Form 20-F
period 2014-12-31
Itau Unibanco Holding S.A.
filed 2015-04-03
CIK 1132597

As filed with the Securities and Exchange Commission on April 02, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15276

ITAÚ UNIBANCO HOLDING S.A.

(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

(Address of principal executive offices)

Marcelo Kopel

Investor Relations Officer

Itaú Unibanco Holding S.A.

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

+55 11 2794 3547

drinvest@itau-unibanco.com.br

(Name, Telephone, E-mail and/or Facsimilie number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, no par value	New York Stock Exchange(*)
American Depositary Shares (as evidenced by American Depositary	New York Stock Exchange
Receipts), each representing 1 (one) Preferred Share

(*) Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,770,034,003 Common Shares, no par value

2,706,967,586 Preferred Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

☒ Large accelerated filer     ☐ Accelerated filer     ☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards	☐ Other
as issued by the International Accounting
Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

INTRODUCTION

The information presented in this annual report on Form 20-F is accurate only as of the date of this annual report on Form 20-F and information incorporated by reference in this annual report on Form 20-F is accurate only as of the date of the document in which such incorporated information is contained. Our activities, the condition of our finances and assets, the results of transactions and prospects may have changed since that date.

Information contained in or accessible through the websites mentioned in this annual report on Form 20-F is not part of this annual report unless we specifically state that it is incorporated by reference and is part of this report. All references in this annual report on Form 20-F to websites are inactive textual references and are for information only.

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filling with the United States Securities and Exchange Commission)

20-F item number and description	Page

Part I
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
3A. Selected financial data	A-13 to A-14,
A-138
3B. Capitalization and indebtedness	Not applicable
3C. Reasons for the offer and use of proceeds	Not applicable
3D. Risk factors	A-60 to A-66,
A-140 to A-141
Item 4. Information on the Company
4A. History and development of the company	A-14 to A-20,
A-41

4B. Business overview	A-9 to A-10,
A-14 to A-18,
A-20 to A-36,
A-66 to A-94,
A-130 to A-135

4C. Organizational structure	A-22 to A-23,
F-13 to F-14

4D. Property, plant and equipment	A-119
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
5A. Operating results	A-97 to A-98,
A-119 to A-135

5B. Liquidity and capital resources	A-71 to A-81,
A-114 to A-115,
A-117 to A-118,
A-133 to A-135

5C. Research and development, patents and licenses, etc	A-21
5D. Trend information	A-135
5E. Off-balance sheet arrangements	A-119,
F-92 to F-93,
F-103
5F. Tabular disclosure of contractual obligations	A-118
Item 6. Directors, Senior Management and Employees
6A. Directors and senior management	A-44 to A-56
6B. Compensation	A-56,
F-55 to F-58
6C. Board practices	A-44 to A-48
6D. Employees	A-20 to A-21

6E. Share ownership	A-22 to A-23,
A-56
Item 7. Major Shareholders and Related Party Transactions
7A. Major shareholders	A-21 to A-23

7B. Related party transactions	A-47,
A-86,
F-90 to F-91

7C. Interests of experts and counsel	Not applicable
Item 8. Financial Information
8A. Consolidated Statements and Other Financial Information	A-11,
A-13 to A-14,
F-1 to F-104

8B. Significant Changes	None
Item 9. The Offer and Listing
9A. Offer and listing details	A-37 to A-42
9B. Plan of distribution	Not applicable
9C. Markets	A-37 to A-38

9D. Selling shareholders	Not applicable
9E. Dilution	Not applicable
9F. Expenses of the issue	Not applicable
Item 10. Additional Information
10A. Share capital	Not applicable
10B. Memorandum and articles of association	A-22 to A-23,
A-39 to A-42,
A-44 to A-50,
A-56 to A-58

10C. Material contracts	None
10D. Exchange controls	A-94
10E. Taxation	A-140 to A-146
10F. Dividends and paying agents	Not applicable
10G. Statement by experts	Not applicable
10H. Documents on display	A-10
10I. Subsidiary information	F-13 to F-14

Item 11. Quantitative and Qualitative Disclosures About Market Risk	A-71 to A-76

Item 12. Description of Securities Other Than Equity Securities
12A. Debt Securities	Not applicable
12B. Warrants and Rights	Not applicable
12C. Other Securities	Not applicable
12D. American Depositary Shares	A-39 to A-42
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	A-146
Item 16. [Reserved]
16A. Audit committee financial expert	A-45 to A-46

16B. Code of Ethics	A-58

16C. Principal Accountant Fees and Services	A-46
16D. Exemptions from the Listing Standards for Audit Committees	A-57
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	A-118
16F. Change in Registrant’s Certifying Acountant	None
16G. Corporate Governance	A-56 to A-58
16H. Mine Safety Disclosure	Not applicable
Part III
Item 17. Financial Statements	F-1 to F-104
Item 18. Financial Statements	Not applicable
Item 19. Exhibits	B-1

GUIDE 3 CROSS-REFERENCE INDEX

(for the purpose of filling with the United States Securities and Exchange Commission)

GUIDE 3 item number and description	Page

Part I Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential
Average balance sheets	A-138
Analysis of net interest earnings	A-139
Volume and rate movement	A-139
Part II Investment Portfolio
Book value of investments	A-98 to A-100
Maturity profile	A-101 to A-102
Book value and market value exceeding 10% of stockholders’ equity	A-98 to A-99
Part III Loan Portfolio
Types of Loans	A-104
Maturities and Sensitivities of Loans to Changes in Interest Rates	A-104 to A-107
Risk Elements
Nonaccrual, Past Due and Restructured Loans	A-104 to A-108,
A-110 to A-113
Potential Problem Loans	A-108 to A-110
Foreign Outstandings	A-113 to A-114
Loan Concentrations	A-107 to A-108
Other Interest Bearing Assets	A-138
Part IV Summary of Loan Loss Experience
Analysis of the Allowance for Loan Losses	A-97
A-109 to A-110
Allocation of the Allowance for Loan Losses	A-110
Part V Deposits	A-114 to A-115
Part VI Return on Equity and Assets	A-139
Part VII Short-Term Borrowings	A-114

Annex A – Annual Report

2014 Consolidated Annual Report

CASA MOREIRA SALLES
Casa Moreira Salles

BANCO FEDERAL DE CREDITO S.A.
Banco Federal de Crédito S.A.

New Data Center

Itaú Unibanco

90 years

Index

Context
A-4	Macroeconomic context
A-7	Context of Itaú Unibanco Holding
A-10	Context of this report

Our profile
A-13	In numbers
A-14	2014 highlights
A-19	Our history
A-24	Our business
A-36	Competitive strengths
A-37	Our shares

Our governance
A-44	Our practices
A-44	Management structure
A-56	Main differences between Brazilian and U.S. corporate governance practices

Our risk management
A-60	Risk factors
A-66	Risk and capital management
A-81	Regulatory environment

Performance
A-97	Financial performance
A-136	Consolidated Financial Statements (IFRS)

Attachments
A-138	Selected statistical information
A-140	Exchange rates
A-140	Considerations for ADS holders
A-146	Controls and procedures
A-146	Sustainability
A-147	Glossary

Annual Report 2014

CASA MOREIRA SALLES
1920s:
Casa Moreira Salles façade

PROPOSTA Nº
APOLICE Nº
COMPANHIA
SEGURADORA BRASILEIRA
1930s:
In 1935, Itauseg became Companhia Seguradora Brasileira

1940s:
First Board of Directors of Banco Central de Crédito S.A.

1 Context

Context

Macroeconomic context

Global context

The 2008 crisis in the global financial markets significantly affected the world economy. The crisis led to: (i) recession and increased unemployment in the world’s leading economies; (ii) a reduction in investment on a global scale; (iii) a decline in credit availability and liquidity; and (iv) a general reduction in the level of transactions in capital markets worldwide. The world economy, as well as the credit and capital markets, have recovered substantially since 2008, but the overall condition of the global financial markets is still relatively fragile.

The world economy is currently characterized by divergent growth prospects. While the U.S. economy is expected to expand at rates of 3.2% in 2015 and 2.9% in 2016 (according to the Federal Reserve Bank of Philadelphia’s Survey of Professional Forecasters), the Eurozone and Japan will likely struggle to improve their economic growth. Meanwhile, growth in China is decelerating, and growth in other emerging markets has been slow.

Growth in the Eurozone resumed in the second half of 2013 and continued at a moderate pace through 2014. More fundamentally, fiscal reforms have been implemented in European countries, and confidence and financial conditions have improved when compared with 2013, creating conditions to sustain that moderate growth. Modest growth, the still-large output gap and lower commodity prices pushed inflation down in the Eurozone to a negative level: -0.2% year over year as of December 2014. The European Central Bank (ECB) responded to falling inflation and subdued growth over the course of the year by cutting interest rates in June and September 2014, announcing targeted longer-term refinancing operations, adopting measures to increase liquidity and establishing a program for the purchase of certain types of privately issued assets. The ECB has also announced it will purchase €60 billion per month in assets, including government bonds, from March 2015 until at least September 2016.

The unprecedented monetary policy measures implemented by developed countries since 2008 have created a period of significantly increased liquidity for emerging markets, which has boosted asset prices. As the U.S. economic recovery progresses and its outlook improves, the U.S. Federal Reserve is expected to begin an interest rate hiking cycle. According to the minutes from the December meeting of the Federal Open Market Committee (FOMC), most committee members indicated that it would be appropriate to start raising interest rates in 2015.

Engineering a smooth exit from a period of extraordinary liquidity remains a challenge for the years ahead. We believe that this transition may result in more volatile asset prices in emerging markets and could affect our operational results.

U.S. economic activity strengthened in 2014, with real GDP growing by 2.4%, an improvement compared with the 2.2% growth in 2013. After a sharp slowdown in the first quarter, when U.S. GDP declined by 2.1% on an annualized basis, GDP grew at annualized rates of 4.6%, 5.0% and 2.2% in the second, third and fourth quarters of 2014, respectively. Job creation averaged 260,000 positions per month in the 12-month period ended December 31, 2014. The U.S. unemployment rate declined to 5.6% in December 2014, the lowest level since June 2008. Survey data has indicated that business and consumer confidence remained at high levels.

China’s GDP grew by 7.3% year over year in the fourth quarter of 2014, continuing its slowing trend. Chinese policymakers are showing renewed signs that they are committed to medium-term reforms to improve overall productivity and are accepting slower but more balanced GDP growth. This is expected to help rebalance the economy and sustain growth in the medium term, although some implementation risks remain.

In Latin America, economies have generally shown lower growth rates in 2014 than in the previous year. Mexico is an exception. While domestic policies and higher global growth will likely lead to recovery in many Latin American countries, we now anticipate a weaker rebound than we were previously expecting, due to lower commodity prices.

The table below shows the real GDP growth rates in seven Latin American countries as of and for the years (ending on December 31) 2014 (except as otherwise indicated), 2013, 2012, 2011 and 2010.

	AS OF AND FOR THE YEAR ENDED
REAL GDP	DECEMBER 31,
GROWTH (%)	2014	2013	2012	2011	2010
Argentina(1) (%)	(2.5)	3.3	(0.4)	5.2	8.2
Chile(2) (%)	1.9	4.2	5.5	5.8	5.8
Colombia(3) (%)	4.6	4.9	4.0	6.6	4.0
Mexico(4) (%)	2.1	1.4	4.0	4.0	5.1
Paraguay(5) (%)	4.4	14.2	(1.2)	4.3	13.1
Peru(6) (%)	2.4	5.8	6.0	6.5	8.5
Uruguay(7) (%)	3.5	5.1	3.3	5.2	7.8

(1) IGA (Indice General de Actividad), a GDP proxy. Source: OJF (Orlando J. Ferreres & Asociados S.A.).

(2) Source: Banco Central de Chile.

(3) Source: Banco de la República.

(4) Source: Instituto Nacional de Estadística y Geografía.

(5) Source: Banco Central del Paraguay.

(6) Source: Banco Central de Reserva del Perú.

(7) Source: Banco Central del Uruguay.

Annual Report 2014	A-4

Fiscal problems in advanced economies, sluggishness in developed countries and inflation and other issues in developing economies and in particular in Latin America may have an impact on our future growth in Brazil and, therefore, on the results from our operations.

Brazilian context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by economic, political and social conditions in the country. In recent years, we have benefited from Brazil’s generally stable economic environment, with average annual GDP growth of approximately 4.4% from 2004 to 2011, which led to increased bank lending and deposits. Brazil’s GDP growth rates were 1.8% in 2012, 2.7% in 2013 and 0.1% in 2014, partly reflecting a deceleration in potential growth.

In April 2013, the Central Bank initiated a monetary tightening cycle, increasing the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia, or Selic) from a low of 7.25% in March 2013 to a high of 11.00% in April 2014. In October 2014, the Central Bank resumed the monetary tightening cycle. In December 2014, the Selic rate reached 11.75%. The recent increase in interest rates has also triggered an increase in the reference interest rate (Taxa Referencial, or TR), which rose from approximately 0.05% per month in December 2013 to approximately 0.11% per month in December 2014. Bank lending as a proportion of GDP increased to 58.9% in December 2014 from 56.1% in December 2013.

Consumer price inflation remained at high levels in 2014. The 12-month IPCA (Índice de Preços ao Consumidor Amplo) inflation rate reached 6.41% on December 31, 2014, above the target of 4.5%.

The monetary tightening cycle implemented by the Central Bank since April 2013 is expected to keep inflation under control but also to affect domestic activity. If inflation persists or economic activity declines, family incomes may decrease in real terms, which could eventually lead to higher delinquency rates in the Brazilian banking system.

For the past three years, the Brazilian government adopted an expansionary fiscal stance, with the result that the primary surplus in the public sector fell from 3.1% of GDP in 2011 to -0.6% of GDP for the 12-month period ended December 2014. The reduction in the primary surplus, combined with the recent increase in the Brazilian government’s debt-financing costs, has contributed to the relative pressure on public debt. Considering the need for fiscal adjustment as well as the challenges associated with implementing it, we believe that a fiscal consolidation trend is likely to emerge over the next few years, which we expect to have positive effects on confidence and growth.

In addition, Brazil has in recent years implemented a large number of regulatory changes, such as changes in banks’ reserve and capital requirements, as well as other macro-prudential policies (such as capital controls). In September 2012, the additional reserve requirement for demand deposits was reduced from 6.0% to zero, and in March 2013, the additional reserve requirement for time deposits was reduced from 12.0% to 11.0%. In March 2014, the Central Bank revoked rules that reduced the interest applicable to required reserves for time deposits. The reduction of interest applicable to required reserves for time deposits was intended to stimulate the transfer of liquidity from larger to smaller financial institutions and resulted in more than R$46 billion being

Annual Report 2014	A-5

injected into smaller financial institutions. In June 2014, the reserve requirement for demand deposits was increased from 44% to 45%.

More recently, in August 2014, the Central Bank made certain changes to capital requirements in another step toward Basel III standards. The risk weight of 150% and 300% applicable to consumer loans with maturities longer than 36 and 60 months, respectively, were reduced to 75%. In addition, the Central Bank changed certain classification criteria whereby a larger number of companies now fall under the retail segment, which has a lower required risk weight.

The Central Bank also changed the rules for required reserves for time deposits. For the 12-month period starting in August 2014, 60% of required reserves for time deposits will not be remunerated (previously, 100% of these reserves were remunerated at the Selic rate). Banks can use these deposits to provide vehicle loans and, since October, working capital financing. The use of these deposits is allowed only when the amount exceeds the average of loans granted in the first six months of 2014. These deposits can also be used for motorcycle financing or to acquire loan portfolios from eligible financial institutions. Furthermore, the eligibility rules for these institutions are now less restrictive.

The Brazilian real has depreciated against the U.S. dollar, with the exchange rate reaching R$2.66 per US$1.00 as of December 31, 2014, compared with R$2.39 per US$1.00 as of January 2, 2014. The strengthening of the U.S. dollar across the major currencies was the main driver behind the depreciation of the Brazilian real in dollar terms. On March 24, 2015, the Central Bank announced that will discontinue the foreign exchange swap program (which started on August 22, 2013). The Central Bank also indicated that it will seek to fully rollover the foreign exchange swaps maturing from May 1, 2015, onwards.

Brazil’s current account deficit (the net balance from the trade of goods and services and international transfers) was 4.2% of GDP as of December 2014, up from 3.6% as of December 2013. However, Brazil has maintained its external solvency, with US$374 billion in international reserves and US$348.5 billion in external debt as of December 2014.

The credit market continued to slow down in 2014. Real year over year total loan growth in Brazil slowed to 4.6% as of December 2014 from 8.1% as of December 2013. Total new loan growth declined to a real annual average of -0.9% in December 2014 from 5.1% in December 2013. The growth rate of non-earmarked credit transactions has continued to decline. Non-performing household loans in Brazil have decreased as a share of total household loans, falling to 3.7% in December 2014 from 4.1% in December 2013. The non-performing share of loans to non-financial corporations has remained at around 2.0% for the past year.

General elections were held in October 2014 for the presidency, the national congress, state governorships and state legislatures. A run-off election for the Brazilian presidency occurred on October 26, 2014, pursuant to which Dilma Rousseff was re-elected as president of Brazil. The government has since initiated a fiscal adjustment process, announcing austerity measures aimed at improving fiscal conditions and reducing lags in regulated prices.

The table below shows real GDP growth, the inflation rate, exchange rate variation and interest rates in Brazil as of and for the years ending on December 31, 2014, 2013, 2012, 2011 and 2010.

	AS OF AND FOR THE YEAR ENDED
	DECEMBER 31,
	2014	2013	2012	2011	2010
Real GDP growth %(1)	0.1	2.7	1.8	3.9	7.6
Inflation rate – IGP-DI %(2)	3.8	5.5	8.1	5.0	11.3
Inflation rate – IPCA %(3)	6.4	5.9	5.8	6.5	5.9
Exchange rate variation % (R$/US$)(4)	13.4	14.6	8.9	12.6	(4.3)
TR % (reference interest rate)(5)	1.01	0.53	0.00	1.07	0.66
CDI % (interbank interest rate)(6)	11.51	9.78	6.94	10.87	10.64
Selic % (overnight interest rate)(6)	11.58	9.90	7.16	10.90	10.66
Sovereign 5-year CDS(7)	200.8	193.8	108.4	161.6	111.3
(1)	Source: Instituto Brasileiro de Geografia e Estatística, or IBGE.
(2)	Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna, or IGP-DI), published by the Fundação Getulio Vargas.
(3)	Source: Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or IPCA), published by IBGE.
(4)	Source: Central Bank (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real. 2015 data is 20.4 as of March 31, 2015.
(5)	Source: Mortgage reference rate (Taxa Referencial, or TR), published by the Central Bank. Data presented in percentage per year.
(6)	Source: Central Bank (cumulative as of December 2014). Data presented in percentage per year.
(7)	Source: Bloomberg (period-end). Credit default swaps, or CDS, is a measure of country risk (and is measured using basis points). 2015 data is 282.7 as of March 31, 2015.

Annual Report 2014	A-6

Context of Itaú Unibanco Holding

Message from the Chairman of the Board of Directors

Dear Stakeholder,

In 2014, we celebrated nine decades since the founding of Casa Moreira Salles, our first financial company that later became Itaú Unibanco. History shows how tied we are to Brazil’s development and how our desire to grow together with the country has made us an institution that has gone far beyond the dreams of our founders. Since our inception as a correspondent bank in the city of Poços de Caldas, which counted on a few more than 200 clients in the early 1920’s, steady investments in the organic growth of our operations and the dozens of mergers and acquisitions have created the formidable organization we are today. In 2014, our assets exceeded R$1.1 trillion.

We are currently the largest private bank in Brazil and in Latin America, we have established a presence in over 18 countries around the world and we continue to expand our operations outside of Brazil. The merger of our business in Chile with CorpBanca, which is pending relevant approvals, will elevate us from the seventh to the fourth largest bank in Chile, creating a platform for growth and seeking new business opportunities in the financial sectors in Chile, Colombia, and Central America.

In order to support our business, in early March we opened our new data center, one of the largest and most modern in the world.

The strategy we have adopted since 2011 of expanding our loan portfolio with lower risk operations, focusing on insurance and services, and seeking the ongoing improvement of our efficiency indexes, has proved to be successful. We have recorded sound results and embraced principles that ensure our sustainability. In 2014, our net income reached R$21.9 billion, with a 24.3% return on equity (1).

Our expenses for allowance for loan losses decreased in 2014, despite the 9.9% growth of our loan portfolio. Payroll and real estate loans, which provide for less defaults and for a more secure portfolio, were the products with the greatest growth over the year, increasing 79.5% and 18.8%, respectively over the previous year. In December, our 90-day non-performing loan ratio reached 3.1%, the lowest since the Itaú and Unibanco merger.

Our income from insurance and service fees also experienced growth. These products have become increasingly important to our institution, contributing to less volatility in our results since they are less impacted by economic cycles when compared to credit activities. Our insurance operation is based on the bancassurance model, which prioritizes products that may be offered through a number of our banking channels. In line with this strategy, in October 2014 we consummated the sale of our large risk insurance operation, whose clients are middle-market and large companies with high-insured amounts. The impact of this sale was recorded in the fourth quarter results of 2014.

The increase in our income from insurance and service fees and the controlled increase of our expenses caused our efficiency ratio to improve by 190 basis points in 2014. We are constantly reviewing our processes and seeking opportunities to do more with less.

Even after 90 years, we are extremely proud of being a modern, agile company, that possesses a strong culture, an engaging purpose and continuing care with respect to our reputation. We had the most valuable brand in Brazil for the past 11 years, and our shares are included in the portfolios of the world’s major sustainability indexes. And what do we want today? We want to continue growing, as a result of a very clear vision: to satisfy our clients and achieve high sustainable performance in our business.

In line with this vision, in February 2015 we implemented a new organizational structure for our management. These changes are aimed at ensuring preparation for a seamless and secure transition in connection with the succession process of Mr. Roberto Setubal, our CEO, who will reach the age limit for holding his current position in 2017, as well as addressing more pressing challenges in view of the current economic climate. Accordingly, in addition to the position of CEO, our executive committee is now made up of three General Managers and two Vice Presidents: General Manager of Retail, General Manager of Wholesale, General Manager of Technology and Operations, Vice President of the Finance and Risk areas, and Vice President of the Legal and Human Resources areas. It is a more streamlined and agile structure, which will focus on the bank’s priorities of efficiency, simplification and client satisfaction.

Yours faithfully.

(1) Attributed to the owners of the parent company.

Annual Report 2014	A-7

Message from the Chief Executive Officer

Dear Reader,

In 2014, our profit was R$21.9 billion, an increase of 32.3% from 2013, and our annualized return on average equity(1) was 24.3%, one of the best results since the merger of Itaú and Unibanco, reflecting the on-going improvement of our bank’s operational quality. Our capital base increased in 2014, our BIS ratio reached 16.9% in December 2014, 30 basis points higher than in December 2013. These results are the consequence of a reduction in our risk appetite, a focus on the expansion of client services and strict controls over expenses. These initiatives, which we commenced in 2011, allowed us to reduce our allowance for loan losses, increase revenues from insurance & services and increase expenses in line with inflation, leading to the subsequent improvement of our efficiency ratio.

Our total loan portfolio was R$452.4 billion, an increase of 9.9% from December 31, 2013. Our lower risk portfolios, such as the payroll and real estate loan portfolios, grew and, as a consequence, the delinquency reached 3.1%, the lowest level since the merger of Itaú and Unibanco. It is worth noting that in 2014, our loan portfolio alone reached a return that is equivalent to the bank’s capital cost, a fact that was only possible due to the review of the risk appetite in 2011. In 2014, our profit(2) from loan operations was R$9.3 billion.

Banking service fees and revenues from insurance, the key component of our strategy, grew 13.2% in 2014 over 2013. Our acquisition of REDE in 2012, the integration of Credicard’s operation and the sale of our large risk insurance operation are strategic initiatives focused on the growth of our non-interest income and mass-market insurance activities, typically related to retail banking. The significant return of financial services and insurance are related to the strong market presence of our retail bank and our ability to offer services and insurance to the bank’s clients. In 2014, our profit(2) from insurance & services activities amounted to R$11.4 billion.

During 2014, our expenses grew only 6.6% over 2013 and we reached a more positive risk-adjusted efficiency ratio of 64.3%, the best such ratio in our history. Our investments and efforts are focused on the development of platforms and services that use state-of-the-art technology focusing on mobility and convenience, with a view to simplifying and making easier the lives of our clients. The construction work on our new data center, in the interior of the State of São Paulo, which required investments of more than R$3 billion, was completed as planned and we successfully implemented the facility’s environment infrastructure. We started the process of migrating our systems and services to the new data center and expect to complete the process during the second half of 2016. As a result, our processing capacity for data allocation will be multiplied 25 times.

In Latin America, we obtained some of the regulatory approvals necessary for the merger of Banco Itaú Chile and CorpBanca and we expect to complete the merger before the end of 2015.

In 2015, we will maintain the strategy commenced in 2011 which has been bringing us positive results as it is less cyclical given the levels of revenues derived from insurance & services. We are well placed to face a challenging environment in 2015.

I invite you to read our Consolidated Annual Report which, for the second consecutive year, integrates our Form 20-F and the prospectus for the issue of debt securities, which this year includes more objective language, thus reducing the size of the report while maintaining a comprehensive level of content.

We thank all our shareholders and clients for the trust they have placed in us.

Enjoy your reading!

(1) Attributed to the owners of the parent company.

(2) Net income attributable to owners of the parent company.

Annual Report 2014	A-8

Business Strategy

Our board of directors is responsible for defining our strategy. Strategic decisions taken by our board of directors are supported by the Strategy Committee, which provides data and information about strategic business issues. The Strategy Committee’s activities and responsibilities range from evaluating investment opportunities and budget guidelines to providing advice and support to our chief executive officer for the monitoring of our consolidated strategy. The Strategy Committee is supported by the economic scenarios sub-committee, which provides macroeconomic data for discussions on strategies, investments and budgets. Please refer to section Our Governance, item Our Management Structure, Committees of the Board of Directors, Strategy Committee for further information.

Expand our operations in Brazil and abroad

We intend to expand our operations in Brazil and abroad. In January 2014, we entered into an agreement with CorpBanca and its controlling stockholders for the merger of Banco Itaú Chile and CorpBanca. Some of the regulatory approvals required for the conclusion of this operation have already been obtained. In August 2014, reaffirming our commitment to the Chilean market and the vision of being the largest private bank in the Latin American market, we expanded the joint venture agreement entered into in 2011 with Munita, Cruzat & Claro S.A. Corredores de Bolsa, a brokerage house, and MCC Securities Inc. (MCC), obtaining 100% interest in MCC.

In 2013, we carried out a series of transactions aimed at expanding our operations in Brazil. In December 2013 we concluded the acquisition of 100% of the shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios S.A., for approximately R$2.8 billion in cash, including the “Credicard” brand. In Latin America, we acquired Citibank Uruguay on June 28, 2013, including both retail banking and credit card operations. In addition, in order to consolidate and expand our operations in Europe, in 2013 we completed the transfer of the central administration and registered offices of our corporate banking unit in Europe by means of a cross-border merger of Banco Itaú BBA International S.A., a bank headquartered in Portugal into Itau BBA International plc (formerly Itau BBA International Limited). Please refer to section Our Profile, item Our Business, Our International Business, Itaú BBA International for further details about Itaú BBA International’s business.

In 2012, we successfully acquired the remaining 49.9% interest of REDE from minority shareholders for R$11.8 billion by means of a tender offer. On July 9, 2012, we entered into an association agreement with Banco BMG S.A., focusing on the offering, distribution and commercialization of payroll loans. We were also authorized by the Colombian regulatory authorities to structure our wholesale and investment banking operations in Colombia through Itaú BBA S.A. Colombia.

Focus on Non-Interest Income

We constantly seek, implement and focus on the sale of new products and services which, we believe add value to our customers and, at the same time, allow us to increase our fee-based income. This increase is mainly due to an increased volume of account service packages and services. New subscriptions to current account service packages and the adjustment of services provided to our higher-income Uniclass clients and by our Itaú Empresas business unit also contributed to this growth.

In addition, we continue to focus on our insurance services by operating under the bancassurance model, with a focus on the sale of massive personal and property insurance services, largely provided through our retail banking. As part of this strategy, in October 2014 we announced the sale of our large risks operations to the ACE group and the early termination of operating agreements between Via Varejo S.A. and our subsidiary Itaú Seguros S.A. for the offer of extended warranty insurance in “Ponto Frio” and “Casas Bahia” stores.

Please refer to section Our Profile, item 2014 highlights, for further details about Large Corporate P&C Insurance Business and Via Varejo S.A.

Continue to improve efficiency

In 2010, we established an Efficiency Program aimed at identifying, implementing, and monitoring costs and revenues, in addition to promoting a strong culture of operational efficiency. In 2012, 2013 and 2014, we focused on increasing cost savings by reducing unnecessary costs, promoting the simplification and centralization of processes and job descriptions, promoting synergy gains and combining the management of certain business units.

We also aim at simplifying our structure in order to sustain growth. We are committed to improve processes, to streamline operations, to be more efficient in everything we do with the clear purpose of client satisfaction. As an example of how we propose to meet these expectations, in the beginning of 2013 we announced changes to our executive structure, which have enabled us to organize our operations in a simpler and more efficient manner. These changes helped us improve our efficiency ratio and risk-adjusted efficiency ratio in 2014.

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

In the last three years, we focused on the improvement of our asset quality by increasing credit selectivity, changing our loan portfolio mix, and prioritizing the sale of less risky products, such as real estate and payroll loans, reducing the origination of higher risk portfolios, such as vehicle loans.

Develop strong relationships with our clients based on client segmentation

We will continue to work on our client segmentation strategy in order to identify our clients’ needs and enhance our relationship with our client base, as well as to increase market penetration. We believe that our client segmentation tools and strategies provide us with an important competitive advantage developed over the course of more than 25 years. We aim to fulfill clients’ financial needs through a wide product portfolio by cross-selling banking and insurance products and making sales through a variety of channels. We are focused on delivering “best-in-class” client service, in order to maintain and increase client satisfaction and increase portfolio profitability.

Annual Report 2014	A-9

In 2013, we moved our middle-market banking business (companies with an annual revenue between R$30 million and R$300 million) from our Commercial Bank – Retail segment to our Wholesale segment. Starting in the first quarter of 2013, we began to transition and service these clients through Itaú BBA. Commencing in 2014, we started developing a differentiated business model, which enables us to provide higher quality services and sustainable growth in order to achieve a prominent market position. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 34 – Segment Information, for further details.

Context of this report

This edition of our annual report reflects structural and conceptual changes from the annual report for 2013. We undertook such changes in 2014 in a search for innovation, transparency, and efficiency in obtaining information and in the communication with the public of interest. This report unifies the content of our major annually released reports, such as the annual report on Form 20-F, the Annual Report, and the Offering Memorandum for the Medium-Term Note Program, or MTN Program. The annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission, or SEC, served as reference for the content of this report.

The annual report describes our strategy, structure, activities, operations, using plain and straightforward language to be clear to all audiences who may consult this annual report.

The information presented is aligned with Pronouncement 13 of the Market Information Disclosure Steering Committee (Comitê de Orientação para Divulgação de Informações ao Mercado, or CODIM), a Brazilian joint initiative of entities representing the capital markets, focused on improving transparency and information reporting in the Brazilian capital markets.

This annual report contains data from January 1 to December 31, 2014, presenting our corporate and business structure, governance and financial performance, among other matters. The description of our challenges for 2015 in the medium and long term results from interviews carried out with our executives and are aligned with our quarterly conference calls on results. It also includes information on all entities subject to the significant influence or control of Itaú Unibanco Holding S.A. Any potential changes or impacts on the data collected as a result of certain transactions, the acquisition or sale of assets, or any important change for the business is indicated throughout this report. The annual report is divided into the following sections: (i) Context, (ii) Our Profile, (iii) Our Governance, (iv) Our Risk Management, (v) Performance, and (vi) Attachments.

The audit of our financial statements in IFRS is carried out by PricewaterhouseCoopers Auditores Independentes, or PwC.

Documents on display

We are subject to the informational requirements for foreign private issuers of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained by mail from the Public Reference Room of the SEC at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access those materials, including this annual report and the accompanying exhibits. We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at www.cvm.gov.br.

Copies of our annual report on Form 20-F will be available for inspection upon request to the Investor Relations department at our office at Praça Alfredo Egydio de Souza Aranha 100, Torre Conceição, 9º andar – São Paulo – SP – 04344-902 – Brazil.

Investors may receive a hard copy of this annual report, including our complete audited financial statements of the last fiscal year, free of charges, by requesting a copy from our Investor Relations department, by e-mail, at investor.relations@itau-unibanco.com. br, indicating their contact information and their complete mailing address. Comments and suggestions regarding this report may be sent to the same e-mail.

Reading this Report

In this report, the terms:

•	“Itaú Unibanco Holding”, “Itaú Unibanco Group”, “we”, “us” or “our” refer to Itaú Unibanco Holding S.A. (previously Banco Itaú Holding Financeira S.A.) and all its consolidated subsidiaries and affiliates, except where specified or differently required by the context;
•	“Itaú Unibanco” refers to Itaú Unibanco S.A. (previously Banco Itaú S.A.), together with its consolidated subsidiaries, except where specified or differently required by the context;
•	“Itaú BBA” refers to Banco Itaú BBA S.A., with its consolidated subsidiaries, except where specified or differently required by the context;
•	“Brazil” refers to the Federative Republic of Brazil;
•	“Brazilian government” refers to the federal government of the Federative Republic of Brazil;
•	“Central Bank” means the Central Bank of Brazil;
•	“CMN” means the National Monetary Council;
•	“CVM” means the Securities and Exchange Commission of Brazil;
•	“Preferred shares” and “common shares” refer to authorized and outstanding preferred and common shares with no par value;
•	“ADSs” refer to our American Depositary Shares (1 (one) ADS represents 1 (one) preferred share);
•	“R$”, “reais” or “Brazilian real” mean real, the Brazilian official currency; and
•	“US$”,“dollars” or “U.S. dollars” mean United States dollars.

Additionally, acronyms used repeatedly, technical terms and specific market expressions in this annual report will be explained or detailed in the section Attachments, item Glossary, as well as the full name of our main subsidiaries and other entities referenced in this annual report.

Annual Report 2014	A-10

The reference date for the quantitative information for balances found in this annual report is as of December 31, 2014 and for results is for the year ended December 31, 2014, except where otherwise stated. Without prejudice to the foregoing, information contained in or accessible through the websites mentioned in this annual report is not part of this document or incorporated by reference herein.

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

Forward-Looking Information

This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;
•	General economic and political conditions abroad and in particular in the countries where we operate;
•	Government regulations and tax laws and respective amendments;
•	Disruptions and volatility in the global financial markets;
•	Increases in compulsory deposits and reserve requirements;
•	Regulation and liquidation of our business on a consolidated basis;
•	Obstacles for holders of our shares and ADSs to receive dividends;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Strengthening of the competition and industry consolidation;
•	Changes in our loan portfolio and changes in the value of our securities and derivatives;
•	Losses associated with counterparty exposure;
•	Our exposure to the Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
•	The effectiveness of our risk management policy;
•	Damages to our reputation;
•	The capacity of our controlling shareholder to conduct our business;
•	Difficulties during the integration of acquired or merged businesses; and
•	Other risk factors listed in the section Our Risk Management, item Risk Factors.

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

About our financial information

Our consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We first adopted IFRS on January 1, 2010, and our consolidated financial statements for the periods ended December 31, 2011 and 2010 were our first consolidated financial statements presented in accordance with IFRS. All consolidated financial information related to 2014, 2013, 2012, 2011 and 2010 included in this report were prepared in accordance with IFRS.

We use accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Central Bank for our reports to Brazilian shareholders, filings with the CVM, and calculation of payments of dividends and tax liabilities.

The CMN establishes that financial institutions meeting certain criteria, such as Itaú Unibanco Holding, are required to present consolidated financial statements in accordance with IFRS.

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

Our consolidated financial statements as of December 31, 2014 and 2013 and for the twelve-month periods ended December 31, 2014, 2013 and 2012 were audited by PricewaterhouseCoopers Auditores Independentes, an independent audit firm, as stated in its report in section Performance, item Financial Performance in this report.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details about the significant accounting policies applied in the preparation of our consolidated financial statements according to IFRS.

Annual Report 2014	A-11

BANCO FEDERAL DE CREDITO S.A.

1950s:
Banco Federal de Crédito S.A. façade

2 Our profile

Our Profile

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

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,					VARIATION
ASSETS	2014	2013	2012	2011	2010	2014- 2013%		2013- 2012%		2012- 2011%		2011- 2010%
Cash and deposits on demand	17,527	16,576	13,967	10,668	10,172	951	5.7	2,609	18.7	3,299	30.9	496	4.9
Central Bank compulsory deposits	63,106	77,010	63,701	98,053	85,776	(13,904)	(18.1)	13,309	20.9	(34,352)	(35.0)	12,277	14.3
Interbank deposits	23,081	25,660	23,826	27,821	14,835	(2,579)	(10.1)	1,834	7.7	(3,995)	(14.4)	12,986	87.5
Securities purchased under agreements to resell	208,918	138,455	162,737	92,248	88,682	70,463	50.9	(24,282)	(14.9)	70,489	76.4	3,566	4.0
Financial assets held for trading	132,944	148,860	145,516	121,889	115,497	(15,916)	(10.7)	3,344	2.3	23,627	19.4	6,392	5.5
Financial assets designated at fair value through profit or loss	733	371	220	186	306	362	97.6	151	68.6	34	18.3	(120)	(39.2)
Derivatives	14,156	11,366	11,597	8,754	7,777	2,790	24.5	(231)	(2.0)	2,843	32.5	977	12.6
Available-for-sale financial assets	78,360	96,626	90,869	47,510	44,539	(18,266)	(18.9)	5,757	6.3	43,359	91.3	2,971	6.7
Held-to-maturity financial assets	34,434	10,116	3,202	3,105	3,170	24,318	240.4	6,914	215.9	97	3.1	(65)	(2.1)
Loan operations and lease operations portfolio, net	430,039	389,467	341,271	322,391	274,843	40,572	10.4	48,196	14.1	18,880	5.9	47,548	17.3
Loan operations and lease operations portfolio	452,431	411,702	366,984	346,264	294,837	40,729	9.9	44,718	12.2	20,720	6.0	51,427	17.4
(-) Allowance for loan and lease losses	(22,392)	(22,235)	(25,713)	(23,873)	(19,994)	(157)	0.7	3,478	(13.5)	(1,840)	7.7	(3,879)	19.4
Other financial assets	53,649	47,592	44,492	40,254	40,945	6,057	12.7	3,100	7.0	4,238	10.5	(691)	(1.7)
Investments in associates and joint ventures	4,090	3,931	3,005	2,544	2,948	159	4.0	926	30.8	461	18.1	(404)	(13.7)
Goodwill	1,961	1,905	-	-	-	56	2.9	1,905	100.0	-	-	-	-
Fixed assets, net	8,711	6,564	5,628	5,358	4,801	2,147	32.7	936	16.6	270	5.0	557	11.6
Intangible assets, net	6,134	5,797	4,671	3,825	2,934	337	5.8	1,126	24.1	846	22.1	891	30.4
Tax assets	35,243	34,742	32,412	26,088	24,142	501	1.4	2,330	7.2	6,324	24.2	1,946	8.1
Assets held for sale	196	117	117	85	78	79,00	67.5	-	0.0	32	37.6	7	9.0
Other assets	13,921	12,142	9,923	7,357	5,637	1,779	14.7	2,219	22.4	2,566	34.9	1,720	30.5
Total assets	1,127,203	1,027,297	957,154	818,136	727,082	99,906	9.7	70,143	7.3	139,018	17.0	91,054	12.5
Average interest-earning assets (1)	955,416	882,472	784,686	721,686	585,125	72,944	8.3	97,786	12.5	63,000	8.7	136,561	23.3
Average non-interest-earning assets (1)	97,526	83,025	70,758	69,134	65,044	14,501	17.5	12,267	17.3	1,624	2.3	4,090	6.3
Average total assets (1)	1,052,942	965,497	855,444	790,820	650,169	87,445	9.1	110,053	12.9	64,624	8.2	140,651	21.6

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,					VARIATION
LIABILITIES	2014	2013	2012	2011	2010	2014- 2013%		2013- 2012%		2012- 2011%		2011- 2010%
Deposits	294,773	274,383	243,200	242,636	202,688	20,390	7.4	31,183	12.8	564	0.2	39,948	19.7
Securities sold under repurchase agreements	288,683	266,682	267,405	185,413	199,657	22,001	8.2	(723)	(0.3)	81,992	44.2	(14,244)	(7.1)
Financial liabilities held for trading	520	371	642	2,815	1,335	149	40.2	(271)	(42.2)	(2,173)	(77.2)	1,480	110.9
Derivatives	17,350	11,405	11,069	6,747	5,671	5,945	52.1	336	3.0	4,322	64.1	1,076	19.0
Interbank market debt	122,586	111,376	97,073	90,498	62,599	11,210	10.1	14,303	14.7	6,575	7.3	27,899	44.6
Institutional market debt	73,242	72,055	72,028	54,807	44,513	1,187	1.6	27	0.0	17,221	31.4	10,294	23.1
Other financial liabilities	71,492	61,274	50,255	44,119	41,012	10,218	16.7	11,019	21.9	6,136	13.9	3,107	7.6
Reserves for insurance and private pension	109,778	99,023	90,318	70,904	56,864	10,755	10.9	8,705	9.6	19,414	27.4	14,040	24.7
Liabilities for capitalization plans	3,010	3,032	2,892	2,838	2,603	(22)	(0.7)	140	4.8	54	1.9	235	9.0
Provisions	17,027	18,862	19,209	15,990	14,457	(1,835)	(9.7)	(347)	(1.8)	3,219	20.1	1,533	10.6
Tax liabilities	4,465	3,794	7,109	7,408	12,110	671	17.7	(3,315)	(46.6)	(299)	(4.0)	(4,702)	(38.8)
Other liabilities	23,660	20,848	19,956	18,625	16,021	2,812	13.5	892	4.5	1,331	7.1	2,604	16.3
Total liabilities	1,026,586	943,105	881,156	742,800	659,530	83,481	8.9	61,949	7.0	138,356	18.6	83,270	12.6
Capital	75,000	60,000	45,000	45,000	45,000	15,000	25.0	15,000	33.3	-	-	-	-
Treasury shares	(1,328)	(1,854)	(1,523)	(1,663)	(628)	526	(28.4)	(331)	21.7	140	(8.4)	(1,035)	164.8
Additional paid-in capital	1,508	984	888	738	490	524	53.3	96	10.8	150	20.3	248	50.6
Appropriated reserves	8,210	13,468	22,423	24,279	16,904	(5,258)	(39.0)	(8,955)	(39.9)	(1,856)	(7.6)	7,375	43.6
Unappropriated reserves	16,301	12,138	7,379	5,561	3,615	4,163	34.3	4,759	64.5	1,818	32.7	1,946	53.8
Cumulative other comprehensive income	(431)	(1,513)	1,735	26	494	1,082	(71.5)	(3,248)	(187.2)	1,709	6,573.1	(468)	(94.7)
Total stockholders’ equity attributed to the owners of the the parent company	99,260	83,223	75,902	73,941	65,875	16,037	19.3	7,321	9.6	1,961	2.7	8,066	12.2
Non-controlling interests	1,357	969	96	1,395	1,677	388	40.0	873	909.4	(1,299)	(93.1)	(282)	(16.8)
Total stockholders' equity	100,617	84,192	75,998	75,336	67,552	16,425	19.5	8,194	10.8	662	0.9	7,784	11.5
Total liabilities and stockholders’ equity	1,127,203	1,027,297	957,154	818,136	727,082	99,906	9.7	70,143	7.3	139,018	17.0	91,054	12.5
Average interest-bearing liabilities(1)	793,069	738,535	649,026	572,622	464,214	54,534	7.4	89,509	13.8	76,404	13.3	108,408	23.4
Average non-interest-bearing liabilities(1)	169,247	148,215	130,293	150,813	128,220	21,032	14.2	17,922	13.8	(20,520)	(13.6)	22,593	17.6
Total average stockholders’ equity(1)	90,626	78,747	76,125	67,385	57,736	11,879	15.1	2,622	3.4	8,740	13.0	9,649	16.7
Total average liabilities and stockholders’ equity(1)	1,052,942	965,497	855,444	790,820	650,169	87,445	9.1	110,053	12.9	64,624	8.2	140,651	21.6

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

Annual Report 2014	A-13

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER 31,					VARIATION
STATEMENT OF INCOME	2014	2013	2012	2011	2010	2014- 2013%		2013- 2012%		2012- 2011%		2011- 2010%
Banking Product	91,657	79,387	81,172	74,276	69,415	12,270	15.5	(1,785)	(2.2)	6,896	9.3	4,861	7.0
Losses on Loans Claims	(15,801)	(14,870)	(21,354)	(16,072)	(12,938)	(931)	6.3	6,484	(30.4)	(5,282)	32.9	(3,134)	24.2
Banking Product Net of Losses on Loans and Claims	75,856	64,517	59,818	58,204	56,477	11,339	17.6	4,699	7.9	1,614	2.8	1,727	3.1
General and Administrative Expenses	(42,550)	(39,914)	(38,080)	(35,674)	(34,632)	(2,636)	6.6	(1,834)	4.8	(2,406)	6.7	(1,042)	3.0
Tax Expenses	(5,063)	(4,341)	(4,497)	(4,166)	(4,164)	(722)	16.6	156	(3.5)	(331)	7.9	(2)	0.0
Share of Profit or (Loss) of unconsolidated Companies	565	603	175	(113)	349	(38)	(6.3)	428	244.6	288	(254.9)	(462)	(132.4)
Current Income Tax and Social Contribution	(7,209)	(7,503)	(7,716)	(6,956)	(4,042)	294	(3.9)	213	(2.8)	(760)	10.9	(2,914)	72.1
Deferred Income Tax and Social Contribution	262	3,160	3,491	3,315	(1,494)	(2,898)	(91.7)	(331)	(9.5)	176	5.3	4,809	(321.9)
Net Income	21,861	16,522	13,191	14,610	12,494	5,339	32.3	3,331	25.3	(1,419)	(9.7)	2,116	16.9
Net Income Attributable to Owners of the Parent Company	21,555	16,424	12,634	13,837	11,708	5,131	31.2	3,790	30.0	(1,203)	(8.7)	2,129	18.2
Net Income Attributable to Non-Controlling Interests	306	98	557	773	786	208	212.2	(459)	(82.4)	(216)	(27.9)	(13)	(1.7)

	(In R$, except number of shares)
	FOR THE YEAR ENDED DECEMBER 31,
EARNINGS AND DIVIDENDS PER SHARE	2014	2013	2012	2011	2010
Basic earnings per share(1)(2)
Common	3.94	3.01	2.31	2.52	2.13
Preferred	3.94	3.01	2.31	2.52	2.13
Diluted earnings per share(1)(2)
Common	3.92	3.00	2.30	2.52	2.12
Preferred	3.92	3.00	2.30	2.52	2.12
Dividends and interest on stockholders’ equity per share(3)
Common	1.22	1.03	1.00	0.97	0.86
Preferred	1.22	1.03	1.00	0.97	0.86
Weighted average number of shares outstanding – basic(1)
Common	2,770,034,003	2,770,034,003	2,770,034,003	2,770,033,973	2,770,033,970
Preferred	2,699,460,382	2,692,213,780	2,696,697,363	2,710,432,134	2,718,609,630
Weighted average number of shares outstanding – diluted(1)
Common	2,770,034,003	2,770,034,003	2,770,034,003	2,770,033,973	2,770,033,970
Preferred	2,724,080,698	2,713,733,080	2,715,295,033	2,730,583,350	2,743,229,665

(1)	Per share information relating to 2013, 2012, 2011 and 2010 have been retrospectively adjusted for the share bonus distribution which occurred in 2014, 2013, 2012 and 2011 as appropriate.
(2)	Earnings per share have been computed following the “two class method” set forth by IAS 33 Earnings Per Share. Please refer to section Our Profile, item Our shares, Information for the Investor, Shareholders' Payment for further details of our two classes of stock. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 28 – Earnings per Share for further details of calculation of earnings per share.
(3)	Please refer to section Our Profile, item Our shares, Information for the Investor, Shareholders' Payment and section Our Risk Management, item Regulatory Enviroment for further details. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21b – Stockholders Equity – Dividends for further details.

	(In US$)
	FOR THE YEAR ENDED DECEMBER 31,
	2014	2013(1)	2012(1)	2011(1)	2010(1)
Dividends and interest on stockholders’ equity per share(2)(3)
Common	0.46	0.44	0.49	0.52	0.52
Preferred	0.46	0.44	0.49	0.52	0.52

(1)	Per share information relating to 2013, 2012, 2011 and 2010 have been retrospectively adjusted for the share bonus distribution which occurred in 2014, 2013, 2012 and 2011 as appropriate.
(2)	Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our stockholders. Please refer to section Our Profile, item Our shares, Information for the Investor, Share-holders' Payment and section Our Risk Management, item Regulatory Enviroment for further details of interest on stockholders’ equity.
(3)	Converted into US$ from reais at the selling rate established by the Central Bank at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as the case may be.

Selected consolidated ratios

	FOR THE YEAR ENDED DECEMBER 31,
PROFITABILITY AND PERFORMANCE	2014	2013	2012	2011	2010
Net interest margin(1)(4)	4.9	5.4	6.2	5.8	7.0
Return on average assets(2)(4)	2.0	1.7	1.5	1.7	1.8
Return on average equity(3)(4)	24.1	20.9	16.6	20.5	20.3

	AS OF THE YEAR ENDED DECEMBER 31,
LIQUIDITY AND CAPITAL	2014	2013	2012	2011	2010
Loans and leases as a percentage of total deposits(5)	153.5	150.0	150.9	142.7	145.5
Total stockholders' equity as a percentage of total assets(6)	8.9	8.2	7.9	9.2	9.3

(1)	Net interest income divided by average interest-earning assets.
(2)	Net income attributable to owners of the parent company divided by average total assets.
(3)	Net income attributable to owners of the parent company divided by average stockholders' equity.
(4)	The average balances are calculated on a monthly basis. Please refer to section Attachments, item Selected Statistical Information, Average Balance Sheets and Interest Rate Data for more detailed information on our average assets, liabilities and stockholders' equity for the years ended December 31, 2014, 2013 and 2012.
(5)	Loans and leases operations as of year-end divided by total deposits as of year-end.
(6)	Total stockholders' equity as of year-end divided by total assets as of year-end.

2014 highlights

Corporate events and partnerships

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its parent companies for the merger of Banco Itaú Chile with and into CorpBanca. Some of the regulatory approvals that are required for closing of this transaction have already been secured.

Annual Report 2014	A-14

Corporate reorganization

On January 31, 2014, we reorganized our corporate structure to transfer Itaú BBA’s institutional treasury and corporate banking activities, including part of its securities and loan portfolios and all other assets and liabilities related to such activities, to Itaú Unibanco. Itaú BBA has retained its investment banking and cash management activities. There are no pending regulatory approvals.

BMG Association

On April 29, 2014, through our controlled company, Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG S.A., or Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan businesses of both Banco BMG and Banco Itaú BMG Consignado S.A., or Itaú BMG Consignado. The transaction closed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of the unification of the businesses, Banco BMG’s stake in the total capital and voting stock of Itaú BMG Consignado was increased from 30% to 40%, through a capital increase which was entirely subscribed and paid in by Banco BMG.

Large Corporate P&C Insurance Business

On July 4, 2014, we entered into an agreement with ACE INA International Holdings, Ltd., or ACE, for the sale of all the shares held in Itaú Seguros Soluções Corporativas S.A., or ISSC, to ACE Seguradora S.A., an affiliate of ACE. ISSC conducted the large risk insurance operations for the Itaú Unibanco Group. Its clients were middle and large companies with policies representing high insured values. The transaction closed on October 31, 2014, after all applicable regulatory approvals were obtained.

TecBan

On July 17, 2014, we executed a new TecBan shareholders’ agreement, through which the signatories agreed to replace part of their external network of Automatic Teller Machines, or ATMs, for Banco24Horas Network ATMs, managed by TecBan, within the next four years. For purposes of this agreement, an external ATM network consists of ATMs located (i) outside of the branch banking system of the relevant financial institution or (ii) where access is not restricted, exclusive or controlled, such as equipment installed in shopping centers, gasoline service stations, supermarkets, etc. The shareholders’ agreement became effective on November 14, 2014.

Via Varejo S.A.

On October 1, 2014, the operational agreements between Itaú Seguros S.A. and Via Varejo S.A. related to the offer of extended warranty products in “Ponto Frio” and “Casas Bahia” stores were terminated prior to the expiration of the terms of such agreements. As a result of such early termination by Via Varejo S.A., Via Varejo S.A. paid to Itaú Seguros S.A. R$584 million, on October 8, 2014, the majority of which corresponded to the restitution of amounts previously disbursed by Itaú Seguros S.A under such agreements, subject to certain adjustments.

Please refer to the section Performance, item Consolidated Financial Statements (IFRS), Note 3 – Business Development, for further information.

Technology

Volume of transactions

In line with our strategy of improving efficiency in our businesses and services, continuing the efforts of 2013, in 2014 we announced several innovations, offering greater convenience for our clients. New features have been made available through our digital channels (internet and mobile banking), and investments have been made to improve and create new tools to meet the expansion of these channels (see the chart above), providing quality in transactions in an agile, modern and safe environment. These new features and improvements include:

Personnalité Digital – we expanded our client relationship model, in which services are provided exclusively online. In this new platform, the relationship managers offer customer services from 7 a.m. until midnight, Monday through Friday. Consultants specialized in investments, foreign exchange and mortgage loans are also available during those times. Services may be provided by telephone, SMS, videoconference, online chat or email.

Uniclass Digital – through this new platform, relationship managers remotely meet the needs of clients and are available at different times of the physical agencies. The manager and the client communicate in different ways, such as, telephone, SMS and online chat, thus enabling rapid, remote interaction with much convenience.

New ATM – completely redesigned, navigation in the new ATM is easy, fast and intuitive for the customer, with smaller and more simplified screens. Thus, this channel gains an added incentive for use in alignment with our strategy of operations.

Virtual Insurance Store – aiming at increasing the offer to non-accountholders and the presence of our products in electronic channels, we expanded the virtual insurance store (www.lojadesegurositau.com.br), a pioneering undertaking in the insurance market. In addition to accident and residence products, in the last quarter of 2014 we also made travel insurance available through a virtual insurance store and we intensified the dissemination of these services in digital media.

iTempo – is the platform (www.itau.com.br/itempo) which comprises our innovation and convenience services, providing more free time and convenience to our clients. The highlights of this platform in 2014 were:

Annual Report 2014	A-15

•	Itaú Apps – keeping the constant improvement and development of our digital channels, we have made available new versions of our applications. Please refer to item Marketing and Distribution Channels for further details about our internet and mobile banking channel;
•	Itaú SMS – simplified access to checking account information such as balance and statement, or credit card balance. Clients can send a free SMS to the number 4828 and get the requested information right away; and
•	Expansion of the payment service through ATMs – invoice Itaucard cards, tickets of any bank and utility bills can be paid by other banks debit card on our ATMs.

“With an ever-increasing involvement in the routine operations of the business during 2014, our technology department developed solutions for our clients with a focus on mobility and convenience, intensifying the offer of and service in digital channels and mobile applications”.

Alexandre de Barros

Itaú Unibanco’s Executive Vice President – Technology in 2014

All IT projects are jointly executed with the business, legal and marketing units, taking into consideration sustainability aspects. It is noteworthy that all projects have valuation analysis in order to be approved and prioritized.

We have workplace contingency and disaster recovery processes for our main businesses. Our back up site is also located in the state of São Paulo. Both our primary and secondary data centers have dedicated power systems and generators that are designed to start automatically whenever a power outage occurs.

DataCenterDynamics Brazil Awards – We won the award in the ‘Innovation in a Mega-Data Center’ category. The DatacenterDynamics Award recognizes innovation, leadership and original thinking in the Brazilian data center industry.

First Annual Brill Award for Efficient IT – The Waste Treatment Plant, implemented in the São Paulo Technology Center, was awarded recognition in 2014, in the Operational Data Center Upgrade (Latin America) category. This award was granted by the Uptime Institute.

Top of Mind Internet 2014 – In a survey conducted by Datafolha Research Institute, we were the most remembered bank in the question to the respondents: “Which is the first brand that comes to your mind when you think about internet?”. We have been acknowledged in the Banks category since the survey was created, in 2007.

Efinance 2014 – We received awards in the categories Microcredit and Software Engineering. Sponsored by Executivos Financeiros magazine, the award acknowledges the most innovative solutions, implementation and applications in the IT and Telecom areas of financial institutions.

Prêmio Relatório Bancário (banking report award) – We were awarded the “Solutions to The Payment Method” award with respect to the Itaú Tokpag application. The Relatório Bancário (Banking Report) is promoted by Cantarino Brasileiro, publication dedicated to covering the Brazilian banking sector.

Awards and Recognition

In 2014 we received a series of awards and acknowledgements helping to strengthen our reputation. A few of our most significant awards and acknowledgements are listed below:

IR Magazine Awards Brazil 2014 – Given by IR magazine, in partnership with the Brazilian Institute of Investor Relations (IBRI), this award reflects the result of a survey of the Brazilian companies with the best “investor relations” practices, conducted by the Getulio Vargas Foundation (FGV), with approximately 400 portfolio managers and investment analysts. We were acknowledged in 7 categories in 2014: Grand Prix for the best Investor Relations program (large cap), Best use of technology (large cap), Best teleconference, Best meeting with investors (large cap), Best annual report, Best performance in investor relations in the 2005-2014 period (large cap), and Best Investor Relations in the Financial Sector.

Prêmio Apimec – We received for the sixth time, the Companhia Aberta - Categoria A (publicly held company – A category) offered by Apimec, related to 2013. This is an award for companies with outstanding performance in relationships with the market, considering transparency, timing and quality.

Latin American Executive Team 2014 – Organized by the Institutional Investor magazine, this ranking is based on a survey conducted with managers of investment and pension funds (buy-side analysts), brokers and investment banks (sell-side analysts) operating in Latin America. We won six out of eight categories: “Best Investor Relations” by sell-side and buy-side analysts, “Best CEO” by sell-side and buy-side analysts, “Best Bank CFO” by buy-side analysts and “Best Investor Relations Professional” by buy-side analysts.

World’s Best Banks 2014 – Organized by Global Finance magazine, the winners of this award are chosen in a survey with analysts, executives and consultants from financial institutions, and we were acknowledged in the following categories:

•	Best Emerging Markets Banks in Latin America 2014 for Banco Itaú Paraguay and Itaú Unibanco;
•	World’s Best Subcustodian Banks 2014 for our custody services in Brazil, Paraguay and Uruguay;
•	World’s Best Investment Banks 2014 for Itaú BBA in the Best Investment Bank and Best Equity Bank categories in Regional Winners – Latin America, and outstanding financial institution in Country Winners – Brazil; and
•	World’s Best Trade Finance Banks 2014 for Itaú BBA in Country Winners – Brazil for the sixth year in a row.

As Empresas Mais Admiradas do Brasil (most admired companies of Brazil) – Promoted by Carta Capital Magazine, we ranked first in “Retail Bank” segment and Itaú BBA won in the “Corporate Bank” segment.

Bank of The Year 2014 – We were elected as the bank of the year in the Americas by British Magazine, The Banker. We also were acknowledged as the bank of the year in Brazil, Paraguay and Uruguay.

Annual Report 2014	A-16

Empresas Notáveis Consumidor Moderno (outstanding companies modern consumer) – We stood out in the banking sector in a survey by Consumidor Moderno (modern consumer) magazine, conducted in partnership with survey institutes and specialized advisory companies, based on surveys conducted over 2013 with customers’ and consumers’ perceptions.

15º Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (15th modern consumer award for customer service excellence) – Promoted by Padrão Group, the award annually recognizes the companies with the best practices in customer service, and in the 2014 edition we won the award in the category “Banks”.

2nd Annual Reactions Latin America Awards – Published by British magazine Reactions, these awards acknowledge the main insurance companies in Latin America for the year 2013 and we were elected Best Latin America Investment Bank and Best Brazil Insurer Overall.

Global Counsel Awards 2014 – Itaú BBA received the award as best legal team in the Regulatory (Financial Services) category. This was the first time a Brazilian bank received this award, which places us in an outstanding position in comparison to the other financial institutions with global operations. The award is sponsored by the International Law Office, which chooses the winners by analyzing over 4,000 nominations from corporate lawyers and partners of law firms worldwide, in several categories.

Melhores e Maiores (best and largest) – In the 41st edition of this Exame magazine survey, we were recognized by our results for 2013. The ranking assesses data from the largest groups in Brazil, such as stockholders’ equity and net revenue. We were ranked first among:

•	the 100 largest banks in Latin America, in terms of equity;
•	the 200 largest corporate groups in Brazil, in net revenue; and
•	the 50 largest banks in Brazil, in terms of equity.

Prêmio de Ouvidorias Brasil 2014 (2014 Brazil ombudsman offices award) – In July 2014, we were recognized for having one of the ten best ombudsman offices in Brazil. The award is an initiative of the Consumidor Moderno magazine, and assesses the best ombudsman office cases, with a focus on innovation, meeting the criteria of performance, governance, alliances, integration and social responsibility.

Valor 1000 (Value 1000) – In August 2014, we ranked first in the financial area ranking in the following categories: (i) Highest stockholders’ equity and (ii) Best operating income without equity in results. Prepared by the newspaper Valor Econômico, the yearly issue analyzes balance sheets under IFRS for the previous year of the one thousand largest companies in Brazil in terms of net revenue.

Prêmio Aberje 2014 (São Paulo) – In October 2014 we were ranked first in the “Special Publication” category due to our Integrated Report 2013. The winning topics were “Connecting information about our strategy and capacity to generate value over time”, and “Communication for programs and projects related to Sports”, due to the internal campaign to “Engage Itaú’s employees, as the national sponsor of the 2014 FIFA World Cup™ and official sponsor of the Brazilian National team”.

Cash Management Survey 2014 – We were recognized for the seventh consecutive year as the “Best Cash Management Bank in Brazil” by Euromoney magazine, one of the most important financial market publications. We were also chosen as the “Best Cash Management Bank in Latin America” by Euromoney magazine.

Communication Award – We were elected Advertiser of the Year 2014 by the Associação Brasileira de Propaganda – ABP (Brazilian Advertising Association).

Top 1000 World Banks – In June 2014 we ranked as the leaders among the banks in Central America and South America by Tier 1 capital.

Latin Finance’s Banks of the Year 2014 – Considered as the principal source of financial market intelligence in Latin America and the Caribbean, LatinFinance magazine named us the bank of the year in Paraguay and Uruguay. The publication also named Itaú BBA the best investment bank of the year in Brazil.

Latin America Syndicated Loan of the Year – We were acknowledged by LatinFinance magazine for the largest and most comprehensive syndicated loan carried out by a financial institution in Latin America for the US$1.5 billion transaction which included three lead arrangers and 35 participant banks from 147 countries.

3rd Annual North American Structured Products Conference – We won three categories in the Structured Retail Products Awards. We were recognized in the “Best Sales, Brazil”, “Best COE Wrapped Sales, Brazil” and “Best Private Banking Product, Brazil” categories.

Dow Jones Sustainability World Index 2014/2015 – We were selected to be included in this index for the fifteenth consecutive year. We are the only Latin American bank that has been included in the index since its launch in 1999.

BM&FBovespa’s Corporate Sustainability Index (ISE) 2014/2015 – We were selected to be included in this index in 2014 for the tenth consecutive year. The companies that comprise the index meet standards in socially responsible investment and act as business benchmarks in Brazil.

Carbon Disclosure Project Latin America – We were acknowledged among ten companies named as Leaders in Transparency, in the 2014 Edition of the “Climate Changes” questionnaire. The Leaders in Transparency are those companies recording scores in the top 10%, based on survey results.

Guia Exame de Sustentabilidade (Exame Sustainability Guide) – Exame magazine named us the most sustainable company of the year in the ‘Financial Institutions, Banks and Insurers’ category. This recognition is one of the most important for the sector in Brazil.

Recent Developments

Itaú Unibanco announces a new management struc-ture for the Holding Company

In line with the process of transition already notified to the market, on February 23, 2015, structural changes were announced in the management of Itaú Unibanco Holding S.A., presided by Roberto

Annual Report 2014	A-17

Setubal, and involving an executive committee made up of 3 General Managers and 2 Vice Presidents.

Marco Bonomi was appointed General Manager for Retail (DGV), leading the business of Branches, Cards and Rede, Real Estate, Insurance, Vehicles and Credit. The Marketing area will also come under his leadership.

Candido Bracher will now lead as General Manager of Wholesale (DGA) for business involving large and medium corporates, Asset Management, Private Bank and Custody as well as Latin American business. The latter will remain under the leadership of Ricardo Marino, who until now was on the executive committee of the Itaú Unibanco Holding.

Marcio Schettini takes over as General Manager of Technology, Operations and Efficiency. Consequently, he will lead all the operations necessary for execution of business developed by DGV and DGA, in addition to the activities of Procurement, Property Administration and one of the largest data centers in the world, which the bank inaugurated in March, 2015.

Claudia Politanski continues as Vice President for the Legal and Internal Ombudsman areas and now accumulates the areas of Human Resources, Corporate Communication and Institutional and Governmental Relations.

Eduardo Vassimon remains as Vice President for Risks and will also assume the area of Finance and Financial Control, now reporting as CFO of the Itaú Unibanco Holding. Within this structure, Marcelo Kopel will be nominated as the organization’s Investor Relations Officer. Caio David, hitherto Vice President for Finance and CFO of the Itaú Unibanco Holding, will now lead the Institutional Treasury area, which will be under DGA.

“Our objective is to make the transition to the future in a seamless and secure manner and address the more immediate challenges facing the bank. The priorities remain efficiency and simplification. Technology is also a major challenge for us given that it is essential not only to implement our agenda of efficiency and simplification but also in the light of the current scenario with innumerable innovations that are transforming the world and the banking industry. Hence the importance of these changes which we are announcing today”, declares Roberto Setubal.

With these changes, three vice presidents of Itaú Unibanco and one from Itaú BBA will be leaving the Itaú Unibanco Holding’s Executive Committee:

•	Alexandre de Barros, Vice President for the Technology area, leaves the position and remains in the bank as Consultant and Special Advisor to DGTO.
•	Zeca Rudge, Vice President of Marketing, Human Resources, Efficiency, Procurement and Property Administration will conclude his career in the bank and take over as Vice Chairman on the Board of Directors of Porto Seguro as our representative.
•	Alfredo Setubal, Vice President of Asset Management, Custody and the Private Bank, as well as Investor Relations Officer, leaves the executive area of the bank and will assume as President of Itaúsa, continuing as a member of the Board of Directors of Itaú Unibanco.
•	Daniel Gleizer, Vice President for Institutional Treasury, leaves the institution as announced some months ago.

“These changes are testimony to our enormous dynamism and will further strengthen Itaú Unibanco Holding. The objective remains that of constant renewal so that we can continue creating value for our employees, shareholders, offering more modern and better products and services to our clients and contributing to the transformation and development of society”, Roberto Setubal concludes.

Alliance with MasterCard in the payment solutions’ market in Brazil

On March 13, 2015, through our subsidiary Itaú Unibanco S.A., we executed an agreement with MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (Strategic Alliance).

During the 20-year term of this Strategic Alliance, Itaú Unibanco and MasterCard will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain approval and veto rights. Such new electronic payments network will operate under a brand with domestic and international acceptance.

Our objectives with respect to the Strategic Alliance are (a) to focus on the growth of its issuing and acquiring businesses, mostly related to such new payment solutions network, (b) to access new payment solutions technologies, (c) to realize important gains of scale and efficiency, and (d) to capitalize on MasterCard’s expertise in the management of payment solutions’ brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent, including the approval by the appropriate regulatory authorities. The Strategic Alliance is not expected to have a material impact on our financial results for this fiscal year.

Annual Report 2014	A-18

Our history

Timeline

	ITAÚ	UNIBANCO
1924		• Operating Authorization of Casa Moreira Salles
1944	• Establishment of Banco Central de Crédito S.A.
1945	• Banco Central de Crédito S.A. started its operations
1940s to 1960s	• Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian banks. Merger of Itaú América after the takeover of Banco da América

• Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A.

• Organization of BIB – Banco de Investimentos do Brasil

1970s to 1990s

• Takeover of Banco Aliança, a milestone for expansion in the Northeast region

• Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil

• Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité

• Acquisition of state banks Banerj and Bemge

• Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil
2000s to 2010s	• Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú’s presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil	• Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the third largest private bank in Brazil

ITAÚ UNIBANCO
2008	• Itaú and Unibanco merger, announced on November 3
2009	• Association with Porto Seguro on August 24
2012	• Association with Banco BMG for payroll loan transactions
2013	• Acquisition of total outstanding shares of Redecard

90 Years of Itaú Unibanco Holding

The trajectories of the former Casa Moreira Salles, founded in 1924, and the old office building of Banco Central de Crédito in the city of São Paulo are inseparable from the history of Brazilian development. Casa Moreira Sales’ activities were centered on the interior of the state of Minas Gerais, more specifically in the region of Poços de Caldas, its objective to provide customers with credit and other minor services – up to that time largely absent from upcountry regions. With the development of this potential, Casa Moreira Salles rose in importance, increasingly focusing operations on its credit business to the detriment of merchandize retailing.

With the expansion of its financial business, the business achieved the status of Banco Moreira Salles following its first merger on May 4, 1940 with the former Banco Machadense. On July 15, 1940, Casa de Comércio Moreira Salles closed its retail activities to concentrate on the family’s entrepreneurial activities involving only the Banco Moreira Salles.

While Banco Moreira Salles was growing in upcountry Minas Gerais and expanding into Mato Grosso as far as the frontier with Bolivia, in São Paulo, Banco Central de Crédito was founded by Alfredo Egydio de Souza Aranha in 1945. During the second half of this decade, Banco Central de Crédito saw rapid appreciation in its shares, offering its stockholders dividends of about 10% and 12%, levels equivalent to São Paulo’s leading banks. The institution also expanded with the opening of branches both in the capital as well as in the interior of the state of São Paulo.

In this context, it was during this period that the young Olavo Setubal founded Artefatos Deca Ltda. in partnership with Renato Refinetti, his colleague from their days at Escola Politécnica. The seed capital for the new company was to come from the then chairman of Banco Central de Crédito, Alfredo Egydio de Souza Aranha. The path of the two banks began to cross and become similar one to the other with the growth and development of both the city as well as the state of São Paulo. During the 1940s, the importance of Banco Moreira Salles in the national context grew, decentralizing its activities away from the south of the state of Minas Gerais, even establishing a presence in the city of Santos where it would experience major growth in its operations.

The following years were to see a process of adaptation and consolidation at both Banco Moreira Salles and Banco Central de Crédito in tandem with the ever greater complexity of the banking system and the economy. As time elapsed, the banking structure began to become leaner, triggering a major trend towards mergers and incorporations and resulting in the formation of Banco Federal Itaú and Unibanco – União de Bancos Brasileiros.

From the establishment of the first branch in the state of Minas Gerais, where the oldest institution that is part of the Itaú Unibanco Group were established, to the association between Itaú Holding Financeira and Unibanco – União de Bancos Brasileiros in 2008, nine decades of growth and development have produced one of the largest financial institutions in Latin America in terms of market capitalization as well as the most valuable brand in Brazil.

The association has given rise to the largest Brazilian private sector bank and one of the 30 largest banks in the world by market value as of January 31, 2015. Itaú and Unibanco have developed similar and supplementary characteristics over time with mergers, acquisitions and takeovers characterizing their growth trajectories. As of December 31, 2014, our total assets exceeded R$1.1 trillion and we had a market capitalization of R$190.2 billion.

Our history is characterized by entrepreneurial ideals and a visionary spirit which the founding fathers of the original institutions demonstrated from the earliest days. The pugnacity and courage also shown by those that came later in developing the respective operations was also instrumental in developing levels of excellence even before the merger which created the largest private sector bank in the country and one of the largest in Latin America.

Annual Report 2014	A-19

Our Vision

Our objective is to be the leading bank in sustainable performance and client satisfaction. For us, sustainable performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business.

Our Culture

Our corporate culture is expressed by a set of ten principles that guide the way we do business and outline the approach we expect our teams to take to turn our vision into reality. This set of principles is called Nosso Jeito de Fazer (“Our Way of Making it Happen”) and we reinforce such values with our employees through a number of initiatives, such as (i) events, including our annual meeting with managers Encontro entre Líderes (“Meeting among Leaders”) or our awards Prêmio Walther Moreira Salles, (ii) our performance assessment processes that measure employees alignment with expected behaviors derived from such principles, and (iii) campaigns in our communication channels.

Our Way of Making It Happen

In 2014, we celebrated five years of the business combination that created the Itaú Unibanco Group. In those five years, we have fostered a common culture which we have disseminated across the entire organization by means of several initiatives.

We now celebrate yet another step in the direction of consolidating our culture. Through Our Way of Making it Happen alignment survey, conducted bi-annually, we identified an increase of 9% in perceived culture alignment from our employees compared to 2012. Reaching this threshold enables us to believe that we are increasingly aligned with how we would like to do business and relate with our clients. For the fifth consecutive year, we held the “Meeting among Leaders” in April. The opportunity, during which all Itaú Unibanco leaders met in order to become acquainted with and share the Organization’s present and future challenges, was crucial for the delivery of messages concerning:

•	Continuous growth based on our vision;
•	Results attained;
•	The Leadership role in technical excellence and people management; and
•	Meritocracy cycle.

It is by means of the “Meeting among Leaders” and other initiatives that we intend to develop our culture over the coming years, with a constant focus on sustainable performance and client satisfaction.

Employees

The number of employees within the Itaú Unibanco Group decreased from 95,696 in 2013 to 93,175 in 2014. The decrease in the number of employees is mainly explained as a result of our natural turn-over. Furthermore, there was a decrease of 322 employees due to the sale of our large risk operations, in our insurance business, in October 2014.

The tables below show the total number of employees for the years ended December 31, 2014, 2013 and 2012, segmented by region (Brazil and abroad) and operating unit:

	DECEMBER 31,			VARIATION (%)
EMPLOYEES (BRAZIL AND ABROAD)	2014	2013	2012	2014- 2013	2013- 2012
In Brazil	86,192	88,783	90,323	(2.9)	(1.7)
Abroad	6,983	6,913	6,654	1.0	3.9
Argentina	1,679	1,696	1,650	(1.0)	2.8
Chile	2,563	2,542	2,451	0.8	3.7
Uruguay	1,176	1,180	1,127	(0.3)	4.7
Paraguay	789	731	701	7.9	4.3
Europe	233	256	261	(9.0)	(1.9)
Other	543	508	464	6.9	9.5
Total	93,175	95,696	96,977	(2.6)	(1.3)

	DECEMBER 31,			VARIATION (%)
EMPLOYEES (BY OPERATING UNIT)	2014	2013	2012	2014- 2013	2013- 2012
Commercial Bank – Retail	92,457	90,427	91,304	2.2	(1.0)
Wholesale Bank	395	2,532	2,848	(84.4)	(11.1)
Consumer Credit – Retail	303	2,718	2,781	(88.9)	(2.3)
Activities with the market and corporation	20	19	44	5.3	(56.8)
Total	93,175	95,696	96,977	(2.6)	(1.3)

As Melhores da Dinheiro 2014 (the best of Dinheiro 2014) – We were the winners in the Human Resources category. Promoted by Isto É Dinheiro magazine, this award acknowledges the best companies of the year by using management criteria.

Empresa dos Sonhos dos Jovens – We were ranked fourth as the most sought after company for career aspirations by young Brazilians in 2014. It is organized by Companhia de Talentos.

Labor Relations

We maintain an ongoing dialogue with the labor unions representing all our employees in different professional categories. Respect, transparency and direct interaction with these unions are among our principles. Our priority is to find creative and negotiated solutions to minimize possible differences and to engage with issues involving our employees.

We guarantee freedom of association to our employees and recognize the rights and privileges of those elected to executive positions in the unions, in compliance with Brazilian law and the collective labor conventions to which we are a part. In addition, we allow unions to run unionization campaigns and, when requested, we hold meeting with the unions, its managers and/or employees.

We maintain our commitment to prioritize collective negotiations and discuss an ongoing agenda of issues with the unions. This agenda enables us to resolve conflicts more efficiently and

Annual Report 2014	A-20

reinforces our commitment to maintain an ongoing relationship with the labor unions.

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

During the collective negotiations of bank employees in 2014, which usually occurs by September, our branches were subject to strikes for 5 business days, resulting in approximately 25.4% of our branches being closed during that period.

During the collective negotiations of bank employees in 2013, our branches were subject to strikes for 18 business days, resulting in approximately 31.6% of our branches being closed during that period.

During a strike of bank employees in 2012, our branches were subject to strikes for 09 business days, resulting in approximately 30.0% of our branches being closed during that period.

In spite of the disruptions to our retail banking operations and, to a lesser extent, our corporate banking operations, we have not historically suffered any significant losses due to these strikes.

Brand

Our brand increasingly stands for the positive transformation we seek in our own lives as individuals, for our society and for our country. Our products and services all reflect our pursuit of enhanced experience for all of the people with whom we interact. Our financial education initiatives permeate all aspects of our business in order to promote financial responsibility for individuals. Our responsibility for the country's development is part of our brand's essence, accordingly, in addition to the positive transformation inherent to our core business, we are also investing in education, culture, sports and urban mobility related projects.

In 2014, our brand was ranked Brazil’s most valuable brand for the 11th consecutive year at an estimated value of R$21.7 billion, according to consulting firm Interbrand. Interbrand’s analysis is based on the brand's ability to deliver financial results, influence clients' selection processes and ensure long-term demand.

The platform (#issomudaomundo) launched in 2013 to build links between our aim of making people’s world better, our causes, and the several projects that benefit from our investments was again our theme for the 2014 institutional campaign.

A survey conducted by the research institute Officina Sophia in 2014 turned in important findings for the brand: the platform users' initiatives help leverage our indicators. For example, among people impacted by any of our outreach campaigns for the platform, we detected 27% better perception in terms of consideration and 50% higher for prestige (better bank).

Our scale and depth is also reflected in our social media numbers. Our Facebook community is the world's largest for a bank, with over 7.4 million fans making it one of the top 10 fan bases for all Brazilian brands according to Socialbakers monitoring platform. Our Twitter profile is now number one in Brazil's financial sector in terms of followers with over 435,000.

Our social network content strategy carries a series of films stating our point of view using formats specifically devised for the internet on our YouTube brandchannel. We want to inspire people to believe in transformative attitudes by telling stories that encourage them to initiate positive changes. With over 158 million of views, our brandchannel has had more views than any other Brazilian one, in any segment, and more any other financial brandchannel worldwide.

We are continuing to run a special structure monitoring our social media profiles and interacting with the general public and our clients on everything relating to Itaú, questions, suggestions, compliments and complaints. According to Gauge monitoring agency platform, we had over 1.2 million of mentions on social networks, of which 68% were positive or neutral comments. We continue to provide 24/7 customer service via social media and average time to first contact with clients was 6 minutes.

In 2014 we had an unprecedented brand opportunity as local sponsors for the 2014 FIFA World Cup Brazil™. Our challenge was to stand out amongst the global brands that have sponsored the event for decades and have more adherence with this theme. Nevertheless, by the end of the event we were able to show outstanding results for our brand: highest peak engagement in Twitter's history in Brazil with 23.91%, the most Google-searched brand in relation to the 2014 FIFA World Cup Brazil™, the one most associated with Brazil's soccer team and second most associated with the event, according to a survey conducted by Ibope.

Patents

We are the owners of patents and patent applications in Brazil and abroad for a method for generating a virtual keyboard for entry of a security code or user PIN number. Applications related to this patent are still pending analysis in Brazil, Uruguay and Venezuela. We are the owners of a patent for such method in Germany, Argentina, Austria, Belgium, Chile, Denmark, Spain, Finland, France, Greece, the Netherlands, Ireland, Italy, Luxembourg, Peru, Portugal, United Kingdom, Sweden and Switzerland. Additionally, we are the owners of patent applications for a method for identifying a financial institution’s access PIN and for a method, user device and system to submit financial transaction information, which are still pending analysis in Brazil.

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

Annual Report 2014	A-21

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

The table below presents information on the persons that, to our knowledge, held over 5% of our common or preferred shares at January 31, 2015:

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	TOTAL NUMBER OF SHARES	% OF TOTAL	TOTAL NUMBER OF SHARES	% OF TOTAL	TOTAL NUMBER OF SHARES	% OF TOTAL
IUPAR – Itaú Unibanco Participacões	1,412,718,681	51.0	-	-	1,412,718,681	25.5
Itaúsa – Investimentos Itaú S.A.	1,071,022,909	38.7	93,291	0.0	1,071,116,200	19.4
BlackRock(1)	-	-	192,796,197	7.0	192,796,197	3.5
Others	286,292,413	10.3	2,503,199,305	90.7	2,789,491,718	50.4
Subtotal	2,770,034,003	100.0	2,696,088,793	97.7	5,466,122,796	98.8
Treasury stock	2,541	0.0	64,707,344	2.3	64,709,885	1.2
Total	2,770,036,544	100.0	2,760,796,137	100.0	5,530,832,681	100.0

(1) Share ownership information provided by shareholder.

As of January 31, 2015, 11,226,802 common shares and 1,707,868,177 preferred shares were held by non-Brazilian investors (calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody), representing 0.4% and 63.3%, respectively, of the total of each class outstanding.

Ownership Structure

The following chart is an overview of the ownership structure of the Itaú Unibanco group as of January 31, 2015, which includes our controlling shareholders and some of our main subsidiaries:

(*) Excludes shares held in treasury and by our controlling shareholders.

Annual Report 2014	A-22

Please refer to section Performance, item Consolidated financial statements (IFRS), Note 2.4 a I – Summary of main accounting practices for further information about our subsidiaries.

IUPAR shareholders’ agreement

Itaúsa and Cia. E. Johnston have a shareholders’ agreement that governs their relationship as controlling shareholders of IUPAR and, indirectly, as our controlling shareholders and as controlling shareholders of our subsidiaries. Please refer to www.itau.com. br/_arquivosestaticos/RI/pdf/IUPARingles.pdf, for further details. Its main terms and conditions are described below.

The Board of Directors and the Board of Officers of IUPAR are composed of four members each: two members are nominated by Itaúsa and two members by Cia. E. Johnston for each one of these bodies. Pursuant to the IUPAR shareholders’ agreement, IUPAR shares held by Itaúsa and Cia. E. Johnston cannot be transferred to third parties until November 3, 2018. After this period, if any shareholder party to the IUPAR shareholders’ agreement decides to transfer its IUPAR shares to a third party, the other shareholders will have right of first refusal or tag-along rights. If both Itaúsa and Cia. E. Johnston decide to transfer all of their shares held in IUPAR or the total shares held by IUPAR in Itaú Unibanco Holding to third parties, Itaúsa may exercise its tag-along rights, so as to include in the sale all or part of the shares directly held by it in Itaú Unibanco Holding. All shares held directly by Itaúsa in Itaú Unibanco Holding may be freely transferred.

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

Our distribution network is divided into physical channels, which include branches, Automatic Teller Machines, or ATMs, and Customer Site Branches (which are banking service centers located at certain corporate clients), or CSBs, and digital channels, such as internet banking, mobile banking and telephones.

Banking transactions carried out through the Internet and mobile channels have grown significantly in recent years.

Branches

Our branch network serves as a distribution network for all of the products and services we offer to our clients.

In 2013, we opened branches especially refurbished for shopping malls, with a new visual identity and service proposal. Located in different cities in the states of São Paulo and Rio de Janeiro, the spaces present a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, this branch is open from 12 p.m. to 8 p.m., with exclusive service to our clients from 5 p.m. on. The first branch with this concept was opened in 2012 in the Villa Lobos shopping mall in the city of São Paulo and, currently, there are 25 branches in Brazil. We intend to extend this concept in the next few years.

Similarly, we also implemented changes in service hours for certain branches located in commercial hubs, which now open at 8 a.m. or 9 a.m. and close at 6 p.m. or 8 p.m. This initiative was designed to adapt our services to the routine of our clients. We intend to extend this model to other malls and trade centers in Brazil in the next few years.

CSBs

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

We also have arrangements with other network operators, such as the brands “Cirrus” and “Maestro”, to allow our clients to use limited services through their networks.

Since 2012, we have made differentiated services available to certain registered clients. In addition to services available to our

Annual Report 2014	A-23

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

Digital Channels (internet and mobile banking)

The Internet banking channel became important in recent years given the continuous growth in demand for online transactions. We have had Internet banking since 1998, offering convenience through services and products to our individual and corporate clients, such as money transfers, payments, credit, investments, insurance and others. As a result, our transactions through this channel represented 60% of our total client transactions.

One of our most important recent technological innovations has been in mobile banking applications, which allow clients to access their accounts and perform banking transactions using smartphones or tablets through applications designed with focus on innovation, transaction effectiveness and high-level experience for the customer.

In 2014, we redesigned all the mobile applications for our clients in Brazil: Itaú App (including a version for tablet), Itaú Empresas App, and Itaucard App. We also launched Itaú tokpag App, an application that transfers money using the mobile phone number quickly and safely. Focused on innovation, this application also allows users to make transfers to other banks and interact via message, providing convenience to make transactions. For our operations in Latin America, we launched the Itaú Mobile app for individual clients in Chile, totally aligned with our applications.

The table below shows our branches, CSBs and ATMs network broken down by types of services provided and geographic distribution, as of December 31, 2014, 2013 and 2012:

	BRANCHES			CSBs			ATMs
IN BRAZIL AND ABROAD	2014(1)	2013	2012	2014	2013	2012	2014	2013	2012
Itaú Retail	3,640	3,627	3,615	849	860	873	26,721	26,756	26,909
Itaú Personnalité	318	277	240	3	3	3	588	557	500
Itaú BBA	9	9	9	-	-	-	-	-	-
Total in Brazil	3,967	3,913	3,864	852	863	876	27,309	27,313	27,409
Argentina	72	73	75	17	18	20	186	189	194
Chile	99	98	91	-	-	-	70	72	70
Uruguay	23	25	59	1	1	1	54	43	41
Paraguay	30	28	27	4	3	9	297	283	246
Other	5	5	5	-	-	-	-	-	-
Total	4,196	4,142	4,121	874	885	906	27,916	27,900	27,960

BY OUR DISTRIBUTION NETWORK	BRANCHES			CSBs			ATMs
THROUGHOUT BRAZIL (REGION)	2014(1)(2)	2013	2012	2014	2013	2012	2014	2013	2012
South	653	648	637	118	119	120	3,870	3,815	3,790
Southeast	2,606	2,557	2,534	605	611	607	18,912	18,975	19,132
Center-west	297	295	294	42	45	63	1,716	1,707	1,741
Northeast	314	316	304	50	50	49	2,159	2,173	2,113
North	97	97	95	37	38	37	652	643	633
Total in Brazil	3,967	3,913	3,864	852	863	876	27,309	27,313	27,409

(1)	On December 31, 2014, total branches include digital branches and business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.
(2)	72.8% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

Our business

Overview

We provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis through the following operating segments:

The Commercial bank – Retail segment offers services to a diversified base of individuals and companies with annual revenues of up to R$30 million. Such services include insurance, pension plan and premium bonds, credit cards, asset management, credit products and are customized and developed to meet clients’ demands, through specialized units. Our marketing strategies are tailored to each client profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our clients, thus diversifying our revenue sources. This segment represents an important funding source for our operations and generates significant financial income and banking fees.

Through the Consumer credit – Retail segment, we implement our strategy of expanding our offering of financial products and services beyond our current account holders. As such, this segment oversees the financing of vehicles outside our branch network, the offering of credit cards to individuals who are not accountholders and Itaú BMG Consignado operations.

The Wholesale bank is responsible for our corporate and investment banking activities, including our middle-market banking business. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including through fixed and variable income instruments.

Annual Report 2014	A-24

The Activities with the market and corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as net interest income from the trading of financial instruments through proprietary positions, management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. This segment also includes our interest in Porto Seguro.

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

Overview of Products and Services

We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our commercial banking business segment is segregated according to customer profiles. This allows us to be closer to our clients, understand their needs and offer the most suitable products to meet their demands.

“In 2014 we strengthened our activities towards the offering of the the right products, to the right clients, in the right channels. We also expanded our distribution channels with the creation of the new Personnalité and Uniclass digital branches, a new way of addressing our clients’ needs, with a focus on convenience and mobility”.

Marco Bonomi

Itaú Unibanco’s Executive Vice President –

Retail Bank in 2014 and General Manager – Retail starting in 2015

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income below R$10,000.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 or R$5,000 per month, depending on the region, an innovation for Brazil’s banking sector. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits and a large team of dedicated relationship managers.

Our retail network is focused on building lasting, transparent relationships with our clients.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itaú Personnalité, that currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 289 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country, as well as internet, telephone and mobile banking.

The table below shows our market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION AND MAIN
SERVICE	MARKET POSITION	COMPETITORS
Retail Banking (Including Itaú Personnalité)	In December 2014, we reached a market share of 13.1% based on total outstanding loan balance in reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sector of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Itaú Empresas (very small and small companies)

To meet the needs of our corporate clients, we offer, through a dedicated structure, customized solutions and provide detailed advice on all products and services to:

•	Very small companies: a client base with annual revenues up to R$1.2 million served by 4,371 banking branches with 2,805 managers as of December 31, 2014; and
•	Small companies: a client base with annual revenues from R$1.2 million to R$30 million served by 359 business offices with 2,008 managers as of December 31, 2014.

All our managers are certified by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or ANBIMA), and throughout the year they receive training to offer the best solutions for each client profile. Our clients rely on our ability to provide products, terms and rates customized to their needs.

Our strategy is to capture market opportunities by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow, credit facilities, investment needs and services.

As was the case in 2013, improving our credit portfolio and reducing our overdue loan portfolio remained our goal in 2014: credit processes, policies and tools were enhanced and we intensified our revenue collection. Our focus on this segment is aligned with our strategy to improve the quality of our loan portfolio.

Annual Report 2014	A-25

Focused on meeting our clients’ needs, we developed Conta Certa, an account plan with customizable service bundles, and we extended our offerings in electronic channels enabling clients to borrow and purchase a wide range of services without having to go to one of our branches.

With respect to cards and merchant services, we saw an increase in the number of accredited merchants, as well as an increase in the level of card transactions and our revenue derived therefrom when compared to previous years. We launched a number of new products in 2014 such as the “Flex” plan, allowing our merchant clients to anticipate revenues from credit card sales and the “Combo” plan, a service plan providing reduced Conta Certa fees and REDE equipment rental. In addition, we developed integrated pricing features with respect to loans, cash services and merchant acquiring services.

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

In December 2014, we had 2,707 public sector clients and 15 offices in Brazil.

“We play a leading role in the wealth management business, by providing a broad offering of solutions and services in this segment, which allows us to serve our clients in a thorough and efficient manner”.

Alfredo Setubal

Itaú Unibanco Holding’s Board of Directors Member and Executive Vice
President – Wealth Management & Services in 2014

Itaú Private Bank

Headquartered in São Paulo, Itaú Private Bank is a leading wealth management player in Latin America with a market share in Brazil exceeding 25%. Besides our seven offices in Brazil, we also serve our clients from our offices in Chile, Uruguay, Paraguay, Miami, New York, Switzerland, Cayman and Bahamas. Our dedicated team of more than 700 professionals provided comprehensive financial services to several families from most countries in Latin America. In 2014 we reaffirmed our commitment to the Chilean market and the strategic goal of being the largest private bank in the Latin American market, extending our joint venture agreement signed in 2011 with Munita, Cruzat & Claro (MCC) obtaining a 100% ownership interest in the company.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers. Our team of more than 120 private bankers as of December 31, 2014, supported by a team of investment advisors and product specialists, are dedicated to understanding and addressing the needs of our clients.

Aligned with our mission to be the leading company in client satisfaction and sustainable performance, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following initiatives:

•	Being the Private Bank leader in client satisfaction;
•	Adding value to client and shareholders with complete offering and long term proactive advisory;
•	Continuing to invest in our international platforms to enhance Brazilian clients experience and expand our operation in Latin America;
•	Increased operational efficiency of our platform through continuous investments in our IT platforms; and
•	Maintaining a focus on risk management and regulatory considerations.

Global Private Banking Awards 2014 – Sponsored by the Professional Wealth Management and The Banker magazines in October 2014, Itaú Private Bank was acknowledged as the “Best Private Bank for Innovation”, and for the third time as the “Best Private Bank in Brazil” categories.

24th Global Wealth Summit & Awards – In October 2014, we were chosen for the fifth time as the “Outstanding Global Private Bank in Latin America”, in the award promoted by Private Banker International.

Private Banking Survey 2014 – Promoted by Euromoney magazine, we were recognized for the fifth time in the “Best Private Banking Services Overall in Brazil” category and also as “Best Private Banking Services Overall in Paraguay”.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION AND MAIN
SERVICE	MARKET POSITION	COMPETITORS
Private Bank	In December 2014, our market share exceeded 25% in terms of assets under management, positioning us as the largest private bank in Brazil.	According to ANBIMA, the Private Bank industry in Brazil held assets totaling R$645.1 billion as of December 2014, with competition concentrated among large and well-established banks. Our main competitors in the private banking funds are BTG Pactual, Credit Suisse Hedging Griffo and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA.

Itaú Asset Management

Itaú Asset Management is responsible for managing clients’ assets. It has positioned itself as the largest private asset manager in Brazil, and one of the leading institutions of its kind in Latin America, by having over R$360 billion, according to ANBIMA, in assets under

Annual Report 2014	A-26

management, around 360 professionals present in 8 countries, and over 50 years of experience in managing resources.

Furthermore, it has one of the biggest research teams in Latin America, which is composed of professionals focused in specific industries and investment strategies. The consistent investment in market research allows us to analyze investment opportunities in detail, under multiple perspectives. Through flagship strategies, we offer a range of customized products and solutions, tailored to the uniqueness of each client segment, considering different investment objectives and risk profiles. Besides, we have a committed risk management team, responsible for the support to the operation.

Kinea, an alternative investments management company, held R$5.9 billion in managed assets at the end of 2014.

Top Gestão 2014 (top management) – Itaú Asset Management was recognized in the category “Maiores – alocação mista flexível” (biggest – flexible mixed allocation), organized by the Valor Econômico newspaper and Standard & Poor’s, which assesses fixed-income funds, multimarket and variable income funds, and recognizes the best fund managers in Brazil. The publication also gave five stars to 13 funds managed by Itaú Asset Management, based on profitability and regularity of the results achieved.

The 1000 Best Investment Funds for 2014 – For the second consecutive year, Itaú Asset Management was named the best investment fund manager in Brazil by Guia Exame Investimentos Pessoais (Exame Personal Investments Guide). This recognition is presented by Exame magazine in partnership with the Getulio Vargas Center for Financial Studies (GVCef-FGV), which is responsible for the survey.

Fitch Ratings 2014 – This rating agency, responsible for evaluating the quality of financial products or assets of companies worldwide, assigned an International Scale Asset Manager Rating ‘Highest Standards’ to Itaú Asset Management.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION AND MAIN
SERVICE	MARKET POSITION	COMPETITORS
Asset Management	In December 2014, we had a market share of 14.5% in terms of assets under management, positioning us as the largest private asset manager in Brazil.	According to ANBIMA, the asset management industry in Brazil held assets totaling R$2.682 billion as of December 2014, with competition concentrated among large and well-established retail banks.
Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA.

Securities Services

Itaú Securities Services business units provide: local custody and fiduciary services, international custody, and corporate solutions that acts as transfer agent and shareholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions of project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider for institutional clients by offering integrated solutions and an exclusive channel with specialized professionals. To be efficient, these businesses have the technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 2,611 clients in 21 countries that reached R$3.4 trillion of assets under service as of December 31, 2014, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

Global Custodian 2014 Awards for Excellence – We were named, by this acknowledged publication in the securities services sector, as “Single Market Sub-Custody in the Americas: Emerging Markets” in Brazil, which reflects the customers’ opinions regarding the quality of services provided.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION AND
SERVICE	MARKET POSITION	MAIN COMPETITORS
Local Custody	In December 2014, we had a market share of 26.0% based on total assets under local custody, positioning us as the second largest Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$3,134 billion as of December 2014. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.
International Custody	Our market share in December 2014 was 14.3% in terms of total assets under international custody, positioning us as the second largest International Custodian.	Based on ANBIMA, the international custody service in Brazil totaled R$1,089 billion of assets as of December 2014.
Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.
Corporate Solutions	In December 2014, we had a leading position as agent and registrar provider to 227 companies listed on BM&FBovespa, which represents 62.5% of companies listed on that exchange.
	Moreover, we were leader as transfer agent with 478 debentures offerings in the Brazilian market, representing 51.5% of the debentures market in Brazil.	Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

Source: Itaú Unibanco Holding, ANBIMA and BM&FBovespa.

Other products and services portfolio

“In 2014, we consolidated the organizational structure of our Consumer Credit, Real State, Vehicles and Insurance businesses defined in 2013, thereby simplifying the management thereof. In our business, we have prioritized core activities, which benefit from scale, effectively generate value and are intrinsically related to the businesses which the bank operates”.

Marcio Schettini

Itaú Unibanco’s Executive Vice President – Consumer Credit,

Real State, Vehicles and Insurance in 2014 and General Manager –

Technology & Operations starting in 2015

Annual Report 2014	A-27

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Focused on streamlining our portfolio, making our products more complete and distributing our products, our sales channels are branches, the internet, self-service terminals, telemarketing and mobile applications, besides association with retailers. In 2014, we intensified our focus on bancassurance, exploring the synergy among bank channels, such as branches, ATMs and tellers, and among other financial products, approaching card holders and credit takers. This operation offers a higher margin and is less volatile, generating profitability without a credit risk implication, increasing its importance for our revenue diversification.

Focusing on raising our profitability and on reaching more customers more assertively, we expanded our product offerings via digital channels. We have developed the Insurance Online Store, which has an increasing participation in insurance sales. Offering our products to banking and non-banking clients, the Online Store also allowed an expansion in our communication and awareness. Besides travel and personal accidents insurance products, we offer auto insurance and property & casualty insurance, for individuals and small and medium companies. Insurance sold on the Internet in 2014 had an increase of 123.3% in items sold compared to the same period of the previous year.

We work constantly towards offering more efficient processes and a high-quality service to our clients. This resulted in an increase of our sales in 31.1%, in comparison to 2013.

Our strategy to increase our level of penetration in the Brazilian insurance market varies according to the sectors we choose to compete in. For individuals and small and medium company markets, we focus beyond our banking client and credit card base, increasing client penetration. We are working on improving client penetration in property and casualty insurance for small and medium companies. For this purpose, innovation has been a very important factor for our growth in corporate clients. For those customers we offer a specialized advisory service and develop tailor made solutions. Our focus is on developing long term partnerships and maintaining a close relationship with our clients’ Human Resources departments.

In October 2014, we completed the sale of our large risk insurance operation and the migration of BMG Seguradora, acquired on June, 2013. Please refer to section Our Profile, item 2014 highlights for further information.

The launch of Proteja, a website for insurance education, had a relevant impact on our brand, reinforced our brand positioning and fostered the understanding of the importance of insurance products. Please refer to www.itau.com.br/proteja for further information about the Proteja website.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION
SERVICE	MARKET POSITION	AND MAIN COMPETITORS
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 12.0% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December, 2014, positioning us as the second largest insurance provider in this segment in Brazil. Considering only our insurance core activities, our market share reached 14.2% in the same period.	The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A. Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of December 2014 this industry consisted of approximately 158 insurance companies of various sizes, including 41 conglomerates and 49 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

Source: SUSEP. Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Domestic Credit – Individuals.

Private Pension Plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments.

The total funding for private pension plans amounted to R$17.5 billion from January to December 2014. Income from management fees reached R$1.16 billion, and technical provisions increased 16.8% in the same period, totaling R$103.7 billion at December 31, 2014.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION
SERVICE	MARKET POSITION	AND MAIN COMPETITORS
Pension plans	In December 2014 our balance of provisions represented 24.4% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: SUSEP (Balance of provisions – Pension Plans for Individuals and Companies).

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned with accrued interest at the end of a designated term. Ownership in premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. During the term of the product, the client can withdraw the balance deposited, less fees for early withdrawal. In 2014, we distributed more than R$64.9 million in raffle prizes for more than 3.1 thousand clients.

Annual Report 2014	A-28

We currently distribute our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. As a result of our focus on distribution, the number of products sold through our priority channels increased 71.6% in 2014, in comparison to 2013.

Focusing in corporate responsibility principles, in August 2014 we entered into a partnership with Instituto Ayrton Senna, a non-profit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank's premium bonds, is provided to the Instituto Ayrton Senna’s education projects.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION
SERVICE	MARKET POSITION	AND MAIN COMPETITORS
Premium Bonds	In the period from January to December, 2014 we had a market share of 11.1% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

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

To expand this business and complement our strategy, on July 9, 2012 we signed an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Itaú BMG Consignado, the entity used for purposes of this joint venture, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Itaú BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

Our strategy of higher growth in the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

This increase in payroll loans resulted in a higher share of payroll loans within the personal loan portfolio, from 13.5% as of December 2013 to 21.8% as of December 2014.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION
SERVICE	MARKET POSITION	AND MAIN COMPETITORS
Payroll Loans	In December 2014, we obtained a market share of 16.1% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Real Estate Financing and Mortgages

Our mortgage business is dedicated to:

•	Being aligned with our strategy to invest in lower risk businesses;
•	Contributing to the social and financial development of our clients; and
•	Creating loyalty – the relationships established in this sector are typically long-term.

We believe we have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2014, which reflects our focus on this business aligned to our strategy of migrating to lower risk portfolios.

We offer products through our network of branches, development companies, and real estate agencies, including our partnership with Coelho da Fonseca Empreendimentos Imobiliários Ltda. and our joint venture with LPS Brasil Consultoria de Imóveis S.A. (Lopes), called “Credipronto”. These two long-term agreements provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

Over the course of 2014, we have added new products to our portfolio with the goal of bringing added-value to our real estate business:

•	Home Equity: allows the borrower to use their property as security for personal loans with lower interest rates when compared with the traditional lines of credit. In this case, the client must pay his loan in full in order to use his property as collateral for other loans.

•	Property Installment Insurance: guarantees the borrowers the payment of up to four installments in case of involuntary job loss or temporary disability and gives assistance to professional reallocation.

As the result of our new initiatives, the number of mortgages we provided directly to individuals in 2014 was 32.2 thousand, for an aggregate value of R$9.5 billion in the period. In commercial loans, we financed 28.0 thousand new real estate units during 2014, for an aggregate value of R$5.4 billion.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through first mortgages and a system of mortgage lien (alienação fiduciária), pursuant to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. This system resulted in lower legal and credit risks compared to other types of guarantees.

Annual Report 2014	A-29

Another positive feature of the Brazilian market is the constant amortization system (CPM) pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

As of December 31, 2014, our outstanding loans to individuals were granted in the form of first mortgages and 98.8% were guaranteed by mortgage liens. In 2014, our entire credit origination was based on the CPM and our loan to value ratio was 42% compared to 40% in 2013.

Euromoney’s Real Estate Awards 2014 – In September 2014, we were ranked first in the Banks category, “Overall” and “Equity Finance” subcategories both in Latin America and in Brazil, and also in the “Loan Finance” subcategory in Brazil. The 10th edition of the survey recognizes the best companies that operate in the global real estate market, according to the opinion of real estate consultants, development companies, investment managers, corporate end users and banks.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION AND
SERVICE	MARKET POSITION	MAIN COMPETITORS
Real Estate Financing and Mortgages	In the period from January to December 2014, we were the leaders in new loans to individuals among Brazilian privately-owned banks, with 33.8% market share and, second place in terms of new loans to individuals, among all Brazilian banks, with 11.6% market share.	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ABECIP.

Microcredit

Our microcredit unit offers low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers reach out to new and existing clients, offering loans (coupled with a free loan-protection microinsurance), point of sale, or POS machines and disseminating financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal market. Our microcredit activities are split into two levels:

•	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer; and

•	2nd Tier Lending: loans to micro entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit consolidates our strategy to act as agents of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population.

Credit Cards and Commercial Agreements

Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 62.5 million current and non-current account holders (in number of accounts as of December 31, 2014).

Our main goals in the credit card business are to continually grow our portfolio, improve its profitability, manage the quality of our assets and pursue the total satisfaction of our clients. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and on more efficient cost management.

In 2014, we concluded the migration of the Credicard portfolio acquired in May 2013 by means of our acquisition of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobrança Ltda.

In August 2014 we launched the Acelerador de Pontos (Points Accelerator) in our reward program called Sempre Presente (Always Present). With it the client can double their invoice’s points by paying a percentage of their monthly expenses, anticipating the award and travel redemptions.

In September 2014 we launched the TudoAzul Itaucard co-branded card in partnership with Azul Linhas Aéreas, one of the main airlines in Brazil. This action is aligned with our goal of offering a diversified portfolio, providing the best suited product to our clients.

Since its launch on August 2012, the Itaucard 2.0 has issued 5.3 million cards. This credit card is the only in Brazil consistent with the standard international interest model, which charges the revolving interest rates from the date of purchase instead of the invoice due date, allowing lower interest rates.

Our card brand “Hiper” currently issued by Banco Itaucard S.A., was launched in October 2013 initially with credit card functions and, beginning in September 2014, with debit card features. The Hiper branded cards have the benefit of conversion of 120% of the card’s annual fee into a bonus for mobile cellphones (currently available for 3 of the 4 largest Brazilian carriers) and can be issued under the 2.0 Itaucard platform as well as other Itaucard credit cards.

ÉPOCA ReclameAQUI Award – Época magazine and Reclame Aqui named us company of the year in the “Banks and Financial Services – Cards” category. The award is deemed the sector’s principal source of recognition based on direct consumer evaluation.

Annual Report 2014	A-30

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/ SERVICE	MARKET POSITION	ADDITIONAL INFORMATION AND MAIN COMPETITORS
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with 38.2% market share in the period from January to December 2014.	The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 16.8% over the last four years as of December 31, 2014, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and ABECS.

Merchant Acquirer

REDE (formerly Redecard) is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. REDE’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of point-of-sale terminals, or POS, check verification through POS terminals, and the capture and transmission of transactions using coupons, and loyalty programs.

Our goal is to be the main partner for merchants that are seeking higher business potential with a focus on IT investments, infrastructure and POS modernization. For those partners, REDE offers a series of products that follow the market’s latest trends. Among these products we highlight Mobile REDE, which captures the transaction using a device attached to the smartphone or tablet. It allows card reading and input of purchase data for client’s signature, reinforcing our position in new payments solutions for freelancers and micro entrepreneurs. Through e-REDE we intensified and improved the quality of our electronic payments platform, offering not only the acquisition service, but also an antifraud gateway. We offer a single platform for efficient, fast and complete solutions for online payments using a robust antifraud system.

We have experienced significant growth in the e-commerce facets of our merchant acquiring business. In September 2014 we acquired maxiPago!, a Brazilian electronic payment means company focused on e-commerce, for purposes of improving account safety and convenience to our customers, as well as otherwise maintaining our strong digital platform.

In 2014, the Itaú Unibanco acquiring business captured R$358 billion in transactions with credit cards and debit cards, an increase of 10.9% from 2013. The number of transactions captured and processed reached 3.9 billion, representing an increase of 4.7% from 2013. In December 2014, we had 1.8 million installed POS terminals throughout Brazil, representing an increase of 17.1% from 2013. As of December 31, 2014, REDE was present in almost all municipalities in Brazil with electric power and telecommunications network. We generally consider each POS to represent one client.

The following table sets forth the financial volume of transactions and the amount of transactions of credit and debit cards processed by us in 2014, 2013 and 2012:

	(In billions of R$)			(In billions)
	FINANCIAL VOLUME			TRANSACTIONS
	2014	2013	2012	2014	2013	2012
Credit cards	232	209	183	1.9	1.8	1.7
Debit cards	126	114	94	2.0	1.8	1.6
Total	358	323	278	3.9	3.7	3.3

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION
SERVICE	MARKET POSITION	AND MAIN COMPETITORS
Merchant Acquirer	In the period from January to December, 2014 we reached a market share of 37.1% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet) and Banco Bankpar S.A. (American Express).

Source: Itaú Unibanco Holding and ABECS.

Vehicle Financing

As of December 31, 2014, our portfolio of vehicle financing to individuals amounted to R$28,927 million and to companies reached R$5,573 million, totaling R$34,500 million with an average loan to value (ratio of a loan to the value of an asset purchased) of 73.7% in 2014, following a downward trend during the year. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which allowed us to improve the credit quality of our vehicle loan portfolio.

From January to December 2014, the average term of vehicle financing was 39 months, and half of the transactions were carried out with terms of up to 36 months.

In addition to the branches, dealerships, car retailers and partners, we also focus on efficient sales channels that offer full services to our clients. We receive, on average, 13 million website sessions a month through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles. Focused on innovative solutions, the website is also available for mobile applications and offers tools for comparing new vehicles and a pioneering service for receiving financing leads for our partners. Additionally, iCarros offers credit cards, insurances and consortia.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/ SERVICE	MARKET POSITION	ADDITIONAL INFORMATION AND MAIN COMPETITORS
Vehicles	In December 2014, we reached a market share of 15.4% in terms of loans to individuals among banks, positioning us as third in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brasil) S.A, Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Annual Report 2014	A-31

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

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In 2014, we reached the following results:

•	Active Contracts: in December 2014, we reached 402 thousand active contracts, with a growth of 8.0% when compared to December 2013;
•	Balance of installments receivables: in December 2014 we reached R$10.9 billion, with a growth of 10.9% when compared to December 2013; and
•	Administration Fee: from January to December 2014 we gained R$610.3 million, with a growth of 48.9% when compared to the same period of 2013.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION
SERVICE	MARKET POSITION	AND MAIN COMPETITORS
Consortia Services Fees	In the period from January to September, 2014 we had a market share of 10.4% in total consortia services fees. Considering only banks, we are the second largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Adm. Consortia and BB Consortia.

Source: Central Bank.

Wholesale Bank

Wholesale Bank is the segment responsible for banking operations of large (annual revenues over R$300 million) and middle-market companies (annual revenues from R$30 million to R$300 million) and investment banking services. It offers a wide range of products and services to the largest economic groups of Brazil.

Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.

One of the most important features of our Wholesale Bank is the set of initiatives linked to improving efficiency in our operations. These continuous actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.

“Despite the challenging macroeconomic environment, we have progressed on a number of initiatives in 2014, including our position as a market leader in Merger & Acquisition transactions and the implementation of a new business model to serve our middle market companies, which we expect to generate additional contribution to the bottom line in the coming years”.

Candido Bracher

Itaú Unibanco Holding’s Board of Directors Member and Executive Vice President

– Wholesale Bank in 2014 and General Manager – Wholesale starting in 2015

Since October 2013, our middle-market banking business (which includes companies with annual revenues over R$30 million to R$300 million), comprised of the “middle” and “upper middle” corporate divisions, became part of the Wholesale Bank management structure.

We have been working to create and implement a new model, to serve as a market benchmark across all aspects of our Middle-Market banking business, such as credit, products and people, in order to establish differentiated and sustainable growth for our Wholesale Bank. We began implementing the new model in 2014 and expect to complete the implementation phase by the end of 2015. The main steps for this year will be: support commercial area with appropriate tools; credit model, team capacity and middle office enhancement; and new commercial centers (polos).

We offer a full range of financial products and services to middle-market clients, such as deposit accounts, investment options, insurance and credit products, including investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market clients, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. Moreover, we offer a broad number of cash management services to our middle-market clients, including collection services, electronic payment services and Internet office banking.

Investment Banking

Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

Annual Report 2014	A-32

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

The Banker's Investment Banking Awards 2014 – Promoted by The Banker magazine, Itaú BBA was recognized as the “Most Innovative Investment Bank in Latin America”.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/		ADDITIONAL INFORMATION
SERVICE	MARKET POSITION	AND MAIN COMPETITORS
Investment Banking	In the period from January to December 2014, Itaú BBA ranked first in debt capital market(1) and in merger and acquisitions(2).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) ANBIMA Distribution ranking in terms of volume, (2) Thomson ranking by number of deals.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services in BM&FBovespa since 1965. We provide retail brokerage services in Brazil to over 90 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$27.1 billion in trading volume. The brokerage services are also provided to international clients via our broker-dealers in New York.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/ SERVICE	MARKET POSITION	ADDITIONAL INFORMATION AND MAIN COMPETITORS

Retail Brokerage Services (1)	Ranked third in Retail Brokerage Services by trading volume in December 2014.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A. and BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A.

Cash Equities(1)	Ranked sixth in Cash Equities by trading volume in the period between January and December 2014.	Main competitors: Credit Suisse Hedging- Griffo Corretora de Valores S.A., UBS Brasil Corretora, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos and Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Futures and Derivatives(1)	Ranked fifth in Derivatives and Futures by number of traded contracts in the period between January and December 2014.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Títulos e Valores Mobiliários Ltda. and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Títulos e Valores Mobiliários Ltda.

Research(2)	Ranked second Research House in Latin America.	Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Source: (1) CBLCnet, (2) Institutional Investor Magazine.

Annual Report 2014	A-33

Our International Business

Itaú Unibanco Holding’s Global Footprint

As of December 31, 2014 we were present in 18 countries outside of Brazil, seven of which are in Latin America. In Argentina, Chile, Paraguay and Uruguay, we offer commercial banking (retail) and wholesale banking with the main focus on commercial banking. In Mexico, we are opening a brokerage company. We also have an Itaú BBA representation office in Peru, and are gradually intensifying our presence in Colombia through our investment banking and corporate operations.

Additionally, we have operations in Europe (France, Germany, Portugal, United Kingdom, Spain, and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and the Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, corporate and private banking clients.

Please refer to section Performance, item Financial Performance, Results, Revenues from Operations in Brazil and Abroad, for further information.

Latin America

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies. We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a strong presence in the local retail markets and strengthen our relationships with local companies.

In order to support our more than 1.9 million clients, as of December 31, 2014 we had a network of 246 branches and client service branches (CSBs) in Latin America (ex-Brazil). In Paraguay, we had 40 non-bank correspondents, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2014, we also have 36 points of service through OCA S.A., our credit card operator in Uruguay.

“The focus of Itaú Unibanco’s operations in Latin America is client satisfaction and the integration of the many businesses and segments in the region, thereby allowing us to have a holistic view and more simple and agile governance”.

Ricardo Marino

Itaú Unibanco Holding’s Board of Directors Member and Itaú Unibanco’s

Executive Vice President – Latam

(*) As of December 31, 2014.

Annual Report 2014	A-34

Banco Itaú Argentina

We operate in Argentina since 1979, where we focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence by buying Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small – and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small – and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients and services offerings include current and savings accounts, personal loans and credit cards. As of December 31, 2014, Banco Itaú Argentina had 72 branches and 186 ATMs.

The table below shows our market position and information about competitors for the business listed below:

PRODUCT/ SERVICE	MARKET POSITION	ADDITIONAL INFORMATION AND MAIN COMPETITORS
Total Loan Portfolio (includes privately-owned banks only)	In September 2014, we had a market share of 3.0% in terms of total outstanding loan balance in Argentine pesos.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.

Source: Central Bank of Argentina.

Banco Itaú Chile

Our business in Chile is mainly focused on retail and high-income clients, but we also operate with middle-market and large corporate clients. In 2014, we opened 3 new branches, totaling 99 branches in our service network in Chile as of December 31, 2014.

We started our activities in Chile in 2007, after Bank of America Corporation transferred the operations of BankBoston Chile and BankBoston Uruguay to us. In August 2014 we extended our agreement signed in 2011 obtaining a 100% interest in Munita, Cruzat & Claro, a key player in wealth management in Chile. The integration, through Itaú Private Bank, will be focused on the continuity of the relationship with clients. Accordingly, we reaffirm our commitment to the Chilean market and the aim to be the largest private bank in the Latin American market.

Currently, we occupy a prominent position in wealth management and, among the major banks in Chile, we have the fastest growing loan portfolio, according to Superintendency of Banks and Financial Institutions, or SBIF, as of December 2014.

Morningstar Awards 2014 – Itaú Chile AGF was elected by Morningstar, a leading company in the provision of independent investment surveys, in the following categories: Mejor Fondo de Renta Fija Latinoamérica (best fixed income fund in Latin America) with the Itaú Latam Corporate Bond Fund A fund, and Mejor Administradora de Renta Fija (best fixed income manager).

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/ SERVICE	MARKET POSITION	ADDITIONAL INFORMATION AND MAIN COMPETITORS
Total Loan Portfolio (includes privately-owned banks only)	In December 2014, our market share was 5.9% based on total outstanding loan balance in Chilean pesos.	Our main competitors are Banco Santander-Chile S.A., Banco de Chile S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.

Source: Superintendency of Banks and Financial Institutions.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders for the merger of Banco Itaú Chile and CorpBanca. Some of the regulatory approvals required for the conclusion of this operation have already been obtained.

The transaction creates an important platform for our expansion and search for business development in the region. In Chile, it will allow us to move up from the 7th to the 4th position in terms of loans among privately-owned banks, according to SBIF, as of December 2014.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. In 2014, we opened 2 new branches, totaling 30 branches and 297 ATMs in our service network in Paraguay as of December 31, 2014.

Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies institutional clients and consumer clients. Banco Itaú Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector.

We are the leading player in the credit card segment and hold the first position among the banks in Paraguay regarding results, return on average equity and efficiency ratio, according to the Central Bank of Paraguay, as of December 2014.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/ SERVICE	MARKET POSITION	ADDITIONAL INFORMATION AND MAIN COMPETITORS
Total Loan Portfolio (includes privately-owned banks only)	In December 2014, we had a market share of 17.0% in terms of total outstanding loan balance in guaranis, positioning us as the third largest privately- owned bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.

Source: Central Bank of Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay) and the pension fund management company Unión Capital. Our strategy in

Annual Report 2014	A-35

Uruguay is to serve a broad range of clients through customized banking solutions. As of December 31, 2014, Banco Itaú Uruguay had 23 branches and 54 ATMs.

Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and Internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. Additionally, our private banking business unit provides a full portfolio of local and international financial market products.

The table below shows the market position and information about competitors for the business listed below:

PRODUCT/ SERVICE	MARKET POSITION	ADDITIONAL INFORMATION AND MAIN COMPETITORS
Total Loan Portfolio (includes privately- owned banks only)	In December 2014, we had a market share of 20.0% based on total outstanding loan balance in Uruguayan pesos, positioning us as the third largest privately- owned bank in Uruguay.	Our main competitors are Banco Santander S.A., Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.

Source: Central Bank of Uruguay.

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

Our presence in Colombia is increasing, and we aim to be one of the three main investment and wholesale banks in Colombia in the next four years. The segments evaluated as the most attractive are mining, energy, oil, gas, and infrastructure-related areas. In addition, as a result of the merger of operations with CorpBanca we will enter the financial retail market in Colombia.

Please refer to section Our Profile, item 2014 Highlights, Recent Developments, for further information about the merger of Banco Itaú Chile with CorpBanca.

Peru

In Peru, we have a representative office and are considering expanding our activities into corporate and investment banking, following the same strategy as in Colombia, so as to take advantage of the strong growth experienced by Peru.

Mexico

In October 2014, the Central Bank of Brazil approved the opening of a brokerage company in Mexico and in November 2014 we received the approval of the local regulatory authorities.

Itaú BBA International

Our banking activities carried out under the corporate structure of Itaú BBA International are mainly focused on two business lines:

•	Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.
•	Private Banking: under the corporate structure of Itaú BBA International, we manage private banking activities in Miami and Switzerland offering specialized financial products and services to high networth Latin American clients.

Other International Operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in Bahamas, New York and Cayman Islands, as well as through our other international operations.

We manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. We provide extensive research coverage of over 217 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

Competitive Strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Annual Report 2014	A-36

Premier banking brand in Brazil

We believe that our brands are very strong and very well recognized in Brazil and that they have been associated with quality reliability, and with our large portfolio of products, which help us maintain a low client turnover rate, especially among clients in the high-income segment. In 2014, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the tenth consecutive time.

Large branch network in geographic areas with high economic activities

Our Brazilian branch network, while national in scope, is strategically concentrated in the southeast region of Brazil, the country’s most developed region. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and benefit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our clients, which we see as one of our competitive strengths.

Additionally, we have refurbished branches, especially in shopping malls. These branches have a new visual identity and service proposal, offering a new concept of client service and a differentiated layout inspired by the design of a retail store. Shopping mall branches have extended hours, which offers added convenience for our clients. We have an extensive network including branches, client site branches and ATMs in Brazil and abroad. Please refer to section Our Profile, item Marketing and Distribution Channels, for further information.

Diversified line of products and services

We are a multi-service bank offering a diverse line of products and services designed to address the needs of various types of clients, including corporate clients, very small and small companies, retail clients, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this business model creates opportunities to improve our relationship with clients and thereby increases our market share. We expect to maintain our leading presence by capturing a solid and increasing number of transactions across various business segments.

Technology and electronic distribution channels as drivers for sales

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. We invest in technology because we believe that it is how we will be able to improve the world of our employees and clients. We focus our efforts on the development of platforms and services that use the best of technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

Our sophisticated technology supports certain remote banking capabilities (e.g., call centers, internet banking, etc.) and offers clients the ability to verify statements and perform transactions online or over the phone. In addition, our sales teams can access client credit scores with ease and credit proposals can be sent over the internet by any broker registered with our systems.

On December 31, 2014, our IT investments comprised over 78% of our total investments planned for the 2012-2015 period, financed by internal funds. We expect to invest this total amount in data processing systems, purchase of software, system development and in our new Data Center built in the State of São Paulo. Our Data Center, one of the largest in Latin American, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. We have begun the migration of our systems and services, which are scheduled to be concluded in the second half of 2016.

Additionally, through our online platforms Uniclass and Personnalité Digital we expanded our client relationship model by allowing the relationship managers to offer personalized customer services from 7 a.m. to midnight, from Monday through Friday. We have also redesigned and are offering to our clients other digital channels such as our Itaucard and Itaú Empresas applications. Please refer to section Our Profile, item Marketing and Distribution Channels, for further information about Personnalité Digital and other digital channels.

Risk-based pricing model as a tool to manage risk while exploring opportunities

Our risk-based pricing model, as applied to our products, is an important competitive advantage as it gives us a more precise dimension of risk-return in various scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risk. Depending on the product, each contract is individually priced using risk adjusted return on capital models that give us a better assessment of the relevant market.

Our shares

	SYMBOL		CORPORATE
STOCK EXCHANGE	COMMON SHARE	PREFERRED SHARE	GOVERNANCE LEVEL

Securities, Commodities and Futures Exchange (BM&FBOVESPA)	ITUB3	ITUB4	Level 1

New York Stock Exchange (NYSE)	-	ITUB(1)	Level 2

Buenos Aires Stock Exchange (BCBA)	-	ITUB4(2)	-

(1)	American Depositary Shares, or ADSs.
(2)	Argentine Certificates of Deposits, or CEDEARs.

Annual Report 2014	A-37

Common shares entitle the holder to one vote at our general shareholders’ meetings. The voting rights of our controlling shareholders do not differ from the voting rights of other holders of common shares.

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

The following table sets forth the preferred share price for the periods indicated:

	PER PREFERRED		PER PREFERRED		PER ADS (ITUB)
	HIGH (IN R$)	LOW (IN R$)	HIGH (IN US$)	LOW (IN US$)	HIGH (IN US$)	LOW (IN US$)
2015 (through March 31, 2015)	36.89	32.75	13.66	10.21	13.53	10.39
January	36.36	32.90	13.66	12.36	13.53	12.12
February	36.89	33.32	12.82	11.58	12.95	11.70
March	36.60	32.75	11.41	10.21	12.53	10.39
2014	41.24	26.60	16.83	11.75	18.32	10.86
September	41.24	33.87	16.83	13.82	18.32	13.88
October	38.35	32.00	15.69	13.09	16.00	12.86
November	39.98	35.04	15.62	13.69	16.11	13.38
December	37.03	32.87	13.94	12.37	14.40	11.95
First quarter	30.82	26.60	13.62	11.75	13.51	10.86
Second quarter	34.48	30.95	15.65	14.05	15.41	13.63
Third quarter	41.24	31.56	16.83	12.88	18.32	13.88
Fourth quarter	39.98	32.00	15.05	12.05	16.11	11.95
2013	31.46	24.36	15.14	10.93	15.74	10.63
First quarter	30.50	27.50	15.14	13.65	15.74	13.78
Second quarter	30.24	25.09	13.65	11.32	14.76	11.27
Third quarter	29.55	24.36	13.25	10.93	13.53	10.63
Fourth quarter	31.46	27.90	13.43	11.91	14.37	11.94
2012	31.90	22.36	15.61	10.94	17.98	10.82
2011	33.55	21.12	17.89	11.26	20.29	12.14
2010	35.98	26.54	21.59	15.93	21.70	14.13
Source: Economatica System.

The graph below shows the evolution of R$100 invested from December 30, 2004 to December 30, 2014, comparing our preferred share (ITUB4) price, with and without reinvestiment of dividends, to the performance of Ibovespa.

We integrate several indices of BM&FBovespa where the financial institution shares may be listed. In the table below, we present our participation in each index portfolio in which we are included for valid portfolios from January to April 2015 and from September to December 2014.

INDICES	CURRENT	PREVIOUS
Broad Indices
Bovespa Index – Ibovespa	11.23%	9.98%
Brazil 50 Index – IBrX50	11.17%	10.34%
Brazil 100 Index – IBrX100	9.78%	9.18%
Brazil Broad-Based Index – IBrA	10.25%	9.58%
Segment Indices
BM&FBOVESPA MidLargeCap Index – MLCX	11.35%	10.63%
Sector Indices
BM&FBOVESPA Financials Index – IFNC	20.00%	20.00%
Sustainability Indices
Corporate Sustainability Index – ISE	6.18%	5.88%
Carbon Efficient Index – ICO2	15.13%	15.09%
Corporate Governance Indices
Special Corporate Governance Stock Index – IGCX	7.76%	7.70%
Corporate Governance Trade Index – IGCT	12.49%	12.22%
Special Tag-Along Stock Index – ITAG	13.12%	12.80%

Annual Report 2014	A-38

Information for the Investor

Adoption of Multiple Voting

Under Brazilian Corporate Law, shareholders that represent at least 5% of share capital with voting rights may demand a multiple voting process up to 48 hours before a general shareholders’ meeting. Each share will be entitled to as many votes as the members of the board being elected, and the shareholder has the right to concentrate votes in one candidate or distribute them among several candidates. The presiding officer must inform the shareholders in advance about the number of votes required for the election of each member of the Board of Directors.

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

Our Bylaws authorize the Board of Directors to increase our share capital up to a limit of 7.26 billion shares, of which 3.63 billion must be common shares and 3.63 billion must be preferred shares (authorized capital). Up to the limit of our authorized capital, the issuance of our shares may be made without considering our shareholders preemptive rights if (i) made for the sale on a stock exchange; (ii) by a public subscription; and (iii) exchange for our shares in a public offering for the acquisition of our control. Regardless of this provision, all increases in our share capital must be ratified by our shareholders and approved by the Central Bank.

After the approval of the capital increase by the Central Bank, a shareholder must pay the value corresponding to the subscribed shares under the terms established in the subscription documentation related to that capital increase. A shareholder that fails to make payment under the terms of the subscription documentation will be deemed to be in default, in accordance with Brazilian Corporate Law.

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

Redemption and withdrawal rights

Our common shares and our preferred shares are not redeemable, except upon delisting. Pursuant to Brazilian Corporate Law, however, the approval of certain matters entitles a dissenting shareholder to withdraw from the company, such right expiring thirty days after publication of the minutes of the applicable shareholders’ meeting. This withdrawal may occur under certain conditions upon reimbursement of the value of such holder’s shares, calculated based on criteria set forth under Brazilian Corporate Law. Also, in accordance with Brazilian Corporate Law, we are entitled to reconsider any resolution that gives rise to a withdrawal within ten days following the expiration of the withdrawal period, if such exercise of withdrawal rights jeopardizes our financial stability.

Withdrawal rights are not available to shareholders whose shares have liquidity and are actively traded in the stock market in cases of merger or takeover or in case the company elects to take part in a group of companies.

Common and preferred shares should be reimbursed upon cancellation of their registration at their value, calculated based on the criteria set forth by under Brazilian Corporate Law. If the resolution that gave rise to withdrawal rights was approved more than 60 days after the date when the last balance sheet was approved, the shareholder may demand that his shares are redeemed at a value based on a new balance sheet, dated up to 60 days after the date of the general meeting.

In the United States

Our preferred shares have been traded on the NYSE in the form of ADSs (one ADS represents one preferred share), since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

Annual Report 2014	A-39

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

Please refer to section Attachments, item Considerations for ADS holders for further information.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs to the depositary:

EVENT	FEES
Issuance(1) or cancellation for the purpose of withdrawal(2) of ADSs	US$5.00 (or less) per 100 ADSs (or portion thereof ) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADSs.
Any cash distribution	US$0.02 (or less) per ADS (or portion thereof ).
Depositary services	US$0.02 (or less) per ADS (or portion thereof ) per calendar year (in addition to cash distribution fee of US$0.02 per ADS during the year).

(1)	Including issuances resulting from a distribution of preferred shares or rights or other property, substitution of underlying shares and transferring, splitting or grouping of receipts.
(2)	Including if the deposit agreement terminates.

In addition, set below are other fees and expenses payable by holders of ADSs:

•	Registration fees: registration of transfers of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
•	Distribution of securities by the depositary to ADS holders fee: equivalent to the fee that would be payable if securities distributed to the holder thereof had been preferred shares and the shares had been deposited for issuance of ADSs.
•	Foreign currency conversion expenses: expenses of the depositary in converting foreign currency to U.S. dollars.
•	Depositary expenses: cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement).

Moreover, taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADS (for example, stock transfer taxes, stamp duty or withholding taxes), as necessary would be payable by holders of ADSs. Any other charges incurred by the depositary or its agents for servicing the deposited securities are not currently made in the Brazilian market.

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

Reimbursement

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, facsimile, telephone calls, as well as to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

In 2014, we received from the depositary US$15.9 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

In Argentina

We also issue CEDEARs, which represent shares of foreign companies traded in Argentina. Our CEDEARs are backed by our preferred shares and they are traded at the BCBA, which is a not-for-profit self-regulatory private association. The BCBA is responsible for registering business and publishing quotations and volume of transactions. Its inspection authority permits, among other measures, the suspension of the trading session whenever it is deemed to be necessary to control or prevent unusual variations in quotations.

Annual Report 2014	A-40

Shareholders' Payment

Our Bylaws establish the distribution to shareholders of mandatory dividends equivalent to 25% of our net income calculated for each fiscal year, adjusted by the decrease or increase of amounts related to legal reserve, to reserve for contingencies and to its reversal related to prior years.

The mandatory dividend may be paid as dividends or interest on capital. The main difference between these forms of payment is tax-related. The payment of dividends is tax-free for shareholders. The payment of interest on capital is subject to withholding income tax at a 15% rate, or 25% if the shareholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime.

The amount paid to shareholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such cases, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received by shareholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. Please refer to section Attachments, item Considerations for ADS holders, Taxation for the ADS Holders, for further details.

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

Once our net income is calculated, we intend to pay the difference between the mandatory dividend, calculated as mentioned before, and the accumulated amount of advanced monthly dividends. Additionally, our Board of Directors may declare interim dividends, which will be submitted for ratification at our annual shareholders’ meeting.

A shareholder may claim payment of any dividend for a period of three years counted from the dividend payment date. After this period we have no responsibility for such payment.

Shareholders not residing in Brazil must register with the Central Bank so that dividends, interest on capital and other amounts related to their shares can be remitted abroad in a foreign currency.

Currently, we pay dividends and interest on capital equivalent to or higher than the mandatory dividends, but this may not continue to happen if our shareholders decide that such distribution is not advisable in view of our financial condition. In this case, if our Fiscal Council is constituted, it must issue an opinion about that decision, and management must present a report to the CVM detailing the reasons for the suspension of the dividend payment. Profits not distributed due to a suspension of the dividend payment must be allocated to a special reserve and, if it is not absorbed by losses in subsequent years, it must be paid as dividends as soon as our financial position so permits. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21, b, and section Our Risk Management, item Regulatory Environment, Implementation of Basel III in Brazil.

ADS holders’ Payment of Dividends

Preferred shares underlying ADSs are kept in Brazil by the custodian, Itaú Unibanco, which is the owner recorded in the register service of our preferred shares. The depositary of our ADS program is The Bank of New York Mellon. The payments of dividends and distributions in cash for our preferred shares underlying the ADSs are made directly to the depositary bank 7abroad, which is responsible for passing it on to the shareholders within an average period of 10 days after payment is made in Brazil. The amount received by the ADS holder may be reduced if we, the custodian or the depositary are required to retain an amount related to taxes and other government charges.

The following table shows dividends and interest on capital paid or declared to the holders of our common and preferred shares since 2011:

DIVIDENDS AND INTEREST ON CAPITAL	2014	2013	2012	2011
Amount(1) (In millions of R$)	6,635	5,095	4,518	4,394
Per Share(2) (R$)	1.22	1.03	1.00	0.97
Payout(3) (%)	30.35	30.8	34.3	30.1
Dividend Yield(4) (%)	3.5	3.3	3.3	3.1

(1)	Dividends and interest on capital – paid/provisioned for (net).
(2)	Dividends and interest on capital – paid/provisioned for (net)/total shares.
(3)	Dividends and interest on capital – paid/provisioned for (net)/net income of the year.
(4)	Dividends paid per share in the period/price of our preferred share (ITUB4) at final date of the period.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21 – Stockholders’ equity, for further information about dividends and shares outstanding.

On August 4, 2014, our Board of Directors declared the payment of interest on capital, in the amount of R$0.32556 per share (or R$0.276726 per share, net of taxes) to be paid out on August 25, 2014 to all shareholders of record as of the close of trading on August 13, 2014. On February 2, 2015, our Board of Directors declared interest on capital in the amount of R$0.5380 per share (or R$0.4573 per share, net of taxes) to be paid out on February 26, 2015 to all shareholders of record as of the close of trading on February 10, 2015.

10% bonus for Itaú Unibanco shares

In June 2014, our stockholders received, free of charge, a new share for every ten shares of the same type they held, with the cost assigned of R$29.83 per bonus share, thus generating a fiscal benefit. We emphasize that we maintained our monthly payments of dividends of R$0.015 per share.

Further information for the investor

We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-3547. We are primarily governed by Brazilian Corporate Law and our Bylaws. Our Tax Payer’s Registry (CNPJ) is 60.872.504/0001-23, and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35300010230. Our corporate purpose, as set forth in Article 2 of our Bylaws, is to perform banking activity in all its authorized forms, including foreign exchange

Annual Report 2014	A-41

transactions. Our agent for service of process in the United States is the general manager of our New York branch, which is located at 767 Fifth Avenue, 50th floor, New York, NY 10153.

CONTACTS

Shares Program

Bookkeeping service	Itaú Corretora de Valores S.A.

3003 9285 (capitals and metropolitan areas) or
Phone	0800 720 9285 (further areas) (Brazilian callers) or
+55 11 3003 9285 (Non-Brazilian callers)

E-mail	investfone@itau-unibanco.com.br
Website	www.itaucorretora.com.br
Specialized branches adress	www.itaucustodia.com.br/agencia_enderecos.htm

ADS Program
Depositary bank	The Bank of New York Mellon
Phone	1 888 BNY ADRS (1 888 269 2377) (U.S. callers) or +1 201 680 6825 (Non-U.S. callers)
Website	www.adrbnymellon.com
CEDEAR Program
Depositary bank	Banco Itaú Buen Ayre
Investor Relations	Itaú Unibanco Holding S.A.
Phone	+55 11 2794 3547
E-mail	investor.relations@itau-unibanco.com.br
Website	www.itau.com.br/investor-relations

2015 CORPORATE CALENDAR
Annual General Shareholders’ Meeting	April 29, 2015
Earnings Release – First Quarter, 2015	May 5, 2015
Earnings Release – Second Quarter, 2015	August 4, 2015
Earnings Release – Third Quarter, 2015	November 3, 2015

Credit ratings

We subscribe to independent credit rating agency reviews by Fitch Ratings, Moody’s and Standard & Poor’s. These ratings assess our credit worthiness and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance, besides government and/or group support.

Credit Ratings(1)

AS OF DECEMBER 31, 2014	FITCH RATINGS	STANDARD&POOR'S MOODY'S
Itaú Unibanco Holding S.A.
Short Term	F2	A-3	P-2
Long Term	BBB+	BBB-	(P) Baa2(2)
Outlook	Stable	Stable	Negative
Itaú Unibanco S.A.
Short Term	F2	Not publicly rated	P-2
Long Term	BBB+	Not publicly rated	(P) Baa1(3)
Outlook	Stable	Not publicly rated	Negative

(1)	International Scale Foreign Currency Ratings.
(2)	Refers to Itaú Unibanco Holding S.A. Senior Unsecured Debt Rating. Moody’s does not assess Deposit Ratings to Itaú Unibanco Holding.
(3)	Refers to Itaú Unibanco S.A. Senior Unsecured Debt Rating. Itau Unibanco S.A. Long Term Deposit Rating was Baa2.

In view of the Brazilian sovereign rating downgrade by Standard & Poor’s, or S&P, in March 2014 S&P announced the downgrade of the ratings for 13 financial services institutions, including Itaú Unibanco Holding, at the international level, from “BBB” to “BBB-” (long term) and from “A-2” to “A-3” (short term). This rating action reflected S&P’s view regarding the level of exposure to the sovereign in such entities credit and investment portfolio.

Following a change in outlook by Moody’s from stable to negative on Brazil’s sovereign bond ratings in September 2014, Moody’s changed the outlook from stable to negative of the ratings of certain Brazilian financial institutions, including Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A. with respect to: (i) long-term global local currency deposits and issuer ratings, and (ii) long-term global foreign currency deposits, senior and/or subordinated debt ratings.

Further, in September 2014, after revising its guidelines for assigning ratings on national and regional scales, Standard&Poor’s upgraded the short-term national scale ratings of eight Brazilian financial institutions from “brA-1” to “brA-1+”, including Itaú Unibanco Holding S.A. and Banco Itaú BBA S.A.

Subsequent event

On March 16, 2015, Moody’s published its new bank rating global methodology, and due to this, on March 17 the agency placed the following ratings under review for downgrade: (i) Itaú Unibanco S.A. and Itaú BBA: baseline credit assessment, local currency bank deposits and foreign currency senior debt; and (ii) Itaú Unibanco Holding: local currency issuer and foreign currency senior debt.

Annual Report 2014	A-42

CRASH
Sua mãe, sua mulher, seus filhos,
seus irmãos, seus amigos
-ninguém quer que você seja herói.
Não se arrisque. Aplique
seu dinheiro em Letras Itaú.
Banco Itaú América S.A.
Consulte o gerente de uma de nossas 308 agências

1960s:
Insurances ad developed for Itaú América based on the Pop Art

O PROBLEMA DA MARGARIDA
O DINHEIRO ACABOU, E AINDA FALTA COMPRAR PRESENTES PARA O DONALD, SOBRINHOS, VOVÓ, TIO PATINHAS E PARDAL. QUEM RESOLVERÁ MEU PROBLEMA?!?
BANCO ITAÚ AMÉRICA S.A.

Ad inspired in Walt Disney's characters

UNIÃO DE BANCOS BRASILEIROS S.A.
ASSEMBLÉIA DE FUNDAÇÃO
27·5·67
Banco Agrícola Mercantil S.A. / BANCO MOREIRA SALLES S.A.

In 1967, União de Bancos Brasileiros S.A. was born

3 Our governance

Our Governance

Our Practices

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

In line with such principles, we voluntarily comply with the Code of Self-Regulation and Good Practices for Publicly Held Companies of the Brazilian Association of Publicly Held Companies (Associação Brasileira de Companhias Abertas, or ABRASCA), which was based on the best corporate governance practices in effect in Brazil and abroad. Our governance practices have been recognized and as a result, we have been named to the Dow Jones Sustainability Index and to the Corporate Sustainability Index (Índice de Sustentabilidade Empresarial da BM&FBovespa, or ISE). Please refer to section Our Profile, item 2014 Highlights for further information about our awards and recognition.

We have adopted a Code of Ethics that applies to all of our employees, directors and officers. Our Code of Ethics is based on principles that support a corporate culture focused on valuing people, on strict compliance with rules and regulations and on a permanent pursuit for development. Please refer to www.itau.com. br/_arquivosestaticos/RI/pdf/Itaucode.pdf for our Code of Ethics.

Additionally, we have adopted the Policy of Material Information Disclosure, which deals with the public disclosure of material information pursuant to CVM regulation. We also have adopted a Policy on Trading of Securities, which restricts the trading of securities during certain periods and requires management to publicly announce all transactions carried out with our securities, as permitted by CVM regulation. Please refer to www.itau.com. br/_arquivosestaticos/RI/pdf/en/ENGLISHpolitica_gc.pdf for our governance principles and practices we adopt.

Over the course of our history, as part of our corporate governance initiatives, we have made several decisions regarding the improvement of the disclosure of our information and the protection of minority shareholders rights. For example, we are listed as a publicly held company on BM&FBovespa and, in 2001, we were one of the first companies to voluntarily adhere to Corporate Governance Level 1 of the BM&FBovespa. In 2002, we listed our Level 2 ADSs on the NYSE, complying with both the SEC’s criteria and U.S. legal requirements, such as the Sarbanes-Oxley Act of 2002.

Since 2002, in line with our commitment to strengthen our position in the Brazilian capital markets, we have made a number of presentations in the regional offices of Association of Capital Markets Investment Analysts and Investment Professionals (Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais, or APIMEC). Beginning in 1996, we have also made presentations in the United States and Europe with respect to our governance practices. In these presentations, we have the opportunity to provide the financial community with details on our performance, strategies to add value, future perspectives and other important issues.

Management Structure

Our management is structured so as to ensure that matters are extensively discussed and decisions are made on a collective basis. The chart below presents our management bodies, their main functions and the management members that compose them.

Annual Report 2014	A-44

Annual General Shareholders’ Meeting and Extraordinary Shareholders’ Meeting

Our Annual General Shareholders’ Meeting is our highest decision-making body, which gathers shareholders on a regular basis before the end of April of each year and, on a special basis, whenever corporate interests so require.

It is the responsibility of our Board of Directors to call a shareholders’ meeting. The first notice of the shareholders’ meeting must be published no later than fifteen days before the date of the meeting on the first call. Brazilian Corporate Law establishes that under specified circumstances, the meeting may also be convened by the fiscal council or any shareholder.

The notice of a shareholders’ meeting must be published three times, on different dates, in official newspapers widely circulated in São Paulo, our principal place of business, setting forth the place, date and time of the meeting, the meeting’s agenda and, in the event of an amendment to our Bylaws, a description of the proposed change.

In addition to the requirements of Brazilian Corporate Law, we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and shareholders, as well as through CVM, BM&FBovespa, the SEC, the NYSE and the BCBA.

As a general rule, Brazilian Corporate Law provides that a quorum for a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting share capital, on the first date the meeting is called for, and, if a quorum is not reached, any percentage of the company’s voting share capital on a second date the meeting is called for. Generally, our meetings are held with a quorum representing approximately 90% of our voting share capital.

In order to attend a shareholders’ meeting, shareholders must present an identification document. A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting. The proxy must be a shareholder, an officer of the company, a lawyer or a financial institution. Investment funds must be represented by their investment fund officer.

Since 2012, we made available an “Online Meeting” tool. This tool is an electronic voting platform that provides shareholders with more accessibility, allowing them to exercise their voting rights in advance, from any place.

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

The Board of Directors’ performance is assessed yearly to ensure that board members are aligned with the organization’s values and that they represent the interests of our shareholders.

Our Board of Directors is currently composed of twelve members, four of which are independent (33%). Our board members meet on a regular basis eight times a year and on a special basis whenever necessary.

According to our Bylaws, the positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive officer cannot be held by the same person.

Pursuant to Brazilian law, the election or reelection of each member of our Board of Directors is subject to approval by the Central Bank. All directors are elected for a term of one year and can be reelected upon the Central Bank’s approval. Also under Brazilian law, an acting director retains his position until he is reelected or his successor takes office.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/ InternalCharterof...pdf, for further information.

Committees of the Board of Directors

There are seven committees and one advisory council, presented in the management organization chart above, that report directly to the Board of Directors. Their members are elected by the Board of Directors for a term of one year, and must have proven knowledge in their respective professional fields as well as technical qualification compatible with their responsibilities.

The committees may hire outside experts but must always be careful to maintain the integrity and the confidentiality of their work.

Please refer to www.itau.com.br/investor-relations/corporate-governance/rules-and-policies, for each committee rules.

Audit Committee

The Audit Committee is a statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of the work performed by our internal auditors, and of the effectiveness of the internal controls and risk management systems. It is a single body which is responsible for overseeing companies of the Itaú Unibanco Group that are authorized to operate by the Central Bank or supervised

Annual Report 2014	A-45

by the Superintendency of Private Insurance (Superintendência de Seguros Privados, or SUSEP).

All Audit Committee members are independent, pursuant to Brazilian banking regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if such member’s independence is affected by any conflict or potentially conflicting situation. In order to meet the requirements of CMN, National Council of Private Insurance (Conselho Nacional de Seguros Privados, or CNSP) as well as those of the SEC and the NYSE, the Audit Committee has an independent financial expert: Mr. Diego Fresco Gutierrez.

The Audit Committee assessments are based on information received from management, external auditors, internal auditors, the units responsible for risk management and internal controls and on the Audit Committee’s members own analyses resulting from direct observation. After establishing an annual schedule to comply with its duties, the Committee held 149 meetings over 53 days in the period from January to December 2014.

Pre-approval of Policies and Procedures

Among the Audit Committee’s responsibilities is to establish policies and procedures regarding services that can be provided by our external auditors. On an annual basis, the Audit Committee issues (i) the list of those services which cannot be provided by our external auditors, due to the fact that such services could, eventually, affect their independence, (ii) the list of pre-approved services, and (iii) those services that need to be previously approved by the Audit Committee.

Fees and Services of the Principal Auditor

The table below presents the total amount charged by PricewaterhouseCoopers Auditores Independentes by category for services rendered in 2014, 2013 and 2012:

			(In thousands of R$)
		% APPROVED		% APPROVED		% APPROVED
		BY THE AUDIT		BY THE AUDIT		BY THE AUDIT
FEES	2014	COMMITTEE	2013	COMMITTEE	2012	COMMITTEE
Audit Fees	44,364	100.0	39,129	100.0	37,191	99.0
Audit-Related Fees	5,686	100.0	6,264	99.0	3,330	100.0
Tax Fees	224	100.0	-	-	64	100.0
All Other Fees	475	100.0	508	100.0	1,491	100.0
Total	50,749		45,901		42,075

•	Audit Fees: corresponds to the audit of our annual consolidated financial statements, the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings and audit of internal controls in connection with the Sarbanes-Oxley Act requirements.
•	Audit-Related Fees: corresponds to services provided in connection with the issuance of appraisal reports at book value, assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements, compliance with Greenhouse Gas Emissions controls and policies, due diligence activities and assurance of special purpose reports.
•	Tax Fees: corresponds to tax consulting, revision of tax contingencies and of potential tax risks, and review of Brazilian income tax.
Other Fees: corresponds to internet safety testing, evaluation of business continuity management, consultancy for new projects, use of survey and technical materials, training, assistance in analysis of operations, consulting services with respect to the GIPS (Global Investment Performance Standards) certification, independent review of accounting and tax matters of transactions outside Brazil and independent review of the implementation plan of Framework – COSO 2013.

“In 2014, the Committee held 149 meetings on 53 days and was particularly focused on monitoring the organization’s internal controls and compliance and the activities of the Internal Audit department both locally and at the foreign units.

During this period, Committee members Eduardo Augusto de Almeida Guimarães, Gustavo Jorge Laboissière Loyola and Guy Almeida Andrade reached the end of their terms of office and were replaced by the new Committee members Diego Fresco Gutierrez, in the capacity of financial expert, Maria Helena dos Santos Fernandes de Santana and Sergio Darcy da Silva Alves.”

Geraldo Travaglia Filho

Independent Director and President of the Audit Committee

Personnel Committee

The Personnel Committee is responsible for establishing the main guidelines related to personnel. Its duties include establishing guidelines related to talent attraction and retention, recruiting and qualification, and our long term incentive programs.

“The year 2014 was important to complete what we call at Itaú Unibanco the “Meritocracy Cycle”. Now, all of our executives receive feedback and are assessed based not only on their past performance but also with respect to the progression of their careers. This way, it is possible to prepare an Individual Development Plan (IDP), an important instrument that allows both the organization and the Executive Board to set development targets in a clear and organized way, including possible future fields of work. Additionally, the IDP provides Itaú Unibanco with a complete mapping of its group of executives, identifying strengths and any weaknesses.

The attraction, training and development of talented professionals was also one of our major advances in 2014. We can cite, for example, the significant increase in our contracting of trainees from the best universities in Brazil, and highlight the holiday intern program that has been increasingly attracting interest from young people. An important program is the training program to the employees who take the great challenge of managing teams. Here, the focus is to develop them in People Management and Ethics and Labor Legislation. For the leaders that are further along in their careers, a new Executive Education Program has been launched that was exclusively designed for the needs and challenges of Itaú Unibanco.

These and other advances related to our People agenda have allowed us to meet the milestone of 80% employee satisfaction, a growth of 400 basis points as measured by our organizational climate survey called Fale Francamente (Speak Frankly). Our internal culture, called Nosso Jeito de Fazer (Our Way of Making It Happen) was also strengthened in 2014 based on the results of our survey with respect to the adherence to the attitudes we value in the organization, where we reached 82%, an increase of 900 basis points.”

Pedro Moreira Salles

Chairman of the Board of Directors and President of the Personnel Committee

Annual Report 2014	A-46

Related Parties Committee

The Related Parties Committee is responsible for analyzing transactions between related parties in the circumstances specified by our Transactions with Related Parties Policy in order to ensure equality and transparency in such transactions. It is entirely composed of independent members.

Transactions with related parties

Our Policy for Transactions with Related Parties (Related Parties Policy) defines the concept of related party and establishes rules and procedures for transactions among them. It provides that such transactions must be carried out in writing, under market conditions, pursuant to our internal practices (such as the guidelines set forth in our Code of Ethics) and disclosed in our financial statements, according to materiality criteria defined by accounting standards.

Transactions with related parties involving “significant” amounts, as defined in our Related Parties Policy, are subject to additional internal governance. In December 2014, our Related Parties Policy was amended to establish that “Significant Transactions” with relates parties (i.e. transactions or sets of connected transactions that involve, in the period of one year, amounts higher than R$1 million) must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Prior to such approval, “Significant Transactions” of less than R$50 million are submitted to the analysis of our Ethics and Ombudsperson Superintendency. All “Significant Transactions” with related parties are reported to our Board of Directors on a quarterly basis. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/IHF_Politica_Partes_Relacionadas_ING.pdf for further details about our Related Parties Policy.

Instruction CVM No. 480/2009 was also recently amended to require that transactions with related parties that meet the conditions set forth by Schedule 30-XXXIII of such rule be disclosed within 7 (seven) business days of their occurrence, in accordance with the terms defined in such rule.

Additionally, Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them. Please refer to section Our Risk Management, item Regulatory Environment, Loans and Advances to Related Parties for further details.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 35 – Related Parties, for further details about the related parties we do business with and the main terms of those transactions.

“In 2014, the Committee analyzed transactions with related parties that have reached, in a single contract or in successive contracts for the same purpose, an amount equal to or higher than 0.1% of our equity in the period of one (1) year, under the terms of the Policy for Transactions with Related Parties then in force. Additionally, it reported to the Board of Directors on the transactions assessed by the Superintendency of Ethics and Ombudsmanship of the Itaú Unibanco Group. At the end of 2014, we decided to increase the authority of the Committee so that, beginning in 2015, it will analyze all transactions with related parties or groups of correlated transactions having an amount, in the period of one (1) year, that exceeds R$1 million. The reduction in the amount that will require analysis by the Committee and the resulting expansion of the Committee’s duties are aimed at improving the internal governance of the process for the approval of these transactions in order to ensure equality and transparency and assure shareholders, investors and other stakeholders that Itaú Unibanco is in compliance with the best corporate governance practices.”

Gustavo Jorge Laboissière Loyola

Independent Director and member of the Related Parties Committee

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for stimulating and overseeing discussions of matters related to our governance. Its duties include analyzing and issuing opinions on situations of potential conflicts of interest between the directors and companies of the Itaú Unibanco Group, periodically reviewing the criteria for nomination of our independent directors, in accordance with governance principles and applicable regulation, giving methodological and procedural support for the assessment of the board, directors, committees and chief executive officer, and discussing and making recommendations on the succession of the directors and chief executive officer.

Please refer to section Our Governance, item Management Structure, for further information about changes in our Board of Officers.

“The Nomination and Corporate Governance Committee held four meetings in 2014, focusing on a number of matters, including:

•	Assessment of the Executive Committee;
•	Discussion of possible names of people to participate in the Board of Directors; Audit Committee and composition of the many committees;
•	Assessment of the Chairman of the Board of Directors and of the CEO and points to be improved for the upcoming assessments;
•	Review of the Committee charters; and
•	Review of various policies, with special attention to Antitrust, Trading of Marketable Securities issued by us, Disclosure of a Material Act or Fact and Corporate Governance policies.

The necessary restructuring has been discussed and the succession process of the current CEO has been submitted. Also, the age limit for the CEO of the Holding company was changed to 62 years of age and the age limit of 60 years of age remained for the management of the Retail and Wholesale Departments.”

Henri Penchas

Director and member of the Nomination and Corporate Governance Committee

Risk and Capital Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors in performing its responsibilities related to our capital and risk management as well as submitting reports and recommendations on these topics for the approval of the Board of Directors. Its duties include establishing our risk appetite and minimum return expected on our capital, overseeing our risk control and management activities in order to assure their adequacy to the risk levels assumed and the complexity of our operations as well as the compliance with regulatory requirements. It is also responsible for promoting the improvement of our risk culture.

Annual Report 2014	A-47

“In 2014, the Risk and Capital Management Committee continued to perform its duties of supervision of our risk and capital management activities. Accordingly, it continued to monitor the assessment of the sufficiency and adequacy of our capital levels, in normal and stressed conditions, as well as our consolidated exposures. This year, the Committee reviewed limits established by the risk appetite were reviewed and the discussions on the structure of market risk controls were strengthened.”

Pedro Luiz Bodin de Moraes

Independent Director and President of the Risk and Capital Management
Committee

Strategy Committee

The Strategy Committee is responsible for leading discussions of critical strategic matters to us. Its duties include: proposing budgetary guidelines for the Board of Directors, issuing opinions and recommendations on the strategic guidelines and investment opportunities in order to support the decisions of the Board of Directors.

“In 2014, the Strategy Committee continued to implement the strategies determined in its plan for 2020, in addition to aligning the budget and targets for 2015 with such plan.

Accordingly, it is worth noting the divestiture of our large risk insurance operation, as part of the strategy of focusing Itaú Unibanco’s operation on the sale of mass-market insurance products related to retail banking. The merger of our banking operations in Chile and Colombia with CorpBanca continued to evolve and is expected to be completed in mid 2015. Special attention has also been paid to the new investments in digital operations, including with respect to the infrastructure and architecture of the systems or to new products.”

Nildemar Secches

Independent Director and member of the Strategy Committee

Compensation Committee

The Compensation Committee is responsible for leading discussions of matters related to our management compensation. Its duties include developing the Compensation Policy for our management members, proposing to our Board of Directors different methods of fixed and variable compensation, in addition to benefits and special recruiting and termination programs, discussing, analyzing and overseeing the implementation and operation of our existing compensation models, discussing the general principles for the compensation of our employees and recommending its improvement to the Board of Directors.

“In 2014, the Compensation Committee made efforts to assess the impact of legislation on share-based payments, Law No. 12,973. Based on guidance in this Law and regulatory, tax and risk management studies, the Committee approved some changes in the long-term incentive models that will be submitted for approval at the Annual General Shareholders’ Meeting.

In addition to the study on the impact of Law No. 12,973, the Compensation Committee continued its activities with respect to the analysis of the incentives arising from the variable compensation models of Itaú Unibanco Holding, with a focus on maintaining the total amounts paid in line with the organization’s risk appetite.”

Israel Vainboim

Independent Director and member of the Compensation Committee

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

Fiscal Council

The Fiscal Council is an independent body composed of three to five members, and the same number of alternates, elected annually by our shareholders to supervise the activities of our management, to examine our financial statements for the year ended and to issue an opinion on such financial statements, among other duties established by the Brazilian law. The fiscal council must operate independently from management, our external auditors and the audit committee.

Although its permanent existence is not legally mandatory, we have had a Fiscal Council established and functioning uninterruptedly since 2000.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ Rules_Fiscal_Council.pdf, for each committee rules.

Board of Officers

Our Board of Officers is elected annually by the Board of Directors and its role is to implement the guidelines proposed by our Board of Directors. The officers manage our daily business activities, ensuring the best allocation and management of our funds to accomplish our established goals. The structure of our Board of Officers is duly comprised, taking into account the segmentation of our business.

Pursuant to Brazilian law, the election of each member of our Board of Officers must be approved by the Central Bank. Also under Brazilian law, an acting officer retains his or her position until he or she is reelected or a successor takes office. Our officers are subject to internal and periodic assessment, in which performance criteria such as client satisfaction, personnel and financial management are considered.

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

Annual Report 2014	A-48

The committee is responsible for managing our Policy of Material Information Disclosure and our Policy on Trading of Securities. We were among the first publicly held companies in Brazil to have such a committee.

The duties of the Disclosure and Trading Committee include carrying out internal actions intended to improve the information flow, foster the ethical conduct of our management members and our employees in order to ensure transparency, quality, equality and security in the information provided to our shareholders, investors and other agents of the capital market.

Our Directors and Executive Officers

Four of our directors, Alfredo Egydio Arruda Villela Filho, Ricardo Villela Marino, Alfredo Egydio Setubal and Roberto Egydio Setubal, are members of the Egydio de Souza Aranha family and one of our directors, Pedro Moreira Salles, is a member of the Moreira Salles family.

At the beginning of 2014, we announced the following changes to our audit committee:

•	Sérgio Darcy da Silva Alves, Diego Fresco Gutierrez (as the audit committee independent financial expert), and Maria Helena dos Santos Fernandes de Santana were elected to the Audit Committee (on February 27, March 20 and April 24, respectively). On April 24, 2014, the appointments of Guy Almeida Andrade and Gustavo Jorge Laboissiere Loyola were not renewed.

On April 24, 2014, we announced the following changes to our senior management:

•	Wagner Bettini Sanches was elected to the Board of Executive Officers and has since July 31, 2014 been the Officer responsible for Credit Risk Management; and
•	Marcelo Kopel was elected to the Board of Executive Officers and was also appointed as member of the Disclosure and Trading Committee.

Ana Tereza de Lima e Silva Prandini resigned from her position on the Board of Executive Officers while Robert George Stribling, responsible for Liquidity Risk Management, and Rogério Calderón Peres were not reelected.

On May 29, 2014, Matias Granata was elected to the Board of Executive Officers and is the Officer responsible for Liquidity Risk and Market Risk Management.

On February 2, 2015, Adriano Cabral Volpini and Cláudio José Coutinho Arromatte were elected to the Board of Executive Officers. Since February 11, 2015, Adriano Cabral Volpini is the Officer responsible for Prevention and Combat of Money Laundering and Cláudio José Coutinho Arromatte is the Officer responsible for Operational Risk Control, Supply of Information, Internal Procedures and Controls with respect to the Trading of Securities in Regulated Markets and Compliance with the Socioenvironmental Responsibility Policy.

On February 21, 2015, we announced a new structure of Itaú Unibanco Holding. Please refer to section Our profile, item 2014 highlights, Recent Developments for further information.

Annual Report 2014	A-49

MEMBERS’ NAME AGE, POSITION			MEMBER SINCE	AUDIT COMMITTEE	PERSONNEL COMMITTEE	RELATED PARTIES COMMITTEE	NOMINATION AND CORPORATE GOVERNANCE COMMITTEE	RISK AND CAPITAL MANAGEMENT COMMITTEE	STRATEGY COMMITTEE	COMPENSATION COMMITTEE(1)	INTERNATIONAL ADVISORY COUNCIL(2)
	Pedro Moreira Salles (55), Chairman		08/2009		P		P		P	P	M
	Alfredo Egydio Arruda Villela Filho (45), Vice Chairman		03/2003				M			M
	Roberto Egydio Setubal (60), Vice Chairman		03/2003		M			M	M		M
	Alfredo Egydio Setubal (56), Member		06/2007				M
	Candido Botelho Bracher (56), Member		06/2009		M			M
Board of	Demosthenes Madureira de Pinho Neto (54), Member		05/2012				M	M
Directors(3)	Gustavo Jorge Laboissière Loyola (62), Independent Member	I	06/2006			M		M
(12 members)	Henri Penchas (68), Member		03/2003				M		M	M
	Israel Vainboim (70), Independent Member	I	02/2009				M		M	M
	Nildemar Secches (66), Independent Member	I	05/2012		M	P			M
	Pedro Luiz Bodin de Moraes (58), Independent Member	I	06/2009			M		P		M
	Ricardo Villela Marino (40), Member		06/2008		M				M		M
	Roberto Egydio Setubal (60), Chief Executive Officer	■	12/1995
	Alfredo Egydio Setubal (56), Executive Vice President and Investor Relations Officer	■	03/2003
	Candido Botelho Bracher (56), Executive Vice President	■	08/2005
	Caio Ibrahim David (46), Chief Financial Officer and Executive Officer		06/2010
	Claudia Politanski (44), Executive Officer		11/2008
	Eduardo Mazzilli de Vassimon (56), Executive Officer		03/2013
Board of Officers	Ricardo Baldin (60), Executive Officer		07/2009
(14 members)	Alexsandro Broedel Lopes (40), Officer		08/2012
	Eduardo Hiroyuki Miyaki (42), Officer		08/2011
	Emerson Macedo Bortoloto (37), Officer		11/2011
	Marcelo Kopel (50), Officer		06/2014
	Matias Granata (40), Officer		07/2014
	Rodrigo Luis Rosa Couto (39), Officer		01/2012
	Wagner Bettini Sanches (43), Officer		06/2014
	Alkimar Ribeiro Moura (73), Independent Member	I	06/2010	M
Audit	Diego Fresco Gutierrez (44), Independent Member	I	04/2014	M
Committee(3)	Geraldo Travaglia Filho (63), Independent Member	I	03/2013	P
(6 members)	Luiz Alberto Fiore (63), Independent Member	I	03/2012	M
	Maria Helena dos Santos Fernandes de Santana (55), Independent Member	I	06/2014	M
	Sergio Darcy da Silva Alves (69), Independent Member	I	04/2014	M
Fiscal Council(3)	Alberto Sozin Furuguem (71), Independent Member	I	07/2006
(3 members)	Iran Siqueira Lima (70), Independent Member	I	03/2003
	Luiz Alberto de Castro Falleiros (57), Independent Member	I	04/2012

(1)	Includes individuals that are not members of our Board of Directors: José Castro Araújo Rudge.
(2)	Includes individuals that are not members of our Board of Directors or employees of the Itaú Unibanco Group: Alessandro Profumo, André Lara Rezende, Andres Velasco, Angel Corcóstegui, Carlos Ghosn, Pedro Sampaio Malan, Vikram Pandit and Woods Staton.
(3)	Independence criteria for the members of the Board of Directors, Audit Committee and Fiscal Council are diverse, under our policies and applicable regulations in force.

P President	M Member	I Independent Member	■ also Member of the Board of Directors

Annual Report 2014	A-50

Board of Directors

Pedro Moreira Salles (Chairman) has held several positions within the Itaú Unibanco Group including Vice Chairman of the Board of Directors (February 2010 to April 2012) of Banco Itaú BBA S.A.; Vice Chairman of the Board of Directors (March 2008 to November 2008) and CEO of Unibanco Holdings S.A. (March 2007 to November 2008); Vice Chairman of the Board of Directors and CEO at Unibanco – União de Bancos Brasileiros S.A. (September 2004 to November 2008) and Chairman of the Board of Directors of Unibanco Seguros S.A. (December 1995 to February 2009).

He has also been a Member of the Board of Directors of Totvs S.A. since March 2010, Chairman of the Board of Directors of Companhia E. Johnston de Participações since 2008, and Member of the Board of Directors of IUPAR since November 2008, having been Chairman (November 2008 to April 2012).

He also served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (November 2009 to March 2012) and as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to February 2009).

He has a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University both in the United States.

Alfredo Egydio Arruda Villela Filho (Vice Chairman) has been a Vice Chairman of the Board of Directors since March 2003. He has also served a Member of the Board of Directors since April 1997; being Vice Chairman since January 2010; and having been Chairman (April 2009 to January 2010) and Vice Chairman (April 1997 to April 2009) of Itautec S.A.; Member of the Board of Directors (April 2004 to April 2010), being the Board’s Chairman (April 2009 to November 2009) and Vice Chairman (April 2004 to April 2009 and November 2009 to April 2010) of Elekeiroz S.A.; Member of the Board of Directors since 1996, being the Board’s Vice Chairman since 2008 of Duratex S.A.; Member of the Board of Directors since August 1995, serving as Vice Chairman since May 2011 and CEO since September 2009 of Itaúsa.

He has also been a member of the Itaú Unibanco Group serving as Vice Chairman of the Board of Directors of Itaú Unibanco S.A. (August 2002 to March 2003).

He has a Bachelor’s degree in Mechanical Engineering from Mauá Engineering School of the Mauá Technology Institute (IMT) and Postgraduate degree in Business Administration from the Getulio Vargas Foundation (Fundação Getulio Vargas, or FGV) both in Brazil.

Roberto Egydio Setubal (Vice Chairman) has held several positions within the Itaú Unibanco Group including Chief Executive Officer since November 1995 at Itaú Unibanco Holding S.A.; Chairman of the Board of Directors of Banco Itaú BBA S.A. since November 2004; President and CEO since April 1994, General Manager (July 1990 to April 1994) and Member of the Board of Directors (May 1991 to March 2003) of Itaú Unibanco S.A.

He has also served as Executive Vice President of Itaúsa since May 1994; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; Member of the International Advisory Committee of the NYSE since April 2000; Member of the China Development Forum since 2010; President of the National Federation of Banks (FENABAN) and of the Brazilian Federation of Banks (FEBRABAN) (April 1997 to March 2001); President of the Advisory Board of the FEBRABAN since October 2008; Co-Chair do WEF 2015 (World Economic Forum) since 2015.

He has a Bachelor’s degree in Production Engineering from the Polytechnic School of the University of São Paulo (Universidade de São Paulo, or USP) in Brazil and a Master’s degree in Science Engineering from Stanford University in the United States.

Alfredo Egydio Setubal (Member) has held several positions within the Itaú Unibanco Group including Executive Vice President since April 1996; Executive Officer (May 1993 to June 1996), Managing Officer (between 1988 and 1993) and Investor Relations Officer (1995 to 2003) of Itaú Unibanco S.A.

He has also served as Vice Chairman of the Board of Directors of Itaúsa since September 2008; Advisory Board Member of the Securities Dealers’ Association (ADEVAL) since 1993; Financial Officer for the São Paulo Museum of Modern Art (MAM) since 1992 and of ABRASCA since 1999.

He was Chairman of the Higher Committee for Guidance, Nomination and Ethics since 2009 and Member of the Board of Directors (1999 to 2009) of the IBRI. He was a Vice President (1994 to August 2003) and President (August 2003 to August 2008), of the National Association of Investment Banks (ANBID) (now Brazilian Financial and Capital Markets Association – ANBIMA).

He has a Bachelor’s and Postgraduate degrees in Business Administration from FGV in Brazil with specialization course at INSEAD in France.

Candido Botelho Bracher (Member) has been a Vice Chairman of the Board of Directors since March 2013 and CEO of Banco Itaú BBA S.A. since August 2005.

He has been a Member of the Board of Directors of the São Paulo Stock Exchange – BM&FBovespa S.A. (April 2009 to June 2014); Alternate Member of the Board of Directors (September 1999 to June 2005) and Member of the Board of Directors (June 2005 to March 2013) of Pão de Açúcar – Cia. Brasileira de Distribuição. He was Executive Vice President of Banco Itaú BBA S.A. (February 2003 to August 2005) where he was responsible for the Commercial, Capital Markets and Human Resources Policies units. He served as an Officer at Banco Itaú BBA Creditanstalt S.A. (1988 to 2003).

He has a Bachelor’s degree Business Administration from FGV in Brazil.

Demosthenes Madureira de Pinho Neto (Member) served as Executive Officer of Itaú Unibanco S.A. (November 2008 to January 2012).

He was an Executive Vice President at Banco Itaú BBA S.A. (November 2008 to April 2009); Executive Vice President at Unibanco (December 2004 to April 2009); Executive Officer at

Annual Report 2014	A-51

Unibanco Asset Management (August 2002 to July 2005). He was Vice President of the National Association of Investment Banks (ANBID) (2000 to 2003); Chief Executive Officer at Dresdner Asset Management (November 1999 to 2002); Director of Foreign Affairs at the Central Bank (1997 to March 1999) and General Monetary and Financial Policy Coordinator for the Ministry of Finance (1993).

He has a Bachelor’s and Master’s degrees in Economics from the Pontifical Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro, or PUC-Rio) in Brazil and a Ph.D. in Economics from the University of California in the United States.

Gustavo Jorge Laboissière Loyola (Independent Member) was Chairman of the Fiscal Council (March 2003 to April 2006) and Chairman of the Audit Committee (September 2008 to April 2014) at Itaú Unibanco Holding S.A. He has been a Partner at Tendências Consultoria Integrada S/S Ltda. since November 2002 and Tendências Conhecimento Assessoria Econômica Ltda. since July 2003. He has also been a Managing Partner at Gustavo Loyola Consultoria S/C since February 1998. He served as governor of the Central Bank (November 1992 to March 1993 and June 1995 to August 1997) and as deputy governor for Financial System Regulations and Organization of the National Financial System at the Central Bank (March 1990 to November 1992).

He has a Bachelor’s degree in Economics from the University of Brasília (Universidade de Brasília, or UnB) and a Ph.D. in Economics from FGV, both in Brazil.

Henri Penchas (Member) has been, at the Itaú Unibanco Group as a Member of the Board of Directors of since September 1998 and Vice Chairman (July 2003 to April 2009) of Banco Itaú BBA S.A.; Member of the Board of Directors (April 1997 to March 2003), Senior Vice President (April 1997 to April 2008), Executive Vice President (May 1993 to April 1997), Executive Director (1988 to 1993) of Itaú Unibanco S.A.

He has also been the Executive Vice President since April 2009 and Investor Relations Officer since 1995. He was an Executive Officer of Itaúsa (December 1984 to April 2008). He has served as a Member of the Board of Directors and Member of the Audit and Risk Management Committee of Duratex S.A. since April 2013 and as a Member of the Board of Directors of Elekeiroz S.A. since April 2013. He has been a Member of the Board of Directors and Member of the Disclosure Committee since April 2013 and CEO (April 2013 to April 2014) of Itautec S.A. – Itautec Group.

He has a Bachelor’s degree in Mechanical Engineering from Mackenzie University and Postgraduate degree in finance from FGV, both in Brazil.

Israel Vainboim (Independent Member) was a Member of the Board of Directors of Unibanco (1988 to 2008) and CEO of Unibanco Holdings S.A. (1994 to 2007), having acted as Chairman of the Board of Directors (2007 to 2009). He served as CEO (1988 to August 1992), Managing Vice President (1978 to 1988) of Unibanco and was responsible for the back office of the Unibanco Group (1973 to 1977).

He has a Bachelor’s degree in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro, or UFRJ) in Brazil and a M.B.A. from Stanford University in the United States.

Nildemar Secches (Independent Member) has been a Vice Chairman of the Board of Directors of WEG S.A. (1998 to 2011) and Board of Directors since 2011; Vice Chairman of the Board of Directors of Iochpe-Maxion since 2004; Member of the Board of Directors of Suzano Papel e Celulose since May 2008 and of Ultrapar S.A. since April 2002.

He was the CEO of Perdigão S.A. (January 1995 to October 2008); General Corporate Officer of the Iochpe-Maxion Group (1990 to 1994). He served as a Director of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) (1987 to 1990) and Chairman of the Board of Directors of Brasil Foods – BRF S.A. (April 2007 to 2013). He served as President of the Association of Chicken Producers and Exporters (2001 to 2003).

He has a Bachelor’s degree in Mechanical Engineering from USP, in São Carlos, a Ph.D. in Economics from University of Campinas (Universidade Estadual de Campinas, or UNICAMP) and a Postgraduate degree in Finance from PUC-Rio, in Brazil.

Pedro Luiz Bodin de Moraes (Independent Member) served as a Member of the Board of Directors at Unibanco (July 2003 to December 2008). He was an Officer and Partner at Banco Icatu S.A. (1993 to 2002). He has been a Partner since 2003 and Officer (2002 to 2003) at Icatu Holding S.A. He served as Monetary Policy Director of the Central Bank (1991 to 1992) and Director of the Banco Nacional de Desenvolvimento Econômico e Social, or BNDES (1990 to 1991).

He has a Bachelor’s and Master’s degrees in Economics from PUC-Rio in Brazil and Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT) in the United States.

Ricardo Villela Marino (Member) has served Itaú Unibanco Group as an Executive Vice President of Itaú Unibanco S.A. since August 2010. He served as Executive Officer (September 2006 to August 2010), Senior Managing Director (August 2005 to September 2006), Managing Director (December 2004 to August 2005) at Itaú Unibanco S.A. He has served as an Alternate Member of the Board of Directors of Itaúsa since April 2011. He has served as an Alternate Member of the Board of Directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) (2008 to 2010).

He has a Bachelor’s degree in Mechanical Engineering from the Polytechnic School of USP in Brazil and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge in the United States.

Board of Officers

Caio Ibrahim David (Chief Financial Officer and Executive Officer) has been an Executive Vice President of Itaú Unibanco S.A. since August 2010.

He joined Itaú Unibanco S.A. in 1987 as a trainee, having worked in the controller’s and market and liquidity risk control departments. He worked as an associate at Bankers Trust in New York in the

Annual Report 2014	A-52

Global Risk Management unit in 1998. He has served as a Member of the Board of Directors of Investimentos Bemge S.A. since April 2012 and as a Member of the Board of Directors of Dibens Leasing S.A. – Arrendamento Mercantil since July 2010. He also served as Executive Officer of Itauseg Participações S.A. (a BM&FBovespa-listed company until November 2012) (April 2010 to April 2013). He served as Vice Chairman of the Board of Directors of Redecard S.A. (June 2010 to December 2012).

He has a Bachelor’s degree in Engineering from Mackenzie University (1990), a Postgraduate degree in Economics and Finance (1993) from USP, Master’s degree in Controllership from USP (1997) in Brazil, and an M.B.A. from the New York University (1999) with specialization in finance, accounting and international business in the United States.

Claudia Politanski (Executive Officer) has been an Executive Vice President of Itaú Unibanco S.A. since July 2013. She is currently responsible for our ombudsman and our legal division and serves as general legal counsel.

She joined Unibanco in 1991 and became an Executive Officer (August 2007 to July 2014), Officer (February 2006 to August 2007) and a Deputy Director (July 2003 to February 2006). She was also an Executive Officer of Itaú Unibanco S.A. (February 2010 to March 2013).

She has a Bachelor’s degree in Law from USP and an M.B.A. from Dom Cabral Foundation, in Minas Gerais, both in Brazil. She also has a Master of Laws (L.L.M.) from the University of Virginia in the United States.

Eduardo Mazzilli de Vassimon (Executive Officer) has held several positions within the Itaú Unibanco Group including Managing Vice President of Itaú Unibanco S.A. since March 2013 and Member of the Board of Directors of Banco Itaú BBA S.A. since November 2004.

He also served as Managing Vice President of Banco Itaú BBA S.A. (November 2004 to December 2008), and was responsible for the international, financial institutions, products, client desk and treasury departments. He has served as General Manager of Itaú Unibanco S.A. (1980 to 1990). He served as Vice Chairman of the Board of Directors at Investimentos Bemge S.A. since February 2013. He worked as Deputy Foreign Exchange Director (1990 to 1991) and as International Unit Director (1992 to 2003) of Banco BBA-Creditanstalt S.A.

He has a Bachelor’s degrees in Economics from the School of Economics of USP (1980) and in Business Administration from FGV (1980). Master’s degrees from the São Paulo Business Administration School of FGV (1982) and from École dês Hautes Études Commerciales (1982) in France.

Ricardo Baldin (Executive Officer) served the Itaú Unibanco Group as an Executive Officer at Itaú Unibanco S.A. (February 2010 to April 2011).

He has been a Member of the Audit Committee of Porto Seguro S.A. since October 2011. In 1977, he was hired as a trainee by PricewaterhouseCoopers where he was a partner for 18 years. As an independent auditor, he was the partner responsible for financial institutions. He was also the partner responsible for the financial institutions group of PricewaterhouseCoopers in South America, where he was responsible for the coordination of many projects in the region, including the assessment of the Ecuadorian financial system. He was the Director of the National Association of Financial, Business Administration and Accounting Executives (ANEFAC) and he was also responsible for the financial institutions group of the Institute of Independent Auditors of Brazil (IBRACON).

He has a Bachelor’s degree in Accounting from Vale do Rio dos Sinos University, São Leopoldo, State of Rio Grande do Sul (1978) and continued education certificates in management and finance from the Dom Cabral Foundation and FGV.

Alexsandro Broedel Lopes (Officer) has served the Itaú Unibanco Group as Officer at Itaú Unibanco S.A. since May 2012.

He has been an Officer at Investimentos Bemge S.A. since June 2012 and an Officer at Dibens Leasing S.A. – Arrendamento Mercantil since August 2012. He has been a Full Professor of Accounting and Finance at USP since 2002, teaching in undergraduate, master’s and Postgraduate level courses in the finance and accounting fields. He served as a Commissioner at the CVM (2010 to 2012). He is a member of the Standards Advisory Council and of the IFRS Foundation Education Advisory Group.

He has a Ph.D. in Accounting and Finance from the Manchester Business School (2008) in the United Kingdom, a Postgraduate degree in Controllership and Accounting from USP (2001), a Bachelor’s degree in Accounting from USP (1997), and a Bachelor’s degree in Law from USP (2012). He was also awarded the Prêmio Unibanco de Desempenho Universitário (Unibanco Award for University Performance) and the Prêmio Prof. Ari Toríbio de Melhor Trabalho de Conclusão de Curso (Prof. Ari Toríbio Award for the Best Course Final Paper).

Eduardo Hiroyuki Miyaki (Officer) served the Itaú Unibanco Group as an Officer at Itaú Unibanco S.A. (August 2010 to August 2011).

He was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. (1996 to 2003). He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units (2003 to 2004). He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units (2005 to 2010).

He has a Bachelor’s degree in Civil Engineering from USP and a Postgraduate degree in sanitation from Gunma University, in Japan. He also has a Postgraduate degree in Business Administration from FGV. He has an M.B.A. degree in Finance and Foreign Affairs from New York University, Leonard Stern School of Business in the United States.

Emerson Macedo Bortoloto (Officer) joined the Itaú Unibanco S.A. in July 2003, holding positions in the Internal Audit Department. Since November 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to auditing projects and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting. He also worked at Ernst & Young Auditores Independentes (May 2001 to June 2003).

Annual Report 2014	A-53

He worked at Banco Bandeirantes S.A. (1992 to 2001) and was responsible for performing IT and operational process audits.

He has a Bachelor’s degree in Data Processing Technology from Tibiriça Integrated Schools and Postgraduate degree in Audit and Consultancy in Information Security from Associated Schools of São Paulo (FASP). In 2004, he obtained the CISA certification issued by ISACA. He has an M.B.A. degree in Internal Audit from the Institute for Accounting, Actuarial and Financial Research Foundation (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, or FIPECAFI).

Marcelo Kopel (Officer) was an Executive Officer at Redecard S.A. (May 2010 to July 2014) and Officer at Itaú Unibanco S.A. since July 2014. He also worked as an Officer at Banco Credicard S.A. (November 2004 to February 2010), Financial Officer at Banco Citibank S.A. (2006 to 2010) and ING Bank in Brazil (1992 to 1998) and for Latin America (1998 to 2002). At Bank of America he worked as a Financial Officer accumulating the position of Operations Officer (2002 to 2003).

He has a degree in Business Administration from Fundação Armando Alvares Penteado (FAAP) in Brazil.

Matias Granata (Officer) has held several positions within the Itaú Unibanco Group including as an Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; and Senior Manager for Operational Risk from March 2009 to October 2010.

He also served as a Senior Treasury Trader – Proprietary Desk São Paulo (August 2007 to March 2009); Senior Treasury Trader – Proprietary Desk London (August 2004 to August 2007), Treasury Trader – Proprietary Desk, São Paulo (April 2003 to August 2004); Senior Economic Research Economist (May 2002 to April 2003).

He has a Master of Arts – International Economic Policy from the University Of Warwick, UK. British Chevening Scholarship (2000-2001); a Master’s degree in Economics from the Universidad Torcuato Di Tella (UTDT), Argentina (1998-2000) and completed a Degree Course in Economics from the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Rodrigo Luís Rosa Couto (Officer) has held several positions within the Itaú Unibanco Group including as an Officer since January 2012 and Head of Corporate Risks (February 2008 to December 2011) at Itaú Unibanco Holding S.A. and Officer since December 2011 at Itaú Unibanco S.A.

He has worked as an Inspector of the Direct Supervision Department – DESUP at Central Bank (1988 to 2003), Financial Stability Institute of the BIS where he carried out an internship during which he participated in the preparation and lectured in a preparation course for bank supervisors of regulatory authorities worldwide (April to June 2003) and McKinsey & Company Associate at Consultant Member of the Risk Management Practice and Specialized in Risk and Finance subjects (September 2005 to February 2008).

He has a Bachelor’s degree in Administration, with an emphasis on Finance, from Universidade Federal do Rio Grande do Sul (UFRS) (1997) in Brazil and an M.B.A. with honors from The Wharton School, University of Pennsylvania (2005) in the United States.

Wagner Bettini Sanches (Officer) has been an Officer of the Itaú Unibanco Group as an Officer since June 2014 at Itaú Unibanco Holding S.A. and Officer since October 2011 at Itaú Unibanco S.A. and Officer since November 2012 at Banco Itaú BMG Consignado S.A.

He previously held a number of positions within the Itaú Unibanco Group, including Company Market Consultancy Analyst (1996 to 1999); Coordinator of the Company Market Consultancy (1999 to 2000); Manager of the Company Market Consultancy (2000 to 2001); Manager of the Corporate Credit – Company Market (2003 to 2007); Senior Manager of the Commercial Corporate Real Estate, in charge of the commercial relationship with real estate developers throughout the country (2007 and 2008); Senior Manager of Credit and Collection of Real Estate Lending Operations, in charge of the lending desk to individuals, credit analysis of companies, planning, monitoring of projects, management of collection and operational and litigation collections as from 2009 of Itaú Unibanco S.A.

He has a Bachelor’s degree in Production Engineering from Polytechnic School of USP in Brazil; a Post-graduade degree from the University of Michigan; an M.B.A. with high distinction, with an emphasis on Finance and Strategy from the Ross School Business in the United States (2003).

Audit Committee

Alkimar Ribeiro Moura (Independent Member) was an Independent Member of the Supervision Board of the São Paulo Stock Exchange, BM&FBovespa S.A. (October 2007 to September 2010); a Member of the Board of Directors of Banco Nossa Caixa S.A. (May 2006 to February 2007); Vice-President of Finance and Capital Markets of Banco do Brasil S.A. (April 2001 to January 2003). He was as a Member of the Board of Directors of Cia. Brasil de Seguros (May 2001 to February 2003) and of Banco Bandeirantes S.A. (May 1999 to December 2000). He was Deputy Governor for Monetary Policy (February 1994 to February 1996) and for Financial System Regulations and Organization of the National Financial System (February 1996 to September 1997), both at the Central Bank of Brazil. He is a retired Professor of Economics at the São Paulo Business Administration School of FGV (EAESP/FGV).

He has a Bachelor’s degree in Economics from the Federal University of Minas Gerais in Brazil, a Master of Arts degree from the University of California and a Ph.D. in Applied Economics from Stanford University, both in the United States.

Diego Fresco Gutierrez (Independent Member) has served as an independent consultant on complex issues of financial reporting, particularly to companies with double listing (in Brazil and in the U.S.A.) since June 2013. He served as Partner at PwC – São Paulo (2000 to June 2013) in the Capital Markets and Accounting Advisory Services area and before had several positions at PwC in Uruguay and the United States.

He has a Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994; has been a Certified Public Accountant - “CPA” registered in the State of Virginia (United States) since 2002 (Registration 27.245) and is a Member of the Commission of Governance in Financial Institutions of the Brazilian Institute of Corporate Governance since 2013.

Annual Report 2014	A-54

Geraldo Travaglia Filho (Independent Member) served as an Executive Officer of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. (November 2008 to April 2009) and Executive Officer at Banco Itaú BBA S.A. (November 2008 to January 2010) and as Financial Executive Officer of Redecard S.A. (May 2009 to April 2010). He served as Vice President at Unibanco (September 2004 to April 2009).

He has a Bachelor’s degree in Business Administration from USP in Brazil and a specialization in Bank Management from the Wharton School of the University of Pennsylvania in the United States.

Luiz Alberto Fiore (Independent Member) was an Independent Auditor of PwC (1971 to 1973). He joined Deloitte Touche Tohmatsu, where was a Partner in the External Audit and Corporate Finance departments (1973 to 2010). He was also a Member of the Board of Officers and Board of Directors of Deloitte Brazil (1987 to 2008) and a Member of the International Board of Deloitte Corporate Finance (1998 to 2005).

He has a Bachelor’s degree in Business Administration from the Pontifical Catholic University of São Paulo (ESAN-PUC-SP) and a Bachelor’s degree in Accounting from Mackenzie University, both in Brazil.

Maria Helena dos Santos Fernandes de Santana (Independent Member) served as a Member of the Board of Directors since April 2013 and Chairman since April 2014 of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A.; Member of the Board of Directors at CPFL Energia S.A. since April 2013; Member of the Board of Directors and Coordinator of the Audit Committee at Totvs S.A. since April 2013; Member of the Board of Trustees of the IFRS Foundation since January 2014. She was Chairperson (July 2007 to July 2012) and Commissioner (July 2006 to July 2007) at CVM; Vice President (2004 to 2006) and Member of the Board of Directors since 2001 at Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa, or IBGC); Chairperson of the Executive Committee (2010 to 2012) at International Organization of Securities Commissions, or IOSCO. Worked for BOVESPA – São Paulo Stock Exchange (now BM&FBovespa S.A.) for 12 years, acting as Head of Listings and Issuer Relations from 2000 to June 2006. Was involved, since the beginning, with the creation of the Novo Mercado and the Corporate Governance Listing Tiers, having been in charge of their implementation.

She has a Bachelor’s degree in Economics from the School of Economics, Business and Accounting at the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo, or FEAUSP) in Brazil.

Sergio Darcy da Silva Alves (Independent Member) served as a Member of the Audit Committee of Banco Santander S.A. (October 2006 to March 2013) and Member of the Regulatory Committees as Coordinator and Auditor of São Paulo Stock Exchange – BM&FBovespa S.A. since January 2007. He has held several positions: Director of the National Financial System Regulation and Organization (September 1997 to April 2006); Head of the National Financial System Regulation and Organization Department (April 1991 to August 1997); Deputy Head of the National Financial System Regulation and Organization (March 1985 to March 1991); Coordinator of the Capital Markets Department in the Division of Financial Institutions Authorization up to 1985.

He has a Bachelor’s degree in Economics from Faculdade de Economia e Administração of UFRJ (1968) and an Advance Course on Accounting Sciences from the Associação de Ensino Unificado de Brasília (AEUDF) (1975 to 1978) both in Brazil.

Fiscal Council

Alberto Sozin Furuguem (Independent Member) previously held several positions at the Central Bank, including Economist and Head of the Economic Department (1981 to 1983), Officer (1985), Regional Delegate in São Paulo (1991 to 1992) and Clerk (1963 to 1966). He also worked at the Ministry of Finance as Minister Mário Henrique Simonsen’s Assistant (March 1974 to March 1975) and at the Government of the State of Rio de Janeiro as a Development Bank Officer (1975 to 1979).

He graduated with an undergraduate degree in Economics and with a Postgraduate Degree from FGV, both in Brazil (January 1967 to December 1968).

Iran Siqueira Lima (Independent Member) held several positions at the Central Bank holding various positions (1967 to 1993), including: Deputy Head of the Capital Markets Inspection Department (1976 to 1979), Head of the Capital Markets Department (1979 to 1984), Officer of the Capital Markets Department (1984), Officer of the Inspection Department (1985) and Regional Delegate in São Paulo, State of São Paulo (1991 and 1993). In 1986, he took a leave of absence from the Central Bank and served as Officer of the Capital Markets Department at Banco da Cidade S.A. In that same period (1986 to 1988), he founded a consulting firm in the capital markets field, where he held the position of Managing Partner from 1987 to June 1988. At Brazilian Federal Government worked as Secretary of Budget and Control of Government Companies (SEST) (July 1988 to March 1990). He was Economic and Finance Officer of Telebrás – Telecomunicações Brasileiras S.A. (May 1991 to December 1992) and was a Member of the Board of Directors of the BNDES, of Telesp – Telecomunicações de São Paulo and of Telebrás – Telecomunicações Brasileiras S.A. Since 1972, he has been teaching courses related to Accounting and Finance in the following Universities: Association of Unified Education of the Federal District (AEUDF), UnB, USP, and the M.B.A. courses of FIPECAFI.

He has a Bachelor’s degree in Economics from the University of the State of Rio de Janeiro (UERJ) (1969) and a Bachelor’s degree in Accounting from the Association of Unified Education of the Federal District (AEUDF) (1973). He has a Postgraduate degree in Economics Engineering and Industrial Administration from Candido Mendes University (1971) and Master’s and Postgraduate degrees in Accounting and Controllership from USP (1976 and 1998, respectively).

Luiz Alberto de Castro Falleiros (Independent Member) has been a Member of the Board of Directors at Tiradentes University since April 2009, an Alternate Member of the Fiscal Council at AES Tietê and Tupy S.A. since April 2010. He was a Member of the Fiscal Council at Banco Indusval (April 2010 to April 2012). Additionally, he was General Manager at Banco Alfa de Investimento S.A. (July 1998 to December 2000), Superintendent of Market Relations at SABESP – Companhia de Saneamento Básico do Estado de São Paulo (January 1997 to June 1998), Deputy Director Investment (January 1992 to December 1996) and Underwriting Officer (January 1991 to January 1992) at Banco ABC – Roma S.A.

Annual Report 2014	A-55

He has a Bachelor’s degree in Economics from UNICAMP, in Campinas (1978) and an M.B.A. in Finance from the Schools of Campinas (Faculdades de Campinas, or FACAMP) (2004), both in Brazil.

Directors’ and Senior Management’s Compensation

Our Compensation Policy is in accordance with guidelines provided under applicable Brazilian regulation and is built upon our principles and practices and is intended to better align the interests of our shareholders and our management. Regarding variable compensation, the purpose of our Compensation Policy is to attract, retain and reward management achievements; and also intends to stimulate the adoption of prudent levels of risk exposure in the short, medium and long term.

Accordingly, our Compensation Policy sets forth that of the total aggregate variable compensation paid, at least 50% must be paid in shares or share based instruments, and at least 50% must be deferred for future payment in a minimum period of three years. Deferred and unpaid portions may be proportionally retained due to a significant reduction of realized recurring net income or negative result for the current period (claw back).

Our governance structure for the establishment of compensation sets forth clear and transparent processes, and is overseen by the Compensation Committee. Among others, its responsibilities comprise the formulation of our Compensation Policy, which must be submitted to the annual approval of the Board of Directors. Additionally, our Compensation Committee acts as an important intermediate with the Central Bank, increasing the accuracy and transparency of information provided to this regulatory body. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/ CompensationCommittee.pdf for further information.

The maximum amount to be paid to management is proposed by the Board of Directors and approved at our Annual General Shareholders’ Meeting. For 2014, the amount approved was R$145 million.

Additionally, we have established a profit sharing plan pursuant to which each beneficiary is assigned annually a base amount for computation of payments. The final amount of the payment to an individual is based on the consolidated results of the Itaú Unibanco Group, the results of the business unit to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by several indexes that represent the mentioned Key Performance Indicators (Itaú Unibanco Holding results and/or business unit results and individual performance).

Our Annual General Shareholders’ Meeting also approved an individual monthly fixed compensation of R$15,000 for the members of our fiscal council and R$6,000 for their alternates.

In 2014, we recorded expenses for our management compensation, including the stock option plan in the amount of approximately R$845 million, which includes fees in the approximate amount of R$343 million, profit sharing of approximately R$261 million and contributions to pension plans of approximately R$7.0 million. In addition, management received benefits, such as health and dental care, which totaled R$4.0 million. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 35 – Related Parties – (b) Compensation of the Key Management Personnel, for further details.

Brazilian legislation does not require the disclosure of individual compensation of our management, except for the highest and lowest amount received, and it is not necessary to identify those individuals. The Brazilian Institute of Financial Executives of Rio de Janeiro (Instituto Brasileiro de Executivos de Finanças, or IBEF Rio de Janeiro) filed, on behalf of its members, a lawsuit challenging the legality of this disclosure requirement, and an injunction was granted to suspend such requirement. We do not intend to make this disclosure until the matter is finally determined. Please refer to section Our Risk Management, item Regulatory Environment, Compensation of Directors and Officers of Financial Institutions, for further information.

Our Compensation Policy provides for post-employment benefits for our management, including medical benefits such as health plan and annual medical check-up. Except for the benefits established by our Compensation Policy, we do not have service contracts with our management providing for benefits upon termination of employment.

Stock Option Plan

We have a stock option plan through which our employees and management receive stock options. These options enable employees and management to share the risk of fluctuation of the price of our preferred shares with other shareholders and is intended to integrate the beneficiaries of our Stock Option Plan into the development process of our group in the medium and long term.

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, vesting periods and effectiveness of options, in compliance with the rules set forth in the Stock Option Plan.

Options may only be granted to beneficiaries if there is net income sufficient for the distribution of mandatory dividends. Please refer to section Our profile, item Information for the Investor, Shareholders’ Payment, for further information on the payment of dividends. Also, to avoid the dilution of shareholders, the sum of shares to be used for compensation of management and options to be granted each year will not exceed the limit of 0.5% of total shares outstanding at the closing balance sheet date of the same year. In the event the number of shares delivered and options granted is below the 0.5% limit, the difference may be added for purposes of share based compensation or granting of options in any one of the seven subsequent fiscal years.

In 2014, 11,007,189 options were granted pursuant to our Stock Option Plan. On December 31, 2014, we still had 74,451,399 options to be exercised by the beneficiaries, comprising 572 beneficiaries of simple options and 249 beneficiaries of partners’ options. Please refer to section Performance, Item Consolidated Financial Statements (IFRS), Note 22 – Stock Option Plan.

Main Differences between Brazilian and U.S. Corporate Governance Practices

In the U.S., we have listed our ADSs on the NYSE as a foreign private issuer and, as a result, the NYSE allows us to comply with certain corporate governance requirements established by applicable Brazilian legislation in lieu of those under the NYSE’s corporate governance listing standards applicable to U.S. companies with securities listed on the NYSE.

Annual Report 2014	A-56

Under the NYSE rules, we are only required to: (i) have an audit committee or an audit board that meets certain requirements, as discussed below; (ii) provide notice by our chief executive officer to the NYSE with respect to any non-compliance by us with any applicable NYSE corporate governance listing standards; (iii) provide the NYSE with annual and interim written affirmations of our compliance with the NYSE corporate governance listing standards; and (iv) provide a statement of the significant differences between our corporate governance practices and practices required by the NYSE to be followed by U.S. listed companies. Except for those requirements, we are permitted to manage our corporate governance in accordance with applicable Brazilian legislation.

The description of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below. Our main rules and policies can be found at www.itau.com.br/investor-relations/corporate-governance/rules-and-policies.

Majority of Independent Directors

The NYSE rules require that the majority of the board members be independent. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. However, under NYSE rules, listed companies (whether U.S. or foreign) of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with the majority independence requirement.

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

Executive Sessions

NYSE rules require that non-management directors meet at regularly scheduled executive sessions without the presence of directors who are also officers of the company.

Brazilian legislation does not have a similar requirement. However, we hold such executive sessions at least once a year. Currently, two thirds of the members of our Board of Directors are non-management directors.

Nomination and Corporate Governance Committee and Compensation Committee

NYSE rules require that listed companies have a nominating or corporate governance committee and also a compensation committee, each entirely composed of independent directors and governed by a charter on the purposes and responsibilities of such committee. However, under NYSE rules, listed companies (whether U.S. or foreign) of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.

Brazilian legislation does not require us to have a nominating or corporate governance committee. However, we have elected to form a Nomination and Corporate Governance Committee responsible for stimulating and overseeing discussions of matters related to the company’s governance. Currently, one out of six members of our Nomination and Corporate Governance Committee is considered independent under our Corporate Governance Policy.

Brazilian legislation does not require listed companies to have a compensation committee. Nonetheless, we are required to establish a Compensation Committee pursuant to Brazilian banking regulation. In accordance with such regulation, our Compensation Committee reports to the Board of Directors and members of the Compensation Committee are not required to be independent. However, currently, two out of six members of our Compensation Committee are considered independent under our Corporate Governance Policy.

Please refer to section Our Governance, item Management Structure, for further information about our Nomination and Corporate Governance Committee and our Compensation Committee.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of at least three independent members who are financially literate; (ii) complies with SEC rules related to the audit committee of companies registered with NYSE; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a charter that expressly sets out the purposes and responsibilities of the committee and that establishes annual performance assessments.

The applicable Brazilian legislation regulates independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, pursuant to Brazilian banking regulation. Our Audit Committee, formed on April 28, 2004, meets applicable Brazilian legal requirements, is elected annually by the Board of Directors and is composed of professionals with proven technical qualification compatible with the responsibilities of this committee.

Under SEC rules, we are not required to have an Audit Committee constituted or operated in accordance with NYSE rules if we meet specified SEC requirements. We believe that our Audit Committee is compliant with the requirements of Rule 10A-3(c)(3) under the Exchange Act and that it is able to act independently when performing its responsibilities. Our Audit Committee, to the extent permitted by Brazilian legislation, performs all functions required to be performed by an audit committee by Rule 10A-3 under the Exchange Act.

In line with the applicable Brazilian legislation, hiring independent auditors is the responsibility of the Board of Directors, whereas the recommendation for hiring and removing independent auditors is the responsibility of the Audit Committee. Thus, our Board of Directors acts in lieu of the Audit Committee, as permitted by Rule 10A-3(c)(3)(v) under the Exchange Act, for the purpose of hiring our independent auditors.

Annual Report 2014	A-57

Shareholders’ Approval of Management Members’ Compensation and Long-Term Incentive Programs

NYSE rules require that shareholders have the opportunity to vote on all share-based compensation plans and significant changes thereto, including significant increases in the number of shares available to the plan, with a few exceptions.

Brazilian legislation sets forth a similar requirement, as it establishes the need for approval of the aggregate annual compensation of management members (including shares) and stock option plans at General Stockholders’ Meetings. Please refer to section Our Governance, items Directors’ and Senior Management’s Compensation and Long-Term Incentive Programs for further information.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose their corporate governance guidelines.

Brazilian legislation does not establish a similar requirement. However, we have a Corporate Governance Policy that consolidates the corporate governance principles and practices that we adopt. We believe such corporate governance principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, since we voluntarily adhered to BM&FBovespa’s Level 1 of Corporate Governance and granted tag-along rights to all shareholders, regardless of their voting rights. Please refer to section Our Governance, item Our Practices, for further information.

Code of Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the code provisions for directors or officers.

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

Annual Report 2014	A-58

Ajude o Itaú a ser o primeiro
banco particular do Brasil.
O Itaú também pode ajudar você.
Sem a sua participação, o Itaú jamais conseguirá ser o maior banco dêste País.
Temos uma rêde de 308 agências maravilhosas e 10.000 funcionários sensacionais que fazem o possível e o impossível pelos clientes.
Em matéria de serviços, já somos o primeiro.
Mas para ser o primeiro em tudo, falta você.
Abra uma conta no Itaú. Achamos razoável pedir isto.
A qualidade de nossos serviços nos dá confiança para acreditar que você acabará realizando todos os seus negócios conosco. E aconselhará outras emprêsas que façam o mesmo.
Banco Itaú América S.A.
Ajude o Itaú a ser o primeiro. O Itaú também pode ajudar você.

1970s:
"*Ajude o Itaú a ser o primeiro*" (Help Itaú to become top notch) campaign focused the bank's growth.

4 Our risk management

Our Risk Management

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

Other risks that we currently deem irrelevant or we are not aware of may give rise to effects similar to those mentioned above should they actually occur.

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

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011, and continued at a slow rate through 2014. Growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we make and, therefore, have a material adverse effect on us.

Brazilian authorities exercise influence on the Brazil-ian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

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

In addition, increases in the SELIC interest rate could reduce demand for credit, increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins.

Instability of foreign exchange rates may negatively affect us.

Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank may intervene in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate.

Instability in foreign exchange rates could negatively impact our business. A potential depreciation of the Brazilian real could result in (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies; and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies. For further information on how the effects of these variables may affect us, please see “The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses” below.

An expansionist fiscal policy may affect us.

An excessively expansionist fiscal policy, combined with increased intervention by the Brazilian government in the economy, could generate a loss of confidence of local and foreign investors. Less credibility could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing the depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

Annual Report 2014	A-60

Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations.

The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil, to varying degrees. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

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

The disruptions and volatility in the global financial markets may also have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase of the risk associated with our lending activity. Thus, global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us.

Please refer to section Context, item Macroeconomic Context, Global and Brazilian Context for further details about data and economic indicators.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects.

Certain Brazilian companies in the energy and infrastructure sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face downgrades from credit rating agencies, experience funding restrictions and have a reduction in revenues, among other negative effects. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itaú BBA Securities) that acted as underwriters on public distributions of securities of such investigated companies are also a party in some law suits in the U.S. and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationship that may be held with companies involved in Lava Jato investigations. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards and, therefore, we did not identify any criminal illicit practice to be assigned to us. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

Legal and Regulatory Risks

Changes in applicable law or regulations may have a material adverse effect on our business.

Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions.

Financial crises may also cause the Brazilian government to change laws and regulations applicable to Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms to prevent the recurrence of similar crises, including the Basel III framework, which increased minimum regulatory capital requirements. Please refer to section Our Risk Management, item Regulatory Environment, Basel III Framework and Implementation of Basel III in Brazil for further details about regulatory capital requirements. Once the implementation of the Basel III framework is completed for Brazilian banks and its effects fully evaluated, we may need to reassess our funding strategy for regulatory capital if additional regulatory capital will be required to support our operations under the new standards.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could adversely affect us. For example, a proposed law to modify the Brazilian consumer protection code would allow courts to change the terms and conditions of credit agreements in certain situations and would make the collection of amounts from those individuals more difficult. In addition, several other local or state legislatures are considering bills intending to impose differing physical security measures and standards of customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, passed and proposed bills in certain state legislatures are imposing or intending to impose restrictions on the ability of creditors in general to have their report insolvent borrowers included in the records of to credit protection bureaus, which could also adversely affect us.

Annual Report 2014	A-61

We also have operations in countries outside of Brazil, including, but not limited to, Argentina, Chile, Colombia, Paraguay, United Kingdom, Uruguay, United States and Switzerland. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

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

If we or any of our financial subsidiaries becomes insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, credits of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

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

Furthermore, due to the implementation of Basel III rules, the Central Bank may reduce or determine that no dividends will be paid by financial institutions that are not in compliance with the CMN’s capital requirements.

Please refer to section Our Profile, item Our shares, Information for the Investor, Shareholders’ Payment and section Our Risk Management, item Regulatory Environment, Basel III Framework, Implementation of Basel III in Brazil for further details about the payments of dividends on our shares and ADSs and information about CMN’s capital requirements.

Tax reforms may adversely affect our operations and profitability.

The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the manner in which taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability.

Decision on lawsuits due to government monetary stabilization plans may have a material adverse effect on us.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans, or MSP, from 1986 to 1994, implemented by Brazilian federal government to combat hyperinflation. We record provisions for such claims upon service of process for a claim.

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

The Federal Supreme Court (Supremo Tribunal Federal, or STF) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements the STF has decided that the bills were constitutional. In order to facilitate a final and definitive ruling regarding saving accounts, the Confederação Nacional do Sistema Financeiro, or Consif, an association of Brazilian financial institutions, filed a special proceeding with the STF (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the MSPs as applicable to

Annual Report 2014	A-62

savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it has handed down a final decision.

In addition, the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which is the highest court responsible for deciding cases relating to federal laws, is expected to imminently rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will be: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. Also, the STJ ruled that the term for filing class actions expired 5 years of the date of the MSP implementation. As a consequence, numerous class actions have been extinct by the Judiciary as a result of such ruling.

We are also subject to operational risks associated with the handling and conducting of a large number of lawsuits involving government monetary stabilization in case of loss.

Please refer to section Performance, Item Financial Performance, Liabilities, Litigation for further information.

Tax assessments may adversely affect us.

As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results.

Risks Associated With Our Business

Market Risk Factor

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. If, for example, we enter into derivative transactions to hedge against decreases in the value of the Brazilian real or in interest rates and the Brazilian real appreciates or interest rates increase, we may incur financial losses and such financial losses could have a material adverse effect on us. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, and equity and commodity prices, along with various indexes on these risk factors.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Operational Risk Factor

Failures, deficiency or inadequacy of our internal processes and human error or misconduct may adversely affect us.

Although we have in place information security controls, policies and procedures designed to minimize human error, and make continuous investments in infrastructure, management of crises and operations, the operational systems related to our business may stop working properly for a limited period of time or may be temporarily unavailable due to a number of factors. These factors include events that are totally or partially beyond our control such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyber-attacks or unauthorized disclosures of personal information in our possession.

Operating failures, including those that result from human error and fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, intervention, reimbursements and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Cyberattacks may cause loss of revenue and reputational harm through data security breaches that may disrupt our operations or result in the dissemination of proprietary or confidential information.

We manage and store certain proprietary information and sensitive or confidential data relating to our operations. We may be subject to breaches of the information technology systems we use for these purposes. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us.

The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant and the lack of remediation may result in interruptions, delays and may affect clients and partners.

Annual Report 2014	A-63

Competition Risk Factor

We face risks associated with the increasingly competitive environment and recent consolidations in the Brazilian banking industry.

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other large Brazilian and international banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Please refer to section Our Risk Management, item Regulatory Environment, Antitrust Regulation for further information about the competition on the Brazilian Markets. Such increased competition may adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

Credit Risk Factors

Changes in the profile of our business may adversely affect our loan portfolio.

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or merger and acquisition activity, changes in local economic conditions and, to a lesser extent, in the international economic environment, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may adversely affect our loan portfolio. For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle financing was followed by a significant rise in the level of consumer indebtedness, which led the automotive sector to incur high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

We may incur losses associated with counterparty exposure risks.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. This counterparty risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, and their failure to meet their contractual obligations may adversely affect our financial performance.

We have significant exposure to Brazilian federal government debt.

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2014, approximately 12.0% of all our assets and 54.9% of our securities portfolio were comprised of these debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results of operations and financial condition.

Underwriting Risk Factor

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity and persistency. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

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

Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could

Annual Report 2014	A-64

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

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Damages to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, shareholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, clients data leakage, inadequate behaviors by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on our business and prospects.

Strategy Risk Factors

Our controlling shareholder has the ability to direct our business.

As of January 31, 2015, IUPAR, our controlling shareholder, directly owned 51.00% of our common shares and 25.54% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other shareholders.

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

As part of our growth strategy in the Brazilian and Latin America financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as of result of difficulties in integrating systems, finance, accounting and personnel platforms, fail in diligence or the occurrence of unanticipated contingencies. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions.

There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or applying fines or sanction due to the interpretation of the authorities of irregularities on a corporate merger, consolidation or acquisition, even if the institution has done this legally, clearly and transparently, as they and the experts in corporate law understood.

If we are unable to take advantage of business growth opportunities, cost savings and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

Financial Reporting Risks

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results.

In connection with the preparation of our consolidated financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns

Annual Report 2014	A-65

can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities.

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets.

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

The purpose of the identification of risks is to map the internal and external risk events that may affect the strategies and goals of our business and support units, with potential impact on our results, capital, liquidity and reputation.

Risk management processes permeate through our entire institution and are aligned with the guidelines of our Board of Directors and senior management which, through the committees described below determine overall risk management objectives by establishing targets and limits applicable to our business units. The control and capital management units, in turn, support our management by means of monitoring procedures and risk and capital analysis. Please refer to section Our Governance, item Management Structure, Board of Directors and Board of Officers for further details about our Board of Directors responsibilities.

Our organizational risk management governance is structured in compliance with regulations in Brazil and abroad and in line with market best practices. Control of our credit, market, operational, liquidity and underwriting risks is performed in a centralized manner by an independent unit, led by an executive director reporting to our Chief Executive Officer (CEO) and to the Board of Directors, in order to ensure that such risks are managed pursuant to our risk appetite and our existing policies and procedures. This independent unit is also responsible for centralizing our capital management. Centralized control is intended to provide the Board of Directors and senior management with a global view of our exposures to risks, as well as with a prospective view of our capital adequacy, so as to optimize and expedite appropriate corporate decisions with respect thereto.

We manage proprietary information technology (IT) systems to comply with the Central Bank’s capital reserve requirements, as well as for risk measurement purposes, following regulations and regulatory models. We also coordinate actions among different units to verify compliance with qualitative and quantitative requirements established by relevant authorities to maintain the minimum required capital and monitor risks.

Risk and Capital Governance

We established committees that are responsible for risk and capital management and report directly to the Board of Directors. Committee members are elected by the Board of Directors, the highest authority with respect to risk and capital management decisions. At the executive level, risks are managed by the Superior Committees, which are chaired by our CEO. Please also refer to section Our Governance, item Management Structure, Committees of the Board of Directors, Risk and Capital Management Committee for further details about the responsibilities of these Committees.

Annual Report 2014	A-66

The following committees are part of our risk and capital management governance structure:

Risk and Capital Management Committee (CGRC): supports the Board of Directors in the implementation of its duties related to our risk and capital management by meeting every two months and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

•	Decisions regarding our appetite for risk in terms of capital, liquidity, results and franchise (our brand), ensuring these aspects are in alignment with our strategy and including: acceptable levels of capital and liquidity, types of risk to which we could be exposed as well as aggregate limits for each type of risk, tolerance with respect to volatility of results and risk concentrations, general guidelines on tolerance regarding risks that may have an impact on franchise (or the value of our brand, i.e. risk of image);
•	Supervision of our risk and capital management and control activities to ensure our adequacy to the risk levels assumed and the complexity of transactions in which we engage, as well as compliance with regulatory requirements;

•	Review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintaining capital compatible with the risks incurred by us;

•	Determination of our minimum expected return on capital for our entire business, as well as monitor performance;
•	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and

•	Promotion and improvement of our risk culture.

Audit Committee: we have a single Audit Committee overseeing all entities within the Itaú Unibanco Group that are either authorized to operate by the Central Bank or that are supervised by the SUSEP.

In accordance with its internal rules, approved by the Board of Directors, the Audit Committee must meet at least quarterly and otherwise when the Chairman of the committee deems necessary. The committee is responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of work performed by our internal auditors, and the quality and effectiveness of the internal control and risk management systems.

Please refer to the section Our Governance, item Management Structure for further details about the responsibilities of these Committees.

Superior Risk Policies Committee (CSRisc): meets at least every two months and is responsible for:

•	Establishing general risk policies that determine risk managers’ performance and approval levels for the respective risk managers of each identifiable risk;

•	Approving necessary procedures for compliance with our institutional policies and procedures;

•	Approving decisions on whether to take risks with significant impact on capital and reviewing decisions by other committees within their own thresholds; and

•	Setting individual limits by type of risk and in line with our risk appetite.

Superior Institutional Treasury Committee (CSTI): meets every month and is for, within the authority level established by the CSRisc, discussing and deciding on:

•	Exposure limits for market risk and the maximum loss limits (VaR) of our positions (including stress conditions);

Annual Report 2014	A-67

•	Retention periods with respect to our primary types of risks taking into account position amounts and market liquidity;
•	Positions managed by our CSTI;
•	Risk control models and procedures, including those in addition to those delegated by the CSRisc;
•	Matters and limits related to treasury operational risk;
•	Stop loss policies;
•	Compensation policies (for the purposes of risk alignment); and
•	Accounting hedge strategies.

Superior Institutional Treasury and Liquidity Committee (CSTIL): meets on a quarterly basis and is responsible for:

•	Controlling the use of liquidity limits;
•	Analyzing the current and future levels of liquidity and taking actions intended to promote prudent and efficient management of our cash flows; and
•	Discussing and deciding, within the authority delegated by the CSRisc, maximum levels of liquidity mismatch (GAP) for the various terms and currencies, minimum levels of reserves in local and foreign currency, our policies for raising and investing funds in the domestic and foreign financial markets, criteria and rules for determining internal transfer prices of funds in the companies in Itaú Unibanco Group, strategies for financing the group portfolios, criteria and models for assessing liquidity risk and contingency plans for liquidity.

Superior Credit Committee (CSC): meets on a weekly basis to discuss our credit risk and is our highest authority on approval of individual credit levels. It is responsible for:

•	Analyzing and deciding on credit proposals that are beyond the authority of the Credit Commissions and Committees that report to it;
•	Analyzing and deciding on changes of the maximum credit authority levels of the Credit Commissions and Committees that report to it;
•	Analyzing and deciding on credit risk polices of the Wholesale Bank; and
•	Reviewing decisions with respect thereto which were not made due to a lack of consensus at the committee immediately subordinate to it, or that were submitted to it for its review on account of such transactions relevance or other features.

Superior Audit and Operational Risk Management Committee (CSAGRO): meets at least on a quarterly basis and seeks to understand the risks associated with our processes and business, defines guidelines for managing operational risks, and assesses the results of our internal control and compliance system. It is responsible for:

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

Risk Policies Committee (CNR): meets on a quarterly basis and reviews, validates and approves, within the authority level established by the CSRisc, our risks control and capital management institutional policies.

Model Assessment Technical Committee (CTAM):

CTAM – Market: it meets every two months or upon request for the approval and assessment of market and pricing risk models based on the opinion of the independent model validation group and it suggests and monitors action plans for the validated models. Its main responsibilities are: approve models related to the calculation of market and pricing risk, decide whether or not to use the market and pricing risk models, approve, recommend, suggest and monitor the action plans proposed for the validated models and monitor the performance of the market risk model as time goes by, determining new developments, if necessary.

CTAM – Credit: to recommend or to veto the use of credit risk models based on the opinion of the independent model validation department, inform of any points of risk and monitor the action plans. Its responsibilities are separated into Executive Authority Level (which meets on a monthly basis or upon request) and Superintendent Authority Level (which meets every fifteen days or upon request).

Superior Product Committee (CSP): meets on a weekly basis and is the highest authority to approve our products, operations, services and related processes. It is responsible for:

•	Evaluating products, operations, services and processes that do not fall under the responsibility of others committees subordinated to it;
•	Ensuring our products, operations, services and processes meet the needs of clients and segments (suitability); and
•	Evaluating products, operations, services and processes that involve risk to our image.

Superior Foreign Units Committee (CSEXT): meets on a quarterly basis, supervises our businesses outside of Brazil and is the highest authority for approving initiatives, transactions, services and processes in the markets where we operate outside Brazil. It is responsible for:

•	Ensuring that our business initiatives in our international units comply with Itaú Unibanco Holding’s governance policies on matters related to accounting, corporate tax, financial and liquidity, risk control, credit policies, internal control, audit and technology; and
•	Making decisions with respect to initiatives, operations, services and processes that are not addressed by local committees or that involve risks to our image in the markets where we operate outside of Brazil.

“Over the past two years, we have simplified our processes and intensified the focus on risk management, in addition to control and mitigation, starting to understand and contribute to the business. We also worked to increase the dissemination of the risk culture throughout the bank, with the involvement of our executives, reviewing the expected behavior of our employees and introducing the subject in the institution’s routine operations”.

Eduardo Vassimon

Itaú Unibanco’s Vice President – Risks Control in 2014 and Risks & Finance
Control and Management starting in 2015

Annual Report 2014	A-68

Risk Management

Credit Risk

Credit risk is the possibility of losses due to (i) the failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed upon terms; (ii) the devaluation of a credit agreement arising from a deterioration of the risk rating of the borrower, issuer or counterparty; (iii) the reduction of earnings or remuneration; and (iv) the benefits granted upon renegotiation or the recovery costs.

Our credit risk management structure is the primary responsibility of all Business Units and aims to maintain the quality of our credit portfolio consistent with risk appetite levels for each market segment in which we operate. The Business Units are responsible for:

•	Following up and closely monitoring the portfolios of credit under their responsibility;
•	Granting credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations; and
•	Managing credit risk adopting actions that provide sustainability to its business.

Our institutional policies on credit risk management are approved by our Board of Directors and applicable to all of our companies and subsidiaries in Brazil and abroad.

Our credit policy is developed based on internal factors, such as borrower ratings criteria, performance and evolution of our portfolio, default levels, return rates, and allocated economic capital, and on external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

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

Our credit risk control is carried out by an independent area within the bank, which is responsible for risk management and which operates separately from business units, as required by current regulations. For the credit risk control process, the main responsibilities of the risk management control area are:

•	Monitoring and controlling the performance of the credit portfolios in accordance with the limits approved by senior management;
•	Conducting a centralized control of the credit risk area, which is through a unit that is independent from our other business units;
•	Managing the process of preparation, review and approval of institutional policies applied to credit risk, as provided for regulatory guidelines;
•	Monitoring the adequacy of the level of the “Patrimônio de Referência” with respect to the credit risk assumed; and
•	Assessing the credit risk of the operations at the authority levels appointed by the credit commissions.

Our evaluation process, with respect to policies and products, enables us to identify potential risks in order to ensure that credit decisions fall within our acceptable risk parameters, taking into account the economic benefits thereof.

Our centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating for our wholesale transactions is based on information such as the economic and financial condition of a potential borrower, its cash-generating capabilities, its relevant affiliated parent and companies and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through our internal approval governance structure.

With respect to our retail transactions (individuals, small and middle-market companies), rating is assigned based on two statistical models: (i) application (in the early stages of our relationship with a customer) and (ii) behavior (used for customers with whom we already have a relationship). Decisions are made based on scoring under these models and resulting ratings are continuously monitored by our credit risk independent unit. In some cases, an individual analysis of specific cases may be performed, in which case credit approval is submitted to the applicable authority levels.

Government securities and other debt instruments to be purchased or held in our portfolio are classified by our credit risk independent area or business unit according to our credit quality parameters with the purpose of managing the exposures.

We seek to strictly control our credit exposure to clients and counterparties, taking action to remediate occasional situations in which our actual exposure exceeds targeted levels. In the cases where our actual exposure exceeds targeted levels, we may seek enforcement of contractual provisions such as the right to demand early payment or require additional collateral and/or guarantees.

We count on a specific structure and processes aimed at ensuring that the country risk related to our client is managed and controlled, including: (i) country risk governance; (ii) country ratings; (iii) credit limits for specific countries; (iv) limits monitoring; and (v) actions for limit breaches.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of Financial Risks for further details about Credit Risk.

Loan Approval Process

Extensions of credit are approved based on policies at the Business Unit level, determined in accordance with the assumptions of each department and our bank’s risk appetite. The decision to extend credit may be granted by means of a pre-approval process or the traditional approval mechanism, which is applied on a client by client basis. In both cases, the decisions are made based on principles of credit quality such as credit rating supported by statistical models, percentage of income committed by/leverage of the client and credit restrictions determined by us and the market.

The Business Units prepare and keep updated the policies and procedures of the credit cycle.

Annual Report 2014	A-69

The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds.

The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.

Individuals

Our branch network extends nationwide and adopts a client segmentation strategy pursuant to which products and services are developed to meet the specific needs of a diversified client base. Credit products offered at our branch network and through our electronic channels include, among others, overdraft protection, credit cards, personal loans and vehicle financing.

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

Credit cards

Our credit card business is comprised of Itaucard and Hipercard credit cards as well as credit cards from associations and commercial agreements with significant retailers. Our credit cards are available to account-holding or non-account holding clients, and can be applied for by telephone, internet or points of service at our partner institutions.

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

Payroll loans

Our payroll loan products are available to account-holding or non-account holding clients. Fixed installments are directly deducted from the borrower’s payroll to the bank´s account without being recorded in the debtor’s account.

The maximum percentage of loan installments is defined by law and is limited to 30% of a payroll loan borrower’s net income.

Our strategy in this segment is to focus on loans to the INSS´s beneficiaries, that receive benefits from federal, state or municipal governments, which, combined with our good management practices and credit policies, should allow us to increase this portfolio with low delinquency levels compared to other types of products.

Documentation required to receive a payroll loan includes personal identification, proof of payroll and residence and proof of the bank account where the client receives payroll benefits. If the salary is deposited with us, this documentation is not necessary.

Itaú BMG Consignado is the financial institution controlled by Itaú Unibanco Holding through which we engage in the offering, distribution and sale of payroll loans in Brazil.

Vehicle financing

Vehicle financing proposals are submitted through (i) partner car dealers throughout Brazil for all types of clients (whether account holders or not) or (ii) directly at our branches or through electronic channels for account holders.

A client’s internal credit rating and the terms and conditions of the proposed transaction are taken into account before approving the proposal. If the proposed transaction meets all of our credit policy requirements, which determine maximum installment amounts, loan to value, or LTV, and maturity, and the client’s personal information is validated by credit protection services, the loan is automatically approved.

A fixed interest rate is set based on the credit rating and the characteristics of the transaction. All vehicle financing transactions are secured by the asset itself, and the maximum LTV is defined to support any possible stress periods.

Mortgage loans

In addition to real estate loans provided through our branch network, we have entered into partnerships with large real estate brokers in Brazil, which originate real estate financing transactions for us on an exclusive basis and in different cities across the country.

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

Annual Report 2014	A-70

Credit to very small and small companies

We offer products such as working capital financing and discount of trade receivables to very small and small companies.

Credit limits to very small and small companies are assigned according to a client’s revenues and are based on a business risk assessment, as well as on other criteria such as the financial condition of the company´s shareholders or partners, the identification of possible credit restrictions and an evaluation of the economic sector in which the company operates.

Similarly to our procedures for granting of loans to individuals, credit may be granted to very small and small companies pursuant to a pre-approved limit or subject to an individual analysis by a credit desk.

Documentation required includes the company’s governing documents, proof of revenues and information on the partners or shareholders.

Much of the credit we extend to for companies in this segment requires the provision of collateral or guarantees. Transactions to finance the production of goods usually require machinery and equipment as collateral. Working capital financing may be collateralized by trade receivables, checks receivable or credit cards receivable or may be collateralized by the company’s partners or shareholders and/or third parties.

Interest rate can be fixed or variable depending on the product that is chosen by the client.

Corporate Credit

The credit analysis process for middle market and large companies is carried out based on the financial condition of such companies and any corporate groups to which they belong. The credit analysis takes into account the company’s history, financial capacity and adequacy of the requested transaction to the client’s needs. This analysis is based on the company’s financial statements (balance sheet, statement of income, statement of cash flows), on-site meetings with the company, market conditions, analysis of the economic sector in which the company operates and inquiries into credit protection services. An environmental analysis is carried out simultaneously with our credit analysis, and a plan of action may be created as a result of this analysis for the company to comply with the requirements determined by our internal environmental policy or a recommendation to deny the credit may be issued.

The proposed maximum credit amount extended and the client internal rating, with a cut-off defined, are submitted to the appropriate credit authorization levels depending on the amount involved, term of the transaction and available security or guarantees, in accordance with our governance policies. Interest rate can be fixed or variable depending on the product that is chosen by the client within the credit limit approved.

International Units

We operate in 18 countries outside of Brazil, seven in Latin America (Argentina, Chile, Paraguay, Uruguay, Colombia, Peru and Mexico), six in Europe (France, Germany, Portugal, United Kingdom, Spain, and Switzerland), United States, China, Japan, Middle East (Dubai) and the Caribbean (Bahamas).

The individual and legal entities of International Units follow procedures similar to those applied to individuals and the corporate segments mentioned above. For the individuals segment, lending is mainly based on income level and internal credit rating. In the corporate segment, the granting of credit is based on the economic and financial analysis of the client.

Credit granting in our subsidiaries operating outside of Brazil follows the same corporate governance and policies described above. All subsidiaries are subject to a centralized management that monitors the performance of our portfolio, establishes rules for credit granting and is responsible for the corporate governance related to credit granting.

The total loan and lease operations in Latin America increased by 14.9% in 2014, representing 9.2% of our total loan and lease operations portfolio.

Risk-Mitigating Instruments

As part of our credit risk control, we have institutional policies establishing guidelines and duties in connection with the request of provision of collateral and each business unit is responsible for establishing, in their own credit policies, credit risk management rules for the acceptance of such collateral.

Collateral are required to mitigate our risk exposure to certain transactions. Collateral may be personal or in the form of security interest or other legal arrangements designed to mitigate credit risk.

In order to be considered a risk-mitigating instrument, collateral must meet the certain legal requirements.

All collateral that may impact credit risk, capital allocation and accrual are periodically reviewed by us, ensuring that they are legally enforceable.

Market Risk

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, most typically caused by variations in foreign exchange rates, interest rates, Brazilian inflation indexes, equity and commodity prices, along with various indexes for these risk factors. Market risk management is the process by which our management monitors and controls risk of variations in the value of financial instruments due to market movements, while aiming to optimize the risk-return ratio through an adequate limit and alert structure (described below), effective risk management models and related management tools.

Our policies and general market risk management framework are consistent with the principles contained in CMN regulations and applying all business units and legal entities of the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the Itaú Unibanco Group to support operations in specific markets.

Annual Report 2014	A-71

Our market risk management framework is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio, Equities Desk), as well as classes of market risk (such as interest rate risk, foreign exchange risk, among others). Daily risk reports, used by the business and control units, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. The key principles underlying our market risk control are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;

•	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;
•	There must be transparency as to how the business works to optimize results;
•	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Concentration of risks must be monitored and avoided.

Market risk is controlled by a unit that is independent from our “risk originating” business units and is responsible for performing the daily activities of: (i) risk measurement, and assessment; (ii) monitoring of stress scenarios, limits and alerts; (iii) application of stress scenarios, analysis and tests; (iv) reporting of risk findings to responsible individuals within the relevant business unit, in accordance with our governance requirements; (v) monitoring the necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured process of communication and information flow that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Risk Policies Committee (CSRisc), that meets at least every two months, after endorsement by the Superior Institutional Treasury Committee (CSTI). This structure of limits and alerts promotes the effectiveness and coverage of control and is reviewed at least annually. The limits range from aggregated risk indicators at the portfolio level to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits that aim to improve the process of risk monitoring and understanding as well as prevent risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility and our risk appetite. The process of setting these limit levels and breach reporting follows the procedures approved by our financial conglomerate´s internal policies. There is a structured process of communication and information flow, which provides information for all executive levels at our institution, including the Board of Directors members through the CGRC, that meets every two months. Market risk limits are monitored on a daily basis and breaches and potential breaches of limits are reported and discussed in appropriate committees in accordance with the following procedure:

•	Within one business day, to the management of the relevant business units and to the risk control and the business unit executives; and
•	On a monthly basis, to the Superior Institutional Treasury Committee (CSTI), which is chaired by our Chief Executive Officer.

We hedge transactions with clients and proprietary positions, including foreign investments, in order to mitigate risks arising from fluctuations in market risk factors (e.g., prices) and maintain the positions on the breaching limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is reviewed, allowing for an ongoing follow up of the hedge effectiveness (retrospectively and prospectively) and of any changes in the accounting process. The accounting and managerial hedging procedures are governed by our internal institutional polices. Our market risk framework categorizes transactions as part of either the Banking Portfolio or the Trading Portfolio, in accordance with criteria established by specific regulation.

Our Trading Portfolio is composed of all transactions with financial and commodity instruments (including derivatives) held with the intention of trading, to benefit from arbitrage opportunities, or using such transactions to hedge risk within this portfolio, and that have no restriction on trading. Profits are based on changes in actual or expected prices in the short term.

Our Banking Portfolio is predominantly characterized by trades originated from the banking business and related to the management of our balance sheet. As a general rule, this desk’s portfolios are held without intent of trading and time horizon of medium and long term.

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

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates and follows the governance and risk limits framework adopted by our management for market risk assessment.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies potential economic losses based on normal market conditions, considering a defined holding period and confidence level;

Annual Report 2014	A-72

•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factors calculated at market value (MtM – Mark to Market); and
•	Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and
•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of the underlying assets, implied volatilities, interest rates and time.

Please refer to our Consolidated Financial Statements (IFRS), Note 36 – Management of Financial Risks for further details about Market Risk.

VaR – Consolidated Itaú Unibanco Holding

We improved our internal methodology to calculate Consolidated VaR, migrating from the “parametric” approach to a “historical simulation” approach (except with respect to our Foreign Units, which are in the process of migrating to the historical simulation methodology). This new methodology carries out the full repricing of all positions, using the real historical distribution of assets.

The table below shows the Consolidated Total VaR (utilizing both approaches), comprising our Trading Portfolio and Banking Portfolio, and our subsidiaries abroad, namely Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, Banco Itaú Paraguay and Itaú BBA Colombia showing where there are higher concentrations of market risk. We adhered to our policy of operating within low limits in relation to capital and maintained our conservative management and portfolio diversification approach through the period.

												(In millions of R$)
GLOBAL VAR				DECEMBER				DECEMBER				DECEMBER
(PARAMETRIC APPROACH)	AVERAGE	MINIMUM	MAXIMUM	31, 2014	AVERAGE	MINIMUM	MAXIMUM	31, 2013	AVERAGE	MINIMUM	MAXIMUM	31, 2012
Group of Risk Factor
Brazilian Interest rate	89.0	37.0	193.0	127.8	172.4	65.6	416.9	69.1	191.2	71.8	427.6	348.7
Other Interest rate	43.8	21.1	149.4	90.4	26.2	8.6	76.7	45.2	20.4	7.3	49.6	11.4
FX rate	28.7	3.6	110.6	8.9	34.5	4.4	70.2	10.4	25.7	4.6	53.9	8.8
Brazilian Inflation Indexes	89.0	45.9	144.7	82.9	76.1	37.3	155.5	65.7	110.3	14.8	325.0	51.2
Equities and commodities	19.1	10.4	35.0	24.8	29.6	14.0	60.1	20.4	24.2	13.6	43.5	16.8
Foreign Units
Itaú BBA International	1.1	0.4	2.3	1.6	2.4	1.6	4.1	1.9	1.7	0.7	5.1	1.1
Banco Itaú Argentina	4.0	0.9	18.8	1.9	4.0	2.2	7.4	5.7	3.0	1.7	5.6	5.5
Banco Itaú Chile	3.3	1.3	5.5	5.3	5.6	2.1	13.6	2.1	5.5	3.2	9.6	4.4
Banco Itaú Uruguai	1.6	0.8	2.6	2.1	2.8	1.5	8.9	1.7	1.7	0.3	3.4	2.0
Banco Itaú Paraguai	1.3	0.6	3.6	3.5	0.9	0.4	1.8	0.9	0.4	0.2	1.4	1.0
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5	0.4	0.0	1.3	0.2	-	-	-	-
Diversification effect(1)				(169.3)				(113.0)				(77.1)
Total	125.5	59.0	231.4	180.4	224.5	97.9	443.4	110.4	289.7	118.0	601.4	373.7

(1) Reduction of risk due to the combination of all risk factors.

GLOBAL VAR (HISTORICAL				DECEMBER
SIMULATION APPROACH)(1)	AVERAGE	MINIMUM	MAXIMUM	31, 2014
Group of Risk Factor
Brazilian Interest rate	92.4	37.0	161.8	124.8
Other Interest rate	60.4	21.1	93.2	83.6
FX rate	36.1	3.6	141.2	26.5
Brazilian Inflation Indexes	99.1	45.9	162.9	115.7
Equities and commodities	22.8	10.4	60.7	22.5
Foreign Units
Itaú BBA International	1.1	0.4	2.3	1.6
Banco Itaú Argentina	4.0	0.9	18.8	1.9
Banco Itaú Chile	3.3	1.3	5.5	5.3
Banco Itaú Uruguai	1.6	0.8	2.6	2.1
Banco Itaú Paraguai	1.3	0.6	3.6	3.5
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5
Diversification effect(2)				(194.9)
Total	131.9	59.0	227.7	193.1

(1) Except for the “Foreign Units” (calculated by the parametric methodology).

(2) Reduction of risk due to the combination of all risk factors.

On December 31, 2014, our average global VaR (parametric) was R$125.5 million, or 0.12% of our consolidated stockholders’ equity on December 31, 2014, compared to our average global VaR (parametric) of R$224.5 million on December 31, 2013 or 0.27% of our consolidated stockholders’ equity on December 31, 2013, and to R$289.7 million on December 31, 2012, or 0.38% of our consolidated stockholders’ equity on December 31, 2012. On December 31, 2014, our average global VaR (historical simulation) was R$131.9 million, or 0.13% of our consolidated stockholders’ equity on December 31, 2014.

VaR – Trading Portfolio

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our trading portfolio, or the Trading Portfolio.

Our total average Trading Portfolio VaR was R$25.7 million on December 31, 2014, compared to R$40.2 million on December 31, 2013 and to R$54.3 million on December 31, 2012.

Annual Report 2014	A-73

												(In millions of R$)
				DECEMBER				DECEMBER				DECEMBER
TRADING PORTFOLIO VAR	AVERAGE	MINIMUM	MAXIMUM	31, 2014	AVERAGE	MINIMUM	MAXIMUM	31, 2013	AVERAGE	MINIMUM	MAXIMUM	31, 2012
Group of Risk Factor
Brazilian Interest rate	22.2	7.8	44.8	16.6	38.2	15.7	104.9	20.1	38.3	12.8	95.4	25.2
Other Foreign Interest rate	12.1	3.6	35.0	3.6	13.7	4.5	31.7	21.7	10.7	4.2	27.2	6.4
FX rates	7.9	2.4	22.8	10.7	31.8	6.2	68.1	9.4	25.1	4.9	55.6	9.9
Brazilian Inflation Indexes	15.9	8.1	27.3	8.1	12.0	3.1	30.4	21.4	9.4	1.8	22.2	7.1
Equities and commodities	10.3	1.7	57.2	4.3	19.2	5.8	38.2	13.7	23.3	13.8	41.5	14.8
Diversification effect(1)				(26.4)				(56.0)				(38.6)
Total	25.7	13.1	54.3	16.9	40.2	17.7	71.7	30.3	54.3	21.3	112.3	24.7

(1) Reduction of risk due to the combination of all risk factors.

Sensitivity Analyses (Trading and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analyses of the Trading Portfolio and Banking Portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures and minimize the possibility of significant losses. In addition, the analysis is intended to assess risk exposure, regardless of whether or not financial instruments are accounted for on an accrual basis.

							(In thousands of R$)
		TRADING PORTFOLIO(1)			TRADING AND BANKING PORTFOLIOS(1)
	EXPOSURES	DECEMBER 31, 2014			DECEMBER 31, 2014
RISK FACTORS	RISK OF CHANGE	SCENARIO I	SCENARIO II	SCENARIO III	SCENARIO I	SCENARIO II	SCENARIO III
Interest Rate	Fixed Income Interest Rates in reais	(540)	(126,764)	(237,705)	(5,493)	(1,417,835)	(2,688,954)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	22	(1,729)	(3,374)	-	(19,266)	(34,458)
Foreign Exchange Rates	Prices of Foreign Currencies	610	165,600	337,463	(17,308)	(247,730)	(414,333)
Price Index Linked	Prices Indexes Linked Interest Rates	(16)	(5,703)	(11,680)	(1,700)	(238,647)	(430,973)
TR	TR Linked Interest Rates	(20)	(5,093)	(9,579)	705	(224,170)	(473,074)
Equities	Prices of Equities	(78)	(11,769)	(35,990)	1,661	(49,699)	(122,034)
Total		(22)	14,542	39,135	(22,135)	(2,197,347)	(4,163,826)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios (modified on the second quarter of 2014), are used:

•	Scenario I: Addition of one basis point to interest rates and associated indexes and one percentage point to currency and equity prices;
•	Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
•	Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Interest rate sensitivity

Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the characteristics of the renegotiation of prices of interest-bearing assets and liabilities.

Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds.

The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. A negative gap position indicates liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while a positive gap position indicates asset sensitivity and normally means that an increase in interest rates would have a positive effect on net interest income. Additionally, the interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise.

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both the market forces and management decisions. Our Superior Institutional Treasury and Liquidity Committee (CSTIL) analyzes the Itaú Unibanco Group’s mismatch position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of Financial Risks for further details about the position of our interest-bearing assets and liabilities as of December 31, 2014. Note 36 to our audited interim consolidated financial statements provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage the risk in these changing positions.

Annual Report 2014	A-74

Exchange rate sensitivity

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our maximum open, short and long foreign currency positions. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of financial risks for further details.

The gap management policy adopted by the Superior Institutional Treasury and Liquidity Committee takes into consideration the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, and dollar-linked on-lendings from government financial institutions. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

					(In millions of R$, except percentages)
					% OF AMOUNTS DENOMINATED
	BRAZILIAN	DENOMINATED IN	INDEXED TO FOREIGN		IN AND INDEXED TO FOREIGN
AS OF DECEMBER 31, 2014	CURRENCY	FOREIGN CURRENCY(1)	CURRENCY(1)	TOTAL	CURRENCY OF TOTAL
Assets	677,430	286,197	163,576	1,127,203	39.9
Cash and deposits on demand	7,391	7,727	2,409	17,527	57.8
Central Bank compulsory deposits	58,476	4,630	-	63,106	7.3
Interbank deposits	7,874	15,207	-	23,081	65.9
Securities purchased under agreements to resell	208,751	167	-	208,918	0.1
Held-for-trading financial assets	118,486	5,905	8,553	132,944	10.9
Financial assets designated at fair value through profit or loss	-	733	-	733	100.0
Derivatives	6,501	7,655	-	14,156	54.1
Available-for-sale financial assets	11,989	43,697	22,674	78,360	84.7
Held-to-maturity financial assets	13,335	10,767	10,332	34,434	61.3
Loan operations and lease operations portfolio	197,346	146,654	108,431	452,431	56.4
Allowance for loan losses	(19,980)	(2,412)	-	(22,392)	10.8
Other financial assets	7,306	39,735	6,608	53,649	86.4
Investments in associates and joint ventures	4,089	1	-	4,090	0.0
Goodwill	1,567	197	197	1,961	20.1
Fixed assets, net	7,854	431	426	8,711	9.8
Intangibles assets, net	5,444	345	345	6,134	11.2
Tax assets	33,570	835	838	35,243	4.7
Assets held for sale	182	14	-	196	7.1
Other assets	7,249	3,909	2,763	13,921	47.9
Percentage of total assets	60.1%	25.4%	14.5%	100.0%
Liabilities and Stockholders’ Equity	616,263	287,741	223,199	1,127,203	45.3
Deposits	94,584	100,927	99,262	294,773	67.9
Securities sold under repurchase agreements	257,997	15,343	15,343	288,683	10.6
Financial liabilities held for trading	-	486	34	520	100.0
Derivatives	3,901	6,931	6,518	17,350	77.5
Interbank market debt	39,858	40,430	42,298	122,586	67.5
Institutional market debt	2,553	34,460	36,229	73,242	96.5
Other financial liabilities	15,384	39,576	16,532	71,492	78.5
Reserves for insurance and private pension	109,657	59	62	109,778	0.1
Liabilities for capitalization plans	3,010	-	-	3,010	-
Provisions	16,994	33	-	17,027	0.2
Tax liabilities	3,728	737	-	4,465	16.5
Other liabilities	12,383	4,356	6,921	23,660	47.7
Non-controlling interests	1,357	-	-	1,357	-
Stockholders’ equity	54,857	44,403	-	99,260	44.7
Percentage of total liabilities and stockholders’ equity	54.7%	25.5%	19.8%	100.0%

(1) Predominantly U.S. dollar.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical daily results with the estimated daily VaR. The number of exceptions (i.e. deviations) with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that the financial losses are higher than the losses estimated by the model), considering a period of 250 business days (ending on December 31, 2014). The backtesting analysis presented below takes into consideration the ranges suggested on the document

Annual Report 2014	A-75

“Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements”, published by the Basel Committee.

The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitor and may indicate the need for improvement actions and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrates the need for an improvement action.

The exposure graph below illustrates the reliability of risk measures generated by the models we use in the Trading Portfolio (foreign units are not included in the graph below given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by us, presenting the risk (absolute value) versus return pairs for the period considered. Since the diagonal line represents the threshold where risk equals return, all the dots below this line indicate exceptions to the estimated risk. For the exposure of the Trading Portfolio, the hypothetical losses exceeded the VaR estimated by the model on 2 days during the 250 day period ended on December 31, 2014.

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

Our operational risk management structure is supported by a governance process that is structured through discussion forums and committees that report to the CSAGRO and CSRisc, which, in turn, report to the Board of Directors, and is based on well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities. This structure is intended to ensure independence between our units and, consequently, informed decisions with respect to risks. This independence is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units and in the centralized control carried out by the operational risk and internal control and compliance units by means of methodologies, training and certification of the control environment on an independent basis and providing tools for monitoring them.

Our management structure seeks to identify, assess, mitigate, monitor and report the operational risk for our purpose of ensuring the quality of the control environment in accordance with our internal guidelines and applicable regulations.

The managers of our executive units use corporate methodologies that are built and made available by the internal control, compliance and operational risk departments. Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritizes risks, the approval of processes and products, the monitoring of key risk indicators and the database of operational losses. Therefore, our operational risk Management ensures a single framework for the management of processes, systems, projects and new products and services.

Within the governance of our management process, there are specific operational risk, internal control and compliance forums where the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to our business unit executives.

The dissemination of the risk and control culture to the employees by means of training is an important pillar of our operational risk agenda, aimed at providing a better understanding of the matter and playing a relevant role in risk mitigation.

Crisis Management and Business Continuity

The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of

Annual Report 2014	A-76

our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products.

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation with respect to our employees, clients, strategic partners and regulators. Our crisis management infrastructure has a command center that constantly monitors daily transactions, as well as media channels in which we are mentioned. Our crisis management is handled by our Focal Agent Network, which is composed of representatives appointed by our business units and that work in the monitoring of potential problems, resolution of crises, business continuity, improvement of processes and search for preventive actions; and

•	Business Continuity Plans (PCN): procedures and information developed, consolidated and maintained so they are available for use in possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the fast and safe resumption of our operations, our PCNs have established corporate-wide customized actions for our lines of business, including by means of:

−	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
−	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations;

−	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and
−	Processes Contingency Plan: alternatives for carrying out the critical processes identified in each of our business units.

In order to keep continuity solutions aligned with applicable requirements with respect to processes, minimum resources and legal requirements, among others, the Business Continuity Program applies the following tools to analyze our organization:

•	Business Impact Analysis (BIA): evaluates how critical it is to resume processes that support the delivery of products and services. Through this analysis, we define priorities for resuming activities;
•	Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to respond to business interruptions; and
•	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. The efficiency of our controls is evaluated against potential threats in order to identify vulnerabilities so that controls may be adjusted or implemented to enhance the resilience level of our critical facilities.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ Corporate_Business_Continuity_Policy.pdf, for further details about our Corporate Business Continuity Policy.

Liquidity Risk

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected current and future obligations, including those from guarantee commitments, without affecting its daily operations and not incurring significant losses.

Our liquidity risk control is carried out by an independent group of our business units and is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows in different timeframes, proposing and monitoring liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit units.

The liquidity risk measurement has to comprise all financial trades of our companies, as well as possible contingent and unexpected exposures, such as derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

Pursuant to the requirements of CMN Resolutions No. 4,090 and Central Bank Circular No. 3,393, Itaú Unibanco is required to deliver on a monthly basis its Liquidity Risk Statements (DLR) to the Central Bank. In connection with such analysis, the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources trough a continuous control of funding sources considering counterparty type, maturity and others aspects.

The basic requirement for the effectiveness of the liquidity risk control is the proper measurement of the risk exposure. The liquidity risk measurement process uses corporate systems and own applications that are internally developed.

The structure of liquidity risk management of our institution is considered adequate and in line with the best practices, allowing for the timely control of the risk. In 2014, we made investments to improve and provide more efficiency to our liquidity risk controls.

Please refer to section Performance, item Financial Performance, Results, for further details about liquidity and capital resources.

Annual Report 2014	A-77

We have diversified sources of funding, of which a significant portion comes from the retail segment. Our principal sources of funds are deposits, securities sold under repurchase agreements from own issue and funds from acceptances and issuance of securities.

Please refer to section Performance, item Financial Performance, Liabilities, for further details about funding and results and item Consolidated Financial Statements (IFRS), Note 17 – Deposits, Note 19 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Debts, and Note 36 – Management of Financial Risks for further details.

Please refer to section Our Risk Management, item Regulatory Environment, for further details about the implementation of Basel III in Brazil.

Social and Environmental Risk

In managing our business, we continuously take into consideration the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities that impact on the environment or human health.

Our social and environmental risk management is dealt with our Social and Environmental Risk Committee and its main responsibility is to propose institutional policies with respect to our activities and operations’ exposure to social and environment risk and formalize them by means of internal regulations and procedures.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ SOCIAL_ENVIRONMENTAL_RISK_POLICY.pdf, for further details about our Social and Environmental Risk Policy.

In addition to seeking the development of several internal processes aimed at the control and the mitigation of events that may lead to the occurrence of the social and environmental risk, we consistently seek to evolve in the management of the social and environmental risk, taking into account the challenges as to changes in and demands of society. Among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects in our business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others.

Reputational Risk

We define reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of our bank among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, enter into new businesses and maintain continued access to financing sources.

Since the reputational risk directly or indirectly permeates all of our operations and processes, we have an infrastructure that seeks to ensure that potential reputational risks are identified, analyzed and managed while in the initial phases of its operations and the analysis of new products.

In general, our reputation is based on our strategy (vision, culture and skills) that is built from the direct or indirect experience of its stakeholders by means of the three following interactions:

•	Acting: what we do;
•	Communication: what we communicate; and
•	Influence of third parties: what others say about us.

In order to maintain our strong reputation and avoid negative impact on the perception of our image by many stakeholders, reputational risks are addressed by many internal processes and initiatives which, in turn, are supported by internal regulations with the main purpose of providing mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which we could become exposed. They include:

•	Process for the prevention of the use of Itaú Unibanco in unlawful acts;
•	Crisis management process and business continuity;
•	Processes and guidelines of the governmental and institutional relations;
•	Corporate communication process;
•	Brand management process;
•	Ombudsman offices initiatives and commitment to customer satisfaction; and
•	Ethics guidelines and prevention of corruption.

Regulatory Risk

The regulatory risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impact on our various departments and monitoring the implementation of actions directed at compliance with regulatory requirements.

We have a structured and consistent flow of procedures for addressing compliance with new rules and regulations, covering the stages of identification, distribution, monitoring and compliance, and all of these processes and procedures are applied consistently throughout our organization and established in internal rules. Risk control covers the entire life cycle of a new law or regulation from its enactment until compliance. The structure and flow for addressing the regulatory risk are composed of: (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) relationship with regulators; (iv) monitoring of action plans; and (v) prioritization of risks.

Model Risk

Our risk management has proprietary models for the management of risks that are continuously monitored and reviewed when necessary in order to ensure the effectiveness of our strategic and business decisions.

We use the best market practices to manage the model risk to which we are exposed during the entire lifecycle of a model and the stages of which may be classified into four main stages:

Annual Report 2014	A-78

development, implementation, validation and use. The best practices we apply to our model risk control include: (i) quality certification of our database, (ii) application of a list of essential steps to be taken during the model´s development, (iii) application of a conservative approach in our decision making, as applied to our models, (iv) use of external benchmarks, (v) approval of results generated in the model´s implementation, (vi) independent validation unit, (vii) validation, (viii) assessment of a model´s impact once in use and (ix) monitoring of performance.

Country Risk

Country risk is defined as risks related to our operations outside of Brazil, including losses arising from noncompliance with the financial obligations in the terms agreed-upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is or as a result of political, economic and social events related to the country.

In order to properly address country risk, we have a specific process structure aimed at ensuring that the risk is managed and controlled. These processes include: (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

We define the business and strategy risk as the risk of a negative impact on our financial results or capital as a consequence of the lack of strategic planning, the making of adverse strategic decisions, our inability to implement the proper strategic plans and/or changes in its business environment.

Since business and strategic risk can directly affect the creation of value and the feasibility of our bank, we have implemented various mechanisms to ensure that both the business and the strategic decision making processes follow proper governance standards, have the active participation of officers and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

Insurance Risk, Pension Plan and Premium Bond Products Risk

The portfolio of our insurance companies is comprised of life and elementary insurance (for example, credit life and housing), as well as pension plans and premium bond. With respect to such products, insurance risk relates to:

•	Underwriting risk is the possibility of losses arising from insurance products, pension plans and premium bond products that go against our expectations and that are directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions.

•	Market risk is the possibility of losses resulting from fluctuations in market value of assets and liabilities that comprise technical actuarial reserves.
•	Credit risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance.
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bond operations.
•	Liquidity risk is the possibility of the bank not being able to timely comply with its obligations with insurance policyholders and beneficiaries of pension funds arising from the lack of liquidity of the assets that make up the actuarial technical reserves.

Our guidelines for the risk management framework for insurance products, pension plans and premium bond products are established pursuant to our internal policies, approved by our Board of Directors and our risk management process for these risks is based on responsibilities defined and distributed between our control and business units, promoting independence between them.

Capital Management

The Board of Directors is our highest authority with respect to capital management and is responsible for monitoring capital adequacy, approving the Internal Capital Adequacy Assessment Process (ICAAP) report and analyzing the results of the independent validation of ICAAP’s models and processes, performed by our internal controls and model validation teams, as well as approving our institutional capital management policy. Additionally, the conclusions of and points of attention raised by auditors on capital management processes are submitted to the Board of Directors.

ICAAP is a process that aims to evaluate our capital adequacy level given our risk profile, our strategic guidelines and the economic environment. In order to independently validate the effectiveness of ICAAP’s processes and models, our internal controls team is responsible for evaluating our governance framework, processes, policies and activities of monitoring and reporting. Our team responsible for the technical validation of models analyzes the documentation, data, methodology, performance and the use of the models involved. The ICAAP final report and its components are approved by the Board of Directors for their consideration.

The methodologies for risk assessment and capital calculation, as well as the capital-related documents and topics are evaluated by the Senior Management Committee before its submission to the Board of Directors.

In the capital management context, we prepare a capital plan consistent with our strategic planning and designed to maintain an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environment, in addition to other external factors. Our capital plan is also approved by the Board of Directors and comprises the following:

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

Annual Report 2014	A-79

Complementing the calculation of capital to cover the risks of Pillar 1 (credit risk, market risk and operational risk), we have been developing mechanisms to identify and analyze the materiality of other risks assumed by us, in addition to methodologies for assessing and quantifying the need for additional capital to cover such risks.

In order to provide the necessary information for our officers and Board of Directors to make decisions, managerial reports are prepared and presented at committee meetings, where committee members are informed about our capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

Please refer to section Our Risk Management, item Regulatory Environment, for further details about the implementation of Basel III in Brazil.

Minimum requirements

Our minimum capital requirements are expressed in the form of ratios between the available capital, as disclosed in the form of Patrimônio de Referência (PR) or Total Capital, and the risk-weighted assets (RWA). These minimum capital requirements are consistent with a set of resolutions and circulars disclosed by the Central Bank since 2013, and which implement in Brazil the global capital requirement standards known as Basel III.

The PR consists of the sum of Tier 1 and Tier 2 Capital, as defined by CMN resolutions. The total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk. Itaú Unibanco uses the standardized approaches to calculate these risk-weighted asset amounts.

The minimum Total Capital requirement corresponds to 11 percent from October 1, 2013 to December 31, 2015, decreasing gradually to 8 percent through January 1, 2019.

Capital Composition

Pursuant to current regulations, our Patrimônio de Referência (PR), used to monitor our compliance with the capital requirements imposed by the Central Bank, is the sum of Tier 1 Capital and Tier 2 Capital, according to which:

•	Tier 1 Capital: comprises the Common Equity Tier 1 Capital (based on share capital, certain reserves and retained earnings, net from deductions and regulatory adjustments (ajustes prudenciais)), as well the Additional Tier 1 Capital (comprised of equity and debt instruments (hybrid capital instruments));
•	Tier 2 Capital: comprises eligible instruments, primarily subordinated debt, subject to regulatory adjustments.

In accordance with applicable Brazilian regulations, we must maintain our Total Capital (PR), Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements established at all times. The RWA used for assessing these minimum regulatory requirements can be determined by adding the following portions:

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

Capital Adequacy

Through our Internal Capital Adequacy Assessment Process (ICAAP), we ensure the sufficiency of our capital to cover credit, market and operational risks, which are represented by our Minimum Total Capital Required and to cover other risks we consider material.

In order to ensure our capital strength and availability of capital to support business growth, we maintain PR levels above the minimum regulatory capital required levels, based on the BIS ratio (as defined below) and on the Common Equity Tier 1, Additional Tier 1 Capital and Tier 2 Capital ratios (calculated by dividing Common Equity Tier 1, Additional Tier 1 Capital and Tier 2 Capital by the total risk weighted assets).

On December 31, 2014, our Total Capital (PR) at the financial conglomerate level reached R$129.790 million, an increase of R$4.646 million when compared to December 31, 2013, mainly due to the increase of our Tier 1 Capital.

	(In millions of R$)			(%)
	AS OF DECEMBER 31,
CAPITAL COMPOSITION (FINANCIAL CONGLOMERATE)	2014	2013	2012	2014-2013	2013-2012
Tier 1 Capital(1)	96,232	87,409	79,711	10.1	9.7
Common Equity Tier 1(2)	96,212	87,409	-	10.1	-
Additional Tier 1 Capital(3)	20	-	-	-	-
Tier 2 Capital(4)	33,559	37,734	40,654	(11.1)	(7.2)
Exclusions (funding instruments issued by financial institutions)	-	-	(420)	-	-
Total Capital (PR)	129,790	125,144	119,945	3.7	4.3
Minimum Total Capital Required “(minimum PR)”	84,488	83,099	72,798	1.7	14.2
Excess Capital in relation to Minimum Capital Required	45,302	42,045	47,148	7.7	(10.8)
Risk weighted assets (RWA)	768,075	755,441	661,797	1.7	14.1

(1)	Comprised of the Common Equity Tier 1 Capital, as well as the Additional Tier 1 Capital.
(2)	Based on share capital, certain reserves and retained earnings, net from deductions and regulatory adjustments (prudential adjustments).
(3)	Comprised of equity and debt instruments (hybrid capital instruments).
(4)	Comprised of eligible instruments, primarily subordinated debt, subject to regulatory adjustments.

Annual Report 2014	A-80

Our BIS ratio (calculated as the ratio between our Patrimônio de Referência (PR) or Total Capital and the total amount of RWA) at the financial conglomerate level reached 16.9%, on December 31, 2014, an increase compared to December 31, 2013, mainly explained due to an increase in PR which exceeded the growth in RWA. Our BIS ratio on December 31, 2014 consisted of 12.5% of Common Equity Tier 1 and 4.4% of Tier 2 Capital.

			(%)
CAPITAL RATIOS	AS OF DECEMBER 31,
(FINANCIAL CONGLOMERATE)	2014	2013	2012
BIS ratio	16.9	16.6	18.1
Tier 1 Capital	12.5	11.6	12.0
Common Equity Tier 1	12.5	11.6	0.0
Additional Tier 1 Capital	0.0	0.0
Tier 2 Capital	4.4	5.0	6.1

Our Total Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to the financial institutions included in our Financial Conglomerate, up to December 31, 2014. Beginning January 1, 2015, instead of calculating ratios for our Financial Conglomerate we shall be required to calculate them at the consolidated enterprise level, which is comprised of not only financial institutions but also collective financing plans (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

Please refer to section Our Risk Management, item Regulatory Environment, Implementation of Basel III in Brazil, for further details about minimum capital ratios.

CMN and Central Bank standards also provide for the Additional Tier 1 Capital, which corresponds to conservation (fixed) and countercyclical (variable) buffers by increasing capital requirements over time, and define new requirements to qualify instruments eligible for Tier 1 or Tier 2 Capital. Additionally, these standards establish a gradual reduction of eligibility with respect to securities outstanding issued pursuant to CMN Resolution No. 3,444.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 33 – Regulatory Capital for further details about regulatory capital.

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

We have established a program for the prevention, detection and reporting of illegal activities, based on the following pillars:

•	Client Identification Process;
•	“Know Your Client” (KYC) Process;
•	“Know your Partner ” (KYP) Process;
•	“Know Your Supplier” (KYS) Process;
•	“Know Your Employee” (KYE) Process;
•	Assessment of New Products and Services from the perspective of prevention against illicit activities;
•	Monitoring of Transactions;
•	Reporting to Regulators; and
•	Training.

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

Please refer to section Our Risk Management, item Regulatory Environment for further details about money laundering regulation and to www.itau.com.br/_arquivosestaticos/RI/pdf/en/PREVENTION_AGAINST_ILLICIT_ACT_RI2013.pdf, for further details about our Corporate Policy for the Prevention and Fight Against Illegal Activities.

Politically Exposed Persons

Our commitment to the compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of politically exposed persons, or PEPs, whether as individuals or entities.

Pursuant to our policies with respect to PEPs, only directors of sales have the authority to approve the beginning of a business relationship with a politically exposed person.

Please refer to section Our Risk Management, item Regulatory Environment for further details about politically exposed persons.

“In 2014, we intensified our focus on initiatives with respect to customer satisfaction, such as a dialogue with consumer protection associations. In addition, with our business units, we implemented improvements identified by our Ombudsman and by customer feedback, having engaged in a preventive analysis of new products”.

Claudia Politanski

Itaú Unibanco’s Executive Vice President – Legal and Ombudsman Office in
2014 and Legal, Institutional & People starting in 2015

Regulatory Environment

We are subject to regulation by, and supervision of, several entities, in accordance with the countries and segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

Annual Report 2014	A-81

•	CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. The CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil;
•	Central Bank: responsible for implementing the policies established by the CMN, authorizing the establishment the financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN;
•	CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over-the-counter markets;
•	CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities;
•	SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants; and
•	ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside of Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular United Kingdom and Switzerland; Central America and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

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

Basel III Framework

The Basel III framework increases minimum capital requirements and creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5%, composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure.

Basel III implemented a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event.” A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary: (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013.

Additional regulatory capital requirements apply to systemically important financial institutions, or G-SIFIs. The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, each of these factors receiving an equal weight of 20.0% in the assessment.

Annual Report 2014	A-82

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Law No. 12,838 of July 9, 2013 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions that do not comply with the CMN capital requirements. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are:

•	Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution;
•	Suspension of payment of interest in case of non-compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or writen-off. These determinations will not be considered a default by the financial institution and will not accelerate the maturity of its other debts; and
•	Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution.

CMN and the Central Bank have issued several rules which detail the implementation of the Basel III framework in Brazil.

Brazilian banks’ minimum total capital ratio is calculated as the sum of the following three components:

•	Regulatory capital (patrimônio de referência);
•	A capital conservation buffer (to increase the loss absorption ability of financial institutions); and
•	A countercyclical capital buffer (to address the risk of excessive credit growth).

Brazilian banks’ regulatory capital continues to be comprised of Tier 1 Capital and Tier 2 Capital.Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments to be automatically written off or converted to equity upon a “trigger event“. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation.

Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022.

The CMN established the capital conservation and countercyclical capital buffers for Brazilian financial institutions through the establishment of Additional Core Capital (Adicional de Capital Principal) requirements. The Additional Core Capital required will be determined by the Central Bank within a range predefined by the CMN: the minimum requirement set by the CMN corresponds to the capital conservation buffer and any additional amount required by the Central Bank will correspond to the countercyclical capital buffer. No countercyclical capital buffer will be required in Brazil when the Additional Core Capital requirement is phased-in on January 1, 2016. In the event of non-compliance with this requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to shareholders; and (iii) repurchase its own shares and effect reductions in its share capital.

Beginning on October 1, 2015, a minimum LCR in a standardized liquidity stress scenario will be required for banks with total assets in excess of R$ 100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Banks will also be required to effect public disclosures of their LCR quarterly after April 1, 2016.

Annual Report 2014	A-83

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III. The figures presented below refer to the percentage of the financial institution’s risk-weighted assets.

								(%)
	FROM OCTOBER 1,	FROM JANUARY 1,
	2013	2014	2015		2016	2017	2018	2019
Common equity Tier 1	4.5	4.5	4.5		4.5	4.5	4.5	4.5
Tier 1 Capital	5.5	5.5	6.0		6.0	6.0	6.0	6.0
Total regulatory capital	11.0	11.0	11.0		9.875	9.25	8.625	8.0
Capital conservation buffer	-	-	-		0.625	1.25	1.875	2.5
Countercyclical capital buffer	-	-	-		Up to 0.625	Up to 1.25	Up to 1.875	Up to 2.5
Liquidity coverage ratio			60	(1)	70	80	90	100

(1) From October 1, 2015.

The Central Bank has also established the calculation methodology for the leverage ratio. However, it has not yet determined a minimum ratio. Banks will be required to prepare public disclosures of their leverage ratios quarterly after October 1, 2015.

The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs, which include: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, with each of these factors receiving an equal weight of 20.0% in the assessment. This assessment should be carried out by banks with Total Exposure – the denominator for the leverage ratio – in excess of R$ 500 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. However, no additional loss absorbency requirements for Brazilian G-SIFIs has been established.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level, as defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial).

In addition to the resolutions and circular letters issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was issued, allowing the determination of deemed credit based on tax credits arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of financial bills, allowing for the inclusion of clauses for the suspension of the stipulated compensation and the termination of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by the CMN.

The CMN requires Brazilian financial institutions to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

Implementation of Basel III in Brazil — Expected Future Rules

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

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions. Please refer to item Taxation for further details about tax on foreign exchange transactions.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered comercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements

Annual Report 2014	A-84

(Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

Beside legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Liquidity and Fixed Assets Investment Regime

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Lending Limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, entering into derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

Credit Exposure Limits

For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government, (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government, (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves, (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it, and (v) a municipal district, jointly with all entities directly or indirectly controlled by it.

Registration and Centralized Deposit of Financial Assets

On January 8, 2015, the Central Bank issued Circular No. 3,743, which regulates the registration and deposit of financial assets in Brazil, as well as the registration of encumbrances/liens on deposited assets. The regulation aims to facilitate the control and registration of financial assets.

Risk Weighted Asset Calculation

On December 17, 2014, the Central Bank issued Circular No. 3,739, which provided certain modifications for the calculation of risk weighted assets, in relation to the required capital for a standardized approach of Risk-Weighted Assets for Operational Risk (RWAOPAD).

The regulations established rules for calculating the RWAOPAD of institutions that are part of “consolidated enterprise levels” (conglomerado prudencial). These calculations, in accordance with the rules, are to use the data from the semesters in which consolidated financial statements from the consolidated enterprise levels are required.

Compulsory deposit requirements

In 2014 the Central Bank amended the regulations applicable to compulsory deposit requirement. The amendments enacted by the Central Bank aim at increasing the liquidity in the Brazilian economy by increasing the deductions that Brazilian financial institutions may use for the purposes of calculating the amount of their compulsory deposits requirements.

The regulations issued in July and August 2014: (i) limit the amount of compulsory deposits which accrue interest, and (ii) modify the list of and increase the percentage of assets eligible for deduction from the compulsory deposit requirement. In October a new regulation allowed financial institutions to deduct from the compulsory deposit requirement an amount equivalent to (a) the outstanding amount of its working capital loans extender on or after October 27, 2014 that exceeds (b)(i)the daily average of working capital loans extended between January 1 and June 30, 2014, excluding refinancings, multiplied by (ii) the amount of business days elapsed since October 27, 2014.

In January 2015, the Central Bank enacted a new regulation pursuant to which financial institutions may reduce their compulsory deposit requirements on demand deposits by the outstanding balance of financings that meet certain criteria.

Socio-Environmental Responsibility Policy

On April, 28, 2014, the CMN enacted a new regulation establishing the guidelines for the implementation of a socio-environmental responsibility policy applicable to financial institutions (the Responsibility Policy). The Responsibility Policy must take into account the level of exposure of the activities of the financial institution to socio-environmental risks and be compatible with the nature of the financial institution and the complexity of its activities, services and products.

The Responsibility Policy must guide the socio-environmental actions of financial institutions in conducting their businesses, their relationship with clients and users of their products and services. The Responsibility Policy must also guide the financial institution’s relationship with its personnel and with any others affected by the financial institution’s activities. In addition, the Responsibility Policy must provide for the management of socio- environmental risks, which will be one of the several categories of risk that financial institutions are exposed to according to Brazilian regulation.

Financial institutions are required to have a Responsibility Policy and an action plan to guide its implementation in place by 2015. Our Responsibility Policy and action plan were approved by our Board of Directors in October 2014 and published internally in November 2014.

Anti-Corruption Law

In January 2014, a new Brazilian anti-corruption law came into force which establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition to undertake financing with public entities and prohibition to participate in

Annual Report 2014	A-85

public biddings. The law authorizes however, the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015. The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLITICA_CORPORATIVA_DE_PREVENCAO_A_CORRUPCAO_ENGL. pdf for further details about our Bribery Prevention Corporate Policy.

Loans and Advances to Related Parties

Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:

(i)	officers, and members of the board of directors, fiscal council, advisory councils and other statutory committees, as well as their spouses, ascendants, descendants and collateral relatives to the second degree, either blood relatives or in-laws;
(ii)	individuals or legal entities that directly or indirectly control the financial institution or hold more than 10% of the financial institution’s share capital;
(iii)	legal entities directly or indirectly controlled by the financial institution or legal entities in which the financial institution directly or indirectly holds more than 10% of the share capital; or
(iv)	legal entities directly or indirectly controlled by the individuals mentioned in items “a” and “b” above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Compensation of Directors and Officers of Financial Institutions

Compensation policies applicable to management of financial institutions, particularly the rules on variable compensation, are regulated by the CMN.

If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders (claw back).

Our compensation policy complies with Brazilian regulatory requirements and our principles and practices of seeking to increase alignment between the interests of our stockholders and our management.

For further information, see section Our Governance, item Corporate Governance, Directors’ and Senior Management’s Compensation.

Antitrust Regulation

The Brazilian Antitrust Law sets forth that transactions resulting in economic concentration should be previously submitted for approval to CADE, the Brazilian antitrust regulator, provided that they meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction before CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the annulment of the relevant agreement and potential administrative proceedings.

Financial conglomerates shall submit transactions in various industries to CADE’s approval. Additionally, Circular No. 3,590/12 of Central Bank requires submission of concentration acts involving two or more financial institutions to the Central Bank’s approval in the following cases: (i) acquisition of corporate control, (ii) merger, (iii) acquisition or (iv) transfer of the business to another financial institution, and (v) another transactions that lead institutions to increase market share in the market segments which operates.

With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, the matter remains undefined, and the uncertainty around whether the CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for approval all concentration acts in the banking sector not only to the Central Bank but also to CADE.

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

(1) Our credit classification also takes into account the client´s credit profile, which may negatively impact the past due classification.

Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty (PD) by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2.4(g) VIII to our consolidated financial statements under IFRS. The risk levels are categorized as “lower risk,” “satisfactory,” “higher risk,” and “impaired” based on the probability of default, following an internal scaling, as set out in Note 36 to our consolidated financial statements under IFRS.

Annual Report 2014	A-86

Bank Insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to financial institutions (private or public, but not federal) or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime.

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

Intervention

Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution’s management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution’s regular activities or the declaration of extrajudicial liquidation or bankruptcy.

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial Liquidation

Extrajudicial liquidation generally corresponds to the process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to shareholders. Controlling shareholders may be held responsible for remaining liabilities.

The extrajudicial liquidation (i) suspends actions and executions related to the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution's obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.0125% of the amount of the balances of accounts corresponding to the obligations that are the subject matter of the ordinary guarantee and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC.

Payment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance, except for workers’ compensation insurance, directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

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

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime.

Annual Report 2014	A-87

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

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force – FATF, financial institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions, if any. These records should be kept up-to-date;
•	checking the compatibility between the movement of funds of a client and such client's economic and financial capacity;
•	checking the origin of funds;
•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;
•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;
•	paying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indicators of fraud in the identification of the client or transaction; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
•	determining criteria for hiring personnel and offering anti-money laundering training for employees;
•	establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;
•	establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);
•	requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000; and
•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.

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

In August 2013, the Brazilian Association of Banks (Federação Brasileira de Bancos, or FEBRABAN) enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

Politically Exposed Persons (PEPs)

PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

Portability of Credit Transactions

On December 20, 2013, the CMN enacted a new resolution, which became effective on May 2, 2014, providing for the portability of credit transactions, defined as the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The rule establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability.

On April 16, 2014, the Central Bank issued a circular letter explaining that the impossibility of alternative procedures for the transfer of credit transactions encompasses the use of any other means, including so-called "debt purchases".

On April 23, 2014, the Brazilian Association of Banks (Associação Brasileira de Bancos, or ABBC); Brazilian Association of International Banks (Associação Brasileira de Bancos Internacionais, or ABBI); Brazilian Association of Real Estate Loans and Savings Companies (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança, or ABECIP); Brazilian Association of Leasing Companies (Associação Brasileira das Empresas de Leasing, or ABEL); National

Annual Report 2014	A-88

Association of Credit Institutions Finance and Investment (Associação Nacional das Instituições de Crédito, Financiamento e Investimento, or ACREFI); National Association of Financial Companies and Automakers (Associação Nacional das Empresas Financeiras das Montadoras, or ANEF); and FEBRABAN; defined, together with the Interbank Chamber Clearing House (Câmara Interbancária de Pagamentos, or CIP), the operational procedures for compliance with CMN Resolution No. 4,292/2013.

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

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package.

Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees, and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

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

Correspondent agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that by February 24, 2014, employees of all correspondent agents must have applied for the process to hold a technical certification authorizing them to serve customers involved in credit and leasing operations, which must be completed until March 02, 2015.

Banking Secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	the disclosure of information with the express consent of the interested parties;
•	the exchange of information between financial institutions for record purposes;
•	the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
•	the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; and
•	the disclosure of information in compliance with a judicial order.

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

Please refer to section Our risk management, item Regulatory environment, for further information about the regulation of the Brazilian Securities Market.

Annual Report 2014	A-89

Disclosure Requirements

Under CVM rules, publicly traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.

Asset Management Regulation

The Brazilian asset management regulation requires asset managers to obtain previous registration with the CVM to perform the services of portfolio management and fund administration.

Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration, according to CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civil and administratively liable for losses arising from either intentional acts or negligence in conducting our activities.

The CVM has regulatory powers to oversee these activities, including to impose fines and other sanctions on registered asset managers.

Funds of foreign investors

On September 29, 2014, the CMN issued Resolution No. 4,373/2014, which amended and consolidated all of CMN’s rules applicable to (i) foreign investment in the Brazilian financial and capital markets and (ii) depositary receipts. Accordingly, Resolution No. 2,689/2000 (which addressed foreign investments in the Brazilian financial and capital markets) and Resolutions No. 1,289/1987 and 1,927/1992 (which regulated depositary receipts), among others, were revoked.

Pursuant to Resolution No. 4,373/2014, the most significant changes in the rules applicable to foreign investment in the Brazilian financial and capital markets are: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of non-resident investors in Brazil for purposes of any investments made within the purview of Resolution No. 4,373/2014; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) allowing for funds held in a foreign investor account (conta de domiciliado no exterior) maintained at a bank in Brazil to be used for investments denominated in Brazilian currency.

The new regulation also amended the rules applicable to depositary receipts, by allowing the issuance of depositary receipts based on (i) any security issued by Brazilian companies registered with the CVM (companhias abertas), in contrast to the previous rules which limited the issuance of depository receipts to equity securities, and (ii) credit instruments issued by financial institutions and other types of institutions registered with the CVM and authorized by the Central Bank, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência).

Resolution No. 4,373/2014 is subject to the implementation of regulations to be issued by the CVM and the Central Bank and will become effective on March 30, 2015.

Internet and E-Commerce Regulation

On April, 2014, a new law (Federal Law No. 12,965/2014) establishing the regulatory framework for Internet services was enacted in Brazil. This law sets forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality. Also, certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the Internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of Internet orders. With respect to financial products, existing regulation only addresses the product supplier’s obligation to report to the financial institution or credit card administrator that a transaction should not be charged to the consumer or that a charge should be reversed. In addition, computer hacking offenses were criminalized in Brazil in 2012.

In light of the increased use of electronic channels in the Brazilian banking industry, the CMN has enacted a number of resolutions over the past few years in order to provide or establish:

•	that Brazilian residents may open deposit bank accounts by electronic means, which includes the Internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds;
•	the requirements related to the verification of a client’s identity;
•	that all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels; and
•	the opening of deposit bank and savings accounts that can be used exclusively through electronic means.

On April 10, 2014 FEBRABAN, Brazilian Federation of Banks issued a regulation on hiring credit through remote channels (such as ATM’s, call center and Internet Banking), setting forth minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency.

Regulation on Payment Agents and Payment Arrangements

A Brazilian law enacted in October 2013 established the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquirers a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

Annual Report 2014	A-90

In November 2013, the CMN and the Central Bank published a set of rules referring to payment arrangements and payment agents, which became effective in May 2014. This regulation establishes: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019; among other matters.

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

Regulation of Independent Auditors

In accordance with CMN regulation establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and all audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution before three fiscal years of being rotated-off.

CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represents 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the prior 12 months.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation:

•	An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system;
•	A description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and
•	Others reports required by Central Bank.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must retained and made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS). Please refer to Context, item Context of this Report, About our financial information for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to any services provided by independent auditors other than audit services that represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for audit of financial statements. Please refer to Our Governance, item Audit Committee, for further details about Fees and Services of the Main Auditors.

Annual Report 2014	A-91

Taxation

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with respective rates, are as follows:

TAX	RATE	TAX CALCULATION BASIS

IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)

CSLL (Social Contribution on Net Income)	15.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)

COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies and capitalization entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies and capitalization entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

ISS (Service Tax)	2.0% to 5.0%	Price of service rendered

IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica, or IRPJ), and social contribution on profits (Contribuição Social Sobre o Lucro Líquido, or CSLL) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

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

Contribution on Social Integration Program and So-cial Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (Contribuição para o Programa da Integração Social, or PIS) and social security financing contribution (Contribuição Social para o Financiamento da Seguridade Social, or COFINS).

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

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 37 – Supplementary Information and Note 32 – Provisions, contingencies and other commitments, IV – Program for Cash or Installment Payment of Federal Taxes, for information regarding Law No. 12,973/2014.

Service Tax

The tax on services (Imposto sobre Serviços de qualquer Natureza, or ISS) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

Tax on Financial Transactions

The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the

Annual Report 2014	A-92

Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

APPLICABLE RATES
(RATES MAY BE CHANGED BY A DECREE ENACTED BY THE BRAZILIAN
TYPE OF	GOVERNMENT UP TO A MAXIMUM RATE, AS DESCRIBED BELOW, WHICH MAY
TRANSACTION	BECOME EFFECTIVE AS OF ITS PUBLICATION DATE)

Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and credit transactions	IOF/Credit: 0.0041% (individuals and legal entities) per day, until it reaches the 1.5% limit, in 365 days, plus 0.38% Maximum rate: 1.5% per day (plus 0.38%)

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

Taxation of onshore credit transactions

On January 20, 2015 the Executive Branch enacted Decree No. 8,392, which amended the Tax on Financial Transactions (Imposto Sobre Operações de Crédito, Câmbio e Seguro, e Sobre Operações Relativas a Títulos e Valores Mobiliários, or IOF) regulations in force, so as to establish new tax rates applicable to onshore credit transactions entered into with individuals. According to such new regulation, the IOF tax rate is increased to 0.0082% per day plus a flat surtax of 0.38%. The former IOF tax rate was 0.0041% per day plus the 0.38% surtax.

Taxation of cross-border loans

On October 7, 2014, as of the enactment of, the Executive Branch enacted Decree No. 8,325 reducing to 181 days the minimum average maturity term that cross-border external loans registered before the Central Bank would have to comply with in order to benefit of a 0% rate of the IOF tax levied on the settlement of foreign exchange transactions for the inflow of funds into Brazil. Cross-border loans whose maturity terms are lower than 181 days are subject to the IOF at a 6% rate.

U.S. Foreign Account Tax Compliance Act (FATCA)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the U.S. Internal Revenue Service (IRS) regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities (NFFEs) and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions (FFIs).

To the extent a U.S. withholding agent is not able to properly document an account, it will be required to deduct 30% FATCA withholding on certain payments of U.S. source income paid on or after July 1, 2014. Gross proceeds from the sale of property that would yield U.S. source dividends or interest are subject to withholding beginning July 1, 2017.

U.S. tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most important types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money.

The United States collaborated with other governments to develop Intergovernmental Agreements (IGAs) to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.

More than 40 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and the United Kingdom. In addition, more than 50 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information.

There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are enabled to implement account opening and due diligence procedures to identify U.S. accounts but report them directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan).

Pursuant to FATCA, the issuer or any other financial institution to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to an agreement entered into by such financial institution with the U.S., an agreement entered into by a relevant jurisdiction with the U.S. (IGA) or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, which information may be provided to the U.S. Internal Revenue Service; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass-thru payments” made after December 31, 2016, with respect to the preferred shares or ADSs if either (x) such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”) or (y) such payments are made to an FFI (as defined under FATCA) that has not entered into a similar agreement with the U.S. (and is not otherwise required to comply with FATCA under applicable law or an IGA). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including final regulations. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

Annual Report 2014	A-93

Exchange Controls

Individuals or legal entities domiciled outside Brazil may own our stock through ADSs negotiated in a U.S. Exchange or through direct investments in the Brazilian Market.

However, the right to convert dividend payments and proceeds from the sale of our shares, in the Brazilian Market, into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment and foreign currency legislation which generally requires, among other things, the documentary evidence that provides the validity and proves the economic legitimacy of the exchange operation and that the relevant investment be registered with the Central Bank and the CVM, as applicable.

In case the investment in our stock is made through ADS, the ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian of preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad.

In case the investment in our stock is made directly in the Brazilian Market, such investment needs to be registered with the Central Bank either as (i) a foreign direct investment, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) a portfolio investment, the Electronic Declaratory Registration of Portfolio (RDE – Portfolio).

The foreign direct investment (RDE-IED) enables non-resident investors to hold stock of companies in Brazil. On the other hand, the portfolio investment (RDE – Portfolio) entitles certain foreign investors to invest not only in stocks, but also in almost all financial assets and securities, and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements of the regulation are fulfilled.

Registration under RDE – Portfolio affords favorable tax treatment to non-resident investors who are not residents or domiciled in tax haven jurisdictions, as defined by Brazilian tax laws.

Annual Report 2014	A-94

Pode usar que o computador é seu.
O terminal do cliente
Unibanco é mais avançado.
Pode escrever.
UNICAIXA
1980s:
Self-service banking kiosk campaign for Unibanco clients

Caixa Eletrônico
Itaú
O Itaú está com você e não fecha.
Campaign to encourage the use of ATMs

5 Performance

Message from the Chief Financial Officer

Dear Reader,

The year 2014 provided us with excellent results and outstanding profitability, which is the result of a strategy established in 2011 based on the reassessment of the institution’s risk appetite, with a focus on the loan portfolio quality improvement, on ongoing investment in efficiency and productivity gains and on the sustainable development of revenues from insurance and services.

The two important pillars that support this strategy are technology and client satisfaction. Over the past few years, we invested more than R$11 billion in various fronts, such as the construction of a new data center, which will increase our processing capacity considerably in an extremely modern and efficient environment, the development of new applications and the modernization of our operational platforms, preparing such platforms for a digital world. All these investments are intended, primarily, to improve client service through a focus on more convenience, mobility and availability.

The quality of our balance sheet has also improved as we presented a high level of liquidity and a solid capital base, with very comfortable gearing ratios considering the current economic climate in Brazil, our major market of operation. In this context, if we were to fully implement our anticipated measures to address the new capital requirements established by Basel and adopted by the Central Bank of Brazil, our core capital would already be sufficient to meet them, reaching 11.9% after the application of a few optimization measures that are already in progress.

In an environment of rapid technological changes and growing regulatory demands, including with respect to consumers, Itaú Unibanco has been reinforcing its policies and developing an even stronger risk culture. In this context, our corporate governance prioritizes effective controls and compliance with the rules established in the many countries where we operate by means of a clear segregation of functions and a formal definition of roles and responsibilities between the control and business units. Additionally, other joint forums ensure an even more robust corporate governance environment, such as the Audit Committee, composed of six independent members, and the Fiscal Council, composed of another three members who are also independent.

Regarding our financial statements, we continue to invest to prepare them in accordance with the highest levels of transparency, consistency and quality, extending their use and value added for our many stakeholders. As recognition for these investments, it is worth noting that in 2014 we were, for the second consecutive year, at the top of the rankings prepared by Company Reporting in its IFRS Annual Report Benchmarking, a report that assesses, on an independent basis, the financial statements disclosed by many companies from all over the world. Additionally, also for the second consecutive year, we received the Best Annual Report award from IR Awards Brazil. Finally, it is worth remembering that Itaú Unibanco was the first financial institution in Brazil to publish the Integrated Report in accordance with the guidance of the International Integrated Reporting Council, showing its commitment to the community of analysts, investors and society in general.

Enjoy your reading!

Annual Report 2014	A-96

Performance

Financial Performance

Significant Accounting Policies

General Aspects

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

		(In millions of R$)
ALLOWANCE FOR LOAN AND LEASES LOSSES	2014	2013	2012
Amount Recognized in the Balance Sheet	22,392	22,235	25,713
Expense Recognized in the Income Statement	18,832	17,856	23,982

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as held-for-trading and available-for-sale as well as other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our consolidated financial statements. We present information on the fair value of our financial instruments in the table below as of December 31, 2014, 2013 and 2012.

	(In millions of R$, except percentages)
FINANCIAL INSTRUMENTS	AS OF DECEMBER 31,
RECORDED AT FAIR VALUE	2014	2013	2012
Assets
Held-for-trading	132,944	148,860	145,516
Designated at fair value through profit or loss	733	371	220
Derivatives	14,156	11,366	11,597
Available-for-sale	78,360	96,626	90,869
Total	226,193	257,223	248,202
Share (derivatives/total – %)	6.3	4.4	4.7
Liabilities
Held-for-trading	520	371	642
Derivatives	17,350	11,405	11,069
Total	17,870	11,776	11,711
Share (derivatives/total – %)	97.1	96.8	94.5

We determine the fair value of our financial instruments based on International Financial Reporting Standard 13 (IFRS 13), which defines fair value as the amount for which an asset could be exchanged or a liability transferred in an orderly transaction between market participants.

According to IFRS 13, there are different levels of inputs that may be used to measure the fair value of financial instruments classified as levels 1, 2 and 3.

•	Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
•	Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and
•	Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the

Annual Report 2014	A-97

measurement date. We present information on our level 3 financial instruments in the table below as of December 31, 2014, 2013 and 2012.

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,
LEVEL 3	2014	2013	2012
Held-for-trading	790	27	20
Available-for-sale securities	5,404	6,489	2,489
Net position of derivatives	77	119	144
Total	6,271	6,635	2,653
(Held-for-trading + Available-for-sale securities)/Total Level 3 (%)	98.8	98.2	94.6

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 31 – Fair Value of Financial Instruments for further details.

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

Contingent liabilities for which provisions are recorded and those classified as having a “possible” likelihood of loss are evaluated based on our best estimates, using models and criteria that allow for their proper evaluation despite the uncertainty that is inherent to terms and amounts.

Significant Changes in Accounting Standards

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2.2 – New Pronouncements; Changes to and Interpretations of Existing Pronouncements for further details about information on significant changes in accounting standards.

Accounting Practices Adopted in Brazil

Our books and records are maintained in Brazilian reais, the official currency in Brazil, and our consolidated financial statements, for statutory and regulatory purposes, are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are applicable to institutions authorized to operate by the Central Bank. The accounting principles and standards generally applicable under Brazilian GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee, or CPC, which started issuing standards in 2007, and by the Federal Accounting Council. In the case of companies subject to regulation by the Central Bank, such as Itaú Unibanco Holding, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, the CVM and other regulatory bodies, such as the SUSEP and the Central Bank, provide additional industry-specific guidelines.

Regulation Applicable to the Presentation of the Financial Statements

Brazilian regulations establish specific rules for the consolidation of financial statements by financial institutions. Under current Central Bank regulations, financial institutions, except for credit cooperatives, are required to prepare consolidated financial statements including investments directly or indirectly held in other companies, individually or jointly controlled, and with respect to which such financial institutions have (i) the right to appoint or designate the majority of the company’s board of directors; (ii) the right to appoint or remove the majority of the company’s executives and directors; and/or (iii) operational or shareholding control. These regulations apply to the entire group to which a financial institution belongs.

Assets

Portfolio of Securities and Derivative Financial Instruments

General information

We present below our portfolio of held-for-trading financial assets, available-for-sale financial assets, held-to-maturity financial assets and derivative financial instruments as of December 31, 2014, 2013 and 2012.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see section Performance, item consolidated financial statement (IFRS), Note 13 – Investments in associates and joint ventures. Held-for-trading and available-for-sale financial assets are stated at fair value and held-to-maturity financial assets are stated at amortized cost. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details.

As of December 31, 2014, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$134,791 million and R$135,587 million, respectively, which represented 134.0% of our consolidated stockholders’ equity

Annual Report 2014	A-98

as of that date. As of December 31, 2014, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative assets and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on BM&FBovespa.

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

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,
	2014	% OF TOTAL	2013	% OF TOTAL	2012	% OF TOTAL
Held-for-trading financial assets	132,944	100.0	148,860	100.0	145,516	100.0
Investment funds	870	0.7	1,062	0.7	1,468	1.0
Government securities – domestic	88,307	66.4	113,039	75.9	112,492	77.3
Brazilian government securities	86,393	65.0	111,135	74.7	111,206	76.4
Brazilian external debt bonds	1,914	1.4	1,904	1.3	1,286	0.9
Government securities – abroad	1,540	1.2	679	0.5	872	0.6
Argentina	628	0.5	99	0.1	106	0.1
United States	448	0.3	18	0.0	345	0.2
Mexico	3	0.0	182	0.1	225	0.2
Chile	132	0.1	6	0.0	108	0.1
Paraguay	128	0.1	-	-	-	-
Uruguay	41	0.0	41	0.0	33	0.0
Colombia	88	0.1	226	0.2	34	0.0
Belgium	-	-	107	0.1	-	-
Peru	-	-	-	-	21	0.0
Other	72	0.1	-	-	-	-
Corporate securities	42,227	31.8	34,080	22.9	30,684	21.1
Shares	2,351	1.8	2,896	1.9	2,815	1.9
Securitized real estate loans	3,281	2.5	3,006	2.0	21	0.0
Bank deposit certificates	1	0.0	12	0.0	2,933	2.0
Debentures	4,243	3.2	5,097	3.4	4,636	3.2
Eurobonds and other	1,061	0.8	1,278	0.9	1,612	1.1
Financial credit bills	30,711	23.1	21,566	14.5	18,441	12.7
Promissory Notes	577	0.4	27	0.0	20	0.0
Other	2	0.0	198	0.1	206	0.1
Held-for-trading financial assets as a percentage of total assets (%)	11.8		14.5		15.2

We note that Brazilian government bonds represented over 65.0% of our portfolio of held-for-trading securities in 2014. Brazilian government bonds represented 7.7% of total assets in the same period.

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

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,
	2014	% OF TOTAL	2013	% OF TOTAL	2012	% OF TOTAL
Available-for-sale financial assets	78,360	100.0	96,626	100.0	90,869	100.0
Investment funds	141	0.2	211	0.2	255	0.3
Government securities – domestic	25,625	32.7	39,648	41.0	43,527	47.9
Brazilian government securities	14,391	18.4	27,939	28.9	25,462	28.0
Brazilian external debt bonds	11,234	14.3	11,709	12.1	18,065	19.9
Government securities – abroad	8,619	11.0	8,658	9.0	7,137	7.9
United States	726	0.9	1,101	1.1	375	0.4
Italy	70	0.1	94	0.1	-	-
Denmark	2,699	3.4	2,631	2.7	2,554	2.8
Spain	783	1.0	-	-	-	-
Korea	1,782	2.3	2,455	2.5	1,662	1.8
Chile	1,119	1.4	1,047	1.1	1,534	1.7
Paraguay	849	1.1	638	0.7	491	0.5

Annual Report 2014	A-99

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,
	2014	% OF TOTAL	2013	% OF TOTAL	2012	% OF TOTAL
Uruguay	243	0.3	420	0.4	294	0.3
Belgium	57	0.1	51	0.1	71	0.1
France	133	0.2	88	0.1	57	0.1
United Kingdon	-	-	-	-	83	0.1
Netherlands	151	0.2	126	0.1	-	-
Other	7	0.0	7	0.0	16	0.0
Corporate securities	43,975	56.1	48,109	49.8	39,950	44.0
Shares	1,999	2.6	2,025	2.1	3,812	4.2
Securitized real estate loans	2,522	3.2	12,275	12.7	8,568	9.4
Bank deposit certificates	1,281	1.6	2,181	2.3	391	0.4
Debentures	20,245	25.8	15,507	16.0	13,964	15.4
Eurobonds and others	6,707	8.6	4,896	5.1	5,596	6.2
Promissory notes	1,397	1.8	1,227	1.3	777	0.9
Rural Product Note	1,408	1.8	625	0.6	778	0.9
Financial credit bills	8,005	10.2	8,804	9.1	5,720	6.3
Other	411	0.5	569	0.6	344	0.4
Available-for-sale financial assets as a percentage of total assets (%)	7.0		9.4		9.5

Brazilian government bonds and debt securities of companies represented 18.4% and 56.1%, respectively, of our portfolio of available-for-sale securities in 2014. Brazilian government bonds and debt securities of companies classified as available-for-sale securities, which are used a hedge for our subordinated debt portfolio, represented 1.3% and 3.9%, respectively, of total assets in the same period.

Held-to-maturity

Listed below are non-derivative financial assets that with respect to which we have the intention and financial ability to held to maturity. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 11 – Held to Maturity Financial Assets, for further details.

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,
	2014	% OF TOTAL	2013	% OF TOTAL	2012	% OF TOTAL
Held-to-maturity financial assets	34,434	100.0	10,116	100.0	3,202	100.0
Government securities – domestic	20,859	60.6	10,092	99.8	3,131	97.8
Brazilian government securities	10,555	30.7	3,778	37.4	3,013	94.1
Brazilian external debt bonds	10,304	29.9	6,314	62.4	118	3.7
Government securities – abroad – Uruguay	26	0.1	23	0.2	20	0.6
Corporate securities	13,549	39.3	1	0.0	51	1.6
Debentures	-	-	-	-	-	-
Eurobonds and others	2	0.0	1	0.0	51	1.6
Securitized real estate loans	13,547	39.3	-	-	-	-
Held-to-maturity financial assets as a percentage of total assets (%)	3.1		1.0		0.3

Derivatives

Derivatives are classified on the date of their acquisition in accordance with management’s intention to use them as a hedging instrument, as determined by Brazilian regulations. Our derivatives portfolio (assets and liabilities) is composed of futures, forward, swaps, options and credit derivatives, as stated in the table below (Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 8 – Derivatives for further details):

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,
DERIVATIVE FINANCIAL INSTRUMENTS	2014	% OF TOTAL	2013	% OF TOTAL	2012	% OF TOTAL
Assets
Futures	-	-	-	-	-	-
Options premiums	2,872	20.3	1,717	15.1	1,906	16.4
Forwards (Brazil)	2,394	16.9	3,315	29.2	3,530	30.4
Swaps – difference receivable	4,816	34.0	4,442	39.1	3,686	31.8
Credit derivative	122	0.9	686	6.0	728	6.3
Forwards (offshore)	2,106	14.9	555	4.9	379	3.3
Check of swap – companies	93	0.7	88	0.8	35	0.3
Others	1,753	12.4	563	5.0	1,333	11.5
Total derivative financial instruments assets	14,156	100.0	11,366	100.0	11,597	100.0
Derivative financial instruments as percentage of total assets (%)	1.3		1.1		1.2

Annual Report 2014	A-100

	(In millions of R$, except percentages)
	AS OF DECEMBER 31,
DERIVATIVE FINANCIAL INSTRUMENTS	2014	% OF TOTAL	2013	% OF TOTAL	2012	% OF TOTAL
Liabilities
Futures	(354)	2.0	(33)	0.3	(23)	0.2
Options premiums	(3,057)	17.6	(1,921)	16.8	(2,281)	20.6
Forwards (Brazil)	(682)	3.9	(1,862)	16.3	(2,293)	20.7
Swaps – difference payable	(9,534)	55.0	(6,111)	53.6	(5,068)	45.8
Credit derivative	(179)	1.0	(391)	3.4	(90)	0.8
Forwards (offshore)	(1,693)	9.8	(560)	4.9	(346)	3.1
Swaps with USD check – companies	(229)	1.3	(145)	1.3	(42)	0.4
Others	(1,622)	9.3	(382)	3.3	(926)	8.4
Total derivative financial instruments liabilities	(17,350)	100.0	(11,405)	100.0	(11,069)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder’s equity (%)	1.5		1.1		1.2

	(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2014
	NO STATED		DUE IN 1 YEAR		DUE AFTER 1 YEAR		DUE AFTER 5 YEARS		DUE AFTER
	MATURITY		OR LESS		TO 5 YEARS		TO 10 YEARS		10 YEARS		TOTAL
DISTRIBUTION OF OUR FINANCIAL		AVERAGE		AVERAGE		AVERAGE		AVERAGE		AVERAGE		AVERAGE
ASSETS BY MATURITY	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)
Held-for-trading financial assets, at fair value	3,220	-	50,231	-	57,074	-	16,279	-	6,140	-	132,944	-
Investment funds(1)	870	0.0	-	-	-	-	-	-	-	-	870	0.0
Government securities – domestic	-		35,863		31,002		15,410		6,032		88,307
Brazilian government securities	-	0.0	35,167	0.2	29,985	3.9	15,393	5.9	5,848	3.3	86,393	2.7
Brazilian external debt bonds	-	0.0	696	7.8	1,017	5.9	17	0.6	184	4.3	1,914	6.4
Government securities – abroad	-		1,279		245		13		4		1,540
Argentina	-	0.0	553	23.5	71	21.0	4	25.2	0	1.6	628	23.2
United States	-	0.0	390	2.4	58	0.1	-	0.0	-	0.0	448	2.1
Mexico	-	0.0	-	-	2	6.0	1	4.8	0	5.9	3	6.6
Chile	-	0.0	132	3.9	-	0.0	-	0.0	-	0.0	132	3.9
Paraguay	-	0.0	128	5.9	0	0.0	-	0.0	-	0.0	128	5.9
Uruguay	-	0.0	34	12.3	4	12.8	1	6.5	2	7.2	41	12.0
Colombia	-	0.0	27	0.0	55	0.2	7	0.6	0	6.1	88	0.2
Other	-	0.0	16	0.2	54	1.0	-	0.0	2	7.4	72	1.0
Corporate securities	2,351		13,088		25,829		855		104		42,227
Shares	2,351	0.0	-	-	-	-	-	-	-	-	2,351	0.0
Securitized real estate loans	-	0.0	-	0.0	-	-	1	0.0	-	0.0	1	0.0
Bank deposit certificates	-	0.0	1,198	0.0	2,083	0.0	-	-	-	0.0	3,281	0.0
Debentures	-	0.0	794	0.0	2,521	0.1	832	0.2	96	0.5	4,243	0.1
Eurobonds and other	-	0.0	390	6.9	641	7.7	21	6.4	8	5.6	1,061	7.3
Financial credit bills	-	0.0	10,128	0.0	20,583	0.0	-	0.0	-	0.0	30,711	0.0
Promissory notes	-	0.0	577	0.0	-	0.0	-	-	-	0.0	577	0.0
Other	-	0.0	-	0.0	-	0.0	2	-	-	0.0	2	0.0
Financial assets designated at fair value through profit or loss – Government securities – domestic – Brazilian external debt bonds	733		-		-		-		-		733
Derivatives	2,408		6,311		3,682		1,755				14,156
Available-for-sale financial assets, at fair value	2,141	-	20,079	-	29,743	-	12,650	-	13,747	-	78,360
Investment funds(1)	142	0.0	(1)	0.0	-	-	-	-	-	-	141
Government securities – domestic	-		300		8,693		5,007		11,625		25,625
Brazilian government securities	-	-	260	0.1	6,358	1.7	2,415	5.0	5,358	4.2	14,391	3.2
Brazilian external debt bonds	-	-	40	0.1	2,335	2.1	2,592	5.9	6,266	8.3	11,234	6.3
Government securities – abroad	-		6,679		1,891		50		0		8,619
United States	-	0.0	181	0.0	545	0.6	-	0.0	-	0.0	726	0.5
Italy	-	0.0	-	-	70	0.0	-	0.0	-	0.0	70	0.0
Denmark	-	0.0	2,459	8.4	241	9.5	-	0.0	-	0.0	2,699	8.5
Spain	-	0.0	783	0.0	-	0.0	-	0.0	-	0.0	783	0.0
Korea	-	0.0	1,328	0.0	454	0.0	-	0.0	-	0.0	1,782	0.0

Annual Report 2014	A-101

	(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2014
	NO STATED		DUE IN 1 YEAR		DUE AFTER 1 YEAR		DUE AFTER 5 YEARS		DUE AFTER
	MATURITY		OR LESS		TO 5 YEARS		TO 10 YEARS		10 YEARS		TOTAL
DISTRIBUTION OF OUR FINANCIAL		AVERAGE		AVERAGE		AVERAGE		AVERAGE		AVERAGE		AVERAGE
ASSETS BY MATURITY	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)	R$	YIELD (%)
Chile	-	0.0	1,103	2.9	16	1.4	-	0.0	-	0.0	1,119	2.9
Paraguay	-	0.0	566	7.1	283	8.4	-	0.0	-	0.0	849	7.5
Uruguay	-	0.0	152	0.1	41	0.1	50	0.1	0	0.1	243	0.1
Belgium	-	0.0	57	2.8	-	0.0	-	0.0	-	0.0	57	2.7
France	-	0.0	49	2.7	84	1.0	-	0.0	-	0.0	133	1.6
Netherlands	-	0.0	-	0.0	151	0.0	-	0.0	-	0.0	151	0.0
Other	-	0.0	0	1.2	7	1.1	-	0.0	0	1.2	7	1.0
Corporate securities	1,999		13,101		19,160		7,594		2,122		43,975
Shares	1,999	0.0	-	0.0	-	-	-	-	-	0.0	1,999	0.0
Securitized real estate loans	-	0.0	30	0.0	500	0.0	668	0.0	1,324	0.0	2,522	0.0
Bank deposit certificates	-	0.0	1,262	0.3	20	3.6	-	-	-	0.0	1,281	0.4
Debentures	-	0.0	3,478	3.2	9,761	2.1	6,238	2.6	767	5.1	20,245	2.6
Eurobonds and others	-	0.0	2,560	0.1	3,558	0.1	589	0.1	-	0.0	6,707	0.1
Promissory notes	-	0.0	1,397	0.0	-	0.0	-	0.0	-	0.0	1,397	0.0
Rural product note	-	0.0	779	9.9	531	9.8	99	11.7	-	0.0	1,408	9.9
Financial credit bills	-	0.0	3,500	1.7	4,505	0.8	-	-	-	0.0	8,005	1.2
Other	-	0.0	95	0.0	286	0.0	0	0.0	30	0.0	411	0.0
Held-to-maturity financial assets, at amortized cost	-	-	980	-	13,609	-	11,582	-	8,263	-	34,434	-
Government securities – domestic	-		50		10,089		6,789		3,931		20,859
Brazilian government securities	-	-	50	-	6,700	0.0	1,307	0.0	2,498	0.0	10,555	0.0
Brazilian external debt bonds	-	-	-	0.0	3,389	4.4	5,481	5.4	1,434	8.8	10,304	5.5
Government securities – abroad	-		16		-		-		10		26
Uruguay	-	-	16	0.1	-	-	-	-	10	0.1	26	0.1
Corporate securities	-		913		3,520		4,794		4,322		13,549
Debentures	-	0.0	-	0.0	-	0.0	-	0.0	-	0.0	-	0.0
Eurobonds and others	-	0.0	-	0.0	-	0.0	-	0.1	-	0.0	-	0.0
Securitized real estate loans	-	-	913	0.0	3,520	0.0	4,794	0.0	4,322	0.0	13,549	0.0

(1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

	(In millions of R$)
	FAIR VALUE				AMORTIZED COST
	HELD-FOR-	FINANCIAL			HELD-TO-
	TRADING	ASSETS		AVAILABLE-FOR-	MATURITY
DISTRIBUTION OF OUR FINANCIAL	FINANCIAL	DESIGNATED AT		SALE FINANCIAL	FINANCIAL
ASSETS BY CURRENCY	ASSETS	FAIR VALUE	DERIVATIVES	ASSETS	ASSETS	TOTAL
As of December 31, 2014	132,944	733	14,156	78,361	34,434	260,628
Denominated in Brazilian currency	117,625	-	14,149	59,668	28,332	219,774
Denominated in Brazilian currency and indexed by foreign currency(1)	15,079	-		4,590	6,102	25,771
Denominated in foreign currency(1)	240	733	7	14,103	-	15,083
As of December 31, 2013	148,860	371	11,366	96,626	10,116	267,339
Denominated in Brazilian currency	127,934	-	11,351	73,717	5,020	218,022
Denominated in Brazilian currency and indexed by foreign currency(1)	20,397	-		11,927	5,096	37,420
Denominated in foreign currency(1)	529	371	15	10,982	-	11,897
As of December 31, 2012	145,516	220	11,597	90,869	3,202	251,404
Denominated in Brazilian currency	122,970		11,563	66,484	3,043	204,060
Denominated in Brazilian currency and indexed by foreign currency(1)	21,959			14,610	159	36,728
Denominated in foreign currency(1)	587	220	34	9,775	-	10,616

(1) Predominantly U.S. dollars.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments on December 31, 2014 in reais and in foreign currency, including the instruments denominated in foreign currencies. For the fair value of derivative financial instruments, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 7 – Financial Assets Held for Trading and Designated at Fair Value Through Profit or Loss and Note 36 – Management of Financial Risks.

Annual Report 2014	A-102

	(In millions of R$)
DERIVATIVE FINANCIAL INSTRUMENTS		DENOMINATED IN OR LINKED
(NOTIONAL AMOUNTS)	BRAZILIAN CURRENCY	TO FOREIGN CURRENCY	TOTAL
Swap contracts
Buy (Sale) commitments, net	7,607	(12,739)	(5,132)
Forward contracts
Buy (Sale) commitments, net	(7,547)	6,922	(625)
Future contracts
Buy (Sale) commitments, net	(29,889)	(105,271)	(135,160)
Option contracts
Buy (Sale) commitments, net	(44,853)	2,417	(42,436)
Others
Buy (Sale) commitments, net	4,536	968	5,504

Exposure to GIIPS

Our gross exposure to the sovereign bonds of the GIIPS (Greece, Ireland, Italy, Portugal and Spain) countries as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries as of December 31, 2014, is set forth in the table below:

	(In millions of R$)
	AS OF DECEMBER 31, 2014
SEGMENT	CREDIT	CO-OBLIGATION	SOVEREIGN	BOND	DERIVATIVE	TOTAL EXPOSURE
Italy	57	-	70	-	-	127
Corporate	57	-	70	-	-	127
Financial	-	-	-	-	-	-
Portugal	97	1	-	8	-	106
Corporate	97	-	-	-	-	97
Financial	-	1	-	8	-	9
Spain	1,207	1,152	-	783	8	3,150
Corporate	1,207	1,075	-	-	1	2,283
Financial	-	77	-	783	7	867
Total	1,361	1,153	70	791	8	3,383

The gross exposure presented above, primarily related to our exposure to corporate credits, amounted R$3,383 million as of December 31, 2014, with co-obligations in the amount of R$1,153 million. The exposure presented above has been calculated based on our estimated realizable value, which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties, in which case the amount corresponds to the outstanding debt. Our derivatives related to GIIPS countries amounted to R$8.0 million as of December 31, 2014.

Compulsory Deposits with the Central Bank

The Central Bank requires compulsory deposits from Brazilian financial institutions. The compulsory deposits are mechanisms to control the liquidity of the Brazilian financial system as well as a monetary policy resource of the Brazilian government. These requirements are applied to banking transactions, such as demand deposits, savings account deposits and time deposits. See below the compulsory deposit rates required for each type of investment:

COMPULSORY DEPOSITS	REGULATION(1)	YIELD	2014 (%)	2013 (%)	2012 (%)
Demand Deposits
Compulsory	Circular No. 3,632	Zero	45	44	45
Additional Compulsory	Circular No. 3,655	SELIC	0	0	5
Rural(2)	Resolution No. 4,096	Zero	34	34	30
Microcredit(2)	Resolution No. 4,000	Zero	2	2	2
Savings Accounts(3)
Compulsory	Circular No. 3,093	TR + 6.17 p.a.	20	20	20
Additional Compulsory	Circular No. 3,655	SELIC	10	10	10
Real estate financing(2)	Resolution No. 3,932	Zero	65	65	65
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Circular No. 3,569	SELIC	20	20	14
Additional Compulsory	Circular No. 3,655	SELIC	11	11	4

(1) Most recent regulation on the matter.

(2) This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.

(3) Remuneration on funds in savings deposits:

For deposits made until March 5, 2012, inclusive: TR + 6.17 per annum.

For deposits made after March 5, 2012: (a) If the target of the Selic rate is higher than 8.5 per annum: TR + 6.17 per annum; (b) If the target of the Selic rate is lower than 8.5 per annum: TR + 70 of the target of the Selic rate per annum.

The most recent changes to the compulsory deposit rates were:

•	The additional requirement on demand deposits was reduced from 6% to 0% in November 2012;
•	The additional requirement on time deposits was reduced from 12% to 11% in November 2012;
•	The compulsory on demand deposits were increased from 44% to 45% in July 2014; and

Annual Report 2014	A-103

•	Adjustment of the non-interest-bearing portion of time deposits in August 2014.

The regulations that govern the compulsory deposit rates are frequently changed by the Central Bank in accordance with the economic scenario and in response to its views on Brazilian monetary policy. On December 31, 2014, we recorded the amount of R$63,106 million in compulsory deposits in cash compared with R$77,010 million on December 31, 2013, R$59,714 million and R$71,877 million, respectively, of which are interest-bearing. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 5 – Central Bank Compulsory Deposits for further details.

					(In millions of R$, except percentages)
	2014		2013		2012
		% OF TOTAL		% OF TOTAL		% OF TOTAL
		COMPULSORY		COMPULSORY		COMPULSORY
	R$	DEPOSITS	R$	DEPOSITS	R$	DEPOSITS
Non-interest bearing deposits(1)	3,392	5.4	5,133	6.7	6,448	10.1
Interest-bearing deposits(2)	59,714	94.6	71,877	93.3	57,253	89.9
Total	63,106	100.0	77,010	100.0	63,701	100.0

(1)	Mainly related to demand deposits.
(2)	Mainly related to time and savings deposits.

Loan and lease operations

Substantially all of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 59.0% of our credit portfolio consists of transactions with fixed interest rates and 41.0% of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans indexed to foreign currencies or denominated in U.S. dollars represented 24.7%, 28.7% and 23.9% of our loan portfolio as of December 31, 2014, 2013 and 2012, respectively.

Loan and lease operations by type

The following table sets out the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), vehicle financing and residential mortgage loans;
•	The Corporate portfolio consists primarily of loans made to large corporate clients;
•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies; and
•	The Foreign Loans – Latin America portfolio consists primarily of loans granted primarily to individuals by our operations in Argentina, Chile, Paraguay and Uruguay.

	(In millions of R$)
LOAN AND LEASE OPERATIONS,	2014		2013		2012		2011		2010
BY TYPE(1)	LOAN	ALLOWANCE	LOAN	ALLOWANCE	LOAN	ALLOWANCE	LOAN	ALLOWANCE	LOAN	ALLOWANCE
Individuals	185,953	13,385	167,431	13,853	150,921	14,844	149,391	13,684	126,805	11,146
Credit card	59,321	3,740	53,149	2,952	40,531	2,863	38,961	3,825	33,041	3,306
Personal loans	27,953	7,024	26,635	6,488	26,749	6,841	25,876	4,842	17,144	3,590
Payroll Loans	40,525	1,107	22,571	1,133	13,550	867	10,107	556	8,402	429
Vehicles	29,047	1,469	40,584	3,245	51,646	4,227	60,463	4,415	60,151	3,709
Mortgage loans	29,107	45	24,492	35	18,445	46	13,984	46	8,067	112
Corporate	144,910	2,926	126,413	1,783	103,729	1,362	91,965	703	74,565	544
Small and Medium Businesses	79,912	5,373	81,601	6,085	85,185	9,091	85,649	9,197	79,950	8,041
Foreign Loans Latin America	41,656	708	36,257	514	27,149	416	19,259	289	13,517	263
Total loans and advances to clients	452,431	22,392	411,702	22,235	366,984	25,713	346,264	23,873	294,837	19,994

(1) We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$16,514 million, R$18,065 million, R$20,791 million, R$20,439 million and R$14,736 million as of December 31, 2014, 2013, 2012, 2011 and 2010, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$3,346 million, R$4,627 million, R$5,734 million, R$4,365 million and R$3,147 million as of December 31, 2014, 2013, 2012, 2011 and 2010, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations. The interest income foregone on our non-accrual loans net of allowance for loan losses for 2014, 2013, 2012, 2011 and 2010 was R$1,623 million, R$1,681 million, R$1,852 million, R$1,914 million and R$1,548 million, respectively.

Loan and lease operations by maturity

The following table sets out the distribution of our credit portfolio by maturity, including non-overdue and overdue, according to the type of loan and lease:

(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2014
					DUE IN		TOTAL
TYPE OF LOAN AND LEASE	DUE IN 30DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	NON-OVERDUE INSTALLMENTS
Individuals	29,985	25,941	20,510	23,392	54,906	22,651	177,385
Credit card	21,658	17,658	9,841	4,740	217	-	54,114
Personal loans	5,137	3,074	3,488	5,346	8,749	18	25,812
Payroll loans	1,259	2,328	3,290	6,082	25,614	1,744	40,317
Vehicles	1,482	2,516	3,496	6,348	14,267	1	28,110

Annual Report 2014	A-104

	(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2014
					DUE IN		TOTAL
	DUE IN 30 DAYS	DUE IN	DUE IN	DUE IN	ONE YEAR TO	DUE AFTER	NON-OVERDUE
TYPE OF LOAN AND LEASE	OR LESS	31-90 DAYS	91-180 DAYS	181-360 DAYS	FIVE YEARS	FIVE YEARS	INSTALLMENTS
Mortgage loans	449	365	395	876	6,059	20,888	29,032
Corporate	13,551	18,756	14,560	19,907	61,163	15,676	143,613
Small and Medium Businesses	11,018	16,891	9,835	13,802	25,564	440	77,550
Foreign Loans Latin America	7,340	5,344	4,438	4,648	10,337	8,701	40,808
Total(1)	61,894	66,932	49,343	61,749	151,970	47,468	439,356

(1) Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2013
					DUE IN		TOTAL
	DUE IN 30 DAYS	DUE IN	DUE IN	DUE IN	ONE YEAR TO	DUE AFTER	NON-OVERDUE
TYPE OF LOAN AND LEASE	OR LESS	31-90 DAYS	91-180 DAYS	181-360 DAYS	FIVE YEARS	FIVE YEARS	INSTALLMENTS
Individuals	27,605	22,520	17,913	21,482	52,209	17,294	159,023
Credit card	20,182	15,184	8,625	4,357	159	-	48,507
Personal loans	4,553	2,760	2,757	4,565	10,032	12	24,679
Payroll loans	730	1,203	1,725	3,266	15,486	24	22,434
Vehicles	1,942	3,098	4,389	8,333	21,266	2	39,030
Mortgage loans	198	275	417	961	5,266	17,256	24,373
Corporate	11,572	16,420	12,525	20,453	50,146	14,346	125,462
Small and Medium Businesses	12,705	15,235	9,470	14,091	26,808	431	78,740
Foreign Loans Latin America	5,139	4,325	3,722	3,613	7,687	11,000	35,486
Total(1)	57,021	58,500	43,630	59,639	136,850	43,071	398,711

(1) Includes R$9,045 million related to non-overdue installments of the non-accrual loans.

(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2012
					DUE IN		TOTAL
	DUE IN 30 DAYS	DUE IN	DUE IN	DUE IN	ONE YEAR TO	DUE AFTER	NON-OVERDUE
TYPE OF LOAN AND LEASE	OR LESS	31-90 DAYS	91-180 DAYS	181-360 DAYS	FIVE YEARS	FIVE YEARS	INSTALLMENTS
Individuals	23,323	18,434	15,188	19,356	54,228	12,568	143,097
Credit card	15,791	11,861	6,340	3,032	95	-	37,119
Personal loans	4,117	2,124	2,484	4,162	11,144	261	24,292
Payroll loans	465	692	983	1,931	9,340	9	13,420
Vehicles	2,350	3,524	4,962	9,509	29,531	5	49,881
Mortgage loans	600	233	419	722	4,118	12,293	18,385
Corporate	10,212	13,194	14,524	16,103	39,169	9,663	102,865
Small and Medium Businesses	14,305	14,383	10,163	14,100	27,987	323	81,261
Foreign Loans Latin America	4,570	3,153	2,832	2,084	5,508	8,380	26,527
Total(1)	52,410	49,164	42,707	51,643	126,892	30,934	353,750

(1) Includes R$11,611 million related to non-overdue installments of the non-accrual loans.

(In millions of R$)
OVERDUE INSTALLMENTS(1)	12/31/2014
									ALLOWANCE
	01-30	31-60	61-90	91-180	181-360	ONE YEAR	TOTAL OVERDUE	TOTAL GROSS	FOR LOAN
TYPE OF LOAN AND LEASE	DAYS	DAYS	DAYS	DAYS	DAYS	OR MORE	INSTALLMENTS	LOANS	LOSSES	TOTAL NET
Individuals	1,843	910	791	1,980	2,973	71	8,568	185,953	(13,385)	172,568
Credit card	990	467	422	1,166	2,114	48	5,207	59,321	(3,740)	55,581
Personal loans	433	240	243	574	645	6	2,141	27,953	(7,024)	20,929
Payroll loans	56	30	24	50	42	6	208	40,525	(1,107)	39,418
Vehicles	333	161	95	179	161	8	937	29,047	(1,469)	27,578
Mortgage loans	31	12	7	11	11	3	75	29,107	(45)	29,062
Corporate	673	48	78	245	253	-	1,297	144,910	(2,926)	141,984
Small and Medium Businesses	522	256	264	575	702	43	2,362	79,912	(5,373)	74,539
Foreign Loans Latin America	440	82	56	126	103	41	848	41,656	(708)	40,948
Total(2)	3,478	1,296	1,189	2,926	4,031	155	13,075	452,431	(22,392)	430,039
(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$8,981 million related to overdue installments of the non-accrual loans.

Annual Report 2014	A-105

(In millions of R$)
OVERDUE INSTALLMENTS(1)	12/31/2013
									ALLOWANCE
	01-30	31-60	61-90	91-180	181-360	ONE YEAR	TOTAL OVERDUE	TOTAL GROSS	FOR LOAN
TYPE OF LOAN AND LEASE	DAYS	DAYS	DAYS	DAYS	DAYS	OR MORE	INSTALLMENTS	LOANS	LOSSES	TOTAL NET
Individuals	1,875	849	781	1,993	2,820	91	8,409	167,431	(13,853)	153,578
Credit card	932	344	375	1,114	1,840	36	4,641	53,149	(2,952)	50,197
Personal loans	353	223	226	534	616	3	1,955	26,635	(6,488)	20,147
Payroll loans	34	17	14	32	40	2	139	22,571	(1,133)	21,438
Vehicles	481	252	159	302	314	47	1,555	40,584	(3,245)	37,339
Mortgage loans	75	13	7	11	10	3	119	24,492	(35)	24,457
Corporate	341	204	135	173	97	2	952	126,413	(1,783)	124,630
Small and Medium Businesses	610	292	285	658	981	35	2,861	81,601	(6,085)	75,516
Foreign Loans Latin America	537	76	40	51	59	6	769	36,257	(514)	35,743
Total(2)	3,363	1,421	1,241	2,875	3,957	134	12,991	411,702	(22,235)	389,467
(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$9,020 million related to overdue installments of the non-accrual loans.

(In millions of R$)
OVERDUE INSTALLMENTS(1)	12/31/2012
									ALLOWANCE
	01-30	31-60	61-90	91-180	181-360	ONE YEAR	TOTAL OVERDUE	TOTAL GROSS	FOR LOAN
TYPE OF LOAN AND LEASE	DAYS	DAYS	DAYS	DAYS	DAYS	OR MORE	INSTALLMENTS	LOANS	LOSSES	TOTAL NET
Individuals	1,791	818	711	1,827	2,605	72	7,824	150,921	(14,844)	136,077
Credit card	634	231	261	848	1,430	8	3,412	40,531	(2,863)	37,668
Personal loans	500	277	259	615	802	4	2,457	26,749	(6,841)	19,908
Payroll loans	34	17	15	37	26	1	130	13,550	(867)	12,683
Vehicles	597	280	171	319	340	58	1,765	51,646	(4,227)	47,419
Mortgage loans	26	13	5	8	7	1	60	18,445	(46)	18,399
Corporate	476	203	7	84	94	-	864	103,729	(1,362)	102,367
Small and Medium Businesses	801	447	406	1,027	1,222	21	3,924	85,185	(9,091)	76,094
Foreign Loans Latin America	457	64	21	31	46	3	622	27,149	(416)	26,733
Total(2)	3,525	1,532	1,145	2,969	3,967	96	13,234	366,984	(25,713)	341,271
(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$9,180 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by interest rate

The following table sets out the classification of our credit portfolio into fixed and variables rates, including non-overdue and overdue installments:

(In millions of R$)
	12/31/2014
					DUE IN		TOTAL
	DUE IN 30 DAYS	DUE IN	DUE IN	DUE IN	ONE YEAR TO	DUE AFTER	NON-OVERDUE
NON-OVERDUE INSTALLMENTS	OR LESS	31-90 DAYS	91-180 DAYS	181-360 DAYS	FIVE YEARS	FIVE YEARS	INSTALLMENTS
Interest rate of loans to customers by maturity
Variable rates	13,506	23,137	15,346	21,499	66,894	42,765	183,147
Fixed rates	48,388	43,795	33,997	40,250	85,076	4,703	256,209
Total(1)	61,894	66,932	49,343	61,749	151,970	47,468	439,356
(1) Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

(In millions of R$)
	12/31/2013
					DUE IN		TOTAL
	DUE IN 30 DAYS	DUE IN	DUE IN	DUE IN	ONE YEAR TO	DUE AFTER	NON-OVERDUE
NON-OVERDUE INSTALLMENTS	OR LESS	31-90 DAYS	91-180 DAYS	181-360 DAYS	FIVE YEARS	FIVE YEARS	INSTALLMENTS
Interest rate of loans to customers by maturity
Variable rates	11,263	19,553	12,867	22,402	55,621	40,443	162,149
Fixed rates	45,758	38,947	30,763	37,237	81,229	2,628	236,562
Total(1)	57,021	58,500	43,630	59,639	136,850	43,071	398,711

(1) Includes R$9,045 million related to non-overdue installments of the non-accrual loans.

Annual Report 2014	A-106

	(In millions of R$)
	12/31/2012
					DUE IN		TOTAL
	DUE IN 30 DAYS	DUE IN	DUE IN	DUE IN	ONE YEAR TO	DUE AFTER	NON-OVERDUE
NON-OVERDUE INSTALLMENTS	OR LESS	31-90 DAYS	91-180 DAYS	181-360 DAYS	FIVE YEARS	FIVE YEARS	INSTALLMENTS
Interest rate of loans to customers by maturity
Variable rates	10,007	16,207	12,713	16,379	48,581	29,569	133,456
Fixed rates	42,403	32,957	29,994	35,264	78,311	1,365	220,294
Total(1)	52,410	49,164	42,707	51,643	126,892	30,934	353,750

(1) Includes R$11,611 million related to non-overdue installments of the non-accrual loans.

(In millions of R$)
	12/31/2014
	01-30	31-60	61-90	91-180	181-360	ONE YEAR	TOTAL OVERDUE	TOTAL GROSS
OVERDUE INSTALLMENTS(1)	DAYS	DAYS	DAYS	DAYS	DAYS	OR MORE	INSTALLMENTS	LOANS
Interest rate of loans to customers by maturity
Variable rates	972	146	164	375	324	44	2,025	185,172
Fixed rates	2,506	1,150	1,025	2,551	3,707	111	11,050	267,259
Total(2)	3,478	1,296	1,189	2,926	4,031	155	13,075	452,431
(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$8,981 million related to overdue installments of the non-accrual loans.

(In millions of R$)
	12/31/2013
	01-30	31-60	61-90	91-180	181-360	ONE YEAR	TOTAL OVERDUE	TOTAL GROSS
OVERDUE INSTALLMENTS(1)	DAYS	DAYS	DAYS	DAYS	DAYS	OR MORE	INSTALLMENTS	LOANS
Interest rate of loans to customers by maturity
Variable rates	755	195	165	258	185	12	1,570	163,717
Fixed rates	2,608	1,226	1,076	2,617	3,772	122	11,421	247,985
Total(2)	3,363	1,421	1,241	2,875	3,957	134	12,991	411,702
(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$9,020 million related to overdue installments of the non-accrual loans.

(In millions of R$)
	12/31/2012
	01-30	31-60	61-90	91-180	181-360	ONE YEAR	TOTAL OVERDUE	TOTAL GROSS
OVERDUE INSTALLMENTS(1)	DAYS	DAYS	DAYS	DAYS	DAYS	OR MORE	INSTALLMENTS	LOANS
Interest rate of loans to customers by maturity
Variable rates	714	263	39	119	153	7	1,295	134,751
Fixed rates	2,811	1,269	1,106	2,850	3,814	89	11,939	232,233
Total(2)	3,525	1,532	1,145	2,969	3,967	96	13,234	366,984
(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$9,180 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by economic activity

The following table sets out the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower:

(In millions of R$, except percentages)
	12/31/2014		12/31/2013		12/31/2012
	LOAN	% OF LOAN	LOAN	% OF LOAN	LOAN	% OF LOAN
ECONOMIC ACTIVITIES	PORTFOLIO	PORTFOLIO	PORTFOLIO	PORTFOLIO	PORTFOLIO	PORTFOLIO
Public sector	4,389	1.0	3,981	1.0	877	0.2
Industry and commerce	116,506	25.7	115,025	27.8	107,405	29.3
Services	99,855	22.1	87,103	21.2	77,922	21.2
Primary sector	23,345	5.2	20,492	5.0	16,649	4.5
Individuals	206,094	45.5	183,548	44.6	161,937	44.2
Other sectors	2,242	0.5	1,553	0.4	2,194	0.6
Total	452,431	100.0	411,702	100.0	366,984	100.0

Annual Report 2014	A-107

On December 31, 2014, there was no concentration of loan and lease operations exceeding 10% of the total portfolio that had not been disclosed in a category of loan and losses.

Rating of the Loan and Lease Portfolio

The following table presents the rating of our loan and lease portfolio based on the probability of default for the periods indicated below.

(In millions of R$, except percentages)
	12/31/2014
	LOANS NEITHER	LOANS
INTERNAL	OVERDUE NOR	OVERDUE NOT	LOANS	TOTAL
RATING	IMPAIRED	IMPAIRED(1)	IMPAIRED	LOANS
Lower Risk	324,908	4,042	-	328,950
Satisfactory	81,994	6,989	-	88,983
Higher Risk	11,439	5,853	-	17,292
Impaired(2)	-	-	17,206	17,206
Total	418,341	16,884	17,206	452,431
%	92.5	3.7	3.8	100.0

(In millions of R$, except percentages)
	12/31/2013
	LOANS NEITHER	LOANS
INTERNAL	OVERDUE NOR	OVERDUE NOT	LOANS	TOTAL
RATING	IMPAIRED	IMPAIRED(1)	IMPAIRED	LOANS
Lower Risk	300,816	4,354	-	305,170
Satisfactory	64,722	7,676	-	72,398
Higher Risk	11,273	6,556	-	17,829
Impaired(2)	-	-	16,305	16,305
Total	376,811	18,586	16,305	411,702
%	91.5	4.5	4.0	100.0

(In millions of R$, except percentages)
	12/31/2012
	LOANS NEITHER	LOANS
INTERNAL	OVERDUE NOR	OVERDUE NOT	LOANS	TOTAL
RATING	IMPAIRED	IMPAIRED(1)	IMPAIRED	LOANS
Lower Risk	249,282	5,438	-	254,720
Satisfactory	61,075	9,436	-	70,511
Higher Risk	14,190	8,052	-	22,242
Impaired(2)	-	-	19,511	19,511
Total	324,547	22,926	19,511	366,984
%	88.5	6.2	5.3	100.0

(1)	The operations classified as Loans Overdue Not Impaired are past due between 1 day and 90 days and the balance is the total of outstanding principal amount (Overdue and Non-Overdue).
(2)	We consider loans as impaired when (i) corporate transactions have a probability of default higher than 31.84%; (ii) transactions are overdue for more than 90 days; or (iii) renegotiated transactions are overdue for more than 60 days.

The credit rating in corporate transactions is based on information such as the economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism reporting to the Superior Credit Committee.

Regarding retail transactions (individuals, small and middle-market companies) the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously updated by an independent unit. In limited instances, there may also be an individualized analysis of specific cases where approval is subject to competent credit approval levels. The risk ratings are grouped in four categories: (i) lower risk, (ii) satisfactory, (iii) higher risk and (iv) impaired. Please refer to section Performance, item Financial Performance – Allowance for Loan and Lease Losses, for further details on the individual and collective analyses.

Non-accrual Loans

We consider all loans overdue for 60 days or more as non-accrual loans and, accordingly, cease the accrual of financial charges on such loans. In 2014, we did not have any material non-accrual loans.

Write-offs

Loans and leases are written off against the allowance for loan and lease losses when the loan is not collected or is considered permanently impaired. We typically write off loans when they are overdue for 360 days, except for loans having an original maturity in excess of 36 months, which are written off when they are overdue for 540 days. However, write-offs may be recognized earlier than 360 days if we conclude that the loan is not recoverable.

Please refer to section Performance, item Assets – Loan and Lease Operations – Renegotiated Loans for further details.

Information on the Quality of Loans and Leases

The table below shows our non-accrual loans together with certain asset quality ratios.

(In millions of R$, except percentages)
	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Non-accrual loans	16,514	18,065	20,791	20,439	14,736
Allowance for loan losses	22,392	22,235	25,713	23,873	19,994
Total loans and leases operations portfolio	452,431	411,702	366,984	346,264	294,837
Non-accrual loans as a percentage of total loans (%)	3.7	4.4	5.7	5.9	5.0
Allowance for loan losses as a percentage of total loans (%)	4.9	5.4	7.0	6.9	6.8
Allowance for loan losses as a percentage of non-accrual loans (%)	135.6	123.1	123.7	116.8	135.7

Annual Report 2014	A-108

Allowance for Loan and Lease Losses

(In millions of R$, except percentages)
	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of period	22,235	25,713	23,873	19,994	20,245
Write-offs	(18,675)	(21,769)	(22,142)	(16,159)	(15,798)
Individuals	(12,668)	(13,541)	(12,317)	(8,655)	(9,407)
Credit card	(3,784)	(3,513)	(4,073)	(3,038)	(2,731)
Personal loans	(5,150)	(6,247)	(4,895)	(3,222)	(3,908)
Payroll loans	(429)	(480)	(472)	(308)	(316)
Vehicles	(3,254)	(3,263)	(2,840)	(2,013)	(2,377)
Mortgage loans	(51)	(38)	(37)	(74)	(75)
Corporate	(672)	(478)	(556)	(122)	(150)
Small and Medium Businesses	(4,992)	(7,573)	(9,209)	(7,118)	(5,793)
Foreign Loans Latin America	(343)	(177)	(60)	(264)	(448)
Increase Allowance for loan and lease losses	18,832	17,856	23,982	20,038	15,547
Balance at the end of period	22,392	22,235	25,713	23,873	19,994
Recoveries from Loans Writen Off	5,054	5,061	4,664	5,477	4,195
Individuals	2,077	2,058	1,918	2,362	1,804
Credit card	663	653	515	616	470
Personal loans	577	525	427	446	184
Payroll loans	453	278	173	160	120
Vehicles	324	499	656	956	856
Mortgage loans	60	103	147	184	174
Corporate	1,619	1,554	1,318	1,455	1,061
Small and Medium Businesses	893	1,003	1,083	1,355	1,138
Foreign Loans Latin America	465	446	345	305	192
Net Write-offs	(13,621)	(16,708)	(17,478)	(10,682)	(11,603)
Ratio of Write-offs during the period to average loans outstanding during the period (%)	4.4	5.7	6.2	5.1	5.9
Ratio of net write-offs during the period to average loans outstanding during the period (%)	3.2	4.4	4.9	3.3	4.3
Ratio of allowance for loan losses to total loans and leases (%)	4.9	5.4	7.0	6.9	6.8

During the year ended December 31, 2014, we wrote off a total amount of R$18,675 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 4.9%. The decrease in loans written off is a result of the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels compared to the previous year.

During the year ended December 31, 2013, we wrote off a total amount of R$21,769 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.4%. The decrease in loans written off is a result of the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels compared to the previous year.

During the year ended December 31, 2012, we wrote off a total amount of R$22,142 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 7.0%. The increase in loans written off is due to the increase in defaults in 2011 and beginning of 2012, associated with the increase in the volume of our portfolio of credit card, personal loans, small and medium businesses.

During the year ended December 31, 2011, we wrote off a total amount of R$16,159 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 6.9%. Our ratio of allowance for loan and lease losses to total loans increased by 10 basis points when compared to the previous year, since the volume of loans and leases written off was maintained at the same level in 2011. This level was maintained as a result of the increase in default rates in 2009 and 2010, together with a strong growth of the loan and lease portfolio in 2011.

During the year ended December 31, 2010, we wrote off a total amount of R$15,798 million from our loan portfolio and, on December 31, 2010, our ratio of the allowance for loan and lease losses to total loans and leases was 6.8%.

Assessment

We first assess whether there is objective evidence of loss individually allocated to individually significant loans or collectively allocated to loans that are not individually significant.

To determine the amount of the allowance for individually significant loans with objective evidence of impairment, we use methodologies that consider both the client quality and the nature of the financing, including its collateral, to estimate the cash flow expected from these loans.

If there is no objective evidence of loss for an individually assessed loan, whether significant or not, the loan is included in a group of loans with similar credit risk characteristics which are then collectively tested for impairment. Individually assessed loans for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows (excluding future loan losses that have not been incurred), discounted at the financial asset’s effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows, for which collateral is received, reflects the historical performance and recovery of the fair value,

Annual Report 2014	A-109

considering the cash flows that may arise from the performances less costs for obtaining and selling that collateral.

For the purpose of collectively assessing impairment, loans are aggregated based on similar credit risk characteristics. These characteristics are relevant to estimate the future cash flows of these loans since they may be an indicator of the difficulty of the debtor in paying the amounts due, in accordance with the contractual conditions of the loan that is being assessed. The future cash flows of a group of loans that are collectively assessed in order to identify the need for recognizing an impairment are estimated based on the contractual cash flows of the group of loans and the historical experience of loss for loans with similar credit risk characteristics. The historical loss experience is adjusted, based on current observable data, to reflect the effects of current conditions that have not impacted the period on which the historical loss experience is based and to exclude the effects of conditions in the historical period that are not currently in place.

For individually significant loans with no objective evidence of impairment, such loans are classified into certain credit ratings based on several qualitative and quantitative factors applied to internally developed models. Considering the size and the different risk characteristics of each credit agreement, the ratings determined under internal models may be reviewed and modified by our Credit Committee, the members of which are executives and experts in corporate credit risk. We estimate the losses inherent in every rating, using the approach internally developed to low-default portfolios, which uses our historical experience to design internal models that are used to estimate the probability of default and the potential for recovery of non-performing loans.

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

(In millions of R$, except percentages)

	12/31/2014			12/31/2013			12/31/2012			12/31/2011			12/31/2010
		ALLOCATED ALLOWANCE			ALLOCATED ALLOWANCE			ALLOCATED ALLOWANCE			ALLOCATED ALLOWANCE			ALLOCATED ALLOWANCE
	ALLOCATED	AS A % OF TOTAL	LOANS CATEGORY AS	ALLOCATED	AS A % OF TOTAL	LOANS CATEGORY AS	ALLOCATED	AS A % OF TOTAL	LOANS CATEGORY AS	ALLOCATED	AS A % OF TOTAL	LOANS CATEGORY AS	ALLOCATED	AS A % OF TOTAL	LOANS CATEGORY AS
	ALLOWANCE	LOANS AND LEASES	A % OF TOTAL LOANS	ALLOWANCE	LOANS AND LEASES	A % OF TOTAL LOANS	ALLOWANCE	LOANS AND LEASES	A % OF TOTAL LOANS	ALLOWANCE	LOANS AND LEASES	A % OF TOTAL LOANS	ALLOWANCE	LOANS AND LEASES	A % OF TOTAL LOANS
Individuals	13,385	3.0	41.1	13,853	3.4	40.7	14,844	4.0	41.1	13,684	4.0	43.1	11,146	3.8	43.0
Credit card	3,740	0.8	13.1	2,952	0.7	12.9	2,863	0.8	11.0	3,825	1.1	11.3	3,306	1.1	11.2
Personal loans	7,024	1.6	6.2	6,488	1.6	6.5	6,841	1.9	7.3	4,842	1.4	7.5	3,590	1.2	5.8
Payroll loans	1,107	0.2	9.0	1,133	0.3	5.5	867	0.2	3.7	556	0.2	2.9	429	0.1	2.8
Vehicles	1,469	0.3	6.4	3,245	0.8	9.9	4,227	1.2	14.1	4,415	1.3	17.5	3,709	1.3	20.4
Mortgage loans	45	-	6.4	35	-	5.9	46	-	5.0	46	-	4.0	112	-	2.7
Corporate	2,926	0.6	32.0	1,783	0.4	30.7	1,362	0.4	28.3	703	0.2	26.6	544	0.2	25.3
Small and Medium Businesses	5,373	1.2	17.7	6,085	1.5	19.8	9,091	2.5	23.2	9,197	2.7	24.7	8,041	2.7	27.1
Foreign Loans Latin America	708	0.2	9.2	514	0.1	8.8	416	0.1	7.4	289	0.1	5.6	263	0.1	4.6
Total	22,392	4.9	100.0	22,235	5.4	100.0	25,713	7.0	100.0	23,873	6.9	100.0	19,994	6.8	100.0

Renegotiated Loans

	(In millions of R$, except percentages)
	YEAR ENDED DECEMBER 31,
	2014	2013	2012	2011
Renegotiated loans(1)	11,572	12,880	14,519	11,844
Allowance for loan and lease losses	5,459	6,284	6,767	5,355
Allowance for loan and lease losses/ renegotiated loans (%)	47.2	48.8	46.6	45.2

(1) Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.

Renegotiated loans include both loans for which the credit agreement’s original terms were amended (agreements) and new loans originated in order to settle contracts or transactions with the same client (restructured loans), which were originally past due.

Amendments and restructured loans usually reflect changes in contract terms, rates or payment conditions.

In almost all cases for loan products, renegotiated loans require that at least one payment be made under the renegotiated terms in order for it to be removed from non-performing and non-accrual status. Renegotiated loans return to non-performing and non-accrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

The fact that a loan or lease has been renegotiated is also taken into consideration when determining the allowance for loan and lease losses after the renegotiation. The past performance and the payment history of the client and the transaction, including the probability

Annual Report 2014	A-110

of another default for renegotiated transactions, are considered in our risk models in order to determine the probability of default. This probability of default is generally higher than the probability assigned to similar transactions that have never been renegotiated. Another factor considered in determining the appropriate level of the allowance for loan and lease losses is the additional collateral to be offered by the debtor. The resulting allowance levels are compatible with the risk profile of each transaction.

Our renegotiated loan portfolio decreased to 2.56% of our total loan portfolio as of December 31, 2014, compared to 3.13% as of December 31, 2013. At the end of 2014, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 47.2% compared to 48.8% as of December 31, 2013. Throughout 2014, the allowance for loan and lease losses followed the evolution of the “mix” of portfolio credit risk in the renegotiated loan portfolio.

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

During 2014, we maintained our policy for the recovery of overdue loans, including loans already written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. However, we still require that at least one installment is paid to consider the renegotiation to be valid and to treat it as a renegotiated agreement. We also adopted a policy of stricter selectivity in origination of loans, which led to lower levels of delinquency and a decreased volume of renegotiated loans.

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

During 2012, the Brazilian economy experienced an increase in the default levels for individuals, mainly with respect to vehicle financing and personal loan portfolios. As one of the largest banks in Brazil, our loan portfolio was impacted by this increase in defaults. In order to increase the recovery of overdue loans, including loans already written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. However, we require that at least one installment is paid to consider the renegotiation to be valid and to treat it as a renegotiated agreement.

The total amount of each type of renegotiated loan as of December 31, 2014, 2013 and 2012 is shown in the tables below.

	(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2014
			ALLOWANCE FOR LOAN	TOTAL REDEFAULTED	REDEFAULTED
	TOTAL	TOTAL ALLOWANCE	LOSSES/ RENEGOTIATED	RENEGOTIATED	RENEGOTIATED
TYPE OF LOAN	RENEGOTIATED LOANS	FOR LOAN LOSSES	LOANS (%)	LOANS(1)	LOANS (%)
Restructured Loans	10,284	5,051	49.1	2,744	26.7
Agreements	1,288	408	31.7	602	46.7
Total	11,572	5,459	47.2	3,346	28.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2013
			ALLOWANCE FOR LOAN	TOTAL REDEFAULTED	REDEFAULTED
	TOTAL	TOTAL ALLOWANCE	LOSSES/ RENEGOTIATED	RENEGOTIATED	RENEGOTIATED
TYPE OF LOAN	RENEGOTIATED LOANS	FOR LOAN LOSSES	LOANS (%)	LOANS(1)	LOANS (%)
Restructured Loans	10,325	5,064	49.0	3,072	29.8
Agreements	2,555	1,220	47.7	1,555	60.9
Total	12,880	6,284	48.8	4,627	35.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2012
			ALLOWANCE FOR LOAN	TOTAL REDEFAULTED	REDEFAULTED
	TOTAL	TOTAL ALLOWANCE	LOSSES/ RENEGOTIATED	RENEGOTIATED	RENEGOTIATED
TYPE OF LOAN	RENEGOTIATED LOANS	FOR LOAN LOSSES	LOANS (%)	LOANS(1)	LOANS (%)
Restructured Loans	11,343	5,287	46.6	4,012	35.4
Agreements	3,176	1,480	46.6	1,722	54.2
Total	14,519	6,767	46.6	5,734	39.5

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Annual Report 2014	A-111

The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2014, 2013 and 2012:

	(In millions of R$)
	AS OF DECEMBER 31, 2014
	PAYMENT	MULTIPLE	MULTIPLE
RENEGOTIATED LOAN AND LEASE OPERATIONS	EXTENSION(1)	CONCESSIONS(2)	MODIFICATIONS(3)	TOTAL
Individuals	649	2,352	4,330	7,331
Credit card	-	403	-	403
Personal loans	-	1,906	4,330	6,236
Payroll loans	-	43	-	43
Vehicles	578	-	-	578
Mortgage loans	71	-	-	71
Corporate	-	-	870	870
Small and medium businesses	55	2,610	620	3,285
Foreign loans – Latin America	-	86	-	86
Total renegotiated loan and lease operations	704	5,048	5,820	11,572

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

	(In millions of R$)
	AS OF DECEMBER 31, 2013
	PAYMENT	MULTIPLE	MULTIPLE
RENEGOTIATED LOAN AND LEASE OPERATIONS	EXTENSION(1)	CONCESSIONS(2)	MODIFICATIONS(3)	TOTAL
Individuals	1,979	2,046	4,513	8,538
Credit card	-	335	-	335
Personal loans	1	1,710	4,513	6,224
Payroll loans	-	1	-	1
Vehicles	1,907	-	-	1,907
Mortgage loans	71	-	-	71
Corporate	-	-	476	476
Small and medium businesses	102	3,247	481	3,830
Foreign loans – Latin America	-	36	-	36
Total renegotiated loan and lease operations	2,081	5,329	5,470	12,880

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

	(In millions of R$)
	AS OF DECEMBER 31, 2014
	PAYMENT	MULTIPLE	MULTIPLE
RENEGOTIATED LOAN AND LEASE OPERATIONS	EXTENSION(1)	CONCESSIONS(2)	MODIFICATIONS(3)	TOTAL
Individuals	2,095	1,743	4,625	8,463
Credit card	-	460	-	460
Personal loans	14	1,283	4,625	5,922
Payroll loans	-	-	-	-
Vehicles	2,025	-	-	2,025
Mortgage loans	56	-	-	56
Corporate	-	-	495	495
Small and medium businesses	136	5,137	259	5,532
Foreign loans – Latin America	-	29	-	29
Total renegotiated loan and lease operations	2,231	6,909	5,379	14,519

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

The following tables present an additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2014, 2013 and 2012:

Annual Report 2014	A-112

	(In millions of R$)
	AS OF DECEMBER 31, 2014
	IMPAIRED	NON-IMPAIRED	IMPAIRED	NON-IMPAIRED
RENEGOTIATED LOAN AND LEASE OPERATIONS	PERFORMING	PERFORMING	NON-PERFORMING	NON-PERFORMING	TOTAL
Individuals	-	3,921	2,019	1,390	7,330
Credit card	-	403	-	-	403
Personal loans	-	3,445	1,486	1,306	6,237
Payroll loans	-	22	17	3	42
Vehicles	-	37	478	62	577
Mortgage loans	-	14	38	19	71
Corporate	236	408	227	-	871
Small and medium businesses	-	1,406	1,116	763	3,285
Foreign loans – Latin America	-	55	12	19	86
Total renegotiated loan and lease operations	236	5,790	3,374	2,172	11,572

	(In millions of R$)
	AS OF DECEMBER 31, 2013
	IMPAIRED	NON-IMPAIRED	IMPAIRED	NON-IMPAIRED
RENEGOTIATED LOAN AND LEASE OPERATIONS	PERFORMING	PERFORMING	NON-PERFORMING	NON-PERFORMING	TOTAL
Individuals	-	3,832	3,097	1,609	8,538
Credit card	-	335	-	-	335
Personal loans	-	3,324	1,642	1,258	6,224
Payroll loans	-	1	-	-	1
Vehicles	-	162	1,417	328	1,907
Mortgage loans	-	10	38	23	71
Corporate	111	261	51	54	477
Small and medium businesses	-	1,515	1,486	828	3,829
Foreign loans – Latin America	-	20	6	10	36
Total renegotiated loan and lease operations	111	5,628	4,640	2,501	12,880

	(In millions of R$)
	AS OF DECEMBER 31, 2014
	IMPAIRED	NON-IMPAIRED	IMPAIRED	NON-IMPAIRED
RENEGOTIATED LOAN AND LEASE OPERATIONS	PERFORMING	PERFORMING	NON-PERFORMING	NON-PERFORMING	TOTAL
Individuals	-	3,995	2,966	1,502	8,463
Credit card	-	460	-	-	460
Personal loans	-	3,142	1,654	1,126	5,922
Payroll loans	-	-	-	-	-
Vehicles	-	379	1,284	362	2,025
Mortgage loans	-	14	28	14	56
Corporate	87	247	161	-	495
Small and medium businesses	-	1,792	2,659	1,081	5,532
Foreign loans – Latin America	-	15	4	10	29
Total renegotiated loan and lease operations	87	6,049	5,790	2,593	14,519

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2014, 2013 and 2012:

	(In millions of R$)
IMPAIRED LOANS	2014	2013	2012
Balance at the beginning of the period	16,305	19,511	18,385
(+) Loan operations added	12,521	9,882	11,441
(+) Loan operations added due to redefault	3,915	5,029	6,873
(-) Loans removed due to write-off	(10,006)	(12,460)	(12,867)
(-) Loans removed due to renegotiation (including amendments)	(4,506)	(4,595)	(622)
(-) Loans removed due to total or partial pay-off	(1,024)	(1,062)	(3,699)
Balance at the end of the period	17,205	16,305	19,511

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 12 – Loan operations and lease operations portfolio for further details.

Cross border outstanding

Cross border outstanding are monetary assets which are denominated in non-local currency and exceeded 1% of our total assets in the case of transactions with foreign clients entered into by our subsidiaries in the United Kingdom (our former subsidiary in Portugal), Cayman and Bahamas. The aggregate cross border outstanding breakdown of these subsidiaries for the period indicated below is as follows:

Annual Report 2014	A-113

	(In millions of R$, except percentages)
	12/31/2014%		12/31/2013(1)%		12/31/2012%
Cash and deposits on demand	4,187	0.3	4,897	0.4	3,349	0.3
Interbank deposits	64,491	5.3	33,630	3.0	23,684	2.3
Securities purchased under agreements to resell	24,606	2.0	2,877	0.3	4,302	0.4
Central Bank compulsory deposits	3	0.0	3	0.0	-	0.0
Financial assets held for trading	5,978	0.5	5,854	0.5	5,689	0.6
Derivatives	9,321	0.8	8,008	0.7	9,450	0.9
Available for sale financial assets	39,850	3.3	38,290	3.5	40,512	4.0
Financial assets held to maturity	10,767	0.9	6,723	0.6	527	0.1
Loan and lease operations	97,740	8.1	57,834	5.2	34,933	3.4
Total outstanding	256,943	21.3	158,116	14.3	122,446	12.1

(1) On February 1, 2013, Banco Itaú BBA International S.A., headquartered in Portugal, was merged into Itau BBA International Limited, headquartered in the United Kingdom. On May 17, 2013, the entity was registered as a public limited company under the trade name Itau BBA International plc. The purpose of this restructuring process is to allow Itaú BBA International to improve its performance and sources of funding, expand its client base, strengthen its position as an international platform for Itaú Unibanco Group, achieve greater diversification of risk and increase profitability indicators. 2011 and 2012 data reflects cross-border outstandings (non-euro) for former Portuguese subsidiary and 2013 data reflects non-British pound sterling cross-border outstandings.

Short-term borrowings

Short-term borrowings are included in our balance sheet under the “Securities sold under repurchase agreement” line item. The main category for short-term borrowings is “Deposits Received under Securities Repurchase Agreements with Own and Third-Party Financial Assets.” The table below shows our short-term borrowings as of December 31, 2014, 2013 and 2012:

(In millions of R$, except percentages)
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	2014	2013	2012
Amount outstanding (as of December 31)	288,683	266,682	267,405
Maximum amount outstanding during the period	288,683	271,621	267,405
Weighted average interest rate at period-end (%)	9.9	9.4	9.0
Average amount outstanding during period	266,527	256,025	204,358
Weighted average interest rate (%)	9.5	9.2	9.4

Liabilities

Funding

Main sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2014, 2013 and 2012.

We also used Brazilian debentures subject to repurchase as a source of funding, reported as deposits received under securities repurchase agreements and offered to institutional clients as well as private banking, corporate banking and retail clients. This funding is designed to provide increased profitability through higher spreads in our savings deposits and higher fees earned on market funds.

Our ability to obtain funding depends on several factors, including credit ratings, general economic conditions and investors’ perception of emerging markets in general and of Brazil (particularly, current political and economic conditions in Brazil and government regulations for foreign currency funding).

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2014, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2015.

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2014, total deposits were R$294,773 million, which represented 37.8% of total funding. As of December 31, 2013, total deposits amounted to R$274,383 million, representing 37.9% of total funding. As of December 31, 2012, total deposits amounted to R$243,200 million, representing 35.8% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2014, 2013 and 2012 accounted for 13.9%, 16.2% and 17.2% of total funding, respectively.

The table below shows the breakdown of our main sources of funds as of December 31, 2014, 2013 and 2012:

	(In millions of R$, except percentages)
BREAKDOWN OF THE MAIN SOURCES OF FUNDS	2014	% OF TOTAL FUNDING	2013	% OF TOTAL FUNDING	2012	% OF TOTAL FUNDING
Deposits	294,773	37.8	274,383	37.9	243,200	35.8
Demand deposits	48,733	6.3	42,892	5.9	34,916	5.1
Savings deposits	118,449	15.1	106,166	14.7	83,451	12.3
Time deposits	108,466	13.9	117,131	16.2	117,232	17.2
Interbank deposits	19,125	2.5	8,194	1.1	7,601	1.1
Securities sold under repurchase agreements	288,683	37.0	266,682	36.8	267,405	39.3
Interbank market debt	122,586	15.8	111,376	15.4	97,073	14.3
Mortgage notes	143	-	181	0.0	227	0.0
Real estate credit bills	10,832	1.4	8,919	1.2	13,296	2.0
Agribusiness credit bills	7,811	1.0	7,273	1.0	5,321	0.8
Financial credit bills	10,645	1.4	13,823	1.9	18,695	2.8
Import and export Financing	43,381	5.6	33,614	4.6	23,053	3.4
Onlending-domestic	45,230	5.8	43,015	5.9	36,048	5.3

Annual Report 2014	A-114

	(In millions of R$, except percentages)
		% OF TOTAL		% OF TOTAL		% OF TOTAL
BREAKDOWN OF THE MAIN SOURCES OF FUNDS	2014	FUNDING	2013	FUNDING	2012	FUNDING
Liabilities from transactions related to credit assignments	4,544	0.6	4,514	0.6	394	0.1
Other	-	-	37	0.0	39	0.0
Institutional market debt	73,242	9.4	72,055	9.9	72,028	10.6
Debentures	-	-	-	-	1,569	0.2
Subordinated debt	55,617	7.1	56,564	7.8	55,179	8.1
Foreign borrowings through securities	15,392	2.0	15,491	2.1	15,280	2.2
Structured Operations Certificates	2,233	0.3
Total	779,284	100.0	724,496	100.0	679,706	100.0

Deposits by maturity

The table below shows the maturity profile of our deposits as of December 31, 2014:

	(In millions of R$)
	2014
		31-180	181-365	OVER 365
	0-30 DAYS	DAYS	DAYS	DAYS	TOTAL
Non-interest bearing deposits	48,733	-	-	-	48,733
Demand deposits	48,733				48,733
Interest bearing deposits	134,841	36,829	8,537	65,833	246,040
Savings deposits	118,449	-	-	-	118,449
Time deposits	11,705	23,656	7,775	65,330	108,466
Interbanks Deposits	4,687	13,173	762	503	19,125
Total	183,574	36,829	8,537	65,833	294,773

	(In millions of R$)
	2013
		31-180	181-365	OVER 365
	0-30 DAYS	DAYS	DAYS	DAYS	TOTAL
Non-interest bearing deposits	42,892	-	-	-	42,892
Demand deposits	42,892	-	-	-	42,892
Interest bearing deposits	120,194	33,345	12,107	65,845	231,491
Savings deposits	106,166	-	-	-	106,166
Time deposits	12,260	29,436	9,961	65,474	117,131
Interbanks Deposits	1,768	3,909	2,146	371	8,194
Total	163,086	33,345	12,107	65,845	274,383

	(In millions of R$)
	2012
		31-180	181-365	OVER 365
	0-30 DAYS	DAYS	DAYS	DAYS	TOTAL
Non-interest bearing deposits	34,916	-	-	-	34,916
Demand deposits	34,916	-	-	-	34,916
Interest bearing deposits	98,462	24,412	17,868	67,542	208,284
Savings deposits	83,451	-	-	-	83,451
Time deposits	12,369	20,861	16,667	67,335	117,232
Interbanks Deposits	2,642	3,551	1,201	207	7,601
Total	133,378	24,412	17,868	67,542	243,200

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2014, 2013 and 2012:

	(In millions of R$)
	2014	2013	2012
Maturity within three months	32,549	21,737	18,752
Maturity after three months to six months	13,782	6,066	4,977
Maturity after six months to twelve months	6,097	5,273	11,833
Maturity after twelve months	34,251	47,116	38,388
Total time deposits in excess of US$100,000	86,679	80,192	73,950

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2014, 2013 and 2012:

			(%)
	2014	2013	2012
Retail	3.4	6.2	7.6
Itaú Personnalité	19.4	17.1	22.7
Middle market	26.2	28.0	28.0
Corporate	35.6	48.7	41.7
Institutional	15.5
Total	100.0	100.0	100.0

Average Deposit Balances and Interest Rates

The following table shows the average deposit balances together with the average interest rates paid for each period presented:

	(In millions of R$, except percentages)
	2014		2013		2012
AVERAGE DEPOSIT BALANCES	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE
AND INTEREST RATES	BALANCE	RATE (%)	BALANCE	RATE (%)	BALANCE	RATE (%)
Non-interest bearing deposits	43,840		36,726		30,324
Demand deposits	43,840		36,726		30,324
Interest-bearing deposits	234,000	5.2	209,347	4.7	206,652	5.1
Interbank deposits and time deposits	122,527	4.2	116,383	4.1	133,248	4.9
Savings deposits	111,473	6.2	92,964	5.4	73,404	5.5
Total	277,840		246,073		236,976

Other sources

We also act as a financial agent in borrowing funds from BNDES and FINAME, and lending such funds at a spread determined by the Brazilian government to targeted sectors of the economy. We obtain U.S. dollar-denominated lines of credit from our affiliates, including Itaú Unibanco Holding S.A. – Grand Cayman branch, Banco Itaú Chile and Itaú BBA S.A. – Nassau branch to provide trade finance funding for Brazilian companies. For further details on on Lending domestic and import and export financing, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 19 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Debts.

Annual Report 2014	A-115

Litigation

Overview

We are not defendants in any significant administrative proceeding before the CVM, SUSEP, the Central Bank or any municipalities. As part of the ordinary course of our business, we are subject to, and we are party to various legal and administrative proceedings (including consumer complaints) filed against us with SUSEP or the Central Bank.

Our financial statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. As of December 31, 2014, our provisions for such contingencies were R$17,027 million, of which R$6,627 million were related to tax contingencies, R$5,598 million were related to labor contingencies, R$4,643 million were related to civil contingencies and R$159 million were related to other contingencies. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further information. Our management believes that our provisions, including interest, for legal proceedings in which we are defendants are sufficient to cover probable losses that can be reasonably estimated in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our business, financial condition or results. There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes.

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

A provision for such contingent liability is established if it involves a legal tax obligation, regardless of the probability of winning or losing the dispute. A legal tax obligation exists if the gain or loss of the related litigation depends directly on the determination of whether a currently enforceable law is constitutional or unconstitutional. In any other situation, a provision is recognized if a loss is probable (prevailing in the litigation is less likely than a loss).

As of December, 31, 2014, our total amount of provisions related to taxes was R$6,627 million. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes.

In addition, we participated in the program for cash or installment payment of federal taxes established by Law No. 12,995 of June 18, 2014 and Law No. 12,996 of June 18, 2014 which discharged taxpayers who agreed to cease litigation from part of the interests and in full from the penalties applicable. Under this program, we paid part of the disputed amounts in our litigation regarding federal taxes and some tax contingencies that, in accordance with our legal advisors, prevailing in litigation were less likely than losing.

On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that Itaú Unibanco Holding failed to pay approximately R$11,844.7 million of IRPJ, plus accrued penalties and interest, and approximately R$6,867.0 million of CSLL, plus accrued penalties and interest, in fiscal year 2008, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian tax authorities allege that corporate transactions of a different kind should have been used. However, the transaction suggested by the Brazilian tax authorities is not supported in the applicable rules to financial institutions. On January 30, 2014, we were advised that the Brazilian tax authorities confirmed the notifications in a non-unanimous ruling. On February 28, 2014 we appealed the decision at the Administrative Tax Appeals Tribunal. We continue to defend that the transactions conducted were appropriate and legitimate, having been approved by the involved companies’ management bodies and their respective shareholders, and subsequently sanctioned as well by the relevant regulatory authorities, including the CVM, the Central Bank and the CADE. We and our external counsel assess the risk of loss in this tax proceeding as remote. Currently, we are awaiting Administrative Tax Appeals Tribunal’s decision on the appeal.

Civil Litigation

Litigation Arising from Government Monetary Stabilization Plans

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans, or MSP, to combat hyper-inflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems as granted by the Brazilian federal constitution.

Holders of savings accounts during the periods when the MSPs were implemented have challenged the constitutionality of the laws that implemented those plans, claiming from the banks where they held their savings accounts additional amounts of interest based on the inflation rates applied to savings accounts under the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSPs. We record provisions for such claims upon service of process for a claim.

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) public attorneys’ offices (Ministério Público) on

Annual Report 2014	A-116

behalf of holders of savings accounts. Holders of savings accounts may collect any amount owing on account of a final decision. We record provisions when individual plaintiffs apply to enforce any such decisions, using the same criteria used to determine provisions for individual lawsuits.

The Federal Supreme Court (Supremo Tribunal Federal) has issued some decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the Federal Supreme Court has decided that the laws were in accordance with the Brazilian federal constitution. In response to this discrepancy, the Confederação Nacional do Sistema Financeiro, or CONSIF, an association of Brazilian financial institutions, filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it hands down a final decision. In addition, the STJ, which is the highest court responsible for deciding on federal laws, is about to rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will be: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between interest actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between interest actually paid on saving accounts and the inflation rate of the same period. Further, the STJ ruled that the term for filing class actions expired five years of the date of the MSP implementation. As a consequence, numerous class actions have been extinct by the Judiciary since such ruling.

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

As of December 31, 2014, our total amount of provisions related to civil litigation, including the monetary stabilization plans, was R$4,643 million.

Contingencies and Labor Litigation

In 2014, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which significantly impacted our results. The pool of labor claims for our subsidiaries in such period comprises labor claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2014, there were 62,641 labor claims filed against us.

The main requests in the labor claims filed by our current and former employees include:

•	Salary differences arising from the application of the 30 working hours per week limit, provided for in art. 224 of the Brazilian Labor Laws Consolidation (CLT), which is applicable to bank employees whose function does not require special trust from the employer;
•	Salary differences arising from overtime not duly registered in the internal systems;
•	Claims with respect to the method to establish the overtime work pay; and
•	Salary parity.

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for disabled personnel. In the fiscal year ended December 31, 2014, we paid approximately R$1,255 million in settlements with former employees and in accordance to rulings imposed by labor courts.

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

Please refer to section Our Risk Management item Risk and capital management, Market risk for further details about hedge.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 9 – Hedge Accounting, for further details. With respect to the hedge accounting policy, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2.4 g III – Summary of Main Accounting Practices.

Annual Report 2014	A-117

Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2014:

	(In millions of R$)
	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Interbank market debt(1)(3)	129,935	64,957	41,842	10,034	13,102
Institutional market debt(2)(3)	97,093	11,820	34,628	18,447	32,198
Operating and capital (finance) lease obligations(3)	6,217	1,593	1,899	1,678	1,047
Endorsements and sureties	73,759	16,724	7,435	3,110	46,490
Letters of credit to be released	11,091	11,091	-	-	-
Pension Obligations	346	31	55	44	216
Health Benefits	171	9	21	24	117
Total	318,612	106,225	85,880	33,337	93,170

(1) Includes mortgage notes, real estate credit bills, agribusiness credit bills, financial credit bills, import and export financing and on-lending – domestic.

(2) Includes subordinated debt, debentures and foreign borrowings through securities.

(3) Includes total estimated interest payments (including for derivatives). These estimated interest payments were calculated substantially based on the interbank forward rates at the specific periods.

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

Purchases of Shares by the Issuer and Affiliated Purchasers

In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our “Operating Rules for the Trading of Own Shares for Treasury”. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/TreasuryStock.pdf for Trading Itaú Unibanco S.A. Securities. We disclose to the market the transactions carried out with our own shares by our Treasury through an “Announcement to the Market” on a monthly basis.

We note that these acquisitions refer to our program for the repurchase of our shares approved by our Board of Directors, which authorized the acquisition of up to 13.7 million common shares and 86.3 million preferred shares through December 15, 2014.

The repurchase program effective through December 16, 2015 was approved on November 27, 2014 with limits of 50.0 million preferred shares and 10.0 million common shares.

			(C) TOTAL NUMBER OF	(D) MAXIMUM NUMBER
	(A) TOTAL NUMBER	(B) AVERAGE	PREFERRED SHARES PURCHASED	OF PREFERRED SHARES THAT
	OF PREFERRED SHARES	PRICE PAID PER	AS PART OF PUBLICLY ANNOUNCED	MAY YET BE PURCHASED UNDER
PERIOD(1)	PURCHASED	PREFERRED SHARE(2)	PLANS OR PROGRAMS	THE PLANS OR PROGRAMS
01/02 to 01/31/2014	-	-	-	86,300,000
02/03 to 02/28/2014	-	-	-	86,300,000
03/03 to 03/31/2014	-	-	-	86,300,000
04/01 to 04/30/2014	-	-	-	86,300,000
05/01 to 05/30/2014	-	-	-	86,300,000
06/02 to 06/30/2014	-	-	-	86,300,000
07/01 to 07/31/2014	-	-	-	86,300,000
08/01 to 08/29/2014	-	-	-	86,300,000
09/01 to 09/30/2014	-	-	-	86,300,000
10/01 to 10/31/2014	-	-	-	86,300,000
11/03 to 11/28/2014	-	-	-	86,300,000
12/01 to 12/15/2014	-	-	-	86,300,000
12/16 to 12/31/2014	1,000,000	34.75	1,000,000	50,000,000

(1) On December 13, 2013 our board of directors approved the purchase of up to 13,700,000 common shares and 86,300,000 preferred shares, ending on December 15, 2014 and on November 27, 2014 our board of directors approved the purchase of up to 10,000,000 common shares and 50,000,000 preferred shares, ending on December 15, 2015.

(2) Includes brokerage costs.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the twelve-month period ended December 31, 2014 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below show our capital expenditures as of December 31, 2014, 2013 and 2012:

	(In millions of R$)
	FOR THE YEAR ENDED
	DECEMBER 31,
CAPITAL EXPENDITURES	2014	2013	2012
Fixed Assets	3,966	2,534	1,914
Land and buildings	566	554	278
Leasehold improvements	230	207	226
Furniture and data processing equipment	3,108	1,655	1,349
Other	62	118	61
Intangible Assets	1,199	2,035	1,738
Acquisition of rights to credit payroll	109	195	320
Association for the promotion and offer of financial products and services	36	340	12
Software developed or obtained for internal use	1,044	1,202	1,295
Other intangibles	10	298	111
Total	5,165	4,569	3,652

Annual Report 2014	A-118

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 15 – Fixed Assets and Note 16 – Intangible Assets for further details.

Fixed assets

Property, Plant and Equipment

As of December 31, 2014, we own our principal administrative offices, which included 8 office buildings, having a total area of 427,036 square meters, located primarily in São Paulo, Brazil. These offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back offices, wholesale and investment bank activities, and also our data processing center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2015 (which are in the process of being renewed under similar terms) to the fourth quarter of 2035.

As of December 31, 2014, we owned approximately 13% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 87%.

Intangible assets

Investments

As of December 31, 2014, our IT investments comprised more than 78% of our total investments planned for the period from 2012 to 2015, funded with internal resources. The total amount is expected to be used for: data processing systems, the acquisition of software, system development and for our data center constructed in the state of São Paulo.

Our newly constructed data center, which will include the latest technology features to improve flexibility, performance and security, was delivered according to schedule and the implementation of IT infrastructure facilities was performed successfully. We started the setup and migration of our technology systems and services from the current to the new data center in the fourth quarter of 2014, with an expected completion during the second semester of 2016. This new data center has already received a Tier III Plus certifications, demonstrating our commitment to business availability of IT services and sustainability. Built with the latest technology specially designed for us, this complex will provide business expansion, more availability, agility and customer satisfaction.

Capitalization

The table below presents our capitalization as of December 31, 2014. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2014. As of the date of this Annual Report, there has been no material change in our capitalization since December 31, 2014.

You should read the table below in conjunction with the information included in section Our profile, item In Numbers, Selected Financial Data – IFRS, section Performance and section Attachments, item Selected Statistical Information for further details.

(In millions of R$, except percentages)
	AS OF DECEMBER 31,
	2014
CAPITALIZATION	R$	US$(1)
Current liabilities
Deposits	228,940	86,191
Securities sold under repurchase agreements	152,093	57,260
Financial liabilities held for trading	220	83
Derivatives	7,813	2,941
Interbank market debt	68,818	25,908
Institutional market debt	7,054	2,656
Other financial liabilities	69,610	26,207
Reserves for insurance and private pension	3,782	1,424
Liabilities for capitalization plans	3,010	1,133
Provisions	3,268	1,230
Tax liabilities	2,835	1,067
Other liabilities	23,128	8,707
Total	570,571	214,807
Long-term liabilities
Deposits	65,833	24,785
Securities sold under repurchase agreements	136,590	51,423
Financial liabilities held for trading	300	113
Derivatives	9,537	3,590
Interbank market debt	53,768	20,242
Institutional market debt	66,188	24,918
Other financial liabilities	1,882	709
Reserves for insurance and private pension	105,996	39,905
Provisions	13,759	5,180
Tax liabilities	1,429	538
Other liabilities	532	200
Total	455,814	171,604
Income tax and social contribution - deferred	201	76
Non-controlling interests	1,357	511
Stockholders’ equity(2)	99,260	37,369
Total capitalization(3)	1,127,203	424,367
Risk-based capital ratio(4)	16.9%
(1)	Convenience translation at 2.6562 reais per U.S. dollar, the exchange rate in effect on December 31, 2014.
(2)	Itaú Unibanco Holding’s authorized and outstanding share capital consists of 2,770,034,033 common shares and 2,724,080,698 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 21 to our consolidated financial statements as of and for the period ended December 31, 2014.
(3)	Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4)	Calculated by dividing total regulatory capital by risk weight assets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 36 – Management of Financial Risks, item 3 – Collateral and policies for mitigating credit risk and item 5 – Credit risk exposure of our consolidated financial statements and derivative financial instruments discussed above. Please refer to section Our Risk Management, item Risk and Capital Management, Exchange Rate Sensitivity for further details.

Results

Highlights

The highlights for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 are presented below:

Net income (attributable to the owners of the parent company): ▲ increased 31.2% in 2014 compared to 2013 and increased 30.0% in 2013 compared to 2012.

For 2014, our net income attributable to the owners of the parent company was R$21,555 million and increased 31.2% compared to 2013, when our net income reached R$16,424 million. For the year ended December 31, 2013, our net income attributable to the owners of the parent company was R$16,424 million an increase of

Annual Report 2014	A-119

30.0%, compared to 2012, when our net income attributed to the owners of the parent company was R$12,634 million.

Our performance ratio, ROAE (return on average equity), calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity attributed to the owners of the parent company excluding quarterly average proposed dividends recorded, reached 24.3% in 2014, an increase of 320 basis points compared to 2013, when our performance ratio reached 21.1%. In 2012, our ROAE reached 16.9%.

Stockholders’ equity (attributable to the owners of the parent company): ▲ increased 19.3% in 2014 compared to 2013 and increased 9.6% in 2013 compared to 2012.

As of December 31, 2014 our total stockholders’ equity increased 19.3% compared to December 31, 2013, and reached R$99,260 million. As of December 31, 2013, our total stockholders’ equity amounted to R$83,223 million. As of December 31, 2013 our stockholders’ equity grew 9.6% compared to that as of December 31, 2012, which was R$75,902 million.

Loan and lease portfolio: ▲ increased 9.9% as of December 31, 2014 compared to December 31, 2013 and increased 12.2% as of December 31, 2013 compared to December 31, 2012.

• Loans and lease to individuals:

As of December 31, 2014 loans to individuals totaled R$185,953 million, an increase of 11.1% compared to December 31, 2013. The increase is primarily a result of the increases of (i) 11.6% in credit card loans to R$59,321 million, (ii) 18.8% in mortgage loans to R$29,107 million, mainly due to our focus on portfolios with lower delinquency rates, and (iii) 79.5% in payroll loans to R$40,525 million, due to a continued growth in our retail branch payroll loan operations and to the association agreement with BMG, aimed at the offering, distribution and sale of payroll loans through the incorporation of a new financial institution, Itaú BMG Consignado. This association supplemented our payroll loan distribution strategy and improved the risk profile of our loan portfolio. Vehicle financing decreased 28.4% as of December 31, 2014 compared to December 31, 2013, totaling R$29,047 million, as a result of our continued application of stricter requirements for granting such loans, which has led to higher down payment requirements and shorter financing terms.

As of December 31, 2013, loans to individuals totaled R$167,431 million, an increase of R$16,510 million, or 10.9%, compared to December 31, 2012, primarily as a result of an increase of (i) a 66.6% in payroll loans, (ii) an increase of 31.1% in credit card loans mainly due to the impact of the acquisition of Credicard, and (iii) an increase of 32.8% in mortgage loans due to the focus we have been giving to portfolios with lower delinquency rates. Vehicle financing decreased 21.4% as of December 31, 2013 compared to December 31, 2012, to R$40,584 million, as a result of the continued application of stricter requirements for granting loans in this period.

• Loans and lease to companies:

As of December 31, 2014 loans and leases to companies totaled R$224,822 million, representing an increase of R$16,808 million, or 8.1%, compared to December 31, 2013. Loans and leases to small and medium businesses decreased 2.1% as of December 31, 2014 compared to 2013, totaling R$79,912 million. Loans and leases to corporate clients increased 14.6% as of December 31, 2014 when compared to 2013, totaling R$144,910 million as of December 31, 2014.

As of December 31, 2013, loans and leases to companies totaled R$208,014 million, representing an increase of R$19,100 million, or 10.1% compared to 2012 when loans and lease to companies totaled R$188,914 million. As a result of our focus on portfolios with lower delinquency rates, loans and leases to large companies increased 21.9% while loans and leases to small and middle-sized companies decreased 4.2% between 2012 and 2013.

In addition, the depreciation of the real against other currencies, especially the U.S. dollar, also contributed to the growth of our medium to large companies’ portfolio since a portion of our loans are denominated or originated in such currencies.

• Foreign loans and leases – Latin America:

The balance of our foreign loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay) totaled R$41,656 million as of December 31, 2014, an increase of 14.9% compared to December 31, 2013, mostly as a result of the growth of operations in the countries where we operate.

As of December 31, 2013 the balance of loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay) increased 33.5% compared to December 31, 2012, when such balance was R$27,149 million.

Credit quality (90-day NPL ratio): ▼ improved 60 basis points as of December 31, 2014 compared to December 31, 2013 improved 110 basis points as of December 31, 2013 compared to December 31, 2012.

The 90-day’s non-performing loans ratio (90-day NPL ratio), is calculated by dividing 90-day’s non-performing loans by our loan portfolio.

As of December 31, 2014, our 90-day NPL ratio reached 3.1%, an improvement due to decreases in the 90-day NPL ratios for both individuals and companies. The ratio for individuals decreased by 110 basis points compared to December 31, 2013. This is the lowest level since the Itaú and Unibanco association in November 2008. As of December 31, 2013, our 90-day NPL ratio reached 3.7%, an improvement due to decreases in the 90-day NPL ratios for individuals and companies.

The coverage ratio, calculated by dividing the provisions for allowance for loan and lease losses by 90-day’s non-performing loans, reflects the mechanics of our provisioning model and reached 160% as of December 31, 2014 compared to a ratio of 147% as of December 31, 2013. As of December 31, 2013 the coverage ratio increased 10 basis points compared to 2012. When the non-performing loan ratio decreases, an increase in the coverage ratio is expected.

Interest Income:

•	Interest on loan and lease operations: ▲ increased 16.3% for the year ended December 31, 2014 compared to the same period in 2013, due to the increase in our loan portfolio combined with the growth in short-term duration products such as overdrafts and

Annual Report 2014	A-120

credit cards and decreased 2.6% for the year ended December 31, 2013 compared to the same period in 2012.

•	Interest and similar expenses: ▲ increased 57.4% for the year ended December 31, 2014 compared to the same period in 2013, due to the increase in the SELIC rate to 10.9% in 2014 from 8.3% in 2013 and decreased 3.6% for the year ended December 31, 2013 compared to the same period in 2012.

Banking service fees: ▲ increased 16.0% for the year ended December 31, 2014 compared to the same period in 2013 and increased 19.9% for the year ended December 31, 2013 compared to the same period 2012.

Income from insurance, private pension plan and capitalization operations (premium bonds) before claim and selling expenses: ▲ increased 3.8% for the year ended December 31, 2014 compared to the same period in 2013 and increased 8.7% for the year ended December 31, 2013 compared to the same period in 2012.

General and administrative expenses: ▲ increased 6.6% for the year ended December 31, 2014 compared to the same period in 2013 and increased 4.8% for the year ended December 31, 2013 compared to the same period in 2012.

Expenses for allowance for loan and lease losses: ▲ increased 5.5% for the year ended December 31, 2014 compared to the same period in 2013 despite an increase of 9.9% in our loan portfolio and decreased 25.5% for the year ended December 31, 2013 compared to the same period in 2012, as a result of the improved credit quality of our portfolio due to the continued application of stricter requirements for granting loans during these periods.

Impaired loans: ▲ increased from R$16,305 million as of December 31, 2013 to R$17,206 million as of December 31, 2014 and decreased from R$19,511 million as of December 31, 2012 to R$16,305 million as of December 31, 2013. (For further details, refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36.6 – Credit Quality of Financial Assets).

Loans under renegotiation: ▼ credit transactions under renegotiation, including extended, modified and deferred repayments, decreased 10.2% as of December 31, 2014, compared to December 31, 2013 mainly due to an improvement in the quality of our loan and lease portfolio, as a result of our continued application of stricter requirements for granting loans. As of December 31, 2014, loans under renegotiation represented 2.6% of the total portfolio. As of December 31, 2013, credit transactions under renegotiation, including extended, modified and deferred repayments decreased to 4.3% mainly due to a decrease in renegotiations from 5.3% as of December 31, 2012.

	(In millions of R$, except where indicated)
	FOR THE YEAR ENDED DECEMBER 31,
HIGHLIGHTS	2014	2013	2012
Statement of Income
Net Income (attributable to the owners of the parent company)	21,555	16,424	12,634
Banking Product	91,657	79,387	81,172
Shares (R$)
Earnings per share – Basic (Common and Preferred)	3.94	3.01	2.31
Weight Average Number of Outstanding Shares – Basic (in thousands)
Common	2,770,034	2,770,034	2,770,034
Preferred	2,699,460	2,692,214	2,696,697
Average price of preferred share on the last trading day of the period	34.01	28.69	28,77
Market Capitalization(1)	186,234	156,437	150,598
Market Capitalization (In millions of US$)(2)	75,983	70,151	73,696
Performance Ratios (%)
Net income as a percentage of average stockholder's equity – Annualized(3)	24.3	21.1	16.9
Net income as a percentage of total assets – Annualized(4)	2.0	1.7	1.5
Solvency Ratio (BIS Ratio) – Financial-Conglomerate	16.9	16.6	18.0
Non-performing Loans Index (NPL over 90 days)	3.1	3.7	4.8
Non-performing Loans Index (NPL 15-90 days)	2.5	3.0	3.6
Efficiency Ratio (ER)(5)	46.6	48.5	45.2
Risk Adjusted Efficiency Ratio (RAER)(5)	64.3	69.5	74.2

	AS OF DECEMBER 31,
	2014	2013	2012
Balance Sheet
Total Assets	1,127,203	1,027,297	957,154
Total Loan Portfolio	452,431	411,702	366,984
Total Stockholders' Equity	100,617	84,192	75,998
Total Stockholders’ equity attributed to the owners of the parent company	99,260	83,223	75,902

(1)	Total number of outstanding shares (common and preferred shares) multiplied by the average price of the preferred share on the last trading day in the period.

(2)	The US$/R$ exchange rate was R$2.6562 as of December 31, 2014, R$2.3426 as of December 31, 2013 and R$2.0435 as of December 31, 2012.

(3)	Annualized Return was calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity attributed to the owners of the parent company excluding quarterly average proposed dividends recorded.
(4)	Annualized Return was computed by dividing Net Income by Average Assets.

(5)	The Efficiency Ratio and Risk Adjusted Efficiency Ratio are calculated based on managerial information (for more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see Basis of Presentation of Segment Information).

Annual Report 2014	A-121

Certain Effects of Foreign Exchange Rates on Our Income

The variation of the real can affect our net interest margin (which includes net interest and similar income and expenses,

dividend income, net gain (loss) from investment in securities and derivatives and foreign exchange results and exchange variation on transactions). A certain amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the real depreciates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, because the cost in reais of the related interest expense increases. At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, due to increased interest income from such assets when translated to reais. When the real appreciates, the effects are the opposite of those described above. Consequently, the management of the gap in foreign currencies can have material effects on our net income. Our foreign currency gap management also takes into account the tax effects of such positions. We seek to maintain sufficient hedges (a liability position in foreign exchange derivatives) to reduce the potential effects from our total foreign-exchange exposure.

Unless otherwise indicated, the discussion in this section Performance, item Financial Performance, Results, relates to our average interest rates and yields. Interest rates cited are measured in reais and include the effect of the variation of the real against foreign currencies.

Net income

The following table shows the main components of our net income for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER 31,			VARIATION (%)
	2014	2013	2012	2014 – 2013		2013 – 2012
Banking product	91,657	79,387	81,172	12,270	15.5	(1,785)	(2.2)
Interest and similar income	120,115	94,127	96,364	25,988	27.6	(2,237)	(2.3)
Interest and similar expense	(72,977)	(46,361)	(48,067)	(26,616)	57.4	1,706	(3.5)
Dividend income	215	205	323	10	4.9	(118)	(36.5)
Net gain (loss) from investment securities and derivatives	(724)	(5,924)	1,463	5,200	(87.8)	(7,387)	(504.9)
Foreign exchange results and exchange variation on transactions	9,644	6,594	3,755	3,050	46.3	2,839	75.6
Banking service fees	26,342	22,712	18,944	3,630	16.0	3,768	19.9
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,888	6,639	6,108	249	3.8	531	8.7
Other income	2,154	1,395	2,282	759	54.4	(887)	(38.9)
Losses on loans and claims	(15,801)	(14,870)	(21,354)	(931)	6.3	6,484	(30.4)
Expenses for allowance for loan and lease losses	(18,832)	(17,856)	(23,982)	(976)	5.5	6,126	(25.5)
Recovery of loans written off as loss	5,054	5,061	4,663	(7)	(0.1)	398	8.5
Expenses for claims	(2,430)	(3,155)	(3,320)	725	(23.0)	165	(5.0)
Recovery of claims under reinsurance	407	1,080	1,285	(673)	(62.3)	(205)	(16.0)
Banking Product net of losses on loans and claims	75,856	64,517	59,818	11,339	17.6	4,699	7.9
Other operating income (expenses)	(47,048)	(43,652)	(42,402)	(3,396)	7.8	(1,250)	2.9
General and administrative expenses	(42,550)	(39,914)	(38,080)	(2,636)	6.6	(1,834)	4.8
Tax expenses	(5,063)	(4,341)	(4,497)	(722)	16.6	156	(3.5)
Share of profit or (loss) of unconsolidated companies	565	603	175	(38)	(6.3)	428	244.6
Income before income tax and social contribution	28,808	20,865	17,416	7,943	38.1	3,449	19.8
Current income tax and social contribution	(7,209)	(7,503)	(7,716)	294	(3.9)	213	(2.8)
Deferred income tax and social contribution	262	3,160	3,491	(2,898)	(91.7)	(331)	(9.5)
Net income	21,861	16,522	13,191	5,339	32.3	3,331	25.3
Net income attributable to non-controlling interests	306	98	557	208	212.2	(459)	(82.4)
Net income attributable to owners of the parent company	21,555	16,424	12,634	5,131	31.2	3,790	30.0

Our results of operations are affected by changes in SELIC rates and in exchange rates (U.S. dollar compared to Brazilian real). In 2014, we observed an increase in the average SELIC rate to 10.9% from 8.3% in 2013 and compared 8.6% in 2012. The Brazilian real depreciated 13.4% in 2014, 14.6% in 2013 and 8.9% in 2012.

Banking Product (Operating Revenues)

Banking product (operating revenues) is the sum of our operating revenues, net of funding costs, as detailed in the table above. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 23 – Interest and Similar Income and Expense and Net Gain (Loss) from Investment Securities and Derivatives, Note 24 – Banking Service Fees and Note 25 – Other Income for further details.

Annual Report 2014	A-122

The following chart shows the changes in the components of our banking product which account for the variation between banking product (operating revenues) for the years ended December 31, 2014, December 31, 2013 and December 31, 2012. Values indicated in red represents negative numbers.

(1) Includes insurance, private pension and capitalization (premium bonds) operations before claim and selling expenses, foreign exchange results and exchange variation on transactions, dividend income and other income.

The following table shows the main components of our interest and similar income for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER 31,			VARIATION (%)
INTEREST AND SIMILAR INCOME	2014	2013	2012	2014 – 2013		2013 – 2012
Interest on Central Bank compulsory deposits	5,904	4,314	5,334	1,590	36.9	(1.020)	(19.1)
Interest on interbank deposits	1,286	583	1,042	703	120.6	(459)	(44.0)
Interest on securities purchased under agreements to resell	17,929	12,630	10,096	5,299	42.0	2.534	25.1
Interest on financial assets held for trading	15,128	10,860	13,324	4,268	39.3	(2.464)	(18.5)
Interest on available-for-sale financial assets	7,272	5,067	3,771	2,205	43.5	1.296	34.4
Interest on held-to-maturity financial assets	2,347	486	471	1,861	382.9	15	3.2
Interest on loans and leases operations	69,248	59,546	61,139	9,702	16.3	(1.593)	(2.6)
Other financial assets	1,001	641	1,187	360	56.2	(546)	(46.0)
Total Interest and similar income	120,115	94,127	96,364	25,988	27.6	(2.237)	(2.3)

In 2014, the 27.6% increase in interest and similar income compared to 2013 was mainly due to increases in interest on loans and leases, in interest on held for trading, available-for-sale and held-to-maturity financial assets, and in interest on compulsory Central Bank deposits. The increases in interest for trading, available-for-sale and held-to-maturity financial assets and on Central Bank compulsory deposits are related to increases in the cumulative SELIC rate to 10.9% in 2014 from 8.3% in 2013. The increase of 16.3% in interest on loans and leases is mainly due to the 9.9% growth in our loan portfolio combined with the growth short-term duration products such as overdrafts and credit cards.

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

Below is the composition of the carrying amount of loan and lease transactions by type as December 31, 2014, December 31, 2013 and December 31, 2012:

(In millions of R$, except percentages)

	AS OF DECEMBER 31,			VARIATION (%)
LOAN AND LEASE OPERATIONS BY TYPE	2014	2013	2012	2014 – 2013		2013 – 2012
Individuals	185,953	167,431	150,921	18,522	11.1	16,510	10.9
Companies(1)	224,822	208,014	188,914	16,808	8.1	19,100	10.1
Foreign loans – Latin America	41,656	36,257	27,149	5,399	14.9	9,108	33.5
Total loan and lease operations	452,431	411,702	366,984	40,729	9.9	44,718	12.2

(1) Corporate and small and medium businesses.

Annual Report 2014	A-123

The following chart shows the components of our total loan and lease transactions which primarily account for the variation between our total loan and lease transactions as of December 31, 2014, December 31, 2013 and December 31, 2012. Values indicated in red represent negative numbers.

(1) Other: Personal loan, Small and Medium businesses.

As of December 31, 2014, our total loan portfolio reached R$452,431 million, a 9.9% increase from the previous year, influenced by the increase in the average volumes of loan and lease transactions, mainly due to the increase in the volume of credit card lending, payroll loans, mortgage loans and loans to corporate clients. As of December 31, 2013, our loan portfolio reached R$411,702 million, a 12.2% increase from December 31, 2012.

Since 2011, we have focused on reducing the credit risk of our loan portfolio. As a result, our mortgage, payroll, corporate and Latin America (ex-Brazil) loan portfolios have grown more rapidly, while our vehicle and small companies’ portfolios have decreased. Our mortgage loan portfolio has grown in line with the market and we maintained a conservative approach regarding collateral. The LTV quarterly average (Loan-to-Value: ratio between the loans and the underlying collateral) reached 59.6% in the fourth quarter of 2014. Our payroll loan portfolio has grown more than our personal loan portfolio not only due to the emphasis we have given to it within our branch network but also because of our association with Banco BMG for payroll loan origination. In Latin America, excluding Brazil (i.e., Argentina, Chile, Colombia, Paraguay and Uruguay) we grew 14.9% compared to December 31, 2013 and 33.5% compared to December 31, 2012, both due to organic growth and the depreciation of the real against the currencies of those countries. For further details please refer to the table above of loan and lease operations by type.

(In millions of R$, except percentages)

	FOR THE YEAR ENDED DECEMBER 31,			VARIATION (%)
INTEREST AND SIMILAR EXPENSE	2014	2013	2012	2014 – 2013		2013 – 2012
Interest on deposits	(12,064)	(9,802)	(10,544)	(2,262)	23.1	742	(7.0)
Interest on securities sold under repurchase agreements	(26,771)	(16,865)	(17,539)	(9,906)	58.7	674	(3.8)
Interbank market debt	(14,404)	(6,245)	(5,747)	(8,159)	130.6	(498)	8.7
Institutional market debt	(10,695)	(9,971)	(7,693)	(724)	7.3	(2,278)	29.6
Financial expense from technical reserves for insurance and private pension plans	(8,987)	(3,436)	(6,513)	(5,551)	161.6	3,077	(47.2)
Other	(56)	(42)	(31)	(14)	33.3	(11)	35.5
Total interest expense	(72,977)	(46,361)	(48,067)	(26,616)	57.4	1,706	(3.5)

The changes in the SELIC rate also affected our total interest expenses. In 2014, the cumulative SELIC rate increased to 10.9% as of December 31, 2014 compared to 8.3% as of December 31, 2013. In 2013, the cumulative SELIC decreased to 8.3% as of December 31, 2013 compared to 8.6% as of December 31, 2012.

In 2014, the increase in the SELIC rate increased our interest expenses for securities sold under repurchase agreements and reserves for insurance and private pension and liabilities for capitalization plans (premium bonds). In 2013, the decrease in the SELIC rate reduced our interest expenses for securities sold under repurchase agreements and for deposits, despite a growth in the average balances of these portfolios compared to 2012. (for further details, refer to section Performance, item Financial Performance, Liabilities, Funding)

Dividend income totaled R$215 million for the year ended December 31, 2014, compared to R$205 million for the year ended December 31, 2013. This increase was due to the increase in dividend income on equity investments. For the year ended December 31, 2012, dividend income totaled R$323 million. The decrease of dividend income for the year ended December 31, 2014 compared to the year ended December 31, 2013 is due to lower income from dividends of other companies.

Annual Report 2014	A-124

Net gain (loss) from investment securities and derivatives totaled a loss of R$724 million for the year ended December 31, 2014 compared to a loss of R$5,924 million in the same period in 2013. For the year ended December 31, 2012, net gain (loss) from investment securities and derivatives totaled a loss of R$5,924 million. These results were mainly due to our risk management strategies, particularly those associated with derivative instruments used to hedge our investments abroad and due to the depreciation of the real against the U.S. dollar during 2014 and 2013.

Foreign exchange results and exchange variation on transactions totaled R$9,644 million for the year ended December 31, 2014, R$6,594 million for the year ended December 31, 2013 and R$3,755 million for the year ended December 31, 2012. The changes were due mainly to the effect from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad.

The following table shows the main components of our non-interest income for the years ended December 31, 2012, December 31, 2013 and December 31, 2014:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER 31,				VARIATION (%)
NON-INTEREST INCOME	2014	2013	2012	2014 – 2013		2013 – 2012
Banking Service Fees	26,342	22,712	18,944	3,630	16.0	3,768	19.9
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,888	6,639	6,108	249	3.8	531	8.7
Other Income	2,154	1,395	2,282	759	54.4	(887)	(38.9)
Total non-interest income	35,384	30,746	27,334	4,638	15.1	3,412	12.5

In 2014, our non-interest income amounted to R$35,384 million, representing a growth of 15.1% from the same period in the previous year. The increase is mainly due to the growth in banking service fees. In 2013, our non-interest income amounted to R$30,746 million, representing a growth of 12.5% from the same period in the previous year, due to the growth in banking service fees.

Banking service fees refer to the sum of fees from current account services, asset management, collection, credit card services, guarantees issued and credit lines, brokerage commission and other fees. In 2014, the increase in banking service fee revenues was mainly due to: (i) income from fees from credit card services, influenced by the increased revenues from credit card annual fees, increases in sales and an increase in the number of equipment (POS) rented during the period, as well as the acquisition of Credicard, and (ii) income from current account services, influenced by the expansion of our account holder base and the increase in the offering of differentiated products and services. These products include the differentiated current account service packages for individuals and the convenience and versatility of the Conta Certa, a product offered to companies. The growth in banking service fees and other fees income is in line with our strategy to diversify our income, mainly to make it less dependent on changes in interest rates. In 2013, the increase in banking service fees revenues was mainly due to income from fees from credit card services, influenced by the larger revenues from annual fee, increases in sales and an increase in number of equipment (POS) rented during in the period, and to income from current account services, influenced by the increase in the volume of packages and services. New subscriptions to current account service product packages and the adjustment of services provided to our Uniclass clients and by our Itaú Empresas business unit also contributed to this growth.

In 2014, income from insurance, private pension and capitalization operations (premium bonds) before claim and selling expenses increased R$249 million compared to 2013. The increase was influenced by (i) the lower premium reinsurance of R$492 million due to the sale of our large risk insurance operations in 2014, (ii) the decrease of R$192 million in changes in reserves for insurance and private pension and (iii) by the increase of R$95 million in revenue from capitalization plans. These variations were partially offset by the decrease in income from insurance and private pension, mainly due to the decrease income in VGBL, mandatory insurance for personal injury caused by motor vehicles (DPVAT) and large risk products.

In 2013, income from insurance, private pension and capitalization operations (premium bonds) before claim and selling expenses increased R$531 million compared to 2012. The increase was mainly due to lower expenses for change in reserves for insurance and private pension, partially offset by the decrease in income from insurance and private pensions. The increase was mainly due to the decrease of R$2,342 million in changes in reserves for insurance and private pension due to the impact of the change in a Brazilian government resolution (CMN No. 4,176) which lengthens the duration of fixed-income portfolios. This change, along with the increase in future interest rates, increased the volatility of long term fixed-income securities of the private pension funds market. Another result of such changes to the private pension funds market is that customers moved funds to other investments, thereby resulting in a lower increase in pension plan assets, and thus, a decrease of R$1,421 million in revenues, from insurance and private pension, when compared to the previous year.

In 2014, other income increased, mainly influenced by the increase in reversal of provisions for losses from securities. In 2013, other income decreased, mainly influenced by the effect of the sale of our interest in Serasa S.A. during that year.

The following chart shows a comparison between our total non-interest income for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, as well as the ratio between our total non-interest income and our banking product (operating revenues) for the same periods:

Annual Report 2014	A-125

The following chart shows the aggregate banking services fees and the components thereof for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

Below is the composition of our losses on loans and claims for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED
LOSSES ON LOANS AND	DECEMBER 31,			VARIATION (%)
CLAIMS	2014	2013	2012	2014 – 2013		2013 – 2012
Expenses for allowance for loan and lease losses	(18,832)	(17,856)	(23,982)	(976)	5.5	6,126	(25.5)
Recovery of loans written-off as loss	5,054	5,061	4,663	(7)	(0.1)	398	8.5
Expenses for claims	(2,430)	(3,155)	(3,320)	725	(23.0)	165	(5.0)
Recovery of claims under reinsurance	407	1,080	1,285	(673)	(62.3)	(205)	(16.0)
Total losses on loans and claims	(15,801)	(14,870)	(21,354)	(931)	6.3	6,484	(30.4)

Evolution of the expenses for allowance for loan and lease losses

The chart below shows the changes in the components making up our expenses for allowance for loan and lease losses which primarily account for the variation between expenses for allowance for loan and lease losses for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

For the year ended December 31, 2014, our expenses for allowance for loan and lease losses increased 5.5% compared to the same period in 2013 despite an increase of 9.9% in our loan portfolio in this period. This was the result of our continued application of stricter requirements for granting loans, which has led to higher down payment requirements and shorter financing terms and due to the acquisition of Credicard which increased our loan portfolio by R$8.2 billion in December 2013.

For the year ended December 31, 2013, our expenses for allowance for loan and lease losses decreased 25.5% compared to the same period in 2012, mainly related to lower delinquency ratios in our small companies and personal loans portfolios, which contributed with R$5,614 million, or 92%, to the R$6,126 million total decrease. The delinquency ratios of our vehicle loan portfolio are still in a downward trend and the expenses for allowance for loan and lease losses decreased 14.0% for the year ended December 31, 2013.

Annual Report 2014	A-126

The NPL ratios presented as of December 31, 2014, below, reached their lowest levels since the Itaú and Unibanco association in November 2008.

In the year ended December 31, 2014, the recovery of loans written off as losses remained relatively stable compared to the year ended December 31, 2013 and reached R$5,054 million, representing a 0.1% decrease. In the year ended December 31, 2013, the recovery of loans written off as losses increased by 8.5% or R$398 million compared to the year ended December 31, 2012.

Expenses for claims decreased by R$725 million, mainly due to a decrease in claims of corporate insurance risks, individual and group accident insurance segments for the year ended December 31, 2014 compared to the year ended December 31, 2013. In the year ended December 31, 2013 expenses for claims decreased R$165 million compared to year ended December 31, 2012, primarily due to a reduction in the claims ratio to specified and all risks, credit life and warranty extension – assets.

Recovery of claims under reinsurance decreased by R$673 million in 2014 from R$1,080 million for the year ended December 31, 2013 to R$407 million in the year ended December 31, 2014, mainly due to a decrease in the recovery of claims in our segment of large risk insurance products. In the year ended December 31, 2013, recovery of claims under reinsurance decreased R$205 million compared to the year ended December 31, 2012, mainly due to a reduction in the recovery of claims from corporate insurance risks that have reinsurance.

Below is the composition of our general and administrative expenses for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER 31,			VARIATION (%)
GENERAL AND ADMINISTRATIVE EXPENSES	2014	2013	2012	2014 – 2013		2013 – 2012
Personnel expenses	(17,071)	(15,860)	(14,332)	(1,211)	7.6	(1,528)	10.7
Administrative expenses	(14,325)	(13,257)	(12,665)	(1,068)	8.1	(592)	4.7
Depreciation	(1,641)	(1,522)	(1,346)	(119)	7.8	(176)	13.1
Amortization	(827)	(808)	(844)	(19)	2.4	36	(4.3)
Insurance acquisition expenses	(1,214)	(1,147)	(1,253)	(67)	5.8	106	(8.5)
Other expenses	(7,472)	(7,320)	(7,640)	(152)	2.1	320	(4.2)
Total General and Administrative Expenses	(42,550)	(39,914)	(38,080)	(2,636)	6.6	(1,834)	4.8

We kept a tight control on costs and have partially offset the potential rise in costs (brought by the growth of operations, the rise in salaries and benefits due to collective labor agreements and the impact of inflation on our administrative costs) with Efficiency gains. Between December 31, 2013, and December 31, 2014, our number of employees decreased 2.6% to 93,175 mainly as a result of our natural turn-over. Further, there was a decrease of 322 employees due to the sale of our large risk operation in October 2014. Between December 31, 2012, and December 31, 2013, our number of employees decreased 1.3% to 95,696, in spite of the arrival of 1,194 employees from Credicard in December 2013.

General and administrative expenses increased R$2,636 million, or 6.6%, in 2014 compared to 2013. In 2013, these expenses increased 4.8% compared to 2012.

In 2014, the increase of R$1,211 million in personnel expenses was mainly a result of the increase in expenses related to compensation, payroll taxes, benefits and profit sharing. The annual collective negotiation agreement reached in October 2014, increased compensation by 8.5% starting from September 2014, and impacted the year ended December 31, 2014 compared to the same period of 2013. In 2013, the increase of R$1,528 million in personnel expenses was mainly a result of the growth in expenses related to compensation, payroll taxes, benefits and profit sharing, which contributed with R$1,042 million to the increase in personnel expenses. The increase was mainly due to the annual collective negotiation agreement reached in October 2013, which increased these expenses by 8.0%, on top of the agreement reached in September 2012, which grew compensation by 7.5% and benefits by 8.5%.

In 2014, the administrative expenses increased R$1,068 million, or 8.1%, mainly because of increases in third-party services, data processing and telecommunications, rent, security and financial services. The increase in these expenses was due to the organic growth of our operations, the effect of inflation on most contracts and costs in the year ended December 31, 2014. In 2013, administrative expenses increased by 4.7%, mainly because of growths in advertising, promotions and publication expenses and

Annual Report 2014	A-127

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

In 2014, other expenses increased R$152 million, or 2.1%, mainly due to the growth in selling expenses related to credit cards wich represented R$817 million, partially offset by lower provisions in connection with tax and social security lawsuits, which provisions represented R$566 million in the year ended December 31, 2014. In 2013, other non-interest expenses decreased 4.2%, mainly due to the fact that the disposal of our investment in Banco BPI S.A., increased such expenses by R$302 million in 2012. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 26 – General and Administrative Expenses and Note 32 – Provisions, Contingencies and Other Commitments for further details.

In the year ended December 31, 2014, tax expenses (ISS, PIS, Cofins and other tax expenses) amounted to R$5,063 million, an increase of R$722 million compared to the year ended December 31, 2013, and decreased R$156 for the year ended December 31, 2013 compared to the year ended December 31, 2012, reflecting the growth in our banking product (operating revenues).

Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis. Conversely, certain amounts are considered taxable income or deductible expenses in the calculation of our taxes on income but do not affect our income statement. Those items are referred to as “permanent differences”. Our total income tax and social contribution includes current income tax and social contribution as well as deferred income tax and social contribution. The former is the tax expense under Brazilian tax laws for the period, and the latter is the tax expense resulting from permanent differences.

In the year ended December 31, 2014, income tax and social contribution amounted to R$6,947 million, an increase of R$2,604 million compared to the year ended December 31, 2013. This increase is mainly due to the 38.1% growth in our profits (income before income tax and social contribution) and to the tax effect of the hedge of our equity investments abroad, as exchange rate variations on such investments are not taxable but the hedge of such investments is. In the year ended December 31, 2013, income tax and social contribution amounted R$4,343 million, a decrease of R$118 million, or 2.8% compared to the year ended December 31, 2012.

Basis of Segment Information Presentation

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

Capital and funding costs are allocated to each segment based on Tier I Capital rules and according to a proprietary model, while the capital surplus and subordinated debt surplus are allocated to the segment Activities with the market and Corporation. The tax effects of payments of interest on our own capital have been allocated to the segments proportionally to the amount of the Tier I Capital of each segment. Additionally, share of income of unconsolidated companies not related to segments and non-controlling interest were allocated to the segment Activities with the market and Corporation.

The Efficiency Ratio and Risk Adjusted Efficiency Ratio are calculated based on managerial information, as presented below:

Effciency Ratio =	Non-Interest Expenses
(Banking Product - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Risk Ajusted
Efficiency Ratio =	Non-Interest Expenses + Losses on loans and claims
(Banking Product - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

The Efficiency Ratio and Risk Efficiency Ratio are non-GAAP measures and we disclose them herein as we consider them to be an important measure to understand how we manage our overhead costs. We disclose this measure to the market on a quarterly basis.

Low Efficiency ratios indicate a better performance, once this ratio measures the proportion of expenses over revenues. The risk-adjusted Efficiency ratio includes the risk portions associated with banking transactions (result of the allowance for loan and lease losses and recovery of loans written off as losses) and insurance and pension plan transactions (claims).

In the first quarter of 2013, we made changes to our consolidation criteria for managerial results in order to better align our presentation of managerial results with the way our management monitors results. These adjustments only rearrange certain revenues and costs within units, therefore they do not affect our net income disclosed. In addition, because of changes implemented in our structure, we changed the names of our segments to: (i) Commercial Bank – Retail, (ii) Wholesale Bank, (iii) Consumer Credit – Retail and (iv) Activities with the market and Corporation. The results of middle market companies, previously allocated to the Commercial Bank segment, are now reported in the Wholesale Bank segment.

Annual Report 2014	A-128

We present below a summary of the results from our operating segments for the periods indicated. The adjustments column presents effects of the differences between the segmented results (substantially in line with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our consolidated financial statements in IFRS. The following discussion should be read in conjunction with our audited consolidated financial statements, especially Note 34 regarding segment information in section Performance, item Consolidated Financial Statements (IFRS).

	(In millions of R$, except percentages)
		CONSUMER		ACTIVITIES WITH
CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1 TO DECEMBER 31, 2014	COMMERCIAL BANK – RETAIL	CREDIT – RETAIL	WHOLESALE BANK	THE MARKET AND CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking Product(1)	52,350	17,992	14,814	4,684	89,840	1,817	91,657
Losses on loans and claims	(8,129)	(4,180)	(2,733)	(3)	(15,045)	(756)	(15,801)
Banking Product net of losses on loans and claims	44,221	13,812	12,081	4,681	74,795	1,061	75,856
Other operating income (expenses)	(28,638)	(9,000)	(5,654)	(1,147)	(44,439)	(2,609)	(47,048)
Income before income tax and social contribution	15,583	4,812	6,427	3,534	30,356	(1,548)	28,808
Income tax and social contribution	(5,636)	(1,431)	(2,090)	(269)	(9,426)	2,479	(6,947)
Non-controlling interest in subsidiaries	-	(305)	-	(6)	(311)	5	(306)
Net income	9,947	3,076	4,337	3,259	20,619	936	21,555
(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.
Performance Measures
Efficiency Ratio (%)	52.0	46.5	34.6	25.1	46.6
Risk adjusted Efficiency ratio (%)	68.5	71.4	54.1	25.1	64.3
Balance Sheet Information
Loan, Lease and Other Credit Transactions	160,689	103,305	184,195	3,572	451,760	671	452,431
Total Assets	790,785	108,629	354,212	97,713	1,208,702	(81,499)	1,127,203

	(In millions of R$, except percentages)
		CONSUMER		ACTIVITIES WITH
CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1 TO DECEMBER 31, 2013	COMMERCIAL BANK – RETAIL	CREDIT – RETAIL	WHOLESALE BANK	THE MARKET AND CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking Product(1)	44,567	14,892	15,116	3,901	78,476	911	79,387
Losses on loans and claims	(7,613)	(4,860)	(3,055)	(82)	(15,610)	740	(14,870)
Banking Product net of losses on loans and claims	36,954	10,032	12,061	3,819	62,866	1,651	64,517
Other operating income (expenses)	(26,043)	(7,496)	(6,159)	(572)	(40,270)	(3,382)	(43,652)
Income before income tax and social contribution	10,911	2,536	5,902	3,247	22,596	(1,731)	20,865
Income tax and social contribution	(3,908)	(642)	(1,886)	(187)	(6,623)	2,280	(4,343)
Non-controlling interest in subsidiaries	-	(124)	-	(13)	(137)	39	(98)
Net income	7,003	1,770	4,016	3,047	15,836	588	16,424
(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.
Performance Measures
Efficiency Ratio (%)	55.9	46.5	37.2	18.2	48.5
Risk adjusted Efficiency ratio (%)	74.0	81.7	58.6	20.2	69.5
Balance Sheet Information
Loan, Lease and Other Credit Transactions	137,802	88,586	180,886	4,966	412,235	(533)	411,702
Total Assets	737,341	94,174	322,667	116,625	1,105,721	(78,424)	1,027,297

	(In millions of R$, except percentages)
		CONSUMER		ACTIVITIES WITH
CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1 TO DECEMBER 31, 2012	COMMERCIAL BANK – RETAIL	CREDIT – RETAIL	WHOLESALE BANK	THE MARKET AND CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking Product(1)	51,551	14,211	7,491	5,808	78,978	2,194	81,172
Losses on loans and claims	(15,292)	(5,179)	(795)	251	(21,015)	(339)	(21,354)
Banking Product net of losses on loans and claims	36,259	9,032	6,696	6,059	57,963	1,855	59,818
Other operating income (expenses)	(27,030)	(7,476)	(3,301)	(281)	(38,041)	(4,361)	(42,402)
Income before income tax and social contribution	9,229	1,556	3,395	5,778	19,922	(2,506)	17,416
Income tax and social contribution	(2,981)	(311)	(1,066)	(968)	(5,326)	1,101	(4,225)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)	(4)	(557)
Net income	6,248	1,245	2,329	4,221	14,043	(1,409)	12,634
(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, results from foreign exchange variation of transactions abroad.
Performance Measures
Efficiency Ratio (%)	50.0	49.3	40.8	7.5	45.6
Risk adjusted Efficiency ratio (%)	81.2	88.3	52.1	3.3	73.6
Balance Sheet Information
Loan, Lease and Other Credit Transactions	166,718	85,839	109,435	4,309	366,285	699	366,984
Total Assets	745,032	90,096	233,430	134,544	1,014,425	(57,271)	957,154

Annual Report 2014	A-129

Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic market within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension and capitalization (premium bonds) transactions are divided between revenues earned in Brazil and abroad. The following information is presented in IFRS, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2014, 2013 and 2012:

	(In millions of R$)
REVENUES FROM	FOR THE YEAR ENDED DECEMBER 31,
OPERATIONS IN BRAZIL AND ABROAD	2014	2013	2012
Interest income(1)	129,250	95,002	101,905
Brazil	119,407	86,934	95,063
Abroad	9,843	8,068	6,842
Banking Service Fees	26,342	22,712	18,944
Brazil	24,869	21,388	17,918
Abroad	1,473	1,324	1,026
Income from insurance, private pension and capitalization operations after	3,651	3,417	2,820
Brazil	3,624	3,382	2,792
Abroad	26	35	28

	(In millions of R$)
REVENUES ABROAD	FOR THE YEAR ENDED DECEMBER 31,
BY BUSINESS SEGMENTS	2014	2013	2012
Commercial Bank	4,993	4,222	3,806
Argentina	692	606	425
Chile	852	883	629
Uruguay	535	406	227
Other companies abroad(2)	2,914	2,328	2,525
Whosale Bank	1,414	1,331	832
Other companies abroad(1)	1,414	1,331	832
Consumer Credit	181	163	127
Argentina	43	34	22
Uruguay	33	30	24
Chile	105	99	81
IFRS Adjustments	4,754	3,710	3,132

(1)	Includes interest and similar income, dividend income, net gains (loss) from investment securities and derivatives, foreign exchange results and exchange variation on transactions.
(2)	Itaú Unibanco S.A. – Agências Grand Cayman, New York, Tokyo e Nassau Branch, ITAÚ UNIBANCO HOLDING S.A – Grand Cayman Branch, Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, IPI – Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa – Investimentos, SGPS, Lda., Itaúsa Portugal – SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A (nova denominação social de Banco Itaú Europa Luxembourg S.A.), Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), Itaú Cayman Directors Ltd., UBT Finance S.A., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, IPI – Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC.
(3)	Activities with the Market and Corporation has no operations outside Brazil for the years ended December 31, 2014, 2013 and 2012.

Commercial Bank – Retail

The following table sets forth the consolidated statement of income with respect to our Commercial Bank – Retail segment for the years ended December 31, 2014, 2013 and 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER, 31			VARIATION (%)
CONSOLIDATED STATEMENT OF INCOME	2014	2013	2012	2014 – 2013	2013 – 2012
Banking Product	52,350	44,567	51,551	17.5	(13.5)
Interest margin	28,957	23,719	32,770	22.1	(27.6)
Banking service fees	14,771	12,585	12,289	17.4	2.4
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,622	8,263	6,030	4.3	37.0
Other income	-	-	462	-	(100.0)
Losses on loans and claims	(8,129)	(7,613)	(15,292)	6.8	(50.2)
Expenses for allowance for loan and lease losses	(9,292)	(9,155)	(16,577)	1.5	(44.8)
Recovery of loans written-off as losses	3,158	3,561	3,320	(11.3)	7.3
Expenses for claims/Recovery of claims under reinsurance	(1,995)	(2,019)	(2,035)	(1.2)	(0.8)
Banking Product net of losses on loans and claims	44,221	36,954	36,259	19.7	1.9
Other operating income (expenses)	(28,638)	(26,043)	(27,030)	10.0	(3.7)
Non-interest expenses	(25,739)	(23,522)	(24,539)	9.4	(4.1)
Tax expenses for ISS, PIS and COFINS and other	(2,899)	(2,521)	(2,704)	15.0	(6.8)
Share of comprehensive income of unconsolidated companies, net	-	-	108	-	(100.0)
Other	-	-	105	-	(100.0)
Income before income tax and social contribution	15,583	10,911	9,229	42.8	18.2
Income tax and social contribution	(5,636)	(3,908)	(2,981)	44.2	31.1
Non-controlling interest in subsidiaries	-	-	-	-
Net income	9,947	7,003	6,248	42.0	12.1
Efficiency Ratio (%)	52.0	55.9	50.0
Risk Adjusted Efficiency Ratio (%)	68.5	74.0	81.2

In the first quarter of 2013, we reclassified some middle market companies from the Commercial Bank – Retail to the Wholesale Bank. One year later, in the first quarter of 2014, some of those middle market companies, previously allocated to the Wholesale Bank segment, were reclassified back to the Commercial Bank segment.

Net income for the Commercial Bank – Retail segment increased 42.0% in the year ended December 31, 2014 from the same period of 2013, mainly due to the positive impact of a 22.1% increase in interest margin and a 17.4% increase in banking service fees with higher revenues from current account services, credit card, consortia and collection services. These impacts are mainly influenced by the migration of the middle market companies from the Wholesale Bank segment. Furthermore, losses on loans and claims increased R$516 million or 6.8% from 2013, despite the 16.6% growth on loan and lease balance mainly due to the change in the credit profile of our portfolio.

Annual Report 2014	A-130

On the other hand, with a negative impact on the net income, non-interest expenses increased 9.4%. It was also a consequence of the above mentioned reclassification along with a higher volume of transactions (as a result of a growth in our banking operations), and an increase in personnel expenses, which were affected by the collective negotiation agreements reached in 2013 and 2014.

In 2013, the net income for the Commercial Bank – Retail segment increased 12.1% when compared to 2012, mainly due to the positive impact in net income of a 50.2% decrease in the losses on loans and claims. This decrease was mainly influenced by the change in the credit profile of our portfolio.

Consumer Credit – Retail

The following table sets forth the consolidated statement of income with respect to our Consumer Credit – Retail segment for the years ended December 31, 2014, 2013 and 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER, 31			VARIATION (%)
CONSOLIDATED STATEMENT OF INCOME	2014	2013	2012	2014 – 2013	2013 – 2012
Banking Product	17,992	14,892	14,211	20.8	4.8
Interest margin	11,159	9,230	8,310	20.9	11.1
Banking service fees	6,832	5,662	5,890	20.7	(3.9)
Income from insurance, private pension and capitalization operations before claim and selling expenses	1	-	(7)	-	(100.0)
Other income	-	-	18	-	(100.0)
Losses on loans and claims	(4,180)	(4,860)	(5,179)	(14.0)	(6.2)
Expenses for allowance for loan and lease losses	(5,708)	(5,996)	(6,111)	(4.8)	(1.9)
Recovery of loans written-off as losses	1,528	1,136	932	34.5	21.9
Expenses for claims/Recovery of claims under reinsurance	-	-	-	-	-
Banking Product net of losses on loans and claims	13,812	10,032	9,032	37.7	11.1
Other operating income (expenses)	(9,000)	(7,496)	(7,476)	20.1	0.3
Non-interest expenses	(7,823)	(6,428)	(6,551)	21.7	(1.9)
Tax expenses for ISS, PIS and COFINS and other	(1,177)	(1,068)	(968)	10.2	10.3
Share of comprehensive income of unconsolidated companies, net	-	-	58	-	(100.0)
Other	-	-	(15)	-	(100.0)
Income before income tax and social contribution	4,812	2,536	1,556	89.7	63.0
Income tax and social contribution	(1,431)	(642)	(311)	122.9	106.4
Non-controlling interest in subsidiaries	(305)	(124)	-	146.0	-
Net income	3,076	1,770	1,245	73.8	42.2
Efficiency Ratio (%)	46.5	46.5	49.3
Risk Adjusted Efficiency Ratio (%)	71.4	81.7	88.3

In 2014 net income for our Consumer Credit – Retail segment increased 73.8% from 2013, mainly due to the 20.8% increase in the banking product and the 14.0% decrease in losses on loans and claims.

The 20.8% improvement in banking product was the result of the 20.9% increase in interest margin and the 20.7% increase in banking services fees. The increase in the interest margin was mainly due to the results of Itaú BMG Consignado and the Credicard acquisition, which occurred in December 2013. The decrease on losses on loans and claims was mainly due to the 34.5% increase in the recovery of loans written-off as losses that was a result of the changes in our recovery strategy.

Non-interest expenses increased 21.7% in 2014 compared to 2013, mainly due to a higher transaction volume as a result of a growth in our banking operations, particularly through Itaú BMG Consignado.

In 2013, net income for our Consumer Credit – Retail segment increased 42.2% from 2012, mainly due to the 4.8% increase in the banking product and the 6.2% decrease in losses on loans and claims. In 2013, we were more conservative in our credit appetite with respect to the vehicles portfolio, applying stricter requirements for granting loans in this period, which have led to increased down payment requirements and shorter financing terms. This strategy reduced our expenses for allowance for loan and lease losses from R$6,111 in 2012 to R$5,996 in 2013, a 1.9% decrease year over year. The increase in the interest margin was mainly due to the results of Itaú BMG Consignado and to the change in the consolidation criteria of our subsidiaries FIC and Luizacred, which were consolidated proportionally based on our fifty percent interest in 2012, and in 2013 became fully consolidated.

Annual Report 2014	A-131

Wholesale Bank

The following table sets forth the consolidated statement of income with respect to our Wholesale Bank segment for the years ended December 31, 2014, 2013 and 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER, 31			VARIATION (%)
CONSOLIDATED STATEMENT OF INCOME	2014	2013	2012	2014 – 2013	2013 – 2012
Banking Product	14,814	15,116	7,491	(2.0)	101.8
Interest margin	10,678	11,117	5,334	(3.9)	108.4
Banking service fees	3,950	3,688	2,261	7.1	63.1
Income from insurance, private pension and capitalization operations before claim and selling expenses	186	311	38	(40.2)	718.4
Other income	-	-	(142)	-	(100.0)
Losses on loans and claims	(2,733)	(3,055)	(795)	(10.5)	284.3
Expenses for allowance for loan and lease losses	(3,068)	(3,347)	(871)	(8.3)	284.3
Recovery of loans written-off as losses	363	348	76	4.3	357.9
Expenses for claims/Recovery of claims under reinsurance	(28)	(56)	-	(50.0)	-
Banking Product net of losses on loans and claims	12,081	12,061	6,696	0.2	80.1
Other operating income (expenses)	(5,654)	(6,159)	(3,301)	(8.2)	86.6
Non-interest expenses	(4,838)	(5,296)	(2,891)	(8.6)	83.2
Tax expenses for ISS, PIS and COFINS and other	(816)	(863)	(410)	(5.4)	110.5
Share of comprehensive income of unconsolidated companies, net	-	-	5	-	(100.0)
Other	-	-	(5)	-	(100.0)
Income before income tax and social contribution	6,427	5,902	3,395	8.9	73.8
Income tax and social contribution	(2,090)	(1,886)	(1,066)	10.8	76.9
Non-controlling interest in subsidiaries	-	-	-	-	-
Net income	4,337	4,016	2,329	8.0	72.4
Efficiency Ratio (%)	34.6	37.2	40.8
Risk Adjusted Efficiency Ratio (%)	54.1	58.6	52.1

In the first quarter of 2013, we reclassified some middle market companies from the Commercial Bank – Retail to the Wholesale Bank. One year after that, in the first quarter of 2014 some of those middle market companies were reclassified back to the Commercial Bank segment.

In 2014, net income for our Wholesale Bank segment increased 8.0% from the previous year, despite the migration of middle market clients to the Commercial Bank segment, mainly due to lower non-interest expenses, which decreased 8.6% from 2013 and lower losses on loans and claims, which decreased 8.3% from the previous year. Banking services fees increased 7.1% from 2013 on higher revenues from Merger and Acquisitions and Fixed Income operations.

The decrease of our expenses for allowance for loan and lease losses was mainly due to the migration of middle market companies to the Commercial Bank – Retail segment and to the improvement of our large and middle market companies’ loan portfolio. Interest margin decreased 3.9% in 2014 compared to 2013, also mainly due the above mentioned migration.

In 2013, net income for our Wholesale Bank segment increased 72.4% from the previous year. Our banking product increased 101.8% as the interest margin and the banking service fees were 108.4% and 63.1% higher than in 2012. In addition to the effect of the result of the middle market companies, the increase in the corporate loan portfolio and in fees from investment banking, cash management and payments services (with REDE) were responsible for this sharp improvement in banking product.

Losses on loans and claims increased 284.3%, due to the migration of middle market companies from the Commercial Bank – Retail segment. Our expenses for allowance for loan and lease losses with middle market companies were R$ 2,454 million in 2013, 15.5% lower than in 2012. Also with negative impact on net income, the non-interest expenses increased 83.2% as we had more expenses with information technology, telecommunication and debt collection.

Annual Report 2014	A-132

Activities with the Market and Corporation

The following table sets forth the consolidated statement of income with respect to our Activities with the Market and Corporation segment for the years ended December 31, 2014, 2013 and 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER, 31			VARIATION (%)
CONSOLIDATED STATEMENT OF INCOME	2014	2013	2012	2014 – 2013	2013 – 2012
Banking Product	4,684	3,901	5,808	20.1	(32.8)
Interest margin	4,361	3,571	5,555	22.1	(35.7)
Banking service fees	224	213	249	5.2	(14.5)
Income from insurance, private pension and capitalization operations before claim and selling expenses	99	117	4	(15.4)	2,825.0
Other income	-	-	-	-	-
Losses on loans and claims	(3)	(82)	251	(96.3)	(132.7)
Expenses for allowance for loan and lease losses	(3)	(82)	(85)	(96.3)	(3.5)
Recovery of loans written-off as losses	-	-	336	-	(100.0)
Expenses for claims/Recovery of claims under reinsurance	-	-	-	-	-
Banking Product net of losses on loans and claims	4,681	3,819	6,059	22.6	(37.0)
Other operating income (expenses)	(1,147)	(572)	(281)	100.5	103.6
Non-interest expenses	(1,183)	(741)	(449)	59.6	65.0
Tax expenses for ISS, PIS and COFINS and other	36	169	(148)	(78.7)	(214.2)
Share of comprehensive income of unconsolidated companies, net	-	-	316	-	(100.0)
Other	-	-	-	-	-
Income before income tax and social contribution	3,534	3,247	5,778	8.8	(43.8)
Income tax and social contribution	(269)	(187)	(968)	43.9	(80.7)
Non-controlling interest in subsidiaries	(6)	(13)	(589)	(53.8)	(97.8)
Net income	3,259	3,047	4,221	7.0	(27.8)
Efficiency Ratio (%)	25.1	18.2	7.5
Risk Adjusted Efficiency Ratio (%)	25.2	20.2	3.3

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

In 2014, net income from Activities with the Market and Corporation increased 7.0% from the previous year. With positive effects on our net income, interest margin increased R$790 million or 22.1% (mainly due to higher results on our treasury transactions undertaken for purposes of asset and liability management and proprietary portfolio management) and expenses for allowance for loan and lease losses decreased R$79 million when compared to 2013. Non-interest expenses increased 59.6% in 2014 when compared to 2013, mainly due to pre-operational costs of our new Technology Center in Mogi Mirim.

In 2013, net income from Activities with the Market and Corporation decreased 27.8% as interest margin decreased 35.7% and non-interest expenses increased 65.0% from the previous year. Losses on loans and claims decreased from R$251 million in 2012 to a loss of R$82 million in 2013. These changes were due to differences in revenues and expenses allocation to other operating segments.

Changes in Cash Flows

The following table sets forth the main variations in our cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	(In millions of R$)
	FOR THE YEAR ENDED
	DECEMBER 31,
CHANGES IN CASH FLOWS	2014	2013	2012
Net cash provided by operating activities	89,726	32,530	48,633
Net cash provided (used in) by investing activities	2,676	(14,500)	(37,582)
Net cash (used in) financing activities	(21,688)	(10,606)	(4,913)
Net increase (decrease) in cash and cash equivalents	70,714	7,425	6,139

Operating Activities

In 2014, the changes in cash flows from operating activities resulted from a decrease in financial assets held for trading and an increase in deposits received under securities repurchase agreements, partially offset by increases in loan operations. In 2013, the changes in cash flows from operating activities resulted primarily from an increase in funds from interbank markets offset by our loan operations. In 2012, the changes in cash flows from operating activities resulted primarily from an increase in deposits received under securities repurchase agreements and a decrease in compulsory deposits with the Central Bank. This was partially offset by increases in securities purchased under agreements to resell, loan transactions and financial assets held for trading and other assets.

Investing Activities

In 2014, the sale of large risk insurance operations and the sale of available-for-sale assets was the main cause for the inflows in our cash flow from investing activities offset by cash paid from purchase of available-for-sale assets. In 2013 and 2012, the increase in purchase of available-for-sale assets was the main cause for the outflows in our cash flow from investing activities offset by cash received from sale of available-for-sale assets.

Annual Report 2014	A-133

Financing Activities

In 2014 and in 2013, the changes in cash flows from financing activities were primarily a result of an increase in redemptions of our subordinated debt in institutional markets and dividends and interest on capital paid. In 2012, the changes in cash flows from financing activities were primarily a result of a decrease in redemptions of our subordinated debt in institutional markets and the acquisition of the remaining minority interest in Redecard, partially offset by an increase in funding from institutional markets.

Liquidity and Capital Resources

Our board of directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the Superior Institutional Treasury and Liquidity Committee (CSTIL) considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and the Superior Institutional Treasury and Liquidity Committee (CSTIL). This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). The United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels. As a result of the adoption of the new Basel III liquidity indicators by all G-20 countries, starting in 2015, minimum liquidity levels are expected to apply to Brazil and Argentina as well.

CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions.The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2014, 2013 and 2012:

	(In millions of R$)
	AS OF DECEMBER 31,			2014 AVERAGE
CASH IN CASH FLOWS	2014	2013	2012	BALANCE (1)
Cash and deposits on demand	17,527	16,576	13,967	17,475
Funded positions of securities purchased under agreements to resell	74,275	23,979	22,896	35,832
Unencumbered government securities	45,587	50,573	83,980	57,061
Operational reserve	137,389	91,128	120,843	110,367

(1) Average calculated based on interim financial statements.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury and Liquidity Committee (CSTIL). These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available, sufficient to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

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

Annual Report 2014	A-134

The following table sets forth our average deposits and borrowings for the year ended December 31, 2014, 2013 and 2012:

	(In millions of R$, except percentages)
	FOR THE YEAR ENDED DECEMBER 31,
	2014		2013		2012
	AVERAGE	% OF	AVERAGE	% OF	AVERAGE	% OF
AVERAGE DEPOSITS AND BORROWINGS	BALANCE	TOTAL	BALANCE	TOTAL	BALANCE	TOTAL
Interest-bearing liabilities	793,069	82.4	738,535	83.4	649,026	83.4
Interest-bearing deposits	233,999	24.3	209,347	23.6	206,652	26.5
Savings deposits	111,473	11.6	92,964	10.5	73,404	9.4
Interbank deposits	6,131	0.6	7,446	0.8	8,661	1.1
Time deposits	116,395	12.1	108,937	12.3	124,587	16.0
Securities sold under repurchase agreements	266,527	27.7	256,025	28.9	204,358	26.3
Interbank market debt and Institutional market debt	183,981	19.1	174,834	19.7	154,852	19.9
Interbank market debt	113,522	11.8	104,002	11.7	94,555	12.1
Institutional market debt	70,459	7.3	70,832	8.0	60,297	7.7
Reserves for insurance private pension and liabilities for capitalization plans	107,880	11.2	97,818	11.0	82,820	10.6
Other Interest-bearing liabilities	682	0.1	511	0.1	344	0.0
Non-interest-bearing liabilities	169,247	17.6	147,338	16.6	129,413	16.6
Non-interest bearing deposits	43,840	4.6	36,726	4.1	30,324	3.9
Derivatives	13,107	1.4	10,355	1.2	8,251	1.1
Other non-interest bearing liabilities	112,300	11.7	100,257	11.3	90,838	11.7
Total	962,316	100.0	885,873	100.0	778,439	100.0

Our principal sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 17 – Deposits for further details about funding.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. As of December 31, 2014, none of these events, including any events of default or failure to satisfy financial covenants, have occurred, and we have no reason to believe that it is reasonably likely that any of these events will occur in 2015.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

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

Information on trends

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment (please refer to section Context, item Macroeconomic Context, Brazilian Context and section Our Risk Management, item Risk Factors, Macroeconomic Risks for further details);
•	legal and regulatory developments (please refer to section Context, item Macroeconomic Context, Brazilian Context and section Our Risk Management, item Risk Factors, Legal and Regulatory Risks for further details);
•	the effects of any ongoing international financial turmoil, including on the liquidity and capital required (please refer to section Context, item Macroeconomic Context, Global Context and section Our Risk Management, item Risk Factors, Macroeconomic Risks for further details);
•	the inflation effects on the result of our operations (please refer to section Context, item Macroeconomic Context, Brazilian Context and section Our Risk Management, item Risk Factors, Macroeconomic Risks, Inflation and fluctuations in interest rates may have a material adverse effect on us for further details);
•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please refer to section Performance, item Financial Performance, Results Our Risk Management, item Risk Factors, Macroeconomic Risks, for further details); and
•	any acquisitions we may make in the future (please refer to Our Risk Management, item Risk Factors, The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us).

As part of our strategy, we continue to review growth opportunities, both in Brazil and outside of Brazil. Additionally, please refer to section Our Risk Management, item Risk Factors for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

Annual Report 2014	A-135

Consolidated Financial Statements (IFRS)

The following financial statements, together with the report of the independent auditor, are part of this annual report:

Annual Report 2014

Management´s Report on

Internal Control over Financial Reporting

The management of Itaú Unibanco Holding S.A is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to allow for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, concluded that the changes that occurred during the year ended December 31, 2014 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

By:	/s/ Roberto Egydio Setubal	By:	/s/ Eduardo Mazzilli de Vassimon

Name: Roberto Egydio Setubal		Name:	Eduardo Mazzilli de Vassimon
Title: Chief Executive Officer		Title:	Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 02, 2015

Financial Statements 2014	F-1

Report of Independent

Registered Public Accounting Firm

To the Board of Directors and Shareholders

Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries (“Itaú Unibanco Holding”) at December 31, 2014 and December 31, 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Itaú Unibanco Holding maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Itaú Unibanco Holding’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Itaú Unibanco Holding’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil

Date: April 02, 2015

Financial Statements 2014	F-2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

ASSETS	NOTE	12/31/2014	12/31/2013
Cash and deposits on demand	4	17,527	16,576
Central Bank compulsory deposits	5	63,106	77,010
Interbank deposits	6	23,081	25,660
Securities purchased under agreements to resell	6	208,918	138,455
Financial assets held for trading	7a	132,944	148,860
Pledged as collateral		37,366	25,743
Other		95,578	123,117
Financial assets designated at fair value through profit or loss	7b	733	371
Derivatives	8 and 9	14,156	11,366
Available-for-sale financial assets	10	78,360	96,626
Pledged as collateral		22,250	18,851
Other		56,110	77,775
Held-to-maturity financial assets	11	34,434	10,116
Pledged as collateral		6,102	5,095
Other		28,332	5,021
Loan operations and lease operations portfolio, net	12	430,039	389,467
Loan operations and lease operations portfolio		452,431	411,702
(-) Allowance for loan and lease losses		(22,392)	(22,235)
Other financial assets	20a	53,649	47,592
Investments in associates and joint ventures	13	4,090	3,931
Goodwill	3a and d	1,961	1,905
Fixed assets, net	15	8,711	6,564
Intangible assets, net	16	6,134	5,797
Tax assets		35,243	34,742
Income tax and social contribution – current		3,329	1,955
Income tax and social contribution – deferred	27b	31,129	31,886
Other		785	901
Assets held for sale	36	196	117
Other assets	20a	13,921	12,142
Total assets		1,127,203	1,027,297

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	12/31/2014	12/31/2013
Deposits	17	294,773	274,383
Securities sold under repurchase agreements	19a	288,683	266,682
Financial liabilities held for trading	18	520	371
Derivatives	8 and 9	17,350	11,405
Interbank market debt	19a	122,586	111,376
Institutional market debt	19b	73,242	72,055
Other financial liabilities	20b	71,492	61,274
Reserves for insurance and private pension	30c ll	109,778	99,023
Liabilities for capitalization plans		3,010	3,032
Provisions	32	17,027	18,862
Tax liabilities		4,465	3,794
Income tax and social contribution – current		2,835	1,655
Income tax and social contribution – deferred	27b II	201	328
Other		1,429	1,811
Other liabilities	20b	23,660	20,848
Total liabilities		1,026,586	943,105
Capital	21a	75,000	60,000
Treasury shares	21a	(1,328)	(1,854)
Additional paid-in capital	21c	1,508	984
Appropriated reserves	21d	8,210	13,468
Unappropriated reserves		16,301	12,138
Cumulative other comprehensive income		(431)	(1,513)
Total stockholders’ equity attributed to the owners of the parent company		99,260	83,223
Non-controlling interests		1,357	969
Total stockholders’ equity		100,617	84,192
Total liabilities and stockholders' equity		1,127,203	1,027,297

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 2014	F-3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 TO	01/01 TO	01/01 TO
	NOTE	12/31/2014	12/31/2013	12/31/2012
Banking product		91,657	79,387	81,172
Interest and similar income	23a	120,115	94,127	96,364
Interest and similar expense	23b	(72,977)	(46,361)	(48,067)
Dividend income		215	205	323
Net gain (loss) from investment securities and derivatives	23c	(724)	(5,924)	1,463
Foreign exchange results and exchange variations on transactions		9,644	6,594	3,755
Banking service fees	24	26,342	22,712	18,944
Income from insurance, private pension and capitalization operations before claim and selling expenses		6,888	6,639	6,108
Income from insurance and private pension	30b III	22,797	23,327	24,748
Premium reinsurance	30b III	(1,031)	(1,523)	(1,166)
Change in reserves for insurance and private pension		(15,436)	(15,628)	(17,970)
Revenue from capitalization plans		558	463	496
Other income	25	2,154	1,395	2,282
Losses on loans and claims		(15,801)	(14,870)	(21,354)
Expenses for allowance for loan and lease losses	12b	(18,832)	(17,856)	(23,982)
Recovery of loans written-off as loss		5,054	5,061	4,663
Expenses for claims		(2,430)	(3,155)	(3,320)
Recovery of claims under reinsurance		407	1,080	1,285
Banking product net of losses on loans and claims		75,856	64,517	59,818
Other operating income (expenses)		(47,048)	(43,652)	(42,402)
General and administrative expenses	26	(42,550)	(39,914)	(38,080)
Tax expenses		(5,063)	(4,341)	(4,497)
Share of profit or (loss) in associates and joint ventures	13	565	603	175
Income before income tax and social contribution	27	28,808	20,865	17,416
Current income tax and social contribution		(7,209)	(7,503)	(7,716)
Deferred income tax and social contribution		262	3,160	3,491
Net income		21,861	16,522	13,191
Net income attributable to owners of the parent company	28	21,555	16,424	12,634
Net income attributable to non-controlling interests		306	98	557
Earnings per share – basic	28
Common		3.94	3.01	2.31
Preferred		3.94	3.01	2.31
Earnings per share – diluted	28
Common		3.92	3.00	2.30
Preferred		3.92	3.00	2.30
Weighted average number of shares outstanding – basic	28
Common		2,770,034,003	2,770,034,003	2,770,034,003
Preferred		2,699,460,382	2,692,213,780	2,696,697,363
Weighted average number of shares outstanding – diluted	28
Common		2,770,034,003	2,770,034,003	2,770,034,003
Preferred		2,724,080,698	2,713,733,080	2,715,295,033

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 2014	F-4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

		01/01 TO	01/01 TO	01/01 TO
	NOTE	12/31/2014	12/31/2013	12/31/2012
Net income		21,861	16,522	13,191
Available-for-sale financial assets		583	(3,187)	1,231
Change in fair value		20	(6,166)	2,760
Income tax effect		14	2,476	(1,106)
(Gains)/losses transferred to income statement on disposal	23c	915	839	(705)
Income tax effect		(366)	(336)	282
Hedge		(143)	(317)	(465)
Cash flow hedge	9	336	312	(7)
Change in fair value		644	541	(14)
Income tax effect		(308)	(229)	7
Hedge of net investment in foreign operation	9	(479)	(629)	(458)
Change in fair value		(830)	(1,049)	(764)
Income tax effect		351	420	306
Remeasurements of liabilities for post-employment benefits(*)		202	(379)	-
Remeasurements	29	332	(633)	-
Income tax effect		(130)	254	-
Foreign exchange differences on foreign investments		440	635	530
Change in foreign exchange		347	330	(301)
Income tax effect		93	75	119
Share of other comprehensive income in associates and joint ventures – available-for-sale financial assets – (disposal of Banco BPI S.A.)	26	-	-	413
Change in fair value		-	-	626
Income tax effect		-	-	(213)
Total comprehensive income		22,943	13,274	14,900
Comprehensive income attributable to non-controlling interests		306	98	557
Comprehensive income attributable to the owners of the parent company		22,637	13,176	14,343

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 2014	F-5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2014, 2013 and 2012

(In millions of Reais)

	ATTRIBUTED TO OWNERS OF THE PARENT COMPANY										TOTAL
							OTHER COMPREHENSIVE INCOME				STOCKHOLDERS’	TOTAL
								REMEASUREMENTS	CUMULATIVE		EQUITY –	STOCKHOLDERS’
			ADDITIONAL					OF LIABILITIES OF	TRANSLATION	GAINS AND	OWNERS OF	EQUITY – NON-
		TREASURY	PAID-IN	APPROPRIATED	UNAPPROPRIATED	RETAINED	AVAILABLE	POST-EMPLOYMENT	ADJUSTMENTS	LOSSES –	THE PARENT	CONTROLLING
	CAPITAL	SHARES	CAPITAL	RESERVES	RESERVES	EARNINGS	FOR SALE(1)	BENEFITS	ABROAD	HEDGE(2)	COMPANY	INTERESTS	TOTAL
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	-	118	(452)	73,941	1,395	75,336
Transactions with owners	-	140	150	(119)	-	(5,177)	-	-	-	-	(5,006)	(519)	(5,525)
Treasury shares – granting of stock options	-	140	150	-	-	-	-	-	-	-	290	-	290
Granting of stock options – exercised options	-	262	(53)	-	-	-	-	-	-	-	209	-	209
Acquisition of treasury shares (Note 21a)	-	(122)	-	-	-	-	-	-	-	-	(122)	-	(122)
Granted options recognized	-	-	203	-	-	-	-	-	-	-	203	-	203
(Increase)/Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	(141)	(141)
Dividends/interest on capital – Special profit reserve (Note 21b)	-	-	-	(119)	-	(5,177)	-	-	-	-	(5,296)	(378)	(5,674)
Corporate reorganizations (Note 3b)	-	-	-	(7,360)	-	-	-	-	-	-	(7,360)	(939)	(8,299)
Other	-	-	-	-	(16)	-	-	-	-	-	(16)	(398)	(414)
Total comprehensive income	-	-	-	-	-	12,634	1,644	-	530	(465)	14,343	557	14,900
Net income	-	-	-	-	-	12,634	-	-	-	-	12,634	557	13,191
Other comprehensive income for the period	-	-	-	-	-	-	1,644	-	530	(465)	1,709	-	1,709
Appropriations:
Legal reserve	-	-	-	540	-	(540)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,083	1,834	(6,917)	-	-	-	-	-	-	-
Balance at 12/31/2012	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Change in the period	-	140	150	(1,856)	1,818	-	1,644	-	530	(465)	1,961	(1,299)	662
Balance at 01/01/2013	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	15,000	(331)	96	(12,404)	-	(5,842)	-	-	-	-	(3,481)	775	(2,706)
Capital increase – Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares – granting of stock options – exercised options	-	(331)	96	-	-	-	-	-	-	-	(235)	-	(235)
Granting of stock options – exercised options	-	331	(116)	-	-	-	-	-	-	-	215	-	215
Acquisition of treasury shares (Note 21a)	-	(662)	-	-	-	-	-	-	-	-	(662)	-	(662)
Granted options recognized	-	-	212	-	-	-	-	-	-	-	212	-	212
(Increase)/Reduction of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	812	812
Dividends and interest on capital – Statutory Reserve (Note 21b)	-	-	-	2,596	-	(5,842)	-	-	-	-	(3,246)	(37)	(3,283)

Financial Statements 2014	F-6

	ATTRIBUTED TO OWNERS OF THE PARENT COMPANY										TOTAL
							OTHER COMPREHENSIVE INCOME				STOCKHOLDERS’	TOTAL
								REMEASUREMENTS	CUMULATIVE		EQUITY –	STOCKHOLDERS’
			ADDITIONAL					OF LIABILITIES OF	TRANSLATION	GAINS AND	OWNERS OF	EQUITY – NON-
		TREASURY	PAID-IN	APPROPRIATED	UNAPPROPRIATED	RETAINED	AVAILABLE	POST-EMPLOYMENT	ADJUSTMENTS	LOSSES –	THE PARENT	CONTROLLING
	CAPITAL	SHARES	CAPITAL	RESERVES	RESERVES	EARNINGS	FOR SALE(1)	BENEFITS	ABROAD	HEDGE(2)	COMPANY	INTERESTS	TOTAL
Dividends/Interest on capital paid in 2013 – Year 2012 – Special profit reserve	-	-	-	(1,730)	-	-	-	-	-	-	(1,730)	-	(1,730)
Corporate reorganizations (Note 3b)	-	-	-	(640)	-	-	-	-	-	-	(640)	-	(640)
Other	-	-	-	-	(4)	-	-	-	-	-	(4)	-	(4)
Total comprehensive income	-	-	-	-	-	16,424	(3,187)	(379)	635	(317)	13,176	98	13,274
Net income	-	-	-	-	-	16,424	-	-	-	-	16,424	98	16,522
Other comprehensive income for the period	-	-	-	-	-	-	(3,187)	(379)	635	(317)	(3,248)	-	(3,248)
Appropriations:
Legal reserve	-	-	-	583	-	(583)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,236	4,763	(9,999)	-	-	-	-	-	-	-
Balance at 12/31/2013	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Change in the period	15,000	(331)	96	(8,955)	4,759	-	(3,187)	(379)	635	(317)	7,321	873	8,194
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	15,000	526	524	(12,053)	-	(7,344)	-	-	-	-	(3,347)	82	(3,265)
Capital increase – Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares – granting of stock options	-	526	223	-	-	-	-	-	-	-	749	-	749
Granting of stock options – exercised options	-	561	(26)	-	-	-	-	-	-	-	535	-	535
Acquisition of treasury shares (Note 21a)	-	(35)	-	-	-	-	-	-	-	-	(35)	-	(35)
Granted options recognized	-	-	249	-	-	-	-	-	-	-	249	-	249
Share-based payment – variable compensation			301								301	-	301
(Increase)/Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	167	167
Dividends/interest on capital – Special pro_t reserve (Note 21b)	-	-	-	2,947	-	(7,344)	-	-	-	-	(4,397)	(85)	(4,482)
Dividends/Interest on capital paid in 2014 – Year 2013 – Statutory Reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 3b)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	(17)	-	-	-	-	-	-	(17)	-	(17)
Total comprehensive income	-	-	-	-	-	21,555	583	202	440	(143)	22,637	306	22,943
Net income	-	-	-	-	-	21,555	-	-	-	-	21,555	306	21,861
Other comprehensive income for the period	-	-	-	-	-	-	583	202	440	(143)	1,082	-	1,082
Appropriations:
Legal reserve	-	-	-	870	-	(870)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	9,178	4,163	(13,341)	-	-	-	-	-	-	-
Balance at 12/31/2014	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Change in the period	15,000	526	524	(5,258)	4,163	-	583	202	440	(143)	16,037	388	16,425

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 2014	F-7

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 TO	01/01 TO	01/01 TO
	NOTE	12/31/2014	12/31/2013	12/31/2012
Adjusted net income		58,231	47,706	54,805
Net income		21,861	16,522	13,191
Adjustments to net income:		36,370	31,184	41,614
Granted options recognized	22d	550	212	203
Effects of changes in exchange rates on cash and cash equivalents		1,186	(2,590)	(1,546)
Expenses for allowance for loan and lease losses	12b	18,832	17,856	23,982
Interest and foreign exchange expense from operations with subordinated debt		7,879	4,940	4,374
Interest expense from operations with debentures		-	41	138
Change in reserves for insurance and private pension		15,436	15,628	17,970
Revenue from capitalization plans		(558)	(463)	(496)
Depreciation and amortization	15 and 16	2,544	2,333	2,190
Interest expense from provision for contingent and legal liabilities		1,019	801	1,178
Provision for contingent and legal liabilities		3,380	4,534	4,793
Interest income from escrow deposits		(377)	(265)	(302)
Deferred taxes		(262)	(3,160)	(3,491)
Share of profit or (loss) in associates and joint ventures		(565)	(603)	(175)
(Gain) loss from available-for-sale securities	23c	915	839	(705)
Interest and foreign exchange income from available-for-sale financial assets		(9,012)	(8,482)	(4,725)
Interest and foreign exchange income from held-to-maturity financial assets		(3,517)	(544)	(495)
(Gain) loss from sale of assets held for sale	25 and 26	35	1	(52)
(Gain) loss from sale of investments	25 and 26	14	(10)	(1,194)
(Gain) loss from sale of fixed assets	25 and 26	41	10	20
(Gain) loss from sale of investment of ISSC	3i	(1,151)	-	-
Other		(19)	107	(54)
Change in assets and liabilities(*)		31,495	(15,176)	(6,172)
(Increase) decrease in assets		8,195	(48,638)	(94,929)
Interbank deposits		12,099	520	323
Securities purchased under agreements to resell		11,327	27,601	(61,519)
Compulsory deposits with the Central Bank of Brazil		13,893	(13,180)	34,525
Financial assets held for trading		26,073	(3,347)	(23,627)
Derivatives (assets / liabilities)		4,525	582	1,565
Financial assets designated at fair value through profit or loss		(303)	(151)	(34)
Loan operations		(42,309)	(56,661)	(39,837)
Financial assets		(35,546)	(3,921)	(4,003)
Other tax assets		1,203	1,059	994
Other assets		17,233	(1,139)	(3,316)
(Decrease) increase in liabilities		23,300	33,462	88,757
Deposits		(4,353)	29,466	(3,056)
Deposits received under securities repurchase agreements		22,013	(723)	81,953
Financial liabilities held for trading		47	(271)	(2,173)
Funds from interbank markets		3,946	14,196	6,256
Other financial liabilities		4,711	5,894	5,886
Technical reserve for insurance and private pension		(383)	(6,923)	1,444
Liabilities for capitalization plans		536	603	550
Provisions		(4,852)	(4,286)	(1,845)
Tax liabilities		8,119	3,509	6,157

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 2014	F-8

		01/01 TO	01/01 TO	01/01 TO
	NOTE	12/31/2014	12/31/2013	12/31/2012

Other liabilities		1,237	(1,247)	228
Payment of income tax and social contribution		(7,721)	(6,756)	(6,643)
Net cash from (used in) operating activities		89,726	32,530	48,633
Interest on capital/dividends received from investments in associates and joint ventures		213	62	204
Cash received from sale of available-for-sale financial assets		60,768	29,518	15,905
Cash received from redemption of held-to-maturity financial assets		2,667	465	397
Cash upon sale of assets held for sale		68	111	131
Cash upon sale of investments in associates and joint ventures		(14)	15	1,796
Cash and cash equivalents net assets and liabilities due from ISSC sale	3i	1,474	-	-
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	3e	(88)	-	-
Cash upon sale of fixed assets	15	62	60	226
Cash upon sale of intangible assets	16	222	201	22
Purchase of available-for-sale financial assets		(46,165)	(38,738)	(51,796)
Purchase of held-to-maturity financial assets		(11,322)	(585)	0
Cash and cash equivalents net assets and liabilities due from Credicard acquisition	3e	-	(2,875)	-
Purchase of investments in associates and joint ventures	13	(10)	(379)	(816)
Purchase of fixed assets	15	(3,966)	(2,516)	(1,914)
Purchase of intangible assets	16	(1,232)	161	(1,738)
Net cash from (used in) investing activities		2,676	(14,500)	(37,582)
Funding from institutional markets		207	121	26,494
Redemptions in institutional markets		(16,158)	(5,166)	(14,017)
(Acquisition)/Disposal of interest of non-controlling stockholders		167	292	(141)
Purchase of additional interest from non-controlling stockholders – REDE	3c	-	-	(11,752)
Granting of stock options – exercised options		535	215	209
Purchase of treasury shares		(35)	(662)	(122)
Dividends and interest on capital paid to non-controlling interests		(85)	(37)	(378)
Dividends and interest on capital paid		(6,319)	(5,369)	(5,206)
Net cash from (used in) financing activities		(21,688)	(10,606)	(4,913)
Net increase (decrease) in cash and cash equivalents	2.4c and 4	70,714	7,425	6,139
Cash and cash equivalents at the beginning of the period	4	55,790	45,775	38,105
Effects of changes in exchange rates on cash and cash equivalents		(1,186)	2,590	1,546
Cash and cash equivalents at the end of the period	4	125,318	55,790	45,790
Additional information on cash flow
Interest received		117,079	92,411	88,376
Interest paid		67,559	52,338	39,304
Non-cash transactions
Dividends and interest on capital declared and not yet paid		2,270	1,070	1,358

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 2014	F-9

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2014 and December 31, 2013 for balance sheet accounts and from January 1 to December 31, 2014, 2013 and 2012 for income statement accounts

(In millions of Reais, except information per share)

Note 1 – Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, No. 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, as to whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay, Uruguay and Colombia.

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

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank – Retail, which offers a wide range of banking services for retail individuals (under several areas specialized in distribution using several brands, such as Itaú, Uniclass and Personnalité) or high net worth clients (Private Bank) and for companies (very small and small companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans and credit cards issued to account holders; (2) Consumer Credit – Retail, which offers financial products and services to an universe beyond account holders such as vehicle financing, credit card transactions and consumer financing; (3) Wholesale Bank, which offers wholesale products and services to large and medium-sized companies, as well as investment bank activities, and (4) The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, interest rate gaps and other risk factors and arbitrage opportunities in the foreign and domestic markets.

These consolidated financial statements were approved by the Executive Board on February 02, 2015.

Note 2 – Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1. Basis of Preparation

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that as of December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full compliance with the standards issued by the IASB and the interpretations issued by the IFRIC.

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

2.2. New accounting standards and new accounting standards changes and interpretations

a)Accounting standards applicable for period ended December 31, 2014

•	IAS 32 – “Financial instruments: presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Investment Entities – Amendments to IFRS 10 – “Consolidated financial statements”, IFRS 12 – “Disclosure of interests in other entities” and IAS 27 – “Separate financial statements” – It introduces an exception to the principle that all subsidiaries must be

Financial Statements 2014	F-10

consolidated. The change requires that any controlling company that is an investment entity measures the fair value, based on the results, of its investments in certain entities, rather than consolidating them. After this standard was issued, amendments to IFRS 10, 12 and IAS 27 – Investment Entities: Applying the Consolidation Exception were issued, and the latter are effective immediately from the date of issue of these amendments. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	IAS 36 – Impairment of assets – This change introduces requirements for disclosure of measurement of the recoverable amounts of assets, due to the issuance of IFRS 13. Identified impacts are related to the disclosure of the recoverable amount and measurement methodology and have not given rise to significant impacts on the consolidated financial statements.
•	IAS 39 – Financial instruments: recognition and measurement – This change permits continuity of hedge accounting, even if a derivative is novated (transferred) to a clearing house, adhering to certain conditions. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

b) Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – “Financial instruments” – the standard aimed at replacing IAS 39 – “Financial instruments: recognition and measurement”. IFRS 9 includes: (a) a logical classification and measurement model; (b) a single impairment model for financial instruments, which offers a response to expected losses; (c) the removal of volatility in income arising from own credit risk; and (d) a new hedge accounting approach. Effective for annual periods beginning on January 1, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.
•	IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that expresses the company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICS 13, 15 and 18). It is effective for years beginning after January 1, 2017 and its early adoption is allowed by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.
•	IAS 19 (R1) – Employee Benefits – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. It is effective for years beginning after July 1, 2014 and its early adoption is allowed by IASB. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.
•	Amendment to IFRS 11 – Joint Arrangements – This amendment establishes criteria for the accounting of an acquisition of an interest in joint ventures and joint operations, when the operation constitutes a business, in accordance with the methodology established in IFRS 3 – Business Combinations. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. The impact of this amendment will be due only in case of acquisition of joint control.
•	Amendment to IAS 16 – Property, Plant and Equipment and IAS 38 Intangible Assets – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.
•	Amendment to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. These amendments relate to an inconsistency between the requirements of IFRS 10 and IAS 28 (2011) regarding the sale or contribution of assets between an investor and its affiliates or joint ventures. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.
•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation. In this cycle IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, IFRS 7 – Financial Instruments: Disclosures, IAS 19 – Employee Benefits, and IAS 34 – Interim Financial Reporting were reviewed. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard comes into force.
•	Amendment to IAS 1 – Presentation of Financial Statements; This amendment is aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements in connection with the IFRS standards. It is effective for annual periods beginning on January 1, 2016, with earlier application permitted by IASB. Possible impacts arising from the adoption of this amendment will be assessed up to the date this standard becomes effective.
•	Amendments to IAS 28, IFRS 10 and IFRS 12: Applying the Consolidation Exception: This document comprises guidance for applying the Investment Entities concept. Amendments to IAS 28, IFRS 10 and IFRS 12 are effective for annual periods beginning on January 1, 2016, with earlier application permitted by IASB.

2.3. Critical accounting estimates and judgments

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

2.3.1. Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

Financial Statements 2014	F-11

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

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2014 and in 2013, there were no such improvements of model assumptions. In 2012, the improvement of model assumptions gave rise to a growth in the level of provisions in the amount of R$ 1,492.

The allowance amounted to R$ 22,392 (R$ 22,235 at December 31, 2013).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b) Deferred income tax and social contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carry forwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 36,619 (R$ 39,545 as of December 31, 2013).

c) Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured on a recurring basis, in conformity with the requirements of IAS 39 – “Financial instruments: recognition and measurement. Financial instruments recorded at fair value are assets amounting to R$ 226,193 (R$ 257,223 at December 31, 2013) of which R$ 14,156 are derivatives (R$ 11,366 at December 31, 2013) and liabilities in the amount of R$ 17,870 (R$ 11,776 at December 31, 2013) of which R$ 17,350 are derivatives (R$ 11,405 at December 31, 2013). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

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

d) Defined benefit pension plan

At December 31, 2014, an amount of R$ (104) (R$ (358) at December 31, 2013) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

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

Should the discount rate currently used be lowered by 0.5% than Management’s estimates, then the actuarial amount of the pension plan obligations would be increased by approximately R$ 668, with impact on the amount recognized with effect on Stockholder’s Equity – Other Comprehensive Income before taxes – of R$ 315, net of the effects of Asset Ceiling.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e) Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when

Financial Statements 2014	F-12

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

The carrying amount of these contingencies was R$ 17,027 (R$ 18,862 at December 31, 2013).

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

2.3.2 Critical judgments in accounting policies

a) Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Annually submitted to the impairment test and, at December 31, 2014 and 2013, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4. Summary of main accounting practices

a) Consolidation

I. Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries in accordance with IAS 27 – “Consolidated and separate financial statements”, and its specific purpose entities, defined in accordance with the SIC 12 – “Consolidation – special purpose entities”, in its Consolidated Financial Statements. As of January 1, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated financial statements”, which replaced IAS 27 and SIC 12.

In accordance with IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

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

The following table shows the main consolidated subsidiaries, with total assets over R$150 million, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at December 31, 2014, and December 31, 2013:

				INTEREST IN VOTING		INTEREST IN TOTAL
		INCORPORATION		CAPITAL AT		CAPITAL AT
		COUNTRY	ACTIVITY	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Banco Credicard S.A.	(1) (Note 3d)	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A.	(Note 3c)	Brazil	Financial institution	60.00%	70.00%	60.00%	70.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. – Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%

Financial Statements 2014	F-13

				INTEREST IN VOTING		INTEREST IN TOTAL
		INCORPORATION		CAPITAL AT		CAPITAL AT
		COUNTRY	ACTIVITY	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	99.99%	100.00%	99.99%
Itau BBA Internacional plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	60.00%	-	60.00%	-
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. – Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. – REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Company merged in 08/31/2014 by Banco Itaucard S.A.

(2) Does not include Redeemable Preferred Shares.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all FIC – Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25.0% higher than that required by the Central Bank of Brazil (Note 33).

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

III. Transactions with non-controlling stockholders

IFRS 10 – “Consolidated financial statements” establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity.

b) Foreign currency translation

I. Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

• assets and liabilities are translated at the closing rate at the balance sheet date;

• income and expenses are translated at monthly average exchange rates;

• exchange differences arising from currency translation are recorded in other comprehensive income.

II – Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions and amount to R$ 3,677 for the period for the period January 1 to December 31, 2014 (R$ 2,635 for the period January 1 to December 31, 2013 and R$ 1,109 for the period January 1 to December 31, 2012).

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c) Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

Financial Statements 2014	F-14

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

I – Financial assets and liabilities at fair value through profit or loss – held for trading

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

Financial Statements 2014	F-15

and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

II – Financial assets and liabilities at fair value through profit or loss – designated at fair value

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

III – Derivatives

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

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAÚ UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

Financial Statements 2014	F-16

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

IV – Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

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

V – Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

When held-to-maturity financial assets are impaired, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

VI – Loan operations

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

Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small / Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

Financial Statements 2014	F-17

At a corporate level, there are two groups (independent from the business areas) the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII – Lease operations (as lessor)

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

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII – Allowance for loan and lease losses

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

Financial Statements 2014	F-18

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

Financial Statements 2014	F-19

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

IX – Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X – Financial liabilities at amortized cost

The financial liabilities that are not classified at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

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

I – Associates

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

II – Joint arrangements

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

Each lease installment is allocated partially to the liability and partially to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest

Financial Statements 2014	F-20

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

ITAÚ UNIBANCO HOLDING in the period ended December 31, 2014, December 31, 2013 and December 31, 2012 did not recognize any impairment losses related to fixed assets.

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

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

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

In the period ended December 31, 2014 the ITAÚ UNIBANCO HOLDING recognized impairment losses in the amount of R$ 8 related to development of software and losses reversals of R$ 25 related to association for the promotion and offer of financial products and services (At December 31, 2013, recognized impairment losses in the amount of R$ 6 related to the development of software and R$ 27 related to association for the promotion and offer of financial products and services, at

December 31, 2012, recognized impairment losses in the amount of R$ 3 related to acquisition of rights to credit payroll and R$ 4 related to association for the promotion and offer of financial products and services), caused by results below expectations.

Financial Statements 2014	F-21

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

m) Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

Subsequent reductions in the carrying value of such assets are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

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

12/31/2014
Income tax	15.00%
Additional income tax	10.00%
Social contribution(*)	15.00%

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

Financial Statements 2014	F-22

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

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

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

q) Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 1,747 from January 1 to December 31, 2014 (R$ 1,547 from January 1 to December 31, 2013 and R$ 1,488 from January 1 to December 31, 2012).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits” up to December 31,

Financial Statements 2014	F-23

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

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in other comprehensive income in the period in which they occur.

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

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed

Financial Statements 2014	F-24

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

w) Dividends and interest on capital

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25.0% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these consolidated financial statements prepared under IFRS.

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

Income from credit card commissions arises from the capture of these transactions and allocated to income on their capture and processing date.

Financial Statements 2014	F-25

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

Note 3 – Business development

a) BSF Holding S.A.

On April 14, 2011, ITAÚ UNIBANCO HOLDING entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49.0% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to ITAÚ UNIBANCO HOLDING., which was carried out on May 31, 2012.

Since May 31, 2012 ITAÚ UNIBANCO HOLDING have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

The allocation of the difference between the investment held in BSF and the interest in its net assets, at the acquisition date, is shown below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	1
Available-for-sale financial assets	131
Loan operations, net	600
Fixed assets, net	6
Intangible assets, net	33
Others assets(*)	1,881
Total acquired assets	2,652
Deposits	312
Deposits received under securities repurchase agreements	94
Provisions	27
Others liabilities(*)	1,738
Total assumed liabilities	2,171
Net assets at fair value – 100.0%	481
Interest acquired – 49.0%	236
Consideration paid	816
Goodwill	580

(*) Basically represented by credit card operations.

Goodwill arising from the operation is reported as part of investment in the heading Investments in associates and joint ventures (Note 13a), and the impairment test is analyzed in relation to the total investment balance (including goodwill).

b) REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction, ITAÚ UNIBANCO HOLDING purchased, through its non-financial subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by REDE, representing 44.4% of its capital, and now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469.

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

On October 18, 2012, the Brazilian Securities and Exchange Commission (CVM) cancelled REDE’s registration as a publicly-held company.

Changes in stockholders’ equity of ITAÚ UNIBANCO HOLDING S.A., due to the purchase of shares from non-controlling stockholders of REDE, are shown below:

2012
Effect of change in interest	(11,151)
Recognition of deferred income tax on temporary difference(*)	3,791
Decrease in stockholders’ equity due to the purchase of REDE’s shares	(7,360)

(*) For non-financial subsidiaries, tax rate of Income Tax and Social Contribution is 34.00%.

c) Association with Banco BMG S.A.

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

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In

Financial Statements 2014	F-26

reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will continue to consolidate Itaú BMG Consignado in its financial statements.

d) Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948 million (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are these entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards.

In view of this transaction, ITAÚ UNIBANCO HOLDING consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements as from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$1,863 million, and other intangible assets.

e) BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88.1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation – PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

f) Citibank N.A. Uruguay Branch

On June 28, 2013, Itau Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6.0% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

g) Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

h) Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into

Financial Statements 2014	F-27

CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairman of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairman by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAÚ UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approval in Chile. The operation has already received the approval in Panama, Colombia and Brazil.

i) Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

ITAÚ UNIBANCO HOLDING’s major risk insurance operations are classified within the "Commercial Bank Retail" segment in these Financial Statements.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

j)	Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING.

k) Maxi Pago

In September 2014 ITAÚ UNIBANCO HOLDING, through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Financial Statements 2014	F-28

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

This operation had no significant effects on the results of ITAÚ UNIBANCO HOLDING.

l) MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Securities.

In June 2012 ITAÚ UNIBANCO HOLDING, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

In August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements from August 2014 onwards.

The final allocation of the difference between the amount paid and the interest in net assets at fair value (Purchase Price Allocation – PPA) will be completed during 2015.

m) Via Varejo

On October 1, 2014 ITAÚ UNIBANCO HOLDING informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAÚ UNIBANCO HOLDING.

Note 4 – Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2014	12/31/2013
Cash and deposits on demand	17,527	16,576
Interbank deposits	13,939	18,599
Securities purchased under agreements to resell	93,852	20,615
Total	125,318	55,790

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 9,142 (R$ 7,061 at December 31, 2013) and R$ 115,066 (R$ 117,840 at December 31, 2013), respectively.

Note 5 – Central Bank compulsory deposits

	12/31/2014	12/31/2013
Non-interest bearing deposits	3,392	5,133
Interest-bearing deposits	59,714	71,877
Total	63,106	77,010

Note 6 – Interbank deposits and securities purchased under agreements to resell

	12/31/2014			12/31/2013
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Interbank deposits	22,135	946	23,081	25,024	636	25,660
Securities purchased under agreements to resell(*)	208,918	-	208,918	138,260	195	138,455
Total	231,053	946	231,999	163,284	831	164,115
(*)	The amounts of R$ 5,945 (R$ 3,333 at December 31, 2013) are pledged in guarantee of operations on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 88,716 (R$ 96,262 at December 31, 2013) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2014			12/31/2013
		ACCUMULATED GAIN/(LOSS)	FAIR		ACCUMULATED GAIN/(LOSS)	FAIR
	COST	REFLECTED IN INCOME	VALUE	COST	REFLECTED IN INCOME	VALUE
Investment funds	870	-	870	1,062	-	1,062
Brazilian government securities(1a)	86,796	(403)	86,393	112,008	(873)	111,135
Brazilian external debt bonds(1b)	1,894	20	1,914	1,900	4	1,904
Government securities – abroad(1c)	1,502	38	1,540	680	(1)	679
Germany	-	-	-	-	-	-
Argentina	594	34	628	99	-	99
Belgium	-	-	-	109	(2)	107
Chile	132	-	132	6	-	6
Colombia	85	3	88	225	1	226
United States	447	1	448	12	6	18
Mexico	3	-	3	187	(5)	182

Financial Statements 2014	F-29

	12/31/2014			12/31/2013
		ACCUMULATED GAIN/(LOSS)	FAIR		ACCUMULATED GAIN/(LOSS)	FAIR
	COST	REFLECTED IN INCOME	VALUE	COST	REFLECTED IN INCOME	VALUE
Paraguay	128	-	128	-	-	-
Uruguay	41	-	41	42	(1)	41
Other	72	-	72	-	-	-
Corporate securities(1d)	42,207	20	42,227	34,021	59	34,080
Shares	2,383	(32)	2,351	2,853	43	2,896
Bank deposit certificates	3,281	-	3,281	3,006	-	3,006
Securitized real estate loans	1	-	1	12	-	12
Debentures	4,203	40	4,243	5,089	8	5,097
Eurobonds and other	1,049	12	1,061	1,270	8	1,278
Financial credit bills	30,711	-	30,711	21,566	-	21,566
Promissory notes	577	-	577	27	-	27
Other	2	-	2	198	-	198
Total(2)	133,269	(325)	132,944	149,671	(811)	148,860
(1)	Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were December 31, 2014: a) R$ 36,544 (R$ 24,870 at December 31, 2013), b) R$ 531 (R$ 429 at December 31, 2013), c) R$ 249 (R$ 18 at December 31, 2013) and d) R$ 42 (R$ 426 at December 31, 2013), totaling R$ 37,366 (R$ 25,743 at December 31, 2013).
(2)	No reclassifications of held for trading to other categories of financial assets were carried out in the period.

The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2014		12/31/2013
	COST	FAIR VALUE	COST	FAIR VALUE
Current	53,436	53,451	51,301	51,333
Non-stated maturity	3,253	3,220	3,915	3,958
Up to one year	50,183	50,231	47,386	47,375
Non-current	79,833	79,493	98,370	97,527
From one to five years	57,278	57,074	81,576	81,032
From five to ten years	16,400	16,279	9,068	8,935
After ten years	6,155	6,140	7,726	7,560
Total	133,269	132,944	149,671	148,860

Financial assets held for trading include assets with a fair value of R$ 97,184 (R$ 82,394 at December 31, 2013) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2014
	COST	ACCUMULATED GAIN/ (LOSS) REFLECTED IN INCOME	FAIR VALUE
Brazilian external debt bonds	601	25	626
Government securities – abroad	109	(2)	107
Total	710	23	733

	12/31/2013
	COST	ACCUMULATED GAIN/ (LOSS) REFLECTED IN INCOME	FAIR VALUE
Brazilian external debt bonds	355	16	371

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2014		12/31/2013
	COST	FAIR VALUE	COST	FAIR VALUE
Current	468	493	-	-
Up to one year	468	493	-	-
Non-current	242	240	355	371
From one to five years	242	240	-	-
After ten years	-	-	355	371

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

Financial Statements 2014	F-30

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

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 3,826 (R$ 10,385 at 12/31/2013) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Futures contracts	331,022	(375)	21	(354)
Purchase commitments	97,931	(694)	48	(646)
Commodities	157	-	-	-
Indices	43,126	(624)	(9)	(633)
Interbank market	29,994	49	-	49
Foreign currency	17,797	(119)	57	(62)
Fixed rate	41	-	-	-
Securities	6,811	-	-	-
Other	5	-	-	-
Commitments to sell	233,091	319	(27)	292
Commodities	341	-	-	-
Indices	19,289	311	5	316
Interbank market	82,595	(117)	1	(116)
Foreign currency	123,068	125	(33)	92
Securities	7,798	-	-	-
Swap contracts		(5,132)	414	(4,718)
Asset position	270,219	4,011	805	4,816
Indices	103,921	588	137	725
Interbank market	68,534	345	456	801
Foreign currency	12,057	1,323	70	1,393
Floating rate	3,763	115	77	192
Fixed rate	81,917	1,640	65	1,705
Securities	16	-	-	-
Other	11	-	-	-
Liability position	275,351	(9,143)	(391)	(9,534)
Commodities	25	-	-	-
Indices	72,197	(2,510)	39	(2,471)
Interbank market	51,284	(71)	(601)	(672)
Foreign currency	24,796	(2,359)	155	(2,204)
Floating rate	5,665	(74)	(129)	(203)
Fixed rate	121,048	(4,065)	131	(3,934)
Securities	88	(41)	12	(29)
Other	248	(23)	2	(21)
Option contracts	503,836	(93)	(92)	(185)
Purchase commitments – long position	88,641	1,120	853	1,973
Commodities	614	17	(2)	15
Indices	35,438	102	(22)	80
Interbank market	12,430	48	34	82
Foreign currency	36,918	898	566	1,464
Floating rate	8	-	-	-
Fixed rate	2	-	-	-
Securities	3,153	49	268	317
Other	78	6	9	15

Financial Statements 2014	F-31

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Commitments to sell – long position	142,059	1,049	(150)	899
Commodities	176	6	7	13
Indices	77,500	163	(1)	162
Interbank market	23,359	44	(42)	2
Foreign currency	30,936	625	(419)	206
Floating rate	163	1	(1)	-
Fixed rate	114	5	-	5
Securities	9,778	205	305	510
Other	33	-	1	1
Purchase commitments – short position	88,218	(1,136)	(910)	(2,046)
Commodities	433	(8)	(1)	(9)
Indices	38,388	(73)	(15)	(88)
Interbank market	7,380	(33)	(31)	(64)
Foreign currency	34,500	(990)	(579)	(1,569)
Fixed rate	68	-	-	-
Securities	7,371	(26)	(275)	(301)
Other	78	(6)	(9)	(15)
Commitments to sell – short position	184,918	(1,126)	115	(1,011)
Commodities	328	(18)	(25)	(43)
Indices	123,694	(92)	(90)	(182)
Interbank market	20,849	(24)	23	(1)
Foreign currency	30,937	(801)	506	(295)
Fixed rate	3	-	-	-
Securities	9,074	(191)	(298)	(489)
Other	33	-	(1)	(1)

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Forward operations (onshore)	7,939	1,723	(11)	1,712
Purchases receivable	162	163	1	164
Floating rate	66	65	1	66
Fixed rate	94	96	-	96
Securities	2	2	-	2
Purchases payable	-	(162)	-	(162)
Floating rate	-	(65)	-	(65)
Fixed rate	-	(95)	-	(95)
Securities	-	(2)	-	(2)
Sales receivable	2,201	2,231	(1)	2,230
Floating rate	122	124	-	124
Fixed rate	386	462	-	462
Securities	1,693	1,645	(1)	1,644
Sales deliverable	5,576	(509)	(11)	(520)
Interbank market	5,576	-	(8)	(8)
Floating rate	-	(124)	(2)	(126)
Fixed rate	-	(385)	(1)	(386)
Credit derivatives	11,161	25	(82)	(57)
Asset position	6,804	178	(56)	122
Foreign currency	1,806	118	(68)	50
Fixed rate	3,932	59	(28)	31
Securities	826	1	34	35
Other	240	-	6	6
Liability position	4,357	(153)	(26)	(179)
Foreign currency	1,790	(110)	57	(53)
Fixed rate	563	(31)	19	(12)
Securities	1,935	(12)	(101)	(113)
Other	69	-	(1)	(1)
Forwards operations (offshore)	101,874	336	77	413
Asset position	54,432	2,078	28	2,106
Commodities	182	14	1	15
Foreign currency	54,212	2,061	27	2,088
Securities	38	3	-	3

Financial Statements 2014	F-32

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Liability position	47,442	(1,742)	49	(1,693)
Commodities	152	(24)	6	(18)
Foreign currency	47,290	(1,717)	43	(1,674)
Securities	-	(1)	-	(1)
Swap with USD check	1,629	(209)	(20)	(229)
Asset position – interbank market	710	-	-	-
Liability position – foreign currency	919	(209)	(20)	(229)
Check of swap – asset position – foreign currency	908	-	93	93
Other derivative financial instruments	11,276	109	22	131
Asset position	6,817	1,504	249	1,753
Foreign currency	2,647	1,399	183	1,582
Fixed rate	628	42	(26)	16
Securities	3,454	63	91	154
Other	88	-	1	1
Liability position	4,459	(1,395)	(227)	(1,622)
Foreign currency	3,474	(1,395)	(209)	(1,604)
Securities	766	-	(14)	(14)
Other	219	-	(4)	(4)
	Asset	12,334	1,822	14,156
	Liability	(15,950)	(1,400)	(17,350)
	Total	(3,616)	422	(3,194)

DERIVATIVE CONTRACTS MATURE AS FOLLOWS (IN DAYS):
OFF-BALANCE SHEET – NOTIONAL AMOUNT	0 - 30	31-180	181-365	OVER 365	12/31/2014
Futures	26,358	119,027	47,279	138,358	331,022
Swaps	13,374	72,365	22,292	158,177	266,208
Options	231,624	203,454	52,421	16,337	503,836
Forwards (onshore)	2,325	4,455	838	321	7,939
Credit derivatives	291	2,757	500	7,613	11,161
Forwards (offshore)	36,297	42,057	16,510	7,010	101,874
Swaps with USD check	-	-	122	588	710
Check of swap	-	-	155	753	908
Other	171	868	1,785	8,452	11,276

The following table shows the composition of derivatives by index:

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Futures contracts	427,507	(212)	179	(33)
Purchase commitments	94,038	74	221	295
Commodities	164	-	-	-
Indices	16,775	40	-	40
Interbank market	65,934	7	(1)	6
Foreign currency	6,248	27	222	249
Securities	4,910	-	-	-
Other	7	-	-	-
Commitments to sell	333,469	(286)	(42)	(328)
Commodities	78	-	-	-
Indices	42,746	(257)	(1)	(258)
Interbank market	177,323	(27)	1	(26)
Foreign currency	106,857	(2)	(43)	(45)
Fixed rate	84	-	1	1
Securities	6,371	-	-	-
Other	10	-	-	-
Swap contracts		(2,249)	580	(1,669)
Asset position	297,381	2,434	2,008	4,442
Commodities	3	-	-	-
Indices	61,344	824	149	973
Interbank market	60,465	44	823	867
Foreign currency	12,209	917	306	1,223
Floating rate	106,590	72	117	189

Financial Statements 2014	F-33

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Fixed rate	56,717	577	611	1,188
Securities	50	-	-	-
Other	3	-	2	2
Liability position	299,630	(4,683)	(1,428)	(6,111)
Commodities	6	-	-	-
Indices	160,534	(1,777)	(259)	(2,036)
Interbank market	43,773	49	(714)	(665)
Foreign currency	20,340	(1,440)	(208)	(1,648)
Floating rate	4,365	(68)	(85)	(153)
Fixed rate	70,318	(1,344)	(188)	(1,532)
Securities	143	(86)	23	(63)
Other	151	(17)	3	(14)
Option contracts	1,182,380	287	(491)	(204)
Purchase commitments – long position	234,552	1,216	107	1,323
Commodities	367	5	3	8
Indices	178,617	244	(47)	197
Interbank market	30,075	166	(58)	108
Foreign currency	22,409	765	57	822
Floating rate	96	1	(1)	-
Securities	2,943	31	155	186
Other	45	4	(2)	2
Commitments to sell – long position	393,502	651	(257)	394
Commodities	261	5	2	7
Indices	334,616	210	(170)	40
Interbank market	34,199	32	(24)	8
Foreign currency	18,079	205	(110)	95
Floating rate	500	1	-	1
Fixed rate	28	1	-	1
Securities	5,808	196	45	241
Other	11	1	-	1
Purchase commitments – short position	170,271	(1,131)	(433)	(1,564)
Commodities	132	(3)	(1)	(4)
Indices	136,645	(161)	(103)	(264)
Interbank market	12,498	(37)	(31)	(68)
Foreign currency	18,717	(909)	(147)	(1,056)
Fixed rate	2	-	-	-
Securities	2,237	(17)	(153)	(170)
Other	40	(4)	2	(2)
Commitments to sell – short position	384,055	(449)	92	(357)
Commodities	511	(5)	(1)	(6)
Indices	317,387	(73)	25	(48)
Interbank market	52,354	(21)	9	(12)
Foreign currency	10,582	(161)	109	(52)
Fixed rate	2	-	-	-
Securities	3,208	(188)	(50)	(238)
Other	11	(1)	-	(1)

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Forwards operations (onshore)	58,960	1,416	37	1,453
Purchases receivable	9,282	954	128	1,082
Commodities	22	1	-	1
Foreign currency	8,786	480	128	608
Floating rate	346	345	-	345
Fixed rate	128	128	-	128
Purchases payable	1,611	(497)	5	(492)
Commodities	34	(2)	(1)	(3)
Foreign currency	1,577	(20)	6	(14)
Floating rate	-	(347)	-	(347)
Fixed rate	-	(128)	-	(128)

Financial Statements 2014	F-34

	OFF-BALANCE SHEET NOTIONAL AMOUNT	AMORTIZED COST	GAINS/(LOSSES)	FAIR VALUE
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Sales receivable	27,664	2,243	(10)	2,233
Commodities	27	5	-	5
Interbank market	22,482	179	4	183
Foreign currency	3,246	38	(14)	24
Floating rate	149	149	-	149
Fixed rate	725	861	-	861
Securities	1,035	1,011	-	1,011
Sales deliverable	20,403	(1,284)	(86)	(1,370)
Commodities	19	(4)	4	-
Interbank market	11,842	-	(1)	(1)
Foreign currency	8,542	(400)	(89)	(489)
Floating rate	-	(149)	-	(149)
Fixed rate	-	(731)	-	(731)
Credit derivatives	25,300	151	144	295
Asset position	13,852	604	82	686
Fixed rate	12,973	604	63	667
Securities	659	-	13	13
Other	220	-	6	6
Liability position	11,448	(453)	62	(391)
Foreign currency	2,544	(67)	(17)	(84)
Fixed rate	7,724	(386)	108	(278)
Securities	1,155	-	(28)	(28)
Other	25	-	(1)	(1)
Forwards operations (offshore)	50,737	(32)	27	(5)
Asset position	20,900	533	22	555
Indices	27	2	-	2
Foreign currency	20,775	530	22	552
Floating rate	98	1	-	1
Liability position	29,837	(565)	5	(560)
Indices	63	(1)	-	(1)
Foreign currency	29,774	(564)	5	(559)
Swap with USD check	1,647	(103)	(42)	(145)
Asset position – interbank market	772	-	-	-
Liability position	875	(103)	(42)	(145)
Interbank market	65	-	(1)	(1)
Foreign currency	810	(103)	(41)	(144)
Check of swap – asset position – foreign currency	886	-	88	88
Other derivative financial instruments	7,093	195	(14)	181
Asset position	5,602	536	27	563
Foreign currency	509	25	6	31
Fixed rate	1,256	400	8	408
Securities	3,824	111	13	124
Other	13	-	-	-
Liability position	1,491	(341)	(41)	(382)
Foreign currency	482	(13)	(22)	(35)
Fixed rate	-	(328)	(1)	(329)
Securities	777	-	(14)	(14)
Other	232	-	(4)	(4)
	Asset	9,171	2,195	11,366
	Liability	(9,718)	(1,687)	(11,405)
	Total	(547)	508	(39)

DERIVATIVE CONTRACTS MATURE AS FOLLOWS (IN DAYS):

OFF-BALANCE SHEET - NOTIONAL AMOUNT	0-30	31-180	181-365	OVER 365	12/31/2013
Futures	98,979	111,667	54,054	162,807	427,507
Forwards (onshore)	9,900	32,131	10,889	6,040	58,960
Options	900,047	103,711	153,069	25,553	1,182,380
Swaps	10,220	19,984	33,462	231,281	294,947
Credit derivatives	257	1,648	613	22,782	25,300
Forwards (offshore)	20,418	21,734	6,390	2,195	50,737
Swaps with USD check	8	7	51	706	772
Check of swap	9	9	67	801	886
Other	23	1,027	1,417	4,626	7,093

Financial Statements 2014	F-35

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2014
			0-30	31-90	91-180	181-365	366-720	OVER 720
	FAIR VALUE	%	DAYS	DAYS	DAYS	DAYS	DAYS	DAYS
Assets
Swaps – difference receivable	4,816	34.0	448	150	429	233	643	2,913
BM&FBOVESPA	109	0.8	1	22	12	8	11	55
Companies	2,961	20.8	278	62	186	125	461	1,849
Financial institutions	1,354	9.6	165	53	38	75	128	895
Individuals	392	2.8	4	13	193	25	43	114
Option premiums	2,872	20.2	481	738	384	598	308	363
BM&FBOVESPA	1,713	12.0	140	246	1,138	165	23	1
Companies	(453)	(3.2)	37	45	(1,010)	143	140	192
Financial institutions	1,611	11.4	304	447	255	290	145	170
Individuals	1	0.0	-	-	1	-	-	-
Forwards (onshore)	2,394	16.9	846	832	714	2	-	-
BM&FBOVESPA	1,646	11.6	163	796	685	2	-	-
Companies	406	2.9	341	36	29	-	-	-
Financial institutions	342	2.4	342	-	-	-	-	-
Credit derivatives – financial Institutions	122	0.9	-	-	1	6	8	107
Forwards (offshore)	2,106	14.9	631	519	287	406	149	114
Companies	914	6.5	101	280	152	195	94	92
Financial institutions	1,190	8.4	530	237	135	211	55	22
Individuals	2	0.0	-	2	-	-	-	-
Check of swap – companies	93	0.7	-	-	-	7	-	86
Other	1,753	12.4	2	16	3	986	69	677
Companies	211	1.5	1	3	3	10	59	135
Financial institutions	1,542	10.9	1	13	-	976	10	542
Total(*)	14,156	100.0	2,408	2,255	1,818	2,238	1,177	4,260
% per maturity term			17.0	15.9	12.8	15.8	8.3	30.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 8,719 refers to current and R$ 5,437 to non-current.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2013
			0-30	31-90	91-180	181-365	366-720	OVER 720
	FAIR VALUE	%	DAYS	DAYS	DAYS	DAYS	DAYS	DAYS
Assets
Swaps – difference receivable	4,442	39.1	396	242	168	335	865	2,436
BM&FBOVESPA	350	3.1	2	46	63	19	41	179
Companies	2,692	23.7	168	187	102	260	448	1,527
Financial institutions	1,141	10.0	225	5	3	47	180	681
Individuals	259	2.3	1	4	-	9	196	49
Option premiums	1,717	15.1	423	130	149	698	187	130
BM&FBOVESPA	1,052	9.3	336	40	16	536	124	-
Companies	219	1.9	9	28	58	45	-	79
Financial institutions	446	3.9	78	62	75	117	63	51
Forwards (onshore)	3,315	29.1	2,018	455	361	232	184	65
BM&FBOVESPA	1,195	10.5	424	381	273	117	-	-
Companies	1,261	11.1	868	71	82	113	63	64
Financial institutions	857	7.5	726	2	6	2	120	1
Individuals	2	-	-	1	-	-	1	-
Credit derivatives – financial institutions	686	6.0	-	658	1	1	4	22
Forwards (offshore)	555	4.9	96	186	65	73	84	51
Companies	126	1.1	16	37	34	19	14	6
Financial institutions	427	3.8	80	149	31	52	70	45
Individuals	2	-	-	-	-	2	-	-
Check of swap – companies	88	0.8	-	-	-	1	7	80
Other	563	5.0	-	-	4	335	79	145
Companies	43	0.4	-	-	3	1	24	15
Financial institutions	520	4.6	-	-	1	334	55	130
Total(*)	11,366	100.0	2,933	1,671	748	1,675	1,410	2,929
% per maturity term			25.8	14.7	6.6	14.7	12.4	25.8

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 7,027 refers to current and R$ 4,339 to non-current.

Financial Statements 2014	F-36

	12/31/2014
			0-30	31-90	91-180	181-365	366-720	OVER 720
	FAIR VALUE	%	DAYS	DAYS	DAYS	DAYS	DAYS	DAYS
Liabilities
Futures – BM&FBOVESPA	(354)	2.0	29	150	(192)	(207)	(63)	(71)
Swaps – Difference payable	(9,534)	55.0	(241)	(335)	(706)	(720)	(778)	(6,754)
BM&FBOVESPA	(367)	2.1	(2)	(20)	(144)	(8)	(15)	(178)
Companies	(3,825)	22.1	(209)	(247)	(355)	(536)	(520)	(1,958)
Financial institutions	(1,552)	9.0	(27)	(40)	(47)	(161)	(155)	(1,122)
Individuals	(3,790)	21.8	(3)	(28)	(160)	(15)	(88)	(3,496)
Option premiums	(3,057)	17.6	(431)	(761)	(534)	(558)	(353)	(420)
BM&FBOVESPA	(545)	3.1	(121)	(194)	(127)	(60)	(43)	-
Companies	(378)	2.2	(9)	(27)	(19)	(55)	(100)	(168)
Financial institutions	(2,133)	12.3	(300)	(540)	(388)	(443)	(210)	(252)
Individuals	(1)	-	(1)	-	-	-	-	-
Forwards (onshore)	(682)	4.0	(681)	(1)	-	-	-	-
BM&FBOVESPA	(8)	0.1	(7)	(1)	-	-	-	-
Companies	(332)	1.9	(332)	-	-	-	-	-
Financial institutions	(342)	2.0	(342)	-	-	-	-	-
Credit derivatives	(179)	1.1	-	(1)	-	(14)	(39)	(125)
Companies	(13)	0.1	-	-	-	(13)	-	-
Financial institutions	(166)	1.0	-	(1)	-	(1)	(39)	(125)
Forwards (offshore)	(1,693)	9.7	(404)	(472)	(352)	(343)	(78)	(44)
Companies	(867)	5.0	(146)	(272)	(139)	(214)	(62)	(34)
Financial institutions	(823)	4.7	(258)	(199)	(211)	(129)	(16)	(10)
Individuals	(3)	-	-	(1)	(2)	-	-	-
Swaps with USD check – Companies	(229)	1.3	-	-	-	(36)	-	(193)
Other	(1,622)	9.3	-	-	(1)	(1,002)	(17)	(602)
Companies	(278)	1.6	-	-	(1)	(2)	(7)	(268)
Financial institutions	(1,344)	7.7	-	-	-	(1,000)	(10)	(334)
Total(*)	(17,350)	100.0	(1,728)	(1,420)	(1,785)	(2,880)	(1,328)	(8,209)
% per maturity term			10.0	8.2	10.3	16.6	7.7	47.3

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (7,813) refers to current and R$ (9,537) to non-current.

	12/31/2013
			0-30	31-90	91-180	181-365	366-720	OVER 720
	FAIR VALUE	%	DAYS	DAYS	DAYS	DAYS	DAYS	DAYS
Liabilities
Futures – BM&FBOVESPA	(33)	0.3	-	-	-	-	-	(33)
Swaps – difference payable	(6,111)	53.6	(361)	(123)	(300)	(662)	(1,076)	(3,589)
BM&FBOVESPA	(514)	4.5	(81)	(1)	(10)	(74)	(150)	(198)
Financial institutions	(903)	7.9	(72)	(22)	(13)	(67)	(253)	(476)
Companies	(3,305)	29.0	(207)	(100)	(276)	(520)	(541)	(1,661)
Individuals	(1,389)	12.2	(1)	-	(1)	(1)	(132)	(1,254)
Option premiums	(1,921)	16.8	(406)	(124)	(201)	(733)	(316)	(141)
BM&FBOVESPA	(1,086)	9.5	(328)	(48)	(54)	(560)	(95)	(1)
Financial institutions	(640)	5.6	(76)	(55)	(107)	(136)	(176)	(90)
Companies	(195)	1.7	(2)	(21)	(40)	(37)	(45)	(50)
Forwards (onshore)	(1,862)	16.3	(1,482)	(94)	(72)	(63)	(116)	(35)
BM&FBOVESPA	(1)	-	-	(1)	-	-	-	-
Financial institutions	(696)	6.1	(694)	-	(2)	-	-	-
Companies	(1,165)	10.2	(788)	(93)	(70)	(63)	(116)	(35)
Credit derivatives – financial institutions	(391)	3.5	(6)	(253)	-	(3)	(24)	(105)
Financial institutions	(373)	3.3	(6)	(253)	-	(3)	(13)	(98)
Companies	(18)	0.2	-	-	-	-	(11)	(7)
Forwards (offshore)	(560)	4.9	(166)	(139)	(86)	(100)	(46)	(23)
Financial institutions	(339)	3.0	(125)	(100)	(44)	(52)	(18)	-
Companies	(219)	1.9	(40)	(39)	(41)	(48)	(28)	(23)
Individuals	(2)	-	(1)	-	(1)	-	-	-
Swaps with USD check – companies	(145)	1.3	-	-	-	(1)	(22)	(122)
Other	(382)	3.3	-	-	(1)	(330)	(7)	(44)
Financial institutions	(333)	2.9	-	-	-	(329)	(2)	(2)
Companies	(49)	0.4	-	-	(1)	(1)	(5)	(42)
Total(*)	(11,405)	100.0	(2,421)	(733)	(660)	(1,892)	(1,607)	(4,092)
% per maturity term			21.2	6.4	5.8	16.6	14.1	35.8

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,706) refers to current and R$ (5,699) to non-current.

Financial Statements 2014	F-37

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

	12/31/2014
	MAXIMUM POTENTIAL OF FUTURE PAYMENTS, GROSS	BEFORE 1 YEAR	FROM 1 TO 3 YEARS	FROM 3 TO 5 YEARS	OVER 5 YEARS

By instrument
CDS	6,829	1,578	2,341	2,644	266
TRS	1,671	1,671	-	-	-
Total by instrument	8,500	3,249	2,341	2,644	266
By risk rating
Investment grade	8,500	3,249	2,341	2,644	266
Total by risk	8,500	3,249	2,341	2,644	266
By reference entity
Private entities	8,500	3,249	2,341	2,644	266
Total by entity	8,500	3,249	2,341	2,644	266

	12/31/2013
	MAXIMUM POTENTIAL OF FUTURE PAYMENTS, GROSS	BEFORE 1 YEAR	FROM 1 TO 3 YEARS	FROM 3 TO 5 YEARS	OVER 5 YEARS

By instrument
CDS	12,249	1,012	2,375	8,463	399
TRS	1,473	1,462	11	-	-
Total by instrument	13,722	2,474	2,386	8,463	399
By risk rating
Investment grade	13,722	2,474	2,386	8,463	399
Total by risk	13,722	2,474	2,386	8,463	399
By reference entity
Private entities	13,722	2,474	2,386	8,463	399
Total by entity	13,722	2,474	2,386	8,463	399

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

	12/31/2014
	NOTIONAL AMOUNT OF CREDIT PROTECTION SOLD	NOTIONAL AMOUNT OF CREDIT PROTECTION PURCHASED WITH IDENTICAL UNDERLYING AMOUNT	NET POSITION
CDS	(6,829)	2,661	(4,168)
TRS	(1,671)	-	(1,671)
Total	(8,500)	2,661	(5,839)

	12/31/2013
	NOTIONAL AMOUNT OF CREDIT PROTECTION SOLD	NOTIONAL AMOUNT OF CREDIT PROTECTION PURCHASED WITH IDENTICAL UNDERLYING AMOUNT	NET POSITION
CDS	(12,249)	11,578	(671)
TRS	(1,473)	-	(1,473)
Total	(13,722)	11,578	(2,144)

Financial Statements 2014	F-38

b) Financial instruments subject to offsetting, enforceable master netting arrengements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrengements and similar agreements:

	12/31/2014
			NET AMOUNT OF
	GROSS AMOUNT	GROSS AMOUNT	FINANCIAL ASSETS	RELATED AMOUNTS NOT OFFSET IN THE
	OF RECOGNIZED	OFFSET IN THE	PRESENTED IN THE	STATEMENT OF FINANCIAL POSITION(2)
	FINANCIAL	STATEMENT OF	STATEMENT OF	FINANCIAL	CASH COLLATERAL
	ASSETS(1)	FINANCIAL POSITION	FINANCIAL POSITION	INSTRUMENTS(3)	RECEIVED	NET AMOUNT
Securities purchased under agreements to resell	208,918	-	208,918	-	-	208,918
Derivatives	15,039	(883)	14,156	(4,059)	-	10,097

	12/31/2013
			NET AMOUNT OF
	GROSS AMOUNT	GROSS AMOUNT	FINANCIAL ASSETS	RELATED AMOUNTS NOT OFFSET IN THE
	OF RECOGNIZED	OFFSET IN THE	PRESENTED IN THE	STATEMENT OF FINANCIAL POSITION(2)
	FINANCIAL	STATEMENT OF	STATEMENT OF	FINANCIAL	CASH COLLATERAL
	ASSETS(1)	FINANCIAL POSITION	FINANCIAL POSITION	INSTRUMENTS(3)	RECEIVED	NET AMOUNT
Securities purchased under agreements to resell	138,455	-	138,455	(957)	(3)	137,495
Derivatives	12,149	(783)	11,366	(3,599)	(429)	7,338

Financial liabilities subject to offsetting, enforceable master netting arrengements and similar agreements:

12/31/2014
		GROSS AMOUNT	NET AMOUNT OF
	GROSS AMOUNT	OFFSET IN THE	FINANCIAL LIABILITIES	RELATED AMOUNTS NOT OFFSET IN THE
	OF RECOGNIZED	STATEMENT	PRESENTED IN THE	STATEMENT OF FINANCIAL POSITION(2)
	FINANCIAL	OF FINANCIAL	STATEMENT OF	FINANCIAL	CASH COLLATERAL
	LIABILITIES(1)	POSITION	FINANCIAL POSITION	INSTRUMENTS(3)	PLEGED	NET AMOUNT
Securities sold under repurchase agreements	288,683	-	288,683	(14,382)	-	274,301
Derivatives	17,350	-	17,350	(4,059)	(55)	13,236

12/31/2013
		GROSS AMOUNT	NET AMOUNT OF
	GROSS AMOUNT	OFFSET IN THE	FINANCIAL LIABILITIES	RELATED AMOUNTS NOT OFFSET IN THE
	OF RECOGNIZED	STATEMENT	PRESENTED IN THE	STATEMENT OF FINANCIAL POSITION(2)
	FINANCIAL	OF FINANCIAL	STATEMENT OF	FINANCIAL	CASH COLLATERAL
	LIABILITIES(1)	POSITION	FINANCIAL POSITION	INSTRUMENTS(3)	PLEGED	NET AMOUNT
Securities sold under repurchase agreements	266,682	-	266,682	(12,707)	(35)	253,940
Derivatives	11,405	-	11,405	(2,258)	(686)	8,461

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

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

Cash flow hedge

In order to hedge the variability of future cash flows of interest payments and the exposure to future foreign exchange rate, ITAÚ UNIBANCO HOLDING uses Futures contracts, traded on BM&FBovespa and the Chicago Stock Exchange with respect to certain real – denominated variable-interest liabilities and US dollar – denominated variable-interest liabilities, Euro Dollar futures and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries, and

Financial Statements 2014	F-39

DDI Future contracts traded on BM&FBOVESPA with respect to US dollar denominated highly probable expected transactions.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap and and Euro Dollar futures, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate. The gain (loss) from foreign exchange variation in Future DDI, NDF and Forward contracts is calculated by the difference between two periods of the market quotation between the US dollar and local currency.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows and in the foreign exchange on interest payments that are attributable to changes in interest rates with respect to recognized liabilities and changes in the foreign exchange rates of liabilities not recognized.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;

•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;

•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of Highly probable anticipated transaction: Protecting the risk associated to variation in the amount of commitments, when measured in Reais (parent company’s functional currency) arising from variations in foreign exchange rates.

•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.

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

Hedge relationships were designated in 2008, 2009, 2010, 2013 and 2014, and related derivatives will mature between 2015 and 2018. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Hedge of Highly probable anticipated transaction: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid/received daily.

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

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets and liabilities.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to fixed-rate assets and liabilities expressed in unidad de fomento (CLF) and expressed in euros and U.S. dollars, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	to protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.

Financial Statements 2014	F-40

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

Hedge relationships were designated in 2012, 2013 and 2014 and the respective swaps will mature between 2016 and 2029. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	12/31/2014		12/31/2013
	ACCUMULATED		ACCUMULATED
HEDGE	EFFECTIVE	INEFFECTIVE	EFFECTIVE	INEFFECTIVE
INSTRUMENTS	PORTION	PORTION	PORTION	PORTION
Interest rate futures	793	45	193	8
Interest rate swap	66	-	22	-
Total	859	45	215	8

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

There was no reclassification from other comprehensive income and inclusion in the initial cost of assets related to highly probable anticipated transaction for the period.

At December 31, 2014, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (213) (R$ (117) at 01/01 to 12/31/2013 and R$ 376 at 01/01 to 12/31/2012).

b) Hedge of a net investment in foreign operations

	12/31/2014		12/31/2013
	ACCUMULATED		ACCUMULATED
HEDGE	EFFECTIVE	INEFFECTIVE	EFFECTIVE	INEFFECTIVE
INSTRUMENTS	PORTION	PORTION	PORTION	PORTION
DDI futures	(4,641)	25	(2,974)	19
Forward	297	22	(15)	15
NDF	1,280	5	751	5
Financial assets	(14)	-	(10)	-
Total	(3,078)	52	(2,248)	39

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

c) Fair value hedge

	12/31/2014		12/31/2013
HEDGE	ACCUMULATED		ACCUMULATED
INSTRUMENT	EFFECTIVE	INEFFECTIVE	EFFECTIVE	INEFFECTIVE
USED	PORTION	PORTION	PORTION	PORTION
Interest rate swap	(60)	-	(15)	-
Total	(60)	-	(15)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) from investment securities and derivatives.

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	12/31/2014			12/31/2013
	HEDGE INSTRUMENTS		HEDGED ITEM	HEDGE INSTRUMENTS		HEDGED ITEM
	NOTIONAL			NOTIONAL
STRATEGIES	AMOUNT	FAIR VALUE	CARRYING VALUE	AMOUNT	FAIR VALUE	CARRYING VALUE
Hedge of deposits and repurchase agreements	53,198	(92)	53,198	57,414	(12)	57,414
Hedge of redeemable preferred shares	1,044	66	1,044	921	22	921
Hedge of subordinated CDB	-	-	-	162	-	140
Hedge of syndicated loan	5,578	(15)	5,578
Hedge of highly probable anticipated transaction	81	-	83	314	-	313
Hedge of net investment in foreign operations(*)	14,764	296	8,858	11,438	(78)	6,863
Hedge of fixed rate loan operations	2,612	40	2,612	1,683	(15)	1,683
Hedge of structured funding	531	-	531	-	-	-
Total	77,808	295	71,904	71,932	(83)	67,334

(*) Hedge instruments include the overhedge rate of 40.0% regarding taxes.

Financial Statements 2014	F-41

The table below shows the breakdown by maturity of the hedging strategies.

	STRATEGIES
MATURITY	HEDGE OF DEPOSITS AND REPURCHASE AGREEMENTS	HEDGE OF REDEEMABLE PREFERRED SHARES	HEDGE OF HIGHLY PROBABLE ANTICIPATED TRANSACTION	HEDGE OF NET INVESTMENT IN FOREIGN OPERATIONS(*)	HEDGE OF FIXED RATE LOAN OPERATIONS	HEDGE OF STRUCTURED FUNDING	HEDGE OF SYNDICATED LOAN	TOTAL
2015	12,542	1,044	81	14,764	-	-	-	28,431
2016	6,278	-	-	-	257	531	-	7,066
2017	14,719	-	-	-	209	-	5,578	20,506
2018	18,082	-	-	-	161	-	-	18,243
2019	1,500	-	-	-	575	-	-	2,075
2020	-	-	-	-	36	-	-	36
2021	78	-	-	-	-	-	-	78
2022	-	-	-	-	177	-	-	177
2023	-	-	-	-	169	-	-	169
2025	-	-	-	-	42	-	-	42
2027	-	-	-	-	152	-	-	152
2028	-	-	-	-	462	-	-	462
2029	-	-	-	-	372	-	-	372
Total	53,198	1,044	81	14,764	2,612	531	5,578	77,808

(*) Classified as current, since instruments are frequently renewed.

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2014			12/31/2013
	ACCUMULATED GAIN /				ACCUMULATED GAIN /
	COST (LOSS) REFLECTED IN OTHER				(LOSS) REFLECTED IN OTHER
	COMPREHENSIVE INCOME		FAIR VALUE	COST	COMPREHENSIVE INCOME	FAIR VALUE
Investment funds	136	5	141	202	9	211
Brazilian external debt bonds(1b)	11,247	(13)	11,234	12,545	(836)	11,709
Brazilian government securities(1a)	14,791	(400)	14,391	28,751	(812)	27,939
Government securities – abroad(1c)	8,692	(73)	8,619	8,737	(79)	8,658
Belgium	57	-	57	51	-	51
Chile	1,128	(9)	1,119	1,043	4	1,047
Korea	1,782	-	1,782	2,455	-	2,455
Denmark	2,699	-	2,699	2,631	-	2,631
Spain	783	-	783	-	-	-
United States	726	-	726	1,111	(10)	1,101
France	131	2	133	88	-	88
Netherlands	149	2	151	127	(1)	126
Italy	70	-	70	94	-	94
Paraguay	911	(62)	849	690	(52)	638
Uruguay	249	(6)	243	440	(20)	420
Other	7	-	7	7	-	7
Corporate securities(1d)	43,917	58	43,975	48,208	(99)	48,109
Shares	1,982	17	1,999	1,930	95	2,025
Rural product note	1,431	(23)	1,408	647	(22)	625
Bank deposit certificates	1,281	-	1,281	2,181	-	2,181
Securitized real estate loans	2,489	33	2,522	12,663	(388)	12,275
Debentures	20,187	58	20,245	15,404	103	15,507
Eurobonds and others	6,672	35	6,707	4,768	128	4,896
Financial bills	8,063	(58)	8,005	8,810	(6)	8,804
Promissory notes	1,398	(1)	1,397	1,231	(4)	1,227
Other	414	(3)	411	574	(5)	569
Total(2)	78,783	(423)	78,360	98,443	(1,817)	96,626

(1)	Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 10,321 (R$ 9,291 at December 31, 2013), b) R$ 2,081 (R$ 7,259 at December 31, 2013), c) R$ 8 (R$ 586 at December 31, 2013) and d) R$ 9,840 (R$ 1,715 at December 31, 2013), totaling R$ 22,250 (R$ 18,851 at December 31, 2013).
(2)	In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category in the amount of R$ 12,157 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 499 will be deferred over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

Financial Statements 2014	F-42

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2014		12/31/2013
		FAIR		FAIR
	COST	VALUE	COST	VALUE
Current	22,176	22,220	38,219	38,267
Non-stated maturity	2,118	2,141	2,129	2,231
Up to one year	20,058	20,079	36,090	36,036
Non-current	56,607	56,140	60,224	58,359
From one to five years	29,853	29,743	26,089	26,430
From five to ten years	12,779	12,650	15,525	14,792
After ten years	13,975	13,747	18,610	17,137
Total	78,783	78,360	98,443	96,626

Note 11 – Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2014	12/31/2013
	AMORTIZED COST	AMORTIZED COST
Corporate securities	13,549	1
Brazilian external debt bonds(1)	10,304	6,314
Brazilian government securities	10,555	3,778
Government securities – abroad	26	23
Total(2)	34,434	10,116

(1)	Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were a) R$ 6,102 (R$ 5,095 at December 31, 2013).
(2)	In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157, related to the Brazilian Debt Bonds held in Subsidiaries Abroad, without effects on income, since the unrealized loss (impairment loss) of R$ 499 will be amortized over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

The interest income from held-to-maturity financial assets was R$ 2,347 (R$ 486 from 01/01 to 12/31/2013).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of held-to-maturity financial assets by maturity is as follows:

	12/31/2014	12/31/2013
	AMORTIZED COST	AMORTIZED COST
Current	980	99
Up to one year	980	99
Non-current	33,454	10,017
From one to five years	13,609	158
From five to ten years	11,582	5,498
After ten years	8,263	4,361
Total	34,434	10,116

Note 12 – Loan operations and lease operations portfolio

a) Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

LOAN OPERATIONS AND
LEASE OPERATIONS BY TYPE	12/31/2014	12/31/2013
Individuals	185,953	167,431
Credit card	59,321	53,149
Personal loan	27,953	26,635
Payroll loans	40,525	22,571
Vehicles	29,047	40,584
Mortgage loans	29,107	24,492
Corporate	144,910	126,413
Small and medium businesses	79,912	81,601
Foreign loans – Latin America	41,656	36,257
Total loan operations and lease operations	452,431	411,702
Allowance for loan and lease losses	(22,392)	(22,235)
Total loan operations and lease operations, net of allowance for loan and lease losses	430,039	389,467

BY MATURITY	12/31/2014	12/31/2013
Overdue as from 1 day	13,074	12,239
Falling due up to 3 months	128,365	111,254
Falling due more than 3 months but less than 1 year	111,092	101,716
Falling due after 1 year	199,900	186,493
Total loan operations and lease operations	452,431	411,702

BY CONCENTRATION	12/31/2014	12/31/2013
Largest debtor	4,032	4,358
10 largest debtors	23,646	19,778
20 largest debtors	35,325	29,935
50 largest debtors	58,180	50,131
100 largest debtors	79,617	69,210

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,623; R$ 1,681 and R$ 1,852 in interest and similar income as of December 31, 2014; December 31, 2013 and December 31, 2012, respectively, with the same impact on the allowance for loan and lease losses expenses.

Financial Statements 2014	F-43

b) Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

	OPENING	BALANCE ARISING	WRITE-OFFS	NET INCREASE/
COMPOSITION OF THE CARRYING	BALANCE	FROM THE AQUISITION OF	01/01 TO	(REVERSAL) 01/01 TO	CLOSING BALANCE
AMOUNT BY CLASS OF ASSETS	12/31/2013	COMPANIES (NOTE 2.4A I)	12/31/2014	12/31/2014	12/31/2014
Individuals	13,853	-	(12,668)	12,200	13,385
Credit card	2,952	-	(3,784)	4,572	3,740
Personal loans	6,488	-	(5,150)	5,686	7,024
Payroll loans	1,133	-	(429)	403	1,107
Vehicles	3,245	-	(3,254)	1,478	1,469
Mortgage loans	35	-	(51)	61	45
Corporate	1,783	-	(672)	1,815	2,926
Small and medium businesses	6,085	-	(4,992)	4,280	5,373
Foreign loans – Latin America	514	-	(343)	537	708
Total	22,235	-	(18,675)	18,832	22,392

	OPENING	BALANCE ARISING	WRITE-OFFS	NET INCREASE/
COMPOSITION OF THE CARRYING	BALANCE	FROM THE AQUISITION OF	01/01 TO	(REVERSAL) 01/01 TO	CLOSING BALANCE
AMOUNT BY CLASS OF ASSETS	12/31/2012	COMPANIES (NOTE 2.4A I)	12/31/2013	12/31/2013	12/31/2013
Individuals	14,844	435	(13,541)	12,115	13,853
Credit card	2,863	357	(3,513)	3,245	2,952
Personal loans	6,841	78	(6,247)	5,816	6,488
Payroll loans	867	-	(480)	746	1,133
Vehicles	4,227	-	(3,263)	2,281	3,245
Mortgage loans	46	-	(38)	27	35
Corporate	1,362	-	(478)	899	1,783
Small and medium businesses	9,091	-	(7,573)	4,567	6,085
Foreign loans – Latin America	416	-	(177)	275	514
Total	25,713	435	(21,769)	17,856	22,235

			NET INCREASE/
	OPENING BALANCE	WRITE-OFFS 01/01	(REVERSAL) 01/01 TO	CLOSING BALANCE
COMPOSITION OF THE CARRYING AMOUNT BY CLASS OF ASSETS	12/31/2011	TO 12/31/2012	12/31/2012	12/31/2012
Individuals	13,684	(12,317)	13,477	14,844
Credit card	3,825	(4,073)	3,111	2,863
Personal loans	4,842	(4,895)	6,894	6,841
Payroll loans	556	(472)	783	867
Vehicles	4,415	(2,840)	2,652	4,227
Mortgage loans	46	(37)	37	46
Corporate	703	(556)	1,215	1,362
Small and medium businesses	9,197	(9,209)	9,103	9,091
Foreign loans – Latin America	289	(60)	187	416
Total	23,873	(22,142)	23,982	25,713

The composition of the allowance for loan and lease losses by customers sector is shown in the following table:

	12/31/2014	12/31/2013
Public sector	6	2
Industry and commerce	4,146	4,630
Services	3,682	3,012
Natural resources	391	251
Other sectors	16	12
Individuals	14,151	14,328
Total	22,392	22,235

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

Financial Statements 2014	F-44

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2014						12/31/2013
	IMPAIRED		NOT IMPAIRED		TOTAL		IMPAIRED		NOT IMPAIRED		TOTAL
	LOAN	ALLOWANCE	LOAN	ALLOWANCE	LOAN	ALLOWANCE	LOAN	ALLOWANCE	LOAN	ALLOWANCE	LOAN	ALLOWANCE
I – Individually evaluated
Corporate(*)	3,749	1,731	141,161	1,195	144,910	2,926	1,584	1,019	124,829	764	126,413	1,783
II – Collectively evaluated
Individuals	9,727	5,641	176,226	7,744	185,953	13,385	10,371	6,289	157,060	7,564	167,431	13,853
Credit card	3,332	1,944	55,989	1,796	59,321	3,740	2,520	1,493	50,629	1,459	53,149	2,952
Personal loans	3,886	2,619	24,067	4,405	27,953	7,024	3,574	2,404	23,061	4,084	26,635	6,488
Payroll loans	626	163	39,899	944	40,525	1,107	370	157	22,201	976	22,571	1,133
Vehicles	1,633	897	27,414	572	29,047	1,469	3,701	2,219	36,883	1,026	40,584	3,245
Mortgage loans	250	18	28,857	27	29,107	45	206	16	24,286	19	24,492	35
Small and medium businesses	3,225	2,640	76,687	2,733	79,912	5,373	4,165	3,165	77,436	2,920	81,601	6,085
Foreign loans – Latin America	505	267	41,151	441	41,656	708	185	95	36,072	420	36,257	514
Total	17,206	10,279	435,225	12,113	452,431	22,392	16,305	10,568	395,397	11,668	411,702	22,235

(*)	As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

c) Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations – vehicles:

	12/31/2014
	MINIMUM FUTURE	FUTURE FINANCIAL	PRESENT
	PAYMENTS	INCOME	VALUE
Current	4,109	(713)	3,396
Up to 1 year	4,109	(713)	3,396
Non-current	4,133	(1,089)	3,044
From 1 to 5 years	3,947	(1,061)	2,886
Over 5 years	186	(28)	158
Total	8,242	(1,802)	6,440

	12/31/2013
	MINIMUM FUTURE	FUTURE FINANCIAL	PRESENT
	PAYMENTS	INCOME	VALUE
Current	6,587	(792)	5,795
Up to 1 year	6,587	(792)	5,795
Non-current	6,149	(1,597)	4,552
From 1 to 5 years	5,950	(1,559)	4,391
Over 5 years	199	(38)	161
Total	12,736	(2,389)	10,347

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 302 (R$ 816 at December 31, 2013).

d) Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2014 and December 31, 2013:

	12/31/2014				12/31/2013
	ASSETS		LIABILITIES(*)		ASSETS		LIABILITIES(*)
NATURE OF OPERATION	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Companies – working capital	1,106	1,106	1,106	1,106	-	-	-	-
Individuals – mortgage loan	3,439	3,433	3,438	3,418	4,514	4,497	4,514	4,476
Total	4,545	4,539	4,544	4,524	4,514	4,497	4,514	4,476

(*) Under Interbank Market Debt

Financial Statements 2014	F-45

Note 13 – Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	INTEREST % AT 12/31/2014		12/31/2014
				OTHER
			STOCKHOLDERS’	COMPREHENSIVE			EQUITY IN	MARKET
	TOTAL	VOTING	EQUITY	INCOME	NET INCOME	INVESTMENT	EARNINGS	VALUE (J)
Associates
Porto Seguro Itaú Unibanco Participações S.A.(a) (b)	42.93	42.93	3,647	7	492	2,357	196	2,988
BSF Holding S.A.(c)	49.00	49.00	1,232	-	413	1,187	202	-
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,016	-	890	445	134	-
Other(e)	-	-	-	-	-	97	36	-
Joint Ventures - Other(f)	-	-	-	-	-	4	(3)	-
Total	-	-	-	-	-	4,090	565	-

	INTEREST % AT 12/31/2013		12/31/2013						12/31/2012
				OTHER
			STOCKHOLDERS’	COMPREHENSIVE			EQUITY IN	MARKET	EQUITY IN
	TOTAL	VOTING	EQUITY	INCOME	NET INCOME	INVESTMENT	EARNINGS	VALUE (J)	EARNINGS
Associates
Porto Seguro Itaú Unibanco	42.93	42.93	3,787	(2)	1,146	2,432	466	2,924	157
Participações S.A.(a) (b)
BSF Holding S.A.(c)	49.00	49.00	819	-	212	984	104	-	64
IRB-Brasil Resseguros S.A.(a) (d)	15.00	15.00	2,432	(16)	102	358	12	-	-
Banco BPI S.A.(g)			-	-	-	-	-	-	(102)
Serasa S.A.(h)			-	-	-	-	-	-	70
Other (e)	-	-	-	-	-	64	15	-	(14)
Joint Ventures
MCC Securities Inc.(i)	50.00	50.00	21	-	6	76	2	-	-
Other(f)	-	-	-	-	-	17	4	-	-
Total	-	-	-	-		3,931	603	-	175

(a)	For purpose of recording the participation in earnings, at 12/31/2014 the position at 11/30/2014 was used and at 12/31/2013 the position at 11/30/2013 was used, in accordance with IAS 27.

(b)	For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 791 at 12/31/2014 and R$ 806 at 12/31/2013 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.
(c)	In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49.00% of interest in its capital. The investment amount includes R$ 583 at 12/31/2014, which correspond to goodwill.
(d)	Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.
(e)	At 12/31/2014, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.39% total and coting capital and 31.84% total and voting capital at 12/31/2013), Rias Redbanc S.A. (20.00% total and voting capital), Tecnologia Bancária S.A. (24.91% total capital and voting capital) and Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital) company settled in December 30, 2014.
(f)	At 12/31/2014, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50.00% total and voting capital) and includes income not arising from profit subsidiaries and, only at 12/31/2013 MCC Corredora de Bolsa S.A. (50.05% total and voting capital), note 2c, and Rosefild Finance Ltd. (50.00% total and voting capital) company settled in July 30, 2014.
(g)	Investments disposed of in 04/20/2012.

(h)	Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital. Investments disposed of in 11/23/2012.

(i)	The total investment was purchased in August 2014. – Note 3l.

(j)	Disclosed only to public companies.

At December 31, 2014, ITAÚ UNIBANCO HOLDING received/ recognized dividends and interest on capital of the unconsolidated companies being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$336 (R$ 175 at 12/31/2013 and R$ 161 at 12/31/2012) and IRB – Brasil Resseguros S.A. in the amount of R$ 46.

b) Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	12/31/2014	12/31/2013	12/31/2012
Total assets(*)	17,812	17,131	3,505
Total liabilities(*)	9,917	10,072	-
Total income(*)	6,907	3,860	567
Total expenses(*)	(5,112)	(2,394)	-
(*)	Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 12,933 (R$ 12,503 at 12/31/2013) related to assets, R$ 9,917 (R$ 10,071 at 12/31/2013) related to liabilities, R$ 5,852 (R$ 2,455 at 12/31/2013) related to income and of R$ 4,962 (R$ 2,353 at 12/31/2013) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lease

a) Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 804 (R$ 338 at 12/31/2013).

The table below shows the total future minimum payments:

	12/31/2014	12/31/2013
Current	394	162
Up to 1 year	394	162
Non-current	410	176
From 1 to 5 years	410	176
Total future minimum payments	804	338
(-) Future interest	-	-
Present value	804	338

Financial Statements 2014	F-46

b) Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 1,018 from 01/01 to 12/31/2014 (R$ 933 from 01/01 to 12/31/2013 and R$ 868 from 01/01 to 12/31/2012).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2014	12/31/2013
Current	1,199	1,093
Up to 1 year	1,199	1,093
Non-current	4,213	3,638
From 1 to 5 years	3,539	3,091
Over 5 years	674	547
Total future minimum payments	5,412	4,731

Note 15 – Fixed assets

	REAL ESTATE IN USE (2)		OTHER FIXED ASSETS (2)
					FURNITURE AND	EDP	OTHER (COMMUNICATION, SECURITY AND
FIXED ASSETS (1)	LAND	BUILDINGS	IMPROVEMENTS	INSTALLATIONS	EQUIPMENT	SYSTEMS (3)	TRANSPORTATION)	TOTAL
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%
Cost
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458
Acquisitions	3	563	230	117	946	2,045	62	3,966
Disposal	(1)	(6)	(163)	(9)	(89)	(829)	(5)	(1,102)
Exchange variation	-	(7)	22	4	(12)	4	(11)	-
Other	(10)	29	125	(39)	(149)	(80)	2	(122)
Balance at 12/31/2014	1,011	3,578	1,512	1,116	1,791	7,419	773	17,200
Depreciation
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	(58)	(247)	(85)	(79)	(1,098)	(74)	(1,641)
Disposal	-	3	162	2	60	768	4	999
Exchange variation	-	-	1	2	12	(13)	-	2
Other	-	11	(3)	1	(10)	35	2	36
Balance at 12/31/2014	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Impairment
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)
Additions/assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	9	-	-	9
Balance at 12/31/2014	-	-	-	-	-	-	-	-
Book value
Balance at 12/31/2014	1,011	1,883	758	597	1,287	2,881	294	8,711
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 67, achievable by 2016 (Note 36 – Off balance sheet).

(2)	Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 2,277, consisting of R$ 1,358 in real estate in use, R$ 45 in improvements, and R$ 874 in equipment.

(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Financial Statements 2014	F-47

	REAL ESTATE IN USE (2)		OTHER FIXED ASSETS (2)(3)
					FURNITURE AND	EDP	OTHER (COMMUNICATION, SECURITY AND
FIXED ASSETS (1)	LAND	BUILDINGS	IMPROVEMENTS	INSTALLATIONS	EQUIPMENT	SYSTEMS (3)	TRANSPORTATION)	TOTAL
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%
Cost
Balance at 12/31/2012	1,029	2,472	1,253	872	931	5,480	606	12,643
Acquisitions	-	554	207	183	210	1,262	118	2,534
Disposal	(8)	(13)	(211)	(11)	(15)	(474)	(3)	(735)
Exchange variation	-	2	5	4	(8)	9	3	15
Other	(2)	(16)	44	(5)	(23)	2	1	1
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458
Depreciation
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Accumulated depreciation	-	(70)	(235)	(80)	(83)	(987)	(67)	(1,522)
Disposal	-	10	209	7	7	430	2	665
Exchange variation	-	-	(2)	3	9	(11)	-	(1)
Other	-	16	(26)	(11)	(3)	2	1	(21)
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Impairment
Balance at 12/31/2012	-	-	-	-	(9)	-	-	(9)
Additions/assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)
Book value
Balance at 12/31/2013	1,019	1,348	631	604	599	2,049	314	6,564

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 1,212, achievable by 2016 (Note 36 – Off balance sheet).

(2)	Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 949, consisting of R$ 763 in real estate in use, R$ 16 in improvements and R$ 170 in equipment;

(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

	REAL ESTATE IN USE (2)		OTHER FIXED ASSETS
					FURNITURE AND	EDP	OTHER (COMMUNICATION, SECURITY AND
FIXED ASSETS (1)	LAND	BUILDINGS	IMPROVEMENTS	INSTALLATIONS	EQUIPMENT	SYSTEMS (3)	TRANSPORTATION)	TOTAL
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%
Cost
Balance at 12/31/2011	1,184	2,340	1,245	937	848	4,988	548	12,090
Acquisitions	53	225	226	202	139	1,008	61	1,914
Disposal	(173)	(15)	(251)	(10)	(38)	(504)	(7)	(998)
Exchange variation	2	4	10	6	(14)	2	-	10
Other	(37)	(82)	23	(263)	(13)	(14)	4	(382)
Balance at 12/31/2012	1,029	2,472	1,253	872	922	5,480	606	12,643
Depreciation
Balance at 12/31/2011	-	(1,583)	(607)	(547)	(360)	(3,344)	(291)	(6,732)
Accumulated depreciation	-	(78)	(263)	(68)	(77)	(801)	(59)	(1,346)
Disposal	-	6	251	10	15	466	4	752
Exchange variation	-	(2)	3	4	3	9	(1)	16
Other	-	50	3	243	2	6	-	304
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Impairment
Balance at 12/31/2011	-	-	-	-	-	-	-	-
Additions/assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2012	-	-	-	-	-	-	-	-
Book value
Balance at 12/31/2011	1,029	865	640	514	505	1,816	259	5,628

(1)	There are no contractual commitments for purchase of the fixed assets.

(2)	Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 349, consisting of R$ 235 in real estate in use, R$ 65 in improvements and R$ 49 in equipment;

(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Financial Statements 2014	F-48

Note 16 – Intangible assets

		OTHER INTANGIBLE ASSETS
		ASSOCIATION FOR THE
	ACQUISITION OF	PROMOTION AND OFFER OF	ACQUISITION	DEVELOPMENT	OTHER
	RIGHTS TO CREDIT	FINANCIAL PRODUCTS AND	OF	OF	INTANGIBLE
INTANGIBLE ASSETS (1)	PAYROLL	SERVICES	SOFTWARE	SOFTWARE	ASSETS	TOTAL

Amortization rates p.a.	20%	8%	20%	20%	10 to 20%
Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	109	36	393	651	10	1,199
Terminated agreements/write off	(214)	(104)	(201)	(10)	(300)	(829)
Exchange variation	-	(2)	(23)	-	43	18
Other	7	(36)	(43)	-	19	(53)
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(225)	(157)	(324)	(66)	(131)	(903)
Terminated agreements/write off	204	81	201	-	119	605
Exchange variation	-	-	10	-	(34)	(24)
Other	-	(5)	63	-	249	307
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions/assumptions	-	-	-	(8)	-	(8)
Write off	-	25	-	-	-	25
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Book value
Balance at 12/31/2014	493	1,243	1,047	2,709	642	6,134

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 508, achievable by 2016 (Note 36 – Off balance seet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4l.

		OTHER INTANGIBLE ASSETS
		ASSOCIATION FOR THE
	ACQUISITION OF	PROMOTION AND OFFER OF	ACQUISITION	DEVELOPMENT	OTHER
	RIGHTS TO CREDIT	FINANCIAL PRODUCTS AND	OF	OF	INTANGIBLE
INTANGIBLE ASSETS (1)	PAYROLL	SERVICES	SOFTWARE	SOFTWARE	ASSETS	TOTAL

Amortization rates p.a.	20.0%	8.0%	20.0%	20.0%	10.0 to 20.0%
Cost
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Acquisitions (2)	195	340	382	820	298	2,035
Terminated agreements/write off	(527)	(83)	(161)	(178)	(1)	(950)
Exchange variation	-	1	(10)	-	39	30
Other	-	97	(108)	-	(5)	(16)
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Amortization (3)
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)
Amortization expense	(273)	(137)	(291)	(36)	(74)	(811)
Terminated agreements/write off	519	68	158	-	1	746
Exchange variation	-	-	14	-	(25)	(11)
Other	-	(9)	132	-	10	133
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Impairment (4)
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Additions/assumptions	-	(27)	-	(6)	-	(33)
Reversals	-	3	-	-	-	3
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Book value
Balance at 12/31/2013	612	1,405	971	2,142	667	5,797

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 760, achievable by 2016 (Note 36 – Off balance seet).
(2)	Contemplates acquisition of Credicard (Note 3d).
(3)	All intangible assets have a defined useful life.
(4)	Note 2.4l.

Financial Statements 2014	F-49

		OTHER INTANGIBLE ASSETS
		ASSOCIATION FOR THE
	ACQUISITION OF	PROMOTION AND OFFER OF	ACQUISITION	DEVELOPMENT	OTHER
	RIGHTS TO CREDIT	FINANCIAL PRODUCTS AND	OF	OF	INTANGIBLE
INTANGIBLE ASSETS (1)	PAYROLL	SERVICES	SOFTWARE	SOFTWARE	ASSETS	TOTAL

Amortization rates p.a.	Up to 9	Up to 5	20%	20%	10 to 20%
Cost
Balance at 12/31/2011	1,663	1,400	1,520	613	621	5,817
Acquisitions	320	12	376	919	111	1,738
Terminated agreements/write off	(500)	(95)	-	-	(1)	(596)
Exchange variation	-	6	8	-	23	37
Other	14	10	(168)	21	(66)	(189)
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Amortization (2)
Balance at 12/31/2011	(897)	(111)	(795)	-	(174)	(1,977)
Amortization expense	(369)	(135)	(258)	(11)	(71)	(844)
Terminated agreements/write off	499	71	-	-	1	571
Exchange variation	-	(1)	1	-	(12)	(12)
Other	(14)	(2)	171	-	(8)	147
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)
Impairment (3)
Balance at 12/31/2011	(15)	-	-	-	-	(15)
Additions/assumptions	(3)	(3)	-	-	-	(6)
Reversals	-	-	-	-	-	-
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Book value
Balance at 12/31/2012	698	1,152	855	1,542	424	4,671

(1)	There are no contractual commitments for the purchase of new intangible assets.
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4l.

Note 17 – Deposits

The table below shows the breakdown of deposits:

	12/31/2014			12/31/2013
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Interest-bearing deposits	180,207	65,833	246,040	165,646	65,845	231,491
Time deposits	43,136	65,330	108,466	51,657	65,474	117,131
Interbank deposits	18,622	503	19,125	7,823	371	8,194
Savings deposits	118,449		118,449	106,166	-	106,166
Non-interest bearing deposits	48,733	-	48,733	42,892	-	42,892
Demand deposits	48,733	-	48,733	42,892	-	42,892
Total	228,940	65,833	294,773	208,538	65,845	274,383

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2014	12/31/2013
Structured notes
Shares	73	147
Debt securities	447	224
Total	520	371

The effect of the changes in credit risk of these instruments is not significant at 12/31/2014 and 12/31/2013.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2014	12/31/2013
	COST/FAIR VALUE	COST/FAIR VALUE
Current – up to one year	220	87
Non-current	300	284
From one to five years	122	233
From five to ten years	149	22
After ten years	29	29
Total	520	371

Financial Statements 2014	F-50

Note 19 – Securities sold under repurchase agreements and interbank and institucional market dehbts

a) Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2014			12/31/2013
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Securities sold under repurchase agreements	152,093	136,590	288,683	148,598	118,084	266,682
Transactions backed by own financial assets(*)	76,343	136,590	212,933	80,319	118,084	198,403
Transactions backed by third-party financial assets	75,750	-	75,750	68,279	-	68,279
Interbank market debt	68,818	53,768	122,586	55,777	55,599	111,376
Mortgage notes	32	111	143	39	142	181
Real estate credit bills	10,395	437	10,832	6,634	2,285	8,919
Agribusiness credit bills	5,229	2,582	7,811	4,176	3,097	7,273
Financial credit bills	6,284	4,361	10,645	6,369	7,454	13,823
Import and export financing	27,916	15,465	43,381	25,780	7,834	33,614
On-lending – domestic	18,942	26,288	45,230	12,772	30,243	43,015
Liabilities from transactions related to credit assignments (Note 12d)	20	4,524	4,544	3	4,511	4,514
Other	-	-	-	4	33	37

(*) It includes R$ 139,910 (R$ 123,922 at 12/31/2013) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	BRAZIL	FOREIGN
Securities sold under repurchase agreements	75% of CDI to 13.2%	0.18% to 3.6%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	84% to 100% of CDI	-
Financial credit bills	IGPM to 13.44%	-
Agribusiness credit bills	85% to 96% of CDI	-
Import and export financing	2.5% to 6.75%	0.13% to 16%
On-lending – domestic	0.83% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 16.66%	1.85% to 12.73%

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 75.0% CDI to 13.23%. The deadline for repurchase expires in January 2027.

b) Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2014			12/31/2013
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Subordinated debt(1)	2,832	52,785	55,617	6,138	50,426	56,564
Foreign borrowings through securities	3,142	12,250	15,392	5,358	10,133	15,491
Structured Operations Certificates(2)	1,080	1,153	2,233	-	-	-
Total	7,054	66,188	73,242	11,496	60,559	72,055

(1)	At December 31, 2014, the amount of R$ 53,865 (R$ 55,186 at 12/31/2013) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2)	As at December 31, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 2,372

The interest rate for each one of the operations (p.a.) is presented in the table below.

	BRAZIL	FOREIGN
Subordinated debt	CDI+ 0.35% to IGPM + 7.6%	5.1% to 6.2%
Foreign borrowings through securities	0.89% to 12.75%	0.03% to 20%
Structured Operations Certificates	8.6% to 12.67%	-

Financial Statements 2014	F-51

Note 20 – Other assets and liabilities

a) Other assets

	12/31/2014			12/31/2013
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Financial (1)	40,984	12,665	53,649	34,285	13,307	47,592
Receivables from credit card issuers	24,203	-	24,203	22,138	-	22,138
Insurance and reinsurance operations	1,388	-	1,388	5,192	-	5,192
Deposits in guarantee for contingent liabilities (Note 32)	2,128	11,478	13,606	2,172	11,818	13,990
Deposits in guarantee for foreign borrowing program	624	-	624	731	-	731
Negotiation and intermediation of securities	3,964	-	3,964	2,144	72	2,216
Receivables from reimbursement of contingent liabilities (Note 32c)	53	623	676	41	692	733
Receivables from services provided	2,394	81	2,475	1,729	-	1,729
Rights receivable from sales operations or transfer of financial assets	5,894	-	5,894	-	-	-
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	483	483	-	725	725
Operations without credit granting characteristics	336	-	336	138	-	138
Non-financial	10,906	3,015	13,921	9,318	2,824	12,142
Prepaid expenses (3)	3,594	434	4,028	4,232	420	4,652
Retirement plan assets (Notes 29c and d)	-	2,456	2,456	-	2,308	2,308
Sundry domestic	1,862	-	1,862	2,389	-	2,389
Premiums from loan operations	2,371	-	2,371	710	-	710
Sundry foreign	2,058	125	2,183	405	96	501
Other	1,021	-	1,021	1,582	-	1,582

(1)	There were no impairment losses for other financial assets in these periods.
(2)	The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.
(3)	In September 2014 the balance was reduced in view of the early termination of the agreement between Itaú Seguros and Via Varejo.

b) Other liabilities

	12/31/2014			12/31/2013
	CURRENT	NON-CURRENT	TOTAL	CURRENT	NON-CURRENT	TOTAL
Financial	69,610	1,882	71,492	60,582	692	61,274
Credit card operations	58,596	-	58,596	54,263	-	54,263
Foreign exchange portfolio	784	-	784	259	-	259
Negotiation and intermediation of securities	5,749	1,439	7,188	5,230	516	5,746
Finance leases (Note 14a)	394	410	804	162	176	338
Funds from consortia participants	30	-	30	28	-	28
Liabilities from sales operations or transfer of financial assets	3,477	33	3,510	-	-	-
Other	580	-	580	640	-	640
Non-financial	23,128	532	23,660	20,173	675	20,848
Collection and payment of taxes and contributions	226	-	226	205	-	205
Sundry creditors – domestic	1,680	48	1,728	1,071	46	1,117
Funds for clients in transit	8,906	-	8,906	8,132	-	8,132
Provision for sundry payments	2,161	378	2,539	2,027	511	2,538
Social and statutory	4,678	41	4,719	3,172	37	3,209
Related to insurance operations	260	-	260	1,200	-	1,200
Liabilities for official agreements and rendering of payment services	933	-	933	440	-	440
Provision for retirement plan benefits (Note 29c and e)	516	-	516	699	27	726
Personnel provision	1,317	65	1,382	1,251	54	1,305
Provision for health insurance	685	-	685	655	-	655
Deferred income	1,386	-	1,386	1,099	-	1,099
Other	380	-	380	222	-	222

Note 21 – Stockholders’ equity

a) Capital

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10.0% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 75,000 (R$ 60,000 at December 31, 2013), of which R$ 51,563 (R$ 41,602 at December 31, 2013) refers to stockholders resident in Brazil and R$ 23,437 (R$ 18,398 at December 31, 2013) refers to stockholders resident abroad.

Financial Statements 2014	F-52

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2014
	NUMBER
	COMMON	PREFERRED	TOTAL	AMOUNT
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares – Extraordinary Stockholders’ Meeting of April 23, 2014 – made effective on June 6, 2014	251,821,504	250,981,467	502,802,971
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 12/31/2014	2,757,605,774	1,048,004,507	3,805,610,281
Residents abroad at 12/31/2014	12,430,770	1,712,791,630	1,725,222,400
Treasury shares at 12/31/2013 (1)	2,310	68,867,010	68,869,320	(1,854)
Purchase of shares	-	1,000,000	1,000,000	(35)
Exercised options – granting of stock options	-	(17,275,835)	(17,275,835)	413
Disposals – Stock option plan	-	(4,525,951)	(4,525,951)	148
Bonus shares – Extraordinary Stockholders’ Meeting of April 23, 2014 – made effective on June 06, 2014	231	5,763,327	5,763,558	-
Treasury shares at 12/31/2014 (1)	2,541	53,828,551	53,831,092	(1,328)
Outstanding shares at 12/31/2014	2,770,034,003	2,706,967,586	5,477,001,589
Outstanding shares at 12/31/2013 (2)	2,770,034,003	2,685,042,426	5,455,076,429

	12/31/2014
	NUMBER
	COMMON	PREFERRED	TOTAL	AMOUNT
Residents in Brazil at 12/31/2012	2,508,440,062	973,114,385	3,481,554,447
Residents abroad at 12/31/2012	9,774,978	1,536,700,285	1,546,475,263
Shares of capital stock at 12/31/2012	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares – Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	251,821,504	250,981,467	502,802,971
Shares of capital stock at 12/31/2013	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 12/31/2013	2,752,543,169	1,082,328,262	3,834,871,431
Residents abroad at 12/31/2013	17,493,375	1,678,467,875	1,695,961,250
Treasury shares at 12/31/2012 (1)	2,310	57,809,663	57,811,973	(1,523)
Purchase of shares	-	25,850,000	25,850,000	(662)
Exercised options – granting of stock options	-	(8,158,717)	(8,158,717)	107
Disposals – stock option plan	-	(4,924,833)	(4,924,833)	224
Bonus shares – Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	231	5,177,598	5,177,829	-
Treasury shares at 12/31/2013 (1)	2,541	75,753,711	75,756,252	(1,854)
Outstanding shares at 12/31/2013 (2)	2,770,034,003	2,685,042,426	5,455,076,429
Outstanding shares at 12/31/2012 (2)	2,770,034,003	2,697,205,508	5,467,239,511

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.
(2)	For better comparability, outstanding shares were adjusted for the bonus of June 6, 2014.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 TO 12/31/2014
COST/MARKET VALUE	COMMON	PREFERRED
Minimum	-	34.13
Weighted average	-	34.75
Maximum	-	35.07
Treasury shares
Average cost	7.97	24.67
Market value at 12/31/2014	32.30	34.60

	01/01 TO 12/31/2013
COST/MARKET VALUE	COMMON	PREFERRED
Minimum	-	26.36
Weighted average	-	28.18
Maximum	-	29.24
Treasury shares
Average cost	8.77	26.93
Market value at 12/31/2013	29.45	31.35

b) Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25.0% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

Financial Statements 2014	F-53

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

CALCULATION OF DIVIDENDS AND INTEREST ON CAPITAL	12/31/2014	12/31/2013	12/31/2012
Statutory net income – Itaú Unibanco Holding Individual	17,392	11,661	10,800
Adjustments:
(-) Legal reserve	(870)	(583)	(540)
Dividend calculation basis	16,522	11,078	10,260
Mandatory dividend – 25.0%	4,130	2,769	2,565
Dividends and interest on capital – paid/provisioned for	6,635	5,095	4,518

Payments/provision for interest on capital and dividends

	12/31/2014
	GROSS	WHT	NET
Paid/prepaid	2,637	(267)	2,370
Dividends – 11 monthly installments of R$ 0.015 per share paid from February to December 2014	857	-	857
Interest on capital – R$ 0.3256 per share paid on August 25, 2014	1,780	(267)	1,513
Declared until 12/31/2014 (recorded in other liabilities)	1,760	-	1,760
Dividends – 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82	-	82
Dividends – R$ 0.3063 per share	1,678	-	1,678
Declared after 12/31/2014 (Recorded in Revenue Reserves – Dividends equalization)	2,947	(442)	2,505
Interest on capital – R$ 0.5380 per share	2,947	(442)	2,505
Total from 01/01 to 12/31/2014 – R$ 1.2204 net per share	7,344	(709)	6,635

	12/31/2013
	GROSS	WHT	NET
Paid/prepaid	2,162	(206)	1,956
Dividends – 11 monthly installments of R$ 0.015 per share paid from February to December 2013	786	-	786
Interest on capital – R$ 0.2774 per share paid on August 21, 2013	1,376	(206)	1,170
Declared until 12/31/2013 (recorded in other liabilities)	1,084	(152)	933
Dividends – 1 monthly installment of R$ 0.015 per share paid on 01/02/2014	74	-	74
Interest on capital – R$ 0.2036 per share, credited on December 30, 2013 to be paid until February 28, 2014	1,010	(152)	859
Declared after 12/31/2013 (Recorded in Revenue Reserves – Unrealized Profits Reserve)	2,596	(389)	2,207
Interest on capital – R$ 0.5236 per share	2,596	(389)	2,207
Total from 01/01 to 12/31/2013 – R$ 1.0340 net per share	5,842	(747)	5,095

Payments/provision for interest on capital and dividends

	12/31/2012
	GROSS	WHT	NET
Paid/prepaid	1,971	(188)	1,783
Dividends – 02 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108
Dividends – 09 monthly installments of R$ 0.015 per share paid from April to December 2012	610	-	610
Interest on capital – R$ 0.2774 per share paid on August 15, 2012	1,253	(188)	1,065
Declared until 12/31/2012 (recorded in other liabilities)	1,387	(200)	1,187
Dividends – 1 monthly installment of R$ 0.012 per share paid on 02/01/2013	68	-	68
Interest on capital – R$ 0.3120 per share, credited on December 28, 2012, paid until April 30, 2013	1,410	(212)	1,199
Declared after 12/31/2012 (Recorded in Revenue Reserves – Unrealized Profits Reserve)	1,728	(259)	1,468
Interest on capital – R$ 0.3824 per share paid until April 30,2013	1,728	(259)	1,468
Total de 01/01 a 12/31/2012 – R$ 1.0000 net per share	5,177	(658)	4,518

c) Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

Financial Statements 2014	F-54

d) Appropriated reserves

	12/31/2014	12/31/2013	12/31/2012
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1	1
Revenue reserves	7,925	13,183	22,138
Legal (2)	5,841	4,971	4,388
Statutory	7,775	13,615	23,382
Dividends equalization (3)	2,885	3,901	6,291
Working capital increase (4)	1,162	3,003	6,274
Increase in capital of investees (5)	3,728	6,711	10,817
Corporate reorganizations (Note 3b)	(8,638)	(7,999)	(7,360)
Unrealized profits (6)	2,947	2,596	1,728
Total reserves at parent company	8,210	13,468	22,423

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve – may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization – its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(4)	Reserve for working capital – its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees – its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

e) Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Note 22 – Share-based payment

a) Stock option plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or options which are partner options (these are personal, not pledgeable and nontransferable), entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

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

Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20.0% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three (3) to five (5) years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one (1) to seven (7) years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

Financial Statements 2014	F-55

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of the acquisition price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five (5) to eight (8) years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended December 31, 2014 – R$ 31.43 per share (R$ 34.66 per share at December 31, 2013).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 8 at December 31, 2014 (R$ 15 at December 31, 2013).

Summary of changes in the plan

	SIMPLE OPTIONS			PARTNER OPTIONS
		WEIGHTED AVERAGE	WEIGHTED AVERAGE		WEIGHTED AVERAGE
	QUANTITY	EXERCISE PRICE	MARKET VALUE	QUANTITY	MARKET VALUE	TOTAL
Opening balance 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Options:
Granted	-	-		11,007,189		11,007,189
Canceled/Forfeited(*)	(1,392,222)	34.98		(1,556,399)		(2,948,621)
Exercised	(13,777,250)	30.01	36.73	(3,498,585)	32.61	(17,275,835)
Balance at 12/31/2014	50,147,374	35.67		24,304,025		74,451,399
Options exercisable at the end of the period	26,247,536	35.37		-		26,247,536
Options outstanding not exercisable	23,899,838	36.00		24,304,025		48,203,863
Range of exercise prices
Granting 2006-2009		26.18 - 43.86
Granting 2010-2012		26.27 - 41.54
Weighted average of the remaining contractual life (in years)	2.56			2.05

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

	SIMPLE OPTIONS			PARTNER OPTIONS
		WEIGHTED AVERAGE	WEIGHTED AVERAGE		WEIGHTED AVERAGE
	QUANTITY	EXERCISE PRICE	MARKET VALUE	QUANTITY	MARKET VALUE	TOTAL
Opening balance 12/31/2012	71,677,920	31.30		17,274,588		88,952,508
Options exercisable at the end of the period	23,610,501	31.68		40,503		23,651,004
Options outstanding not exercisable	48,067,419	31.12		17,234,085		65,301,504
Options:
Granted	560,271	26.27		5,715,608		6,275,879
Canceled/Forfeited(*)	(2,747,498)	35.83		(653,506)		(3,401,004)
Exercised	(4,173,847)	28.25	33.44	(3,984,870)	28.20	(8,158,717)
Balance at 12/31/2013	65,316,846	33.33		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Range of exercise prices
Granting 2006-2009		25.25 - 42.42
Granting 2010-2012		26.27 - 41.03
Weighted average of the remaining contractual life (in years)	3.57			2.05

(*) Refers to non-exercise due to the beneficiary’s option.

Financial Statements 2014	F-56

Summary of changes in the plan

	SIMPLE OPTIONS			PARTNER OPTIONS
		WEIGHTED AVERAGE	WEIGHTED AVERAGE		WEIGHTED AVERAGE
	QUANTITY	EXERCISE PRICE	MARKET VALUE	QUANTITY	MARKET VALUE	TOTAL
Balance at 12/31/2011	69,419,922	29.39		15,092,652		84,512,574
Options exercisable at the end of the period	20,215,627	26.08		104,806		20,320,433
Options outstanding not exercisable	49,204,295	30.75		14,987,846		64,192,141
Options:
Granted	12,589,030	28.40		4,043,009		16,632,039
Canceled	(4,627,466)	34.84		(566,094)		(5,193,560)
Exercised	(5,703,566)	22.13	29.64	(1,294,979)	28.75	(6,998,545)
Balance at 12/31/2012	71,677,920	31.30		17,274,588		88,952,508
Options exercisable at the end of the period	23,610,501	31.68		40,503		23,651,004
Options outstanding not exercisable	48,067,419	31.12		17,234,085		65,301,504
Range of exercise prices
Granting 2004-2009		16.75 - 40.05
Granting 2010-2011		28.39 - 38.86
Weighted average of the remaining contractual life (in years)	3.49			2.13

Summary of changes in Share-Based Instruments (SBI)

QUANTITY
Opening balance 12/31/2013	2,183,769
Instruments:
New SBI’s	286,466
Converted into shares	(1,266,324)
Canceled	(351,765)
Balance at 12/31/2014	852,146
Weighted average of the remaining contractual life (in years)	0.48

QUANTITY
Opening balance 12/31/2012	3,384,440
Instruments:
New SBI’s	533,763
Converted into shares	(1,732,831)
Canceled	(1,586)
Balance at 12/31/2013	2,183,786
Weighted average of the remaining contractual life (in years)	0.62

b) Variable compensation

Resolution No. 3,921, of November 25, 2010, of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatory paid in shares or share-based instruments, and at least forty percent (40%) of this amount should be deferred for payment in at least three (3) years.

The policy established by ITAÚ UNIBANCO HOLDING in compliance with Resolution No. 3,921, sets forth that fifty percent (50%) of the management’s and employee’s variable compensation should be mandatory paid in cash and fifty percent (50%) should be paid in shares for a period of three (3) years. Shares are delivered on an indirect basis, of one-third (1/3) per year, subject to the executive’s remaining with the institution.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to December 31, 2014, the accounting effect of the variable compensation is recorded in Personnel Expenses, in the amount of R$ 301, in compliance with statutory limits.

The fair value of shares intended for variable compensation is the market price at the granting date with respect to ITAÚ UNIBANCO HOLDING’s preferred shares.

2014
CHANGE IN VARIABLE COMPENSATION IN SHARES	QUANTITY
Opening balance 12/31/2013	5,214,388
New	6,552,973
Delivered	(1,850,290)
Cancelled	(146,879)
Balance at 12/31/2014	9,770,192

2013
CHANGE IN VARIABLE COMPENSATION IN SHARES	QUANTITY
Opening balance 12/31/2012	-
New	5,270,677
Delivered	(35,790)
Cancelled	(20,499)
Balance at 12/31/2013	5,214,388

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

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Financial Statements 2014	F-57

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

GRANTING			EXERCISE PERIOD	PRICE OF THE		EXPECTED	RISK-FREE	EXPECTED
Nº	DATE	VESTING PERIOD	UNTIL	UNDERLYING ASSET	FAIR VALUE	DIVIDENDS	INTEREST RATE	VOLATILITY
Partner options(*)
19ª	02/27/2014	02/27/2017	-	28.57	25.85	3.35%	-	-
19ª	02/27/2014	02/27/2019	-	28.57	24.18	3.35%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIaBANCO HOLDING share at the granting date.

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

The effect of Income for the period from January 1 to December 31, 2014 was R$ (231) (R$ (188) from January 1 to December 31, 2013 and R$ (177) from January 1 to December 31, 2012) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 21d).

In the stockholders’ equity, the effect was as follows:

	12/31/2014	12/31/2013	12/31/2012
Amount received for the sale of shares – exercised options	535	215	209
(-) Cost of treasury shares sold	(561)	(331)	(262)
Effect of sale(*)	(26)	(116)	(53)

(*) Recorded in Additional paid-in capital.

Note 23 – Interest and similar income and expense and net gain (loss) from investment securities and derivatives

a) Interest and similar income

	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012
Central Bank compulsory deposits	5,904	4,314	5,334
Interbank deposits	1,286	583	1,042
Securities purchased under agreements to resell	17,929	12,630	10,096
Financial assets held for trading	15,128	10,860	13,324
Available-for-sale financial assets	7,272	5,067	3,771
Held-to-maturity financial assets	2,347	486	471
Loan and lease operations	69,248	59,546	61,139
Other financial assets	1,001	641	1,187
Total	120,115	94,127	96,364

b) Interest and similar expense

	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012
Deposits	(12,064)	(9,802)	(10,544)
Securities sold under repurchase agreements	(26,771)	(16,865)	(17,539)
Interbank market debt	(14,404)	(6,245)	(5,747)
Institutional market debt	(10,695)	(9,971)	(7,693)
Financial expense from technical reserves for insurance and private pension plans	(8,987)	(3,436)	(6,513)
Other	(56)	(42)	(31)
Total	(72,977)	(46,361)	(48,067)

c) Net gain (loss) from investment securities and derivatives

	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012
Financial assets held for trading	41	(2,736)	3,159
Derivatives(*)	119	(2,517)	(2,458)
Financial assets designated at fair value through profit or loss	32	15	17
Available-for-sale financial assets	(915)	(839)	705
Finacial liabilities held for trading	(1)	153	40
Total	(724)	(5,924)	1,463

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended December 31, 2014 and December 31, 2013 ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

During the period ended December 31, 2014, ITAÚ UNIBANCO HOLDING has recognized impairment losses on available-for-sale financial assets R$ 174 (R$ 3 on December 31, 2013).

Note 24 – Banking service fees

	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012
Current account services	7,725	6,450	5,272
Asset management fees	2,660	2,501	2,159
Collection commissions	1,279	1,213	1,176
Fees from credit card services	11,507	9,701	7,888
Fees for guarantees issued and credit lines	1,407	1,240	1,135
Brokerage commission	262	337	243
Other	1,502	1,270	1,071
Total	26,342	22,712	18,944

Financial Statements 2014	F-58

Note 25 – Other income

	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures(*)	1,194	131	1,684
Recovery of expenses	207	110	121
Reversal of provisions	179	119	234
Program for ash or Installment Payment of Federal Taxes (Note 32e)	158	624	-
Other	416	411	243
Total	2,154	1,395	2,282

(*)	From 01/01 to 12/31/2014 refers basically to the profit on disposal of investment due from ISSC in the amount of R$ 1,151 (Basically composed of the result of the full disposal of investment in Serasa S.A. in the amount of R$ 1.542 from 01/01 to 12/31/2012).

Note 26 – General and administrative expenses

	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012
Personnel expenses	(17,071)	(15,860)	(14,332)
Compensation	(7,046)	(6,503)	(5,961)
Payroll taxes	(2,364)	(2,181)	(2,109)
Welfare benefits	(2,133)	(1,983)	(1,845)
Retirement plans and post-employment benefits (Note 29)	33	7	760
Defined benefit	(30)	(37)	(125)
Defined contribution	63	44	885
Stock option plan (Note 22d)	(231)	(188)	(177)
Training	(186)	(185)	(242)
Employee profit sharing	(3,324)	(2,850)	(2,560)
Dismissals	(377)	(327)	(462)
Provision for labor claims (Note 32)	(1,443)	(1,650)	(1,736)
Administrative expenses	(14,325)	(13,257)	(12,665)
Data processing and telecommunications	(3,870)	(3,700)	(3,523)
Third-party services	(4,189)	(3,215)	(3,255)
Installations	(924)	(964)	(962)
Advertising, promotions and publications	(972)	(1,361)	(942)
Rent	(1,216)	(1,100)	(974)
Transportation	(432)	(454)	(500)
Materials	(365)	(356)	(386)
Financial services	(544)	(496)	(512)
Security	(627)	(549)	(511)
Utilities	(289)	(248)	(290)
Travel	(204)	(194)	(188)
Other	(693)	(620)	(622)
Depreciation	(1,641)	(1,522)	(1,346)
Amortization	(827)	(808)	(844)
Insurance acquisition expenses	(1,214)	(1,147)	(1,253)
Other expenses	(7,472)	(7,320)	(7,640)
Expenses related to credit cards	(2,691)	(1,874)	(2,108)
Reimbursement related to acquisitions	(68)	38	(51)
Losses with third-party frauds	(472)	(566)	(734)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(133)	(132)	(458)
Provision for civil lawsuits (Note 32)	(1,708)	(2,274)	(2,329)
Provision for tax and social security lawsuits	(971)	(1,311)	(1,004)
Refund of interbank costs	(229)	(227)	(215)
Other	(1,200)	(974)	(741)
Total	(42,550)	(39,914)	(38,080)

(*) From 01/01 to 12/31/2012 basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302).

Financial Statements 2014	F-59

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a) Composition of income tax and social contribution expenses

I – Demonstration of Income tax and social contribution expense:

DUE ON OPERATIONS FOR THE PERIOD	01/01 TO 12/31/2014	01/01 TO 12/31/2013	01/01 TO 12/31/2012
Income before income tax and social contribution	28,808	20,865	17,416
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(11,523)	(8,346)	(6,966)
Increase/decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	109	243	68
Foreign exchange variation on assets and liabilities abroad	1,471	1,054	447
Interest on capital	1,738	1,619	1,789
Corporate reorganizations (Note 3b)	639	639	-
Dividends and interest on external debt bonds	311	172	188
Other nondeductible expenses net of non taxable income(*)	46	(2,884)	(3,242)
Income tax and social contribution expenses	(7,209)	(7,503)	(7,716)
Related to temporary differences
Increase (reversal) for the period	1,341	3,617	3,325
Increase (reversal) of prior periods	(1,079)	(457)	166
(Expenses)/Income from deferred taxes	262	3,160	3,491
Total income tax and social contribution expenses	(6,947)	(4,343)	(4,225)

(*) Includes temporary (additions) and exclusions.

b) Deferred taxes

I – The deferred tax asset balance and respective changes are as follows:

		REALIZATION/	EFFECT OF CHANGE IN
	12/31/2013	REVERSAL	CONSOLIDATION	INCREASE	12/31/2014
Reflected in income	35,043	(12,477)	-	9,947	32,513
Allowance for loan and lease losses	17,896	(4,889)	-	5,902	18,909
Related to income tax and social contribution tax carryforwards	6,137	(714)	-	7	5,430
Provision for contingent liabilities	3,973	(1,515)	-	1,840	4,298
Civil lawsuits	1,706	(435)	-	547	1,818
Labor claims	1,400	(894)	-	954	1,460
Tax and social security	849	(179)	-	339	1,009
Other	18	(7)	-	-	11
Goodwill on purchase of investments	1,515	(794)	-	-	721
Legal liabilities – tax and social security	1,479	(1,389)	-	304	394
Adjustments of operations carried out in futures settlement market	653	(662)	-	12	3
Adjustment to market value of financial assets held for trading and derivatives	439	(439)	-	109	109
Provision related to health insurance operations	262	-	-	12	274
Other	2,689	(2,075)	-	1,761	2,375
Reflected in stockholders’ equity	4,502	(915)	-	519	4,106
Corporate reorganizations (Note 3b)	3,153	(639)	-	-	2,514
Adjustment to market value of available-for-sale securities	814	(275)	-	-	539
Cash flow hedge and hedge of net investment in foreign operation	426	-	-	376	802
Other	109	(1)	-	143	251
Total(*)	39,545	(13,392)	-	10,466	36,619
(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 (R$ 31,886 at December 31, 2013) and R$ 201 ( R$ 328 at December 31, 2013).

Financial Statements 2014	F-60

		REALIZATION/	EFFECT OF CHANGE IN
	12/31/2012	REVERSAL	CONSOLIDATION	INCREASE	12/31/2013
Reflected in income	31,060	(11,076)	1,062	13,997	35,043
Related to income tax and social contribution tax carryforwards	3,955	(1,336)	59	3,459	6,137
Allowance for loan and lease losses	16,275	(4,438)	479	5,580	17,896
Adjustment to market value of financial assets held for trading and derivatives	229	(229)	-	439	439
Goodwill on purchase of investments	2,761	(1,657)	31	380	1,515
Legal liabilities – tax and social security	1,645	(665)	215	284	1,479
Provision for contingent liabilities	3,487	(1,421)	167	1,740	3,973
Civil lawsuits	1,422	(516)	43	757	1,706
Labor claims	1,224	(565)	80	661	1,400
Tax and social security	822	(339)	44	322	849
Other	19	(1)	-	-	18
Adjustments of operations carried out in futures settlement market	8	(13)	-	658	653
Provision related to health insurance operations	254	-	-	8	262
Other	2,446	(1,317)	111	1,449	2,689
Reflected in stockholders’ equity	3,943	(638)	1	1,196	4,502
Corporate reorganizations (Note 3b)	3,791	(638)	-	-	3,153
Adjustment to market value of available-for-sale securities	26	-	-	788	814
Cash flow hedge and hedge of net investment in foreign operation	126	-	-	300	426
Other	-	-	1	108	109
Total(*)	35,003	(11,714)	1,063	15,193	39,545

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 and R$ 328.

II – The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2013	REALIZATION/ REVERSAL	INCREASE	12/31/2014
Reflected in income	7,527	(3,289)	497	4,735
Depreciation in excess – finance lease	4,165	(1,657)	-	2,508
Restatement of escrow deposits and contingent liabilities	981	(155)	50	876
Pension plans	355	(118)	99	336
Adjustments of operations carried out in futures settlement market	392	(388)	-	4
Adjustment to market value of financial assets held for trading and derivatives	157	(157)	6	6
Taxation of results abroad – capital gains	267	-	296	563
Other	1,210	(814)	46	442
Reflected in stockholders’ equity accounts	460	-	496	956
Adjustment to market value of available-for-sale securities	64	-	68	132
Cash flow hedge and hedge of net investment in foreign operation	84	-	289	373
Provision for pension plan benefits	311	-	131	442
Other	1	-	8	9
Total(*)	7,987	(3,289)	993	5,691

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 (R$ 31,886 at December 31, 2013) and R$ 201 (R$ 328 at December 31, 2013).

	12/31/2012	REALIZATION/ REVERSAL	INCREASE	12/31/2013
Reflected in income	7,812	(2,959)	2,674	7,527
Depreciation in excess – finance lease	5,453	(2,527)	1,239	4,165
Restatement of escrow deposits and contingent liabilities	911	(130)	200	981
Pension plans	355	-	-	355
Adjustments of operations carried out in futures settlement market	117	-	275	392
Adjustment to market value of financial assets held for trading and derivatives	234	(234)	157	157
Taxation of results abroad – capital gains	167	-	100	267
Other	575	(68)	703	1,210
Reflected in stockholders’ equity accounts	1,848	(1,473)	85	460
Adjustment to market value of available-for-sale securities	1,288	(1,224)	-	64
Cash flow hedge and hedge of net investment in foreign operation	-	-	84	84
Provision for pension plan benefits (1)	560	(249)	-	311
Other	-	-	1	1
Total (2)	9,660	(4,432)	2,759	7,987

(1) On March 31, 2013 was reclassified to stockholders’ equity, pursuant to IAS 19 (R1).

(2) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 and R$ 328.

Financial Statements 2014	F-61

III – The estimate of realization and present value of deferred tax assets and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	DEFERRED TAX ASSETS						DEFERRED
	TEMPORARY DIFFERENCES	%	TAX LOSS/SOCIAL CONTRIBUTION LOSS CARRYFORWARDS	%	TOTAL	%	TAX LIABILITIES	%	NET DEFERRED TAXES	%
2015	11,771	37%	345	6%	12,116	33%	(1,587)	28%	10,529	34%
2016	3,983	13%	1,166	22%	5,149	14%	(1,040)	19%	4,109	13%
2017	4,701	15%	1,177	22%	5,878	16%	(1,069)	19%	4,809	16%
2018	2,531	8%	1,899	35%	4,430	12%	(252)	4%	4,178	14%
2019	2,690	9%	405	7%	3,095	9%	(253)	4%	2,842	9%
After 2019	5,513	18%	438	8%	5,951	16%	(1,490)	26%	4,461	14%
Total	31,189	100%	5,430	100%	36,619	100%	(5,691)	100%	30,928	100%
Present value(*)	26,791		4,656		31,447		(4,791)		26,656

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

At 12/31/2014 and 12/31/2013 there are no deferred tax assets and liabilities which have not been recognized.

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

NET INCOME ATTRIBUTABLE TO OWNERS OF THE PARENT COMPANY – BASIC EARNINGS PER SHARE	01/01 TO 12/31/2014	01/01 TO 12/31/2013	01/01 TO 12/31/2012
Net income	21,555	16,424	12,634
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(59)	(59)	(59)
Subtotal	21,496	16,365	12,575
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(61)	(61)	(61)
Subtotal	21,435	16,304	12,514
Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	10,856	8,268	6,341
To preferred equity owners	10,579	8,036	6,173
Total net income available to common equity owners	10,917	8,329	6,402
Total net income available to preferred equity owners	10,638	8,095	6,232
Weighted average number of shares outstanding (Note 21a)
Common shares	2,770,034,003	2,770,034,003	2,770,034,003
Preferred shares	2,699,460,382	2,692,213,780	2,696,697,363
Earnings per share – basic – R$
Common shares	3.94	3.01	2.31
Preferred shares	3.94	3.01	2.31

NET INCOME ATTRIBUTABLE TO OWNERS OF THE PARENT COMPANY – DILUTED EARNINGS PER SHARE	01/01 TO 12/31/2014	01/01 TO 12/31/2013	01/01 TO 12/31/2012
Total net income available to preferred equity owners	10,638	8,095	6,232
Dividend on preferred shares after dilution effects	49	33	22
Net income available to preferred equity owners considering preferred shares after the dilution effect	10,687	8,128	6,254
Total net income available to ordinary equity owners	10,917	8,329	6,402
Dividend on preferred shares after dilution effects	(49)	(33)	(22)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	10,868	8,296	6,380
Adjusted weighted average of shares (Note 21a)
Common shares	2,770,034,003	2,770,034,003	2,770,034,003
Preferred shares	2,724,080,698	2,713,733,080	2,715,295,033
Preferred shares	2,699,460,382	2,692,213,780	2,696,697,363
Incremental shares from stock options granted under our Stock Option Plan	24,620,316	21,519,300	18,597,670
Earnings per share – diluted – R$
Common shares	3.92	3.00	2.30
Preferred shares	3.92	3.00	2.30

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 5,885,956 preferred shares at 12/31/2014, 8,960,620 preferred shares at 12/31/2013 and 8,116,424 preferred shares at 12/31/2012.

Financial Statements 2014	F-62

Note 29 – Post-employment benefits

As prescribed in IAS 19 (R1), we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	DEFINED BENEFIT				DEFINED CONTRIBUTION				OTHER BENEFITS				TOTAL
	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012(1)	12/31/2012(2)	12/31/2014	12/31/2013	12/31/2012(1)	12/31/2012(2)	12/31/2014	12/31/2013	12/31/2012(2)	12/31/2012(2)	12/31/2014	12/31/2013	12/31/2012(2)	12/31/2012(2)
Cost of current service	(74)	(103)	(85)	(85)	-	-	-	-	-	-	-	-	(74)	(103)	(85)	(85)
Net interest	(32)	2	11	317	196	180	137	-	(14)	(12)	(11)	(11)	150	170	137	306
Effects on asset ceiling	-	-	-	(874)	-	-	-	(5)	-	-	-	-	-	-	-	(879)
Contribution	-	-	-	-	(133)	(136)	(146)	(146)	-	-	-	-	(133)	(136)	(146)	(146)
Benefits paid	-	-	-	-	-	-	-	-	9	7	6	6	9	7	6	6
Remeasurements	-	-	-	517	-	-	-	1,036	-	-	-	(23)	-	-	-	1,530
Total Amounts Recognized	(106)	(101)	(74)	(125)	63	44	(9)	885	(5)	(5)	(5)	(28)	(48)	(62)	(88)	732

(1) Corresponds to the amounts under IAS 19 (R1), stated for comparison purposes only, in accordance with IAS 8, not accounted for in the Financial Statements of December 31, 2012, and December 31,2011, due to immateriality.

(2) In conformity with IAS 19, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	DEFINED BENEFIT		DEFINED CONTRIBUTION		OTHER BENEFITS		TOTAL
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
At the beginning of the period	(354)	-	(286)	-	7	-	(633)	-
Effects on asset ceiling	(453)	1,036	77	43	-	-	(376)	1,079
Remeasurements	732	(1,390)	(12)	(329)	(15)	7	705	(1,712)
Total Amounts Recognized	(75)	(354)	(221)	(286)	(8)	7	(304)	(633)

Financial Statements 2014	F-63

a) Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 29c.

Employees hired up to July 31, 2002, whom came from Itaú, and up to February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

ENTITY	BENEFIT PLAN
Supplementary retirement plan – PAC (1)
Franprev benefit plan – PBF (1)
002 benefit plan – PB002 (1)
Itaulam basic plan – PBI (1)
Itaulam Supplementary Plan – PSI (2)
Fundação Itaubanco – Previdência Complementar	Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
REDECARD Basic Retirement Plan (1)
Múltipla – Multiempresas de Previdência Complementar	REDECARD Supplementary Retirement Plan (2)
REDECARD Supplementary Plan (3)
UBB-PREV – Previdência Complementar	UBB PREV Defined Benefit Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

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

c) Defined benefit plans

I – Main assumptions used in actuarial valuation of retirement plans

	12/31/2014	12/31/2013	12/31/2012
Discount rate (1)	10.24% a.a.	9.72% a.a.	8.16% a.a.
Mortality table (2)	AT-2000	AT-2000	AT-2002
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% a.a.	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1)	The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2013 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.
(2)	The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10.0% increase in the prob-abilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3)	The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4)	Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II – Risk Exposure – Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

Financial Statements 2014	F-64

-	Volatility of Assets – The actuarial liability is calculated by adopting a discount rate defined on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

-	Changes in Investment Income – A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

-	Inflation Risk – Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

-	Life Expectancy – Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III – Management of defined benefit plan assets

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

The allocation of plan assets and the allocation target by type of asset are as follows:

	FAIR VALUE			% ALLOCATION
TYPES	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012	2015 TARGET
Fixed income securities	12,250	11,251	13,736	91.16%	89.92%	91.14%	53% to 100%
Variable income securities	641	709	763	4.77%	5.67%	5.06%	0% to 20%
Structured investments	22	18	16	0.17%	0.14%	0.11%	0% to 10%
Real estate	488	508	532	3.63%	4.06%	3.53%	0% to 7%
Loans to participants	37	26	25	0.27%	0.21%	0.17%	0% to 5%
Total	13,438	12,512	15,072	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 554 (R$ 596 at 12/31/2013 and R$ 589 at 12/31/2012), and real estate rented to Group companies, with a fair value of R$ 455 (R$ 474 at 12/31/2013 and R$ 498 at 12/31/2012).

Fair Value

The fair value of the plan assets is adjusted up to the report date, as follows

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

IV – Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2014	12/31/2013	12/31/2012
1- Net assets of the plans	13,438	12,512	15,072
2- Actuarial liabilities	(11,695)	(11,577)	(12,906)
3- Surplus (1-2)	1,743	935	2,166
4- Asset ceiling(*)	(1,847)	(1,293)	(2,137)
5- Net amount recognized in the balance sheet (3-4)	(104)	(358)	29
Amount recognized in assets (Note 20a)	242	222	487
Amount recognized in liabilities (Note 20b)	(346)	(580)	(458)
(*)	Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Financial Statements 2014	F-65

V – Change in the net amount recognized in the balance sheet:

	12/31/2014
	PLAN	DEFINED BENEFIT			RECOGNIZED
	NET ASSETS	OBLIGATION	SURPLUS	ASSET CEILING	AMOUNT
Value beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(74)	(74)	-	(74)
Net interest(1)	1,178	(1,087)	91	(123)	(32)
Benefits paid	(780)	780	-	-	-
Contributions of sponsors	81	-	81	-	81
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(453)	(453)
Remeasurements(2) (3)	432	263	695	22	717
Value end of the period	13,438	(11,695)	1,743	(1,847)	(104)

	12/31/2013
	PLAN	DEFINED BENEFIT			RECOGNIZED
	NET ASSETS	OBLIGATION	SURPLUS	ASSET CEILING	AMOUNT
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(103)	(103)	-	(103)
Net interest(1)	1,202	(1,025)	177	(175)	2
Benefits paid	(739)	739	-	-	-
Contributions of sponsors	68	-	68	-	68
Contributions of participants	16	-	16	-	16
Effects on asset ceiling	-	-	-	1,036	1,036
Remeasurements(2) (3)	(3,107)	1,718	(1,389)	(17)	(1,406)
Value end of the period	12,512	(11,577)	935	(1,293)	(358)

	12/31/2012
	PLAN	DEFINED BENEFIT			RECOGNIZED
	NET ASSETS	OBLIGATION	SURPLUS	ASSET CEILING	AMOUNT
Value beginning of the period	11,773	(10,413)	1,360	(1,263)	97
Cost of current service	-	(85)	(85)	-	(85)
Net interest (1)	1,118	(985)	133	(122)	11
Benefits paid	(671)	671	-	-	-
Contributions of sponsors	57	-	57	-	57
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(874)	(874)
Remeasurements (2) (3)	2,780	(2,094)	686	122	808
Value end of the period	15,072	(12,906)	2,166	(2,137)	29

(1)	Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.72% p.a. (At 01/01/2013 used by the discount rate of 8.16% p.a.).
(2)	Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.
(3)	The actual return on assets amounted to R$ 1,611 (R$ (1,905) at 12/31/2013 and R$ 3,898 at 12/31/2012).

During the period, the contributions made totaled R$ 81 (R$ 68 from 01/01 to 12/31/2013 and R$ 57 from 01/01 to 12/31/2012). The contribution rate increases based on the beneficiary’s salary.

In 2014, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 58.

The estimate for payment of benefits for the next 10 years is as follows:

PERIOD	PAYMENT ESTIMATE
2015	845
2016	867
2017	889
2018	915
2019	942
2020 to 2024	4,812

VI – Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			EFFECT WHICH WOULD
			BE RECOGNIZED IN
CHANGE IN ASSUMPTION	EFFECT ON ACTUARIAL		STOCKHOLDERS’
	LIABILITY		EQUITY(*)
		PERCENTAGE
		OF ACTUARIAL
	VALUE	LIABILITIES	VALUE
- Decrease by 0.5%	668	5.73%	(315)
- Increase by 0.5%	(578)	(5.22)%	331

(*) Net of effects of asset ceiling.

Financial Statements 2014	F-66

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

I – Change in the net amount recognized in the Balance sheet:

	12/31/2014			12/31/2013			12/31/2012
	PENSION	ASSET	RECOGNIZED	PENSION	ASSET	RECOGNIZED	PENSION	ASSET	RECOGNIZED
	PLAN FUND	CEILING	AMOUNT	PLAN FUND	CEILING	AMOUNT	PLAN FUND	CEILING	AMOUNT
Amount – beginning of the period	2,361	(275)	2,086	2,646	(318)	2,328	1,756	(313)	1,443
Net interest	223	(27)	196	206	(26)	180	167	(30)	137
Contribution	(133)	-	(133)	(136)	-	(136)	(146)	-	(146)
Effects on asset ceiling	-	77	77	-	43	43	-	(5)	(5)
Remeasurements	(13)	1	(12)	(355)	26	(329)	869	30	899
Amount – end of the period (Note 20a)	2,438	(224)	2,214	2,361	(275)	2,086	2,646	(318)	2,328

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 190 (R$ 183 from 01/01 at 12/31/2013 and R$ 196 from 01/01 to 12/31/2012), of which R$ 133 (R$ 136 from 01/01 at 12/31/2013 and R$ 146 from 01/01 to 12/31/2012) were pension funds.

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

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I – Change in the net amount recognized in the balance sheet:

	12/31/2014	12/31/2013	12/31/2012
At the beginning of the period	(146)	(148)	(120)
Interest cost	(14)	(12)	(11)
Benefits paid	9	7	6
Remeasurements	(19)	7	(23)
At the end of the period (Note 20b)	(170)	(146)	(148)

The estimate for payment of benefits for the next 10 years is as follows:

PERIOD	PAYMENT ESTIMATE
2015	9
2016	10
2017	11
2018	11
2019	12
2020 to 2024	73

II – Assumptions and sensitivity – medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 9.72% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

		1.0%	1.0%
	RECOGNITION	INCREASE	DECREASE
Service cost and interest cost	Income	2	(2)
Present value of obligation	Other comprehensive income	21	(18)

Note 30 – Insurance contracts

a) Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b) Main products

I. Insurance

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

Financial Statements 2014	F-67

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance, that includes coverage for death and personal accidents.

	LOSS RATIO%		SALES RATIO%
	01/01 TO	01/01 TO	01/01 TO	01/01 TO
MAIN INSURANCE LINES	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	87.1	87.5	1.4	1.4
Petroleum risks	77.2	12.2	11.8	16.6
Specified and all risks	57.8	41.3	4.1	2.5
Group life	52.9	49.5	13.9	11.6
Commercial multiple peril	46.2	54.8	17.5	14.6
Individual accident	17.8	19.3	10.6	10.2
Extended warranty – assets	16.8	17.1	64.0	63.9
Credit life	14.8	16.7	21.1	20.6
Serious or terminal diseases	13.6	10.2	10.7	10.5
Group accident insurance	7.0	7.1	39.0	35.8
Multiple risks	5.2	4.0	57.3	56.6

II. Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL – Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12.0% of the annual taxable gross income.

•	VGBL – Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB – Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	PREMIUMS AND CONTRIBUTIONS DIRECT ISSUED			REINSURANCE			RETAINED PREMIUMS AND CONTRIBUTIONS
	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012
VGBL	13,532	13,675	15,890	-	-	-	13,532	13,675	15,890
PGBL	1,665	1,532	1,554	-	-	-	1,665	1,532	1,554
Group life	1,414	1,392	1,299	(28)	(25)	(41)	1,386	1,367	1,258
Warranty extension - assets	1,202	1,293	1,368	-	-	-	1,202	1,293	1,368
Credit life	802	726	460	-	-	(2)	802	726	458
Group accident insurance	796	698	642	(2)	(2)	-	794	696	642
Specified and all risks	501	606	479	(393)	(487)	(361)	108	119	118
Petroleum risks	284	471	282	(252)	(408)	(237)	32	63	45
Mandatory insurance for personal injury caused	243	366	404	-	-	-	243	366	404
by motor vehicles (DPVAT)
Multiple risks	223	231	221	(53)	(69)	(54)	170	162	167
Individual accident	186	155	104	(2)	(3)	(2)	184	152	102
Traditional	174	180	278	-	-	-	174	180	278
Serious or terminal diseases	159	139	130	(1)	(1)	-	158	138	130
Commercial multiple peril	139	199	204	(25)	(45)	(49)	114	154	155
Other lines	1,477	1,664	1,433	(275)	(483)	(420)	1,202	1,181	1,013
Total	22,797	23,327	24,748	(1,031)	(1,523)	(1,166)	21,766	21,804	23,582

Financial Statements 2014	F-68

c) Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I. Insurance and private pension:

•	Provision for unearned premiums – it is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, under the pro rata-die criterion. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of amounts payable related to lump-sum payments and income overdue of claims reported up to the calculation base date, but not paid yet. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported – IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted – it is recognized for the coverage of commitments assumed with participants or insured, based on the assumptions established in the agreement, while the triggering event of the benefit and/or indemnity does not occur. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the product.

•	Mathematical provisions for granted benefits – it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, based on the assumptions established in the agreement. The provision is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of claims, benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses – It is recognized for the coverage of expected amounts related to expenses with claims, benefits and indemnities, due to events incurred and to be incurred.

II. Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

II.I – Change in technical provisions

	12/31/2014				12/31/2013
	PROPERTY,		LIFE WITH		PROPERTY,		LIFE WITH
	INDIVIDUALS AND	PRIVATE	SURVIVOR		INDIVIDUALS AND	PRIVATE	SURVIVOR
	LIFE INSURANCE	PENSION	BENEFITS	TOTAL	LIFE INSURANCE	PENSION	BENEFITS	TOTAL
Opening balance	10,275	25,252	63,496	99,023	9,120	23,729	57,469	90,318
(+) Additions arising from premiums / contribution	7,267	2,034	13,541	22,842	7,810	1,849	13,585	23,244
(-) Deferral of risk	(7,154)	(192)	-	(7,346)	(7,226)	(147)	-	(7,373)
(-) Payment of claims / benefits	(2,395)	(204)	(10)	(2,609)	(2,341)	(141)	(13)	(2,495)
(+) Reported claims	2,219	-	-	2,219	2,523	-	-	2,523
(-) Redemptions	(1)	(1,249)	(7,929)	(9,179)	(2)	(1,129)	(9,479)	(10,610)
(+/-) Net portability	-	266	347	613	-	(20)	(152)	(172)
(+) Adjustment of reserves and financial surplus	7	2,249	6,319	8,575	3	1,103	2,103	3,209
(+/-) Business development (Notes 3e and i)	(4,402)	-	-	(4,402)	-	-	-	-
(+/-) Other (recognition/reversal)	56	72	(86)	42	388	8	(17)	379
Reserves for insurance and private pension	5,872	28,228	75,678	109,778	10,275	25,252	63,496	99,023

II.II – Technical provisions balances

	INSURANCE		PRIVATE PENSION		TOTAL
	2/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Unearned premiums	4,015	5,274	12	10	4,027	5,284
Mathematical reserve for benefits to be granted and benefits granted	13	19	102,311	87,239	102,324	87,258
Redemptions and Other Unsettled Amounts	21	20	168	139	189	159
Financial surplus	1	1	519	490	520	491
Unsettled claims (1)	760	3,631	15	19	775	3,650
IBNR	635	799	19	12	654	811
Administrative and Related Expenses	42	188	70	46	112	234
Other	385	343	792	793	1,177	1,136
Total (2)	5,872	10,275	103,906	88,748	109,778	99,023

(1)	The provision for unsettled claims and IBNR is detailed in Note 30e.
(2)	This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

Financial Statements 2014	F-69

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

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2014	2,205
Increase	1,747
Amortization	(2,263)
Corporate reorganizations	31
Sale of Major Risk Portfolio	(73)
Balance at 12/31/2014	1,647
Balance to be amortized in up to 12 months	972
Balance to be amortized after 12 months	675

Balance at 01/01/2013	2,231
Increase	15
Amortization	(37)
Impairment	(4)
Balance at 12/31/2013	2,205
Balance to be amortized in up to 12 months	983
Balance to be amortized after 12 months	1,222

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

I – Gross of reinsurance

Reserve for unsettled claims(*)	775
(-) DPVAT operations	148
(-) IBNER (claims incurred but not sufficiently reported)	126
(-) Retrocession and other estimates	3
Liability claims presented in the development table (Ia + Ib)	498

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2014.

Ia – Administratives claims – gross of reinsurance

OCCURRENCE DATE	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	TOTAL
At the end of reporting period	965	931	1,065	1,144	1,187
After 1 year	931	937	1,058	1,221	-
After 2 years	934	938	1,063	-	-
After 3 years	937	940	-	-	-
After 4 years	938	-	-	-	-
Current estimate	938	940	1,063	1,221	1,187
Accumulated payments through base date	934	931	1,057	1,210	973	5,105
Liabilities recognized in the balance sheet	4	9	6	11	214	244
Liabilities in relation to prior years						16
Total administratives claims included in balance sheet						260

Ib – Judicial claims – gross of reinsurance

OCCURRENCE DATE	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	TOTAL
At the end of reporting period	19	26	47	23	22
After 1 year	33	52	54	47	-
After 2 years	45	59	63	-	-
After 3 years	50	66	-	-	-
After 4 years	54	-	-	-	-
Current estimate	54	66	63	47	22
Accumulated payments through base date	33	36	43	31	10	153
Liabilities recognized in the balance sheet	21	30	20	16	12	99
Liabilities in relation to prior years						139
Total judicial claims included in balance sheet						238

Financial Statements 2014	F-70

II – Net of reinsurance

Reserve for unsettled claims (1)	775
(-) DPVAT operations	148
(-) IBNER	126
(-) Reinsurance (2)	27
(-) Retrocession and other estimates	3
Liability claims presented in the development table (IIa + IIb)	471

(1)	Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2014.

(2)	Reinsurance operations stated in Note 30l III of 12/31/2014.

IIa – Administratives claims – net of reinsurance

OCCURRENCE DATE	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	TOTAL
At the end of reporting period	949	917	1,022	1,112	1,165
After 1 year	915	917	1,012	1,188	-
After 2 years	922	918	1,017	-	-
After 3 years	925	920	-	-	-
After 4 years	925	-	-	-	-
Current estimate	925	920	1,017	1,188	1,165
Accumulated payments through base date	921	914	1,011	1,177	956	4,979
Liabilities recognized in the balance sheet	4	6	6	11	209	236
Liabilities in relation to prior years						9
Total administratives claims included in balance sheet						245

IIb – Judicial claims – net of reinsurance

OCCURRENCE DATE	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	TOTAL
At the end of reporting period	19	26	46	23	22
After 1 year	32	51	53	47	-
After 2 years	45	58	62	-	-
After 3 years	50	65	-	-	-
After 4 years	53	-	-	-	-
Current estimate	53	65	62	47	22
Accumulated payments through base date	32	36	43	31	10	152
Liabilities recognized in the balance sheet	21	29	19	16	12	97
Liabilities in relation to prior years						129
Total judicial claims included in balance sheet						226

In the breakdown of the table on change of claims, historic claims were excluded from major risk insurance operations, as informed in Note 3i.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

f) Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency in this period.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates biometric tables broken down by gender are used, adjusted according to life expectancy development (improvement), and the Álvaro Vindas table is adopted to estimate benefit requests for disability.

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

Financial Statements 2014	F-71

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

g) Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

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

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	IMPACT IN RESULTS AND STOCKHOLDERS’ EQUITY (1)			IMPACT IN RESULTS AND STOCKHOLDERS’ EQUITY (1)
	12/31/2014			12/31/2013
	SUPPLEMENTARY			SUPPLEMENTARY
	RETIREMENT PLANS	INSURANCE		RETIREMENT PLANS	INSURANCE
	AND LIFE WITH	GROSS OF	NET OF	AND LIFE WITH	GROSS OF	NET OF
SENSITIVITY ANALYSIS	LIVING BENEFITS	REINSURANCE	REINSURANCE	LIVING BENEFITS	REINSURANCE	REINSURANCE
5.0% increase in mortality rates	3	(5)	(5)	2	(5)	(5)
5.0% decrease in mortality rates	(3)	5	5	(2)	5	5
0.1% increase in risk-free interest rates	30	7	7	27	10	7
0.1% decrease in risk-free interest rates	(31)	(7)	(7)	(27)	(10)	(7)
5.0% increase in conversion in income rates	(11)	-	-	(9)	-	-
5.0% decrease in conversion in income rates	11	-	-	9	-	-
5.0% increase in claims	-	(62)	(59)	-	(180)	(88)
5.0% decrease in claims	-	62	59	-	180	89

(1) Amounts net of tax effects.

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

Financial Statements 2014	F-72

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

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/01 TO 12/31/2014			01/01 TO 12/31/2013			01/01 TO 12/31/2012
	INSURANCE	RETAINED	RETENTION	INSURANCE	RETAINED	RETENTION	INSURANCE	RETAINED	RETENTION
	PREMIUMS	PREMIUM	(%)	PREMIUMS	PREMIUM	(%)	PREMIUMS	PREMIUM	(%)
Property and casualty
Extended warranty	1,202	1,202	100.00	1,293	1,293	100.00	1,368	1,368	100.00
Credit life	802	802	100.00	726	726	100.00	460	458	99.60
Mandatory personal injury caused by motor vehicle (DPVAT)	243	243	100.00	366	366	100.00	404	404	100.00
Individuals
Group life	1,414	1,386	98.20	1,392	1,367	98.20	1,299	1,258	96.80
Group accident insurance	796	794	99.80	698	696	99.70	642	642	100.00
Individual accident	186	184	98.90	155	152	98.10	104	102	98.10
Large risks
Specified and operational risks	501	108	21.60	606	119	19.60	479	118	24.60
Petroleum risks	284	32	11.30	471	63	13.40	282	45	16.00
Engineering	46	8	17.40	120	16	13.30	104	16	15.40

i) Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves,
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and pension plan beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

j) Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, the ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The process of managing insurance, pension plan and capitalization risks is based on responsibilities established and distributed between control and business areas, ensuring independence between them.

Also, as part of the risk management process, there is a structure of panels where, decisions may be escalated to superior committees, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

Management works together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is prepared based on actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the outweighing of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets is periodically rebalanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

k) Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01– Delta Variation Risk) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV 01 –Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual

Financial Statements 2014	F-73

basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	(R$ million)
	12/31/2014		12/31/2013
	ACCOUNT		ACCOUNT
CLASS	BALANCE	DV01	BALANCE	DV01

Government securities
NTN-C	4,299	(3.39)	4,114	(3.47)
NTN-B	1,950	(2.17)	1,719	(1.92)
NTN-F	-	-	7	-
LTN	0	(0.00)	-	-
Private securities
Indexed to IGPM	-	-	14	(0.00)
Indexed to IPCA	337	(0.22)	309	(0.22)
Indexed to PRE	64	(0.01)	14	(0.00)
Shares	2	0.02	39	0.39
Floating assets	8,177	-	7,301	-
Under agreements to resell	7,746	-	7,567	-

Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

LIABILITIES	ASSETS	12/31/2014			12/31/2013
Insurance operations	Backing asset	Liabilities amounts(1)	Liabilities DU(2)	Assets DU(2)	Liabilities amounts(1)	Liabilities DU(2)	Assets DU(2)
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	4,014	15.77	12.05	5,272	17.96	2.40
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,435	15.76	14.90	4,616	17.15	7.18
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	388	108.69	21.80	345	118.25	24.97
Subtotal	Subtotal	5,837			10,233
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	70	91.97	94.12	46	95.58	173.97
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	14	-	12.18	11	-	1.93
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	17	-	12.16	21	-	1.93
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	20	12.07	12.18	13	9.83	1.92
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	188	-	12.16	158	-	1.94
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,254	92.02	94.41	1,152	95.66	174.76
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures(3)	97,141	169.57	14.79	82,279	133.15	10.94
Mathematical reserve for benefits to be granted – traditional	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,926	187.72	86.61	3,825	175.92	83.53
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	791	187.69	86.59	793	175.57	83.28
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	520	187.40	86.40	492	175.63	83.33
Subtotal	Subtotal	103,941			88,790
Total technical reserves	Total backing assets	109,778			99,023

(1)	Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.
(2)	DU – Duration in months
(3)	Excluding PGBL / VGBL reserves allocated in variable income.

Credit Risk

I – Reinsurers – Breakdown

The division of risks assigned to reinsurance companies and their rating according the Standard & Poor’s is presented below:

-	Insurance Operations: reinsurance premium operations are basically represented by: IRB Brasil Resseguros with 38.57% (38.55% at 12/31/2013), Lloyd's (A+) with 17.48% (16.92% at 12/31/2013), Munich Re do Brasil with 5.34% (6.15% at

12/31/2013), Mapfre Re, Cia de Resseguros, S.A. (A) with 4.21%

Financial Statements 2014	F-74

(2.50% at 12/31/2013) and American Home Assurance Company (A) with 4,01% (8.64% at 12/31/2013).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by General Reinsurance AG with 50.00% (48.84% at 12/31/2013) and Munich Re do Brasil with 50.00% (51.16% at 12/31/2013). For insurance operations, transfers of reinsurance premiums are deployed between Munich Re do Brasil with 55.46% (49.60% at 12/31/2013) and IRB Brasil Resseguros with 44.54% (49.40% at 12/31/2013).

II – Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2014
	INTERBANK DEPOSITS	HELD-FOR-	FINANCIAL ASSETS		AVAILABLE-	HELD-TO-
	AND SECURITIES	TRADING	DESIGNATED AT FAIR		FOR-SALE	MATURITY
	PURCHASED UNDER	FINANCIAL	VALUE THROUGH	DERIVATIVES	FINANCIAL	FINANCIAL
INTERNAL RATING(*)	AGREEMENTS TO RESELL	ASSETS	PROFIT OR LOSS	ASSETS	ASSETS	ASSETS	TOTAL
Lower risk	9,721	66,781	-	105	2,389	3,958	82,954
Satisfactory	-	3	-	-	-	-	3
Higher Risk	-	3	-	-	-	-	3
Total	9,721	66,787	-	105	2,389	3,958	82,960
%	11.72	80.51	-	0.13	2.88	4.77	100.00

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2013
	INTERBANK DEPOSITS	HELD-FOR-	FINANCIAL ASSETS		AVAILABLE-	HELD-TO-
	AND SECURITIES	TRADING	DESIGNATED AT FAIR		FOR-SALE	MATURITY
	PURCHASED UNDER	FINANCIAL	VALUE THROUGH	DERIVATIVES	FINANCIAL	FINANCIAL
INTERNAL RATING(*)	AGREEMENTS TO RESELL	ASSETS	PROFIT OR LOSS	ASSETS	ASSETS	ASSETS	TOTAL
Lower risk	11,895	49,125	-	60	1,955	3,779	66,814
Satisfactory	-	10,885	-	64	49	-	10,998
Higher Risk	-	78	-	-	-	-	78
Total	11,895	60,088	-	124	2,004	3,779	77,890
%	15.20	77.10	-	0.20	2.60	4.90	100.00

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

l) Reinsurance

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

I – Changes in balances of transactions with reinsurance companies

	CREDITS		DEBITS
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Opening balance	297	234	631	384
Issued contracts	-	-	983	1,448
Recoverable claims	(16)	86	1	-
Prepayments /payments to reinsurer	-	(30)	(1,006)	(1,184)
Monetary adjustment and interest of claims	-	-	-	(17)
Other increase / reversal	(19)	7	1	-
Closing balance	262	297	610	631

II – Balances of technical reserves with reinsurance assets

	12/31/2014	12/31/2013
Reinsurance claims	2,456	2,729
Reinsurance premiums	949	979
Reinsurance commission	(37)	(47)
Closing balance	3,368	3,661

Financial Statements 2014	F-75

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2014	12/31/2013
Opening balance	2,729	2,098
Reported claims	340	1,112
Paid claims	(737)	(503)
Other increase/reversal	30	-
Monetary adjustment and interest of claims	94	22
Closing balance(*)	2,456	2,729

(*)	Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 ell.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2014	12/31/2013
Opening balance	979	700
Receipts	889	1,353
Payments	(919)	(1,074)
Closing balance	949	979

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2014	12/31/2013
Opening balance	(47)	(45)
Receipts	44	67
Payments	(34)	(69)
Closing balance	(37)	(47)

m) Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2014		12/31/2013
	CARRYING	ESTIMATED	CARRYING	ESTIMATED
	VALUE	FAIR VALUE	VALUE	FAIR VALUE
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	80,633	80,633	93,586	93,586
Interbank deposits	23,081	23,081	25,660	25,663
Securities purchased under agreements to resell	208,918	208,918	138,455	138,455
Financial assets held for trading(*)	132,944	132,944	148,860	148,860
Financial assets designated at fair value through profit or loss(*)	733	733	371	371
Derivatives(*)	14,156	14,156	11,366	11,366
Available-for-sale financial assets(*)	78,360	78,360	96,626	96,626
Held-to-maturity financial assets	34,434	34,653	10,116	10,480
Loan operations and lease operations	430,039	432,544	389,467	390,889
Other financial assets	53,649	53,649	47,592	47,592
Financial liabilities
Deposits	294,773	294,924	274,383	274,317
Securities sold under repurchase agreements	288,683	288,683	266,682	266,682
Financial liabilities held for trading(*)	520	520	371	371
Derivatives(*)	17,350	17,350	11,405	11,405
Interbank market debt	122,586	122,016	111,376	111,059
Institutional market debt	73,242	72,391	72,055	72,496
Liabilities for capitalization plans	3,010	3,010	3,032	3,032
Other financial liabilities	71,492	71,492	61,274	61,274

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 73,759 (R$ 71,162 at 12/31/2013) with an estimated fair value of R$ 1,140 (R$ 802 at 12/31/2013).

Financial Statements 2014	F-76

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.
b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.
c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.
•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).
•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.
e)	Other financial assets/liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets/ liabilities without significant associated market, credit and liquidity risks.

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

Financial Statements 2014	F-77

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

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2014 and 12/31/2013 for financial assets held for trading and available-for-sale financial assets.

	12/31/2014				12/31/2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Financial assets held for trading	91,024	41,130	790	132,944	117,204	31,629	27	148,860
Investment funds	6	864	-	870	8	1,054	-	1,062
Brazilian government securities	84,265	2,128	-	86,393	109,037	2,098	-	111,135
Brazilian external debt bonds	1,914	-	-	1,914	1,904	-	-	1,904
Government securities – other countries	1,151	389	-	1,540	406	273	-	679
Argentina	628	-	-	628	99	-	-	99
Belgium	-	-	-	-	107	-	-	107
Chile	-	132	-	132	-	6	-	6
Colombia	-	88	-	88	-	226	-	226
United States	448	-	-	448	18	-	-	18
Mexico	3	-	-	3	182	-	-	182
Paraguay	-	128	-	128	-	-	-	-
Uruguay	-	41	-	41	-	41	-	41
Other	72	-	-	72	-	-	-	-
Corporate securities	3,688	37,749	790	42,227	5,849	28,204	27	34,080
Shares	2,351	-	-	2,351	2,896	-	-	2,896
Bank deposit certificates	12	3,269	-	3,281	-	3,006	-	3,006
Securitized real estate loans	-	-	1	1	-	12	-	12
Debentures	1,313	2,720	210	4,243	2,953	2,144	-	5,097
Eurobonds and others	10	1,049	2	1,061	-	1,278	-	1,278
Financial credit bills	-	30,711	-	30,711	-	21,566	-	21,566
Promissory notes	-	-	577	577	-	-	27	27
Other	2	-	-	2	-	198	-	198
Available-for-sale financial assets	30,787	42,169	5,404	78,360	43,413	46,724	6,489	96,626
Investment funds	3	138	-	141	-	211	-	211
Brazilian government securities	13,570	572	249	14,391	27,197	484	258	27,939
Brazilian external debt bonds	11,234	-	-	11,234	11,709	-	-	11,709

Financial Statements 2014	F-78

	12/31/2014				12/31/2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Government securities – other countries	1,153	7,453	13	8,619	1,467	7,157	34	8,658
Belgium	57	-	-	57	51	-	-	51
Chile	-	1,106	13	1,119	-	1,013	34	1,047
Korea	-	1,782	-	1,782	-	2,455	-	2,455
Denmark	-	2,699	-	2,699	-	2,631	-	2,631
Spain	-	783	-	783	-	-	-	-
United States	726	-	-	726	1,101	-	-	1,101
France	133		-	133	88	-	-	88
Netherlands	151	-	-	151	126	-	-	126
Italy	70	-	-	70	94	-	-	94
Paraguay	9	840	-	849	-	638	-	638
Uruguay	-	243	-	243	-	420	-	420
Other	7	-	-	7	7	-	-	7
Corporate securities	4,827	34,006	5,142	43,975	3,040	38,872	6,197	48,109
Shares	1,998	1	-	1,999	1,986	39	-	2,025
Rural Product Note		1,357	51	1,408	-	625	-	625
Bank deposit certificates	-	1,223	58	1,281	-	2,148	33	2,181
Securitized real estate loans	-	-	2,522	2,522	-	7,441	4,834	12,275
Debentures	2,732	16,807	706	20,245	1,042	14,465	-	15,507
Eurobonds and others	97	6,557	53	6,707	12	4,810	74	4,896
Financial credit bills	-	7,735	270	8,005	-	8,804	-	8,804
Promissory notes	-	-	1,397	1,397	-	-	1,227	1,227
Other	-	326	85	411	-	540	29	569
Financial assets designated at fair value through profit or loss	733	-	-	733	-	371	-	371
Brazilian government securities	626	-	-	626	-	371	-	371
Government securities – other countries	107	-	-	107	-	-	-	-
Financial liabilities held for trading	-	448	72	520	-	371	-	371
Structured notes		448	72	520	-	371	-	371

The following table presents the breakdown of risk levels at 12/31/2014 and 12/31/2013 for our derivative assets and liabilities.

	12/31/2014				12/31/2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Derivatives - assets	(218)	14,253	121	14,156	-	11,242	124	11,366
Swap – differential receivable	-	4,783	33	4,816	-	4,442	-	4,442
Options	-	2,856	16	2,872	-	1,704	13	1,717
Forwards (onshore)	-	2,394	-	2,394	-	3,315	-	3,315
Credit derivatives	-	122	-	122	-	686	-	686
Forwards (offshore)	-	2,106	-	2,106	-	555	-	555
Check of swap	-	93	-	93	-	88	-	88
Other derivatives	(218)	1,899	72	1,753	-	452	111	563
Derivatives - liabilities	(310)	(16,996)	(44)	(17,350)	(33)	(11,367)	(5)	(11,405)
Futures	(354)	-	-	(354)	(33)	-	-	(33)
Swap – differential payable	-	(9,496)	(38)	(9,534)	-	(6,111)	-	(6,111)
Options	-	(3,051)	(6)	(3,057)	-	(1,916)	(5)	(1,921)
Forwards (onshore)	-	(682)	-	(682)	-	(1,862)	-	(1,862)
Credit derivatives	-	(179)	-	(179)	-	(391)	-	(391)
Forwards (offshore)	-	(1,693)	-	(1,693)	-	(560)	-	(560)
Swap with USD check	-	(229)	-	(229)	-	(145)	-	(145)
Other derivatives	44	(1,666)	-	(1,622)	-	(382)	-	(382)

There were no significant transfers between Level 1 and Level 2 during the periods ended 12/31/2014 and 12/31/2013.

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

Of the total of R$ 89,919 million in financial instruments classified as Level 2, at December 31, 2014, pricing service or brokers were

Financial Statements 2014	F-79

used to evaluate securities at the fair value of R$ 22,228 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.
•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

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

	FAIR VALUE AT 12/31/2013	TOTAL GAINS OR LOSSES (REALIZED/ UNREALIZED)	PURCHASES	SETTLEMENTS	TRANSFERS IN AND/OR OUT OF LEVEL 3	FAIR VALUE AT 12/31/2014	TOTAL GAINS (LOSSES) RELATED TO ASSETS AND LIABILITIES STILL HELD AT REPORTING DATE
Financial assets held for trading	27	695	230	(372)	-	790	-
Corporate securities – promissory notes	27	695	230	(372)	-	790	-
Securitized real estate loans	-	10	-	(9)	-	1	-
Debentures	-	29	705	(524)		210	-
Promissory notes	27	562	230	(242)	-	577	-
Eurobonds and others	-	123		(121)	-	2	-
Available-for-sale financial assets	6,489	1,581	6,303	(9,020)	-	5,404	(5)
Brazilian government securities	258	(272)	267	(4)	-	249	-
Government securities – abroad – Chile	34	(17)	40	(44)	-	13	-
Corporate securities	6,197	1,870	5,996	(8,972)	-	5,142	(5)
Rural Product Note	-	-	51	-		51
Bank deposit certificates	33	12	97	(84)	-	58	-
Securitized real estate loans	4,834	1,538	14	(3,864)	-	2,522	(8)
Debentures	-	313	706	(313)	-	706
Eurobonds and others	74	23	-	(44)	-	53	3
Financial credit bills	-	4	266	-		270
Promissory notes	1,227	(22)	4,858	(4,666)	-	1,397	-
Other	29	2	55	(1)	-	85	-

	FAIR VALUE AT 12/31/2013	TOTAL GAINS OR LOSSES (REALIZED/ UNREALIZED)	PURCHASES	SETTLEMENTS	TRANSFERS IN AND/OR OUT OF LEVEL 3	FAIR VALUE AT 12/31/2014	TOTAL GAINS (LOSSES) RELATED TO ASSETS AND LIABILITIES STILL HELD AT REPORTING DATE
Derivatives – assets	124	73	92	(172)	4	121	-
Swap – differential receivable	-	37	2	(10)	4	33	-
Options	13	24	18	(39)		16	-
Other derivatives	111	12	72	(123)	-	72	-
Derivatives – liabilities	(5)	2	(10)	(18)	(13)	(44)	-
Swap – differential payable	-	(23)	1	(3)	(13)	(38)	-
Options	(5)	25	(11)	(15)	-	(6)	-

Financial Statements 2014	F-80

	FAIR VALUE AT 12/31/2012	TOTAL GAINS OR LOSSES (REALIZED/ UNREALIZED)	PURCHASES	SETTLEMENTS	TRANSFERS IN AND/OR OUT OF LEVEL 3	FAIR VALUE AT 12/31/2013	TOTAL GAINS (LOSSES) RELATED TO ASSETS AND LIABILITIES STILL HELD AT REPORTING DATE
Financial assets held for trading	20	-	57	(50)	-	27	-
Corporate securities – Promissory notes	20	-	57	(50)	-	27	-
Available-for-sale financial assets	2,489	(867)	8,082	(3,215)	-	6,489	(140)
Brazilian government securities	306	(140)	92	-	-	258	(10)
Government securities – abroad – Chile	-	(5)	80	(41)	-	34	-
Corporate securities	2,183	(722)	7,910	(3,174)	-	6,197	(130)
Bank deposit certificates	-	-	55	(22)	-	33	-
Securitized real estate loans	1,368	(767)	4,714	(481)	-	4,834	(123)
Eurobonds and others	5	32	83	(46)	-	74	2
Promissory notes	777	17	3,058	(2,625)	-	1,227	(4)
Other	33	(4)	-	-	-	29	(5)

	FAIR VALUE AT 12/31/2012	TOTAL GAINS OR LOSSES (REALIZED/ UNREALIZED)	PURCHASES	SETTLEMENTS	TRANSFERS IN AND/OR OUT OF LEVEL 3	FAIR VALUE AT 12/31/2013	TOTAL GAINS (LOSSES) RELATED TO ASSETS AND LIABILITIES STILL HELD AT REPORTING DATE
Derivatives – Assets	313	38	55	(256)	(26)	124	-
Swaps – differential receivable	25	-	4	(3)	(26)	-	-
Options	147	4	44	(182)	-	13	1
Forwards (onshore)	2	-	-	(2)	-	-	-
Other derivatives	139	34	7	(69)	-	111	(1)
Derivatives – Liabilities	(169)	1	(14)	162	15	(5)	2
Swaps – differential receivable	(15)	-	-	-	15	-	-
Options	(149)	1	(13)	156	-	(5)	2
Forwards (onshore)	(2)	-	-	2	-	-	-
Forwards (offshore)	(3)	-	(1)	4	-	-	-

Available-for-sale financial assets: in 2014 ITAÚ UNIBANCO HOLDING transferred R$ 1,123 securitized real estate loans of Level 3, based on reclassification to category Held-to maturity financial assets.

Derivatives: in 2014 ITAÚ UNIBANCO HOLDING transferred R$ (9) in swaps out of Level 3 to Level 2, due to the availability of inputs verified for these derivatives.

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

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets:

SENSITIVITY – LEVEL 3 OPERATIONS		12/31/2014
		IMPACT
			STOCKHOLDERS’
RISK FACTOR GROUPS	SCENARIOS	RESULT	EQUITY
Interest rates	I	(0.0)	(3.5)
	II	(0.4)	(86.9)
	III	(0.9)	(170.9)

Currency, commodities, and ratios	I	-	-
	II	-	-

Nonlinear	I	(9.6)	-
	II	(15.6)	-

Financial Statements 2014	F-81

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

Note 32 – Provisions, contingencies and other commitments

PROVISION	12/31/2014	12/31/2013
Civil	4,643	4,473
Labor	5,598	5,192
Tax and social security	6,627	8,974
Other	159	223
Total	17,027	18,862
Current	3,268	4,295
Non-current	13,759	14,567

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

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

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

No amount is recorded as provision in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 1,800 (R$ 2,095 at 12/31/2013), these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

- Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees and is reassessed taking into account court rulings. These are adjusted for the amounts deposited as guarantee for their execution when realized.

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

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 416.

- Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

Financial Statements 2014	F-82

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 TO 12/31/2014
	CIVIL	LABOR	OTHER	TOTAL
Opening balance	4,473	5,192	223	9,888
Effect of change in consolidation criteria (Note 2.4a I)				-
Balance arising from the aquisition of companies (Note 2c)				-
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	184	320	-	504
Changes in the period reflected in results (Note 26)	1,524	1,123	(64)	2,583
Increase(*)	2,100	1,459	23	3,582
Reversal	(576)	(336)	(87)	(999)
Payment	(1,536)	(1,255)	-	(2,791)
Subtotal	4,511	4,569	159	9,239
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	132	1,029	-	1,161
Closing balance	4,643	5,598	159	10,400
Escrow deposits at 12/31/2014 (Note 20a)	2,073	2,567	-	4,640

(*) Civil provisions include the provision for economic plans amounting to R$ 210.

	01/01 TO 12/31/2013
	CIVIL	LABOR	OTHER	TOTAL
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
Balance arising from the aquisition of companies (Note 2c)	192	99	-	291
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,819	4,017	192	8,028
Interest (Note 26)	163	236	-	399
Changes in the period reflected in results (Note 26)	2,111	1,398	31	3,540
Increase(*)	2,778	1,591	34	4,403
Reversal	(667)	(193)	(3)	(863)
Payment	(1,754)	(1,270)	-	(3,024)
Subtotal	4,339	4,381	223	8,943
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	134	811	-	945
Closing balance	4,473	5,192	223	9,888
Escrow deposits at 12/31/2013 (Note 20a)	2,169	2,451	-	4,620

(*) Civil provisions include the provision for economic plans amounting to R$ 247.

	01/01 TO 12/31/2012
	CIVIL	LABOR	OTHER	TOTAL
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 26)	146	126	-	272
Changes in the period reflected in results (Note 26)	2,183	1,610	27	3,820
Increase(*)	3,161	1,672	34	4,867
Reversal	(978)	(62)	(7)	(1,047)
Payment	(1,744)	(916)	-	(2,660)
Subtotal	3,614	3,904	192	7,710
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	118	948	-	1,066
Closing balance	3,732	4,852	192	8,776
Escrow deposits at 12/31/2012	2,048	2,471	-	4,519

(*) Civil provisions include the provision for economic plans amounting to R$ 526.

Financial Statements 2014	F-83

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

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

PROVISION	01/01 TO 12/31/2014	01/01 TO 12/31/2013	01/01 TO 12/31/2012
Opening balance	8,974	10,433	8,645
Effect of change in consolidation criteria (Note 2.4a I)	-	32	-
(-) Contingencies guaranteed by indemnity clause	(57)	(61)	(58)
Subtotal	8,917	10,404	8,587
Interest(1)	515	402	906
Changes in the period reflected in results	797	993	973
Increase(1)	1,156	1,231	1,215
Reversal(1)	(359)	(238)	(242)
Payment	(3,663)	(2,882)	(94)
Subtotal	6,566	8,917	10,372
(+) Contingencies guaranteed by indemnity clause	61	57	61
Closing balance(2)	6,627	8,974	10,433

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) Includes amounts arising from investments in joint ventures of R$ 24.

ESCROW DEPOSITS	01/01 TO 12/31/2014	01/01 TO 12/31/2013
Opening balance	5,658	4,557
Effect of change in consolidation criteria (Note 2.4a I)	-	167
Appropriation of interest	377	265
Changes in the period	(1,299)	668
Deposits made	193	1,406
Withdrawals	(5)	(21)
Deposits released	(1,487)	(717)
Closing balance (Note 20a)	4,736	5,657
Reclassification of assets pledged as collateral for contingencies (Note 32d)	-	1
Closing balance after reclassification	4,736	5,658

The main discussions related to “Provisions” for tax are described as follows:

•	CSLL – Isonomy – R$ 1,001: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9.00%. The corresponding escrow deposit balance totals R$ 984;
•	PIS and COFINS – Calculation basis – R$ 572: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 488;
•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 527: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 491.

Off-balance sheet contingencies – in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 14,172. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 4,278: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.
•	IRPJ and CSLL – Goodwill – Deductibility – R$ 1,924: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability, and R$ 558 of this amount is guaranteed in company purchase agreements.
•	IRPJ and CSLL – Interest on capital - R$ 1,202: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.
•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,174: cases in which the liquidity and the offset of credits are discussed.
•	ISS – Banking Institutions – R$ 872: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and/or arise from activities not listed in a Supplementary Law.

c) Receivables – Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 676 (R$ 733 at 12/31/2013) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d) Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2014	12/31/2013
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	821	1,296
Escrow deposits (Note 20a)	4,230	3,712

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

Financial Statements 2014	F-84

e)	Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865/13, as amended by Provisional Measure No. 627/13.

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

•	REFIS – Profits Abroad (Article 40 of Law No 12,865/13

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

f) Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash Settlement or Installment Payment of Federal Taxes, basically at the federal level, enacted by Law No. 12,995, of June 18, 2014 and Law No. 12,996/14. The program includes debits managed by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury, and was defined in accordance with the main provisions below:

•	Refis – Profits Earned Abroad – Law No. 12.995/14 Article 22 – It amends paragraph 7 of Article 40 of Law No. 12,865/13, to include the provision that credits arising from tax loss and social contribution tax loss carryforwards on net income of affiliated companies domiciled in Brazil may also be used.

•	Refis 2013-2014 – Also known as Being Related to the Economic Crisis and Extraordinary Installment Payment – Law No. 12,996/14 Article 2 – Among other rules, it extends, to the last day of August 2014, the option to adhere to the so-called “Refis Related to the Economic Crisis” and to the Extraordinary Installment Payment (Article 2), provided in Law No. 11,941/09 (Article 1, paragraph 12, and Article 7) and Law No. 12,249/10 (Article 65, paragraph 18), respectively. Debits due until December 31, 2013 may be paid at once or in installments under these programs.

The net effect in income amounted to R$ 27, recorded under tax expenses, other income and income tax and social contribution.

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

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8.0%. The regulatory capital is basically composed of two tiers:

•	Tier I: sum of Principal Capital, determined in general by capital, certain reserves and retained earnings, less deductions and prudential adjustments, and Supplementary Capital.
•	Tier II: includes eligible instruments, primarily subordinated debt, subject to prudential limitations.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11.0%; with timeline to achieve 8.0% in 2019; (ii) certain risk-weighted factors attributed to certain assets and other exposures. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, on a financial institution consolidation basis.

	12/31/2014	12/31/2013
	FINANCIAL	FINANCIAL
	INSTITUTIONS	INSTITUTIONS
	(PARTIAL	(PARTIAL
	CONSOLIDATION)	CONSOLIDATION)
Regulatory Capital
Tier I	96,232	87,409
Common Equity Tier I	96,212	87,409
Additional Tier I Capital	20	-
Tier II	33,559	37,735
Total	129,790	125,144
Requirement for coverage of risk-weighted assets:
Credit	706,081	694,039
Market	25,176	24,555
Operational	36,817	36,847
Risk-weighted assets	768,075	755,441
Minimum Required Regulatory Capital	84,488	83,099
Excess capital in relation to Minimum Required Regulatory Capital	45,302	42,045
Capital to risk-weighted assets ratio – %	16.9%	16.6%

Financial Statements 2014	F-85

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of December, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,921.

NAME OF SECURITY/CURRENCY	PRINCIPAL AMOUNT (ORIGINAL CURRENCY)	ISSUE	MATURITY	RETURN P.A.	ACCOUNT BALANCE
Subordinated CDB – BRL
	400	2008	2015	119.8% of CDI	815
	50	2010	2015	113% of CDI	84
	466	2006	2016	100% of CDI + 0.7%(*)	1,083
	2,665	2010	2016	110% to 114% of CDI	4,480
	123			IPCA + 7.21%	226
	367	2010	2017	IPCA + 7.33%	680
	4,071			Total	7,368

Subordinated financial bills – BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	381
	1,874			112% to 112.5% of CDI	1,954
	30			IPCA + 7%	50
	206	2010	2017	IPCA + 6.95% to 7.2%	280
	3,224	2011	2017	108% to 112% of CDI	3,415
	352			IPCA + 6.15% to 7.8%	502
	138			IGPM + 6.55% to 7.6%	204
	3,650			100% of CDI + 1.29% to 1.52%	3,762
	500	2012	2017	100% of CDI + 1.12%	505
	42	2011	2018	IGPM + 7%	55
	30			IPCA + 7.53% to 7.7%	40
	461	2012	2018	IPCA + 4.4% to 6.58%	607
	3,782			100% of CDI + 1.01% to 1.32%	3,876
	6,373			108% to 113% of CDI	6,807
	112			9.95 to 11.95%	143
	2	2011	2019	109% to 109.7% of CDI	3
	12	2012	2019	11.96%	17
	101			IPCA + 4.7% to 6.3%	130
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	28
	1			111% to CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	8
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,974
	20			IGMP + 4.63%	22
	23,609			Total	25,765

Subordinated euronotes – USD
	990	2010	2020	6.20%	2,657
	1,000	2010	2021	5.75%	2,727
	730	2011	2021	5.75% to 6.2%	1,958
	550	2012	2021	6.20%	1,461
	2,600	2012	2022	5.50% to 5.65%	6,978
	1,851	2012	2023	5.13%	4,951
	7,721			Total	20,732

Total					53,865

(*) Subordinated CDBs may be redeemed from November 2011.

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

Financial Statements 2014	F-86

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Commercial Bank – Retail

The result of the Commercial Bank – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Bank clients and the companies segment (small and medium businesses).

•	Consumer Credit – Retail

The result of the Consumer Credit – Retail segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population and operations of Itaú BMG Consignado.

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

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

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

Financial Statements 2014	F-87

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100.0% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;
•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;
•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.
•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2014

(In millions of reais, except for share information)

				ACTIVITIES WITH
	COMMERCIAL	CONSUMER	WHOLESALE	THE MARKET +	ITAÚ		IFRS
CONSOLIDATED STATEMENT OF INCOME	BANK RETAIL	CREDIT RETAIL	BANK	CORPORATION	UNIBANCO	ADJUSTMENTS	CONSOLIDATED
Banking product	52,350	17,992	14,814	4,684	89,840	1,817	91,657
Interest margin (1)	28,957	11,159	10,678	4,361	55,155	1,118	56,273
Banking service fees	14,771	6,832	3,950	224	25,777	565	26,342
Income from insurance, private pension, and capitalization operations before claim and selling expenses	8,622	1	186	99	8,908	(2,020)	6,888
Other income	-	-	-	-	-	2,154	2,154
Losses on loans and claims	(8,129)	(4,180)	(2,733)	(3)	(15,045)	(756)	(15,801)
Expenses for allowance for loan and lease losses	(9,292)	(5,708)	(3,068)	(3)	(18,071)	(761)	(18,832)
Recovery of loans written off as loss	3,158	1,528	363	-	5,049	5	5,054
Expenses for claims/recovery of claims under reinsurance	(1,995)	-	(28)	-	(2,023)	-	(2,023)
Banking product net of losses on loans and claims	44,221	13,812	12,081	4,681	74,795	1,061	75,856
Other operating income (expenses)	(28,638)	(9,000)	(5,654)	(1,147)	(44,439)	(2,609)	(47,048)
Non-interest expenses (2)	(25,739)	(7,823)	(4,838)	(1,183)	(39,583)	(2,967)	(42,550)
Tax expenses for ISS, PIS and COFINS and Other	(2,899)	(1,177)	(816)	36	(4,856)	(207)	(5,063)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	565	565
Net income before income tax and social contribution	15,583	4,812	6,427	3,534	30,356	(1,548)	28,808
Income tax and social contribution	(5,636)	(1,431)	(2,090)	(269)	(9,426)	2,479	(6,947)
Non-controlling interest in subsidiaries	-	(305)	-	(6)	(311)	5	(306)
Net income	9,947	3,076	4,337	3,259	20,619	936	21,555

(1)	Includes net interest and similar income and expenses of R$ 47,138 dividend income of R$ 215 net gain (loss) from investment securities and derivatives of R$ (724), and results from foreign exchange results and exchange variation of transactions abroad of R$ 9,644.
(2)	Refers to general and administrative expenses including depreciation expenses of R$ 1,641, amortization expenses of R$ 827 and insurance acquisition expenses of R$ 1,214.

Total assets (1)	790,785	108,629	354,212	97,713	1,208,702	(81,499)	1,127,203
Total liabilities	766,079	93,434	329,500	64,065	1,110,439	(83,853)	1,026,586
(1) Includes:
Investments in associates and joint ventures	-	982	-	2,117	3,099	991	4,090
Goodwill	157	47	-	-	204	1,757	1,961
Fixed assets, net	6,446	541	574	-	7,561	1,150	8,711
Intangible assets, net	5,186	2,996	450	-	8,632	(2,498)	6,134

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Financial Statements 2014	F-88

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2013

(In millions of reais, except for share information)

				ACTITIVITIES
				WITH THE
	COMMERCIAL	CONSUMER	WHOLESALE	MARKET +	ITAÚ		IFRS
CONSOLIDATED STATEMENT OF INCOME	BANK RETAIL	CREDIT RETAIL	BANK	CORPORATION	UNIBANCO	ADJUSTMENTS	CONSOLIDATED
Banking product	44,567	14,892	15,116	3,901	78,476	911	79,387
Interest margin(1)	23,719	9,230	11,117	3,571	47,637	1,004	48,641
Banking service fees	12,585	5,662	3,688	213	22,148	564	22,712
Income from insurance, private pension, and capitalization operations before claim and selling expenses	8,263	-	311	117	8,691	(2,052)	6,639
Other income	-	-	-	-	-	1,395	1,395
Losses on loans and claims	(7,613)	(4,860)	(3,055)	(82)	(15,610)	740	(14,870)
Expenses for allowance for loan and lease losses	(9,155)	(5,996)	(3,347)	(82)	(18,580)	724	(17,856)
Recovery of loans written off as loss	3,561	1,136	348	-	5,045	16	5,061
Expenses for claims/recovery of claims under reinsurance	(2,019)	-	(56)	-	(2,075)	-	(2,075)
Banking product net of losses on loans and claims	36,954	10,032	12,061	3,819	62,866	1,651	64,517
Other operating income (expenses)	(26,043)	(7,496)	(6,159)	(572)	(40,270)	(3,382)	(43,652)
Non-interest expenses(2)	(23,522)	(6,428)	(5,296)	(741)	(35,987)	(3,927)	(39,914)
Tax expenses for ISS, PIS and COFINS and Other	(2,521)	(1,068)	(863)	169	(4,283)	(58)	(4,341)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	603	603
Net income before income tax and social contribution	10,911	2,536	5,902	3,247	22,596	(1,731)	20,865
Income tax and social contribution	(3,908)	(642)	(1,886)	(187)	(6,623)	2,280	(4,343)
Non-controlling interest in subsidiaries	-	(124)	-	(13)	(137)	39	(98)
Net income	7,003	1,770	4,016	3,047	15,836	588	16,424
(1)	Includes net interest and similar income and expenses of R$ 47,766, net income of R$ 205, net gain (loss) from investment securities and derivatives of R$ (5,924) and foreign exchange results and exchange variation on transactions of abroad R$ 6,594.
(2)	Refers to general and administrative expenses including depreciation expenses of R$ 1,522, amortization expenses of R$ 808 and insurance acquisition expenses of R$ 1,147.

Total assets(1) – 12/31/2013	737,341	94,174	322,667	116,625	1,105,721	(78,424)	1,027,297
Total liabilities – 12/31/2013	717,197	84,732	299,771	86,179	1,022,793	(79,688)	943,105
(1) Includes:
Investments in associates and joint ventures	-	859	7	2,124	2,990	941	3,931
Goodwill	29	1,892	-	-	1,921	(16)	1,905
Fixed assets, net	5,485	401	624	-	6,510	54	6,564
Intangible assets, net	3,686	1,355	678	-	5,719	78	5,797

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2012

(In millions of reais, except for share information)

CONSOLIDATED STATEMENT OF INCOME	COMMERCIAL BANK RETAIL	CONSUMER CREDIT RETAIL	WHOLESALE BANK	ACTITIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	51,551	14,211	7,491	5,808	78,978	2,194	81,172
Interest margin(1)	32,770	8,310	5,334	5,555	52,013	1,825	53,838
Banking service fees	12,289	5,890	2,261	249	20,622	(1,678)	18,944
Income from insurance, private pension, and capitalization operations before claim and selling expenses	6,030	(7)	38	4	6,065	43	6,108
Other income	462	18	(142)	-	278	2,004	2,282
Losses on loans and claims	(15,292)	(5,179)	(795)	251	(21,015)	(339)	(21,354)
Expenses for allowance for loan and lease losses	(16,577)	(6,111)	(871)	(85)	(23,644)	(338)	(23,982)
Recovery of loans written off as loss	3,320	932	76	336	4,664	(1)	4,663
Expenses for claims / Recovery of claims under reinsurance	(2,035)	-	-	-	(2,035)	-	(2,035)
Operating margin	36,259	9,032	6,696	6,059	57,963	1,855	59,818
Other operating income (expenses)	(27,030)	(7,476)	(3,301)	(281)	(38,041)	(4,361)	(42,402)
Non-interest expenses(2)	(24,539)	(6,551)	(2,891)	(449)	(34,383)	(3,697)	(38,080)
Tax expenses for ISS, PIS and COFINS and Other	(2,704)	(968)	(410)	(148)	(4,230)	(267)	(4,497)
Share of profit or (loss) in associates and joint ventures	108	58	5	316	487	(312)	175
Other	105	(15)	(5)	-	85	(85)	-
Income before income tax and social contribution	9,229	1,556	3,395	5,778	19,922	(2,506)	17,416
Income tax and social contribution	(2,981)	(311)	(1,066)	(968)	(5,326)	1,101	(4,225)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)	(4)	(557)
Net income	6,248	1,245	2,329	4,221	14,043	(1,409)	12,634

(1)	Includes net interest and similar income and expenses of R$ 48,297 net income of R$ 323, net gain (loss) from investment securities and derivatives of R$ 1,463 and foreign exchange results and exchange variation on transactions of abroad R$ 3,755.
(2)	Refers to general and administrative expenses including depreciation expenses of R$ 1,346, amortization expenses of R$ 844 and insurance acquisition expenses of R$ 1,253.

Financial Statements 2014	F-89

Total assets (1) – 12/31/2012	745,032	90,096	233,430	134,544	1,014,425	(57,271)	957,154
Total liabilities – 12/31/2012	710,521	79,982	220,137	117,418	939,302	(58,146)	881,156
(1) Includes:
Investments in associates and joint ventures	-	847	5	1,293	2,144	861	3,005
Fixed assets, net	4,672	499	395	-	5,566	62	5,628
Intangible assets, net	1,813	1,255	411	1,109	4,589	82	4,671

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Information on income from financial operations by geographical area is as follows:

	01/01 TO 12/31/2014			01/01 TO 12/31/2013			01/01 TO 12/31/2012
	BRAZIL	FOREIGN	TOTAL	BRAZIL	FOREIGN	TOTAL	BRAZIL	FOREIGN	TOTAL
Income from financial operations (1) (2)	119,407	9,843	129,250	86,934	8,068	95,002	95,063	6,842	101,905
Non-current assets (3)	13,872	973	14,845	11,488	873	12,361	9,515	784	10,299

(1)	Includes interest and similar income, dividend income, net gain (loss) from investment securities and derivatives, foreign exchange results, and exchange variation on transactions.
(2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10.0% or higher of its revenues.
(3)	The amounts for comparative purposes refer to the 12/31/2013 and 12/31/2012.

Note 35 – Related parties

a) Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

The transactions with these related parties are mainly as follows:

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;
•	Fundação Itaú Unibanco – Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;
•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and
•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
				01/01 TO	01/01 TO	01/01 TO
	ANNUAL RATE	12/31/2014	31/12/2013	12/31/2014	12/31/2013	12/31/2012
Interbank deposits		-	-	-	-	144
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)		-	-	-	-	48
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (1) (2)		-	-	-	-	14
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1)		-	-	-	-	82
Deposits		-	(1)	-	-	(1)
Duratex S.A.		-	(1)	-	-	(1)
Securities sold under repurchase agreements		(142)	(286)	(13)	(14)	(7)
Itaúsa Empreendimentos S.A.	100% of SELIC	(26)	(66)	-	-	-
Duratex S.A.	100% of SELIC	(100)	(180)	(10)	(10)	(2)
Elekeiroz S.A.		(6)	(36)	(2)	(2)	(1)
Itautec S.A.	100% of SELIC	(2)	(4)	-	(2)	-
FIC Promotora de Venda Ltda. (1)		-	-	-	-	(1)
Banco Investcred Unibanco S.A. (1)		-	-	-	-	(2)
Other		(8)	-	(1)	-	(1)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(109)	(82)	8	41	57
Itaúsa Investimentos S.A.		-	-	-	1	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)		-	-	-	-	1
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1)		-	-	-	-	32
FUNBEP – Fundo de Pensão Multipatrocinado		-	-	5	5	5
Fundação Itaú Unibanco - Previdência Complementar		(13)	(6)	35	33	25
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(93)	(76)	-	-	-
Other		(3)	-	(32)	2	(7)

Financial Statements 2014	F-90

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS / (LIABILITIES)		REVENUE / (EXPENSES)
				01/01 TO	01/01 TO	01/01 TO
	ANNUAL RATE	31/12/2014	31/12/2013	12/31/2014	12/31/2013	12/31/2012
Rental revenues (expenses)		-	-	(51)	(48)	(37)
Itaúsa Investimentos S.A.		-	-	-	(1)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	(38)	(37)	(27)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(13)	(10)	(10)
Donation expenses		-	-	(78)	(73)	(72)
Associação Itaú Viver Mais		-	-	(1)	(1)	(3)
Instituto Itaú Cultural		-	-	(77)	(72)	(69)
Data processing expenses		-	-	(285)	(267)	(270)
Itautec S.A.		-	-	(285)	(267)	(270)

(1)	Until December 31, 2012, these were proportionally consolidated. As from January 1, 2013, they are fully consolidated in our consolidated financial statements.
(2)	New company name of FAI – Financeira Americana Itaú S.A. – Crédito, Financiamento e Investimento.

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses – Other, the amount of R$ 5 (R$ 5 from 01/01 to 12/31/2013 and R$ 8 from 01/01 to 12/31/2012) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10.0% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b) Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 TO	01/01 TO	01/01 TO
	12/31/2014	12/31/2013	12/31/2012
Compensation	343	278	244
Board of directors	14	13	8
Executives	329	265	236
Profit sharing	261	259	160
Board of directors	12	8	2
Executives	249	251	158
Contributions to pension plans	7	3	8
Executives	7	3	8
Stock option plan – executives	234	166	163
Total	845	706	575

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

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operations.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, interest rates, market default indicators, inflation, changes in consumption.

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

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions.

Financial Statements 2014	F-91

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

EXTERNAL RATING
INTERNAL RATING	PD	MOODY'S	S&P	FITCH
Lower risk	Lower than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impaired	Corporate operations with a PD higher than 31.84% Operations past due for over 90 days Renegotiated operations past due for over 60 days	Ca1 to D	CC+ to D	CC+ to D

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

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with, and be legally enforceable (effective) and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

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

Financial Statements 2014	F-92

5. Credit risk exposure

	12/31/2014			12/31/2013
	BRAZIL	ABROAD	TOTAL	BRAZIL	ABROAD	TOTAL
Interbank deposits	7,875	15,206	23,081	5,564	20,096	25,660
Securities purchased under agreements to resell	208,751	167	208,918	137,556	899	138,455
Financial assets held for trading	124,391	8,553	132,944	141,343	7,517	148,860
Financial assets designated at fair value through profit or loss	-	733	733	-	371	371
Derivatives	7,385	6,771	14,156	6,400	4,966	11,366
Available-for-sale financial assets	55,686	22,674	78,360	45,208	51,418	96,626
Held-to-maturity financial assets	24,102	10,332	34,434	3,393	6,723	10,116
Loan operations and lease operations	324,021	106,018	430,039	277,877	111,590	389,467
Other financial assets	44,072	9,577	53,649	45,389	2,203	47,592
Off balance sheet	280,640	25,708	306,348	273,766	21,286	295,052
Endorsements and sureties	68,416	5,343	73,759	66,165	4,997	71,162
Letters of credit to be released	11,091	-	11,091	11,431	-	11,431
Commitments to be released	201,133	20,365	221,498	196,170	16,289	212,459
Mortgage loans	9,087	-	9,087	10,846	-	10,846
Overdraft accounts	78,461	-	78,461	82,206	-	82,206
Credit cards	103,092	873	103,965	94,453	847	95,300
Other pre-approved limits	10,493	19,492	29,985	8,665	15,442	24,107
Total	1,076,923	205,739	1,282,662	936,496	227,069	1,163,565

The table above presents the maximum exposure at December 31, 2014 and December 31, 2013, without considering any collateral received or other additional credit improvements.

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

The maximum exposure to the quality of the financial assets presented highlights that:

•	86.9% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;
•	only 3.7% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;
•	3.8% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1 Maximum exposure of financial assets segregated by business sector

a) Loan operations and lease operations portfolio

	12/31/2014%		12/31/2013%
Public sector	4,389	1.0	3,981	1.0
Industry and commerce	116,506	25.7	115,025	27.8
Services	99,855	22.1	87,103	21.2
Natural resources	23,345	5.2	20,492	5.0
Other sectors	2,242	0.5	1,553	0.4
Individuals	206,094	45.5	183,548	44.6
Total	452,431	100.0	411,702	100.0

b) Other financial assets(*)

	12/31/2014%		12/31/2013%
Natural resources	2,444	0.5	1,766	0.4
Public sector	152,770	31.0	174,331	40.4
Industry and commerce	12,722	2.6	11,665	2.7
Services	90,630	18.4	76,650	17.8
Other sectors	1,665	0.3	2,664	0.6
Individuals	396	0.1	263	0.1
Financial	231,999	47.1	164,115	38.0
Total	492,626	100.0	431,454	100.0

(*)	Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c) The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

Financial Statements 2014	F-93

6. Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2014				12/31/2013
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans
Lower risk	324,908	4,042	-	328,950	300,816	4,354	-	305,170
Satisfactory	81,994	6,989	-	88,983	64,722	7,676	-	72,398
Higher risk	11,439	5,853	-	17,292	11,273	6,556	-	17,829
Impaired	-	-	17,206	17,206	-	-	16,305	16,305
Total	418,341	16,884	17,206	452,431	376,811	18,586	16,305	411,702
%	92.5%	3.7%	3.8%	100.0%	91.5%	4.5%	4.0%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2014					12/31/2013
	LOWER		HIGHER			LOWER		HIGHER
	RISK	SATISFACTORY	RISK	IMPAIRED	TOTAL	RISK	SATISFACTORY	RISK	IMPAIRED	TOTAL
Individuals	102,184	62,020	12,022	9,727	185,953	96,904	48,833	11,323	10,371	167,431
Credit cards	39,417	14,234	2,338	3,332	59,321	36,964	11,773	1,892	2,520	53,149
Personal	7,253	8,932	7,882	3,886	27,953	7,760	8,158	7,143	3,574	26,635
Payroll loans	8,113	31,090	696	626	40,525	5,676	16,147	378	370	22,571
Vehicles	20,570	5,791	1,053	1,633	29,047	23,692	11,310	1,881	3,701	40,584
Mortgage loans	26,831	1,973	53	250	29,107	22,812	1,445	29	206	24,492
Corporate	132,866	8,295	-	3,749	144,910	121,643	3,041	145	1,584	126,413
Small and medium businesses	56,917	15,171	4,599	3,225	79,912	55,210	16,430	5,796	4,165	81,601
Foreign loans – Latin America	36,983	3,497	671	505	41,656	31,413	4,094	565	185	36,257
Total	328,950	88,983	17,292	17,206	452,431	305,170	72,398	17,829	16,305	411,702
%	72.7%	19.7%	3.8%	3.8%	100.0%	74.1%	17.6%	4.3%	4.0%	100.0%

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2014				12/31/2013
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate
Large companies	132,117	8,093	-	140,210	120,828	2,861	-	123,689
II – Collectively-evaluated
Individuals	100,252	56,890	7,746	164,888	94,586	42,896	6,708	144,190
Credit card	39,097	13,385	1,632	54,114	36,764	11,129	1,266	49,159
Personal	7,186	8,447	5,469	21,102	7,703	7,691	4,986	20,380
Payroll loans	8,000	30,445	523	38,968	5,574	15,881	245	21,700
Vehicles	19,616	3,509	104	23,229	22,206	7,454	206	29,866
Mortgage loans	26,353	1,104	18	27,475	22,339	741	5	23,085
Small and medium businesses	56,221	13,885	3,277	73,383	54,544	15,142	4,121	73,807
Foreign loans and Latin America	36,318	3,126	416	39,860	30,858	3,823	444	35,125
Total	324,908	81,994	11,439	418,341	300,816	64,722	11,273	376,811

Financial Statements 2014	F-94

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2014				12/31/2013
	OVERDUE BY UP	OVERDUE FROM	OVERDUE FROM		OVERDUE BY UP	OVERDUE FROM	OVERDUE FROM
	TO 30 DAYS	31 TO 60 DAYS	61 TO 90 DAYS	TOTAL	TO 30 DAYS	31 TO 60 DAYS	61 TO 90 DAYS	TOTAL
Individuals	7,105	2,818	1,414	11,337	8,103	3,273	1,494	12,870
Credit card	990	461	423	1,874	833	323	314	1,470
Personal	1,837	756	371	2,964	1,641	716	325	2,682
Payroll loans	631	176	126	933	372	74	55	501
Vehicles	2,781	1,051	353	4,185	4,460	1,872	685	7,017
Mortgage loans	866	374	141	1,381	797	288	115	1,200
Corporate	758	193	1	952	944	167	29	1,140
Small and medium businesses	2,137	767	400	3,304	2,378	843	409	3,630
Foreign loans – Latin America	974	221	96	1,291	774	117	55	946
Total	10,974	3,999	1,911	16,884	12,199	4,400	1,987	18,586

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2014
	INTERBANK DEPOSITS	HELD-FOR-	FINANCIAL ASSETS		AVAILABLE-	HELD-TO-
	AND SECURITIES	TRADING	DESIGNATED AT FAIR		FOR-SALE	MATURITY
	PURCHASED UNDER	FINANCIAL	VALUE THROUGH	DERIVATIVES	FINANCIAL	FINANCIAL
INTERNAL RATING	AGREEMENTS TO RESELL	ASSETS	PROFIT OR LOSS	ASSETS	ASSET	ASSETS	TOTAL
Lower risk	231,999	132,934	733	14,106	78,213	34,434	492,419
Satisfactory	-	7	-	46	68	-	121
Higher risk	-	3	-	4	65	-	72
Impairment	-	-	-	-	14	-	14
Total	231,999	132,944	733	14,156	78,360	34,434	492,626
%	47.1	27.0	0.1	2.9	15.9	7.0	100.0

12/31/2013
	INTERBANK DEPOSITS	HELD-FOR-	FINANCIAL ASSETS		AVAILABLE-	HELD-TO-
	AND SECURITIES	TRADING	DESIGNATED AT FAIR		FOR-SALE	MATURITY
	PURCHASED UNDER	FINANCIAL	VALUE THROUGH	DERIVATIVES	FINANCIAL	FINANCIAL
INTERNAL RATING	AGREEMENTS TO RESELL	ASSETS	PROFIT OR LOSS	ASSETS	ASSET	ASSETS	TOTAL
Lower risk	164,115	138,883	371	7,173	57,515	10,093	378,150
Satisfactory	-	9,691	-	3,896	38,301	23	51,911
Higher Risk	-	286	-	297	807	-	1,390
Impairment	-	-	-	-	3	-	3
Total	164,115	148,860	371	11,366	96,626	10,116	431,454
%	38.0	34.5	0.1	2.6	22.5	2.3	100.0

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2014				12/31/2013
	(I) OVER-		(II) UNDER-		(I) OVER-		(II) UNDER-
	COLLATERALIZED ASSETS		COLLATERALIZED ASSETS		COLLATERALIZED ASSETS		COLLATERALIZED ASSETS
	CARRYING		CARRYING		CARRYING		CARRYING
	VALUE OF THE	FAIR VALUE OF	VALUE OF THE	FAIR VALUE OF	VALUE OF THE	FAIR VALUE OF	VALUE OF THE	FAIR VALUE OF
FINANCIAL EFFECT OF COLLATERAL	ASSETS	COLLATERAL	ASSETS	COLLATERAL	ASSETS	COLLATERAL	ASSETS	COLLATERAL
Individuals	57,340	137,641	720	627	61,723	156,230	2,738	2,290
Personal	561	1,160	214	182	377	879	13	7
Vehicles	27,869	66,366	458	403	37,010	71,736	2,620	2,235
Mortgage loans	28,910	70,115	48	42	24,336	83,615	105	47
Small, medium businesses and corporate	175,357	454,709	6,416	3,035	161,274	476,507	5,200	2,610
Foreign loans – Latin America	40,690	57,058	666	2	11,457	17,169	24,660	22,084
Total	273,387	649,408	7,802	3,664	234,454	649,906	32,597	26,983

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 171,242 (R$ 144,651 at December 31, 2013).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is

Financial Statements 2014	F-95

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

The amounts below represent total assets repossessed in the period:

	01/01 TO 12/31/2014	01/01 TO 12/31/2013	01/01 TO 12/31/2012
Real estate not for own use	52	2	4
Residential properties – mortgage loans	86	93	67
Vehicles – linked to loan operations	6	1	2
Other (Vehicles/Furniture/Equipments) – Dation	22	12	9
Total	166	108	82

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management is in line with the principles of CMN Resolution No. 3,464, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management, which is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance / Rules and Policies/Public Access Report – Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

• Political, economic and market context;

• Market risk portfolio of ITAÚ UNIBANCO HOLDING;

• Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This market risk framework includes limits that involve the monitoring of aggregate risk indicators (at the portfolio level) and extends its coverage to more granular levels (the individual desk level) with specific limits aiming to improve the process of risk monitoring and understanding and also to prevent risk concentration. These limits are dimensioned considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the executives. The process of setting these limits levels and breach reporting follows the governance approved by our financial conglomerate’s internal policies.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. This structure of limits and alerts promotes efficiency and the control coverage is reviewed, at least annually.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

• Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

• Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

• Increasing transparency on the way the business seeks to optimize results;

Financial Statements 2014	F-96

• Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

• Monitoring and avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk is controlled by an area independent from the business units and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible and provide support to the launch of new financial products.

For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council (CMN) Resolution No. 3,464 and Central Bank of Brazil Circular No. 3,354.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

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

CMN has specific rules establishing that the exposure to market risk must be segregated at the least into the following categories: Interest rates, foreign exchange rates, shares and commodities. Price indexes are treated as a risk factor group and are granted the same treatment given to other risk factors, such as interest rates, and foreign exchange rates, among others, and follow the same limit and risk governance structure adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management purposes.

Market risk is analyzed based on the following metrics:

• Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

• Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

• Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

• Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”);

• Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

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

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

Financial Statements 2014	F-97

VaR – Consolidated ITAÚ UNIBANCO HOLDING

ITAÚ UNIBANCO HOLDING has recently enhanced its internal VaR calculation methodology, migrating from the Parametric approach to a “Historical Simulation” approach (except for Foreign Units). This new methodology performs a full revaluation of all positions through the actual historical distribution of assets.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Itau BBA Internacional plc, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

From January 1st to December 31, 2014, the average total VaR in Historical Simulation was R$ 131.9 million, or 0.13% of total stockholders’ equity. For the same period, the average total VaR Parametric was R$ 125.5 million or 0.12% of total stockholders’ equity (throughout 2013 it was R$ 224 million or 0.28%).

								(in R$ million)
	VAR TOTAL (PARAMETRIC)
	12/31/2014				12/31/2013
	AVERAGE	MINIMUM	MAXIMUM	VAR TOTAL	AVERAGE	MINIMUM	MAXIMUM	VAR TOTAL
Risk factor group
Brazilian interest rate	89.0	37.0	193.0	127.8	172.4	65.6	416.9	69.1
Other interest rate	43.8	21.1	149.4	90.4	26.2	8.6	76.7	45.2
FX rate	28.7	3.6	110.6	8.9	34.5	4.4	70.2	10.4
Brazilian inflation indexes	89.0	45.9	144.7	82.9	76.1	37.3	155.5	65.7
Equities and commodities	19.1	10.4	35.0	24.8	29.6	14.0	60.1	20.4
Foreign units(*)
Itaú BBA International	1.1	0.4	2.3	1.6	2.4	1.6	4.1	1.9
Itaú Argentina	4.0	0.9	18.8	1.9	4.0	2.2	7.4	5.7
Itaú Chile	3.3	1.3	5.5	5.3	5.6	2.1	13.6	2.1
Itaú Uruguay	1.6	0.8	2.6	2.1	2.8	1.5	8.9	1.7
Itaú Paraguay	1.3	0.6	3.6	3.5	0.9	0.4	1.8	0.9
Itaú BBA Colombia	0.4	0.1	1.2	0.5	0.4	-	1.3	0.2
Effect of diversification				(169.3)				(113.0)
Total risk	125.5	59.0	231.4	180.4	224.5	97.9	443.4	110.4

(*) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

				(in R$ million)
	VAR TOTAL - HISTORICAL SIMULATION
	12/31/2014
	AVERAGE	MINIMUM	MAXIMUM	VAR TOTAL
Risk factor group
Brazilian interest rate	92.4	37.0	161.8	124.8
Other interest rate	60.4	21.1	93.2	83.6
FX rate	36.1	3.6	141.2	26.5
Brazilian inflation indexes	99.1	45.9	162.9	115.7
Equities and commodities	22.8	10.4	60.7	22.5
Foreign units(*)
Itaú BBA International	1.1	0.4	2.3	1.6
Itaú Argentina	4.0	0.9	18.8	1.9
Itaú Chile	3.3	1.3	5.5	5.3
Itaú Uruguay	1.6	0.8	2.6	2.1
Itaú Paraguay	1.3	0.6	3.6	3.5
Itaú BBA Colombia	0.4	0.1	1.2	0.5
Effect of diversification				(194.9)
Total risk	131.9	59.0	227.7	193.1

(*) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Financial Statements 2014	F-98

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

Position of accounts subject to interest rate risk(1)

	12/31/2014						12/31/2013
	0-30	31-180	181-365	1-5	OVER 5		0-30	31-180	181-365	1-5	OVER 5
	DAYS	DAYS	DAYS	YEARS	YEARS	TOTAL	DAYS	DAYS	DAYS	YEARS	YEARS	TOTAL
Interest-bearing assets	305,708	226,073	97,686	257,420	117,884	1,004,771	281,495	182,556	100,636	248,019	102,326	915,033
Interbank deposits	15,879	2,259	3,997	946	-	23,081	19,341	2,126	3,557	636	-	25,660
Securities purchased under agreements to resell	146,898	62,020	-	-	-	208,918	90,970	47,290	-	184	10	138,455
Central Bank compulsory deposits	59,714	-	-	-	-	59,714	71,877	-	-	-	-	71,877
Held-for-trading financial assets	10,142	25,770	17,539	57,074	22,419	132,944	16,807	12,269	22,257	81,032	16,495	148,860
Financial assets held for trading and designated at fair value through profit or loss	-	322	171	240	-	733	371	-	-	-	-	371
Available-for-sale financial assets	5,251	9,679	7,290	29,743	26,397	78,360	14,470	13,244	10,553	26,430	31,929	96,626
Held-to-maturity financial assets	44	264	672	13,609	19,845	34,434	52	47	-	158	9,859	10,116
Derivatives	2,408	4,073	2,238	3,682	1,755	14,156	2,933	2,419	1,675	3,377	962	11,366
Loan and lease operations portfolio	65,372	121,686	65,779	152,126	47,468	452,431	64,674	105,161	62,594	136,202	43,071	411,702
Interest-bearing liabilities	270,976	85,050	60,179	277,952	57,274	751,431	252,818	81,456	56,068	255,198	50,872	696,412
Savings deposits	118,449	-	-	-	-	118,449	106,166	-	-	-	-	106,166
Time deposits	11,705	23,656	7,775	61,794	3,536	108,466	12,260	29,436	9,961	61,551	3,923	117,131
Interbank deposits	4,687	13,173	762	503	-	19,125	1,768	3,909	2,146	363	8	8,194
Deposits received under repurchase agreements	125,663	11,280	15,150	120,639	15,951	288,683	119,745	13,663	15,190	104,547	13,537	266,682
Interbank market	8,043	31,076	29,699	44,367	9,401	122,586	6,609	26,507	22,661	46,541	9,058	111,376
Institutional market	624	2,520	3,910	39,516	26,672	73,242	811	6,529	4,156	36,887	23,672	72,055
Derivatives	1,728	3,205	2,880	8,001	1,536	17,350	2,421	1,393	1,892	5,076	623	11,405
Financial liabilities held for trading	77	140	3	122	178	520	6	19	62	233	51	371
Liabilities for capitalization plans	-	-	-	3,010	-	3,010	3,032	-	-	-	-	3,032
Difference asset/liability(2)	34,732	141,023	37,507	(20,532)	60,610	253,340	28,677	101,100	44,568	(7,179)	51,454	218,621
Cumulative difference	34,732	175,755	213,262	192,730	253,340		28,677	129,777	174,345	167,166	218,621
Ratio of cumulative difference to total interest-bearing assets	3.5%	17.5%	21.2%	19.2%	25.2%		3.1%	14.2%	19.1%	18.3%	23.9%

(1)	Remaining contractual terms.

(2)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Financial Statements 2014	F-99

Position of accounts subject to currency risk

	12/31/2014
ASSETS	DOLLAR	EURO	CHILEAN PESO	OTHER	TOTAL
Cash and deposits on demand	6,607	-	656	2,872	10,135
Central Bank compulsory deposits	292	-	303	4,035	4,630
Interbank deposits	12,274	1	1,055	1,876	15,206
Securities purchased under agreements to resell	166	-	1	-	167
Financial assets held for trading	7,469	-	144	940	8,553
Financial assets designated at fair value through profit or loss	733	-	-	-	733
Derivatives	5,632	-	1,030	109	6,771
Available-for-sale financial assets	18,897	-	2,435	1,342	22,674
Held-to-maturity financial assets	10,332	-	-	-	10,332
Loan operations and lease operations portfolio, net	63,371	-	26,490	16,157	106,018
Total assets	125,773	1	32,114	27,331	185,219

	12/31/2014
LIABILITIES	DOLLAR	EURO	CHILEAN PESO	OTHER	TOTAL
Deposits	57,875	-	19,929	28,813	106,617
Securities sold under repurchase agreements	14,913	-	181	250	15,344
Financial liabilities held for trading	520	-	-	-	520
Derivatives	5,402	-	1,088	28	6,518
Interbank market debt	39,935	-	2,823	540	43,298
Institutional market debt	31,519	-	4,425	286	36,230
Total liabilities	150,164	-	28,446	29,917	208,527
Net position	(24,391)	1	3,668	(2,586)	(23,308)

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

Financial Statements 2014	F-100

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

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies/Public Access Report – Liquidity Risk.

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

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 538.1 billion (R$ 501.1 billion at 12/31/2013), particularly funding from time deposits. A considerable portion of these funds – 35.4% of total, or R$ 190.5 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits – is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	12/31/2014			12/31/2013
FUNDING FROM CLIENTS	0-30 DAYS	TOTAL	%	0-30 DAYS	TOTAL	%
Deposits	183,574	294,773		163,086	274,383
Demand deposits	48,733	48,733	9	42,892	42,892	9
Savings deposits	118,449	118,449	22	106,166	106,166	21
Time deposits	11,705	108,466	20	12,260	117,131	23
Other	4,687	19,125	4	1,768	8,194	2
Funds from acceptances and issuance of securities(1)	3,959	47,750	9	2,916	46,256	9
Funds from own issue(2)	2,840	139,910	26	2,977	123,922	25
Subordinated debt	174	55,617	10	146	56,564	11
Total	190,547	538,050		169,125	501,125

(1)	Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank and institutional market debts and liabilities for issuance of debentures and foreign borrowings and securities recorded in funds from institutional markets.
(2)	Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2014, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell – funded position and free government securities) totaled R$ 137.4 billion and accounted for 72.1% of the short-term redeemable obligations, 25.5% of total funding, and 17.0% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

LIQUIDITY INDICATORS	12/31/2014%	12/31/2013%
Net assets(1)/funds within 30 days(2)	72.1	53.9
Net assets(1)/total funds(3)	25.5	18.2
Net assets(1)/total assets(4)	17.0	12.8

(1)	Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities – available. Detailed in the table Undiscounted future flows – Financial assets.
(2)	Table Funding from clients (Total Funding from clients 0-30 days).
(3)	Table funding from clients (Total funding from clients).
(4)	Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 809,448 (R$ 712,710 at 12/31/2013).

Financial Statements 2014	F-101

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

UNDISCOUNTED FUTURE FLOWS EXCEPT FOR DERIVATIVES	12/31/2014					12/31/2013
	0-30	31-365	366-720	OVER		0-30	31-365	366-720	OVER
FINANCIAL ASSETS(1)	DAYS	DAYS	DAYS	720 DAYS	TOTAL	DAYS	DAYS	DAYS	720 DAYS	TOTAL
Cash and deposits on demand	17,527	-	-	-	17,527	16,576	-	-	-	16,576
Interbank investments	170,482	51,967	1,097	32	223,578	110,510	45,993	614	145	157,262
Securities purchased under agreements to resell – Funded position(2)	74,275	-	-	-	74,275	23,979	-	-	-	23,979
Securities purchased under agreements to resell – Financed position	80,085	45,512	-	-	125,597	67,190	37,921	-	10	105,121
Interbank deposits	16,122	6,455	1,097	32	23,706	19,341	8,072	614	135	28,162
Securities	55,315	19,009	15,470	106,023	195,817	58,892	30,197	16,773	83,168	189,030
Government securities – available	45,587	-	-	-	45,587	50,573	-	-	-	50,573
Government securities – subject to repurchase commitments	3,440	5,491	5,473	41,548	55,952	4,327	17,741	8,805	52,301	83,174
Private securities – available	6,102	10,520	8,750	57,179	82,551	3,992	12,089	7,017	29,696	52,794
Private securities – subject to repurchase commitments	186	2,998	1,247	7,296	11,727	-	367	951	1,171	2,489
Derivative financial instruments	2,408	5,342	1,167	3,719	12,636	2,933	3,781	1,410	2,929	11,053
Gross position	-	-	-	19	19	-	-	-	-	-
Cross Currency Swap Deliverable – Asset position	-	-	-	560	560	-	-	-	-	-
Cross Currency Swap Deliverable – Liability position	-	-	-	(541)	(541)	-	-	-	-	-
Net position	2,408	5,342	1,167	3,700	12,617	2,933	3,781	1,410	2,929	11,053
Swaps	448	812	643	2,913	4,816	396	745	865	2,436	4,442
Option	481	1,720	308	363	2,872	423	977	187	130	1,717
Forward operations (onshore)	846	1,548	-	-	2,394	2,018	1,048	184	65	3,315
Other derivative financial instruments	633	1,262	216	424	2,535	96	1,011	174	298	1,579
Loan and lease operations portfolio(3)	56,652	169,230	90,854	180,050	496,786	56,021	160,056	92,526	131,721	440,324
Total financial assets	302,384	245,548	108,588	289,824	946,344	244,932	240,027	111,323	217,963	814,245

(1)	The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 63,106 (R$ 77,010 at 12/31/2013), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.
(2)	Net of R$ 5.945 (R$ 3,333 at 12/31/2013) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.
(3)	Net of payment to merchants of R$ 39,386 (R$ 34,142 at 12/31/2013) and the amount of liabilities from transactions related to credit assignments R$ 4,336 (R$ 4,233 at 12/31/2013) .

Financial Statements 2014	F-102

UNDISCOUNTED FUTURE FLOWS EXCEPT FOR DERIVATIVES	12/31/2014					12/31/2013
	0-30	31-365	366-720	OVER		0-30	31-365	366-720	OVER
FINANCIAL LIABILITIES	DAYS	DAYS	DAYS	720 DAYS	TOTAL	DAYS	DAYS	DAYS	720 DAYS	TOTAL
Deposits	182,849	47,531	14,851	58,881	304,112	163,436	46,756	12,005	86,269	308,466
Demand deposits	48,733	-	-	-	48,733	42,892	-	-	-	42,892
Savings deposits	118,449	-	-	-	118,449	106,166	-	-	-	106,166
Time deposit	10,867	33,601	14,521	58,564	117,553	12,609	40,590	11,833	85,968	151,000
Interbank deposits	4,800	13,930	330	317	19,376	1,769	6,166	172	301	8,408
Compulsory deposits	(42,811)	(6,455)	(2,190)	(11,650)	(63,106)	(42,600)	(12,537)	(3,321)	(18,552)	(77,010)
Demand deposits	(7,404)	-	-	-	(7,404)	(8,821)	-	-	-	(8,821)
Savings deposits	(33,084)	-	-	-	(33,084)	(29,805)	-	-	-	(29,805)
Time deposit	(2,323)	(6,455)	(2,190)	(11,650)	(22,618)	(3,974)	(12,537)	(3,321)	(18,552)	(38,384)
Securities sold under repurchase agreements(1)	164,309	28,544	57,449	108,099	358,402	132,394	33,508	43,464	118,067	327,432
Government securities	143,717	2,161	3,888	20,227	169,992	127,639	360	2,004	25,810	155,813
Private securities	6,383	25,924	53,561	87,324	173,192	3,052	29,659	41,460	80,136	154,307
Foreign	14,210	460	-	548	15,218	1,702	3,489	-	12,121	17,313
Funds from acceptances and issuance of securities(2)	4,054	24,017	10,777	14,319	53,167	3,176	20,511	14,363	12,598	50,648
Borrowings and onlending(3)	4,290	37,668	19,414	31,890	93,262	5,127	34,659	12,696	28,647	81,129
Subordinated debt(4)	191	6,537	12,979	56,349	76,056	214	8,752	5,146	63,917	78,029
Derivative financial instruments	1,728	5,116	1,318	7,668	15,830	2,421	2,972	1,607	4,092	11,092
Gross position	-	31	-	-	31	-	15	-	-	15
Cross Currency Swap Deliverable – Asset position	-	(969)	(10)	-	(979)	-	(313)	-	-	(313)
Cross Currency Swap Deliverable – Liability position	-	1,000	10		1,010	-	329	-	-	329
Net position	1,728	5,085	1,318	7,668	15,799	2,421	2,956	1,607	4,092	11,076
Swaps	241	1,761	778	6,754	9,534	361	1,085	1,076	3,589	6,111
Option	431	1,853	353	420	3,057	406	1,058	316	141	1,921
Forward operations (onshore)	681	1	-	-	682	1,482	229	116	35	1,862
Other derivative financial instruments	375	1,470	187	494	2,526	172	584	99	327	1,182
Total financial liabilities	314,610	142,958	114,599	265,556	837,723	264,168	134,620	85,961	295,037	779,786

(1)	Includes own and third parties’ portfolios.
(2)	Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.
(3)	Recorded in funds from interbank markets.
(4)	Recorded in funds from institutional markets.

	12/31/2014					12/31/2013
	0-30	31-365	366-720	OVER		0-30	31-365	366-720	OVER
OFF BALANCE SHEET	DAYS	DAYS	DAYS	720 DAYS	TOTAL	DAYS	DAYS	DAYS	720 DAYS	TOTAL
Endorsements and sureties	2,003	14,721	4,207	52,828	73,759	1,257	14,886	4,620	50,399	71,162
Commitments to be released	73,356	60,785	17,980	69,377	221,498	75,838	37,153	36,749	62,719	212,459
Letters of credit to be released	11,091	-	-	-	11,091	11,431	-	-	-	11,431
Contractual commitments – Fixed assets and Intangible (Note 15 and 16)	-	267	308	-	575	-	875	576	521	1,972
Total	86,450	75,773	22,495	122,205	306,923	88,526	52,914	41,945	113,639	297,024

Financial Statements 2014	F-103

Note 37 – Supplementary information

Law No. 12,973: on May 14, 2014, Law No. 12,973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12,973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime – RTT, established by Law No. 11,941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12,973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

Financial Statements 2014	F-104

2010s:
Itaú's Urban Mobility Platform

O futebol é capaz
de mudar um país.
E, quando se fala
em mudança,
o Itaú é o primeiro
a apoiar :-)

Brazilian national soccer team and
FIFA 2014 World Cup™ sponsoring campaign

6 Attachments

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

The majority of our business is composed of retail banking operations, which have grown organically and without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset for the periods indicated in the table below:

	(In millions of R$, except percentages)
	2014			2013			2012
	AVERAGE		AVERAGE	AVERAGE		AVERAGE	AVERAGE		AVERAGE
ASSETS	BALANCE	INTEREST	YIELD/RATE (%)	BALANCE	INTEREST	YIELD/RATE (%)	BALANCE	INTEREST	YIELD/RATE (%)
Interest-earning assets (1)	955,416	120,115	12.6	882,472	94,127	10.7	784,686	96,364	12.3
Interbank deposits	24,019	1,286	5.4	19,880	583	2.9	24,873	1,042	4.2
Securities purchased under agreements to resell	170,327	17,929	10.5	162,865	12,630	7.8	122,546	10,096	8.2
Central Bank compulsory deposits	69,882	5,904	8.4	62,492	4,314	6.9	70,416	5,334	7.6
Financial assets held for trading	134,695	15,128	11.2	138,667	10,860	7.8	126,160	13,324	10.6
Available-for-sale financial assets	78,559	7,272	9.3	86,571	5,067	5.9	62,527	3,771	6.0
Held-to-maturity financial assets	24,317	2,347	9.7	4,473	486	10.9	3,094	471	15.2
Loan operations and lease operations (accrual)	403,447	69,248	17.2	362,330	59,546	16.4	335,127	61,139	18.2
Other Financial Assets	50,170	1,001	2.0	45,193	641	1.4	39,943	1,187	3.0
Non-interest-earning assets	97,526			83,025			70,758
Cash and deposits on demand	17,038			13,806			12,814
Central Bank compulsory deposits	4,025			3,850			4,141
Derivatives	12,647			11,224			9,502
Non-accrual loans	17,040			19,216			20,055
Allowance for loan and lease losses	(21,655)			(24,103)			(24,962)
Fixed assets, net	7,145			5,958			5,360
Investments in unconsolidated companies	3,964			3,233			3,032
Goodwill	1,798			147			-
Intangible assets, net	6,019			5,110			4,243
Tax assets	35,000			33,155			28,151
Assets held for sale	137			119			100
Other assets	14,369			11,311			8,423
Total	1,052,942			965,497			855,444

(1) For the net yield on total average interest-earning assets, see “Net Interest Margin and Spread”.

	(In millions of R$, except percentages)
	2014			2013			2012
	AVERAGE		AVERAGE	AVERAGE		AVERAGE	AVERAGE		AVERAGE
LIABILITIES	BALANCE	INTEREST	YIELD/RATE (%)	BALANCE	INTEREST	YIELD/RATE (%)	BALANCE	INTEREST	YIELD/RATE (%)
Interest-bearing liabilities	793,069	72,977	9.2%	738,535	46,361	6.3%	649,026	48,067	7.4%
Interest-bearing deposits	234,000	12,064	5.2%	209,347	9,802	4.7%	206,652	10,544	5.1%
Savings deposits	111,473	6,905	6.2%	92,964	5,014	5.4%	73,404	4,069	5.5%
Interbank Deposits	6,131	692	11.3%	7,446	300	4.0%	8,661	286	3.3%
Time deposits	116,395	4,467	3.8%	108,937	4,488	4.1%	124,587	6,188	5.0%
Securities sold under repurchase agreements	266,527	26,771	10.0%	256,025	16,865	6.6%	204,358	17,539	8.6%
Interbank market debt and Institutional market debt	183,981	25,099	13.6%	174,834	16,216	9.3%	154,852	13,440	8.7%
Interbank market debt	113,522	14,404	12.7%	104,002	6,245	6.0%	94,555	5,747	6.1%
Institutional market debt	70,459	10,695	15.2%	70,832	9,971	14.1%	60,297	7,693	12.8%
Reserves for insurance and private pension and Liabilities for capitalization plans	107,880	8,987	8.3%	97,818	3,436	3.5%	82,820	6,513	7.9%
Other interest-bearing liabilities	682	56	8.2%	511	42	8.2%	344	30	8.9%
Non-interest bearing liabilities	169,247			148,215			130,293
Non-interest bearing deposits	43,840			36,726			30,324
Derivatives	13,107			10,355			8,251
Other non-interest-bearing liabilities	112,300			101,134			91,718
Total stockholders’ equity attributed to the owners of the parent company	89,458			78,747			76,125
Non-controlling interests	1,168			878			880
Total	1,052,942			965,497			855,444

Annual Report 2014	A-138

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

	(In millions of R$, except percentages)
	INCREASE/(DECREASE) DUE TO CHANGES IN:
	2014-2013			2013-2012			2012-2011
		YIELD/	NET		YIELD/	NET		YIELD/	NET
	VOLUME(1)	RATE(2)	CHANGE(3)	VOLUME(1)	RATE(2)	CHANGE(3)	VOLUME(1)	RATE(2)	CHANGE(3)
Interest-earning assets	9,533	16,455	25,988	12,673	(14,910)	(2,237)	6,217	(7,204)	(987)
Interbank deposits	142	561	703	(184)	(275)	(459)	267	(115)	152
Securities purchased under agreements to resell	602	4,697	5,299	3,084	(550)	2,534	437	(301)	135
Central Bank compulsory deposits	550	1,041	1,590	(570)	(449)	(102)	(1,688)	(216)	(3,848)
Financial assets held for trading	(302)	4,570	4,268	1,533	(3,997)	(2,464)	604	(1,956)	(1,352)
Available-for-sale financial assets	(417)	2,623	2,206	1,404	(108)	1,296	1,137	(254)	883
Held-to-maturity financial assets	1,909	(48)	1,861	41	(26)	15	(1)	112	111
Loan and lease operations (accrual)	6,973	2,729	9,702	7,182	(8,775)	(1,593)	5,609	(2,961)	2,647
Other Financial Assets	77	282	359	183	(729)	(545)	(148)	433	284
Interest-bearing liabilities	2,717	23,898	26,615	(4,577)	2,872	(1,706)	8,332	(15,863)	(7,532)
Interest-bearing deposits	1,030	1,231	2,261	306	(1,047)	(741)	571	(2,213)	(1,642)
Saving deposits	1,083	807	1,890	1,052	(107)	945	313	(236)	78
Interbank deposits	(43)	435	392	(25)	39	14	147	(30)	117
Time deposits	(11)	(11)	(21)	(721)	(979)	(17)	111	(1,948)	(1,837)
Securities sold under repurchase agreements	718	9,188	9,906	(8,392)	7,717	(675)	1,133	(5,727)	(4,594)
Interbank market debt and Institutional market debt	568	8,315	8,883	1,998	778	2,776	5,293	(7,894)	(26)
Interbank market debt	620	7,539	8,159	566	(68)	498	656	(445)	211
Institutional market debt	(52)	777	724	1,431	846	2,277	4,637	(7,449)	(2,812)
Reserves for insurance and private pension and Liabilities for capitalization	387	5,163	5,551	1,497	(4,574)	(3,077)	1,304	(30)	1,274
Other Interest-bearing liabilities	14	-	14	13	(2)	11	31	-	31

(1)	Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period.
(2)	Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period.
(3)	We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest bearing liabilities, net interest income and the comparative net interest margin and net interest spread.

	(In millions of R$, except percentages)
	2014	2013	2012
Total average interest-earning assets	955,416	882,472	784,686
Total average interest-bearing liabilities	793,069	738,535	649,026
Net interest income(1)	47,138	47,766	48,297
Average yield on average interest-earning assets(2)	12.6%	10.7%	12.3%
Average rate on average interest-bearing liabilities(3)	9.2%	6.3%	7.4%
Net interest spread(4)	3.4%	4.4%	4.9%
Net interest margin(5)	4.9%	5.4%	6.2%

(1)	Is the sum of total interest income less total interest expense.
(2)	Total interest income divided by total average interest-earning assets.
(3)	Total interest expense divided by total average interest-bearing liabilities.
(4)	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5)	Net interest income divided by total average interest-earning assets.

Return on Equity and Assets

The following table sets forth certain data with respect to return on equity and assets.

	(In millions of R$, except percentages)
	2014	2013	2012
Net income attributable to owners of the parent company	21,555	16,424	12,634
Average total assets	1,052,942	965,497	855,444
Average stockholders' equity	89,458	78,747	76,125
Net income as a percentage of average total assets(1)	2.0%	1.7%	1.5%
Net income as a percentage of average stockholder's equity(1)	24.3%	21.1%	16.9%
Average stockholder's equity as a percentage of average total assets	8.5%	8.2%	8.9%
Dividend payout ratio per share(2)	31.1%	34.5%	43.5%

(1)	Attributable to owners of the parent company.
(2)	Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please refer to section Our profile, item In numbers – Selected Financial Data for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

Annual Report 2014	A-139

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

Please refer to section Our Risk Management, item Risk Factors, Macroeconomic Risks, item Instability of foreign exchange rates may negatively affect us, for further details.

As of March 31, 2015, the U.S. dollar-real exchange rate (PTAX) was R$3.2080 to U$1.00.

The following table sets forth information on the selling rate for U.S. dollars and euro as reported by the Central Bank for the periods and dates indicated.

	EXCHANGE RATE OF BRAZILIAN CURRENCY PER US$1.00				EXCHANGE RATE OF BRAZILIAN CURRENCY PER €1.00
YEAR	LOW	HIGH	AVERAGE(1)	YEAR-END	LOW	HIGH	AVERAGE(1)	YEAR-END
2010	1.6554	1.8811	1.7589	1.6662	2.1699	2.6139	2.3237	2.2280
2011	1.5345	1.9016	1.6709	1.8758	2.1801	2.5565	2.3354	2.4342
2012	1.7024	2.1121	1.9588	2.0435	2.2465	2.7633	2.5277	2.6954
2013	1.9528	2.4457	2.1741	2.3426	2.5347	3.2682	2.8947	3.2265
2014	2.1974	2.7403	2.3599	2.6562	2.8900	3.4320	3.1113	3.2270
2015 (through March 31, 2015)	2.5754	3.2683	2.8702	3.2080	2.9080	3.5268	3.2213	3.4457

Source: Economatica System.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	EXCHANGE RATE OF BRAZILIAN CURRENCY PER US$1.00				EXCHANGE RATE OF BRAZILIAN CURRENCY PER €1.00
MONTH	LOW	HIGH	AVERAGE(1)	YEAR-END	LOW	HIGH	AVERAGE(1)	YEAR-END
September 2014	2.2319	2.4522	2.2749	2.4510	2.8900	3.1158	2.9215	3.0954
October 2014	2.3914	2.5341	2.3879	2.4442	3.0337	3.2208	3.0161	3.0572
November 2014	2.4839	2.6136	2.4746	2.5601	3.1039	3.2485	3.0741	3.1914
December 2014	2.5607	2.7403	2.5681	2.6562	3.1538	3.4320	3.1546	3.2270
January 2015	2.5754	2.7107	2.5599	2.6623	2.9080	3.2379	2.9679	3.0097
February 2015	2.6894	2.8811	2.7208	2.8782	3.0527	3.2715	3.0792	3.2276
March 2015	2.8655	3.2683	3.1395	3.2080	3.2082	3.5268	3.3954	3.4457

Source: Economatica System.

(1) Represents the average of the closing exchange rates of each day during the relevant period.

Considerations for ADS holders

Risks related to our ADSs

Before investing in our shares and ADSs, it is important for the investor to know that, in addition to the risks related to our business, which may impact the value of our securities and our ability to perform certain obligations, including the payment of dividends and interest in equity, the investor will be exposed to additional risks, as described below. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us and/or ADS holders.

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

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

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred

Annual Report 2014	A-140

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

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages

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

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will not be able to remit abroad foreign currency upon disposition of preferred shares or receipt of distributions unless the investor obtains (i) an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) qualifies under Brazilian foreign investment regulations that entitle certain foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining a separate electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable.

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

The holders of ADSs have rights that differ from those of shareholders of companies organized under the laws of the U.S. or other countries

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

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition by Non-Resident Holders of our ADSs.

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

Taxation of Dividends

Payment of dividends derived from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding income tax in Brazil. Payment of dividends derived from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the year when the profits have been generated.

Taxation of Interest on Net Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make payments of interest on net equity instead of dividend distributions Please refer to section Our Risk Management, item Regulatory Environment, Taxation for further information. A payment of interest on net

Annual Report 2014	A-141

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

(b) Conversion of Our Preferred Shares into ADSs

The deposit by a Non-Resident Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, if such Non-Resident Holder is resident or domiciled in a tax haven or if such preferred shares have not registered with the Central Bank according to CMN Resolution No. 2,689/00. In those cases, the difference between the acquisition cost of such preferred shares or the amount otherwise previously registered with the Central Bank and the average price of such preferred shares, according to CMN Resolution No. 1,927/92, may be considered taxable capital gain, and may be subject to income tax at a general rate of 15%. Please refer to section Our Risk Management, item Regulatory Environment, Funds of foreign investors, for further details.

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

Such special treatment is not applicable to Non-Resident Holders resident or domiciled in tax havens, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in financial markets, including stock exchanges and over-the-counter markets. The taxation rate is then generally 15%. If such Non-Resident Holders sell shares outside of the financial markets, the income taxation rate will instead be 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation. The gains from the sale or assignment of preemptive rights will be subject to income tax according to rates that vary depending on the location of the Non-Resident Holder and the market in which such rights have been sold. If the Non-Resident Holder is not resident or domiciled in a tax haven, the sale of preemptive rights is exempt from tax if made within the Brazilian stock exchange markets or is subject to 15% income tax if made outside such stock exchange markets. If the Non-Resident Holder is resident or domiciled in a tax haven, the sale of preemptive rights is generally subject to 15% income tax if made within Brazilian financial markets or 25% tax if the rights have been sold outside such markets.

Tax on Financial Transactions

IOF/Exchange (IOF/FX) and IOF/Securities

According to the Decree No. 6,306/07, and further amendments, Tax on Financial Transactions may levy some foreign exchange transactions. Please refer to section Our Risk Management, item Regulatory Environment, Taxation, for further details about Tax on Financial Transactions.

The acquisition of ADSs is not subject to IOF tax. As of December 24, 2013, pursuant to Decree No. 8,165, the IOF/Securities tax levied on the assignment of shares traded in the Brazilian stock exchange market in order to permit the issuance of depositary receipts to be negotiated overseas has been reduced to 0%.

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

Annual Report 2014	A-142

of the United States, U.S. Holders that hold our preferred shares or ADSs as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, U.S. Holders that mark their securities to market for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power) of our shares or U.S. Holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any U.S. state, local or non-U.S. tax considerations or any U.S. estate, gift or alternative minimum tax considerations.

This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or subject to differing interpretations. This discussion also assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Investors are advised to consult their own tax advisors as to the U.S. federal, state and local tax considerations relating to the purchase, ownership and disposition of our preferred shares or adss in light of their particular circumstances, as well as the effect of any non-U.S. tax laws.

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

Annual Report 2014	A-143

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

Foreign Tax Credit Considerations

Distributions on our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “– Brazilian Tax Considerations – Taxation of Interest on Net Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, will generally be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gain resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited, as such gain generally will constitute income from sources within the United States. A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. Foreign currency exchange gain or loss generally will constitute income from sources within the United States. The rules relating to foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Annual Report 2014	A-144

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

Annual Report 2014	A-145

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

Disclosure Requirements for Certain U.S. Holders Recognizing Significant Losses

A U.S. Holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) US$10 million or more in a taxable year or US$20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) US$2 million or more in a taxable year or U.S.$4 million or more in any combination of taxable years for all other taxpayers, or (iii) US$50,000 or more in a taxable year for individuals or trusts with respect to a foreign currency transaction) may be required to file Form 8886 for “reportable transactions.” U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

Please refer to section Our risk management, item Regulatory Environment, Taxation, U.S. Foreign Account Tax Compliance Act (FATCA) for more clarification on FATCA.

Controls and Procedures

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (“CEO”), and our chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2014.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2014, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm.

(c) Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 2, 2015, on the effectiveness of our internal controls related to the consolidated financial statements as of December 31, 2014 is presented with our consolidated financial statements.

Please refer to Performance, item Consolidated Financial Statements (IFRS) for further details about our independent auditor’s report.

(d) Changes in Internal Control over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2014 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

Sustainability

Sustainability is incorporated into our corporate strategy by means of a consolidated governance structure that is integrated into our business, which allows us to incorporate social and environmental issues into daily activities and processes throughout the Itaú Unibanco Group. Long-term strategic decisions on sustainability are discussed on an annual basis at our Board of Directors’ meeting and at meetings of our Executive Committee (twice a year). Since 2011, our sustainability activities have been based on three strategic focuses: (i) social and environmental risks and opportunities, (ii) financial education and dialogue, and (iii) transparency.

Annual Report 2014	A-146

Our management of social and environmental risk is based on the identification, measurement, mitigation and monitoring of risks. In 2014, our Sustainability Policy was revised in accordance with the criteria established in Central Bank Resolution No. 4,327. In accordance with our policy, social and environmental risks are analyzed based on the characteristics, needs, exposure to risks and other relevant criteria specific to each of our lines of business.

We are a signatory to the Equator Principles, Principles for Sustainable Insurance and Principles for Responsible Investment. We have developed specific social and environmental guidelines applicable to our lending processes (lending and financing), insurance, investments and suppliers. Our main social and environmental guidelines include: (i) a list of restricted activities, (ii) a list of prohibited activities, (iii) compliance with environmental licensing, (iv) the inclusion of social and environmental contractual clauses, and (v) specific rules for providing real estate collateral.

In financial education, we highlight our program for client companies by assessing certain financial indicators , the program proved to be successful in that in two years the percentage of clients with private pension plans participating in our program increased from 17% to 26% and their investment percentage increased from 40% to 59%. Also in 2014, our representatives participated in 16 episodes of the TV Globo program Encontro com Fátima Bernardes (meeting with Fátima Bernardes) to present financial guidance in a simple form for the program’s approximately 51 million viewers.

In 2014, our Dialogue and Transparency efforts focused on developing our reporting processes with a focus on integrating communication. In order to make our reporting simpler and more efficient, we signed up to a partnership with the International Integrated Reporting Council (IIRC) in 2013. Through a working group drawn from our Sustainability, Finance, Corporate Communications and Investor Relations departments, we are reviewing our reporting and aligning our processes with IIRC guidelines. This effort culminated in the publication of our Integrated Report, a concise piece of communication focused on our ability to create value for stakeholders over time. Our 2013 Integrated Report may be accessed at www.itau.com.br/_ arquivosestaticos/RAO/PDF/EN/Itau-relato-integrado-ing.pdf.

Glossary

A

•	ABEL – Associação Brasileira de Empresas de Leasing (Brazilian Association of Leasing Companies)
•	Aberje – Associação Brasileira de Comunicação Empresarial (Brazilian Association of Corporate Communication)
•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Public Companies)
•	ADS – American Depositary Shares
•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (Brazilian Association of Stock and Financial Markets Entities)
•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)
•	ATM – Automatic Teller Machine

B

•	Banco Itaú Argentina – Banco Itaú Argentina S.A
•	Banco Itaú Chile – Banco Itaú Chile S.A.
•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A
•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A
•	BCBA – Buenos Aires Stock Exchange
•	BCBS – Basel Committee on Banking Supervision
•	BIS – Bank for International Settlements
•	BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (Securities, Commodities and Futures Exchange)
•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank)
•	BNY Mellon – The Bank of New York Mellon
•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•	Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and of other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, the clearing and settlement of payments in any of its forms.

C

•	CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)
•	CCR – Counterparty Credit Risk
•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)
•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)
•	CEDEAR – Argentine Certificates of Deposits
•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•	CGRC – Capital and Risk Management Committee
•	Cia E. Johnston – Companhia E. Johnston de Participações
•	CMN – Conselho Monetário Nacional (National Monetary Council)
•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	CNR – Risk Policies Committee
•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)
•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)
•	CSB – Corporate Site Branch
•	CSAGRO – Superior Audit and Operational Risk Management Committee
•	CSC – Superior Credit Committee
•	CSEXT – Superior Foreign Units Committee
•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Profits)
•	CSP – Superior Product Committee
•	CSRisc – Superior Risk Policies Committee
•	CSTI – Superior Institutional Treasury Committee
•	CSTIL – Superior Institutional Treasury and Liquidity Committee
•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Comission)

D

•	DJSI – Dow Jones Sustainability Index

Annual Report 2014	A-147

F

•	FATF – Financial Action Task Force
•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•	Fed – U.S. Federal Reserve System
•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

I

•	IASB – International Accounting Standards Board
•	IBEF – Instituto Brasileiro de Executivos de Finanças (Brazilian Institute of Financial Executives)
•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute od Independent Auditors of Brazil)
•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•	ICAAP – Internal Capital Adequacy Assessment Process
•	IFRS – International Financial Reporting Standards
•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)
•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•	IRS – U.S. Internal Revenue Service
•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•	ISSQN – Imposto sobre Serviços de Qualquer Natureza (Service Tax)
•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera
•	Itau BBA International – Itau BBA International plc
•	Itaucard – Banco Itaucard S.A.
•	Itaú Holding Financeira – Itaú Holding Financeira S.A.
•	Itaú Unibanco Group – Itaú Unibanco Holding S.A and all its subsidiaries and affiliates
•	Itaúsa – Itaú Investimentos S.A.
•	IUPAR – Itaú Unibanco Participações S.A.

L

•	LCR – Liquidity Coverage Ratio

N

•	NSFR – Net Stable Funding Ratio
•	NYSE – New York Stock Exchange

P

•	PEP – Politically Exposed Person
•	PFIC – Passive Foreign Investment Company
•	PIS – Programa de Integração Social (Social Integration Program)

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)
•	RMCCI – Regulamento de Mercado de Câmbio e Capitais Internacionais (Regulation of Exchange and Capital Markets)

S

•	SEC – U.S. Securities and Exchange Commission
•	SELIC – Sistema Especial de Liquidação e de Custódia (Special Clearing and Settlement System)
•	SISBACEN – Sistema do Banco Central do Brasil (the Brazilian Central Bank System): a database that collects information provided by financial institutions to the Central Bank
•	SOX – The Sarbanes-Oxley Act of 2002
•	STF – Superior Tribunal Federal (Brazilian Federal Supreme Court)
•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)
•	Superior Committees – Superior Risk Policies Committee (CSRisc), Superior Credit Committee (CSC), Superior Institutional Treasury Committee (CSTI), Superior Institutional Treasury and Liquidity Committee (CSTIL), Superior Tax Committee (CST*), Superior Audit and Operational Risk Management Committee (CSAGRO), Superior Accounting Policies Committee (CSPC*), Superior Ethics Committee (CSE*), Superior Product Committee (CSP), Superior Foreign Units Committee (CSEXT), Superior Remuneration Committee*, Risk Policies Committee (CNR), Disclosure and Trading Committee (CDN*) (*) not related to risk
•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

•	TR – Taxa Referencial (Brazilian Reference Interest Rate)

U

•	Unibanco – União de Bancos Brasileiros S.A.

V

•	VaR – Value at Risk

Annual Report 2014	A-148

ITEM 19. EXHIBITS

Number	Description
1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)(1).
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2).
4.(a)1	Share Purchase and Sale Agreement, dated November 4, 2002, among Fernão Carlos Botelho
Bracher, Antonio Beltran Martinez and Banco Itaú S.A.(3).
4.(a)2	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa - Investimentos Itaú S.A.
and the Moreira Salles family (unofficial English translation)(4).
6	Statement explaining calculation of earnings per share(5).
8.1	List of subsidiaries (6).
11.1	Code of Ethics (unofficial English translation)(7).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8).
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(8).
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8).

(1)	Incorporated herein by reference to our Report on Form 6-K filed with the Commission on May 1, 2014 (Commission File No. 001-15276).
(2)	Incorporated herein by reference to the Registration Statement on Form F-6 filed with the Commission on October 16, 2013 (Commission File No. 333-191758).
(3)	Incorporated herein by reference to our Annual Report on Form 20-F filed with the Commission on June 30, 2003 (Commission File No. 001-15276).
(4)	Incorporated herein by reference to our Annual Report on Form 20-F/A filed with the Commission on May 17, 2010 (Commission File No. 001-15276).
(5)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item x) Earnings per share” to Consolidated Financial Statements included in this Annual Report on Form 20-F.
(6)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item a) Consolidation, 1. Subsidiaries” to Consolidated Financial Statements included in this Annual Report on Form 20-F.
(7)	Incorporated herein by reference to our Annual Report on Form 20-F filed with the Commission on April 29, 2013 (Commission File No. 001-15276).
(8)	Filed herewith.

Pursuant to Instruction 2(b)(i) of Instructions as to Exhibits to Form 20-F, copies of instruments defining the rights of certain holders of long-term debt are not filed. We agree to furnish copies of such instruments to the Securities and Exchange Commission upon request.

Form 20-F 2014	B-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ UNIBANCO HOLDING S.A.

	By:	/s/ Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: Chief Executive Officer

	By:	/s/ Eduardo Mazzilli de Vassimon
Name: Eduardo Mazzilli de Vassimon
Title: Chief Financial Officer

Dated: April 02, 2015

Form 20-F 2014	B-2