Form 20-F/A
period 2014-12-31
Itau Unibanco Holding S.A.
filed 2015-09-24
CIK 1132597

As filed with the Securities and Exchange Commission on September 21, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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
04344-902 São Paulo, SP, Brazil
+55 11 2794 3547
drinvest@itau-unibanco.com.br

(Name, Telephone, E-mail and/or Facsimilie number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, no par value	New York Stock Exchange(*)
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 1 (one) Preferred Share	New York Stock Exchange

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

☐ Yes  ☒ No

EXPLANATORY NOTE

Itaú Unibanco Holding S.A. is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2015 (the “2014 Form 20-F”), to amend and restate the section entitled “Risk and Capital Management” solely to correct figures in the “Exchange Rate Sensitivity” table on page A-75 appearing under Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, in the “Distribution of our Financial Assets by Currency” table on page A-102 appearing under “Maturity profile” of Part II, “Investment Portfolio”, of Guide 3 and to include a reference in the “Indexation” text on page A-104 appearing under “Risk Elements” of Part III, “Loan Portfolio”, of Guide 3 of the 2014 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2014 Form 20-F or reflect any events that have occurred after the 2014 Form 20-F was filed on April 3, 2015. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2014 Form 20-F are true and complete as of any date subsequent to April 3, 2015.

This Form 20-F/A should be read in conjunction with the 2014 Form 20-F and our other filings with the SEC.

FORM 20-F

Item 11. Quantitative and Qualitative Disclosures About Market Risk

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

												(In millions of R$)
GLOBAL VAR (PARAMETRIC APPROACH)	AVERAGE	MINIMUM	MAXIMUM	DECEMBER 31, 2014	AVERAGE	MINIMUM	MAXIMUM	DECEMBER 31, 2013	AVERAGE	MINIMUM	MAXIMUM	DECEMBER 31, 2012
Group of Risk Factor
Brazilian Interest rate	89.0	37.0	193.0	127.8	172.4	65.6	416.9	69.1	191.2	71.8	427.6	348.7
Other Interest rate	43.8	21.1	149.4	90.4	26.2	8.6	76.7	45.2	20.4	7.3	49.6	11.4
FX rate	28.7	3.6	110.6	8.9	34.5	4.4	70.2	10.4	25.7	4.6	53.9	8.8
Brazilian Inflation Indexes	89.0	45.9	144.7	82.9	76.1	37.3	155.5	65.7	110.3	14.8	325.0	51.2
Equities and commodities	19.1	10.4	35.0	24.8	29.6	14.0	60.1	20.4	24.2	13.6	43.5	16.8
Foreign Units
Itaú BBA International	1.1	0.4	2.3	1.6	2.4	1.6	4.1	1.9	1.7	0.7	5.1	1.1
Banco Itaú Argentina	4.0	0.9	18.8	1.9	4.0	2.2	7.4	5.7	3.0	1.7	5.6	5.5
Banco Itaú Chile	3.3	1.3	5.5	5.3	5.6	2.1	13.6	2.1	5.5	3.2	9.6	4.4
Banco Itaú Uruguai	1.6	0.8	2.6	2.1	2.8	1.5	8.9	1.7	1.7	0.3	3.4	2.0
Banco Itaú Paraguai	1.3	0.6	3.6	3.5	0.9	0.4	1.8	0.9	0.4	0.2	1.4	1.0
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5	0.4	0.0	1.3	0.2	-	-	-	-
Diversification effect(1)				(169.3)				(113.0)				(77.1)
Total	125.5	59.0	231.4	180.4	224.5	97.9	443.4	110.4	289.7	118.0	601.4	373.7

(1) Reduction of risk due to the combination of all risk factors.

GLOBAL VAR (HISTORICAL				DECEMBER
SIMULATION APPROACH)[1]	AVERAGE	MINIMUM	MAXIMUM	31, 2014
Group of Risk Factor
Brazilian Interest rate	92.4	37.0	161.8	124.8
Other Interest rate	60.4	21.1	93.2	83.6
FX rate	36.1	3.6	141.2	26.5
Brazilian Inflation Indexes	99.1	45.9	162.9	115.7
Equities and commodities	22.8	10.4	60.7	22.5
Foreign Units
Itaú BBA International	1.1	0.4	2.3	1.6
Banco Itaú Argentina	4.0	0.9	18.8	1.9
Banco Itaú Chile	3.3	1.3	5.5	5.3
Banco Itaú Uruguai	1.6	0.8	2.6	2.1
Banco Itaú Paraguai	1.3	0.6	3.6	3.5
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5
Diversification effect(2)				(194.9)
Total	131.9	59.0	227.7	193.1

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

Annual Report 2014	A-73

(In millions of R$)
TRADING PORTFOLIO VAR	AVERAGE	MINIMUM	MAXIMUM	DECEMBER 31, 2014	AVERAGE	MINIMUM	MAXIMUM	DECEMBER 31, 2013	AVERAGE	MINIMUM	MAXIMUM	DECEMBER 31, 2012
Group of Risk Factor
Brazilian Interest rate	22.2	7.8	44.8	16.6	38.2	15.7	104.9	20.1	38.3	12.8	95.4	25.2
Other Foreign Interest rate	12.1	3.6	35.0	3.6	13.7	4.5	31.7	21.7	10.7	4.2	27.2	6.4
FX rates	7.9	2.4	22.8	10.7	31.8	6.2	68.1	9.4	25.1	4.9	55.6	9.9
Brazilian Inflation Indexes	15.9	8.1	27.3	8.1	12.0	3.1	30.4	21.4	9.4	1.8	22.2	7.1
Equities and commodities	10.3	1.7	57.2	4.3	19.2	5.8	38.2	13.7	23.3	13.8	41.5	14.8
Diversification effect(1)				(26.4)				(56.0)				(38.6)
Total	25.7	13.1	54.3	16.9	40.2	17.7	71.7	30.3	54.3	21.3	112.3	24.7

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

The information set below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$43.7 billion as of December 31, 2014, under the gap management policy adopted, as mentioned above. Note that the bank applies either economic hedges or hedge accounting to those net investments abroad.

(In millions of R$, except percentages)
AS OF DECEMBER 31, 2014	BRAZILIAN CURRENCY	DENOMINATED IN FOREIGN CURRENCY(1)	INDEXED TO FOREIGN CURRENCY(1)	TOTAL	% OF AMOUNTS DENOMINATED IN AND INDEXED TO FOREIGN CURRENCY OF TOTAL
Assets	923,281	178,292	25,630	1,127,203	18.1
Cash and deposits on demand	7,391	8,842	1,294	17,527	57.8
Central Bank compulsory deposits	58,476	4,630	-	63,106	7.3
Interbank deposits	7,874	15,207	-	23,081	65.9
Securities purchased under agreements to resell	208,752	166	-	208,918	0.1
Held-for-trading financial assets	126,404	4,350	2,190	132,944	4.9
Financial assets designated at fair value through profit or loss	626	107	-	733	14.6
Derivatives	5,519	5,689	2,948	14,156	61.0
Available-for-sale financial assets	55,152	22,637	571	78,360	29.6
Held-to-maturity financial assets	24,102	10,332	-	34,434	30.0
Loan operations and lease operations portfolio	344,785	95,295	12,351	452,431	23.8
Allowance for loan losses	(19,924)	(2,131)	(337)	(22,392)	11.0
Other financial assets	38,130	8,919	6,600	53,649	28.9
Investments in associates and joint ventures	4,090	-	-	4,090	-
Goodwill	1,748	213	-	1,961	10.9
Fixed assets, net	8,314	397	-	8,711	4.6
Intangibles assets, net	5,724	410	-	6,134	6.7
Tax assets	34,601	642	-	35,243	1.8
Assets held for sale	182	14	-	196	7.1
Other assets	11,335	2,573	13	13,921	18.6
Percentage of total assets	81.9%	15.8%	2.3%	100.0%
Liabilities and Stockholders’ Equity	889,574	209,830	27,799	1,127,203	21.1
Deposits	195,511	98,617	645	294,773	33.7
Securities sold under repurchase agreements	273,340	15,343	-	288,683	5.3
Financial liabilities held for trading	-	520	-	520	100.0
Derivatives	7,966	6,006	3,378	17,350	54.1
Interbank market debt	79,288	40,430	2,868	122,586	35.3
Institutional market debt	36,087	35,385	1,770	73,242	50.7
Other financial liabilities	46,209	8,751	16,532	71,492	35.4
Reserves for insurance and private pension	109,716	59	3	109,778	0.1
Liabilities for capitalization plans	3,010	-	-	3,010	-
Provisions	16,995	32	-	17,027	0.2
Tax liabilities	3,925	540	-	4,465	12.1
Other liabilities	16,910	4,147	2,603	23,660	28.5
Non-controlling interests	1,357	-	-	1,357	-
Stockholders’equity	99,260	-	-	99,260	-
Percentage of total liabilities and stockholders’equity	78.9%	18.6%	2.5%	100.0%

Note that the information presented in the table above is not prepared on the same basis as presented in the Consolidated Financial Statements.

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

Annual Report 2014	A-76

GUIDE 3

Part II Investment Portfolio

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

(In millions of R$)
	FAIR VALUE			AMORTIZED COST
DISTRIBUTION OF OUR FINANCIAL ASSETS BY CURRENCY	HELD-FOR- TRADING FINANCIAL ASSETS	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE	DERIVATIVES	AVAILABLE-FOR- SALE FINANCIAL ASSETS	HELD-TO- MATURITY FINANCIAL ASSETS	TOTAL
As of December 31, 2014	132,944	733	14,156	78,360	34,434	260,627
Denominated in Brazilian currency	126,404	626	5,519	55,152	24,102	211,803
Denominated in Brazilian currency and indexed by foreign currency(1)	2,190	-	2,948	571	-	5,709
Denominated in foreign currency(1)	4,350	107	5,689	22,637	10,332	43,115
As of December 31, 2013	148,860	371	11,366	96,626	10,116	267,339
Denominated in Brazilian currency	141,958	263	5,682	73,799	3,779	225,481
Denominated in Brazilian currency and indexed by foreign currency(1)	2,114	-	2,627	484	-	5,225
Denominated in foreign currency(1)	4,788	108	3,057	22,343	6,337	36,633
As of December 31, 2012	145,516	220	11,597	90,869	3,202	251,404
Denominated in Brazilian currency	140,987	220	7,029	63,101	2 ,995	214,332
Denominated in Brazilian currency and indexed by foreign currency(1)	142	-	1,227	301	19	1,689
Denominated in foreign currency(1)	4,387	-	3,341	27,467	188	35,383

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

Annual Report 2014	A-102

(In millions of R$)
DERIVATIVE FINANCIAL INSTRUMENTS (NOTIONAL AMOUNTS)	BRAZILIAN CURRENCY	DENOMINATED IN OR LINKED TO FOREIGN CURRENCY	TOTAL
Swap contracts
Buy (Sale) commitments, net	7,607	(12,739)	(5,132)
Forward contracts
Buy (Sale) commitments, net	(7,547)	6,922	(625)
Future contracts
Buy (Sale) commitments, net	(29,889)	(105,271)	(135,160)
Option contracts
Buy (Sale) commitments, net	(44,853)	2,417	(42,436)
Others
Buy (Sale) commitments, net	4,536	968	5,504

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

COMPULSORY DEPOSITS	REGULATION(1)	YIELD	2014 (%)	2013 (%)	2012(%)
Demand Deposits
Compulsory	Circular No. 3,632	Zero	45	44	45
Additional Compulsory	Circular No. 3,655	SELIC	0	0	5
Rural(2)	Resolution No. 4,096	Zero	34	34	30
Microcredit(2)	Resolution No. 4,000	Zero	2	2	2
Savings Accounts(3)
Compulsory	Circular No. 3,093	TR + 6.17 p.a.	20	20	20
Additional Compulsory	Circular No. 3,655	SELIC	10	10	10
Real estate financing(2)	Resolution No. 3,932	Zero	65	65	65
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Circular No. 3,569	SELIC	20	20	14
Additional Compulsory	Circular No. 3,655	SELIC	11	11	4

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

GUIDE 3

Part III Loan Portfolio

Loan and lease operations

Substantially all of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 59.0% of our credit portfolio consists of transactions with fixed interest rates and 41.0% of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loan and lease operations abroad represented 24.7%, 28.7% and 23.9% of our loan portfolio as of December 31, 2014, 2013 and 2012, respectively, according to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of financial risks – 5. Credit risk exposure.

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

Loan and lease operations by maturity

The following table sets out the distribution of our credit portfolio by maturity, including non-overdue and overdue, according to the type of loan and lease:

	(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2014
TYPE OF LOAN AND LEASE	DUE IN 30 DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	DUE IN ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL NON-OVERDUE INSTALLMENTS
Individuals	29,985	25,941	20,510	23,392	54,906	22,651	177,385
Credit card	21,658	17,658	9,841	4,740	217	-	54,114
Personal loans	5,137	3,074	3,488	5,346	8,749	18	25,812
Payroll loans	1,259	2,328	3,290	6,082	25,614	1,744	40,317
Vehicles	1,482	2,516	3,496	6,348	14,267	1	28,110

Annual Report 2014	A-104

	(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2014
TYPE OF LOAN AND LEASE	DUE IN 30 DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	DUE IN ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL NON-OVERDUE INSTALLMENTS
Mortgage loans	449	365	395	876	6,059	20,888	29,032
Corporate	13,551	18,756	14,560	19,907	61,163	15,676	143,613
Small and Medium Businesses	11,018	16,891	9,835	13,802	25,564	440	77,550
Foreign Loans Latin America	7,340	5,344	4,438	4,648	10,337	8,701	40,808
Total(1)	61,894	66,932	49,343	61,749	151,970	47,468	439,356

(1) Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

	(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2013
TYPE OF LOAN AND LEASE	DUE IN 30 DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	DUE IN ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL NON-OVERDUE INSTALLMENTS
Individuals	27,605	22,520	17,913	21,482	52,209	17,294	159,023
Credit card	20,182	15,184	8,625	4,357	159	-	48,507
Personal loans	4,553	2,760	2,757	4,565	10,032	12	24,679
Payroll loans	730	1,203	1,725	3,266	15,486	24	22,434
Vehicles	1,942	3,098	4,389	8,333	21,266	2	39,030
Mortgage loans	198	275	417	961	5,266	17,256	24,373
Corporate	11,572	16,420	12,525	20,453	50,146	14,346	125,462
Small and Medium Businesses	12,705	15,235	9,470	14,091	26,808	431	78,740
Foreign Loans Latin America	5,139	4,325	3,722	3,613	7,687	11,000	35,486
Total(1)	57,021	58,500	43,630	59,639	136,850	43,071	398,711

(1) Includes R$9,045 million related to non-overdue installments of the non-accrual loans.

	(In millions of R$)
NON-OVERDUE INSTALLMENTS	12/31/2012
TYPE OF LOAN AND LEASE	DUE IN 30 DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	DUE IN ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL NON-OVERDUE INSTALLMENTS
Individuals	23,323	18,434	15,188	19,356	54,228	12,568	143,097
Credit card	15,791	11,861	6,340	3,032	95	-	37,119
Personal loans	4,117	2,124	2,484	4,162	11,144	261	24,292
Payroll loans	465	692	983	1,931	9,340	9	13,420
Vehicles	2,350	3,524	4,962	9,509	29,531	5	49,881
Mortgage loans	600	233	419	722	4,118	12,293	18,385
Corporate	10,212	13,194	14,524	16,103	39,169	9,663	102,865
Small and Medium Businesses	14,305	14,383	10,163	14,100	27,987	323	81,261
Foreign Loans Latin America	4,570	3,153	2,832	2,084	5,508	8,380	26,527
Total(1)	52,410	49,164	42,707	51,643	126,892	30,934	353,750

(1) Includes R$11,611 million related to non-overdue installments of the non-accrual loans.

	(In millions of R$)
OVERDUE INSTALLMENTS(1)	12/31/2014
TYPE OF LOAN AND LEASE	01-30 DAYS	31-60 DAYS	61-90 DAYS	91-180 DAYS	181-360 DAYS	ONE YEAR OR MORE	TOTAL OVERDUE INSTALLMENTS	TOTAL GROSS LOANS	ALLOWANCE FOR LOAN LOSSES	TOTAL NET
Individuals	1,843	910	791	1,980	2,973	71	8,568	185,953	(13,385)	172,568
Credit card	990	467	422	1,166	2,114	48	5,207	59,321	(3,740)	55,581
Personal loans	433	240	243	574	645	6	2,141	27,953	(7,024)	20,929
Payroll loans	56	30	24	50	42	6	208	40,525	(1,107)	39,418
Vehicles	333	161	95	179	161	8	937	29,047	(1,469)	27,578
Mortgage loans	31	12	7	11	11	3	75	29,107	(45)	29,062
Corporate	673	48	78	245	253	-	1,297	144,910	(2,926)	141,984
Small and Medium Businesses	522	256	264	575	702	43	2,362	79,912	(5,373)	74,539
Foreign Loans Latin America	440	82	56	126	103	41	848	41,656	(708)	40,948
Total(2)	3,478	1,296	1,189	2,926	4,031	155	13,075	452,431	(22,392)	430,039

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$8,981 million related to overdue installments of the non-accrual loans.

Annual Report 2014	A-105

	(In millions of R$)
OVERDUE INSTALLMENTS(1)	12/31/2013
TYPE OF LOAN AND LEASE	01-30 DAYS	31-60 DAYS	61-90 DAYS	91-180 DAYS	181-360 DAYS	ONE YEAR OR MORE	TOTAL OVERDUE INSTALLMENTS	TOTAL GROSS LOANS	ALLOWANCE FOR LOAN LOSSES	TOTAL NET
Individuals	1,875	849	781	1,993	2,820	91	8,409	167,431	(13,853)	153,578
Credit card	932	344	375	1,114	1,840	36	4,641	53,149	(2,952)	50,197
Personal loans	353	223	226	534	616	3	1,955	26,635	(6,488)	20,147
Payroll loans	34	17	14	32	40	2	139	22,571	(1,133)	21,438
Vehicles	481	252	159	302	314	47	1,555	40,584	(3,245)	37,339
Mortgage loans	75	13	7	11	10	3	119	24,492	(35)	24,457
Corporate	341	204	135	173	97	2	952	126,413	(1,783)	124,630
Small and Medium Businesses	610	292	285	658	981	35	2,861	81,601	(6,085)	75,516
Foreign Loans Latin America	537	76	40	51	59	6	769	36,257	(514)	35,743
Total(2)	3,363	1,421	1,241	2,875	3,957	134	12,991	411,702	(22,235)	389,467

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$9,020 million related to overdue installments of the non-accrual loans.

	(In millions of R$)
OVERDUE INSTALLMENTS(1)	12/31/2012
TYPE OF LOAN AND LEASE	01-30 DAYS	31-60 DAYS	61-90 DAYS	91-180 DAYS	181-360 DAYS	ONE YEAR OR MORE	TOTAL OVERDUE INSTALLMENTS	TOTAL GROSS LOANS	ALLOWANCE FOR LOAN LOSSES	TOTAL NET
Individuals	1,791	818	711	1,827	2,605	72	7,824	150,921	(14,844)	136,077
Credit card	634	231	261	848	1,430	8	3,412	40,531	(2,863)	37,668
Personal loans	500	277	259	615	802	4	2,457	26,749	(6,841)	19,908
Payroll loans	34	17	15	37	26	1	130	13,550	(867)	12,683
Vehicles	597	280	171	319	340	58	1,765	51,646	(4,227)	47,419
Mortgage loans	26	13	5	8	7	1	60	18,445	(46)	18,399
Corporate	476	203	7	84	94	-	864	103,729	(1,362)	102,367
Small and Medium Businesses	801	447	406	1,027	1,222	21	3,924	85,185	(9,091)	76,094
Foreign Loans Latin America	457	64	21	31	46	3	622	27,149	(416)	26,733
Total(2)	3,525	1,532	1,145	2,969	3,967	96	13,234	366,984	(25,713)	341,271

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$9,180 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by interest rate

The following table sets out the classification of our credit portfolio into fixed and variables rates, including non-overdue and overdue installments:

	(In millions of R$)
	12/31/2014
NON-OVERDUE INSTALLMENTS	DUE IN 30 DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	DUE IN ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL NON-OVERDUE INSTALLMENTS
Interest rate of loans to customers by maturity
Variable rates	13,506	23,137	15,346	21,499	66,894	42,765	183,147
Fixed rates	48,388	43,795	33,997	40,250	85,076	4,703	256,209
Total(1)	61,894	66,932	49,343	61,749	151,970	47,468	439,356

(1) Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

	(In millions of R$)
	12/31/2013
NON-OVERDUE INSTALLMENTS	DUE IN 30 DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	DUE IN ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL NON-OVERDUE INSTALLMENTS
Interest rate of loans to customers by maturity
Variable rates	11,263	19,553	12,867	22,402	55,621	40,443	162,149
Fixed rates	45,758	38,947	30,763	37,237	81,229	2,628	236,562
Total(1)	57,021	58,500	43,630	59,639	136,850	43,071	398,711

(1) Includes R$9,045 million related to non-overdue installments of the non-accrual loans.

Annual Report 2014	A-106

	(In millions of R$)
	12/31/2012
NON-OVERDUE INSTALLMENTS	DUE IN 30 DAYS OR LESS	DUE IN 31-90 DAYS	DUE IN 91-180 DAYS	DUE IN 181-360 DAYS	DUE IN ONE YEAR TO FIVE YEARS	DUE AFTER FIVE YEARS	TOTAL NON-OVERDUE INSTALLMENTS
Interest rate of loans to customers by maturity
Variable rates	10,007	16,207	12,713	16,379	48,581	29,569	133,456
Fixed rates	42,403	32,957	29,994	35,264	78,311	1,365	220,294
Total(1)	52,410	49,164	42,707	51,643	126,892	30,934	353,750

(1) Includes R$11,611 million related to non-overdue installments of the non-accrual loans.

	(In millions of R$)
	12/31/2014
	01-30	31-60	61-90	91-180	181-360	ONE YEAR	TOTAL OVERDUE	TOTAL GROSS
OVERDUE INSTALLMENTS(1)	DAYS	DAYS	DAYS	DAYS	DAYS	OR MORE	INSTALLMENTS	LOANS
Interest rate of loans to customers by maturity
Variable rates	972	146	164	375	324	44	2,025	185,172
Fixed rates	2,506	1,150	1,025	2,551	3,707	111	11,050	267,259
Total(2)	3,478	1,296	1,189	2,926	4,031	155	13,075	452,431

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

Rating of the Loan and Lease Portfolio

The following table presents the rating of our loan and lease portfolio based on the probability of default for the periods indicated below.

(In millions of R$, except percentages)
	12/31/2014
INTERNAL RATING	LOANS NEITHER OVERDUE NOR IMPAIRED	LOANS OVERDUE NOT IMPAIRED(1)	LOANS IMPAIRED	TOTAL LOANS
Lower Risk	324,908	4,042	-	328,950
Satisfactory	81,994	6,989	-	88,983
Higher Risk	11,439	5,853	-	17,292
Impaired(2)	-	-	17,206	17,206
Total	418,341	16,884	17,206	452,431
%	92.5	3.7	3.8	100.0

(In millions of R$, except percentages)
	12/31/2013
INTERNAL RATING	LOANS NEITHER OVERDUE NOR IMPAIRED	LOANS OVERDUE NOT IMPAIRED(1)	LOANS IMPAIRED	TOTAL LOANS
Lower Risk	300,816	4,354	-	305,170
Satisfactory	64,722	7,676	-	72,398
Higher Risk	11,273	6,556	-	17,829
Impaired(2)	-	-	16,305	16,305
Total	376,811	18,586	16,305	411,702
%	91.5	4.5	4.0	100.0

(In millions of R$, except percentages)
	12/31/2012
INTERNAL RATING	LOANS NEITHER OVERDUE NOR IMPAIRED	LOANS OVERDUE NOT IMPAIRED(1)	LOANS IMPAIRED	TOTAL LOANS
Lower Risk	249,282	5,438	-	254,720
Satisfactory	61,075	9,436	-	70,511
Higher Risk	14,190	8,052	-	22,242
Impaired(2)	-	-	19,511	19,511
Total	324,547	22,926	19,511	366,984
%	88.5	6.2	5.3	100.0

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

(In millions of R$, except percentages)
	12/31/2014			12/31/2013			12/31/2012			12/31/2011			12/31/2010
	ALLOCATED ALLOWANCE	ALLOCATED ALLOWANCE AS A % OF TOTAL LOANS AND LEASES	LOANS CATEGORY AS A % OF TOTAL LOANS	ALLOCATED ALLOWANCE	ALLOCATED ALLOWANCE AS A % OF TOTAL LOANS AND LEASES	LOANS CATEGORY AS A % OF TOTAL LOANS	ALLOCATED ALLOWANCE	ALLOCATED ALLOWANCE AS A % OF TOTAL LOANS AND LEASES	LOANS CATEGORY AS A % OF TOTAL LOANS	ALLOCATED ALLOWANCE	ALLOCATED ALLOWANCE AS A % OF TOTAL LOANS AND LEASES	LOANS CATEGORY AS A % OF TOTAL LOANS	ALLOCATED ALLOWANCE	ALLOCATED ALLOWANCE AS A % OF TOTAL LOANS AND LEASES	LOANS CATEGORY AS A % OF TOTAL LOANS
Individuals	13,385	3.0	41.1	13,853	3.4	40.7	14,844	4.0	41.1	13,684	4.0	43.1	11,146	3.8	43.0
Credit card	3,740	0.8	13.1	2,952	0.7	12.9	2,863	0.8	11.0	3,825	1.1	11.3	3,306	1.1	11.2
Personal loans	7,024	1.6	6.2	6,488	1.6	6.5	6,841	1.9	7.3	4,842	1.4	7.5	3,590	1.2	5.8
Payroll loans	1,107	0.2	9.0	1,133	0.3	5.5	867	0.2	3.7	556	0.2	2.9	429	0.1	2.8
Vehicles	1,469	0.3	6.4	3,245	0.8	9.9	4,227	1.2	14.1	4,415	1.3	17.5	3,709	1.3	20.4
Mortgage loans	45	-	6.4	35	-	5.9	46	-	5.0	46	-	4.0	112	-	2.7
Corporate	2,926	0.6	32.0	1,783	0.4	30.7	1,362	0.4	28.3	703	0.2	26.6	544	0.2	25.3
Small and Medium Businesses	5,373	1.2	17.7	6,085	1.5	19.8	9,091	2.5	23.2	9,197	2.7	24.7	8,041	2.7	27.1
Foreign Loans Latin America	708	0.2	9.2	514	0.1	8.8	416	0.1	7.4	289	0.1	5.6	263	0.1	4.6
Total	22,392	4.9	100.0	22,235	5.4	100.0	25,713	7.0	100.0	23,873	6.9	100.0	19,994	6.8	100.0

Renegotiated Loans

(In millions of R$, except percentages)
	YEAR ENDED DECEMBER 31,
	2014	2013	2012	2011
Renegotiated loans(1)	11,572	12,880	14,519	11,844
Allowance for loan and lease losses	5,459	6,284	6,767	5,355
Allowance for loan and lease losses/ renegotiated loans (%)	47.2	48.8	46.6	45.2

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

The total amount of each type of renegotiated loan as of December 31, 2014, 2013 and 2012 is shown in the tables below.

(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2014
TYPE OF LOAN	TOTAL RENEGOTIATED LOANS	TOTAL ALLOWANCE FOR LOAN LOSSES	ALLOWANCE FOR LOAN LOSSES/ RENEGOTIATED LOANS (%)	TOTAL REDEFAULTED RENEGOTIATED LOANS(1)	REDEFAULTED RENEGOTIATED LOANS (%)
Restructured Loans	10,284	5,051	49.1	2,744	26.7
Agreements	1,288	408	31.7	602	46.7
Total	11,572	5,459	47.2	3,346	28.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2013
TYPE OF LOAN	TOTAL RENEGOTIATED LOANS	TOTAL ALLOWANCE FOR LOAN LOSSES	ALLOWANCE FOR LOAN LOSSES/ RENEGOTIATED LOANS (%)	TOTAL REDEFAULTED RENEGOTIATED LOANS(1)	REDEFAULTED RENEGOTIATED LOANS (%)
Restructured Loans	10,325	5,064	49.0	3,072	29.8
Agreements	2,555	1,220	47.7	1,555	60.9
Total	12,880	6,284	48.8	4,627	35.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

(In millions of R$, except percentages)
	AS OF DECEMBER 31, 2012
TYPE OF LOAN	TOTAL RENEGOTIATED LOANS	TOTAL ALLOWANCE FOR LOAN LOSSES	ALLOWANCE FOR LOAN LOSSES/ RENEGOTIATED LOANS (%)	TOTAL REDEFAULTED RENEGOTIATED LOANS(1)	REDEFAULTED RENEGOTIATED LOANS (%)
Restructured Loans	11,343	5,287	46.6	4,012	35.4
Agreements	3,176	1,480	46.6	1,722	54.2
Total	14,519	6,767	46.6	5,734	39.5

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Annual Report 2014	A-111

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
	AS OF DECEMBER 31, 2012
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

Form 20-F/A 2014	B-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

ITAÚ UNIBANCO HOLDING S.A.

	By:	/s/ Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: Chief Executive Officer

	By:	/s/ Eduardo Mazzilli de Vassimon
Name: Eduardo Mazzilli de Vassimon
Title: Chief Financial Officer

Dated: September 21, 2015

Form 20-F/A 2014	B-2