Form 20-F
period 2015-12-31
Itau Unibanco Holding S.A.
filed 2016-04-29
CIK 1132597

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

3,047,037,403 Common Shares, no par value

2,874,313,101 Preferred Shares, no par value

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

☐ Yes   ☒ No

INTRODUCTION

The information presented in this annual report on Form 20-F is accurate only as of the date of this annual report and information incorporated by reference in this annual report is accurate only as of the date of the document in which such incorporated information is contained. Our business, our financial condition and results of operations, our assets and our prospects may have changed since those dates.

Information contained in or accessible through the websites referred to in this annual report on Form 20-F is not part of this annual report unless we specifically state that it is incorporated by reference and is part of this report. All references in this annual report on Form 20-F to websites are inactive textual references only.

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description	Page
Part I
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
3A. Selected financial data	A-15 to A-16,
A-160 to A-161
3B. Capitalization and indebtedness	Not applicable
3C. Reasons for the offer and use of proceeds	Not applicable
3D. Risk factors	A-70 to A-77,
A-163 to A-164
Item 4. Information on the Company
4A. History, highlights and recents developments of the company	A-17 to A-21,
A-47
4B. Business overview	A-10 to A-11,
A-22 to A-41,
A-78 to A-111,
A-149 to A-157

4C. Organizational structure	A-26 to A-27,
F-17
4D. Property, plant and equipment	A-140
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
5A. Operating results	A-4 to A-7,
A-114 to A-117,
A-141 to A-157,
5B. Liquidity and capital resources	A-83 to A-95,
A-134 to A-136,
A-138 to A-141,
A-154 to A-157
5C. Research and development, patents and licenses, etc.	A-25
5D. Trend information	A-156 to A-157
5E. Off-balance sheet arrangements	A-141,
F-146 to F-147
5F. Tabular disclosure of contractual obligations	A-139
Item 6. Directors, Senior Management and Employees
6A. Directors and senior management	A-50 to A-65
6B. Compensation	A-65 to A-67,
F-84 to F-87
6C. Board practices	A-50 to A-57
6D. Employees	A-23 to A-24
6E. Share ownership	A-25 to A-27,

Item 7. Major Shareholders and Related Party Transactions
7A. Major shareholders	A-25 to A-27,
7B. Related party transactions	A-54,
F-143 to F-144
7C. Interests of experts and counsel	Not applicable

Item 8. Financial Information
8A. Consolidated Statements and Other Financial Information	A-13
A-15 to A-16,
F-1 to F-165
8B. Significant Changes	None
Item 9. The Offer and Listing
9A. Offer and listing details	A-42 to A-43
9B. Plan of distribution	Not applicable
9C. Markets	A-42 to A-43,
9D. Selling shareholders	Not applicable
9E. Dilution	Not applicable
9F. Expenses of the issue	Not applicable
Item 10. Additional Information
10A. Share capital	Not applicable
10B. Memorandum and articles of association	A-27,
A-43 to A-44,
A-46 to A-47
A-50 to A-57,
A-65 to A-68.
10C. Material contracts	None
10D. Exchange controls	A-111
10E. Taxation	A-164 to A-169
10F. Dividends and paying agents	Not applicable
10G. Statement by experts	Not applicable
10H. Documents on display	A-12
10I. Subsidiary information	Not required
Item 11. Quantitative and Qualitative Disclosures About Market Risk	A-83 to A-90,
A-138
Item 12. Description of Securities Other Than Equity Securities
12A. Debt Securities	Not applicable
12B. Warrants and Rights	Not applicable
12C. Other Securities	Not applicable
12D. American Depositary Shares	A-42 to A-47
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	A-169 to A-170
Item 16. [Reserved]
16A. Audit committee financial expert	A-52
16B. Code of Ethics	A-68
16C. Principal Accountant Fees and Services	A-53
16D. Exemptions from the Listing Standards for Audit Committees	A-68
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	A-139 to A-140
16F. Change in Registrant’s Certifying Acountant	None
16G. Corporate Governance	A-67 to A-68
16H. Mine Safety Disclosure	Not applicable
Part III
Item 17. Financial Statements	F-1 to F-165
Item 18. Financial Statements	Not applicable
Item 19. Exhibits	B-1

GUIDE 3 CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

GUIDE 3 item number and description	Page

Part I Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential
Average balance sheets	A-160 to A-161
Analysis of net interest earnings	A-160 to A-162
Volume and rate movement	A-161
Part II Investment Portfolio
Book value of investments	A-114 to A-122
Maturity profile	A-120
Book value and market value exceeding 10% of stockholders’ equity	A-117 to A-118
Part III Loan Portfolio
Types of Loans	A-123
Maturities and Sensitivities of Loans to Changes in Interest Rates	A-124 to A-126
Risk Elements
Nonaccrual, Past Due and Restructured Loans	A-123 to A-134

Potential Problem Loans	A-128 to A-130
Foreign Outstandings	A-134
Loan Concentrations	A-127
Other Interest Bearing Assets	A-160
Part IV Summary of Loan Loss Experience
Analysis of the Allowance for Loan Losses	A-129
Allocation of the Allowance for Loan Losses	A-130
Part V Deposits	A-134 to A-136
Part VI Return on Equity and Assets	A-162
Part VII Short-Term Borrowings	A-134

Annex A – Annual Report

Index

Context
A-04	Macroeconomic context
A-08	Context of Itaú Unibanco Holding
A-11	Context of this report

Our profile
A-15	In numbers
A-17	2015 highlights
A-21	Our history
A-28	Our business
A-41	Competitive strengths
A-42	Our shares

Our governance
A-50	Our practices
A-51	Management structure
A-67	Main differences between Brazilian and U.S. corporate governance practices

Our risk management
A-70	Risk factors
A-77	Risk and capital management
A-96	Regulatory environment

Performance
A-114	Financial performance
A-158	Consolidated Financial Statements (IFRS)

Attachments
A-160	Selected statistical information
A-162	Exchange rates
A-163	Considerations for ADS holders
A-169	Controls and procedures
A-170	Sustainability
A-171	Glossary

Annual Report 2015

Context

Macroeconomic context

Global context

The 2008 crisis in the global financial markets significantly affected the world economy. The crisis led to: (i) recession and higher unemployment in the world’s leading economies; (ii) a decrease in investment on a global scale; (iii) a decline in credit availability and liquidity; and (iv) a general decrease in the number of transactions in capital markets worldwide. The world economy, as well as the credit and capital markets, has recovered substantially since 2008. However, the overall condition of the global financial markets is still relatively fragile.

The world economy is recovering from the 2008 crisis, but global GDP growth is still below potential. As noted below, U.S. real GDP grew 2.4% in 2015 and is expected to expand at a rate of 2.6% in 2016 (according to the Federal Reserve Bank of Philadelphia’s Survey of Professional Forecasters). The Eurozone and Japan are still struggling to improve their modest economic growth rates. Meanwhile, growth in China is decelerating, and growth in other emerging markets has been slow.

In the Eurozone, growth resumed in the second quarter of 2013 and continued at a moderate pace through 2014 and 2015. More fundamentally, fiscal reforms have been implemented in European countries, and both confidence and financial conditions have improved when compared with recent years, creating conditions that support moderate growth. In January 2015, the European Central Bank (ECB) responded to falling inflation and inflation expectations by announcing a quantitative easing program (in addition to the interest rate cuts and other measures introduced in the second half of 2014) that included the purchasing of a target amount of €60 billion per month in assets, including government bonds. In December 2015, the minimum length of the quantitative easing program was extended by an additional 6 months, meaning that it will run through at least March 2017. In March 2016, the European Central Bank increased the purchasing of assets in an additional amount of €20 billion per month.

Given the unprecedented monetary policy measures implemented by developed countries since 2008, liquidity has been available for investment in emerging markets, which has in turn boosted asset prices in those markets. As the U.S. economy has continued its recovery and its outlook remains positive, the U.S. Federal Reserve has begun to raise interest rates, as announced at the Federal Open Market Committee December 2015 meeting. The U.S. Federal Reserve currently anticipates it may well be appropriate to continue gradually increasing the target range for interest rates.

Significant amounts of financial resources have been withdrawn from investments in the emerging markets and other high-yield investments in anticipation of the gradual monetary tightening that is likely to occur in years ahead. However, engineering a smooth withdrawal of funds from investments in emerging markets from a period of extraordinary liquidity remains a challenge for the years ahead. We believe that this transition is likely to be gradual, but may still result in more volatile asset prices in emerging markets and could affect our operational results.

U.S. real GDP grew 2.4% in 2015, according to U.S. Bureau of Economic Analysis advanced estimates, the same growth rate as in 2014. The economic expansion is expected to continue at a moderate pace in 2016 (according to the Survey of Professional Forecasters issued by the Federal Reserve Bank of Philadelphia), sustained by a solid domestic demand. Domestic demand should be supported by: (i) accommodative monetary and financial conditions; (ii) optimism among consumers and businesses, according to January 2016 survey data published by The Conference Board and the Institute for Supply Management, respectively; and (iii) a healthy labor market, with net job growth averaging 229,000 per month in 2015 and a decline in the U.S. unemployment rate to 5.0% in December 2015.

United States Job Creation – Nonfarm Payroll

(seasonally adjusted , thousands)

Source: Itaú Unibanco Holding and U.S. Bureau of Labor Statistics

Context	A-04

Annual Report 2015

China’s GDP increased 6.8% year over year in the fourth quarter of 2015, continuing its slowing trend. Chinese policymakers are showing signs of a renewed commitment to medium-term reforms to improve overall productivity, and appear willing to accept slower but more balanced GDP growth. This is expected to help the ongoing rebalance from investment led growth towards consumption and services growth, although some implementation risks remain. More balanced growth means that growth in demand for industrial metals may continue to decelerate more than overall economic growth.

Latin America context

In Latin America, the commodity-exporting economies continue to grow at a slower rate than they did over the previous decade, as lower commodity prices weigh down investment, confidence and national income. Mexico has not fully benefited from the recovery of the U.S. economy, and the drop in oil prices has been an obstacle to the implementation of energy reform in the country. Low oil prices have also hurt Colombia’s GDP growth. After growing by 4.6% in 2014, Colombia’s GDP grew by only 3.1% in 2015. A potential peace agreement with FARC leaders may improve the business environment in Colombia in the coming years. Low copper prices have had a negative effect on the Chilean economy. In 2015 Chile’s GDP grew by only 2.1%.

Due to weaker currencies, inflation has been high in most of the region, with a number of central banks raising policy rates despite slow economic growth. Furthermore, the economic slowdown and lower commodity-linked fiscal revenues have led some governments to cut expenditures.

Solid fundamentals built over the past decade have helped Chile, Colombia, Peru and Mexico to avoid recession.

The table below shows the real GDP growth rates in seven Latin American countries as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, except as otherwise indicated.

					(%)
	As of and for the Year Ended December 31,
Real GDP Growth	2015	2014	2013	2012	2011
Argentina(1)	1.8	(2.6)	3.6	(0.4)	5.0
Chile(2)	2.1	1.9	4.2	5.5	5.8
Colombia(3)	3.1	4.6	4.9	4.0	6.6
Mexico(4)	2.5	2.1	1.4	4.0	4.0
Paraguay(5)	3.0	4.4	14.2	(1.2)	4.3
Peru(6)	3.3	2.4	5.8	6.0	6.5
Uruguay(7)	1.0	3.5	5.1	3.3	5.2

(1) IGA (Indice General de Actividad), a GDP proxy. Source: OJF (Orlando J. Ferreres & Asociados S.A.).

(2) Source: Banco Central de Chile.

(3) Source: Banco de la República.

(4) Source: Instituto Nacional de Estadística y Geografía.

(5) Source: Banco Central del Paraguay.

(6) Source: Banco Central de Reserva del Perú.

(7) Source: Banco Central de Uruguay.

Sluggish economic growth in developed countries and inflation and other issues in developing economies – particularly in Latin America – may have an impact on our future growth in Brazil and other places where we operate, and therefore, also on the results from our operations.

Brazilian context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. From 2004 to 2011, we benefited from Brazil’s generally stable economic environment, with average annual GDP growth of approximately 4.4%, which led to increased bank lending and deposits. However, Brazil’s GDP growth rate declined to 1.9% in 2012, 3.0% in 2013 and 0.1% in 2014, with last year’s economic slowdown partly reflecting a deceleration in potential growth. In 2015, GDP decreased by 3.8%.

GDP growth

(%)

Source: Itaú Unibanco Holding and IBGE.

Context	A-05

Annual Report 2015

In April 2013, the Central Bank initiated a monetary tightening cycle. The Central Bank gradually increased the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia, or Selic) from a low of 7.25% in March 2013 to a high of 14.25% in July 2015, with no further increases since then. The recent increase in interest rates has also triggered an increase in the reference interest rate (Taxa Referencial, or TR), which has risen from approximately 0.11% per month at the end of July 2014 to approximately 0.23% per month at the end of December 2015. Bank lending as a proportion of GDP increased to 54.2% in December 2015 from 53.1% in December 2014.

Selic

(nominal interest rate)

Source: Itaú Unibanco Holding and Central Bank

Bank Lending

(as % of GDP)

Source: Itaú Unibanco Holding and Central Bank

Inflation reached 10.7% in 2015, up from 6.4% in 2014. Government-regulated prices (such as electric power prices, water and sewage tariffs and fuel prices) increased by 18.1% in 2015 due to a decrease in government subsidies and higher taxes on some key regulated prices.

12-month IPCA inflation rate

Source: Itaú Unibanco Holding and IBGE

The monetary tightening cycle implemented by the Central Bank since April 2013 has affected domestic economic activity. If inflation persists or economic activity continues to decline, families income may keep decreasing in real terms. In 2015, real wages decreased by 3.7% compared with 2014, which could result in higher delinquency rates for loans in the Brazilian banking system. The non-performing rate for household loans has increased recently, rising from 3.7% in June 2015 to 4.2% in December 2015.

The Brazilian primary public budget result continued on a downward trend in 2015. Cuts in discretionary spending and tax hikes were insufficient to offset the drop in tax revenues and growth in mandatory expenditures. The Brazilian primary public budget balance ended the year at -1.9% of GDP (-0.9% excluding payment of delayed expenses), after a deficit of 0.6% of GDP in 2014. The decrease in the primary surplus, combined with the recent increase in the Brazilian government’s debt-financing costs, has added to the relative pressure on public debt. The outlook for 2016 remains challenging, given the trend of falling revenues and rising mandatory expenses will likely continue, since the fiscal adjustment program faces political challenges at the National Congress. Standard & Poor’s cited these challenges in explaining its decision to lower the rating of the Brazilian sovereign debt to below investment grade on September 9, 2015. Fitch also downgraded Brazil’s sovereign rating to non-investment grade on December 16, 2015. On February 25, 2016, Moody’s downgraded Brazil’s sovereign debt rating to non-investment grade.

In addition, Brazil has in recent years implemented a large number of regulatory changes, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies, such as capital controls. Please refer to section Our Risk Management, item Regulatory Environment, Implementation of Basel III in Brazil and to section Performance, item Required Reserve Deposits with the Central Bank, for further information.

Outstanding loans provided by Brazilian financial institutions decreased in 2015 adjusted for inflation. Year-to-year total bank loans fell by 3.7% as of December 2015 in real terms, compared with an expansion of 4.6% as of December 2014. New loans decreased, in all sectors, by 11.1%, as of December 2015 compared with a decline of 1.1% in December 2014, both on an annualized basis. Non-performing household loans increased 0.5 p.p. to 4.2% as of December 2015 when compared with the same month in 2014. Non-performing loans to non-financial corporations have increased since January 2015, reaching 2.6% in December 2015, compared with 1.9% in December 2014.

Context	A-06

Annual Report 2015

The Brazilian real has depreciated against the U.S. dollar, with the exchange rate reaching R$3.96 per US$1.00 as of December 31, 2015, compared with R$2.66 per US$1.00 as of December 31, 2014. The strengthening of the U.S. dollar against major currencies and the drop in commodity prices have been important drivers of the depreciation of the Brazilian real in dollar terms. Economic and political uncertainties, as well as the downgrading of Brazil’s sovereign rating to speculative grade by Standard & Poor’s and Fitch, have affected the country’s foreign exchange market. In an attempt to contain excess volatility, the Central Bank intervened in the foreign exchange market through the sale of foreign exchange derivatives from January to March 2015 and in September 2015.

Following the Central Bank’s revision of its methodology for calculating Brazil’s external accounts in March 2015, Brazil’s current account deficit (the net balance from the trade of goods and services and international transfers) was 4.3% of GDP for December 2014. By December 2015 the deficit decreased to 3.3% of GDP. Brazil has maintained its external solvency, with US$369 billion in international reserves and US$335 billion in external debt as of December 2015.

General elections were held in Brazil in October 2014 to elect the president, senators and representatives for the National Congress, state governors and state legislatures. After failing to win a majority in a first round of voting, Dilma Rousseff was re-elected president of Brazil in a runoff. The next general elections will be in October 2018.

The table below shows real GDP growth, the inflation rate, exchange rate variation and interest rates in Brazil as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011.

Nominal exchange rate

(R$/US$)

Source: Itaú Unibanco Holding and Central Bank.

Central Bank exchange rate swaps

(total outstanding, US$ billions)

Source: Itaú Unibanco Holding and Central Bank.

	(%)
	As of and for the Year Ended December 31,
	2015	2014	2013	2012	2011
Real GDP growth(1)	(3.8)	0.1	3.0	1.9	3.9
Inflation rate - IGP-DI(2)	10.7	3.8	5.5	8.1	5.0
Inflation rate - IPCA(3)	10.7	6.4	5.9	5.8	6.5
Exchange rate variation (R$/US$)(4)	49.0	13.4	14.6	8.9	12.6
TR (reference interest rate)(5)(6)	2.19	1.01	0.53	0.00	1.07
CDI (interbank interest rate)(6)	14.14	11.51	9.78	6.94	10.87
Selic (overnight interest rate)(6)	14.15	11.58	9.90	7.16	10.90
Sovereign 5-year CDS(7)	505.0	203.0	192.0	107.5	160.5
(1)	Source: Instituto Brasileiro de Geografia e Estatística, or IBGE.
(2)	Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna, or IGP-DI) published by the Fundação Getulio Vargas.
(3)	Source: Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or IPCA) published by IBGE.
(4)	Source: Central Bank (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real.
(5)	Source: Mortgage reference rate (Taxa Referencial, or TR) published by the Central Bank. Data presented in percentage per year, as of August, 2015.
(6)	Source: Central Bank. Data presented in percentage per year.
(7)	Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

Context	A-07

Annual Report 2015

Context of Itaú Unibanco Holding

Message from the Chairman of the Board of Directors

Dear Stockholders,

In the last years, our institution was able to generate consistent results at levels that increasingly outdid the performance of previous records. In addition to the quality of our teams, working in an environment driven by a unique corporate culture and based on meritocracy, this development may be explained by strategic decisions proven right to the point, such as strong technology investments, our adequate appetite for risk in increasingly challenging scenarios, diversified sources of income, focus on service provision and a strong-willed search for higher management efficiency. Accordingly, Itaú Unibanco’s net income reached R$12.6 billion in 2012, R$16.4 billion in 2013, R$21.6 billion in 2014, and R$25.7 billion in 2015, thus showing that the strategies adopted were adequate, even under rather volatile macro-economic circumstances.

In spite of a substantial reduction in Brazil’s GDP in 2015 and a new massive fall expected for this year, we continue to invest and carry out changes in our bank to make it increasingly simpler, easier to understand and able to serve clients with quality and whenever they need it most. Accordingly, we expanded the number of digital branches and developed new channels for our millions of clients, such as applications and communications tools for the most diverse interfaces. Noteworthy is the opening of our new Data Center in 2015, a more energy efficient center able to increase our processing capacity 25-fold.

We also carried out significant advancements in connection with our institution’s corporate culture by revisiting our Way of Making it Happen, with the purpose of reinforcing attitudes that will be defining in the present moment of our history and ought to guide the actions of all of us in face of new arising challenges. Among other things, the attitudes of our Way of Making it Happen seek to establish high standards we must adopt in our relationships with clients, employees, stockholders, competitors, suppliers, governments and society in general. These attitudes reflect the way we intend to proceed towards our vision: being the leading bank in sustainable performance and client satisfaction.

Early 2015 we announced a significant change in our management structure, which is now composed of three general directors and two vice-presidents. In addition to making the organization ready for the succession process of our CEO, Mr. Roberto Setubal, with this new governance, our decision making became more standardized and expeditious, and we could create more synergy among teams, as well as improve the internal dialogue.

In the international front, noteworthy is the merger of Itaú Chile with Corpbanca on April 1st, 2016, creating one of the most important financial institutions in Latin America. Itaú Corpbanca strengthens our credit portfolio in Chile from the 7th to the 4th position, and places us in the 5th position in Colombia.

In 2015, we expanded our repurchases of preferred shares in the capital markets – and, in line with this, we canceled 100 million treasury shares, assuring stockholders an increased stake in the institution’s earnings per share. These repurchases are also important to optimize the bank’s use of capital and make shares available for our executive’s long-term compensation programs.

I invite everyone to know more about Itaú Unibanco by reading this report. Here we talk about our history, we present details of operations, strategies, results and corporate governance practices, sustainability and risk management, among other matters.

I wish you all a good reading.

Cordially,

Pedro Moreira Salles

Chairman of the Board of Directors

Context	A-08

Annual Report 2015

Message from the Chief Executive Officer

Dear reader,

The year 2015 was characterized by major challenges in the political and economic scenario. While we observed recovery movements in the economies of the United States and Euro Zone, the Brazilian GDP posted a reduction for the second consecutive year.

A few years ago we began to prepare for a less favorable scenario, adopting a strategy based on investments in technology, appetite for credit with lower risk profile, expansion of our capabilities as a provider of insurance, pension plan and premium bonds products and services, as well as discipline in the control over operating costs, and international expansion in Latin America.

These medium and long- term decisions enabled us to be a more efficient institution and less exposed to macroeconomic risks in Brazil. With discipline and focus on the implementation of this strategy, the trust of our clients and efforts of our employees, we were able to close another year with record results: our net income in 2015 reached R$25.7 billion, a 19.4% increase as compared to 2014. Our annualized recurring profitability on average stockholders’ equity was 24.8%. Earnings per share grew additionally 2.3% due to the repurchase, in 2015, of 1.9% of own shares issued.

Value added to the economy reached R$ 59.5 billion, a 7.6% increase in relation to the previous year, distributed among employees (30%), taxes (24%), reinvestment of profit (34%), stockholders (10%) and rents (2%). Our efficiency ratio, which represents the relation between the bank’s expenses and revenues, reached 44.0%, with improvement of 3 percentage points. The Basel ratio was 17.8%, above that required by the Central Bank of Brazil, showing soundness and capital availability. Our expanded total credit portfolio posted a 4.2% growth in 12 months, reaching R$ 548.5 billion.

The year 2015 was also characterized by our continuous work to become an increasingly Digital Bank, expanding the number of digital branches to 94, an addition of 63 in relation to 2014, and by the development of new channels for the client, such as applications and digital communication mechanisms. Last year, 67% of the transactions carried out in the bank, equivalent to 8.9 billion operations, originated from internet and mobile phones. In addition to this initiative, noteworthy are the opening of our new Data Center, more efficient in energy consumption, and that will increase by 25 times our processing capacity, and the reorganization of our Executive Committee, which expedited our decision making process.

In the international area, in the beginning of April of this year, we carried out the merger of Itaú Chile with Corpbanca, giving rise to Itaú Corpbanca. This operation significantly increases our presence in Latin America and represents an important step of our strategy to regionalize the bank. Currently, approximately 13.1% of our loans are made to clients in Latin America (excluding Brazil). During the next 2 to 3 years, we will be integrating these operations. The organization resulting from the merger will be one of the most robust financial institutions in Latin American, and it will be benefited by synergy gains, lower funding costs and a larger customer service network.

We expect once again a challenging scenario in 2016; thus, we will maintain our strategy of managing risks very carefully, keeping the high capitalization level of the bank, focusing on operations efficiency and services quality.

Good reading to you all.

Cordially,

Roberto Setubal

Executive President & CEO

Context	A-09

Annual Report 2015

A bank made for people and, above all, by people

We have 91 years of history, we are the largest private bank in Latin America in terms of total assets, and we are present in 19 countries. In spite of becoming increasingly international, our roots are yellow and green. We were started by five people who dared to dream big. Five visionaries who were committed to the business, the country and, above all, to people. From the very beginning, we have always sought to think ahead and to promote positive changes in the lives of people. Therefore, we place our structure and our intellectual and technology skills at their service.

Back in 1960, when no one could imagine that technology would one day be an integral part of our lives, we were guided by the vision that technology would be the only way to keep us going on in an ever-changing world. We started up from the principle that technology would not only make the banking activity easier, but also that it would be at its core. Therefore, in 1970, Itaú built up one of the four largest data processing centers in Brazil. Still back in the 1970s, Unibanco was the first bank to adopt the IBM 3600 processing system. And so, with this emphasis on innovation we have proceeded, to go along with the world as it progressed.

Over the years, we have thought about and revised our solutions, our branches, our customer service model, and the way we work. We progressed by bringing the client into the core of our operation, working to strengthen the bank’s availability and the client’s experience. For instance, in 1983, we implemented the first ATM in Brazil, and, in 1991 we created the “Banco 30 Horas”, pioneering a service that made the bank available to clients around the clock, for 30 hours, six hours at the branches and the other 24 hours on the phone.

This is the way we have carried on until now, by looking ahead and focused on people. In 2015, we opened the most state-of-the-art data center of the banking sector. This infrastructure provides for our ongoing growth towards the next decade, by expanding our capacity to serve clients with more quality, speed and security. This is the basis we have built upon for the future.

Today over 67% of our operations are conducted via digital channels (internet and mobile banking). We expect it to grow even more by the end of 2016. This is a reflection of people’s behaviors. We are also increasingly getting ready to serve this new customer profile with excellence – the same excellence that has characterized us over our whole history.

The world is increasingly changing, faster and faster. Continuing to be alert to changes is an assumption of ours; nevertheless, thinking ahead of our time is what will ensure our relevance to people. We have the ongoing challenge to be the driving force to change society, to be agile and to prize excellence in our services and experience wherever people are and want to be. It is an integral part of our culture. We believe that it is good for us only if it is good for the client. We are people serving people. We are over 90 thousand people building up this bank every day, people who go beyond, who build up an increasingly relevant and changing bank for all those who have a relationship with Itaú Unibanco.

Business Strategy

Our Board of Directors is the body responsible for establishing the general guidelines of our business. Strategic decisions taken by our board of directors are supported by the Strategy Committee, which provides data and information about critical strategic matters. The Strategy Committee’s activities and responsibilities range from evaluating investment opportunities and budget guidelines to issuing opinions and recommendations in order to support the decisions of the Board of Directors. The Economic Scenarios Sub-Committee supplies macroeconomic data to the Strategy Committee, supporting its discussions. Please refer to section Our Governance, item Management Structure, Committees of the Board of Directors, Strategy Committee for further information.

Expand our operations in Brazil and abroad

We continue to examine potential business operations which would create additional value to our stockholders, in Brazil and abroad. In line with our Latin America expansion strategy, and with a vision to create value and sustainable performance in 2015, the merger between Itaú Chile and CorpBanca was approved by the respective stockholders' meetings as well as by the regulatory authorities in Chile, Brazil, Colombia and Panama. As provided in the amendment to the Transaction Agreement dated of June 2, 2015, the merger of Itaú Chile with and into CorpBanca occurred on April 1, 2016.

In March 2015, we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to establish an alliance for a 20-year term, in the payment solutions market in Brazil. This alliance will operate a new electronic payments network through a company controlled by MasterCard, in which we will have certain veto and approval rights. This alliance is subject to approval by regulatory authorities in Brazil.

In August 2014, reaffirming our commitment to the Chilean market and the vision of being the largest private bank in the Latin American market, in furtherance of the joint venture agreement entered into in 2011 with Munita, Cruzat & Claro S.A. Corredores de Bolsa, a brokerage house, we obtained 100% of the ownership interest in MCC Securities Inc., an investment advisory financial services firm based in Chile.

Context	A-10

Annual Report 2015

In 2013, we carried out a series of transactions aimed at expanding our operations in Brazil. In December 2013, we concluded the acquisition of 100% of the shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios S.A., for approximately R$2.8 billion in cash, including the “Credicard” brand. In Latin America, we acquired Citibank Uruguay on June 28, 2013, including both retail banking and credit card operations. In addition, in order to consolidate and expand our operations in Europe, in 2013 we completed the transfer of the central administration and registered offices of our corporate banking unit in Europe by means of a cross-border merger of Banco Itaú BBA International S.A., a bank headquartered in Portugal into Itau BBA International plc (formerly Itau BBA International Limited). Please refer to section Our Profile, item Our Business, Our International Business, Itau BBA International for further details about Itau BBA International’s business.

Focus on Non-Interest Income

We have continued to focus on the offer of new products and services which, we believe add value to our customers and, at the same time, allow us to increase our fee-based income. This increase is mainly due to an increased volume of account service packages and services. New subscriptions to current account service packages and the adjustment of services provided to our higher-income Uniclass clients and by our Itaú Empresas business unit also contributed to this growth.

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

Continue to improve efficiency

In 2010, we established an Efficiency Program aimed at identifying, implementing, and monitoring costs and revenues, in addition to promoting a strong culture of operational efficiency. In the years thereafter, we focused on increasing cost savings by reducing unnecessary costs, promoting the simplification and centralization of processes and job descriptions, promoting synergy gains and combining the management of certain business units.

In February 2015, we created the Technology and Operations executive area with the aim of optimizing our structure in order to sustain growth. This executive structure, will enable us to organize our operations in a simpler and more efficient manner. We are committed to improve processes, to streamline operations and to be more efficient in everything we do with the clear purpose of client satisfaction.

Throughout 2015, we increased the number of our digital branches in response to the profile of our customers, which includes an increasing demand for services through digital channels. The clients of our digital branches can be in contact with their relationship managers from 7:00 am to midnight, from Monday to Friday through a variety of digital channels. This allows us to strengthen our relationship with clients and improve the efficiency and profitability of our operations.

Maintain asset quality in our loan portfolio

We are constantly seeking to improve our models for risk management and our economic forecasts and scenario modeling. In the last three years, we focused on the improvement of our asset quality by increasing credit selectivity, by changing our loan portfolio mix, and prioritizing the offer of less risky products, such as real estate and payroll loans, reducing the origination of higher risk portfolios, such as vehicle loans.

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

In an effort to continuously improve our segmentation strategy, in 2015 we merged our Commercial Bank – Retail segment with our Consumer Credit – Retail segment and created the Retail Banking segment. We also migrated our Private Banking, Asset Management and Latin America Activities to our Wholesale segment. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 34 – Segment Information, for further details.

Context of this report

This edition reflects structural and conceptual changes since our 2013 annual report, in a search for innovation, transparency, and efficiency in obtaining information and in the communication with the public of interest. This report unifies the content of our major annually released reports, such as the annual report on Form 20-F, the Annual Report, and the Offering Memorandum for the Medium-Term Note Program, or MTN Program. The annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission, or SEC, has served as the reference for the content of this report.

Context	A-11

Annual Report 2015

The annual report describes our strategy, structure, activities and operations, using plain and straightforward language to be clear to all audiences who may consult this annual report.

The information presented is aligned with Pronouncement 13 of the Market Information Disclosure Steering Committee (Comitê de Orientação para Divulgação de Informações ao Mercado, or CODIM), a Brazilian joint initiative of entities representing the capital markets, focused on improving transparency and information reporting in the Brazilian capital markets.

This annual report contains data from January 1 to December 31, 2015, presenting our corporate and business structure, governance and financial performance, among other matters. It also includes information on all entities subject to the significant influence or control of Itaú Unibanco Holding. Any potential changes or impacts on the data collected as a result of certain transactions, the acquisition or sale of assets, or any important change for the business is indicated throughout this report. The annual report is divided into the following sections: (i) Context, (ii) Our profile, (iii) Our governance, (iv) Our risk management, (v) Performance, and (vi) Attachments.

The audit of our financial statements in International Financial Reporting Standards as adopted by the International Accounting Standards Board, or IASB, is carried out by PricewaterhouseCoopers Auditores Independentes, or PwC.

Documents on display

We are subject to the informational requirements under the U.S. Securities Exchange Act of 1934, as amended, for foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549. Copies of the materials may be obtained by mail from the Public Reference Room of the SEC at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access those materials, including this annual report and the accompanying exhibits. We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at www.cvm.gov.br.

Copies of our annual report on Form 20-F will be available for inspection upon request to the Investor Relations department at our office at Praça Alfredo Egydio de Souza Aranha 100, Torre Conceição, 9º andar – São Paulo – SP – 04344-902 – Brazil.

Investors may receive a hard copy of this annual report, including our complete audited financial statements for the last fiscal year, free of charges, by requesting a copy from our Investor Relations department, by e-mail, at investor.relations@itau-unibanco.com.br, indicating their contact information and their complete mailing address. Comments and suggestions regarding this report may be sent to the same e-mail.

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

The reference date for the quantitative information for balances found in this annual report is as of December 31, 2015 and for results is for the year ended December 31, 2015, except where otherwise stated.

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

Context	A-12

Annual Report 2015

This document contains information, including statistical data, about certain markets and our competitive position. Except as otherwise indicated, this information is taken or derived from external sources. We indicate the name of the external source in each case where industry data is presented in this annual report. We cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as we have.

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

Forward-Looking Information

This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;
•	General economic and political conditions abroad and in particular in the countries where we operate;
•	Government regulations and tax laws and respective amendments;
•	Developments in high-profile investigations currently in progress and its impact in customers or our tax exposures;
•	Disruptions and volatility in the global financial markets;
•	Increases in compulsory deposits and reserve requirements;
•	Regulation and liquidation of our business on a consolidated basis;
•	Obstacles for holders of our shares and ADSs to receive dividends;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Strengthening of competition and industry consolidation;
•	Changes in our loan portfolio and changes in the value of our securities and derivatives;
•	Losses associated with counterparty exposure;
•	Our exposure to the Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
•	The effectiveness of our risk management policy;
•	Damage to our reputation;
•	The capacity of our controlling stockholder to conduct our business;
•	Difficulties during the integration of acquired or merged businesses;
•	Effects from socio-environmental issues; and
•	Other risk factors listed in the section Our Risk Management, item Risk Factors.

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

About our financial information

Our consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB. All consolidated financial information related to 2015, 2014, 2013, 2012 and 2011 included in this report were prepared in accordance with IFRS.

We use accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Central Bank for our reports to Brazilian stockholders, filings with the CVM, and calculation of payments of dividends and tax liabilities.

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

Our consolidated financial statements as of December 31, 2015 and 2014 and for the twelve-month periods ended December 31, 2015, 2014 and 2013 were audited by PricewaterhouseCoopers Auditores Independentes, an independent audit firm, as stated in its report in section Performance, item Financial Performance in this report.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details about the significant accounting policies applied in the preparation of our consolidated financial statements according to IFRS.

Context	A-13

Annual Report 2015

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

				(In millions of R$, except percentages)
	As of December 31,					Variation
						2015-		2014-		2013-		2012-
Assets	2015	2014	2013	2012	2011	2014	%	2013	%	2012	%	2011	%

Cash and deposits on demand	18,544	17,527	16,576	13,967	10,668	1,017	5.8	951	5.7	2,609	18.7	3,299	30.9
Central Bank compulsory deposits	66,556	63,106	77,010	63,701	98,053	3,450	5.5	(13,904)	(18.1)	13,309	20.9	(34,352)	(35.0)
Interbank deposits	30,525	23,081	25,660	23,826	27,821	7,444	32.3	(2,579)	(10.1)	1,834	7.7	(3,995)	(14.4)
Securities purchased under agreements to resell	254,404	208,918	138,455	162,737	92,248	45,486	21.8	70,463	50.9	(24,282)	(14.9)	70,489	76.4
Financial assets held for trading	164,311	132,944	148,860	145,516	121,889	31,367	23.6	(15,916)	(10.7)	3,344	2.3	23,627	19.4
Financial assets designated at fair value through profit or loss	642	733	371	220	186	(91)	(12.4)	362	97.6	151	68.6	34	18.3
Derivatives	26,755	14,156	11,366	11,597	8,754	12,599	89.0	2,790	24.5	(231)	(2.0)	2,843	32.5
Available-for-sale financial assets	86,045	78,360	96,626	90,869	47,510	7,685	9.8	(18,266)	(18.9)	5,757	6.3	43,359	91.3
Held-to-maturity financial assets	42,185	34,434	10,116	3,202	3,105	7,751	22.5	24,318	240.4	6,914	215.9	97	3.1
Loan operations and lease operations portfolio, net	447,404	430,039	389,467	341,271	322,391	17,365	4.0	40,572	10.4	48,196	14.1	18,880	5.9
Loan operations and lease operations portfolio	474,248	452,431	411,702	366,984	346,264	21,817	4.8	40,729	9.9	44,718	12.2	20,720	6.0
(-) Allowance for loan and lease losses	(26,844)	(22,392)	(22,235)	(25,713)	(23,873)	(4,452)	19.9	(157)	0.7	3,478	(13.5)	(1,840)	7.7
Other financial assets	53,506	53,649	47,592	44,492	40,254	(143)	(0.3)	6,057	12.7	3,100	7.0	4,238	10.5
Investments in associates and joint ventures	4,399	4,090	3,931	3,005	2,544	309	7.6	159	4.0	926	30.8	461	18.1
Goodwill	2,057	1,961	1,905	-	-	96	4.9	56	2.9	1,905	100.0	-	0,0
Fixed assets, net	8,541	8,711	6,564	5,628	5,358	(170)	(2.0)	2,147	32.7	936	16.6	270	5.0
Intangible assets, net	6,295	6,134	5,797	4,671	3,825	161	2.6	337	5.8	1,126	24.1	846	22.1
Tax assets	52,149	35,243	34,742	32,412	26,088	16,906	48.0	501	1.4	2,330	7.2	6,324	24.2
Assets held for sale	486	196	117	117	85	290	148.0	79	67.5	-	0.0	32	37.6
Other assets	11,611	13,921	12,142	9,923	7,357	(2,310)	(16.6)	1,779	14.7	2,219	22.4	2,566	34.9
Total assets	1,276,415	1,127,203	1,027,297	957,154	818,136	149,212	13.2	99,906	9.7	70,143	7.3	139,018	17.0
Average interest-earning assets(1)	1,070,450	955,416	882,472	784,686	721,686	115,034	12.0	72,944	8.3	97,786	12.5	63,000	8.7
Average non-interest-earning assets(1)	115,596	97,526	83,025	70,758	69,134	18,070	18.5	14,501	17.5	12,267	17.3	1,624	2.3
Average total assets(1)	1,186,046	1,052,942	965,497	855,444	790,820	133,104	12.6	87,445	9.1	110,053	12.9	64,624	8.2

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

	(In millions of R$, except percentages)
	As of December 31,					Variation
						2015-		2014-		2013-		2012-
Liabilities	2015	2014	2013	2012	2011	2014	%	2013	%	2012	%	2011	%
Deposits	292,610	294,773	274,383	243,200	242,636	(2,163)	(0.7)	20,390	7.4	31,183	12.8	564	0.2
Securities sold under repurchase agreements	336,643	288,683	266,682	267,405	185,413	47,960	16.6	22,001	8.2	(723)	(0.3)	81,992	44.2
Financial liabilities held for trading	412	520	371	642	2,815	(108)	(20.8)	149	40.2	(271)	(42.2)	(2,173)	(77.2)
Derivatives	31,071	17,350	11,405	11,069	6,747	13,721	79.1	5,945	52.1	336	3.0	4,322	64.1
Interbank market debt	156,886	122,586	111,376	97,073	90,498	34,300	28.0	11,210	10.1	14,303	14.7	6,575	7.3
Institutional market debt	93,918	73,242	72,055	72,028	54,807	20,676	28.2	1,187	1.6	27	0.0	17,221	31.4
Other financial liabilities	68,715	71,492	61,274	50,255	44,119	(2,777)	(3.9)	10,218	16.7	11,019	21.9	6,136	13.9
Reserves for insurance and private pension	129,305	109,778	99,023	90,318	70,904	19,527	17.8	10,755	10.9	8,705	9.6	19,414	27.4
Liabilities for capitalization plans	3,044	3,010	3,032	2,892	2,838	34	1.1	(22)	(0.7)	140	4.8	54	1.9
Provisions	18,994	17,027	18,862	19,209	15,990	1,967	11.6	(1,835)	(9.7)	(347)	(1.8)	3,219	20.1
Tax liabilities	4,971	4,465	3,794	7,109	7,408	506	11.3	671	17.7	(3,315)	(46.6)	(299)	(4.0)
Other liabilities	25,787	23,660	20,848	19,956	18,625	2,127	9.0	2,812	13.5	892	4.5	1,331	7.1
Total liabilities	1,162,356	1,026,586	943,105	881,156	742,800	135,770	13.2	83,481	8.9	61,949	7.0	138,356	18.6
Capital	85,148	75,000	60,000	45,000	45,000	10,148	13.5	15,000	25.0	15,000	33.3	0	0.0
Treasury shares	(4,353)	(1,328)	(1,854)	(1,523)	(1,663)	(3,025)	227.8	526	(28.4)	(331)	21.7	140	(8.4)
Additional paid-in capital	1,733	1,508	984	888	738	225	14.9	524	53.3	96	10.8	150	20.3
Appropriated reserves	10,067	8,210	13,468	22,423	24,279	1,857	22.6	(5,258)	(39.0)	(8,955)	(39.9)	(1,856)	(7.6)
Unappropriated reserves	20,947	16,301	12,138	7,379	5,561	4,646	28.5	4,163	34.3	4,759	64.5	1,818	32.7
Cumulative other comprehensive income	(1,290)	(431)	(1,513)	1,735	26	(859)	199.3	1,082	(71.5)	(3,248)	(187.2)	1,709	6,573.1
Total stockholders’ equity attributed to the owners of the parent company	112,252	99,260	83,223	75,902	73,941	12,992	13.1	16,037	19.3	7,321	9.6	1,961	2.7
Non-controlling interests	1,807	1,357	969	96	1,395	450	33.2	388	40.0	873	909.4	(1,299)	(93.1)
Total stockholders' equity	114,059	100,617	84,192	75,998	75,336	13,442	13.4	16,425	19.5	8,194	10.8	662	0.9
Total liabilities and stockholders’ equity	1,276,415	1,127,203	1,027,297	957,154	818,136	149,212	13.2	99,906	9.7	70,143	7.3	139,018	17.0
Average interest-bearing liabilities(1)	875,904	793,069	738,535	649,026	572,622	82,835	10.4	54,534	7.4	89,509	13.8	76,404	13.3
Average non-interest-bearing liabilities(1)	203,376	169,247	148,215	130,293	150,813	34,129	20.2	21,032	14.2	17,922	13.8	(20,520)	(13.6)
Total average stockholders’ equity(1)	106,766	90,626	78,747	76,125	67,385	16,140	17.8	11,879	15.1	2,622	3.4	8,740	13.0
Total average liabilities and stockholders’ equity(1)	1,186,046	1,052,942	965,497	855,444	790,820	133,104	12.6	87,445	9.1	110,053	12.9	64,624	8.2

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

Our profile	A-15

Annual Report 2015

	(In millions of R$, except percentages)
	For the Ended December 31,					Variation
						2015-		2014-		2013-		2012-
Statement of Income	2015	2014	2013	2012	2011	2014	%	2013	%	2012	%	2011	%
Banking Product	92,011	91,657	79,387	81,172	74,276	354	0.4	12,270	15.5	(1,785)	(2.2)	6,896	9.3
Losses on Loans Claims	(21,335)	(15,801)	(14,870)	(21,354)	(16,072)	(5,534)	35.0	(931)	6.3	6,484	(30.4)	(5,282)	32.9
Banking Product Net of Losses on Loans and Claims	70,676	75,856	64,517	59,818	58,204	(5,180)	(6.8)	11,339	17.6	4,699	7.9	1,614	2.8
General and Administrative Expenses	(47,626)	(42,550)	(39,914)	(38,080)	(35,674)	(5,076)	11.9	(2,636)	6.6	(1,834)	4.8	(2,406)	6.7
Tax Expenses	(5,405)	(5,063)	(4,341)	(4,497)	(4,166)	(342)	6.8	(722)	16.6	156	(3.5)	(331)	7.9
Share of Profit or (Loss) of unconsolidated Companies	620	565	603	175	(113)	55	9.7	(38)	(6.3)	428	244.6	288	(254.9)
Current Income Tax and Social Contribution	(8,965)	(7,209)	(7,503)	(7,716)	(6,956)	(1,756)	24.4	294	(3.9)	213	(2.8)	(760)	10.9
Deferred Income Tax and Social Contribution	16,856	262	3,160	3,491	3,315	16,594	6,333.6	(2,898)	(91.7)	(331)	(9.5)	176	5.3
Net Income	26,156	21,861	16,522	13,191	14,610	4,295	19.6	5,339	32.3	3,331	25.3	(1,419)	(9.7)
Net Income Attributable to Owners of the Parent Company	25,740	21,555	16,424	12,634	13,837	4,185	19.4	5,131	31.2	3,790	30.0	(1,203)	(8.7)
Net Income Attributable to Non-Controlling Interests	416	306	98	557	773	110	35.9	208	212.2	(459)	(82.4)	(216)	(27.9)

	(In R$, except number of shares)
	For the Year Ended December 31,
Earnings and Dividends per Share	2015	2014	2013	2012	2011
Basic earnings per share(1)(2)
Common	4.30	3.58	2.73	2.10	2.30
Preferred	4.30	3.58	2.73	2.10	2.30
Diluted earnings per share(1)(2)
Common	4.28	3.56	2.72	2.09	2.29
Preferred	4.28	3.56	2.72	2.09	2.29
Dividends and interest on stockholders’ equity per share(3)
Common	1.24	1.22	1.03	1.00	0.97
Preferred	1.24	1.22	1.03	1.00	0.97
Weighted average number of shares outstanding – basic(1)
Common	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred	2,935,346,437	2,969,406,420	2,961,435,158	2,966,367,100	2,981,475,348
Weighted average number of shares outstanding – dilute(1)
Common	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403	3,047,037,403
Preferred	2,969,647,577	3,001,704,485	2,986,498,093	2,990,932,862	3,009,859,433
(1)	Per share information relating to 2014, 2013, 2012 and 2011 have been retrospectively adjusted for the share bonus distribution which occurred in 2015, 2014, 2013 and 2012 as appropriate.
(2)	Earnings per share have been computed following the “two class method” set forth by IAS 33 Earnings Per Share. Please refer to section Our Profile, item Our shares, Information for the Investor, Stockholders' Payment for further details of our two classes of stock. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 28 – Earnings per Share for further details of calculation of earnings per share.
(3)	Please refer to section Our Profile, item Our shares, Information for the Investor, Stockholders' Payment and section Our Risk Management, item Regulatory Enviroment for further details. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21b – Stockholders Equity – Dividends for further details.

	(In US$)
	For the Year Ended December 31,
Earnings and Dividends per Share	2015	2014(1)	2013(1)	2012(1)	2011(1)
Dividends and interest on stockholders’ equity per share(2)(3)
Common	0.32	0.46	0.44	0.49	0.52
Preferred	0.32	0.46	0.44	0.49	0.52
(1)	Per share information relating to 2014, 2013, 2012 and 2011 have been retrospectively adjusted for the share bonus distribution which occurred in 2015, 2014, 2013 and 2012 as appropriate.
(2)	Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our stockholders. Please refer to section Our Profile, item Our shares, Information for the Investor, Stockholders' Payment and section Our Risk Management, item Regulatory Enviroment for further details of interest on stockholders’ equity.
(3)	Converted into US$ from reais at the selling rate established by the Central Bank at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as the case may be.

Selected consolidated ratios

	(%)
	As of the Year Ended December 31,
Liquidity and Capital	2015	2014	2013	2012	2011
Loans and leases as a percentage of total deposits(1)	162.1	153.5	150.0	150.9	142.7
Total stockholders’ equity as a percentage of total assets(2)	8.9	8.9	8.2	7.9	9.2
(1)	Loans and leases operations as of year-end divided by total deposits as of year-end.
(2)	Total stockholders’ equity as of year-end divided by total assets as of year-end.

Our profile	A-16

Annual Report 2015

2015 highlights

Corporate events and partnerships

Alliance with MasterCard in the payment solutions market in Brazil

On March 13, 2015, through our subsidiary Itaú Unibanco, we executed an agreement with MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (the Strategic Alliance).

During the 20-year term of this Strategic Alliance, Itaú Unibanco and MasterCard will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain approval and veto rights. Such new electronic payments network will operate under a brand that will have domestic and international acceptance.

Our objectives with respect to the Strategic Alliance are (a) to access new payment solutions technologies, (b) to realize important gains of scale and efficiency, and (c) to capitalize on MasterCard’s expertise in the management of payment solutions brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain precedent conditions, including approvals by Brazilian regulators, such as the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE). On January 26, 2016, the General Superintendency of CADE determined that the transaction includes market competition aspects that require a final decision by CADE’s Tribunal.

Itaú CorpBanca

On June 2, 2015, Itaú Unibanco Holding and its subsidiary, Banco Itaú Chile, executed an amendment to the Transaction Agreement dated January 29, 2014, under which they agreed, among other things, (i) to allow CorpBanca to distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million during the fiscal year of 2015 (equivalent to approximately US$395 million) and (b) an amount equivalent to UF 124,105 (unidades de fomento – a Chilean indexed unit of value adjusted daily to reflect the previous month’s inflation in Chile) (equivalent to approximately US$5 million), at the same time that it distributes the profits generated during the fiscal year of 2015, and (ii) to reduce the amount of dividends to be paid to stockholders of Banco Itaú Chile with respect to distributable earnings for the year ended December 31, 2014 by CLP$ 16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, Banco Itaú Chile and CorpBanca held their stockholders meetings whereby stockholders representing more than two-thirds of each of the banks approved the merger of Banco Itaú Chile with and into CorpBanca, as well as the new dividend provisions agreed in the amendment to the Transaction Agreement. On September 4, 2015, the last pending regulatory approval, from the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was consummated on April 1, 2016, with the surviving entity – Itaú CorpBanca – succeeding Banco Itaú Chile with respect to all of its assets, liabilities, rights, obligations and licenses.

Acquisition of ConectCar shares

On October 21, 2015, our subsidiary Redecard S.A., or REDE entered into an agreement for the purchase and sale of shares, by which it agreed to acquire 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A., or ConectCar, by paying R$170 million to Odebrecht Transport S.A. The remaining 50% of ConectCar’s capital stock is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a company that provides intermediation services for the automatic payment of tolls, gas and parking fees. As of October 2015, it was ranked second among the largest companies in the sector.

On November 9, 2015, CADE approved the transaction without restrictions, as published in the Official Gazette and on December 23, 2015 the transaction was approved by the Central Bank.

The closing of the transaction occurred on January 29, 2016, after the fulfillment of certain precedent conditions usual in similar transactions. As a result, REDE and Ipiranga Produtos de Petróleo S.A. assumed joint control over ConectCar.

Recovery

On December 31, 2015, through our subsidiary Itaú Unibanco, we entered into a Sale and Purchase Agreement and Other Covenants with Banco BTG Pactual S.A., or BTG, pursuant to which Itaú Unibanco agreed to acquire, directly or indirectly, BTG’s entire stake in Recovery do Brasil Consultoria S.A., or Recovery, equivalent to 81.94% of the company’s equity stock. Itaú Unibanco will pay BTG the amount of R$640 million for its equity stake in Recovery.

The agreement also contemplated the acquisition by Itaú Unibanco, directly or indirectly, of approximately 70% of a portfolio of R$38 billion in credit rights associated with recovery activities held by BTG. Itaú Unibanco will pay BTG the amount of R$570 million for such share of the portfolio.

Founded in Argentina in 2000 and present in Brazil since 2006, Recovery is a market leader in the management and administration of non-performing credit portfolio. Recovery’s activities consist in prospecting and evaluating portfolios, structuring operations, and conducting operational management, with presence in every segment, from individuals to corporate credit, with financial and non-financial institutions, offering a distinctive competitive edge to its customers.

Recovery’s and its management team’s expertise in the provision of non-performing credit recovery services will optimize our operations, which, together with the continued provision of services to third parties, will result in increased growth potential for Recovery’s activities.

Our profile	A-17

Annual Report 2015

On March 31, 2016, Itaú Unibanco concluded the acquisition of an 89.08% stake in the capital stock of Recovery, being 81.94% from BTG and 7.14% from other shareholders, and the acquisition of approximately 70% of a portfolio of R$38 billion (face value) in credit rights owned by BTG.

Awards and Recognition

In 2015, we received a series of awards and acknowledgements helping to strengthen our reputation. A few of our most significant awards and acknowledgements are listed below:

Latin American 9th Excellence in Best Practices Awards (Frost & Sullivan) – In January 2015, Frost & Sullivan, an international market intelligence consulting company, elect us as the winners in the “Brazilian Competitive Strategy Innovation and Leadership Award The Future of Mobility” category. In its ninth edition, this award acknowledges the most outstanding companies in the Latin American market for their performance and excellence in areas such as leadership, technology innovation, client service and products development.

Brill Awards for Efficient IT (Uptime Institute) – In February 2015, our Transforming Data Center – Virtualization project was elected as the winner in the “IT Efficiency – Latin America” category in the second edition of the Brill Awards for Efficient IT. This award is granted by the Uptime Institute, a pool of companies focused on the fields of education, advisory, conferences, seminars and issue of certificates related to the data center industry.

BeyondBanking Awards (Inter-American Investment Corporation – IIC) – In March 2015, our 2013 Integrated Report was one of the winners in the fifth edition of the beyondBanking Awards, organized by the Inter-American Investment Bank (IDB). We were acknowledged in the “clearBanking” category, which envisages successful practices adopted by Latin American and Caribbean financial institutions in the risk management, transparency and corporate governance areas.

Brazilian Consumer Satisfaction Index (ACSI – American Customer Satisfaction Index) – In April 2015, the Communications and Arts Faculty of the University of São Paulo (USP) disclosed the outcome of the 2014 Brazilian Consumer Satisfaction Index (BCSI) survey. In the consumers’ opinion, we were the most reputable bank Among retail banks. This assessment was conducted based on the ACSI (American Customer Satisfaction Index) method, used in the U.S. for over 21 years, which is applied in over 15 countries.

Efinance (Executivos Financeiros Magazine) – In June 2015, we received the Efinance award in the “Mainframe” category, with the “Credit Quality” case. This award highlights the most innovative solutions, implementations and applications in the IT and Telecom area of financial institutions.

ABEMD Award (ABEMD, the Brazilian Direct Marketing Association) – In June 2015 we won the gold trophy in the “BtoE – Program” category, with the “Campeonato Craques Itaú Unibanco” (Itaú Unibanco talent championship) case. In its 21st edition, the ABEMD award acknowledges the Best direct marketing initiatives in terms of Creation, Strategy and Results.

“Conciliar é Legal” award (Brazilian Justice Council – CNJ) – In May 2015, we won the “Conciliar é Legal” (conciliation is legally cool) from the Brazilian Justice Council, in the Civil Society category. This initiative is in its 5th year, acknowledging the good practices of companies, government bodies and universities to adopt alternative methods to settle judicial conflicts throughout Brazil. Our project consisted of a new litigation management model, designed by our Legal department, focused on reducing the number of lawsuits and strengthening the dialogue with consumers.

Global 2000 (Forbes Magazine) – In May 2015, the Global 2000 ranking, which convenes the 2,000 most valuable companies in the world, according to the Forbes magazine, listed us as the largest company in Brazil and the 42nd largest in the world. Among regional banks, we are mentioned as the 5th largest one. In its 13th edition, this survey assesses revenue, profit, assets and market value to list the most valuable stock exchange listed companies.

Prêmio Inovação Brasil 2015 (2015 Brazil Innovation Award – Valor Econômico Newspaper) – In July 2015, we were elected the most innovative company in Brazil in the “Financial Services” segment. We were also in the 9th position in the general study, which had the participation of 130 Brazilian companies with revenues exceeding R$750 million and interest of private capital of at least 5%. This ranking was prepared together with Strategy & consulting firm, which has published surveys on the topic for over ten years.

Our profile	A-18

Annual Report 2015

Melhores e Maiores da Exame (Exame Best and Largest – Exame Magazine) – In July 2015, we were ranked first among the 200 largest corporate groups in Brazil. This survey also ranks us as the largest bank in terms of equity in Brazil and Latin America. With over 40 years of tradition, this is considered one of the most comprehensive and respected rankings on business environment.

Época Negócios 360º (Época Business 360º – Época Negócios Magazine ) – In August 2015, we were the greatest winner of the 4th edition of the Época Negócios 360º yearbook. We were elected company of the year and also granted the top award in the Banking sector category. This guide is carried out in partnership with Fundação Dom Cabral, which conducted a complete assessment of the largest companies in Brazil, considering financial performance, corporate governance, human resources practices, innovation, vision of future and social, environmental and responsibility dimensions.

Prêmio CONAREC (CONAREC Award – National Congress of Company-Client Relationships) – In August 2015, we were the winners in the Banks category of the CONAREC (National Congress of Company Client Relationship) award, which acknowledges the best customer service operation centers, technology vendors and sector’s professionals.

The Most Sustainable Company – In September 2015, we were recognized as the Most Sustainable Company of the Year at the Época 360° Awards, organized by Época Negócios magazine, which assesses the sustainable performance management of companies in Brazil. Also in September 2015, we were one of the highlights among the companies recognized at Euromoney Awards, one of the most important awards in Europe, organized by Euromoney magazine, as a role model for corporate and social responsibility (CSR) in Latin America.

Marcas Mais (More Brands – O Estado de S. Paulo Newspaper and Troiano Branding) – In September 2015, we were ranked 1st among banks in the Marcas Mais study, a new publication of the Estado de São Paulo newspaper in partnership with Troiano Branding. The survey, which was responded by 2,500 interviewees, conducts an in-depth assessment of consumers’ engagement with brands.

Valor 1000 (Valor Econômico Newspaper) – We assumed the leadership in the following rankings of the Yearly Edition: “20 largest companies in net equity”, “20 largest companies in net income” and “20 companies with the best operating income without equity in earnings” in August 2015. In its 15th edition, the Anuário Valor 1000 (Valor 1000 Yearly Edition) shows the ranking of the 1,000 largest companies by net revenue, based on the IFRS balance sheet for the previous year.

As Empresas Mais Admiradas do Brasil (most admired companies of Brazil) – In October 2015, we ranked first in the “Retail Bank” segment in the 18th edition of the survey conducted by Carta Capital Magazine. In the overall ranking (irrespective of industry sectors) we ranked fifth.

Caboré 2015 – In November 2015, we were awarded the Caboré Award for Advertiser of the Year for the fifth time, maintaining our position as the most awarded company in this category. Created in 1980 by Meio & Mensagem newspaper, the Caboré Award is regarded as the most important award in the Brazilian advertising segment, acknowledging the professionals and companies who contributed to the development of the communications sector in Brazil.

Prêmio Aberje 2015 – In November 2015, we won a number of prizes at the 2015 edition of the Aberje Award, both at the regional and national levels. The winning projects were “90 years of Itaú Unibanco” in the “Historical responsibility and corporate heritage” category and "Urban mobility in Itaú: a cause beyond our little orange bikes” in the “Communication and relationship with government organizations” category. At the regional level, the highlight was the case named "The comics of memories – the history of 90 years of Itaú Unibanco told in comics”.

DataCenterDynamics Awards Brazil 2015 – In November 2015, we won the “Best Transformation Project in Data Center” award with “Itaú Unibanco: Transforming a data center into a power density environment”. In its 5th edition in Brazil, the DatacenterDynamics Awards recognizes innovation, leadership and original thinking in the Brazilian data center industry.

Our profile	A-19

Annual Report 2015

Cash Management Survey 2015 – In November 2015, we were selected by Euromoney magazine as the winner of the “Best cash manager in Brazil” award. The survey includes large, middle and small financial institutions in over 60 countries.

Company Reporting IFRS Annual Report Benchmarking – In 2015, we received the top ranking in the study “Company Reporting IFRS Annual Report Benchmarking”, for the third consecutive year. The study analyzes, on an independent, technical and detailed basis, the financial information disclosed by companies and their competitors. The report highlighted the fact that our financial information is consistently presented in line with regulatory requirements, and considered the quality of our financial information superior to that of our domestic and international peers.

IR Magazine Awards Brazil 2015 – Promoted by IR Magazine and the Brazilian Institute of Investor Relations (IBRI), the awards select the Brazilian companies with the best practices in Investor Relations, by means of an independent survey of portfolio managers and investment analysts, organized by the Getulio Vargas Foundation (FGV). This year, we have been acknowledged in three categories:

•	Best Investor Relations in the Financial Sector;
•	Best Use of Technology (largecap); and
•	Best Annual Report.

2015 Latin America Executive Team Rankings – Organized by Institutional Investor magazine, we were acknowledged in 9 out of 11 categories:

•	Best Investor Relations by the buy-side and sell-side;
•	Best CEO by the buy-side and sell-side;
•	Best CFO by the buy-side;
•	Best Investor Relations Professional: 1st place for one of our Investor Relations professionals by the buy-side and sell-side and 2nd place for one of our Investor Relations professionals by the buy-side; and
•	Best Investor Relations Meetings.

Recent Developments

Credit Intelligence Bureau

On January 21, 2016, we announced that our subsidiary Itaú Unibanco entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or CIB. The CIB will be structured as a Brazilian corporation (sociedade por ações) and the parties to the MoU will share its control, each of them holding a 20% equity ownership. The board of directors will be comprised of members appointed by the parties to the MoU and its executives will be exclusively dedicated to the business, preserving the independent nature of CIB’s management. The technical implementation of the CIB will be performed together with LexisNexis® Risk Solutions FL Inc., the technical partner selected to develop and implement the technical and analytical platform of the CIB, through a service rendering agreement. CIB’s incorporation is subject to the execution of definitive agreements, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities in Brazil.

Our profile	A-20

Annual Report 2015

Our history

Timeline

Itaú | **Unibanco**

Operating Authorization of Casa Moreira Salles – **1924**

1944 – Establishment of Banco Central de Crédito S.A.
1945 – Banco Central de Crédito S.A. started its operations

1940s to 1960s

Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A. Organization of BIB – Banco de Investimentos do Brasil

Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian Banks
Merger of Itaú América after the takeover of Banco da América

1970s to 1990s

Acquisitions of other financial institutions, such as Banco Nacional, making Unibanco one of the three largest financial institutions in Brazil

Takeover of Banco Aliança, a milestone for expansion in the Northeast region
Takeovers of domestic banks, such as Banco União Comercial, making Itaú the second largest private bank in Brazil
Acquisition of Banco Francês e Brasileiro S.A., predecessor to Itaú Personnalité
Acquisition of state banks Banerj and Bemge

2000s to 2010s

Takeover of Banco Bandeirantes and Credibanco, when the Unibanco was ranked among the five largest banks in Latin America and the thirdlargest private bank in Brazil

Acquisition of the state banks Banestado and Beg, of Banco Fiat and of the Brazilian operations of Bank Boston, which increased Itaú's presence in the high-income segment, and of BBA Creditanstalt, predecessor to Itaú BBA, the largest wholesale bank in Brazil

Itaú Unibanco

2008 Itaú and Unibanco merger

2009 Association with Porto Seguro

2012 Association with Banco BMG for payroll loan transactions and acquisition of total outstanding shares of Redecard

2013 Acquisition of 100% of the shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios S.A., including the brand "Credicard"

2015 Opening of the Technological Center, Latin America's largest green data center
Alliance with MasterCard Brazil Soluções de Pagamento Ltda. in the market of payment solutions in Brazil
Redecard S.A. acquired 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A.
Sale and Purchase Agreement for the acquisition of 81.94% of the capital stock of Recovery do Brasil Consultoria S.A.

Our profile	A-21

Annual Report 2015

Our history begins back in 1924, when Casa Moreira Salles, founded by João Moreira Salles in Poços de Caldas, Minas Gerais, received the letter patent issued by the national Government, which allowed it to operate as a banking section, i.e., as a correspondent of the state mainstream banks. This entity eventually became Unibanco.

On the other hand, Itaú was established about two decades later, in 1945, when Alfredo Egydio de Souza Aranha, a businessman in the textile industry, and his partner Aloysio Ramalho Foz founded Banco Central de Crédito S.A., which was located in downtown São Paulo.

Gradually João Moreira Salles passed the management of Casa Moreira Salles to his son Walther Moreira Salles, who took over in 1933 while he was still a law student. In 1959, Alfredo Egydio transferred the management to his nephew Olavo Setubal, who counted on the support of the founder's son-in-law, Eudoro Villela, in this new venture.

During their separate histories, Itaú and Unibanco exhibited a number of common attributes such as their concern for ethics and transparency in doing business, adherence to the law and appreciation of their employees. The two organizations also shared the same proximity to their clients by understanding their needs and their economic setting, thereby allowing the institutions to support businesses expansion by means of innovative services.

Pioneering in the dissemination of the use of technology to process banking transactions and services offered to clients, they made heavy investments in automation and support of modern operational centers. Moreover, the expansion on the basis of mergers, acquisitions and incorporations is another constant characteristic seen in the evolution of both banks.

Another element common to the two institutions was the support of arts and culture and the social and environmental responsibility that are manifested in Institute Moreira Salles and Instituto Itaú Cultural and, in the social realm, in Fundação Itaú Social and Instituto Unibanco.

After nine decades of history, we continue to follow the principles and values of those who laid the foundations of what we are and, like them, we remain focused on the future to build a better world for future generations. For this reason, sustainability is a concept that permeates our organization and is widespread in our culture.

Today we are one of the largest banks in the world with international operations and strong bases in Latin America. Our commitment to Brazil leads us to serve as an agent of transformation of the society by working for great causes, such as culture, education, sports and urban mobility, continuously seeking the common good and contributing to the country's development.

Our Vision

Our objective is to be the leading bank in sustainable performance and customer satisfaction. For us, sustainable performance means creating shared values for employees, customers, stockholders and society so as to ensure the longevity of our business.

Our Culture

One of the greatest challenges of the merger of Itaú and Unibanco was to disseminate a new corporate culture, both distinctive and unique, which respected the history of the two institutions.

Since the merger, we have succeeded in developing a solid corporate culture, Nosso Jeito de Fazer (Our Way of Making it Happen), which having been put into practice, has been instrumental in the achievement of significant results and has established our distinctiveness in the market. Today, after five years, we have moved on to another level where it is important to emphasize certain attitudes. Nosso Jeito (Our Way), made up of seven attitudes, encapsulates our culture and their practice is what we believe will make us a leading bank in sustainable performance and customer satisfaction.

OUR WAY_

1_it’s only good for us if it’s good for the client_

2_we’re passionate about performance_

3_people mean everything to us_

4_the best argument is the one that matters_

5_simple. always_

6_we think and act like owners_

7_ethics are non-negotiable_

Several initiatives reinforce the practice of these attitudes by our employees. These include (i) events related to corporate culture, which include the annual meeting with managers Encontro entre Líderes (Meeting among Leaders) and our Walther Moreira Salles Award; (ii) the behavioral attitudes incorporated into our employee performance evaluation, which are direct derivatives and the palpable result of Nosso Jeito attitudes; and (iii) campaigns conducted through our channels of communication.

In 2015, the Meeting among Leaders was held with an onsite audience of more than 5,700 of Itaú Unibanco Holding’s leaders in addition to another 3,700 via telepresence, where Pedro Moreira Salles and Roberto Setubal presented information regarding our results, the current economic context and our businesses, in addition to covering how we are preparing to meet new challenges. Our culture served as a backdrop to the entire presentation, embodying all that we have already achieved

Our profile	A-22

Annual Report 2015

and where we want to go. After the Meeting among Leaders, leaders who participated were delegated the task of disseminating the key messages in alignment with our vision and our corporate culture.

The meeting has taken place annually since 2010, representing a means of maintaining the organization’s leadership aligned with our strategy in what is an increasingly demanding market, and ensuring the continued commitment and engagement of all our employees.

Employees

The number of employees within the Itaú Unibanco Group decreased from 93,175 in 2014 to 90,320 in 2015. The decrease in the number of employees is a reflection of our natural turnover. The tables below show the total number of employees for the years ended December 31, 2015, 2014 and 2013, segmented by region (Brazil and abroad) and operating unit:

Employees	As of December 31,			Variation
(Brazil and abroad)	2015	2014	2013	2015-2014		2014-2013
In Brazil	83,481	86,192	88,783	(2,711)	(3.1)%	(2,591)	(2.9)%
Abroad	6,839	6,983	6,913	(144)	(2.1)%	70	1.0%
Argentina	1,607	1,679	1,696	(72)	(4.3)%	(17)	(1.0)%
Chile	2,539	2,563	2,542	(24)	(0.9)%	21	0.8%
Uruguay	1,170	1,176	1,180	(6)	(0.5)%	(4)	(0.3)%
Paraguay	799	789	731	10	1.3%	58	7.9%
Europe	216	233	256	(17)	(7.3)%	(23)	(9.0)%
Other	508	543	508	(35)	(6.4)%	35	6.9%
Total	90,320	93,175	95,696	(2,855)	(3.1)%	(2,521)	(2.6)%

Employees	As of December 31,			Variation
(by operating unit)	2015	2014	2013	2015-2014		2014-2013
Retail banking	72,815	75,143	77,881	(2,328)	(3.1)%	(2,738)	(3.5)%
Wholesale banking	16,468	16,940	16,705	(472)	(2.8)%	235	1.4%
Activities with the market and corporation	1,037	1,092	1,110	(55)	(5.0)%	(18)	(1.6)%
Total	90,320	93,175	95,696	(2,855)	(3.1)%	(2,521)	(2.6)%

The Turnover Rate is the ratio of employees hired to employees terminated (either voluntarily or not) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside of Brazil and those of Rede, or apprentices, expatriates, disability retirees, officers and interns).

Turnover Rate =	Total terminations
(Total employees at the beginning of the period + Total employees at the end of the period)/2

Our Turnover Rate for the year ended on December 31, 2015 was 10.6%. We invested in an employee redeployment program, which is intended to create in-house opportunities taking into account the availability of open positions and the professional profile of internal candidates.

The Relocation Center receives employees in times of career transition and those coming from areas undergoing restructuring, among others. The process consists in monitoring the employees that were indicated, accomplishing dynamic group or individual interviews, and connecting the employees with the opportunities available in all companies of the Group. As a result of this work, 309 employees at various levels of position were appointed to the Relocation Center in 2015, of whom 185 won new opportunities internally.

In 2015, most of the employee terminations occurred in the age group between 30 and 50 years old and the hiring of employees in the age group below 30 years old.

Compensation and Benefits

We have adopted market parameters and compensation strategies, which vary according to the business area of each employee. We periodically verify these parameters through the commissioning of salary surveys conducted by specialized consultants, participation in surveys conducted by other banks, as well as participation in specialized forums on compensation matters.

Fixed compensation under our compensation strategy takes into account the complexity of an individual’s work duties and such individual’s performance with respect to such duties. Employees' fixed compensation changes according to the policy on promotion and merit, which takes into consideration the seniority of the employees and their performance when carrying out their duties.

The variable compensation, in turn, acknowledges the level of dedication, the results achieved and the short-term, medium-term and long-term sustainability of such results.

Our profile	A-23

Annual Report 2015

In addition, employees are entitled to receive salary adjustments and are entitled to profit sharing, pursuant to the collective bargaining agreements applicable in the relevant jurisdictions.

Our share-based profit sharing plan, specifically designed for managers and senior managers, acknowledges those who stood out during the relevant year. The profit sharing plan includes grants of preferred shares (ITUB4) – or equivalent instruments, subject to the limits established by the Compensation Committee. Of such instruments, one third are delivered each year over a period of three years. The number of preferred shares or share based instruments granted is determined by the financial results of the organization/area as well as individual performance. The preferred shares or share based instruments are delivered on the same date as the final portion of the profit sharing payment, as determined in the relevant collective bargaining agreements. Compensation based on shares is not proportional to working time. The preferred share price is calculated using the average price of ITUB4 on BM&FBovespa in the preceding thirty days.

We also have an institutional program called the Partners Program (Programa de Sócios), comprised of members of management and employees, in each case approved by our Personnel Committee, having outstanding contributions and performance. Eligible employees are entitled to use part or their total annual variable compensation to purchase our preferred shares, or Own Shares. If they hold the ownership of these Own Shares for 3- and 5-year terms as from the initial investment, free of any liens or encumbrances and of other suspension conditions set forth in the program regulation, the return on investment will be made through the receipt of our preferred shares, or Partners Shares, also for 3- and 5-year terms. These Partners Shares will subsequently remain unavailable for 5- and 8-year terms as from the initial investment in Own Shares. The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

We provide several benefits established in the relevant collective bargaining agreements with unions, which represent many categories of employees. The conditions of such benefits are set forth in the relevant collective bargaining agreements (allowances for meals, nursery/nanny care for children, transportation, etc.). There are also additional benefits, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) psychosocial services, and (v) personalized treatment in the use of banking products and services. The granting of these benefits may vary according to the category of employees and/or market or regulatory considerations with respect to the relevant jurisdictions applicable to a particular employee.

Labor Relations

We maintain an ongoing dialog with the labor unions representing all our employees in different professional categories. Among our principles utilized in our relations with labor unions are respect, transparency and direct interaction. Our priority is to find creative and negotiated solutions to minimize possible differences and points of conflict involving our employees.

We guarantee our employees the right to free association and recognize the rights and privileges of those elected to executive positions in the unions in compliance with Brazilian law and the current collective labor agreements of each professional category, to which we are a party. In addition, we allow labor unions to run unionization campaigns and when requested, we hold meetings between unions, our managers and/or employees.

We maintain our commitment to prioritize collective negotiations and a permanent agenda of issues to be discussed with the unions. This agenda allows us to resolve conflicts more efficiently and reinforces our commitment to maintaining an ongoing relationship with labor entities.

All our employees in Brazil enjoy the support of collective labor agreements that guarantee rights in addition to those provided under applicable labor laws as well as other benefits that may be granted to our employees on a non-recurring basis in accordance with our policies.

During the collective negotiations involving bank employees in 2015, the financial sector was subject to a 14 business day strike, affecting an average of 37.7% of our branches. As with previous years, these stoppages did not result in losses for Itaú Unibanco, given that the movement was widespread, affecting the entire Brazilian financial system. Further, since a growing volume of operations are conducted through electronic channels, the impact of shutdowns on our operations was minimal, allowing our customers to use alternative channels to execute their operations with the bank.

During the collective negotiations of bank employees in 2014, our branches were subject to strikes for 5 business days, resulting in approximately an average of 25.4% of branches being closed during the period.

During the collective negotiations with bank employees in 2013, our branches were subject to strikes for 18 business days, resulting in approximately 31.6% of our branches being closed during this period.

All such protests and strikes, which affect our branches, have only had a partial impact since some of the branches are able to reopen during the course of the day and there has never been a total shutdown in our branch network.

Our profile	A-24

Annual Report 2015

Brand

Our brand aims to promote positive changes in the lives of people and in society. We deliver products and services – focused on our client’s needs – that reflect our continuous efforts to provide the best experience for everyone who interacts with us, every day. Our efforts to foster financial education permeate our entire organization and encourage people to have a more balanced relationship with their money by choosing the best type of credit and by planning their investments more efficiently. Our responsibility for the development of the nation is at the very heart of our brand, which is why, in addition to the transformation that is inherent to our core business, we also invest in projects related to education, culture, sports and urban mobility.

In 2015, we were once again ranked at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$24.5 billion. This is the twelfth consecutive year in which we have been at the top of this ranking. The analysis is based on our brand’s ability to generate financial results, influence the client selection process and ensure long-term demand.

The #issomudaomundo (#thischangestheworld) platform, which guides our causes and our investments in various projects, continues to illustrate our institutional campaigns. This year, with the Leia para uma criança (Read to a child) campaign, we reached an impressive milestone: over 45 million books were donated. This shows that we continue to mobilize clients and non-clients to make a difference in children’s lives.

Our capacity to inspire and engage people can also be seen on social media. We publish a series of articles and videos that express our point of view and tell stories that encourage people to implement positive changes in their lives. In 2015, we reached 192 million views, which means we remain the largest Brazilian brand channel on YouTube and the largest in the world from the financial sector.

Social media is increasingly important to our strategy. This year, we reached 7.6 million fans on Facebook. We have the largest Facebook community of any bank in the world and one of the 15 largest fan bases of any Brazilian brand, according to Socialbakers. Our Twitter profile has over 594 thousand followers, making us number one in the country’s financial sector. We also have 64.7 thousand followers on Instagram.

We continue to monitor all of our social media profiles 24 hours a day, 7 days a week. We have a specific structure to interact with the public on all matters related to Itaú: questions, suggestions, comments and complaints. We have received more than 549 thousand mentions on social media, 74% of which were positive and neutral comments, according to Gauge, a consulting agency that assists us in the analysis of social media data.

2015 was a special year for Itaú. We reinforced our positioning as a digital bank by combining innovative technology with our vision of making people’s daily lives easier through increasingly simpler financial transactions. We have started using emoticons in our communications to make the bank more relatable to people in their daily lives.

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

Main Stockholders

We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family.

Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially own less than 1% of our common shares and less than 1% of our preferred shares.

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

Our profile	A-25

Annual Report 2015

The table below presents information on the persons that, to our knowledge, held over 5% of our common or preferred shares as of March 31, 2016:

	Common Shares		Preferred Shares		Total
	Total Number		Total Number		Total Number
Stockholders	of Shares	% of Total	of Shares	% of Total	of Shares	% of Total

IUPAR – Itaú Unibanco Participacões S.A.	1,553,990,549	51.0	-	-	1,553,990,549	25.5
Itaúsa – Investimentos Itaú S.A.	1,178,125,199	38.7	102,620	-	1,178,227,819	19.4
BlackRock(1)	-	-	212,075,817	7.0	212,075,817	3.5
Dodge & Cox(1)	-	-	152,102,489	5.0	152,102,489	2.5
Others	314,921,655	10.3	2,517,366,116	82.4	2,832,287,771	46.3
Subtotal	3,047,037,403	100.0	2,881,647,042	94.4	5,928,684,445	97.2
Treasury stock	2,795	0.0	155,228,709	5.6	155,231,504	2.8
Total	3,047,040,198	100.0	3,036,875,751	100.0	6,083,915,949	100.0

(1) Share ownership information provided by stockholder.

As of March 31, 2016, 12,647,969 common shares and 1,932,291,275 preferred shares were held by non-Brazilian investors (calculated based on the investors’ addresses indicated in our records related to the shares that are in our custody), representing 0.4% and 67.1%, respectively, of the total of each class outstanding.

Ownership Structure

The following chart is an overview of the ownership structure of the Itaú Unibanco group as of March 31, 2016, which includes our controlling stockholders and some of our main subsidiaries:

(1) Excludes shares held in treasury and by our controlling stockholders.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2.4 a I - Summary of main practices for further information about our subsidiaries.

Our profile	A-26

Annual Report 2015

IUPAR stockholders’ agreement

Itaúsa and Cia. E. Johnston have a stockholders’ agreement that governs their relationship as controlling stockholders of IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/IUPARingles.pdf, for further details. Its main terms and conditions are described below.

The Board of Directors and the Board of Officers of IUPAR are composed of four members each: two members are nominated by Itaúsa and two members by Cia. E. Johnston for each one of these bodies. Pursuant to the IUPAR stockholders’ agreement, IUPAR shares held by Itaúsa and Cia. E. Johnston cannot be transferred to third parties until November 3, 2018. After this period, if any stockholder party to the IUPAR stockholders’ agreement decides to transfer its IUPAR shares to a third party, the other stockholders will have right of first refusal or tag-along rights. If both Itaúsa and Cia. E. Johnston decide to transfer all of their shares held in IUPAR or the total shares held by IUPAR in Itaú Unibanco Holding to third parties, Itaúsa may exercise its tag-along rights, so as to include in the sale all or part of the shares directly held by it in Itaú Unibanco Holding. All shares held directly by Itaúsa in Itaú Unibanco Holding may be freely transferred.

IUPAR stockholders’ agreement is effective for a 20-year period from January 27, 2009, and may be automatically extended for successive 10-year periods, except if otherwise indicated.

Transfer of control and increase of interest in the share capital

Subject to the provisions of the IUPAR stockholders’ agreement, our Bylaws do not contain any provision that is intended to delay, defer or prevent a change in our shareholding control or that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries. However, according to Brazilian regulation all such transactions must be carried out in accordance with procedures established by CMN and be previously approved by the Central Bank.

Brazilian legislation provides that acquisition of control of a publicly held company triggers the requirement for the acquiring party to make a tender offer for all outstanding common shares, at a price equivalent to at least 80% of the price per share paid to the controlling stockholders. Additionally, our Bylaws establish the same price rule for the holders of our preferred shares.

Such legislation also requires our controlling stockholders to make a tender offer for all of our shares if they increase their interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

Distribution Channels

We provide integrated financial services and products to our clients through a variety of distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage. Our portfolio of corporate products suited for large companies is managed by our wholesale banking segment.

Our distribution network is divided into standard channels, which include branches, Customer Site Branches (which are banking service centers located at certain corporate clients), or CSBs, Automatic Teller Machines, or ATMs, and telephones, and digital channels, such as internet banking and mobile banking. The volume of banking transactions carried out through internet and mobile channels has grown significantly in recent years.

Standard Channels (branches, CSBs and ATMs)

Our branch network serves as a distribution network for all of the products and services we offer to our clients. As of December 31, our standard branch network reach 3,910 branches. We have 25 branches in Brazil, especially refurbished for shopping malls, with a new visual identity and service proposal. The spaces present a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, these branches are open from 12 p.m. to 8 p.m., with exclusive service to our clients from 5 p.m. on. We intend to extend this concept in the next few years.

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

Our profile	A-27

Annual Report 2015

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

Digital Channels (internet and mobile banking)

As a result of our strategy to be a “digital bank” based on the profile of our clients, our transactions through digital channels have already reached 67% of our total client transactions in 2015, followed by new features that have been made available through this channel throughout the year.

The internet banking channel became important in recent years given the continuous growth in demand for online transactions. In a traditional bank, the customer goes to the bank, while in a digital bank the bank goes to the customer. Since 1998, we have been transforming the experience of our customers, offering convenience through services and products to our individual and corporate clients, such as money transfers, payments, credit, investments, insurance and others.

Mobile banking is our fastest growing channel and became one of the main channels for the bank, representing 59.7% of our customer base of digital channels in December 2015. One of our most important recent technological innovations has been in mobile banking applications, which allow clients to access their accounts and perform banking transactions using smartphones or tablets through applications designed with a focus on innovation, transaction effectiveness and high-level experience for the customer. In the fourth quarter of 2015, we had a significant increase of 32.2% in users in our mobile banking applications when compared to the fourth quarter of 2014. Accordingly, we are investing in our mobile banking channel across multiple applications, or apps. With the launch and updates, mobile phones have become increasingly better tools to meet the needs of our customers in a safe and practical environment. Recently, we launched the Itaú Pagcontas app, a unique application for the payment of bills, providing more convenience to our customers.

For our operations in Latin America, we also implemented the Itaú tokpag app for individual clients in Paraguay, an application that allows transfers of money using the mobile phone number quickly and safely.

The table below shows our branches, CSBs and ATMs network broken down by types of services provided and geographic distribution, as of December 31, 2015, 2014 and 2013:

Standard channels	Branches(1)			CSBs			ATMs
	2015(2)	2014	2013	2015	2014	2013	2015	2014	2013

Brazil	3,910	3,967	3,913	824	852	863	25,802	27,309	27,313
Abroad	228	229	227	23	22	22	610	607	587
Argentina	72	72	73	17	17	18	178	186	189
Chile	96	99	96	-	-	-	70	70	72
Paraguay	32	30	28	5	4	3	307	297	283
Uruguay	23	23	25	1	1	1	55	54	43
Other	5	5	5	-	-	-	-	-	-
Total in Brazil and abroad	4,138	4,196	4,140	847	874	885	26,412	27,916	27,900

(1)	Since December 31, 2014, total branches include digital branches and business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.
(2)	79.2% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

Our business

Overview

In 2015, we changed our organizational structure. The previous four segments (Commercial bank – Retail, Consumer Credit – Retail, Wholesale bank and Activities with the Market and Corporation) were reorganized and now consist of three segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. The Retail Banking segment now covers the former segments Commercial Banking – Retail and Consumer Credit – Retail, with the transfer of operations from Private Banking and Latam to the Wholesale Banking segment.

Our profile	A-28

Annual Report 2015

Through these new operational segments, we continue to provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:

The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú BMG Consignado. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees.

The Wholesale Banking segment is responsible for our private banking clients, the activities of Latin America units, our middle-market banking business, and the activities of Itaú BBA, which is the unit in charge of corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including through fixed and variable income instruments.

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

We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients.

Please refer to section Performance, item Financial Performance, Results, and section Performance, item Consolidated Financial Statements (IFRS), Note 34 – Segment Information, for further information about our segments.

The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with increased guarantees. We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing for growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Some details of our loan portfolio and services are presented as follows:

Credit Cards and Commercial Agreements

Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 60.3 million current and non-current account holders (in number of accounts as of December 31, 2015).

Our main goals in the credit card business are to continually grow our portfolio, improve its profitability, manage the quality of our assets and pursue the total satisfaction of our clients. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and on more efficient cost management.

The Itaucard 2.0 is the only credit card in Brazil consistent with the standard international interest model, which charges the revolving interest rates from the date of purchase instead of the invoice due date, allowing lower interest rates. A total of 6.7 million cards have been issued since its launch in August 2012.

In September 2014, we launched the TudoAzul Itaucard co-branded card in partnership with Azul Linhas Aéreas, one of the main airlines in Brazil. This action is aligned with our goal of offering a diversified portfolio, providing the best suited product to our clients. In February 2015, the TudoAzul Itaucard received an award from Flightglobal Magazine, one of the world’s leading commercial aviation publications, with respect to its loyalty awards. In selecting the winner of the award, Flightglobal took into consideration various aspects for this recognition, such as airplane tickets purchase and travel convenience, plus the traditional benefits already present in the Itaucard platform.

In November 2015, Itaucard and Netshoes, Brazil’s largest online provider of sports apparel, reached an agreement to launch a co-branded credit card that will offer benefits and exclusive discounts, in addition to a complete digital experience.

Itaucard has made innovations in the way it interacts with its Facebook followers by using more informal language, even using references to classic "memes". A new campaign uses "emoticons" to recreate popular videos from the Internet, aimed at disseminating the Digital Statement and the Itaucard chat application. The videos have been watched by over 4 million people, between June 2015 (launch of the campaign) and December 2015.

The Itaucard app has made strides in transforming the user experience with respect to its credit card. With new functionalities, it now has the Virtual Card, which generates a unique credit card number to be

Our profile	A-29

Annual Report 2015

used in an online transaction, bringing more security and practicality in the internet. Another new feature of the app is the Timeline, in which the purchases and transactions can be seen in real time. Live representatives are available to communicate by app chat 24 hours per day and are available for clients to ask questions and get the answers any time and anywhere they may be. The app was broadly marketed through a number of media platforms, between the end of October and beginning of November 2015, after which there was a 33% increase in the app downloads until December 2015.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors

Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with a 37.1% market share in the period from January to December 2015.	The Brazilian credit card market is highly competitive, growing 13.2% from January to December 2015 over the last four years, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços, or ABECS). Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and ABECS.

Payroll Loans

A payroll loan is a loan with fixed installments that is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account. Our strategy is to expand our activities in businesses with historically lower risk, achieving a leading position in the offering, distribution and sale of payroll loans in Brazil.

To expand this business and complement our strategy, on July 9, 2012 we entered into an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Itaú BMG Consignado, the entity used for purposes of this joint venture, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Itaú BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

Our strategy of higher growth in the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

This increase in payroll loans resulted in a higher share of payroll loans within the personal loan portfolio, from 21.8% as of December 2014 to 24.3% as of December 2015.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors

Payroll Loans	In December 2015, we obtained a market share of 16.6% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Vehicle Financing

As of December 31, 2015, our portfolio of vehicle financing to individuals amounted to R $20.1 billion. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 70.8% in December 2015, following a downward trend since the previous year, when the loan to value ratio reached 73.7% as of December 31, 2014. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which allowed us to improve the credit quality of our vehicle loan portfolio.

From January to December 2015, the average term of vehicle financing was 40 months, and half of the transactions were carried out with terms of up to 36 months.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors

Vehicles	In December 2015, we reached a market share of 11.8% in terms of loans to individuals among banks, positioning us as fourth in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brasil) S.A, Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Our profile	A-30

Annual Report 2015

Real Estate Financing and Mortgages

Our mortgage business is dedicated to:

•	Creating loyalty – the relationships established in this sector are typically long-term;
•	Contributing to the social and financial development of our clients; and
•	Being aligned with our strategy of investing in lower risk businesses.

We have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2015, which reflects our focus on this business aligned with our strategy of migrating to lower risk portfolios.

We offer products through our network of branches and brokers, as well as through our partnership with RE/MAX and our joint venture with LPS Brasil Consultoria de Imóveis S.A. (Lopes), called “Credipronto”. These two long-term agreements provide us with exclusive real estate financing origination at a greater number of locations throughout Brazil.

One competitive advantage we have is the speed of our credit approval process and in the formalization of the relevant loan documentation. As of December 31, 2015 the average time between finalizing a financing and our receipt of the requisite documentation was 13 days, which we believe is a significantly shorter time period than those of our competitors.

During the third quarter of 2015, we had the first fully digital mortgage contract process in which the customer uploaded the relevant documents and was able to monitor all steps of the process via the internet. This tool is available for use by account holders, which provides more agility and overall convenience in monitoring the process.

The number of mortgages we provided directly to individuals in 2015 was 34.1 thousand, for an aggregate value of R$10.5 billion in the period. In commercial loans, we financed 20.0 thousand new real estate units during 2015, for an aggregate value of R$3.4 billion.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through first mortgages and a system of mortgage liens (alienação fiduciária), pursuant to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. This system resulted in lower legal and credit risks compared to other types of guarantees.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

As of December 31, 2015, our outstanding loans to individuals were granted in the form of first mortgages and 99.6% were guaranteed by mortgage liens. In 2015, our entire credit origination was based on the constant amortization system and this portfolio loan to value ratio was 43.7% compared to 42.4% in 2014.

Euromoney’s Real Estate Survey – In September 2015, we were ranked first in three categories for Latin America and three categories for Brazil. This survey acknowledges the best companies operating in the real estate sector worldwide.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December, 2015, we were the leaders in new loans to individuals among Brazilian private banks, with 38.7% market share and, second place in terms of new loans to individuals, among all Brazilian banks, with a 19.2% market share.	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ABECIP.

Microcredit

Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers reach out to new and existing clients, offering loans (coupled with free loan-protection microinsurance), and point of sale, or POS, machines. Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. Our microcredit activities are split into two levels:

•	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer; and

•	2nd Tier Lending: loans to micro-entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit is part of our strategy to act as agents of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge

Our profile	A-31

Annual Report 2015

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

Since consortia do not charge interest rates, our revenues come mainly from the administration fee charged to clients.

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In December 2015, we reached the following results:

•	415.0 thousand in active contracts, with a growth of 3.3% when compared to December 2014;

•	R$11.8 billion in balance of installments receivables, with a growth of 8.0% when compared to December 2014; and

•	R$683.7 million in administration fees from January to December 2015, with a growth of 12.0% when compared to the same period of 2014.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Consortia Services Fees	In the period from January to September, 2015, we had a market share of 10.1% in total consortia services fees. Considering only banks, we are the second largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Adm. Consortia and BB Consortia.

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

We have experienced significant growth in the e-commerce facets of our merchant acquiring business. In September 2014, we acquired maxiPago!, a Brazilian electronic payment means company focused on e-commerce, for purposes of improving account safety and convenience to our customers, as well as otherwise maintaining our strong digital platform.

In October 2015, we acquired 50% of the capital stock of ConectCar, a company which operates in the payment services business that provides intermediation services for the automatic payment of tolls, gas and parking fees. The acquisition is in line with REDE’s strategy of developing innovative electronic payment channels with high growth potential in the Brazilian market, underscoring our commitment to quality in the services provided to our clients.

Our profile	A-32

Annual Report 2015

The following table sets forth the financial volume of transactions and the amount of transactions of credit and debit cards processed by us in 2015, 2014 and 2013:

	(In billions of R$)			(In billions)

	Financial Volume			Transactions
	2015	2014	2013	2015	2014	2013

Credit cards	249.7	231.6	208.8	2.0	1.9	1.8
Debit cards	133.4	125.9	113.8	2.0	2.0	1.9
Total	383.1	357.5	322.6	4.0	3.9	3.7

Prêmio Época ReclameAQUI 2015 (2015 Época ReclameAQUI Award) – In 2015, we were elected the company of the year in the “Electronic Means of Payment” organized by Época magazine and the Reclame Aqui consumer website. Also in 2015, REDE was selected as one of the 25 most valued brands in Brazil at the 2015 Brazilian Most Valued Brands survey conducted by Interbrand.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Merchant Acquirer	In the period from January to September, 2015, we reached a market share of 36.5% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet) and Banco Bankpar S.A. (American Express).

Source: Itaú Unibanco Holding and ABECS.

Other products and services portfolio

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans – and the wholesale channel. These products have characteristics such as a low loss ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues. Other insurance activities correspond to extended warranty, health insurance, our stake in IRB – Brasil Resseguros S.A. and other activities.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 11.1% of share in total insurance market based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December, 2015, positioning us as the third largest insurance provider in this segment in Brazil. Considering only our insurance core activities, our market share reached 14.3% of this market in the same period.	The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A. Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of November 2015, this industry consisted of approximately 154 insurance companies of various sizes, including 41 conglomerates and 48 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

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

The contributions reached R$17.3 billion from January to December 2015, mainly due to the increase in our VGBL product, and technical provisions, which increased 19.9% in the same period, totaling R$124.6 billion on December 31, 2015.

Our profile	A-33

Annual Report 2015

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Pension plans	In December 2015, our balance of provisions represented 23.4% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: FENAPREVI (Balance of provisions - Pension Plans for Individuals and Companies).

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership in premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2015, we distributed R$61.2 million in raffle prizes for 3,128 clients.

We currently market our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. Revenues from capitalization plans increased 5.2% in 2015 when compared to 2014.

Focusing in corporate responsibility principles, since August 2014 we maintain a partnership with Instituto Ayrton Senna, a non-profit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank's premium bonds, is provided to the Instituto Ayrton Senna’s education projects.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December, 2015, we had a market share of 12.9% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Retail Banking

We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients' needs. Our retail banking business is segregated according to customer profiles, which allows us to be closer and understand our customer's needs, enabling us to better offer the most suitable products to meet their demands.

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income up to R$4,000.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and below R$10,000 per month, depending on the region, an innovation for Brazil's banking sector. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits and a large team of dedicated relationship managers.

Our retail network is focused on building lasting, transparent relationships with our clients.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité)	In December 2015, we reached a market share of 12.4% based on total outstanding loan balance in reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Our profile	A-34

Annual Report 2015

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itaú Personnalité, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 288 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country, as well as through services by internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a "digital bank platform" where relationship managers service clients through telephone, email, SMS and videoconference from 7 a.m. to midnight on business days.

Itaú Empresas (very small and small companies)

To meet the needs of our corporate clients we offer customized solutions and provide detailed advice on all products and services to:

•	Very small companies: a client base comprised of companies with annual revenues up to R$1.2 million served by 2,153 banking branches with 2,417 managers as of December 31, 2015; and
•	Small companies: a client base comprised of companies with annual revenues from R$1.2 million to R$30 million served by 360 business offices with 1,772 managers as of December 31, 2015.

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

As was the case in 2014, improving our credit portfolio and reducing our overdue loans volume remained our goal in 2015; credit processes, policies and tools were enhanced and we intensified our revenue collection.

Focused on meeting our clients' needs, we expanded "Conta Certa," for more than 90% of our customers. "Conta Certa" provides an account plan with customizable service bundles, and we extended our offerings in electronic channels enabling clients to borrow and purchase a wide range of services without having to go to one of our branches. In 2015, more customers joined the "Flex" plan. With this plan, our customers have a different commercial regime, which allows them to receive their credit card sales proceeds within 48 hours after sale. In addition, we improved our integrated pricing loans, cash services and acquiring services.

Improving and simplifying our operational and commercial processes were also in our agenda as we worked on simplifying time-consuming processes such as current account opening and organized our operational and commercial units to function and report in a more standardized manner, resembling a franchise model.

Public Sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. In December 2015, we had 4,983 public sector clients and 12 offices in Brazil.

Wholesale Bank

Wholesale Bank is the segment responsible for banking operations of large (annual revenues over R$300 million) and middle-market companies (annual revenues from R$30 million to R$300 million) and investment banking activities. It offers a wide range of products and services to the largest economic groups of Brazil and of other countries in Latin America.

Our activities in this business range from typical operations of a commercial bank to capital markets transactions and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients' needs.

One of the most important features of our Wholesale Bank is the set of initiatives linked to improving efficiency in our operations. These continuous actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs, based on a high-quality service to our clients.

Investment Banking

Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity

Our profile	A-35

Annual Report 2015

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

The Banker's Investment Banking Awards 2015 - Promoted by The Banker magazine, Itaú BBA was recognized as the "Most Innovative Investment Bank in LatAm 2015".

World's Best Investment Banks 2015 - Organized by Global Finance, we were selected as the "Best Investment Bank in Latin America', "Best Investment Bank in Brazil', "Best Investment Bank in Argentina', "Best M&A Bank in Latin America" and "Best Equity Bank in Latin America".

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	In the period from January to December 2015, Itaú BBA ranked first in mergers and acquisitions(1). From January to December 2015, we ranked first in origination and second in distribution in debt capital markets transactions(2).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) Thomson ranking by number of deals. (2) ANBIMA ranking in terms of volume

Itaú Private Bank

With a full global wealth management platform, we are the market leaders in Brazil with a market share exceeding 26% and one of the main players in Latin America. Our multidisciplinary team of more than 650 professionals, which is comprised of 110 private bankers, as of December 31, 2015, supported by a team of investment advisers and product experts, provide comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers.

Aligned with our mission to be the leading company in client satisfaction and sustainable performance, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following Itaú Private Bank initiatives::

•	Being the Private Bank leader in client satisfaction;
•	Adding value to client and stockholders with a complete offering and long term proactive advisory services;
•	Continuing to invest in our international platforms to enhance Brazilian clients' experience and expand our operations in Latin America;
•	Increased operational efficiency of our platform through continuous investments in our IT platforms; and
•	Maintaining a focus on risk management and regulatory considerations.

Global Private Banking Awards 2015 - Sponsored by the Professional Wealth Management and The Banker magazines in October 2015, we were acknowledged for the fifth time as the "Best Private Bank in Brazil".

25th Global Wealth Summit & Awards - In October 2015, we were chosen for the fifth time as the "Outstanding Global Private Bank in Latin America', in the award promoted by Private Banker International.

The World's Best Private Banks 2015 - Organized by Global Finance magazine, we were recognized as the "Best Private Bank in Brazil" and "Best Private Bank in Latin America".

Private Banking Survey 2015 - Promoted by Euromoney magazine, we were recognized for the seventh time in the "Best Private Banking Services Overall in Brazil".

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Private Bank	In September 2015, our market share exceeded 26% in terms of assets under management, positioning us as the largest private bank in Brazil.	According to ANBIMA, the Private Bank industry in Brazil held assets totaling R$702 billion as of September 2015, with competition concentrated among large and well-established banks. Our main competitors in the private banking funds are BTG Pactual, Credit Suisse Hedging Griffo and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ANBIMA.

Our profile	A-36

Annual Report 2015

Itaú Asset Management

Itaú Asset Management is responsible for managing clients' assets. It has positioned itself as the largest private asset manager in Brazil, and one of the leading institutions of its kind in Latin America, by having over R$473.1 billion, according to ANBIMA, in assets under management, more than 260 professionals present in 8 countries, and over 50 years of experience in managing resources.

Furthermore, it has one of the biggest research teams in Latin America, which is composed of professionals focused on specific industries and investment strategies. The consistent investment in market research allows us to analyze investment opportunities in detail, under multiple perspectives. Through flagship strategies, we offer a range of customized products and solutions, tailored to the uniqueness of each client segment, considering different investment objectives and risk profiles. Besides, we have a committed risk management team, responsible for the support of the operation.

Kinea, an alternative investments management company of Itaú Unibanco, held R$6.9 billion in managed assets at the end of 2015.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	In December 2015, we had a market share of 15.9% in terms of assets under management, positioning us as the second asset management in Brazil.

According to ANBIMA, the asset management industry in Brazil held assets totaling R$2,983 billion as of December 2015, with competition concentrated among large and well-established retail banks.

Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: ANBIMA.

Securities Services

Itaú Securities Services business units provide

(i) local custody and fiduciary services,

(ii) international custody services, and

(iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider for institutional clients by offering integrated solutions and an exclusive channel with specialized professionals. To be efficient, these businesses have the technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 3,429 clients in 22 countries that reached R$2.3 trillion of assets under service as of December 31, 2015, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	In December 2015, we had a market share of 26.6% based on total assets under local custody, positioning us as the second largest local custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$3,405 billion as of December 2015. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.
International Custody Services	Our market share in December 2015 was 13.0% in terms of total assets under international custody, positioning us as the third largest international custodian.

Based on ANBIMA, the international custody service in Brazil totaled R$1,038 billion of assets as of December 2015.

Our main competitors are Banco Citibank S.A., JP Morgan's Securities Services and Banco Bradesco S.A.

Corporate Solutions

In December 2015, we had a leading position as a provider of agent and registrar services to 222 companies listed on BM&FBovespa, which represents 61.8% of companies listed on that exchange.

Moreover, we were leader as transfer agent with 492 debentures offerings in the Brazilian market, representing 51.6% of the debentures market in Brazil.

Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

Source: Itaú Unibanco Holding, ANBIMA and BM&FBovespa.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services in BM&FBovespa since 1965. We provide retail brokerage services in Brazil to over 97 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$29 billion in trading volume. The brokerage services are also provided to international clients through our broker-dealer in New York.

Our profile	A-37

Annual Report 2015

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services(1)	Ranked third in Retail Brokerage Services by trading volume in December 2015.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A. and BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A.
Cash Equities(1)	Ranked sixth in Cash Equities by trading volume in the period between January and December 2015.	Main competitors: Credit Suisse Hedging-Griffo Corretora de Valores S.A., UBS Brasil Corretora, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos and Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.
Futures and Derivatives(1)	Ranked sixth in Derivatives and Futures by number of traded contracts in the period between January and December 2015.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Títulos e Valores Mobiliários Ltda. and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Títulos e Valores Mobiliários Ltda.
Research(2)	Ranked first Research House in Latin America.	Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Source: (1) CBLCnet, (2) Institutional Investor Magazine.

Our International Business

Itaú Unibanco Holding's Global Footprint

In Argentina, Chile, Paraguay and Uruguay, we offer commercial banking (retail) and wholesale banking with the main focus on commercial banking. In Peru, we have an Itaú BBA representation office and in Colombia we are gradually intensifying our presence through our corporate and investment banking operations.

Our profile	A-38

Annual Report 2015

Additionally, we have operations in Europe (France, Germany, Portugal, United Kingdom, Spain, and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and the Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, corporate and private banking clients.

Please refer to section Our Profile, item Employees, for further details about our number of employees abroad.

Please refer to section Performance, item Financial Performance, Results, Revenues from Operations in Brazil and Abroad, for further information.

Latin America

Latin America is a priority in our international expansion strategy due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the "Latin American Bank" becoming a reference in the region for all financial services provided to individuals and companies. We have expanded our business in the region in a sustainable manner over the past years and our priority now is to gain economies of scale, maintain a strong presence in the local retail markets and strengthen our relationships with local companies.

In order to support our more than 1.9 million clients, as of December 31, 2015 we had a network of 246 branches and client service branches (CSBs) in Latin America (ex-Brazil). In Paraguay, we had 45 non-bank correspondents, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2015, we also had 36 points of service through OCA S.A., our credit card operator in Uruguay. Please refer to section Our Profile, item Distribution Channels, for further details about our distribution network in Latin America.

Banco Itaú Argentina

We operate in Argentina since 1979, where we focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, we had a market share of 2.5% in terms of total outstanding loan balance in Argentine pesos, positioning us as the thirteenth private bank in Argentina.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.

Source: Central Bank of Argentina.

Banco Itaú Chile

Our business in Chile is mainly focused on retail and high-income clients, but we also operate with middle-market and large corporate clients. We started our activities in Chile in 2007, after Bank of America Corporation transferred the operations of BankBoston Chile and BankBoston Uruguay to us. In August 2014 we extended our agreement signed in 2011 obtaining a 100% interest in Munita, Cruzat & Claro, a leader in wealth management in Chile. The integration, through Itaú Private Bank, will be focused on the continuity of the relationship with clients. Accordingly, we reaffirm our commitment to the Chilean market and the aim to be the largest private bank in the Latin American market.

Itaú CorpBanca

In 2015, the merger of Itaú Chile with CorpBanca was approved by the Superintendency of Banks and Financial Institutions, or SBIF (Superintendencia de Bancos e Instituciones Financieras), in Chile. As a result, we have obtained all the required regulatory authorizations in Brazil, Chile, Colombia and Panama to complete the merger, which occured on April 1, 2016. This operation represents an important step in our strategy to expand our presence in Latin America, placing the bank in, what we believe to be, an outstanding position in Chile and Colombia, as well as diversifying our operations in the region.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, our market share was 5.6% based on total outstanding loan balance in Chilean pesos, positioning us as the seventh private bank in Chile.	Our main competitors are Banco Santander-Chile S.A., Banco de Chile S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.

Source: Superintendency of Banks and Financial Institutions.

Our profile	A-39

Annual Report 2015

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank's name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. Banco Itaú Paraguay's main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. We hold the leading position among banks in Paraguay in terms of results and deposits (data provided by the Central Bank of Paraguay, December 2015).

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, we had a market share of 15.6% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.

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

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2015, we had a market share of 19.4% based on total outstanding loan balance in Uruguayan pesos, positioning us as the third largest private bank in Uruguay.	Our main competitors are Banco Santander S.A, Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.

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

Our presence in Colombia is growing and now will be part of a larger operation as a result of the merger with Corpbanca.

Please refer to section Our Profile, item 2015 Highlights, Recent Developments, for further information about the merger of Banco Itaú Chile with CorpBanca.

Peru

In Peru, we have a representative office and we are considering increasing our activities in the corporate and investment banking segments, following the same strategy as in Colombia, in order to take advantage of the country's strong growth.

Mexico

Mexico will continue with research on local companies.

Itaú BBA International

Our banking activities carried out under the corporate structure of Itaú BBA International are mainly focused on two business lines:

•	Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, we meet the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and Europe. The services offered include the origination of structured financing, hedging, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.
•	Private Banking: under the corporate structure of Itaú BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high net worth Latin American clients.

Our profile	A-40

Annual Report 2015

Other International Operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in the Bahamas, New York and Cayman Islands, as well as through our other international operations.

We manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fund raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, Santiago, London and Hong Kong. We provide extensive research coverage of over 206 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

Competitive strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil

We believe that our brands are very strong and very well recognized in Brazil and that they have been associated with quality, reliability, and with our large portfolio of products, which help us maintain a low client turnover rate, especially among clients in the high-income segment. In 2015, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the twelfth consecutive time. Please refer to section Our Profile, item Brand for further information.

Large branch network in geographic areas with high economic activities

Our Brazilian branch network, while national in scope, is strategically concentrated in the southeast region of Brazil. Our branch network in other countries of the Southern Cone (Argentina, Chile, Paraguay, and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and benefit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our clients, which we see as one of our competitive strengths.

Additionally, we have refurbished branches, especially in shopping malls. These branches have a new visual identity and service proposition, offering a new concept of client service and a differentiated layout inspired by the design of a retail store. Shopping mall branches have extended hours, which offers added convenience for our clients. We have an extensive network, including branches, client site branches and ATMs in Brazil and abroad. Please refer to section Our Profile, item Distribution Channels for further information.

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

Technology and electronic distribution channels as drivers for sales

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. We invest in technology because we believe that it is how we will be able to improve the environment for our employees and clients. We focus our efforts on the development of platforms and services that use the best of technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

Our sophisticated technology supports certain remote banking capabilities (such as call centers and internet banking) and offers clients the ability to verify statements and perform transactions online or over the phone. In addition, our sales teams can access client credit scores with ease and credit proposals can be sent over the internet by any broker registered with our systems.

Our profile	A-41

Annual Report 2015

On December 31, 2015, we completed our IT investments planned for the period from 2012 to 2015, financed by internal funds. These investments were made in data processing systems, purchase of software, system development and in our new Data Center built in the State of São Paulo. Our Data Center, one of the largest in Latin America, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations.

Additionally, through our online platforms Uniclass and Personnalité Digital we expanded our client relationship model by allowing the relationship managers to offer personalized customer services from 7 a.m. to midnight, from Monday through Friday. We have also redesigned and are offering to our clients other digital channels such as our Itaucard and Itaú Empresas applications. Please refer to section Our Profile, item Distribution Channels, for further information about Personnalité Digital and other digital channels.

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

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. As of September 30, 2015, there were 132 multiple-service banks, 25 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of September 30, 2015, these banks accounted for 34.5% of the Brazilian banking sector's total assets. We also face competition from state-owned banks, which has increased. As of September 30, 2015, Banco do Brasil S.A., Caixa Econômica Federal, and BNDES accounted for 42.6% of the banking system's total assets.

The following table sets forth the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

Position	Banks by total assets(1)	Control Type	(In billions of R$) 2015	(%) As of December 31, % of Total
1st	Banco do Brasil S.A.(2)	state-owned	1.439,0	17,4
2nd	Itaú Unibanco Holding S.A.	privately-owned	1.285,4	15,6
3rd	Caixa Econômica Federal	state-owned	1.203,8	14,6
4th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	925,9	11,2
5th	Banco Bradesco S.A.	privately-owned	905,1	11,0
6th	Banco Santander Brasil S.A.	privately-owned	681,7	8,3
7th	Banco BTG Pactual S.A.	privately-owned	241,7	2,9
8th	HSBC Bank Brasil S.A.	privately-owned	175,1	2,1
9th	Banco Safra S.A.	privately-owned	147,6	1,8
10th	Banco Citibank S.A.	privately-owned	76,0	0,9
n.a.	Others	n.a.	1.181,1	14,3
	Total		8.262,3	100,0

(1) Based on banking services, except insurance and pension funds.

(2) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.

Source: Central Bank (Top 50 Banks in Brazil).

Our shares

	Symbol		Corporate
Stock Exchange	Common Share	Preferred Share	Governance Level

Securities, Commodities and Futures Exchange (BM&FBOVESPA)	ITUB3	ITUB4	Level 1

New York Stock Exchange (NYSE)	-	ITUB(1)	Level 2

Buenos Aires Stock Exchange (BCBA)	-	ITUB4(2)	-

(1) American Depositary Shares, or ADSs.

(2) Argentine Certificates of Deposits, or CEDEARs.

Our profile	A-42

Annual Report 2015

Common shares entitle the holder to one vote at our general stockholders' meetings. The voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares.

Preferred shares are nonvoting but entitle the holder to:

•	priority to receive mandatory dividends, in the amount of R$0.022 per share, non-cumulative with minimum dividend; and
•	tag-along rights in the event of sale of a controlling stake, assuring a price equal to 80% of the amount paid for the controlling stockholders' common shares.

Brazilian Corporate Law sets forth that preferred stockholders may vote when the company does not pay fixed or minimum dividends to which they are entitled for the period established in the company's Bylaws, which may never exceed three consecutive fiscal years. The preferred stockholders maintain such right until the payment is made if these dividends are not cumulative or until cumulative dividends are paid.

The creation of a new class of shares with priority over preferred shares, as well as any change in preference or in rights associated with preferred shares, must be approved by at least 50% of common shares and also approved by stockholders representing the majority of preferred shares in a special general meeting. Please refer to section Our Governance, item Management Structure, Annual General Stockholders' Meeting, for further information about the procedures for calling general and special stockholders meetings.

The following table sets forth the high and low market closing prices for the preferred shares for the periods indicated:

	(In R$)		(In US$)		(In US$)
	Per Preferred Share (ITUB4)(1)		Per Preferred Share (ITUB4)		Per ADS (ITUB)(1)
Preferred share closing price	High	Low	High	Low	High	Low
2016 (through April 27, 2016)	31.71	23.07	9.52	5.56	9.64	5.49
January	25.34	23.07	6.32	5.56	6.29	5.49
February	25.47	23.25	6.37	5.82	6.43	5.77
March	33.20	26.58	9.16	6.66	9.14	6.70
April (through April 27, 2016)	33.71	29.50	9.52	8.03	9.64	8.02
2015	35.57	25.81	15.21	7.23	12.30	6.32
October	29.75	26.00	7.72	11.66	7.77	6.68
November	29.35	27.42	7.92	7.23	8.12	7.08
December	29.15	26.33	8.36	6.74	7.76	6.49
First quarter	33.54	29.77	13.33	9.51	12.30	9.45
Second quarter	35.57	29.82	15.21	9.62	12.07	9.51
Third quarter	31.84	25.81	10.20	7.30	10.18	6.32
Fourth quarter	29.75	26.00	7.72	11.66	8.12	6.49
2014	37.49	24.18	16.65	10.02	16.65	9.88
First quarter	28.02	24.18	12.38	10.02	12.28	9.88
Second quarter	31.35	28.14	14.05	12.64	14.01	12.39
Third quarter	37.49	28.69	16.65	12.96	16.65	12.62
Fourth quarter	36.35	29.09	14.31	11.48	14.65	10.86
2013	28.60	22.15	13.12	9.78	14.31	9.66
2012	29.00	20.32	16.10	10.18	16.35	9.84
2011	30.50	19.20	18.25	12.00	18.44	11.04

Source: Economatica System.

(1) Historical prices are adjusted by corporate actions.

The graph on the side shows the evolution of R $100 invested from December 29, 2005 to December 30, 2015, comparing our preferred share (ITUB4) price, with and without reinvestment of dividends, to the performance of Ibovespa and CDI.

Information for the Investor

Adoption of Multiple Voting

Under Brazilian Corporate Law and CVM's regulation, stockholders that represent at least 5% of share capital with voting rights may demand a multiple voting process up to 48 hours before a general stockholders' meeting. Each share will be entitled to as many votes as the members of the board being elected, and the stockholder has the right to concentrate votes in one candidate or distribute them among several candidates. The presiding officer must inform the stockholders in advance about the number of votes required for the election of each member of the Board of Directors.

Whenever the election of the Board of Directors is held under the multiple vote process and the common or preferred stockholders exercise their right of electing one director, the controlling stockholder will have the

Our profile	A-43

Annual Report 2015

right to elect directors in the same number as those elected by the other stockholders plus one, regardless of the number of directors that, according to our Bylaws, compose the board.

Additionally, as our Bylaws do not provide for staggered intervals, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a multiple voting process, the removal from office of any of our directors by our stockholders, at a stockholders’ meeting will result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of directors, Brazilian Corporate Law provides that despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

Preemptive right, capital increase and payment for subscribed shares

Each stockholder has the preemptive right to subscribe for shares in any capital increase, in proportion to his equity interest, except in specific cases, in compliance with Brazilian Corporate Law.

Our Bylaws authorize the Board of Directors to increase our share capital up to a limit of 7.986 billion shares, of which 3.993 billion must be common shares and 3.993 billion must be preferred shares (authorized capital). Up to the limit of our authorized capital, the issuance of our shares may be made without considering our stockholders’ preemptive rights if (i) made for the sale on a stock exchange; (ii) by a public subscription; and (iii) exchange for our shares in a public offering for the acquisition of our control. Regardless of this provision, all increases in our share capital must be ratified by our stockholders and approved by the Central Bank.

After the approval of the capital increase by the Central Bank, a stockholder must pay the value corresponding to the subscribed shares under the terms established in the subscription documentation related to that capital increase. A stockholder that fails to make payment under the terms of the subscription documentation will be deemed to be in default, in accordance with Brazilian Corporate Law.

Brazilian legislation does not provide for liability in capital calls, therefore the ownership interest of our stockholders may be diluted if they decide not to exercise their preemptive rights to subscribe shares in cases of capital increase.

Form and Transfer

Our shares are book-entry and Itaú Corretora de Valores S.A. is our bookkeeping service provider. Therefore, the shares issued by us are to be kept in deposit accounts, under the investor’s name.

As an alternative, the investor may also deposit shares in the BM&FBovespa via a custodian institution authorized by the CVM. In such case, the BM&FBovespa, as central depositary, holds the shares under its name but controls the ownership of the securities through a structure of deposit accounts kept under the investors’ name. There is no distinction in the rights and obligations of stockholders, regardless of whether their shares are deposited with a broker-dealer or with BM&FBovespa.

Redemption and withdrawal rights

Our common shares and our preferred shares are not redeemable, except upon delisting. Pursuant to Brazilian Corporate Law, however, the approval of certain matters entitles a dissenting stockholder to withdraw from the company, such right expiring thirty days after publication of the minutes of the applicable stockholders’ meeting. This withdrawal may occur under certain conditions upon reimbursement of the value of such holder’s shares, calculated based on criteria set forth under Brazilian Corporate Law. Also, in accordance with Brazilian Corporate Law, we are entitled to reconsider any resolution that gives rise to a withdrawal within ten days following the expiration of the withdrawal period, if such exercise of withdrawal rights jeopardizes our financial stability.

Withdrawal rights are not available to stockholders whose shares have liquidity and are actively traded in the stock market in cases of merger or takeover or in case the company elects to take part in a group of companies.

Common and preferred shares should be reimbursed upon cancellation of their registration at their value, calculated based on the criteria set forth under Brazilian Corporate Law. If the resolution that gave rise to withdrawal rights was approved more than 60 days after the date when the last balance sheet was approved, the stockholder may demand that his shares are redeemed at a value based on a new balance sheet, dated up to 60 days after the date of the general meeting.

In the United States

Our preferred shares have been traded on the NYSE in the form of ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of March 30, 2009, effective as of April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at 225 Liberty Street, New York, New York 10281.

Our profile	A-44

Annual Report 2015

ADS holders have no stockholder rights, which are governed by Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our stockholders and the depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York law.

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

Please refer to section Attachments, item Considerations for ADS holders for further information.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs to the depositary:

Event	Fees
Issuance(1) or cancellation for the purpose of withdrawal(2) of ADSs	US$5.00 (or less) per 100 ADSs (or portion thereof) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADSs.
Any cash distribution	US$0.02 (or less) per ADS (or portion thereof).
Depositary services	US$0.02 (or less) per ADS (or portion thereof) per calendar year (in addition to cash distribution fee of US$0.02 per ADS during the year).

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

Moreover, taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADS (for example, stock transfer taxes, stamp duty or withholding taxes) as necessary would be payable by holders of ADSs. Any other charges incurred by the depositary or its agents for servicing the deposited securities are not currently made in the Brazilian market.

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls, as well as to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors, depositing shares or surrendering ADSs in case of exercise of withdrawal rights or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services subject to fees until its fees for those services have been paid.

Our profile	A-45

Annual Report 2015

In 2015, we received from the depositary US$21.4 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

In Argentina

We also issue CEDEARs, which represent shares of foreign companies traded in Argentina. Our CEDEARs are backed by our preferred shares and they are listed at the BCBA, which is a not-for-profit self-regulatory private association. The BCBA is responsible for registering business and publishing quotations and volume of transactions. Its inspection authority permits, among other measures, the suspension of the trading session whenever it is deemed to be necessary to control or prevent unusual variations in quotations.

Stockholders' Payment

Our Bylaws establish the distribution to stockholders of mandatory dividends equivalent to 25% of our net income calculated for each fiscal year, adjusted by the decrease or increase of amounts related to legal reserve, to reserve for contingencies and to its reversal related to prior years.

The mandatory dividend may be paid as dividends or interest on capital. The main difference between these forms of payment is tax-related. The payment of dividends is tax-free for stockholders.

The payment of interest on capital is subject to withholding income tax at a 15% rate, or 25% if the stockholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime.

The amount paid to stockholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such cases, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. Please refer to section Attachments, item Considerations for ADS holders, Taxation for the ADS Holders, for further details.

Our Stockholder Remuneration Policy, approved by our Board of Directors, establishes the monthly payment of R$0.015 per share as an advance mandatory dividend. The date used in Brazil as a reference to determine which stockholders are entitled to receive the monthly dividend is determined according to the shareholding position registered on the last day of the preceding month. With respect to our ADSs, however, the date used to determine the stockholders that are entitled to receive the monthly dividend is three days after the Brazilian reference date. In both cases, monthly dividends for a given month are paid on the first business day of the next month.

Once our net income is calculated, we intend to pay the difference between the mandatory dividend, calculated as mentioned before, and the accumulated amount of advanced monthly dividends. Additionally, our Board of Directors may declare interim dividends, which will be submitted for ratification at our annual stockholders’ meeting.

A stockholder may claim payment of any dividend for a period of three years counted from the dividend payment date. After this period we have no responsibility for such payment.

Stockholders not residing in Brazil must register with the Central Bank so that dividends, interest on capital and other amounts related to their shares can be remitted abroad in a foreign currency.

Currently, we pay dividends and interest on capital equivalent to or higher than the mandatory dividends, but this may not continue to happen if our stockholders decide that such distribution is not advisable in view of our financial condition. In this case, if our Fiscal Council is constituted, it must issue an opinion about that decision, and management must present a report to the CVM detailing the reasons for the suspension of the dividend payment. Profits not distributed due to a suspension of the dividend payment must be allocated to a special reserve and, if it is not absorbed by losses in subsequent years, it must be paid as dividends as soon as our financial position so permits.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21, b, and section Our Risk Management, item Regulatory Environment, Implementation of Basel III in Brazil.

ADS holders’ Payment of Dividends

Preferred shares underlying ADSs are kept in Brazil by the custodian, Itaú Unibanco, which is the owner recorded in the register service of our preferred shares. The depositary of our ADS program is The Bank of New York Mellon. The payments of dividends and distributions in cash for our preferred shares underlying the ADSs are made directly to the depositary bank abroad, which is responsible for passing them on to the stockholders within an average period of 10 days after payment is made in Brazil. The amount received by the ADS holder may be reduced if we, the custodian or the depositary are required to retain an amount related to taxes and other government charges.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21 – Stockholders’ equity, for further information about dividends and shares outstanding.

On August 3, 2015, our Board of Directors declared the payment of interest on capital, in the amount of R$0.3460 per share (or R$0.2941 per share, net of taxes) which was paid out on August 25, 2015 to all stockholders of record as of the close of trading on August 12, 2015.

Our profile	A-46

Annual Report 2015

On November 26, 2015, our Board of Directors declared interest on capital in the amount of R$0.20900 per share (or R$0.17765 per share, net of taxes) to all stockholders of record as of the close of trading on December 9, 2015. On February 1, 2016, our Board of Directors declared interest on capital in the amount of R$0.4564 per share (or R$0.38794 per share, net of taxes) to all stockholders of record as of the close of trading on February 18, 2016. Payment of both such declared payments of interest on capital will be paid out on February 29, 2016.

10% bonus for Itaú Unibanco shares

In July 2015, for the third consecutive year, we granted a 10% bonus for our shares and our stockholders received a new share for every ten shares of the same type held by them.

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

CONTACTS
Shares Program
Bookkeeping service	Itaú Corretora de Valores S.A.
3003 9285 (capitals and metropolitan areas) or
Phone	0800 720 9285 (further areas) (Brazilian callers) or
+55 11 3003 9285 (Non-Brazilian callers)
E-mail	investfone@itau-unibanco.com.br
Site	www.itaucorretora.com.br
Specialized branches adress	www.itaucustodia.com.br/agencia_enderecos.htm
ADS Program
Depositary bank	The Bank of New York Mellon
Phone	1 888 BNY ADRS (1 888 269 2377) (U.S. callers) or
+1 201 680 6825 (Non-U.S. callers)
E-mail	shrrelations@bnymellon.com
Site	www.bnymellon.com/shareowner
CEDEAR Program
Depositary bank	Banco Itaú Argentina
Investor Relations	Itaú Unibanco Holding S.A.
Phone	+55 11 2794 3547
E-mail	investor.relations@itau-unibanco.com.br
Site	www.itau.com.br/investor-relations

2016 CORPORATE CALENDAR
Annual General Stockholders’ Meeting	April 27, 2016
Earnings Release – First Quarter, 2016	May 3, 2016
Earnings Release – Second Quarter, 2016	August 2, 2016
Earnings Release – Third Quarter, 2016	October 31, 2016

Our commitment to best practices in corporate governance is directly related to our focus on stockholders and investors, transparency and accountability. We are particularly focused on platforms for communication with these groups and are continuously investing to upgrade channels and the quality of our services.

To encourage communications with and further strengthen our relationship with our stockholders, capital market investors and analysts, we disclosed the organization's results, strategies and perspectives, in public meetings that drew approximately 2.7 thousand attendees in several cities that were held in partnership with the Association of Capital Markets Investment Analysts and Investment Professionals (Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais, or APIMEC). In 2015, we held 22 meetings and took part in 30 conferences and 9 road shows in Brazil and abroad.

We held 4 quarterly conference calls during 2015, in each case on the day after each quarterly earnings release. All calls are transmitted in real time in Portuguese and English and may be accessed by telephone or on the Internet.

Our corporate information is posted on our Investor Relations website (www.itau.com. br/relacoes-com-investidores). In addition, our bank was the first Brazilian bank to have an IR profile on Twitter (@itauunibanco_ri) and a Facebook page (facebook.com/itauunibancori).

Our profile	A-47

Annual Report 2015

Credit ratings

We subscribe to independent credit rating agency reviews by Fitch Ratings, Moody’s and Standard&Poor’s (S&P). These ratings assess our credit worthiness and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance, besides government and/or group support.

Credit Ratings(1)
As of December 31, 2015	Fitch Ratings	Standard&Poor's	Moody's
Itaú Unibanco Holding S.A.
Short Term	F3	B	NP
Long Term	BBB-	BB	(P) Ba1(2)
Outlook	Negative	Negative	Ratings Under Review
Itaú Unibanco S.A.
Short Term	F3	B	P-3
Long Term	BBB-	BB	(P) Baa3(3)
Outlook	Negative	Negative	Ratings Under Review

(1) International Scale Foreign Currency Ratings.

(2) Refers to Itaú Unibanco Holding S.A. Senior Unsecured Debt Rating. Moody's does not assess Deposit Ratings to Itaú Unibanco Holding.

(3) Refers to Itaú Unibanco S.A. Senior Unsecured Debt Rating. Itau Unibanco S.A. Long Term Deposit Rating is Baa3.

In April 2015, as a consequence of Fitch Ratings’ revising the ratings outlook for Brazil (sovereign) from stable to negative, the agency also revised the ratings of 20 Brazilian financial institutions, including Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA, whose international scale ratings (except for the ratings with respect to Long Term Foreign Currency, which were affirmed as BBB+) were downgraded by one notch and had their long term international scale ratings outlooks revised from stable to negative.

In May 2015, prompted by the publication of its new global methodology for banks that occurred in March 2015, Moody’s completed a review and announced ratings actions on nine Brazilian banks, including downgrades in the ratings of Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA.

In June 2015, S&P began assigning ratings to Itaú Unibanco. The ratings and outlook are equal to those of Itaú Unibanco Holding, on account of Itaú Unibanco’s status as a “core” subsidiary of the Itaú Unibanco Group.

In August 2015, due to the Moody’s downgrade of Brazil’s sovereign credit rating in the same period, the rating agency announced the change in the ratings of 14 Brazilian financial institutions, including Itaú Unibanco and Itaú Unibanco Holding. Brazil’s sovereign credit ratings, however, maintained an investment grade.

In September 2015, Standard & Poor’s downgraded Brazil’s ratings to below investment grade. As a result, the rating agency also announced reviews of the ratings in a global scale of 13 Brazilian financial institutions, including Itaú Unibanco and Itaú Unibanco Holding, which also were downgraded to speculative grade.

The long term foreign currency rating of both Itaú Unibanco Holding and Itaú Unibanco was lowered to BB+ with a negative outlook.

In October 2015, Fitch Ratings’ announced the downgrade of Brazil’s sovereign credit rating and, as a consequence, the rating agency also reviewed the ratings of 17 Brazilian financial institutions, including Itaú Unibanco and Itaú Unibanco Holding. However, the ratings of Brazil, Itaú Unibanco and Itaú Unibanco Holding were kept at investment grade, albeit with a negative outlook.

In December 2015, Moody’s changed the outlook on Brazil’s sovereign bond ratings from ‘stable’ to ‘ratings under review for downgrade’, and also placed on review for downgrade the ratings of multiple Brazilian financial institutions, including Itaú Unibanco Holding and Itaú Unibanco.

Also in December 2015, Fitch Ratings’ announced the downgrade of Brazil’s sovereign rating to below investment grade and subsequently announced various rating actions with respect to a number of Brazilian financial institutions, including Itaú Unibanco and Itaú Unibanco Holding Nevertheless, the ratings of Itaú Unibanco and Itaú Unibanco Holding were kept at investment grade, albeit with a negative outlook.

These reviews are related to the sovereign ratings and are not specific to the individual conditions of the banks. The ratings of Itaú Unibanco continues to be rated investment grade by Fitch Ratings’ and Moody’s. Itaú Unibanco Holding continues to be rated investment grade by Fitch Ratings.

Subsequent Events

In mid-February 2016, Standard & Poor’s downgraded Brazil’s ratings again. As a result, the rating agency also announced reviews of the ratings of 44 Brazilian financial services institutions, including Itaú Unibanco and Itaú Unibanco Holding, which were also downgraded.

Following Moody’s downgrade of Brazil’s sovereign bond rating from Baa3 to Ba2, with a negative outlook, on February 24, 2016, Moody’s announced on February 25, 2016 that it had downgraded ratings assigned to 31 Brazilian banking entities, including Itaú Unibanco and Itaú Unibanco Holding. According to Moody’s, the affected ratings were constrained by the sovereign rating because of the relevant issuers’ close economic linkages to the government.

Our profile	A-48

Annual Report 2015

Our governance

Our practices

The adoption of good corporate governance practices adds value to a company, facilitates its access to capital and contributes to its longevity. Therefore, we have adopted corporate governance practices aligned with best practices adopted in the Brazilian and foreign markets. Furthermore, we comply with the corporate governance rules issued by the Central Bank and the CVM. We seek constant development of our management policies and mechanisms so as to ensure excellence in our practices and sustainable growth for our company.

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

In December 2015 we were, for the first time, selected as a portfolio company to be included in the Euronext Vigeo Sustainability Index: Euronext Vigeo – Emerging 70. The index is made up of 70 companies, selected from approximately 900 listed companies in developing countries. Companies selected for the index reflect those with the best corporate responsibility performance according to ratings assigned by Vigeo. The index’s constitution is reviewed twice annually, in June and December. Inclusion in Euronext Vigeo – Emerging 70 reflects our long-term commitment to ethical business behavior, compliance with the law, corporate governance, and social, cultural and environmental responsibility. Please refer to section Our Profile, item 2015 Highlights for further information about our awards and recognition.

We have adopted a Code of Ethics that applies to all of our employees, directors and officers. Our Code of Ethics is based on principles that support a corporate culture focused on valuing people, on strict compliance with rules and regulations and on a permanent pursuit of development. Please refer to www.itau.com.br/_arquivosestaticos/RI/ pdf/Itaucode.pdf for our Code of Ethics.

Additionally, we have adopted the Policy of Material Information Disclosure, which deals with the public disclosure of material information pursuant to CVM regulation. We also have adopted a Policy on Trading of Securities, which restricts the trading of securities during certain periods and requires the disclosure of all transactions carried out by the management with our securities, as permitted by CVM regulation. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/ en/ENGLISHpolitica_gc.pdf for our governance principles and practices we adopt.

Over the course of our history, as part of our corporate governance initiatives, we have made several decisions regarding the improvement of the disclosure of our information and the protection of minority stockholders rights. For example, we are listed as a publicly held company on BM&FBovespa and, in 2001, we were one of the first companies to voluntarily adhere to Corporate Governance Level 1 of the BM&FBovespa. In 2002, we listed our Level 2 ADSs on the NYSE, complying with both the SEC’s rules and other U.S. legal requirements, such as the Sarbanes-Oxley Act of 2002.

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

Our governance	A-50

Annual Report 2015

Management structure

Our management is structured so as to ensure that matters are extensively discussed and decisions are made on a collective basis. The chart and text below presents our management bodies, their main functions and the management members that compose them.

Annual General Stockholders’ Meeting

and Extraordinary Stockholders’ Meeting

Our Annual General Stockholders’ Meeting is our highest decision-making body, which gathers stockholders on a regular basis before the end of April of each year and, on a special basis, whenever corporate interests so require.

It is the responsibility of our Board of Directors to call a stockholders’ meeting. The first notice of the stockholders’ meeting must be published no later than fifteen days before the date of the meeting on the first call. Brazilian Corporate Law establishes that under specified circumstances, the meeting may also be convened by the fiscal council or any stockholder.

The notice of a stockholders’ meeting must be published three times, on different dates, in official newspapers widely circulated in São Paulo, our principal place of business, setting forth the place, date and time of the meeting, the meeting’s agenda and, in the event of an amendment to our Bylaws, a description of the proposed change.

In addition to the requirements of Brazilian Corporate Law, we also publish notices in three different languages (Portuguese, English and Spanish) on our website and email our subscribed investors and stockholders, as well as through CVM, BM&FBovespa, the SEC, the NYSE and the BCBA.

As a general rule, Brazilian Corporate Law provides that a quorum for a stockholders’ meeting consists of stockholders representing at least 25% of a company’s issued and outstanding voting share capital, on the first date the meeting is called for, and, if a quorum is not reached, any percentage of the company’s voting share capital on a second date the meeting is called for. Generally, our meetings are held with a quorum representing approximately 90% of our voting share capital.

In order to attend a stockholders’ meeting, stockholders must present an identification document. A stockholder may be represented at a stockholders’ meeting by a proxy appointed less than a year before the meeting. The proxy must be a stockholder, an officer of the company, a lawyer or a financial institution. Investment funds must be represented by their investment fund officer.

Since 2012, we made available an “Online Meeting” tool. This tool is an electronic voting platform that provides stockholders with more accessibility, allowing them to exercise their voting rights in advance, from any place.

Board of Directors

Our Board of Directors is the body responsible for establishing the general guidelines of our business, including our controlled companies, and is elected annually by our stockholders.

Board members must act impartially, in compliance with pre-established rules, so as to prevent conflicts of interest. Such rules include:

•	not taking part in resolutions related to matters in which the director’s interests conflict with our interests. The director must inform the Board of Directors about the conflict of interest as soon as the matter giving rise to such conflict is included in the agenda or proposed by the Chairman of the Board, and in any event, before the beginning of any discussion on such matter;

Our governance	A-51

Annual Report 2015

•	in the event the director or a company controlled or managed by the director carries out a transaction with any company of the Itaú Unibanco Group: (a) the transaction must be carried out at arm’s length; (b) if it is not a customary transaction or involve the provision of services, there must be an opinion issued by recognized financial advisors evidencing that the transaction was carried out at arm’s length; and (c) the transaction must be disclosed to and conducted under the supervision of the Related Parties Committee, the Ethics and Ombudsman Superintendence or the channels usually competent in the hierarchy of Itaú Unibanco Group, subject to the rules and conditions set forth in our Related Party Transactions Policy; and

•	serving on no more than four boards of directors of companies that do not belong to the same group.

The Board of Directors’ performance is assessed yearly to ensure that board members are aligned with the organization’s values and that they represent the interests of our stockholders.

Our Board of Directors is currently composed of twelve members, four of whom are independent (33%). Our board members meet on a regular basis eight times a year and on a special basis whenever necessary (in practice, on average, once a month).

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

Please refer to www.itau.com.br/_ arquivosestaticos/RI/pdf/InternalCharterof...pdf, for further information.

Committees of the Board of Directors

There are seven committees presented in the management organization chart above, that report directly to the Board of Directors. Their members are elected by the Board of Directors for a term of one year, and must have proven knowledge in their respective professional fields as well as technical qualification compatible with their responsibilities.

The committees may hire outside experts but must always be careful to maintain the integrity and the confidentiality of their work.

Please refer to www.itau.com.br/investor-relations/corporate-governance/rules-and-policies, for each committee rules.

Audit Committee

The Audit Committee is a statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of the work performed by our internal auditors, and of the effectiveness of our internal controls and risk management systems. It is a single body which is responsible for overseeing companies of the Itaú Unibanco Group that are authorized to operate by the Central Bank or supervised by the Superintendency of Private Insurance (Superintendência de Seguros Privados, or SUSEP).

All Audit Committee members are independent, pursuant to Brazilian banking regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if such member’s independence is affected by any conflict or potentially conflicting situation. In order to meet the requirements of CMN, National Council of Private Insurance (Conselho Nacional de Seguros Privados, or CNSP) as well as those of the SEC and the NYSE, the Board of Directors determined Mr Diego Fresco Gutierrez as an independent financial expert who qualifies as an “Audit Committee Financial Expert” as such term is defined in SEC rules.

The Audit Committee assessments are based on information received from management, external auditors, internal auditors, the units responsible for risk management and internal controls and on the Audit Committee’s members own analyses resulting from direct observation. After establishing an annual schedule to comply with its duties, the Committee held 169 meetings over 51 days in the period from January to December 2015.

“In 2015, the Committee held 169 meetings over 51 days and it was particularly engaged in the monitoring of internal controls and compliance of the organization, as well as the Internal Audit’s activities, with a focus on units in Brazil and abroad.

During this period, Alkimar Ribeiro Moura completed his term and he was replaced by new member Antonio Francisco Lima Neto.”

Geraldo Travaglia Filho

President of the Audit Committee

Internal Audit

Internal Audit, under the technical supervision of the Audit Committee, provides the Board of Directors and senior management with independent, impartial and timely evaluations of the effectiveness of risk management, the adequacy of controls and compliance with the regulations and rules related to the operations of the conglomerate. Such audit jobs occur periodically, with intervals from 12 to 36 months.

Following the best practices and standards of The Institute of Internal Auditors, the Internal Audit methodology requires the assessed area to establish action plans for deficiencies identified, considering the deadlines which vary according to the risk ratings.

Pre-approval of Policies and Procedures

Among the Audit Committee’s responsibilities is to establish policies and procedures regarding services that can be provided by our external auditors. On an annual basis, the Audit Committee issues (i) the list of

Our governance	A-52

Annual Report 2015

those services which cannot be provided by our external auditors, due to the fact that such services could, eventually, affect their independence, (ii) the list of pre-approved services, and (iii) those services that need to be previously approved by the Audit Committee.

Fees and Services of the Principal Auditor

The table below presents the total amount charged by PricewaterhouseCoopers Auditores Independentes by category for services rendered in 2015 and 2014:

				(In thousands of R$)

		% Approved by the		% Approved by the
Fees	2015	Audit Committee	2014	Audit Committee
Audit Fees	48,133	100.0	44,364	100.0
Audit-Related Fees	3,728	100.0	5,686	100.0
Tax Fees	423	100.0	224	100.0
All Other Fees	1,175	99.0	475	100.0
Total	53,459		50,749

•	Audit Fees: corresponds to the audit of our annual consolidated financial statements, the review of our quarterly financial statements, according to ISRE 2410, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings and audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

•	Audit-Related Fees: corresponds to services provided in connection with the issuance of appraisal reports at book value, assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements, compliance with Greenhouse Gas Emissions controls and policies, due diligence activities, assurance of special purpose reports and previously agreed-upon procedures to review profit share calculation with respect to commercial partnership contracts.

•	Tax Fees: corresponds to tax consulting and advising on cross-border transactions, revision of tax contingencies and of potential tax risks, and review of Brazilian income tax.

•	Other Fees: corresponds to internet security testing, evaluation of business continuity management, benchmarking and diagnostics, use of surveys and technical materials, independent review of accounting and tax matters of transactions outside Brazil, independent review of the implementation plan using the COSO 2013 framework, independent review of credit models, and consultancy related to internal processes and benchmarking of a middle market transaction.

Personnel Committee

The Personnel Committee is responsible for establishing the main guidelines related to personnel. Its duties include establishing guidelines related to talent attraction and retention, recruiting and qualification, and our long term incentive programs.

“In 2015, we took an important step in the consolidation of our corporate culture with the update of Nosso Jeito de Fazer (Our Way of Making it Happen). Five years after being launched, we noted the need for revisiting the “decalogue” – a set of ten attributes that translated our culture and reflected the needs of the period of its launch, soon after the merger. The current challenge is to emphasize the principal aspects that should support our strategy moving forward.

The discussion process involved the Associates, Partners and members of the Personnel Committee. Our Way was defined as follows: (1) It’s only good for us if it’s good for the client; (2) We’re passionate about performance; (3) People mean everything to us; (4) The best argument is the one that matters; (5) Simple. Always; (6) We think and act like owners; and (7) Ethics are non-negotiable. We went from ten to seven attributes, consisting of more modern and direct language.

Concurrently, we advanced in the harmonization of our human resources (HR) practices of Itaú BBA and Itaú Unibanco, which came together to constitute the Wholesale (DGA). We were successful in converging the different models and practices, while always respecting the particularities and needs of each area.

We continue acting strongly to attract talent from the best universities in Brazil and throughout the world, increasingly investing in vacation internships, trainee programs and international MBAs.

All this with a significant result in the employee satisfaction survey, which improved by 200 bps, from 80% to 82%.”

Pedro Moreira Salles

 Chairman of the Board of Directors and President of the Personnel Committee

Related Parties Committee

The Related Parties Committee is responsible for analyzing transactions between related parties in the circumstances specified by our Transactions

Our governance	A-53

Annual Report 2015

with Related Parties Policy in order to ensure equality and transparency in such transactions. It is entirely composed of independent members.

"Beginning in December 2014, the Committee's duties were expanded and now include the analysis of all transactions with related parties or sets of related transactions in which the aggregate amount involved during a one-year period exceeds R$ 1 million. Previously, the Committee's analysis was applicable to transactions with related parties that had reached, in one agreement or in the aggregate with successive agreements for the same purpose, an amount equal to or higher than 0.1% of our stockholders' equity during any such one-year period. This change represented a significant expansion of the Committee's duties. During 2015, the conglomerate's internal procedures were revised to reflect this expansion and the recent regulatory changes concerning related party transactions. We thus continue with the mission of assuring equal treatment and transparency, as well as ensuring stockholders, investors and stakeholders that Itaú Unibanco Holding is aligned with the best practices with respect to corporate governance."

Gustavo Jorge Laboissiere Loyola

Independent Director and member of the Related Parties Committee

Transactions with related parties

Our Policy for Transactions with Related Parties, or Related Parties Policy, defines the concept of related parties and establishes rules and procedures for transactions among them. It provides that such transactions must be carried out in writing, under market conditions, pursuant to our internal practices (such as the guidelines set forth in our Code of Ethics) and, subject to materiality criteria defined by accounting standards disclosed in our financial statements.

Transactions with related parties involving amounts higher than a certain threshold are subject to additional internal governance procedures. In December 2014, our Related Parties Policy was amended to establish that transactions with related parties, or sets of related transactions, that involve, in the period of one year, amounts higher than R$1.0 million must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Moreover, such transactions are submitted to the review of our Ethics and Ombudsperson Superintendency and reported to our Board of Directors on a quarterly basis. Please refer to www.Itaú.com.br/_arquivosestaticos/RI/pdf/en/IHF_Politica_Partes_Relacionadas_ING.pdf for our Related Parties Policy.

Instruction CVM No. 480/2009 requires that transactions with related parties that meet the conditions set forth by Schedule 30-XXXIII of such rule be disclosed within seven business days of their occurrence, in accordance with the terms defined in such rule.

Additionally, Brazilian regulation sets forth that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:

(i)	officers, and members of the board of directors, fiscal council, advisory councils and other statutory committees, as well as their spouses, ascendants, descendants and collateral relatives to the second degree, either blood relatives or in-laws;
(ii)	individuals or legal entities that directly or indirectly control the financial institution or hold more than 10% of the financial institution's share capital;
(iii)	legal entities directly or indirectly controlled by the financial institution or legal entities in which the financial institution directly or indirectly holds more than 10% of the share capital; or
(iv)	legal entities directly or indirectly controlled by the individuals mentioned in items "i" and "ii" above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 35 - Related Parties, for further details about the related parties we do business with and the main terms of those transactions.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for stimulating and overseeing discussions of matters related to our governance. Its duties include analyzing and issuing opinions on situations of potential conflicts of interest between the directors and companies of the Itaú Unibanco Group, periodically reviewing the criteria for nomination of our independent directors, in accordance with governance principles and applicable regulation, giving methodological and procedural support for the assessment of the Board of Directors, individual directors, committees and chief executive officer, and discussing and making recommendations on the succession of the directors and chief executive officer. Please refer to section Our Governance, item Management Structure, for further information about changes in our Board of Officers.

"The Nomination and Corporate Governance Committee held 2 meetings in 2015; during which a number of topics were discussed, such as:

•	Performance evaluations of the Board of Directors and its members, including the chairman and CEO;
•	Approval of improved aspects of the evaluation of the CEO;
•	Analysis of performance evaluations of the Executive Committee's members;
•	Detailed performance evaluations of the various committees and their members, and analysis of suggestions for improved effectiveness of the committees; and
•	Approval of the proposal to adhere to the rotation rule for members of the Audit Committee."

Fabio Colletti Barbosa

Independent Director and member of the Nomination and Corporate Governance Committee

Our governance	A-54

Annual Report 2015

Risk and Capital Management Committee

The Risk and Capital Management Committee is responsible for supporting the Board of Directors in performing its responsibilities related to our capital and risk management as well as submitting reports and recommendations on these topics for the approval of the Board of Directors. Its duties include establishing our risk appetite and minimum return expected on our capital, overseeing our risk control and management activities in order to assure their adequacy to the risk levels assumed and the complexity of our operations as well as the compliance with regulatory requirements. It is also responsible for promoting the improvement of our risk culture.

"During 2015, the Risk and Capital Management Committee, in the performance of its duties of supervising risk and capital management activities, continued overseeing our risk appetite, ensuring the alignment with the established strategies, monitored the conglomerate's main credit risk exposures, assessed the sufficiency and adequacy of our capital levels, in normal and stress scenarios, and conducted an in-depth analysis of our credit models, information security and money laundering prevention."

Pedro Luiz Bodin de Moraes

Independent Director and President of the Risk and Capital Management Committee

Strategy Committee

The Strategy Committee is responsible for leading discussions of strategic matters critical to us. Its duties include proposing budgetary guidelines for the Board of Directors, and issuing opinions and recommendations on the strategic guidelines and investment opportunities in order to support the decisions of the Board of Directors.

"In 2015, the Strategy Committee reviewed and validated certain points of its strategic plan, which covers the period ending in 2020. New technological challenges, including digital payment methods and security of banking operations, were subject to constant discussion by the Committee. Of note is the creation of the Technology Subcommittee as an advisory body to the Strategy Committee. The merger of our operations in Chile and Colombia with CorpBanca were completed as planned. The budget and goals of the Itaú Unibanco conglomerate for the 2016 fiscal year are aligned with this strategic plan."

Nildemar Secches

Independent Director and member of the Strategy Committee

Compensation Committee

The Compensation Committee is responsible for leading discussions of matters related to our management compensation. Its duties include developing the Compensation Policy for our management members, proposing to our Board of Directors different methods of fixed and variable compensation, in addition to benefits and special recruiting and termination programs, discussing, analyzing and overseeing the implementation and operation of our existing compensation models, and discussing the general principles for the compensation of our employees.

"During 2015, the Compensation Committee was engaged in:

•	Adjusting and correcting certain distortions in the models in use, particularly in certain pools and their effects on areas of support;
•	Approving individual penalties as a consequence of realized Allowance for Loan Losses;
•	Establishing the global amount for use in compensation of the members of the Board of Directors and Executive Board of Officers;
•	Approving the individual compensation of the members of the Executive Committee; and
•	Analyzing the comparative study on compensation and executive market research, and the conclusion was that our model is consistent with market levels and our results."

Henri Penchas

Member of the Compensation Committee

Annual evaluation of the Board of Directors and Board Committees

To assess the performance of our management and in order to comply with best corporate governance practices, we annually carry out an evaluation of our Board of Directors, its members and its Chairman, as well as the Board committees.

Decisions regarding whether to propose the reelection of Board members to the Annual General Shareholders' Meeting and of the members of the Board committees to the Board take into account both (i) positive performance results and high attendance to meetings during the previous term and (ii) the level of independence and industry experience.

Evaluation process

The evaluation process consists of the following stages: self-evaluation of the members of the Board, cross-evaluation of the members of the Board (Board members evaluate each other), evaluation of the Board itself by its members, evaluation of the Chairman by the Board members and evaluation of the Board committees by their members.

The evaluation process is structured taking into consideration the specific responsibilities of the Board, its members, its Chairman, and each of the Board's committees. Therefore, we aim at a high level of expertise.

The evaluation process is conducted by an independent person, responsible for distributing specific questionnaires to the Board of Directors and to each of the Board committees, as well as interviewing members of the Board and Board committees individually. The independent person is also responsible for analyzing the answers and comparing them to the results from the previous years to identify and address any findings and/or gaps relating to the Board of Directors or the Board committees that may be revealed by this process.

Our governance	A-55

Annual Report 2015

Methodological support and independent evaluation

The Appointments and Corporate Governance Committee provides methodological and procedural support to the evaluation process. The Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board.

Besides such support by the Appointments and Corporate Governance Committee, an independent person is responsible for carrying out the evaluation process itself.

International Advisory Council

The International Advisory Council is responsible for evaluating the prospects for the world economy and the adoption by us of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payments systems and prevention of money laundering, in order to contribute towards strengthening our presence in the international financial community and to provide guidelines for the Board of Directors. The International Advisory Council is comprised of the following individuals, some of whom are not members of our Board of Directors or employees of the Itaú Unibanco Group: Pedro Sampaio Malan, Alessandro Profumo, Andre Lara Rezende, Andres Velasco, Angel Corcóstegui, Pascal Lamy, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal and Vikram Pandit.

Fiscal Council

The Fiscal Council is an independent body composed of three to five members, and the same number of alternates, elected annually by our stockholders to supervise the activities of our management, to examine our financial statements for the year ended and to issue an opinion on such financial statements, among other duties established by Brazilian law. The fiscal council must operate independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally mandatory, we have had a Fiscal Council established and functioning uninterruptedly since 2000.

Please refer to www.itaú.com.br/_ arquivosestaticos/RI/pdf/en/Rules_Fiscal Council.pdf, for each committee rules.

Board of Officers

Our Board of Officers is elected annually by the Board of Directors and its role is to implement the guidelines proposed by our Board of Directors. The officers manage our daily business activities, ensuring the best allocation and management of our funds to accomplish our established goals. The structure of our Board of Officers takes into account the segmentation of our businesses, which demands in-depth knowledge in different areas, skills and business sectors given our organization's complexity.

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

As announced on February 23, 2015, structural changes were made to the management of Itaú Unibanco Holding. The chart below presents our Board of Officers, made up of three General Managers and two Vice Presidents:

Our governance	A-56

Annual Report 2015

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

The duties of the Disclosure and Trading Committee include carrying out internal actions intended to improve the information flow and foster the ethical conduct of our management members and our employees in order to ensure transparency, quality, equality and security in the information provided to our stockholders, investors and other participants in the capital markets.

Our Directors and Executive Officers

Four of our directors, Alfredo Egydio Arruda Villela Filho, Ricardo Villela Marino, Alfredo Egydio Setubal and Roberto Egydio Setubal, are members of the Egydio de Souza Aranha family and one of our directors, Pedro Moreira Salles, is a member of the Moreira Salles family.

During the Board of Directors meeting held on March 26, 2015, Executive Officers Claudia Politanski and Eduardo Mazzilli deVassimon kept their positions of Vice President, and Officer Alexsandro Broedel Lopes was appointed as an Executive Officer. During the same meeting, Officer Leila Cristiane Barboza Braga de Melo was appointed as an Executive Officer and Alvaro Felipe Rizzi Rodrigues and José Virgilio Vita Neto were elected as Officers.

Our Board of Directors was elected on April 29, 2015 at our annual stockholders'meeting. Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected as members of our Board of Directors, each for a term of one year. On the same date, Fabio Colletti Barbosa was also elected as a member of the Board of Directors. Israel Vainboim was not reelected, having reached the age limit provided in our Bylaws.

In addition, Iran Siqueira Lima, Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros were reelected as members of our Fiscal Council, and José Caruso Cruz Henriques and João Costa were reelected as alternate members of our Fiscal Council. At the same time, Carlos Roberto de Albuquerque Sá was elected as an alternate member of the Fiscal Council, replacing Ernesto Rubens Gelbcke.

During the Board of Directors meeting held on April 29, 2015, the members of our Board of Executive Officers were reelected for a term of one year. On the same date, Officers Marco Ambrogio Crespi Bonomi, Márcio de Andrade Schettini and Paulo Sergio Miron were nominated as members of the Board of Executive Officers for a term of office of one year. Also, on April 29, 2015, the members of the Strategy, Risk and Capital Management, Nomination and Governance, Personnel, Compensation and Related Parties Committees were reelected for a term of one year.

The members of the Audit Committee were also reelected for a term of one year, except for Alkimar Ribeiro Moura who was not reelected as a member of the Audit Committee, remaining in this office until the members elected on April 29, 2015 took office. On that date, Antonio Francisco de Lima Neto was also elected as a member of the Audit Committee.

On June 26, 2015, the Central Bank approved the election and re-election of the members of our Board of Directors, Board of Executive Officers, Fiscal Council and Audit Committee.

All members of our Board of Directors were reelected at the Ordinary Shareholders' Meeting held on April 27, 2016, for a one-year term, with the exception of Henri Penchas, who has reached the ceiling age as per our Bylaws. On that same date, José Galló was elected a member of the Board of Directors.

Pursuant to best corporate governance practices, let the record show that Directors Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, and Pedro Luiz Bodin de Moraes are deemed to be independent members of the Board of Directors.

As concerns our Fiscal Committee, Iran Siqueira Lima was reelected as an effective member, with José Caruso Cruz Henriques, also reelected, as his alternate. Alkimar Ribeiro Moura was elected an effective members, with João Costa, also reelected, as his alternate. The current alternate Carlos Roberto de Albuquerque Sá was elected an effective member with Eduardo Azevedo do Valle, elected on the present date, as his alternate.

At the Meeting of the Board of Directors of April 28, 2016, the members of our Board of Officers were reelected for a term of office of one year, on the same occasion Atilio Luiz Magila Albiero Júnior, Fernando Barçante Tostes Malta, Gilberto Frussa and Sergio Mychkis Goldstein being elected officers. The members of the Audit Committee were also reelected for a term of office of one year with the exception of Luiz Alberto Fiore. On the same date, Ricardo Baldin was elected to a seat on this Committee.

At the meeting of the Board of Directors of April 28, 2016, the members of the Audit Committee were also reelected for the term of office of one year with the exception of Luiz Alberto Fiore. As of the same date, Ricardo Baldin was elected as a member of this Committee.

The elections and re-elections of the members are subjective to approval by the Central Bank of Brazil.

Our governance	A-57

Annual Report 2015

Members Name (age), position			Member since	Audit Committee	Personnel Committee	Related Parties Committee	Nomination and Corporate Governance Committee	Risk and Capital Management Committee	Strategy Committee	Compensation Committee(1)	International Advisory Council(2)
	Pedro Moreira Salles (56), Chairman		08/2009		P		P		P	P	M
	Alfredo Egydio Arruda Villela Filho (46), Vice		03/2003				M			M
	Chairman Roberto Egydio Setubal (61), Vice		03/2003		M			M	M		M
	Chairman Alfredo Egydio Setubal (57), Member		06/2007		M		M	M
	Candido Botelho Bracher (57), Member		02/2009					M	M
Board of Directors(3)	Demosthenes Madureira de Pinho Neto (55), Member		05/2012				M	M
(12 members)	Fábio Colletti Barbosa (61), Independent Member	I	07/2015		M		M		M
	Gustavo Jorge Laboissière Loyola (63), Independent Member	I	07/2006			M		M
	Henri Penchas (69), Member		03/2003				M		M	M
	Nildemar Secches (67), Independent Member	I	05/2012		M	P			M
	Pedro Luiz Bodin de Moraes (59), Independent Member	I	02/2009			M		P		M
	Ricardo Villela Marino (41), Member		06/2008						M		M
	Roberto Egydio Setubal (61), Chief Executive Officer	§	11/1995
	Candido Botelho Bracher (57), General Manager	§	08/2005
	Márcio de Andrade Schettini (51), General Manager		07/2015
	Marco Ambrogio Crespi Bonomi (59), General Manager		07/2015
	Claudia Politanski (45), Vice President		11/2008
	Eduardo Mazzilli de Vassimon (57), Chief Financial Officer and Vice President		03/2013
	Alexsandro Broedel Lopes (41), Executive Officer		08/2012
	Leila Cristiane Barboza Braga de Melo (44), Executive Officer		04/2015
Board of Officers	Paulo Sergio Miron (49), Executive Officer		07/2015
(19 members)	Adriano Cabral Volpini (43), Officer		02/2015
	Álvaro Felipe Rizzi Rodrigues (38), Officer		04/2015
	Cláudio José Coutinho Arromatte (49), Officer		02/2015
	Eduardo Hiroyuki Miyaki (43), Officer		08/2011
	Emerson Macedo Bortoloto (38), Officer		11/2011
	José Virgilio Vita Neto (37), Officer		04/2015
	Marcelo Kopel (51), Officer and Investor Relations Officer		06/2014
	Matias Granata (41), Officer		07/2014
	Rodrigo Luis Rosa Couto (40), Officer		01/2012
	Wagner Bettini Sanches (44), Officer		06/2014
	Antonio Francisco de Lima Neto (50), Independent Member	I	07/2015	M
	Diego Fresco Gutierrez (45), Independent Member and Financial Expert	I	04/2014	M
Audit Committee(3)	Geraldo Travaglia Filho (64), Independent Member	I	03/2013	P
(6 members)	Luiz Alberto Fiore (64), Independent Member	I	03/2012	M
	Maria Helena dos Santos Fernandes de Santana (56), Independent Member	I	06/2014	M
	Sergio Darcy da Silva Alves (70), Independent Member	I	04/2014	M
Fiscal Council(3)	Alberto Sozin Furuguem (72), Independent Member	I	07/2006
	Iran Siqueira Lima (71), Independent Member	I	03/2003
(3 members)
	Luiz Alberto de Castro Falleiros (58), Independent Member	I	04/2012

(1)	Includes individuals that are not members of our Board of Directors: Israel Vainboim.

(2)	Includes individuals that are not members of our Board of Directors or employees of the Itaú Unibanco Group: Alessandro Profumo, André Lara Rezende, Andres Velasco, Angel Corcóstegui, Pascal Lamy, Pedro Sampaio Malan, Vikram Pandit.

(3)	Independence criteria for the members of the Board of Directors, Audit Committee and Fiscal Council are diverse, under our policies and applicable regulations in force.

P President	M Member	I	Independent Member	▪ also Member of the Board of Directors

Our governance	A-58

Annual Report 2015

COMPOSITION OF THE STATUTORY BODIES AS AT DECEMBER 31, 2015.

Board of Directors

Pedro Moreira Salles (Chairman) has held several positions within the Itaú Unibanco Group including Vice Chairman of the Board of Directors (February 2010 to April 2012) of Banco Itaú BBA S.A.; Vice Chairman of the Board of Directors (March 2008 to November 2008) and CEO of Unibanco Holdings S.A. (March 2007 to November 2008); Vice Chairman of the Board of Directors and CEO at Unibanco - União de Bancos Brasileiros S.A. (September 2004 to November 2008) and Chairman of the Board of Directors of Unibanco Seguros S.A. (December 1995 to February 2009).

He has also been a Member of the Board of Directors of Totvs S.A. since March 2010 and Chairman of the Board of Directors of Companhia E. Johnston de Participações since 2008 and Member of the Board of Directors since November 2008 at IUPAR having previously served as Chairman (November 2008 to April 2012).

He also served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (November 2009 to March 2012) and as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to February 2009).

He has a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master's program at Yale University and the OPM - Owner/President Management Program at Harvard University both in the United States.

Alfredo Egydio Arruda Villela Filho (Vice Chairman) has been a Vice Chairman of the Board of Directors since March 2003. He has also served a Member of the Board of Directors since April 1997; being Vice Chairman since January 2010; and having been Chairman (April 2009 to January 2010) and Vice Chairman (April 1997 to April 2009) of Itautec S.A.; Member of the Board of Directors (April 2004 to April 2010), being the Board's Chairman (April 2009 to November 2009) and Vice Chairman (April 2004 to April 2009 and November 2009 to April 2010) of Elekeiroz S.A.; Member of the Board of Directors since 1996, being the Board's Vice Chairman since 2008 of Duratex S.A.; Member of the Board of Directors since August 1995, serving as Chairman since May 2015 and CEO (September 2009 to May 2015) of Itaúsa.

He has also been a Member of the Itaú Unibanco Group serving as Vice Chairman of the Board of Directors of Itaú Unibanco (August 2002 to March 2003).

He has a Bachelor's degree in Mechanical Engineering from Mauá Engineering School of the Mauá Technology Institute (IMT) and Postgraduate degree in Business Administration from the Getulio Vargas Foundation (Fundação Getulio Vargas, or FGV) both in Brazil.

Roberto Egydio Setubal (Vice Chairman) has held several positions within the Itaú Unibanco Group including Chief Executive Officer since November 1995 and currently responsible for the ombudsman area at Itaú Unibanco Holding; Chairman of the Board of Directors of Banco Itaú BBA S.A. (November 2004 to April 2015).

He has also served as Vice President of Itaúsa since May 1994; President and CEO (April 1994 to March 2015), General Manager (July 1990 to April 1994) and Member of the Board of Directors (May 1991 to March 2003) of Itaú Unibanco; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of The Federal Reserve Bankof NewYork since 2002; Member of the International Advisory Committee of the NYSE since April 2000; Member of the China Development Forum since 2010; President of the National Federation of Banks (FENABAN) and of the Brazilian Federation of Banks (FEBRABAN) (April 1997 to March 2001); President of the Advisory Board of the Brazilian Federation of Banks (FEBRABAN) since October 2008; Co-Chair of WEF 2015 (Word Economic Forum) since 2015.

He has a Bachelor's degree in Production Engineering from the Polytechnic School of the University of São Paulo (Universidade de São Paulo, or USP) in Brazil and a Master's degree in Science Engineering from Stanford University in the United States.

Alfredo Egydio Setubal (Member) has held several positions within the Itaú Unibanco Group including Vice President (April 1996 to March 2015); Executive Officer (May 1993 to June 1996), Managing Officer (between 1988 and 1993) and Investor Relations Officer (1995 to 2003) of Itaú Unibanco.

He has also served as Vice Chairman of the Board of Directors since September 2008; CEO and Investor Relations Officer since May 2015 of Itaúsa; Advisory Board Member of the Securities Dealers' Association (ADEVAL) since 1993; Financial Officer for the São Paulo Museum of Modern Art (MAM) since 1992 and of ABRASCA since 1999.

He was Chairman of the Higher Committee for Guidance, Nomination and Ethics since 2009 and Member of the Board of Directors (1999 to 2009) of the IBRI. He was a Vice President (1994 to August 2003) and President (August 2003 to August 2008), of the National Association of Investment Banks (ANBID) (now Brazilian Financial and Capital Markets Association ANBIMA).

He has a Bachelor's and Postgraduate degrees in Business Administration from FGV in Brazil with specialization course at INSEAD (France).

Candido Botelho Bracher (Member) has been a Vice Chairman of the Board of Directors (March 2013 to April 2015) and CEO of Banco Itaú BBA S.A. since August 2005. Wholesale General Manager of Itaú Unibanco Holding since April 2015.

He has been a Member of the Board of Directors of the São Paulo Stock Exchange - BM&FBovespa S.A. (April 2009 to June 2014); Alternate Member

Our governance	A-59

Annual Report 2015

of the Board of Directors (September 1999 to June 2005) and Member of the Board of Directors (June 2005 to March 2013) of Pão de Açúcar - Cia. Brasileira de Distribuição. He was Vice President of Banco Itaú BBA S.A. (February 2003 to August 2005) where he was responsible for the Commercial, Capital Markets and Human Resources Policies units. He served as an Officer at Banco Itaú BBA Creditanstalt S.A. (1988 to 2003).

He has a Bachelor's degree Business Administration from FGV in Brazil.

Demosthenes Madureira de Pinho Neto (Member) served as Executive Officer of Itaú Unibanco (November 2008 to January 2012).

He was a Vice President at Banco Itaú BBA S.A. (November 2008 to April 2009); Vice President at Unibanco (December 2004 to April 2009); Executive Officer at Unibanco Asset Management (August 2002 to July 2005). He was Vice President of the National Association of Investment Banks (ANBID) (2000 to 2003); Chief Executive Officer at Dresdner Asset Management (November 1999 to 2002); Director of Foreign Affairs at the Central Bank (1997 to March 1999) and General Monetary and Financial Policy Coordinator for the Ministry of Finance (1993).

He has a Bachelor's and Master's degrees in Economics from the Pontifical Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro, or PUC- Rio) in Brazil and a Ph.D in Economics from the University of California in the United States.

Fábio Colletti Barbosa (Member) was a Chairman of the Board of Directors of Banco Santander (Brazil) S.A. (January 2011 to September 2011) and Chairman of the Board of Directors of Banco Santander S.A. (August 2008 to December 2010); Chief Executive Officer of Banco Real S.A. (1998 to 2008).

He was the President of April Communications S.A. (September 2011 to March 2014); Chairman of the Board of Directors of OSESP Foundation; Member of the Deliberative Council of Insper Institute of Education and Research; Member of the Board of UN Foundation (United Nations Foundation - USA), Instituto Empreender Endeavor, ALMar Participações S.A. and Vox Capital - Investments.

He has a Bachelor's degree in Economics from the Faculty of Economics of FGV in Brazil, and Master in Business Administration by the Institute for Management and Development, Lausanne.

Gustavo Jorge Laboissière Loyola (Independent Member) was Chairman of the Fiscal Council (March 2003 to April 2006) and Chairman of the Audit Committee (September 2008 to April 2014) at Itaú Unibanco Holding. He has been a Partner at Tendências Consultoria Integrada S/S Ltda. since November 2002 and Tendências Conhecimento Assessoria Econômica Ltda. since July 2003. He has also been a Managing Partner at Gustavo Loyola Consultoria S/C since February 1998. He served as governor of the Central Bank (November 1992 to March 1993 and June 1995 to August 1997) and as deputy governor for Financial System Regulations and Organization of the National Financial System at the Central Bank (March 1990 to November 1992).

He has a Bachelor's degree in Economics from the University of Brasília (Universidade de Brasília, or UnB) and a Ph.D in Economics from FGV, both in Brazil.

Henri Penchas (Member) has been at the Itaú Unibanco Group as a Member of the Board of Directors of (September 1998 to April 2015) and Vice Chairman (July 2003 to April 2009) of Banco Itaú BBA S.A.; Member of the Board of Directors (April 1997 to March 2003), Senior Vice President (April 1997 to April 2008), Executive Vice President (May 1993 to April 1997), Executive Director (1988 to 1993) of Itaú Unibanco.

He has also been the Member of the Board of Directors of Itaúsa since May 2015. He was an Executive Vice President (April 2009 to April 2015), Investor Relations Officer (1995 to 2015) and Executive Officer of Itaúsa (December 1984 to April 2008). He has served as a Member of the Board of Directors and Member of the Audit and Risk Management Committee of Duratex S.A. since April 2013 and as a Member of the Board of Directors of Elekeiroz S.A. since April 2013. He has been a Member of the Board of Directors and Member of the Disclosure Committee since April 2013 and CEO (April 2013 to April 2014) of Itautec S.A. - Itautec Group.

He has a Bachelor's degree in Mechanical Engineering from Mackenzie University and Postgraduate degree in finance from FGV, both in Brazil.

Nildemar Secches (Independent Member) has been a Vice Chairman of the Board of Directors of Weg S.A. (1998 to 2011) and Member of the Board of Directors since 2011; Vice Chairman of the Board of Directors of lochpe-Maxion since 2004; Member of the Board of Directors of Suzano Papel e Celulose since May 2008 and of Ultrapar S.A. since April 2002.

He was the CEO of Perdigão S.A. (January 1995 to October 2008); General Corporate Officer of the lochpe-Maxion Group (1990 to 1994). He served as a Director of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) (1987 to 1990) and Chairman of the Board of Directors of Brasil Foods - BRF S.A. (April 2007 to April 2013). He served as President of the Association of Chicken Producers and Exporters (2001 to 2003).

He has a Bachelor's degree in Mechanical Engineering from USP, in São Carlos, a Ph.D in Economics from University of Campinas (Universidade Estadual de Campinas, or UNICAMP) and a Postgraduate degree in Finance from PUC-Rio, in Brazil.

Pedro Luiz Bodin de Moraes (Independent Member) served as a Member of the Board of Directors at Unibanco (July 2003 to December 2008). He was an Officer and Partner at Banco Icatu S.A. (1993 to 2002). He has been a Partner since 2003 and Officer (2002 to 2003) at Icatu Holding S.A. He served as Monetary Policy Director of the Central Bank (1991 to 1992) and Director of the BNDES (1990 to 1991).

Our governance	A-60

Annual Report 2015

He has a Bachelor's and Master's degrees in Economics from PUC-Rio in Brazil and Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT) in the United States.

Ricardo Villela Marino (Member) has served Itaú Unibanco Group as a Vice President of Itaú Unibanco since August 2010. He served as Executive Officer (September 2006 to August 2010), Senior Managing Director (August 2005 to September 2006), Managing Director (December 2004 to August 2005) at Itaú Unibanco. He has served as an Alternate Member of the Board of Directors of Itaúsa since April 2011.

He has served as an Alternate Member of the Board of Directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) (2008 to 2010).

He has a Bachelor's degree in Mechanical Engineering from the Polytechnic School of USP in Brazil and a Master's degree in Business Administration from MIT Sloan School of Management, Cambridge in the United States.

Board of Officers

The resumes of Mr. Roberto Egydio Setubal (Vice Chairman and Chief Executive Officer), Mr. Candido Botelho Bracher (Member of the Board and Chief Executive Officer of Banco Itaú BBA S.A.) and Mr. Ricardo Villela Marino (Member of the Board and Vice President of Itaú Unibanco) are detailed above, in the Board of Directors item.

Márcio de Andrade Schettini (General Manager) has served the Itaú Unibanco Group as a General Manager since April 2015 and Vice President (November 2008 to March 2015) of Itaú Unibanco.

He has served as a Vice President (April 2004 to April 2009) at Unibanco.

He has a Bacharelor's degree in Engineering and a Master's Degree in Business Administration from PUC-Rio, where he also specialized in mathematical models. He also attended the Administration program for Owners and Presidents at Harvard University.

Marco Ambrogio Crespi Bonomi (General Manager) has served Itaú Unibanco Group as a General Manager since April 2015 and Vice President (April 2007 to March 2015); Executive Director (April 2004 to April 2007); Senior Managing Director (October 2000 to April 2004); Managing Director (August 1998 to October 2000) of Itaú Unibanco.

He has served as an Executive Director (November 2008 to June 2014) of Unibanco; Vice President since April 2004 of ACREFI - National Association of Credit.

He has a Bacharelor's degree in Economics from the Fundação Armando Alvares Penteado (FAAP) (1978), Executive Financial courses at FGV (1982) and Capital Markets at New York University (1984).

Claudia Politanski (Vice President) has held several positions within the Itaú Unibanco Group including Vice President since April 2015 at Itaú Unibanco Holding, having been an Executive Officer (November 2008 to March 2015); Vice President of Itaú Unibanco since July 2013. She is currently responsible for the Legal, Institutional & People areas and serves as general legal counsel.

She joined Unibanco in 1991 and became an Executive Officer (August 2007 to July 2014); Officer (February 2006 to August 2007) and a Deputy Officer (July 2003 to February 2006). She was also an Executive Officer of Itaú Unibanco (February 2010 to July 2013).

She has a Bachelor's degree in Law from USP and an MBA from Dom Cabral Foundation, in Minas Gerais, both in Brazil. She also has a Master of Laws (L.L.M.) from the University of Virginia in the United States.

Eduardo Mazzilli de Vassimon (Vice President) has held several positions within the Itaú Unibanco Group including Vice President of Itaú Unibanco since March 2013 and Member of the Board of Directors of Banco Itaú BBA S.A. (November 2004 to April 2015).

He also served as Vice President of Banco Itaú BBA S.A. (November 2004 to December 2008), and was responsible for the international, financial institutions, products, client desk and treasury departments. He has served as General Manager of Itaú Unibanco (1980 to 1990). He served as Vice Chairman of the Board of Directors at Investimentos Bemge S.A. since February 2013. He worked as Deputy Foreign Exchange Director (1990 to 1991) and as International Unit Director (1992 to 2003) of Banco BBA-Creditanstalt S.A.

He has a Bachelor's degree in Economics from the School of Economics of USP (1980) and in Business Administration from FGV (1980). Master's degrees from the São Paulo Business Administration School of FGV (1982) and from École dês Hautes Etudes Commerciales (1982) in France.

Alexsandro Broedel Lopes (Executive Officer) has served the Itaú Unibanco Group as an Finance Executive Officer since March 2015 and Officer (May 2012 to March 2015) at Itaú Unibanco.

He has been an Officer at Investimentos Bemge S.A. since June 2012 and an Officer at Dibens Leasing S.A. - Arrendamento Mercantil since August 2012. He has been a member of the Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB); member of the Board of Directors at CETIP and IRB Brasil Resseguros; member at IIRC (International Integrated Report Committee). He also is Professor at University of São Paulo (Accounting and Law School) and visiting professor at London School of Economics.

He served as a Commissioner at theCVM (2010 to 2012), member on the Audit Committee of BMF&Bovespa and Consultant at Mattos Filho Lawyers. He taught at EAESP-FGV, Manchester Business School of Economics. Has several books and technical articles published in Brazil and abroad.

Our governance	A-61

Annual Report 2015

He has a Ph.D. in Accounting and Finance from the Manchester Business School (2008) in the United Kingdom, a Postgraduate degree in Controllership and Accounting from USP (2001), a Bachelor's degree in Accounting from USP (1997), and a Bachelor's degree in Law from USP (2012). He was also awarded the Prêmio Unibanco de Desempenho Universitário (Unibanco Award for University Performance) and the Prêmio Prof. Ari Toríbio de Melhor Trabalho de Conclusão de Curso (Prof. Ari Toríbio Award for the Best Course Final Paper).

Leila Cristiane Barboza Braga de Melo (Executive Officer) has held several positions in the Legal Department of Itaú Unibanco Group, including the current position of Executive Officer (since March 2015 at Itaú Unibanco) and Officer (February 2010 to March 2015).

She was Deputy Officer at Unibanco (October 2008 to April 2009). She joined Unibanco in 1997 and was initially responsible for providing legal assistance on banking transactions involving banking, credit card, mortgage and vehicles, and projects related to mergers and acquisitions, corporate restructuring and capital market, among others.

She has a Bachelor's degree in Law from USP, and a specialization in Corporate Law with emphasis in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais, or IBMEC), and a specialization on the Fundamentals of Business Law from New York University (NYU).

Paulo Sergio Miron (Executive Officer) has held several positions within PricewaterhouseCoopers in São Paulo, he served as partner (1996 to 2015), being responsible for the audit work for large Brazilian Financial Conglomerates, among them: Unibanco (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco (2009 to 2013); in Brasília he served as partner (2001 to 2008), being in charge of Government related services (2004 to 2008) and banking (1997 to 2008). At PricewaterhouseCoopers, he was also the training area coordinator for over 10 years and served as a University professor for a few years on matters related to the financial market.

He is a member of the Brazilian Institute of Accountants and speaker at various seminars related to financial instruments and audit.

He has a Bachelor's degree in Accounting from Universidade São Judas Tadeu and in Economics from Mackenzie University, both in Brazil.

Adriano Cabral Volpini (Officer) has held several positions within the Itaú Unibanco Group including Corporate Safety Officer since July 2012; Senior Manager of Illicit Act Prevention (August 2005 to March 2012); Manager of Illicit Act Prevention (January 2004 to July 2005); Inspection Manager (June 2003 to December 2003); Inspector (January 1998 to March 2003); Auditor (May 1996 to December 1997); Branch Operational Area (March 1991 to April 1996) of Itaú Unibanco.

He has been a Director since January 2014; Executive Director (June 2012 to January 2014) at Dibens Leasing S.A.

He has a Bachelor's degree in Social Communications from FAAP (1991-1995); a Post-graduate degree in Accounting and Financial Administration from FAAP (1998-2000); and an MBA in Finance from IBMEC (2000 to 2002).

Álvaro Felipe Rizzi Rodrigues (Officer) has served as Officer since October 2014 at Itaú Unibanco. Before, he was our Legal Superintendent (July 2008 to August 2014) and Legal Manager (March 2006 to July 2008). He is now responsible within the Legal Department for coordinating and overseeing proprietary M&A (Mergers & Acquisitions) transactions, corporate governance and corporate paralegal matters, Anti-Trust, Intellectual Property, non-financial contracts, proprietary real estate transactions, as well tax and corporate matters associated with our international vehicles. He also manages and coordinates our legal teams located in countries where we do business through international vehicles pertaining to Itaú Unibanco group of companies.

Before joining Itaú Unibanco group, he practiced Corporate and Contracts Law (August 1998 to February 2005) at Tozzini Freire Advogados.

He has a Bachelor's degree in Law from USP Law School, class of 1999, a specialization diploma in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001, and a Master Degree in Law - LL.M. from Columbia University's School of Law in New York (2004).

Cláudio José Coutinho Arromatte (Officer) has served as Officer since February 2010 at Itaú Unibanco and as Officer since April 2015 at Dibens Leasing S.A.

He also served as Officer at Unibanco (December 2004 to November 2008) and (May 2013 to July 2014); Director of the Logistics and Business of Fuel Stations at Casas Sendas Comércio e Indústria; as Manager of logistics and distribution at Rio de Janeiro Refrescos Ltda. (1998 to 2001), where he was responsible for production, marketing and distribution; as Controlling Manager at Brahma (current AMBEV) (1993 to 1998), where he was responsible for the Financial Management and logistics in manufacturing unit of Fratelli Vita mineral water. In 1997, he participated in the Joint- Venture with Gessy Lever for the production, marketing and distribution of tea (Lipton Iced Tea), and was responsible for the production, marketing and distribution of isotonic (Marathon). He began his career in 1986, at White Martins Gases Industriais S.A., in Rio de Janeiro, in the area of information technology management, serving as Coordinator of distribution systems, where he remained until 1993.

He has a Bachelor's degree in Electric Engineering and Master's degree in System Control and Optimization from PUC-Rio in Brazil.

Eduardo Hiroyuki Miyaki (Officer) served the Itaú Unibanco Group as an Officer at Itaú Unibanco (August 2010 to August 2011).

Our governance	A-62

Annual Report 2015

He was Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco (1996 to 2003). He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units (2003 to 2004). He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units (2005 to 2010).

He has a Bachelor's degree in Civil Engineering from USP and a Postgraduate degree in sanitation from Gunma University, in Japan. He also has a Postgraduate degree in Business Administration from FGV. He has an MBA degree in Finance and Foreign Affairs from New York University, Leonard Stern School of Business in the United States.

Emerson Macedo Bortoloto (Officer) joined the Itaú Unibanco in July 2003, holding positions in the Internal Audit Department. Since November 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to auditing projects and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting. He also worked at Ernst & Young Auditores Independentes (May 2001 to June 2003). He worked at Banco Bandeirantes S.A. (1992 to 2001) and was responsible for performing IT and operational process audits.

He has a Bachelor's degree in Data Processing Technology from Tibiriçá Integrated Schools and Postgraduate degree in Audit and Consultancy in Information Security from Associated Schools of São Paulo (FASP). In 2004, he obtained the CISA certification issued by ISACA. He has an MBA degree in Internal Audit from the Institute for Accounting, Actuarial and Financial Research Foundation (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, or FIPECAFI).

José Virgilio Vita Neto (Officer) has served as Officer since October 2011 at Itaú Unibanco.

He joined Unibanco in January 2001, as a lawyer until June 2003, and was responsible for the wholesale banking legal advisory areas. From June 2003 to December 2004, he was the Legal Manager in charge of the legal advisory services for the wholesale bank. From January 2006 to June 2008, he was the Legal Manager responsible for legal advice related to the retail bank. From June 2008 to October 2009, he worked as a Legal Senior Manager, in charge of retail legal advisory services and administrative and investigation processes, large scale litigation and public civil suits. In the Itaú Unibanco Group he worked as a Legal Senior Manager from December 2009 to March 2011, in charge of the Retail Legal Advisory area, large scale litigation and public civil suits, management of Higher Court appeals, administrative and investigation processes, fiscal administrative processes and criminal processes.

He has a Bachelor's degree in Law from USP in 2000; a Master's degree in Civil Law with emphasis in Contracts from Universidad de Salamanca, in Spain (2006); and Ph.D in Civil Law with emphasis in Contracts from USP (2007).

Marcelo Kopel (Officer) was an Executive Officer at Redecard S.A. (May 2010 to July 2014) and Officer at Itaú Unibanco since July 2014. He also worked as an Officer at Banco Credicard S.A. (November 2004 to February 2010), Financial Officer at Banco Citibank S.A. (2006 to 2010) and ING Bank in Brazil (1992 to 1998) and for Latin America (1998 to 2002). At Bank of America he worked as a Financial Officer accumulating the position of Operations Officer (2002 to 2003). He is Investor Relations Officer at Itaú Unibanco Holding S.A. since February 2015.

He has a degree in Business Administration from FAAP in Brazil.

Matias Granata (Officer) has held several positions within the Itaú Unibanco Group including as an Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; and Senior Manager for Operational Risk from March 2009 to October 2010 at Itaú Unibanco.

He also served as a Senior Treasury Trader - Proprietary Desk São Paulo (August 2007 to March 2009); Senior Treasury Trader - Proprietary Desk London (August 2004 to August 2007), Treasury Trader - Proprietary Desk, São Paulo (April 2003 to August 2004); Senior Economic Research Economist (May 2002 to April 2003).

He has a Master of Arts - International Economic Policy from the University of Warwick, UK. British Chevening Scholarship (2000-2001); a Master's degree in Economics from the Universidad Torcuato Di Tella (UTDT), Argentina (1998-2000) and completed a Degree Course in Economics from the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Rodrigo Luís Rosa Couto (Officer) has held several positions within the Itaú Unibanco Group including as an Officer since January 2012 and Head of Corporate Risks (February 2008 to December 2011) at Itaú Unibanco Holding and Officer since December 2011 at Itaú Unibanco.

He has served as Officer at Dibens Leasing S.A. - Arrendamento Mercantil since January 2014. He has worked as an Inspector of the Direct Supervision Department - DESUP at Central Bank (1988 to 2003), Financial Stability Institute of the BIS where he carried out an internship during which he participated in the preparation and lectured in a preparation course for bank supervisors of regulatory authorities worldwide (April to June 2003) and McKinsey & Company Associate at Consultant Member of the Risk Management Practice and Specialized in Risk and Finance subjects (September 2005 to February 2008).

He has a Bachelor's degree in Administration, with an emphasis on Finance, from the Federal University of Rio Grande do Sul (Universidade Federal do Rio Grande do Sul - UFRS) (1997) in Brazil and an MBA with honors from The Wharton School, University of Pennsylvania (2005) in the United States.

Wagner Bettini Sanches (Officer) has been an Officer of the Itaú Unibanco Group as an Officer since June 2014 at Itaú Unibanco Holding and Officer since October 2011 at Itaú Unibanco and Officer since November 2012 at Banco Itaú BMG Consignado S.A.

Our governance	A-63

Annual Report 2015

He previously held a number of positions within the Itaú Unibanco Group, including Company Market Consultancy Analyst (1996 to 1999); Coordinator of the Company Market Consultancy (1999 to 2000); Manager of the Company Market Consultancy (2000 to 2001); Manager of the Corporate Credit – Company Market (2003 to 2007); Senior Manager of the Commercial Corporate Real Estate, in charge of the commercial relationship with real estate developers throughout the country (2007 and 2008); Senior Manager of Credit and Collection of Real Estate Lending Operations, in charge of the lending desk to individuals, credit analysis of companies, planning, monitoring of projects, management of collection and operational and litigation collections as from 2009 of Itaú Unibanco.

He has a Bachelor’s degree in Production Engineering from Polytechnic School of USP in Brazil; a Post-graduate degree from the University of Michigan; an MBA with high distinction, with an emphasis on Finance and Strategy from the Ross School Business in the United States (2003).

Audit Committee

Antonio Francisco de Lima Neto (Independent Member) served as a President (August 2009 to October 2013) at Banco Fibra S.A.

He has worked as President (December 2006 to April 2009); Vice President of Retail and Distribution (July 2005 to December 2006); Vice President of International Business and wholesale (November 2004 to July 2005); Commercial Director (September 2001 to November 2004); Executive Superintendent of the Commercial Board (July 2000 to September 2001); Tocantins State Superintendent (May 1999 to May 2000) and Regional Superintendent of Belo Horizonte (January 1997 to May 1999) at Banco do Brasil S.A.

He has also served as Member of the Board of Directors (2007 to 2009) at Brasilprev Insurance and Pension S.A.; Member of the Board of Directors (2006 to 2009) at FEBRABAN Brazilian Federation of Banks; Member of the Board of Directors (2004 to 2005) at BB Securities Limited; Member of the Board of Directors (2003 to 2005) at Brasilsaúde Insurance Company; Member of the Board of Directors (2001 to 2009) at Alliance Insurance Company of Brazil; Member of the Board of Directors (2000 to 2007) at BB Security - Brazil Bank Pension Fund.

He is pursuing a Master’s degree in Economics at FGV since January 2014. He has a Course for Advisors from the Brazilian Institute of Corporate Governance (2014); a Post-Graduate degree in Marketing from PUC-Rio (2001); Training for Executive MBA from Dom Cabral Foundation (1997). He has a Bachelor’s degree in Economics from the Federal University of Pernambuco (Universidade Federal de Pernambuco – UFPE – 1996).

Diego Fresco Gutierrez (Independent Member and Financial Expert) has served as an independent consultant on complex issues of financial reporting, particularly to companies doubly listed (in Brazil and in the United States) since June 2013. He was a partner at PwC – São Paulo (2000 to June 2013) in the Capital Markets and Accounting Advisory Services area and prior to that held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998).

He has a Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. He is a Certified Public Accountant – “CPA” registered in the State of Virginia (United States) since 2002 (Registration 27,245) and a Contador registered with the Regional Council of Accountancy of the State of São Paulo. He also has certifications from the Brazilian Institute of Corporate Governance as Member of the Commission of Governance in Financial Institutions since 2013.

Geraldo Travaglia Filho (Independent Member) served as an Executive Officer of Itaú Unibanco and Itaú Unibanco Holding (November 2008 to April 2009) and Executive Officer at Banco Itaú BBA S.A. (November 2008 to January 2010) and as Financial Executive Officer of Redecard S.A. (May 2009 to April 2010). He served as Vice President at Unibanco (September 2004 to April 2009).

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

Maria Helena dos Santos Fernandes de Santana (Independent Member) is a Member of the Board of Directors and Chairman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. since 2013; a Member of the Board of Directors and Coordinator of the Audit Committee at Totvs S.A. since 2013; and a Member of the Board of Trustees of the IFRS Foundation since January 2014. She was a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015); Chairperson (July 2007 to July 2012) and Commissioner (July 2006 to July 2007) at CVM; Chairperson of the Executive Committee (2010 to 2012) at the International Organization of Securities Commissions, or IOSCO; Vice President (2004 to 2006) and Member of the Board of Directors since 2001 at Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa, or IBGC). Worked for BOVESPA – São Paulo Stock Exchange (now BM&FBovespa S.A.) for 12 years, acting as Head of Listings and Issuer Relations from 2000 to June 2006. Was involved, since the beginning, with the creation

Our governance	A-64

Annual Report 2015

of the Novo Mercado and the Corporate Governance Listing Tiers, having been in charge of their implementation.

She has a Bachelor’s degree in Economics from the School of Economics, Business and Accounting at the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo, or FEA-USP) in Brazil.

Sergio Darcy da Silva Alves (Independent Member) served as a Member of the Audit Committee of Banco Santander S.A. (October 2006 to March 2013) and Member of the Regulatory Committees as Coordinator and Auditor at BM&FBovespa S.A. since January 2007. He has held several positions: Director of the National Financial System Regulation and Organization (September 1997 to April 2006) in the Central Bank; Head of the National Financial System Regulation and Organization Department (April 1991 to August 1997); Deputy Head of the National Financial System Regulation and Organization (March 1985 to March 1991); Coordinator of the Capital Markets Department in the Division of Financial Institutions Authorization up to 1985.

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

Iran Siqueira Lima (Independent Member) held several positions at the Central Bank holding various positions (1967 to 1993), including: Deputy Head of the Capital Markets Inspection Department (1976 to 1979), Head of the Capital Markets Department (1979 to 1984), Officer of the Capital Markets Department (1984), Officer of the Inspection Department (1985) and Regional Delegate in São Paulo, State of São Paulo (1991 and 1993). In 1986, he took a leave of absence from the Central Bank and served as Officer of the Capital Markets Department at Banco da Cidade S.A. In that same period (1986 to 1988), he founded a consulting firm in the capital markets field, where he held the position of Managing Partner from 1987 to June 1988. At the Brazilian Federal Government he worked as Secretary of Budget and Control of Government Companies – SEST (July 1988 to March 1990). He was Economic and Finance Officer of Telebrás – Telecomunicações Brasileiras S.A. (May 1991 to December 1992) and was a Member of the Board of Directors of the BNDES, of Telesp – Telecomunicações de São Paulo and of Telebrás – Telecomunicações Brasileiras S.A. Since 1972, he has been teaching courses related to Accounting and Finance in the following Universities: Association of Unified Education of the Federal District (AEUDF), UnB, USP, and the MBA courses of FIPECAFI.

He has a Bachelor’s degree in Economics from the University of the State of Rio de Janeiro (Universidade Estadual do Rio de Janeiro – UERJ – 1969) and a Bachelor’s degree in Accounting from the Associação de Ensino Unificado de Brasília (AEUDF) (1973). He has a Postgraduate degree in Economics Engineering and Industrial Administration from Candido Mendes University (1971) and Master’s and Postgraduate degrees in Accounting and Controllership from USP (1976 and 1998, respectively).

Luiz Alberto de Castro Falleiros (Independent Member) has been a Member of the Board of Directors at Tiradentes University since April 2009, an Alternate Member of the Fiscal Council at AES, Tiete and Tupy S.A. since April 2010. He was a Member of the Fiscal Council at Banco Indusval (April 2010 to April 2012). Additionally, he was General Manager at Banco Alfa de Investimento S.A. (July 1998 to December 2000), Superintendent of Market Relations at SABESP – Companhia de Saneamento Básico do Estado de São Paulo (January 1997 to June 1998), Deputy Director Investment (January 1992 to December 1996) and Underwriting Officer (January 1991 to January 1992) at Banco ABC – Roma S.A.

He has a Bachelor’s degree in Economics from UNICAMP, in Campinas (1978) and an MBA in Finance from the Schools of Campinas (Faculdades de Campinas, or FACAMP) (2004), both in Brazil.

Directors’ and Senior Management’s Compensation

Our Compensation Policy, applicable to directors and officers in Brazil (constituting a majority of the management of Itaú Unibanco Group), is in accordance with guidelines provided under applicable Brazilian regulation and is built upon our principles and practices and is intended to better align the interests of our stockholders and our management. Regarding variable compensation, the purpose of our Compensation Policy is to attract, retain and reward management achievements, as well as to stimulate the adoption of prudent levels of risk exposure in the short, medium and long term.

Accordingly, our Compensation Policy sets forth that of the total aggregate variable compensation paid, at least 50% must be paid in shares or share based instruments, and at least 50% must be deferred for future payment in a minimum period of three years. If the institution or business unit records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and

Our governance	A-65

Annual Report 2015

unpaid portions of the compensation will be reversed proportionally to the decrease in result (malus).

Our governance structure for the establishment of compensation sets forth clear and transparent processes, and is overseen by the Compensation Committee. Among others, its responsibilities comprise the formulation of our Compensation Policy, which must be submitted to the annual approval of the Board of Directors. Additionally, our Compensation Committee acts as an important liaison with the Central Bank, increasing the accuracy and transparency of information provided to this regulatory body. Please refer to www. itau.com.br/_arquivosestaticos/RI/pdf/Compensation Committee.pdf for further information.

We have established a profit sharing plan pursuant to which each beneficiary is assigned annually a base amount for computation of payments. The final amount of the payment to an individual is based on the consolidated results of the Itaú Unibanco Group, the results of the business unit to which the individual belongs and the individual’s performance. This individual amount is determined by multiplying the base amount by several indexes that represent those Key Performance Indicators (Itaú Unibanco Holding results and/or business unit results and individual performance).

We also have an institutional program called the Partners Program (Programa de Sócios), comprised of members of management and employees approved by the Personnel Committee as having provided an outstanding contribution and performance. The beneficiaries are entitled to use part or their total annual variable compensation to purchase our preferred shares (“own shares”). If they hold the ownership of these own shares, free of any liens or encumbrances and of other suspension conditions set forth in the program regulation for 3- and 5-year terms as from the initial investment, the return on investment will be through the receipt of our preferred shares (“partners shares”) also for 3- and 5-year terms. These partners’ shares will subsequently remain unavailable for 5- and 8-year terms as from the initial investment in own shares. The Partners Program may also consider instruments derived from shares rather than actual shares.

In 2015, we recorded expenses at Itaú Unibanco Group for our management compensation, including long term incentives plans (Partners Program and Stock Option Plan) in the amount of approximately R$907 million. Our long term incentive plans take into consideration amounts granted in the past but that are still being recorded. Management compensation also considers contributions to pension plans of approximately R$9 million and other benefits, such as health and dental care, which totaled R$3 million. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 35 – Related Parties – (b) Compensation of the Key Management Personnel, for further details.

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

Our Compensation Policy provides post-employment benefits for our management, including medical benefits such as health plan and annual medical check-up. Except for the benefits established by our Compensation Policy, we do not have service contracts with our management providing for benefits upon termination of employment.

Stock Option Plan

We have a stock option plan through which our employees and management receive stock options. These options enable employees and management to share the risk of price fluctuations of our preferred shares with other stockholders and is intended to integrate the beneficiaries of our Stock Option Plan into the development process of our group in the medium and long term.

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, vesting periods and effectiveness of options, in compliance with the rules set forth in the Stock Option Plan.

Options may only be granted to beneficiaries if there is net income sufficient for the distribution of mandatory dividends. Please refer to section Our profile, item Information for the Investor, Stockholders' Payment, for further information on the payment of dividends. Also, to avoid the dilution of stockholders, the sum of shares to be used for compensation of management and options to be granted each year will not exceed the limit of 0.5% of total shares outstanding at the closing balance sheet date of the same year. In the event the number of shares delivered and options granted is below the 0.5% limit, the difference may be added for purposes of share based compensation or granting of options in any one of the seven subsequent fiscal years.

In view of the effects related to Article 33 of Law No. 12,973/2014, the amounts granted under the Partners Program and not yet paid, which used to be under our Stock Option Plan, are now recognized as compensation. As a result, on April 29, 2015, our stockholders approved, among other modifications, to exclude from our Stock Option Plan the provisions on the granting of partner options (related to our prior Partners

Our risk management	A-66

Annual Report 2015

Program), so that the Stock Option Plan will provide only the granting of simple options.

In 2015, no simple options were granted pursuant to our Stock Option Plan. On December 31, 2015, we still had 45,948,317 options to be exercised by the beneficiaries. Please refer to section Performance, Item Consolidated Financial Statements (IFRS), Note 22 – Share-based Payment, I - Stock Options Plan.

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

The description of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below. Our main rules and policies can be found at www.itau.com.br/investor-relations/ corporate-governance/rules-and-policies.

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

Brazilian legislation does not have a similar requirement. Nevertheless, our Board of Directors has four directors considered independent pursuant to the criteria established in our Corporate Governance Policy. For further information on the composition of our Board of Directors, see section Our Governance, item Management Structure, Our Directors and Executive Officers.

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

Brazilian legislation does not have a similar requirement. However, we hold such executive sessions at least once a year. Currently, three quarters of the members of our Board of Directors are non-management directors.

Nomination and Corporate Governance Committee and Compensation Committee

NYSE rules require that listed companies have a nominating or corporate governance committee and also a compensation committee, each entirely comprised of independent directors and governed by a charter on the purposes and responsibilities of such committee. However, under NYSE rules, listed companies (whether U.S. or foreign) of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.

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

Brazilian legislation does not require listed companies to have a compensation committee. Nonetheless, we are required to establish a Compensation Committee pursuant to Brazilian banking regulation. In accordance with such regulation, our Compensation Committee reports to the Board of Directors and members of the Compensation Committee are not required to be independent. However, currently, two out of five members of our Compensation Committee are considered independent under our Corporate Governance Policy.

Our governance	A-67

Annual Report 2015

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

In line with the applicable Brazilian legislation, hiring independent auditors is the responsibility of the Board of Directors, whereas the recommendation for hiring and removing independent auditors is the responsibility of the Audit Committee. Thus, our Board of Directors acts in lieu of the Audit Committee, as permitted by Rule 10A-3(c)(3) (v) under the Exchange Act, for the purpose of hiring our independent auditors.

Stockholders’ Approval of Management Members’ Compensation and Stock Option Plans

NYSE rules require that stockholders have the opportunity to vote on all share-based compensation plans and significant changes thereto, including significant increases in the number of shares available to the plan, with a few exceptions.

Brazilian legislation sets forth a similar requirement, as it establishes the need for approval of the aggregate annual compensation of management members (including shares) and stock option plans at General Stockholders’ Meetings. Please refer to section Our Governance, items Directors’ and Senior Management’s Compensation.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose their corporate governance guidelines.

Brazilian legislation does not establish a similar requirement. However, we have a Corporate Governance Policy that consolidates the corporate governance principles and practices that we adopt. We believe such corporate governance principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, since we voluntarily adhered to BM&FBovespa’s Level 1 of Corporate Governance and granted tag-along rights to all stockholders, regardless of their voting rights. Please refer to section Our Governance, item Our Practices, for further information.

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

Our governance	A-68

Annual Report 2015

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

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. Growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us.

Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies and in the Brazilian government’s structure may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients' ability to pay and, consequently, affecting us.

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

In addition, increases in the SELIC interest rate could reduce demand for credit; increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins.

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

Our risk management	A-70

Annual Report 2015

in or indexed to foreign currencies; and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies. For further information on how the effects of these variables may affect us, please see “Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations” below.

Government fiscal accounts deterioration may affect us

The fiscal accounts deterioration if maintained,  could generate a loss of confidence of local and foreign investors. Regional governments are facing fiscal concerns likewise, due to their high debt burden, declining revenues and inflexible expenditures. Less credibility could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing the depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

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

Banks that operate in countries considered to be emerging markets, including ours, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings, since the ratings of financial institutions, including ours, tend to be subject to a ceiling based on the sovereign credit rating, or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

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

Certain Brazilian companies in the energy and infrastructure sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face downgrades from credit rating agencies, experience funding restrictions and have a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities) that acted as underwriters on public distributions of securities of such investigated companies are also parties to certain law suits in the U.S. and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Other high profile investigation, besides Lava Jato, ongoing in Brazil is the so called Zelotes operation. If the allegations of such investigations are confirmed it may also affect some of our clients and their credit trustworthness. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our

Our risk management	A-71

Annual Report 2015

operations and our commercial relationship with investigated companies or persons we may also become scope of such investigations, which may ultimately result in reputational damage and/or civil liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

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

In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Please refer to section Our Risk Management, item Regulatory Environment, Basel III Framework and Implementation of Basel III in Brazil for further details about regulatory capital requirements. Once the implementation of the Basel III framework is completed for Brazilian banks and its effects fully evaluated, we may need to reassess our funding strategy for regulatory capital should additional regulatory capital be required to support our operations under the new standards.

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In addition, local or state legislatures may, from time to time consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

We also have operations outside of Brazil, including, but not limited to, Argentina, Chile, Colombia, Paraguay, United Kingdom, Uruguay, United States and Switzerland. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

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

Our risk management	A-72

Annual Report 2015

Holders of our shares and ADSs may not receive any dividends.

Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. Notwithstanding, the calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS.

Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general shareholders meeting that such payment would be incompatible with our financial condition. Therefore, in the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment.

Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution.

Please refer to section Our profile, item Our Shares, Stockholders’ Payment and section Our Risk Management, item Regulatory Environment, Basel III Framework, Implementation of Basel III in Brazil for further details about CMN’s capital requirements and to the section Performance, item Consolidated Financial Statements (IFRS), Note 2.4 (w) and 21, for further details about Dividends and Interest on Capital.

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

We are defendants in numerous standardized lawsuits filed by individuals in respect of the monetary stabilization plans, or MSP, from 1986 to 1994, implemented by Brazilian federal government to combat hyper-inflation. We record provisions for such claims upon service of process for a claim.

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

The Federal Supreme Court (Supremo Tribunal Federal, or STF) has issued a number of decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the Federal Supreme Court has decided that the laws were in accordance with the Brazilian federal constitution. In response to this discrepancy, the Confederação Nacional do Sistema Financeiro, or CONSIF, an association of Brazilian financial institutions, filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it hands down a final decision. However, there is no estimate of when the STF will render a judgment in the case, as there has not been a sufficient quorum to decide the issue.

In addition, the Superior Court of Justice (Superior Tribunal de Justiça, or STJ), which is the highest court responsible for deciding cases relating to federal laws, is expected to imminently rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will be: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. In relevant trials during 2015, the STJ ruled that: (i) compensatory interest would not be included in judgment awards, unless the ruling in question specifically provides for the award thereof;

Our risk management	A-73

Annual Report 2015

and (ii) compensatory interest shall not be required to be paid to savings accountholders once the institution in question can prove that the corresponding savings account has been terminated. In addition, such rulings also confirmed that inflationary effects from MSPs that became effective after those that are subject to the judicial action in question may be included in the claim for purposes of determining the amounts due thereunder, even without the express request of the account holder seeking judicial relief.

In addition, the STJ ruled that the term for filing class actions expired 5 years from the date of the MSP implementation. As a consequence, numerous class actions have been extinct by the Judiciary as a result of such ruling.

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

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

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

Our risk management	A-74

Annual Report 2015

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

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or merger and acquisition activity, changes in local economic conditions and, to a lesser extent, in the international economic environment, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may adversely affect our loan portfolio. For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle financing was followed by a significant rise in the level of consumer indebtedness, which led this portfolio to incur high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

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

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2015, approximately 13.9% of all our assets and 60.5% of our securities portfolio were comprised of these debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results of operations and financial condition.

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

Our risk management	A-75

Annual Report 2015

Management Risk Factors

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.

Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk (VaR), and default probability estimation models, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses.

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

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, clients data leakage, inadequate behaviors by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on our business and prospects.

Strategy Risk Factors

Our controlling stockholder has the ability to direct our business.

As of January 31, 2016, IUPAR, our controlling stockholder, directly owned 51.00% of our common shares and 25.54% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the Company. In addition, they are prohibited to vote in cases of conflict of interest in the matter to be decided.

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

Our risk management	A-76

Annual Report 2015

Socio-Environmental Risk Factors

We may experience financial and reputational losses associated to socioenvironmental risks.

Socio-environmental issues and water scarcity are the most evident socio-environmental risk factors that might impact our internal operations and our business.

The direct risks for our operations in Brazil are related to the water crisis, caused by a reduced volume of rain in the past four years, worsened by a structural situation of heavy losses in water distribution, low capacity and dependency of water storage in few reservoirs, as well as waste by consumers.

Water scarcity may affect the operations in our administrative buildings, branch network and data centers, in addition to affecting directly the distribution of electricity, as a large part of it is generated by hydroelectric power plants.

Another risk that may impact us is related to the financing of activities in sectors that are more exposed to socio-environmental impact, such as mining, construction of hydroelectric power plants, cattle breeding, and more, which demand higher diligence for its mitigation.

Socio-environmental risks may affect the payment flow of our customers and, therefore, cause late payments or default, especially in the event of major socio-environmental impacts.

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

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

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

Risk and capital management

We regard risk management as an essential instrument to optimize the use of our resources and to assist us in selecting business opportunities in order to maximize value creation to stockholders.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations;
•	Approval of risk management and control institutional policies, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies; and
•	Management of our portfolio seeking optimal risk-return ratios.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, keeping them from achieving their goals, potentially impacting our earnings, capital, liquidity and reputation.

Risk management processes are embedded in the entire institution and are aligned with the guidelines of our Board of Directors and senior management which, through the committees described below determine overall risk management objectives by establishing targets and limits applicable to our business units. The control and capital management units, in turn, support our management by means of monitoring

Our risk management	A-77

Annual Report 2015

procedures and risk and capital analysis. Please refer to section Our Governance, item Management Structure, Board of Directors and Board of Officers for further details about our Board of Directors responsibilities.

In line with CMN and Central Bank regulations, we implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP).

Our organizational risk management governance is structured in compliance with regulations in Brazil and abroad and in line with market best practices. Control of our credit, market, operational, liquidity and underwriting risks is performed in a centralized manner by an independent unit, led by an executive director reporting to our Chief Executive Officer (CEO) and to the Board of Directors, in order to ensure that such risks are managed pursuant to our risk appetite and our existing policies and procedures. This independent unit is also responsible for centralizing our capital management. Centralized control is intended to provide the Board of Directors and senior management with a global view of our exposures to risks, as well as with a prospective view of our capital adequacy, so as to optimize and expedite appropriate corporate decisions.

We use information technology (IT) systems to comply with the Central Bank’s capital reserve requirements, as well as for risk measurement purposes, following regulations and regulatory models. We also coordinate actions among different units to verify compliance with qualitative and quantitative requirements established by relevant authorities to maintain the minimum required capital and monitor risks.

Risk and Capital Governance

We established committees that are responsible for risk and capital management and report directly to the Board of Directors. Committee members are elected by the Board of Directors, the main authority with respect to risk and capital management decisions. At the executive level, risks are managed by corporate committees, which are chaired by our CEO.

The following committees are part of our risk and capital management governance structure:

(1) CNRF and CTAM are chaired by Itaú Unibanco Holding’s main executive officer in charge of risk.

Risk and Capital Management Committee (CGRC): supports the Board of Directors in the performance of its duties related to our risk and capital management by meeting, at least, quarterly and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

•	Decisions regarding our appetite for risk in terms of capital, liquidity, results and franchise (our brand), ensuring these aspects are in alignment with our strategy and including: acceptable levels of capital and liquidity, types of risk to which we could be exposed as well as aggregate limits for each type of risk, tolerance with respect to volatility of results and risk concentrations, general guidelines on tolerance regarding risks that may have an impact on our franchise (or the value of our brand, i.e., image risk);

•	Supervision of our risk management and control activities to ensure our adequacy to the risk levels assumed and the complexity of transactions in which we engage, as well as compliance with regulatory requirements;

•	Review and approval of capital management institutional policies and strategies that establish mechanisms and procedures intended to maintain capital compatible with the risks incurred by us;

•	Determination of our minimum expected return on capital for our entire business, as well as performance monitoring;

•	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and

•	Promotion and improvement of our risk culture.

Audit Committee: we have a single Audit Committee overseeing all entities within the Itaú Unibanco Group that are either authorized to operate by the Central Bank or that are supervised by SUSEP. In accordance with its internal rules, approved by the Board of Directors, the Audit Committee must meet at least quarterly and otherwise when the Chairman of the committee deems necessary. The committee

Our risk management	A-78

Annual Report 2015

is responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by our independent auditors and of work performed by our internal auditors, and the quality and effectiveness of the internal control and risk management systems.

Additionally, the Committee will, individually or jointly with the Conglomerate’s respective independent audit companies, formally communicate with the Central Bank or SUSEP, as the case may be: (i) noncompliance with the legal and regulatory provisions and internal norms that place the continuity of our companies at risk; (ii) fraud of any value perpetrated by senior management (members of the Board of Directors and Executive Board) of our companies; (iii) significant fraud perpetrated by our employees or by third parties; and (iv) errors resulting in significant inaccuracies in our financial statements of our companies.

Please refer to the section Our Governance, item Management Structure for further details about the responsibilities of these Committees.

Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis to set guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

The CSRML is responsible for the strategic management and control of risks, and for setting limits for market and liquidity risks, according to the authority delegated by the Risk and Capital Management Committee (CGRC). The CSRML is also responsible for analyzing the levels of our current and future liquidity and taking steps to promote the safe and efficient evolution of our financial flows.

The CSRML is responsible for discussing and establishing (i) additional liquidity and market risks; (ii) guidelines to delegate operations and decision powers to the Market Risk and Liquidity Management Committee (CGRML); (iii) the funding policy and the policy on investments in the domestic and international financial markets; (iv) the criteria and rules on transfer pricing among companies of the conglomerate; (v) the strategies for financing group portfolios; (vi) the guidelines and governance for market risk and liquidity in managing funds from Technical Reserves and from Insurance, Pension and Savings Bonds; and (vii) the guidelines for monitoring the balance between assets and liabilities of Closed Private Pension Entities (Foundations) associated with the conglomerate.

Superior Operational Risk Management Committee (CSRO): meets at least on a quarterly basis. Its chief responsibilities are: understanding the risks of our processes and business, defining guidelines for managing operating risks and assessing the results achieved by our Internal Controls and Compliance System.

Superior Products Committee (CSP): meets on a weekly basis and is the highest authority to approve our products, operations, services and related processes. It is responsible for:

•	Evaluating products, operations, services and processes that do not fall under the responsibility of other committees subordinated to it;
•	Evaluating products, operations and processes that the Wholesale Bank does not have authority to approve; and
•	Evaluating products, operations, services and processes that involve risk to our image.

Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies.

Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies.

Superior Credit Committee (CSC): meets on a weekly basis. It is responsible for:

•	Analyzing and deciding on credit proposals that are beyond the authority of the Credit Committees that report to it; and
•	Reviewing decisions which were not made due to a lack of consensus at the committee immediately subordinate to it or that were submitted to it for review due to the relevance of the topic or other features.

Risk and Financial Policies Committee (CNRF): meets at least five times a year, to:

•	Review and approve, by consensus, the circulars and attachments prepared by the Risk and Finance Control and Management Area (ACGRF);

•	Recommend, for final approval by the Board of Directors, the institutional policies prepared by ACGRF; and

•	Ratify attachments approved at the appropriate authority levels.

Model Assessment Technical Committee (CTAM):

CTAM – Market: meets every two months or upon request for the approval and assessment of market and pricing risk models based on the opinion of the independent model validation group, suggests and monitors action plans for the validated models and monitors the performance of the market risk model our time goes by, determining new developments, if necessary.

CTAM – Credit: meets monthly or when required. Its purpose is to approve the use of credit risk models from a technical viewpoint. Its responsibilities are: to give technical approval for the use of credit risk models; to issue the technical opinions of the Broad Validation Unit on credit risk models and on other models used in the management and/or quantification of specific risks, according to our needs and priorities; to resolve important management changes to the models in use; and

Our risk management	A-79

Annual Report 2015

to decide on conditions for the use of models, recommendations for action plans to eliminate/minimize risks and suggestions for future models submitted by the Broad Validation Unit.

Risk Management

Credit Risk

Credit risk is the possibility of losses due to the failure by the borrower, issuer or counterparty to perform their respective financial obligations under agreed upon terms, the devaluation of a credit agreement resulting from a deterioration of the risk rating of the borrower, issuer or counterparty, the reduction of earnings or remuneration, and the benefits granted upon renegotiation or the recovery costs.

Our credit risk management and control structure establishes operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent in all products, portfolio concentrations and the impacts of potential changes in the economic environment. Our portfolio, policies and strategies are continuously monitored to ensure compliance with the rules and laws in effect in each country.

Our credit risk management structure is the primary responsibility of all Business Units and aims to keep the quality of our credit portfolio consistent with risk appetite levels for each market segment in which we operate. The Business Units are responsible for:

•	Following up and closely monitoring the portfolios of credit under their responsibility;

•	Granting credit in accordance with the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations; and

•	Managing credit risk by adopting actions that provide sustainability to its business.

Our institutional policies on credit risk management are approved by our Board of Directors and applicable to all of our companies and subsidiaries in Brazil and abroad.

Our credit policy is based on internal factors, such as borrower ratings criteria, performance and evolution of our portfolio, default levels, return rates, and allocated economic capital; and on external factors related to the economic environment, interest rates, market default indicators, inflation and changes in consumption levels.

We have a structured process to maintain a diversified portfolio considered appropriate by our institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Our credit risk management governance is conducted through corporate committees that report to the Board of Directors or to our executive officers and act primarily by assessing competitive market conditions, setting our credit limits, reviewing control practices and policies and approving actions at different authority levels. The risk communication and reporting processes, including the disclosure of institutional policies on credit risk management, are also part of this governance structure.

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

Our evaluation process, with respect to policies and products, enables us to identify potential risks in order to ensure that credit decisions fall within our acceptable risk parameters, taking into account the economic benefits.

Our centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating for our Wholesale transactions is based on information such as the economic and financial condition of the counterparty, its cash-generating capabilities, its relevant affiliated parent and companies and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-bycase basis through our internal approval governance structure.

With respect to our Retail transactions (individuals, small and middlemarket companies), rating is assigned based on two statistical models: (i) application (in the early stages of our relationship with a customer) and (ii) behavior (used for customers with whom we already have a relationship). Decisions are made based on scoring under these models and resulting ratings are continuously monitored by our credit risk independent unit. In some cases, an individual analysis of specific cases may be performed, in which case credit approval is submitted to the applicable authority levels.

Additionally, the risk assessment of both the Retail and the Wholesale segments takes into account the client´s level of indebtedness to us as well as other creditors.

Our risk management	A-80

Annual Report 2015

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

We count on a specific structure and processes aimed at ensuring that the country risk related to our client is managed and controlled, including: (i) country risk governance; (ii) country ratings; (iii) credit limits for specific countries; (iv) limits monitoring; and (v) actions to limit breaches.

In line with the principles of the CMN regulation, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad.

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

Payroll loans

Our payroll loan products are available to account-holding or nonaccount holding clients. Fixed installments are directly deducted from the borrower’s payroll to the bank´s account without being recorded in the debtor’s account.

The maximum percentage of installments to income is defined by law and is limited to 35% of a payroll loan borrower’s net income, of which 5% should be devoted exclusively to credit cards.

Our risk management	A-81

Annual Report 2015

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

Mortgage loans

In addition to real estate loans provided through our branch network, we have entered into partnerships with large real estate brokers in Brazil, which originate real estate financing, transactions for us on an exclusive basis and in different cities across the country.

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

Credit limits to very small and small companies are assigned according to a client’s revenues and are based on a business risk assessment, as well as on other criteria such as the financial condition of the company´s stockholders or partners, the identification of possible credit restrictions and an evaluation of the economic sector in which the company operates.

Similarly to our procedures for granting of loans to individuals, credit may be granted to very small and small companies pursuant to a preapproved limit or subject to an individual analysis by a credit desk.

Documentation required includes the company’s governing documents, proof of revenues and information on the partners or stockholders.

Much of the credit we extend to for companies in this segment requires the provision of collateral or guarantees. Transactions to finance the production of goods usually require machinery and equipment as collateral. Working capital financing may be collateralized by trade receivables, checks receivable or credit cards receivable or may be collateralized by the company’s partners or stockholders and/or third parties.

Interest rates can be fixed or variable depending on the product that is chosen by the client.

Corporate Credit

The credit analysis process for middle market and large companies is carried out based on the financial condition of such companies and any corporate groups to which they belong. The credit analysis takes into account the company’s history, financial capacity and adequacy of the requested transaction to the client’s needs. This analysis is based on the company’s financial statements (balance sheet, statement of income, statement of cash flows), on-site meetings with the company, market conditions, analysis of the economic sector in which the company operates and inquiries into credit protection services. An environmental analysis is carried out simultaneously with our credit analysis, and a plan of action may be created as a result of this analysis for the company to comply with the requirements determined by our internal environmental policy, or a recommendation to deny the credit may be issued.

The proposed maximum credit amount extended and the client internal rating, with a defined cut-off, are submitted to the appropriate credit authorization levels depending on the amount involved, term of the transaction and available security or guarantees, in accordance with our governance policies. Interest rates can be fixed or variable depending on the product that is chosen by the client within the credit limit approved.

International Units

The individual and legal entities of International Units follow procedures similar to those applied to individuals and the corporate segments mentioned above. For the individuals segment, lending is mainly based

Our risk management	A-82

Annual Report 2015

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

Risk-Mitigating Instruments

As part of our credit risk control, we have institutional policies establishing guidelines and duties in connection with the request for provision of collateral and each business unit is responsible for establishing, in its own credit policies, credit risk management rules for the acceptance of such collateral.

Collateral or personal guarantees may be required to mitigate our risk exposure to certain transactions. In order to be considered a risk-mitigating instrument, collateral must meet legal and performance requirements established in our internal policies. All collateral that may impact credit risk, capital allocation and accrual are periodically reviewed by us, ensuring that they are legally enforceable.

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

Our policies and general market risk management framework are consistent with the principles contained in CMN regulations and apply our approach to market risk control and management across all business units and legal entities of the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The profile of our portfolio; and
•	Expertise within the Itau Unibanco Group to support operations in specific markets.

Our market risk management framework is subject to the governance and hierarchy of committees and to a structure of limits and alerts, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio, Equities Desk), as well classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts ranges from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and aims to improve the process of understanding and monitoring risk, as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility and our risk appetite. Limits are monitored on a daily basis and breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

•	within one business day, for management responsible for the business units and executives in the risk control area and business areas; and

•	within one month, for the competent committees.

Daily risk reports, used by the business and control units, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews, to ensure it reflects the best market practices, and continues to improve over time.

Our structure of limits and alerts follows the Board of Directors guidelines and is approved by the committees. The process for defining limit levels and reporting violations is subject to our governance institutional policies of approval. The established information flow is intended to provide this information to our various executive levels, including members of the Board of Directors through the committees responsible for risk management.

The key principles underlying our market risk control are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;

•	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;

•	Increase the transparency as to how the business works to optimize results;

•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and

•	Concentration of risks must be monitored and avoided.

Market risk is controlled by a unit that is independent from our “risk originating” business units and is responsible for performing the daily activities of: (i) risk measurement and assessment; (ii) monitoring of stress scenarios, limits and alerts; (iii) application of stress scenarios, analysis and tests; (iv) reporting of risk to responsible individuals within the relevant business unit, in accordance with our governance requirements; (v) monitoring the necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) supporting the secure launch of new financial products. To this end, we have a structured

Our risk management	A-83

Annual Report 2015

process of communication and information flow that provides information to our committees and monitors compliance with the requirements of Brazilian and relevant foreign regulatory agencies.

We hedge transactions with clients and proprietary positions, including foreign investments, in order to mitigate risks arising from fluctuations in market risk factors and maintain the positions on the breaching limits. We use various financial instruments to manage risks, including exchange or over-the-counter market derivatives, which mainly include: (i) interest and exchange rate futures contracts; (ii) Foreign Exchange Non-Deliverable Forwards; (iii) interest and exchange rate swap contracts; and (iv) options. Operations with derivative financial instruments are classified according to their characteristic, risk management or cash flow hedge. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is reviewed, allowing for an ongoing follow up of the hedge effectiveness (retrospectively and prospectively) and of any changes in the accounting process. The accounting and managerial hedging procedures are governed by our internal institutional polices. Our market risk framework categorizes transactions as part of either the Banking Portfolio or the Trading Portfolio, in accordance with general criteria established by specific regulation.

Our Trading Portfolio is composed of all transactions with financial and commodity instruments (including derivatives) held with the intention of trading, to benefit from arbitrage opportunities, or for use of such transactions to hedge risk within this portfolio, and that have no restriction on trading. Profits are based on changes in actual or expected prices in the short term.

Our Banking Portfolio is predominantly characterized by trades originated from the banking business and related to the management of our balance sheet. As a general rule, this desk’s portfolios are held without intention of trading and for a time horizon of medium and long term.

Market risk exposures that are inherent in many financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts the evaluation of a certain position. The main risk factors measured by us are:

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

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment as of the other risk indicators, such as interest rates and FX rates and follow the governance and risk limits framework adopted by our management for market risk assessment.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic losses based on normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: a mechanism that triggers a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and
•	Stressed VaR: a statistical metric derived from VaR, aimed at capturing the largest risk in simulations of the current portfolio, taking into consideration observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one annual basis point change is applied to current interest rates or index rates; and
•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of the underlying assets, implied volatilities, interest rates and time.

Our risk management	A-84

Annual Report 2015

Please refer to our Consolidated Financial Statements (IFRS), Note 36 – Management of Financial Risks for further details about Market Risk.

VaR – Consolidated Itaú Unibanco Holding

The methodology for the calculation of our Consolidated VaR uses a “historical simulation” approach, which carries out the full repricing of all positions, using the real historical distribution of assets.

The table below shows the Consolidated Total VaR and provides the analysis of exposure to market risk of our Trading Portfolio, Banking Portfolio and our subsidiaries outside Brazil, namely, Itau BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay, Banco Itaú Paraguay and Itaú BBA Colombia, showing where there are higher concentrations of market risk. We adhered to our policy of operating within low limits in relation to capital and maintained our conservative management and portfolio diversification approach throughout the period.

					(In millions of R$)
Global VaR				December				December
(Historical Simulation approach)(1)	Average	Minimum	Maximum	31, 2015	Average	Minimum	Maximum	31, 2014
Group of Risk Factor
Brazilian Interest rate	131.9	78.2	236.4	121.2	92.4	37.0	161.8	124.8
Other Interest rate	93.6	75.1	139.2	108.6	60.4	21.1	93.2	83.6
FX rate	47.2	11.3	118.6	13.1	36.1	3.6	141.2	26.5
Brazilian Inflation Indexes	134.1	103.9	294.9	108.9	99.1	45.9	162.9	115.7
Equities and commodities	28.5	17.2	70.4	59.3	22.8	10.4	60.7	22.5

Foreign Units(1)
Itau BBA International(4)	3.2	1.0	10.1	3.0	1.1	0.4	2.3	1.6
Banco Itaú Argentina(2)	8.5	1.9	118.1	7.8	4.0	0.9	18.8	1.9
Banco Itaú Chile(2)	7.5	4.5	14.0	4.7	3.3	1.3	5.5	5.3
Banco Itaú Uruguay(3)	2.0	0.9	4.1	2.6	1.6	0.8	2.6	2.1
Banco Itaú Paraguay(4)	3.8	1.3	7.8	7.6	1.3	0.6	3.6	3.5
Banco Itaú BBA Colombia(2)	1.2	0.3	1.7	0.4	0.4	0.1	1.2	0.5

Diversification effect(5)				(233.3)				(194.9)
Total	207.0	152.3	340.7	204.0	131.9	59.0	227.7	193.1
(1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
(2)	VaR calculated using historical simulation as from the first quarter of 2015.
(3)	VaR calculated using historical simulation as from the third quarter of 2015.
(4)	VaR calculated using historical simulation as from the fourth quarter of 2015.
(5)	Reduction of risk due to the combination of all risk factors.

					(In millions of R$)
Global VaR				December				December
(Parametric approach)	Average	Minimum	Maximum	31, 2014	Average	Minimum	Maximum	31, 2013
Group of Risk Factor
Brazilian Interest rate	89.0	37.0	193.0	127.8	172.4	65.6	416.9	69.1
Other Interest rate	43.8	21.1	149.4	90.4	26.2	8.6	76.7	45.2
FX rate	28.7	3.6	110.6	8.9	34.5	4.4	70.2	10.4
Brazilian Inflation Indexes	89.0	45.9	144.7	82.9	76.1	37.3	155.5	65.7
Equities and commodities	19.1	10.4	35.0	24.8	29.6	14.0	60.1	20.4

Foreign Units
Itau BBA International	1.1	0.4	2.3	1.6	2.4	1.6	4.1	1.9
Banco Itaú Argentina	4.0	0.9	18.8	1.9	4.0	2.2	7.4	5.7
Banco Itaú Chile	3.3	1.3	5.5	5.3	5.6	2.1	13.6	2.1
Banco Itaú Uruguay	1.6	0.8	2.6	2.1	2.8	1.5	8.9	1.7
Banco Itaú Paraguay	1.3	0.6	3.6	3.5	0.9	0.4	1.8	0.9
Banco Itaú BBA Colombia	0.4	0.1	1.2	0.5	0.4	0.0	1.3	0.2

Diversification effect(1)				(169.3)				(113.0)
Total	125.5	59.0	231.4	180.4	224.5	97.9	443.4	110.4
(1)	Reduction of risk due to the combination of all risk factors.

Our risk management	A-85

Annual Report 2015

On December 31, 2015, our average global VaR (Historical Simulation) was R$207.0 million, or 0.18% of our consolidated stockholders’ equity on December 31, 2015, compared to our average global VaR (Historical Simulation) of R$131.9 million on December 31, 2014 or 0.13% of our consolidated stockholders’ equity on December 31, 2014. On December 31, 2013, before migrating our internal methodology to calculate VaR with Historical Simulation, our average global VaR considering the parametric approach was R$224.5 million, or 0.27% of our consolidated stockholders’ equity on December 31, 2013.

VaR – Trading Portfolio

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Portfolio. Our total average Trading Portfolio VaR was R$23.6 million on December 31, 2015, compared to R$25.7 million on December 31, 2014 and to R$40.2 million on December 31, 2013.

	(In millions of R$)
				December				December				December
Trading Portfolio VaR	Average	Minimum	Maximum	31, 2015	Average	Minimum	Maximum	31, 2014	Average	Minimum	Maximum	31, 2013
Group of Risk Factor
Brazilian Interest rate	25.7	8.7	48.9	22.9	22.2	7.8	44.8	16.6	38.2	15.7	104.9	20.1
Other Foreign Interest rate	11.5	5.7	32.2	14.0	12.1	3.6	35.0	3.6	13.7	4.5	31.7	21.7
FX rates	15.8	6.5	35.3	12.9	7.9	2.4	22.8	10.7	31.8	6.2	68.1	9.4
Brazilian Inflation Indexes	9.3	4.0	18.6	7.7	15.9	8.1	27.3	8.1	12.0	3.1	30.4	21.4
Equities and commodities	5.6	3.5	11.0	6.6	10.3	1.7	57.2	4.3	19.2	5.8	38.2	13.7

Diversification effect(1)				(43.2)				(26.4)				(56.0)
Total	23.6	10.6	49.4	20.8	25.7	13.1	54.3	16.9	40.2	17.7	71.7	30.3
(1)	Reduction of risk due to the combination of all risk factors.

Sensitivity Analyses

(Trading and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analyses of the Trading Portfolio and Banking Portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis.

					(In thousands of R$)
		Trading Portfolio(1)			Trading and Banking Portfolios(1)
Exposures		December 31, 2015			December 31, 2015
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(285)	(114,002)	(228,507)	(4,376)	(1,572,640)	(3,021,487)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(162)	(5,312)	(11,459)	873	(22,408)	(25,705)
Foreign Exchange Rates	Prices of Foreign Currencies	657	57,436	242,760	533	33,770	200,816
Price Index Linked	Prices Indexes Linked Interest Rates	(32)	(4,063)	(649)	(1,334)	(229,441)	(444,651)
TR	TR Linked Interest Rates	(0)	(7)	(14)	783	(276,817)	(635,021)
Equities	Prices of Equities	(148)	27,369	50,887	4,591	(86,428)	(176,770)
Total		30	(38,579)	53,018	1,071	(2,153,963)	(4,102,820)
(1)	Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;

•	Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and

•	Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Our risk management	A-86

Annual Report 2015

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

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both the market forces and management decisions. Our Superior Market Risk and Liquidity Committee (CSRML) analyzes the Itaú Unibanco Group’s mismatch position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of Financial Risks for further details about the position of our interest-bearing assets and liabilities as of December 31, 2015. Note 36 to our audited interim consolidated financial statements provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage the risk in these changing positions.

Exchange rate sensitivity

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of financial risks for further details.

The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into consideration the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

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

Our risk management	A-87

Annual Report 2015

The information set forth below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$64.7 billion as of December 31, 2015, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad.

	(In millions of R$, except percentages)
	As of December 31, 2015
					% of amounts
		Denominated	Indexed		denominated in and
	Brazilian	in foreign	to foreign		indexed to foreign
Exchange rate sensitivity	currency	currency(1)	currency(1)	Total	currency of total
Assets	1,000,798	237,216	38,401	1,276,415	21.6
Cash and deposits on demand	5,738	11,449	1,357	18,544	69.1
Central Bank compulsory deposits	59,384	7,172	-	66,556	10.8
Interbank deposits	7,502	23,023	-	30,525	75.4
Securities purchased under agreements to resell	252,295	2,109	-	254,404	0.8
Held-for-trading financial assets	154,737	6,531	3,043	164,311	5.8
Financial assets designated at fair value through profit or loss	505	137	-	642	21.3
Derivatives	7,445	9,266	10,044	26,755	72.2
Available-for-sale financial assets	51,621	33,633	791	86,045	40.0
Held-to-maturity financial assets	27,378	14,807	-	42,185	35.1
Loan operations and lease operations portfolio	336,668	123,370	14,210	474,248	29.0
Allowance for loan losses	(22,219)	(4,294)	(331)	(26,844)	17.2
Other financial assets	39,287	5,362	8,857	53,506	26.6
Investments in associates and joint ventures	4,397	2	-	4,399	0.0
Goodwill	1,744	313	-	2,057	15.2
Fixed assets, net	8,062	479	-	8,541	5.6
Intangibles assets, net	5,779	516	-	6,295	8.2
Tax assets	51,399	750	-	52,149	1.4
Assets held for sale	471	15	-	486	3.1
Other assets	8,605	2,576	430	11,611	25.9
Percentage of total assets	78.4%	18.6%	3.0%	100.0%
Liabilities and Stockholders’ Equity	968,175	278,157	30,083	1,276,415	24.1
Deposits	180,137	112,020	453	292,610	38.4
Securities sold under repurchase agreements	312,856	23,787	-	336,643	7.1
Financial liabilities held for trading	-	412	-	412	100.0
Derivatives	9,670	10,256	11,145	31,071	68.9
Interbank market debt	91,292	63,819	1,775	156,886	41.8
Institutional market debt	38,425	53,348	2,145	93,918	59.1
Other financial liabilities	50,317	8,641	9,757	68,715	26.8
Reserves for insurance and private pension	129,203	100	2	129,305	0.1
Liabilities for capitalization plans	3,044	-	-	3,044	-
Provisions	18,964	30	-	18,994	0.2
Tax liabilities	4,098	873	-	4,971	17.6
Other liabilities	16,110	4,871	4,806	25,787	37.5
Non-controlling interests	1,807	-	-	1,807	-
Stockholders’ equity	112,252	-	-	112,252	-
Percentage of total liabilities and stockholders’ equity	75.8%	21.8%	2.4%	100.0%
(1)	Predominantly U.S. dollar.

Note that the information presented in the table above is not prepared on the same basis as presented in the Consolidated Financial Statements.

Our risk management	A-88

Annual Report 2015

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical daily results with the estimated daily VaR. The number of exceptions (i.e. deviations) with respect to the pre-established VaR limits should be consistent, within an acceptable margin, with the hypothesis of 99.0% confidence intervals (i.e., there is a 1.0% probability that the financial losses are higher than the losses estimated by the model), considering a period of 250 business days (ending on December 31, 2015). The backtesting analysis presented below takes into consideration the ranges suggested on the document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements”, published by the Basel Committee.

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

The graph shows the adequacy level of the market risk models used by us, presenting the risk (absolute value) versus return pairs for the period considered. Since the diagonal line represents the threshold where risk equals return, all the dots below this line indicate exceptions to the estimated risk. For the exposure of the Trading Portfolio, the hypothetical losses exceeded the VaR estimated by the model on 3 days during the 250 day period ended on December 31, 2015.

Backtesting – Trading Portfolio Exposure(1)

(In millions of R$)

(1) Foreign units are not considered.

Source: Itaú Unibanco Holding

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

In line with CMN and Central Bank regulations, we have an operational risk management governance structure and an institutional policy, which are annually approved by the Board of Directors and are applicable to our local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities, which objective is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of our assets and image.

Our operational risk management structure is supported by a governance process that is structured through discussion forums and committees, which, in turn, report to the Board of Directors, and is based on well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities. This structure is intended to ensure independence between our units and, consequently, informed decisions with respect to risks. This independence is reflected in the risk management carried out on a decentralized basis under the responsibility of the business units and in the centralized control carried out by the operational risk and internal control and compliance units by means of methodologies, training and certification of the control environment on an independent basis and providing tools for monitoring them.

Our management structure seeks to identify, prioritize and manage any operational risks, and to monitor and report management activities, for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

Our risk management	A-89

Annual Report 2015

The managers of our executive units use corporate methodologies that are built and made available by the internal control, compliance and operational risk departments. Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes and products, the monitoring of key risk indicators and the database of operational losses. Therefore, our operational risk management ensures a single framework for the management of processes, systems, projects and new products and services.

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

Cyber Security

We have structured solutions in an effort to mitigate the main threats posed by cyberattacks at different levels of our organization, through the definition of policies, processes and procedures that support the entire chain of information.

We monitor and address all types of attacks and security incidents. We have a certified IT staff with knowledge of various technologies. We control the access to our systems and digital resources, while constantly updating our registry to maintain a high level of security and avoid breaches and unauthorized access. We employ state-of-the-art technology in seeking to secure our network and data, as well as other barriers such as restricted access to our servers, facilities, and virtual environments, through the use of firewalls, password-protection and encryption.

Our Corporate Security area works together with our business, IT, internal controls and audit teams to keep our systems always up-to-date, seeking to reduce financial losses and reputational damages in Brazil and abroad that could result from cyber attacks.

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

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation with respect to our employees, clients, strategic partners and regulators. Our crisis management infrastructure has a command center that constantly monitors daily transactions, as well as media channels in which we are mentioned. Our crisis management is handled by our Focal Agent Network, which is composed of representatives appointed by our business units and that work in the monitoring of potential problems, resolution of crises, business continuity, improvement of processes and search for preventive actions; and
•	Business Continuity Plans (PCN): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, we have established, in our PCN, corporate wide and customized actions for its line of business by means of:
•	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
•	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations;
•	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and
•	Processes Contingency Plan: alternatives for carrying out the critical processes identified in each of our business units.

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

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_Continuity_Policy.pdf, for further details about our Corporate Business Continuity Policy.

Our risk management	A-90

Annual Report 2015

Liquidity Risk

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected current and future obligations, including those from guarantee commitments, without affecting its daily operations and not incurring significant losses.

Our liquidity risk control is carried out by an independent group of our business units and is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit units.

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

Pursuant to the requirements of CMN and Central Bank regulations, Itaú Unibanco is required to deliver on a monthly basis its Liquidity Risk Statements (DLR) to the Central Bank. In connection with such analysis, the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives; and
•	Tracking the sort of funding sources trough a continuous control of funding sources considering counterparty type, maturity and others aspects.

The basic requirement for the effectiveness of the liquidity risk control is the proper measurement of the risk exposure. The liquidity risk measurement process uses corporate systems and own applications that are internally developed.

The structure of liquidity risk management of our institution is considered adequate and in line with the best practices, allowing for the timely control of the risk. In 2015, we made investments to improve and provide more efficiency to our liquidity risk controls.

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

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLICY_ FOR_SUSTAINABILITY_RI_2015__ING_.pdf, for further details about our Sustainability and Social Environmental Responsability Policy.

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

Our risk management	A-91

Annual Report 2015

the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, enter into new businesses and maintain continued access to financing sources.

Since the reputational risk directly or indirectly permeates all of our operations and processes, we have an infrastructure governance that seeks to ensure that potential reputational risks are identified, analyzed and managed while in the initial phases of its operations and the analysis of new products.

We believe that our reputation is extremely important in order to achieve our long- term goals which is why we seek to align our external communications with ethical and transparent practice and work, which is essential to raise the confidence of our stakeholders. Therefore, in order to maintain our strong reputation and avoid negative impact on the perception of our image by many stakeholders, reputational risks are addressed by many internal processes and initiatives which, in turn, are supported by internal regulations with the main purpose of providing mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which we could become exposed. They include:

•	Risk appetite framework;
•	Process for the prevention of the use of Itaú Unibanco in unlawful acts;
•	Crisis management process and business continuity;
•	Processes and guidelines of the governmental and institutional relations;
•	Corporate communication process;
•	Brand management process;
•	Ombudsman offices initiatives and commitment to customer satisfaction; and
•	Ethics guidelines and prevention of corruption.

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

We have a structured and consistent flow of procedures for addressing compliance with new rules and regulations, covering the stages of identification, distribution, monitoring and compliance, and all of these processes and procedures are applied consistently throughout our organization and established in internal rules. The structure and flow for addressing the regulatory risk are composed of: (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) relationship with regulators; (iv) monitoring of action plans; (v) prioritization of risks; and (vi) control of compliance with legal decisions on class actions and with the conduct adjustment instruments to which we are party (Termos de Ajustamento de Conduta, or TACs).

Model Risk

Our risk management has proprietary models for the management of risks that are continuously monitored and reviewed when necessary in order to ensure the effectiveness of our strategic and business decisions.

Model risk is defined as the risk that arises when our models do not reflect, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from actual results. This risk may materialize mainly as a result of methodological inadequacies during the development of the model or because the application of such models in situations other than those anticipated in the modeling process.

We use the best market practices to manage the model risk to which we are exposed during the entire lifecycle of a model and the stages of which may be classified into four main stages: development, implementation, validation and use. The best practices we apply to our model risk control include: (i) quality certification of our database, (ii) application of a list of essential steps to be taken during the model´s development, (iii) application of a conservative approach in our decision making, as applied to our models, (iv) use of external benchmarks, (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

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

Our risk management	A-92

Annual Report 2015

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

In order to properly address risk, we utilize the governance standards and processes listed below. These governance standards and processes are utilized by senior management and the risk control and management department of the relevant business and strategic decisions in order to ensure that the risk is managed and that the decisions are sustainable. These governance standards and processes are as follows:

•	Governance that has qualified decision-makers who, at the same time, are properly motivated;
•	Budgeting process with the active participation of the risk control and management department;
•	Process for the assessment of new products before they are sold; and
•	Specific structure for the assessment and prospection of mergers and acquisitions.

Insurance Risk, Pension Plan and Premium Bond Products Risk

The portfolio of our insurance companies is comprised of life and elementary insurance (for example, credit life and housing), as well as pension plans and premium bond. With respect to such products, insurance risk relates to:

•	Underwriting risk is the possibility of losses arising from insurance products, pension plans and premium bond products that go against our expectations and that are directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market risk is the possibility of losses resulting from fluctuations in market value of assets and liabilities that comprise technical actuarial reserves;
•	Credit risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bond operations; and
•	Liquidity risk is the possibility of the bank not being able to timely comply with its obligations with insurance policyholders and beneficiaries of pension funds arising from the lack of liquidity of the assets that make up the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and premium bonds are properly identified, measured, evaluated, reported and approved in relevant forums, we have a risk management framework in place, of which the guidelines are established pursuant to our institutional norms are approved by our Board of Directors, that is applicable to companies and subsidiaries at risk from insurance products, pension plans and premium bonds, in Brazil and abroad.

The process of risk management for insurance, pensions and special savings plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by us.

As part of the risk management process, there is a governance structure where decisions may be taken by committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial premises. This mapping enables Asset Liability Management models to be created, and these are used to define the best makeup of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, our liquidity requirements and the changes in the characteristics of the liabilities.

Capital Management

The Board of Directors is the main authority with respect to capital management and is responsible for approving the capital management institutional policy and guidelines regarding the capitalization level of the conglomerate, approving the ICAAP report and analyzing the results of the independent validation of ICAAP’s models and processes, performed by our internal controls and model validation teams. Additionally, the conclusions of and points of attention raised by auditors on capital management processes are submitted to the Board of Directors.

The ICAAP is intended to assess the adequacy of our capital by identifying material risks; by assessing whether capital is required for such risks and the means of quantifying it; by elaborating a capital plan, both for normal and stress situations; and by preparing a capital contingency plan. In order to independently validate the effectiveness of ICAAP’s processes and models, our internal controls team is responsible for evaluating our governance framework, processes, policies and activities of monitoring and reporting.

Our risk management	A-93

Annual Report 2015

The result of the latest ICAAP – which was dated December 2015 – shows that, in addition to the capital required to cover material risks, we have a significant capital surplus, thus ensuring the bank’s soundness.

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

As part of our capital planning, extreme economic and market conditions are simulated, in order to measure our capital position under stress. The stress scenarios are approved by the Board of Directors, and their impacts on capital are considered when devising our strategy and positioning of our businesses and capital.

Complementing the calculation of capital to cover Pillar 1 risks (credit risk, market risk and operational risk), we have been developing mechanisms to identify and analyze the materiality of other risks, in addition to methodologies for assessing and quantifying the need for additional capital to cover such risks.

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

Minimum requirements

Our minimum capital requirements are denominated in the form of ratios between available Regulatory Capital (PR), and risk-weighted assets, or RWA. These minimum capital requirements were established by a with a set of resolutions and circulars published by the CMN and Central Bank since 2013, which implement in Brazil the global capital requirement standards known as Basel III.

Our available Regulatory Capital (PR) consists of the sum of Tier 1 and Tier 2 Capital, as defined by CMN resolutions. The total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk, which are calculated using the standardized approaches.

The minimum Regulatory Capital requirement corresponded to 11% from October 1, 2013 to December 31, 2015, and will decrease gradually to reach 8 percent in January 1, 2019. CMN and Central Bank standards also require for the Common Equity Tier 1, which corresponds to the sum of the components – ACPConservation’ ACPCountercyclical and ACPSystemic – which, in together with the requirements mentioned in the preceding paragraph, increase capital requirements over time. CMN and Central Bank standards also established requirements to qualify instruments eligible for Tier 1 or Tier 2 Capital. Additionally, these standards establish a gradual reduction of eligibility of capital instruments issued pursuant to the former regulation on Regulatory Capital instruments that are still outstanding.

Capital Composition

Pursuant to current regulations our Regulatory Capital (PR), used to monitor our compliance with the capital requirements imposed by the CMN and the Central Bank, is the sum of Tier 1 Capital and Tier 2 Capital, according to which:

•	Common Equity Tier 1: sum of share capital, reserves and retained earnings, net from deductions and regulatory adjustments (ajustes prudenciais);
•	Additional Tier 1 Capital: comprises of instruments of perpetual nature, which meet eligibility requirements; and
•	Tier 2 Capital: debt instruments with defined dates, primarily subordinated debt, wich meet eligibility requirements.

In accordance with applicable Brazilian regulations, we must maintain our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements established at all times. The RWA used for assessing these minimum regulatory requirements can be determined by adding the following portions:

RWACPAD = portion relating to exposures to credit risk;

RWACAM = portion relating to exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;

RWAJUR = portion relating to exposures subject to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;

RWACOM = portion relating to exposures subject to variations in commodity prices;

RWAACS = portion relating to exposures subject to variations in equities prices and classified in the Trading Portfolio; and

Our risk management	A-94

Annual Report 2015

RWAOPAD = portion relating to the calculation of operational risk capital requirements.

Capital Adequacy

Through our Internal Capital Adequacy Assessment Process (ICAAP), we ensure the sufficiency of our capital to cover credit, market and operational risks, which are represented by our Minimum Required Regulatory Capital and to cover other risks we consider material.

In order to ensure our capital strength and availability of capital to support business growth, we maintain Regulatory Capital levels above the minimum required regulatory capital levels, based on the BIS ratio (as defined below) and on the Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital ratios (calculated by dividing Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital by the total risk weighted assets).

On December 31, 2015, our Regulatory Capital at the prudential conglomerate level reached R$128,465 million, a decrease of R$1,325 million when compared to December 31, 2014, at the financial conglomerate, mainly due to the decrease of our Tier 2 Capital.

		(In millions of R$)			(%)
		As of December 31,
	Prudential
	Conglomerate	Financial Conglomerate		Variation
Capital Composition	2015	2014	2013	2015-2014	2014-2013
Tier 1 Capital(1)	101,001	96,232	87,409	5.0	10.1
Common Equity Tier 1 Capital(2)	100,955	96,212	87,409	4.9	10.1
Additional Tier 1 Capital(3)	46	20	-	129.9	-
Tier 2 Capital(4)	27,464	33,559	37,734	(18.2)	(11.1)
Regulatory Capital	128,465	129,790	125,144	(1.0)	3.7
Minimum Required Regulatory Capital	79,471	84,488	83,099	(5.9)	1.7
Excess Capital in relation to Minimum Required Regulatory Capital	48,994	45,302	42,045	8.1	7.7
Risk weighted assets (RWA)	722,468	768,075	755,441	(5.9)	1.7

(1)	Comprised of the Common Equity Tier 1 Capital, as well as the Additional Tier 1 Capital.

(2)	Sum of share capital, reserves and retained earnings, net from deductions and regulatory adjustments (ajustes prudenciais).
(3)	Comprised of of instruments of a perpetual nature, which meet eligibility requirements.
(4)	Comprised of debt instruments with defined maturity dates, primarily subordinated debt, which meet eligibility requirements.

Our BIS ratio (calculated as the ratio between our Regulatory Capital and the total amount of RWA) at the prudential conglomerate level reached 17.8%, on December 31, 2015, an increase compared to December 31, 2014, at the financial conglomerate, mainly explained due to a decrease in RWA. Our BIS ratio on December 31, 2015 consisted of 14.0% of Common Equity Tier 1 Capital and 3.8% of Tier 2 Capital.

Our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to the financial institutions included in our Financial Conglomerate, up to December 31, 2014. From January 1, 2015, instead of calculating ratios for our Financial Conglomerate we calculated at the Prudential Conglomerate level, which is comprised of not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

Please refer to section Our Risk Management, item Regulatory Environment, Implementation of Basel III in Brazil, for further details about minimum capital ratios.

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 33 – Regulatory Capital for further details about regulatory capital.

		(%)
		As of December 31,
	Prudential	Financial Conglomerate
Capital Ratios	2015	2014	2013
BIS ratio	17.8	16.9	16.6
Tier 1 Capital	14.0	12.5	11.6
Common Equity Tier 1 Capital	14.0	12.5	11.6
Additional Tier 1 Capital	-	-	-
Tier 2 Capital	3.8	4.4	5.0

Please refer to section Our Risk Management, item Regulatory Environment, Basel III Framework, Implementation of Basel III in Brazil.

Money Laundering Prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud.

The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities.

Itaú Unibanco established a corporate policy to prevent its involvement in illicit activities, protecting its reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society, through a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with police and judicial authorities. It also continuously seeks to align itself with the local and international best practices to prevent and fight illicit acts, through investments and training its employees on ongoing basis.

In order to be compliant with the corporate policy guidelines, Itaú Unibanco established a program to prevent and fight illicit acts, which includes the following pillars:

Our risk management	A-95

Annual Report 2015

•	Customer Identification Process;
•	“Know Your Customer” Process (KYC);
•	“Know your Partner ” Process (KYP);
•	“Know Your Supplier” Process (KYS);
•	“Know Your Employee” Process (KYE);
•	Risk Assessment on New Products and Services;
•	Transaction Monitoring;
•	Reporting Suspicious Transactions to Regulators and Authorities; and
•	Training.

This program is applicable to Itaú Unibanco and its controlled entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, the Compliance and Operational Risk Committee, the Internal Operational Risk Committee, and the Anti-Money Laundering Committee.

Please refer to section Our Risk Management, item Regulatory Environment for further details about money laundering regulation and to www.itau.com.br/_arquivosestaticos/RI/ pdf/en/PREVENTION_AGAINST_ILLICIT_ACT_ RI2013.pdf, for more details about our Illicit Acts Prevention and Combat Corporate Policy.

Politically Exposed Persons

Our commitment to the compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of politically exposed persons, or PEPs, whether as individuals or entities.

As per our policies related to PEPs, we apply enhanced due diligence with respect to these customers and we require a higher level of approval (at a minimum at the director level), prior to establishing any relationship with such PEPs.

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

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

•	prohibition of operating in Brazil without the prior approval of the Central Bank;
•	prohibition of acquiring real estate that are not for the financial institution’s own use, except those received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank;
•	prohibition of acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios;
•	prohibition of granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group;
•	restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities. Please refer to the section Our Risk Management, item Regulatory Environment, item Loans and Advances to Related Persons to more information about these individuals and legal entities;
•	obligation of depositing a portion of the deposits received from clients with the Central Bank (compulsory deposit); and
•	obligation of maintaining sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Our risk management	A-96

Annual Report 2015

Basel III Framework

The Basel III framework increases minimum capital requirements and creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

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

Implementation of Basel III in Brazil

CMN and the Central Bank have issued several rules which detail the implementation of the Basel III framework in Brazil.

Brazilian banks’ minimum total capital ratio is calculated as the sum of the following two components:

•	Regulatory Capital (patrimônio de referência); and

•	Additional Core Capital (adicional de capital principal).

Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event“. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation.

Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as

Our risk management	A-97

Annual Report 2015

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

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital.

From October 1, 2015, a minimum LCR in a standardized liquidity stress scenario is required for banks with total assets in excess of R$100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Banks will also be required to effect public disclosures of their LCR on a quarterly basis after April 1, 2016.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets.

					(%)
				From January 1,
Basel III – Schedule	2015	2016	2017	2018	2019
Common equity Tier 1	4.5	4.5	4.5	4.5	4.5
Tier 1 Capital	6.0	6.0	6.0	6.0	6.0
Total regulatory capital	11.0	9.875	9.25	8.625	8.0
Additional common equity Tier 1 (ACP)	-	0.625	1.5	2.375	3.5
Capital conservation buffer	-	0.625	1.25	1.875	2.5
Countercyclical capital buffer(1)	-	-	-	-	-
Systemic	-	-	0.25	0.5	1.0
Common equity Tier 1 + ACP	4.5	5.1	6.0	6.9	8.0
Total regulatory capital + ACP	11.0	10.5	10.8	11.0	11.5
Prudential adjustments deductions	40	60	80	100	100
(1)	According to Circular No. 3.769 of Central Bank, the ACP countercyclical requirement is zero.

The Central Bank has also established the calculation methodology for the leverage ratio. However, it has not yet determined a minimum ratio. Banks are required to prepare public disclosures of their leverage ratios on a quarterly basis after October 1, 2015.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial).

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

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on

Our risk management	A-98

Annual Report 2015

an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

G-SIFI assessment in Brazil

The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as global systemically important financial institutions, or G-SIFIs, which include: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity, with each of these factors receiving an equal weight of 20.0% in the assessment. This assessment should be carried out by banks with total exposure – the denominator for the leverage ratio – in excess of R$500 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 3, 2015. The next update is expected in November 2016.

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

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered comercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

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

Risk Weighted Asset Calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset (RWA) to determine the capital requirements resulting from each

Our risk management	A-99

Annual Report 2015

risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for calculation of RWA.

Financial Bills

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

Anti-Corruption Law

In January 2014, a new Brazilian anti-corruption law came into force which establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition to undertake financing with public entities and prohibition to participate in public biddings.

In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015. Also, on December 2015, the Brazilian government enacted Provisional Measure No. 703 (MP 703) amending the rules applicable to leniency agreements. MP 703 authorizes the federal, state, and local governments, severally or jointly with the Prosecutor’s Office or the General Attorney, to enter into leniency agreements. In addition, MP 703 provides more details as to the procedure to execute such agreements. The definitive conversion into law of MP 703 still needs to be approved by the Brazilian Congress and, subsequently, sanctioned by the President.

The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLITICA_CORPORATIVA_DE_PREVENCAO_A_CORRUPCAO_ENGL.pdf from which you can electronically access further details about our Bribery Prevention Corporate Policy. As of 2014, the workforce's target segment had attended corruption prevention modules as part of training programs.

Compensation of Directors and Officers of Financial Institutions

According to rules set forth by the CMN, Brazilian financial Institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders.

Our compensation policy, applicable to directors and officers in Brazil (major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide are compliant with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

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

Financial conglomerates shall submit transactions in various industries to CADE’s approval. Additionally, Circular No. 3,590/2012 of Central Bank

Our risk management	A-100

Annual Report 2015

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

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ANTITRUST_CORPORATE_POLICY_RI_2015.pdf for further details about our Antitrust Corporate Policy.

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

Our risk management	A-101

Annual Report 2015

activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.

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

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.0125% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

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

Insurance companies, until December 31, 2016, when transferring their risks in reinsurance, must transfer 40.0% of each facultative or automatic contract to local reinsurers (companies domiciled in Brazil). From January 1, 2017, this percentage will reduce annually until it reaches 15% in January 1, 2020.

In addition, until December 31, 2016, risk assignment between insurers and reinsurers belonging to the same economic group is limited to 20.0% of the premiums pertaining to each facultative or automatic contract.

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to ten years and monetary fines.

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

Our risk management	A-102

Annual Report 2015

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force – FATF and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions. These records should be kept up-to-date;
•	checking the compatibility between the movement of funds of a client and such client's economic and financial capacity;
•	checking the origin of funds;
•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;
•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;
•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
•	determining criteria for hiring personnel and offering anti-money laundering training for employees;
•	establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;
•	establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);
•	requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000;
•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and
•	unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the Council resolutions of the United Nations Security United.

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

Portability of Credit Transactions

The portability of credit transactions is regulated by the Central Bank since 2013. It consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called "debt purchases".

Our risk management	A-103

Annual Report 2015

Rules Governing the Charge of Fees on Banking and Credit Card Operations

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

Payroll Deduction of Credit Card

In 2015, the Brazilian government increased the total payroll deduction limit from 30% to 35% of an individual’s monthly income and authorized the use of payroll deduction to pay credit card bills. 5% of such limit is required to be used exclusively for the payment of credit card bills. This measure results from the conversion of Provisional Measure No. 681 into Law No. 13,172 of October 21, 2015.

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

Correspondent agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations.

Banking secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	the disclosure of information with the express consent of the interested parties;
•	the exchange of information between financial institutions for record purposes;
•	the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
•	the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions

Our risk management	A-104

Annual Report 2015

involving funds related to any unlawful activities; and
•	the disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Ombudsman

In 2015, the CMN and the Central Bank updated the regulatory framework related to the ombudsman (ouvidoria) structure of the entities subject to Central Bank supervision. The new rules revoke the current applicable framework and give financial institutions until June 30, 2016 to adapt to the new provisions.

The new framework aims at establishing a more effective and transparent ombudsman that is able to provide better assistance to the relevant financial institution’s customers. The ombudsman will have the following responsibilities:

•	provide assistance as final recourse to answer clients’ demands, after such demands have been analyzed by other client service channels (including banking correspondents and the Customer Service Attendance channel – SAC);
•	act as a communication channel between the institutions and the clients, including for dispute mediation; and
•	inform the management of the ombudsman activities.

The new framework also sets forth a requirement to record telephone conversations between clients and the ombudsman services.

The officer in charge of the ombudsman office must prepare a report every six months, which must be provided to the management and auditing bodies, as well as be available to the Central Bank for at least five years.

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

Funds of foreign investors

In March 2015, a new regulatory framework issued by the CMN and the CVM became effective regarding (i) foreign investment in the Brazilian financial and capital markets and (ii) depositary receipts.

The most significant changes in the rules applicable to foreign investment in the Brazilian financial and capital markets introduced by the new regulation are: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of non-resident investors in Brazil for purposes of any investments made within the purview of such rule; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) clarification about the types of investments that can be made through a foreign investor account (conta de domiciliado no exterior) maintained at a bank in Brazil.

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

Some of the changes implemented by the CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the

Our risk management	A-105

Annual Report 2015

activities of legal representatives, to enlarge the scope of non-resident investor´s private transactions and to determine the exceptions of transfer between non-resident investors prohibited by the CMN.

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

In October 2015, a new regulation was published by the Central Bank complementing the previous ones and bringing new rules and concepts, among them: limitations on closed payment arrangements, the concept of domicile institution, obligation of centralized clearing and settlement for the payment arrangements, transparency of the interoperability rules intra-arrangement and between arrangements.

Credit Performance Information

Brazilian law establishes rules for the organization and consultation of databases compiling positive credit history information of individuals and legal entities. The Central Bank regulates the provision of positive credit history information by financial institutions to such databases and the sharing of such information, such provision and sharing being subject to the express request or authorization of the client.

Consumer Protection Code

The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to clients’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

•	reverse burden of proof in court;
•	financial institutions must ensure that proper and clear information

Our risk management	A-106

Annual Report 2015

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

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In addition, local or state legislatures may, from time to time consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

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

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years.

CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation.

•	An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system;
•	A description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and
•	Others reports required by Central Bank.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must retained and made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS). Please refer to Context, item Context of this Report, About our financial information for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for audit of financial statements. Please refer to Our Governance, item Audit Committee, for further details about Fees and Services of the Main Auditors.

Our risk management	A-107

Annual Report 2015

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

Tax	Rate	Tax calculation basis

IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)

CSLL (Social Contribution on Net Income)	20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)

COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies and capitalization entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies and capitalization entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions

ISS (Service Tax)	2.0% to 5.0%	Price of service rendered

IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below.	Transaction nominal value

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

CSLL is currently levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance and similar companies. Note that this tax is generally levied at a 9.0% for non-financial legal entities. Nonetheless, the Federal Government increased such a rate initially to 15.0%, and then to 20.0%. Despite such increase, some Brazilian financial institutions, including us, are disputing the constitutionality of this higher CSLL tax rate. The amounts in dispute are accounted for as a tax liability provision in our balance sheet. In regard to this matter, it is worth mentioning that on the same rule that increased CSLL from 15.0% to 20.0% (Law 13,169), the Federal Government also determined that, as from January 1, 2019, the CSLL rate will be reduced to 15.0%.

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

Income Tax for Individuals and Foreign Investors

On September 22, 2015, the President of Brazil enacted Provisional Measure No. 692, or MP 692, converted into Law No. 13,259 of March 16, 2016, which aimed at increasing the flat 15% rate of the income tax levied on capital gains derived by individuals, certain corporations and foreign investors (individuals and corporations) as a result of the disposal of assets and rights in general exceeding R$5 million, by adopting a system of progressive rates that may reach a 22.5% tax rate (for positive results exceeding R$30 million). Since capital gains arising from transactions executed through a securities exchange are subject to specific tax rules, which are not included under the scope of Law No. 13,259, it is possible to sustain the position that the provisions of this rule should not apply to such transactions. If the stockholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime, the capital gains are subject to withholding income tax at a 25% rate.

In order to become effective in 2016, MP 692 had to be mandatorily converted into law before the end of 2015. Since it did not occur prior to the end of 2015, such rule will not have any legal effect in 2016. If the conversion into law occurs in 2016, the effective date of MP 692 would be postponed to January 1, 2017. If MP 692 is not converted into law within 120 days from its date of enactment, which will occur on February 29, 2016, it will not produce any legal effects. During the process of converting MP 692 into law, the provisions thereof may still be subject to changes.

Our risk management	A-108

Annual Report 2015

Interest on Stockholders’ Equity

On September 30, 2015, the Brazilian government enacted Provisional Measure No. 694, or MP 694, which amended the income tax regulations concerning distributions of interest on stockholders’ equity by Brazilian companies. Under MP 694, the calculation of interest on stockholders’ equity will be limited to the (i) daily variation of the long term interest rate (Taxa de Juros de Longo Prazo, or TJLP), multiplied by the value of certain equity accounts of the Brazilian company or (ii) an annual 5% flat rate, whichever is lower. Moreover, MP 694 increases from 15% to 18% the withholding income tax rate levied on interest on stockholders’ equity payments made by Brazilian companies to non- Brazilian residents not domiciled in tax-haven jurisdictions, as defined by the Brazilian tax authorities. Because MP 694 was not converted into law during the effective period for such conversion, these amendments to the income tax regulations are no longer effective.

If the stockholder is a resident of or domiciled in a tax haven jurisdiction, the payment of interest on capital is subject to withholding income tax at a rate of 25%.

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

Our risk management	A-109

Annual Report 2015

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)

Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate Maximum rate: 1.5% per day (plus 0.38%)

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

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

To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. Gross proceeds from the sale of property that would yield U.S. source dividends or interest are subject to withholding beginning Janurary 1, 2019.

U.S. tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money.

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

More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland, United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information.

There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan).

The governments of Brazil and the United States entered into a Model 1 IGA on September 23, 2014, which became effective in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR).

Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on their U.S. account holders to the Brazilian tax authorities, which will share this information with the U.S. Internal Revenue Service.

Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, which information may be provided to the U.S. Internal Revenue Service; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass-thru payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold

Our risk management	A-110

Annual Report 2015

amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

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

Our risk management	A-111

Annual Report 2015

Financial performance

Message from the Chief Financial Officer

Dear reader,

At Itaú Unibanco, we are strongly committed to transparency and relationship with capital market agents. Our wish and mission is to be close to our shareholders, investors and investment analysts, explaining them on a clear and timely basis the decisions made by our management, the performance of the organization and the risks inherent in our business.

A number of initiatives make up this communication and transparency effort. In 2015, for example, we held 22 public meetings about our results and strategies, distributed through cities of all regions of Brazil, by means of the APIMEC (Association of Capital Markets Analysts and Investment Professionals), and we participated in 30 conferences and 9 road shows, in Brazil and abroad. We frequently review our documents and financial statements, aiming at providing information that meet the market agents’ needs for assessment and understanding of our operation.

This report supplements these initiatives and shows our commitment to constantly evolve in our disclosure practices. In 2013, we unified our annual report, 20-F form and debt prospects into the Annual Consolidated Report. Since then, we have searched for more objectivity and better alignment of that document with information required by other regulatory forms. In 2015, we were acknowledged in three categories in the IR Magazine Awards Brazil 2015, including the Best Annual Report.

In this document, we comment on the organization’s profile, including its history, strategies, main shareholders, business and presence in Brazil and abroad. We also describe our structure and corporate governance practices that comprise, among other information items, the resumes of our management. In the section about risk management, we detail the structure and practices of control and mitigation inherent in the banking activity. In the same chapter, we reassessed the description of risk factors, which represent the main events that could significantly impact our business. Lastly, we detail the financial performance of Itau Unibanco in 2015, in accordance with the International Financial Reporting Standards (IFRS).

We continue seeking excellence in serving our stakeholders, making available different communication channels to the market, among which we point out the Investor Relations website: www.itau.com.br/ investor-relations and our pages on Facebook and Twitter. We will be honored to receive your suggestions by email: investor.relations@itau-unibanco.com.br.

I wish you all a good reading.

Cordially,

Eduardo Vassimon – CFO & CRO

Financial performance	A-113

Annual Report 2015

Financial Performance

Significant Accounting Policies

General Information

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

			(In millions of R$, except percentages)
			As of December 31,
Allowance for Loan and Leases Losses	2015	2014	2013	2012	2011
Amount recognized in the balance sheet at the beginning of period	22,392	22,235	25,713	23,873	19,994
Write-offs	(20,065)	(18,675)	(21,769)	(22,142)	(16,159)
Individuals	(11,235)	(12,668)	(13,541)	(12,317)	(8,655)
Credit card	(4,055)	(3,784)	(3,513)	(4,073)	(3,038)
Personal loans	(5,221)	(5,150)	(6,247)	(4,895)	(3,222)
Payroll loans	(622)	(429)	(480)	(472)	(308)
Vehicles	(1,294)	(3,254)	(3,263)	(2,840)	(2,013)
Mortgage loans	(43)	(51)	(38)	(37)	(74)
Corporate	(4,321)	(672)	(478)	(556)	(122)
Small and medium businesses	(3,981)	(4,992)	(7,573)	(9,209)	(7,118)
Foreign loans Latin America	(528)	(343)	(177)	(60)	(264)
Expense recognized in the income statement	24,517	18,832	17,856	23,982	20,038
Amount recognized in the balance sheet at the end of period(1)	26,844	22,392	22,235	25,713	23,873

Financial performance	A-114

Annual Report 2015

		(In millions of R$, except percentages)
				As of December 31,
Allowance for Loan and Leases Losses	2015	2014	2013	2012	2011
Recovery of loans write-offs	4,779	5,054	5,061	4,663	5,477
Individuals	1,886	2,077	2,058	1,917	2,362
Credit card	590	663	653	515	616
Personal loans	563	577	525	427	446
Payroll loans	458	453	278	172	160
Vehicles	202	324	499	656	956
Mortgage loans	73	60	103	147	184
Corporate	1,411	1,518	1,490	1,274	1,455
Small and medium businesses	792	893	1,003	1,082	1,355
Foreign loans Latin America	690	566	510	390	305
Net write-offs	(15,286)	(13,621)	(16,708)	(17,479)	(10,682)
Ratio of write-offs during the period to average loans outstanding during the period (%)	4.3	4.4	5.7	6.2	5.1
Ratio of net write-offs during the period to average loans outstanding during the period (%)	3.3	3.2	4.4	4.9	3.3
Ratio of allowance for loan losses to total loans and leases (%)	5.7	4.9	5.4	7.0	6.9

(1)	The carrying amount of the individual loans increased by R$435 million in 2013 due to the acquisition of companies as explained in the Consolidated Financial Statements (IFRS).

During the year ended December 31, 2015, we wrote off a total amount of R$20,065 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.7%. The increase in loans written off is due to the worsening macroeconomic scenario, mainly in Brazil.

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

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as held-for-trading and available-for-sale as well as other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our consolidated financial statements. We present information on the fair value of our financial instruments in the table below as of December 31, 2015, 2014 and 2013.

	(In millions of R$, except percentages)
		As of December 31,
Financial instruments recorded at fair value	2015	2014	2013
Assets
Held-for-trading	164,311	132,944	148,860
Designated at fair value through profit or loss	642	733	371
Derivatives	26,755	14,156	11,366
Available-for-sale	86,045	78,360	96,626
Total	277,753	226,193	257,223
Share (derivatives/total – %)	9.6	6.3	4.4
Liabilities
Held-for-trading	412	520	371
Derivatives	31,071	17,350	11,405
Total	31,483	17,870	11,776
Share (derivatives/total – %)	98.7	97.1	96.8

Financial performance	A-115

Annual Report 2015

We determine the fair value of our financial instruments based on International Financial Reporting Standard 13 (IFRS 13), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

According to IFRS 13, there are different levels of inputs that may be used to measure the fair value of financial instruments classified as levels 1, 2 and 3.

•	Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
•	Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and
•	Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date. We present information on our level 3 financial instruments in the table below as of December 31, 2015, 2014 and 2013.

	(In millions of R$, except percentages)
		As of December 31,
Level 3	2015	2014	2013
Held-for-trading	60	790	27
Available-for-sale securities	4,259	5,404	6,489
Net position of derivatives	1,218	77	119
Total	5,537	6,271	6,635
(Held-for-trading + available-for-sale securities)/Total level 3 (%)	78.0	98.8	98.2

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

Contingencies are classified as follows, based on likelihood of loss:

•	Probable: liabilities are recognized under “provisions” on our consolidated balance sheet;
•	Possible: liabilities are disclosed in our financial statements but no provisions are recorded; and
•	Remote: liabilities do not require provision or disclosure.

Contingent liabilities for which provisions are recorded and those classified as having a “possible” likelihood of loss are evaluated based on our best estimates, using models and criteria that allow for their proper evaluation despite the uncertainty that is inherent to terms and amounts.

Significant Changes in Accounting Standards

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 2.2 – New Pronouncements and New Accounting Standards Changes to and Interpretations of Existing Pronouncements for further details about information on significant changes in accounting standards.

Accounting Practices Adopted in Brazil

Our books and records are maintained in Brazilian reais, the official currency in Brazil, and our consolidated financial statements, for statutory and regulatory purposes, are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are applicable to institutions authorized to operate by the Central Bank. The accounting principles and standards generally applicable under Brazilian GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee, or CPC, which started issuing standards in 2007, and by the Federal Accounting Council. In the case of companies subject to regulation by the Central Bank, such as Itaú Unibanco Holding, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, the CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.

Financial performance	A-116

Annual Report 2015

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

Assets

Portfolio of Securities and Derivative Financial Instruments

General information

We present below our portfolio of held-for-trading financial assets, available-for-sale financial assets, held-to-maturity financial assets and derivative financial instruments as of December 31, 2015, 2014 and 2013.

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

As of December 31, 2015, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$181,574 million and R$177,101 million, respectively, which represented 155.27% of our consolidated stockholders’ equity as of that date. As of December 31, 2015, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative assets and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on BM&FBovespa.

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

		(In millions of R$, except percentages)
			As of December 31,
	2015	% of total	2014	% of total	2013	% of total
Held-for-trading financial assets	164,311	100.0	132,944	100.0	148,860	100.0
Investment funds	1,051	0.6	870	0.7	1,062	0.7
Government securities – domestic	121,484	73.9	88,307	66.4	113,039	75.9
Brazilian government securities	117,053	71.2	86,393	65.0	111,135	74.7
Brazilian external debt bonds	4,431	2.7	1,914	1.4	1,904	1.3
Government securities – abroad	1,149	0.7	1,540	1.2	679	0.5
Argentina	696	0.4	628	0.5	99	0.1
United States	132	0.1	448	0.3	18	0.0
Mexico	3	0.0	3	0.0	182	0.1
Chile	36	0.0	132	0.1	6	0.0
Paraguay	68	0.0	128	0.1	-	-
Uruguay	40	0.0	41	0.0	41	0.0
Colombia	72	0.0	88	0.1	226	0.2
Belgium	-	-	-	-	107	0.1
Other	102	0.1	72	0.1	-	-
Corporate securities	40,627	24.7	42,227	31.8	34,080	22.9
Shares	2,161	1.3	2,351	1.8	2,896	1.9
Securitized real estate loans	-	-	1	-	12	0.0
Bank deposit certificates	2,583	1.6	3,281	2.5	3,006	2.0
Debentures	4,522	2.8	4,243	3.2	5,097	3.4
Eurobonds and other	991	0.6	1,061	0.8	1,278	0.9
Financial credit bills	30,367	18.5	30,711	23.1	21,566	14.5
Promissory notes	-	-	577	0.4	27	0.0
Other	3	0.0	2	0.0	198	0.1
Held-for-trading financial assets as a percentage of total assets (%)	12.9		11.8		14.5

Financial performance	A-117

Annual Report 2015

We note that Brazilian government securities represented over 71.2% of our portfolio of held-for-trading financial assets in 2015. Brazilian government securities represented 9.2% of total assets in the same period.

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

			(In millions of R$, except percentages)
			As of December 31,
	2015	% of total	2014	% of total	2013	% of total
Available-for-sale financial assets	86,045	100.0	78,360	100.0	96,626	100.0
Investment funds	218	0.3	141	0.2	211	0.2
Government securities – domestic	29,108	33.8	25,625	32.7	39,648	41.0
Brazilian government securities	11,796	13.7	14,391	18.4	27,939	28.9
Brazilian external debt bonds	17,312	20.1	11,234	14.3	11,709	12.1
Government securities – abroad	9,883	11.5	8,619	11.0	8,658	9.0
United States	2,022	2.3	726	0.9	1,101	1.1
Italy	-	-	70	0.1	94	0.1
Denmark	2,548	3.0	2,699	3.4	2,631	2.7
Spain	1,060	1.2	783	1.0	-	-
Korea	1,626	1.9	1,782	2.3	2,455	2.5
Chile	1,407	1.6	1,119	1.4	1,047	1.1
Paraguay	912	1.1	849	1.1	638	0.7
Uruguay	178	0.2	243	0.3	420	0.4
Belgium	-	-	57	0.1	51	0.1
France	-	-	133	0.2	88	0.1
Netherlands	122	0.1	151	0.2	126	0.1
Other	8	0.0	7	0.0	7	0.0
Corporate securities	46,836	54.4	43,975	56.1	48,109	49.8
Shares	928	1.1	1,999	2.6	2,025	2.1
Securitized real estate loans	2,037	2.4	2,522	3.2	12,275	12.7
Bank deposit certificates	1,573	1.8	1,281	1.6	2,181	2.3
Debentures	22,835	26.5	20,245	25.8	15,507	16.0
Eurobonds and others	10,112	11.8	6,707	8.6	4,896	5.1
Promissory notes	991	1.2	1,397	1.8	1,227	1.3
Rural product note	1,130	1.3	1,408	1.8	625	0.6
Financial credit bills	6,846	8.0	8,005	10.2	8,804	9.1
Other	384	0.4	411	0.5	569	0.6
Available-for-sale financial assets as a percentage of total assets (%)	6.7		7.0		9.4

Brazilian government securities and corporate securities represented 13.7% and 54.4%, respectively, of our portfolio of available-for-sale financial assets in 2015. Brazilian government securities and corporate securities classified as available-for-sale financial assets, which are used as hedge for our subordinated debt portfolio, represented 1.4% and 3.7%, respectively, of total assets in the same period.

Financial performance	A-118

Annual Report 2015

Held-to-maturity

Listed below are non-derivative financial assets that with respect to which we have the intention and financial ability to held to maturity. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 11– Held to Maturity Financial Assets, for further details.

			(In millions of R$, except percentages)
			As of December 31,
	2015	% of total	2014	% of total	2013	% of total
Held-to-maturity financial assets	42,185	100.0	34,434	100.0	10,116	100.0
Government securities – domestic	26,509	62.9	20,859	60.6	10,092	99.8
Brazilian government securities	11,721	27.8	10,555	30.7	3,778	37.4
Brazilian external debt bonds	14,788	35.1	10,304	29.9	6,314	62.4
Government securities – abroad	15	-	26	0.1	23	0.2
Corporate securities	15,661	37.1	13,549	39.3	1	0.0
Debentures	-	-	-	-	-	-
Eurobonds and others	4	0.0	2	0.0	1	0.0
Securitized real estate loans	15,657	37.1	13,547	39.3	-	-
Held-to-maturity financial assets as a percentage of total assets (%)	3.3		3.1		1.0

Derivatives

Derivatives are classified on the date of their acquisition in accordance with management’s intention to use them as a hedging instrument, as determined by Brazilian regulations. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 8 – Derivatives for further details Our derivatives portfolio (assets and liabilities) is composed of futures, forward, swaps, options and credit derivatives, as stated in the table below:

			(In millions of R$, except percentages)
			As of December 31,
Derivative Financial Instruments	2015	% of total	2014	% of total	2013	% of total
Assets
Futures	529	2.0	-	-	-	-
Options premiums	5,583	20.9	2,872	20.3	1,717	15.1
Forwards (Brazil)	3,166	11.9	2,394	16.9	3,315	29.2
Swaps – difference receivable	9,147	34.2	4,816	34.0	4,442	39.1
Credit derivative	614	2.3	122	0.9	686	6.0
Forwards (offshore)	3,430	12.8	2,106	14.9	555	4.9
Check of swap – companies	355	1.3	93	0.7	88	0.8
Others	3,931	14.7	1,753	12.4	563	5.0
Total derivative financial instruments assets	26,755	100.0	14,156	100.0	11,366	100.0
Derivative financial instruments as percentage of total assets (%)	2.1		1.3		1.1
Liabilities
Futures	-	-	(354)	2.0	(33)	0.3
Options premiums	(5,783)	18.6	(3,057)	17.6	(1,921)	16.8
Forwards (Brazil)	(833)	2.6	(682)	3.9	(1,862)	16.3
Swaps – difference payable	(16,331)	52.6	(9,534)	55.0	(6,111)	53.6
Credit derivative	(875)	2.8	(179)	1.0	(391)	3.4
Forwards (offshore)	(3,142)	10.1	(1,693)	9.8	(560)	4.9
Swaps with USD check – companies	(545)	1.8	(229)	1.3	(145)	1.3
Others	(3,562)	11.5	(1,622)	9.3	(382)	3.3
Total derivative financial instruments liabilities	(31,071)	100.0	(17,350)	100.0	(11,405)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder’s equity (%)	2.4		1.5		1.1

Financial performance	A-119

Annual Report 2015

(In millions of R$, except percentages)

As of December 31, 2015

Distribution of our financial assets by maturity	R$	No stated maturity Average yield (%)	R$	Due in 1 year or less Average yield (%)	R$	Due after 1 year to 5 years Average yield (%)	R$	Due after 5 years 10 years Average yield (%)	R$	Due after 10 years Average yield (%)	R$	Total Average yield(%)
Held-for-trading financial assets, at fair value	3,212		32,722		57,702		65,436		5,240		164,311
Investment funds(1)	1,051	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,051	0.0%
Government securities – domestic	-		17,502		33,965		64,829		5,188		121,484
Brazilian government securities	-	0.0%	17,304	1.5%	30,229	2.8%	64,482	1.4%	5,038	1.1%	117,053	1.7%
Brazilian external debt bonds	-	0.0%	198	0.0%	3,735	11.0%	347	14.6%	150	38.1%	4,431	11.7%
Government securities – abroad	-		1,000		110		3		38		1,149
Argentina	-	0.0%	695	1.4%	1	5.6%	1	5.3%	0	0.0%	696	1.4%
United States	-	0.0%	86	0.0%	46	0.0%	-	0.0%	-	0.0%	132	0.0%
Mexico	-	0.0%	1	9.5%	1	6.7%	0	2.0%	0	12.6%	3	8.0%
Chile	-	0.0%	35	0.6%	0	0.0%	-	0.0%	1	0.0%	36	0.6%
Paraguay	-	0.0%	68	0.1%	-	0.0%	-	0.0%	-	0.0%	68	0.2%
Uruguay	-	0.0%	29	7.6%	10	10.5%	1	14.3%	1	8.2%	40	8.6%
Colombia	-	0.0%	32	1.0%	4	3.6%	1	20.9%	36	3.8%	72	2.7%
Other	-	0.0%	53	0.0%	48	0.0%	1	25.3%	0	21.6%	102	0.2%
Corporate securities	2,161		14,220		23,627		604		14		40,627
Shares	2,161	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2,161	0.0%
Securitized real estate loans	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Bank deposit certificates	-	0.0%	2,504	0.2%	79	0.0%	0	0.0%	-	0.0%	2,583	0.2%
Debentures	-	0.0%	474	0.7%	3,494	1.3%	552	8.9%	2	0.1%	4,522	2.2%
Eurobonds and other	-	0.0%	167	1.9%	769	2.5%	43	1.5%	12	10.5%	991	2.5%
Financial credit bills	-	0.0%	11,076	3.7%	19,285	0.8%	6	0.0%	-	0.0%	30,367	1.8%
Promissory notes	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Other	-	0.0%	-	0.0%	-	0.0%	3	0.8%	-	0.0%	3	0.7%
Financial assets designated at fair value through profit or loss – Government securities – domestic – Brazilian external debt bonds	-		-		642		-		-		642
Derivatives	-		15,845		8,116		2,794				26,755
Available-for-sale financial assets, at fair value	1,145		21,778		35,098		15,682		12,342		86,045
Investment funds(1)	217	0.0%	-	0.0%	1	0.0%	-	0.0%	-	0.0%	218	0.0%
Government securities – domestic	-		1,491		7,210		11,103		9,304		29,108	0.0%
Brazilian government securities	-	0.0%	1,491	11.5%	1,443	16.6%	4,183	15.5%	4,679	19.0%	11,796	16.5%
Brazilian external debt bonds	-	0.0%	-	0.0%	5,767	6.1%	6,920	7.7%	4,626	7.9%	17,312	7.1%
Other
Government securities – abroad	-		8,066		1,750		66		1		9,883
United States	-	0.0%	1,120	0.1%	902	0.2%	-	0.0%	-	0.0%	2,022	0.1%
Italy		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%
Denmark	-	0.0%	2,061	0.5%	487	0.5%	-	0.0%	-	0.0%	2,548	0.5%
Spain	-	0.0%	1,060	1.9%	-	0.0%	-	0.0%	-	0.0%	1,060	1.9%
Korea	-	0.0%	1,626	1.0%	-	0.0%	-	0.0%	-	0.0%	1,626	1.0%
% Chile	-	0.0%	1,388	2.8%	19	2.0%	-	0.0%	-	0.0%	1,407	2.8%
Paraguay	-	0.0%	759	3.7%	153	3.5%	-	0.0%	-	0.0%	912	3.7%
Uruguay	-	0.0%	52	5.6%	59	4.2%	66	0.8%	1	0.9%	178	3.3%
Belgium	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
France	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Netherlands	-	0.0%	-	0.0%	122	0.4%	-	0.0%	-	0.0%	122	0.4%
Other	-	0.0%	-	0.0%	8	0.5%	-	0.0%	-	0.0%	8	0.5%
% Corporate securities	928		12,221		26,137		4,513		3,037		46,836
Shares	928	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	928	0.0%
Securitized real estate loans	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2,037	1.3%	2,037	1.3%
Bank deposit certificates	-	0.0%	1,571	2.2%	-	0.0%	2	0.0%	-	0.0%	1,573	2.2%
Debentures	-	0.0%	1,866	11.5%	16,123	7.1%	3,954	8.0%	892	4.8%	22,835	7.5%
Eurobonds and others	-	0.0%	2,463	1.0%	7,071	1.3%	499	0.3%	79	19.3%	10,112	1.3%
Promissory notes	-	0.0%	785	4.6%	206	0.1%	-	0.0%	-	0.0%	991	3.7%
Rural product note	-	0.0%	633	2.9%	439	4.7%	58	4.5%	-	0.0%	1,130	3.7%
Financial credit bills	-	0.0%	4,781	15.8%	2,065	9.9%	-	0.0%	-	0.0%	6,846	14.0%
Other	-	0.0%	122	3.7%	233	4.2%	-	0.0%	29	43.6%	384	7.0%
Held-to-maturity financial assets, at amortized cost	-		661		14,500		18,870		8,154		42,185
Government securities – domestic	-		-		12,366		11,397		2,746		26,509
Brazilian government securities	-	0.0%	-	0.0%	7,547	17.9%	1,429	56.0%	2,746	35.8%	11,721	26.8%
Brazilian external debt bonds	-	0.0%	-	0.0%	4,820	11.7%	9,968	17.2%	-	0.0%	14,788	15.4%
Government securities – abroad	-		-		-		0		15		15
Uruguay	-	0.0%	-	0.0%	-	0.0%	0	0.0%	15	0.0%	15	0.0%
Corporate securities	-		661		2,134		7,472		5,394		15,661
Debentures	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(0)	0.0%	-	0.0%
Eurobonds and others	-	0.0%	-	0.0%	0	0.0%	4	0.0%	-	0.0%	4	0.0%
Securitized real estate loans	-	0.0%	661	9.8%	2,134	10.0%	7,468	2.4%	5,394	0.3%	15,657	3.0%

(1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

Financial performance	A-120

Annual Report 2015

					(In millions of R$)
		Fair Value
Distribution of our financial assets by currency	Held-for- trading financial assets	Financial assets designated at fair value	Derivatives	Available-for- sale financial assets	Amortized cost Held-to- maturity financial assets	Total
As of December 31, 2015	164,311	642	26,755	86,045	42,185	319,938
Denominated in Brazilian currency	154,737	505	7,445	51,621	27,378	241,686
Denominated in Brazilian currency and indexed by foreign currency(1)	3,043	-	10,044	791	-	13,878
Denominated in foreign currency(1)	6,531	137	9,266	33,633	14,807	64,374
As of December 31, 2014	132,944	733	14,156	78,360	34,434	260,627
Denominated in Brazilian currency	126,404	626	5,519	55,152	24,102	211,803
Denominated in Brazilian currency and indexed by foreign currency(1)	2,190	-	2,948	571	-	5,709
Denominated in foreign currency(1)	4,350	107	5,689	22,637	10,332	43,115
As of December 31, 2013	148,860	371	11,366	96,626	10,116	267,339
Denominated in Brazilian currency	141,958	263	5,682	73,799	3,779	225,481
Denominated in Brazilian currency and indexed by foreign currency(1)	2,114	-	2,627	484	-	5,225
Denominated in foreign currency(1)	4,788	108	3,057	22,343	6,337	36,633

(1) Predominantly U.S. dollars.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments on December 31, 2015 in reais and in foreign currency, including the instruments denominated in foreign currencies. For the fair value of derivative financial instruments, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 7 – Financial Assets Held for Trading and Designated at Fair Value Through Profit or Loss and Note 36 – Management of Financial Risks.

		(In millions of R$)
		As of December 31, 2015
Derivative financial instruments (notional amounts)	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
Swap contracts
Buy (sale) commitments, net	10,428	(19,276)	(8,848)
Forward contracts
Buy (sale) commitments, net	(38,984)	(6,234)	(45,218)
Future contracts
Buy (sale) commitments, net	(116,248)	(95,129)	(211,377)
Option contracts
Buy (sale) commitments, net	3,726	4,827	8,553
Others
Buy (sale) commitments, net	(2,306)	13,796	11,490

Exposure to GIIPS

Our gross exposure to the sovereign bonds of the GIIPS (Greece, Ireland, Italy, Portugal and Spain) countries as well as to corporate clients and financial institutions domiciled in those countries as of December 31, 2015, is set forth in the table below:

				(In millions of R$)
				As of December 31, 2015
Segment	Credit	Co-obligation	Sovereign	Bond	Derivative	Total Exposure
Italy	135	-	-	-	-	135
Corporate	135	-	-	-	-	135
Financial	-	-	-	-	-	-
Portugal	240	-	-	-	-	240
Corporate	240	-	-	-	-	240
Financial	-	-	-	-	-	-
Spain	1,350	567	1,060	-	13	2,990
Corporate	1,350	535	-	-	1	1,886
Financial	-	32	1,060	-	12	1,104
Total	1,725	567	1,060	-	13	3,365

Financial performance	A-121

Annual Report 2015

The total gross exposure presented above, primarily related to our exposure to corporate credits that amounted R$1,725 million as of December 31, 2015, and with co-obligations in the amount of R$567 million. The exposure presented above has been calculated based on our estimated realizable value, which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties, in which case the amount corresponds to the outstanding debt. Our derivatives related to GIIPS countries amounted to R$13 million as of December 31, 2015.

Required Reserve Deposits with the Central Bank

The Central Bank requires reserves for deposits from Brazilian financial institutions. The reserve requirements are tools utilized by the Central Bank to control the liquidity of the Brazilian financial system, for both monetary policy and risk mitigation purposes. These requirements are applied to balances on demand deposits, saving account deposits and time deposits. See below the required reserve for each type of deposit:

Required Reserve Deposits	Regulation(1)	Yield	2015	2014	2013
Demand deposits
Compulsory	Circular No. 3,632	Zero	45%	45%	44%
Additional compulsory	Circular No. 3,655	SELIC	0%	0%	0%
Rural(2)	Resolution No. 4,096	Zero	34%	34%	34%
Microcredit(2)	Resolution No. 4,000	Zero	2%	2%	2%
Savings accounts(3)
Compulsory	Circular No. 3,093	TR + 6.17% p.a.	24.5%	20%	20%
Additional compulsory	Circular No. 3,655	SELIC	5.5%	10%	10%
Real estate financing(2)	Resolution No. 3,932	Zero	65%	65%	65%
Time and interbank deposits received from leasing companies
Compulsory	Circular No. 3,569	SELIC	25%	20%	20%
Additional compulsory	Circular No. 3,655	SELIC	11%	11%	11%

(1)	Most recent regulation on the matter.
(2)	This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.
(3)	Remuneration on funds in savings deposits:
For deposits made until March 5, 2012, inclusive: TR + 6.17% per annum.
For deposits made after March 5, 2012: (a) If the target of the Selic rate is higher than 8.5% per annum: TR + 6.17% per annum; (b) If the target of the Selic rate is lower than 8.5% per annum: TR + 70% of the target of the Selic rate per annum.

In 2015, the Central Bank enacted a set of rules changing the reserve requirements that Brazilian financial institutions are required to deposit with the Central Bank, as a mechanism to control the liquidity of the Brazilian financial system.

The regulations that govern the compulsory deposit rates are frequently changed by the Central Bank in accordance with the economic scenario and its monetary policy goals.

The compulsory reserve requirements imposed on time deposits (currently applicable to us at the general rate of 25.0%), demand deposits (currently at the general rate of 45.0%), and saving accounts (currently at the general rate of 24.5%, and 15.5% for rural savings deposits) represent almost the entirety of the amount that must be deposited at the Central Bank. Nonetheless, the Central Bank also determines an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations, based on specific criteria.

On December 31, 2015, we recorded an amount of R$66,556 million in compulsory deposits in cash compared to R$63,106 million on December 31, 2014 and R$62,766 million in interest-bearing deposits compared to R$59,714 million on December 2014, as indicated in the table below. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 5 – Central Bank Compulsory Deposits for further details.

				(In millions of R$, except percentages)
				As of December 31,
Required reserve deposits	R$	2015 % of total required reserve deposits	R$	2014 % of total required reserve deposits	R$	2013 % of total required reserve deposits
Non-interest bearing deposits(1)	3,790	5.7	3,392	5.4	5,133	6.7
Interest-bearing deposits(2)	62,766	94.3	59,714	94.6	71,877	93.3
Total	66,556	100.0	63,106	100.0	77,010	100.0

(1)	Mainly related to demand deposits.
(2)	Mainly related to time and savings deposits.

Financial performance	A-122

Annual Report 2015

Loan and lease operations

Substantially all of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 53.4% of our credit portfolio consists of transactions with fixed interest rates and 46.6% of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans abroad represented 27.1%, 24.7% and 28.7% of our loan portfolio as of December 31, 2015, 2014 and 2013, respectively, see section Performance, item Consolidated Financial Statements (IFRS), Note 36 – Management of financial risks – 5. Credit risk exposure.

Loan and lease operations by type

The following table sets out the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), vehicle financing and residential mortgage loans;
•	The Corporate portfolio consists primarily of loans made to large corporate clients;
•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies; and
•	The Foreign Loans – Latin America portfolio consists primarily of loans granted primarily to individuals by our operations in Argentina, Chile, Paraguay and Uruguay.

					(In millions of R$)
					As of December 31,
Loan and Lease Operations, by type(1)	Loan	2015 Allowance	Loan	2014 Allowance	Loan	2013 Allowance
Individuals	187,220	14,717	185,953	13,385	167,431	13,853
Credit card	58,542	4,141	59,321	3,740	53,149	2,952
Personal loans	28,396	8,330	27,953	7,024	26,635	6,488
Payroll loans	45,434	1,319	40,525	1,107	22,571	1,133
Vehicles	20,058	874	29,047	1,469	40,584	3,245
Mortgage loans	34,790	53	29,107	45	24,492	35
Corporate	139,989	6,115	135,928	2,899	121,185	1,775
Small and medium businesses	78,576	5,153	79,912	5,373	81,558	6,085
Foreign loans Latin America	68,463	859	50,638	735	41,528	522
Total loans and advances	474,248	26,844	452,431	22,392	411,702	22,235

(1)	We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$19,458 million, R$16,514 million and R$18,065 million as of December 31, 2015, 2014 and 2013, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$3,417, R$3,346 million, and R$4,627 million as of December 31,2015, 2014 and 2013, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations. The interest income foregone on our non-accrual loans net of allowance for loan losses for 2015, 2014 and 2013 was R$1,882 million, R$1,623 million and R$1,681 million, respectively.

Financial performance	A-123

Annual Report 2015

Loan and lease operations by maturity

The following table sets out the distribution of our credit portfolio by maturity, including non-overdue and overdue, according to the type of loan and lease:

						(In millions of R$)
Non-Overdue Installments						As of December 31, 2015
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
Individuals	29,595	23,792	18,033	20,223	57,755	27,667	177,065
Credit card	21,997	16,998	9,193	4,174	161	-	52,523
Personal loans	4,909	2,115	2,314	4,060	11,777	168	25,343
Payroll loans	1,392	2,591	3,651	6,692	28,781	1,936	45,043
Vehicles	1,052	1,760	2,414	4,301	9,919	1	19,447
Mortgage loans	245	328	461	996	7,117	25,562	34,709
Corporate	15,551	15,506	14,688	20,316	58,874	13,451	138,386
Small and medium businesses	13,482	14,450	9,305	13,103	24,961	571	75,872
Foreign loans Latin America	8,599	7,673	8,045	7,370	19,313	16,329	67,329
Total(1)	67,227	61,421	50,071	61,012	160,903	58,018	458,652

(1)	Includes R$8,399 million related to non-overdue installments of the non-accrual loans.

						(In millions of R$)
Non-Overdue Installments						As of December 31, 2014
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
Individuals	29,985	25,941	20,510	23,392	54,906	22,651	177,385
Credit card	21,658	17,658	9,841	4,740	217	-	54,114
Personal loans	5,137	3,074	3,488	5,346	8,749	18	25,812
Payroll loans	1,259	2,328	3,290	6,082	25,614	1,744	40,317
Vehicles	1,482	2,516	3,496	6,348	14,267	1	28,110
Mortgage loans	449	365	395	876	6,059	20,888	29,032
Corporate	13,397	18,397	13,604	19,167	57,446	12,634	134,645
Small and medium businesses	11,018	16,891	9,835	13,802	25,564	440	77,550
Foreign loans Latin America	7,494	5,703	5,394	5,388	14,055	11,743	49,777
Total(1)	61,894	66,932	49,343	61,749	151,971	47,468	439,357

(1)	Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

						(In millions of R$)
Non-Overdue Installments						As of December 31, 2013
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 Days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
Individuals	27,605	22,520	17,913	21,433	52,257	17,294	159,022
Credit card	20,182	15,184	8,625	4,357	159	-	48,507
Personal loans	4,553	2,760	2,757	4,565	10,032	12	24,679
Payroll loans	730	1,203	1,725	3,217	15,534	24	22,433
Vehicles	1,942	3,098	4,389	8,333	21,266	2	39,030
Mortgage loans	198	275	417	961	5,266	17,256	24,373
Corporate	11,279	15,958	12,132	19,411	47,900	13,555	120,235
Small and medium businesses	12,700	15,230	9,456	14,082	26,798	431	78,697
Foreign loans Latin America	5,438	4,792	4,129	4,665	9,942	11,791	40,757
Total(1)	57,022	58,500	43,630	59,591	136,897	43,071	398,711

(1)	Includes R$9,045 million related to non-overdue installments of the non-accrual loans.

Financial performance	A-124

Annual Report 2015

Overdue									(In millions of R$)
Installments(1)									As of December 31, 2015
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
Individuals	1,840	1,000	1,014	2,708	3,557	36	10,155	187,220	(14,717)	172,503
Credit card	979	418	551	1,598	2,466	7	6,019	58,542	(4,141)	54,401
Personal loans	540	406	347	876	875	9	3,053	28,396	(8,330)	20,066
Payroll loans	72	51	44	103	105	16	391	45,434	(1,319)	44,115
Vehicles	220	109	64	118	98	2	611	20,058	(874)	19,184
Mortgage loans	29	16	8	13	13	2	81	34,790	(53)	34,737
Corporate	789	94	75	445	196	4	1,603	139,989	(6,115)	133,874
Small and medium businesses	593	350	317	738	689	17	2,704	78,576	(5,153)	73,423
Foreign loans Latin America	649	120	64	118	148	35	1,134	68,463	(859)	67,604
Total(2)	3,871	1,564	1,470	4,009	4,590	92	15,596	474,248	(26,844)	447,404

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$11,059 million related to overdue installments of the non-accrual loans.

Overdue									(In millions of R$)
Installments(1)									As of December 31, 2014
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
Individuals	1,843	910	791	1,980	2,973	71	8,568	185,953	(13,385)	172,568
Credit card	990	467	422	1,166	2,114	48	5,207	59,321	(3,740)	55,581
Personal loans	433	240	243	574	645	6	2,141	27,953	(7,024)	20,929
Payroll loans	56	30	24	50	42	6	208	40,525	(1,107)	39,418
Vehicles	333	161	95	179	161	8	937	29,047	(1,469)	27,578
Mortgage loans	31	12	7	11	11	3	75	29,107	(45)	29,062
Corporate	663	44	78	245	253	-	1,283	135,928	(2,899)	133,029
Small and medium businesses	522	256	264	575	702	43	2,362	79,912	(5,373)	74,539
Foreign loans Latin America	449	86	56	126	103	41	861	50,638	(735)	49,903
Total(2)	3,477	1,296	1,189	2,926	4,031	155	13,074	452,431	(22,392)	430,039

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$8,981 million related to overdue installments of the non-accrual loans.

Overdue									(In millions of R$)
Installments(1)									As of December 31, 2013
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
Individuals	1,875	849	781	1,993	2,820	91	8,409	167,431	(13,853)	153,578
Credit card	932	344	375	1,114	1,841	36	4,642	53,149	(2,952)	50,197
Personal loans	353	223	227	534	616	3	1,956	26,635	(6,488)	20,147
Payroll loans	34	17	14	32	39	2	138	22,571	(1,133)	21,438
Vehicles	481	252	158	302	314	47	1,554	40,584	(3,245)	37,339
Mortgage loans	75	13	7	11	10	3	119	24,492	(35)	24,457
Corporate	339	204	135	173	97	2	950	121,185	(1,775)	119,410
Small and medium businesses	610	292	285	658	981	35	2,861	81,558	(6,085)	75,473
Foreign loans Latin America	539	76	40	51	59	6	771	41,528	(522)	41,006
Total(2)	3,363	1,421	1,241	2,875	3,957	134	12,991	411,702	(22,235)	389,467
(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$9,020 million related to overdue installments of the non-accrual loans.

Financial performance	A-125

Annual Report 2015

Loan and Lease Operations by interest rate

The following table sets out the classification of our credit portfolio into fixed and variables rates, including non-overdue and overdue installments:

					(In millions of R$)
					As of December 31, 2015
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181- 360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
Interest rate of loans to customers by maturity
Variable rates	17,424	23,010	19,880	24,869	79,466	53,658	218,307
Fixed rates	49,803	38,411	30,191	36,143	81,437	4,360	240,345
Total(1)	67,227	61,421	50,071	61,012	160,903	58,018	458,652

(1)	Includes R$8,399 million related to non-overdue installments of the non-accrual loans.

						(In millions of R$)
						As of December 31, 2014
Non-Overdue Installments(1)	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181- 360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
Interest rate of loans to customers by maturity
Variable rates	13,506	23,137	15,346	21,499	66,894	42,765	183,147
Fixed rates	48,388	43,795	33,997	40,250	85,077	4,703	256,210
Total(1)	61,894	66,932	49,343	61,749	151,971	47,468	439,357

(1)	Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

						(In millions of R$)
						As of December 31, 2013
Non-Overdue Installments(1)	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181- 360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
Interest rate of loans to customers by maturity
Variable rates	11,263	19,553	12,867	22,402	55,621	40,443	162,149
Fixed rates	45,759	38,947	30,763	37,189	81,276	2,628	236,562
Total(1)	57,022	58,500	43,630	59,591	136,897	43,071	398,711

(1)	Includes R$9,045 million related to non-overdue installments of the non-accrual loans.

							(In millions of R$)
							As of December 31, 2015
Overdue Installments(1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
Interest rate of loans to customers by maturity
Variable rates	1,166	240	156	531	347	39	2,479	220,786
Fixed rates	2,705	1,324	1,314	3,478	4,243	53	13,117	253,462
Total(2)	3,871	1,564	1,470	4,009	4,590	92	15,596	474,248

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$11,059 million related to overdue installments of the non-accrual loans.

							(In millions of R$)
							As of December 31, 2014
Overdue Installments(1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
Interest rate of loans to customers by maturity
Variable rates	972	146	164	375	324	44	2,025	185,172
Fixed rates	2,505	1,150	1,025	2,551	3,707	111	11,049	267,259
Total(2)	3,477	1,296	1,189	2,926	4,031	155	13,074	452,431

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$8,981 million related to overdue installments of the non-accrual loans.

							(In millions of R$)
							As of December 31, 2013
Overdue Installments(1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
Interest rate of loans to customers by maturity
Variable rates	755	195	165	258	185	12	1,570	163,717
Fixed rates	2,608	1,226	1,076	2,617	3,772	122	11,421	247,985
Total(2)	3,363	1,421	1,241	2,875	3,957	134	12,991	411,702

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$9,020 million related to overdue installments of the non-accrual loans.

Financial performance	A-126

Annual Report 2015

Loan and Lease Operations by economic activity

The following table sets out the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower:

			(In millions of R$, except percentages)
					As of December 31,
	2015		2014		2013
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Public sector	3,182	0.7	4,389	1.0	3,981	1.0
Industry and commerce	125,386	26.5	116,506	25.7	115,025	27.8
Services	104,226	22.0	99,855	22.1	87,103	21.2
Primary sector	25,306	5.3	23,345	5.2	20,492	5.0
Individuals	213,622	45.0	206,094	45.5	183,548	44.6
Other sectors	2,526	0.5	2,242	0.5	1,553	0.4
Total	474,248	100.0	452,431	100.0	411,702	100.0

On December 31, 2015, there was no concentration of loan and lease operations exceeding 10% of the total portfolio that had not been disclosed in a category of loan and losses.

Loan and Lease Operations by concentration

The following table presents the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors:

			(In millions of R$, except percentages)
			As of December 31,
	2015		2014		2013
Concentration	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Largest debtor	4,615	1.0	4,032	0.9	4,358	1.1
10 largest debtors	27,173	5.7	23,646	5.2	19,778	4.8
20 largest debtors	40,831	8.6	35,325	7.8	29,935	7.3
50 largest debtors	63,797	13.5	58,180	12.9	50,131	12.2
100 largest debtors	85,167	18.0	79,617	17.6	69,210	16.8

Financial performance	A-127

Annual Report 2015

Rating of the Loan and Lease Portfolio

The following table presents the rating of our loan and lease portfolio based on the probability of default for the periods indicated below.

		(In millions of R$, except percentages)
			As of December 31, 2015
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired(1)	Loans impaired	Total loans
Lower risk	340,368	3,838	-	344,206
Satisfactory	76,940	6,489	-	83,429
Higher risk	12,609	6,847	-	19,456
Impaired(2)	-	-	27,157	27,157
Total	429,917	17,174	27,157	474,248
%	90.7	3.6	5.7	100.0

		(In millions of R$, except percentages)
			As of December 31, 2014
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired(1)	Loans impaired	Total loans
Lower risk	324,908	4,042	-	328,950
Satisfactory	81,994	6,989	-	88,983
Higher risk	11,439	5,853	-	17,292
Impaired(2)	-	-	17,206	17,206
Total	418,341	16,884	17,206	452,431
%	92.5	3.7	3.8	100.0

			(In millions of R$, except percentages)
			As of December 31, 2013
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired(1)	Loans impaired	Total loans
Lower risk	300,816	4,354	-	305,170
Satisfactory	64,722	7,676	-	72,398
Higher risk	11,273	6,556	-	17,829
Impaired(2)	-	-	16,305	16,305
Total	376,811	18,586	16,305	411,702
%	91.5	4.5	4.0	100.0

(1)	The operations classified as Loans Overdue Not Impaired are past due between 1 day and 90 days and the balance is the total of outstanding principal amount (Overdue and Non-Overdue).
(2)	We consider loans as impaired when (i) corporate transactions have a probability of default higher than 31.84%; (ii) transactions are overdue for more than 90 days; or (iii) renegotiated transactions are overdue for more than 60 days.

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

Non-accrual Loans

We consider all loans overdue for 60 days or more as non-accrual loans and, accordingly, cease the accrual of financial charges on such loans.

Write-offs

Loans and leases are written off against the allowance for loan and lease losses when the loan is not collected or is considered permanently

Financial performance	A-128

Annual Report 2015

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

Please refer to section Performance, item Assets – Loan and Lease Operations – Renegotiated Loans for further details.

Information on the Quality of Loans and Leases

The table below shows our non-accrual loans together with certain asset quality ratios.

			(In millions of R$, except percentages)
				As of December 31,
	2015	2014	2013	2012	2011
Non-accrual loans	19,458	16,514	18,065	20,791	20,439
Allowance for loan losses	26,844	22,392	22,235	25,713	23,873
Total loans and leases operations portfolio	474,248	452,431	411,702	366,984	346,264
Non-accrual loans as a percentage of total loans (%)	4.1	3.7	4.4	5.7	5.9
Allowance for loan losses as a percentage of total loans (%)	5.7	4.9	5.4	7.0	6.9
Allowance for loan losses as a percentage of non-accrual loans (%)	138.0	135.6	123.1	123.7	116.8

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

Financial performance	A-129

Annual Report 2015

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

										(In millions of R$, except percentages)
	December 31,
	2015			2014			2013			2012			2011
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans
Individuals	14,717	3.1	39.5	13,385	3.0	41.1	13,853	3.4	40.7	14,844	4.0	41.1	13,684	4.0	43.1
Credit card	4,141	0.9	12.4	3,740	0.8	13.1	2,952	0.7	12.9	2,863	0.8	11.0	3,825	1.1	11.3
Personal loans	8,330	1.7	6.0	7,024	1.6	6.2	6,488	1.6	6.5	6,841	1.9	7.3	4,842	1.4	7.5
Payroll loans	1,319	0.3	9.6	1,107	0.2	9.0	1,133	0.3	5.5	867	0.2	3.7	556	0.2	2.9
Vehicles	874	0.2	4.2	1,469	0.3	6.4	3,245	0.8	9.9	4,227	1.2	14.1	4,415	1.3	17.5
Mortgage loans	53	-	7.3	45	-	6.4	35	-	5.9	46	-	5.0	46	-	4.0
Corporate	6,115	1.3	29.5	2,899	0.6	30.0	1,775	0.4	29.4	1,356	0.4	27.3	703	0.2	26.6
Small and medium businesses	5,153	1.1	16.6	5,373	1.2	17.7	6,085	1.5	19.8	9,091	2.5	23.2	9,197	2.7	24.7
Foreign loans Latin America	859	0.2	14.4	735	0.2	11.2	522	0.1	10.1	422	0.1	8.4	289	0.1	5.6
Total	26,844	5.7	100.0	22,392	4.9	100.0	22,235	5.4	100.0	25,713	7.0	100.0	23,873	6.9	100.0

Renegotiated Loans

			(In millions of R$, except percentages)
				Year Ended December 31,
	2015	2014	2013	2012	2011
Renegotiated loans(1)	14,932	11,572	12,880	14,519	11,844
Allowance for loan and lease losses	6,991	5,459	6,284	6,767	5,355
Allowance for loan and lease losses/renegotiated loans (%)	46.8	47.2	48.8	46.6	45.2

(1)	Includes debt consolidation deferment or any other arrangement that modifies the periods or conditions of operations originally overdue. Renegotiated loans overdue 30 days.

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

Financial performance	A-130

Annual Report 2015

Our renegotiated loan portfolio increased to 3.1% of our total loan portfolio as of December 31, 2015, compared to 2.6% as of December 31, 2014. At the end of 2015, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 46.8% compared to 47.2% as of December 31, 2014. This portfolio increased in 2015 due to the worsening macroeconomic scenario, mainly in Brazil, specifically in the segment corporate, as shown below in the table “Renegotiated loan and lease operations” where a breakdown by segment is presented.

Our renegotiated loan portfolio decreased to 2.6% of our total loan portfolio as of December 31, 2014, compared to 3.1% as of December 31, 2013. At the end of 2014, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 47.2% compared to 48.8% as of December 31, 2013. Throughout 2014, the allowance for loan and lease losses followed the evolution of the "mix" of portfolio credit risk in the renegotiated loan portfolio.

Our renegotiated loan portfolio decreased to 3.1% of our total loan portfolio as of December 31, 2013, compared to 4.0% as of December 31, 2012. At the end of 2013, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 48.8% compared to 46.6% as of December 31, 2012. Throughout the year 2013, the allowance for loan and lease losses followed the evolution of the "mix" of portfolio credit risk in the renegotiated loan portfolio.

Our renegotiated loan portfolio increased to 4.0% of our total loan portfolio as of December 31, 2012, compared to 3.4% as of December 31, 2011. At the end of 2012, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 46.6% compared to 45.2% as of December 31, 2011. This ratio increased in 2012 mainly because of an increase in the redefaulted renegotiated loans to total renegotiated loans ratio, from 29.8% as of December 31, 2011 compared to 35.4% as of December 31, 2012.

Since 2013, we maintained our policy for the recovery of overdue loans, including loans already written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. However, we still require that at least one installment is paid to consider the renegotiation to be valid and to treat it as a renegotiated agreement. We also adopted a policy of stricter selectivity in origination of loans, which led to lower levels of delinquency and a decreased volume of renegotiated loans.

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

The total amount of each type of renegotiated loan as of December 31, 2015, 2014 and 2013 is shown in the tables below.

			(In millions of R$, except percentages)
				As of December 31,2015
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans(1)	Redefaulted Renegotiated Loans (%)
Restructured loans	11,985	5,508	46.0	3,077	25.7
Agreements	2,947	1,483	50.3	340	11.5
Total	14,932	6,991	46.8	3,417	22.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

			(In millions of R$, except percentages)
				As of December 31, 2014
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans(1)	Redefaulted Renegotiated Loans (%)
Restructured loans	10,284	5,051	49.1	2,744	26.7
Agreements	1,288	408	31.7	602	46.7
Total	11,572	5,459	47.2	3,346	28.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

			(In millions of R$, except percentages)
				As of December 31, 2013
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans(1)	Redefaulted Renegotiated Loans (%)
Restructured loans	10,325	5,064	49.0	3,072	29.8
Agreements	2,555	1,220	47.7	1,555	60.9
Total	12,880	6,284	48.8	4,627	35.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Financial performance	A-131

Annual Report 2015

The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2015, 2014 and 2013:

			(In millions of R$)
			As of December 31, 2015
Renegotiated loan and lease operations	Payment extension(1)	Multiple concessions(2)	Multiple modifications(3)	Total
Individuals	213	2,457	5,123	7,793
Credit card	-	356	-	356
Personal loans	-	1,965	5,123	7,088
Payroll loans	-	136	-	136
Vehicles	163	-	-	163
Mortgage loans	50	-	-	50
Corporate	-	-	3,181	3,181
Small and medium businesses	53	2,348	1,357	3,758
Foreign loans – Latin America	-	200	-	200
Total renegotiated loan and lease operations	266	5,005	9,661	14,932

(1)	Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.
(2)	Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
(3)	Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

			(In millions of R$)
			As of December 31, 2014
Renegotiated loan and lease operations	Payment extension(1)	Multiple concessions(2)	Multiple modifications(3)	Total
Individuals	648	2,352	4,330	7,330
Credit card	-	403	-	403
Personal loans	-	1,906	4,330	6,236
Payroll loans	-	43	-	43
Vehicles	577	-	-	577
Mortgage loans	71	-	-	71
Corporate	-	-	871	871
Small and medium businesses	55	2,610	620	3,285
Foreign loans – Latin America	-	86	-	86
Total renegotiated loan and lease operations	703	5,048	5,821	11,572

(1)	Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.
(2)	Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
(3)	Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

			(In millions of R$)
			As of December 31, 2013
Renegotiated loan and lease operations	Payment extension(1)	Multiple concessions(2)	Multiple modifications(3)	Total
Individuals	1,979	2,046	4,513	8,538
Credit card	-	335	-	335
Personal loans	1	1,710	4,513	6,224
Payroll loans	-	1	-	1
Vehicles	1,907	-	-	1,907
Mortgage loans	71	-	-	71
Corporate	-	-	476	476
Small and medium businesses	102	3,247	481	3,830
Foreign loans – Latin America	-	36	-	36
Total renegotiated loan and lease operations	2,081	5,329	5,470	12,880

(1)	Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.
(2)	Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
(3)	Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

Financial performance	A-132

Annual Report 2015

The following tables present an additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2015, 2014 and 2013:

				(In millions of R$)
				As of December 31, 2015
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non-performing	Total
Individuals	-	4,133	2,118	1,542	7,793
Credit card	-	356	-	-	356
Personal loans	-	3,679	1,919	1,490	7,088
Payroll loans	-	83	28	25	136
Vehicles	-	13	135	15	163
Mortgage loans	-	2	36	12	50
Corporate	2,796	198	187	-	3,181
Small and medium businesses	-	1,666	1,207	885	3,758
Foreign loans – Latin America	-	95	69	36	200
Total renegotiated loan and lease operations(1)	2,796	6,092	3,581	2,463	14,932

1.	Our renegotiated loans and lease operations increased in 2015 due to the worsening macroeconomic scenario, mainly in Brazil, specially in the corporate segment.

				(In millions of R$)
				As of December 31, 2014
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non- performing	Total
Individuals	-	3,922	2,019	1,389	7,330
Credit card	-	403	-	-	403
Personal loans	-	3,445	1,486	1,305	6,236
Payroll loans	-	23	17	3	43
Vehicles	-	37	478	62	577
Mortgage loans	-	14	38	19	71
Corporate	236	408	227	-	871
Small and medium businesses	-	1,406	1,116	763	3,285
Foreign loans – Latin America	-	55	12	19	86
Total renegotiated loan and lease operations	236	5,791	3,374	2,171	11,572

				(In millions of R$)
				As of December 31, 2013
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non-performing	Total
Individuals	-	3,832	3,097	1,609	8,538
Credit card	-	335	-	-	335
Personal loans	-	3,324	1,642	1,258	6,224
Payroll loans	-	1	-	-	1
Vehicles	-	162	1,417	328	1,907
Mortgage loans	-	10	38	23	71
Corporate	111	260	51	54	476
Small and medium businesses	-	1,516	1,486	828	3,830
Foreign loans – Latin America	-	20	6	10	36
Total renegotiated loan and lease operations	111	5,628	4,640	2,501	12,880

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2015, 2014 and 2013:

		(In millions of R$)
Impaired Loans	2015	2014	2013
Balance at the beginning of the period	17,206	16,305	19,511
(+) Loan operations added	21,701	12,521	9,882
(+) Loan operations added due to redefault	4,587	3,915	5,029
(-) Loans removed due to write-off	(9,474)	(10,006)	(12,460)
(-) Loans removed due to renegotiation (including amendments)	(5,703)	(4,505)	(4,595)
(-) Loans removed due to total or partial pay-off	(1,160)	(1,024)	(1,062)
Balance at the end of the period	27,157	17,206	16,305

Financial performance	A-133

Annual Report 2015

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 12 – Loan operations and lease operations portfolio for further details.

Cross border outstanding

Cross border outstanding are monetary assets which are denominated in non-local currency and exceeded 1% of our total assets in the case of transactions with foreign clients entered into by our subsidiaries in the United Kingdom (our former subsidiary in Portugal), the Cayman Islands, the Bahamas and Uruguay. The aggregate cross border outstanding breakdown of these subsidiaries for the periods indicated below is as follows:

	(In millions of R$, except percentages)
	As of December 31,
Cross border outstanding	2015(1)%		2014	%	2013(2)%
Cash and deposits on demand	52,649	4.1	4,187	0.4	4,897	0.5
Interbank deposits	139,190	10.9	64,491	5.7	33,630	3.3
Securities purchased under agreements to resell	20,187	1.6	24,606	2.2	2,877	0.3
Central Bank compulsory deposits	2,891	0.2	3	0.0	3	0.0
Financial assets held for trading	6,995	0.5	5,978	0.5	5,848	0.6
Derivatives	15,409	1.2	9,321	0.8	8,008	0.8
Available for sale financial assets	69,331	5.4	39,850	3.5	38,296	3.7
Financial assets held to maturity	15,446	1.2	10,767	1.0	6,723	0.7
Loan and lease operations	70,010	5.5	97,740	8.7	57,834	5.6
Total outstanding	392,108	30.7	256,943	22.8	158,116	15.4

(1)	Increase in interbank deposits is largely explained by the U.S. dollar exposure on a dollar denominated deposit at the Nassau entity.
(2)	On February 1, 2013, Banco Itaú BBA International S.A., headquartered in Portugal, was merged into Itau BBA International Limited, headquartered in the United Kingdom. On May 17, 2013, the entity was registered as a public limited company under the trade name Itau BBA International plc. The purpose of this restructuring process is to allow Itau BBA International to improve its performance and sources of funding, expand its client base, strengthen its position as an international platform for Itaú Unibanco Group, achieve greater diversification of risk and increase profitability indicator 2013 data reflects non-British pound sterling cross-border outstandings.

Short-term borrowings

Short-term borrowings are included in our balance sheet under the “Securities sold under repurchase agreement” line item. The main category for short-term borrowings is “Deposits Received under Securities Repurchase Agreements with Own and Third-Party Financial Assets”. The table below shows our short-term borrowings as of December 31, 2015, 2014 and 2013:

	(In millions of R$, except percentages)
	As of December 31,
Securities sold under repurchase agreements	2015	2014	2013

Amount outstanding	336,643	288,683	266,682
Maximum amount outstanding during the period	336,643	288,683	271,621
Weighted average interest rate at period-end (%)	9.9	9.9	9.4
Average amount outstanding during period	295,817	266,527	256,025
Weighted average interest rate (%)	9.7	9.5	9.2

Liabilities

Funding

Main sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2015, 2014 and 2013.

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

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2015, total deposits were R$292,610 million, which represented 33.2% of total funding. As of December 31, 2014, total deposits amounted to R$294,773 million, representing 37.8% of total funding. As of December 31, 2013, total deposits amounted to R$274,383 million, representing 37.9% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2015, 2014 and 2013 accounted for 12.0%, 13.9% and 16.2% of total funding, respectively.

Financial performance	A-134

Annual Report 2015

The table below shows the breakdown of our main sources of funds as of December 31, 2015, 2014 and 2013:

	(In millions of R$, except percentages)
	As of December 31,
Breakdown of the main sources of funds	2015	% of total funding	2014	% of total funding	2013	% of total funding

Deposits	292,610	33.2	294,773	37.8	274,383	37.9
Demand deposits	61,092	6.9	48,733	6.3	42,892	5.9
Savings deposits	111,319	12.6	118,449	15.1	106,166	14.7
Time deposits	105,250	12.0	108,466	13.9	117,131	16.2
Interbank deposits	14,949	1.7	19,125	2.5	8,194	1.1
Securities sold under repurchase agreements	336,643	38.3	288,683	37.0	266,682	36.8
Interbank market debt	156,886	17.8	122,586	15.8	111,376	15.4
Mortgage notes	139	-	143	-	181	0.0
Real estate credit bills	14,452	1.6	10,832	1.4	8,919	1.2
Agribusiness credit bills	13,775	1.6	7,811	1.0	7,273	1.0
Financial credit bills	18,496	2.1	10,645	1.4	13,823	1.9
Import and export Financing	65,566	7.5	43,381	5.6	33,614	4.6
Onlending-domestic	38,804	4.4	45,230	5.8	43,015	5.9
Liabilities from transactions related to credit assignments	5,654	0.6	4,544	0.6	4,514	0.6
Other	-	-	-	-	37	0.0
Institutional market debt	93,918	10.7	73,242	9.4	72,055	9.9
Subordinated debt	65,785	7.5	55,617	7.1	56,564	7.8
Foreign borrowings through securities	24,188	2.7	15,392	2.0	15,491	2.1
Structured Operations Certificates	3,945	0.4	2,233	0.3	-	-
Total	880,057	100.0	779,284	100.0	724,496	100.0

Deposits by maturity

The table below shows the maturity profile of our deposits as of December 31, 2015, 2014 and 2013:

	(In millions of R$)
	As of December 31, 2015
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	61,092	-	-	-	61,092
Demand deposits	61,092	-	-	-	61,092
Interest bearing deposits	129,260	27,979	14,288	59,991	231,518
Savings deposits	111,319	-	-	-	111,319
Time deposits	13,466	19,252	13,276	59,256	105,250
Interbanks deposits	4,475	8,727	1,012	735	14,949
Total	190,352	27,979	14,288	59,991	292,610

	(In millions of R$)
	As of December 31, 2014
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	48,733	-	-	-	48,733
Demand deposits	48,733	-	-	-	48,733
Interest bearing deposits	134,841	36,829	8,537	65,833	246,040
Savings deposits	118,449	-	-	-	118,449
Time deposits	11,705	23,656	7,775	65,330	108,466
Interbanks deposits	4,687	13,173	762	503	19,125
Total	183,574	36,829	8,537	65,833	294,773

	(In millions of R$)
	As of December 31, 2013
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
Non-interest bearing deposits	42,892	-	-	-	42,892
Demand deposits	42,892	-	-	-	42,892
Interest bearing deposits	120,194	33,345	12,107	65,845	231,491
Savings deposits	106,166	-	-	-	106,166
Time deposits	12,260	29,436	9,961	65,474	117,131
Interbanks deposits	1,768	3,909	2,146	371	8,194
Total	163,086	33,345	12,107	65,845	274,383

Financial performance	A-135

Annual Report 2015

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2015, 2014 and 2013:

	(In millions of R$)
	2015	2014	2013
Maturity within three months	26,545	32,549	21,737
Maturity after three months to six months	10,512	13,782	6,066
Maturity after six months to twelve months	8,925	6,097	5,273
Maturity after twelve months	17,443	34,251	47,116
Total time deposits in excess of US$100,000	63,425	86,679	80,192

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2015, 2014 and 2013:

			(%)
	2015	2014	2013
Retail	8.3	3.4	6.2
Itaú Personnalité	17.3	19.4	17.1
Middle market	28.5	26.2	28.0
Corporate	44.2	35.6	48.7
Institutional	1.7	15.5
Total	100.0	100.0	100.0

Other sources

We also act as a financial agent in borrowing funds from BNDES and FINAME, and lending such funds at a spread determined by the Brazilian government to targeted sectors of the economy. We obtain U.S. dollar-denominated lines of credit from our affiliates, including Itaú Unibanco Holding – Grand Cayman branch, Banco Itaú Chile and Itaú BBA S.A. – Nassau branch to provide trade finance funding for Brazilian companies. For further details on on Lending domestic and import and export financing, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 19 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Debts.

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

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further information and details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes. The following table sets forth our provisions for such contingencies as of December 31, 2015, 2014 and 2013:

	(In millions of R$)
	As of December 31,
Provision	2015	2014	2013
Civil	5,227	4,643	4,473
Labor	6,132	5,598	5,192
Tax and social security	7,500	6,627	8,974
Other	135	159	223
Total	18,994	17,027	18,862

No class actions alleging unfair competition, trust or monopoly practices were brought against us in 2015.

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

Financial performance	A-136

Annual Report 2015

In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) public attorneys’ offices (Ministério Público) on behalf of holders of savings accounts. Holders of savings accounts may collect any amount owing on account of a final decision. We record provisions when individual plaintiffs apply to enforce any such decisions, using the same criteria used to determine provisions for individual lawsuits.

The Federal Supreme Court (Supremo Tribunal Federal, or STF) has issued a number of decisions in favor of the holders of savings accounts, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the Federal Supreme Court has decided that the laws were in accordance with the Brazilian federal constitution. In response to this discrepancy, the Confederação Nacional do Sistema Financeiro, or CONSIF, an association of Brazilian financial institutions, filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165), in which the Central Bank has filed an amicus brief, arguing that holders of savings accounts did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it hands down a final decision. However, there is no estimate of when the STF will render a judgment in the case, as there has not been a sufficient quorum to decide the issue.

In addition, the STJ, which is the highest court responsible for deciding on federal laws, is about to rule on several aspects that will directly determine the amount due, in case the STF rules against the constitutionality of the MSPs. The most relevant of such decisions will be: (i) the accrual of compensatory interests on the amount due to the plaintiff, in filings that carry no specific claim to such interests; (ii) the initial date of default interests, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between interest actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between interest actually paid on saving accounts and the inflation rate of the same period. In relevant trials during 2015, the STJ ruled that: (i) compensatory interest would not be included in judgment awards , unless the ruling in question specifically provides for the award thereof; and (ii) compensatory interest shall not be required to be paid to savings accountholders once the institution in question can prove that the corresponding savings account has been terminated. In addition, such rulings also confirmed that inflationary effects from MSPs that became effective after those that are subject to the judicial action in question may be included in the claim for purposes of determining the amounts due thereunder, even without the express request of the account holder seeking judicial relief.

In addition, the STJ ruled that the term for filing class actions expired five years from the date of the MSP implementation. As a consequence, numerous class actions have been extinct by the Judiciary since such ruling.

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

Labor Litigation

In 2015, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which significantly impacted our results. The pool of labor claims for our subsidiaries in such period comprises labor claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2015, there were 66,841 labor claims filed against us.

The main requests in the labor claims filed by our current and former employees include:

•	Salary differences arising from the application of the 30 working hours per week limit, provided for in art. 224 of the Brazilian Labor Laws Consolidation (CLT), wich is applicable to bank employees whose function does not require special trust from the employer;
•	Salary differences arising from overtime not duly registered in the internal systems;
•	Claims with respect to the method to establish the overtime work pay; and
•	Salary parity.

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for disabled personnel. In the fiscal year ended December 31, 2015, we paid approximately R$1,711 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance to the agreements signed and to the rulings imposed by labor courts.

Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

Financial performance	A-137

Annual Report 2015

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

We participated in a program (Programa de Pagamento ou Parcelamento de Tributos Federais) for the payment of federal taxes through installments, as established by Law No. 13,043 of November, 2014 and Law No. 13,097 of January, 2015 which discharges taxpayer debts in litigation with certain discounts as to penalties and interest. In addition, we took advantage of a program (Programa de Pagamento ou Parcelamento de Tributos Municipais), established by Law No. 16,097 of December 29, 2014 for the payment of municipal tax debts with certain discounts as to penalties and interest. In both cases (federal and municipal) we settled the contested tax liabilities in question with respect to which we had the lowest chances of success, according to our tax advisors.

On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that Itaú Unibanco Holding failed to pay approximately R$11,844.7 million of IRPJ, plus accrued penalties and interest, and approximately R$6,867.0 million of CSLL, plus accrued penalties and interest, in fiscal year 2008, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian tax authorities allege that corporate transactions of a different kind should have been used. However, the transaction suggested by the Brazilian tax authorities is not supported in the applicable rules to financial institutions. On January 30, 2014, we were advised that the Brazilian tax authorities confirmed the notifications in a non-unanimous ruling. On February 28, 2014 we appealed the decision at the Administrative Tax Appeals Tribunal. We continue to defend that the transactions conducted were appropriate and legitimate, having been approved by the involved companies’ management bodies and their respective stockholders, and subsequently sanctioned as well by the relevant regulatory authorities, including the CVM, the Central Bank and the CADE. We and our external counsel assess the risk of loss in this tax proceeding as remote. Currently, we are awaiting Administrative Tax Appeals Tribunal’s decision on the appeal.

Additionally, we received in November 14, 2013, still about the same operation, notice of tax assessment issued on behalf of Itaú Unibanco S.A., charging R$ 1.439, 9 million of Income Tax (IRPJ) and R$ 502,56 million of (CSLL), plus accrued penalties and interest. This case is also assess the risk of loss as remote by our lawyers. The proceeding is pending of judgment in the administrative court.

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

Financial performance	A-138

Annual Report 2015

Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2015:

	(In millions of R$)
		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Interbank market debt (1)(3)	175,028	88,068	58,606	15,334	13,020
Institutional market debt(2)(3)	117,316	19,278	45,584	12,014	40,440
Time deposits(3)	121,678	48,533	14,128	19,560	39,457
Operating and capital (finance) lease obligations	6,812	1,758	2,836	1,233	985
Endorsements and sureties	74,244	15,838	7,652	2,482	48,272
Letters of credit to be released	6,936	6,936	-	-	-
Pension Obligations	310,583	26,336	54,865	58,138	171,245
Health Benefits	178,811	13,285	29,529	33,491	102,506
Total	991,407	220,031	213,200	142,251	415,925

(1)	Includes mortgage notes, real estate credit bills, agribusiness credit bills, financial credit bills, import and export financing and on-lending – domestic.
(2)	Includes subordinated debt, debentures and foreign borrowings through securities.
(3)	Includes total estimated interest payments (including for derivatives). These estimated interest payments were calculated substantially based on the interbank forward rates at the specific periods.

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

Purchases of Shares by the Issuer and Affiliated Purchasers

In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our Policy for Trading Itaú Unibanco Holding S.A. Securities. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/ TreasuryStock.pdf for further details. We disclose to the market the transactions carried out with our own shares by our Treasury through an “Announcement to the Market” on a monthly basis, as well as the other disclosure requirements imposed by the Brazilian securities regulation.

The repurchase program initially effective in 2015 was approved by our Board of Directors on November 27, 2014 with limits of 50.0 million preferred shares and 10.0 million common shares.

On July 30, 2015 our Board of Directors approved the renewal of our share repurchase program through August 4, 2016, authorizing the purchase of up to 11.0 million common shares and 55.0 million preferred shares. On August 27, 2015, our Board of Directors approved the renewal of our share repurchase program through August 26, 2016, authorizing the purchase, in the aggregate, of up to 11.0 million common shares and 50.0 million preferred shares.

On February 1, 2016 our Board of Directors once again renewed our share repurchase program through August 2, 2017, authorizing the purchase, in the aggregate with respect to all shares purchased under the program, of up to 10.0 million common shares and 50.0 million preferred shares issued by us, without reducing our capital stock. The share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long term incentive plans; and (iii) to use the acquired shares in the event of business opportunities arising in the future. All purchases shall be open market purchases made through stock exchanges.

Financial performance	A-139

Annual Report 2015

Period(1)	(a) Total number of preferred shares purchased(2)	(b) Average price paid per preferred share(2)(3)	(c) Total number of preferred shares purchased as part of publicly announced plans or programs(2)	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/02 to 01/30/2015	11,000,000	34.13	12,000,000	38,000,000
02/02 to 02/27/2015	3,596,600	34.68	15,596,600	34,403,400
03/02 to 03/31/2015	2,000,000	34.07	17,596,600	32,403,400
04/01 to 04/29/2015	-	-	17,596,600	32,403,400
05/01 to 05/29/2015	-	-	17,596,600	32,403,400
06/01 to 06/30/2015	19,990,000	33.96	37,586,600	12,413,400
07/01 to 07/30/2015	2,568,200	34.11	40,154,800	9,845,200
08/05 to 08/27/2015	30,380,000	27.11	30,380,000	24,620,000
08/28 to 08/31/2015	-	-	-	50,000,000
09/01 to 09/30/2015	13,250,000	27.29	13,250,000	36,750,000
10/01 to 10/30/2015	-	-	13,250,000	36,750,000
11/02 to 11/30/2015	8,540,000	28.31	21,790,000	28,210,000
12/01 to 12/31/2015	20,200,000	27.85	41,990,000	8,010,000
01/02 to 01/29/2016	7,990,000	25.06	49,980,000	20,000
02/01 to 02/29/2016	-	-	-	50,000,000
03/01 to 03/31/2016	-	-	-	50,000,000

(1)	On November 27, 2014 our Board of Directors approved the purchase of up to 10,000,000 common shares and 50,000,000 preferred shares, ending on December 15, 2015, on July 30, 2015 our Board of Directors approved the renewal of our share repurchase program, with the limits of 11,000,000 common shares and 55,000,000 preferred shares, ending on August 4, 2016 and on August 27, 2015, for the second time our Board of Directors approved the renewal of our share repurchase program through August 26, 2016, authorizing the purchase of up to 11,000,000 common shares and 50,000,000 preferred shares, and on February 1, 2016 our Board of Directors once again renewed our share repurchase program through August 2, 2017, authorizing the purchase, in the aggregate with respect to all shares purchased under the program, of up to 10.0 million common shares and 50.0 million preferred shares.
(2)	All amounts were not adjusted at the 10% bonus for our shares. Considering the 10% bonus for our shares, occurred in July 2015, we acquired (a) 115.4 million preferred shares of our own issue, in the total amount of R$3.3 billion, at the average price of R$28.80 per share.
(3)	Includes brokerage costs.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the twelve-month period ended December 31, 2015 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below show our capital expenditures as of December 31, 2015, 2014 and 2013:

(In millions of R$, except percentages)

	For the Year Ended December 31,			Variation
Capital Expenditures	2015	2014	2013	2015-2014		2014-2013
Fixed Assets	1,466	3,966	2,534	(2,500)	(63.0)%	1,432	56.5%
Fixed assets under construction	198	1,485	735	(1,287)	(86.7)%	750	102.0%
Land and buildings	6	14	22	(8)	(57.1)%	(8)	(36.4)%
Leasehold improvements	139	169	148	(30)	(17.8)%	21	14.2%
Furniture and data processing equipment	1,040	2,236	1,511	(1,196)	(53.5)%	725	48.0%
Other	83	62	118	21	33.9%	(56)	(47.5)%
Intangible Assets	1,062	1,199	2,035	(137)	(11.4)%	(836)	(41.1)%
Acquisition of rights to credit payroll	109	109	195	-	0.0%	(86)	(44.1)%
Association for the promotion and offer of financial products and services	39	36	340	3	8.3%	(304)	(89.4)%
Software developed or obtained for internal use	899	1,044	1,202	(145)	(13.9)%	(158)	(13.1)%
Other intangibles	15	10	298	5	50.0%	(288)	(96.6)%
Total	2,528	5,165	4,569	(2,637)	(51.1)%	596	13.0%

Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 15 – Fixed Assets and Note 16 – Intangible Assets for further details.

Fixed assets

Property, Plant and Equipment

As of December 31, 2015, we own and lease our principal administrative offices, which included 8 office buildings, having a total area of 420,036 square meters, located primarily in São Paulo, Brazil. These offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back offices, wholesale and investment bank activities, and also our data processing center.

As of December 31, 2015, we completed our IT investments planned for the period from 2012 to 2015, which we funded from internal resources. These investments were made in data processing systems, purchase of software, system development and in our new Data Center built in the State of São Paulo, which opened in March 2015. This technology center will provide an increase in the processing and storage capacity of our operations by 25 times, in addition to providing a 43% reduction in the use of energy, as compared to our current consumption. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2016 (which are in the process of being renewed under similar terms) to the fourth quarter of 2036.

As of December 31, 2015, we owned approximately 19% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 81%.

Financial performance	A-140

Annual Report 2015

Capitalization

The table below presents our capitalization as of December 31, 2015. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2015. As of the date of this Annual Report, there has been no material change in our capitalization since December 31, 2015.

You should read the table below in conjunction with the information included in section Our profile, item In numbers, Selected Financial Data – IFRS, section Performance and section Attachments, item Selected Statistical Information for further details.

	(In millions of R$, except percentages)
	As of December 31, 2015
Capitalization	R$	US$(1)
Current liabilities
Deposits	232,619	59,573
Securities sold under repurchase agreements	181,198	46,404
Financial liabilities held for trading	34	9
Derivatives	14,507	3,715
Interbank market debt	80,547	20,628
Institutional market debt	15,859	4,061
Other financial liabilities	68,478	17,537
Reserves for insurance and private pension	4,864	1,246
Liabilities for capitalization plans	3,044	779
Provisions	3,848	985
Tax liabilities	2,364	605
Other liabilities	24,975	6,396
Total	632,337	161,938
Long-term liabilities
Deposits	59,991	15,363
Securities sold under repurchase agreements	155,445	39,809
Financial liabilities held for trading	378	97
Derivatives	16,564	4,242
Interbank market debt	76,339	19,550
Institutional market debt	78,059	19,991
Other financial liabilities	237	61
Reserves for insurance and private pension	124,441	31,869
Liabilities for capitalization plans	-	-
Provisions	15,146	3,879
Tax liabilities	2,237	573
Other liabilities	812	208
Total	529,649	135,641
Income tax and social contribution – deferred	370	95
Non-controlling interests	1,807	463
Stockholders’ equity (2)	112,252	28,747
Total capitalization (3)	1,276,415	326,884
BIS ratio(4) (%)	17.8

(1)	Convenience translation at 3.9048 reais per U.S. dollar, the exchange rate in effect on December 31, 2015.
(2)	Itaú Unibanco Holding’s authorized and outstanding share capital consists of 3,047,040,198 common shares and 3,036,875,751 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 21 to our consolidated financial statements as of and for the period ended December 31, 2015.
(3)	Total capitalization corresponds to the sum of total current liabilities, long-term liabilities. deferred income, minority interest in subsidiaries and stockholders’ equity.
(4)	Calculated by dividing total regulatory capital by risk weight assets.

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

Results

Highlights

The highlights for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 are presented below:

Net income (attributable to the owners of the parent company): ▲ increased 19.4% in 2015 compared to 2014 and increased 31.2% in 2014 compared to 2013.

For 2015, our net income attributable to the owners of the parent company was R$25,740 million and increased 19.4% compared to 2014, when our net income reached R$21,555 million. For the year ended December 31, 2014, our net income attributable to the owners of the parent company increased 31.2% when compared to the year ended December 31, 2013, when our net income attributable to the owners of the parent company was R$16,424 million.

Our performance ratio, ROAE (return on average equity), calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity attributed to the owners of the parent company excluding quarterly average proposed dividends recorded, reached 24.8% in 2015, an increase of 50 basis points compared to 2014 when our performance ratio reached 24.3%, an increase of 320 basis points when compared to 2013 when our ROAE reached 21.1%.

Stockholders’ equity (attributable to the owners of the parent company): ▲ increased 13.1% in 2015 compared to 2014 and increased 19.3% in 2014 compared to 2013.

As of December 31, 2015 our total stockholders’ equity increased 13.1% compared to December 31, 2014, and reached R$112,252 million. As of December 31, 2014, our total stockholders’ equity amounted to

Financial performance	A-141

Annual Report 2015

R$99,260 million. As of December 31, 2014 our stockholders’ equity grew 19.3% compared to that as of December 31, 2013, which was R$83,223 million.

Loan and lease portfolio: ▲ increased 4.8% as of December 31, 2015 compared to December 31, 2014 and increased 9.9% as of December 31, 2014 compared to December 31, 2013.

Loans and lease to individuals:

As of December 31, 2015 loans to individuals totaled R$187,220 million, an increase of 0.7% compared to December 31, 2014. The increase is primarily a result of the increases of (i) 19.5% in mortgage loans to R$34,790 million, mainly due to our focus on portfolios with lower delinquency rates, and (ii) 12.1% in payroll loans to R$45,434 million, due to a continued growth in our retail branch payroll loan operations and to the association agreement with BMG, aimed at the offering, distribution and sale of payroll loans through the incorporation of a new financial institution, Itaú BMG Consignado. This association supplemented our payroll loan distribution strategy and improved the risk profile of our loan portfolio. Vehicle financing decreased 30.9% as of December 31, 2015 compared to December 31, 2014, totaling R$20,058 million, as a result of our continued application of stricter requirements for granting such loans, which has led to higher down payment requirements and shorter financing terms.

As of December 31, 2014 loans to individuals totaled R$185,953 million, an increase of 11.1% compared to December 31, 2013. The increase is primarily a result of the increases of (i) 11.6% in credit card loans to R$59,321 million, (ii) 18.8% in mortgage loans to R$29,107 million, mainly due to our focus on portfolios with lower delinquency rates, and (iii) 79.5% in payroll loans to R$40,525 million, due to a continued growth in our retail branch payroll loan operations. Vehicle financing decreased 28.4% as of December 31, 2014 compared to December 31, 2013, totaling R$29,047 million.

Loans and lease to companies:

As of December 31, 2015 loans and leases to companies totaled R$218,565 million, representing an increase of R$2,725 million, or 1.3%, compared to December 31, 2014. Loans and leases to small and medium businesses decreased 1.7% as of December 31, 2015 compared to 2014, totaling R$78,576 million. Loans and leases to corporate clients increased 3.0% as of December 31, 2015 when compared to 2014, totaling R$139,989 million as of December 31, 2015.

As of December 31, 2014 loans and leases to companies totaled R$215,840 million, representing an increase of R$13,097 million, or 6.5%, compared to December 31, 2013 when loans and leases to companies totaled R$202,743 million. Loans and leases to small and medium businesses as of December 31, 2014 totaled R$79,912 million, representing a decreased of 2.0% compared to 2013. Loans and leases to corporate clients as of December 31, 2014 totaled R$135,928, representing an increase of 12.2% when compared to 2013.

In addition, the depreciation of the real against other currencies, especially the U.S. dollar, also contributed to the growth of our medium to large companies’ portfolio since a portion of our loans are denominated or originated in such currencies.

Foreign loans and leases – Latin America:

The balance of our foreign loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay) totaled R$68,463 million as of December 31, 2015, an increase of 35.2% compared to December 31, 2014 when the balance was R$50,638 million, mostly as a result of the growth of operations in the countries where we operate.

As of December 31, 2014 the balance of loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay) totaled R$50,638 million, representing an increase of 21.9% compared to December 31, 2013, when such balance was R$41,528 million.

Credit quality (90-day NPL ratio): ▲ increased 40 basis points as of December 31, 2015 compared to December 31, 2014 and improved 60 basis points as of December 31, 2014 compared to December 31, 2013.

The 90-day’s non-performing loans ratio (90-day NPL ratio), is calculated by dividing 90-day’s non-performing loans by our loan portfolio.

As of December 31, 2015, our 90-day NPL ratio reached 3.5%, an increase due to increases in the 90-day NPL ratios for both individuals and companies. The ratio for individuals increased by 70 basis points compared to December 31, 2014. As of December 31, 2014, our 90-day NPL ratio reached 3.1%, an improvement due to decreases in the 90-day NPL ratios for individuals and companies compared to December 31, 2013.

The coverage ratio, calculated by dividing the provisions for allowance for loan and lease losses by 90-day’s non-performing loans, reflects the mechanics of our provisioning model and reached 164% as of December 31, 2015 compared to a ratio of 160% as of December 31, 2014. As of December 31, 2013 the coverage ratio was 147%.

Interest Income:

Interest on loan and lease operations: ▲ increased 14.6% for the year ended December 31, 2015 compared to the same period in 2014 and increased 16.3% for the year ended December 31, 2014 compared to the same period in 2013.

Interest and similar expenses: ▲ increased 2.9% for the year ended December 31, 2015 compared to the same period in 2014 and increased 57.4% for the year ended December 31, 2014 compared to the same period in 2013.

Financial performance	A-142

Annual Report 2015

Banking service fees: ▲ increased 11.8% for the year ended December 31, 2015 compared to the same period in 2014 and increased 16.0% for the year ended December 31, 2014 compared to the same period 2013.

Income from insurance, private pension plan and capitalization operations (premium bonds) before claim and selling expenses: ▼ decreased 3.1% for the year ended December 31, 2015 compared to the same period in 2014 and increased 3.8% for the year ended December 31, 2014 compared to the same period in 2013.

General and administrative expenses: ▲ increased 11.9% for the year ended December 31, 2015 compared to the same period in 2014 and increased 6.6% for the year ended December 31, 2014 compared to the same period in 2013.

Expenses for allowance for loan and lease losses: ▲ increased 30.2% for the year ended December 31, 2015 compared to the same period in 2014 and increased 5.5% for the year ended December 31, 2014 compared to the same period in 2013.

Impaired loans: ▲ increased from R$17,206 million as of December 31, 2014 to R$27,157 million as of December 31, 2015, an increase mainly with respect to impaired loans in our corporate portfolio due to a more challenging economic environment in Brazil and increased from R$16,305 million as of December 31, 2013 to R$17,206 million as of December 31, 2014. (For further details, refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36.6 – Credit Quality of Financial Assets).

Loans under renegotiation: ▲ credit transactions under renegotiation, including extended, modified and deferred repayments, increased 29.0% as of December 31, 2015, compared to December 31, 2014 due to (i) an increase in our portfolio of renegotiated corporate loans and also (ii) the effect of the exchange rate variation in 2015. As of December 31, 2015, loans under renegotiation represented 3.1% of the total portfolio. As of December 31, 2014, credit transactions under renegotiation, including extended, modified and deferred repayments decreased 10.2% compared to December 31, 2013.

	(In millions of R$, except percentages)
	For the Year Ended December 31,
Highlights	2015	2014	2013
Statement of income
Net income (attributable to the owners of the parent company)	25,740	21,555	16,424
Banking product	92,011	91,657	79,387
Shares (R$)
Earnings per share – Basic (Common and Preferred)	4.30	3.58	2.73
Payout (%)(1)	27.9	30.4	30.8
Dividend yield (%)(2)	4.7	3.5	3.3
Weight average number of outstanding shares – Basic (in thousands)(3)
Common	3,047,037	3,047,037	3,047,037
Preferred	2,935,346	2,969,406	2,961,435
Average price of preferred share on the last trading day of the period(3)	26.30	31.56	26.16
Market capitalization(4)	155,732	190,161	156,957
Market capitalization (In millions of US$)(5)	39,882	71,592	67,001
Performance ratios (%)
Net income as a percentage of average stockholder’s equity – Annualized(6)	24.8	24.3	21.1
Net income as a percentage of total assets – Annualized(7)	2.2	2.0	1.7
Solvency ratio (BIS ratio) – Prudential Conglomerate(8)	17.8	16.9	16.6
Non-performing Loans Index (NPL over 90 days)	3.5	3.1	3.7
Non-performing Loans Index (NPL 15-90 days)	2.6	2.5	3.0
Efficiency Ratio (ER)(9)	44.0	47.0	49.2
Risk Adjusted Efficiency Ratio (RAER)(9)	63.0	62.9	68.2

			As of December 31,
	2015	2014	2013
Balance Sheet
Total Assets	1,276,415	1,127,203	1,027,297
Total Loan Portfolio	474,248	452,431	411,702
Total Stockholders’ Equity	114,059	100,617	84,192
Total Stockholders’ Equity attributed to the owners of the parent company	112,252	99,260	83,223

(1)	Dividends and interest on capital – paid/provisioned for (net)/net income of the year.
(2)	Dividends paid per share in the period/price of our preferred share (ITUB4) at final date of the period.
(3)	The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on May 20, 2013, June 05, 2014 and July 17, 2015.
(4)	Total number of outstanding shares (common and preferred shares) multiplied by the average price of the preferred share on the last trading day in the period.
(5)	The US$/R$ exchange rate was R$3,9048 as of December 31,2015, R$2,6562 as of December 31, 2014 and R$2,3426 as of December 31, 2013.
(6)	Annualized Return was calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity attributed to the owners of the parent company excluding quarterly average proposed dividends recorded.
(7)	Annualized Return was computed by dividing Net Income by Average Assets.
(8)	Up to 2014, this ratio was calculated based on the financial conglomerate.
(9)	The Efficiency Ratio and Risk Adjusted Efficiency Ratio are calculated based on managerial information (for more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see Basis of Segment Information Presentation).

Financial performance	A-143

Annual Report 2015

When the real depreciates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, because the cost in reais of the related interest expense increases. At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, due to increased interest income from such assets when translated to reais. When the real appreciates, the effects are the opposite of those described above. Consequently, the management of the gap in foreign currencies can have material effects on our net income. Unless otherwise indicated, the discussion in this section relates to our average interest rates and yields. Interest rates cited are measured in reais and include the effect of the variation of the real against foreign currencies. Please refer to section Our Risk Management, item Risk Factors, Instability of foreign exchange rates may negatively affect us and item Market Risk for further details.

Net income

The following table shows the main components of our net income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

					(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2015	2014	2013	2015-2014		2014-2013
Banking product	92,011	91,657	79,387	354	0.4%	12,270	15.5%
Interest and similar income	147,789	120,115	94,127	27,674	23.0%	25,988	27.6%
Interest and similar expense	(75,064)	(72,977)	(46,361)	(2,087)	2.9%	(26,616)	57.4%
Dividend income	98	215	205	(117)	(54.4)%	10	4.9%
Net gain (loss) from investment securities and derivatives	(11,862)	(724)	(5,924)	(11,138)	1,538.4%	5,200	(87.8)%
Foreign exchange results and exchange variation on transactions	(6,353)	9,644	6,594	(15,997)	(165.9)%	3,050	46.3%
Banking service fees	29,452	26,342	22,712	3,110	11.8%	3,630	16.0%
Income from insurance. private pension and capitalization operations before claim and selling expenses	6,672	6,888	6,639	(216)	(3.1)%	249	3.8%
Other income	1,279	2,154	1,395	(875)	(40.6)%	759	54.4%
Losses on loans and claims	(21,335)	(15,801)	(14,870)	(5,534)	35.0%	(931)	6.3%
Expenses for allowance for loan and lease losses	(24,517)	(18,832)	(17,856)	(5,685)	30.2%	(976)	5.5%
Recovery of loans written off as loss	4,779	5,054	5,061	(275)	(5.4)%	(7)	(0.1)%
Expenses for claims	(1,611)	(2,430)	(3,155)	819	(33.7)%	725	(23.0)%
Recovery of claims under reinsurance	14	407	1,080	(393)	(96.6)%	(673)	(62.3)%
Banking Product net of losses on loans and claims	70,676	75,856	64,517	(5,180)	(6.8)%	11,339	17.6%
Other operating income (expenses)	(52,411)	(47,048)	(43,652)	(5,363)	11.4%	(3,396)	7.8%
General and administrative expenses	(47,626)	(42,550)	(39,914)	(5,076)	11.9%	(2,636)	6.6%
Tax expenses	(5,405)	(5,063)	(4,341)	(342)	6.8%	(722)	16.6%
Share of profit or (loss) of unconsolidated companies	620	565	603	55	9.7%	(38)	(6.3)%
Income before income tax and social contribution	18,265	28,808	20,865	(10,543)	(36.6)%	7,943	38.1%
Current income tax and social contribution	(8,965)	(7,209)	(7,503)	(1,756)	24.4%	294	(3.9)%
Deferred income tax and social contribution	16,856	262	3,160	16,594	6,333.6%	(2,898)	(91.7)%
Net income	26,156	21,861	16,522	4,295	19.6%	5,339	32.3%
Net income attributable to non-controlling interests	416	306	98	110	35.9%	208	212.2%
Net income attributable to owners of the parent company	25,740	21,555	16,424	4,185	19.4%	5,131	31.2%

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

The following table shows the main components of our interest and similar income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

				(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Interest and similar income	2015	2014	2013	2015-2014		2014-2013
Interest on Central Bank compulsory deposits	5,748	5,904	4,314	(156)	(2.6)%	1,590	36.9%
Interest on interbank deposits	1,628	1,286	583	342	26.6%	703	120.6%
Interest on securities purchased under agreements to resell	27,572	17,929	12,630	9,643	53.8%	5,299	42.0%
Interest on financial assets held for trading	19,826	15,128	10,860	4,698	31.1%	4,268	39.3%
Interest on available-for-sale financial assets	8,979	7,272	5,067	1,707	23.5%	2,205	43.5%
Interest on held-to-maturity financial assets	3,758	2,347	486	1,411	60.1%	1,861	382.9%
Interest on loans and leases operations	79,392	69,248	59,546	10,144	14.6%	9,702	16.3%
Other financial assets	886	1,001	641	(115)	(11.5)%	360	56.2%
Total interest and similar income	147,789	120,115	94,127	27,674	23.0%	25,988	27.6%

Financial performance	A-144

Annual Report 2015

In 2015, the 23.0% increase in interest and similar income compared to 2014 was mainly due to increases in interest on loans and leases, in interest on securities purchased under agreements to resell and in interest on financial assets held for trading. The increase of 14.6% in interest on loans and leases is mainly due to the 35.2% growth in our Latin America loan portfolio when compared to the previous year. The increase in interest for trading is related to increases in the cumulative SELIC rate to 13.8% in 2015 from 10.9% in 2014.

In 2014, the 27.6% increase in interest and similar income compared to 2013 was mainly due to increases in interest on loans and leases, in interest on held for trading, available-for-sale and held-to-maturity financial assets, and in interest on compulsory Central Bank deposits. The increases in interest for trading, available-for-sale and held-to-maturity financial assets and on Central Bank compulsory deposits are related to increases in the cumulative SELIC rate to 10.9% in 2014 from 8.3% in 2013. The increase in 2014 of 16.3% in interest on loans and leases compared to 2013 is mainly due to the 9.9% growth in our loan portfolio combined with the growth short-term duration products such as overdrafts and credit cards.

The following table shows the composition of the carrying amount of loan and lease transactions by type which primarily account for the variation between our total loan and lease transactions as of December 31, 2015, December 31, 2014 and December 31, 2013:

	(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Loan and lease operations by type	2015	2014	2013	2015-2014		2014-2013
Individuals	187,220	185,953	167,431	1,267	0.7%	18,522	11.1%
Credit card	58,542	59,321	53,149	(779)	(1.3)%	6,172	11.6%
Personal loans	28,396	27,953	26,635	443	1.6%	1,318	4.9%
Payroll loans	45,434	40,525	22,571	4,909	12.1%	17,954	79.5%
Vehicles	20,058	29,047	40,584	(8,989)	(30.9)%	(11,537)	(28.4)%
Mortgage loans	34,790	29,107	24,492	5,683	19.5%	4,615	18.8%
Corporate	139,989	135,928	121,185	4,061	3.0%	14,743	12.2%
Small and medium businesses	78,576	79,912	81,558	(1,336)	(1.7)%	(1,646)	(2.0)%
Foreign loans – Latin America	68,463	50,638	41,528	17,825	35.2%	9,110	21.9%
Total loan and lease operations	474,248	452,431	411,702	21,816	4.8%	40,729	9.9%

As of December 31, 2015, our total loan portfolio reached R$474,248 million, a 4.8% increase from the previous year, influenced by the increase in the average volumes of loan and lease transactions, mainly due to the increase in the volume of payroll loans, mortgage loans and loans to corporate clients. As of December 31, 2014, our loan portfolio reached R$452,431 million, a 9.9% increase from December 31, 2013.

Since 2011, we have focused on reducing the credit risk of our loan portfolio. As a result, our mortgage, payroll, corporate and Latin America (ex-Brazil) loan portfolios have grown more rapidly, while our vehicle and small companies’ portfolios have decreased. Our mortgage loan portfolio has grown in line with the market and we maintained a conservative approach regarding collateral. The LTV quarterly average (Loan-to-Value: ratio between the loans and the underlying collateral) reached 55.3% in the fourth quarter of 2015. Our payroll loan portfolio has grown more than our personal loan portfolio not only due to the emphasis we have given to it within our branch network but also because of our association with Banco BMG for payroll loan origination. In Latin America, excluding Brazil (i.e., Argentina, Chile, Colombia, Paraguay and Uruguay) our loan portfolio grew 35.2% when compared to December 31, 2014 and 21.9% in December 31, 2014 compared to December 31, 2013, both due to organic growth and the depreciation of the real against the currencies of those countries. For further details please refer to the table above of loan and lease operations by type.

	(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Interest and similar expense	2015	2014	2013	2015-2014		2014-2013
Interest on deposits	(13,587)	(12,064)	(9,802)	(1,523)	12.6%	(2,262)	23.1%
Interest on securities sold under repurchase agreements	(32,879)	(26,771)	(16,865)	(6,108)	22.8%	(9,906)	58.7%
Interbank market debt	(7,970)	(14,404)	(6,245)	6,434	(44.7)%	(8,159)	130.6%
Institutional market debt	(8,030)	(10,695)	(9,971)	2,665	(24.9)%	(724)	7.3%
Financial expense from technical reserves for insurance
	(12,556)	(8,987)	(3,436)	(3,569)	39.7%	(5,551)	161.6%
and private pension plans
Other	(42)	(56)	(42)	14	(25.0)%	(14)	33.3%
Total interest and similar expense	(75,064)	(72,977)	(46,361)	(2,087)	2.9%	(26,616)	57.4%

Financial performance	A-145

Annual Report 2015

The changes in the SELIC rate also affected our total interest expenses. In 2015, the cumulative SELIC rate increased to 13.8% as of December 2015 compared to 10.9% as of December 31, 2014. As of December 31, 2013, the cumulative SELIC rate was 8.3%.

In 2015 and 2014, the increase in the SELIC rate increased our interest expenses for securities sold under repurchase agreements and reserves for insurance and private pension and liabilities for capitalization plans (premium bonds). Please refer to section Performance, item Financial Performance, Liabilities, Funding for further information.

Dividend income totaled R$98 million for the year ended December 31, 2015, compared to R$215 million for the year ended December 31, 2014. This decrease was due to lower income from dividends on investments. For the year ended December 31, 2013, dividend income totaled R$205 million.

Net gain (loss) from investment securities and derivatives totaled a loss of R$11,862 million for the year ended December 31, 2015 compared to a loss of R$724 million in the same period in 2014. For the year ended December 31, 2013, net gain (loss) from investment securities and derivatives totaled a loss of R$5,924 million. These results were mainly due to our risk management strategies, particularly those associated with derivative instruments used to hedge our investments abroad and due to the depreciation of the real against the U.S. dollar during 2015 and 2014.

Foreign exchange results and exchange variation on transactions totaled a loss of R$6,353 million for the year ended December 31, 2015 compared to a gain of R$9,644 million for the year ended December 31, 2014 and a gain of R$6,594 million for the year ended December 31, 2013. The changes were due mainly to the effect from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad.

The following table shows the main components of our non-interest income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Non-interest income	2015	2014	2013	2015-2014		2014-2013
Banking Service Fees	29,452	26,342	22,712	3,110	11.8%	3,630	16.0%
Current account services	8,815	7,725	6,450	1,090	14.1%	1,275	19.8%
Asset management fees	2,932	2,660	2,501	272	10.2%	159	6.4%
Collection commissions	1,250	1,279	1,213	(29)	(2.3)%	66	5.4%
Fees from credit card services	12,722	11,507	9,701	1,215	10.6%	1,806	18.6%
Fees for guarantees issued and credit lines	1,609	1,407	1,240	202	14.4%	167	13.5%
Brokerage commission	248	262	337	(14)	(5.3)%	(75)	(22.3)%
Other	1,876	1,502	1,270	374	24.9%	232	18.3%
Income from insurance, private pension and premium bond operations before claim and selling expenses	6,672	6,888	6,639	(216)	(3.1)%	249	3.8%
Other Income	1,279	2,154	1,395	(875)	(40.6)%	759	54.4%
Total non-interest income	37,403	35,384	30,746	2,019	5.7%	4,638	15.1%

In 2015, our non-interest income amounted to R$37,403 million, representing a growth of 5.7% from the same period in the previous year, mainly due to the growth of 11.8% in banking service fees. In 2014, our non-interest income amounted to R$35,384 million, representing a growth of 15.1% from the same period in the previous year, due to the growth in banking service fees.

Banking service fees refer to the sum of fees from current account services, asset management, collection, credit card services, guarantees issued and credit lines, brokerage commission and other fees. In 2015, the increase in banking service fee revenues was mainly due to: (i) income from fees from credit card services, influenced by higher revenues from interchange, MDR (Merchant Discount Rate) and annual fees, and by the increase in the number of POS equipment rented in the period, and (ii) income from current account services, influenced mainly due to the offering of differentiated products and services. These products include differentiated current account service packages for individuals and the convenience and versatility of products offered to companies. The growth in banking service fees and other fees income is in line with our strategy to diversify our income, mainly to make it less dependent on changes in interest rates. In 2014, the increase in banking service fee revenues was mainly due to: (i) income from fees from credit card services, influenced by the increased revenues from credit card annual fees, increases in sales and an increase in the number of equipment (POS) rented during the period, as well as the acquisition of Credicard, and (ii) income from current account services, influenced by the expansion of our account holder base and the increase in the offering of differentiated products and services.

In 2015, income from insurance, private pension and capitalization operations (premium bonds) before claim and selling expenses decreased R$216 million compared to 2014. The decrease was influenced by the

Financial performance	A-146

Annual Report 2015

decrease of R$1,024 million in reserves for insurance and private pension plans, partially offset by the increase in reinsurance premiums of R$942 million due to the sale of our large risk insurance operations in 2014 and by the increase of R$29 million in revenues from capitalization plans.

In 2014, income from insurance, private pension and capitalization operations (premium bonds) before claim and selling expenses increased R$249 million compared to 2013. The increase was influenced by (i) the lower reinsurance premium of R$492 million due to the sale of our large risk insurance operations in 2014, (ii) the decrease of R$192 million in changes in reserves for insurance and private pension and (iii) by the increase of R$95 million in revenue from capitalization plans. These variations were partially offset by the decrease in income from insurance and private pension, mainly due to the decrease income in VGBL, mandatory insurance for personal injury caused by motor vehicles (DPVAT) and large risk products.

In 2015, other income decreased R$875 million compared to 2014, due primarily to a decrease in gains on the sale of assets held for sale, fixed assets and investments in associates and joint ventures where revenues received in the amount of R$1,151 million from the sale of assets held by Itaú Seguros Soluções Corporativas S.A. (ISSC) were reflected in 2014.

In 2014, other income increased R$759 million compared to 2013, due primarily to revenues received from the sale of assets held by ISSC in the amount of R$1,151 during 2014.

The following chart shows the composition of the banking service fees for years ended December 31, 2015, December 31, 2014 and December 31, 2013:

Below is the composition of our losses on loans and claims for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Losses on loans and claims	2015	2014	2013	2015-2014		2014-2013
Expenses for allowance for loan and lease losses	(24,517)	(18,832)	(17,856)	(5,685)	30.2%	(976)	5.5%
Recovery of loans written-off as loss	4,779	5,054	5,061	(275)	(5.4)%	(7)	(0.1)%
Expenses for claims	(1,611)	(2,430)	(3,155)	819	(33.7)%	725	(23.0)%
Recovery of claims under reinsurance	14	407	1,080	(393)	(96.6)%	(673)	(62.3)%
Total losses on loans and claims	(21,335)	(15,801)	(14,870)	(5,534)	35.0%	(931)	6.3%

Evolution of the expenses for allowance for loan and lease losses

The chart below shows the changes in the components making up our expenses for allowance for loan and lease losses which primarily account for the variation between expenses for allowance for loan and lease losses for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

(1) Includes Payroll Loans.

(2) Includes Credit Card Loans, Mortgage Loans, Vehicles and Latin America Loans.

Financial performance	A-147

Annual Report 2015

For the year ended December 31, 2015, our expenses for allowance for loan and lease losses increased 30.2% compared to the same period in 2014. The growth is mainly due to a more challenging economic environment. Please refer to section Macroeconomic context – item Brazilian context for further details.

For the year ended December 31, 2014, our expenses for allowance for loan and lease losses increased 5.5% compared to the same period in 2013 despite an increase of 9.9% in our loan portfolio in this period. This was the result of our continued application of stricter requirements for granting loans, which has led to higher down payment requirements and shorter financing terms and due to the acquisition of Credicard, which increased our loan portfolio by R$8.2 billion in December 2013.

As of December 31, 2015, the NPL ratio for operations overdue from 15 to 90 days (NPL 15-90) reached 2.6% and NPL ratio for operations overdue for over 90 days (NPL 90) reached 3.5%. The chart below shows the changes in the NPL ratios.

In the year ended December 31, 2015, the recovery of loans written off as losses reached R$4,779 million, representing a decrease of 5.4% compared to the year ended December 31, 2014. In the year ended December 31, 2014, the recovery of loans written off as losses remained relatively stable compared to the year ended December 31, 2013 and reached R$5,054 million, representing a 0.1% decrease.

In 2015, expenses for claims decreased by R$819 million when compared to 2014, mainly due to a decrease in claims of large risk insurance operations due to the sale of the large risk portfolio, in addition to decreasing claims in mandatory insurance for personal injury caused by motor vehicles (Seguro Obrigatório de Danos Pessoais Causados por Veículos Automotores de Via Terrestre, or DPVAT). In the year ended December 31, 2014, expenses for claims decreased by R$725 million, mainly due to a decrease in claims of corporate insurance risks, individual and group accident insurance segments for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Recovery of claims under reinsurance decreased by R$393 million in 2015 from R$407 million for the year ended December 31, 2014 to R$14 million in the year ended December 31, 2015, mainly due to a decrease in the recovery of claims in our segment of large risk insurance products. In the year ended December 31, 2014, recovery of claims under reinsurance decreased R$673 million compared to the year ended December 31, 2013, also mainly due to a decrease in the recovery of claims in our segment of large risk insurance products.

Below is the composition of our general and administrative expenses for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

				(In millions of R$, except percentages)
General and	For the Year Ended
administrative	December 31,			Variation
expenses	2015	2014	2013	2015-2014		2014-2013
Personnel expenses	(19,573)	(17,071)	(15,860)	(2,503)	14.7%	(1,211)	7.6%
Administrative expenses	(15,112)	(14,325)	(13,257)	(787)	5.5%	(1,068)	8.1%
Depreciation	(1,688)	(1,641)	(1,522)	(47)	2.9%	(119)	7.8%
Amortization	(910)	(827)	(808)	(83)	10.0%	(19)	2.4%
Insurance acquisition expenses	(1,138)	(1,214)	(1,147)	76	(6.3)%	(67)	5.8%
Other expenses	(9,205)	(7,472)	(7,320)	(1,733)	23.2%	(152)	2.1%
Total general and administrative expenses	(47,626)	(42,550)	(39,914)	(5,077)	11.9%	(2,636)	6.6%

We kept a tight control on costs and have partially offset the potential rise in costs (brought by the growth of operations, the rise in salaries and benefits due to collective labor agreements and the impact of inflation on our administrative costs) with efficiency gains. Between December 31, 2014, and December 31, 2015, our number of employees decreased 3.1% to 90,320 mainly as a result of our natural turn-over. Between December 31, 2013, and December 31, 2014, our number of employees decreased 2.6% to 93,175. Part of this decrease was due to the sale of our large risk operation in October 2014.

General and administrative expenses increased R$5,077 million, or 11.9%, in 2015 compared to 2014. In 2014, these expenses increased 6.6% compared to 2013.

In 2015, the increase of R$2,503 million in personnel expenses was mainly a result of the increase in expenses related to compensation, defined contribution plan and provision for labor claims. The annual collective labor agreement reached in October 2015, increased compensation by 10.0% starting from September 2015, and impacted the year ended December 31, 2015 compared to the same period of 2014. In 2014, the increase of R$1,211 million in personnel expenses was mainly a result of the increase in expenses related to compensation,

Financial performance	A-148

Annual Report 2015

payroll taxes, benefits and profit sharing. The annual collective labor agreement reached in October 2014, increased compensation by 8.5% starting from September 2014, and impacted the year ended December 31, 2014 compared to the same period of 2013.

In 2015, administrative expenses increased R$787 million, or 5.5%, mainly because of increases in costs related to data processing and telecommunications, advertising, promotions and publications and other expenses. The increase in these expenses was due to the organic growth of our operations and, the effect of inflation on most contracts and costs in the year ended December 31, 2015. In 2014, the administrative expenses increased R$1,068 million, or 8.1%, mainly because of increases in third-party services, data processing and telecommunications, rent, security and financial services.

In 2015, other expenses grew R$1,733 million, or 23.2%, mainly due to the increases of R$724 million in selling expenses related to credit cards, R$390 million in provisions for tax and social security lawsuits and R$361 million in provisions for civil lawsuits. In 2014, other expenses increased R$152 million, or 2.1%, mainly due to the growth in selling expenses related to credit cards which represented R$817 million, partially offset by lower provisions in connection with civil lawsuits, which provisions represented R$566 million in the year ended December 31, 2014.

In the year ended December 31, 2015, tax expenses (ISS, PIS, Cofins and other tax expenses) amounted to R$5,405 million, an increase of R$342 million compared to the year ended December 31, 2014, and growth of R$722 million for the year ended December 31, 2014 compared to the year ended December 31, 2013, reflecting the increase in our banking product (operating revenues).

Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis. Conversely, certain amounts are considered taxable income or deductible expenses in the calculation of our taxes on income but do not affect our income statement. Those items are referred to as “timing differences”. Our total income tax and social contribution includes current income tax and social contribution as well as deferred income tax and social contribution. The former is the tax expense under Brazilian tax laws for the period, and the latter is the tax expense resulting from timing differences.

In the year ended December 31, 2015, income tax and social contribution amounted to a credit of R$7,891 million compared to an expense of R$6,947 million for the year ended December 31, 2014. This decrease was mainly due to the effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/2015 of May 2015 (converted into Law No. 13,169/2015 in October 2015) and to the tax effect on the hedge of our equity investments abroad, as exchange rate variations on such investments are not taxable but the hedge of such investments is taxable. In the year ended December 31, 2014, income tax and social contribution amounted to R$4,343 million, representing an increase of R$2,604 million compared to the year ended December 31, 2013.

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

The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier l Capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of Tier 1 Capital, we calculated the Return on Economic Allocated Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

The Efficiency Ratio and Risk Adjusted Efficiency Ratio are calculated based on managerial information, as presented below:

Efficiency Ratio =	Non-Interest Expenses(1)
(Banking Product(2)-Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Risk Adjusted	Non-Interest Expenses(1)+Result from Loan Losses
Efficiency Ratio =	(Banking Product(2)-Tax Expenses for ISS,PIS,Cofins and Other Taxes)

(1)	For the calculation of Efficiency and Risk Adjusted Efficiency Ratios, Non-Interest Expenses consider Personnel Expenses, Administrative Expenses, Operating Expenses and Other Expenses.
(2)	For the calculation of Efficiency and Risk Adjusted Efficiency Ratios, Banking Product is net of Insurance Selling Expenses and Retained Claims.

Financial performance	A-149

Annual Report 2015

The Efficiency Ratio and Risk Efficiency Ratio are non-GAAP measures and we disclose them herein as we consider them to be an important measure to understand how we manage our overhead costs. We disclose this measure to the market on a quarterly basis.

Low efficiency ratios indicate a better performance, since this ratio measures the proportion of expenses over revenues. The risk-adjusted efficiency ratio includes the risk portions associated with banking transactions (result of the allowance for loan and lease losses and recovery of loans written off as losses).

As from the first quarter of 2015, we changed the presentation of our segments in order to reflect the bank’s current organizational structure. We applied the same changes to 2014 and 2013 in order to allow comparability. Information is reported with respect to the following segments: (i) Retail Banking, (ii) Wholesale Banking and (iii) Activities with the Market and Corporation. The Retail Banking segment now covers the former segments Commercial Banking – Retail and Consumer Credit – Retail, with the transfer of operations from the Private Banking and Latin America (excluding Brazil) units, which were previously allocated to the Commercial Banking – Retail segment, to the Wholesale Banking segment. These changes are reflected in the presentation of information set out below with respect to periods that were previously reported using the prior business segment categories.

It is important to note that the change in the segments is not reflected in the annual report as of and for the year ended December 31, 2014 or any prior periods.

The current operational and reporting segments are described below:

•	Retail Banking: The result of the Retail Banking segment derives from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and very small and small companies. This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú BMG Consignado.
•	Wholesale Banking: The result of the Wholesale Banking segment derives from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units (excluding Brazil), and the activities of Itaú BBA, the unit in charge of commercial operations with large companies as well as performing as an investment banking unit.
•	Activities with the Market and Corporation: This segment records the results derived from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

We present below a summary of the results from our operating segments for 2015. Similar information for 2014 and 2013 is included in the audited consolidated financial statements, in Note 34 regarding segment information in section Performance, items Consolidated Financial Statements (IFRS). The following discussion should be read in conjunction with our audited consolidated financial statements, especially Note 34 regarding segment information in section Performance, item Consolidated Financial Statements (IFRS). The adjustments column shown in the Note 34 presents effects of the differences between the segmented results (substantially in line with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our consolidated financial statements in IFRS.

	(In millions of R$)
			Activities with
Consolidated Statement of Income from		Wholesale	the Market +	ITAÚ
January 1 to December 31, 2015	Retail Banking	Banking	Corporation	UNIBANCO	Adjustments	IFRS consolidated
Banking product	70,495	25,774	7,641	103,910	(11,899)	92,011
Net interest(1)	40,997	18,047	7,513	66,557	(11,949)	54,608
Revenue from services	21,159	7,282	59	28,500	952	29,452
Income related to insurance, private pension and capitalization operations before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other revenues	-	-	-	-	1,279	1,279
Losses on loans and claims	(13,893)	(5,931)	98	(19,726)	(1,609)	(21,335)
Expenses for allowance for loan and lease losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Recovery of credits written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims/recovery of claims under reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Banking product net of losses on loans and claims	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses(2)	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS and COFINS and other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Net income	13,073	6,022	4,737	23,832	1,908	25,740
(1)	Includes net interest and similar income and expenses of R$72,725 dividend income of R$98, net gain (loss) on investment securities and derivatives of R$(11,862) and results from foreign exchange results and exchange variation of transactions abroad of R$(6,353).
(2)	Refers to general and administrative expenses including depreciation expenses of R$1,688, amortization expenses of R$910 and insurance acquisition expenses of R$1,138.

Financial performance	A-150

Annual Report 2015

Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension and premium bonds transactions are divided between revenues earned in Brazil and abroad. The following information is presented in IFRS, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2015, 2014 and 2013:

	(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Revenues from operations in Brazil and abroad	2015	2014	2013	2015-2014		2014-2013
Income Related to Financial Operations(1)	129,672	129,250	95,002	422	0.3%	34,248	36.0%
Brazil	117,140	118,946	86,481	(1,806)	(1.5)%	32,465	37.5%
Abroad	12,532	10,304	8,521	2,228	21.6%	1,783	20.9%
Banking Service Fees	29,452	26,342	22,712	3,110	11.8%	3,630	16.0%
Brazil	27,072	24,550	21,140	2,522	10.3%	3,410	16.1%
Abroad	2,380	1,792	1,572	588	32.8%	220	14.0%
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,672	6,888	6,639	(216)	(3.1)%	249	3.8%
Brazil	6,570	6,834	6,568	(264)	(3.9)%	266	4.0%
Abroad	102	54	71	48	88.9%	(17)	(23.9)%
(1)	Includes interest and similar income. dividend income, net gain (loss) on investment securities and derivatives. and foreign exchange results and exchange variation on transactions.

Retail Banking

The following table sets forth the consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2015, 2014 and 2013:

	(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2015	2014	2013	2015-2014		2014-2013
Banking product	70,495	65,516	57,504	4,979	7.6%	8,012	13.9%
Interest margin	40,997	37,880	32,932	3,117	8.2%	4,948	15.0%
Banking service fees	21,159	19,234	16,437	1,925	10.0%	2,797	17.0%
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,339	8,402	8,135	(63)	(0.7)%	267	3.3%
Losses on loans and claims	(13,893)	(11,840)	(13,471)	(2,053)	17.3%	1,631	(12.1)%
Expenses for allowance for loan and lease losses	(16,232)	(14,503)	(16,270)	(1,729)	11.9%	1,767	(10.9)%
Recovery of loans written-off as losses	3,886	4,642	4,837	(756)	(16.3)%	(195)	(4.0)%
Expenses for claims/Recovery of claims under reinsurance	(1,547)	(1,979)	(2,038)	432	(21.8)%	59	(2.9)%
Banking product net of losses on loans and claims	56,602	53,676	44,033	2,926	5.5%	9,643	21.9%
Other operating income (expenses)	(35,924)	(34,200)	(31,288)	(1,724)	5.0%	(2,912)	9.3%
Non-interest expenses	(31,547)	(30,243)	(27,698)	(1,304)	4.3%	(2,545)	9.2%
Tax expenses for ISS, PIS and COFINS and other	(4,377)	(3,957)	(3,590)	(420)	10.6%	(367)	10.2%
Income before income tax and social contribution	20,678	19,476	12,745	1,202	6.2%	6,731	52.8%
Income tax and social contribution	(7,263)	(6,761)	(4,189)	(502)	7.4%	(2,572)	61.4%
Non-controlling interest in subsidiaries	(342)	(305)	(125)	(37)	12.1%	(180)	144.0%
Net income	13,073	12,410	8,431	663	5.3%	3,979	47.2%
Performance measures
Efficiency ratio	48.0%	49.8%	51.4%
Risk adjusted efficiency ratio	67.4%	66.7%	76.4%
Balance sheet information
Loan, lease and other credit transactions	222,774	226,239	205,586
Total assets	873,202	811,185	798,550

Financial performance	A-151

Annual Report 2015

Net income for the Retail Banking segment increased 5.3% in the year ended December 31, 2015 from the same period of 2014, mainly due to the positive impact of R$3,117 million increase in interest margin and of R$1,925 million increase in banking service fees with higher revenues from current account services and credit cards.

On the other hand, with a negative impact on the net income, losses on loans and claims increased 17.3% from the same period of 2014, mainly due to higher expenses for allowance for loan and lease losses for individuals and small and very small companies due to a more challenging economic environment. Non-interest expenses increased 4.3%, with an increase in personnel expenses, which were affected by the collective labor agreements reached in 2014 and 2015.

Net income for the Retail Banking segment increased 47.2% in the year ended December 31, 2014 from the same period of 2013, mainly due to the positive impact of a 15.0% increase in interest margin and a 17.0% increase in banking service fees with higher revenues from current account services, credit card, consortia and collection services. These impacts are mainly influenced by the migration of the middle market companies from the Wholesale Banking segment. Furthermore, losses on loans and claims decreased R$1,631 million or 12.1% from 2013, despite the 10.0% growth on loan, lease and other credit transactions balance mainly due to the change in the credit profile of our portfolio during 2014.

On the other hand, with a negative impact on net income, non-interest expenses increased 9.2%. This increase was also a consequence of the above-mentioned reclassification along with a higher volume of transactions (as a result of a growth in our banking operations), and an increase in personnel expenses, which were affected by the collective labor agreements reached in 2013 and 2014.

Wholesale Banking

The following table sets forth the consolidated statement of income with respect to our Wholesale Banking segment for the years ended December 31, 2015, 2014 and 2013:

	(In millions of R$. except percentages)
	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2015	2014	2013	2015-2014		2014-2013
Banking Product	25,774	20,408	17,032	5,366	26.3%	3,376	19.8%
Interest margin	18,047	13,685	11,097	4,362	31.9%	2,588	23.3%
Banking service fees	7,282	6,321	5,495	961	15.2%	826	15.0%
Income from insurance, private pension and capitalization operations before claim and selling expenses	445	402	440	43	10.7%	(38)	(8.6)%
Losses on loans and claims	(5,931)	(3,202)	(1,807)	(2,729)	85.2%	(1,395)	77.2%
Expenses for allowance for loan and lease losses	(6,764)	(3,565)	(2,008)	(3,199)	89.7%	(1,557)	77.5%
Recovery of loans written-off as losses	883	407	248	476	117.0%	159	64.1%
Expenses for claims/Recovery of claims under reinsurance	(50)	(44)	(47)	(6)	13.6%	3	(6.4)%
Banking product net of losses on loans and claims	19,843	17,206	15,225	2,637	15.3%	1,981	13.0%
Other operating income (expenses)	(11,130)	(9,150)	(8,700)	(1,980)	21.6%	(450)	5.2%
Non-interest expenses	(9,877)	(8,158)	(7,839)	(1,719)	21.1%	(319)	4.1%
Tax expenses for ISS, PIS and COFINS and other	(1,253)	(992)	(861)	(261)	26.3%	(131)	15.2%
Income before income tax and social contribution	8,713	8,056	6,525	657	8.2%	1,531	23.5%
Income tax and social contribution	(2,691)	(2,591)	(2,215)	(100)	3.9%	(376)	17.0%
Net income	6,022	5,465	4,310	557	10.2%	1,155	26.8%
Performance measures
Efficiency ratio	40.4%	42.1%	48.5%
Risk adjusted efficiency ratio	64.4%	58.4%	59.6%
Balance sheet information
Loan, lease and other credit transactions	251,056	221,950	201,688
Total assets	547,236	436,872	355,632

Financial performance	A-152

Annual Report 2015

In 2015, net income for our Wholesale Banking segment increased 10.2% from the previous year. Our banking product increased 26.3% as the interest margin and the banking service fees were 31.9% and 15.2% higher than in 2014. The increase in our corporate loan portfolio during 2015 contributed to the improvement in the interest margin for the period when compared to the interest margin for 2014.

Losses on loans and claims increased 85.2%, mainly due to the increase in expenses for allowance for loan losses for companies of the corporate segment in 2015. The increase of 117.0 % in recovery of loans written-off as losses compared to 2014 was mainly driven by the restructuring with respect to amounts owed by a specific client of the corporate segment. Also, the non-interest expenses increased 21.1%, having a negative impact on net income.

In 2014, net income for our Wholesale Banking segment increased 26.8% from the previous year, mainly due to higher interest margin, which increased 23.3% from 2013. Banking services fees increased 15.0% from 2013 on higher revenues from Merger and Acquisitions and Fixed Income operations.

Our expenses for allowance for loan and lease losses increased R$1,557 million in 2014 compared to 2013. Non-interest expenses increased 4.1% in 2014 compared to 2013, less than the Brazilian Inflation rate (IPCA) which was 6.41% in 2014.

Activities with the Market and Corporation

The following table sets forth the consolidated statement of income with respect to our Activities with the Market and Corporation segment for the years ended December 31, 2015, 2014 and 2013:

	(In millions of R$, except percentages)
	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2015	2014	2013	2015-2014		2014-2013
Banking product	7,641	3,916	3,940	3,725	95.1%	(24)	(0.6)%
Interest margin	7,513	3,590	3,608	3,923	109.3%	(18)	(0.5)%
Banking service fees	59	222	216	(163)	(73.4)%	6	2.8%
Income from insurance, private pension and capitalization operations before claim and selling expenses	69	104	116	(35)	(33.7)%	(12)	(10.3)%
Losses on loans and claims	98	(3)	(332)	101	(3,366.7)%	329	(99.1)%
Expenses for allowance for loan and lease losses	98	(3)	(302)	101	(3,366.7)%	299	(99.0)%
Recovery of loans written-off as losses	-	-	(40)	-	-	40	(100.0)%
Expenses for claims/Recovery of claims under reinsurance	-	-	10	-	-	(10)	(100.0)%
Banking product net of losses on loans and claims	7,739	3,913	3,608	3,826	97.8%	305	8.5%
Other operating income (expenses)	(1,948)	(1,089)	(282)	(859)	78.9%	(807)	286.2%
Non-interest expenses	(1,522)	(1,182)	(450)	(340)	28.8%	(732)	162.7%
Tax expenses for ISS, PIS and COFINS and other	(426)	93	168	(519)	(558.1)%	(75)	(44.6)%
Income before income tax and social contribution	5,791	2,824	3,326	2,967	105.1%	(502)	(15.1)%
Income tax and social contribution	(1,040)	(74)	(219)	(966)	1,305.4%	145	(66.2)%
Non-controlling interest in subsidiaries	(14)	(6)	(12)	(8)	133.3%	6	(50.0)%
Net income	4,737	2,744	3,095	1,993	72.6%	(351)	(11.3)%
Performance measures
Efficiency ratio	21.0%	29.5%	21.0%
Risk adjusted efficiency ratio	19.7%	29.5%	19.7%
Balance sheet information
Loan, lease and other credit transactions	-	3,572	4,966
Total assets	127,716	107,174	116,625

Financial performance	A-153

Annual Report 2015

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

In 2015, net income from Activities with the Market and Corporation increased 72.6% from the previous year. With positive effects on our net income, interest margin increased R$3,923 million or 109.3% (mainly due to higher results on our treasury transactions undertaken for purposes of asset and liability management and proprietary portfolio management). Non-interest expenses increased 28.8% in 2015 when compared to 2014.

In 2014, net income from Activities with the Market and Corporation decreased 11.3% from the previous year. Having a negative effect on net income, non-interest expenses increased 162.7% in 2014 when compared to 2013, mainly due to pre-operational costs of our new data center. Banking Product decreased R$24 million or 0.6%, mainly due to lower results with respect to our treasury transactions undertaken for purposes of asset and liability management and proprietary portfolio management.

Changes in Cash Flows

The following table sets forth the main variations in our cash flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	(In millions of R$)
	For the Year Ended December 31,
Changes in Cash Flows	2015	2014	2013
Net cash provided (used in) by operating activities	(34,459)	89,726	32,530
Net cash provided (used in) by investing activities	(361)	2,676	(14,500)
Net cash (used in) financing activities	(8,529)	(21,688)	(10,606)
Net increase (decrease) in cash and cash equivalents	(43,350)	70,714	7,425

In 2015, our net decrease of R$43,350 million in cash and cash equivalents was attributed to the use of R$34,459 million in net cash provided by operating activities, by R$361 million in investing activities and by R$8,529 million in financing activities.

Operating Activities

In 2015, net cash used in operating activities was R$34,459 million due to increases in financial assets held for trading, loan operations (as a result of the credit portfolio increases) and securities purchased under agreements to resell. In 2014, the changes in cash flows from operating activities resulted from a decrease in financial assets held for trading and an increase in deposits received under securities repurchase agreements, partially offset by increases in loan operations. In 2013, the changes in cash flows from operating activities resulted primarily from an increase in funds from interbank markets offset by our loan operations. Management believes cash flows from operations, available cash balances and funds from interbank markets will be sufficient to fund our operating liquidity needs.

Investing Activities

The investing activities include available-for-sale assets, held to maturity assets, other receivables and investment securities. In 2015, the purchase of available-for-sale assets and purchase of held-to-maturity financial assets were the main cause for the outflows in our cash flow from investing activities. In 2014, the sale of large risk insurance operations and the sale of available-for-sale assets was the main cause for the inflows in our cash flow from investing activities, offset by cash paid for the purchase of available-for-sale assets. In 2013, the Credicard acquisition and the increase in purchase of available-for-sale assets were the main reason for the outflows in our cash flow from investing activities, offset by cash received from sale of available-for-sale assets.

Financing Activities

In 2015, 2014 and 2013, the changes in cash flows from financing activities were primarily a result of an increase in redemptions of our subordinated debt in institutional markets. Furthermore, we paid dividends and interest on capital paid in the amount of R$7,008 million, R$6,319 million and R$5,369 million in 2015, 2014 and 2013, respectively. In 2015, we purchased an amount of R$3,324 million in treasury shares, which generated a cash outflow of the same amount.

Liquidity and Capital Resources

Our board of directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

Financial performance	A-154

Annual Report 2015

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, United Kingdon and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels.

CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2015, 2014 and 2013:

	(In millions of R$)
				2015
	As of December 31,			Average
Cash in Cash Flows	2015	2014	2013	Balance(1)
Cash and deposits on demand	18,544	17,527	16,576	18,180
Funded positions of securities purchased under agreements to resell(2)	72,091	74,275	23,979	56,045
Unencumbered government securities	65,965	45,587	50,573	56,052
Operational reserve	156,600	137,389	91,128	130,277
(1)	Average calculated based on interim financial statements.
(2)	Net of R$9,461 (R$5,945 at 12/31/2014 and R$3,333 at 12/31/2013), which securities are restricted to guarantee transactions at BM&FBovespa and the Central Bank.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available, sufficient to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

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

Financial performance	A-155

Annual Report 2015

The following table sets forth our average deposits and borrowings for the years ended December 31, 2015, 2014 and 2013:

	(In millions of R$, except percentages)
	For the Year Ended December 31,
Average deposits and borrowings	2015		2014		2013
	Average		Average		Average
	balance	% of total	balance	% of total	balance	% of total
Interest-bearing liabilities	875,904	81.2	793,069	82.4	738,535	83.4
Interest-bearing deposits	236,314	21.9	233,999	24.3	209,347	23.6
Savings deposits	114,500	10.6	111,473	11.6	92,964	10.5
Interbank deposits	19,633	1.8	6,131	0.6	7,446	0.8
Time deposits	102,182	9.5	116,395	12.1	108,937	12.3
Securities sold under repurchase agreements	297,509	27.6	266,527	27.7	256,025	28.9
Interbank market debt and Institutional market debt	219,463	20.3	183,981	19.1	174,834	19.7
Interbank market debt	134,637	12.5	113,522	11.8	104,002	11.7
Institutional market debt	84,826	7.9	70,459	7.3	70,832	8.0
Reserves for insurance private pension and liabilities for capitalization plans	121,856	11.3	107,880	11.2	97,818	11.0
Other Interest-bearing liabilities	761	0.1	682	0.1	511	0.1
Non-interest-bearing liabilities	203,377	18.8	169,247	17.6	147,338	16.6
Non-interest bearing deposits	54,148	5.0	43,840	4.6	36,726	4.1
Derivatives	29,488	2.7	13,107	1.4	10,355	1.2
Other non-interest bearing liabilities	119,740	11.1	112,300	11.7	100,257	11.3
Total	1,079,280	100.0	962,316	100.0	885,873	100.0

Our principal sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 17 – Deposits for further details about funding.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2015, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

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

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. In addition, there is a certain seasonality at the end of the year in our pension plan business, when the thirteenth salary are paid. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

Information on trends

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment (please refer to section Context, item Macroeconomic Context, Brazilian Context and section Our Risk Management, item Risk Factors, Macroeconomic Risks for further details);
•	legal and regulatory developments (please refer to section Context, item Macroeconomic Context, Brazilian Context and section Our Risk Management, item Risk Factors, Legal and Regulatory Risks for further details);

Financial performance	A-156

Annual Report 2015

•	the effects of any ongoing international financial turmoil, including on the liquidity and capital required (please refer to section Context, item Macroeconomic Context, Global Context and section Our Risk Management, item Risk Factors, Macroeconomic Risks for further details);
•	the inflation effects on the result of our operations (please refer to section Context, item Macroeconomic Context, Brazilian Context and section Our Risk Management, item Risk Factors, Macroeconomic Risks, Inflation and fluctuations in interest rates may have a material adverse effect on us for further details);
•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please refer to section Performance, item Financial Performance, Results Our Risk Management, item Risk Factors, Macroeconomic Risks, for further details); and
•	any acquisitions we may make in the future (please refer to Our Risk Management, item Risk Factors, The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us).

As part of our strategy, we continue to review growth opportunities, both in Brazil and outside of Brazil. Additionally, please refer to section Our Risk Management, item Risk Factors for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

Financial performance	A-157

Consolidated Financial Statements (IFRS)

The following financial statements, together with the report of the independent auditor, are part of this annual report:

Annual Report 2015

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, concluded that the changes that occurred during the year ended December 31, 2015 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Roberto Egydio Setubal	/s/ Eduardo Mazzilli de Vassimon
Roberto Egydio Setubal	Eduardo Mazzilli de Vassimon
Chief Executive Officer	Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 29, 2016

Performance	F-1

Annual Report 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries (“Itaú Unibanco Holding”) at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Itaú Unibanco Holding maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Itaú Unibanco Holding’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Itaú Unibanco Holding’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Performance	F-2

Annual Report 2015

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

São Paulo, Brazil

April 29, 2016

Performance	F-3

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2015	12/31/2014
Cash and deposits on demand	4	18,544	17,527
Central Bank compulsory deposits	5	66,556	63,106
Interbank deposits	6	30,525	23,081
Securities purchased under agreements to resell	6	254,404	208,918
Financial assets held for trading	7a	164,311	132,944
Pledged as collateral		11,008	37,366
Other		153,303	95,578
Financial assets designated at fair value through profit or loss	7b	642	733
Derivatives	8 and 9	26,755	14,156
Available-for-sale financial assets	10	86,045	78,360
Pledged as collateral		16,706	22,250
Other		69,339	56,110
Held-to-maturity financial assets	11	42,185	34,434
Pledged as collateral		9,460	6,102
Other		32,725	28,332
Loan operations and lease operations portfolio, net	12	447,404	430,039
Loan operations and lease operations portfolio		474,248	452,431
(-) Allowance for loan and lease losses		(26,844)	(22,392)
Other financial assets	20a	53,506	53,649
Investments in associates and joint ventures	13	4,399	4,090
Goodwill	3a	2,057	1,961
Fixed assets, net	15	8,541	8,711
Intangible assets, net	16	6,295	6,134
Tax assets		52,149	35,243
Income tax and social contribution - current		2,088	3,329
Income tax and social contribution - deferred	27b	47,453	31,129
Other		2,608	785
Assets held for sale	36	486	196
Other assets	20a	11,611	13,921
Total assets		1,276,415	1,127,203

The accompanying notes are an integral part of these consolidated financial statements.

Performance	F-4

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2015	12/31/2014
Deposits	17	292,610	294,773
Securities sold under repurchase agreements	19a	336,643	288,683
Financial liabilities held for trading	18	412	520
Derivatives	8 and 9	31,071	17,350
Interbank market debt	19a	156,886	122,586
Institutional market debt	19b	93,918	73,242
Other financial liabilities	20b	68,715	71,492
Reserves for insurance and private pension	30c II	129,305	109,778
Liabilities for capitalization plans		3,044	3,010
Provisions	32	18,994	17,027
Tax liabilities		4,971	4,465
Income tax and social contribution - current		2,364	2,835
Income tax and social contribution - deferred	27b II	370	201
Other		2,237	1,429
Other liabilities	20b	25,787	23,660
Total liabilities		1,162,356	1,026,586
Capital	21a	85,148	75,000
Treasury shares	21a	(4,353)	(1,328)
Additional paid-in capital	21c	1,733	1,508
Appropriated reserves	21d	10,067	8,210
Unappropriated reserves	21e	20,947	16,301
Cumulative other comprehensive income		(1,290)	(431)
Total stockholders’ equity attributed to the owners of the parent company		112,252	99,260
Non-controlling interests		1,807	1,357
Total stockholders’ equity		114,059	100,617
Total liabilities and stockholders' equity		1,276,415	1,127,203

The accompanying notes are an integral part of these consolidated financial statements.

Performance	F-5

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2014	12/31/2013
Banking product		92,011	91,657	79,387
Interest and similar income	23a	147,789	120,115	94,127
Interest and similar expense	23b	(75,064)	(72,977)	(46,361)
Dividend income		98	215	205
Net gain (loss) on investment securities and derivatives	23c	(11,862)	(724)	(5,924)
Foreign exchange results and exchange variations on transactions		(6,353)	9,644	6,594
Banking service fees	24	29,452	26,342	22,712
Income related to insurance, private pension and capitalization operations before claim and selling expenses		6,672	6,888	6,639
Income related to insurance and private pension	30b III	22,634	22,797	23,327
Reinsurance Premiums	30b III	(89)	(1,031)	(1,523)
Change in reserves for insurance and private pension		(16,460)	(15,436)	(15,628)
Revenue from capitalization plans		587	558	463
Other income	25	1,279	2,154	1,395
Losses on loans and claims		(21,335)	(15,801)	(14,870)
Expenses for allowance for loan and lease losses	12b	(24,517)	(18,832)	(17,856)
Recovery of loans written-off as loss		4,779	5,054	5,061
Expenses for claims		(1,611)	(2,430)	(3,155)
Recovery of claims under reinsurance		14	407	1,080
Banking product net of losses on loans and claims		70,676	75,856	64,517
Other operating income (expenses)		(52,411)	(47,048)	(43,652)
General and administrative expenses	26	(47,626)	(42,550)	(39,914)
Tax expenses		(5,405)	(5,063)	(4,341)
Share of profit or (loss) in associates and joint ventures	13	620	565	603
Income before income tax and social contribution	27	18,265	28,808	20,865
Current income tax and social contribution		(8,965)	(7,209)	(7,503)
Deferred income tax and social contribution		16,856	262	3,160
Net income		26,156	21,861	16,522
Net income attributable to owners of the parent company	28	25,740	21,555	16,424
Net income attributable to non-controlling interests		416	306	98
Earnings per share - basic	28
Common		4.30	3.58	2.73
Preferred		4.30	3.58	2.73
Earnings per share - diluted	28
Common		4.28	3.56	2.72
Preferred		4.28	3.56	2.72
Weighted average number of shares outstanding - basic	28
Common		3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,935,346,437	2,969,406,420	2,961,435,158
Weighted average number of shares outstanding - diluted	28
Common		3,047,037,403	3,047,037,403	3,047,037,403
Preferred		2,969,647,577	3,001,704,485	2,986,498,093

The accompanying notes are an integral part of these consolidated financial statements.

Performance	F-6

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2014	12/31/2013
Net income		26,156	21,861	16,522
Available-for-sale financial assets		(2,171)	583	(3,187)
Change in fair value		(6,518)	20	(6,166)
Income tax effect		2,659	14	2,476
(Gains) / losses transferred to income statement	23c	2,812	915	839
Income tax effect		(1,124)	(366)	(336)
Hedge		(1,739)	(143)	(317)
Cash flow hedge	9	1,148	336	312
Change in fair value		2,104	644	541
Income tax effect		(956)	(308)	(229)
Hedge of net investment in foreign operation	9	(2,887)	(479)	(629)
Change in fair value		(5,134)	(830)	(1,049)
Income tax effect		2,247	351	420
Remeasurements of liabilities for post-employment benefits (*)		(48)	202	(379)
Remeasurements	29	(68)	332	(633)
Income tax effect		20	(130)	254
Foreign exchange differences on foreign investments		3,099	440	635
Total comprehensive income		25,297	22,943	13,274
Comprehensive income attributable to non-controlling interests		416	306	98
Comprehensive income attributable to the owners of the parent company		24,881	22,637	13,176

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Performance	F-7

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2015, 2014 and 2013

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income				Total
											stockholders’	Total
									Cumulative		equity –	stockholders’
			Additional					Remeasurements of	translation	Gains and	owners of the	equity – non-
		Treasury	paid-in	Appropriated	Unappropriated	Retained	Available	liabilities of post-	adjustments	losses –	parent	controlling
	Capital	shares	capital	reserves	reserves	earnings	for sale (1)	employment benefits	abroad	hedge (2)	company	interests	Total
Balance at 01/01/2013	45,000	(1,523)	888	22,423	7,379	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	15,000	(331)	96	(12,404)	-	(5,842)	-	-	-	-	(3,481)	775	(2,706)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options - exercised options	-	(331)	96	-	-	-	-	-	-	-	(235)	-	(235)
Granting of stock options – exercised options	-	331	(116)	-	-	-	-	-	-	-	215	-	215
Acquisition of treasury shares (Note 21a)	-	(662)	-	-	-	-	-	-	-	-	(662)	-	(662)
Granted options recognized	-	-	212	-	-	-	-	-	-	-	212	-	212
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	812	812
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,596	-	(5,842)	-	-	-	-	(3,246)	(37)	(3,283)
Dividends / Interest on capital paid in 2013 - Year 2012 - Special profit reserve	-	-	-	(1,730)	-	-	-	-	-	-	(1,730)	-	(1,730)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(640)	-	-	-	-	-	-	(640)	-	(640)
Other	-	-	-	-	(4)	-	-	-	-	-	(4)	-	(4)
Total comprehensive income	-	-	-	-	-	16,424	(3,187)	(379)	635	(317)	13,176	98	13,274
Net income	-	-	-	-	-	16,424	-	-	-	-	16,424	98	16,522
Other comprehensive income for the period	-	-	-	-	-	-	(3,187)	(379)	635	(317)	(3,248)	-	(3,248)
Appropriations:
Legal reserve	-	-	-	583	-	(583)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,236	4,763	(9,999)	-	-	-	-	-	-	-
Balance at 12/31/2013	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Change in the period	15,000	(331)	96	(8,955)	4,759	-	(3,187)	(379)	635	(317)	7,321	873	8,194
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	15,000	526	524	(12,053)	-	(7,344)	-	-	-	-	(3,347)	82	(3,265)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	526	223	-	-	-	-	-	-	-	749	-	749
Granting of stock options – exercised options	-	561	(26)	-	-	-	-	-	-	-	535	-	535
Acquisition of treasury shares (Note 21a)	-	(35)	-	-	-	-	-	-	-	-	(35)	-	(35)
Granted options recognized	-	-	249	-	-	-	-	-	-	-	249	-	249
Share-based payment – variable compensation	-	-	301	-	-	-	-	-	-	-	301	-	301
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	167	167
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	2,947	-	(7,344)	-	-	-	-	(4,397)	(85)	(4,482)
Dividends / Interest on capital paid in 2014 - Year 2013 - Special profit reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	(17)	-	-	-	-	-	-	(17)	-	(17)
Total comprehensive income	-	-	-	-	-	21,555	583	202	440	(143)	22,637	306	22,943
Net income	-	-	-	-	-	21,555	-	-	-	-	21,555	306	21,861
Other comprehensive income for the period	-	-	-	-	-	-	583	202	440	(143)	1,082	-	1,082
Appropriations:
Legal reserve	-	-	-	870	-	(870)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	9,178	4,163	(13,341)	-	-	-	-	-	-	-
Balance at 12/31/2014	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Change in the period	15,000	526	524	(5,258)	4,163	-	583	202	440	(143)	16,037	388	16,425
Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(3,025)	225	(7,445)	-	(8,207)	-	-	-	-	(8,304)	34	(8,270)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	(3,025)	101	-	-	-	-	-	-	-	(2,924)	-	(2,924)
Granting of stock options – exercised options	-	299	45	-	-	-	-	-	-	-	344	-	344
Acquisition of treasury shares (Note 21a)	-	(3,324)	-	-	-	-	-	-	-	-	(3,324)	-	(3,324)
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	124	-	-	-	-	-	-	-	124	-	124
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	276	276
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,703	-	(8,207)	-	-	-	-	(5,504)	(242)	(5,746)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)		-	-	-	-	-	(639)	-	(639)
Other	-	-	-	-	(10)	-	-	-	-	-	(10)	-	(10)
Total comprehensive income	-	-	-	-	-	25,740	(2,171)	(48)	3,099	(1,739)	24,881	416	25,297
Net income	-	-	-	-	-	25,740	-	-	-	-	25,740	416	26,156
Other comprehensive income for the period	-	-	-	-	-	-	(2,171)	(48)	3,099	(1,739)	(859)	-	(859)
Appropriations:
Legal reserve	-	-	-	1,054	-	(1,054)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	11,823	4,656	(16,479)	-	-	-	-	-	-	-
Balance at 12/31/2015	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Change in the period	10,148	(3,025)	225	1,857	4,646	-	(2,171)	(48)	3,099	(1,739)	12,992	450	13,442

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Performance	F-8

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2014	12/31/2013
Adjusted net income		56,881	58,231	47,706
Net income		26,156	21,861	16,522
Adjustments to net income:		30,725	36,370	31,184
Granted options recognized and share-based payment – variable compensation		180	550	212
Effects of changes in exchange rates on cash and cash equivalents		(9,681)	1,186	(2,590)
Expenses for allowance for loan and lease losses	12b	24,517	18,832	17,856
Interest and foreign exchange expense from operations with subordinated debt		15,409	7,879	4,940
Interest expense from operations with debentures		-	-	41
Change in reserves for insurance and private pension		16,460	15,436	15,628
Revenue from capitalization plans		(587)	(558)	(463)
Depreciation and amortization	15 and 16	2,828	2,544	2,333
Interest expense from provision for contingent and legal liabilities		1,479	1,019	801
Provision for contingent and legal liabilities		3,948	3,380	4,534
Interest income related to escrow deposits		(285)	(377)	(265)
Deferred taxes (excluding hedge tax effects)	27b	(1,869)	(262)	(3,160)
Share of profit or (loss) in associates and joint ventures		(620)	(565)	(603)
(Gain) loss on available-for-sale securities	23c	2,812	915	839
Interest and foreign exchange income related to available-for-sale financial assets		(16,941)	(9,012)	(8,482)
Interest and foreign exchange income related to held-to-maturity financial assets		(6,821)	(3,517)	(544)
(Gain) loss on sale of assets held for sale	25 and 26	36	35	1
(Gain) loss on sale of investments	25 and 26	43	14	(10)
(Gain) loss on sale of fixed assets	25 and 26	11	41	10
(Gain) loss from sale of investment of ISSC	3c	-	(1,151)	-
Other		(194)	(19)	107
Change in assets and liabilities (*)		(91,340)	31,495	(15,176)
(Increase) decrease in assets		(149,459)	8,195	(48,638)
Interbank deposits		3,308	12,099	520
Securities purchased under agreements to resell		(88,250)	11,327	27,601
Compulsory deposits with the Central Bank of Brazil		(2,762)	13,893	(13,180)
Financial assets held for trading		(31,056)	26,073	(3,347)
Derivatives (assets / liabilities)		3,008	4,525	582
Financial assets designated at fair value through profit or loss		435	(303)	(151)
Loan operations		(28,103)	(42,309)	(56,661)
Financial assets		2,476	(35,546)	(3,921)
Other tax assets		(15,037)	1,203	1,059
Other assets		6,522	17,233	(1,139)
(Decrease) increase in liabilities		58,119	23,300	33,462
Deposits		(16,696)	(4,353)	29,466
Deposits received under securities repurchase agreements		47,833	22,013	(723)
Financial liabilities held for trading		(434)	47	(271)
Funds from interbank markets		33,199	3,946	14,196
Other financial liabilities		(5,222)	4,711	5,894
Technical reserve for insurance and private pension		3,067	(383)	(6,923)
Liabilities for capitalization plans		621	536	603
Provisions		(2,005)	(4,852)	(4,286)
Tax liabilities		6,931	8,119	3,509
Other liabilities		(2,693)	1,237	(1,247)
Payment of income tax and social contribution		(6,482)	(7,721)	(6,756)
Net cash from (used in) operating activities		(34,459)	89,726	32,530
Interest on capital / dividends received from investments in associates and joint ventures		243	213	62
Cash received on sale of available-for-sale financial assets		12,214	60,768	29,518
Cash received from redemption of held-to-maturity financial assets		3,160	2,667	465
Cash upon sale of assets held for sale		123	68	111
Cash upon sale of investments in associates and joint ventures		(43)	(14)	15
Cash and cash equivalents net assets and liabilities due from ISSC sale	3c	-	1,474	-
Cash and cash equivalents, net assets and liabilities due from BMG Seguradora acquisition	3a	-	(88)	-
Cash upon sale of fixed assets	15	104	62	60
Cash upon sale of intangible assets	16	69	222	201
Purchase of available-for-sale financial assets		(9,516)	(46,165)	(38,738)
Purchase of held-to-maturity financial assets		(4,090)	(11,322)	(585)
Cash and cash equivalents net assets and liabilities due from Credicard acquisition	3a	-	-	(2,875)
Purchase of investments in associates and joint ventures	13	(0)	(10)	(379)
Purchase of fixed assets	15	(1,466)	(3,966)	(2,516)
Purchase of intangible assets	16	(1,158)	(1,232)	161
Net cash from (used in) investing activities		(361)	2,676	(14,500)
Funding from institutional markets		6,667	207	121
Redemptions in institutional markets		(5,242)	(16,158)	(5,166)
(Acquisition) / Disposal of interest of non-controlling stockholders		276	167	292
Granting of stock options – exercised options		344	535	215
Purchase of treasury shares		(3,324)	(35)	(662)
Dividends and interest on capital paid to non-controlling interests		(242)	(85)	(37)
Dividends and interest on capital paid		(7,008)	(6,319)	(5,369)
Net cash from (used in) financing activities		(8,529)	(21,688)	(10,606)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	(43,350)	70,714	7,425

Cash and cash equivalents at the beginning of the period	4	125,318	55,790	45,775
Effects of changes in exchange rates on cash and cash equivalents		9,681	(1,186)	2,590
Cash and cash equivalents at the end of the period	4	91,649	125,318	55,790
Additional information on cash flow
Interest received		136,277	117,079	92,411
Interest paid		58,436	67,559	52,338
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		2,458	2,270	1,070

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Performance	F-9

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2015 and December 31, 2014 for balance sheet accounts and

From January 1 to December 31, 2015, 2014 and 2013 for income statement accounts
(In millions of Reais, except information per share)

Note 1 - Overview

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

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E.Johnston de Participações (“E.Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments:(1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Board of Directors on April 29, 2016.

Performance	F-10

Annual Report 2015

Note 2 – Significant accounting policies

2.1.	Basis of Preparation

These Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (“CMN”), which established that as from December 31, 2010 annual Consolidated Financial Statements shall be prepared in accordance with the International Financial Reporting Standards (“IFRS”), as approved by the International Accounting Standards Board (“IASB”).

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended December 31, 2015

•	IAS 19 – “Employee Benefits” – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. There are no impacts from this change, since ITAÚ UNIBANCO HOLDING has already considered these procedures.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 16 – “Leases” – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. Effective for annual periods beginning on January 1, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IAS 12 – “Income Taxes” – The amendment includes clarification about the recognition of deferred taxes for unrealized losses in debt instruments measured at fair value. Applicable to the years beginning on January 1, 2017. Possible impacts arising from the adoption of this change are being analyzed and will be completed until its effective date.

•	IFRS 9 – “Financial instruments” – The purpose of the pronouncement is to replace IAS 39 - “Financial instruments: recognition and measurement”. IFRS 9 includes: (a) a logical classification and measurement model; (b) a single impairment model for financial instruments, which offers a response to expected losses; (c) the removal of volatility in income arising from own credit risk; and (d) a new hedge accounting approach. Effective for annual periods beginning on January 1, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed up to the date this standard is effective.

•	IFRS 15 – “Revenue from Contracts with Customers” – The purpose of the pronouncement is to replace IAS 18 and IAS 11, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company’s expectation of having in consideration the rights to these assets or services. Effective for annual periods beginning on January 1, 2018. Possible

Performance	F-11

Annual Report 2015

impacts arising from this change are being analyzed and will be completed by the date the standard is effective.

•	Amendment to IFRS 11 – “Joint Arrangement” – The change establishes criteria for recognition of acquisition of joint operations, which activity constitutes one business, according to the methodology established in IFRS 3 – Business Combinations. Effective for the years beginning on January 1, 2016 and early adoption is permitted by IASB. Impacts of this change will occur only if there is an acquisition of a joint operation that constitutes a business.

•	Amendment to IAS 16 – “Property, Plant and Equipment” and IAS 38 “Intangible Assets” – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. No material impacts arising from this amendment were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IFRS 10 – “Consolidated Financial Statements” and IAS 28 – “Investments in Associates and Joint Ventures” - Changes refer to an inconsistency between the requirements of IFRS 10 and IAS 28, when addressing the sale or contribution of assets between and investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation. In this cycle IFRS 5 – “Non-Current Assets Held for Sale and Discontinued Operations”, IFRS 7 – “Financial Instruments: Disclosures”, IAS 19 – “Employee Benefits”, and IAS 34 – “Interim Financial Reporting” were reviewed. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	Amendment to IAS 1 – “Presentation of Financial Statements” – The amendments are aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements of the IFRS standards. Effective for periods beginning on January 1, 2016. Main effects identified are related to the disclosure of accounting policies and judgment of materiality in the notes to the financial statements.

•	Amendments to IAS 28, IFRS 10 and IFRS 12: “Investment Entities: Applying Consolidation Exception”: This document comprises guidance for applying the Investment Entities concept. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3.	Critical accounting estimates and judgments

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

2.3.1	Critical accounting estimates

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

Performance	F-12

Annual Report 2015

a)	Allowance for loan and lease losses

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

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2015 and in 2014, there were no such improvements of model assumptions.

Methodology and assumptions used by Management are detailed in Note 2.4g VIII. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4n, Deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured recurrently, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. The Fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The fair value of financial instruments, including Derivatives, as well as the fair value hierarchy, are detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

Performance	F-13

Annual Report 2015

d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

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

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

Provisions, contingencies and other commitments are detailed in Note 32.

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be shortterm liabilities (property and casualty insurance) or medium and longterm liabilities (life insurance and pension plans).

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

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Annually submitted to the impairment test and, at December 31, 2015 and 2014, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

Performance	F-14

Annual Report 2015

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, in accordance with IAS 27 – “Separate Financial Statements”, and its special purpose entities, in accordance with SIC 12 – “Consolidation – Special Purpose Entities”, in its Consolidated Financial Statements. Effective January 1, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated Financial Statements”, which replaced IAS 27 and SIC 12.

In accordance with IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

On January 1, 2013, ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions of consolidation in accordance with IFRS 10 were different from those in accordance with IAS 27 and SIC 12. The application of the standard did not have significant impacts.

Performance	F-15

Annual Report 2015

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2015 and 12/31/2014

				Interest in voting		Interest in total
		Incorporation		capital at		capital at
		country	Activity	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 3b)	Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 3a)	Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(*)	Brazil	Consumer finance credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(*) Company merged in 01/31/2015 by Itaú Unibanco S.A. and Itaú BBA Participações S.A

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

Performance	F-16

Annual Report 2015

II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3, a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

Performance	F-17

Annual Report 2015

c)	Cash and cash equivalents

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

Financial assets and liabilities can be classified into the following categories:

Performance	F-18

Annual Report 2015

•	Financial assets and liabilities at fair value through profit or loss – held for trading
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value
•	Available-for-sale financial assets
•	Held-to-maturity financial assets
•	Loans and receivables
•	Financial liabilities at amortized cost

Classification of financial assets and liabilities depend on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IAS 39 requirements. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial liabilities are derecognized when settled or extinguished. Financial liabilities are derecognized when discharged or extinguished.

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

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

Financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the Consolidated Statement of Income. Gains and losses arising from changes in fair value are directly included in “Net gain (loss) from investments in securities and derivatives”. Interest and similar income and expense are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates accounting mismatches in income or when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of debt instruments and embedded derivatives that should otherwise be separated.

Assets and liabilities of this category are granted the same accounting treatment as those recorded in Financial assets and liabilities held for trading.

III-	Derivatives

Derivatives are initially recognized on the date derivative contracts are entered into, and subsequently recorded at fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Performance	F-19

Annual Report 2015

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) on investment securities and derivatives.

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

Performance	F-20

Annual Report 2015

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

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

At the balance sheet date, ITAÚ UNIBANCO HOLDING assesses whether there is evidence that a financial asset or a group of similar financial assets is impaired and, for equity instruments, a significant or prolonged decline in the fair value of the security below its cost is evidence of an impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the Consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Both impairment of available-for-sale financial assets and reversal of this loss are recorded in the Consolidated statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

Performance	F-21

Annual Report 2015

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method. Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded in the Consolidated statement of income.

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

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in allowance for loan losses by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

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

Performance	F-22

Annual Report 2015

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

Performance	F-23

Annual Report 2015

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

Performance	F-24

Annual Report 2015

methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Performance	F-25

Annual Report 2015

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

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

Performance	F-26

Annual Report 2015

IX-	Other financial assets

They are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method. The composition is presented in Note 20a.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

They are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method. Interest expense is presented in the Consolidated Statement of Income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

Performance	F-27

Annual Report 2015

h)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING proportionally consolidated its interest held in joint ventures, as required by IAS 31 – Interests in Joint Ventures. From that date on, it adopted IFRS 11 – Joint arrangements, changing its accounting policy from interest in joint arrangements to the equity method.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint business and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy on interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the Consolidated financial statements of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventureis equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

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

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

i)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

Performance	F-28

Annual Report 2015

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	Fixed assets

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, which is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and additional details are presented in Note 15.

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

Performance	F-29

Annual Report 2015

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint venturesis reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

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

The breakdown of intangible assets is described in Note 16.

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

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

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

Performance	F-30

Annual Report 2015

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

12/31/2015
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*) On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

On May 14, 2014, Law No. 12,973 was enacted to change the federal tax legislation about IRPJ, CSLL, PIS and COFINS, which effects started on 01/01/2015, since ITAÚ UNIBANCO HOLDING did not exercise the option of advancing the effects pursuant to articles 75 and 96. Among other matters, said Law provides for:

•	the revocation of the Transition Tax Regime – RTT, established by Law No. 11,638/07, amended by Law No. 11,941/09;
•	taxation of legal entities domiciled in Brazil, in connection with the equity increase arising from the interest in profit earned abroad by subsidiaries and affiliates and profit earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Said law has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

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

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

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

Performance	F-31

Annual Report 2015

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

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

Performance	F-32

Annual Report 2015

p)	Capitalization plans

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

Performance	F-33

Annual Report 2015

q)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 (R1) – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

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

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, are fully recognized in Other comprehensive income.

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

These obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

r)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

Performance	F-34

Annual Report 2015

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

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.
•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

Performance	F-35

Annual Report 2015

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

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders´ Meeting.

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

Dividends and interest on capital are presented in Note 21.

x)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

Performance	F-36

Annual Report 2015

y)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Performance	F-37

Annual Report 2015

Note 3 – Business development

a)	Acquisitions

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640.

In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

Effective acquisitions and financial settlements will occur after the fulfillment of certain contractual conditions and obtainment of regulatory and government authorizations required.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170.

ConectCar is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

The operation was approved by BACEN on December 23, 2015.

Governance will be shared with the Ultra group, and the effective acquisition and financial settlement will occur after the fulfillment of certain contractual conditions.

The transaction will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC) entered into a Transaction Agreement with CorpBanca and its controlling shareholders (Corp Group) establishing the terms and conditions for the unification of operations of BIC and CorpBanca in Chile and the other jurisdictions in which CorpBanca operates.

The operation will be consummated through:

i.	Capital increase in BIC in the amount of US$ 652 million to be made by ITAÚ UNIBANCO HOLDING or one of its subsidiaries,
ii.	Merger of BIC into CorpBanca, with cancellation of BIC’s shares and issue of new shares by CorpBanca, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved in the shareholders meeting of CorpBanca so that the interests in the bank resulting from the merger, which will be called Itaú CorpBanca, will be 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group, and
iii.	Subsequent integration of Itaú BBA Colômbia S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Performance	F-38

Annual Report 2015

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a shareholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The shareholders agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and third parties.

Approvals for the merger were obtained from CorpBanca and BIC shareholders, and from all proper regulatory authorities in Chile, Brazil, Colombia and Panamá. However, as set forth in the amendment to the Transaction Agreement, celebrated on June 2, 2015, the parties agreed that the operation will be closed by May 2, 2016, when they will be fully prepared for the corporate reorganization process.

It is estimated that said transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca after the closing of the operation.

MasterCard Brasil Soluções de Pagamento Ltda.

On March 13, 2015, o ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. to create an alliance in the payment solutions market in Brazil.

The purposes of the operation are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 13,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

On July 17, 2014, ITAÚ UNIBANCO HOLDING, together with other financial institutions, signed the New Shareholders’ Agreement, which came into effect as from the operation closing date.

Performance	F-39

Annual Report 2015

In line with the global trend towards best practices, the agreement establishes that, approximately within 4 years, the Parties should replace part of their external ATM networks by Banco24Horas network, generating increased efficiency, greater quality and capillarity of customer service. In addition to the Parties, approximately 40 other banks are clients of TECBAN.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on November 14, 2014.

Interest	Current	Previous
Shares	935,995,448	974,021,768
%	24.93%	25.94%

MCC Securities e MCC Corredora de Bolsa

On July 20, 2011, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean individuals), for phased acquisition of total shares of MCC Securities.

On August 1, 2011, the parties entered into an agreement for phased acquisition of total shares of MCC Corredora de Bolsa.

On August 18, 2014, they entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa.

	Current		Previous
	MCC Securities	MCC Corredora	MCC Securities	MCC Corredora
Shares	6,000,000	2,046	3,000,001	1,024
%	100%	100%	50%	50.05%

Accordingly, with this operation ITAÚ UNIBANCO HOLDING validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements from August 31, 2014 onwards.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

In millions of US$
Purchase price	77
(-) Fair value of identified assets and liabilities	(13)
(-) Brand	(2)
(=) Goodwill	62

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú BMG Consignado S.A., entered into a share purchase agreement with the controlling shareholders of Banco BMG S.A., for the acquisition of 99.996% of the shares of BMG Seguradora S.A., represented by 35,292,627 shares for the amount of R$ 88 thousand.

BMG Seguradora S.A. entered into an exclusivity agreement with Banco BMG S.A. and Itaú BMG Consignado for the distribution of insurance products to be linked to the products sold by these banks. The purpose of the acquisition is to expand the insurance activities of ITAÚ UNIBANCO HOLDING.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 27, 2014.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Performance	F-40

Annual Report 2015

Purchase price	88
(-) Fair value of identified assets and liabilities	(65)
(=) Goodwill	23

Citibank N.A. Uruguay Branch

On July 28, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (BIU), entered into an agreement with Citibank N.A. Uruguay Branch, with rules for the acquisition of retail transactions in Uruguay.

As a result of this operation, BIU assumed a client portfolio related to retail transactions (current account, savings accounts and time deposits). The assets acquired involved mainly credit card transactions that Citibank developed in the country under Visa, Mastercard and Diners brands.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 31, 2013.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

In millions of US$
Purchase price	26
(-) Intangible Assets Subject to Amortization	(1)
(=) Goodwill	25

Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaucard S.A., entered into a share and quota purchase agreement with Banco Citibank, for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Vendas Ltda., including the “Credicard” brand, for R$ 2,948. These entities were responsible for the offer and distribution of financial products and services of the “Credicard” brand, particularly personal loans and credit cards.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on December 20, 2013.

Due to this operation, ITAÚ UNIBANCO HOLDING fully consolidated Banco Citicard and Citifinancial Promotora de Vendas in its financial statements as from December 2013. On August 31, 2014, Banco Citicard was merged into Banco Itaucard S.A.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability and intangible assets.

Purchase price	2,948
(-) Fair value of identified assets and liabilities	(1,069)
(-) Brand	(27)
(+) Deferred Tax Liability	11
(=) Goodwill	1,863

Performance	F-41

Annual Report 2015

b)	Partnerships and Associations

Association with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. (BMG) aiming at the offering, distribution and sale of payroll loans through the organization of the financial institution Banco Itaú BMG Consignado S.A., in which ITAÚ UNIBANCO HOLDING held control with a 70% interest in total voting capital, and BMG held the remaining 30%. The capital subscribed by shareholders was R$ 1,000, proportionally to each interest.

ITAÚ UNIBANCO HOLDING contributed with its economic and financial capacity, administrative experience and controls, and BMG contributed with its commercial and operating competence, in addition to the technological platform required for the development of activities.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the transaction was closed on January 7, 2013.

On April 29, 2014, the agreement establishing the unification of payroll loans business, concentrating the transactions at Itaú BMG Consignado, was entered into. Starting July 25, 2014 and during the term of the association, Itaú BMG Consignado is BMG’s exclusive channel for the offer of payroll loans in the Brazilian territory, subject to certain exceptions.

In consideration for the business unification, on July 25, 2014 BMG increased the capital of Itaú BMG Consignado by R$ 181 and, therefore, ITAÚ UNIBANCO HOLDING started to hold a 60% interest in the total voting capital and BMG started to hold the remaining 40%. The possibility of this unification had already been initially considered.

This transaction had no significant accounting effects on the results and ITAÚ UNIBANCO HOLDING continued to consolidate Itaú BMG Consignado in its financial statements.

Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A.

On August 20, 2013, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., renewed the commercial cooperation agreement maintained with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. This agreement sets forth exclusivity for the offer of financing in promotional campaigns of car maker Fiat for the sale of new cars and exclusive use of Fiat brand in activities related to vehicle financing.

The operation did not have significant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING.

Performance	F-42

Annual Report 2015

c)	Disposals

Major Risk Insurance Operation

On July 4, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., entered into a share purchase agreement with ACE Ina International Holdings Ltd. (ACE), through which the former undertook to sell 100% of its interest in Itaú Seguros Soluções Corporativas S.A. (ISSC).

ISSC held the major risks operations of ITAÚ UNIBANCO HOLDING, which clients were middle-market and large companies with policies with high amounts insured.

After the compliance with the conditions precedent and approval by proper regulatory authorities, ACE paid R$ 1.5 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries, through ISSC. On October 31, 2014, ISSC transferred the shares upon financial settlement by ACE, updating the price of operation considering the shareholders equity position on the operation closing date, in the amount of R$ 379.

This transaction is linked with ITAÚ UNIBANCO HOLDING’s strategy of selling retail personal and property insurance, typically related to retail banking.

Major risks operations of ITAÚ UNIBANCO HOLDING were classified in the “Retail Banking” segment in the financial statements.

Via Varejo

On October 1, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Seguros S.A., received from Via Varejo the amount of R$ 584 due to the early termination of operating agreements related to the offer of extended warranty insurance in Ponto Frio and Casas Bahia stores. The amount received refers substantially to the refund of amounts disbursed under contractual terms, duly restated.

The operation had no relevant accounting effects on the financial statements of ITAÚ UNIBANCO HOLDING.

Performance	F-43

Annual Report 2015

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2015	12/31/2014
Cash and deposits on demand	18,544	17,527
Interbank deposits	22,022	13,939
Securities purchased under agreements to resell	51,083	93,852
Total	91,649	125,318

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 8,503 (R$ 9,142 at 12/31/2014) and R$ 203,321 (R$ 115,066 at 12/31/2014), respectively.

Note 5 - Central Bank compulsory deposits

	12/31/2015	12/31/2014
Non-interest bearing deposits	3,790	3,392
Interest-bearing deposits	62,766	59,714
Total	66,556	63,106

Note 6 - Interbank deposits and securities purchased under agreements to resell

	12/31/2015			12/31/2014
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	29,769	756	30,525	22,135	946	23,081
Securities purchased under agreements to resell (*)	254,404	-	254,404	208,918	-	208,918
Total	284,173	756	284,929	231,053	946	231,999

(*) The amounts of R$ 9,461 (R$ 5,945 at 12/31/2014) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 152,551 (R$ 88,716 at 12/31/2014) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

Performance	F-44

Annual Report 2015

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2015			12/31/2014
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	1,110	(59)	1,051	870	-	870
Brazilian government securities (1a)	117,848	(795)	117,053	86,796	(403)	86,393
Brazilian external debt bonds (1b)	4,672	(241)	4,431	1,894	20	1,914
Government securities – abroad (1c)	1,140	9	1,149	1,502	38	1,540
Argentina	682	14	696	594	34	628
Chile	36	-	36	132	-	132
Colombia	77	(5)	72	85	3	88
United States	132	-	132	447	1	448
Mexico	3	-	3	3	-	3
Paraguay	68	-	68	128	-	128
Uruguay	40	-	40	41	-	41
Other	102	-	102	72	-	72
Corporate securities (1d)	40,659	(32)	40,627	42,207	20	42,227
Shares	2,231	(70)	2,161	2,383	(32)	2,351
Bank deposit certificates	2,583	-	2,583	3,281	-	3,281
Securitized real estate loans	-	-	-	1	-	1
Debentures	4,460	62	4,522	4,203	40	4,243
Eurobonds and other	1,015	(24)	991	1,049	12	1,061
Financial credit bills	30,367	-	30,367	30,711	-	30,711
Promissory notes	-	-	-	577	-	577
Other	3	-	3	2	-	2
Total (2)	165,429	(1,118)	164,311	133,269	(325)	132,944

(1)	Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 7,384 (R$ 36,544 at 12/31/2014), b) R$ 3,541 (R$ 531 at 12/31/2014), c) R$ 68 (R$ 249 at 12/31/2014) and d) 15 (R$ 42 at 12/31/2014), totaling R$ 11,008 (R$ 37,366 at 12/31/2014).
(2)	In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

Performance	F-45

Annual Report 2015

The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	36,045	35,934	53,436	53,451
Non-stated maturity	3,341	3,212	3,253	3,220
Up to one year	32,704	32,722	50,183	50,231
Non-current	129,384	128,377	79,833	79,493
From one to five years	57,923	57,700	57,278	57,074
From five to ten years	66,148	65,437	16,400	16,279
After ten years	5,313	5,240	6,155	6,140
Total	165,429	164,311	133,269	132,944

Financial assets held for trading include assets with a fair value of R$ 117,128 (R$ 97,184 at 12/31/2014) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2015
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	493	13	506
Government securities – abroad	143	(7)	136
Total	636	6	642

	12/31/2014
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	601	25	626
Government securities – abroad	109	(2)	107
Total	710	23	733

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	-	-	468	493
Up to one year	-	-	468	493
Non-current	636	642	242	240
From one to five years	636	642	242	240

Performance	F-46

Annual Report 2015

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

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 7,757 (R$ 3,826 at 12/31/2014) and was basically comprised of government securities.

Performance	F-47

Annual Report 2015

The following table shows the composition of derivatives by index:

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Futures contracts	589,451	(71)	600	529
Purchase commitments	189,037	702	624	1,326
Commodities	316	-	-	-
Indices	60,485	702	(6)	696
Interbank market	88,411	(40)	1	(39)
Foreign currency	34,228	40	629	669
Securities	5,508	-	-	-
Other	89	-	-	-
Commitments to sell	400,414	(773)	(24)	(797)
Commodities	158	-	-	-
Indices	73,466	(754)	8	(746)
Interbank market	190,855	60	-	60
Foreign currency	129,357	(79)	(32)	(111)
Securities	6,260	-	-	-
Other	318	-	-	-
Swap contracts		(8,848)	1,664	(7,184)
Asset position	327,834	4,764	4,383	9,147
Commodities	4	-	-	-
Indices	134,426	(18)	1,050	1,032
Interbank market	60,888	426	818	1,244
Foreign currency	14,668	3,068	1,234	4,302
Floating rate	11,491	377	143	520
Fixed rate	106,316	911	1,138	2,049
Securities	25	-	-	-
Other	16	-	-	-
Liability position	336,682	(13,612)	(2,719)	(16,331)
Commodities	15	-	-	-
Indices	100,826	(2,316)	(311)	(2,627)
Interbank market	37,889	(233)	(1,167)	(1,400)
Foreign currency	33,944	(6,084)	(756)	(6,840)
Floating rate	11,195	(155)	(560)	(715)
Fixed rate	152,593	(4,795)	70	(4,725)
Securities	64	(29)	5	(24)
Other	156	-	-	-
Option contracts	285,405	136	(336)	(200)
Purchase commitments – long position	61,880	2,288	1,661	3,949
Commodities	481	25	(11)	14
Indices	5,505	66	(25)	41
Interbank market	5,116	15	6	21
Foreign currency	44,802	2,073	1,474	3,547
Fixed rate	6	-	-	-
Securities	5,872	101	208	309
Other	98	8	9	17
Commitments to sell – long position	85,099	1,481	153	1,634
Commodities	159	9	12	21
Indices	27,824	133	16	149
Interbank market	12,347	16	(16)	-
Foreign currency	36,526	1,024	(557)	467
Fixed rate	179	8	(1)	7
Securities	8,015	291	698	989
Other	49	-	1	1
Purchase commitments – short position	58,929	(2,020)	(2,141)	(4,161)
Commodities	249	(6)	-	(6)
Indices	5,418	(66)	21	(45)
Interbank market	5,146	(21)	(30)	(51)
Foreign currency	42,750	(1,864)	(1,902)	(3,766)
Fixed rate	112	-	-	-
Securities	5,156	(55)	(221)	(276)
Other	98	(8)	(9)	(17)
Commitments to sell – short position	79,497	(1,613)	(9)	(1,622)
Commodities	290	(22)	(39)	(61)
Indices	30,277	(158)	(23)	(181)
Interbank market	7,694	(10)	10	-
Foreign currency	33,751	(1,147)	740	(407)
Fixed rate	22	(1)	-	(1)
Securities	7,414	(275)	(696)	(971)
Other	49	-	(1)	(1)

Performance	F-48

Annual Report 2015

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Forward operations (onshore)	40,227	2,253	80	2,333
Purchases receivable	516	636	-	636
Foreign currency	-	1	-	1
Floating rate	354	353	-	353
Fixed rate	154	273	-	273
Securities	8	9	-	9
Purchases payable	-	(508)	-	(508)
Floating rate	-	(353)	-	(353)
Fixed rate	-	(154)	-	(154)
Securities	-	(1)	-	(1)
Sales receivable	23,208	2,448	82	2,530
Interbank market	20,697	-	73	73
Floating rate	164	164	-	164
Fixed rate	153	157	-	157
Securities	2,194	2,127	9	2,136
Sales deliverable	16,503	(323)	(2)	(325)
Interbank market	16,503	-	(3)	(3)
Foreign currency	-	(2)	-	(2)
Floating rate	-	(164)	1	(163)
Fixed rate	-	(157)	-	(157)
Credit derivatives	12,662	58	(319)	(261)
Asset position	4,605	353	261	614
Foreign currency	3,625	353	212	565
Securities	788	-	45	45
Other	192	-	4	4
Liability position	8,057	(295)	(580)	(875)
Foreign currency	4,360	(290)	(267)	(557)
Fixed rate	547	(6)	(3)	(9)
Securities	2,763	1	(275)	(274)
Other	387	-	(35)	(35)
Forwards operations (offshore)	148,477	203	85	288
Asset position	71,227	3,285	145	3,430
Commodities	419	47	-	47
Indices	22	1	-	1
Foreign currency	70,786	3,237	145	3,382
Liability position	77,250	(3,082)	(60)	(3,142)
Commodities	152	(13)	2	(11)
Indices	77	(3)	-	(3)
Foreign currency	77,020	(3,066)	(62)	(3,128)
Securities	1	-	-	-
Check of swap	2,817	(330)	140	(190)
Asset position	1,697	199	156	355
Interbank market	591	-	-	-
Foreign currency	1,106	199	156	355
Liability position - Foreign currency	1,120	(529)	(16)	(545)
Other derivative financial instruments	16,651	117	252	369
Asset position	15,508	2,964	967	3,931
Foreign currency	10,468	2,883	588	3,471
Fixed rate	1,464	71	63	134
Securities	3,113	10	279	289
Other	463	-	37	37
Liability position	1,143	(2,847)	(715)	(3,562)
Foreign currency	283	(2,847)	(687)	(3,534)
Securities	743	-	(25)	(25)
Other	117	-	(3)	(3)
	Asset	18,347	8,408	26,755
	Liability	(24,829)	(6,242)	(31,071)
	Total	(6,482)	2,166	(4,316)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2015
Futures contracts	152,087	138,545	74,365	224,454	589,451
Swaps contracts - difference payable	10,654	39,702	46,157	226,557	323,070
Options	93,587	123,391	40,860	27,567	285,405
Forwards (onshore)	6,591	22,349	10,118	1,169	40,227
Credit derivatives	-	1,436	428	10,798	12,662
Forwards (offshore)	43,651	70,688	23,365	10,773	148,477
Check of swap	-	-	-	1,697	1,697
Other derivative financial instruments	1,550	3,254	502	11,345	16,651

Performance	F-49

Annual Report 2015

The following table shows the composition of derivatives by index:

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Futures contracts	331,022	(375)	21	(354)
Purchase commitments	97,931	(694)	48	(646)
Commodities	157	-	-	-
Indices	43,126	(624)	(9)	(633)
Interbank market	29,994	49	-	49
Foreign currency	17,797	(119)	57	(62)
Fixed rate	41	-	-	-
Securities	6,811	-	-	-
Other	5	-	-	-
Commitments to sell	233,091	319	(27)	292
Commodities	341	-	-	-
Indices	19,289	311	5	316
Interbank market	82,595	(117)	1	(116)
Foreign currency	123,068	125	(33)	92
Securities	7,798	-	-	-
Swap contracts		(5,132)	414	(4,718)
Asset position	270,219	4,011	805	4,816
Indices	103,921	588	137	725
Interbank market	68,534	345	456	801
Foreign currency	12,057	1,323	70	1,393
Floating rate	3,763	115	77	192
Fixed rate	81,917	1,640	65	1,705
Securities	16	-	-	-
Other	11	-	-	-
Liability position	275,351	(9,143)	(391)	(9,534)
Commodities	25	-	-	-
Indices	72,197	(2,510)	39	(2,471)
Interbank market	51,284	(71)	(601)	(672)
Foreign currency	24,796	(2,359)	155	(2,204)
Floating rate	5,665	(74)	(129)	(203)
Fixed rate	121,048	(4,065)	131	(3,934)
Securities	88	(41)	12	(29)
Other	248	(23)	2	(21)
Option contracts	503,836	(93)	(92)	(185)
Purchase commitments – long position	88,641	1,120	853	1,973
Commodities	614	17	(2)	15
Indices	35,438	102	(22)	80
Interbank market	12,430	48	34	82
Foreign currency	36,918	898	566	1,464
Floating rate	8	-	-	-
Fixed rate	2	-	-	-
Securities	3,153	49	268	317
Other	78	6	9	15
Commitments to sell – long position	142,059	1,049	(150)	899
Commodities	176	6	7	13
Indices	77,500	163	(1)	162
Interbank market	23,359	44	(42)	2
Foreign currency	30,936	625	(419)	206
Floating rate	163	1	(1)	-
Fixed rate	114	5	-	5
Securities	9,778	205	305	510
Other	33	-	1	1
Purchase commitments – short position	88,218	(1,136)	(910)	(2,046)
Commodities	433	(8)	(1)	(9)
Indices	38,388	(73)	(15)	(88)
Interbank market	7,380	(33)	(31)	(64)
Foreign currency	34,500	(990)	(579)	(1,569)
Fixed rate	68	-	-	-
Securities	7,371	(26)	(275)	(301)
Other	78	(6)	(9)	(15)
Commitments to sell – short position	184,918	(1,126)	115	(1,011)
Commodities	328	(18)	(25)	(43)
Indices	123,694	(92)	(90)	(182)
Interbank market	20,849	(24)	23	(1)
Foreign currency	30,937	(801)	506	(295)
Fixed rate	3	-	-	-
Securities	9,074	(191)	(298)	(489)
Other	33	-	(1)	(1)

Performance	F-50

Annual Report 2015

	Off-balance sheet
	notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2014	12/31/2014	12/31/2014	12/31/2014
Forwards operations (onshore)	7,939	1,723	(11)	1,712
Purchases receivable	162	163	1	164
Floating rate	66	65	1	66
Fixed rate	94	96	-	96
Securities	2	2	-	2
Purchases payable	-	(162)	-	(162)
Floating rate	-	(65)	-	(65)
Fixed rate	-	(95)	-	(95)
Securities	-	(2)	-	(2)
Sales receivable	2,201	2,231	(1)	2,230
Floating rate	122	124	-	124
Fixed rate	386	462	-	462
Securities	1,693	1,645	(1)	1,644
Sales deliverable	5,576	(509)	(11)	(520)
Interbank market	5,576	-	(8)	(8)
Floating rate	-	(124)	(2)	(126)
Fixed rate	-	(385)	(1)	(386)
Credit derivatives	11,161	25	(82)	(57)
Asset position	6,804	178	(56)	122
Foreign currency	1,806	118	(68)	50
Fixed rate	3,932	59	(28)	31
Securities	826	1	34	35
Other	240	-	6	6
Liability position	4,357	(153)	(26)	(179)
Foreign currency	1,790	(110)	57	(53)
Fixed rate	563	(31)	19	(12)
Securities	1,935	(12)	(101)	(113)
Other	69	-	(1)	(1)
Forwards operations (offshore)	101,874	336	77	413
Asset position	54,432	2,078	28	2,106
Commodities	182	14	1	15
Foreign currency	54,212	2,061	27	2,088
Securities	38	3	-	3
Liability position	47,442	(1,742)	49	(1,693)
Commodities	152	(24)	6	(18)
Foreign currency	47,290	(1,717)	43	(1,674)
Securities	-	(1)	-	(1)
Check of swap	2,537	(209)	73	(136)
Asset position	1,618	-	93	93
Interbank market	710	-	-	-
Foreign currency	908	-	93	93
Liability position - Foreign currency	919	(209)	(20)	(229)
Other derivative financial instruments	11,276	109	22	131
Asset position	6,817	1,504	249	1,753
Foreign currency	2,647	1,399	183	1,582
Fixed rate	628	42	(26)	16
Securities	3,454	63	91	154
Other	88	-	1	1
Liability position	4,459	(1,395)	(227)	(1,622)
Foreign currency	3,474	(1,395)	(209)	(1,604)
Securities	766	-	(14)	(14)
Other	219	-	(4)	(4)
	Asset	12,334	1,822	14,156
	Liability	(15,950)	(1,400)	(17,350)
	Total	(3,616)	422	(3,194)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2014
Futures contracts	26,358	119,027	47,279	138,358	331,022
Swaps contracts - difference payable	13,374	72,365	22,292	158,177	266,208
Options	231,624	203,454	52,421	16,337	503,836
Forwards (onshore)	2,325	4,455	838	321	7,939
Credit derivatives	291	2,757	500	7,613	11,161
Forwards (offshore)	36,297	42,057	16,510	7,010	101,874
Check of swap	-	-	277	1,341	1,618
Other derivative financial instruments	171	868	1,785	8,452	11,276

Performance	F-51

Annual Report 2015

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2015
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Futures contracts - BM&FBOVESPA	529	2.0	639	(155)	(18)	(49)	76	36
Swaps – difference receivable	9,147	34.2	666	224	403	1,513	1,935	4,406
BM&FBOVESPA	662	2.5	17	13	25	104	126	377
Companies	5,127	19.1	627	29	46	1,037	838	2,550
Financial institutions	2,826	10.6	21	177	325	329	657	1,317
Individuals	532	2.0	1	5	7	43	314	162
Option premiums	5,583	20.8	2,413	676	609	715	692	478
BM&FBOVESPA	2,597	9.7	2,074	228	140	113	31	11
Companies	1,278	4.8	118	147	131	194	412	276
Financial institutions	1,697	6.3	221	300	337	399	249	191
Individuals	11	0.0	-	1	1	9	-	-
Forwards (onshore)	3,166	11.9	1,204	1,417	538	6	1	-
BM&FBOVESPA	2,218	8.3	368	1,313	530	6	1	-
Companies	530	2.0	418	104	8	-	-	-
Financial institutions	418	1.6	418	-	-	-	-	-
Credit derivatives - financial Institutions	614	2.3	-	-	2	2	26	584
Forwards (offshore)	3,430	12.8	1,030	794	526	434	233	413
BM&FBOVESPA	47	0.2	3	19	7	18	-	-
Companies	1,453	5.4	177	327	288	294	135	232
Financial institutions	1,927	7.2	850	447	230	121	98	181
Individuals	3	0.0	-	1	1	1	-	-
Check of swap - Companies	355	1.3	-	-	-	-	355	-
Other	3,931	14.7	88	1,269	867	32	112	1,563
Companies	415	1.6	3	13	14	14	74	297
Financial institutions	3,516	13.1	85	1,256	853	18	38	1,266
Total (*)	26,755	100.0	6,040	4,225	2,927	2,653	3,430	7,480
% per maturity term			22.6	15.8	10.9	9.9	12.8	28.0
(*)	Of the total asset portfolio of Derivative Financial Instruments, R$ 15,845 refers to current and R$ 10,910 to non-current.

Performance	F-52

Annual Report 2015

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2014
			0-30	31-90	91-180	181-365	366-720	Over 720
	Fair value	%	days	days	days	days	days	days
Assets
Swaps – difference receivable	4,816	34.0	448	150	429	233	643	2,913
BM&FBOVESPA	109	0.8	1	22	12	8	11	55
Companies	2,961	20.8	278	62	186	125	461	1,849
Financial institutions	1,354	9.6	165	53	38	75	128	895
Individuals	392	2.8	4	13	193	25	43	114
Option premiums	2,872	20.2	481	738	384	598	308	363
BM&FBOVESPA	647	4.5	140	246	72	165	23	1
Companies	613	4.3	37	45	56	143	140	192
Financial institutions	1,611	11.4	304	447	255	290	145	170
Individuals	1	-	-	-	1	-	-	-
Forwards (onshore)	2,394	16.9	846	832	714	2	-	-
BM&FBOVESPA	1,646	11.6	163	796	685	2	-	-
Companies	406	2.9	341	36	29	-	-	-
Financial institutions	342	2.4	342	-	-	-	-	-
Credit derivatives - financial institutions	122	0.9	-	-	1	6	8	107
Forwards (offshore)	2,106	14.9	631	519	287	406	149	114
Companies	914	6.5	101	280	152	195	94	92
Financial institutions	1,190	8.4	530	237	135	211	55	22
Individuals	2	-	-	2	-	-	-	-
Check of swap - Companies	93	0.7	-	-	-	7	-	86
Other	1,753	12.4	2	16	3	986	69	677
Companies	211	1.5	1	3	3	10	59	135
Financial institutions	1,542	10.9	1	13	-	976	10	542
Total (*)	14,156	100.0	2,408	2,255	1,818	2,238	1,177	4,260
% per maturity term			17.0	15.9	12.8	15.8	8.3	30.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 8,719 refers to current and R$ 5,437 to non-current.

Performance	F-53

Annual Report 2015

	12/31/2015
				31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Swaps – Difference payable	(16,331)	52.6	(783)	(481)	(989)	(1,898)	(2,618)	(9,562)
BM&FBOVESPA	(1,107)	3.6	(9)	(10)	(35)	(145)	(340)	(568)
Companies	(5,912)	19.0	(703)	(422)	(279)	(953)	(1,339)	(2,216)
Financial institutions	(3,530)	11.4	(60)	(21)	(662)	(644)	(284)	(1,859)
Individuals	(5,782)	18.6	(11)	(28)	(13)	(156)	(655)	(4,919)
Option premiums	(5,783)	18.6	(1,460)	(1,285)	(895)	(845)	(805)	(493)
BM&FBOVESPA	(2,365)	7.6	(1,112)	(565)	(510)	(130)	(40)	(8)
Companies	(661)	2.1	(71)	(45)	(63)	(150)	(144)	(188)
Financial institutions	(2,748)	8.8	(277)	(674)	(321)	(560)	(620)	(296)
Individuals	(9)	0.1	-	(1)	(1)	(5)	(1)	(1)
Forwards (onshore)	(833)	2.6	(828)	(4)	(1)	-	-	-
BM&FBOVESPA	(5)	0.0	-	(4)	(1)	-	-	-
Companies	(411)	1.3	(411)	-	-	-	-	-
Financial institutions	(417)	1.3	(417)	-	-	-	-	-
Credit derivatives - Financial institutions	(875)	2.8	-	(9)	(9)	(5)	(105)	(747)
Forwards (offshore)	(3,142)	10.1	(692)	(727)	(785)	(581)	(233)	(124)
BM&FBOVESPA	(41)	0.1	(8)	(10)	(10)	(13)	-	-
Companies	(1,948)	6.3	(260)	(478)	(565)	(356)	(179)	(110)
Financial institutions	(1,151)	3.7	(424)	(238)	(210)	(211)	(54)	(14)
Individuals	(2)	0.0	-	(1)	-	(1)	-	-
Check of swap - Companies	(545)	1.8	-	-	-	-	(335)	(210)
Other	(3,562)	11.5	(87)	(1,267)	(857)	(19)	(8)	(1,324)
Companies	(817)	2.6	(1)	(3)	(6)	(4)	(8)	(795)
Financial institutions	(2,745)	8.9	(86)	(1,264)	(851)	(15)	-	(529)
Total (*)	(31,071)	100.0	(3,850)	(3,773)	(3,536)	(3,348)	(4,104)	(12,460)
% per maturity term			12.4	12.1	11.4	10.8	13.2	40.1
(*)	Of the total liability portfolio of Derivative Financial Instruments, R$ (14,507) refers to current and R$ (16,564) to non-current.

Performance	F-54

Annual Report 2015

	12/31/2014
				31 - 90	91 - 180	181 - 365	366 - 720	Over 720
	Fair value	%	0 - 30 days	days	days	days	days	days
Liabilities
Futures - BM&FBOVESPA	(354)	2.0	29	150	(192)	(207)	(63)	(71)
Swaps – difference payable	(9,534)	55.0	(241)	(335)	(706)	(720)	(778)	(6,754)
BM&FBOVESPA	(367)	2.1	(2)	(20)	(144)	(8)	(15)	(178)
Companies	(3,825)	22.1	(209)	(247)	(355)	(536)	(520)	(1,958)
Financial institutions	(1,552)	9.0	(27)	(40)	(47)	(161)	(155)	(1,122)
Individuals	(3,790)	21.8	(3)	(28)	(160)	(15)	(88)	(3,496)
Option premiums	(3,057)	17.6	(431)	(761)	(534)	(558)	(353)	(420)
BM&FBOVESPA	(545)	3.1	(121)	(194)	(127)	(60)	(43)	-
Companies	(378)	2.2	(9)	(27)	(19)	(55)	(100)	(168)
Financial institutions	(2,133)	12.3	(300)	(540)	(388)	(443)	(210)	(252)
Individuals	(1)	-	(1)	-	-	-	-	-
Forwards (onshore)	(682)	4.0	(681)	(1)	-	-	-	-
BM&FBOVESPA	(8)	0.1	(7)	(1)	-	-	-	-
Companies	(332)	1.9	(332)	-	-	-	-	-
Financial institutions	(342)	2.0	(342)	-	-	-	-	-
Credit derivatives	(179)	1.1	-	(1)	-	(14)	(39)	(125)
Companies	(13)	0.1	-	-	-	(13)	-	-
Financial institutions	(166)	1.0	-	(1)	-	(1)	(39)	(125)
Forwards (offshore)	(1,693)	9.7	(404)	(472)	(352)	(343)	(78)	(44)
Companies	(867)	5.0	(146)	(272)	(139)	(214)	(62)	(34)
Financial institutions	(823)	4.7	(258)	(199)	(211)	(129)	(16)	(10)
Individuals	(3)	-	-	(1)	(2)	-	-	-
Check of swap - Companies	(229)	1.3	-	-	-	(36)	-	(193)
Other	(1,622)	9.3	-	-	(1)	(1,002)	(17)	(602)
Companies	(278)	1.6	-	-	(1)	(2)	(7)	(268)
Financial institutions	(1,344)	7.7	-	-	-	(1,000)	(10)	(334)
Total (*)	(17,350)	100.0	(1,728)	(1,420)	(1,785)	(2,880)	(1,328)	(8,209)
% per maturity term			10.0	8.2	10.3	16.6	7.7	47.3
(*)	Of the total liability portfolio of Derivative Financial Instruments, R$ (7,813) refers to current and R$ (9,537) to non-current.

Performance	F-55

Annual Report 2015

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

	12/31/2015
	Maximum potential
	of future		From 1 to 3	From 3 to 5	Over 5
	payments, gross	Before 1 year	years	years	years
By instrument
CDS	8,799	1,781	3,301	3,717	-
Total by instrument	8,799	1,781	3,301	3,717	-
By risk rating
Investment grade	8,799	1,781	3,301	3,717	-
Total by risk	8,799	1,781	3,301	3,717	-
By reference entity
Private entities	8,799	1,781	3,301	3,717	-
Total by entity	8,799	1,781	3,301	3,717	-

	12/31/2014
	Maximum potential
	of future		From 1 to 3	From 3 to 5	Over 5
	payments, gross	Before 1 year	years	years	years
By instrument
CDS	6,829	1,578	2,341	2,644	266
TRS	1,671	1,671	-	-	-
Total by instrument	8,500	3,249	2,341	2,644	266
By risk rating
Investment grade	8,500	3,249	2,341	2,644	266
Total by risk	8,500	3,249	2,341	2,644	266
By reference entity
Private entities	8,500	3,249	2,341	2,644	266
Total by entity	8,500	3,249	2,341	2,644	266

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

Performance	F-56

Annual Report 2015

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2015
		Notional amount of credit protection
	Notional amount of credit	purchased with identical underlying
	protection sold	amount	Net position
CDS	(8,799)	3,863	(4,936)
Total	(8,799)	3,863	(4,936)

	12/31/2014
		Notional amount of credit protection
	Notional amount of credit	purchased with identical underlying
	protection sold	amount	Net position
CDS	(6,829)	2,661	(4,168)
TRS	(1,671)	-	(1,671)
Total	(8,500)	2,661	(5,839)

Performance	F-57

Annual Report 2015

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2015
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	254,404	-	254,404	(2,569)	-	251,835
Derivatives	26,755	-	26,755	(8,150)	-	18,605

	12/31/2014
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	208,918	-	208,918	-	-	208,918
Derivatives	15,039	(883)	14,156	(4,059)	-	10,097

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2015
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	336,643	-	336,643	(22,158)	-	314,485
Derivatives	31,071	-	31,071	(8,150)	(24)	22,897

	12/31/2014
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized financial	Gross amount offset in the	presented in the statement of	position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	288,683	-	288,683	(14,382)	-	274,301
Derivatives	17,350	-	17,350	(4,059)	(55)	13,236

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

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

Performance	F-58

Annual Report 2015

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at BM&FBOVESPA and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Reais and Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in Dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on BM&FBOVESPA, related to highly probable forecast transactions denominated in Dollars and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and the an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of highly probable forecast transactions: Protecting the risk associated to variation in the amount of commitments, when measured in Reais (parent company’s functional currency) arising from variations in foreign exchange rates.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

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

All hedge relationships were designated between 2008 and 2015. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.
•	Hedge of redeemable preferred shares: interest paid/received every half year.
•	Hedge of highly probable forecast transactions: foreign exchange amount paid /received on future dates.
•	Hedge of Syndicated Loan: interest paid/received daily.
•	Hedge of asset transactions: interest paid/received monthly.

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

Performance	F-59

Annual Report 2015

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

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

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed assets and liabilities expressed in UF (Chilean Unit of Accounts - CLF), and Euros and US Dollars, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.
•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

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

Hedge relationships were designated between 2012 and 2014, and maturities of related swaps will occur between 2016 and 2030. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Performance	F-60

Annual Report 2015

Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	12/31/2015		12/31/2014
	Accumulated		Accumulated
Hedge instruments	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate futures	2,947	80	793	45
Interest rate swap	-	-	66	-
NDF	16	-	-	-
Total	2,963	80	859	45

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

At 12/31/2015, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 452 (R$ (213) at 12/31/2014 and R$ (117) at 12/31/2013).

b) Hedge of a net investment in foreign operations

	12/31/2015		12/31/2014
	Accumulated		Accumulated
Hedge instrument	effective portion	Ineffective portion	effective portion	Ineffective portion
DDI futures	(11,728)	(6)	(4,641)	25
Forward	669	44	297	22
NDF	2,801	76	1,280	5
Financial assets	46	-	(14)	-
Total	(8,212)	114	(3,078)	52

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

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

c) Fair value hedge

	12/31/2015		12/31/2014
	Accumulated		Accumulated
Hedge instrument used	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate swap	(54)	3	(60)	-
Total	(54)	3	(60)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

Performance	F-61

Annual Report 2015

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	12/31/2015			12/31/2014
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	77,905	43	77,922	53,198	(92)	53,198
Hedge of redeemable preferred shares	-	-	-	1,044	66	1,044
Hedge of syndicated loan	8,200	(90)	8,200	5,578	(15)	5,578
Hedge of highly probable forecast transactions	1,125	16	1,125	81	-	83
Hedge of net investment in foreign operations (*)	21,927	(427)	12,815	14,764	296	8,858
Hedge of fixed rate loan operations	4,346	59	4,346	2,612	40	2,612
Hedge of structured funding	781	-	781	531	-	531
Hedge of assets transactions	7,405	(263)	7,876	-	-	-
Total	121,689	(662)	113,065	77,808	295	71,904
(*)	Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	13,324	28,185	25,779	6,460	1,402	2,755	-	77,905
Hedge of syndicated loan	-	8,200	-	-	-	-	-	8,200
Hedge of highly probable forecast transactions	1,125	-	-	-	-	-	-	1,125
Hedge of assets transactions	-	4,627	2,778	-	-	-	-	7,405
Hedge of fixed rate loan operations	339	276	474	898	88	447	1,824	4,346
Hedge of structured funding	781	-	-	-	-	-	-	781
Hedge of net investment in foreign operations (*)	21,927	-	-	-	-	-	-	21,927
Total	37,496	41,288	29,031	7,358	1,490	3,202	1,824	121,689
(*)	Classified as current, since instruments are frequently renewed.

	12/31/2014
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	12,542	6,278	14,718	18,082	1,500	78	-	53,198
Hedge of redeemable preferred shares	1,044	-	-	-	-	-	-	1,044
Hedge of syndicated loan	-	-	5,578	-	-	-	-	5,578
Hedge of highly probable forecast transactions	81	-	-	-	-	-	-	81
Hedge of fixed rate loan operations	-	257	209	161	575	382	1,028	2,612
Hedge of structured funding	-	531	-	-	-	-	-	531
Hedge of net investment in foreign operations (*)	14,764	-	-	-	-	-	-	14,764
Total	28,431	7,066	20,505	18,243	2,075	460	1,028	77,808
(*)	Classified as current, since instruments are frequently renewed.

Performance	F-62

Annual Report 2015

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2015			12/31/2014
		Accumulated gain /			Accumulated gain /
		(loss) reflected in other			(loss) reflected in other
	Cost	comprehensive income	Fair value	Cost	comprehensive income	Fair value
Investment funds	218	-	218	136	5	141
Brazilian external debt bonds (1b)	19,843	(2,531)	17,312	11,247	(13)	11,234
Brazilian government securities (1a)	12,702	(906)	11,796	14,791	(400)	14,391
Government securities – abroad (1c)	9,942	(59)	9,883	8,692	(73)	8,619
Belgium	-	-	-	57	-	57
Chile	1,409	(2)	1,407	1,128	(9)	1,119
Korea	1,626	-	1,626	1,782	-	1,782
Denmark	2,548	-	2,548	2,699	-	2,699
Spain	1,060	-	1,060	783	-	783
United States	2,028	(6)	2,022	726	-	726
France	-	-	-	131	2	133
Netherlands	122	-	122	149	2	151
Italy	-	-	-	70	-	70
Paraguay	955	(43)	912	911	(62)	849
Uruguay	185	(7)	178	249	(6)	243
Other	9	(1)	8	7	-	7
Corporate securities (1d)	47,380	(544)	46,836	43,917	58	43,975
Shares	706	222	928	1,982	17	1,999
Rural product note	1,176	(46)	1,130	1,431	(23)	1,408
Bank deposit certificates	1,576	(3)	1,573	1,281	-	1,281
Securitized real estate loans	2,244	(207)	2,037	2,489	33	2,522
Debentures	23,153	(318)	22,835	20,187	58	20,245
Eurobonds and others	10,180	(68)	10,112	6,672	35	6,707
Financial bills	6,893	(47)	6,846	8,063	(58)	8,005
Promissory notes	1,060	(69)	991	1,398	(1)	1,397
Other	392	(8)	384	414	(3)	411
Total (2)	90,085	(4,040)	86,045	78,783	(423)	78,360
(1)	Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 1,755 (R$ 10,321 at 12/31/2014), b) R$ 14,135 (R$ 2,081 at 12/31/2014), c) R$ 8 (R$ 8 at 12/31/2014) and d)R$ 808 (R$ 9,840 at 12/31/2014), totaling R$ 16,706 (R$ 22,250 at 12/31/2014);
(2)	In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

Performance	F-63

Annual Report 2015

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2015		12/31/2014
	Cost	Fair value	Cost	Fair value
Current	22,754	22,923	22,176	22,220
Non-stated maturity	923	1,145	2,118	2,141
Up to one year	21,831	21,778	20,058	20,079
Non-current	67,331	63,122	56,607	56,140
From one to five years	35,739	35,098	29,853	29,743
From five to ten years	17,041	15,682	12,779	12,650
After ten years	14,551	12,342	13,975	13,747
Total	90,085	86,045	78,783	78,360

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2015	12/31/2014
	Amortized cost	Amortized cost
Corporate securities	15,661	13,549
Brazilian external debt bonds (1)	14,788	10,304
Brazilian government securities	11,721	10,555
Government securities – abroad	15	26
Total (2)	42,185	34,434
(1)	Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were R$ 9,460 (R$ 6,102 at 12/31/2014).
(2)	In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 3,758 (R$ 2,347 from 01/01 to 12/31/2014 and R$ 486 from 01/01 to 12/31/2013).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	12/31/2015	12/31/2014
	Amortized cost	Amortized cost
Current	661	980
Up to one year	661	980
Non-current	41,524	33,454
From one to five years	14,500	13,609
From five to ten years	18,870	11,582
After ten years	8,154	8,263
Total	42,185	34,434

Performance	F-64

Annual Report 2015

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2015	12/31/2014
Individuals	187,220	185,953
Credit card	58,542	59,321
Personal loan	28,396	27,953
Payroll loans	45,434	40,525
Vehicles	20,058	29,047
Mortgage loans	34,790	29,107

Corporate	139,989	135,928

Small and medium businesses	78,576	79,912

Foreign loans - Latin America	68,463	50,638
Total loan operations and lease operations	474,248	452,431

Allowance for loan and lease losses	(26,844)	(22,392)

Total loan operations and lease operations, net of allowance for loan and lease losses	447,404	430,039

By maturity	12/31/2015	12/31/2014
Overdue as from 1 day	15,596	13,074
Falling due up to 3 months	128,389	128,365
Falling due more than 3 months but less than 1 year	111,083	111,092
Falling due after 1 year	219,180	199,900
Total loan operations and lease operations	474,248	452,431

By concentration	12/31/2015	12/31/2014
Largest debtor	4,615	4,032
10 largest debtors	27,173	23,646
20 largest debtors	40,831	35,325
50 largest debtors	63,797	58,180
100 largest debtors	85,167	79,617

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,882, R$ 1,623 and R$ 1,681 in interest and similar income as of 12/31/2015, 12/31/2014 and 12/31/2013, respectively, with the same impact on the allowance for loan and lease losses expenses.

Performance	F-65

Annual Report 2015

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

	Opening	Balance arising from the			Closing
	balance	aquisition of companies		Net increase /	balance
Composition of the carrying amount by class of assets	12/31/2014	(Note 2.4a I)	Write-offs	(Reversal)	12/31/2015
Individuals	13,385	-	(11,235)	12,567	14,717
Credit card	3,740	-	(4,055)	4,456	4,141
Personal loans	7,024	-	(5,221)	6,527	8,330
Payroll loans	1,107	-	(622)	834	1,319
Vehicles	1,469	-	(1,294)	699	874
Mortgage loans	45	-	(43)	51	53
Corporate	2,899	-	(4,321)	7,537	6,115
Small and medium businesses	5,373	-	(3,981)	3,761	5,153
Foreign loans - Latin America	735	-	(528)	652	859
Total	22,392	-	(20,065)	24,517	26,844

	Opening	Balance arising from the			Closing
	balance	aquisition of companies		Net increase /	balance
Composition of the carrying amount by class of assets	12/31/2013	(Note 2.4a I)	Write-offs	(Reversal)	12/31/2014
Individuals	13,853	-	(12,668)	12,200	13,385
Credit card	2,952	-	(3,784)	4,572	3,740
Personal loans	6,488	-	(5,150)	5,686	7,024
Payroll loans	1,133	-	(429)	403	1,107
Vehicles	3,245	-	(3,254)	1,478	1,469
Mortgage loans	35	-	(51)	61	45
Corporate	1,775	-	(672)	1,796	2,899
Small and medium businesses	6,085	-	(4,992)	4,280	5,373
Foreign loans - Latin America	522	-	(343)	556	735
Total	22,235	-	(18,675)	18,832	22,392

	Opening	Balance arising from the			Closing
	balance	aquisition of companies		Net increase /	balance
Composition of the carrying amount by class of assets	12/31/2012	(Note 2.4a I)	Write-offs	(Reversal)	12/31/2013
Individuals	14,844	435	(13,541)	12,115	13,853
Credit card	2,863	357	(3,513)	3,245	2,952
Personal loans	6,841	78	(6,247)	5,816	6,488
Payroll loans	867	-	(480)	746	1,133
Vehicles	4,227	-	(3,263)	2,281	3,245
Mortgage loans	46	-	(38)	27	35
Corporate	1,356	-	(478)	897	1,775
Small and medium businesses	9,091	-	(7,573)	4,567	6,085
Foreign loans - Latin America	422	-	(177)	277	522
Total	25,713	435	(21,769)	17,856	22,235

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	12/31/2015	12/31/2014
Public sector	2	6
Industry and commerce	4,314	4,146
Services	6,001	3,682
Natural resources	922	391
Other sectors	18	16
Individuals	15,587	14,151
Total	26,844	22,392

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant (Note 2.4g VIII).

Performance	F-66

Annual Report 2015

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2015						12/31/2014
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	11,339	5,528	128,650	587	139,989	6,115	3,749	1,731	132,179	1,168	135,928	2,899

II- Collectively evaluated

Individuals	11,579	6,587	175,641	8,130	187,220	14,717	9,727	5,641	176,226	7,744	185,953	13,385
Credit card	4,072	2,436	54,470	1,705	58,542	4,141	3,332	1,944	55,989	1,796	59,321	3,740
Personal loans	5,049	3,442	23,347	4,888	28,396	8,330	3,886	2,619	24,067	4,405	27,953	7,024
Payroll loans	1,242	227	44,192	1,092	45,434	1,319	626	163	39,899	944	40,525	1,107
Vehicles	880	459	19,178	415	20,058	874	1,633	897	27,414	572	29,047	1,469
Mortgage loans	336	23	34,454	30	34,790	53	250	18	28,857	27	29,107	45

Small and medium businesses	3,564	2,545	75,012	2,608	78,576	5,153	3,225	2,640	76,687	2,733	79,912	5,373

Foreign loans - Latin America	675	313	67,788	546	68,463	859	505	267	50,133	468	50,638	735

Total	27,157	14,973	447,091	11,871	474,248	26,844	17,206	10,279	435,225	12,113	452,431	22,392

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

Performance	F-67

Annual Report 2015

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2015
	Minimum future	Future financial	Present
	payments	income	value
Current	3,075	(794)	2,281
Up to 1 year	3,075	(794)	2,281
Non-current	3,402	(1,050)	2,352
From 1 to 5 years	3,172	(1,014)	2,158
Over 5 years	230	(36)	194
Total	6,477	(1,844)	4,633

	12/31/2014
	Minimum future	Future financial	Present
	payments	income	value
Current	4,109	(713)	3,396
Up to 1 year	4,109	(713)	3,396
Non-current	4,133	(1,089)	3,044
From 1 to 5 years	3,947	(1,061)	2,886
Over 5 years	186	(28)	158
Total	8,242	(1,802)	6,440

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 176 (R$ 302 at 12/31/2014).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2015 and December 31, 2014:

	12/31/2015				12/31/2014
	Assets		Liabilities (*)		Assets		Liabilities (*)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,806	2,763	2,805	2,752	1,106	1,106	1,106	1,106
Individuals – mortgage loan	2,849	2,849	2,849	2,849	3,439	3,433	3,438	3,418
Total	5,655	5,612	5,654	5,601	4,545	4,539	4,544	4,524

(*) Under Interbank Market Debt.

Performance	F-68

Annual Report 2015

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest %
	at 12/31/2015		12/31/2015
				Other
			Stockholders’	Comprehensive			Equity in
	Total	Voting	equity	Income	Net income	Investment	earnings	Market value (g)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,931	(26)	708	2,464	289	2,830
BSF Holding S.A. (c)	49.00	49.00	1,561	-	447	1,348	219	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	3,213	12	674	475	102	-
Other (e)	-	-	-	-	-	106	12	-
Joint Ventures - Other (f)	-	-	-	-	-	6	(2)	-
Total	-	-	-	-	-	4,399	620	-

	Interest %
	at 12/31/2014		12/31/2014						12/31/2013
				Other
			Stockholders’	comprehensive			Equity in		Equity in
	Total	Voting	equity	income	Net income	Investment	earnings	Market value (g)	earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,647	7	492	2,357	196	2,988	466
BSF Holding S.A.(c)	49.00	49.00	1,232	-	413	1,187	202	-	104
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,016	-	890	445	134	-	12
Other (e)	-	-	-	-	-	97	36	-	15
Joint Ventures - Other
MCC Securities Inc.(h)	-	-	-	-	-	-	-	-	2
Other (f)	-	-	-	-	-	4	(3)	-	4
Total	-	-	-	-	-	4,090	565	-	603

(a) For purpose of recording the participation in earnings, at 12/31/2015 the position at 11/30/2015 was used and at 12/31/2014 the position at 11/30/2014 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 776 at 12/31/2015 and R$ 791 at 12/31/2014 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 12/31/2015 which correspond to goodwill.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) At 12/31/2015, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.39% total and voting capital ), Rias Redbanc S.A. (25% total and voting capital; 20% at 12/31/2014), Tecnologia Bancária S.A. (24.91% total capital and voting capital). Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital) company settled in 12/30/2014.

(f) At 12/31/2015, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital) and includes income not arising from profit subsidiaries.

(g) Disclosed only for public companies.

(h)The total investment was purchased in August 2014. – Note 3a.

At 12/31/2015, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 240 (R$ 336 at 12/31/2014 and R$ 175 at 12/31/2013); IRB - Brasil Resseguros S.A. in the amount of R$ 73 (R$ 46 at 12/31/2014) and BSF Holding S.A in the amount of R$ 58.

Performance	F-69

Annual Report 2015

b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	12/31/2015	12/31/2014	12/31/2013
Total Assets (*)	20,183	17,812	17,131
Total Liabilities (*)	11,477	9,917	10,072
Total Income (*)	22,083	6,907	3,860
Total Expenses (*)	(20,255)	(5,112)	(2,394)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,690 (R$ 12,933 at 12/31/2014) related to assets, R$ 11,477 (R$ 9,917 at 12/31/2014) related to liabilities, R$ 20,928 (R$ 5,852 at 12/31/2014) related to income and of R$ (20,254) (R$ (4,962) at 12/31/2014) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 517 (R$ 804 at 12/31/2014).

The table below shows the total future minimum payments:

	12/31/2015	12/31/2014
Current	491	394
Up to 1 year	491	394
Non-current	26	410
From 1 to 5 years	26	410
Total future minimum payments	517	804
(-) Future interest	-	-
Present value	517	804

b)	Operating leases

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

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 1,102 from 01/01 to 12/31/2015 (R$ 1,018 from 01/01 to 12/31/2014 and R$ 933 from 01/01 to 12/31/2013).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2015	12/31/2014
Current	1,267	1,199
Up to 1 year	1,267	1,199
Non-current	5,028	4,213
From 1 to 5 years	4,043	3,539
Over 5 years	985	674
Total future minimum payments	6,295	5,412

Performance	F-70

Annual Report 2015

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed Assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200
Acquisitions	198	-	6	139	75	141	824	83	1,466
Disposal	-	(6)	(13)	(112)	182	(68)	(533)	(5)	(555)
Exchange variation	-	3	35	81	6	8	6	6	145
Transfers	(1,681)	-	777	63	422	-	419	-	-
Other	(2)	-	1	34	-	(22)	82	1	94
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350

Depreciation
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Accumulated depreciation	-	-	(74)	(257)	(129)	(93)	(1,057)	(78)	(1,688)
Disposal	-	-	9	109	(183)	13	489	3	440
Exchange variation	-	-	(6)	(27)	(2)	1	(7)	(3)	(44)
Other	-	-	2	(1)	(8)	4	(25)	-	(28)
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	792	1,008	1,262	743	960	396	3,079	301	8,541
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 59, achievable by 2016 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Performance	F-71

Annual Report 2015

		Real estate in use (2)		Other fixed assets
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	948	1,019	2,236	1,283	1,043	925	6,279	725	14,458
Acquisitions	1,485	3	11	169	117	74	2,045	62	3,966
Disposal	-	(1)	(6)	(163)	(9)	(89)	(829)	(5)	(1,102)
Exchange variation	-	-	(7)	22	4	(12)	4	(11)	-
Transfers	(157)	-	-	157	-	-	-	-	-
Other	1	(10)	(14)	-	(39)	18	(80)	2	(122)
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200

Depreciation
Balance at 12/31/2013	-	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	-	(58)	(247)	(85)	(79)	(1,098)	(74)	(1,641)
Disposal	-	-	3	162	2	60	768	4	999
Exchange variation	-	-	-	1	2	12	(13)	-	2
Other	-	-	11	(3)	1	(10)	35	2	36
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)

Impairment
Balance at 12/31/2013	-	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	9	-	-	9
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	2,274	1,011	525	714	597	415	2,881	294	8,711
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 67, achievable by 2016 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Performance	F-72

Annual Report 2015

		Real estate in use (2)		Other fixed assets
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed Assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2012	356	1,029	2,237	1,186	872	877	5,480	606	12,643
Acquisitions	735	-	22	148	183	66	1,262	118	2,534
Disposal	-	(8)	(13)	(211)	(11)	(15)	(474)	(3)	(735)
Exchange variation	(7)	-	2	7	4	(3)	9	3	15
Transfers	(136)	-	-	136	-	-	-	-	-
Other	-	(2)	(12)	17	(5)	-	2	1	1
Balance at 12/31/2013	948	1,019	2,236	1,283	1,043	925	6,279	725	14,458

Depreciation
Balance at 12/31/2012	-	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Accumulated depreciation	-	-	(70)	(235)	(80)	(83)	(987)	(67)	(1,522)
Disposal	-	-	10	209	7	7	430	2	665
Exchange variation	-	-	-	(2)	3	9	(11)	-	(1)
Other	-	-	16	(26)	(11)	(3)	2	1	(21)
Balance at 12/31/2013	-	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)

Impairment
Balance at 12/31/2012	-	-	-	-	-	(9)	-	-	(9)
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2013	-	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 12/31/2013	946	1,019	585	616	604	431	2,049	314	6,564
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 1,212, achievable by 2016 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate;
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Performance	F-73

Annual Report 2015

Note 16 - Intangible assets

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Acquisitions	109	39	410	489	15	1,062
Terminated agreements/ write off	(169)	(195)	(134)	(14)	(4)	(516)
Exchange variation	-	-	109	-	185	294
Other	(2)	(17)	12	-	(27)	(34)
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047

Amortization (2)
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Amortization expense	(213)	(144)	(358)	(138)	(287)	(1,140)
Terminated agreements/ write off	169	144	134	-	-	447
Exchange variation	-	-	(51)	-	(150)	(201)
Other	-	7	3	(1)	244	253
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)

Impairment (3)
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Additions / assumptions	-	-	-	(4)	-	(4)
Write off	-	-	-	-	-	-
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)

Book value
Balance at 12/31/2015	387	1,077	1,172	3,041	618	6,295
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 281, achievable by 2016 (Note 36 - Off balance seet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4l.

Performance	F-74

Annual Report 2015

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	109	36	393	651	10	1,199
Terminated agreements / write off	(214)	(104)	(201)	(10)	(300)	(829)
Exchange variation	-	(2)	(23)	-	43	18
Other	7	(36)	(43)	-	19	(53)
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241

Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(225)	(157)	(324)	(66)	(131)	(903)
Terminated agreements / write off	204	81	201	-	119	605
Exchange variation	-	-	10	-	(34)	(24)
Other	-	(5)	63	-	249	307
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)

Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions / assumptions	-	-	-	(8)	-	(8)
Reversals	-	25	-	-	-	25
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)

Book value
Balance at 12/31/2014	493	1,243	1,047	2,709	642	6,134
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 508, achievable by 2016 (Note 36 - Off balance seet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4l.

Performance	F-75

Annual Report 2015

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	Up to 9	Up to 5	20%	20%	10 to 20%

Cost
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Acquisitions	195	340	382	820	298	2,035
Terminated agreements/ write off	(527)	(83)	(161)	(178)	(1)	(950)
Exchange variation	-	1	(10)	-	39	30
Other	-	97	(108)	-	(5)	(16)
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906

Amortization (2)
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)
Amortization expense	(273)	(137)	(291)	(36)	(74)	(811)
Terminated agreements/ write off	519	68	158	-	1	746
Exchange variation	-	-	14	-	(25)	(11)
Other	-	(9)	132	-	10	133
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)

Impairment (3)
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Additions / assumptions	-	(27)	-	(6)	-	(33)
Reversals	-	3	-	-	-	3
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)

Book value
Balance at 12/31/2013	612	1,405	971	2,142	667	5,797
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 760, achievable by 2016 (Note 36 - Off balance seet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4l.

Performance	F-76

Annual Report 2015

Note 17 - Deposits

The table below shows the breakdown of deposits:

	12/31/2015			12/31/2014
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	171,527	59,991	231,518	180,207	65,833	246,040
Time deposits	45,994	59,256	105,250	43,136	65,330	108,466
Interbank deposits	14,214	735	14,949	18,622	503	19,125
Savings deposits	111,319	-	111,319	118,449	-	118,449
Non-interest bearing deposits	61,092	-	61,092	48,733	-	48,733
Demand deposits	61,092	-	61,092	48,733	-	48,733
Total	232,619	59,991	292,610	228,940	65,833	294,773

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2015	12/31/2014
Structured notes
Shares	57	73
Debt securities	355	447
Total	412	520

The effect of the changes in credit risk of these instruments is not significant at 12/31/2015 and 12/31/2014.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2015	12/31/2014
	Cost / Fair value	Cost / Fair value
Current - up to one year	34	220
Non-current	378	300
From one to five years	364	122
From five to ten years	5	149
After ten years	9	29
Total	412	520

Performance	F-77

Annual Report 2015

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Securities sold under repurchase agreements	181,198	155,445	336,643	152,093	136,590	288,683
Transactions backed by own financial assets (*)	64,955	155,445	220,400	76,343	136,590	212,933
Transactions backed by third party financial assets	116,243	-	116,243	75,750	-	75,750
Interbank market debt	80,547	76,339	156,886	68,818	53,768	122,586
Mortgage notes	31	108	139	32	111	143
Real estate credit bills	12,441	2,011	14,452	10,395	437	10,832
Agribusiness credit bills	6,695	7,080	13,775	5,229	2,582	7,811
Financial credit bills	3,860	14,636	18,496	6,284	4,361	10,645
Import and export financing	45,633	19,933	65,566	27,916	15,465	43,381
On-lending - domestic	11,884	26,920	38,804	18,942	26,288	45,230
Liabilities from transactions related to credit assignments (Note 12d)	3	5,651	5,654	20	4,524	4,544
(*)	It includes R$ 152,215 (R$ 139,910 at 12/31/2014) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	49% of CDI to 17.36%	0.48% to 3.84%
Mortgage notes	-	3% to 7%
Real estate credit bills	81% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	70% to 98% of CDI	-
Import and export financing	2.5% to 6.0%	0.3% to 18%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 13.17%	0.3% to 18%

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 49% CDI to 17.36%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Subordinated debt (1)	10,209	55,576	65,785	2,832	52,785	55,617
Foreign borrowing through securities	4,757	19,431	24,188	3,142	12,250	15,392
Structured Operations Certificates (2)	893	3,052	3,945	1,080	1,153	2,233
Total	15,859	78,059	93,918	7,054	66,188	73,242

(1)  At 12/31/2015, the amount of R$ 64,861 (R$ 53,865 at 12/31/2014) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2)  As at December 31, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 4,510.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.7% to IGPM + 7.7%	5.1% to 6.2%
Foreign borrowing through securities	0.89% to 12.73%	0.091% to 27.75%
Structured Operations Certificates	IPA + 2.59% to 16.27%	-

Performance	F-78

Annual Report 2015

Note 20 - Other assets and liabilities

a)	Other assets

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial (1)	41,546	11,960	53,506	40,984	12,665	53,649
Receivables from credit card issuers	25,191	-	25,191	24,203	-	24,203
Insurance and reinsurance operations	1,367	-	1,367	1,388	-	1,388
Deposits in guarantee for contingent liabilities (Note 32)	2,131	10,502	12,633	2,128	11,478	13,606
Deposits in guarantee for foreign borrowing program	409	-	409	624	-	624
Negotiation and intermediation of securities	7,725	-	7,725	3,964	-	3,964
Receivables from reimbursement of contingent liabilities (Note 32c)	335	758	1,093	53	623	676
Receivables from services provided	2,333	149	2,482	2,394	81	2,475
Rights receivable from sales operations or transfer of financial assets	-	-	-	5,894	-	5,894
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	551	551	-	483	483
Foreign exchange portfolio	444	-	444	-	-	-
Operations without credit granting characteristics	1,611	-	1,611	336	-	336
Non-financial	7,005	4,606	11,611	10,906	3,015	13,921
Prepaid expenses	2,196	1,012	3,208	3,594	434	4,028
Retirement plan assets (Notes 29c and d)	-	2,183	2,183	-	2,456	2,456
Sundry domestic	602	-	602	1,862	-	1,862
Premiums from loan operations	814	850	1,664	2,371	-	2,371
Sundry foreign	1,542	550	2,092	2,058	125	2,183
Other	1,851	11	1,862	1,021	-	1,021

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

b)	Other liabilities

	12/31/2015			12/31/2014
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial	68,478	237	68,715	69,610	1,882	71,492
Credit card operations	56,143	-	56,143	58,596	-	58,596
Foreign exchange portfolio	-	-	-	784	-	784
Negotiation and intermediation of securities	10,920	177	11,097	5,749	1,439	7,188
Finance leases (Note 14a)	491	26	517	394	410	804
Funds from consortia participants	45	-	45	30	-	30
Liabilities from sales operations or transfer of financial assets	-	-	-	3,477	33	3,510
Other	879	34	913	580	-	580
Non-financial	24,975	812	25,787	22,612	1,048	23,660
Collection and payment of taxes and contributions	239	-	239	226	-	226
Sundry creditors - domestic	1,681	75	1,756	1,680	48	1,728
Funds in transit	10,893	-	10,893	8,906	-	8,906
Provision for sundry payments	1,944	199	2,143	2,161	378	2,539
Social and statutory	5,110	-	5,110	4,678	41	4,719
Related to insurance operations	253	-	253	260	-	260
Liabilities for official agreements and rendering of payment services	808	-	808	933	-	933
Provision for retirement plan benefits (Note 29c and e)	-	491	491	-	516	516
Personnel provision	1,336	47	1,383	1,317	65	1,382
Provision for health insurance	716	-	716	685	-	685
Deferred income	1,909	-	1,909	1,386	-	1,386
Other	86	-	86	380	-	380

Performance	F-79

Annual Report 2015

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved an increase of subscribed and paid-up capital by R$ 10,148, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus share. Bonus shares started being traded on 07/17/2015 and the process was approved by the Central Bank on 06/25/2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 85,148 (R$ 75,000 at 12/31/2014), of which R$ 58,283 (R$ 51,563 at 12/31/2014) refers to stockholders resident in Brazil and R$ 26,864 (R$ 23,437 at 12/31/2014) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2015
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares – ESM of 04/29/2015 – made effective on 06/25/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Treasury shares at 12/31/2014 (1)	2,541	53,828,551	53,831,092	(1,328)
Purchase of shares	-	111,524,800	111,524,800	(3,324)
Exercised options – granting of stock options	-	(5,873,741)	(5,873,741)	4
Disposals – stock option plan	-	(5,342,874)	(5,342,874)	295
Bonus Shares – ESM of 04/29/2015	254	8,425,914	8,426,168	-
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Outstanding shares at 12/31/2015	3,047,037,403	2,874,313,101	5,921,350,504
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748

	12/31/2014
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,752,543,169	1,082,328,262	3,834,871,431
Residents abroad at 12/31/2013	17,493,375	1,678,467,875	1,695,961,250
Shares of capital stock at 12/31/2013	2,770,036,544	2,760,796,137	5,530,832,681
Bonus shares - ESM of 04/23/2014 – made effective on 06/06/2014	277,003,654	276,079,614	553,083,268
Shares of capital stock at 12/31/2014	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 12/31/2014	3,034,554,303	1,148,179,276	4,182,733,579
Residents abroad at 12/31/2014	12,485,895	1,888,696,475	1,901,182,370
Treasury shares at 12/31/2013 (1)	2,541	75,753,711	75,756,252	(1,854)
Purchase of shares	-	1,100,000	1,100,000	(35)
Exercised options - granting of stock options	-	(19,003,419)	(19,003,419)	413
Disposals – stock option plan	-	(4,978,546)	(4,978,546)	148
Bonus shares - ESM of 04/23/2014 – made effective on 06/06/2014	254	6,339,660	6,339,914	-
Treasury shares at 12/31/2014 (1)	2,795	59,211,406	59,214,201	(1,328)
Outstanding shares at 12/31/2014 (2)	3,047,037,403	2,977,664,345	6,024,701,748
Outstanding shares at 12/31/2013 (2)	3,047,037,403	2,953,546,669	6,000,584,072

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 06/25/2015.

Performance	F-80

Annual Report 2015

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 12/31/2015
Cost / market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	28.80
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.78
Market value at 12/31/2015	24.58	26.33

	01/01 to 12/31/2014
Cost / market value	Common	Preferred
Minimum	-	31.03
Weighted average	-	31.59
Maximum	-	31.88
Treasury shares
Average cost	7.25	22.43
Market value at 12/31/2014	32.30	34.60

Performance	F-81

Annual Report 2015

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	12/31/2015	12/31/2014	12/31/2013
Statutory net income	21,084	17,392	11,661
Adjustments:
(-) Legal reserve	(1,054)	(870)	(583)
Dividend calculation basis	20,030	16,522	11,078
Mandatory dividend - 25%	5,007	4,130	2,769
Dividends and interest on capital – paid / provisioned for	7,305	6,635	5,095

Payments / provision for interest on capital and dividends

	12/31/2015
	Gross	WHT	Net
Paid / prepaid	3,002	(311)	2,691
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2015	932	-	932
Interest on capital - R$ 0.3460 per share paid on 08/25/2015	2,070	(311)	1,759

Declared until 12/31/2015 (recorded in other liabilities)	2,502	(186)	2,316
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2015	89	-	89
Dividends - R$ 0.1980	1,173		1,173
Interest on capital - R$ 0.2090 per share, credited on 12/30/2015, paid by 04/30/2016	1,240	(186)	1,054

Declared after 12/31/2015 (Recorded in Revenue Reserves - Dividends equalization)	2,703	(405)	2,298
Interest on capital - R$ 0.4564 per share	2,703	(405)	2,298

Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,207	(902)	7,305

	12/31/2014
	Gross	WHT	Net
Paid / prepaid	2,637	(267)	2,370
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2014	857	-	857
Interest on capital - R$ 0.3256 per share paid on 08/25/2014	1,780	(267)	1,513

Declared until 12/31/2014 (recorded in other liabilities)	1,760	-	1,760
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82	-	82
Dividends - R$ 0.3063 per share	1,678	-	1,678

Declared after 12/31/2014 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,947	(442)	2,505
Interest on capital - R$ 0.5380 per share	2,947	(442)	2,505

Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344	(709)	6,635

Payments / provision for interest on capital and dividends

	12/31/2013
	Gross	WHT	Net
Paid / prepaid	2,162	(206)	1,956
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2013	786	-	786
Interest on capital - R$ 0.2774 per share paid on 08/21/2013	1,376	(206)	1,170

Declared until 12/31/2013 (recorded in other liabilities)	1,084	(152)	933
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2014	74	-	74
Interest on capital - R$ 0.2036 per share, credited on 12/30/2013, paid on 02/28/2014	1,010	(152)	859

Declared after 12/31/2013 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,596	(389)	2,207
Interest on capital - R$ 0.5236 per share	2,596	(389)	2,207

Total from 01/01 to 12/31/2013 - R$ 1.0340 net per share	5,842	(747)	5,095

Performance	F-82

Annual Report 2015

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	12/31/2015	12/31/2014	12/31/2013
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Revenue reserves	9,782	7,925	13,183
Legal (2)	6,895	5,841	4,971
Statutory	9,461	7,775	13,615
Dividends equalization (3)	3,355	2,885	3,901
Working capital increase (4)	1,655	1,162	3,003
Increase in capital of investees (5)	4,451	3,728	6,711
Corporate reorganizations (Note 2.4 a III)	(9,277)	(8,638)	(7,999)
Unrealized profits (6)	2,703	2,947	2,596
Total reserves at parent company	10,067	8,210	13,468
(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Performance	F-83

Annual Report 2015

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 12/31/2015, the accounting effect of the share-based payment in income was R$ (734) (R$ (441) from 01/01 to 12/31/2014 and R$ (322) from 01/01 to 12/31/2013).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Performance	F-84

Annual Report 2015

Summary of changes in the plan

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,062,437)	40.08
Exercised	(151,358)	24.32	34.36
Balance at 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Range of exercise prices
Granting 2008-2009		26.34 - 40.28
Granting 2010-2012		23.88 - 42.79
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2013	71,848,530	29.86
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding but not exercisable	35,840,257	32.95
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,531,443)	31.80
Exercised	(15,154,975)	27.28	33.39
Opening balance 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Range of exercise prices
Granting 2006-2009		23.80 - 39.87
Granting 2010-2012		23.88 - 38.66
Weighted average of the remaining contractual life (in years)	2.56

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2012	78,845,712	28.45
Options exercisable at the end of the period	25,971,551	28.80
Options outstanding but not exercisable	52,874,161	28.29
Options:
Granted	616,298	23.88
Canceled / Forfeited (*)	(3,022,248)	32.57
Exercised	(4,591,232)	25.68	30.40
Opening balance 12/31/2013	71,848,530	30.30
Options exercisable at the end of the period	36,008,273	27.65
Options outstanding but not exercisable	35,840,257	32.95
Range of exercise prices
Granting 2006-2009		22.95 - 38.56
Granting 2010-2012		23.88 - 37.30
Weighted average of the remaining contractual life (in years)	3.57

(*) Refers to non-exercise based on the beneficiary’s decision.

Performance	F-85

Annual Report 2015

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 29.22 per share at 12/31/2015 (R$ 29.65 per share at 12/31/2014 and R$ 28.20 per share at 12/31/2013).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform to this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,541
Cancelled	(808,809)
Exercised	(5,722,383)
Balance at 12/31/2015	30,605,777
Weighted average of remaining contractual life (years)	2.02

Quantity
Balance at 12/31/2013	20,187,002
New granted	12,107,909
Cancelled	(1,712,039)
Exercised	(3,848,444)
Balance at 12/31/2014	26,734,428
Weighted average of remaining contractual life (years)	2.05

Quantity
Balance at 12/31/2012	19,002,047
New granted	6,287,169
Cancelled	(718,857)
Exercised	(4,383,357)
Balance at 12/31/2013	20,187,002
Weighted average of remaining contractual life (years)	2.05

Performance	F-86

Annual Report 2015

III-	Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 31.24 per share at 12/31/2015 (R$ 25.33 per share at 12/31/2014 and R$ 25.91 per share at 12/31/2013).

Change in variable compensation in shares
Quantity
Opening balance 12/31/2014	15,901,823
New	12,538,652
Delivered	(7,551,031)
Cancelled	(593,468)
Balance at 12/31/2015	20,295,976

Change in variable compensation in shares
Quantity
Opening balance 12/31/2013	8,290,751
New	11,002,630
Delivered	(2,954,758)
Cancelled	(436,800)
Balance at 12/31/2014	15,901,823

Change in variable compensation in shares
Quantity
Opening balance 12/31/2012	-
New	8,368,685
Delivered	(35,790)
Cancelled	(42,144)
Balance at 12/31/2013	8,290,751

Performance	F-87

Annual Report 2015

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a)	Interest and similar income

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Central Bank compulsory deposits	5,748	5,904	4,314
Interbank deposits	1,628	1,286	583
Securities purchased under agreements to resell	27,572	17,929	12,630
Financial assets held for trading	19,826	15,128	10,860
Available-for-sale financial assets	8,979	7,272	5,067
Held-to-maturity financial assets	3,758	2,347	486
Loan and lease operations	79,392	69,248	59,546
Other financial assets	886	1,001	641
Total	147,789	120,115	94,127

b)	Interest and similar expense

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Deposits	(13,587)	(12,064)	(9,802)
Securities sold under repurchase agreements	(32,879)	(26,771)	(16,865)
Interbank market debt	(7,970)	(14,404)	(6,245)
Institutional market debt	(8,030)	(10,695)	(9,971)
Financial expense from technical reserves for insurance and private pension	(12,556)	(8,987)	(3,436)
Other	(42)	(56)	(42)
Total	(75,064)	(72,977)	(46,361)

c)	Net gain (loss) on investment securities and derivatives

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Financial assets held for trading	(3,158)	41	(2,736)
Derivatives (*)	(6,071)	119	(2,517)
Financial assets designated at fair value through profit or loss	51	32	15
Available-for-sale financial assets	(2,812)	(915)	(839)
Finacial liabilities held for trading	128	(1)	153
Total	(11,862)	(724)	(5,924)

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended 12/31/2015 and 12/31/2014, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

During the period ended 12/31/2015, ITAÚ UNIBANCO HOLDING recognized impairment losses on available-for-sale financial assets in the amount of R$ 1,533 (R$ 174 at 12/31/2014 and R$ 3 at 12/31/2013), recorded in the statement of income in the line Net gain (loss) on investment securities and derivatives.

Performance	F-88

Annual Report 2015

Note 24 - Banking service fees

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Current account services	8,815	7,725	6,450
Asset management fees	2,932	2,660	2,501
Collection commissions	1,250	1,279	1,213
Fees from credit card services	12,722	11,507	9,701
Fees for guarantees issued and credit lines	1,609	1,407	1,240
Brokerage commission	248	262	337
Other	1,876	1,502	1,270
Total	29,452	26,342	22,712

Note 25 - Other income

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures (*)	97	1,194	131
Recovery of expenses	210	207	110
Reversal of provisions	455	179	119
Program for Cash or Installment Payment of Federal Taxes (Note 32e)	65	158	624
Other	452	416	411
Total	1,279	2,154	1,395

(*) From 01/01 to 12/31/2014 refers basically to the profit on disposal of investment due from ISSC in the amount of R$ 1,151.

Performance	F-89

Annual Report 2015

Note 26 - General and administrative expenses

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Personnel expenses	(19,573)	(17,071)	(15,860)
Compensation	(7,982)	(7,046)	(6,503)
Payroll taxes	(2,540)	(2,364)	(2,181)
Welfare benefits	(2,472)	(2,133)	(1,983)
Retirement plans and post-employment benefits (Note 29)	(240)	33	7
Defined benefit	(78)	(30)	(37)
Defined contribution	(162)	63	44
Stock option plan (Note 22d)	(214)	(231)	(188)
Training	(202)	(186)	(185)
Employee profit sharing	(3,387)	(3,324)	(2,850)
Dismissals	(351)	(377)	(327)
Provision for labor claims (Note 32)	(2,185)	(1,443)	(1,650)
Administrative expenses	(15,112)	(14,325)	(13,257)
Data processing and telecommunications	(4,052)	(3,870)	(3,700)
Third party services	(4,044)	(4,189)	(3,215)
Installations	(1,022)	(924)	(964)
Advertising, promotions and publications	(1,095)	(972)	(1,361)
Rent	(1,289)	(1,216)	(1,100)
Transportation	(411)	(432)	(454)
Materials	(380)	(365)	(356)
Financial services	(614)	(544)	(496)
Security	(675)	(627)	(549)
Utilities	(418)	(289)	(248)
Travel	(212)	(204)	(194)
Other	(900)	(693)	(620)
Depreciation	(1,688)	(1,641)	(1,522)
Amortization	(910)	(827)	(808)
Insurance acquisition expenses	(1,138)	(1,214)	(1,147)
Other expenses	(9,205)	(7,472)	(7,320)
Expenses related to credit cards	(3,415)	(2,691)	(1,874)
Losses with third party frauds	(468)	(472)	(566)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(187)	(133)	(132)
Provision for civil lawsuits (Note 32)	(2,069)	(1,708)	(2,274)
Provision for tax and social security lawsuits	(1,361)	(971)	(1,311)
Refund of interbank costs	(262)	(229)	(227)
Other	(1,443)	(1,268)	(936)
Total	(47,626)	(42,550)	(39,914)

Performance	F-90

Annual Report 2015

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I - Demonstration of Income tax and social contribution expense calculation:

	01/01 to	01/01 to	01/01 to
Due on operations for the period	12/31/2015	12/31/2014	12/31/2013
Income before income tax and social contribution	18,265	28,808	20,865
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(7,611)	(11,523)	(8,346)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	176	109	243
Foreign exchange variation on assets and liabilities abroad	8,329	1,471	1,054
Interest on capital	2,585	1,738	1,619
Corporate reorganizations (Note 2.4 a III)	631	639	639
Dividends and interest on external debt bonds	271	311	172
Other nondeductible expenses net of non taxable income (*)	(13,346)	46	(2,884)
Income tax and social contribution expenses	(8,965)	(7,209)	(7,503)
Related to temporary differences
Increase (reversal) for the period	13,006	1,341	3,617
Increase (reversal) of prior periods	(71)	(1,079)	(457)
Increase in the social contribution tax rate (Note 27b III)	3,921	-	-
(Expenses)/Income related to deferred taxes	16,856	262	3,160
Total income tax and social contribution expenses	7,891	(6,947)	(4,343)

(*) Includes temporary (additions) and exclusions.

Performance	F-91

Annual Report 2015

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

		Realization /
	12/31/2014	reversal	Increase	12/31/2015
Reflected in income	32,513	(7,009)	23,407	48,911
Allowance for loan and lease losses	18,909	(2,319)	8,982	25,572
Related to income tax and social contribution tax carryforwards	5,430	(239)	1,464	6,655
Provision for contingent liabilities	4,298	(1,364)	2,451	5,385
Civil lawsuits	1,818	(624)	955	2,149
Labor claims	1,460	(382)	734	1,812
Tax and social security	1,009	(351)	762	1,420
Other	11	(7)	-	4
Goodwill on purchase of investments	721	(210)	-	511
Legal liabilities – tax and social security	394	(698)	812	508
Adjustments of operations carried out on the futures settlement market	3	(4)	1,254	1,253
Adjustment to market value of financial assets held for trading and derivatives	109	(109)	4,951	4,951
Provision related to health insurance operations	274	-	48	322
Other	2,375	(2,066)	3,445	3,754

Reflected in stockholders’ equity	4,106	(1,527)	1,674	4,253
Corporate reorganizations (Note 2.4 a III)	2,514	(631)	-	1,883
Adjustment to market value of available-for-sale securities	539	(142)	1,583	1,980
Cash flow hedge	50	-	87	137
Other	1,003	(754)	4	253
Total (1)(2)	36,619	(8,536)	25,081	53,164

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

		Realization /
	12/31/2013	reversal	Increase	12/31/2014
Reflected in income	35,043	(12,477)	9,947	32,513
Allowance for loan and lease losses	17,896	(4,889)	5,902	18,909
Related to income tax and social contribution tax carryforwards	6,137	(714)	7	5,430
Provision for contingent liabilities	3,973	(1,515)	1,840	4,298
Civil lawsuits	1,706	(435)	547	1,818
Labor claims	1,400	(894)	954	1,460
Tax and social security	849	(179)	339	1,009
Other	18	(7)	-	11
Goodwill on purchase of investments	1,515	(794)	-	721
Legal liabilities – tax and social security	1,479	(1,389)	304	394
Adjustments of operations carried out in futures settlement market	653	(662)	12	3
Adjustment to market value of financial assets held for trading and derivatives	439	(439)	109	109
Provision related to health insurance operations	262	-	12	274
Other	2,689	(2,075)	1,761	2,375

Reflected in stockholders’ equity	4,502	(915)	519	4,106
Corporate reorganizations (Note 2.4 a III)	3,153	(639)	-	2,514
Adjustment to market value of available-for-sale securities	814	(275)	-	539
Cash flow hedge	426	-	376	802
Other	109	(1)	143	251
Total (*)	39,545	(13,392)	10,466	36,619

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 and R$ 201.

Performance	F-92

Annual Report 2015

II- The provision for deferred tax liability balance and respective changes are as follows:

		Realization /
	12/31/2014	reversal	Increase	12/31/2015
Reflected in income	4,735	(1,801)	1,343	4,277
Depreciation in excess – finance lease	2,508	(1,021)	-	1,487
Adjustment of escrow deposits and contingent liabilities	876	(425)	679	1,130
Pension plans	336	(34)	34	336
Adjustments of operations carried out on the futures settlement market	4	(12)	59	51
Adjustment to market value of financial assets held for trading and derivatives	6	(6)	198	198
Taxation of results abroad – capital gains	563	(277)	-	286
Other	442	(26)	373	789
Reflected in stockholders’ equity accounts	956	(97)	945	1,804
Adjustment to market value of available-for-sale securities	132	(79)	-	53
Cash flow hedge	373	-	940	1,313
Provision for pension plan benefits	442	(18)	-	424
Other	9	-	5	14
Total (*)	5,691	(1,898)	2,288	6,081

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

		Realization /
	12/31/2013	reversal	Increase	12/31/2014
Reflected in income	7,527	(3,289)	497	4,735
Depreciation in excess – finance lease	4,165	(1,657)	-	2,508
Adjustment of escrow deposits and contingent liabilities	981	(155)	50	876
Pension plans	355	(118)	99	336
Adjustments of operations carried out on the futures settlement market	392	(388)	-	4
Adjustment to market value of financial assets held for trading and derivatives	157	(157)	6	6
Taxation of results abroad – capital gains	267	-	296	563
Other	1,210	(814)	46	442
Reflected in stockholders’ equity accounts	460	-	496	956
Adjustment to market value of available-for-sale securities	64	-	68	132
Cash flow hedge	84	-	289	373
Provision for pension plan benefits	311	-	131	442
Other	1	-	8	9
Total (*)	7,987	(3,289)	993	5,691

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,129 and R$ 201.

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2015, are:

	Deferred tax assets
			Tax loss / social						Net
	Temporary		contribution loss				Deferred tax		deferred
	differences	%	carryforwards	%	Total	%	liabilities	%	taxes	%
2016	14,911	32%	113	2%	15,024	28%	(1,080)	18%	13,944	30%
2017	6,895	15%	293	5%	7,188	14%	(924)	16%	6,264	13%
2018	6,732	14%	498	7%	7,230	14%	(1,297)	21%	5,933	13%
2019	6,778	15%	264	4%	7,042	13%	(387)	6%	6,655	14%
2020	2,287	5%	3,016	45%	5,303	10%	(427)	7%	4,876	10%
After 2020	8,906	19%	2,471	37%	11,377	21%	(1,966)	32%	9,411	20%
Total	46,509	100%	6,655	100%	53,164	100%	(6,081)	100%	47,083	100%
Present value (*)	40,660		5,230		45,890		(5,031)		40,859

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. The effect on the consolidated statement of income was R$ 3,921. There are no unrecorded deferred tax assets at 12/31/2015 and 12/31/2014.

Performance	F-93

Annual Report 2015

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

Net income attributable to owners of the parent company – basic earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2015	12/31/2014	12/31/2013
Net income	25,740	21,555	16,424
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(65)	(65)	(65)
Subtotal	25,675	21,490	16,359
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(67)	(67)	(67)
Subtotal	25,608	21,423	16,292

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	13,043	10,850	8,262
To preferred equity owners	12,565	10,573	8,030

Total net income available to common equity owners	13,110	10,917	8,329
Total net income available to preferred equity owners	12,630	10,638	8,095

Weighted average number of shares outstanding (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,935,346,437	2,969,406,420	2,961,435,158

Earnings per share - basic – R$
Common shares	4.30	3.58	2.73
Preferred shares	4.30	3.58	2.73

Net income attributable to owners of the parent company – diluted earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2015	12/31/2014	12/31/2013
Total net income available to preferred equity owners	12,630	10,638	8,095
Dividend on preferred shares after dilution effects	74	58	35
Net income available to preferred equity owners considering preferred shares after the dilution effect	12,704	10,696	8,130

Total net income available to ordinary equity owners	13,110	10,917	8,329
Dividend on preferred shares after dilution effects	(74)	(58)	(35)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	13,036	10,859	8,294

Adjusted weighted average of shares (Note 21a)
Common shares	3,047,037,403	3,047,037,403	3,047,037,403
Preferred shares	2,969,647,577	3,001,704,485	2,986,498,093
Preferred shares	2,935,346,437	2,969,406,420	2,961,435,158
Incremental shares from stock options granted under our share-based payment	34,301,140	32,298,065	25,062,935

Earnings per share - diluted – R$
Common shares	4.28	3.56	2.72
Preferred shares	4.28	3.56	2.72

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 7,110,702 preferred shares at 12/31/2015, 6,418,385 preferred shares at 12/31/2014 and 9,544,743 preferred shares at 12/31/2013.

Performance	F-94

Annual Report 2015

Note 29 – Post-employment benefits

As prescribed in IAS 19 (R1), we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit			Defined contribution			Other benefits			Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
Cost of current service	(68)	(74)	(103)	-	-	-	-	-	-	(68)	(74)	(103)
Net interest	(6)	(32)	2	219	196	180	(17)	(14)	(12)	196	150	170
Contribution (*)	-	-	-	(381)	(133)	(136)	-	-	-	(381)	(133)	(136)
Benefits paid	-	-	-	-	-	-	13	9	7	13	9	7
Total Amounts Recognized	(74)	(106)	(101)	(162)	63	44	(4)	(5)	(5)	(240)	(48)	(62)

(*) In 2015, includes a provision to settle the surplus of social security fund, in the amount of R$ 236. In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 207 (R$ 190 from 01/01 to 12/31/2014 and R$ 183 from 01/01 to 12/31/2013), of which R$ 144 (R$ 133 from 01/01 to 12/31/2014 and R$ 136 from 01/01 to 12/31/2013) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit			Defined contribution			Other benefits			Total
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
At the beginning of the period	(75)	(354)	-	(221)	(286)	-	(8)	7	-	(304)	(633)	-
Effects on asset ceiling	(103)	(453)	1,036	(38)	77	43	-	-	-	(141)	(376)	1,079
Remeasurements	133	732	(1,390)	(55)	(12)	(329)	(5)	(15)	7	73	705	(1,712)
Total Amounts Recognized	(45)	(75)	(354)	(314)	(221)	(286)	(13)	(8)	7	(372)	(304)	(633)

Performance	F-95

Annual Report 2015

a)	Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebegbenefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Performance	F-96

Annual Report 2015

c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	12/31/2015	12/31/2014	12/31/2013
Discount rate (1)	11.28% p.a.	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% p.a.	7.12% p.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% a.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2015 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables. The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Performance	F-97

Annual Report 2015

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	2016 Target
Fixed income securities	12,369	12,250	11,251	90.73%	91.16%	89.92%	53% to 100%
Variable income securities	537	641	709	3.94%	4.77%	5.67%	0% to 20%
Structured investments	27	22	18	0.20%	0.17%	0.14%	0% to 10%
Real estate	633	488	508	4.64%	3.63%	4.06%	0% to 7%
Loans to participants	67	37	26	0.49%	0.27%	0.21%	0% to 5%
Total	13,633	13,438	12,512	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 452 (R$ 554 at 12/31/2014 and R$ 596 at 12/31/2013), and real estate rented to Group companies, with a fair value of R$ 606 (R$ 455 at 12/31/2014 and R$ 474 at 12/31/2013).

Fair Value

The fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

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

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2015	12/31/2014	12/31/2013
1 - Net assets of the plans	13,633	13,438	12,512
2- Actuarial liabilities	(11,587)	(11,695)	(11,577)
3- Surplus (1-2)	2,046	1,743	935
4- Asset ceiling (*)	(2,134)	(1,847)	(1,293)
5- Net amount recognized in the balance sheet (3-4)	(88)	(104)	(358)
Amount recognized in assets (Note 20a)	224	242	222
Amount recognized in liabilities (Note 20b)	(312)	(346)	(580)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Performance	F-98

Annual Report 2015

V- Changes in the net amount recognized in the balance sheet:

	12/31/2015
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service	-	(68)	(68)	-	(68)
Net interest (1)	1,334	(1,151)	183	(189)	(6)
Benefits paid	(908)	908	-	-	-
Contributions of sponsors	60	-	60	-	60
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(103)	(103)
Remeasurements (2) (3)	(306)	419	113	5	118
Value end of the period	13,633	(11,587)	2,046	(2,134)	(88)

	12/31/2014
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(74)	(74)	-	(74)
Net interest (1)	1,178	(1,087)	91	(123)	(32)
Benefits paid	(780)	780	-	-	-
Contributions of sponsors	81	-	81	-	81
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(453)	(453)
Remeasurements (2) (3)	432	263	695	22	717
Value end of the period	13,438	(11,695)	1,743	(1,847)	(104)

	12/31/2013
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(103)	(103)	-	(103)
Net interest (1)	1,202	(1,025)	177	(175)	2
Benefits paid	(739)	739	-	-	-
Contributions of sponsors	68	-	68	-	68
Contributions of participants	16	-	16	-	16
Effects on asset ceiling	-	-	-	1,036	1,036
Remeasurements (2) (3)	(3,107)	1,718	(1,389)	(17)	(1,406)
Value end of the period	12,512	(11,577)	935	(1,293)	(358)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a. (At 01/01/2014 used by the discount rate of 9.72% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 1,028 (R$ 1,611 at 12/31/2014 and R$ (1,905) at 12/31/2013).

Performance	F-99

Annual Report 2015

During the period, the contributions made totaled R$ 60 (R$ 81 from 01/01 to 12/31/2014 and R$ 68 from 01/01 to 12/31/2013). The contribution rate increases based on the beneficiary’s salary.

In 2016, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 55.

The estimate for payment of benefits for the next 10 years is as follows:

Payment
Period	estimate
2016	949
2017	977
2018	1,009
2019	1,042
2020	1,083
2021 to 2025	5,935

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial		recognized in
	liabilities of the plan		Stockholders’ Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	566	4.92%	(281)
- Increase by 0.5%	(520)	(4.51)%	201

(*) Net of effects of asset ceiling

Performance	F-100

Annual Report 2015

d)	Defined contribution plans

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

I - Change in the net amount recognized in the Balance sheet:

	12/31/2015			12/31/2014			12/31/2013
	Pension plan		Recognized	Pension plan		Recognized	Pension plan		Recognized
	fund	Asset ceiling	amount	fund	Asset ceiling	amount	fund	Asset ceiling	amount
Value beginning of the period	2,438	(224)	2,214	2,361	(275)	2,086	2,646	(318)	2,328
Net interest	239	(20)	219	223	(27)	196	206	(26)	180
Contribution (Note 29)	(381)	-	(381)	(133)	-	(133)	(136)	-	(136)
Effects on asset ceiling	-	(38)	(38)	-	77	77	-	43	43
Remeasurements	(67)	12	(55)	(13)	1	(12)	(355)	26	(329)
Value end of the period (Note 20a)	2,229	(270)	1,959	2,438	(224)	2,214	2,361	(275)	2,086

e)	Other post-employment benefits

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

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I-	Change in the net amount recognized in the balance sheet:

	12/31/2015	12/31/2014	12/31/2013
At the beginning of the period	(170)	(146)	(148)
Interest cost	(17)	(14)	(12)
Benefits paid	13	9	7
Remeasurements	(5)	(19)	7
At the end of the period (Note 20b)	(179)	(170)	(146)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2016	12
2017	13
2018	14
2019	15
2020	15
2021 to 2025	91

II-	Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	4	(3)
Present value of obligation	Other comprehensive income	20	(17)

Performance	F-101

Annual Report 2015

Note 30 – Insurance contracts

a)	Insurance contracts

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

I - Insurance

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

	Loss ratio		Sales ratio
	%		%
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Group accident insurance	5.8	7.0	42.0	39.0
Individual accident	19.5	17.8	11.4	10.6
Commercial multiple peril	44.6	46.2	20.9	17.5
Internal credit	113.7	77.6	18.3	26.3
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	86.7	87.1	1.4	1.4
Serious or terminal diseases	16.1	13.6	10.7	10.7
Extended warranty - assets	16.8	16.8	64.6	64.0
Credit Life	15.6	14.8	21.8	21.1
Petroleum risks	-	77.2	-	11.8
Multiple risks	7.4	5.2	62.2	57.3
Specified and operational risks	-	57.8	-	4.1
Home insurance in market policies – Credit Life	15.0	13.0	(2.8)	(1.6)
Group life	46.7	52.9	13.0	13.9

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead

Performance	F-102

Annual Report 2015

represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

Performance	F-103

Annual Report 2015

III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued			Reinsurance			Retained premiums and contributions
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
Group accident insurance	862	796	698	(2)	(2)	(2)	860	794	696
Individual accident	214	186	155	(11)	(2)	(3)	203	184	152
Commercial multiple peril	57	139	199	-	(25)	(45)	57	114	154
Internal Credit	151	105	59	-	-	-	151	105	59
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	37	243	366	-	-	-	37	243	366
Serious or terminal diseases	169	159	139	(2)	(1)	(1)	167	158	138
Warranty extension - assets	252	1,202	1,293	-	-	-	252	1,202	1,293
Disability Savings Pension	256	194	151	(6)	(5)	(6)	250	189	145
PGBL	1,840	1,665	1,532	-	-	-	1,840	1,665	1,532
Credit Life	726	802	726	(1)	-	-	725	802	726
Petroleum risks	-	284	471	-	(252)	(408)	-	32	63
Multiple risks	172	223	231	-	(53)	(69)	172	170	162
Specified and all risks	-	501	606	-	(393)	(487)	-	108	119
Home Insurance in Market Policies – Credit Life	224	187	152	(19)	(19)	(15)	205	168	137
Traditional	159	174	180	-	-	-	159	174	180
VGBL	15,501	13,532	13,675	-	-	-	15,501	13,532	13,675
Group life	1,453	1,414	1,392	(37)	(28)	(25)	1,416	1,386	1,367
Other lines	561	991	1,302	(11)	(251)	(462)	550	740	840
Total	22,634	22,797	23,327	(89)	(1,031)	(1,523)	22,545	21,766	21,804

Performance	F-104

Annual Report 2015

c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported - IBNR – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

Performance	F-105

Annual Report 2015

II.I - Change in technical provisions

	12/31/2015				12/31/2014
	Property,				Property,
	individuals		Life with		individuals		Life with
	and life	Private	survivor		and life	Private	survivor
	insurance	pension	benefits	Total	insurance	pension	benefits	Total
Opening balance	5,872	28,228	75,678	109,778	10,275	25,252	63,496	99,023
(+) Additions arising from premiums / contribution	4,825	2,255	15,501	22,581	7,267	2,034	13,541	22,842
(-) Deferral of risk	(5,780)	(253)	-	(6,033)	(7,154)	(192)	-	(7,346)
(-) Payment of claims / benefits	(1,553)	(337)	(19)	(1,909)	(2,395)	(204)	(10)	(2,609)
(+) Reported claims	1,712	-	-	1,712	2,219	-	-	2,219
(-) Redemptions	(2)	(1,479)	(8,720)	(10,201)	(1)	(1,249)	(7,929)	(9,179)
(+/-) Net portability	-	886	504	1,390	-	266	347	613
(+) Adjustment of reserves and financial surplus	9	3,244	9,052	12,305	7	2,249	6,319	8,575
(+/-) Business development (Notes 3a and b)	-	-	-	-	(4,402)	-	-	(4,402)
(+/-) Other (recognition / reversal)	(328)	144	(134)	(318)	56	72	(86)	42
Reserves for insurance and private pension	4,755	32,688	91,862	129,305	5,872	28,228	75,678	109,778

II.II - Technical provisions balances

	Insurance		Private pension		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Unearned premiums	3,027	4,015	15	12	3,042	4,027
Mathematical reserve for benefits to be granted and benefits granted	24	13	122,914	102,311	122,938	102,324
Redemptions and Other Unsettled Amounts	23	21	166	168	189	189
Financial surplus	1	1	547	519	548	520
Unsettled claims (1)	783	760	18	15	801	775
IBNR	424	635	24	19	448	654
Administrative and Related Expenses	42	42	50	70	92	112
Other	431	385	816	792	1,247	1,177
Total (2)	4,755	5,872	124,550	103,906	129,305	109,778

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

Performance	F-106

Annual Report 2015

d)	Deferred selling expenses

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

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2015	1,647
Increase	1,133
Amortization	(1,879)
Balance at 12/31/2015	901
Balance to be amortized in up to 12 months	644
Balance to be amortized after 12 months	257

Balance at 01/01/2014	2,205
Increase	1,747
Amortization	(2,263)
Corporate reorganizations	31
Sale of major risk portfolio	(73)
Balance at 12/31/2014	1,647
Balance to be amortized in up to 12 months	972
Balance to be amortized after 12 months	675
The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

Performance	F-107

Annual Report 2015

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	801
(-) DPVAT operations	17
(-) IBNER (claims incurred but not sufficiently reported)	227
(-) Retrocession and other estimates	2
Liability claims presented in the development table (Ia + Ib)	555

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2015, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	928	1,061	1,221	1,302	855
After 1 year	933	1,054	1,221	1,318	-
After 2 years	934	1,059	1,222	-	-
After 3 years	937	1,058	-	-	-
After 4 years	935	-	-	-	-
Current estimate	935	1,058	1,222	1,318	855
Accumulated payments through base date	929	1,055	1,216	1,304	596	5,100
Liabilities recognized in the balance sheet	6	3	6	14	258	287
Liabilities in relation to prior years						13
Total administratives claims included in balance sheet						300

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	30	50	32	33	28
After 1 year	55	58	49	42	-
After 2 years	63	67	54	-	-
After 3 years	70	70	-	-	-
After 4 years	71	-	-	-	-
Current estimate	71	70	54	42	28
Accumulated payments through base date	43	50	37	27	15	172
Liabilities recognized in the balance sheet	28	20	17	15	13	93
Liabilities in relation to prior years						162
Total judicial claims included in balance sheet						255

Performance	F-108

Annual Report 2015

II - Net of reinsurance

Reserve for unsettled claims (1)	801
(-) DPVAT operations	17
(-) IBNER	227
(-) Reinsurance (2)	36
(-) Retrocession and other estimates	2
Liability claims presented in the development table (IIa + IIb)	519

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2015.

(2) Reinsurance operations stated in Note 30l III of 12/31/2015.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	913	1,018	1,190	1,279	849
After 1 year	913	1,008	1,188	1,295	-
After 2 years	915	1,013	1,189	-	-
After 3 years	917	1,013	-	-	-
After 4 years	915	-	-	-	-
Current estimate	915	1,013	1,189	1,295	849
Accumulated payments through base date	912	1,010	1,184	1,281	612	4,999
Liabilities recognized in the balance sheet	3	3	6	14	237	263
Liabilities in relation to prior years						17
Total administratives claims included in balance sheet						280

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Total
At the end of reporting period	30	50	32	33	28
After 1 year	55	58	49	41	-
After 2 years	62	66	55	-	-
After 3 years	69	70	-	-	-
After 4 years	71	-	-	-	-
Current estimate	71	70	55	41	28
Accumulated payments through base date	43	50	38	27	15	173
Liabilities recognized in the balance sheet	27	20	17	15	13	92
Liabilities in relation to prior years						147
Total judicial claims included in balance sheet						239

In the breakdown of the table on change of claims, historic claims were excluded from major risk insurance operations, as informed in Note 3c.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Performance	F-109

Annual Report 2015

f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency for periods ended 2015, 2014 and 2013.

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

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

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

Performance	F-110

Annual Report 2015

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

Performance	F-111

Annual Report 2015

The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date.

Results were as follows:

	Impact in Results and Stockholders’ Equity (*)
	12/31/2015			12/31/2014
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance

5% increase in mortality rates	8	(4)	(3)	3	(5)	(5)
5% decrease in mortality rates	(8)	3	3	(3)	5	5

0.1% increase in risk-free interest rates	38	7	7	30	7	7
0.1% decrease in risk-free interest rates	(39)	(7)	(7)	(31)	(7)	(7)

5% increase in conversion in income rates	(12)	-	-	(11)	-	-
5% decrease in conversion in income rates	12	-	-	11	-	-

5% increase in claims	-	(62)	(60)	-	(62)	(59)
5% decrease in claims	-	63	60	-	62	59

(*) Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

Performance	F-112

Annual Report 2015

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention was adopted, in accordance with certain lines shown below for the year 2014 and 2013:

	01/01 to 12/31/2015			01/01 to 12/31/2014			01/01 to 12/31/2013
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	37	37	100.0	243	243	100.0	366	366	100.0
Extended warranty	252	252	100.0	1,202	1,202	100.0	1,293	1,293	100.0
Credit life	726	725	99.9	802	802	100.0	726	726	100.0

Individuals
Group accident insurance	862	860	99.7	796	794	99.8	698	696	99.7
Individual accident	214	203	94.8	186	184	98.9	155	152	98.1
Group life	1,453	1,416	97.5	1,414	1,386	98.2	1,392	1,367	98.2

Large risks
Engineering	-	-	-	46	8	17.4	120	16	13.3
Petroleum risks	-	-	-	284	32	11.3	471	63	13.4
Specified and operational risks	-	-	-	501	108	21.6	606	119	19.6

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves.
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance.
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations.
•	Liquidity risk in insurance operations is the possibility of the institution being unable to honor its obligations on a timely basis before policyholders and beneficiaries due to lack of liquidity of assets that make up their actuarial technical reserves.

j)	Duties and responsibilities

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

The management process of insurance, pension plan and capitalization risks is based on responsibilities established and distributed between the control and business areas, assuring independence among them and focusing on the specificities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING.

Also, as part of the risk management process, there is a governance structure where decisions may be escalated to panels, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

The purpose of ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

Performance	F-113

Annual Report 2015

Considering actuarial assumptions, a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. Based on this mapping, Asset Liability Management models are used to find the best asset portfolio composition that enables the neutralize the risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolios of backing assets are periodically rebalanced based on the fluctuations in market prices of assets, the company’s liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	(R$ million)
	12/31/2015		12/31/2014
	Account		Account
Class	balance	DV01	balance	DV01

Government securities
NTN-C	4,821	(3.20)	4,299	(3.39)
NTN-B	2,055	(1.95)	1,950	(2.17)
LTN	-	-	0	(0.00)

DI Future	-	-	-	-

Private securities
Indexed to IPCA	209	(0.09)	337	(0.22)
Indexed to PRE	77	(0.00)	64	(0.01)

Shares	1	0.01	2	0.02

Floating assets	4,998	-	8,177	-

Under agreements to resell	4,977	-	7,746	-

Performance	F-114

Annual Report 2015

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

Liabilities	Assets	12/31/2015			12/31/2014
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	3,025	15.8	13.8	4,014	15.8	12.1
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,243	15.7	16.9	1,435	15.8	14.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	434	104.6	22.7	388	108.7	21.8
Subtotal	Subtotal	4,702			5,837
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	50	102.7	85.7	70	92.0	94.1
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	17	-	12.2	14	-	12.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	20	-	12.3	17	-	12.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	28	9.8	10.5	20	12.1	12.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	190	-	12.3	188	-	12.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,540	102.7	85.8	1,254	92.0	94.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	117,073	160.6	23.9	97,141	169.6	14.8
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,321	208.1	79.4	3,926	187.7	86.6
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	816	208.1	79.4	791	187.7	86.6
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	548	207.8	79.2	520	187.4	86.4
Subtotal	Subtotal	124,603			103,941
Total technical reserves	Total backing assets	129,305			109,778

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Performance	F-115

Annual Report 2015

Credit Risk

I - Reinsurers – Breakdown

The division of risks assigned to reinsurance companies and their rating according the Standard & Poor’s is presented below:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 86.70% (38.57% at 12/31/2014) and Munich Re do Brasil with 13.23% (5.34% at 12/31/2014). Only at 12/31/2014, Lloyd's (A+) with 17.48%, Mapfre Re, Cia de Reaseguros,S.A. (A) with 4.21% and American Home Assurance Company (A) with 4.01%.

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by General Reinsurance AG with 50% (50% at 12/31/2014) and Munich Re do Brasil with 50% (50% at 12/31/2014). For insurance operations, transfers of reinsurance premiums are deployed between Munich Re do Brasil with 60.26% (55.46% at 12/31/2014) and IRB Brasil Resseguros with 39.74% (44.54% at 12/31/2014).

Performance	F-116

Annual Report 2015

II - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2015
	Interbank deposits and		Financial assets designated at fair		Available-for-	Held-to-
	securities purchased under	Held-for-trading	value through profit	Derivatives	sale financial	maturity
Internal rating (*)	agreements to resell	financial assets	or loss	assets	assets	financial assets	Total
Lower risk	5,667	94,709	-	126	2,732	4,320	107,554
Satisfactory	-	16	-	-	-	-	16
Higher Risk	-	-	-	-	-	-	-
Total	5,667	94,725	-	126	2,732	4,320	107,570
%	5.3	88.1	-	0.1	2.5	4.0	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2014
	Interbank deposits and		Financial assets designated at fair		Available-for-	Held-to-
	securities purchased under	Held-for-trading	value through profit	Derivatives	sale financial	maturity
Internal rating (*)	agreements to resell	financial assets	or loss	assets	assets	financial assets	Total
Lower risk	9,721	66,781	-	105	2,389	3,958	82,954
Satisfactory	-	3	-	-	-	-	3
Higher Risk	-	3	-	-	-	-	3
Total	9,721	66,787	-	105	2,389	3,958	82,960
%	11.7	80.5	-	0.1	2.9	4.8	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

Performance	F-117

Annual Report 2015

l)	Reinsurance

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

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015; they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

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

Performance	F-118

Annual Report 2015

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Opening balance	262	297	610	631
Issued contracts	-	-	75	983
Recoverable claims	-	(16)	-	1
Prepayments / payments to reinsurer	12	-	(36)	(1,006)
Other increase / reversal	(256)	(19)	(546)	1
Closing balance	18	262	103	610

II – Balances of technical reserves with reinsurance assets

	12/31/2015	12/31/2014
Reinsurance claims	52	2,456
Reinsurance premiums	24	949
Reinsurance commission	-	(37)
Closing balance	76	3,368

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2015	12/31/2014
Opening balance	2,456	2,729
Reported claims	32	340
Paid claims	(25)	(737)
Other increase / reversal	(2,412)	30
Monetary adjustment and interest of claims	1	94
Closing balance (*)	52	2,456

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2015	12/31/2014
Opening balance	949	979
Receipts	61	889
Payments	(45)	(919)
Other increase / reversal	(941)	-
Closing balance	24	949

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2015	12/31/2014
Opening balance	(37)	(47)
Receipts	4	44
Payments	(4)	(34)
Other increase / reversal	37	-
Closing balance	-	(37)

Performance	F-119

Annual Report 2015

m)	Regulatory authorities

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

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

Performance	F-120

Annual Report 2015

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2015		12/31/2014
		Estimated		Estimated
	Carrying value	fair value	Carrying value	fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	85,100	85,100	80,633	80,633
Interbank deposits	30,525	30,525	23,081	23,081
Securities purchased under agreements to resell	254,404	254,404	208,918	208,918
Financial assets held for trading (*)	164,311	164,311	132,944	132,944
Financial assets designated at fair value through profit or loss (*)	642	642	733	733
Derivatives (*)	26,755	26,755	14,156	14,156
Available-for-sale financial assets (*)	86,045	86,045	78,360	78,360
Held-to-maturity financial assets	42,185	38,892	34,434	34,653
Loan operations and lease operations	447,404	446,787	430,039	432,544
Other financial assets	53,506	53,506	53,649	53,649
Financial liabilities
Deposits	292,610	292,775	294,773	294,924
Securities sold under repurchase agreements	336,643	336,643	288,683	288,683
Financial liabilities held for trading (*)	412	412	520	520
Derivatives (*)	31,071	31,071	17,350	17,350
Interbank market debt	156,886	156,174	122,586	122,016
Institutional market debt	93,918	95,461	73,242	72,391
Liabilities for capitalization plans	3,044	3,044	3,010	3,010
Other financial liabilities	68,715	68,715	71,492	71,492

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 81.180 (R$ 73,759 at 12/31/2014) with an estimated fair value of R$ 1.143 (R$ 1,140 at 12/31/2014).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING stimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

Performance	F-121

Annual Report 2015

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets/liabilities without significant associated market, credit and liquidity risks.

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

Performance	F-122

Annual Report 2015

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

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

Performance	F-123

Annual Report 2015

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2015 and 12/31/2014 for financial assets held for trading and available-for-sale financial assets.

	12/31/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	123,948	40,303	60	164,311	91,024	41,130	790	132,944
Investment funds	19	1,032	-	1,051	6	864	-	870
Brazilian government securities	114,007	3,043	3	117,053	84,265	2,128	-	86,393
Brazilian external debt bonds	4,431	-	-	4,431	1,914	-	-	1,914
Government securities – other countries	933	216	-	1,149	1,151	389	-	1,540
Argentina	696	-	-	696	628	-	-	628
Chile	-	36	-	36	-	132	-	132
Colombia	-	72	-	72	-	88	-	88
United States	132	-	-	132	448	-	-	448
Mexico	3	-	-	3	3	-	-	3
Paraguay	-	68	-	68	-	128	-	128
Uruguay	-	40	-	40	-	41	-	41
Other	102	-	-	102	72	-	-	72
Corporate securities	4,558	36,012	57	40,627	3,688	37,749	790	42,227
Shares	2,161	-	-	2,161	2,351	-	-	2,351
Bank deposit certificates	19	2,564	-	2,583	12	3,269	-	3,281
Securitized real estate loans	-	-	-	-	-	-	1	1
Debentures	2,333	2,141	48	4,522	1,313	2,720	210	4,243
Eurobonds and others	45	940	6	991	10	1,049	2	1,061
Financial credit bills	-	30,367	-	30,367	-	30,711	-	30,711
Promissory notes	-	-	-	-	-	-	577	577
Other	-	-	3	3	2	-	-	2
Available-for-sale financial assets	32,439	49,347	4,259	86,045	30,787	42,169	5,404	78,360
Investment funds	6	98	114	218	3	138	-	141
Brazilian government securities	10,793	791	212	11,796	13,570	572	249	14,391
Brazilian external debt bonds	17,312	-	-	17,312	11,234	-	-	11,234
Government securities – other countries	2,152	7,702	29	9,883	1,153	7,453	13	8,619
Belgium	-	-	-	-	57	-	-	57
Chile	-	1,378	29	1,407	-	1,106	13	1,119
Korea	-	1,626	-	1,626	-	1,782	-	1,782
Denmark	-	2,548	-	2,548	-	2,699	-	2,699
Spain	-	1,060	-	1,060	-	783	-	783
United States	2,022	-	-	2,022	726	-	-	726
France	-	-	-	-	133	-	-	133
Netherlands	122	-	-	122	151	-	-	151
Italy	-	-	-	-	70	-	-	70
Paraguay		912	-	912	9	840	-	849
Uruguay	-	178	-	178	-	243	-	243
Other	8	-	-	8	7	-	-	7
Corporate securities	2,176	40,756	3,904	46,836	4,827	34,006	5,142	43,975
Shares	661	-	267	928	1,998	1	-	1,999
Rural Product Note	-	1,078	52	1,130	-	1,357	51	1,408
Bank deposit certificates	-	1,443	130	1,573	-	1,223	58	1,281
Securitized real estate loans	-	-	2,037	2,037	-	-	2,522	2,522
Debentures	410	21,581	844	22,835	2,732	16,807	706	20,245
Eurobonds and others	1,105	8,981	26	10,112	97	6,557	53	6,707
Financial credit bills	-	6,479	367	6,846	-	7,735	270	8,005
Promissory notes	-	937	54	991	-	-	1,397	1,397
Other	-	257	127	384	-	326	85	411
Financial assets designated at fair value through profit or loss	642	-	-	642	733	-	-	733
Brazilian government securities	506	-	-	506	626	-	-	626
Government securities – other countries	136	-	-	136	107	-	-	107
Financial liabilities held for trading	-	412	-	412	-	448	72	520
Structured notes	-	412	-	412	-	448	72	520

The following table presents the breakdown of risk levels at 12/31/2015 and 12/31/2014 for our derivative assets and liabilities.

	12/31/2015				12/31/2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	529	24,975	1,251	26,755	(218)	14,253	121	14,156
Futures	529	-	-	529	-	-	-	-
Swap – differential receivable	-	7,958	1,189	9,147	-	4,783	33	4,816
Options	-	5,550	33	5,583	-	2,856	16	2,872
Forwards (onshore)	-	3,166	-	3,166	-	2,394	-	2,394
Credit derivatives	-	614	-	614	-	122	-	122
Forwards (offshore)	-	3,430	-	3,430	-	2,106	-	2,106
Check of swap	-	355	-	355	-	93	-	93
Other derivatives	-	3,902	29	3,931	(218)	1,899	72	1,753
Derivatives - liabilities	-	(31,038)	(33)	(31,071)	(310)	(16,996)	(44)	(17,350)
Futures	-	-	-	-	(354)	-	-	(354)
Swap – differential payable	-	(16,310)	(21)	(16,331)	-	(9,496)	(38)	(9,534)
Options	-	(5,771)	(12)	(5,783)	-	(3,051)	(6)	(3,057)
Forwards (onshore)	-	(833)	-	(833)	-	(682)	-	(682)
Credit derivatives	-	(875)	-	(875)	-	(179)	-	(179)
Forwards (offshore)	-	(3,142)	-	(3,142)	-	(1,693)	-	(1,693)
Check of swap	-	(545)	-	(545)	-	(229)	-	(229)
Other derivatives	-	(3,562)	-	(3,562)	44	(1,666)	-	(1,622)

There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2015 and December 31, 2014. Transfers to and from Level 3 are presented in movements of Level 3.

Performance	F-124

Annual Report 2015

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

Of the total of R$ 89.650 million in financial instruments classified as Level 2, at December 31, 2015, pricing service or brokers were used to evaluate securities at the fair value of R$ 41.561 million, substantially represented by:

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

Performance	F-125

Annual Report 2015

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

							Total gains (losses)
	Fair value	Total gains or			Transfers in	Fair value	related to assets and
	at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2014	unrealized)	Purchases	Settlements	Level 3	12/31/2015	12/31/2015
Financial assets held for trading	790	33	102	(865)	-	60	-
Brazilian government securities	-	4	-	(1)	-	3	-
Corporate securities	790	29	102	(864)	-	57	-
Securitized real estate loans	1	-	-	(1)	-	-	-
Debentures	210	(13)	66	(215)	-	48	-
Promissory notes	577	54	-	(631)	-	-	-
Eurobonds and others	2	(6)	27	(17)	-	6	-
Other	-	(6)	9	-	-	3
Available-for-sale financial assets	5,404	(1,241)	4,453	(4,624)	267	4,259	(451)
Investment funds	-	(1,128)	1,242	-	-	114	-
Brazilian government securities	249	(116)	85	(6)	-	212	(22)
Government securities – abroad - Chile	13	(1)	101	(84)	-	29	-
Corporate securities	5,142	4	3,025	(4,534)	267	3,904	(429)
Shares	-	-	-	-	267	267	-
Rural Product Note	51	1	9	(9)	-	52	-
Bank deposit certificates	58	7	201	(136)	-	130	-
Securitized real estate loans	2,522	(142)	68	(411)	-	2,037	(207)
Debentures	706	(12)	915	(765)	-	844	(222)
Eurobonds and others	53	(8)	94	(113)	-	26	2
Financial credit bills	270	48	49	-	-	367	(2)
Promissory notes	1,397	72	1,574	(2,989)	-	54	-
Other	85	38	115	(111)	-	127	-

							Total gains (losses)
	Fair value	Total gains or			Transfers in	Fair value	related to assets and
	at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2014	unrealized)	Purchases	Settlements	Level 3	12/31/2015	12/31/2015
Derivatives - assets	121	369	316	(219)	664	1,251	31
Swap – differential receivable	33	318	192	(18)	664	1,189	-
Options	16	(29)	124	(78)		33	(10)
Other derivatives	72	80	-	(123)	-	29	41
Derivatives - liabilities	(44)	(40)	(95)	148	(2)	(33)	-
Swap – differential payable	(38)	(38)	(11)	68	(2)	(21)	-
Options	(6)	(2)	(84)	80	-	(12)	-

							Total gains (losses)
	Fair value	Total gains or			Transfers in		related to assets and
	at	losses (realized /			and / or out of	Fair value at	liabilities still held at
	12/31/2013	unrealized)	Purchases	Settlements	Level 3	12/31/2014	12/31/2014
Financial assets held for trading	27	695	230	(372)	-	790	-
Corporate securities	27	695	230	(372)	-	790	-
Securitized real estate loans	-	10	-	(9)	-	1	-
Debêntures	-	29	705	(524)	-	210	-
Promissory notes	27	562	230	(242)	-	577	-
Eurobonds and others	-	123	-	(121)	-	2	-
Available-for-sale financial assets	6,489	1,581	6,303	(9,020)	-	5,404	(5)
Brazilian government securities	258	(272)	267	(4)	-	249	-
Government securities – abroad - Chile	34	(17)	40	(44)	-	13	-
Corporate securities	6,197	1,870	5,996	(8,972)	-	5,142	(5)
Rural Product Note	-	-	51	-	-	51	-
Bank deposit certificates	33	12	97	(84)	-	58	-
Securitized real estate loans	4,834	1,538	14	(3,864)	-	2,522	(8)
Debêntures	-	313	706	(313)	-	706	-
Eurobonds and others	74	23	-	(44)	-	53	3
Financial credit bills	-	4	266	-	-	270	-
Promissory notes	1,227	(22)	4,858	(4,666)	-	1,397	-
Other	29	2	55	(1)	-	85	-

							Total gains (losses)
	Fair value	Total gains or			Transfers in		related to assets and
	at	losses (realized /			and / or out of	Fair value at	liabilities still held at
	12/31/2013	unrealized)	Purchases	Settlements	Level 3	12/31/2014	12/31/2014
Derivatives - Assets	124	73	92	(172)	4	121	-
Swaps - differential receivable	-	37	2	(10)	4	33	-
Options	13	24	18	(39)	-	16	-
Other derivatives	111	12	72	(123)	-	72	-
Derivatives - Liabilities	(5)	2	(10)	(18)	(13)	(44)	-
Swaps - differential payable	-	(23)	1	(3)	(13)	(38)	-
Options	(5)	25	(11)	(15)	-	(6)	-

Performance	F-126

Annual Report 2015

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2015
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
	I	(2.6)	(6.3)
Interest rates	II	(65.3)	(154.0)
	III	(130.5)	(300.9)
Currency, commodities, and ratios	I	(5.7)	-
	II	(11.4)	-
Nonlinear	I	(21.9)	-
	II	(38.9)	-

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

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Performance	F-127

Annual Report 2015

Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2015	12/31/2014
Civil	5,227	4,643
Labor	6,132	5,598
Tax and social security	7,500	6,627
Other	135	159
Total	18,994	17,027
Current	3,848	3,268
Non-current	15,146	13,759

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued based on statistical models that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodic basis, from the calculation of the claimed amount which, in turn, is estimated based on the de jure or de facto characteristics related to that lawsuit. The amounts considered as representing probable losses are recorded as provisions.

In general, contingencies arise from revisions of contracts and compensation for damages and pain and suffering. ITAÚ UNIBANCO HOLDING is also a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSPs) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time when these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest based on the inflation rates applied to the deposit accounts based on the MSPs.

ITAÚ UNIBANCO HOLDING is defendant in numerous standardized lawsuits filed by individuals in respect of the MSP, and records provisions for such claims upon service of a process for a claim. In addition, ITAÚ UNIBANCO HOLDING is defendant in class actions, similar to the lawsuits brought by individuals, filed by either: (i) consumer protection associations, or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. ITAÚ UNIBANCO HOLDING records provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has determined that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right No. 165 - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts

Performance	F-128

Annual Report 2015

were in accordance with the federal constitution. Accordingly, the STF suspended the rulings on all appeals involving this matter until it pronounces a final decision. However, there is no estimate when the judgment by STF will occur, since, due to the disqualification of certain ministers, there is no sufficient quorum at this time to resolve on the issue.

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, on filings that carry no specific claim to such interest; (ii) the initial date of default interest, for class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on savings accounts and the inflation rate for the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on savings accounts and the inflation rate of the same period. In relevant sentences in 2015, the STJ decided that: (i) the inclusion of interest in the calculation of execution is not applicable if there is no express sentence for this; and (ii) there shall be no payment of interest to holders of savings accounts after the proven closing date of those accounts. The thesis that understated inflation of plans subsequent to those challenged in the lawsuit can be included as full monetary correction of the debt, even with no express claim by the holder of savings account, has been reaffirmed. Additionally, STJ reaffirmed that the term for filling collection lawsuits expired within five years counted from the implementation date of the monetary stabilization plan (MSP). Accordingly, various collective lawsuits continue being extinguished by the Judiciary Branch as a result of this decision.

No amount is recorded as a provision in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 2,460 (R$ 1,800 at 12/31/2014), these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

-	Labor claims

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected loss amount is determined and accrued monthly based on the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowances, pension plan supplements and other matters are claimed.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 829 (R$ 416 12/31/2014).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

Performance	F-129

Annual Report 2015

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 12/31/2015
	Civil	Labor	Other	Total
Opening balance	4,643	5,598	159	10,400
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(132)	(1,029)	-	(1,161)
Subtotal	4,511	4,569	159	9,239
Interest (Note 26)	322	548	-	870
Changes in the period reflected in results (Note 26)	1,747	1,637	(24)	3,360
Increase (*)	2,698	1,795	(21)	4,472
Reversal	(951)	(158)	(3)	(1,112)
Payment	(1,589)	(1,711)	-	(3,300)
Subtotal	4,991	5,043	135	10,169
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	236	1,089	-	1,325
Closing balance	5,227	6,132	135	11,494
Escrow deposits at 12/31/2015 (Note 20a)	1,741	2,218	-	3,959

(*) Civil provisions include the provision for economic plans amounting to R$ 233.

	01/01 to 12/31/2014
	Civil	Labor	Other	Total
Opening balance	4,473	5,192	223	9,888
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	184	320	-	504
Changes in the period reflected in results (Note 26)	1,524	1,123	(64)	2,583
Increase (*)	2,100	1,459	23	3,582
Reversal	(576)	(336)	(87)	(999)
Payment	(1,536)	(1,255)	-	(2,791)
Subtotal	4,511	4,569	159	9,239
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	132	1,029	-	1,161
Closing balance	4,643	5,598	159	10,400
Escrow deposits at 12/31/2014 (Note 20a)	2,073	2,567	-	4,640

(*) Civil provisions include the provision for economic plans amounting to R$ 210.

	01/01 to 12/31/2013
	Civil	Labor	Other	Total
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
Balance arising from the aquisition of companies (Note 3)	192	99	-	291
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,819	4,017	192	8,028
Interest (Note 26)	163	236	-	399
Changes in the period reflected in results (Note 26)	2,111	1,398	31	3,540
Increase (*)	2,778	1,591	34	4,403
Reversal	(667)	(193)	(3)	(863)
Payment	(1,754)	(1,270)	-	(3,024)
Subtotal	4,339	4,381	223	8,943
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	134	811	-	945
Closing balance	4,473	5,192	223	9,888
Escrow deposits at 12/31/2013	2,169	2,451	-	4,620

(*) Civil provisions include the provision for economic plans amounting to R$ 247.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome for the institution is dependent upon the recognition of the unconstitutionality of the applicable laws in force. In other cases, a provision is set up whenever the loss is considered probable.

Performance	F-130

Annual Report 2015

The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to	01/01 to
Provision	12/31/2015	12/31/2014	12/31/2013
Opening balance	6,627	8,974	10,433
Balance arising from the aquisition of companies (Note 2.4a I)	-	-	32
(-) Contingencies guaranteed by indemnity clause	(61)	(57)	(61)
Subtotal	6,566	8,917	10,404
Interest (*)	609	515	402
Changes in the period reflected in results	588	797	993
Increase (*)	1,170	1,156	1,231
Reversal (*)	(582)	(359)	(238)
Payment	(328)	(3,663)	(2,882)
Subtotal	7,435	6,566	8,917
(+) Contingencies guaranteed by indemnity clause	65	61	57
Closing balance	7,500	6,627	8,974

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

	01/01 to	01/01 to	01/01 to
Escrow deposits	12/31/2015	12/31/2014	12/31/2013
Opening balance	4,736	5,658	4,557
Balance arising from the aquisition of companies (Note 2.4a I)	-	-	167
Appropriation of interest	285	377	265
Changes in the period	(682)	(1,299)	668
Deposits made	355	193	1,406
Withdrawals	(944)	(5)	(21)
Deposits released	(93)	(1,487)	(717)
Closing balance (Note 20a)	4,339	4,736	5,657
Reclassification of assets pledged as collateral for contingencies (Note 32d)	-	-	1
Closing balance after reclassification	4,339	4,736	5,658

Performance	F-131

Annual Report 2015

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,098: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,084;

•	INSS – Prevention Accident Factor (FAP) – R$ 834: it challenges the legality of FAP and inconsistent procedures applied by the INSS upon its calculation. The corresponding escrow deposit balance totals R$ 98;

•	PIS and COFINS – Calculation basis – R$ 613: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 540;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 559: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 215.

Off-balance sheet contingencies – The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 16,165, are described below:

•	INSS – Non-compensatory amounts – R$ 4,429: we defend the non-taxation of these amounts, mainly profit sharing, stock options plan, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 2,867: the deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 612 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,365: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL - Interest on capital - R$ 1,301: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian longterm interest rate applied to stockholders’ equity for the year and prior years;

•	ISS – Banking Institutions – R$ 960: these are banking operations, the revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed in a Supplementary Law.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,093 (R$ 676 at 12/31/2014) (Note 20a), basically represented by the guarantee received for the Banco Banerj S.A. privatization process which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2015	12/31/2014
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	793	821
Escrow deposits (Note 20a)	4,335	4,230

Performance	F-132

Annual Report 2015

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil, and they are held by the respective court until a decision is made. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty to the lawsuit. In the case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full deposited and updated amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, which is the reason why no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

e)	Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865 of October 9, 2013, as amended by Provisional Measure No. 627 of November 11, 2013.

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, enacted by Law No. 12,865 of October 9, 2013. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, and is defined in accordance with the Articles below:

•	REFIS – PIS and COFINS (Article 39 of Law No. 12,865)

The debits with the National Treasury related to PIS (social integration program) and COFINS (tax for social security financing), addressed by Chapter I of Law No. 9,718 of November 27, 1998 (legal entities governed by private law), due by financial institutions and insurance companies, past due up to December 31, 2012;

•	REFIS – Profits Abroad (Article 40 of Law No. 12,865)

The debits with the National Treasury related to IRPJ (corporate income tax) and CSLL (social contribution on net income), arising from profits earned by subsidiaries or affiliates abroad (Article 74 of Provisional Measure No. 2,158-35, of August 24, 2001), past due up to December 31, 2012;

•	REFIS – crisis event (Article 17 of Law No. 12,865)

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

f)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the main article as follows:

•	Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa

Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the results was R$ 27, and is reflected in Other Operating Income, Income Tax and Social Contribution.

Performance	F-133

Annual Report 2015

g)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Programs for Incentivized Installment Payment substantially related to the municipal level, established by Laws: São Paulo (Law No. 16,097, of 12/29/2014); (Law No. 55,828, of 01/07/2015); Rio de Janeiro (Law No. 5,854, of 04/27/2015). The programs included debts managed by said municipalities and can be defined as follows:

•	PPI – Incentivized Installment Payment – the programs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the programs in result was R$ 9, and it is recorded in Other Operating Income, Income Tax and Social Contribution.

Performance	F-134

Annual Report 2015

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

12/31/2015
Consolidated
Prudential (*)
Regulatory Capital
Tier I	101,001
Common Equity Tier I	100,955
Additional Tier I Capital	46
Tier II	27,464
Total	128,465
Requirement for coverage of risk-weighted assets
Credit	679,593
Market	14,252
Operational	28,623
Risk-weighted assets	722,468
Minimum Required Regulatory Capital	79,471
Excess capital in relation to Minimum Required Regulatory Capital	48,994
Capital to risk-weighted assets ratio - %	17.8%

(*) Consolidated financial statements including financial companies and the like: As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation.

Performance	F-135

Annual Report 2015

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December, 2015, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	466	2006	2016	100% of CDI + 0.7% (*)	1,235
	2,665	2010	2016	110% to 114% of CDI	5,154
	123			IPCA + 7.21% to 7.33%	268
	367	2010	2017	IPCA + 7.21% to 7.33%	806
	3,621			Total	7,463
Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	385
	1,874			112% to 112.5% of CDI	1,973
	30			IPCA + 7%	59
	206	2010	2017	IPCA + 6.95% to 7.2%	312
	3,224	2011	2017	108% to 112% of CDI	3,493
	352			IPCA + 6.15% to 7.8%	578
	138			IGPM + 6.55% to 7.6%	241
	3,650			100% of CDI + 1.29% to 1.52%	3,790
	500	2012	2017	100% of CDI + 1.12%	506
	42	2011	2018	IGPM + 7%	60
	30			IPCA + 7.53% to 7.7%	44
	461	2012	2018	IPCA + 4.4% to 6.58%	690
	3,782			100% of CDI + 1.01% to 1.32%	3,900
	6,373			108% to 113% of CDI	7,027
	112			9.95% to 11.95%	158
	2	2011	2019	109% to 109.7% of CDI	3
	12	2012	2019	11.96%	19
	101			IPCA + 4.7% to 6.3%	148
	1			110% of CDI	2
	20	2012	2020	IPCA + 6% to 6.17%	33
	1			111% of CDI	2
	6	2011	2021	109.25% to 110.5% of CDI	10
	2,307	2012	2022	IPCA + 5.15% to 5.83%	3,454
	20			IGPM + 4.63%	25
	23,609			Total	26,912

Subordinated euronotes - USD
	990	2010	2020	6.20%	3,908
	1,000	2010	2021	5.75%	3,890
	730	2011	2021	5.75% to 6.20%	2,998
	550	2012	2021	6.20%	2,148
	2,600	2012	2022	5.50% to 5.65%	10,264
	1,851	2012	2023	5.13%	7,278
	7,721			Total	30,486

Total					64,861

(*) Subordinated CDBs may be redeemed from November 2011.

Performance	F-136

Annual Report 2015

Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

As from the first quarter of 2015 and the comparison with 2014, the way of presenting the segments was changed in order to adjust it to the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. The Retail Banking now covers the former segments Commercial Banking, – Retail and Consumer Credit – Retail, with the transfer of operations from Private Banking and Latam to the Wholesale Banking and these are the main changes of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú BMG Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

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

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier I allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Economic Allocated Capital, which corresponds to

Performance	F-137

Annual Report 2015

an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

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

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

Performance	F-138

Annual Report 2015

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

Performance	F-139

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2015

(In millions of Reais, except for share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	70,495	25,774	7,641	103,910	(11,899)	92,011
Interest margin (1)	40,997	18,047	7,513	66,557	(11,949)	54,608
Banking service fees	21,159	7,282	59	28,500	952	29,452
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other income	-	-	-	-	1,279	1,279
Losses on loans and claims	(13,893)	(5,931)	98	(19,726)	(1,609)	(21,335)
Expenses for allowance for loan and lease losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Recovery of loans written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims / recovery of claims under reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Operating margin	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses (2)	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS and COFINS and Other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Net income	13,073	6,022	4,737	23,832	1,908	25,740

(1) Includes net interest and similar income and expenses of R$ 72,725 dividend income of R$ 98, net gain (loss) on investment securities and derivatives of R$ (11.862) and results from foreign exchange results and exchange variation of transactions abroad of R$ (6,353).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,688, amortization expenses of R$ 910 and insurance acquisition expenses of R$ 1,138.

Total assets (1) - 12/31/2015	873,202	547,236	127,716	1,359,172	(82,757)	1,276,415
Total liabilities - 12/31/2015	840,033	502,887	97,017	1,250,955	(88,599)	1,162,356

(1) Includes:
Investments in associates and joint ventures	1,064	-	2,436	3,500	899	4,399
Goodwill	232	-	-	232	1,825	2,057
Fixed assets, net	5,781	1,274	-	7,055	1,486	8,541
Intangible assets, net	6,606	857	-	7,463	(1,168)	6,295

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Performance	F-140

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2014

(In millions of Reais except per share information)

			Actitivities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	65,516	20,408	3,916	89,840	1,817	91,657
Interest margin (1)	37,880	13,685	3,590	55,155	1,118	56,273
Banking service fees	19,234	6,321	222	25,777	565	26,342
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,402	402	104	8,908	(2,020)	6,888
Other income	-	-	-	-	2,154	2,154
Losses on loans and claims	(11,840)	(3,202)	(3)	(15,045)	(756)	(15,801)
Expenses for allowance for loan and lease losses	(14,503)	(3,565)	(3)	(18,071)	(761)	(18,832)
Recovery of loans written off as loss	4,642	407	-	5,049	5	5,054
Expenses for claims / recovery of claims under reinsurance	(1,979)	(44)	-	(2,023)	-	(2,023)
Operating margin	53,676	17,206	3,913	74,795	1,061	75,856
Other operating income (expenses)	(34,200)	(9,150)	(1,089)	(44,439)	(2,609)	(47,048)
Non-interest expenses (2)	(30,243)	(8,158)	(1,182)	(39,583)	(2,967)	(42,550)
Tax expenses for ISS, PIS and COFINS and Other	(3,957)	(992)	93	(4,856)	(207)	(5,063)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	565	565
Net income before income tax and social contribution	19,476	8,056	2,824	30,356	(1,548)	28,808
Income tax and social contribution	(6,761)	(2,591)	(74)	(9,426)	2,479	(6,947)
Non-controlling interest in subsidiaries	(305)	-	(6)	(311)	5	(306)
Net income	12,410	5,465	2,744	20,619	936	21,555

(1) Includes net interest and similar income and expenses of R$ 47,138, dividend income of R$ 215, net gain (loss) on investment securities and derivatives of R$ (724) and foreign exchange results and exchange variation on transactions of abroad R$ 9,644.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,641, amortization expenses of R$ 827 and insurance acquisition expenses of R$ 1,214.

Total assets (1) - 12/31/2014	811,185	436,872	107,174	1,208,702	(81,499)	1,127,203
Total liabilities - 12/31/2014	770,528	399,544	86,897	1,110,439	(83,853)	1,026,586

(1) Includes:
Investments in associates and joint ventures	982	-	2,117	3,099	991	4,090
Goodwill	204	-	-	204	1,757	1,961
Fixed assets, net	6,693	868	-	7,561	1,150	8,711
Intangible assets, net	7,841	791	-	8,632	(2,498)	6,134

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Performance	F-141

Annual Report 2015

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2013

(In millions of Reais except per share information)

			Actitivities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	57,504	17,032	3,940	78,476	911	79,387
Interest margin (1)	32,932	11,097	3,608	47,637	1,004	48,641
Banking service fees	16,437	5,495	216	22,148	564	22,712
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,135	440	116	8,691	(2,052)	6,639
Other income	-	-	-	-	1,395	1,395
Losses on loans and claims	(13,471)	(1,807)	(332)	(15,610)	740	(14,870)
Expenses for allowance for loan and lease losses	(16,270)	(2,008)	(302)	(18,580)	724	(17,856)
Recovery of loans written off as loss	4,837	248	(40)	5,045	16	5,061
Expenses for claims / Recovery of claims under reinsurance	(2,038)	(47)	10	(2,075)	-	(2,075)
Operating margin	44,033	15,225	3,608	62,866	1,651	64,517
Other operating income (expenses)	(31,288)	(8,700)	(282)	(40,270)	(3,382)	(43,652)
Non-interest expenses (2)	(27,698)	(7,839)	(450)	(35,987)	(3,927)	(39,914)
Tax expenses for ISS, PIS and COFINS and Other	(3,590)	(861)	168	(4,283)	(58)	(4,341)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	603	603
Income before income tax and social contribution	12,745	6,525	3,326	22,596	(1,731)	20,865
Income tax and social contribution	(4,189)	(2,215)	(219)	(6,623)	2,280	(4,343)
Non-controlling interest in subsidiaries	(125)	-	(12)	(137)	39	(98)
Net income	8,431	4,310	3,095	15,836	588	16,424

(1) Includes net interest and similar income and expenses of R$ 47,766 dividend income of R$ 205, net gain (loss) on investment securities and derivatives of R$ (5,924) and foreign exchange results and exchange variation on transactions of abroad R$ 6,594.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,522, amortization expenses of R$ 808 and insurance acquisition expenses of R$ 1,147.

Total assents (1) - 12/31/2013	798,550	355,632	116,625	1,105,721	(78,424)	1,027,297
Total liabilities - 12/31/2013	772,996	328,704	86,179	1,022,793	(79,688)	943,105

(1) Includes:
Investments in associates and joint ventures	773	93	2,124	2,990	941	3,931
Goodwill	1,732	189	-	1,921	(16)	1,905
Fixed assets, net	5,846	664	-	6,510	54	6,564
Intangible assets, net	4,906	813	-	5,719	78	5,797

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Performance	F-142

Annual Report 2015

Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 12/31/2015			01/01 to 12/31/2014			01/01 to 12/31/2013
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	117,140	12,532	129,672	118,946	10,304	129,250	86,481	8,521	95,002
Income related to insurance, private pension and capitalization operations before claim and selling expenses	6,570	102	6,672	6,834	54	6,888	6,568	71	6,639
Banking service fees	27,072	2,380	29,452	24,550	1,792	26,342	21,140	1,572	22,712
Non-current assets (3)	13,841	995	14,836	14,038	807	14,845	11,537	824	12,361

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

(3) The amounts for comparative purposes refer to the 12/31/2014 and 12/31/2013.

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

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Performance	F-143

Annual Report 2015

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
				01/01 to	01/01 to	01/01 to
	Annual rate	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2013
Securities sold under repurchase agreements		(249)	(142)	(20)	(13)	(14)
Duratex S.A.	99% to 101.5% of CDI	(41)	(100)	(9)	(10)	(10)
Elekeiroz S.A.	99% to 100% of CDI	(8)	(6)	(1)	(2)	(2)
Itautec S.A.	100% of CDI	(110)	(2)	-	-	(2)
Itaúsa Empreendimentos S.A.	99.5% to 100.5% of CDI	(64)	(26)	(7)	-	-
Olimpia Promoção e Serviços S.A.	100% of SELIC	(11)	-	(1)	-	-
Other		(15)	(8)	(2)	(1)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(116)	(109)	20	8	41
Itaúsa Investimentos Itaú S.A.		-	-	2	-	1
Itaúsa Empreendimentos S.A.		-	-	-	-	-
Olimpia Promoção e Serviços S.A.		(2)	-	(28)	-	-
Fundação Itaú Unibanco - Previdência Complementar		(114)	(13)	39	35	33
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	5	5	5
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	(93)	-	-	-
Other		-	(3)	2	(32)	2
Rental revenues (expenses)		-	-	(56)	(51)	(48)
Itaúsa Investimentos Itaú S.A.		-	-	(2)	-	(1)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(42)	(38)	(37)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(12)	(13)	(10)
Other		-	-	-	-	-
Donation expenses		-	-	(84)	(78)	(73)
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)
Instituto Itaú Cultural		-	-	(83)	(77)	(72)
Data processing expenses		-	-	-	(285)	(267)
Itautec S.A.		-	-	-	(285)	(267)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ (4) (R$ (5) from 01/01 to 12/31/2014 and (5) from 01/01 to 12/31/2013) due to the use of the common structure.

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

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Compensation	459	343	278
Board of directors	27	14	13
Executives	432	329	265
Profit sharing	239	261	259
Board of directors	1	12	8
Executives	238	249	251
Contributions to pension plans - executives	9	7	3
Stock option plan – executives	200	234	166
Total	907	845	706

Performance	F-144

Annual Report 2015

Note 36 – Management of financial risks

Credit risk

1.	Credit risk measurement

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, interest rates, market default indicators, inflation, changes in consumption.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures, to prevent that defined limits be breached.

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

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impaired	Corporate operations with a PD higher than 31.84%
	Operations past due for over 90 days	Ca1 to D	CC+ to D	CC+ to D
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

Performance	F-145

Annual Report 2015

2.	Credit risk management

The centralized control over credit risk is carried out by the independent executive area responsible for controlling risks and segregated from the business units, as required by regulation in force.

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

For collaterals to be considered instruments that mitigate credit risk, they must comply with the requirements and standards of the rules that regulate them, be them domestic or not, and they must be legally valid (effective), enforceable and assessed on a regular basis.

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

5.	Credit risk exposure

	12/31/2015			12/31/2014
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	7,502	23,023	30,525	7,875	15,206	23,081
Securities purchased under agreements to resell	252,295	2,109	254,404	208,751	167	208,918
Financial assets held for trading	157,206	7,105	164,311	124,391	8,553	132,944
Financial assets designated at fair value through profit or loss	-	642	642	-	733	733
Derivatives	15,858	10,897	26,755	7,385	6,771	14,156
Available-for-sale financial assets	52,221	33,824	86,045	55,686	22,674	78,360
Held-to-maturity financial assets	27,378	14,807	42,185	24,102	10,332	34,434
Loan operations and lease operations	326,241	121,163	447,404	324,021	106,018	430,039
Other financial assets	47,665	5,841	53,506	44,072	9,577	53,649
Off balance sheet	272,274	30,246	302,520	280,640	25,708	306,348
Endorsements and sureties	68,897	5,347	74,244	68,416	5,343	73,759
Letters of credit to be released	6,936	-	6,936	11,091	-	11,091
Commitments to be released	196,441	24,899	221,340	201,133	20,365	221,498
Mortgage loans	6,812	-	6,812	9,087	-	9,087
Overdraft accounts	81,151	-	81,151	78,461	-	78,461
Credit cards	102,721	1,211	103,932	103,092	873	103,965
Other pre-approved limits	5,757	23,688	29,445	10,493	19,492	29,985
Total	1,158,640	249,657	1,408,297	1,076,923	205,739	1,282,662

Performance	F-146

Annual Report 2015

The table above presents the maximum exposure at December 31, 2015 and December 31, 2014, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	87.7% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 3.6% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	5.7% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1 Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2015%		12/31/2014%
Public sector	3,182	0.7	4,389	1.0
Industry and commerce	125,386	26.5	116,506	25.7
Services	104,226	22.0	99,855	22.1
Natural resources	25,306	5.3	23,345	5.2
Other sectors	2,526	0.5	2,242	0.5
Individuals	213,622	45.0	206,094	45.5
Total	474,248	100.0	452,431	100.0

b)	Other financial assets (*)

	12/31/2015%		12/31/2014%
Natural resources	4,313	0.7	2,444	0.5
Public sector	197,871	32.7	152,770	31.0
Industry and commerce	11,856	2.0	12,722	2.6
Services	89,932	14.9	90,630	18.4
Other sectors	15,420	2.5	1,665	0.3
Individuals	546	0.1	396	0.1
Financial	284,929	47.1	231,999	47.1
Total	604,867	100.0	492,626	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for- sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

Performance	F-147

Annual Report 2015

6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2015				12/31/2014
		Loans					Loans
	Loans not	overdue	Loans		Loans not	Loans	overdue
	overdue and	not	overdue and		overdue and	overdue and	and
Internal rating	not impaired	impaired	impaired	Total loans	not impaired	not impaired	impaired	Total loans

Lower risk	340,368	3,838	-	344,206	324,908	4,042	-	328,950
Satisfactory	76,940	6,489	-	83,429	81,994	6,989	-	88,983
Higher risk	12,609	6,847	-	19,456	11,439	5,853	-	17,292
Impaired	-	-	27,157	27,157	-	-	17,206	17,206
Total	429,917	17,174	27,157	474,248	418,341	16,884	17,206	452,431
%	90.7%	3.6%	5.7%	100.0%	92.5%	3.7%	3.8%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2015					12/31/2014
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	102,479	60,132	13,030	11,579	187,220	102,184	62,020	12,022	9,727	185,953
Credit cards	40,297	11,887	2,286	4,072	58,542	39,417	14,234	2,338	3,332	59,321
Personal	6,234	8,014	9,099	5,049	28,396	7,253	8,932	7,882	3,886	27,953
Payroll loans	9,582	33,766	844	1,242	45,434	8,113	31,090	696	626	40,525
Vehicles	14,149	4,292	737	880	20,058	20,570	5,791	1,053	1,633	29,047
Mortgage loans	32,217	2,173	64	336	34,790	26,831	1,973	53	250	29,107

Corporate	122,518	6,132	-	11,339	139,989	123,988	8,191	-	3,749	135,928

Small and medium businesses	56,463	13,350	5,199	3,564	78,576	56,917	15,171	4,599	3,225	79,912

Foreign loans - Latin America	62,746	3,815	1,227	675	68,463	45,861	3,601	671	505	50,638
Total	344,206	83,429	19,456	27,157	474,248	328,950	88,983	17,292	17,206	452,431
%	72.6%	17.6%	4.1%	5.7%	100.0%	72.7%	19.7%	3.8%	3.8%	100.0%

Performance	F-148

Annual Report 2015

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2015				12/31/2014
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	122,097	5,998	-	128,095	123,249	8,093	-	131,342

II- Collectively-evaluated

Individuals	100,819	55,625	8,269	164,713	100,252	56,890	7,746	164,888
Credit card	39,945	11,086	1,492	52,523	39,097	13,385	1,632	54,114
Personal	6,166	7,527	6,030	19,723	7,186	8,447	5,469	21,102
Payroll loans	9,501	33,116	642	43,259	8,000	30,445	523	38,968
Vehicles	13,584	2,918	84	16,586	19,616	3,509	104	23,229
Mortgage loans	31,623	978	21	32,622	26,353	1,104	18	27,475

Small and medium businesses	55,736	11,904	3,570	71,210	56,221	13,885	3,277	73,383

Foreign loans and Latin America	61,716	3,413	770	65,899	45,186	3,126	416	48,728

Total	340,368	76,940	12,609	429,917	324,908	81,994	11,439	418,341

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2015				12/31/2014
	Overdue by	Overdue from	Overdue from		Overdue by	Overdue from	Overdue from
	up to 30 days	31 to 60 days	61 to 90 days	Total	up to 30 days	31 to 60 days	61 to 90 days	Total
Individuals	6,306	2,973	1,650	10,929	7,105	2,818	1,414	11,337
Credit card	978	417	551	1,946	990	461	423	1,874
Personal	1,992	1,127	505	3,624	1,837	756	371	2,964
Payroll loans	532	248	153	933	631	176	126	933
Vehicles	1,706	642	245	2,593	2,781	1,051	353	4,185
Mortgage loans	1,098	539	196	1,833	866	374	141	1,381

Corporate	411	120	23	554	748	89	1	838

Small and medium businesses	2,288	1,035	479	3,802	2,137	767	400	3,304

Foreign loans - Latin America	1,506	274	109	1,889	984	325	96	1,405
Total	10,511	4,402	2,261	17,174	10,974	3,999	1,911	16,884

Performance	F-149

Annual Report 2015

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2015
	Interbank deposits		Financial assets			Held-to-
	and securities		designated at fair		Available-for-	maturity
	purchased under	Held-for-trading	value through profit	Derivatives	sale financial	financial
Internal rating	agreements to resell	financial assets	or loss	assets	assets	assets	Total
Lower risk	284,929	164,283	642	26,251	84,284	41,843	602,232
Satisfactory	-	26	-	130	889	342	1,387
Higher risk	-	2	-	374	308	-	684
Impairment	-	-	-	-	564	-	564
Total	284,929	164,311	642	26,755	86,045	42,185	604,867
%	47.1	27.2	0.1	4.4	14.2	7.0	100.0

12/31/2014
	Interbank deposits		Financial assets			Held-to-
	and securities		designated at fair		Available-for-	maturity
	purchased under	Held-for-trading	value through profit	Derivatives	sale financial	financial
Internal rating	agreements to resell	financial assets	or loss	assets	assets	assets	Total
Lower risk	231,999	132,934	733	14,106	78,213	34,434	492,419
Satisfactory	-	7	-	46	68	-	121
Higher Risk	-	3	-	4	65	-	72
Impairment	-	-	-	-	14	-	14
Total	231,999	132,944	733	14,156	78,360	34,434	492,626
%	47.1	27.0	0.1	2.9	15.9	7.0	100.0

Performance	F-150

Annual Report 2015

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2015				12/31/2014
			(II) Under-collateralized
	(I) Over-collateralized assets		assets		(I) Over-collateralized assets		(II) Under-collateralized assets
	Carrying		Carrying		Carrying		Carrying
	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of
Financial effect of collateral	assets	collateral	assets	collateral	assets	collateral	assets	collateral
Individuals	54,640	135,202	639	572	57,340	137,641	720	627
Personal	495	1,204	448	419	561	1,160	214	182
Vehicles	19,390	50,662	189	152	27,869	66,366	458	403
Mortgage loans	34,755	83,336	2	1	28,910	70,115	48	42

Small, medium businesses and corporate	169,560	481,916	7,968	2,932	166,376	447,109	6,416	3,035

Foreign loans - Latin America	57,680	89,531	7,715	6,042	42,089	61,349	4,165	3,311

Total	281,880	706,649	16,322	9,546	265,805	646,099	11,301	6,973

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 176,046 (R$ 175,325 at 12/31/2014).

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

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Performance	F-151

Annual Report 2015

7.	Repossessed assets

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

The amounts below represent total assets repossessed in the period:

	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2013
Real estate not for own use	133	52	2
Residential properties - mortgage loans	256	86	93
Vehicles - linked to loan operations	18	6	1
Other (Vehicles / Furniture / Equipments) - Dation	37	22	12
Total	444	166	108

Performance	F-152

Annual Report 2015

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management the ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies/Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings covers from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk ranges from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility and the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and

•	Within one month, for proper committees.

Daily risk reports, used by the business and control areas, are issued to the top management. Additionally, risk control and management process is submitted to periodic reviews.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

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

Performance	F-153

Annual Report 2015

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and longterm time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: risk of losses in operations subject to foreign exchange variation;

•	Price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;

•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

The CMN has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING to manage market risk.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

Performance	F-154

Annual Report 2015

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated by the Historical Simulation method. This methodology performs a full revaluation of all positions through the actual historical distribution of assets.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Itau BBA International plc, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colombia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

From January 1st to December 31, 2015, the average total VaR in Historical Simulation was R$ 207.0 million, or 0.18% of total stockholders’ equity (throughout 2014 it was R$ 131.9 million or 0.13% of total stockholders’ equity).

	(in R$ million)
	VaR Total - Historical Simulation
	12/31/2015				12/31/2014
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

Risk factor group
Brazilian interest rate	131.9	78.2	236.4	121.2	92.4	37.0	161.8	124.8
Other interest rate	93.6	75.1	139.2	108.6	60.4	21.1	93.2	83.6
FX rate	47.2	11.3	118.6	13.1	36.1	3.6	141.2	26.5
Brazilian inflation indexes	134.1	103.9	294.9	108.9	99.1	45.9	162.9	115.7
Equities and commodities	28.5	17.2	70.4	59.3	22.8	10.4	60.7	22.5

Foreign units (1)
Itaú BBA International (4)	3.2	1.0	10.1	3.0	1.1	0.4	2.3	1.6
Itaú Argentina (2)	8.5	1.9	118.1	7.8	4.0	0.9	18.8	1.9
Itaú Chile (2)	7.5	4.5	14.0	4.7	3.3	1.3	5.5	5.3
Itaú Uruguai (3)	2.0	0.9	4.1	2.6	1.6	0.8	2.6	2.1
Itaú Paraguai (4)	3.8	1.3	7.8	7.6	1.3	0.6	3.6	3.5
Itaú BBA Colombia (2)	1.2	0.3	1.7	0.4	0.4	0.1	1.2	0.5

Effect of diversification				(233.3)				(194.9)
Total risk	207.0	152.3	340.7	204.0	131.9	59.0	227.7	193.1
(1) Determined in local currency and converted into Reais at the daily quotation

(2) VaR calculated using historical simulation as from the 1st quarter of 2015.

(3) VaR calculated using historical simulation as from the third quarter of 2015.

(4) VaR calculated using historical simulation as from this quarter.

Performance	F-155

Annual Report 2015

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

Position of accounts subject to interest rate risk (1)

	12/31/2015						12/31/2014
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	376,617	203,639	97,021	277,995	186,609	1,141,881	305,708	226,073	97,686	257,420	117,884	1,004,771
Interbank deposits	23,454	3,436	2,879	753	3	30,525	15,879	2,259	3,997	946	-	23,081
Securities purchased under agreements to resell	196,402	57,997	5	-	-	254,404	146,898	62,020	-	-	-	208,918
Central Bank compulsory deposits	62,766	-	-	-	-	62,766	59,714	-	-	-	-	59,714
Held-for-trading financial assets	12,872	9,413	13,649	57,700	70,677	164,311	10,142	25,770	17,539	57,074	22,419	132,944
Financial assets held for trading and designated at fair value through profit or loss	-	-	-	642	-	642	-	322	171	240	-	733
Available-for-sale financial assets	3,903	7,106	11,914	35,098	28,024	86,045	5,251	9,679	7,290	29,743	26,397	78,360
Held-to-maturity financial assets	342	-	319	14,500	27,024	42,185	44	264	672	13,609	19,845	34,434
Derivatives	6,040	7,152	2,653	8,116	2,794	26,755	2,408	4,073	2,238	3,682	1,755	14,156
Loan and lease operations portfolio	70,838	118,535	65,602	161,186	58,087	474,248	65,372	121,686	65,779	152,126	47,468	452,431
Interest-bearing liabilities	290,908	98,129	74,635	316,852	72,968	853,492	270,976	85,050	60,179	277,952	57,274	751,431
Savings deposits	111,319	-	-	-	-	111,319	118,449	-	-	-	-	118,449
Time deposits	13,465	19,252	13,277	57,694	1,562	105,250	11,705	23,656	7,775	61,794	3,536	108,466
Interbank deposits	4,475	8,727	1,012	735	-	14,949	4,687	13,173	762	503	-	19,125
Deposits received under repurchase agreements	144,750	15,186	21,262	134,708	20,737	336,643	125,663	11,280	15,150	120,639	15,951	288,683
Interbank market	8,056	42,525	29,966	62,654	13,685	156,886	8,043	31,076	29,699	44,367	9,401	122,586
Institutional market	4,988	5,123	5,748	42,938	35,121	93,918	624	2,520	3,910	39,516	26,672	73,242
Derivatives	3,850	7,309	3,348	14,715	1,849	31,071	1,728	3,205	2,880	8,001	1,536	17,350
Financial liabilities held for trading	5	7	22	364	14	412	77	140	3	122	178	520
Liabilities for capitalization plans	-	-	-	3,044	-	3,044	-	-	-	3,010	-	3,010
Difference asset / liability (2)	85,709	105,510	22,386	(38,857)	113,641	288,389	34,732	141,023	37,507	(20,532)	60,610	253,340
Cumulative difference	85,709	191,219	213,605	174,748	288,389		34,732	175,755	213,262	192,730	253,340
Ratio of cumulative difference to total interest-bearing assets	7.5%	16.7%	18.7%	15.3%	25.3%		3.5%	17.5%	21.2%	19.2%	25.2%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Performance	F-156

Annual Report 2015

Position of accounts subject to currency risk

	12/31/2015
		Chilean
Assets	Dollar	Peso	Other	Total
Cash and deposits on demand	6,060	779	4,611	11,450
Central Bank compulsory deposits	234	503	6,435	7,172
Interbank deposits	16,281	2,093	4,649	23,023
Securities purchased under agreements to resell	1,966	56	87	2,109
Financial assets held for trading	6,125	73	907	7,105
Financial assets designated at fair value through profit or loss	642	-	-	642
Derivatives	9,581	1,279	37	10,897
Available-for-sale financial assets	28,833	3,063	1,928	33,824
Held-to-maturity financial assets	14,807	-	-	14,807
Loan operations and lease operations portfolio, net	63,456	36,776	20,931	121,163
Total assets	147,985	44,622	39,585	232,192

	12/31/2015
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	55,539	25,811	30,657	112,007
Securities sold under repurchase agreements	23,405	240	142	23,787
Financial liabilities held for trading	412	-	-	412
Derivatives	9,179	1,396	429	11,004
Interbank market debt	59,203	3,796	821	63,820
Institutional market debt	44,901	8,112	334	53,347
Total liabilities	192,639	39,355	32,383	264,377

Net position	(44,654)	5,267	7,202	(32,185)

	12/31/2014
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,607	656	2,872	10,135
Central Bank compulsory deposits	292	303	4,035	4,630
Interbank deposits	12,274	1,055	1,877	15,206
Securities purchased under agreements to resell	166	1	-	167
Financial assets held for trading	7,469	144	940	8,553
Financial assets designated at fair value through profit or loss	733	-	-	733
Derivatives	5,632	1,030	109	6,771
Available-for-sale financial assets	18,897	2,435	1,342	22,674
Held-to-maturity financial assets	10,332	-	-	10,332
Loan operations and lease operations portfolio, net	63,371	26,490	16,157	106,018
Total assets	125,773	32,114	27,332	185,219

	12/31/2014
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	57,875	19,929	28,813	106,617
Securities sold under securities repurchase agreements	14,913	181	250	15,344
Financial liabilities held for trading	520	-	-	520
Derivatives	5,402	1,088	28	6,518
Interbank market debt	39,935	2,823	540	43,298
Institutional market debt	31,519	4,425	286	36,230
Total liabilities	150,164	28,446	29,917	208,527

Net position	(24,391)	3,668	(2,585)	(23,308)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Performance	F-157

Annual Report 2015

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

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

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

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 586.2 billion (R$ 538.1 billion at 12/31/2014), particularly funding from time deposits. A considerable portion of these funds – 34.5% of total, or R$ 202.1 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Performance	F-158

Annual Report 2015

	12/31/2015			12/31/2014
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	190,352	292,610		183,574	294,773
Demand deposits	61,092	61,092	10.4	48,733	48,733	9.1
Savings deposits	111,319	111,319	19.0	118,449	118,449	22.0
Time deposits	13,465	105,250	18.0	11,705	108,466	20.2
Other	4,476	14,949	2.6	4,687	19,125	3.5
Funds from acceptances and issuance of securities (1)	4,128	75,590	12.9	3,959	47,750	8.9
Funds from own issue (2)	2,863	152,215	25.9	2,840	139,910	26.0
Subordinated debt	4,722	65,785	11.2	174	55,617	10.3
Total	202,065	586,200	100.0	190,547	538,050

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2015, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 156.6 billion and accounted for 77.5% of the short term redeemable obligations, 26.7% of total funding, and 18.1% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	12/31/2015	12/31/2014
Liquidity indicators	%	%
Net assets (1) / funds within 30 days (2)	77.5	72.1
Net assets (1) / total funds (3)	26.7	25.5
Net assets (1) / total assets (4)	18.1	17.0

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 863,180 (R$ 809,448 at 12/31/2014).

Performance	F-159

Annual Report 2015

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2015					12/31/2014
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	18,544	-	-	-	18,544	17,527	-	-	-	17,527

Interbank investments	229,295	40,016	696	239	270,246	170,482	51,967	1,097	32	223,578
Securities purchased under agreements to resell – Funded position (2)	72,091	-	-	-	72,091	74,275	-	-	-	74,275
Securities purchased under agreements to resell – Financed position	133,315	33,742	-	-	167,057	80,085	45,512	-	-	125,597
Interbank deposits	23,889	6,274	696	239	31,098	16,122	6,455	1,097	32	23,706

Securities	71,124	15,485	11,017	78,774	176,400	55,315	19,009	15,470	106,023	195,817
Government securities - available	65,965	-	-	-	65,965	45,587	-	-	-	45,587
Government securities – subject to repurchase commitments	68	2,675	712	6,866	10,321	3,440	5,491	5,473	41,548	55,952
Private securities - available	5,091	12,681	10,305	71,908	99,985	6,102	10,520	8,750	57,179	82,551
Private securities – subject to repurchase commitments	-	129	-	-	129	186	2,998	1,247	7,296	11,727

Derivative financial instruments	5,955	7,685	3,430	6,289	23,359	2,408	5,342	1,167	3,719	12,636
Gross position	-	1	-	20	21	-	-	-	19	19
Cross Currency Swap Deliverable - Asset position	-	852	-	975	1,827	-	-	-	560	560
Cross Currency Swap Deliverable - Liability position	-	(851)	-	(955)	(1,806)	-	-	-	(541)	(541)
Net position	5,955	7,684	3,430	6,269	23,338	2,408	5,342	1,167	3,700	12,617
Swaps	666	2,140	1,935	4,406	9,147	448	812	643	2,913	4,816
Option	2,413	2,000	692	478	5,583	481	1,720	308	363	2,872
Forward (onshore)	1,204	1,961	1	-	3,166	846	1,548	-	-	2,394
Other derivative financial instruments	1,672	1,583	802	1,385	5,442	633	1,262	216	424	2,535
Loan and lease operations portfolio (3)	63,263	171,813	86,118	187,619	508,813	56,652	169,230	90,854	180,050	496,786
Total financial assets	388,181	234,999	101,261	272,921	997,362	302,384	245,548	108,588	289,824	946,344

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 66,556 (R$ 63,106 at 12/31/2014), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 9,461 (R$ 5,945 at 12/31/2014) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 38,978 (R$ 39,386 at 12/31/2014) and the amount of liabilities from transactions related to credit assignments R$ 5,495 (R$ 4,336 at 12/31/2014) .

Performance	F-160

Annual Report 2015

Undiscounted future flows except for derivatives	12/31/2015					12/31/2014
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Deposits	190,890	45,133	8,331	64,843	309,197	182,849	47,531	14,851	58,881	304,112
Demand deposits	61,092	-	-	-	61,092	48,733	-	-	-	48,733
Savings deposits	111,319	-	-	-	111,319	118,449	-	-	-	118,449
Time deposit	13,873	34,660	8,326	64,819	121,678	10,867	33,601	14,521	58,564	117,553
Interbank deposits	4,606	10,473	5	24	15,108	4,800	13,930	330	317	19,376

Compulsory deposits	(40,807)	(9,021)	(2,043)	(14,685)	(66,556)	(42,811)	(6,455)	(2,190)	(11,650)	(63,106)
Demand deposits	(10,224)	-	-	-	(10,224)	(7,404)	-	-	-	(7,404)
Savings deposits	(26,838)	-	-	-	(26,838)	(33,084)	-	-	-	(33,084)
Time deposit	(3,745)	(9,021)	(2,043)	(14,685)	(29,494)	(2,323)	(6,455)	(2,190)	(11,650)	(22,618)

Securities sold under repurchase agreements (1)	167,363	39,464	63,773	111,189	381,789	164,309	28,544	57,449	108,099	358,402
Government securities	139,530	5,315	2,588	29,937	177,370	143,717	2,161	3,888	20,227	169,992
Private securities	8,043	30,146	61,185	81,252	180,626	6,383	25,924	53,561	87,324	173,192
Foreign	19,790	4,003	-	-	23,793	14,210	460	-	548	15,218

Funds from acceptances and issuance of securities (2)	4,188	24,186	19,178	40,612	88,164	4,054	24,017	10,777	14,319	53,167

Borrowing and onlending (3)	5,902	58,159	24,116	25,672	113,849	4,290	37,668	19,414	31,890	93,262

Subordinated debt (4)	4,775	10,115	13,764	56,006	84,660	191	6,537	12,979	56,349	76,056

Derivative financial instruments	3,765	8,537	4,104	11,269	27,675	1,728	5,116	1,318	7,668	15,830
Gross position	1	11	-	4	16	-	31	-	-	31
Cross Currency Swap Deliverable - Asset position	(85)	(1,269)	-	(236)	(1,590)	-	(969)	(10)	-	(979)
Cross Currency Swap Deliverable - Liability position	86	1,280	-	240	1,606	-	1,000	10	-	1,010
Net position	3,764	8,526	4,104	11,265	27,659	1,728	5,085	1,318	7,668	15,799
Swaps	783	3,368	2,618	9,562	16,331	241	1,761	778	6,754	9,534
Option	1,460	3,025	805	493	5,783	431	1,853	353	420	3,057
Forward (onshore)	828	5	-	-	833	681	1	-	-	682
Other derivative financial instruments	693	2,128	681	1,210	4,712	375	1,470	187	494	2,526

Total financial liabilities	336,076	176,573	131,223	294,906	938,778	314,610	142,958	114,599	265,556	837,723

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Performance	F-161

Annual Report 2015

	12/31/2015					12/31/2014
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Endorsements and sureties	2,018	13,819	5,477	52,930	74,244	2,003	14,721	4,207	52,828	73,759
Commitments to be released	84,641	28,808	28,404	79,487	221,340	73,356	60,785	17,980	69,377	221,498
Letters of credit to be released	6,936	-	-	-	6,936	11,091	-	-	-	11,091
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	340	-	-	340	-	267	308	-	575
Total	93,595	42,967	33,881	132,417	302,860	86,450	75,773	22,495	122,205	306,923

Performance	F-162

Annual Report 2015

Note 37 – Supplementary Information

Itaú Chile Holdings -On July 17, 2015, after approval of proper regulatory authorities, the subsidiary Itaú Chile Holdings (ICH) was dissolved. Therefore, the investments held by ICH were transferred to ITAÚ UNIBANCO HOLDING. The transaction had an accounting effect of R$ (251) million.

Nota 38 - Subsequents events

CIB - In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) wich will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

Acquisition of CorpBanca - On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama. Focused on individuals and large and middle-market companies, it offers global banking products. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING’s internationalization process and in its aim to become a leading bank in Latin America. As a result of the merger, ITAÚ UNIBANCO HOLDING rose from the seventh (7th) to the fourth (4th) place in the ranking of the largest banks in Chile.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.              Increase in BIC’ capital in the amount of R$ 2,309 million concluded on March 22, 2016;

ii.             Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for Corp Group.

iii.             The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

Itaú CorpBanca will be controlled from April 1, 2016 by ITAÚ UNIBANCO HOLDING, which entered into a Shareholders’ Agreement with Corp Group upon the closing of the operation. This Shareholders’ Agreement entitled ITAÚ UNIBANCO HOLDING to appoint members for the Board of Directors of Itaú CorpBanca.

The amounts of Itaú CorpBanca’s assets, liabilities, income and expenses were not included in the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING for the period ended December 31, 2015. The management of Itaú Unibanco Holding is assessing possible impacts in the allocation of goodwill of said operation and will disclose further details in the next financial statements. Said operation will not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING.

Performance	F-163

Annual Report 2015

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

The majority of our business is comprised by operations with individuals and corporates, which have grown organically and without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset for the periods indicated in the table below:

	(In millions of R$, except percentages)

	2015			2014			2013
	Average		Average	Average		Average	Average		Average
Assets	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate
Interest-earning assets(1)	1,070,450	147,789	13.8	955,416	120,115	12.6	882,472	94,127	10.7
Interbank deposits	29,489	1,628	5.5	24,019	1,286	5.4	19,880	583	2.9
Securities purchased under agreements to resell	204,362	27,572	13.5	170,327	17,929	10.5	162,865	12,630	7.8
Central Bank compulsory deposits	63,418	5,748	9.1	69,882	5,904	8.4	62,492	4,314	6.9
Financial assets held for trading	152,687	19,826	13.0	134,695	15,128	11.2	138,667	10,860	7.8
Available-for-sale financial assets	82,744	8,979	10.9	78,559	7,272	9.3	86,571	5,067	5.9
Held-to-maturity financial assets	38,295	3,758	9.8	24,317	2,347	9.7	4,473	486	10.9
Loan operations and lease operations (accrual)	445,583	79,392	17.8	403,447	69,248	17.2	362,330	59,546	16.4
Other financial assets	53,871	886	1.6	50,170	1,001	2.0	45,193	641	1.4
Non-interest-earning assets	115,596			97,526			83,025
Cash and deposits on demand	19,159			17,038			13,806
Central Bank compulsory deposits	3,797			4,025			3,850
Derivatives	24,276			12,647			11,224
Non-accrual loans	18,559			17,040			19,216
Allowance for loan and lease losses	(24,526)			(21,655)			(24,103)
Fixed assets, net	8,618			7,145			5,958
Investments in unconsolidated companies	4,219			3,964			3,233
Goodwill	2,011			1,798			147
Intangible assets, net	6,225			6,019			5,110
Tax assets	43,212			35,000			33,155
Assets held for sale	341			137			119
Other assets	9,706			14,369			11,311
Total	1,186,046			1,052,942			965,497

(1) For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".

Attachments	A-160

Annual Report 2015

	(In millions of R$, except percentages)

	2015			2014			2013
	Average		Average	Average		Average	Average		Average
Liabilities	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate
Interest-bearing liabilities	875,904	75,064	8.6	793,069	72,977	9.2	738,535	46,361	6.3
Interest-bearing deposits	236,315	13,587	5.7	233,999	12,064	5.2	209,347	9,802	4.7
Savings deposits	114,500	7,720	6.7	111,473	6,905	6.2	92,964	5,014	5.4
Interbank deposits	19,633	1,062	5.4	6,131	692	11.3	7,446	300	4.0
Time deposits	102,182	4,804	4.7	116,395	4,467	3.8	108,937	4,488	4.1
Securities sold under repurchase agreements	297,509	32,879	11.1	266,527	26,771	10.0	256,025	16,865	6.6
Interbank market debt and Institutional market debt	219,463	15,999	7.3	183,981	25,099	13.6	174,834	16,216	9.3
Interbank market debt	134,637	7,970	5.9	113,522	14,404	12.7	104,002	6,245	6.0
Institutional market debt	84,826	8,030	9.5	70,459	10,695	15.2	70,832	9,971	14.1
Reserves for insurance and private pension and liabilities for capitalization plans	121,856	12,557	10.3	107,880	8,987	8.3	97,818	3,436	3.5
Other interest-bearing liabilities	761	42	5.5	682	56	8.2	511	42	8.2
Non-interest bearing liabilities	203,376			169,247			148,215
Non-interest bearing deposits	54,148			43,840			36,726
Derivatives	29,488			13,107			10,355
Other non-interest-bearing liabilities	119,740			112,300			101,134
Total stockholders’ equity attributed to the owners of the parent company	105,034			89,458			78,747
Non-controlling interests	1,732			1,168			878
Total	1,186,046			1,052,942			965,497

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in our interest income and expense in terms of average volume and changes in the average yields/rates for the periods indicated below. Volume balance and rate variations have been calculated based on variations of average balances over the period and changes in average interest yield/rates on interest earning assets and interest-bearing liabilities from one period to the other.

	(In millions of R$, except percentages)

	Increase/(decrease) due to changes in:
	2015-2014			2014-2013			2013-2012
		Yield	Net		Yield	Net		Yield	Net
	Volume(1)	rate(2)	change(3)	Volume(1)	rate(2)	change(3)	Volume(1)	rate(2)	change(3)
Interest-earning assets	15,027	12,647	27,674	9,533	16,455	25,988	12,673	(14,910)	(2,237)
Interbank deposits	301	41	342	142	561	703	(184)	(275)	(459)
Securities purchased under agreements to resell	4,001	5,641	9,642	602	4,697	5,299	3,084	(550)	2,534
Central Bank compulsory deposits	(733)	578	(156)	550	1,041	1,590	(570)	(449)	(1,020)
Financial assets held for trading	2,166	2,532	4,698	(302)	4,570	4,268	1,533	(3,997)	(2,464)
Available-for-sale financial assets	403	1,303	1,707	(417)	2,623	2,206	1,404	(108)	1,296
Held-to-maturity financial assets	1,371	40	1,411	1,909	(48)	1,861	41	(26)	15
Loan and lease operations (accrual)	7,434	2,710	10,144	6,973	2,729	9,702	7,182	(8,775)	(1,593)
Other financial assets	83	(198)	(115)	77	282	359	183	(729)	(545)
Interest-bearing liabilities	11,420	(9,333)	2,087	2,717	23,898	26,615	(4,577)	2,872	(1,706)
Interest-bearing deposits	276	1,247	1,523	1,030	1,231	2,261	306	(1,047)	(741)
Saving deposits	191	624	815	1,083	807	1,890	1,052	(107)	945
Interbank deposits	485	(115)	370	(43)	435	392	(25)	39	14
Time deposits	(400)	738	338	(11)	(11)	(21)	(721)	(979)	(1,700)
Securities sold under repurchase agreements	3,279	2,829	6,109	718	9,188	9,906	(8,392)	7,717	(675)
Interbank market debt and Institutional market debt	6,595	(15,695)	(9,100)	568	8,315	8,883	1,998	778	2,776
Interbank market debt	3,444	(9,878)	(6,434)	620	7,539	8,159	566	(68)	498
Institutional market debt	3,151	(5,816)	(2,666)	(52)	777	724	1,431	846	2,277
Reserves for insurance and private pension and Liabilities for capitalization	1,262	2,307	3,569	387	5,163	5,551	1,497	(4,574)	(3,077)
Other Interest-bearing liabilities	8	(22)	(14)	14	-	14	13	(2)	11

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

Attachments	A-161

Annual Report 2015

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the periods indicated below.

	(In millions of R$, except percentages)
	2015	2014	2013
Total average interest-earning assets	1,070,450	955,416	882,472
Total average interest-bearing liabilities	875,904	793,069	738,535
Net interest income(1)	72,725	47,139	47,766
Average yield on average interest-earning assets (%)(2)	13.8	12.6	10.7
Average rate on average interest-bearing liabilities (%)(3)	8.6	9.2	6.3
Net interest spread (%)(4)	5.2	3.4	4.4
Net interest margin (%)(5)	6.8	4.9	5.4

(1)	Is the sum of total interest income less total interest expense.
(2)	Total interest income divided by total average interest-earning assets.
(3)	Total interest expense divided by total average interest-bearing liabilities.
(4)	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5)	Net interest income divided by total average interest-earning assets.

Return on Equity and Assets

The following table sets forth certain data with respect to return on equity and assets for the periods indicated below.

	(In millions of R$, except percentages)
	2015	2014	2013
Net income attributable to owners of the parent company	25,740	21,555	16,424
Average total assets	1,186,046	1,052,942	965,497
Average stockholders’ equity	105,034	89,458	78,747
Net income as a percentage of average total assets (%)(1)	2.2	2.0	1.7
Net income as a percentage of average stockholder’s equity (%)(1)	24.8	24.3	21.1
Average stockholder’s equity as a percentage of average total assets (%)	8.9	8.5	8.2
Dividend payout ratio per share (%)(2)	28.9	31.1	34.5

(1)	Attributable to owners of the parent company.
(2)	Dividend and interest on stockholders’ equity per share divided by basic earnings per share. Please refer to section Our profile, item In numbers, Selected Financial Data for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

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

As of April 27, 2016, the U.S. dollar-real exchange rate (PTAX) was R$3.5295 to U$1.00.

The following table sets forth information on the selling rate for U.S. dollars and euro as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00				Exchange Rate of Brazilian Currency per €1.00
Year	Low	High	Average(1)	Year-End	Low	High	Average(1)	Year-End
2011	1.5345	1.9016	1.6709	1.8758	2.1801	2.5565	2.3354	2.4342
2012	1.7024	2.1121	1.9588	2.0435	2.2465	2.7633	2.5277	2.6954
2013	1.9528	2.4457	2.1741	2.3426	2.5347	3.2682	2.8947	3.2265
2014	2.1974	2.7403	2.3599	2.6562	2.8900	3.4320	3.1113	3.2270
2015	2.5754	4.1949	3.3876	3.9048	2.9080	4.7209	3.7358	4.2504
2016 (through April 27, 2016)	3.5126	4.1558	3.8279	3.5295	3.9566	4.5032	4.2453	3.9965

Source: Economatica System.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00				Exchange Rate of Brazilian Currency per €1.00
Month	Low	High	Average(1)	Month-End	Low	High	Average(1)	Month-End
October 2015	3.7386	4.0010	3.8801	3.8589	4.2485	4.5115	4.3571	4.2660
November 2015	3.7010	3.8506	3.7765	3.8506	3.9454	4.1714	4.0449	4.0735
December 2015	3.7476	3.9831	3.8711	3.9048	4.0553	4.3624	4.2158	4.2504
January 2016	3.9863	4.1558	4.0524	4.0428	4.3082	4.5032	4.4010	4.3824
February 2016	3.8653	4.0492	3.9737	3.9796	4.3234	4.4962	4.4034	4.3234
March 2016	3.5589	3.9913	3.7039	3.5589	4.0254	4.3350	4.1213	4.0539
April 2016 (through April 27, 2016)	3.5126	3.6921	3.5759	3.5295	3.9566	4.2046	4.0572	3.9965

Source: Economatica System.

(1) Represents the average of the closing exchange rates of each day during the relevant period.

Attachments	A-162

Annual Report 2015

Considerations for ADS holders

Risks related to our ADSs

Before investing in our shares and ADSs, it is important for the investor to know that, in addition to the risks related to our business, which may impact the value of our securities and our ability to perform certain obligations, including the payment of dividends and interest on capital, the investor will be exposed to additional risks, as described below. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us and/or ADS holders.

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

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you.

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

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank of Brazil either as (i) a Foreign Direct Investment, subject to Law No. 4131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (Eg. RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable.

The tax treatment for the remittance of dividends and distributions on, and the proceeds from any sale of, our preferred shares is less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts

Attachments	A-163

Annual Report 2015

to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries

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

Taxation for the ADS holders

This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, and contains a description of the main Brazilian and U.S. federal income tax considerations regarding the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters, considering that laws are subject to change and to differing interpretations (possibly with retroactive effect). Although there is no income tax treaty between Brazil and the United States in place, the tax authorities of the two countries have agreed in applicable provisions of reciprocal tax treatment as to compensation of tax withheld at the source country in the residence country. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. Holder (as defined below) of our preferred shares or ADSs.

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

Non-Resident Holders Resident or Domiciled in Tax Haven Jurisdictions

In accordance with Brazilian law, as regulated by Article 1 of Normative Instruction No. 1,037 of June 4th, 2010, as amended, a “tax haven” is defined as a country or location (a) that does not impose any income tax or where the maximum income tax rate is 20% or below or (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax haven jurisdictions has been published per such Normative Instruction. Non-Resident Holders resident or domiciled in tax haven jurisdictions may be subject to withholding tax in Brazil at higher rates than Non-Resident Holders not resident or domiciled in tax havens, as described below.

Taxation of Dividends

Payment of dividends derived from profits generated after January 1st, 1996, including dividends paid in kind, are not subject to withholding tax in Brazil. Payment of dividends derived from profits generated before January 1st, 1996 may be subject to Brazilian withholding tax at varying rates, according to the year when the profits have been generated.

Taxation of Interest on Net Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to also make payments of interest on net equity in addition to dividend distributions. Please refer to section Our Risk Management, item Regulatory Environment, Taxation for further information. Currently, payments of interest on net equity are subject to withholding tax at a general rate of 15%, or 25% in the case of a Non-Resident Holder that is resident or domiciled in a tax haven jurisdiction.

Taxation of Gains

(a)	Sales or Other Dispositions of ADSs

Gains realized outside Brazil by a Non-Resident Holder from the sale or other disposition of ADSs to another Non-Resident Holder are not subject to Brazilian taxation. However, according to Law No. 10,833, dated December 29, 2003, as amended, the disposition of assets located in Brazil by a Non-Resident Holder may be subject to Brazilian withholding tax at a general rate of 15% (a 25% rate may apply if the foreign beneficiary is resident or domiciled in a jurisdiction deemed to be a tax haven for Brazilian tax purposes). Although the referred Law is not completely clear with respect to what is considered to be an asset located in Brazil, ADSs generally should not be considered to be assets located in Brazil for purposes of such Law because they represent securities issued and negotiated in an offshore exchange market. It is important to note that even if ADSs were considered to be assets located in Brazil, Non-Resident Holders not resident or domiciled in tax haven jurisdictions may still apply for exemption from capital gains tax according to Article 81 of Law No. 8,981, dated January 20, 1995, as amended.

Attachments	A-164

Annual Report 2015

(b)

Conversion of Our Preferred Shares into ADSs

The deposit by a Non-Resident Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, if such Non-Resident Holder is resident or domiciled in a tax haven jurisdiction or if such preferred shares have not been registered under the Central Bank according to CMN Resolution No. 4.373, dated September 29, 2014, effective as of March 30, 2015 (former CMN Resolution No. 2,689, dated January 26, 2000, and CMN Resolution No. 1,927, dated May 18, 1992), as amended. In those cases, the difference between the acquisition cost of such preferred shares or the amount otherwise previously registered under the Central Bank and the average price of such preferred shares, according to the mentioned CMN Resolution No. 4.373/14), may be considered taxable capital gain, and may be subject to income tax at a general rate of 15%. Please refer to section Our Risk Management, item Regulatory Environment, Funds of foreign investors, for further details.

Non-Resident Holders that are resident or domiciled in tax haven jurisdictions may be subject to capital gain tax at a 25% rate on sale or transfer of shares out of the financial markets upon such a conversion.

On the other hand, when Non-Resident Holders that are not resident or domiciled in tax haven jurisdictions deposit preferred shares registered according to CMN Resolution No. 4.373/14 in exchange for ADSs, such deposit should not be subject to capital gain tax.

(c)

Sales or Other Dispositions of Our Preferred Shares

Non-Resident Holders not resident or domiciled in tax haven jurisdictions that register their portfolio according to CMN Resolution No. 4.373/14 benefit from a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian stock exchanges is exempt from income tax. On the other hand, sale of shares not registered according to CMN Resolution No. 4.373/14 or made outside of Brazilian stock exchanges is generally subject to 15% capital gain tax.

Such special treatment is not applicable to Non-Resident Holders resident or domiciled in tax haven jurisdictions, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in the financial markets, including stock exchanges and over-the-counter markets. The taxation rate is then generally of 15%. If such Non-Resident Holders sell shares outside of the financial markets, the income taxation rate will instead be of 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation. The gains from the sale or assignment of preemptive rights will be subject to income tax according to rates that vary depending on the location of the Non-Resident Holder and the market in which such rights have been sold. If the Non-Resident Holder is not resident or domiciled in a tax haven jurisdiction, the sale of preemptive rights is exempt from tax if made within the Brazilian stock exchange markets or is subject to 15% income tax if made outside such stock exchange markets. If the Non-Resident Holder is resident or domiciled in a tax haven, the sale of preemptive rights is generally subject to 15% income tax if made within Brazilian financial markets or 25% tax if the rights have been sold outside such markets.

Tax on Financial Transactions

IOF/Exchange (IOF/FX) and IOF/Securities

According to the Decree No. 6,306/2007, and further amendments, Tax on Financial Transactions may levy some foreign exchange transactions. Please refer to section Our Risk Management, item Regulatory Environment, Taxation, for further details about Tax on Financial Transactions.

The acquisition of ADSs is not subject to IOF tax. As of December 24, 2013, pursuant to Decree No. 8,165, the IOF/Securities tax levied on the assignment of shares traded in the Brazilian stock exchange market in order to permit the issuance of depositary receipts to be negotiated overseas has been reduced to 0% rate.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of our preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs outside Brazil by a Non-Resident Holder, except for gift, inheritance and legacy taxes that are levied by some states of Brazil if bestowed in such states of Brazil or abroad when the receiver is resident or domiciled in these states of Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable to Non-Resident Holders of our preferred shares or ADSs.

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

Attachments	A-165

Annual Report 2015

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

INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY NON-U.S. TAX LAWS.

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

Attachments	A-166

Annual Report 2015

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

Attachments	A-167

Annual Report 2015

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

Attachments	A-168

Annual Report 2015

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

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (“CEO”), and our chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2015.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Attachments	A-169

Annual Report 2015

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated March xx, 2016, on the effectiveness of our internal controls related to the consolidated financial statements as of December 31, 2015 is presented with our consolidated financial statements.

Please refer to Performance, item Consolidated Financial Statements (IFRS) for further details about our independent auditor’s report.

(d)	Changes in Internal Control Over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that ocurred during the year ended December 31, 2015 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

Sustainability

Sustainability is incorporated into our corporate strategy by means of a consolidated governance structure that is integrated into our business, which allows us to incorporate social and environmental issues into daily activities and processes throughout the Itaú Unibanco Group. Long-term strategic decisions on sustainability are discussed on an annual basis at our Board of Directors’ meeting and twice a year at meetings of our Executive Committee. Since 2011, our sustainability activities have been based on three strategic focuses: (i) social and environmental risks and opportunities, (ii) financial education and (iii) dialogue and transparency.

Our management of social and environmental risk is based on the identification, measurement, mitigation and monitoring of risks. We know that the increasing societal consciousness of the environmental and social challenges we face makes these issues more material to our operations, products and services. By integrating E&S risks and opportunities into our strategy, governance, processes, management policies, products and services, we are creating a virtuous circle that can help society to prosper.

In the last 15 years, we developed and participated in various initiatives to reduce environmental and social risks and seize opportunities to address those risks. Over that period, we have created strategies, routines, processes and products, adopted specific policies and adhered to voluntary commitments such as PRI (Principles for Responsible Investments), EP (Equator Principles), CDP (Carbon Disclosure Project), Principles for Sustainable Insurance (PSI) and Global Compact that guide our business and institutional practices. We have developed specific social and environmental guidelines applicable to our lending processes (lending and financing), insurance, investments and suppliers. Our main social and environmental guidelines include: (i) a list of restricted activities (firearms, ammunition and explosives; extraction and production of wood and the production of firewood and charcoal extracted from native forests; fishing activities; extraction and industrialization of asbestos; and abattoirs and beef packaging plants), (ii) a list of prohibited activities (prostitution; illegal use of child labor; and work under conditions similar

Attachments	A-170

Annual Report 2015

to slavery), (iii) compliance with environmental licensing, (iv) the inclusion of social and environmental contractual clauses, and (v) specific rules for providing real estate collateral.

In 2015, we published a paper with our Social and Environmental Risks and Opportunities strategy, that discusses our practices and the challenges we see for enhancing sustainability. This is part of the work that we performed in 2014 to review our Sustainability Policy and specific policies to our business, such as insurance, investments and credit, in accordance with the criteria established in National Monetary Council Resolution No. 4.327. In accordance with our policy, social and environmental risks are analyzed based on the characteristics, needs, exposure to risks and other relevant criteria specific to each of our lines of business.

In financial education, we highlight our program for employees. We provided online and live courses, which promote reflection about the relation between consumption, personal goals and how people manage their finances. This project offers confidential expert advice free of charge [to our employees]. In 2015, expanded the project to reach more than one thousand employees. At the beginning of the project, our analysis showed that many of our employees embraced this opportunity to improve their financial education. As a result of this initiative, a number of participants displayed an increased knowledge of financial planning (40%) and a stronger commitment to save and invest money (57%), as well as to seek to reduce personal indebtedness (50%).

As part of this initiative, we issued a study called “Choices and Money” to answer the questions “How to help people make better use of their money? How to help people accomplish their goal”. The study traces the influences of economic and social past on our financial behavior and discusses how they shape the choices we make when it comes to money.

In 2015, our dialogue and transparency efforts focused on developing our reporting processes with the goal of consolidating the integration of communications. In order to make our reporting simpler and more efficient, we entered into a partnership with the International Integrated Reporting Council (IIRC) in 2013. Through a working group drawn from our Sustainability, Finance, Corporate Communications and Investor Relations departments, we are reviewing our reporting and aligning our processes with IIRC guidelines.

Defining materiality, meaning the relevant subjects for an institution, is a crucial means for guiding management and stakeholder decision making. Over the course of 2015, our working group performed an assessment of the matrix of material topics, refining the names of the topics and the issues related to each of them.

The study provided by our reporting task force was validated internally by the Reporting Committee, a sustainability governance forum tasked with introducing better reporting and transparency practices. PwC assisted our efforts by providing guidance based on AA1000 principles for the process of defining materiality.

This effort culminated in the publication of our Integrated Report, a concise piece of communication focused on our ability to create value for stakeholders over time. Our 2015 Integrated Report may be accessed at www.itau.com.br/relatorio-anual.

Glossary

A

•	ABEL – Associação Brasileira de Empresas de Leasing (Brazilian Association of Leasing Companies)
•	Aberje – Associação Brasileira de Comunicação Empresarial (Brazilian Association of Corporate Communication)
•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Public Companies)
•	ADS – American Depositary Shares
•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (Brazilian Association of Stock and Financial Markets Entities)
•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)
•	ATM – Automatic Teller Machine

B

•	Banco Itaú Argentina – Banco Itaú Argentina S.A
•	Banco Itaú Chile – Banco Itaú Chile S.A.
•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A
•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A
•	BCBA – Buenos Aires Stock Exchange
•	BCBS – Basel Committee on Banking Supervision
•	BIS – Bank for International Settlements
•	BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (Securities, Commodities and Futures Exchange)
•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank)
•	BNY Mellon – The Bank of New York Mellon
•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•	Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and of other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, the clearing and settlement of payments in any of its forms.

C

•	CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)

Attachments	A-171

Annual Report 2015

•	CCR – Counterparty Credit Risk
•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)
•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)
•	CEDEAR – Argentine Certificates of Deposits
•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•	CGRC – Risk and Capital Management Committee
•	Cia E. Johnston – Companhia E. Johnston de Participações
•	CMN – Conselho Monetário Nacional (National Monetary Council)
•	CNRF – Risk and Financial Policies Committee
•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)
•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)
•	CSB – Corporate Site Branch
•	CSC – Superior Credit Committee
•	CSCCA – Superior Wholesale Credit and Collection Committee
•	CSCCV – Superior Retail Credit and Collection Committee
•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Profits)
•	CSP – Superior Products Committee
•	CSRML – Superior Market Risk and Liquidity Committee
•	CSRO – Superior Operational Risk Management Committee
•	CTAM – Model Assessment Technical Committee
•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Comission)

D

•	DJSI – Dow Jones Sustainability Index

F

•	FATF – Financial Action Task Force
•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•	Fed – U.S. Federal Reserve System
•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

I

•	IASB – International Accounting Standards Board
•	IBEF – Instituto Brasileiro de Executivos de Finanças (Brazilian Institute of Financial Executives)
•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute od Independent Auditors of Brazil)
•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•	ICAAP – Internal Capital Adequacy Assessment Process
•	IFRS – International Financial Reporting Standards
•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)
•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•	IRS – U.S. Internal Revenue Service
•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•	ISSQN – Imposto sobre Serviços de Qualquer Natureza (Service Tax)
•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera
•	Itau BBA International – Itau BBA International plc
•	Itaucard – Banco Itaucard S.A.
•	Itaú Holding Financeira – Itaú Holding Financeira S.A.
•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates
•	Itaúsa – Itaú Investimentos S.A.
•	IUPAR – Itaú Unibanco Participações S.A.

L

•	LCR – Liquidity Coverage Ratio

N

•	NSFR – Net Stable Funding Ratio
•	NYSE – New York Stock Exchange

P

•	PEP – Politically Exposed Person
•	PFIC – Passive Foreign Investment Company
•	PIS – Programa de Integração Social (Social Integration Program)

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)
•	RMCCI – Regulamento de Mercado de Câmbio e Capitais Internacionais (Regulation of Exchange and Capital Markets)

S

•	SEC – U.S. Securities and Exchange Commission
•	SELIC – Sistema Especial de Liquidação e de Custódia (Special Clearing and Settlement System)
•	SISBACEN – Sistema do Banco Central do Brasil (the Brazilian Central Bank System): a database that collects information provided by financial institutions to the Central Bank
•	SOX – The Sarbanes-Oxley Act of 2002
•	STF – Superior Tribunal Federal (Brazilian Federal Supreme Court)
•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)
•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

•	TR – Taxa Referencial (Brazilian Reference Interest Rate)

U

•	Unibanco – União de Bancos Brasileiros S.A.

V

•	VaR – Value at Risk

Attachments	A-172

Annual Report 2015

List of Foreign Subsidiaries

(as of December 31, 2015)

Company	Country
Banco Itaú Argentina S.A.	Argentina
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina
Itaú Valores S.A.	Argentina
Itrust Servicios Inmobiliarios S.A.C.I.	Argentina
Itaú Bahamas Directors Ltd	Bahamas
Itaú Bahamas Nominees Ltd	Bahamas
Itaú Bank & Trust Bahamas Ltd	Bahamas
Itaú Unibanco S.A. Nassau Branch	Bahamas
Karen International Limited	Bahamas
Banco Itaú Chile S.A.	Chile
Itaú BBA Corredor de Bolsa Limitada	Chile
Itaú Chile Administradora General de Fondos S.A.	Chile
Itaú Chile Compañia de Seguros de Vida S.A.	Chile
Itaú Chile Corredora de Seguros Limitada	Chile
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile
MCC Asesorías Ltda.	Chile
MCC S.A. Corredores de Bolsa	Chile
Recuperadora de Creditos Ltda	Chile
Itaú Singapore Securities Pte. Ltd	Singapore
Itau BBA Colombia S.A. Corporación Financiera	Colombia
Itaú Middle East Limited	United Arab Emirates
Banco Itau International	U.S.A.
Itaú BBA USA Securities, Inc.	U.S.A.
Itaú Chile Holdings, Inc.	U.S.A.
Itau International Investiment Llc	U.S.A.
Itaú International Securities Inc	U.S.A.
Itaú Unibanco S.A. New York Branch	U.S.A.
Itau USA Asset Management Inc.	U.S.A.
Itaú USA Inc.	U.S.A.
Jasper International Investiment Llc	U.S.A.
Itaú Asia Securities Ltd	Hong Kong
Bicsa Holdings Ltd	Cayman Islands
Bie Cayman, Ltd.	Cayman Islands
Garnet Corporation	Cayman Islands

Company	Country
Itaú Bank & Trust Cayman Ltd.	Cayman Islands
Itau Bank, Ltd.	Cayman Islands
Itaú BBA International (Cayman) Ltd	Cayman Islands
Itau Cayman Directors Ltd.	Cayman Islands
Itau Cayman Nominees Ltd.	Cayman Islands
Itau Global Asset Management	Cayman Islands
Itaú Unibanco Holding Cayman Branch	Cayman Islands
Itaú Unibanco S.A. Cayman Branch	Cayman Islands
Itb Holding Ltd	Cayman Islands
MCC Securities Inc.	Cayman Islands
Topaz Holding Ltd.	Cayman Islands
Uni-Investiment International Corp.	Cayman Islands
Itaú BBA International Plc.	England
Itaú BBA Uk Securities Ltd.	England
Itaú UK Asset Management Ltd	England
Itaú Japan Asset Management Limited	Japan
Itaú Unibanco S.A. Tokyo Branch	Japan
Itaú Europa Luxembourg S.A.	Luxembourg
Itaú BBA México, S.A. de C.V.	Mexico
Proserv – Promociones y Servicios S.A. de C.V.	Mexico
Itaú BBA México Casa de Bolsa, S.A. de C.V.	Mexico
Albarus S.A.	Paraguay
Banco del Paraná S.A.	Paraguay
Banco Itaú Paraguay S.A.	Paraguay
Afinco Americas Madeira, Sgps, Soc. Unipessoal Ltda	Portugal
IPI – Itaúsa Portugal Investimentos, SGPS Ltda.	Portugal
Itaúsa Europa – Investimentos, SGPS, Ltda.	Portugal
Itaúsa Portugal – Soc.gestora De Part. Socias, S.A.	Portugal
Banco Itau (Suisse) S.A.	Swiss
Aco Ltda	Uruguay
Banco Itau Uruguay S.A.	Uruguay
Mundostar S.A.	Uruguay
Nevada Woods S.A.	Uruguay
Oca Casa Financiera S.A.	Uruguay
Oca S.A.	Uruguay
Unión Capital AFAP S.A.	Uruguay

Attachments	A-173

ITEM 19. EXHIBITS

Number	Description
1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)(1).
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2).
4.(a)1	Share Purchase and Sale Agreement, dated November 4, 2002, among Fernão Carlos Botelho Bracher, Antonio Beltran Martinez and Banco Itaú S.A.(3).
4.(a)2	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa - Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation)(4).
4.(c)(v)	Plan for Grating Stock Options(5)
6	Statement explaining calculation of earnings per share(6).
8.1	List of subsidiaries (7).
11.1	Code of Ethics (unofficial English translation)(8).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9).

(1)	Incorporated herein by reference to our Report on Form 6-K filed with the Commission on May 1, 2014 (Commission File No. 001-15276).
(2)	Incorporated herein by reference to the Registration Statement on Form F-6 filed with the Commission on October 16, 2013 (Commission File No. 333-191758).
(3)	Incorporated herein by reference to our Annual Report on Form 20-F filed with the Commission on June 30, 2003 (Commission File No. 001-15276).
(4)	Incorporated herein by reference to our Annual Report on Form 20-F/A filed with the Commission on May 17, 2010 (Commission File No. 001-15276).
(5)	Incorporated by reference herein to our Report on Form 6-K filed with the Commission on May 12, 2015 (Commission File No. File No.: 001-15276).
(6)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item x) Earnings per share” to Consolidated Financial Statements included in this Annual Report on Form 20-F.
(7)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item a) Consolidation, 1. Subsidiaries” to Consolidated Financial Statements included in this Annual Report on Form 20-F.
(8)	Incorporated herein by reference to our Annual Report on Form 20-F filed with the Commission on April 29, 2013 (Commission File No. 001-15276).
(9)	Filed herewith.

Pursuant to Instruction 2(b)(i) of Instructions as to Exhibits to Form 20-F, copies of instruments defining the rights of certain holders of long-term debt are not filed. We agree to furnish copies of such instruments to the Securities and Exchange Commission upon request.

Form 20-F 2015	B-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ UNIBANCO HOLDING S.A.

	By:	/s/ Roberto Egydio Setubal
Name: Roberto Egydio Setubal
Title: Chief Executive Officer

	By:	/s/ Eduardo Mazzilli de Vassimon
Name: Eduardo Mazzilli de Vassimon
Title: Chief Financial Officer

Dated: April 29, 2016

Form 20-F 2015	B-2