Form 20-F
period 2016-12-31
Itau Unibanco Holding S.A.
filed 2017-04-20
CIK 1132597

As filed with the Securities and Exchange Commission on April 20, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

3,351,741,143 Common Shares, no par value

3,160,958,864 Preferred Shares, no par value

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

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description	Page

Part I

Item 1. Identity of Directors, Senior Management and Advisers	Not applicable

Item 2. Offer Statistics and Expected Timetable	Not applicable

Item 3. Key Information

3A. Selected financial data	A-15 to A-16
A-165 to A-166
3B. Capitalization and indebtedness	Not applicable
3C. Reasons for the offer and use of proceeds	Not applicable
3D. Risk factors	A-75 to A-83
A-167 to A-168
Item 4. Information on the Company

4A. History, highlights and recents developments of the company	A-17 to A-22
A-51
4B. Business overview	A-10 to A-12
A-25
A-28 to A-46
A-156 to A-164
4C. Organizational structure	A-25 to A-28
F-15 to F-16
4D. Property, plant and equipment	A-146 to A-147

Item 4A. Unresolved Staff Comments	None

Item 5. Operating and Financial Review and Prospects

5A. Operating results	A-3 to A-6
A-120 to A-123
A-148 to A-164
5B. Liquidity and capital resources	A-98 to A-100
A-141 to A-143
A-145 to A-147
A-161 to A-164
5C. Research and development, patents and licenses, etc.	A-25
5D. Trend information	A-163 to A-164
5E. Off-balance sheet arrangements	A-147
F-146 to 147
5F. Tabular disclosure of contractual obligations	A-145
5G. Safe Habor	Not applicable

Item 6. Directors, Senior Management and Employees

6A. Directors and senior management	A-54 to A-71
6B. Compensation	A-71 to A-72
F-79 to F-82
6C. Board practices	A-53 to A-70
6D. Employees	A-22 to A-25
6E. Share ownership	A-25 to A-28

Item 7. Major Shareholders and Related Party Transactions

7A. Major shareholders	A-25 to A-28
7B. Related party transactions	A-57
F-143 to F-144
7C. Interests of experts and counsel	Not applicable

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information	A-14 to A-16
F-1 to F-163
8B. Significant Changes	None

Item 9. The Offer and Listing

9A. Offer and listing details	A-46 to A-47
9B. Plan of distribution	Not applicable
9C. Markets	A-46 to A-50
9D. Selling shareholders	Not applicable
9E. Dilution	Not applicable
9F. Expenses of the issue	Not applicable

Item 10. Additional Information

10A. Share capital	Not applicable
10B. Memorandum and articles of association	A-47 to A-51
A-53 to A-74
10C. Material contracts	None
10D. Exchange controls	A-118
10E. Taxation	A-168 to A-174
10F. Dividends and paying agents	Not applicable
10G. Statement by experts	Not applicable
10H. Documents on display	A-13
10I. Subsidiary information	Not required

Item 11. Quantitative and Qualitative Disclosures About Market Risk	A-89 to A-94
A-145

Item 12. Description of Securities Other Than Equity Securities

12A. Debt Securities	Not applicable
12B. Warrants and Rights	Not applicable
12C. Other Securities	Not applicable
12D. American Depositary Shares	A-46 to A-51

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies	None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15. Controls and Procedures	A-174 to A-175

Item 16. [Reserved]

16A. Audit committee financial expert	A-55
A-69
A-73
16B. Code of Ethics	A-53
A-73
16C. Principal Accountant Fees and Services	A-56
16D. Exemptions from the Listing Standards for Audit Committees	A-73
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	A-145 to A-146

16F. Change in Registrant’s Certifying Acountant	None
16G. Corporate Governance	A-72 to A-74
16H. Mine Safety Disclosure	Not applicable

Part III

Item 17. Financial Statements	See item 18

Item 18. Financial Statements	F-1 to F-163

Item 19. Exhibits	B-1

GUIDE 3 CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

GUIDE 3 item number and description	Page

Part I Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential

Average balance sheets	A-165
Analysis of net interest earnings	A-166
Volume and rate movement	A-165 to A-166

Part II Investment Portfolio

Book value of investments	A-124 to A-128
Maturity profile	A-127
Book value and market value exceeding 10% of stockholders’ equity	A-123

Part III Loan Portfolio

Types of Loans	A-130
Maturities and Sensitivities of Loans to Changes in Interest Rates	A-130 to A-132
Risk Elements
Nonaccrual, Past Due and Restructured Loans	A-129 to A-140
Potential Problem Loans	A-134 to A-136
Foreign Outstandings	A-141
Loan Concentrations	A-133 to A-134
Other Interest Bearing Assets	A-165

Part IV Summary of Loan Loss Experience

Analysis of the Allowance for Loan Losses	A-135 to A-136
Allocation of the Allowance for Loan Losses	A-136

Part V Deposits	A-141 to A-143

Part VI Return on Equity and Assets	A-166

Part VII Short-Term Borrowings	A-141

Annex A – Annual Report

Context

Macroeconomic context

Global context

The world economy, as well as the credit and capital markets, show signs of improvement but continue to grow at a moderate pace. Political uncertainty, however, remains.

Global GDP is expanding at a moderate pace. As noted below, U.S. real GDP grew by 1.6% in 2016 and is expected to expand at a rate of 2.3% in 2017 (according to the Federal Reserve Bank of Philadelphia’s Fourth Quarter 2016 Survey of Professional Forecasters). The Eurozone and Japan have been recovering at modest economic growth rates. Meanwhile, growth in China is stable for now, and growth in other emerging markets has been increasing.

The new U.S. administration has started to implement major changes in U.S. economic policy. A moderate fiscal expansion with the U.S. economy close to full employment will likely lead to a faster tightening of monetary policy, putting pressure on emerging market currencies and local interest rates. In addition, any protectionist policies the U.S. might pursue could negatively impact global economic growth.

In the Eurozone, the economy has been recovering at a modest pace following fiscal reforms and implementation of expansionary monetary policies by the European Central Bank (ECB), which improved both confidence and financial conditions. As such, 2016 saw a 1.7% GDP growth, and early 2017 data show no sign of a slowdown. However, the recovery is clouded by political uncertainties surrounding the Eurozone. The UK triggered Article 50 at the end of March 2017, and “Brexit” will continue as a source of uncertainty in the years to come. Additionally, France will face general elections in 2017, and there are risks that Eurosceptic factions might emerge victorious. Thus far, the political events have seen little economic spillover. Nonetheless, risks are tilted to the downside as European politicians continue to struggle to find solutions to the growing Eurosceptic movements around the continent, which is aggravated by continued problems with migration and terrorism. Please refer to section Our Risk Management, item Risk Factors, The U.K. exit from the European Union could adversely impact our business, results of operations and financial condition for further details about Brexit Risk Factor.

Given the unprecedented monetary policy measures implemented by developed countries since 2008, liquidity has been available for investment in emerging markets, supporting asset prices in those markets. As the U.S. economy has continued its recovery and its outlook remains positive, the U.S. Federal Reserve has begun to raise interest rates, as announced at the Federal Open Market Committee of the Federal Reserve’s December 2015 meeting. The United States Federal Reserve increased interest rates again in December 2016 and in March 2017, and currently anticipates it may well be appropriate to continue on a gradual path of increases of the target range for the Federal Funds rates.

Between 2013 and 2016, significant amounts of financial resources were withdrawn from investments in the emerging markets in response to weak growth in these economies and in anticipation of the gradual monetary tightening in the U.S. However, signs emerged during 2016 that these financial flows were returning to emerging markets as commodities prices stabilized and economic fundamentals improved in some emerging markets economies. Nonetheless, the global economic outlook remains uncertain with significant downside risks. These risks may still result in periods of increased volatility in asset prices in emerging markets and could also affect our operational results.

U.S. real GDP grew 1.6% in 2016, according to U.S. Bureau of Economic Analysis’ advanced estimates, compared to 2.6% in 2015. The economic expansion is expected to continue at a moderate pace in 2017 (according to the Survey of Professional Forecasters issued by the Federal Reserve Bank of Philadelphia), sustained by solid domestic demand. Domestic demand should be supported by: (i) accommodative monetary and financial conditions; (ii) consumers and business optimism, according to the January surveys data published by The Conference Board and the Institute for Supply Management, respectively; and (iii) a healthy labor market, with net job increases averaging 196,000 per month in the last twelve months until February 2017 and the U.S. unemployment rate of 4.7% in February 2017.

United States Job Creation - Nonfarm Payroll

(seasonally adjusted, thousands)

Source: Itaú Unibanco Holding and U.S. Bureau of Labor Statistics

China’s real GDP increased 6.8% year over-year in the fourth quarter of 2016, maintaining a steady growth in 2016. Chinese policymakers are trying to balance short-term growth with reforms designed to improve medium-term growth.

Latin American context

In Latin America, commodity-exporting economies continue to exhibit weak economic activity. According to recent data published by INDEC (National Institute of Statistics and Census of Argentina), Argentina, which was in a recession due to the impact of the necessary adjustment in relative prices, likely presented a positive quarter-over-quarter growth rate in the final quarter of 2016.

With exchange rates evolving more favorably than in 2013 through 2015, inflation is falling in Argentina, Colombia, Chile, Uruguay and Paraguay. In this context, central banks are reducing interest rates, which will likely support an economic recovery during 2017. On the other hand, fiscal revenues remain weak, so the fiscal consolidation process is on-going, as governments try to preserve sovereign ratings. Increases in fuel prices in Mexico and the tax reform recently approved in Colombia are examples of measures taken by Latin American sovereigns to reduce their fiscal deficit.

The following table shows the real GDP growth rates in seven Latin American countries as of and for the twelve-month period ended September 30, 2016, and as of and for the years ended December 31, 2015, 2014, 2013 and 2012, except as otherwise indicated.

	As of and for the Year Ended December 31,
Real GDP Growth	2016	2015	2014	2013	2012
	(%)
Argentina(1)	-2.3	2.6	-2.5	2.4	-1.0
Chile(2)	1.6	2.3	1.9	4.0	5.3
Colombia(3)	2.0	3.1	4.4	4.9	4.0
Mexico(4)	2.1	2.6	2.3	1.6	3.8
Paraguay(5)	4.1	3.0	4.7	14.0	-1.2
Peru(6)	3.9	3.3	2.5	5.8	5.9
Uruguay(7)	1.5	0.4	3.2	4.6	3.5

(1) Source: Instituto Nacional de Estadística y Censos

(2) Source: Banco Central de Chile.

(3) Source: Banco de la República.

(4) Source: Instituto Nacional de Estadística y Geografía.

(5) Source: Banco Central del Paraguay.

(6) Source: Banco Central de Reserva del Perú.

(7) Source: Banco Central de Uruguay.

Brazilian context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. From 2004 to 2011, we benefited from Brazil’s generally stable economic environment, with average annual GDP growth of approximately 4.4%, during that period, which led to increased bank lending and deposits. However, Brazil’s GDP growth rate declined to 1.9% in 2012, 3.0% in 2013 and 0.5% in 2014. In 2015, GDP decreased by 3.8% with 2016 economic slowdown partly reflecting a deceleration in potential growth. In 2016, GDP decreased by 3.6%.

GDP growth (%)

Source: IBGE.

The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, created an opportunity for the Central Bank to start a monetary easing cycle. After reaching 14.25% a.a. at the end of 2015, the Central Bank began to cut interest rates in October 2016. In April 2017, the Selic rate was at 11.25%. Bank lending as a proportion of GDP decreased to 49.3% in December 2016 from 53.7% in December 2015.

Selic (nominal interest rate)	Bank Lending (as % of GDP)

Source: Itaú Unibanco Holding and Central Bank

Inflation reached 6.3% in 2016, down from 10.7% in the calendar year 2015. Government-regulated prices (such as electric power prices, water and sewage tariffs and fuel prices) rose 5.5% in 2016 (down from 18.1% in 2015), while the market-set prices increased 6.6% in the same period (from 8.5% in 2015).

12-month IPCA inflation rate

Source: Itaú Unibanco Holding and IBGE

The Brazilian primary public budget result has been on a downward trend since 2014. Cuts in discretionary spending and tax hikes proved insufficient to offset the drop in tax revenues and growth in mandatory expenditures. Over 12 months, the Brazilian primary public budget balance closed December 2016 with a deficit of 2.5% of GDP, after a deficit of 1.9% of GDP in 2015 and 0.6% in 2014. To tackle the structural fiscal imbalance, the Brazilian Congress approved a spending ceiling that will limit primary public expenditure growth to the prior years inflation for at least 10 years, representing a structural reform for the Brazilian economy. The next step is the social security reform that will be discussed in the Brazilian Congress during 2017 and is primordial to ensure that the ceiling remains feasible in the years ahead. These structural reforms are an important step toward returning to primary surpluses and stabilizing public debt in the medium-term.

In addition, Brazil has implemented a large number of regulatory changes in recent years, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies. Please refer to the section Our risk management, item Regulatory environment, Implementation of Basel III in Brazil and to the section Performance, item Required Reserve Deposits with the Central Bank, for further information.

Outstanding loans provided by Brazilian financial institutions continued its decreasing trend in the fourth quarter of 2016 adjusted for inflation. Year-to-year total bank loans fell by 9.2% as of December 2016 in real terms, compared with a contraction of 3.6% as of December 2015. Total new loans decreased by 15.7% as of December 2016 compared with a decrease of 11.3% in December 2015, both on an annualized basis. Non-performing household loans decreased 0.2 p.p. to 4.0% as of December 2016 when compared with the same month in 2015. Non-performing loans to non-financial corporations reached 3.5% in December 2016, compared with 2.6% in December 2015.

The Brazilian real has appreciated against the U.S. dollar, with the exchange rate reaching R$3.26 per US$1.00 as of December 30, 2016, compared with R$3.96 per US$1.00 as of December 31, 2015. This reflects the adjustments and reforms taking place in Brazil resulting in a lower risk premium.

Nominal exchange rate
(Real/US dollar)

Source: Itaú Unibanco Holding and Central Bank

Brazil’s current account deficit (the net balance from the trade of goods and services and international transfers) was 3.3% of GDP for December 2015. By December 2016, the deficit decreased to 1.3% of GDP. Brazil has maintained its external solvency, with US$372 billion in international reserves and US$ 324 billion in external debt as of December 2016.

The following table shows real GDP growth, the inflation rate, exchange rate variation and interest rates in Brazil as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	As of and for the Year Ended December 31,
	2016	2015	2014	2013	2012
			(%)
Real GDP growth(1)	(3.6)	(3.8)	0.5	3.0	1.9
Inflation rate - IGP-DI(2)	7.2	10.7	3.8	5.5	8.1
Inflation rate - IPCA(3)	6.3	10.7	6.4	5.9	5.8
Exchange rate variation (R$/US$)(4)	(17.8)	48.9	12.5	15.1	9.9
TR (reference interest rate)(5)	2.04	2.07	1.01	0.53	0.00
CDI (interbank interest rate)(6)	13.63	14.14	11.51	9.78	6.94
Selic (overnight interest rate)(6)	13.65	14.15	11.58	9.90	7.16
Sovereign 5-year CDS(7)	280.0	505.0	203.0	192.0	107.5

(1) Source: Instituto Brasileiro de Geografia e Estatística, or IBGE.

(2) Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna, or IGP-DI) published by the Fundação Getulio Vargas.

(3) Source: Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or IPCA) published by IBGE.

(4) Source: Bloomberg (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real.

(5) Source: Mortgage reference rate (Taxa Referencial, or TR) published by the Central Bank. Data presented in percentage per year. 2016 data is for November.

(6) Source: Central Bank. Data presented in percentage per year.

(7) Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

Context of Itaú Unibanco Holding

Message from the Chairman of the Board of Directors

Dear Reader,

In 2016, Brazil faced up huge economic and political challenges that have led to uncertainties and ultimately impacted our Gross Domestic Product (GDP) for the second consecutive year. Despite this scenario, we have been able to tackle a number of hurdles and managed to generate recurring net income of R$23.3 billion1 and return on equity (ROE) of 20.1%, which means adding value to our stockholders. When it comes to our capital strength, our solidity can be seen from the 19.1% Basel ratio we reached, which is higher than the minimum of 10.5% required by the Central Bank.

Over the recent years, we have focused on enhancing credit management and have also placed an emphasis on growing insurance operations and service delivery. We pursued business expansion opportunities inside and outside Brazil, continued to invest in new technologies and disseminated the Risk Culture among our employees. As a result, in 2016, our service revenue grew 8.4% over 2015, we became holders of 100% of  Itaú BMG Consignado’s capital, acquired Citibank’s retail operations in Brazil and completed the merger between Itaú Chile and CorpBanca, with our new subsidiary Itaú CorpBanca being the resulting entity.

All of these achievements are the outcome of 90 years of dedication, the engagement of highly qualified teams, the adoption of well-defined strategies and, mainly, the establishment of a culture based on ethics and transparency. As part of this, we put a great value on meritocracy, invest in people training and implement clear anti-corruption and anti-money laundering policies across all areas of the bank.

We believe that disseminating behaviors that positively influence the management of risks inherent in our business is of paramount importance. Therefore, we have adopted a Risk Culture based on the following four principles:

•	We assume risks consciously;
•	We discuss our risks;
•	We act on our risks; and
•	We all are risk managers.

Aligned with this, we understand, identify, measure, manage and mitigate risks, strengthening the individual and collective accountability of our employees so that they can make the right decision.

We recognize that our clients’ needs have changed in an increasingly fast pace. For this reason, we are always attentive to technologies having potential to transform us into a bank that is more and more digital. In 2015, we co-founded Cubo, a co-creation space now having more than 40 innovative projects being developed for Itaú. We continue to invest in data scientists who are capable of tailoring and developing new systems, as well as in information security to help ensure that the most secure products are provided to our clients. We take care of the details so that our clients do not need to worry about it.

Four years ago, we initiated a change in our structure to address the succession of Roberto Setubal. Today, we are ready to begin this new cycle, in which Candido Bracher, former Director-General of the Wholesale area of the bank, assumes as the new Executive President & CEO of the group. I am optimistic about the newly adopted structure and the new members of Itaú Unibanco’s Executive Committee, since they have all the ingredients that are necessary to continue to challenge barriers and add value to our investors, employees and clients.

I invite everyone to read the Consolidated Annual Report and learn more about the profile of our organization, businesses, strategies, and results. For us to become each day more transparent with our stockholders and the market, this annual report consolidates our 20-F form, Debt Prospectus (Medium Term Note - MTN Program) and GRI sustainability guidelines.

I wish you all a pleasant reading.

Cordially,

Pedro Moreira Salles.

Chairman of the Board of Directors.

1 Net income attributable to owners of the parent company, in IFRS.

Message from the Chief Executive Officer

Dear reader,

As I noted in my message on the last Consolidated Annual Report, 2016 was expected to be challenging and we would proceed with our strategy of managing risks cautiously while keeping the capitalization level high and focusing on the efficiency of operations and client service quality. This Report describes how we executed this strategy, leading us to post positive results in 2016, even in a year marked by a severe recession in Brazil, with a contraction in GDP in excess of 7% in two years.

Despite the challenging scenario, we once again ended the year strong, with consistent results which are the outcome of a business model that balances loans and leases operations with insurance products and services. This model makes the bank less vulnerable to economic cycles, thus reducing the volatility of our income.

We closed 2016 with a net income of R$23.3 billion1 and an annualized recurring profitability to average equity of 20.1%, down 9.6% from the previous year. Under the accounting practices adopted in Brazil (BRGAAP), in 2016, 61% of Net Income2 arise from services and massive insurance products (insurance, pension plan and capitalization operations), 15% derive from treasury operations and capital surplus, and the remaining 24%, from loans and leases, the results of which have been affected by an increased default level, causing this activity to post a 9.4% return of regulatory capital, lower than the cost of capital.We believe that, with the efforts to decrease default, already initiated at the end of the year, we will be able to come back to return levels in line with the cost of capital for loans and lease operations. This expected improvement, if materialized, will be decisive to grow our results in the coming years.

Equity attributable to the owners of the company reached R$122.6 billion at the end of 2015, 9.2% up on 2016, while our Basel ratio at the end of the period was 19.1% and the average short-term liquidity ratio for 4Q16 was 212.8%, both higher than the minimum 10.5% and 70% required by the Central Bank, respectively.

The bank´s strong level of capitalization and prospects of generating results above the capital requirement in the following years allowed management to rise, for 2016, the total dividends and interest on capital to 45% of net income2 and announced that this distribution is expected to be maintained at 35% and 45% in the coming years.

The value added3 to economy by Itaú Unibanco reached R$61.6 billion, basically distributed among employees (32%), taxes (29%), reinvestment of net income (26%), and stockholders (11%). We supported several initiatives and projects throughout 2016. Our social investments totaled R$474.8 million, 67% of which through donations and sponsorships made by Itaú Unibanco and 33% through funds under law incentive. Such funds have been allocated to projects to foster education, health, culture, sports and mobility, which are areas that our organization has been prioritizing over the last year.

In 2016, we announced a series of changes in our Executive Committee. As disclosed more than two years ago, after 23 years serving as the Chief Executive Officer of Itaú Unibanco, I left the position in April 2017. Since the last General Shareholders Meeting, I have, in conjunction with Pedro Moreira Salles, served as Co-Chairman of the Board of Directors. The new Chief Executive Officer of the bank is Candido Bracher, who has more than 36 years’ experience in the financial market and, over the past 28 years, has served in several leading positions at BBA Creditanstalt, Itaú BBA and Itaú Unibanco, contributing to the evolution of these institutions.

Marco Bonomi ended his mandate as Retail General Manager and, at the last shareholders meeting, was nominated to be a member of our Board of Directors. With over four decades of experience in retail business, Marco will certainly make valuable contributions, considering his vast knowledge of banking activities.

After all changes already announced, the Executive Committee has now the following composition: Candido Bracher, Executive President & CEO, Marcio Schettini, General Retail Manager, Eduardo Vassimon, General Wholesale Manager, Caio David, Vice-President of Risks and Finance departments, André Sapoznik, Vice-President of Technology and Operations departments, and Claudia Politanski, Vice-President of Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations departments. We believe that this Executive Committee is ready to face with confidence the major challenges we have ahead.

In 2016, we invested over R$192 million in training our more than 94 thousand employees, focusing not only on their technical qualification but also on the dissemination of our Risk Culture, which is a critical factor in managing our organization.

Also, in 2016, our expansion occurred by means of acquisitions, with an emphasis on the consolidation of Itaú CorpBanca in Chile into our balance sheet, which represented an addition of R$71 billion to our loans and leases portfolio, the acquisition of Citibank’s retail business in Brazil, the acquisition of Recovery - a company specialized in debt collection - and the remaining 40% in Itaú BMG Consignado’s capital.

To ensure that we are able to meet our clients’ needs, we continue to expand our offerings of products and services through digital channels. If eight years ago, around 74% of our transactions were conducted from standard channels, in 2016, 73% are conducted from digital channels, which represented 10.9 billion in transactions.

We started this year expecting 2017 to be better for Brazil, with some growth for the economy and the bank´s results. We will work to continue our distinguished performance, focused on the challenges and opportunities that lie ahead.

Finally, I wish to thank for the continued trust and support I have received over the 23 years in which I led the bank. It feel privileged for having worked with so many qualified and dedicated employees, with whom I share the merits of the results reached in the period.

My warmest regards.

Roberto Setubal

Executive President & CEO

[1]	Net income attributable to owners of the parent company, in IFRS.

[2]	Recurring Net Income under BRGAAP: R$22.1 billion in 2016.
[3]	Includes recurring net income and the reclassification of tax effects of hedging foreign investments for the financial margin, in BRGAAP

Building a bank that’s ever more digital

We always believed in the potential of technology to make people's lives easier and continue to enhance our relationship with our customers. Based on this, we have come this far and built our company over nearly a century.

In the 1960s, when no one ever imagined that technology could change the relationship between people and companies, we were already certain that it would be essential for us to keep up with the times in an ever changing world.

Our story is proof of that. In 1970, Itaú built one of the first four main data processing centers in Brazil. It was also during that decade that Unibanco became the first Brazilian bank to start using the IBM 360 processing system. In 1983, we were the first bank to introduce ATMs in Brazil. And we didn't stop there. Because we focus on our customers’ needs, in 2013 we created the digital branches, a new way of servicing our customers with online and after-hour services, keeping a close relationship with them. Also, in September 2016, we launched an app that allows customers to open bank accounts via their cell phones. Only four months after the launch, more than 60,000 bank accounts were opened via mobile.

Today we can see that technology and mobile devices are driving significant changes in society. It is not by chance that over 73% of our transactions take place on digital channels and over 50% of those are on mobile phones.

Regardless of how much technology is available to a bank, true progress is only possible if the bank is connected to people, therefore it's more important than ever to put our customers at the center of everything we do.

We understand that this is a challenge in terms of both infrastructure and culture, and this is our task for the coming years: to build a digital bank that continues to be, in every way, personal.

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

Expand our operations in Brazil and abroad

Brazil

We continue to analyze potential business operations which would create additional value for our stockholders, in Brazil. Please refer to section Our profile, item 2016 highlights, Corporate events and partnerships for further information.

Abroad

In line with our Latin America expansion strategy, and consistent with our vision to create value and ensure sustainable performance, as from April 2016, we concluded the merger of Banco Itaú Chile with CorpBanca and now hold the control of the resulting entity – Itaú CorpBanca.

Please refer to section Our profile, item 2016 highlights, Corporate events and partnerships for further information.

Furthermore, in 2016, Moody’s assigned for the first time to Itau BBA International (based in the United Kingdom) an investment grade rating, including an A3 rating for purposes of an issuer and long term deposits rating. In its ratings release,

Moody’s recognized the strength of Itau BBA International’s balance sheet and business model.

Please refer to section Our profile, item Our business, Our international business, Itau BBA International for further details about Itau BBA International’s business.

Focus on non-interest income

We continued to focus on the offer of new products and services, which we believe add value to our customers and, at the same time, allow us to increase our fee-based income. This increase is mainly due to a higher volume of account service packages. New subscriptions to current account service packages and the adjustment of services provided to our higher-income Uniclass clients and by our Itaú Empresas business unit also contributed to this growth in fee-based income.

In addition, we continue to focus on our insurance services, which include our 30% stake in Porto Seguro, by operating under the bancassurance model, with a focus on the sale of massive personal and property insurance services, largely provided through our retail banking. As part of this strategy, in October 2014 we announced the sale of our large risks operations to the ACE group and the early termination of operating agreements between Via Varejo S.A. and our subsidiary Itaú Seguros S.A. for the offer of extended warranty insurance in “Ponto Frio” and “Casas Bahia” stores.

In September 2016, we entered into an agreement to sell our group life insurance operations with Prudential do Brasil. The transfer of shares and the financial settlement of the transaction will take place after compliance with certain conditions provided for in the agreement, including obtaining required regulatory authorizations. This transaction reinforces our already-disclosed strategy of focusing on mass-market insurance products typically related to the Retail Banking segment.

Continue to improve efficiency

In 2010, we established an Efficiency Program aimed at identifying, implementing, and monitoring costs and revenues, in addition to promoting a strong culture of operational efficiency. In the years thereafter, we focused on increasing cost savings by reducing unnecessary costs, promoting the simplification and centralization of processes, promoting synergy gains and combining the management of certain business units.

In February 2015, we created the Technology and Operations executive area with the aim of optimizing our structure in order to sustain growth. This executive structure enabled us to organize our operations in a simpler and more efficient manner. We are committed to improve processes, to streamline operations and to be more efficient in everything we do with the clear purpose of client satisfaction.

Throughout 2015 and 2016, we increased the number of our digital branches in response to the profile of our customers, who express an increasing demand for services through digital channels. The clients of our digital branches can be in contact with their relationship managers from 7:00 am to midnight, from Monday to Friday through a variety of digital channels. This allows us to strengthen our relationship with clients and improve the efficiency and profitability of our operations.

In 2016, we launched the “Abreconta” app, which enabled, in the period of four months, the opening of approximately 60,000 new bank accounts exclusively through mobile channels.

Maintain asset quality in our loan portfolio

We are constantly seeking to improve our models for credit risk management and our economic forecasts and scenario modeling. In the last four years, we focused on the improvement of our asset quality by increasing credit selectivity, changing our loan portfolio mix, and prioritizing the offer of less risky products, such as payroll and mortgage loans, reducing the origination of higher risk portfolios, such as vehicle loans.

On January 21, 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or CIB. The CIB will be structured as a Brazilian corporation (sociedade por ações) and the parties to the MoU will share its control, with each of them holding a 20% equity ownership. The CIB’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

The creation of CIB reaffirms the banks’ confidence in the future of Brazil and of the credit market, and allows a stronger and more sustainable market. CIB’s incorporation is subject to the execution of definitive agreements, as well as the satisfaction of certain conditions precedent.

Maintain a solid capital base

We implement a prospective approach regarding capital management. Our approach is comprised of the following phases:

(i) identification and analysis of material risks, (ii) capital planning, (iii) stress test analysis focused on the impact of severe events on our capitalization level, (iv) maintenance of a contingency plan, (v) internal capital adequacy assessment and (vi) preparation of periodic management reports.

At the end of December 2016, our Basel Ratio was 19.1%, of which: 15.9% related to Tier I Capital, which is composed of the sum of Principal Capital and Complementary Capital and 3.2% related to Tier II Capital. These indicators provide evidence of our effective loss-absorbing capacity.

Furthermore, our average Liquidity Coverage Ratio (LCR) was 212.8%. The Central Bank minimum requirement for 2016 was 70%. This ratio identifies high liquidity assets to cover outflows (net) that the institution may be subject to under a strict standard stress scenario considering a 30-day period.

In 2016, we acquired 31.4 million of our non-voting shares1 of own issue at the average price of R$30.13 per share2 aiming at: (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to employees and management members of the company and its subsidiaries under remuneration models and long-term incentive plans; and (iii) using the shares acquired if business opportunities arise in the future.

Furthermore, in June 2016, we cancelled 100 million of our non-voting treasury shares, with no capital stock change, as the acquisition of our shares with their subsequent cancellation increases the shareholder's interest percentage in the company’s capital stock and, should the net income and the distribution of earnings percentage be maintained, it enables a higher return on dividends and interest on capital per share.

1 Quantities adjusted by the October 2016 bonus of 10%.

2 Buyback amounts includes settlement and brokerage fees. Prices are also adjusted by the October 2016 bonus of 10%.

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

As part of our reorganization conducted in 2015, we merged our Commercial Bank – Retail segment with our Consumer Credit – Retail segment and created the Retail Banking segment. We also migrated our Private Banking, Asset Management and Latin America Activities to our Wholesale segment. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 34 – Segment Information, for further details.

Transform client experience through technology

Digital trends evolve on an exponential basis. Every day, new ways of doing business and using and exploring content emerge. At the same time, people are increasingly more open to experience the world in other ways by means of technology. We recognize that the needs of our clients are changing increasingly faster and we are attentive to technologies that have great potential to transform the three levels of clients’ relationship with the bank: experience (with new channels like mobile and internet banking), processing (big data and artificial intelligence) and infrastructure (the use of new platforms such as blockchain).We have been very active in the discussions on blockchain - the technology underlying digital and encrypted currencies – in the Latin American financial segment. We are convinced that this technology may provide solutions that bring more efficiency to our business and better experiences to our clients. In April 2016, we were the first Latin American company to enter into a partnership agreement with R3, the international innovation startup that brings together more than 70 of the largest financial institutions in the world to contribute to the international effort for the development and implementation of innovative solutions for the market based on shared ledger technologies, which are based on blockchain. We have been studying blockchain and analyzing how this technology can change the financial industry and its business models.

The manipulation, management and analysis of large volumes and varieties of data (Big Data) has been a reality for Itaú Unibanco for some time already. The bank has been improving its data processing and deepening its Data Lake, a massive repository of data capable of storing, processing and distributing with high performance, various types of information. We believe that the development of solutions that provide for integrated views of clients allows us to identify what they are going through in their lives and, for this reason, these solutions are essential for us to predict their needs and segment them in a more precise manner.

We also have new talented professionals among our employees. Data scientists, specialists in digital security and digital antifraud, people dedicated to studying and developing the client’s experience in digital channels have, in a collaborative way, joined our design, customer relationship management, technology and business teams to continue to transform the bank. The work of this team, in addition to improving the analysis of credit, risk, offer and fraud models, aims to provide mechanisms for the automation of processes and algorithms of our systems, products and channels. Therefore, the bank expects each time more to understand clients’ needs and offer them the right product at the right time.

Accordingly, Cubo Coworking Itaú has been an important ally because it allows us to be close and learn from the latest technologies and working models. In September 2016, Cubo completed one year of operation as an important technological entrepreneurship center in Brazil during this year, it promoted connections that were essential to leverage businesses, ideas and initiatives of a new generation of entrepreneurs and digital startups.

Context of this report

This consolidated annual report unifies the content of our major annually released reports, such as the consolidated annual report on Form 20-F, the consolidated annual report, and the Offering Memorandum for the Medium-Term Note Program, or MTN Program. The consolidated annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission, or SEC, has served as the basis for the content of this report.

The consolidated annual report describes our strategy, structure, activities and operations, using plain and straightforward language to be clear to all audiences who may consult this consolidated annual report.

The information presented is aligned with Pronouncement 13 of the Market Information Disclosure Steering Committee (Comitê de Orientação para Divulgação de Informações ao Mercado, or CODIM), a Brazilian joint initiative of entities representing the capital markets, and focused on improving transparency and information reporting in the Brazilian capital markets.

This consolidated annual report contains data from January 1, 2016 to December 31, 2016, presenting our corporate and business structure, governance and financial performance, among other matters. It also includes information on all entities subject to the significant influence or control of Itaú Unibanco Holding. Any potential changes or impacts on the data collected as a result of certain transactions, the acquisition or sale of assets, or any important change for the business are indicated throughout this report. The consolidated annual report is divided into the following sections: (i) Context, (ii) Our profile, (iii) Our governance, (iv) Our risk management, (v) Performance, and (vi) Attachments.

The audit of our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), has been conducted by PricewaterhouseCoopers Auditores Independentes, or PwC.

Documents on display

We are subject to informational requirements under the U.S. Securities Exchange Act of 1934, as amended, for foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including consolidated annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549. Copies of the materials may be obtained by mail from the Public Reference Room of the SEC at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access those materials, including this consolidated annual report and the accompanying exhibits. We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at www.cvm.gov.br.

Copies of our consolidated annual report on Form 20-F will be available for inspection upon request to the Investor Relations department at our office at Praça Alfredo Egydio de Souza Aranha 100, Torre Conceição, 9º andar – São Paulo – SP – 04344-902 – Brazil.

Investors may receive a hard copy of this consolidated annual report, including our complete audited financial statements for the last fiscal year, free of charge, by requesting a copy from our Investor Relations department, by e-mail, at investor.relations@itau-unibanco.com.br, indicating their contact information and their complete mailing address. Comments and suggestions regarding this report may be sent to the same e-mail.

Reading this report

In this report, the terms:

•	“Itaú Unibanco Holding”, “Itaú Unibanco Group”, “we”, “us” or “our” refer to Itaú Unibanco Holding S.A. and all its consolidated subsidiaries and affiliates, except where specified or differently required by the context;
•	“Itaú Unibanco” refers to Itaú Unibanco S.A., together with its consolidated subsidiaries, except where specified or differently required by the context;
•	“Itaú BBA” refers to Banco Itaú BBA S.A., with its consolidated subsidiaries, except where specified or differently required by the context;
•	“Brazil” refers to the Federative Republic of Brazil;
•	“Brazilian government” refers to the federal government of the Federative Republic of Brazil;
•	“Central Bank” means the Central Bank of Brazil;
•	“CMN” means the National Monetary Council;
•	“CVM” means the Securities and Exchange Commission of Brazil;
•	“Preferred shares” and “common shares” refer to authorized and outstanding preferred and common shares with no par value;
•	“ADSs” refer to our American Depositary Shares (1 (one) ADS represents 1 (one) preferred share);
•	“R$”, “reais” or “Brazilian real” mean real, the Brazilian official currency; and
•	“US$”, “dollars” or “U.S. dollars” mean United States dollars.

Additionally, acronyms used repeatedly, technical terms and specific market expressions in this consolidated annual report are explained or detailed in the section Attachments, item Glossary, as are the full names of our main subsidiaries and other entities referenced in this consolidated annual report.

The reference date for the quantitative information for balances found in this consolidated annual report is as of December 31, 2016 and the reference date for results is the year ended December 31, 2016, except where otherwise stated.

Our fiscal year ends on December 31 and, in this consolidated annual report, any reference to any specific fiscal year is to the 12-month period ended on December 31 of that year.

The information found in this consolidated annual report is accurate only as of the date of such information or as of the date of this consolidated annual report, as applicable. Our activities, the situation of our finances and assets, the results of transactions and our prospects may have changed since that date.

This document contains information, including statistical data, about certain markets and our competitive position. Except as otherwise indicated, this information is taken or derived from external sources. We indicate the name of the external source in each case where industry data are presented in this consolidated annual report. We cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as the estimates we present in this report.

Information contained in or accessible through the websites mentioned in this consolidated annual report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Forward-looking information

This consolidated annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;
•	General economic and political conditions, in particular in the countries where we operate;
•	Government regulations and tax laws and amendments to such regulations and laws;
•	Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures;
•	Disruptions and volatility in the global financial markets;
•	Increases in compulsory deposits and reserve requirements;
•	Regulation and liquidation of our business on a consolidated basis;
•	Obstacles for holders of our shares and ADSs to receive dividends;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Strengthening of competition and industry consolidation;
•	Changes in our loan portfolio and changes in the value of our securities and derivatives;
•	Losses associated with counterparty exposure;
•	Our exposure to the Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
•	The effectiveness of our risk management policy;
•	Damage to our reputation;
•	The capacity of our controlling stockholder to conduct our business;
•	Difficulties during the integration of acquired or merged businesses;
•	Effects from socio-environmental issues; and
•	Other risk factors listed in the section Our Risk Management, item Risk Factors.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this consolidated annual report might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

About our financial information

Our consolidated financial statements, included elsewhere in this consolidated annual report, are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB. All consolidated financial information related to the years 2016, 2015, 2014, 2013 and 2012 included in this report were prepared in accordance with IFRS.

We use accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (“Brazilian GAAP”) for our reports to Brazilian stockholders, filings with the CVM, and calculation of payments of dividends and tax liabilities.

The CMN establishes that financial institutions meeting certain criteria, such as Itaú Unibanco Holding, are required to present complete financial statements in accordance with IFRS as issued by IASB, in addition to financial statements under Brazilian GAAP.

Please refer to section Performance, item Complete Financial Statements in IFRS, Note 34 – Segment Information for further details about the main differences between our management reporting systems and the complete financial statements prepared according to IFRS.

Our consolidated financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016, 2015 and 2014 were audited by PricewaterhouseCoopers Auditores Independentes, an independent auditors, as stated in its report in section Performance, item Financial Performance in this report.

Please refer to section Performance, item Complete Financial Statements in IFRS, Note 2 – Significant Accounting Policies for further details about the significant accounting policies applied in the preparation of our complete financial statements according to IFRS.

Our profile

In numbers

Selected Financial Data – IFRS

The following selected financial data must be read in conjunction with the section Performance item Results and Complete Financial Statements in IFRS included in this consolidated annual report.

The data presented in the tables below have been derived from our complete financial statements for the years presented, which have been prepared in accordance with IFRS as issued by IASB, unless otherwise indicated.

	As of December 31,					Variation
Assets	2016	2015	2014	2013	2012	2016-2015%		2015-2014%		2014-2013%		2013-2012%
	(In millions of R$, except percentages)
Cash and deposits on demand	18,542	18,544	17,527	16,576	13,967	(2)	(0.0)	1,017	5.8	951	5.7	2,609	18.7
Central Bank compulsory deposits	85,700	66,556	63,106	77,010	63,701	19,144	28.8	3,450	5.5	(13,904)	(18.1)	13,309	20.9
Interbank deposits	22,692	30,525	23,081	25,660	23,826	(7,833)	(25.7)	7,444	32.3	(2,579)	(10.1)	1,834	7.7
Securities purchased under agreements to resell	265,051	254,404	208,918	138,455	162,737	10,647	4.2	45,486	21.8	70,463	50.9	(24,282)	(14.9)
Financial assets held for trading	204,648	164,311	132,944	148,860	145,516	40,337	24.5	31,367	23.6	(15,916)	(10.7)	3,344	2.3
Financial assets designated at fair value through profit or loss	1,191	642	733	371	220	549	85.5	(91)	(12.4)	362	97.6	151	68.6
Derivatives	24,231	26,755	14,156	11,366	11,597	(2,524)	(9.4)	12,599	89.0	2,790	24.5	(231)	(2.0)
Available-for-sale financial assets	88,277	86,045	78,360	96,626	90,869	2,232	2.6	7,685	9.8	(18,266)	(18.9)	5,757	6.3
Held-to-maturity financial assets	40,495	42,185	34,434	10,116	3,202	(1,690)	(4.0)	7,751	22.5	24,318	240.4	6,914	215.9
Loan operations and lease operations portfolio, net	463,394	447,404	430,039	389,467	341,271	15,990	3.6	17,365	4.0	40,572	10.4	48,196	14.1
Loan operations and lease operations portfolio	490,366	474,248	452,431	411,702	366,984	16,118	3.4	21,817	4.8	40,729	9.9	44,718	12.2
(-) Allowance for loan and lease losses	(26,972)	(26,844)	(22,392)	(22,235)	(25,713)	(128)	0.5	(4,452)	19.9	(157)	0.7	3,478	(13.5)
Other financial assets	53,917	53,506	53,649	47,592	44,492	411	0.8	(143)	(0.3)	6,057	12.7	3,100	7.0
Investments in associates and joint ventures	5,073	4,399	4,090	3,931	3,005	674	15.3	309	7.6	159	4.0	926	30.8
Goodwill	9,675	2,057	1,961	1,905	-	7,618	370.3	96	4.9	56	2.9	1,905	100.0
Fixed assets, net	8,042	8,541	8,711	6,564	5,628	(499)	(5.8)	(170)	(2.0)	2,147	32.7	936	16.6
Intangible assets, net	7,381	6,295	6,134	5,797	4,671	1,086	17.3	161	2.6	337	5.8	1,126	24.1
Tax assets	44,274	52,149	35,243	34,742	32,412	(7,875)	(15.1)	16,906	48.0	501	1.4	2,330	7.2
Assets held for sale	631	486	196	117	117	145	29.8	290	148.0	79	67.5	-	0.0
Other assets	10,027	11,611	13,921	12,142	9,923	(1,584)	(13.6)	(2,310)	(16.6)	1,779	14.7	2,219	22.4
Total assets	1,353,241	1,276,415	1,127,203	1,027,297	957,154	76,826	6.0	149,212	13.2	99,906	9.7	70,143	7.3
Average interest-earning assets (1)	1,151,430	1,070,450	955,416	882,472	784,686	80,980	7.6	115,034	12.0	72,944	8.3	97,786	12.5
Average non-interest-earning assets (1)	159,779	115,596	97,526	83,025	70,758	44,183	38.2	18,070	18.5	14,501	17.5	12,267	17.3
Average total assets (1)	1,311,209	1,186,046	1,052,942	965,497	855,444	125,163	10.6	133,104	12.6	87,445	9.1	110,053	12.9

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

	As of December 31,					Variation
Liabilities	2016	2015	2014	2013	2012	2016-2015%		2015-2014%		2014-2013%		2013-2012%
	(In millions of R$, except percentages)
Deposits	329,414	292,610	294,773	274,383	243,200	36,804	12.6	(2,163)	(0.7)	20,390	7.4	31,183	12.8
Securities sold under repurchase agreements	349,164	336,643	288,683	266,682	267,405	12,521	3.7	47,960	16.6	22,001	8.2	(723)	(0.3)
Financial liabilities held for trading	519	412	520	371	642	107	26.0	(108)	(20.8)	149	40.2	(271)	(42.2)
Derivatives	24,698	31,071	17,350	11,405	11,069	(6,373)	(20.5)	13,721	79.1	5,945	52.1	336	3.0
Interbank market debt	135,483	156,886	122,586	111,376	97,073	(21,403)	(13.6)	34,300	28.0	11,210	10.1	14,303	14.7
Institutional market debt	96,239	93,918	73,242	72,055	72,028	2,321	2.5	20,676	28.2	1,187	1.6	27	0.0
Other financial liabilities	71,832	68,715	71,492	61,274	50,255	3,117	4.5	(2,777)	(3.9)	10,218	16.7	11,019	21.9
Reserves for insurance and private pension	154,076	129,305	109,778	99,023	90,318	24,771	19.2	19,527	17.8	10,755	10.9	8,705	9.6
Liabilities for capitalization plans	3,147	3,044	3,010	3,032	2,892	103	3.4	34	1.1	(22)	(0.7)	140	4.8
Provisions	20,909	18,994	17,027	18,862	19,209	1,915	10.1	1,967	11.6	(1,835)	(9.7)	(347)	(1.8)
Tax liabilities	5,836	4,971	4,465	3,794	7,109	865	17.4	506	11.3	671	17.7	(3,315)	(46.6)
Other liabilities	27,110	25,787	23,660	20,848	19,956	1,323	5.1	2,127	9.0	2,812	13.5	892	4.5
Total liabilities	1,218,427	1,162,356	1,026,586	943,105	881,156	56,071	4.8	135,770	13.2	83,481	8.9	61,949	7.0
Capital	97,148	85,148	75,000	60,000	45,000	12,000	14.1	10,148	13.5	15,000	25.0	15,000	33.3
Treasury shares	(1,882)	(4,353)	(1,328)	(1,854)	(1,523)	2,471	(56.8)	(3,025)	227.8	526	(28.4)	(331)	21.7
Additional paid-in capital	1,785	1,733	1,508	984	888	52	3.0	225	14.9	524	53.3	96	10.8
Appropriated reserves	3,443	10,067	8,210	13,468	22,423	(6,624)	(65.8)	1,857	22.6	(5,258)	(39.0)	(8,955)	(39.9)
Unappropriated reserves	25,362	20,947	16,301	12,138	7,379	4,415	21.1	4,646	28.5	4,163	34.3	4,759	64.5
Cumulative other comprehensive income	(3,274)	(1,290)	(431)	(1,513)	1,735	(1,984)	153.8	(859)	199.3	1,082	(71.5)	(3,248)	(187.2)
Total stockholders’ equity attributed to the owners of the parent company	122,582	112,252	99,260	83,223	75,902	10,330	9.2	12,992	13.1	16,037	19.3	7,321	9.6
Non-controlling interests	12,232	1,807	1,357	969	96	10,425	576.9	450	33.2	388	40.0	873	909.4
Total stockholders' equity	134,814	114,059	100,617	84,192	75,998	20,755	18.2	13,442	13.4	16,425	19.5	8,194	10.8
Total liabilities and stockholders’ equity	1,353,241	1,276,415	1,127,203	1,027,297	957,154	76,826	6.0	149,212	13.2	99,906	9.7	70,143	7.3
Average interest-bearing liabilities (1)	969,461	875,904	793,069	738,535	649,026	93,557	10.7	82,835	10.4	54,534	7.4	89,509	13.8
Average non-interest-bearing liabilities (1)	214,024	203,376	169,247	148,215	130,293	10,648	5.2	34,129	20.2	21,032	14.2	17,922	13.8
Total average stockholders’ equity (1)	127,724	106,766	90,626	78,747	76,125	20,958	19.6	16,140	17.8	11,879	15.1	2,622	3.4
Total average liabilities and stockholders’ equity (1)	1,311,209	1,186,046	1,052,942	965,497	855,444	125,163	10.6	133,104	12.6	87,445	9.1	110,053	12.9

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

	For the Ended December 31,					Variation
Statement of Income	2016	2015	2014	2013	2012	2016-2015%		2015-2014%		2014-2013%		2013-2012%
	(In millions of R$, except percentages)
Banking Product	118,661	92,011	91,657	79,387	81,172	26,650	29.0	354	0.4	12,270	15.5	(1,785)	(2.2)
Losses on Loans and Claims	(22,122)	(21,335)	(15,801)	(14,870)	(21,354)	(787)	3.7	(5,534)	35.0	(931)	6.3	6,484	(30.4)
Banking Product Net of Losses on Loans and Claims	96,539	70,676	75,856	64,517	59,818	25,863	36.6	(5,180)	(6.8)	11,339	17.6	4,699	7.9
General and Administrative Expenses	(50,904)	(47,626)	(42,550)	(39,914)	(38,080)	(3,278)	6.9	(5,076)	11.9	(2,636)	6.6	(1,834)	4.8
Tax Expenses	(7,971)	(5,405)	(5,063)	(4,341)	(4,497)	(2,566)	47.5	(342)	6.8	(722)	16.6	156	(3.5)
Share of profit or (loss) in associates and joint ventures	528	620	565	603	175	(92)	(14.8)	55	9.7	(38)	(6.3)	428	244.6
Current Income Tax and Social Contribution	(3,898)	(8,965)	(7,209)	(7,503)	(7,716)	5,067	(56.5)	(1,756)	24.4	294	(3.9)	213	(2.8)
Deferred Income Tax and Social Contribution	(10,712)	16,856	262	3,160	3,491	(27,568)	(163.6)	16,594	6,333.6	(2,898)	(91.7)	(331)	(9.5)
Net Income	23,582	26,156	21,861	16,522	13,191	(2,574)	(9.8)	4,295	19.6	5,339	32.3	3,331	25.3
Net Income Attributable to Owners of the Parent Company	23,263	25,740	21,555	16,424	12,634	(2,477)	(9.6)	4,185	19.4	5,131	31.2	3,790	30.0
Net Income Attributable to Non-Controlling Interests	319	416	306	98	557	(97)	(23.3)	110	35.9	208	212.2	(459)	(82.4)

	For the Year Ended December 31,
Earnings and Dividends per Share	2016	2015	2014	2013	2012
	(In R$, except number of shares)
Basic earnings per share (1) (2)
Common	3.57	3.91	3.26	2.48	1.91
Preferred	3.57	3.91	3.26	2.48	1.91
Diluted earnings per share (1) (2)
Common	3.54	3.89	3.24	2.47	1.90
Preferred	3.54	3.89	3.24	2.47	1.90
Dividends and interest on stockholders’ equity per share (3)
Common	1.58	1.24	1.22	1.03	1.00
Preferred	1.58	1.24	1.22	1.03	1.00
Weighted average number of shares outstanding - basic (1)
Common	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred	3,171,215,661	3,228,881,081	3,266,347,063	3,257,578,674	3,263,003,810
Weighted average number of shares outstanding - diluted (1)
Common	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred	3,216,235,372	3,270,734,307	3,305,545,129	3,289,183,380	3,295,238,153

(1)	Per share information relating to 2015, 2014, 2013 and 2012 have been retrospectively adjusted for the share bonus distribution which occurred in 2016, 2015, 2014 and 2013 as appropriate.

(2)	Earnings per share have been computed following the “two class method” set forth by IAS 33 Earnings Per Share. Please refer to section Our Profile, item Our shares, Information for the Investor, Stockholders' Payment for further details of our two classes of stock. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 28 - Earnings per Share for further details of calculation of earnings per share.

(3)	Please refer to section Our Profile, item Our shares, Information for the Investor, Stockholders' Payment and section Our Risk Management, item Regulatory Enviroment for further details. Please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 21b - Stockholders Equity - Dividends for further details.

	For the Year Ended December 31,
Earnings and Dividends per Share	2016	2015(1)	2014(1)	2013 (1)	2012 (1)
	(In US$)
Dividends and interest on stockholders’ equity per share(2) (3)
Common	0.48	0.32	0.46	0.44	0.49
Preferred	0.48	0.32	0.46	0.44	0.49

(1)	Per share information relating to 2015, 2014, 2013 and 2012 have been retrospectively adjusted for the share bonus distribution which occurred in 2016, 2015, 2014 and 2013 as appropriate.
(2)	Under Brazilian Corporate Law, we are allowed to pay interest on stockholders’ equity as an alternative to paying dividends to our stockholders. Please refer to section Our Profile, item Our shares, Information for the Investor, Stockholders' Payment and section Our Risk Management, item Regulatory Enviroment for further details of interest on stockholders’ equity.
(3)	Converted into US$ from reais at the selling rate established by the Central Bank at the end of the year in which dividends or interest on stockholders’ equity were paid or declared, as the case may be.

Selected consolidated ratios

	As of the Year Ended December 31,
Liquidity and Capital	2016	2015	2014	2013	2012
	(%)
Loans and leases as a percentage of total deposits (1)	148.9	162.1	153.5	150.0	150.9
Total stockholders' equity as a percentage of total assets (2)	10.0	8.9	8.9	8.2	7.9
(1)	Loans and leases operations as of year-end divided by total deposits as of year-end.
(2)	Total stockholders' equity as of year-end divided by total assets as of year-end.

2016 highlights

Corporate events

Changes to management

On November 9, 2016 we disclosed the succession of the current CEO, in accordance with the established transition process planned and announced to the market over two years ago. We also announced a series of changes to our Executive Committee. Please refer to section Our Governance, item Our Directors and Executive Officers for further details about the changes to our management.

10% Share bonus of Itaú Unibanco

In October 2016, our stockholders were granted one new share for each ten shares of the same class. The unit cost of R$20.05 was assigned to these shares, impacting the average price for our stockholders. For the fourth consecutive year, we granted our stockholders a 10% bonus in shares and a monthly dividend which remained at R$0.015 per share. Therefore, taking into account the last four share bonuses which we granted in the last four years, there would be a 46% increase in the monthly amounts granted to stockholders.

Share buyback program

In 2016, we acquired 31,439,000 of our non-voting shares for R$947.4 million at an average price of R$30.13 per share. The amount of shares acquired and the average price were adjusted in accordance with the 10% share bonus in October 2016. This average price also includes settlement and brokerage fees.

The share buyback process is aimed at (i) maximizing the capital allocation through the efficient application of available funds, (ii) arranging for the delivery of shares to our employees and members of our management and that of our subsidiaries under the scope of remuneration models and long-term incentive plans; and (iii) using the shares acquired if business opportunities arise in the future.

Cancellation of treasury shares

In June 2016, after obtaining regulatory approvals, we cancelled 100 million of our non-voting treasury shares, with no change to our capital stock.

The acquisition of our shares, with their subsequent cancellation increases the stockholder's interest percentage in our capital and, should the net income and the distribution of earnings percentage be maintained, it will enable a higher return on dividends and interest on capital to remaining shareholders.

The balance of treasury shares reached 69,604,462 non-voting shares in December 2016, equivalent to 2.2% of the free float of the same type. Additionally, in January 2017, we repurchased 6.35 million non-voting shares.

Payment of dividends

On August 1, 2016, our Board of Directors declared interest on capital, in the amount of R$0.39900 per share (or R$0.33915 per share, net of taxes) which was paid out on August 25, 2016 to all stockholders of record as of the close of trading on August 12, 2016.

On December 9, 2016, our Board of Directors declared interest on capital in the amount of R$0.47140 per share (or R$0.40069 per share, net of taxes) which was paid out on March 3, 2017 (as our Board of Directors declared on February 6, 2017) to all stockholders of record as of the close of trading on December 22, 2016.

On February 6, 2017, our Board of Directors changed the payment of dividends and interest on own capital of Itaú Unibanco, which will be in a range from 35% to 45% of the recurring consolidated net income in the next years. In this context, it was approved interest on capital in the amount of R$0.77540 per share (or R$0.65909 per share, net of taxes) which was paid out on March 3, 2017 to all stockholders of record as of the close of trading on February 20, 2017. It is important to note that the net payout range is subject to changes due to mergers and acquisitions, changes in tax regulation, regulatory changes and significant changes in risk-weighted assets (RWA). Events that may change the net payout described above are not exhaustive, that is, they are examples of situations that may affect payout. The net payout range is subject to changes, but always considers the minimum distribution provided for in our Bylaws.

Accordingly, the total interest on own capital paid on March 3, 2017, net of income tax, was R$ 1.05978 per share.

Adding the amounts distributed during the fiscal year 2016 to the amount that was distributed on March 3, 2017, our shareholders received R$1.5789 per share (net of income tax), totaling R$10.0 billion in dividends and interest on own capital, an amount which equals 45% of the recurring consolidated net income for 2016, an increase of 36.9% compared to the fiscal year 2015. If we consider the consolidated net income, the payout was increased from 31.3% in 2015 to 46.2% in 2016.

Mergers, acquisitions and partnerships

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or CIB. CIB will be structured as a Brazilian corporation (sociedade por ações) and the parties to the MoU will share its control, with each of them holding a 20% equity ownership. Its board of directors will be comprised of members appointed by the parties to the MoU and its executives will be exclusively dedicated to CIB’s businesses, preserving the independent nature of CIB’s management. CIB’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

In November 2016, CADE approved CIB’s incorporation with certain restrictions. Therefore, all the required regulatory approvals have been obtained. CIB’s incorporation is subject to the execution of definitive agreements.

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorization, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of R$38 billion in credit rights held by BTG.

Itaú CorpBanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s board of directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet.

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, as set forth in Itaú CorpBanca’s Shareholders’ Agreement, and increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia, which will be implemented through a sale and purchase of assets and liabilities; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange

Alliance with MasterCard in the payment solutions market in Brazil

In May 2016, the Court of CADE approved, with certain restrictions, a sevenyear term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of group life insurance business

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction will take place after compliance with certain conditions provided for in the agreement. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank retail business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

The completion of this transaction is subject to compliance with certain conditions, including obtaining approvals from the Central Bank of Brazil and CADE.

Acquisition of Itaú BMG Consignado shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the totality of the equity interest held by BMG in Banco Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

We have maintained our position as the leading institution among privately-held banks in this segment. At December 31, 2016, our payroll loan portfolio amounted to R$44.6 billion, including Itaú BMG Consignado’s operations.

Awards and recognition

In 2016, we received a series of awards and acknowledgements helping to strengthen our reputation. A few of our most significant awards and acknowledgements are listed below:

Latin American Excellence Awards (Communication Director magazine – January 2016) - Itaú was granted this award in the CSR Report category, with its 2014 Integrated Report. The Latin American Excellence Awards recognizes Public Relations and Communications achievements among the companies from Latin America applying for the award. It is organized by Communication Director magazine, a European quarterly publication, headquartered in Germany, targeting global decision makers in the areas of corporate communications, public relations and public affairs. Its international coverage reaches all five continents.

Company Award 2016 (Trade Finance - January 2016) - Itaú BBA won the Company Award 2016 in the category Best trade bank in Brazil. This award is organized by Trade Finance, the financial news and operation analysis service unit of Euromoney.

IF Design Award (International Forum Design GmbH – January 2016) - The International Forum Design has over 60 years of existence and is considered one of the highest acknowledgments in the world. The winners receive the IF quality seal, a symbol acknowledged globally as the apex of excellence in the market. Itaú's awarded project was Cubo, in the Communication discipline, and category 3.05 Brand Identity.

International Visual Identity Awards (Left Bank - February 2016) - Itaú won the award in the Financial Services category. The International Visual Identity Awards is an independent competition, not related to any media large company or corporation. It was designed by people with a passion for good design and has a partnership with Left Bank. This was the third edition of the award.

Deals of the Year (The Banker – April 2016) - Itaú BBA was acknowledged in the 'Americas - Equities' category, with the follow-on for Telefônica company, a transaction that raised R$16.1 billion.

2016 'Valor' Executive (Valor Econômico magazine – May 2016) - In the 16th edition of this award, Roberto Setubal was the executive elected in the "Banks and Financial Services" sector.

Efinance Award (Financial Executives – May 2016) - Itaú BBA was acknowledged in the Process Management category. Itaú Unibanco was acknowledged in the FinTech category, with the 'Cubo' case. Rede was acknowledged in the B2B channels category.

The Best of São Paulo – Services (Folha de S. Paulo newspaper – May 2016) - For the second consecutive year, Itaú Unibanco was the winner in the Internet Banking category.

The Most Valuable Brands (O Estado de S. Paulo – June 2016) - Itaú ranked first in the "Banks" category, second in the "Savings" category, and third in the "Insurance companies" category.

Exame's Best and Largest Companies (Exame magazine – June 2016) - In the 43rd edition of this award, Itaú Unibanco was the number one in the “200 largest groups" and “50 Largest Banks" rankings. At the “100 Largest Publicly-Held Companies" ranking, it ranked 2nd. At the "Mergers and Acquisitions" ranking, Itaú BBA/Itaú was ranked 2nd. At the “50 Largest Insurance Companies", Itaú Seguros ranked 10th; Itaú Auto e Residência ranked 17th; and Itaú Vida ranked 28th.

Valor Inovação Brasil 2016 (Valor Innovation Brazil 2016) Award (Valor Econômico magazine – July 2016) - Itaú Unibanco ranked first in the Financial Services sector.

Top 1000 World Banks 2016 (The Banker – July 2016) - Itaú Unibanco was the winner in the Top 25 – Latin America and the Caribbean ranking.

Project & Infrastructure Finance Awards (Latin Finance - July 2016) - Itaú BBA was recognized in the Best Infrastructure Bank Brazil category.

Anuário Época Negócios 360º (Época Negócios Directory 360º) (Época Negócios magazine – August 2016) - Itaú Unibanco was presented as the winner in the Banking sector in this directory. Additionally, Itaú Seguros ranked among the 60 top companies in the global ranking of the best 300 in the 5th edition of the directory.

Mais Valor Produzido (MVP) – Bancos 2016 (More Created Value – Banks 2016) Ranking (Dom Strategy Partners – August 2016) - Itaú Unibanco was chosen as the bank with the highest perception of value by its stakeholders for the third consecutive year.

As Melhores da Dinheiro 2016 (The Best of Dinheiro 2016) (Isto É Dinheiro magazine – September 2016) - In the 14th edition of this award, Itaú Unibanco was chosen as the Company of the Year and also The Best Bank.

Prêmio Ouvidorias Brasil 2016 (Brazil Ombudsman Offices Award) ABRAREC (Brazilian Association of Customer-Company Relations) and Grupo Padrão – September 2016 - Itaú Unibanco received this award with the Solução Perto de Você (Close to you solution) case.

Empresa Pró-Ética (Companies Promoting Ethics) (Ministry of Transparency, Inspection and General Controllership of the Federal Government – November 2016) -Itaú Unibanco was among the 25 companies awarded for taking part in the promotion of a fairer and more ethical and transparent corporate environment in Brazil.

Empresas Líderes em Transparência (Leading Companies in Transparency) (CDP Latin America – December 2016)- For the third consecutive year, Itaú Unibanco was recognized among the leading companies in terms of transparency.

Bank of the Year (The Banker – December 2016) - Itaú Unibanco was named the "Bank of the Year - Brazil" by The Banker magazine.

As Marcas Brasileiras Mais Valiosas (Brazilian Most Valuable Brands) (Interbrands – December 2016) - For the 13th time, Itaú Unibanco ranked top on the list of the most valuable brands in Brazil, valued at R$ 26.6 billion, up 8% compared to 2015.

Subsequent events

On April 19, 2017, the following changes in the composition of the Board of Directors were proposed and approved at the Annual and Extraordinary General Meeting:

•       Candido Bracher, who becomes Chief Executive Officer replacing Roberto Setubal, is no longer a Board member but continues to attend the Board’s meeting as an invited member. In order to fulfill his vacancy in the Board of Directors, was elected Marco Bonomi, the General Retail Manager until late 2016, who has reached the limit age for performing executive functions after 22 years in the Company.

•       João Moreira Salles, officer of Brasil Warrant Administração de Bens e Empresas, was elected to one of the vacancies to represent the controlling stockholders in the Board of Directors, pursuant to the provisions of the Company’s Stockholders’ Agreement, replacing Demosthenes Madureira de Pinho Neto, who leaves the Board.

•       Alfredo Villela has informed the Board that he leaves his management position in the Company. Geraldo Carbone, who had been a Board member from 2006 to 2008 and Executive Vice-President from 2008 to 2011, was elected for his position for the next term of office, pursuant to the provisions of the Company’s Stockholders’ Agreement.

•       Nildemar Secches has informed the Board that he leaves his management position in the Company. To fill this vacancy, Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was elected as an independent member.

•       Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Setubal were reelected.

•       Pedro Moreira Salles and Roberto Setubal will serve as co-chairman of the Board of Directors.

*The elections and reelections mentioned above are pending of approval by the Brazilian Central Bank.

Our history

Timeline

Itaú

UNIBANCO

Operating Authorization of Casa Moreira Salles – **1924**

1944 – Establishment of Banco Central de Crédito S.A.
1945 – Banco Central de Crédito S.A. started its operations

1940s to 1960s

Mergers of Casa Bancária Moreira Salles, Banco Machadense and Casa Bancária de Botelhos originating Banco Moreira Salles, subsequently União de Bancos Brasileiros S.A. Organization of BIB – Banco de Investimentos do Brasil

Change of corporate name to Banco Federal de Crédito S.A., later Banco Federal Itaú and, subsequently, Federal Itaú Sul Americano S.A., after mergers with other Brazilian Banks
Merger with Banco da América, creating Banco Itaú América

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

2016 Approval of the merger between Banco Itaú Chile and CorpBanca resulting on our new subsidiary Itaú CorpBanca
Itaú Unibanco S.A. acquired the totality of participations at Banco Itaú BMG Consignado S.A.
Itaú Unibanco S.A. acquired Citibank retail business in Brazil (*)

(*) This operation is pending of approval from the Central Bank of Brazil and the Brazilian antitrust agency (CADE).

Our history begins back in 1924, when Casa Moreira Salles, founded by João Moreira Salles in Poços de Caldas, Minas Gerais, received the letter patent issued by the Brazilian Government, which allowed it to operate as a banking section, i.e., as a correspondent of the state mainstream banks. This entity eventually became Unibanco.

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

During their separate histories, Itaú and Unibanco exhibited a number of common attributes such as their concern for ethics and transparency in doing business, adherence to the law and appreciation of their employees. The two organizations also shared the same close relationship with their clients by understanding their needs and their economic circumstances, thereby allowing the institutions to support businesses expansion by means of innovative services.

Pioneering in the dissemination of the use of technology to process banking transactions and services offered to clients, the two institutions made heavy investments in automation and support of modern operational centers. Moreover, the expansion on the basis of mergers, acquisitions and incorporations is another constant characteristic of the evolution of both banks.

Another element common to the two institutions was the support of arts and culture and the social and environmental responsibility that are manifested in Instituto Itaú Cultural and, in the social realm, in Fundação Itaú Social and Instituto Unibanco.

After nine decades of history, we continue to follow the principles and values of those who laid the foundations of what we are and, like them, we remain focused on the future to build a better world for future generations. For this reason, sustainability is a concept that permeates our organization and is widespread in our culture.

Today we are one of the largest banks in the world with international operations and deep roots in Latin America. Our commitment to Brazil leads us to serve as an agent of transformation of the society by working for great causes, such as culture, education, sports and urban mobility, continuously seeking the common good and contributing to the country's development.

Our vision, Our culture

Driven by the change in the context of our businesses, by customer requirements and the transformation in the organization, in 2015, we saw the need to underscore a series of attitudes in our culture known as Our Way (Nosso Jeito).

Since then, Our Way has evolved into seven attitudes, comprising the means whereby we intend to achieve our vision: To be the leading bank in sustainable performance and customer satisfaction.

Our Way_

1_it’s only good for us if it’s good for the client_

2_we’re passionate about performance_

3_people mean everything to us_

4_the best argument is the one that matters_

5_simple. always_

6_we think and act like owners_

7_ethics are non-negotiable_

The launch of Our Way took place at the Meeting among Leaders, which year after year constitutes one of the principal initiatives we use for reinforcing our culture.

Meeting among Leaders

Held annually since 2010, the objective of this event is to align the leadership of the organization with our strategy, ensuring the commitment and continuous engagement of our employees. In 2016, the event had an audience of 720 leaders and as its core theme, Digital Culture.

In addition to the Meeting, other initiatives were adopted for disseminating our culture:

Walther Moreira Salles Award: an annual event for enhancing the organizational culture by highlighting exceptional projects and practices on the part of Itaú Unibanco’s employees. In 2016, there were five award categories (leadership, innovation, efficiency, risk management and customer satisfaction) with 40 winners.

Alignment to Our Way Survey: a survey designed to evaluate the degree of alignment of the employees with the attitudes of our culture. In 2016, we launched the survey following the announcement of Our Way at the Meeting among Leaders. We had a total of 40,078 respondents out of the 85,622 employees invited to take part.

Employees

The number of employees within Itaú Unibanco increased from 90,320 in 2015 to 94,779 in 2016, mainly due to the consolidation of Itaú CorpBanca as from the second quarter of 2016.

The tables below show the total number of employees for the years ended December 31, 2016, 2015 and 2014, segmented by region (Brazil and abroad) and operating unit:

Employees	As of December 31,			Variation
(Brazil and abroad)	2016	2015	2014	2016-2015		2015-2014
In Brazil	80,871	83,481	86,192	(2,610)	(3.1)%	(2,711)	(3.1)%
Abroad	13,908	6,839	6,983	7,069	103.4%	(144)	(2.1)%
Argentina	1,647	1,607	1,679	40	2.5%	(72)	(4.3)%
Chile	5,919	2,539	2,563	3,380	133.1%	(24)	(0.9)%
Colombia	3,754	-	-	3,754	-	-	-
Uruguay	1,134	1,170	1,176	(36)	(3.1)%	(6)	(0.5)%
Paraguay	806	799	789	7	0.9%	10	1.3%
Europe	200	216	233	(16)	(7.4)%	(17)	(7.3)%
Other	448	508	543	(60)	(11.8)%	(35)	(6.4)%
Total	94,779	90,320	93,175	4,459	4.9%	(2,855)	(3.1)%

Employees	As of December 31,			Variation
(by operating unit)	2016	2015	2014	2016-2015		2015-2014
Retail banking	71,159	72,815	75,143	(1,656)	(2.3)%	(2,328)	(3.1)%
Wholesale banking	22,909	16,468	16,940	6,441	39.1%	(472)	(2.8)%
Activities with the market and corporation	711	1,037	1,092	(326)	(31.4)%	(55)	(5.0)%
Total	94,779	90,320	93,175	4,459	4.9%	(2,855)	(3.1)%

The Turnover Rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside of Brazil, apprentices, expatriates, disability retirees, officers and interns).

Turnover Rate¹

¹Turnover Rate = Total terminations / (Total employees at the beginning of the period + Total employees at the end of the period) / 2. The total employees at the end of the period considers employees at the beginning of the period plus the hiring of employees minus the employee terminations.

The Connecting Opportunities Program

The Connecting Opportunities Program has evolved from the revamping of the Reallocation Center. The Program’s objective is to retain employees aligned with the organization’s culture but for whom temporarily there is no room to grow in their current posts. The initial approach to such a situation is based on the reception of the employee and the mapping of the employee’s profile in readiness for future appointments to positions in Itaú Unibanco. Following discussions, the employee will participate in a career initiative process covering such aspects as preparing a résumé, interviewing postures and activating networking. In this way, the employee is given the support to ensure best performance during the process. In addition, the employee receives a guide with information, roles and responsibilities during the Connecting Opportunities Program. The selection team works jointly with the managers responsible for the vacancy in which the employee is interested. This work has produced positive results, with 56% of the nominated employees having found new positions in which to grow within the organization.

In 2016, most of the employee terminations occurred in the age group between 30 and 50 years old and the hiring of employees in the age group below 30 years old.

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

Our share-based profit-sharing plan, specifically designed for managers and senior managers, acknowledges those who stood out during the relevant year. The plan consists on granting preferred shares (ITUB4) or equivalent instruments, subject to the limits established by the Compensation Committee, to 10% of managers and 30% of senior managers. Of the total granted, one-third vests each year over a period of three years after the award, which is made in the coming year immediately after the performance year to which it relates. The number of preferred shares or share-based instruments granted is determined by the financial results of the organization/area as well as individual performance. The preferred shares or share-based instruments are delivered on the same date as the final portion of the profit-sharing payment, as determined in the relevant collective bargaining agreements. Compensation based on shares is not proportional to working time. The preferred share price is calculated on the seventh working day prior to the award, using the average price of ITUB4 on BM&FBOVESPA in the preceding thirty days from calculation.

We also have an institutional program called Partners Program, comprised of members of management and employees, in each case approved by our Personnel Committee, who had outstanding performance. Eligible employees are entitled to use part or their total annual variable compensation to purchase our preferred shares(Own Shares). If they hold the ownership of these Own Shares for three- and five-year terms as from the initial investment, the return on investment will be made through the receipt of our preferred shares(Partners Shares), also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares. The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

We provide several benefits established in the relevant collective bargaining agreements with unions, which represent many categories of employees. The conditions of such benefits are set forth in the relevant collective bargaining agreements (such as allowances for meals, nursery/nanny care for children, transportation, etc.). There are additional benefits, such as: (i) medical and dental care plans; (ii) private pension plans; (iii) group life insurance; (iv) psychosocial services; and (v) personalized treatment in the use of banking products and services. The granting of these benefits may vary according to the category of employees and/or market or regulatory considerations with respect to the relevant jurisdictions applicable to a particular employee.

Labor relations

We have a permanent channel for dialog with the labor unions representing all our employees in various professional categories. Respect, transparency and a direct relationship are among the principles involved in our dealings with these entities. These activities are executed with a focus on innovative and negotiated solutions to minimize possible differences and areas of conflict involving our employees.

We guarantee our employees the right of free association with labor unions and recognize the rights and privileges of those that may be elected to executive positions in labor unions in accordance with prevailing Brazilian legislation and the collective labor agreements for each professional category to which we are party. In addition, we permit labor unions to hold membership campaigns. When requested, we hold meetings between the entities, our managers and/or employees.

We maintain our commitment to prioritize collective negotiations and a permanent agenda of matters to be discussed with labor unions. Such an agenda allows us to resolve conflicts efficiently and underscores our commitment to a permanent and direct relationship with the entities representing the employees.

All our employees in Brazil enjoy the support of collective labor agreements which guarantee rights over and above those provided under the labor legislation in addition to other benefits that may be granted to our employees of a non-recurring nature and in line with our policies.

In the collective bargaining negotiations with the bank’s employees during 2016, the financial sector suffered 22 business days of strikes with an average impact on our branches of 37.7% (the same percentage as in 2015). As in previous years, these work stoppages affected Brazilian banks generally since the labor action took place across the entire domestic financial system.

During the 2015 collective bargaining negotiations with the bank employee unions, the financial sector experienced a 14-business day strike with an average impact of 37.7% on our branch network.

During the bank employee wage negotiations in 2014, strike action lasted five business days, impacting our branches on an average of 25.4% during this period.

All these labor manifestations and strikes affecting our branches have a partial impact only on our business since at least some branches are able to open during the day and the entire network is never brought to a complete halt. In this context, it is worth pointing out that, in the past few years, we have seen a growing volume of operations which are transacted through our digital channels. This has made a significant contribution to minimizing the effects of strike action on our operations.

Brand

Our brand aims to promote positive changes in the lives of people and in society. We deliver products and services – focused on our clients’ needs – that reflect our continuous efforts to provide the best experience for everyone who interacts with us, every day. Our efforts to foster financial education permeate our entire organization and encourage people to have a more balanced relationship with their money by choosing the best type of credit and by planning their investments more efficiently. Our responsibility for the development of the nation is at the very heart of our brand, which is why, in addition to the transformation that is inherent in our core business, we also invest in projects related to education, culture, sports and urban mobility.

In 2016, we were once again ranked at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$ 26.611 million. This is the 13th consecutive year in which we have been at the top of this ranking. The analysis is based on our brand’s ability to generate financial results, influence the client selection process and ensure long-term demand.

The #issomudaomundo (#thischangestheworld) platform, which guides our causes and our investments in various projects, continues to illustrate our institutional campaigns. This year, with the Leia para uma criança (Read to a child) campaign, we reached an impressive milestone: over 3 million books were offered, including braille books. This shows that we continue to mobilize clients and non-clients to make a difference in children’s lives.

Our capacity to inspire and engage people can also be seen on social media. We publish a series of articles and videos that express our point of view and tell stories that encourage people to implement positive changes in their lives. In 2016, we reached over 129 million views, which means we remain the largest Brazilian brand channel on YouTube and the largest in the world from the financial sector.

Social media is increasingly important to our strategy. This year, we achieved over 8 million fans on Facebook. We have the largest Facebook community of any bank in the world and one of the largest fan bases of any Brazilian brand, according to Socialbakers. Our Twitter profile has over 607 thousand followers, making us number one in the country’s financial sector.

We also have approximately 169 thousand followers on Instagram.

We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have a specific structure to interact with the public on all matters related to Itaú: questions, suggestions, comments and complaints. We have received more than 675 thousand mentions on social media from January 2016 to December 2016, 67% of which were positive and neutral comments, according to Gauge, a consulting agency that assists us in the analysis of social media data.

2016 was a special year for Itaú. We reinforced our positioning as a digital bank by means of the Digitau platform, highlighting in our communication and advertising campaigns the new technological solutions Itaú Unibanco presents to the market, such as apps and digital branches. Combining our innovative technology with our vision of making people’s daily lives easier we create increasingly simpler financial solutions.

Patents

We are the owners of patents and patent applications in Brazil and abroad for a method for generating a virtual keyboard for entry of a security code or user PIN number. Applications related to this patent are still pending analysis in Brazil, Uruguay and Venezuela. We are the owners of a patent for this method in Germany, Argentina, Austria, Belgium, Chile, Denmark, Spain, Finland, France, Greece, the Netherlands, Ireland, Italy, Luxembourg, Peru, Portugal, the United Kingdom, Sweden and Switzerland. Additionally, we are the owners of patent applications for a method for identifying a financial institution’s access PIN and for a method, user device and system to submit financial transaction information, which are still pending analysis in Brazil.

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

Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares.

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

The following table presents information on the persons that, to our knowledge, held over 5% of our common or preferred shares as of March 31, 2017:

	Common Shares		Preferred Shares		Total
	Total Number of		Total Number of		Total Number of
Stockholders	Shares	% of Total	Shares	% of Total	Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	1,709,389,603	51.00	-	-	1,709,389,603	25.96
Itaúsa – Investimentos Itaú S.A.	1,295,937,718	38.66	112,882	-	1,296,050,600	19.69
BlackRock (1)	-	-	233,283,398	7.22	233,283,398	3.54
Others	346,413,822	10.34	2,939,466,713	90.99	3,285,880,535	49.93
Subtotal	3,351,741,143	100.00	3,172,862,993	98.21	6,524,604,136	99.12
Treasury stock	3,074	0.00	57,700,333	1.79	57,703,407	0.88
Total	3,351,744,217	100.00	3,230,563,326	100.00	6,582,307,543	100.00

(1) Share ownership information provided by stockholder.

Date: 03/31/2017

Ownership Structure

The following chart is an overview of the ownership structure of the Itaú Unibanco group as of March 31, 2017, which includes our controlling shareholders and some of our main subsidiaries:

Ownership Structure

Moreira Salles Family
E.S.A. Family
Free Float (1)
62.02% Common Shares
16.93% Non-voting Shares
34.16% Total
37.98% Common Shares
83.07% Non-voting Shares
65.84% Total
100.00% Total
Companhia E. Johnston de Participações
Itaúsa
50.00% Common Shares
66.53% Total
50.00% Common Shares
33.47% Total
IUPAR Itaú Unibanco Participações S.A.
Free Float (1)
51.00% Common Shares
25.96% Total
38.66% Common Shares
19.40% Total
9.48% Common Shares
99.53% Non-voting Shares
53.27% Total
Itaú Unibanco Holding S.A.
LATAM
Helm Bank (Panamá) S.A.
PANAMA
100.00% Total
Banco CorpBanca Colombia S.A.
COLOMBIA
66.28% Total
35.71% Total
Itaú CorpBanca
CHILE
100.00% Total
Banco Itaú Uruguay S.A.
URUGUAY
100.00% Total
Itaú BBA Colômbia S.A.
COLOMBIA
100.00% Total
Banco Itaú Paraguay S.A.
PARAGUAY
100.00% Total
Banco Itaú Argentina S.A.
ARGENTINA
100.00% Total
Itaú Unibanco S.A.
100.00% Total
Banco Itaú BBA S.A.
100.00% Total
Banco Itaucard S.A.
100.00% Total
Itaú Corretora de Valores S.A.
100.00% Total
Banco Itaú (Suisse) S.A.
SWITZERLAND
100.00% Total
Itau BBA International plc
UNITED KINGDOM
100.00% Total
Banco Itaú International
MIAMI-USA
100.00% Total
Cia. Itaú de Capitalização
100.00% Total
Itaú Seguros S.A.
100.00% Total
Itaú Vida e Previdência S.A.
100.00% Total
Banco Itaú Consignado S.A.
100.00% Total
Redecard S.A.
98.00% Total
Recovery do Brasil Consultoria S.A.
100.00% Total
Dibens Leasing S.A. Arrend. Mercantil
86.81% Total
Investimentos Bemge S.A.

(1) Excludes shares held in treasury and by our controlling shareholders.

Please refer to section Performance, item Consolidated financial statements (IFRS), Note 2.4 a I – Summary of main accounting practices for further information about our subsidiaries.

IUPAR stockholders’ agreement

Itaúsa and Cia. E. Johnston have a stockholders’ agreement that governs their relationship as controlling stockholders of IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/IUPARingles.pdf, for further details. The main terms and conditions of the agreement are described below.

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

The IUPAR stockholders’ agreement is effective for a 20-year period from January 27, 2009, and may be automatically extended for successive 10-year periods, except if otherwise indicated.

Transfer of control and increase of interest in the share capital

Subject to the provisions of the IUPAR stockholders’ agreement, our Bylaws do not contain any provision that is intended to delay, defer or prevent a change in our shareholding control or that would operate only with respect to a merger, acquisition or corporate restructuring of our Company or its subsidiaries. However, according to Brazilian regulation all such transactions must be carried out in accordance with procedures established by CMN and be previously approved by the Central Bank.

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

Distribution channels

We provide integrated financial services and products to our clients through a variety of distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage. Our portfolio of corporate products suitable for large companies is managed by our wholesale banking segment. Our distribution network is divided into (i) standard channels: branches, Customer Site Branches -CBSs (banking service centers located at certain corporate clients), Automatic Teller Machines, ATMs, and telephones; and (ii) digital channels: internet, mobile and SMS banking. The volume of banking transactions carried out through internet and mobile channels has grown significantly in recent years.

Standard channels (branches, CSBs and ATMs)

Our branch network serves as a distribution network for all of the products and services we offer to our clients. As of December 31, 2016 our standard branch network reached 3,653 branches. We have 45 branches in Brazil, especially refurbished for shopping malls, with a new visual identity and service proposal. The spaces present a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, these branches are open from 12 p.m. to 8 p.m. Furthermore, we have reached 135 digital branches as of December 2016, which aligns with our Digital Channels strategy.

Similarly, we also implemented changes in service hours for certain branches located in commercial hubs, which now open at 8 a.m. or 9 a.m. and close at 6 p.m. or 8 p.m. This initiative was designed to adapt our services to the routines of our clients. The range of services provided at CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate client and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail clients while servicing corporate clients and personnel.

ATMs are low-cost alternatives to employee-based services and give us points of service at significantly lower costs than branches. Our clients may conduct almost all account-related transactions through ATMs.

In addition to all our channels for serving clients (branches, CSBs and ATMs), we also have a partnership with “TecBan" ATM network, composed with more than 19,000 ATMs, which provide clients limited services – primarily cash withdrawal services.

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

Digital channels (internet and mobile banking)

In a digital and wireless world, technology is now part of everyday life. With over 73% of all banking transactions in 2016 already taking place in digital channels, we, as a bank, are challenged daily with delivering an increasingly improved multi-channel and end-to-end experience to our customers.

Over 49% of all clients used a digital channel in December 2016. Mobile is the fastest growing channel, rapidly becoming the most relevant one for individuals. With respect to small and middle-market companies, desktop internet still remains the most used channel. In face of these challenges, we have continuously been transforming our customers digital experience, offering convenience through services and products to our individual and corporate clients, such as money transfers, payments, credit, investments, insurance and others.

Our focus is to provide more and more completion of services in mobile banking (just like the services we provide for internet banking) and keep improving user experience in our digital channels to make them even more intuitive and accessible to our customers.

	Branches(1)			CSBs			ATMs
Standard channels	2016(2)	2015	2014	2016	2015	2014	2016	2015	2014
Brazil	3,780	3,910	3,967	766	824	852	25,079	25,802	27,309
Abroad	531	228	229	26	23	22	1,228	610	607
Argentina	72	72	72	15	17	17	178	178	186
Chile	223	96	99	2	-	-	502	70	70
Colombia	174	-	-	-	-	-	178	-	-
Paraguay	31	32	30	8	5	4	311	307	297
Uruguay	23	23	23	1	1	1	59	55	54
Other	8	5	5	-	-	-	-	-	-
Total in Brazil and abroad	4,311	4,138	4,196	792	847	874	26,307	26,412	27,916

(1)	Since December 31, 2014, total branches include digital branches and business branches, which are considered points of service by the CMN Resolution No. 4,072/2012.

(2)	79.3% of our branches were located in the states of São Paulo, Rio de Janeiro and Minas Gerais in the southeast of Brazil, Paraná in the south of Brazil, and Goiás in the center-west of Brazil.

Our business

Overview

We report the following segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:

The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high-income clients (Itaú Uniclass and Personnalité) and the very small and small companies. Revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú Consignado operations. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees.

The Wholesale Banking segment is responsible for our private banking clients, the activities of Latin America units, our middle-market banking business, and the activities of Itaú BBA, which is the unit in charge of corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments.

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

Please refer to section Performance, item Financial performance, Results, and section Performance, item Complete Financial Statements (IFRS), Note 34 – Segment information, for further information about our segments.

The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing in origination on lower risk segments with increased guarantees. We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing for growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Some details of our loan portfolio and services are presented as follows:

Credit cards and Commercial agreements

Itaú Unibanco is the market leader in Brazilian credit cards. Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 55.0 million account holders and non-account holders (in number of accounts in December 2016).

We are focusing our efforts to continually grow our credit cards portfolio, improve its profitability, manage our asset quality and pursue satisfaction of our clients. Accordingly, our credit card division focuses on the development of new products, the assessment of our partnerships, and the control of the credit quality of our portfolio and on a more efficient cost management. In 2012 we pioneered the launch of an alternative model in Brazil that made credit cheaper for our consumers by developing Itaucard 2.0, a similar model to the one used in the U.S. and European countries. Since its launch, we have issued more than 6.6 million cards under Itaucard 2.0.

In May 2016, we signed a partnership with Netshoes to develop the NCARD Itaucard, which is offered 100% digitally through the partner website. The sale process for the card was developed in partnership with Netshoes with instant customer evaluation technology and segmented product offering. In addition to a 100% digital experience with instant evaluation of card proposals, the process allows approved customers to immediately make their purchases on the site without having to wait for the plastic card, enabling them to take advantage of the benefits and discounts provided to cardholders.

In July 2016, we entered into an agreement with Multiplus, one of the largest companies in the rewards and loyalty programs, for the launch of a co-branded credit card, with the proposal being the best option for accumulating market points. In addition to the benefits offered by Multiplus, cardholders will also be able to use the traditional advantages of the Itaucard platform, such as payment of half the value of movie tickets, theater, shows and discounts at partner establishments.

Itaucard has made innovations in the way it interacts with its Facebook followers by using more informal language, even using references to classic “memes”.

The Itaucard application has transformed the customer experience by constantly bringing new functionalities, such as the Virtual Card, that simplifies and offers more security for online shopping. Timeline is another feature of this application, which generates a virtual card for each purchase on the internet, in which purchases and transactions can be viewed in real time.

With regard to customer service, we provide an application that can be used by our customers 24 hours a day. By December 2016 we had more than 5.7 million downloads of this application.

In 2016, maintaining the indicators of default and risk was a challenge for our credit card area in face of all the deterioration of the Brazilian economy and the high level of unemployment in Brazil. We managed to evolve the default indicator above 90 days from 8.08% in December 2015 to 6.95% in December 2016. We adopted stricter criteria to collect from our clients impacted by the crisis. To continue to grow our portfolio, we also focused on maintaining partnerships with our high-income customers and retailers.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with a 37.1% market share in the period from January to December 2016.	The Brazilian credit card market is highly competitive, growing on average 10.0% from January to December over the last four years, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços, or ABECS).

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

To expand this business and complement our strategy, on July 9, 2012 we entered into an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans originated by that financial institution. Banco Itaú BMG Consignado, the entity used for purposes of this joint venture, began operations in December 2012 and is present throughout the Brazilian territory. This association was designed with the purpose of diversifying our loan portfolio, complementing our payroll loan strategy, and improving the risk profile of our portfolio of loans to individuals. Banco Itaú BMG Consignado also enables us to expand our business in the payroll loan sector in line with our values and transparency principles, following best management practices and policies.

Please refer to section Our profile, 2016 highlights, item Mergers, acquisitions and partnerships, Acquisition of Itaú BMG Consignado shares for further information.

In December 2016, after obtaining the required regulatory authorizations and meeting conditions precedent, we completed the acquisition of the total equity investment held by Banco BMG in Banco Itaú BMG Consignado. This investment corresponds to 40% of the capital of Banco Itaú BMG Consignado, meaning that we are now the holders of 100% of this institution’s total capital. This acquisition assured we kept the leadership among private banks in this segment.

Also, our strategy of higher growth in the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) beneficiaries sector, combined with certain credit policies we adopted, allowed our portfolio evolution to be followed by a decrease in delinquency levels.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Payroll Loans	In December 2016, we obtained a market share of 15.5% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Vehicle financing

As of December 31, 2016, our portfolio of vehicle financing to individuals amounted to R$15.4 billion, a 23.1 % decrease from the same period of the previous year. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 68.1% on December 31, 2016, following a downward trend since the previous year, when the loan to value ratio reached 70.8% as of December 31, 2015. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

From January to December 2016, the average term of vehicle financing was 40 months, and half of the transactions were carried out with terms of up to 36 months.

We developed a series of new products and services that were launched in the market in 2016. Some of these products are:

Digital Platform – direct channel for origination, service and formalization of payments, bringing more agility and autonomy to the more than 10,000 participating stores and associated car dealers.

Customer Risk based pricing - an innovative solution in the Brazilian market that takes into account a customer’s credit risk profile, as well as transaction data (term, entry and year of the vehicle) to offer lower interest rates to customers with low default risk.

Icarros - As one of the pillars of Itaú Unibanco’s digitization strategy for searching for, selecting and financing the acquisition of new and used vehicles, iCarros, which has more than 15 million page views per month, has invested in process intelligence and automation to make customer experience even more complete and convenient. The portal uses new technology for credit simulation and pre-analysis, including presenting risk-adjusted financing rates to the customer. Currently 15% of our vehicle financing is initiated through this portal.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	In December 2016, we reached a market share of 10.3% in terms of loans to individuals among banks, positioning us as fourth in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brasil) S.A, Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Real estate financing and mortgages

Our mortgage business is dedicated to:

•	creating loyalty – the relationships established in this sector are typically long-term;

•	contributing to the social and financial development of our clients; and

•	being aligned with our strategy of investing in lower risk portfolios.

We have been leaders in mortgage loans to individuals among Brazilian private banks from 2008 to 2016, which reflects our focus on this business aligned with our strategy of migrating to lower risk portfolios.

We offer products through our network of branches and brokers, as well as through our partnership with RE/MAX and our joint venture with LPS Brasil Consultoria de Imóveis S.A. (Lopes), called “Credipronto”. These two long-term agreements provide us with exclusive real estate financing origination at a greater number of locations throughout Brazil.

One competitive advantage we have is the speed of our credit approval process and in the formalization of the relevant loan documentation. As of December 31, 2016 the average time between finalizing a financing and our receipt of the requisite documentation was 10 workdays, which we believe is a significantly shorter time period than those of our competitors.

The number of mortgages we provided directly to individuals in 2016 was 27.3 thousand, for an aggregate value of R$8.2 billion in the period, compared to R$ 10.5 billion in 2015. The average Loan to Value (LTV) ratio of the portfolio in 2016 was 41.8%, compared to 43.7% in 2015. In commercial loans, we financed 8.1 thousand new real estate units during 2016, for an aggregate value of R$ 1.4 billion.

Since 2007, real estate and mortgage transactions in the Brazilian market have been carried out mainly through a system of mortgage liens (alienação fiduciária), pursuant to which the buyer becomes the owner of the property after all payments have been made, making it easier for the bank (lender) to recover the property in case of default. This system resulted in lower legal and credit risks compared to other types of guarantees.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December, 2016 we were the leaders in new loans to individuals among Brazilian private banks, with 41.9% market share and, second place in terms of new loans to individuals, among all Brazilian banks, with 22.8% market share.	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and, is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ABECIP.

Microcredit

Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers solicit new and existing clients, offering loans (coupled with free loan-protection microinsurance), point of sale, or POS machines. Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. Our microcredit activities are split into two levels:

▪	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any granting of loans requires the presence of a trained microcredit loan officer; and

▪	2nd Tier Lending: loans to micro-entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

Our investment in microcredit consolidates our strategy to act as an agent of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population.

Consortia

A consortium is a self-financing system created in Brazil with a view to fostering savings for the purchase of vehicles and other assets, such as real estate. Pursuant to consortium agreements, participants are pooled according to the specific asset they elect to purchase (such as a vehicle of a particular manufacturer and model), which will be paid for in installments.

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

Since consortia do not charge interest rates, our revenues come mainly from the administration fee charged to clients. Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 2016, we reached the following results:

•	395.5 thousand in active contracts, decreasing 4.7% compared to December 2015;

•	R$10.7 billion in balance of installments receivables, decreasing 8.9% compared to December 2015; and

•	R$675.0 million in administration fees from January to December 2016, decreasing 1.3% compared to the same period of 2015.

The following table shows the market position and information about competitors for the business listed below:

Product/Serqvice	Market Position	Additional Information and Main Competitors
Consortia Services Fees	In the period from January to December, 2016, we had a market share of 8.4% in total consortia services fees. Considering only banks, we are the second largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Adm. Consortia and BB Consortia.

Source: Central Bank.

Merchant acquirer

Rede (formerly Redecard) is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of POS terminals, check verification through POS terminals, and the capturing and transmission of transactions using coupons, and loyalty programs.

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

We are continuously investing in merchant loyalty by focusing on retail and offering a wide product portfolio and innovative merchant acquirer and banking solutions. In September 2016, we launched Smart Rede, a new generation of smart terminals with an innovative design and an App Store that enables merchants to choose and download solutions that assist in controlling and managing businesses. By November 2016, we made Control Rede available to merchants, a reconciliation solution that facilitates financial control of the merchant’s receivables.

In order to make banking as simple as possible for our clients, in 2016, we also developed Rede Pay, our digital wallet solution, which brings to our online merchants the chance to increase their sales by accessing thousands of customers in a simple and safe way and Preço Único (One Price), a solution that simplifies billing for the merchants by charging a single fee that includes merchant discount rate and equipment rental (POS).

In 2016, we received R$ 387 billion in transactions with respect to credit and debit cards, an increase of 1.1% compared to 2015. As of December 31, 2016, Rede was present in almost all municipalities in Brazil having electric power and telecommunications networks and had 1.5 million installed POS terminals throughout Brazil. The following table sets forth the financial volume of transactions and the amount of transactions of credit and debit cards processed by us in 2016, 2015 and 2014:

	(In billions of R$)			(In billions)
	Financial Volume			Transactions
	2016	2015	2014	2016	2015	2014
Credit cards	252	250	232	2.0	2.0	1.9
Debit cards	135	133	126	2.0	2.0	2.0
Total	387	383	358	4.0	4.0	3.9

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Merchant Acquirer	In the period from January to December, 2016 we reached a market share of 34.6% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet) and Banco Bankpar S.A. (American Express).

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

Other insurance activities encompass extended warranty, health insurance, our stake in IRB – Brasil Resseguros S.A. and other operations.

In May 2016, we were granted the “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer – excellence in services to clients) Award, promoted by Consumidor Moderno magazine and CIP, the Standard Intelligence Center, in the Banks and Insurance, Pension Plan and Capitalization categories. This award is granted as a recognition by the client relationship sector in Brazil.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Considering our 30% ownership interest in Porto Seguro S.A., we reached 9.9% of share in total insurance market based on earned premiums, from January to December, 2016, positioning us as the fourth largest insurance provider in Brazil. Considering only our insurance core activities, our market share in these specific markets reached 12.6% in the same period.

The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large ommercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A.

Although there is a great concentration of Brazilian banks, this market is still dispersed, especially with players acting in specific niches. As of December 2016 this industry consisted of approximately 154 insurance companies of various sizes, including 39 conglomerates and 47 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

Source: SUSEP – Superintendência de Seguros Privados. Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Domestic Credit – Individuals. Health Insurance and VGBL - Redeemable Life Insurance products are not included.

Private pension plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments.

The contributions reached R$23.4 billion from January to December 2016, mainly due to the increase in our VGBL product, and technical provisions, which increased 20.4% from January to December, totaling R$148.7 billion on December 31, 2016.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Pension plans	In December 2016, our balance of provisions represented 22.8% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: FENAPREVI (Balance of provisions - Pension Plans for Individuals and Companies).

Premium bonds (títulos de capitalização, or capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2016, we distributed R$58.3 million in raffle prizes for 2,361 clients.

We currently market our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. Revenues from capitalization plans increased 4.8% in 2016 compared to 2015.

Focusing on corporate responsibility principles, since August 2014 we have maintained a partnership with Instituto Ayrton Senna, a non-profit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank’s premium bonds, is provided to Instituto Ayrton Senna’s education projects.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December, 2016, we had a market share of 13.8% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Retail Banking

We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segregated according to customer profiles, which allows us to be closer and understand our customer’s needs, enabling us to better offer the most suitable products to meet their demands.

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our client service structure is targeted to offer the best solutions for each client profile. We classify our retail clients as individuals with a monthly income up to R$4,000.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and below R$10,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, special telephone service and higher credit limits and a large team of dedicated relationship managers.

Our retail network is focused on building long term relationships with our clients.

The following table shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité)	In December 2016, we reached a market share of 11.7% based on total outstanding loan balance in reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itaú Personnalité, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 275 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country, as well as through services by internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 7 a.m. to midnight on business days.

Itaú Empresas (very small and small companies)

To meet the needs of our corporate customers, we offer customized solutions and detailed advice on all products and services for:

•	microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 3,617 bank branches and 2,257 relationship managers on December 31, 2016; and

•	small businesses: customer base consisting of companies with annual revenues between R$ 1.2 million and R$ 30 million, served by 361 offices and 1,747 relationship managers on December 31, 2016.

The Brazilian Financial and Capital Markets Association (ANBIMA) certifies all of our relationship managers, who are trained to offer the best banking solution to each client. Our customers rely on our ability to provide products, terms and rates tailored to their needs.

Our strategy is to capture market opportunities, meeting the needs of the companies we serve and of their owners, particularly with respect to cash flow management, credit facilities, investments, and banking.

As it was the case in 2015, improving our credit portfolio and reducing the volume of non-performing loans remained our goal in 2016. During this period, we improved processes, credit policies and tools, and we intensified our collection and credit recovery efforts.

Focusing on our customers’ needs, we have launched a brand-new mobile application, offering greater ease, speed and convenience to our customers in their day-to-day interaction with the bank. We have expanded the acquiring services we offer to our clients though Rede, and increased the number of customers who have purchased our “Flex” offer, which allows merchants to receive credit card sales within two business days. We have also improved our ability to attract qualified customers with product offerings and services suitable to their needs.

Finally, we have continued our efforts to digitalize products and services, as well as develop the tools used by our sales and relationship teams. In 2017, we expect to capture the benefits of such investments, as measured by increased business productivity and greater proximity to our customers.

Public sector

Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the Executive, Legislative and Judicial branches).

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. In December 2016, we had 5,330 public sector clients and 12 offices in Brazil.

Wholesale Banking

Wholesale Banking is the segment responsible for banking operations of large companies (those with annual revenues over R$300 million) and middle-market companies (those with annual revenues from R$30 million to R$300 million) and investment banking services. It offers a wide range of products and services to the largest economic groups of Brazil.

Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.

One of the most important features of our Wholesale Bank is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.

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

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors

Investment Banking	In the period from January to December 2016, Itaú BBA ranked first in mergers and acquisitions(1). From January to December 2016, we ranked second in origination and in distribution in debt capital markets transactions(2).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) Dealogic. (2) ANBIMA ranking in terms of volume

Itaú Private Bank

With a full global wealth management platform, we are the market leaders in Brazil with a market share exceeding 27% and one of the main players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provide comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternatives from third-party providers.

Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following Itaú Private Bank initiatives:

•	being the leading private bank in terms of client satisfaction;

•	adding value to client and stockholders with a complete offering and long-term proactive advisory services;

•	continuing to invest in our international platforms to enhance Brazilian clients’ experience and expand our operations in Latin America;

•	increased operational efficiency of our platform through continuous investments in our IT platforms; and

•	maintaining a focus on risk management and regulatory considerations.

We were recognized by the main publications of the global private bank market:

Private Wealth Management/The Banker

• Best Private Bank in Latin America (2016)

• Best Private Bank in Brazil (2016)

Private Banker International

• Outstanding Private Bank - Latin America (2016)

• Most Effective Investment Service Offering (2016)

Euromoney

• Best Private Banking Services Overall in Brazil (2016)

Global Finance

• Best Private Bank in Emerging Markets for 2017

• Best Private Bank in Brazil for 2017

Itaú Asset Management

Itaú Asset Management is responsible for managing client’s assets. With almost 60 years of experience in managing resources and 270 professionals, it has positioned itself as a leading asset manager in Brazil, and one of the leading institutions of its kind in Latin America, with assets under management of over R$527.0 billion, in December 2016 according to ANBIMA.

Furthermore, Itaú Asset Management has one of the biggest research teams in Latin America, which is composed of professionals focused on specific industries and investment strategies. The consistent investment in market research allows us to analyze investment opportunities in detail, under multiple perspectives. We offer a range of customized products and solutions, tailored to the uniqueness of each client segment, considering different investment objectives and risk profiles. We have a committed risk management team that is responsible for the support of the operation.

In July 2016, Itaú Asset Management received from Valor Investe the “Top Gestão 2016” award prepared by Standard & Poor´s as the best manager of hedge funds with three 5 star funds. In December 2016, Itaú Asset Management was elected for the eighth time, being the fourth consecutive time the Best Manager of Funds by Exame magazine, and was the winner in eight out of nine categories of the award.

Kinea, an alternative investments management company of Itaú Unibanco, held R$11.5 billion in managed assets at the end of 2016.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	In December 2016, we had a market share of 15.1% in terms of assets under management, positioning us as the third asset management in Brazil.

According to ANBIMA, the asset management industry in Brazil held assets totaling R$ 3,480 billion as of December 2016, with ompetition concentrated among large and well-established retail banks.

Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: ANBIMA.

Securities Services

Itaú Securities Services business units provide:

(i) local custody and fiduciary services;

(ii) international custody services; and

(iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, debentures, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider with specialized professionals and with technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 3,317 clients in 22 countries that reached R$2.6 trillion of assets under service as of December 31, 2016, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	In December 2016, we had a market share of 27.3% based on total assets under local custody, positioning us as the second largest Local Custodian.	According to ANBIMA, the local custdy in Brazil held assets totaling R$4,035 billion as of December 2016. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.

International Custody	Our market share in December 2016 was 14.1% in terms of total assets under international custody, positioning us as the third largest International Custodian.

Based on ANBIMA, the international custody srvice in Brazil totaled R$1,235 billion of assets as of December 2016.

Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.

Corporate Solutions

In December 2016, we had a leading position as agent and registrar provider to 217 companies listed on BM&FBovespa, which represents 62.2% of companies listed on that exchange.

Moreover,  we  were  leader  as transfer agent with 416 debentures offerings in the Brazilian market, representing 46.7% of the debentures market in Brazil.

Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

Source: Itaú Unibanco Holding, ANBIMA and BM&FBovespa.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services in BM&FBovespa since 1965. We provide retail brokerage services in Brazil to over 130 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$40 billion in trading volume in 2016. The brokerage services are also provided to international clients through our broker-dealer in New York.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services (1)	Ranked fourth in Retail Brokerage Services by trading volume in December 2016.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A. and BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários
Cash Equities (1)	Ranked sixth in Cash Equities by trading volume in the period between January and December 2016.	Main competitors: UBS Brasil Corretora, XP Investimentos, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.
Futures and Derivatives (1)	Ranked sixth in Derivatives and Futures by number of traded contracts in the period between January and December 2016.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., ICAP do Brasil Corretora de Títulos e Valores Mobiliários Ltda. and Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Títulos e Valores Mobiliários Ltda.
Research (2)	Ranked first Research House in Latin America.	Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Source: (1) CBLCnet, (2) Institutional Investor magazine.

Our International Business

Itaú Unibanco Holding’s Global Footprint

Latin America

Latin America is a priority in our international expansion strategy due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay, with a principal focus on commercial banking and, with the recent merger between Banco Itaú Chile and CorpBanca, which strengthened our presence in Colombia and Panama, we further expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office.

As of December 31, 2016 we had a network of 549 branches and client service branches (CSBs) in Latin America (excluding-Brazil). In Paraguay, we had 50 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2016, we also had 35 points of service through OCA S.A., our credit card operator in Uruguay. Please refer to section Our profile, item Distribution channels, for further details about our distribution network in Latin America.

Banco Itaú Argentina

We have operated since 1979 in Argentina, where we began with a focus on large companies with business ties to Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

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

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, we had a market share of 2.2% in terms of total outstanding loan balance in Argentine pesos, positioning us as the thirteenth largest private bank in Argentina.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.

Source: Central Bank of Argentina.

Itaú CorpBanca

In 2015, the last pending regulatory approval required for the merger of Itaú Chile with and into CorpBanca was granted by the Superintendency of Banks and Financial Institutions, or SBIF (Superintendencia de Bancos e Instituciones Financieras), in Chile. This completed the set of regulatory approvals we required to consummate the merger in Brazil, Chile, Colombia and Panama.

The merger was consummated on April 1, 2016 and, we acquired control of the resulting bank (Itaú CorpBanca). Since the second quarter of 2016, Itaú CorpBanca’s financial results are consolidated with our results. We expect the technological and operational integration of the banks to be completed at the end of 2017 and synergies to become more evident in 2018.

In October 2016, we acquired from Corp Group 10.9 billion additional shares of Itaú CorpBanca for approximately R$288.1 million, pursuant to the terms of the shareholders’ agreement we entered into on the merger date. As a result, our interest in Itaú CorpBanca increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, the agreement which sets out the terms and conditions of the merger was amended to reflect, among other things, changes to the terms of the transaction relating to operations in Colombia. Please refer to section Our profile, item 2016 highlights, Mergers, acquisitions and partnerships, Itaú CorpBanca.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region. We now rank fourth, from a previous seventh place, among the largest private banks in Chile in terms of loans and we have entered the financial retail market in Colombia through Banco CorpBanca Colombia S.A., the fifth largest bank in terms of loans, which will also operate under the Itaú brand. We now also operate in Panama.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, our market share was 13.1% based on total outstanding loan balance in Chilean pesos, positioning us as the fourth largest private bank in Chile.	Our main competitors are Banco Santander-Chile S.A., Banco de Chile S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.

Source: Superintendency of Banks and Financial Institutions.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. Banco Itaú Paraguay’s main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. We hold the leading position among banks in Paraguay in terms of results and deposits (data provided by the Central Bank of Paraguay, December 2016).

Banco Itaú Paraguay was the regional winner in the World’s Best Emerging Markets Banks in the Latin America 2016 category, according to Global Finance magazine. It also won in the “Best Bank in Paraguay” category of the Euromoney Awards for Excellence 2016.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, we had a market share of 14.8% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.

Source: Central Bank of Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s Central Bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

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

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2016, we had a market share of 20.5% based on total outstanding loan balance in Uruguayan pesos, positioning us as the third largest private bank in Uruguay.	Our main competitors are Banco Santander S.A, Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.

Source: Central Bank of Uruguay.

Peru

In Peru, we have a representative office and we are considering to increase our activities in the corporate and investment banking segments.

Mexico

As part of a restructuring process of our activities in Latin America, the sale of our broker business in Mexico was approved by the local regulatory agency and completed on October 01, 2016. We will continue our presence in Mexico with an office dedicated to equity research with respect to Mexican issuers.

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

• Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Switzerland, offering specialized financial products and services to high net worth Latin American clients.

Other international operations

To support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, offshore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. These services are offered mainly through our branches in the Bahamas, New York and the Cayman Islands, as well as through our other international operations.

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

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, Santiago, London and Hong Kong. We provide extensive research coverage of over 207 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams both act in offerings and trading of Brazilian and Latin American securities to institutional investors.

Competitive strengths

We believe the following strengths provide us with significant competitive advantages and distinguish us from our competitors.

Premier banking brand in Brazil

We believe that our brands are very strong and very well recognized in Brazil and that they have been associated with quality, reliability, and with our large portfolio of products, which help us maintain a low client turnover rate, especially among clients in the high-income segment. In 2016, we reinforced our positioning as a digital bank combining innovative technology with our vision of making people’s daily lives easier through increasingly simpler financial transactions. Also in 2016, our brand was elected by consulting firm Interbrand as “the most valuable brand” in Brazil for the 13th consecutive time. Please refer to section Our profile, item Brand for further information.

Large branch network in geographic areas with high economic activities

Our Brazilian branch network, while national in scope, is strategically concentrated in the southeast region of Brazil, which is the most developed and industrialized region in Brazil. Our branch network in other Latin American countries (Argentina, Chile, Colombia, Paraguay, Panama, Peru and Uruguay) is also positioned in regions with high levels of economic activity. Having our branch network in key economic areas gives us a strong presence and a competitive advantage to offer our services to a broad range of clients and benefit from selective market opportunities. Our exclusive ATM network allows us to offer a wide range of products and services to our clients, which we see as one of our competitive strengths.

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

Diversified line of products and services

We are a multi-service bank offering a diverse line of products and services designed to address the needs of various types of clients, including corporate clients, very small and small companies, retail clients, high-income individuals, private bank clients, non-accountholders and credit card users. We believe that this business model creates opportunities to improve our relationship with clients and thereby increases our market share and our fee-based income. We expect to maintain our leading presence by capturing a solid and increasing number of transactions across various business segments.

Technology and electronic distribution channels as drivers for sales

Our intensive use of technology and electronic distribution channels, which has contributed significantly to an increase in sales of products and services, is one of our most important competitive advantages. We invest in technology because we believe that it is how we will be able to improve the environment for our employees and clients. We focus our efforts on the development of platforms and services that use the best technology, with the purpose of streamlining and making easier the lives of everybody who relate with the bank, with a focus on mobility and convenience.

Our technology supports certain remote banking capabilities (such as call centers, mobile applications and internet banking) and offers clients the ability to buy services, verify statements and perform transactions online or over the telephone. In addition, our sales teams can access client credit scores with ease and credit proposals can be sent over the internet by any broker registered with our systems.

Through our digital branches we expanded our client relationship model offering personalized customer services from 7 a.m. to midnight, from Monday through Friday allowing our clients to manage their accounts remotely, simplifying their lives and making us more efficient. In December 2016, we had 135 digital branches, compared to 94 in 2015, an increase that is a result of good acceptance from our users. We are also investing in other digital means of communication such as Itaú Pagcontas, Itaú Tokpag, Itaucard and Itaú Empresas applications. In 2016, we developed Itaú Abreconta, an app which offers to clients the possibility to open new bank accounts from their mobile phones. Additionally, in 2015, we concluded our new data center built in the State of São Paulo, which is one of the largest in Latin America, had its construction concluded as planned and the configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring high performance and availability of our operations.

Please refer to section Our profile, item Distribution channels, for further information about Personnalité Digital and other digital channels.

Technological entrepreneurship

By improving and simplifying our client’s experience, applying technology to new business models and working with agility, startups have been challenging traditional industries to review their way of working. Technology companies have also started to offer financial services, impacting the banking sector. To reinvent itself and lead this transformation, Itaú created Cubo in partnership with Redpoint to connect itself with the technological entrepreneurship universe and, consequently, find opportunities to generate competitive advantage and evolve as a digital bank.

Cubo is a non-profit organization that promotes transformation to technological entrepreneurship through a variety of initiatives. In addition to offering a co-working space for digital startups, the resident startups can count on the support mentors who are specialized in a wide range of topics and on a platform of events that includes workshops, speeches, among others, aimed at entrepreneurs and others.

By the end of 2016, Cubo had 54 resident startups that have already generated more than 650 jobs. Every day, Cubo receives investors, students, entrepreneurs and executives from big companies that come to learn about the ecosystem. Between 2015 and 2016, the startups under Cubo have received around R$ 104 million in investments from companies that believe in their business models. Employees of Itaú have already taken part in activities such as workshops, corporate events and lectures at Cubo, including employees from the international units.

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

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. As of December 31, 2016, there were 138 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,454 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2016, these banks accounted for 37.8% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As of December 31, 2016, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 43.2% of the banking system’s total assets.

The following table sets out the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

Position	Banks by total assets(1)	Control Type	As of December 31,
			2016	% of Total
			(In billions of R$)	(%)
1st	Banco do Brasil S.A.(2)	state-owned	1,436.8	17.4
2nd	Itaú Unibanco Holding S.A.	privately-owned	1,331.8	16.2
3rd	Caixa Econômica Federal	state-owned	1,256.2	15.2
4th	Banco Bradesco S.A.(3)	privately-owned	1,081.4	13.1
5th	Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	state-owned	867.6	10.5
6th	Banco Santander Brasil S.A.	privately-owned	705.1	8.6
7th	Banco Safra S.A.	privately-owned	148.4	1.8
8th	Banco BTG Pactual S.A.	privately-owned	132.0	1.6
9th	Banco Citibank S.A.	privately-owned	72.0	0.9
10th	Banco do Estado do Rio Grande do Sul S.A. (Banrisul)	state-owned	68.2	0.8
n.a.	Others	n.a.	1,139.9	13.8
	Total		8,239.4	100.0

(1) Based on banking services, except insurance and pension funds.

(2) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil’s shareholding stake and excludes these 50.0% of National Financial System.

(3) Includes the consolidation of HSBC Bank Brasil S.A.

Source: Central Bank (IF.data).

Our shares

	SYMBOL		CORPORATE
GOVERNANCE
STOCK EXCHANGE	Common Share	Preferred Share	LEVEL

Securities, Commodities and Futures Exchange (BM&FBOVESPA)	ITUB3	ITUB4	Level 1

New York Stock Exchange (NYSE)	-	ITUB (1)	Level 2

(1) American Depositary Shares, or ADSs.

Common shares entitle the holder to one vote at our general stockholders’ meetings. The voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares.

Preferred shares are nonvoting but entitle the holder to:

• priority to receive mandatory dividends, in the amount of R$0.022 per share, non-cumulative with minimum dividend; and

• tag-along rights in the event of sale of a controlling stake, assuring a price equal to 80% of the amount paid for the controlling stockholders’ common shares.

Brazilian Corporate Law provides that preferred stockholders may vote when the company does not pay fixed or minimum dividends to which they are entitled for the period established in the company’s Bylaws, which may never exceed three consecutive fiscal years. The preferred stockholders maintain such right until the payment is made if these dividends are noncumulative or until cumulative dividends are paid.

The creation of a new class of shares with priority over preferred shares, as well as any change in preference or in rights associated with preferred shares, must be approved by at least 50% of common shares and also approved by stockholders representing the majority of preferred shares in a special general meeting. Please refer to section Our governance, item Management structure, Annual General Stockholders’ Meeting, for further information about the procedures for calling general and special stockholders meetings.

The following table sets forth the high and low market closing prices for the preferred shares for the periods indicated:

	Per Preferred Share (ITUB4)(1)		Per ADS (ITUB)(1)
Preferred share price	High	Low	High	Low
	(In R$)	(In R$)	(In US$)	(In US$)
2017	41.68	33.53	13.52	10.70
January	38.25	33.53	12.15	10.70
February	41.68	37.51	13.52	11.96
March	40.26	37.77	12.88	12.07
April (through April 18, 2017)	38.78	37.12	12.49	11.78
2016	38.40	20.97	11.98	4.99
First quarter	30.18	20.97	8.31	4.99
Second quarter	30.65	25.44	8.76	7.28
Third quarter	33.71	27.88	10.51	8.38
Fourth quarter	38.40	31.01	11.98	9.12
2015	32.34	23.46	11.18	5.75
First quarter	30.49	27.07	11.18	8.59
Second quarter	32.34	27.11	10.98	8.64
Third quarter	28.95	23.46	9.26	5.75
Fourth quarter	27.05	23.64	7.38	5.90
2014	34.08	21.98	15.14	8.98
2013	26.00	20.14	13.00	8.78
2012	26.36	18.48	14.86	8.94

Source: Economatica System.

(1) Historical prices are adjusted by corporate actions, such as 10% share bonus of Itaú Unibanco.

The following graph shows the evolution of R$100 invested from December 29, 2006 to December 28, 2016, comparing our preferred share (ITUB4) price, with and without reinvestment of dividends, to the performance of Ibovespa and CDI.

Information for the Investor

Adoption of Cumulative Voting

Under Brazilian Corporate Law and CVM’s regulation, stockholders that represent at least 5% of share capital with voting rights may demand a cumulative voting process up to 48 hours before a general stockholders’ meeting. Each share will be entitled to as many votes as the members of the board being elected, and the stockholder has the right to concentrate votes in one candidate or distribute them among several candidates. The presiding officer must inform the stockholders in advance about the number of votes required for the election of each member of the Board of Directors.

Whenever the election of the Board of Directors is held under the cumulative vote process and the common or preferred stockholders exercise their right of electing one director, the controlling stockholder will have the right to elect directors in the same number as those elected by the other stockholders plus one, regardless of the number of directors that, according to our Bylaws, compose the board.

Additionally, as our Bylaws do not provide for staggered terms, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a cumulative voting process, the removal from office of any of our directors by our stockholders, at a stockholders’ meeting will result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of directors, Brazilian Corporate Law provides that despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

Preemptive right, capital increase and payment for subscribed shares

Each stockholder has the preemptive right to subscribe for shares in any capital increase, in proportion to his equity interest, except in specific cases, in compliance with Brazilian Corporate Law.

Our Bylaws authorize the Board of Directors to increase our share capital up to a limit of 8,784,600,000 shares, of which 4,392,300,000 must be common shares and 4,392,300,000 must be preferred shares (authorized capital). Up to the limit of our authorized capital, the issuance of our shares may be made without considering our stockholders preemptive rights if (i) made for the sale on a stock exchange; (ii) by a public subscription; and (iii) exchange for our shares in a public offering for the acquisition of our control. Regardless of this provision, all increases in our share capital must be ratified by our stockholders and approved by the Central Bank.

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

Common and preferred shares should be reimbursed upon cancellation of their registration at their value, calculated based on the criteria set forth under Brazilian Corporate Law. If the resolution that gave rise to withdrawal rights was approved more than 60 days after the date when the last balance sheet was approved, the stockholder may demand that his shares be redeemed at a value based on a new balance sheet, dated up to 60 days after the date of the general meeting.

In the United States

Our preferred shares have been traded on the NYSE in the form of ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legal requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002.

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

Please refer to section Attachments, item Considerations for ADS holders for further information.

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADSs to the depositary:

Event	Fees
Issuance (1) or cancellation for the purpose of withdrawal (2) of ADSs	US$5.00 (or less) per 100 ADSs (or portion thereof) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADSs.

Any cash distribution	US$0.02 (or less) per ADS (or portion thereof).

Depositary services	US$0.02 (or less) per ADS (or portion thereof) per calendar year (in addition to cash distribution fee of US$0.02 per ADS during the year).

(1) Including issuances resulting from a distribution of preferred shares or rights or other property, substitution of underlying shares and transferring, splitting or grouping of receipts.

(2) Including if the deposit agreement terminates.

In addition, set below are other fees and expenses payable by holders of ADSs:

•	registration fees: registration of transfers of preferred shares on our preferred share register to or from the name of the depositary or its agent when the holder deposit or withdraws preferred shares.

•	distribution of securities by the depositary to ADS holders fee: equivalent to the fee that would be payable if securities distributed to the holder thereof had been preferred shares and the shares had been deposited for issuance of ADSs.

•	foreign currency conversion expenses: expenses of the depositary in converting foreign currency to U.S. dollars.

•	depositary expenses: cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement).

Moreover, taxes and other governmental charges which the depositary or the custodian has to pay on any ADR or preferred share underlying an ADS (for example, stock transfer taxes, stamp duty or withholding taxes) would be payable by holders of ADSs. Any other charges incurred by the depositary or its agents for servicing the deposited securities are not currently assessed in the Brazilian market.

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

In 2016, we received from the depositary US$21.9 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

In Argentina

Until December 2016, we issued Argentine Certificates of Deposits (CEDEARs) on the Buenos Aires Stock Exchange (BCBA), which represent shares of foreign companies traded in Argentina. In 2017, we requested the Comisión Nacional de Valores (CNV) the suspention of the trading of our deposits certificates and cancellation of our CEDEARs program. On March 10, 2017 we obtained such authorization from the regulator.

Stockholders’ payment

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

The amount paid to stockholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such cases, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. Please refer to section Attachments, item Considerations for ADS holders, Taxation for ADS holders, for further details.

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

Currently, we pay dividends and interest on capital equivalent to or higher than the mandatory dividends, but this may not continue to happen if our stockholders decide that such distribution is not advisable in view of our financial condition. In this case, if our Fiscal Council is constituted, it must issue an opinion about that decision, and management must present a report to CVM detailing the reasons for the suspension of the dividend payment. Profits not distributed due to a suspension of the dividend payment must be allocated to a special reserve and, if it is not absorbed by losses in subsequent years, it must be paid as dividends as soon as our financial position so permits.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 21b, and section Our risk Management, item Regulatory environment, Implementation of Basel III in Brazil.

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

Please refer to section Our profile, item 2016 highlights, Corporate events, Payment of dividends, 10% Share Bonus of Itaú Unibanco and please refer to Performance, item Complete Financial Statements (IFRS), Note 21 – Stockholders’ equity, for further information about dividends, share bonus and shares outstanding.

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

CONTACTS
Shares Program
Bookkeeping service	Itaú Corretora de Valores S.A.
Phone	3003 9285 (capitals and metropolitan areas) or 0800 720 9285 (further areas) (Brazilian callers) or +55 11 3003 9285 (Non-Brazilian callers)
E-mail	investfone@itau-unibanco.com.br
Site	www.itaucorretora.com.br
Specialized branches address	www.itaucustodia.com.br/agencia_enderecos.htm

ADS Program
Depositary bank	The Bank of New York Mellon
Phone	1 888 BNY ADRS (1 888 269 2377) (U.S. callers) or
+1 201 680 6825 (Non-U.S. callers)
E-mail	shrrelations@cpushareownerservices.com
Site	www.bnymellon.com/shareowner

Investor Relations	Itaú Unibanco Holding S.A.
Phone	+55 11 2794 3547
E-mail	investor.relations@itau-unibanco.com.br
Site	www.itau.com.br/investor-relations

2017 CORPORATE CALENDAR
Annual General Stockholders’ Meeting	April 19, 2017
Earnings Release – First Quarter, 2017	May 3, 2017
Earnings Release – Second Quarter, 2017	August 1, 2017
Earnings Release – Third Quarter, 2017	October 31, 2017

Our commitment to best practices in corporate governance is directly related to our focus on stockholders and investors, transparency and accountability. We are particularly focused on platforms for communication with these groups and are continuously investing to upgrade channels and the quality of our services.

In 2016, to encourage our communications with and further strengthen our relationship with our stockholders, capital markets investors and analysts, we disclosed the organization’s results, strategies and perspectives in 16 public meetings that drew approximately 2.2 thousand attendees in several cities. The meetings were held in partnership with the Association of Capital Markets Investment Analysts and Investment Professionals (APIMEC - Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais). We also took part in 30 conferences and seven road shows in Brazil and abroad.

We held four quarterly conference calls during 2016, in each case on the day after each quarterly earnings release. The calls are conducted in Portuguese and afterwards in English and may be accessed by telephone or on the internet.

Our corporate information is posted on our Investor Relations website (www.itau.com.br/relacoes-com-investidores). In addition, our bank was the first Brazilian bank to have an IR profile on Twitter (@itauunibanco_ri) and a Facebook (facebook.com/itauunibancori) page.

Credit ratings

We subscribe to independent credit rating agency reviews by Fitch Ratings, Moody’s and Standard&Poor’s (S&P). These ratings assess our credit worthiness and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance, in addition to government and/or group support.

Credit Ratings(1)

As of December 31, 2016	Fitch Ratings	Standard&Poor’s	Moody’s
Itaú Unibanco Holding S.A.
Short Term	B	B	NP
Long Term	BB+	BB	(P) Ba3(2)
Outlook	Negative	Negative	Stable

Itaú Unibanco S.A.
Short Term	B	B	NP
Long Term	BB+	BB	(P) Ba2(3)
Outlook	Negative	Negative	Stable

Itau BBA International plc(4)
Short Term	-	-	P-2
Long Term	-	-	A3
Outlook	-	-	Stable

(1)	International Scale Foreign Currency Ratings.

(2)	Refers to Itaú Unibanco Holding S.A. Senior Unsecured Debt Rating. Moody’s does not assess Deposit Ratings for Itaú Unibanco Holding.

(3)	Refers to Itaú Unibanco S.A. Senior Unsecured Debt Rating. Itaú Unibanco S.A. Long Term Deposit Rating is Ba3.

(4)	Itau BBA International plc is not rated by Fitch Ratings or Standard & Poor’s.

In mid-February 2016, Standard & Poor’s downgraded Brazil’s ratings. As a result, the rating agency also announced reviews of the ratings of 44 Brazilian financial services institutions, including Itaú Unibanco and Itaú Unibanco Holding, which were also downgraded.

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

Following Fitch’s downgrade of Brazil’s sovereign rating from BB + to BB, with a negative outlook, on May 5, 2016, Fitch announced on May 11, 2016 that it had downgraded ratings assigned to 22 Brazilian financial institutions, including Itaú Unibanco and Itaú Unibanco Holding, which had their ratings revised to BB+ from BBB-. According to Fitch, the ratings of Itaú Unibanco and Itaú Unibanco Holding remain one notch above Brazil’s sovereign rating, due to their very strong credit profile.

In May 2016, Moody’s recalibrated the Brazilian national rating scale. As a result, Moody’s repositioned the national scale ratings of 28 Brazilian financial institutions, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A., which had their national scale ratings upgraded from Aa2.br to Aa1.br and from A2.br to A1.br, respectively, as a result of such repositioning.

On August 5, 2016, Moody’s assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3 (with a negative outlook). In assigning the ratings, Moody’s recognized the strength of Itau BBA International plc’s strong macro profile, low level of asset risk, strong capital and liquidity.

On September 1, 2016, Fitch reaffirmed the global scale long-term foreign and local currency ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. at BB+ (with a negative outlook). The rating agency has emphasized that the bank has a comfortable liquidity position due to low-cost funding sources through our extensive branch network.

On October 10, 2016, Standard & Poor’s reaffirmed the global scale long-term foreign and local currency ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. at BB (with a negative outlook). The rating agency also highlighted the bank’s level of capitalization.

In March, 2017, Moody’s upgraded from negative to stable the outlook of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A. , aligned to the sovereign outlook review. Also in March 2017, Fitch reaffirmed the global scale long-term foreign and local currency ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. at BB+ (with a negative outlook). The rating agency has emphasized that the bank has a strong liquidity, a good capitalization, a consistent profitability and comfortable levels of asset quality.

Our governance

Our practices

The adoption of good corporate governance practices adds value to a company, facilitates its access to capital and contributes to its longevity. Therefore, we have adopted corporate governance practices aligned with best practices adopted in the Brazilian and foreign markets. Furthermore, we comply with the corporate governance rules issued by the Central Bank and the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários). We seek constant development of our management policies and mechanisms so as to ensure excellence in our practices and sustainable growth for our company. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ENGLISHpolitica_gc.pdf for our governance principles and practices we adopt.

In line with such principles, we voluntarily comply with the Code of Self-Regulation and Good Practices for Publicly Held Companies of the Brazilian Association of Publicly Held Companies (Associação Brasileira de Companhias Abertas, or ABRASCA), which was based on the best corporate governance practices in effect in Brazil and abroad. Our governance practices have been recognized and, as a result, we have been named to BM&FBovespa´s Corporate Sustainability Index (ISE - Índice de Sustentabilidade Empresarial) and to the Dow Jones Sustainability Index. On the latter, we were recognized as one of the top-scoring companies in the banking industry, qualified for inclusion in the 2017 Sustainability Yearbook and received the Bronze Class distinction for our sustainability performance.

In December 2016, for the third consecutive semester, we were selected for inclusion in the portfolio of the Euronext Vigeo – Emerging 70 Sustainability Index. The index is comprised of 70 companies, selected among over 850 companies listed in developing countries that showed the best performance in corporate responsibility, according to the ratings assigned by Vigeo. Inclusion in Euronext Vigeo – Emerging 70 reflects our long-term commitment to ethical business behavior, compliance with the law, corporate governance, and social, cultural and environmental responsibility. Please refer to section Our profile, item 2016 highlights for further information about our awards and recognition.

Since 2002, in line with our commitment to strengthen our position in the Brazilian capital markets, we have made a number of presentations in the regional offices of the Association of Capital Markets Investment Analysts and Investment Professionals (APIMEC - Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais, or APIMEC). Beginning in 1996, we have also made presentations in the United States and Europe with respect to our governance practices. In these presentations, we have the opportunity to provide the financial community with details on our performance, strategies to add value, future perspectives and other important issues.

Our Code of Ethics was updated in August 2016 and applies to all of our employees, directors and officers. Our Code of Ethics is based on principles that support a corporate culture focused on valuing people, on strict compliance with rules and regulations and on a permanent pursuit of development. Please refer to http://www.itau.com.br/_arquivosestaticos/RI/pdf/en/codigo_de_etica_ingles.pdf?title= Itaú Unibanco's Code of Ethics for our Code of Ethics.

Additionally, we have adopted the Policy of Material Information Disclosure, which deals with the public disclosure of material information pursuant to CVM regulation. We also have adopted a Policy on Trading of Securities, which restricts the trading of securities during certain periods and requires the disclosure of all transactions carried out by the management with our securities, as permitted by CVM regulation. These policies can be found in: https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Politica_de_Divulgacao_(FOR)_INGLES.pdf?title=Corporate Policy and Procedure Disclosure of Material Information https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/IHF-Politica_de_Negociacao_(FOR)_INGLES.pdf?title=Policy for Trading Itaú Unibanco Holding S.A. Securities.

Over the course of our history, as part of our corporate governance initiatives, we have made several decisions regarding the improvement of the disclosure of our information and the protection of minority stockholders rights. For example, we are listed as a publicly held company on BM&FBovespa and, in 2001, we were one of the first companies to voluntarily adhere to Corporate Governance Level 1 of the BM&FBovespa. In 2002, we listed our Level 2 ADSs on NYSE, complying with both SEC’s rules and other U.S. legal requirements, such as the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002.

Public sector

In order to ensure the work of our managers and employees on an ethical and transparent basis, as well as to prevent and fight frauds and illicit acts in the relationship with the public sector, we adopt policies to clearly determine how to carry on the relationship, as well as processes and rules that determine what is allowed and what is not allowed, providing for a proper risk management.

In 2016, it is worth mentioning the launch of the ‘Relationship Policy with Public Agents and Hiring of Public Administration Bodies and Companies’, aiming at guiding governmental relations in Itaú Unibanco Conglomerate, which is construed as the institutional interests of the bank and of the financial system in general, on an organized and transparent basis with public agents. In addition to the rules established for the allowed and expected employees conduct in the relationship with any public agents, the policy also includes rules for the execution of agreements with public administration bodies and companies.

Furthermore, we revisited the Integrity and Ethics and the Bribery Prevention Corporate Policies, and the Code of Ethics, which state rules to avoid conflicts of interests in processes regarding donations and sponsorships, gifts, and in relationships with clients, suppliers and partners, both in the public and private sectors, and which also establish guidelines and processes to prevent and fight corruption, such as training, communications, consultation and whistleblowing channels.

These policies are available at https://www.itau.com.br/investor-relations/corporate-governance/rules-and-policies

Management structure

Our management is structured so as to ensure that matters are extensively discussed and decisions are made on a collective basis. The chart and text below present our management bodies, their main functions and the management members that compose them.

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

In addition to the requirements of Brazilian Corporate Law, we also publish notices in two different languages (Portuguese and English) on our website and e-mail our subscribed investors and stockholders, as well as through CVM, BM&FBovespa , SEC and NYSE.

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

Since 2012, we made available an “Online Meeting” tool. This tool is an electronic voting platform that provides stockholders with more accessibility, allowing them to exercise their voting rights in advance, from any place. In September 2016, we voluntarily made available the Remote Voting Form, an electronic document by which stockholders can convey their voting instructions directly to the Company or through service providers. According to CVM Ruling No. 561/2015, we are obligated to provide the Remote Voting Form from 2017 onwards.

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

• in the event the director or a company controlled or managed by the director carries out a transaction with any company of the Itaú Unibanco Group: (a) the transaction must be carried out at arm’s length; (b) if it is not a customary transaction or involves the provision of services, there must be an opinion issued by recognized financial advisors evidencing that the transaction was carried out at arm’s length; and (c) the transaction must be disclosed to and conducted under the supervision of the Related Parties Committee, the Ethics and Ombudsman Superintendence or the channels usually competent in the hierarchy of Itaú Unibanco Group, subject to the rules and conditions set forth in our Related Party Transactions Policy; and

• serving on no more than four boards of directors of companies that do not belong to the same group.

The Board of Directors’ performance is assessed yearly to ensure that board members are aligned with the organization’s values and that they represent the interests of our stockholders.

Our Board of Directors is currently composed of 12 members, nine of whom are non-executive (75%) of which five are independent (41.66%). Our board members meet on a regular basis eight times a year and on a special basis whenever necessary (in practice, on average, once a month).

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

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/InternalCharterof...pdf, for further information.

Committees of the Board of Directors

There are seven committees presented in the management organization chart above, that report directly to the Board of Directors. Committee members are elected by the Board of Directors for a term of one year, and must have proven knowledge in their respective professional fields as well as technical qualification compatible with their responsibilities.

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

All Audit Committee members are independent, pursuant to Brazilian banking regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if such member’s independence is affected by any conflict or potentially conflicting situation. In order to meet the requirements of CMN, the Brazilian Council of Private Insurance (Conselho Nacional de Seguros Privados, or CNSP) as well as those of SEC and NYSE, the Board of Directors has determined that Mr Diego Fresco Gutierrez is an independent financial expert who qualifies as an “Audit Committee Financial Expert” as such term is defined in SEC rules.

The Audit Committee assessments are based on information received from management, external auditors, internal auditors, the units responsible for risk management and internal controls and on the analyses of the Audit Committee’s members resulting from direct observation. After establishing an annual schedule to comply with its duties, the Committee held 191 meetings over 58 days in the period from January to December 2016.

“Throughout 2016, the Committee held 191 meetings over 58 days. This year, in addition to following its regular agenda, the Committee made special efforts to monitor risk management and the performance of the Internal Audit in relation to information security, client relationships, and the integration process of the banks acquired in Chile and Colombia. We deeply regret to inform you of the passing of Sergio Darcy da Silva Alves, whose work on our Committee in the last years was of an invaluable contribution. On December 22, 2016, Rogério P. Calderón Peres took office as a new Committee member.”

Geraldo Travaglia Filho

President of the Audit Committee

Internal Audit

Internal Audit, under the technical supervision of the Audit Committee, provides the Board of Directors and senior management with independent, impartial and timely evaluations of the effectiveness of risk management, the adequacy of controls and compliance with the regulations and rules related to the operations of the conglomerate. Such evaluations occur periodically, with intervals from 12 to 36 months, following a methodology which is designed according to the standards of The Institute of Internal Auditors (IIA).

Internal Auditing requires the functions audited to establish action plans for the deficiencies identified, considering the deadlines which vary according to the risk rating.

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

Fees and services of the principal auditor

The following table presents the total amount charged by PricewaterhouseCoopers Auditores Independentes by category for services rendered in 2016 and 2015:

			(In thousands of R$)
Fees	2016	% Approved by the Audit Committee	2015	% Approved by the Audit Committee

Audit Fees	60,512	100.0	48,133	100.0
Audit-Related Fees	4,755	100.0	3,728	100.0
Tax Fees	453	100.0	423	100.0
All Other Fees	969	100.0	1,175	99.0
Total	66,689		53,459

•	audit fees: corresponds to the audit of our annual financial statements, the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings, issuance of reports required by regulatory bodies and audit of internal control over financial reporting in connection with the Sarbanes-Oxley Act requirements;

•	audit-related fees: corresponds to services provided in connection with the issuance of appraisal reports at book value, assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements, compliance with greenhouse gas emissions controls and policies, due diligence activities, assurance of special purpose reports and previously agreed-upon procedures to review profit share calculation with respect to commercial partnership contracts;

•	tax fees: corresponds to tax consulting and advising on cross-border transactions and review of Brazilian income tax;and

•	other fees: corresponds to training, use of surveys and technical materials, independent review of accounting and tax matters of transactions outside Brazil, independent review of the implementation plan using the COSO 2013 framework, independent review of credit models, consultancy related to internal processes and benchmarking of a middle market transaction, review of credit card debt negociation process controls and advising on the revision of structuring sale of a credit portfolio.

Personnel Committee

The Personnel Committee is responsible for establishing the main guidelines related to personnel. Its duties include establishing guidelines related to talent attraction and retention, recruiting and qualification, and our long term incentive programs.

“Throughout 2016 our journey took us to the consolidation of our corporate culture (“Our Way”), and we have escalated some actions for disseminating and engaging our risk management principles. We started a process to unveil the bank’s purpose, which encompassed the following steps: (1) understanding Itaú Unibanco’s history, its values and peculiarities based on its large history of mergers and acquisitions; (2) mapping its historical and potential heritage for the future; and

(3) designing the conceptual and strategic territory in which the branch will firmly anchor its purpose. We monitored the talent programs, which are aimed to attract talents from the best universities in Brazil and the world by adopting a highly rigorous selection process, and recorded a significant increase in the number of participants. Finally, we addressed significant topics, such as the executive succession planning for many careers in the bank, and diversity as a strategic value.”

Pedro Moreira Salles

Chairman of the Board of Directors and President of the Personnel Committee

Related Parties Committee

The Related Parties Committee is responsible for analyzing transactions between related parties in the circumstances specified by our Related Parties Policy in order to ensure equality and transparency in such transactions. The Committee is composed entirely of independent members.

“Throughout 2016, the Committee acted effectively on the analysis of related party transactions, having always in mind the purpose of ensuring equality among stockholders, investors, and stakeholders, as well as ensuring more transparency to the market. Approximately 30 related-party transactions of diversified types were analyzed, such as those involving real estate, supply, and technology. Another highlight was the creation of an Internal Circular Letter, aimed at improving processes related to the Transactions with Related Parties Policy, by formalizing internal responsibilities and the flows associated with the governance of transactions. Accordingly, we proceed with our commitment to keep Itaú Unibanco Holding in line with the best corporate governance practices.”

Gustavo Jorge Laboissière Loyola

Independent Director and member of the Related Parties Committee

Transactions with related parties

Our Policy for Transactions with Related Parties, or Related Parties Policy, defines the concept of related parties and establishes rules and procedures for transactions among them. It provides that such transactions must be carried out in writing, under market conditions, pursuant to our internal practices (such as the guidelines set forth in our Code of Ethics) and, subject to criteria defined by accounting standards, disclosed in our financial statements. Transactions with related parties, or sets of related transactions, that involve, in the period of one year, amounts higher than R$1.0 million are subject to additional internal governance procedures. Such transactions must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors, and are reported to our Board of Directors on a quarterly basis. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/IHF_Politica_Partes_Relacionadas_ING.pdf for our Related Parties Policy.

CVM Rulling No. 480/2009 requires that transactions with related parties that meet the conditions set forth by Schedule 30-XXXIII of such rule be disclosed within seven business days of their occurrence, in accordance with the terms defined in such rule.

Additionally, Brazilian laws and regulations provide that financial institutions are not allowed to grant loans, advances or guarantees to certain individuals and entities related to them, including:

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

(iv)	legal entities directly or indirectly controlled by the individuals mentioned in items “i” and “ii” above or legal entities in which such individuals directly or indirectly hold more than 10% of the share capital.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 35 – Related Parties, for further details about the related parties we do business with and the main terms of those transactions.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is composed entirely of non executive directors and is responsible for stimulating and overseeing discussions of matters related to our governance. Its duties include analyzing and issuing opinions on situations of potential conflicts of interest between the directors and companies of the Itaú Unibanco Group, periodically reviewing the criteria for nomination of our independent directors, in accordance with governance principles and applicable regulation, giving methodological and procedural support for the assessment of the Board of Directors, individual directors, committees and the chief executive officer, and discussing and making recommendations on the succession of the directors and the chief executive officer. Please refer to section Our governance, item Management structure, for further information about changes in our Board of Officers.

“The agenda of the Nomination and Corporate Governance Committee in 2016 was highly intense, as it addressed several relevant themes for the Company’s good governance, particularly the CEO succession process.

Among other issues also addressed over the year, noteworthy issues are as follows:

•	Discussions and recommendations on nominees to make up the Board of Directors and its Committees;

•	Approving the Management Nomination Policy and defining a fixed 75% minimum percentage of attendance at meetings for members of the Board of Directors and the Committees, which is in line with the best corporate governance practices; and

•	Discussions on the evaluation results for the Board of Directors and its members, as well as for the Chairman and CEO.”

Fábio Colletti Barbosa

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

“In 2016, in addition to exercising its mandate of supervising risk and capital management activities, the Risk and Capital Management Committee committed a significant amount of time to revisiting our risk appetite policy. It improved its approach on governance issues and extended the scope of risks monitored in connection with this appetite, by adding aspects related to operational risk, information security and reputation to the management of risks of credit, market, and liquidity and capitalization level.”

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

“The Strategy Committee held five meetings during 2016, which were intended to address issues on sustainability and adequacy of guidelines to major world trends, on the suitability and its impact on current and future business, and on the profit pool of the financial system, by analyzing the strategy of inserting Itaú Unibanco Holding into the many segments of this market. In addition to these more comprehensive themes, the Committee addressed the several scenarios for both 2017 and the following years, as well as its adequacy to the strategic plan and any possible acquisition of new business. Noteworthy mentioning in 2016 was the purchase of the remaining shares of Itaú BMG Consignado, required for us to hold 100% of its capital, and the purchase of Citibank’s retail business in Brazil, which is pending approval by CADE.”

Nildemar Secches

Independent Director and member of the Strategy Committee

Compensation Committee

The Compensation Committee is composed entirely of non executive members and is responsible for leading discussions of matters related to our management compensation. Its duties include developing the Compensation Policy for our management members, proposing to our Board of Directors different methods of fixed and variable compensation, in addition to benefits and special recruiting and termination programs, discussing, analyzing and overseeing the implementation and operation of our existing compensation models, and discussing the general principles for the compensation of our employees.

“Throughout 2016 the Compensation Committee was dedicated to:

-	defining the overall compensation for the members of the Board of Directors and Executive Board;

-	approving the bank’s overall bonus pool, taking into account a scenario of higher default for the wholesale banking segment;

-	changing the overall calculation model and the bank pool limit for the investment banking and private banking segments, therefore adjusting these segments to the institution’s other areas;

-	complying with the Central Bank’s request to adjust the executive compensation to the market risk, so that it refrains from having financial targets;

-	approving a model for a new area designed for “restructuring loan portfolios”;

-	approving the individual compensation for the Executive Committee members;

-	analyzing the comparative study on executive compensation and market research, with the conclusion that our model is consistent with market levels and our own results; and

-	approving rules for the so-called “good leavers”, that is, Officers who leave our organization to work with the Government, by prompting the termination of the vesting period and making them immediately dispose of their shares, to avoid any conflict of interest.”

Alfredo Egydio Arruda Villela

Member of the Compensation Committee

Digital Advisory Board

The Board of Directors shall constitute a Digital Advisory Board which shall supply the Board with inputs, thus supporting the latter’s reflections on customer experience as impacted by the evolution of technology and world trends.

Annual evaluation of the Board of Directors and Board Committees

To assess the performance of our management and in order to comply with best corporate governance practices, we annually carry out an evaluation of our Board of Directors, its members and its Chairman, as well as the Board committees. Decisions regarding whether to propose the reelection of Board members to the Annual General Stockholders Meeting and of the members of the Board committees to the Board take into account both (i) positive performance results and high attendance at meetings during the previous term and (ii) the level of independence and industry experience.

Evaluation process

The evaluation process consists of the following stages: self-evaluation of the members of the Board, cross-evaluation of the members of the Board (Board members evaluate each other), evaluation of the Board itself by its members, evaluation of the Chairman by Board members and evaluation of the Board committees by their members.

The evaluation process is structured taking into consideration the specific responsibilities of the Board, its members, its Chairman, and each of the Board’s committees. Therefore, we aim at a high level of expertise.

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

Methodological support and independent evaluation

The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. The Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board.

Besides such support by the Nomination and Corporate Governance Committee, an independent person is responsible for carrying out the evaluation process itself.

International Advisory Board

The International Advisory Board is responsible for evaluating the prospects for the world economy and the adoption by us of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payments systems and prevention of money laundering, in order to contribute towards strengthening our presence in the international financial community and to provide guidelines for the Board of Directors. The International Advisory Board is comprised of the following individuals, some of whom are not members of our Board of Directors or employees of the Itaú Unibanco Group: Pedro Sampaio Malan, Alessandro Profumo, André Lara Rezende, Andres Velasco, Angel Corcóstegui, Pascal Lamy, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal and Vikram Pandit.

Fiscal Council

The Fiscal Council is an independent body composed of three to five members elected annually by our stockholders to supervise the activities of our management, to examine our financial statements for the year ended and to issue an opinion on such financial statements, among other duties established by Brazilian law. The fiscal council must operate independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally mandatory, we have had a Fiscal Council established and functioning continuously since 2000.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Rules_Fiscal_Council.pdf, for each committee rules.

Board of Officers

Our Board of Officers is elected annually by the Board of Directors and its role is to implement the guidelines proposed by our Board of Directors. The officers manage our daily business activities, ensuring the best allocation and management of our funds to accomplish our established goals. The structure of our Board of Officers takes into account the segmentation of our businesses, which demands in-depth knowledge in different areas, skills and business sectors given our organization’s complexity.

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

As announced on November 9, 2016, structural changes were made to the management of Itaú Unibanco Holding. The chart below presents our Board of Officers, made up of two General Managers and three Vice Presidents:

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

Our Board of Directors was elected and reelected on April 27, 2016 at our annual stockholders’ meeting. Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissiere Loyola, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected as members of our Board of Directors, each for a term of one year.

On the same date, José Galló was also elected as member of the Board of Directors. Henri Penchas was not reelected, having reached the age limit provided in our Bylaws.

Directors Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, and Pedro Luiz Bodin de Moraes have been deemed by us to be independent members of the Board of Directors.

With respect to our Fiscal Committee, Iran Siqueira Lima was reelected as an effective member, with José Caruso Cruz Henriques also being reelected as his alternate. Alkimar Ribeiro Moura was elected as an effective member, with João Costa also being reelected as his alternate. Current alternate Carlos Roberto de Albuquerque Sá was elected an effective member, with Eduardo Azevedo do Valle being elected on the same date as his alternate.

At the Meeting of the Board of Directors of April 28, 2016, the members of our Board of Officers were reelected for a term of office of one year. At the same meeting Atilio Luiz Magila Albiero Júnior, Fernando Barçante Tostes Malta, Gilberto Frussa and Sergio Mychkis Goldstein were elected officers. The members of the Audit Committee were also reelected for a term of office of one year with the exception of Luiz Alberto Fiore. On the same date, Ricardo Baldin was elected to the Audit Committee; however, he did not continue as a member of the Audit Committee on account of having accepted an invitation to join the Executive Board of the Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the Brazilian Development Bank).

On May 3, 2016, we announced that Professor Iran Siqueira Lima, President of our Fiscal Council, reelected at the Annual General Meeting of April 27, 2016, had passed away on April 29. In light of this, José Caruso Cruz Henriques, elected as alternate member of our Fiscal Council on April 27, 2016, assumed the position as an effective member for a term of office, which shall terminate on the date of the Annual General Meeting for 2017. The position of alternate member held by Mr. José Caruso remains vacant until our next General Meeting is held.

In addition, the current members of our Audit, Strategy, Risk and Capital Management, Nomination and Governance, Personnel, Compensation and Related Parties Committees were reelected for a term of one year.

On June 7, 2016, the Central Bank approved the election and reelection (as applicable) of the members of our Board of Directors, Fiscal Council and Audit Committee.

On November 24, 2016, at the Board of Directors Meeting, Rogério Paulo Calderón was elected to the position of member of the Audit Committee and, on December 22, 2016, the Central Bank approved this election.

On December 9, 2016, at the Board of Directors Meeting, André Sapoznik and Caio Ibrahim David were elected to the position of Vice President of the Board of Officers. At the same meeting, Vice President Eduardo Mazzili de Vassimon was reassigned to the position of General Director.

On the same date, it was recorded that the General Directors will have the following specific duties:

• Candido Botelho Bracher is the Deputy CEO, responsible for supporting the CEO in his activities. This role will be performed on a temporary basis until Candido takes office as CEO, the position for which he will be elected after the next Ordinary General Stockholders’ Meeting;

• Eduardo Mazzilli de Vassimon is responsible for structuring the services and establishing internal and operational rules related to the departments of wholesale and relationship with medium-sized and large companies, including banking services, investment banking, asset and wealth management services, international business and institutional treasury;

• Márcio de Andrade Schettini is responsible for structuring services and establishing internal and operational rules related to the Retail Bank, to client relationships and offer of products and services to our client base, including individuals and companies, comprised in all retail segmentation levels, and to the insurance, pension plan, and premium bonds departments; and

• Marco Ambrogio Crespi Bonomi is responsible for supporting the process of transfer of his activities to Márcio de Andrade Schettini and this job will be performed on a temporary basis until he takes office as member of the Board of Directors, the position for which he will be appointed at the next Ordinary General Stockholders’ Meeting.

In the same way as the Vice Presidents, André Sapoznik is responsible for coordinating and organizing the technical and operational infrastructure that is necessary for the Company’s business and Caio Ibrahim David is responsible for the control and risk management department, the finance segment and the controllership department.

The elections of the members were approved by the Central Bank on January 5, 2017.

The composition of the statutory bodies as of December 31, 2016 is as follows:

Members Name (age), position		Member since	Audit Committee	Personnel Committee	Related Parties Committee	Nomination and Corporate Governance Committee	Risk and Capital Management Committee	Strategy Committee	Compensation Committee(1)	International Advisory Council(2)
Board of Directors (3) (12 members)
	Pedro Moreira Salles (57), Chairman	08/2009
	Alfredo Egydio Arruda Villela Filho (47), Vice Chairman	03/2003
	Roberto Egydio Setubal (62), Vice Chairman	03/2003
	Alfredo Egydio Setubal (58), Member	06/2007
	Candido Botelho Bracher (58), Member	02/2009
	Demosthenes Madureira de Pinho Neto (56), Member	05/2012
	Fábio Colletti Barbosa (62), Independent Member	07/2015
	Gustavo Jorge Laboissière Loyola (64), Independent Member	07/2006
	José Galló (65), Independent Member	04/2016
	Nildemar Secches (68), Independent Member	05/2012
	Pedro Luiz Bodin de Moraes (60), Independent Member	02/2009
	Ricardo Villela Marino (42), Member	06/2008

Board of Officers (24 members)
	Roberto Egydio Setubal (62), Chief Executive Officer	11/1995
	Candido Botelho Bracher (58), General Manager	08/2005
	Márcio de Andrade Schettini (52), General Manager	07/2015
	Marco Ambrogio Crespi Bonomi (60), General Manager	07/2015
	Eduardo Mazzilli de Vassimon (58), General Manager	03/2013
	André Sapoznik (44), Vice President	12/2016
	Caio Ibrahim David (48), Chief Financial Officer and Vice President	12/2016
	Claudia Politanski (46), Vice President	11/2008
	Alexsandro Broedel Lopes (42), Executive Officer	08/2012
	Fernando Barçante Tostes Malta (48), Executive Officer	04/2016
	Leila Cristiane Barboza Braga de Melo (45), Executive Officer	04/2015
	Paulo Sergio Miron (50), Executive Officer	07/2015
	Adriano Cabral Volpini (44), Officer	02/2015
	Álvaro Felipe Rizzi Rodrigues (39), Officer	04/2015
	Atilio Luiz Magila Albiero Junior (39), Officer	04/2016
	Eduardo Hiroyuki Miyaki (44), Officer	08/2011
	Emerson Macedo Bortoloto (39), Officer	11/2011
	Gilberto Frussa (50), Officer	04/2016
	José Virgilio Vita Neto (38), Officer	04/2015
	Marcelo Kopel (52), Officer and Investor Relations Officer	06/2014
	Matias Granata (42), Officer	07/2014
	Rodrigo Luis Rosa Couto (41), Officer	01/2012
	Sergio Mychkis Goldstein (39), Officer	04/2016
	Wagner Bettini Sanches (45), Officer	06/2014

Audit Committee(3) (5 members)
	Antonio Francisco de Lima Neto (51), Independent Member	07/2015
	Diego Fresco Gutierrez (46), Independent Member and Financial Expert	04/2014
	Geraldo Travaglia Filho (65), Independent Member	03/2013
	Maria Helena dos Santos Fernandes de Santana (57), Independent Member	06/2014
	Rogério Paulo Calderón Peres (54), Independent Member	11/2016

Fiscal Council(3) (3 members)
	Alkimar Ribeiro Moura (75), Independent Member	04/2016
	Carlos Roberto de Albuquerque Sá (66), Independent Member	04/2016
	José Caruso Cruz Henriques (69), Independent Member	04/2016

(1)	Includes individuals that are not members of our Board of Directors: Israel Vainboim.
(2)	Includes individuals that are not members of our Board of Directors or employees of the Itaú Unibanco Group: Alessandro Profumo, André Lara Rezende, Andres Velasco, Angel Corcóstegui, Pascal Lamy, Pedro Sampaio Malan, Vikram Pandit.
(3)	Independence criteria for the members of the Board of Directors, Audit Committee and Fiscal Council are diverse, under our policies and applicable regulations in force.

President	Member	Independent Member	also Member of the Board of Directors

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

He has also been Member of the Board of Directors of Totvs S.A. since March 2010; Chairman and Member of the Board of Directors of Companhia E. Johnston de Participações since 2008 and CEO since 2015; Member of the Board of Directors (November 2008 to June 2015) and CEO since June 2015 at IUPAR having previously served as Chairman (November 2008 to April 2012) and Chairman of the Board of Directors of FEBRABAN since march 2017.

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

Alfredo Egydio Arruda Villela Filho (Vice Chairman) has been Vice Chairman of the Board of Directors since March 2003. He has also served as Member of the Board of Directors since April 1997; being Vice Chairman since January 2010; and having been Chairman (April 2009 to January 2010) and Vice Chairman (April 1997 to April 2009) of Itautec S.A.; Member of the Board of Directors (April 2004 to April 2010), being the Board’s Chairman (April 2009 to November 2009) and Vice Chairman (April 2004 to April 2009 and November 2009 to April 2010) of Elekeiroz S.A.; Member of the Board of Directors since 1996, being the Board’s Vice Chairman since 2008 of Duratex S.A.; Member of the Board of Directors since August 1995, serving as Chairman since May 2015 and CEO (September 2009 to May 2015) of Itaúsa.

He has also been Member of the Itaú Unibanco Group serving as Vice Chairman of the Board of Directors of Itaú Unibanco (August 2002 to March 2003).

He has a Bachelor’s degree in Mechanical Engineering from Escola de Engenharia Mauá of Instituto Mauá de Tecnologia (IMT) and Postgraduate degree in Business Administration from Fundação Getulio Vargas (FGV) both in Brazil.

Roberto Egydio Setubal (Vice Chairman) is currently the CEO of Itaú Unibanco Holding S.A. He has overseen the commercial operations of Banco Itaú since 1984 being appointed Chief Executive Officer (April 1994 to March 2015); General Manager (July 1990 to April 1994) and Member of the Board of Directors from May 1991 to March 2003 at Itaú Unibanco S.A. In his career at the Bank, he held several positions in the controlling, products and sales areas.

Since 1995 he is member of the International Monetary Conference and he became President of IMC in June, 2010. From 1997 up to 2000, he was the elected President of FEBRABAN (Federação Brasileira de Bancos). He is also Vice Chairman of the IIF (Institute of International Finance) and of its Steering Committee of Crisis Prevention and Capital Adequacy. In 2000 he became member of the Trilateral Commission. In 2002 he became member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2003 he was appointed to the Board Member of Brazilian Economic & Social Development Council (CDES). In 2010 he became Member of the China Development Forum. He is founding member and President of the Executive Committee of Fundação Itaú Social that has developed various social programs in partnership with UNICEF and other NGOs. He is also a member of the Executive Committee of Instituto Itaú Cultural and member of the Economic and Social Development Council of the Presidency of Brazil (CDES) since November 2016.

He has a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP) in Brazil and a Master’s degree in Science Engineering from Stanford University in the United States.

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

He was Chairman of the Higher Committee for Guidance, Nomination and Ethics since 2009 and Member of the Board of Directors (1999 to 2009) of IBRI. He was Vice President (1994 to August 2003) and President (August 2003 to August 2008), of the National Association of Investment Banks (ANBID) (now Brazilian Financial and Capital Markets Association – ANBIMA).

He has a Bachelor’s and Postgraduate degrees in Business Administration from FGV in Brazil with specialization course at INSEAD (France).

Candido Botelho Bracher (Member) has been Vice Chairman of the Board of Directors (March 2013 to April 2015) and CEO of Banco Itaú BBA S.A. (August 2005 to December 2016). He has been the wholesale General Manager of Itaú Unibanco Holding since April 2015.

He has been Member of the Board of Directors of the São Paulo Stock Exchange – BM&FBovespa S.A. (April 2009 to June 2014); Alternate Member of the Board of Directors (September 1999 to June 2005) and Member of the Board of Directors (June 2005 to

March 2013) of Pão de Açúcar – Cia. Brasileira de Distribuição. He was Vice President of Banco Itaú BBA S.A. (February 2003 to August 2005) where he was responsible for the Commercial, Capital Markets and Human Resources Policies units. He served as Officer at Banco Itaú BBA Creditanstalt S.A. (1988 to 2003).

He has a Bachelor’s degree in Business Administration from FGV in Brazil.

Demosthenes Madureira de Pinho Neto (Member) served as Executive Officer of Itaú Unibanco (November 2008 to January 2012).

He was Vice President at Banco Itaú BBA S.A. (November 2008 to April 2009); Vice President at Unibanco (December 2004 to April 2009); Executive Officer at Unibanco Asset Management (August 2002 to July 2005).

He was Vice President of the National Association of Investment Banks (ANBID) (2000 to 2003); Chief Executive Officer at Dresdner Asset Management (November 1999 to 2002); Director of Foreign Affairs at the Central Bank (1997 to March 1999) and General Monetary and Financial Policy Coordinator for the Ministry of Finance (1993).

He has a Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio) in Brazil and a Ph.D in Economics from the University of California in the United States.

Fábio Colletti Barbosa (Independent Member) was Chairman of the Board of Directors of Banco Santander (Brasil) S.A. (January 2011 to September 2011) and Chairman of the Board of Directors of Banco Santander S.A. (August 2008 to December 2010); Chief Executive Officer of Banco Real S.A. (1998 to 2008).

He was Chairman of Abril Comunicações S.A. (September 2011 to March 2014); Chairman of the Board of Directors of Fundação OSESP since 2012; Member of the Deliberative Council of Insper Institute of Education and Research since 2010; Member of the Board of UN Foundation (United Nations Foundation – USA) since 2011; Member of the Board of Instituto Empreender Endeavor since 2008; Member of the Board of ALMar Participações S.A. since 2013; Member of the Consulting Council of Vox Capital – Investments since 2012 and Member of the Investment Policies Committee of Gavea Investments since September 2015.

He has a Bachelor’s degree in Economics from Faculdade de Economia of FGV in Brazil, and Master in Business Administration from the Institute for Management and Development, Lausanne.

Gustavo Jorge Laboissière Loyola (Independent Member) was Chairman of the Fiscal Council (March 2003 to April 2006) and Chairman of the Audit Committee (September 2008 to April 2014) at Itaú Unibanco Holding. He has been a Partner at Tendências Consultoria Integrada S/S Ltda. since November 2002 and Tendências Conhecimento Assessoria Econômica Ltda. since July 2003. He has also been Managing Partner at Gustavo Loyola Consultoria S/C since February 1998. He served as governor of the Central Bank (November 1992 to March 1993 and June 1995 to August 1997) and as deputy governor for Financial System Regulations and Organization of the National Financial System at the Central Bank (March 1990 to November 1992).

He has a Bachelor’s degree in Economics from Universidade de Brasília (UnB) and a Ph.D in Economics from FGV, both in Brazil.

José Galló (Independent Member) was Member of the Board of Directors since April 2016 and member of the Personnel Committee since June 2016 at Itaú Unibanco Holding.

He has been member of the Board of Directors since 1998, having held the positions of Chairman of the Board of Directors between 1999 and 2005; Chief Executive Officer since March 1999; and Managing Director (September 1991 to March 1999) at Lojas Renner S.A.

He has also been Officer since September 2005 at Renner Administradora de Cartões de Crédito Ltda. and Dromegon Participações Ltda.; Officer since August 2008 at LR Investimentos Ltda.; Officer since December 2015 at Realize Participações S.A.; Officer since March 1987 at Rumos Consultoria Empresarial Ltda.; Member of the Board of Directors between April 2007 and May 2016 at SLC Agrícola S.A.; Member of the Board of Directors since October 2010 at Localiza Rent a Car S.A. and Member of the Board of Directors since July 2004 at IDV - Instituto para Desenvolvimento do Varejo; Member of the Deliberative Council since June 2008 at Instituto Lojas Renner; Vice President since June 2004 at Store Directors Chamber (CDL) of Porto Alegre.

He has a Bachelor´s degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Nildemar Secches (Independent Member) is Vice Chairman of the Board of Directors of Weg S.A. since 1998; Vice Chairman of the Board of Directors of Iochpe-Maxion since 2004; Member of the Board of Directors of Suzano Papel e Celulose since May 2008 and of Ultrapar S.A. since April 2002.

He was CEO of Perdigão S.A. (January 1995 to October 2008); General Corporate Officer of the Iochpe-Maxion Group (1990 to 1994). He served as Director of BNDES (1987 to 1990) and Chairman of the Board of Directors of Brasil Foods - BRF S.A. (April 2007 to April 2013). He served as President of the Association of Chicken Producers and Exporters (2001 to 2003).

He has a Bachelor’s degree in Mechanical Engineering from USP, in São Carlos, a Ph.D in Economics from Universidade Estadual de Campinas (UNICAMP) and a Postgraduate degree in Finance from PUC-Rio, in Brazil.

Pedro Luiz Bodin de Moraes (Independent Member) served as Member of the Board of Directors at Unibanco (July 2003 to December 2008). He was Officer and Partner at Banco Icatu S.A. (1993 to 2002). He has been Partner since 2003 and Officer (2002 to 2003) at Icatu Holding S.A. He served as Monetary Policy Director of the Central Bank (1991 to 1992) and Director of BNDES (1990 to 1991).

He has a Bachelor’s and Master’s degrees in Economics from PUC-Rio in Brazil and Ph.D. in Economics from the Massachusetts Institute of Technology (MIT) in the United States.

Ricardo Villela Marino (Member) has served Itaú Unibanco Group as Vice President of Itaú Unibanco since August 2010. He served as Executive Officer (September 2006 to August 2010), Senior Managing Director (August 2005 to September 2006), Managing Director (December 2004 to August 2005) at Itaú Unibanco. He has served as Alternate Member of the Board of Directors of Itaúsa since April 2011.

He has served as Alternate Member of the Board of Directors of Duratex S.A., Elekeiroz S.A. and Itautec S.A. since April 2009. He was President of the Latin American Federation of Banks (FELABAN) (2008 to 2010).

He has a Bachelor’s degree in Mechanical Engineering from Escola Politécnica at USP in Brazil and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge in the United States.

Board of Officers

The résumés of Mr. Roberto Egydio Setubal (Vice Chairman and Chief Executive Officer) and Mr. Candido Botelho Bracher (Member of the Board) are detailed above, in the Board of Directors item.

Eduardo Mazzilli de Vassimon (General Manager) has held several positions within the Itaú Unibanco Group including Vice President of Itaú Unibanco Holding (April 2015 to December 2016); Vice President of Itaú Unibanco since March 2013 and Member of the Board of Directors (November 2004 to April 2015) and Chief Executive Officer (since December 2016) of Banco Itaú BBA S.A.

He also served as Vice President of Banco Itaú BBA S.A. (November 2004 to December 2008), and was responsible for the international, financial institutions, products, client desk and treasury departments. He has served as General Manager of Itaú Unibanco (1980 to 1990). He has served as member of the Board of Directors at Investimentos Bemge S.A. since February 2013. He worked as Deputy Foreign Exchange Director (1990 to 1991) and as International Unit Director (1992 to 2003) of Banco BBA-Creditanstalt S.A. He has a Bachelor’s degree in Economics from Faculdade de Economia at USP (1980) and in Business Administration from FGV (1980). He also has Master’s degrees from the São Paulo Business Administration School at FGV (1982) and from École dês Hautes Études Commerciales (1982) in France.

Márcio de Andrade Schettini (General Manager) has served the Itaú Unibanco Group as General Manager since April 2015 and Vice President (November 2008 to March 2015) of Itaú Unibanco.

He has served as Vice President (April 2004 to April 2009) at Unibanco.

He has a Bacharelor’s degree in Engineering and a Master’s degree in Business Administration from PUC-Rio, where he also specialized in mathematical models. He also attended the Administration program for Owners and Presidents at Harvard University.

Marco Ambrogio Crespi Bonomi (General Manager) has served Itaú Unibanco Group as a General Manager since April 2015 and Vice President (April 2007 to March 2015); Executive Director (April 2004 to April 2007); Senior Managing Director (October 2000 to April 2004); Managing Director (August 1998 to October 2000) of Itaú Unibanco.

He has served as Executive Director (November 2008 to June 2014) of Unibanco; Vice President (April 2004 to April 2011) of ACREFI – National Association of Credit.

He has a Bacharelor´s degree in Economics from Fundação Armando Alvares Penteado (FAAP) (1978), Executive Financial courses at FGV (1982) and Capital Markets at New York University (1984).

André Sapoznik (Vice President) has held several positions within the Itaú Unibanco Group including Vice President of Itaú Unibanco Holding since December 2016; Executive Officer since December 2011 and Officer from April 2009 to December 2011 at Itaú Unibanco. He joined Unibanco in 1998.

He has a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo and an MBA from Stanford University Graduate School of Business.

Caio Ibrahim David (Vice President and Chief Financial Officer) has held several positions within the Itaú Unibanco Group including Vice President of Itaú Unibanco Holding since December 2016; Executive Officer from June 2010 to April 2015 and member of the Disclosure and Trading Committee since July 2010.

He has also served as Vice President since July 2013; Executive Officer from August 2010 to July 2013 and was responsible for the area of finance at Itaú Unibanco S.A. He joined the Itaú group in 1987 as a trainee, working in the areas of accounting and control of market and liquidity risks.

He is member of the Board of Directors since April 2012 and Executive Vice President from October 2010 to April 2013 at Investimentos Bemge S.A.; Member of the Board of Directors since July 2010 at Dibens Leasing S.A. - Arrendamento Mercantil; Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015 at Itauseg Participações S.A.; Vice Chairman of the Board of Directors from June 2010 to December 2012 and member of the Board of Directors from May 2010 to December 2012 at Redecard S.A.

He has a Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with Postgraduate studies in Economics and Finance (1992 to 1993) from Universidadede São Paulo and a Masters degree in Controllership from Universidade de São Paulo (1994 to 1997) and an MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Claudia Politanski (Vice President) has held several positions within the Itaú Unibanco Group including Vice President since April 2015 at Itaú Unibanco Holding, having been Executive Officer (November 2008 to March 2015); Vice President of Itaú Unibanco since July 2013. She is currently responsible for the Legal, Institutional & People areas and serves as general legal counsel.

She joined Unibanco in 1991 and became Executive Officer (August 2007 to July 2014); Officer (February 2006 to August 2007) and Deputy Officer (July 2003 to February 2006). She was also Executive Officer of Itaú Unibanco (February 2010 to July 2013).

She has a Bachelor’s degree in Law from USP and an MBA from Fundação Dom Cabral, in Minas Gerais, both in Brazil. She also has a Master of Laws (L.L.M.) from the University of Virginia in the United States.

Alexsandro Broedel Lopes (Executive Officer) has served the Itaú Unibanco Group as Finance Executive Officer since March 2015 and Chief Accountant and Controller (May 2012 to March 2015).

He has also been Officer at Investimentos Bemge S.A. since June 2012 and Officer at Dibens Leasing S.A. – Arrendamento Mercantil since August 2012.

He is Member of the Board of Directors of CETIP (since May 2013), IRB Brasil Resseguros (since 2015) and IIRC (International Integrated Report Committee since 2014). He has also been a Member of the Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB) since 2010. His academic activities include a part-time Professorship at Universidade de São Paulo (Accounting and Law Schools) and a visiting appointment at the London School of Economics (LSE).

Previously, he served as Commissioner at the Securities and Exchange Commission of Brazil (2010 to 2012), Member of the Audit Committee of BMF&Bovespa in 2012 and Consultant at Mattos Filho Advogados (2008 to 2009). Alexsandro is a Chartered Management Accountant (FCMA and CGMA), has a Ph.D. in Accounting and Finance from the Manchester Business School (2008) and degrees in both Accounting (BSc) and Law (LLB) at the Universidade de São Paulo.

Fernando Barçante Tostes Malta (Executive Officer) has served the Itaú Unibanco Group as Executive Officer since March 2015 and Operations Area Manager (2008 to March 2015) at Itaú Unibanco.

He served Unibanco – União de Bancos Brasileiros S.A. (1995 to 2008) in charge of managing the Channel, Branch, Institutional Portfolio areas and participated in several projects/initiatives.

He has a Bachelor´s degree in Information Technology from PUC Rio de Janeiro; MBA at Fundação D. Cabral and Advance Course in Bank Management at the Swiss Finance Institute.

Leila Cristiane Barboza Braga de Melo (Executive Officer) has held several positions in the Legal Department of Itaú Unibanco Group including the current position of Executive Officer (since April 2015 at Itaú Unibanco) and Officer (February 2010 to March 2015).

She was Deputy Officer at Unibanco (October 2008 to April 2009). She joined Unibanco in 1997 and was initially responsible for providing legal assistance on banking transactions involving banking, credit card, mortgage and vehicles, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

In 2000 and 2001 she worked in the Project Finance and Securities areas at Debevoise & Plimpton in NY. She is also member of W.I.L.L. – Women in Leadership in Latin America, an organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America.

She has a Bachelor’s degree in Law from USP, and a specialization in Corporate Law with emphasis in Corporate Finance and Capital Markets from Instituto Brasileiro de Mercado de Capitais (IBMEC), and a specialization on the Fundamentals of Business Law from New York University (NYU) (2001).

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

He is Member of the Brazilian Institute of Accountants and speaker at various seminars related to financial instruments and audit.

He has a Bachelor’s degree in Accounting from Universidade São Judas Tadeu and in Economics from Universidade Mackenzie, both in Brazil.

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

He has been Officer since January 2014; Executive Officer (June 2012 to January 2014) at Dibens Leasing S.A.

He has a Bachelor’s degree in Social Communications from FAAP (1991-1995); a Postgraduate degree in Accounting and Financial Administration from FAAP (1998-2000); and an MBA in Finance from IBMEC (2000 to 2002).

Álvaro Felipe Rizzi Rodrigues (Officer) has served as Officer since October 2014 at Itaú Unibanco. Before that, he was our Legal Superintendent (July 2008 to October 2014) and Legal Manager (March 2006 to July 2008). He has been working on the coordination and supervision of the Mergers & Acquisitions Legal Department, the Corporate and Corporate Governance Legal Department, the Corporate Affairs Paralegal Department, the Contracts, Intellectual Property and Third Sector Legal Department, as well as the International Legal Department (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the monitoring and assessment of the main legal issues related to these units).

Before joining Itaú Unibanco, he practiced Corporate and Contracts Law (August 1998 to February 2005) at Tozzini Freire Advogados.

He has a Bachelor’s degree in Law from USP Law School, class of 1999, a specialization diploma in Corporate Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001, and a Master´s degree in Law (LL.M). from Columbia University’s School of Law in New York (2004).

Atilio Luiz Magila Albiero Junior (Officer) has held several positions within the Itaú Unibanco Group including as an Officer since June 2015; Senior Manager – Financial Planning (March 2011 to May 2014), having as his principal activities budget preparation, closing of the results for the month, generation of the P&L for several levels; Senior Planning Manager – Retail (May 2008 to February 2011), his principal activities being budget preparation, capacity models, AGIR for the operational and projects area; Senior Manager for Corporate Products (January 2007 to April 2008), having responsibility for the electronic channels for Corporate Entities and Cash Management; Manager for Corporate Products (May 2002 to December 2006); Company Products Analyst (January 2000 to April 2002); Intern (September 1999 to December 1999) at Itaú Unibanco S.A.

He has an undergraduate course in Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) (1995 to 1999); Lato-Sensu postgraduate course in Business Administration from Fundação Getúlio Vargas – EAESP (2000 to 2002); MBA with Emphasis on Finance from the Massachusetts Institute of Technology (MIT) (2004 to 2006).

Eduardo Hiroyuki Miyaki (Officer) served the Itaú Unibanco Group as Officer at Itaú Unibanco (August 2010 to August 2011).

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

Emerson Macedo Bortoloto (Officer) joined Itaú Unibanco in July 2003, holding positions in the Internal Audit Department. Since November 2008, he has been responsible for evaluating processes related to market, credit and operational risks, in addition to auditing projects and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting. He also worked at Ernst & Young Auditores Independentes (May 2001 to June 2003). He worked at Banco Bandeirantes S.A. (1992 to 2001) and was responsible for performing IT and operational process audits.

He has a Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça and Postgraduate degree in Audit and Consultancy in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, he obtained the CISA certification issued by ISACA. He has an MBA degree in Internal Audit from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI).

Gilberto Frussa (Officer) has held several positions within the Itaú Unibanco Group including as Officer since 2014 at Itaú Unibanco S.A. Between 1989 and 1993 he held the positions of Lawyer and Legal Manager. Since 1993 he holds the position of Legal Manager and Coordinator.

He also served as Officer (June 2006 to February 2016) at Banco Itaú BBA S.A. and is a partner of law firm Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados.

He has a Bachelor’s degree in Law from Universidade de São Paulo in 1989.

José Virgilio Vita Neto (Officer) has served as Officer since October 2011 at Itaú Unibanco.

He joined Unibanco in January 2001, as a lawyer until June 2003, as a member of the legal team in charge of the wholesale banking legal advisory areas and real estate finance. From June 2003 to December 2005, acted as Legal Manager, leading the legal team in charge of the legal advisory services to the wholesale bank and project finance; From January 2006 to March 2011, acted as Legal Manager of retail legal advisory services. Since March 2011, as Legal Officer, he has been leading the legal team responsible for litigation, including labor, tax and civil litigation.

He has a Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master´s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006; and PhD in Civil Law – Contracts from Universidade de São Paulo, in 2007.

Marcelo Kopel (Officer) was an Executive Officer at Redecard S.A. (May 2010 to July 2014) and has been Officer at Itaú Unibanco since July 2014. He also worked as Officer at Banco Credicard S.A. (November 2004 to February 2010), Financial Officer at Banco Citibank S.A. (2006 to 2010) and ING Bank in Brazil (1992 to 1998) and for Latin America (1998 to 2002). At Bank of America he worked as Financial Officer accumulating the position of Operations Officer (2002 to 2003). He has served as Investor Relations Officer at Itaú Unibanco Holding S.A. since February 2015.

He has a degree in Business Administration from FAAP in Brazil.

Matias Granata (Officer) has held several positions within the Itaú Unibanco Group including as Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; and Senior Manager for Operational Risk from March 2009 to October 2010 at Itaú Unibanco.

He also served as Senior Treasury Trader – Proprietary Desk São Paulo (August 2007 to March 2009); Senior Treasury Trader – Proprietary Desk London (August 2004 to August 2007), Treasury Trader – Proprietary Desk, São Paulo (April 2003 to August 2004); Senior Economic Research Economist (May 2002 to April 2003).

He has a Master of Arts – International Economic Policy from the University of Warwick, UK. British Chevening Scholarship (2000-2001); a Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina (1998-2000) and completed a Degree Course in Economics from Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Rodrigo Luís Rosa Couto (Officer) has held several positions within the Itaú Unibanco Group including as Officer since January 2012 and Head of Corporate Risks (February 2008 to December 2011) at Itaú Unibanco Holding and Officer since December 2011 at Itaú Unibanco.

He has served as Officer at Dibens Leasing S.A. – Arrendamento Mercantil since January 2014. He worked as Inspector of the Direct Supervision Department – DESUP at Central Bank (1988 to 2003), Financial Stability Institute of BIS where he carried out an internship during which he participated in the preparation and lectured in a preparation course for bank supervisors of regulatory authorities worldwide (April to June 2003). He served at McKinsey & Company Associate as Consultant Member of the Risk Management Practice and Specialist in Risk and Finance subjects (September 2005 to February 2008).

He has a Bachelor’s degree in Administration, with an emphasis on Finance, from Universidade Federal do Rio Grande do Sul (UFRS) (1997) in Brazil and an MBA with honors from The Wharton School, University of Pennsylvania (2005) in the United States.

Sergio Mychkis Goldstein (Officer) has held several positions within the Itaú Unibanco Group including as an Officer since December 2015 at Itaú Unibanco.

He also served as Officer since December 2015; General Legal Manager for the General Director’s Office for Wholesale (2000 to November 2015), responsible for the Legal Department for Wholesale providing legal services for the following business areas/lines: (i) Investment Banking: coordinating services for fixed income, equity income and M&A operations, as well as structured operations; (ii) Treasury: coordinating services for treasury operations, especially funding for the retail sector, private segment and institutional investors; (iii) Wealth Management Services: coordinating services for Itaú Group’s asset management operations, Private Banking and the activities of custody, administration and management of own and third party funds; (iv) Restricted Lending Funds and On-Lending: coordinating services with respect to the demands of the corporate bank in relation to operations involving restricted resources (rural and mortgage lending) and on-lending operations with Development Bank (BNDES) funds and for lines raised abroad; (v) Debt Restructuring: coordinating services with respect to the demands of the debt restructuring area both for the major corporations area as well as the larger middle-market companies segment, operating essentially in contractual restructurings – with the exception of court enforced restructuring; (vi) Cross-border loans/F/X: coordinating services with respect to the demands for the execution of foreign loans and cross-border lending; (vii) High Volumes: coordinating services with reference to the demands involving bank lending products such as simple working capital loans, buying and selling, assignment and discount operations at Banco Itaú BBA S.A.

He has a Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP) in 2000, and a Master’s degree in Banking and Finance from the Law Faculty, Boston University, Boston (MA) in 2004.

Wagner Bettini Sanches (Officer) has been Officer of the Itaú Unibanco Group and Officer since June 2014 at Itaú Unibanco Holding and Officer since October 2011 at Itaú Unibanco and Officer (November 2012 to June/2014) at Banco Itaú BMG Consignado S.A.

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

He has a Bachelor’s degree in Production Engineering from Escola Politécnica at USP in Brazil; a Post-graduate degree from the University of Michigan; an MBA with high distinction, with an emphasis on Finance and Strategy from the Ross School Business in the United States (2003).

Audit Committee

Antonio Francisco de Lima Neto (Independent Member) served as President (August 2009 to October 2013) at Banco Fibra S.A.

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

He has also served as Member of the Board of Directors (2007 to 2009) at Brasilprev Seguros e Previdência S.A.; Member of the Board of Directors (2006 to 2009) at FEBRABAN Brazilian Federation of Banks; Member of the Board of Directors (2004 to 2005) at BB Seguridade e Participações S.A; Member of the Board of Directors (2003 to 2005) at Brasilsaúde Companhia de Seguros; Member of the Board of Directors (2001 to 2009) at Alliance Insurance Company of Brazil; Member of the Board of Directors (2000 to 2007) at BB Securities Limited Pension Fund.

He is pursuing a Master’s degree in Economics at FGV since January 2014. He has a Course for Advisors from the Brazilian Institute of Corporate Governance (2014); a Postgraduate degree in Marketing from PUC-Rio (2001); Training for Executive MBA from Fundação Dom Cabral (1997). He has a Bachelor’s degree in Economics from Universidade Federal de Pernambuco (UFPE), 1996.

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

He has a Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. He is a Certified Public Accountant CPA registered in the State of Virginia (United States) since 2002 (Registration 27,245) and an Accountant registered with the Regional Council of Accountancy of the State of São Paulo. He has also served in the Brazilian Institute of Corporate Governance as Member of the Commission of Governance in Financial Institutions since 2013.

Geraldo Travaglia Filho (Independent Member) served as Executive Officer of Itaú Unibanco and Itaú Unibanco Holding (November 2008 to April 2009) and Executive Officer at Banco Itaú BBA S.A. (November 2008 to January 2010) and as Financial Executive Officer of Redecard S.A. (May 2009 to April 2010). He served as Vice President at Unibanco (September 2004 to April 2009).

He has a Bachelor’s degree in Business Administration from USP in Brazil and a specialization in Bank Management from The Wharton School of the University of Pennsylvania in the United States.

Maria Helena dos Santos Fernandes de Santana (Independent Member) has served as Member of the Board of Directors and Chairman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. since 2013; Member of the Board of Directors and Coordinator of the Audit Committee at Totvs S.A. since 2013; Member of the Board of Directors of Bolsas y Mercados Españoles – BME since 2016 and Member of the Board of Trustees of the IFRS Foundation since January 2014. She was Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015); Chairperson (July 2007 to July 2012) and Commissioner (July 2006 to July 2007) at CVM; Chairperson of the Executive Committee (2010 to 2012) at the International Organization of Securities Commissions, (IOSCO); Vice President (2004 to 2006) at the Brazilian Institute of Corporate Governance (IBGC - Instituto Brasileiro de Governança Corporativa, or IBGC). Worked for BOVESPA – São Paulo Stock Exchange (now BM&FBovespa S.A.) for 12 years, acting as Head of Listings and Issuer Relations (2000 to June 2006). She was involved, since the beginning, with the creation of the Novo Mercado and the Corporate Governance Listing Tiers, having been in charge of their implementation.

She has a Bachelor’s degree in Economics from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) in Brazil.

Rogério Paulo Calderón Peres (Independent Member) has served as Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014 at Itaú Unibanco Holding and Officer from April 2009 to April 2014 at Itaú Unibanco.

He has also served as CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016 at HSBC Group. He served as Managing Vice-President from June 2012 to April 2013, Chairman of the Board of Directors and CEO from April 2013 to April 2014 at Investimentos Bemge S.A.; Officer from April 2013 to April 2014 at Dibens Leasing S.A. – Arrendamento Mercantil; Executive Officer from 2007 to 2009 at Unibanco – União de Bancos Brasileiros S.A.; Executive Vice President from 2003 to 2006 at Bunge Group – Bunge Brasil S.A.; Member of the Board of Directors at Fosfertil, Ultrafertil and Fertifos; Member of the Audit Committee at Bunge Foundation, Bungeprev and Fosfertil and Active partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products at PricewaterhouseCoopers from 1981 to 2003.

He has a Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (State of Sao Paulo), and in Accounting from Fundação Paulo Eiró (State of São Paulo), and Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business. Executive M.B.A. from the University of Western Ontario, in Canada, Case Studies in consumer and retail companies. Center for Executive Development Faculty at Princeton University, Business Strategy and Organization. Continuing Education Management and Professional Training, Arundel, England. Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at Fundação Getúlio Vargas (State of São Paulo). Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Fiscal Council

Alkimar Ribeiro Moura (Independent Member) has served as Member of the Fiscal Council since April 2016, being its Chairman since August 2016; Member of the Audit Committee (May 2010 to July 2015) at Itaú Unibanco Holding.

He is a retired Economics Professor at Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas – São Paulo; Independent Member of the Supervisory Board (October 2007 to September 2010) at BM&FBovespa S.A.; Member of the Board of Directors at Banco Nossa Caixa S.A. (May 2006 to February 2007); Telemar Participações S.A. (May 2001 to January 2003); Cia. Brasil de Seguros (May 2001 to February 2003); Banco Bandeirantes S.A. (May 1999 to December 2000); President of the Investment Bank (April 2001 to January 2003) and Vice President of Finance and Capital Markets (April 2001 to January 2003) at Banco do Brasil S.A.; Officer of the National Financial System for Norms and Organization (February 1996 to September 1997), Officer of Monetary Policy (February 1994 to February 1996) and Officer of Public Debt and Open Market Operations (January 1987 to January 1988) at Central Bank of Brazil; Officer (March 1988 to March 1993) at Banco Pirelli-Fintec.

He has a Bachelor’s degree in Economics, Universidade Federal de Minas Gerais, Belo Horizonte in 1963, a Master’s degree from the University of California, Berkeley, California in 1966, PhD in Applied Economics from the University of Stanford, California in 1978.

Carlos Roberto de Albuquerque Sá (Independent Member) has served as Member of the Fiscal Council since April 2016; Alternate Member of the Fiscal Council (April 2015 to April 2016) at Itaú Unibanco Holding.

He was Alternate Fiscal Councilor (March 2011 to October 2012) at Marfrig S.A.; Officer (March 2003 to December 2010) at KPMG Auditores Independentes; Risk Officer (March 1999 to December 2002) at Net Serviços de Comunicação S.A.; Finance and Administration Officer (March 1995 to December 1998) at Sobremetal; Finance Officer (March 1991 to December 1994) at Castrol do Brasil Ltda.; Financial Controller (March 1986 to December 1988) at Schlumberger Serviços de Petróleo Ltda. and Financial Manager (March 1979 to December 1981) at Det Norske Veritas.

He graduated in Economics from Universidade Candido Mendes in 1973 and.graduated in Accounting Sciences from Faculdade Moraes Júnior in 1981. He also holds a Postgraduate degree in Finance from Pontifícia Universidade Católica - Rio de Janeiro in 1995.

José Caruso Cruz Henriques (Independent Member) has served as Alternate Member of the Fiscal Council since August 2011, having been made a full Member on May 03, 2016 at Itaú Unibanco Holding.

He has also served as Executive President since 2003 at Corhen Serviços Ltda.

He was Managing Officer (1988 to August 2003) at Itaú Unibanco; Officer (1997 to July 2003) at BFB Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors (December 1994 to September 2003) at Banco Itauleasing S.A.; Officer (March 2000 to April 2003) at Banco Itaucard S.A.; Managing Officer (April 1994 to July 2003) at Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.; Managing Officer (July to October 2000) at Banco Itaú Cartões S.A. and Officer (April 1993 to April 2003) at Itautec Componentes da Amazônia S.A. – Itaucam.

He holds a Bachelor´s degree in Law from Universidade de São Paulo (SP) in 1971 and a Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

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

Accordingly, our Compensation Policy sets forth that of the total aggregate variable compensation paid, at least 50% must be paid in shares or share-based instruments, and at least 50% must be deferred for future payment in a minimum period of three years. If the institution or business unit records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation will be reversed proportionally to the decrease in result (malus).

Our governance structure for the establishment of compensation sets forth clear and transparent processes, and is overseen by the Compensation Committee. Among others, its responsibilities comprise the formulation of our Compensation Policy, which must be submitted to the annual approval of the Board of Directors. Additionally, our Compensation Committee acts as an important liaison with the Central Bank, increasing the accuracy and transparency of information provided to this regulatory body. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/CompensationCommittee.pdf for further information.

We have established a variable compensation plan pursuant to which each beneficiary is assigned annually a base amount for computation of payments. The final payment amount to an individual is calculated by the multiplication of the individual’s base amount and key performance indicators such as the consolidated results of the Itaú Unibanco Group, the results of the business unit to which the individual belongs and the individual’s performance. The performance of directors and senior management is measured by financial and non-financial metrics, with 80% linked to financial metrics and 20% linked to non-financial metrics, on a median basis within Commercial areas. Back-office areas have 25% of their metrics linked to financial results and 75% to non-financial results, also on a median basis. Commercial areas have their objectives mainly set to Managerial Operational Results (similar to net profit), banking products, costs and client satisfaction’s survey results. The objectives for back-office employees are mainly related to client satisfaction’s survey and costs.

We also have an institutional program called Partners Program, comprised of members of management and employees approved by the Personnel Committee as having provided an outstanding performance. The beneficiaries are entitled to use part or their total annual variable compensation to purchase our preferred shares (Own Shares). If they hold the ownership of these own shares for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of our preferred shares (Partners Shares) also for three- and five-year terms. These partners’ shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in own shares. The Partners Program may also consider instruments derived from shares rather than actual shares.

In 2016, we recorded expenses at Itaú Unibanco Group for our management compensation, including long-term incentives plans (except Stock Option Plan) in the amount of approximately R$ 622 million. Our long-term incentive plans take into consideration amounts granted in the past but that are still being recorded. Management compensation also considers contributions to pension plans of approximately R$ 11.8 million and other benefits, such as health and dental care, of approximately R$ 2.8 million. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 35 – Related Parties – (b) Compensation of the Key Management Personnel, for further details.

Brazilian legislation does not require the disclosure of individual compensation of our management, except for the highest and lowest amount received, and it is not necessary to identify those individuals. The Brazilian Institute of Finance Executives of Rio de Janeiro (Instituto Brasileiro de Executivos de Finanças, or IBEF Rio de Janeiro) filed, on behalf of its members, a lawsuit challenging the legality of this disclosure requirement, and an injunction was granted to suspend such requirement. We do not intend to make this disclosure until the matter is finally determined. Please refer to section Our risk management, item Regulatory environment, Compensation of directors and Officers of financial institutions, for further information.

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

Options may only be granted to beneficiaries if there is net income sufficient for the distribution of mandatory dividends. Please refer to section Our profile, item Information for the investor, Stockholders payment, for further information on the payment of dividends. Also, to avoid the dilution of stockholders, the sum of shares to be used for compensation of management and options to be granted each year will not exceed the limit of 0.5% of total shares outstanding at the closing balance sheet date of the same year. In the event the number of shares delivered and options granted is below the 0.5% limit, the difference may be added for purposes of share-based compensation or granting of options in any one of the seven subsequent fiscal years.

In view of the effects related to Article 33 of Law No. 12,973/2014, the amounts granted under the Partners Program and not yet paid, which used to be under our Stock Option Plan, are now recognized as compensation. As a result, on April 29, 2015, our stockholders approved, among other modifications, to exclude from our Stock Option Plan the provisions on the granting of partner options (related to our prior Partners Program), so that the Stock Option Plan will provide only the granting of simple options.

In 2016, no simple options were granted pursuant to our Stock Option Plan. On December 31, 2016, we still had 38,033,506 options to be exercised by the beneficiaries. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 22 – Share-based Payment, I - Stock Options Plan.

Main differences between Brazilian and U.S. corporate governance practices

In the United States, we have listed our ADSs on NYSE as a foreign private issuer and, as a result, NYSE allows us to comply with certain corporate governance requirements established by applicable Brazilian legislation in lieu of those under NYSE’s corporate governance listing standards applicable to U.S. companies with securities listed on NYSE.

Under the NYSE rules, we are required to: (i) have an audit committee or an audit board that meets certain requirements, as discussed below; (ii) provide notice by our chief executive officer to NYSE with respect to any non-compliance by us with any applicable NYSE corporate governance listing standards; (iii) provide NYSE with annual and interim written affirmations of our compliance with NYSE corporate governance listing standards; and (iv) provide a statement of the significant differences between our corporate governance practices and practices required by NYSE to be followed by U.S. listed companies. Except for those requirements, we are permitted to manage our corporate governance in accordance with applicable Brazilian legislation.

The description of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below. Our main rules and policies can be found at www.itau.com.br/investor-relations/corporate-governance/rules-and-policies.

Majority of independent directors

NYSE rules require that the majority of board members be independent. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. However, under NYSE rules, controlled listed companies (whether U.S. or foreign) of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with the majority independence requirement.

Brazilian legislation does not have a similar requirement. Nevertheless, our Board of Directors has five directors considered independent pursuant to the criteria established in our Corporate Governance Policy. For further information on the composition of our Board of Directors, see section Our governance, item Management structure, Our Directors and Executive Officers.

Additionally, Brazilian Corporate Law, the Central Bank and CVM have established rules that address the duties and responsibilities of companies’ officers and directors and their professional qualification, so as to ensure the proper operation of the board.

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

Nomination and Corporate Governance Committee and Compensation Committee

NYSE rules require that listed companies have a nominating or corporate governance committee and also a compensation committee, each entirely comprised of independent directors and governed by a charter on the purposes and responsibilities of such committee. However, under NYSE rules, controlled listed companies (whether U.S. or foreign) of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.

Brazilian legislation does not require us to have a nominating or corporate governance committee. However, we have elected to form a Nomination and Corporate Governance Committee responsible for stimulating and overseeing discussions of matters related to the company’s governance. Currently, one out of five members of our Nomination and Corporate Governance Committee is considered independent under our Corporate Governance Policy. Also, one out of five members of our Compensation Committee is not a director or officer of Itaú Unibanco Holding, as required by Brazilian banking regulation.

CVM rules do not require listed companies to have a compensation committee. Nonetheless, we are required to establish a Compensation Committee pursuant to Brazilian banking regulation. In accordance with such regulation, our Compensation Committee reports to the Board of Directors and members of the Compensation Committee are not required to be independent. However, currently, three out of five members of our Compensation Committee are considered independent under our Corporate Governance Policy.

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

The applicable Brazilian banking rules regulate independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, pursuant to the independence criteria of such rules. Our Audit Committee, formed on April 28, 2004, meets applicable Brazilian legal requirements, is elected annually by the Board of Directors and is composed of professionals with proven technical qualification compatible with the responsibilities of this committee.

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

In line with applicable Brazilian legislation, hiring independent auditors is the responsibility of the Board of Directors, whereas the recommendation for hiring and removing independent auditors is the responsibility of the Audit Committee. Thus, our Board of Directors acts in lieu of the Audit Committee, as permitted by Rule 10A-3(c)(3)(v) under the Exchange Act, for the purpose of hiring our independent auditors.

Stockholders’ approval of management members’ compensation and stock option plans

NYSE rules require that stockholders have the opportunity to vote on all share-based compensation plans and significant changes thereto, including significant increases in the number of shares available to the plan, with a few exceptions. Brazilian legislation sets forth a comparable requirement, as it establishes the need for approval of the aggregate annual compensation of management members (including shares) and stock option plans at General Stockholders’ Meetings. Please refer to section Our governance, items Directors’ and Senior management’s compensation.

Corporate governance guidelines

NYSE rules require that listed companies adopt and disclose their corporate governance guidelines.

Brazilian legislation does not establish a similar requirement. However, we have a Corporate Governance Policy that consolidates the corporate governance principles and practices that we adopt. We believe such corporate governance principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by NYSE. We have adopted stricter rules than those required by Brazilian legislation, since we voluntarily adhere to BM&FBovespa’s Level 1 of Corporate Governance and have granted tag-along rights to all stockholders, regardless of their voting rights. Please refer to section Our governance, item Our practices, for further information.

Code of Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the code provisions for directors or executive officers.

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

Our risk management

Risk factors

This section addresses the risks we consider material to our business and to investment in our securities. Should any of the events described in such risks occur, our business and financial condition, as well as the value of the investments made in our securities, may be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this document.

Other risks that we currently deem immaterial or we are not aware of may give rise to effects similar to those discussed below should they actually occur.

Macroeconomic risks

Changes in economic conditions may adversely affect us.

Our operations are dependent upon the performance of the Brazilian economy and, to a lesser extent, the economies of other countries in which we do business, Latin American countries in particular. The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the Brazilian economy and, to a lesser extent, in the economies of other countries in which we do business, Latin American countries in particular, may affect our operations.

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. In 2016, GDP decreased by 3.6%. Growth has been impacted by high interest rate, low commodities price, and high corporate leverage. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us.

Brazilian authorities exercise influence on the Brazilian economy. Changes in monetary, fiscal and foreign exchange policies may adversely affect us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay and, consequently, affecting us. Uncertainty regarding future economic policies may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us.

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

In addition, increases in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins.

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

Government fiscal accounts deterioration may affect us.

If the government fiscal accounts deterioration continues, it could generate a loss of confidence by local and foreign investors. Regional governments are also facing fiscal concerns due to their high debt burden, declining revenues and inflexible expenditures. In 2017, the spotlight will remain on fiscal reforms. The Lower House of the Brazilian Congress may approve the proposed Social Security reforms, which are critical for achieving future compliance with the spending limits, by the end of the second quarter. Diminished confidence in government fiscal circumstances could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

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

The disruptions and volatility in the global financial markets may also have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase in the risk associated with our lending activity. Thus, global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us.

The UK exit from the European Union could adversely impact our business, results of operations and financial condition.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K. exiting from the European Union (so-called “Brexit”). Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets and impact the operations of Itau BBA International. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. The effects of Brexit, and others we cannot anticipate, could have an adverse effect on our business, results of operations or financial condition.

Please refer to section Context, item Macroeconomic context, Global context and Brazilian context for further details about data and economic indicators.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects.

Certain Brazilian companies in the energy and infrastructure sectors are facing investigations by CVM, SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities which are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing losses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities) that acted as underwriters on public distributions of securities of such investigated companies are also parties to certain law suits in the United States and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Other high profile investigation, besides Lava Jato, ongoing in Brazil is the so called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian IRS (Internal Revenue Services) summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. These investigations have not yet been concluded, and we remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last 15 years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

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

We also have operations outside of Brazil, including, but not limited to, Argentina, Chile, Colombia, Paraguay, United Kingdom, United States, Uruguay and Switzerland. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

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

If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Our insurance operation is subject to regulatory agencies.

Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP proposal to withdraw the applicable insurance license.

In additional, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law.

With respect to health insurance companies that are deemed to have financial imbalances or serious economic-financial or administrative irregularities, the Brazilian Regulatory Agency for Private Health Insurance and Plans (ANS) may order the disposal of the applicable health insurance company’s portfolio, or take other measures such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation.

The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio.

In this sense, the risks of our insurance operation may be affected negatively by the penalties applied by SUSEP or ANS, as described above.

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

Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment.

Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution.

Please refer to section Our profile, item Our shares, Stockholders’ payment and section Our risk management, item Regulatory environment, Basel III framework, Implementation of Basel III in Brazil for further details about CMN’s capital requirements and to section Performance, item Complete Financial Statements (IFRS), Note 2.4t and Note 21, for further details about dividends and interest on capital.

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

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government as a measure to combat inflation.

Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by: (i) consumer protection associations; and (ii) public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, Itaú Unibanco Holding establishes provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions.

The Brazilian Federal Supreme Court (Supremo Tribunal Federal, or STF) has issued a number of decisions in favor of the holders of savings accounts, but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the Supreme Court, until there is a definitive statement of this Court regarding the constitutional issue.

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

Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us.

Cyberattacks may cause loss of revenue and reputational harm through data security breaches that may disrupt our operations or result in the dissemination of proprietary or confidential information.

We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us.

The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant and the lack of remediation may result in interruptions, delays and may affect clients and partners.

Competition risk factor

We face risks associated with the increasingly competitive environment and recent consolidations in the Brazilian banking industry

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other companies competing in markets we operate. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Please refer to section Our risk management, item Regulatory environment, Antitrust regulation for further information about competitionin the Brazilian markets. Such increased competition may adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

We rely on third party services

We have essential services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients.

Credit risk factors

Changes in the profile of our business may adversely affect our loan portfolio

Our historical loan loss experience may not be indicative to our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to our organic growth or merger and acquisition activity, changes in local economic conditions and, to a lesser extent, in the international economic environment, in addition to changes in the tax regimes applicable to the sectors in which we operate, among other factors. Any changes affecting any of the sectors to which we have significant lending exposure may adversely affect our loan portfolio. For example, in recent years, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

Additionally, changes in the economy and in political conditions, a slowdown in customer demand, an increase in market competition, and changes in regulation and other related changes in countries in which we operate could also adversely affect the growth rate and the mix of our loan portfolio. Past performance of our loan portfolio may not be indicative of future performance.

The value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio

The market value of any collateral related to our loan portfolio may fluctuate, from the time we required it to the evaluation time, due to the factors related to changes in economic, political or sectorial factors beyond our control. Changes in the value of the collateral securing our loans may result in a reduction in the value we realize from collateral and may have an adverse impact on our results of operations and financial condition.

We may incur losses associated with counterparty exposure risks

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

We have significant exposure to Brazilian federal government debt

Like most Brazilian banks, we invest in debt securities issued by the Brazilian government. As of December 31, 2016, approximately 16.4% of all our assets and 66.7% of our securities portfolio were comprised of these debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results of operations and financial condition.

Underwriting risk factor

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us

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

Management risk factors

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses

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

Damages to our reputation could harm our business and outlook

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. Damages to our reputation could have a material adverse effect on our business and prospects.

Strategy risk factors

Our controlling stockholder has the ability to direct our business

As of January 31, 2017, IUPAR, our controlling stockholder, directly owned 51.00% of our common shares and 25.96% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the Company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

As part of our growth strategy in the Brazilian and Latin America financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as of result of difficulties in integrating systems, finance, accounting and personnel platforms, fail in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions.

There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation of the authorities of irregularities with respect to a corporate merger, consolidation or acquisition, even if the institution has done this legally and transparently.

If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

Social and environmental risk factors

We may incur financial losses and damages to our reputation from environmental and social risks

Environmental and social factors are considered one of the most relevant topics for the business, since they can affect the creation of shared value in the short, medium and long terms, from the standpoint of the organization and its main stakeholders. In addition, we understand social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities. For more information about our Social and environmental risk management, please refer to section Risk and capital management.

We understand that environmental and social issues may affect our activities and the revenue of our clients, causing delays in payments or default, especially in the case of significant environmental and social incidents. The way these risks may affect us becomes more evident where we finance projects in sectors with higher environmental and social impacts, such as mining, and large hydroelectric plants, which require comprehensive environmental and social due diligence as well as mitigating measures.

We recognize that climate change is one of the major challenges for us because climate events may affect our activities in our administrative buildings, network of branches and data processing centers, and are taken into consideration for all geographical regions in which we operate in Brazil.

Financial reporting risks

We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets.

Risk and capital management

We regard risk management as an essential instrument to optimize the use of our resources and to assist us in selecting business opportunities in order to maximize value creation to stockholders.

Our risk management process includes:

•	identification and measurement of existing and potential risks in our operations;
•	alignment of risk management and control of institutional policies, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies; and
•	management of our portfolio seeking optimal risk-return ratios.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, keeping them from achieving their goals, potentially impacting our earnings, capital, liquidity and reputation. The risk management processes permeate the entire institution and are aligned with the Board of Directors and senior management directives, which, through the committees described below, define overall objectives by setting targets and limits for risk management .The capital management and control units support our management through monitoring and analyzing risk and capital processes. Please refer to section Our governance, item Management structure, Board of Directors and Board of Officers for further details about our Board of Directors responsibilities.

In compliance with CMN and Central Bank regulations, we have implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP), taking a prospective stance in relation to capital management.

Our risk management organizational structure complies with current Brazilian and international regulation in place and is aligned with best market practices. Risk management responsibilities are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas have the role of managing the risks they give rise to, by identifying, assessing, controlling and reporting the risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that our risk is managed according to the risk appetite, and established policies and procedures. This centralized control provides the Board and executives with a global overview of our exposure, in order to optimize and speed up corporate decisions;and

•	the role of the third line of defense, internal audit, is to provide an independent assessment of the institution’s activities, to ensure that senior management can see that risk controls are adequate, risk management is effective and internal controls and regulatory requirements are complied with.

During the whole risk management process we apply adequate information technology (IT) systems, in accordance with Central Bank’s regulation and requirements in place. We also monitor adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

Risk management principles

To assume and manage risks is the essence of our activities and, for this reason, we must have well established objectives towards risk management. In this context, risk appetite defines the nature and the level of the risks that are acceptable for our organization and the culture of risks guides the necessary attitudes to manage them. We pursue sound risk management processes that permeate throughout the entire organization and are the basis of strategic decisions so as to ensure the sustainability of our business.

The principles below establish the fundamentals of risk management, risk appetite and the way our employees work on a daily basis for decision making:

1. Sustainability and customer satisfaction: We want to be a leading bank with a sustainable performance and customer satisfaction. We are concerned about creating shared value for employees, customers, stockholders and society, ensuring the longevity of our business. We will only do business that is good for the customer and the bank.

2. Risk culture: Our risk culture goes beyond policies, procedures and processes and strengthens the individual and collective responsibility of all employees so that they can do the right thing, at the right time and in the right way, respecting our ethical way of doing business. Please refer to item Risk Culture below for further information about our Risk Culture.

3. Price for risk: We operate and take risks in business that we know and understand and we avoid risks that we do not know or in which we do not have a competitive advantage, carefully assessing risk-adjusted return.

4. Diversification: We have a low appetite for volatility in our results and, for this reason, we work with a diversified client, product and business base, seeking the diversification of the risks to which we are exposed and prioritizing lower-risk business.

5. Operational excellence: We want to be an agile bank, with a robust and stable infrastructure so as to offer a high-quality service.

6. Ethics and respect for regulation: For Itaú Unibanco, ethics are non-negotiable. We promote a fair institutional environment, guiding employees to cultivate ethics in relationships and business, and the respect for rules, taking care to protect our reputation.

In 2016, we reviewed our risk appetite policy, which was established and approved by the Board of Directors and guides our business strategy. Our risk appetite is based on the following statement of the Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this statement, we have implemented five dimensions to our policy, each of them composed of a set of metrics associated with the main risks involved, combining additional forms of measurement and seeking a broad view of our exposures:

▪	Capitalization: it establishes that we must have enough capital to protect us against a severe recession or a stress event without the need to adapt our capital structure in unfavorable circumstances. This is monitored through the follow up of our capital ratios, in normal and stress situations, and of our debt issuer ratings.

▪	Liquidity: it establishes that our liquidity must support long periods of stress. This is monitored through the follow up of our liquidity ratios.

▪	Composition of results: it determines that our business will be focused mainly on Latin America, where we will have a diversified variety of customers and products, with low appetite for volatility of results and for high risks. This dimension comprises aspects of business and profitability, market and credit risks. Metrics monitored seek to ensure, by means of limits of exposure concentration, such as industry sectors, quality of counterparties, countries and geographical regions, and risk factors, the proper composition of our portfolios, aimed at the low volatility of our results and the sustainability of our business.

▪	Operational risk: it focuses on the control of operational risk events that may negatively affect our business and operational strategy, and it is monitored through the follow up of the main operational risk events and losses incurred.

▪	Reputation: it addresses risks that may affect the value of our brand and our reputation with customers, employees, regulators, investors and the general public. The risks in this dimension are monitored through the follow up of client satisfaction or dissatisfaction, our exposure in the media, in addition to the observance of our conduct.

The Board of Directors is responsible for approving the guidelines and limits of risk appetite, performing its duties with the support of the Risk & Capital Management Committee (CGRC) and our CRO.

Risk appetite is regularly monitored, analyzed and reported to executive levels and to the Board of Directors. In case the monitoring of some metric point to a level above the risk appetite, in normal or projected situations, there is a pre-established governance with authority of reporting, including to the Board of Directors, which organizes necessary discussions and actions to be made to retake the exposures to the desirable levels of risk appetite.

Risk Culture

With the aim of strengthening our values and aligning our employees’ behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. Our Risk Culture is based on four basic principles illustrated on the right side of this text.

These principles are our guidance, which aim to help our employees to understand, identify, measure, manage and mitigate risks in a conscious way.

In addition to policies, procedures and processes, risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

We promote a risk culture, stressing behavior which will help people at every level of the organization to consciously assume and manage risk. With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of Itaú Unibanco, irrespective of their position, area or function.

We also provide channels to report operating failures, internal or external fraud, workplace concerns or cases that may cause disorders and/or losses to us or prejudice clients. All employees or third parties have the responsibility to communicate problems timely, as soon as they taken knowledge of the situation.

Risk and capital governance

As previously mentioned, the CGRC is responsible for supporting the Board of Directors in performing its duties related to our capital and risk management. At the executive level we established subcommittees, chaired by our CEO, that are responsible for risk and capital management and report directly to the Risk and Capital Management Committee. The Board of Directors is the main authority with respect to risk and capital management decisions. The following committees are part of our risk and capital management governance structure:

Risk & Capital Management Committee (CGRC): supports the Board of Directors in performing its duties related to our risk and capital management by meeting, at least, four times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

▪	Decisions regarding the risk appetite of the institution, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy and including: acceptable levels of capital and liquidity; types of risk to which we could be exposed as well as aggregate limits for each type of risk; tolerance with respect to volatility of results and risk concentrations; and general guidelines on tolerance regarding risks that may have an impact on the value of our brand (i.e., image risk);

▪	Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements;

▪	Review and approval of policies and strategies for capital management, which establish mechanisms and procedures for maintaining capital compatible with the risks that are taken by us;

▪	Establishing our minimum expected return on capital as a whole and for our lines of business as well as monitoring performance;

▪	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives; and

▪	Fostering improvement in our Risk Culture.

Please refer to the section Our governance, item Management structure for further details about the Audit Committee responsibilities and for complementary information about the CGRC.

Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System.

Superior Products Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of the Products Committees that report to it or that involve image risk to us.

Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the Credit Committees that report to it, and analyzing decisions which were not made due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or other features, these Credit Committees decide to submit to its review.

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

Additionally, we have subcommittees, chaired by our CRO and CFO, which are also responsible for risk and capital management. They can report directly to the Risk and Capital Management Committee or to the subcommittees mentioned above.

To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our CRO and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures.

Risk management

Credit risk

We define credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiation; or debt recovery costs.

Our credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with our risk appetite, for each market segment in which we operate. Our credit risk governance is managed through subcommittees, which report to the Board of Directors or to our executive structure, and act primarily by assessing the competitive market conditions, setting our credit limits, reviewing control practices and policies, and approving these actions at the respective authority levels. This includes the risk communication and reporting processes, including disclosure of institutional and supplementary policies, and other information, on credit risk management, are responsibility of this structure. We manage the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

Our credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control credit risk inherent to all products, portfolio concentrations and potential changes in the economic environment. Our portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

The key assignments of the business areas are (i) monitoring the portfolios under their responsibility, (ii) granting credit, taking into account approval levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographical concentration, and (iii) credit risk management aimed at making the business sustainable. Our credit policy is based on internal factors, such as: client ratings, performance and evolution of our portfolio, default levels, return rates, economic capital, among others; and on external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. Policies and products’ evaluation process enables us to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

With respect to our individuals, small and middle market companies, credit ratings are assigned based on two statistical models: (i) application (in the early stages of our relationship with a customer) and (ii) behavior score (used for customers with whom we already have a relationship) models. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows applicable authority levels.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, the economic group to which it belongs and the current and the prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. We have a structured process to maintain a diversified portfolio, which is considered appropriate by our institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

We rate government securities and other debt instruments according to their credit quality parameters with the purpose of managing the exposures.

We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral.

To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. Models are used as tools to quantify these factors, and contribute to more exact decision-making.

The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, to that they reflect risk parameters more accurately.

We rely on a specific structure and processes aimed at ensuring that the country is managed and controlled, including: (i) establishment of country ratings; (ii) determination of limits for countries; and (iii) monitoring of limits.

In line with the principles of CMN regulation, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management of Financial Risks for further details about credit risk.

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

Individuals

Credit products offered at our branch network and through our electronic channels include, among others, overdraft protection, credit cards, personal loans, payroll loans, vehicle financing and mortgage loans.

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

The maximum percentage of installments to income is defined by law and is limited to 35% of a payroll loan borrower’s net income (public sector employees), of which 5% should be devoted exclusively to credit cards. For private sector employees, the maximum percentage is 30%, with no additional limit for credit cards.

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

Credit to middle-market and large companies

The credit analysis process for middle-market and large companies is carried out based on the financial condition of such companies and any corporate groups to which they belong. The credit analysis takes into account the company’s history, financial capacity and adequacy of the requested transaction to the client’s needs. This analysis is based on the company’s financial statements (balance sheet, statement of income, statement of cash flows), on-site meetings with the company, market conditions, analysis of the economic sector in which the company operates and inquiries into credit protection services.

A commensurate environmental and social assessment is undertaken for every company with whom we keep a credit relationship. As appropriate, an action plan may be created as a result of this analysis in order to bring the client into compliance with our internal policies. A recommendation for credit denial may also be issued as an outcome of such assessment.

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

Foreign units

The individual and legal entities of foreign units follow procedures similar to those applied to individuals and the corporate segments mentioned above. For the individuals segment, lending is mainly based on income level, internal credit score and internal credit rating. In the corporate segment, the granting of credit is based on the economic and financial analysis of the client.

Credit granting in our subsidiaries operating outside of Brazil follows the same corporate governance and policies described above. All subsidiaries are subject to a corporate monitoring of credit portfolios, in Brazil, as well as credit granting rules according to the characteristics of each subsidiary, including appropriate approval authority levels in Brazil, and is responsible for the corporate governance related to credit granting.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management of financial risks, Credit risk, 3. Collateral and policies for mitigating credit risk, for further details about our risk mitigating instruments.

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, with various indexes based on these risk factors.

Market risk management is the process by which our management monitors and controls risk of variations in the value of financial instruments due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and tools.

Our policies and general market risk management framework are in line with the principles contained in the regulation of CMN and the Central Bank. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	political, economic and market conditions;
•	the profile of our portfolio; and
•	capacity to act in specific markets.

Our market risk management framework is subject to the governance and hierarchy of committees and to a structure of limits and alerts, with specific limits assigned to different levels and classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and is aimed at improving the process of risk monitoring and understanding, as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. Limits are monitored on a daily basis and both breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

•	within one business day, for management of responsible business units and executives in the risk control area and business areas; and

•	within one month, for the competent committees.

Daily risk reports, used by the business and control areas, are also distributed to the executive responsible for managing the risks. In addition, our market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continues to improve over time.

Our structure of limits and alerts follows the guidelines provided by the Board of Directors. These are approved by the relevant committees. The process for defining limit levels and reporting violations is subject to our institutional governance policies of approval. The established information flow is intended to provide this information to various executive levels of the institution, including members of the Board of Directors through the committees responsible for risk management. This structure of limits and alerts increases control effectiveness and coverage, and is reviewed at least once a year.

The key principles underlying our market risk control structure are as follows:

•	provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;

•	provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;

•	increase transparency as to how the business works to optimize results;

•	provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and

•	monitor and avoid concentration of risks.

Market risk is controlled by an area independent from business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and testing stress scenarios; (iv) reporting risk to the executives responsible in the business units, in compliance with our governance; (v) monitoring the measures needed to adjust positions and/or levels of risk to make them viable; and (vi) supporting the secure launch of new financial products. For this, we have a structured process of communication and information flow, which provides information to our committees and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

We hedge transactions with clients and proprietary positions, including foreign investments, in order to mitigate risks arising from fluctuations in market risk factors and maintain positions on the limits. Derivatives are commonly used for these hedging activities. When these transactions are considered as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow up of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by our internal institutional polices.

Our market risk framework categorizes transactions as part of either part of our trading book (“Trading Book”) or banking book (“Banking Book”), in accordance with general criteria established by specific regulation.

Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading.

Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management. As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium or long term.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by us are:

•	Interest rates: risk of loss on transactions subject to changes in interest rate, foreign currency coupons or price-index coupons;

•	Currencies: risk of loss on transactions subject to currency variations;

•	Equities: risk of loss on transactions subject to changes in the price of equities;

•	Commodities: risk of loss on transactions subject to changes in commodities prices.

CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the other risk indicators, such as interest rates and FX rates, and follows the governance and risk limits framework adopted for market risk management.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;

•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);

•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;

•	Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and

•	Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and

•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Please refer to our Complete Financial Statements (IFRS), Note 36 – Management of financial risks for further details about Market risk.

VaR – Consolidated Itaú Unibanco Holding

Our consolidated VaR is calculated through the Historical Simulation methodology, which fully reflects all positions based on the historical series of asset prices.

Since the first quarter of 2016, we opted for including the exposures of each foreign unit in the calculation of the Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. Thus, details of risk factors (shown in the VaR – Consolidated and VaR and Stressed VaR Internal Model tables – Regulatory Portfolio) have been standardized to comply with the Central Bank’s rules.

The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Global VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2016	Average	Minimum	Maximum	December 31, 2015
	(In millions of R$)
Group of Risk Factor
Interest rate	482.5	323.7	607.4	607.4	363.5	314.2	606.4	347.1
FX rate	18.4	6.8	33.2	17.0	47.1	11.3	118.6	12.3
Equities	45.2	34.0	63.3	44.3	16.9	6.9	57.2	46.9
Commodities	1.7	0.7	4.0	0.8	1.8	0.8	8.5	2.1
Diversification effect (2)				(339.7)				(204.4)
Total	236.6	155.1	341.5	329.8	207.0	152.3	340.7	204.0

(1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2)	Reduction of risk due to the combination of all risk factors.

On December 31, 2016, our average global VaR (Historical Simulation) was R$236.6 million, or 0.18% of our consolidated stockholders’ equity on December 31, 2016, compared to our average global VaR (Historical Simulation) of R$207.0 million on December 31, 2015, or 0.18% of our consolidated stockholders’ equity on December 31, 2015.

VaR – Trading Portfolio

The following table presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Portfolio. Our total average Trading Portfolio VaR was R$38.6 million on December 31, 2016, compared to R$23.6 million on December 31, 2015 and to R$25.7 million on December 31, 2014.

Trading Portfolio VaR(1)	Average	Minimum	Maximum	December 31, 2016	Average	Minimum	Maximum	December 31, 2015
	(In millions of R$)
Group of Risk Factor
Interest rate	41.0	15.6	69.5	49.1	26.4	11.2	48.9	22.4
FX rate	8.9	3.5	20.8	11.0	39.9	8.9	107.7	9.2
Equities	7.9	3.3	23.8	4.0	4.1	2.3	7.3	5.0
Commodities	1.6	0.5	5.3	0.8	1.8	0.8	6.7	1.5
Diversification effect (2)				(18.3)				(17.3)
Total	38.6	16.2	69.4	46.6	23.6	10.6	49.4	20.8

(1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2)	Reduction of risk due to the combination of all risk factors.

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

Exposures		Trading Portfolio (1) December 31, 2016			Trading and Banking Portfolios (1) December 31, 2016
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
				(In thousands of R$)
Interest Rate	Fixed Income Interest Rates in reais	(955)	(228,625)	(435,116)	(7,345)	(2,057,375)	(3,995,498)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	46	(1,951)	(4,175)	(2,464)	(337,588)	(634,962)
Foreign Exchange Rates	Prices of Foreign Currencies	2,914	(17,787)	(5,666)	3,013	(45,554)	(67,157)
Price Index Linked	Prices Indexes Linked Interest Rates	(169)	(22,931)	(48,586)	(1,450)	(84,699)	(341,304)
TR	TR Linked Interest Rates	-	(6)	(11)	615	(160,773)	(375,571)
Equities	Prices of Equities	(377)	(30,311)	(120,993)	4,056	(139,583)	(339,535)
Other	Other relevant market rates or prices	(13)	(314)	549	(27)	(523)	625
Total		1,446	(301,925)	(613,998)	(3,602)	(2,826,095)	(5,753,402)

(1)	Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;

•	Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and

•	Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

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

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both the market forces and management decisions. Our Superior Market Risk and Liquidity Committee (CSRML) analyzes Itaú Unibanco Group’s mismatch position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

Please refer to section Performance, item Complete Financial Statements in IFRS, Note 36 – Management of Financial Risks for further details about the position of our interest-bearing assets and liabilities as of December 31, 2016. Note 36 to our complete financial statements provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage the risk in these changing positions.

Exchange rate sensitivity

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management of financial risks for further details.

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

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lendings from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The following information was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$72.4 billion as of

December 31, 2016, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad.

	As of December 31, 2016
Exchange rate sensitivity	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
		(In millions of R$, except percentages)
Assets	1,049,362	279,132	24,747	1,353,241	22.5
Cash and deposits on demand	5,946	11,464	1,132	18,542	67.9
Central Bank compulsory deposits	80,331	5,369	-	85,700	6.3
Interbank deposits	6,044	16,648	-	22,692	73.4
Securities purchased under agreements to resell	264,080	971	-	265,051	0.4
Held-for-trading financial assets	191,250	10,745	2,653	204,648	6.5
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191	-
Derivatives	10,710	8,887	4,634	24,231	55.8
Available-for-sale financial assets	52,859	34,748	670	88,277	40.1
Held-to-maturity financial assets	27,436	13,059	-	40,495	32.2
Loan operations and lease operations portfolio	318,621	162,006	9,739	490,366	35.0
Allowance for loan and lease losses	(21,828)	(4,654)	(490)	(26,972)	19.1
Other financial assets	41,683	6,003	6,231	53,917	22.7
Investments in associates and joint ventures	5,071	2	-	5,073	0.0
Goodwill	3,085	6,590	-	9,675	68.1
Fixed assets, net	7,285	757	-	8,042	9.4
Intangibles assets, net	5,510	1,871	-	7,381	25.3
Tax assets	42,334	1,940	-	44,274	4.4
Assets held for sale	547	84	-	631	13.3
Other assets	7,207	2,642	178	10,027	28.1
Percentage of total assets	77.6%	20.6%	1.8%	100.0%
Liabilities and Stockholders’ Equity	1,049,276	286,829	17,136	1,353,241	22.5
Deposits	192,447	136,485	482	329,414	41.6
Securities sold under repurchase agreements	328,226	20,938	-	349,164	6.0
Financial liabilities held for trading	-	519	-	519	100.0
Derivatives	13,389	7,480	3,829	24,698	45.8
Interbank market debt	90,848	43,042	1,593	135,483	32.9
Institutional market debt	31,651	64,005	583	96,239	67.1
Other financial liabilities	57,426	7,639	6,767	71,832	20.1
Reserves for insurance and private pension	153,995	81	-	154,076	0.1
Liabilities for capitalization plans	3,147	-	-	3,147	-
Provisions	20,700	209	-	20,909	1.0
Tax liabilities	4,774	1,062	-	5,836	18.2
Other liabilities	17,859	5,369	3,882	27,110	34.1
Non-controlling interests	12,232	-	-	12,232	-
Total stockholders’ equity attributed to the owners of the parent Company	122,582	-	-	122,582	-
Percentage of total liabilities and stockholders’ equity	77.5%	21.2%	1.3%	100.0%

(1) Predominantly U.S. dollar.

Note that the information presented in the table above is not prepared on the same basis as presented in the Consolidated Financial Statements.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, which compares hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-estabilished limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on banking supervision. The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;

•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need of reviewing the model; and

•	Red (10 or more exceptions): demonstrate the need for an improvement action.

According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The Backtesting with Confidence level of 99%, and period of 250 business days, did not show failures in relation to effective and hypothetical results in the period.

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

Internally, we classify its risks events in:

•	Internal fraud;

•	External fraud;

•	Labor claims and deficient security in the workplace;

•	Inadequate practices related to clients, products and services;

•	Damages to our own physical assets or assets in use;

•	Interruption of our activities;

•	Failures in information technology systems; and

•	Failures in the performance, compliance with deadlines and management of our activities.

In line with CMN and Central Bank regulations, we have an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to our local and foreign companies and subsidiaries. We have a governance process that is structured through forums and subcommittees composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department.

The objective of managing operational risk is to support decision-making, seeking always to identify and assess risks correctly, to create value for the shareholders and to protect our assets and our image. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area, so as to guarantee the quality of the control environments and comply with internal guidelines and current regulations.

Among the methodologies and tools used are the self-evaluation and the map of our prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

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

Our Corporate Security area works together with our business, IT, internal controls and internal audit teams to keep our systems always up-to-date, seeking to reduce financial losses and reputational damages in Brazil and abroad that could result from cyber attacks.

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

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to our image and reputation of its identity before its employees, clients, strategic partners and regulators. Our structure has a command center that constantly monitors daily operations, as well as the media channels in which we are mentioned. Our success of crisis management takes place through the focal agents, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions; and

•	Business Continuity Plans (BCP): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of operations, we have established, in our BCP, corporate wide and customized actions for our lines of business by means of:

•	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;

•	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations;

•	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and

•	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements the program applies the following tools to understand the institution:

•	Business Impact Analysis (BIA): evaluates how critical it is to resume processes that support the delivery of products and services. Through this analysis, the business’ resumption priorities are defined; and

•	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. The controls’ efficiency is evaluated against potential threats in order to identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of our critical facilities.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_Continuity_Policy.pdf, for further details about our Corporate Business Continuity Policy.

Liquidity risk

Liquidity risk is defined as the likelihood that an institution will not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

Our liquidity risk control is carried out by an independent group of our business units that is responsible for determining the composition of our reserves, proposing assumptions for the performance of cash flows, identifying, assessing, monitoring, controlling and reporting on a daily basis the exposure to liquidity risk, in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where we operate, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory agencies. All activities are subject to assessment by our independent validation, internal controls and audit departments.

The liquidity risk measurement comprises all financial trades of our companies, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, and credit lines contracted and not used.

Our liquidity policies and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

We manage and control liquidity risk on a daily basis, through governance approved at subcommittees, which provides, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses under situations of stress, measured by means of both in-house and regulatory methodologies.

Additionally, and pursuant to the requirements of CMN and Central Bank regulations, we are required to deliver on a monthly basis our Liquidity Risk Statements (DLR) to the Central Bank and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	different scenarios for liquidity projections;

•	contingency plans for crisis situations;

•	reports and charts to enable monitoring risk positions;

•	assessment of funding costs and alternatives; and

•	tracking, monitoring and continuously control of funding sources considering counterparty type, maturity and other aspects.

Please refer to section performance, item Financial Performance, Results, for further details about liquidity and capital resources.

As from the second quarter of 2016, we started to report the average of our liquidity coverage ratio (LCR) for the period, which is calculated based on the methodology defined by Central Bank regulation, which is in line with the international guidelines. In 2016, the minimum required by the Central Bank is 70%. The average ratio for the fourth quarter was 212.8%. We have diversified sources of funding, of which a significant portion comes from the retail segment. Our principal sources of funds are deposits, savings, issuance of securities and funds from acceptances.

Please refer to section performance, item Financial Performance, Liabilities, for further details about funding and results and item Complete financial statements (IFRS), Note 17 – Deposits, Note 19 – Securities sold under Repurchase agreements and Interbank and institutional market debts, and Note 36 – Management of financial risks for further details.

Please refer to section Our risk management, item Regulatory environment, for further details about the implementation of Basel III in Brazil.

Social and environmental risk

We see social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities.

Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases.

In addition, risks identified, prioritized and actions taken are reported to our management of social and environmental risk. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLICY_FOR_SUSTAINABILITY_RI_2015__ING_.pdf, for further details about our Sustainability and Social Environmental Responsability Policy.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a technical support of our legal and risk control area, which has a team specialized in social and environmental management. Business units also have their criteria for the approval of new products, including assessing the social and environmental risks, which ensures compliance in all new products and processes employed by the institution. Governance with respect to these risks also includes the Social and Environmental Risk Committee, which is primarily responsible for emitting institutional views of social and environmental risk exposure related to our activities and operations.

Our efforts to improve the assessment of social and environmental risks have been recognized as a benchmark in Brazil and abroad, as shown by our recurring presence in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and the Euronext Vigeo – Emerging 70. In Brazil, we are included in the Corporate Sustainability Index. We have also been awarded numerous prizes on the subject.

Reputational risk

We define reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of our bank among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, start new businesses and continue to have access to financing sources.

We believe that our reputation is extremely important in achieving our long-term goals which is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since reputational risk directly or indirectly permeates all of our operations and processes, we have an infrastructure governance that seeks to ensure that potential reputational risks are identified, analyzed and managed while in the initial phases of its operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, which seek to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and the prevention of corruption.

Regulatory risk

We consider regulatory risk as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions to comply with regulatory requirements.

We have a structure flow established in internal policies to recognize, distribute, monitor and comply with regulatory requirements. This structure involves various areas of the institution, and consists of: (i) lines of defense; (ii) monitoring draft legislation, public notices and public hearings; (iii) monitoring new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring action plans; (vi) controlling compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to our internal control methodology.

Model risk

Our risk management already has proprietary models for risk management that are continuously monitored and reviewed whenever necessary, which aim at ensuring effective strategic and business decisions.

Model risk is defined as the risk that arises from the models used by us not correctly reflecting, on a consistent basis, the relationships of variables of interest, which can create results that systematically differ from actual results. This risk may materialize due the application of models to situations that differ from those originally modeled for or as a result of methodological inadequacies during their development.

The best market practices are used to manage the modeling risks to which the institution is exposed during the entire lifetime of each model utilized. Best market practice can be classified into four main steps: development, implementation, validation and use. The best practices used by the institution with respect to model risk control include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the model in question’s development; (iii) the use of conservative estimates in judgmental models; (iv) use of external benchmarks; (v) approval of results generated in model implementation; (vi) independent technical validation of models; (vii) validation of use of models; (viii) assessments of the impact in the use of models; (ix) monitoring of performance of models; and (x) monitoring of the distribution of the explanatory variables and final score with respect to a model.

Country risk

Country risk is defined as the risks of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to the country.

We operate in many other countries in addition to Brazil. In addition to our foreign units, we have a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether we have a foreign unit in the place where the borrower, issuer, counterparty or guarantor is located.

We have a specific structure for the management and control of country risk, consisting of commissions and committees and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for specific countries; and (iii) the monitoring of limits.

Business and strategy risk

We define the business and strategy risk as the risk of a negative impact on our financial results or capital as a consequence of a faulty strategic planning, making adverse strategic decisions, our inability to implement the proper strategic plans and/or changes in its business environment. Since business and strategic risk can directly affect the performance of our bank, we have implemented various mechanisms to ensure that both the business and the strategic decision making processes follow proper governance standards, have the active participation of officers and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the establishment of business and strategy guidelines count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, we have governance and processes that involves the Risks & Finance Control and Management Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Insurance products, pension plan and premium bonds risks

Products that compose portfolios of our insurance companies are related to life and elementary insurance, as well as pension plans and premium bonds. Accordingly, we understand that the main risks inherent to these products are:

•	Underwriting risk is the possibility of losses arising from insurance products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;

•	Market risk is the possibility of losses resulting from fluctuations in market value of assets and liabilities that comprise technical actuarial reserves;

•	Credit risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets or reinsurance;

•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bonds operations; and

•	Liquidity risk in insurance operation is the possibility of the institution not be able to timely honor its obligations to policyholders and beneficiaries due to the lack of liquidity of the assets comprising actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and premium bonds are properly identified, measured, assessed, reported and approved in relevant forums, we have a risk management framework, whose guidelines are established in institutional guidelines, approved by our Board, applicable to companies and subsidiaries exposed to risk from insurance products, pension plans and premium bonds, in Brazil and abroad. The process of risk management for insurance, pensions and premium bonds plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by us.

As part of the risk management process, there is a governance structure where decisions may be escalated to subcommittees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks. Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial assumptions. This mapping enables Asset Liability Management models to be created, and these are used to define the best composition of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, our liquidity requirements and the changes in the characteristics of the liabilities.

Capital management

The Board of Directors is the main body responsible for our capital management and is responsible for approving the institution’s capital management policies and guidelines. The Board is also responsible for approving the ICAAP report, a process which is intended to assess our capital adequacy by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan.

At the executive level, committees are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the subcommittees, we have a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision making by the Executives and the Board of Directors, management reports are prepared and presented at subcommittees, informing about our capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

For our annual assessment of capital adequacy, our procedure is as follows:

•	identification of the risks to which we are exposed and analysis of their materiality;

•	assessment of the need for capital to cover the material risks;

•	development of methods for quantifying additional capital;

•	quantification of capital and internal capital adequacy assessment; and

•	submission of report on capital adequacy to the Central Bank of Brazil (BACEN).

The ICAAP is the fundamental component of our internal capital management, and its most important element is stress testing. This process lets us assess our capital under adverse scenarios, and its purpose is to measure and confirm that, even in severe adverse conditions, we would have levels of capital adequate to ensure no restrictions on our operations or income distribution.

The result of the last ICAAP – dated as of December 2015 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of its equity position.

Please refer to section Our risk management, item Regulatory environment, for further details about the implementation of Basel III in Brazil.

Minimum requirements

Our minimum capital requirements follow the set of resolutions and circulars disclosed by the Central Bank that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, the Central Bank has authorized our institution to use internal market risk models to determine the total amount of regulatory capital, using the portion RWAMINT for our daily calculation, replacing the portion RWAMPAD, as set out in BACEN Central Bank Circular No. 3,646.

The standardized approach continues to be used for units which are not considered significant in calculating regulatory capital for market risk. Accordingly, use of the internal models does not apply to the following units: Argentina, Chile, Itau BBA International, Itaú BBA Colombia, Paraguay and Uruguay.

From January 1, 2016 to December 31, 2016, the minimum Total Capital ratio required was 9.875%. The required minimum Total Capital ratio was 11% between October 1, 2013, and December 31, 2015. The required minimum Total Capital ratio is scheduled for a gradual reduction to 8% on January 1, 2019.

Additionally, the Central Bank rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under CMN Resolution, the values of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. However, the countercyclical capital buffer is triggered during the credit cycle expansion phase, and currently, according to Central Bank rules, the required amount for the countercyclical capital buffer portion is zero. Further, if this portion should increase, the new percentage takes effect only 12 months after the announcement. In the case of component ACPSystemic, the current requirement applicable under Central Bank rules is 0%, increasing gradually from 0.25%, as from January 1, 2017, to 1% as from January 1, 2019.

Capital composition

The Regulatory Capital (PR), used to monitor our compliance with the operational limits imposed by the BACEN, is the sum of three items, namely:

•	Common Equity Tier 1: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments;

•	Additional Tier 1 Capital: consits of instruments of perpetual nature, which meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I capital; and

•	Tier 2 Capital: consists of subordinated debt instruments with defined maturity dates, that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

In accordance with applicable Brazilian regulations, we must maintain our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements established at all times. The RWA used for assessing these minimum regulatory requirements can be determined by adding the following portions:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;

RWAMINT = portion related to the market risk capital requirement, calculated using internal approach, according to Central Bank rules, it includes units which are not considered significant, which follow standardized model;

RWAOPAD = portion related to the calculation of operational risk capital requirements, calculated using standardized approach.

Capital adequacy

Through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks, and by the necessary capital to face other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain Referential Equity levels above the minimum levels, according to the Common Equity Tier I, Additional Tier I Capital, and Basel ratio. On December 31, 2016, our Regulatory Capital reached R$139,477 million, an increase of R$11,012 million compared to December 31, 2015, mainly impacted by the result and the effect of foreign exchange variations during the period.

	As of December 31,
	Prudential Conglomerate		Financial Conglomerate	Variation
Capital Composition	2016	2015	2014	2016-2015	2015-2014
	(In millions of R$)			(%)
Tier 1 Capital (1)	115,940	101,001	96,232	14.8	5.0
Common Equity Tier 1 Capital (2)	115,408	100,955	96,212	14.3	4.9
Additional Tier 1 Capital (3)	532	46	20	1,056.5	130.0
Tier 2 Capital (4)	23,537	27,464	33,559	(14.3)	(18.2)
Referential Equity	139,477	128,465	129,790	8.6	(1.0)
Minimum Referential Equity Required	72,210	79,471	84,488	(9.1)	(5.9)
Surplus Capital in relation to the Minimum Referential Equity Required	67,267	48,994	45,302	37.3	8.1
Additional Common Equity Tier I requirement	4,570
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,264	1,275	1,846	77.6	(30.9)
Risk weighted assets (RWA)	731,240	722,468	768,075	1.2	(5.9)

(1)	Comprised of the Common Equity Tier 1 Capital, as well as the Additional Tier 1 Capital.

(2)	Sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

(3)	Comprised of instruments of a perpetual nature, which meet eligibility requirements.

(4)	Comprised of subordinated debt instruments with defined maturity dates, which meet eligibility requirements.

Our BIS ratio (calculated as the ratio between our Regulatory Capital and the total amount of RWA) reached 19.1%, on December 31, 2016, an increase compared to December 31, 2015, mainly explained by an increase in Regulatory Capital. Our BIS ratio on December 31, 2016 consisted of 15.9% of Tier 1 Capital and 3.2% of Tier 2 Capital.

	As of December 31,
	Prudential Conglomerate		Financial Conglomerate
Capital Composition	2016	2015	2014
	(%)
BIS ratio	19.1	17.8	16.9
Tier 1 Capital	15.9	14.0	12.5
Common Equity Tier 1 Capital	15.8	14.0	12.5
Additional Tier 1 Capital	0.1	-	-
Tier 2 Capital	3.2	3.8	4.4

Our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios were calculated on a consolidated basis, applied to the financial institutions included in our Financial Conglomerate, up to December 31, 2014. From January 1, 2015, instead of calculating ratios for our Financial Conglomerate we calculated at the Prudential Conglomerate level, which is comprised of not only financial institutions but also of collective financing plans (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

Please refer to section Our risk management, item Regulatory environment, Implementation of Basel III in Brazil, for further details about minimum capital ratios.

Please refer to section Performance, item Complete Financial Statements in IFRS, Note 33 – Regulatory Capital for further details about regulatory capital.

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

Please refer to section Our risk management, item Regulatory environment for further details about money laundering regulation and to https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/HF16_-_DOC_ING_RI_2016.pdf?title=Illicit Acts Prevention and Combat Corporate Policy, for more details about our Illicit Acts Prevention and Combat Corporate Policy.

Politically exposed persons

Our commitment to the compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of Politically Exposed Persons (PEPs), whether as individuals or entities.

As per our policies related to PEPs, we apply enhanced due diligence with respect to these customers and we require a higher level of approval (at a minimum at the director level), prior to establishing any relationship with such PEPs.

Please refer to section Our risk management, item Regulatory environment for further details about politically exposed persons.

Regulatory environment

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

•	CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil;

•	Central Bank: responsible for implementing the policies established by CMN, authorizing the establishment of financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by CMN;

•	CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over-the-counter markets;

•	CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities;

•	SUSEP: responsible for regulating and supervising the insurance, open private pension funds and premium bond markets in Brazil and their participants; and

•	ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside of Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular, the United Kingdom and Switzerland; Central America in particular Panamá, and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

•	prohibition against operating in Brazil without the prior approval of the Central Bank;

•	prohibition against acquiring real estate that are not for the financial institution’s own use, except real estate received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank;

•	prohibition against acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios;

•	prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group;

•	restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities. Please refer to section Our risk management, item Regulatory environment, item Lending limits for more information about these individuals and legal entities;

•	obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit); and

•	obligation to maintain sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.

Basel III framework

The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The new rules will be phased in gradually and each country is expected to adopt such recommendations in laws or regulations applicable to local financial institutions.

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

Basel III implemented a Liquidity Coverage Ratio, or LCR, and a Net Stable Funding Ratio (NSFR). The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event.” A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a 10-year period, beginning on January 1, 2013.

Additional regulatory capital requirements apply to Global Systemically Important Financial Institutions (G-SIFIs). The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment.

The Basel Committee has also issued a framework for the regulation of Domestic Systemically Important Banks (D-SIBs), which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (patrimônio de referência); and Additional Core Capital (adicional de capital principal).

Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves, or capital principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or capital complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a temporary special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.

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

From October 1, 2015, a minimum LCR in a standardized liquidity stress scenario is required for banks with total assets in excess of R$100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity they have available, and the measures they plan to adopt to be in compliance with the LCR requirement. Banks will also be required to effect public disclosures of their LCR on a quarterly basis after April 1, 2016.

In January 2017, the Central Bank enacted a new rule amending the provisions regarding calculation methods and procedures for the disclosure of LCR information. The new regulation establishes a new possible stress scenario and indicates that, for LCR purposes, cash and time deposits are considered retail funding components.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets.

	From January 1,
Basel III - Schedule	2015	2016	2017	2018	2019
	(%)
Common equity Tier 1	4.5	4.5	4.5	4.5	4.5
Tier 1 Capital	6.0	6.0	6.0	6.0	6.0
Total regulatory capital	11.0	9.875	9.25	8.625	8.0
Additional common equity Tier 1 (ACP)	-	0.625	1.5	2.375	3.5
Capital conservation buffer	-	0.625	1.25	1.875	2.5
Countercyclical capital buffer (1)	-	-	-	-	-
Systemic	-	-	0.25	0.5	1.0
Common equity Tier 1 + ACP	4.5	5.1	6.0	6.9	8.0
Total regulatory capital + ACP	11.0	10.5	10.8	11.0	11.5
Liquidity coverage ratio	0.6	0.7	0.8	0.9	1.0
Prudential adjustments deductions	40	60	80	100	100

(1) According to Circular No 3.769 of Central Bank, the ACP countercyclical requirement is zero.

The Central Bank has also established the calculation methodology for the leverage ratio. However, it has not yet determined a minimum ratio. Banks are required to prepare public disclosures of their leverage ratios on a quarterly basis after October 1, 2015.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly complete financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial).

In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was issued, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by CMN.

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

G-SIFI assessment in Brazil

The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. Please refer to section Our risk management, item Regulatory environment, Basel III framework, for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of R$500 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 21, 2016. The next update is expected in November 2017.

Recovery plans for systematically important financial institutions

On June 30, 2016, CMN enacted a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil’s systemically important financial institutions. The new rule, which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for a phase-in implementation period from October 2016 to December 2017 to allow the relevant financial institutions to adapt their recovery plans to the new requirements.

Segmentation for the proportional application of the prudential regulation

On January 30, 2017, CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, the segments are qualified as follows:

(i)          Segment 1 is composed of multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks that (a) have a size equivalent or superior to 10% of its internal gross domestic product (GDP); or (b) perform relevant international activities, independently from the magnitude of the institution;

(ii)         Segment 2 is composed of multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) size below 10% of its internal GDP; and (b) other institutions of same magnitude equivalent or superior to 1% of its internal GDP;

(iii)        Segment 3 is composed of institutions with a size below 1% and equivalent or superior to 0.1% of its internal GDP;

(iv)        Segment 4 is composed of institutions of size below 0.1% of its internal GDP; and

(v)         Segment 5 is composed of (a) institutions with a size below 0.1% of its internal GDP that applies a simplified optional method for the verification of reference equity’s minimum requirements, except for multiservice banks, commercial banks, investment banks, foreign exchange banks and savings bank; and (b) institutions not subject to the verification of reference equity.

Secured real estate bill

In January 2017, the Central Bank enacted a public consultation regarding the secured real state bill (Letra Imobiliária Garantida – LIG – Brazilian covered bond), which aims to regulate the provisions of Law No. 13,097 of January 19, 2015. The secured real state bill would provide the sector with an alternative source of funding in an attempt to expand the real estate credit market in the next few years.

Passive provision for financial guarantees

On July 28, 2016, CMN enacted a new rule, establishing specific accounting procedures for the assessment and registration of passive provisions (provisão passiva) that financial institutions must create in respect of financial guarantees. The accounting procedures established by this regulation seek to align the Brazilian standards with IFRS. Such resolution is effective since January 1, 2017.

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

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

Besides that legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

Liquidity and fixed assets investment regime

In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital.

Lending limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital.

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

Risk weighted asset calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset (RWA) to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for calculation of RWA.

Financial bills

Law No. 12,838 of July 9, 2013 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions that do not comply with CMN capital requirements. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are:

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

Principles and institutional policy

On November 24, 2016, CMN enacted a new rule establishing principles and institutional policies that must be observed by financial institutions and other institutions authorized to operate by the Central Bank with respect to their relationship with clients and users of financial products and services. In addition to ethical principles, responsibility, transparency and diligence, other measures are required such as: (i) promoting an organizational culture that incentivizes a cooperative and balanced relationship with clients and users; (ii) granting fair and equitable treatment to clients and users; and (iii) promoting legitimacy and compliance of products and services provided by financial institutions. The regulation will become effective on November 24, 2017.

Establishment of a succession policy

On November 24, 2016, CMN enacted a new resolution requiring that financial institutions and other institutions authorized to operate by the Central Bank establish a succession policy for their management. The new regulation requires that the Board of Directors of the institutions approves, supervises and controls the process of planning such policy, which must expressly assign the positions conditioned to the succession policy, taking into consideration the institution’s structure, risk profile and business model. The succession policy shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions considering the following aspects: (i) conditions required by Brazilian law to exercise such positions; (ii) technical capacity; (iii) management capacity; (iv) interpersonal skills; (v) legislation and regulation knowledge regarding liability for their actions; and (vi) experience. The regulation provides for a phase-in implementation period from November 2016 to May 2017.

Code of Corporate Governance

In 2016, the Code of Corporate Governance for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) was edited. It sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of their principles, guidelines and actions. As a result of the edition of this Code, in December 2016 CVM submitted to public consultation the draft of a new ruling amending the current disclosure related ruling to adapt to the guidelines of the new Code. The new ruling probably will be applicable as from the end of the first semester of 2018.

Anti-corruption law

In January 2014, a new Brazilian anti-corruption law came into force which establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking financing with public entities and prohibition against participating in public biddings.

In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015.

The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer to:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLITICA_CORPORATIVA_DE_PREVENCAO_A_CORRUPCAO_ENGL.pdf where you can electronically access further details about our Anti-corruption Corporate Policy.

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/HF5_-_DOC_RI_2016_(ingles).pdf where you can electronically access further details about our Integrity and Ethics Corporate Policy and guidelines for situations of conflicts of interests.

Compensation of directors and officers of financial institutions

According to rules set forth by CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders.

Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

For further information, see section Our governance, item Corporate governance, Directors’ and senior management’s compensation.

Antitrust regulation

The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted for prior approval to CADE, the Brazilian antitrust authority, if the transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction prior to CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement and potential administrative proceedings. In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) other transactions which result in increased market share in the market segments they operate.

With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, the matter remains undefined. The uncertainty concerning whether CADE or the Central Bank should review and approve concentration acts involving financial institutions has resulted in financial institutions submitting for antitrust approval concentration acts in the banking sector not only to the Central Bank but also to CADE.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/ANTITRUST_CORPORATE_POLICY_RI_2015.pdf for further details about our Antitrust Corporate Policy.

Treatment of past due debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the following table:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1)   Our credit classification also takes into account the client´s credit profile, which may negatively impact the past due classification.

Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty (PD) by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2.4(d) X to our complete financial statements under IFRS. The risk levels are categorized as “lower risk”, “satisfactory”, “higher risk”, and “impaired” based on the probability of default, following an internal scaling, as set out in Note 36 to our complete financial statements under IFRS.

Bank insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either private-sector financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions: (i) temporary special administration regime (RAET), (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime.

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET

RAET is a less severe special regime which allows financial institutions to continue to operate. Its main effect is that the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

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

Payment of creditors in liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by FGC, FGC becomes an unsecured creditor of the estate in liquidation.

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

From January 1, 2017, this percentage reduces to 30%, and will reduce annually until it reaches 15% on January 1, 2020. In addition, until December 31, 2016, risk assignment between insurers and reinsurers belonging to the same economic group is limited to 20.0% of the premiums pertaining to each facultative or automatic contract. From January 1, 2017, this percentage has increased to 30%, and annually will increase until it reaches 75% on January 1, 2020.

Anti-money laundering regulation

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

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

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force – FATF and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions. These records should be kept up-to-date;

•	checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;

•	checking the origin of funds;

•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;

•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;

•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;

•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;

•	determining criteria for hiring personnel and offering anti-money laundering training for employees;

•	establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering;

•	establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;

•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);

•	requiring clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$100,000;

•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and

•	unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security Council.

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

Portability of credit transactions

The portability of credit transactions is regulated by the Central Bank since 2013. Portability consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called “debt purchases”.

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

At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the Central Bank published a new resolution establishing that debits made with credit cards cannot have a revolving credit feature for more than one payment period. Financial institutions may offer to those clients an installment credit with lower interest rates than the revolving credit line.

Leasing regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank of Brazil regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period.

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

Banking secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	the disclosure of information with the express consent of the interested parties;

•	the exchange of information between financial institutions for record purposes;

•	the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;

•	the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;

•	the disclosure of some information established by law to tax authority; and

•	the disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Digitalization of documents and record keeping

On March 31, 2016, CMN enacted a new resolution regulating the digitalization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank. The regulation authorizes those institutions to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. It also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document.

Ombudsman

In 2015, CMN and Central Bank updated the regulation about the Ombudsman’s Office for Financial Institutions subject to supervision. The Ombudsman’s Office has been mandatory since 2007 and is the main channel of customer assistance and mediation of conflicts monitored by the Central Bank.

In this update, the main duties of the Ombudsman’s Office were reinforced, to continue acting as a last resource within the company to resolve clients’ demands between clients and the institution, and to attend to complaints not resolved in our primary channels.

Every six months, the Ombudsman has to prepare a report about the most critical complaints, root cause analysis and action plans to improve customer experience. This report is submitted to upper management and audit committee, as well as to Central Bank.

The revised standard reduced SLAs from 15 to a maximum of 10 days from client’s complaints. It also demanded more transparency and highlight to contact information, telephone number for access to the Ombudsman’s Office on the internet and the need to publish a public report on the Ombudsman’s work.

Itaú Unibanco has been in compliance since the mandatory date of June 30, 2016.

Regulation of the brazilian securities market

According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as our company, are registered with CVM and are subject to information disclosure and reporting requirements.

Disclosure requirements

Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to register a “Reference Form” in its files. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.

Asset management regulation

The Brazilian asset management regulation requires a previous registration with CVM to perform the services of portfolio management and fund administration.

Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable for losses arising from either intentional acts or negligence in conducting their activities.

CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Funds of foreign investors

In March 2015, a new regulatory framework issued by CMN and CVM became effective regarding (i) foreign investment in the Brazilian financial and capital markets and (ii) depositary receipts.

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

The new regulation also amended the rules applicable to depositary receipts, by allowing the issuance of depositary receipts based on (i) any security issued by Brazilian companies registered with CVM (companhias abertas), in contrast to the previous rules which limited the issuance of depository receipts to equity securities, and (ii) credit instruments issued by financial institutions and other types of institutions registered with CVM and authorized by the Central Bank, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência).

Some of the changes implemented by CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the activities of legal representatives, to enlarge the scope of non-resident investor´s private transactions and to determine the exceptions of transfer between non-resident investors prohibited by CMN.

Internet and e-commerce regulation

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

In light of the increased use of electronic channels in the Brazilian banking industry, CMN has enacted a number of resolutions over the past few years in order to provide or establish:

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

On April 25, 2016, CMN enacted a regulation on the opening and closing of banking accounts by electronic means, without the restrictions described above. Banks must adopt procedures and controls to confirm and guarantee the client’s identity and the authenticity of the information required to open an account. The regulation permits the use of digital signatures and the collection of signatures through electronic devices. The procedures and technologies used in the opening and closing of electronically deposit accounts must observe:

I - integrity, authenticity and confidentiality of the information and electronic documents used;

II - protection against access, use, modification, reproduction and unauthorized destruction of information and electronic documents;

III - backup production of information and electronic documents; and

IV - tracking and auditing procedures and technologies used in the process.

Under the new regulation, customers must be afforded the option of closing banking accounts electronically.

Federal Law No. 12,965/2014 and Federal No. Decree 8,771/2016 establish the regulatory framework for internet services in Brazil and set forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality.

FEBRABAN, the Brazilian Federation of Banks, has issued a regulation on extending credit through remote channels (such as ATMs, call centers and internet banking), setting forth minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency.

Regulation on payment Agents and payment arrangements

A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e., the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019.

In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements.

Provision of financial services through electronic channels

On April 25, 2016, CMN enacted a new regulation, altering the exceptions to the general rule that obligates financial institutions to provide client access to traditional banking services channels, establishing that it is not required for collection and receipt services based on agreements that demand exclusively electronic channels.

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

Consumer Protection Code

The Brazilian Consumer Protection Code (CDC) sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

•	reverse burden of proof in court;

•	financial institutions must ensure that proper and clear information is provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose;

•	financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices;

•	financial institutions are liable for any damages caused to their consumers by misrepresentations in their publicity or information provided;

•	interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts;

•	collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and

•	amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistake, such as systemic failure or operational error.

Moreover, the Brazilian Congress is considering enacting legislation that, if signed into law as currently proposed, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing specified restrictions on the collection of amounts from final consumers. In addition, local or state legislatures may, from time to time, consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others have been proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

Regulation of independent auditors

In accordance with CMN regulation establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years.

CMN regulation also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months.

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

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by IASB. Please refer to Context, item Context of this report, About our financial information for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for audit of financial statements. Please refer to Our governance, item Audit Committee, for further details about fees and services of the main auditors.

Self regulators

We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and determined activities, as applicable. The self-regulatory entities that we are subject to are: Brazilian Association of Publicly-Held Companies (ABRASCA), Brazilian Association of Credit Cards and Services Companies (ABECS), Brazilian Financial and Capital Markets Association (ANBIMA), Brazilian Federation of Banks (FEBRABAN), amongst others.

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

Income tax for individuals and foreign investors

On September 22, 2015, the President of Brazil enacted Provisional Measure No. 692, or MP 692, converted into Law No. 13,259 of March 16, 2016, which aimed at increasing the flat 15% rate of the income tax levied on capital gains derived by individuals, certain corporations and foreign investors (individuals and corporations) as a result of the disposal of assets and rights in general exceeding R$5 million, by adopting a system of progressive rates that may reach a 22.5% tax rate (for positive results exceeding R$30 million). Since capital gains arising from transactions executed through a securities exchange are subject to specific tax rules, which are not included under the scope of Law No. 13,259, it is possible to sustain the position that the provisions of this rule should not apply to such transactions. This rule applies since January 1, 2017. If the stockholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime, the capital gains are still subject to the withholding income tax at a 25% rate.

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

Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income of non-financial companies is subject to PIS and COFINS at the rate of 0.65% and 4%, respectively, except for income from interest on capital, wich is subjected to PIS and COFINS at the rate of 1.65% and 7.6%, respectively.

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

A new tax law enacted on December 30, 2016 effected a number of changes with respect to the Brazilian tax on service ISS. Among a series of modifications to the ISS, the new law introduced a minimum tax rate of 2%. The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on new activities such as credit card and leasing operations but the President vetoed these changes. Following the legislative procedure, there is a possibility that the Brazilian Congress overturns the presidential veto.

Tax on financial transactions

The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the executive branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The following table summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)

Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate Maximum rate: 1.5% per day

Securities	IOF/Securities: zero to 1.5% as a general rule (possible to be higher) Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities - Derivatives: zero Maximum rate: 25%

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

To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. Gross proceeds from the sale of property that would yield U.S. source dividends or interest are subject to withholding beginning January 1, 2019.

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

More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the United States will automatically exchange annually, on a reciprocal basis, specific account holder information.

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

Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the so-called Common Reporting Standard (CRS) in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting (BEPS) Project, coordinated by the Organization for Economic Co-operation and Development (OECD). In connection therewith, an ancillary obligation called “e-financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, will be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.

Moreover, on May 6, 2016, Brazilian tax authorities issued Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities (CNPJ). This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted.

In addition, Normative Ruling No. 1,681 was enacted in December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in its turn is also expected to exchange such information with other countries’ tax authorities.

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

However, the right to convert dividend payments and proceeds from the sale of our shares in the Brazilian Market, into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment and foreign currency legislation. This legislation generally requires, among other things, documentary evidence that establishes the validity and the economic legitimacy of the exchange operation and that the relevant investment has registered with the Central Bank and CVM, as applicable.

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

The foreign direct investment (RDE-IED) enables non-resident investors to hold stock of companies, although it, limits the ability of the investor to negotiate such stocks in the Brazilian capital markets. On the other hand, the portfolio investment (RDE – Portfolio) entitles certain foreign investors to invest not only in stocks, but also in other financial assets and securities, and to engage in a variety of transactions available in the Brazilian financial and capital markets, provided that certain requirements of the regulation are fulfilled.

Registration under RDE – Portfolio affords favorable tax treatment to non-resident investors who are not residents or domiciled in tax haven jurisdictions, as defined by Brazilian tax laws.

Performance

Message from the Chief Finance Officer

Dear reader,

At Itaú Unibanco, we work to maintain a sustainable performance for the purpose of creating value to our many stakeholders. To this end, we seek a transparent and close relationship with our clients, commercial partners, stockholders, investors and agents from the capital markets, reporting, in a timely manner, our results, risks and strategies.

In order to become increasingly more accessible to the market, we invest in many communication initiatives. Some years ago, we combined our annual report, form 20-F, sustainability report and debt prospect in this Consolidated Annual Report so as to centralize and homogenize the way we present the bank’s relevant information. In 2016, we held 16 public meetings about our results, strategies and prospects through APIMEC (Association of Capital Markets Analysts and Investment Professionals) and we participated in 30 conferences and 9 road shows, in Brazil and abroad.

This report includes the history of the bank, its strategies, main businesses, risks and results over six sections. I invite you all to get to know a little bit more about the changes in the structure of our Executive Committee and its members in the Our Governance section. In the section on risk management, you can learn more about our Risk Culture, an important instrument to ensure that all our employees take conscious risks. Together with our policies, procedures and processes, our Risk Culture strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities. Also in this section, we describe our risk factors, which represent the main events that could significantly affect our business.

In the section on Performance, I invite you all to understand, in detail, the financial performance of Itaú Unibanco in 2016, which is presented in accordance with the International Financial Reporting Standards (IFRS). In it you will find the result of the application of the strategy described throughout this report by means of our main figures.

Today, we are the largest private bank in Latin America and one of the world’s 20 largest financial institutions in market value. We are present in 19 countries with a staff of more than 90,000 employees who work for the satisfaction of our clients. We have new challenges ahead of us and they encourage us to continue to build an increasingly more sustainable, transparent and technological bank.

In November 2016, we announced a number of changes to the bank’s Executive Committee, including my own appointment to the position of General Wholesale Officer. I wish Caio Ibrahim David, who takes over as CFO and CRO of Itaú Unibanco Holding, a great deal of success in his new journey.

Our team is always at the disposal of anyone interested in getting to know the bank better by means of the following communication channels: Investor Relations website (www.itau.com.br/relacoes-com-investidores) and our pages on Facebook (facebook.com/itauunibancori) and Twitter (@itauunibanco_ri). We appreciate any suggestions received in the e-mail address: relacoes.investidores@itau-unibanco.com.br.

I wish you all a good reading.

Best regards,

Eduardo Vassimon

CFO & CRO in 2016

Financial performance

Significant accounting policies

General information

The preparation of the consolidated financial statements included in this Consolidated Annual Report involves some assumptions that are based on our historical experience and other factors that we deem reasonable and material. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are uncertain by nature. The comments below describe those aspects that require significant judgment or involve a higher degree of complexity in the application of the accounting. Actual results may differ from those estimated under different variables, assumptions or conditions.

Use of estimates and assumptions

The preparation of complete financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the complete financial statements, as well as the reported amounts of revenue, expenses and gains and losses during the reporting period because the actual results may differ from those determined based on such estimates and assumptions.

All estimates and assumptions made by management are in accordance with IFRS and represent our best estimates made in conformity with applicable standards. Estimates and judgments are evaluated on an ongoing basis, based on past experience and other factors.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 2.3 – Critical Accounting Estimates and Judments, for further details.

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

•	Loans and leases analyzed on an individual basis (corresponding to our corporate portfolio) are individually analyzed for impairment. For those considered to be impaired, we determine the amount of the allowance based on the expected cash flows that the company that will receive from the loan. The loans analyzed on an individual basis that are not impaired are rated based on risk factors, and the inherent losses for each rating are estimated based on our historical experience, which involves judgments related to identifying risk factors and assigning a rating.

•	Loans analyzed on a portfolio basis (corresponding to the following portfolios: (i) Individuals, (ii) Very Small, Small and Medium Business and (iii) Foreign Units – Latin America) are further segregated into classes, when appropriate, based on their underlying risks and characteristics. The allowance for loan and lease losses is determined by portfolio based on historical experience, which also involves judgments and assumptions.

Many factors affect the estimate of losses in each of the categories for which we estimate the allowance on a portfolio basis, such as the methodology used to measure historical delinquency and the historical period to be used. Additionally, factors affecting the specific amount of the allowances to be recorded are subjective and include economic and political conditions, credit quality trends and volume and growth observed in each portfolio. We present information on our allowance for loan and lease losses in the following table:

Allowance for Loan and Leases Losses	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	26,844	22,392	22,235	25,713	23,873
Write-offs	(24,251)	(20,065)	(18,675)	(21,769)	(22,142)
Individuals	(13,682)	(11,235)	(12,668)	(13,541)	(12,317)
Credit card	(4,905)	(4,055)	(3,784)	(3,513)	(4,073)
Personal loans	(6,745)	(5,221)	(5,150)	(6,247)	(4,895)
Payroll loans	(1,273)	(622)	(429)	(480)	(472)
Vehicles	(709)	(1,294)	(3,254)	(3,263)	(2,840)
Mortgage loans	(50)	(43)	(51)	(38)	(37)
Corporate	(4,985)	(4,321)	(672)	(478)	(556)
Small and Medium Businesses	(4,267)	(3,981)	(4,992)	(7,573)	(9,209)
Foreign Loans Latin America	(1,317)	(528)	(343)	(177)	(60)
Expense Recognized in the Income Statement	24,379	24,517	18,832	17,856	23,982
Amount Recognized in the Balance Sheet at the end of period (1)	26,972	26,844	22,392	22,235	25,713
Recovery of loans written off as loss	3,742	4,779	5,054	5,061	4,663
Individuals	1,397	1,886	2,077	2,058	1,917
Credit card	450	590	663	653	515
Personal loans	426	563	577	525	427
Payroll loans	341	458	453	278	172
Vehicles	118	202	324	499	656
Mortgage loans	62	73	60	103	147
Corporate	929	1,537	1,642	1,602	1,380
Small and Medium Businesses	450	666	769	891	976
Foreign Loans Latin America	966	690	566	510	390
Net Write-offs	(20,509)	(15,286)	(13,621)	(16,708)	(17,479)
Ratio of Write-offs during the period to average loans outstanding during the period (%)	5.0	4.3	4.4	5.7	6.2
Ratio of net write-offs during the period to average loans outstanding during the period (%)	4.2	3.3	3.2	4.4	4.9
Ratio of allowance for loan losses to total loans and leases (%)	5.5	5.7	4.9	5.4	7.0

(1) The carrying amount of the individual loans increased by R$435 million in 2013 due to the acquisition of companies as explained in the Consolidated Financial Statements (IFRS).

During the year ended December 31, 2016, we wrote off a total amount of R$24,251 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.5%. The increase in loans written off from the prior year is due to the worsening macroeconomic scenario, mainly in Brazil.

During the year ended December 31, 2015, we wrote off a total amount of R$20,065 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.7%. The increase in loans written off from the prior year is due to the worsening macroeconomic scenario, mainly in Brazil.

During the year ended December 31, 2014, we wrote off a total amount of R$18,675 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 4.9%. The decrease in loans written off from the previous year from the prior year is a result of the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels compared to the previous year.

During the year ended December 31, 2013, we wrote off a total amount of R$21,769 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.4%. The decrease in loans written off is a result of the adoption of a policy of stricter selectivity in origination, which gave rise to lower default levels compared to the previous year.

During the year ended December 31, 2012, we wrote off a total amount of R$22,142 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 7.0%. This represents an increase in loans written off from the loans written off for the year ended December 31, 2011, when we wrote off a total amount of R$ 16,159 million. This increase is due to the increase in defaults in 2011 and beginning of 2012, associated with the increase in the volume of our portfolio of credit card, personal loans, small and medium businesses.

Fair value of financial instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as held-for-trading and available-for-sale as well as other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our complete financial statements. We present information on the fair value of our financial instruments in the following table as of December 31, 2016, 2015 and 2014.

	As of December 31,
Financial instruments recorded at fair value	2016	2015	2014
	(In millions of R$, except percentages)
Assets
Held-for-trading	204,648	164,311	132,944
Designated at fair value through profit or loss	1,191	642	733
Derivatives	24,231	26,755	14,156
Available-for-sale	88,277	86,045	78,360
Total	318,347	277,753	226,193
Share (derivatives / total)	7.6%	9.6%	6.3%
Liabilities
Held-for-trading	519	412	520
Derivatives	24,698	31,071	17,350
Total	25,217	31,483	17,870
Share (derivatives / total)	97.9%	98.7%	97.1%

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

•	Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;

•	Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and

•	Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date. We present information on our level 3 financial instruments in the following table as of December 31, 2016, 2015 and 2014.

	As of December 31,
Level 3	2016	2015	2014
	(In millions of R$, except percentages)
Held-for-trading	1,005	60	790
Available-for-sale securities	9,534	4,259	5,404
Net position of derivatives	461	1,218	77
Total	11,000	5,537	6,271
(Held-for-trading + Available-for-sale securities) / Total Level 3	95.8%	78.0%	98.8%

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 31 – Fair Value of Financial Instruments for further details.

Judgments are also required to determine whether there is objective evidence that a financial asset or a group of financial assets is impaired. If there is any evidence of impairment for available-for-sale or held-to-maturity financial assets, the cumulative loss, measured as the difference between the acquisition cost and current fair value, is recognized in the statement of income. The primary factors that are used by management to determine whether there is objective evidence that a financial asset is impaired include the observed period of the loss, the level of the loss, whether we were required to sell the securities before the recovery and the expectation, on the date of analysis, of the possibility of realization of the security. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details about other significant accounting policies.

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

Contingencies are classified as follows, based on likelihood of loss:

•	Probable: liabilities are recognized under “provisions” on our consolidated balance sheet;

•	Possible: liabilities are disclosed in our complete financial statements but no provisions are recorded; and

•	Remote: liabilities do not require provision or disclosure.

Contingent liabilities for which provisions are recorded and those classified as having a “possible” likelihood of loss are evaluated based on our best estimates, using models and criteria that allow for their proper evaluation despite the uncertainty that is inherent to terms and amounts.

Significant changes in accounting standards

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 2.2 – New accounting standards and new accounting standards changes and interpretations for further details about information on significant changes in accounting standards.

Accounting practices adopted in Brazil

Our books and records are maintained in Brazilian reais, the official currency in Brazil, and our complete financial statements, for statutory and regulatory purposes, are prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN) (“Brazilian GAAP”). The accounting principles and standards generally applicable under Brazilian GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee (CPC), which started issuing standards in 2007, and by the Federal Accounting Council. In the case of companies subject to regulation by the BACEN, such as Itaú Unibanco Holding, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.

Regulation applicable to the presentation of the complete financial statements

Brazilian regulations establish specific rules for the consolidation of complete financial statements by financial institutions. Under current BACEN regulations, financial institutions, except for credit cooperatives, are required to prepare consolidated financial statements including investments directly or indirectly held in other companies, individually or jointly controlled, and with respect to which such financial institutions have (i) the right to appoint or designate the majority of the company’s board of directors; (ii) the right to appoint or remove the majority of the company’s executives and directors; and/or (iii) operational or shareholding control. These regulations apply to the entire group to which a financial institution belongs.

Assets

Portfolio of securities and derivative financial instruments

General information

We present below our portfolio of held-for-trading financial assets, available-for-sale financial assets, held-to-maturity financial assets and derivative financial instruments as of December 31, 2016, 2015 and 2014.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see section Performance, item complete financial statement (IFRS), Note 13 – Investments in associates and joint ventures. Held-for-trading and available-for-sale financial assets are stated at fair value and held-to-maturity financial assets are stated at amortized cost. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 2 – Significant Accounting Policies for further details.

As of December 31, 2016, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$221,973 million and R$222,331 million, respectively, which represented 164.92% of our consolidated stockholders’ equity as of that date. As of December 31, 2016, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on BM&FBovespa.

Held-for-trading

Listed below are the assets acquired and accrued mainly for the purpose of selling in the short term or when they are part of a portfolio of financial instruments that are managed as a whole and for which there is a recent history of sales in the short term. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 7 – Financial Assets Held for Trading and Designated at Fair Value Through Profit or Loss, for further details.

	As of December 31,
	2016	% of total	2015	% of total	2014	% of total
	(In millions of R$, except percentages)
Held-for-trading financial assets	204,648	100.0	164,311	100.0	132,944	100.0
Investment funds	1,173	0.6	1,051	0.6	870	0.7
Government securities - domestic	165,349	80.8	121,484	73.9	88,307	66.4
Brazilian government securities	160,024	78.2	117,053	71.2	86,393	65.0
Brazilian external debt bonds	5,325	2.6	4,431	2.7	1,914	1.4
Government securities - abroad	3,735	1.8	1,149	0.7	1,540	1.2
Argentina	651	0.3	696	0.4	628	0.5
United States	78	0.0	132	0.1	448	0.3
Mexico	6	0.0	3	0.0	3	0.0
Chile	127	0.1	36	0.0	132	0.1
Paraguay	88	0.0	68	0.0	128	0.1
Uruguay	32	0.0	40	0.0	41	0.0
Colombia	2,669	1.3	72	0.0	88	0.1
Other	84	0.0	102	0.1	72	0.1
Corporate securities	34,391	16.8	40,627	24.7	42,227	31.8
Shares	2,491	1.2	2,161	1.3	2,351	1.8
Securitized real estate loans	-	-	-	-	1	-
Bank deposit certificates	1,824	0.9	2,583	1.6	3,281	2.5
Debentures	3,190	1.6	4,522	2.8	4,243	3.2
Eurobonds and other	662	0.3	991	0.6	1,061	0.8
Financial credit bills	25,893	12.6	30,367	18.5	30,711	23.1
Promissory Notes	-	-	-	-	577	0.4
Other	331	0.2	3	0.0	2	0.0
Held-for-trading financial assets as a percentage of total assets	15.1%		12.9%		11.8%

We note that Brazilian government securities represented over 78.2% of our portfolio of held-for-trading financial assets in 2016. Brazilian government securities classified as Held-for-Trading represented 11.8% of our total assets in the same period. Please see Our risk management, item Risk factors, we have significant exposure to Brazilian federal government debt.

Available-for-sale

Listed below are financial assets that, according to management’s understanding, may be sold in response to, or before changes in, market conditions and are not classified as financial assets at fair value through profit or loss, loans and receivables or held to maturity. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 10 – Available for Sale Financial Assets, for further details.

	As of December 31,
	2016	% of total	2015	% of total	2014	% of total
	(In millions of R$, except percentages)
Available-for-sale financial assets	88,277	100.0	86,045	100.0	78,360	100.0
Investment funds	42	0.0	218	0.3	141	0.2
Government securities - domestic	32,003	36.3	29,108	33.8	25,625	32.7
Brazilian government securities	17,938	20.3	11,796	13.7	14,391	18.4
Brazilian external debt bonds	14,065	15.9	17,312	20.1	11,234	14.3
Government securities - abroad	14,472	16.4	9,883	11.5	8,619	11.0
United States	1,427	1.6	2,022	2.3	726	0.9
Italy	-	-	-	-	70	0.1
Denmark	819	0.9	2,548	3.0	2,699	3.4
Spain	923	1.0	1,060	1.2	783	1.0
Korea	2,673	3.0	1,626	1.9	1,782	2.3
Chile	5,844	6.6	1,407	1.6	1,119	1.4
Paraguay	1,111	1.3	912	1.1	849	1.1
Uruguay	411	0.5	178	0.2	243	0.3
Colombia	1,155	1.3	-	-	-	-
Belgium	-	-	-	-	57	0.1
France	-	-	-	-	133	0.2
Netherlands	101	0.1	122	0.1	151	0.2
Other	8	0.0	8	0.0	7	0.0
Corporate securities	41,760	47.3	46,836	54.4	43,975	56.1
Shares	1,385	1.6	928	1.1	1,999	2.6
Securitized real estate loans	2,095	2.4	2,037	2.4	2,522	3.2
Bank deposit certificates	2,641	3.0	1,573	1.8	1,281	1.6
Debentures	21,170	24.0	22,835	26.5	20,245	25.8
Eurobonds and others	7,715	8.7	10,112	11.8	6,707	8.6
Promissory notes	2,173	2.5	991	1.2	1,397	1.8
Rural Product Note	1,425	1.6	1,130	1.3	1,408	1.8
Financial credit bills	2,816	3.2	6,846	8.0	8,005	10.2
Other	340	0.4	384	0.4	411	0.5
Available-for-sale financial assets as a percentage of total assets	6.5%		6.7%		7.0%

Brazilian government securities and corporate securities represented 20.3% and 47.3%, respectively, of our portfolio of available-for-sale financial assets in 2016. Brazilian government securities and corporate securities classified as available-for-sale financial assets, which are used as a hedge for our subordinated debt portfolio, represented 1.3% and 3.1%, respectively, of our total assets in the same period.

Held-to-maturity

Listed below are non-derivative financial assets that with respect to which we have the intention and financial ability to held to maturity. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 11– Held to Maturity Financial Assets, for further details.

	As of December 31,
	2016	% of total	2015	% of total	2014	% of total
	(In millions of R$, except percentages)
Held-to-maturity financial assets	40,495	100.0	42,185	100.0	34,434	100.0
Government securities – domestic	24,979	61.7	26,509	62.9	20,859	60.6
Brazilian government securities	12,937	31.9	11,721	27.8	10,555	30.7
Brazilian external debt bonds	12,042	29.7	14,788	35.1	10,304	29.9
Government securities – abroad	539	1.3	15	-	26	0.1
Corporate securities	14,977	37.0	15,661	37.1	13,549	39.3
Debentures	12	0.0	-	-	-	-
Eurobonds and others	18	0.0	4	0.0	2	0.0
Securitized real estate loans	14,487	35.8	15,657	37.1	13,547	39.3
Others	460	1.1	-	-	-	-
Held-to-maturity financial assets as a percentage of total assets	3.0%		3.3%		3.1%

Derivatives

Derivatives are classified on the date of their acquisition in accordance with management’s intention to use them as a hedging instrument, as determined by Brazilian regulations. Please refer to section Performance, item Complete Financial Statements

(IFRS), Note 8 – Derivatives, for further details. Our derivatives portfolio (assets and liabilities) is composed of futures, forwards, swaps, options and credit derivatives, as stated in the following table:

	As of December 31,
Derivative Financial Instruments	2016	% of total	2015	% of total	2014	% of total
	(In millions of R$, except percentages)
Assets
Futures Contracts	127	0.5	529	2.0	-	-
Options premiums	4,792	19.8	5,583	20.9	2,872	20.2
Forwards (onshore)	4,971	20.5	3,166	11.8	2,394	16.9
Swaps - difference receivable	10,542	43.5	9,147	34.2	4,816	34.0
Credit derivatives - financial Institutions	181	0.7	614	2.3	122	0.9
Forwards (offshore)	3,459	14.3	3,430	12.8	2,106	14.9
Check of Swap - companies	88	0.4	355	1.3	93	0.7
Others	71	0.3	3,931	14.7	1,753	12.4
Total derivative financial instruments assets	24,231	100.0	26,755	100.0	14,156	100.0
Derivative financial instruments as percentage of total assets	1.8%		2.1%		1.3%
Liabilities
Futures Contracts	-	-	-	-	(354)	2.0
Options premiums	(4,552)	18.4	(5,783)	18.6	(3,057)	17.6
Forwards (onshore)	(3,530)	14.3	(833)	2.6	(682)	3.9
Swaps - difference payable	(13,221)	53.5	(16,331)	52.6	(9,534)	55.0
Credit derivatives - financial Institutions	(147)	0.6	(875)	2.8	(179)	1.1
Forwards (offshore)	(2,825)	11.5	(3,142)	10.1	(1,693)	9.8
Check of swap - Companies	(353)	1.4	(545)	1.8	(229)	1.3
Other - Companies	(70)	0.3	(3,562)	11.5	(1,622)	9.3
Total derivative financial instruments liabilities	(24,698)	100.0	(31,071)	100.0	(17,350)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder’s equity	1.8%		2.4%		1.5%

	As of December 31, 2016
Distribution of our financial assets by maturity	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)
	(In millions of R$, except percentages)
Held-for-trading financial assets, at fair value	3,206		31,000		118,050		42,284		10,108		204,648
Investment funds (1)	1,056	-	116	-	-	-	-	-	-	-	1,173	-
Government securities - domestic	-		12,948		101,012		41,398		9,991		165,349
Brazilian government securities	-	-	12,172	2.6	97,805	1.9	40,174	1.4	9,872	0.5	160,024	1.8
Brazilian external debt bonds	-	-	775	0.6	3,207	8.4	1,223	3.0	119	22.9	5,325	6.3
Government securities - abroad	-		2,121	-	1,271	-	269	-	74	-	3,735
Argentina	-	-	618	2.2	30	5.6	3	6.3	0	6.8	651	2.3
United States	-	-	78	0.1	-	-	-	-	-	-	78	0.1
Mexico	-	-	-	-	3	11.0	1	5.4	2	16.8	6	12.3
Chile	-	-	5	-	87	0.4	25	0.1	9	-	127	0.3
Paraguay	-	-	88	0.1	-	-	-	-	-	-	88	0.1
Uruguay	-	-	31	4.0	-	-	0	18.4	1	13.5	32	4.2
Colombia	-	-	1,247	1.6	1,123	2.1	240	4.4	60	3.9	2,669	2.1
Other	-	-	55	-	28	0.0	-	-	1	32.4	84	0.3
Corporate securities	2,491		15,473	-	15,767	-	617	-	43	-	34,391
Shares	2,491	-	-	-	-	-	-	-	-	-	2,491	0.0
Bank deposit certificates	-	-	1,806	1.4	18	0.1	-	-	-	-	1,824	1.4
Debentures	-	-	460	0.3	2,490	6.8	240	19.4	-	-	3,190	6.8
Eurobonds and other	-	-	299	1.9	241	2.9	79	2.5	43	1.1	662	2.3
Financial credit bills	-	-	12,907	0.8	12,978	2.5	7	-	-	-	25,893	1.6
Other	-	-	-	-	40	0.0	291	1.0	-	-	331	0.9
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	-		1,191		-		-		-		1,191
Derivatives	-		14,111		6,940		3,180				24,231
Available-for-sale financial assets, at fair value	1,375		22,261		38,969		12,329		13,343		88,277
Investment funds (1)	42	-	-	-	-	-	-	-	-	-	42	-
Government securities - domestic	100	-	3,568	-	10,116		8,116		10,203		32,003	-
Brazilian government securities	-	-	1,708	11.5	6,686	5.6	3,668	13.5	5,876	17.0	17,938	11.5
Brazilian external debt bonds	-	-	1,860	2.8	3,429	8.9	4,448	11.2	4,328	34.2	14,065	16.5
Government securities - abroad	-	-	5,896	-	7,758		795		23		14,472
Argentina	-	-	0	76.5	-	-	-	-	-	-	-	-
United States	-	-	481	0.2	885	0.5	61	0.6	-	-	1,427	0.4
Denmark	-	-	819	0.5	-	-	-	-	-	-	819	0.5
Spain	-	-	682	1.8	241	0.2	-	-	-	-	923	1.4
Korea	-	-	2,024	1.2	649	1.0	-	-	-	-	2,673	1.1
Chile	-	-	692	0.4	4,851	0.4	278	0.4	23	0.5	5,844	0.4
Paraguay	-	-	853	4.2	258	2.8	-	-	-	-	1,111	3.9
Uruguay	-	-	235	6.6	119	0.5	56	0.8	1	0.9	411	4.0
Colombia	-	-	-	-	755	3.9	400	3.0	-	-	1,155	3.6
Netherlands	-	-	101	-	-	-	-	-	-	-	101	-
Other	-	-	8	0.4	-	-	0	-	-	-	8	0.4
Corporate securities	1,385	-	12,745	-	21,096		3,418		3,116		41,760
Shares	1,385	-	-	-	-	-	-	-	-	-	1,385	-
Securitized real estate loans	-	-	-	-	-	-	-	-	2,095	1.3	2,095	1.3
Bank deposit certificates	-	-	2,469	0.3	152	1.2	20	2.0	-	-	2,641	0.3
Debentures	-	-	1,960	10.5	15,152	4.0	3,218	3.5	840	4.3	21,170	4.6
Eurobonds and others	-	-	3,659	1.4	3,876	0.9	180	1.0	-	-	7,715	1.1
Promissory notes	-	-	1,731	6.8	442	1.1	-	-	-	-	2,173	5.6
Rural product note	-	-	476	0.4	801	0.2	-	-	148	0.0	1,425	0.2
Financial credit bills	-	-	2,383	22.1	433	5.6	-	-	-	-	2,816	19.5
Other	-	-	67	7.6	240	1.1	-	-	33	49.8	340	7.1
Held-to-maturity financial assets, at amortized cost	-		2,498		19,376		10,957		7,664		40,495
Government securities - domestic	-	-	1,115	-	16,355		4,599		2,911		24,979
Brazilian government securities	-	-	276	47.2	9,750	19.6	-	-	2,911	39.5	12,937	24.7
Brazilian external debt bonds	-	-	839	2.8	6,605	8.2	4,599	22.4	-	-	12,042	13.3
Government securities - abroad	-	-	526	-	-		-		13		539	-
Colombia	-	-	526	0.6	-	-	-	-	-	-	526	0.6
Uruguay	-	-	-	-	-	-	-	-	13	-	13	-
Corporate securities	-	-	858	-	3,021		6,358		4,740		14,977	-
Debentures	-	-	-	-	-	-	12	84.1	-	-	12	85.8
Eurobonds and others	-	-	-	-	-	-	18	0.1	-	-	18	0.1
Securitized real estate loans	-	-	399	21.6	3,020	8.8	6,328	2.1	4,740	0.3	14,487	3.4
Other	-	-	459	0.5	1	-	-	-	-	-	460	0.5

(1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

	Fair Value				Amortized cost
Distribution of our financial assets by currency	Held-for-trading financial assets	Financial assets designated at fair value	Derivatives	Available-for-sale financial assets	Held-to-maturity financial assets	Total
	(In millions of R$)
As of December 31, 2016	204,648	1,191	24,231	88,277	40,495	358,842
Denominated in Brazilian currency	191,250	1,191	10,710	52,859	27,436	283,446
Denominated in Brazilian currency and indexed by foreign currency (1)	2,653	-	4,634	670	-	7,957
Denominated in foreign currency (1)	10,745	-	8,887	34,748	13,059	67,439
As of December 31, 2015	164,311	642	26,755	86,045	42,185	319,938
Denominated in Brazilian currency	154,737	505	7,445	51,621	27,378	241,686
Denominated in Brazilian currency and indexed by foreign currency (1)	3,043	-	10,044	791	-	13,878
Denominated in foreign currency (1)	6,531	137	9,266	33,633	14,807	64,374
As of December 31, 2014	132,944	733	14,156	78,360	34,434	260,627
Denominated in Brazilian currency	126,404	626	5,519	55,152	24,102	211,803
Denominated in Brazilian currency and indexed by foreign currency (1)	2,190	-	2,948	571	-	5,709
Denominated in foreign currency (1)	4,350	107	5,689	22,637	10,332	43,115

(1) Predominantly U.S. dollars.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the following table presents the composition of our derivative financial instruments on December 31, 2016 in reais and in foreign currency, including the instruments denominated in foreign currencies. For the notional amount of derivative financial instruments, please refer to section Performance, item Complete Financial Statements (IFRS), Note 8 - Derivatives.

	As of December 31, 2016
Derivative financial instruments (notional amounts)	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts
Buy (Sale) commitments, net	3,128	(7,574)	(4,446)
Forward contracts
Buy (Sale) commitments, net	(10,990)	17,256	6,266
Future contracts
Buy (Sale) commitments, net	(225,845)	(39,578)	(265,423)
Option contracts
Buy (Sale) commitments, net	22,927	4,152	27,079
Others
Buy (Sale) commitments, net	410	(624)	(214)

Exposure to GIIPS

Our gross exposure to the sovereign bonds of GIIPS (Greece, Ireland, Italy, Portugal and Spain) countries, as well as to corporate clients and financial institutions domiciled in those countries as of December 31, 2016, is set forth in the following table:

	As of December 31, 2016
Segment	Credit	Co-obligation	Sovereign	Bond	Derivative	Total Exposure
	(In millions of R$)
Italy
Corporate	106	-	-	-	-	106
Financial	-	3	-	-	-	3
Portugal
Corporate	111	-	-	-	-	111
Financial	-	-	-	-	-	-
Spain
Corporate	838	269	-	-	3	1,110
Financial	-	184	923		8	1,115
Total	1,055	456	923	-	11	2,445

The total gross exposure presented above, primarily related to our exposure to corporate credits, amounted to R$1,055 million as of December 31, 2016, and with co-obligations in the amount of R$456 million. The exposure presented above has been calculated based on our estimated realizable value, which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties, in which case the amount corresponds to the outstanding debt. Our derivatives related to GIIPS countries amounted to R$11 million as of December 31, 2016.

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

Required reserve deposits	Regulation (1)	Yield	2016	2015	2014
Demand Deposits
Compulsory	Circular No. 3,632	Zero	45%	45%	45%
Additional Compulsory	Circular No. 3,655	SELIC	0%	0%	0%
Rural (2)	Resolution No. 4,096	Zero	34%	34%	34%
Microcredit (2)	Resolution No. 4,000	Zero	2%	2%	2%
Savings Accounts (3)
Compulsory	Circular No. 3,093	TR + 6.17% p.a.	24.5%	24.5%	20%
Additional Compulsory	Circular No. 3,655	SELIC	5.5%	5.5%	10%
Real estate financing (2)	Resolution No. 3,932	Zero	65%	65%	65%
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Circular No. 3,569	SELIC	25%	25%	20%
Additional Compulsory	Circular No. 3,655	SELIC	11%	11%	11%

(1)	Most recent regulation on the matter.
(2)	This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.
(3)	Remuneration on funds in savings deposits:

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

On December 31, 2016, we recorded an amount of R$85,700 million in compulsory deposits in cash compared to R$66,556 million on December 31, 2015 and R$82,698 million in interest-bearing deposits compared to R$62,766 million on December 2015, as indicated in the following table. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 5 – Central Bank Compulsory Deposits for further details.

	2016		2015		2014
Required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
	(In millions of R$, except percentages)
Non-interest bearing deposits (1)	3,002	3.5	3,790	5.7	3,392	5.4
Interest-bearing deposits (2)	82,698	96.5	62,766	94.3	59,714	94.6
Total	85,700	100.0	66,556	100.0	63,106	100.0

(1)	Mainly related to demand deposits.
(2)	Mainly related to time and savings deposits.

Loan and lease operations

Most of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 47.1% of our credit portfolio consists of transactions with fixed interest rates and 52.9% of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans abroad represented 34.1%, 27.1% and 24.7% of our loan portfolio as of December 31, 2016, 2015 and 2014, respectively, see section Performance, item Complete Financial Statements (IFRS), Note 36 – Management of financial risks – 5. Credit risk exposure.

Loan and lease operations by type

The following table sets out the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans;

•	The Corporate portfolio consists primarily of loans made to large corporate clients;

•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies; and

•	The Foreign Loans – Latin America portfolio consists primarily of loans granted primarily to individuals by our operations in Argentina, Chile, Paraguay and Uruguay.

	2016		2015		2014
Loan and Lease Operations, by type (1)	Loan	Allowance	Loan	Allowance	Loan	Allowance
	(In millions of R$)
Individuals	183,147	14,259	187,220	14,717	185,953	13,385
Credit card	59,022	3,693	58,542	4,141	59,321	3,740
Personal loans	25,813	7,756	28,396	8,330	27,953	7,024
Payroll Loans	44,636	2,108	45,434	1,319	40,525	1,107
Vehicles	15,434	644	20,058	874	29,047	1,469
Mortgage loans	38,242	58	34,790	53	29,107	45
Corporate	121,754	5,862	152,527	6,459	147,002	3,114
Small and Medium Businesses	58,935	4,743	66,038	4,809	68,838	5,158
Foreign Loans Latin America	126,530	2,108	68,463	859	50,638	735
Total Loan operations and lease operations portfolio	490,366	26,972	474,248	26,844	452,431	22,392

(1) We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$19,942 million, R$19,458 million and R$16,514 million as of December 31, 2016, 2015 and 2014, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$4,225 million, R$3,417 million and R$3,346 million as of December 31,2016, 2015 and 2014, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations. The interest income foregone on our non-accrual loans net of allowance for loan losses for 2016, 2015 and 2014 was R$2,017 million, R$1,882 million and R$1,623 million, respectively.

Loan and lease operations by maturity

The following table sets out the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	12/31/2016
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	29,843	22,919	16,934	18,401	55,700	30,254	174,051
Credit card	23,093	16,972	9,185	4,237	199	-	53,686
Personal loans	4,353	1,788	1,986	3,414	11,188	238	22,967
Payroll loans	1,388	2,551	3,571	6,552	28,279	1,854	44,195
Vehicles	705	1,236	1,693	3,113	8,290	20	15,057
Mortgage loans	304	372	499	1,085	7,744	28,142	38,146
Corporate	12,970	13,645	15,232	20,627	48,332	9,528	120,334
Small and Medium Businesses	10,388	11,661	6,619	9,566	17,952	292	56,478
Foreign Loans Latin America	14,144	14,743	11,903	13,641	40,798	27,431	122,660
Total (1)	67,345	62,968	50,688	62,235	162,782	67,505	473,523

(1) Includes R$9,085 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2015
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
				(In millions of R$)
Individuals	29,539	23,792	18,033	20,223	57,797	27,682	177,066
Credit card	21,997	16,998	9,193	4,174	161	-	52,523
Personal loans	4,924	2,115	2,314	4,060	11,766	164	25,343
Payroll loans	1,395	2,591	3,651	6,692	28,779	1,935	45,043
Vehicles	978	1,760	2,414	4,301	9,974	21	19,448
Mortgage loans	245	328	461	996	7,117	25,562	34,709
Corporate	16,696	17,094	16,745	22,944	63,454	13,711	150,644
Small and Medium Businesses	12,121	12,862	7,248	10,475	20,539	368	63,613
Foreign Loans Latin America	8,611	7,673	8,045	7,370	19,304	16,326	67,329
Total (1)	66,967	61,421	50,071	61,012	161,094	58,087	458,652

(1) Includes R$8,399 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2014
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	29,985	25,941	20,510	23,392	54,906	22,651	177,385
Credit card	21,658	17,658	9,841	4,740	217	-	54,114
Personal loans	5,137	3,074	3,488	5,346	8,749	18	25,812
Payroll loans	1,259	2,328	3,290	6,082	25,614	1,744	40,317
Vehicles	1,482	2,516	3,496	6,348	14,267	1	28,110
Mortgage loans	449	365	395	876	6,059	20,888	29,032
Corporate	14,481	20,141	15,446	21,392	61,447	12,710	145,617
Small and Medium Businesses	9,934	15,147	7,993	11,577	21,563	364	66,578
Foreign Loans Latin America	7,494	5,703	5,394	5,388	14,055	11,743	49,777
Total (1)	61,894	66,932	49,343	61,749	151,971	47,468	439,357

(1) Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2016
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	1,704	931	859	2,318	3,231	53	9,096	183,147	(14,259)	168,888
Credit card	937	443	446	1,273	2,236	1	5,336	59,022	(3,693)	55,329
Personal loans	514	352	319	846	800	15	2,846	25,813	(7,756)	18,057
Payroll loans	71	53	48	116	123	30	441	44,636	(2,108)	42,528
Vehicles	145	64	37	69	60	2	377	15,434	(644)	14,790
Mortgage loans	37	19	9	14	12	5	96	38,242	(58)	38,184
Corporate	484	238	201	161	315	21	1,420	121,754	(5,862)	115,892
Small and Medium Businesses	481	301	223	619	799	34	2,457	58,935	(4,743)	54,192
Foreign Loans Latin America	2,170	523	329	386	414	48	3,870	126,530	(2,108)	124,422
Total (2)	4,839	1,993	1,612	3,484	4,759	156	16,843	490,366	(26,972)	463,394

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$10,857 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2015
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	1,840	1,000	1,014	2,708	3,557	35	10,154	187,220	(14,717)	172,503
Credit card	979	418	551	1,598	2,466	7	6,019	58,542	(4,141)	54,401
Personal loans	540	406	347	876	875	9	3,053	28,396	(8,330)	20,066
Payroll loans	72	51	44	103	105	16	391	45,434	(1,319)	44,115
Vehicles	220	109	64	118	98	1	610	20,058	(874)	19,184
Mortgage loans	29	16	8	13	13	2	81	34,790	(53)	34,737
Corporate	825	130	125	560	238	5	1,883	152,527	(6,459)	146,068
Small and Medium Businesses	557	314	267	623	647	17	2,425	66,038	(4,809)	61,229
Foreign Loans Latin America	649	120	64	118	148	35	1,134	68,463	(859)	67,604
Total (2)	3,871	1,564	1,470	4,009	4,590	92	15,596	474,248	(26,844)	447,404

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$11,059 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2014
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	1,844	910	791	1,980	2,972	71	8,568	185,953	(13,385)	172,568
Credit card	990	467	422	1,166	2,114	48	5,207	59,321	(3,740)	55,581
Personal loans	433	240	243	574	645	6	2,141	27,953	(7,024)	20,929
Payroll loans	56	30	24	50	42	6	208	40,525	(1,107)	39,418
Vehicles	333	161	95	179	161	8	937	29,047	(1,469)	27,578
Mortgage loans	32	12	7	11	10	3	75	29,107	(45)	29,062
Corporate	697	51	99	261	274	3	1,385	147,002	(3,114)	143,888
Small and Medium Businesses	488	249	243	559	681	40	2,260	68,838	(5,158)	63,680
Foreign Loans Latin America	449	86	56	126	103	41	861	50,638	(735)	49,903
Total (2)	3,478	1,296	1,189	2,926	4,030	155	13,074	452,431	(22,392)	430,039

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$8,981 million related to overdue installments of the non-accrual loans.

Loan and lease operations by interest rate

The following table sets out the classification of our credit portfolio into fixed and variables rates, including non-overdue and overdue installments:

	12/31/2016
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	21,082	28,062	22,294	28,525	90,341	64,232	254,536
Fixed rates	46,263	34,906	28,394	33,710	72,441	3,273	218,987
Total (1)	67,345	62,968	50,688	62,235	162,782	67,505	473,523

(1) Includes R$9,085 million related to non-overdue installments of the non-accrual loans.

	12/31/2015
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	17,424	23,010	19,880	24,869	79,466	53,659	218,308
Fixed rates	49,543	38,411	30,191	36,143	81,628	4,428	240,344
Total (1)	66,967	61,421	50,071	61,012	161,094	58,087	458,652

(1) Includes R$8,399 million related to non-overdue installments of the non-accrual loans.

	12/31/2014
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	13,506	23,137	15,346	21,499	66,894	42,765	183,147
Fixed rates	48,388	43,795	33,997	40,250	85,077	4,703	256,210
Total (1)	61,894	66,932	49,343	61,749	151,971	47,468	439,357

(1) Includes R$7,533 million related to non-overdue installments of the non-accrual loans.

	12/31/2016
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	2,513	795	512	506	686	76	5,088	259,624
Fixed rates	2,326	1,198	1,100	2,978	4,073	80	11,755	230,742
Total (2)	4,839	1,993	1,612	3,484	4,759	156	16,843	490,366

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$10,857 million related to overdue installments of the non-accrual loans.

	12/31/2015
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	1,166	240	156	531	347	39	2,479	220,786
Fixed rates	2,705	1,324	1,314	3,478	4,243	53	13,117	253,462
Total (2)	3,871	1,564	1,470	4,009	4,590	92	15,596	474,248

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$11,059 million related to overdue installments of the non-accrual loans.

	12/31/2014
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	972	146	164	375	324	44	2,025	185,172
Fixed rates	2,506	1,150	1,025	2,551	3,706	111	11,049	267,259
Total (2)	3,478	1,296	1,189	2,926	4,030	155	13,074	452,431

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$8,981 million related to overdue installments of the non-accrual loans.

Loan and lease operations by economic activity

The following table sets out the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower:

	12/31/2016		12/31/2015		12/31/2014
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Public sector	3,051	0.6	3,182	0.7	4,389	1.0
Industry and commerce	112,067	22.8	125,386	26.5	116,506	25.7
Services	118,102	24.1	104,226	22.0	99,855	22.1
Natural resources	24,362	5.0	25,306	5.3	23,345	5.2
Individuals	229,945	46.9	213,622	45.0	206,094	45.5
Other sectors	2,839	0.6	2,526	0.5	2,242	0.5
Total	490,366	100.0	474,248	100.0	452,431	100.0

On December 31, 2016, there was no concentration of loan and lease operations exceeding 10% of the total portfolio that had not been disclosed in a category of loan and losses.

Loan and lease operations by concentration

The following table presents the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors:

	12/31/2016		12/31/2015		12/31/2014
	Loan	% of Loan	Loan	% of Loan	Loan	% of Loan
Concentration	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio
	(In millions of R$, except percentages)
Largest debtor	3,543	0.7	4,615	1.0	4,032	0.9
10 largest debtors	21,609	4.4	27,173	5.7	23,646	5.2
20 largest debtors	32,720	6.7	40,831	8.6	35,325	7.8
50 largest debtors	52,992	10.8	63,797	13.5	58,180	12.9
100 largest debtors	72,441	14.8	85,167	18.0	79,617	17.6

Rating of the loan and lease portfolio

The following table presents the rating of our loan and lease portfolio based on the probability of default for the periods indicated below.

	12/31/2016
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired (1)	Loans impaired	Total loans
	(In millions of R$, except percentages)
Lower Risk	363,954	5,543	-	369,497
Satisfactory	62,883	6,904	-	69,787
Higher Risk	13,767	6,998	-	20,765
Impaired (2)	-	-	30,317	30,317
Total	440,604	19,445	30,317	490,366
%	89.8	4.0	6.2	100.0

	12/31/2015
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired (1)	Loans impaired	Total loans
	(In millions of R$, except percentages)
Lower Risk	340,368	3,838	-	344,206
Satisfactory	76,940	6,489	-	83,429
Higher Risk	12,609	6,847	-	19,456
Impaired (2)	-	-	27,157	27,157
Total	429,917	17,174	27,157	474,248
%	90.7	3.6	5.7	100.0

	12/31/2014
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired (1)	Loans impaired	Total loans
	(In millions of R$, except percentages)
Lower Risk	324,908	4,042	-	328,950
Satisfactory	81,994	6,989	-	88,983
Higher Risk	11,439	5,853	-	17,292
Impaired (2)	-	-	17,206	17,206
Total	418,341	16,884	17,206	452,431
%	92.5	3.7	3.8	100.0

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

Regarding retail transactions (those involving individuals, small and middle-market companies) the rating is assigned based on the corresponding loan application and behavior score statistical models. Decisions are made based on scoring models that are continuously updated by an independent unit. In limited instances, there may also be an individualized analysis of specific cases where approval is subject to higher credit approval levels. The risk ratings are grouped in four categories: (i) lower risk, (ii) satisfactory, (iii) higher risk and (iv) impaired. Please refer to section Performance, item Financial performance – Allowance for loan and lease losses, for further details on the individual and collective analyses.

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

Please refer to section Performance, item Assets – Loan and lease operations – Renegotiated loans for further details.

Information on the quality of loans and leases

The following table shows our non-accrual loans together with certain asset quality ratios.

	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012
	(In millions of R$, except percentages)
Non-accrual loans	19,942	19,458	16,514	18,065	20,791
Allowance for loan losses	26,972	26,844	22,392	22,235	25,713
Total loans and leases operations portfolio	490,366	474,248	452,431	411,702	366,984
Non-accrual loans as a percentage of total loans (%)	4.1	4.1	3.7	4.4	5.7
Allowance for loan losses as a percentage of total loans (%)	5.5	5.7	4.9	5.4	7.0
Allowance for loan losses as a percentage of non-accrual loans (%)	135.3	138.0	135.6	123.1	123.7

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

To determine the amount of the allowance for items that are not individually significant, loans are segregated into classes based on the underlying risks and the characteristics of each group. The allowance for loan and lease losses is determined for each of these classes through a process that considers the historical delinquency and the loan loss experience in prior years.

Allocation of the allowance for loan and lease losses

The following table presents the details, by segment and class, as defined in the segmentation of our portfolio, of the allowance for loan and lease losses, of this allowance as a percentage of the total loan and lease losses for the corresponding segment or class, and the percentage of the total loan and leases in each segment and class in relation to the total loans and leases.

	12/31/2016			12/31/2015			12/31/2014			12/31/2013			12/31/2012
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans
	(In millions of R$, except percentages)
Individuals	14,259	2.9	37.3	14,717	3.1	39.5	13,385	3.0	41.1	13,853	3.4	40.7	14,844	4.1	41.1
Credit card	3,693	0.8	12.0	4,141	0.9	12.4	3,740	0.8	13.1	2,952	0.7	12.9	2,863	0.8	11.0
Personal loans	7,756	1.6	5.3	8,330	1.7	6.0	7,024	1.6	6.2	6,488	1.6	6.5	6,841	1.9	7.3
Payroll loans	2,108	0.4	9.1	1,319	0.3	9.6	1,107	0.2	9.0	1,133	0.3	5.5	867	0.2	3.7
Vehicles	644	0.1	3.1	874	0.2	4.2	1,469	0.3	6.4	3,245	0.8	9.9	4,227	1.2	14.1
Mortgage loans	58	-	7.8	53	-	7.3	45	-	6.4	35	-	5.9	46	-	5.0
Corporate	5,862	1.2	24.8	6,459	1.4	32.2	3,114	0.7	32.5	2,006	0.5	31.6	1,594	0.4	29.6
Small and Medium Businesses	4,743	1.0	12.1	4,809	1.0	13.9	5,158	1.1	15.2	5,854	1.4	17.6	8,853	2.4	20.9
Foreign Loans Latin America	2,108	0.4	25.8	859	0.2	14.4	735	0.2	11.2	522	0.1	10.1	422	0.1	8.4
Total	26,972	5.5	100.0	26,844	5.7	100.0	22,392	4.9	100.0	22,235	5.4	100.0	25,713	7.0	100.0

Renegotiated loans

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In millions of R$, except percentages)
Renegotiated loans (1)	16,398	14,932	11,572	12,880	14,519
Allowance for loan and lease losses	7,341	6,991	5,459	6,284	6,767
Allowance for loan and lease losses/renegotiated loans (%)	44.8	46.8	47.2	48.8	46.6

(1) Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.

Renegotiated loans include both loans for which the corresponding credit agreement’s original terms were amended (amendments) and new loans originated in order to settle contracts or transactions with the same client (restructured loans), which were past due. Amendments and restructured loans usually reflect changes in contract terms, rates or payment conditions. In almost all cases for loan products, renegotiated loans require that at least one payment be made under the renegotiated terms in order for it to be removed from the non-performing and non-accrual status. Renegotiated loans return to non-performing and non-accrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

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

Our renegotiated loan portfolio increased to 3.3% of our total loan portfolio as of December 31, 2016, compared to 3.1% as of December 31, 2015. At the end of 2016, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 44.8% compared to 46.8% as of December 31, 2015. This portfolio increased in 2016 due to the deteriorating macroeconomic scenario, mainly in Brazil, specifically in the corporate segment, and small and medium business segment as shown below in the table “Renegotiated loan and lease operations” where a breakdown by segment is presented.

Our renegotiated loan portfolio increased to 3.1% of our total loan portfolio as of December 31, 2015, compared to 2.6% as of December 31, 2014. At the end of 2015, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 46.8% compared to 47.2% as of December 31, 2014. This portfolio increased in 2015 due to the deteriorating macroeconomic scenario, mainly in Brazil, specifically in the corporate segment, as shown below in the table “Renegotiated loan and lease operations” where a breakdown by segment is presented.

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

Our renegotiated loan portfolio decreased to 3.1% of our total loan portfolio as of December 31, 2013, compared to 4.0% as of December 31, 2012. At the end of 2013, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 48.8% compared to 46.6% as of December 31, 2012. Throughout 2013, the allowance for loan and lease losses followed the evolution of the "mix" of portfolio credit risk in the renegotiated loan portfolio.

Our renegotiated loan portfolio increased to 4.0% of our total loan portfolio as of December 31, 2012.At the end of 2012, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 46.6%. This ratio increased in 2012 mainly because of an increase in the renegotiated loans in default to total renegotiated loans ratio.

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

The total amount of each type of renegotiated loan as of December 31, 2016, 2015 and 2014 is shown in the tables below.

	As of December 31, 2016
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	14,405	6,740	46.8	3,930	27.3
Agreements	1,993	601	30.2	295	14.8
Total	16,398	7,341	44.8	4,225	25.8

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	As of December 31, 2015
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	11,985	5,508	46.0	3,077	25.7
Agreements	2,947	1,483	50.3	340	11.5
Total	14,932	6,991	46.8	3,417	22.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	As of December 31, 2014
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	10,284	5,051	49.1	2,744	26.7
Agreements	1,288	408	31.7	602	46.7
Total	11,572	5,459	47.2	3,346	28.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2016, 2015 and 2014:

	As of December 31, 2016
	Payment	Multiple	Multiple
Renegotiated loan and lease operations	extension (1)	concessions (2)	modifications (3)	Total
	(In millions of R$)
Individuals	138	2,470	5,209	7,817
Credit card	-	333	-	333
Personal loans	-	1,964	5,209	7,173
Payroll loans	-	173	-	173
Vehicles	68	-	-	68
Mortgage loans	70	-	-	70
Corporate	-	-	2,908	2,908
Small and medium businesses	34	2,102	2,201	4,337
Foreign loans - Latin America	188	1,148	-	1,336
Total renegotiated loan and lease operations	360	5,720	10,318	16,398

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

	As of December 31, 2015
	Payment	Multiple	Multiple
Renegotiated loan and lease operations	extension (1)	concessions (2)	modifications (3)	Total
	(In millions of R$)
Individuals	213	2,457	5,123	7,793
Credit card	-	356	-	356
Personal loans	-	1,965	5,123	7,088
Payroll loans	-	136	-	136
Vehicles	163	-	-	163
Mortgage loans	50	-	-	50
Corporate	-	-	3,181	3,181
Small and medium businesses	53	2,348	1,357	3,758
Foreign loans - Latin America	-	200	-	200
Total renegotiated loan and lease operations	266	5,005	9,661	14,932

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

	As of December 31, 2014
	Payment	Multiple	Multiple
Renegotiated loan and lease operations	extension (1)	concessions (2)	modifications (3)	Total
	(In millions of R$)
Individuals	648	2,352	4,330	7,330
Credit card	-	403	-	403
Personal loans	-	1,906	4,330	6,236
Payroll loans	-	43	-	43
Vehicles	577	-	-	577
Mortgage loans	71	-	-	71
Corporate	-	-	871	871
Small and medium businesses	55	2,610	620	3,285
Foreign loans - Latin America	-	86	-	86
Total renegotiated loan and lease operations	703	5,048	5,821	11,572

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

The following tables present an additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2016, 2015 and 2014:

	As of December 31, 2016
	Impaired	Non-impaired	Impaired non-	Non-impaired non-
Renegotiated loan and lease operations	performing	performing	performing	performing	Total
	(In millions of R$)
Individuals	-	4,162	2,162	1,493	7,817
Credit card	-	333	-	-	333
Personal loans	-	3,689	2,033	1,451	7,173
Payroll loans	-	104	55	14	173
Vehicles	-	32	29	7	68
Mortgage loans	-	4	45	21	70
Corporate	2,113	135	633	27	2,908
Small and medium businesses	-	2,064	1,293	980	4,337
Foreign loans - Latin America	22	733	292	289	1,336
Total renegotiated loan and lease operations	2,135	7,094	4,380	2,789	16,398

	As of December 31, 2015
	Impaired	Non-impaired	Impaired non-	Non-impaired non-
Renegotiated loan and lease operations	performing	performing	performing	performing	Total
	(In millions of R$)
Individuals	-	4,133	2,118	1,542	7,793
Credit card	-	356	-	-	356
Personal loans	-	3,679	1,919	1,490	7,088
Payroll loans	-	83	28	25	136
Vehicles	-	13	135	15	163
Mortgage loans	-	2	36	12	50
Corporate	2,796	198	187	-	3,181
Small and medium businesses	-	1,666	1,207	885	3,758
Foreign loans - Latin America	-	95	69	36	200
Total renegotiated loan and lease operations (1)	2,796	6,092	3,581	2,463	14,932

	As of December 31, 2014
	Impaired	Non-impaired	Impaired non-	Non-impaired non-
Renegotiated loan and lease operations	performing	performing	performing	performing	Total
	(In millions of R$)
Individuals	-	3,922	2,019	1,389	7,330
Credit card	-	403	-	-	403
Personal loans	-	3,445	1,486	1,305	6,236
Payroll loans	-	23	17	3	43
Vehicles	-	37	478	62	577
Mortgage loans	-	14	38	19	71
Corporate	236	408	227	-	871
Small and medium businesses	-	1,406	1,116	763	3,285
Foreign loans - Latin America	-	55	12	19	86
Total renegotiated loan and lease operations	236	5,791	3,374	2,171	11,572

(1) Our renegotiated loan and lease operations increased in 2015 due to the worsening macroeconomic scenario, mainly in Brazil, specifically in the segment corporate.

The following table presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2016, 2015 and 2014:

Impaired loans	2016	2015	2014
	(In millions of R$)
Balance at the beginning of the period	27,157	17,206	16,305
(+) Loan operations added	21,075	21,701	12,521
(+) Loan operations added due to redefault	5,188	4,587	3,915
(-) Loans removed due to write-off	(10,737)	(9,474)	(10,006)
(-) Loans removed due to renegotiation (including amendments)	(1,453)	(1,160)	(1,024)
(-) Loans removed due to total or partial pay-off	(10,913)	(5,703)	(4,505)
Balance at the end of the period	30,317	27,157	17,206

Please refer to section Performance, item Complete Financial Statements in IFRS Note 12 – Loan operations and lease operations portfolio for further details.

Cross border outstanding

Cross border outstanding are monetary assets which are denominated in non-local currency and exceeded 1% of our total assets in the case of transactions with foreign clients entered into by our subsidiaries in the United Kingdom (our former subsidiary in Portugal), the Cayman Islands, the Bahamas and Chile. The aggregate cross border outstanding breakdown of these subsidiaries for the periods indicated below is as follows:

Cross border outstanding	12/31/2016%		12/31/2015%		12/31/2014%
	(In millions of R$, except percentages)
Cash and deposits on demand	41,234	3.1	52,649	4.1	4,187	0.4
Interbank deposits	97,934	7.2	139,190	10.9	64,491	5.7
Securities purchased under agreements to resell	22,267	1.6	20,187	1.6	24,606	2.2
Central Bank compulsory deposits	266	0.0	2,891	0.2	3	0.0
Financial assets held for trading	12,121	0.9	6,995	0.5	5,978	0.5
Derivatives	10,153	0.8	15,409	1.2	9,321	0.8
Available for sale financial assets	47,002	3.5	69,331	5.4	39,850	3.5
Financial assets held to maturity	12,595	0.9	15,446	1.2	10,767	1.0
Loan and lease operations	59,667	4.4	70,010	5.5	97,740	8.7
Total outstanding	303,239	22.4	392,108	30.7	256,943	22.8

Short-term borrowings

Short-term borrowings are included in our balance sheet under the “Securities sold under repurchase agreement” line item. The main category for short-term borrowings is “Deposits Received under Securities Repurchase Agreements with Own and Third-Party Financial Assets”. The following table shows our short-term borrowings as of December 31, 2016, 2015 and 2014:

	As of December 31,
Securities sold under repurchase agreements	2016	2015	2014
	(In millions of R$, except percentages)
Amount outstanding	349,164	336,643	288,683
Maximum amount outstanding during the period	358,781	336,643	288,683
Weighted average interest rate at period-end (%)	12.1	11.7	10.2
Average amount outstanding during period	339,416	297,509	266,527
Weighted average interest rate (%)	11.9	12.3	11.1

Liabilities

Funding

Main sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2016, 2015 and 2014.

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

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2016, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2017.

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2016, total deposits were R$329,414 million, which represented 36.3% of total funding. As of December 31, 2015, total deposits amounted to R$292,610 million, representing 33.2% of total funding. As of December 31, 2014, total deposits amounted to R$294,773 million, representing 37.8% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2016, 2015 and 2014 accounted for 17.2%, 12.0% and 13.9% of total funding, respectively.

The following table shows the breakdown of our main sources of funds as of December 31, 2016, 2015 and 2014:

		% of total		% of total		% of total
Breakdown of the main sources of funds	2016	funding	2015	funding	2014	funding
	(In millions of R$, except percentages)
Deposits	329,414	36.3	292,610	33.2	294,773	37.8
Demand deposits	61,133	6.7	61,092	6.9	48,733	6.3
Savings deposits	108,250	12.0	111,319	12.6	118,449	15.1
Time deposits	156,274	17.2	105,250	12.0	108,466	13.9
Interbank deposits	3,757	0.4	14,949	1.7	19,125	2.5
Securities sold under repurchase agreements	349,164	38.2	336,643	38.3	288,683	37.0
Interbank market debt	135,483	14.9	156,886	17.8	122,586	15.8
Mortgage notes	-	-	139	-	143	-
Real estate credit bills	19,179	2.1	14,452	1.6	10,832	1.4
Agribusiness credit bills	15,442	1.7	13,775	1.6	7,811	1.0
Financial credit bills	19,566	2.2	18,496	2.1	10,645	1.4
Import and export Financing	45,633	5.0	65,566	7.5	43,381	5.6
Onlending-domestic	29,828	3.3	38,804	4.4	45,230	5.8
Liabilities from transactions related to credit assignments	5,835	0.6	5,654	0.6	4,544	0.6
Institutional market debt	96,239	10.6	93,918	10.7	73,242	9.4
Subordinated debt	57,420	6.3	65,785	7.5	55,617	7.1
Foreign borrowings through securities	33,583	3.7	24,188	2.7	15,392	2.0
Structured Operations Certificates	5,236	0.6	3,945	0.4	2,233	0.3
Total	910,300	100.0	880,057	100.0	779,284	100.0

Deposits by maturity

The following table shows the maturity profile of our deposits as of December 31, 2016, 2015 and 2014:

	2016
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	61,133	-	-	-	61,133
Demand deposits	61,133	-	-	-	61,133
Interest bearing deposits	139,982	30,166	17,734	80,399	268,281
Savings deposits	108,250	-	-	-	108,250
Time deposits	30,555	28,248	17,109	80,362	156,274
Interbanks Deposits	1,177	1,918	625	37	3,757
Total	201,115	30,166	17,734	80,399	329,414

	2015
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	61,092	-	-	-	61,092
Demand deposits	61,092	-	-	-	61,092
Interest bearing deposits	129,260	27,979	14,288	59,991	231,518
Savings deposits	111,319	-	-	-	111,319
Time deposits	13,466	19,252	13,276	59,256	105,250
Interbanks Deposits	4,475	8,727	1,012	735	14,949
Total	190,352	27,979	14,288	59,991	292,610

	2014
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	48,733	-	-	-	48,733
Demand deposits	48,733	-	-	-	48,733
Interest bearing deposits	134,841	36,829	8,537	65,833	246,040
Savings deposits	118,449	-	-	-	118,449
Time deposits	11,705	23,656	7,775	65,330	108,466
Interbanks Deposits	4,687	13,173	762	503	19,125
Total	183,574	36,829	8,537	65,833	294,773

The following table sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(In millions of R$)
Maturity within three months	30,560	26,545	32,549
Maturity after three months to six months	11,124	10,512	13,782
Maturity after six months to twelve months	12,509	8,925	6,097
Maturity after twelve months	35,167	17,443	34,251
Total time deposits in excess of US$100,000	89,360	63,425	86,679

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(%)
Retail	8.1	8.3	3.4
Itaú Personnalité	14.3	17.3	19.4
Middle market	39.7	28.5	26.2
Corporate	32.5	44.2	35.6
Institutional	5.4	1.7	15.5
Total	100.0	100.0	100.0

Other sources

We also act as a financial agent in borrowing funds from BNDES and FINAME, and lending such funds at a spread determined by the Brazilian government to targeted sectors of the economy. We obtain U.S. dollar-denominated lines of credit from our affiliates, including Itaú Unibanco Holding – Grand Cayman branch, Banco Itaú Chile and Itaú BBA S.A. – Nassau branch to provide trade finance funding for Brazilian companies. For further details on Lending domestic and import and export financing, please refer to section Performance, item Complete Financial Statements (IFRS), Note 19 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Debts.

Litigation

Overview

We are not defendants in any significant administrative proceeding before CVM, SUSEP, the Central Bank or any municipalities. As part of the ordinary course of our business, we are subject to, and we are party to various legal and administrative proceedings (including consumer complaints) filed against us with SUSEP, certain municipalities or the Central Bank.

Our complete financial statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. Our management believes that our provisions, including interest, for legal proceedings in which we are defendants are sufficient to cover probable losses that can be reasonably estimated in the event of unfavorable court decisions. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. We believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our business, financial condition or results. There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further information and details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes. The following table sets forth our provisions for such contingencies as of December 31, 2016, 2015 and 2014

Provision	12/31/2016	12/31/2015	12/31/2014
	(In millions of R$)
Civil	5,172	5,227	4,643
Labor	7,232	6,132	5,598
Tax and social security	8,246	7,500	6,627
Other	259	135	159
Total	20,909	18,994	17,027

No class actions alleging unfair competition, trust or monopoly practices were brought against us in 2016.

Civil litigation

Litigation arising from government monetary stabilization plans

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government as a measure to combat inflation. Please refer to section Our risk management, item Risk factors, Legal and regulatory risks, Decision on lawsuits due to government monetary stabilization plans may have a material adverse effect on us, for further information.

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

Labor litigation

In 2016, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which individually significantly impacted our results. The pool of labor claims for our subsidiaries in such period comprises labor claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2016, there were 68,386 labor claims filed against us.

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

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for disabled personnel. In the fiscal year ended December 31, 2016, we paid approximately R$ 2,453 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance to the agreements signed and to the rulings imposed by labor courts. Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further information about labor claims.

Tax litigation

We have certain tax disputes that arise from our ordinary business activities, mainly relating to the constitutionality or legality of certain taxes imposed on us.

We classify as legal liability tax due when we discuss the legality and / or unconstitutionality of the legislation in force. Legal liability taxes are provisioned regardless of the likelihood of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the chance of prevailing is less likely than not.

We took advantage of a program (Programa de Pagamento ou Parcelamento de Tributos Municipais), established by Laws: (Law No. 5,854, of April 27, 2015) Rio de Janeiro; (Law No. 8,927, of October 22, 2015 and Decree No. 26,624 of October 26, 2015) Salvador; (Law No. 18,181, of November 30, 2015 and Decree No. 29,275 of November 30, 2015) Recife; (Supplementary Law No. 95, of October 19, 2015) Curitiba for the payment of municipal tax debts with certain discounts as to penalties and interest. We settled the contested tax liabilities in question in cases with respect to which we had the lowest chances of success, according to our tax advisors.

On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that we failed to pay approximately R$11,844.7 million of IRPJ, plus accrued penalties and interest, and approximately R$6,867.0 million of CSLL, plus accrued penalties and interest, in fiscal year 2008, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian tax authorities allege that corporate transactions of a different kind should have been used. However, the transaction suggested by the Brazilian tax authorities is not supported in the rules applicable to financial institutions. On January 30, 2014, we were advised that the Brazilian tax authorities confirmed the notifications in a non-unanimous ruling. On February 28, 2014 we appealed the decision at the Administrative Tax Appeals Tribunal. We continue to defend that the transactions conducted were appropriate and legitimate, having been approved by the involved companies’ management bodies and their respective stockholders, and subsequently sanctioned as well by the relevant regulatory authorities, including CVM, the Central Bank and CADE. We and our external counsel assess the risk of loss in this tax proceeding as remote. On April 10, 2017, the Administrative Board of Tax Appeals (CARF), by the Ordinary Instance, rendered a favorable decision to the Company, canceling the tax assessment notice. Currently, we are awaiting the formalization of the judgment.

Additionally, relating to the same transaction on November 14, 2013, we received a notice of tax assessment issued on behalf of Itaú Unibanco S.A., charging R$1,439.9 million of Income Tax (IRPJ) and R$502.56 million of (CSLL), plus accrued penalties and interest. We also assess the chances in prevailing in this litigation as more likely than not. We filed a voluntary appeal that was dismissed by CARF. Currently, the proceeding is pending judgment of the special appeal filed by the company with the Superior Administrative Court of Federal Tax Appeals (CSRF).

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes.

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

Please refer to section Our risk management item Risk and capital management, Market risk for further details about hedge. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 9 – Hedge Accounting, for further details. With respect to the hedge accounting policy, please refer to section Performance, item Complete Financial Statements (IFRS), Note 2.4 d V – Summary of Main Accounting Practices.

Tabular disclosure of contractual obligations

The following table summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2016:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In millions of R$)
Interbank market debt (1)(3)	152,081	81,103	38,982	18,136	13,860
Institutional market debt (2)(3)	114,423	22,795	33,125	20,417	38,086
Time Deposits(3)	192,387	72,266	22,488	34,763	62,870
Operating and capital (finance) lease obligations	6,764	1,362	3,272	1,417	713
Endorsements and sureties	70,793	17,848	7,157	2,818	42,970
Letters of credit to be released	6,660	6,660	-	-	-
Pension Obligations	517	50	100	102	265
Health Benefits	221	15	32	37	137
Total	543,846	202,099	105,156	77,690	158,901

(1)	Includes mortgage notes, real estate credit bills, agribusiness credit bills, financial credit bills, import and export financing and on-lending - domestic.
(2)	Includes subordinated debt, debentures and foreign borrowings through securities.
(3)	Includes total estimated interest payments (including for derivatives). These estimated interest payments were calculated substantially based on the interbank forward rates at the specific periods.

Purchases of shares by the issuer and affiliated purchasers

In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our Policy for Trading Itaú Unibanco Holding S.A. Securities. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/TreasuryStock.pdf for further details. We disclose to the market the transactions carried out with our own shares by our Treasury through an “Announcement to the Market” on a monthly basis, as well as the other disclosure requirements imposed by the Brazilian securities regulation.

The repurchase program initially effective in 2016 was approved by our Board of Directors on August 27, 2015 with limits of 50.0 million preferred shares and 10.0 million common shares.

On February 1, 2016, our Board of Directors approved the renewal of our share repurchase program through August 2, 2017, authorizing the purchase, in the aggregate with respect to all shares purchased under the program, of up to 10.0 million common shares and 50.0 million preferred shares issued by us, without reducing our capital stock. The share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long-term incentive plans; and (iii) to use the acquired shares in the event of business opportunities arising in the future. All purchases shall be open market purchases made through stock exchanges.

Period (1)	(a) Total number of preferred shares purchased (2)	(b) Average price paid per preferred share (2)(3)	(c) Total number of preferred shares purchased as part of publicly announced plans or programs (2)	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
01/02 to 01/29/2016	7,990,000	25.06	49,980,000	20,000
02/01 to 02/29/2016	-	-	-	50,000,000
03/01 to 03/31/2016	-	-	-	50,000,000
04/01 to 04/29/2016	-	-	-	50,000,000
05/02 to 05/31/2016	-	-	-	50,000,000
06/01 to 06/30/2016	-	-	-	50,000,000
07/01 to 07/29/2016	-	-	-	50,000,000
08/01 to 08/31/2016	-	-	-	50,000,000
09/01 to 09/30/2016	-	-	-	50,000,000
10/03 to 10/31/2016	-	-	-	50,000,000
11/01 to 11/30/2016	1,000,000	35.71	1,000,000	49,000,000
12/01 to 12/30/2016	21,650,000	32.86	22,650,000	27,350,000
01/02 to 01/31/2017	6,350,000	35.21	29,000,000	21,000,000
02/01 to 02/28/2017	-	-	29,000,000	21,000,000
03/01 to 03/31/2017	1,626,000	38.26	30,626,000	19,374,000

(1)	On August 27, 2015 our Board of Directors approved the purchase of up to 11,000,000 common shares and 50,000,000 preferred shares, ending on August 26, 2016, on February 1, 2016 our Board of Directors approved the renewal of our share repurchase program through August 2, 2017, authorizing the purchase, in the aggregate with respect to all shares purchased under the program, of up to 10.0 million common shares and 50.0 million preferred shares

(2)	All amounts were not adjusted at the 10% bonus for our shares. Considering the 10% bonus for our shares, occurred in October 2016, we acquired (a) 31.4 million preferred shares of our own issue, in the total amount of R$947.4 million, at the average price of R$30.13 per share.

(3)	Includes brokerage costs.

Capital expenditures

In accordance with our practice in the last few years, our capital expenditures in the 12-month period ended December 31, 2016 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The following table show our capital expenditures as of December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Capital Expenditures	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Fixed Assets	1,430	1,466	3,966	(36)	(2.5)%	(2,500)	(63.0)%
Fixed assets under construction	341	198	1,485	143	72.2%	(1,287)	(86.7)%
Land and buildings	127	6	14	121	2016.7%	(8)	(57.1)%
Leasehold improvements	137	139	169	(2)	(1.4)%	(30)	(17.8)%
Furniture and data processing equipment	602	1,040	2,236	(438)	(42.1)%	(1,196)	(53.5)%
Other	223	83	62	140	168.7%	21	33.9%
Intangible Assets	2,846	1,062	1,199	1,784	168.0%	(137)	(11.4)%
Acquisition of rights to credit payroll	342	109	109	233	213.8%	-	0.0%
Association for the promotion and offer of financial products and services	719	39	36	680	1743.6%	3	8.3%
Software developed or obtained for internal use	1,508	899	1,044	609	67.7%	(145)	(13.9)%
Other intangibles	277	15	10	262	1746.7%	5	50.0%
Total	4,276	2,528	5,165	1,748	69.1%	(2,637)	(51.1)%

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 15 – Fixed Assets and Note 16 – Intangible Assets for further details.

Fixed assets property, plant and equipment

As of December 31, 2016, we own and rent our principal administrative offices, which included 20 office buildings in 10 different addresses, having a total area of 445,707 square meters, located primarily in São Paulo, Brazil. These offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back offices, wholesale and investment bank activities, and also our data processing center.

In July 2016, we successfully completed the migration of all of Itaú Unibanco’s business processing and operation to the new datacenter in the city of Mogi Mirim. This move marks the end of the enormous investment made in and detailed implementation planning of the new technological center, which will allow for the sustainability of the business over the coming decades, as well as for innovation, competitiveness and, more importantly, the opportunity to digitalize our business and internal departments, thus creating a new experience for our employees and clients.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2017 (which are in the process of being renewed under similar terms) to the fourth quarter of 2036.

As of December 31, 2016, we owned approximately 25% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 75%.

Capitalization

The following table presents our capitalization as of December 31, 2016. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2016. As of the date of this Consolidated Annual Report, there has been no material change in our capitalization since December 31, 2016.

You should read the following table in conjunction with the information included in section Our profile, item In numbers, Selected Financial Data – IFRS, section Performance and section Attachments, item Selected Statistical Information for further details.

	As of December 31, 2016
Capitalization	R$	US$ (1)
	(In millions of R$, except percentages)

Current liabilities
Deposits	249,015	76,406
Securities sold under repurchase agreements	234,569	71,974
Financial liabilities held for trading	134	41
Derivatives	10,810	3,317
Interbank market debt	75,352	23,120
Institutional market debt	19,053	5,846
Other financial liabilities	71,798	22,030
Reserves for insurance and private pension	1,450	445
Liabilities for capitalization plans	3,147	966
Provisions	4,434	1,360
Tax liabilities	1,741	534
Other liabilities	25,968	7,968
Total	697,471	214,007
Long-term liabilities
Deposits	80,399	24,669
Securities sold under repurchase agreements	114,595	35,162
Financial liabilities held for trading	385	118
Derivatives	13,888	4,261
Interbank market debt	60,131	18,450
Institutional market debt	77,186	23,683
Other financial liabilities	34	10
Reserves for insurance and private pension	152,626	46,831
Provisions	16,475	5,055
Tax liabilities	3,452	1,059
Other liabilities	1,142	350
Total	520,313	159,648
Income tax and social contribution - deferred	643	197
Non-controlling interests	12,232	3,753
Stockholders’ equity attributed to the owners of the parent company (2)	122,582	37,612
Total capitalization (3)	1,353,241	415,217
BIS ratio (4)	19.1%

(1)	Convenience translation at 3.2591 reais per U.S. dollar, the exchange rate in effect on December 31, 2016.
(2)	Itaú Unibanco Holding’s authorized and outstanding share capital consists of 3,351,744,217 common shares and 3,230,563,326 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 21 to our consolidated financial statements as of and for the period ended December 31, 2016.
(3)	Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4)	Calculated by dividing total regulatory capital by risk weight assets.

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

Results

Highlights

The highlights for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 are presented below:

Net income (attributable to the owners of the parent company): decreased 9.6% in 2016 compared to 2015 and increased 19.4% in 2015 compared to 2014.

For 2016, our net income attributable to the owners of the parent company was R$23,263 million and decreased by 9.6% compared to 2015, when our net income was R$25,740 million. For the year ended December 31, 2015, our net income attributable to the owners of the parent company increased by 19.4% compared to the year ended December 31, 2014, when our net income attributable to the owners of the parent company was R$21,555 million.

Our performance ratio, ROAE (return on average equity), calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity attributed to the owners of the parent company excluding quarterly average proposed dividends recorded, was 20.1% in 2016, a decrease of 470 basis points compared to 2015 when our performance ratio was 24.8%, an increase of 50 basis points compared to 2014 when our ROAE was 24.3%.

Stockholders’ equity (attributable to the owners of the parent company): increased by 9.2% as of December 31, 2016 compared to December 31, 2015 and increased by 13.1% in 2015 compared to 2014.

As of December 31, 2016 our Stockholders’ equity attributed to the owners of the parent company increased by 9.2% compared to December 31, 2015, and reached R$122,582 million. As of December 31, 2015, our stockholders’ equity amounted to R$112,252 million. As of December 31, 2015 our stockholders’ equity grew 13.1% compared to stockholder equity as of December 31, 2014, which was R$99,260 million.

Loan and lease portfolio: increased by 3.4% as of December 31, 2016 compared to December 31, 2015 and increased by 4.8% as of December 31, 2015 compared to December 31, 2014.

Loans and lease to individuals:

As of December 31, 2016 loans and lease to individuals totaled R$183,147 million, a decrease of 2.2% compared to December 31, 2015. The decrease primarily is a result of the decrease of 23.1% in vehicle financing as a result of our continued application of stricter requirements for granting such loans, which has led to higher down payment requirements and shorter financing terms, partially offset by the increases of (i) 9.9% in mortgage loans to R$38,242 million, mainly due to our focus on portfolios with lower delinquency rates, and (ii) 0.8% in credit card loans as we are the leading player in the Brazilian credit card market according to ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market.

As of December 31, 2015 loans and lease to individuals totaled R$187,220 million, an increase of 0.7% compared to December 31, 2014. The increase is primarily a result of the increases of (i) 19.5% in mortgage loans to R$34,790 million, mainly due to our focus on portfolios with lower delinquency rates, and (ii) 12.1% in payroll loans to R$45,434 million, due to a continued growth in our retail branch payroll loan operations and through Banco Itaú BMG Consignado S.A., a financial institution aimed at offering, distributing and marketing payroll loans. Vehicle financing decreased by 30.9% as of December 31, 2015 compared to December 31, 2014, totaling R$20,058 million, as a result of our continued application of stricter requirements for granting such loans, which has led to higher down payment requirements and shorter financing periods.

Loans and lease to companies:

As of December 31, 2016 loans and leases to companies, which includes corporate and small and medium business operations, totaled R$180,689 million, representing a decrease of R$37,876 million, or 17.3%, compared to December 31, 2015. Loans and leases to small and medium businesses decreased 10.8% as of December 31, 2016 compared to December 31, 2015, totaling R$58,935 million as of December 31, 2016. Loans and leases to corporate clients decreased 20.2% as of December 31, 2016 compared to December 31, 2015, totaling R$121,754 million as of December 31, 2016.

As of December 31, 2015 loans and leases to companies totaled R$218,565 million, representing an increase of R$2,725 million, or 1.3%, compared to December 31, 2014. Loans and leases to small and medium businesses decreased 4.1% as of December 31, 2015 compared to December 31, 2014, totaling R$66,038 million. Loans and leases to corporate clients increased 3.8% as of December 31, 2015 compared to December 31, 2014, totaling R$152,527 million as of December 31, 2015.

Foreign loans and leases – Latin America:

The balance of our foreign loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay) totaled R$126,530 million as of December 31, 2016, an increase of 84.8% compared to December 31, 2015 when the balance was R$68,463 million, mostly as a result of the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016 which represents an important step in our internationalization process.

The balance of our foreign loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay) totaled R$68,463 million as of December 31, 2015, an increase of 35.2% compared to December 31, 2014 when the balance was R$50,638 million, mostly as a result of the organic growth of operations in the countries where we operate.

Credit quality (90-day NPL ratio): decreased 10 basis points as of December 31, 2016 compared to December 31, 2015 and increased 40 basis points as of December 31, 2015 compared to December 31, 2014.

The 90-day non-performing loans ratio (90-day NPL ratio), is calculated by dividing 90-day’s non-performing loans by our loan portfolio.

As of December 31, 2016, our 90-day NPL ratio reached 3.4%, a reduction of 10 basis points due to a decrease in the 90-day NPL ratio for individuals. The ratio for companies as of December 31, 2016 increased by 20 basis points compared to December 31, 2015. As of December 31, 2015, our 90-day NPL ratio reached 3.5% an increase of 40 basis points compared to December 31, 2014.

The coverage ratio, calculated by dividing the provisions for allowance for loan and lease losses by 90-day non-performing loans, reflects the mechanics of our provisioning model and reached 160% as of December 31, 2016 compared to a ratio of 164% as of December 31, 2015. The coverage ratio was 160% as of December 31, 2014.

Interest and similar income: increased by 9.3% for the year ended December 31, 2016 compared to the year ended December 31, 2015 and increased by 23.0% for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Interest and similar expenses: increased by 26.7% for the year ended December 31, 2016 compared to the year ended December 31, 2015 and increased by 2.9% for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Banking service fees: increased by 8.4% for the year ended December 31, 2016 compared to the year ended December 31, 2015 and increased by 11.8% for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Income from insurance, private pension plan and capitalization operations (premium bonds) before claim and selling expenses: decreased by 11.9% for the year ended December 31, 2016 compared to the year ended December 31, 2015 and decreased by 3.1% for the year ended December 31, 2015 compared to the year ended December 31, 2014.

General and administrative expenses: increased by 6.9% for the year ended December 31, 2016 compared to the year ended December 31, 2015 and increased by 11.9% for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Expenses for allowance for loan and lease losses: decreased by 0.6% for the year ended December 31, 2016 compared to the year ended December 31, 2015 and increased by 30.2% for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Impaired loans: increased from R$27,157 million as of December 31, 2015 to R$30,317 million as of December 31, 2016, an increase mainly with respect to impaired loans in our corporate portfolio due to a more challenging economic environment in Brazil. As of December 31, 2014 the balance of impaired loans was R$17,206 million. (For further details, refer to section Performance, item Complete Financial Statements in IFRS, Note 36.6 – Credit Quality of Financial Assets).

Loans under renegotiation: credit transactions under renegotiation, including extended, modified and deferred repayments, increased 6.1% as of December 31, 2016 compared to December 31, 2015 due to an increase in our portfolio of renegotiated corporate loans. As of December 31, 2016, loans under renegotiation represented 5.0% of the total loan portfolio.

	For the Year Ended December 31,
Highlights	2016	2015	2014
	(In millions of R$, except percentages)
Statement of Income
Net Income (attributable to the owners of the parent company)	23,263	25,740	21,555
Banking Product	118,661	92,011	91,657
Shares (R$)
Earnings per share - Basic (Common and Preferred)	3.57	3.91	3.26
Weight Average Number of Outstanding Shares – Basic (in thousands) (1)
Common	3,351,741	3,351,741	3,351,741
Preferred	3,171,216	3,228,881	3,266,347
Average price of preferred share on the last trading day of the period (1)	33.68	23.91	28.69
Market Capitalization (2)	219,348	155,732	190,161
Market Capitalization (In millions of US$) (3)	67,303	39,882	71,592
Performance Ratios (%)
Net income as a percentage of average stockholder’s equity – Annualized (4)	20.1	24.8	24.3
Net income as a percentage of total assets – Annualized (5)	1.8	2.2	2.0
Solvency Ratio (BIS Ratio) - Prudential Conglomerate (6)	19.1	17.8	16.9
Non-performing Loans Index (NPL over 90 days)	3.4	3.5	3.1
Non-performing Loans Index (NPL 15-90 days)	2.5	2.6	2.5
Efficiency Ratio (ER) (7)	46.7	44.0	47.0
Risk Adjusted Efficiency Ratio (RAER) (7)	69.2	63.0	62.9

	As of December 31,
	2016	2015	2014
Balance Sheet
Total Assets	1,353,241	1,276,415	1,127,203
Total Loan Portfolio	490,366	474,248	452,431
Total Stockholders’ Equity	134,814	114,059	100,617
Total Stockholders’ Equity attributed to the owners of the parent company	122,582	112,252	99,260

(1) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014, July 17, 2015 and September 14, 2016.

(2) Total number of outstanding shares (common and preferred shares) multiplied by the average price of the preferred share on the last trading day in the period.

(3) The US$/R$ exchange rate was R$3.2591 as of December 31,2016, R$3.9048 as of December 31, 2015 and R$2.6562 as of December 31, 2014.

(4) Annualized Return was calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity attributed to the owners of the parent company excluding quarterly average proposed dividends recorded.

(5) Annualized Return was computed by dividing Net Income by Average Assets.

(6) Up to 2014, this ratio was calculated based on the financial conglomerate.

(7) The Efficiency Ratio and Risk Adjusted Efficiency Ratio are calculated based on managerial information (for more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see Basis of Segment Information Presentation).

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

Net income

The following table shows the main components of our net income for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Banking product	118,661	92,011	91,657	26,650	29.0%	354	0.4%
Interest and similar income	161,495	147,789	120,115	13,706	9.3%	27,674	23.0%
Interest and similar expense	(95,126)	(75,064)	(72,977)	(20,062)	26.7%	(2,087)	2.9%
Dividend income	288	98	215	190	193.9%	(117)	(54.4)%
Net gain (loss) from investment securities and derivatives	7,311	(11,862)	(724)	19,173	(161.6)%	(11,138)	1,538.4%
Foreign exchange results and exchange variation on transactions	5,513	(6,353)	9,644	11,866	(186.8)%	(15,997)	(165.9)%
Banking service fees	31,918	29,452	26,342	2,466	8.4%	3,110	11.8%
Income related to insurance, private pension plans and capitalization operations before claim and selling expenses	5,880	6,672	6,888	(792)	(11.9)%	(216)	(3.1)%
Other income	1,382	1,279	2,154	103	8.1%	(875)	(40.6)%
Losses on loans and claims	(22,122)	(21,335)	(15,801)	(787)	3.7%	(5,534)	35.0%
Expenses for allowance for loan and lease losses	(24,379)	(24,517)	(18,832)	138	(0.6)%	(5,685)	30.2%
Recovery of loans written off as loss	3,742	4,779	5,054	(1,037)	(21.7)%	(275)	(5.4)%
Expenses for claims	(1,555)	(1,611)	(2,430)	56	(3.5)%	819	(33.7)%
Recovery of claims under reinsurance	70	14	407	56	400.0%	(393)	(96.6)%
Operating margin	96,539	70,676	75,856	25,863	36.6%	(5,180)	(6.8)%
Other operating income (expenses)	(58,347)	(52,411)	(47,048)	(5,936)	11.3%	(5,363)	11.4%
General and administrative expenses	(50,904)	(47,626)	(42,550)	(3,278)	6.9%	(5,076)	11.9%
Tax expenses	(7,971)	(5,405)	(5,063)	(2,566)	47.5%	(342)	6.8%
Share of profit or (loss) in associates and joint ventures	528	620	565	(92)	(14.8)%	55	9.7%
Income before income tax and social contribution	38,192	18,265	28,808	19,927	109.1%	(10,543)	(36.6)%
Current income tax and social contribution	(3,898)	(8,965)	(7,209)	5,067	(56.5)%	(1,756)	24.4%
Deferred income tax and social contribution	(10,712)	16,856	262	(27,568)	(163.6)%	16,594	6,333.6%
Net income	23,582	26,156	21,861	(2,574)	(9.8)%	4,295	19.6%
Net income attributable to non-controlling interests	319	416	306	(97)	(23.3)%	110	35.9%
Net income attributable to owners of the parent company	23,263	25,740	21,555	(2,477)	(9.6)%	4,185	19.4%

Banking product (operating revenues)

Banking product (operating revenues) is the sum of our operating revenues, net of funding costs, as detailed in the table above. Please refer to section Performance, item Complete Financial Statements in IFRS, Note 23 – Interest and Similar Income and Expense and Net Gain (Loss) from Investment Securities and Derivatives, Note 24 – Banking Service Fees and Note 25 – Other Income for further details.

The following table shows the main components of our interest and similar income for the years ended December 31, 2016, December 31, 2015 and December 31, 2014:

	For the Year Ended December 31,			Variation
Interest and similar income	2016	2015	2014	2016-2015		2015 - 2014
	(In millions of R$, except percentages)
Interest on Central Bank compulsory deposits	6,920	5,748	5,904	1,172	20.4%	(156)	(2.6)%
Interest on interbank deposits	677	1,628	1,286	(951)	(58.4)%	342	26.6%
Interest on securities purchased under agreements to resell	34,162	27,572	17,929	6,590	23.9%	9,643	53.8%
Interest on financial assets held for trading	23,669	19,826	15,128	3,843	19.4%	4,698	31.1%
Interest on available-for-sale financial assets	11,160	8,979	7,272	2,181	24.3%	1,707	23.5%
Interest on held-to-maturity financial assets	3,788	3,758	2,347	30	0.8%	1,411	60.1%
Interest on loans and leases operations	80,118	79,392	69,248	726	0.9%	10,144	14.6%
Other financial assets	1,001	886	1,001	115	13.0%	(115)	(11.5)%
Total interest and similar income	161,495	147,789	120,115	13,706	9.3%	27,674	23.0%

In the year ended December 31, 2016, the 9.3% increase in interest and similar income compared to the year ended December 31, 2015 was mainly due to increases in interest on securities purchased under agreements to resell, in interest on financial assets held for trading and in interest on available-for-sale financial assets. These increases are related to the growth in volume of these interest-earnings assets. Also, increases in the cumulative SELIC rate which increased to 14.0% in 2016 from 13.8% in 2015 contributed to the increase in interest and similar income.

In the year ended December 31, 2015, the 23.0% increase in interest and similar income compared to the year ended December 31, 2014 was mainly due to increases in interest on loans and leases, in interest on securities purchased under agreements to resell and in interest on financial assets held for trading. The increase of 14.6% in interest on loans and leases operations is mainly due to the 35.2% growth in our Latin America loan portfolio compared to the previous year. The increase in interest for trading is related to increases in the cumulative SELIC rate to 13.8% in 2015 from 10.9% in 2014.

The following table shows the composition of the carrying amount of loan and lease transactions by type which primarily account for the variation between our total loan and lease transactions as of December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Loan and lease operations by type	2016	2015	2014	2016-2015		2015 - 2014
	(In millions of R$, except percentages)
Individuals	183,147	187,220	185,953	(4,073)	(2.2)%	1,267	0.7%
Credit card	59,022	58,542	59,321	480	0.8%	(779)	(1.3)%
Personal loans	25,813	28,396	27,953	(2,583)	(9.1)%	443	1.6%
Payroll loans	44,636	45,434	40,525	(798)	(1.8)%	4,909	12.1%
Vehicles	15,434	20,058	29,047	(4,624)	(23.1)%	(8,989)	(30.9)%
Mortgage loans	38,242	34,790	29,107	3,452	9.9%	5,683	19.5%
Corporate	121,754	152,527	147,002	(30,773)	(20.2)%	5,525	3.8%
Small and medium businesses	58,935	66,038	68,838	(7,103)	(10.8)%	(2,800)	(4.1)%
Foreign loans - Latin America	126,530	68,463	50,638	58,067	84.8%	17,825	35.2%
Total loan and lease operations	490,366	474,248	452,431	16,118	3.4%	21,817	4.8%

As of December 31, 2016, our total loan and lease portfolio reached R$490,366 million, a 3.4% increase from the previous year mainly due to the increase in (i) the volume of loans to Latin American (not including Brazil) borrowers, due to the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016, and (ii) mortgage loans due to our focus on portfolios with lower delinquency rates. These increases were partially offset by decreases in loans to corporate, small and medium businesses due to a more challenging economic environment in Brazil. As of December 31, 2015, our loan portfolio reached R$474,248 million, a 4.8% increase from December 31, 2014.

Since 2011, we focused on reducing the credit risk of our loan portfolio. As a result, our mortgage, payroll and Latin America (not including Brazil) loan portfolios have grown more rapidly, while our vehicle, corporate and small companies’ portfolios have decreased. Our mortgage loan portfolio has grown in line with the market and we maintained a conservative approach regarding collateral. The portfolio LTV (Loan-to-Value: ratio between the loans and the underlying collateral) reached 41.8% in the fourth quarter of 2016. Our payroll loan portfolio has grown more than our personal loan portfolio due to a continued growth in our retail branch payroll loan operations and through Banco Itaú BMG Consignado S.A., a financial institution aimed at offering, distributing and marketing payroll loans. We maintain an association, as stated in the new commercial agreement for the distribution of payroll loans of Banco Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to Banco BMG and its affiliates. In Latin America, excluding Brazil (i.e., Argentina, Chile, Colombia, Panama, Paraguay and Uruguay) our loan portfolio grew by 84.8% compared to December 31, 2015 and 35.2% in December 31, 2015 compared to December 31, 2014. In 2016, the growth in our Latin America portfolio was due to the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016 and represents an important step in our globalization process. For further details please refer to the table above of loan and lease operations by type.

	For the Year Ended December 31,			Variation
Interest and similar expense	2016	2015	2014	2016-2015		2015 - 2014
	(In millions of R$, except percentages)
Interest on deposits	(14,701)	(13,587)	(12,064)	(1,114)	8.2%	(1,523)	12.6%
Interest on securities sold under repurchase agreements	(45,932)	(32,879)	(26,771)	(13,053)	39.7%	(6,108)	22.8%
Interbank market debt	(8,348)	(7,970)	(14,404)	(378)	4.7%	6,434	(44.7)%
Institutional market debt	(8,248)	(8,030)	(10,695)	(218)	2.7%	2,665	(24.9)%
Financial expense from technical reserves for insurance and private pension plans	(17,790)	(12,556)	(8,987)	(5,234)	41.7%	(3,569)	39.7%
Other	(107)	(42)	(56)	(65)	154.8%	14	(25.0)%
Total interest and similar expense	(95,126)	(75,064)	(72,977)	(20,062)	26.7%	(2,087)	2.9%

The changes in the SELIC rate also affected our total interest expenses. In 2016, the cumulative SELIC rate increased to 14.0% as of December 31, 2016 compared to 13.8% as of December 31, 2015. As of December 31, 2014, the cumulative SELIC rate was 10.9%.

In the years ended December 31, 2016 and 2015, the increase in volume and in the SELIC rate increased our interest expenses for securities sold under repurchase agreements and reserves for insurance and private pension plans and liabilities for capitalization plans (premium bonds). Please refer to section Performance, item Financial performance, Liabilities, Funding, for further information.

Dividend income totaled R$288 million for the year ended December 31, 2016, compared to R$98 million for the year ended December 31, 2015. This increase was due to higher income from dividends on investments. Dividend income totaled R$215 million for the year ended December 31, 2014.

Net gain (loss) from investment securities and derivatives totaled a gain of R$7,311 million for the year ended December 31, 2016 compared to a loss of R$11,862 million in the same period in 2015. For the year ended December 31, 2014, net gain (loss) from investment securities and derivatives totaled a loss of R$724 million. These results were mainly due to our risk management strategies, particularly those associated with derivative instruments used to hedge our investments abroad. Foreign exchange results and exchange variation on transactions totaled a gain of R$5,513 million for the year ended December 31, 2016 compared to a loss of R$6,353 million for the year ended December 31, 2015 and a gain of R$9,644 million for the year ended December 31, 2014. The changes were due mainly to the effect from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries abroad.

The following table shows the main components of our non-interest income for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Non-interest income	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Banking Service Fees	31,918	29,452	26,342	2,466	8.4%	3,110	11.8%
Current account services	9,528	8,815	7,725	713	8.1%	1,090	14.1%
Asset management fees	3,514	2,932	2,660	582	19.8%	272	10.2%
Collection commissions	1,315	1,250	1,279	65	5.2%	(29)	(2.3)%
Fees from credit card services	13,330	12,722	11,507	608	4.8%	1,215	10.6%
Fees for guarantees issued and credit lines	1,773	1,609	1,407	164	10.2%	202	14.4%
Brokerage commission	295	248	262	47	19.0%	(14)	(5.3)%
Other	2,163	1,876	1,502	287	15.3%	374	24.9%
Income related to insurance, private pension plans and capitalization operations before claim and selling expenses	5,880	6,672	6,888	(792)	(11.9)%	(216)	(3.1)%
Other Income	1,382	1,279	2,154	103	8.1%	(875)	(40.6)%
Total non-interest income	39,180	37,403	35,384	1,777	4.8%	2,019	5.7%

In the year ended December 31, 2016, our non-interest income amounted to R$39,180 million, representing a growth of 4.8% from the year ended December 31, 2015, mainly due to the growth of 8.4% in banking service fees. In the year ended December 31, 2015, our non-interest income amounted to R$37,403 million, representing a growth of 5.7% from the year ended December 31, 2014, mainly due to the growth of 11.8% in banking service fees.

Banking service fees refer to the sum of fees from current account services, asset management, collection, credit card services, guarantees issued and credit lines, brokerage commission and other fees. In the year ended December 31, 2016, the increase in banking service fee revenues was mainly due to: (i) income from current account services, largely due to the offering of differentiated products and services, (ii) income from fees from credit card services, due to higher revenues from equipment rental and higher transaction volume during 2016 and (iii) asset management fees due to the increase in volume of assets under management. In 2015, the increase in banking service fee revenues was mainly due to: (i) income from fees from credit card services and (ii) income from current account fees. The growth in banking service fees and other fee income is in line with our strategy to diversify our income, while becoming less dependent on changes in interest rates.

In the year ended December 31, 2016, income related to insurance, private pension plans and capitalization operations (premium bonds) before claim and selling expenses decreased by R$792 million compared to the year ended December 31, 2015. The decrease was influenced by the increase of R$3,030 million in reserves for insurance and private pension plans, partially offset by the increase in income related to insurance and private pension of R$2,215 million and by the increase of R$28 million in revenues from capitalization plans. In the year ended December 31, 2015, income related to insurance, private pension and capitalization operations (premium bonds) before claim and selling expenses decreased R$216 million compared to the year ended December 31, 2014.

In the year ended December 31, 2016, other income increased R$103 million compared to the year ended December 31, 2015, due primarily to an increase in gains on the sale of assets held for sale, fixed assets and investments in associates and joint ventures. In the year ended December 31, 2015, the decrease was due primarily to a decrease in gains on the sale of assets held for sale, fixed assets and investments in associates and joint ventures where a non-recurring revenue in the amount of R$1,151 million from the sale of assets held by Itaú Seguros Soluções Corporativas S.A.(ISSC) was reflected in the year ended December 31, 2014.

The following chart shows the composition of the banking service fees for years ended December 31, 2016, 2015 and 2014:

Below is the composition of our losses on loans and claims for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Losses on loans and claims	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Expenses for allowance for loan and lease losses	(24,379)	(24,517)	(18,832)	138	(0.6)%	(5,685)	30.2%
Recovery of loans written-off as loss	3,742	4,779	5,054	(1,037)	(21.7)%	(275)	(5.4)%
Expenses for claims	(1,555)	(1,611)	(2,430)	56	(3.5)%	819	(33.7)%
Recovery of claims under reinsurance	70	14	407	56	400.0%	(393)	(96.6)%
Total losses on loans and claims	(22,122)	(21,335)	(15,801)	(787)	3.7%	(5,534)	35.0%

Evolution of the expenses for allowance for loan and lease losses

The chart below shows the changes in the components making up our expenses for allowance for loan and lease losses which primarily account for the variation between expenses for allowance for loan and lease losses for the years ended December 31, 2016, 2015 and 2014:

For the year ended December 31, 2016, our expenses for allowance for loan and lease losses remained relatively stable compared to the year ended December 31, 2015, primarily as a result of the decrease in our expenses for allowance loan and lease losses for companies being offset by increases in expenses for allowance and loan losses for our Latin America segment mainly as a result of the merger between Banco Itaú Chile and CorpBanca.

For the year ended December 31, 2015, our expenses for allowance for loan and lease losses increased by 30.2% compared to the year ended December 31, 2014. The growth is mainly due to a more challenging economic environment in Brazil. Please refer to section Macroeconomic context – item Brazilian context for further details.

As of December 31, 2016, the NPL ratio for operations overdue from 15 to 90 days (NPL 15-90) reached 2.5% and NPL ratio for operations overdue for over 90 days (NPL 90) reached 3.4%. The chart below shows the changes in the NPL ratios.

In the year ended December 31, 2016, the recovery of loans written off as losses reached R$3,742 million, representing a decrease of 21.7% compared to the year ended December 31, 2015 as a result of the challenging economic scenario in Brazil. In the year ended December 31, 2015, the recovery of loans written off as losses reached R$4,779 million, representing a decrease of 5.4% compared to the year ended December 31, 2014.

In 2016, expenses for claims decreased by R$56 million compared to the same period in the previous year. The reduction in expenses for claims is related to the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014. In 2015, expenses for claims decreased by R$819 million compared to 2014, mainly due to a decrease in claims of large risk insurance operations due to the sale of the large risk portfolio, in addition to decreasing claims in mandatory insurance for personal injury caused by motor vehicles (Seguro Obrigatório de Danos Pessoais Causados por Veículos Automotores de Via Terrestre, or DPVAT).

In 2016, recovery of claims under reinsurance increased by R$56 million from R$14 million for the year ended December 31, 2015 reaching R$70 million, mainly due to a decrease in the recovery of claims. In 2015, recovery of claims under reinsurance decreased by R$393 million compared to the year ended December 31, 2014, mainly due to a decrease in the recovery of claims in our segment of large risk insurance products.

The following table presents the composition of our general and administrative expenses for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
General and administrative expenses	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Personnel expenses	(22,360)	(19,573)	(17,071)	(2,787)	14.2%	(2,503)	14.7%
Administrative expenses	(15,959)	(15,112)	(14,325)	(847)	5.6%	(787)	5.5%
Depreciation	(1,702)	(1,688)	(1,641)	(14)	0.8%	(47)	2.9%
Amortization	(1,292)	(910)	(827)	(382)	42.0%	(83)	10.0%
Insurance acquisition expenses	(721)	(1,138)	(1,214)	417	(36.6)%	76	(6.3)%
Other expenses	(8,870)	(9,205)	(7,472)	335	(3.6)%	(1,733)	23.2%
Total general and administrative expenses	(50,904)	(47,626)	(42,550)	(3,278)	6.9%	(5,076)	11.9%

We kept a tight control on costs and have partially offset the potential rise in costs (brought by the growth of operations, the rise in salaries and benefits due to collective labor agreements and the impact of inflation on our administrative costs) with efficiency gains. Between December 31, 2015, and December 31, 2016, our number of employees increased by 4.9% to 94,779 mainly as a result of the merger between Banco Itaú Chile and CorpBanca. Between December 31, 2014 and December 31, 2015, our number of employees decreased by 3.1% to 90,320 mainly as a result of our natural turn-over.

General and administrative expenses increased by R$3,278 million, or 6.9%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. In the year ended December 31, 2015, these expenses increased by 11.9% compared to the year ended December 31, 2014.

In the year ended December 31, 2016, the increase of R$2,787 million in personnel expenses compared to the year ended December 31, 2015 was mainly a result of the increase in expenses related to compensation, welfare benefits and provisions for labor claims. Also, the increase in the number of employees in Latin America as a result of the merger between Banco Itaú Chile and CorpBanca contributed to this increase in the year ended December 31, 2016 compared to the year ended December 31, 2015. The annual collective labor agreement reached in third quarter, increased compensation by 8.0% starting from September 2016 and also established the lump-sum bonus to employees, and impacted the year ended December 31, 2016 compared to the year ended December 31, 2015. In the year ended December 31, 2015, the increase of R$2,503 million in personnel expenses compared to 2014 was mainly a result of the increase in expenses related to defined contribution plan and provisions for labor claims.

In the year ended December 31, 2016, administrative expenses increased by R$847 million, or 5.6%, compared to the year ended December 31, 2015 mainly due to increases in costs related to third-party services, financial services, utilities and rent. The increase in these expenses was due to the organic growth of our operations and, the effect of inflation on most contracts and costs in the year ended December 31, 2016. In the year ended December 31, 2015, administrative expenses increased R$787 million, or 5.5%, mainly because of increases in costs related to data processing and telecommunications, advertising, promotions and publications and other expenses. In the year ended December 31, 2016, other expenses decreased R$335 million, or 3.6% compared to the year ended December 31, 2015, mainly in provisions for civil lawsuits. In 2015, other expenses grew R$1,733 million, or 23.2%, mainly due to the increases of R$724 million in selling expenses related to credit cards, R$390 million in provisions for tax and social security lawsuits and R$361 million in provisions for civil lawsuits.

In the year ended December 31, 2016, tax expenses (ISS, PIS, Cofins and other tax expenses) amounted to R$7,971 million, an increase of R$2,566 million compared to the year ended December 31, 2015, and increase of R$342 million for the year ended December 31, 2015 compared to the year ended December 31, 2014, reflecting the increase in our banking product (operating revenues).

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

In the year ended December 31, 2016, income tax and social contribution amounted to an expense of R$14,610 million compared to a credit of R$7,891 million for the year ended December 31, 2015. This increase in expense was mainly due to an increase in income before tax and social contribution and due to the effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/2015 of May 2015 (converted into Law No. 13,169/2015 in October 2015) and to the tax effect on the hedge of our equity investments abroad, as exchange rate variations on such investments are not taxable but the hedge of such investments is taxable. In the year ended December 31, 2014, income tax and social contribution amounted to an expense of R$6,947 million.

Basis of segment information presentation

Our segment information is based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is prepared according to accounting practices adopted in Brazil (our segment information is not prepared in accordance with IFRS) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Please refer to section Performance, item Complete Financial Statements in IFRS, Note 34 – Segment Information for further details.

The impacts associated with capital allocation are included in the financial information. Accordingly, adjustments were made to the consolidated financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the consolidated financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier l Capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of Tier 1 Capital, we calculated the Return on Economic Allocated Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

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

We report information with respect to the following segments: (i) Retail Banking, (ii) Wholesale Banking and (iii) Activities with the Market and Corporation.

The current operational and reporting segments are described below:

•	Retail Banking: The result of the Retail Banking segment is derived from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high-income clients (Itaú Uniclass and Personnalité), and very small and small companies. This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú BMG Consignado;

•	Wholesale Banking: The result of the Wholesale Banking segment is derived from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units (excluding Brazil), including those of CorpBanca as of the second quarter of 2016 following the merger between Banco Itaú Chile and CorpBanca, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies as well as performing as an investment banking unit; and

•	Activities with the Market and Corporation: This segment records the results derived from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

We present below a summary of the results from our operating segments for the year ended December 31, 2016. Similar information for the years ended December 31, 2015 and 2014 is included in the consolidated financial statements, in Note 34 regarding segment information in section Performance, item Complete Financial Statements in IFRS. The following discussion should be read in conjunction with our complete financial statements, especially Note 34 regarding segment information in section Performance, item Complete Financial Statements in IFRS. The adjustments column shown in the Note 34 presents effects of the differences between the segmented results (substantially according with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our complete financial statements in IFRS.

Consolidated Statement of Income from January 1 to December 31, 2016	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
			(In millions of R$)
Banking product	69,577	28,324	9,412	107,313	11,348	118,661
Interest margin (1)	39,154	19,755	9,264	68,173	11,308	79,481
Banking service fees	22,659	8,072	59	30,790	1,128	31,918
Income related to insurance, private pension and capitalization operations before claim and selling expenses	7,764	497	89	8,350	(2,470)	5,880
Other revenues	-	-	-	-	1,382	1,382
Losses on loans and claims	(14,901)	(8,471)	71	(23,301)	1,179	(22,122)
Expenses for allowance for loan and lease losses	(16,717)	(8,914)	71	(25,560)	1,181	(24,379)
Recovery of credits written off as loss	3,242	502	-	3,744	(2)	3,742
Expenses for claims / recovery of claims under reinsurance	(1,426)	(59)	-	(1,485)	-	(1,485)
Operating margin	54,676	19,853	9,483	84,012	12,527	96,539
Other operating income (expenses)	(37,202)	(13,410)	(2,387)	(52,999)	(5,348)	(58,347)
Non-interest expenses (2)	(32,883)	(12,034)	(1,616)	(46,533)	(4,371)	(50,904)
Tax expenses for ISS, PIS and COFINS and other	(4,319)	(1,376)	(771)	(6,466)	(1,505)	(7,971)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	528	528
Net income before income tax and social contribution	17,474	6,443	7,096	31,013	7,179	38,192
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)	(5,964)	(14,610)
Non-controlling interest in subsidiaries	(223)	79	(1)	(145)	(174)	(319)
Net income	10,923	5,441	5,858	22,222	1,041	23,263

(1)	Includes net interest and similar income and expenses of R$66,369 dividend income of R$288, net gain (loss) on investment securities and derivatives of R$7,311 and results from foreign exchange results and exchange variation of transactions abroad of R$5,513.
(2)	Refers to general and administrative expenses including depreciation expenses of R$1,702, amortization expenses of R$1,292 and insurance acquisition expenses of R$721.

Revenues from operations in Brazil and abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Revenues from operations in Brazil and abroad	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Income Related to Financial Operations (1)	174,607	129,672	129,250	44,935	34.7%	422	0.3%
Brazil	154,653	117,140	118,946	37,513	32.0%	(1,806)	(1.5)%
Abroad	19,954	12,532	10,304	7,422	59.2%	2,228	21.6%
Banking Service Fees	31,918	29,452	26,342	2,466	8.4%	3,110	11.8%
Brazil	29,061	27,072	24,550	1,989	7.3%	2,522	10.3%
Abroad	2,857	2,380	1,792	477	20.0%	588	32.8%
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,880	6,672	6,888	(792)	(11.9)%	(216)	(3.1)%
Brazil	5,748	6,570	6,834	(822)	(12.5)%	(264)	(3.9)%
Abroad	132	102	54	30	29.4%	48	88.9%

(1)	Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, and foreign exchange results and exchange variation on transactions.

Retail Banking

The following table sets forth the consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Banking Product	69,577	70,495	65,516	(918)	(1.3)%	4,979	7.6%
Interest margin	39,154	40,997	37,880	(1,843)	(4.5)%	3,117	8.2%
Banking service fees	22,659	21,159	19,234	1,500	7.1%	1,925	10.0%
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,764	8,339	8,402	(575)	(6.9)%	(63)	(0.7)%
Losses on loans and claims	(14,901)	(13,893)	(11,840)	(1,008)	7.3%	(2,053)	17.3%
Expenses for allowance for loan and lease losses	(16,717)	(16,232)	(14,503)	(485)	3.0%	(1,729)	11.9%
Recovery of loans written-off as losses	3,242	3,886	4,642	(644)	(16.6)%	(756)	(16.3)%
Expenses for claims/Recovery of claims under reinsurance	(1,426)	(1,547)	(1,979)	121	(7.8)%	432	(21.8)%
Operating margin	54,676	56,602	53,676	(1,926)	(3.4)%	2,926	5.5%
Other operating income (expenses)	(37,202)	(35,924)	(34,200)	(1,278)	3.6%	(1,724)	5.0%
Non-interest expenses	(32,883)	(31,547)	(30,243)	(1,336)	4.2%	(1,304)	4.3%
Tax expenses for ISS, PIS and COFINS and other	(4,319)	(4,377)	(3,957)	58	(1.3)%	(420)	10.6%
Income before income tax and social contribution	17,474	20,678	19,476	(3,204)	(15.5)%	1,202	6.2%
Income tax and social contribution	(6,328)	(7,263)	(6,761)	935	(12.9)%	(502)	7.4%
Non-controlling interest in subsidiaries	(223)	(342)	(305)	119	(34.8)%	(37)	12.1%
Net income	10,923	13,073	12,410	(2,150)	(16.4)%	663	5.3%
Performance Measures
Efficiency Ratio	51.1%	48.0%	49.8%
Risk Adjusted Efficiency Ratio	72.4%	67.4%	66.7%
Balance Sheet Information
Loan, Lease and Other Credit Transactions	214,025	222,774	226,239
Total Assets	909,779	873,202	811,185

Net income for the Retail Banking segment decreased by 16.4% in the year ended December 31, 2016 from the year ended December 31, 2015, mainly due to the negative impact of the R$1,843 million decrease in interest margin, as a result of the challenging economic scenario in Brazil. Non-interest expenses increased by R$1,336 million, with an increase in personnel expenses, which were impacted by events related to terminations, labor claims, and lump-sum bonus payment to employees in 2016.

Banking service fees increased by 7.1% from the year ended December 31, 2015 to the year ended December 31, 2016, which had a positive impact on net income mainly due to higher revenues from current account services and credit cards.

Net income for the Retail Banking segment increased by 5.3% from the year ended December 31, 2014 to the year ended December 31, 2015, mainly due to the positive impact of the R$3,117 million increase in interest margin and of the R$1,925 million increase in banking service fees with higher revenues from current account services and credit cards. Losses on loans and claims increased by 17.3% from the year ended December 31, 2014, mainly due to higher expenses for allowance for loan and lease losses for individuals and small and very small companies due to a more challenging economic environment in Brazil. Non-interest expenses increased by 4.3%, with an increase in personnel expenses, which were affected by the collective labor agreements reached in 2014 and 2015.

Wholesale Banking

The following table sets forth the consolidated statement of income with respect to our Wholesale Banking segment for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Banking Product	28,324	25,774	20,408	2,550	9.9%	5,366	26.3%
Interest margin	19,755	18,047	13,685	1,708	9.5%	4,362	31.9%
Banking service fees	8,072	7,282	6,321	790	10.8%	961	15.2%
Income from insurance, private pension and capitalization operations before claim and selling expenses	497	445	402	52	11.7%	43	10.7%
Losses on loans and claims	(8,471)	(5,931)	(3,202)	(2,540)	42.8%	(2,729)	85.2%
Expenses for allowance for loan and lease losses	(8,914)	(6,764)	(3,565)	(2,150)	31.8%	(3,199)	89.7%
Recovery of loans written-off as losses	502	883	407	(381)	(43.1)%	476	117.0%
Expenses for claims/Recovery of claims under reinsurance	(59)	(50)	(44)	(9)	18.0%	(6)	13.6%
Operating margin	19,853	19,843	17,206	10	0.1%	2,637	15.3%
Other operating income (expenses)	(13,410)	(11,130)	(9,150)	(2,280)	20.5%	(1,980)	21.6%
Non-interest expenses	(12,034)	(9,877)	(8,158)	(2,157)	21.8%	(1,719)	21.1%
Tax expenses for ISS, PIS and COFINS and other	(1,376)	(1,253)	(992)	(123)	9.8%	(261)	26.3%
Income before income tax and social contribution	6,443	8,713	8,056	(2,270)	(26.1)%	657	8.2%
Income tax and social contribution	(1,081)	(2,691)	(2,591)	1,610	(59.8)%	(100)	3.9%
Non-controlling interest in subsidiaries	79	-	-	79	-	-	-
Net income	5,441	6,022	5,465	(581)	(9.6)%	557	10.2%
Performance Measures
Efficiency Ratio	44.8%	40.4%	42.1%
Risk Adjusted Efficiency Ratio	76.0%	64.4%	58.4%
Balance Sheet Information
Loan, Lease and Other Credit Transactions	277,200	251,056	221,950
Total Assets	585,088	547,236	436,872

In the year ended December 31, 2016, net income for our Wholesale Banking segment decreased by 9.6% from the previous year. Our banking product increased by 9.9% as the interest margin and the banking service fees were 9.5% and 10.8% higher than in the year ended December 31, 2015. The increase in interest margin was due to the growth in our Latin America portfolio as a result of the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016.

Non-interest expenses increased by 21.8% for the year ended December 31, 2016 compared to the year ended December 31, 2015. Losses on loans and claims increased by 42.8% for the year ended December 31, 2016 compared to the year ended December 31, 2015 mainly due to the higher provision for loan losses, which totaled R$8,914 million in 2016, mainly related to higher provisions for specific economic groups due to the challenging economic scenario in Brazil. Additionally, income from recovery of loans written-off as losses decreased by 43.1% in 2016 compared to the previous year.

In the year ended December 31, 2015, net income for our Wholesale Banking segment increased by 10.2% from the previous year. Our banking product increased by 26.3% as the interest margin and the banking service fees were 31.9% and 15.2% higher than in 2014. The increase in our corporate loan portfolio during 2015 contributed to the improvement in the interest margin for the period compared to the interest margin for 2014.

Losses on loans and claims increased by 85.2%, mainly due to the increase in expenses for allowance for loan losses for companies of the corporate segment in 2015. The increase of 117.0 % in recovery of loans written-off as losses compared to 2014 was mainly driven by the restructuring with respect to amounts owed by a specific client in the corporate segment. Also, the non-interest expenses increased by 21.1%, having a negative impact on net income.

Activities with the Market and Corporation

The following table sets forth the consolidated statement of income with respect to our Activities with the Market and Corporation segment for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2016	2015	2014	2016-2015		2015-2014
	(In millions of R$, except percentages)
Banking Product	9,412	7,641	3,916	1,771	23.2%	3,725	95.1%
Interest margin	9,264	7,513	3,590	1,751	23.3%	3,923	109.3%
Banking service fees	59	59	222	-	0.0%	(163)	(73.4)%
Income from insurance, private pension and capitalization operations before claim and selling expenses	89	69	104	20	29.0%	(35)	(33.7)%
Losses on loans and claims	71	98	(3)	(27)	(27.6)%	101	(3366.7)%
Expenses for allowance for loan and lease losses	71	98	(3)	(27)	(27.6)%	101	(3366.7)%
Recovery of loans written-off as losses	-	-	-	-	-	-	-
Expenses for claims/Recovery of claims under reinsurance	-	-	-	-	-	-	-
Banking Product net of losses on loans and claims	9,483	7,739	3,913	1,744	22.5%	3,826	97.8%
Other operating income (expenses)	(2,387)	(1,948)	(1,089)	(439)	22.5%	(859)	78.9%
Non-interest expenses	(1,616)	(1,522)	(1,182)	(94)	6.2%	(340)	28.8%
Tax expenses for ISS, PIS and COFINS and other	(771)	(426)	93	(345)	81.0%	(519)	(558.1)%
Income before income tax and social contribution	7,096	5,791	2,824	1,305	22.5%	2,967	105.1%
Income tax and social contribution	(1,237)	(1,040)	(74)	(197)	18.9%	(966)	1305.4%
Non-controlling interest in subsidiaries	(1)	(14)	(6)	13	(92.9)%	(8)	133.3%
Net income	5,858	4,737	2,744	1,121	23.7%	1,993	72.6%
Performance Measures
Efficiency Ratio	18.6%	21.0%	29.5%
Risk Adjusted Efficiency Ratio	17.8%	19.7%	29.5%
Balance Sheet Information
Loan, Lease and Other Credit Transactions	-	-	3,572
Total Assets	114,956	127,716	107,174

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

In 2016, net income from Activities with the Market and Corporation increased by 23.7% compared to the previous year. With positive effects on our net income, interest margin increased by R$1,751 million or 23.3%.

This increase is a result of an increase in the interest margin of R$3,923 million or 109.3%, for the year ended December 31, 2015 compared to the prior year (mainly due to higher results on our treasury transactions undertaken for purposes of asset and liability management and proprietary portfolio management). Non-interest expenses increased by 28.8% in 2015 compared to 2014.

Changes in cash flows

The following table sets forth the main variations in our cash flows for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31,
Changes in Cash Flows	2016	2015	2014
	(In millions of R$)
Net cash from (used in) operating activities	30,311	(34,459)	89,726
Net cash from (used in) investing activities	14,429	(361)	2,676
Net cash from (used in) financing activities	(22,329)	(8,529)	(21,688)
Net increase (decrease) in cash and cash equivalents	22,411	(43,350)	70,714

In 2016, our net increase of R$22,411 million in cash and cash equivalents was provided by R$30,311 million in operating activities, by R$14,429 million in investing activities and by the use of R$22,329 million in financing activities.

Operating activities

In the year ended December 31, 2016, net cash from operating activities was R$30,311 million as a result of decreases in securities purchased under agreements to resell, in other tax assets and by the decrease in loan operations. There was also a decrease in funds from interbank markets partially compensated by an increase in deposits received under securities repurchase agreements. In 2015, net cash used in operating activities was R$34,459 million due to increases in financial assets held for trading, loan operations (as a result of the credit portfolio increases) and securities purchased under agreements to resell. In 2014, the changes in cash flows from operating activities resulted from a decrease in financial assets held for trading and an increase in deposits received under securities repurchase agreements, partially offset by increases in loan operations. Management believes cash flows from operations, available cash balances and funds from interbank markets will be sufficient to fund our operating liquidity needs.

Investing activities

In the year ended December 31, 2016 the increase in cash from investing activities was related to CorpBanca’s consolidation as a result of the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016 and due to the cash received on the sale of available-for-sale financial assets. In 2015, the purchase of available-for-sale assets and purchase of held-to-maturity financial assets were the main cause for the outflows in our cash flow from investing activities. In 2014, the sale of large risk insurance operations and the sale of available-for-sale assets was the main cause for the inflows in our cash flow from investing activities, offset by cash paid for the purchase of available-for-sale assets.

Financing activities

In the years ended December 31, 2016, 2015 and 2014, the changes in cash flows from financing activities were primarily a result of an increase in redemptions of our subordinated debt in institutional markets. Further, we paid dividends and interest on capital in the amount of R$ 7,673 million, R$7,008 million and R$6,319 million in 2016, 2015 and 2014, respectively. In 2016, we purchased R$ 947 million in treasury shares compared to R$3,324 million in treasury shares in 2015, which both generated cash outflows of the same amounts.

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

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels.

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

The following table presents our operational liquidity reserve as of December 31, 2016, 2015 and 2014:

	As of December 31,			2016 Average
Cash in Cash Flows	2016	2015	2014	Balance(1)
		(In millions of R$)
Cash and deposits on demand	18,542	18,544	17,527	19,500
Funded positions of securities purchased under agreements to resell(2)	77,452	72,091	74,275	73,945
Unencumbered government securities	81,458	65,965	45,587	64,988
Operational reserve	174,627	156,600	137,389	158,433

(1)	Average calculated based on interim financial statements.
(2)	Net of R$4,329 (R$9,461 at 12/31/2015 and R$5,945 at 12/31/2014), which securities are restricted to guarantee transactions at BM&FBovespa and the Central Bank.

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

	For the Year Ended December 31,
	2016		2015		2014
Average deposits and borrowings	Average balance	% of total	Average balance	% of total	Average balance	% of total
	(In millions of R$, except percentages)
Interest-bearing liabilities	969,461	81.9%	875,904	81.2%	793,069	82.4
Interest-bearing deposits	244,121	20.6%	236,314	21.9%	233,999	24.3
Savings deposits	106,838	9.0%	114,500	10.6%	111,473	11.6
Interbank deposits	7,304	0.6%	19,633	1.8%	6,131	0.6
Time deposits	129,979	11.0%	102,182	9.5%	116,395	12.1
Securities sold under repurchase agreements	339,416	28.7%	297,509	27.6%	266,527	27.7
Interbank market debt and Institutional market debt	240,563	20.4%	219,463	20.3%	183,981	19.1
Interbank market debt	144,968	12.2%	134,637	12.5%	113,522	11.8
Institutional market debt	95,595	8.1%	84,826	7.9%	70,459	7.3
Reserves for insurance private pension and liabilities for capitalization plans	144,387	12.2%	121,856	11.3%	107,880	11.2
Other Interest-bearing liabilities	974	0.1%	761	0.1%	682	0.1
Non-interest-bearing liabilities	214,024	18.1%	203,377	18.8%	169,247	17.6
Non-interest bearing deposits	61,895	5.2%	54,148	5.0%	43,840	4.6
Derivatives	29,752	2.5%	29,488	2.7%	13,107	1.4
Other non-interest bearing liabilities	122,377	10.3%	119,740	11.1%	112,300	11.7
Total	1,183,485	100.0	1,079,280	100.0	962,315	100.0

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 17 – Deposits for further details about funding.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2016, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

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

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. In addition, there is a certain seasonality at the end of the year in our pension plan business, when the thirteenth salaries are paid. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

Information on trends

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment (please refer to section context, item Macroeconomic Context, Brazilian Context and section Our risk management, item Risk factors, Macroeconomic risks for further details);

•	legal and regulatory developments (please refer to section Context, item Macroeconomic context, Brazilian context, section Our risk management, item Regulatory environment and section Our risk management, item Risk factors, Legal and regulatory risks for further details);

•	the effects of any ongoing international financial turmoil, including on the liquidity and capital required (please refer to section Context, item Macroeconomic context, Global context, section Our risk management, item Regulatory environment and section Our risk management, item Risk factors, Macroeconomic risks for further details);

•	the inflation effects on the result of our operations (please refer to section Context, item Macroeconomic context, Brazilian context and section Our risk management, item Risk factors, Macroeconomic risks, inflation and fluctuations in interest rates may have a material adverse effect on us, for further details);

•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please refer to section Performance, item Financial performance, Results, and section Our risk management, item Risk factors, Macroeconomic risks, for further details); and

•	any acquisitions we may make in the future (please refer to section Our risk management, item Risk factors, The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us for further details).

As part of our strategy, we continue to review growth opportunities, both in Brazil and outside of Brazil. Additionally, please refer to section Our risk management, item Risk factors for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

Complete Financial Statements (IFRS)

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, concluded that the changes that occurred during the year ended December 31, 2016 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

By:	/s/ Roberto Egydio Setubal	By:	/s/ Caio Ibrahim David
	Name: Roberto Egydio Setubal		Name: Caio Ibrahim David
	Title: Chief Executive Officer		Title: Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 20, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Itaú Unibanco Holding S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries at December 31, 2016 and December 31, 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company. (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil
April 20, 2017

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

	Note	12/31/2016	12/31/2015
Assets

Cash and deposits on demand	4	18,542	18,544
Central Bank compulsory deposits	5	85,700	66,556
Interbank deposits	6	22,692	30,525
Securities purchased under agreements to resell	6	265,051	254,404
Financial assets held for trading	7a	204,648	164,311
Pledged as collateral		12,950	11,008
Other		191,698	153,303
Financial assets designated at fair value through profit or loss	7b	1,191	642
Derivatives	8 and 9	24,231	26,755
Available-for-sale financial assets	10	88,277	86,045
Pledged as collateral		17,435	16,706
Other		70,842	69,339
Held-to-maturity financial assets	11	40,495	42,185
Pledged as collateral		11,778	9,460
Other		28,717	32,725
Loan operations and lease operations portfolio, net	12	463,394	447,404
Loan operations and lease operations portfolio		490,366	474,248
(-) Allowance for loan and lease losses		(26,972)	(26,844)
Other financial assets	20a	53,917	53,506
Investments in associates and joint ventures	13	5,073	4,399
Goodwill	3	9,675	2,057
Fixed assets, net	15	8,042	8,541
Intangible assets, net	16	7,381	6,295
Tax assets		44,274	52,149
Income tax and social contribution - current		2,703	2,088
Income tax and social contribution - deferred	27b	37,395	47,453
Other		4,176	2,608
Assets held for sale	36.7	631	486
Other assets	20a	10,027	11,611
Total assets		1,353,241	1,276,415

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

	Note	12/31/2016	12/31/2015
Liabilities and stockholders' equity

Deposits	17	329,414	292,610
Securities sold under repurchase agreements	19a	349,164	336,643
Financial liabilities held for trading	18	519	412
Derivatives	8 and 9	24,698	31,071
Interbank market debt	19a	135,483	156,886
Institutional market debt	19b	96,239	93,918
Other financial liabilities	20b	71,832	68,715
Reserves for insurance and private pension	30c ll	154,076	129,305
Liabilities for capitalization plans		3,147	3,044
Provisions	32	20,909	18,994
Tax liabilities		5,836	4,971
Income tax and social contribution - current		1,741	2,364
Income tax and social contribution - deferred	27b II	643	370
Other		3,452	2,237
Other liabilities	20b	27,110	25,787
Total liabilities		1,218,427	1,162,356
Capital	21a	97,148	85,148
Treasury shares	21a	(1,882)	(4,353)
Additional paid-in capital	21c	1,785	1,733
Appropriated reserves	21d	3,443	10,067
Unappropriated reserves	21e	25,362	20,947
Cumulative other comprehensive income		(3,274)	(1,290)
Total stockholders’ equity attributed to the owners of the parent company		122,582	112,252
Non-controlling interests	21f	12,232	1,807
Total stockholders’ equity		134,814	114,059
Total liabilities and stockholders' equity		1,353,241	1,276,415

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2016	12/31/2015	12/31/2014
Banking product		118,661	92,011	91,657
Interest and similar income	23a	161,495	147,789	120,115
Interest and similar expense	23b	(95,126)	(75,064)	(72,977)
Dividend income		288	98	215
Net gain (loss) on investment securities and derivatives	23c	7,311	(11,862)	(724)
Foreign exchange results and exchange variations on transactions		5,513	(6,353)	9,644
Banking service fees	24	31,918	29,452	26,342
Income related to insurance, private pension and capitalization operations before claim and selling expenses		5,880	6,672	6,888
Income related to insurance and private pension	30b III	24,849	22,634	22,797
Reinsurance Premiums	30b III	(94)	(89)	(1,031)
Change in reserves for insurance and private pension		(19,490)	(16,460)	(15,436)
Revenue from capitalization plans		615	587	558
Other income	25	1,382	1,279	2,154
Losses on loans and claims		(22,122)	(21,335)	(15,801)
Expenses for allowance for loan and lease losses	12b	(24,379)	(24,517)	(18,832)
Recovery of loans written-off as loss		3,742	4,779	5,054
Expenses for claims		(1,555)	(1,611)	(2,430)
Recovery of claims under reinsurance		70	14	407
Banking product net of losses on loans and claims		96,539	70,676	75,856
Other operating income (expenses)		(58,347)	(52,411)	(47,048)
General and administrative expenses	26	(50,904)	(47,626)	(42,550)
Tax expenses		(7,971)	(5,405)	(5,063)
Share of profit or (loss) in associates and joint ventures	13	528	620	565
Income before income tax and social contribution	27	38,192	18,265	28,808
Current income tax and social contribution		(3,898)	(8,965)	(7,209)
Deferred income tax and social contribution		(10,712)	16,856	262
Net income		23,582	26,156	21,861
Net income attributable to owners of the parent company	28	23,263	25,740	21,555
Net income (loss) attributable to non-controlling interests	21f	319	416	306
Earnings per share - basic	28
Common		3.57	3.91	3.26
Preferred		3.57	3.91	3.26
Earnings per share - diluted	28
Common		3.54	3.89	3.24
Preferred		3.54	3.89	3.24
Weighted average number of shares outstanding - basic	28
Common		3,351,741,143	3,351,741,143	3,351,741,143
Preferred		3,171,215,661	3,228,881,081	3,266,347,063
Weighted average number of shares outstanding - diluted	28
Common		3,351,741,143	3,351,741,143	3,351,741,143
Preferred		3,216,235,372	3,270,734,307	3,305,545,129

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2016	12/31/2015	12/31/2014
Net income		23,582	26,156	21,861
Available-for-sale financial assets		2,040	(2,171)	583
Change in fair value		2,780	(6,518)	20
Income tax effect		(1,251)	2,659	14
(Gains) / losses transferred to income statement	23c	851	2,812	915
Income tax effect		(340)	(1,124)	(366)
Hedge		(697)	(1,739)	(143)
Cash flow hedge	9	(2,815)	1,148	336
Change in fair value		(5,041)	2,104	644
Income tax effect		2,226	(956)	(308)
Hedge of net investment in foreign operation	9	2,118	(2,887)	(479)
Change in fair value		3,760	(5,134)	(830)
Income tax effect		(1,642)	2,247	351
Remeasurements of liabilities for post-employment benefits (*)		(590)	(48)	202
Remeasurements	29	(1,048)	(68)	332
Income tax effect		458	20	(130)
Foreign exchange differences on foreign investments		(2,737)	3,099	440
Total comprehensive income		21,598	25,297	22,943
Comprehensive income attributable to non-controlling interests		319	416	306
Comprehensive income attributable to the owners of the parent company		21,279	24,881	22,637

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2016, 2015 and 2014

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income				Total	Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	stockholders’ equity – owners of the parent company	stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	15,000	526	524	(12,053)	-	(7,344)	-	-	-	-	(3,347)	82	(3,265)
Capital increase - Statutory Reserve	15,000	-	-	(15,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options - exercised options	-	526	223	-	-	-	-	-	-	-	749	-	749
Granting of stock options – exercised options	-	561	(26)	-	-	-	-	-	-	-	535	-	535
Acquisition of treasury shares (Note 21a)	-	(35)	-	-	-	-	-	-	-	-	(35)	-	(35)
Granted options recognized	-	-	249	-	-	-	-	-	-	-	249	-	249
Share-based payment – variable compensation	-	-	301	-	-	-	-	-	-	-	301	-	301
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	167	167
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,947	-	(7,344)	-	-	-	-	(4,397)	(85)	(4,482)
Dividends / Interest on capital paid in 2014 - Year 2013 - Special profit reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	(17)	-	-	-	-	-	-	(17)	-	(17)
Total comprehensive income	-	-	-	-	-	21,555	583	202	440	(143)	22,637	306	22,943
Net income	-	-	-	-	-	21,555	-	-	-	-	21,555	306	21,861
Other comprehensive income for the period	-	-	-	-	-	-	583	202	440	(143)	1,082	-	1,082
Appropriations:
Legal reserve	-	-	-	870	-	(870)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	9,178	4,163	(13,341)	-	-	-	-	-	-	-
Balance at 12/31/2014	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Change in the period	15,000	526	524	(5,258)	4,163	-	583	202	440	(143)	16,037	388	16,425
Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(3,025)	225	(7,445)	-	(8,207)	-	-	-	-	(8,304)	34	(8,270)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	(3,025)	101	-	-	-	-	-	-	-	(2,924)	-	(2,924)
Granting of stock options – exercised options	-	299	45	-	-	-	-	-	-	-	344	-	344
Acquisition of treasury shares (Note 21a)	-	(3,324)	-	-	-	-	-	-	-	-	(3,324)	-	(3,324)
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	124	-	-	-	-	-	-	-	124	-	124
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	276	276
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	2,703	-	(8,207)	-	-	-	-	(5,504)	(242)	(5,746)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	-	(10)	-	-	-	-	-	(10)	-	(10)
Total comprehensive income	-	-	-	-	-	25,740	(2,171)	(48)	3,099	(1,739)	24,881	416	25,297
Net income	-	-	-	-	-	25,740	-	-	-	-	25,740	416	26,156
Other comprehensive income for the period	-	-	-	-	-	-	(2,171)	(48)	3,099	(1,739)	(859)	-	(859)
Appropriations:
Legal reserve	-	-	-	1,054	-	(1,054)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	11,823	4,656	(16,479)	-	-	-	-	-	-	-
Balance at 12/31/2015	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Change in the period	10,148	(3,025)	225	1,857	4,646	-	(2,171)	(48)	3,099	(1,739)	12,992	450	13,442
Balance at 01/01/2016	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Transactions with owners	12,000	2,471	52	(9,620)	-	(11,574)	-	-	-	-	(6,671)	10,106	3,435
Capital increase - Statutory Reserve	12,000	-	-	(12,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	2,471	39	(2,670)	-	-	-	-	-	-	(160)	-	(160)
Granting of stock options – exercised options	-	748	(17)	-	-	-	-	-	-	-	731	-	731
Acquisition of treasury shares (Note 21a)	-	(947)	-	-	-	-	-	-	-	-	(947)	-	(947)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	2,670	-	(2,670)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	13	-	-	-	-	-	-	-	13	-	13
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	10,199	10,199
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	5,050	-	(11,574)	-	-	-	-	(6,524)	(93)	(6,617)
Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve	-	-	-	(2,697)	-	-	-	-	-	-	(2,697)	-	(2,697)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(1,586)	-	-	-	-	-	-	(1,586)	-	(1,586)
Other	-	-	-	-	5	-	-	-	-	-	5	-	5
Total comprehensive income	-	-	-	-	-	23,263	2,040	(590)	(2,737)	(697)	21,279	319	21,598
Net income	-	-	-	-	-	23,263	-	-	-	-	23,263	319	23,582
Other comprehensive income for the period	-	-	-	-	-	-	2,040	(590)	(2,737)	(697)	(1,984)	-	(1,984)
Appropriations:
Legal reserve	-	-	-	943	-	(943)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,336	4,410	(10,746)	-	-	-	-	-	-	-
Balance at 12/31/2016	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Change in the period	12,000	2,471	52	(6,624)	4,415	-	2,040	(590)	(2,737)	(697)	10,330	10,425	20,755

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2016	12/31/2015	12/31/2014
Adjusted net income		97,507	56,881	58,231
Net income		23,582	26,156	21,861
Adjustments to net income:		73,925	30,725	36,370
Granted options recognized and share-based payment – variable compensation		69	180	550
Effects of changes in exchange rates on cash and cash equivalents		17,941	(9,681)	1,186
Expenses for allowance for loan and lease losses	12b	24,379	24,517	18,832
Interest and foreign exchange expense from operations with subordinated debt		942	15,409	7,879
Change in reserves for insurance and private pension		19,490	16,460	15,436
Revenue from capitalization plans		(615)	(587)	(558)
Depreciation and amortization	15 and 16	3,233	2,828	2,544
Interest expense from provision for contingent and legal liabilities		1,610	1,479	1,019
Provision for contingent and legal liabilities		4,246	3,948	3,380
Interest income related to escrow deposits		(383)	(285)	(377)
Deferred taxes (excluding hedge tax effects)	27b	4,172	(1,869)	(262)
Share of profit or (loss) in associates and joint ventures		(528)	(620)	(565)
(Gain) loss on available-for-sale securities	23c	851	2,812	915
Interest and foreign exchange income related to available-for-sale financial assets		(1,719)	(16,941)	(9,012)
Interest and foreign exchange income related to held-to-maturity financial assets		(185)	(6,821)	(3,517)
(Gain) loss on sale of assets held for sale	25 and 26	124	36	35
(Gain) loss on sale of investments	25 and 26	(69)	43	14
(Gain) loss on sale of fixed assets	25 and 26	(14)	11	41
(Gain) loss from sale of investment of ISSC		-	-	(1,151)
Other		381	(194)	(19)
Change in assets and liabilities (*)		(67,196)	(91,340)	31,495
(Increase) decrease in assets		(30,405)	(149,459)	8,195
Interbank deposits		521	3,308	12,099
Securities purchased under agreements to resell		2,675	(88,250)	11,327
Compulsory deposits with the Central Bank of Brazil		(20,390)	(2,762)	13,893
Financial assets held for trading		(34,950)	(31,056)	26,073
Derivatives (assets / liabilities)		(4,047)	3,008	4,525
Financial assets designated at fair value through profit or loss		(655)	435	(303)
Loan operations		23,416	(28,103)	(42,309)
Financial assets		881	2,476	(35,546)
Other tax assets		5,262	(15,037)	1,203
Other assets		(3,118)	6,522	17,233
(Decrease) increase in liabilities		(36,791)	58,119	23,300
Deposits		(18,136)	(16,696)	(4,353)
Deposits received under securities repurchase agreements		8,534	47,833	22,013
Financial liabilities held for trading		206	(434)	47
Funds from interbank markets		(27,017)	33,199	3,946
Other financial liabilities		1,915	(5,222)	4,711
Technical reserve for insurance and private pension		5,141	3,067	(383)
Liabilities for capitalization plans		718	621	536
Provisions		(2,993)	(2,005)	(4,852)
Tax liabilities		6,359	6,931	8,119
Other liabilities		(5,095)	(2,693)	1,237
Payment of income tax and social contribution		(6,423)	(6,482)	(7,721)
Net cash from (used in) operating activities		30,311	(34,459)	89,726
Interest on capital / dividends received from investments in associates and joint ventures		287	243	213
Cash received on sale of available-for-sale financial assets		18,760	12,214	60,768
Cash received from redemption of held-to-maturity financial assets		3,473	3,160	2,667
Cash upon sale of assets held for sale		336	123	68
Cash upon sale of investments in associates and joint ventures		69	(43)	(14)
Cash and cash equivalents, net of assets and liabilities due from CorpBanca acquisition	3	5,869	-	-
Cash and cash equivalents, net of assets and liabilities due from Recovery acquisition	3	(714)	-	-
Cash and cash equivalents, net assets and liabilities due from BMG Seguradora acquisition	3a	-	-	(88)
Cash and cash equivalents, net assets and liabilities due from ISSC sale		-	-	1,474
Cash upon sale of fixed assets	15	109	104	62
Cash upon sale of intangible assets	16	10	69	222
Purchase of available-for-sale financial assets		(9,959)	(9,516)	(46,165)
Purchase of held-to-maturity financial assets		(1,363)	(4,090)	(11,322)
Purchase of investments in associates and joint ventures	13	(381)	(0)	(10)
Purchase of fixed assets	15	(991)	(1,466)	(3,966)
(Cash upon sale) Purchase of intangible assets / Goodwill	16	(1,076)	(1,158)	(1,232)
Net cash from (used in) investing activities		14,429	(361)	2,676
Funding from institutional markets		4,864	6,667	207
Redemptions in institutional markets		(18,198)	(5,242)	(16,158)
(Acquisition) / Disposal of interest of non-controlling stockholders		(1,013)	276	167
Granting of stock options – exercised options		731	344	535
Purchase of treasury shares		(947)	(3,324)	(35)
Dividends and interest on capital paid to non-controlling interests		(93)	(242)	(85)
Dividends and interest on capital paid		(7,673)	(7,008)	(6,319)
Net cash from (used in) financing activities		(22,329)	(8,529)	(21,688)
Net increase (decrease) in cash and cash equivalents	2.4c and 4	22,411	(43,350)	70,714
Cash and cash equivalents at the beginning of the period	4	91,649	125,318	55,790
Effects of changes in exchange rates on cash and cash equivalents		(17,941)	9,681	(1,186)
Cash and cash equivalents at the end of the period	4	96,119	91,649	125,318
Additional information on cash flow
Interest received		168,708	136,277	117,079
Interest paid		79,227	58,436	67,559
Non -cash transactions
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		2,869	2,458	2,270

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2016 and December 31, 2015 for balance sheet accounts and

From January 1 to December 31, 2016, 2015 and 2014 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates.

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

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on February 6, 2017.

Note 2 – Significant accounting policies

2.1.	Basis of preparation

These Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB).

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

Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended December 31, 2016

•	IASB Annual Improvement Cycle (2012-2014) – Annually IASB makes minor amendments to a series of pronouncements to clarify the standards and avoid double interpretation. In this cycle IFRS 5 – “Non-Current Assets Held for Sale and Discontinued Operations”, IFRS 7 – “Financial Instruments: Disclosures”, IAS 19 – “Employee Benefits”, and IAS 34 – “Interim Financial Reporting” were reviewed. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

•	Amendment to IFRS 11 – “Joint Arrangement” – The change establishes criteria for recognition of acquisition of joint operations, which activity constitutes one business, according to the methodology established in IFRS 3 – Business Combinations. Effective for the years beginning on January 1, 2016 and early adoption is permitted by IASB. Impacts of this change will occur only if there is an acquisition of a joint operation that constitutes a business.

•	Amendment to IAS 16 – “Property, Plant and Equipment” and IAS 38 “Intangible Assets” – The amendment clarifies the base principle for depreciation and amortization as being the expected standard of consumption of future economic benefits embodied in the asset. Effective for annual periods beginning on January 1, 2016, with early adoption permitted by IASB. No material impacts arising from this amendment were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Amendment to IAS 1 – “Presentation of Financial Statements” – The amendments are aimed at encouraging companies to identify which information is sufficiently material to be disclosed in the financial statements. It also clarifies that materiality is applicable to the full set of financial statements, including the notes to the financial statements, and it is applicable to any and all disclosure requirements of the IFRS standards. Effective for periods beginning on January 1, 2016. Main effects identified are related to the disclosure of accounting policies and judgment of materiality in the notes to the financial statements.

•	Amendments to IAS 28, IFRS 10 and IFRS 12: “Investment Entities: Applying Consolidation Exception”: This document comprises guidance for applying the Investment Entities concept. Effective for annual periods beginning on January 1, 2016. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – Financial Instruments – This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 applies to financial instruments and will be adopted retrospectively at its effective date, on January 1, 2018. This standard is structured to cover the pillars (I) classification and measurement of financial assets (II) impairment, and (III) hedge accounting. Among the amendments, the items below may have the most significant impacts:

(I)	Classification and measurement of financial assets: the classification of financial assets should depend on two criteria: the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets.

(II)	Impairment: The new standards introduced the expected loss approach and classification into three phases.

(III)	Hedge accounting: The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis.

IFRS 9 is in process of implementation by ITAÚ UNIBANCO HOLDING, and an evaluation of the possible impacts resulting from the adoption of this standard has been conducted and will be completed through its effective date. The adoption of the expected loss in relation to the incurred loss approach is likely to require an increase in the allowance for loan and lease losses since the recognition of losses will be anticipated. The finance, risks, and technology departments as well as Management are involved in the implementation process.

•	IFRS 15 – “Revenue from Contracts with Customers” – The pronouncement replaces IAS 18 and IAS 11, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company’s expectation of having in consideration the rights to these assets or services. ITAU UNIBANCO HOLDING will adopt IFRS 15 retrospectively only for contracts with remaining obligations until the date this standard comes into effect. Other effects should be adjusted with a counter-entry to Retained Earnings (Losses). This standard is effective for annual periods beginning on January 1, 2018. No material impacts arising from the adoption of this standard were identified.

•	IFRS 16 – “Leases” – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. This standard is effective for annual periods beginning on January 1, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IFRS 10 – “Consolidated Financial Statements” and IAS 28 – “Investments in Associates and Joint Ventures” – The amendments refer to an inconsistency between IFRS 10 and IAS 28 requirements, when addressing the sale or contribution of assets between an investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3.	Critical accounting estimates and judgments

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

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4d X). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients.

Methodology and assumptions used by Management are detailed in Note 2.4d X. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4k, Deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

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

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

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

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually submitted to the impairment test and, at December 31, 2016 and 2015, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

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

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2016 and 12/31/2015.

				Interest in voting		Interest in total
		Incorporation		capital at		capital at
		country	Activity	12/31/2016	12/31/2015	12/31/2016	12/31/2015

Banco CorpBanca Colombia S.A.	(Note 3)	Colombia	Financial institution	23.67%	0.00%	23.67%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	(Note 3)	Chile	Financial institution	-	99.99%	-	99.99%
Banco Itaú Consignado S.A(*)		Brazil	Financial institution	100.00%	60.00%	100.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	99.99%	60.00%	99.99%	60.00%
Itaú CorpBanca	(Note 3)	Chile	Financial institution	35.71%	0.00%	35.71%	0.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(*) New company name of Banco Itaú BMG Consignado S.A..

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all Financeira Itaú CBD S.A Crédito, Financiamento e Investimento (FIC) the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

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

The treatment of goodwill is described in Note 2.4h. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

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

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

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

d)	Financial Assets and Liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, should be recognized in the Balance Sheet, and measured in accordance with the category in which the instrument was classified.

Financial assets and liabilities may be classified as follows:

Categories	Recognition and Measurement
• Financial assets and liabilities at fair value through profit or loss – held for trading	• Initially and subsequently recognized at fair value; • Transaction costs are directly recognized in the Consolidated Statement of Income;
• Financial assets and liabilities at fair value through profit or loss – designated at fair value	• Gains and losses arising from changes in fair value are directly included in Net gain (loss) from investments in securities and derivatives.
• Initially and subsequently recognized at fair value plus transaction costs;
• Available-for-sale financial assets (*)	• Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income.
• Held-to-maturity financial assets (*) • Loans and receivables • Financial liabilities at amortized cost	• Initially recognized at fair value plus transaction costs; • Subsequently measured at amortized cost, using the effective interest rate method.

(*)Interest, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of income under Interest and similar income.

The classification of financial assets and liabilities depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

Effective interest rate – when calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest and similar income and expense are recognized in the Consolidated Statement of Income, in Interest and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables and financial liabilities at amortized cost the following Balance Sheet headings:

Loans and receivables	Financial liabilities at amortized cost

•    Central Bank compulsory deposits (Note 2.4dl and Note 5);

•    Interbank deposits (Note 6);

•    Securities purchased under agreements to resell (Note 2.4dll and Note 6);

•    Loan operations (Note 2.4dVIII and Note 12); and

•    Other financial assets (Note 20a).

•    Deposits (Note 17);

•    Securities sold under repurchase agreements (Note 2.4dll and Note 19a);

•    Funds from interbank markets (Note 19a);

•    Funds from institutional markets (Note 19b);

•    Liabilities for capitalization plans; and

•    Other financial liabilities (Note 20b).

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

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I.	Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

II.	Securities purchased under agreements to resell and sold under repurchase agreements

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

III-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

IV-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

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

V-	Derivatives

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

VI-	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on Investments in Securities and Derivatives – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits is probable.

VII-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded, when applicable, in the Consolidated statement of income.

VIII-	Loan operations

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

IX-	Lease operations (as lessor)

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

X-	Allowance for loan and lease losses

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

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio inside and outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

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

e)	Investments in associates and joint ventures

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

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

f)	Lease commitments (as lessee)

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

g)	Fixed assets

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

h)	Goodwill

In accordance with IFRS 3 (R) – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

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

i)	Intangible assets

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

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

j)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

k)	Income tax and social contribution

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

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

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

12/31/2016
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

l)	Insurance contracts and private pension

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

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

m)	Capitalization plans

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

n)	Post-employments benefits

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

o)	Share-based payment

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

p)	Financial guarantees

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

q)	Provisions, contingent assets and contingent liabilities

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

r)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

s)	Treasury shares

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

t)	Dividends and interest on capital

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

Dividends and interest on capital are presented in Note 21.

u)	Earnings per share

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

Earnings per share are presented in Note 28.

v)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

w)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Note 3 – Business development

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities. The transaction was approved by CADE on November 9, 2016.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú BMG Consignado is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition did not have accounting effects on its results on initial recognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method (Note 2.4e II).

The acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING on initial recognition.

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

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING on initial recognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDNG, through its subsidiary Itaú Unibanco S.A., acquired, from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59, and now holds 96% of Recovery’s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of US$ 2,309 million concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca was controlled from the April 1, 2016 fur ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING due to its interest in Itaú CorpBanca was R$ 10,517, based on the quotation of CorpBanca’s shares on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,928. Additionally, a goodwill of R$ 692 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CorpBanca

Assets	04/01/2016
Cash and deposits on demand	5,869
Interbank deposits	3,712
Securities purchased under agreements to resell	186
Financial assets held for trading	5,684
Derivatives	6,628
Available-for-sale financial assets	7,164
Held-to-maturity financial assets	236
Loan operations and lease operations portfolio, net	75,222
Other financial assets	3,018
Goodwill	888
Fixed assets, net	494
Intangible assets, net	2,603
Tax assets	1,413
Assets held for sale	2
Other assets	1,257
Total assets	114,376

Liabilities and stockholders’ equity	04/01/2016
Deposits	68,387
Securities sold under repurchase agreements	4,052
Derivatives	5,749
Interbank market debt	6,429
Institucional market debt	17,025
Other financial liabilities	1,583
Provisions	140
Tax liabilities	1,341
Other liabilities	2,619
Total liabilities	107,325
Plan net assets	7,051
Non-controlling interests	1,515
Net assets assumed	5,536
Adjustment to fair value of net assets assumed	(1,946)
Net assets assumed at fair value	3,590

Up to one year from acquisition date, adjustments to the reported amounts will be made to reflect any new information obtained about facts and circumstances that existed at the transaction completion date, as provided for in IFRS 3 – Business Combinations.

Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING, by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., it has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for equivalent to R$ 288.1.

The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between ITAÚ UNIBANCO HOLDING and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the shares. All the required regulatory approvals have been obtained on October of 2016.

The acquisitions did not have accounting effects on the net income of ITAÚ UNIBANCO HOLDING on initial recognition.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A. (MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Rede, increasead the capital of MaxiPago by 21.98 and acquired additional interest ownership of 3.02%, for the amount of R$ 2, and now holds 100% of MaxiPago’s capital stock.

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2016	12/31/2015
Cash and deposits on demand	18,542	18,544
Interbank deposits	13,358	22,022
Securities purchased under agreements to resell	64,219	51,083
Total	96,119	91,649

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 9,334 (R$ 8,503 at 12/31/2015) and R$ 200,832 (R$ 203,321 at 12/31/2015), respectively.

Note 5 - Central Bank compulsory deposits

	12/31/2016	12/31/2015
Non-interest bearing deposits	3,002	3,790
Interest-bearing deposits	82,698	62,766
Total	85,700	66,556

Note 6 - Interbank deposits and securities purchased under agreements to resell

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	21,503	1,189	22,692	29,769	756	30,525
Securities purchased under agreements to resell (*)	264,740	311	265,051	254,404	-	254,404
Total	286,243	1,500	287,743	284,173	756	284,929

(*) The amounts of R$ 4,329 (R$ 9,461 at 12/31/2015) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 178,070 (R$ 152,551 at 12/31/2015) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4d.

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2016			12/31/2015
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	1,170	3	1,173	1,110	(59)	1,051
Brazilian government securities (1a)	159,602	422	160,024	117,848	(795)	117,053
Brazilian external debt bonds (1b)	5,275	50	5,325	4,672	(241)	4,431
Government securities – abroad (1c)	3,714	21	3,735	1,140	9	1,149
Argentina	634	17	651	682	14	696
Chile	126	1	127	36	-	36
Colombia	2,666	3	2,669	77	(5)	72
United States	78	-	78	132	-	132
Mexico	6	-	6	3	-	3
Paraguay	88	-	88	68	-	68
Uruguay	32	-	32	40	-	40
Other	84	-	84	102	-	102
Corporate securities (1d)	34,425	(34)	34,391	40,659	(32)	40,627
Shares	2,598	(107)	2,491	2,231	(70)	2,161
Bank deposit certificates	1,824	-	1,824	2,583	-	2,583
Debentures	3,129	61	3,190	4,460	62	4,522
Eurobonds and other	654	8	662	1,015	(24)	991
Financial credit bills	25,893	-	25,893	30,367	-	30,367
Other	327	4	331	3	-	3
Total (2)	204,186	462	204,648	165,429	(1,118)	164,311

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 7,696 (R$ 7,384 at 12/31/2015), b) R$ 4,045 (R$ 3,541 at 12/31/2015), c) 1,183 (R$ 68 at 12/31/2015) and d) R$ 26 (R$ 15 at 12/31/2015), totaling R$ 12,950 (R$ 11,008 at 12/31/2015).

(2)	In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	34,302	34,206	36,045	35,934
Non-stated maturity	3,356	3,206	3,341	3,212
Up to one year	30,946	31,000	32,704	32,722
Non-current	169,884	170,442	129,384	128,377
From one to five years	117,748	118,050	57,923	57,700
From five to ten years	42,135	42,284	66,148	65,437
After ten years	10,001	10,108	5,313	5,240
Total	204,186	204,648	165,429	164,311

Financial assets held for trading include assets with a fair value of R$ 142,081 (R$ 117,128 at 12/31/2015) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2016
	Cost	Accumulated gain / (loss) reflected in income	Fair value
Brazilian external debt bonds	1,183	8	1,191
Total	1,183	8	1,191

	12/31/2015
	Cost	Accumulated gain/(loss) reflected in income	Fair value
Brazilian external debt bonds	493	13	506
Government securities – abroad	143	(7)	136
Total	636	6	642

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	1,183	1,191	-	-
Up to one year	1,183	1,191	-	-
Non-current	-	-	636	642
From one to five years		-	636	642

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

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,246 (R$ 7,757 at 12/31/2015) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders’ equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Futures contracts	666,927	61	66	127
Purchase commitments	200,752	(237)	86	(151)
Commodities	147	-	-	-
Indices	47,295	(213)	3	(210)
Interbank market	109,649	1	-	1
Foreign currency	31,141	(25)	83	58
Securities	12,520	-	-	-
Commitments to sell	466,175	298	(20)	278
Commodities	284	-	-	-
Indices	169,930	306	(1)	305
Interbank market	213,991	(11)	1	(10)
Foreign currency	70,719	3	(22)	(19)
Fixed rate	941	-	2	2
Securities	10,275	-	-	-
Other	35	-	-	-
Swap contracts		(4,446)	1,767	(2,679)
Asset position	471,221	6,602	3,940	10,542
Commodities	5	-	-	-
Indices	196,505	794	456	1,250
Interbank market	47,210	1,897	7	1,904
Foreign currency	13,582	1,136	(1)	1,135
Floating rate	38,262	(21)	1,471	1,450
Fixed rate	175,609	2,795	2,007	4,802
Securities	12	-	-	-
Other	36	1	-	1
Liability position	475,667	(11,048)	(2,173)	(13,221)
Commodities	131	-	-	-
Indices	147,560	(2,729)	(2,115)	(4,844)
Interbank market	36,554	(328)	(68)	(396)
Foreign currency	21,156	(915)	17	(898)
Floating rate	36,438	(140)	(1,204)	(1,344)
Fixed rate	233,780	(6,926)	1,195	(5,731)
Securities	20	(10)	2	(8)
Other	28	-	-	-
Option contracts	583,527	(2,108)	2,348	240
Purchase commitments – long position	163,069	1,490	(625)	865
Commodities	404	16	1	17
Indices	99,978	111	(8)	103
Interbank market	1,247	1	20	21
Foreign currency	45,106	1,205	(835)	370
Fixed rate	11	-	-	-
Securities	16,254	150	187	337
Other	69	7	10	17
Commitments to sell – long position	142,234	1,713	2,214	3,927
Commodities	162	4	5	9
Indices	92,088	106	(9)	97
Interbank market	7,533	6	(2)	4
Foreign currency	33,078	1,348	2,101	3,449
Fixed rate	145	6	(3)	3
Securities	9,211	243	122	365
Other	17	-	-	-
Purchase commitments – short position	129,392	(2,674)	1,721	(953)
Commodities	239	(3)	(8)	(11)
Indices	83,283	(161)	29	(132)
Interbank market	95	-	-	-
Foreign currency	39,900	(2,447)	1,875	(572)
Fixed rate	94	(1)	-	(1)
Securities	5,599	(54)	(166)	(220)
Other	182	(8)	(9)	(17)
Commitments to sell – short position	148,832	(2,637)	(962)	(3,599)
Commodities	268	(17)	(3)	(20)
Indices	104,268	(137)	51	(86)
Interbank market	3,438	(10)	2	(8)
Foreign currency	34,132	(2,258)	(884)	(3,142)
Fixed rate	28	(1)	-	(1)
Securities	6,681	(214)	(128)	(342)
Other	17	-	-	-

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders’ equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Forward operations (onshore)	13,429	1,446	(5)	1,441
Purchases receivable	1,186	1,240	(5)	1,235
Floating rate	546	545	1	546
Fixed rate	395	450	-	450
Securities	245	245	(6)	239
Purchases payable	-	(971)	-	(971)
Floating rate	-	(545)	-	(545)
Fixed rate	-	(421)	-	(421)
Securities	-	(5)	-	(5)
Sales receivable	8,139	3,734	2	3,736
Interbank market	4,396	8	-	8
Floating rate	300	300	-	300
Fixed rate	2,250	2,257	-	2,257
Securities	1,193	1,169	2	1,171
Sales deliverable	4,104	(2,557)	(2)	(2,559)
Interbank market	4,104	-	(2)	(2)
Floating rate	-	(300)	-	(300)
Fixed rate	-	(2,257)	-	(2,257)
Credit derivatives	12,100	-	34	34
Asset position	5,306	190	(9)	181
Foreign currency	3,876	188	(56)	132
Fixed rate	114	-	2	2
Securities	1,161	2	41	43
Other	155	-	4	4
Liability position	6,794	(190)	43	(147)
Foreign currency	5,487	(189)	70	(119)
Fixed rate	33	(1)	-	(1)
Securities	974	-	(21)	(21)
Other	300	-	(6)	(6)
Forwards operations (offshore)	250,775	472	162	634
Asset position	134,049	3,283	176	3,459
Commodities	206	18	1	19
Indices	148	9	-	9
Foreign currency	133,693	3,256	175	3,431
Securities	2	-	-	-
Liability position	116,726	(2,811)	(14)	(2,825)
Commodities	244	(27)	2	(25)
Indices	27	-	-	-
Foreign currency	116,437	(2,784)	(16)	(2,800)
Securities	18	-	-	-
Check of swap	1,493	(326)	61	(265)
Asset position - Foreign currency	923	18	70	88
Liability position - Interbank market	570	(344)	(9)	(353)
Other derivative financial instruments	4,217	45	(44)	1
Asset position	2,569	48	23	71
Foreign currency	148	(3)	8	5
Fixed rate	1,174	48	(5)	43
Securities	940	3	14	17
Other	307	-	6	6
Liability position	1,648	(3)	(67)	(70)
Commodities	2	-	-	-
Foreign currency	84	-	(32)	(32)
Fixed rate	81	(1)	(1)	(2)
Securities	1,317	(2)	(30)	(32)
Other	164	-	(4)	(4)
	Asset	18,379	5,852	24,231
	Liability	(23,235)	(1,463)	(24,698)
	Total	(4,856)	4,389	(467)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016
Futures contractsK	184,309	221,487	50,749	210,382	666,927
Swaps contracts - difference payable	17,588	67,405	50,000	329,626	464,619
Options	191,242	191,998	175,220	25,067	583,527
Forwards (onshore)	9,197	4,230	2	-	13,429
Credit derivatives	-	1,233	1,098	9,769	12,100
Forwards (offshore)	63,764	124,695	42,700	19,616	250,775
Check of swap	-	180	913	400	1,493
Other derivative financial instruments	32	579	418	3,188	4,217

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders’ equity)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Futures contracts	589,451	(71)	600	529
Purchase commitments	189,037	702	624	1,326
Commodities	316	-	-	-
Indices	60,485	702	(6)	696
Interbank market	88,411	(40)	1	(39)
Foreign currency	34,228	40	629	669
Securities	5,508	-	-	-
Other	89	-	-	-
Commitments to sell	400,414	(773)	(24)	(797)
Commodities	158	-	-	-
Indices	73,466	(754)	8	(746)
Interbank market	190,855	60	-	60
Foreign currency	129,357	(79)	(32)	(111)
Securities	6,260	-	-	-
Other	318	-	-	-
Swap contracts		(8,848)	1,664	(7,184)
Asset position	327,834	4,764	4,383	9,147
Commodities	4	-	-	-
Indices	134,426	(18)	1,050	1,032
Interbank market	60,888	426	818	1,244
Foreign currency	14,668	3,068	1,234	4,302
Floating rate	11,491	377	143	520
Fixed rate	106,316	911	1,138	2,049
Securities	25	-	-	-
Other	16	-	-	-
Liability position	336,682	(13,612)	(2,719)	(16,331)
Commodities	15	-	-	-
Indices	100,826	(2,316)	(311)	(2,627)
Interbank market	37,889	(233)	(1,167)	(1,400)
Foreign currency	33,944	(6,084)	(756)	(6,840)
Floating rate	11,195	(155)	(560)	(715)
Fixed rate	152,593	(4,795)	70	(4,725)
Securities	64	(29)	5	(24)
Other	156	-	-	-
Option contracts	285,405	136	(336)	(200)
Purchase commitments – long position	61,880	2,288	1,661	3,949
Commodities	481	25	(11)	14
Indices	5,505	66	(25)	41
Interbank market	5,116	15	6	21
Foreign currency	44,802	2,073	1,474	3,547
Fixed rate	6	-	-	-
Securities	5,872	101	208	309
Other	98	8	9	17
Commitments to sell – long position	85,099	1,481	153	1,634
Commodities	159	9	12	21
Indices	27,824	133	16	149
Interbank market	12,347	16	(16)	-
Foreign currency	36,526	1,024	(557)	467
Fixed rate	179	8	(1)	7
Securities	8,015	291	698	989
Other	49	-	1	1
Purchase commitments – short position	58,929	(2,020)	(2,141)	(4,161)
Commodities	249	(6)	-	(6)
Indices	5,418	(66)	21	(45)
Interbank market	5,146	(21)	(30)	(51)
Foreign currency	42,750	(1,864)	(1,902)	(3,766)
Fixed rate	112	-	-	-
Securities	5,156	(55)	(221)	(276)
Other	98	(8)	(9)	(17)
Commitments to sell – short position	79,497	(1,613)	(9)	(1,622)
Commodities	290	(22)	(39)	(61)
Indices	30,277	(158)	(23)	(181)
Interbank market	7,694	(10)	10	-
Foreign currency	33,751	(1,147)	740	(407)
Fixed rate	22	(1)	-	(1)
Securities	7,414	(275)	(696)	(971)
Other	49	-	(1)	(1)

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders equity)	Fair value
	12/31/2015	12/31/2015	12/31/2015	12/31/2015
Forwards operations (onshore)	40,227	2,253	80	2,333
Purchases receivable	516	636	-	636
Foreign currency	-	1	-	1
Floating rate	354	353	-	353
Fixed rate	154	273	-	273
Securities	8	9	-	9
Purchases payable	-	(508)	-	(508)
Floating rate	-	(353)	-	(353)
Fixed rate	-	(154)	-	(154)
Securities	-	(1)	-	(1)
Sales receivable	23,208	2,448	82	2,530
Interbank market	20,697	-	73	73
Floating rate	164	164	-	164
Fixed rate	153	157	-	157
Securities	2,194	2,127	9	2,136
Sales deliverable	16,503	(323)	(2)	(325)
Interbank market	16,503	-	(3)	(3)
Foreign currency	-	(2)	-	(2)
Floating rate	-	(164)	1	(163)
Fixed rate	-	(157)	-	(157)
Credit derivatives	12,662	58	(319)	(261)
Asset position	4,605	353	261	614
Foreign currency	3,625	353	212	565
Securities	788	-	45	45
Other	192	-	4	4
Liability position	8,057	(295)	(580)	(875)
Foreign currency	4,360	(290)	(267)	(557)
Fixed rate	547	(6)	(3)	(9)
Securities	2,763	1	(275)	(274)
Other	387	-	(35)	(35)
Forwards operations (offshore)	148,477	203	85	288
Asset position	71,227	3,285	145	3,430
Commodities	419	47	-	47
Indices	22	1	-	1
Foreign currency	70,786	3,237	145	3,382
Liability position	77,250	(3,082)	(60)	(3,142)
Commodities	152	(13)	2	(11)
Indices	77	(3)	-	(3)
Foreign currency	77,020	(3,066)	(62)	(3,128)
Securities	1	-	-	-
Check of swap	1,676	(330)	140	(190)
Asset position - Foreign currency	1,106	199	156	355
Liability position - Interbank market	570	(529)	(16)	(545)
Other derivative financial instruments	16,651	117	252	369
Asset position	15,508	2,964	967	3,931
Foreign currency	10,468	2,883	588	3,471
Fixed rate	1,464	71	63	134
Securities	3,113	10	279	289
Other	463	-	37	37
Liability position	1,143	(2,847)	(715)	(3,562)
Foreign currency	283	(2,847)	(687)	(3,534)
Securities	743	-	(25)	(25)
Other	117	-	(3)	(3)
	Asset	18,347	8,408	26,755
	Liability	(24,829)	(6,242)	(31,071)
	Total	(6,482)	2,166	(4,316)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2015
Futures contracts	152,087	138,545	74,365	224,454	589,451
Swaps contracts - difference payable	10,654	39,702	46,157	226,557	323,070
Options	93,587	123,391	40,860	27,567	285,405
Forwards (onshore)	6,591	22,349	10,118	1,169	40,227
Credit derivatives	-	1,436	428	10,798	12,662
Forwards (offshore)	43,651	70,688	23,365	10,773	148,477
Check of swap	-	-	-	1,676	1,676
Other derivative financial instruments	1,550	3,254	502	11,345	16,651

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2016
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures contracts	127	0.5	85	51	13	(18)	(6)	2
BM&FBOVESPA	128	0.5	85	52	13	(18)	(6)	2
Financial institutions	(1)	0.0	-	(1)	-	-	-	-
Swaps – difference receivable	10,542	43.5	828	723	585	659	1,497	6,250
BM&FBOVESPA	1,417	5.8	178	156	218	58	206	601
Companies	4,585	18.9	322	354	227	390	764	2,528
Financial institutions	4,256	17.6	319	197	122	196	447	2,975
Individuals	284	1.2	9	16	18	15	80	146
Option premiums	4,792	19.7	354	582	759	1,540	1,397	160
BM&FBOVESPA	1,679	6.9	144	209	182	1,075	41	28
Companies	507	2.1	23	19	88	134	188	55
Financial institutions	2,603	10.7	187	354	488	329	1,168	77
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	4,971	20.6	3,947	735	287	2	-	-
BM&FBOVESPA	1,418	5.9	427	703	286	2	-	-
Companies	2,783	11.5	2,750	32	1	-	-	-
Financial institutions	770	3.2	770	-	-	-	-	-
Credit derivatives - financial Institutions	181	0.7	-	-	3	5	13	160
Forwards (offshore)	3,459	14.3	601	1,252	444	579	245	338
BM&FBOVESPA	305	1.3	82	123	56	44	-	-
Companies	1,243	5.1	185	344	216	231	200	67
Financial institutions	1,908	7.9	333	783	172	304	45	271
Individuals	3	0.0	1	2	-	-	-	-
Check of swap - Companies	88	0.4	-	-	35	53	-	-
Other	71	0.3	-	-	1	6	13	51
Companies	29	0.1	-	-	-	5	8	16
Financial institutions	42	0.2	-	-	1	1	5	35
Total (*)	24,231	100.0	5,815	3,343	2,127	2,826	3,159	6,961
% per maturity term			24.0	13.8	8.8	11.7	13.0	28.7

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 14,111 refers to current and R$ 10,120 to non-current.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2015
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days

Assets
Futures - BM&FBOVESPA	529	2.0	639	(155)	(18)	(49)	76	36
Swaps – difference receivable	9,147	34.2	666	224	403	1,513	1,935	4,406
BM&FBOVESPA	662	2.5	17	13	25	104	126	377
Companies	5,127	19.1	627	29	46	1,037	838	2,550
Financial institutions	2,826	10.6	21	177	325	329	657	1,317
Individuals	532	2.0	1	5	7	43	314	162
Option premiums	5,583	20.8	2,413	676	609	715	692	478
BM&FBOVESPA	2,597	9.7	2,074	228	140	113	31	11
Companies	1,278	4.8	118	147	131	194	412	276
Financial institutions	1,697	6.3	221	300	337	399	249	191
Individuals	11	0.0	-	1	1	9	-	-
Forwards (onshore)	3,166	11.9	1,204	1,417	538	6	1	-
BM&FBOVESPA	2,218	8.3	368	1,313	530	6	1	-
Companies	530	2.0	418	104	8	-	-	-
Financial institutions	418	1.6	418	-	-	-	-	-
Credit derivatives - financial institutions	614	2.3	-	-	2	2	26	584
Forwards (offshore)	3,430	12.8	1,030	794	526	434	233	413
BM&FBOVESPA	47	0.2	3	19	7	18	-	-
Companies	1,453	5.4	177	327	288	294	135	232
Financial institutions	1,927	7.2	850	447	230	121	98	181
Individuals	3	0.0	-	1	1	1	-	-
Check of swap - Companies	355	1.3	-	-	-	-	355	-
Other	3,931	14.7	88	1,269	867	32	112	1,563
Companies	415	1.6	3	13	14	14	74	297
Financial institutions	3,516	13.1	85	1,256	853	18	38	1,266
Total (*)	26,755	100.0	6,040	4,225	2,927	2,653	3,430	7,480
% per maturity term			22.6	15.8	10.9	9.9	12.8	28.0

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 15,845 refers to current and R$ 10,910 to non-current.

F-47

	12/31/2016
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Swaps – Difference payable	(13,221)	53.4	(461)	(228)	(742)	(732)	(2,352)	(8,706)
BM&FBOVESPA	(1,614)	6.5	(304)	(75)	(124)	(97)	(125)	(889)
Companies	(2,531)	10.2	(67)	(32)	(90)	(248)	(573)	(1,521)
Financial institutions	(4,106)	16.6	(79)	(103)	(128)	(311)	(554)	(2,931)
Individuals	(4,970)	20.1	(11)	(18)	(400)	(76)	(1,100)	(3,365)
Option premiums	(4,552)	18.5	(837)	(659)	(516)	(713)	(1,116)	(711)
BM&FBOVESPA	(1,437)	5.8	(524)	(216)	(201)	(455)	(30)	(11)
Companies	(631)	2.6	(48)	(28)	(103)	(170)	(200)	(82)
Financial institutions	(2,463)	10.0	(265)	(414)	(208)	(81)	(882)	(613)
Individuals	(21)	0.1	-	(1)	(4)	(7)	(4)	(5)
Forwards (onshore)	(3,530)	14.3	(3,530)	-	-	-	-	-
BM&FBOVESPA	(6)	0.0	(6)	-	-	-	-	-
Companies	(2,754)	11.2	(2,754)	-	-	-	-	-
Financial institutions	(770)	3.1	(770)	-	-	-	-	-
Credit derivatives - Financial institutions	(147)	0.6	-	-	-	(2)	(10)	(135)
Forwards (offshore)	(2,825)	11.5	(466)	(881)	(527)	(299)	(99)	(553)
BM&FBOVESPA	(259)	1.0	(102)	(76)	(41)	(40)	-	-
Companies	(648)	2.6	(166)	(158)	(124)	(129)	(37)	(34)
Financial institutions	(1,916)	7.9	(198)	(647)	(360)	(130)	(62)	(519)
Individuals	(2)	0.0	-	-	(2)	-	-	-
Check of swap - Companies	(353)	1.4	-	-	-	(214)	(139)	-
Other - Companies	(70)	0.3	-	(1)	(1)	(1)	(10)	(57)
Total (*)	(24,698)	100.0	(5,294)	(1,769)	(1,786)	(1,961)	(3,726)	(10,162)
% per maturity term			21.4	7.2	7.2	7.9	15.1	41.2

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (10,810) refers to current and R$ (13,888) to non-current.

F-48

	12/31/2015
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Swaps – difference payable	(16,331)	52.6	(783)	(481)	(989)	(1,898)	(2,618)	(9,562)
BM&FBOVESPA	(1,107)	3.6	(9)	(10)	(35)	(145)	(340)	(568)
Companies	(5,912)	19.0	(703)	(422)	(279)	(953)	(1,339)	(2,216)
Financial institutions	(3,530)	11.4	(60)	(21)	(662)	(644)	(284)	(1,859)
Individuals	(5,782)	18.6	(11)	(28)	(13)	(156)	(655)	(4,919)
Option premiums	(5,783)	18.6	(1,460)	(1,285)	(895)	(845)	(805)	(493)
BM&FBOVESPA	(2,365)	7.6	(1,112)	(565)	(510)	(130)	(40)	(8)
Companies	(661)	2.1	(71)	(45)	(63)	(150)	(144)	(188)
Financial institutions	(2,748)	8.8	(277)	(674)	(321)	(560)	(620)	(296)
Individuals	(9)	0.1	-	(1)	(1)	(5)	(1)	(1)
Forwards (onshore)	(833)	2.6	(828)	(4)	(1)	-	-	-
BM&FBOVESPA	(5)	0.0	-	(4)	(1)	-	-	-
Companies	(411)	1.3	(411)	-	-	-	-	-
Financial institutions	(417)	1.3	(417)	-	-	-	-	-
Credit derivatives - Financial institutions	(875)	2.8	-	(9)	(9)	(5)	(105)	(747)
Forwards (offshore)	(3,142)	10.1	(692)	(727)	(785)	(581)	(233)	(124)
BM&FBOVESPA	(41)	0.1	(8)	(10)	(10)	(13)	-	-
Companies	(1,948)	6.3	(260)	(478)	(565)	(356)	(179)	(110)
Financial institutions	(1,151)	3.7	(424)	(238)	(210)	(211)	(54)	(14)
Individuals	(2)	0.0	-	(1)	-	(1)	-	-
Check of swap - Companies	(545)	1.8	-	-	-	-	(335)	(210)
Other	(3,562)	11.5	(87)	(1,267)	(857)	(19)	(8)	(1,324)
Companies	(817)	2.6	(1)	(3)	(6)	(4)	(8)	(795)
Financial institutions	(2,745)	8.9	(86)	(1,264)	(851)	(15)	-	(529)
Total (*)	(31,071)	100.0	(3,850)	(3,773)	(3,536)	(3,348)	(4,104)	(12,460)
% per maturity term			12.4	12.1	11.4	10.8	13.2	40.1

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

	12/31/2016
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,094	1,989	3,487	2,585	33
Total by instrument	8,094	1,989	3,487	2,585	33
By risk rating
Investment grade	8,094	1,989	3,487	2,585	33
Total by risk	8,094	1,989	3,487	2,585	33
By reference entity
Private entities	8,094	1,989	3,487	2,585	33
Total by entity	8,094	1,989	3,487	2,585	33

	12/31/2015
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,799	1,781	3,301	3,717	-
Total by instrument	8,799	1,781	3,301	3,717	-
By risk rating
Investment grade	8,799	1,781	3,301	3,717	-
Total by risk	8,799	1,781	3,301	3,717	-
By reference entity
Private entities	8,799	1,781	3,301	3,717	-
Total by entity	8,799	1,781	3,301	3,717	-

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

	12/31/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,094)	4,006	(4,088)
Total	(8,094)	4,006	(4,088)

	12/31/2015
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,799)	3,863	(4,936)
Total	(8,799)	3,863	(4,936)

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2016
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	265,051	-	265,051	(334)	-	264,717
Derivatives	24,231	-	24,231	(4,039)	(540)	19,652

	12/31/2015
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	254,404	-	254,404	(2,569)	-	251,835
Derivatives	26,755	-	26,755	(8,150)	-	18,605

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2016
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the
	recognized financial	Gross amount offset in the	presented in the statement of	statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	349,164	-	349,164	(17,829)	-	331,335
Derivatives	24,698	-	24,698	(4,039)	-	20,659

	12/31/2015
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the
	recognized financial	Gross amount offset in the	presented in the statement of	statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	336,643	-	336,643	(22,158)	-	314,485
Derivatives	31,071	-	31,071	(8,150)	(24)	22,897

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

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

a)	Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at BM&FBOVESPA and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Brazilian Reais and US Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in US Dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on BM&FBOVESPA, related to highly probable forecast transactions denominated in US Dollars and NDF (Non Deliverable Forward) and currency swap, contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap, currency and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.

•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.

•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate.

•	Hedge of highly probable forecast transactions: Protecting the risk associated to variation in the amount of commitments, when measured in Brazilian Reais (parent company’s functional currency) arising from variations in foreign exchange rates.

•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.

•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*.

•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange.

•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate.
•	Hedge of asset-backed securities under repurchase agreements: changes in cash flows from interest received on changes in Selic (benchmark interest rate).

*UF – Chilean unit of account / TPM – Monetary policy rate

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

All hedge relationships were designated between 2008 and 2016. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.

•	Hedge of redeemable preferred shares: interest paid/received every half year.

•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates.

•	Hedge of Syndicated Loan: interest paid / received daily.

•	Hedge of asset transactions: interest paid / received monthly.

•	Hedge of assets denominated in UF*: interest received monthly.

•	Hedge of funding: interest paid monthly.

•	Hedge of loan operations: interest received monthly.

Following we present gains (or losses) of the effective and ineffective of the strategies of cash flow hedge.

	12/31/2016		12/31/2015
Hedge instruments	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate futures	(2,051)	10	2,947	80
NDF	-	-	16	-
Interest rate swap	(27)	(2)	-	-
Total	(2,078)	8	2,963	80

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

At 12/31/2016, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ 130 (R$ 452 at 12/31/2015).

b) Hedge of net investment in foreign operations

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

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Brazilian Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

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

Following we present gains (or losses) of the effective and ineffective of the strategies of Hedge of net investment in foreign operations.

	12/31/2016		12/31/2015
Hedge instrument	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
DDI futures	(7,490)	(51)	(11,728)	(6)
Forward	683	(48)	669	44
NDF	2,312	(35)	2,801	76
Financial assets	43	2	46	-
Total	(4,452)	(132)	(8,212)	114

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

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed assets and liabilities expressed in UF (Chilean Unit of Accounts - CLF), and Euros and US Dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved.
•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

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

Hedge relationships were designated between 2012 and 2016, and maturities of related swaps will occur between 2017 and 2030. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of fair value hedge.

	12/31/2016		12/31/2015
Hedge instrument used	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate swap	(90)	(6)	(54)	(3)
Total	(90)	(6)	(54)	(3)

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

The tables below present, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the carrying amount of the hedged item:

	12/31/2016			12/31/2015
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value adjustments	Carrying value	Notional amount	Fair value adjustments	Carrying value
Hedge of deposits and repurchase agreements	83,068	(8)	83,580	77,905	43	77,922
Hedge of syndicated loan	6,844	(46)	6,844	8,200	(90)	8,200
Hedge of highly probable forecast transactions	-	-	-	1,125	16	1,125
Hedge of net investment in foreign operations (*)	21,449	221	12,330	21,927	(427)	12,815
Hedge of loan operations (Cash flow)	1,121	15	1,121	-	-	-
Hedge of assets transactions	24,168	312	26,495	7,405	(263)	7,876
Hedge of assets denominated in UF	13,147	(20)	13,147	-	-	-
Hedge of funding (Cash flow)	4,273	(22)	4,273	-	-	-
Hedge of Asset-backed securities under repurchase agreements	2,546	24	2,524	-	-	-
Hedge of loan operations (Market risk)	2,692	(91)	2,692	4,346	59	4,346
Hedge of available-for-sale securities	472	(14)	472	-	-	-
Hedge of funding (Market risk)	8,659	9	8,659	781	-	781
Total	168,439	380	162,137	121,689	(662)	113,065

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	-	32,132	28,616	10,188	5,646	6,486	-	83,068
Hedge of syndicated loan	6,844	-	-	-	-	-	-	6,844
Hedge of highly probable forecast transactions	-	-	-	-	-	-	-	-
Hedge of assets transactions	4,627	13,719	4,890	-	932	-	-	24,168
Hedge of fixed rate loan operations (Cash flow)	123	-	-	24	141	833	-	1,121
Hedge of net investment in foreign operations (*)	21,449	-	-	-	-	-	-	21,449
Hedge of assets denominated in UF	8,940	2,598	1,558	-	51	-	-	13,147
Hedge of funding (Cash flow)	121	1,485	73	536	774	1,284	-	4,273
Hedge of loan operations (Market risk)	189	422	63	29	93	335	1,561	2,692
Hedge of available-for-sale securities	-	-	-	218	-	254	-	472
Hedge of funding (Market risk)	1,266	2,460	3,433	701	72	488	239	8,659
Hedge of Asset-backed securities under repurchase
agreements	-	-	1,465	918	163	-	-	2,546
Total	43,559	52,816	40,098	12,614	7,872	9,680	1,800	168,439

(*) Classified as current, since instruments are frequently renewed.

	12/31/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	13,324	28,185	25,779	6,460	1,402	2,755	-	77,905
Hedge of syndicated loan	-	8,200	-	-	-	-	-	8,200
Hedge of highly probable forecast transactions	1,125	-	-	-	-	-	-	1,125
Hedge of assets transactions	-	4,627	2,778	-	-	-	-	7,405
Hedge of fixed rate loan operations	339	276	474	898	88	447	1,824	4,346
Hedge of structured funding (Market risk)	781	-	-	-	-	-	-	781
Hedge of net investment in foreign operations (*)	21,927	-	-	-	-	-	-	21,927
Total	37,496	41,288	29,031	7,358	1,490	3,202	1,824	121,689

(*) Classified as current, since instruments are frequently renewed.

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2016			12/31/2015
		Accumulated gain /			Accumulated gain /
		(loss) reflected in other			(loss) reflected in other
	Cost	comprehensive income	Fair value	Cost	comprehensive income	Fair value
Investment funds	42	-	42	218	-	218
Brazilian external debt bonds (1b)	14,465	(400)	14,065	19,843	(2,531)	17,312
Brazilian government securities (1a)	17,652	286	17,938	12,702	(906)	11,796
Government securities – abroad (1c)	14,488	(16)	14,472	9,942	(59)	9,883
Colombia	1,105	50	1,155	-	-	-
Chile	5,832	12	5,844	1,409	(2)	1,407
Korea	2,673	-	2,673	1,626	-	1,626
Denmark	819	-	819	2,548	-	2,548
Spain	923	-	923	1,060	-	1,060
United States	1,446	(19)	1,427	2,028	(6)	2,022
Netherlands	101	-	101	122	-	122
Paraguay	1,167	(56)	1,111	955	(43)	912
Uruguay	413	(2)	411	185	(7)	178
Other	9	(1)	8	9	(1)	8
Corporate securities (1d)	42,176	(416)	41,760	47,380	(544)	46,836
Shares	1,020	365	1,385	706	222	928
Rural product note	1,477	(52)	1,425	1,176	(46)	1,130
Bank deposit certificates	2,639	2	2,641	1,576	(3)	1,573
Securitized real estate loans	2,150	(55)	2,095	2,244	(207)	2,037
Debentures	21,863	(693)	21,170	23,153	(318)	22,835
Eurobonds and others	7,671	44	7,715	10,180	(68)	10,112
Financial bills	2,822	(6)	2,816	6,893	(47)	6,846
Promissory notes	2,191	(18)	2,173	1,060	(69)	991
Other	343	(3)	340	392	(8)	384
Total (2)	88,823	(546)	88,277	90,085	(4,040)	86,045

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 9,120 (R$ 1,755 at 12/31/2015), b) R$ 3,240 (R$ 14,135 at 12/31/2015), c) (R$ 8 at 12/31/2015) and d) R$ 5,075 (R$ 808 at 12/31/2015), totaling R$ 17,435 (R$ 16,706 at 12/31/2015);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

F-58

	12/31/2016		12/31/2015
	Cost	Fair value	Cost	Fair value
Current	23,516	23,636	22,754	22,923
Non-stated maturity	1,010	1,375	923	1,145
Up to one year	22,506	22,261	21,831	21,778
Non-current	65,307	64,641	67,331	63,122
From one to five years	39,149	38,969	35,739	35,098
From five to ten years	12,521	12,329	17,041	15,682
After ten years	13,637	13,343	14,551	12,342
Total	88,823	88,277	90,085	86,045

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2016	12/31/2015
	Amortized cost	Amortized cost
Corporate securities	14,977	15,661
Brazilian external debt bonds (1b)	12,042	14,788
Brazilian government securities (1a)	12,937	11,721
Government securities – abroad	539	15
Total (2)	40,495	42,185

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were a) (R$ 9,460 at 12/31/2015), b) R$ 11,778.

(2) In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 3,788 (R$ 3,758 from 01/01 to 12/31/2015).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	12/31/2016	12/31/2015
	Amortized cost	Amortized cost
Current	2,498	661
Up to one year	2,498	661
Non-current	37,997	41,524
From one to five years	19,376	14,500
From five to ten years	10,957	18,870
After ten years	7,664	8,154
Total	40,495	42,185

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2016	12/31/2015
Individuals	183,147	187,220
Credit card	59,022	58,542
Personal loan	25,813	28,396
Payroll loans	44,636	45,434
Vehicles	15,434	20,058
Mortgage loans	38,242	34,790

Corporate	121,754	152,527

Small and medium businesses	58,935	66,038

Foreign loans - Latin America	126,530	68,463

Total loan operations and lease operations	490,366	474,248

Allowance for loan and lease losses	(26,972)	(26,844)

Total loan operations and lease operations, net of allowance for loan and lease losses	463,394	447,404

By maturity	12/31/2016	12/31/2015
Overdue as from 1 day	16,843	15,596
Falling due up to 3 months	130,313	128,389
Falling due more than 3 months but less than 1 year	112,923	111,083
Falling due after 1 year	230,287	219,180

Total loan operations and lease operations	490,366	474,248

By concentration	12/31/2016	12/31/2015
Largest debtor	3,543	4,615
10 largest debtors	21,609	27,173
20 largest debtors	32,720	40,831
50 largest debtors	52,992	63,797
100 largest debtors	72,441	85,167

The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 2,017, R$ 1,882 and R$ 1,623 in interest and similar income as of 12/31/2016, 12/31/2015 and 12/31/2014 respectively, with the same impact on the allowance for loan and lease losses expenses.

b) Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening Balance 12/31/2015	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2016

Individuals	14,717	(13,682)	13,224	14,259
Credit card	4,141	(4,905)	4,457	3,693
Personal loans	8,330	(6,745)	6,171	7,756
Payroll loans	1,319	(1,273)	2,062	2,108
Vehicles	874	(709)	479	644
Mortgage loans	53	(50)	55	58
Corporate	6,459	(4,985)	4,388	5,862
Small and medium businesses	4,809	(4,267)	4,201	4,743
Foreign loans - Latin America	859	(1,317)	2,566	2,108
Total	26,844	(24,251)	24,379	26,972

Composition of the carrying amount by class of assets	Opening balance 12/31/2014	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2015

Individuals	13,385	(11,235)	12,567	14,717
Credit card	3,740	(4,055)	4,456	4,141
Personal loans	7,024	(5,221)	6,527	8,330
Payroll loans	1,107	(622)	834	1,319
Vehicles	1,469	(1,294)	699	874
Mortgage loans	45	(43)	51	53
Corporate	3,114	(4,321)	7,666	6,459
Small and medium businesses	5,158	(3,981)	3,632	4,809
Foreign loans - Latin America	735	(528)	652	859
Total	22,392	(20,065)	24,517	26,844

Composition of the carrying amount by class of assets	Opening balance 12/31/2013	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2014

Individuals	13,853	(12,668)	12,200	13,385
Credit card	2,952	(3,784)	4,572	3,740
Personal loans	6,488	(5,150)	5,686	7,024
Payroll loans	1,133	(429)	403	1,107
Vehicles	3,245	(3,254)	1,478	1,469
Mortgage loans	35	(51)	61	45
Corporate	2,006	(672)	1,780	3,114
Small and medium businesses	5,854	(4,992)	4,296	5,158
Foreign loans - Latin America	522	(343)	556	735
Total	22,235	(18,675)	18,832	22,392

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	12/31/2016	12/31/2015
Public sector	5	2
Industry and commerce	5,253	4,314
Services	5,237	6,001
Natural resources	872	922
Other sectors	19	18
Individuals	15,586	15,587
Total	26,972	26,844

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant or, in aggregate, for financial assets that are not individually significant (Note 2.4d X).

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2016						12/31/2015
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	14,138	5,351	107,616	511	121,754	5,862	11,627	5,716	140,900	743	152,527	6,459

II- Collectively evaluated

Individuals	10,763	6,756	172,384	7,503	183,147	14,259	11,579	6,587	175,641	8,130	187,220	14,717
Credit card	3,512	2,150	55,510	1,543	59,022	3,693	4,072	2,436	54,470	1,705	58,542	4,141
Personal loans	4,837	3,302	20,976	4,454	25,813	7,756	5,049	3,442	23,347	4,888	28,396	8,330
Payroll loans	1,431	954	43,205	1,154	44,636	2,108	1,242	227	44,192	1,092	45,434	1,319
Vehicles	591	326	14,843	318	15,434	644	880	459	19,178	415	20,058	874
Mortgage loans	392	24	37,850	34	38,242	58	336	23	34,454	30	34,790	53

Small and medium businesses	3,646	2,523	55,289	2,220	58,935	4,743	3,276	2,357	62,762	2,452	66,038	4,809

Foreign loans - Latin America	1,770	727	124,760	1,381	126,530	2,108	675	313	67,788	546	68,463	859

Total	30,317	15,357	460,049	11,615	490,366	26,972	27,157	14,973	447,091	11,871	474,248	26,844

(*) As detailed in Note 2.4.d X, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2016
	Minimum future	Future financial	Present
	payments	income	value
Current	3,572	(1,636)	1,936
Up to 1 year	3,572	(1,636)	1,936
Non-current	9,726	(2,955)	6,771
From 1 to 5 years	5,741	(2,778)	2,963
Over 5 years	3,985	(177)	3,808
Total	13,298	(4,591)	8,707

	12/31/2015
	Minimum future	Future financial	Present
	payments	income	value
Current	3,075	(794)	2,281
Up to 1 year	3,075	(794)	2,281
Non-current	3,402	(1,050)	2,352
From 1 to 5 years	3,172	(1,014)	2,158
Over 5 years	230	(36)	194
Total	6,477	(1,844)	4,633

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 254 (R$ 176 at 12/31/2015).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2016 and December 31, 2015:

	12/31/2016				12/31/2015
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Farir value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Companies – working capital	2,768	2,768	2,768	2,768	2,849	2,849	2,849	2,849
Companies - loan (2)	-	-	8	8	-	-	-	-
Individuals - vehicles (2)	-	-	4	4	-	-	-	-
Individuals – mortgage loan	3,061	2,960	3,055	2,944	2,806	2,763	2,805	2,752
Total	5,829	5,728	5,835	5,724	5,655	5,612	5,654	5,601

(1) Under Interbank Market Debt.

(2) Assignment of operations that had already been written down to losses

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest %
	at 12/31/2016		12/31/2016
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value (g)

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,251	26	293	2,587	241	2,644
BSF Holding S.A. (c)	49.00	49.00	2,067	(1)	396	1,687	194	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	3,230	(17)	745	478	109	-
Other (e)	-	-	-	-	-	114	13	-
Joint Ventures - Other (f)	-	-	-	-	-	207	(29)	-
Total	-	-	-	-	-	5,073	528	-

	Interest %
	at 12/31/2015		12/31/2015						12/31/2014
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Equity in earnings	Market value (g)	Equity in earnings

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,931	(26)	708	2,464	289	2,830	196
BSF Holding S.A.(c)	49.00	49.00	1,561	-	447	1,348	219	-	202
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,213	12	674	475	102	-	134
Other (e)	-	-	-	-	-	106	12	-	36
Joint Ventures - Other (f)						6	(2)		(3)
Total	-	-	-	-	-	4,399	620	-	565

(a) For purpose of recording the participation in earnings, at 12/31/2016 the position at 11/30/2016 was used and at 12/31/2015 the position at 11/30/2015 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 762 at 12/31/2016 and R$ 776 at 12/31/2015 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 582 to goodwill and R$ 92 to dividends provisioned not received on 12/31/2016.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) At 12/31/2016, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (39.58% total and voting capital and 38,39% on 12/31/2015), Rias Redbanc S.A. (25% total and voting capital and 25% on 12/31/2015) and Tecnologia Bancária S.A. (24.91% total capital and voting capital and 24,91% on 12/31/2015).

(f) At 12/31/2016, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital and 50% on 12/31/2015); Conectcar Soluções de Mobilidade Eletronica S.A.(50% capital total e votante) acquired at 01/29/2016 and includes income not arising from profit subsidiaries.

(g) Disclosed only for public companies.

At 12/31/2016, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB - Brasil Resseguros S.A. in the amount of R$ 104 (R$ 73 at 12/31/2015 and R$ 46 on 12/31/2014), BSF Holding S.A in the amount of R$ 62 (R$ 58 at 12/31/2015) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 222 (R$ 240 at 12/31/2015 and R$ 336 on 12/31/2014).

b) Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	12/31/2016	12/31/2015	12/31/2014
Total Assets (*)	20,819	20,183	17,812
Total Liabilities (*)	11,272	11,477	9,917
Total Income (*)	14,868	22,083	6,907
Total Expenses (*)	(13,401)	(20,255)	(5,112)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,313 (R$ 14,690 at 12/31/2015) related to assets, R$ 11,083 (R$ 11,477 at 12/31/2015) related to liabilities, R$ 14,142 (R$ 20,928 at 12/31/2015) related to income and of R$ (13,397) (R$ (20,254) at 12/31/2015) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 26 (R$ 517 at 12/31/2015).

The table below shows the total future minimum payments:

	12/31/2016	12/31/2015
Current	26	491
Up to 1 year	26	491
Non-current	-	26
From 1 to 5 years	-	26
Total future minimum payments	26	517
(-) Future interest	-	-
Present value	26	517

b)	Operating leases

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

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 1,145 from 01/01 to 12/31/2016 (R$ 1,102 from 01/01 to 12/31/2015 and R$ 1,018 from 01/01 to 12/31/2014).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2016	12/31/2015
Current	1,336	1,267
Up to 1 year	1,336	1,267
Non-current	5,402	5,028
From 1 to 5 years	4,689	4,043
Over 5 years	713	985
Total future minimum payments	6,738	6,295

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2) (3)
Fixed Assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350
Acquisitions	341	57	70	137	47	309	246	223	1,430
Disposal	-	(4)	(13)	(56)	(15)	(8)	(449)	(6)	(551)
Exchange variation	(2)	(15)	(11)	(22)	(3)	(67)	151	3	34
Transfers	(738)	-	27	125	-	1	515	4	(66)
Other	(6)	1	-	-	71	(5)	(137)	(7)	(83)
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114

Depreciation
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)
Accumulated depreciation	-	-	(80)	(245)	(142)	(102)	(1,038)	(95)	(1,702)
Disposal	-	-	11	53	6	5	377	4	456
Exchange variation	-	-	(8)	8	9	(1)	(101)	(8)	(101)
Other	-	-	1	-	(18)	3	96	2	84
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2016	387	1,047	1,259	743	915	531	2,739	421	8,042

(1) The contractual commitments for purchase of the fixed assets totaled R$ 48, achievable by 2017 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

		Real estate in use (2)		Other fixed assets (2) (3)
Fixed assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200
Acquisitions	198	-	6	139	75	141	824	83	1,466
Disposal	-	(6)	(13)	(112)	182	(68)	(533)	(5)	(555)
Exchange variation	-	3	35	81	6	8	6	6	145
Transfers	(1,681)	-	777	63	422	-	419	-	-
Other	(2)	-	1	34	-	(22)	82	1	94
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350

Depreciation
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Accumulated depreciation	-	-	(74)	(257)	(129)	(93)	(1,057)	(78)	(1,688)
Disposal	-	-	9	109	(183)	13	489	3	440
Exchange variation	-	-	(6)	(27)	(2)	1	(7)	(3)	(44)
Other	-	-	2	(1)	(8)	4	(25)	-	(28)
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	792	1,008	1,262	743	960	396	3,079	301	8,541

(1) The contractual commitments for purchase of the fixed assets totaled R$ 59, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

		Real estate in use (2)		Other fixed assets
Fixed assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	948	1,019	2,236	1,283	1,043	925	6,279	725	14,458
Acquisitions	1,485	3	11	169	117	74	2,045	62	3,966
Disposal	-	(1)	(6)	(163)	(9)	(89)	(829)	(5)	(1,102)
Exchange variation	-	-	(7)	22	4	(12)	4	(11)	-
Transfers	(157)	-	-	157	-	-	-	-	-
Other	1	(10)	(14)	-	(39)	18	(80)	2	(122)
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200

Depreciation
Balance at 12/31/2013	-	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	-	(58)	(247)	(85)	(79)	(1,098)	(74)	(1,641)
Disposal	-	-	3	162	2	60	768	4	999
Exchange variation	-	-	-	1	2	12	(13)	-	2
Other	-	-	11	(3)	1	(10)	35	2	36
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)

Impairment
Balance at 12/31/2013	-	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	9	-	-	9
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2014	2,274	1,011	525	714	597	415	2,881	294	8,711

(1) The contractual commitments for purchase of the fixed assets totaled R$ 67, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 a 20%

Cost
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047
Acquisitions	342	719	1,293	215	277	2,846
Terminated agreements/ write off	(308)	(73)	(3)	(1)	-	(385)
Exchange variation	-	(12)	120	-	(130)	(22)
Other	7	(295)	68	-	(29)	(249)
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237

Amortization (2)
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)
Amortization expense	(261)	(263)	(429)	(280)	(298)	(1,531)
Terminated agreements/ write off	306	67	1	-	-	374
Exchange variation	-	84	(107)	-	110	87
Other	-	66	24	-	246	336
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)

Impairment (3)
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)
Additions / assumptions	(1)	-	(57)	(317)	-	(375)
Write off	-	2	3	-	-	5
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)

Book value
Balance at 12/31/2016	472	1,372	2,085	2,658	794	7,381

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 262, achievable by 2017 (Note 36 - Off balance sheet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4i.

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 a 20%

Cost
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Acquisitions	109	39	410	489	15	1,062
Terminated agreements / write off	(169)	(195)	(134)	(14)	(4)	(516)
Exchange variation	-	-	109	-	185	294
Other	(2)	(17)	12	-	(27)	(34)
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047

Amortization (2)
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Amortization expense	(213)	(144)	(358)	(138)	(287)	(1,140)
Terminated agreements / write off	169	144	134	-	-	447
Exchange variation	-	-	(51)	-	(150)	(201)
Other	-	7	3	(1)	244	253
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)

Impairment (3)
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Additions / assumptions	-	-	-	(4)	-	(4)
Reversals	-	-	-	-	-	-
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)

Book value
Balance at 12/31/2015	387	1,077	1,172	3,041	618	6,295

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 281, achievable by 2016 (Note 36 - Off balance sheet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4i.

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	109	36	393	651	10	1,199
Terminated agreements / write off	(214)	(104)	(201)	(10)	(300)	(829)
Exchange variation	-	(2)	(23)	-	43	18
Other	7	(36)	(43)	-	19	(53)
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241

Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(225)	(157)	(324)	(66)	(131)	(903)
Terminated agreements / write off	204	81	201	-	119	605
Exchange variation	-	-	10	-	(34)	(24)
Other	-	(5)	63	-	249	307
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)

Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions / assumptions	-	-	-	(8)	-	(8)
Reversals	-	25	-	-	-	25
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)

Book value
Balance at 12/31/2014	493	1,243	1,047	2,709	642	6,134

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 508, achievable by 2016 (Note 36 - Off balance sheet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4i.

Note 17 - Deposits

The table below shows the breakdown of deposits:

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total

Interest-bearing deposits	187,882	80,399	268,281	171,527	59,991	231,518
Time deposits	75,913	80,361	156,274	45,994	59,256	105,250
Interbank deposits	3,719	38	3,757	14,214	735	14,949
Savings deposits	108,250	-	108,250	111,319	-	111,319
Non-interest bearing deposits	61,133	-	61,133	61,092	-	61,092
Demand deposits	61,133	-	61,133	61,092	-	61,092
Total	249,015	80,399	329,414	232,619	59,991	292,610

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2016	12/31/2015
Structured notes
Shares	49	57
Debt securities	470	355
Total	519	412

The effect of the changes in credit risk of these instruments is not significant at 12/31/2016 and 12/31/2015.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2016	12/31/2015
	Cost / Fair value	Cost / Fair value
Current - up to one year	134	34
Non-current	385	378
From one to five years	295	364
From five to ten years	52	5
After ten years	38	9
Total	519	412

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a) Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	234,569	114,595	349,164	181,198	155,445	336,643
Transactions backed by own financial assets (*)	101,400	114,595	215,995	64,955	155,445	220,400
Transactions backed by third party financial assets	133,169	-	133,169	116,243	-	116,243
Interbank market debt	75,352	60,131	135,483	80,547	76,339	156,886
Mortgage notes	-	-	-	31	108	139
Real estate credit bills	12,830	6,349	19,179	12,441	2,011	14,452
Agribusiness credit bills	9,158	6,284	15,442	6,695	7,080	13,775
Financial credit bills	5,976	13,590	19,566	3,860	14,636	18,496
Import and export financing	38,123	7,510	45,633	45,633	19,933	65,566
On-lending - domestic	9,205	20,623	29,828	11,884	26,920	38,804
Liabilities from transactions related to credit assignments (Note 12d)	60	5,775	5,835	3	5,651	5,654

(*) It includes R$ 132,149 (R$ 152,215 at 12/31/2015) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	8,5% of CDI to 17.36%	0.63% to 1.85%
Mortgage notes	-	2.5% to 8%
Real estate credit bills	83% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	83% to 98% of CDI	-
Import and export financing	1.1% to 6.0%	0.4% to 9.5%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.38% to 13.17%	-

(*) Note 2,4d presents the operations comprising Deposits received under securities repurchased agreements.Final repurchase dates are set until December 2032.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (1)	11,056	46,364	57,420	10,209	55,576	65,785
Foreign borrowing through securities	5,947	27,636	33,583	4,757	19,431	24,188
Structured Operations Certificates (2)	2,050	3,186	5,236	893	3,052	3,945
Total	19,053	77,186	96,239	15,859	78,059	93,918

(1) At 12/31/2016, the amount of R$ 51,875 (R$ 64,861 at 12/31/2015) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at December 31, 2016, the market value of the funding from Structured Operations Certificates issued is R$ 5,816.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 1% to IGPM + 7.6%	3.5% to 10.79%
Foreign borrowing through securities	0.89% to 12.73%	0.63% to 25.04%
Structured Operations Certificates	IPA + 3.28% to 16.54%	-

Note 20 - Other assets and liabilities

a) Other assets

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	41,648	12,269	53,917	41,546	11,960	53,506
Receivables from credit card issuers	26,124	-	26,124	25,191	-	25,191
Insurance and reinsurance operations	1,306	14	1,320	1,367	-	1,367
Deposits in guarantee for contingent liabilities (Note 32)	2,118	11,144	13,262	2,131	10,502	12,633
Deposits in guarantee for foreign borrowing program	893	-	893	409	-	409
Negotiation and intermediation of securities	6,770	-	6,770	7,725	-	7,725
Receivables from reimbursement of contingent liabilities (Note 32c)	258	870	1,128	335	758	1,093
Receivables from services provided	2,510	-	2,510	2,333	149	2,482
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	7	234	241	-	551	551
Foreign exchange portfolio	-	-	-	444	-	444
Operations without credit granting characteristics	1,662	7	1,669	1,611	-	1,611
Non-financial	7,804	2,223	10,027	7,005	4,606	11,611
Prepaid expenses	2,101	687	2,788	2,196	1,012	3,208
Retirement plan assets (Notes 29c and d)	-	1,113	1,113	-	2,183	2,183
Sundry domestic	1,634	32	1,666	602	-	602
Premiums from loan operations	531	319	850	814	850	1,664
Sundry foreign	1,776	65	1,841	1,542	550	2,092
Other	1,762	7	1,769	1,851	11	1,862

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

b)	Other liabilities

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
Financial	71,798	34	71,832	68,478	237	68,715
Credit card operations	58,920	-	58,920	56,143	-	56,143
Foreign exchange portfolio	620	-	620	-	-	-
Negotiation and intermediation of securities	10,538	-	10,538	10,920	177	11,097
Finance leases (Note 14a)	26	-	26	491	26	517
Funds from consortia participants	84	-	84	45	-	45
Other	1,610	34	1,644	879	34	913
Non-financial	25,968	1,142	27,110	24,975	812	25,787
Collection and payment of taxes and contributions	297	-	297	239	-	239
Sundry creditors - domestic	2,488	117	2,605	1,681	75	1,756
Funds in transit	10,214	190	10,404	10,893	-	10,893
Provision for sundry payments	2,007	203	2,210	1,944	199	2,143
Social and statutory	5,541	35	5,576	5,110	-	5,110
Related to insurance operations	224	-	224	253	-	253
Liabilities for official agreements and rendering of payment services	864	-	864	808	-	808
Provision for retirement plan benefits (Note 29c and e)	201	548	749	-	491	491
Personnel provision	1,352	49	1,401	1,336	47	1,383
Provision for health insurance	742	-	742	716	-	716
Deferred income	1,975	-	1,975	1,909	-	1,909
Other	63	-	63	86	-	86

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21,2016 and the process was approved by the Central Bank on September 23,2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148 (85,148 at 12/31/2015), of which R$ 65,534 (58,284 at 12/31/2015) refers to stockholders domiciled in the country and R$ 31,614 (R$ 26,864 at 12/31/2015) refers to stockholders domiciled abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2016
	Number
	Common	Preferred	Total	Amount

Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Purchase of shares	-	30,640,000	30,640,000	(947)
Exercised options – granting of stock options	-	(19,931,626)	(19,931,626)	315
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	433
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670
Bonus Shares - ESM of 09/14/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554

	12/31/2015
	Number
	Common	Preferred	Total	Amount

Residents in Brazil at 12/31/2014	3,034,554,303	1,148,179,276	4,182,733,579
Residents abroad at 12/31/2014	12,485,895	1,888,696,475	1,901,182,370
Shares of capital stock at 12/31/2014	3,047,040,198	3,036,875,751	6,083,915,949
Bonus shares - ESM of 04/29/2015 – made effective on 06/25/2015	304,704,019	303,687,575	608,391,594
Shares of capital stock at 12/31/2015	3,351,744,217	3,340,563,326	6,692,307,543
Residents in Brazil at 12/31/2015	3,337,023,124	1,243,853,815	4,580,876,939
Residents abroad at 12/31/2015	14,721,093	2,096,709,511	2,111,430,604
Treasury shares at 12/31/2014 (1)	2,795	59,211,406	59,214,201	(1,328)
Purchase of shares	-	122,677,280	122,677,280	(3,324)
Exercised options - granting of stock options	-	(6,461,115)	(6,461,115)	4
Disposals – stock option plan	-	(5,877,161)	(5,877,161)	295
Bonus shares - ESM of 04/29/2015	279	9,268,505	9,268,784	-
Treasury shares at 12/31/2015 (1)	3,074	178,818,915	178,821,989	(4,353)
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554
Outstanding shares at 12/31/2014 (2)	3,351,741,143	3,275,430,780	6,627,171,923

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 09/23/2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 12/31/2016
Cost / market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value at 12/31/2016	30.00	33.85

	01/01 to 12/31/2015
Cost / market value	Common	Preferred
Minimum	-	24.96
Weighted average	-	28.80
Maximum	-	31.86
Treasury shares
Average cost	7.25	26.78
Market value at 12/31/2015	24.58	26.33

b)	Dividends

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

Calculation of dividends and interest on capital

	12/31/2016	12/31/2015	12/31/2014
Statutory net income	18,853	21,084	17,392
Adjustments:
(-) Legal reserve	(943)	(1,054)	(870)
Dividend calculation basis	17,910	20,030	16,522
Mandatory dividend - 25%	4,478	5,007	4,130
Dividends and interest on capital – paid / provisioned for	10,000	7,305	6,635

Payments / provision for interest on capital and dividends

	12/31/2016
	Gross	WHT	Net
Paid / prepaid	3,355	(355)	3,000
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2016	987	-	987
Interest on capital - R$ 0.3990 per share paid on 08/25/2016	2,368	(355)	2,013

Declared until 12/31/2016 (recorded in other liabilities)	3,169	(461)	2,708
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2017	98	-	98
Interest on capital - R$ 0.4714 per share, credited on 12/30/2016, paid by 04/28/2017	3,071	(461)	2,610

Declared after 12/31/2016 (Recorded in Revenue Reserves - Dividends equalization)	5,050	(758)	4,292
Interest on capital - R$ 0.7754 per share	5,050	(758)	4,292

Total from 01/01 to 12/31/2016 - R$ 1.5789 net per share	11,574	(1,574)	10,000

	12/31/2015
	Gross	WHT	Net
Paid / prepaid	3,002	(311)	2,691
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2015	932	-	932
Interest on capital - R$ 0.3460 per share paid on 08/25/2015	2,070	(311)	1,759

Declared until 12/31/2015 (recorded in other liabilities)	2,502	(186)	2,316
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2016	89	-	89
Dividends provision - R$ 0.1980 per share	1,173		1,173
Interest on capital - R$ 0.2090 per share, credited on 12/30/2015, paid by 04/30/2016	1,240	(186)	1,054

Declared after 12/31/2015 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,703	(405)	2,298
Interest on capital - R$ 0.4564 per share	2,703	(405)	2,298

Total from 01/01 to 12/31/2015 - R$ 1.2376 net per share	8,207	(902)	7,305

Payments / provision for interest on capital and dividends

	12/31/2014
	Gross	WHT	Net
Paid / prepaid	2,637	(267)	2,370
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2014	857	-	857
Interest on capital - R$ 0.3256 per share paid on 08/25/2014	1,780	(267)	1,513

Declared until 12/31/2014 (recorded in other liabilities)	1,760	-	1,760
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2015	82	-	82
Interest on capital - R$ 0.3063 per share	1,678	-	1,678

Declared after 12/31/2014 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	2,947	(442)	2,505
Interest on capital - R$ 0.5380 per share	2,947	(442)	2,505

Total from 01/01 to 12/31/2014 - R$ 1.2204 net per share	7,344	(709)	6,635

c) Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d) Appropriated reserves

	12/31/2016	12/31/2015	12/31/2014
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Revenue reserves	3,158	9,782	7,925
Legal (2)	7,838	6,895	5,841
Statutory	1,132	9,461	7,775
Dividends equalization (3)	337	3,355	2,885
Working capital increase (4)	-	1,655	1,162
Increase in capital of investees (5)	795	4,451	3,728
Corporate reorganizations (Note 2.4 a III)	(10,862)	(9,277)	(8,638)
Unrealized profits (6)	5,050	2,703	2,947
Total reserves at parent company	3,443	10,067	8,210

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

f) Non-controlling interests

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Itaú CorpBanca (Note 3)	10,117	-	119	-
Banco CorpBanca Colômbia S.A. (Note 3)	1,231	-	22	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	519	428	119	118
Banco Itaú Consignado S.A.	-	983	(20)	217
Luizacred S.A. Soc. Cred. Financiamento Investimento	275	282	51	62
Others	90	114	28	19
Total	12,232	1,807	319	416

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

At the ESM of September 14, 2016 a capital increase with 10% share bonus was approved and ratified by BACEN on September 23, 2016. The new shares will be included in the share position on October 21, 2016. Therefore, for better comparability, the number of shares shown in this note consider the bonus shares.

From 01/01 to 12/31/2016, the accounting effect of the share-based payment in income was R$ (591) (R$ (734) from 01/01 to 12/31/2015 and R$ (441) from 01/01 to 12/31/2014)).

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

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Summary of changes in the plan

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25,66 - 41,69
Granting 2011-2012		30,45 - 40,72
Weighted average of the remaining contractual life (in years)	2.63

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,968,681)	36.44
Exercised	(166,494)	22.11	31.24
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Range of exercise prices
Granting 2008-2009		23,95 - 36,62
Granting 2010-2012		21,71 - 38,90
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2013	79,033,384	27.15
Options exercisable at the end of the period	39,609,101	25.14
Options outstanding but not exercisable	39,424,283	29.96
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,684,588)	28.91
Exercised	(16,670,473)	24.80	33.39
Opening balance 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Range of exercise prices
Granting 2006-2009		21,64 - 36,25
Granting 2010-2012		21,71 - 35,15
Weighted average of the remaining contractual life (in years)	2.56

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

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 19.45 per share at 12/31/2016 (R$ 26.56 per share at 12/31/2015 and R$ 26.95 per share at 12/31/2014).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform to this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Quantity
Balance at 12/31/2014	29,407,871
New granted	11,442,795
Cancelled	(889,690)
Exercised	(6,294,621)
Balance at 12/31/2015	33,666,355
Weighted average of remaining contractual life (years)	2.02

Quantity
Balance at 12/31/2013	22,205,702
New granted	13,318,700
Cancelled	(1,883,243)
Exercised	(4,233,288)
Balance at 12/31/2014	29,407,871
Weighted average of remaining contractual life (years)	2.05

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

The weighted average of the fair value of ITUB4 shares was estimated at R$ 21.96 per share at 12/31/2016 (R$ 28.40 per share at 12/31/2015 and R$ 23.03 per share at 12/31/2014).

Change in variable compensation in shares

Quantity
Opening balance 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Change in variable compensation in shares

Quantity
Opening balance 12/31/2014	17,492,005
New	13,792,517
Delivered	(8,306,134)
Cancelled	(652,815)
Balance at 12/31/2015	22,325,573

Change in variable compensation in shares

Quantity
Opening balance 12/31/2013	9,119,826
New	12,102,893
Delivered	(3,250,234)
Cancelled	(480,480)
Balance at 12/31/2014	17,492,005

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest and similar income

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Central Bank compulsory deposits	6,920	5,748	5,904
Interbank deposits	677	1,628	1,286
Securities purchased under agreements to resell	34,162	27,572	17,929
Financial assets held for trading	23,669	19,826	15,128
Available-for-sale financial assets	11,160	8,979	7,272
Held-to-maturity financial assets	3,788	3,758	2,347
Loan and lease operations	80,118	79,392	69,248
Other financial assets	1,001	886	1,001
Total	161,495	147,789	120,115

b) Interest and similar expense

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Deposits	(14,701)	(13,587)	(12,064)
Securities sold under repurchase agreements	(45,932)	(32,879)	(26,771)
Interbank market debt	(8,348)	(7,970)	(14,404)
Institutional market debt	(8,248)	(8,030)	(10,695)
Financial expense from technical reserves for insurance and private pension	(17,790)	(12,556)	(8,987)
Other	(107)	(42)	(56)
Total	(95,126)	(75,064)	(72,977)

c) Net gain (loss) on investment securities and derivatives

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Financial assets held for trading	2,514	(1,625)	215
Derivatives (*)	7,320	(6,071)	119
Financial assets designated at fair value through profit or loss	49	51	32
Available-for-sale financial assets	(1,685)	(4,345)	(1,089)
Held-to-Maturity Financial Assets (Permanent Loss)	(740)	-	-
Finacial liabilities held for trading	(147)	128	(1)
Total	7,311	(11,862)	(724)

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2016, ITAÚ UNIBANCO HOLDING recognized impairment expenses in the amount of R$ 1,882, out of which R$ 1,142 on Available-for-Sale Financial Assets and R$ 740 on Held-to-Maturity Financial Assets. Total loss, net of reversals, amounted to R$ 1,522 and was recorded in the statement of income in line item Net gain (loss) on securities and derivatives.

Note 24 - Banking service fees

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Current account services	9,528	8,815	7,725
Asset management fees	3,514	2,932	2,660
Collection commissions	1,315	1,250	1,279
Fees from credit card services	13,330	12,722	11,507
Fees for guarantees issued and credit lines	1,773	1,609	1,407
Brokerage commission	295	248	262
Other	2,163	1,876	1,502
Total	31,918	29,452	26,342

Note 25 - Other income

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures	233	97	1,194
Recovery of expenses	331	210	207
Reversal of provisions	156	455	179
Program for Cash or Installment Payment of Federal Taxes	13	65	158
Other	649	452	416
Total	1,382	1,279	2,154

Note 26 - General and administrative expenses

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Personnel expenses	(22,360)	(19,573)	(17,071)
Compensation	(8,752)	(7,982)	(7,046)
Payroll taxes	(2,567)	(2,540)	(2,364)
Welfare benefits	(3,070)	(2,472)	(2,133)
Retirement plans and post-employment benefits (Note 29)	279	(240)	33
Defined benefit	(81)	(78)	(30)
Defined contribution	360	(162)	63
Stock option plan (Note 22d)	(306)	(214)	(231)
Training	(192)	(202)	(186)
Employee profit sharing	(3,610)	(3,387)	(3,324)
Dismissals	(571)	(351)	(377)
Provision for labor claims (Note 32)	(3,571)	(2,185)	(1,443)
Administrative expenses	(15,959)	(15,112)	(14,325)
Data processing and telecommunications	(3,966)	(4,052)	(3,870)
Third party services	(4,340)	(4,044)	(4,189)
Installations	(1,161)	(1,022)	(924)
Advertising, promotions and publications	(1,036)	(1,095)	(972)
Rent	(1,480)	(1,289)	(1,216)
Transportation	(391)	(411)	(432)
Materials	(313)	(380)	(365)
Financial services	(731)	(614)	(544)
Security	(716)	(675)	(627)
Utilities	(425)	(418)	(289)
Travel	(199)	(212)	(204)
Other	(1,201)	(900)	(693)
Depreciation	(1,702)	(1,688)	(1,641)
Amortization	(1,292)	(910)	(827)
Insurance acquisition expenses	(721)	(1,138)	(1,214)
Other expenses	(8,870)	(9,205)	(7,472)
Expenses related to credit cards	(3,165)	(3,415)	(2,691)
Losses with third party frauds	(571)	(468)	(472)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(274)	(187)	(133)
Provision for civil lawsuits (Note 32)	(1,489)	(2,069)	(1,708)
Provision for tax and social security lawsuits	(915)	(1,361)	(971)
Refund of interbank costs	(294)	(262)	(229)
Other	(2,162)	(1,443)	(1,268)
Total	(50,904)	(47,626)	(42,550)

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

Demonstration of Income tax and social contribution expense calculation:

	01/01 to	01/01 to	01/01 to
Due on operations for the period	12/31/2016	12/31/2015	12/31/2014
Income before income tax and social contribution	38,192	18,265	28,808
Charges (income tax and social contribution) at the rates in effect (Note 2.4 k)	(17,187)	(7,611)	(11,523)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	165	176	109
Foreign exchange variation on assets and liabilities abroad	(4,313)	8,329	1,471
Interest on capital	3,617	2,585	1,738
Corporate reorganizations (Note 2.4 a III)	628	631	639
Dividends and interest on external debt bonds	365	271	311
Other nondeductible expenses net of non taxable income (*)	12,827	(13,346)	46
Income tax and social contribution expenses	(3,898)	(8,965)	(7,209)
Related to temporary differences
Increase (reversal) for the period	(10,774)	13,006	1,341
Increase (reversal) of prior periods	62	(71)	(1,079)
Increase in the social contribution tax rate (Note 27b III)	-	3,921	-
(Expenses)/Income related to deferred taxes	(10,712)	16,856	262
Total income tax and social contribution expenses	(14,610)	7,891	(6,947)

(*) Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2015	Realization / reversal	Increase (1)	12/31/2016
Reflected in income	48,911	(16,508)	15,480	47,883
Allowance for loan and lease losses	25,572	(6,337)	7,740	26,975
Related to income tax and social contribution tax carryforwards	6,655	(288)	561	6,928
Provision for contingent liabilities	5,385	(1,784)	2,106	5,707
Civil lawsuits	2,149	(701)	507	1,955
Labor claims	1,812	(1,010)	1,366	2,168
Tax and social security	1,420	(71)	233	1,582
Other	4	(2)	-	2
Goodwill on purchase of investments	511	(346)	-	165
Legal liabilities – tax and social security	508	(200)	79	387
Adjustments of operations carried out on the futures settlement market	1,253	(797)	29	485
Adjustment to market value of financial assets held for trading and derivatives	4,951	(4,951)	145	145
Provision related to health insurance operations	322	(22)	-	300
Other	3,754	(1,783)	4,820	6,791

Reflected in stockholders’ equity	4,253	(1,970)	711	2,994
Corporate reorganizations (Note 2.4 a III)	1,883	(627)	-	1,256
Adjustment to market value of available-for-sale securities	1,980	(1,338)	-	642
Cash flow hedge	137	-	706	843
Other	253	(5)	5	253
Total (2)(3)	53,164	(18,478)	16,191	50,877

  (1) Includes balance arising from the Corpbanca acquisition R$ 1,221 and Recovery acquisition R$ 45 (Note 3).

   (2) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

   (3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

	12/31/2014	Realization / reversal	Increase	12/31/2015
Reflected in income	32,513	(7,009)	23,407	48,911
Allowance for loan and lease losses	18,909	(2,319)	8,982	25,572
Related to income tax and social contribution tax carryforwards	5,430	(239)	1,464	6,655
Provision for contingent liabilities	4,298	(1,364)	2,451	5,385
Civil lawsuits	1,818	(624)	955	2,149
Labor claims	1,460	(382)	734	1,812
Tax and social security	1,009	(351)	762	1,420
Other	11	(7)	-	4
Goodwill on purchase of investments	721	(210)	-	511
Legal liabilities – tax and social security	394	(698)	812	508
Adjustments of operations carried out in futures settlement market	3	(4)	1,254	1,253
Adjustment to market value of financial assets held for trading and derivatives	109	(109)	4,951	4,951
Provision related to health insurance operations	274	-	48	322
Other	2,375	(2,066)	3,445	3,754
Reflected in stockholders’ equity	4,106	(1,527)	1,674	4,253
Corporate reorganizations (Note 2.4 a III)	2,514	(631)	-	1,883
Adjustment to market value of available-for-sale securities	539	(142)	1,583	1,980
Cash flow hedge	50	-	87	137
Other	1,003	(754)	4	253
Total (*)	36,619	(8,536)	25,081	53,164

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

II- The provision for deferred tax liability balance and respective changes are as follows:

		Realization /
	12/31/2015	reversal	Increase (1)	12/31/2016
Reflected in income	4,277	(2,283)	11,513	13,507
Depreciation in excess – finance lease	1,487	(551)	-	936
Adjustment of escrow deposits and contingent liabilities	1,130	(168)	231	1,193
Pension plans	336	(143)	40	233
Adjustments of operations carried out on the futures settlement market	51	(100)	1,144	1,095
Adjustment to market value of financial assets held for trading and derivatives	198	(198)	7,293	7,293
Taxation of results abroad – capital gains	286	-	1,216	1,502
Other	789	(1,123)	1,589	1,255
Reflected in stockholders’ equity accounts	1,804	(1,639)	453	618
Adjustment to market value of available-for-sale securities	53	-	433	486
Cash flow hedge	1,313	(1,250)	-	63
Provision for pension plan benefits	424	(389)	-	35
Other	14	-	20	34
Total (2)	6,081	(3,922)	11,966	14,125

(1) Includes balance arising from the Corpbanca acquisition R$ 994 (Note 3).

(2) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

	12/31/2014	Realization / reversal	Increase	12/31/2015
Reflected in income	4,735	(1,801)	1,343	4,277
Depreciation in excess – finance lease	2,508	(1,021)	-	1,487
Adjustment of escrow deposits and contingent liabilities	876	(425)	679	1,130
Pension plans	336	(34)	34	336
Adjustments of operations carried out on the futures settlement market	4	(12)	59	51
Adjustment to market value of financial assets held for trading and derivatives	6	(6)	198	198
Taxation of results abroad – capital gains	563	(277)	-	286
Other	442	(26)	373	789
Reflected in stockholders’ equity accounts	956	(97)	945	1,804
Adjustment to market value of available-for-sale securities	132	(79)	-	53
Cash flow hedge	373	-	940	1,313
Provision for pension plan benefits	442	(18)	-	424
Other	9	-	5	14
Total (*)	5,691	(1,898)	2,288	6,081

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 47,453 and R$ 370.

III	- The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2016, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2017	21,863	50%	37	1%	21,900	43%	(1,260)	8%	20,640	56%
2018	10,363	23%	151	2%	10,514	21%	(646)	5%	9,868	27%
2019	4,682	11%	2,060	30%	6,742	13%	(2,372)	17%	4,370	12%
2020	1,130	3%	2,416	35%	3,546	7%	(1,363)	10%	2,183	6%
2021	598	1%	1,775	25%	2,373	5%	(366)	3%	2,007	5%
After 2021	5,313	12%	489	7%	5,802	11%	(8,118)	57%	(2,316)	-6%
Total	43,949	100%	6,928	100%	50,877	100%	(14,125)	100%	36,752	100%
Present value (*)	40,415		5,937		46,352		(11,370)		34,982

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

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. At 12/31/2015 the effect on the consolidated statement of income was R$ 3,921. There are no unrecorded deferred tax assets at 12/31/2016 and 12/31/2015.

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

Net income attributable to owners of the parent company – basic earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2016	12/31/2015	12/31/2014
Net income	23,263	25,740	21,555
Minimum non-cumulative dividend on preferred shares in accordance with our
bylaws	(70)	(71)	(72)
Subtotal	23,193	25,669	21,483
Retained earnings to be distributed to common equity owners in an amount per
share equal to the minimum dividend payable to preferred equity owners	(73)	(74)	(74)
Subtotal	23,120	25,595	21,409

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	11,880	13,036	10,843
To preferred equity owners	11,240	12,559	10,566
Total net income available to common equity owners	11,953	13,110	10,917
Total net income available to preferred equity owners	11,310	12,630	10,638

Weighted average number of shares outstanding (Note 21a)
Common shares	3,351,741,143	3,351,741,143	3,351,741,143
Preferred shares	3,171,215,661	3,228,881,081	3,266,347,063
Earnings per share - basic – R$
Common shares	3.57	3.91	3.26
Preferred shares	3.57	3.91	3.26

Net income attributable to owners of the parent company – diluted earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2016	12/31/2015	12/31/2014
Total net income available to preferred equity owners	11,310	12,630	10,638
Dividend on preferred shares after dilution effects	82	83	64
Net income available to preferred equity owners considering preferred shares after the dilution effect
	11,392	12,713	10,702
Total net income available to ordinary equity owners	11,953	13,110	10,917
Dividend on preferred shares after dilution effects	(82)	(83)	(64)
Net income available to ordinary equity owners considering preferred shares after the dilution effect
	11,871	13,027	10,853
Adjusted weighted average of shares (Note 21a)
Common shares	3,351,741,143	3,351,741,143	3,351,741,143
Preferred shares	3,216,235,372	3,270,734,307	3,305,545,129
Preferred shares	3,171,215,661	3,228,881,081	3,266,347,063
Incremental shares from stock options granted under our share-based payment	45,019,711	41,853,226	39,198,066
Earnings per share - diluted – R$
Common shares	3.54	3.89	3.24
Preferred shares	3.54	3.89	3.24

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 6,901,686 preferred shares at 12/31/2016, 4,805,473 preferred shares at 12/31/2015 and 3,494,779 preferred shares at 12/31/2014.

Note 29 – Post-employment benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit			Defined contribution (*)			Other benefits			Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
Cost of current service	(62)	(68)	(74)	-	-	-	-	-	-	(62)	(68)	(74)
Net interest	(13)	(6)	(32)	239	219	196	(19)	(17)	(14)	207	196	150
Contribution	-	-	-	121	(381)	(133)	-	-	-	121	(381)	(133)
Benefits paid	-	-	-	-	-	-	13	13	9	13	13	9
Total Amounts Recognized	(75)	(74)	(106)	360	(162)	63	(6)	(4)	(5)	279	(240)	(48)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 339 (R$ 207 from 01/01 to 12/31/2015 and R$ 190 from 01/01 to 12/31/2014), of which R$ 115 (R$ 144 from 01/01 to 12/31/2015 and R$ 133 from 01/01 to 12/31/2014) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit			Defined contribution				Other benefits		Total
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
At the beginning of the period	(45)	(75)	(354)	(314)	(221)	(286)	(13)	(8)	7	(372)	(304)	(633)
Effects on asset ceiling (*)	(633)	(103)	(453)	(1,244)	(38)	77	-	-	-	(1,877)	(141)	(376)
Remeasurements	608	133	732	236	(55)	(12)	(36)	(5)	(15)	808	73	705
Total Amounts Recognized	(70)	(45)	(75)	(1,322)	(314)	(221)	(49)	(13)	(8)	(1,441)	(372)	(304)

(*) The revision of the estimate for recognition of the social security fund resulted in the reversal of future contributions by R$ 1,053.

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

c) Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	12/31/2016	12/31/2015	12/31/2014
Discount rate (1)	10.24% p.a.	11.28% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	5.04% to 7.12% p.a.	5.04 to 7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2016 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

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

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

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

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	Meta 2017
Fixed income securities	15,134	12,369	12,250	91.61%	90.73%	91.16%	53% to 100%
Variable income securities	685	537	641	4.15%	3.94%	4.77%	0% to 20%
Structured investments	9	27	22	0.05%	0.20%	0.17%	0% to 10%
Real estate	623	633	488	3.77%	4.64%	3.63%	0% to 7%
Loans to participants	69	67	37	0.42%	0.49%	0.27%	0% to 5%
Total	16,520	13,633	13,438	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 575 (R$ 452 at 12/31/2015 and R$ 554 at 12/31/2014), and real estate rented to Group companies, with a fair value of R$ 597 (R$ 606 at 12/31/2015 and R$ 455 at 12/31/2014).

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

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2016	12/31/2015	12/31/2014
1 - Net assets of the plans	16,520	13,633	13,438
2- Actuarial liabilities	(13,723)	(11,587)	(11,695)
3- Surplus (1-2)	2,797	2,046	1,743
4- Asset ceiling (*)	(3,008)	(2,134)	(1,847)
5- Net amount recognized in the balance sheet (3-4)	(211)	(88)	(104)
Amount recognized in assets (Note 20a)	317	224	242
Amount recognized in liabilities (Note 20b)	(528)	(312)	(346)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

V- Changes in the net amount recognized in the balance sheet:

	12/31/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	13,633	(11,587)	2,046	(2,134)	(88)
Cost of current service	-	(62)	(62)	-	(62)
Net interest (1)	1,483	(1,255)	228	(241)	(13)
Benefits paid	(1,060)	1,060	-	-	-
Contributions of sponsors	149	-	149	-	149
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(633)	(633)
Balance arising from the CoprBanca acquisition (Note 3)	-	(207)	(207)	-	(207)
Exchange Variation	(8)	43	35	-	35
Remeasurements (2) (3)	2,308	(1,715)	593	-	593
Value end of the period	16,520	(13,723)	2,797	(3,008)	(211)

	12/31/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service	-	(68)	(68)	-	(68)
Net interest (1)	1,334	(1,151)	183	(189)	(6)
Benefits paid	(908)	908	-	-	-
Contributions of sponsors	60	-	60	-	60
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(103)	(103)
Remeasurements (2) (3)	(306)	419	113	5	118
Value end of the period	13,633	(11,587)	2,046	(2,134)	(88)

	12/31/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(74)	(74)	-	(74)
Net interest (1)	1,178	(1,087)	91	(123)	(32)
Benefits paid	(780)	780	-	-	-
Contributions of sponsors	81	-	81	-	81
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(453)	(453)
Remeasurements (2) (3)	432	263	695	22	717
Value end of the period	13,438	(11,695)	1,743	(1,847)	(104)

(1)   Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 11.28% p.a. (At 01/01/2015 used by the discount rate of 10.24% p.a.)

(2)   Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3)   The actual return on assets amounted to R$ 3,791 (R$ 1,028 at 12/31/2015 and R$ 1,610 at 12/31/2014 ).

During the period, the contributions made totaled R$ 149 (R$ 60 from 01/01 to 12/31/2015 and R$ 81 from 01/01 to 12/31/2014). The contribution rate increases based on the beneficiary’s salary.

In 2017, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 71.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2017	1,071
2018	1,112
2019	1,160
2020	1,212
2021	1,266
2022 to 2026	7,098

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial		recognized in
Change in Assumption	liabilities of the plan		Stockholders’ Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	703	5.13%	(271)
- Increase by 0.5%	(644)	(4.70)%	235

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

I - Change in the net amount recognized in the Balance sheet:

	12/31/2016			12/31/2015			12/31/2014
	Pension plan		Recognized	Pension plan		Recognized	Pension plan		Recognized
	fund	Asset ceiling	amount	fund	Asset ceiling	amount	fund	Asset ceiling	amount
Value beginning of the period	2,229	(270)	1,959	2,438	(224)	2,214	2,361	(275)	2,086
Net interest	269	(30)	239	239	(20)	219	223	(27)	196
Contribution (Note 29)	121	-	121	(381)	-	(381)	(133)	-	(133)
Receivables – allocation of funds (*)	(515)	-	(515)	-	-	-	-	-	-
Effects on asset ceiling (Note 29)	(1,053)	(191)	(1,244)	-	(38)	(38)	-	77	77
Remeasurements	236	-	236	(67)	12	(55)	(13)	1	(12)
Value end of the period (Note 20a)	1,287	(491)	796	2,229	(270)	1,959	2438	-224	2214

(*)	Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

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

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	12/31/2016	12/31/2015	12/31/2014
At the beginning of the period	(179)	(170)	(146)
Interest cost	(19)	(17)	(14)
Benefits paid	13	13	9
Remeasurements	(36)	(5)	(19)
At the end of the period (Note 20b)	(221)	(179)	(170)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2017	13
2018	14
2019	15
2020	16
2021	17
2022 to 2026	103

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

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	3	(2)
Present value of obligation	Other comprehensive income	26	(22)

Note 30 – Insurance contracts

a)	Insurance contracts

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

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Group accident insurance	5.0	5.8	42.1	42.0
Individual accident	19.5	19.5	12.4	11.4
Commercial multiple peril	63.3	44.6	21.1	20.9
Internal credit	221.7	113.7	3.9	18.3
Mandatory insurance for personal injury caused by motor vehicles
(DPVAT)	85.7	86.7	1.4	1.4
Serious or terminal diseases	22.1	16.1	10.7	10.7
Extended warranty - assets	17.1	16.8	63.8	64.6
Credit Life	18.7	15.6	19.0	21.8
Multiple risks	7.8	7.4	62.1	62.2
Home insurance in market policies – Credit Life	14.7	15.0	(0.3)	(2.8)
Group life	46.8	46.7	13.6	13.0

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued			Reinsurance			Retained premiums and contributions
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
Group accident insurance	780	862	796	(4)	(2)	(2)	776	860	794
Individual accident	224	214	186	(12)	(11)	(2)	212	203	184
Commercial multiple peril	56	57	139	-	-	(25)	56	57	114
Internal Credit	63	151	105	-	-	-	63	151	105
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	37	37	243	-	-	-	37	37	243
Serious or terminal diseases	167	169	159	(1)	(2)	(1)	166	167	158
Warranty extension - assets	112	252	1,202	-			112	252	1,202
Disability Savings Pension	298	256	194	(3)	(6)	(5)	295	250	189
PGBL	1,955	1,840	1,665	-			1,955	1,840	1,665
Credit Life	570	726	802	-	(1)		570	725	802
Petroleum risks	-	-	284	-	-	(252)	-	-	32
Multiple risks	162	172	223	-	-	(53)	162	172	170
Specified and all risks	-	-	501	-	-	(393)	-	-	108
Home Insurance in Market Policies – Credit Life	261	224	187	(18)	(19)	(19)	243	205	168
Traditional	142	159	174	-	-	-	142	159	174
VGBL	18,153	15,501	13,532	-			18,153	15,501	13,532
Group life	1,278	1,453	1,414	(44)	(37)	(28)	1,234	1,416	1,386
Other lines	591	561	991	(12)	(11)	(251)	579	550	740
Total	24,849	22,634	22,797	(94)	(89)	(1,031)	24,755	22,545	21,766

c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

II.I - Change in technical provisions

	12/31/2016				12/31/2015
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	4,755	32,688	91,862	129,305	5,872	28,228	75,678	109,778
(+) Additions arising from premiums / contribution	4,302	2,395	18,153	24,850	4,825	2,255	15,501	22,581
(-) Deferral of risk	(5,124)	(297)	-	(5,421)	(5,780)	(253)	-	(6,033)
(-) Payment of claims / benefits	(1,623)	(370)	(39)	(2,032)	(1,553)	(337)	(19)	(1,909)
(+) Reported claims	1,620	-	-	1,620	1,712	-	-	1,712
(-) Redemptions	(1)	(1,939)	(13,277)	(15,217)	(2)	(1,479)	(8,720)	(10,201)
(+/-) Net portability	-	380	709	1,089	-	886	504	1,390
(+) Adjustment of reserves and financial surplus	20	4,371	13,171	17,562	9	3,244	9,052	12,305
(+/-) Other (recognition / reversal)	(23)	451	1,892	2,320	(328)	144	(134)	(318)
Reserves for insurance and private pension	3,926	37,679	112,471	154,076	4,755	32,688	91,862	129,305

II.II - Technical provisions balances

	Insurance		Private pension		Total
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Unearned premiums	2,204	3,027	17	15	2,221	3,042
Mathematical reserve for benefits to be granted and benefits granted	24	24	148,341	122,914	148,365	122,938
Redemptions and Other Unsettled Amounts	11	23	210	166	221	189
Financial surplus	2	1	581	547	583	548
Unsettled claims (1)	769	783	23	18	792	801
IBNR	435	424	27	24	462	448
Administrative and Related Expenses	39	42	71	50	110	92
Other	442	431	880	816	1,322	1,247
Total (2)	3,926	4,755	150,150	124,550	154,076	129,305

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

d)	Deferred selling expenses

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

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2016	901
Increase	902
Amortization	(1,374)
Balance at 12/31/2016	429
Balance to be amortized in up to 12 months	335
Balance to be amortized after 12 months	94

Balance at 01/01/2015	1,647
Increase	1,133
Amortization	(1,879)
Balance at 12/31/2015	901
Balance to be amortized in up to 12 months	644
Balance to be amortized after 12 months	257

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	792
(-) DPVAT operations	19
(-) IBNER (claims incurred but not sufficiently reported)	240
(-) Retrocession and other estimates	3
Liability claims presented in the development table (Ia + Ib)	530

(*) Provision for unsettled claims stated in Note 30c II.II of 12/30/2016, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	1,230	1,168	1,142	1,243	1,310
After 1 year	1,221	1,166	1,130	1,286
After 2 years	1,227	1,172	1,150
After 3 years	1,227	1,177
After 4 years	1,229
Current estimate	1,229	1,177	1,150	1,286	1,310
Accumulated payments through base date	1,226	1,173	1,142	1,262	1,098	5,901
Liabilities recognized in the balance sheet	3	4	8	24	212	251
Liabilities in relation to prior years						27
Total administratives claims included in balance sheet						278

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	54	32	32	35	34
After 1 year	64	49	44	48
After 2 years	72	59	56
After 3 years	78	70
After 4 years	85
Current estimate	85	70	56	48	34
Accumulated payments through base date	65	50	40	33	24	212
Liabilities recognized in the balance sheet	20	20	17	15	10	82
Liabilities in relation to prior years						170
Total judicial claims included in balance sheet						252

II - Net of reinsurance

Reserve for unsettled claims (1)	792
(-) DPVAT operations	19
(-) IBNER	240
(-) Reinsurance (2)	31
(-) Retrocession and other estimates	3
Liability claims presented in the development table (IIa + IIb)	499

(1)	Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2016.

(2)	Reinsurance operations stated in Note 30l III of 12/31/2016.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	1,186	1,144	1,129	1,221	1,298
After 1 year	1,175	1,142	1,116	1,253
After 2 years	1,181	1,148	1,131
After 3 years	1,182	1,152
After 4 years	1,183
Current estimate	1,183	1,152	1,131	1,253	1,298
Accumulated payments through base date	1,180	1,149	1,123	1,229	1,092	5,773
Liabilities recognized in the balance sheet	3	4	8	24	206	245
Liabilities in relation to prior years						18
Total administratives claims included in balance sheet						263

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	54	32	32	35	31
After 1 year	64	49	44	47
After 2 years	72	59	56
After 3 years	77	70
After 4 years	84
Current estimate	84	70	56	47	31
Accumulated payments through base date	64	50	40	33	21	208
Liabilities recognized in the balance sheet	20	20	17	14	10	81
Liabilities in relation to prior years						155
Total judicial claims included in balance sheet						236

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

The Liability adequacy test did not show any deficiency for periods ended 2016, 2015 and 2014.

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

For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability

Risk-free Interest Rate

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

The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)
	12/31/2016			12/31/2015
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance
5% increase in mortality rates	21	(3)	(3)	8	(4)	(3)
5% decrease in mortality rates	(23)	3	3	(8)	3	3

0.1% increase in risk-free interest rates	49	6	6	38	7	7
0.1% decrease in risk-free interest rates	(50)	(6)	(6)	(39)	(7)	(7)

5% increase in conversion in income rates	(6)	-	-	(12)	-	-
5% decrease in conversion in income rates	6	-	-	12	-	-

5% increase in claims	0	(50)	(48)	-	(62)	(60)
5% decrease in claims	0	50	48	-	63	60

(1) Amounts net of tax effects.

h)	Risks of insurance and private pension

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

The extended warranty product, this is marketed by the retail company that sells to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	01/01 to 12/31/2016			01/01 to 12/31/2015			01/01 to 12/31/2014
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	37	37	100.0	37	37	100.0	243	243	100.0
Extended warranty	112	112	100.0	252	252	100.0	1,202	1,202	100.0

Individuals
Group accident insurance	780	776	99.5	862	860	99.7	796	794	99.8
Individual accident	224	212	94.8	214	203	94.8	186	184	98.9
Credit life	570	570	100.0	726	725	99.9	802	802	100.0
Group life	1,278	1,234	96.5	1,453	1,416	97.5	1,414	1,386	98.2

Large risks
Engineering	-	-	-	-	-	-	46	8	17.4
Petroleum risks	-	-	-	-	-	-	284	32	11.3
Specified and operational risks	-	-	-	-	-	-	501	108	21.6

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves.
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance.
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations.
•	Liquidity risk in insurance operations is the possibility of the institution being unable to honor its obligations on a timely basis before policyholders and beneficiaries due to lack of liquidity of assets that make up their actuarial technical reserves.

j)	Duties and responsibilities

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

k)	Market, credit and liquidity risk

I)	Market risk

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

	12/31/2016		12/31/2015
Class	Account balance	DV01	Account balance	DV01

Government securities
NTN-C	5,141	(3.03)	4,821	(3.20)
NTN-B	2,969	(3.53)	2,055	(1.95)
LTN	-	-	-	-

DI Future	-	-	-	-

Private securities
Indexed to IPCA	307	(0.14)	209	(0.09)
Indexed to PRE	240	(0.00)	77	(0.00)

Shares	0	0.00	1	0.01

Floating assets	5,852	-	4,998	-

Under agreements to resell	6,266	-	4,977	-

II)	Liquidity Risk

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

Liabilities	Assets	12/31/2016			12/31/2015
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,202	13.5		3,025	15.8	13.8
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,242	13.8		1,243	15.7	16.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	446	119.0		434	104.6	22.7
Subtotal	Subtotal	3,890			4,702
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	71	107.4	80.9	50	102.7	85.7
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	19	-	14.1	17	-	12.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	25	-	13.9	20	-	12.3
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	11.4	14.1	28	9.8	10.5
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	221	-	14.0	190	-	12.3
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,737	107.4	81.1	1,540	102.7	85.8
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	142,039	169.9	39.4	117,073	160.6	23.9
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,584	210.9	92.0	4,321	208.1	79.4
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	880	210.9	92.0	816	208.1	79.4
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	583	210.6	91.8	548	207.8	79.2
Subtotal	Subtotal	150,186			124,603
Total technical reserves	Total backing assets	154,076			129,305

(1)	Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2)	DU = Duration in months

(3)	Excluding PGBL / VGBL reserves allocated in variable income.

III)	Credit Risk

Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 56.14% (66.67% at 12/31/2015) and Munich Re do Brasil with 43.33% (32.94% at 12/31/2015).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (50% at 12/31/2015) and General Reinsurance AG with 30% (50% at 12/31/2015).

IV) Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2016
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total

Lower risk	7,859	125,944	284	3,558	4,629	142,274
Satisfactory	-	13	-	-	-	13
Higher Risk	-	-	-	-	-	-
Total	7,859	125,957	284	3,558	4,629	142,287
%	5.5	88.5	0.2	2.5	3.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2015
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	5,667	94,709	126	2,732	4,320	107,554
Satisfactory	-	16	-	-	-	16
Higher Risk	-	-	-	-	-	-
Total	5,667	94,725	126	2,732	4,320	107,570
%	5.3	88.1	0.1	2.5	4.0	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

l)	Reinsurance

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

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Opening balance	18	262	103	610
Issued contracts	-	-	79	75
Recoverable claims	32	-	-	-
Prepayments / payments to reinsurer	(3)	12	(108)	(36)
Other increase / reversal	(1)	(256)	-	(546)
Closing balance	46	18	74	103

II – Balances of technical reserves with reinsurance assets

	12/31/2016	12/31/2015
Reinsurance claims	52	52
Reinsurance premiums	15	24
Closing balance	67	76

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2016	12/31/2015
Opening balance	52	2,456
Reported claims	70	32
Paid claims	(99)	(25)
Other increase / reversal	2	(2,412)
Monetary adjustment and interest of claims	27	1
Closing balance (*)	52	52

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2016	12/31/2015
Opening balance	24	949
Receipts	65	61
Payments	(74)	(45)
Other increase / reversal	-	(941)
Closing balance	15	24

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2016	12/31/2015
Opening balance	-	(37)
Receipts	6	4
Payments	(6)	(4)
Other increase / reversal		37
Closing balance	-	-

m)	Regulatory authorities

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2016		12/31/2015
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	104,242	104,242	85,100	85,100
Interbank deposits	22,692	22,731	30,525	30,525
Securities purchased under agreements to resell	265,051	265,051	254,404	254,404
Financial assets held for trading (*)	204,648	204,648	164,311	164,311
Financial assets designated at fair value through profit or loss (*)	1,191	1,191	642	642
Derivatives (*)	24,231	24,231	26,755	26,755
Available-for-sale financial assets (*)	88,277	88,277	86,045	86,045
Held-to-maturity financial assets	40,495	40,749	42,185	38,892
Loan operations and lease operations	463,394	472,704	447,404	446,787
Other financial assets	53,917	53,917	53,506	53,506
Financial liabilities
Deposits	329,414	329,371	292,610	292,775
Securities sold under repurchase agreements	349,164	349,164	336,643	336,643
Financial liabilities held for trading (*)	519	519	412	412
Derivatives (*)	24,698	24,698	31,071	31,071
Interbank market debt	135,483	134,730	156,886	156,174
Institutional market debt	96,239	95,012	93,918	95,461
Liabilities for capitalization plans	3,147	3,147	3,044	3,044
Other financial liabilities	71,832	71,832	68,715	68,715

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 77,453 (R$ 81,180 at 12/31/2015) with an estimated fair value of R$ 1,066 (R$ 1,143 at 12/31/2015).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

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

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2016 and 12/31/2015 for financial assets held for trading and available-for-sale financial assets.

	12/31/2016				12/31/2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	165,883	37,760	1,005	204,648	123,948	40,303	60	164,311
Investment funds	14	1,159	-	1,173	19	1,032	-	1,051
Brazilian government securities	157,369	2,654	1	160,024	114,007	3,043	3	117,053
Brazilian external debt bonds	5,325	-	-	5,325	4,431	-	-	4,431
Government securities – other countries	819	2,916	-	3,735	933	216	-	1,149
Argentina	651	-	-	651	696	-	-	696
Chile	-	127	-	127	-	36	-	36
Colombia	-	2,669	-	2,669	-	72	-	72
United States	78	-	-	78	132	-	-	132
Mexico	6	-	-	6	3	-	-	3
Paraguay	-	88	-	88	-	68	-	68
Uruguay	-	32	-	32	-	40	-	40
Other	84	-	-	84	102	-	-	102
Corporate securities	2,356	31,031	1,004	34,391	4,558	36,012	57	40,627
Shares	1,533	-	958	2,491	2,161	-	-	2,161
Bank deposit certificates	12	1,812	-	1,824	19	2,564	-	2,583
Debentures	216	2,949	25	3,190	2,333	2,141	48	4,522
Eurobonds and others	595	49	18	662	45	940	6	991
Financial credit bills	-	25,893	-	25,893	-	30,367	-	30,367
Other	-	328	3	331	-	-	3	3
Available-for-sale financial assets	34,840	43,903	9,534	88,277	32,439	49,347	4,259	86,045
Investment funds	-	42	-	42	6	98	114	218
Brazilian government securities	17,039	671	228	17,938	10,793	791	212	11,796
Brazilian external debt bonds	14,065	-	-	14,065	17,312	-	-	17,312
Government securities – other countries	1,536	12,850	86	14,472	2,152	7,702	29	9,883
Chile	-	5,758	86	5,844	-	1,378	29	1,407
Colombia	-	1,155	-	1,155	-	-	-	-
Korea	-	2,673	-	2,673	-	1,626	-	1,626
Denmark	-	819	-	819	-	2,548	-	2,548
Spain	-	923	-	923	-	1,060	-	1,060
United States	1,427	-	-	1,427	2,022	-	-	2,022
Netherlands	101	-	-	101	122	-	-	122
Paraguay	-	1,111	-	1,111	-	912	-	912
Uruguay	-	411	-	411	-	178	-	178
Other	8	-	-	8	8	-	-	8
Corporate securities	2,200	30,340	9,220	41,760	2,176	40,756	3,904	46,836
Shares	817	-	568	1,385	661	-	267	928
Rural Product Note	-	876	549	1,425	-	1,078	52	1,130
Bank deposit certificates	-	2,527	114	2,641	-	1,443	130	1,573
Securitized real estate loans	-	-	2,095	2,095	-	-	2,037	2,037
Debentures	277	16,007	4,886	21,170	410	21,581	844	22,835
Eurobonds and others	1,105	5,615	995	7,715	1,105	8,981	26	10,112
Financial credit bills	-	2,816	-	2,816	-	6,479	367	6,846
Promissory notes	1	2,172	-	2,173	-	937	54	991
Other	-	327	13	340	-	257	127	384
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191	642	-	-	642
Brazilian government securities	1,191	-	-	1,191	506	-	-	506
Government securities – other countries	-	-	-	-	136	-	-	136
Financial liabilities held for trading	-	519	-	519	-	412	-	412
Structured notes	-	519	-	519	-	412	-	412

The following table presents the breakdown of risk levels at 12/31/2016 and 12/31/2015 for our derivative assets and liabilities.

	12/31/2016				12/31/2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	127	23,583	521	24,231	529	24,975	1,251	26,755
Futures	127	-	-	127	529	-	-	529
Swap – differential receivable	-	10,074	468	10,542	-	7,958	1,189	9,147
Options	-	4,745	47	4,792	-	5,550	33	5,583
Forwards (onshore)	-	4,971	-	4,971	-	3,166	-	3,166
Credit derivatives	-	181	-	181	-	614	-	614
Forwards (offshore)	-	3,459	-	3,459	-	3,430	-	3,430
Check of swap	-	88	-	88	-	355	-	355
Other derivatives	-	65	6	71	-	3,902	29	3,931
Derivatives - liabilities	-	(24,638)	(60)	(24,698)	-	(31,038)	(33)	(31,071)
Swap – differential payable	-	(13,165)	(56)	(13,221)	-	(16,310)	(21)	(16,331)
Options	-	(4,548)	(4)	(4,552)	-	(5,771)	(12)	(5,783)
Forwards (onshore)	-	(3,530)	-	(3,530)	-	(833)	-	(833)
Credit derivatives	-	(147)	-	(147)	-	(875)	-	(875)
Forwards (offshore)	-	(2,825)	-	(2,825)	-	(3,142)	-	(3,142)
Check of swap	-	(353)	-	(353)	-	(545)	-	(545)
Other derivatives	-	(70)	-	(70)	-	(3,562)	-	(3,562)

There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2016 and December 31, 2015. Transfers to and from Level 3 are presented in movements of Level 3.

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

Of the total of R$ 81,633 million in financial instruments classified as Level 2, at December 31, 2016, pricing service or brokers were used to evaluate securities at the fair value of R$ 40,388 million, substantially represented by:

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

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2016	Total gains (losses) related to assets and liabilities still held at 12/31/2016
Financial assets held for trading	60	(151)	87	(344)	1,353	1,005	(154)
Brazilian government securities	3	-	-	(2)	-	1	-
Corporate securities	57	(151)	87	(342)	1,353	1,004	(154)
Shares	-	(114)	-	-	1,072	958	(152)
Debentures	48	(37)	33	(306)	287	25	(2)
Eurobonds and others	6	-	54	(36)	(6)	18	-
Other	3	-	-	-	-	3	-
Available-for-sale financial assets	4,259	(677)	4,626	(4,380)	5,706	9,534	(685)
Investment funds	114	313	-	(427)	-	-	-
Brazilian government securities	212	(208)	-	220	4	228	11
Government securities – abroad - Chile	29	(44)	321	(220)	-	86	-
Corporate securities	3,904	(738)	4,305	(3,953)	5,702	9,220	(696)
Shares	267	119	-	(227)	409	568	76
Rural Product Note	52	(54)	1,205	(851)	197	549	(57)
Bank deposit certificates	130	2	483	(501)	-	114	-
Securitized real estate loans	2,037	58	11	(10)	(1)	2,095	(55)
Debentures	844	(739)	2,111	(994)	3,664	4,886	(653)
Eurobonds and others	26	(130)	446	(837)	1,490	995	(7)
Financial credit bills	367	14	-	(301)	(80)	-	-
Promissory notes	54	-	-	(54)	-	-	-
Other	127	(8)	49	(178)	23	13	-

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2016	Total gains (losses) related to assets and liabilities still held at 12/31/2016
Derivatives - assets	1,251	(713)	254	(728)	457	521	(7)
Swap – differential receivable	1,189	(731)	8	(455)	457	468	21
Options	33	36	246	(268)	-	47	(28)
Other derivatives	29	(18)	-	(5)	-	6	-
Derivatives - liabilities	(33)	18	(35)	96	(106)	(60)	(2)
Swap – differential payable	(21)	9	(5)	67	(106)	(56)	(8)
Options	(12)	9	(30)	29	-	(4)	6

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2015	Total gains (losses) related to assets and liabilities still held at 12/31/2015
Financial assets held for trading	790	33	102	(865)	-	60	-
Brazilian government securities	-	4	-	(1)	-	3	-
Corporate securities	790	29	102	(864)	-	57	-
Securitized real estate loans	1	-	-	(1)	-	-	-
Debêntures	210	(13)	66	(215)	-	48	-
Promissory notes	577	54	-	(631)	-	-	-
Eurobonds and others	2	(6)	27	(17)	-	6	-
Other	-	(6)	9	-	-	3
Available-for-sale financial assets	5,404	(1,241)	4,453	(4,624)	267	4,259	(451)
Investment funds	-	(1,128)	1,242	-	-	114	-
Brazilian government securities	249	(116)	85	(6)	-	212	(22)
Government securities – abroad - Chile	13	(1)	101	(84)	-	29	-
Corporate securities	5,142	4	3,025	(4,534)	267	3,904	(429)
Shares	-	-	-	-	267	267	-
Rural Product Note	51	1	9	(9)	-	52	-
Bank deposit certificates	58	7	201	(136)	-	130	-
Securitized real estate loans	2,522	(142)	68	(411)	-	2,037	(207)
Debêntures	706	(12)	915	(765)	-	844	(222)
Eurobonds and others	53	(8)	94	(113)	-	26	2
Financial credit bills	270	48	49	-	-	367	(2)
Promissory notes	1,397	72	1,574	(2,989)	-	54	-
Other	85	38	115	(111)	-	127	-

	Fair value at 12/31/2014	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2015	Total gains (losses) related to assets and liabilities still held at 12/31/2015

Derivatives - Assets	121	369	316	(219)	664	1,251	31
Swaps - differential receivable	33	318	192	(18)	664	1,189	-
Options	16	(29)	124	(78)	-	33	(10)
Other derivatives	72	80	-	(123)	-	29	41
Derivatives - Liabilities	(44)	(40)	(95)	148	(2)	(33)	-
Swaps - differential payable	(38)	(38)	(11)	68	(2)	(21)	-
Options	(6)	(2)	(84)	80	-	(12)	-

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

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2016
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
	I	(2.3)	(1.8)
Interest rates	II	(57.6)	(44.2)
	III	(115.2)	(87.9)

Currency, commodities, and ratios	I	(76.3)	-
	II	(152.6)	-

Nonlinear	I	(13.5)	-
	II	(19.8)	-

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

Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2016	12/31/2015
Civil	5,172	5,227
Labor	7,232	6,132
Tax and social security	8,246	7,500
Other	259	135
Total	20,909	18,994
Current	4,434	3,848
Non-current	16,475	15,146

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a)	Contingent assets: there are no contingent assets recorded.

b)	Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits (related to claims of a similar nature and with individual amounts that are not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,388 (R$ 2,460 at 12/31/2015), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits (related to claims considered similar and with individual amounts that are not considered relevant): The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 79 (R$ 829 of 12/31/2015).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 12/31/2016
	Civil	Labor	Other	Total
Opening balance	5,227	6,132	135	11,494
Balance arising from Corpbanca acquisition (Note 3)	2	5	133	140
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(236)	(1,089)	-	(1,325)
Subtotal	4,993	5,048	268	10,309
Interest (Note 26)	248	625	-	873
Changes in the period reflected in results (Note 26)	1,241	2,946	(9)	4,178
Increase (*)	1,901	3,149	(7)	5,043
Reversal	(660)	(203)	(2)	(865)
Payment	(1,566)	(2,453)	-	(4,019)
Subtotal	4,916	6,166	259	11,341
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	256	1,066	-	1,322
Closing balance	5,172	7,232	259	12,663
Escrow deposits at 12/31/2016 (Note 20a)	1,541	2,337	-	3,878

(*) Civil provisions include the provision for economic plans amounting to R$ 408.

	01/01 to 12/31/2015
	Civil	Labor	Other	Total
Opening balance	4,643	5,598	159	10,400
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(132)	(1,029)	-	(1,161)
Subtotal	4,511	4,569	159	9,239
Interest (Note 26)	322	548	-	870
Changes in the period reflected in results (Note 26)	1,747	1,637	(24)	3,360
Increase (*)	2,698	1,795	(21)	4,472
Reversal	(951)	(158)	(3)	(1,112)
Payment	(1,589)	(1,711)	-	(3,300)
Subtotal	4,991	5,043	135	10,169
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	236	1,089	-	1,325
Closing balance	5,227	6,132	135	11,494
Escrow deposits at 12/31/2015 (Note 20a)	1,741	2,218	-	3,959

(*) Civil provisions include the provision for economic plans amounting to R$ 233.

	01/01 to 12/31/2014
	Civil	Labor	Other	Total
Opening balance	4,473	5,192	223	9,888
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	184	320	-	504
Changes in the period reflected in results (Note 26)	1,524	1,123	(64)	2,583
Increase (*)	2,100	1,459	23	3,582
Reversal	(576)	(336)	(87)	(999)
Payment	(1,536)	(1,255)	-	(2,791)
Subtotal	4,511	4,569	159	9,239
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	132	1,029	-	1,161
Closing balance	4,643	5,598	159	10,400
Escrow deposits at 12/31/2014 (Note 20a)	2,073	2,567	-	4,640

(*) Civil provisions include the provision for economic plans amounting to R$ 210.

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

Provision	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2014
Opening balance	7,500	6,627	8,974
(-) Contingencies guaranteed by indemnity clause	(65)	(61)	(57)
Subtotal	7,435	6,566	8,917
Interest (*)	737	609	515
Changes in the period reflected in results	68	588	797
Increase (*)	287	1,170	1,156
Reversal (*)	(219)	(582)	(359)
Payment	(63)	(328)	(3,663)
Subtotal	8,177	7,435	6,566
(+) Contingencies guaranteed by indemnity clause	69	65	61
Closing balance	8,246	7,500	6,627

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Escrow deposits	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2014
Opening balance	4,339	4,736	5,658
Appropriation of interest	383	285	377
Changes in the period	125	(682)	(1,299)
Deposits made	217	355	193
Withdrawals	(66)	(944)	(5)
Deposits released	(26)	(93)	(1,487)
Closing balance (Note 20a)	4,847	4,339	4,736

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,207: the company is discussing the lack of constitutional support for the increase, establishes by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,191;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,004: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 110;

•	PIS and COFINS – Calculation basis – R$ 650: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 571;

•	IRPJ and CSLL – Profits abroad– R$ 599: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 229.

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 18,106, are described below:

•	INSS – Non-compensatory amounts – R$ 4,770: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,122: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 665 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,613: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,406: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 930: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 606: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

•	IRPJ/ CSLL – Deductibility of Losses in Credit Operations – R$ 601 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,128 (R$ 1,093 at 12/31/2015) (Note 20a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A. which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2016	12/31/2015
Financial assets held for trading and Available-for-sale financial assets
(basically financial treasury bills)	950	793
Escrow deposits (Note 20a)	4,537	4,335

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

In general, the provisions related to the lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system. For this reason, no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

e) Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 - Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 03,2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs in result was R$ 14, and it is recorded in Other Operating Income.

Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil (BACEN), which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. BACEN also determines minimum capital requirements, procedures for verification of information for assessment of the global systemic importance of financial institutions, limits for fixed assets, limits for loans, accounting practices and requirements of compulsory deposits, requiring banks to comply with the regulation based on the Basel Accord on capital adequacy. Additionally, the National Council of Private Insurance (CNSP) and SUSEP issue regulations on capital requirement, which affect our insurance, pension plan and capitalization operations.

a) Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars which established in Brazil the global capital requirement standards known as Basel III. These are expressed as indices obtained from the ratio between capital - represented by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets (RWA).

The Total Capital, Tier 1 Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to entities that are part of Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which ITAÚ UNIBANCO HOLDING retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use internal market risk models to determine the total amount of regulatory capital, using for its daily calculation the portion of RWAmint, replacing the portion RWAmpad, as set out in BACEN Circular 3,646.

For units which are not considered significant in calculating regulatory capital for market risk, the standardized approach is used. Therefore, the internal models are not used for Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay, and Uruguay units.

From January 1, 2016 to December 31, 2016, the minimum Total Capital ratio required is 9.875%. The required minimum Total Capital ratio between October 1, 2013 and December 31, 2015 was 11%, reducing gradually to 8% on January 1, 2019.

In addition to the minimum regulatory capital requirements, BACEN rules calls for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under CMN Resolution 4,193, the value of each of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5%, as from January 1, 2019. However, component ACPCountercyclical is triggered during the phase of expansion of the credit cycle and, in accordance with BACEN Circular 3,769, the value currently required for component ACPCountercyclical is equal to zero. Also, if this component increases, the new percentage rate will take effect only twelve months after the announcement. In the case of component ACPSystemic, under BACEN Circular 3,768, the current requirement applicable to ITAÚ UNIBANCO HOLDING is 0%, increasing gradually from 0.25%, as from January 2017, to 1%, as from January 1, 2019.

The Basel III regulatory reform also redefined the requirements for the qualification of instruments eligible for Tier I or Tier II Capital, as regulated by CMN Resolution 4,192, including a gradual reduction calendar for instruments already considered in the capital, issued prior to the effective date of the standard, which do not fully meet the new requirements.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING’s risk-weighted assets.

	From January 1,
Basel III Implentation Calendar	2015	2016	2017	2018	2019
Common Equity Tier I
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
Conservation	0%	0.625%	1.25%	1.875%	2.5%
Countercyclical(1)	0%	0%	0%	0%	0%
Systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential Adjustments Deductions	40%	60%	80%	100%	100%

(1) According to BACEN Circular 3,769, the current requirement for component ACP countercyclical is equal to zero.

Additionally, in March 2015, Circular BACEN 3,751 came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

The Leverage Ratio is defined as the ratio between the Tier I Capital and Total Exposure, calculated as prescribed by BACEN Circular 3,748. The objective of this ratio is to be a simple, risk-insensitive leverage measure. Therefore, it does not take into consideration risk-weighting or mitigation factors. In line with the instructions set out in BACEN Circular 3,706, since October 2015, ITAÚ UNIBANCO HOLDING has reported its Leverage Ratio to BACEN on a monthly basis. However, according to recommendations in Basel III Accord, a minimum Leverage Ratio should be required in 2018, which will be defined based on the period over which the ratio’s behavior was monitored, since its implementation in 2011 up to 2017.

More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Governança Corporate Governance section/Risk and Capital Management – Pillar 3.

b) Capital Management

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report, a process which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital by identifying material risks; defining the need for additional capital for such risks and the internal capital quantification methodologies; preparing a capital plan, both for normal and stress situations; and structuring a capital contingency plan.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as revising, monitoring and recommending capital-related documents and topics to the Board of Directors. To support the governance of its management bodies, ITAÚ UNIBANCO HOLDING has a dedicated capital management structure, which coordinates and consolidates information and related processes, all of which subject to verification by independent validation, internal control and audit areas.

In order to provide Executives and the Board of Directors with necessary information to support the decision-making process, management reportS are prepared and presented at corporate bodies, keeping them informed of ITAÚ UNIBANCO HOLDING as well as of projections of future capital levels under normal and stress situations.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c) Risk appetite

ITAÚ UNIBANCO HOLDING’s risk appetite is a set of guidelines and limits defining acceptable levels of risk for ITAÚ UNIBANCO HOLDING, aligned with the institution’s strategy. Divided into four dimensions consisting of a set of metrics of the key risks involved, risk appetite combines complementary forms of risk measurement, in order to give a comprehensive overview of the institution’s exposure.

The capitalization dimension reflects the level of protection of the bank against significant losses. This dimension establishes the minimum capitalization guidelines of ITAÚ UNIBANCO HOLDING in relation to its risks, according to which management uses ITAÚ UNIBANCO HOLDING’s capital in accordance with acceptable leverage levels and funding costs.

The liquidity dimension reflects the level of protection against a long period of funding stress, which could lead to a lack of liquidity. This dimension establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition dimension, in turn, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the businesses.

Whereas, the franchise dimension addresses risks that may impact the value of the brand and reputation of ITAÚ UNIBANCO HOLDING with stakeholders.

The Board of Directors holds the highest approval authority for risk appetite guidelines and limits, carrying out its responsibilities with the support of its Risk and Capital Management Committee, which submits reports and recommendations on the issue for the Board’s approval. The acceptable risk levels should be in line with the risk appetite limits approved by the Board of Directors.

Executive and operational functions are the responsibility of the Executive Board and the risk commissions, whose members include the Chief Risk Officer (CRO) and the CEO of the institution. In addition to regularly monitoring and supervising the metrics, the risk commissions are also responsible for implementing the risk appetite framework. Also, the Audit Committee monitors the evolution of the risk appetite and helps in its management.

d) Composição do Capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

-	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

-	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity

Tier I it makes up Tier I.

- Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity	12/31/2016	12/31/2015
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	115,590	106,462
Non-controlling Interests	11,568	916
Changes in Subsidiaries´ Interests in Capital Transactions	2,777	3,683
Consolidated Stockholders’ Equity (BACEN)	129,935	111,061
Common Equity Tier I Prudential Adjustments	(14,527)	(10,107)
Common Equity Tier I	115,408	100,955
Additional Tier I Prudential Adjustments	532	46
Additional Tier I Capital	532	46
Tier I (Common Equity Tier I + Additional Tier I Capital)	115,940	101,001
Instruments Eligible to Comprise Tier II	23,488	27,403
Tier II Prudential Adjustments	49	61
Tier II	23,537	27,464
Referential Equity (Tier I + Tier II)	139,477	128,465

The table below shows the most significant Prudential Adjustments for ITAÚ UNIBANCO HOLDING. Together, they correspond to more than 90% of the prudential adjustments as at December 31, 2016.

Composition of Prudential Adjustments	12/31/2016	12/31/2015
Goodwill paid on the acquisition of investments	7,408	2,926
Intangible assets	3,254	1,078
Tax credits	3,678	2,389
Surplus of Common Equity Tier I Capital - Noncontrolling interests	909	152
Adjustments relating to the fair value of derivatives used as cash flow
hedge, for hedged items that do not have their mark-to-market	(1,254)	-
adjustments accounted for
Other	532	3,562
Total	14,527	10,107

During 2016, ITAÚ UNIBANCO HOLDING bought back shares in the amount of R$ 947. These shares are recorded in line item “Treasury Shares”, which totaled R$ (1,882) as at December 31, 2016. Treasury shares reduce the institution´s Equity, causing its capital base to be decreased.

In this period, the amount of dividends and interest on capital paid / accrued that affected the base of the institution’s capital totaled R$ 9,221. Dividends are deducted from the institution´s Equity, thus reducing the base of its capital. Whereas, interest on capital, which is accounted for as an expense directly in profit (loss), reduces the institution´s net income and, consequently, the base of its capital.

For details on capital requirements, which are not part of its financial statements, are available at www.itau.com.br/investors-relations, Corporate Governance section / Risk and Capital Management – Pillar 3.

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2016, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Saldo Contábil 12/31/2016
Subordinated CDB - BRL
	367	2010	2017	IPCA + 7,21% to 7,33%	929
	367			Total	929
Subordinated financial bills - BRL
	206	2010	2017	IPCA + 6,95% to 7,2%	337
	3,224	2011	2017	108% to 112% of CDI	3,565
	3,650			100% of CDI + 1,29% to 1,52%	3,802
	352			IPCA + 6,15% to 7,8%	647
	138			IGPM + 6,55% to 7,6%	276
	500	2012	2017	100% of CDI + 1,12%	506
	42	2011	2018	IGPM + 7%	65
	30			IPCA + 7,53% to 7,7%	48
	6,373	2012	2018	108% to 113% of CDI	7,250
	461			IPCA + 4,4% to 6,58%	760
	3,782			100% of CDI + 1,01% to 1,32%	3,904
	112			9,95% to 11,95%	174
	2	2011	2019	109% to 109,7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	21
	101			IPCA + 4,7% to 6,3%	163
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6,17%	37
	6	2011	2021	109,25% to 110,5% of CDI	11
	2,307	2012	2022	IPCA + 5,15% to 5,83%	3,885
	20			IGPM + 4,63%	27
	21,340			Total	25,486
Subordinated euronotes - USD
	990	2010	2020	6.20%	3,264
	1,000	2010	2021	5.75%	3,352
	730	2011	2021	5,75% to 6,20%	2,396
	550	2012	2021	6.20%	1,793
	2,600	2012	2022	5,50% to 5,65%	8,580
	1,851	2012	2023	5.13%	6,075
	7,721			Total	25,460

Total					51,875

(*) Subordinated CDBs may be redeemed from November 2011.

e) Risk-weighted Assets (RWA)

According to CMN Resolution 4,193, and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk calculated using standardized approach;

RWAMINT = portion related to the market risk capital requirement, using internal approach, according to BACEN Circular 3,646;

RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	12/31/2016	12/31/2015

Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	669,284	679,593
a) Per Weighting Factor (FPR):
FPR at 2%	105	179
FPR at 20%	8,011	7,000
FPR at 35%	12,056	11,695
FPR at 50%	44,251	46,025
FPR at 75%	142,194	136,104
FPR at 85%	82,494	129,884
FPR at 100%	325,890	288,057
FPR at 250%	33,213	37,858
FPR at 300%	7,357	10,751
FPR up to 1250%(*)	1,608	1,990
Derivatives - Changes in the Counterparty Credit Quality	6,168	4,924
Derivatives - Future Potential Gain	5,937	5,126
b) Per Type:
Securities	45,741	51,085
Loan Operations - Retail	114,481	109,882
Loan Operations - Non-Retail	247,911	237,365
Joint Liabilities - Retail	205	242
Joint Liabilities - Non-Retail	47,108	46,655
Loan Commitments - Retail	27,504	25,972
Loan Commitments - Non-Retail	10,234	12,924
Other Exposures	176,100	195,468

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

We present below the breakdown of Risk-weighted assets of market risk (RWAMINT), as follows:

	12/31/2016(1)	12/31/2015(2)

Risk-weighted assets of market risk (RWAMINT)	24,130	14,252
Operations subject to interest rate variations	24,919	11,291
Fixed rate denominated in Real	4,952	2,127
Foreign currency coupon	15,497	6,700
Price index coupon	4,470	2,464
Operations subject to commodity price variation	353	473
Operations subject to stock price variation	401	952
Operations subject to risk exposures in gold, foreign currency and foreign	1,138	1,536
Capital benefit – Internal models	(2,681)

(1)	Market risk-weighted assets calculated based on internal models.

(2)	Market risk-weighted assets calculated based on standard models.

The capital requirement for the market risk portion is the maximum of the internal model and 90% of the standardized model. As at December 31, 2016, RWAMPAD was R$ 26,811; hence, the regulatory capital for market risk (RWAMINT amounted to R$ 24,130, or 90% of the standardized model.

The table below shows the amounts of risk weighted assets for Operational Risk (RWAOPAD):

	12/31/2016	12/31/2015

Risk-weighted assets of operational risk (RWAOPAD)	37,826	28,623

Retail	10,887	7,470
Commercial	24,166	16,491
Corporate finance	2,789	1,380
Negotiation and sales	(11,026)	(4,927)
Payments and settlement	3,418	3,074
Financial agent services	3,471	2,873
Asset management	4,109	2,145
Retail brokerage	12	118

f) Capital Adequacy Assessment

In annually assessing its capital adequacy, ITAÚ UNIBANCO HOLDING adopts the following flow:

-	Identification of risks to which the institution is exposed and analysis of their materiality;

-	Evaluation of capital requirements for material risks;

-	Development of methodologies for quantifying additional capital;

-	Quantification and internal capital adequacy evaluation;

-	Sending the capital adequacy report to BACEN.

Under ICAAP, a fundamental component for ITAÚ UNIBANCO HOLDING's internal capital management, noteworthy is the stress testing, a most significant element. This process provides for assessing capital by way of adverse scenarios, approved on a yearly basis by the Board of Directors, and whose purpose is measuring and assessing whether, even in severe adverse scenarios, the institution would have adequate capital levels that would not generate restrictions to the development of its activities.

The result of the last ICAAP – conducted as of December 2015 – indicated that, in addition to capital to face all material risks, ITAÚ UNIBANCO HOLDING has significant capital surplus, thus assuring the institution’s equity soundness.

g) Capital Adequacy

ITAÚ UNIBANCO HOLDING, through the ICAAP, assesses the adequacy of its capital to face the incurred risks. For ICAAP,

capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	12/31/2016	09/30/2016	12/31/2015

Tier I	115,940	115,936	101,001
Common Equity Tier I	115,408	115,364	100,955
Additional Tier I Capital	532	572	46
Tier II	23,537	23,622	27,464
Referential Equity	139,477	139,557	128,465
Minimum Referential Equity Required	72,210	72,672	79,471
Surplus Capital in relation to the Minimum Referential Equity Required	67,267	66,885	48,994
Additional Common Equity Tier I Required (ACPRequired)	4,570	4,600
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,264	2,332	1,275

The table below shows the Basel and Fixed Asset Ratios:

	12/31/2016	09/30/2016	12/31/2015

Basel Ratio	19.1%	19.0%	17.8%
Tier I	15.9%	15.8%	14.0%
Common Equity Tier I	15.8%	15.7%	14.0%
Additional Tier I Capital	0.1%	0.1%	0.0%
Tier II	3.2%	3.2%	3.8%
Fixed Asset Ratio	25.4%	23.6%	27.7%
Surplus Capital in Relation to Fixed Assets	34,298	36,837	28,616

Considering our current capital base at December 31, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 14.0% (13.6% at 12/31/2015 considering the use of tax credit), taking into consideration the payment of additional interest on capital expected for March 2017, the merger of Citibank and the use of tax credit.

h) Stress testing

Stress testing is performed by Itaú Unibanco to evaluate the institution’s solvency in hypothetical, however, plausible, situations of systemic crisis and identify areas most susceptible to the impact of the stress that may require risk mitigation.

Since 2010, Itaú Unibanco has performed a process that simulates the impact of extreme economic and market conditions on the results and capital of the institution.

To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined based on their relevance for the bank´s results and likelihood to occur and are submitted to the Board of Directors for approval.

Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area.

The projections calculated sensitize the budgeted results and balance sheet and, consequently, affect the risk weighted assets and the capital and liquidity ratios.

This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics.

Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú Consignado.

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

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•  Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier l allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Allocated Economic Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

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

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Brazilian Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

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

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2016

(In millions of Reais, except for share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	69,577	28,324	9,412	107,313	11,348	118,661
Interest margin (1)	39,154	19,755	9,264	68,173	11,308	79,481
Banking service fees	22,659	8,072	59	30,790	1,128	31,918
Income related to insurance, private pension, and capitalization
operations before claim and selling expenses	7,764	497	89	8,350	(2,470)	5,880
Other income	-	-	-	-	1,382	1,382
Losses on loans and claims	(14,901)	(8,471)	71	(23,301)	1,179	(22,122)
Expenses for allowance for loan and lease losses	(16,717)	(8,914)	71	(25,560)	1,181	(24,379)
Recovery of loans written off as loss	3,242	502	-	3,744	(2)	3,742
Expenses for claims / recovery of claims under reinsurance	(1,426)	(59)	-	(1,485)	-	(1,485)
Operating margin	54,676	19,853	9,483	84,012	12,527	96,539
Other operating income (expenses)	(37,202)	(13,410)	(2,387)	(52,999)	(5,348)	(58,347)
Non-interest expenses (2)	(32,883)	(12,034)	(1,616)	(46,533)	(4,371)	(50,904)
Tax expenses for ISS, PIS and COFINS and Other	(4,319)	(1,376)	(771)	(6,466)	(1,505)	(7,971)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	528	528
Net income before income tax and social contribution	17,474	6,443	7,096	31,013	7,179	38,192
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)	(5,964)	(14,610)
Non-controlling interest in subsidiaries	(223)	79	(1)	(145)	(174)	(319)
Net income	10,923	5,441	5,858	22,222	1,041	23,263

(1) Includes net interest and similar income and expenses of R$ 66,369 dividend income of R$ 288, net gain (loss) on investment securities and derivatives of R$ 7,311 and results from foreign exchange results and exchange variation of transactions abroad of R$ 5,513.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,702, amortization expenses of R$ 1,292 and insurance acquisition expenses of R$ 721.

Total assets (1) - 12/31/2016	909,779	585,088	114,956	1,425,639	(72,398)	1,353,241
Total liabilities - 12/31/2016	877,792	525,390	79,365	1,298,423	(79,996)	1,218,427
(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2015

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	70,495	25,774	7,641	103,910	(11,899)	92,011
Interest margin (1)	40,997	18,047	7,513	66,557	(11,949)	54,608
Banking service fees	21,159	7,282	59	28,500	952	29,452
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other income	-	-	-	-	1,279	1,279
Losses on loans and claims	(13,893)	(5,931)	98	(19,726)	(1,609)	(21,335)
Expenses for allowance for loan and lease losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Recovery of loans written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims / recovery of claims under reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Operating margin	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses (2)	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS and COFINS and Other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Net income	13,073	6,022	4,737	23,832	1,908	25,740

(1) Includes net interest and similar income and expenses of R$ 72,725, dividend income of R$ 98, net gain (loss) on investment securities and derivatives of R$ (11,862) and foreign exchange results and exchange variation on transactions of abroad R$ (6,353).

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

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2014

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	65,516	20,408	3,916	89,840	1,817	91,657
Interest margin (1)	37,880	13,685	3,590	55,155	1,118	56,273
Banking service fees	19,234	6,321	222	25,777	565	26,342
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,402	402	104	8,908	(2,020)	6,888
Other income	-	-	-	-	2,154	2,154
Losses on loans and claims	(11,840)	(3,202)	(3)	(15,045)	(756)	(15,801)
Expenses for allowance for loan and lease losses	(14,503)	(3,565)	(3)	(18,071)	(761)	(18,832)
Recovery of loans written off as loss	4,642	407	-	5,049	5	5,054
Expenses for claims / recovery of claims under reinsurance	(1,979)	(44)	-	(2,023)	-	(2,023)
Operating margin	53,676	17,206	3,913	74,795	1,061	75,856
Other operating income (expenses)	(34,200)	(9,150)	(1,089)	(44,439)	(2,609)	(47,048)
Non-interest expenses (2)	(30,243)	(8,158)	(1,182)	(39,583)	(2,967)	(42,550)
Tax expenses for ISS, PIS and COFINS and Other	(3,957)	(992)	93	(4,856)	(207)	(5,063)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	565	565
Net income before income tax and social contribution	19,476	8,056	2,824	30,356	(1,548)	28,808
Income tax and social contribution	(6,761)	(2,591)	(74)	(9,426)	2,479	(6,947)
Non-controlling interest in subsidiaries	(305)	-	(6)	(311)	5	(306)
Net income	12,410	5,465	2,744	20,619	936	21,555

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

Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 12/31/2016			01/01 to 12/31/2015			01/01 to 12/31/2014
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	154,653	19,954	174,607	117,140	12,532	129,672	118,946	10,304	129,250
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,748	132	5,880	6,570	102	6,672	6,834	54	6,888
Banking service fees	29,061	2,857	31,918	27,072	2,380	29,452	24,550	1,792	26,342
Non-current assets	13,299	2,124	15,423	13,841	995	14,836	14,038	807	14,845

(1)	Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
	Annual rate	12/31/2016	12/31/2015	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 a 31/12/2014
Securities sold under repurchase agreements		(77)	(249)	(19)	(20)	(13)
Duratex S.A.	97.5% to 100% CDI	(18)	(41)	(4)	(9)	(10)
Elekeiroz S.A.	97.5% to 100% CDI	(3)	(8)	(1)	(1)	(2)
Itautec S.A.	96.5% to 100.1% CDI	(1)	(110)	(3)	-	-
Itaúsa Empreendimentos S.A.		-	(64)	(7)	(7)	-
Olimpia Promoção e Serviços S.A.		(14)	(11)	(2)	(1)	-
Conectcar Soluções de Mobilidade Eletrônica S.A.		(24)	-	-	-	-
Other		(17)	(15)	(2)	(2)	(1)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(129)	(116)	28	20	8
Olimpia Promoção e Serviços S.A.		(2)	(2)	(25)	(28)	-
Fundação Itaú Unibanco - Previdência Complementar		(127)	(114)	44	39	35
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	6	5	5
Other		-	-	-	2	(32)
Rental revenues (expenses)		-	-	(59)	(56)	(51)
Itaúsa Investimentos Itaú S.A.		-	-	(2)	(2)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	(44)	(42)	(38)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(13)	(12)	(13)
Donation expenses		-	-	(88)	(84)	(78)
Instituto Itaú Cultural		-	-	(87)	(83)	(77)
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)

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

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to	01/01 to	01/01 to
	12/31/2016	12/31/2015	12/31/2014
Compensation	360	459	343
Board of directors	32	27	14
Executives	328	432	329
Profit sharing	251	239	261
Board of directors	2	1	12
Executives	249	238	249
Contributions to pension plans - executives	12	9	7
Stock option plan – executives	263	200	234
Total	885	907	845

Note 36 – Management of financial risks

Credit risk

1. Credit risk measurement

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; among others, and external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others. The assessment process of policies and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures, to prevent that defined limits are breached.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impairment	Corporate operations with a PD higher than 31.84% Operations past due for over 90 days Renegotiated operations past due for over 60 days	Ca1 to D	CC+ to D	CC+ to D

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of ITAÚ UNIBANCO HOLDING’s relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Decisions are made based on these models, which are continuously monitored by an independent framework. Exceptionally, there can be an individual analysis of specific cases, in which credit approval is submitted to proper levels.

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

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

2.	Credit risk management

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For management purposes, for collaterals to be considered instruments that mitigate credit risk, they must comply with the requirements and standards of the rules that regulate them domestic or not, and be legally valid (effective), enforceable and assessed on a regular basis.

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

5.	Credit risk exposure

	12/31/2016			12/31/2015
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,044	16,648	22,692	7,502	23,023	30,525
Securities purchased under agreements to resell	264,080	971	265,051	252,295	2,109	254,404
Financial assets held for trading	193,903	10,745	204,648	157,206	7,105	164,311
Financial assets designated at fair value through profit or loss	-	1,191	1,191	-	642	642

Derivatives	13,593	10,638	24,231	15,858	10,897	26,755
Available-for-sale financial assets	53,529	34,748	88,277	52,221	33,824	86,045
Held-to-maturity financial assets	27,436	13,059	40,495	27,378	14,807	42,185
Loan operations and lease operations	305,394	158,000	463,394	326,241	121,163	447,404
Other financial assets	47,914	6,003	53,917	47,665	5,841	53,506
Off balance sheet	259,854	39,973	299,827	272,274	30,246	302,520
Endorsements and sureties	62,172	8,621	70,793	68,897	5,347	74,244
Letters of credit to be released	6,660	-	6,660	6,936	-	6,936
Commitments to be released	191,022	31,352	222,374	196,441	24,899	221,340
Mortgage loans	4,389	-	4,389	6,812	-	6,812
Overdraft accounts	87,239	-	87,239	81,151	-	81,151
Credit cards	96,497	1,273	97,770	102,721	1,211	103,932
Other pre-approved limits	2,897	30,079	32,976	5,757	23,688	29,445
Total	1,171,747	291,976	1,463,723	1,158,640	249,657	1,408,297

The table above presents the maximum exposure at December 31, 2016 and December 31, 2015, without considering any collateral received or other additional credit improvements.

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

The maximum exposure to the quality of the financial assets presented highlights that:

•	88.8% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 4.0% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	6.2% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2016%		12/31/2015%
Public sector	3,051	0.6	3,182	0.7
Industry and commerce	112,067	22.8	125,386	26.5
Services	118,102	24.1	104,226	22.0
Natural resources	24,362	5.0	25,306	5.3
Other sectors	2,839	0.6	2,526	0.5
Individuals	229,945	46.9	213,622	45.0
Total	490,366	100.0	474,248	100.0

b)	Other financial assets (*)

	12/31/2016%		12/31/2015%
Natural resources	2,466	0.4	4,313	0.7
Public sector	249,745	38.7	197,871	32.7
Industry and commerce	10,435	1.6	11,856	2.0
Services	2,741	0.4	89,932	14.9
Other sectors	93,165	14.4	15,420	2.5
Individuals	290	0.0	546	0.1
Financial	287,743	44.5	284,929	47.1
Total	646,585	100.0	604,867	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2016				12/31/2015
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans
Lower risk	363,954	5,543	-	369,497	340,368	3,838	-	344,206
Satisfactory	62,883	6,904	-	69,787	76,940	6,489	-	83,429
Higher risk	13,767	6,998	-	20,765	12,609	6,847	-	19,456
Impairment	-	-	30,317	30,317	-	-	27,157	27,157
Total	440,604	19,445	30,317	490,366	429,917	17,174	27,157	474,248
%	89.8%	4.0%	6.2%	100.0%	90.7%	3.6%	5.7%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2016					12/31/2015
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	122,112	38,910	11,362	10,763	183,147	102,479	60,132	13,030	11,579	187,220
Credit cards	42,432	11,212	1,866	3,512	59,022	40,297	11,887	2,286	4,072	58,542
Personal	6,414	6,298	8,264	4,837	25,813	6,234	8,014	9,099	5,049	28,396
Payroll loans	26,624	15,972	609	1,431	44,636	9,582	33,766	844	1,242	45,434
Vehicles	11,378	2,911	554	591	15,434	14,149	4,292	737	880	20,058
Mortgage loans	35,264	2,517	69	392	38,242	32,217	2,173	64	336	34,790

Corporate	102,162	5,447	7	14,138	121,754	133,779	6,915	206	11,627	152,527

Small and medium businesses	40,534	10,084	4,671	3,646	58,935	45,202	12,567	4,993	3,276	66,038

Foreign loans - Latin America	104,689	15,346	4,725	1,770	126,530	62,746	3,815	1,227	675	68,463
Total	369,497	69,787	20,765	30,317	490,366	344,206	83,429	19,456	27,157	474,248
%	75.4%	14.2%	4.2%	6.2%	100.0%	72.6%	17.6%	4.1%	5.7%	100.0%

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2016				12/31/2015
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated Corporate

Large companies	101,612	5,076	7	106,695	133,251	6,721	114	140,086

II- Collectively-evaluated

Individuals	120,221	34,851	7,155	162,227	100,819	55,625	8,269	164,713
Credit card	42,158	10,445	1,083	53,686	39,945	11,086	1,492	52,523
Personal	6,317	5,864	5,538	17,719	6,166	7,527	6,030	19,723
Payroll loans	26,383	15,606	447	42,436	9,501	33,116	642	43,259
Vehicles	10,821	1,947	68	12,836	13,584	2,918	84	16,586
Mortgage loans	34,542	989	19	35,550	31,623	978	21	32,622

Small and medium businesses	39,983	9,011	3,235	52,229	44,582	11,181	3,456	59,219

Foreign loans and Latin America	102,138	13,945	3,370	119,453	61,716	3,413	770	65,899

Total	363,954	62,883	13,767	440,604	340,368	76,940	12,609	429,917

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2016				12/31/2015
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	5,976	2,772	1,410	10,158	6,306	2,973	1,650	10,929
Credit card	937	442	446	1,825	978	417	551	1,946
Personal	1,850	993	414	3,257	1,992	1,127	505	3,624
Payroll loans	439	168	161	768	532	248	153	933
Vehicles	1,382	448	177	2,007	1,706	642	245	2,593
Mortgage loans	1,368	721	212	2,301	1,098	539	196	1,833

Corporate	790	72	58	920	571	168	73	812

Small and medium businesses	1,928	816	316	3,060	2,128	987	429	3,544

Foreign loans - Latin America	3,965	899	443	5,307	1,506	274	109	1,889
Total	12,659	4,559	2,227	19,445	10,511	4,402	2,261	17,174

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2016
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	287,743	204,621	1,191	23,943	83,974	39,008	640,480
Satisfactory	-	19	-	87	980	294	1,380
Higher risk	-	8	-	201	1,227	-	1,436
Impairment	-	-	-	-	2,096	1,193	3,289
Total	287,743	204,648	1,191	24,231	88,277	40,495	646,585
%	44.4	31.7	0.2	3.7	13.7	6.3	100.0

12/31/2015
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	284,929	164,283	642	26,251	84,284	41,843	602,232
Satisfactory	-	26	-	130	889	342	1,387
Higher Risk	-	2	-	374	308	-	684
Impairment	-	-	-	-	564	-	564
Total	284,929	164,311	642	26,755	86,045	42,185	604,867
%	47.1	27.2	0.1	4.4	14.2	7.0	100.0

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2016				12/31/2015
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	51,587	128,555	790	743	54,640	135,202	639	572
Personal	443	1,297	682	652	495	1,204	448	419
Vehicles	13,039	35,995	107	90	19,390	50,662	189	152
Mortgage loans	38,105	91,263	1	1	34,755	83,336	2	1

Small, medium businesses and corporate	122,353	368,937	12,324	6,729	169,560	481,916	7,968	2,932

Foreign loans - Latin America	97,374	155,923	9,420	4,803	57,680	89,531	7,715	6,042

Total	271,314	653,415	22,534	12,275	281,880	706,649	16,322	9,546

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 196,518 (R$ 176,046 at 12/31/2015).

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

The amounts below represent total assets repossessed in the period:

	01/01 to	01/01 to
	12/31/2016	12/31/2015
Real estate not for own use	13	133
Residential properties - mortgage loans	411	256
Vehicles - linked to loan operations	14	18
Other (vehicles / furniture / equipments) - dation	172	37
Total	610	444

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

The document set forth by the corporate guidelines on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies / Public Access Report - Market Risk.

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

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING.

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

For a detailed vision of the accounting hedge topic, see Note 9 – Hedge accounting.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354 of July 27, 2007.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;
•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

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

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices. In the first quarter of 2016, o ITAÚ UNIBANCO HOLDING opted for including the exposures of each foreign unit in the calculation of ITAÚ UNIBANCO HOLDING’s Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period. In this quarter, the Total Average VaR remained lower than 1% of ITAÚ UNIBANCO HOLDING`s stockholders` equity, in line with that recorded in the previous quarter.

From January 1st to December 31, 2016, the average total VaR in Historical Simulation was R$ 236.6, or 0.18% of total stockholders’ equity (throughout 2015 it was R$ 207.0 or 0.18% of total stockholders’ equity).

	(in R$ million)
	VaR Total - Historical Simulation
	12/31/2016(1)				12/31/2015(2)
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group
Interest rates	482.5	323.7	607.4	607.4	363.5	314.2	606.4	347.1
Currencies	18.4	6.8	33.2	17.0	47.1	11.3	118.6	12.3
Shares	45.2	34.0	63.3	44.3	16.9	6.9	57.2	46.9
Commodities	1.7	0.7	4.0	0.8	1.8	0.8	8.5	2.1
Effect of diversification				(339.7)				(204.4)
Total risk	236.6	155.1	341.5	329.8	207.0	152.3	340.7	204.0
(1)	VaR by Risk factor group includes information from foreign units.
(2)	VaR by Risk factor group does not include information from foreign units.

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

Position of accounts subject to interest rate risk (1)

	12/31/2016						12/31/2015
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total

Interest-bearing assets	389,843	219,332	95,331	347,743	167,400	1,219,649	376,617	203,639	97,021	277,995	186,609	1,141,881
Interbank deposits	13,286	4,676	3,541	1,189	-	22,692	23,454	3,436	2,879	753	3	30,525
Securities purchased under agreements to resell	201,525	63,180	35	281	30	265,051	196,402	57,997	5	-	-	254,404
Central Bank compulsory deposits	82,698	-	-	-	-	82,698	62,766	-	-	-	-	62,766
Held-for-trading financial assets	6,971	14,194	13,041	118,050	52,392	204,648	12,872	9,413	13,649	57,700	70,677	164,311
Financial assets held for trading and designated at fair value through profit or loss	-	-	1,191	-	-	1,191	-	-	-	642	-	642
Available-for-sale financial assets	5,994	10,539	7,103	38,969	25,672	88,277	3,903	7,106	11,914	35,098	28,024	86,045
Held-to-maturity financial assets	1,370	528	600	19,376	18,621	40,495	342	-	319	14,500	27,024	42,185
Derivatives	5,815	5,470	2,826	6,940	3,180	24,231	6,040	7,152	2,653	8,116	2,794	26,755
Loan and lease operations portfolio	72,184	120,745	66,994	162,938	67,505	490,366	70,838	118,535	65,602	161,186	58,087	474,248
Interest-bearing liabilities	325,241	90,652	111,907	287,433	62,298	877,531	290,908	98,129	74,635	316,852	72,968	853,492
Savings deposits	108,250	-	-	-	-	108,250	111,319	-	-	-	-	111,319
Time deposits	30,555	28,248	17,110	78,032	2,329	156,274	13,465	19,252	13,277	57,694	1,562	105,250
Interbank deposits	1,176	1,918	625	36	2	3,757	4,475	8,727	1,012	735	-	14,949
Deposits received under repurchase agreements	172,411	6,844	55,314	97,056	17,539	349,164	144,750	15,186	21,262	134,708	20,737	336,643
Interbank market	6,535	38,590	30,227	50,590	9,541	135,483	8,056	42,525	29,966	62,654	13,685	156,886
Institutional market	951	11,490	6,612	46,883	30,303	96,239	4,988	5,123	5,748	42,938	35,121	93,918
Derivatives	5,294	3,555	1,961	11,394	2,494	24,698	3,850	7,309	3,348	14,715	1,849	31,071
Financial liabilities held for trading	69	7	58	295	90	519	5	7	22	364	14	412
Liabilities for capitalization plans	-	-	-	3,147	-	3,147	-	-	-	3,044	-	3,044
Difference asset / liability (2)	64,602	128,680	(16,576)	60,310	105,102	342,118	85,709	105,510	22,386	(38,857)	113,641	288,389
Cumulative difference	64,602	193,282	176,706	237,016	342,118		85,709	191,219	213,605	174,748	288,389
Ratio of cumulative difference to total interest-bearing assets	5.3%	15.8%	14.5%	19.4%	28.1%		7.5%	16.7%	18.7%	15.3%	25.3%
(1)	Remaining contractual terms.
(2)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Position of accounts subject to currency risk

	12/31/2016
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,719	1,581	3,164	11,464
Central Bank compulsory deposits	81	-	5,288	5,369
Interbank deposits	8,860	1,007	6,781	16,648
Securities purchased under agreements to resell	199	112	660	971
Financial assets held for trading	6,833	305	3,607	10,745
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191
Derivatives	5,313	4,873	452	10,638
Available-for-sale financial assets	22,513	8,337	3,898	34,748
Held-to-maturity financial assets	12,519	-	540	13,059
Loan operations and lease operations portfolio, net	43,641	73,325	41,034	158,000
Total assets	107,869	89,540	65,424	262,833

	12/31/2016
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	37,824	51,330	47,331	136,485
Securities sold under repurchase agreements	18,353	27	2,558	20,938
Financial liabilities held for trading	519	-	-	519
Derivatives	4,783	4,105	282	9,170
Interbank market debt	34,659	5,932	2,451	43,042
Institutional market debt	37,077	23,643	3,284	64,004
Total liabilities	133,215	85,037	55,906	274,158

Net position	(25,346)	4,503	9,518	(11,325)

	12/31/2015
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,060	779	4,611	11,450
Central Bank compulsory deposits	234	503	6,435	7,172
Interbank deposits	16,281	2,093	4,649	23,023
Securities purchased under agreements to resell	1,966	56	87	2,109
Financial assets held for trading	6,125	73	907	7,105
Financial assets designated at fair value through profit or loss	642	-	-	642
Derivatives	9,581	1,279	37	10,897
Available-for-sale financial assets	28,833	3,063	1,928	33,824
Held-to-maturity financial assets	14,807	-	-	14,807
Loan operations and lease operations portfolio, net	63,456	36,776	20,931	121,163
Total assets	147,985	44,622	39,585	232,192

	12/31/2015
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	55,539	25,811	30,657	112,007
Securities sold under securities repurchase agreements	23,405	240	142	23,787
Financial liabilities held for trading	412	-	-	412
Derivatives	9,179	1,396	429	11,004
Interbank market debt	59,203	3,796	821	63,820
Institutional market debt	44,901	8,112	334	53,347
Total liabilities	192,639	39,355	32,383	264,377

Net position	(44,654)	5,267	7,202	(32,185)

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

In compliance with Circular nº 3.724 of BACEN, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international of Basileia.

The summarized calculation of the indicator is as follows. In 2016, the minimum indicator requirement is 70%. For more detail on the short-term liquidity indicator, that is not part of the financial statements, visit investor- relations, section Corporate Governance / Risk and Capital Management – Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	4th quarter 2016
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	180,957
Total potential cash outflows (3)	85,018
Liquidity Coverage Ratio (%)	212.8%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 612.7 billion (R$ 586.2 billion at 12/31/2015), particularly funding from time deposits. A considerable portion of these funds – 34.0% of total, or R$ 207.4 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	12/31/2016			12/31/2015
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	201,113	329,414		190,352	292,610
Demand deposits	61,133	61,133	10.0	61,092	61,092	10.4
Savings deposits	108,250	108,250	17.7	111,319	111,319	19.0
Time deposits	30,554	156,274	25.5	13,465	105,250	18.0
Other	1,176	3,757	0.6	4,476	14,949	2.6
Funds from acceptances and issuance of securities (1)	3,091	93,711	15.3	4,128	75,590	12.9
Funds from own issue (2)	2,561	132,149	21.6	2,863	152,215	25.9
Subordinated debt	628	57,420	9.4	4,722	65,785	11.2
Total	207,393	612,694	100.0	202,065	586,200	100

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

During the period of 2016, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 177.5 billion and accounted for 84.2% of the short term redeemable obligations, 28.5% of total funding, and 19.0% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2016%	12/31/2015%
Net assets (1) / funds within 30 days (2)	84.2	77.5
Net assets (1) / total funds (3)	28.5	26.7
Net assets (1) / total assets (4)	19.0	18.1

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 918,080 (R$ 863,180 at 12/31/2015).

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2016					12/31/2015
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	18,542	-	-	-	18,542	18,544	-	-	-	18,544

Interbank investments	219,066	58,275	1,171	292	278,804	229,295	40,016	696	239	270,246
Securities purchased under agreements to resell – Funded position (2)	77,452	-	-	-	77,452	72,091	-	-	-	72,091
Securities purchased under agreements to resell – Financed position	128,303	49,749	-	-	178,052	133,315	33,742	-	-	167,057
Interbank deposits	13,311	8,526	1,171	292	23,300	23,889	6,274	696	239	31,098

Securities	82,163	16,757	12,415	74,479	185,814	71,124	15,485	11,017	78,774	176,400
Government securities - available	75,310	20	40	6,088	81,458	65,965	-	-	-	65,965
Government securities – subject to repurchase commitments	556	4,732	5,990	14,808	26,086	68	2,675	712	6,866	10,321
Private securities - available	6,297	11,728	5,424	47,866	71,315	5,091	12,681	10,305	71,908	99,985
Private securities – subject to repurchase commitments	-	277	961	5,717	6,955	-	129	-	-	129

Derivative financial instruments	5,815	8,296	3,159	6,961	24,231	5,955	7,685	3,430	6,289	23,359

Gross position	-	-	-	-	-	-	1	-	20	21
Cross Currency Swap Deliverable - Asset position	-	-	-	-	-	-	852	-	975	1,827
Cross Currency Swap Deliverable - Liability position	-	-	-	-	-	-	(851)	-	(955)	(1,806)

Net position	5,815	8,296	3,159	6,961	24,231	5,955	7,684	3,430	6,269	23,338
Swaps	828	1,967	1,497	6,250	10,542	666	2,140	1,935	4,406	9,147
Option	354	2,881	1,397	160	4,792	2,413	2,000	692	478	5,583
Forward (onshore)	3,947	1,024	-	-	4,971	1,204	1,961	1	-	3,166
Other derivative financial instruments	686	2,424	265	551	3,926	1,672	1,583	802	1,385	5,442

Loan and lease operations portfolio (3)	61,602	176,002	81,224	211,908	530,736	63,263	171,813	86,118	187,619	508,813

Total financial assets	387,188	259,330	97,969	293,640	1,038,127	388,181	234,999	101,261	272,921	997,362
(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 85,700 (R$ 66,556 at 12/31/2015), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 4,329 (R$ 9,461 at 12/31/2015) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 43,837 (R$ 38,978 at 12/31/2015) and the amount of liabilities from transactions related to credit assignments R$ 5,711 (R$ 5,495 at 12/31/2015) .

Undiscounted future flows except for derivatives	12/31/2016					12/31/2015
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total

Deposits	201,167	44,545	13,106	107,055	365,873	190,890	45,133	8,331	64,843	309,197
Demand deposits	61,133	-	-	-	61,133	61,092	-	-	-	61,092
Savings deposits	108,250	-	-	-	108,250	111,319	-	-	-	111,319
Time deposit	30,295	41,971	13,088	107,033	192,387	13,873	34,660	8,326	64,819	121,678
Interbank deposits	1,489	2,574	18	22	4,103	4,606	10,473	5	24	15,108

Compulsory deposits	(42,314)	(13,885)	(3,985)	(25,516)	(85,700)	(40,807)	(9,021)	(2,043)	(14,685)	(66,556)
Demand deposits	(8,092)	-	-	-	(8,092)	(10,224)	-	-	-	(10,224)
Savings deposits	(24,791)	-	-	-	(24,791)	(26,838)	-	-	-	(26,838)
Time deposit	(9,431)	(13,885)	(3,985)	(25,516)	(52,817)	(3,745)	(9,021)	(2,043)	(14,685)	(29,494)

Securities sold under repurchase agreements (1)	209,521	59,771	42,410	87,069	398,771	167,363	39,464	63,773	111,189	381,789
Government securities	168,301	5,600	5,764	33,812	213,477	139,530	5,315	2,588	29,937	177,370
Private securities	13,753	54,171	36,646	53,257	157,827	8,043	30,146	61,185	81,252	180,626
Foreign	27,467	-	-	-	27,467	19,790	4,003	-	-	23,793

Funds from acceptances and issuance of securities (2)	3,003	35,659	28,974	36,858	104,494	4,188	24,186	19,178	40,612	88,164

Borrowing and onlending (3)	5,077	46,527	11,000	20,943	83,547	5,902	58,159	24,116	25,672	113,849

Subordinated debt (4)	271	13,501	16,621	41,043	71,436	4,775	10,115	13,764	56,006	84,660

Derivative financial instruments	5,294	5,516	3,726	10,162	24,698	3,765	8,537	4,104	11,269	27,675
Gross position	-	-	-	-	-	1	11	-	4	16
Cross Currency Swap Deliverable - Asset position	-	-	-	-	-	(85)	(1,269)	-	(236)	(1,590)
Cross Currency Swap Deliverable - Liability position	-	-	-	-	-	86	1,280	-	240	1,606
Net position	5,294	5,516	3,726	10,162	24,698	3,764	8,526	4,104	11,265	27,659
Swaps	461	1,702	2,352	8,706	13,221	783	3,368	2,618	9,562	16,331
Option	837	1,888	1,116	711	4,552	1,460	3,025	805	493	5,783
Forward (onshore)	3,530	-	-	-	3,530	828	5	-	-	833
Other derivative financial instruments	466	1,926	258	745	3,395	693	2,128	681	1,210	4,712

Total financial liabilities	382,019	191,634	111,852	277,614	963,119	336,076	176,573	131,223	294,906	938,778

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

F-161

	12/31/2016					12/31/2015
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Endorsements and sureties	1,645	16,203	5,603	47,342	70,793	2,018	13,819	5,477	52,930	74,244
Commitments to be released	90,279	42,522	11,657	77,916	222,374	84,641	28,808	28,404	79,487	221,340
Letters of credit to be released	6,660	-	-	-	6,660	6,936	-	-	-	6,936
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	310	-	-	310	-	340	-	-	340
Total	98,584	59,035	17,260	125,258	300,137	93,595	42,967	33,881	132,417	302,860

Note 37 – Supplementary information

Citibank’s retail operations

On October 8, 2016, ITAÚ UNIBANCO HOLDING S.A. entered, by means of its subsidiaries, into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING's results.

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

The majority of our business is comprised by operations with individuals and corporates, which have grown organically and without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset for the periods indicated in the following table:

	2016			2015			2014
Assets	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-earning assets (1)	1,151,430	161,495	14.0	1,070,450	147,789	13.8	955,416	120,115	12.6
Interbank deposits	26,914	678	2.5	29,489	1,628	5.5	24,019	1,286	5.4
Securities purchased under agreements to resell	252,737	34,162	13.5	204,362	27,572	13.5	170,327	17,929	10.5
Central Bank compulsory deposits	72,031	6,920	9.6	63,418	5,748	9.1	69,882	5,904	8.4
Financial assets held for trading	179,035	23,669	13.2	152,687	19,826	13.0	134,695	15,128	11.2
Available-for-sale financial assets	87,678	11,160	12.7	82,744	8,979	10.9	78,559	7,272	9.3
Held-to-maturity financial assets	41,384	3,788	9.2	38,295	3,758	9.8	24,317	2,347	9.7
Loan operations and lease operations (accrual)	438,081	80,118	18.3	445,583	79,392	17.8	403,447	69,248	17.2
Other Financial Assets	53,570	1,000	1.9	53,871	886	1.6	50,170	1,001	2.0
Non-interest-earning assets	159,779			115,596			97,526
Cash and deposits on demand	21,204			19,159			17,038
Central Bank compulsory deposits	3,782			3,797			4,025
Derivatives	28,904			24,276			12,647
Non-accrual loans	21,487			18,559			17,040
Allowance for loan and lease losses	(28,902)			(24,526)			(21,655)
Fixed assets, net	8,176			8,618			7,145
Investments in unconsolidated companies	4,790			4,219			3,964
Goodwill	6,286			2,011			1,798
Intangible assets, net	8,336			6,225			6,019
Tax assets	47,265			43,212			35,000
Assets held for sale	570			341			137
Other assets	37,881			9,706			14,369
Total	1,311,209			1,186,046			1,052,942

(1) For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".

	2016			2015			2014
Liabilities	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-bearing liabilities	969,461	95,125	9.8	875,904	75,064	8.6	793,069	72,977	9.2
Interest-bearing deposits	244,121	14,701	6.0	236,315	13,587	5.7	233,999	12,064	5.2
Savings deposits	106,838	7,501	7.0	114,500	7,720	6.7	111,473	6,905	6.2
Deposits from banks and time deposits	137,283	7,200	5.2	121,815	5,867	4.8	122,527	5,159	4.2
Securities sold under repurchase agreements	339,416	45,932	13.5	297,509	32,879	11.1	266,527	26,771	10.0
Interbank market debt and Institutional market debt	240,563	16,596	6.9	219,463	15,999	7.3	183,981	25,099	13.6
Interbank market debt	144,968	8,347	5.8	134,637	7,970	5.9	113,522	14,404	12.7
Institutional market debt	95,595	8,249	8.6	84,826	8,030	9.5	70,459	10,695	15.2
Reserves for insurance and private pension and Liabilities for capitalization plans	144,387	17,790	12.3	121,856	12,557	10.3	107,880	8,987	8.3
Other interest-bearing liabilities	974	106	10.9	761	42	5.5	682	56	8.2
Non-interest bearing liabilities	214,024			203,376			169,247
Non-interest bearing deposits	61,895			54,148			43,840
Derivatives	29,752			29,488			13,107
Other non-interest-bearing liabilities	122,377			119,740			112,300
Total stockholders’ equity attributed to the owners of the parent company	117,844			105,034			89,458
Non-controlling interests	9,880			1,732			1,168
Total	1,311,209			1,186,046			1,052,942

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

	Increase/(decrease) due to changes in:
	2016-2015			2015-2014			2014-2013
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	10,158	3,547	13,706	15,027	12,647	27,674	9,533	16,455	25,988
Interbank deposits	(131)	(819)	(950)	301	41	342	142	561	703
Securities purchased under agreements to resell	6,539	52	6,591	4,001	5,641	9,642	602	4,697	5,299
Central Bank compulsory deposits	813	358	1,171	(733)	578	(156)	550	1,041	1,590
Financial assets held for trading	3,477	366	3,843	2,166	2,532	4,698	(302)	4,570	4,268
Available-for-sale financial assets	559	1,622	2,181	403	1,303	1,707	(417)	2,623	2,206
Held-to-maturity financial assets	181	(151)	30	1,371	40	1,411	1,909	(48)	1,861
Loan and lease operations (accrual)	(1,275)	2,000	726	7,434	2,710	10,144	6,973	2,729	9,702
Other Financial Assets	(5)	119	114	83	(198)	(115)	77	282	359
Interest-bearing liabilities	9,342	10,719	20,060	11,420	(9,333)	2,087	2,717	23,898	26,615
Interest-bearing deposits	446	669	1,114	276	1,247	1,523	1,030	1,231	2,261
Saving deposits	(572)	354	(219)	191	624	815	1,083	807	1,890
Interbank deposits	(138)	659	521	485	(115)	370	(43)	435	392
Time deposits	1,156	(344)	812	(400)	738	338	(11)	(11)	(21)
Securities sold under repurchase agreements	5,032	8,020	13,053	3,279	2,829	6,109	718	9,188	9,906
Interbank market debt and Institutional market debt	1,308	(711)	596	6,595	(15,695)	(9,100)	568	8,315	8,883
Interbank market debt	586	(208)	377	3,444	(9,878)	(6,434)	620	7,539	8,159
Institutional market debt	722	(503)	219	3,151	(5,816)	(2,666)	(52)	777	724
Reserves for insurance and private pension and Liabilities for capitalization	2,542	2,691	5,233	1,262	2,307	3,569	387	5,163	5,551
Other Interest-bearing liabilities	14	50	64	8	(22)	(14)	14	-	14

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

	2016	2015	2014
	(In millions of R$, except percentages)
Total average interest-earning assets	1,151,430	1,070,450	955,416
Total average interest-bearing liabilities	969,461	875,904	793,069
Net interest income (1)	66,370	72,725	47,139
Average yield on average interest-earning assets (2)	14.0%	13.8%	12.6%
Average rate on average interest-bearing liabilities (3)	9.8%	8.6%	9.2%
Net interest spread (4)	4.2%	5.2%	3.4%
Net interest margin (5)	5.8%	6.8%	4.9%

(1) Is the sum of total interest income less total interest expense.

(2) Total interest income divided by total average interest-earning assets.

(3) Total interest expense divided by total average interest-bearing liabilities.

(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(5) Net interest income divided by total average interest-earning assets.

Return on equity and assets

The following table sets forth certain data with respect to return on equity and assets for the periods indicated below.

	2016	2015	2014
	(In millions of R$, except percentages)
Net income attributable to owners of the parent company	23,263	25,740	21,555
Average total assets	1,311,210	1,186,046	1,052,942
Average stockholders' equity	117,844	105,034	89,458
Net income as a percentage of average total assets (1)	1.8%	2.2%	2.0%
Net income as a percentage of average stockholder's equity (1)	20.1%	24.8%	24.3%
Average stockholder's equity as a percentage of average total assets	9.0%	8.9%	8.5%
Dividend payout ratio per share (2)	44.6%	28.9%	31.1%

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

As of April 18, 2017, the U.S. dollar-real exchange rate (PTAX) was R$3.0958 to U$1.00.

The following table sets forth information on the selling rate for U.S. dollars and euro as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00				Exchange Rate of Brazilian Currency per €1.00
Year	Low	High	Average (1)	Year-End	Low	High	Average (1)	Year-End
2012	1.7024	2.1121	1.9588	2.0435	2.2465	2.7633	2.5277	2.6954
2013	1.9528	2.4457	2.1741	2.3426	2.5347	3.2682	2.8947	3.2265
2014	2.1974	2.7403	2.3599	2.6562	2.8900	3.4320	3.1113	3.2270
2015	2.5754	4.1949	3.3876	3.9048	2.9080	4.7209	3.7358	4.2504
2016	3.1193	4.1558	3.4500	3.2591	3.3879	4.5032	3.8043	3.4384
2017 (through April 18, 2017)	3.0510	3.2729	3.1226	3.0958	3.2455	3.4424	3.3388	3.3144

Source:  Economatica System.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00				Exchange Rate of Brazilian Currency per €1.00
Month	Low	High	Average (1)	Month-End	Low	High	Average (1)	Month-End
October 2016	3.1193	3.2359	3.1858	3.1811	3.3879	3.6251	3.5106	3.4811
November 2016	3.2024	3.4446	3.3420	3.3967	3.5326	3.7392	3.6000	3.6002
December 2016	3.2591	3.4650	3.3523	3.2591	3.4042	3.7127	3.5333	3.4384
January 2017	3.1270	3.2729	3.1966	3.1270	3.3383	3.4424	3.3944	3.3759
February 2017	3.0510	3.1479	3.1042	3.0993	3.2455	3.3846	3.3060	3.2753
March 2017	3.0765	3.1735	3.1279	3.1684	3.2723	3.4013	3.3447	3.3896
April 2017 (through April 18, 2017)	3.0923	3.1463	3.1213	3.0958	3.2967	3.3392	3.3222	3.3144

Source:  Economatica System.

(1)	Represents the average of the closing exchange rates of each day during the relevant period.

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

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the United States or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the United States and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

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

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights.

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

The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the United States or other countries

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the United States or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country.

Taxation for ADS holders

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

Non-resident holders resident or domiciled in tax haven jurisdictions

In accordance with Brazilian law, as regulated by Article 1 of Normative Rulling No. 1,037 of June 4th, 2010, as amended, a “tax haven” is defined as a country or location: (a) that does not impose any income tax or where the maximum income tax rate is 20% , or 17% as further detailed below; or (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax haven jurisdictions has been published per such Normative Rulling. Non-Resident Holders resident or domiciled in tax haven jurisdictions may be subject to withholding tax in Brazil at higher rates than Non-Resident Holders not resident or domiciled in tax havens, as described below.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime,” which is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate of lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

On November 28, 2014, the Brazilian tax authorities issued Ordinance No. 488, which decreased these minimum thresholds from 20% to 17% in certain cases. Under Ordinance No. 488, the 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency, in accordance with rules to be established by the Brazilian tax authorities.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning tax havens and privileged tax regimes.

Taxation of dividends

Payment of dividends derived from profits generated after January 1, 1996, including dividends paid in kind, are not subject to withholding tax in Brazil. Payment of dividends derived from profits generated before January 1st, 1996 may be subject to Brazilian withholding tax at varying rates, according to the year when the profits have been generated.

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

Taxation of gains

(a) Sales or other dispositions of ADSs

Arguably, gains realized outside Brazil by a Non-Resident Holder from the sale or other disposition of ADSs to another Non-Resident Holder are not subject to Brazilian taxation. However, according to Law No. 10,833, dated December 29, 2003, as amended, the disposition of assets located in Brazil by a Non-Resident Holder may be subject to Brazilian withholding tax at a 15% flat rate or progressive rate may vary from 15% to 22.5% depending on the kind of investment made into Brazil and the location where the Non-Resident Holder is resident or domiciled (also, a 25% rate may apply if the foreign beneficiary is resident or domiciled in a jurisdiction deemed to be a tax haven for Brazilian tax purposes).

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

(b) Conversion of our preferred shares into ADSs

The deposit by a Non-Resident Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, if such Non-Resident Holder is resident or domiciled in a tax haven jurisdiction or if such preferred shares have not been registered under the Central Bank according to CMN Resolution No. 4.373, dated September 29, 2014, effective as of March 30, 2015 (former CMN Resolution No. 2,689, dated January 26, 2000, and CMN Resolution No. 1,927, dated May 18, 1992), as amended. In those cases, the difference between the acquisition cost of such preferred shares or the amount otherwise previously registered under the Central Bank and the average price of such preferred shares, according to the mentioned CMN Resolution No. 4,373/14), may be considered taxable capital gain, and may be subject to income tax. Please refer to section Our risk management, item Regulatory environment, Funds of foreign investors, for further details. Non-Resident Holders that are resident or domiciled in tax haven jurisdictions may be subject to capital gain tax at a 25% rate on sale or transfer of shares out of the financial markets upon such a conversion. On the other hand, when Non-Resident Holders that are not resident or domiciled in tax haven jurisdictions deposit preferred shares registered according to CMN Resolution No. 4,373/14 in exchange for ADSs, such deposit should not be subject to capital gain tax.

(c) Sales or other dispositions of our preferred shares

Non-Resident Holders not resident or domiciled in tax haven jurisdictions that register their portfolio according to CMN Resolution No. 4,373/14 benefit from a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian stock exchanges is exempt from income tax. On the other hand, sale of shares not registered according to CMN Resolution No. 4,373/14 or made outside of Brazilian stock exchanges is generally subject to 15% capital gain tax.

Such special treatment is not applicable to Non-Resident Holders resident or domiciled in tax haven jurisdictions, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in the financial markets, including stock exchanges and over-the-counter markets. The taxation rate is then generally of 15%. If such Non-Resident Holders sell shares outside of the financial markets, the income taxation rate will instead be of 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation. The gains from the sale or assignment of preemptive rights will be subject to the Brazilian income tax according to the same rules applicable to disposition of shares or ADSs.

Tax on financial transactions IOF/Exchange (IOF/FX) and IOF/Securities

According to Decree No. 6,306/2007, and further amendments, Tax on Financial Transactions may levy some foreign exchange transactions. Please refer to section Our risk management, item Regulatory environment, Taxation, for further details about Tax on financial transactions.

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

INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO BRAZILIAN. FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY NON-BRAZILIAN TAX LAWS.

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

Except where specifically described below, this discussion assumes that we are not and will not be a passive foreign investment company (a PFIC), for U.S. federal income tax purposes. Please see the discussion under “Passive Foreign Investment Company Considerations” below.

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

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The United States Internal Revenue Service ( IRS), has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, also known as the Active Bank Exception. The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

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

US Foreign Account Tax Compliance Act (FATCA)

Please refer to section Our Risk Management, item Regulatory Environment, Taxation, U.S. Foreign Account Tax Compliance Act (FATCA) for more clarification on FATCA.

Controls and Procedures

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer (“CEO”), and our chief financial officer (“CFO”), of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2016.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2016, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm.

(c) Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 20, 2017, on the effectiveness of our internal control over financial reporting as of December 31, 2016 is presented with our consolidated financial statements.

Please refer to Performance, item Consolidated Financial Statements (IFRS) for further details about our independent registered public accounting firm.

(d) Changes in Internal Control Over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2016 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

Sustainability

Sustainability is incorporated into our corporate strategy through a consolidated governance structure that is integrated into our business, which allows us to incorporate social and environmental issues into daily activities and processes throughout the Itaú Unibanco Group. Long-term strategic decisions on sustainability are discussed on an annual basis by our Board of Directors, at an annual meeting of the Strategy Committee (composed of Board of Directors members) and twice a year at meetings of our Executive Committee. Since 2011, our sustainability activities have been based on three strategic focuses: (i) social and environmental risks and opportunities, (ii) financial education and (iii) dialogue and transparency.

Our management of social and environmental risk is based on the identification, measurement, mitigation and monitoring of risks. We know that the increasing societal consciousness of the environmental and social challenges we face makes these issues more material to our operations, products and services. By integrating social and environmental risks and opportunities into our strategy, governance, processes, management policies, products and services, we are creating a virtuous circle that can help society to prosper. In the last 15 years, we developed and participated in various initiatives to reduce environmental and social risks and seize opportunities to address those risks. Over that period, we have created strategies, routines, processes and products, adopted specific policies and adhered to voluntary commitments such as PRI (Principles for Responsible Investments), EP (Equator Principles), CDP (Carbon Disclosure Project), Principles for Sustainable Insurance (PSI) and Global Compact that guide our business and institutional practices. We have developed specific social and environmental guidelines applicable to our lending processes (lending and financing), insurance, investments and suppliers. Our main social and environmental guidelines include: (i) a list of restricted activities (firearms, ammunition and explosives; extraction and production of wood and the production of firewood and charcoal extracted from native forests; fishing activities; extraction and industrialization of asbestos; and abattoirs and beef packaging plants), (ii) a list of prohibited activities (prostitution; illegal use of child labor; and work under conditions similar to slavery), (iii) compliance with environmental licensing, (iv) the inclusion of social and environmental contractual clauses, and (v) specific rules for providing real estate collateral.

In 2015, we published a paper on our Social and Environmental Risks and Opportunities strategy that discusses our practices and the challenges we see for enhancing sustainability. We regularly monitor the development of our goals for 2020, published in this document. You can access it at <https://www.itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Posicionamento-Itau-ROSA_english.pdf>

Further, in 2016, we carried out a study on financial regulatory risks associated with climate change issues and improved our performance on human rights by structuring a multidisciplinary working group and governance on diversity, sponsored by the People Area, which reports to the People Committee and the Sustainability Committee.

As part of Financial Education initiative, in 2015, we issued a study called “Choices and Money” to answer the questions “How to help people make better use of their money? How to help people accomplish their goal”. The study traces the influences of economic and social past on our financial behavior and discusses how they shape the choices we make when it comes to money. To access the study in Portuguese click on <http://itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Escolhas_e_Dinheiro_Educacao_Financeira.pdf>

Based on the outcomes of this study, we have decided to adopt an approach to generate a broader identification and, in 2016, we launched the “Real Life” campaign, a webseries telling real histories and sharing financial knowledge applied to day-to-day life. The four episodes show people and families in different moments of life, exploring their dilemmas and how they deal with money, providing financial guidance to help them achieve their goals. This series had over 42 million views.

In 2016, we signed up to a partnership with the Family School program of the State of São Paulo, which opens the state schools during the weekends for activities guided by four pillars: culture, work, sports and health. Through the end of 2016, we trained the vice-principals of 751 schools in Greater São Paulo, who trained 73 volunteers, impacting 12,468 people.

Our dialogue and transparency efforts focused on developing our reporting processes with the goal of consolidating the integration of communications. Since 2004, sustainability information has been disclosed based on the Global Reporting Initiative criteria, and is integrated into our annual report, which includes both financial and sustainability information. Additionally, in 2013, we entered into a partnership with the International Integrated Reporting Council (IIRC),to prepare a concise piece of communication focused on our ability to create value for stakeholders over time. Visit our 2016 Integrated Report at www.itau.com.br/annual-report.

The management of sustainability issues has contributed to our access to funding through development agencies, and to our presence in sustainability indexes. We are the only Latin American bank to be included in the Dow Jones Sustainability Index since the inception of the index in 1999, and we also integrate the Business Sustainability Index and the Carbon Efficient Index, both of the São Paulo stock exchange. Also noteworthy are our partnerships with the Inter-American Development Bank (IDB), the Inter-American Investment Corporation (IIC), and the Brazilian Development Bank (BNDES) , which participate with us in lending or joint performance on specific projects.

Glossary

A

•	ABEL – Associação Brasileira de Empresas de Leasing (Brazilian Association of Leasing Companies)
•	Aberje – Associação Brasileira de Comunicação Empresarial (Brazilian Association of Corporate Communication)
•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Public Companies)
•	ADS – American Depositary Shares
•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (Brazilian Association of Stock and Financial Markets Entities)
•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)
•	ATM – Automatic Teller Machine

B

•	Banco Itaú Argentina – Banco Itaú Argentina S.A
•	Banco Itaú Chile – Banco Itaú Chile S.A.
•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A
•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A
•	BCBA – Buenos Aires Stock Exchange
•	BCBS – Basel Committee on Banking Supervision
•	BIS – Bank for International Settlements
•	BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (Securities, Commodities and Futures Exchange)
•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank)
•	BNY Mellon – The Bank of New York Mellon
•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•	Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and of other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, the clearing and settlement of payments in any of its forms.

C

•	CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)
•	CCR – Counterparty Credit Risk
•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)
•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)
•	CEDEAR – Argentine Certificates of Deposits
•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•	CGRC – Risk and Capital Management Committee
•	Cia E. Johnston – Companhia E. Johnston de Participações
•	CMN – Conselho Monetário Nacional (National Monetary Council)
•	NRF – Risk and Financial Policies Committee
•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•	COSO – Committee of Sponsoring Organizations of the Treadway Commission
•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)
•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)
•	CSB – Corporate Site Branch
•	CSC – Superior Credit Committee
•	CSCCA – Superior Wholesale Credit and Collection Committee
•	CSCCV – Superior Retail Credit and Collection Committee
•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Profits)
•	CSP – Superior Products Committee
•	CSRML – Superior Market Risk and Liquidity Committee

•	CSRO – Superior Operational Risk Management Committee
•	CTAM – Model Assessment Technical Committee
•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Comission)

D

•	DJSI – Dow Jones Sustainability Index

F

•	FATF – Financial Action Task Force
•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•	Fed – U.S. Federal Reserve System
•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

I

•	IASB – International Accounting Standards Board
•	IBEF – Instituto Brasileiro de Executivos de Finanças (Brazilian Institute of Finance Executives)
•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute od Independent Auditors of Brazil)
•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•	ICAAP – Internal Capital Adequacy Assessment Process
•	IFRS – International Financial Reporting Standards
•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)
•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•	IRS – U.S. Internal Revenue Service
•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•	ISSQN – Imposto sobre Serviços de Qualquer Natureza (Service Tax)
•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera
•	Itau BBA International – Itau BBA International plc
•	Itaucard – Banco Itaucard S.A.
•	Itaú Holding Financeira – Itaú Holding Financeira S.A.
•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates
•	Itaúsa – Itaú Investimentos S.A.
•	IUPAR – Itaú Unibanco Participações S.A.

L

•	LCR – Liquidity Coverage Ratio

N

•	NSFR – Net Stable Funding Ratio
•	NYSE – New York Stock Exchange

P

•	PEP – Politically Exposed Person
•	PFIC – Passive Foreign Investment Company
•	PIS – Programa de Integração Social (Social Integration Program)

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)
•	RMCCI – Regulamento de Mercado de Câmbio e Capitais Internacionais (Regulation of Exchange and Capital Markets)

S

•	SEC – U.S. Securities and Exchange Commission
•	SELIC – Sistema Especial de Liquidação e de Custódia (Special Clearing and Settlement System)
•	SISBACEN – Sistema do Banco Central do Brasil (the Brazilian Central Bank System): a database that collects information provided by financial institutions to the Central Bank
•	SOX – The Sarbanes-Oxley Act of 2002
•	STF – Superior Tribunal Federal (Brazilian Federal Supreme Court)
•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)
•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

•	TR – Taxa Referencial (Brazilian benchmark interest rate)

U

•	Unibanco – União de Bancos Brasileiros S.A.

V

•	VaR – Value at Risk

List of Foreign Subsidiaries (as of December 31, 2016)

Company	Country
Banco Itaú Argentina S.A.	Argentina
FC Recovery S.A.U.	Argentina
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina
Itaú Valores	Argentina
Itrust Servicios Inmobiliarios S.A.C.I.	Argentina
Itaú Bahamas Directors Ltd	Bahamas
Itaú Bahamas Nominees Ltd	Bahamas
Itaú Bank & Trust Bahamas Ltd	Bahamas
Itaú Unibanco S.A. Nassau Branch	Bahamas
Karen International Limited	Bahamas
Bicsa Holdings Ltd	Cayman Islands
Bie Cayman, Ltd.	Cayman Islands
Itaú Bank & Trust Cayman Ltd.	Cayman Islands
Itau Bank, Ltd.	Cayman Islands
Itaú BBA International (Cayman) Ltd	Cayman Islands
Itau Cayman Directors Ltd.	Cayman Islands
Itau Cayman Nominees Ltd.	Cayman Islands
Itau Global Asset Management	Cayman Islands
Itaú Unibanco Holding Cayman Branch	Cayman Islands
Itaú Unibanco S.A. Cayman Branch	Cayman Islands
ITB Holding Ltd	Cayman Islands
MCC Securities Inc.	Cayman Islands
Topaz Holding Ltd.	Cayman Islands
Uni-Investiment International Corp.	Cayman Islands
CGB II SpA	Chile
Corpbanca Administradora General de Fondos	Chile
Corpbanca Corredora de Seguros S.A.	Chile
Corpbanca Corredores de Bolsa S.A.	Chile
Corplegal S.A.	Chile
Itaú Asesorías Financieras S.A.	Chile
Itaú BBA Corredor de Bolsa Limitada	Chile
Itaú Chile Administradora General de Fondos S.A.	Chile
Itaú Chile Compañia de Seguros de Vida S.A.	Chile
Itaú Chile Corredora de Seguros Limitada	Chile
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile
Itaú Corpbanca S.A.	Chile
MCC Asesorías Ltda.	Chile
MCC S.A. Corredores de Bolsa	Chile
Recaudaciones y Cobranzas S.A.	Chile
Recuperadora de Creditos Ltda	Chile
SMU Corp S.A.	Chile
Banco Corpbanca Colombia	Colombia
Corpbanca Investment Trust	Colombia
Helm Comisionista	Colombia
Helm Corredor de Seguros	Colombia

Helm Fiduciaria S.A.	Colombia
Itau BBA Colombia S.A. Corporación Financiera	Colombia
Itaú Asia Securities Ltd	Hong Kong
Itaú Japan Asset Management Limited	Japan
Itaú Unibanco S.A. Tokyo Branch	Japan
Itaú Europa Luxembourg S.A.	Luxembourg
Itaú BBA México, S.A. de C.V.	Mexico
Proserv – Promociones y Servicios S.A. de C.V.	Mexico
CIFI*	Panamá
Helm Bank	Panamá
Helm Casa de Valores	Panamá
Albarus S.A.	Paraguay
Bancard Sociedad Anonima	Paraguay
Banco del Paraná S.A.	Paraguay
Banco Itaú Paraguay S.A.	Paraguay
Afinco Americas Madeira, Sgps, Soc. Unipessoal Ltda	Portugal
IPI – Itaúsa Portugal Investimentos, SGPS Ltda.	Portugal
Itaúsa Europa – Investimentos, SGPS, Ltda.	Portugal
Banco Itau (Suisse) S.A.	Swiss
Banco Itau International	U.S.A.
Corpbanca New York Branch	U.S.A.
Corpbanca Securities Inc.	U.S.A.
Itaú BBA USA Securities, Inc.	U.S.A.
Itau International Investiment Llc	U.S.A.
Itaú International Securities Inc	U.S.A.
Itaú Unibanco S.A. New York Branch	U.S.A.
Itau USA Asset Management Inc.	U.S.A.
Jasper International Investiment Llc	U.S.A.
Itaú BBA International Plc.	UK
Itaú UK Asset Management Ltd	UK
Itaú Middle East Limited	United Arab Emirates
Aco Ltda	Uruguay
Banco Itau Uruguay S.A.	Uruguay
C.U.M.P.S.A.*	Uruguay
Mundostar S.A.	Uruguay
Nevada Woods S.A.	Uruguay
Oca Casa Financiera S.A.	Uruguay
Oca S.A.	Uruguay
Rias Redbanc*	Uruguay
Unión Capital AFAP S.A.	Uruguay

* Minority shareholder.

ITEM 19. EXHIBITS

Number	Description

1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)(1).
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2).
2.(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.
4.(a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa - Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation)(3).
4.(c)	Plan for Granting Stock Options(4)
6	Statement explaining calculation of earnings per share(5).
7	Statement explaining calculation of dividend and interest on capital per share(6).
8.1	List of subsidiaries (7).
11.1	Code of Ethics (unofficial English translation)(8).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9).
15	Transaction Agreement, dated as of January 29, 2014, and amended on June 2, 2015 and on January 20, 2017, between Banco Itaú Chile and CorpBanca(10).

(1)	Incorporated herein by reference to our Report on Form 6-K filed with the Commission on September 23, 2016 (Commission File No. 001-15276).
(2)	Incorporated herein by reference to the Registration Statement on Form F-6 filed with the Commission on October 16, 2013 (Commission File No. 333-191758).
(3)	Incorporated herein by reference to our Annual Report on Form 20-F/A filed with the Commission on May 17, 2010 (Commission File No. 001-15276).
(4)	Incorporated by reference herein to our Report on Form 6-K filed with the Commission on May 12, 2015 (Commission File No.: 001-15276).
(5)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item u) Earnings per share” to Complete Financial Statements included in this Annual Report on Form 20-F.
(6)	Incorporated by reference herein to “Note 21 – Stockholders’ equity, item b) Dividends” to Complete Financial Statements included in this Annual Report on Form 20-F.
(7)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item a) Consolidation, I. Subsidiaries” to Complete Financial Statements included in this Annual Report on Form 20-F.
(8)	Incorporated by reference herein to our Report on Form 6-K filed with the Commission on August 29, 2016 (Commission File No.: 001-15276).
(9)	Filed herewith.
(10)	Incorporated by reference here in to our Report on Form SC 13D filed with the Commission on July 07, 2014 and its amendments filed with the Commission on June 26, 2015 and on January 27, 2017 (Commission File No. 001-15276).

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

Dated: April 20, 2017

B-2