Form 20-F
period 2017-12-31
Itau Unibanco Holding S.A.
filed 2018-04-20
CIK 1132597

As filed with the Securities and Exchange Commission on April 20, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

For the transition period from______to______.

Commission file number: 001-15276

ITAÚ UNIBANCO HOLDING S.A.

(Exact name of Registrant as specified in its charter)

ITAÚ UNIBANCO HOLDING

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

(Address of principal executive offices)

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer

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

3,305,526,906 Common Shares, no par value

3,159,103,612 Preferred Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes       ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes       ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes       ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description	Page

Part I

Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information

3A. Selected financial data	A-22 to A-23
A-201 to A-203
3B. Capitalization and indebtedness	Not applicable
3C. Reasons for the offer and use of proceeds	Not applicable
3D. Risk factors	A-101 to A-112
A-203 to A-204

Item 4. Information on the Company

4A. History, highlights and recents developments of the company	A-23 to A-31
A-97 to A-98
4B. Business overview	A-16 to A-20
A-37 to A-53
A-184 to A-200
4C. Organizational structure	A-91 to A-93
F-15 to F-16
4D. Property, plant and equipment	A-182

Item 4A. Unresolved Staff Comments	None

Item 5. Operating and Financial Review and Prospects

5A. Operating results	A-9 to A-12
A-156 to A-159
A-184 to A-200
5B. Liquidity and capital resources	A-117 to A-119
A-176 to A-179
A-181 to A-183
A-197 to A-200
5C. Research and development, patents and licenses, etc	A-35
5D. Trend information	A-200
5E. Off-balance sheet arrangements	A-183 and F-127
5F. Tabular disclosure of contractual obligations	A-181
5G. Safe Habor	Not applicable

Item 6. Directors, Senior Management and Employees

6A. Directors and senior management	A-54 to A-79
6B. Compensation	A-80 to A-90
F-78 to F-83
6C. Board practices	A-54 to A-79
6D. Employees	A-31 to A-34
6E. Share ownership	A-92 to A-93

Item 7. Major Shareholders and Related Party Transactions

7A. Major shareholders	A-92 to A-93
7B. Related party transactions	A-55 and A-58
F-143 to F-144
7C. Interests of experts and counsel	Not applicable

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information	A-22 to A-23
F-1 to F-163
8B. Significant Changes	None

Item 9. The Offer and Listing

9A. Offer and listing details	A-91 to A-92
9B. Plan of distribution	Not applicable
9C. Markets	A-91 to A-97
9D. Selling shareholders	Not applicable
9E. Dilution	Not applicable
9F. Expenses of the issue	Not applicable

Item 10. Additional Information

10A. Share capital	Not applicable
10B. Memorandum and articles of association	A-54 to A-100
10C. Material contracts	None
10D. Exchange controls	A-153 to A-154
10E. Taxation	A-150 to A-153
A-204 to A-210
10F. Dividends and paying agents	Not applicable
10G. Statement by experts	Not applicable
10H. Documents on display	A-15 to A-16
10I. Subsidiary information	Not required

Item 11. Quantitative and Qualitative Disclosures About Market Risk	A-124 to A-129

Item 12. Description of Securities Other Than Equity Securities

12A. Debt Securities	Not applicable
12B. Warrants and Rights	Not applicable
12C. Other Securities	Not applicable
12D. American Depositary Shares	A-91 to A-97

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	A-211
Item 16. [Reserved]

16A. Audit committee financial expert	A-62
A-76
A-100
16B. Code of Ethics	A-55
A-100
16C. Principal Accountant Fees and Services	A-60
16D. Exemptions from the Listing Standards for Audit Committees	A-100
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	A-181 to A-182
16F. Change in Registrant’s Certifying Acountant	None
16G. Corporate Governance	A-100
16H. Mine Safety Disclosure	Not applicable

Part III

Item 17. Financial Statements	See item 18
Item 18. Financial Statements	F-1 to F-163
Item 19. Exhibits	B-1

GUIDE 3 CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

GUIDE 3 item number and description	Page

Part I Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential

Average balance sheets	A-201
Analysis of net interest earnings	A-202 to A-203
Volume and rate movement	A-201 to A-203

Part II Investment Portfolio

Book value of investments	A-160 to A-164
Maturity profile	A-163
Book value and market value exceeding 10% of stockholders’ equity	A-159

Part III Loan Portfolio

Types of Loans	A-165 to A-166
Maturities and Sensitivities of Loans to Changes in Interest Rates	A-166 to A-168
Risk Elements
Nonaccrual, Past Due and Restructured Loans	A-165 to A-176
Potential Problem Loans	A-170 to A-171
Foreign Outstandings	A-176
Loan Concentrations	A-169
Other Interest Bearing Assets	A-201

Part IV Summary of Loan Loss Experience

Analysis of the Allowance for Loan Losses	A-171
Allocation of the Allowance for Loan Losses	A-171 to A-172

Part V Deposits	A-176 to A-179

Part VI Return on Equity and Assets	A-203

Part VII Short-Term Borrowings	A-176

Annex A – Annual Report

A-7

Context

Macroeconomic context

Global context

Global economic activity continues to perform well, and business surveys indicate that growth could further improve. As noted below, U.S. real GDP grew by 2.3% in 2017, after expanding at a rate of 1.5% in 2016. The Eurozone and Japan have been recovering at moderate economic growth rates. Meanwhile, growth in China remains stable for now, and growth in other emerging markets has been increasing.

The economy has been recovering at a moderate pace in the Eurozone, as fiscal reforms and accommodative monetary policy by the European Central Bank (ECB) have improved confidence and financial conditions. Real GDP grew by 1.8% in the region in 2016, and expanded at a rate of 2.5% in 2017. Political risks in the region appear to be relatively low. EU-UK Brexit negotiations already show some progress this year. Italy election results indicate that populist parties are likely to participate in the new government coalition, reducing the odds of structural reforms, but it is unlikely to lead the country to exit the Eurozone. Meanwhile, the pro-European grand coalition in Germany and French Prime Minister Emmanuel Macron provide stability to the region.

Given the unprecedented monetary policy measures implemented by developed countries since 2008, liquidity has been available for investment in emerging markets, supporting asset prices in those markets. As the U.S. economy has continued its recovery and its outlook remains positive, the U.S. Federal Reserve has raised the target range for the Federal Funds Rates six times since the December 2015 Federal Open Market Committee meeting. In addition, the Federal Open Market Committee announced that it will commence the reduction of its balance sheet by allowing its portfolio of U.S Treasury Securities and U.S Government Agency Debt Securities to mature without replacing them. It also indicated that further gradual increases in the target range of the Federal Funds rates are likely to be warranted.

Between 2013 and 2016, significant amounts of financial resources were withdrawn from investments in the emerging markets in response to weak growth in these economies and in anticipation of the gradual monetary tightening in the U.S. However, since mid-2016, financial flows have been gradually returning to emerging markets as commodity prices stabilized and economic fundamentals improved in some emerging markets economies. Risks to the economic outlook are better balanced and synchronized, with modest political risks in the US and Europe and China’s economy is moderating only modestly.

U.S. real GDP grew by 2.3% in 2017, compared to 1.5% in 2016 and 2.9% in 2015. The economic expansion is expected to continue at a moderate pace (according to the Survey of Professional Forecasters issued by the Federal Reserve Bank of Philadelphia), sustained by solid domestic demand. Domestic demand should be supported by (i) accommodative monetary and fiscal policies; (ii) consumer and business optimism, according to the December 2017 surveys data published by The Conference Board and the Institute for Supply Management, respectively; and (iii) a healthy labor market, with net job increases averaging 182,330 per month in the twelve months ended December 2017 and the U.S. unemployment rate of 4.1% in December 2017.

United States Job Creation – Nonfarm Payroll (seasonally adjusted, thousands)

400
200
0
-200
-400
-600
-800
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Month
3-month average

Source: Itaú Unibanco Holding and U.S. Bureau of Labor Statistics.

China’s real GDP grew by 6.9% in 2017, 0.2 percentage points higher than the previous year. Economic activity is likely to moderate in 2018.

Latin America context

External financial conditions remain supportive for growth in Latin America, in a context of global economic recovery, higher commodity prices and low interest rates in developed markets. Exchange rates have contributed to maintain inflation low (or lower) almost everywhere (except for Argentina), which, combined with negative output gaps, provide an environment for monetary easing.

Economic growth is gradually gaining traction and we expect momentum to improve in 2018. However, in Mexico uncertainty over the future of NAFTA is having a negative impact on investment.

The table below shows the real GDP growth rates in seven Latin American countries as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, except as otherwise indicated.

		As of and for the Year Ended December 31,
Real GDP Growth	2017	2016	2015	2014	2013
	(%)
Argentina(1)	2.9	(1.8)	2.7	(2.5)	2.4
Chile(2)	1.5	1.3	2.3	1.8	4.0
Colombia(3)	1.8	2.0	3.1	4.4	4.9
Mexico(4)	2.0	2.9	3.3	2.8	1.4
Paraguay(5)	3.7	4.1	3.0	4.7	14.0
Peru(6)	2.5	4.0	3.3	2.4	5.8
Uruguay(7)	2.7	1.7	0.4	3.2	4.6

(1) Source: Instituto Nacional de Estadística y Censos.

(2) Source: Banco Central de Chile.

(3) Source: Banco de la República.

(4) Source: Instituto Nacional de Estadística y Geografía.

(5) Source: Banco Central del Paraguay. GDP growth rate in 2017 as of and for the twelve-month period ended September 30.

(6) Source: Banco Central de Reserva del Perú.

(7) Source: Banco Central de Uruguay.

Brazilian context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. From 2004 to 2013, we benefited from Brazil’s generally stable economic environment, with average annual GDP growth of approximately 4.0% during that period, which led to increased bank lending and deposits. The following years were less favorable, as GDP growth slowed to 0.5% in 2014 then decreased by 3.5% in both 2015 and 2016. The Brazilian economy showed signs of a recovery in 2017, as GDP rose 1.0%.

The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, created an opportunity for the Central Bank to start a monetary easing cycle. After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. In March 2018, the SELIC rate reached 6.5%. Bank lending as a proportion of GDP decreased to 47.1% in December 2017 from 49.6% in December 2016.

Inflation reached 2.9% over the twelve months ending in December 2017, down from 6.3% in the calendar year 2016. Government-regulated prices (such as gasoline, health insurance, medicines, electricity, urban bus and others) increased by 8.0% over the twelve months ending in December 2017 (from 5.5% in the calendar year 2016), while market-set prices increased by 1.3% in the same period (from 6.6% in the calendar year 2016).

12-month IPCA inflation rate

11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
2009
2010
2011
2012
2013
2014
2015
2016
2017

Source: Itaú Unibanco Holding and IBGE.

The Brazilian primary public budget result has been in deficit since 2014. Cuts in discretionary spending and tax hikes proved insufficient to offset the drop in tax revenues and growth in mandatory expenditures. The twelve-month Brazilian primary public budget balance deficit was at 1.7% of GDP in 2017, after closing with deficits of 2.5% of GDP in 2016, 1.9% of GDP in 2015 and 0.6% of GDP in 2014. To tackle the structural fiscal imbalance, the Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, representing a structural reform for the Brazilian economy. Social security reform and other reforms are essential to ensure that the spending ceiling remains feasible in the years ahead, but their approval by the Brazilian Congress is uncertain. These reforms are important steps towards returning to primary surpluses and stabilizing public debt in the medium-term.

In addition, Brazil has implemented a large number of regulatory changes, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies. Please refer to the section “Our risk management, item Regulatory environment, Implementation of Basel III in Brazil” and to the section “Performance, item Required Reserve Deposits with the Central Bank”, for further information.

Total outstanding loans provided by Brazilian financial institutions continued to decrease in year-over-year real terms in December 2017, by 3.3%, albeit to a lesser degree than in December 2016 (-9.2%). Total new loans remained almost stable in 2017, when compared to 2016, on an annualized basis. The same comparison in the previous year showed a decrease of 15.7%. The rate of non-performing household loans decreased by 0.5 percentage points to 3.5% as of December 2017 when compared with the same month in 2016. The rate of non-performing loans to non-financial corporations reached 2.9% in December 2017, below the level observed in December 2016 (3.5%).

The Brazilian real slightly depreciated against the U.S. dollar, with the exchange rate reaching R$3.31 per US$1.00 as of December 29, 2017, compared to R$3.26 per US$1.00 as of December 30, 2016. Despite uncertainties surrounding adjustments and reforms, the international context has been more benign for risky assets, implying lower risk premiums.

Nominal exchange rate
(*Real*/US dollar)

4.5
4.0
3.5
3.0
2.5
2.0
1.5
2010
2012
2014
2016
2018

Source: Itaú Unibanco Holding and Central Bank.

Brazil’s current account deficit (comprised of the net balance from the trade of goods and services and international transfers) totaled 0.5% of GDP as of December 2017. Brazil has maintained its external solvency, with US$382 billion in international reserves and US$310 billion in external debt as of December 2017.

The table below shows real GDP growth, the inflation rate, exchange rate variation and interest rates in Brazil as of and for the twelve-month period ended December 31, 2017, 2016, 2015, 2014 and 2013, except as otherwise indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015	2014	2013
	(%)
Real GDP growth(1)	1.0	(3.5)	(3.5)	0.5	3.0
Inflation rate - IGP-DI(2)	(0.4)	7.2	10.7	3.8	5.5
Inflation rate - IPCA(3)	2.9	6.3	10.7	6.4	5.9
Exchange rate variation (R$/US$)(4)	1.8	(17.8)	48.9	12.5	15.1
TR (reference interest rate)(5)	0.00	1.98	2.07	1.01	0.53
CDI (interbank interest rate)(6)	6.99	13.63	14.14	11.51	9.78
Selic (overnight interest rate)(6)	7.00	13.65	14.15	11.58	9.90
Sovereign 5-year CDS(7)	162.0	280.8	494.9	200.8	193.8

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

Context of Itaú Unibanco Holding

Message from the Co-Chairmen of the Board of Directors

Dear Reader,

The year of 2017 was defined by significant changes in Brazil and Itaú Unibanco.

We have detected signs pointing out the commencement of the recovery from the greatest economic crisis in Brazil in the last 100 years, with GDP growing 1% after three years of recession in a low inflation and lower interest rates scenario. We believe that Brazil is ready to overcome these economic and political crises, and to create jobs and grow at sustainable levels again.

This change in the economic scenario was evidenced in our operations, with the last quarter of 2017 defined by the growth of our loans portfolio to individuals and very small, small and middle-market companies. Customer default rates have declined and, in this lower risk scenario, our cost of credit1 was down by 29.6% compared to 2016. Together with other significant achievements, such as the control of operating costs, this fact has enabled us to post recurring net income of R$23.9 billion2, up 2.6% from the previous year. We kept the recurring return on equity going at a high level, recording 20.1% in 2017.

These results were achieved in the first year we had Mr. Candido Bracher acting as our CEO. The beginning of his term of office also stood out by the advancements in our strategic agenda, based on six fronts of action widely disclosed to the market, as follows: (i) Customer Centricity, (ii) Digital Transformation, (iii) People Management, (iv) Risk Management, (v) Internationalization; and (vi) Sustainable Profitability. We believe the first three fronts of action are in need of deep changes in the organization over the coming years, whereas the last three are in the ongoing improvement side. Worth mentioning is the fact that Corporate Governance and Sustainability have permeated all these efforts.

We strongly believe that our goals will not be reached unless we address people management, since it is the foundation for a great power of transformation, as people are what makes us advance, ensure sustainable results and make our capacity to create value to society and Brazil come into being. Therefore, we face the challenge of becoming increasingly attractive to all generations and engaging, developing and retaining talents. That is why we have consistently invested in the disclosure of our goals and of what we call Our Way, that is, a strong culture based on cooperation, ethics and the utmost and unrelenting respect.

In 2017, the Board of Directors has made important decisions, as it defined strategic guidelines for Itaú Unibanco, of which we highlight the ones concerning risk appetite. We also defined a new payout practice, according to which the target is to keep our CET13 ratio at 13.5%, and distribute the entire remaining amount. Accordingly, based on the growth of our risk-weighted assets and return on equity, we paid out the equivalent to 83% of our recurring net income4 in 2017, including own shares buybacks carried out, a record-breaking amount in our history. This payout was made possible because we issued for the first time perpetual securities that will make up our Common Equity Tier 1, thus reducing our cost of capital and favoring the creation of value to stockholders.

We continue to make headway in our corporate governance practices by adjusting them to a new business scenario. On that account, in 2017 we set up the Digital Advisory Board, which has now a major role in proposing technology development, assessing client experience, and allowing us to keep up with the world trends. Ms. Ana Lúcia de Mattos Barretto Villela will become a member of the Board of Directors, bringing about a new viewpoint into our management, and also evidencing our commitment to ensure diversity in the organization even more.

We would like to extend our invitation to read this Consolidated Annual Report. We highlight sections “Our governance” and “Our risk management”, which were redesigned from the last editions and now introduce information organized in a more objectively and easier to understand way.

Best regards,

Roberto Setubal & Pedro Moreira Salles

Co-chairmen of the Board of Directors

1 In accordance with the rules established by the Central Bank of Brazil - BRGAAP.

2 Net income attributable to Owners of the parent company under IFRS.

3 Common Equity Tier I.

4 Payout considers recurring net income calculated in accordance with the rules established by the Central Bank of Brazil - BRGAAP.

Message from the Chief Executive Officer

Dear Reader,

2017 was defined by the start of Brazil’s economic recovery. We witnessed the fall of inflation and interest rates, in addition to GDP resuming growth, even though at a modest pace. These developments have broken off a long-lasting period of recession, which had significant effects on our loan portfolio over 2015 and 2016.

On the other hand, local markets were also subject to accentuated volatility levels, driven by the political instability and uncertainties in connection with the approval of the reforms so needed in Brazil.

Under this scenario, our revenues were impacted by falling interest rates and a somewhat slight recovery of demand. This fact was more than made up for by a welcomed reduction in default levels and our maintaining strict control over the volume of expenses. The resulting bottom line was a net income of R$23.9 billion1, up 2.6% compared to 2016.

I would like to draw your attention to the impact created by the bank through the value added2 to the economy, which totaled R$67.2 billion in 2017. This amount was shared out among the many segments of society, by way of the compensation granted to our employees, the payment of taxes and rents, the reinvestment of profits in our activities, and the return on investment to our over 120,000 stockholders. The impact created by this value added makes our purpose, which is encouraging the power of transformation of people, come into being.

It is worth mentioning that our performance in 2017 is the result of strategic decisions we had made in 2012. We decided then to focus on three major fronts of action – services and insurance, credit, and treasury – to reduce the volatility of our results by increasingly diversifying our revenues.

Like in 2012, last year we made decisions that helped the good performance in 2017, although these are expected to bring about more significant effects in the medium term. After deeply and collectively reflecting on our key strategic challenges, we set off a process to structure our priority fronts of action, which is aimed at providing more consistency and quality to our results in the coming years. These new fronts of action were divided into two major groups: Transformation and Ongoing Improvement.

Fronts of action Customer Centricity, Digital Transformation, and People Management are part of the first group. We want to devise a service culture focused on what clients need and have them indeed at the center of our decisions. We believe we should do that under our digital transformation scenario, which will enable us to offer clients better experiences and continuously improve our processes. All of this will fit within a highly cooperative work dynamics, which will change dramatically our employees’ experience in their day-to-day.

We find the other three strategic fronts of action in the Ongoing Improvement group. With front of action Risk Management, we will be able to identify threats and work to prevent them or change course expeditiously whenever needed. The major challenge of front of action Sustainable Profitability is to provide the bank with more sustainable results. At last, we have our Internationalization agenda, through which we will pursue profitability levels close to those of Brazil’s and will also work towards synergies and learning experiences made possible by cultural and operational exchanges.

These priority fronts of action will enable Itaú Unibanco to continue growing at a sustainable level in this and the coming years, and over time build up a bank increasingly better to our clients, employees and stockholders and, as a result, to society itself. You will find further details on our priority fronts of action in section “Business Strategy”.

I thank you for your trust and support we had over 2017 and wish you all a memorable 2018.

I wish you all a pleasant reading!

Best regards,

Candido Bracher

Executive President & CEO

(1) Net income attributable to owners of the parent company under IFRS.

(2) Includes recurring net income and the reclassification of tax effects of hedging foreign investments to the financial margin under BRGAAP.

A bank with a purpose

In 2017, we unveiled Itaú Unibanco’s purpose to our employees and highlighted the values that are part of our essence and have brought us here.

In our 93 years of history, we have become the largest private bank in Brazil(1) and are deemed Brazil’s most valued brand by publications such as Interbrand, among other relevant recognitions. These achievements are the result of the way we conduct business, by always placing ethics ahead of results and consistently seeking innovation and excellence.

We have grown by helping people and our country to grow, by encouraging the progress of those who are by our side. We work to make dreams come true, to boost development, and to awaken the will to do increasingly more and to do it better. This is what our journey means and this is our purpose: empowering people to change.

There are people behind everything we do. People who have ideas, who become the solutions, and who change the lives of other people. Unveiling Itaú Unibanco’s purpose is part of the reaffirmation of our reason to exist, by increasing the power every person has to invent and reinvent themselves. For this end, we need to have the engagement of all employees towards the same pathway.

In line with this purpose, the arrival of Itaú Unibanco’s new Executive President was marked by this purpose being integrated into the organization, which led to the development of the six strategic priorities that will guide our actions in the coming years: Client Centricity, Digital Transformation, People Management, Risk Management, Sustainable Profitability, and Internationalization.

These priorities were developed based on the perception shared by the Executive Committee of market trends and the challenges faced by the institution, as they organize initiatives that have been in progress throughout the bank already, reinforcing our commitment to employees, clients, stockholders and society.

Itaú Unibanco’s purpose was not born in 2017, but rather has always existed within all people who were part of this organization and within those who now keep this legacy alive. We are people who move people.

(1)In terms of total assets, according to Central Bank.

Context of this report

This consolidated annual report unifies the content of our major annually released reports, such as Form 20-F, the annual report, and the Offering Memorandum for the Medium-Term Note Program (MTN Program). The consolidated annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC), has served as the basis for the content of this report.

The consolidated annual report describes our strategy, structure, activities and operations, using plain and straightforward language to be clear to all audiences who may consult this consolidated annual report.

The information presented is aligned with Pronouncement 13 of the Market Information Disclosure Steering Committee (Comitê de Orientação para Divulgação de Informações ao Mercado – CODIM), a Brazilian joint initiative of entities representing the capital markets, and focused on improving transparency and information reporting in the Brazilian capital markets. This consolidated annual report contains data from January 1, 2017 to December 31, 2017, except when otherwise indicated presenting our corporate and business structure, governance and financial performance, among other matters. It also includes information on all entities subject to the significant influence or control of Itaú Unibanco Holding. Any potential changes or impacts on the data collected as a result of certain transactions, the acquisition or sale of assets, or any important change for the business are indicated throughout this report. The consolidated annual report is divided into the following sections: (i) Context, (ii) Our profile, (iii) Our governance, (iv) Our risk management, (v) Performance, and (vi) Attachments.

The audit of our financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), has been conducted by PricewaterhouseCoopers Auditores Independentes (PwC).

Documents on display

We are subject to informational requirements under the U.S. Securities Exchange Act of 1934, as amended, for foreign private issuers. Accordingly, we are required to file reports and other information with SEC, including consolidated annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with SEC at the public reference facilities maintained by SEC at 100 F Street, N.W., Washington D.C. 20549. Copies of the materials may be obtained by mail from the Public Reference Room of SEC at 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access those materials, including this consolidated annual report and the accompanying exhibits. We also file financial statements and other periodic reports with CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an internet website at www.cvm.gov.br.

Copies of our consolidated annual report on Form 20-F will be available for inspection upon request to the Investor Relations department at our office at Praça Alfredo Egydio de Souza Aranha 100, Torre Conceição, 9º andar – São Paulo – SP – 04344-902 – Brazil. Investors may receive a hard copy of this consolidated annual report, including our complete audited financial statements for the last fiscal year, free of charge, by requesting a copy from our Investor Relations department, by email, at investor.relations@itau-unibanco.com.br, indicating their contact information and their complete mailing address. Comments and suggestions regarding this report may be sent to the same email.

Business strategy

Medium and long-term strategic agenda

With medium to long-term prospects, our six strategic priorities have guided our management. Our activity was organized into various fronts, with responsibilities separated by working groups involving various organizational levels, with clear purposes to be achieved and indicators selected for monitoring this process. We have already achieved some results and expect to add even more value to society and our stockholders in the coming years.

We segregated our six strategic priorities into two groups: Transformation and Continuous Improvement.

In the first group, we included the priorities that we believe we need to truly transform within the organization: Client Centricity, Digital Transformation and People Management.

In the Continuous Improvement group, we included Risk Management, Internationalization and Sustainable Profitability. They are priorities already broadly embraced by the organization, but which require further effort for their continuous improvement.

Permeating all those challenges are our corporate governance and sustainability.

Corporate governance plays a vital role in ensuring stakeholders’ interests and is a key to achieving long-term sustainable growth. It is embedded not only in the challenges described here, but also in each part of our daily business activities, from remuneration practices to risk management.

Sustainability needs to be fully integrated within our business, from the operational to the commercial aspects, making environmental and social issues part of our everyday activities. Its variables need to be incorporated and measured into each of our diverse processes, such as granting credit, investments, insurance activities, contracting with suppliers and wealth management.

Our priority topics are detailed below:

1.1 Transformation

1.1.1 Client Centricity:

Our vision is to be the leading bank in sustainable performance and customer satisfaction. Today, clients play a leading role and are therefore at the core of our organizational culture. In the current market environment, businesses have stood out when they offer new and differentiated experiences to clients. Therefore, our actions, including digital transformation and efforts aimed at people management, are directed towards client satisfaction, a key measure for the entire organization. We have established indicators to monitor client satisfaction on a timely and ongoing basis, which are directly related to incentives provided to our employees.

We will build a culture focused on client satisfaction and long-term relationships. Thus, our efforts will be directed to communicate, encourage and capacitate our employees around the pillars of this culture.

Client satisfaction opinion surveys and our monitoring of data with respect to complaints evidence that we stand above the market average. We believe however that we can do more and, to this end, we are adopting the Net Promoter Score (NPS), which will be used in every stage of our processes.

Accepted Complaints | Historical ranking

5
5
6
6
1Q17
2Q17
3Q17
4Q17

Source: Central Bank.

Our goal is to build a bank with the client and for the client. We are even more dedicated to listening to what clients have to say so that we may identify the attributes they value the most in their relationships and develop products and services that exceed their expectations. Accordingly, we work to improve the client’s experience, by evolving and eliminating red tape in our processes.

Some of the initiatives to improve client satisfaction are as follows:

•	App Light, winner of the Financial World Innovation Awards. Launched in 2017, this app was developed jointly with our clients. It takes up less memory on smartphones and is easier to navigate than the traditional app. App Light has reached over 500,000 users, with 90% of user loyalty.
•	In March 2017, we launched the Personnalité Investimento 360 platform, increasing convenience for our clients, since it provides a comprehensive range of investment products offered by Itaú and other financial institutions through Itaú Corretora. This initiative also provides a specialized advisory service, which takes into account our clients’ needs in the short, medium and long term, offering more agility to investors by monitoring their financial transactions and returns as a whole on a single place.
•	Seeking to ensure the balance of multiple channels journey in the internet, we have modernized the technology platform and reviewed the browsing and purchasing experiences, making it more user-friendly. We have also improved the payment and receipt services of the Companies segment, making Itaú the best internet banking experience for companies in Brazil for the third consecutive year.
•	Readers of Euromoney magazine, voted us the Best Bank in Cash Management in Brazil for the 10th consecutive year.

1.1.2 Digital Transformation:

Our challenge is to speed up our digital transformation process continually increasing the productivity of the IT department and to foster a digital mindset throughout the bank, so as to gain efficiency and improve user experience and client satisfaction.

Technology today epitomizes the backbone of Itaú Unibanco’s evolution.

Some of the rewards of this digital transformation include: (i) developing over 1,000 APIs (application programming interfaces) that allow the creation of reusable apps; (ii) being involved in 100% of blockchain applications in progress in Brazil to advance the financial market; (iii) consolidating a private cloud, which already runs dozens of the bank’s applications (internal systems); and (iv) using artificial intelligence and machine learning to gain operational efficiency. The rewards of this digital transformation come into being through a seamless integration of three essential elements.

The first element is people with digital expertise. These are experts in design, user experience, data sciences, digital media, Web analytics and cyber security, who add to our professionals coming from traditional backgrounds (engineering, administration, economics and accounting). This evolution has taken place at an exponential rate within the organization. In the last two years, the presence of professionals with digital profiles in Itaú Unibanco increased 13 fold.

The second element is a technology-business symbiosis, since we recognize that the technology department is essential for the creation of transformational solutions. It is therefore possible to take advantage of the exponential evolution of technologies, accelerating the frequency of innovations and disruptions, and promoting shorter cycles of value deliveries (weeks, even days).

This integration of efforts is already a reality at our bank. At the end of 2017 we completed the second phase of strengthening technical expertise (technology architecture, distribution engineering, banking and data systems, system development, among others) and integrating teams (over 5,000 employees engaged in the process) by creating delivery communities and multidisciplinary teams that work collaboratively based on Lean¹ and Agile² principles to rise to business challenges. Notable for providing quick decisions share among people with different expertise and autonomy, this new working model is responsible for generating increasingly sustainable results, as follows:

•	Time to Market (shorter delivery cycles): 22% faster in average project delivery time;
•	Quality (quicker, streamlined and automatized testing and approval): unavailability ratio down 31%* and 25% fewer incidents.

(*) Refers to the second half of 2017 over the same period of the previous year.

The last element is client centricity, also construed as a new bank concept. Today we live in an era of experiences, where companies and clients create solutions together. Therefore, our bank performance has been driven by placing the customer at the heart of our strategy. To this end, we seek to understand everything the client says, analyzing, for instance, hundreds of thousands of pieces of feedback received in social networks or provided by our beta testers (technologically engaged clients who test new versions of the bank apps). We also make use of technology (such as big data, machine learning and cloud computing) for operational efficiency, such as an application of artificial intelligence in our credit models, and to understand the client's behavior in all points of contact with the bank. This is because these interactions are important inputs for creating products and services more connected to the clients’ actual needs.

The following are some of our 2017 highlights:

•	Itaú Light app: lighter and with low data consumption, this app offers intuitive and easy browsing.
•	Itaú abreconta app (opening accounts): over 190,000 accounts opened through the app, allowing a 100% online opening account experience via mobile devices, without the need to go to a branch.
•	Mobile evolution: apps with new design and easy browsing for Itaú and Itaú Empresas. In May 2017, Itaú App was named the best app by the newspaper Folha de São Paulo and was the “must have” app at the Apple Store.
•	Digital branches: we offer differentiated business hours service for Personnalité and Uniclass clients. At the end of 2017, we had 160 digital branches, of which 25 opened in 2017.

1 Lean: Process structure in which an attempt is made to minimize risks and waste while maximizing value to the client.

2 Agile: A philosophy focused on the time it takes to build a product step by step, delivering it through smaller parts.

1.1.3 People Management:

At Itaú Unibanco we have always had a strong belief that people have the greatest transformative power. People foster our progress, ensure sustainable results and drive our capacity of generating value to society and the country.

We are challenged to become even more attractive to all generations and engage and develop our talents. For this end, we consistently invest in spreading our purpose and the so called “Our Way” – a strong culture, based on collaboration, meritocracy, ethics and total and unrestricted respect to individuals.

Considering that the bank is comprised of human capital, providing the best experience to our employees so as to promote their development is essential. With this in mind, the priority people frontline is reviewing incentive models and encouraging people’s autonomy and mobility in order to make them increasingly feel as if they are owners of the business and their own careers.

Accordingly, in line with all the transformations happening in the world, the priority of people frontline also seeks inspiration in the most innovative practices currently used and is focused on constructing an organization that increasingly promotes diversity and inclusion.

1.2 Continuous Improvement

1.2.1 Risk Management:

Managing risks is the essence of our activity and a responsibility of all of our employees. Our management activities include proactively taking actions to be in compliance the Risk Apetite guidelines set out by our Board of Directors. Additionally, we will focus on addressing our priorities for 2018 - Business, Technology, People and Regulatory risks.

With respect to Risk Appetite, our challenge is to monitor the progress of traditional risk areas (market risk, credit risk and operational risk), and seek, through risk culture tools, to engage all employees in the risk management day-to-day and, consequently, to comply with our Risk Appetite.

Regarding Business Risk, client centricity focus is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition and create new products and services focused on client satisfaction.

To address the challenges with respect to Technology Risk, we are committed to managing our the digital transformation process, preventing platforms or systems from becoming obsolete and failing to meet the business needs, in addition to increasing the productivity of our IT department.

Concerning People Risk, we are committed to improving mechanisms to attract, motivate and retain the best professionals, in addition to preventing teams with knowledge concentrated on key personnel. We seek to continuously improve our evaluation models to be increasingly perceived as fair and meritocratic.

Concerning the Regulatory Risk, we understand that we should always be attentive to specific changes in laws and regulations that may affect our business and the products or services that we offer. Therefore, we are committed to having a proactive attitude and monitoring regulatory changes.

1.2.2 Sustainable Profitability:

Our challenge is to continuously improve the efficiency of our operations, maintain our capacity of identifying opportunities to reduce costs and manage investments to gain agility, as well as to efficiently manage capital allocation and our cost of capital.

Adopted since 2012, our business model is based on the fundamental concept of value creation, which includes not only our operating or financial expenses, but also the cost of capital allocated to each activity, in order to obtain fair returns.

This vision with respect to results guides our operations towards business that effectively creates value for stockholders, establishing a minimum return required for our operations.

Under this model, we have reviewed the mix of our loan portfolio, which, in a context of economic crisis, has increased the share of our portfolio made up of lower-risk products, such as mortgage loans, which involve the pledge of collateral, and payroll loans where installments are deducted from payroll and concentrated on clients with stable incomes, such as retirees and federal public officers.

We detail below the change in the composition of our loan portfolio by segment* in Brazil:

We also give priority to our Services and Insurance, Pension Plan and Premium Bonds, which require less capital allocation and results and value creation of which are less volatile in relation to economic cycles. In addition, our business strategy for this operation is to focus on mass-market products, traditionally sold through our network of branches and digital channels. Accordingly, operations such as life group, large risks and extended warranty insurance lines were either sold or discontinued over last years. Even in this context, we have increased the operating revenues1 from insurance, pension plan and premium bonds and services.

In view of the growth, even if moderate, of Brazil's GDP during 2017, and together with the tools developed by our efforts towards risk management, our business model will enable us to identify granular opportunities to diversify and expand operations to meet the need to create value for our stockholders within the limits established by our risk appetite.

Focus on efficiency is a very significant topic in our Sustainable Profitability strategy and has been addressed as a top priority by the bank for some years. We have developed some initiatives, from reducing the waste of resources and energy and reviewing department structures to designing projects to increasing productivity and the digital transformation, and therefore we expect to increase gains of scale and ensure business synergy.

The digital transformation process we are going through has given rise to a numbers of gains, since we are able to redesign processes and offer quality products at a lower cost.

1.2.3 Internationalization:

We have operated in Brazil for over 90 years and, throughout this period, have achieved a high level of maturity in management, have made our culture known and have consistently recorded profitability levels that create value for our stockholders.

Our strategy in other Latin America countries foresees that we will achieve, in this region, the same management standards Itaú Unibanco enjoys in Brazil, homogenizing practices and setting up conditions to take on even more leading positions. These objectives apply to our operations in the Southern Cone, and are particularly relevant in the Itaú CorpBanca integration process a result from the merger between Itaú Chile and CorpBanca (a significant competitor in the banking markets in Chile and Colombia).

We also seek to strengthen our operations in the Northern hemisphere, where we have the primary objective of simplifying and optimizing our operations. In Latin America, we always seek to improve client satisfaction, as well as develop products and services with digital solutions and bases. The main challenge is to accelerate the the digital transformation in all our external units.

Finally, Itaú Unibanco continuously monitors the international scenario, seeking to understand different markets, businesses, products and services, identifying opportunities to expand operations and to integrate our units.

Reading this report

In this report, the terms:

•	“Itaú Unibanco Holding”, “Itaú Unibanco Group”, “we”, “us” or “our” refer to Itaú Unibanco Holding S.A. and all its consolidated subsidiaries and affiliates, except where specified or differently required by the context.
•	“Itaú Unibanco” refers to Itaú Unibanco S.A., together with its consolidated subsidiaries, except where specified or differently required by the context.
•	“Itaú BBA” refers to Banco Itaú BBA S.A., with its consolidated subsidiaries, except where specified or differently required by the context.
•	“Brazil” refers to the Federative Republic of Brazil.
•	“Brazilian government” refers to the federal government of the Federative Republic of Brazil.
•	“Central Bank” means the Central Bank of Brazil.
•	“CMN” means the National Monetary Council.
•	“CVM” means the Securities and Exchange Commission of Brazil.
•	“Preferred shares” and “common shares” refer to authorized and outstanding preferred and common shares with no par value.
•	“ADSs” refer to our American Depositary Shares (1 [one] ADS represents 1 [one] preferred share).
•	“R$”, “reais” or “Brazilian real” mean real, the Brazilian official currency.
•	“US$”, “dollars” or “U.S. dollars” mean United States dollars.

Additionally, acronyms used repeatedly, technical terms and specific market expressions in this consolidated annual report are explained or detailed in section Attachments, item Glossary, as are the full names of our main subsidiaries and other entities referenced in this consolidated annual report.

The reference date for the quantitative information for balances found in this consolidated annual report is as of December 31, 2017 and the reference date for results is the year ended December 31, 2017, except where otherwise indicated.

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

This document contains information, including statistical data, about certain markets and our competitive position. Except as otherwise indicated, this information is taken or derived from external sources. We indicate the name of the external source in each case where industry data is presented in this consolidated annual report. We cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as the estimates we present in this report.

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

Forward-looking information

This consolidated annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets.
•	General economic and political conditions, in particular in the countries where we operate.
•	Government regulations and tax laws and amendments to such regulations and laws.
•	Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures.
•	Disruptions and volatility in the global financial markets.
•	Increases in compulsory deposits and reserve requirements.
•	Regulation and liquidation of our business on a consolidated basis.
•	Obstacles for holders of our shares and ADSs to receive dividends.
•	Failure or hacking of our security and operational infrastructure or systems.
•	Strengthening of competition and industry consolidation.
•	Changes in our loan portfolio and changes in the value of our securities and derivatives.
•	Losses associated with counterparty exposure.
•	Our exposure to the Brazilian public debt.
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves.
•	The effectiveness of our risk management policy.
•	Damage to our reputation.
•	The capacity of our controlling stockholder to conduct our business.
•	Difficulties during the integration of acquired or merged businesses.
•	Effects from socio-environmental issues.
•	Other risk factors listed in section Our risk management, item Risk factors.

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

About our financial information

Our complete financial statements, included elsewhere in this consolidated annual report, are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB. Unless otherwise stated all consolidated financial information related to the years 2017, 2016, 2015, 2014, and 2013 included in this report was prepared in accordance with IFRS.

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

Our complete financial statements as of December 31, 2017, 2016 and 2015 were audited by PricewaterhouseCoopers Auditores Independentes, an independent auditors, as stated in its report in section Performance, item Financial Performance in this report.

Please refer to section Performance, item Complete Financial Statements in IFRS, Note 2 – Significant Accounting Policies for further details about the significant accounting policies applied in the preparation of our complete financial statements according to IFRS.

Our profile

In numbers

Selected financial data – IFRS

The following selected financial data must be read in conjunction with section Performance item Results and Complete Financial Statements in IFRS included in this consolidated annual report.

The data presented in the tables below have been derived from our complete financial statements for the years presented, which have been prepared in accordance with IFRS as issued by IASB, unless otherwise indicated.

	As of December 31,					Variation
Assets	2017	2016	2015	2014	2013	2017-2016%		2016-2015%		2015-2014%		2014-2013%
	(In millions of R$, except percentages)
Cash and deposits on demand	18,749	18,542	18,544	17,527	16,576	207	1.1	(2)	(0.0)	1,017	5.8	951	5.7
Central Bank compulsory deposits	98,837	85,700	66,556	63,106	77,010	13,137	15.3	19,144	28.8	3,450	5.5	(13,904)	(18.1)
Interbank deposits	29,053	22,692	30,525	23,081	25,660	6,361	28.0	(7,833)	(25.7)	7,444	32.3	(2,579)	(10.1)
Securities purchased under agreements to resell	244,707	265,051	254,404	208,918	138,455	(20,344)	(7.7)	10,647	4.2	45,486	21.8	70,463	50.9
Financial assets held for trading	270,121	204,648	164,311	132,944	148,860	65,473	32.0	40,337	24.5	31,367	23.6	(15,916)	(10.7)
Financial assets designated at fair value through profit or loss	1,746	1,191	642	733	371	555	46.6	549	85.5	(91)	(12.4)	362	97.6
Derivatives	22,843	24,231	26,755	14,156	11,366	(1,388)	(5.7)	(2,524)	(9.4)	12,599	89.0	2,790	24.5
Available-for-sale financial assets	102,284	88,277	86,045	78,360	96,626	14,007	15.9	2,232	2.6	7,685	9.8	(18,266)	(18.9)
Held-to-maturity financial assets	36,560	40,495	42,185	34,434	10,116	(3,935)	(9.7)	(1,690)	(4.0)	7,751	22.5	24,318	240.4
Loan operations and lease operations portfolio, net	465,472	463,394	447,404	430,039	389,467	2,078	0.4	15,990	3.6	17,365	4.0	40,572	10.4
Loan operations and lease operations portfolio	493,367	490,366	474,248	452,431	411,702	3,001	0.6	16,118	3.4	21,817	4.8	40,729	9.9
(-) Allowance for loan and lease losses	(27,895)	(26,972)	(26,844)	(22,392)	(22,235)	(923)	3.4	(128)	0.5	(4,452)	19.9	(157)	0.7
Other financial assets	59,568	53,917	53,506	53,649	47,592	5,651	10.5	411	0.8	(143)	(0.3)	6,057	12.7
Investments in associates and joint ventures	5,171	5,073	4,399	4,090	3,931	98	1.9	674	15.3	309	7.6	159	4.0
Goodwill	10,716	9,675	2,057	1,961	1,905	1,041	10.8	7,618	370.3	96	4.9	56	2.9
Fixed assets, net	7,359	8,042	8,541	8,711	6,564	(683)	(8.5)	(499)	(5.8)	(170)	(2.0)	2,147	32.7
Intangible assets, net	8,667	7,381	6,295	6,134	5,797	1,286	17.4	1,086	17.3	161	2.6	337	5.8
Tax assets	41,927	44,274	52,149	35,243	34,742	(2,347)	(5.3)	(7,875)	(15.1)	16,906	48.0	501	1.4
Assets held for sale	736	631	486	196	117	105	16.6	145	29.8	290	148.0	79	67.5
Other assets	10,453	10,027	11,611	13,921	12,142	426	4.2	(1,584)	(13.6)	(2,310)	(16.6)	1,779	14.7
Total assets	1,434,969	1,353,241	1,276,415	1,127,203	1,027,297	81,728	6.0	76,826	6.0	149,212	13.2	99,906	9.7
Average interest-earning assets (1)	1,226,148	1,151,430	1,070,450	955,416	882,472	74,718	6.5	80,980	7.6	115,034	12.0	72,944	8.3
Average non-interest-earning assets (1)	143,022	159,779	115,596	97,526	83,025	(16,757)	(10.5)	44,183	38.2	18,070	18.5	14,501	17.5
Average total assets (1)	1,369,170	1,311,209	1,186,046	1,052,942	965,497	57,961	4.4	125,163	10.6	133,104	12.6	87,445	9.1

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

	As of December 31,					Variation
Liabilities	2017	2016	2015	2014	2013	2017-2016%		2016-2015%		2015-2014%		2014-2013%
	(In millions of R$, except percentages)
Deposits	402,938	329,414	292,610	294,773	274,383	73,524	22.3	36,804	12.6	(2,163)	(0.7)	20,390	7.4
Securities sold under repurchase agreements	312,634	349,164	336,643	288,683	266,682	(36,530)	(10.5)	12,521	3.7	47,960	16.6	22,001	8.2
Financial liabilities held for trading	465	519	412	520	371	(54)	(10.4)	107	26.0	(108)	(20.8)	149	40.2
Derivatives	26,746	24,698	31,071	17,350	11,405	2,048	8.3	(6,373)	(20.5)	13,721	79.1	5,945	52.1
Interbank market debt	129,616	135,483	156,886	122,586	111,376	(5,867)	(4.3)	(21,403)	(13.6)	34,300	28.0	11,210	10.1
Institutional market debt	98,482	96,239	93,918	73,242	72,055	2,243	2.3	2,321	2.5	20,676	28.2	1,187	1.6
Other financial liabilities	77,613	71,832	68,715	71,492	61,274	5,781	8.0	3,117	4.5	(2,777)	(3.9)	10,218	16.7
Reserves for insurance and private pension	181,232	154,076	129,305	109,778	99,023	27,156	17.6	24,771	19.2	19,527	17.8	10,755	10.9
Liabilities for capitalization plans	3,301	3,147	3,044	3,010	3,032	154	4.9	103	3.4	34	1.1	(22)	(0.7)
Provisions	19,736	20,909	18,994	17,027	18,862	(1,173)	(5.6)	1,915	10.1	1,967	11.6	(1,835)	(9.7)
Tax liabilities	7,839	5,836	4,971	4,465	3,794	2,003	34.3	865	17.4	506	11.3	671	17.7
Other liabilities	26,361	27,110	25,787	23,660	20,848	(749)	(2.8)	1,323	5.1	2,127	9.0	2,812	13.5
Total liabilities	1,286,963	1,218,427	1,162,356	1,026,586	943,105	68,536	5.6	56,071	4.8	135,770	13.2	83,481	8.9
Capital	97,148	97,148	85,148	75,000	60,000	-	0.0	12,000	14.1	10,148	13.5	15,000	25.0
Treasury shares	(2,743)	(1,882)	(4,353)	(1,328)	(1,854)	(861)	45.7	2,471	(56.8)	(3,025)	227.8	526	(28.4)
Additional paid-in capital	1,930	1,785	1,733	1,508	984	145	8.1	52	3.0	225	14.9	524	53.3
Appropriated reserves	12,499	3,443	10,067	8,210	13,468	9,056	263.0	(6,624)	(65.8)	1,857	22.6	(5,258)	(39.0)
Unappropriated reserves	28,365	25,362	20,947	16,301	12,138	3,003	11.8	4,415	21.1	4,646	28.5	4,163	34.3
Cumulative other comprehensive income	(2,359)	(3,274)	(1,290)	(431)	(1,513)	915	(27.9)	(1,984)	153.8	(859)	199.3	1,082	(71.5)
Total stockholders’ equity attributed to the owners of the parent company	134,840	122,582	112,252	99,260	83,223	12,258	10.0	10,330	9.2	12,992	13.1	16,037	19.3
Non-controlling interests	13,166	12,232	1,807	1,357	969	934	7.6	10,425	576.9	450	33.2	388	40.0
Total stockholders' equity	148,006	134,814	114,059	100,617	84,192	13,192	9.8	20,755	18.2	13,442	13.4	16,425	19.5
Total liabilities and stockholders’ equity	1,434,969	1,353,241	1,276,415	1,127,203	1,027,297	81,728	6.0	76,826	6.0	149,212	13.2	99,906	9.7
Average interest-bearing liabilities (1)	1,016,569	969,461	875,904	793,069	738,535	47,108	4.9	93,557	10.7	82,835	10.4	54,534	7.4
Average non-interest-bearing liabilities (1)	212,633	214,024	203,376	169,247	148,215	(1,391)	(0.6)	10,648	5.2	34,129	20.2	21,032	14.2
Total average stockholders’ equity (1)	127,590	117,844	105,034	90,626	78,747	9,746	8.3	12,810	12.2	14,408	15.9	11,879	15.1
Total average liabilities and stockholders’ equity (1)	1,369,170	1,311,210	1,186,046	1,052,942	965,497	57,960	4.4	125,164	10.6	133,104	12.6	87,445	9.1

(1) The average balances are calculated on a monthly basis. Please refer to section Attachments – Selected Statistical Information, item Average Balance Sheet for further details.

	For the Ended December 31,					Variation
Statement of Income	2017	2016	2015	2014	2013	2017-2016%		2016-2015%		2015-2014%		2014-2013%
	(In millions of R$, except percentages)
Banking Product	111,050	118,661	92,011	91,657	79,387	(7,611)	(6.4)	26,650	29.0	354	0.4	12,270	15.5
Losses on Loans and Claims	(18,240)	(22,122)	(21,335)	(15,801)	(14,870)	3,882	(17.5)	(787)	3.7	(5,534)	35.0	(931)	6.3
Banking Product Net of Losses on Loans and Claims	92,810	96,539	70,676	75,856	64,517	(3,729)	(3.9)	25,863	36.6	(5,180)	(6.8)	11,339	17.6
General and Administrative Expenses	(54,118)	(50,904)	(47,626)	(42,550)	(39,914)	(3,214)	6.3	(3,278)	6.9	(5,076)	11.9	(2,636)	6.6
Tax Expenses	(7,029)	(7,971)	(5,405)	(5,063)	(4,341)	942	(11.8)	(2,566)	47.5	(342)	6.8	(722)	16.6
Share of profit or (loss) in associates and joint ventures	548	528	620	565	603	20	3.8	(92)	(14.8)	55	9.7	(38)	(6.3)
Current Income Tax and Social Contribution	(4,539)	(3,898)	(8,965)	(7,209)	(7,503)	(641)	16.4	5,067	(56.5)	(1,756)	24.4	294	(3.9)
Deferred Income Tax and Social Contribution	(3,404)	(10,712)	16,856	262	3,160	7,308	(68.2)	(27,568)	(163.6)	16,594	6,333.6	(2,898)	(91.7)
Net Income	24,268	23,582	26,156	21,861	16,522	686	2.9	(2,574)	(9.8)	4,295	19.6	5,339	32.3
Net Income Attributable to Owners of the Parent Company	23,903	23,263	25,740	21,555	16,424	640	2.8	(2,477)	(9.6)	4,185	19.4	5,131	31.2
Net Income Attributable to Non-Controlling Interests	365	319	416	306	98	46	14.4	(97)	(23.3)	110	35.9	208	212.2

	For the Year Ended December 31,
Earnings and Dividends per Share	2017	2016	2015	2014	2013
	(In R$, except number of shares)
Basic earnings per share (1) (2)
Common	3.68	3.57	3.91	3.26	2.48
Preferred	3.68	3.57	3.91	3.26	2.48
Diluted earnings per share (1) (2)
Common	3.65	3.54	3.89	3.24	2.47
Preferred	3.65	3.54	3.89	3.24	2.47
Dividends and interest on stockholders’ equity per share
Common	2.71	1.58	1.24	1.22	1.03
Preferred	2.71	1.58	1.24	1.22	1.03
Weighted average number of shares outstanding - basic (1)
Common	3,347,889,957	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred	3,156,020,074	3,171,215,661	3,228,881,081	3,266,347,063	3,257,578,674
Weighted average number of shares outstanding - diluted (1)
Common	3,347,889,957	3,351,741,143	3,351,741,143	3,351,741,143	3,351,741,143
Preferred	3,197,763,868	3,216,235,372	3,270,734,307	3,305,545,129	3,289,183,380

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

	For the Year Ended December 31,
Earnings and Dividends per Share	2017	2016	2015(1)	2014(1)	2013 (1)
	(In US$)
Dividends and interest on stockholders’ equity per share (2) (3)
Common	0.82	0.48	0.32	0.46	0.44
Preferred	0.82	0.48	0.32	0.46	0.44

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

Selected consolidated ratios

	As of the Year Ended December 31,
Liquidity and Capital	2017	2016	2015	2014	2013
		(%)
Loans and leases as a percentage of total deposits (1)	122.4	148.9	162.1	153.5	150.0
Total stockholders' equity as a percentage of total assets (2)	10.3	10.0	8.9	8.9	8.2

(1) Loans and leases operations as of year-end divided by total deposits as of year-end.

(2) Total stockholders' equity as of year-end divided by total assets as of year-end.

2017 highlights

Corporate events

New Executive President

In April 2017, Candido Botelho Bracher took over as the new Executive President of Itaú Unibanco, succeeding Roberto Egydio Setubal. After 23 years leading the Company, Mr. Setubal has reached the age limit and is now a co-chairman of the Board of Directors. We thank Mr. Setubal for all his dedication and contributions made to this organization, which experienced a period of significant growth, increasing, for instance, its annual recurring net income 69 fold.

Dividends and interest on capital

In 2017, we paid, recognized in a provision or identified in Stockholders’ Equity the amount of R$17.6 billion in dividends and net interest on capital, the highest in our history, corresponding to 70.6% of 2017 consolidated recurring net income, which represents an increase of 75.6% from 2016 fiscal year.

In March 7, 2018 we paid dividends and interest on capital of R$2.0707 per share (shareholding position on February 15, 2018) and R$0.122825 per share (shareholding position on December 14, 2017).

Therefore, for the fiscal year of 2017 (competence) the Company’s stockholders will receive R$2.7127 net per share.

Additionally, considering the shares buyback in 2017, the payout accounts for 83.0% of the 2017 consolidated recurring net income.

33.0%
0.9%
32.2%
36.4%
4.2%
32.2%
32.3%
0.2%
32.2%
44.6%
13.9%
30.6%
49.3%
4.3%
45.0%
83.0%
12.4%
70.6%
2012
2013
2014
2015
2016
2017
Dividend and IOC
Shares Buyback

Note: the payout considers the recurring net income calculated in accordance with the rules of the Central Bank of Brazil – BRGAAP.

In 2017, we adopted a new practice to pay dividends and interest on capital at least 35% of annual recurring net income. The total amount to be paid each year will be set forth by the Board of Directors, taking into account, among others:

1.	The Company’s capitalization level, in accordance with the rules defined by the Central Bank.
2.	The minimum level, established by the Board of Directors, of 13.5% for tier 1 capital.
3.	Profitability for the year.
4.	The prospective use of capital in view of the expected business growth, share buyback program, mergers and Acquisitions, and market and regulatory changes that might modify capital requirements.
5.	Tax changes.

Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, but always considering the minimum distribution set forth in the Bylaws.

Capital management

We adopt a prospective approach to capital management, which comprises the following phases: (i) identifying material risks and determining the need of additional capital for these risks; (ii) preparing a capital plan, both in normal and stress scenarios; (iii) structuring a capital contingency plan; (iv) carrying out an internal capital adequacy assessment; and (v) preparing managerial and regulatory reports.

The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, we have a significant capital surplus, thus ensuring the soundness of our equity position.

To ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of the Central Bank, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. For further information, see the “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

At the end of 2017, the BIS ratio was 18.8%, of which: (i) 16.2% related to Tier I Capital, which is composed of the sum of Core Capital and Additional Capital; and (ii) 2.6% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of our subordinated debt, which is part of Tier II regulatory capital, reached R$19.8 billion at December 31, 2017.

Capital management highlights during 2017 are as follows:

•	Share Buyback Program – From January to December 2017, we acquired shares of own issue:

o	Preferred shares: 37,982,900, in the total amount of R$1.4 billion at the average price of R$36.19 per share.
o	Common shares: 46,214,237, in the total amount of R$1.7 billion at the price of R$37.00 per share.
o	The total of 84.2 million shares bought back equals to 1.3% of the bank’s capital stock as of December 31, 2016.

Approved by the Board of Directors in December 2017, our current buyback program authorizes the acquisition of up to 28,616,649 common shares and up to 50 million preferred shares of own issue, and it allows that operations are carried out from December 20, 2017 to June 19, 2019.

•	Cancellation of Treasury Shares – Of the shares bought back and held in treasury, 31,793,105 common shares were cancelled, as decided by the Board of Directors, with no capital decrease. Cancellation is pending regulatory approvals.

The main objectives of the acquisition of own issued shares with subsequent cancellation are as follows: (i) maximizing capital allocation through the efficient application of available funds; (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and/or (iii) using the shares acquired if business opportunities arise in the future.

•	Perpetual Subordinated Notes – In December 2017, we issued for the first time perpetual subordinated notes/AT1, in the amount of US$1.25 billion. These notes were issued at a fixed rate of 6.125%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing rate for U.S. Treasury bonds for the same period. We may repurchase these notes on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including the Central Bank.

These notes were offered in the international market to qualified institutional buyers only, as defined by Rule 144A of the Securities Act, and to non-U.S. persons outside the United States under Regulation S of the Securities Act.

We have requested the approval from the Central Bank, so that these perpetual subordinated notes be included in its Reference Equity as Additional Tier 1 Capital, adding 60 bps to the Company’s Tier 1 capital ratio.

Decision issued by the Administrative Board of Tax Appeals (CARF)

In 2013, the Brazilian Internal Revenue Service (IRS) issued a tax assessment notice regarding the collection of income tax and social contribution on net income (CSLL) arising from the corporate operation related to the merger between the Itaú and Unibanco financial conglomerates.

On April 10, 2017 CARF, by Ordinary Instance, issued a favorable decision for us, recognizing that the intended collections of income tax and social contribution on net income were inapplicable and ratifying the regularity and legality of the Itaú and Unibanco merger as it had been fully approved by the Central Bank, CVM, and the Administrative Council for Economic Defense (CADE), which reaffirms our understanding that these operations complied with all legal requirements. At this stage, considering the outputs received so far, we continue to believe the risk of loss in the above mentioned tax proceeding remains remote.

Economic plans

Itaú Unibanco is a party to specific lawsuits in connection with the alleged collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 1980’s and 1990’s as a measure to combat inflation. Although we had complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed and, therefore, we have recognized provisions when we are served and when individuals file for the enforcement of rulings rendered by the Judicial Branch, by using the same criteria adopted to calculate provisions for individual lawsuits.

In December 2017, as mediated by the Federal Attorney’s Office (AGU) and supervised by the Central Bank of Brazil, savings account holders (represented by two civil entities, FEBRAPO and IDEC) and the Brazilian Federation of Banks (FEBRABAN) jointly executed an agreement to settle litigations in connection with the economic plans, and Itaú has already adhered to its terms accordingly. This agreement was ratified on a plenary session of the Federal Supreme Court (03/01/2018) and, in 90 days, the holders of saving accounts may adhere to its terms for a period of 24 months to conclude the legal proceedings.

Cancellation of the CEDEAR Program

In June 2017, we cancelled our CEDEAR Program (Argentine Certificates of Deposits), backed by the Company's book-entry preferred shares. The cancellation was approved by the Argentine Comisión Nacional de Valores (CNV) and by CVM, and does not affect the trading of our shares on the São Paulo and New York stock exchanges. There have been no CEDEARs of the bank outstanding on the Argentine stock exchange since December 2016. In view of this cancellation, the contents of the Investor Relations website in Spanish are no longer available. We should emphasize that we continue to update the Investor Relations websites in Portuguese (www.itau.com.br/relacoes-com-investidores) and in English (www.itau.com.br/investor-relations).

Dow Jones Sustainability Index

For the 18th consecutive year, we were selected to be included on the Dow Jones Sustainability World Index (DJSI), the world’s leading sustainability index, in its 2017/2018 edition. We are the only Latin American bank to be part of the index since its creation in 1999. In this new edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, “Materiality, Philanthropy and Corporate Citizenship”, “Business Risks and Opportunities”, “Climate Strategy” and “Social Reporting” categories.

Mergers, acquisitions and partnerships

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or Gestora de Inteligência de Crédito S.A. (“GIC”).

In November 2016, the Brazilian antitrust agency (CADE) approved the transaction with certain restrictions and, on June 14, 2017, GIC was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.).

GIC is structured as a Brazilian corporation (sociedade por ações) and the shareholders share its control, with each of them holding a 20% equity ownership. Its board of directors is comprised of members appointed by the shareholders and its executives will be exclusively dedicated to GIC’s businesses, preserving the independent nature of GIC’s management. GIC’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

Itaú CorpBanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding R$114.7 billion of assets to its balance sheet.

Pursuant to the put option set forth in Itaú CorpBanca’s Shareholders’ Agreement, we acquired (i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our equity stake from 33.58% to 35.71%, and (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$55.6 million increasing our equity stake from 35.71% to 36.06%, in both cases without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia to a sale and purchase of assets and liabilities, which was concluded in April, 2017; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

Sale of group life insurance business

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

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

In August, 2017, CADE approved the transaction and, in October 2017, all approvals from the Central Bank of Brazil were obtained. As a result, financial settlement of the acquisition and the transfer of operational control of the retail operations of Citibank took place on October 31, 2017, when Itaú Unibanco became responsible for these operations.

Meanwhile, the financial settlement of the acquisition of the retail operations of Citibank Corretora and the corresponding transfer of these operations took place on December 1, 2017. Finally, the acquisitions of the equity investments held by Citibank in TECBAN and CIBRASEC and the respective financial settlements took place on December 26, 2017, in compliance with the provisions of the respective stockholders’ agreements of these companies.

XP Investimentos

On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), for the acquisition of 49.9% of the total share capital (representing 30.1% of the voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all of the investments of XP Group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase of R$600 million and the acquisition of XP Holding’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments (“First Acquisition”). XP Holding´s total share capital (before the capital increase) was valued at approximately R$12 billion, which is equal to 20 times the estimated price earnings for 2018.

In addition to the First Acquisition, through which Itaú Unibanco will become a minority shareholder of XP Holding, Itaú Unibanco has committed to acquire (i) in 2020, an additional percentage of 12.5% which shall result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of the voting shares) based on a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which shall result in a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, provided that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, Itaú Unibanco and certain Sellers shall execute a shareholders’ agreement on the date of the closing of the First Acquisition, which shall include, among others, provisions regarding (a) certain rights of Itaú Unibanco as a minority shareholder of XP Holding; (b) Itaú Unibanco’s right to appoint two out of seven members of the Board of Directors of XP Holding, in order to guarantee such rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of either the put option or the call option, Itaú Unibanco shall acquire the control and the total equity interests in XP Holding.

It is important to highlight that the operation and management of the businesses of the XP Group’s companies, including XP Investimentos, shall continue to be independent, segregated and autonomous, preserving its current principles and values. XP Group’s control shall continue to be held by XP Controle’s shareholders and the current officers and executives of XP Holding, XP Investimentos and other subsidiaries shall remain in charge of their respective businesses, in order to ensure that XP Investimentos continues to operate as an open and independent platform, offering a diverse range of its own and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco Conglomerate, without any restrictions or barriers. Itaú Unibanco shall act as a minority shareholder and shall not have influence over the commercial and operational policies of XP Investimentos or any other company in the XP Group. Moreover, Itaú Unibanco shall not have preference or exclusivity rights regarding the distribution of such products.

The consummation of the transaction is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals. Considering that, on March 14, 2018, CADE approved the transaction, the only regulatory approval still pending is that of the Central Bank of Brazil.

We estimate that the First Acquisition shall impact Itaú Unibanco’s Basel index by 0.8%.

Initial Public Offering of IRB

In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.

In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.

Subsequent events

Cancellation of Treasury Shares: In February 2018 we announced that it was approved the cancellation of the 14,424,206 book-entry common shares held in treasury that were acquired by us by means of the buyback program authorized by this Board of Directors at the meeting held on December 15, 2017.

As a result of this cancellation, the capital amounting to R$ 97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws will be resolved upon in the next General Stockholders’ Meeting.

The main objectives of the acquisition of own issued shares with subsequent cancellation are as follows: (i) maximizing capital allocation through the efficient application of available funds; (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and/or (iii) using the shares acquired if business opportunities arise in the future.

Perpetual Subordinated Notes: In March 2018, we issued perpetual subordinated notes/AT1, in the amount of US$750 million. These notes were issued at a fixed rate of 6.5%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing rate for U.S. Treasury bonds for the same period. We may repurchase these notes on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including the Central Bank.

The Notes were offered only to qualified institutional buyers as defined by Rule 144A under the Securities Act, and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

We will request the approval from the Central Bank, so that these perpetual subordinated notes be included in its Reference Equity as Additional Tier 1 Capital, adding 30 bps to our Tier 1 capital ratio.

Awards and recognitions

In 2017, we received a series of awards and acknowledgements which helped to strengthen our reputation. A few of our most significant awards and acknowledgements are listed below:

AWARD/RECOGNITION	DESCRIPTION
Bloomberg Financial Services Gender-Equality Index (Bloomberg – January 2017)	Itaú Unibanco was one of the 52 companies chosen to make up this Index.
IF Design Award (International Forum Design GmbH – January 2017)	Itaú Unibanco had "Miami Open" as the case awarded in the Communication category.
World's Best Trade Finance Providers (Global Finance – January 2017)	Itaú BBA was recognized as the "Best Trade Finance Provider 2017 in Brazil".
Empresas Legais (Legally Cool Companies) (Centro de Inteligência Padrão – April 2017)	Itaú Unibanco was recognized as a Legally Cool Company in the Banks category, that is, as a company engaged in settling conflicts through dialogue.
Annual ranking of the 50 largest banks of Latin America and the Caribbean (S&P Global Market – April 2017)	Itaú Unibanco was number one in the 2017 edition of the annual ranking of the 50 largest banks of Latin America and the Caribbean.
Melhores Empresas para a Mulher Trabalhar [Best Places for Women to Work] (Great Place to Work – May 2017)	Itaú Unibanco ranked 4th among the Great Companies in the first edition of the "Best Companies for Women to Work" ranking.
XVIII Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente [XVIII Modern Consumer Award in Excellence in Client Service] (Padrão Group – May 2017)	Itaú Unibanco was the winner in the Banks category.
Top 1000 World Banks 2017 (The Banker – July 2017)	Itaú Unibanco was number one in the "Top 25 – Latin America and Caribbean" ranking.
Anuário Época Negócios 360º [Época Negócios 360º Directory] (Época Negócios magazine – August 2017)	Itaú Unibanco was the winner in the banking sector and in the Environmental and Social Responsibility dimension.
As Melhores da Dinheiro 2017 [The Best of Dinheiro 2017] (Isto É Dinheiro magazine – September 2017)	Itaú Unibanco was number one in the banking sector.
Prêmio Conarec [Comarec Award] (Padrão Group – September 2017)	Itaucard was top in the "Hirers" category in the "Cards" segment.
Prêmio MarCo Marcas Corporativas de Maior Prestígio do Brasil (MarCo Award – The Most Prestigious Corporate Brands in Brazil) (MarCo, Época Negócios magazine and Troiano Branding – October 2017)	Itaú Unibanco was number one in the Banks category.
Guia Você S/A – As Melhores Empresas para Trabalhar (Você S/A Directory – The Best Companies to Work for) (Você S/A magazine – Abril publisher - October 2017)	Itaú Unibanco was the winner in the Banks category.
Valor CARREIRA (Valor CAREER) (Valor Econômico magazine and AON - October 2017)	Itaú Unibanco was named Company of the Year and was first in the "Companies with over 17,000 employees" category.
Prêmio ÉPOCA Reclame Aqui (ÉPOCA Make a complaint here Award) (ÉPOCA magazine - Globo publisher - October 2017)	Itaú Unibanco was top in the Bank and Consortium categories. Itaucard was the winner in the "Card Operators" category.
World's Best Investment Banks 2017 (GLOBAL FINANCE - October 2017)	Itaú Unibanco won in the "Best Investment Bank in Latin America", "Best Equity Bank in Latin America" and "Best M&A Bank in Latin America" categories, and one of our executives was recognized as the "Best Leader in Private Bank".
Global Private Banking Awards (PWM/The Banker, Financial Times – October 2017)	Itaú Unibanco was maned as "Best Private Bank in Latin America for Customer Service" and "Best Private Bank in Brazil".
Startup Awards (Brazilian Startup Association – October 2017)	Cubo won in the coworking category and Itaú Unibanco was first in the corporate category.
As Marcas Brasileiras Mais Valiosas – Interbrand (Most Valuable Brazilian Brands – Interbrand) (Interbrand - November 2017)	Itaú Unibanco was number one for the 14th time.
Valor Grandes Grupos (Valor Large Groups) (Valor Econômico newspaper – December 2017)	Itaú Unibanco ranked first among the "10 Largest Net Income", "20 Largest Stockholders' Equity" and "20 Largest Net Income".
Bank of the Year (The Banker – December 2017)	Itaú Uruguay was announced as "Bank of the Year – Uruguay".
Época Empresa Verde (Época Green Company) (Época magazine – December 2017)	Itaú Unibanco was awarded as Highlight of the Year and was the winner in the Green Finance category.
Empresa Pró-Ética 2017 (2017 Companies promoting ethics) (Brazilian Ministry of Transparency, Inspection and General Controllership of the Federal Government – December 2017)	Itaú Unibanco was one of the 23 companies winning the 2017 Pro-Ethics Company Award.
Financial Innovation Awards 2017 (IFS University College and BBA Association - December 2017)	Itaú Unibanco was number one in the Innovation in Product or Service Design category with the App Light case.
Guia de Previdência Valor/FGV (Social Security Guide – Valor/ FGV) (Valor Econômico newspaper and Center of Finance Studies of the School of Business Administration of São Paulo of Fundação Getulio Vargas – December 2017)	Itaú Unibanco was awarded as the best manager in diversity of social security funds.
The World's Best Foreign Exchange Providers 2018 (Global Finance magazine – December 2017)	Itaú Unibanco was recognized as the best foreign exchange bank in Brazil.
Melhor Empresa para Trabalhar (Great Place to Work – December 2017)	Itaú Paraguay was named the best company to work for for the second consecutive year.

Our history

Timeline

Itaú

UNIBANCO

Operating Authorization of Casa Moreira Salles – 1924

1940s to 1960s

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
Itaú Unibanco S.A. acquired Citibank retail business in Brazil

2017

(1) This operation is pending of approval from the Central Bank of Brazil.

The origin of Itaú Unibanco dates back to 1924, when Casa Moreira Salles, created by João Moreira Salles in the south of the state of Minas Gerais, received the letter patent that allowed it to operate as a correspondent of the state mainstream banks. This entity eventually became Unibanco. On the other hand, Itaú was created two decades later, in 1945, when Alfredo Egydio de Souza Aranha, an industrial businessman, and his partner Aloysio Ramalho Foz founded the Banco Central de Crédito S.A. in the city of São Paulo.

In 1933, the operations of Unibanco passed on to Walther Moreira Salles, who carried on developing the institution. Olavo Setubal, in turn, took over the top management position of Itaú in 1959 and, with the support of Eudoro Villela, the founder’s son-in-law, promoted the exponential growth of the company.

Both were also pioneers in the use of technology for processing banking transactions and rendering services to clients. They both invested heavily in automation and support from modern operating centers. The concepts of "Banco Eletrônico" created in 1981 by Itaú and "30 Horas" created in 1991 by Unibanco are both milestones, showing the leadership of these two companies in the industry.

When the two organizations partnered in 2008, they gave birth to the largest Brazilian bank and one of the 20 largest banks in the world. In fact, the partnership meant the fusion of two mindsets that complement each other and share many points in common, such as growth based on a number of mergers, acquisitions and incorporations, ethics and transparency in doing business, respect for the law, appreciation of employees, close relationships with clients and adequately-funded business expansion.

With the purpose of contributing to society, Itaú Unibanco has always invested in other industries that differ from its core business, such as in cultural initiatives. This resulted in the creation of Instituto Itaú Cultural in 1987. Additionally, Instituto Unibanco, founded in 1982, and Fundação Itaú Social, set up in 1993, were created to channel the bank’s efforts to the social domain for better public education in Brazil.

All these achievements have helped build up the foundation paving the way of Itaú Unibanco today. After more than nine decades since our inception, the experience acquired in Brazil encourages us to invest and work for great causes, such as culture, education, sports and urban mobility.

Our work in the realm of culture translates, among other initiatives, into Espaço Itaú de Cinema, which is present in six Brazilian cities. Support of sport is also in our DNA by sponsoring a number of disciplines. Since 2008, we have sponsored all categories of the Brazilian national soccer team. The partnership between Itaú and tennis has also been longstanding. It has provided a comprehensive platform ranging from basic to high-performance categories with investments in national and international tournaments.

With regard to urban mobility, for six years the bank has been investing in the popular “laranjinhas” (sharing program of colored bikes). The program is effective in six Brazilian state capitals and also in Santiago, Chile, as a way to promote cycling as a means of transportation.

Our purpose is to promote positive changes in society and to be a relevant part of people’s lives. Based on this viewpoint, we created the #issomudaomundo platform in 2013.

By always keeping our eyes open to the changes that have taken place in the society in recent years, we have strengthened our digital positioning with the opening of virtual bank branches and the development of applications for smartphones and tablets, in addition to reinforcing our presence in the social networks.

In 2017, under the management of Candido Bracher, our new CEO, as well as the alignment with sustainability, a concept that permeates all of the organization’s businesses, we continue to follow the lessons learned throughout our history. We are agents transforming society and we contribute to the development of the country, making a difference in every action that we take and every community where we work.

Our Vision, our culture

We believe that a strong culture supports us in attracting and retaining talents, directs our path, promotes a competitive advantage and also tells us a lot about who we are.

Our culture translates into seven attitudes that keep us up-to-date with the context, demands and transformations of our business and the organization. Our Way, as we call these seven attitudes, directs the way we intend to achieve our vision, which is to be leader in sustainable performance and in client satisfaction.

Our way:

1.	It’s only good for us if it’s good for the client.
2.	We’re passionate about performance.
3.	People mean everything to us.
4.	The best argument is the only one that matters.
5.	Simple. Always.
6.	We think and act like owners.
7.	Ethics are non-negotiable.
A-31

Meeting Among Leaders

Held annually since 2010 as one of the initiatives to strengthen our culture, the objective of this event is to align the organization’s leadership with our strategy, guaranteeing the commitment and continuous engagement of our employees. In 2017, the event had an audience of more than ten thousand leaders attending the event in person and by telepresence (all Brazil and external units).

The main aim of the event was to reveal our current purpose: empowering people to change. Purpose underlies the reason for our existence. It is linked to our history and to our founders, which is what makes Itaú Unibanco different from other companies. With integrity, excellence and thought always coming ahead and above everything else, together with a focus on people, the purpose brings inspiration and meaning to what we do.

In furtherance of this purpose, our way and our vision, the six strategic themes that have elevated our status as a financial institution have been reinforced and will be priorities in the coming years: to accentuate the centricity of the client, to accelerate our digital transformation process, to increase profitability, to evolve risk management and to differentiate ourselves when caring for people, because of our fundamental belief that our bank is centred on people!

Employees

Our number of employees increased from 94,779 in December 31, 2016 to 99,332 in December 31, 2017, mainly due to the acquisition of Citibank.

The tables below show the total number of employees for the years ended December 31, 2017, 2016 and 2015, segmented by region (Brazil and abroad) and operating unit:

Employees	As of December 31,			Variation
(Brazil and abroad)	2017	2016	2015	2017-2016		2016-2015
In Brazil	85,537	80,871	83,481	4,666	5.8%	(2,610)	(3.1)%
Abroad	13,795	13,908	6,839	(113)	(0.8)%	7,069	103.4%
Argentina	1,700	1,647	1,607	53	3.2%	40	2.5%
Chile	5,922	5,919	2,539	3	0.1%	3,380	133.1%
Colombia	3,650	3,754	39	(104)	(2.8)%	3,715	-
Uruguay	1,122	1,134	1,170	(12)	(1.1)%	(36)	(3.1)%
Paraguay	829	806	799	23	2.9%	7	0.9%
Europe	203	200	216	3	1.5%	(16)	(7.4)%
Other	369	448	469	(79)	(17.6)%	(21)	(4.5)%
Total	99,332	94,779	90,320	4,553	4.8%	4,459	4.9%

Employees	As of December 31,			Variation
(by operating unit)	2017	2016	2015	2017-2016		2016-2015
Retail banking	75,768	71,159	72,815	4,609	6.5%	(1,656)	(2.3)%
Wholesale banking	22,630	22,909	16,468	(279)	(1.2)%	6,441	39.1%
Activities with the market and corporation	934	711	1,037	223	31.4%	(326)	(31.4)%
Total	99,332	94,779	90,320	4,553	4.8%	4,459	4.9%

Turnover rate¹

The Turnover Rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside Brazil, apprentices, expatriates, disability retirees, officers and interns).

The Connecting Opportunities Program

The Connecting Opportunities Program has evolved from the revamping of the Reallocation Center. The program’s objectives are: (i) to better use our internal resources; and (ii) to support and guide employees aligned with the organization’s culture (Our Way) but for whom there is temporarily no room to grow in their current posts. The initial approach to such situations is based on an employee’s acceptance of taking part in the program and preparation of the employee’s profile for purposes of future appointments to positions in Itaú Unibanco. Following discussions, the employee will participate in a career initiative process covering such aspects as preparing a résumé, learning interview techniques and activating networking. In this way, the employee is given the support to ensure the best performance during the process. In addition, the employee receives a guide with information, roles and, responsibilities during the Connecting Opportunities Program. The selection team works jointly with the managers responsible for the vacancy in which the employee is interested. In 2017, this project produced positive results, with 30% of the nominated employees finding new positions in which to grow within the organization.

Labor relations

Itaú Unibanco has a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (time bank) schemes, among others.

From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 1,386 active employees with roles in the various boards of directories of the representative labor unions. As enshrined in the collective labor agreement for bank employees, 849 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles.

We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees.

At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that impact the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are email, videos, electronic media, advertising totems, the house magazine and Corporative Portal, where human resources policies are detailed in our regulations for personnel

“(RP’s)”. In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions.

The company is a party to annual collective round table negotiations involving the labor unions representing bank, insurance and finance house employees for the joint preparation with employers’ and professional associations the collective labor agreements which spell out employee rights and benefits. The banking sector has historically experienced annual strikes. Below is a brief record of labor stoppages:

All these movements and strike action at our branches had a partial impact only. Some branches were able to open during the course of the day and the operations of the branch network were never brought to a complete halt. However, in the past few years we have noticed a growing volume of transactions executed through our digital channels. This has made a significant contribution to offsetting the effects of strike action on our operations.

Notwithstanding the foregoing, Itaú Unibanco believes that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialogue and transparency in relations to labor union entities.

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

The books distribution usually lasts, on average, one month. In 2017, all books were distributed in the record time of nine days. All of this shows that we continue to mobilize clients and non-clients to make a difference in children’s lives.

Our capacity to inspire and engage people can also be seen on social media. We publish a series of articles and videos that express our point of view and tell stories that encourage people to implement positive changes in their lives. In 2017, we reached over 469 million views, which means that we have the second largest Brazilian brand channel on YouTube and the largest from the financial sector in Brazil.

Social media is increasingly important to our strategy. This year, we achieved over 8 million fans on Facebook. We have the second largest Facebook community of any bank in the world and one of the largest fan bases of any Brazilian brand, according to Socialbakers. Our Twitter profile has over 617 thousand followers, making us number one in the country’s financial sector. We also have 201,235 thousand followers on Instagram.

We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have a specific structure to interact with the public on all matters related to Itaú: questions, suggestions, comments and complaints. We have received more than 495 thousand mentions on social media from January 2017 to December 2017, 66% of which were positive and neutral comments, according to Gauge, a consulting agency that assists us in the analysis of social media data.

As a result, in 2017 we were once again ranked at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$28.19 billion. This is the 14th consecutive year in which we have been at the top of this ranking. The analysis is based on our brand’s ability to generate financial results, influence the client selection process and ensure long-term demand.

Patents

We are the owners of patents and patent applications in Brazil and abroad for a method for generating a virtual keyboard for entry of a security code or user PIN number. Applications related to this patent are still pending analysis in Brazil, Uruguay and Venezuela. We are the owners of a patent for this method in Germany, Argentina, Austria, Belgium, Chile, Denmark, Spain, Finland, France, Greece, the Netherlands, Ireland, Italy, Luxembourg, Peru, Portugal, the United Kingdom, Sweden and Switzerland. Additionally, in Brazil we are the owners of a patent for a method for identifying a financial institution’s access PIN and a patent application for a method, user device and system to submit financial transaction information.

In Brazil, the effective term for protection of invention patents is 20 years from the date when the patent application is made. The effective terms and requirements for extension of patents outside Brazil depend on the laws of each country or region where a patent is registered.

Distribution channels

We provide integrated financial services and products to our clients through a variety of distribution channels. In addition to our traditional portfolio of banking products, we offer products such as insurance, investments, foreign exchange and brokerage. Our portfolio of corporate products suitable for large companies is managed by our wholesale banking segment.

Our distribution network is divided into (i) standard channels: branches, Customer Site Branches – CSB (banking service centers located at certain corporate clients), Automatic Teller Machines – ATMs, and telephones; and (ii) digital channels: internet, mobile and SMS banking. The volume of banking transactions carried out through internet and mobile channels has grown significantly in recent years.

Standard channels (branches, CSBs and ATMs)

Our branch network serves as a distribution network for all of the products and services we offer to our clients. As of December 31, 2017 our standard branch network reached 3.790 branches. We have 46 branches in Brazil, especially refurbished for shopping malls, with a new visual identity and service proposal. The spaces present a new concept of client service, with a differentiated layout inspired by the design of a retail store. Focusing on the relationship with the client as a way to strengthen contact with the public, these branches are open from 12 p.m. to 8 p.m. Furthermore, we have reached 160 digital branches as of December 2017, which aligns with our Digital Transformation strategy.

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

In addition to all our channels for serving clients (branches, CSBs and ATMs), we also have a partnership with “TecBan" ATM network, composed with more than 21,195 ATMs, which provide clients limited services – primarily cash withdrawal services.

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

Digital channels (internet and mobile banking)

In a world permeated by ongoing digital transformation, our challenge is to keep up with changes and meet the needs of our clients. An essential part of this transformation is the increasing usage of mobile devices with access to the Internet, which directly reflects on the exponential growth in the use of mobile banking, as evidenced by the 29% increase of use for individuals and 43% growth for companies, when compared to 2016.

With that in mind, in 2017, we improved significantly our mobile platforms, redesigning them so as to deliver an even more intuitive client experience, with an increasingly wide range of products and services offered. Itaú App was elected the best app by Folha de São Paulo newspaper and was singled out as a “must have” app at Apple’s App Store. We also launched the first app for low-income users, Itaú Light, an app that occupies less storage space on mobile phones and that allows for reduced data packet usage. In recognition of its innovation, Itaú Light App was awarded honorable mention at the Financial World Innovation Awards. The increasing relevance of digital banking is also evidenced by the ever growing demand for the online opening of accounts, by both individuals and companies.

In order to ensure a seamless experience in all channels, guaranteeing that clients have the same navigation experience both in mobile and internet channels, we renewed the technological platform of the internet and reviewed the navigation and purchase experience, making it more intuitive for the user. For companies, we also improved payment and receipt services, making Itaú the best internet banking for companies in Brazil for the third consecutive year, according to Estadão PME.

	Branches			CSBs			ATMs
Standard channels	2017	2016	2015	2017	2016	2015	2017	2016	2015
Brazil (1)	3,743	3,780	3,910	703	766	824	24,745	25,079	25,802
Abroad	497	531	228	38	26	23	1,196	1,228	610
Argentina	72	72	72	15	15	17	178	178	178
Chile	201	223	96	-	2	-	469	502	70
Colombia	161	174	-	13	-	-	176	178	-
Paraguay	31	31	32	8	8	5	312	311	307
Uruguay	24	23	23	2	1	1	61	59	55
Other	8	8	5	-	-	-	-	-	-
Total in Brazil and abroad	4,240	4,311	4,138	741	792	847	25,941	26,307	26,412

(1) In 2017, includes 71 branches 171 ATMs from Citibank.

Our business

Overview

We report the following segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:

The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies. The segment includes retail customers, high-net worth clients (Itaú Uniclass and Personnalité) and the very small and small companies. Revenues from Retail Banking come from the offer of banking products and services to retail and high-net worth clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network and Itaú Consignado operations. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees.

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

We carry out a wide range of operations outside Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients.

Please refer to section Performance, item Financial performance, Results, and section Performance, item Complete Financial Statements (IFRS), Note 34 – Segment Information, for further information about our segments.

The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination on lower risk segments with increased guarantees. We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing for growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Some details of our loan portfolio and services are presented as follows:

Retail Banking

We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to be closer and understand our customers’ needs, better enabling us to offer the most suitable products to meet their demands.

Itaú Retail Banking (individuals)

Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income up to R$4,000.

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$10,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, a special telephone service and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS, videoconference and online chat from 8 a.m. to 10 p.m. on business days, at no additional cost.

Focusing on our clients’ needs, in 2017 we launched our application Light, which is a smaller version of our full banking app made for our clients that do not have enough capacity on their smartphones to support the full app. We were the first large retail bank in Brazil to offer an online account opening process via mobile app.

Our retail network is focused on building long term relationships with our clients.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of Itaú Personnalité, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 264 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country, as well as through services by internet, telephone and mobile banking.

For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 7 a.m. to midnight on business days. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances, in addition to finding closer branches and ATMs by using GPS features.

The following table shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité)	In December 2017, we reached a market share of 11.2% based on total outstanding loan balance in reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil S.A., Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Itaú Empresas (very small and small companies)

To meet and fulfill the needs of our corporate customers, we are specialized in offering customized solutions and detailed advice on all products and services for:

•	Microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 3,422 bank branches and 2,166 relationship managers as of December 31, 2017.

•	Small businesses: customer base consisting of companies with annual revenues between 1.2 million and R$ 30 million, served by 359 bank branches and 1,603 relationship managers as of December 31, 2017.

The Brazilian Financial and Capital Markets Association (ANBIMA) certifies each one of all our relationship managers, who are trained and skilled to offer the best banking solutions to each client, guided by all the variables that can affect the companies we serve and their owners.

Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking.

Improving our credit portfolio and reducing the volume of non-performing loans remained our goals in 2017, as they were in 2016, continuing the efforts to maintain and enhance sustainable performance. During this period, we improved processes, credit policies and tools and intensified our collection and credit recovery efforts.

To service our customers’ needs, we launched “Rede no Conta Certa”, a solution that provides progressive discounts on credit card machine fees and on account maintenance fees, based on the aggregate amounts involved in a client’s credit card transactions - the more it sells, the larger the discount.

Finally, we have continued our efforts to digitalize products and services, as well as develop the tools used by our sales and relationship teams. In 2018, we expect to capture and expand the benefits of such investments, as measured by increased business productivity and greater proximity to our customers.

Credit cards and commercial agreements

We are the market leader in Brazilian credit cards. Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, we offer a wide range of credit and debit cards to more than 55.46 million account holders and non-account holders (in number of accounts in December 2017).

We focus our efforts to continually grow our credit cards portfolio, improve its profitability, manage our asset quality, provide the best digital customer experience and pursue the satisfaction of our clients. Accordingly, our credit card division focuses on the development of new products, new digital services, the assessment of our partnerships, and the control of the credit quality of our portfolio and on a more efficient cost management.

In May 2016, we signed a partnership with Netshoes to develop the NCARD Itaucard, which is offered 100% digitally through the partner website. The sale process of the card was developed in partnership with Netshoes with instant customer evaluation technology and segmented product offering. In addition to a 100% digital experience with instant evaluation of card proposals, the process allows approved customers to immediately make their purchases on the site without having to wait for the plastic card,  enabling them to take advantage of the benefits and discounts provided to cardholders.

By December 2017 we had reached more than 80,000 accounts in the portfolio.

In July 2016, we entered into an agreement with Multiplus, one of the first and most relevant companies in the rewards and loyalty programs, to launch a co-branded credit card. The product was launched in January 2017 with exclusive conditions for purchases of LATAM tickets, extra bonus on the acquisition and a discount of 30% on the purchase of Multiplus points. In addition to the benefits offered by Multiplus and LATAM, the cards can also be used to enjoy the traditional advantages of the Itaucard platform, such as the payment of half the value of theater and movie tickets, as well as discounts at partner establishments. The card also offers a full range of benefits attributed to Mastercard.

In June 2017, we launched the Passaí credit card in partnership with Assai. The retailer holds a cash and carry type of store and is part of the Pão de Açúcar group, one of the largest retailers in the country and owner of other important brands with which we also hold partnerships, such as Pão de Açúcar, Ponto Frio and Extra. Assai has been showing double-digit growth in revenues for the past two years.

We expect to have a Passai point of sale in all Assai’s physical stores by the end of the first half of 2018.

In December 2017, we relaunched our credit card brand Credicard, which was acquired by Itaú Unibanco in 2013. The occasion was marked with the launch of the new Credicard ZERO. The product has no annual fee and comes with a number of benefits, such as discounts with partners like Uber, Decolar.com, and Netshoes, among others. Customer experience is 100% digital through the Credicard mobile application. We received more than 427,000 applications for Credicard ZERO in the first month after its launch.

With regard to customer service, we provide an application that can be used by our customers 24 hours per day. The Itaucard application has been constantly bringing new functionalities, such as the Virtual Card, that simplifies and offers more security for online shopping. Timeline is another feature of this application in which purchases and transactions can be viewed in real time. The application also features spending control by category, enables card activation and deactivation, virtual assistance and travel notifications. As of December 2017 we had more than 3.26 million active users of this application and increased our mobile clients by almost 61% since 2016.

In 2017, we grew our portfolio while maintaining stricter credit criteria. The indicators of default and risk of our credit card business continued well below the average of the credit card market. We managed to evolve the default indicator above 90 days from 6.95% in December 2016 to 5.70% in December 2017.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with 38.2% market share in the period from January to December 2017.

The Brazilian credit card market is highly competitive, growing on average 9.3% from January to December over the last five years, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços, or ABECS).

Our main competitors in this business are Banco do Brasil S.A., Banco Bradesco S.A., Banco Santander Brasil S.A. and Caixa Econômica Federal.

Source: Itaú Unibanco Holding and ABECS.

Payroll loans

A payroll loan is a loan with fixed installments that is directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account. Our strategy is to expand our activities in businesses with historically lower risk.

To expand this business and complement our strategy, on July 9, 2012 we entered into an association agreement with Banco BMG S.A. to offer, distribute and market payroll loans through correspondent channels in addition to our network of branches.

In December 2016, we completed the acquisition of the total equity investment held by Banco BMG in Banco Itaú BMG Consignado, meaning that we are now the holders of 100% of this institution’s total capital. This acquisition assured we kept seeking the leadership in terms of offering, distributioning and commercializing payroll loans in Brazil.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Payroll Loans	In December 2017, we obtained a market share of 14.2% in terms of payroll loans, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil S.A., Caixa Econômica Federal, Banco Bradesco S.A. and Banco Santander Brasil S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Mortgage

Our mortgage loans enable us to help our clients' dreams come true. We help our clients’ social and financial development, as we take part in the building up of their personal assets. Therefore, we get closer to the clients and create long-lasting relationships, since our operations are of a long-term nature.

We have been among the market leaders in mortgage loans to individuals since 2008, a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios.

In 2016, with the Crédito Imobiliário Digital: Agilidade na realização do sonho da casa própria (digital mortgage loans: agility to make the dream of owning a home come true) case, Itaú was the winner of the Efinance Award in the Real Estate Financing category. Currently, over 35% of house financing use this tool.

We have a number of sales channels, such as branch network, development companies, real estate agencies, and partnerships with REMAX and CrediPronto.

Our process is expeditious and efficient, as it takes us less than one hour to go back to our clients with a credit analysis for operations worth up to R$800 thousand. This financing process can be fully digital. Additionally, clients also count on advisors specialized in real estate financing to provide all support required during the process.

We are signing a number of partnerships to capture leads via Internet, thereby corroborating our strategic priority of digital fronts of action. Our simulator is in place on the websites of our partner development companies and real estate agencies, which places our brand closer to clients when they are choosing a property. Our services are customized for every moment of the clients' digital journey, from Bankline to social networks, so we are increasingly present in their lives.

The number of mortgages we provided directly to individuals in 2017 was 23 thousand, for an aggregate value of R$6.9 billion in the period. The portfolio in 2017, had an average the Loan to Value (LTV) of 40.2%, compared to 41.8%

in 2016. In commercial loans, we financed 8.4 thousand new real estate units during 2017, with an aggregate value of R$ 1.6 billion.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December, 2017 we were the leaders in new loans to individuals among Brazilian private banks, with 38.6% market share and, second place in terms of new loans to individuals, among all Brazilian banks, with 20.3% market share.	The main player in the Brazilian real estate market is Caixa Econômica Federal (CEF), a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. Other competitors include Banco do Brasil S.A., Banco Santander Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and ABECIP.

Merchant acquirer

Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals.

In 2017, we began restructuring our business model, which has as its priorities: 1) integration of our banking operations; 2) strengthening of direct sales channels; and 3) digital transformation.

We received R$ 391.7 billion in transactions with respect to credit and debit cards in 2017, an increase of 1.1% compared to 2016. The following table sets forth the financial volume of transactions and the number of transactions of credit and debit cards processed by us in 2017, 2016 and 2015:

	(In billions of R$)
	Financial Volume
	2017	2016	2015
Credit cards	255.9	251.9	249.7
Debit cards	135.8	135.4	133.4
Total	391.7	387.3	383.1

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Merchant Acquirer	In the period from January to December, 2017 we reached a market share of 32.8% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.	Our main competitors in this business are Cielo S.A., Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (GetNet) and Banco Bankpar S.A. (American Express).

Source: Itaú Unibanco Holding and ABECS.

Private pension plans

We offer private pension plans to our clients as an option for wealth and inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life, as a supplement to government plans, through long-term investments.

Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on the financial education of our employees.

According to the National Federation of Private Pension and Life (FENAPREVI), the contributions reached R$28.6 billion from January to December 2017, mainly due to the increase in our VGBL product.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Pension plans	In December, 2017 our balance of provisions represented 23.2% of the market share for pension plans, positioning us as the third largest pension provider in Brazil.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.

Source: FENAPREVI (Balance of provisions - Pension Plans for Individuals and Companies).

Vehicle financing

We developed a series of new products and services that were launched in the market. Some of these products are:

•	Automotive Accessories and Services Financing – We offer an additional credit line available to all auto financing customers for the acquisition of automotive accessories and services. The customer pays an installment that includes the financing values of the vehicle and its accessories. With a differentiated pricing, the product generates more revenue for auto financing operations. Our goal is to achieve a 30% penetration rate in vehicle financing sales and expand the sales to the customer public of companies and corporations within five years.

•	Troca Certa – Troca Certa is an auto-financing product, launched in 2015, that offers various differentiated financing options, such as reduced installments over the contract and the vehicle buyback guarantee for a market value that ensures the discharge of the current contract and the down payment for the next car loan. The product meets a specific niche market: customers who change cars frequently and seek a differentiated experience. In 2016, we launched a version for companies that is the only auto-financing product on the market that offers these various differentiated financing options.

•	Digital retailing at iCarros – Digital retailing through iCarros is one of the most significant channels of credit applications. This process makes auto loan transactions more transparent than more traditional channels. Clients are able to obtain a price quote as well as a credit analysis online. Furthermore, our platform has an automatic customer relationship system in order to enhance our clients’ experience and facilitate the dealer selling process. This means that a client that commences a credit application at iCarros skips relevant steps in the selling process, in which a dealer would be able to continue the application beginning with the last step the client completed.

As of December 31, 2017, our portfolio of vehicle financing to individuals amounted to R$14.1 billion, an 8.4 % decrease from the same period of the previous year. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 66.5% in December 2017, following a downward trend since the previous year, when the loan to value ratio reached 68.1% as of December 31, 2016. Since 2012, we have reduced our risk exposure in this sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

In 2017, our vehicle financing (Individuals and Corporations) new loans amounted to R$ 10.5 billion, an 11.3% increase from the same period of the previous year. The average term of vehicle financing was 41 months, and 46% of the transactions were carried out with terms of up to 36 months.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	In December 2017, we reached a market share of 9.4% in terms of loans to individuals among banks, positioning us as third in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brasil) S.A, Banco do Brasil S.A. and Banco Bradesco S.A.

Source: Itaú Unibanco Holding and the Central Bank.

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Conglomerate’s revenues. Other insurance activities encompass extended warranty, health insurance, our stake in IRB – Brasil Resseguros S.A. and other operations.

Our insurance products have been receiving updates on coverage and assistance, bringing more value to the customers in life. In order to expand the insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding the offer of insurance policies through an open platform, through which we provide to Itaú’s client products from partner insurers.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 8.4% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December, 2017, positioning us as the third largest insurance provider in this segment in Brazil. Considering only our insurance core activities, our market share reached 11.2% in the same period.

The Brazilian insurance market is highly competitive. Our main competitors in this sector, excluding health insurance providers, are affiliated with large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S. A.

Although there is a great concentration of Brazilian banks, in this market, it is still has opportunities for players acting in specific niches. As of December 2017 this industry consisted of approximately 152 insurance companies of various sizes, including 39 conglomerates and 44 independent companies. We believe that our alliance with Porto Seguro S.A. resulted in gains in scale and efficiency for us.

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

Premium bonds (títulos de capitalização, or capitalization plans)

Premium bonds are fixed deposits products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2017, we distributed R$47.5 million in raffle prizes for 1,810 clients.

We currently market our premium bonds portfolio of products through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net revenues, taking into account the deduction of redemptions, from capitalization plans increased 3.2% in 2017 when compared to 2016.

Focusing on corporate responsibility principles, since August 2014 we have maintained a partnership with Instituto Ayrton Senna, a non-profit organization which focuses on promoting quality of public education in Brazil. A portion of the revenues upon purchase of PIC, our bank's premium bonds, is provided to the Instituto Ayrton Senna’s education projects.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December, 2017 we had a market share of 13.8% in terms of revenues from sales of premium bonds, positioning us as the third largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Our profitability (measured by net profits over revenues from sales) is the highest among our main competitors.

Source: SUSEP.

Consortia

Consortium is a pool of people and / or legal persons in a group with the purpose of providing for their members, on an equal manner, the acquisition of assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. In general, the participants receive the assets during the validity of the contract through the following methods of contemplation: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS (only for properties consortium), with the exception of the random drawing, the other options may be combined.

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

As of December 2017, we obtained the following results:

•	392.8 thousand in active contracts, a decrease of 0.7% compared to December 2016.
•	R$11.1 billion in balance of installments receivables, an increase of 2.9% compared to December 2016.
•	R$628.2 million in administration fees from January to December 2017, a decrease of 6.9% compared to the same period of 2016.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Consortia Services Fees	In the period from January to December, 2017 we had a market share of 7.5% in total consortia services fees. Considering only banks, we are the third largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Adm. Consortia and BB Consortia.

Source: Central Bank.

Microcredit

Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers solicit new and existing clients, offering loans (coupled with free loan-protection microinsurance). Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money.

A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. Our microcredit activities are split into two levels:

•	1st Tier Lending: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any grant of loans requires the presence of a trained microcredit loan officer.

•	2nd Tier Lending: loans to micro-entrepreneurs through partner civil society organizations registered with the National Productive Microcredit Program. We are committed to promoting microfinance best practices and trading experiences with partner organizations.

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

To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. In December 2017, we had 5,399 public sector clients and 12 offices where such services were offered in Brazil.

Wholesale Bank

Wholesale Bank is the segment responsible for banking operations of middle-market, corporate, large, ultra companies (those with annual revenues from R$30 million) and investment banking services. It offers a wide range of products and services to the largest economic groups of Brazil. Companies segmentation is based on their annual sales as described on the table in item Overview under section Our business.

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

Itaú Private Bank

With a full global wealth management platform, we are one of the market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provide comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asuncion and Nassau.

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

Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities, and we intend to continue to do so during the next year, on the following Itaú Private Bank initiatives:

•	Being the leading private bank in terms of client satisfaction.
•	Adding value to client and stockholders with a complete offering and long-term proactive advisory services.

•	Continuing to invest in our international platforms to enhance Brazilian clients’ experience and expand our operations in Latin America.
•	Increased operational efficiency of our platform through continuous investments in our IT platforms.
•	Maintaining a focus on risk management and regulatory considerations.

Product/Service	Market Position
Private banking	As of December 2017, our market share was 28.1% in terms of local private banking.

Source: ANBIMA.

Investment Banking

Our investment banking business carried out through Itaú BBA assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. From research to execution, we believe we offer a wide portfolio of investment banking services with respect to Brazilian and other Latin American companies.

In investment banking, the fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	In the period from January to December 2017, Itaú BBA ranked first in mergers and acquisitions(1). From January to December 2017, we ranked first in origination and in distribution in debt capital markets transactions(2).	In investment banking, Itaú BBA’s main competitors include Banco Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco BBI and Banco BTG Pactual S.A.

Source: (1) Dealogic. (2) ANBIMA ranking in terms of volume

Asset Management

In the year which sees it complete 60 years of experience in investment management, Itaú Asset Management, according to the ANBIMA ranking, reaches R$610.0 billion* in assets under management, representing a 14.8% share of the market. We also recorded 15.8% growth over the same period of the previous year in assets under management.

In June 2017 Fitch Ratings affirmed Itaú Asset Management's (IAM) investment management quality rating as “excellent”. The rating’s outlook remains stable. The “excellent” rating for IAM reflects Fitch’s opinion on the extremely strong operational capacity and characteristics as to the investment strategies offered. The rating considers the well-established and disciplined investment process, the strong revenue generation, and the high quality of IAM’s executive team. The evaluation also reflects rigid risk and compliance policies, strong investments in technology and controls, a broad and diversified customer base and extensive distribution channels.

In September 2017 S&P Global Rating assigned an “AMP-1” (very strong) classification – the highest level in its rating scale – to IAM for its asset management practices. The ranking is based on the company’s strong business position as one of the largest private asset managers in Brazil and Latin America, its mix of products and customers, its highly experienced management team and its clear corporate strategy. The ranking also accounts for its well-structured investment management processes, strong operating and risk management practices, strong fiduciary principles and performance consistency.

Kinea, an alternative investment management company controlled by us, held R$29.9 billion in managed assets at the end of December 2017.

*Ranking de Gestão ANBIMA – December 2017 - Itaú Unibanco and Intrag.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	In December 2017, we had a market share of 14.8% in terms of assets under management, positioning us as the third asset management in Brazil.

According to ANBIMA, the asset management industry in Brazil held assets totaling R$4,134 billion as of December 2017, with competition concentrated among large and well-established retail banks.

Our main competitors are Banco do Brasil S.A. and Banco Bradesco S.A.

Source: ANBIMA.

Securities Services

Itaú Securities Services business units provide:

(i) Local custody and fiduciary services.

(ii) International custody services.

(iii) Corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts.

Our focus is to be a full service provider with specialized professionals and with technology as a foundation.

Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 3,242 clients in 22 countries, that reached R$2.82 trillion of assets under service as of December 31, 2017, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

In 2017, Global Finance named Itaú Securities Services as the best sub-custodian in Latin America (Brazil and Uruguay). We are currently updating our technological platform with respect to securities services. Our platform currently allows us to offer Offshore Funds to our clients. We also created a Blockchain Lab, the bank's largest initiative in order to develop business’ solutions utilizing blockchain technology. In this laboratory, we have already begun to develop, in the form of an internal prototype, a specific solution for our stock bookkeeping product.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	In December 2017, we had a market share of 25.5% based on total assets under local custody, positioning us as the second position Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$4,582 billion as of December 2017. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.
International Custody	Our market share in December 2017 was 12.6% in terms of total assets under international custody, positioning us as the third largest International Custodian.

Based on ANBIMA, the international custody service in Brazil totaled R$1,452 billion of assets as of December 2017.

Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.

Corporate Solutions

In December 2017, we had a leading position as agent and register provider to 211 companies listed on B3 (currently B3 S.A.), which represents 61.5% of companies listed on that exchange.

Moreover, we were leader as transfer agent with 403 debentures offerings in the Brazilian market, representing 42.6% of the debentures market in Brazil.

Our main competitors in the equities market are Banco Bradesco S.A. and Banco do Brasil S.A. Our main competitor in debentures is Banco Bradesco S.A.

Source: Itaú Unibanco Holding, ANBIMA and B3.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services in B3 since 1965. We provide retail brokerage services in Brazil to over 142 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$49 billion in trading volume in 2017. The brokerage services are also provided to international clients through our broker-dealer in New York.

The following table shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services (1)	Ranked third in Retail Brokerage Services by trading volume in December 2017.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A. and BB Gestão de Recursos Distribuidora de Títulos e Valores Mobiliários S.A.
Cash Equities (2)	Ranked eighth in Cash Equities by trading volume in the period between January and December 2017.	Main competitors: UBS Brasil Corretora, XP Investimentos, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A., J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A. and Merrill Lynch S.A.
Futures and Derivatives (2)	Ranked seventh in Derivatives and Futures by number of traded contracts in the period between January and December 2017.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos, Tullett Prebon Brasil S.A. Corretora de Valores e Câmbio, BGC Liquidez Distribuidora de Títulos e Valores Mobiliários Ltda.
Research (3)	Ranked third Research House in Latin America.

Main competitors (local and global players): J.P. Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A. and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.

Source: (1) CBLCnet, (2) Bloomberg, (3) Institutional Investor Magazine.

International Business

Global Footprint

Our International Business

Itaú Unibanco Holding's| Global Footprint

CIB
NY, Cayman, Bahamas
Institutional Clients/Asset
NY, Cayman
Private Banking
Cayman, Bahamas, Miami

CIB
London, Lisbon, Madrid,
Paris, Frankfurt
Institutional Clients/Asset
London
Private Banking
Zurich

CIB/Institutional Clients
Mexico

CIB/Institutional Clients/Asset
Tokyo, Dubai

Latin America Operations

Panama

Colombia*
Employees: 3,650
Branches + CSBs: 174
ATMs: 176

Brazil (Holding)
Employees: 82,640
Branches + CSBs: 4,383
ATMs: 45,769

Mexico
Employees: 9

Peru
Representative Office

Chile
Employees: 5,922
Branches + CSBs: 201
ATMs: 469

Paraguay
Employees: 829
Branches + CSBs: 39
ATMs: 312
Non-Bank Correspondents: 57

Argentina
Employees: 1,700
Branches + CSBs: 87
ATMs: 178

Uruguay
Employees: 1,112
Branches + CSBs: 26
OCA Points of Service: 35
ATMs: 61

CIB
Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama
Institutional Clients/Asset
Brazil, Argentina, Chile, Uruguay
Private Banking
Brazil, Chile, Paraguay
Retail
Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama)

We are a Brazilian company operating in 19 countries, nine of which are in Latin America.

* Includes employees and branches from Panama

Latin America

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2017 we had a network of 527 branches and client service branches (CSBs) in Latin America (excluding-Brazil). In Paraguay, we had 57 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2017, we also had 35 points of service through OCA S.A., our credit card operator in Uruguay. Please refer to section Our profile, item Distribution channels, for further details about our distribution network in Latin America.

Banco Itaú Argentina

We have operated since 1979 in Argentina, where we began with a focus on large companies with business ties to Brazil. In 1995, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our service offerings include current and savings accounts, personal loans and credit cards.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In November 2017, we had a market share of 2.2% in terms of total outstanding loan balance in Argentine pesos, positioning us as the thirteenth largest private bank in Argentina.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A. and Banco Macro S.A.

Source: Central Bank of Argentina.

Itaú CorpBanca

In 2015, the last pending regulatory approval required for the merger of Itaú Chile with and into CorpBanca was granted by the Superintendency of Banks and Financial Institutions (SBIF), in Chile. This completed the set of regulatory approvals we required to consummate the merger in Brazil, Chile, Colombia and Panama.

The merger was consummated on April 1, 2016 and we acquired control of the resulting bank (Itaú CorpBanca). As of the second quarter of 2016, Itaú CorpBanca’s financial results are consolidated with our results.

In October 2016, we acquired from Corp Group 10.9 billion additional shares of Itaú CorpBanca for approximately R$288.1 million, pursuant to the terms of the stockholders’ agreement we entered into on the merger date. As a result, our interest in Itaú CorpBanca increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, the agreement that sets out the terms and conditions of the merger was amended to reflect, among other things, changes to the terms of the transaction relating to operations in Colombia. Please refer to section Our profile, item 2017 highlights, Mergers, acquisitions and partnerships, Itaú CorpBanca.

In September 2017, we acquired from Corp Group 1.8 billion additional shares of Itaú CorpBanca for approximately R$55.6 million, pursuant to the terms of the stockholders’ agreement we entered into on the merger date. As a result, our interest in Itaú CorpBanca increased from 35.71% to 36.06%, without changing the governance of Itaú CorpBanca.

This transaction represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region. We now rank fourth, from a previous seventh place, among the largest private banks in Chile in terms of loans and we have entered the financial retail market in Colombia through Banco CorpBanca Colombia S.A. Branches migration and client segmentation were completed in December, 2017 in Chile, as of May 2017, we started operating in Colombia under the “Itaú” brand, and, until June 2018, we plan to complete the systems integration. We now also operate in Panama.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2017, our market share was 12.5% based on total outstanding loan balance in Chilean pesos, positioning us as the fourth largest private bank in Chile.	Our main competitors are Banco Santander-Chile S.A., Banco de Chile S.A., Banco de Crédito e Inversiones S.A. and Banco Bilbao Vizcaya Argentaria Chile S.A.

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

Banco Itaú Paraguay won in the “Best Bank in Paraguay” category of the Euromoney Awards for Excellence 2017.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2017, we had a market share of 14.4% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A. and Banco Bilbao Viscaya Argentaria Paraguay S.A.

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

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2017, we had a market share of 21.4% based on total outstanding loan balance in Uruguayan pesos, positioning us as the second largest private bank in Uruguay.	Our main competitors are Banco Santander S.A, Banco Bilbao Vizcaya Argentaria Uruguay S.A. and Scotiabank Uruguay S.A.

Source: Central Bank of Uruguay.

Peru

In Peru, we have a representative office and we are considering increasing our activities in the corporate and investment banking segments.

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

Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, Santiago, London. We provide extensive research coverage of over 202 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams both act in offerings and trading of Brazilian and Latin American securities to institutional investors.

Competitive strengths

Based on a market perception analysis, we have selected some of the initiatives we believe provide us with significant competitive advantages and distinguish us from our competitors.

Maintenance of a solid capital base

We adopt a forward-looking approach regarding capital management, which has enabled us to reach a high capitalization ratio and therefore a greater capacity to provide returns to stockholders, while at the same time we do not intend to maintain capital in excess of the levels established without any prospective use.

Our capitalization strategy, which is based on diversified sources of revenues, an adequate credit policy and a focus on corporate governance, is reflected in our capital ratios. At the end of December 2017, our Basel Ratio was 18.8%, of which: (i) 16.2% related to Tier I Capital, which is composed of the sum of Core Capital and Supplementary Capital and (ii) 2.6% related to Tier II Capital. We believe these indicators provide evidence of our effective loss-absorbing capacity and business continuity-focused planning.

Furthermore, as of the fourth quarter of 2017, our average Liquidity Coverage Ratio* (LCR) was 190.2%, whereas the Central Bank minimum requirement for 2017 is 80%.

(*) This ratio identifies high liquidity assets to cover outflows (net) that the institution may be subject to under a strict standard stress scenario considering a 30-day period.

Focus on income from Commissions and Fees and Results from Insurance¹ and less exposure to credit risk

In recent years, we have improved our credit risk management models, economic forecasts and scenario modeling. Through greater selectivity in credit approvals and changes in our loan portfolio mix, we believe we have achieved positive results given the economic scenario in the markets in which we operate.

We have invested in a pricing model based on risks as applied to our products, thereby providing a more accurate view of the risk-return ratio in different scenarios. This is an essential tool to explore commercial opportunities and simultaneously manage risk.

In addition, Commissions and Fees and Results from Insurance¹ grew 5.2% from 2016 to 2017 and our operating revenues² from Services and Insurance, Pension Plan and Premium Bonds increased from R$48.3 billion in 2016 to R$48.7 billion in 2017. We focus on both these segments, which require less capital allocation and whose results and related value creation are less volatile during adverse economic cycles. Our business strategy for these businesses is to focus on mass-market products, traditionally sold through our network of branches and digital channels. Accordingly, businesses such as life group, large risks and extended warranty insurance lines were either sold or discontinued over last years.

(1)	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses
(2)	Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses

Large investments in technology

When we invested in our first ATMs back in 1983, we already sought to use technology to offer better services and make our clients’ lives easier. As of December 2017, we reached 160 digital branches, which, together with our mobile and desktop apps, facilitates our clients’ access to our products and services.

Our intensive use of technology and electronic distribution channels have significantly helped increase the volume of sales of products and services and is one of our top competitive advantages. From 2016 to 2017, we had an increase of 43% of corporate clients using mobile channels, while individual clients increased 29%. We invest in technology because we believe that we may be able to improve the environment for our employees and clients. We prioritize efforts to develop platforms and services that use the best of technology, so that we can simplify and make life easier for everybody engaged with the bank, with a focus on mobility and convenience.

With the purpose of reinventing itself and leading the digital transformation, Itaú created Cubo in partnership with Redpoint to connect itself with the technological entrepreneurship universe and, consequently, find opportunities to generate competitive advantages and evolve as a digital bank.

Cubo is a non-profit organization that promotes technological entrepreneurship through a variety of initiatives. In addition to offering a co-working space for digital startups, resident startups can count on the support of mentors specialized in a wide range of topics and on a platform of events that includes, among others, workshops and talks to entrepreneurs and others.

Premier banking brand in Brazil

We believe that a strong brand impacts a company’s results, providing for higher profitability and market share growth, and may reduce certain risks faced by the company, thereby resulting in less volatility in results.

The Itaú brand is one of our top assets. Valued by Interbrand at R$28.2 billion, the Itaú brand was, for the 14th consecutive year, named by Interbrand as the most valuable brand in Brazil in 2017. Our position in this ranking has provided us with local and international recognition and associates our brand to quality and reliability.

Also in 2017, we reinforced our positioning as a digital bank, combining innovative technology with our vision of making people’s lives easier through increasingly simpler financial transactions.

Geographic diversification and a large branch network

Our business model has been boosted by our significant presence nationwide and an increased presence abroad, promoting the creation of stable deposits and low-cost financing, and helping us achieve a desirable level of income diversification.

Our wide retail network, composed of branches, customer site branches, and ATMs in Brazil and abroad, provides solid recurring results and a large share of fee-based income in our results.

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. As of December 31, 2017, there were 135 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,396 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As at December 31, 2017, these banks accounted for 37.7% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As at December 31, 2017, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 42.3% of the banking system’s total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

Position	Banks by total assets(1)	Control Type	As of December 31
			2017	% of Total
			(In billions of R$)	(%)
1st	Itaú Unibanco Holding S.A.	privately-owned	1,383.6	16.8
2nd	Banco do Brasil S.A.(2)	state-owned	1,368.4	16.6
3rd	Caixa Econômica Federal	state-owned	1,261.5	15.3
4th	Banco Bradesco S.A.(3)	privately-owned	1,054.9	12.8
5th	Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	state-owned	861.5	10.4
6th	Banco Santander Brasil S.A.	privately-owned	674.7	8.2
7th	Banco BTG Pactual S.A.	privately-owned	153.4	1.9
8th	Banco Safra S.A.	privately-owned	149.5	1.8
9th	Banco do Estado do Rio Grande do Sul S.A. (Banrisul)	state-owned	72.6	0.9
10th	Banco Citibank S.A.	privately-owned	61.9	0.8
n.a.	Others	n.a.	1,208.8	14.7
	Total (4)		8,250.8	100.0

(1)	Based on banking services, except insurance and pension funds.
(2)	Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil’s shareholding stake and excludes these 50.0% of National Financial System.
(3)	Includes the consolidation of HSBC Bank Brasil S.A.
(4)	Excludes Payments Institutions.

Source: Central Bank (IF.data).

Our governance

Introduction

The adoption of good corporate governance practices adds value to a company, facilitates its access to capital and contributes to its longevity. Therefore, besides complying with the regulatory corporate governance rules, we have adopted corporate governance practices aligned with best practices adopted in the Brazilian and foreign markets.

We believe that solid and meritocratic governance, directed towards long term value creation, ensures a sustainable performance. Our practices are aligned with our values and objectives. Therefore, we encourage the dialogue, the meritocracy and the professional management of our business.

Governance structure

The main goal of our corporate governance is to create an efficient set of incentive and monitoring mechanisms to ensure that our executives are always aligned with our shareholders’ best interests in order to create sustainable and long-term value for our shareholders.

In order to achieve our goal, we have set up decision-making bodies and institutionalized procedures to align our executive group with our meritocratic, performance-focused and value-creation culture.

Below are the three main pillars of our corporate governance structure.

IUPAR (Itaú Unibanco Participações)

- Alignment and union among shareholders;
- Group´s vision, mission and values;
- Significant mergers & acquisitions;
- Nominations to the Board of Directors and CEO;
- Performance evaluation and admission of family members;
- Discussion and approval of the long-term strategy.

Family control

with a strategic long-term vision

Itaú Unibanco Board of Directors

- Definition and monitoring of the company's strategy;
- Mergers & acquisitions;
- Monitor the Executive Committee's performance;
- Nomination of executive officers (meritocracy);
- Budget approval;
- Definition and supervision of risk appetite and policies relating to the use of capital;
- Definition and monitoring of incentive and compensation models and goal setting;
- Supervision of the technology strategy;
- Definition of meritocracy policies;
- Supervision of the business operation.

Professional management

Establishment of operational parameters

Executive Committee

- Implementation of Board of Directors' guidelines and goals;
- Operation of the businesses and strategy for products and segments;
- Ensure better allocation and management of financial, operational and human resources;
- Monitoring of market, credit and operational risks;
- Operate the Bank with a view to creating value.

Value creation

Implementation of strategy and day-to-day management

Our policies

We adopt policies in order to reflect and consolidate existing structures to protect the interests of our employees, managers and shareholders, as well as promote our culture and our values, always seeking to conduct business in an ethical and transparent manner, preventing and fighting fraud and illegal acts and ensuring the sustainability of our business.

The following table lists our main policies related to Corporate Governance, which were all approved by our Board of Directors.

Our Policies
Corporate Governance Policy Updated on November, 2017	This Policy consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco so that they can be disseminated throughout the organization.
Code of Ethics Updated on August, 2016	This Code of Ethics applies to all of our employees, members of the Board of Directors and officers and is based on principles that support an organizational culture focused on the enhancement of people, on strict compliance with rules and regulations and on a constant search for development.
Integrity and Ethics Corporate Policy Updated on August, 2017	This Policy establishes additional guidelines to Itaú Unibanco’s Code of Ethics related to the Integrity and Ethics Corporate Program and situations of conflicts of interests and ethical dilemmas.
Relationship Policy with Public Officials and Contracts with Public Bodies and Companies owned by the government Approved on July, 2016	The purpose of this policy is to guide the relationships of the Itaú Unibanco Conglomerate, through its employees or Directors, with public officials and public entities in the field of institutional interests of the bank and of the financial system in general, in an organized manner. Furthermore, the policy also establishes rules addressing our engagement in public contracts with Public Administration and with Companies owned by the Government.
Anti-Corruption Corporate Policy Updated on March, 2017	The purpose of these policies is to establish rules for avoiding conflicts of interests in processes related to donations and sponsorships and in relationships with clients, suppliers and partners, in the public and private sectors, and also to establish guidelines and procedures to prevent and combat corruption, such as training, communication, consultation and complaint channels.
Corporate Policy and Procedure Disclosure of Material Information Updated on March, 2018	The Policy and Procedure Disclosure of Material Information addresses the public disclosure of material information and the maintenance of the confidentiality of such information prior to its disclosure in accordance with CVM regulations.
Policy for Trading Itaú Unibanco Holding S.A. Securities Updated on February, 2018	The purpose of this policy is to establish guidelines and procedures to be followed by us and bound persons, ensuring transparency in the trading of our securities for all interested parties, without privileging some to the detriment of others.
Transactions With Related Parties Policy Updated on October, 2017	The purpose of this policy is to establish rules and consolidate procedures to be followed in transactions between Related Parties, ensuring equality and transparency so as to ensure to stockholders, investors and other stakeholders that we are in compliance with the best Corporate Governance practices.

Our practices

We believe that the sustainability of our organization depends on how we interact with our employees, clients, shareholders and society. Thus, we listen to and understand investor’s demands and communicate the strategies and results of our business, with clarity and transparency, seeking to continuously develop a number of initiatives that interests our different publics.

Since 2002, in line with our commitment to strengthen our position in the Brazilian capital markets, we have made a number of presentations in the regional offices of Association of Capital Markets Analysts and Investment Professionals (APIMEC). Beginning in 1996, we have also made presentations in the United States and Europe with respect to our governance practices. In these presentations, we have the opportunity to provide the financial community with details on our performance, strategies to add value, future perspectives and other important issues.

The following timeline illustrates the main Governance practices adopted over the years.

Management structure

Our management is structured so as to ensure that matters are extensively discussed and decisions are made on a collective basis. The chart and text below present our management bodies, their main functions and the management members that compose them.

General Stockholders’ Meeting

Our General Stockholders’ Meeting is our highest decision-making body, which gathers stockholders on a regular basis before the end of April of each year and, on a special basis, whenever corporate interests so require. At such meetings, stockholders vote on certain important items requiring their consent and approval.

It is the responsibility of our Board of Directors to call a stockholders’ meeting. The first notice of the stockholders’ meeting must be published no later than 15 days before the date of the meeting on the first call. Brazilian Corporate Law establishes that, under specified circumstances, the meeting may also be convened by the fiscal council or any stockholder.

The notice of a stockholders’ meeting must be published three times, on different dates, in official newspapers widely circulated in São Paulo, our principal place of business, setting forth the place, date and time of the meeting, the meeting’s agenda and, in the event of an amendment to our Bylaws, a description of the proposed change.

In addition to the requirements of Brazilian Corporate Law, we also publish notices in two different languages (Portuguese and English) on our Investor Relations website and email our subscribed investors and stockholders, as well as through CVM, B3 , SEC and NYSE.

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

Since 2012, we made available an “Online Meeting” tool. This tool is an electronic voting platform that provides stockholders with more accessibility, allowing them to exercise their voting rights in advance, from any place. In September 2016, we voluntarily made available the Remote Voting Form, an electronic document by which stockholders can convey their voting instructions directly to the Company or through service providers. According to CVM Ruling No. 561/2015, as amended by CVM Ruling No. 594/2017, we are obligated to provide the Remote Voting Form from 2017 onwards.

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

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Rules_Fiscal_Council.pdf for each committee rules.

Board of Directors

Our Board of Directors is the body responsible for establishing the general guidelines for our businesses, including our subsidiaries, which are elected annually by our shareholders.

Today, we have 12 members, 11 of whom are non-executive (91.66%), of which five are deemed independent (41.66%). Our Board of Directors holds ordinary meetings eight times per year and, hold extraordinary meetings, whenever necessary (in practice, an average of once per month). In order to promote turnover with respect to the members of the Board of Directors, our bylaws provide for the ineligibility of persons who have reached the age of 70 years.

The members of our Board of Directors must act in an exempt manner, in accordance with pre-established rules to avoid conflicts of interest. These rules include:

• Not taking part in resolutions related to matters in which the director’s interests conflict with our interests. The director must inform the Board of Directors about the conflict of interest as soon as the matter giving rise to such conflict is included in the agenda or proposed by the Chairman of the Board, and in any event, before the beginning of any discussion on such matter.

• In the event the director or a company controlled or managed by the director carries out a transaction with any company of the Itaú Unibanco Group: (a) the transaction must be carried out at arm’s length; (b) if it is not a customary transaction or involves the provision of services, there must be an opinion issued by recognized financial advisors evidencing that the transaction was carried out at arm’s length; and (c) the transaction must be disclosed to and conducted under the supervision of the Related Parties Committee, the Ethics and Ombudsman Superintendence or the channels usually competent in the hierarchy of Itaú Unibanco Group, subject to the rules and conditions set forth in our Related Party Transactions Policy.

• Serving on no more than four boards of directors of companies that do not belong to the same group.

Please refer to section Our governance, item Our Directors and Executive Officers for further information on our Board Members.

Committees of the Board of Directors

There are seven committees presented in the following management organization chart, which respond directly to the Board of Directors. Their members are elected by the Board of Directors for a term of one year, and must have proven knowledge in their respective areas of performance and technical qualification compatible with their duties.

The committees may hire outside experts but must always be careful to maintain the integrity and the confidentiality of their work.

Please refer to www.itau.com.br/investor-relations/corporate-governance/rules-and-policies for each committee’s rules.

BOARD OF DIRECTORS

AUDIT

- Ensures the integrity of the Financial Statements
- Complies with legal and regulatory requirements
- Ensures the efficiency of internal controls
- Risk Management in general (third line of defense)

- 100% of the members are independent
- 146 meetings held over 36 days
- Since 2004

"Over 2017, we kept on our regular agenda. This year, among the topics the Committee endeavored most efforts were the reports from many departments on controls associated with information security risks, a topic that is the focus in many other sectors. We also highlight the work of the Audit Committees in the Company's subsidiaries and their relationship with the parent company's Committee. At last, we draw your attention to the fact that, over 2017, the Central Bank of Brazil issued relevant regulations, and in particular to those related to relationships with clients, compliance, internal audit and rules regarding credit card, as well as integrated risk management, which has resulted in a performance of the Audit Committee, which committed itself to monitor the management's actions for implementing the measures required for compliance with these regulations accordingly".

Diego Fresco Gutierrez – Financial expert of the Audit Committee

PERSONNEL

- Establishes policies for attracting and retaining talented professionals
- Proposes guidelines for recruiting and training employees
- Presents long-term incentive programs and monitors the culture of meritocracy

- 100% of the members are non-executive
- 3 meetings
- Since 2009

In 2017, at an event aimed at over 10,000 leaders in Brazil and abroad and later to the whole organization, we unveiled our Purpose of Encouraging People's Power of transformation and the six priority fronts of action on which we build up our efforts and ensure a more objective discussion on the results we pursue for the coming years. We also set off our efforts to improve the digital journey of our employees and the home office and flexible working hours pilot schemes experienced by 700 people. We also signed the commitment to WEPs (Women's Empowerment Principles) of the United Nations, and reviewed incentive models to teams that work in communities in the Technology area. The People agenda for 2018 gives increasing prominence to the fronts of action that will guide our work for the future: (1) improving the employees' experience in the company's day-to-day: a key factor to the organization's success; (2) respect diversity, in favor to the debate of ideas and innovation; and (3) reviewing incentive models of other departments, to support our transformation into a more digital and cooperative organizational culture.

RELATED PARTIES

- Manages transactions between related parties
- Ensures equality and transparency for these transactions

- 100% of the members are independent
- 15 meetings
- Since 2013

"In 2017, the Related Parties Committee reviewed the Company's Transactions with Related Parties Policy, and improved concepts, information flows and authority levels in connection with this type of operation accordingly. Over 20 cases were received and analyzed by the Committee, involving topics such as technology, donations and provision of financial services, of which two were disclosed to the market in accordance with CVM Instruction No. 480/09. Therefore, we once again met the commitment to keep a robust and transparent governance in transactions with related parties by ensuring equality among stockholders, investors and stakeholders".

NOMINATION AND CORPORATE GOVERNANCE

- Periodically reviews the criteria for nomination and succession
- Provides methodological support for the assessment of the Board of Directors and Chief Executive Officer
- Nominates members of the Board of Directors and General Directors
- Analyzes potential conflicts of interests

- 100% of the members are non-executive
- 2 meetings
- Since 2009

"In 2017, the Nomination and Corporate Governance Committee held significant discussions about the composition of the Board of Directors and of the committees reporting thereto, and had its agenda aimed mostly at improving our Corporate Governance, including the analysis of practices recommended by sustainability indexes and the Brazilian Corporate Governance Code. Moreover, a Management Succession Policy was approved aimed at ensuring that the Company has a pool of professionals at its disposal whose experiences and competencies contribute to the Company's good performance and preservation of value".

BOARD OF DIRECTORS

RISK AND CAPITAL MANAGEMENT

- Supports the Board of Directors
- Establishes the risk appetite
- Evaluates the cost of capital x the minimum return expected
- Allocates capital
- Oversees management activities and risk control
- Improves risk culture
- Complies with regulatory requirements

- 100% of the members are non-executive
- 8 meetings
- Since 2009

"In 2017, in addition to exercising its mandate of supervising risk and capital management activities, the Committee devoted a significant amount of time to monitor and improve our risk appetite policy in all its dimensions. The Committee also developed a more in-depth approach and set up an ongoing agenda to update the Conglomerate`s management of significant risks".
Pedro Luiz Bodin de Moraes – Independent member of the Board of Directors and Chairman of the Risk and Capital Management Committee

STRATEGY

- Proposes budgetary guidelines
- Provides inputs for decision-making processes
- Recommends strategic guidelines and investment opportunities (Mergers and Acquisitions)
- Internationalizes and creates new business areas

- 80% of the members are non-executive
- 3 meetings
- Since 2009

"The Strategy Committee met four times over 2017. It discussed growth strategies and corporate sustainability strategies and trends. It also assessed opportunities for developing and acquiring new business. Noteworthy is the acquisition of 49.9% of the capital stock of XP Investimentos S.A., which is pending approval from the Central Bank of Brazil".
Roberto Setubal – Co-Chairman of the Board of Directors and member of the Strategy Committee

COMPENSATION

- Promotes discussions on incentive and compensation models
- Develops compensation policies for management members and employees
- Establishes goals

- 100% of the members are non-executive
- 4 meetings
- Since 2011

"Over 2017, the Compensation Committee endeavored efforts to:
- analyze comparative studies on executive compensation based on market surveys, with the resulting conclusion that our model is consistent with the market levels and our own results.
- approve the overall bonus to be distributed to employees and management members;
- comply with the request made by the Central Bank of Brazil to adjust the calculation of Risk executives' compensation to prevent the adoption of financial targets;
- adjust the rules of the partners program to executives from international units by aligning them to the patterns applicable in Brazil;
- perfect the rule applicable to executives severing ties with the organization close to the retirement age limit;
- approve the compensation set up for each member of the Executive Committee".

INTERNATIONAL ADVISORY

- Assesses the outlooks for the world economy
- Adopts internationally accepted trends, codes and standards
- Provides guidelines for the Board of Directors to analyze opportunities

DIGITAL ADVISORY

- Proposes technological developments
- Assesses clients' experience
- Follows world trends

□ Committee ■ Advisory Board

Internal Audit

Internal Audit, under the technical supervision of the Audit Committee, provides the Board of Directors and senior management with independent, impartial and timely evaluations of the effectiveness of risk management, the adequacy of controls and compliance with the regulations and rules related to the operations of the Conglomerate. Such evaluations occur periodically, with intervals generally from 12 to 36 months, following a methodology which is designed according to the standards of The Institute of Internal Auditors (IIA).

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

Fees and Services of the Principal Auditor

The following table presents the total amount charged by PricewaterhouseCoopers Auditores Independentes by category for services rendered in 2017 and 2016:

(In thousands of R$)
Fees	2017	% Approved by the Audit Committee	2016	% Approved by the Audit Committee
Audit Fees	61,835	100.0	60,512	100.0
Audit-Related Fees	6,478	100.0	4,755	100.0
Tax Fees	416	100.0	453	100.0
All Other Fees	89	100.0	969	100.0
Total	68,819		66,689

•	Audit Fees: corresponds to the audit of our annual financial statements, the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuance of comfort letters in securities offerings, issuance of reports required by regulatory bodies and audit of internal control over financial reporting in connection with the Sarbanes-Oxley Act requirements.
•	Audit-Related Fees: corresponds to services provided in connection with the issuance of appraisal reports at book value, assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements, compliance with greenhouse gas emissions controls and policies, due diligence activities, assurance of special purpose reports and previously agreed-upon procedures to review profit share calculation with respect to commercial partnership contracts.
•	Tax Fees: corresponds to tax consulting and advising on cross-border transactions and review of Brazilian income tax.
•	Other Fees: corresponds to training, use of surveys and technical materials, consultancy related to internal processes and benchmarking of a middle market transaction, review of credit card debt negotiation process controls and advising on the revision of structuring sale of a credit portfolio.

Executive Committee

Our Executive Committee is responsible for conducting the business and strategy of products and segments, in order to implement the guidelines and goals defined by the Board of Directors.

As announced on November 9, 2016, structural changes were executed in the direction of Itaú Unibanco Holding. The following table sets forth the structure of our executive committee, consisting of the CEO, two General Directors and three Vice Presidents:

Please refer to section Our governance, item Our Directors and Executive Officers for further information on our Executive Officers.

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

Disclosure and Trading Committee

We were among the first publicly held companies in Brazil to have a Disclosure and Trading Committee. This body, established in 2005, reports to the Board of Officers and its duties and composition are described below:

Our Directors and Executive Officers

Three of our directors, Alfredo Egydio Setubal, Ricardo Villela Marino and Roberto Egydio Setubal, are members of the Egydio de Souza Aranha family and two of our directors, João Moreira Salles and Pedro Moreira Salles, are members of the Moreira Salles family.

Our Board of Directors was elected and reelected on April 19, 2017 at our Annual Shareholders’ Meeting. Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissiére Loyola, José Galló, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected as members of our Board of Directors, each for a term of one year.

On the same date, Amos Genish, Geraldo José Carbone, João Moreira Salles and Marco Ambrogio Crespi Bonomi were also elected as members of the Board of Directors.

Mr. Candido Botelho Bracher left the Board of Directors to take office as our CEO. Messrs. Alfredo Egydio Arruda Villela Filho, Demosthenes Madureira de Pinho Neto and Nildemar Secches were not reelected as members of the Board of Directors.

We deemed directors Amos Genish, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló and Pedro Luiz Bodin de Moraes to be independent members which represents 42% of our Board of Directors.

With respect to our Fiscal Committee, Alkimar Ribeiro Moura was reelected as effective member with João Costa, also being reelected as his alternate and José Caruso Cruz Henriques was reelected as effective member with Reinaldo Guerreiro, being elected as his alternate. Carlos Roberto de Albuquerque Sá was reelected as effective member with Eduardo Azevedo do Valle, also being reelected as his alternate.

At the Meeting of the Board of Directors of April 27, 2017, the members of our Board of Officers were reelected for a term of office of one year. At the same meeting Tatiana Grecco was elected as officer and Wagner Bettini Sanches was not re-elected.

The members of our Audit Committee were also reelected for a term of office of one year. On the same date, Gustavo Jorge Laboissière Loyola was elected as Chairman of the Audit Committee and Diego Fresco Gutierrez as our Financial Expert.

On May 25, 2017, the Central Bank approved the election and reelection (as applicable) of the members of our Board of Directors, Fiscal Council and Audit Committee.

On June 14, 2017, José Caruso Cruz Henriques was appointed Chairman of our Fiscal Committee and Councilor Alkimar Ribeiro Moura was appointed as his alternate in case of his absence or incapacity.

On September 28, 2017, at the Meeting of the Board of Directors, directors Andre Balestrin Cestare, Renato Barbosa do Nascimento and Tom Gouvêa Gerth were elected as officers. The Central Bank approved these elections on October 31, 2017.

On October 5, 2017, at the Meeting of the Board of Directors, the directors approved the nomination of Executive Officer Alexsandro Broedel to the position of Investor Relations Officer. On October 30, 2017, at the Meeting of the Board of Directors, Marcelo Kopel was removed from the position of Officer of Itaú Unibanco Holding and, therefore, ceased to exercise this function as of that date at this company.

On November 30, 2017, at the Meeting of the Board of Directors, the directors ratified the removal of Atilio Luiz Magila Albiero Junior as Officer of Itaú Unibanco Holding and, therefore, ceased to exercise this function as of that date at this company.

Board of Directors

Pedro Moreira Salles (Co-chairman)

Relevant skills and experience

Mr. Moreira Salles has held several positions within the Itaú Unibanco Group including Chairman of the Board of Directors (August 2009 to April 2017) and Executive Vice President (November 2008 to August 2009) of Itaú Unibanco Holding S.A.

He has also served as Vice Chairman of the Board of Directors (February 2010 to April 2012) of Banco Itaú BBA S.A.; Member of the Board of Directors (December 1989 to July 1990), Vice Chairman of the Board of Directors (July 1990 to December 2008), CEO (September 2004 to November 2008) and Director Vice President (November 2008 to October 2009) at Unibanco – União de Bancos Brasileiros S.A.; Vice Chairman of the Board of Directors (March 2008 to November 2008) and CEO (March 2007 to November 2008) of Unibanco Holdings S.A.; and Chairman of the Board of Directors (December 1995 to February 2009) of Unibanco Seguros S.A.

Mr. Moreira Salles has also been Chairman of the Board of Directors and CEO of Companhia E. Johnston de Participações since 2008.

He was also Member of the Board of Directors (November 2008 to June 2015) and has been CEO since June 2015 at IUPAR – Itaú Unibanco Participações S.A., having previously served as Chairman of the Board of Directors (November 2008 to April 2012). He was Member of the Board of Directors of Totvs S.A. (March 2010 to September 2017).

He has served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (November 2009 to March 2012) and as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to February 2009).

Other appointments

Mr. Moreira Salles has been Chairman of the Steering Committee of the Brazilian Federation of Banks (FEBRABAN) since March 2017.

Education

He has a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the International Relations Master’s Program at Yale University and the Owner/President Management (OPM) Program at Harvard University, both in the United States.

Roberto Egydio Setubal (Co-chairman)

Relevant skills and experience

Mr. Setubal has held several positions within the Itaú Unibanco Group including CEO (November 1995 to April 2017), Vice Chairman of the Board of Directors (March 2003 to April 2017) and Chairman of the International Advisory Board (March 2003 to April 2009) at Itaú Unibanco Holding S.A.

Mr. Setubal has been Member of the Board of Directors and of the Audit Committee of Royal Dutch Shell (Netherlands) since October 2017.

He has also served as CEO (April 1994 to March 2015), General Director (July 1990 to April 1994) and Member of the Board of Directors (May 1991 to March 2003) at Itaú Unibanco S.A.

Mr. Setubal was also Chairman of the Board of Directors (November 2004 to April 2015) at Banco Itaú BBA S.A.; CEO (November 2008 to April 2011) at Unibanco – União de Bancos Brasileiros S.A.; and Chairman of the Board of Directors (July 2005 to April 2013) and CEO (March 2005 to July 2008) at Itauseg Participações S.A.

He has served as Director Vice President since May 1994 at Itaúsa – Investimentos Itaú S.A. and Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Other appointments

Since 1994 he has been Member of the Board of the International Monetary Conference. He was President of the National Federation of Banks (FENABAN) and of the Brazilian Federation of Banks (FEBRABAN) from April 1997 to March 2001, and President of the Advisory Board of FEBRABAN (October 2008 to March 2017). In April 2000, Mr. Setubal became Member of the Trilateral Commission and International Board of NYSE and in 2002 he became Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became Member of the China Development Forum and, since 2015, he has been Co-chair of the World Economic Forum (WEF). He has also been Member of the Economic and Social Development Board of the Presidency of the Republic of Brazil (CDES) since November 2016.

Education

He has a Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo (USP), Brazil, in 1977 and a Master’s degree in Science Engineering from Stanford University, United States, in 1979.

Alfredo Egydio Setubal (Member)

Relevant skills and experience

Mr. Setubal has held several positions within the Itaú Unibanco Group including Director Vice President (March 2003 to March 2015) and Investor Relations Officer (March 2003 to February 2015) at Itaú Unibanco Holding S.A.

He was Chairman of the Board of Directors (April 2008 to April 2013) of Investimentos Bemge S.A.; and Vice President (April 1996 to March 2015), Investor Relations Officer (1995 to 2003), Executive Officer (May 1993 to June 1996) and Managing Officer (1988 and 1993) at Itaú Unibanco S.A.

Mr. Setubal has also served as CEO and Investor Relations Officer since May 2015, Vice Chairman of the Board of Directors since September 2008, Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and of the Investment Policies Committee from August 2008 to April 2011 at Itaúsa – Investimentos Itaú S.A.

Other appointments

He was Vice President (1994 to August 2003) and President (August 2003 to August 2008) of the National Association of Investment Banks (ANBID); Member of the Board of Directors (1999 to 2009) of the Brazilian Institute of Investors Relations (IBRI), and has been Chairman of its Superior Guidance, Nomination and Ethics Committee since 2009.

Mr. Setubal has also served as Member of the Advisory Board of the Association of Broker-Dealers (ADEVAL) since 1993; Member of the Board of Directors at the Brazilian Association of Listed Capital Companies (ABRASCA) since 1999; and Financial Officer of the São Paulo Museum of Modern Art (MAM) since 1992.

Education

He has Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getúlio Vargas (FGV), São Paulo, Brazil, with a specialization course at INSEAD (France).

Amos Genish (Independent Member)

Relevant skills and experience

Mr. Genish has vast experience in the high-tech and telecommunications industry. He served as CEO at Telefônica Brasil S.A. (May 2015 to November 2016) and Member of the Board of Directors (May 2015 to January 2017).

He was CEO of Global Village Telecom S.A. (1999 to 2015) and of Edunetics (1995 to 1996), a software system company whose shares were traded on NASDAQ until 1996, when it was acquired by National Education Corporation. He was also Member of the Board of Directors of Vivendi S.A. (2011 to 2012).

Mr. Genish worked in several management positions at the National Association of Telephone and Mobile Services Companies (SINDITELEBRASIL), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

He was part of the team that founded GVT in 1999 and was its CEO during its successful IPO (2007) and subsequent takeover by Vivendi in 2009.

Education

He has a Bachelor’s degree in Economics and Accounting from the University of Tel-Aviv, Israel.

Fábio Colletti Barbosa (Independent Member)

Relevant skills and experience

Mr. Barbosa has been Member of the Board of Directors of Natura Cosméticos S.A. since May 2017 and Member of the Board of Directors of Cia. Hering since May 2017.

He was CEO (September 2011 to March 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (January 2011 to September 2011) at Banco Santander (Brasil) S.A.; Chairman of the Board of Directors (August 2008 to December 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.

Other appointments

Mr. Barbosa has also served as Chairman of the Board of Directors at Fundação OSESP since 2012; Member of the Governing Council at Insper - Instituto de Ensino e Pesquisa since 2010; Board Member at UN Foundation (USA) since 2011; Member of the Board of Directors at Instituto Empreender Endeavor since 2008; Member of the Board of Directors at Almar Participações S.A. since 2013; and Member of the Investment Committee at Gávea Investments since September 2015.

Education

He has a Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas (FGV), São Paulo, Brazil, and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

Geraldo José Carbone (Member)

Relevant skills and experience

Mr. Carbone has held several positions within the Itaú Unibanco Group including Member of the Board of Directors from August 2006 to April 2008 of Itaú Unibanco Holding S.A.; Director Vice President of Itaú Unibanco S.A. (April 2008 to April 2011); Executive Officer of Unibanco – União de Bancos Brasileiros S.A. (November 2008 to October 2009); Director Vice President of Banco Itaubank S.A. (April 2009 to April 2011), and Director Vice President of Itaú Vida e Previdência S.A. (March 2009 to March 2011).

He has been Managing Partner of G/xtrat Consultoria Econômica Ltda. since 2011, and of GC/Capital Empreendimentos e Participações Ltda. since 2011.

He was CEO of Bank Boston (July 1987 to August 2006); Vice President of the Asset Management Division (1994 to 1997); and Officer of the Economics Department and of the Investment Research Unit in Brazil (1991 to 1994).

He was also Chief Economist of Bunge y Born (1982 to 1987).

Education

He has a Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1978.

Gustavo Jorge Laboissière Loyola (Independent Member)

Relevant skills and experience

Mr. Loyola was Member of the Fiscal Council (March 2003 to April 2006) of Itaú Unibanco Holding S.A.

He has been Partner at Tendências Consultoria Integrada S/S Ltda. since November 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since July 2003, and Managing Partner at Gustavo Loyola Consultoria S/C since February 1998.

Mr. Loyola was Governor (November 1992 to March 1993 and June 1995 to November 1997) of the Central Bank of Brazil and Governor of the National Financial System Regulation and Organization (March 1990 to November 1992).

Education

He has a Bachelor’s degree in Economics from Universidade de Brasília (1979) and a Ph.D. in Economics from Fundação Getúlio Vargas, Rio de Janeiro, Brazil (1983).

João Moreira Salles (Member)

Relevant skills and experience

Mr. Moreira Salles has held several positions within the Itaú Unibanco Group including Member of the Board of Directors of Iupar - Itaú Unibanco Participações S.A. since 2015. He also served as Economist of Banco Itaú BBA Creditanstalt S.A. (2002 to 2003).

He is currently Officer of Brasil Warrant Administração de Bens e Empresas S.A, where, since 2013, he has been co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operational Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for the monitoring of other BWSA subsidiaries.

He has been Partner of Cambuhy Investimentos since 2013; Member of the Investment Committee since 2013; and was Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017).

He was Investment Banker of J. P. Morgan Chase, NY, U.S. (2011 to 2013), and Chief Economist of ForeSee Asset Management, SP, Brazil (2003 to 2005).

Education

He has a Bachelor’s degree in Economics from INSPER (IBMEC-SP) in 2003; Master’s degree in Economics from Columbia University, GSAS, NY, U.S. (2007), and a Master’s degree in Finance from Columbia University, GSB, NY, U.S. (2009). He also has a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP) in 2012.

José Galló (Independent Member)

Relevant skills and experience

Mr. Galló has been Member of the Board of Directors of Lojas Renner S.A. since 1998 and CEO since March 1999, and he was also Chairman of the Board (1999 to 2005) and Superintendent Director (September 1991 to March 1999).

Mr. Galló has also served as Officer at Renner Administradora de Cartões de Crédito Ltda. since September 2005; Officer at Dromegon Participações Ltda. since September 2005; Officer at LR Investimentos Ltda. since August 2008 and Officer at Realize Participações S.A. since December 2015.

He was CEO (December 2016 to August 2017) at Realize Crédito, Financiamento e Investimento S.A. and Member of the Board of Directors (April 2007 to May 2016) at SLC Agrícola S.A.

Mr. Galló has served as Member of the Governing Council at Instituto Lojas Renner since June 2008; Officer at Rumos Consultoria Empresarial Ltda. since March 1987; and Member of the Board of Directors at Localiza Rent a Car S.A. since October 2010.

Other appointments

Mr. Galló has served as Member of the Board of Directors at the Brazilian Retail Development Institute (IDV) since July 2004 and has been Vice Chairman of the Retail Managers Chamber of Porto Alegre since June 2004.

Education

He has a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration – Fundação Getúlio Vargas (FGV), Brazil, in 1974.

Marco Ambrogio Crespi Bonomi (Member)

Relevant skills and experience

Mr. Bonomi has held several positions within the Itaú Unibanco Group including General Director (July 2015 to April 2017) of Itaú Unibanco Holding S.A.

He has also served as General Director (April 2015 to April 2017), Director Vice President (April 2007 to March 2015), Executive Officer (April 2004 to April 2007), Senior Managing Officer (October 2000 to April 2004), Managing Officer (August 1998 to October 2000) at Itaú Unibanco S.A.

Mr. Bonomi was also Executive Officer (November 2008 to June 2014) at Unibanco – União de Bancos Brasileiros S.A.

Other appointments

Mr. Bonomi was Vice President of the Brazilian Association of Credit, Financing and Investment Institutions (ACREFI) from April 2004 to April 2011.

Education

He has a Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (1978) and attended a Financial Executive Advanced course at Fundação Getúlio Vargas (FGV), Brazil, in 1982, and a course on Capital Markets at New York University (1984).

Pedro Luiz Bodin de Moraes (Independent Member)

Relevant skills and experience

Mr. Moraes has been Partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.

He was Member of the Board of Directors (July 2003 to December 2008) of Unibanco – União de Banco Brasileiros S.A.; Officer (2002 to 2003) and Partner (2005 to 2014) at Icatu Holding S.A.; and Officer and Partner (1993 to 2002) at Banco Icatu S.A.

Mr. Moraes has also served as Monetary Policy Director (1991 to 1992) at the Central Bank of Brazil and as Officer (1990 to 1991) at the Brazilian Development Bank (BNDES).

Education

He has Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Ricardo Villela Marino (Member)

Relevant skills and experience

Mr. Marino has held several positions within the Itaú Unibanco Group including Executive Vice President at Itaú Unibanco S.A. since August 2010 and was Executive Officer (September 2006 to August 2010), Senior Managing Officer (August 2005 to September 2006) and Managing Officer (December 2004 to August 2005).

He has also been Alternate Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A. since April 2011, Alternate Member of the Board of Directors of Duratex S.A. since April 2009, Alternate Member of the Board of Directors of Elekeiroz S.A. since April 2009 and Alternate Member of the Board of Directors of Itautec S.A. since April 2009.

Education

He has a Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP), in 1996, and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, U.S. (2000).

Board of Officers

Candido Botelho Bracher (CEO)

Relevant skills and experience

Mr. Bracher has held several positions within the Itaú Unibanco Group including Wholesale Banking General Director (July 2015 to May 2017), Vice President (August 2005 to June 2015) and Member of the Board of Directors (February 2009 to April 2017) at Itaú Unibanco Holding S.A.

He has also served as Vice Chairman of the Board of Directors (March 2013 to April 2015), CEO (August 2005 to February 2015), and Vice President (February 2003 to August 2005) at Banco Itaú BBA S.A.

Mr. Bracher was also Member of the Board of Directors (April 2009 to June 2014) of BM&FBovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão); Alternate Member of the Board of Directors (September 1999 to June 2005) and Member of the Board of Directors (June 2005 to March 2013) of Pão de Açúcar - Companhia Brasileira de Distribuição; and Officer and Partner (1988 to 2003) at Banco Itaú BBA Creditanstalt S.A.

Education

He has a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas (FGV), Brazil, in 1980.

Eduardo Mazzilli de Vassimon (General Director)

Relevant skills and experience

Mr. Vassimon has held several positions within the Itaú Unibanco Group including Director Vice President (April 2015 to December 2016) and Executive Officer (March 2013 to April 2015) at Itaú Unibanco Holding S.A.

He has served as General Director at Itaú Unibanco S.A. since December 2016 and was Director Vice President (March 2013 to December 2016) and Foreign Exchange General Manager (1980 to 1990).

Mr. Vassimon has been CEO at Banco Itaú BBA S.A. since December 2016 and was also Member of the Board of Directors (November 2004 to April 2015), and Vice Chairman (November 2004 to December 2008), in charge of the international, financial institutions, products, customer service and treasury departments.

He was also Member of the Board of Directors (May 2013 to December 2016) of Banco Itaú BMG Consignado S.A.; Member of the Board of Directors (February 2013 to April 2017) of Investimentos Bemge S.A.; Member of the Board of Directors (April 2015 to June 2017) of Dibens Leasing S.A. – Arrendamento Mercantil; and Deputy Foreign Exchange Officer (1990 to 1991) and Officer of the International Department (1992 to 2003) at Banco BBA-Creditanstalt S.A.

Education

He has a Bachelor’s degree in Economics from the School of Economics of Universidade de São Paulo (USP) in 1980, and in Business Administration from Fundação Getúlio Vargas (FGV), Brazil, in 1980, and a Postgraduate degree from EAESP/FGV (1982) and from École dês Hautes Études Commerciales, France (1982).

Márcio de Andrade Schettini (General Director)

Relevant skills and experience

Mr. Schettini has held several positions within the Itaú Unibanco Group including General Director at Itaú Unibanco S.A. since April 2015 and Director Vice President (November 2008 to March 2015).

He was also Director Vice President (April 2004 to April 2009) at Unibanco – União de Bancos Brasileiros S.A.

Education

He has a Bachelor’s degree in Electric Engineering and a Master’s degree from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, where he also attended a specialization course on mathematical systems and modeling. He also has a Master’s degree in Finance from the University of London and attended the Owners/President Management (OPM) Program at Harvard University.

André Sapoznik (Vice President)

Relevant skills and experience

Mr. Sapoznik has held several positions within the Itaú Unibanco Group including Director Vice President at Itaú Unibanco S.A. since December 2016, Executive Officer (December 2011 to December 2016) and Officer (April 2009 to December 2011).

He joined Unibanco in 1998.

Education

He has a Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo (USP) and an MBA from Stanford University Graduate School of Business.

Caio Ibrahim David (Vice President)

Relevant skills and experience

Mr. David has held several positions within the Itaú Unibanco Group including Executive Officer (June 2010 to April 2015) at Itaú Unibanco Holding S.A. He is currently CFO and CRO of the Conglomerate.

He has served as Director Vice President at Itaú Unibanco S.A. since May 2013 and was also Executive Officer (May 2010 to April 2013). He joined the Group in 1987 as a trainee and has worked in the Controllership, Market and Liquidity Risk Control and Treasury departments.

Mr. David was Executive Officer (May 2008 to April 2010), Officer (March 2003 to April 2008) at Banco Itaú BBA S.A. He has worked in the Finance, Risks, Market Intelligence, Products and Operations departments.

He has been Member of the Board of Directors of Investimentos Bemge S.A. since April 2012 and was its Director Vice President (October 2010 to April 2013).

He has also been Member of the Board of Directors at Dibens Leasing S.A. – Arrendamento Mercantil since July 2010 and was Executive Officer (April 2010 to April 2013) and CEO (May 2013 to March 2015) at Itauseg Participações S.A.

Mr. David has served as Vice Chairman of the Board of Directors (June 2010 to December 2012) and Member of the Board of Directors (May 2010 to December 2012) of Redecard S.A.

Education

He has a Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990) and a Postgraduate degree in Economics and Finance from Universidade de São Paulo (USP), from 1992 to 1993. He also has a Master’s degree in Controllership from Universidade de São Paulo (USP), from 1994 to 1997, and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Claudia Politanski (Vice President)

Relevant skills and experience

Ms. Politanki has held several positions within the Itaú Unibanco Group including Executive Officer (November 2008 to March 2015) at Itaú Unibanco Holding S.A.

She has been Director Vice President at Itaú Unibanco S.A. since July 2013 and was also Executive Officer (February 2010 to July 2013).

Ms. Politanski was also Executive Officer (August 2007 to July 2014), Officer (February 2006 to August 2007) and Deputy Officer (July 2003 to February 2006) at Unibanco – União de Bancos Brasileiros S.A.

Education

She has a Bachelor’s degree in Law from Universidade de São Paulo (USP) in 1992 and a Master’s degree in Law from the University of Virginia.

Alexsandro Broedel (Executive Officer)

Relevant skills and experience

Mr. Broedel has held several positions within the Itaú Unibanco Group including Group Chief Accounting Officer and Group Controller (August 2012 to March 2015) and Finance Executive Officer (since 2015) and Investor Relations Officer at Itaú Unibanco Holding S.A. since October 2017.

Other appointments

Prior to his appointment at Itau Unibanco, Alexsandro was a Commissioner of the Securities and Exchange Commission of Brazil (2010-2011).

In addition to his functions at Itau Unibanco, Alexsandro is a Board Member at IRB Brasil Resseguros S.A., Board Member at the International Integrated Reporting Committee (IIRC) and member of the Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB). From 2013 to 2017 Mr. Broedel has also been Member of the Board of Directors of CETIP S.A. - Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives). He was Consultant (2007 to 2009) at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and Member of the Audit Committee (2012) of BM&FBovespa S.A. (currently B3 – Brasil, Bolsa, Balcão).

Mr. Broedel has been part-time Professor of Accounting and Finance at Universidade de São Paulo since 2002. He is also a Professor of Practice at the Manchester Business School in the UK. Prior to those appointments he was a Visiting Lecturer at the London School of Economics.

Education

Alexsandro is Chartered Management Accountant (FCMA, CGMA) and has a Ph.D. in Accounting and Finance from Manchester Business School (2008). He also has B.Sc. degrees in both Law and Accounting from the University of São Paulo.

Fernando Barçante Tostes Malta (Executive Officer)

Relevant skills and experience

Mr. Malta has held several positions within the Itaú Unibanco Group including Executive Officer at Itaú Unibanco S.A. since March 2015, working for the Executive Boards of Office of Internal Controls and Compliance from March 2016 up to this date; Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco (February 2015 to February 2016).

Also at Itaú Unibanco S.A., Mr. Malta was Officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations (March 2013 to January 2015); Customer Service, Operations and Services Officer of Consumer Credit (cards and financing companies) (May 2011 to February 2013); Customer Service Officer of the Consumer Credit department (cards and financing companies) (February 2009 to April 2011); and Channel and CRM Officer (Unibanco, prior to the merger) (December 2004 to January 2009).

He started his career in 1988, working in many different positions.

Mr. Malta has also worked in the management of the Channels, Branches and Institutional Portfolio departments and participated in a number of projects/initiatives (1995 to 2008) at Unibanco – União de Bancos Brasileiros S.A.

He has also served as Alternate Member of the Board of Directors of Tecnologia Bancária S.A.; Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento; and as Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and Banco Carrefour S.A.

Education

He has a Bachelor’s degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ and MBA from Fundação Dom Cabral (1988). Mr. Malta also attended an extension course in Strategy from the Kellogg School of Management (FDC) (2003) and an extension course in Banking Management from the Swiss Finance Institute (2011).

Leila Cristiane Barboza Braga de Melo (Executive Officer)

Relevant skills and experience

Ms. Melo has held several positions within the Itaú Unibanco Group including Executive Officer at Itaú Unibanco S.A. since April 2015. She has been working at the Conglomerate for over 20 years and is currently responsible for the entire Legal Department, which encompasses Legal - Litigation, Legal - Retail Business, Legal - Wholesale Business and Legal - Institutional and International. Since 2014, she has also been working as Ombudsman Officer.

Ms. Melo has also served as Deputy Officer (October 2008 to April 2009) at Unibanco – União de Bancos Brasileiros S.A. She joined Unibanco in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others.

Other appointments

She is also Member of the International Women’s Forum (IWF) and Member of W.I.L.L. – Women in Leadership in Latin America (organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America).

Ms. Melo has also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York and on the Women Up Program – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Education

She has a Bachelor’s degree in Law from Universidade de São Paulo (USP) and attended a Specialization course on Financial Law and Capital Markets from the Brazilian Institute of Capital Markets and on Fundamentals of Business Law from New York University (NYU).

Paulo Sergio Miron (Executive Officer)

Relevant skills and experience

Mr. Miron is Member of the Audit Committee of Porto Seguro S.A.; Member of the Fiscal Council of the Maria Cecilia Souto Vidigal Foundation; and Executive Officer of Instituto Unibanco.

He was Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015) and the partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

At PricewaterhouseCoopers, Brasília, Federal District (DF), Brazil, Mr. Miron was Partner (2001 to 2008) and he also was the partner responsible for PwC Brazil’s department for the provision of services to the government (2004 to 2008) and the partner responsible for PwC Brazil’s banking department (1997 to 2008).

Other appointments

He was also coordinator of PwC Brazil’s department of training at financial institutions for over 10 years and worked as college professor for a number of years teaching courses related to the financial market.

He is member of the Brazilian Institute of Accountants and speaker at many seminars related to financial instruments and auditing.

Education

He has a Bachelor’s degree in Accounting from Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from Universidade Mackenzie, São Paulo, Brazil.

Adriano Cabral Volpini (Officer)

Relevant skills and experience

Mr. Volpini has held several positions within the Itaú Unibanco Group including Corporate Security Officer at Itaú Unibanco S.A. since July 2012.

Also at Itaú Unibanco S.A., Mr. Volpini has served as Superintendent of Prevention of Unlawful Acts (August 2005 to March 2012), Manager of Prevention of Unlawful Acts (January 2004 to July 2005), Inspection Manager (June 2003 to December 2003), Inspector (January 1998 to March 2003) and Auditor (May 1996 to December 1997) and worked in the Branch Operation Department (March 1991 to April 1996). He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

He has also been Officer at Banco Itaú BBA S.A. since April 2016 and Officer at Dibens Leasing S.A. – Arrendamento Mercantil since January 2014 where he also worked as Executive Officer (June 2012 to January 2014).

Education

He has a Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado (FAAP) from 1991 to 1995, a Postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado (FAAP) from 1998 to 2000, and MBA in Finance from the Brazilian Institute of Capital Markets - IBMEC (2000 to 2002).

Álvaro Felipe Rizzi Rodrigues (Officer)

Relevant skills and experience

Mr. Rodrigues has held several positions within the Itaú Unibanco Group including Officer at Itaú Unibanco S.A. since October 2014; Legal Superintendent (July 2008 to August 2014) and Legal Manager (March 2006 to July 2008).

Also at Itaú Unibanco S.A., Mr. Rodrigues worked as Coordinator and Supervisor of Legal M&A (Mergers and Acquisitions) Department, Domestic Corporate Legal Department and Corporate Governance, Paralegal Corporate Affairs Department, Legal Department – Contracts, Equity, Marketing and Third Sector, and International Legal Department (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the monitoring and assessment of the main legal issues regarding these units), and Legal Retail Business Department (responsible for the legal issues related to products and services of the retail banking and insurance company).

He has also served in the Corporate Law and Contracts Law departments (August 1998 to February 2005) of Tozzini Freire Advogados.

Education

He has a Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. He also attended a Specialization course in Business Law from Pontifícia Universidade Católica de São Paulo – PUC-SP (2001) and has a Master’s degree (L.L.M.) from Columbia University Law School in New York, U.S. (2004).

Andre Balestrin Cestare (Officer)

Relevant skills and experience

Mr. Cestare has held several positions within the Itaú Unibanco Group including Officer of Itaú Unibanco S.A. since August 2017, where he was the Finance Superintendent responsible for the financial planning of the Retail Banking, the analysis and disclosure of results and changes from budget; budgeting and monitoring the performance of products under Retail management (April 2016 to July 2017); he was also responsible for the Accounting Management of Loan Operations and contact to regulatory bodies, including sending regulatory information on loan portfolio, and calculating and controlling the allowance for loan losses (June 2015 to April 2016); responsible for preparing, analyzing and disclosing the managerial budget, calculating managerial result by product, sales channel and operation, and costing model calculations (June 2014 to June 2015); responsible for preparing, analyzing and disclosing the managerial budget (June 2012 to June 2014), and responsible for calculating the Treasury managerial result, providing support to management of structural and proprietary positions, and supporting the Treasury result budget (June 2010 to June 2012).

He has also been Officer of Investimentos Bemge S.A. since August 2017.

Education

He has a Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 2000, a Postgraduate degree in Business Administration from Fundação Getúlio Vargas (FGV), São Paulo, Brazil (2002), and a Professional Master’s degree in Finance and Economics from Fundação Getúlio Vargas (FGV), São Paulo, Brazil (2007). He also attended the Executive Qualification Program from Fundação Dom Cabral (2016).

Eduardo Hiroyuki Miyaki (Officer)

Relevant skills and experience

Mr. Miyaki has held several positions within the Itaú Unibanco Group including Officer at Itaú Unibanco S.A. since April 2017 and from May 2010 to August 2011.

Mr. Miyaki worked as Manager of the Money Laundering and Frauds Prevention program of Itaú Unibanco (1996 to 2003) and was the manager responsible for the Internal Audit of the Asset Management and Treasury departments (2003 to 2004). He worked on the coverage of risks of Capital Markets, Pension Plan and Securities departments as Internal Audit Superintendent (2005 to 2010) and was responsible for the internal audit activities of the wholesale banking, wealth management and international units (May 2010 to February 2017), when he started to coordinate the Operational Risk Control and Internal Controls activities of Itaú Unibanco Holding Financeira to this date.

Mr. Miyaki has also been Officer at Banco Itaú BBA S.A. since April 2017.

Education

He has a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP) in 1994 and attended a Specialization course in Sanitation from the Federal University of Gundai, Japan (1996). He also attended a Specialization course in Business Administration from CEAG at Fundação Getúlio Vargas (FGV), São Paulo, Brazil (July 1998) and has an MBA in Finance and International Business from Leonard Stern School of Business of New York University (May 2003).

Emerson Macedo Bortoloto (Officer)

Relevant skills and experience

Mr. Bortoloto joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since November 2008, he has been responsible for assessing processes related to market, credit and operational risks, in addition to project auditing and continuous auditing. He was also responsible for auditing the information technology and retail credit analysis and granting processes.

Education

He has a Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça, a Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP) and, in 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI).

Gilberto Frussa (Officer)

Relevant skills and experience

Mr. Frussa has held several positions within the Itaú Unibanco Group including Corporate Compliance Officer at Itaú Unibanco S.A. since March 2017. He has been Officer since April 2014 and he worked as Retail Products and Business Legal Officer (April 2016 to March 2017).

Mr. Frussa has also been Officer at Dibens Leasing S.A. since June 2017 and Officer at Banco Itaú BBA S.A. since June 2017. At Itaú BBA S.A., he was also Officer (June 2006 to February 2016) and Attorney (April 1995 to June 2006).

He was also Partner (October 1993 to April 1995) at Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department, Attorney (October 1989 to October 1993) at Banco BBA-Creditanstalt S.A., and Law trainee and legal assistant in the Contracts and Intellectual Property departments (September 1986 to May 1989) at Pinheiro Neto – Advogados.

Other appointments

Mr. Frussa was also Chairman of the Legal Affairs Committee (2012 to 2015) of the Brazilian Financial and Capital Markets Association (ANBIMA) and Effective Member of the Appeals Council for the National Financial System (CRSFN) in the capacity of representative of the National Association of Investment Banks (ANBID) (2000 to 2003) and in the capacity of representative of ANBIMA (2011 to 2013).

Education

He has a Bachelor’s degree in Law from Universidade de São Paulo (USP) in 1989.

José Virgilio Vita Neto (Officer)

Relevant skills and experience

Mr. Vita Neto has held several positions within the Itaú Unibanco Group including Officer at Itaú Unibanco S.A. since October 2011.

He joined Unibanco - União de Bancos Brasileiros S.A. in February 2000 and worked as lawyer until June 2003. He was responsible for the wholesale banking’s legal consulting department, particularly, structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (June 2003 to June 2008), being responsible for the wholesale banking’s legal department, including, particularly, structured operations, real estate loans, foreign exchange, derivatives and project financing; retail legal consulting and administrative and investigative proceedings, including those related to consumer protection bodies. He also worked as Legal Superintendent (June 2008 to October 2009), responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. At the Itaú Unibanco’s structure, he served as Legal Superintendent (December 2009 to March 2011), being responsible for the Retail Legal Consulting, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal cases.

Education

He has a Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2000, a Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006, and a Ph.D. in Civil Law – Contracts from Universidade de São Paulo (USP) in 2007.

Matias Granata (Officer)

Relevant skills and experience

Mr. Granata has held several positions within the Itaú Unibanco Group including Officer at Itaú Unibanco S.A. since July 2014.

Also at Itaú Unibanco S.A., he was Superintendent of Market Risk (October 2010 to April 2014); Superintendent of Operational Risk (March 2009 to October 2010); Senior Treasury Trader – Proprietary Desk São Paulo (August 2007 to March 2009); Senior Treasury Trader – Proprietary Desk London (August 2004 to August 2007); Treasury Trader – Proprietary Desk, São Paulo (April 2003 to August 2004); Senior Economic Research Economist (May 2002 to April 2003).

Education

He has a Master’s degree in International Economic Policy from the University of Warwick, UK, British Chevening Scholarship (2000 to 2001); a Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina (1998 to 2000), and a Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Argentina (1992 to 1997).

Renato Barbosa do Nascimento (Officer)

Relevant skills and experience

Mr. Nascimento has held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from July 2009 to July 2017. He took part in a three-year professional exchange program (July 2014 to July 2017) and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as audit officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (July 2009 to July 2017). In this period, Mr. Nascimento was also responsible for following up external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries.

Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he has been Audit Senior Manager of the financial industry (March 2008 to July 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Central Bank of Brazil. Mr. Nascimento served as Audit Senior Manager of the financial industry (February 2006 to March 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, as audit senior manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International

Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

Education

He has a Bachelor’s degree in Accounting from Universidade Paulista (1998) and a Bachelor’s degree in Business Administration from Universidade Paulista (1999). He also has a MBA in Business Administration from Fundação Getúlio Vargas (FGV), São Paulo, Brazil (2003).

Rodrigo Luís Rosa Couto (Officer)

Relevant skills and experience

Mr. Couto has held several positions within the Itaú Unibanco Group including Corporate Risk Superintendent (February 2008 to December 2011) at Itaú Unibanco Holding S.A. and has been Officer at Banco Itaú BBA S.A. since June 2015.

He has also been Officer at Dibens Leasing S.A. – Arrendamento Mercantil since January 2014 and Officer at Itaú Unibanco S.A. since December 2011.

Mr. Couto was an Associate (September 2005 to February 2008) at McKinsey & Company and Inspector (1998 to 2003) at the Central Bank of Brazil.

Other appointments

He participated in an internship program at BIS’s Financial Stability Institute where he worked on the development, and was member of the teaching staff, of a training course for bank supervisors of worldwide regulatory authorities (April to June 2003).

Education

He has a Bachelor’s degree in Business Administration, Finance major, from Universidade Federal do Rio Grande do Sul (1993 to 1997), and a Master’s degree in Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003 to 2005).

Sergio Mychkis Goldstein (Officer)

Relevant skills and experience

Mr. Goldstein has held several positions within the Itaú Unibanco Group including Officer at Itaú Unibanco S.A. since December 2015 and Officer at Banco Itaú BBA S.A. since December 2015.

At Banco Itaú BBA S.A., Mr. Goldstein was responsible for the Wholesale Legal and Tax Departments, carrying out legal services in the following business lines: (i) Investment Banking: coordinating the performance of services in fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services in treasury operations, mainly fund raising with the retail segment, private segment, and institutional investors; (iii) Wealth Management Services: coordinating the performance of the service in asset management operations of the Itaú Group, Private Banking, and custody, management and own and third parties’ fund management activities; (iv) Allocated Funds and On lending: coordinating the performance of services to meet corporate banking demands with respect to allocated fund operations (rural and real estate) and on lending operations of funds from BNDES and other external lines; (v) Debt Restructuring: coordinating the performance of the services to meet the demands of the Debt Restructuring Department, both in the corporate and the largest companies in the middle-market segments, basically working on the restructuring of contracts – out of court; (vi) Cross Border Loans/F/X: coordinating the performance of services to meet the demands for granting foreign and cross border loans; (vii) High Volumes: coordinating the performance of services to meet the demands for banking products, such as working capital, selling, buying, assignment and discount operations; (viii) Tax Advisory and Litigation issues.

Education

He has a Bachelor’s degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2000, and a Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA, U.S.) in 2004.

Tatiana Grecco (Officer)

Relevant skills and experience

Ms. Grecco has held several positions within the Itaú Unibanco Group including Officer of Itaú Unibanco S.A. since July 2017. She has been Superintendent of Investment Funds since June 2014 in the Itaú Asset Management Department – Superintendency of Portfolio Solutions, being responsible for the portfolio solutions management desk of Itaú Asset Management, comprising the systematic, structured and smart beta funds, as well as the exclusive funds and portfolios of Itaú’s Private, Corporate and Institutional clients; Superintendent of Investment Funds since January 2009 in the Itaú Asset Management Department – Superintendency of Indexed Funds, being responsible for the indexed fund management desk of Itaú Asset Management, comprising both Fixed Income and Variable Income funds – funds and ETF’s based on both local and international indexes; Superintendent of Technical Reserves and Manager of Senior Portfolios (October 2001 to December 2008) in the Itaú Asset Management Department – Superintendency of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies and open and closed pension entities of the Itaú Conglomerate.

Education

She has a Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; a Postgraduate degree in Business Administration from Universidade Ibirapuera (1997); Executive MBA in Finance from IBMEC Business School - SP (2001). She also has a Professional Master’s degree in Business Administration from Fundação Getúlio Vargas (FGV), São Paulo, Brazil (2012).

Tom Gouvêa Gerth (Officer)

Relevant skills and experience

Mr. Gerth has been Officer of Itaú Unibanco Holding S.A. since November 2017 and Officer of the Controller’s Department for Latin America (June 2015 to June 2017) and Member of the Executive Committee for Latin America of PayPal do Brasil Serviços de Pagamentos Ltda.

He has also been Controller of Metropolitan Life Seguros e Previdência S.A. (MetLife) (August 2013 to May 2015), responsible for financial reports, treasury, internal controls and taxes.

Mr. Gerth started his career at PricewaterhouseCoopers (April 1998) as Senior Manager and remained until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). He worked in the New York office (2007 to 2009).

Education

He has a Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie (1997). He also attended the International Executive MBA from Fundação Instituto de Administração (FIA), completed in 2011, and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business.

Mr. Gerth is a U.S. Certified Public Accountant (CPA) and member of the American Institute of Certified Public Accountants (AICPA).

Audit Committee

The résumé of Mr. Gustavo Jorge Laboissière Loyola (Member of the Board) is detailed above, in the Board of Directors item.

Antonio Francisco de Lima Neto (Independent Member)

Relevant skills and experience

Mr. Lima Neto was President of Banco Fibra S.A. (August 2009 to October 2013) and has held several positions in Banco do Brasil S.A. including President (December 2006 to April 2009); Vice President of Retail and Distribution (July 2005 to December 2006); Vice President of International Business and Wholesale (November 2004 to July 2005); Commercial Director (September 2001 to November 2004); Executive Superintendent of the Commercial Board (July 2000 to September 2001); Tocantins State Superintendent (May 1999 to May 2000); and Regional Superintendent of Belo Horizonte (from January 1997 to May 1999).

Mr. Lima Neto has served as Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; Member of the Board of Directors (2006 to 2009) of the Brazilian Federation of Banks (FEBRABAN); Member of the Board of Directors (2004 to 2005) of BB Securities Limited; Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil; and Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil.

Education

He has a Master’s degree in Economics from Fundação Getúlio Vargas (FGV), São Paulo, Brazil (January 2017) and attended a Course for Board Members at the Brazilian Institute of Corporate Governance (2014). Mr. Lima Neto also has a Latu Sensu Postgraduate degree in Marketing from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ (2001) and MBA in Training for Executives from Fundação Dom Cabral (1997). He also has a Bachelor’s degree in Economics from Universidade Federal de Pernambuco (1996).

Diego Fresco Gutierrez (Independent Member and Financial Expert)

Relevant skills and experience

Mr. Gutierrez has been Member of the Audit Committee of Itaú Corpbanca (Chile) since May 2016 and an alternate Director of Itaú Corpbanca (Chile) since March 2018.

He has been Independent Advisor since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance and internal and external audit issues.

Mr. Gutierrez was a partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements.

Education

He has a Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay (1994). Mr. Gutierrez has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he also is a Public Accountant registered in the Regional Accounting Board of the State of São Paulo. He also attended the Course for Members of Boards of Directors from the Brazilian Institute of Corporate Governance (2013).

Geraldo Travaglia Filho (Independent Member)

Relevant skills and experience

Mr. Travaglia Filho has held several positions within the Itaú Unibanco Group including Executive Officer (November 2008 to April 2009), and Secretary of the Board of Directors (December 2010 to July 2012) at Itaú Unibanco Holding S.A.

He was also Executive Officer at Itaú Unibanco S.A. (November 2008 to April 2009), Banco Itaú BBA S.A. (November 2008 to January 2010) and Redecard S.A. (May 2009 to April 2010).

Mr. Travaglia Filho was Vice President of Unibanco – União de Bancos Brasileiros S.A. (September 2004 to April 2009), Executive Officer (1996 to 2004) and Officer of Planning, Accounting and Control (1990 to 1994).

Education

He has a Bachelor’s degree in Administration from Universidade de São Paulo (USP) in 1979 and attended an advanced course on Bank Management from the Wharton School of the University of Pennsylvania (1992).

Maria Helena dos Santos Fernandes de Santana (Independent Member)

Relevant skills and experience

Ms. Santana has been Member of the Board of Directors of Bolsas y Mercados Españoles (BME) since 2016 and Member of the Board of Trustees of IFRS Foundation since January 2014.

Ms. Santana was Member of the Board of Directors and Chairman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. (2013 to 2017); Member of the Board of Directors of CPFL Energia S.A. (April 2013 to 2015); and Chairman (July 2007 to July 2012) and Director (July 2006 to July 2007) of the Brazilian Securities and Exchange Commission (CVM).

She worked for BM&FBovespa S.A. (currently B3 – Brasil, Bolsa, Balcão), from 1994 to 2006, initially in the Special Projects department and then as Executive Superintendent of Relationships with Companies (2000 to 2006). In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation.

Other appointments

Ms. Santana was Vice President of the Brazilian Institute of Corporate Governance (IBGC) from 2004 to 2006; Chairman of the Executive Committee of International Organization of Securities Commissions (IOSCO) from 2010 to 2012; and Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) from 2000 to 2015.

Education

She has a Bachelor’s degree in Economics (1990) from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP).

Rogério Paulo Calderón Peres (Independent Member)

Relevant skills and experience

Mr. Peres has held several positions within the Itaú Unibanco Group including Officer and at Itaú Unibanco Holding S.A. (April 2011 to April 2014), Member of the Disclosure and Trading Committee from June 2009 to April 2014 and Officer at Itaú Unibanco S.A. (April 2009 to April 2014).

Mr. Peres has also served as Director Vice President (June 2012 to April 2013), Chairman of the Board of Directors and CEO (April 2013 to April 2014) of Investimentos Bemge S.A.

He also was Officer (April 2013 to April 2014) at Dibens Leasing S.A. – Arrendamento Mercantil, Executive Officer (2007 to 2009) at Unibanco – União de Bancos Brasileiros S.A. and CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America at the HSBC Group (July 2014 to October 2016).

Mr. Peres was Executive Vice President (2003 to 2006) at the Bunge Group – Bunge Brasil S.A., Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos and also Member of the Audit Committees of the Bunge Foundation, Bungeprev and Fosfertil.

He was also Partner engaged in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers.

Education

He has a Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (FGV), São Paulo, Brazil, and in Accounting from Fundação Paulo Eiró, São Paulo. He also has Postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business. Mr. Peres also has an Executive MBA from the University of Western Ontario, Canada, Case Studies in consumer and retail companies. Center for Executive Development Faculty at Princeton University, Business Strategy and Organization. Continuing Education Management and Professional Training, Arundel, England. Executive Business Development – Finance and Investment Decision Course – Analyses and Measures at Fundação Getúlio Vargas (FGV), São Paulo, Brazil. Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Fiscal Council

Alkimar Ribeiro Moura (Independent Member)

Relevant skills and experience

Mr. Moura has held several positions within the Itaú Unibanco Group including Member of the Audit Committee (May 2010 to July 2015).

Mr. Moura is a Retired Economics Professor at the São Paulo School of Business Administration of Fundação Getúlio Vargas (FGV), São Paulo, Brazil.

He was Independent Member of the Board of Directors (May 2012 to March 2017), and Coordinating Member of the Audit Committee (November 2013 to March 2017) of Cetip S.A. Mercados Organizados (Organized Over-the-Counter Market in Assets and Derivatives).

Mr. Moura was Independent Member of the Supervisory Board of BM&FBovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) - Market Supervision (October 2007 to September 2010).

He was Chairman of Investment Banking (April 2001 to January 2003) and Vice Chairman of Finance and Capital Markets (April 2001 to January 2003) at Banco do Brasil S.A.

Mr. Moura has held several positions within the Central Bank of Brazil, including Standards and Financial System Organization Officer (February 1996 to September 1997); Monetary Policy Officer (February 1994 to February 1996); Public Debt and Open Market Transactions Officer (January 1987 to January 1988).

He was Officer at Banco Pirelli-Fintec (March 1988 to March 1993).

Education

He has a Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, Brazil (1963); a Master’s degree from the University of California, Berkeley (1966); and a Ph.D. in Applied Economics from Stanford University, California, (1978).

Carlos Roberto de Albuquerque Sá (Independent Member)

Relevant skills and experience

Mr. Albuquerque Sá has held several positions within the Itaú Unibanco Group including Alternate Member of the Fiscal Council (April 2015 to April 2016).

He has been Coordinator of the Audit Committee of Lojas Marisa S.A. since 2012 and Coordinator of the Audit Committee of Moinhos Paulista S.A. since 2016.

Mr. Albuquerque Sá was Effective Member (2016 to 2017) and Alternate Member (March 2011 to October 2012) of the Fiscal Council of Marfrig S.A.; Officer at KPMG Auditores Independentes (March 2003 to December 2010); Risk Officer at Net Serviços de Comunicação S.A. (March 1999 to December 2002); Administrative and Financial Officer at Sobremetal (March 1995 to December 1998); Financial Officer of Castrol do Brasil Ltda. (March 1991 to December 1994); Controller at Schlumberger Serviços de Petróleo Ltda. (March 1986 to December 1988); and Financial Manager at Det Norske Veritas (March 1979 to December 1981).

Education

He has a Bachelor’s degree in Economics from Universidade Candido Mendes (1973), and in Accounting from Faculdade Moraes Júnior (1981), and a Postgraduate degree in Finance from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ (1995).

José Caruso Cruz Henriques (Independent Member)

Relevant skills and experience

Mr. Henriques has been Alternate Member of the Fiscal Council of Itaú Unibanco Holding S.A. since August 2011, Effective Member since May 3, 2016 and Chairman since June 2017.

Mr. Henriques was Managing Officer at Itaú Unibanco S.A. (December 1988 to August 2003); Officer at BFB Leasing S.A. – Arrendamento Mercantil (June 1997 to July 2003); Member of the Board of Directors of Banco Itauleasing S.A. (December 1994 to September 2003); Officer at Banco Itaucard S.A. (March 2000 to April 2003); Managing Officer at Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. (April 1994 to July 2003); Managing Officer at Banco Itaú Cartões S.A. (July to October 2000); and Officer at Itautec Componentes da Amazônia S.A. – Itaucam (April 1993 to April 2003).

He has been Executive President of Corhen Serviços Ltda. since 2003.

Education

He has a Bachelor’s degree in Law from Universidade de São Paulo (USP) in 1971 and a Postgraduate degree in Business Administration from Fundação Getúlio Vargas, São Paulo, Brazil (1979).

Performance evaluation of the Board of Directors and Board of Officers

Board of Directors

Our Board of Directors, its members and its Chairman, as well as the Board committees, are annually assessed to check the performance of our management members and bodies in compliance with the best corporate governance practices.

The reelection of members of the Board of Directors and of the committees takes into account their positive performance and high attendance at meetings during the previous term and experience and level of independence.

The evaluation process is as follows: self-evaluation of the members of the Board, cross-evaluation of the members of the Board (Board members evaluate each other), evaluation of the Board itself by its members, evaluation of the Chairman by Board members and evaluation of the Board committees by their members.

The evaluation process is structured taking into account the specific characteristics/responsibilities of the Board, its members, its Chairman, and each of the Board committees, thus seeking to achieve a high level of expertise.

The evaluation process is conducted by an independent person, responsible for distributing specific questionnaires to the Board of Directors and to each of the Board committees, as well as for interviewing members of the Board and Board committees individually.

This independent person is also responsible for analyzing the answers and comparing them to results from previous years to identify and address any gaps relating to the Board of Directors or the Board committees that may be identified by this process.

Additionally, the Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the evaluation results, as well as the composition and succession plan of the Board of Directors. Besides such support by the Nomination and Corporate Governance Committee, an independent person is responsible for carrying out the evaluation.

Our Board of Directors is composed of professionals with outstanding knowledge and expertise in different areas of operation. We present below a matrix of skills with the expertise of our Board of Directors.

EXPERTISE OF THE BOARD OF DIRECTORS

PERCENTAGE OF BOARD MEMBERS WHO ARE EXPERTS IN EACH OF THE TOPICS

SUSTAINABILITY/ INVOLVEMENT WITH SOCIETY/ CULTURAL DEVELOPMENT
58.33%

RETAIL
50%

MARKETING/ COMMUNICATION
58.33%

TECHNOLOGY
33.33%

AUDIT/ RISK MANAGEMENT/ COMPLIANCE
41.66%

CAPITAL MARKETS
83.33%

FINANCIAL AND BANKING MARKET
83.33%

FINANCE/ ACCOUNTING
75%

LEGAL/ REGULATORY
25%

HUMAN RESOURCES/ PERSONNEL
83.33%

Officers

With respect to officers, the performance evaluation comprises an assessment of behavior and results, as shown below:

Compensation and benefits

1)	Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as ensuring consistency with our risk management policy.

1.1)	Compensation Committee

We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include:

•	Developing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.
•	Discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for employees and recommending improvements to the Board of Directors based on the policy principles.
•	Proposing to the Board of Directors the amount of aggregate compensation of management members to be submitted to the Annual General Stockholders’ Meeting.
•	Preparing, on an annual basis, the “Compensation Committee Report”.

1.2)	Compensation policy

The purpose of our compensation policy is to consolidate our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the running of our business, in a sustainable manner, subject to proper risk limits and always in line with stockholders’ interests.

1.3)	Compensation strategy

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically verify these parameters by:

•	Commissioning salary surveys conducted by specialized consultants.
•	Participating in surveys conducted by other banks.
•	Participating in specialized forums on compensation and benefits.

2)	Compensation of employees

The compensation of our employees is composed of:

•	Monthly fixed compensation.
•	Variable compensation.
•	Benefits.

Fixed compensation is determined in accordance with the complexity of an individual’s work duties and such individual’s performance with respect to such duties. Employees’ fixed compensation changes according to our promotion and merit policy, which takes into consideration employees’ seniority and responsibilities and their performance when carrying out duties over the assessed period. In addition, employees are entitled to salary adjustments, in accordance with applicable collective bargaining agreements.

Variable compensation in turn acknowledges the level of dedication, results achieved and short, medium and long-term sustainability of these results. Employees are also entitled to additional amounts if established in the collective bargaining agreements applicable.

Finally, we provide several benefits that were agreed with labor unions that represent our employees’ many professional categories, and these benefits are established in the respective collective bargaining agreements, such as: food allowance, day care/baby sitter, transportation, etc.

In addition to those set forth in collective bargaining agreements, we offer the following benefits:

•	Medical and dental care plans.
•	Private pension plans.
•	Group life insurance.
•	Check-up.
•	Parking lot.
•	Psychosocial services.
•	Differentiated treatment for using banking products and services.

The availability of these benefits may vary in accordance with the employee’s category or the regulation applicable to each jurisdiction.

2.1)	Stock-based profit sharing to employees

We have a stock-based profit-sharing program for a specific target audience, acknowledging those who stood out during the relevant year.

DELIVERY OF PREFERRED SHARES

The number of preferred shares or share-based instruments granted is determined by the following factors:

- FINANCIAL RESULTS OF THE COMPANY
- RESULTS OF THE DEPARTMENT
- INDIVIDUAL PERFORMANCE

The grant represents an additional percentage to the amount of the individual Profit Sharing, and it is limited to a ceiling that varies in accordance with the position held and individual performance.

The grant is made in the year immediately after the performance year to which it relates.

Of the total granted, one-third vests each year over a period of three years after the award.

ITUB4
PERFORMANCE YEAR
GRANT YEAR
YEAR 1
YEAR 2
YEAR 3

DELIVERY YEARS

To calculate the value of the shares, the average price of our preferred shares on B3 in the 30 days prior to calculation is used. The calculation is made on the seventh business day prior to the delivery date.

Upon the delivery of shares, the amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to management members are paid, adjusted by the profitability rate of the Interbank Deposit Certificate (CDI).

3)	Compensation of management members

COMPOSITION OF THE ANNUAL COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS, BOARD OF OFFICERS, FISCAL COUNCIL AND AUDIT COMMITTEE [1]

MONTHLY FIXED COMPENSATION
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting.
ANNUAL FIXED COMPENSATION
Stock-based compensation approved at the Annual General Stockholders' Meeting.
BOARD OF DIRECTORS 2 3 4 5
ANNUAL VARIABLE COMPENSATION
Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution no. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting.
MONTHLY FIXED COMPENSATION
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting.
BENEFIT PLAN
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance.
3 BOARD OF OFFICERS
ANNUAL VARIABLE COMPENSATION
Statutory profit sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting.
MONTHLY FIXED COMPENSATION
Fees in cash approved at the Annual General Stockholders' Meeting.
FISCAL COUNCIL
4 5 AUDIT COMMITTEE
MONTHLY FIXED COMPENSATION
Fees in cash determined by the Board of Directors.

[1] Management members who are also part of statutory or non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. Any non-management member of the Compensation Committee is compensated for the performance of his/her duties in this Committee.

[2] In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, his/her compensation will be subject to the compensation model for officers.

[3] Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.

[4] Members of the Board of Directors and Audit Committee receive benefits only if they have previously been officers of the Company.

3. 1) Composition of compensation of management members

MEMBER	YEAR	MONTHLY FIXED COMPENSATION	ANNUAL FIXED COMPENSATION	ANNUAL VARIABLE COMPENSATION	BENEFITS
BOARD OF DIRECTORS (1) (2)	2017	23%	31%	44%	2%
	2016	21%	40%	37%	2%
	2015	24%	40%	34%	2%
BOARD OF OFFICERS (2)	2017	8%	0%	91%	1%
	2016	7%	0%	92%	1%
	2015	7%	0%	92%	1%
FISCAL COUNCIL (2)	2017	100%	0%	0%	0%
	2016	100%	0%	0%	0%
	2015	100%	0%	0%	0%
AUDIT COMMITTEE (2)	2017	100%	0%	0%	0%
	2016	100%	0%	0%	0%
	2015	100%	0%	0%	0%

(1) Brazilian legislation does not require the disclosure of individual compensation of our management members, except for the highest and the lowest amounts received, and the identification of the executives is not required.
The Brazilian Institute of Finance Executives of Rio de Janeiro (*Instituto Brasileiro de Executivos de Finanças - IBEF Rio de Janeiro*) filed, on behalf of its members, a lawsuit challenging the legality of this disclosure requirement, and an injunction was granted to suspend such requirement. Based on the decision of the Board of Directors, we will await the final judicial decision to carry out those disclosures.

(2) The percentage of benefits related to the Board of Directors refers to members who had previously been officers of the Company.

(3) Except for the benefits determined by our policy, we do not enter into services agreements with management members that determine benefits upon the termination of relationship.

3. 2) Criteria for defining monthly and annual fixed compensation of management members:

Fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: the monthly fixed compensation is consistent with market practices and periodically reviewed to attract qualified professionals. Additionally, history and résumé, among other factors, are taken into account.

Board of Officers: the monthly fixed compensation is established in accordance with the position held and is based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also enabling their mobility in our different businesses. Fixed compensation amounts are determined taking into account market competition.

Fiscal Council: within the limits established by legislation, members of the Fiscal Council are paid a monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation of members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i. e., not including benefits, representation allowances and profit sharing).

Audit Committee: The members of the Audit Committee are paid a monthly fixed compensation amount only and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

3. 3) Criteria for defining the annual variable compensation of the Board of Officers(1):

The annual variable compensation takes into account three main factors:

PERFORMANCE OF THE OFFICER

THE RESULT OF THE APPLICABLE BUSINESS AREA

FINANCIAL RESULTS OF THE COMPANY

$
Itaú

(1)	Within the limits established by legislation, the compensation of Officers in charge of internal control and risk departments is determined irrespective of the performance of the business areas they control and assess so as not to give rise to any conflicts of interest. However, even though compensation is not impacted by the results from business areas, it is still subject to any impacts arising from our results.

3. 4) Distribution of the annual variable compensation of the Board of Officers(2):

(2) In accordance with CMN Resolution No. 3,921, a portion of the variable compensation must be deferred.

3. 5) Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

4) Partners and Associates Program to officers and employees

Aimed at aligning the interests of our officers and employees to those of our stockholders, this program offers to participants the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks.

The program is aimed at officers and employees approved by the Personnel Committee due to their history of contribution, relevant work and outstanding performance. It has two types of appointments: partners and associates, and the person must join the program first as an associate. Main differences in the two types of appointments are as follows:

Partners:

•	Eight-year term of office.
•	Eligible to successive reappointments.
•	Possibility to invest 50% to 100% of variable compensation.

Associates:

•	Four-year term of office.
•	Eligible to two reappointments (maximum 12-year term).
•	Possibility to invest 35% to 70% of variable compensation.

MATCHING

ASSOCIATE

Participants can be elected to the category of Associate or Partner and both of them will be elegible to receive shares as a return on the investment made through the Program (Matching).

PARTNER

Of the total granted, 50% vests in the third year and 50% vests in the fifth year after the award.

DELIVERY YEAR (YEAR 3)

DELIVERY YEAR (YEAR 5)

GRANT YEAR | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 | YEAR 6 | YEAR 7 | YEAR 8

Shares received will remain unavailable for sale for five-and eight-year terms as from each investment in shares.

YEAR 5 — AVAILABLE FOR SALE

70% ASSOCIATES
50% PARTNERS

YEAR 8 — AVAILABLE FOR SALE

30% ASSOCIATES
50% PARTNERS

The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the consideration paid by the Company, which is delivered in preferred shares (ITUB4).

To calculate the value of the shares, the average price of our preferred shares on B3 in the 30 days prior to calculation is used. The calculation is made on the seventh business day prior to the delivery date.

Any Partners Shares not yet received will also be subject to "Malus", that is, a reduction proportional to any reduction in our realized recurring net income or of the applicable business area.

5) Stock Grant Plan

Under the terms of CVM Ruling No. 567/15, to consolidate the rules of our stock-based long-term incentive programs, described in the previous items, we approved the Stock Grant Plan at the 2017 Extraordinary General Stockholders’ Meeting.

With the Stock Grant Plan we reinforced the alignment of interests of our management members and employees and our direct and indirect subsidiaries to the interests of stockholders and our own.

6) Stock Option Plan to officers and employees

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate the participants of this program into the Conglomerate’s development process in the medium and long term.

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, vesting periods and effectiveness of options, in compliance with the rules set forth in the Stock Option Plan.

Options may be granted only to participants if there is net income sufficient to be distributed as mandatory dividends. Also, to avoid the dilution of stockholders, the sum of shares to be used in the programs described in the Stock Grant Plan and Stock Option Plan every year will not exceed the limit of 0.5% of total outstanding shares. In the event the number of shares delivered and options granted is below the 0.5% limit, the difference may be added for purposes of stock-based compensation or granting of options in any one of the seven subsequent fiscal years.

Since 2012 no simple option has been granted within the scope of our Stock Option Plan. For further information on changes in the plan, see Note 22 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please refer to the Investor Relations website:

https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/IUH-2015-04-29_PLANO_DE_OPCOES_(FOR)_ingles.pdf

Our shares

In Brazil, we have two classes of shares negotiated on B3: common and preferred. In the United States of America we have American Depositary Receipts (ADRs) of our preferred shares negotiated at the New York Stock Exchange (NYSE).

Common shares entitle the holder to one vote at our general stockholders’ meetings. The voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares.

Preferred shares are nonvoting but entitle the holder to:

• Priority to receive mandatory dividends, in the amount of R$0.022 per share, non-cumulative with minimum dividend.

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

The creation of a new class of shares with priority over preferred shares, as well as any change in preference or in rights associated with preferred shares, must be approved by at least 50% of common shares and also approved by stockholders representing the majority of preferred shares in a special general meeting. Please refer to section Our governance, item Management structure, General Stockholders’ Meeting, for further information about the procedures for calling general and special stockholders meetings.

The following table sets forth the high and low market closing prices for the preferred shares for the periods indicated:

	Per Preferred Share (ITUB4)(1)		Per ADS (ITUB)(1)
Preferred share price	High	Low	High	Low
	(In R$)	(In R$)	(In US$)	(In US$)
2018	53.12	43.88	16.98	13.53
January	53.12	43.88	16.98	13.53
February	53.00	50.03	16.59	15.11
March	52.79	49.92	16.21	15.04
April (through April 18, 2018)	51.64	49.70	15.45	14.59
2017	45.25	33.53	14.34	10.22
First quarter	41.68	33.53	13.52	10.70
Second quarter	40.30	34.68	12.96	10.22
Third quarter	43.94	36.16	13.98	10.97
Fourth quarter	45.25	40.85	14.34	12.33
2016	38.40	20.97	11.98	4.99
First quarter	30.18	20.97	8.31	4.99
Second quarter	30.65	25.44	8.76	7.28
Third quarter	33.71	27.88	10.51	8.38
Fourth quarter	38.40	31.01	11.98	9.12
2015	32.34	23.46	11.18	5.75
First quarter	30.49	27.07	11.18	8.59
Second quarter	32.34	27.11	10.98	8.64
Third quarter	28.95	23.46	9.26	5.75
Fourth quarter	27.05	23.64	7.38	5.90
2014	34.08	21.98	15.14	8.98
2013	26.00	20.14	13.00	8.78
2012	26.36	18.48	14.86	8.94

Source:  Economatica System.

(1) Historical prices are adjusted by corporate actions, such as 10% share bonus of Itaú Unibanco.

The graph below shows the evolution of R$100 invested from December 28, 2007 to December 28, 2017, comparing our preferred share (ITUB4) price, with and without reinvestment of dividends, to the performance of Ibovespa and CDI.

Main stockholders

We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family.

Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2017.

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

The following table presents information on the persons that, to our knowledge, held over 5% of our common or preferred shares as of March 31, 2018:

Stockholders	Common Shares		Preferred Shares		Total
	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	1,709,389,603	51.71	-	-	1,709,389,603	26.15
Itaúsa – Investimentos Itaú S.A.	1,295,937,718	39.21	112,882	0.00	1,296,050,600	19.83
BlackRock (1)	-	-	233,283,398	7.22	233,283,398	3.57
Others	300,199,585	9.08	2,948,754,411	91.28	3,248,953,996	49.71
Subtotal	3,305,526,906	100.00	3,182,150,691	98.50	6,487,677,597	99.26
Treasury stock	-	-	48,412,635	1.50	48,412,635	0.74
Total	3,305,526,906	100.00	3,230,563,326	100.00	6,536,090,232	100.00

(1) Share ownership information provided by stockholder.

Date: 03/31/2018

IUPAR stockholders’ agreement

Itaúsa and Cia. E. Johnston have a stockholders’ agreement that governs their relationship as controlling stockholders of IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/IUPARingles.pdf for further details. The main terms and conditions of the agreement are described below.

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

Transfer of control and increase of interest in share capital

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

Stockholders’ rights

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

The amount paid to stockholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such cases, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. Please refer to section Attachments, item Considerations for ADS holders, Taxation for ADS holders for further details.

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

Please refer to section Our Profile, item 2017 highlights, Corporate events, Payment of dividends, 10% share bonus of Itaú Unibanco and please refer to Performance, item Complete Financial Statements (IFRS), Note 21 – Stockholders’ equity, for further information about dividends, share bonus and shares outstanding.

Adoption of cumulative voting

Under Brazilian Corporate Law and CVM regulation, stockholders that represent at least 5% of share capital with voting rights may demand a cumulative voting process up to 48 hours before a general stockholders’ meeting. Each share will be entitled to as many votes as the members of the board being elected, and the stockholder has the right to concentrate votes in one candidate or distribute them among several candidates. The presiding officer must inform the stockholders in advance about the number of votes required for the election of each member of the Board of Directors.

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

Additionally, as our Bylaws do not provide for staggered terms, our directors may be reelected consecutively without interruption. Whenever the election has been conducted through a cumulative voting process, the removal from office of any of our directors by our stockholders, at a stockholders’ meeting, will result in the removal from office of all of the remaining directors and a new election shall be arranged. In order not to affect the management of the company as a result of the removal of directors, Brazilian Corporate Law provides that, despite the removal, the same directors may continue to exercise their functions until the newly elected board members take office.

Preemptive right, capital increase and payment for subscribed shares

Each stockholder has the preemptive right to subscribe for shares in any capital increase, in proportion to his/her equity interest, except in specific cases, in compliance with Brazilian Corporate Law.

Our Bylaws authorize the Board of Directors to increase our share capital up to a limit of 8,784,600,000 shares, of which 4,392,300,000 must be common shares and 4,392,300,000 must be preferred shares (authorized capital). Up to the limit of our authorized capital, the issuance of our shares may be made without considering our stockholders preemptive rights if (i) made on a stock exchange; (ii) by a public subscription; and (iii) in exchange for our shares in a public offering for the acquisition of our control. Regardless of this provision, all increases in our share capital must be ratified by our stockholders and approved by the Central Bank.

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

As an alternative, the investor may also deposit shares in the B3 via a custodian institution authorized by CVM. In such case, B3, as central depositary, holds the shares under its name but controls the ownership of the securities through a structure of deposit accounts kept under the investors’ name. There is no distinction in the rights and obligations of stockholders, regardless of whether their shares are deposited with a broker-dealer or with B3.

Redemption and withdrawal rights

Our common shares and our preferred shares are not redeemable, except upon delisting. Pursuant to Brazilian Corporate Law, however, the approval of certain matters entitles a dissenting stockholder to withdraw from the company, such right expiring 30 days after publication of the minutes of the applicable stockholders’ meeting. This withdrawal may occur under certain conditions upon reimbursement of the value of such holder’s shares, calculated based on criteria set forth under Brazilian Corporate Law. Also, in accordance with Brazilian Corporate Law, we are entitled to reconsider any resolution that gives rise to a withdrawal within 10 days following the expiration of the withdrawal period, if such exercise of withdrawal rights jeopardizes our financial stability.

Withdrawal rights are not available to stockholders whose shares have liquidity and are actively traded in the stock market in cases of merger or takeover or in case the company elects to take part in a group of companies.

Common and preferred shares should be reimbursed upon cancellation of their registration at their value, calculated based on the criteria set forth under Brazilian Corporate Law. If the resolution that gave rise to withdrawal rights was approved more than 60 days after the date when the last balance sheet was approved, the stockholder may demand that his/her shares be redeemed at a value based on a new balance sheet, dated up to 60 days after the date of the general meeting.

In the United States

Our preferred shares have been traded on NYSE in the form of ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legal requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002.

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

In 2017, we received from the depositary US$23.5 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

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

CONTACTS	
Shares Program	
Bookkeeping service	Itaú Corretora de Valores S.A.
Phone	3003 9285 (capitals and metropolitan areas) or 0800 720 9285 (further areas) (Brazilian callers) or +55 11 3003 9285 (Non-Brazilian callers)
E-mail	investfone@itau-unibanco.com.br
Site	www.itaucorretora.com.br
Specialized branches address	www.itaucustodia.com.br/agencia_enderecos.htm
ADS PROGRAM	
Depositary bank	The Bank of New York Mellon
Phone	1 888 BNY ADRS (1 888 269 2377) (U.S. callers) or +1 201 680 6825 (Non-U.S. callers)
E-mail	shrrelations@cpushareownerservices.com
Site	www.bnymellon.com/shareowner
INVESTOR RELATIONS	**Itaú Unibanco Holding S.A.**
Phone	+55 11 2794 3547
E-mail	investor.relations@itau-unibanco.com.br
Site	www.itau.com.br/investor-relations

2018 CORPORATE CALENDAR	
Annual General Stockholders' Meeting	April 25, 2018
Earnings Release – First Quarter, 2018	May 1, 2018
Earnings Release – Second Quarter, 2018	July 30, 2018
Earnings Release – Third Quarter, 2018	October 29, 2018

Our commitment to best practices in corporate governance is directly related to our focus on stockholders and investors, transparency and accountability. We are particularly focused on platforms for communication with these groups and are continuously investing to upgrade channels and the quality of our services.

In 2017, to encourage communications with and further strengthen our relationship with our stockholders, capital market investors and analysts, we disclosed the organization's results, strategies and perspectives in 16 public meetings that drew approximately 2.2 thousand attendees in several cities and were held in partnership with the Association of Capital Markets Investment Analysts and Investment Professionals (APIMEC). We also took part in 30 conferences and seven road shows in Brazil and abroad.

We held four quarterly conference calls during 2017, in each case on the day after each quarterly earnings release. The calls are conducted in English and afterwards in Portuguese and may be accessed by telephone or on the internet.

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

Credit Ratings(1)
As of April 20, 2018	Fitch Ratings	S&P Global	Moody's
Itaú Unibanco Holding S.A.
Short Term	B	B	NP
Long Term	BB	BB-	(P) Ba3(2)
Outlook	Stable	Stable	Stable

Itaú Unibanco S.A.
Short Term	B	B	NP
Long Term	BB	BB-	(P) Ba2(3)
Outlook	Stable	Stable	Stable

Itau BBA International plc(4)
Short Term	-	-	P-2
Long Term	-	-	A3
Outlook	-	-	Negative

(1) International Scale Foreign Currency Ratings.

(2) Refers to Itaú Unibanco Holding S.A. Senior Unsecured Debt Rating. Moody's does not assess Deposit Ratings for Itaú Unibanco Holding.

(3) Refers to Itaú Unibanco S.A. Senior Unsecured MTN Rating. Itaú Unibanco S.A. Long Term Deposit Rating is Ba3.

(4) Itau BBA International plc is not rated by Fitch Ratings or Standard & Poor’s. Refers to Moody’s deposit ratings.

Due to the methodology adopted by the rating agencies, Itaú Unibanco’s ratings are in line with the ratings attributed to Brazil.

Therefore, in line with reviews on the sovereign risk outlook, since 2017, Moody’s took the following changes in Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.’s ratings outlook:

•	In March 2017: to stable from negative.
•	In May 2017: to negative from stable.
•	In April, 2018: to stable from negative.

In both March and August 2017, Fitch affirmed the ratings of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A highlighting: controlled risk appetite, sound funding and liquidity position and adequate coverage ratio level. Additionally, this agency rated the bank as a “safe harbor” in times of crisis, with a diversified deposit base. In March 2018, Fitch downgraded Itaú Unibanco’s Long Term ratings to BB from BB+, changing the outlook to stable from negative, due the previous rating action on Brazilian sovereign ratings made in February 2018 (BB- from BB).

In September 2017, S&P upgraded our short-term rating on national scale to brA-1+ from brA-1 and reaffirmed the ratings assigned to Itaú Unibanco and to Itaú Unibanco S.A., improving the “capital and results” position from moderate to adequate, with our companies thus outdoing their competition. In addition, S&P mentioned the bank’s geographic diversification and commissions and fees as positive factors.

In May 2017, S&P placed Brazil’s sovereign rating for review to downgrade and, consequently, the Itaú Unibanco’s ratings, accordingly. The review was concluded in August 2017, and the ratings were affirmed. However, in January 2018, S&P downgraded the Brazilian sovereign rating to BB- from BB, which led to a downgrade of several financial institutions, including Itaú Unibanco Holding S.A. and Itaú Unibanco S.A.

Main differences between Brazilian and U.S. corporate governance practices

We have registered our ADSs on the New York Stock Exchange (NYSE) in the US as a foreign private issuer.As a result NYSE allows us to comply with certain corporate governance requirements established by applicable Brazilian legislation, rather than those set forth in the NYSE corporate governance listing rules applicable to US companies with securities traded on that exchange.

The following is a description of the main differences between our corporate governance practices and those required for US publicly traded companies. Our main rules and policies can be found at www.itau.com.br/relacoes-com-investidores/governanca-corporativa/regulations-and-policies.

NYSE REQUIREMENTS	OUR PRACTICES
INDEPENDENT DIRECTORS	
Companies listed on the NYSE must have a majority of independent directors (as defined in the relevant rules). However, controlled listed companies (companies with more than 50% of their capital held by an individual, group or company), are not obliged to comply with this requirement and are exempt from the rule.	Even though we fall under the exception to NYSE's rule and there is no similar requirement under Brazilian law, our Board of Directors has five directors considered independent pursuant to the criteria established in our Corporate Governance Policy. The criteria we use to determine independence are also different from the NYSE's criteria.
EXECUTIVE SESSIONS	
Non-management directors must meet at regularly scheduled executive sessions without the presence of directors who are also officers of the company.	Even though Brazilian legislation does not have a similar requirement, we hold such executive sessions at least once a year. Currently, only one out of twelve members of our Board of Directors is considered a management director.
NOMINATION AND CORPORATE GOVERNANCE COMMITTEE	
Listed companies have a nominating/corporate governance committee entirely comprised of independent directors and governed by a charter on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.	We have a Nomination and Corporate Governance Committee responsible for stimulating and overseeing discussions of matters related to the company's governance. Currently, one out of five members of our Nomination and Corporate Governance Committee is considered independent under our Corporate Governance Policy. Also, all members of our Nomination and Corporate Governance Committee are considered non-management directors.
COMPENSATION COMMITTEE	
Listed companies have a compensation committee entirely comprised of independent directors and governed by a charter on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.	CVM rules do not require listed companies to have a compensation committee. Nonetheless, we are required to establish a compensation committee pursuant to Brazilian banking regulation. In accordance with such regulations, our Compensation Committee reports to the Board of Directors and members of the Compensation Committee are not required to be independent. However, currently, three out of five members of our Compensation Committee are considered independent under our Corporate Governance Policy.
AUDIT COMMITTEE	
Listed companies are required to have an audit committee that (i) is composed of at least three independent members who are financially literate; (ii) complies with SEC rules related to the audit committee of companies registered with the NYSE; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a charter that expressly sets out the purposes and responsibilities of the committee and that establishes annual performance assessments.	The applicable Brazilian banking rules regulates independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, pursuant to the independence criteria of such rules. Our Audit Committee, formed on April 28, 2004, meets applicable Brazilian legal requirements, is elected annually by the Board of Directors and is composed of professionals with proven technical qualification compatible with the responsibilities of this committee. Under SEC rules, we are not required to have an Audit Committee constituted or operated in accordance with NYSE rules if we meet specified SEC requirements. We believe that our Audit Committee is compliant with the requirements of Rule 10A-3(c)(3) under the Exchange Act and that it is able to act independently when performing its responsibilities. Our Audit Committee, to the extent permitted by Brazilian legislation, performs all functions required to be performed by an audit committee by Rule 10A-3 under the Exchange Act.
STOCKHOLDERS' APPROVAL OF MANAGEMENT MEMBERS' COMPENSATION AND STOCK OPTION PLANS	
Stockholders have the opportunity to vote on all share-based compensation plans and significant changes thereto, including significant increases in the number of shares available to the plan, with a few exceptions.	Brazilian legislation sets forth a comparable requirement, as it establishes the need for approval of the aggregate annual compensation of management members (including shares) and stock option plans at General Stockholders' Meetings.
CORPORATE GOVERNANCE GUIDELINES	
Listed companies are required to adopt and disclose their corporate governance guidelines.	We have a Corporate Governance Policy that consolidates the corporate governance principles and practices that we adopt. We believe such corporate governance principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, since we voluntarily adhere to B3's Level 1 of Corporate Governance and have granted tag-along rights to all stockholders, regardless of their voting rights.
CODE OF ETHICS	
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the code provisions for directors or executive officers.	Brazilian legislation does not have a similar requirement. However, we have a Code of Ethics that, among other matters, governs the conduct of all directors, officers and employees of the Itaú Unibanco Group, detailing the principles that guide our attitudes and practices.
INTERNAL AUDIT	
NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company's risk management processes and internal control systems.	Brazilian banking regulation establishes a similar requirement, since it requires that financial institutions have an internal audit function compatible with the nature, size, complexity, structure, risk profile and business model of the financial institution undertaken by a specific unit directly subordinated to the Board of Directors or an independent auditor (provided that such auditor is not in charge of the audit of the financial statements of the institution financial or any other activity that may imply a conflict of interest). Our internal audit function is responsible for assessing the sufficiency and effectiveness of our operating and management controls, as well as the adequacy of our risk identification and risk management processes. In addition, our internal audit function is independent from management in carrying out its activities and has access to all places, information and people deemed necessary for it to carry out its duties. The internal audit function is administratively subordinated to the Co-Chairmen of the Board of Directors, and its activities are supervised by the Audit Committee.

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

Other risks that we currently deem not material or we are not aware of may give rise to effects similar to those discussed below should they actually occur.

Macroeconomic risk factors

International Scenario

Changes in economic conditions may adversely affect us

Our operations are dependent upon the performance of the economies of the countries in which we do business, Latin American countries in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations.

The demand for credit and financial services, as well as clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the economies of countries in which we do business, Latin American countries in particular, may affect our operations.

The disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase in the risk associated with our lending activity.

The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. Political uncertainty continues to pose a significant risk to the global economic scenario, particularly the possibility of a trade war between the U.S. and China. In the Eurozone, the formation of a new government coalition in Italy remains uncertain and Brexit negotiations are sources of uncertainty, although neither appears to pose an immediate risk to the region or to the global economy. Crises in these countries may decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

Banks that operate in countries considered to be emerging markets, including ours, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in credit ratings, since the ratings of financial institutions, including ours, tend to be subject to a ceiling based on the sovereign credit rating, or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

Thus, crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us.

Please refer to the section entitled “Context, item Macroeconomic Context, Global Context and Brazilian Context” for further details about data and economic indicators.

Domestic Scenario

Brazilian authorities exercise influence on the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as deterioration of government fiscal accounts, may adversely affect us

Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates.

After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. In 2016, GDP decreased by 3.5% and improved to 1.0% in 2017. Growth was impacted by high interest rates, low commodities prices, and high corporate leverage. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay and, consequently, affecting us.

Fiscal:

The Brazilian primary public budget result has been in deficit since 2014. If the deterioration of the Brazilian government fiscal accounts continues, it could generate a loss of confidence by local and foreign investors. Regional governments are also facing fiscal concerns due to their high debt burden, declining revenues and inflexible expenditures. The Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years. In the short term, the spotlight will remain on fiscal reforms that are critical for achieving future compliance with the spending limit. The pivotal Social Security reform is ready to be voted by Congress, however political uncertainty may postpone any progress in the theme to 2019, after the general elections. Diminished confidence in the Brazilian government’s fiscal circumstances could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

Monetary:

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

Foreign exchange:

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

All these changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay. Uncertainty regarding future economic policies may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us. To summarize, any significant change in the Brazilian economy may affect our operations.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects

Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by CVM, SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing losses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities) that acted as underwriters on public distributions of securities of such investigated companies are also parties to certain lawsuits in the U.S. and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Other high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services (IRS) summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. These investigations have not yet been concluded, and we remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last 15 years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

Legal and regulatory risks

Bank regulations

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis

We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Changes in applicable law or regulations may have a material adverse effect on our business

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

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. Recently, the Superior Court of Justice has published a precedent which may have an impact on Brazilian banks’ ability to collect amounts due under credit agreements with natural persons. However, the impacts of such precedent are currently unclear, as the scope of application of said precedent is under evaluation. In addition, local or state legislatures may from time to time consider bills intending to impose security measures and standards for customer services, such as limits in queues and accessibility requirements, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus, which could also adversely affect our ability to collect credit outstanding.

We also have operations outside of Brazil, including, but not limited to, Argentina, Chile, Colombia, Paraguay, the United Kingdom, the United States, Uruguay and Switzerland. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

Increases in compulsory deposit requirements may have a material adverse effect on us

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

Insurance regulations

Our insurance operation is subject to regulatory agencies, such as SUSEP (Superintendência de Seguros Privados) and and ANS (Agência Nacional de Saúde Suplementar). Therefore, we may be affected negatively by the penalties applied by such regulators.

Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law.

Health insurance companies are subject to ANS regulations. With respect to companies that are deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable health insurance company’s portfolio, or take other measures such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio.

In this sense, our insurance operation may be affected negatively by the penalties applied by SUSEP or ANS, as described above.

Capital market and tax regulations

Holders of our shares and ADSs may not receive any dividends

Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on capital distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS.

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

Tax reforms may adversely affect our operations and profitability

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

Risks associated with our business

Market risk factor

The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and may subject us to material losses

Market risk is the risk of losses due to movements in financial market prices. The losses may incur from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices.

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

Credit risk factors

Past performance of our loan portfolio may not be indicative of future performance. Changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control.

For example, in the early part of this decade, Brazilian banks have experienced an increase in loans to consumers, particularly in the automotive sector. However, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition and it could also adversely affect the growth rate and the mix of our loan portfolio.

We may incur losses associated with counterparty exposure risks, including the Brazilian federal government

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2017, approximately 20.6% of all our assets and 72.3% of our securities portfolio were comprised of these public debt securities.

We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an example, failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance.

A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position

Credit ratings represent the opinions of independent rating agencies regarding our ability to repay ours indebtedness, and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability.

Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Itaú Unibanco, are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Itaú Unibanco.

Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses in our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate.

Liquidity risk factor

Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank.

Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among others.

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding.

Concentration risk factor

Concentration risk is the risk associated with potential high financial losses triggered by significant exposure to particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, or to financial instruments that depend on the same index or currency.

We believe that an excessive concentration with respect to a particular risk factor could generate a relevant financial loss for us, especially if the risk is one described in this annual report. We recognize the importance of this risk and the potential impacts that may affect our portfolio and results of operations.

Hedge risk factor

Our hedge strategy may not be able to prevent losses

We use diverse instruments and strategies to hedge our exposures to a number of risks associated with our business, but we may incur losses if such hedges are not effective.

We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the diverse risks and market in which we are involved.

Operational risk factor

Operational risks, which may arise from errors in the performance of our processes, the conduct of our employees, instability, malfunction or outage of our IT system and infrastructure, or loss of business continuity, or comparable issues with respect to our vendors, may disrupt our businesses and lead to material losses. We face operational risk arising from errors, accidental or premeditated, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconducts and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us

Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to potential unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations. Ethical misconduct and non-compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation too, and could result in litigation, regulatory action and penalties. Operational risk also includes: (i) legal risk associated with inadequacy or deficiency in contracts signed by us; (ii) penalties due to noncompliance with laws - such as anti-money laundering and embargo regulation; and (iii) punitive damages to third parties arising from the activities undertaken by us. Also, we have additional services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities.

Cyberattacks may cause loss of revenue and reputational harm through data security breaches that may disrupt our operations or result in the dissemination of proprietary or confidential information

We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, for the purpose of stealing, altering or destroying a specific target by hacking into a technological susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations.

We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information, causing financial loss and damage to our image, directly affecting our customers and partners.

The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us

Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy.

Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers but also at those new ones indispensable for the corporation’s future.

Our performance could be adversely affected if it were unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position.

Misconduct of our employees or representatives may adversely affect us

Our business is based on institutional principles (“Our Way”), among which are "it’s only good for us if it’s good for the client" and "ethics are non-negotiable". However, part of the customer relationship depends on direct interaction with our employees or representatives. Although we have several managing and control tools to foster adequate conduct of our employees and representatives, deviations in behavior such as inappropriate sales and improper use of information may occur. These risks can give rise to customer attrition, need of compensation or reimbursements, litigation and, according to its extension, may expose the institution to reputation risk, financial and credibility losses with the market and regulators.

Strategy risk factors

Our business strategy may not provide us the results we expect

Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated.

Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders.

Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations and other risk factors stated in this document may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan.

Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since our strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries.

The integration of acquired or merged business involves certain risks that may have a material adverse effect on us

As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Until we have signed a definitive agreement, we usually do not comment publicly on possible acquisitions. When we do announce, our stock price may fall depending on the size of the acquisition. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions in a timely manner, on a cost-effective basis or at all. There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to a corporate merger, consolidation or acquisition.

If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected.

Our controlling stockholder has the ability to direct our business

As of December 31, 2017, IUPAR, our controlling stockholder, directly owned 51.49% of our common shares and 26.10% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends.

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

Litigation risk factors

Unfavorable court decisions involving material amount for which we have no provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, may adversely affect our results and financial condition

As part of the ordinary course of our business, we are subject to, and party to various civil, tax and labor lawsuits, which involve substantial amounts of money. Our Complete Financial Statements only include reserves for probable losses that can be reasonably estimated and expenses that we may incur in connection with pending litigation or administrative proceedings, or as otherwise required by Brazilian law. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amount for which we have no provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions may adversely affect our results and financial condition.

Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation.

Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the Public Prosection Office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, Itaú Unibanco Holding establishes provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions.

The Brazilian Federal Supreme Court (STF) has issued a number of decisions in favor of the holders of savings accounts, but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue.

In December 2017, under the mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), holders of savings accounts (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks, including us. This agreement was ratified on a plenary session of the Federal Supreme Court (03/01/2018) and, in 90 days, the holders of saving accounts may adhere to its terms for a period of 24 months to conclude the legal proceedings.

Tax assessments may adversely affect us

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

Management risk factor

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

Financial reporting risk factors

We make estimates and assumptions in connection with the preparation of our financial statements, and relevant changes to those estimates and assumptions could have a material adverse effect on our operating results

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected.

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

Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities

We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent registered public accountanting firm attesting such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets.

Underwriting risk factor

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us

Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

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

Competition risk factor

We face risks associated with the increasingly competitive environment, and recent consolidations in the Brazilian banking industry, as well as competition based on technological alternatives to traditional banking services

The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in markets other than the banking industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Furthermore, digital technologies are changing the ways customers access banking services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional banking services. If we are not successfully able to compete with these disruptive business models and markets, we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer.

Please refer to section Our risk management, item Regulatory environment, Antitrust regulation for further information about competition in the Brazilian Markets.

Reputational risk factor

Damages to our reputation could harm our business and outlook

We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived unable, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damage to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects.

Environmental and social risk factor

We may incur financial losses and damages to our reputation from environmental and social risks

Environmental and social factors are considered one of the most relevant topics for the business, since they can affect the creation of shared value in the short, medium and long terms, from the standpoint of the organization and its main stakeholders. In addition, we also understand environmental and social risk as the risk of potential losses due to exposure to environmental and social events arising from the performance of our activities. For more information about our Environmental and social risk management please refer to section “Risk and capital management”.

Financial institutions are subject to specific guidelines about the management of environmental and social risks, due to CMN Resolution No. 4,327, as of April 25, 2014, that provided for the implementation by financial institutions of environmental and social responsibility policies containing certain minimum requirements. These rules also provide an obligation for registering environmental and social losses, analysis of the environmental risk in the approval of products and services, among other provisions. The Brazilian Central Bank is responsible for the inspection of the corresponding filings and information and for the implementation of the provisions of such regulation.

We understand that environmental and social issues may affect our activities and the revenue of our clients, causing delays in payments or default, especially in the case of significant environmental and social incidents.

Environmental and social risks become more evident when we finance projects. Should there be environmental damage caused by projects in which we were involved with respect to the financing thereof, we could be deemed to be indirectly responsible for such damage and could consequently be held liable for certain damage.

We also recognize that climate change is one of the major challenges for us, because climate events may affect our activities in our administrative buildings, network of branches and data processing centers and are taken into consideration for all geographical regions where we operate in Brazil.

Finally, we could suffer damage to our image and brand if we do not fully comply with voluntary commitments, such as in applying the Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor.

Risk management

Assuming and managing risks is essential to our business and a responsibility of all employees. For this reason, we must have well established objectives with respect to risk management.

In this context, risk appetite determines the nature and the level of the risks that are acceptable for our organization, and the culture of risks guides the necessary attitudes to manage them. In 2018, we will continue our efforts to fully comply with the Risk Appetite guidelines set out by the Board of Directors. Additionally, we will focus on addressing the priorities for 2018, as follows:

•	Risk Appetite: Our challenge is to monitor the progress of traditional risk areas (market risk, credit risk and operational risk), and seek, through risk culture tools, to engage all employees in the risk management day-to-day and, consequently, to comply with our Risk Appetite guidelines.

•	Business Risk: Client centricity is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition creating new products and services focused on client satisfaction.

•	Technology Risk: We are committed to managing our digitalization process, preventing platforms or systems from becoming obsolete and failing to meet the business needs, in addition to increasing our IT department productivity.

•	People Risk: We are committed to improving mechanisms to attract, motivate and retain the best professionals, in addition to preventing teams with knowledge concentrated on key personnel. We seek to continuously improve our evaluation models to be increasingly perceived as fair and meritorious.

•	Regulatory Risk: We understand that we should always be attentive to specific changes in laws and regulations that may affect our business and the offering of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes.

a.	Risk management principles

We pursue sound risk management processes that permeate throughout the entire organization and are the basis of strategic decisions so as to ensure the sustainability of our business.

The principles below establish the fundamentals of risk management, risk appetite and the way our employees work on a daily basis for decision making:

1. Sustainability and customer satisfaction: We want to be a leading bank with sustainable performance and customer satisfaction. We are concerned about creating shared value for employees, customers, stockholders and society, ensuring the longevity of our business. We will only do business that is good for the customer and the bank.

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

i.	Risk appetite

Our risk appetite policy, which was established and approved by the Board of Directors and guides our business strategy, is based on the following statement of the Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this statement, we have implemented five dimensions to our risk appetite framework, each of them composed of a set of metrics associated with the main risks involved, combining additional forms of measurement and seeking a broad view of our exposures:

▪	Capitalization: establishes that we must have enough capital to protect us against a severe recession or a stress event without the need to adapt our capital structure in unfavorable circumstances. This is monitored through the follow up of our capital ratios, in normal and stress situations, and of our debt issuer ratings.
▪	Liquidity: establishes that our liquidity must support long periods of stress. This is monitored through the follow up of our liquidity ratios.
▪	Composition of results: determines that our business will be focused mainly on Latin America, where we will have a variety of customers and products, with low appetite for volatility of results and for high risks. This dimension comprises aspects of business and profitability, market and credit risks. Metrics monitored seek to ensure, by means of limits of exposure concentration, such as industry sectors, quality of counterparties, countries and geographical regions, and risk factors, the proper composition of our portfolios, aimed at the low volatility of our results and the sustainability of our business.
▪	Operational risk: focuses on the control of operational risk events that may negatively affect our business and operational strategy, and is monitored through the followup of the main operational risk events and losses incurred.
▪	Reputation: addresses risks that may affect the value of our brand and our reputation with customers, employees, regulators, investors and the general public. The risks in this dimension are monitored through the follow up of client satisfaction or dissatisfaction, our exposure in the media, in addition to the observance of our conduct.

The Board of Directors is responsible for approving the guidelines and limits of risk appetite, performing its duties with the support of the Risk & Capital Management Committee (CGRC) and our CRO.

Risk appetite is regularly monitored, analyzed and reported to executive levels and to the Board of Directors. In case the monitoring of some metric points to a level above the risk appetite, in normal or projected situations, there is a pre-established governance with authority of reporting, including to the Board of Directors, which organizes necessary discussions and actions to be made to retake the exposures to the desirable levels of risk appetite.

ii.	Risk culture

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

We promote our risk culture, stressing behavior which will help people at every level of the organization to consciously assume and manage risk. With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of Itaú Unibanco, irrespective of their position, area or function.

We also provide channels to report operating failures, internal or external fraud, workplace concerns or cases that may cause disorders and/or losses to us or harm clients. All employees or third parties have the responsibility to communicate problems timely, as soon as they become aware of the situation.

b.	Governance and organizational structure

Our risk management organizational structure complies with Brazilian and international regulations in place and is aligned with best market’s practices. Responsibilities for our risk management are structured according to three lines of defense, namely:

•	In the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting risks.
•	In the second line of defense, an independent unit provides central control, so as to ensure that our risk is managed according to our risk appetite, and established policies and procedures. This centralized control provides the Board and executives with a global overview of our exposure, in order to ensure correct and agile up corporate decisions.
•	In the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

In order to provide the Board with data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by independent validation, internal controls and audit areas.

CGRC is responsible for supporting the Board of Directors in performing its duties related to our capital and risk management. At the executive level we established sub-committees, chaired by our CEO, that are responsible for risk and capital management and report directly to the Risk and Capital Management Committee. The Board of Directors is the main authority with respect to risk and capital management decisions. The following committees are part of our risk and capital management governance structure:

Risk & Capital Management Committee (CGRC): supports the Board of Directors in performing its duties related to our risk and capital management by meeting, at least, 4 times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to:

▪	Decisions regarding the risk appetite of the institution, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy and including: acceptable levels of capital and liquidity; types of risk to which we could be exposed as well as aggregate limits for each type of risk; tolerance with respect to volatility of results and risk concentrations; and general guidelines on tolerance regarding risks that may have an impact on the value of our brand (i.e., image risk).
▪	Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements.
▪	Review and approval of policies and strategies for capital management, which establish mechanisms and procedures for maintaining capital compatible with the risks that are taken by us.
▪	Establishing our minimum expected return on capital as a whole and for our lines of business as well as monitoring performance.

▪	Supervision of our incentive structures, including compensation, seeking to ensure their alignment with risk control and value creation objectives.
▪	Fostering improvement in our Risk Culture.

Please refer to section Our governance, item Management structure for further details about the Audit Committee responsibilities and for complementary information about CGRC.

Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System. This is our main decision-making committee for all operational risk management matters, while defining the operational risk framework and related policies for identification, measurement, assessment, reporting and monitoring of operational risk.

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

Additionally, we have sub-committees, chaired by our CRO and CFO, which are also responsible for risk and capital management. They can report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above.

To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our CRO and CFO, intending to independently and in a centralized manner ensure that the institution’s risks and capital are managed in accordance with established policies and procedures.

c.	Risk management policy

We have a defined standard for policy review, applicable to our Brazilian operations as well as to international units. Institutional guidelines, methodologies and processes, how to address regulatory requirements and best practices are primarily determined by our policies. The institution has an internal policy that provides guidelines and establishes governance for risk management:

(1)	Available for consultation on website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies.

Capital management

a.	Key indicators

Our risk and capital management focus on maintaining our business in line with the risk strategy approved by our Board of Directors. The key indicators based on the Prudential Consolidation, on December 31, 2017, are summarized below.

The Board of Directors is the main body responsible for our capital management and is responsible for approving the institution’s capital management policies and guidelines regarding the institution’s capitalization level. The Board is also responsible for approving the ICAAP report, a process which is intended to assess our capital adequacy. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. There is a structure in place for coordination and consolidation of information and related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

For our annual assessment of capital adequacy, our procedure is as follows:

•	Identification of the risks to which we are exposed and analysis of their materiality.
•	Assessment of the need for capital to cover the material risks.
•	Development of methods for quantifying additional capital,
•	Quantification of capital and internal capital adequacy assessment.
•	Capital and Contingency Plan.
•	Submission of report to the Central Bank.

In compliance with CMN and Central Bank regulations, we have implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP), taking a prospective stance in relation to capital management.

The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Please refer to section Our risk management, item Regulatory environment, for further details about the implementation of Basel III in Brazil.

b.	Minimum requirements

Our minimum capital requirements follow the set of resolutions and circulars disclosed by the Central Bank that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, the Central Bank has authorized our institution to use internal market risk models to determine the total amount of regulatory capital (RWAMINT ), replacing the portion RWAMPAD, as set out in the Central Bank Circular No. 3,646.

The standardized approach continues to be used for external units. Accordingly, use of the internal models does not apply to the following units: Argentina, Chile, Itau BBA International, Itaú BBA Colombia, Paraguay and Uruguay.

From January 1, 2017 to December 31, 2017, the minimum Total Capital ratio required was 9.25%, and following the scheduled for a gradual reduction, it will be 8% on January 1, 2019.

Beyond the minimum requirement, the Central Bank rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under the applicable CMN regulation, the values of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. The amount of each component and the minimum regulatory requirements, is provided for in CMN Resolution 4,193.

c.	Capital composition

The Total Capital, used to monitor our compliance with the operational limits imposed by the Central Bank, is the sum of three items, namely:

•	Common Equity Tier 1: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.
•	Additional Tier 1 Capital: consits of instruments of perpetual nature, that meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I capital.
•	Tier 2 Capital: consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

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

RWAMINT = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80%of the standardized model, and regulated by Central Bank Circulars 3,646 and 3,674;

RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

d.	Capital adequacy

Through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks, and by the necessary capital to face other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. On December 31, 2017, our Total Capital (PR) reached R$142,252 million, an increase of R$2,775 million when compared to December 31, 2016, mainly impacted by the result and the effect of foreign exchange variations during the period.

	As of December 31,
	Prudential Conglomerate			Variation
Capital Composition	2017	2016	2015	2017-2016	2016-2015
	(In millions of R$)			(%)
Tier I Capital (1)	122,453	115,940	101,001	5.6	14.8
Common Equity Tier I Capital (2)	122,396	115,408	100,955	6.1	14.3
Additional Tier I Capital (3)	57	532	46	(89.3)	1,056.5
Tier II Capital (4)	19,799	23,537	27,464	(15.9)	(14.3)
Referential Equity (Tier I + Tier II)	142,252	139,477	128,465	2.0	8.6
Minimum Referential Equity Required	69,995	72,210	79,471	(3.1)	(9.1)
Surplus Capital in relation to the Minimum Referential Equity Required	72,257	67,267	48,994	7.4	37.3
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,470	2,264	1,275	9.1	77.6
Risk weighted assets (RWA)	756,708	731,240	722,468	3.5	1.2

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

Our BIS ratio (calculated as the ratio between our Regulatory Capital and the total amount of RWA) reached 18.8%, on December 31, 2017, a decrease compared to December 31, 2016, when it was 19.1%. Such decrease is mainly explained by an increase of Risk Weighted Assets. Our BIS ratio on December 31, 2017 consisted of 16.2% of Tier 1 Capital and 2.6% of Tier 2 Capital.

	As of December 31,
	Prudential Conglomerate
Capital Ratios	2017	2016	2015
	(%)
BIS ratio	18.8	19.1	17.8
Tier I Capital	16.2	15.9	14
Common Equity Tier I Capital	16.2	15.8	14
Additional Tier I Capital	0	0.1	0
Tier II Capital	2.6	3.2	3.8

Our Total Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also collective financing plans (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

Please refer to section Our risk management, item Regulatory environment, Implementation of Basel III in Brazil, for further details about minimum capital ratios.

Please refer to section Performance, item Complete Financial Statements in IFRS, Note 33 – Regulatory capital for further details about regulatory capital.

Please refer to section Our risk management, item Regulatory environment, Basel III Framework, Implementation of Basel III in Brazil.

Credit risk

a.	Overview

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

Our credit risk management is intended to preserve the quality of the loan portfolio at levels compatible with our risk appetite, for each market segment in which we operate.

b.	Governance

Our credit risk governance is managed through corporate bodies, which report to the Board of Directors or to our executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting our credit limits, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting processes, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. We manage the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

Our credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Our credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

c.	Procedures and key indicators

The key assignments of the business units are (i) monitoring the portfolios under their responsibility, (ii) granting credit, taking into account approval levels, market conditions, macroeconomic prospects, changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others. It also takes into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to our individuals, small and medium companies, credit ratings are assigned based on statistical models (in the early stages of our relationship with a customer) and behavior score (used for customers with whom we already have a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

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

The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, in such a way they reflect risk parameters more accurately.

In compliance with the principles of the CMN Resolution 3,721, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management risks for further details about credit risk.

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

The credit granting process encompasses the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds.

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

Credit cards

Our credit card business is comprised of Itaucard and Hipercard credit cards, as well as credit cards from associations and commercial agreements with significant retailers. Our credit cards are available to account-holding or non-account holding clients, and can be applied for by telephone, internet or points of service at our partner institutions.

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

Payroll loans

Our payroll loan products are available to account-holding or non-account holding clients. Fixed installments are directly deducted from the borrower’s payroll to the bank’s account without being recorded in the debtor’s account.

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

A client’s internal credit rating and the terms and conditions of the proposed transaction are taken into account before approving the proposal. If the proposed transaction meets all of our credit policy requirements, which determine maximum installment amounts, loan to value (LTV) and maturity, and the client’s personal information is validated by credit protection services, the loan is automatically approved.

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

Credit limits to very small and small companies are assigned according to a client’s revenues and are based on a business risk assessment, as well as on other criteria such as the financial condition of the company’s stockholders or partners, the identification of possible credit restrictions and an evaluation of the economic sector in which the company operates. Documentation required includes the company’s governing documents, proof of revenues and information on the partners or stockholders.

Similarly to our procedures for granting loans to individuals, credit may be granted to very small and small companies pursuant to a pre-approved limit or subject to an individual analysis by a credit desk.

Much of the credit we extend to companies in this segment requires the provision of collateral or guarantees. Transactions to finance the production of goods usually require machinery and equipment as collateral. Working capital financing may be collateralized by trade receivables, checks receivable or credit cards receivable or may be collateralized by the company's partners or stockholders and/or third parties.

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

Credit granting in our subsidiaries operating outside Brazil follows the same corporate governance and policies described above. All subsidiaries are subject to a corporate monitoring of credit portfolios, in Brazil, as well as credit granting rules according to the characteristics of each subsidiary, including appropriate approval authority levels in Brazil, and is responsible for the corporate governance related to credit granting.

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management risks, Credit risk, 3. Collateral and policies for mitigating credit risk, for further details about our risk mitigating instruments.

Operational risk

a.	Overview

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

Internally, we classify its risks events in:

•	Internal fraud.
•	External fraud.
•	Labor claims and deficient security in the workplace.

•	Inadequate practices related to clients, products and services.
•	Damage to our own physical assets or assets in use.
•	Interruption of our activities.
•	Failures in information technology systems.
•	Failures in the performance, compliance with deadlines and management of our activities.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

b.	Governance

We have a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.

The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of our prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

c.	Procedures and key indicators

1.	i. Crisis management and business continuity

The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products.

Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and encompasses the following plans:

•	Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods.
•	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations.
•	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus.
•	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements, the program applies the following tools to understand the institution:

•	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.
•	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located.

In addition, we have a corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of environmental, social, and infrastructure/operational (including information technology) nature or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/Corporate_Business_Continuity_Policy.pdf for further details about our Corporate Business Continuity Policy.

Liquidity risk

a.	Overview

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

b.	Governance

Our liquidity risk control is carried out by an area that is independent of our business areas, and which is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where we operate. All activities are subject to assessment by our independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of CMN and Central Bank regulations, we make monthly delivery of our Liquidity Risk Statements (DLR) to the Central Bank and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections.
•	Contingency plans for crisis situations.
•	Reports and charts to enable monitoring risk positions.
•	Assessment of funding costs and alternatives.
•	Tracking, and monitoring of funding sources considering counterparty type, maturity and other aspects.

Please refer to section Performance, item Financial performance, Results, for further details about liquidity and capital resources.

c.	Procedures and key indicators

As from the second quarter of 2016, we started to report the average of our liquidity coverage ratio (LCR) for the period, which is calculated based on the methodology defined by Central Bank regulation, which is in line with the international guidelines. In 2017, the minimum required by the Central Bank is 80%. The average ratio for the fourth quarter was 190.2%. We have diversified sources of funding, of which a significant portion comes from the retail segment. Our principal sources of funds are deposits, savings, issuance of securities and funds from acceptances.

Please refer to section Performance, item Financial performance, Liabilities, for further details about funding and results and item Complete Financial Statements (IFRS), Note 17 – Deposits, Note 19 – Securities sold under Repurchase agreements and Interbank and Institutional market debts, and Note 36 – Management risks for further details.

Please refer to section Our risk management, item Regulatory environment, for further details about the implementation of Basel III in Brazil.

Market risk

a.	Overview

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices.

b.	Governance

Our policies and general market risk management framework are in line with the principles set forth by CMN regulation and the subsequent amendments. These principles guide the institution’s approach to market risk control and management across the Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

•	Political, economic and market conditions.
•	The profile of our portfolio.
•	Capacity to act in specific markets.

The key principles underlying our market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives.
•	Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
•	Increase transparency as to how the business works to optimize results.
•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives.
•	Monitor and avoid concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance; (v) monitoring the measures needed to adjust positions and/or levels of risk to make them viable; and (vi) supporting the secure launch of new financial products.

CMN has regulations establishing the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same governance structure for risk limits.

Our structure of limits and alerts is in alignment with the Board of Directors guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite.

c.	Procedures and key indicators

In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations.

Our market risk framework categorizes transactions as either part of our trading book (“Trading Book”) or banking book (“Banking Book”), in accordance with general criteria established by specific regulation.

Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading.

Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term.

Market risk management is based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval.
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios).
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels.
•	Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market).
•	Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates.

•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates.
•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Please refer to our Complete Financial Statements (IFRS), Note 36 – Management risks for further details about Market Risk.

VaR – Consolidated Itaú Unibanco Holding

Our consolidated VaR is calculated through Historical Simulation. The assumption underlying Historical Simulation is that the expected distribution for the possible gains and losses (P&L s - Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation.

The VaR is calculated with a confidence interval of 99%, a historical period of four years (1000 working days) and a holding period that varies in accordance with the portfolio’s market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.

As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by BACEN. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Global VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2017	Average	Minimum	Maximum	December 31, 2016
	(In millions of R$)
Group of Risk Factor
Interest rate	721.0	583.6	1,311.9	764.7	482.5	323.7	607.4	607.4
Currencies	20.4	6.5	50.2	11.9	18.4	6.8	33.2	17.0
Equities	45.4	38.5	54.9	46.4	45.2	34.0	63.3	44.3
Commodities	1.5	0.7	4.0	0.8	1.7	0.7	4.0	0.8
Diversification effect (2)				(451.5)				(339.7)
Total	409.9	304.8	874.0	372.3	236.6	155.1	341.5	329.8

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

On December 31, 2017, our average global VaR (Historical Simulation) was R$409.9 million, or 0.28% of our consolidated stockholders’ equity on December 31, 2017, compared to our average global VaR (Historical Simulation) of R$236.6 million on December 31, 2016, or 0.18% of our consolidated stockholders’ equity on December 31, 2016.

VaR – Trading Portfolio

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Portfolio. Our total average Trading Portfolio VaR was R$52.0 million on December 31, 2017, compared to R$38.6 million on December 31, 2016 and R$23.6 million on December 31, 2015.

Trading Portfolio VaR(1)	Average	Minimum	Maximum	December 31, 2017	Average	Minimum	Maximum	December 31, 2016
(In millions of R$)
Group of Risk Factor
Interest rate	52.8	13.8	100.4	58.3	41.0	15.6	69.5	49.1
Currencies	14.6	3.9	43.6	8.8	8.9	3.5	20.8	11.0
Equities	11.7	3.5	22.0	13.6	7.9	3.3	23.8	4.0
Commodities	1.3	0.3	4.0	0.8	1.6	0.5	5.3	0.8
Diversification effect (2)				(34.2)				(18.3)
Total	52.0	15.3	102.8	47.3	38.6	16.2	69.4	46.6

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

Exposures		Trading Portfolio (1) December 31, 2017			Trading and Banking Portfolios (1) December 31, 2017
Risk Factors	Risk of change	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In thousands of R$)
Interest Rate	Fixed Income Interest Rates in reais	(677)	(181,412)	(293,515)	(8,313)	(1,653,629)	(3,179,360)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(464)	(38,269)	(79,140)	(1,759)	(264,749)	(505,366)
Foreign Exchange Rates	Prices of Foreign Currencies	1,720	126,269	392,106	1,832	123,518	387,645
Price Index Linked	Prices Indexes Linked Interest Rates	(586)	(44,720)	(82,604)	(3,198)	(251,703)	(474,026)
TR	TR Linked Interest Rates	-	(1)	(1)	479	(121,136)	(307,836)
Equities	Prices of Equities	168	(1,885)	(30,632)	4,569	(110,354)	(244,940)
Other	Other relevant market rates or prices	8	1,238	2,671	(4)	7,521	16,726
Total		169	(138,780)	(91,115)	(6,394)	(2,270,532)	(4,307,157)

(1) Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices.
•	Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.
•	Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

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

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our Superior Market Risk and Liquidity Committee (CSRML) analyzes Itaú Unibanco Group’s mismatch position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

Please refer to section Performance, item Complete Financial Statements in IFRS, Note 36 – Management risks for further details about the position of our interest-bearing assets and liabilities as of December 31, 2017. Note 36 to our complete financial statements provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage the risk in these changing positions.

Exchange rate sensitivity

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management risks for further details.

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

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lendings from government financial institutions and deposits in currencies from Latin American countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The information set forth below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$79.8 billion as of December 31, 2017, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad.

	As of December 31, 2017
Exchange rate sensitivity	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)
Assets	1,123,686	288,219	23,064	1,434,969	21.7
Cash and deposits on demand	6,869	10,475	1,405	18,749	63.4
Central Bank compulsory deposits	98,837	-	-	98,837	-
Interbank deposits	6,369	22,684	-	29,053	78.1
Securities purchased under agreements to resell	243,917	790	-	244,707	0.3
Held-for-trading financial assets	256,557	10,747	2,817	270,121	5.0
Financial assets designated at fair value through profit or loss	-	1,746	-	1,746	100.0
Derivatives	12,024	9,303	1,516	22,843	47.4
Available-for-sale financial assets	64,753	36,824	707	102,284	36.7
Held-to-maturity financial assets	26,501	10,059	-	36,560	27.5
Loan operations and lease operations portfolio	312,989	170,192	10,186	493,367	36.6
Allowance for loan and lease losses	(21,587)	(6,069)	(239)	(27,895)	22.6
Other financial assets	47,304	5,779	6,485	59,568	20.6
Investments in associates and joint ventures	5,169	2	-	5,171	-
Goodwill	3,461	7,255	-	10,716	67.7
Fixed assets, net	6,530	829	-	7,359	11.3
Intangibles assets, net	6,165	2,502	-	8,667	28.9
Tax assets	39,221	2,706	-	41,927	6.5
Assets held for sale	524	212	-	736	28.8
Other assets	8,083	2,183	187	10,453	22.7
Percentage of total assets	78.3%	20.1%	1.6%	100.0%
Liabilities and Stockholders’ Equity	1,130,480	289,713	14,776	1,434,969	21.2
Deposits	259,933	142,641	364	402,938	35.5
Securities sold under repurchase agreements	295,612	17,022	-	312,634	5.4
Financial liabilities held for trading	-	465	-	465	100.0
Derivatives	16,953	8,538	1,255	26,746	36.6
Interbank market debt	92,400	36,595	621	129,616	28.7
Institutional market debt	21,216	74,127	3,139	98,482	78.5
Other financial liabilities	68,517	3,737	5,359	77,613	11.7
Reserves for insurance and private pension	181,035	197	-	181,232	0.1
Liabilities for capitalization plans	3,301	-	-	3,301	-
Provisions	19,627	109	-	19,736	0.6
Tax liabilities	6,968	871	-	7,839	11.1
Other liabilities	16,912	5,411	4,038	26,361	35.8
Non-controlling interests	13,166	-	-	13,166	-
Total stockholders’ equity attributed to the owners of the parent Company	134,840	-	-	134,840	-
Percentage of total liabilities and stockholders’ equity	78.8%	20.2%	1.0%	100.0%

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

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, which compares hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-estabilished limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on banking supervision. The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models.
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need of reviewing the model.
•	Red (10 or more exceptions): demonstrate the need for improvement action.

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

The Backtesting with Confidence level of 99%, and period of 250 business days did not show failures in relation to effective and hypothetical results in the period.

Other risks

Insurance products, pension plan and premium bonds risks

Products that compose portfolios of our insurance companies are related to life and elementary insurance, as well as pension plans and premium bonds. Accordingly, we understand that the main risks inherent to these products are:

•	Underwriting risk (the possibility of losses arising from insurance products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions).
•	Market risk.
•	Credit risk.
•	Operational risk.
•	Liquidity risk.

In line with domestic and international practices, we have a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focuses on the special nature of each risk.

As part of the risk management process, there is a governance structure where decisions may be escalated to sub-committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Environmental and social risk

We understand environmental and social risk as the risk of potential losses due to exposure to environmental and social events arising from the performance of our activities.

Mitigation actions of environmental and social risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases.

In addition, risks identified, prioritized and actions taken are reported to our management of environmental and social risk.

Please refer to www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLICY_FOR_SUSTAINABILITY_RI_2015__ING_.pdf for further details about our Sustainability and Environmental and Social Responsability Policy.

The Environmental and social risk management is carried out by the first line of defense in its daily operations, supplemented by a technical support of our legal and risk control area, which has a team specialized in environmental and social management. Business units also have their governance for the approval of new products, including assessing the environmental and social risks, which ensures compliance in all new products and processes employed by the institution. Governance also includes the Environmental and Social Risk Committee, which is primarily responsible for guiding institutional views of environmental and social risk exposure related to our activities and operations.

We consistently seek to evolve in the management of environmental and social risk, always attentive to challenges so as to monitor the changes and demands of society. Therefore, among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into our business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Our efforts to increase the knowledge of the assessment of the environmental and social criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example, in the Corporate Sustainability Index, as well as the numerous prizes which we have been awarded.

Regulatory risk

We consider regulatory risk as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

We have a structured process for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The process for handling regulatory risk involves various areas of the institution, and consists of: (i) structuring lines of defense; (ii) monitoring draft legislation, public notices and public hearings; (iii) monitoring new rules and defining action plans; (iv) building relationships with regulators and professional organizations; (v) monitoring action plans; and (vi) controlling compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to our internal control methodology.

Model risk

Model risk is the risk that arises from the models used by us not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use of models in different situations from those modeled.

The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development of the model in question; (iii) use of conservative estimates in judgmental models; (iv) use of external benchmarks; (v) approval of results generated in model implementation; (vi) independent technical validation of models; (vii) validation of use of models; (viii) assessments of the impact on the use of models; (ix) monitoring of performance of models; and (x) monitoring of the distribution of the explanatory variables and final score.

Country risk

Country risk is the risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.

We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; and (iii) the monitoring of limits.

Business and strategy risk

We define business and strategy risk as the risk of a negative impact on our financial results or capital as a consequence of a faulty strategic planning, adverse strategic decisions, and our inability to implement the proper strategic plans and/or changes in business environment. We have implemented many mechanisms that ensure that both business and strategic decision making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the establishment of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, we have governance and processes that involves the Risks & Finance Control and Management Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Reputational risk

We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of our bank among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, and could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, start new businesses and continue to have access to financing sources.

We believe that our reputation is extremely important for achieving our long-term goals. This is why we try to align our speech with ethical and transparent practice and work, which is essential to raise the confidence of our stakeholders. Our reputation depends on our strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship we maintain with our stakeholders.

Since reputational risk directly or indirectly permeates all of our operations and processes, we have a governance that is structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes for the prevention and fight against the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman office initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and the prevention of corruption.

i.	Money laundering prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud.

The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities.

We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society, through a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with police and judicial authorities. We also continuously seek to align ourselves with local and international best practices to prevent and fight illicit acts, through investments and training of our employees on an ongoing basis.

In order to be compliant with the corporate policy guidelines, we have established a program to prevent and fight illicit acts, which includes the following pillars:

•	Customer Identification Process.
•	“Know Your Customer” Process (KYC).
•	“Know your Partner” Process (KYP).
•	“Know Your Supplier” Process (KYS).
•	“Know Your Employee” Process (KYE).
•	Risk Assessment on New Products and Services.
•	Transaction Monitoring.
•	Reporting Suspicious Transactions to Regulators and Authorities.
•	Training.

This program is applicable to us and our controlled entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk Committees, and the Anti-Money Laundering Committee.

Please refer to section Our risk management, item Regulatory environment for further details about money laundering regulation and to https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/ANTI_CORRUPTION_CORPORATE_POLICY.pdf?title=Anti-Corruption Corporate Policy, for more details about our Illicit Acts Prevention and Combat Corporate Policy.

ii.	Politically exposed persons

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

Regulatory environment

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

• CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil.

• Central Bank: responsible for implementing the policies established by CMN, authorizing the establishment of financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN.

• CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over-the-counter markets.

• CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities.

• SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants.

• ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants.

Outside Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular, the United Kingdom and Switzerland; Central America in particular Panama, and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America.

Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy:

• Prohibition against operating in Brazil without the prior approval of the Central Bank.

• Prohibition against acquiring real estate that are not for the financial institution’s own use, except real estate received for settlement of loan losses, in which case such real estate must be sold within one year, extendable by the Central Bank.

• Prohibition against acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios.

• Prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group.

• Restrictions on borrowing and lending, as well as granting advances and guarantees, to certain related individuals and legal entities. Please refer to the section Our risk management, item Regulatory environment, item Lending limits to more information about these individuals and legal entities.

• Obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit).

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

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure.

Basel III implemented a liquidity coverage ratio (LCR), and a net stable funding ratio (NSFR). LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event”. A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a 10-year period, beginning on January 1, 2013.

Additional regulatory capital requirements apply to systemically important financial institutions (G-SIFIs). The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment.

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

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.

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

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de

Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on capital to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital.

From October 1, 2015, a minimum LCR in a standardized liquidity stress scenario is required for banks with total assets in excess of R$100 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. The calculation of LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with LCR requirement. Banks will also be required to effect public disclosures of their LCR on a quarterly basis after April 1, 2016.

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

In November 2017, CMN established a minimum limit for the Net Stable Funding Ratio (NSFR) and the Leverage Ratio (LR) to be observed by Brazilian Financial institutions classified as Segment 1 and Segment 2 under the segmentation of financial institutions created in 2017, and the terms for compliance with such requirements. NSFR corresponds to the ratio between the Available Stable Funds (ASF) and the Required Stable Funds (RSF) of the financial institution. Such new rule for NSFR, which shall become effective on October 1st, 2018, determines that the minimum limit for NSFR for Segment 1 financial institutions (which is our case) is 1%. The L.R, which calculation method was established by the Central Bank in 2015, consists of the ratio between the sum of the Core Capital and the Supplementary Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The L.R. rule enacted in November 2017 became effective on January 1st, 2018, and determines that the minimum requirement for the L.R. for a Segment 1 financial institution (which is our case) is 3%.

CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly complete financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. As of January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level.

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

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a new rule which unifies and expands Brazilian regulation on risk and capital management. The rule provides that risk management must be conducted through an integrated effort by the relevant entity and sets out different structures for risk and capital management which are applicable for different risk profiles.

According to Brazilian regulation, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

G-SIFI assessment in Brazil

The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. Please refer to section Our risk management, item Regulatory environment, Basel III framework, for further details. This assessment is required for banks with total exposure – the denominator for the leverage ratio – in excess of R$500 billion, individually or at the consolidated enterprise level (conglomerado prudencial), as the case may be. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 21, 2017. The next update is expected in November 2018.

Recovery plans for systematically important financial institutions

On June 30, 2016, CMN enacted a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil's systemically important financial institutions. The new rule, which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for a phase-in implementation period from October 2016 to December 2017 to allow the relevant financial institutions to adapt their recovery plans to the new requirements. We have filed our recovery plan with the Central Bank within the deadline established by the new rule.

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

(i)Segment 1, in which we are classified, is composed of multiservice banks, commercial banks, investment banks, foreign exchange banks and saving banks that (a) have a size equivalent of superior to 10% of the Gross Domestic Product (GDP); or (b) perform relevant international activities, independently of the magnitude of the institution.

(ii) Segment 2 is composed of multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) size below 10% of GDP; and (b) other institutions of same magnitude equivalent or superior to 1% of GDP.

(iii) Segment 3 is composed of institutions with a size below 1% and equivalent or superior to 0.1% of GDP.

(iv) Segment 4 is composed of institutions a size below 0.1% of GDP.

(v) Segment 5 is composed of (a) institutions with size below 0.1% of GDP that applies a simplified optional method for the verification of reference equity’s minimum requirements, except for multiservice banks, commercial banks, investment banks, foreign exchange banks and savings bank; and (b) institutions not subject to the verification of reference equity.

On October 19, 2017, CMN published a new regulation, which sets forth the criteria and method for the application of simplified capital requirements (Regulatory Capital - Patrimônio de Referência) by non-banking financial institutions that classify as segment 5 (the segment that is comprised of financial institutions with the most simplified risk profile). In January 2018, the Central Bank also enacted a rule establishing new criteria and methods for evaluation and application of capital requirements for institutions that classify as segments 1 and 2.

CMN is expected to also issue new rules establishing criteria and methods for application of capital requirements for financial institutions that classify as segments 4 and 3.

Secured real estate bill

In 2015, Law No. 13,097 was enacted to create the secured real estate bill (Letra Imobiliária Garantida - LIG), a new debt instrument for funding Brazilian financial institutions that follows the covered bonds structure. The law provides that CMN shall regulate the provisions of Law No. 13,097, including as regards issuing conditions and terms, financial institutions authorized to issue LIGs, conditions of redemption and early maturity of LIGs, eligibility requirements, composition, sufficiency, maturity and liquidity of the related portfolio of assets, conditions of replacement and reinforcement of such assets, requirements for financial institutions to act as fiduciary agent and the assumptions, conditions and manner of their removal or replacement and related attributions.

In August 2017, CMN issued a new rule regulating the provisions of Law No. 13,097. In December 2017, CMN enacted two new rules applicable to the issuance of LIGs. The first rule establishes the procedures for accounting and disclosure of information by the issuers of LIG, as portfolio managers of assets subject to the fiduciary regime provided in Law No. 13,097. The second rule establishes minimum information in respect of LIGs to be provided by the issuers to investors.

Passive provision for financial guarantees

On July 28, 2016 CMN enacted a new rule, establishing specific accounting procedures for the assessment and registration of passive provisions (provisão passiva) that financial institutions must create in respect of financial guarantees. The accounting procedures established by this regulation seek to align the Brazilian standards with IFRS. Such resolution is effective since January 1, 2017.

Foreign currency transactions and exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. Currently there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions. Please refer to item Taxation for further details about tax on foreign exchange transactions.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues), or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

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

Lending limits

Furthermore, we are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds 25.0% of our regulatory capital. In this respect, on February 9, 2018 the Central Bank submitted to public consultation a draft rule which intends to change the basis for calculation of the lending limits applicable to financial institutions classified as Segment 1 (under the segmentation of financial institutions created in 2017, which is our case) as regards Tier 1 Regulatory Capital. According to the proposed rule, the maximum exposure to any one individual client of a Segment 1 financial institution shall be 25% of its Tier 1 Regulatory Capital and the maximum exposure to concentrated individual clients of such Segment 1 financial institution of 600% of its Tier 1 Regulatory Capital (a concentrated individual client would mean, for the purpose of the proposed rule, as any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital). The proposed rule is still subject to changes.

Credit exposure limits

For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government; (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government; (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves; (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it, and (v) a municipal district, jointly with all entities directly or indirectly controlled by it. Such definition is also subject to change under the public consultation submitted by the Central Bank on February 9, 2018 mentioned above. The proposed rule establishes additional criteria for the identification of separate customers: (i) the Brazilian government, including the Central Bank; (ii) an entity with 50% or more of its voting capital held directly by the Brazilian Government, jointly with its controlled entities; (iii) a State of the Federative Republic of Brazil or the Federal District, jointly with its controlled entities and with entities which are financially dependent on a State, Federal District or its controlled entities; (iv) each Brazilian municipal district, jointly with its controlled entities and with entities which are financially dependent on a municipality or its controlled entities; (v) each central government of a foreign jurisdiction; (vi) each central bank of a foreign jurisdiction; (vii) each entity with 50% or more of its voting capital held directly by a central government of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it; (viii) a governmental body of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it or its controlled entities; and (ix) any other entity, public or private, which share the credit risk calculated by the financial institution according to CMN regulations. As mentioned above, such proposed rule is still subject to changes.

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

Financial bills

Law No. 12,838 of July 9, 2013 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions that do not comply with CMN capital requirements. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are:

•	Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution.
•	Suspension of payment of interest in case of non-compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or written-off. These determinations will not be considered a default by the financial institution and will not accelerate the maturity of its other debts.
•	Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution.

Establishment of a succession policy

On November 24, 2016, CMN enacted a new resolution requiring that financial institutions and other institutions authorized to operate by the Central Bank establish a succession policy for their management. The new regulation requires that the Board of Directors of the institutions approves, supervises and controls the process of planning such policy, which must expressly assign the positions conditioned to the succession policy, taking into consideration the institution’s structure, risk profile and business model. The succession policy shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions considering the following aspects: (i) conditions required by Brazilian law to exercise such position; (ii) technical capacity; (iii) management capacity; (iv) interpersonal skills; (v) legislation and regulation knowledge regarding liability for their actions; and (vi) experience.

On March 25, 2017, our Board of Director’s approved our Management Succession Policy in accordance with CMN’s resolution. Our succession policy aim to consolidate the internal procedures and practices of the Itaú Unibanco Conglomerate regarding the succession of our management team.

Code of Corporate Governance

In 2016, the Brazilian Corporate Governance Code for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) was edited. It sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of their principles, guidelines and actions. As a result of the edition of this Code, in June 2017 CVM published a new ruling whereby companies must submit the report on the Brazilian Corporate Governance Code to CVM within 7 (seven) months as of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework in 2017 by means of CVM Ruling No. 586/17.

In addition, in April 2017, CMN issued a new resolution aimed at including the principles and criteria of corporate governance of financial institutions established by the Basel Committee in the Brazilian regulatory framework, through the “Core Principles for Effective Banking Supervision”.

The new rule establishes the terms for the remittance to the Central Bank of information on the management of financial institutions, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any person classified in one of such categories. For this purpose, financial institutions must provide a communication channel which allows employees, contributors, clients, users, associates, or services providers to anonymously report situations indicating illegal acts of any nature related to the institution. Financial institutions must also determine the internal body responsible for receiving the information and complying with the reporting obligations.

Anti-corruption law

In January 2014, a new Brazilian anti-corruption law came into force. The new law establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings.

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

The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer to:

(i)	https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/POLITICA_CORPORATIVA_DE_PREVENCAO_A_CORRUPCAO_ENGL.pdf further details about our Anti-corruption Corporate Policy.

(ii)	https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/HF5_-_DOC_RI_2016_(ingles).pdf for further details about our Integrity and Ethics Corporate Policy and guidelines for situations of conflicts of interests.

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

For further information, refer to section Our governance, item Compensation and benefits.

Antitrust regulation

The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted for prior approval to CADE, the Brazilian antitrust regulator, if the transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction prior to CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement and potential administrative proceedings. In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions in the following cases: (i) acquisition of corporate control; (ii) merger; (iii) transfer of the business to another financial institution; and (iv) other transactions which result in increased market share in the market segments they operate.

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

Treatment of past due debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction, and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

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

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties; and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

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

Deposit insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund (FGC), a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017 are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.0125% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Brazilian Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

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

Insurance companies, from January 1st, 2017, when transferring their risks in reinsurance, must transfer 30.0% of each facultative or automatic contract to local reinsurers (companies domiciled in Brazil).

From January 1st, 2018, this percentage reduced to 25%, and will reduce annually until it reaches 15% on January 1st, 2020.

In addition, from January 1st, 2017, risk assignment between insurers and reinsurers belonging to the same economic group based abroad is limited to 30.0% of the premiums pertaining to each facultative or automatic contract.

From January 1st, 2018, this percentage increased to 45%, and annually will increase until it reaches 75% on January 1st, 2020.

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

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of the Financial Action Task Force (FATF) and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at:

•	Identifying and knowing their clients, which includes determining if they are PEPs, and also identifying the ultimate beneficial owners (UBO) of the transactions. These records should be kept up-to-date.
•	Checking the compatibility between the movement of funds of a client and such client's economic and financial capacity.
•	Checking the origin of funds.
•	Carrying out a prior analysis of new products and services, under the perspective of money laundering prevention.
•	Keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client.
•	Reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party.
•	Applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the Financial Action Task Force (FATF); and (vi) situations in which it is not possible to keep the clients’ identification records duly updated.
•	Determining criteria for hiring personnel and offering anti-money laundering training for employees.

•	Establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering.
•	Establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision;
•	Monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes.
•	Reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report).
•	Requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000.
•	Ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.
•	Unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security Council.

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

In August 2013, the Brazilian Federation of Banks (FEBRABAN) enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures.

On July 28, 2017, the Central Bank enacted a new rule including additional requirements with respect to anti-money laundering, that it came into force on December 27, 2017. The recent changes to the regulation include the obligation to maintain specific records of transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card, request of provision for withdrawal or Electronic Available Transfer - TED) by financial institutions in an amount equal to or greater than R$50,000 per transaction. The rule also includes provision establishing that, among others, all commercial banks, multiple banks and credit cooperatives must require form their clients a minimum of three business days prior communication for withdrawals and cash payments of an amount equal to or greater than R$50,000 per withdrawal.

Politically Exposed Persons (PEPs)

According to Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

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

Rules governing the charge of fees on banking and credit card operations

Banking fees and credit card operations are extensively regulated by CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.

Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or use and pay for services individually instead of selecting a package.

Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.

CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs, and (ii) “special credit cards”, with benefits and reward programs. A minimum of 15% of the total outstanding credit card balance must be paid monthly by credit card holders.

A minimum 30-day prior notice to the public must precede the creation or increase of a fee, whereas fees related to priority services may only be increased 180 days after the date of a previous increase (while the reduction of a fee can take place at any time). With respect to credit cards, a 45-day prior notice to the public is required for any increase or creation of fees and such fees may only be increased 365 days after a previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.

At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the Central Bank published a new resolution establishing that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card bill. After such term, the credit provider must offer the client another type of financing with conditions more favorable than the ones that are provided in the credit card market. In addition, the credit provider shall no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time.

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

Banking secrecy

Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	The disclosure of information with the express consent of the interested parties.
•	The exchange of information between financial institutions for record purposes.
•	The disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors.

•	The disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities.
•	The disclosure of some information established by law to tax authority.
•	The disclosure of information in compliance with a judicial order.

Except as permitted under the Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense.

Digitalization of documents and record keeping

On March 31, 2016, CMN enacted a new resolution regulating the digitization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank. The regulation authorizes those institutions to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. It also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document.

Ombudsman

Itaú Unibanco’s Ombudsman has three different pillars as its objective:

•	Last resource resolving clients demands.
•	Improving every internal process.
•	Compliance with regulatory obligations.

The main duties of the Ombudsman's Office are to act as a last resource within the company to resolve demands between clients and the institution and to solvecomplaints not resolved in our primary channels.

Clients can get in touch with our Ombudsman’s Office through the telephone number that is disclosed on our website, as requested by Central Bank regulation.

Our Ombudsman’s Office also gets involved in every process of clients demand resolution. These processes are subject to regulatory institutions, such as the Central Bank and SUSEP, and consumer defense institutions, such as Procon, consumidor.gov.br platform. It ensures better solutions to clients’ demands.

Improvement Driver: Our Ombudsman’s Office works in partnership with the business, product, operations, quality and customer service departments to reduce complaint numbers through case studies and improve processes and services, so that we can guarantee principles of ethics and transparency.

Our Ombudsman’s Office is constantly monitoring performance through specific procedures committee and ombudsman’s office committee.

As from July 2018, additional changes introduced to ombudsman regulations will become effective. Among such changes are the requirements to implement a direct client evaluation tool of the ombudsman office’s quality of service and to give full disclosure of the existence of the Ombudsman’s Office through its communication channels.

As part of the strategy to be a benchmark and improve our services, we establish a relationship schedule with the National System of Consumer Defense, Normative Regulation Institutes and Civil Entities. These agendas are instruments to ensure the internal regulatory practices and contribute to market evolution and customer’s satisfaction.

Every six months, our Ombudsman’s Office prepares a report about the most critical complaints, case studies and action plans to improve customer experience. This report is submitted to upper management and audit committee, as well as the Central Bank. Our Ombudsman’s Office publishes a biannual public report with the main evolution on the costumer relations front, on our institutional website (www.itau.com.br).

Our Ombudsman’s Office is also is engaged in the project’s validation process, the creation of new products and customer services using a General Risk Assessment System, which is a necessary governance model for crisis management. This is a tool complaint with the Consumer Defense Code that guarantees customer satisfaction.

Regulation of the brazilian securities market

According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or whether they are not. All publicly-held companies, such as our company, are registered with CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements.

Disclosure requirements

Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.

CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.

In 2018, some publicly-held companies, like us, will also have to file a form in connection with the “Brazilian Corporate Governance Code”, as mentioned above, in the “apply or explain” format.

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

Funds of foreign investors

Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, according to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment.

 Foreign direct investments (RDE-IED) enable non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles investments in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions by the Brazilian regulation.

 In March 2015 a new regulatory framework regarding RDE – Portfolio became effective. The most significant changes in the rules applicable to foreign investments in the Brazilian financial and capital markets introduced by the new regulation were: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of non-resident investors in Brazil for purposes of any investments made within the purview of such rule; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) clarification about the types of investments that can be made through a foreign investor account (conta de domiciliado no exterior) maintained at a bank in Brazil.

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

 Some of the changes implemented by CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the activities of legal representatives, to enlarge the scope of non-resident investors’ private transactions and to determine the exceptions of transfer between non-resident investors prohibited by CMN.

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

allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds.

•	The requirements related to the verification of a client’s identity.
•	That all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels.
•	The opening of deposit bank and savings accounts that can be used exclusively through electronic means.

On April 25, 2016, CMN enacted a regulation on the opening and closing of banking accounts by electronic means, without the restrictions described above. The Banks must adopt procedures and controls to confirm and guarantee the client's identity and the authenticity of the information required to open an account. The regulation permits the use of digital signatures and the collection of signatures through electronic devices. The procedures and technologies used in the opening and closing of electronically deposit accounts must observe:

I - Integrity, authenticity and confidentiality of the information and electronic documents used.

II - Protection against access, use, modification, reproduction and unauthorized destruction of information and electronic documents.

III - Backup production of information and electronic documents.

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

FEBRABAN, has issued a regulation on extending credit through remote channels (such as ATM’s, call centers and internet banking), setting forth minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency.

Regulation on payment agents and payment arrangements

A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

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

In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, the obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements.

Provision of financial services through electronic channels

On April 25, 2016, CMN enacted a new regulation, altering the exceptions to the general rule that obligates financial institutions to provide client access to traditional banking services channels, establishing that it is not required for collection and receipt services based on agreements that demand exclusively electronic channels.

Credit performance information

CMN regulates a database known as Credit Information System (SCR - Sistema de Informações de Crédito), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions.

Consumer Protection Code

The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions.

The basic consumer rights dealing with financial institutions are as follows:

•	Reverse burden of proof in court.
•	Proper and clear information provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose.
•	Interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts.
•	Amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistakes, such as systemic failure or operational error.
•	Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner;
•	Financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices.
•	Financial institutions are liable for any damages caused to their consumers by misrepresentations in their publicity or information provided.

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

In addition, there are some local and state bills and laws governing banking operations, by imposing security measures, standards for customer service and accessibility requirements (such as limits with respect to queues, folding screens, security guards, braille statements, receipt notice in debt collection and strict charging schedule). However, due to illegality or lack of reasonability in the provisions, some of those laws are judicially questioned.

Late payment and default

On February 23, 2017, CMN enacted a new regulation providing that in case of delay or non-payment of credit operations, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; (ii) default interest and late payment fine in accordance with the law. This regulation entered into force on September, 1st, 2017.

Regulation of independent auditors

In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with CVM; (ii) qualified as specialists in audit of banks by CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years.

CMN regulations also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation.

•	An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system.
•	A description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.
•	Other reports required by Central Bank.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by IASB. Please refer to Context, item Context of this report, About our financial information for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. Please refer to Our Governance, item Audit Committee, for further details about fees and services of the Main auditors.

Self regulators

We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and certain activities, as applicable. Some of the self-regulatory entities that we are subject to are Brazilian Association of Publicly-Held Companies (ABRASCA), Brazilian Association of Credit Cards and Services Companies (ABECS), Brazilian Financial and Capital Markets Association (ANBIMA), Brazilian Federation of Banks (FEBRABAN), among others.

Late Payment Fees

In early 2017, CMN enacted a new rule on default payment fees charged by financial institutions, consumer credit companies (financeiras), and leasing companies, which expressly limits late payment fees charged by such entities to compensatory interest per day on the amount that is overdue, interest on arrears and fines on arrears. The new regulation became effective in September 2017, and is applicable to transactions originated starting on such date.

Centralized registration and deposit of financial assets and securities

On August 28, 2017, the Brazilian Congress converted Provisional Measure No. 775, issued by the President of Brazil in April 2017, into Law No. 13,476. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, CMN issued a new rule to regulate the provisions of Law No. 13,476 and to consolidate the regulation on centralized deposit and the registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank. CMN established a term of 180 days for this rule to become effective

On February 1, 2018, the Central Bank submitted for public consultation the draft of a new rule to amend the existing rule on centralized registration and deposit of financial assets and securities and the creation of liens on deposited financial assets, and establish the terms for the creation of liens over financial assets registered with registering entities. According to the draft proposed by the Central Bank, the proposed rule shall establish the moment of effectiveness of such liens. The public consultation is expected to be concluded in March 2018, but, as of this date, there is no indication of the effective date of such proposed rule.

Labor law overhaul

Law No. 13,467/2017 (known as the Labor Law Overhaul), became effective on November 11, 2017. It amends several articles of the Brazilian Consolidated Labor Statutes (CLT). Among the changes, the Law permits employers and unions to contract around certain provisions of the CLT, for purposes of preserving certain constitutional labor rights. This should give businesses the ability to better organize work shifts, overtime, vacation schedules, among other things. It also regulates telecommuting and intermittent jobs (which refers to a work schedule that is less than fulltime and does not have a prescheduled hour of duty). In addition, it authorizes that certain high-level employees can utilize arbitration as a dispute resolution method instead of taking their issues to the courts. Certain labor judges and scholars have raised legal and constitutional issues regarding the new law. Notwithstanding these discussions, the Labor Law Overhaul is an important reform of labor relations in Brazil.

Law amending the proceedings for administrative sanctions in the Brazilian National Financial System, SPB and capital markets

In June 2017, Provisional Measure No. 784 (MPV 784) was enacted amending the administrative proceedings in the Brazilian National Financial System, the Brazilian Payment System and capital markets. Upon several discussions, on October 19, 2017, Provisional Measure No. 784 ceased to be effective as no further legislative action was taken with respect to the provisional measure. Proposed modifications to the subject matter of Provisional Measure No. 784 related to administrative sanctioning procedures applicable to the Brazilian national financial system, the Brazilian payment system and capital markets transactions in the Brazilian capital markets were then reissued under Bill of Law No. 8,843, which was approved by the Chamber of Deputies on October 18, 2017 and converted into Bill of Law No. 129 that was subsequently approved by the Brazilian senate on October 25, 2017. The result of the process was Law No. 13,506 which was published on November 14, 2017.

Law No. 13,506 provides for administrative sanctioning procedures by the Central Bank and CVM. Some of the key aspects of Law No. 13, 506 are: (i) it increases the maximum fine applicable by the Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by CVM from R$500 thousand to R$50 million; (iii) it makes additional types of violations and redefines some types of violations within the scope of the Central Bank’s regulatory authority; (iv) it provides for a penalty of “public admonition” in place of “warning”, applicable by the Central Bank; (v) it defines “serious violations” that fall within the scope of the Central Bank’s regulatory authority; (vi) it increases the maximum penalty with respect to disqualification to a period of twenty years; (vii) it provides that the Central Bank may enter into cease-and-desist commitments; (viii) it provides that the Central Bank and CVM may enter into administrative agreements similar to leniency agreements; and (ix) it redefines certain conditions deemed forbidden in credit operations between related parties.

Compliance risk

On August 28, 2017, CMN enacted a new rule providing that Brazilian financial institutions and other institutions authorized to operate by the Central Bank must implement and maintain a compliance policy commensurate with the nature, size, complexity, structure, risk profile and business model of the institution. Such compliance policies are intended to ensure effective compliance risk management by an institution and may be established at the consolidated enterprise level (conglomerado prudencial). Among others, a compliance policy must establish the scope and purpose of the compliance role in the institution, set forth the organizational structure of the compliance policies, specify which personnel are allocated to the compliance role, and establish a segregation of roles among personnel in order to avoid conflicts of interest.

Internal audit

On June 29, 2017, CMN published Resolution No. 4,588, which establishes the rules applicable for internal audits at financial institutions and other institutions authorized to operate by the Central Bank. It determines that financial institutions and other institutions authorized to operate by the Central Bank must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be undertaken by a specific unit in the institution directly subordinated to the Board of Directors or an independent auditor (provided that such auditor is not in charge of the audit of the financial statements of the institution or any other activity that may imply a conflict of interest).

Taxation of closed investment funds

On October 30, 2017, the Brazilian Government issued Provisional Measure No. 806 (“MP 806/17”), which substantially alters the tax regime applicable to investments in closely held investment funds. With the enactment of MP 806/17, the Federal Government intends to extinguish the tax deferral regime applicable to closely held investment funds, which will become subject to taxation, as a general rule, according to the rules currently applicable to open funds. The funds that may be affected by the new regime are closed investment funds in general, such as Multimarket Investment Funds (FIMs - Fundos de Investimento Multimercados). The new tax provisions may also impact investments in Private Equity Funds (FIPs - Fundos de Investimento de Participações).

Taking into account that MP 806/17 was not converted into law during 2017, and is still being discussed by the Brazilian Congress, the taxation provided for by MP 806/17 will only be applicable as of 2019, going forward, if it is approved in calendar-year 2018 and within a 120-day term as of its enactment. If not approved within such term, MP 806/17 will be repealed.

Accordingly, if MP 806/17 is converted into law, investments in closely held funds will be subject to a half-yearly withholding tax assessment (on the final day of the months of May and November, a procedure known as “come quotas”) at the rates of 15% or 20%, depending on whether the fund has a long-term portfolio (average term of the assets comprising the fund's portfolio exceeding 365 days) or short term portfolio (average term of the assets comprising the fund's portfolio being equal to or lower than 365 days), respectively.

Real Estate Investment Funds (FIIs - Fundos de Investimentos Imobiliários), Investment Funds in Credit Rights (FIDCs/FIC-FIDCs - Fundos de Investimento em Direitos Creditórios), Stock Exchange Investment Funds (FICs/FIAs - Fundos de Investimento em Ações), Investment Funds set-up exclusively by non-resident investors, as well as and closed investment funds in general, which regulations set forth, on October 30, 2017, on a non-extendable manner, the liquidation of funds up until December 31, 2018, are not subject to the changes instituted by MP 806/17.

MP 806/17 provides for taxation of accrued and undistributed gains not distributed before May 31, 2018, the extension of the half-yearly taxation regime generally applicable to open funds to the closed funds as from June 1, 2018, and also imposes taxation on certain reorganization events involving investment funds (spin-offs, mergers, consolidations or transformations. Transformation means any act of alteration of the fund’s legal nature, such as FIA, FIP and FIDC, or regarding its qualification, such as open, closed and investment clubs, in accordance with CVM Ruling No. 555 issued on December 17, 2014 and CVM Release No. 5 issued on November 21, 2014).

Another important change relates to the regime generally applicable to FIPs. Depending on the regulatory qualification of a particular FIP ("investment entities" or "non-investment entities"), investors in such FIP may either be subject to taxation upon the realization of gains, upon the disposition of assets by the FIP (for investment entities) or the FIP may be subject to the same tax treatment applicable to Brazilian legal entities (for non-investment entities).

The lawfulness of certain provisions of MP 806/17 is being debated, which could result in disputes between taxpayers and the Brazilian Government if MP 806/17 is indeed converted into law.

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

Tax	Rate	Tax calculation basis
IRPJ (Corporate Income Tax)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
CSLL (Social Contribution on Net Income)	20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies)	Net income with adjustments (exclusions, additions, and deductions)
COFINS (Social Security Financing Contribution)	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS (Contribution on Social Integration Program)	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS (Service Tax)	2.0% to 5.0%	Price of service rendered
IOF (Tax on Financial Transactions)	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate income tax and social contribution on net income

In accordance with applicable legislation, corporate income tax (IRPJ - Imposto de Renda da Pessoa Jurídica), and social contribution on profits (CSLL - Contribuição Social Sobre o Lucro Líquido) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

CSLL is currently levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance, and similar companies. Note that this tax is generally levied at a 9.0% for non-financial legal entities. Nonetheless, the Federal Government increased such a rate initially to 15.0%, and then to 20.0%. In regard to this matter, it is worth mentioning that on the same rule that increased CSLL from 15.0% to 20.0% (Law 13,169), the Federal Government also determined that, as from January 1, 2019, the CSLL rate will be reduced to 15.0%.

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

Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: contribution on social integration program (PIS - Contribuição Para o Programa da Integração Social) and social security financing contribution (COFINS - Contribuição Social Para o Financiamento da Seguridade Social).

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

Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income of non-financial companies is subject to PIS and COFINS at the rate of 0.65% and 4%, respectively, except for income from interest on capital, which is subjected to PIS and COFINS at the rate of 1.65% and 7.6%, respectively.

Service Tax

The tax on services (ISS - Imposto Sobre Serviços de Qualquer Natureza) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

A new tax law enacted on December 30, 2016, effected a number of changes with respect to ISS. Among a series of modifications, the new law introduced a minimum tax rate of 2%.

The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on new activities such as credit card and leasing operations but President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration will be charged by the municipality where the client is located. As this change brought some relevant impacts, in November 2017, a lawsuit was filed by CONSIF (Confederação Nacional do Sistema Financeiro) and CNSEG (Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização) in the Federal Supreme Court. On March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court.

Tax on Financial Transactions

The tax on financial transactions (IOF – Imposto sobre Operações Financeiras) is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

The table below summarizes the main rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

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

Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the so-called Common Reporting Standard (CRS) in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting (BEPS) Project, coordinated by the Organization for Economic Co-operation and Development (OECD). In connection therewith, an ancillary obligation called “e-financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.

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

In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in turn is also expected to exchange such information with tax authorities from other countries.

Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, the information of which may be provided to the U.S. Internal Revenue Service; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass-thru payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

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

However, the right to convert dividend payments and proceeds from the sale of our shares in the Brazilian market, into foreign currency and to remit such amounts abroad is subject to compliance with requirements of Brazilian foreign investment and foreign currency legislation. This legislation generally requires, among other things, documentary evidence that establishes the legality, the legitimacy and the economic validity of the exchange operation and that the relevant investment has registered with the Central Bank and CVM, as applicable.

In case the investment in our stock is made through ADS, ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian of the preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad.

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

Message from the Chief Financial Officer

Dear reader,

The year 2017 represented an important evolution in our strategy aimed at the creation of value for our stockholders, based on a distinctive and sustainable performance that is targeted at enchanting our clients with respect to their experience in products and services, in both traditional and digital channels.

Accordingly, we maintained our ongoing search for greater efficiency in our operations, identifying new cost-cutting opportunities and maximizing the return of our investments, including those used in new technologies. . In 2017, we had approximately 9.5 million users through our digital channels (mobile, bankline, sms). In that same period, approximately 200,000 new current accounts were opened through our “Abreconta” app.

Additionally, the significant reduction of our credit losses and the growth of banking service fees and revenue from insurance significantly contributed to a profit and profitability higher than our competitors again in 2017, despite the environment of a sharply declining risk-free Selic interest rate in Brazil, our main market.

It is worth mentioning the value creation concept, which is calculated based on net income for the period less the cost of 14% on the capital used, is the main driver of the management of each of our businesses, thus ensuring full alignment of interests and incentives with the minimum remuneration required by the stockholders for our operations, which was 14% in 2017.

Therefore, based on the tireless search for greater efficiency in capital management, we changed our policy for the distribution of profits in 2017 and decided to return to the stockholder any excess of capital above the level established by the Board of Directors, which is currently 13.5% of the tier 1 capital ratio.

In 2017, we distributed 83% of our profit(i), 12.4% of which by means of the buyback of shares and 70.6% by means of dividends and interest on capital, amounting to R$17.6 billion, a record amount in our history.

The percentage effectively distributed will be revised on an annual basis and will be the result of the prospective ratio between profitability (ROE) and additional capital requirements (RWA growth), in accordance with the table below:

Also, in order to maximize our capital structure, we returned to the subordinated debt market. In December 2017 and January 2018, we issued Perpetual Bonds in the amount of R$ 2 billion, which corresponds to 90 basis points of our tier 1 capital(ii). These operations reduce our capital cost and, therefore, contribute to the creation of value for stockholders.

In this report, we present further details of our strategy, profile, governance, risk management and, of course, performance. I highlight the six strategic fronts, which were announced to the market this year, in the “Our Profile” section, pointing out which ones are transformational, namely: customer satisfaction, digital transformation and people management.

In the section on risk management, you can learn more about our risk appetite, which is also determined by our Board of Directors, and its five dimensions, as well as our risk factors that represent the main events that could significantly affect our business and results.

We begin this section on performance by inviting you to read the Managerial Analysis of the Operation, which describes the result for 2017 under the IFRS and where it is possible to see the results of our strategy.

Last, I remind you that our Investor Relations team is always at your disposal.

I wish you all a good reading.

Best regards,

Caio Ibrahim David

CFO and CRO

(i) the payout considers the recurring net income calculated in accordance with the rules of the Central Bank of Brazil – BRGAAP.

(ii) In tier 1 capital, the limit for perpetual bonds is 150 basis points (Additional Tier 1).

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

•	Loans and leases analyzed on an individual basis (corresponding to our corporate portfolio) are individually analyzed for impairment. For those considered to be impaired, we determine the amount of the allowance based on the expected cash flows that the company will receive from the loan. The loans analyzed on an individual basis that are not impaired are rated based on risk factors, and the inherent losses for each rating are estimated based on our historical experience, which involves judgments related to identifying risk factors and assigning a rating.
•	Loans analyzed on a portfolio basis (corresponding to the following portfolios: (i) Individuals, (ii) Very Small, Small and Medium Business and (iii) Foreign Units – Latin America) are further segregated into classes, when appropriate, based on their underlying risks and characteristics. The allowance for loan and lease losses is determined by portfolio based on historical experience, which also involves judgments and assumptions.

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

Allowance for Loan and Leases Losses	12/31/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	26,972	26,844	22,392	22,235	25,713
Write-offs	(19,823)	(24,251)	(20,065)	(18,675)	(21,769)
Individuals	(12,538)	(13,682)	(11,235)	(12,668)	(13,541)
Credit card	(4,252)	(4,905)	(4,055)	(3,784)	(3,513)
Personal loans	(6,412)	(6,745)	(5,221)	(5,150)	(6,247)
Payroll loans	(1,357)	(1,273)	(622)	(429)	(480)
Vehicles	(476)	(709)	(1,294)	(3,254)	(3,263)
Mortgage loans	(41)	(50)	(43)	(51)	(38)
Corporate	(1,648)	(4,985)	(4,321)	(672)	(478)
Small and Medium Businesses	(4,168)	(4,267)	(3,981)	(4,992)	(7,573)
Foreign Loans Latin America	(1,469)	(1,317)	(528)	(343)	(177)
Expense Recognized in the Income Statement	20,746	24,379	24,517	18,832	17,856
Amount Recognized in the Balance Sheet at the end of period (1)	27,895	26,972	26,844	22,392	22,235
Recovery of loans written off as loss	3,698	3,742	4,779	5,054	5,061
Individuals	1,425	1,397	1,886	2,077	2,058
Credit card	500	450	590	663	653
Personal loans	435	426	563	577	525
Payroll loans	333	341	458	453	278
Vehicles	105	118	202	324	499
Mortgage loans	52	62	73	60	103
Corporate	807	929	1,537	1,642	1,602
Small and Medium Businesses	446	450	666	769	891
Foreign Loans Latin America	1,020	966	690	566	510
Net Write-offs	(16,125)	(20,509)	(15,286)	(13,621)	(16,708)
Ratio of Write-offs during the period to average loans outstanding during the period (%)	4.1	5.0	4.3	4.4	5.7
Ratio of net write-offs during the period to average loans outstanding during the period (%)	3.4	4.2	3.3	3.2	4.4
Ratio of allowance for loan losses to total loans and leases (%)	5.7	5.5	5.7	4.9	5.4

(1) The carrying amount of the individual loans increased by R$435 million in 2013 due to the acquisition of companies as explained in the Consolidated Financial Statements (IFRS).

During the year ended December 31, 2017, we wrote off a total amount of R$19,823 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.7%. Due to the improvement in the macroeconomic scenario mainly in Brazil, there was a decrease in loans written off in 2017, after an above average increase in the corporate segment for two consecutive years.

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

Fair value of financial instruments

Financial instruments recorded at fair value on our balance sheet include mainly securities classified as held-for-trading and available-for-sale as well as other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at amortized historical cost on our balance sheet, and their corresponding fair values are shown in the notes to our complete financial statements. We present information on the fair value of our financial instruments in the table below as of December 31, 2017, 2016 and 2015.

	As of December 31,
Financial instruments recorded at fair value	2017	2016	2015
	(In millions of R$, except percentages)
Assets
Held-for-trading	270,121	204,648	164,311
Designated at fair value through profit or loss	1,746	1,191	642
Derivatives	22,843	24,231	26,755
Available-for-sale	102,284	88,277	86,045
Total	396,994	318,347	277,753
Share (derivatives / total)	5.8%	7.6%	9.6%
Liabilities
Held-for-trading	465	519	412
Derivatives	26,746	24,698	31,071
Total	27,211	25,217	31,483
Share (derivatives / total)	98.3%	97.9%	98.7%

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

•	Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
•	Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and
•	Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date. We present information on our level 3 financial instruments in the table below as of December 31, 2017, 2016 and 2015.

	As of December 31,
Level 3	2017	2016	2015
	(In millions of R$, except percentages)
Held-for-trading	1,033	1,005	60
Available-for-sale securities	8,424	9,534	4,259
Net position of derivatives	333	461	1,218
Total	9,790	11,000	5,537

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

Contingencies are classified as follows, based on likelihood of loss:

•	Probable: liabilities are recognized under “provisions” on our consolidated balance sheet.
•	Possible: liabilities are disclosed in our complete financial statements but no provisions are recorded.
•	Remote: liabilities do not require provision or disclosure.

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

Accounting Practices Adopted in Brazil

Our books and records are maintained in Brazilian reais, the official currency in Brazil, and our complete financial statements, for statutory and regulatory purposes, are prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN) (Brazilian GAAP). The accounting principles and standards generally applicable under Brazilian GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee (CPC), which started issuing standards in 2007, and by the Federal Accounting Council. In the case of companies subject to regulation by BACEN, such as Itaú Unibanco Holding, the effectiveness of the accounting pronouncements issued by entities such as CPC depends on approval of the pronouncement by CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.

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

Assets

Portfolio of Securities and Derivative Financial Instruments

General information

We present below our portfolio of held-for-trading financial assets, available-for-sale financial assets, held-to-maturity financial assets and derivative financial instruments as of December 31, 2017, 2016 and 2015.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, please refer to Performance, item Complete Financial Statement (IFRS), Note 13 – Investments in associates and joint ventures. Held-for-trading and available-for-sale financial assets are stated at fair value and held-to-maturity financial assets are stated at amortized cost. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further details.

As of December 31, 2017, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$294,163 million and R$295,779 million, respectively, which represented 199.84% of our consolidated stockholders’ equity as of that date. As of December 31, 2017, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on B3.

Held-for-trading

Listed below are the assets acquired and accrued available for selling in the short term or when they are part of a portfolio of financial instruments that are managed as a whole and for which there is a recent history of sales in the short term. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 7 – Financial Assets Held for Trading and Designated at Fair Value Through Profit or Loss, for further details.

	As of December 31,
	2017	% of total	2016	% of total	2015	% of total
	(In millions of R$, except percentages)
Held-for-trading financial assets	270,121	100.0	204,648	100.0	164,311	100.0
Investment funds	3,212	1.2	1,173	0.6	1,051	0.6
Government securities - domestic	233,777	86.5	165,349	80.8	121,484	73.9
Brazilian government securities	230,567	85.4	160,024	78.2	117,053	71.2
Brazilian external debt bonds	3,210	1.2	5,325	2.6	4,431	2.7
Government securities - abroad	3,975	1.5	3,735	1.8	1,149	0.7
Argentina	1,466	0.5	651	0.3	696	0.4
United States	100	0.0	78	0.0	132	0.1
Mexico	5	0.0	6	0.0	3	0.0
Chile	51	0.0	127	0.1	36	0.0
Paraguay	6	0.0	88	0.0	68	0.0
Uruguay	222	0.1	32	0.0	40	0.0
Colombia	2,092	0.8	2,669	1.3	72	0.0
Other	33	0.0	84	0.0	102	0.1
Corporate securities	29,157	10.8	34,391	16.8	40,627	24.7
Shares	3,763	1.4	2,491	1.2	2,161	1.3
Securitized real estate loans	65	0.0	-	-	-	-
Bank deposit certificates	347	0.1	1,824	0.9	2,583	1.6
Debentures	3,258	1.2	3,190	1.6	4,522	2.8
Eurobonds and other	634	0.2	662	0.3	991	0.6
Financial credit bills	20,612	7.6	25,893	12.6	30,367	18.5
Promissory Notes	391	0.1	-	-	-	-
Other	87	0.0	331	0.2	3	0.0
Held-for-trading financial assets as a percentage of total assets	18.8%		15.1%		12.9%

We note that Brazilian government securities represented over 85.4% of our portfolio of held-for-trading financial assets in 2017. Brazilian government securities classified as held-for-trading represented 16.1% of our total assets in the same period. Please see Our risk management, item Risk factors, We may incur losses associated with counterparty exposure risks, including the Brazilian federal government.

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

	As of December 31,
	2017	% of total	2016	% of total	2015	% of total
	(In millions of R$, except percentages)
Available-for-sale financial assets	102,284	100.0	88,277	100.0	86,045	100.0
Investment funds	301	0.3	42	0.0	218	0.3
Government securities - domestic	39,279	38.4	32,003	36.3	29,108	33.8
Brazilian government securities	26,489	25.9	17,938	20.3	11,796	13.7
Brazilian external debt bonds	12,790	12.5	14,065	15.9	17,312	20.1
Government securities - abroad	24,390	23.8	14,472	16.4	9,883	11.5
United States	1,567	1.5	1,427	1.6	2,022	2.3
Mexico	544	0.5	-	-	-	-
Denmark	1,951	1.9	819	0.9	2,548	3.0
Spain	2,936	2.9	923	1.0	1,060	1.2
Korea	1,944	1.9	2,673	3.0	1,626	1.9
Chile	9,710	9.5	5,844	6.6	1,407	1.6
Paraguay	1,800	1.8	1,111	1.3	912	1.1
Uruguay	592	0.6	411	0.5	178	0.2
Colombia	3,346	3.3	1,155	1.3	-	-
Netherlands	-	-	101	0.1	122	0.1
Other	-	-	8	0.0	8	0.0
Corporate securities	38,314	37.5	41,760	47.3	46,836	54.4
Shares	2,343	2.3	1,385	1.6	928	1.1
Securitized real estate loans	1,762	1.7	2,095	2.4	2,037	2.4
Bank deposit certificates	803	0.8	2,641	3.0	1,573	1.8
Debentures	20,746	20.3	21,170	24.0	22,835	26.5
Eurobonds and others	5,576	5.5	7,715	8.7	10,112	11.8
Promissory notes	3,244	3.2	2,173	2.5	991	1.2
Rural Product Note	2,828	2.8	1,425	1.6	1,130	1.3
Financial credit bills	619	0.6	2,816	3.2	6,846	8.0
Other	393	0.4	340	0.4	384	0.4
Available-for-sale financial assets as a percentage of total assets	7.1%		6.5%		6.7%

Brazilian government securities and corporate securities represented 25.9% and 37.5%, respectively, of our portfolio of available-for-sale financial assets in 2017. Brazilian government securities and corporate securities classified as available-for-sale financial assets, which are used as hedge for our subordinated debt portfolio, represented 1.8% and 2.6%, respectively, of our total assets in the same period.

Held-to-maturity

Listed below are non-derivative financial assets that we have the intention and financial ability to hold to maturity. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 11– Held to maturity financial assets, for further details.

	As of December 31,
	2017	% of total	2016	% of total	2015	% of total
	(In millions of R$, except percentages)
Held-to-maturity financial assets	36,560	100.0	40,495	100.0	42,185	100.0
Government securities – domestic	22,723	62.2	24,979	61.7	26,509	62.9
Brazilian government securities	13,650	37.3	12,937	31.9	11,721	27.8
Brazilian external debt bonds	9,073	24.8	12,042	29.7	14,788	35.1
Government securities – abroad	461	1.3	539	1.3	15	-
Corporate securities	13,376	36.5	14,977	37.0	15,661	37.1
Debentures	8	0.0	12	0.0	-	-
Eurobonds and others	9	0.0	18	0.0	4	0.0
Securitized real estate loans	12,842	35.1	14,487	35.8	15,657	37.1
Others	517	1.4	460	1.1	-	-
Held-to-maturity financial assets as a percentage of total assets	2.5%		3.0%		3.3%

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

	As of December 31,
Derivative Financial Instruments	2017	% of total	2016	% of total	2015	% of total
	(In millions of R$, except percentages)
Assets
Futures Contracts	158	0.7	127	0.5	529	2.0
Options premiums	3,337	14.6	4,792	19.8	5,583	20.9
Forwards (onshore)	6,911	30.3	4,971	20.5	3,166	11.8
Swaps - difference receivable	9,190	40.2	10,542	43.5	9,147	34.2
Credit derivatives - financial Institutions	137	0.6	181	0.7	614	2.3
Forwards (offshore)	2,950	12.9	3,459	14.3	3,430	12.8
Check of Swap - companies	68	0.3	88	0.4	355	1.3
Others	92	0.4	71	0.3	3,931	14.7
Total derivative financial instruments assets	22,843	100.0	24,231	100.0	26,755	100.0
Derivative financial instruments as percentage of total assets	1.6%		1.8%		2.1%
Liabilities
Futures Contracts	-	-	-	-	-	-
Options premiums	(2,793)	10.4	(4,552)	18.4	(5,783)	18.6
Forwards (onshore)	(6,272)	23.5	(3,530)	14.3	(833)	2.6
Swaps - difference payable	(13,692)	51.2	(13,221)	53.5	(16,331)	52.6
Credit derivatives - financial Institutions	(58)	0.2	(147)	0.6	(875)	2.8
Forwards (offshore)	(3,745)	14.0	(2,825)	11.5	(3,142)	10.1
Check of swap - Companies	(122)	0.5	(353)	1.4	(545)	1.8
Other - Companies	(64)	0.2	(70)	0.3	(3,562)	11.5
Total derivative financial instruments liabilities	(26,746)	100.0	(24,698)	100.0	(31,071)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder's equity	1.9%		1.8%		2.4%

	As of December 31, 2017
Distribution of our financial assets by maturity	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)
	(In millions of R$, except percentages)
Held-for-trading financial assets, at fair value	4,703		43,708		168,558		44,246		8,906		270,121
Investment funds (1)	937	-	2,275	-	-	-	-	-	-	-	3,212	-
Government securities - domestic	-		26,707		154,909		43,325		8,836		233,777
Brazilian government securities	-	-	26,509	1.7	154,372	1.9	41,403	0.5	8,282	0.6	230,567	1.6
Brazilian external debt bonds	-	-	197	-	537	1.6	1,922	5.4	555	2.1	3,210	3.9
Government securities - abroad	3		2,557		1,231		177		8		3,975
Argentina	-	-	1,405	14.3	34	7.2	25	13.1	1	7.2	1,466	14.1
United States	-	-	-	-	100	0.2	-	-	-	-	100	0.2
Mexico	-	-	-	-	2	5.0	2	5.1	1	12.1	5	6.6
Chile	-	-	5	-	39	0.2	2	-	5	0.1	51	0.1
Paraguay	-	-	-	-	-	-	6	3.7	-	-	6	4.0
Uruguay	3	-	218	1.6	-	17.6	1	16.2	-	15.4	222	1.7
Colombia	-	-	897	0.3	1,056	0.9	138	1.1	1	26.2	2,092	0.7
Other	-	-	32	-	-	7.6	1	10.4	-	19.8	33	0.7
Corporate securities	3,763		12,169		12,418		745		62		29,157
Shares	3,763	1.1	-	-	-	-	-	-	-	-	3,763	1.1
Securitized real estate loans	-	-	-	-	0	0.6	65	0.7	-	-	65	0.7
Bank deposit certificates	-	-	205	0.1	142	-	-	-	-	-	347	0.1
Debentures	-	-	777	0.6	1,977	1.7	481	1.7	23	2.3	3,258	1.4
Eurobonds and other	-	-	84	1.9	330	7.3	181	6.5	39	3.1	634	6.1
Financial credit bills	-	-	10,896	4.6	9,710	0.6	5	-	-	-	20,612	2.7
Promissory notes	-	-	206	-	185	-	-	-	-	-	391	-
Other	-	-	-	-	74	5.9	13	4.4	-	-	87	5.6
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	-	-	1,041		705		-		-		1,746
Derivatives	-		13,341		6,681		2,821				22,843
Available-for-sale financial assets, at fair value	2,659		23,448		44,722		17,439		14,016		102,284
Investment funds (1)	301	-	-	-	-	-	-	-	-	-	301	-
Government securities - domestic	-	-	3,924	-	14,337		9,197		11,821		39,279	-
Brazilian government securities	-	-	3,924	13.5	12,230	7.0	1,862	10.3	8,473	7.3	26,489	8.3
Brazilian external debt bonds	-	-	-	-	2,108	7.1	7,335	10.2	3,348	2.2	12,790	7.5
Government securities - abroad	-		11,006		10,627		2,707		50		24,390
United States	-	-	818	0.3	749	0.5	-	-	-	-	1,567	0.4
Mexico	-	-	544	-	-	-	-	-	-	-	544	-
Denmark	-	-	1,951	1.1	-	-	-	-	-	-	1,951	1.1
Spain	-	-	1,942	1.2	994	0.9	-	-	-	-	2,936	1.1
Korea	-	-	1,944	0.6	-	-	-	-	-	-	1,944	0.6
Chile	-	-	1,724	0.3	5,649	0.5	2,287	0.4	49	0.6	9,710	0.4
Paraguay	-	-	1,085	5.5	715	1.0	-	-	-	-	1,800	3.7
Uruguay	-	-	446	0.9	146	0.6	-	-	0	0.5	592	0.8
Colombia	-	-	552	1.0	2,374	4.9	420	10.8	-	-	3,346	5.0
Corporate securities	2,358		8,518		19,758		5,535		2,145		38,314
Shares	2,343	-	-	-	-	-	-	-	-	-	2,343	-
Securitized real estate loans	-	-	-	-	-	-	12	0.3	1,750	1.2	1,762	1.2
Bank deposit certificates	-	-	787	0.7	16	0.3	-	-	-	-	803	0.7
Debentures	8	4.8	1,272	11.2	14,231	4.3	4,959	2.8	276	0.4	20,746	4.3
Eurobonds and others	-	-	2,637	0.9	2,625	1.0	300	4.7	14	5.2	5,576	1.2
Promissory notes	-	-	2,650	3.3	592	1.4	2	8.5	-	-	3,244	3.0
Rural product note	7	6.0	631	2.2	1,856	1.5	229	1.1	105	0.5	2,828	1.6
Financial credit bills	-	-	484	15.2	135	7.7	-	-	-	-	619	13.6
Other	-	-	57	1.7	303	0.7	33	52.6	-	-	393	5.2
Held-to-maturity financial assets, at amortized cost	-		10,296		9,437		10,243		6,584		36,560
Government securities - domestic	-		9,157		6,142		4,541		2,883		22,723
Brazilian government securities	-	-	9,157	34.2	1,610	20.1	-	-	2,883	10.1	13,650	27.4
Brazilian external debt bonds	-	-	-	-	4,532	6.6	4,541	20.3	-	-	9,073	13.4
Government securities - abroad	-	-	448		-		-		13		461	-
Colombia	-	-	448	1.3	-	-	-	-	-	-	448	1.3
Uruguay	-	-	-	-	-	-	-	-	13	-	13	-
Corporate securities	-	-	691		3,295		5,702		3,687		13,376
Debentures	-	-	-	-	-	-	8	-	-	-	8	-
Eurobonds and others	-	-	-	-	-	-	9	8.3	-	-	9	8.3
Securitized real estate loans	-	-	176	31.0	3,294	5.5	5,685	2.3	3,687	0.3	12,842	3.0
Other	-	-	515	0.4	1	-	-	-	-	-	517	0.4

(1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

	Fair Value				Amortized cost
Distribution of our financial assets by currency	Held-for-trading financial assets	Financial assets designated at fair value	Derivatives	Available-for-sale financial assets	Held-to-maturity financial assets	Total
	(In millions of R$)
As of December 31, 2017	270,121	1,746	22,843	102,284	36,560	433,554
Denominated in Brazilian currency	256,557	-	12,024	64,753	26,501	359,835
Denominated in Brazilian currency and indexed by foreign currency (1)	2,817	-	1,516	707	-	5,040
Denominated in foreign currency (1)	10,747	1,746	9,303	36,824	10,059	68,679
As of December 31, 2016	204,648	1,191	24,231	88,277	40,495	358,842
Denominated in Brazilian currency	191,250	-	10,710	52,859	27,436	282,255
Denominated in Brazilian currency and indexed by foreign currency (1)	2,653	-	4,634	670	-	7,957
Denominated in foreign currency (1)	10,745	1,191	8,887	34,748	13,059	68,630
As of December 31, 2015	164,311	642	26,755	86,045	42,185	319,938
Denominated in Brazilian currency	154,737	505	7,445	51,621	27,378	241,686
Denominated in Brazilian currency and indexed by foreign currency (1)	3,043	-	10,044	791	-	13,878
Denominated in foreign currency (1)	6,531	137	9,266	33,633	14,807	64,374

(1) Predominantly U.S. dollars.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments on December 31, 2017 in reais and in foreign currency, including the instruments denominated in foreign currencies. For the notional amount of derivative financial instruments, please refer to section Performance, item Complete Financial Statements (IFRS), Note 8 - Derivatives.

	As of December 31, 2017
Derivative financial instruments (notional amounts)	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts
Buy (Sale) commitments, net	4,374	(9,144)	(4,770)
Forward contracts
Buy (Sale) commitments, net	(7,000)	(13,650)	(20,650)
Future contracts
Buy (Sale) commitments, net	36,356	1,868	38,224
Option contracts
Buy (Sale) commitments, net	112,566	4,345	116,911
Others
Buy (Sale) commitments, net	717	1,611	2,328

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

Required reserve deposits	Regulation (1)	Yield	2017	2016	2015	2014
Demand Deposits
Compulsory	Circular No. 3,632	Zero	40%	45%	45%	45%
Additional Compulsory	Circular No. 3,655	SELIC	0%	0%	0%	0%
Rural (2)	Resolution No. 4,096	Zero	34%	34%	34%	34%
Microcredit (2)	Resolution No. 4,000	Zero	2%	2%	2%	2%
Savings Accounts (3)
Compulsory	Circular No. 3,093	TR + 6.17% p.a.	24.5%	24.5%	24.5%	20%
Additional Compulsory	Circular No. 3,655	SELIC	0.0%	5.5%	5.5%	10%
Real estate financing (2)	Resolution No. 3,932	80% (TR + 6.17% p.a.)	65%	65%	65%	65%
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Circular No. 3,569	SELIC	36%	25%	25%	20%
Additional Compulsory	Circular No. 3,655	SELIC	0%	11%	11%	11%

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

The Central Bank, in accordance with the economic scenario and its monetary policy objectives, may change the rules governing the compulsory deposit requirements that Brazilian financial institutions must comply with, as a mechanism to control the liquidity of the Brazilian financial system.

Thus, in the first half of 2017, the Central Bank made changes to the rules on compulsory deposits that did not change the volume of money in circulation in the economy, but simplified the operational processes to reduce banks' administrative costs, aiming at reducing the cost of medium and long-term credit in Brazil.

One of these changes was the freezing of the value of the deductions (a share that could be written off from compulsory ones) used on January 20, 2017 of the reserve requirements on time deposits and demand deposits.

They will be gradually reduced to 50% of the value ascertained by the end of 2018, 30% by the end of 2019 and zeroed as of January 2020.

Another measure was the migration of the additional compulsory aliquot on time deposits to the main aliquot of this compulsory deposit.

As a result, the reserve requirements remained as follows: (i) time deposits: 36.0%, (ii) demand deposits: 45.0% (it was reduced to 40.0% at the end of 2017), and (iii) savings deposits: 24.5% and 21% % for rural savings.

On December 31, 2017, we recorded an amount of R$ 98,837 million in compulsory deposits in cash compared to R$85,700 million on December 31, 2016 and R$ 94,047 million in interest-bearing deposits compared to R$82,698 million on December 2016, as indicated in the table below. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 5 – Central Bank Compulsory Deposits for further details.

	2017		2016		2015
Required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
	(In millions of R$, except percentages)
Non-interest bearing deposits (1)	4,790	4.8	3,002	3.5	3,790	5.7
Interest-bearing deposits (2)	94,047	95.2	82,698	96.5	62,766	94.3
Total	98,837	100.0	85,700	100.0	66,556	100.0

(1) Mainly related to demand deposits.

(2) Mainly related to time and savings deposits.

Loan and lease operations

Most of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 45.8% of our credit portfolio consists of transactions with fixed interest rates and 54.2% of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans abroad represented 35.2%, 34.1% and 27.1% of our loan portfolio as of December 31, 2017, 2016 and 2015, respectively. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 36 – Management risks – 5. Credit risk exposure, for futher details.

Loan and lease operations by type

The following table sets out the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans.
•	The Corporate portfolio consists primarily of loans made to large corporate clients.
•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies.
•	The Foreign Loans – Latin America portfolio consists of loans granted to individuals and companies by our operations in Argentina, Chile, Colombia, Paraguay and Uruguay.

A-165

	2017		2016		2015
Loan and Lease Operations, by type (1)	Loan	Allowance	Loan	Allowance	Loan	Allowance
	(In millions of R$)
Individuals	190,153	12,992	183,147	14,259	187,220	14,717
Credit card	66,650	3,469	59,022	3,693	58,542	4,141
Personal loans	25,193	6,844	25,813	7,756	28,396	8,330
Payroll Loans	44,419	2,082	44,636	2,108	45,434	1,319
Vehicles	14,083	550	15,434	644	20,058	874
Mortgage loans	39,808	47	38,242	58	34,790	53
Corporate	107,617	6,958	121,754	5,862	152,527	6,459
Small and Medium Businesses	59,453	3,819	58,935	4,743	66,038	4,809
Foreign Loans Latin America	136,144	4,126	126,530	2,108	68,463	859
Total Loan operations and lease operations portfolio	493,367	27,895	490,366	26,972	474,248	26,844

(1) We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$19,105 million, R$19,942 million and R$19,458 million as of December 31, 2017, 2016 and 2015, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$4,002 million, R$4,225 million and R$3,417 million as of December 31,2017, 2016 and 2015, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations. The interest income foregone on our non-accrual loans net of allowance for loan losses for 2017, 2016 and 2015 was R$1,725 million, R$2,017 million and R$1,882 million, respectively.

Loan and lease operations by maturity

The following table sets out the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	12/31/2017
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	32,995	24,388	18,431	19,079	55,027	31,361	181,281
Credit card	26,277	18,809	10,909	5,418	138	-	61,551
Personal loans	4,298	1,627	2,007	3,392	11,159	78	22,561
Payroll loans	1,527	2,518	3,525	6,408	27,756	2,211	43,945
Vehicles	599	1,050	1,466	2,733	7,952	3	13,803
Mortgage loans	294	384	524	1,128	8,022	29,069	39,421
Corporate	9,870	11,257	14,103	18,400	41,199	10,530	105,359
Small and Medium Businesses	10,680	11,536	6,867	9,456	18,693	220	57,452
Foreign Loans Latin America	14,146	12,530	13,407	16,346	43,751	31,473	131,653
Total (1)	67,691	59,711	52,808	63,281	158,670	73,584	475,745

(1) Includes R$8,653 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2016
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	29,843	22,919	16,934	18,401	55,700	30,254	174,051
Credit card	23,093	16,972	9,185	4,237	199	-	53,686
Personal loans	4,353	1,788	1,986	3,414	11,188	238	22,967
Payroll loans	1,388	2,551	3,571	6,552	28,279	1,854	44,195
Vehicles	705	1,236	1,693	3,113	8,290	20	15,057
Mortgage loans	304	372	499	1,085	7,744	28,142	38,146
Corporate	12,970	13,645	15,232	20,627	48,332	9,528	120,334
Small and Medium Businesses	10,388	11,661	6,619	9,566	17,952	292	56,478
Foreign Loans Latin America	14,144	14,743	11,903	13,641	40,798	27,431	122,660
Total (1)	67,345	62,968	50,688	62,235	162,782	67,505	473,523

(1) Includes R$9,085 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2015
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	29,539	23,792	18,033	20,223	57,797	27,682	177,066
Credit card	21,997	16,998	9,193	4,174	161	-	52,523
Personal loans	4,924	2,115	2,314	4,060	11,766	164	25,343
Payroll loans	1,395	2,591	3,651	6,692	28,779	1,935	45,043
Vehicles	978	1,760	2,414	4,301	9,974	21	19,448
Mortgage loans	245	328	461	996	7,117	25,562	34,709
Corporate	16,696	17,094	16,745	22,944	63,454	13,711	150,644
Small and Medium Businesses	12,121	12,862	7,248	10,475	20,539	368	63,613
Foreign Loans Latin America	8,611	7,673	8,045	7,370	19,304	16,326	67,329
Total (1)	66,967	61,421	50,071	61,012	161,094	58,087	458,652

(1) Includes R$8,399 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2017
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	1,963	815	840	2,099	3,096	59	8,872	190,153	(12,992)	177,161
Credit card	841	383	454	1,246	2,175	-	5,099	66,650	(3,469)	63,181
Personal loans	595	313	302	673	738	11	2,632	25,193	(6,844)	18,349
Payroll loans	85	54	48	121	130	36	474	44,419	(2,082)	42,337
Vehicles	123	44	25	45	41	2	280	14,083	(550)	13,533
Mortgage loans	319	21	11	14	12	10	387	39,808	(47)	39,761
Corporate	314	737	748	303	135	21	2,258	107,617	(6,958)	100,659
Small and Medium Businesses	707	185	163	410	518	18	2,001	59,453	(3,819)	55,634
Foreign Loans Latin America	2,564	605	346	461	433	82	4,491	136,144	(4,126)	132,018
Total (2)	5,548	2,342	2,097	3,273	4,182	180	17,622	493,367	(27,895)	465,472

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$10,452 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2016
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
					(In millions of R$)
Individuals	1,704	931	859	2,318	3,231	53	9,096	183,147	(14,259)	168,888
Credit card	937	443	446	1,273	2,236	1	5,336	59,022	(3,693)	55,329
Personal loans	514	352	319	846	800	15	2,846	25,813	(7,756)	18,057
Payroll loans	71	53	48	116	123	30	441	44,636	(2,108)	42,528
Vehicles	145	64	37	69	60	2	377	15,434	(644)	14,790
Mortgage loans	37	19	9	14	12	5	96	38,242	(58)	38,184
Corporate	484	238	201	161	315	21	1,420	121,754	(5,862)	115,892
Small and Medium Businesses	481	301	223	619	799	34	2,457	58,935	(4,743)	54,192
Foreign Loans Latin America	2,170	523	329	386	414	48	3,870	126,530	(2,108)	124,422
Total (2)	4,839	1,993	1,612	3,484	4,759	156	16,843	490,366	(26,972)	463,394

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$10,857 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2015
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
					(In millions of R$)
Individuals	1,840	1,000	1,014	2,708	3,557	35	10,154	187,220	(14,717)	172,503
Credit card	979	418	551	1,598	2,466	7	6,019	58,542	(4,141)	54,401
Personal loans	540	406	347	876	875	9	3,053	28,396	(8,330)	20,066
Payroll loans	72	51	44	103	105	16	391	45,434	(1,319)	44,115
Vehicles	220	109	64	118	98	1	610	20,058	(874)	19,184
Mortgage loans	29	16	8	13	13	2	81	34,790	(53)	34,737
Corporate	825	130	125	560	238	5	1,883	152,527	(6,459)	146,068
Small and Medium Businesses	557	314	267	623	647	17	2,425	66,038	(4,809)	61,229
Foreign Loans Latin America	649	120	64	118	148	35	1,134	68,463	(859)	67,604
Total (2)	3,871	1,564	1,470	4,009	4,590	92	15,596	474,248	(26,844)	447,404

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$11,059 million related to overdue installments of the non-accrual loans.

Loan and lease operations by interest rate

The following table sets out the classification of our credit portfolio into fixed and variables rates, including non-overdue and overdue installments:

A-167

	12/31/2017
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	19,158	25,848	23,020	30,863	91,392	70,500	260,781
Fixed rates	48,533	33,863	29,788	32,418	67,278	3,084	214,964
Total (1)	67,691	59,711	52,808	63,281	158,670	73,584	475,745

(1) Includes R$8,653 million related to non-overdue installments of the non-accrual loans.

	12/31/2016
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	21,082	28,062	22,294	28,525	90,341	64,232	254,536
Fixed rates	46,263	34,906	28,394	33,710	72,441	3,273	218,987
Total (1)	67,345	62,968	50,688	62,235	162,782	67,505	473,523

(1) Includes R$9,085 million related to non-overdue installments of the non-accrual loans.

	12/31/2015
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	17,424	23,010	19,880	24,869	79,466	53,659	218,308
Fixed rates	49,543	38,411	30,191	36,143	81,628	4,428	240,344
Total (1)	66,967	61,421	50,071	61,012	161,094	58,087	458,652

(1) Includes R$8,399 million related to non-overdue installments of the non-accrual loans.

	12/31/2017
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	3,139	1,360	1,076	608	543	111	6,837	267,618
Fixed rates	2,409	982	1,021	2,665	3,639	69	10,785	225,749
Total (2)	5,548	2,342	2,097	3,273	4,182	180	17,622	493,367

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$10,452 million related to overdue installments of the non-accrual loans.

	12/31/2016
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	2,513	795	512	506	686	76	5,088	259,624
Fixed rates	2,326	1,198	1,100	2,978	4,073	80	11,755	230,742
Total (2)	4,839	1,993	1,612	3,484	4,759	156	16,843	490,366

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$10,857 million related to overdue installments of the non-accrual loans.

	12/31/2015
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	1,166	240	156	531	347	39	2,479	220,786
Fixed rates	2,705	1,324	1,314	3,478	4,243	53	13,117	253,462
Total (2)	3,871	1,564	1,470	4,009	4,590	92	15,596	474,248

(1) Defined as loans and leases contractually past due as to payment of interest or principal.

(2) Includes R$11,059 million related to overdue installments of the non-accrual loans.

Loan and lease operations by economic activity

The following table sets out the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower:

A-168

	12/31/2017		12/31/2016		12/31/2015
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Public sector	2,366	0.5	3,051	0.6	3,182	0.7
Industry and commerce	106,620	21.6	112,067	22.8	125,386	26.5
Services	113,981	23.1	118,102	24.1	104,226	22.0
Natural resources	23,013	4.7	24,362	5.0	25,306	5.3
Individuals	243,745	49.4	229,945	46.9	213,622	45.0
Other sectors	3,642	0.7	2,839	0.6	2,526	0.5
Total	493,367	100.0	490,366	100.0	474,248	100.0

On December 31, 2017, there was no concentration of loan and lease operations exceeding 10% of the total portfolio that had not been disclosed in a category of loan and losses.

Loan and lease operations by concentration

The following table presents the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors:

	12/31/2017		12/31/2016		12/31/2015
Concentration	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Largest debtor	4,078	0.8	3,543	0.7	4,615	1.0
10 largest debtors	20,365	4.1	21,609	4.4	27,173	5.7
20 largest debtors	30,761	6.2	32,720	6.7	40,831	8.6
50 largest debtors	50,089	10.2	52,992	10.8	63,797	13.5
100 largest debtors	69,427	14.1	72,441	14.8	85,167	18.0
Total	493,367		490,366		474,248

Rating of the loan and lease portfolio

The following table presents the rating of our loan and lease portfolio based on the probability of default for the periods indicated.

	12/31/2017
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired (1)	Loans impaired	Total loans
	(In millions of R$, except percentages)
Lower Risk	357,710	10,601	-	368,311
Satisfactory	69,671	7,014	-	76,685
Higher Risk	12,147	6,207	-	18,354
Impaired (2)	-	-	30,017	30,017
Total	439,528	23,822	30,017	493,367
%	89.1	4.8	6.1	100.0

	12/31/2016
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired (1)	Loans impaired	Total loans
	(In millions of R$, except percentages)
Lower Risk	363,954	5,543	-	369,497
Satisfactory	62,883	6,904	-	69,787
Higher Risk	13,767	6,998	-	20,765
Impaired (2)	-	-	30,317	30,317
Total	440,604	19,445	30,317	490,366
%	89.8	4.0	6.2	100.0

	12/31/2015
Internal Rating	Loans neither overdue nor impaired	Loans overdue not impaired (1)	Loans impaired	Total loans
	(In millions of R$, except percentages)
Lower Risk	340,368	3,838	-	344,206
Satisfactory	76,940	6,489	-	83,429
Higher Risk	12,609	6,847	-	19,456
Impaired (2)	-	-	27,157	27,157
Total	429,917	17,174	27,157	474,248
%	90.7	3.6	5.7	100.0

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

Regarding retail transactions (those involving individuals, and small and middle-sized companies) the rating is assigned based on the corresponding loan application and behavior score statistical models. Decisions are made based on scoring models that are continuously updated by an independent unit. In limited instances, there may also be an individualized analysis of specific cases where approval is subject to higher credit approval levels. The risk ratings are grouped in four categories: (i) lower risk, (ii) satisfactory, (iii) higher risk and (iv) impaired. Please refer to section Performance, item Financial performance – Allowance for loan and lease losses, for further details on the individual and collective analyses.

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

Please refer to section Performance, item Assets – Loan and lease operations – Renegotiated loans for further details.

Information on the quality of loans and leases

The table below shows our non-accrual loans together with certain asset quality ratios.

	12/31/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013
	(In millions of R$, except percentages)
Non-accrual loans	19,105	19,942	19,458	16,514	18,065
Allowance for loan losses	27,895	26,972	26,844	22,392	22,235
Total loans and leases operations portfolio	493,367	490,366	474,248	452,431	411,702
Non-accrual loans as a percentage of total loans (%)	3.9	4.1	4.1	3.7	4.4
Allowance for loan losses as a percentage of total loans (%)	5.7	5.5	5.7	4.9	5.4
Allowance for loan losses as a percentage of non-accrual loans (%)	146.0	135.3	138.0	135.6	123.1

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

A-171

	12/31/2017			12/31/2016			12/31/2015			12/31/2014			12/31/2013
	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans
		(In millions of R$, except percentages)
Individuals	12,992	2.6	38.5	14,259	2.9	37.3	14,717	3.1	39.5	13,385	3.0	41.1	13,853	3.4	40.7
Credit card	3,469	0.7	13.5	3,693	0.8	12.0	4,141	0.9	12.4	3,740	0.8	13.1	2,952	0.7	12.9
Personal loans	6,844	1.4	5.1	7,756	1.6	5.3	8,330	1.7	6.0	7,024	1.6	6.2	6,488	1.6	6.5
Payroll loans	2,082	0.4	9.0	2,108	0.4	9.1	1,319	0.3	9.6	1,107	0.2	9.0	1,133	0.3	5.5
Vehicles	550	0.1	2.8	644	0.1	3.1	874	0.2	4.2	1,469	0.3	6.4	3,245	0.8	9.9
Mortgage loans	47	-	8.1	58	-	7.8	53	-	7.3	45	-	6.4	35	-	5.9
Corporate	6,958	1.4	21.8	5,862	1.2	24.8	6,459	1.4	32.2	3,114	0.7	32.5	2,006	0.5	31.6
Small and Medium Businesses	3,819	0.8	12.1	4,743	1.0	12.1	4,809	1.0	13.9	5,158	1.1	15.2	5,854	1.4	17.6
Foreign Loans Latin America	4,126	0.8	27.6	2,108	0.4	25.8	859	0.2	14.4	735	0.2	11.2	522	0.1	10.1
Total	27,895	5.6	100.0	26,972	5.5	100.0	26,844	5.7	100.0	22,392	4.9	100.0	22,235	5.4	100.0

Renegotiated loans

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions of R$, except percentages)
Renegotiated loans (1)	17,254	16,398	14,932	11,572	12,880
Allowance for loan and lease losses	7,792	7,341	6,991	5,459	6,284
Allowance for loan and lease losses/renegotiated loans (%)	45.2	44.8	46.8	47.2	48.8

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

Our renegotiated loan portfolio increased to 3.5% of our total loan portfolio as of December 31, 2017, compared to 3.3% as of December 31, 2016. At the end of 2017, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 45.2% compared to 44.8% as of December 31, 2016. The macroeconomic environment both globally and specifically in Brazil, continued to negatively affect the renegotiated loan portfolio, which increased in 2017, specifically in the corporate segment and foreign loans – Latin America, while there was a decrease in loans to individuals in the portfolio. A breakdown by segment is shown below in the table “Renegotiated loan and lease operations” where a breakdown by segment is presented.

Our renegotiated loan portfolio increased to 3.3% of our total loan portfolio as of December 31, 2016, compared to 3.1% as of December 31, 2015. At the end of 2016, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 44.8% compared to 46.8% as of December 31, 2015. This portfolio increased in 2016 due to the deteriorating macroeconomic scenario, mainly in Brazil, specifically in the corporate segment, and small and medium business segment as shown below in the table “Renegotiated loan and lease operations”.

Our renegotiated loan portfolio increased to 3.1% of our total loan portfolio as of December 31, 2015, compared to 2.6% as of December 31, 2014. At the end of 2015, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 46.8% compared to 47.2% as of December 31, 2014. This portfolio increased in 2015 due to the deteriorating macroeconomic scenario, mainly in Brazil, specifically in the corporate segment, as shown below in the table “Renegotiated loan and lease operations”.

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

The total amount of each type of renegotiated loan as of December 31, 2017, 2016 and 2015 is shown in the tables below.

	As of December 31, 2017
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	13,549	6,184	45.6	3,367	24.9
Agreements	3,705	1,608	43.4	635	17.1
Total	17,254	7,792	45.2	4,002	23.2

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	As of December 31, 2016
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	14,405	6,740	46.8	3,930	27.3
Agreements	1,993	601	30.2	295	14.8
Total	16,398	7,341	44.8	4,225	25.8

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	As of December 31, 2015
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	11,985	5,508	46.0	3,077	25.7
Agreements	2,947	1,483	50.3	340	11.5
Total	14,932	6,991	46.8	3,417	22.9

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2017, 2016 and 2015:

	As of December 31, 2017
Renegotiated loan and lease operations	Payment extension (1)	Multiple concessions (2)	Multiple modifications (3)	Total
	(In millions of R$)
Individuals	166	2,419	4,436	7,021
Credit card	-	432	-	432
Personal loans	-	1,802	4,436	6,238
Payroll loans	-	185	-	185
Vehicles	76	-	-	76
Mortgage loans	90	-	-	90
Corporate	-	-	4,175	4,175
Small and medium businesses	89	1,879	2,318	4,286
Foreign loans - Latin America	178	1,594	-	1,772
Total renegotiated loan and lease operations	433	5,892	10,929	17,254

(1) Represents loan and lease transactions subject to an amendment of contractual terms relating mostly to payment due dates.
(2) Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
(3) Represents loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

	As of December 31, 2016
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

(1) Represents loan and lease transactions subject to an amendment of contractual terms relating mostly to payment due dates.
(2) Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
(3) Represents loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

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

(1) Represents loan and lease transactions subject to an amendment of contractual terms relating mostly to payment due dates.
(2) Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.
(3) Represents loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

The following tables present an additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2017, 2016 and 2015:

	As of December 31, 2017
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non- performing	Total
	(In millions of R$)
Individuals	-	4,136	1,700	1,185	7,021
Credit card	-	421	-	11	432
Personal loans	-	3,527	1,585	1,126	6,238
Payroll loans	-	124	49	12	185
Vehicles	-	61	8	7	76
Mortgage loans	-	3	58	29	90
Corporate	2,849	113	1,204	9	4,175
Small and medium businesses	-	1,809	1,451	1,026	4,286
Foreign loans - Latin America	4	1,110	379	279	1,772
Total renegotiated loan and lease operations	2,853	7,168	4,734	2,499	17,254

	As of December 31, 2016
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non- performing	Total
	(In millions of R$)
Individuals	-	4,162	2,162	1,493	7,817
Credit card	-	333	-	-	333
Personal loans	-	3,689	2,033	1,451	7,173
Payroll loans	-	104	55	14	173
Vehicles	-	32	29	7	68
Mortgage loans	-	4	45	21	70
Corporate	2,113	135	633	27	2,908
Small and medium businesses	-	2,064	1,293	980	4,337
Foreign loans - Latin America	22	733	292	289	1,336
Total renegotiated loan and lease operations	2,135	7,094	4,380	2,789	16,398

	As of December 31, 2015
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non- performing	Total
	(In millions of R$)
Individuals	-	4,133	2,118	1,542	7,793
Credit card	-	356	-	-	356
Personal loans	-	3,679	1,919	1,490	7,088
Payroll loans	-	83	28	25	136
Vehicles	-	13	135	15	163
Mortgage loans	-	2	36	12	50
Corporate	2,796	198	187	-	3,181
Small and medium businesses	-	1,666	1,207	885	3,758
Foreign loans - Latin America	-	95	69	36	200
Total renegotiated loan and lease operations (1)	2,796	6,092	3,581	2,463	14,932

(1) Our renegotiated loan and lease operations increased in 2015 due to the worsening macroeconomic scenario, mainly in Brazil, specifically in the segment corporate.

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2017, 2016 and 2015:

Impaired loans	2017	2016	2015
	(In millions of R$)
Balance at the beginning of the period	30,317	27,157	17,206
(+) Loan operations added	16,637	21,075	21,701
(+) Loan operations added due to redefault	4,753	5,188	4,587
(-) Loans removed due to write-off	(11,202)	(10,737)	(9,474)
(-) Loans removed due to renegotiation (including amendments)	(1,281)	(1,453)	(1,160)
(-) Loans removed due to total or partial pay-off	(9,207)	(10,913)	(5,703)
Balance at the end of the period	30,017	30,317	27,157

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

Cross border outstanding	12/31/2017%		12/31/2016%		12/31/2015%
	(In millions of R$, except percentages)
Cash and deposits on demand	42,570	3.0	41,234	3.1	52,649	4.1
Interbank deposits	115,396	8.0	97,934	7.2	139,190	10.9
Securities purchased under agreements to resell	17,954	1.3	22,267	1.6	20,187	1.6
Central Bank compulsory deposits	1,966	0.1	266	0.0	2,891	0.2
Financial assets held for trading	9,844	0.7	12,121	0.9	6,995	0.5
Derivatives	14,897	1.0	10,153	0.8	15,409	1.2
Available for sale financial assets	59,387	4.1	47,002	3.5	69,331	5.4
Financial assets held to maturity	9,633	0.7	12,595	0.9	15,446	1.2
Loan and lease operations	51,275	3.6	59,667	4.4	70,010	5.5
Total outstanding	322,922	22.5	303,239	22.4	392,108	30.7

Short-term borrowings

Short-term borrowings are included in our balance sheet under the “Securities sold under repurchase agreement” line item. The main category for short-term borrowings is “Deposits Received under Securities Repurchase Agreements with Own and Third-Party Financial Assets”. The table below shows our short-term borrowings as of December 31, 2017, 2016 and 2015:

	As of December 31,
Securities sold under repurchase agreements	2017	2016	2015
	(In millions of R$, except percentages)
Amount outstanding	312,634	349,164	336,643
Maximum amount outstanding during the period	346,518	358,781	336,643
Weighted average interest rate at period-end (%)	9.4	12.1	11.7
Average amount outstanding during period	328,721	339,416	297,509
Weighted average interest rate (%)	7.0	11.9	12.3

Liabilities

Funding

Main sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2017, 2016 and 2015.

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

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2017, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2018.

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2017, total deposits were R$402,938 million, which represented 42.7% of total funding. As of December 31, 2016, total deposits amounted to R$329,414 million, representing 36.3% of total funding. As of December 31, 2015, total deposits amounted to R$292,610 million, representing 33.2% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2017, 2016 and 2015 accounted for 22.4%, 17.2% and 12.0% of total funding, respectively.

The table below shows the breakdown of our main sources of funds as of December 31, 2017, 2016 and 2015:

Breakdown of the main sources of funds	2017	% of total funding	2016	% of total funding	2015	% of total funding
			(In millions of R$, except percentages)
Deposits	402,938	42.7	329,414	36.3	292,610	33.2
Demand deposits	68,973	7.3	61,133	6.7	61,092	6.9
Savings deposits	119,980	12.8	108,250	12.0	111,319	12.6
Time deposits	211,800	22.4	156,274	17.2	105,250	12.0
Interbank deposits	2,182	0.2	3,757	0.4	14,949	1.7
Other deposits	3	0,0	-	0,0	-	0,0
Securities sold under repurchase agreements	312,634	33.1	349,164	38.2	336,643	38.3
Interbank market debt	129,616	13.8	135,483	14.9	156,886	17.8
Mortgage notes	-	-	-	-	139	-
Real estate credit bills	18,525	2.0	19,179	2.1	14,452	1.6
Agribusiness credit bills	15,101	1.6	15,442	1.7	13,775	1.6
Financial credit bills	27,691	3.0	19,566	2.2	18,496	2.1
Import and export Financing	39,089	4.1	45,633	5.0	65,566	7.5
Onlending-domestic	24,181	2.6	29,828	3.3	38,804	4.4
Liabilities from transactions related to credit assignments	5,029	0.5	5,835	0.6	5,654	0.6
Institutional market debt	98,482	10.4	96,239	10.6	93,918	10.7
Subordinated debt	52,696	5.5	57,420	6.3	65,785	7.5
Foreign borrowings through securities	41,400	4.4	33,583	3.7	24,188	2.7
Structured Operations Certificates	4,386	0.5	5,236	0.6	3,945	0.4
Total	943,670	100.0	910,300	100.0	880,057	100.0

Deposits by maturity

The table below shows the maturity profile of our deposits as of December 31, 2017, 2016 and 2015:

	2017
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	68,976	-	-	-	68,976
Demand deposits	68,973				68,973
Other deposits	3				3
Interest bearing deposits	147,867	33,258	23,238	129,599	333,962
Savings deposits	119,980	-	-	-	119,980
Time deposits	27,799	32,350	22,569	129,082	211,800
Interbanks Deposits	88	908	669	517	2,182
Total	216,843	33,258	23,238	129,599	402,938

	2016
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	61,133	-	-	-	61,133
Demand deposits	61,133	-	-	-	61,133
Interest bearing deposits	139,982	30,166	17,734	80,399	268,281
Savings deposits	108,250	-	-	-	108,250
Time deposits	30,555	28,248	17,109	80,362	156,274
Interbanks Deposits	1,177	1,918	625	37	3,757
Total	201,115	30,166	17,734	80,399	329,414

	2015
Deposits by maturity	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	61,092	-	-	-	61,092
Demand deposits	61,092	-	-	-	61,092
Interest bearing deposits	129,260	27,979	14,288	59,991	231,518
Savings deposits	111,319	-	-	-	111,319
Time deposits	13,466	19,252	13,276	59,256	105,250
Interbanks Deposits	4,475	8,727	1,012	735	14,949
Total	190,352	27,979	14,288	59,991	292,610

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2017, 2016 and 2015:

	2017	2016	2015
	(In millions of R$)
Maturity within three months	37,622	30,560	26,545
Maturity after three months to six months	13,541	11,124	10,512
Maturity after six months to twelve months	15,484	12,509	8,925
Maturity after twelve months	67,218	35,167	17,443
Total time deposits in excess of US$100,000	133,865	89,360	63,425

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2017, 2016 and 2015:

	2017	2016	2015
	(%)
Retail	11.6	8.1	8.3
Itaú Personnalité	23.4	14.3	17.3
Middle market	24.5	39.7	28.5
Corporate	38.2	32.5	44.2
Institutional	2.3	5.4	1.7
Total	100.0	100.0	100.0

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

Litigation

Overview

We are not defendants in any significant administrative proceeding before CVM, SUSEP, the Central Bank or any municipalities. As part of the ordinary course of our business, we are party to various legal and administrative proceedings (including consumer complaints) filed against us with SUSEP, certain municipalities or the Central Bank.

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

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 32 – Provisions, contingencies and other commitments, for further information and details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes. The following table sets forth our provisions for such contingencies as of December 31, 2017, 2016 and 2015

Provision	12/31/2017	12/31/2016	12/31/2015
		(In millions of R$)
Civil	5,300	5,172	5,227
Labor	7,283	7,232	6,132
Tax and social security	7,003	8,246	7,500
Other	150	259	135
Total	19,736	20,909	18,994

No class actions alleging unfair competition, trust or monopoly practices were brought against us in 2017.

Civil litigation

Litigation arising from government monetary stabilization plans

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government as a measure to combat inflation. Please refer to section Our risk management, item Risk factors, legal and regulatory risks, Decision on lawsuits due to government monetary stabilization plans may have a material adverse effect on us for further information.

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

Labor Litigation

In 2017, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which individually significantly impacted our results. The pool of labor claims for our subsidiaries in such period comprises labor claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2017, there were 72,382 labor claims filed against us.

The main requests in the labor claims filed by our current and former employees include:

•	Salary differences arising from the application of the 30 working hours per week limit, provided for in art. 224 of the Brazilian Labor Laws Consolidation (CLT), which is applicable to bank employees whose function does not require special trust from the employer.
•	Salary differences arising from overtime not duly registered in the internal systems.
•	Claims with respect to the method to establish the overtime work pay.
•	Salary parity.

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for disabled personnel. In the fiscal year ended December 31, 2017, we paid approximately R$3,135 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance with the agreements signed and the rulings imposed by labor courts.

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

We classify as legal liability tax due when we discuss the legality and/or unconstitutionality of the legislation in force. Legal liability taxes are provisioned regardless of the likelihood of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the chance of prevailing is less likely than not.

On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that we failed to pay approximately R$11,844.7 million of IRPJ, plus accrued penalties and interest, and approximately R$6,867.0 million of CSLL, plus accrued penalties and interest, in fiscal year 2008, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian tax authorities allege that corporate transactions of a different kind should have been used. However, the transaction suggested by the Brazilian tax authorities is not supported in the rules applicable to financial institutions. On January 30, 2014, we were advised that the Brazilian tax authorities confirmed the notifications in a non-unanimous ruling. On February 28, 2014 we appealed the decision at the Administrative Tax Appeals Tribunal. We continue to maintain that the transactions conducted were appropriate and legitimate, having been approved by the involved companies’ management bodies and their respective stockholders, and subsequently sanctioned as well by the relevant regulatory authorities, including CVM, the Central Bank and CADE. We and our external counsel assess the risk of loss in this tax proceeding as remote. On April, 10, 2017, the Administrative Board of Tax Appeals (CARF), by the Ordinary Instance, issued a favorable decision to the Company, canceling the tax assessment notice.

Additionally, relating to the same transaction on November 14, 2013, we received a notice of tax assessment issued on behalf of Itaú Unibanco S.A., charging R$1,439. 9 million of Income Tax (IRPJ) and R$502.6 million of (CSLL), plus accrued penalties and interest. We also assess the chances in prevailing this litigation as more likely than not. We filed a voluntary appeal that was dismissed by CARF. Currently, the proceeding is pending judgment of the special appeal filed by the company with the Superior Administrative Court of Federal Tax Appeals (CSRF).

Other Litigation

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 32 – Provisions, Contingencies and Other Commitments, for further details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes.

Derivative instruments that qualify for hedge accounting

Hedging transactions may be classified into three categories: fair value hedge, cash flow hedge, and hedge of net investment in foreign operations:

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

Tabular disclosure of contractual obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2017:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In millions of R$)
Interbank market debt (1)(3)	140,604	75,937	46,528	7,156	10,983
Institutional market debt (2)(3)	123,989	29,140	22,695	32,274	39,880
Time Deposits(3)	262,736	93,387	30,762	133,038	5,549
Operating and capital (finance) lease obligations	5,428	1,118	2,595	1,331	384
Financial Guarantees Provided	70,489	19,312	7,078	2,515	41,584
Letters of credit to be released	9,214	9,214	-	-	-
Pension Obligations	466	45	90	90	241
Health Benefits	256	19	42	48	147
Total	613,182	228,172	109,790	176,452	98,768

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

The repurchase program initially effective in 2017 was approved by our Board of Directors on February 1, 2016 with limits of 50.0 million preferred shares and 10.0 million common shares, without reducing our capital stock.

On May 25, 2017 our Board of Directors approved the renewal of our share buyback program through November 26, 2018, authorizing the purchase of up to 10.0 million common shares and 50.0 million preferred shares. On August 31, 2017, our Board of Directors approved the renewal of our share buyback program through November 26, 2018, authorizing the purchase, in the aggregate, of up to 60.0 million common shares and 39.155 million preferred shares.

On December 15, 2017 our Board of Directors once again renewed our share buyback program through June 19, 2019, authorizing the purchase, in the aggregate with respect to all shares purchased under the program, of up to 28.617 million common shares and 50.0 million preferred shares issued by us, without reducing our capital stock. The share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long term incentive plans; and (iii) to use the acquired shares in the event of business opportunities arising in the future. All purchases shall be open market purchases made through stock exchanges.

Period (1)	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share (2)	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs	(e) Total number of common shares purchased	(f) Average price paid per common share (2)	(g) Total number of common shares purchased as part of publicly announced plans or programs	(h) Maximum number of common shares that may yet be purchased under the plans or programs
01/02 to 01/31/2017	6,350,000	35.21	29,000,000	21,000,000	-	-	-	10,000,000
02/01 to 02/24/2017	-	-	29,000,000	21,000,000	-	-	-	10,000,000
03/01 to 03/31/2017	1,626,000	38.26	30,626,000	19,374,000	-	-	-	10,000,000
04/03 to 04/28/2017	7,461,900	38.14	38,087,900	11,912,100	-	-	-	10,000,000
05/02 to 05/25/2017	11,700,000	35.53	49,787,900	212,100	-	-	-	10,000,000
05/26 to 05/31/2017	1,260,000	35.83	1,260,000	48,740,000	-	-	-	10,000,000
06/01 to 06/30/2017	6,985,000	35.90	8,245,000	41,755,000	-	-	-	10,000,000
07/03 to 07/31/2017	2,600,000	36.43	10,845,000	39,155,000	-	-	-	60,000,000
08/01 to 08/31/2017	-	-	-	39,155,000	-	-	-	60,000,000
09/01 to 09/29/2017	-	-	-	39,155,000	-	-	-	60,000,000
10/02 to 10/31/2017	-	-	-	39,155,000	-	-	-	60,000,000
11/01 to 11/30/2017	-	-	-	39,155,000	-	-	-	60,000,000
12/01 to 12/19/2017	-	-	-	39,155,000	31,793,105	37.05	31,793,105	28,206,895
12/20 to 12/29/2017	-	-	-	50,000,000	14,421,132	37.05	14,421,132	14,195,517

(1) On Februaryt 1, 2016 our Board of Directors approved the purchase of up to 10,000,000 common shares and 50,000,000 preferred shares, ending on August 2, 2017, on May 25, 2017, our Board of Directors approved the renewal of our share repurchase program through November 26, 2018, of up to 10.0 million common shares and 50.0 million preferred shares, and on August 31, 2017, for the second time our Board of Directors once again renewed our share repurchase program through November 26, 2018, authorizing the purchase, in the aggregate with respect to all shares purchased under the program,of up to 60.0 million common shares and 39.155 million preferred shares, and on December 15, 2017 our Board of Directors once again renewed our share repurchase program through June 19, 2019, authorizing the purchase, in the aggregate with respect to all shares purchased under the program, of up to 28.617 million common shares and 50.0 million preferred shares

(2) Includes brokerage costs.

Capital expenditures

In accordance with our practice in the last few years, our capital expenditures in the 12-month period ended December 31, 2017 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures as of December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
Capital Expenditures	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Fixed Assets	943	1,430	1,466	(487)	(34.1)%	(36)	(2.5)%
Fixed assets under construction	302	341	198	(39)	(11.4)%	143	72.2%
Land and buildings	-	127	6	(127)	(100.0)%	121	2,016.7%
Leasehold improvements	147	137	139	10	7.3%	(2)	(1.4)%
Furniture and data processing equipment	412	602	1,040	(190)	(31.6)%	(438)	(42.1)%
Other	82	223	83	(141)	(63.2)%	140	168.7%
Intangible Assets	2,307	2,846	1,062	(539)	(18.9)%	1,784.00	168.0%
Acquisition of rights to credit payroll	345	342	109	3	0.9%	233	213.8%
Association for the promotion and offer of financial products and services	18	719	39	(701)	(97.5)%	680	1,743.6%
Software developed or obtained for internal use	1,556	1,508	899	48	3.2%	609	67.7%
Other intangibles	388	277	15	111	40.1%	262	1,746.7%
Total	3,250	4,276	2,528	(1,026)	(24.0)%	1,748.00	69.1%

Please refer to section Performance, item Complete Financial Statements (IFRS), Note 15 – Fixed assets and note 16 – Intangible assets for further details.

Fixed assets

Property, plant and equipment

As of December 31, 2017, we own and rent our principal administrative offices, which included office buildings in 10 different addresses, having a total area of 445,476 square meters, located primarily in São Paulo, Brazil. These offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back offices, wholesale and investment bank activities, and also our data processing center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2018 (which are in the process of being renewed under similar terms) to the first quarter of 2037.

As of December 31, 2017, we owned approximately 32% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 68%.

Capitalization

The table below presents our capitalization as of December 31, 2017. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2017. As of the date of this Consolidated Annual Report, there has been no material change in our capitalization since December 31, 2017.

You should read the table below in conjunction with the information included in section Our profile, item In numbers, Selected Financial Data – IFRS, section Performance and section Attachments, item Selected Statistical Information for further details.

	As of December 31, 2017
Capitalization	R$	US$ (1)
	(In millions of R$, except percentages)
Current liabilities
Deposits	273,339	82,630
Securities sold under repurchase agreements	240,808	72,796
Financial liabilities held for trading	55	17
Derivatives	13,412	4,054
Interbank market debt	73,414	22,193
Institutional market debt	26,026	7,868
Other financial liabilities	77,598	23,458
Reserves for insurance and private pension	-	-
Liabilities for capitalization plans	3,301	998
Provisions	4,974	1,504
Tax liabilities	3,175	960
Other liabilities	24,381	7,370
Total	740,483	223,846
Long-term liabilities
Deposits	129,599	39,177
Securities sold under repurchase agreements	71,826	21,713
Financial liabilities held for trading	410	124
Derivatives	13,334	4,031
Interbank market debt	56,202	16,990
Institutional market debt	72,456	21,903
Other financial liabilities	15	5
Reserves for insurance and private pension	181,232	54,786
Provisions	14,762	4,463
Tax liabilities	4,223	1,277
Other liabilities	1,980	599
Total	546,039	165,066
Income tax and social contribution - deferred	441	133
Non-controlling interests	13,166	3,980
Stockholders’ equity attributed to the owners of the parent company (2)	134,840	40,762
Total capitalization (3)	1,434,969	433,788
BIS ratio (4)	18.8%

(1) Convenience translation at 3.3080 reais per U.S. dollar, the exchange rate in effect on December 31, 2017.

(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 3,305,526,906 common shares and 3,159,103,612 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 21 to our consolidated financial statements as of and for the period ended December 31, 2017.

(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.

(4) Calculated by dividing total regulatory capital by risk weight assets.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements, other than the guarantees we granted that are described in Note 36 – Management risks, item 3 – Collateral and policies for mitigating credit risk and item 5 – Credit risk exposure of our consolidated financial statements and derivative financial instruments discussed above. Please refer to section Our risk management, item Risk and capital management, exchange rate sensitivity for further details.

Results

Highlights

The highlights for the years ended December 31, 2017, 2016 and 2015 are presented below:

	For the Year Ended December 31,
Highlights	2017	2016	2015
	(In millions of R$, except percentages)
Statement of Income
Net Income (attributable to the owners of the parent company)	23,903	23,263	25,740
Banking Product	111,050	118,661	92,011
Shares (R$)
Earnings per share - Basic (Common and Preferred)	3.68	3.57	3.91
Weight Average Number of Outstanding Shares – Basic (in thousands) (1)
Common	3,347,890	3,351,741	3,351,741
Preferred	3,156,020	3,171,216	3,228,881
Market Capitalization (2)	275,523	219,348	155,732
Market Capitalization (In millions of US$) (3)	83,290	67,303	39,882
Performance Ratios (%)
Net income as a percentage of average stockholder's equity – Annualized (4)	19.7	20.1	24.8
Net income as a percentage of total assets – Annualized (5)	1.7	1.8	2.2
Solvency Ratio (BIS Ratio) - Prudential Conglomerate	18.8	19.1	17.8
Non-performing Loans Index (NPL over 90 days)	3.1	3.4	3.5
Non-performing Loans Index (NPL over 15-90 days)	2.8	2.5	2.6
Efficiency Ratio (6)	46.3	45.1	43.6
Risk Adjusted Efficiency Ratio (6)	64.0	69.6	63.4

	As of December 31,
	2017	2016	2015
Balance Sheet
Total Assets	1,434,969	1,353,241	1,276,415
Total Loan Portfolio	493,367	490,366	474,248
Total Stockholders' Equity	148,005	134,814	114,059
Total Stockholders’ Equity attributed to the owners of the parent company	134,840	122,582	112,252

(1) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on July 17, 2015 and September 14, 2016.

(2) Total number of outstanding shares (common and preferred shares) multiplied by the average price of the preferred share on the last trading day in the period.

(3) The US$/R$ exchange rate was R$3.3080 as of December 31,2017, R$3.2591 as of December 31, 2016 and R$3.9048 as of December 31, 2015.

(4) Annualized Return was calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity attributed to the owners of the parent company excluding quarterly average proposed dividends recorded.

(5) Annualized Return was computed by dividing Net Income by Average Assets.

(6) The Efficiency Ratio and Risk Adjusted Efficiency Ratio are calculated based on managerial information (for more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see Basis of Segment Information Presentation).

Net income (attributable to the owners of the parent company): increased 2.8% in 2017 compared to 2016 and decreased 9.6% in 2016 compared to 2015.

For 2017, our net income attributable to the owners of the parent company was R$23,903 million and increased 2.8% compared to 2016, when our net income was R$23,263 million. The main drivers that contributed to this increase were the increase in banking service fees and the reduction in expenses for allowance for loan and lease losses. For the year ended December 31, 2016, our net income attributable to the owners of the parent company decreased by 9.6% when compared to the year ended December 31, 2015, when our net income attributable to the owners of the parent company was R$25,740 million.

Our performance ratio, return on average equity (ROAE), calculated by dividing net income attributable to owners of the parent company by the quarterly average stockholders’ equity (attributed to the owners of the parent company) excluding quarterly average proposed dividends recorded and reserved in stockholders’ equity, was 19.7% in 2017, a decrease of 40 basis points compared to 2016 when our performance ratio was 20.1%, a decrease of 470 basis points compared to 2015 when our performance ratio was 24.8%.

Stockholders’ equity (attributable to the owners of the parent company): as of December 31, 2017, our total stockholders’ equity (attributable to the owners of the parent company) increased by 10.0% compared to December 31, 2016, and reached R$134,840 million. As of December 31, 2016 our stockholders’ equity attributed to the owners of the parent company increased by 9.2% compared to December 31, 2015, and reached R$122,582 million.

Share buyback: In 2017, we acquired 37,982,900 preferred non-voting shares of own issue and 46,214,237 common shares of own issue, totaling R$3.1 billion.

Dividends and interest on own capital: We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on own capital. In 2017 we paid or provisioned R$5.0 billion and reserved R$12.5 billion in stockholder’s equity, of dividends and interest on own capital, net of tax, totaling R$17.6 billion.

Certain effects of foreign exchange rates on our income

The variation of the real can affect our net interest margin (which includes net interest and similar income and expenses, dividend income, net gain (loss) from investments in securities and derivatives and foreign exchange results and exchange variations on transactions). A certain amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the real depreciates, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and short-term borrowings, because the cost in reais of the related interest expense increases. At the same time, we realize gains on monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed trading securities and loans, due to increased interest income from such assets when translated to reais. When the real appreciates, the effects are the opposite of those described above. Consequently, the management of the gap in foreign currencies can have material effects on our net income. Our foreign currency gap management also takes into account the tax effects of such positions. We seek to maintain sufficient hedges (a liability position in foreign exchange derivatives) to reduce the potential effects from our total foreign-exchange exposure.

Unless otherwise indicated, the discussion in this section relates to our average interest rates and yields. Interest rates cited are measured in reais and include the effect of the variation of the real against foreign currencies. Please refer to section Our risk management, item Risk factors, Macroeconomic risk factors, Brazilian authorities exercise influence on the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as deterioration of government fiscal accounts, may adversely affect us and Market risk for further details.

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Banking product	111,050	118,661	92,011	(7,611)	(6.4)%	26,650	29.0%
Interest and similar income	144,690	161,495	147,789	(16,805)	(10.4)%	13,706	9.3%
Interest and similar expense	(78,325)	(95,126)	(75,064)	16,801	(17.7)%	(20,062)	26.7%
Dividend income	301	288	98	13	4.5%	190	193.9%
Net gain (loss) from investment securities and derivatives	3,175	7,311	(11,862)	(4,136)	(56.6)%	19,173	(161.6)%
Foreign exchange results and exchange variation on transactions	(250)	5,513	(6,353)	(5,763)	(104.5)%	11,866	(186.8)%
Banking service fees	34,448	31,918	29,452	2,530	7.9%	2,466	8.4%
Income related to insurance, private pension plans and capitalization operations before claim and selling expenses	5,252	5,880	6,672	(628)	(10.7)%	(792)	(11.9)%
Other income	1,759	1,382	1,279	377	27.3%	103	8.1%
Losses on loans and claims	(18,240)	(22,122)	(21,335)	3,882	(17.5)%	(787)	3.7%
Expenses for allowance for loan and lease losses	(20,746)	(24,379)	(24,517)	3,633	(14.9)%	138	(0.6)%
Recovery of loans written off as loss	3,698	3,742	4,779	(44)	(1.2)%	(1,037)	(21.7)%
Expenses for claims	(1,224)	(1,555)	(1,611)	331	(21.3)%	56	(3.5)%
Recovery of claims under reinsurance	32	70	14	(38)	(54.3)%	56	400.0%
Operating margin	92,810	96,539	70,676	(3,729)	(3.9)%	25,863	36.6%
Other operating income (expenses)	(60,599)	(58,347)	(52,411)	(2,252)	3.9%	(5,936)	11.3%
General and administrative expenses	(54,118)	(50,904)	(47,626)	(3,214)	6.3%	(3,278)	6.9%
Tax expenses	(7,029)	(7,971)	(5,405)	942	(11.8)%	(2,566)	47.5%
Share of profit or (loss) in associates and joint ventures	548	528	620	20	3.8%	(92)	(14.8)%
Income before income tax and social contribution	32,211	38,192	18,265	(5,981)	(15.7)%	19,927	109.1%
Current income tax and social contribution	(4,539)	(3,898)	(8,965)	(641)	16.4%	5,067	(56.5)%
Deferred income tax and social contribution	(3,404)	(10,712)	16,856	7,308	(68.2)%	(27,568)	(163.6)%
Net income	24,268	23,582	26,156	686	2.9%	(2,574)	(9.8)%
Net income attributable to non-controlling interests	365	319	416	46	14.4%	(97)	(23.3)%
Net income attributable to owners of the parent company	23,903	23,263	25,740	640	2.8%	(2,477)	(9.6)%

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

The following table shows the main components of our interest and similar income for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	For the Year Ended December 31,			Variation
Interest and similar income	2017	2016	2015	2017-2016		2016 - 2015
	(In millions of R$, except percentages)
Interest on Central Bank compulsory deposits	7,201	6,920	5,748	281	4.1%	1,172	20.4%
Interest on interbank deposits	744	677	1,628	67	9.9%	(951)	(58.4)%
Interest on securities purchased under agreements to resell	25,712	34,162	27,572	(8,450)	(24.7)%	6,590	23.9%
Interest on financial assets held for trading	22,944	23,669	19,826	(725)	(3.1)%	3,843	19.4%
Interest on available-for-sale financial assets	8,886	11,160	8,979	(2,274)	(20.4)%	2,181	24.3%
Interest on held-to-maturity financial assets	2,896	3,788	3,758	(892)	(23.5)%	30	0.8%
Interest on loans and leases operations	75,584	80,118	79,392	(4,534)	(5.7)%	726	0.9%
Other financial assets	723	1,001	886	(278)	(27.8)%	115	13.0%
Total interest and similar income	144,690	161,495	147,789	(16,805)	(10.4)%	13,706	9.3%

Our interest and similar income are affected by changes in the interbank deposit rate (CDI) and in the foreign exchange rate. In 2017, we observed a decrease in the average interbank deposit rate to 9.9% compared to 14.0% in 2016. The Brazilian real depreciated by 1.5% against U.S. dollar in 2017, whereas it appreciated by 16.5% in 2016.

Total interest and similar income for the year ended December 31, 2017, was R$144,690 million, a 10.4% decrease compared to the year ended December 31, 2016, when total interest and similar income was R$161,495 million. The 10.4% decrease in interest and similar income was mainly due to decreases in interest on securities purchased under agreements to resell, in interest on available-for-sale financial assets and interest on loans and leases.

In the year ended December 31, 2017, interest on securities purchased under agreements to resell totaled R$25,712 million, a 24.7% decrease compared to R$34,162 million in the year ended December 31, 2016. This decrease was mainly due to the reduction in average interest rates.

Interest on available-for-sale financial assets was R$8,886 million in the year ended in December 31, 2017, a decrease of 20.4% when compared to the prior year when it was R$11,160 million. This decrease was mainly related to the reduction in average interest rates, which more than offset the increase in average volume.

Interest on loans and leases totaled R$75,584 million in the year ended December 31, 2017, a decrease of R$ 4,534 million compared to the year ended December 31, 2016. The decrease in interest on loans and leases was affected mainly by the decrease in average interest rates, reduction of average volume and also by the new regulatory framework for credit cards described below.

In January 2017, CMN issued a new rule on revolving credit for the financing of credit card bills, which determines certain conditions and limitations applicable to the extension of this type of financing. The regulation provides that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card bill. After this term, the credit provider must offer the client another type of financing with more favorable conditions than the ones that are currently provided in the credit card market. In addition, credit card providers may no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time. The new regulation came into effect in April 2017.

Total interest and similar income for the year ended December 31, 2016 was R$161,495 million, a 9.3% increase compared to the year ended December 31, 2015, when total interest and similar income was R$147,789 million. The 9.3% increase in interest and similar income was mainly due to increases in interest on securities purchased under agreements to resell, in interest on financial assets held for trading and in interest on available-for-sale financial assets. These increases are related to the growth in volume of these interest-earnings assets. Also, increases in the cumulative CDI rate which increased to 14.0% in 2016 from 13.3% in 2015 contributed to the increase in interest and similar income.

The following table shows the composition of the carrying amount of loan and lease transactions by type which primarily account for the variation between our total loans and lease transactions as of December 31, 2017, December 31, 2016 and December 31, 2015:

	For the Year Ended December 31,			Variation
Loan and lease operations by type	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Individuals	190,153	183,147	187,220	7,006	3.8%	(4,073)	(2.2)%
Credit card	66,650	59,022	58,542	7,628	12.9%	480	0.8%
Personal loans	25,193	25,813	28,396	(620)	(2.4)%	(2,583)	(9.1)%
Payroll loans	44,419	44,636	45,434	(217)	(0.5)%	(798)	(1.8)%
Vehicles	14,083	15,434	20,058	(1,351)	(8.8)%	(4,624)	(23.1)%
Mortgage loans	39,808	38,242	34,790	1,566	4.1%	3,452	9.9%
Corporate	107,617	121,754	152,527	(14,137)	(11.6)%	(30,773)	(20.2)%
Small and medium businesses	59,453	58,935	66,038	518	0.9%	(7,103)	(10.8)%
Foreign loans - Latin America	136,144	126,530	68,463	9,614	7.6%	58,067	84.8%
Total loan and lease operations	493,367	490,366	474,248	3,001	0.6%	16,118	3.4%

Since 2011, we have focused on reducing the credit risk of our loan portfolio. As a result, our mortgage portfolio has grown more rapidly, while our corporate and vehicle portfolios have decreased. Our mortgage loan portfolio has grown in line with the market and we maintained a conservative approach regarding collateral. The average quarterly LTV of the loans originated during the fourth quarter of 2017 reached 54.7% (Loan-to-Value: ratio between the loans and the underlying collateral). For further details, please refer to the table of loan and lease operations by type.

As of December 31, 2017, our total loan portfolio reached R$493,367 million, a 0.6% increase when compared to the same period in the previous year, when our total portfolio was R$490,366 million.

Loans and leases to individuals:

As of December 31, 2017 loans and leases to individuals totaled R$190,153 million compared to R$183,147 million as of December 31, 2016. The increase of 3.8% in the volume of loan and lease transactions for individuals compared to December 31, 2016 was mainly due to increases in credit card loans, partly because of the consolidation of Citibank’s retail operations in Brazil, and mortgage loans which were partially offset by decreases in personal, vehicle and payroll loans. The decrease of 8.8% as of December 31, 2017 compared to the year ended December 31, 2016 in vehicle financing was a result of the combination of a lower demand and the application of stricter requirements for granting such loans, which has led to higher down payments and shorter financing terms.

As of December 31, 2016 loans and leases to individuals totaled R$183,147 million, a decrease of 2.2% compared to December 31, 2015. The decline primarily derives from decrease of 23.1% in vehicle financing as a result of our continued application of stricter requirements for granting such loans, which has led to higher down payment requirements and shorter financing terms, partially offset by the increases of (i) 9.9% in mortgage loans to R$38,242 million, mainly due to our focus on portfolios with lower delinquency rates, and (ii) 0.8% in credit card loans as we are the leading player in the Brazilian credit card market according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market.

Loans and leases to companies:

Our portfolio of loans and leases to companies, which includes corporate and small and medium business operations, totaled R$167,070 million as of December 31,2017, a 7.5% decrease when compared to our portfolio of loans and leases to companies as of December 31, 2016, when it totaled R$180,689 million. The reduction in our portfolio of loans and leases to companies is mainly due to the deleveraging of companies in Brazil and a moderate credit demand, especially in corporate loans where companies are searching for alternatives in the debt and equity capital markets, resulting in a contraction of this portfolio. As of December 31, 2017, loans and leases to corporates totaled R$107,617 million and loans and leases to very small, small and middle market companies totaled R$59,453 million as of December 31, 2017.

As of December 31, 2016, our loans and leases to companies, which includes corporate and small and medium business operations, totaled R$180,689 million, representing a decrease of R$37,876 million, or 17.3%, compared to December 31, 2015. Loans and leases to small and medium businesses decreased 10.8% as of December 31, 2016 compared to December 31, 2015, totaling R$58,935 million as of December 31, 2016. Loans and leases to corporate clients decreased 20.2% as of December 31, 2016 compared to December 31, 2015, totaling R$121,754 million as of December 31, 2016.

Foreign loans and leases - Latin America:

Our Latin American loan portfolio increased by 7.6% as of December 31, 2017 when compared to the same period in the previous year, partly due to the effect of exchange rate variations on this portfolio and partly due to the organic growth of operations in the countries where we operate. The balance of our foreign loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay) totaled R$136,144 million as of December 31, 2017.

The balance of our foreign loans and leases from our operations in Latin America outside Brazil (Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay) totaled R$126,530 million as of December 31, 2016, an increase of 84.8% compared to December 31, 2015 when the balance was R$68,463 million, mostly as a result of the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016, which represents an important step in our internationalization process.

	For the Year Ended December 31,			Variation
Interest and similar expense	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Interest on deposits	(13,340)	(14,701)	(13,587)	1,361	(9.3)%	(1,114)	8.2%
Interest on securities sold under repurchase agreements	(33,082)	(45,932)	(32,879)	12,850	(28.0)%	(13,053)	39.7%
Interbank market debt	(10,059)	(8,348)	(7,970)	(1,711)	20.5%	(378)	4.7%
Institutional market debt	(6,852)	(8,248)	(8,030)	1,396	(16.9)%	(218)	2.7%
Financial expense from technical reserves for insurance and private pension plans	(14,918)	(17,790)	(12,556)	2,872	(16.1)%	(5,234)	41.7%
Other	(74)	(107)	(42)	33	(30.8)%	(65)	154.8%
Total interest and similar expense	(78,325)	(95,126)	(75,064)	16,801	(17.7)%	(20,062)	26.7%

Our total interest and similar expense for the year ended December 31, 2017 was R$78,325 million, a 17.7% decrease when compared to such expense for the year ended December 31, 2016 when it was R$95,126 million. In the year ended December 31, 2017, the decrease in our interest expenses compared to the year ended December 31, 2016 was mainly due to the decrease in expenses on securities sold under repurchase agreements and expenses in institutional market debt, both, mainly related to the CDI rate decrease in 2017. The expenses on securities sold under repurchase agreements in the year ended December 31, 2017 were R$33,082 million, a 28.0% decrease compared to R$45,932 million in the year ended December 31, 2016.

There was also a decrease in financial expenses related to technical reserves for insurance and private pension plans where the reduction in average interest rates more than offset the increase in balance. In the year ended in December 31, 2017, financial expenses from technical reserves for insurance and private pension plans totaled R$14,918 million, a decrease of 16.1% compared to R$17,790 million in the year ended December 31, 2016.

In the year ended December 31, 2016, our total interest and similar expense was R$95,126 million, an increase of 26.7% compared to R$75,064 million in the year ended December 31, 2015. The increase in volume and in the CDI rate increased our interest expenses for securities sold under repurchase agreements and reserves for insurance and private pension plans and liabilities for capitalization plans (premium bonds). Please refer to section Performance, item Financial performance, Liabilities, Funding for further information.

The expenses on securities sold under repurchase agreements was R$45,932 million in the year ended December 31, 2016, an increase of 39.7% compared to the year ended December 31, 2015, mainly due to the increase in average interest rates and also increase in average volume. In the year ended December 31, 2016 financial expense from technical reserves for insurance and private pension plans totaled R$17,790, an increase of 41.7% compared to the year ended December 31, 2015, mainly related to the increase in average interest rates and average volume.

Dividend income totaled R$301 million for the year ended December 31, 2017, compared to R$288 million for the year ended December 31, 2016. This increase was due to higher income from dividends on investments from unconsolidated companies such as BSF Holding S.A. and Porto Seguro Itaú Unibanco Participações S.A. For the year ended December 31, 2015, dividend income totaled R$98 million.

Net gain (loss) from investment securities and derivatives totaled a gain of R$3,175 million for the year ended December 31, 2017, compared to a gain of R$7,311 million in the same period in 2016. This decrease was mainly due to the lower gain in financial assets available for sale and derivatives, especially related to derivative financial instruments mainly due to the impact of the decrease in market rates and indices, when compared to the year ended December 31, 2016.

In the year ended December 31, 2016, net gain (loss) from investment securities and derivatives totaled a gain of R$7,311million, compared to a loss of R$11,862 million in the year ended December 31, 2015. These results were mainly due to our risk management strategies, particularly those associated with derivative instruments used to hedge our investments abroad.

Foreign exchange results and exchange variation on transactions totaled a loss of R$250 million for the year ended December 31, 2017, compared to a gain of R$5,513 million for the year ended December 31, 2016 and a loss of R$6,353 million for the year ended December 31, 2015. These changes were mainly due to the effect of exchange rate variations as a result of the Brazilian real depreciation of 1.5% against the U.S. dollar in 2017, compared to an appreciation of 16.5% in 2016. In 2015, the Brazilian real depreciated 47.0% against the U.S. dollar.

The following table shows the main components of our non-interest income for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
Non-interest income	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Banking Service Fees	34,448	31,918	29,452	2,530	7.9%	2,466	8.4%
Current account services	10,355	9,528	8,815	827	8.7%	713	8.1%
Asset management fees	4,141	3,514	2,932	627	17.8%	582	19.8%
Collection commissions	1,378	1,315	1,250	63	4.8%	65	5.2%
Fees from credit card services	14,036	13,330	12,722	706	5.3%	608	4.8%
Fees for guarantees issued and credit lines	1,783	1,773	1,609	10	0.6%	164	10.2%
Brokerage commission	606	295	248	311	105.4%	47	19.0%
Other	2,149	2,163	1,876	(14)	(0.6)%	287	15.3%
Income related to insurance, private pension plans and capitalization operations before claim and selling expenses	5,252	5,880	6,672	(628)	(10.7)%	(792)	(11.9)%
Other Income	1,759	1,382	1,279	377	27.3%	103	8.1%
Total non-interest income	41,459	39,180	37,403	2,279	5.8%	1,777	4.8%

In the year ended December 31, 2017, our non-interest income amounted to R$41,459 million, representing a growth of 5.8% from the previous year, mainly due to the growth of 7.9% in banking service fees. In 2016, our non-interest income amounted to R$39,180 million, representing a growth of 4.8% from the previous year, mainly due to the growth of 8.4% in banking service fees.

Banking service fees refer to the sum of fees from current account services, asset management, collection, credit card services, guarantees issued and credit lines, brokerage commission and other fees. In the year ended December 31, 2017, the increase in banking service fee revenues was mainly due to: (i) income from current account services, mainly due to the offering of differentiated products compared to the prior year and to the increase in our client base; (ii) higher volume of funds under management which generated asset management fees; and (iii) income from fees from credit card services, mainly driven by higher revenues from interchange, as a result of an increase in transactions volume, and revenues from annual fees.

In the year ended December 31, 2016, the increase in banking service fee revenues was mainly due to: (i) income from current account services, largely due to the offering of differentiated products and services compared to the prior year, (ii) income from fees from credit card services, due to higher revenues from equipment rental and higher transaction volume during 2016 and (iii) asset management fees due to the increase in volume of assets under management. The growth in banking service fees and other fees income is in line with our strategy to diversify our income, while becoming less dependent on changes in credit revenues.

The following chart shows the composition of the banking service fees for the years ended December 31, 2017, 2016 and 2015:

(In R$ millions)

In our insurance operation, our priority is to serve our clients through the most efficient channels. Sales of insurance products and premium bonds through internet, mobile devices, ATMs, teller terminals and telephone accounted for 68.8% of sales to current account holders in the year ended December 31, 2017. In the year ended December 31, 2017, the amount of sales of insurance products and premium bonds to digital branch clients, accounted for 14.1% of total sales.

In the year ended December 31, 2017, income from insurance, private pension and premium bonds before claims and selling expenses was R$5,252 million, a decrease of 10.7% when compared to the same period in the previous year. This decrease was mainly due to: (i) the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014, which continues to impact our insurance income, as this portofolio is in run-off; and (ii) the sale of life group insurance business, distributed primarily by brokers from April 1, 2017. Those events had more impact in the change in reserves for insurance than in the income.

In the year ended December 31, 2016, income related to insurance, private pension plans and premium bonds before claims and selling expenses decreased by R$792 million compared to 2015. This decrease was influenced by the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014, as mentioned in the last paragraph.

In the year ended December 31, 2017, other income was R$1,759 million, an increase of 27.3% when compared to the prior year when it was R$1,382 million. This increase was primarily a result of the sale of IRB shares as announced to the market on July 28, 2017. In the year ended December 31, 2016, other income increased 8.1% compared to 2015, when it was R$1,279 million, due primarily to an increase in gains on the sale of assets held for sale, fixed assets and investments in associates and joint ventures.

Below is the composition of our losses on loans and claims for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
Losses on loans and claims	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Expenses for allowance for loan and lease losses	(20,746)	(24,379)	(24,517)	3,633	(14.9)%	138	(0.6)%
Recovery of loans written-off as loss	3,698	3,742	4,779	(44)	(1.2)%	(1,037)	(21.7)%
Expenses for claims	(1,224)	(1,555)	(1,611)	331	(21.3)%	56	(3.5)%
Recovery of claims under reinsurance	32	70	14	(38)	(54.3)%	56	400.0%
Total losses on loans and claims	(18,240)	(22,122)	(21,335)	3,882	(17.5)%	(787)	3.7%

Evolution of the expenses for allowance for loan and lease losses and credit quality

The chart below shows the changes in the components making up our expenses for allowance for loan and lease losses which primarily account for the variation between expenses for allowance for loan and lease losses for the years ended December 31, 2017, 2016 and 2015:

(In R$ billions)

For the year ended December 31, 2017, our expenses for allowance for loan and lease losses decreased 14.9% or R$3,633 million, when compared to the same period in 2016, primarily as a result of decreases in our expenses for allowance for loan and lease losses for individuals and companies, as a reflection of the improvement in delinquency rates. These decreases were partially offset by increases in expenses for allowance for loan and lease losses for our Latin America segment mainly in Chile and Colombia, due to the increase in delinquency rates observed in these countries.

For the year ended December 31, 2016, our expenses for allowance for loan and lease losses remained relatively stable compared to the year ended December 31, 2015, primarily as a result of the decrease in our expenses for allowance loan and lease losses for companies being offset by increases in expenses for allowance for loan and lease for our Latin America segment mainly as a result of the merger between Banco Itaú Chile and CorpBanca.

The 90-day non-performing loans ratio (90-day NPL ratio) is calculated by dividing 90-day non-performing loans by our loan portfolio. As of December 31, 2017, our 90-day NPL ratio reached 3.1%, a reduction of 30 basis points due to a decrease of 50 basis points in the 90-day NPL ratio for individuals and a decrease of 30 basis points in the 90-day NPL ratio for companies in each case when compared to December 31, 2016. As of December 31, 2016, our 90-day NPL ratio reached 3.4%, a reduction of 10 basis points due to a decrease in the 90-day NPL ratio for individuals. The ratio for companies as of December 31, 2016 increased by 20 basis points compared to December 31, 2015.

As of December 31, 2017, our NPL ratio for operations overdue from 15 to 90 days (NPL 15-90), which shows the early delinquency ratio, reached 2.8% an increase of 30 basis points when compared to December 31, 2016. As of December 31, 2015, our 15-90 day NPL ratio was 2.6%.

The chart below shows a comparison of the NPL ratios for each quarter between December 31, 2014 and December 31, 2017:

The coverage ratio, calculated by dividing the provisions for allowance for loan and lease losses by 90-day non-performing loans, reflects the mechanics of our provisioning model and reached 183% as of December 31, 2017, compared to a ratio of 160% as of December 31, 2016. The coverage ratio was 164% as of December 31, 2015.

The chart below shows a comparison in the coverage ratios for each quarter between December 31, 2014 and December 31, 2017:

Impaired loans decreased from R$30,317 million as of December 31, 2016 to R$30,017 million as of December 31, 2017, a decrease of 1.0%. This decrease was mainly related to impaired loans in our corporate portfolio as a consequence of the improvement in the macroeconomic scenario that led companies to be in a better position to pay their debts. As of December 31, 2016, impaired loans increased from R$27,157 million as of December 31, 2015 to R$30,317 million as of December 31, 2016, an increase of 11.6%. This increase was mainly with respect to impaired loans in our corporate portfolio due to a more challenging economic environment in Brazil. For further details, please refer to section Performance, item Consolidated Financial Statements (IFRS), Note 36.6 – Credit quality of financial assets.

Credit transactions under renegotiation, including extended, modified and deferred repayments, increased by 8.5% and reached R$26,401 million as of December 31, 2017, compared to December 31, 2016, when it was R$24,342 million, due to an increase in our portfolio of renegotiated corporate loans which more than offset the decrease of 12.1% in our renegotiated individuals loan portfolio during 2017. As of December 31, 2017, loans under renegotiation represented 5.4% of the total portfolio compared to 5.0% as of December 31, 2016. The renegotiation portfolio increased 6.1% as of December 31, 2016 compared to December 31, 2015.

In 2017, the recovery of loans written off as losses reached R$3,698 million, representing a decrease of 1.2% compared to 2016. In 2016, the recovery of loans written off as losses reached R$3,742 million, representing a decrease of 21.7% compared to the year ended December 31, 2015 as a result of the challenging economic scenario in Brazil.

In 2017, expenses for claims decreased by R$331 million when compared to the same period in the previous year. The reduction in expenses for claims is related to (i) the early termination of the extended warranty agreement between Itaú Seguros S.A. and Via Varejo in the third quarter of 2014 which continues to have an effect on our claims as this portfolio is in run-off; and (ii) to the sale of the group life insurance business operation distributed primarily by brokers effective as from April 1, 2017. In 2016, expenses for claims decreased by R$56 million when compared to the same period in the previous year.

Recovery of claims under reinsurance decreased by R$38 million in the year ended December 31, 2017, from R$70 million in the year ended December 31, 2016 to R$32 million in 2017. In the year ended December 31, 2016, recovery of claims under reinsurance increased by R$56 million from R$14 million in the year ended December 31, 2015 reaching R$70 million.

The table below presents the composition of our general and administrative expenses for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
General and administrative expenses	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Personnel expenses	(23,276)	(22,360)	(19,573)	(916)	4.1%	(2,787)	14.2%
Administrative expenses	(16,289)	(15,959)	(15,112)	(330)	2.1%	(847)	5.6%
Depreciation	(1,564)	(1,702)	(1,688)	138	(8.1)%	(14)	0.8%
Amortization	(1,470)	(1,292)	(910)	(178)	13.8%	(382)	42.0%
Insurance acquisition expenses	(310)	(721)	(1,138)	411	(57.0)%	417	(36.6)%
Other expenses	(11,209)	(8,870)	(9,205)	(2,339)	26.4%	335	(3.6)%
Total general and administrative expenses	(54,118)	(50,904)	(47,626)	(3,214)	6.3%	(3,278)	6.9%

We kept a tight control on costs and have partially offset the potential rise in costs (brought by the growth of operations, the rise in salaries and benefits due to collective labor agreements and the impact of inflation on our administrative costs) with efficiency gains.

General and administrative expenses increased by R$3,214 million, or 6.3%, in the year ended December 31, 2017, when such expenses were R$54,118 million, compared to the year ended December 31, 2016, when such expenses were R$50,904 million. Between December 31, 2016 and December 31, 2017, our total employees increased by 4.8% to 99,332 mainly driven by: (i) the new employees hired for the Retail Banking operational structure related to the branch network and (ii) the acquisition of Citibank’s retail operations in Brazil which took place on October 31, 2017. Additionally, REDE reinforced the commercial team to increase the reach of the sales force and to improve the quality of its services. In 2016 general and administrative expenses increased by R$3,278 million, or 6.9%, compared to 2015.

In the year ended December 31, 2017, the increase of R$916 million in personnel expenses compared to the year ended December 31, 2016 was mainly due to the impact of the negotiation of the collective labor agreement, in addition to the higher number of employees. In the year ended December 31, 2016, the increase of R$2,787 million in personnel expenses compared to the year ended December 31, 2015 was mainly a result of the increase in expenses related to compensation, welfare benefits and provisions for labor claims. Also, the increase in the number of employees in Latin America as a result of the merger between Banco Itaú Chile and CorpBanca contributed to this increase in the year ended December 31, 2016 compared to the year ended December 31, 2015. The annual collective labor agreement reached in the third quarter of 2016, increased compensation by 8.0% starting from September 2016 and also established the lump-sum bonus to employees, and impacted 2016 compared to 2015.

In the year ended December 31, 2017, administrative expenses were R$16,289 million, an increase of R$330 million, or 2.1%, compared to administrative expenses for the year ended December 31, 2016, when they were R$15,959 million. This increase derived mainly from higher costs related to data processing and telecommunications, advertising, promotions and publication, primarily related to media campaigns. The rise in these expenses was due to the organic growth of our operations and the effect of inflation on most contracts and costs in the year ended December 31, 2017. In the year ended December 31, 2016, administrative expenses increased by R$847 million, or 5.6%, compared to the year ended December 31, 2015 mainly due to increases in costs related to third-party services, financial services and rent.

In the year ended December 31, 2017, other expenses increased by R$2,339 million, or 26.4%, from R$8,870 million in 2016 to R$11,209 million in 2017, mainly due to the increase in expenses related to credit cards and expenses related to Citibank integration. In the year ended December 31, 2016, other expenses decreased R$335 million, or 3.6% compared to the year ended December 31, 2015, mainly in provisions for civil lawsuits.

In the year ended December 31, 2017, tax expenses (ISS, PIS, Cofins and other tax expenses) amounted to R$7,029 million, a decrease of R$942 million compared to the year ended December 31, 2016, when such expenses amounted to R$7,971 million. This decrease reflects the decline in our tax-sensitive income, which increased R$2,566 million in 2016 compared to 2015 as a result of higher in tax-sensitive income.

Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis. Conversely, certain amounts are considered taxable income or deductible expenses in the calculation of our taxes on income but do not affect our income statement. Those items are referred to as “timing differences”. Our total income tax and social contribution includes current income tax and social contribution, as well as deferred income tax and social contribution. The former is the tax expense under Brazilian tax laws for the period, and the latter is the tax expense resulting from timing differences.

In the year ended December 31, 2017, income tax and social contribution amounted to an expense of R$7,943 million compared to an expense of R$14,610 million in the year ended December 31, 2016. The decrease in this expense was mainly due to the tax effect on the hedge of our equity investments abroad, as exchange rate variations on such investments are not taxable but the hedge of such investments is taxable. In the year ended December 31, 2017 the U.S. dollar appreciated against Brazilian real and we incurred a loss in the hedge of our investments abroad, which had a positive impact on our tax expense. In the year ended December 31, 2016, income tax and social contribution amounted to an expense of R$14,610 million compared to a credit of R$7,891 million in the year ended December 31, 2015.

Basis of segment information presentation

Our segment information is based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is prepared according to accounting practices adopted in Brazil (our segment information is not prepared in accordance with IFRS) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Please refer to section Performance, item Complete Financial Statements (IFRS), Note 34 – Segment Information for further details.

The impacts associated with capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments. AEC considers, in addition to Tier l Capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2,682/99. Accordingly, AEC comprises the following components: credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of Tier 1 Capital, we calculated the Return on Economic Allocated Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

The Efficiency Ratio and Risk Adjusted Efficiency Ratio are calculated based on managerial information, as presented below:

The Efficiency Ratio and Risk Adjusted Efficiency Ratio are non-GAAP measures and we disclose them herein as we consider them an important measure to understand how we manage our overhead costs. As of 2017, Impairment and Discounts Granted were reclassified and disclosed in “Cost of Credit” in the Managerial Income Statement, to better reflect our management model. This modification impacts only the breakdown of our managerial income statement and, therefore, does not change the net income previously disclosed. We report information with respect to the following segments: (i) Retail Banking; (ii) Wholesale Banking; and (iii) Activities with the Market and Corporation.

The current operational and reporting segments, previously mentioned in the overview section, are described below:

▪	Retail Banking: The result of the Retail Banking segment is derived from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high-net worth clients (Itaú Uniclass and Personnalité), and very small and small companies. This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú Consignado.
▪	Wholesale Banking: The result of the Wholesale Banking segment is derived from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units (excluding Brazil), including those of CorpBanca as of the second quarter of 2016 following the merger between Banco Itaú Chile and CorpBanca, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies, as well as performing as an investment banking unit.
▪	Activities with the Market and Corporation: This segment records the results derived from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

We present below a summary of the results from our operating segments for the year ended December 31, 2017. Similar information for the years ended December 31, 2016 and 2015 is included in the complete financial statements, in Note 34 regarding segment information in section Performance, item Complete Financial Statements in IFRS. The following discussion should be read in conjunction with our complete financial statements, especially Note 34 regarding segment information in section Performance, item Complete Financial Statements in IFRS. The adjustments column shown in Note 34 presents effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our complete financial statements in IFRS.

Consolidated Statement of Income from January 1 to December 31, 2017	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
(In millions of R$)
Banking product	69,600	28,748	10,620	108,968	2,082	111,050
Interest margin (1)	38,381	19,426	10,508	68,315	1,276	69,591
Banking service fees	23,963	8,876	46	32,885	1,563	34,448
Income related to insurance, private pension and capitalization operations before claim and selling expenses	7,256	446	66	7,768	(2,516)	5,252
Other revenues	-	-	-	-	1,759	1,759
Cost of Credit and Claims	(13,324)	(5,882)	(6)	(19,212)	972	(18,240)
Expenses for allowance for loan and lease losses	(14,005)	(5,053)	(6)	(19,064)	(1,682)	(20,746)
Impairment	-	(1,094)	-	(1,094)	1,094	-
Discounts granted	(785)	(263)	-	(1,048)	1,048	-
Recovery of loans written off as loss	2,688	581	-	3,269	429	3,698
Expenses for claims / recovery of claims under reinsurance	(1,222)	(53)	-	(1,275)	83	(1,192)
Operating margin	56,276	22,866	10,614	89,756	3,054	92,810
Other operating income (expenses)	(37,280)	(14,523)	(1,647)	(53,450)	(7,149)	(60,599)
Non-interest expenses (2)	(32,885)	(13,265)	(831)	(46,981)	(7,137)	(54,118)
Tax expenses for ISS, PIS and COFINS and Other	(4,395)	(1,258)	(816)	(6,469)	(560)	(7,029)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	548	548
Net income before income tax and social contribution	18,996	8,343	8,967	36,306	(4,095)	32,211
Income tax and social contribution	(7,146)	(2,412)	(1,777)	(11,335)	3,392	(7,943)
Non-controlling interest in subsidiaries	(166)	117	(22)	(71)	(294)	(365)
Result of Citibank’s operations	(21)	-	-	(21)	21	-
Net income	11,663	6,048	7,168	24,879	(976)	23,903

(1) Includes net interest and similar income and expenses of R$66,365 dividend income of R$301, net gain (loss) on investment securities and derivatives of R$3,175 and results from foreign exchange results and exchange variation of transactions abroad of R$(250).
(2) Refers to general and administrative expenses including depreciation expenses of R$1,564 amortization expenses of R$1,470 and insurance acquisition expenses of R$310.

Revenues from operations in Brazil and abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside Brazil. The following information is presented in IFRS, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
Revenues from operations in Brazil and abroad	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Income Related to Financial Operations (1)	147,916	174,607	129,672	(26,691)	(15.3)%	44,935	34.7%
Brazil	129,815	154,653	117,140	(24,838)	(16.1)%	37,513	32.0%
Abroad	18,101	19,954	12,532	(1,853)	(9.3)%	7,422	59.2%
Banking Service Fees	34,448	31,918	29,452	2,530	7.9%	2,466	8.4%
Brazil	31,296	29,061	27,072	2,235	7.7%	1,989	7.3%
Abroad	3,152	2,857	2,380	295	10.3%	477	20.0%
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,252	5,880	6,672	(628)	(10.7)%	(792)	(11.9)%
Brazil	5,105	5,748	6,570	(643)	(11.2)%	(822)	(12.5)%
Abroad	147	132	102	15	11.4%	30	29.4%

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, and foreign exchange results and exchange variation on transactions.

Retail banking

The following table sets forth the consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Banking product	69,600	70,496	71,203	(896)	-1.3%	(707)	-1.0%
Interest margin	38,381	40,073	41,705	(1,692)	-4.2%	(1,632)	-3.9%
Banking service fees	23,963	22,659	21,159	1,304	5.8%	1,500	7.1%
Income related to insurance, private pension and capitalization operations before claim and selling expenses	7,256	7,764	8,339	(508)	-6.5%	(575)	-6.9%
Cost of Credit and Claims	(13,324)	(15,820)	(14,601)	2,496	-15.8%	(1,219)	8.3%
Expenses for allowance for loan and lease losses	(14,005)	(16,717)	(16,232)	2,712	-16.2%	(485)	3.0%
Impairment	-	(26)	-	26	-	(26)	-
Discounts granted	(785)	(893)	(708)	108	-12.1%	(185)	26.1%
Recovery of loans written off as loss	2,688	3,242	3,886	(554)	-17.1%	(644)	-16.6%
Expenses for claims / recovery of claims under reinsurance	(1,222)	(1,426)	(1,547)	204	-14.3%	121	-7.8%
Operating margin	56,276	54,676	56,602	1,600	2.9%	(1,926)	-3.4%
Other operating income (expenses)	(37,280)	(37,202)	(35,924)	(78)	0.2%	(1,278)	3.6%
Non-interest expenses	(32,885)	(32,883)	(31,547)	(2)	0.0%	(1,336)	4.2%
Tax expenses for ISS, PIS and COFINS and Other	(4,395)	(4,319)	(4,377)	(76)	1.8%	58	-1.3%
Net income before income tax and social contribution	18,996	17,474	20,678	1,522	8.7%	(3,204)	-15.5%
Income tax and social contribution	(7,146)	(6,328)	(7,263)	(818)	12.9%	935	-12.9%
Non-controlling interest in subsidiaries	(166)	(223)	(342)	57	-25.6%	119	-34.8%
Result of Citibank’s operations	(21)	-	-	(21)	-	-	-
Net income	11,663	10,923	13,073	740	6.8%	(2,150)	-16.4%
Performance Measures
Efficiency Ratio	51.2%	50.3%	47.5%
Risk Adjusted Efficiency Ratio	70.2%	72.8%	67.8%
Balance Sheet Information
Loan, Lease and Other Credit Transactions	220,815	214,025	222,774
Total Assets	970,137	909,779	873,202

Net income for the Retail Banking segment was R$11,663 million for the year ended December 31, 2017, an increase of 6.8% compared to the year ended December 31, 2016. This increase was mainly due to the decrease of 16.2% in expenses for allowance for loan and lease losses compared to the same period of the previous year, in line with the downward delinquency trend in the segment in Brazil, even with the resumption of the growth in loan, lease and other credit transactions this year.

Banking product reached R$69,600 million for the year ended December 31, 2017, a decrease of 1.3% compared to the previous year, when it was R$70,496 million. Interest margin decreased 4.2% from R$40,073 million for the year ended December 31, 2016 to R$38,381 million for the year ended December 31, 2017, mainly driven by the new regulatory framework for credit cards (see Operating Revenues for further details) and by the adverse impact of the interbank deposit rate reduction on the liabilities margin and in the remuneration of the allocated capital. Income from insurance, private pension and capitalization operations before claim and selling expenses decreased 6.5% from R$7,764 million for the year ended December 31, 2016 to R$7,256 million for the year ended December 31, 2017. These effects were partially offset by an increase of 5.8% in banking service fees. The growth of banking service fees, from R$22,659 million for the year ended December 31, 2016 to R$23,963 million for the year ended December 31, 2017, was mainly driven by higher revenues from current account services due to the increased number of current-account holders and to the offering of differentiated products and services.

The decrease in expenses for allowance for loan and lease losses mentioned above is partly responsible for the lower Risk Adjusted Efficiency Ratio in 2017 when compared to the previous year.

Net income for the Retail Banking segment decreased by 16.4% in the year ended December 31, 2016 compared to the year ended December 31, 2015, mainly due to the negative impact of the R$1,632 million decrease in interest margin, as a result of the challenging economic scenario in Brazil. Non-interest expenses increased by R$1,336 million, with an increase in personnel expenses, which were impacted by events related to terminations, labor claims, and lump-sum bonus payment to employees in 2016.

Banking service fees increased by 7.1% in the year ended December 31, 2016 compared to the year ended December 31, 2015, which had a positive impact on net income and was mainly due to higher revenues from current account services and credit cards.

Wholesale Banking

The following table sets forth the consolidated statement of income with respect to our Wholesale Banking segment for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Banking product	28,748	30,498	25,898	(1,750)	-5.7%	4,600	17.8%
Interest margin	19,426	21,929	18,171	(2,503)	-11.4%	3,758	20.7%
Banking service fees	8,876	8,072	7,282	804	10.0%	790	10.8%
Income related to insurance, private pension and capitalization operations before claim and selling expenses	446	497	445	(51)	-10.3%	52	11.7%
Other revenues	-	-	-	-	-	-	-
Cost of Credit and Claims	(5,882)	(10,645)	(6,055)	4,763	-44.7%	(4,590)	75.8%
Expenses for allowance for loan and lease losses	(5,053)	(8,914)	(6,764)	3,861	-43.3%	(2,150)	31.8%
Impairment	(1,094)	(1,856)	(85)	762	-41.1%	(1,771)	-
Discounts granted	(263)	(318)	(39)	55	-17.3%	(279)	715.4%
Recovery of loans written off as loss	581	502	883	79	15.7%	(381)	-43.1%
Expenses for claims / recovery of claims under reinsurance	(53)	(59)	(50)	6	-10.2%	(9)	18.0%
Operating margin	22,866	19,853	19,843	3,013	15.2%	10	0.1%
Other operating income (expenses)	(14,523)	(13,410)	(11,130)	(1,113)	8.3%	(2,280)	20.5%
Non-interest expenses	(13,265)	(12,034)	(9,877)	(1,231)	10.2%	(2,157)	21.8%
Tax expenses for ISS, PIS and COFINS and Other	(1,258)	(1,376)	(1,253)	118	-8.6%	(123)	9.8%
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	-	-
Net income before income tax and social contribution	8,343	6,443	8,713	1,900	29.5%	(2,270)	-26.1%
Income tax and social contribution	(2,412)	(1,081)	(2,691)	(1,331)	123.1%	1,610	-59.8%
Non-controlling interest in subsidiaries	117	79	-	38	48.1%	79	-
Net income	6,048	5,441	6,022	607	11.2%	(581)	-9.6%
Performance Measures
Efficiency Ratio	48.3%	41.4%	40.2%
Risk Adjusted Efficiency Ratio	69.6%	77.8%	64.6%
Balance Sheet Information
Loan, Lease and Other Credit Transactions	272,781	277,200	251,056
Total Assets	604,384	585,088	547,236

In the year ended December 31, 2017, net income for our Wholesale Banking segment increased by 11.2% from R$5,441 million for the year ended December 31, 2016 to R$6,048 million for the year ended December 31, 2017. The main positive impact was the 44.7% decrease in the cost of credit and claims, mainly due to a decrease of R$3,861 million in expenses for allowance for loan and lease losses compared to the same period of 2016, as a reflection of the improvement in delinquency rates in the segment.

Banking product decreased to R$28,748 million for the year ended December 31, 2017 from R$30,498 million for the year ended December 31, 2016, a decline of 5.7%. This derives mainly from the decrease of R$2,503 million in interest margin for the year ended December 31, 2017 compared to the same period in the previous year, partially offset by an increase of R$804 million in banking service fees for the year ended December 31, 2017 against December 31, 2016.The growth of banking service fees was mainly due to higher revenues from fund management, related to the increase in the balance of funds and managed portfolios, and revenues from advisory and brokerage services, due to the higher volume of investment banking operations.

The decrease in expenses for allowance for loan and lease losses mentioned above is partly responsible for the lower Risk Adjusted Efficiency Ratio in the year ended December 31, 2017.

In the year ended December 31, 2016, net income for our Wholesale Banking segment decreased by 9.6% from the previous year. Our banking product increased by 17.8% as the interest margin and the banking service fees were 20.7% and 10.8% higher than in the year ended December 31, 2015. The increase in interest margin was due to the growth in our Latin America portfolio as a result of the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016.

Non-interest expenses increased by 21.8% for the year ended December 31, 2016 compared to the year ended December 31, 2015. Cost of credit and claims increased by 75.8% for the year ended December 31, 2016 compared to the year ended December 31, 2015, mainly due to higher expenses for allowance for loan and lease losses, which totalled R$8,914 million for the year ended December 31, 2016, mainly related to higher provisions for specific economic groups due to the challenging economic scenario in Brazil. Additionally, income from recovery of loans written-off as losses decreased by 43.1% for the year ended December 31, 2016 compared to the previous year.

Activities with the market and corporation

The following table sets forth the consolidated statement of income with respect to our Activities with the Market and Corporation segment for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,			Variation
Consolidated Statement of Income	2017	2016	2015	2017-2016		2016-2015
	(In millions of R$, except percentages)
Banking product	10,620	9,412	7,641	1,208	12.8%	1,771	23.2%
Interest margin	10,508	9,264	7,513	1,244	13.4%	1,751	23.3%
Banking service fees	46	59	59	(13)	-22.0%	-	0.0%
Income related to insurance, private pension and capitalization operations before claim and selling expenses	66	89	69	(23)	-25.8%	20	29.0%
Cost of Credit and Claims	(6)	71	98	(77)	-108.5%	(27)	-27.6%
Expenses for allowance for loan and lease losses	(6)	71	98	(77)	-108.5%	(27)	-27.6%
Impairment	-	-	-	-	-	-	-
Discounts granted	-	-	-	-	-	-	-
Recovery of loans written off as loss	-	-	-	-	-	-	-
Expenses for claims / recovery of claims under reinsurance	-	-	-	-	-	-	-
Operating margin	10,614	9,483	7,739	1,131	11.9%	1,744	22.5%
Other operating income (expenses)	(1,647)	(2,387)	(1,948)	740	-31.0%	(439)	22.5%
Non-interest expenses	(831)	(1,616)	(1,522)	785	-48.6%	(94)	6.2%
Tax expenses for ISS, PIS and COFINS and Other	(816)	(771)	(426)	(45)	5.8%	(345)	81.0%
Net income before income tax and social contribution	8,967	7,096	5,791	1,871	26.4%	1,305	22.5%
Income tax and social contribution	(1,777)	(1,237)	(1,040)	(540)	43.7%	(197)	18.9%
Non-controlling interest in subsidiaries	(22)	(1)	(14)	(21)	2,100.0%	13	-92.9%
Net income	7,168	5,858	4,737	1,310	22.4%	1,121	23.7%
Performance Measures
Efficiency Ratio	8.3%	18.6%	21.0%
Risk Adjusted Efficiency Ratio	8.3%	17.8%	19.7%
Balance Sheet Information
Loan, Lease and Other Credit Transactions	-	-	-
Total Assets	119,309	116,401	127,716

The Activities with the Market and Corporation segment includes the result from the investment of our excess capital, costs from our excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin on market transactions, costs of treasury operations and equity in the earnings of companies that are not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our interest in Porto Seguro S.A.

In the year ended December 31, 2017, net income from Activities with the Market and Corporation increased by 22.4% from R$5,858 million for the year ended December 31, 2016 to R$7,168 million for the year ended December 31, 2017. This result derives from the increase of R$1,244 million, or 13.4%, in interest margin from R$9,264 million for the year ended December 31, 2016 to R$10,508 million for the year ended December 31, 2017, mainly driven by higher results on transactions undertaken for purposes of asset and liability management, and the decrease of R$785 million in non-interest expenses, from R$1,616 million for the year ended December 31, 2016 to R$ 831 million for the year ended December 31, 2017.

In the year ended December 31, 2016, net income from Activities with the Market and Corporation increased by 23.7% compared to the previous year as a result of higher interest margin of R$1,751 million or 23.3% compared to the previous year.

Changes in cash flows

The following table sets forth the main variations in our cash flows for the years ended December 31, 2017, 2016 and 2015:

	For the Year Ended December 31,
Changes in Cash Flows	2017	2016	2015
	(In millions of R$)
Net cash from (used in) operating activities	8,642	30,311	(34,459)
Net cash from (used in) investing activities	(3,838)	14,429	(361)
Net cash from (used in) financing activities	(16,922)	(22,329)	(8,529)
Net increase (decrease) in cash and cash equivalents	(12,118)	22,411	(43,350)

In the year ended December 31, 2017, the net decrease of R$12,118 million in cash and cash equivalents was a result of (i) R$8,642 million provided by operating activities, (ii) R$3,838 million used in investing activities and (iii) R$16,992 million used in financial activities.

Operating activities

In the year ended December 21, 2017, net cash provided by operating activities was R$8,642 million as a result of the increase in deposits partially offset by changes in financial assets held for trading. There was also a decrease in securities purchased under agreements to resell and in other financial assets as compared to the year ended December 31, 2016. In the year ended December 31, 2016, net cash from operating activities was R$30,311 million as a result of decreases in securities purchased under agreements to resell, in other tax assets, decrease in loan operations and decrease in funds from interbank markets partially offset by an increase in deposits received under securities repurchase agreements. Management believes cash flows from operations, available cash balances and funds from interbank markets will be sufficient to fund our operating liquidity needs for the coming years. In the year ended December 31, 2015, net cash used in operating activities was R$34,459 million due to increases in financial assets held for trading, loan operations (as a result of the credit portfolio increases) and securities purchased under agreements to resell.

Investing activities

Investing activities includes available-for-sale assets, held-to-maturity assets, other receivables and investment securities. In the year ended December 31, 2017, the purchase of available-for-sale assets and the cash received on sale of available-for-sale financial assets were the main cause of the changes in our cash flow from investing activities. In the year ended December 31, 2016, the increase in cash from investing activities was related to CorpBanca’s consolidation, as a result of the merger between our subsidiary Banco Itaú Chile and CorpBanca in the second quarter of 2016, and due to the cash received on the sale of available-for-sale financial assets. In 2015, the purchase of available-for-sale assets and purchase of held-to-maturity financial assets were the main cause for the outflows in our cash flow from investing activities.

Financing activities

In the year ended December 31, 2017 the changes in cash flows from financing activities were primarily a result of redemptions of our subordinated debt in institutional markets, dividends and interest on own capital paid and also the purchase of treasury shares in the amount of R$3,089 million. These were partially offset by funding from institutional markets. In 2016 and in 2015 the changes in cash flows from financing activities were primarily a result of an increase in redemption of our subordinated debt in institutional markets. In the year ended December 31, 2016, we purchased R$947 million in treasury shares compared to R$3,324 million in treasury shares in the year ended December 31, 2015, which both generated cash outflows of the same amounts.

In the year ended December 31, 2017, we adopted a new practice to pay dividends and interest on capital of at least 35% of annual recurring net income. The total amount to be paid each year will be set forth by the Board of Directors, taking into account: (i) the Company’s capitalization level, in accordance with the rules defined by BACEN; (ii) the minimum level, established by the Board of Directors, of 13.5% for tier 1 capital; (iii) profitability for the year; (iv) the prospective use of capital in view of the expected business growth, share buyback program, mergers and acquisitions, and market and regulatory changes that might modify capital requirements; and (v) tax changes. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, but always considering the minimum distribution set forth in the Bylaws.

Liquidity and capital resources

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by the Board of Directors and CSRML. This includes an oversight responsibility with respect to all business units operating outside Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels.

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

The following table presents our operational liquidity reserve as of December 31, 2017, 2016 and 2015:

	As of December 31,			2017 Average
Cash in Cash Flows	2017	2016	2015	Balance(1)
	(In millions of R$)
Cash and deposits on demand	18,749	18,542	18,544	19,861
Funded positions of securities purchased under agreements to resell(2)	38,833	77,452	72,091	53,770
Unencumbered government securities	106,738	78,633	65,965	96,439
Operational reserve	164,320	174,627	156,600	170,069

(1) Average calculated based on interim financial statements.

(2) Net of R$3.664 (R$4,329 at 12/31/2016 and R$9,461 at 12/31/2015), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and explore market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

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

	For the Year Ended December 31,
	2017		2016		2015
Average deposits and borrowings	Average balance	% of total	Average balance	% of total	Average balance	% of total
	(In millions of R$, except percentages)
Interest-bearing liabilities	1,016,569	82.7%	969,461	81.9%	875,904	81.2%
Interest-bearing deposits	287,398	23.4%	244,121	20.6%	236,314	21.9%
Savings deposits	110,411	9.0%	106,838	9.0%	114,500	10.6%
Interbank deposits	3,282	0.3%	7,304	0.6%	19,633	1.8%
Time deposits	173,705	14.1%	129,979	11.0%	102,182	9.5%
Securities sold under repurchase agreements	328,721	26.7%	339,416	28.7%	297,509	27.6%
Interbank market debt and Institutional market debt	229,179	18.6%	240,563	20.4%	219,463	20.3%
Interbank market debt	133,894	10.9%	144,968	12.2%	134,637	12.5%
Institutional market debt	95,284	7.8%	95,595	8.1%	84,826	7.9%
Reserves for insurance private pension and liabilities for capitalization plans	171,024	13.9%	144,387	12.2%	121,856	11.3%
Other Interest-bearing liabilities	248	0.0%	974	0.1%	761	0.1%
Non-interest-bearing liabilities	212,633	17.3%	214,024	18.1%	203,377	18.8%
Non-interest bearing deposits	61,844	5.0%	61,895	5.2%	54,148	5.0%
Derivatives	23,195	1.9%	29,752	2.5%	29,488	2.7%
Other non-interest bearing liabilities	127,594	10.4%	122,377	10.3%	119,740	11.1%
Total	1,229,203	100%	1,183,485	100.0	1,079,280	100.0

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

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2017, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (CDI). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

Seasonality

Generally our retail banking and our credit card business have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease at the beginning of the year. In addition, there is seasonality at the end of the year in our pension plan business, as there is a statutory requirement in Brazil that all employees receive equivalent of one month’s extra salary at the end of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

Information on trends

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	The Brazilian economic environment (please refer to section Context, item Macroeconomic context, Brazilian context and section Our risk management, item Risk factors, Macroeconomic risks for further details).
•	Legal and regulatory developments (please refer to section Context, item Macroeconomic context, Brazilian context, section Our risk management, item Regulatory environment and section Our risk management, item Risk factors, legal and regulatory risks for further details).
•	The effects of any ongoing international financial turmoil, including on the liquidity and capital required (please refer to section Context, item Macroeconomic context, Global context, section Our risk management, item Regulatory environment and section Our risk management, item Risk factors, Macroeconomic risks for further details).
•	The inflation effects on the result of our operations (please refer to section Context, item Macroeconomic context, Brazilian context and section Our risk management, item Risk factors, Macroeconomic risks, Inflation and fluctuations in interest rates may have a material adverse effect on us for further details).
•	The effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (please refer to section Performance, item Financial performance, results and section Our risk management, item Risk factors, Macroeconomic risks, for further details).
•	Any acquisitions we may make in the future (please refer to section Our risk management, item Risk Factors, The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us for further details).

As part of our strategy, we continue to review growth opportunities, both in Brazil and outside Brazil. Additionally, please refer to section Our risk management, item Risk factors for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

Complete Financial Statements (IFRS)

The following financial statements, together with the report of the independent auditor, are part of this annual report:

Management’s Report on Internal Control over Financial Reporting

The management of Itaú Unibanco Holding S.A is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management concluded that the changes that occurred during the year ended December 31, 2017 have not materially affected, or are not reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

By:	/s/ Candido Botelho Bracher	By:	/s/ Caio Ibrahim David
	Name: Candido Botelho Bracher Title: Chief Executive Officer		Name: Caio Ibrahim David Title: Chief Financial Officer

A signed original copy of this report has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 20, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Itaú Unibanco Holding S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

April 20, 2018

We have served as the Company’s auditor since 2001.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2017	12/31/2016
Cash and deposits on demand	4	18,749	18,542
Central Bank compulsory deposits	5	98,837	85,700
Interbank deposits	6	29,053	22,692
Securities purchased under agreements to resell	6	244,707	265,051
Financial assets held for trading	7a	270,121	204,648
Pledged as collateral		30,585	12,950
Other		239,536	191,698
Financial assets designated at fair value through profit or loss	7b	1,746	1,191
Derivatives	8 e 9	22,843	24,231
Available-for-sale financial assets	10	102,284	88,277
Pledged as collateral		33,671	17,435
Other		68,613	70,842
Held-to-maturity financial assets	11	36,560	40,495
Pledged as collateral		974	11,778
Other		35,586	28,717
Loan operations and lease operations portfolio, net	12	465,472	463,394
Loan operations and lease operations portfolio		493,367	490,366
(-) Allowance for loan and lease losses		(27,895)	(26,972)
Other financial assets	20a	59,568	53,917
Investments in associates and joint ventures	13	5,171	5,073
Goodwill	3	10,716	9,675
Fixed assets, net	15	7,359	8,042
Intangible assets, net	16	8,667	7,381
Tax assets		41,927	44,274
Income tax and social contribution - current		2,336	2,703
Income tax and social contribution - deferred	27b	33,547	37,395
Other		6,044	4,176
Assets held for sale	36.7	736	631
Other assets	20a	10,453	10,027
Total assets		1,434,969	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2017	12/31/2016
Deposits	17	402,938	329,414
Securities sold under repurchase agreements	19a	312,634	349,164
Financial liabilities held for trading	18	465	519
Derivatives	8 and 9	26,746	24,698
Interbank market debt	19a	129,616	135,483
Institutional market debt	19b	98,482	96,239
Other financial liabilities	20b	77,613	71,832
Reserves for insurance and private pension	30c ll	181,232	154,076
Liabilities for capitalization plans		3,301	3,147
Provisions	32	19,736	20,909
Tax liabilities		7,839	5,836
Income tax and social contribution - current		3,175	1,741
Income tax and social contribution - deferred	27b II	441	643
Other		4,223	3,452
Other liabilities	20b	26,361	27,110
Total liabilities		1,286,963	1,218,427
Capital	21a	97,148	97,148
Treasury shares	21a	(2,743)	(1,882)
Additional paid-in capital	21c	1,930	1,785
Appropriated reserves	21d	12,499	3,443
Unappropriated reserves	21e	28,365	25,362
Cumulative other comprehensive income		(2,359)	(3,274)
Total stockholders’ equity attributed to the owners of the parent company		134,840	122,582
Non-controlling interests	21f	13,166	12,232
Total stockholders’ equity		148,006	134,814
Total liabilities and stockholders' equity		1,434,969	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Banking product		111,050	118,661	92,011
Interest and similar income	23a	144,690	161,495	147,789
Interest and similar expense	23b	(78,325)	(95,126)	(75,064)
Dividend income		301	288	98
Net gain (loss) on investment securities and derivatives	23c	3,175	7,311	(11,862)
Foreign exchange results and exchange variations on transactions		(250)	5,513	(6,353)
Banking service fees	24	34,448	31,918	29,452
Income related to insurance, private pension and capitalization operations before claim and selling expenses		5,252	5,880	6,672
Income related to insurance and private pension	30b III	26,914	24,849	22,634
Reinsurance Premiums	30b III	(38)	(94)	(89)
Change in reserves for insurance and private pension		(22,177)	(19,490)	(16,460)
Revenue from capitalization plans		553	615	587
Other income	25	1,759	1,382	1,279
Losses on loans and claims		(18,240)	(22,122)	(21,335)
Expenses for allowance for loan and lease losses	12b	(20,746)	(24,379)	(24,517)
Recovery of loans written-off as loss		3,698	3,742	4,779
Expenses for claims		(1,224)	(1,555)	(1,611)
Recovery of claims under reinsurance		32	70	14
Banking product net of losses on loans and claims		92,810	96,539	70,676
Other operating income (expenses)		(60,599)	(58,347)	(52,411)
General and administrative expenses	26	(54,118)	(50,904)	(47,626)
Tax expenses		(7,029)	(7,971)	(5,405)
Share of profit or (loss) in associates and joint ventures	13	548	528	620
Income before income tax and social contribution	27	32,211	38,192	18,265
Current income tax and social contribution		(4,539)	(3,898)	(8,965)
Deferred income tax and social contribution		(3,404)	(10,712)	16,856
Net income		24,268	23,582	26,156
Net income attributable to owners of the parent company	28	23,903	23,263	25,740
Net income (loss) attributable to non-controlling interests	21f	365	319	416
Earnings per share – basic	28
Common		3.68	3.57	3.91
Preferred		3.68	3.57	3.91
Earnings per share - diluted	28
Common		3.65	3.54	3.89
Preferred		3.65	3.54	3.89
Weighted average number of shares outstanding - basic	28
Common		3,347,889,957	3,351,741,143	3,351,741,143
Preferred		3,156,020,074	3,171,215,661	3,228,881,081
Weighted average number of shares outstanding - diluted	28
Common		3,347,889,957	3,351,741,143	3,351,741,143
Preferred		3,197,763,868	3,216,235,372	3,270,734,307

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Net income		24,268	23,582	26,156
Available-for-sale financial assets		765	2,040	(2,171)
Change in fair value		1,211	2,780	(6,518)
Income tax effect		(494)	(1,251)	2,659
(Gains) / losses transferred to income statement	23c	80	851	2,812
Income tax effect		(32)	(340)	(1,124)
Hedge		(571)	(697)	(1,739)
Cash flow hedge	9	(29)	(2,815)	1,148
Change in fair value		(86)	(5,041)	2,104
Income tax effect		57	2,226	(956)
Hedge of net investment in foreign operation	9	(542)	2,118	(2,887)
Change in fair value		(1,055)	3,760	(5,134)
Income tax effect		513	(1,642)	2,247
Remeasurements of liabilities for post-employment benefits (*)		(10)	(590)	(48)
Remeasurements	29	33	(1,048)	(68)
Income tax effect		(43)	458	20
Foreign exchange differences on foreign investments		731	(2,737)	3,099
Total comprehensive income		25,183	21,598	25,297
Comprehensive income attributable to non-controlling interests		365	319	416
Comprehensive income attributable to the owners of the parent company		24,818	21,279	24,881

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2017, 2016 and 2015

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(3,025)	225	(7,445)	-	(8,207)	-	-	-	-	(8,304)	34	(8,270)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options - exercised options	-	(3,025)	101	-	-	-	-	-	-	-	(2,924)	-	(2,924)
Granting of stock options – exercised options	-	299	45	-	-	-	-	-	-	-	344	-	344
Acquisition of treasury shares (Note 21a)	-	(3,324)	-	-	-	-	-	-	-	-	(3,324)	-	(3,324)
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	124	-	-	-	-	-	-	-	124	-	124
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	276	276
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,703	-	(8,207)	-	-	-	-	(5,504)	(242)	(5,746)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	-	(10)	-	-	-	-	-	(10)	-	(10)
Total comprehensive income	-	-	-	-	-	25,740	(2,171)	(48)	3,099	(1,739)	24,881	416	25,297
Net income	-	-	-	-	-	25,740	-	-	-	-	25,740	416	26,156
Other comprehensive income for the period	-	-	-	-	-	-	(2,171)	(48)	3,099	(1,739)	(859)	-	(859)
Appropriations:
Legal reserve	-	-	-	1,054	-	(1,054)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	11,823	4,656	(16,479)	-	-	-	-	-	-	-
Balance at 12/31/2015	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Change in the period	10,148	(3,025)	225	1,857	4,646	-	(2,171)	(48)	3,099	(1,739)	12,992	450	13,442
Balance at 01/01/2016	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Transactions with owners	12,000	2,471	52	(9,620)	-	(11,574)	-	-	-	-	(6,671)	10,106	3,435
Capital increase - Statutory Reserve	12,000	-	-	(12,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	2,471	39	(2,670)	-	-	-	-	-	-	(160)	-	(160)
Granting of stock options – exercised options	-	748	(17)	-	-	-	-	-	-	-	731	-	731
Acquisition of treasury shares (Note 21a)	-	(947)	-	-	-	-	-	-	-	-	(947)	-	(947)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	2,670	-	(2,670)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	13	-	-	-	-	-	-	-	13	-	13
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	10,199	10,199
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	5,050	-	(11,574)	-	-	-	-	(6,524)	(93)	(6,617)
Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve	-	-	-	(2,697)	-	-	-	-	-	-	(2,697)	-	(2,697)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(1,586)	-	-	-	-	-	-	(1,586)	-	(1,586)
Other	-	-	-	-	5	-	-	-	-	-	5	-	5
Total comprehensive income	-	-	-	-	-	23,263	2,040	(590)	(2,737)	(697)	21,279	319	21,598
Net income	-	-	-	-	-	23,263	-	-	-	-	23,263	319	23,582
Other comprehensive income for the period	-	-	-	-	-	-	2,040	(590)	(2,737)	(697)	(1,984)	-	(1,984)
Appropriations:
Legal reserve	-	-	-	943	-	(943)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,336	4,410	(10,746)	-	-	-	-	-	-	-
Balance at 12/31/2016	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Change in the period	12,000	2,471	52	(6,624)	4,415	-	2,040	(590)	(2,737)	(697)	10,330	10,425	20,755
Balance at 01/01/2017	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Transactions with owners	-	(861)	145	12,480	-	(19,201)	-	-	-	-	(7,437)	569	(6,868)
Treasury shares - granting of stock options	-	(861)	161	(1,178)	-	-	-	-	-	-	(1,878)	-	(1,878)
Granting of stock options – exercised options	-	1,050	64	-	-	-	-	-	-	-	1,114	-	1,114
Acquisition of treasury shares (Note 21a)	-	(3,089)	-	-	-	-	-	-	-	-	(3,089)	-	(3,089)
Cancellation of Shares – Meeting of the Board of Directors 12/15/2017	-	1,178	-	(1,178)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	97	-	-	-	-	-	-	-	97	-	97
Share-based payment – variable compensation	-	-	(16)	-	-	-	-	-	-	-	(16)	-	(16)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	914	914
Dividends / interest on capital – Special profit reserve	-	-	-	13,658	-	(19,201)	-	-	-	-	(5,543)	(345)	(5,888)
Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve	-	-	-	(5,048)	-	-	-	-	-	-	(5,048)	-	(5,048)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(63)	-	-	-	-	-	-	(63)	-	(63)
Other	-	-	-	-	(12)	-	-	-	-	-	(12)	-	(12)
Total comprehensive income	-	-	-	-	-	23,903	765	(10)	731	(571)	24,818	365	25,183
Net income	-	-	-	-	-	23,903	-	-	-	-	23,903	365	24,268
Other comprehensive income for the period	-	-	-	-	-	-	765	(10)	731	(571)	915	-	915
Appropriations:
Legal reserve	-	-	-	1,055	-	(1,055)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	632	3,015	(3,647)	-	-	-	-	-	-	-
Balance at 12/31/2017	97,148	(2,743)	1,930	12,499	28,365	-	34	(825)	2,816	(4,384)	134,840	13,166	148,006
Change in the period	-	(861)	145	9,056	3,003	-	765	(10)	731	(571)	12,258	934	13,192

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Adjusted net income		83,366	97,507	56,881
Net income		24,268	23,582	26,156
Adjustments to net income:		59,098	73,925	30,725
Granted options recognized and share-based payment – variable compensation		81	69	180
Effects of changes in exchange rates on cash and cash equivalents		687	17,941	(9,681)
Expenses for allowance for loan and lease losses	12b	20,746	24,379	24,517
Interest and foreign exchange expense from operations with subordinated debt		4,714	942	15,409
Change in reserves for insurance and private pension		22,177	19,490	16,460
Revenue from capitalization plans		(553)	(615)	(587)
Depreciation and amortization	15 and 16	3,169	3,233	2,828
Interest expense from provision for contingent and legal liabilities		12,276	1,610	1,479
Provision for contingent and legal liabilities		685	4,246	3,948
Interest income related to escrow deposits		(344)	(383)	(285)
Deferred taxes (excluding hedge tax effects)	27b	5,101	4,172	(1,869)
Share of profit or (loss) in associates and joint ventures		(548)	(528)	(620)
(Gain) loss on available-for-sale securities	23c	80	851	2,812
Interest and foreign exchange income related to available-for-sale financial assets		(8,946)	(1,719)	(16,941)
Interest and foreign exchange income related to held-to-maturity financial assets		316	(185)	(6,821)
(Gain) loss on sale of assets held for sale	25 and 26	408	124	36
(Gain) loss on sale of investments	25 and 26	(218)	(69)	43
(Gain) loss on sale of fixed assets	25 and 26	(93)	(14)	11
Other		(640)	381	(194)
Change in assets and liabilities (*)		(74,724)	(67,196)	(91,340)
(Increase) decrease in assets		(98,134)	(30,405)	(149,459)
Interbank deposits		(4,040)	521	3,308
Securities purchased under agreements to resell		5,444	2,675	(88,250)
Compulsory deposits with the Central Bank of Brazil		(13,167)	(20,390)	(2,762)
Financial assets held for trading		(65,435)	(34,950)	(31,056)
Derivatives (assets / liabilities)		4,540	(4,047)	3,008
Financial assets designated at fair value through profit or loss		(555)	(655)	435
Loan operations		(11,786)	23,416	(28,103)
Other financial assets		3,352	881	2,476
Other tax assets		(2,545)	5,262	(15,037)
Other assets		(13,942)	(3,118)	6,522
(Decrease) increase in liabilities		23,410	(36,791)	58,119
Deposits		64,200	(18,136)	(16,696)
Deposits received under securities repurchase agreements		(36,623)	8,534	47,833
Financial liabilities held for trading		(54)	206	(434)
Funds from interbank markets		(7,428)	(27,017)	33,199
Other financial liabilities		3,009	1,915	(5,222)
Technical reserve for insurance and private pension		4,979	5,141	3,067
Liabilities for capitalization plans		707	718	621
Provisions		(2,761)	(2,993)	(2,005)
Tax liabilities		5,811	6,359	6,931
Other liabilities		(3,912)	(5,095)	(2,693)
Payment of income tax and social contribution		(4,518)	(6,423)	(6,482)
Net cash from (used in) operating activities		8,642	30,311	(34,459)
Interest on capital / dividends received from investments in associates and joint ventures		427	287	243
Cash received on sale of available-for-sale financial assets		18,707	18,760	12,214
Cash received from redemption of held-to-maturity financial assets		4,025	3,473	3,160
Cash upon sale of assets held for sale		201	336	123
Cash upon sale of investments in associates and joint ventures		223	69	(43)
Cash and cash equivalents, net assets and liabilities from Citibank acquisition		(245)	-	-
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	3	-	5,869	-
Cash and cash equivalents, net of assets and liabilities from Recovery acquisition	3	-	(714)	-
Cash upon sale of fixed assets	15	204	109	104
Cash upon sale of intangible assets	16	26	10	69
Purchase of available-for-sale financial assets		(22,634)	(9,959)	(9,516)
Purchase of held-to-maturity financial assets		(406)	(1,363)	(4,090)
Purchase of investments in associates and joint ventures	13	(772)	(381)	-
Purchase of fixed assets	15	(943)	(991)	(1,466)
(Cash upon sale) Purchase of intangible assets	16	(2,651)	(1,076)	(1,158)
Net cash from (used in) investing activities		(3,838)	14,429	(361)
Funding from institutional markets		8,439	4,864	6,667
Redemptions in institutional markets		(13,573)	(18,198)	(5,242)
(Acquisition) / Disposal of interest of non-controlling stockholders		914	(1,013)	276
Granting of stock options – exercised options		1,114	731	344
Purchase of treasury shares		(3,089)	(947)	(3,324)
Dividends and interest on capital paid to non-controlling interests		(345)	(93)	(242)
Dividends and interest on capital paid		(10,382)	(7,673)	(7,008)
Net cash from (used in) financing activities		(16,922)	(22,329)	(8,529)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	(12,118)	22,411	(43,350)

Cash and cash equivalents at the beginning of the period	4	96,119	91,649	125,318
Effects of changes in exchange rates on cash and cash equivalents		(687)	(17,941)	9,681
Cash and cash equivalents at the end of the period	4	83,314	96,119	91,649
Additional information on cash flow
Interest received		139,895	168,708	136,277
Interest paid		71,456	79,227	58,436
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		1,876	2,869	2,458

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2017 and December 31, 2016 for balance sheet accounts and

From January 1 to December 31, 2017, 2016 and 2015 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

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

These consolidated financial statements were approved by the Executive Board on February 05, 2018.

Note 2 – Significant accounting policies

2.1.	Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

The Cash flows of operating activities are calculated by the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended December 31, 2017

There were no new accounting pronouncements for the period ended December 31, 2017.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – Financial Instruments – The pronouncement replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable to all financial assets and liabilities and will be retrospectively adopted on the date the standard becomes effective, on January 1st, 2018. The new rule is structured to contemplate the pillars:

(I)	Classification and measurement of financial assets: the classification of financial assets should depend on two criteria: the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets;

•	Business model: it is determined at a level that reflects how the groups of financial assets are jointly managed to achieve a specific commercial purpose and generate cash flows, not depending of the management’s intention regarding an individual instrument. Accordingly, it represents whether cash flows will result from contractual cash flows, sale of financial assets or both; and

•	Characteristics of contractual cash flow of financial assets: identification of asset cash flows what constitute only payment of principal and interest, by applying the SPPI (Solely Payment Principal and Interest) test.

(ll) Impairment: The new standard brings the concept of expected loss (including the use of prospective information) and classification in three phases. An asset will migrate from the phase of expected credit loss as the credit risk deteriorates. If, in a subsequent period, the quality of a financial asset improves or the significant increase in the previously identified credit risk is reverse, the financial asset may return to phase 1, unless it is a financial asset originated with credit recovery issues.

•	Phase 1 – Credit losses expected for 12 months: represented possible default events within 12 months. Applicable to financial assets without significant increase in credit risk and no credit recovery issues in origination;

•	Phase 2 – Permanent credit losses expected over the life of the financial instrument: resulting from all possible default events. Applicable to financial assets with a significant increase in credit risk, but which were not originated with recovery issues.

•	Phase 3 – Permanent credit losses expected for assets with credit recovery problems: resulting from all possible default events. Applicable to financial assets considered with credit recovery issues due to the occurrence of one or more events that negatively affect the estimated future cash flows for this asset. Financial assets what are not originated with recovery issues, but that subsequently had recovery issues, differ from phase 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than the gross carrying amount.

(lll) Hedge accounting: The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis. ITAÚ UNIBANCO HOLDING will continue applying all requirements for hedge accounting set forth in IAS 39, as permitted by IFRS 9.

ITAÚ UNIBANCO HOLDING conducted simulations during the second half of 2017 for better understanding of the potential effect of the new accounting standard. The transition to IFRS 9 will cause, according to the best estimates, a reduction not higher than 3.00% in stockholder’s equity, net of tax effects.

The transition impacts are based on the best estimates on the reporting date and adjustments identified will be recognized in retained earnings on the transition date, directly affecting the stockholders’ equity.

The adoption of the new standard shall not bring regulatory or prudential impacts – including capital – on ITAÚ UNIBANCO HOLDING, since these limits are calculated based on Prudential Consolidated, which is prepared according to the standards and generally accepted accounting principles in Brazil applicable to institutions authorized to operate by BACEN.

•	IFRS 15 – Revenue from Contracts with Customers: The pronouncement replaces IAS 18 – Revenue and IAS 11– Construction Contracts, as well as respective interpretations (IFRICs 13, 15 and 18). It requires that the recognition of revenue reflect the transfer of goods or services to the client. This standard is effective for the years beginning January 1st, 2018 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

•	IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. This standard is effective for annual periods beginning on January 1st, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment of insurance contracts:

•	General Model: applicable to all contracts, particularly the long-term contracts;

•	Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used;

•	Variable Fee Approach: approach specific for contracts with participation in the result of investments.

Insurance contracts should be recognized based on the analysis of four components:

•	Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows;
•	Risk Adjustment: estimate of offset required by deviations that may occur between cash flows;
•	Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract;
•	Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows.

This standard is effective for annual periods beginning on January 1st, 2021. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options:

•	Temporary exemption: adoption of IFRS 9 together with IFRS 17, i.e., as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance;

•	Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17.

Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING.

In 2018, ITAÚ UNIBANCO HOLDING will adopt IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options.

•	Amendment to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures – The amendments refer to an inconsistency between IFRS 10 and IAS 28 requirements, when addressing the sale or contribution of assets between an investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3.	Critical accounting estimates and judgments

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

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

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

The fair value of Financial Instruments, including Derivatives, as well as the fair value hierarchy, are presented in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the departments meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants, however, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

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

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 32.

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

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually goodwill is submitted to the impairment test and, at December 31, 2017 and 2016, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2017 and 12/31/2016.

		Functional	Incorporation		Interest in voting capital at		Interest in total capital at
		currency	country	Activity	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.(*)			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreing
Itaú Corpbanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	23.90%	23.67%	23.90%	23.67%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 3)	Chilean peso	Chile	Financial institution	36.06%	35.71%	36.06%	35.71%

(*) New company name of Itaú BMG Seguradora S.A.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all Financeira Itaú CBD S.A Crédito, Financiamento e Investimento (FIC) the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3 – Business Combinations, a business is defined as an integrated set of activities and assets that is conducted and managed so to provide a return to investors, cost reduction or other economic benefits, and it should be recorded when a business is acquired. In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

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

III.	Transactions with non-controlling stockholders

IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

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

d) Financial Assets and Liabilities

In accordance with IAS 39 - Financial instruments: Recognition and Measurement, Financial Assets and Liabilities, including derivative financial instruments, should be recognized in the Balance Sheet, and measured in accordance with the category in which the instrument was classified.

Financial assets and liabilities may be classified as follows:

Categories	Recognition and Measurement
• Financial assets and liabilities at fair value through profit or loss – held for trading

•      Initial and subsequently recognized at fair value;

•      Transaction costs are directly recognized in the Consolidated Statement of Income;

•      Gains and losses arising from changes in fair value are directly included in Net gain (loss) from investments in securities and derivatives.

• Financial assets and liabilities at fair value through profit or loss – designated at fair value
• Available-for-sale financial assets (*)

•      Initial and subsequently recognized at fair value plus transaction costs;

•      Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income.

• Held-to-maturity financial assets (*)	• Initially recognized at fair value plus transaction costs; • Subsequently measured at amortized cost, using the effective interest rate method.
• Loans and receivables
• Financial liabilities at amortized cost

(*) Interest, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of income under Interest and similar income.

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

•      Central Banks compulsory deposits (Note 2.4dl and Note 5);

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

I – Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

II – Securities purchased under agreements to resell

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

lll -Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

lV -Financial assets and liabilities at fair value through profit or loss – designated at fair value

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

V- Derivatives

All derivatives are recorded as assets when the fair value is positive and as liabilities when the fair value is negative.

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

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	At the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;
•	The hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship;
•	For a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;
•	The effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured;
•	The hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

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

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income;

b)	The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the disposal of the investment in the foreign operation.

VI -	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on Investments in Securities and Derivatives – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the Consolidated Statement of Income as Dividend Income when it is probable that ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits.

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

IX - Lease operations (as lessor)

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

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, ITAÚ UNIBANCO HOLDING used methodologies are that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

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

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio inside and outside Brazil;

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information);

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others;

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

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

II – Joint arrangements

ITAÚ UNIBANCO HOLDING reviews the nature of its joint business to assess whether it has joint operations and joint ventures. Joint ventures are recognized by the equity method in conformity with the requirements of IFRS 11 – Joint Arrangements.

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

According to IAS 16 – Property, Plant and Equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 15.

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

In accordance with IFRS 3 – Business combinations, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36 – Impairment of assets, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

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

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carry forwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

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

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. ITAÚ UNIBANCO HOLDING conducts the liability adequacy test under IFRS by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30f.

m)	Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

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

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

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

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Other comprehensive income.

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

Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

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

After issuance, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization, a provision will be recognized for such amount.

q)	Provisions, contingent assets and contingent liabilities

Provisions, contingent assets and contingent liabilities are assessed, recognized and disclosed in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events.

Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

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

Note 3 – Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by CITIBANK in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 628.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;
ii.	Acquisition of securities brokerage on December 1st, 2017;
iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 631.

Gestora de Inteligência de Crédito S.A.

On January 21, 2016, o ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was closed on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (ITAÚ BMG CONSIGNADO), corresponding to BMG’s total interest in ITAÚ BMG CONSIGNADO, for the amount of R$ 1,460, and now holds 100% of ITAÚ BMG CONSIGNADO.

ITAÚ UNIBANCO and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of ITAÚ BMG CONSIGNADO and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was closed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of ITAÚ BMG CONSIGNADO) is controlled by ITAÚ UNIBANCO HOLDING.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (CONECTCAR) for the amount of R$ 170.

CONECTCAR, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo

S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of CONECTCAR’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method (Note 2.4e II).

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to the total interest of the parties in RECOVERY, for R$ 735.

In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, RECOVERY is a market leader in the management of overdue receivables portfolio. RECOVERY’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The difference between the amount paid and the net assets at fair value has given rise to the recognition of goodwill from expected future profitability.

Purchase price	735
(-) Fair value of assets and liabilities identified	(74)
(-) Intangible assets to be amortized	(20)
(=) Goodwill	641

On July 7, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59 and now holds 96% of RECOVERY ´s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

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

The merger was approved by the stockholders of CORPBANCA and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’s capital in the amount of R$ 2,309 concluded on March 22, 2016;

ii.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for CORP GROUP.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
CORP GROUP	33.13%
Other non-controlling stockholders	33.29%

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of ITAÚ CORPBANCA, on which CORP GROUP has the right of veto, the members of the board of directors appointed by CORP GROUP should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING due to its interest in ITAÚ CORPBANCA was R$ 10,517, based on the quotation of ITAÚ CORPBANCA’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,928. Additionally, a goodwill of R$ 692 was generated in Brazil due to the difference between the equity value of BIC and the equity value of ITAÚ CORPBANCA resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CORPBANCA

Assets	4/1/2016
Cash and deposits on demand	5,869
Interbank deposits	3,712
Securities purchased under agreements to resell	186
Financial assets held for trading	5,684
Derivatives	6,628
Available-for-sale financial assets	7,164
Held-to-maturity financial assets	236
Loan operations and lease operations portfolio, net	75,222
Other financial assets	3,018
Goodwill	888
Fixed assets, net	494
Intangible assets, net	2,603
Tax assets	1,413
Assets held for sale	2
Other assets	1,257
Total assets	114,376

Liabilities and stockholders' equity	4/1/2016
Deposits	68,387
Securities sold under repurchase agreements	4,052
Derivatives	5,749
Interbank market debt	6,429
Institucional market debt	17,025
Other financial liabilities	1,583
Provisions	140
Tax liabilities	1,341
Other liabilities	2,619
Total liabilities	107,325
Plan net assets	7,051
Non-controlling interests	1,515
Net assets assumed	5,536
Adjustment to fair value of net assets assumed	(1,946)
Net assets assumed at fair value	3,590

In the year after the acquisition, adjustments are made to the amounts presented to reflect any new information obtained on existing facts upon the operation closing, in conformity with IFRS 3 – Business Combinations.

Contingent liabilities have not been recorded due to the acquisition.

ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the capital of ITAÚ CORPBANCA:

• On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288.1, then holding 35.71%; and

• On September 15, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55.6, then holding 36.06%.

The possibility of these acquisitions were set forth in ITAÚ CORPBANCA’s shareholders agreement, entered into between ITAÚ UNIBANCO HOLDING and CORP GROUP and affiliated companies on April 1st, 2016.

MaxiPago Serviços de Internet Ltda.

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary REDE entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet Ltda. (MAXIPAGO), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that REDE became the holder of 43,510 common shares, representing 75% of total voting capital of MAXIPAGO.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

In the second semester of 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary REDE, increased the capital of MAXIPAGO by 21.98% and acquired additional interest ownership of 3.02%, for of R$ 2, and now holds 100% of MAXIPAGO’s capital stock.

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	12/31/2017	12/31/2016
Cash and deposits on demand	18,749	18,542
Interbank deposits	15,327	13,358
Securities purchased under agreements to resell	49,238	64,219
Total	83,314	96,119

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 13,726 (R$ 9,334 at 12/31/2016) and R$ 195,469 (R$ 200,832 at 12/31/2016), respectively.

Note 5 - Central Bank compulsory deposits

	12/31/2017	12/31/2016
Non-interest bearing deposits	4,790	3,002
Interest-bearing deposits	94,047	82,698
Total	98,837	85,700

Note 6 - Interbank deposits and securities purchased under agreements to resell

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits (2)	28,039	1,014	29,053	21,503	1,189	22,692
Securities purchased under agreements to resell (1)	244,511	196	244,707	264,740	311	265,051
Total	272,550	1,210	273,760	286,243	1,500	287,743

(1) The amounts of R$ 3,664 (R$ 4,329 at 12/31/2016) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 185,305 (R$ 178,070 at 12/31/2016) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4d.

(2) Includes R$ 6,689 related to Compulsory Deposits with Central Banks of other countries.

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2017			12/31/2016
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	3,211	1	3,212	1,170	3	1,173
Brazilian government securities (1a)	230,189	378	230,567	159,602	422	160,024
Brazilian external debt bonds (1b)	3,148	62	3,210	5,275	50	5,325
Government securities – abroad (1c)	3,942	33	3,975	3,714	21	3,735
Argentina	1,446	20	1,466	634	17	651
Chile	50	1	51	126	1	127
Colombia	2,080	12	2,092	2,666	3	2,669
United States	100	-	100	78	-	78
Mexico	5	-	5	6	-	6
Paraguay	6	-	6	88	-	88
Uruguay	222	-	222	32	-	32
Other	33	-	33	84	-	84
Corporate securities (1d)	29,286	(129)	29,157	34,425	(34)	34,391
Shares	3,969	(206)	3,763	2,598	(107)	2,491
Bank deposit certificates	347	-	347	1,824	-	1,824
Securitized real estate loans	66	(1)	65	-	-	-
Debentures	3,181	77	3,258	3,129	61	3,190
Eurobonds and other	633	1	634	654	8	662
Financial credit bills	20,612	-	20,612	25,893	-	25,893
Promissory notes	391	-	391	-	-	-
Other	87	-	87	327	4	331
Total (2)	269,776	345	270,121	204,186	462	204,648

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 29,002 (R$ 7,696 at 12/31/2016), b) R$ 1,508 (R$ 4,045 at 12/31/2016), c) R$ 46 (R$ 1,183 at 12/31/2016) and d) R$ 28 (R$ 26 at 12/31/2016), totaling R$ 30,585 (R$ 12,950 at 12/31/2016);

(2) In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	48,533	48,411	34,302	34,206
Non-stated maturity	2,671	4,703	3,356	3,206
Up to one year	45,862	43,708	30,946	31,000
Non-current	221,243	221,710	169,884	170,442
From one to five years	168,301	168,558	117,748	118,050
From five to ten years	44,025	44,246	42,135	42,284
After ten years	8,917	8,906	10,001	10,108
Total	269,776	270,121	204,186	204,648

Financial assets held for trading include assets with a fair value of R$ 169,178 (R$ 142,081 at 12/31/2016) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2017
		Accumulated gain / (loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	1,670	76	1,746
Total	1,670	76	1,746

	12/31/2016
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	1,183	8	1,191
Total	1,183	8	1,191

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	1,006	1,041	1,183	1,191
Up to one year	1,006	1,041	1,183	1,191
Non-current	664	705	-	-
From one to five years	664	705	-	-
Total	1,670	1,746	1,183	1,191

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

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 18,284 (R$ 12,246 at 12/31/2016) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Futures contracts (*)	607,980	8	150	158
Purchase commitments	323,102	(4)	137	133
Commodities	187	-	-	-
Indices	109,501	(34)	(16)	(50)
Interbank market	166,833	30	-	30
Foreign currency	28,514	-	153	153
Securities	18,067	-	-	-
Commitments to sell	284,878	12	13	25
Commodities	168	-	-	-
Indices	128,147	67	11	78
Interbank market	118,186	(56)	-	(56)
Foreign currency	26,646	1	-	1
Fixed rate	505	-	2	2
Securities	11,218	-	-	-
Other	8	-	-	-
Swap contracts		(4,770)	268	(4,502)
Asset position	585,574	3,630	5,560	9,190
Indices	228,406	(1,132)	2,595	1,463
Interbank market	48,752	670	(72)	598
Foreign currency	10,145	693	245	938
Floating rate	44,400	(48)	1,135	1,087
Fixed rate	253,854	3,447	1,656	5,103
Securities	4	-	1	1
Other	13	-	-	-
Liability position	590,344	(8,400)	(5,292)	(13,692)
Indices	197,597	(432)	(4,141)	(4,573)
Interbank market	38,398	(293)	15	(278)
Foreign currency	19,289	(596)	(12)	(608)
Floating rate	42,690	(36)	(1,208)	(1,244)
Fixed rate	292,333	(7,043)	54	(6,989)
Other	37	-	-	-
Option contracts	1,847,829	452	92	544
Purchase commitments – long position	245,514	1,256	392	1,648
Commodities	367	11	18	29
Indices	178,839	295	(26)	269
Interbank market	26,484	37	11	48
Foreign currency	31,818	647	(201)	446
Fixed rate	20	3	-	3
Securities	7,902	254	570	824
Other	84	9	20	29
Commitments to sell – long position	736,856	1,457	232	1,689
Commodities	269	4	(1)	3
Indices	691,934	495	241	736
Interbank market	11,623	21	96	117
Foreign currency	24,134	679	(150)	529
Fixed rate	129	6	(5)	1
Securities	8,753	252	51	303
Other	14	-	-	-
Purchase commitments – short position	88,688	(1,008)	(229)	(1,237)
Commodities	278	(6)	(14)	(20)
Indices	30,554	(168)	22	(146)
Interbank market	23,574	(31)	31	-
Foreign currency	27,774	(719)	247	(472)
Fixed rate	77	(2)	-	(2)
Securities	6,347	(73)	(495)	(568)
Other	84	(9)	(20)	(29)
Commitments to sell – short position	776,771	(1,253)	(303)	(1,556)
Commodities	222	(8)	4	(4)
Indices	737,942	(505)	(249)	(754)
Interbank market	8,722	(18)	(86)	(104)
Foreign currency	23,833	(549)	104	(445)
Fixed rate	41	(1)	1	-
Securities	5,998	(172)	(77)	(249)
Other	13	-	-	-

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Forward operations (onshore)	9,954	639	-	639
Purchases receivable	1,654	1,861	-	1,861
Floating rate	499	499	-	499
Fixed rate	1,130	1,337	-	1,337
Securities	25	25	-	25
Purchases payable	-	(1,644)	-	(1,644)
Floating rate	-	(499)	-	(499)
Fixed rate	-	(1,145)	-	(1,145)
Sales receivable	737	5,049	1	5,050
Indices	31	31	-	31
Floating rate	-	1,873	-	1,873
Fixed rate	-	2,447	-	2,447
Securities	706	698	1	699
Sales deliverable	7,563	(4,627)	(1)	(4,628)
Interbank market	3,261	-	-	-
Floating rate	1,874	(1,873)	(1)	(1,874)
Fixed rate	2,428	(2,754)	-	(2,754)
Credit derivatives	10,110	(30)	109	79
Asset position	5,831	38	99	137
Indices	6	1	-	1
Foreign currency	3,588	15	28	43
Fixed rate	89	-	2	2
Securities	1,744	20	59	79
Other	404	2	10	12
Liability position	4,279	(68)	10	(58)
Indices	761	(7)	(1)	(8)
Foreign currency	2,582	(40)	9	(31)
Securities	765	(20)	4	(16)
Other	171	(1)	(2)	(3)
NDF - Non Deliverable Forward	252,628	(948)	153	(795)
Asset position	119,312	2,781	169	2,950
Commodities	81	6	1	7
Indices	1	-	-	-
Foreign currency	119,230	2,775	168	2,943
Liability position	133,316	(3,729)	(16)	(3,745)
Commodities	175	(14)	-	(14)
Indices	249	(6)	-	(6)
Foreign currency	132,880	(3,708)	(16)	(3,724)
Securities	12	(1)	-	(1)
Check of swap	955	(73)	19	(54)
Asset position - Foreign currency	514	-	68	68
Liability position - Interbank market	441	(73)	(49)	(122)
Other derivative financial instruments	4,225	90	(62)	28
Asset position	2,464	100	(8)	92
Foreign currency	126	-	2	2
Fixed rate	1,792	99	(18)	81
Securities	388	1	5	6
Other	158	-	3	3
Liability position	1,761	(10)	(54)	(64)
Foreign currency	35	(7)	5	(2)
Fixed rate	83	(1)	(2)	(3)
Securities	1,285	(2)	(47)	(49)
Other	358	-	(10)	(10)
	Asset	16,180	6,663	22,843
	Liability	(20,812)	(5,934)	(26,746)
	Total	(4,632)	729	(3,903)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2017
Futures contracts	187,771	152,660	87,819	179,730	607,980
Swaps contracts - difference payable	29,734	96,849	86,922	368,439	581,944
Options	418,679	290,491	457,164	681,495	1,847,829
Forwards (onshore)	6,997	1,933	1,024	-	9,954
Credit derivatives	-	510	1,230	8,370	10,110
NDF - Non Deliverable Forward	63,446	136,650	39,109	13,423	252,628
Check of swap	-	293	-	662	955
Other derivative financial instruments	-	474	851	2,900	4,225

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Futures contracts (*)	666,927	61	66	127
Purchase commitments	200,752	(237)	86	(151)
Commodities	147	-	-	-
Indices	47,295	(213)	3	(210)
Interbank market	109,649	1	-	1
Foreign currency	31,141	(25)	83	58
Securities	12,520	-	-	-
Commitments to sell	466,175	298	(20)	278
Commodities	284	-	-	-
Indices	169,930	306	(1)	305
Interbank market	213,991	(11)	1	(10)
Foreign currency	70,719	3	(22)	(19)
Fixed rate	941	-	2	2
Securities	10,275	-	-	-
Other	35	-	-	-
Swap contracts		(4,446)	1,767	(2,679)
Asset position	471,221	6,602	3,940	10,542
Commodities	5	-	-	-
Indices	196,505	794	456	1,250
Interbank market	47,210	1,897	7	1,904
Foreign currency	13,582	1,136	(1)	1,135
Floating rate	38,262	(21)	1,471	1,450
Fixed rate	175,609	2,795	2,007	4,802
Securities	12	-	-	-
Other	36	1	-	1
Liability position	475,667	(11,048)	(2,173)	(13,221)
Commodities	131	-	-	-
Indices	147,560	(2,729)	(2,115)	(4,844)
Interbank market	36,554	(328)	(68)	(396)
Foreign currency	21,156	(915)	17	(898)
Floating rate	36,438	(140)	(1,204)	(1,344)
Fixed rate	233,780	(6,926)	1,195	(5,731)
Securities	20	(10)	2	(8)
Other	28	-	-	-
Option contracts	583,527	(2,108)	2,348	240
Purchase commitments – long position	163,069	1,490	(625)	865
Commodities	404	16	1	17
Indices	99,978	111	(8)	103
Interbank market	1,247	1	20	21
Foreign currency	45,106	1,205	(835)	370
Fixed rate	11	-	-	-
Securities	16,254	150	187	337
Other	69	7	10	17
Commitments to sell – long position	142,234	1,713	2,214	3,927
Commodities	162	4	5	9
Indices	92,088	106	(9)	97
Interbank market	7,533	6	(2)	4
Foreign currency	33,078	1,348	2,101	3,449
Fixed rate	145	6	(3)	3
Securities	9,211	243	122	365
Other	17	-	-	-
Purchase commitments – short position	129,392	(2,674)	1,721	(953)
Commodities	239	(3)	(8)	(11)
Indices	83,283	(161)	29	(132)
Interbank market	95	-	-	-
Foreign currency	39,900	(2,447)	1,875	(572)
Fixed rate	94	(1)	-	(1)
Securities	5,599	(54)	(166)	(220)
Other	182	(8)	(9)	(17)
Commitments to sell – short position	148,832	(2,637)	(962)	(3,599)
Commodities	268	(17)	(3)	(20)
Indices	104,268	(137)	51	(86)
Interbank market	3,438	(10)	2	(8)
Foreign currency	34,132	(2,258)	(884)	(3,142)
Fixed rate	28	(1)	-	(1)
Securities	6,681	(214)	(128)	(342)
Other	17	-	-	-

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Forwards operations (onshore)	13,429	1,446	(5)	1,441
Purchases receivable	1,186	1,240	(5)	1,235
Floating rate	546	545	1	546
Fixed rate	395	450	-	450
Securities	245	245	(6)	239
Purchases payable	-	(971)	-	(971)
Floating rate	-	(545)	-	(545)
Fixed rate	-	(421)	-	(421)
Securities	-	(5)	-	(5)
Sales receivable	8,139	3,734	2	3,736
Interbank market	4,396	8	-	8
Floating rate	300	300	-	300
Fixed rate	2,250	2,257	-	2,257
Securities	1,193	1,169	2	1,171
Sales deliverable	4,104	(2,557)	(2)	(2,559)
Interbank market	4,104	-	(2)	(2)
Floating rate	-	(300)	-	(300)
Fixed rate	-	(2,257)	-	(2,257)
Credit derivatives	12,100	-	34	34
Asset position	5,306	190	(9)	181
Foreign currency	3,876	188	(56)	132
Fixed rate	114	-	2	2
Securities	1,161	2	41	43
Other	155	-	4	4
Liability position	6,794	(190)	43	(147)
Foreign currency	5,487	(189)	70	(119)
Fixed rate	33	(1)	-	(1)
Securities	974	-	(21)	(21)
Other	300	-	(6)	(6)
NDF - Non Deliverable Forward	250,775	472	162	634
Asset position	134,049	3,283	176	3,459
Commodities	206	18	1	19
Indices	148	9	-	9
Foreign currency	133,693	3,256	175	3,431
Securities	2	-	-	-
Liability position	116,726	(2,811)	(14)	(2,825)
Commodities	244	(27)	2	(25)
Indices	27	-	-	-
Foreign currency	116,437	(2,784)	(16)	(2,800)
Securities	18	-	-	-
Check of swap	1,493	(326)	61	(265)
Asset position - Foreign currency	923	18	70	88
Liability position - Interbank market	570	(344)	(9)	(353)
Other derivative financial instruments	4,217	45	(44)	1
Asset position	2,569	48	23	71
Foreign currency	148	(3)	8	5
Fixed rate	1,174	48	(5)	43
Securities	940	3	14	17
Other	307	-	6	6
Liability position	1,648	(3)	(67)	(70)
Commodities	2	-	-	-
Foreign currency	84	-	(32)	(32)
Fixed rate	81	(1)	(1)	(2)
Securities	1,317	(2)	(30)	(32)
Other	164	-	(4)	(4)
	Asset	18,379	5,852	24,231
	Liability	(23,235)	(1,463)	(24,698)
	Total	(4,856)	4,389	(467)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016
Futures contracts	184,309	221,487	50,749	210,382	666,927
Swaps contracts - difference payable	17,588	67,405	50,000	329,626	464,619
Options	191,242	191,998	175,220	25,067	583,527
Forwards (onshore)	9,197	4,230	2	-	13,429
Credit derivatives	-	1,233	1,098	9,769	12,100
NDF - Non Deliverable Forward	63,764	124,695	42,700	19,616	250,775
Check of swap	-	180	913	400	1,493
Other derivative financial instruments	32	579	418	3,188	4,217

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2017
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures contracts - B3	158	0.7	153	11	(2)	(3)	38	(39)
Swaps – difference receivable	9,190	40.2	189	187	327	744	1,661	6,082
B3	1,161	5.1	63	26	39	109	95	829
Companies	2,834	12.4	66	40	95	245	400	1,988
Financial institutions	4,647	20.3	59	121	192	237	1,010	3,028
Individuals	548	2.4	1	-	1	153	156	237
Option premiums	3,337	14.6	430	440	353	955	865	294
B3	1,715	7.5	374	274	96	515	396	60
Companies	580	2.6	27	45	64	117	210	117
Financial institutions	1,039	4.5	29	121	192	321	259	117
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	6,911	30.3	6,529	293	46	43	-	-
B3	755	3.3	386	281	46	42	-	-
Companies	6,156	27.0	6,143	12	-	1	-	-
Credit derivatives - financial Institutions	137	0.6	-	-	1	8	21	107
NDF - Non Deliverable Forward	2,950	12.9	677	717	624	610	166	156
B3	644	2.8	195	166	194	89	-	-
Companies	819	3.6	184	238	165	120	68	44
Financial institutions	1,485	6.5	298	313	264	400	98	112
Individuals	2	0.0	-	-	1	1	-	-
Check of swap - Companies	68	0.3	-	-	6	-	-	62
Other	92	0.4	-	-	-	3	5	84
Companies	11	0.0	-	-	-	2	3	6
Financial institutions	81	0.4	-	-	-	1	2	78
Total (*)	22,843	100.0	7,978	1,648	1,355	2,360	2,756	6,746
% per maturity term			34.9	7.2	5.9	10.3	12.1	29.6

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 13,341 refers to current and R$ 9,502 to non-current.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2016
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures	127	0.5	85	51	13	(18)	(6)	2
B3	128	0.5	85	52	13	(18)	(6)	2
Financial institutions	(1)	0.0	-	(1)	-	-	-	-
Swaps – difference receivable	10,542	43.5	828	723	585	659	1,497	6,250
B3	1,417	5.8	178	156	218	58	206	601
Companies	4,585	18.9	322	354	227	390	764	2,528
Financial institutions	4,256	17.6	319	197	122	196	447	2,975
Individuals	284	1.2	9	16	18	15	80	146
Option premiums	4,792	19.7	354	582	759	1,540	1,397	160
B3	1,679	6.9	144	209	182	1,075	41	28
Companies	507	2.1	23	19	88	134	188	55
Financial institutions	2,603	10.7	187	354	488	329	1,168	77
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	4,971	20.6	3,947	735	287	2	-	-
B3	1,418	5.9	427	703	286	2	-	-
Companies	2,783	11.5	2,750	32	1	-	-	-
Financial institutions	770	3.2	770	-	-	-	-	-
Credit derivatives - financial institutions	181	0.7	-	-	3	5	13	160
NDF - Non Deliverable Forward	3,459	14.3	601	1,252	444	579	245	338
B3	305	1.3	82	123	56	44	-	-
Companies	1,243	5.1	185	344	216	231	200	67
Financial institutions	1,908	7.9	333	783	172	304	45	271
Individuals	3	0.0	1	2	-	-	-	-
Check of swap - Companies	88	0.4	-	-	35	53	-	-
Other	71	0.3	-	-	1	6	13	51
Companies	29	0.1	-	-	-	5	8	16
Financial institutions	42	0.2	-	-	1	1	5	35
Total (*)	24,231	100.0	5,815	3,343	2,127	2,826	3,159	6,961
% per maturity term			24.0	13.8	8.8	11.7	13.0	28.7

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 14,111 refers to current and R$ 10,120 to non-current.

F-48

	12/31/2017
	Fair value	%	0 - 30 days	31 – 90 days	91 – 180 days	181 – 365 days	366 – 720 days	Over 720 days
Liabilities
Swaps – Difference payable	(13,692)	51.2	(65)	(202)	(451)	(1,711)	(3,747)	(7,516)
B3	(1,515)	5.7	(3)	(17)	(29)	(128)	(211)	(1,127)
Companies	(2,251)	8.4	(24)	(77)	(224)	(347)	(497)	(1,082)
Financial institutions	(5,585)	20.9	(30)	(97)	(184)	(203)	(1,270)	(3,801)
Individuals	(4,341)	16.2	(8)	(11)	(14)	(1,033)	(1,769)	(1,506)
Option premiums	(2,793)	10.4	(332)	(174)	(304)	(821)	(889)	(273)
B3	(1,286)	4.8	(279)	(49)	(102)	(412)	(429)	(15)
Companies	(672)	2.5	(25)	(44)	(99)	(140)	(247)	(117)
Financial institutions	(829)	3.1	(28)	(81)	(101)	(268)	(210)	(141)
Individuals	(6)	0.0	-	-	(2)	(1)	(3)	-
Forwards (onshore) - Companies	(6,272)	23.5	(6,272)	-	-	-	-	-
Credit derivatives - Financial institutions	(58)	0.2	-	-	(1)	(2)	(7)	(48)
NDF - Non Deliverable Forward	(3,745)	14.0	(927)	(735)	(547)	(785)	(225)	(526)
B3	(638)	2.4	(289)	(134)	(155)	(60)	-	-
Companies	(750)	2.8	(145)	(266)	(128)	(131)	(50)	(30)
Financial institutions	(2,356)	8.8	(493)	(335)	(263)	(594)	(175)	(496)
Individuals	(1)	0.0	-	-	(1)	-	-	-
Check of swap - Companies	(122)	0.5	-	-	(73)	-	-	(49)
Other - Companies	(64)	0.2	-	(2)	(2)	(6)	(9)	(45)
Total (*)	(26,746)	100.0	(7,596)	(1,113)	(1,378)	(3,325)	(4,877)	(8,457)
% per maturity term			28.4	4.2	5.2	12.4	18.2	31.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (13,412) refers to current and R$ (13,334) to non-current.

F-49

	12/31/2016
	Fair value	%	0 - 30 days	31 – 90 days	91 – 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Swaps – difference payable	(13,221)	53.4	(461)	(228)	(742)	(732)	(2,352)	(8,706)
B3	(1,614)	6.5	(304)	(75)	(124)	(97)	(125)	(889)
Companies	(2,531)	10.2	(67)	(32)	(90)	(248)	(573)	(1,521)
Financial institutions	(4,106)	16.6	(79)	(103)	(128)	(311)	(554)	(2,931)
Individuals	(4,970)	20.1	(11)	(18)	(400)	(76)	(1,100)	(3,365)
Option premiums	(4,552)	18.5	(837)	(659)	(516)	(713)	(1,116)	(711)
B3	(1,437)	5.8	(524)	(216)	(201)	(455)	(30)	(11)
Companies	(631)	2.6	(48)	(28)	(103)	(170)	(200)	(82)
Financial institutions	(2,463)	10.0	(265)	(414)	(208)	(81)	(882)	(613)
Individuals	(21)	0.1	-	(1)	(4)	(7)	(4)	(5)
Forwards (onshore)	(3,530)	14.3	(3,530)	-	-	-	-	-
B3	(6)	0.0	(6)	-	-	-	-	-
Companies	(2,754)	11.2	(2,754)	-	-	-	-	-
Financial institutions	(770)	3.1	(770)	-	-	-	-	-
Credit derivatives - Financial institutions	(147)	0.6	-	-	-	(2)	(10)	(135)
NDF - Non Deliverable Forward	(2,825)	11.5	(466)	(881)	(527)	(299)	(99)	(553)
B3	(259)	1.0	(102)	(76)	(41)	(40)	-	-
Companies	(648)	2.6	(166)	(158)	(124)	(129)	(37)	(34)
Financial institutions	(1,916)	7.9	(198)	(647)	(360)	(130)	(62)	(519)
Individuals	(2)	0.0	-	-	(2)	-	-	-
Check of swap - Companies	(353)	1.4	-	-	-	(214)	(139)	-
Other - Companies	(70)	0.3	-	(1)	(1)	(1)	(10)	(57)
Total (*)	(24,698)	100.0	(5,294)	(1,769)	(1,786)	(1,961)	(3,726)	(10,162)
% per maturity term			21.4	7.2	7.2	7.9	15.1	41.2

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (10,810) refers to current and R$ (13,888) to non-current.

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps.

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

	12/31/2017
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	6,416	1,200	2,412	2,804	-
Total by instrument	6,416	1,200	2,412	2,804	-
By risk rating
Investment grade	1,416	449	347	620	-
Below investment grade	5,000	751	2,065	2,184	-
Total by risk	6,416	1,200	2,412	2,804	-
By reference entity
Brazilian government	3,597	406	1,671	1,520	-
Government – abroad	329	144	90	95	-
Private entities	2,490	650	651	1,189	-
Total by entity	6,416	1,200	2,412	2,804	-

	12/31/2016
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,094	1,989	3,487	2,585	33
Total by instrument	8,094	1,989	3,487	2,585	33
By risk rating
Investment grade	1,854	564	974	283	33
Below investment grade	6,240	1,425	2,513	2,302	-
Total by risk	8,094	1,989	3,487	2,585	33
By reference entity
Brazilian government	5,163	1,291	1,806	2,066	-
Government – abroad	529	81	413	35	-
Private entities	2,402	617	1,268	484	33
Total by entity	8,094	1,989	3,487	2,585	33

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

	12/31/2017
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,416)	3,694	(2,722)
Total	(6,416)	3,694	(2,722)

	12/31/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,094)	4,006	(4,088)
Total	(8,094)	4,006	(4,088)

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2017
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	244,707	-	244,707	(575)	-	244,132
Derivatives	22,843	-	22,843	(3,138)	-	19,705

	12/31/2016
	Gross amount of		Net amount of financial assets	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	265,051	-	265,051	(334)	-	264,717
Derivatives	24,231	-	24,231	(4,039)	(540)	19,652

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2017
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	312,634	-	312,634	(14,489)	-	298,145
Derivatives	26,746	-	26,746	(3,138)	(452)	23,156

	12/31/2016
	Gross amount of		Net amount of financial liabilities	Related amounts not offset in the statement of financial
	recognized	Gross amount offset in the	presented in the statement of	position (2)
	financial liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	349,164	-	349,164	(17,829)	-	331,335
Derivatives	24,698	-	24,698	(4,039)	-	20,659

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements;

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

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at B3 and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Brazilian Reais and US Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in US Dollars, issued by one of our subsidiaries, DDI Futures contracts and Dollar Purchase Options, traded on B3, related to highly probable forecast transactions denominated in US Dollars and NDF (Non Deliverable Forward) and currency swap, contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

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

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of highly probable forecast transactions: to protect the payment cash flow of contractual agreements in foreign currency related to the volatility risk of foreign exchange rate;
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate;
•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*;
•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange;
•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate;
•	Hedge of asset-backed securities under repurchase agreements: changes in cash flows from interest received on changes in Selic (benchmark interest rate).

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

All hedge relationships were designated between 2008 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid / received daily;
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates;
•	Hedge of Syndicated Loan: interest paid / received daily;
•	Hedge of asset transactions: interest paid / received monthly;
•	Hedge of assets denominated in UF: interest received monthly;
•	Hedge of funding: interest paid monthly;
•	Hedge of loan operations: interest received monthly;
•	Hedge of redeemable preferred shares: interest paid / received every monthly.

Following we present gains (or losses) of the effective and ineffective of the strategies of cash flow hedge.

F-54

	12/31/2017		12/31/2016
	Accumulated		Accumulated
Hedge instruments	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate futures	(2,127)	152	(2,051)	10
Foreign exchange option	(6)	-	-	-
Interest rate swap	(31)	7	(27)	(2)
Total	(2,164)	159	(2,078)	8

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts and Dollar Purchase Options, traded on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market.

At 12/31/2017, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (1,750) (R$ 130 at 12/31/2016).

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

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

Hedge relationships were designated in 2011 and 2017 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Following we present gains (or losses) of the effective and ineffective of the strategies of Hedge of net investment in foreign operations:

	12/31/2017		12/31/2016
	Accumulated		Accumulated
Hedge instrument	effective portion	Ineffective portion	effective portion	Ineffective portion
DDI futures	(7,501)	(41)	(7,490)	(51)
Forward	623	38	683	(48)
NDF	1,411	9	2,312	(35)
Financial assets	(40)	(2)	43	2
Total	(5,507)	5	(4,452)	(132)

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

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed operations expressed in Chilean Unit of Account - CLF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London, and Colombia, respectively.

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

Hedge relationships were designated between 2012 and 2017, and maturities of related swaps will occur between 2018 and 2035. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of fair value hedge.

	12/31/2017		12/31/2016
	Accumulated		Accumulated
Hedge instrument used	effective portion	Ineffective portion	effective portion	Ineffective portion
Interest rate swap	105	(6)	(90)	(6)
Total	105	(6)	(90)	(6)

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

The tables below present, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the carrying amount of the hedged item:

	12/31/2017			12/31/2016
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value adjustments	Carrying value	Notional amount	Fair value adjustments	Carrying value
Hedge of deposits and repurchase agreements	62,667	(32)	62,667	83,068	(8)	83,580
Hedge of syndicated loan (Cash flow)	-	-	-	6,844	(46)	6,844
Hedge of highly probable forecast transactions	232	2	219	-	-	-
Hedge of net investment in foreign operations (*)	22,701	49	13,074	21,449	221	12,330
Hedge of loan operations (Market risk)	5,977	52	5,977	2,692	(91)	2,692
Hedge of loan operations (Cash flow)	1,124	14	1,124	1,121	15	1,121
Hedge of funding (Market risk)	12,157	(114)	12,157	8,659	9	8,659
Hedge of funding (Cash flow)	6,444	(16)	6,444	4,273	(22)	4,273
Hedge of syndicated loan (Market risk)	794	0	794	-	-	-
Hedge of assets transactions	23,919	2	23,490	24,168	312	26,495
Hedge of Asset-backed securities under repurchase agreements	31,855	11	31,099	2,546	24	2,524
Hedge of assets denominated in UF	15,227	(28)	15,227	13,147	(20)	13,147
Hedge of available-for-sale securities	482	34	482	472	(14)	472
Total	183,579	(26)	172,754	168,439	380	162,137

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	31,471	11,205	6,210	12,125	-	1,656	-	62,667
Hedge of highly probable forecast transactions	162	70	-	-	-	-	-	232
Hedge of net investment in foreign operations (*)	22,701	-	-	-	-	-	-	22,701
Hedge of loan operations (Market risk)	268	143	628	1,502	1,335	642	1,459	5,977
Hedge of loan operations (Cash flow)	-	-	27	157	75	865	-	1,124
Hedge of funding (Market risk)	2,399	3,669	799	218	348	2,099	2,625	12,157
Hedge of funding (Cash flow)	1,646	749	1,026	884	525	1,614	-	6,444
Hedge of syndicated loan (Market risk)	794	-	-	-	-	-	-	794
Hedge of assets transactions	16,726	5,940	-	1,253	-	-	-	23,919
Hedge of Asset-backed securities under repurchase agreements	251	25,209	3,956	1,349	-	1,090	-	31,855
Hedge of assets denominated in UF	12,352	2,822	-	53	-	-	-	15,227
Hedge of available-for-sale securities	-	-	223	-	-	259	-	482
Total	88,770	49,807	12,869	17,541	2,283	8,225	4,084	183,579

(*) Classified as current, since instruments are frequently renewed.

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	32,132	28,616	10,188	5,646	6,070	416	-	83,068
Hedge of syndicated loan (Cash flow)	6,844	-	-	-	-	-	-	6,844
Hedge of net investment in foreign operations (*)	21,449	-	-	-	-	-	-	21,449
Hedge of loan operations (Cash flow)	123	-	-	24	141	833	-	1,121
Hedge of assets transactions	4,627	13,719	4,890	-	932	-	-	24,168
Hedge of assets denominated in UF	8,940	2,598	1,558	-	51	-	-	13,147
Hedge of funding (Cash flow)	121	1,485	73	536	774	1,284	-	4,273
Hedge of Asset-backed securities under repurchase agreements	-	-	1,465	918	163	-	-	2,546
Hedge of loan operations (Market risk)	189	422	63	29	93	335	1,561	2,692
Hedge of available-for-sale securities	-	-	-	218	-	254	-	472
Hedge of funding (Market risk)	1,266	2,460	3,433	701	72	488	239	8,659
Total	75,691	49,300	21,670	8,072	8,296	3,610	1,800	168,439

(*) Classified as current, since instruments are frequently renewed.

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2017			12/31/2016
	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value
Investment funds	301	-	301	42	-	42
Brazilian external debt bonds (1b)	12,480	310	12,790	14,465	(400)	14,065
Brazilian government securities (1a)	25,623	866	26,489	17,652	286	17,938
Government securities – abroad (1c)	24,508	(118)	24,390	14,488	(16)	14,472
Colombia	3,316	30	3,346	1,105	50	1,155
Chile	9,714	(4)	9,710	5,832	12	5,844
Korea	1,944	-	1,944	2,673	-	2,673
Denmark	1,951	-	1,951	819	-	819
Spain	2,936	-	2,936	923	-	923
United States	1,585	(18)	1,567	1,446	(19)	1,427
Netherlands	-	-	-	101	-	101
Mexico	559	(15)	544	-	-	-
Paraguay	1,915	(115)	1,800	1,167	(56)	1,111
Uruguay	588	4	592	413	(2)	411
Other	-	-	-	9	(1)	8
Corporate securities (1d)	38,657	(343)	38,314	42,176	(416)	41,760
Shares	1,713	630	2,343	1,020	365	1,385
Rural product note	2,858	(30)	2,828	1,477	(52)	1,425
Bank deposit certificates	803	-	803	2,639	2	2,641
Securitized real estate loans	1,743	19	1,762	2,150	(55)	2,095
Debentures	21,737	(991)	20,746	21,863	(693)	21,170
Eurobonds and others	5,551	25	5,576	7,671	44	7,715
Financial bills	619	-	619	2,822	(6)	2,816
Promissory notes	3,246	(2)	3,244	2,191	(18)	2,173
Other	387	6	393	343	(3)	340
Total (2)	101,569	715	102,284	88,823	(546)	88,277

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 14,877 (R$ 9,120 at 12/31/2016), b) R$ 11,892 (R$ 3,240 at 12/31/2016), c) R$ 37 and d) R$ 6,865 (R$ 5,075 at 12/31/2016), totaling R$ 33,671 (R$ 17,435 at 12/31/2016);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	25,519	26,107	23,516	23,636
Non-stated maturity	2,030	2,659	1,010	1,375
Up to one year	23,489	23,448	22,506	22,261
Non-current	76,050	76,177	65,307	64,641
From one to five years	44,780	44,722	39,149	38,969
From five to ten years	17,521	17,439	12,521	12,329
After ten years	13,749	14,016	13,637	13,343
Total	101,569	102,284	88,823	88,277

Note 11 - Held-to-maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2017	12/31/2016
	Amortized cost	Amortized cost
Corporate securities	13,376	14,977
Brazilian external debt bonds (1)	9,073	12,042
Brazilian government securities	13,650	12,937
Government securities – abroad	461	539
Colombia	448	526
Uruguay	13	13
Total (2)	36,560	40,495

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were R$ 974 (R$ 11,778 at 12/31/2016).

(2) In the period, there was no reclassification of held-to-maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 2,896 (R$ 3,788 from 01/01 to 12/31/2016 and R$ 3,758 from 01/01 to 12/31/2015).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of held-to-maturity financial assets by maturity is as follows:

	12/31/2017	12/31/2016
	Amortized cost	Amortized cost
Current	10,296	2,498
Up to one year	10,296	2,498
Non-current	26,264	37,997
From one to five years	9,437	19,376
From five to ten years	10,243	10,957
After ten years	6,584	7,664
Total	36,560	40,495

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2017	12/31/2016

Individuals	190,153	183,147
Credit card	66,650	59,022
Personal loan	25,193	25,813
Payroll loans	44,419	44,636
Vehicles	14,083	15,434
Mortgage loans	39,808	38,242

Corporate	107,617	121,754

Small and medium businesses	59,453	58,935

Foreign loans - Latin America	136,144	126,530
Total loan operations and lease operations	493,367	490,366

Allowance for loan and lease losses	(27,895)	(26,972)

Total loan operations and lease operations, net of allowance for loan and lease losses	465,472	463,394

By maturity	12/31/2017	12/31/2016
Overdue as from 1 day	17,622	16,843
Falling due up to 3 months	127,402	130,313
Falling due more than 3 months but less than 1 year	116,089	112,923
Falling due after 1 year	232,254	230,287

Total loan operations and lease operations	493,367	490,366

By concentration	12/31/2017	12/31/2016
Largest debtor	4,078	3,543
10 largest debtors	20,365	21,609
20 largest debtors	30,761	32,720
50 largest debtors	50,089	52,992
100 largest debtors	69,427	72,441

The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,725, R$ 2,017 e R$ 1,882 in interest and similar income as of 12/31/2017, 12/31/2016 and 12/31/2015 respectively, with the same impact on the allowance for loan and lease losses expenses.

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2016	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2017
Individuals	14,259	(12,538)	11,271	12,992
Credit card	3,693	(4,252)	4,028	3,469
Personal loans	7,756	(6,412)	5,500	6,844
Payroll loans	2,108	(1,357)	1,331	2,082
Vehicles	644	(476)	382	550
Mortgage loans	58	(41)	30	47
Corporate	5,862	(1,648)	2,744	6,958
Small and medium businesses	4,743	(4,168)	3,244	3,819
Foreign loans - Latin America	2,108	(1,469)	3,487	4,126
Total	26,972	(19,823)	20,746	27,895

Composition of the carrying amount by class of assets	Opening balance 12/31/2015	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2016
Individuals	14,717	(13,682)	13,224	14,259
Credit card	4,141	(4,905)	4,457	3,693
Personal loans	8,330	(6,745)	6,171	7,756
Payroll loans	1,319	(1,273)	2,062	2,108
Vehicles	874	(709)	479	644
Mortgage loans	53	(50)	55	58
Corporate	6,459	(4,985)	4,388	5,862
Small and medium businesses	4,809	(4,267)	4,201	4,743
Foreign loans - Latin America	859	(1,317)	2,566	2,108
Total	26,844	(24,251)	24,379	26,972

Composition of the carrying amount by class of assets	Opening balance 12/31/2014	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2015
Individuals	13,385	(11,235)	12,567	14,717
Credit card	3,740	(4,055)	4,456	4,141
Personal loans	7,024	(5,221)	6,527	8,330
Payroll loans	1,107	(622)	834	1,319
Vehicles	1,469	(1,294)	699	874
Mortgage loans	45	(43)	51	53
Corporate	3,114	(4,321)	7,666	6,459
Small and medium businesses	5,158	(3,981)	3,632	4,809
Foreign loans - Latin America	735	(528)	652	859
Total	22,392	(20,065)	24,517	26,844

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	12/31/2017	12/31/2016
Public sector	4	5
Industry and commerce	4,634	5,253
Services	6,835	5,237
Natural resources	824	872
Other sectors	629	19
Individuals	14,969	15,586
Total	27,895	26,972

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant or, in aggregate, for financial assets that are not individually significant (Note 2.4d X).

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2017						12/31/2016
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	14,615	6,509	93,002	449	107,617	6,958	14,138	5,351	107,616	511	121,754	5,862

II- Collectively
evaluated

Individuals	9,842	6,091	180,311	6,901	190,153	12,992	10,763	6,756	172,384	7,503	183,147	14,259
Credit card	3,421	2,040	63,229	1,429	66,650	3,469	3,512	2,150	55,510	1,543	59,022	3,693
Personal loans	4,058	2,777	21,135	4,067	25,193	6,844	4,837	3,302	20,976	4,454	25,813	7,756
Payroll loans	1,470	973	42,949	1,109	44,419	2,082	1,431	954	43,205	1,154	44,636	2,108
Vehicles	476	278	13,607	272	14,083	550	591	326	14,843	318	15,434	644
Mortgage loans	417	23	39,391	24	39,808	47	392	24	37,850	34	38,242	58

Small and medium businesses	2,895	1,904	56,558	1,915	59,453	3,819	3,646	2,523	55,289	2,220	58,935	4,743

Foreign loans - Latin America	2,665	1,409	133,479	2,717	136,144	4,126	1,770	727	124,760	1,381	126,530	2,108

Total	30,017	15,913	463,350	11,982	493,367	27,895	30,317	15,357	460,049	11,615	490,366	26,972

(*) As detailed in Note 2.4d X, the majority of Large Companies’ credits with objective evidence of impairment are individually evaluated. Credits without objective evidence of impairment are collectively evaluated, in accordance with the characteristics of the operations.

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2017
	Minimum future	Future financial	Present
	payments	income	value
Current	3,292	(1,898)	1,394
Up to 1 year	3,292	(1,898)	1,394
Non-current	9,223	(2,859)	6,364
From 1 to 5 years	5,334	(2,803)	2,531
Over 5 years	3,889	(56)	3,833
Total	12,515	(4,757)	7,758

	12/31/2016
	Minimum future	Future financial	Present
	payments	income	value
Current	3,572	(1,636)	1,936
Up to 1 year	3,572	(1,636)	1,936
Non-current	9,726	(2,955)	6,771
From 1 to 5 years	5,741	(2,778)	2,963
Over 5 years	3,985	(177)	3,808
Total	13,298	(4,591)	8,707

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 317 (R$ 254 at 12/31/2016).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2017 and December 31, 2016:

	12/31/2017				12/31/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Companies – working capital	2,651	2,651	2,570	2,570	2,768	2,768	2,768	2,768
Companies - loan (2)	-	-	4	4	-	-	8	8
Individuals - vehicles (2)	-	-	2	2	-	-	4	4
Individuals – mortgage loan	2,460	2,405	2,453	2,390	3,061	2,960	3,055	2,944
Total	5,111	5,056	5,029	4,966	5,829	5,728	5,835	5,724

(1) Under Interbank Market Debt.

(2) Assignment of operations that had already been written down to losses

Note 13 - Investments in associates and joint ventures

a)	The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 12/31/2017		12/31/2017
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value (h)

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,744	39	795	2,783	327	3,571
BSF Holding S.A. (c)	49.00	49.00	2,097	1	233	1,610	109	-
IRB-Brasil Resseguros S.A. (a) (d) (e)	11.20	11.20	3,550	(19)	987	402	130	-
Other (f)	-	-	-	-	-	172	10	-
Joint Ventures - Other (g)	-	-	-	-	-	204	(28)	-
Total	-	-	-	-	-	5,171	548	-

	Interest % at 12/31/2016		12/31/2016						12/31/2015
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Equity in earnings	Market value (h)	Equity in earnings

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,251	26	293	2,587	241	2,644	289
BSF Holding S.A. (c)	49.00	49.00	2,067	(1)	396	1,687	194	-	219
IRB-Brasil Resseguros S.A. (a) (d) (e)	15.01	15.01	3,230	(17)	745	478	109	-	102
Other (f)	-	-	-	-	-	114	13	-	12
Joint Ventures - Other (g)	-	-	-	-	-	207	(29)	-	(2)
Total	-	-	-	-	-	5,073	528	-	620

(a) For purpose of recording the participation in earnings, at 12/31/2017 the position at 11/30/2017 was used and at 12/31/2016 the position at 11/30/2016 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 746 at 12/31/2017 and R$ 762 at 12/31/2016 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 582 to goodwill on 12/31/2017.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) Investments partially sold on 07/28/2017 and 08/28/2017.

(f) At 12/31/2017, includes interest in total capital and voting capital of the following companies: Gestora de Inteligência de Crédito S.A (20% total and voting capital),Compañia Uruguaya de Medios de Procesamiento S.A. (35.83% total and voting capital and 39.58% on 12/31/2016), Rias Redbanc S.A. (25% total and voting capital and 25% on 12/31/2016), Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital on 12/31/2016) and Tecnologia Bancária S.A. (28,95% total capital and voting capital and 24.92% on 12/31/2016).

(g) At 12/31/2017, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital and 50% on 12/31/2016); Conectcar Soluções de Mobilidade Eletronica S.A.(50% capital total e votante; 50% on 12/31/2016) and includes income not arising from profit subsidiaries.

(h) Disclosed only for public companies.

At 12/31/2017, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB-Brasil Resseguros S.A. in the amount of R$ 87 (R$ 104 at 12/31/2016 and R$ 73 at 12/31/2015), BSF Holding S.A in the amount of R$ 281 (R$ 62 at 12/31/2016 and R$ 58 at 12/31/2015) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 246 (R$ 222 at 12/31/2016 and R$ 240 at 12/31/2015).

b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	12/31/2017	12/31/2016	12/31/2015
Total Assets (*)	21,472	20,819	20,183
Total Liabilities (*)	11,081	11,272	11,477
Total Income (*)	12,388	14,868	22,083
Total Expenses (*)	(10,374)	(13,401)	(20,255)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,631 (R$ 14,313 at 12/31/2016 and 14,690 at 31/12/2015) related to assets, R$ 11,080 (R$ 11,083 at 12/31/2016 and R$ 11,477 em 31/12/2015) related to liabilities, R$ 11,340 (R$ 14,142 at 12/31/2016 and R$ 20,928 at 31/12/2015) related to income and of R$ (10.353) (R$ (13.397) at 12/31/2016 and R$ (20,254) em 31/12/2015) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 4 (R$ 26 at 12/31/2016).

The table below shows the total future minimum payments:

	12/31/2017	12/31/2016
Current	4	26
Up to 1 year	4	26
Non-current	-	-
From 1 to 5 years	-	-
Total future minimum payments	4	26
(-) Future interest	-	-
Present value	4	26

b)	Operating leases

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

The expenses related to operating lease agreements recognized under General and administrative expenses total R$ 1,134 from 01/01 to 12/31/2017 (R$ 1,145 from 01/01 to 12/31/2016 and R$ 1,102 from 01/01 to 12/31/2015).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2017	12/31/2016
Current	1,113	1,336
Up to 1 year	1,113	1,336
Non-current	4,310	5,402
From 1 to 5 years	3,927	4,689
Over 5 years	383	713
Total future minimum payments	5,423	6,738

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2)
Fixed Assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114
Acquisitions	302	-	-	147	7	111	294	82	943
Disposal	-	(1)	(69)	(46)	(1)	(14)	(313)	(20)	(464)
Exchange variation	-	4	5	37	15	(12)	5	1	55
Transfers	(320)	-	86	122	26	-	86	-	-
Other	(2)	(6)	(14)	87	7	(138)	64	10	8
Balance at 12/31/2017	367	1,044	3,107	2,204	1,955	1,152	8,679	1,148	19,656

Depreciation
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)
Accumulated depreciation	-	-	(80)	(211)	(154)	(104)	(910)	(105)	(1,564)
Disposal	-	-	16	29	-	6	283	19	353
Exchange variation	-	-	-	(12)	10	28	(16)	(4)	6
Other	-	-	11	(67)	(21)	29	36	(8)	(20)
Balance at 12/31/2017	-	-	(1,893)	(1,375)	(1,151)	(715)	(6,411)	(752)	(12,297)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2017	367	1,044	1,214	829	804	437	2,268	396	7,359

(1) The contractual commitments for purchase of the fixed assets totaled R$ 181 achievable by 2019 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 3 related to attached real estate.

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

(1) The contractual commitments for purchase of the fixed assets totaled R$ 48 achievable by 2017 (Note 36 - Off balance sheet).

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

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services (4)	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237
Acquisitions	345	18	1,206	350	388	2,307
Terminated agreements/ write off	(329)	(16)	-	(1)	(22)	(368)
Exchange variation	-	25	(77)	-	685	633
Other (4)	(2)	677	(398)	479	(604)	152
Balance at 12/31/2017	1,060	2,452	4,571	4,353	1,525	13,961

Amortization (2)
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)
Amortization expense	(215)	(273)	(495)	(446)	(176)	(1,605)
Terminated agreements/ write off	310	16	-	(6)	22	342
Exchange variation	-	(17)	79	-	(134)	(72)
Other (4)	(11)	3	119	(283)	58	(114)
Balance at 12/31/2017	(471)	(647)	(1,998)	(1,267)	(514)	(4,897)

Impairment (3)
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)
Additions / assumptions	-	-	-	(14)	-	(14)
Write off	19	-	-	6	-	25
Balance at 12/31/2017	-	-	(54)	(343)	-	(397)

Book value
Balance at 12/31/2017	589	1,805	2,519	2,743	1,011	8,667

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 984 achievable by 2020 (Note 36 - Off balance sheet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4i.

(4) Reclassifications were made in the balances at December 31, 2017 aiming at permitting the proper presentation of operation balances, in accordance with their respective accounting natures.

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047
Acquisitions	342	719	1,293	215	277	2,846
Terminated agreements / write off	(308)	(73)	(3)	(1)	-	(385)
Exchange variation	-	(12)	120	-	(130)	(22)
Other	7	(295)	68	-	(29)	(249)
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237

Amortization (2)
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)
Amortization expense	(261)	(263)	(429)	(280)	(298)	(1,531)
Terminated agreements / write off	306	67	1	-	-	374
Exchange variation	-	84	(107)	-	110	87
Other	-	66	24	-	246	336
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)

Impairment (3)
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)
Additions / assumptions	(1)	-	(57)	(317)	-	(375)
Reversals	-	2	3	-	-	5
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)

Book value
Balance at 12/31/2016	472	1,372	2,085	2,658	794	7,381

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 262 achievable by 2017 (Note 36 - Off balance sheet).

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

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 281 achievable by 2016 (Note 36 - Off balance sheet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4i.

Note 17 - Deposits

The table below shows the breakdown of deposits:

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	204,363	129,599	333,962	187,882	80,399	268,281
Time deposits	82,718	129,082	211,800	75,913	80,361	156,274
Interbank deposits	1,665	517	2,182	3,719	38	3,757
Savings deposits	119,980	-	119,980	108,250	-	108,250
Non-interest bearing deposits	68,976	-	68,976	61,133	-	61,133
Demand deposits	68,973	-	68,973	61,133	-	61,133
Others Deposits	3	-	3	-	-	-
Total	273,339	129,599	402,938	249,015	80,399	329,414

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2017	12/31/2016
Structured notes
Shares	58	49
Debt securities	407	470
Total	465	519

The effect of the changes in credit risk of these instruments is not significant at 12/31/2017 and 12/31/2016.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2017	12/31/2016
	Cost / Fair value	Cost / Fair value
Current - up to one year	55	134
Non-current	410	385
From one to five years	319	295
From five to ten years	50	52
After ten years	41	38
Total	465	519

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	240,808	71,826	312,634	234,569	114,595	349,164
Transactions backed by own financial assets (*)	93,955	71,826	165,781	101,400	114,595	215,995
Transactions backed by third party financial assets	146,853	-	146,853	133,169	-	133,169
Interbank market debt	73,414	56,202	129,616	75,352	60,131	135,483
Real estate credit bills	14,046	4,479	18,525	12,830	6,349	19,179
Agribusiness credit bills	7,562	7,539	15,101	9,158	6,284	15,442
Financial credit bills	13,234	14,457	27,691	5,976	13,590	19,566
Import and export financing	30,548	8,541	39,089	38,123	7,510	45,633
On-lending - domestic	7,991	16,190	24,181	9,205	20,623	29,828
Liabilities from transactions related to credit assignments (Note 12d)	33	4,996	5,029	60	5,775	5,835

(*) It includes R$ 58,837 (R$ 132,149 at 12/31/2016) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	40% of CDI to 16.93%	1.60% to 4.93%
Real estate credit bills	81% to 100% of CDI	-
Financial credit bills	IGPM to 113% of CDI	-
Agribusiness credit bills	77% to 100% of CDI	-
Import and export financing	1.4% to 6.0%	0.79% to 11%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.78% to 13.17%	-

(*) Note 2.4d presents the operations comprising Deposits received under securities repurchased agreements.Final repurchase dates are set until December 2034.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (1)	12,500	40,196	52,696	11,056	46,364	57,420
Foreign borrowing through securities	11,764	29,636	41,400	5,947	27,636	33,583
Structured Operations Certificates (2)	1,762	2,624	4,386	2,050	3,186	5,236
Total	26,026	72,456	98,482	19,053	77,186	96,239

(1) At 12/31/2017, the amount of R$ 42,687 (R$ 51,875 at 12/31/2016) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at December 31, 2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,605.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 1.1% to IGPM + 7.60%	3.8% to 10.79%
Foreign borrowing through securities	0.89% to 12.73%	1.4% to 27.54%
Structured Operations Certificates	IPCA to 16.54%	-

Note 20 - Other assets and liabilities

a)	Other assets

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	46,718	12,850	59,568	41,648	12,269	53,917
Receivables from credit card issuers	32,073	-	32,073	26,124	-	26,124
Insurance and reinsurance operations	1,224	10	1,234	1,306	14	1,320
Deposits in guarantee for contingent liabilities (Note 32)	1,520	11,892	13,412	2,118	11,144	13,262
Deposits in guarantee for foreign borrowing program	639	-	639	893	-	893
Negotiation and intermediation of securities	6,202	18	6,220	6,770	-	6,770
Receivables from reimbursement of contingent liabilities (Note 32c)	244	821	1,065	258	870	1,128
Receivables from services provided	2,842	1	2,843	2,510	-	2,510
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	1	105	106	7	234	241
Operations without credit granting characteristics	1,973	3	1,976	1,662	7	1,669
Non-financial	8,633	1,820	10,453	7,804	2,223	10,027
Prepaid expenses	2,432	643	3,075	2,101	687	2,788
Retirement plan assets (Notes 29c and d)	-	1,067	1,067	-	1,113	1,113
Sundry domestic	2,642	-	2,642	1,634	32	1,666
Premiums from loan operations	240	77	317	531	319	850
Sundry foreign	1,847	29	1,876	1,776	65	1,841
Other	1,472	4	1,476	1,762	7	1,769

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

b)	Other liabilities

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Financial	77,598	15	77,613	71,798	34	71,832
Credit card operations	71,892	-	71,892	58,920	-	58,920
Foreign exchange portfolio	197	-	197	620	-	620
Negotiation and intermediation of securities	4,606	15	4,621	10,538	-	10,538
Finance leases (Note 14a)	4	-	4	26	-	26
Funds from consortia participants	102	-	102	84	-	84
Other	797	-	797	1,610	34	1,644
Non-financial	24,381	1,980	26,361	25,968	1,142	27,110
Collection and payment of taxes and contributions	325	-	325	297	-	297
Sundry creditors - domestic	2,009	143	2,152	2,488	117	2,605
Funds in transit	8,800	989	9,789	10,214	190	10,404
Provision for sundry payments	1,721	135	1,856	2,007	203	2,210
Social and statutory	4,931	137	5,068	5,541	35	5,576
Related to insurance operations	167	-	167	224	-	224
Liabilities for official agreements and rendering of payment services	985	-	985	864	-	864
Provision for retirement plan benefits (Note 29c and e)	197	525	722	201	548	749
Personnel provision	1,496	51	1,547	1,352	49	1,401
Provision for health insurance	842	-	842	742	-	742
Provision for Citibank integration expenditures	504	-	504	-	-	-
Deferred income	2,326	-	2,326	1,975	-	1,975
Other	78	-	78	63	-	63

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank of Brazil on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

At the Meeting of the Board of Directors held on December 15, 2017, the cancellation of 31,793,105 common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve.

As a result of this last cancellation, capital is represented by 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eight per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148 (R$ 97,148 at December 31, 2016), of which R$ 65,482 (R$ 65,534 at December 31, 2016) refers to stockholders domiciled in the country and R$ 31,666 (R$ 31,614 at December 31, 2016) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

F-76

	12/31/2017
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
(-) Cancellation of Shares – Meeting of the Board of Directors December 15, 2017	(31,793,105)	-	(31,793,105)
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Purchase of shares	46,214,237	37,982,900	84,197,137	(3,089)
Exercised options – granting of stock options	-	(28,008,923)	(28,008,923)	728
Disposals – stock option plan	-	(8,118,725)	(8,118,725)	322
(-) Cancellation of Shares – Meeting of the Board of Directors December 15, 2017	(31,793,105)	-	(31,793,105)	1,178
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,743)
Outstanding shares at 12/31/2017	3,305,526,906	3,159,103,612	6,464,630,518
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007

	12/31/2016
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Purchase of shares	-	30,640,000	30,640,000	(947)
Exercised options - granting of stock options	-	(19,931,626)	(19,931,626)	315
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	433
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554

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

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 12/31/2017
Cost / market value	Common	Preferred
Minimum	37.06	33.48
Weighted average	37.06	36.25
Maximum	37.06	38.56
Treasury shares
Average cost	37.05	30.90
Market value at 12/31/2017	37.69	42.58

	01/01 to 12/31/2016
Cost / market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value at 12/31/2016	30.00	33.85

b)	Dividends

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

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	12/31/2017	12/31/2016	12/31/2015
Statutory net income	21,108	18,853	21,084
Adjustments:
(-) Legal reserve	(1,055)	(943)	(1,054)
Dividend calculation basis	20,053	17,910	20,030
Mandatory dividend	5,013	4,478	5,007
Dividends and Interest on Capital Paid / Provided for / Identified	17,558	10,000	7,305

Stockholders' compensation

	12/31/2017
	Gross	WHT	Net
Paid / prepaid	3,666	(389)	3,277
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2017	1,074	-	1,074
Interest on capital - R$ 0.3990 per share paid on 08/25/2017	2,592	(389)	2,203

Provided for (Recorded in Other Liabilities)	1,877	(140)	1,737
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2018	98	-	98
Dividends provision - R$ 0.1304 per share	843	-	843
Interest on capital - R$ 0.1445 per share, credited on 12/28/2017, paid by 04/30/2018	936	(140)	796

Identified in Revenue Reserve In Stockholders’ Equity - R$ 2.1126 per share	13,658	(1,114)	12,544

Total from 01/01 to 12/31/2017	19,201	(1,643)	17,558

	12/31/2016
	Gross	WHT	Net
Paid / prepaid	3,355	(355)	3,000
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2016	987	-	987
Interest on capital - R$ 0.3990 per share paid on 08/25/2016	2,368	(355)	2,013

Declared until 12/31/2016 (Recorded in Other Liabilities)	3,169	(461)	2,708
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2017	98	-	98
Interest on capital - R$ 0.4714 per share, credited on 12/30/2016, paid by 04/28/2017	3,071	(461)	2,610

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.7754 per share	5,050	(758)	4,292

Total from 01/01 to 12/31/2016	11,574	(1,574)	10,000

	12/31/2015
	Gross	WHT	Net
Paid / prepaid	3,002	(311)	2,691
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2015	932	-	932
Interest on capital - R$ 0.3460 per share paid on 08/25/2015	2,070	(311)	1,759

Declared until 12/31/2015 (recorded in other liabilities)	2,502	(186)	2,316
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2016	89	-	89
Interest on capital - R$ 0.1980 per share	1,173	-	1,173
Interest on capital - R$ 0.2090 per share, credited on 12/30/2015, paid on 04/30/2016	1,240	(186)	1,054

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.4564 per share	2,703	(405)	2,298

Total from 01/01 to 12/31/2015	8,207	(902)	7,305

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	12/31/2017	12/31/2016	12/31/2015
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Revenue reserves	12,214	3,158	9,782
Legal (2)	8,893	7,838	6,895
Statutory	588	1,132	9,461
Dividends equalization (3)	499	337	3,355
Working capital increase (4)	-	-	1,655
Increase in capital of investees (5)	89	795	4,451
Corporate reorganizations (Note 2.4 a III)	(10,925)	(10,862)	(9,277)
Unrealized profits (6)	13,658	5,050	2,703
Total reserves at parent company	12,499	3,443	10,067

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to Interest on capital provided for up to December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	12/31/2017	12/31/2016	01/01 to 12/31/2017	01/01 to 12/31/2016
Itaú CorpBanca (Note 3)	11,255	10,117	219	119
Itaú Corpbanca Colombia S.A. (Note 3)	1,198	1,231	(41)	22
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	327	519	92	119
Banco Itaú Consignado S.A.	-	-	-	(20)
Luizacred S.A. Soc. De Crédito, Financiamento e Investimento	294	275	69	51
Others	92	90	26	28
Total	13,166	12,232	365	319

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

From 01/01 to 12/31/2017, the accounting effect of the share-based payment in income was R$ (536) (R$ (591) from 01/01 to 12/31/2016 and R$ (734) from 01/01 to 12/31/2015).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,204,728)	41.11
Exercised	(20,485,872)	35.58	42.06
Balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 41.31
Granting 2012		30.45
Weighted average of the remaining contractual life (in years)	1.28

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25.66 - 41.69
Granting 2011-2012		30.45 - 40.72
Weighted average of the remaining contractual life (in years)	2.63

(*) Refers to non-exercise based on the beneficiary’s decision.

	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,968,681)	36.44
Exercised	(166,494)	22.11	31.24
Balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Range of exercise prices
Granting 2008-2009		23.95 - 36.62
Granting 2010-2012		21.71 - 38.90
Weighted average of the remaining contractual life (in years)	2.60

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

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 12/31/2017 (R$ 19.45 per share at 12/31/2016 and R$ 26.56 per share at 12/31/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(931,658)
Exercised	(7,523,051)
Balance at 12/31/2017	34,049,627
Weighted average of remaining contractual life (years)	2.46

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Quantity
Balance at 12/31/2014	29,407,871
New granted	11,442,795
Cancelled	(889,690)
Exercised	(6,294,621)
Balance at 12/31/2015	33,666,355
Weighted average of remaining contractual life (years)	2.02

III-	Variable compensation

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

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.23 per share at 12/31/2017 (R$ 21.96 per share at 12/31/2016 and R$ 28.40 per share at 12/31/2015).

Change in variable compensation in shares

2017
Quantity
Opening balance 12/31/2016	24,539,406
New	8,556,882
Delivered	(12,048,631)
Cancelled	(227,675)
Balance at 12/31/2017	20,819,982

Change in variable compensation in shares

2016
Quantity
Opening balance 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Change in variable compensation in shares

2015
Quantity
Opening balance 12/31/2014	17,492,005
New	13,792,517
Delivered	(8,306,134)
Cancelled	(652,815)
Balance at 12/31/2015	22,325,573

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest and similar income

	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Central Bank compulsory deposits	7,201	6,920	5,748
Interbank deposits	744	677	1,628
Securities purchased under agreements to resell	25,712	34,162	27,572
Financial assets held for trading	22,944	23,669	19,826
Available-for-sale financial assets	8,886	11,160	8,979
Held-to-maturity financial assets	2,896	3,788	3,758
Loan and lease operations	75,584	80,118	79,392
Other financial assets	723	1,001	886
Total	144,690	161,495	147,789

b) Interest and similar expense

	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Deposits	(13,340)	(14,701)	(13,587)
Securities sold under repurchase agreements	(33,082)	(45,932)	(32,879)
Interbank market debt	(10,059)	(8,348)	(7,970)
Institutional market debt	(6,852)	(8,248)	(8,030)
Financial expense from technical reserves for insurance and private pension plans	(14,918)	(17,790)	(12,556)
Other	(74)	(107)	(42)
Total	(78,325)	(95,126)	(75,064)

c) Net gain (loss) on investment securities and derivatives

	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Financial assets held for trading	1,358	2,514	(1,625)
Derivatives (*)	2,029	7,320	(6,071)
Financial assets designated at fair value through profit or loss	181	49	51
Available-for-sale financial assets	(80)	(1,685)	(4,345)
Held-to-Maturity Financial Assets (Permanent Loss)	(276)	(740)	-
Finacial liabilities held for trading	(37)	(147)	128
Total	3,175	7,311	(11,862)

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses of R$ 1,063 (R$ 1,882 from 01/01 to 12/31/2016 and R$ 1,533 from 01/01 to 12/31/2015), with on Available-for-sale securities in the amount R$ 788 (R$ 1,142 from 01/01 to 12/31/2016) and Held-to-Maturity Financial Assets in the amount of R$ 276 (R$ 740 from 01/01 to 12/31/2016). Total loss, net of reversals, amounted to R$ 982 (R$ 1,522 of loss at 12/31/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Note 24 - Banking service fees

	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Current account services	10,355	9,528	8,815
Asset management fees	4,141	3,514	2,932
Collection commissions	1,378	1,315	1,250
Fees from credit card services	14,036	13,330	12,722
Fees for guarantees issued and credit lines	1,783	1,773	1,609
Brokerage commission	606	295	248
Other	2,149	2,163	1,876
Total	34,448	31,918	29,452

Note 25 - Other income

	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures	398	233	97
Recovery of expenses	254	331	210
Reversal of provisions	201	156	455
Program for Cash or Installment Payment of Federal Taxes	-	13	65
Other	906	649	452
Total	1,759	1,382	1,279

Note 26 - General and administrative expenses

	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Personnel expenses	(23,276)	(22,360)	(19,573)
Compensation	(9,234)	(8,752)	(7,982)
Payroll taxes	(2,832)	(2,567)	(2,540)
Welfare benefits	(3,374)	(3,070)	(2,472)
Retirement plans and post-employment benefits (Note 29)	(107)	279	(240)
Defined benefit	(92)	(81)	(78)
Defined contribution	(15)	360	(162)
Stock option plan (Note 22d)	(234)	(306)	(214)
Training	(232)	(192)	(202)
Employee profit sharing	(3,836)	(3,610)	(3,387)
Dismissals	(457)	(571)	(351)
Provision for labor claims (Note 32)	(2,970)	(3,571)	(2,185)
Administrative expenses	(16,289)	(15,959)	(15,112)
Data processing and telecommunications	(4,152)	(3,966)	(4,052)
Third party services	(4,161)	(4,340)	(4,044)
Installations	(1,256)	(1,161)	(1,022)
Advertising, promotions and publications	(1,167)	(1,036)	(1,095)
Rent	(1,468)	(1,480)	(1,289)
Transportation	(339)	(391)	(411)
Materials	(350)	(313)	(380)
Financial services	(833)	(731)	(614)
Security	(723)	(716)	(675)
Utilities	(408)	(425)	(418)
Travel	(214)	(199)	(212)
Other	(1,218)	(1,201)	(900)
Depreciation	(1,564)	(1,702)	(1,688)
Amortization	(1,470)	(1,292)	(910)
Insurance acquisition expenses	(310)	(721)	(1,138)
Other expenses	(11,209)	(8,870)	(9,205)
Expenses related to credit cards	(3,753)	(3,165)	(3,415)
Losses with third party frauds	(596)	(571)	(468)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(495)	(274)	(187)
Provision for civil lawsuits (Note 32)	(1,519)	(1,489)	(2,069)
Provision for tax and social security lawsuits	(670)	(915)	(1,361)
Refund of interbank costs	(288)	(294)	(262)
Provision for Citibank integration expenditures	(504)	-	-
Other	(3,384)	(2,162)	(1,443)
Total	(54,118)	(50,904)	(47,626)

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

Demonstration of Income tax and social contribution expense calculation:

Due on operations for the period	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Income before income tax and social contribution	32,211	38,192	18,265
Charges (income tax and social contribution) at the rates in effect (Note 2.4 k)	(14,495)	(17,187)	(7,611)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	169	165	176
Foreign exchange variation on investiments abroad	397	(4,313)	8,329
Interest on capital	3,873	3,617	2,585
Corporate reorganizations (Note 2.4 a III)	628	628	631
Dividends and interest on external debt bonds	420	365	271
Other nondeductible expenses net of non taxable income (*)	4,469	12,827	(13,346)
Income tax and social contribution expenses	(4,539)	(3,898)	(8,965)
Related to temporary differences
Increase (reversal) for the period	(3,474)	(10,774)	13,006
Increase (reversal) of prior periods	70	62	(71)
Increase in the social contribution tax rate (Note 27b III)	-	-	3,921
(Expenses)/Income related to deferred taxes	(3,404)	(10,712)	16,856
Total income tax and social contribution expenses	(7,943)	(14,610)	7,891

(*) Includes temporary (additions) and exclusions.

b) Deferred taxes

I -	The deferred tax asset balance and respective changes are as follows:

	12/31/2016	Realization / reversal	Increase	12/31/2017
Reflected in income	47,883	(16,199)	14,496	46,180
Allowance for loan and lease losses	26,975	(9,453)	6,457	23,979
Related to income tax and social contribution tax carryforwards	6,928	(197)	794	7,525
Provision for contingent liabilities	5,707	(2,733)	2,223	5,197
Civil lawsuits	1,955	(576)	595	1,974
Labor claims	2,168	(1,233)	1,265	2,200
Tax and social security	1,582	(924)	362	1,020
Other	2	-	1	3
Goodwill on purchase of investments	165	(758)	734	141
Legal liabilities – tax and social security	387	(557)	658	488
Adjustments of operations carried out on the futures settlement market	485	(239)	31	277
Adjustment to market value of financial assets held for trading and derivatives	145	(145)	380	380
Provision related to health insurance operations	300	-	41	341
Other	6,791	(2,117)	3,178	7,852
	-
Reflected in stockholders’ equity	2,994	(1,126)	141	2,009
Corporate reorganizations (Note 2.4 a III)	1,256	(628)	-	628
Adjustment to market value of available-for-sale securities	642	(498)	-	144
Cash flow hedge	843	-	140	983
Other	253	-	1	254
Total (1)(2)	50,877	(17,325)	14,637	48,189

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 33,547 and R$ 441.

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

	12/31/2015	Realization / reversal	Increase	12/31/2016
Reflected in income	48,911	(16,508)	15,480	47,883
Allowance for loan and lease losses	25,572	(6,337)	7,740	26,975
Related to income tax and social contribution tax carryforwards	6,655	(288)	561	6,928
Provision for contingent liabilities	5,385	(1,784)	2,106	5,707
Civil lawsuits	2,149	(701)	507	1,955
Labor claims	1,812	(1,010)	1,366	2,168
Tax and social security	1,420	(71)	233	1,582
Other	4	(2)	-	2
Goodwill on purchase of investments	511	(346)	-	165
Legal liabilities – tax and social security	508	(200)	79	387
Adjustments of operations carried out in futures settlement market	1,253	(797)	29	485
Adjustment to market value of financial assets held for trading and derivatives	4,951	(4,951)	145	145
Provision related to health insurance operations	322	(22)	-	300
Other	3,754	(1,783)	4,820	6,791

Reflected in stockholders’ equity	4,253	(1,970)	711	2,994
Corporate reorganizations (Note 2.4 a III)	1,883	(627)	-	1,256
Adjustment to market value of available-for-sale securities	1,980	(1,338)	-	642
Cash flow hedge	137	-	706	843
Other	253	(5)	5	253
Total (*)	53,164	(18,478)	16,191	50,877

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

II-	The provision for deferred tax and contributions and respective changes are as follows:

	12/31/2016	Realization / reversal	Increase	12/31/2017
Reflected in income	13,507	(8,716)	9,690	14,481
Depreciation in excess – finance lease	936	(323)	-	613
Adjustment of escrow deposits and contingent liabilities	1,193	(179)	266	1,280
Pension plans	233	-	71	304
Adjustments of operations carried out on the futures settlement market	1,095	-	326	1,421
Adjustment to market value of financial assets held for trading and derivatives	7,293	(7,293)	7,592	7,592
Taxation of results abroad – capital gains	1,502	-	382	1,884
Other	1,255	(921)	1,053	1,387
Reflected in stockholders’ equity accounts	618	(132)	116	602
Adjustment to market value of available-for-sale securities	486	(85)	13	414
Cash flow hedge	63	-	103	166
Provision for pension plan benefits	35	(25)	-	10
Other	34	(22)	-	12
Total (*)	14,125	(8,848)	9,806	15,083

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 33,547 and R$ 441.

	12/31/2015	Realization / reversal	Increase	12/31/2016
Reflected in income	4,277	(2,283)	11,513	13,507
Depreciation in excess – finance lease	1,487	(551)	-	936
Adjustment of escrow deposits and contingent liabilities	1,130	(168)	231	1,193
Pension plans	336	(143)	40	233
Adjustments of operations carried out on the futures settlement market	51	(100)	1,144	1,095
Adjustment to market value of financial assets held for trading and derivatives	198	(198)	7,293	7,293
Taxation of results abroad – capital gains	286	-	1,216	1,502
Other	789	(1,123)	1,589	1,255
Reflected in stockholders’ equity accounts	1,804	(1,639)	453	618
Adjustment to market value of available-for-sale securities	53	-	433	486
Cash flow hedge	1,313	(1,250)	-	63
Provision for pension plan benefits	424	(389)	-	35
Other	14	-	20	34
Total (*)	6,081	(3,922)	11,966	14,125

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

III -	The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2017, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2018	22,219	55%	3,248	43%	25,467	53%	(3,132)	21%	22,335	67%
2019	9,824	24%	162	2%	9,986	20%	(4,654)	31%	5,332	16%
2020	1,983	5%	768	10%	2,751	6%	(2,020)	14%	731	2%
2021	1,286	3%	725	10%	2,011	4%	(1,787)	11%	224	1%
2022	832	2%	918	12%	1,750	4%	(825)	5%	925	3%
After 2022	4,520	11%	1,704	23%	6,224	13%	(2,665)	18%	3,559	11%
Total	40,664	100%	7,525	100%	48,189	100%	(15,083)	100%	33,106	100%
Present value (*)	37,701		6,682		44,383		(13,427)		30,956

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

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 12/31/2017 and 12/31/2016.

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

Net income attributable to owners of the parent company – basic earnings per share	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Net income	23,903	23,263	25,740
Minimum non-cumulative dividend on preferred shares in accordance with our by laws	(69)	(70)	(71)
Subtotal	23,834	23,193	25,669
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(74)	(73)	(74)
Subtotal	23,760	23,120	25,595

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	12,230	11,880	13,036
To preferred equity owners	11,530	11,240	12,559

Total net income available to common equity owners	12,304	11,953	13,110
Total net income available to preferred equity owners	11,599	11,310	12,630

Weighted average number of shares outstanding (Note 21a)
Common shares	3,347,889,957	3,351,741,143	3,351,741,143
Preferred shares	3,156,020,074	3,171,215,661	3,228,881,081

Earnings per share - basic – R$
Common shares	3.68	3.57	3.91
Preferred shares	3.68	3.57	3.91

Net income attributable to owners of the parent company – diluted earnings per share	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Total net income available to preferred equity owners	11,599	11,310	12,630
Dividend on preferred shares after dilution effects	79	82	83
Net income available to preferred equity owners considering preferred shares after the dilution effect	11,678	11,392	12,713

Total net income available to ordinary equity owners	12,304	11,953	13,110
Dividend on preferred shares after dilution effects	(79)	(82)	(83)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	12,225	11,871	13,027

Adjusted weighted average of shares (Note 21a)
Common shares	3,347,889,957	3,351,741,143	3,351,741,143
Preferred shares	3,197,763,868	3,216,235,372	3,270,734,307
Preferred shares	3,156,020,074	3,171,215,661	3,228,881,081
Incremental shares from stock options granted under our share-based payment	41,743,794	45,019,711	41,853,226

Earnings per share - diluted – R$
Common shares	3.65	3.54	3.89
Preferred shares	3.65	3.54	3.89

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 357,433 preferred shares at 12/31/2017, 6,901,686 preferred shares at 12/31/2016 and 4,805,473 preferred shares at 12/31/2015.

Note 29 – Post-employment benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit			Defined contribution (*)			Other benefits			Total
	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Cost of current service	(69)	(62)	(68)	-	-	-	-	-	-	(69)	(62)	(68)
Net interest	(15)	(13)	(6)	76	239	219	(22)	(19)	(17)	39	207	196
Contribution	-	-	-	(91)	121	(381)	-	-	-	(91)	121	(381)
Benefits paid	-	-	-	-	-	-	14	13	13	14	13	13
Total Amounts Recognized	(84)	(75)	(74)	(15)	360	(162)	(8)	(6)	(4)	(107)	279	(240)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 334 (R$ 339 from 01/01 to 12/31/2016 and R$ 207 from 01/01 to 12/31/2015), of which R$ 91 (R$ 115 from 01/01 to 12/31/2016 and R$ 144 from 01/01 to 12/31/2015) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit			Defined contribution			Other benefits			Total
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
At the beginning of the period	(70)	(45)	(75)	(1,322)	(314)	(221)	(48)	(13)	(8)	(1,440)	(372)	(304)
Effects on asset ceiling	98	(633)	(103)	(386)	(1,244)	(38)	-	-	-	(288)	(1,877)	(141)
Remeasurements	12	608	133	339	236	(55)	(28)	(36)	(5)	323	808	73
Acquisition Citibank portfolio	(1)	-	-	-	-	-	-	-	-	(1)	-	-
Total Amounts Recognized	39	(70)	(45)	(1,369)	(1,322)	(314)	(76)	(49)	(13)	(1,406)	(1,441)	(372)

a)	Retirement plans

ITAÚ UNIBANCO HOLDING and certain subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

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

c) Defined benefit plans

I -	Main assumptions used in actuarial valuation of retirement plans

	12/31/2017	12/31/2016	12/31/2015
Discount rate (1)	9.98% p.a.	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	5.04 to 7.12% p.a.	5.04 to 7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2017 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

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

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	Target 2018
Fixed income securities	16,851	15,134	12,369	95.81%	91.61%	90.73%	53% a 100%
Variable income securities	19	685	537	0.11%	4.15%	3.94%	0% a 20%
Structured investments	24	9	27	0.14%	0.05%	0.20%	0% a 10%
Real estate	615	623	633	3.49%	3.77%	4.64%	0% a 7%
Loans to participants	79	69	67	0.45%	0.42%	0.49%	0% a 5%
Total	17,588	16,520	13,633	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 12 (R$ 575 at 12/31/2016 and R$ 452 at 12/31/2015), and real estate rented to Group companies, with a fair value of R$ 531 (R$ 597 at 12/31/2016 and R$ 606 at 12/31/2015).

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

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

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

IV-	Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2017	12/31/2016	12/31/2015
1 - Net assets of the plans	17,588	16,520	13,633
2- Actuarial liabilities	(14,491)	(13,723)	(11,587)
3- Surplus (1-2)	3,097	2,797	2,046
4- Asset ceiling (*)	(3,217)	(3,008)	(2,134)
5- Net amount recognized in the balance sheet (3-4)	(120)	(211)	(88)
Amount recognized in assets (Note 20a)	345	317	224
Amount recognized in liabilities (Note 20b)	(465)	(528)	(312)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

V-	Changes in the net amount recognized in the balance sheet:

	12/31/2017
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	16,520	(13,723)	2,797	(3,008)	(211)
Cost of current service	-	(69)	(69)	-	(69)
Net interest (1)	1,639	(1,347)	292	(307)	(15)
Benefits paid	(1,141)	1,141	-	-	-
Contributions of sponsors	71	-	71	-	71
Contributions of participants	12	-	12	-	12
Effects on asset ceiling	-	-	-	97	97
Exchange Variation	2	(6)	(4)	-	(4)
Remeasurements (2) (3)	485	(487)	(2)	1	(1)
Value end of the period	17,588	(14,491)	3,097	(3,217)	(120)

	12/31/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	13,633	(11,587)	2,046	(2,134)	(88)
Cost of current service	-	(62)	(62)	-	(62)
Net interest (1)	1,483	(1,255)	228	(241)	(13)
Benefits paid	(1,060)	1,060	-	-	-
Contributions of sponsors	149	-	149	-	149
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(633)	(633)
Balance arising from the Corpbanca acquisition (Note 3)	-	(207)	(207)	-	(207)
Exchange Variation	(8)	43	35	-	35
Remeasurements (2) (3)	2,308	(1,715)	593	-	593
Value end of the period	16,520	(13,723)	2,797	(3,008)	(211)

	12/31/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service	-	(68)	(68)	-	(68)
Net interest (1)	1,334	(1,151)	183	(189)	(6)
Benefits paid	(908)	908	-	-	-
Contributions of sponsors	60	-	60	-	60
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(103)	(103)
Remeasurements (2) (3)	(306)	419	113	5	118
Value end of the period	13,633	(11,587)	2,046	(2,134)	(88)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits / contributions, multiplied by the discount rate of 10.24% p.a. (At 01/01/2016 used by the discount rate of 11.28% p.a. and 01/01/2015 of 10.24% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 2,124 (R$ 3,791 at 12/31/2016 and R$ 1,028 at 12/31/2015).

During the period, the contributions made totaled R$ 71 (R$ 149 from 01/01 to 12/31/2016 and R$ 60 from 01/01 to 12/31/2015). The contribution rate increases based on the beneficiary’s salary.

In 2018, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 56.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2018	1,103
2019	1,126
2020	1,157
2021	1,190
2022	1,220
2023 to 2027	6,563

VI-	Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

	Effects on actuarial liabilities of the plan		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	740	5.11%	(269)
- Increase by 0.5%	(677)	(4.67)%	153

(*) Net of effects of asset ceiling

d)	Defined contribution plans

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

I - Change in the net amount recognized in the Balance sheet:

	12/31/2017			12/31/2016			12/31/2015
	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Value beginning of the period	1,287	(491)	796	2,229	(270)	1,959	2,438	(224)	2,214
Net interest	126	(50)	76	269	(30)	239	239	(20)	219
Contribution (Note 29)	(91)	-	(91)	121	-	121	(381)	-	(381)
Receivables – allocation of funds (*)	(12)	-	(12)	(515)	-	(515)	-	-	-
Effects on asset ceiling (Note 29)	(15)	(371)	(386)	(1,053)	(191)	(1,244)	-	(38)	(38)
Remeasurements	339	-	339	236	-	236	(67)	12	(55)
Value end of the period (Note 20a)	1,634	(912)	722	1,287	(491)	796	2,229	(270)	1,959

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

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

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	12/31/2017	12/31/2016	12/31/2015
At the beginning of the period	(221)	(179)	(170)
Interest cost	(22)	(19)	(17)
Benefits paid	14	13	13
Remeasurements	(28)	(36)	(5)
At the end of the period (Note 20b)	(257)	(221)	(179)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2018	15
2019	16
2020	17
2021	18
2022	19
2023 to 2027	115

II-	Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	3	(3)
Present value of obligation	Other comprehensive income	32	(26)

Note 30 – Insurance contracts

a)	Insurance contracts

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

I -Insurance

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

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2017	01/01 to 12/31/2016
Group accident insurance	7.8	5.0	38.0	42.1
Individual accident	23.5	19.5	12.5	12.4
Commercial multiple peril	36.4	63.3	21.2	21.1
Internal credit	139.6	221.7	0.9	3.9
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	84.5	85.7	1.2	1.4
Serious or terminal diseases	21.1	22.1	10.7	10.7
Extended warranty - assets	16.0	17.1	62.1	63.8
Credit Life	16.9	18.7	18.7	19.0
Multiple risks	27.2	7.8	57.8	62.1
Home insurance in market policies – Credit Life	13.0	14.7	20.7	(0.3)
Group life	24.2	46.8	8.3	13.6

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued			Reinsurance			Retained premiums and contributions
	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Group accident insurance	667	780	862	(1)	(4)	(2)	666	776	860
Individual accident	290	224	214	(1)	(12)	(11)	289	212	203
Commercial multiple peril	53	56	57	-	-	-	53	56	57
Internal Credit	64	63	151	-	-	-	64	63	151
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	24	37	37	-	-	-	24	37	37
Serious or terminal diseases	172	167	169	-	(1)	(2)	172	166	167
Warranty extension - assets	-	112	252	-	-	-	-	112	252
Disability Savings Pension	323	298	256	(4)	(3)	(6)	319	295	250
PGBL	2,084	1,955	1,840	-	-	-	2,084	1,955	1,840
Credit Life	623	570	726	(2)	-	(1)	621	570	725
Multiple risks	151	162	172	-	-	-	151	162	172
Home Insurance in Market Policies – Credit Life	282	261	224	(10)	(18)	(19)	272	243	205
Traditional	129	142	159	-	-	-	129	142	159
VGBL	20,318	18,153	15,501	-	-	-	20,318	18,153	15,501
Group life	1,001	1,278	1,453	(11)	(44)	(37)	990	1,234	1,416
Other lines	733	591	561	(9)	(12)	(11)	724	579	550
Total	26,914	24,849	22,634	(38)	(94)	(89)	26,876	24,755	22,545

c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

II.I - Change in technical provisions

	12/31/2017				12/31/2016
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	3,926	37,679	112,471	154,076	4,755	32,688	91,862	129,305
(+) Additions arising from premiums / contribution	4,059	2,536	20,318	26,913	4,302	2,395	18,153	24,850
(-) Deferral of risk	(4,225)	(323)	-	(4,548)	(5,124)	(297)	-	(5,421)
(-) Payment of claims / benefits	(1,228)	(402)	(70)	(1,700)	(1,623)	(370)	(39)	(2,032)
(+) Reported claims	1,291	-	-	1,291	1,620	-	-	1,620
(-) Redemptions	(2)	(1,687)	(10,847)	(12,536)	(1)	(1,939)	(13,277)	(15,217)
(+/-) Net portability	-	2,683	753	3,436	-	380	709	1,089
(+) Adjustment of reserves and financial surplus	16	1,717	6,037	7,770	20	4,371	13,171	17,562
(+) Corporate Reorganization	(282)	-	-	(282)	-	-	-	-
(+/-) Other (recognition / reversal)	(91)	1,685	5,218	6,812	(23)	451	1,892	2,320
Reserves for insurance and private pension	3,464	43,888	133,880	181,232	3,926	37,679	112,471	154,076

II.II - Technical provisions balances

	Insurance		Private pension		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Unearned premiums	1,883	2,204	15	17	1,898	2,221
Mathematical reserve for benefits to be granted and benefits granted	173	24	175,992	148,341	176,165	148,365
Redemptions and Other Unsettled Amounts	11	11	264	210	275	221
Financial surplus	2	2	604	581	606	583
Unsettled claims (1)	560	769	34	23	594	792
IBNR	401	435	27	27	428	462
Administrative and Related Expenses	28	39	95	71	123	110
Other	406	442	737	880	1,143	1,322
Total (2)	3,464	3,926	177,768	150,150	181,232	154,076

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

d)	Deferred selling expenses

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

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2017	429
Increase	772
Amortization	(948)
Balance at 12/31/2017	253
Balance to be amortized in up to 12 months	209
Balance to be amortized after 12 months	44

Balance at 01/01/2016	901
Increase	902
Amortization	(1,374)
Balance at 12/31/2016	429
Balance to be amortized in up to 12 months	335
Balance to be amortized after 12 months	94

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	594
(-) DPVAT operations	11
(-) IBNER (claims incurred but not sufficiently reported)	181
(-) Retrocession and other estimates	(32)
Liability claims presented in the development table (Ia + Ib)	434

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2017, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	980	967	1,067	1,063	914
After 1 year	978	957	1,076	1,054
After 2 years	982	972	1,100
After 3 years	986	978
After 4 years	988
Current estimate	988	978	1,100	1,054	914
Accumulated payments through base date	984	972	1,084	1,024	739	4,803
Liabilities recognized in the balance sheet	4	6	16	30	175	231
Liabilities in relation to prior years						18
Total administratives claims included in balance sheet						249

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	28	31	32	32	32
After 1 year	42	41	43	39
After 2 years	48	49	50
After 3 years	56	54
After 4 years	60
Current estimate	60	54	50	39	32
Accumulated payments through base date	47	42	37	31	24	181
Liabilities recognized in the balance sheet	13	12	13	8	8	54
Liabilities in relation to prior years						131
Total judicial claims included in balance sheet						185

II - Net of reinsurance

Reserve for unsettled claims (1)	594
(-) DPVAT operations	11
(-) IBNER	181
(-) Reinsurance (2)	27
(-) Retrocession and other estimates	(32)
Liability claims presented in the development table (IIa + IIb)	407

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2017.

(2) Reinsurance operations stated in Note 30l III of 12/31/2017.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	956	954	1,045	1,053	898
After 1 year	954	944	1,045	1,045
After 2 years	958	955	1,068
After 3 years	961	960
After 4 years	962
Current estimate	962	960	1,068	1,045	898
Accumulated payments through base date	958	954	1,052	1,015	728	4,707
Liabilities recognized in the balance sheet	4	6	16	30	170	226
Liabilities in relation to prior years						11
Total administratives claims included in balance sheet						237

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	28	31	32	29	32
After 1 year	42	41	43	37
After 2 years	48	49	50
After 3 years	56	54
After 4 years	60
Current estimate	60	54	50	37	32
Accumulated payments through base date	47	42	37	28	24	178
Liabilities recognized in the balance sheet	13	12	13	8	8	54
Liabilities in relation to prior years						116
Total judicial claims included in balance sheet						170

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

The Liability adequacy test did not indicate insufficiency in the periods ended of 2017, 2016 and 2015.

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

The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)
	12/31/2017			12/31/2016
	Supplementary	Insurance		Supplementary	Insurance
Sensitivity analysis	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance
5% increase in mortality rates	24	-	-	21	(3)	(3)
5% decrease in mortality rates	(25)	(1)	(1)	(23)	3	3

0.1% increase in risk-free interest rates	26	5	5	49	6	6
0.1% decrease in risk-free interest rates	(27)	(5)	(5)	(50)	(6)	(6)

5% increase in conversion in income rates	(13)	-	-	(6)	-	-
5% decrease in conversion in income rates	13	-	-	6	-	-

5% increase in claims	-	(37)	(36)	-	(50)	(48)
5% decrease in claims	-	37	36	-	50	48

(1) Amounts net of tax effects.

h)	Risks of insurance and private pension

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

The extended warranty product, this is marketed by the retail company that sells to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Seguradora Líder dos Consórcios de DPVAT.

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	01/01 to 12/31/2017			01/01 to 12/31/2016			01/01 to 12/31/2015
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	24	24	100.0	37	37	100.0	37	37	100.0
Extended warranty	-	-	0.0	112	112	100.0	252	252	100.0

Individuals
Group accident insurance	667	666	99.8	780	776	99.5	862	860	99.7
Individual accident	290	289	99.8	224	212	94.8	214	203	94.8
Credit life	623	621	99.7	570	570	100.0	726	725	99.9
Group life	1,001	990	98.9	1,278	1,234	96.5	1,453	1,416	97.5

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk;

•	Credit risk;

•	Operational risk;

•	Liquidity risk in insurance operations.

j)	Duties and responsibilities

In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

Finally, ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

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

	12/31/2017		12/31/2016
Class	Account balance	DV01	Account balance	DV01

Government securities
NTN-C	4,936	(2.87)	5,141	(3.03)
NTN-B	5,343	(6.78)	2,969	(3.53)
LTN	279	(0.09)	-	-

DI Future			-	-

Private securities
Indexed to IPCA	336	(0.10)	307	(0.14)
Indexed to PRE	31	(0.00)	240	(0.00)

Shares	0	0.00	0	0.00

Floating assets	5,132		5,852	-

Under agreements to resell	6,856		6,266	-

II)	Liquidity Risk

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

Liabilities	Assets	12/31/2017			12/31/2016
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,882	24.7	12.0	2,202	13.5	12.7
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	985	20.4	18.3	1,242	13.8	18.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	565	70.6	26.2	446	119.0	33.3
Subtotal	Subtotal	3,432			3,890
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	95	116.8	78.9	71	107.4	80.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	16	-	9.7	19	-	14.1
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	37	-	9.8	25	-	13.9
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	28	17.0	9.7	27	11.4	14.1
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	275	-	9.8	221	-	14.0
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,404	116.8	79.1	1,737	107.4	81.1
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	169,149	197.2	38.9	142,039	169.9	39.4
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,454	-	95.1	4,584	210.9	92.0
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	737	116.8	95.1	880	210.9	92.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	605	116.8	95.0	583	210.6	91.8
Subtotal	Subtotal	177,800			150,186
Total technical reserves	Total backing assets	181,232			154,076

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months

(3) Excluding PGBL / VGBL reserves allocated in variable income.

III)	Credit Risk

Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 45.07% (56.14% at 12/31/2016) and Munich Re do Brasil with 53.80% (43.33% at 12/31/2016).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (70% at 12/31/2016) and General Reinsurance AG with 30% (30% at 12/31/2016).

IV)	Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2017
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Derivatives assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
Lower risk	7,558	156,478	194	6,312	3,447	173,989
Satisfactory	-	-	-	-	-	-
Higher Risk	-	26	-	-	-	26
Total	7,558	156,504	194	6,312	3,447	174,015
%	4.3	89.9	0.2	3.6	2.0	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2016
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Derivatives assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
Lower risk	7,859	125,944	284	3,558	4,629	142,274
Satisfactory	-	13	-	-	-	13
Higher Risk	-	-	-	-	-	-
Total	7,859	125,957	284	3,558	4,629	142,287
%	5.5	88.5	0.2	2.5	3.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

l)	Reinsurance

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

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015, they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

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

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Opening balance	46	18	74	103
Issued contracts	-	-	30	79
Recoverable claims	-	32	-	-
Prepayments / payments to reinsurer	(10)	(3)	(55)	(108)
Other increase / reversal	(9)	(1)	-	-
Closing balance	27	46	49	74

II – Balances of technical reserves with reinsurance assets

	12/31/2017	12/31/2016
Reinsurance claims	57	52
Reinsurance premiums	10	15
Closing balance	67	67

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2017	12/31/2016
Opening balance	52	52
Reported claims	21	70
Paid claims	(22)	(99)
Other increase / reversal	2	2
Monetary adjustment and interest of claims	4	27
Closing balance (*)	57	52

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2017	12/31/2016
Opening balance	15	24
Receipts	8	65
Payments	(13)	(74)
Other increase / reversal	-	-
Closing balance	10	15

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2017	12/31/2016
Opening balance	-	-
Receipts	-	6
Payments	-	(6)
Other increase / reversal		-
Closing balance	-	-

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market and consequently for assisting in the mitigation of risks inherent in the business.

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

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2017		12/31/2016
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	117,586	117,586	104,242	104,242
Interbank deposits	29,053	29,117	22,692	22,731
Securities purchased under agreements to resell	244,707	244,707	265,051	265,051
Financial assets held for trading (*)	270,121	270,121	204,648	204,648
Financial assets designated at fair value through profit or loss (*)	1,746	1,746	1,191	1,191
Derivatives (*)	22,843	22,843	24,231	24,231
Available-for-sale financial assets (*)	102,284	102,284	88,277	88,277
Held-to-maturity financial assets	36,560	37,792	40,495	40,749
Loan operations and lease operations	465,472	471,846	463,394	472,704
Other financial assets	59,568	59,568	53,917	53,917
Financial liabilities
Deposits	402,938	402,911	329,414	329,371
Securities sold under repurchase agreements	312,634	312,634	349,164	349,164
Financial liabilities held for trading (*)	465	465	519	519
Derivatives (*)	26,746	26,746	24,698	24,698
Interbank market debt	129,616	129,286	135,483	134,730
Institutional market debt	98,482	97,103	96,239	95,012
Liabilities for capitalization plans	3,301	3,301	3,147	3,147
Other financial liabilities	77,613	77,613	71,832	71,832

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 79,703 (R$ 77,453 at 12/31/2016) with an estimated fair value of R$ 935 (R$ 1,066 at 12/31/2016).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

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

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2017 and 12/31/2016 for financial assets held for trading and available-for-sale financial assets.

	12/31/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	238,369	30,719	1,033	270,121	165,883	37,760	1,005	204,648
Investment funds	1,738	1,474	-	3,212	14	1,159	-	1,173
Brazilian government securities	227,749	2,817	1	230,567	157,369	2,654	1	160,024
Brazilian external debt bonds	3,210	-	-	3,210	5,325	-	-	5,325
Government securities – other countries	1,647	2,328	-	3,975	819	2,916	-	3,735
Argentina	1,466	-	-	1,466	651	-	-	651
Chile	39	12	-	51	-	127	-	127
Colombia	-	2,092	-	2,092	-	2,669	-	2,669
United States	100	-	-	100	78	-	-	78
Mexico	5	-	-	5	6	-	-	6
Paraguay	4	2	-	6	-	88	-	88
Uruguay	-	222	-	222	-	32	-	32
Other	33	-	-	33	84	-	-	84
Corporate securities	4,025	24,100	1,032	29,157	2,356	31,031	1,004	34,391
Shares	2,940	-	823	3,763	1,533	-	958	2,491
Bank deposit certificates	1	346	-	347	12	1,812	-	1,824
Securitized real estate loans	-	-	65	65	-	-	-	-
Debentures	487	2,637	134	3,258	216	2,949	25	3,190
Eurobonds and others	597	37	-	634	595	49	18	662
Financial credit bills	-	20,612	-	20,612	-	25,893	-	25,893
Promissory notes	-	391	-	391	-	-	-	-
Other	-	77	10	87	-	328	3	331
Available-for-sale financial assets	43,369	50,491	8,424	102,284	34,840	43,903	9,534	88,277
Investment funds	-	301	-	301	-	42	-	42
Brazilian government securities	25,561	709	219	26,489	17,039	671	228	17,938
Brazilian external debt bonds	12,790	-	-	12,790	14,065	-	-	14,065
Government securities – other countries	2,111	22,181	98	24,390	1,536	12,850	86	14,472
Chile	-	9,612	98	9,710	-	5,758	86	5,844
Colombia	-	3,346	-	3,346	-	1,155	-	1,155
Korea	-	1,944	-	1,944	-	2,673	-	2,673
Denmark	-	1,951	-	1,951	-	819	-	819
Spain	-	2,936	-	2,936	-	923	-	923
United States	1,567	-	-	1,567	1,427	-	-	1,427
France	544	-	-	544	-	-	-	-
Netherlands	-	-	-	-	101	-	-	101
Paraguay	-	1,800	-	1,800	-	1,111	-	1,111
Uruguay	-	592	-	592	-	411	-	411
Other	-	-	-	-	8	-	-	8
Corporate securities	2,907	27,300	8,107	38,314	2,200	30,340	9,220	41,760
Shares	1,085	63	1,195	2,343	817	-	568	1,385
Rural Product Note	-	2,288	540	2,828	-	876	549	1,425
Bank deposit certificates	-	688	115	803	-	2,527	114	2,641
Securitized real estate loans	-	1	1,761	1,762	-	-	2,095	2,095
Debentures	438	16,326	3,982	20,746	277	16,007	4,886	21,170
Eurobonds and others	1,384	3,678	514	5,576	1,105	5,615	995	7,715
Financial credit bills	-	619	-	619	-	2,816	-	2,816
Promissory notes	-	3,244	-	3,244	1	2,172	-	2,173
Other	-	393	-	393	-	327	13	340
Financial assets designated at fair value through profit or loss	1,746	-	-	1,746	1,191	-	-	1,191
Brazilian government securities	1,746	-	-	1,746	1,191	-	-	1,191
Financial liabilities held for trading	-	465	-	465	-	519	-	519
Structured notes	-	465	-	465	-	519	-	519

The following table presents the breakdown of risk levels at 12/31/2017 and 12/31/2016 for our derivative assets and liabilities.

	12/31/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	158	22,249	436	22,843	127	23,583	521	24,231
Futures	158	-	-	158	127	-	-	127
Swap – differential receivable	-	8,821	369	9,190	-	10,074	468	10,542
Options	-	3,271	66	3,337	-	4,745	47	4,792
Forwards (onshore)	-	6,911	-	6,911	-	4,971	-	4,971
Credit derivatives	-	137	-	137	-	181	-	181
Forwards (offshore)	-	2,950	-	2,950	-	3,459	-	3,459
Check of swap	-	68	-	68	-	88	-	88
Other derivatives	-	91	1	92	-	65	6	71
Derivatives - liabilities	-	(26,643)	(103)	(26,746)	-	(24,638)	(60)	(24,698)
Swap – differential payable	-	(13,590)	(102)	(13,692)	-	(13,165)	(56)	(13,221)
Options	-	(2,792)	(1)	(2,793)	-	(4,548)	(4)	(4,552)
Forwards (onshore)	-	(6,272)	-	(6,272)	-	(3,530)	-	(3,530)
Credit derivatives	-	(58)	-	(58)	-	(147)	-	(147)
Forwards (offshore)	-	(3,745)	-	(3,745)	-	(2,825)	-	(2,825)
Check of swap	-	(122)	-	(122)	-	(353)	-	(353)
Other derivatives	-	(64)	-	(64)	-	(70)	-	(70)

There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2017 and December 31, 2016. Transfers to and from Level 3 are presented in movements of Level 3.

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

Of the total of R$ 81,210 in financial instruments classified as Level 2, at December 31, 2017, pricing service or brokers were used to evaluate securities at the fair value of R$ 47,187, substantially represented by:

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

	Fair value at 12/31/2016	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2017	Total gains (losses) related to assets and liabilities still held at 12/31/2017
Financial assets held for trading	1,005	(269)	187	(351)	461	1,033	(290)
Brazilian government securities	1	-	-	-	-	1	-
Corporate securities	1,004	(269)	187	(351)	461	1,032	(290)
Shares	958	(135)	-	-	-	823	(287)
Securitized real estate loans	-	(111)	176	-	-	65	(1)
Debentures	25	(13)	2	(296)	416	134	(2)
Eurobonds and others	18	(17)	9	(19)	9	-	-
Financial credit bills		-	-	(36)	36	-	-
Other	3	7	-	-	-	10	-
Available-for-sale financial assets	9,534	(2,110)	4,348	(4,465)	1,117	8,424	(1,121)
Brazilian government securities	228	(9)	-	-	-	219	22
Government securities – abroad - Chile	86	4	469	(461)	-	98	-
Corporate securities	9,220	(2,105)	3,879	(4,004)	1,117	8,107	(1,143)
Shares	568	292	98	-	237	1,195	13
Rural Product Note	549	(99)	417	(419)	92	540	(80)
Bank deposit certificates	114	11	390	(400)	-	115	-
Securitized real estate loans	2,095	(402)	68	-	-	1,761	19
Debentures	4,886	(1,784)	2,363	(2,137)	654	3,982	(1,092)
Eurobonds and others	995	(112)	543	(1,046)	134	514	(3)
Other	13	(11)	-	(2)	-	-	-

	Fair value at 12/31/2016	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2017	Total gains (losses) related to assets and liabilities still held at 12/31/2017
Derivatives – assets	521	(33)	101	(245)	92	436	17
Swap – differential receivable	468	(41)	-	(100)	42	369	32
Options	47	12	101	(143)	49	66	(14)
Credit derivatives	-	-	-	(1)	1	-	-
Other derivatives	6	(4)	-	(1)	-	1	(1)
Derivatives - liabilities	(60)	(117)	(15)	111	(22)	(103)	(57)
Swap – differential payable	(56)	(122)	-	97	(21)	(102)	(60)
Options	(4)	5	(15)	13	-	(1)	3
Credit derivatives	-	-	-	1	(1)	-	-

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2016	Total gains (losses) related to assets and liabilities still held at 12/31/2016
Financial assets held for trading	60	(151)	87	(344)	1,353	1,005	(154)
Brazilian government securities	3	-	-	(2)	-	1	-
Corporate securities	57	(151)	87	(342)	1,353	1,004	(154)
Shares	-	(114)	-	-	1,072	958	(152)
Debentures	48	(37)	33	(306)	287	25	(2)
Eurobonds and others	6	-	54	(36)	(6)	18	-
Other	3	-	-	-	-	3	-
Available-for-sale financial assets	4,259	(677)	4,626	(4,380)	5,706	9,534	(685)
Investment funds	114	313	-	(427)	-	-	-
Brazilian government securities	212	(208)	-	220	4	228	11
Government securities – abroad - Chile	29	(44)	321	(220)	-	86	-
Corporate securities	3,904	(738)	4,305	(3,953)	5,702	9,220	(696)
Shares	267	119	-	(227)	409	568	76
Rural Product Note	52	(54)	1,205	(851)	197	549	(57)
Bank deposit certificates	130	2	483	(501)	-	114	-
Securitized real estate loans	2,037	58	11	(10)	(1)	2,095	(55)
Debentures	844	(739)	2,111	(994)	3,664	4,886	(653)
Eurobonds and others	26	(130)	446	(837)	1,490	995	(7)
Financial credit bills	367	14	-	(301)	(80)	-	-
Promissory notes	54	-	-	(54)	-	-	-
Other	127	(8)	49	(178)	23	13	-

	Fair value at 12/31/2015	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 12/31/2016	Total gains (losses) related to assets and liabilities still held at 12/31/2016
Derivatives - Assets	1,251	(713)	254	(728)	457	521	(7)
Swaps - differential receivable	1,189	(731)	8	(455)	457	468	21
Options	33	36	246	(268)	-	47	(28)
Other derivatives	29	(18)	-	(5)	-	6	-
Derivatives - Liabilities	(33)	18	(35)	96	(106)	(60)	(2)
Swaps - differential payable	(21)	9	(5)	67	(106)	(56)	(8)
Options	(12)	9	(30)	29	-	(4)	6

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

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2017
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
	I	(1.9)	(2.4)
Interest rates	II	(47.0)	(55.4)
	III	(93.9)	(114.5)
Currency, commodities, and ratios	I	(146.6)	-
	II	(293.2)	-
Nonlinear	I	(9.2)	-
	II	(11.9)	-

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

Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2017	12/31/2016
Civil	5,300	5,172
Labor	7,283	7,232
Tax and social security	7,003	8,246
Other	150	259
Total	19,736	20,909
Current	4,974	4,434
Non-current	14,762	16,475

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

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. For effectiveness and validity of the agreement, it needs to be approved by the STF, which is expected to occur in the first half of 2018. As from that approval, the savers will have 24 months to adhere to the terms of the agreement.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,494 (R$ 3,388 at 12/31/2016), in this amount there are no values resulting from interests in joint ventures.

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

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 122 (R$ 79 at 12/31/2016).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 12/31/2017
	Civil	Labor	Other	Total
Opening balance	5,172	7,232	259	12,663
Balance arising from Corpbanca acquisition (Note 3)	(1)	-	-	(1)
Balance arising from the acquisition of Citibank operations (Note 3)	39	284	-	323
(-) Contingencies guaranteed by indemnity clause (Note 2.4.q)	(256)	(1,066)	-	(1,322)
Subtotal	4,954	6,450	259	11,663
Interest (Note 26)	99	613	-	712
Changes in the period reflected in results (Note 26)	1,420	2,357	(109)	3,668
Increase (*)	1,962	2,592	4	4,558
Reversal	(542)	(235)	(113)	(890)
Payment	(1,416)	(3,135)		(4,551)
Subtotal	5,057	6,285	150	11,492
(+) Contingencies guaranteed by indemnity clause (Note 2.4.q)	243	998	-	1,241
Closing balance	5,300	7,283	150	12,733
Escrow deposits at 12/31/2017 (Note 20a)	1,457	2,200	-	3,657

(*) Civil provisions include the provision for economic plans amounting to R$ 184.

	01/01 to 12/31/2016
	Civil	Labor	Other	Total
Opening balance	5,227	6,132	135	11,494
Balance arising from the merger with Corpbanca (Note 3)	2	5	133	140
(-) Contingencies guaranteed by indemnity clause (Note 2.4.q)	(236)	(1,089)	-	(1,325)
Subtotal	4,993	5,048	268	10,309
Interest (Note 26)	248	625	-	873
Changes in the period reflected in results (Note 26)	1,241	2,946	(9)	4,178
Increase (*)	1,901	3,149	(7)	5,043
Reversal	(660)	(203)	(2)	(865)
Payment	(1,566)	(2,453)	-	(4,019)
Subtotal	4,916	6,166	259	11,341
(+) Contingencies guaranteed by indemnity clause (Note 2.4.q)	256	1,066	-	1,322
Closing balance	5,172	7,232	259	12,663
Escrow deposits at 12/31/2016 (Note 20a)	1,541	2,337	-	3,878

(*) Civil provisions include the provision for economic plans amounting to R$ 408.

-	Tax and social security lawsuits

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

The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

Provision	01/01 to 12/31/2017	01/01 to 12/31/2016
Opening balance	8,246	7,500
(-) Contingencies guaranteed by indemnity clause	(69)	(65)
Subtotal	8,177	7,435
Interest (1)	613	737
Changes in the period reflected in results	(27)	68
Increase (1)	452	287
Reversal (1)	(479)	(219)
Payment (2)	(1,826)	(63)
Subtotal	6,937	8,177
(+) Contingencies guaranteed by indemnity clause	66	69
Closing balance	7,003	8,246

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution;

(2) Includes the adhesion to PERT (Special Tax Regularization Program) which allowed the use of deferred tax assets.

Escrow deposits	01/01 to 12/31/2017	01/01 to 12/31/2016
Opening balance	4,847	4,339
Appropriation of interest	344	383
Changes in the period	(3)	125
Deposits made	240	217
Withdrawals	(202)	(66)
Deposits released	(41)	(26)
Closing balance (Note 20a)	5,188	4,847
Reclassification of assets pledged as collateral for contingencies (Note 32d)	(18)	-
Closing balance after reclassification	5,170	4,847

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,289: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,273;

•	PIS and COFINS – Calculation basis – R$ 687: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 601;

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the principal tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 19,595, are described below:

•	INSS – Non-compensatory amounts – R$ 5,220: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,580: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,658: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,650: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,487: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,123: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 705 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,065 (R$ 1,128 at 12/31/2016) (Note 20a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A. which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for contingencies refer to lawsuits involving contingent liabilities and are restricted or in escrow deposits, as shown in the table below:

	12/31/2017	12/31/2016
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	962	950
Escrow deposits (Note 20a)	4,585	4,537

ITAÚ UNIBANCO HOLDING’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors, believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

e)	Programs for Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO conglomerate companies adhered to the Installment Payment Incentive Program – PPI, established by a number of Municipality Authorities, among which are São Paulo and Rio de Janeiro (Laws No. 16.680/17 and No. 6.156/17, respectively).

The programs permitted to regularize tax or other debts, with discounts on interest and fine amounts.

f)	Special Tax Regularization Program - PERT

In the federal levels, ITAÚ UNIBANCO conglomerate companies adhered to the Special Tax Regularization Program - PERT, established by Law No. 13.496, of October 24, 2017, related to tax and social security debts management by the Federal Revenue Service and by the General Attorney’s Office of the National Treasury.

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

a)	Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

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

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

For foreign units, the standardized approach is adopted.  Therefore, the internal models are not used for Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay, and Uruguay units.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

In addition to minimum regulatory capital requirements, BACEN rules established the Additional Common Equity (ACP), corresponding to the sum of the portions of ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the above-mentioned requirements, increase the need for capital over time. The amounts of each one of the portions, as established by CMN Resolution 4,193, are shown in the table below.

Basel III also reformulated the requirements for qualification of instruments eligible for Tier I and Tier II Capital, as regulated in Brazil by CMN Resolution 4,192. This reform includes a phase-out schedule for instruments already considered in capital, issued prior to the effectiveness of the rule, and that do not fully meet the new requirements.

The table below shows the schedule for implementation of Basel III rules in Brazil, as established by BACEN, and the figures refer to the percentage of ITAÚ UNIBANCO HOLDING’s risk-weighted assets.

	From January 1,
Basel III Implentation Calendar	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
Conservation	0%	0.625%	1.25%	1.875%	2.5%
Countercyclical(1)	0%	0%	0%	0%	0%
Systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential Adjustments Deductions	40%	60%	80%	100%	100%

(1) ACPCountercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 3,769, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

Additionally, in March 2015, Circular BACEN 3,751, of March 19, 2015 came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

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

More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Corporate Governance section/Risk and Capital Management – Pillar 3.

b)	Capital Management

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as revising, monitoring and recommending capital-related documents and topics to the Board of Directors.

In order to provide the Board of Directors with necessary information, management reports are prepared to inform on the institution’s capital adequacy, and the projections of capital levels under normal and stress situations. There is a structure that coordinates and consolidates related information and processes, all of them subject to verification by the independent validation, internal controls and audit areas.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Risk appetite

In 2016 ITAÚ UNIBANCO HOLDING revisited its risk appetite policy, established and approved by the Board of Directors, which guides its business strategy. The institute’s risk appetite is based on the following statement issued by the Board of Directors:

“We are a universal bank, operating mostly in Latin America. Supported by our risk culture, we operate within the highest ethical standards and regulatory compliance, seeking increasingly improved results, with low volatility, through an ongoing client relationship, accurate risk pricing, diversified funding and proper use of capital.”

Based on this statement, defined five dimensions, each composed of a series of metrics associated with the main risks involved, by combining supplementary manners of measurement and seeking to reach a comprehensive vision of our exposures:

•	Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.
•	Liquidity: establishes that the institution’s liquidity must withstand long stress periods. It is monitored through the follow-up of liquidity ratios.
•	Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of our portfolios, aimed at the low volatility of results and business sustainability.
•	Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses.
•	Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct.

The Board of Directors is responsible for approving risk appetite limits and guidelines, performing its duties with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

These metrics are monitored from time to time and must respect the defined limits. Monitoring is reported to the risk committees and the Board of Directors, and guides preventive measures to ensure that any exposures are within the limits established and in line with our strategy.

d)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

-	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
-	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
-	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity	12/31/2017	12/31/2016
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	126,924	115,590
Non-controlling Interests	11,942	11,568
Changes in Subsidiaries´ Interests in Capital Transactions	1,482	2,777
Consolidated Stockholders’ Equity (BACEN)	140,348	129,935
Common Equity Tier I Prudential Adjustments	(17,952)	(14,527)
Common Equity Tier I	122,396	115,408
Additional Tier I Prudential Adjustments	57	532
Additional Tier I Capital	57	532
Tier I (Common Equity Tier I + Additional Tier I Capital)	122,453	115,940
Instruments Eligible to Comprise Tier II	19,723	23,488
Tier II Prudential Adjustments	76	49
Tier II	19,799	23,537
Referential Equity (Tier I + Tier II)	142,252	139,477

The table below shows the most significant Prudential Adjustments for ITAÚ UNIBANCO HOLDING. Together, they correspond to more than 90% of the prudential adjustments as at December 31, 2017.

Composition of Prudential Adjustments	12/31/2017	12/31/2016
Goodwill paid on the acquisition of investments	8,123	7,408
Intangible assets	5,456	3,254
Tax credits	5,208	3,678
Surplus of Common Equity Tier I Capital - Noncontrolling interests	286	909
Adjustments relating to the fair value of derivatives used as cash flow hedge, for hedged items that do not have their mark-to-market adjustments accounted for	(1,399)	(1,254)
Other	278	532
Total	17,952	14,527

During 2017, ITAÚ UNIBANCO HOLDING bought back shares in the amount of R$ 3,089. These shares are recorded in line item “Treasury Shares”, which totaled R$ (2,743) as at December 31, 2017. Treasury shares reduce the institution´s Equity, causing its capital base to be decreased.

In this period, the amount of dividends and interest on capital paid / accrued that affected the base of the institution’s capital totaled R$ 10,582. Dividends are deducted from the institution´s Equity, thus reducing the base of its capital. Whereas, interest on capital, which is accounted for as an expense directly in profit (loss), reduces the institution´s net income and, consequently, the base of its capital.

For details on capital requirements, which are not part of its financial statements, are available at www.itau.com.br/investors-relations, Corporate Governance section / Risk and Capital Management – Pillar 3.

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2017, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 12/31/2017

Subordinated financial bills - BRL
	42	2011	2018	IGPM + 7%	64
	30			IPCA + 7.53% to 7.7%	51
	6,373	2012	2018	108% to 113% of CDI	7,347
	461			IPCA + 4.4% to 6.58%	805
	3,782			100% of CDI + 1.01% to 1.32%	3,888
	112			9.95% to 11.95%	193
	2	2011	2019	109% to 109.7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	23
	100			IPCA + 4.7% to 6.3%	173
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6.17%	40
	6	2011	2021	109.25% to 110.5% of CDI	12
	2,307	2012	2022	IPCA + 5.15% to 5.83%	4,199
	20			IGPM + 4.63%	26
	13,269			Total	16,829

Subordinated euronotes - USD
	990	2010	2020	6.20%	3,310
	1,000	2010	2021	5.75%	3,395
	730	2011	2021	5.75% to 6.20%	2,430
	550	2012	2021	6.20%	1,819
	2,600	2012	2022	5.50% to 5.65%	8,752
	1,851	2012	2023	5.13%	6,152
	7,721			Total	25,858

Total					42,687

On December 12, 2017, ITAÚ UNIBANCO HOLDING issued perpetual subordinated notes/AT1, in the total amount of R$ 4.135. The Notes were issued at the fixed rate of 6.125% to be validated until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. The offer price of the Notes was 100%, which will result to investors in a return of 6.125% until the 5th anniversary of the Issue date. The Issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Supplementary Capital of its Referential Equity, thus increased by approximately 0.6 p.p. the Company’s Tier I capitalization ratio, in compliance with CMN Resolution 4,192/13.

e)	Risk-Weighted Assets (RWA)

According to CMN Resolution No. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	12/31/2017	12/31/2016

Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	660,516	669,284
a) Per Weighting Factor (FPR):
FPR at 2%	92	105
FPR at 20%	7,674	8,011
FPR at 35%	15,900	12,056
FPR at 50%	42,896	44,251
FPR at 75%	145,376	142,194
FPR at 85%	75,673	82,494
FPR at 100%	320,976	325,890
FPR at 250%	34,053	33,213
FPR at 300%	3,906	7,357
FPR up to 1250%(*)	2,096	1,608
Derivatives - Changes in the Counterparty Credit Quality	6,417	6,168
Derivatives - Future Potential Gain	5,457	5,937
b) Per Type:
Securities	45,629	45,741
Loan Operations - Retail	114,141	114,481
Loan Operations - Non-Retail	240,815	247,911
Joint Liabilities - Retail	172	205
Joint Liabilities - Non-Retail	45,405	47,108
Loan Commitments - Retail	31,058	27,504
Loan Commitments - Non-Retail	9,017	10,234
Other Exposures	174,279	176,100

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

We present below the breakdown of Risk-weighted assets of market risk (RWAMINT), as follows:

	12/31/2017(1)	12/31/2016(2)

Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	32,893	26,811
Operations subject to interest rate variations	31,076	24,919
Fixed rate denominated in Real	6,119	4,952
Foreign currency coupon	17,153	15,497
Price index coupon	7,804	4,470
Operations subject to commodity price variation	361	353
Operations subject to stock price variation	239	401
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	1,217	1,138
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (2) (a)	26,314	24,130
Market Risk Weighted Assets calculated based on internal methodology (b)	32,915	19,799
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	-	(2,681)
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	32,915	24,130

(1) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

(2) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

At December 31, 2017, RWAMINT totaled R$ 32,915 corresponding to the need for capital calculated through internal models, exceeding 80% of RWAMPAD, which totaled R$ 26,314.

The table below shows the amounts of risk weighted assets for Operational Risk (RWAOPAD):

	12/31/2017	12/31/2016
Risk-weighted assets of operational risk (RWAOPAD)	63,277	37,826
Retail	11,870	10,887
Commercial	24,857	24,166
Corporate finance	2,663	2,789
Negotiation and sales	7,434	(11,026)
Payments and settlement	7,532	3,418
Financial agent services	3,892	3,471
Asset management	5,010	4,109
Retail brokerage	18	12

f)	Capital Adequacy Assessment

Upon annually assessing its capital adequacy, ITAÚ UNIBANCO HOLDING adopts the following flow:

- Identification of risks to which the institution is exposed and analysis of their materiality;

- Evaluation of capital requirements for material risks;

- Development of methodologies for quantifying additional capital;

- Quantification and internal capital adequacy evaluation;

- Capital and Contingency Plan;

- Sending the capital adequacy report to BACEN.

Adopting a prospective attitude to manage its capital, ITAÚ UNIBANCO HOLDING implemented its capital management structure and ICAAP, thus complying with CMN Resolution 3,988, BACEN Circular 3,547 and BACEN Circular Letter 3,774.

The result of the last ICAAP – conducted as of December 2016 – indicated that, in addition to capital to face all material risks, ITAÚ UNIBANCO HOLDING has significant capital surplus, thus assuring the institution’s equity soundness.

g)	Capital Adequacy

ITAÚ UNIBANCO HOLDING, through the ICAAP, assesses the sufficiency of capital to face its risks, represented by regulatory capital for credit, market and operational risk and capital required to cover the other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	12/31/2017	12/31/2016
Tier I	122,453	115,940
Common Equity Tier I	122,396	115,408
Additional Tier I Capital	57	532
Tier II	19,799	23,537
Deductions	-	-
Referential Equity	142,252	139,477
Minimum Referential Equity Required	69,995	72,210
Surplus Capital in relation to the Minimum Referential Equity Required	72,257	67,267
Additional Common Equity Tier I Required (ACPRequired)	11,351	4,570
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,470	2,264

The table below shows the Basel and Fixed Asset Ratios:

	12/31/2017	12/31/2016
Basel Ratio	18.8%	19.1%
Tier I	16.2%	15.9%
Common Equity Tier I	16.2%	15.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.6%	3.2%
Fixed Asset Ratio	23.9%	25.4%
Surplus Capital in Relation to Fixed Assets	37,101	34,298

h)	Stress testing

The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation.

To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis.

Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area.

These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios.

The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities.

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

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged;

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2017

(In millions of Reais, except for share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	69,600	28,748	10,620	108,968	2,082	111,050
Interest margin (1)	38,381	19,426	10,508	68,315	1,276	69,591
Banking service fees	23,963	8,876	46	32,885	1,563	34,448
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	7,256	446	66	7,768	(2,516)	5,252
Other income	-	-	-	-	1,759	1,759
Cost of Credit and Claims	(13,324)	(5,882)	(6)	(19,212)	972	(18,240)
Expenses for allowance for loan and lease losses	(14,005)	(5,053)	(6)	(19,064)	(1,682)	(20,746)
Impairment	-	(1,094)	-	(1,094)	1,094	-
Discounts granted	(785)	(263)	-	(1,048)	1,048	-
Recovery of loans written off as loss	2,688	581	-	3,269	429	3,698
Expenses for claims / recovery of claims under reinsurance	(1,222)	(53)	-	(1,275)	83	(1,192)
Operating margin	56,276	22,866	10,614	89,756	3,054	92,810
Other operating income (expenses)	(37,280)	(14,523)	(1,647)	(53,450)	(7,149)	(60,599)
Non-interest expenses (2)	(32,885)	(13,265)	(831)	(46,981)	(7,137)	(54,118)
Tax expenses for ISS, PIS and COFINS and Other	(4,395)	(1,258)	(816)	(6,469)	(560)	(7,029)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	548	548
Net income before income tax and social contribution	18,996	8,343	8,967	36,306	(4,095)	32,211
Income tax and social contribution	(7,146)	(2,412)	(1,777)	(11,335)	3,392	(7,943)
Non-controlling interest in subsidiaries	(166)	117	(22)	(71)	(294)	(365)
Result of Citibank’s operations	(21)	-	-	(21)	21	-
Net income	11,663	6,048	7,168	24,879	(976)	23,903

(1) Includes net interest and similar income and expenses of R$ 66,365 dividend income of R$ 301, net gain (loss) on investment securities and derivatives of R$ 3,175 and results from foreign exchange results and exchange variation of transactions abroad of R$ (250).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,564 amortization expenses of R$ 1,470 and insurance acquisition expenses of R$ 310.

Total assets (1) - 12/31/2017	970,137	604,384	119,309	1,503,503	(68,534)	1,434,969
Total liabilities - 12/31/2017	934,835	548,185	71,873	1,364,566	(77,603)	1,286,963

(1) Includes:
Investments in associates and joint ventures	1,168	-	3,986	5,154	17	5,171
Goodwill	1,452	6,666	-	8,118	2,598	10,716
Fixed assets, net	5,105	1,290	-	6,395	964	7,359
Intangible assets, net	7,286	1,028	-	8,314	353	8,667

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2016

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	70,496	30,498	9,412	110,406	8,255	118,661
Interest margin (1)	40,073	21,929	9,264	71,266	8,215	79,481
Banking service fees	22,659	8,072	59	30,790	1,128	31,918
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	7,764	497	89	8,350	(2,470)	5,880
Other income	-	-	-	-	1,382	1,382
Cost of Credit and Claims	(15,820)	(10,645)	71	(26,394)	4,272	(22,122)
Expenses for allowance for loan and lease losses	(16,717)	(8,914)	71	(25,560)	1,181	(24,379)
Impairment	(26)	(1,856)	-	(1,882)	1,882	-
Discounts granted	(893)	(318)	-	(1,211)	1,211	-
Recovery of loans written off as loss	3,242	502	-	3,744	(2)	3,742
Expenses for claims / recovery of claims under reinsurance	(1,426)	(59)	-	(1,485)	-	(1,485)
Operating margin	54,676	19,853	9,483	84,012	12,527	96,539
Other operating income (expenses)	(37,202)	(13,410)	(2,387)	(52,999)	(5,348)	(58,347)
Non-interest expenses (2)	(32,883)	(12,034)	(1,616)	(46,533)	(4,371)	(50,904)
Tax expenses for ISS, PIS and COFINS and Other	(4,319)	(1,376)	(771)	(6,466)	(1,505)	(7,971)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	528	528
Net income before income tax and social contribution	17,474	6,443	7,096	31,013	7,179	38,192
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)	(5,964)	(14,610)
Non-controlling interest in subsidiaries	(223)	79	(1)	(145)	(174)	(319)
Net income	10,923	5,441	5,858	22,222	1,041	23,263

(1) Includes net interest and similar income and expenses of R$ 66,369 dividend income of R$ 288, net gain (loss) on investment securities and derivatives of R$ 7,311 and foreign exchange results and exchange variation on transactions of abroad R$ 5,513.
(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,702 amortization expenses of R$ 1,292 and insurance acquisition expenses of R$ 721.

Total assets (1) - 12/31/2016	909,779	585,088	116,401	1,427,084	(73,843)	1,353,241
Total liabilities - 12/31/2016	877,792	525,390	80,810	1,299,869	(81,442)	1,218,427

(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2015

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	71,203	25,898	7,641	104,742	(12,731)	92,011
Interest margin (1)	41,705	18,171	7,513	67,389	(12,781)	54,608
Banking service fees	21,159	7,282	59	28,500	952	29,452
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other income	-	-	-	-	1,279	1,279
Cost of Credit and Claims	(14,601)	(6,055)	98	(20,558)	(777)	(21,335)
Expenses for allowance for loan and lease losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Impairment	-	(85)	-	(85)	85	-
Discounts granted	(708)	(39)	-	(747)	747	-
Recovery of loans written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims / recovery of claims under reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Operating margin	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses (2)	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS and COFINS and Other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Net income	13,073	6,022	4,737	23,832	1,908	25,740
(1) Includes net interest and similar income and expenses of R$ 72,725, dividend income of R$ 98 net gain (loss) on investment securities and derivatives of R$ (11,862) and foreign exchange results and exchange variation on transactions of abroad R$ (6,353).
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

Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 12/31/2017			01/01 to 12/31/2016			01/01 to 12/31/2015
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	129,815	18,101	147,916	154,653	19,954	174,607	117,140	12,532	129,672
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,105	147	5,252	5,748	132	5,880	6,570	102	6,672
Banking service fees	31,296	3,152	34,448	29,061	2,857	31,918	27,072	2,380	29,452
Non-current assets (3)	12,695	3,331	16,026	13,299	2,124	15,423	13,841	995	14,836

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

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

	ITAÚ UNIBANCO HOLDING
		Assets / (liabilities)		Revenue / (expenses)
	Annual rate	12/31/2017	12/31/2016	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Loan operations		96	-	6	-	-
Alpargatas S.A.		96	-	6	-	-
Securities sold under repurchase agreements		(48)	(77)	(5)	(19)	(20)
Duratex S.A.	97.5% to 100% do CDI	(22)	(18)	(2)	(4)	(9)
Elekeiroz S.A.	97.5% of CDI	(5)	(3)	-	(1)	(1)
Itautec S.A.	100.1% of CDI	(2)	(1)	-	(3)	-
Itaúsa Empreendimentos S.A.		-	-	-	(7)	(7)
Olimpia Promoção e Serviços S.A.	100% of Selic	(7)	(14)	(1)	(2)	(1)
Conectcar Soluções de Mobilidade Eletrônica S.A.		-	(24)	-	-	-
Other	60% to 100.1% of CDI	(12)	(17)	(2)	(2)	(2)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(108)	(129)	39	28	20
Itaúsa Investimentos Itaú S.A.		-	-	6	3	2
Olimpia Promoção e Serviços S.A.		(2)	(2)	(23)	(25)	(28)
Fundação Itaú Unibanco - Previdência Complementar		(106)	(127)	47	44	39
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	6	6	5
Other		-	-	3	-	2
Rental revenues (expenses)		-	-	(62)	(59)	(56)
Itaúsa Investimentos Itaú S.A.		-	-	(2)	(2)	(2)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(49)	(44)	(42)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(11)	(13)	(12)
Donation expenses		-	-	(104)	(94)	(84)
Instituto Itaú Cultural		-	-	(93)	(87)	(83)
Associação Cubo Coworking Itaú		-	-	(10)	(6)	-
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)

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

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 12/31/2017	01/01 to 12/31/2016	01/01 to 12/31/2015
Compensation	426	360	459
Board of directors	60	32	27
Executives	366	328	432
Profit sharing	244	251	239
Board of directors	3	2	1
Executives	241	249	238
Contributions to pension plans - executives	9	12	9
Stock option plan – executives	220	263	200
Total	899	885	907

Note 36 – Management risks

Credit risk

1.	Credit risk measurement

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

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

The continuous monitoring of ITAÚ UNIBANCO HOLDING’ portfolio concentration levels, assessing the economic industries and largest enables, allows to take preventive measures to avoid that the established limits are breached.

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
Renegotiated operations past due for over 60 days

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

2.	Credit risk management

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses collateral to increase its recovery capacity in transactions subject to credit risk. Collateral used may be personal security, secured guarantee, legal structures with mitigation power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

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

5.	Credit risk exposure

	12/31/2017			12/31/2016
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,369	22,684	29,053	6,044	16,648	22,692
Securities purchased under agreements to resell	243,918	789	244,707	264,080	971	265,051
Financial assets held for trading	259,374	10,747	270,121	193,903	10,745	204,648
Financial assets designated at fair value through profit or loss	-	1,746	1,746	-	1,191	1,191
Derivatives	12,109	10,734	22,843	13,593	10,638	24,231
Available-for-sale financial assets	66,955	35,329	102,284	53,529	34,748	88,277
Held-to-maturity financial assets	26,501	10,059	36,560	27,436	13,059	40,495
Loan operations and lease operations	301,554	163,918	465,472	305,394	158,000	463,394
Other financial assets	53,787	5,781	59,568	47,914	6,003	53,917
Off balance sheet	280,032	43,797	323,829	259,854	39,973	299,827
Financial Guarantees Provided	60,062	10,427	70,489	62,172	8,621	70,793
Letters of credit to be released	9,214	-	9,214	6,660	-	6,660
Commitments to be released	210,756	33,370	244,126	191,022	31,352	222,374
Mortgage loans	3,218	-	3,218	4,389	-	4,389
Overdraft accounts	93,284	-	93,284	87,239	-	87,239
Credit cards	109,196	2,679	111,875	96,497	1,273	97,770
Other pre-approved limits	5,058	30,691	35,749	2,897	30,079	32,976
Total	1,250,599	305,584	1,556,183	1,171,747	291,976	1,463,723

The table above presents the maximum exposure at December 31, 2017 and December 31, 2016, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of Financial Guarantees Provided and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to Loan Operations, Financial Assets Held for Trading, and Securities Purchased Under Agreements to Resell, in addition to Financial Guarantees Provided and Other Commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	89.0% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 4.8% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	6.1% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1 Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2017%		12/31/2016%
Public sector	2,366	0.5	3,051	0.6
Industry and commerce	106,620	21.6	112,067	22.8
Services	113,981	23.1	118,102	24.1
Natural resources	23,013	4.7	24,362	5.0
Other sectors	3,642	0.7	2,839	0.6
Individuals	243,745	49.4	229,945	46.9
Total	493,367	100.0	490,366	100.0

b)	Other financial assets (*)

	12/31/2017%		12/31/2016%
Natural resources	2,836	0.4	2,466	0.4
Public sector	328,293	46.4	249,745	38.7
Industry and commerce	11,299	1.6	10,435	1.6
Services	85,431	12.1	2,741	0.4
Other sectors	5,141	0.7	93,165	14.4
Individuals	554	0.1	290	0.0
Financial	273,760	38.7	287,743	44.5
Total	707,314	100.0	646,585	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (financial guarantees provided, letters of credit and commitments to be released) are not categorized or managed by business sector.

6. Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2017				12/31/2016
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower risk	357,710	10,601	-	368,311	363,954	5,543	-	369,497
Satisfactory	69,671	7,014	-	76,685	62,883	6,904	-	69,787
Higher risk	12,147	6,207	-	18,354	13,767	6,998	-	20,765
Impairment	-	-	30,017	30,017	-	-	30,317	30,317
Total	439,528	23,822	30,017	493,367	440,604	19,445	30,317	490,366
%	89.1%	4.8%	6.1%	100.0%	89.8%	4.0%	6.2%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2017					12/31/2016
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	127,124	43,157	10,030	9,842	190,153	122,112	38,910	11,362	10,763	183,147
Credit cards	47,346	14,362	1,521	3,421	66,650	42,432	11,212	1,866	3,512	59,022
Personal	6,332	7,303	7,500	4,058	25,193	6,414	6,298	8,264	4,837	25,813
Payroll loans	26,189	16,267	493	1,470	44,419	26,624	15,972	609	1,431	44,636
Vehicles	10,492	2,689	426	476	14,083	11,378	2,911	554	591	15,434
Mortgage loans	36,765	2,536	90	417	39,808	35,264	2,517	69	392	38,242

Corporate	89,897	3,102	3	14,615	107,617	102,162	5,447	7	14,138	121,754

Small and medium businesses	43,536	9,202	3,820	2,895	59,453	40,534	10,084	4,671	3,646	58,935

Foreign loans - Latin America	107,754	21,224	4,501	2,665	136,144	104,689	15,346	4,725	1,770	126,530
Total	368,311	76,685	18,354	30,017	493,367	369,497	69,787	20,765	30,317	490,366
%	74.7%	15.5%	3.7%	6.1%	100.0%	75.4%	14.2%	4.2%	6.2%	100.0%

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2017				12/31/2016
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	89,372	2,927	3	92,302	101,612	5,076	7	106,695

II- Collectively-evaluated

Individuals	121,121	38,919	6,610	166,650	120,221	34,851	7,155	162,227
Credit card	47,005	13,599	937	61,541	42,158	10,445	1,083	53,686
Personal	6,174	6,746	5,239	18,159	6,317	5,864	5,538	17,719
Payroll loans	25,771	15,817	362	41,950	26,383	15,606	447	42,436
Vehicles	9,763	1,848	48	11,659	10,821	1,947	68	12,836
Mortgage loans	32,408	909	24	33,341	34,542	989	19	35,550

Small and medium businesses	42,704	8,262	2,684	53,650	39,983	9,011	3,235	52,229

Foreign loans and Latin America	104,513	19,563	2,850	126,926	102,138	13,945	3,370	119,453

Total	357,710	69,671	12,147	439,528	363,954	62,883	13,767	440,604

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2017				12/31/2016
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	9,653	2,543	1,466	13,662	5,976	2,772	1,410	10,158
Credit card	851	383	454	1,688	937	442	446	1,825
Personal	1,730	836	410	2,976	1,850	993	414	3,257
Payroll loans	674	174	151	999	439	168	161	768
Vehicles	1,450	359	138	1,947	1,382	448	177	2,007
Mortgage loans	4,948	791	313	6,052	1,368	721	212	2,301

Corporate	649	17	33	699	790	72	58	920

Small and medium businesses	2,089	609	210	2,908	1,928	816	316	3,060

Foreign loans - Latin America	4,973	1,076	504	6,553	3,965	899	443	5,307
Total	17,364	4,245	2,213	23,822	12,659	4,559	2,227	19,445

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2017
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	273,760	270,088	1,746	21,210	98,362	34,785	699,951
Satisfactory	-	6	-	1,262	46	-	1,314
Higher risk	-	27	-	371	614	-	1,012
Impairment	-	-	-	-	3,262	1,775	5,037
Total	273,760	270,121	1,746	22,843	102,284	36,560	707,314
%	38.7	38.2	0.2	3.2	14.5	5.2	100.0

12/31/2016
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	287,743	204,621	1,191	23,943	83,974	39,008	640,480
Satisfactory	-	19	-	87	980	294	1,380
Higher Risk	-	8	-	201	1,227	-	1,436
Impairment	-	-	-	-	2,096	1,193	3,289
Total	287,743	204,648	1,191	24,231	88,277	40,495	646,585
%	44.4	31.7	0.2	3.7	13.7	6.3	100.0

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2017				12/31/2016
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	52,635	132,006	1,080	1,029	51,587	128,555	790	743
Personal	373	1,398	901	864	443	1,297	682	652
Vehicles	13,622	34,367	178	164	13,039	35,995	107	90
Mortgage loans	38,640	96,241	1	1	38,105	91,263	1	1

Small, medium businesses and corporate	117,019	339,741	11,248	8,688	122,353	368,937	12,324	6,729

Foreign loans - Latin America	105,425	175,476	10,262	3,598	97,374	155,923	9,420	4,803

Total	275,079	647,223	22,590	13,315	271,314	653,415	22,534	12,275

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 195,698 (R$ 196,518 at 12/31/2016).

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

Individuals

Personal – This category of credit products usually requires collateral, focusing on financial guarantees provided.

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

The amounts below represent total assets repossessed in the period:

	01/01 to 12/31/2017	01/01 to 12/31/2016
Real estate not for own use	144	13
Residential properties - mortgage loans	315	411
Vehicles - linked to loan operations	2	14
Other (vehicles / furniture / equipments) - dation	240	172
Total	701	610

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

The institutional policy on market risk management is in line with CMN Resolution No. 3,464, as amended, comprising a set of principles that guide the strategy for control and management of market risks of the whole institution.

ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

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

The CMN has regulations that establish the segregation of exposure to market risk in risk factors, such as interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same governance structure of limits.

The limit and warning structure is aligned with the Board of Directors’ structure, and it is reviewed and approved on an annual basis. This structure has specific limits that aim at improvement the monitoring process and understanding of risks, as well as avoid their concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

Aiming at adjusting risks to the established limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments. Derivatives are the instruments most frequently used to carry out these hedge activities, and they may be characterized as accounting or economic hedge, both governed by the internal policies at ITAÚ UNIBANCO HOLDING.

For a detailed vision of the accounting hedge topic, see Note 9 – Accounting Hedge.

Market risk management follows the segregation of operations in Trading Portfolio and Banking Portfolio, pursuant to the general criteria set forth in CMN Resolution No. 3,464, and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are carried out for trading purposes. The banking portfolio is mainly characterized by the operations arising from banking activities and related to the management of the institutions’ balance sheet, conducted with no intent of trading and with a horizon of time of medium and long terms.

Market risk management is conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies.

From January 1 to December 31, 2017, the average total VaR in Historical Simulation was R$ 409.9, or 0.28% of total stockholders’ equity (throughout 2016 it was R$ 236.6 or 0.18% of total stockholders’ equity).

	VaR Total - Historical Simulation
	12/31/2017				12/31/2016
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

Risk factor group
Interest rates	721.0	583.6	1,311.9	764.7	482.5	323.7	607.4	607.4
Currencies	20.4	6.5	50.2	11.9	18.4	6.8	33.2	17.0
Shares	45.4	38.5	54.9	46.4	45.2	34.0	63.3	44.3
Commodities	1.5	0.7	4.0	0.8	1.7	0.7	4.0	0.8
Effect of diversification				(451.5)				(339.7)
Total risk	409.9	304.8	874.0	372.3	236.6	155.1	341.5	329.8

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

Position of accounts subject to interest rate risk (1)

	12/31/2017						12/31/2016
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	268,066	354,855	103,805	389,992	178,010	1,294,728	389,843	219,332	95,331	347,743	167,400	1,219,649
Interbank deposits	21,645	3,511	2,883	1,011	3	29,053	13,286	4,676	3,541	1,189	-	22,692
Securities purchased under agreements to resell	42,615	201,894	2	28	168	244,707	201,525	63,180	35	281	30	265,051
Central Bank compulsory deposits	94,047	-	-	-	-	94,047	82,698	-	-	-	-	82,698
Held-for-trading financial assets	14,052	16,841	17,518	168,558	53,152	270,121	6,971	14,194	13,041	118,050	52,392	204,648
Financial assets held for trading and designated at fair value through profit or loss	-	-	1,041	705	-	1,746	-	-	1,191	-	-	1,191
Available-for-sale financial assets	5,034	9,040	12,033	44,722	31,455	102,284	5,994	10,539	7,103	38,969	25,672	88,277
Held-to-maturity financial assets	9,456	335	505	9,437	16,827	36,560	1,370	528	600	19,376	18,621	40,495
Derivatives	7,978	3,003	2,360	6,681	2,821	22,843	5,815	5,470	2,826	6,940	3,180	24,231
Loan and lease operations portfolio	73,239	120,231	67,463	158,850	73,584	493,367	72,184	120,745	66,994	162,938	67,505	490,366
Interest-bearing liabilities	376,492	93,736	87,850	290,677	56,451	905,206	325,241	90,652	111,907	287,433	62,298	877,531
Savings deposits	119,980	-	-	-	-	119,980	108,250	-	-	-	-	108,250
Time deposits	27,798	32,350	22,570	126,435	2,647	211,800	30,555	28,248	17,110	78,032	2,329	156,274
Interbank deposits	88	908	669	451	66	2,182	1,176	1,918	625	36	2	3,757
Deposits received under repurchase agreements	208,261	7,362	25,185	57,146	14,680	312,634	172,411	6,844	55,314	97,056	17,539	349,164
Interbank market	8,570	34,108	30,736	48,005	8,197	129,616	6,535	38,590	30,227	50,590	9,541	135,483
Institutional market	4,188	16,495	5,343	43,911	28,545	98,482	951	11,490	6,612	46,883	30,303	96,239
Derivatives	7,596	2,491	3,325	11,109	2,225	26,746	5,294	3,555	1,961	11,394	2,494	24,698
Financial liabilities held for trading	11	22	22	319	91	465	69	7	58	295	90	519
Liabilities for capitalization plans	-	-	-	3,301	-	3,301	-	-	-	3,147	-	3,147
Difference asset / liability (2)	(108,426)	261,119	15,955	99,315	121,559	389,522	64,602	128,680	(16,576)	60,310	105,102	342,118
Cumulative difference	(108,426)	152,693	168,648	267,963	389,522		64,602	193,282	176,706	237,016	342,118
Ratio of cumulative difference to total interest-bearing assets	(8.4)%	11.8%	13.0%	20.7%	30.1%		5.3%	15.8%	14.5%	19.4%	28.1%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Position of accounts subject to currency risk

	12/31/2017
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	4,958	2,527	2,990	10,475
Interbank deposits	8,473	469	13,742	22,684
Securities purchased under agreements to resell	195	-	594	789
Financial assets held for trading	6,869	158	3,720	10,747
Financial assets designated at fair value through profit or loss	1,746	-	-	1,746
Derivatives	4,047	6,203	484	10,734
Available-for-sale financial assets	19,264	10,881	5,184	35,329
Held-to-maturity financial assets	9,605	-	454	10,059
Loan operations and lease operations portfolio, net	42,038	80,316	41,564	163,918
Total assets	97,195	100,554	68,732	266,481

	12/31/2017
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	42,891	52,393	47,357	142,641
Securities sold under repurchase agreements	14,489	238	2,295	17,022
Financial liabilities held for trading	465	-	-	465
Derivatives	5,381	5,541	324	11,246
Interbank market debt	26,661	5,862	4,072	36,595
Institutional market debt	37,367	29,565	3,047	69,979
Total liabilities	127,254	93,599	57,095	277,948

Net position	(30,059)	6,955	11,637	(11,467)

	12/31/2016
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,719	1,581	3,164	11,464
Central Bank compulsory deposits	81	-	5,288	5,369
Interbank deposits	8,860	1,007	6,781	16,648
Securities purchased under agreements to resell	199	112	660	971
Financial assets held for trading	6,833	305	3,607	10,745
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191
Derivatives	5,313	4,873	452	10,638
Available-for-sale financial assets	22,513	8,337	3,898	34,748
Held-to-maturity financial assets	12,519	-	540	13,059
Loan operations and lease operations portfolio, net	43,641	73,325	41,034	158,000
Total assets	107,869	89,540	65,424	262,833

	12/31/2016
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	37,824	51,330	47,331	136,485
Securities sold under securities repurchase agreements	18,353	27	2,558	20,938
Financial liabilities held for trading	519	-	-	519
Derivatives	4,783	4,105	282	9,170
Interbank market debt	34,659	5,932	2,451	43,042
Institutional market debt	37,077	23,643	3,284	64,004
Total liabilities	133,215	85,037	55,906	274,158

Net position	(25,346)	4,503	9,518	(11,325)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the possibility of the institution not being able to efficiently honor its expected and unexpected, current and future obligations, including those arising from guarantee binding, without affecting its daily operations and not incurring in significant losses.

Policies and procedures

Liquidity risk control is performed by an area independent of the business areas and is responsible for determining the composition of the reserve; proposing assumptions for the behavior of cash flow; identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risk in different time horizons; proposing and monitoring liquidity risk limits consistent with the institution’s appetite for risk, reporting possible mismatches; considering the liquidity risk individually in the countries where ITAÚ UNIBANCO HOLDING operates; simulating the behavior of cash flow under stress conditions; assessing and reporting in advance the risks inherent in new products and transactions, and reporting the information required regulatory bodies. All activities are subject to checking by validation, internal control and audit independent areas.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of collaterals and guarantees, and credit facilities contracted and not used. This process is conducted by means of corporate systems and proprietary applications developed and managed in-house.

The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies.

Additionally, and in compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

In compliance with BACEN Circular Letter 3.775, of July 14, 2016, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil, which is reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	4rd quarter 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	187,090
Total potential cash outflows (3)	98,356
Liquidity Coverage Ratio (%)	190.2%

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

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 622,1 billion (R$ 612.7 billion at 12/31/2016), particularly funding from time deposits. A considerable portion of these funds – 36.6% of total, or R$ 277.5 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	12/31/2017			12/31/2016
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	216,842	402,938		201,113	329,414
Demand deposits	68,973	68,973	11.1	61,133	61,133	10.0
Savings deposits	119,980	119,980	19.3	108,250	108,250	17.7
Time deposits	27,798	211,800	34.0	30,554	156,274	25.5
Other	91	2,185	0.4	1,176	3,757	0.6
Funds from acceptances and issuance of securities (1)	6,820	107,581	17.3	3,091	93,711	15.3
Funds from own issue (2)	2,570	58,837	9.5	2,561	132,149	21.6
Subordinated debt	1,315	52,696	8.5	628	57,420	9.4
Total	227,547	622,052	100.0	207,393	612,694	100.0

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

During the period of 2017, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 164.3 billion and accounted for 72.2% of the short term redeemable obligations, 26.4% of total funding, and 17.6% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2017%	12/31/2016%
Net assets (1) / funds within 30 days (2)	72.2	84.2
Net assets (1) / total funds (3)	26.4	28.5
Net assets (1) / total assets (4)	17.6	19.0

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 933,686 (R$ 918,080 at 12/31/2016).

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2017					12/31/2016
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	18,749	-	-	-	18,749	18,542	-	-	-	18,542

Interbank investments	93,218	173,663	673	508	268,062	219,066	58,275	1,171	292	278,804
Securities purchased under agreements to resell – Funded position (2)	38,833	-	-	-	38,833	77,452	-	-	-	77,452
Securities purchased under agreements to resell – Financed position	31,238	167,061	-	-	198,299	128,303	49,749	-	-	178,052
Interbank deposits (4)	23,147	6,602	673	508	30,930	13,311	8,526	1,171	292	23,300

Securities	110,667	24,960	16,717	76,923	229,267	82,163	16,757	12,415	74,479	185,814
Government securities - available	103,447	152	232	5,052	108,883	75,310	20	40	6,088	81,458
Government securities – subject to repurchase commitments	203	15,677	9,107	19,270	44,257	556	4,732	5,990	14,808	26,086
Private securities - available	7,007	8,577	5,541	45,885	67,010	6,297	11,728	5,424	47,866	71,315
Private securities – subject to repurchase commitments	10	554	1,837	6,716	9,117	-	277	961	5,717	6,955

Derivative financial instruments	7,978	5,363	2,756	6,746	22,843	5,815	8,296	3,159	6,961	24,231
Net position	7,978	5,363	2,756	6,746	22,843	5,815	8,296	3,159	6,961	24,231
Swaps	189	1,258	1,661	6,082	9,190	828	1,967	1,497	6,250	10,542
Option	430	1,748	865	294	3,337	354	2,881	1,397	160	4,792
Forward (onshore)	6,529	382	-	-	6,911	3,947	1,024	-	-	4,971
Other derivative financial instruments	830	1,975	230	370	3,405	686	2,424	265	551	3,926
Loan and lease operations portfolio (3)	57,505	152,660	71,107	201,881	483,153	61,602	176,002	81,224	211,908	530,736

Total financial assets	288,117	356,646	91,253	286,058	1,022,074	387,188	259,330	97,969	293,640	1,038,127

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 98,837 (R$ 85,700 at 12/31/2016), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 3,664 (R$ 4,329 at 12/31/2016) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 53,687 (R$ 43,837 at 12/31/2016) and the amount of liabilities from transactions related to credit assignments R$ 4,931 (R$ 5,711 at 12/31/2016).

(4) Includes R$ 6,689 related to Compulsory Deposits with Central Banks of other countries

Undiscounted future flows except for derivatives	12/31/2017					12/31/2016
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total

Deposits	222,782	61,672	16,500	152,961	453,915	201,167	44,545	13,106	107,055	365,873
Demand deposits	68,973	-	-	-	68,973	61,133	-	-	-	61,133
Savings deposits	119,980	-	-	-	119,980	108,250	-	-	-	108,250
Time deposit	33,114	60,272	16,445	152,903	262,734	30,295	41,971	13,088	107,033	192,387
Interbank deposits	712	1,400	55	58	2,225	1,489	2,574	18	22	4,103
Other deposits	3	-	-	-	3	-	-	-	-	-

Compulsory deposits	(40,538)	(18,197)	(4,644)	(35,458)	(98,837)	(42,314)	(13,885)	(3,985)	(25,516)	(85,700)
Demand deposits	(4,790)	-	-	-	(4,790)	(8,092)	-	-	-	(8,092)
Savings deposits	(26,008)	-	-	-	(26,008)	(24,791)	-	-	-	(24,791)
Time deposit	(9,740)	(18,197)	(4,644)	(35,458)	(68,039)	(9,431)	(13,885)	(3,985)	(25,516)	(52,817)

Securities sold under repurchase agreements (1)	232,970	35,234	30,404	39,444	338,052	209,521	59,771	42,410	87,069	398,771
Government securities	202,545	3,197	8,260	27,680	241,682	168,301	5,600	5,764	33,812	213,477
Private securities	8,020	31,348	22,144	11,764	73,276	13,753	54,171	36,646	53,257	157,827
Foreign	22,405	689	-	-	23,094	27,467	-	-	-	27,467

Funds from acceptances and issuance of securities (2)	7,093	43,463	21,325	52,837	124,718	3,003	35,659	28,974	36,858	104,494

Borrowing and onlending (3)	3,975	37,132	9,839	19,807	70,753	5,077	46,527	11,000	20,943	83,547

Subordinated debt (4)	1,061	13,402	2,054	49,454	65,971	271	13,501	16,621	41,043	71,436

Derivative financial instruments	7,596	5,816	4,877	8,457	26,746	5,294	5,516	3,726	10,162	24,698
Net position	7,596	5,816	4,877	8,457	26,746	5,294	5,516	3,726	10,162	24,698
Swaps	65	2,364	3,747	7,516	13,692	461	1,702	2,352	8,706	13,221
Option	332	1,299	889	273	2,793	837	1,888	1,116	711	4,552
Forward (onshore)	6,272	-	-	-	6,272	3,530	-	-	-	3,530
Other derivative financial instruments	927	2,153	241	668	3,989	466	1,926	258	745	3,395

Total financial liabilities	434,939	178,522	80,355	287,502	981,318	382,019	191,634	111,852	277,614	963,119

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

F-160

	12/31/2017					12/31/2016
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Financial Guarantees Provided	1,749	17,563	5,451	45,726	70,489	1,645	16,203	5,603	47,342	70,793
Commitments to be released	98,310	27,857	7,307	110,652	244,126	90,279	42,522	11,657	77,916	222,374
Letters of credit to be released	9,214	-	-	-	9,214	6,660	-	-	-	6,660
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	432	460	273	1,165	-	310	-	-	310
Total	109,273	45,852	13,218	156,651	324,994	98,584	59,035	17,260	125,258	300,137

Social and Environmental Risk

ITAÚ UNIBANCO HOLDING’s social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING.

The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical support of the legal and risk control areas, which have a dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved of ITAÚ UNIBANCO HOLDING. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities.

ITAÚ UNIBANCO HOLDING consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, ITAÚ UNIBANCO HOLDING has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING has been awarded.

Note 37 – Supplementary information

Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (PRUDENTIAL) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (ITAÚ SEGUROS), controlled by ITAÚ UNIBANCO HOLDING, were sold.

To complete the transaction, ITAÚ SEGUROS was split and group life insurance operations were transferred to IU Seguros S.A., whose total capital was sold to PRUDENTIAL on April 1, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING’s strategy to focus on massive insurance products and services, typically associated with retail banking.

Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700. Such amounts are subject to contractual adjustments (FIRST ACQUISITION).

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of Group XP will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to Group XP.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

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

The majority of our business is comprised by operations with individuals and corporates, which have grown organically and without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset for the periods indicated in the table below:

	2017			2016			2015
Assets	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-earning assets (1)	1,226,148	144,690	11.8	1,151,431	161,495	14.0	1,070,449	147,789	13.8
Interbank deposits	29,640	744	2.5	26,914	678	2.5	29,489	1,628	5.5
Securities purchased under agreements to resell	262,150	25,712	9.8	252,737	34,162	13.5	204,362	27,572	13.5
Central Bank compulsory deposits	90,189	7,201	8.0	72,031	6,920	9.6	63,418	5,748	9.1
Financial assets held for trading	226,514	22,944	10.1	179,035	23,669	13.2	152,687	19,826	13.0
Available-for-sale financial assets	92,588	8,886	9.6	87,678	11,160	12.7	82,744	8,979	10.9
Held-to-maturity financial assets	38,512	2,896	7.5	41,384	3,788	9.2	38,295	3,758	9.8
Loan operations and lease operations (accrual)	432,501	75,584	17.5	438,081	80,118	18.3	445,583	79,392	17.8
Other Financial Assets	54,055	723	1.3	53,570	1,000	1.9	53,871	886	1.6
Non-interest-earning assets	143,022			159,779			115,597
Cash and deposits on demand	19,027			21,204			19,159
Central Bank compulsory deposits	3,806			3,782			3,797
Derivatives	21,635			28,904			24,276
Non-accrual loans	19,066			21,487			18,559
Allowance for loan and lease losses	(27,274)			(28,902)			(24,526)
Fixed assets, net	7,647			8,176			8,618
Investments in unconsolidated companies	5,087			4,790			4,219
Goodwill	9,890			6,286			2,011
Intangible assets, net	7,634			8,336			6,225
Tax assets	41,150			47,265			43,212
Assets held for sale	685			570			341
Other assets	34,669			37,881			9,706
Total	1,369,170			1,311,210			1,186,046

(1) For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".

	2017			2016			2015
Liabilities	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-bearing liabilities	1,016,569	78,325	7.7	969,461	95,125	9.8	875,904	75,064	8.6
Interest-bearing deposits	287,398	13,340	4.6	244,121	14,701	6.0	236,315	13,587	5.7
Savings deposits	110,411	6,393	5.8	106,838	7,501	7.0	114,500	7,720	6.7
Deposits from banks and time deposits	176,987	6,946	3.9	137,283	7,200	5.2	121,815	5,867	4.8
Securities sold under repurchase agreements	328,721	33,082	10.1	339,416	45,932	13.5	297,509	32,879	11.1
Interbank market debt and Institutional market debt	229,178	16,911	7.4	240,563	16,596	6.9	219,463	15,999	7.3
Interbank market debt	133,894	10,059	7.5	144,968	8,347	5.8	134,637	7,970	5.9
Institutional market debt	95,284	6,852	7.2	95,595	8,249	8.6	84,826	8,030	9.5
Reserves for insurance and private pension and Liabilities for capitalization plans	171,024	14,918	8.7	144,387	17,790	12.3	121,856	12,557	10.3
Other interest-bearing liabilities	248	74	30.0	974	106	10.9	761	42	5.5
Non-interest bearing liabilities	212,633			214,024			203,376
Non-interest bearing deposits	61,844			61,895			54,148
Derivatives	23,195			29,752			29,488
Other non-interest-bearing liabilities	127,594			122,377			119,740
Total stockholders’ equity attributed to the owners of the parent company	127,590			117,844			105,034
Non-controlling interests	12,378			9,880			1,732
Total	1,369,170			1,311,210			1,186,046

Changes in interest income and expenses – volume and rate analysis

The table below sets forth the allocation of the changes in our interest income and expenses in terms of average volume and changes in the average yields/rates for the periods indicated. Volume balance and rate variations have been calculated based on variations of average balances over the period and changes in average interest yield/rates on interest earning assets and interest-bearing liabilities from one period to the other.

	Increase/(decrease) due to changes in:
	2017-2016			2016-2015			2015-2014
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	(4,462)	(12,345)	(16,805)	10,158	3,547	13,706	15,027	12,647	27,674
Interbank deposits	68	(2)	67	(131)	(819)	(950)	301	41	342
Securities purchased under agreements to resell	1,327	(9,778)	(8,451)	6,539	52	6,591	4,001	5,641	9,642
Central Bank compulsory deposits	852	(571)	281	813	358	1,171	(733)	578	(156)
Financial assets held for trading	(6,128)	5,403	(725)	3,477	366	3,843	2,166	2,532	4,698
Available-for-sale financial assets	670	(2,944)	(2,274)	559	1,622	2,181	403	1,303	1,707
Held-to-maturity financial assets	(250)	(643)	(892)	181	(151)	30	1,371	40	1,411
Loan and lease operations (accrual)	(1,010)	(3,524)	(4,534)	(1,275)	2,000	726	7,434	2,710	10,144
Other Financial Assets	9	(286)	(277)	(5)	119	114	83	(198)	(115)
Interest-bearing liabilities	3,925	(20,726)	(16,801)	9,342	10,719	20,060	11,420	(9,333)	2,087
Interest-bearing deposits	981	(2,342)	(1,362)	446	669	1,114	276	1,247	1,523
Saving deposits	131	(1,239)	(1,108)	(572)	354	(219)	191	624	815
Interbank deposits	(557)	(817)	(1,375)	(138)	659	521	485	(115)	370
Time deposits	1,407	(286)	1,121	1,156	(344)	812	(400)	738	338
Securities sold under repurchase agreements	(1,407)	(11,444)	(12,850)	5,032	8,020	13,053	3,279	2,829	6,109
Interbank market debt and Institutional market debt	(600)	914	315	1,308	(711)	596	6,595	(15,695)	(9,100)
Interbank market debt	(573)	2,284	1,712	586	(208)	377	3,444	(9,878)	(6,434)
Institutional market debt	(27)	(1,370)	(1,397)	722	(503)	219	3,151	(5,816)	(2,666)
Reserves for insurance and private pension and Liabilities for capitalization	4,926	(7,798)	(2,872)	2,542	2,691	5,233	1,262	2,307	3,569
Other Interest-bearing liabilities	24	(56)	(32)	14	50	64	8	(22)	(14)

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

Net interest margin and spread

The table below sets forth our average interest-earning assets, total average interest bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the periods indicated.

	2017	2016	2015
	(In millions of R$, except percentages)
Total average interest-earning assets	1,226,148	1,151,430	1,070,450
Total average interest-bearing liabilities	1,016,569	969,461	875,904
Net interest income (1)	66,365	66,370	72,725
Average yield on average interest-earning assets (2)	11.8%	14.0%	13.8%
Average rate on average interest-bearing liabilities (3)	7.7%	9.8%	8.6%
Net interest spread (4)	4.1%	4.2%	5.2%
Net interest margin (5)	5.4%	5.8%	6.8%

(1) Is the sum of total interest income less total interest expense.

(2) Total interest income divided by total average interest-earning assets.

(3) Total interest expense divided by total average interest-bearing liabilities.

(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(5) Net interest income divided by total average interest-earning assets.

Return on equity and assets

The following table sets forth certain data with respect to return on equity and assets for the periods indicated below.

	2017	2016	2015
	(In millions of R$, except percentages)
Net income attributable to owners of the parent company	23,903	23,263	25,740
Average total assets	1,369,170	1,311,210	1,186,046
Average stockholders' equity	127,590	117,844	105,034
Net income as a percentage of average total assets (1)	1.7%	1.8%	2.2%
Net income as a percentage of average stockholder's equity (1)	19.7%	20.1%	24.8%
Average stockholder's equity as a percentage of average total assets	9.3%	9.0%	8.9%
Dividend payout ratio per share (2)	70.6%	45.0%	30.6%

(1) Attributable to owners of the parent company.

(2) Dividend and interest on stockholders’ equity per share divided by earnings per share. Please refer to section Our profile, item In numbers, Selected Financial Data for additional information on the computation of both dividend and interest on shareholders’ equity and basic earnings per share.

Note: Payout calculated considering the recurring net income based on BRGAAP figures.

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

Please refer to section Our risk management, item Risk factors, Macroeconomic risks, item Foreign exchange, for further details.

The table below sets forth information on the selling rate for U.S. dollars and euro as reported by the Central Bank for the periods and dates indicated.

	Exchange Rate of Brazilian Currency per US$1.00				Exchange Rate of Brazilian Currency per €1.00
Year	Low	High	Average (1)	Year-End	Low	High	Average (1)	Year-End
2013	1.9528	2.4457	2.1741	2.3426	2.5347	3.2682	2.8947	3.2265
2014	2.1974	2.7403	2.3599	2.6562	2.8900	3.4320	3.1113	3.2270
2015	2.5754	4.1949	3.3876	3.9048	2.9080	4.7209	3.7358	4.2504
2016	3.1193	4.1558	3.4500	3.2591	3.3879	4.5032	3.8043	3.4384
2017	3.0510	3.3807	3.2031	3.3080	3.2455	3.9693	3.6502	3.9693
2018 (through April 18, 2018)	3.1391	3.4263	3.2667	3.3844	3.8617	4.2394	4.0169	4.1902

Source: Economatica System.

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00				Exchange Rate of Brazilian Currency per €1.00
Month	Low	High	Average (1)	Month-End	Low	High	Average (1)	Month-End
October 2017	3.1315	3.2801	3.1912	3.2769	3.6698	3.8256	3.7500	3.8140
November 2017	3.2136	3.2920	3.2594	3.2616	3.7710	3.8839	3.8280	3.8839
December 2017	3.2322	3.3332	3.2919	3.3080	3.8152	3.9693	3.8961	3.9693
January 2018	3.1391	3.2697	3.2106	3.1624	3.8617	3.9624	3.9187	3.9404
February 2018	3.1730	3.2821	3.2415	3.2449	3.9482	4.0364	4.0024	3.9585
March 2018	3.2246	3.3380	3.2792	3.3238	3.9728	4.1274	4.0443	4.0850
April 2018 (through April 18, 2018)	3.3104	3.4263	3.3762	3.3844	4.0595	4.2394	4.1590	4.1902

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

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances

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

According to the provisions of the ADS deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed or if the exemption from registration is not available, U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights.

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

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank of Brazil either as (i) a Foreign Direct Investment, subject to Law No. 4131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable.

The tax treatment for the remittance of dividends and distributions on, and the proceeds from any sale of, our preferred shares is less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return on capital on a timely manner.

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

Taxation for ADS holders

This summary is based upon tax laws of Brazil and the United States in effect as of the date hereof, and contains a description of the main Brazilian and U.S. federal income tax considerations regarding the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters, considering that laws are subject to change and to differing interpretations (possibly with retroactive effect). Although there is no income tax treaty between Brazil and the United States in place, the tax authorities of the two countries have agreed on applicable provisions of reciprocal tax treatment as to compensation of tax withheld at the source country and in the residence country. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. Holder (as defined below) of our preferred shares or ADSs.

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

Non-resident holders resident or domiciled in tax haven jurisdictions

In accordance with Brazilian law, as regulated by Article 1 of Normative Ruling No. 1,037 of June 4th, 2010, as amended, a “tax haven” is defined as a country or location (a) that does not impose any income tax or where the maximum income tax rate is 20%, or 17% as further detailed below (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax haven jurisdictions has been published per such Normative Ruling. Non-Resident Holders resident or domiciled in tax haven jurisdictions may be subject to withholding tax in Brazil at higher rates than Non-Resident Holders not resident or domiciled in tax havens, as described below.

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

Taxation of interest on net equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to also make payments of interest on capital in addition to dividend distributions. Please refer to section Our risk management, item Regulatory environment, Taxation for further information. Currently, payments of interest on capital are subject to withholding tax at a general rate of 15%, or 25% in the case of a Non-Resident Holder that is resident or domiciled in a tax haven jurisdiction.

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

(c) Sales or other dispositions of our preferred shares

Non-Resident Holders not resident or domiciled in tax haven jurisdictions that register their portfolio according to CMN Resolution No. 4,373/14 benefit from a special tax treatment according to which any capital gain arising from the sale of securities within Brazilian stock exchanges is exempt from income tax. On the other hand, sale of shares not registered according to CMN Resolution No. 4,373/14 or made outside Brazilian stock exchanges is generally subject to 15% capital gain tax.

Such special treatment is not applicable to Non-Resident Holders resident or domiciled in tax haven jurisdictions, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in the financial markets, including stock exchanges and over-the-counter markets. The taxation rate is then generally of 15%. If such Non-Resident Holders sell shares outside the financial markets, the income taxation rate will instead be of 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) will not be subject to Brazilian taxation. The gains from the sale or assignment of preemptive rights will be subject to the Brazilian income tax according to the same rules applicable to disposition of shares or ADSs.

Tax on financial transactions IOF/Exchange (IOF/FX) and IOF/Securities

According to the Decree No. 6,306/2007, and further amendments, Tax on financial transactions may be levied on some foreign exchange transactions. Please refer to section Our risk management, item Regulatory environment, Taxation, for further details about Tax on financial transactions.

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

U.S. federal income tax considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt entities, certain former citizens or residents of the United States, U.S. Holders that hold our preferred shares or ADSs as part of a “straddle”, “hedging”, “conversion” or other integrated transaction, U.S. Holders that mark their securities to market for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power) of our shares or U.S. Holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any U.S. state, local or non-U.S. tax considerations or any U.S. estate, gift or alternative minimum tax considerations.

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

If an entity treated as a partnership for U.S. federal income tax purposes invests in our preferred shares or ADSs, the U.S. federal income tax treatment of a partner will depend in part upon the status and activities of such entity and the particular partner. Any such entity and partners in such entity should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to them relating to the purchase, ownership and disposition of such preferred shares or ADSs, especially in light of recent changes to U.S. tax law.

INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY NON-U.S. TAX LAWS.

Except where specifically described below, this discussion assumes that we are not and will not be a passive foreign investment company (PFIC), for U.S. federal income tax purposes. Please see the discussion under “Passive Foreign Investment Company Considerations” below.

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

Distributions

A U.S. Holder that receives a distribution with respect to our preferred shares (whether held through ADSs or directly), including payments of interest on capital as described above under “– Brazilian tax considerations – Taxation of interest on capital,” generally will be required to include the amount of such distribution (without reduction for any Brazilian withholding tax with respect thereto) in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the date such U.S. Holder (or the depositary, in the case of ADSs) actually or constructively receives such distribution, and will not be eligible for the dividends received deduction allowed to corporations. A distribution on our preferred shares (whether held through ADSs or directly) in excess of current and accumulated earnings and profits generally will be treated first as a non-taxable return on capital to the extent of such U.S. Holder’s basis in such preferred shares or ADSs, as the case may be, and thereafter as gain from the sale or exchange of such preferred shares or ADSs (which will be treated in the same manner described below under “Sale, exchange or Other disposition of preferred shares or ADSs”). We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

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

Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) in respect of shares of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is readily tradable on an established securities market in the United States generally qualify for a 20% reduced maximum tax rate (and potentially additional tax discussed below under “medicare tax”) so long as certain holding period and other requirements are met. Since the ADSs will be listed on NYSE, unless we are treated as a PFIC with respect to a U.S. Holder, dividends received by such a U.S. Holder in respect of the ADSs should qualify for the reduced rate. Based on existing guidance, it is not entirely clear whether dividends received by such a U.S. Holder of our preferred shares in respect of such shares will qualify for the reduced rate, because our preferred shares are not themselves listed on a United States exchange. Special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

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

Foreign tax credit considerations

Distributions on our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “– Brazilian tax considerations – Taxation of interest on capital,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, will generally be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gain resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited, as such gain generally will constitute income from sources within the United States. A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. Foreign currency exchange gain or loss generally will constitute income from sources within the United States. The rules relating to foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The United States Internal Revenue Service (IRS), has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, also known as the Active Bank Exception. The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Moreover, the proposed regulations have been outstanding since 1994 and will not be effective unless finalized.

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

A U.S. holder of shares in a PFIC (but possibly not a Subsidiary PFIC, as discussed below) may make a “mark-to-market” election, provided the PFIC shares are “marketable stock” as defined under applicable Treasury regulations (i.e., “regularly traded” on a “qualified exchange or other market”). Under applicable Treasury regulations, a “qualified exchange or other market” includes (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission or the national market system established under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in applicable Treasury regulations. ADSs are traded on NYSE and the preferred shares are traded on the B3. NYSE constitutes a qualified exchange or other market. Although tIRS has not addressed whether the B3 meets the requirements to be treated as a qualified exchange or other market, we believe that the B3 should be so treated. PFIC shares traded on a qualified exchange or other market are regularly traded on such exchange or other market for any calendar year during which such shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our preferred shares or ADSs will be treated as “marketable stock” for any taxable year.

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

Backup withholding and information reporting

Backup withholding at a rate of 24% and information reporting requirements generally apply to certain U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of our preferred shares or ADSs. A U.S. Holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing a properly executed IRS Form W-9. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished by the U.S. Holder to the IRS.

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

Disclosure requirements for certain U.S. holders recognizing significant losses

A U.S. Holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) US$10 million or more in a taxable year or US$20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) US$2 million or more in a taxable year or US$4 million or more in any combination of taxable years for all other taxpayers, or (iii) US$50,000 or more in a taxable year for individuals or trusts with respect to a foreign currency transaction) may be required to file Form 8886 for “reportable transactions.” U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.U.S. Foreign Account Tax Compliance Act (FATCA).

Please refer to section Our risk management, item Regulatory environment, Taxation, U.S. Foreign Account Tax Compliance Act (FATCA) for more information on FATCA.

Sustainability

Sustainability is embedded in our corporate strategy through a consolidated governance structure that is integrated into our business, which allows us to incorporate environmental and social issues into daily activities and processes across the Itaú Unibanco Group. Long-term strategic decisions on sustainability are discussed on an annual basis by our Board of Directors, at an annual meeting of the Strategy Committee (composed of Board of Directors members) and twice a year at meetings of our Executive Committee. Since 2011, our sustainability activities have been based on three strategic focuses: (i) environmental and social risks and opportunities, (ii) financial education and (iii) dialogue and transparency.

Our management of environmental and social risk is based on the identification, measurement, mitigation and monitoring of risks. We know that the increasing societal consciousness of the environmental and social challenges we face, makes these issues more material to our operations, products and services. We developed and participated in various initiatives to reduce environmental and social risks and seize opportunities to address those risks. Over that period, we have created strategies, routines, processes and products, adopted specific policies and adhered to voluntary commitments such as Principles for Responsible Investments (PRI), Equator Principles (EP), Carbon Disclosure Project (CDP), Principles for Sustainable Insurance (PSI) and Global Compact that guide our business and institutional practices. We have developed specific environmental and social guidelines applicable to our lending processes (lending and financing), insurance, investments and suppliers. Our main environmental and social guidelines include: (i) a list of restricted activities (firearms, ammunition and explosives; extraction and production of wood and the production of firewood and charcoal extracted from native forests; fishing activities; extraction and industrialization of asbestos; and abattoirs and beef packaging plants), (ii) a list of prohibited activities (prostitution; illegal use of child labor; and work under conditions similar to slavery), (iii) compliance with environmental licensing, (iv) the inclusion of environmental and social contractual clauses, and (v) specific rules for providing real estate collateral.

In 2016, we improved our performance on human rights by structuring a multidisciplinary working group and governance on diversity, which reports to the Personnel Committee and the Sustainability Committee. In 2017 we launched Itaú’s Human Rights Commitment, which aims to reinforce our commitment to respect for human rights in its relations with employees, client, suppliers, partners and society. It guides our actions related to critical topics, mitigation practices, remedy and monitoring and work with vulnerable groups (such as children, adolescents, indigenous people, migrants, women, black people, people with disabilities, among others).

Our Emissions Offsetting Program publishes its notice for the offset of carbon emissions every two years. In 2017, we held an unprecedented partnership with Natura. We launched the “Compromisso com o Clima” (Commitment to Climate) campaign to select projects interested in offseting the emissions of both companies. We aim to acquire approximately 500 thousand tons of CO2 together to offset emissions between 2016 and 2018. Only legal entities can register and look for two types of projects: (i) Traditional: projects aimed at generating emissions reductions verified by certification standards of the voluntary or regulated carbon market; and (ii) Special: projects that generate proven GHG reduction or removal and do not aim at project certification along with voluntary or regulated market standards. It is worth pointing out that, even with the purchase of offsets, we will continue conducting initiatives to reduce our emissions and seeking opportunities to mitigate the impacts of our own operation.

Our financial entertainment channel, called Real Life TV, was the main initiative of 2017 to encourage young people to think about their finance and choices of consumption. Several frames were conveyed in social networks and included humor, reports of real people who have managed to achieve their dreams even without money, practical tips and even cartoon. The first two episodes had more than 65 million total views. The “Mão de Vaca Show”, cartoon of the series, recorded the greatest volume among the frames, with 12.1 million views. In addition, we launched a BOT (interactive robot on Facebook) to provide financial education tips.

Our dialogue and transparency efforts focused on developing our reporting processes with the goal of consolidating the integration of communications. Since 2004, sustainability information is disclosed based on the Global Reporting Initiative criteria, and is integrated into our annual report, which includes both financial and sustainability information. Additionally, in 2013, we entered into a partnership with the International Integrated Reporting Council (IIRC), to prepare a concise piece of communication focused on our ability to create value for stakeholders over time. Please find our 2017 Integrated Report at www.itau.com.br/annual-report.

The management of sustainability issues has contributed to our access to funding through development agencies, and to our presence in sustainability indexes. We are the only Latin American bank to be included in the Dow Jones Sustainability Index since the inception of the index in 1999, and we also integrate the Business Sustainability Index and the Carbon Efficient Index, both of B3.

Controls and procedures

(a) Disclosure controls and procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (CEO), and our Chief Financial Officer (CFO), of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2017.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

(b) Attestation report of the independent registered public accounting firm

The report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 20, 2018, on the effectiveness of our internal control over financial reporting as of December 31, 2017 is presented with our consolidated financial statements.

Please refer to Performance, item Consolidated Financial Statements (IFRS) for further details about our independent auditor’s report.

(c) Changes in internal control over financial reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2017 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

Glossary

A

•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Public Companies)
•	ADS – American Depositary Shares
•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association)
•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)
•	ATM – Automatic Teller Machine

B

•	B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Exchange and OTC, formerly BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A.)
•	Banco Itaú Argentina – Banco Itaú Argentina S.A
•	Banco Itaú Chile – Banco Itaú Chile S.A.
•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A
•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A
•	BCBS – Basel Committee on Banking Supervision
•	BIS – Bank for International Settlements
•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank)
•	BNY Mellon – The Bank of New York Mellon
•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•	Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, clearing and settlement of payments in any of its forms.

C

•	CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)
•	CCR – Counterparty Credit Risk
•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)
•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)
•	CEDEAR – Argentine Certificates of Deposits
•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•	CGRC – Risk and Capital Management Committee
•	Cia E. Johnston – Companhia E. Johnston de Participações
•	CMN – Conselho Monetário Nacional (National Monetary Council)
•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•	COSO – Committee of Sponsoring Organizations of the Treadway Commission
•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)
•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)
•	CSB – Corporate Site Branch
•	CSC – Superior Credit Committee
•	CSCCA – Superior Wholesale Credit and Collection Committee
•	CSCCV – Superior Retail Credit and Collection Committee
•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Profits)
•	CSP – Superior Products Committee

•	CSRML – Superior Market Risk and Liquidity Committee
•	CSRO – Superior Operational Risk Management Committee
•	CTAM – Model Assessment Technical Committee
•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Comission)

D

•	DJSI – Dow Jones Sustainability Index

F

•	FATF – Financial Action Task Force
•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•	Fed – U.S. Federal Reserve System
•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

I

•	IASB – International Accounting Standards Board
•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil)
•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•	ICAAP – Internal Capital Adequacy Assessment Process
•	IFRS – International Financial Reporting Standards
•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)
•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•	IRS – U.S. Internal Revenue Service
•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•	ISSQN – Imposto sobre Serviços de Qualquer Natureza (Service Tax)
•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera

•	Itau BBA International – Itau BBA International plc
•	Itaucard – Banco Itaucard S.A.
•	Itaú Holding Financeira – Itaú Holding Financeira S.A.
•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates
•	Itaúsa – Itaú Investimentos S.A.
•	IUPAR – Itaú Unibanco Participações S.A.

L

•	LCR – Liquidity Coverage Ratio

N

•	NSFR – Net Stable Funding Ratio
•	NYSE – New York Stock Exchange

P

•	PEP – Politically Exposed Person
•	PFIC – Passive Foreign Investment Company
•	PIS – Programa de Integração Social (Social Integration Program)

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)

S

•	SEC – U.S. Securities and Exchange Commission
•	SELIC – Sistema Especial de Liquidação e Custódia (Special Clearing and Settlement System)
•	SOX – The Sarbanes-Oxley Act of 2002
•	STF – Superior Tribunal Federal (Brazilian Federal Supreme Court)
•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)
•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

•	TR – Taxa Referencial (Brazilian Reference Interest Rate)

U

•	Unibanco – União de Bancos Brasileiros S.A.

V

•	VaR – Value at Risk

List of Foreign Subsidiaries (as of December 31, 2017)
Company	Country
Banco Itaú Argentina S.A.	Argentina
FC Recovery S.A.U	Argentina
Itaú Asset Management S.A Sociedad Gerente de Fondos Comunes de Inversión	Argentina
Itaú Valores S.A.	Argentina
Itrust Servicios Inmobiliarios S.A.C.I.	Argentina
Itaú Bahamas Directors Ltd	Bahamas
Itaú Bahamas Nominees Ltd	Bahamas
Itaú Bank & Trust Bahamas Ltd	Bahamas
Itaú Unibanco S.A. Nassau Branch	Bahamas
Karen International Limited	Bahamas
Bicsa Holdings Ltd	Cayman Islands
Bie Cayman, Ltd.	Cayman Islands
Itaú Bank & Trust Cayman Ltd.	Cayman Islands
Itau Bank, Ltd.	Cayman Islands
Itaú BBA International (Cayman) Ltd	Cayman Islands
Itau Cayman Directors Ltd.	Cayman Islands
Itau Cayman Nominees Ltd.	Cayman Islands
Itaú Unibanco Holding Cayman Branch	Cayman Islands
Itaú Unibanco S.A. Cayman Branch	Cayman Islands
ITB Holding Ltd	Cayman Islands
MCC Securities Inc.	Cayman Islands
Topaz Holding Ltd.	Cayman Islands
Uni-Investiment International Corp.	Cayman Islands
CGB II SPA	Chile
CGB III SPA	Chile
Corpbanca Corredora de Seguro S.A.	Chile
Corplegal S.A.	Chile
Itaú Administradora General de Fondos S.A.	Chile
Itaú Asesorias Financieras S.A.	Chile
Itaú Chile Compañía de Seguros de Vida S.A.	Chile
Itaú Chile Corredora de Seguros Limitada	Chile
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile
Itaú Corpbanca Corredores de Bolsa .S.A.	Chile
Itaú Corpbanca Recaudaciones y Cobranzas S.A.	Chile
Itaú Corpbanca S.A.	Chile
MCC Asesorías Ltda.	Chile
MCC S.A. Corredores de Bolsa	Chile
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia
Itau BBA Colombia S.A. Corporación Financiera	Colombia
Itaú Comisionista de Bolsa Colombia S.A.	Colombia
Itaú Corpbanca Colombia S.A.	Colombia
Itaú Corredor de Seguros Colombia S.A.	Colombia
Itaú Securities Services S.A. Sociedad Fiduciaria	Colombia
Itaú Asia Securities Ltd	Hong Kong
Itaú Unibanco S.A. Tokyo Branch	Japan
Itaú Europa Luxembourg S.A.	Luxembourg
Itaú BBA México, S.A. De C.V.	Mexico

Proserv - Promociones Y Servicios S.A. de C.V.	Mexico
Corporación Interamericana para el Financ. de Infraestructura S.A. (CIFI)*	Panama
Itaú (Panamá) S.A.	Panama
Itaú Casa de Valores S.A.	Panama
Albarus S.A.	Paraguay
Bancard Sociedad Anônima	Paraguay
Banco Del Paraná S.A.	Paraguay
Banco Itaú Paraguay S.A.	Paraguay
IPI - Itaúsa Portugal Investimentos, SGPS, Unipessoal, Lda.	Portugal
Itaúsa Europa - Investimentos, SGPS, Unipessoal, Lda.	Portugal
Banco Itaú (Suisse) S.A.	Swiss
Banco Itaú International	U.S.A.
Itau BBA USA Securities, Inc.	U.S.A.
Itaú International Securities Inc	U.S.A.
Itaú Unibanco S.A. New York Branch	U.S.A.
Itau USA Asset Management Inc.	U.S.A.
Jasper International Investiment Llc	U.S.A.
Itau BBA International PLC	U.K.
Itaú UK Asset Management Limited	U.K.
Itaú Middle East Limited	United Arab Emirates
Banco Itaú Uruguay S.A.	Uruguay
Compañia Uruguaya de Medios de Procesamiento S.A. (C.U.M.P.S.A.)*	Uruguay
Mundostar S.A.	Uruguay
Nevada Woods S.A.	Uruguay
Oca Casa Financiera S.A.	Uruguay
Oca S.A.	Uruguay
Rias Redbanc S.A.*	Uruguay
Unión Capital AFAP S.A.	Uruguay
*Minority shareholder
A-215

ITEM 19. EXHIBITS

Number	Description

1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)(1).
2.(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts(2).
2.(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the Securities and Exchange Commission upon request.
4.(a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa - Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation)(3).
4.(c)	Plan for Granting Stock Options(4) Stock Grant Plan(5)
6	Statement explaining calculation of earnings per share(6).
7	Statement explaining calculation of dividend and interest on capital per share(7).
8.1	List of subsidiaries(8).
11.1	Code of Ethics (unofficial English translation)(9).
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10).
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10).
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(10).
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

(1)	Incorporated herein by reference to our Report on Form 6-K filed with the Commission on May 02, 2017 (Commission File No. 001-15276).
(2)	Incorporated herein by reference to the Registration Statement on Form F-6 filed with the Commission on October 16, 2013 (Commission File No. 333-191758).
(3)	Incorporated herein by reference to our Annual Report on Form 20-F/A filed with the Commission on May 17, 2010 (Commission File No. 001-15276).
(4)	Incorporated by reference herein to our Report on Form 6-K filed with the Commission on May 12, 2015 (Commission File No.: 001-15276).

(5)	Incorporated by reference herein to our Report on Form 6-K filed with the Commission on May 02, 2017 (Commission File No.: 001-15276).

(6)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item u) Earnings per share” to Complete Financial Statements included in this Annual Report on Form 20-F.
(7)	Incorporated by reference herein to “Note 21 – Stockholders’ equity, item b) Dividends” to Complete Financial Statements included in this Annual Report on Form 20-F.
(8)	Incorporated by reference herein to “Note 2.4 – Summary of main accounting policies, item a) Consolidation, I. Subsidiaries” to Complete Financial Statements included in this Annual Report on Form 20-F.
(9)	Incorporated by reference herein to our Report on Form 6-K filed with the Commission on August 29, 2016 (Commission File No.: 001-15276).
(10)	Filed herewith.

B-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Candido Botelho Bracher
Name: Candido Botelho Bracher
Title: Chief Executive Officer

By:	/s/ Caio Ibrahim David
Name: Caio Ibrahim David
Title: Chief Financial Officer

Dated: April 20, 2018

B-2