Form 20-F
period 2020-12-31
Itau Unibanco Holding S.A.
filed 2021-04-30
CIK 1132597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Renato Lulia Jacob

Group Head of Investor Relations

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

4,801,324,161 Preferred Shares, no par value per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act

(15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Forward-Looking Statements

This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•

The economic, financial and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of this annual report;

•

General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

•

Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic;

•

Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;

•	The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threats;

•	General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

•	General economic and political conditions, in particular in the countries where we operate;

•	Government regulations and tax laws and amendments to such regulations and laws;

•	Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures;

•	Disruptions and volatility in the global financial markets;

•	Increases in compulsory deposits and reserve requirements;

•	Regulation and liquidation of our business on a consolidated basis;

•	Obstacles for holders of our shares and ADSs to receive dividends;

•	Failure or hacking of our security and operational infrastructure or systems;

•	Our ability to protect personal data;

•	Strengthening of competition and industry consolidation;

•	Changes in our loan portfolio and changes in the value of our securities and derivatives;

•	Losses associated with counterparty exposure;

•	Our exposure to the Brazilian public debt;

•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;

•	The effectiveness of our risk management policy;

•	Damage to our reputation;

•	The capacity of our controlling stockholder to conduct our business;

•	Difficulties during the integration of acquired or merged businesses;

•	Effects from socio-environmental issues; and

•	Other risk factors as set forth under “Item 3D. Risk Factors.”

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

About our Financial Information

The reference date for the quantitative information for balances found in this annual report is as of December 31, 2020 and the reference date for results is the year ended December 31, 2020, except where otherwise indicated.

Our fiscal year ends on December 31 and, in this annual report, any reference to any specific fiscal year is to the twelve-month period ended on December 31 of that year.

Our audited consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with IFRS, as issued by the IASB. Unless otherwise stated all audited consolidated financial information related to the years ended December 31, 2020, 2019 and 2018 included in this annual report was prepared in accordance with IFRS, as issued by the IASB.

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

Our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018 were audited by PricewaterhouseCoopers Auditores Independentes, or PwC, independent auditors, as stated in its audit report contained in this Form 20-F.

Please see “Note 2 – Significant Accounting Policies” to our audited consolidated financial statements for further details about the significant accounting policies applied in the preparation of our audited consolidated financial statements in accordance with IFRS, as issued by the IASB.

PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	[RESERVED]

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

This section addresses the risks we consider material to our business and an investment in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we do not presently consider material, emerging risks or risks not currently known to us may also adversely affect us.

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

The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. The spread of the COVID-19 pandemic remains a concern for the global economy, despite the decrease of infection rates in most developed countries and vaccines being distributed worldwide. The number of COVID-19 cases are falling across countries as winter (in the northern hemisphere) and holiday outbreaks dissipate. In the U.S., cases, hospitalizations and deaths are falling in nearly all states, allowing some easing of restrictions. In Europe, recent surges in the virus have been curbed, but some countries are taking new restrictive measures to avoid new waves. Vaccination campaigns are accelerating in several countries and the global vaccine supply is expected to keep increasing in the second and third quarters of 2021.

In our view, the worldwide distribution of vaccines in 2021 is the most important initiative for a full recovery of the global economy. A new surge of infections arising, for example from new strains of the virus and any event that might hinder governments further controlling the spread of COVID-19, such as delays in the distribution of vaccines or inefficient vaccines themselves may lead to governments having to maintain restrictions on mobility to try to contain the further spread of the disease, thus leading to a suppression of economic activity. Although these risks have decreased mostly for developed markets, their materialization would affect global growth and may decrease investors’ interest in assets from Brazil and other countries in which we do business, which would adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

The rise in global interest rates reflects the economic recovery outlook and is less of a concern in the near term, as we expect the Fed to maintain its ample accommodative stance in 2021 and gradually withdraw stimulus in 2022. A faster withdrawal of monetary stimulus in developed economies can affect emerging economies and thus affect our operations.

We are exposed to certain risks that are particular to emerging and other markets

In conducting our business in Brazil, as well as other emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries. Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on our operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investor confidence, such as a downgrade in sovereign credit ratings (since the ratings of financial institutions, such as us, tends to be capped to the sovereign’s rating) or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us.

In Argentina, international reserves continue at low levels, despite controls on exchange rate purchases. The economy rebounded during the second half of 2020, as a result of the easing of social distancing measures, but GDP fell by 10% in 2020. For 2021, we expect GDP growth of 6.0%, aided by statistical carry-over and higher commodity prices. Loose macro-economic policies are likely to fuel inflation, potentially leading to more control on prices (including foreign exchange).

In Chile, protests led political actors to agree on a referendum process to decide on a new constitution. While uncertainty over the constitutional process and elections later in 2021 is negatively affect the economic activity in Chile, an efficient vaccination process and higher terms of trade are important offsetting factors.

Colombia´s fiscal accounts were pressured during the COVID-19 pandemic and the government recently signaled a postponement of fiscal adjustment (fiscal deficit this year would be even wider than in 2020). While a tax reform may help fiscal consolidation from 2022 onwards, it is unclear whether there is political appetite for unpopular tax hikes. At the same time, contrasting with other countries in the region, Colombia recorded a wide current account deficit in 2020, contributing to an increase in external indebtedness. In this context, Colombia´s sovereign investment grade is at risk.

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

Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP grew 1.4% in 2019, but decreased 4.1% in 2020, impacted by the COVID-19 outbreak. The number of new daily deaths rebounded in the first quarter of 2021 and has surpassed the levels registered during the first wave of

COVID-19 in 2020. Control of the COVID-19 pandemic is crucial for continued economic recovery. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and a lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us.

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, foreign exchange policies, and in state-owned public companies—which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay, the risk appetite of foreign investors with respect to Brazil and, consequently, affecting our business, results of operations and financial condition.

Fiscal

The Brazilian primary public accounts have deteriorated since 2014. To address the structural fiscal imbalance, the Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least ten years, effective as of 2017. Further, Congress approved a comprehensive social security reform and the government started an asset sale program, creating conditions for a cyclical decrease of the public debt, while the primary result gradually improves. In 2021, the Congress approved another round of temporary emergency expenditure to combat the economic effects of the COVID-19 pandemic, in exchange for measures to reinforce the fiscal adjustment framework that will help to limit mandatory expenditure growth and to keep the ceiling on public spending feasible in the years ahead. The government also has a comprehensive reform agenda, the main examples being the Administrative Reform and the Tax Reform. However, these discussions were temporarily put on hold due the COVID-19 pandemic. If the government fails to persist with the fiscal adjustment agenda, the local economy would be negatively impacted, with a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.

Monetary

Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the short-term interest rate (SELIC), resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins.

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

After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. The SELIC rate reached 2.00% in August 2020 and remained at this level until February 2021. In March 2021, the Central Bank increased the SELIC rate by 0.75 percentage points to 2.75%. The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy, as well as anchored inflation expectations have resulted in the SELIC reaching historically low levels.

The COVID-19 pandemic and the resulting economic slowdown and volatility in the Brazilian and global financial and capital markets had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations across our business units. To the extent the COVID-19 pandemic adversely affects our business, liquidity, results of operations and financial condition, it will also have the effect of materially heightening many of the other risks described in this “Risk Factors” section.

The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction.

The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility, the B3 Exchange’s circuit breaker was triggered eight times in the month of March 2020 and the value of assets was negatively impacted. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business.

Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic resulted in a sharp drop or even a halt in the activities of companies in various sectors that we transact with and otherwise serve. While many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity or other factors related to the pandemic, including access to, or the efficiency of, a vaccine, may result in a renewed tightening of these policies or the imposition of new and different restrictions. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit.

In addition, there can be no assurance that the restrictive measures imposed by certain Brazilian states and municipalities will not worsen if Brazil faces new waves of COVID-19. For example, at the beginning of 2021, a novel strain of COVID-19 started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. On March 11, 2021, Brazil was considered the epicenter of the COVID-19 pandemic in terms of number of confirmed cases and deaths. In March 2021, Brazil registered 321,515 deaths from COVID-19. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns. Moreover, there can be no assurance that there will be no delays in COVID-19 vaccinations in Brazil, including as a result of supply shortages and delays on Brazilian regulatory approval of certain vaccines.

The weakened macroeconomic fundamentals coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future have, a negative impact on our performance across all our business units. Impacts on our business could be widespread, and material impacts may be possible, including but not limited to the following:

•	Employees contracting COVID-19;

•	Reductions in our operating effectiveness as our employees work from home or disaster-recovery locations;

•	Unavailability of key personnel necessary to conduct our business activities, including a lack of qualified IT personnel to support remote working or combat any cyber risks;

•	Unprecedented volatility in global financial markets and exchange markets;

•	Reductions in revenue across our operating businesses and increased customer defaults;

•	Closure of our offices or the offices of our clients; and

•	Potential regulatory scrutiny of our ability to adequately supervise our activities in accordance with applicable regulatory requirements.

The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).

To the extent the COVID-19 pandemic adversely affects our business, results of operations and financial condition, it would also have the effect of heightening many of the other risks described in this “Risk Factors” section of this Form 20-F, such as those relating to interest rate changes, economic, social and political developments in Brazil, the market volatility generated by distortions in the international financial markets, cybersecurity, etc.

Please see “Item 5A. Operating Results — Macroeconomic Context – Brazilian Context” for further details about the impact of the COVID-19 pandemic on our business.

Please also see “Note 33 – Supplementary Information” to our audited consolidated financial statements.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects.

Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities in NY) that acted as underwriters on public distributions of securities of such investigated companies, and Banco Itau International, our private banking vehicle in Miami, were in the recent past also parties to certain related lawsuits in the U.S., that were either settled or dismissed, and may become parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Another high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. On July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was Itau’s employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last fifteen years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.

Legal and Regulatory Risks

Bank Regulations

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors will not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

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

Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on our activities. In 2019, multiple bills sought to limit interest rates, particularly for credit cards’ facilities (rotativo do cartão) and overdrafts facilities (cheque especial) – the latter, with limits that are more restrictive than those recently imposed by the Central Bank (which are described in more detail under “Item 4B. Business Overview – Supervision and Regulation—Rules for Overdraft Facilities in Checking Accounts”). Further caps on interest rates may be adopted. Furthermore, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In 2021, the Brazilian Congress is expected to consider bills that increase the tax burden of the banking and financial services sectors and to put to vote a bill that will allow the execution of convictions after condemnation in the second instance court, both in the criminal and in the civil spheres, before the exhaustion of all available appeals. If signed into law, the bill may have an impact on the execution of tax debts proceedings of which the bank is part.

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

Insurance Regulations

Our insurance operations are subject to oversight by regulatory agencies, such as SUSEP and ANS. Therefore, we may be affected negatively by the penalties applied by such regulators.

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

Accordingly, our insurance operations may be affected negatively by any penalties applied by SUSEP or ANS, as described above.

Capital Market and Tax Regulations

Holders of our shares and ADSs may not receive any dividends.

Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS, as issued by the IASB.

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

Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution. Due to the COVID-19 pandemic, the CMN issued Resolution No. 4,820, amended by Resolution No. 4,885, establishing restrictions regarding the distribution by financial institutions of dividends and interest on capital.

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

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, the outbreak of communicable diseases such as COVID-19, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. More recently, the ongoing COVID-19 pandemic may affect our ability to accurately assess the creditworthiness of borrowers, which would lead to a deterioration of risk profile and adversely affect our business financial condition and results of operations. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control.

For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the automotive sector, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

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

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2020, approximately 20.9% of all our assets and 67.5% of our securities portfolio were comprised of these public debt securities.

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

Credit ratings represent the opinions of independent rating agencies regarding our ability to repay our indebtedness and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability or due to a downgrade of the Brazilian sovereign rating.

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

Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses that may be part of our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate.

Changes or uncertainty in base interest rates could adversely affect us.

A significant portion of our business is conducted in Brazil, where the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or the COPOM, establishes the target base interest rate for the Brazilian economy (the “SELIC Rate”), and uses changes in this rate as an instrument of monetary policy. The SELIC Rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded on the SELIC System operated by the Central Bank. In recent years, the SELIC Rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2015 and 2016, as a result of increased prospects of inflation and macroeconomic instability, the COPOM increased the SELIC Rate, reaching 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. In the following years, as a result of the widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, the Central Bank started a monetary easing cycle and the COPOM has reduced the SELIC Rate. As of December 31, 2017, and December 31, 2018, the SELIC Rate was 7.00% and 6.50%, respectively. As of December 31, 2019, and December 31, 2020, the SELIC Rate was 4.5% and 2.0%, respectively, reflecting historical lows. As of the date of the filing of this form, the SELIC rate was 2.75%.

We may face challenges associated with IBOR transition.

A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of recent international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011) as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (together, the “Benchmarks Regulations”).

In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA will no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021. In addition, on March 5, 2021, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings and immediately after June 30, 2023, in the case of the remaining US dollar settings. These announcements indicate that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021.

The cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of U.S. Dollar LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2021, as recommended by

ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

In addition, on November 29, 2017, the Bank of England and the FCA announced that, as of January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021.

On September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

This and other reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and commercial risks arising from the potential impact of communication with customers and engagement during the transition period. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our approach to the replacement of the IBOR rates is described in more detail in “LIBOR Transition” in item 5A.

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

Concentration risk is the risk associated with potentially high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry, geographic region, mitigating instruments, index or currency. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, to businesses segments or credit products, or to financial instruments that depend on the same index or currency.

We believe that failure to diversify transactions with respect to a particular risk factor could generate material financial loss for us.

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

In 2020, due to the COVID-19 pandemic, there was a significant increase in employees working from home, which led to a change in the tactics used by cyber criminals to perform attacks, mostly exploiting the fears of people to try to steal data or compromise the technological environment. Due to the new profile of risks, we reinforced our measures to block fraudulent e-mails and to takedown malicious websites, ensuring that workstations are protected by antimalware and only have connectivity to our VPN. We also help third parties to adapt their infrastructure to work securely from home. There are also requirements related to the information security process, such as the Brazilian General Personal Data Protect Act (LGPD), CVM Instruction No. 612/2019 and CMN Resolution No. 4,658 /2018, that we agree on their importance to keep cyber risks mitigated and the related controls are continuous monitored to ensure effectiveness as any failure to comply with these regulatory requirements could adversely affect us.

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

•

more restrictive or inconsistent government regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and

•

difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

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

As of December 31, 2020, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and of dividend payments.

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

The STF has issued a number of decisions in favor of the holders of savings accounts but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue.

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

As this period expired, the parties signed an addendum to the instrument to extend the adhesion period to include a greater number of saving account holders and, consequently, increase the termination of legal actions. In May 2020, the STF approved this addendum and granted a term of thirty months for new adhesions, which may be extended for another thirty months, conditioned to the number of account holders adhering throughout the first period.

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

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or furnish to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

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

For regulatory purposes, we prepare and make available consolidated financial statements under IFRS issued by IASB and under the Brazilian GAAP, which may differ from US GAAP in a number of ways. We use Brazilian GAAP for filing with the Brazilian Securities and Exchange Commission (“CVM”) and for calculation of payment of dividends and tax liabilities. Furthermore, we disclose quarterly reports on managerial financial information not required in other countries. U.S. investors may be unfamiliar with these different accounting standards and managerial disclosures adopted by us.

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

We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

We are in a dominant position in certain Brazilian banking markets and, therefore, may be subject to the Brazilian antitrust laws including No. 12,529/11, which address, among other matters, violation of the economic order. Accordingly, we may be subject to penalties from Brazilian antitrust authorities, especially administrative fines and divestiture of assets. Additionally, we are subject to the antitrust legislation in the jurisdictions where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Consequently, we cannot assure that Brazilian and foreign antitrust regulations will not adversely affect our business in the future.

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

Environmental and Social Risks

We may incur financial losses and damages to our reputation from environmental and social risks.

Environmental and social risk is considered a material issue for our business, since it can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses resulting from events of environmental and social origin related to our activities. For more information about our environmental and social risk management please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Environmental and Social Risk.”

CMN Resolution No. 4,327/2014 establishes requirements that must be observed in the establishment and implementation of the environmental and social responsibility policies applicable to financial institutions. Accordingly, we are required to assess environmental and social risks and evaluate data from environmental and social related financial losses. The Central Bank is responsible for supervising the implementation of such regulation.

Environmental and social issues may affect our daily activities and the revenue of our clients, causing defaults, especially in case of serious environmental and social incidents, including climate risk as climate change poses relevant risks for the whole financial system.

Climate risks encompass both physical risks, arising from changes in climate patterns such as rainfalls and rises in temperature and extreme weather events; and transition risks arising from economic shifts occurred as a consequence of climate action such as carbon pricing, climate regulation, market risks and reputation risks. Given its relevance, climate risk has become one of our main priorities: we support the Task Force on Climate-related Financial Disclosures (TCFD) since 2017 and we are committed to implement its recommendations by 2022. With this objective we are strengthening our climate risk governance and strategy and developing tools and methodologies to assess and manage climate risks.

These risks are more pronounced when we provide financial support for clients and projects, as we could be held indirectly liable for supporting such activity in case of environmental or social damage, which could also subject us to further reputational risks.

Climate change may have adverse effects on our business

The risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from: (i) the physical risk of climate change and (ii) the risk of transition to a low carbon economy.

The physical risks of climate change are related to the gradual increase in the average temperature of the planet and to the increase in the intensity and frequency of extreme weather events. Despite the uncertainty component related to the intensity and location of these events, their impact on the economy is expected to be more acute in the future. The potential impact on the economy includes, but is not limited to, significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations may impair asset values and credit quality of customers, leading to higher nonperformance loans, write-offs and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damage due to weather events that result in increased costs for us.

As the economy transitions to a low-carbon economy, financial institutions may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities we undertake, as well as the risks associated with our lending portfolios, and the value of our financial assets. As concerns about climate change increase and societal preferences change, we may face greater scrutiny of the type of business we conduct, adverse media coverage and reputational damage, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges. The impacts of climate change may also increase losses for those sensitive sectors, caused by the effects of both physical and transition risks, causing loss of profitability for companies exposed to these risks and impairing their ability to repay any loans. Possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to an increased deterioration in the creditworthiness of our clients, higher expected credit loss, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately embed risks associated with climate change into our risk framework to appropriately measure, manage and disclose the various financial and operational risks we face as a result of climate change, or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on our business growth rate, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

For further details on our approach to climate change, “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Environmental and Social Risk.”

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

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank either as (i) a Foreign Direct Investment, subject to Law No. 4,131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4,373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable.

The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

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

Investor information can be found on our Investor Relations website at www.itau-unibanco.com/ir. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report. Our agent for service of process in the United States is the general manager of our New York branch, which is located at 767 Fifth Avenue, 50th floor, New York, NY 10153.

Our History

In our history, Unibanco was incorporated in 1924. The “Casa Moreira Salles”, as it was called, was founded by João Moreira Salles and used to sell everything: from dishes, clothes, shoes, to beverages. Thereafter, it began to operate as a banking institution, acting as a banking correspondent for the leading banks in Minas Gerais state.

Two decades later, in 1943, Itaú was founded by Alfredo Egydio de Souza Aranha, as Banco Central de Crédito S.A., with its first branch in the city of São Paulo.

João Moreira Salles and Alfredo Egydio de Souza Aranha played a key role in our history. As did the second generation of our founders, Walther Moreira Salles and Olavo Setubal.

During this period, we grew, changed our name a few times, conducted mergers and acquisitions, experienced economic growth in Brazil, hyperinflation, the middle-class boom and certain world crisis. We have witnessed the progress of Brazil and the stories of countless employees and clients who have helped us grow and encouraged us to develop.

In 2008, we undertook the largest merger in Brazil’s history. The partnership between Itaú and Unibanco meant the union of complementary mentalities, two ground-breaking banks in the use of technology and leaders in the Brazilian financial sector, with shared histories. This merger resulted in the largest private financial conglomerate in the southern hemisphere and one of the 20 largest banks in the world as measured by assets.

Over the course of more than 90 years, Itaú Unibanco has traced its firm path with ceaseless commitment to the fostering of social transformation. Our history is marked by incentive of culture, education, sports and urban mobility through programs of the Fundação Itaú para a Educação e Cultura, Instituto Unibanco, and Espaço Itaú de Cinema. The concern we have always shown for social causes became even more evident in the difficult context of the greatest health crisis in history brought about by the COVID-19 pandemic. Faced with this challenge, we went far beyond our immediate business responsibilities and created the program Todos pela Saúde (All for Health) based on the largest philanthropic donation ever made by a private-sector entity in Brazil.

The resources donated through the Fundação Itaú para Educação e Cultura are managed by a group of specialists from the health sector under the leadership of Paulo Chapchap, which operates through actions aimed at informing and guiding the population, purchasing safety equipment, establishing preventative actions, purchasing equipment for hospitals and for testing the population, providing support for the construction of Centros de Acolhimento (Shelters), and supporting research into the epidemiology and treatment of COVID-19.

We believe that a financial institution should help people and companies to achieve their dreams and invest in big ideas. A bank encourages people to grow and companies to move forward. This is how we guide our business. The responsibility we assume for the country’s development is at the core of our activity and is a hallmark of our entire history.

Recent Acquisitions

Zup

On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others, for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, subject to any contractual adjustments to the purchase price.

This acquisition will be implemented in three tranches over four years. In the first tranche, which closed on March 31, 2020, we acquired 52.96% of the total voting share capital of Zup for approximately R$293 million and resulted in us controlling Zup. On the third anniversary of the closing date, we will acquire an additional 19.6% of Zup’s stake, and on the fourth anniversary, we will acquire the remaining shareholding, leading to us holding 100% of the voting share capital by 2024.

This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted the development of our IT systems. The operation and management of business affairs of Zup will continue to be entirely independent and self-governing in relation to us, preserving its current principles and values.

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

The first tranche was approved (i) in March 2018, by CADE, and (ii) in August 2018, by the Central Bank. As a condition, for such approvals, we entered into concentration control agreements (i) with CADE, whereby we undertook, among other obligations (a) if requested, to distribute proprietary investment products through open platforms competing with XP Investimentos S.A. platforms in a non-discriminatory manner; and (b) to not promote the targeting of its customers to XP Investimentos S.A. platforms; and (ii) with the Central Bank, whereby we undertook: (a) not to acquire control of XP Investimentos S.A. for 8 years counted from the execution of the concentration control agreement; and (b) to cancel our call options and XP Controle’s put options.

In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.

On November 29, 2019, the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc.. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.

Further, the shareholders of XP Inc. entered into a shareholders’ agreement substantially similar to the then existing shareholders’ agreement of XP Investimentos S.A.. XP Inc. has a board of directors comprised of thirteen members, out of which XP Controle Participações S.A. nominated seven, we nominated two, General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações) nominated one, and the remaining three members are independent directors. The independent directors are also members of the audit committee of XP Inc., which is comprised of three members nominated as follows: we nominated two members, and XP Controle Participações S.A. nominated one member of the audit committee.

Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.

In December 2019, XP Inc. completed its initial public offering and listing on Nasdaq. We did not sell any shares of XP Inc. in this offering and, as a result, our ownership interest decreased from 49.9% to 46.05%.

On November 26, 2020, we announced that our Board of Directors approved the partial spin-off of our investment in XP Inc. to a new company (XPart S.A.).

In December 2020, XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of our equity interests in XP Inc.’s share capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital.

At the Extraordinary General Stockholders’ Meeting held on January 31, 2021, our shareholders voted in favor of a corporate reorganization in order to transfer the business line related to our interest in XP Inc.’s capital to a new company that will be named XPart S.A. XPart S.A. will be constituted by a portion of the investment currently held by us in XP Inc. and cash in the amount of R$10 million. The completion of this transaction is subject to regulatory approval to be obtained by our controlling shareholders.

The percentage of XP Inc.’s capital to be held by XPart S.A. will be 40.52%, totaling R$9,371 million on the base date of December 31, 2020. Our stockholders will then hold an ownership interest in XPart S.A., following the completion of the transaction. After registration as a publicly held company and authorization to list securities issued by XPart S.A., the ownership interest in XPart S.A. will be distributed to our shareholders. The shares issued by XPart S.A. will be attributed to our stockholders in the same number, type and proportion of the shares previously held by them in Itaú Unibanco Holding.

Subject to the Central Bank’s approval, we expect to acquire an additional stake corresponding to approximately 11.38% of the share capital of XP Inc, in 2022.

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

The purpose of the spin-off is to segregate this business line from the Itaú Unibanco Group into a new company (XPart SA), which is represented by a portion of Itaú Unibanco Group’s investment in XP Inc., so that our stockholders will receive an equity interest in the same number and proportion of the shares they hold in Itaú Unibanco. Additionally, the transaction allows Itaú Unibanco and XPart S.A to operate independently, with well-defined business goals. Accordingly, the main benefit of the transaction is value creation for our stockholders.

4B.	Business Overview

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

Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference and chat from 9 a.m. to 6 p.m. on business days, at no additional cost.

Our focus on digital transformation led to an increase of the share of our digital operations, which are sales, account openings and accesses through the internet and mobile app. For instance, the online account opening process via mobile app, launched in 2016, already represents 49% of the individual accounts opened on a monthly basis (excluding salary accounts), as of December 31, 2020.

We also continue to focus on initiatives to improve customer satisfaction. The satisfaction ratings (Net Promoter Score, or NPS) of our retail bank improved by 11 percentage points between August 2018 and December 2020.

Itaú Personnalité (banking for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000.

Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 232 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.

For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features.

The table below shows our market position and information about competitors for our retail banking (including Itaú Personnalité) business:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité)	In December 2020, we reached a market share of 11.4% based on total outstanding loan balance in reais, positioning us as the fourth largest bank in this segment in Brazil.

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

Source: Itaú Unibanco Holding and the Central Bank.

Itaú Empresas (very small and small companies)

To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for:

•	Microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 2,587 bank branches and 2,144 relationship managers as of December 31, 2020; and

•

Small businesses: customer base consisting of companies with annual revenues between R$1.2 million and R$30 million, served by 342 bank branches and 1,600 relationship managers as of December 31, 2020.

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

Since the beginning of the COVID-19 pandemic and the resulting economic crisis, we have sought to support our customers with complete and sustainable solutions. In mid-April 2020, we launched a more comprehensive program called Travessia. The range of customized solutions offered includes grace periods, extended loan terms and new interest rate conditions. We also provided new government sponsored credit facilities to support our clients.

The COVID-19 pandemic has accelerated the process of customer digitalization. To help our customers with this process, we developed new products, services and digital processes, as well as improving the tools used by our sales and relationship teams, aiming at greater efficiency in business generation and service.

We strive to maintain high levels of customer satisfaction by placing them at the heart of our business approach. To achieve this goal, using the NPS system we constantly monitor the NPS indicator and intensify customer journey mapping as a means to identify opportunities to excel at meeting the needs of our customers. Our NPS indicator for this segment increased 13 percentual points between August 2018 and December 2020.

Credit Cards and Commercial Agreements

We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 32.4% in the fourth quarter of 2020, according to ABECS. Through our proprietary segments and partnerships with major retailers, telephone companies, automakers and airlines established in Brazil, we offer a wide range of credit and debit cards to account holders and non-account holders.

Our purpose is to provide the best customer experience and satisfaction. In order to achieve this, as one of our priorities, we established the “Customer First”. Our aim is to continuously grow our credit card portfolio increasing digitalization, profitability and the quality of our assets. Accordingly, our credit card division is dedicated to developing the best payment solutions for our clients,new products and new digital services while managing the credit quality of our portfolio.

Our global NPS, a measure of customer satisfaction, indicates that our score improved two basis points compared to 2018. In order to continue evolving our credit card portfolio, our strategic focus is based on three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships.

In 2020, the Account Holders businesses – Itaú Agências, Itaú Uniclass e Personnalité – launched fast growing sales products: Itaú Uniclass Visa Infinity, Itau Agências Click and the Itaú Personnalité Visa Signature card, in which we were pioneers in the Brazilian market. In a context of high demand for purchases through delivery services, Itaú Personnalité Visa Signature card offers 70% discount on the Rappi Prime subscription, possibility of payment via NFC technology (contactless) and travel benefits that include luggage loss, theft insurance and trip cancellation. Another highlight of 2020 was the launch of “pontos que rendem” on Itau’s Loyalty program for Personnalité cardholders, which are investors. The program yields loyalty points along the year just like our clients investments.

In the Non-Account Holders segment our focus was on improving and expanding our co-branded program and the Credicard division transformation. In 2020, the airline cobranded cards, increased total accounts by 7.4% and purchase volume by 3.8%. The Azul Itaucard was rebranded, and we launched the Azul infinite card, with a series of benefits such as: better score in the rewards program, free annual fee when the customer reaches a monthly spending goal, discount on airline tickets, access to VIP lounges and cabin upgrade. In the Credicard division, we made many changes to our way of doing business, such as the institution of a new purpose in 2019 “To awaken in people the power of believing.” In 2020, even amid the COVID-19 pandemic, we experienced significant improvement in our business. Based on our three pillars (“Smart,” connection and partnership), Credicard improved its retention rates and sales levels for the three-month period ended December 31, 2020 compared to the same period in 2019. In addition, in 2020 Credicard outperformed its 2019 Black Friday numbers, created a new robust cashback model and delivered some great systemic improvements alongside the launch of a new product “Credicard On” in co-creation with our clients.

Our Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Extra and Big Group.). By the end of 2020, retail partnerships returned to similar purchase volume levels as those seen in 2019, despite the effects of the COVID-19 pandemic on our results.

Walmart operation in Brazil was re-branded to BIG (supermarket chain) and the credit card product was relaunched with a new platform of benefits and discounts. In the Sam’s Club partnership credit card, which is part of BIG group, all “international” credit cards were up-graded to the “gold” category, more compatible with our clients’ profile. For our partnership with Magazine Luiza, we continued to reinforce our strategy of growing purchase volume and new accounts, launching a new sales channel offering credit cards through Magazine Luiza’s app. In “Passaí,” we launched a new POS machine focusing on the small entrepreneur. It became available in all Assaí stores.

The table below shows our market position and information about competitors for our credit card business:

Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with 32.2% market share in the period from January to December 2020.	Our traditional competitors in this business are Banco Bradesco, Banco Santander (Brazil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which we highlight Nubank, Banco Inter and Banco Original.

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

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Payroll Deducted Loans	In December 2020, we obtained a market share of 12.6% in terms of payroll deducted loans, positioning us as the fourth largest bank in this segment in Brazil.	Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brazil).

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

The number of mortgages we provided directly to individuals in 2020 was 58 thousand, for an aggregate value of R$18.9 billion during the year. In 2020, our portfolio had an average Loan to Value (LTV) of 40.0%, compared to 38.7% in 2019. In commercial loans, we financed 92 new real estate units during 2020, with an aggregate value of R$3.2 billion.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December 2020 we were the second in new loans to individuals among Brazilian banks, with 21.4% market share.	Our main competitors in this business are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brazil), and Banco do Brasil.

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

In 2020, we continued to restructure our business model, focusing on the following priorities: 1) integration of our banking operations; 2) strengthening of direct sales channels; and 3) digital transformation.

We generated R$506.6 billion in transactions with respect to credit and debit cards during the year ended December 31, 2020 an increase of 4.5% compared to the same period in 2019. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2020, 2019 and 2018:

	Financial Volume
	(In billions of R$)
	2020	2019	2018
Credit cards	308.8	312.7	280.8
Debit cards	197.8	172.3	156.3

Total	506.6	485.0	437.1

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Merchant Acquirer	In the period from January to December 2020 we reached a market share of 34.1% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second largest player in this segment in Brazil.

Our traditional competitors in this business are Cielo and Santander GetNet.

In recent years, changes in legislation made by the Central Bank combined with the growing number of fintechs, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.

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

According to the National Federation of Private Pension and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI, contributions to Itaú Private Pension Plans reached R$15.4 billion in the year ended December 31, 2020. The decrease compared to the contributions registered in December 2019 is mainly due to the COVID-19 pandemic.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Private pension plans	In December 2020 our balance of provisions represented 21.2% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering only Individuals plans, our market share reached 20.8%, positioning us as the second largest private bank.	Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market.

Source: FENAPREVI (Balance of provisions—Pension Plans for Individuals and Companies).

Vehicle Financing

We developed and launched a series of new products and services during 2020, some of which are:

Digital Retail – the evolution in our digital retail platform had an important impact in our journey. We launched automotive e-commerce with digital assistant, integrating means of payment and financial services, in a 100% digital experience for the customer. Further, to ensure safety in our transactions and to optimize the client experience, we deployed a facial biometrics solution and electronic signature.

Programa Travessia – we launched new solutions to support our clients during the COVID-19 pandemic. Accordingly, we offered grace periods of 60 and 120 days or loan reprofiling with an extension of the contract term, keeping the original contracted rate. These solutions benefited a significant amount of vehicle financing clients.

VEC – we announced to the market our new service of electric vehicle shared, Vec Itaú, which will be available to customers in the second half of 2021. This new solution will allow users to unlock the cars at stations directly through the application and return them at the same place or at another charging station. These measured enable us to enhance our presence and position in the sustainable urban mobility sector.

iCarros products – our solutions help dealers make their sales process more efficient. iCarros’ Lead Managers are now fully integrated with Linx Auto solution to help dealers on sales and billing process, ensuring a unique journey experience; “Garagem do Conhecimento” is an educational platform with distant education classes to prepare professionals of the automotive sector. iCarros is the first Brazilian automotive marketplace integrated with several banks, who offer personalized credit that match customer’s profiles; “Check-up” iCarros is a car management app for end consumers, focused on services to drivers and also supplying detailed data from clients cars to the service providers.“Entrega Fácil” is a new solution that allows sales to be delivered directly to the consumer’s home, whether it is for a test-drive or after the purchase has been made. The iCarros Club is a B2B trade-in platform, built to help our clients to increase sales in a safe and faster manner.

As of December 31, 2020, our individual and corporate vehicle financing portfolio (not considering FINAME) totaled R$35.7 billion, an 27% increase from the previous year. The average loan to value ratio of our individuals vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 61.4% as of December 31, 2020, a 180 basis points increase compared to 2019. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

The total amount of new contracts during the year ended December 31, 2020 reached R$22.5 billion, a 9% growth compared to 2019, for our individual and corporate vehicle financing operations. The average vehicle loan term was 44 months, with 33% of the transactions carried out with terms up to 36 months.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	In December 2020, we reached a market share of 10.6% in terms of loans to individuals among banks, positioning us as third in Brazil in this segment.	Our main bank competitors in this business are Banco Santander (Brazil), Banco do Brasil and Banco Bradesco.

Source: Itaú Unibanco Holding and the Central Bank.

Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Itaú Unibanco Group’s revenues. Other insurance activities encompass extended warranty, health insurance, our 11.6% stake in IRB – Brasil Resseguros S.A. and other operations.

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

There was a reduction in the sales volume in 2020 due to the COVID-19 pandemic, although there was no reduction in the amount of insurance from our customer portfolio. There was also a substantial impact on death, unemployment and hospitalization coverage due to the COVID-19 pandemic.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 8.1% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December 2020, positioning us as the fifth largest insurance provider in this segment in Brazil. Considering only our recurring insurance activities, our market share reached 10.4% in the same period.

Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brazil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the retail market.

Despite the high concentration of Brazilian banks in the market, the growing number of Insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.

Source: SUSEP. Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Homeowners. Health Insurance and VGBL — Redeemable Life Insurance products are not included.

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

We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 39.5% in the year ended December 31, 2020 when compared to the same period of 2019.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December 2020 we had a market share of 11% in terms of revenues from sales of premium bonds, positioning us as the fourth largest provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brazil) which, like us, take advantage of their branch network to gain access to the retail market.

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

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2020, we achieved the following results:

•	Monthly average of R$1,154 million of sales in the three-month period ended December 31, 2020;

•

R$3.5 billion of sales recorded in the three-month period ended December 31, 2020, an increase of 10% compared to the same period of 2019 and an increase of 33% compared to the three-month period ended September 30, 2020;

•	New products implemented: trucks and motorcycles; and

•	New feature: in our app, customers can find a new feature to help them buying a consortium. They only have to fill a form and they will receive a call offering the best options for them.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Consortia Services Fees	In the period from January to December 2020 we had a market share of 6.2% in total consortia services fees. Considering only banks, we are the third largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Consortia and BB Consortia.

Source: Central Bank.

Microcredit

Our microcredit unit offers to low-income, informal entrepreneurs’ access to credit to expand and develop their businesses. As a tool to stimulate entrepreneurship and part of the government’s National Program for Oriented and Productive Microcredit (PNMPO), Itau Microcrédito is focused on entrepreneurs with up to R$360,000.00 in annual revenue. Loans are granted by specifically trained microcredit loan officers who discuss the client’s financial situation and understand their business’s needs, as well as provide information to help them improve their financial management.

In 2020, our most important initiative was to help our clients navigate the significant impacts of the COVID-19 pandemic in the Brazilian economy. We postponed the due dates of all interested, compliant clients in 60 days during the second quarter of 2020 and offered a renegotiation campaign with special discounts for those who defaulted during the third quarter of 2020. Another important evolution was the start of the commercialization of microcredit in our retail branches and through online channels in November 2020.

Public Sector Group

The Public Sector Group is tasked with client coverage and business development efforts for Brazilian Federal, State and Municipal government branches as well as select State Owned Enterprises. Its value proposition entails coverage in key locations of clients in the Public Sector space by a team of seasoned professionals, offering a comprehensive array of Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and Credit Products for select clients.

During 2020 the Public Sector Group underwent a restructuring effort aimed at streamlining its operations and reinforcing its product portfolio with the goal of creating a more encompassing and Full Bank Experience for our clientele. As of December 31, 2020, the Public Sector Group was responsible for managing the relationships with 6,505 client accounts from its 13 offices across Brazil.

Wholesale Banking

Wholesale Banking is the segment responsible for banking operations of middle-market, agribusiness, large and ultra-large companies (those with annual revenues from R$30 million) and investment banking services. The breakdown of revenue among these segments is set out in the section “Item 4B. – Business Overview – Operations Overview” above. Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil.

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

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	At December 2020, Itaú BBA ranked first in mergers and acquisitions and equities markets deals(1). Itaú BBA also ranked first in origination and in distribution in debt capital markets transactions(2).	In investment banking, Itaú BBA’s main competitors include Santander , Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.

Source: (1) Dealogic. (2) ANBIMA ranking in terms of volume.

Asset Management

With more than 60 years of experience in investment management, as of December 31, 2020, Itaú Asset Management has R$ 752.7 billion in assets under management (including Itaú Unibanco and Intrag) according to ANBIMA (Ranking de Gestão – December 2020) and recorded a 170 basis points decrease of assets under management in 2020 as compared to 2019. Itaú Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 12.5% market share as of December 31, 2020, according to ANBIMA.

Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$56.3 billion in managed assets as of December 31, 2020, compared to R$68.5 billion as of December 31, 2019, according to ANBIMA.

The reduction in assets under management in 2020 was intensified due to the COVID-19 pandemic which led to an asset migration out of funds and into the Bank Deposit Certificates portfolio.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	In December 2020, we had a market share of 12.5% in terms of assets under management, positioning us as the second asset manager in Brazil.

According to ANBIMA, the asset management industry in Brazil held assets totaling R$6,030 billion as of December 2020 and with 688 Financial Institutions and Assets Managers, among them, XP Investimentos.

The competition is concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal

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

Pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers are our primary clients in these businesses, representing approximately 1,000 groups of clients, that reached R$3.9 trillion of assets under service as of December 31, 2020, which includes investment funds, underwriting, pension funds, trustee and brokerage services.

In 2020, Global Finance named Itaú Investment Services as the best sub-custodian in Brazil, Uruguay and Paraguay. We are currently updating our technological platform regarding securities services and investing in new solutions for our clients, such as iServices, that includes custody, brokerage and clearing all integrated as a service.

The table below shows our market position and information about competitors for the businesses listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	In December 2020, we had a market share of 23.0% based on total assets under local custody, positioning us as the second position Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$6,276 billion as of December 2020. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.
International Custody	Our market share in December 2020 was 7.0% in terms of total assets under international custody, positioning us as the fourth largest International Custodian.

Based on ANBIMA, the international custody service in Brazil totaled R$2,122 billion of assets as of December 2020.

Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.

Corporate Solutions

In December 2020, we had a leading position as agent and register provider to 204 companies listed on B3, which represents 59.1% of companies listed on that exchange.

Moreover, we were the second largest transfer agent with 338 debentures offerings in the Brazilian market, representing 27.5% of the debentures market in Brazil.

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

Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives:

•	Being the leading private bank in terms of client satisfaction;

•	Adding value to clients and stockholders with a complete offering of long-term proactive advisory services;

•	Continuing to invest in our international platforms to enhance Brazilian clients’ experience;

•	Improving our operational efficiency through continuous investments in technology; and

•	Maintaining a focus on risk management and regulatory considerations.

The table below shows our market position for the business:

Product/Service	Market Position	Additional Information and Main Competitors
Itaú Private Bank	In December 2020, we had a market share of 27.3% in terms of Itaú Private Bank. Reduction of 340 basis points compared to December 2019, mostly explained by the entrance of new players in the monitoring of ANBIMA and the impact of the market volatility caused by COVID-19 pandemic.	Banco do Brasil S.A., Bradesco S.A., BTG Pactual S.A., Credit Suisse (Brasil) S.A. and Santander S.A..

Source: ANBIMA.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 302 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$133.5 billion in trading volume in 2020. The brokerage services are also provided to international clients through our broker-dealer in New York.

The following table shows our market position and information about competitors for the businesses listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services (1)	Ranked third in Retail Brokerage Services by equity trading volume in the year ended December 31, 2020(2).	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Easynvest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Titulos e Valores Mobiliários S.A.
(1) Source: CBLCnet (2) Includes clients from Itaú Private Bank segment.

International Operations

We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.

The table below shows some of our operations in Latin America, excluding Brazil:

Countries	Branches & CSBs	ATMs	Employees
Argentina	84	175	1,584
Chile	183	408	5,340
Colombia(1)	111	125	3,098
Paraguai	40	301	975
Uruguai(2)	24	62	1,065

(1)	Includes employees in Panamá.
(2)	Does not include the 33 OCA points of service.

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

As of December 31, 2020, we had a network of 444 branches, including 8 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 60 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2020, we also had 33 points of service through OCA S.A., our credit card operator in Uruguay. Please see “Distribution Channels”, for further details about our distribution network in Latin America.

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

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In November 2020, we had a market share of 2.8% in terms of total outstanding loan balance in Argentine pesos, positioning us as the tenth largest private bank in Argentina.	Our main competitors are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina and Banco Macro.

Source: Central Bank of Argentina.

Itaú Corpbanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired control of the resulting entity – Itaú Corpbanca. On the same date, we entered into the Shareholders’ Agreement of Itaú Corpbanca, or Itaú Corpbanca’s Shareholders’ Agreement, which entitles us to appoint, together with the Corp Group, the former controlling shareholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. In the following years, we increased our equity stakes to 39.22%, pursuant to the exercise of put options by Corp Group, as set out in Itaú Corpbanca´s Shareholder´s Agreement.

Itaú Corpbanca provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama).

Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, a Consumer Finance Division); and 3) Treasury. Itaú Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2020, our market share was 11.2% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile.	Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.

Source: Chilean Commission for the Financial Market (CMF).

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

In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market.

The table below shows our market position and information about our competitors for the Banco Itaú Paraguay business:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2020, we had a market share of 13.5% in terms of total outstanding loan balance in guaranis, positioning us as the third largest private bank in Paraguay.	Our main competitors are Banco Continental, Banco Regional, Sudameris and BBVA Paraguay.

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

In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market.

The table below shows our market position and information about our competitors for the Banco Itaú Uruguay business:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	In December 2020, we had a market share of 23.3% based on total outstanding loan balance in Uruguayan pesos, positioning us as the second largest private bank in Uruguay.	Our main competitors are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.

Source: Central Bank of Uruguay.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

•

Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with business platforms in Madrid and Paris, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.

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

Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, as issued by the IASB, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2020, 2019 and 2018:

Revenues from operations in Brazil and abroad	For the Year Ended			Variation
	2020	2019	2018	2020-2019		2019-2018
	(In millions of R$, except percentages)
Income related to financial operations (1) (2)	123,611	145,308	131,317	(21,697)	(14.9)%	13,991	10.7%
Brazil	102,016	117,541	108,362	(15,525)	(13.2)%	9,179	8.5%
Abroad	21,595	27,767	22,955	(6,172)	(22.2)%	4,812	21.0%
Revenues from banking services	38,557	39,032	36,809	(475)	(1.2)%	2,223	6.0%
Brazil	34,533	35,283	33,211	(750)	(2.1)%	2,072	6.2%
Abroad	4,024	3,749	3,598	275	7.3%	151	4.2%
Income from insurance and private pension operations before claim and selling expenses	4,488	4,553	3,961	(65)	(1.4)%	592	14.9%
Brazil	4,488	4,423	3,812	65	1.5%	611	16.0%
Abroad	—	130	149	(130)	(100.0)%	(19)	(12.8)%

(1)	Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.
(2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2020, there were 139 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,291 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2020, these three banks accounted for 39.0% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2020, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 35.8% of the banking system’s total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector

(In billions of R$)
Position	Banks by total assets(1)	Control Type	As of December 31,
			2020	% of Total
1st	Itaú Unibanco Holding S.A.	privately-owned	1,941.9	17.5
2nd	Banco do Brasil S.A.(2)	state-owned	1,713.3	15.5
3rd	Caixa Econômica Federal	state-owned	1,448.9	13.1
4th	Banco Bradesco S.A.	privately-owned	1,371.0	12.4
5th	Banco Santander Brasil S.A.	privately-owned	1,004.0	9.1
6th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	798.4	7.2
7th	Banco BTG Pactual S.A.	privately-owned	266.3	2.4
8th	Banco Safra S.A.	privately-owned	218.4	2.0
9th	J.P. Morgan S.A	privately-owned	104.1	0.9
10th	Banco Citibank S.A.	privately-owned	91.8	0.8
n.a.	Others	n.a.	2,114.5	19.1
	Total(3)		11,072.7	100.0

(1)	Based on banking services, except insurance and pension funds.
(2)	Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil’s shareholding stake and excludes these 50.0% of National Financial System.
(3)	Excludes Payments Institutions

Source: Central Bank (IF.data).

Along with our traditional competitors, there are also new technology-driven financial institutions such as fintechs, Asset Management firms and Acquiring Services which are disrupting the Brazilian financial industry. In general, these competitors act in specific business lines such as Credit Cards (e.g. Nubank), Investment Services (e.g. XP Investimentos), Acquiring Services (e.g. StoneCo, PagSeguro), Banking Services (e.g. Banco Inter, BTG Digital) and others. Although many of our non-traditional competitors are still in early stages of development, they start to gradually increase the number of products and services offered. As technology advances and clients’ preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution and communication channels.

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

Our network of 3,232 branches, which includes physical and digital branches, as of December 31, 2020, distributes all of products and services in Brazil.

ATMs, both our own proprietary network of machines and additional 23,798 via partnership with Tecban, (as of December 31, 2020) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 196 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Brazil	3,232	3,348	3,717	656	671	703	20,687	21,384	24,252
Abroad	413	448	483	36	37	37	1,071	1,107	1,175
Argentina	71	74	72	13	13	13	175	176	176
Chile and Uruguay	208	219	224	1	1	2	470	486	525
Colombia	101	117	148	10	11	13	125	147	174
Paraguay	28	32	31	12	12	9	301	298	300
Other	5	6	8	—	—	—	—	—	—
Total in Brazil and abroad	3,645	3,796	4,200	692	708	740	21,758	22,491	25,427

Digital Channels (internet and mobile banking)

In 2020, due to the COVID-19 pandemic, the world faced one of the greatest economic and social challenges, where technology and digitalization became even more necessary. Many habits and customs were adjusted to the “new normal” and digital channels have become a very safe way to continue interacting with other people and companies without leaving home.

We invested a substantial amount of effort to give our customers the best possible experience through digital channels. Improvements in the regulatory and competitive scenario reinforced that commitments we made to our customers and other stakeholders a couple of years ago were of utter importance and resulted in important achievements. Our year over year growth in 2020 in monthly active users was 13% and there was a 108% growth in accounts opened digitally for individuals, which represented almost 50% of the total accounts opened in 2020. We also had two records: the download of Itaú App was 1.3x higher than the daily average of 2020 and the download of Itaú Empresas App was 5x higher than the daily average of the same period.

Due to the COVID-19 pandemic, we encouraged our customers to use our digital channels, such as our apps and online banking website, and our digital products. Our website was reconfigured to give prominence to Digital Channels, including a step by step for those who have never used the Itaú App and how to use the main financial services tutorials (view transactions, transfer money and pay bills, credit card payment, virtual cards, unlocking credit and debit card passwords, tracking card orders). We also communicated the services that can be done online on our social networks and sent e-mails and SMS to our customers.

We created the “Services HUB”, a feature in Itaú Apps, with a simple and pragmatic interface, which includes many forms where customers can make requests for operational services. Requests are automatically sent to back office teams, thus reducing the demand for branches and call centers, balancing the experience and practical benefits with efficiency and process optimization. We have more than 16 new forms available and have already processed more than 853 thousand transactions. Besides, we improved the interaction of customers with managers and specialists to purchase products and receiving recommendations, assuring contextualized and quality service. In addition, we are enhancing the connection between online and offline (o2o) channels to optimize the bank’s results.

At WhatsApp Itaú, our focus was to expand the number of services and customers served by the channel. We launched the contact number to serve business customers and the exclusive contact number to deal with renegotiation for retail customers, which now serves active and inactive bank accounts, from simulation to contracting. In addition, we provide a feature that allows non-digitized customers to interact with WhatsApp Itaú, becoming a highly relevant digitization tool. These solutions illustrate our commitment to an omnichannel experience, to always be the bank our clients want to partner with.

Also, in 2020, to help businesses during the COVID-19 crisis, we offered three types of loans in partnership with the government, with special conditions, all available through our digital channels. The first one was exclusive for the payment of salaries and financed 136 thousand payrolls, benefiting almost 50 thousand companies and over 1 million employees and R$2.9 billion in financings. We also offered a loan to support micro and small businesses, which resulted in more than 16 thousand contracts in the first 24 hours and an aggregate amount of R$4 billion borrowed. And the final loan, was a loan for small, medium and large businesses, which resulted in an aggregate amount of R$15 billion borrowed. The NPS in this segment increased by 5 points in 2020, which indicates that we were able to attend the needs of our customers with great quality.

Another important service that we launched was Pix, an online payment and transfer system from the Central Bank. We built Pix considering simple and intuitive interfaces that can offer the best solution to our customers. This product was built by a 300 people multidisciplinary team, working remotely. Within less than two months, the transfers and payments made by Pix represented, organically, 26% of all the bank transfers in our main individual app, showing its disruptive potential and also an excellent basis to build new products and services for our customers.

Our communications channel became more efficient every year, and as we are closer to our customers, we can understand the best direction to follow, not only in terms of service evolution, but also in more efficient ways to help people manage their financial life. Another important point is that everything that is developed in digital channels, is not only built for, but with our customers, taking into consideration their daily routine, pain points and needs. This is a great differential – we have the knowledge and the tools to make our journeys simpler and more intuitive, considering each customer profile. We are also adapting our portfolio and products to serve a larger amount of customers. To mention some of these products, we have investment recommendations according to the clients’ objectives, online check deposit, buying foreign currency in the mobile app, iPhone pra Sempre (an online iPhone update program with credit card) and online renegotiation.

We are constantly recognized for being close to the customer and always delivering best-in-class innovation. As an example, we earned the Folha Top of Mind 2019 as the Best Banking Mobile App category, and in 2020 we earned a national award called Digital Transformation Bank Report, in the categories Credit innovation and Customer/User Experience. In addition, we won the Finances category in Datafolha research about companies and services which had a positive impact during the pandemic.

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

Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. We are active in social media with constant publications about the economic environment and tutorials. In

December 2020, we reached over one billion views on our YouTube channel and over nine million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 641 thousand and 521 thousand followers, respectively.

We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 150 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 2.9 million mentions on social media in 2020, according to Oliver, consulting agency that assist us in the analysis of social media data.

Social media is a pillar in engaging people in our role beyond banking. Itaú Unibanco invests in several projects, with a focus in education, culture, mobility, and sport. Our urban mobility platform has more than 1,400 bike stations and is present in seven cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2020 an average of more than 1 million trips were made each month using bikes from our urban mobility platform. This is due to the amount of bikes we offer people: there are over 7,000 laranjinhas (orange bikes) across Brazil.

In education, our programs are equally powerful: since the “Leia para uma criança” (Read to a child) program was created, more than 61 million printed books were distributed to people and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. This shows our commitment to mobilize clients and non-clients to make a difference in our country.

As a result, in 2020 we were ranked for the 17th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$37,383 million. The analysis is based on our brand’s ability to generate financial results, influence the clients’ selection process, and ensure long-term demand.

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

Ownership Structure

The following chart shows a simplified overview of our share ownership and our direct and indirect subsidiaries as of March 31, 2021:

Sustainability

Sustainability is embedded in our corporate strategy through a consolidated governance structure and it is integrated into our business, which allows us to incorporate environmental and social issues into daily activities and processes across the entire Itaú Unibanco Group. Long-term strategic decisions on sustainability are discussed on an annual basis by our Board of Directors and twice a year at the meetings of our Executive Committee.

In 2019, we disclosed our new sustainability strategy, which is targeted at the positive impact we seek to create through our businesses and in our actions. In 2019 we signed, the Principles for Responsible Banking, by the United Nations Environment Programme Finance Initiative (UNEP FI), which encourages the global financial sector to comply with the Sustainable Development Goals and the Paris Agreement.

Our sustainability strategy includes eight Positive Impact Commitments, which we announced at an event for investors at the beginning of September 2019, and published on our Sustainability website and in our 2019 Annual Report. With clear goals, KPIs and sponsors in the business and institutional areas, the commitments we made will make us incorporate best sustainability practices throughout the organization, and they are divided into three pillars:

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

The path of the Positive Impact Commitments was even more challenging in this year of so many changes. However, this only reiterated the importance of dealing with environmental and social issues in an immediate and meaningful way for everyone, and we try our best to adapt our projects impacted by the scenario, in order to guarantee the evolution of our goals. In 2020, we also reaffirmed our positive impact agenda by building other initiatives such as a private social investment commitment, Todos pela Saúde (All for Health) initiative and the Amazon Plan.

In 2020, with the relevance of private social investment in the scenario in which we live, we dedicated efforts to create a new specific commitment to the theme. The objective was to reaffirm Itaú Unibanco’s pact alongside our institutes and foundations with Brazilian society, strengthening bonds of trust amid uncertainty. This new commitment establishes guidelines and goals aimed at Private Social Investment with the objective of promoting access and expanding rights, improving the quality of life in cities and strengthening the power of transformation of people.

The Todos pela Saúde project aims at supporting and strengthening the coronavirus relief efforts in Brazil by reaching all tiers of society, as well as supporting public health sector initiatives, such as the Brazilian unified health system (SUS), in such a challenging time. Itaú has started this project with the largest philanthropic donation ever made by a Brazilian company: the bank has donated R$1 billion to make the project come true. Out of this amount, R$790 million has already been allocated to the novel coronavirus relief efforts. In addition to the initial donation, the initiative has already collected over R$18 million in donations from companies and individuals across Brazil.

The Amazon Plan has arisen from a joint plan between Itaú, Santander and Bradesco, three large banks with a common clear goal: promoting effective actions to ensure the sustainable development of the Amazon region. In addition to being a vital region for the health of the world climate, the Amazon Plan was developed in a particularly critical year for this territory. The National Institute for Space Research (INPE) has disclosed that deforestation in the Amazon region was up 34% between August 2019 and July 2020 from the same period in the prior twelve months. The Amazon Plan includes ten measures designed to meet three action fronts essential for the sustainable development of the region: environmental conservation and bio economic development, sustainable infrastructure investments, and basic rights guaranteed for the population of the Amazon region. These measures are essential for ensuring preservation and the sustainable development of the economy of the region and its population.

In 2020, we created a working group with the aim of integrating ESG criteria in our credit portfolio. As we deepen the work with the group, we felt the need to create a specific governance to conduct discussions about deliveries and the challenges that this agenda imposes on financial institutions in general. With this, an ESG business committee was established, composed of executives from the Wholesale bank, to monitor the evolution of projects, discuss trends in the local and international market, as well as the progress of the ESG agenda, assess ESG operations and connect strategic matters involving ESG in large companies. We have also established an ESG working group in the area of Fixed Income that aims to evaluate capital markets operations in addition to providing ESG advisory, specialized advice to clients regarding ESG criteria, when necessary.

Since 2018, we have been working on a multidisciplinary basis involving the Sustainability, Environmental and Social Risk, Finance, Asset Management and Investor Relations departments to develop a Climate Finance agenda. We participate in the main national and international forums and initiatives in order to anticipate trends and help us guide the way we do business in the short and long terms. Together with 36 other banks, we are part of a working group to address the TCFD of the United Nations Environment Programme Finance (UNEP-FI) for the purpose of developing indicators and tools to improve the assessment and disclosure of risks and opportunities related to climate change. In 2019, we undertook to implement the TCFD recommendations by 2022, with actions determined and periodically monitored to ensure the achievement of this target. Compliance with TCFD’s recommendations at 79% in December 2020.

In August 2018, Itau and Natura launched the platform Commitment to Climate Program, whose main objective is to promote the carbon market and invite other organizations to participate in this initiative. Currently, this program has grown, and other companies are participating to offset their emissions, like B3, Lojas Renner, MRV, Raia Drogasil, Localiza and Mattos Filho, together with Natura and Itaú. Over the years of the Program, it has helped to protect more than 8,500 ha of forests, to generate more than 85,000 MWh of renewable electric energy and verified more than 1 million of emissions reductions. In 2020, with the impacts of COVID-19 crisis, Itau selected to support only one project, which was a clean energy generation project, to offset Itau’s emissions during 2019, which was more than 17,000 metric tons of CO2.

On January 8, 2021, we established a framework, or the Framework, to allow us to contribute to the development of sustainable financing solutions, with the objective of raising funds for new and existing projects with environmental or social benefits. We are committed to increasing (i) the financing for positive impact sectors; (ii) the inclusion of environmental, social and governance issues in investment decisions; (iii) the financial inclusion of micro, small and medium entrepreneurs; and (iv) the access to financial services and offer tools and content that support healthier financial decisions. The Eligibility Criteria (as defined in our Framework) have been developed in alignment with the four core components of the GBP, SBP and SBG administered by the International Capital Markets Association (ICMA) – use of proceeds, process for project evaluation and selection, management of proceeds and reporting. The Framework has also been analyzed and recommended by a second party opinion provider, Sustainalytics, as part of a regular sustainability bond issue.

On the topic of human rights, in 2019, we launched a revised version of Itaú’s Human Rights Commitment, which aims to reinforce our commitment of respect for human rights with respect to employees, clients, suppliers, stockholders, partners and society. This commitment guides our actions related to critical topics, mitigation practices, remediation and monitoring measures and work with vulnerable groups (children, adolescents, indigenous people, women, migrants, black people, people with disabilities, LGBT+ and others). With this in mind, we conducted action plans to discuss case studies of human rights violations reported by clients through our channels and the training of service teams to address these cases. Further, we started a broad education process including the organization of “diversity weeks” focused on discussions about race, LGBT+ people, gender and people with disabilities. Additionally, in order to support knowledge about human rights and diversity, we launched a training on this topic for all our employees and we organized the “Diversity Library”, with a curatorship of content related to Diversity, Inclusion and Human Rights. In order to establish communications that are relevant to topics related to human rights in the organization, we also organized a mental health and financial education week, with lectures on those topics.

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

Risk Management

Taking on and managing risks is one of our activities and, to this end, we must have well-established risk management objectives. In this context, risk appetite defines the nature and level of risks that are acceptable to us and the risk culture guides the attitudes necessary to manage them.

We invest in robust risk management processes that are the basis for our strategic decisions to ensure the sustainability of the business and to maximize the creation of shareholder value. These processes are aligned with the guidelines of the Board of Directors and the Executives who, through collegiate, define the global objectives, expressed in goals and limits for the risk management business units. The control and capital management units, in turn, support our management through risk and capital monitoring and analysis processes.

The principles that provide the foundations of risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making are:

•

Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction. Therefore we are concerned with generating shared value for employees, customers, shareholders and society, and ensuring the perpetuity of our business. We are concerned with doing business that is good for the client and for us.

•

Risk culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks in a conscious manner, respecting the way business is ethically done.

•

Risk pricing: we act and assume risks in businesses we know and understand, and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return.

•

Diversification: we have a low appetite for volatility in results and, for this reason, we operate in a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business.

•	Operational excellence: we want to be an agile bank, with a robust and stable infrastructure, in order to offer a high quality service;

•

Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking our reputation.

The CMN Resolution 4,557/2017, which provides for the structure of risk and capital management framework, with which we must comply, highlights the implementation of a continuous and integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS), and the RAS (Risk Appetite Statement) and the stress test program, the constitution of a Risk Committee and the appointment, before BACEN, of the Risk Management Officer (CRO), with the attribution of roles responsibilities and independence requirements.

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

Superior Commission for Market Risk and Liquidity (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

Superior Operational Risk Commission (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System. The CSRO is our main decision-making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risk.

Superior Products Commission (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of our Products Committees that report to it or that involve image risk to us.

Superior Credit Commission (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing decisions which may have not been taken due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or other features, such Credit Committees decide to submit to the CSC’s review.

Superior Retail Credit and Collection Commission (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies.

Superior Wholesale Credit and Collection Commission (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies.

Superior Committee on Prevention of Money Laundering (CSPLD): summoned on demand, the Committee aims to analyze and deliberate on claims involving the opening / maintenance of transfers and other services / operations (M&A, credit granting, KYC exchange validation, among others) to bidders with greater exposure to money laundering risk.

Superior Commission for Corporate Investment (CSIS): meeting on demand, its purpose is to evaluate temporary corporate investments of interest to the Investment Bank (DGA).

Additionally, we have sub-committees, chaired by our chief risk officer and CFO, which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above.

Standards Committee (CN): meets at least quarterly (may be via Fast Track) and aims to approve / validate standards with the scope of the Standards Committee, being the minimum scope for approval of policies. Higher-level policies must be approved by the Normative Committee before proceeding to other forums.

Technical Commission for Model Evaluation (CTAM):

CTAM - Market: meets bimonthly or on demand, for approval and assessment of market risk models and pricing, based on the independent opinion of the model validation area, as well as suggesting and monitoring action plans for the validated models. Its main responsibilities are: to approve models related to the calculation of market risk and pricing, to decide whether or not to use market risk and pricing models, to approve, recommend, suggest and monitor the proposed action plans for the validated models and monitor the performance of the market risk model over time, determining new developments, if necessary.

CTAM - Credit: recommend or veto the use of credit risk models based on an independent opinion from the model validation area, inform any risk points and monitor action plans. Its responsibilities are divided into Director Alçada (which meets monthly or on demand) and Superintendent Alçada.

Capital Committee (CCAP): meeting at least bimonthly, it aims to monitor the capital adequacy of the Holding and International Units, the capital projections in normal and adverse scenarios, in addition to reviewing the assessment of the materiality of the risks, the need for additional capital for material risks and the quantification methodologies for calculating capital for risks whose need has been completed for the purposes of the Internal Capital Adequacy Assessment Process.

International Units Risk Committee (CRUI): held on a quarterly basis, it aims to present and discuss the main risks of International Units and the corresponding strategies and action plans proposed to mitigate the identified risks. It monitors the risk indicators and risk appetite of International Units, as well as the measures for maintenance at acceptable levels, considering the particularities of each country or region. Deliberates on situations that require mobilization of Units and respective management areas in Brazil, including monitoring of risk events, notes from regulators, results of internal and external audits, risk maps and regulatory demands. Evaluates the evolution of maturity in the risk management of the Units and in the governance and supervision exercised by the ARF risk areas, ensuring alignment with our strategy. Promotes the Risk Culture Program in International Units and its dissemination.

To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our chief risk officer and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures.

Risk governance at foreign subsidiaries

Our foreign subsidiaries follow the risk management and governance model established by the holding in its policies and guidelines, keeping an effective flow of information on risk levels between headquarters and each subsidiary and alignment of strategies for maintaining such risks at an acceptable level.

To ensure the continuous improvement of the units in risk management and controls, a maturity program was established, comprising the definition and periodic assessment of best practices of risk management and controlling conducted in each location as also the supervision and governance activities performed by the holding.

The proximity in the monitoring of our units allows us to better understand the peculiarities of each country and region where we do business with and to quickly adapt to changes in different regulatory, social, and economic environments where we operate, even in stress scenarios as observed with COVID-19 pandemic.

In this regard, there was an increase of volume and frequency of information shared between units and holding when related to customers and employees’ safety and well-being preservation, the availability of banking channels, products and services, the regulatory changes instituted in different countries and their impacts in the units.

Finally, advances in actions to strengthen the Risk Culture on abroad subsidiaries have fostered individual and collective responsibilities of all our employees, empowering them to do the right thing, at the right time, and in the right way respecting the ethical and sustainable way of doing business.

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

CMN	the highest authority of the Brazilian National Financial System (SFN) responsible for the currency and credit policy in Brazil to guarantee stability and social and economic development. Its major purpose is to disclose the general rules for the operation of the entire financial market.
Central Bank	autonomous authority responsible for regulating and overseeing the entire National Financial System (SFN), ensuring the stability of the purchasing power of the currency and a solid and efficient financial system and for implementing the policies established by the CMN, authorizing the establishment of financial institutions and supervising them.
CVM	a government agency linked to the Ministry of the Economy with purpose of regulating, supervising and developing the securities market.
CNSP	responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities.
SUSEP	responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants.
ANS	responsible for regulating and supervising the health insurance market in Brazil and its participants.

Our main operations outside of Brazil are subject to oversight by local regulatory authorities in the following jurisdictions:

Noteworthy regulatory requirements and restrictions on financial institutions:

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

Supplementary law establishing the independence of the Central Bank approved by the Brazilian Congress

On February 25, 2021, Supplementary Law No. 179 of February 24, 2021 (“Supplementary Law No. 179”) was published, establishing the purposes of the Central Bank and its autonomy, as well as regulating the appointment and removal of its president and directors.

Among other matters, Supplementary Law No. 179 sets forth that the Central Bank shall obtain the status of “special autarchy” characterized by the absence of ties to a Ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy. Additionally, the law also sets forth that, while the President of Brazil will still be responsible for appointing the president and the board of directors of the Central Bank (with the Brazilian Senate’s approval of their names), their terms of office will no longer coincide, which will further guarantee the independence of the Central Bank from political decisions. Supplementary Law No. 179 came into effect on the date of its publication.

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

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total risk weighted exposure.

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

Implementation of Basel III in Brazil

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/2013 and No. 4,193/2013. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (Patrimônio de Referência); and Additional Core Capital (Adicional de Capital Principal), both aligned to the guidelines of the Basel III framework.

Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves after adjustments, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar).

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

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Conservação de Capital Principal), the countercyclical capital buffer (Adicional Contracíclico de Capital Principal) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions.

The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital. We are considered domestic systemically important financial institution, hence having to fulfill the 1% Additional Core Capital for higher loss absorbency (Adicional de Capital Principal Sistêmico). The Central Bank’s implementation of the capital adequacy requirements under Basel III was phased-in from 2013 to 2019. In 2020, in response to the economic crisis related to the COVID-19 pandemic, the CMN temporarily eased the capital conservation buffer, which will gradually return to the fully implemented level in April 2022.

Moreover, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis.

The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to Itaú Unibanco Holding on December 31, 2020. The figures presented below refer to the percentage of our risk-weighted assets:

Basel III Requirements

2020
Common Equity Tier I	4,5%
Tier I	6,0%
Total Capital	8,0%
Additional Capital Buffers (ACP)	2,25%
conservation (1)	1,25%
countercyclical (2)	0%
systemic	1,0%
Common Equity Tier I + ACP	6,75%
Total Capital + ACP	10,25%
Prudential adjustments deductions	100%

(1)

For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

(2)

The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion, and currently is set zero (BECAN Communication No. 36,830/21). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

Limit to be observed

2020(1)
Liquidity Coverage Ratio (LCR)	100%

(1)	Mininum requirement valid from 1 January, 2019 onwards.

Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (Razão de Alavancagem, or RA) on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or NSFR) and the Leverage Ratio (Razão de Alavancagem, or RA) to be observed by certain Brazilian Financial institutions, including those classified as Segment 1 pursuant to CMN regulation (such as us — please refer to item “Segmentation for the proportional application of the prudential regulation” for more information), and the terms for compliance with such requirements.

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

Pillar 3 Report

Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. We are required to publish this report on a consolidated basis covering the following topics:

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

In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was enacted, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by the CMN.

Global Systemically Important Financial Institutions (G-SIFI) Assessment in Brazil

The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. Please see “Basel III Framework,” for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of EUR 200 billion, individually. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 11, 2020, by the Financial Stability Board. The next update is expected in November 2021.

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

Since then, Itaú Unibanco completed two bullet issuances of Brazilian covered bonds, the first on December 14, 2018 in the total amount of R$1.224 billion and the second on April 24, 2019, in the total amount of R$350 million.

On July 24, 2019, Itaú Unibanco established its first Brazilian covered bond program. The first issuance under the covered bond program took place on July 29, 2019, in the total amount of R$1 million. As of December 31, 2020, the accrued value of the outstanding Brazilian covered bonds issued by Itaú Unibanco, which includes the bullet issuances as well as the issuances under the program (as reflected in our financial statements), amounted to R$11,029 million.

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

New Foreign Exchange Bill Approved by the Brazilian House of Representatives

By initiative of the Central Bank, the President of Brazil has presented to the Congress a draft bill to reformulate the Brazilian foreign exchange market (“New Foreign Exchange Bill”). The draft also includes provisions regarding the Brazilian capital held abroad and foreign capital held in Brazil. The initiative intends to modernize, simplify and increase legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation.

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

On December 22, 2020, the Brazilian House of Representatives approved the draft of the New Foreign Exchange Bill. The House voted on many motions by representatives for amendment or redaction of specific sections of the New Foreign Exchange Bill on February 10, 2021 with no material alterations to the proposal. Considering the approval by the Brazilian House of Representatives, the bill will be sent to the Brazilian Senate for approval. As of this date, it is not possible to estimate if and when it will be approved by the Brazilian Senate, or which changes (if any) will be approved by the Senate.

Central Bank Launches Public Consultation to Improve Foreign Exchange Regulations

The Central Bank launched Public Consultation No. 079/2020, which contains a proposal to improve foreign exchange regulations in the context of technological innovations and new business models related to international payments and transfers.

The improvements considered recent developments related to international payments and transfers, advancing competition, financial inclusion and innovation in the sector within the possibilities allowed by the current legal framework. According to the Central Bank, the structural innovations in the Brazilian foreign exchange market can only be implemented after updating the legal framework of the foreign exchange market through the approval of the New Foreign Exchange Bill.

The proposal seeks to expand competition in the segment of remittances, provide better services and facilitate the execution of these transactions. It also aims to significantly improve the domestic payments market and foster the use by the public of payment accounts by bringing such alternatives to the foreign exchange market.

In this sense, the proposal includes the following measures: (i) allowing payment institutions authorized to operate by the Central Bank to require authorization to operate in the foreign exchange market for the intermediation of certain operations and limited to USD100 thousand per transaction; and (ii) regulating the use of prepaid payment accounts held by Brazilians residing, domiciled or headquartered abroad, to be maintained at an institution authorized to operate in the foreign exchange market.

The proposal also consolidates and modernizes the regulation of international payment or transfer services in the foreign exchange market, providing uniform treatment for the acquisition of goods and services carried out with the participation of issuers of payment instruments for international use, international payment facilitators and intermediaries and representatives in international purchases. The provider of such services would now be referred to in the exchange regulations by the term eFX.

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

The rule provides that, for certain financial institutions (including those classified as Segment 1, which is our segment), individual exposures to the Brazilian Federal Union (including the Brazilian Central Bank) as well as to central governments or to central banks of foreign jurisdictions are not subject to the observance of the large exposure limits.

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

Financial Bills (“Letras Financeiras”)

According to Law No. 12,249 of June11, 2010, as amended, Brazilian financial institutions can issue financial bills (letras financeiras), a debt funding instrument for financial institution aimed at larger volumes and longer terms. The regulatory framework for financial bills permits financial institutions to issue such instruments with subordination clauses as Basel III-compliant. As per the CMN Resolutions Nos. 4,733 of 2019 and 4,192 of 2013, the main characteristics of Basel III-compliant financial bills are:

•	The possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution;

•

The suspension of interest payments in case of non-compliance with capital requirements. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or be written-off. These determinations will not be considered as a default by financial institutions and will not accelerate the maturity of its other debts;

•	The possibility of issuance of perpetual financial bills, which will only mature in case of default on interest payments or at the time of the dissolution of the financial institution; and

•

The possibility of a broad authorization for the use of funds raised by the issuance of financial bills in the composition of the issuer’s Regulatory Capital (such authorization is pending Central Bank’s regulation).

In addition, CMN Resolution 4,733 of 2019 establishes important provisions for the issuance of financial bills such as:

•

Certain due diligence obligations to be observed by the issuer or any intermediary institutions involved in the distribution, placement and trading of the financial bills, in order to ensure the provision of information regarding the investment and its suitability to the investor’s profile; and

•

The flexibilization of the rates that can be used for the remuneration of financial bills, allowing the use of floating rates regardless of a combination with a fixed rate or any other rate (fixed or floating) that is publicly known and regularly calculated.

On September 24, 2019, the Central Bank issued Circular 3,963, a rule systematizing the requirements for the registration of financial bills in authorized central depositary entities, which were previously dispersed in different documents. The new rule establishes in its annexes the content of the subordination clauses that must be included in financial bills issued to compose the issuer’s Regulatory Capital.

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

The regulation also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:

(i)	Our Anti-corruption Corporate Policy is available on our Investor Relations website.

(ii)

Our Corporate Conduct, Integrity and Ethics Policy is available on our Investor Relations website, from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests.

(iii)	We also have a webpage dedicated to Integrity and Ethics in our Investor Relations website, from which you can access further details about our Integrity and Ethics Program.

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

For further information, see “Item 6B—Compensation.”

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

In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions authorized to operate by the Central Bank in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) contracts or legal entities, aimed at cooperation in the financial sector; (v) acquisition of a minority stake of at least 5% of the voting shares of a financial institution.

It is worth mentioning that legislations in force in other jurisdictions may require that concentration acts be submitted to the relevant antitrust authority.

The Brazilian antitrust law provides for penalties in the event of violations of the economic order. Accordingly, an undertaking in a dominant position (as the law assumes of one holding over 20% interest) in a certain market in which it operates, which, irrespective thereof, carries out an illegal interaction with competitors, including through professional associations, may be subject to an administrative fine of 0.1% to 20% of the gross revenues of the group operating in the industry affected by such violation and to the divestiture of assets, among other penalties. Additionally, the antitrust legislation of other jurisdictions, such as the U.S. (Sherman Act and Clayton Antitrust Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union), may also be applicable to companies whenever these carry out alleged anticompetitive practices with effects in the aforementioned jurisdictions.

Our Antitrust Corporate Policy is available on our Investors Relations website.

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

Under IFRS, as issued by the IASB, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2.4(d) I – Classification and Measurement of Financial Assets and Note 32 Risk and Capital Management, our audited consolidated financial statements. The risk levels are categorized as:

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

Financial institutions may also be subject to the bankruptcy regime.

On December 24, 2020, the President of Brazil sanctioned Law 14,112 (“Law 14,112”), which overhauls the current Brazilian Bankruptcy and Reorganization Law (Law 11,101/05) in several material aspects. Law 14,112 will enter into effect on January 23, 2021. It is possible that certain changes will potentially affect material matters concerning enforcement and priority rankings, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics of the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.

Law 14,112 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. As a result, Law 14,112 sets out some rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.

Law 14,112 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor’s obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law 14,112 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply.

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

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of Financial Action Task Force (FATF) and United Nations Security Council (UNSC), financial institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners (UBOs). These records should be kept up-to-date;

•	checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;

•	carrying out a prior analysis of new products and services, including the use of new technologies, if applicable, under the perspective of money laundering prevention;

•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;

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

•

maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds;

•	ensuring that policies, procedures and internal controls are commensurate with its size and volume of transactions; and

•

unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.

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

Central Bank Circular No. 3,978 of 2020, which came into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments.

Politically Exposed Persons (PEPs)

According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.

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

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities.

The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Investments of Foreign Investors

Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, subject to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment.

The foreign direct investment (RDE-IED) enables the non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles the investment in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions set forth in Brazilian regulation.

In order to invest in the Brazilian financial and capital markets, investors non-resident in Brazil must engage a financial institution authorized to act as legal representative and, unless the investor is a natural person, a custodian of their investments in Brazil. Such investments are regulated by Resolution CMN 4,373/14 and Resolution CVM 13/20. The transactions performed by foreign investors must be carried out in the markets organized by entities authorized by CVM (such as B3, for example) and securities must be held in custody with depositary and registration systems authorized by CVM and/or Central Bank (such as SELIC and CETIP). The rules establish certain exceptions which allow transactions outside of the organized markets such as subscription of securities in initial public offerings, tender offerings of securities and payment of dividends in kind.

Brazilian rules also allow the issuance abroad of depositary receipts based on (i) any security issued by Brazilian publicly owned companies, (ii) credit instruments issued by financial institutions and other types of publicly owned institutions authorized by the Central Bank of Brazil, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência), and (iii) Letras Imobiliárias Garantidas, which are a type of real estate note issued in the Brazilian market.

Regulatory Sandbox

On October 26, 2020, the CMN and the Central Bank of Brazil (“BCB”) published CMN Resolution No. 4,865/2020 and BCB Resolution No. 29/2020, both regarding Controlled Testing Environment for Financial Innovations (“Sandbox”), which is intended to allow businesses, including institutions that are not yet authorized to operate by the Central Bank, to test innovative projects related to matters under the supervision of the CMN or the Central Bank with real consumers. CMN Resolution 4,865/2020 and BCB Resolution 29/2020 came into effect on December 1, 2020.

The specific rules of the first cycle such as duration period and number of participants, necessary documentation, criteria for the classification of institutions and the schedule of the registration, selection and authorization processes of such entities were published on December 16, 2020 and is expected to start in the second half of 2021.

The Central Bank approved on December 15, 2020, through BCB Resolution No. 50 of December 16, 2020 (“Resolution 50/20”), the rules applicable to the first cycle of its Regulatory Sandbox, scheduled to begin in the first semester of 2021.

Resolution 50/20 sets forth that the participants of the first cycle must register between February 22 and March 19, 2021, and 10 to 15 projects will be selected from among those enrolled. The selection and authorization of registered participants will take place between March 22 and June 25, 2021, and may be extended by a maximum of 90 days, depending on the number of registrants.

The topics chosen by the Central Bank as priorities and which will be considered in the selection of projects include:

•	Solutions for the foreign exchange market;

•	Development of capital markets through synergy mechanisms with the credit market;

•	Stimulus of credit to microentrepreneurs and small businesses;

•	Open Banking Solutions;

•	PIX Solutions;

•	Solutions for the rural credit market;

•	Solutions for increasing competition in National Financial System and Brazilian Payments System;

•	Financial and payment solutions with potential effects of stimulating financial inclusion; and

•	Fostering of sustainable finance.

Open Banking

The Brazilian Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 25, 2019. Open Banking consists in the sharing of data and payment initiation services by financial institutions and other authorized entities, upon customer’s authorization and via integration of information systems. The Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive.

The Brazilian open banking model will comprise financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach, data on products and services, customer record data and customer transaction data. Open banking will eventually cover the provision of initiation payment services.

On November 28, 2019, the Brazilian Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement open banking in Brazil to the public. Among other topics, the draft resolution sets forth in detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. The period for commenting the Public Consultation ended on January 31, 2020 and the Brazilian Central Bank received contributions form market agents.

On May, 4, 2020, a regulation was published by the Central Bank and CMN (Joint Resolution No. 1/2020) and enables the sharing of registration and transactional data from individuals or legal entities through a secure, prompt, accurate and convenient manner — at the customers’ discretion, in the case of data and services that identifies the customer. It is an important step in the process of digitizing the financial system, creating an environment conducive to the emergence of new solutions for inclusive, competitive, safe and suitable provision of financial services.

The open banking in Brazil will be implemented gradually, from February 2021 to December 2021, pursuant to the new dates established by the Joint Resolution No. 1/2020 (as amended by Joint Resolution No. 2/2020):

Stage I – as of February 2021: public access to information from participating institutions regarding their customer service channels and their products and services related to demand deposit or savings accounts, payment accounts or credit transactions;

Stage II – up to July 15, 2021: sharing of customers’ or their representatives’ registry information, and the customers’ transactional data related to products and services listed in Stage I;

Stage III – up to August 30, 2021: sharing of services of initiating payment transactions and forwarding loan proposals; and

Stage IV – up to December 15, 2021: expansion of the scope of covered data, in order to include foreign exchange operations, investments, insurance, and open pension funds, among other financial products.

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

On November 28, 2018, the Central Bank enacted Circular No. 3,918, which modified Circular No. 3,691, regarding the international use of credit cards. Effective as of March 1, 2020, credit cards issuers offer customers the option to pay credit card invoices in reais, converting the amounts due on the date that such expenses was incurred. This option must be adopted for all credit cards issued, unless the customer waives converting foreign amounts on the day that the expense was incurred and chooses to have all amounts converted on the invoice due date.

On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 and Circular No. 3,952, which will come into effect on June 7, 2021, and impose new regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.

On October 22, 2020, the Central Bank published the Resolution No 24, which modified Circular No. 3.885, establishing the authorization process for payment institutions classified as a payment initiation service providers. The payment initiation service provider is characterized by being a payment institution that, without managing a payment account or holding at any time any part of the funds transfer, initiate a payment transaction. To operate as a payment initiation service provider is necessary a previously authorization by the Central Bank, institutions that already hold a financial institution authorization or a payment institution authorization have a simplified procedure. The Central Bank Resolution No. 24 also modified the authorization process for payments institutions that operate as prepaid issuers and start their operation after March 2021, requiring a previous authorization by the Central Bank.

On March 25, 2021, the Central Bank published Resolution No. 80 and Resolution No. 81, which repealed Circular No. 3,885 and altered the rules relating to the operation and authorization process for payment institutions. Among the main changes introduced by Resolution No. 80, are: (i) the requirement that payment institutions include the term “Instituição de Pagamento” in their corporate name; (ii) the requirement that payment institutions be managed by three or more statutory officers; and (iii) that securities broker dealers are no longer required to request prior authorization to offer some payment services. The main changes set forth in Resolution No. 81 include changes to the definition of qualified equity interest held in payment intuitions, as well as an obligation for payment institutions to maintain a business plan available to the Central Bank, which may be requested before or after the granting of the authorization to operate. Resolution No. 80 and Resolution No. 81 will come into effect on May 3, 2021. Similar to Resolution No. 24, Resolution No. 80 requires all payment institutions incorporated after its entry into effect to require previous authorization by the Central Bank to operate.

Instant Payments

Central Bank approves regulation of its Instant Payment Arrangement (“Pix System”)

On August 13, 2020, the Central Bank issued Central Bank Resolution No. 1 (“Central Bank Resolution 1/2020”), establishing the Pix System payment arrangement and approving its regulation (the “Pix Regulation”). Central Bank Resolution 1/2020 came into effect on September 1, 2020. Pix System transactions will operate on a restricted basis through November 3, 2020 and will be fully operational after November 16, 2020.

Pursuant to Central Bank Resolution 1/2020, the participation in the Pix System is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment agents that do not meet this threshold, as well as the National Treasury Secretariat.

The Pix Regulation applies to all participants in the Pix System. According to the Pix Regulation, there are three participation types: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment agents that (a) within the scope of the Pix System have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the Central Bank’s Instant Payments System (“SPI”), and (c) do not meet the criteria of mandatory participation in the Pix System.

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

New rules applicable to Brazilian capital abroad and non-resident accounts in Brazil.

On July 30, 2020, the CMN enacted Resolution No. 4,841 and Resolution No. 4,844, which provide new rules related to the presentation of the Declaration of Brazilian Capital Abroad (“DCBE”), as well as the provision of information regarding non-resident accounts (conta de não-residente – “CNR”) in Brazil, both of which provide for the modernization and cost reduction of the compliance and supervision process in the National Financial System. According to Resolution No. 4,841, only Brazilian residents who maintain capital abroad above US$ 1 million by December 31 of each year are required to submit the DCBE, a declaration of assets abroad, to the Central Bank. Nevertheless, the rules for the provision of information to the Brazilian Tax Authority (Receita Federal do Brasil or “RFB”) have been kept unchanged. In addition, Resolution No. 4,844 alters the minimum threshold for the mandatory registration of transactions in CNRs from R$10,000 to R$100,000, which has the purpose of simplifying the monitoring procedures by Brazilian financial institutions.

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

Late payment and default

CMN Resolution No. 4,882 provides that in case of delay or non-payment of credit operations, financial leasing and credit card and other post-paid payment instruments, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; (ii) default interest and late payment fines in accordance with the law.

Limitation to the fees and interest rates on overdraft-secured checks

On November 27, 2019, the CMN issued Resolution No. 4,765 (“Resolution No. 4,765/2019”), providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI).

The new rule limits the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$ 500.00; and (ii) 0.25% for the opening of credit facilities larger than R$500.00, calculated with the amount of the facility that exceeds R$500.00.

Resolution No. 4,765/2019 also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero.

In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile.

Resolution No. 4,765/2019 came into force on January 6, 2020, for agreements executed after the referred date, and came into force on June 1, 2020, for agreements executed prior to such date. Regarding the 8% limitation the rule applies to all contracts from 06 January 2020 regardless of the date of contracting.

Data Protection

The Brazilian General Data Protection Act, or the GDPA, came into effect in September 2020 (except for administrative sanctions, which will enter into effect on August 1, 2021, according to Law No. 14,010/2020). The GDPA brings a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the GDPA will apply irrespective of industry or business when dealing with personal data.

The GDPA also created the Brazilian National Data Protection Authority, or the ANPD, which will exercise the triple role of investigation, enforcement and education. More importantly, it will be able to issue norms and procedures, deliberate on the interpretation of the act, request information to controllers and processors and, in cases of noncompliance with the law, enforce the law through an administrative process. The ANPD has been assured technical independence, though it is subordinated to the Presidency of the Republic.

Cybersecurity

We comply with the requirements of GDPA, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,658/2021 and of Central Bank Circular No. 3,909/2018, which require financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with CVM Ruling No. 612/2019, which amends, expands and repeals provisions to CVM Ruling No. 505, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection.

Automatic debit of banking accounts

On March 26, 2020, CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages.

In order to foster the transparency on the relationship between the financial institutions and their clients, the new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client. Resolution No. 4,790 provides for the procedures for the authorization and cancellation of automatic debit payments.

The new rule will come into force on May 1st, 2021.

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

Portability of Credit Transactions

Regulated by the Central Bank since 2013, portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and remaining term. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called “debt purchases.”

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

In 2019, the CMN issued a standard setting rules for the collection of interest and tariff on overdraft for individuals and Individual Microentrepreneurs (entrepreneurs with annual revenues of R$81,000 and subject to specific legislation). According to the new regulation, can only be charged for use of overdraft limit exceeding R$500.00.

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

Dividends and other payments by financial institutions during the COVID-19 pandemic

On May 29, 2020 the CMN enacted Resolution No. 4,820, in response to the COVID-19 pandemic, which prohibited financial institutions, such as us, to: (i) remunerate their own capital, including by means of early payment, in excess of amounts equivalent to the minimum mandatory dividend required by Law No. 6,404/76 (the “Brazilian Corporation Law”), including as interest on capital (ii) repurchase their own shares, subject to certain exceptions as authorized by the Central Bank (restriction applicable until December 31, 2020); (iii) reduce their capital stock, except if such reduction is required by law or approved by the Central Bank (restriction applicable until December 31, 2020); and (iv) increase the compensation of their officers, directors and members of the board of directors and audit committee, including fixed and variable compensation with respect to 2020 fiscal year. CMN Resolution No. 4,280 repealed CMN Resolution No. 4,797 of April 6, 2020, that had previously established similar restrictions.

On December 23, 2020, the CMN enacted Resolution 4,885, which modified Resolution No. 4,820 in order to provide more flexibility for the payment of dividends or interest on capital. As a result, financial institutions are not allowed to pay dividends in excess of the greater of (x) the amount corresponding to 30% of the adjusted net profit in accordance with item I of article 202 of the Brazilian Corporation Law; and (y) the amount equivalent to the mandatory dividends as set forth in article 202 of the Brazilian Corporation Law. This is the only restriction still in force as a result of Resolution No. 4,820/20.

Public Consultation to Replace Prudential Regulation Referring to Credit and Market Risk

On December 11, 2020, the Central Bank launched a public consultation on a proposal for a regulation that implements the minimum standard of the Basel Committee for Banking Supervision (BCBS) for calculating the capital requirement related to credit risk according to standardized approach (RWACPAD). This new regulation will replace Central Bank Circular No. 3,644, of March 4, 2013, pursuant to “Basel III” requirements.

The proposal increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The proposal is addressed to financial institutions classified in Segments 1 (S1) to Segment 4 (S4), which currently opt for the standardized approach for credit risk. The consultation ended on February 23, 2021 and the final rule is still pending issuance.

On December 11, 2020, the Central Bank also launched a public consultation on a proposal for a rule contemplating the first phase – of a total of four planned phases – of the process of reviewing the prudential standard for determining the capital requirement related to market risk, as provided for in Basel III. This first phase contains the requirements related to the risk management process, including improvements in governance and the identification of financial instruments classified in the trading portfolio.

Under the terms proposed in the consultation, the first phase will come into effect on January 1, 2022, through amendments to Resolution 4,557, of February 23, 2017, and the publication of a new rule that will replace Circular No. 3,354, of 27 June 2007. The consultation ended on February 9, 2021 and the final rule is still pending issuance. The Central Bank expects to launch new public consultations relating to Phases 2 and 3 throughout 2021.

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

Centralized Registration and Deposit of Financial Assets and Securities

Law No. 13,476/2017, Law No. 12,810/2013, as amended, and consolidated the provisions on the creation of liens over financial assets and securities requiring that the constitution of liens on financial assets and securities subject to registration or centralized deposit be carried out exclusively at the registering entities or at the central depositories where such financial assets or securities are registered or deposited, regardless of the nature of the legal transaction to which they relate to, including for purposes of publicity and effectiveness with third parties.

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

CSLL

20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies). 25.0% (banking institutions) and 20.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies) as of July 1, 2021 and until December 31, 2021.

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

The CSLL is levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance, and similar companies. From January 1, 2019 to February 2020, the CSLL rate for financial institutions is 15.0%. Note that this tax is generally levied at a 9.0% for non-financial legal entities. Provisional Measure No. 1,034 increased the CSLL (i) for banking institutions from 20.0% to 25.0%; (ii) for other institutions authorized to operate by the Central Bank from 15.0% to 20.0%; and (iii) for insurance and capitalization companies from 15.0% to 20.0% from July 1, 2021 to December 31, 2021. These modifications were introduced by a provisional measure and are awaiting approval of the Brazilian Congress.

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

A law was published in September 2020 which provides for changes in relation to the Services Tax that are similar to those provided for in the legislation published in December 2016. Considering the injunction obtained in the Supreme Federal Court, on March 23, 2018, which suspended the amendments introduced by the law published in December 2016, the new law published in September 2020 has its applicability suspended until the Supreme Court rules on the injunction, as it is related to the previous law.

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

The governments of Brazil and the United States entered into a Model 1 IGA on September 23, 2014, effective in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR).

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

4B. Business Overview – Selected Statistical Information

The following information is included for analytical purposes and should be read in together with our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects”.

The data included or referenced in this section are presented in accordance with IFRS, as issued by the IASB, unless otherwise indicated.

Average Balance Sheet and Interest Rate Data

The following tables present the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.

The following methodologies were used when calculating the average balances of our assets and liabilities presented in the following tables. For the 2020, 2019 and 2018 average balances, we used the monthly balances prepared in accordance with IFRS, as issued by the IASB.

The majority of our business is comprised of operations with individuals and corporate entities without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below:

Assets	2020			2019			2018
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
				(In millions of R$, except percentages)
Interest-earning assets (1)	1,677,115	128,978	7.7	1,428,272	140,283	9.8	1,343,713	133,177	9.9
Interest-bearing deposits in other banks	52,958	1,102	2.1	30,728	1,173	3.8	26,174	1,080	4.1
Securities purchased under agreements to resell	274,811	9,832	3.6	258,763	16,197	6.3	265,218	17,365	6.5
Central Bank compulsory deposits	81,254	2,242	2.8	90,190	4,734	5.2	91,421	5,063	5.5
Financial Assets	537,764	36,327	6.8	432,618	36,100	8.3	402,846	34,661	8.6
Financial assets at fair value through profit or loss	308,867	15,716	5.1	259,318	22,760	8.8	248,274	22,853	9.2
Financial assets at fair value through other comprehensive income	94,763	16,982	17.9	56,415	10,758	19.1	53,948	9,194	17.0
Financial assets at amortized cost	134,134	3,629	2.7	116,885	2,582	2.2	100,624	2,614	2.6
Other Financial Assets	96,403	(28)	(0.0)	80,600	1,033	1.3	64,618	1,368	2.1
Loans and leases	633,926	79,503	12.5	535,374	81,046	15.1	493,436	73,640	14.9
Non-interest-earning assets	219,964			156,953			134,723
Cash and due from banks	42,186			31,964			26,616
Central Bank compulsory deposits	5,474			5,380			5,132
Derivatives	71,241			33,351			25,242
Non-accrual loans	23,317			22,777			22,419
Provisions for Expected Loss	(45,641)			(35,152)			(36,042)
Premises and equipment, net	6,869			7,238			7,202
Investments in unconsolidated companies	15,335			12,544			7,730
Goodwill	3,928			10,970			11,109
Intangible assets, net	15,310			12,473			8,545
Tax assets	65,419			43,143			43,741
Assets held for sale	494			718			767
Other assets	16,031			11,547			12,263
Total	1,897,080			1,585,225			1,478,435

(1)	For the net yield on total average interest-earning assets, see “Net Interest Margin and Spread”.

Liabilities	2020			2019			2018
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
				(In millions of R$, except percentages)
Interest-bearing liabilities	1,487,359	73,558	4.9	1,259,993	75,958	6.0	1,176,795	70,612	6.0
Interest-bearing deposits	569,449	17,478	3.1	394,787	18,559	4.7	357,684	17,484	4.9
Savings deposits	161,226	5,245	3.3	138,034	7,186	5.2	126,987	6,809	5.4
Deposits from banks and time deposits	408,223	12,233	3.0	256,752	11,373	4.4	230,697	10,675	4.6
Securities sold under repurchase agreements	287,212	10,690	3.7	299,225	20,473	6.8	308,306	20,889	6.8
Interbank market debt and Institutional market debt	307,600	37,278	12.1	256,057	20,068	7.8	232,802	20,359	8.7
Interbank market debt	174,466	28,878	16.6	155,977	13,231	8.5	135,357	13,587	10.0
Institutional market debt	133,135	8,400	6.3	100,080	6,837	6.8	97,445	6,773	7.0
Reserves for insurance and private pension and Liabilities for capitalization plans	220,274	8,121	3.7	212,972	16,720	7.9	193,908	11,815	6.1
Other interest-bearing liabilities	102,824	(9)	(0.0)	96,953	138	0.1	84,095	64	0.1
Non-interest bearing liabilities	262,081			180,954			158,960
Non-interest bearing deposits	112,519			76,865			70,205
Other non-interest-bearing liabilities	149,562			104,089			88,755
Total stockholders’ equity attributed to the owners of the parent company	135,087			130,500			128,851
Non-controlling interests	12,552			13,779			13,829
Total	1,897,080			1,585,225			1,478,435

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

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	2020-2019			2019-2018
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	(8,828)	(2,477)	(11,305)	8,639	(1,533)	7,106
Interest-bearing deposits in other banks	(191)	120	(71)	163	(70)	93
Securities purchased under agreements to resell	1,077	(7,442)	(6,365)	(416)	(752)	(1,168)
Central Bank compulsory deposits	(431)	(2,061)	(2,492)	(67)	(262)	(329)
Financial Assets	13,117	(12,890)	227	2,061	(622)	1,439
Financial assets at fair value through profit or loss	5,873	(12,917)	(7,044)	2,059	(2,153)	(93)
Financial assets at fair value through other comprehensive income	6,829	(605)	6,224	434	1,130	1,564
Financial assets at amortized cost	415	632	1,047	(433)	401	(32)
Other Financial Assets	252	(1,313)	(1,061)	563	(898)	(335)
Loans and leases	(22,652)	21,109	(1,543)	6,336	1,070	7,406
Interest-bearing liabilities	7,058	(9,458)	(2,400)	23,544	(18,198)	5,346
Interest-bearing deposits	3,479	(4,560)	(1,081)	1,689	(614)	1,075
Saving deposits	1,575	(3,516)	(1,941)	566	(190)	377
Deposits from Banks and Time Deposits	1,904	(1,044)	860	1,123	(425)	698
Securities sold under repurchase agreements	(792)	(8,991)	(9,783)	(624)	208	(416)
Interbank market debt and Institutional market debt	3,767	13,443	17,210	21,221	(21,512)	(291)
Interbank market debt	1,734	13,913	15,647	21,047	(21,402)	(356)
Institutional market debt	2,034	(471)	1,563	175	(110)	64
Reserves for insurance and private pension and Liabilities for capitalization plans	594	(9,193)	(8,599)	1,247	3,658	4,905
Other Interest-bearing liabilities	9	(156)	(147)	11	63	74

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

	2020	2019	2018
	(In millions of R$, except percentages)
Total average interest-earning assets	1,677,115	1,428,272	1,343,713
Total average interest-bearing liabilities	1,487,359	1,259,993	1,176,795
Net interest income (1)	55,420	64,325	62,565
Average yield on average interest-earning assets (2)	7.7%	9.8%	9.9%
Average rate on average interest-bearing liabilities (3)	4.9%	6.0%	6.0%
Net interest spread (4)	2.7%	3.8%	3.9%
Net interest margin (5)	3.3%	4.5%	4.7%

(1)	Is the sum of total interest, similar income and dividends less total interest and similar expenses.
(2)	Total interest, similar income and dividends divided by total average interest-earning assets.
(3)	Total interest and similar expenses divided by total average interest-bearing liabilities.
(4)	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5)	Net interest income divided by total average interest-earning assets.

	2020	2019	2018
	(In millions of R$, except percentages)
Net income attributable to owners of the parent company	18,896	27,113	24,907
Average total assets	1,897,080	1,585,225	1,478,435
Average stockholders’ equity	135,087	130,500	128,851
Net income as a percentage of average total assets (1)	1.0%	1.7%	1.7%
Recurring Managerial Return on Average Equity—Annualized—Consolidated (2)	14.3%	21.1%	20.5%
Return on Average Equity – Annualized—Consolidated (3)	14.2%	21.8%	20.4%
Average stockholder’s equity as a percentage of average total assets	7.1%	8.2%	8.7%

(1)	Net Income attributable to owners of the parent company.
(2)

The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$19,077 million, R$26,311 million and R$25,082 million in the years ended December 31, 2020, 2019 and 2018, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$133,403 million, R$124,436 million and R$122,070 million in the years ended December 31, 2020, 2019 and 2018, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at annual Stockholders’ or Board meetings.

(3)

The return on average equity is calculated by dividing the Net Income (R$18,896 million, R$27,113 million and R$24,907 million in the years ended December 31, 2020, 2019 and 2018, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$133,403 million, R$124,436 million and R$122,070 million in the years ended December 31, 2020, 2019 and 2018, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders ‘meeting or at the Board of Directors’ meetings.

Assets

Portfolio of Securities and Derivative Financial Instruments

General information

We present below our portfolio of Financial assets at fair value through profit or loss – Securities, Financial Assets at Fair Value Through Other Comprehensive Income, Financial Assets at Amortized Cost and Derivative Financial Instruments as of December 31, 2020, 2019 and 2018.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see “Note 2.4I – Investments in Associates and Joint Ventures” to our audited consolidated financial statements. Financial assets held for trading and designated at fair value through profit or loss and Financial Assets at Fair Value Through Other Comprehensive Income are stated at fair value and Financial assets at amortized cost — Securities are stated at amortized cost. Please see “Note 2 – Significant Accounting Policies” to our audited consolidated financial statements for further details.

As of December 31, 2020, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$417,818 million and R$422,098 million, respectively, which represented 273.16% of our consolidated stockholders’ equity as of that date. As of December 31, 2019, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$324,673 million and R$327,681million, respectively, which represented 219.24% of our consolidated stockholders’ equity as of that date. As of December 31, 2018, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$298,352 million and R$300,172 million, respectively, which represented 199.49% of our consolidated stockholders’ equity as of that date. As of December 31, 2020, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on B3.

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

	12/31/2020			12/31/2019			12/31/2018
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
	(In millions of R$)
Investment funds	15,407	(1,203)	14,204	9,277	(1,010)	8,267	5,253	(927)	4,326
Brazilian government securities (1a)	284,280	1,605	285,885	218,548	1,063	219,611	217,188	1,139	218,327
Government securities – abroad (1b)	8,199	11	8,210	1,541	(21)	1,520	2,066	9	2,075
Argentina	1,480	18	1,498	349	(31)	318	1,121	8	1,129
Chile	839	1	840	487	1	488	301	1	302
Colombia	3,599	4	3,603	399	10	409	207	—	207
United States	2,096	(11)	2,085	141	—	141	117	—	117
Mexico	5	—	5	57	—	57	120	—	120
Paraguay	3	—	3	2	—	2	1	—	1
Peru	4	1	5	8	—	8	—	—	—
Uruguay	40	1	41	98	(1)	97	84	—	84
Italy	133	(3)	130	—	—	—	115	—	115
Corporate securities(1c)	78,113	(1,081)	77,032	51,744	(1,102)	50,642	38,953	(505)	38,448
Shares	20,063	(1,016)	19,047	15,459	(822)	14,637	9,778	(332)	9,446
Rural product note	2,371	(22)	2,349	—	—	—	—	—	—
Bank deposit certificates	729	—	729	792	—	792	969	—	969
Real estate receivables certificates	561	(13)	548	1,414	30	1,444	1,391	20	1,411
Debentures	30,022	(85)	29,937	12,958	(303)	12,655	5,147	(187)	4,960
Eurobonds and other	2,341	42	2,383	2,178	(5)	2,173	1,403	(7)	1,396
Financial bills	15,784	(1)	15,783	18,517	(3)	18,514	19,724	—	19,724
Promissory notes	5,588	28	5,616	313	—	313	435	—	435
Other	654	(14)	640	113	1	114	106	1	107

Total	385,999	(668)	385,331	281,110	(1,070)	280,040	263,460	(284)	263,176

1)

Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 12.181 (R$ 28,759 at 12/31/2018 and R$ 30,114 at 12/31/2018), b) R$ 765 (R$ 329 at 12/31/2018 at R$ 131 at 12/31/2018) and c) R$ 8.556 (R$104 at 12/31/2019), totaling R$ 21.502 (R$ 30,245 at 12/31/2018 and R$ 30,245 at 12/31/2018).

We note that Brazilian government securities represented over 74.4% of our portfolio of financial assets at fair value through profit or loss in 2020. Brazilian government securities classified at fair value through profit or loss represented 14.3% of our total assets in the same period. Please see “Item 3D. Risk Factors—Risks Associated with our Business—Credit Risks—We may incur losses associated with counterparty exposure risks, including the Brazilian federal government” for further details.

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

	12/31/2020				12/31/2019				12/31/2018
	Cost	Fair value adjustments (in stockholders’ equity)	Expected loss	Fair value	Cost	Fair value adjustments (in stockholders’ equity)	Expected loss	Fair value	Cost	Fair value adjustments (in stockholders’ equity)	Expected loss	Fair value
	(In millions of R$)
Brazilian government securities (1a)	65,235	2,714	—	67,949	48,718	2,014	—	50,732	27,064	775	—	27,839
Other	36	—	(36)	—	36	—	(36)	—	36	—	(36)	—
Government securities – abroad (1b)	34,365	38	(1)	34,402	20,638	(64)	(3)	20,571	18,844	(70)	(2)	18,772
Germany	—	—	—	—	23	—	—	23	22	—	—	22
Colombia	3,913	73	—	3,986	3,851	27	—	3,878	5,491	14	—	5,505
Chile	21,639	12	—	21,651	11,119	89	—	11,208	7,647	7	(1)	7,653
United States	3,751	(1)	—	3,750	2,758	(2)	—	2,756	2,634	(16)	—	2,618
France	—	—	—	—	—	—	—	—	891	—	—	891
Italy	—	—	—	—	328	1	—	329	—	—	—	—
Mexico	1,180	1	—	1,181	—				—	—	—	—
Paraguay	3,008	(60)	(1)	2,947	1,957	(174)	(3)	1,780	1,601	(71)	(1)	1,529
Uruguay	874	13	—	887	602	(5)	—	597	557	(4)	—	553
Other	—	—	—	—	—	—	—	—	1	—	—	1
Corporate securities (1c)	7,799	(152)	(56)	7,591	5,308	96	(47)	5,357	2,719	40	(47)	2,712
Shares	1,640	(258)	—	1,382	83	66	—	149	77	84	—	161
Bank deposit certificates	305	2	—	307	2,371	—	—	2,371	1,053	—	—	1,053
Securitized real estate loans	—	—	—	—	25	1	—	26	—	—	—	—
Debentures	956	(23)	(44)	889	387	(10)	(43)	334	44	—	(42)	2
Eurobonds and others	4,895	127	(9)	5,013	2,439	39	(1)	2,477	1,542	(44)	(2)	1,496
Other	3	—	(3)	—	3	3	(3)	—	3	—	(3)	—

Total	107,435	2,600	(93)	109,942	74,700	2,046	(86)	76,660	48,663	745	(85)	49,323

(1)

Financial assets at fair value through other comprehensive income—Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 35,203 (R$ 27,864 at 12/31/2018 and R$ 25,147 at 12/31/2018 ), b) R$ 2,398 (R$ 590 at 12/31/2018 and R$ 3,583 at 12/31/2018) and c) 518 ( R$ 237 at 12/31/2018 ), totaling R$ 38,119 (R$ 28,454 at 12/31/2018 and R$ 28,967 at 12/31/2018);

Brazilian government securities and corporate securities represented 61.8% and 6.9%, respectively, of our portfolio of assets at Fair Value Through Other Comprehensive Income in 2020. Brazilian government securities and corporate securities classified as assets at Fair Value Through Other Comprehensive Income, which are used as a hedge for our subordinated debt portfolio, represented 3.4% and 0.4%, respectively, of our total assets in the same period.

Financial Assets at Amortized Cost

Listed below are non-derivative financial assets that we have the intention and financial ability to held to maturity. Please see “Note 9– Financial assets at amortized cost – Securities” to our audited financial statements for further details.

	12/31/2020			12/31/2019			12/31/2018
	Amortized cost	Expected loss	Fair Value	Amortized cost	Expected loss	Fair Value	Amortized cost	Expected loss	Fair Value
	(In millions of R$)
Brazilian government securities (1a)	64,568	(44)	64,524	56,355	(52)	56,303	54,064	(58)	54,006
Government securities – abroad (1b)	19,095	(14)	19,081	17,226	—	17,226	6,700	(3)	6,697
Colombia	500	—	500	335	—	335	356	(3)	353
Chile	705	(1)	704	621	—	621	256	—	256
Korea	3,951	(4)	3,947	3,427	—	3,427	1,385	—	1,385
Spain	4,847	(3)	4,844	4,984	—	4,984	2,411	—	2,411
United States	—	—	—	80	—	80	19	—	19
Mexico	9,042	(6)	9,036	7,763	—	7,763	2,258	—	2,258
Uruguay	50	—	50	16	—	16	15	—	15
Corporate securities (1c)	46,141	(3,007)	43,134	59,538	(2,601)	56,937	49,631	(3,585)	46,046
Rural product note	3,499	(25)	3,474	5,388	(47)	5,341	4,181	(178)	4,003
Bank deposit certificates	30	—	30	54	—	54	123	—	123
Securitized real estate loans	4,806	(12)	4,794	5,844	(2)	5,842	9,876	(361)	9,515
Debentures	34,849	(2,952)	31,897	41,053	(2,532)	38,521	29,001	(3,013)	25,988
Eurobonds and others	209	(1)	208	1,083	(1)	1,082	4,005	(2)	4,003
Promissory notes	2,023	(10)	2,013	5,001	(3)	4,998	1,069	(14)	1,055
Other	725	(7)	718	1,115	(16)	1,099	1,376	(17)	1,359

Total	129,804	(3,065)	126,739	133,119	(2,653)	130,466	110,395	(3,646)	106,749

(1)

Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 13.786 (R$ 24,988 at 12/31/2019 and R$ 24,988 at 12/31/2018), b) R$ 14.364 (R$ 17,457 at 12/31/2019) and c) with no amount as of that date ( R$ 8,860 at 12/31/2018), totaling R$ 28.150 (R$ 27,040 at 12/31/2019 and R$ 33,848 at 12/31/2018).

The fair value of Financial assets at amortized cost—Securities assets see “Note 28 – Fair Value of Financial Instruments” to our audited consolidated financial statements.

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

	As of December 31,
Derivative Financial Instruments	2020	% of total	2019	% of total	2018	% of total
	(In millions of R$, except percentages)
Assets
Options agreements	20,418	26.7	8,456	20.2	4,215	18.0
Forwards (onshore)	2,085	2.7	2,162	5.2	1,835	7.8
Swaps – adjustment receivable	46,019	60.2	26,458	63.2	13,093	55.8
Credit derivatives	156	0.2	167	0.4	120	0.5
NDF—Non Deliverable Foward	7,596	9.9	4,446	10.6	3,711	15.8
Others—derivative financial instruments	230	0.3	165	0.4	492	2.1
Total derivative financial instruments assets	76,504	100.0	41,854	100.0	23,466	100.0
Derivative financial instruments as percentage of total assets	3.8%		2.6%		1.5%

Liabilities
Options agreements	(20,262)	25.5	(9,061)	18.9	(3,929)	14.3
Forwards (onshore)	(905)	1.1	(754)	1.6	(470)	1.7
Swaps – adjustment payable	(51,789)	65.1	(32,927)	68.8	(19,516)	70.9
Credit derivatives	(76)	0.1	(40)	0.1	(140)	0.5
NDF—Non Deliverable Foward	(6,426)	8.1	(4,971)	10.4	(3,384)	12.3
Others—derivative financial instruments	(47)	0.1	(75)	0.2	(80)	0.3
Total derivative financial instruments liabilities	(79,505)	100.0	(47,828)	100.0	(27,519)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder’s equity	3.9%		2.9%		1.8%

	As of December 31, 2020
Distribution of our financial assets by maturity	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)
					(In millions of R$, except percentages)
At Fair Value Through Profit or Loss	33,251		152,183		196,903		58,715		20,783		461,835
Investment funds (1)	14,204	—	—	—	—	—	—	—	—	—	14,204	—
Government securities—domestic	—	—	95,904	2.9	147,370	1.9	28,054	7.8	14,557	3.2	285,885	2.9
Government securities—abroad	—	—	2,373	—	5,551	—	231	—	55	—	8,210
Argentina	—	—	1,250	1.0	235	10.8	9	0.1	4	0.3	1,498	2.5
United States	—	—	208	0.1	1,877	0.3	—	—	—	—	2,085	0.3
Mexico	—	—	—	—	—	—	4	8.8	1	11.7	5	9.4
Chile	—	—	350	0.0	296	—	186	—	8	8.9	840	0.1
Paraguay	—	—	—	—	—	3.4	3	4.2	—	—	3	4.2
Uruguay	—	—	32	1.1	2	7.6	4	7.5	3	14.7	41	3.0
Colombia	—	—	403	—	3,136	3.5	25	3.8	39	0.5	3,603	3.1
Italy	—	—	130	1.3	—	—	—	—	—	—	130	1.3
Peru	—	—	—	—	5	—	—	—	—	7.3	5	—
Corporate securities	19,047		18,770		23,729		9,315		6,171		77,032
Shares	19,047	—	—	—	—	—	—	—	—	—	19,047	—
Securitized real estate loans	—	—	2	0.3	205	0.2	7	0.8	334	1.4	548	0.9
Bank deposit certificates	—	—	729	1.2	—	—	—	—	—	—	729	1.2
Debentures	—	—	1,836	1.1	14,653	0.0	8,055	0.8	5,393	6.4	29,937	1.5
Eurobonds and other	—	—	488	2.6	1,173	4.5	529	7.1	193	14.6	2,383	5.5
Financial credit bills	—	—	11,443	0.2	4,078	0.4	11	—	251	—	15,783	0.2
Promissory notes	—	—	3,175	3.4	2,441	3.0	—	—	—	—	5,616	3.2
Rural product note	—	—	946	5.5	765	4.0	638	0.4	—	—	2,349	3.6
Other	—	—	151	0.4	414	0.5	75	0.3	—	—	640	0.5

Financial assets designated at fair value through profit or loss—Government securities—domestic—Brazilian external debt bonds	—		1,826		1,914		—		—		3,740

Derivatives	—		35,136		20,253		21,115				76,504

At Fair Value Through Other Comprehensive Income	1,382		31,490		54,452		14,853		7,765		109,942
Government securities—domestic	—	—	10,456	5.3	38,065	8.8	12,094	10.6	7,334	11.3	67,949	8.9
Government securities—abroad	—		19,525		12,986		1,501		390		34,402
United States	—	—	3,749	0.0	1	—	—	—	—	—	3,750	0.0
Mexico	—	—	1,181	9.0	—	—	—	—	—	—	1,181	9.0
Chile	—	—	10,420	0.0	9,548	0.3	1,488	—	195	0.6	21,651	0.2
Paraguay	—	—	2,652	2.6	101	1.6	—	—	194	3.2	2,947	2.6
Uruguay	—	—	818	4.7	55	0.9	13	0.5	1	0.7	887	4.4
Colombia	—	—	705	1.6	3,281	2.7	—	—	—	—	3,986	2.5
Corporate securities	1,382	—	1,509	—	3,401	—	1,258	—	41	—	7,591	—
Shares	1,382	—	—	—	—	—	—	—	—	—	1,382	—
Bank deposit certificates	—	—	303	0.3	4	3.1	—	—	—	—	307	0.4
Debentures	—	—	—	—	46	—	843	1.9	—	—	889	1.8
Eurobonds and others	—	—	1,206	0.2	3,351	0.8	415	5.2	41	6.0	5,013	1.1

At Amortized Cost	—		37,672		55,070		23,697		10,300		126,739
Government securities—domestic	—	—	18,311	12.3	29,912	26.1	8,005	1.7	8,296	15.9	64,524	17.9
Government securities—abroad	—		14,323		4,382		356		20		19,081
Colombia	—	—	500	0.1	—	—	—	—	—	—	500	0.1
Chile	—	—	180	2.1	168	2.9	356	7.1	—	—	704	4.8
Korea	—	—	1,329	0.6	2,618	0.3	—	—	—	—	3,947	0.4
Spain	—	—	3,248	0.7	1,596	0.2	—	—	—	—	4,844	0.6
Mexico	—	—	9,036	5.3	—	—	—	—	—	—	9,036	5.3
Uruguay	—	—	30	—	—	—	—	—	20	—	50	—
Corporate securities	—		5,038		20,776		15,336		1,984		43,134
Rural product note	—	—	891	3.3	1,956	0.9	627	0.4	—	—	3,474	1.5
Bank deposit certificates	—	0.1	—	—	30	0.2	—	—	—	—	30	0.2
Securitized real estate loans	—	—	229	1.1	2,013	1.7	1,898	0.3	654	0.1	4,794	0.9
Debentures	—	—	3,299	10.6	14,489	1.5	12,779	2.9	1,330	12.5	31,897	3.5
Eurobonds and other	—	—	85	0.2	123	0.9	—	—	—	—	208	0.6
Promissory notes	—	—	481	10.0	1,520	4.2	12	3.8	—	—	2,013	5.6
Other	—	—	53	—	645	—	20	—	—	—	718	—

(1)

Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

	Securities		Derivatives
Distribution of our financial assets by currency	Amortized Cost	Fair Value Through Profit or Loss	Fair Value Through other Comprehensive Income	Fair Value Through Profit or Loss	Total
	(In millions of R$)
As of December 31, 2020	126,739	389,071	109,942	76,504	702,256
Denominated in Brazilian currency	100,083	360,885	46,704	9,794	517,466
Denominated in Brazilian currency and indexed by foreign currency(1)	—	4,833	2,298	8,436	15,567
Denominated in foreign currency(1)	26,656	23,353	60,940	58,274	169,223
As of December 31, 2019	130,466	281,075	76,660	41,854	530,055
Denominated in Brazilian currency	109,555	267,612	38,139	7,974	423,280
Denominated in Brazilian currency and indexed by foreign currency(1)	—	3,444	853	2,231	6,528
Denominated in foreign currency(1)	20,911	10,019	37,668	31,649	100,247
As of December 31, 2018	106,749	263,180	49,323	23,466	442,718
Denominated in Brazilian currency	82,191	248,921	14,055	9,321	354,488
Denominated in Brazilian currency and indexed by foreign currency(1)	—	3,242	801	2,526	6,569
Denominated in foreign currency(1)	24,558	11,017	34,467	11,619	81,661

(1)	Predominantly U.S. dollars.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments as of December 31, 2020 in reais and in foreign currency, including the instruments denominated in foreign currencies. For the notional amount of derivative financial instruments, please see “Note 6 – Derivatives” to our audited consolidated financial statements.

	As of December 31, 2020
Derivative financial instruments (notional amounts)	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts Buy (Sale) commitments, net	(2,941)	2,941	—
Forward contracts Buy (Sale) commitments, net	2,090	13,138	15,228
Future contracts Buy (Sale) commitments, net	(92,969)	(12,154)	(105,123)
Option contracts Buy (Sale) commitments, net	1,917	8,648	10,565
Others Buy (Sale) commitments, net	15,827	2	15,829

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

Required reserve deposits	Regulation(1)	Yield	2020	2019	2018	2017	2016
Demand Deposits
Compulsory	Circular No. 3,917	Zero	21%	21%	21%	40%	45%
Rural (2)	Resolution No. 4,669	Zero	30%	30%	30%	34%	34%
Microcredit (2)	Resolution No. 4,861	Zero	2%	2%	2%	2%	2%

Savings Accounts (3)
Compulsory	Circular No. 3,975	TR + 6.17% p.a.	20.0%	20.0%	20.0%	24.5%	24.5%
Real estate financing (2)	Resolution No. 4,676	80% (TR + 6.17% p.a.)	65%	65%	65%	65%	65%

Time and Interbank Deposits Received from Leasing Companies
Compulsory	Circular No. 3,916	SELIC	17%	31%	33%	36%	25%

(1)	Most recent regulation on the matter.
(2)	This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.
(3)	Remuneration on funds in savings deposits:

For deposits made until March 5, 2012, inclusive: TR + 6.17% per annum.

For deposits made after March 5, 2012: (a) If the target of the Selic rate is higher than 8.5% per annum: TR + 6.17% per annum; (b) If the target of the Selic rate is lower than 8.5% per annum: TR + 70% of the target of the Selic rate per annum.

In 2020 the Central Bank modified the rules of the reserve requirements that changed the amount of money in economy. The deductions from saving account deposits and time deposit aim to reduce the medium-term and long-term credit costs resulting from the economic effects of the COVID-19 pandemic.

As of December 31, 2020, we recorded R$90,059 million in compulsory deposits in cash compared to R$91,248 million as of December 31, 2019 and R$83,133 million in interest-bearing deposits as of December 31, 2020 compared to R$86,836 million as of December 31, 2019.

	2020		2019		2018
Required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
	(In millions of R$, except percentages)
Non-interest bearing deposits (1)	6,926	7.7	4,412	4.8	5,600	5.9
Interest-bearing deposits (2)	83,133	92.3	86,836	95.2	88,548	94.1
Total	90,059	100.0	91,248	100.0	94,148	100.0

(1)	Mainly related to demand deposits.
(2)	Mainly related to time and savings deposits.

Loan and lease operations

Most of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 45.4% of our credit portfolio consists of transactions with fixed interest rates and 54.6% of our credit portfolio consists of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and on lending operations. Our loans abroad represented 34.4%, 34.1% and 35.6% of our loan portfolio as of December 31, 2020, 2019 and 2018, respectively, see “Note 32 – Risk and Capital Management, 1.4. Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements for further details.

Loan and lease operations by type

The following table sets forth the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans;

•	The Corporate portfolio consists primarily of loans made to large corporate clients;

•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies; and

•	The Foreign Loans – Latin America portfolio consists of loans granted to individuals and companies by our operations in Argentina, Chile, Colombia, Paraguay and Uruguay.

	2020		2019		2018
Loan and Lease Operations, by type(1)	Loan	Allowance(2)	Loan	Allowance(2)	Loan	Allowance(2)
	(In millions of R$)
Individuals	255,483	21,130	240,490	19,453	212,564	14,425
Corporate	134,521	7,953	100,789	6,885	102,643	9,367
Small and Medium Businesses	121,955	6,369	90,733	4,549	68,812	4,532
Foreign Loans Latin America (3)	202,145	12,870	153,779	6,621	152,072	5,185

Total Loan operations and lease operations portfolio	714,104	48,322	585,791	37,508	536,091	33,509

(1)

We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$22,611 million, R$23,555 million and R$22,369 million as of December 31, 2020, 2019 and 2018, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$5,944 million, R$4,092 million and R$4,973 million as of December 31, 2020, 2019 and 2018, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations.

(2)

Comprises Provision for Expected Loss for Financial Guarantees Pledged R$907 million (R$837 million and R$1,191 million as of December 31, 2019 and 2018) and Commitments to be Released R$3,485 million (R$3,303 million and R$2,601 million as of December 31, 2019 and 2018).

(3)	As of December 31, 2020 other than “Foreign Loans Latin America”, 20% of Corporate and 14% of Small and Medium Businesses correspond to cross-border outstanding.

Loan and lease operations by maturity

The following table sets forth the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	12/31/2020
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	38,677	32,704	28,364	32,060	79,572	33,473	244,850
Corporate	12,434	20,632	20,749	22,385	51,695	5,246	133,141
Small and Medium Businesses	12,217	20,897	13,164	20,787	52,024	795	119,884
Foreign Loans Latin America	15,502	19,911	23,176	20,860	67,432	50,665	197,546
Total (1)	78,830	94,144	85,453	96,092	250,723	90,179	695,421

(1)	Includes R$8,986 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2019
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	41,009	34,884	27,907	30,161	68,822	24,283	227,066
Corporate	12,307	12,508	16,894	16,334	34,716	7,199	99,958
Small and Medium Businesses	16,612	18,048	10,624	14,929	27,492	624	88,329
Foreign Loans Latin America	13,097	16,683	15,212	17,419	52,173	34,591	149,175
Total (1)	83,025	82,123	70,637	78,843	183,203	66,697	564,528

(1)	Includes R$8,454 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2018
Type of loan and lease	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	36,728	28,842	22,681	23,435	57,329	32,529	201,544
Corporate	10,224	11,813	14,912	14,748	36,995	12,056	100,748
Small and Medium Businesses	12,143	14,567	8,346	11,047	20,188	165	66,456
Foreign Loans Latin America	14,862	15,779	15,716	17,301	49,848	34,274	147,780
Total (1)	73,957	71,001	61,655	66,531	164,360	79,024	516,528

(1)	Includes R$8,786 million related to non-overdue installments of the non-accrual loans.

Overdue Installments(1)	12/31/2020
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	1,313	728	748	2,008	3,996	1,840	10,633	255,483	(21,130)	234,353
Corporate	463	331	241	127	175	43	1,380	134,521	(7,953)	126,568
Small and Medium Businesses	413	196	172	398	474	418	2,071	121,955	(6,369)	115,586
Foreign Loans Latin America	1,921	572	290	698	947	171	4,599	202,145	(12,870)	189,275
Total (2)	4,110	1,827	1,451	3,231	5,592	2,472	18,683	714,104	(48,322)	665,782

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$ 13,625 million related to overdue installments of the non-accrual loans.

Overdue Installments(1)	12/31/2019
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	1,908	1,102	1,191	3,186	4,181	1,856	13,424	240,490	(19,453)	221,037
Corporate	368	38	139	173	111	2	831	100,789	(6,885)	93,904
Small and Medium Businesses	582	231	191	507	504	389	2,404	90,733	(4,549)	86,184
Foreign Loans Latin America	2,146	646	344	643	673	152	4,604	153,779	(6,621)	147,158
Total (2)	5,004	2,017	1,865	4,509	5,469	2,399	21,263	585,791	(37,508)	548,283

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$15,101 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2018
Type of loan and lease	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	1,596	886	941	2,347	3,116	2,134	11,020	212,564	(14,425)	198,139
Corporate	568	281	631	176	236	3	1,895	102,643	(9,367)	93,276
Small and Medium Businesses	478	207	155	390	466	660	2,356	68,812	(4,532)	64,280
Foreign Loans Latin America	2,110	598	324	465	443	352	4,292	152,072	(5,185)	146,887
Total (2)	4,752	1,972	2,051	3,378	4,261	3,149	19,563	536,091	(33,509)	502,582

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$13,583 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by interest rate

The following table sets forth the classification of our credit portfolio into fixed and variable rates, including non-overdue and overdue installments:

	12/31/2020
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	22,139	44,581	41,260	44,080	147,098	85,079	384,237
Fixed rates	56,691	49,563	44,193	52,012	103,625	5,100	311,184
Total (1)	78,830	94,144	85,453	96,092	250,723	90,179	695,421

(1)	Includes R$8,986 million related to non-overdue installments of the non-accrual loans.

	12/31/2019
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	21,113	34,706	29,566	34,968	108,615	64,412	293,380
Fixed rates	61,912	47,417	41,071	43,875	74,588	2,285	271,148
Total (1)	83,025	82,123	70,637	78,843	183,203	66,697	564,528

(1)	Includes R$8,454 million related to non-overdue installments of the non-accrual loans.

	12/31/2018
Non-Overdue Installments	Due in 30 days or less	Due in 31-90 days	Due in 91-180 days	Due in 181-360 days	Due in one year to five years	Due after five years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	21,129	30,729	26,210	29,854	96,461	76,828	281,211
Fixed rates	52,828	40,272	35,445	36,677	67,899	2,196	235,317
Total (1)	73,957	71,001	61,655	66,531	164,360	79,024	516,528

(1)	Includes R$8,786 million related to non-overdue installments of the non-accrual loans.

	12/31/2020
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	2,178	922	541	808	1,130	242	5,821	390,058
Fixed rates	1,932	906	910	2,423	4,461	2,230	12,862	324,046
Total (2)	4,110	1,828	1,451	3,231	5,591	2,472	18,683	714,104

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$13,625 millon related to overdue installments of the non-accrual loans.

	12/31/2019
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	2,547	699	491	753	762	163	5,415	298,795
Fixed rates	2,457	1,318	1,374	3,756	4,707	2,236	15,848	286,996
Total (2)	5,004	2,017	1,865	4,509	5,469	2,399	21,263	585,791

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$15,101 million related to overdue installments of the non-accrual loans.

	12/31/2018
Overdue Installments (1)	01-30 days	31-60 days	61-90 days	91-180 days	181-360 days	One year or more	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	2,484	792	962	617	702	387	5,944	287,155
Fixed rates	2,268	1,180	1,089	2,761	3,559	2,762	13,619	248,936
Total (2)	4,752	1,972	2,051	3,378	4,261	3,149	19,563	536,091

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$13,583 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by economic activity

The following table sets forth the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower:

As of December 31, 2020 there was no concentration of loan and lease operations exceeding 10% of the total portfolio that had not been disclosed in a category of loan and losses.

	12/31/2020		12/31/2019		12/31/2018
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Industry and commerce	163,784	22.9	129,998	22.2	115,225	21.5
Services	172,322	24.1	126,718	21.6	119,487	22.3
Individuals	340,433	47.7	302,382	51.6	271,991	50.7
Other sectors	37,565	5.3	26,693	4.6	29,388	5.5
Total	714,104	100.0	585,791	100.0	536,091	100.0

Loan and Lease Operations by concentration

The following table sets forth the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors:

	12/31/2020		12/31/2019		12/31/2018
Concentration	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Largest debtor	7,243	1.0	5,389	0.9	5,193	1.0
10 largest debtors	37,863	5.3	29,340	5.0	31,564	5.9
20 largest debtors	54,812	7.7	44,712	7.6	47,433	8.8
50 largest debtors	83,438	11.7	71,965	12.3	73,358	13.7
100 largest debtors	112,333	15.7	97,695	16.7	98,675	18.4

Rating of the Loan and Lease Portfolio

The following table sets forth the rating of our loan and lease portfolio based on the probability of default for the periods indicated below.

	12/31/2020
Internal Rating	Stage 1	Stage 2	Stage 3	Total loans
	(In millions of R$, except percentages)
Lower Risk	501,463	13,172	—	514,635
Satisfactory	84,193	37,249	—	121,442
Higher Risk	1,552	15,822	—	17,374
Credit-Impaired	—	—	60,653	60,653
Total	587,208	66,243	60,653	714,104

%	82.2	9.3	8.5	100.0

	12/31/2019
Internal Rating	Stage 1	Stage 2	Stage 3	Total loans
	(In millions of R$, except percentages)
Lower Risk	420,936	4,204	—	425,140
Satisfactory	80,106	17,871	—	97,977
Higher Risk	847	19,845	—	20,692
Credit-Impaired	—	—	41,982	41,982
Total	501,889	41,920	41,982	585,791

%	85.6	7.2	7.2	100.0

	12/31/2018
Internal Rating	Stage 1	Stage 2	Stage 3	Total loans
	(In millions of R$, except percentages)
Lower Risk	385,846	4,536	—	390,382
Satisfactory	72,921	19,723	—	92,644
Higher Risk	859	12,635	—	13,494
Credit-Impaired	—	—	39,571	39,571
Total	459,626	36,894	39,571	536,091

%	85.7	6.9	7.4	100.0

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

Information on the Quality of Loans and Leases

The table below shows our non-accrual loans together with certain asset quality ratios.

	12/31/2020	12/31/2019	12/31/2018	12/31/2017(2)	12/31/2016(2)
	(In millions of R$, except percentages)
Non-accrual loans	22,611	23,555	22,369	23,340	24,284
Allowance for loan losses (1)	48,322	37,508	33,509	36,469	34,525
Total loans and leases operations portfolio	714,104	585,791	536,091	497,719	494,851
Non-accrual loans as a percentage of total loans (%)	3.2	4.0	4.2	4.7	4.9
Allowance for loan losses as a percentage of total loans (%)	6.8	6.4	6.3	7.3	7.0
Allowance for loan losses as a percentage of non-accrual loans (%)	213.7	159.2	149.8	156.3	142.2

(1)

Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ 907 million (R$ 837 million and R$ 1,191 million as of December 31,2019 and 2018) and Commitments to be Released R$ 3,303 million (R$ 3,485 million and R$ 2,601 million as of December 31,2019 and 2018).

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

Allowance for Loan and Leases Losses (1)	12/31/2020	12/31/2019	12/31/2018	12/31/2017(2)	12/31/2016(2)
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	37,508	33,509	36,469	34,525	32,033
Write-offs	(13,638)	(14,299)	(13,547)	(16,437)	(19,974)
Individuals	(11,764)	(9,710)	(8,520)	(10,728)	(12,103)
Corporate	570	(868)	(1,172)	(956)	(2,995)
Small and Medium Businesses	(1,836)	(2,011)	(2,471)	(3,648)	(3,862)
Foreign Loans Latin America	(608)	(1,710)	(1,384)	(1,105)	(1,014)
Expected Loss with Loan Operations and Lease Operations	24,452	18,298	10,587	18,381	22,466
Amount Recognized in the Balance Sheet at the end of period	48,322	37,508	33,509	36,469	34,525
Net Write-offs	(13,638)	(14,299)	(13,547)	(16,437)	(19,974)
Ratio of Write-offs during the period to average loans outstanding during the period (%)	2.1	2.5	2.6	3.4	4.1
Ratio of allowance for loan losses to total loans and leases (%)	6.8	6.4	6.3	7.3	7.0

(1)

Receivables are partially written off based on an estimate of recovery on a portfolio level. The recovery of receivables partially written off is the recovery on a contract level adjusted by the reduction in the estimate of remaining receivables of the portfolio. As of December 31, 2020 the recovery of loans were R$ 1.149 million. According to the criteria applicable and published on our 2017 form 20-F write offs for 2017 and 2016 were respectively R$19,823 million and R$24,251 million. The recovery of loans for 2017 and 2016 were respectively R$3,698 million and R$3,742 million.

(2)	Restated to take into account the effect of IFRS9, which we retroactively adopted as of January 1, 2016.

During the year ended December 31, 2020, we wrote off a total amount of R$13,638 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 6.8%.

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

	12/31/2020			12/31/2019			12/31/2018			12/31/2017 (2)			12/31/2016 (2)
	Allocated allowance(1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance(1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance(1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance(1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans
	(In millions of R$, except percentages)
Individuals	21,130	3.0	35.8	19,453	3.3	41.1	14,425	2.7	39.7	14,830	2.9	38.9	14,790	3.0	37.7
Corporate	7,953	1.1	18.8	6,885	1.2	17.2	9,367	1.7	19.1	11,452	2.3	21.6	11,089	2.2	24.6
Small and Medium Businesses	6,369	0.9	17.1	4,549	0.8	15.5	4,532	0.8	12.8	5,404	1.1	12.1	6,366	1.3	12.1
Foreign Loans Latin America	12,870	1.8	28.3	6,621	1.1	26.2	5,185	1.0	28.4	4,783	1.0	27.4	2,280	0.5	25.6
Total	48,322	6.8	100.0	37,508	6.4	100.0	33,509	6.2	100.0	36,469	7.3	100.0	34,525	7.0	100.0

(1)

Comprises Provision for Expected Loan for Financial Guarantees Pledged R$ 907 million( R$ 837 million and R$ 1,191 million as of December 31,2019 and 2018) and Commitments to be Released R$ 3,485 million( R$ 3,303 million and R$ 2,601 million as of December 31,2019 and 2018).

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

Our renegotiated loan portfolio decreased to 3.4% of our total loan portfolio as of December 31, 2020, compared to 3.0% as of December 31, 2019. At the end of 2020, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 33.6% compared to 34.1% as of December 31, 2019.

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

The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2020, 2019 and 2018:

	As of December 31, 2020
Renegotiated loan and lease operations	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	322	750	9,422	10,494
Corporate	82	434	3,342	3,858
Small and medium businesses	149	927	5,306	6,382
Foreign loans—Latin America	104	1,228	2,085	3,417
Total renegotiated loan and lease operations	657	3,339	20,155	24,151

Renegotiated loan and lease operations	As of December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	220	683	7,267	8,170
Corporate	60	182	3,661	3,903
Small and medium businesses	87	469	2,913	3,469
Foreign loans—Latin America	223	643	1,263	2,129
Total renegotiated loan and lease operations	590	1,977	15,104	17,671

Renegotiated loan and lease operations	As of December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	259	545	6,495	7,299
Corporate	43	767	3,906	4,716
Small and medium businesses	90	417	3,240	3,747
Foreign loans—Latin America	140	697	1,116	1,953
Total renegotiated loan and lease operations	532	2,426	14,757	17,715

Renegotiated Loans

The following tables present an additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2020, 2019 and 2018:

Renegotiated loan and lease operations	As of December 31, 2020
	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	4,338	794	5,085	278	10,495
Corporate	2,648	516	694	—	3,858
Small and medium businesses	2,467	881	2,839	194	6,381
Foreign loans—Latin America	1,394	1,207	690	126	3,417
Total renegotiated loan and lease operations	10,847	3,398	9,308	598	24,151

Renegotiated loan and lease operations	As of December 31, 2019
	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	3,659	749	3,608	154	8,170
Corporate	2,619	195	1,042	47	3,903
Small and medium businesses	1,352	410	1,561	146	3,469
Foreign loans—Latin America	652	738	612	127	2,129
Total renegotiated loan and lease operations	8,282	2,092	6,823	474	17,671

Renegotiated loan and lease operations	As of December 31, 2018
	Impaired performing	Non-impaired performing	Impaired non- performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	3,367	672	3,129	131	7,299
Corporate	2,459	748	1,447	62	4,716
Small and medium businesses	1,312	372	1,927	136	3,747
Foreign loans—Latin America	619	711	497	126	1,953
Total renegotiated loan and lease operations	7,757	2,503	7,000	455	17,715

	Year Ended December 31,
	2020	2019	2018	2017 (3)	2016(3)
	(In millions of R$, except percentages)
Renegotiated loans (1) (2)	24,151	17,671	17,715	18,784	17,960
Allowance for loan and lease losses	8,122	6,027	6,414	6,756	6,315
Allowance for loan and lease losses/renegotiated loans (%)	33.6	34.1	36.2	36.0	35.2

(1)	Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.
(2)	Renegotiated Loans Overdue over 30 days.
(3)	Restated to take into account the effect of IFRS9, which we retroactively adopted as of January 1, 2016.

	As of December 31, 2020
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	18,819	6,312	33.5	5,187	27.6
Agreements	5,332	1,810	33.9	757	14.2
Total	24,151	8,122	33.6	5,944	24.6

(1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	As of December 31, 2019
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	13,957	4,452	31.9	3,198	22.9
Agreements	3,714	1,575	42.4	894	24.1
Total	17,671	6,027	34.1	4,092	23.2

(1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	As of December 31, 2018
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	13,096	4,173	31.9	3,681	28.1
Agreements	4,619	2,241	48.5	1,292	28.0
Total	17,715	6,414	36.2	4,973	28.1

(1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2020, 2019 and 2018:

Impaired loans	2020	2019	2018
	(In millions of R$)
Balance at the beginning of the period	41,982	39,571	44,439
(+) Loan operations added	54,898	32,958	27,215
(-) Loans removed due to write-off	(13,638)	(14,299)	(13,547)
(-) Loans removed due to total or partial pay-off	(22,589)	(16,248)	(18,536)
Balance at the end of the period	60,653	41,982	39,571

Please see “Note 10 – Loan Operations and Lease Operations” to our audited consolidated financial statements for further details.

Cross border outstanding

Cross border outstanding are monetary assets which are denominated in non-local currency and exceeded 1% of our total assets in the case of transactions with foreign clients entered into by our subsidiaries in the United Kingdom, the Cayman Islands, the Bahamas, Chile and Uruguay. The aggregate cross border outstanding breakdown of these subsidiaries for the periods indicated below is as follows:

Cross border outstanding	12/31/2020%		12/31/2019%		12/31/2018%
	(In millions of R$, except percentages)
Cash and deposits on demand	46,078	2.3	57,735	3.5	32,104	2.1
Interbank deposits	151,233	7.5	98,175	6.0	97,069	6.3
Securities purchased under agreements to resell	16,436	0.8	16,777	1.0	17,453	1.1
Central Bank compulsory deposits	5,839	0.3	87	0.0	2	0.0
Financial assets held for trading and designated at fair value through profit or loss	25,651	1.3	28,051	1.7	28,691	1.8
Derivatives	67,284	3.3	41,666	2.6	27,638	1.8
Financial assets at Fair Value Through Other Comprehensive Income	46,035	2.3	40,423	2.5	66,985	4.3
Financial assets at amortized cost	36,889	1.8	19,236	1.2	19,760	1.3
Loan and lease operations	74,155	3.7	68,370	4.2	63,460	4.1
Total outstanding	469,600	23.3	370,520	22.7	353,162	22.8

The aggregate cross border outstanding breakdown by country of these subsidiaries for the periods indicated below is as follows:

Cross border outstanding by country	12/31/2020%		12/31/2019%		12/31/2018%
	(In millions of R$, except percentages)
Bahamas	273,781	13.6	227,561	13.9	185,931	12.0
Cayman	99,642	4.9	91,226	5.6	113,555	7.3
United Kingdom	34,994	1.8	28,445	1.8	30,842	2.0
Chile	37,986	1.9	23,288	1.4	22,834	1.5
Uruguay	23,197	1.1	15,455	0.9	13,932	0.9
Total outstanding	469,600	23.3	370,520	22.7	353,162	22.8

Liabilities

Funding

Main sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2020, 2019 and 2018.

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

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2020, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2021.

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2020, total deposits were R$809,010 million, which represented 58.8% of total funding. As of December 31, 2019, total deposits amounted to R$507,060 million, representing 48.7% of total funding. As of December 31, 2018, total deposits amounted to R$463,424 million, representing 45.4% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2020, 2019 and 2018 accounted for 35.7%, 26.6% and 24.6% of total funding, respectively.

The table below shows the breakdown of our main sources of funds as of December 31, 2020, 2019 and 2018:

Breakdown of the main sources of funds	2020	% of total funding	2019	% of total funding	2018	% of total funding
	(In millions of R$, except percentages)
Deposits	809,010	58.8	507,060	48.7	463,424	45.4
Demand deposits	134,805	9.8	82,306	7.9	72,581	7.1
Savings accounts	179,470	13.0	144,558	13.9	136,865	13.4
Time deposits	491,234	35.7	277,166	26.6	251,300	24.6
Interbank	3,430	0.2	3,021	0.3	2,675	0.3
Other deposits	71	0.0	9	0,0	3	0,0
Securities sold under repurchase agreements	273,364	19.9	256,583	24.6	330,237	32.3
Interbank market funds	156,035	11.3	174,862	16.7	134,670	13.2
Real estate credit bills	4,205	0.3	7,635	0.7	9,546	0.9
Agribusiness credit bills	14,285	1.0	21,204	2.0	18,013	1.8
Financial credit bills	43,589	3.2	65,433	6.3	37,928	3.7
Guaranteed real state notes	11,029	0.8	4,320	0.4	1,227	0.1
Import and export Financing	71,470	5.2	64,622	6.2	50,050	4.9
Onlending-domestic	11,457	0.8	11,648	1.1	17,906	1.8
Institutional market funds	138,308	10.0	104,244	10.0	93,974	9.1
Subordinated debt	74,916	5.4	59,462	5.7	49,313	4.8
Obligations on securities abroad	62,433	4.5	43,672	4.2	41,863	4.0
Raisings through Structured Operations Certificates	959	0.1	1,110	0.1	2,798	0.3
Total	1,376,717	100.0	1,042,749	100.0	1,022,305	100.0

Deposits by maturity

The table below shows the maturity profile of our deposits as of December 31, 2020, 2019 and 2018:

Deposits by maturity	2020
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	134,876	—	—	—	134,876
Demand deposits	134,805	—	—	—	134,805
Other deposits	71	—	—	—	71
Interest bearing deposits	235,728	80,456	59,955	297,995	674,134
Savings accounts	179,470				179,470
Time deposits	55,778	78,624	59,082	297,750	491,234
Interbanks	480	1,832	873	245	3,430
Total	370,604	80,456	59,955	297,995	809,010

Deposits by maturity	2019
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	82,315	—	—	—	82,315
Demand deposits	82,306	—	—	—	82,306
Other deposits	9	—	—	—	9
Interest bearing deposits	190,131	38,873	22,878	172,863	424,745
Savings accounts	144,558	—	—	—	144,558
Time deposits	44,855	36,928	22,675	172,708	277,166
Interbanks	718	1,945	203	155	3,021
Total	272,446	38,873	22,878	172,863	507,060

Deposits by maturity	2018
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	72,584	—	—	—	72,584
Demand deposits	72,581	—	—	—	72,581
Other deposits	3	—	—	—	3
Interest bearing deposits	176,329	36,857	22,062	155,592	390,840
Savings accounts	136,865	—	—	—	136,865
Time deposits	37,784	36,211	21,919	155,386	251,300
Interbanks	1,680	646	143	206	2,675
Total	248,913	36,857	22,062	155,592	463,424

The table below sets forth the maturity of outstanding time deposits with balances in excess of US$100,000 (or its equivalent) issued by us as of December 31, 2020, 2019 and 2018:

(In millions of R$)	2020			2019			2018
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Maturity within three months	7,271	80,140	87,411	2,826	45,663	48,489	2,415	46,757	49,172
Maturity after three months to six months	20,413	19,896	40,309	1,716	32,547	34,263	1,750	18,810	20,560
Maturity after six months to twelve months	40,480	12,735	53,215	5,782	16,493	22,275	5,045	24,830	29,875
Maturity after twelve months	128,451	11,330	139,781	89,529	8,446	97,975	82,072	9,259	91,331
Total time deposits in excess of US$100,000	196,615	124,101	320,716	99,853	103,149	203,002	91,282	99,656	190,938

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2020, 2019 and 2018:

	2020	2019	2018
		(%)
Retail	7.8	11.3	10.5
Itaú Personnalité	29.4	27.3	28.8
Middle market	30.1	29.2	27.9
Corporate	32.3	31.4	31.0
Institutional	0.4	0.8	1.8
Total	100.0	100.0	100.0

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

Short-term borrowings

Short-term borrowings are included in our balance in the line item “Securities sold under repurchase agreement.” The main category for short-term borrowings is “Deposits Received under Securities Repurchase Agreements with Own and Third-Party Financial Assets”. The table below shows our short-term borrowings as of December 31, 2020, 2019 and 2018:

	As of December 31,
Securities sold under repurchase agreements	2020	2019	2018
	(In millions of R$, except percentages)
Amount outstanding	273,364	256,583	330,237
Maximum amount outstanding during the period	306,713	330,237	332,297
Weighted average interest rate at period-end (%)	2.9	5.3	6.7
Average amount outstanding during period	287,212	299,225	308,306
Weighted average interest rate (%)	1.9	4.0	6.5

4C.	Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and E. Johnston. Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family. See “Item 7A. Major Stockholders” for further information. For further information about our significant subsidiaries as of December 31, 2020, see Exhibit 8.1 to this annual report.

4D.	Property, Plant and Equipment

As of December 31, 2020, we owned and leased our principal administrative offices, which include office buildings in 9 different addresses, comprising a total area of 403,968 square meters, located primarily in São Paulo, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center.

We lease most of our bank branches at competitive market prices through renewable leases that expire from the second half of 2020 (currently under renewal under similar terms and conditions) until the second half of 2042.

As of December 31, 2020, we owned approximately 33% of our branches (including electronic service points, banking sites and parking lots) and leased approximately 67%.

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

Factors Affecting Our Results of Operations

Our results of operations are affected by, among others, the following factors:

Macroeconomic Context

Global Context

Global economic activity is entering a broad recovery this year after the widespread recession in 2020 as a result of the COVID-19 outbreak and the measures taken to contain the pandemic. In 2020, GDP declined in many important economies: -6.8% in the Eurozone and -3.5% in the US. In China, GDP was up by 2.3%, a slowdown from a growth of 6.1% in 2019. However, vaccination is accelerating across countries and will allow a reopening in most economies. Also, continued fiscal and monetary stimulus will keep supporting a recovery this year.

The spread of the COVID-19 pandemic remains a concern for the global economy, despite decrease in infection rates in most developed countries and the distribution of vaccines globally. The number of COVID-19 cases is falling across countries as winter (in the Northern hemisphere) and holiday outbreaks dissipate. In the U.S., cases, hospitalizations and deaths are falling in nearly all states, allowing some easing of restrictions. In Europe, recent surges in the virus have been curbed, but some countries are taking new restrictive measures to avoid new waves. Vaccination campaigns have begun in several countries and the global vaccine supply is expected to keep increasing in the second and third quarters of 2021.

In the U.S., congress approved a new fiscal stimulus of US$1.9 trillion in March 2021, which adds to the US$900 billion package already approved last December. Stronger fiscal stimulus, along with loose financial conditions and control of the COVID-19 through a vaccination program, will boost economic growth. We forecast a growth of 6.7% for 2021. We also expect that “Bidenomics” will mean some regulatory risks but more predictable policies. In Europe, lockdowns still restrict activity in the first quarter of 2021, but the improving pace of vaccinations in the second quarter of 2021 should allow the reopening. Vaccines, reduced political uncertainty with the Brexit resolution, and continued

ECB (European Central Bank) and fiscal stimulus will be the basis for a recovery in 2021. We forecast Eurozone growth of 4.5% for 2021. In China, we expect growth of 8.5% in 2021.

Latin America Context

The COVID-19 pandemic led to a sharp deterioration in asset prices in emerging markets (including Latin America), tightening financial conditions during the first half of 2020. The global recovery in the second half of 2020, the reduced U.S. policy risk, a dovish Fed and news on vaccines contributed to a rebound of asset prices during the second part of 2020.

In Latin America, specifically, these factors are offsetting domestic uncertainties. Some countries in the region have recently experienced an uptick in inflation, reflecting high commodity prices, past exchange rate depreciation and supply disruptions of some products due to the pandemic. But a wide negative output gap and stronger exchange rates are likely to keep inflation under control in 2021, and monetary policy in the region is set to remain expansionary.

Activity in the region rebounded strongly in the second half of 2020, but GDP is still below pre-pandemic levels. As the COVID-19 contagion is reaccelerating in many Latin American countries, new social distancing measures are being implemented (although less harshly than in the early stages of the pandemic). Still an above-trend GDP growth is likely in 2021, benefited by carry-over effect, high terms of trade and expansionary monetary policy, factors that will more than offset an expected fiscal drag.

The table below shows the real GDP growth rates in seven Latin American countries as of and for the year ended December 31, 2020, 2019, 2018, 2017 and 2016, except as otherwise indicated.

Real GDP Growth
	2020	2019	2018	2017	2016
	(%)
Argentina(1)	-9.9	-2.1	-2.6	2.8	-2.1
Chile(2)	-5.8	0.9	3.7	1.2	1.7
Colombia(3)	-6.8	3.3	2.6	1.4	2.1
Mexico(4)	-8.2	-0.1	2.2	2.1	2.6
Paraguay(5)	-0.6	-0.4	3.2	4.8	4.3
Peru(6)	-11.1	2.2	4.0	2.1	4.4
Uruguay(7)	-5.9	0.4	0.5	1.6	1.7

(1)	Source: Instituto Nacional de Estadĺstica y Censos
(2)	Source: Banco Central de Chile.
(3)	Source: Banco de la República.
(4)	Source: Instituto Nacional de Estadĺstica y Geografĺa.
(5)	Source: Banco Central del Paraguay. GDP
(6)	Source: Banco Central de Reserva del Perú.
(7)	Source: Banco Central de Uruguay.

Brazilian Context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. Brazilian GDP, which grew 1.4% in 2019, declined by 4.1% for the year ended 2020, primarily due to the economic effects of the COVID-19 pandemic. Quarterly comparisons show declines of 2.1% and 9.2% of Brazil’s GDP in the first and second quarters of 2020, respectively. GDP recovered by 7.7% in the third quarter and by 3.2% in the fourth quarter of 2020, primarily due to the fiscal response, the loosening of the monetary policy and the gradual reopening of the economic activity from June 2020 onward.

Source: IBGE; Itaú

The number of new daily deaths caused by COVID-19 rebounded in the first quarter of 2021 and surpassed the levels registered during the first wave of COVID-19. Deaths and hospitalizations are expected to recede as the vaccination campaign accelerates, allowing the economy to normalize. We forecast growth of 3.8% for 2021.

The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, created an opportunity for the Central Bank to start a monetary easing cycle. After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. The SELIC rate reached 2.00% in August 2020 and remained at this level until February 2021 In March 2021, the Central Bank increased the SELIC rate by 0.75 percentage points to 2.75%. Bank lending as a proportion of GDP increased to 54.2% in December 2020 from 47.0% in December 2019.

Source: Itaú Unibanco Holding and Central Bank

Inflation reached 4.5% in the year ended December 31, 2020, up from 4.3% in the year ended December 31, 2019. Government-regulated prices (such as gasoline, health insurance, medicines, electricity, urban bus and others) increased by 2.6% in 2020 (from 5.5% in 2019), while market-set prices increased by 5.2% in the same period (from 3.9% in 2019).

The Brazilian primary public accounts have deteriorated since 2014. To address the structural fiscal imbalance, the Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least ten years, effective as of 2017. Further, Brazilian Congress approved a comprehensive social security reform and government started an asset sale program, creating conditions for a cyclical decrease of the public debt, while the primary result gradually improves. In 2021, Brazilian Congress approved another round of temporary emergency expenditure to combat the economic effects of the COVID-19 pandemic, in exchange of measures to reinforce the fiscal adjustment framework that will help to limit mandatory expenditure growth and to keep the ceiling on public spending feasible in the years ahead. The government also has a comprehensive reform agenda, the main examples being the Administrative Reform and the Tax Reform. However, these discussions were temporarily put on hold due the COVID-19 pandemic. For more information on the COVID-19, see “Item 3D. Risk Factors—Macroeconomic Risks—Domestic Scenario.”

The weakened macroeconomic fundamentals coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future have, a negative impact on our performance across all our business units, particularly in the form of:

a)

an increase in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted to mitigate the economic impacts of the COVID-19 pandemic by the authorities in 2020 with the creation of programs such as the Emergency Employment Support Program (PESE), National Support Program for Micro and Small Companies (Pronampe), Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Working Capital Program for Business Preservation (CGPE.) in the aggregate amount of R$24,169 million. Through timely monitoring of credit standards and client behavior, we maintained the usual course of our operations, despite these adverse conditions, and we were able to help clients in their sustainable search for their financial rebalancing;

b)

with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, we established initiatives that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, we stablished the Program 60+, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions;

c)

a 28.05% increase in debt renegotiations and extension of terms for loan operations as the economic situation changed, which caused our allowance for loan losses to increase by R$4,194 million, due to the increased level of risk and defaults as a result of changes in the financial perspectives of our clients and the visible deterioration in macroeconomic variables. To fully reflect these risks on our loan operations, we adopted the expected credit loss model for provisioning of operations since the moment they are granted, and we update it periodically in accordance with macroeconomic variables and the particular circumstances of each of our clients. In 2020, in view of the COVID-19 pandemic, we changed the weighting for economic scenarios when measuring our provision for loan losses. As of December 31, 2020, our coverage ratio was 319.9% compared to a ratio of 229.5% as of December 31, 2019, as a result of the changes in the macroeconomic variables and specific circumstances of each of our clients. Specifically, for the expected credit loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), we increased our provisions for credit loss by 28.8% in the year ended December 31, 2020. Our credit risk governance allowed us to respond rapidly to the impacts of the COVID-19 pandemic on our loan portfolio, permitting quick access to the information needed for discussions and decisions at the daily crisis management forums;

d)

the mark-to-market component of our securities portfolio was reduced to -1.3% in the first quarter of 2020, partially due to exchange rate fluctuations and high price volatility in the markets in the beginning of the COVID-19 pandemic, influencing the measurement of items stated at fair value in their different levels;

e)

due to the COVID-19 pandemic, instability in the variable income market was noted causing a migration to fixed income products, such as bank deposit certificates, as a response to a stronger demand from our clients for lower risk investments and products with higher liquidity. This movement resulted in an increase in our Bank Deposit Certificates portfolio. Additionally, we experienced impacts on funding, as well as an increase in deposits. Please refer to the section “Item 4B. Business Overview – Selected Statistical Information – Liabilities – Funding” for further details. With the purpose of mitigating any systemic liquidity risk, the Central Bank made credit lines available to financial institutions through repurchase agreements in foreign currency and the purchase of financial bills with guarantee, leading to a total amount of R$30,547 million in these operations;

f)

increase in the recognition of deferred income tax and social contribution due to the greater volume of deductible temporary differences recorded for the period. The COVID-19 pandemic reduced the projections for taxable income, however, it was not responsible for the generation of tax losses and social contribution loss carryforwards; and

g)	increase in expenses with insurance claims related to COVID-19 of R$104 million, mainly related to credit life insurance and life insurance.

In addition, Brazil implemented a large number of regulatory changes, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies. Please refer to the section “Item 4B. Business Overview—Supervision and Regulation—Basel III Framework—Implementation of Basel III in Brazil” and to the section “Item 4B. Business Overview—Selected Statistical Information—Securities Portfolio—Compulsory Reserve Deposits with the Central Bank” for further details.

Total outstanding loans provided by Brazilian financial institutions increased in year-over-year real terms in December 2020, by 10.6%, after an increase of 2.1% in December 2019. Total new loans increased by 1.4% as of December 31, 2020, when compared to an increase of 9.1% as of December 30, 2019, both on an annualized basis. The rate of non-performing household loans decreased by 0.6 percentage points to 2.9% as of December 31, 2020 when compared with the same month in 2019. The rate of non-performing loans to non-financial corporations reached 1.2% in December 2020, below the level observed in December 2019 (2.1%).

The Brazilian real depreciated against the U.S. dollar, with the exchange rate reaching R$5.19 per US$1.00 as of December 31, 2020, compared to R$4.03 per US$1.00 as of December 31, 2019.

Brazil’s current account deficit (comprised of the net balance from the trade of goods and services and international transfers) totaled 0.9% of GDP as of December 2020. Brazil has maintained its external solvency, with US$356 billion in international reserves as of December 2020.

The table below shows real GDP growth, the inflation rate, exchange rate variation and interest rates in Brazil as of and for the twelve-month period ended December 31, 2020, 2019, 2018, 2017 and 2016, except as otherwise indicated.

	As of and for the Year Ended December 31,
	2020	2019	2018	2017	2016
	(%)
Real GDP growth(1)	-4.1	1.4	1.8	1.3	-3.3
Inflation rate — IGP-DI(2)	23.1	7.7	7.1	-0.4	7.2
Inflation rate — IPCA(3)	4.5	4.3	3.7	2.9	6.3
Exchange rate variation (R$/US$)(4)	28.9	4.0	13.5	1.5	-16.5
TR (reference interest rate)(5)	0.00	0.00	0.00	0.00	1.98
CDI (interbank interest rate)(6)	1.90	4.59	6.40	6.99	13.63
Selic (overnight interest rate)6)	1.90	4.59	6.40	7.00	13.65
Sovereign 5-year CDS(7)	150.9	107.7	207.9	165.0	291.3

(1)	Source: Instituto Brasileiro de Geografia e Estatística, or IBGE.
(2)	Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna, or IGP-DI) published by the Fundação Getulio Vargas.
(3)	Source: Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or IPCA) published by IBGE.
(4)	Source: Bloomberg (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real.
(5)	Source: Mortgage reference rate (Taxa Referencial, or TR) published by the Central Bank. Data presented in percentage per year.
(6)	Source: Central Bank. Data presented in percentage per year.
(7)	Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

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

New accounting standards changes and interpretations of existing standards

Accounting standards applicable for period ended December 31, 2020

•

Interest Rate Benchmark Reform (IBOR Reform) Phase – I — Amendments to IFRS 9 — Financial Instruments, IAS 39 — Financial Instruments: Recognition and Measurement and IFRS 7 — Financial Instruments: Disclosures — Due

to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of pre-replacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. These changes are effective for the years beginning January 1, 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for our Consolidated Financial Statements, in the pre-replacement period of IBORs.

We are exposed mainly to LIBOR and EURIBOR rates in hedge accounting structures. Since 2018, we bring together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, we will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association—ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, the date on which the market expects the end of IBOR publications.

•

Amendments to IFRS 16 – Leases: Practical expedient that enables lessees not to characterize the lease concessions motivated by the COVID-19 pandemic as an agreement modification. This standard is effective for the years beginning on June 1, 2020, and earlier application is permitted. We opted for not relying on the exception from this standard, and, therefore, there was no impact on our Consolidated Financial Statements.

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

Please see “Note –7—Hedge Accounting” to our audited consolidated financial statements for further details. With respect to the hedge accounting policy, please see “Note 2.4 – Summary of Main Accounting Practices—d) Financial Assets and Liabilities—IV – Derivatives” to our audited consolidated financial statements.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include securities classified as Fair Value Through Other Comprehensive Income and Fair Value Through Profit or Loss, including derivatives. Other financial instruments are classified at historical amortized cost on our balance sheet, and their corresponding fair values are shown in the notes to our audited consolidated financial statements. We present information on the fair value of our financial instruments in the table below as of December 31, 2020, 2019 and 2018.

	As of December 31,
Financial instruments recorded at fair value	2020	2019	2018
	(In millions of R$)
Assets
Financial assets at fair value through profit or loss	389,071	281,075	263,180
Derivatives	76,504	41,854	23,466
Financial assets at fair value through other comprehensive income	109,942	76,660	49,323
Other financial assets	6	—	—
Total	575,523	399,589	335,969

Liabilities
Other financial liabilities	5	—	—
Structured notes	143	201	192
Derivatives	79,505	47,828	27,519
Total	79,653	48,029	27,711

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

•

Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and

•

Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date. We present information on our level 3 financial instruments in the table below as of December 31, 2020 and 2019.

	As of December 31,
Level 3	2020	2019
	(In millions of R$)
Financial assets at fair value through profit or loss	1,968	1,719
Financial assets at fair value through other comprehensive income	—	34
Net position of derivatives	(5)	18
Total	1,963	1,771

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

Accounting Practices Adopted in Brazil

Our books and records are maintained in Brazilian reais, the official currency in Brazil, and our audited consolidated financial statements, for statutory and regulatory purposes, are prepared in accordance with accounting practices adopted in Brazil (BRGAAP). The accounting principles and standards generally applicable under Brazilian GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee, or CPC, which started issuing standards in 2007, and by the Federal Accounting Council. In the case of companies subject to regulation by the Central Bank, such as Itaú Unibanco Holding, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, the CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited    consolidated financial statements and accompanying notes and other financial information included in the description of our business in “Item 4. Information on the Company.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein.

In this section, we discuss the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019. For a discussion of the results of our operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to “Item 5. – A. Operating Results – Operating and Financial Review and Prospects” in our 2019 Form 20-F.

Results of Operations

The table below presents our summarized consolidated statement of income for the years ended December 31, 2020 and 2019. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company.”

Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income.

	For the years ended December 31,		Variation
Summarized Consolidated Statement of Income	2020	2019	R$ million	%
	(In millions of R$)
Operating revenues	100,199	117,079	(16,880)	(14.4)
Net interest income(1)	50,053	69,350	(19,297)	(27.8)
Non-interest income(2)	50,146	47,729	2,417	5.1
Expected loss from financial assets and claims	(25,980)	(18,567)	(7,413)	39.9
Other operating income (expenses)	(68,989)	(67,269)	(1,720)	2.6
Net income before income tax and social contribution	5,230	31,243	(26,013)	(83.3)
Current and deferred income and social contribution taxes	9,834	(3,430)	13,264	(386.7)
Net income	15,064	27,813	(12,749)	(45.8)
Net income attributable to owners of the parent company	18,896	27,113	(8,217)	(30.3)

(1)	Includes:
(i)

interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$113,262 million and R$117,523 million in the years ended December 31, 2020 and 2019, respectively);

(ii)	interest, similar income and dividend of financial assets at fair value through profit or loss (R$15,716 million and R$22,760 million in the years ended December 31, 2020 and 2019, respectively);
(iii)	interest and similar expenses (R$(73,558) million and R$(75,958) million in the years ended December 31, 2020 and 2019, respectively);
(iv)	adjustments to fair value of financial assets and liabilities (R$(8,056) million and R$4,098 million in the years ended December 31, 2020 and 2019, respectively); and
(v)	foreign exchange results and exchange variations in foreign transactions (R$2,689 million and R$927 million in the years ended December 31, 2020 and 2019, respectively).
(2)	Includes commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other income.

For the year ended December 31, 2020 compared to December 31, 2019.

Net income attributable to owners of the parent company decreased by 30.3% to R$18,896 million for the year ended December 31, 2020 from R$27,113 million for the same period of 2019. This result is mainly due to a 14.4% decrease in operating revenues and a 39.9% increase in expected losses from financial assets and claims. The decrease in net income attributable to owners of the parent company was partially offset by a R$13,264 million increase in current and deferred income and social contribution taxes. These line items are further described below:

Net interest income decreased by R$19,297 million, or 27.8%, for the year ended December 31, 2020 compared to the same period of 2019, mainly due to a decrease of R$12,154 million in the adjustment to the fair value of financial assets and liabilities, especially due to the fiscal effect on the hedging instruments for our investments abroad.

The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal depreciation of the real against the U.S. dollar was 28.9% for the year ended December 31, 2020 compared to a depreciation of 4.0% for the same period of 2019.

The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$17,701 million for the year ended December 31, 2020, compared to a gain of R$2,499 million for 2019.

As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income decreased by R$4,095 million for the year ended December 31, 2020 compared to 2019.

•

Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income decreased by 3.6% for the year ended December 31, 2020 compared to 2019 due to a R$6,365 million decrease in income from securities purchased under agreements to resell and a R$2,492 million decrease in compulsory deposits with the Central Bank, as a result of lower interest rates. As of December 31, 2020, the effective SELIC rate was 1.90% per annum compared to 4.40% per annum as of December 31, 2019. While the balance of our loan portfolio increased 21.9% in this period, income from our loan portfolio decreased by 1.9%. This is mainly due to: (i) lower spreads on credit products, particularly for government sponsored facilities for our micro/small and medium businesses segment, (ii) lower interest rates for working capital loans and (iii) regulatory changes, especially CMN Resolution No. 4,765, which caps interest rates for checking account overdraft facilities up to 8% per month. In addition, this result was partially offset by an increase of R$6,224 million in income from financial assets at fair value through other comprehensive income mainly due to exchange rate fluctuations.

•

Interest and similar expenses decreased by 3.2% for the year ended December 31, 2020 compared to 2019, due to: (i) a decrease of R$9,783 million in securities sold under repurchase agreements, mainly as a result of the decrease of R$23,236 million in the balance of assets pledged as collateral, especially in government securities; and (ii) a decrease in our financial expenses from technical provisions for insurance and private pension plans, which amounted to an expense of R$8,121 million for the year ended December 31, 2020 compared to an expense of R$16,720 million for the year ended December 31, 2019, as a result of the decrease in the net asset value of investment fund quotas and resulting impact on private pension plans.

This result was partially offset by an increase in expenses from interbank market funds mainly as a result of a R$6,848 million increase in the balance of import and export financings, which was affected by exchange rate fluctuations.

Please see “Note 21—Interest and Similar Income and Expense and Net Gain (Loss)” to our audited consolidated financial statements for further details on interest and similar expenses.

Non-interest income increased by 5.1% to R$50,146 million for the year ended December 31, 2020 compared to 2019. This increase was mainly due to a 71.4%, or R$2,957 million, increase in other income, mainly driven by the gain on the partial sale of our shares in XP Inc. On December 2 and 17, 2020, we sold 4.44% and 0.07%, respectively, of our investments in XP Inc., through the public offering on the Nasdaq, giving rise to a result before taxes of R$ 3,996 million. Concurrently with the sales, XP Inc. completed a public offering (follow-on) which resulted in the dilution of the interest held by us, which then reached 41.00% of XP Inc.’s total capital, resulting in a gain from our investment in XP Inc. primary subscription of R$ 545 million.

The increase in non-interest income was partially offset by a 1.2%, or R$475 million, decrease in commissions and banking fees, compared to the same period in 2019, mainly driven by a R$1,806 million decrease in revenues from credit and debit card transactions, including acquiring business, revenues from merchant discount rate, rental of equipment and prepayments, all of which decreased particularly in the first semester of 2020 due to social distancing measures adopted in response to the COVID-19 pandemic. This decrease in commissions and banking fees was offset by:

(i)

a 15.2%, or R$382 million, increase in income from advisory and brokerage services compared to the same period in 2019, mainly due to an increase in activities in the capital markets. As of December 31, 2020, we acted as underwriter on fixed income transactions in Brazil totaling R$6,936 million and we were ranked first in volume of deals by the Associação Brasileira de Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) in this segment. We also provided financial advisory services for 47 M&A transactions in South America during 2020, totaling US$8,139 million in deal volume and we were ranked first place in number of deals by Dealogic; and

(ii)

a 10.8%, or R$614 million, increase in asset management fees from funds compared to the same period in 2019. Our assets under management increased by 14.2% in the year ended December 31, 2020 compared to 2019, representing an increase of 14.7% in income from fees generated through offerings of our own products and an increase of 11.2% in income from fees generated through our open platform.

The following chart shows the main components of our banking service fees for the years ended December 31, 2020 and 2019:

Please see “Note 3 – Business Development” to our audited consolidated financial statements for further details on our stake in XP Inc.

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets and Claims

To fully reflect the risk of our loan operations, we adopt the expected loss model for provisioning of operations since the moment they are granted, which is periodically updated according to the macroeconomic variables and specific circumstances of each of our clients. In 2020, in view of the COVID-19 pandemic, the weighting for economic scenarios was increased when measuring our provision for loan losses. As of December 31, 2020, our coverage ratio was 319.9% compared to a ratio of 229.5% as of December 31, 2019, as a result of the changes in the macroeconomic variables and specific circumstances of each of our clients. Specifically, in 2020 we increased the provision for the expected loss of operations for clients that had not shown any signs of deterioration until the outbreak of the COVID-19 pandemic (default or downgrading of the client’s rating). The credit risk governance enabled us to quickly respond to the impacts of the COVID-19 pandemic on our loan portfolio, permitting quick access to the information required for the daily discussions and actions of the crisis management forum.

Our expected loss from financial assets and claims increased by R$7,413 million, or 39.9%, for the year ended December 31, 2020 compared to 2019, mainly due to an increase in expected loss with loan and lease operations of R$6,154 million for the year ended December 31, 2020. This increase is related to the changes in the macroeconomic scenario and adverse financial perspectives for individuals and companies as from the second half of March 2020, as a result of the COVID-19 pandemic. In the year ended December 31, 2020, we constituted R$6,249 million in expected credit loss for our Foreign Loans—Latin American operations, mainly due to certain corporate clients in Latin America. Our micro/small and medium companies expected credit loss increased by R$1,820 million, mainly due to the increase in the balance of loans operations in this segment, due to government sponsored facilities such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI).

Please see “Note 2— Significant Accounting Policies” to our audited consolidated financial statements for further details on our expected credit loss assessment.

Please see “Note 10— Loan and Lease Operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio.

•	Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio.

As of December 31, 2020, our 90-day NPL ratio was 2.7%, a decrease of 76 basis points compared to December 31, 2019. The decrease was due to the decrease of 78 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, and the decrease of 49 basis points in the 90-day NPL ratio in respect of our companies loan portfolio, mainly due to measures of loan reprofiling offered to our clients in response to the COVID-19 pandemic. The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 90-day non-performing loans in the period. Compared to September 30, 2020, our 90-day NPL ratio increased by 10 basis points, in the three-month period ended December 31, 2020, mainly driven by the end of the grace period of loans reprofiled in previous periods.

•	We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2020, our 15 to 90 days NPL ratio was 1.8% a decrease of 50 basis points when compared to December 31, 2019. In this period there was an increase of 9 basis points in the 15 to 90-day NPL ratio in respect of our companies loans portfolio. The 15 to 90-day NPL ratio for our individuals loan portfolio decreased by 96 basis points due to the reprofiling offered to our clients in response to the COVID-19 pandemic. The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 15 to 90-day non-performing loans in the period compared to 2019. In the three-month period ended December 31, 2020, we had an increase of 47 basis points in our 15 to 90-day non-performing loans for companies mainly driven by the end of the grace period of loans reprofiled in previous periods.

As of December 31, 2020, our reprofiled loan portfolio was R$50.8 million, a decrease of 5.0% when compared to September 30, 2020.

Further, by the end of December 31, 2020, 96.1% of the grace periods relating to the reprofiled loan portfolio had expired, of which 82.6% were performing (8.3% of the amount outstanding under the non-performing reprofiled loan portfolio was delinquent between 15 and 90 days and 5.2% were delinquent for more than 90 days).

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2019 through to December 31, 2020:

•

Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2020, our coverage ratio was 319.9% compared to a ratio of 229.5% as of December 31, 2019. This increase was mainly due to decrease in the balance of non-performing loans over 90 days overdue, driven by the loan portfolio reprofiling and the provisioning recognized due to the change in the macroeconomic scenario as from the second half of March, which was captured by our expected loss provisioning model. In the three-month period ended December 31, 2020, our coverage ratio decreased 1,934 basis points due to an increase in non-performing loans past 90 days overdue, driven by the end of the grace period of loans reprofiled in previous periods.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2019 through December 31, 2020:

Other Operating Income (Expenses) increased by 2.6% to an expense of R$68,989 million for the year ended December 31, 2020 from an expense of R$67,269 million for 2019 mainly due to the following non-recurring events: (i) the goodwill and intangible assets impairment recorded by Itaú Corpbanca of R$5,906 million; (ii) a donation of R$1,047 million made to Todos pela Saúde (All for Health) and (iii) an increase of R$2,385 million in personnel expenses due to our 2019 Voluntary Severance Program. Todos pela Saúde is an initiative created by us in April 2020 to combat the effects of the COVID-19 pandemic on the Brazilian society.

Disregarding the non-recurring events discussed above, our general and administrative expenses decreased by 2.3% to an expense of R$57,254 million for the year ended December 31, 2020 from an expense of R$58,627 million for 2019, mainly due to:

(i) a R$872 million decrease in personnel expenses due to a reduced number of employee terminations, which were suspended from March through September 2020, due to measures implemented to address the impacts of the COVID-19 pandemic. In addition, our expenses with profit sharing were reduced as a result of the challenging macroeconomic scenario, due to the COVID-19 pandemic, which resulted in lower profits. This result was partially offset by: (a) an increase in compensation, mainly due to an increase in the total number of employees, particularly information technology professionals, and (b) the negotiation of the collective bargaining labor agreement, which provided for a 1.5% salary increase and a R$2,000 bonus paid to employees in Brazil in September 2020;

(ii) a R$567 million decrease in credit card selling expenses, related to REDE’s accreditation and reduction in expenses with credit card brands, due to reduced economic activity, as a result of the social distancing measures adopted in relation to the COVID-19 pandemic, and;

(iii) a R$55 million decrease in administrative expenses, particularly reduced data processing and telecommunications, advertising, promoting and publicity expenses, and travel and transportation expenses, due to reduced commuting and remote working arrangements adopted during the COVID-19 pandemic.

Please see “Note 23—General and Administrative Expenses” to our audited consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to a gain of R$9,834 million for the year ended December 31, 2020, from an expense of R$3,430 million for 2019.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “ —Net interest income,” which amounted to a gain of R$16,097 million for the year ended December 31, 2020 compared to a gain of R$2,281 million for 2019. Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by 9.7% for the year ended December 31, 2020 compared to 2019.

In 2019, fiscal authorities temporarily decreased the recognition rate for income and social contribution taxes to 40%. However, as from March 1, 2020, the recognition rate was increased again to 45%. The increase in the recognition rate was partially offset by: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution.

Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS, as issued by the IASB, but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Non-recurring events correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The impairment of goodwill and intangible assets recorded by Itaú Corpbanca, the donation made to “Todos pela Saúde” and our 2019 voluntary severance program are non-recurring events and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see “Item 4. Information on the Company” and “Note 30 – Segment Information” to our audited consolidated financial statements.

We present below the summarized results from our operating segments from January 1, 2020 to December 31, 2020:

Summarized Consolidated Statement of Income from January 1, 2020 to December 31, 2020(1)	Retail Banking (a)	Wholesale Banking (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
			(In millions of R$)
Operating revenues	72,680	32,187	9,918	114,785	(14,586)	100,199
Cost of Credit	(21,247)	(8,968)	6	(30,209)	5,583	(24,626)
Claims	(1,345)	(8)	—	(1,353)	(1)	(1,354)
Other operating income (expenses)	(40,221)	(16,133)	(650)	(57,004)	(11,985)	(68,989)
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest in subsidiaries	(175)	601	(46)	380	3,452	3,832
Net income	6,621	5,786	6,129	18,536	360	18,896

(1)

The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings “(a) Retail Banking”, “(b) Wholesale Banking” and “(c) Activities with the Market + Corporation”.

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

The IFRS consolidated column is the total result of our three segments plus adjustments.
(2)	Net income presented refers to “net income attributable to owners of the parent company”.

The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS, as issued by the IASB.

Year ended December 31, 2020 compared to the year ended December 31, 2019.

(a)	Retail Banking

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the years ended December 31, 2020 and 2019:

Summarized Consolidated Statement of Income—Retail Banking	For the years ended December 31,		Variation
	2020	2019	R$ million	%
Operating revenues	72,680	79,227	(6,547)	(8.3)
Interest margin	41,818	46,764	(4,946)	(10.6)
Non-interest income (1)	30,861	32,463	(1,601)	(4.9)
Cost of credit and claims	(22,593)	(17,278)	(5,314)	—
Other operating income (expenses)	(40,221)	(41,430)	1,209	(2.9)
Income tax and social contribution	(3,071)	(7,095)	4,024	—
Non-controlling interest in subsidiaries	(175)	(198)	24	(11.9)
Net income	6,621	13,226	(6,605)	(49.9)

(1)	Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from Retail Banking decreased by 49.9%, to R$6,621 million for the year ended December 31, 2020 from R$13.226 million for the same period of 2019. These results are explained as follows:

Operating revenues: decreased by 8.3% for the year ended December 31, 2020 compared to the same period of 2019, due to:

(i) a decrease of 10.6% in interest margin driven by an increase in credit products that command lower spreads, especially in government sponsored facilities to our micro/small and medium businesses segment; and lower interest rates for working capital loans, and

(ii) a decrease of 4.9% in non-interest income, especially due to reduced revenues from credit and debit cards fees, resulting from a reduction in the volume of credit and debit cards transactions since the second half of March 2020, due to social distancing measures adopted in response to the COVID-19 pandemic.

Cost of credit and claims increased by R$5,314 million for the year ended December 31, 2020 compared to 2019, mainly due to the change in the macroeconomic scenario and the adverse financial perspectives for individuals and companies as from the second half of March 2020, as a result of the COVID-19 pandemic.

Other operating income (expenses) decreased by R$1,209 million for the year ended December 31, 2020 compared to the same period in 2019, mainly due to a decrease in personnel expenses as a result of a reduction in employee terminations, which were suspended from March through September 2020, due to measures implemented to address the impacts of the COVID-19 pandemic. In addition, we incurred reduced profit-sharing expenses as a result of the challenging macroeconomic scenario. This result was partially offset by: (i) an increase in compensation, mainly due to an increase in the total number of employees, particularly information technology professionals, and (ii) the negotiation of the collective bargaining labor agreement, which provided for a 1.5% salary increase and a R$2,000 bonus paid to employees in Brazil in September 2020.

Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company—Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes decreased mainly as a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution.

(b) Wholesale Banking

This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the years ended December 31, 2020 and 2019:

Summarized Consolidated Statement of Income-Wholesale Banking	For the years ended December 31,		Variation
	2020	2019	R$ million	%
	(In millions of R$)
Operating revenues	32,187	30,650	1,537	5.0
Interest margin	19,883	18,778	1,105	5.9
Non-interest income (1)	12,304	11,872	432	3.6
Cost of credit and claims	(8,976)	(2,141)	(6,835)	—
Other operating income (expenses)	(16,133)	(15,403)	(730)	4.7
Income tax and social contribution	(1,893)	(3,856)	1,963	—
Non-controlling interest in subsidiaries	601	(444)	1,045	(235.3)
Net income	5,786	8,806	(3,020)	(34.3)

(1)	Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from Wholesale Banking decreased 34.3% to R$5,786 million for the year ended December 31, 2020 from R$8,806 million for the same period of 2019. These results are explained as follows:

Operating revenues: increased by R$1,537 million, or 5.0%, for the year ended December 31, 2020 compared to the same period of 2019, due to:

(i) an increase of 5.9% in the interest margin, driven by a 33.5% increase in the balance of our corporate loan portfolio (credit origination by aggregate amount of loans increased by 51.7%), mainly due to an increase in working capital, vehicle and export/import financings. Due to the COVID-19 pandemic and the resulting economic crisis, demand for liquidity by companies increased; and

(ii) an increase of 3.6% in non-interest income, especially due to: (a) revenues from asset management fees, which increased by 10.8%; and (b) income from advisory and brokerage services, which increased by 15.2%, mainly due to increased activity in the capital markets. As of December 31, 2020, we acted as underwriter on fixed income transactions in Brazil totaling R$6,936 million and were ranked first in volume of deals by the ANBIMA in this segment. We also provided financial advisory services for 47 M&A transactions in South America, totaling US$ 8,139 million and were ranked first place in number of deals by Dealogic.

Cost of credit and claims increased by R$6,835 million for the year ended December 31, 2020 compared to the same period of 2019, mainly due to changes in the macroeconomic scenario and the adverse financial perspectives of companies as from the second half of March 2020 as a result of the COVID-19 pandemic, during which we recorded a provision for loan losses and impairment charges in our portfolio of corporate securities in Brazil of R$498 million, compared to the same period of 2019, in which we recorded a reversal of R$1,547 million in provisions for loan losses and impairment charges.

Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution.

(c)    Activities with the Market + Corporation (formerly Trading & Institutional)

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2020 and 2019:

Summarized Consolidated Statement of Income-Activities with the Market + Corporation	For the years ended December 31,		Variation
	2020	2019	R$ million	%
	(In millions of R$)
Operating revenues	9,918	9,913	6	0.1
Interest margin	8,394	9,088	(694)	(7.6)
Non-interest income (1)	1,524	825	699	84.7
Cost of credit and claims	6	0	6	—
Other operating income (expenses)	(650)	(987)	337	(34.2)
Income tax and social contribution	(3,099)	(2,545)	(554)	—
Non-controlling interest in subsidiaries	(46)	(51)	5	(9.8)
Net income	6,129	6,331	(202)	(3.2)

(1)	Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from Activities with the Market + Corporation decreased 3.2%, or R$202 million, for the year ended December 31, 2020 from 2019. We recorded a reduction in investments abroad, which were partially offset by earnings from other companies.

Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. In 2019, fiscal authorities temporarily decreased the recognition rate for income and social contribution taxes to 40%. However, as from March 1, 2020, the recognition rate was increased again to 45%. The increase in the recognition rate was partially offset by increases in provisions for expected loss in the period (which generate tax credits).

Balance Sheet

We present below our summarized balance sheet as of December 31, 2020 and 2019. Please see our audited    consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet—Assets	As of December 31,		Variation
	2020	2019	R$ million	%
	(In millions of R$)
Cash	46,224	30,367	15,857	52.2
Financial assets at amortized cost	1,275,799	1,101,892	173,907	15.8
Compulsory deposits in the Central Bank of Brazil	90,059	91,248	(1,189)	(1.3)
Interbank deposits, securities purchased under agreements to resell and	425,432	366,130	59,302	16.2
securities at amortized cost
Loan and lease operations portfolio	714,104	585,791	128,313	21.9
Other financial assets	93,255	94,752	(1,497)	(1.6)
(-) Provision for Expected Loss	(47,051)	(36,029)	(11,022)	30.6
Financial assets at fair value through other comprehensive income	109,942	76,660	33,282	43.4
Financial assets at fair value through profit or loss	465,581	322,929	142,652	44.2
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	55,610	56,673	(1,063)	(1.9)
Tax assets	66,095	48,960	17,135	35.0

Total assets	2,019,251	1,637,481	381,770	23.3

December 31, 2020 compared to December 31, 2019.

Total assets increased by R$381,770 million, or 23.3%, as of December 31, 2020 compared to the same period in 2019, mainly due to an increase in financial assets at fair value through profit or loss and in our loan and lease operations portfolio. This result was partially offset by an increase in provisions for expected losses. These results are further described below:

•

Financial assets at fair value through profit or loss increased by R$142,652 million, or 44.2%, as of December 31, 2020 compared to December 31, 2019, mainly due to: (i) a R$107,996 million increase in securities at fair value through profit or loss, especially in Brazilian government securities, which increased by R$66,274 million; and (ii) a R$34,650 million increase in the balance of derivatives, both for our own hedge strategy and clients’ operations. This increase in the balance of derivatives is related to increased market volatility following the uncertainties brought by changes in the macroeconomic scenario due to the COVID-19 pandemic.

Please see “Note 5 – Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss —Securities” and “Note 6 – Derivatives” to our audited consolidated financial statements for further details.

•	Loan and lease operations portfolio increased by R$128,313 million, or 21.9%, as of December 31, 2020, compared to December 31, 2019, mainly due to the following increases:

(i) 34.4% in our micro/small and medium businesses loan portfolio (credit origination by aggregate amount of loans increased by 24.0%), mainly due to an increase in working capital loans, due to government sponsored facilities such as the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (FGI). These government initiatives aim to guarantee financial resources for micro and small enterprises to enable them to maintain their activities during the COVID-19 pandemic and the resulting economic crisis.

(ii) 33.5% in our corporate loan portfolio (credit origination by aggregate amount of loans increased by 51.7%), mainly due to working capital loans, vehicle and export/import financings. Due to the COVID-19 pandemic and the resulting economic crisis, demand for liquidity by companies increased.

(iii) 31.5% in our Latin America loan portfolio as a result of exchange rate fluctuations; and

(iv) 6.2% in our individuals loan portfolio mainly due to increases of 22.8% in vehicle loans and 19.7% in mortgage loans. Credit origination in our individuals loan portfolio increased by 14.1% in the same period compared to 2019. This result was partially offset by the decrease of 5.0% in our credit cards portfolio, especially due to the reduction of the volume of credit cards transactions in the first semester of 2020, due to social distancing measures adopted in response to the COVID-19 pandemic.

	As of December 31,		Variation
Loan and Lease Operations, by asset type	2020	2019	R$ million	%
	(In millions of R$)
Individuals	255,483	240,490	14,993	6.2
Credit card	87,073	91,676	(4,603)	(5.0)
Personal loan	35,346	34,892	454	1.3
Payroll loans	55,508	49,608	5,900	11.9
Vehicles	23,290	18,968	4,322	22.8
Mortgage loans	54,266	45,346	8,920	19.7
Corporate	134,521	100,789	33,732	33.5
Micro/Small and Medium Businesses	121,955	90,733	31,222	34.4
Foreign Loans Latin America	202,145	153,779	48,366	31.5

Total Loan operations and lease operations portfolio	714,104	585,791	128,313	21.9

Please see “Note 10—Loan and Lease Operations” to our audited consolidated financial statements for further details.

•

Interbank deposits, securities purchased under agreements to resell and securities at amortized cost increased by R$59,302 million, or 16.2% as of December 31, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$41,513 million in securities purchased under agreements to resell; (ii) R$21,056 million in interbank deposits impacted by exchange rate variation.

Please see “Note 4—Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9—Financial Assets at Amortized Cost – Securities” to our audited consolidated financial statements for further details.

•

Financial assets at fair value through other comprehensive income increased by R$33,282 million, or 43.4% as of December 31, 2020 compared to December 31, 2019, mainly due to (i) an increase of R$17,217 million in Brazilian government securities, due to increased demand for liquidity, and (ii) a R$13,831 million increase in the balance of government securities – abroad, especially in Chile which increased by R$10,443 million, as compared to December 31, 2019, due to higher demand for liquidity.

Please see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our audited consolidated financial statements for further details.

•

Tax assets increased by R$17,135 million, or 35.0% as of December 31, 2020, compared to December 31, 2019, due to (i) the impact of the fiscal hedge from our investments abroad and (ii) increases in provisions for expected loss in the period.

Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details.

We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2020 and 2019. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

	As of December 31,		Variation
Summarized Balance Sheet—Liabilities and Stockholders’ Equity	2020	2019	R$ million	%
	(In millions of R$)
Financial Liabilities	1,579,686	1,211,999	367,687	30.3
At Amortized Cost	1,495,641	1,159,830	335,811	29.0
Deposits	809,010	507,060	301,950	59.5
Securities sold under repurchase agreements	273,364	256,583	16,781	6.5
Interbank market funds, Institutional market funds and other financial liabilities	413,267	396,187	17,080	4.3
At Fair Value Through Profit or Loss	79,653	48,029	31,624	65.8
Provision for Expected Loss	4,392	4,140	252	6.1
Provision for insurance and private pensions	221,000	218,334	2,666	1.2
Provisions	19,819	21,454	(1,635)	(7.6)
Tax liabilities	5,710	7,891	(2,181)	(27.6)
Other liabilities	38,511	28,338	10,173	35.9
Total liabilities	1,864,726	1,488,016	376,710	25.3
Total stockholders’ equity attributed to the owners of the parent company	142,993	136,925	6,068	4.4
Non-controlling interests	11,532	12,540	(1,008)	(8.0)
Total stockholders’ equity	154,525	149,465	5,060	3.4

Total liabilities and stockholders’ equity	2,019,251	1,637,481	381,770	23.3

Total liabilities and stockholders’ equity increased by R$381,770 million, or 23.3% as of December 31, 2020 compared to December 31, 2019, mainly due to an increase in deposits, securities sold under repurchase agreements, interbank and institutional market debt and financial liabilities at fair value through profit and loss. These results are detailed as follows:

•

Deposits increased by 59.5% as of December 31, 2020 compared to December 31, 2019, mainly due to an increase of R$214,068 million in time deposits, R$52,499 million in demand deposits and R$34,912 million in saving deposits. These increases are mainly associated with the inflow of resources from our clients into the Retail Banking and Wholesale Banking segments as from the second half of March 2020. This inflow resulted from our strategy to offer fixed income products (such as bank deposit certificates) combined with a stronger demand from our clients for lower risk investments and products with higher liquidity.

Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details.

•

Interbank and Institutional market funds and other financial liabilities increased by R$17,080 million, or 4.3%, as of December 31, 2020 compared to December 31, 2019, mainly due to the following increases:

(i) R$18,761 million in obligations on securities issued abroad, including the issuance of US$1,500 million of Senior Notes in January 2020 (equivalent to approximately R$6,404 million, as of January 31, 2020);

(ii) R$15,454 million in subordinated debt, including the issuance of US$690 million of Tier 1 Subordinated Notes in February 2020 (equivalent to approximately R$3,149 million, as of February 28, 2020); and

(iii) R$6,848 million in import and export financings.

These items were also directly affected by exchange rate fluctuations.

This increase was partially offset by a R$21,844 million reduction in financial bills and a R$6,919 million reduction in agribusiness credit bills, as of December 31, 2020 compared to December 31, 2019, mainly due to the maturity of these bills.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements increased by R$16,781 million, or 6.5%, as of December 31, 2020 compared to December 31, 2019, mainly due to a R$28,651 million increase in securities with right to sell or repledge the collateral and R$11,366 million increase in assets received as collateral. This result was partially offset by a decrease of R$23,236 million in assets pledged as collateral, especially government securities.

Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited consolidated financial statements for further details.

Financial liabilities at fair value through profit and loss increased by R$31,624 million, or 65.8%, as of December 31, 2020, compared to December 31, 2019, mainly due to a R$31,677 million increase in the balance of derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This increase is related to increased market volatility resulting from the COVID-19 pandemic.

Please see “Note 6 – Derivatives” to our audited    consolidated financial statements for further details.

Total Stockholders’ equity increased by R$5,060 million, or 3.4%, as of December 31, 2020 compared to December 31, 2019, mainly due to R$15,064 million net income in the period which was partially offset by the distribution of R$9,811 million in dividends and interest on capital

Capital Management

Key Indicators

Our Board of Directors is the main body responsible for our capital management, and for approving our capital management policies and guidelines regarding our capitalization level. It is also responsible for approving the ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess our capital adequacy. At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors.

In compliance with CMN and Central Bank regulations, we have implemented a capital management structure and ICAAP, taking a prospective stance in relation to capital management.

In addition, we have a Recovery Plan, which is a report that aims at defining how to reestablish adequate levels of capital and liquidity in response to stress situations.

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

The Total Capital is the sum of three items, as shown below:

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The minimum Total Capital ratio required is 8.0% as from January 1st, 2019.

The Central Bank rules call for Additional Capital Buffers, or ACP, corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time, as provided for CMN Resolution 4,193 of March 1, 2013 as amended (“CMN Resolution 4,193”). The amount of each component and the minimum regulatory requirements are provided for in CMN Resolution 4,193, as amended.

According to CMN Resolution 4,193, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

•	RWACPAD – Credit Risk: calculated using standardized approach;
•	RWAMINT – Market Risk: made up of the maximum between the internal model and 80% of the standardized model; and
•	RWAOPAD – Operational Risk: calculated using standardized approach.

Capital Adequacy

Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

	As of December 31,
	2020	2019
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET1)	119,960	117,328
Tier I	137,157	128,696
Total capital	151,244	140,596
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,042,207	891,300
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	11.5%	13.2%
Tier I ratio (%)	13.2%	14.4%
Total capital ratio (%)	14.5%	15.8%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	1.25%	2.5%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	3.5%

(1)

For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

As of December 31, 2020, our Total Capital reached R$151,244 million, an increase of R$10,648 million compared to December 31, 2019. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.5%, as of December 31, 2020, a decrease of 130 basis points compared to 15.8% as of December 31, 2019, mainly due to the foreign exchange rate impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk weighted assets, partially offset by net income in the period and the issuance of Tier I and Tier II debts.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. On December 31, 2020, our Fixed Assets Ratio reached 24.0%, which presents a buffer of R$39,274 million.

Our Tier I ratio increased 80 basis points in relation to September 30, 2020 mainly due to net income in the period, including the result from the sale of shares issued by XP Inc. owned by us and the decrease in credit risk weighted assets.

Please see “Item 4B. Business Overview – Supervision and Regulation – Basel III Framework – Implementation of Basel III in Brazil” for further details about minimum capital ratios.

Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about regulatory capital.

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

We present below a discussion of our LCR for the three-month period ended December 31, 2020 and our NSFR as of December 31, 2020.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

	Three-month periods ended December 31,
Liquidity Coverage Ratio	2020	2019
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA)[1]	343,174	170,004
Cash Outflows[2]	309,652	225,349
Cash Inflows[3]	133,297	111,313
Total Net Cash Outflows	176,355	114,035

LCR%	194.6%	149.1%

(1)

High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2)	Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
(3)	Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2020 was 194.6% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

	As of December 31,
Net Stable Funding Ratio	2020	2019
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF)¹	956,033	733,242
Total Required Stable Funding (RSF)²	758,907	599,963

NSFR (%)	126.0%	122.2%

(1)	ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
(2)	RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2020, our ASF totaled R$956.0 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$758.9 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks.

As of December 31, 2020, our NSFR was 126.0% and, accordingly, above Central Bank requirements.

5B.	Liquidity and Capital Resources

Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as ourselves, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2020, 2019 and 2018:

	As of December 31,			2020 Average
Operational Liquidity Reserve	2020	2019	2018	Balance(1)
	(In millions of R$)
Cash	46,224	30,367	37,159	41,061
Securities purchased under agreements to resell – Funded position (2)	44,743	26,797	45,335	37,361
Unencumbered government securities (3)	232,245	115,774	74,760	178,124
Operational reserve	323,212	172,938	157,254	256,546

(1)	Average calculated based on audited interim financial statements.
(2)	Net of R$ 11,119 (R$8,544 at 12/31/2019 and R$5,120 at 12/31/2018), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa, Balcão (B3) and the Central Bank.
(3)	Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim at ensuring that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

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

Particularly in 2020, a year with unusual volatility in the global financial markets, we had a significant improvement in the reserve and liquidity indicators. This improvement was due to the increase in our retail and wholesale funding and also to the liquidity measures conducted by central banks.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details about funding.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2020, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

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

Sustainable Tier 2 Subordinated Notes Issuance

On January 15, 2021, we, acting through our Grand Cayman branch, issued US$500,000,000 5,875% Tier 2 Subordinated Notes due 2031, under our global medium programme. The net proceeds of the issuance are expected to be used to finance and/or refinance green and/or social projects pursuant to the Framework.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the year ended December 31, 2020 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures as of December 31, 2020, 2019 and 2018:

Capital Expenditures	For the Year Ended December 31,				Variation
	2020	2019	2018	2020-2019		2019-2018
	(In millions of R$, except percentages)
Fixed Assets	1,716	1,621	1,483	95	5.9%	138	9.3%
Fixed assets under construction	457	473	474	(16)	(3.4)%	(1)	(0.2)%
Land and buildings	38	52	—	(14)	(26.9)%	52	—
Leasehold improvements	39	60	35	(21)	(35.0)%	25	71.4%
Furniture and data processing equipment	1,112	946	845	166	17.5%	101	12.0%
Other	70	90	129	(20)	(22.2)%	(39)	(30.2)%
Intangible Assets	3,591	2,691	1,381	900	33.4%	1,310	94.9%
Goodwill	287	—	8	287	—	(8)	—
Association for the promotion and offer of financial products and services	—	—	1	—	—	(1)	—
Software developed or obtained for internal use	2,763	1,976	964	787	39.8%	1,012	105.0%
Other intangibles	541	715	408	(174)	(24.3)%	307	75.2%
Total	5,307	4,312	2,864	995	23.1%	1,448	50.6%

See “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for further details.

Capitalization

The table below presents our capitalization as of December 31, 2020. The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2020. As of the date of this annual report, there has been no material change in our capitalization since December 31, 2020.

You should read the table below in conjunction with the information included in “Item 4B. Business Overview – Selected Statistical Information” for further details.

	As of December 31, 2020
Capitalization	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	511,015	98,335
Securities sold under repurchase agreements	225,182	43,332
Structured notes	11	2
Derivatives	36,465	7,017
Interbank market funds	94,921	18,266
Institutional market funds	19,339	3,721
Other financial liabilities	112,745	21,695
Provision for insurance and private pension	3,063	589
Provisions	5,927	1,141
Tax liabilities	2,878	554
Other Non-financial liabilities	35,248	6,783

Total	1,046,794	201,435

Long-term liabilities
Deposits	297,995	57,343
Securities sold under repurchase agreements	48,182	9,272
Structured notes	132	25
Derivatives	43,040	8,282
Interbank market funds	61,114	11,760
Institutional market funds	118,969	22,893
Other financial liabilities	6,184	1,190
Provision for insurance and private pension	217,937	41,939
Provision for Expected Loss	4,392	845
Provisions	13,892	2,673
Tax liabilities	2,411	464
Other Non-financial liabilities	3,263	628

Total	817,511	157,314

Income tax and social contribution—deferred	421	81
Non-controlling interests	11,532	2,219
Stockholders’ equity attributed to the owners of the parent company (2)	142,993	27,516

Total capitalization (3)	2,019,251	388,565

BIS ratio (4)	14.5%

(1)	Convenience translation at 5.1967 reais per U.S. dollar, the exchange rate in effect on December 31, 2020. 5.1967
(2)

Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,801,324,161 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2020.

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

Exposures		Trading Portfolio(1) December 31, 2020			Trading and Banking Portfolios(1) December 31, 2020
Risk Factors	Risk of varitions in:	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In millions of R$)
Interest Rate	Fixed Income Interest Rates in reais	—	(12.6)	(24.7)	(7.4)	(731.9)	(1,435.6)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	0.5	0.6	4.0	(5.4)	(224.6)	(430.0)
Foreign Exchange Rates	Prices of Foreign Currencies	(3.8)	(69.4)	112.6	(0.7)	(49.3)	123.9
Price Index Linked	Interest of Inflation coupon	(0.7)	(36.7)	(72.7)	(0.9)	(215.3)	(516.2)
TR	TR Linked Interest Rates	—	—	—	1.1	(67.9)	(161.9)
Equities	Prices of Equities	0.7	16.4	3.3	9.3	(197.7)	(425.2)
Other	Exposures that do not fall under the definitions above	—	(11.0)	(33.3)	(0.1)	(11.3)	(34.4)
Total		(3.3)	(112.7)	(10.8)	(4.1)	(1,498.0)	(2,879.4)

(1)	Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
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

Please see “Note 32 – Risk and Capital Management, 2. Market Risk” of our audited consolidated financial statements for further details about the position of our interest-bearing assets and liabilities as of December 31, 2020. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions.

LIBOR Transition

In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBOR rates by new reference rates. The main goal of this working group was, and still is, to support our senior executives in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil.

Among its actions over the past two years, we can highlight the following: (i) assessment of the bank’s exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject.

Throughout 2020, the working group continued to follow market guidelines and acted in the implementation of previously defined action plans, including systems changes to the new rate methodologies for both new transactions and for the current portfolio, which are still pending. We have also adhered, in February 2021, to the IBOR Fallbacks Protocol of the International Swaps and Derivatives Association published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition. The Itaú Unibanco Group will keep up with the periodic reports to Senior Management and clients whenever it deems necessary.

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

The information set forth in the table below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$60,7 billion as of December 31, 2020, under the gap management policy adopted, as mentioned above. We apply either economic hedges or hedge accounting to those net investments abroad.

	As of December 31, 2020
Exchange Rate Sensitivity	Brazilian currency	Denominated in foreign currency(1)	Indexed to foreign currency(1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)
Assets	1,464,342	514,648	40,260	2,019,251	27.5
Cash	9,169	34,133	2,922	46,224	80.2
At Amortized Cost	929,754	324,291	21,754	1,275,799	27.1
Compulsory deposits in the Central Bank of Brazil	90,059	—	—	90,059	—
Interbank deposits	17,775	37,910	—	55,685	68.1
Securities purchased under agreements to resell	237,529	2,414	—	239,943	1.0
Securities	103,146	26,658	—	129,804	20.5
Loan operations and lease operations portfolio	446,207	245,815	22,082	714,104	37.5
Other financial assets	67,425	25,830	—	93,255	27.7
(-) Provision for Expected Loss	(32,387)	(14,336)	(328)	(47,051)	31.2
At Fair Value Through Other Comprehensive Income	46,704	60,940	2,298	109,942	57.5
Securities	46,704	60,940	2,298	109,942	57.5
At Fair Value Through Profit or Loss	370,685	81,627	13,269	465,581	20.4
Securities	360,885	23,353	4,833	389,071	7.2
Derivatives	9,794	58,274	8,436	76,504	87.2
Other financial assets	6	—	—	6	—
Investments in associates and joint ventures	15,568	2	—	15,570	—
Fixed assets, net	5,790	1,147	—	6,937	16.5
Goodwill and Intangible assets, net	11,305	6,025	—	17,330	34.8
Tax assets	62,443	3,652	—	66,095	5.5
Other assets	12,925	2,831	17	15,773	18.1
Percentage of total assets	72.5	25.6	2.0	100.1

Liabilities and Stockholders’ Equity	1,428,446	571,148	19,657	2,019,251	29.3
At Amortized Cost	986,826	498,388	10,427	1,495,641	34.0
Deposits	559,303	249,115	592	809,010	30.9
Securities sold under repurchase agreements	225,476	47,888	—	273,364	17.5
Interbank market debt	86,017	68,649	1,369	156,035	44.9
Institutional market debt	14,154	117,470	6,684	138,308	89.8
Other financial liabilities	101,876	15,266	1,782	118,924	14.3
At Fair Value Through Profit or Loss	12,750	63,985	2,918	79,653	84.0
Derivatives	12,745	63,842	2,918	79,505	84.0
Structured notes	—	143	—	143	100.0
Other financial liabilities	5	—	—	5	—
Provision for Expected Loss	3,638	737	17	4,392	17.2
Loan Commitments	3,124	350	11	3,485	10.4
Financial Guarantees	514	387	6	907	43.3
Reserves for insurance and private pension	221,000	—	—	221,000	—
Provisions	19,659	160	—	19,819	0.8
Tax liabilities	4,716	994	—	5,710	17.4
Other liabilities	25,332	6,884	6,295	38,511	34.2
Non-controlling interests	11,532	—	—	11,532	—
Total stockholders’ equity attributed to the owners of the parent company	142,993	—	—	142,993	—
Percentage of total liabilities and stockholders’ equity	70.7	28.3	1.0	100.0

(1)	Predominantly U.S. dollar.

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

The regulatory VaR model had two backtesting exceptions in the 250 business days ended December 31, 2020.

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

5F.	Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our consolidated long-term debt, operating leases and other contractual commitments as of December 31, 2020:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In millions of R$)
Interbank market debt (1)(3)	164,353	111,635	43,549	3,357	5,812
Institutional market debt (2)(3)	161,497	23,071	64,703	34,681	39,042
Time Deposits(3)	577,580	197,424	137,722	218,061	24,373
Operating and capital (finance) lease obligations	6,038	1,278	2,085	745	1,930
Financial Guarantees	68,933	27,350	8,702	975	31,906
Commitments to be released	320,905	155,936	27,579	29,866	107,524
Letters of credit to be released	41,477	41,477	—	—	—
Pension Obligations	1,160	120	236	233	571
Health Benefits	923	144	289	197	293
Total	1,342,866	558,435	284,865	288,115	211,451

(1)	Includes mortgage notes, real estate credit bills, agribusiness credit bills, financial credit bills, import and export financing and on-lending - domestic.
(2)	Includes subordinated debt, debentures and foreign borrowings through securities.
(3)	Includes total estimated interest payments (including for derivatives). These estimated interest payments were calculated substantially based on the interbank forward rates at the specific periods.

5G.	Safe Harbor

See “Forward-Looking Statements” of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

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

In 2020, we made significant changes to our Executive Committee. The new configuration aims to bring the Executive Committee closer to the business and, thus, simplify our operation and management model, allowing greater autonomy and speed in decision making.

Below are details of the new Executive Committee and its composition:

Change in the Board of Directors

On April 27, 2021, Maria Helena dos Santos Fernandes de Santana and Candido Botelho Bracher were elected as members of the Board of Directors.

Annual Shareholder’s Meeting

As of December 31, 2020, our Board of Directors consisted of the following members: Pedro Moreira Salles, Roberto Egydio Setubal, Ricardo Villela Marino, Alfredo Egydio Setubal, Ana Lucia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Ignácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes.

On April 27, 2021 at our annual shareholders’ meeting Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected as members of our Board of Directors, each for a term of one year. We deemed the directors Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes to be independent members representing 41.66% of our Board of Directors. With respect to our Fiscal Committee on the same date, Alkimar Ribeiro Moura was reelected as an effective member and João Costa was reelected as his alternate; José Caruso Cruz Henriques was reelected as an effective member and Reinaldo Guerreiro, was reelected as his alternate. Artemio Bertholini was elected as an effective member and Rene Guimarães Andrich was reelected an alternate member.

Board of Officers and Members of our Audit Committee

As of December 31, 2020, our Audit Committee consisted of the following members: Antonio Carlos Barbosa de Oliveira, Antonio Francisco de Lima Neto, Diego Fresco Gutierrez (the financial expert), Gustavo Jorge Laboissière Loyola, Luciana Pires Dias, Otavio Yazbek and Rogério Paulo Calderón Peres.

On April 29, 2021 at the Meeting of the Board of Directors, the members of our Board of Officers were reelected for a term of office of one year. Gustavo Jorge Laboissière Loyola, Luciana Pires Dias and Otávio Yazbek were reelected as members of the Audit Committee for a term of office of one year. Alexandre de Barros, Rogério Carvalho Braga and Ricardo Baldin (the financial expert) were also elected.

The elections and reelections of the members are subjective to approval by the Central Bank.

Board of Directors

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).

He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp.

He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994).

He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).

Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.

He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).

He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009).

He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.

Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.

He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura; a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.

Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005).

He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).

Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.

She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges.

She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018).

She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015).

Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.

He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.

He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015.

He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.

Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019) and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015.

He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2020.

He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015 and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005 and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).

He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended the Program for Executives from the University of California, Stanford, U.S.

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.

He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).

Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013 and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.

He holds a Bachelor’s degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master’s degree in Economics from Columbia University, GSAS, New York, U.S.; Master’s degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President (“Diretor Geral”) (2015 to 2017).

He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).

He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2014 to 2020).

She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021.

Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).

She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.

She worked at the Bolsa de Valores de São Paulo – BM&F Bovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006).

Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000.

She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil.

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group.

He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.

He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.

Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).

He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Board of Officers—Executive Committee

Milton Maluhy Filho (CEO) has been a partner in the Partners Program since 2011 and Chief Executive Officer at Itaú Unibanco Group since February 2, 2021, having served as CFO and CRO. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú Corpbanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile.

He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007.

He holds a Bachelor’s degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil.

Alexandre Grossmann Zancani (Officer) has been a partner in the Partners Program since 2019 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021).

He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019); a Risk Officer – Individuals and Consumers (2015 to 2017); an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015); an Executive Credit Superintendent at Santander – Companies (2012 to 2013) at Santander (Brazil); an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A.

He holds a Bachelor’s degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

Alexsandro Broedel (Officer and Chief Financial Officer) has been a partner in the Partners Program since 2017 and CFO of the Executive Committee since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.

He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

André Luís Teixeira Rodrigues (Officer) has been a partner in the Partners Program since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Itaú Personnalité, Companies departments, Public Authorities and Payroll segments, and is also responsible in the Retail Banking segment for the Products and Franchising – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments, having held the position of Executive Officer (2008 to 2021). He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005, having worked at the Banco Itaú BBA (2003 to 2018).

He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems (“Mechatronics”) from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

André Sapoznik (Officer) has been a partner in the Partners Program since 2007 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Vice President (2016 to 2021). He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2009.

He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Carlos Fernando Rossi Constantini (Officer) has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which comprises Private Banking, Asset Management, and the Investment Products and Services departments, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).

He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza (Officer) has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Commercial Banking department, which consolidates services to Large Corporate, Middle Market, Agribusiness segments and the Real Estate market niche. He is also responsible for the Credit Recovery and Restructuring department, having held the position of Executive Officer (2013 to 2021).

Mr. de Souza served as Global Head of Wealth Management & Services department (2015 to 2018) and Global Head of Private Bank department (2012 to 2015). He started his career at Itaú Unibanco Group in 2009, when he joined as CEO at Banco Itaú International in Miami, U.S.

He was also Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) and Chairman of Anbima Board of Regulation and Best Practices for the Private Banking Market in Brazil.

He holds a Bachelor’s degree in Business Administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; postgraduate degrees in Finance from Fundação Dom Cabral, São Paulo, Brazil and in Leadership Executive Education from Harvard Business School, Boston, U.S.

Leila Cristiane Barboza Braga de Melo (Officer) has been a partner in the Partners Program since 2007 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Officer (2010 to 2015) and Executive Officer (2015 to 2021).

She joined the Itaú Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008.

She is also a Member of W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America).

Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York.

She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France.

Matias Granata (Officer) has been a partner in the Partners Program since 2019 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), Market Risk Superintendent (2010 to 2014); Operational Risk Superintendent (2009 to 2010); Senior Treasury Trader, Proprietary Desk, São Paulo (2007 to 2009); Senior Treasury Trader, Proprietary Desk, London (2004 to 2007); Treasury Trader, Proprietary Desk, São Paulo (2003 to 2004) and Senior Economic Research Economist (2002 to 2003).

He holds a Bachelor’s degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina; postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, London, United Kingdom.

Pedro Paulo Giubbina Lorenzini (Officer) has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank`s operations in South America (Argentina, Paraguay, Uruguay and Itaú Corpbanca), having held the position of Executive Officer 2021).

Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil.

He was Chairman of the Treasury Committee (2010 to 2013) and Citibank’s representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012),

and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021).

He holds a Bachelor’s degree in Economics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra (Officer) has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having been in charge of the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent—Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).

He joined the Itaú Unibanco Group in 1993 as a System Analyst.

He holds Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

Sergio Guillinet Fajerman (Officer) has been a partner in the Partners Program since 2007 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN.

He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Board of Officers—Officers

Adriano Cabral Volpini (Officer) has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.

He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.

Álvaro Felipe Rizzi Rodrigues (Officer) has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.

He has a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Andre Balestrin Cestare (Officer) has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer—Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).

Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.

He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil.

Daniel Sposito Pastore (Officer) has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the international, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002).

Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He was also a member of the legal labor committee (2017 to 2020) and the union negotiation committee (2020) at the Federação Brasileira de Bancos (FEBRABAN).

He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.

Emerson Macedo Bortoloto (Officer) has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco’s Audit Committee’s activities.

He holds a Bachelor’s degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil.

José Geraldo Franco Ortiz Junior (Officer) has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as a foreign intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003).

He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S.

José Virgilio Vita Neto (Officer) has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations, and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011), being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution.

He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Paulo Sergio Miron (Officer) has been a partner in the Partners Program since 2019 and an Officer at the Itaú Unibanco Group since 2021, having held the position of Executive Officer (2015 to 2021).

He has been an Executive Officer at the Instituto Unibanco, and a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundação Nova Escola.

He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and Itaú Unibanco S.A. (2009 to 2013).

He was a Partner at PricewaterhouseCoopers, responsible for the Brasília office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil’s government services (2004 to 2008) and banking departments (1997 to 2008).

Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor for a number of years teaching financial market-related courses.

He is a Member of the Institute of Internal Auditors (The IIA) and a speaker at many seminars on financial instruments and auditing issues.

He holds Bachelor’s degrees in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil.

Renato Barbosa do Nascimento (Officer) has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.

He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries.

Also, at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

He holds Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Renato da Silva Carvalho (Officer) has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017).

He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil).

He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).

Renato Lulia Jacob (Officer and Head of Investor Relations and Market Intelligence) has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International,

in the U.S., and Itaú Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itaú Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).

He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Tatiana Grecco (Officer) has been an Officer at the Itaú Unibanco Group since 2017.

She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.

In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.

She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.

Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.

She holds a Bachelor’s degree in Civil Construction from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009.

Teresa Cristina Athayde Marcondes Fontes (Officer) has been an Officer at the Itaú Unibanco Group since 2020, being responsible for the Civil Litigation department. She joined the Itaú Unibanco Group in 2003 as an intern, and since then has worked at the legal advisory to a number of business lines, including corporate, government relations, insurance, capitalization, private pension, health plans, real estate loans, vehicles, consortia, intellectual property/marketing, E&S, supplier contracts, technology contracts and equity and labor departments. Ms. Fontes worked as Compliance Superintendent, responsible for the Retail Banking and Labor segments (2017 to 2020).

She holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil.

Audit Committee

Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005) and Managing Officer (1994 to 2004).

He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020 and has been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA).

Mr. de Barros was a Member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).

He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Gustavo Jorge Laboissière Loyola (Independent Member) has been Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006).

He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.

Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).

He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.

She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020.

She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).

She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Otavio Yazbek (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets.

Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015.

He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability Board (FSB) (2009 to 2013) and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006).

He holds a Bachelor’s degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.

Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015).

He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Audit Committee at Totvs S.A. (2020); Audit Committee Coordinator at Redecard S.A. (2013 to 2014); and as a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015).

He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017).

Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.

He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC.

Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú Corpbanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000.

He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

Fiscal Council

Alkimar Ribeiro Moura (Member) has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2010 to 2015).

Mr. Moura is a retired Economics Professor at the Escola de Administração de Empresas de São Paulo of the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados.

Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010).

He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A.

Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988).

He was an Officer at Banco Pirelli-Fintec (1988 to 1993).

He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master’s degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S.

Artemio Bertholini (Member) has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (2009 to 2011).

He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021.

He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP), since 2015, and Lecturer engaged for events related with Accounting, Audit, Arbitration and Corporate Governance at the Regional Accounting Council (CRC/SP).

Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Itaúsa S.A. (2006 to 2008), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020).

He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1968 to 1978).

He holds Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Florida, U.S.

José Caruso Cruz Henriques (Member) has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itaú Unibanco Group, including Officer (1988 to 2003).

He has been Executive President of Corhen Serviços Ltda. since 2003.

He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) São Paulo, Brazil and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

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

Officers

The performance appraisal of our officers is defined by the manager based on the priorities of the year discussed together with the appraised

Performance metrics

The officers’ evaluation process is carried out annually and takes into account what was defined as a priority for the year. Results are based on the following:

•

Manager Evaluation: Together with the manager, the priorities for the year are defined. These priorities are monitored throughout the year and, at the end of the year, they are evaluated. In order to support the evaluation, managers receive financial and market information, if applicable.

•

Rapporteur: It is an evaluation process of behaviors and main deliveries, in addition to defining the career moment carried out by an independent appraiser, pursuing complementary elements to the executive’s evaluation.

•

Evaluation Committee: Collegiate discussion to validate the manager’s evaluation and the proposed career moment in the Rapporteur. This committee can also discuss development and succession recommendations.

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

Benefits:

We provide several benefits agreed with labor unions representing our employees’ many professional categories, which are established in the respective collective bargaining agreements, such as: food allowance, day care/babysitter, transportation etc.

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

Stock-based
profit sharing
ITUB4
ITUB4
ITUB4
The program consists of
granting preferred shares (ITUB4)
or equivalent instruments
Subject to the limits
established by the
Compensation Committee
Eligible audience
10%
of the best
performance
managers
~30% (1)
of the best
performance
superintendents

(1) The eligibility for superintendents might overcome the 30% mentioned above, as there is no limit to recognize performances which exceeded expectation.

Delivery of preferred shares

ITUB4
The number of preferred shares or shared-based instruments granted is determined by the following factors:
Financial results of the company
Results of the department
Individual Performance
The grant represents an additional percentage to the amount of the individual Profit Sharing, and it is limited to an amount that varies in accordance with the position held and individual performance.
The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Perfomance year
Grant year
Year 1
Year 2
Year 3
Delivery years
ITUB4
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

Compensation of Management Members

	Board of Directors (1) (2) (3)	Board of Officers (2)	Fiscal Council	Audit Committee(3) (4)
Monthly Fixed Compensation	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting	Fees in cash approved at the Annual General Stockholders’ Meeting	Fees in cash determined by the Board of Directors
Annual Fixed Compensation	Stock-based compensation approved at the Annual General Stockholder’s Meeting.	N.A.	N.A.	N.A.
Benefit Plan	N.A.	Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance.	N.A.	N.A.
Annual Variable Compensation	Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders’ Meeting.	Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders’ Meeting.	N.A.	N.A.

(1)

In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, the compensation will be in line with the compensation model of the Board of Officers. Management members who are also part of statutory on non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. A non-management member of the Compensation Committee is compensated for his/her duties executed in the referred Committee.

(2)	Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
(3)	Member of the Board of Directors and Audit Committee only receive benefits in they have previously been officers of the Company.
(4)	For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Composition of compensation of management members

Member	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2020	34%	24%	39%	3%
	2019	26%	18%	53%	3%
	2018	28%	23%	46%	3%
Board of Officers	2020	13%	0%	83%	4%
	2019	7%	0%	92%	1%
	2018	9%	0%	91%	1%
Fiscal Council	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%
Audit Committee	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%

Year ended in December 31, 2020
a Body	Board of Directors	Executive Board	Fiscal Council
b Number of members	11.50	19.80	6.00
c Number of members who receive compensation	11.50	19.80	6.00
d Amount of the highest individual compensation (in R$)	9,710,000	34,737,000	220,500
e Amount of the lowest individual compensation (in R$)	2,643,000	2,588,000	88,200
f Average amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	4,364,438	11,681,451	145,950

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

Criteria for defining monthly and annual fixed compensation of management members:

Fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators, as discussed below:

Fiscal Council	Within the limits established by legislation, members of the Fiscal Council are paid monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Board of Directors	The monthly fixed compensation is consistent with market practices and periodically revised to attract qualified professionals. Additionally, history and résumé, among other factors, are taken into account.

Audit Committee	The members of the Audit Committee are paid monthly fixed compensation amount only are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Board of Officers	The monthly fixed compensation is established in accordance with the position held and is based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also enabling their mobility in our different businesses. Fixed compensation amounts are determined taking into account market competition.

Criteria for Defining the Annual Variable Compensation of the Board of Officers(1):

The annual variable compensation takes into account three main factors:

•	Performance of the officer;

•	The result of the applicable business area; and

•	Financial results of the company.

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

Distribution of the Annual Variable Compensation of the Board of Officers(2):

Regarding the annual variable compensation:

•	30% is paid in cash on demand; and

•	70% is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

(2)	In accordance with CMN Resolution No. 3,921, a portion of the variable compensation must be deferred.

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
ITUB4
70% ASSOCIATES
50% PARTNERS
ITUB4
30% ASSOCIATES
50% PARTNERS
AVAILABLE FOR SALE
AVAILABLE FOR SALE
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Delivery
Of the total granted, 50% vests in the 3rd year and 50% vests in the 5th year after the award.
DELIVERY YEAR
ITUB4
DELIVERY YEAR
ITUB4
Shares received will remain unavailable for sale for five-and-eight year terms as from each investment in shares.

The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the Matching paid by the Company, which is delivered in preferred shares (ITUB4).

The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.

These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

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
61 meetings
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
5 meetings
Strategy Committee Since 2009

•   Proposes budgetary guidelines

•   Provides inputs for decision-making processes

•   Recommends strategic guidelines and investments opportunities (Mergers and Acquisitions)

•   Internationalizes and creates new business areas

100% of the members are non-executive
6 meetings
Related Parties Committee Since 2013	• Manages transactions between related parties • Ensures equality and transparency for these transactions
100% of the members are independent
8 meetings
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

•   Defines the allocation process of the Rouanet Law as well as the other existing incentive laws and approve the contributions to be made by the Company or other companies of the Itaú Unibanco Group.

Executive and non-executive members
3 meetings

Two of these committees are statutory bodies:

Audit Committee

We have an Audit Committee, which complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of Itaú Unibanco Group.

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

Internal Audit

Under the Audit Committee’s technical supervision, our Internal Audit function provides the Board of Directors and senior management with independent, unbiased and timely evaluations of the effectiveness of risk management, adequacy of controls and compliance with relevant rules and regulations related to the Itaú Unibanco Group’s operations. These evaluations occur periodically, and follow a methodology in compliance with The Institute of Internal Auditors (IIA) standards.

The Internal Audit requires the area being audited to establish action plans for any deficiencies identified, based on deadlines that vary according to risk rating criteria.

Ombudsman

The Itaú Unibanco Client ombudsman focuses on three pillars:

•	Customer service: last resource to resolve clients’ complaints. Clients who are not satisfied with the answers received from previous requests within 30 days are eligible to use this resource.

•	Continuous improvement: root cause analysis, addressing action plans to improve service, products and processes to impact customer satisfaction

•	Compliance with regulatory obligations.

One of the main responsibilities of the Ombudsman’s Office is to receive and respond to complaints received from clients who are not satisfied with answers received from previous requests within the last 30 days. In order to contact us, clients may use the phone number provided on our website, credit cards and bank receipts and/or directly online from our website.

The Ombudsman is also responsible for the governance of all processes related to client complaints through regulators (Central Bank, SUSEP, CVM, etc) and consumer protection bureaus. Processes are subject to regulatory supervision by the agencies. helping ensure adequate solutions to our clients.

Additionally, the Ombudsman works together with all different areas (products, operations, quality assurance and customer service departments) aiming to reduce complaints and improve customer satisfaction while analyzing the root causes of the major complaints and addressing action plans in a timely manner. Our goal is to improve processes and services and guarantee ethics and transparency principles.

The Ombudsman’s Office is also responsible for monitoring and reporting key quality and performance indicators (regarding complaints) to all executives and upper management in strategic management committees.

As part of our strategy to improve consumer relations throughout and reduce complaints, we have established and maintain an open dialogue and close agenda with consumer protection bureaus, regulators and civil entities. This agenda is a strong instrument to help improve customer satisfaction.

Every semester, the Ombudsman’s Office prepares a report regarding the most critical complaints received, which includes case studies and action plans to reduce complaints and improve customer experience. This report is submitted to our management and audit committee, as well as to Central Bank.

The Ombudsman’s Office also participates in the validation process when analyzing and approving new products and services using an institutional General Risk Assessment System, which is managed by our compliance governance model, to help reinforce attention and assure customer focus and needs along the process.

6D.	Employees

We had 96,540 employees on December 31, 2020 compared to 94,881 employees on December 31, 2019.

The following tables show the total number of employees for the years ended December 31, 2020, 2019 and 2018, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31,			Variation
	2020	2019	2018	2020-2019		2019-2018
In Brazil	83,919	81,691	86,801	2,228	2.7%	(5,110)	(5.9)%
Abroad	12,621	13,190	13,534	(569)	(4.3)%	(344)	(2.5)%
Argentina	1,584	1,613	1,692	(29)	(1.8)%	(79)	(4.7)%
Chile	5,340	5,755	5,820	(415)	(7.2)%	(65)	(1.1)%
Colombia	3,098	3,326	3,495	(228)	(6.9)%	(169)	(4.8)%
Uruguay	1,065	1,101	1,117	(36)	(3.3)%	(16)	(1.4)%
Paraguay	975	869	844	106	12.2%	25	3.0%
Europe	209	212	213	(3)	(1.4)%	(1)	(0.5)%
Other	350	314	353	36	11.5%	(39)	(11.0)%
Total	96,540	94,881	100,335	1,659	1.7%	(5,454)	(5.4)%

	As of December 31,			Variation
Employees (by operating unit)	2020	2019	2018	2020-2019		2019-2018
Wholesale	18,730	19,198	19,770	(468)	(2.4)%	(572)	(2.9)%
Retail	58,136	59,434	63,853	(1,298)	(2.2)%	(4,419)	(6.9)%
Technology (1)	10,987	7,223	6,908	3,764	52.1%	315	4.6%
Support Areas (2)	8,687	9,026	9,804	(339)	(3.8)%	(778)	(7.9)%
Total	96,540	94,881	100,335	1,659	1.7%	(5,454)	(5.4)%

(1)	Includes 1,994 ZUP employees in 2020.
(2)	Includes: Human Resources, Legal, Audit, Corporation, Finance, Operations and Risks.

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

From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 829 active employees with roles in the various boards of directories of the representative labor unions. As set forth in the collective labor agreement for bank employees, 470 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles.

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

We are a party to an annual round table consisting of labor unions representing bank, insurance and finance employees professional associations, and employer associations for the collective drafting of agreements that define employee rights and benefits. In the last years, the banking sector has not faced strikes or significant interruptions in its operations.

Notwithstanding the foregoing, we believe that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities.

6E.	Share Ownership

As of December 31, 2020, our Board of Directors and our Board of Officers directly owned an aggregate amount of 0.6168% common shares and 0.7242% preferred shares. Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2020.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Stockholders

Main Stockholders

We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family.

Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2020.

The table below presents information on the persons that, to our knowledge, beneficially own over 5% of our common or preferred shares as of March 31, 2021:

	Common Shares		Preferred Shares		Total
Stockholders	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacőes S.A.	2,564,084,404	51.71%	—	0.00%	2,564,084,404	26.15%
Itaúsa S.A.	1,943,906,577	39.21%	169,323	0.00%	1,944,075,900	19.83%
BlackRock (1)	—	0.00%	349,925,097	7.22%	349,925,097	3.57%
Others	450,299,378	9.08%	4,471,274,660	92.27%	4,921,574,038	50.20%
Subtotal	4,958,290,359	100.00%	4,821,369,080	99.49%	9,779,659,439	99.75%
Treasury stock	—	0.00%	24,475,909	0.51%	24,475,909	0.25%
Total	4,958,290,359	100.00%	4,845,844,989	100.00%	9,804,135,348	100.00%

(1)	Share ownership information provided by stockholder.

Date: 2021, 03.31

ADSs Held in Host Country

As of December 31, 2020, 1,268,460,798 ADSs (26.4% of the total outstanding shares of our preferred shares) were outstanding and held of record by 67 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

IUPAR stockholders’ agreement

Itaúsa and Cia. E. Johnston have a stockholders’ agreement that governs their relationship as controlling stockholders of IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. IUPAR stockholders’ agreement is available on our Investor Relations website.

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

On October 22, 2012, our Board of Directors approved a Transactions with Related Parties Policy, which is reviewed annually. The definition of related party for the purpose of disclosures in financial statements is provided in this Transactions with Related Parties Policy, and includes controlling shareholders and entities controlled by or under common control with, us, as well as the directors and officers of these entities, certain family members of such individuals and any entities controlled directly or indirectly by them. Our Transactions with Related Parties Policy provides that any transaction involving related parties must be carried out at arm’s length, comply with all practices put in place by our management, be executed in writing, and be clearly disclosed in our financial statements according to the materiality criteria provided by accounting standards.

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

Please see “Note 2.3 – Critical Accounting Estimates and Judgments, j) Provisions, Contingencies and Legal Liabilities” to our audited consolidated financial statements for further information and details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes. The following table sets forth our provisions for such contingencies as of December 31, 2020, 2019 and 2018.

Provision	12/31/2020	12/31/2019	12/31/2018
	(In millions of R$)
Civil	3,511	3,633	4,426
Labor	8,015	8,579	6,821
Tax proceedings and legal obligations	6,810	8,266	6,793
Other	1,483	976	573
Total	19,819	21,454	18,613

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

Labor Litigation

In 2020, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which individually significantly impacted our results. The pool of labor claims for our subsidiaries in such period is composed of labor claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2020, there were 56,555 labor claims filed against us.

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

Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for disabled personnel. In the year ended December 31, 2020, we paid approximately R$ 3,126 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance to the agreements signed and to the rulings imposed by labor courts.

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

We classify tax due as legal liability when the legality and / or unconstitutionality of the legislation in force is being challenged. Legal liability taxes are accrued regardless of the likelihood of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the chance of prevailing is probable.

On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that we failed to pay approximately R$11,844.7 million of corporate income tax (IRPJ), plus accrued penalties and interest, and approximately R$6,867.0 million of CSLL, plus accrued penalties and interest, in 2008 fiscal year, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian tax authorities allege that corporate transactions of a different kind should have been used. However, the transaction suggested by the Brazilian tax authorities is not supported in the rules applicable to financial institutions. We defend that the transactions conducted were appropriate and legitimate, having been approved by the involved companies’ management bodies and their respective stockholders, and subsequently sanctioned as well by the relevant regulatory authorities, including the CVM, the Central Bank and CADE. We and our external counsel assess the risk of loss in this tax proceeding as remote. On April, 10, 2017, the Administrative Board of Tax Appeals (CARF), by the Ordinary Instance, issued a favorable decision to us, canceling the tax assessment notice. The Brazilian federal government appealed to the Superior Chamber of CARF. We understand that the CARF decision is final, and there is no possibility of a review. As such, we presented a writ of security to have the final judgment of the administrative proceeding judicially recognized. Our injunction and sentence were favorable. Currently, the writ of security awaits judgment of the Brazilian federal government’s appeal and request for suspension of judgment.

Additionally, relating to the same transaction on November 14, 2013, we received a notice of tax assessment issued on behalf of Itaú Unibanco, charging R$1,439.9 million of corporate income tax (IRPJ) and R$502.6 million of CSLL, plus accrued penalties and interest. We also assess the chance of prevailing in this litigation as remote. We filed a voluntary appeal that was dismissed by CARF and by the Superior Administrative Court of Federal Tax Appeals (CSRF). On September, 2020, a favorable ruling was issued to us. However, the other party has appealed the favorable ruling and we are discussing the case in court.

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

Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss), b) Interest and Similar Expense,” to our audited consolidated financial statements and “Item 4B. Business Overview—Supervision and Regulation—Basel III Framework—Implementation of Basel III in Brazil.”

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

Please refer to Exhibit 2(c) to this annual report for the remaining information relating to our American Depositary Shares.

Brazil		United States
B3—Brasil, Bolsa, Balcão		NYSE
Level 1 ITUB3 Common Shares	Level 1 ITUB4 Preferred Shares	Level 2 ITUB Preferred Shares American Depositary Shares (ADSs)
Shareholders’ rights		ADS holder rights

– Entitle the holder to one vote at our general stockholders’ meetings (one share has one voting right) —the voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares .

– 80% tag-along; and

– Preemptive right in the subscription of new shares in any capital increase

– Priority to receive mandatory dividends, in the amount of R$0.022 per share;

– 80% tag-along;

– Preemptive right in the subscription of new shares in any capital increase;

– Voting right when the company fails to pay fixed, or minimum, dividends, for the period provided in the company’s Bylaws, which may never exceed three consecutive fiscal years, until the dividends are paid; and

– The creation of a new class of shares with priority over preferred shares, as well as any change in preference or in right associated with preferred shares, must be approved by at least 50% of common shares and also approved by stockholders representing the majority of preferred shares in a special general meeting.

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

To become a “Level 1” company, like us, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that shares that represent at least 25.0% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its Board of Directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders agreement and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

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

The following timeline illustrates the main Corporate Governance practices adopted over recent years:

1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
Itaú
2000
Corporate Code of Ethics
Independent Fiscal Council
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMEC's meetings and roadshows
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2008
Corporate Governance Policy
2008
Itaú
Merger
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
1999
APIMEC's meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
UNIBANCO
2003
Election of Independent Members
1997
Level III ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
2013
Related Party Committee
2015
Inclusion in the Sustainability Vigeo EIRIS Index - Emerging 70
New Management Structure of Itaú Unibanco Holding
2010
Partners and Associates Program
2012
Digital Assembly
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee

Highlights

2018

- XP Investimentos (XP)

CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares.

- 21 years on the NYSE.
- 50% stock split

with a 50% increase in dividends paid monthly.

- Encouraging diversity and new Vou Como Sou dress code.
- General Data Protection Law as a Priority for Itaú Unibanco.
- 10 years of merger between Itaú and Unibanco.
- The Bylaws

Inclusion in the bylaws of the obligation that the majority of the members of the Board of Directors must be non-executive members and at least one third must be independent members.

2019

- The creation of the Social Responsibility Committee

Approved on January 31, 2019.

2020

- Disclosure of the Management Members' Compensation Policy.

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

It is composed of 3 to 5 members elected annually by our stockholders, one of whom by minority preferred stockholders.
Board of Directors	It is responsible for establishing our general business guidelines, including for our subsidiaries, and holds ordinary meetings eight times per year and extraordinary meetings when necessary.

It is composed of 12 members, all non-executive, and of whom 6 are deemed independent (50%). The turnover of the Board members is carried out in accordance with our bylaws, which provide for the ineligibility of persons who have reached the age of 70. Members are elected annually by our stockholders.

Board of Officers	It implements the guidelines proposed by the Board of Directors. Officers manage our daily business activities, ensuring the best allocation and management funds to accomplish the goals we have set.

It is composed of 5 to 30 members, including Chief Executive Officer and Officers, in conformity with the guidelines established by the Board of Directors for filling these positions. Members are elected annually by the Board of Directors. Each member elected to our Board of Officers must be approved by the Central Bank. According to Brazilian law, an acting officer retains their position until they are reelected or a successor takes office.

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

It is composed of:

Members of the Board of Directors.

Members of the Board of Officers of Itaú Unibanco Holding or any other Itaú Unibanco Group company.

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

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime,” which is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. A list of current privileged tax jurisdictions has been published on Normative Instruction 1,037 and, currently, withholding rates for Non-Resident Holders resident or domiciled in privileged tax regimes are the same applicable for Non-Resident Holders non domiciled in tax haven jurisdictions.

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

Income Tax for Non-Resident Holders

Law No. 13,259 enacted on March 16, 2016 increased the flat 15% rate of the income tax levied on capital gains derived by individuals, certain corporations and foreign investors (individuals and corporations) as a result of the disposal of assets and rights in general exceeding R$5 million, by adopting a system of progressive rates that may reach a 22.5% tax rate (for positive results exceeding R$30 million). Since capital gains arising from transactions executed through a securities exchange are subject to specific tax rules, which are not included under the scope of Law No. 13,259, it is possible to sustain the position that the provisions of this rule should not apply to such transactions, applying a fixed rate of 15%. This rule applies since January 1, 2017. If the stockholder is a resident of or domiciled in a tax haven jurisdiction, the capital gains are subject to the withholding income tax at a 25% rate, while gains arising from transactions executed through a securities exchange are subject to a 15% withholding income tax.

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

Non-Resident Holders that are resident or domiciled in tax haven jurisdictions may be subject to capital gain tax at a 25% rate on sale or transfer of shares outside of the financial and capital markets upon such a conversion or 15% if the sale or transfer of shares is carried on the financial and capital markets.On the other hand, when Non-Resident Holders that are not resident or domiciled in tax haven jurisdictions deposit preferred shares registered according to CMN Resolution No. 4,373/14 in exchange for ADSs, such deposit should not be subject to capital gain tax.

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

The acquisition of ADSs and preferred shares currently are not subject to IOF/Exchange. We stress that that IOF/Exchange may change via Presidential Decree, with immediate effects.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of section 1,221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt entities, certain former citizens or residents of the United States, U.S. Holders that hold our preferred shares or ADSs as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, U.S. Holders that mark their securities to market for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares or U.S. Holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any U.S. state, local or non-U.S. tax considerations or any U.S. estate, gift or alternative minimum tax considerations.

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

Governance

The credit risk management structure is based on principles described in the internal Policy for Credit Risk Management and Control:

•

To follow the guidelines established by the Board of Directors, as well as to provide information for the Board to monitor the strategies and policies related to credit risk, so that there is a clear understanding of the tolerance for risk and the level of profitability that the institution expects to achieve for incurring the various credit risks;

•

Ensure that policies and strategies for credit risk management are clearly defined, establishing operating limits, risk mitigation mechanisms, and procedures designed to maintain credit risk exposure in line with our risk appetite;

•

Establish processes and instruments to measure, monitor and control risk, which allow quantifying the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment;

•

To promote the continuous monitoring of our portfolio and the policies and strategies adopted, reporting to the executive board any indications of deterioration in the quality of operations and any exceptions to the established rules; and

•	To ensure the compliance of operations and controls with the rules and legislation in force in each country.

Procedures and Key Indicators

The key assignments of the business units are (i) monitoring the portfolios under their responsibility, (ii) granting credit, considering approval levels, market conditions, macroeconomic prospects, changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

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

•

Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 187 contingency dedicated seats that are fully equipped to meet the needs of critical business units with some technical dependency and the major part are performed from remote work (home office) in emergency situations;

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

Our Corporate Business Continuity Policy is available on our Investor Relations website.

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

Consolidaded VaR (Historical Simulation approach)(1)	Average	Minimum	Maximum	December 31, 2020	Average	Minimum	Maximum	December 31, 2019
	(In millions of R$)
Group of Risk Factor
Interest rate	614	292	1,961	431	816	652	960	813
Currencies	20	9	71	24	28	11	59	11
Equities	23	9	49	30	30	14	57	29
Commodities	2	1	4	1	2	1	5	1
Diversification effect (2)				(263)				(576)

Total	282	166	763	223	334	209	472	278

(1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
(2)	Reduction of risk due to the combination of all risk factors.

As of December 31, 2020, our average global VaR (Historical Simulation) was R$282 million, or 0.2% of our consolidated stockholders’ equity as of December 31, 2020, compared to our average global VaR (Historical Simulation) of R$334 million as of December 31, 2019 or 0.2% of our consolidated stockholders’ equity as of December 31, 2019.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$42.0 million as of December 31, 2020, compared to R$44.0 million as of December 31, 2019 and to R$48.4 million as of December 31, 2018.

Trading Book VaR(1)	Average	Minimum	Maximum	December 31, 2020	Average	Minimum	Maximum	December 31, 2019
	(In millions of R$)
Group of Risk Factor
Interest rate	38.0	12.3	146.6	20.7	25.1	11.6	43.8	34.5
Currencies	14.5	6.0	61.4	14.5	21.1	6.4	48.4	6.4
Equities	19.7	5.8	61.4	15.4	21.8	6.0	47.0	14.4
Commodities	1.8	0.7	5.8	1.1	1.9	0.5	6.1	1.0
Diversification effect (2)				(8.2)				(12.9)

Total	42.0	20.9	138.2	43.5	44.0	25.2	84.9	43.4

(1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
(2)	Reduction of risk due to the combination of all risk factors.

Other Risks

Business and Strategy Risk

We define the business and strategy risk as the risk of a negative impact on our financial results or capital as a consequence of faulty strategic planning, making adverse strategic decisions, and our inability to implement the proper strategic plans and/or changes in its business environment.

We have implemented many mechanisms to ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the establishment of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, we have governance and processes that involve the Risks and Finance Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Regulatory or Compliance Risk

We consider regulatory or compliance risk as the risk associated with any financial losses or damage to reputation, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to our activities.

The regulatory or compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as integrity and ethics; and (vi) to report regulatory issues in operational and compliance risk forums, according to the structure of committees established in internal policies.

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

Model Risk

Model risk is the risk that arises from the incorrect development or maintenance of models, such as mistaken assumptions and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, we have improved our governance in relation to the development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks.

Contagion Risk

Contagion Risk is the possibility of losses occurring for entities that are part of the Itaú Unibanco Group as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

We have a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of contagion risk governance: related party audiences, mainly composed of controllers, controlled and related entities (as defined in Central Bank Resolution No. 4,693/18), and investments in non-consolidated entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by us and third parties to whom we distribute products.

Cybersecurity Management and Processes

We consider cybersecurity and information security at the highest strategic level. Our Information Security department contributes to the security pillar by handling information and data. The purpose of this department is to safeguard our data and that of our clients and preserve the integrity, availability, and confidentiality of information, thus mitigating financial losses and reputational risk. Our cybersecurity information strategy is designed to prevent security incidents, minimize unavailability, protect integrity and prevent data leakage. It is based on strict control processes aimed at preventing, detecting, and immediately responding to attacks and attempts to hack our infrastructure, thus ensuring the security risk is managed and a safe foundation is built for an increasingly digital future.

The information security strategy has been developed considering the global scenario, regulations and best practices and standards, in order to focus on establishing data protection for our customers. Our organization also maintains an effective security governance through executive committees and a set of information security policies.

Our infrastructure defenses are structured to protect our organization against external and internal attacks, with tools such as network behavioral analysis, intrusion prevention systems (IPS), firewalls, antiviruses and antispam systems.

In order to reach this purpose, we use the strategy of protecting an expanded perimeter. Under this concept, information must be protected regardless of where it is located, within the bank infrastructure, in a cloud provider, at a third party or a foreign unit. This strategy also considers the entire information lifecycle, from collection to processing, transmission, storage, analysis and destruction.

We have a specialized monitoring team, capable of identifying potential threats and establishing an active and effective defense (SOC — Security Operational Centers). Additionally, we have a cyber-intelligence team working to identify threats and manage any necessary counter measures.

In order to be successful in our information security defense strategy, we consider the culture of security as the basis to improve our information security program as well as the investment in awareness campaigns for employees and customers, so they remain prepared to identify and address inherent risks and threats.

Environmental and Social Risk

We understand environmental and social risk as the possibility of losses resulting from events of environmental and/or social origin related to the activities developed by us. Environmental and social risk mitigation actions are carried out through mapping of processes, risks and controls, monitoring of new rules related to the theme and recording of occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, monitoring and reporting of the assessed risks complement the management of this risk at Itaú Unibanco. Governance for climate-related risks is embedded into our existing governance structure and is complementary to governance of our sustainability strategy.

Our Sustainability and Social Environmental Responsibility Policy (PRSA) is available on our Investor Relations website.

Environmental and social risk management is carried out by our business areas (i.e. first line of defense), which carry out the management in their daily activities, following the guidelines of PRSA, specific manuals and procedures, with specialized support and evaluation by dedicated technical teams located in the Corporate Compliance, Credit Risk and Modeling and Institutional Legal teams, which act in an integrated manner in the management of all dimensions of Social and Environment Risk linked to the activities of the conglomerate. As an example of specific guidelines for the management of this risk, the governance for approval of new products and services applicable to our business units include environmental and social risk in their assessment, ensuring compliance with this requirement in the process of approving new products as well as with specific environmental and social processes applicable to our operations (equity, branch infrastructure and technology), suppliers, credit, investments and key subsidiaries. The second line of defense, in turn, is represented by Credit and Modeling Risk, by Internal Controls, and by Compliance, through the Corporate Social and Environmental Risk Management, which supports and guarantees the governance of the activities of the first line. The third line of defense, composed of Internal Audit, acts independently, carrying out the mapping and assessment of risk management, controls and governance. The governance of Environmental and Social Risk also counts on the Environmental and Social Committee, whose main role is to evaluate and deliberate on institutional and strategic matters, as well as deliberate on products, operations, services, among others that involve the theme of environmental and social risk, including Climate Risk as climate change also poses relevant risks for the whole financial system.

Climate risks encompass both physical risks, arising from changes in climate patterns such as rainfalls and temperature rise and extreme weather events; and transition risks arising from economic shifts occurred as a consequence of climate action such as carbon pricing, climate regulation, market risks and reputation risks. Given its relevance, climate risk has become one of our main priorities: we have supported the TCFD since 2017 and we are committed to implementing its recommendations by 2022. With this objective we are strengthening our climate risk governance and strategy and developing tools and methodologies to assess and manage climate risks.

Given the growing importance of an integrated approach for environmental and social risk management, in 2019, we increased our governance creating a new structure under the Compliance department: the Corporate Environmental and Social Risk Management unit. Such area has the mandate to strengthen the environmental and social risk governance, counsel on related matters, and to lead integrated reports to the high management.

We consistently pursue to evolve in environmental and social risk management, always attentive to challenges including those arising from regulations and from a changing stakeholders’ expectations. We have assumed and incorporated several national and international voluntary commitments into our governance aiming at continuously improving our integrated environmental and social risk management. We have committed with the Principles for Responsible Investment (PRI), Principles for Responsible Banking (PRB), the Charter for Human Rights – Ethos, Equator Principles (EP), Global Impact, Carbon Disclosure Project (CDP), Brazilian GHG Protocol Program, National Pact for Eradicating Slave Labor (Pacto Nacional para Erradicação do Trabalho Escravo), among others. Our efforts to increase knowledge and governance of environmental and social risk have been recognized in Brazil and abroad, as shown by our recurring presence in sustainability indexes, such as Dow Jones Sustainability Index, Euronext Vigeo – Emerging 70, and in B3’s Corporate Sustainability Index, as well as numerous prizes and recognitions which we have been awarded.

Country Risk

Country risk is the risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of political, economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.

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

In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes the following pillars:

•	Policies and Procedures;

•	Customer Identification Process;

•	Know Your Customer—KYC;

•	Know Your Partner—KYP;

•	Know Your Supplier—KYS;

•	Know Your Employee—KYE;

•	Evaluation of New Products and Services;

•	Sanctions Compliance;

•	Monitoring, Selection and Analysis pf Suspicious Operations or Situations;

•	Reporting Suspicious Transactions to Regulators and Authorities; and

•	Training.

This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk Committees, Risks and Capital Management Committee and the Anti-Money Laundering Committee.

Please refer to “Item 4B. Business Overview – Supervision and Regulation – Anti-Money Laundering Regulations” for further details about money laundering regulation.

Our Illicit Acts Prevention and Combat Corporate Policy is available on our Investors Relation website.

Politically Exposed Persons (PEPs)

Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities.

As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk-based approach. We require a higher level of approval prior to establishing any relationship with a PEP.

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

Our ADSs are issued by BNY Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of April 3, 2009, and as of August 17, 2018, effective as of August 27, 2018 and post-effective as of January 13, 2020, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

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

In 2020, we received from the depositary US$35.26 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

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

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2020.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent all or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm.

Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 30, 2021, on the effectiveness of our internal control over financial reporting as of December 31, 2020 is presented with our consolidated financial statements.

Please refer to our audited consolidated financial statements for further details about our independent auditor’s report.

Changes in Internal Control Over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2020 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16A.	Audit Committee Financial Expert

As of December 31, 2020, our Board of Directors had designated Mr. Diego Fresco Gutierrez as our audit committee financial expert that meets the requirements set forth by the SEC, the NYSE and the Central Bank. On April 29, 2021 at the Meeting of the Board of Directors, Ricardo Baldin was elected as a member of the Audit Committee and designated as our audit committee financial expert. This election is subject to the approval of the Central Bank. Our audit committee financial expert along with the other members of our audit committee are independent pursuant to CMN Resolution No. 3,198, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate. For more information on our Audit Committee, see “Item 6A. Board Practices—Audit Committee.”

16B.	Code of Ethics

We consider ethics to be an essential value for our reputation and longevity. We, including all of our employees, are subject to our Code of Ethics. We report each year under this Item 16B of our annual report on Form 20-F any waivers of the Code of Ethics, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. In 2020 we did not grant any such waivers. The Code of Ethics governs all relations between companies in our corporate group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society).

A copy of the Code of Ethics is available on our Investors Relations website.

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

Fees and Services of the Principal Auditor

The following table sets forth the total amount charged by PwC by category for services provided in the years ended December 31, 2020 and 2019:

	(In thousands of R$)
Fees	2020	% Approved by the Audit Committee	2019	% Approved by the Audit Committee
Audit Fees	66,631	100.0	62,125	100.0
Audit-Related Fees	4,896	100.0	3,635	100.0
Tax Fees	541	100.0	635	100.0
All Other Fees	88	100.0	285	100.0
Total	72,156		66,680

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

Audit-related fees:

For independent assurance on system implementation controls by a subsidiary; on internal controls, including certain services provided to customers; on our sustainability report, MD&A, Integrated Report and Consolidated Annual Report; on certain agreements signed with regulatory authorities and on compliance with financial covenants. Independent opinions on the book value of assets / liabilities transferred on internal reorganizations. Agreed upon procedures on the balance sheets and on profit share calculation on certain businesses.

Tax fees: For review of tax authorities’ inquiries, review of the calculation and payments of taxes and review of compliance with certain tax regulations.

Other fees:

For training, use of surveys and technical materials, reviews on assessment of new accounting standards, review of valuation methods for certain derivatives and independent review of the financial and prudential information reporting processes.

16D.	Exemptions from the Listing Standards for Audit Committees

Under the audit committee rules of the NYSE and the SEC, listed companies must comply with Rule 10A-3 of the Exchange Act (Listing Standards Relating to Audit Committees). Rule 10A-3 requires that listed companies establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the general exemption for audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Exchange Act.

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

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our Policy for Trading Itaú Unibanco Holding S.A. Securities available on our Investor Relations website. We disclose to the market the transactions carried out with our own shares by our Treasury department through “Announcements to the Market” on a monthly basis, as well as the other disclosure requirements imposed by the Brazilian securities regulation and the SEC.

The repurchase program initially effective in 2020 was approved by our Board of Directors on May 30, 2019 with limits of 15.0 million common shares and 75.0 million preferred shares, without reducing our capital stock.

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

Period(l)	(a) Total number of preferred shares purchased (2)	(b) Average price paid per preferred share(2)(3)	(c) Total number of preferred shares purchased as part of publicly announced plans or programs(2)	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs	(e) Total number of common shares purchased	(f) Average price paid per common share	(g) Total number of common shares purchased as part of publicly announced plans or programs	(h) Maximum number of common shares that may yet be purchased under the plans or programs
01/02 to 01/31/2020	—	—	—	75,000,000	—	—	—	15,000,000
02/03 to 02/28/2020	—	—	—	75,000,000	—	—	—	15,000,000
03/02 to 03/31/2020	—	—	—	75,000,000	—	—	—	15,000,000
04/01 to 04/30/2020	—	—	—	75,000,000	—	—	—	15,000,000
05/02 to 05/29/2020	—	—	—	75,000,000	—	—	—	15,000,000
06/01 to 06/30/2020	—	—	—	75,000,000	—	—	—	15,000,000
07/01 to 07/31/2020	—	—	—	75,000,000	—	—	—	15,000,000
08/03 to 08/31/2020	—	—	—	75,000,000	—	—	—	15,000,000
09/01 to 09/30/2020	—	—	—	75,000,000	—	—	—	15,000,000
10/01 to 10/30/2020	—	—	—	75,000,000	—	—	—	15,000,000
11/03 to 11/30/2020	—	—	—	75,000,000	—	—	—	15,000,000
12/01 to 12/31/2020	—	—	—	—	—	—	—	—

(1)	On May 30, 2019 our Board of Directors approved the purchase of up to 15.0 million common shares and 75.0 million preferred shares, ending on November 30, 2020.
(2)	Includes brokerage costs.

16F.	Change in Registrant’s Certifying Accountant

Not applicable.

16G.	Corporate Governance

Our ADSs are registered on the NYSE in the US as a foreign private issuer. As a result, NYSE allows us to comply with certain corporate governance requirements established by applicable Brazilian legislation, rather than those set forth in the NYSE corporate governance listing rules applicable to US companies with securities traded on that exchange.

The following is a description of the main differences between our corporate governance practices and those required for US publicly traded companies.

NYSE REQUIREMENTS	OUR PRACTICES

Independent members of the Board of Directors

Companies listed on the NYSE must have a majority of independent members on their Board of Directors (as defined in applicable rules). However, controlled listed companies (companies with more than 50% of capital held by an individual, group or another company), do not need to comply with this requirement and are exempt from the rule.	Even though we fall under the exception to the NYSE’s rule and there is no similar requirement under Brazilian law, our Board of Directors has six directors considered independent pursuant to the criteria established in our Corporate Governance Policy. The criteria we use to determine independence are also different from those adopted by the NYSE.

Executive Sessions

Non-executive members of the Board of Directors should meet at regularly scheduled executive sessions without the presence of directors who are also officers of the company	All members of our Board of Directors are currently non-executive.

Nomination and Corporate Governance Committee

Companies listed on the NYSE should have a nomination and corporate governance committee entirely comprised of independent directors and governed by charters on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.	We have a Nomination and Corporate Governance Committee responsible for encouraging and overseeing the discussion of the company’s governance-related matters. All members of our Nomination and Corporate Governance Committee are non-executive, and two of them are independent, in accordance with our Corporate Governance Policy.

Compensation Committee

Companies listed on the NYSE have a compensation committee composed of independent directors and governed by charters on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of voting capital is held by an individual, a group or another company, such as in our case, are not required to comply with such requirements.	CVM rules do not require publicly-listed companies to have a compensation committee. Nonetheless, Brazilian banking regulation requires that we have a compensation committee. In compliance with this regulation, our Compensation Committee reports to the Board of Directors and the members of this committee are not required to be independent. However, currently two out of five members of our Compensation Committee are considered independent under our Corporate Governance Policy, and one is not a member of management.

Audit Committee

Companies listed on the NYSE are required to have an audit committee that: (i) is composed of at least three independent members who are financially literate; (ii) complies with SEC rules on audit committees of companies registered with the NYSE; (iii) has at least one member who has accounting of financial management expertise; and (iv) is governed by a charter that expressly sets out the purpose and responsibilities of the committee and establishes annual performance evaluations.	CMN regulates independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, in accordance with the independence criteria set forth in these rules. Our Audit Committee, that was established on April 28, 2004, meets the applicable Brazilian legal requirements, is elected annually by the Board of Directors and composed of professionals with proven technical qualifications compatible with this Committee’s responsibilities. Under SEC rules, we are not required to have an Audit Committee established or operating in accordance with NYSE rules if we meet some specified SEC requirements. We believe that our Audit Committee meets the requirements of Rule 10A-3(c)(3) under the Exchange Act and is able to act independently when performing its duties. To the extent permitted by Brazilian legislation, our Audit Committee performs all functions required to be performed by an audit committee by Rule 10A-3 under the Exchange Act.

Stockholders’ approval of management members’ compensation and stock options plans

Stockholders have the opportunity to vote on all stock-based compensation plans and significant amendments thereto, as well as on significant increases in the number of shares available to the plan, with a few exceptions	Brazilian legislation sets forth a similar requirement, as it establishes the need for approval to the aggregate annual compensation of management members (including shares) at the General Stockholders’ Meeting.

Corporate Governance Code

Companies listed on NYSE are required to adopt and disclose their corporate governance guidance.

We have a Corporate Governance Policy that consolidates the corporate governance principles and practices we adopt. We believe these principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, as we have voluntarily adhered to B3’s Level 1 of Corporate Governance and have granted tag-along rights to all stockholders, regardless of their voting rights. In 2020, we disclosed the Brazilian Corporate Governance Code, in accordance with CVM Instruction No. 480/09, and we have complied or partially complied with 96.29%

of the 54 practices recommended.

Code of Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the provisions of the code of ethics for directors or executive officers.	Brazilian legislation has no similar requirement. However, we have a Code of Ethics that, among other matters, governs the conduct of all members of the Board of Directors, officers and employees of the Itaú Unibanco Group, detailing the principles that guide our attitudes and practices.

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

Glossary

A

•	ABECS – Associação Brasileira de Empresas de Cartões de Crédito e Serviços (Brazilian Association of Credit Cards and Services Companies)

•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Public Companies)

•	ADS – American Depositary Shares

•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association)

•	ANS – Agência Nacional de Saúde Suplementar (National Regulatory Agency for Private Health Insurance and Plans)

•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)

•	ATM – Automated Teller Machine

B

•	B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Exchange and OTC, formerly BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A.)

•	Banco Itaú Argentina – Banco Itaú Argentina S.A

•	Banco Itaú Chile – Banco Itaú Chile S.A.

•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A

•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A

•	BCBS – Basel Committee on Banking Supervision

•	BIS – Bank for International Settlements

•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank)

•	BNY Mellon – The Bank of New York Mellon

•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)

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

•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)

•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)

•	COSO – Committee of Sponsoring Organizations of the Treadway Commission

•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)

•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)

•	CSB – Client Service Branches

•	CSC – Superior Credit Committee

•	CSCCA – Superior Wholesale Credit and Collection Committee

•	CSCCV – Superior Retail Credit and Collection Committee

•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Profits)

•	CSP – Superior Products Committee

•	CSRML – Superior Market Risk and Liquidity Committee

•	CSRO – Superior Operational Risk Management Committee

•	CTAM – Model Assessment Technical Committee

•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

D

•	DJSI – Dow Jones Sustainability Index

F

•	FATF – Financial Action Task Force

•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)

•	Fed – U.S. Federal Reserve System

•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

•	FINAME – Agência Especial de Financiamento Industrial (Special Agency for Industrial Financing)

I

•	IASB – International Accounting Standards Board

•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil)

•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)

•	ICAAP – Internal Capital Adequacy Assessment Process

•	IFRS – International Financial Reporting Standards

•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)

•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)

•	IRS – U.S. Internal Revenue Service

•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)

•	ISS – Imposto sobre Serviços (Service Tax)

•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera

•	Itau BBA International – Itau BBA International plc

•	Itaucard – Banco Itaucard S.A.

•	Itaú Europe – Itaú BBA Europe S.A.

•	Itaú Holding Financeira – Itaú Holding Financeira S.A.

•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates

•	Itaúsa – Itaú Investimentos S.A.

•	IUPAR – Itaú Unibanco Participações S.A.

K

•	KYC – Know Your Customer

•	KYP – Know Your Partner

•	KYS – Know Your Supplier

•	KYE – Know Your Employee

L

•	LCR – Liquidity Coverage Ratio

N

•	NSFR – Net Stable Funding Ratio

•	NYSE – New York Stock Exchange

P

•	PEP – Politically Exposed Person

•	PFIC – Passive Foreign Investment Company

•	PIS – Programa de Integração Social (Social Integration Program)

•	PwC – PricewaterhouseCoopers Auditores Independentes

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)

S

•	SEC – U.S. Securities and Exchange Commission

•	SELIC – Sistema Especial de Liquidação e Custódia (Special Clearing and Settlement System)

•	SOX – The Sarbanes-Oxley Act of 2002

•	STF – Superior Tribunal Federal (Brazilian Federal Supreme Court)

•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)

•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

•	TR – Taxa Referencial (Brazilian Reference Interest Rate)

U

•	Unibanco – União de Bancos Brasileiros S.A.

V

•	VaR – Value at Risk

ITEM 19.	EXHIBITS

No.	Description

1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation) (incorporated by reference to our Report on Form 6-K filed on August 7, 2018 (Commission File No. 001-15276)).

2(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 Post-effective amendments for immediately effective filing January 6, 2020 (Commission File No. 333- 191758)).

2(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.

2(c)	Description of Securities Registered Under Section 12 of the Exchange Act.

4 (a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa—Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation) (incorporated by reference to our Annual Report on Form 20-F/A filed on May 17, 2010 (Commission File No. 001-15276)).

4(b)	Plan for Granting Stock Options (incorporated by reference to our Report on Form 6-K furnished to the Commission on May 12, 2015 (Commission File No.: 001-15276)).

4(c)	Stock Grant Plan (incorporated by reference to our Report on Form 6-K furnished to the Commission on May 02, 2017 (Commission File No.: 001-15276)).

8.1	List of subsidiaries (incorporated by reference to “Note 2.4—Summary of Main Accounting Practices, item a) Consolidation, I. Subsidiaries” to our audited Consolidated financial statements included in this Annual Report on Form 20-F).

11.1	Code of Ethics (unofficial English translation) (incorporated by reference to our Report on Form 6-K filed with the Commission on February 11, 2020 (Commission File No.: 001-15276)).

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Extension Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Milton Maluhy Filho
	Name:	Milton Maluhy Filho
	Title:	Chief Executive Officer

By:	/s/ Alexsandro Broedel Lopes
	Name:	Alexsandro Broedel Lopes
	Title:	Chief Financial Officer

Dated: April 30, 2021

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Itaú Unibanco Holding S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Measurement of the provision for expected credit loss of loan and lease operations

As described in Notes 2.3(f), 10 and 33(a) to the consolidated financial statements, the measurement of the provision for expected credit loss of loan and lease operations involves management’s judgment in the application of methodologies and assumptions, especially during 2020 as a result of the COVID-19

Itaú Unibanco Holding S.A.

pandemic, including term to maturity, prospective information and probability weighted loss scenarios. At December 31, 2020, the provision for expected credit loss of loan and lease operations was BRL 48,322 million on a total loan and lease operations portfolio of BRL 714,104 million.

The principal considerations for our determination that performing procedures relating to the measurement of the provision for expected credit loss of loan and lease operations is a critical audit matter are (i) the was significant judgment used by management in determining the appropriate methodologies and assumptions used, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the methodologies and assumptions used, (ii) the significant judgment in evaluating audit evidence obtained relating to the methodologies and assumptions; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included: i) testing the effectiveness of controls related to management’s measurement of the provision for expected credit loss of loan and lease operations, which included controls over the methodologies and assumptions used; ii) testing of the reasonableness of significant assumptions and data inputs used in the calculation of the provision for expected loss, including management´s approval and validation process; and iii) evaluating the disclosures in the financial statements in relation to the measurement of the provision for expected credit loss.

Valuation of financial assets not actively traded in the market

As described in Notes 2.3(b), and 28 to the consolidated financial statements, the valuation of financial assets not actively traded in the market is calculated using valuation techniques that use assumptions such as historical data, information on similar transactions and pricing techniques derived from market information or internally developed models when no pricing information in active market is available. At December 31, 2020, the Company had total financial assets measured at fair value of BRL 499,013 million, of which BRL 6,769 million is represented by Level 2 shares and Level 3 real estate receivables certificates and debentures not actively traded in the market.

The principal considerations for our determination that performing procedures relating to these financial assets not actively traded in the market is a critical audit matter due to the significant judgments applied by management in choosing the pricing techniques and the assumptions to determine the fair value of not actively traded financial assets. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures, including the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included: i) evaluating the appropriateness of the valuation techniques used for these financial assets at fair value not actively traded in the market and the significant assumptions used by management, by comparing them with independent methodologies and assumptions; ii) testing the effectiveness of controls in relation to valuation techniques, including the relevant inputs and data to these controls; iii) calculating with the assistance of professionals with specialized skills and knowledge, an independent estimate of fair value for a sample of certain financial instruments and comparing management’s estimate with the

Itaú Unibanco Holding S.A.

independently developed estimate of fair value; iv) evaluating disclosures in the financial statements in relation to the valuation of financial assets.

Provision for litigations

As described in Notes 2.3(j), 2.4.(n) and 29 to the consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. The Company’s consolidated provisions for pending litigations related to civil, labor, tax and legal obligations was BRL 18,336 million at December 31, 2020. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

The principal consideration for our determination that performing procedures relating to the provision for litigations is a critical audit matter is there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the design and the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, disclosing the provision for litigations, and the completeness and the accuracy of the data used. Our procedures also included testing the models used to quantify judicial proceedings of civil and labor natures considered on a collective basis and performing, on a sample basis, external confirmation procedures with lawyers responsible for the proceedings.

/s / PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

April 30, 2021

We have served as the Company’s auditor since 2001.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2020	12/31/2019
Cash		46,224	30,367
Financial Assets		1,851,322	1,501,481
At Amortized Cost		1,275,799	1,101,892
Compulsory deposits in the Central Bank of Brazil		90,059	91,248
Interbank deposits	4	55,685	34,583
Securities purchased under agreements to resell	4	239,943	198,428
Securities	9	129,804	133,119
Loan and lease operations	10	714,104	585,791
Other financial assets	18a	93,255	94,752
(-) Provision for Expected Loss	4, 9 and 10	(47,051)	(36,029)
At Fair Value Through Other Comprehensive Income		109,942	76,660
Securities	8	109,942	76,660
At Fair Value Through Profit or Loss		465,581	322,929
Securities	5	389,071	281,075
Derivatives	6 and 7	76,504	41,854
Other financial assets	18a	6	—
Investments in associates and joint ventures	11	15,570	15,097
Fixed assets, net	13	6,937	7,166
Goodwill and Intangible assets, net	14	17,330	19,719
Tax assets		66,095	48,960
Income tax and social contribution - current		3,547	1,644
Income tax and social contribution - deferred	24b	56,583	38,914
Other		5,965	8,402
Other assets	18a	15,773	14,691

Total assets		2,019,251	1,637,481

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-6

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders’ equity	Note	12/31/2020	12/31/2019
Financial Liabilities		1,579,686	1,211,999
At Amortized Cost		1,495,641	1,159,830
Deposits	15	809,010	507,060
Securities sold under repurchase agreements	17a	273,364	256,583
Interbank market funds	17b	156,035	174,862
Institutional market funds	17c	138,308	104,244
Other financial liabilities	18b	118,924	117,081
At Fair Value Through Profit or Loss		79,653	48,029
Derivatives	6 and 7	79,505	47,828
Structured notes	16	143	201
Other financial liabilities	18b	5	—
Provision for Expected Loss	10	4,392	4,140
Loan commitments		3,485	3,303
Financial guarantees		907	837
Provision for insurance and private pensions	27c	221,000	218,334
Provisions	29	19,819	21,454
Tax liabilities	24c	5,710	7,891
Income tax and social contribution—current		2,878	3,997
Income tax and social contribution—deferred	24b	421	1,058
Other		2,411	2,836
Other liabilities	18b	38,511	28,338
Total liabilities		1,864,726	1,488,016
Capital	19a	97,148	97,148
Treasury shares	19a	(907)	(1,274)
Additional paid-in capital	19c	2,519	2,175
Appropriated reserves	19c	17,228	12,948
Unappropriated reserves	19c	29,926	29,878
Other comprehensive income		(2,921)	(3,950)
Total stockholders’ equity attributed to the owners of the parent company		142,993	136,925
Non-controlling interests	19d	11,532	12,540
Total stockholders’ equity		154,525	149,465

Total liabilities and stockholders’ equity		2,019,251	1,637,481

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-7

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Operating Revenues		100,199	117,079	104,200
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	113,262	117,523	110,324
Interest, similar income and dividend of financial assets at fair value through profit or loss		15,716	22,760	22,853
Interest and similar expenses	21b	(73,558)	(75,958)	(70,612)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	(8,056)	4,098	(4,834)
Foreign exchange results and exchange variations in foreign transactions		2,689	927	2,974
Commissions and Banking Fees	22	38,557	39,032	36,809
Income from insurance and private pension operations before claim and selling expenses		4,488	4,553	3,961
Revenues from insurance premiuns and private pensions		14,804	19,624	24,097
Change in provision for insurance and private pension		(10,316)	(15,071)	(20,136)
Other income	3	7,101	4,144	2,725
Expected Loss from Financial Assets and Claims		(25,980)	(18,567)	(10,182)
Expected Loss with Loan and Lease Operations	10c	(24,452)	(18,298)	(10,587)
Expected Loss with Other Financial Asset, net		(174)	1,026	1,633
(Expenses) / Recovery of claims		(1,354)	(1,295)	(1,228)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		74,219	98,512	94,018
Other operating income (expenses)		(68,989)	(67,269)	(63,410)
General and administrative expenses	23	(64,207)	(61,012)	(57,538)
Tax expenses		(6,181)	(7,572)	(6,619)
Share of profit or (loss) in associates and joint ventures	11	1,399	1,315	747
Income / (loss) before income tax and social contribution		5,230	31,243	30,608
Current income tax and social contribution	24a	(8,655)	(9,092)	(2,564)
Deferred income tax and social contribution	24a	18,489	5,662	(2,405)
Net income / (loss)		15,064	27,813	25,639
Net income attributable to owners of the parent company	25	18,896	27,113	24,907
Net income / (loss) attributable to non-controlling interests	19d	(3,832)	700	732
Earnings per share - basic	25
Common		1.94	2.78	2.56
Preferred		1.94	2.78	2.56
Earnings per share - diluted	25
Common		1.93	2.77	2.55
Preferred		1.93	2.77	2.55
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,801,324,161	4,781,855,588	4,759,872,085
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,843,233,835	4,826,925,107	4,815,473,777

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-8

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Net income		15,064	27,813	25,639
Financial assets at fair value through other comprehensive income		148	1,810	(166)
Change in fair value		1,214	2,883	(576)
Tax effect		(457)	(696)	270
(Gains) / losses transferred to income statement	21c	(1,107)	(628)	254
Tax effect		498	251	(114)
Hedge		(3,557)	(16)	(1,135)
Cash flow hedge	7	499	(56)	(81)
Change in fair value		947	(191)	(256)
Tax effect		(448)	135	175
Hedge of net investment in foreign operation	7	(4,056)	40	(1,054)
Change in fair value		(7,616)	83	(1,793)
Tax effect		3,560	(43)	739
Remeasurements of liabilities for post-employment benefits (*)		(192)	(350)	(164)
Remeasurements	26	(349)	(648)	(267)
Tax effect		157	298	103
Foreign exchange variation in foreign investments		4,630	(1,582)	1,139
Total other comprehensive income		1,029	(138)	(326)
Total comprehensive income		16,093	27,675	25,313
Comprehensive income attributable to non-controlling interests		(3,832)	700	732
Comprehensive income attributable to the owners of the parent company		19,925	26,975	24,581

(*)	Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-9

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20)

Periods ended December 31, 2020, 2019 and 2018

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income (1)	Remeasurements of liabilities of post- employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)	Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2018	97,148	(2,743)	1,930	12,499	26,030	—	(944)	(825)	2,667	(4,384)	131,378	12,978	144,356
Transactions with owners	—	923	190	(534)	—	—	—	—	—	—	579	131	710
Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018	—	534	—	(534)	—	—	—	—	—	—	—	—	—
Acquisition of treasury shares	—	(510)	—	—	—	—	—	—	—	—	(510)	—	(510)
Result of delivery of treasury shares	—	899	422	—	—	—	—	—	—	—	1,321	—	1,321
Recognition of share-based payment plans	—	—	(232)	—	—	—	—	—	—	—	(232)	—	(232)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	—	—	—	—	—	—	—	—	—	—	—	131	131
Dividends	—	—	—	7,394	—	(12,650)	—	—	—	—	(5,256)	(157)	(5,413)
Interest on capital	—	—	—	7,285	—	(8,198)	—	—	—	—	(913)	—	(913)
Dividends / Interest on capital paid in 2018 – declared after 12/31/2017	—	—	—	(13,673)	—	—	—	—	—	—	(13,673)	—	(13,673)
Unclaimed dividends	—	—	—	—	—	4	—	—	—	—	4	—	4
Corporate reorganizations (Note 2.4 a III)	—	—	—	(592)	—	—	—	—	—	—	(592)	—	(592)
Other	—	—	—	—	674	—	—	—	—	—	674	—	674
Total comprehensive income	—	—	—	—	—	24,907	(166)	(164)	1,139	(1,135)	24,581	732	25,313
Net income	—	—	—	—	—	24,907	—	—	—	—	24,907	732	25,639
Other comprehensive income for the period	—	—	—	—	—	—	(166)	(164)	1,139	(1,135)	(326)	—	(326)
Appropriations:
Legal reserve	—	—	—	1,097	—	(1,097)	—	—	—	—	—	—	—
Statutory reserve	—	—	—	4	2,962	(2,966)	—	—	—	—	—	—	—
Balance at 12/31/2018	97,148	(1,820)	2,120	13,480	29,666	—	(1,110)	(989)	3,806	(5,519)	136,782	13,684	150,466

Change in the period	—	923	190	981	3,636	—	(166)	(164)	1,139	(1,135)	5,404	706	6,110

Balance at 01/01/2019	97,148	(1,820)	2,120	13,480	29,666	—	(1,110)	(989)	3,806	(5,519)	136,782	13,684	150,466
Transactions with owners	—	546	55	—	—	—	—	—	—	—	601	—	601
Result of delivery of treasury shares	—	546	351	—	—	—	—	—	—	—	897	—	897
Recognition of share-based payment plans	—	—	(296)	—	—	—	—	—	—	—	(296)	—	(296)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	—	—	—	—	—	—	—	—	—	—	—	(1,567)	(1,567)
Dividends	—	—	—	4,709	—	(14,129)	—	—	—	—	(9,420)	(277)	(9,697)
Interest on capital	—	—	—	5,102	—	(5,468)	—	—	—	—	(366)	—	(366)
Dividends / Interest on capital paid in 2019 – declared after 12/31/2018	—	—	—	(17,500)	—	—	—	—	—	—	(17,500)	—	(17,500)
Unclaimed dividends and Interest on capital	—	—	—	—	—	42	—	—	—	—	42	—	42
Other (3)	—	—	—	—	(189)	—	—	—	—	—	(189)	—	(189)
Total comprehensive income	—	—	—	—	—	27,113	1,810	(350)	(1,582)	(16)	26,975	700	27,675
Net income	—	—	—	—	—	27,113	—	—	—	—	27,113	700	27,813
Other comprehensive income for the period	—	—	—	—	—	—	1,810	(350)	(1,582)	(16)	(138)	—	(138)
Appropriations:
Legal reserve	—	—	—	1,336	—	(1,336)	—	—	—	—	—	—	—
Statutory reserve	—	—	—	5,821	401	(6,222)	—	—	—	—	—	—	—
Balance at 12/31/2019	97,148	(1,274)	2,175	12,948	29,878	—	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465

Change in the period	—	546	55	(532)	212	—	1,810	(350)	(1,582)	(16)	143	(1,144)	(1,001)

Balance at 01/01/2020	97,148	(1,274)	2,175	12,948	29,878	—	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465
Transactions with owners	—	367	344	—	—	—	—	—	—	—	711	3,329	4,040
Result of delivery of treasury shares	—	367	200	—	—	—	—	—	—	—	567	—	567
Recognition of share-based payment plans	—	—	144	—	—	—	—	—	—	—	144	—	144
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	—	—	—	—	—	—	—	—	—	—	—	3,329	3,329
Dividends	—	—	—	—	—	(1,756)	—	—	—	—	(1,756)	(505)	(2,261)
Interest on capital	—	—	—	—	—	(3,232)	—	—	—	—	(3,232)	—	(3,232)
Dividends / Interest on capital paid in 2020 – declared after 12/31/2019	—	—	—	(9,811)	—	—	—	—	—	—	(9,811)	—	(9,811)
Unclaimed dividends and Interest on capital	—	—	—	—	—	118	—	—	—	—	118	—	118
Other (3)	—	—	—	—	113	—	—	—	—	—	113	—	113
Total comprehensive income	—	—	—	—		18,896	148	(192)	4,630	(3,557)	19,925	(3,832)	16,093
Net income	—	—	—	—	—	18,896	—	—	—	—	18,896	(3,832)	15,064
Other comprehensive income for the period	—	—	—	—	—	—	148	(192)	4,630	(3,557)	1,029	—	1,029
Appropriations:
Legal reserve	—	—	—	948	—	(948)	—	—	—	—	—	—	—
Statutory reserve	—	—	—	13,143	(65)	(13,078)	—	—	—	—	—	—	—
Balance at 12/31/2020	97,148	(907)	2,519	17,228	29,926	—	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525

Change in the period	—	367	344	4,280	48	—	148	(192)	4,630	(3,557)	6,068	(1,008)	5,060

(1)	Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
(2)	Includes cash flow hedge and hedge of net investment in foreign operation.
(3)	Includes Argentina´s hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-10

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Adjusted net income		60,953	61,134	62,855
Net income		15,064	27,813	25,639
Adjustments to net income:		45,889	33,321	37,216
Share-based payment		217	(141)	(98)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		739	310	551
Effects of changes in exchange rates on cash and cash equivalents		11,677	(54)	(990)
Expected Loss from Financial Assets and Claims		25,980	18,567	10,182
Income from interest and foreign exchange variation from operations with subordinated debt		20,774	4,433	8,759
Provision for insurance and private pension		10,316	15,071	20,136
Depreciation and amortization	13 and 14	3,729	3,561	3,567
Expense from update / charges on the provision for civil, labor, tax and legal obligations		893	1,925	1,037
Provision for civil, labor, tax and legal obligations		3,602	5,132	2,465
Revenue from update / charges on deposits in guarantee		(344)	(519)	(199)
Deferred taxes (excluding hedge tax effects)	24b	(239)	2,499	10,287
Income from share in the net income of associates and joint ventures and other investments		(1,399)	(1,315)	(747)
Income from Financial assets - At fair value through other comprehensive income	21c	(1,107)	(628)	254
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(21,057)	(8,420)	(12,808)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(8,309)	(3,332)	(4,353)
(Gain) loss on sale of investments and fixed assets		(4,165)	(168)	(297)
Other	23	4,582	(3,600)	(530)
Change in assets and liabilities		(1,462)	(25,974)	(33,132)
(Increase) / decrease in assets
Interbank deposits		(21,775)	(6,897)	(9,404)
Securities purchased under agreements to resell		(21,639)	62,487	(29,561)
Compulsory deposits with the Central Bank of Brazil		1,189	2,900	4,689
Loan operations		(141,951)	(63,999)	(51,919)
Derivatives (assets / liabilities)		(3,012)	1,918	217
Financial assets designated at fair value through profit or loss		(108,696)	(18,202)	(13,105)
Other financial assets		1,841	(19,143)	(15,323)
Other tax assets		534	3	(1,669)
Other assets		(18,008)	(9,232)	(7,447)
(Decrease) / increase in liabilities
Deposits		301,950	43,636	60,486
Deposits received under securities repurchase agreements		16,781	(73,654)	17,603
Funds from interbank markets		(18,827)	40,192	10,083
Funds from institutional markets		18,611	121	(1,125)
Other financial liabilities		1,843	19,652	11,486
Financial liabilities at fair value throught profit or loss		(60)	9	(273)
Provision for insurance and private pension		(9,004)	781	(1,409)
Provisions		(3,550)	673	(495)
Tax liabilities		(1,910)	(3,526)	(1,739)
Other liabilities		10,048	2,568	(348)
Payment of income tax and social contribution		(5,827)	(6,261)	(3,879)
Net cash from / (used in) operating activities		59,491	35,160	29,723
Dividends / Interest on capital received from investments in associates and joint ventures		487	838	671
Cash from the sale of financial assets - At fair value through other comprehensive income		38,738	9,074	16,622
Cash upon sale of investments in associates and joint ventures		4,982	68	266
Cash upon sale of fixed assets	13	331	175	215
Mutual rescission of intangible assets agreements		309	64	35
(Purchase) of financial assets at fair value through other comprehensive income		(50,598)	(24,820)	(591)
(Purchase) / redemptions of financial assets at amortized cost		11,863	(19,359)	5,479
(Purchase) of investments in associates and joint ventures		(52)	(387)	(6,718)
(Purchase) of fixed assets	13	(1,716)	(1,621)	(1,483)
(Purchase) of intangible assets	14	(3,591)	(2,691)	(1,381)
Net cash from / (used in) investment activities		753	(38,659)	13,115
Funding from institutional markets		5,260	8,548	2,906
Redemptions in institutional markets		(10,581)	(2,833)	(15,048)
Change in non-controlling interests stockholders		3,330	(1,617)	128
Result of delivery of treasury shares		494	742	1,187
Purchase of treasury shares		—	—	(510)
Dividends and interest on capital paid to non-controlling interests		(506)	(227)	(154)
Dividends and interest on capital paid		(11,552)	(25,915)	(20,093)
Net cash from / (used in) financing activities		(13,555)	(21,302)	(31,584)
Net increase / (decrease) in cash and cash equivalents	2.4c	46,689	(24,801)	11,254
Cash and cash equivalents at the beginning of the period		70,811	95,558	83,314
Effects of changes in exchange rates on cash and cash equivalents		(11,677)	54	990
Cash and cash equivalents at the end of the period		105,823	70,811	95,558

Cash		46,224	30,367	37,159
Interbank deposits		3,888	4,561	3,295
Securities purchased under agreements to resell - Collateral held		55,711	35,883	55,104
Additional information on cash flow (Mainly Operating activities)
Interest received		121,558	134,225	122,405
Interest paid		77,011	77,315	84,668
Non-cash transactions
Loans transferred to assets held for sale		—	—	—
Dividends and interest on capital declared and not yet paid		3,178	838	515

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-11

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These consolidated financial statements were approved by the Board of Directors on February 01, 2021.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-12

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

2.2.	New accounting standards changes and interpretations of existing standards

a)	Accounting standards applicable for period ended December 31, 2020

•

Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These changes are effective for the years started on January 1st, 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

•

Interest Rate Benchmark Reform (IBOR Reform) Phase I—Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. These changes are effective for the years beginning January 1st, 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs.

ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association—ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs.

•

Amendments to IFRS 16 – Leases: Practical expedient that enables lessees not to characterize the lease concessions motivated by the COVID-19 pandemic as an agreement modification. This standard is effective for the years beginning on June 1st, 2020, and earlier application is permitted. ITAÚ UNIBANCO HOLDING opted for not using the exception arising from this standard, and, therefore, there were no impacts on the Consolidated Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-13

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

b)	Accounting standards recently issued and applicable in future periods

•

Interest Rate Benchmark Reform (IBOR Reform) Phase II—Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as:

•

Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

•

Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation;

•	Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition.

These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to IBORs facing extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self -regulatory entities (International Swaps and Derivatives Association—ISDA) will be adopted. For the other agreements will be negotiated between the parties seeking to approach the model adopted for standardized agreements and they will be adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform.

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

This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force.

2.3.	Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-14

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Topic	Notes
Consolidation	Note 2.3 (a) and Note 3
Fair value of financial instruments	Note 2.3 (b) and Note 28
Effective interest rate	Note 2.3 (c), Notes 5, 8, 9 and 10
Change to financial assets	Note 2.3 (d), Notes 5, 8, 9 and 10
Transfer and write-off of financial assets	Note 2.3 (e), Notes 5, 8, 9 and 10
Expected credit loss	Note 2.3 (f), Notes 8, 9, 10 and 32
Goodwill impairment	Note 2.3 (g) and Note 14
Deferred income tax and social contribution	Note 2.3 (h) and Note 24
Defined benefit pension plan	Note 2.3 (i) and Note 26
Provisions, contingencies and legal liabilities	Note 2.3 (j) and Note 29
Technical provisions for insurance and private pension	Note 2.3 (k) and Note 27

a)	Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

b)	Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 28.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-15

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c)	Effective interest rate

For the calculation of the effective interest rate, the ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

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

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions are:

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

•

Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales.

•	Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected.

•

Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-16

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

•	Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1.

Details on the expected credit loss are in Note 32.

g)	Goodwill impairment

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

The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-17

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29.

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

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-18

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency (1)	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2020	12/31/2019	12/31/2020	12/31/2019
In Brazil
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	34.16%	33.22%	34.16%	33.22%
Banco Itaú (Suisse) SA	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca (2)	Chilean peso	Chile	Financial institution	39.22%	38.14%	39.22%	38.14%

(1)	All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2)	ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-19

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less the cost to sell and/or its value in use.

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

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.	Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity.

c)	Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-20

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

d)	Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.

I - Classification and measurement of financial assets

Financial assets are classified in the following categories:

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

Amortized cost

Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-21

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-22

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Derecognition of financial assets

Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction.

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

•	Loan commitments and financial guarantees: see details in Note 2.4d Vll.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-23

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

III – Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-24

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Cash flow hedge

For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:

a)	The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge;

b)	The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.

Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability.

When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

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

Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.

V - Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

VI - Premium bonds plans

In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-25

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

VII – Loan commitments and financial guarantees

ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees.

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

II – Joint ventures

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

ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.

The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-26

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

g)	Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

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

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

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

The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-27

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

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

Private pension plans

Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-28

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

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

Pension plans - Defined benefit plans

The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.

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

Other post-employment benefit obligations

Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-29

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

m)	Share-based payments

Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time).

n)	Provisions, contingent assets and contingent liabilities

Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;

•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded;

•	Remote: which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-30

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

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

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation.

Segment information is presented in Note 30.

t)	Commissions and Banking Fees

Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING are:

•

Credit and debit cards - refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines.

•

Current account services - substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order.

•	Economic, Financial and Brokerage Advisory - refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

•	Funds management - refers to fees charged for the management and performance of investment funds and consortia administration.

•	Credit operations and financial guarantees provided - refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided.

•	Collection services - refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-31

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 3 – Business development

Recovery do Brasil Consultoria S.A.

On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital.

On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.

The effective acquisition and financial settlement occurred on May 28, 2020.

Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital.

Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.

Acquisition of non-controlling interest in Pravaler S.A.

On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING.

PRAVALER is classified as an associate measured under the equity method.

Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required.

Reduction of non-controlling interest in XP Inc.

On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders subscribed their respective shares of the holding company XP Inc. (XP INC), keeping the percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc.

On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.).

On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, which is now 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 545.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-32

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required.

Itaú CorpBanca

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

On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%.

The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2020			12/31/2019
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell(1)	239,848	87	239,935	198,260	162	198,422
Collateral held	63,087	87	63,174	44,901	162	45,063
Collateral repledge	150,591	—	150,591	134,116	—	134,116
Assets received as collateral with right to sell or repledge	20,367	—	20,367	6,644	—	6,644
Assets received as collateral without right to sell or repledge	130,224	—	130,224	127,472	—	127,472
Collateral sold	26,170	—	26,170	19,243	—	19,243
Interbank deposits	48,586	7,051	55,637	31,075	3,506	34,581

Total (2)	288,434	7,138	295,572	229,335	3,668	233,003

(1)

The amounts of R$ 11,119 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 176,760 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions.

(2)	Includes losses in the amounts of R$ (56) (R$ (8) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-33

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss—Securities

a) Financial assets at fair value through profit or loss—Securities are presented in the following table:

	12/31/2020			12/31/2019
	Cost	Adjustments to Fair Value (in Income) (2)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	15,407	(1,203)	14,204	9,277	(1,010)	8,267
Brazilian government securities (1a)	284,280	1,605	285,885	218,548	1,063	219,611
Government securities – abroad (1b)	8,199	11	8,210	1,541	(21)	1,520
Argentina	1,480	18	1,498	349	(31)	318
Chile	839	1	840	487	1	488
Colombia	3,599	4	3,603	399	10	409
United States	2,096	(11)	2,085	141	—	141
Mexico	5	—	5	57	—	57
Paraguay	3	—	3	2	—	2
Peru	4	1	5	8	—	8
Uruguay	40	1	41	98	(1)	97
Italy	133	(3)	130	—	—	—
Corporate securities (1c)	78,113	(1,081)	77,032	51,744	(1,102)	50,642
Shares	20,063	(1,016)	19,047	15,459	(822)	14,637
Rural product note	2,371	(22)	2,349	—	—	—
Bank deposit certificates	729	—	729	792	—	792
Real estate receivables certificates	561	(13)	548	1,414	30	1,444
Debentures	30,022	(85)	29,937	12,958	(303)	12,655
Eurobonds and other	2,341	42	2,383	2,178	(5)	2,173
Financial bills	15,784	(1)	15,783	18,517	(3)	18,514
Promissory notes	5,588	28	5,616	313	—	313
Other	654	(14)	640	113	1	114

Total	385,999	(668)	385,331	281,110	(1,070)	280,040

(1)

Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 12,181 (R$ 28,759 at 12/31/2019), b) R$ 765 (R$ 329 at 12/31/2019) and c) R$ 8,556 (R$ 104 at 12/31/2019), totaling R$ 21,502 (R$ 29,192 at 12/31/2019).

(2)

In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-34

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	12/31/2020		12/31/2019
	Cost	Fair value	Cost	Fair value
Current	152,413	150,298	82,183	80,372
Non-stated maturity	35,470	33,251	24,736	22,904
Up to one year	116,943	117,047	57,447	57,468
Non-current	233,586	235,033	198,927	199,668
From one to five years	175,530	176,651	136,727	137,186
From five to ten years	37,783	37,600	41,744	41,759
After ten years	20,273	20,782	20,456	20,723

Total	385,999	385,331	281,110	280,040

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 205,820 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	12/31/2020
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,699	41	3,740

Total	3,699	41	3,740

	12/31/2019
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,016	19	1,035

Total	1,016	19	1,035

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	12/31/2020		12/31/2019
	Cost	Fair value	Cost	Fair value
Current	1,806	1,826	592	609
Up to one year	1,806	1,826	592	609
Non-current	1,893	1,914	424	426
From one to five years	1,893	1,914	424	426

Total	3,699	3,740	1,016	1,035

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-35

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 18,000 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities.

Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-36

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2020
	Fair value (*)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	46,019	60.2	4,064	515	629	1,808	5,117	33,886
Option agreements	20,418	26.7	10,103	2,325	523	5,935	992	540
Forwards (onshore)	2,085	2.7	1,323	367	297	93	5	—
Credit derivatives	156	0.2	—	—	8	7	29	112
NDF - Non Deliverable Forward	7,596	9.9	2,088	2,345	1,387	1,255	323	198
Other Derivative Financial Instruments	230	0.3	56	1	6	1	12	154

Total	76,504	100.0	17,634	5,553	2,850	9,099	6,478	34,890
% per maturity date			23.0	7.3	3.7	11.9	8.5	45.6

	12/31/2020
	Fair value (*)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(51,789)	65.1	(7,344)	(651)	(1,135)	(1,826)	(5,573)	(35,260)
Option agreements	(20,262)	25.5	(6,355)	(1,969)	(543)	(9,869)	(998)	(528)
Forwards (onshore)	(905)	1.1	(892)	—	(11)	(2)	—	—
Credit derivatives	(76)	0.1	—	—	—	(2)	(9)	(65)
NDF - Non Deliverable Forward	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)
Other Derivative Financial Instruments	(47)	0.1	—	(1)	(10)	(1)	(14)	(21)

Total	(79,505)	100.0	(16,791)	(4,290)	(2,712)	(12,672)	(6,895)	(36,145)
% per maturity date			21.1	5.4	3.4	15.9	8.7	45.5

(*)

In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-37

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2019
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	26,458	63.2	107	1,807	564	1,668	4,464	17,848
Option agreements	8,456	20.2	4,696	1,963	354	726	500	217
Forwards (onshore)	2,162	5.2	940	636	484	87	15	—
Credit derivatives	167	0.4	—	—	5	3	23	136
NDF - Non Deliverable Forward	4,446	10.6	1,251	1,314	787	561	347	186
Other Derivative Financial Instruments	165	0.4	4	—	—	—	6	155

Total	41,854	100.0	6,998	5,720	2,194	3,045	5,355	18,542
% per maturity date			16.7	13.7	5.2	7.3	12.8	44.3

	12/31/2019
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(32,927)	68.8	(326)	(2,557)	(898)	(1,763)	(8,349)	(19,034)
Option agreements	(9,061)	18.9	(3,668)	(3,494)	(383)	(690)	(571)	(255)
Forwards (onshore)	(754)	1.6	(753)	—	—	(1)	—	—
Credit derivatives	(40)	0.1	—	—	—	(1)	(3)	(36)
NDF - Non Deliverable Forward	(4,971)	10.4	(1,891)	(1,108)	(657)	(637)	(526)	(152)
Other Derivative Financial Instruments	(75)	0.2	(15)	(1)	(2)	(4)	(9)	(44)

Total	(47,828)	100.0	(6,653)	(7,160)	(1,940)	(3,096)	(9,458)	(19,521)
% per maturity date			13.9	15.0	4.1	6.5	19.7	40.8

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-38

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

II - Derivatives by index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders’ equity)	Fair value
	12/31/2020	12/31/2020	12/31/2020	12/31/2020
Future contracts	781,453	—	—	—
Purchase commitments	338,165	—	—	—
Shares	8,300	—	—	—
Commodities	1,170	—	—	—
Interest	304,454	—	—	—
Foreign currency	24,241	—	—	—
Commitments to sell	443,288	—	—	—
Shares	7,535	—	—	—
Commodities	2,201	—	—	—
Interest	397,157	—	—	—
Foreign currency	36,395	—	—	—
Swap contracts		(6,054)	284	(5,770)
Asset position	1,442,449	16,840	29,179	46,019
Commodities	278	1	—	1
Interest	1,423,134	14,030	27,953	41,983
Foreign currency	19,037	2,809	1,226	4,035
Liability position	1,442,449	(22,894)	(28,895)	(51,789)
Shares	108	(12)	2	(10)
Commodities	341	(9)	—	(9)
Interest	1,425,904	(19,112)	(28,584)	(47,696)
Foreign currency	16,096	(3,761)	(313)	(4,074)
Option contracts	1,738,849	22	134	156
Purchase commitments – long position	131,134	14,538	1,828	16,366
Shares	12,400	345	976	1,321
Commodities	356	14	13	27
Interest	50,771	614	(282)	332
Foreign currency	67,607	13,565	1,121	14,686
Commitments to sell – long position	743,573	2,933	1,119	4,052
Shares	14,659	728	62	790
Commodities	75	2	(1)	1
Interest	659,826	1,087	1,373	2,460
Foreign currency	69,013	1,116	(315)	801
Purchase commitments – short position	129,150	(13,934)	(1,797)	(15,731)
Shares	13,080	(348)	(1,119)	(1,467)
Commodities	899	(28)	(18)	(46)
Interest	55,369	(532)	318	(214)
Foreign currency	59,802	(13,026)	(978)	(14,004)
Commitments to sell – short position	734,992	(3,515)	(1,016)	(4,531)
Shares	13,200	(524)	(156)	(680)
Commodities	246	(10)	6	(4)
Interest	653,376	(978)	(1,317)	(2,295)
Foreign currency	68,170	(2,003)	451	(1,552)
Forward operations (onshore)	23,989	1,195	(15)	1,180
Purchases receivable	18,666	1,014	(3)	1,011
Shares	304	304	(3)	301
Interest	584	710	—	710
Foreign currency	17,778	—	—	—
Purchases payable obligations	—	(584)	—	(584)
Interest	—	(584)	—	(584)
Sales receivable	1,132	1,073	1	1,074
Shares	770	765	1	766
Interest	—	308	—	308
Foreign currency	362	—	—	—
Sales deliverable obligations	4,191	(308)	(13)	(321)
Interest	308	(308)	—	(308)
Foreign currency	3,883	—	(13)	(13)
Credit derivatives	20,060	(432)	512	80
Asset position	15,877	(270)	426	156
Shares	2,796	(84)	172	88
Commodities	19	—	1	1
Interest	13,062	(186)	253	67
Liability position	4,183	(162)	86	(76)
Shares	1,154	(45)	11	(34)
Commodities	3	—	—	—
Interest	3,026	(117)	75	(42)
NDF – Non Deliverable Forward	313,463	1,214	(44)	1,170
Asset position	156,542	7,467	129	7,596
Commodities	1,715	278	(16)	262
Foreign currency	154,827	7,189	145	7,334
Liability position	156,921	(6,253)	(173)	(6,426)
Commodities	975	(37)	(1)	(38)
Foreign currency	155,946	(6,216)	(172)	(6,388)
Other derivative financial instruments	6,413	181	2	183
Asset position	5,274	196	34	230
Shares	47	(3)	3	—
Interest	5,225	199	(26)	173
Foreign currency	2	—	57	57
Liability position	1,139	(15)	(32)	(47)
Shares	705	(6)	(22)	(28)
Interest	434	(9)	(10)	(19)
	Asset	43,791	32,713	76,504
	Liability	(47,665)	(31,840)	(79,505)
	Total	(3,874)	873	(3,001)

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2020
Future contracts	305,076	242,842	108,338	125,197	781,453
Swap contracts	272,932	123,360	118,617	927,540	1,442,449
Option contracts	1,012,965	216,425	250,966	258,493	1,738,849
Forwards (onshore)	19,013	3,999	972	5	23,989
Credit derivatives	—	8,515	804	10,741	20,060
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463
Other derivative financial instruments	15	709	279	5,410	6,413

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-39

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders’ equity)	Fair value
	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Future contracts	664,884	—	—	—
Purchase commitments	325,468	—	—	—
Shares	1,084	—	—	—
Commodities	76	—	—	—
Interest	301,898	—	—	—
Foreign currency	22,410	—	—	—
Commitments to sell	339,416	—	—	—
Shares	1,163	—	—	—
Commodities	1,049	—	—	—
Interest	308,824	—	—	—
Foreign currency	28,380	—	—	—
Swap contracts		(5,267)	(1,202)	(6,469)
Asset position	1,094,378	5,566	20,892	26,458
Commodities	574	—	9	9
Interest	1,075,534	4,596	19,813	24,409
Foreign currency	18,270	970	1,070	2,040
Liability position	1,094,378	(10,833)	(22,094)	(32,927)
Shares	49	(9)	—	(9)
Commodities	855	—	(12)	(12)
Interest	1,068,660	(9,383)	(21,855)	(31,238)
Foreign currency	24,814	(1,441)	(227)	(1,668)
Option contracts	1,720,205	(546)	(59)	(605)
Purchase commitments – long position	245,824	6,191	(6)	6,185
Shares	11,513	256	515	771
Commodities	268	7	10	17
Interest	188,110	465	(331)	134
Foreign currency	45,933	5,463	(200)	5,263
Commitments to sell – long position	626,187	1,667	604	2,271
Shares	12,294	396	(40)	356
Commodities	228	5	(2)	3
Interest	568,442	513	887	1,400
Foreign currency	45,223	753	(241)	512
Purchase commitments – short position	172,703	(6,671)	(19)	(6,690)
Shares	6,312	(180)	(451)	(631)
Commodities	235	(10)	(8)	(18)
Interest	129,647	(412)	329	(83)
Foreign currency	36,509	(6,069)	111	(5,958)
Commitments to sell – short position	675,491	(1,733)	(638)	(2,371)
Shares	11,152	(269)	(37)	(306)
Commodities	485	(11)	—	(11)
Interest	621,405	(428)	(888)	(1,316)
Foreign currency	42,449	(1,025)	287	(738)
Forward operations (onshore)	5,134	1,412	(4)	1,408
Purchases receivable	668	796	(6)	790
Shares	488	488	(6)	482
Interest	160	308	—	308
Foreign currency	20	—	—	—
Purchases payable obligations	660	(160)	—	(160)
Interest	—	(160)	—	(160)
Foreign currency	660	—	—	—
Sales receivable	1,653	1,368	4	1,372
Shares	786	776	3	779
Interest	—	592	1	593
Foreign currency	867	—	—	—
Sales deliverable obligations	2,153	(592)	(2)	(594)
Interest	592	(592)	(1)	(593)
Foreign currency	1,561	—	(1)	(1)
Credit derivatives	12,739	(236)	363	127
Asset position	9,878	(165)	332	167
Shares	2,307	(81)	215	134
Commodities	27	(1)	3	2
Interest	7,423	(87)	114	27
Foreign currency	121	4	—	4
Liability position	2,861	(71)	31	(40)
Shares	719	(28)	8	(20)
Commodities	2	—	—	—
Interest	2,140	(43)	23	(20)
NDF – Non Deliverable Forward	295,508	(552)	27	(525)
Asset position	138,772	4,239	207	4,446
Commodities	570	34	(1)	33
Foreign currency	138,202	4,205	208	4,413
Liability position	156,736	(4,791)	(180)	(4,971)
Commodities	316	(10)	(1)	(11)
Foreign currency	156,420	(4,781)	(179)	(4,960)
Other derivative financial instruments	6,581	216	(126)	90
Asset position	5,428	226	(61)	165
Interest	5,428	226	(65)	161
Foreign currency	—	—	4	4
Liability position	1,153	(10)	(65)	(75)
Shares	695	2	(41)	(39)
Interest	458	(12)	(6)	(18)
Foreign currency	—	—	(18)	(18)
	Asset	19,888	21,966	41,854
	Liability	(24,861)	(22,967)	(47,828)
	Total	(4,973)	(1,001)	(5,974)

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2019
Future contracts	196,055	238,485	87,747	142,597	664,884
Swap contracts	24,094	204,065	103,013	763,206	1,094,378
Option contracts	988,793	320,300	258,488	152,624	1,720,205
Forwards (onshore)	953	2,514	1,651	16	5,134
Credit derivatives	—	4,746	733	7,260	12,739
NDF - Non Deliverable Forward	105,809	129,278	38,851	21,570	295,508
Other derivative financial instruments	12	786	320	5,463	6,581

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-40

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2020
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	781,453	835,744	1,617,643	23,097	3,743	67,887	—
Over-the-counter market	—	606,705	121,206	892	16,317	245,576	6,413
Financial institutions	—	531,303	84,865	892	16,317	124,124	5,140
Companies	—	69,337	35,021	—	—	120,476	1,273
Individuals	—	6,065	1,320	—	—	976	—

Total	781,453	1,442,449	1,738,849	23,989	20,060	313,463	6,413

	12/31/2019
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	664,884	595,221	1,624,988	4,381	61	69,463	—
Over-the-counter market	—	499,157	95,217	753	12,678	226,045	6,581
Financial institutions	—	398,585	66,291	292	12,678	125,550	5,340
Companies	—	69,185	28,511	461	—	99,151	1,241
Individuals	—	31,387	415	—	—	1,344	—

Total	664,884	1,094,378	1,720,205	5,134	12,739	295,508	6,581

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-41

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	12/31/2020
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,501	1,181	3,928	3,372	20
TRS	7,854	7,854	—	—	—

Total by instrument	16,355	9,035	3,928	3,372	20

By risk rating
Investment grade	752	296	372	84	—
Below investment grade	15,603	8,739	3,556	3,288	20

Total by risk	16,355	9,035	3,928	3,372	20

By reference entity
Brazilian government	12,433	8,255	1,627	2,551	—
Governments – abroad	243	66	122	55	—
Private entities	3,679	714	2,179	766	20

Total by entity	16,355	9,035	3,928	3,372	20

	12/31/2019
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	6,283	1,013	2,675	2,539	56
TRS	4,161	4,161	—	—	—

Total by instrument	10,444	5,174	2,675	2,539	56

By risk rating
Investment grade	1,049	135	602	312	—
Below investment grade	9,395	5,039	2,073	2,227	56

Total by risk	10,444	5,174	2,675	2,539	56

By reference entity
Brazilian government	7,301	4,921	1,117	1,263	—
Governments – abroad	200	34	88	78	—
Private entities	2,943	219	1,470	1,198	56

Total by entity	10,444	5,174	2,675	2,539	56

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-42

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

	12/31/2020
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,501)	3,705	(4,796)
TRS	(7,854)	—	(7,854)

Total	(16,355)	3,705	(12,650)

	12/31/2019
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,283)	2,295	(3,988)
TRS	(4,161)	—	(4,161)

Total	(10,444)	2,295	(8,149)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-43

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING’s consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2020
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral received	Total
Securities purchased under agreements to resell	239,935	—	239,935	(1,657)	—	238,278
Derivatives financial instruments	76,504	—	76,504	(15,621)	—	60,883

	12/31/2019
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral received	Total
Securities purchased under agreements to resell	198,422	—	198,422	(596)	—	197,826
Derivatives financial instruments	41,854	—	41,854	(14,121)	—	27,733

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2020
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral pledged	Total
Securities sold under repurchase agreements	273,364	—	273,364	(42,161)	—	231,203
Derivatives financial instruments	79,505	—	79,505	(15,621)	(574)	63,310

	12/31/2019
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral pledged	Total
Securities sold under repurchase agreements	256,583	—	256,583	(23,509)	—	233,074
Derivatives financial instruments	47,828	—	47,828	(14,121)	(148)	33,559

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-44

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 7 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.

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

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used.

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

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

•	Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts;

•	Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts;

•	Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts;

•	Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts;

•	Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts;

•	Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts;

•	Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF	– Chilean unit of account / TPM – Monetary policy rate

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-45

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

		12/31/2020
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other	Cash flow hedge	Notional	Variation in fair value used to calculate hedge
Strategies	Heading	Assets	Liabilities	comprehensive income	reserve	Amount	ineffectiveness
Interest rate risk
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	—	103,407	(2,423)	(2,458)	103,407	(2,429)
Hedge of assets transactions	Loans and lease operations and Securities	5,673	—	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,533	—	697	697	31,417	699
Hedge of loan operations	Loans and lease operations	327	—	12	12	316	15
Hedge of funding	Deposits	—	2,007	(10)	(10)	1,996	(11)
Hedge of assets denominated in UF	Securities	16,674	—	(4)	(4)	16,677	(1)
Foreign exchange risk
Hedge of highly probable forecast transactions		1,314	—	(105)	148	1,314	(105)

Total		53,521	105,414	(1,767)	(1,549)	160,870	(1,766)

		12/31/2019
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other	Cash flow hedge	Notional	Variation in fair value used to calculate hedge
Strategies	Heading	Assets	Liabilities	comprehensive income	reserve	Amount	ineffectiveness
Interest rate risk
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	—	24,543	(2,808)	(3,310)	24,543	(2,814)
Hedge of assets transactions	Loans and lease operations and Securities	5,564	—	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	30,896	—	520	520	32,130	523
Hedge of loan operations	Loans and lease operations	269	—	12	12	257	14
Hedge of funding	Deposits	—	4,617	(27)	(22)	4,590	(27)
Hedge of assets denominated in UF	Securities	12,588	—	6	6	12,582	5
Foreign exchange risk
Hedge of highly probable forecast transactions		294	—	(11)	179	294	(11)

Total		49,611	29,160	(2,217)	(2,524)	80,052	(2,219)

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 218 (R$ (307) at 12/31/2019).

	12/31/2020
	Notional	Book Value (*)		Variations in fair value used to calculate hedge	Variation in value recognized in Other comprehensive	Hedge ineffectiveness recognized in	Amount reclassified from Cash flow hedge
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	income	income	reserve to income
Interest rate risk
Futures	140,567	146	—	(1,664)	(1,660)	(4)	(381)
Swap	18,989	2,007	17,006	3	(2)	5	—
Foreign exchange risk
Futures	1,314	5	298	(105)	(105)	—	—

Total	160,870	2,158	17,304	(1,766)	(1,767)	1	(381)

	12/31/2019
	Notional	Book Value (*)		Variations in fair value used to calculate hedge	Variation in value recognized in Other comprehensive	Hedge ineffectiveness recognized in	Amount reclassified from Cash flow hedge
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	income	income	reserve to income
Interest rate risk
Futures	62,329	—	14	(2,200)	(2,197)	(3)	(762)
Swap	17,429	4,617	12,858	(8)	(9)	1	—
Foreign exchange risk
Futures	294	—	156	(11)	(11)	—	—

Total	80,052	4,617	13,028	(2,219)	(2,217)	(2)	(762)

(*)	Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-46

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

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

	12/31/2020
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other	Foreign currency	Notional	Variation in fair value used to calculate hedge
Strategies	Assets	Liabilities	comprehensive income	convertion reserve	amount	ineffectiveness
Foreign exchange risk
Hedge of net investment in foreign operations (1)	15,277	—	(14,598)	(14,598)	24,619	(14,601)

Total	15,277	—	(14,598)	(14,598)	24,619	(14,601)

	12/31/2019
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other	Foreign currency	Notional	Variation in fair value used to calculate hedge
Strategies	Assets	Liabilities	comprehensive income	convertion reserve	amount	ineffectiveness
Foreign exchange risk
Hedge of net investment in foreign operations (1)	14,396	—	(7,217)	(7,217)	16,947	(7,220)

Total	14,396	—	(7,217)	(7,217)	16,947	(7,220)

(1)	Hedge instruments consider the gross tax position.
(2)	Amounts recorded under heading Derivatives - Hedge of investments in foreign operation.

	12/31/2020
				Variations in fair	Variation in the value	Hedge	Amount reclassified
				value used to	recognized in Other	ineffectiveness	from foreign currency
	Notional	Book Value (*)		calculate hedge	comprehensive	recognized in	convertion reserve
Hedge instruments	amount	Assets	Liabilities	ineffectiveness	income	income	into income
Foreign exchange risk
Futures	44,186	—	150	(18,732)	(18,695)	(37)	—
Forward	(4,262)	4,474	—	332	305	27	—
NDF - Non Deliverable Forward	(15,196)	538	—	3,556	3,547	9	—
Financial Assets	(109)	109	—	243	245	(2)	—

Total	24,619	5,121	150	(14,601)	(14,598)	(3)	—

	12/31/2019
				Variations in fair	Variation in the value	Hedge	Amount reclassified
				value used to	recognized in Other	ineffectiveness	from foreign currency
	Notional	Book Value (*)		calculate hedge	comprehensive	recognized in	convertion reserve
Hedge instruments	amount	Assets	Liabilities	ineffectiveness	income	income	into income
Foreign exchange risk
Futures	32,966	228	—	(12,329)	(12,292)	(37)	—
Forward	(2,990)	2,977	—	408	381	27	—
NDF - Non Deliverable Forward	(11,525)	260	—	4,443	4,434	9	—
Financial Assets	(1,504)	1,523	—	258	260	(2)	—

Total	16,947	4,988	—	(7,220)	(7,217)	(3)	—

(*)	Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-47

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c)	Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

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

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

	12/31/2020
	Hedge Item					Hedge Instruments(2)
							Variation in fair
					Variation in fair value		value used to
	Book Value (1)		Fair value		recognized in	Notional	calculate hedge
Strategies	Assets	Liabilities	Assets	Liabilities	income	amount	ineffectiveness
Interest rate risk
Hedge of loan operations	9,205	—	9,616	—	411	9,205	(423)
Hedge of funding	—	10,200	—	11,591	(1,391)	10,200	1,390
Hedge of securities at fair value through other comprehensive income	10,192	—	10,412	—	220	10,383	(226)

Total	19,397	10,200	20,028	11,591	(760)	29,788	741

	12/31/2019
	Hedge Item					Hedge Instruments
							Variation in fair
					Variation in fair value		value used to
	Book Value (1)		Fair value		recognized in	Notional	calculate hedge
Strategies	Assets	Liabilities	Assets	Liabilities	income	amount	ineffectiveness
Interest rate risk
Hedge of loan operations	7,386	—	7,642	—	256	7,386(264)
Hedge of funding	—	7,436	—	8,195	(759)	7,436	775
Hedge of securities at fair value through other comprehensive income	4,482	—	4,574	—	92	4,609(85)

Total	11,868	7,436	12,216	8,195	(411)	19,431	426

(1)	Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
(2)	Comprises the amount of R$ 4,915 at 12/31/2020, related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-48

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

	12/31/2020
	Notional	Book value (1)		Variation in fair value used to calculate hedge	Hedge ineffectiveness
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	recognized in income
Interest rate risk
Swap (2)	29,788	2,871	5,812	741	(19)

Total	29,788	2,871	5,812	741	(19)

	12/31/2019
	Notional	Book value (1)		Variation in fair value used to calculate hedge	Hedge ineffectiveness
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	recognized in income
Interest rate risk
Swap (2)	19,431	766	4,636	426	15

Total	19,431	766	4,636	426	15

(1)	Amounts recorded under heading Derivatives.
(2)	The amount of R$ 183 is no longer qualified as hedge, with effect on result of R$ (17) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-49

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	12/31/2020			12/31/2019
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	103,407	158	103,407	24,543	(37)	24,543
Hedge of highly probable forecast transactions	1,314	(105)	1,314	294	(11)	294
Hedge of net investment in foreign operations	24,619	4,971	15,277	16,947	4,988	14,396
Hedge of loan operations (Fair value)	9,205	(423)	9,205	7,386	(264)	7,386
Hedge of loan operations (Cash flow)	316	15	327	257	14	269
Hedge of funding (Fair value)	10,200	1,390	10,200	7,436	775	7,436
Hedge of funding (Cash flow)	1,996	(11)	2,007	4,590	(27)	4,617
Hedge of assets transactions	5,743	66	5,673	5,656	91	5,564
Hedge of asset-backed securities under repurchase agreements	31,417	(11)	29,533	32,130	20	30,896
Hedge of assets denominated in UF	16,677	(1)	16,674	12,582	5	12,588
Hedge of securities at fair value through other comprehensive income	10,383	(226)	10,192	4,609	(85)	4,482

Total		5,823			5,469

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	70,200	9,077	13,059	5,504	4,848	719	—	103,407
Hedge of highly probable forecast transactions	1,314	—	—	—	—	—	—	1,314
Hedge of net investment in foreign operations (*)	24,619	—	—	—	—	—	—	24,619
Hedge of loan operations (Fair value)	2,999	1,793	1,297	447	898	1,771	—	9,205
Hedge of loan operations (Cash flow)	212	104	—	—	—	—	—	316
Hedge of funding (Fair value)	213	657	549	176	581	5,448	2,576	10,200
Hedge of funding (Cash flow)	1,765	27	204	—	—	—	—	1,996
Hedge of assets transactions	3,604	2,139	—	—	—	—	—	5,743
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	—	804	—	—	31,417
Hedge of assets denominated in UF	15,400	1,277	—	—	—	—	—	16,677
Hedge of securities at fair value through other comprehensive income	5,876	1,382	10	—	719	2,396	—	10,383

Total	148,388	18,753	21,249	6,127	7,850	10,334	2,576	215,277

	12/31/2019
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	5,533	4,409	1,627	8,464	—	4,510	—	24,543
Hedge of highly probable forecast transactions	294	—	—	—	—	—	—	294
Hedge of net investment in foreign operations (*)	16,947	—	—	—	—	—	—	16,947
Hedge of loan operations (Fair value)	381	2,490	1,248	993	623	1,111	540	7,386
Hedge of loan operations (Cash flow)	27	156	74	—	—	—	—	257
Hedge of funding (Fair value)	299	152	375	423	129	4,220	1,838	7,436
Hedge of funding (Cash flow)	2,562	—	—	1,646	161	221	—	4,590
Hedge of assets transactions	—	3,671	1,985	—	—	—	—	5,656
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	—	733	—	32,130
Hedge of assets denominated in UF	9,628	2,954	—	—	—	—	—	12,582
Hedge of securities at fair value through other comprehensive income	4,230	—	28	—	—	351	—	4,609

Total	46,126	32,571	6,149	17,147	913	11,146	2,378	116,430

(*)	Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-50

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 8 – Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	12/31/2020				12/31/2019
	Gross carrying amount	Fair value adjustments (in stockholders’ equity) (2)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders’ equity)	Expected loss	Fair value
Brazilian government securities (1a)	65,235	2,714	—	67,949	48,718	2,014	—	50,732
Other government securities	36	—	(36)	—	36	—	(36)	—
Government securities – abroad (1b)	34,365	38	(1)	34,402	20,638	(64)	(3)	20,571
Germany	—	—	—	—	23	—	—	23
Colombia	3,913	73	—	3,986	3,851	27	—	3,878
Chile	21,639	12	—	21,651	11,119	89	—	11,208
United States	3,751	(1)	—	3,750	2,758	(2)	—	2,756
Italy	—	—	—	—	328	1	—	329
Mexico	1,180	1	—	1,181	—	—	—	—
Paraguay	3,008	(60)	(1)	2,947	1,957	(174)	(3)	1,780
Uruguay	874	13	—	887	602	(5)	—	597
Corporate securities (1c)	7,799	(152)	(56)	7,591	5,308	96	(47)	5,357
Shares	1,640	(258)	—	1,382	83	66	—	149
Bank deposit certificates	305	2	—	307	2,371	—	—	2,371
Securitized real estate loans	—	—	—	—	25	1	—	26
Debentures	956	(23)	(44)	889	387	(10)	(43)	334
Eurobonds and other	4,895	127	(9)	5,013	2,439	39	(1)	2,477
Other	3	—	(3)	—	3	—	(3)	—

Total	107,435	2,600	(93)	109,942	74,700	2,046	(86)	76,660

(1)

Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 35,203 (R$ 27,864 at 12/31/2019), b) R$ 2,398 (R$ 590 at 12/31/2019) and c) R$ 518, totaling R$ 38,119 (R$ 28,454 at 12/31/2019).

(2)

In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2020		12/31/2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	33,094	32,872	10,258	10,272
Non-stated maturity	1,640	1,382	83	149
Up to one year	31,454	31,490	10,175	10,123
Non-current	74,341	77,070	64,442	66,388
From one to five years	52,825	54,452	45,704	46,456
From five to ten years	14,084	14,852	11,101	11,649
After ten years	7,432	7,766	7,637	8,283

Total	107,435	109,942	74,700	76,660

Equity instruments at fair value through other comprehensive income- securities are presented in the table below:

	12/31/2020
	Gross carrying amount	Adjustments to fair value (in Stockholders’ equity)	Expected loss	Fair Value
Shares	1,640	(258)	—	1,382

Total	1,640	(258)	—	1,382

	12/31/2019
	Gross carrying amount	Adjustments to fair value (in Stockholders’ equity)	Expected loss	Fair Value
Shares	83	66	—	149

Total	83	66	—	149

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	12/31/2020		12/31/2019
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	1,640	1,382	83	149
Non-stated maturity	1,640	1,382	83	149

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-51

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2020
Financial assets at fair value through other comprehensive income	(86)	(8)	(17)	18	—	—	—	—	(93)

Brazilian government securities	(36)	—	—	—	—	—	—	—	(36)
Other	(36)	—	—	—	—	—	—	—	(36)
Government securities - abroad	(3)	2	(1)	1	—	—	—	—	(1)
Corporate securities	(47)	(10)	(16)	17	—	—	—	—	(56)
Debentures	(43)	—	(1)	—	—	—	—	—	(44)
Eurobonds and other	(1)	(10)	(15)	17	—	—	—	—	(9)
Other	(3)	—	—	—	—	—	—	—	(3)

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2019
Financial assets at fair value through other comprehensive income	(85)	—	(1)	—	—	—	—	—	(86)

Brazilian government securities	(36)	—	—	—	—	—	—	—	(36)
Other	(36)	—	—	—	—	—	—	—	(36)
Government securities - abroad	—	(2)	(1)	—	—	—	—	—	(3)
Corporate securities	(49)	2	—	—	—	—	—	—	(47)
Debentures	(43)	—	—	—	—	—	—	—	(43)
Eurobond and other	(3)	2	—	—	—	—	—	—	(1)
Other	(3)	—	—	—	—	—	—	—	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	12/31/2020				12/31/2019
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1a)	64,568	(44)	64,524	56,355	(52)	56,303
Government securities – abroad	19,095	(14)	19,081	17,226	—	17,226
Colombia	500	—	500	335	—	335
Chile	705	(1)	704	621	—	621
Korea	3,951	(4)	3,947	3,427	—	3,427
Spain	4,847	(3)	4,844	4,984	—	4,984
United States	—	—	—	80	—	80
Mexico	9,042	(6)	9,036	7,763	—	7,763
Uruguay	50	—	50	16	—	16
Corporate securities (1b)	46,141	(3,007)	43,134	59,538	(2,601)	56,937
Rural product note	3,499	(25)	3,474	5,388	(47)	5,341
Bank deposit certificates	30	—	30	54	—	54
Real estate receivables certificates	4,806	(12)	4,794	5,844	(2)	5,842
Debentures	34,849	(2,952)	31,897	41,053	(2,532)	38,521
Eurobonds and other	209	(1)	208	1,083	(1)	1,082
Promissory notes	2,023	(10)	2,013	5,001	(3)	4,998
Other	725	(7)	718	1,115	(16)	1,099

Total	129,804	(3,065)	126,739	133,119	(2,653)	130,466

(1)

Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 13,786 (R$ 9,583 at 12/31/2019); b) R$ 14,364 (R$ 17,457 at 12/31/2019), totaling R$ 28,150 (R$ 27,040 at 12/31/2019).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2020		12/31/2019
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	38,285	37,672	30,113	29,766
Up to one year	38,285	37,672	30,113	29,766
Non-current	91,519	89,067	103,006	100,700
From one to five years	56,447	55,070	57,120	56,178
From five to ten years	24,434	23,697	34,599	33,512
After ten years	10,638	10,300	11,287	11,010

Total	129,804	126,739	133,119	130,466

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-52

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Reconciliation of expected loss to financial assets at amortized cost- securities, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	(198)	(113)	(172)	311	21	—	—	(34)	(185)

Brazilian government securities	(52)	8	—	—	—	—	—	—	(44)
Government securities - abroad	—	8	(34)	12	—	—	—	—	(14)
Chile	—	(1)	—	—	—	—	—	—	(1)
Colombia	—	—	(2)	2	—	—	—	—	—
Korea	—	7	(14)	3	—	—	—	—	(4)
Spain	—	—	(3)	—	—	—	—	—	(3)
Mexico	—	2	(15)	7	—	—	—	—	(6)
Corporate securities	(146)	(129)	(138)	299	21	—	—	(34)	(127)
Rural product note	(9)	15	(44)	15	—	—	—	—	(23)
Real estate receivables certificates	(2)	(10)	(9)	13	—	—	—	—	(8)
Debentures	(131)	(124)	(60)	250	21	—	—	(34)	(78)
Eurobond and other	(1)	(6)	(2)	8	—	—	—	—	(1)
Promissory notes	(3)	(7)	(10)	10	—	—	—	—	(10)
Other	—	3	(13)	3	—	—	—	—	(7)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	(58)	(9)	(67)	61	—	54	(21)	(13)	(53)

Corporate securities	(58)	(9)	(67)	61	—	54	(21)	(13)	(53)
Rural product note	(5)	(3)	—	5	—	1	—	—	(2)
Real estate receivables certificates	—	(4)	—	—	—	—	—	—	(4)
Debentures	(53)	(1)	(67)	55	—	53	(21)	(13)	(47)
Eurobond and other	—	(1)	—	1	—	—	—	—	—

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2020
Financial assets at amortized cost	(2,397)	(1,278)	(238)	1,093	34	13	—	(54)	(2,827)

Corporate securities	(2,397)	(1,278)	(238)	1,093	34	13	—	(54)	(2,827)
Rural product note	(33)	(7)	(1)	42	—	—	—	(1)	—
Debentures	(2,348)	(1,287)	(207)	1,021	34	13	—	(53)	(2,827)
Other	(16)	16	(30)	30	—	—	—	—	—

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	(223)	36	(38)	48	74	—	(75)	(20)	(198)

Brazilian government securities	—	7	—	—	—	—	(59)	—	(52)
Government securities - abroad - Colombia	(4)	5	(3)	2	—	—	—	—	—
Corporate securities	(219)	24	(35)	46	74	—	(16)	(20)	(146)
Rural product note	(7)	4	(7)	1	—	—	—	—	(9)
Real estate receivables certificates	(2)	—	(4)	23	—	—	—	(19)	(2)
Debentures	(206)	19	(21)	20	74	—	(16)	(1)	(131)
Eurobond and other	(2)	—	—	1	—	—	—	—	(1)
Promissory notes	(2)	1	(3)	1	—	—	—	—	(3)

Stage 2	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	(824)	82	(2)	66	75	619	(74)	—	(58)

Brazilian government securities	(59)	—	—	—	59	—	—	—	—
Corporate securities	(765)	82	(2)	66	16	619	(74)	—	(58)
Rural product note	—	(8)	(2)	—	—	5	—	—	(5)
Debentures	(765)	90	—	66	16	614	(74)	—	(53)

Stage 3	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2019
Financial assets at amortized cost	(2,599)	(35)	(193)	1,029	20	—	—	(619)	(2,397)

Corporate securities	(2,599)	(35)	(193)	1,029	20	—	—	(619)	(2,397)
Rural product note	(173)	(3)	(50)	198	—	—	—	(5)	(33)
Real estate receivables certificates	(361)	16	—	326	19	—	—	—	—
Debentures	(2,037)	(48)	(127)	477	1	—	—	(614)	(2,348)
Promissory notes	(11)	—	—	11	—	—	—	—	—
Other	(17)	—	(16)	17	—	—	—	—	(16)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-53

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 10 - Loan and lease operations

a)	Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	12/31/2020	12/31/2019
Individuals	255,483	240,490
Credit card	87,073	91,676
Personal loan	35,346	34,892
Payroll loans	55,508	49,608
Vehicles	23,290	18,968
Mortgage loans	54,266	45,346
Corporate	134,521	100,789
Micro / small and medium companies	121,955	90,733
Foreign loans - Latin America	202,145	153,779

Total loans and lease operations	714,104	585,791

Provision for Expected Loss (1)	(48,322)	(37,508)

Total loans and lease operations, net of Expected Credit Loss	665,782	548,283

(1)	Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (907) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,485) (R$ (3,303) at 12/31/2019).

By maturity	12/31/2020	12/31/2019
Overdue as from 1 day	18,683	21,263
Falling due up to 3 months	172,497	165,028
Falling due from 3 months to 12 months	181,033	149,388
Falling due after 1 year	341,891	250,112

Total loans and lease operations	714,104	585,791

By concentration	12/31/2020	12/31/2019
Largest debtor	7,243	5,389
10 largest debtors	37,863	29,340
20 largest debtors	54,812	44,712
50 largest debtors	83,438	71,965
100 largest debtors	112,333	97,695

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-54

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

b)	Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition/ (Settlement)	Closing balance 12/31/2020
Individuals	199.907	(32.363)	(1.779)	10.186	38	—	23.169	199.158
Corporate	91.448	(2.822)	(82)	996	299	—	33.826	123.665
Micro / Small and medium companies	77.722	(14.370)	(1.501)	4.827	875	—	29.231	96.784
Foreign loans - Latin America	132.812	(12.793)	(2.456)	3.229	47	—	46.762	167.601

Total	501.889	(62.348)	(5.818)	19.238	1.259	—	132.988	587.208

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition/ (Settlement)	Closing balance 12/31/2020
Individuals	19.070	(10.186)	(7.158)	32.363	964	—	(4.260)	30.793
Corporate	911	(996)	(370)	2.822	51	—	375	2.793
Micro / Small and medium companies	7.225	(4.827)	(2.193)	14.370	483	—	907	15.965
Foreign loans - Latin America	14.714	(3.229)	(11.998)	12.793	834	—	3.578	16.692

Total	41.920	(19.238)	(21.719)	62.348	2.332	—	600	66.243

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition/ (Settlement)	Closing balance 12/31/2020
Individuals	21.513	(38)	(964)	1.779	7.158	(11.764)	7.848	25.532
Corporate	8.430	(299)	(51)	82	370	570	(1.039)	8.063
Micro / Small and medium companies	5.786	(875)	(483)	1.501	2.193	(1.836)	2.920	9.206
Foreign loans - Latin America	6.253	(47)	(834)	2.456	11.998	(608)	(1.366)	17.852

Total	41.982	(1.259)	(2.332)	5.818	21.719	(13.638)	8.363	60.653

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	240.490	(11.764)	26.757	255.483
Corporate	100.789	570	33.162	134.521
Micro / Small and medium companies	90.733	(1.836)	33.058	121.955
Foreign loans—Latin America	153.779	(608)	48.974	202.145
Total	585.791	(13.638)	141.951	714.104

(*)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	177,488	(19,661)	(2,009)	8,680	—	—	35,409	199,907
Corporate	87,344	(904)	(36)	875	8	—	4,161	91,448
Micro / Small and medium companies	60,471	(5,484)	(823)	3,224	44	—	20,290	77,722
Foreign loans - Latin America	134,323	(12,022)	(1,001)	5,029	74	—	6,409	132,812

Total	459,626	(38,071)	(3,869)	17,808	126	—	66,269	501,889

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	17,029	(8,680)	(7,579)	19,661	977	—	(2,338)	19,070
Corporate	2,038	(875)	(753)	904	1	—	(404)	911
Micro / Small and medium companies	6,059	(3,224)	(1,841)	5,484	483	—	264	7,225
Foreign loans - Latin America	11,768	(5,029)	(3,335)	12,022	731	—	(1,443)	14,714

Total	36,894	(17,808)	(13,508)	38,071	2,192	—	(3,921)	41,920

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	18,047	—	(977)	2,009	7,579	(9,710)	4,565	21,513
Corporate	9,674	(8)	(1)	36	753	(868)	(1,156)	8,430
Micro / Small and medium companies	5,869	(44)	(483)	823	1,841	(2,011)	(209)	5,786
Foreign loans - Latin America	5,981	(74)	(731)	1,001	3,335	(1,710)	(1,549)	6,253

Total	39,571	(126)	(2,192)	3,869	13,508	(14,299)	1,651	41,982

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	212,564	(9,710)	37,636	240,490
Corporate	99,056	(868)	2,601	100,789
Micro / Small and medium companies	72,399	(2,011)	20,345	90,733
Foreign loans - Latin America	152,072	(1,710)	3,417	153,779

Total	536,091	(14,299)	63,999	585,791

(*)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-55

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c)	Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(5,215)	1,541	197	(525)	—	—	(1,401)	(5,403)
Corporate	(506)	205	3	(180)	(17)	—	(245)	(740)
Micro / Small and medium companies	(1,092)	698	90	(306)	(41)	—	(622)	(1,273)
Foreign loans - Latin America	(1,353)	275	513	(104)	(12)	—	(1,708)	(2,389)

Total	(8,166)	2,719	803	(1,115)	(70)	—	(3,976)	(9,805)

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(2,811)	525	2,872	(1,541)	(69)	—	(2,231)	(3,255)
Corporate	(91)	180	63	(205)	(9)	—	(1,199)	(1,261)
Micro / Small and medium companies	(890)	306	550	(698)	(92)	—	(513)	(1,337)
Foreign loans - Latin America	(2,765)	104	2,084	(275)	(218)	—	(959)	(2,029)

Total	(6,557)	1,115	5,569	(2,719)	(388)	—	(4,902)	(7,882)

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(11,427)	—	69	(197)	(2,872)	11,764	(9,809)	(12,472)
Corporate	(6,288)	17	9	(3)	(63)	(570)	946	(5,952)
Micro / Small and medium companies	(2,567)	41	92	(90)	(550)	1,836	(2,521)	(3,759)
Foreign loans - Latin America	(2,503)	12	218	(513)	(2,084)	608	(4,190)	(8,452)

Total	(22,785)	70	388	(803)	(5,569)	13,638	(15,574)	(30,635)

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal (2)	Closing balance at 12/31/2020 (3)
Individuals	(19,453)	11,764	(13,441)	(21,130)
Corporate	(6,885)	(570)	(498)	(7,953)
Micro / Small and medium companies	(4,549)	1,836	(3,656)	(6,369)
Foreign loans - Latin America	(6,621)	608	(6,857)	(12,870)

Total	(37,508)	13,638	(24,452)	(48,322)

(1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2)

The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3)	Comprises Expected Credit Loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(3,892)	846	282	(264)	—	—	(2,187)	(5,215)
Corporate	(520)	59	1	(158)	—	—	112	(506)
Micro / Small and medium companies	(1,123)	225	72	(148)	(10)	—	(108)	(1,092)
Foreign loans - Latin America	(1,396)	258	18	(160)	(40)	—	(33)	(1,353)

Total	(6,931)	1,388	373	(730)	(50)	—	(2,216)	(8,166)

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(2,116)	264	3,117	(846)	(155)	—	(3,075)	(2,811)
Corporate	(549)	158	245	(59)	—	—	114	(91)
Micro / Small and medium companies	(603)	148	514	(225)	(144)	—	(580)	(890)
Foreign loans - Latin America	(1,183)	160	562	(258)	(268)	—	(1,778)	(2,765)

Total	(4,451)	730	4,438	(1,388)	(567)	—	(5,319)	(6,557)

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(8,417)	—	155	(282)	(3,117)	9,710	(9,476)	(11,427)
Corporate	(8,231)	—	—	(1)	(245)	868	1,321	(6,288)
Micro / Small and medium companies	(2,873)	10	144	(72)	(514)	2,011	(1,273)	(2,567)
Foreign loans - Latin America	(2,606)	40	268	(18)	(562)	1,710	(1,335)	(2,503)

Total	(22,127)	50	567	(373)	(4,438)	14,299	(10,763)	(22,785)

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	(Increase) / Reversal (2)	Closing balance at 12/31/2019 (3)
Individuals	(14,425)	9,710	(14,738)	(19,453)
Corporate	(9,300)	868	1,547	(6,885)
Micro / Small and medium companies	(4,599)	2,011	(1,961)	(4,549)
Foreign loans - Latin America	(5,185)	1,710	(3,146)	(6,621)

Total	(33,509)	14,299	(18,298)	(37,508)

(1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2)	Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the Provision for Expected Loss in the amount of R$ 8.
(3)	Comprises expected credit loss for Financial Guarantees R$ (837) (R$ (1,191) at 12/31/2018) and Loan Commitments R$ (3,303) (R$ (2,601) at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-56

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

d)	Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2020			12/31/2019
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,277	(597)	1,680	1,899	(421)	1,478
Up to 1 year	2,277	(597)	1,680	1,899	(421)	1,478
Non-current	10,553	(2,956)	7,597	8,613	(2,640)	5,973
From 1 to 2 years	1,809	(472)	1,337	1,535	(439)	1,096
From 2 to 3 years	1,424	(398)	1,026	1,223	(368)	855
From 3 to 4 years	1,153	(337)	816	982	(310)	672
From 4 to 5 years	930	(289)	641	1,001	(287)	714
Over 5 years	5,237	(1,460)	3,777	3,872	(1,236)	2,636

Total	12,830	(3,553)	9,277	10,512	(3,061)	7,451

Financial lease revenues are composed of:

	01/01 to 12/31/2020	01/01 to 12/31/2019
Financial Income	645	612
Variable payments	40	39

Total	685	651

e)	Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

	12/31/2020				12/31/2019
	Assets		Liabilities (*)		Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	349	366	347	362	1,305	1,352	1,303	1,349
Working capital	1,297	1,299	1,310	1,312	1,211	1,213	1,207	1,208
Other	—	—	—	—	—	—	1	1

Total	1,646	1,665	1,657	1,674	2,516	2,565	2,511	2,558

(*)	Under Other liabilities.

From 01/01 to 12/31/2020 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 309, net of the Allowance for Loan Losses (R$ 403 from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-57

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 11 - Investments in associates and joint ventures

a)	The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	12/31/2020	01/01 to 12/31/2020
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (a)	15.344	1.556	(59)	1.497
Joint ventures (b)	226	(157)	—	(157)

Total	15.570	1.399	(59)	1.340

	12/31/2019	01/01 to 12/31/2019			01/01 to 12/31/2018
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates (a)	14.870	1.380	1	1.381	798
Joint ventures (b)	227	(65)	—	(65)	(51)

Total	15.097	1.315	1	1.316	747

(a)

At 12/31/2020, this includes interest in total capital and voting capital of the following companies: XP Inc. (41% total capital and 29.32% voting capital; 46.05% total capital and 32.49% voting capital at 12/31/2019); Pravaler S.A. (52.65% total capital and 42.42% voting capital, 52.67% total capital and 42.49% voting capital at 12/31/2019); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2019); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2019); Gestora de Inteligência de Crédito S.A. (20% total and voting capital; 20% at 12/31/2019), Compañia Uruguaya de Medios de Procesamiento S.A. (31.47% total and voting capital; 31.93% at 12/31/2019); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2019); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2019) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; and 28.95% at 12/31/2019). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(b)

At 12/31/2020, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2019); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2019) and includes result not arising from subsidiaries’ net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-58

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 12 – Lease - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended December 31, 2020, total cash outflow with lease amounted to R$ 673. Lease agreements in the amount of R$ 455 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below:

	12/31/2020	12/31/2019
Up to 3 months	333	320
3 months to 1 year	945	886
From 1 to 5 years	2,830	2,457
Over 5 years	1,930	1,135

Total Financial Liability	6,038	4,798

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 12/31/2020	01/01 to 12/31/2019
Sublease revenues	8	12
Depreciation expenses	(1,209)	(1,060)
Interest expenses	(227)	(271)
Lease expenses for low value assets	(87)	(82)
Variable expenses not include in lease liabilities	(66)	(81)

Total	(1,581)	(1,482)

In the period from 01/01 to 12/31/2020, there was no impairment adjustment (R$ (175) from 01/01 to 12/31/2019), recorded under the heading General and Administrative Expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-59

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 13 - Fixed assets

		Real estate		Other fixed assets
Fixed Assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%
Cost
Balance at 12/31/2019	734	1,099	3,065	2,560	1,729	1,260	9,564	1,335	21,346
Acquisitions	457	1	37	39	59	77	976	70	1,716
Disposals	(38)	(27)	(79)	(327)	(30)	(104)	(471)	(25)	(1,101)
Exchange variation	—	4	20	191	29	83	152	12	491
Transfers	(596)	—	196	303	79	4	10	—	(4)
Other (2)	6	25	(85)	84	(3)	65	(1,984)	15	(1,877)
Balance at 12/31/2020	563	1,102	3,154	2,850	1,863	1,385	8,247	1,407	20,571
Depreciation
Balance at 12/31/2019	—	—	(1,823)	(1,755)	(1,147)	(909)	(7,536)	(983)	(14,153)
Depreciation expenses	—	—	(81)	(285)	(147)	(82)	(777)	(122)	(1,494)
Disposals	—	—	50	320	25	94	418	22	929
Exchange variation	—	—	(4)	(103)	(19)	(52)	(117)	(12)	(307)
Other (2)	—	—	8	(62)	30	(64)	1,639	(13)	1,538
Balance at 12/31/2020	—	—	(1,850)	(1,885)	(1,258)	(1,013)	(6,373)	(1,108)	(13,487)
Impairment
Balance at 12/31/2019	—	—	—	—	—	—	(27)	—	(27)
Increase	—	—	(3)	(112)	(2)	(3)	—	—	(120)
Reversals	—	—	—	—	—	—	—	—	—
Balance at 12/31/2020	—	—	(3)	(112)	(2)	(3)	(27)	—	(147)
Book value
Balance at 12/31/2020	563	1,102	1,301	853	603	369	1,847	299	6,937

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2—Off balance commitments).
(2)	Includes the total amount of R$ 54 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-60

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

		Real estate		Other fixed assets
Fixed Assets	Fixed assets under construction	Land	Buildings	Improvements	Installations		Furniture and equipment		Data processing systems (1)		Other (communication, security and transportation)		Total
Annual depreciation rates			4%	10%	10% to 2	0%	10% to 2	0%	20% to 5	0%	10% to 2	0%
Cost
Balance at 12/31/2018	556	1,084	3,111	2,487	1,988		1,209		9,328		1,253		21,016
Acquisitions	473	14	38	60	10		68		868		90		1,621
Disposals	—	(8)	(30)	(97)	(10)		(7)		(534)		(5)		(691)
Exchange variation	(1)	—	(6)	(16)	(6)		(12)		(34)		(1)		(76)
Transfers	(278)	—	107	130	27		—		14		—		—
Other (2)	(16)	9	(155)	(4)	(280)		2		(78)		(2)		(524)
Balance at 12/31/2019	734	1,099	3,065	2,560	1,729		1,260		9,564		1,335		21,346
Depreciation
Balance at 12/31/2018	—	—	(1,929)	(1,670)	(1,290)		(834)		(7,128)		(863)		(13,714)
Depreciation expenses	—	—	(79)	(191)	(136)		(87)		(1,043)		(126)		(1,662)
Disposals	—	—	21	94	8		6		483		4		616
Exchange variation	—	—	5	8	4		6		21		1		45
Other (2)	—	—	159	4	267		—		131		1		562
Balance at 12/31/2019	—	—	(1,823)	(1,755)	(1,147)		(909)		(7,536)		(983)		(14,153)
Impairment
Balance at 12/31/2018	—	—	—	—	—		—		—		—		—
Increase	—	—	—	—	—		—		(27)		—		(27)
Reversals	—	—	—	—	—		—		—		—		—
Balance at 12/31/2019	—	—	—	—	—		—		(27)		—		(27)
Book value
Balance at 12/31/2019	734	1,099	1,242	805	582		351		2,001		352		7,166

(1)

Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements.

(2)	Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-61

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 14 – Goodwill and Intangible assets

		Intangible assets
	Goodwill and intangible from acquisition	Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (1)	Total
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2019	11,158	2,518	5,899	5,716	2,971	28,262
Acquisitions	287	—	795	1,968	541	3,591
Rescissions / disposals	—	—	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,514	320	901	—	232	3,967
Other (3)	—	(16)	10	—	(333)	(339)
Balance at 12/31/2020	13,959	2,822	6,484	7,664	3,274	34,203
Amortization
Balance at 12/31/2019	—	(1,057)	(3,206)	(2,497)	(1,242)	(8,002)
Amortization expense (2)	—	(174)	(825)	(779)	(457)	(2,235)
Rescissions / disposals	—	—	834	—	136	970
Exchange variation	—	(126)	(451)	—	(174)	(751)
Other (3)	—	10	(32)	(12)	327	293
Balance at 12/31/2020	—	(1,347)	(3,680)	(3,288)	(1,410)	(9,725)
Impairment (Note 2.4h)
Balance at 12/31/2019	—	—	(171)	(370)	—	(541)
Increase	(5,772)	(789)	(33)	(13)	—	(6,607)
Disposals	—	—	—	—	—	—
Balance at 12/31/2020	(5,772)	(789)	(204)	(383)	—	(7,148)
Book value
Balance at 12/31/2020	8,187	686	2,600	3,993	1,864	17,330

(1)	Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(2)

Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23).

(3)	Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú Corpbanca’s goodwill in the amount of R$ 3,606.

ITAÚ UNIBANCO HOLDING recognized adjustments to the recoverable amount of goodwill and intangible assets related to Itaú Corpbanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash

Generating Unit (CGU) in which Itáu Corpbanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca’s market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-62

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

		Intangible assets (1)
	Goodwill and intangible from acquisition	Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (2)	Total
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2018	11,464	2,529	5,247	4,529	2,360	26,129
Acquisitions	—	—	789	1,187	715	2,691
Rescissions / disposals	(26)	(4)	(93)	—	(130)	(253)
Exchange variation	(285)	22	(84)	—	6	(341)
Other (4)	5	(29)	40	—	20	36
Balance at 12/31/2019	11,158	2,518	5,899	5,716	2,971	28,262
Amortization
Balance at 12/31/2018	(26)	(867)	(2,501)	(1,823)	(1,015)	(6,232)
Amortization expense (3)	—	(218)	(675)	(674)	(332)	(1,899)
Rescissions / disposals	26	4	28	—	130	188
Exchange variation	—	(5)	45	—	(13)	27
Other (4)	—	29	(103)	—	(12)	(86)
Balance at 12/31/2019	—	(1,057)	(3,206)	(2,497)	(1,242)	(8,002)
Impairment (Note 2.4h)
Balance at 12/31/2018	—	—	(225)	(343)	—	(568)
Incresase	—	—	(4)	(27)	—	(31)
Disposals	—	—	58	—	—	58
Balance at 12/31/2019	—	—	(171)	(370)	—	(541)
Book value
Balance at 12/31/2019	11,158	1,461	2,522	2,849	1,729	19,719

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 273, achievable by 2020.
(2)	Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)

Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses (Note 23).

(4)	Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-63

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 15 – Deposits

	12/31/2020			12/31/2019
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	376,139	297,995	674,134	251,882	172,863	424,745
Savings deposits	179,470	—	179,470	144,558	—	144,558
Interbank deposits	3,185	245	3,430	2,866	155	3,021
Time deposits	193,484	297,750	491,234	104,458	172,708	277,166
Non-interest bearing deposits	134,876	—	134,876	82,315	—	82,315
Demand deposits	134,805	—	134,805	82,306	—	82,306
Others deposits	71	—	71	9	—	9
Total	511,015	297,995	809,010	334,197	172,863	507,060

Note 16 – Financial liabilities designated at fair value through profit or loss

	12/31/2020			12/31/2019
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Shares	—	—	—	11	—	11
Debt securities	11	132	143	38	152	190

Total	11	132	143	49	152	201

The effect of credit risk of these instruments is not significant at 12/31/2020 and 12/31/2019.

Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-64

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a)	Securities sold under repurchase agreements

The table below shows the breakdown of funds:

		12/31/2020			12/31/2019
	Interest rate (p.a.)	Current	Non- current	Total	Current	Non- current	Total
Assets pledged as collateral		45,961	564	46,525	67,065	2,696	69,761
Government securities	1.70% to 1.90%	22,088	—	22,088	46,271	—	46,271
Corporate securities	45% of CDI to 98.5% of CDI	20,773	—	20,773	17,665	—	17,665
Own issue	100% of Selic to 16.40%	1,965	20	1,985	2,831	2,427	5,258
Foreign	0.03% to 2.20%	1,135	544	1,679	298	269	567
Assets received as collateral	1.38% to 1.90%	151,370	—	151,370	140,004	—	140,004
Right to sell or repledge the collateral	0.01% to 10.0%	27,851	47,618	75,469	16,807	30,011	46,818

Total		225,182	48,182	273,364	223,876	32,707	256,583

b)	Interbank market funds

		12/31/2020			12/31/2019
	Interest rate (p.a.)	Current	Non- current	Total	Current	Non- current	T otal
Financial bills	2.76% to 29.34%	21,898	21,691	43,589	20,829	44,604	65,433
Real state credit bills	1.65% to 11.83%	2,600	1,605	4,205	6,194	1,441	7,635
Agribusiness credit bills	1.39% to 14.30%	10,166	4,119	14,285	14,543	6,661	21,204
Guaranteed real state notes	2.62% to 9.43%	437	10,592	11,029	—	4,320	4,320
Import and export financing	0% to 9.60%	56,148	15,322	71,470	59,810	4,812	64,622
On-lending-domestic	0% to 18%	3,672	7,785	11,457	3,863	7,785	11,648

Total		94,921	61,114	156,035	105,239	69,623	174,862

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c)	Institutional market funds

		12/31/2020			12/31/2019
	Interest rate (p.a.)	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (1)	LIBOR to IGPM + 4.63%	12,125	62,791	74,916	4,098	55,364	59,462
Obligations on securities abroad	(0.05%) to 29.75%	6,636	55,797	62,433	9,162	34,510	43,672
Raisings through Structured Operations Certificates (2)	1.41% to 11.12%	578	381	959	575	535	1,110

Total		19,339	118,969	138,308	13,835	90,409	104,244

(1)	At 12/31/2020, the amount of R$ 41,000 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.
(2)	At 12/31/2020, the fair value of raisings through Structured Operations Certificates issued is R$ 1,018 (R$ 1,204 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-65

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 18 - Other assets and liabilities

a)	Other assets

	12/31/2020			12/31/2019
	Current	Non- current	Total	Current	Non- current	Total
Financial	81,144	12,117	93,261	87,498	7,254	94,752
At Amortized Cost	81,138	12,117	93,255	87,498	7,254	94,752
Receivables from credit card issuers	43,511	—	43,511	42,395	—	42,395
Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e)	1,338	11,355	12,693	7,990	6,530	14,520
Trading and intermediation of securities	28,021	233	28,254	26,544	207	26,751
Income receivable	2,941	38	2,979	3,236	—	3,236
Operations without credit granting characteristics, net of provisions	2,995	481	3,476	3,612	5	3,617
Insurance and reinsurance operations	1,312	10	1,322	836	511	1,347
Net amount receivables from reimbursement of provisions (Note 29d)	919	—	919	978	—	978
Deposits in guarantee of fund raisings abroad	101	—	101	1,864	1	1,865
Other	—	—	—	43	—	43
At Fair Value Through Profit or Loss	6	—	6	—	—	—
Other financial assets	6	—	6	—	—	—
Non-financial	9,175	6,598	15,773	9,323	5,368	14,691
Sundry foreign	713	4	717	639	7	646
Prepaid expenses	3,230	1,174	4,404	3,288	1,038	4,326
Sundry domestic	2,552	3	2,555	2,916	9	2,925
Assets of post-employment benefit plans (Note 26e)	—	585	585	—	717	717
Lease right-of-use	76	4,832	4,908	211	3,597	3,808
Other	2,604	—	2,604	2,269	—	2,269

b)	Other liabilities

	12/31/2020			12/31/2019
	Current	Non- current	Total	Current	Non- current	Total
Financial	112,745	6,184	118,929	113,092	3,989	117,081
At Amortized Cost	112,740	6,184	118,924	113,092	3,989	117,081
Credit card operations	92,580	—	92,580	87,361	—	87,361
Trading and intermediation of securities	14,995	126	15,121	18,062	65	18,127
Foreign exchange portfolio	859	—	859	1,245	—	1,245
Finance leases	49	5,020	5,069	207	3,924	4,131
Other	4,257	1,038	5,295	6,217	—	6,217
At Fair Value Through Profit or Loss	5	—	5	—	—	—
Other financial liabilities	5	—	5	—	—	—
Non-financial	35,248	3,263	38,511	26,275	2,063	28,338
Funds in transit	15,944	127	16,071	10,573	11	10,584
Charging and collection of taxes and similar	339	—	339	335	—	335
Social and statutory	6,201	558	6,759	5,057	32	5,089
Deferred income	3,201	—	3,201	2,686	—	2,686
Sundry domestic	2,957	66	3,023	2,118	79	2,197
Personnel provision	1,609	291	1,900	1,569	75	1,644
Provision for sundry payments	2,506	70	2,576	1,761	63	1,824
Obligations on official agreements and rendering of payment services	1,326	—	1,326	1,114	—	1,114
Liabilities from post-employment benefit plans (Note 26e)	—	2,083	2,083	—	1,746	1,746
Other	1,165	68	1,233	1,062	57	1,119

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-66

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 19 – Stockholders’ equity

a)	Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	12/31/2020
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782

Shares of capital stock at 12/31/2019	4,958,290,359	4,845,844,989	9,804,135,348	97,148
Shares of capital stock at 12/31/2020	4,958,290,359	4,845,844,989	9,804,135,348	97,148

Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	—	58,533,585	58,533,585	(1,274)
Result from delivery of treasury shares	—	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	—	41,678,452	41,678,452	(907)

Outstanding shares at 12/31/2020	4,958,290,359	4,804,166,537	9,762,456,896
Outstanding shares at 12/31/2019	4,958,290,359	4,787,311,404	9,745,601,763

	12/31/2019
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2018	4,928,076,320	1,609,055,166	6,537,131,486	64,776
Residents abroad at 12/31/2018	30,214,039	3,236,789,823	3,267,003,862	32,372

Shares of capital stock at 12/31/2018	4,958,290,359	4,845,844,989	9,804,135,348	97,148
Shares of capital stock at 12/31/2019	4,958,290,359	4,845,844,989	9,804,135,348	97,148

Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Treasury shares at 12/31/2018 (1)	—	83,614,426	83,614,426	(1,820)
Result from delivery of treasury shares	—	(25,080,841)	(25,080,841)	546
Treasury shares at 12/31/2019 (1)	—	58,533,585	58,533,585	(1,274)

Outstanding shares at 12/31/2019	4,958,290,359	4,787,311,404	9,745,601,763
Outstanding shares at 12/31/2018	4,958,290,359	4,762,230,563	9,720,520,922

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.

	12/31/2020
Cost / market value	Common	Preferred
Average cost	—	21.76
Market value at 12/31/2020	27.93	31.63

	12/31/2019
Cost / market value	Common	Preferred
Average cost	—	21.76
Market value at 12/31/2019	32.03	37.10

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-67

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

l - Calculation of dividends and interest on capital

	12/31/2020	12/31/2019	12/31/2018
Statutory net income	18,961	26,712	21,945
Adjustments:
(-) Legal reserve - 5%	(948)	(1,336)	(1,097)
Dividend calculation basis	18,013	25,376	20,848
Minimun mandatory dividend - 25%	4,503	6,344	5,212
Dividends and Interest on Capital Paid / Accrued	4,503	18,777	22,437

ll - Stockholders’ compensation

	12/31/2020
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		2,127	(78)	2,049
Dividends - 11 monthly installments paid from February to December 2020	0.0150	1,610	—	1,610
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities)		2,861	(407)	2,454
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	—	146
Interest on capital - credited on December 17, 2020 to be paid until April 30, 2021	0.0544	624	(93)	531
Interest on capital - credited on January 28, 2021 to be paid until April 30, 2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total from 01/01 to 12/31/2020		4,988	(485)	4,503

	12/31/2019
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		9,274	—	9,274
Dividends - 11 monthly installments paid from February to December 2019	0.0150	1,606	—	1,606
Dividends - paid on 08/23/2019	0.7869	7,668	—	7,668
Accrued (Recorded in Other Liabilities)		512	(55)	457
Dividends - 1 monthly installment paid on 01/02/2020	0.0150	146	—	146
Interest on capital - credited on December 19, 2019 to be paid until April 30, 2020	0.0376	366	(55)	311
Identified in Profit Reserves In Stockholders’ Equity	1.0067	9,811	(765)	9,046
Total from 01/01 to 12/31/2019		19,597	(820)	18,777

	12/31/2018
	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / prepaid		5,921	(122)	5,799
Dividends - 11 monthly installments from February to December 2018	0.0150	1,069	—	1,069
Dividends - paid on 08/30/2018	0.6240	4,041	—	4,041
Interest on capital - paid on 08/30/2018	0.1252	811	(122)	689
Accrued (Recorded in Other Liabilities)		248	(15)	233
Dividends - 1 monthly installment paid on 01/02/2019	0.0150	145	—	145
Interest on capital - credited on December 27, 2018 to be paid until April 30, 2019	0.0106	103	(15)	88
Identified in Profit Reserves In Stockholders’ Equity	1.8001	17,498	(1,093)	16,405
Total from 01/01 to 12/31/2018		23,667	(1,230)	22,437

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-68

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c)	Capital reserves and profit reserves

l – Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation.

ll – Appropriated reserves

	12/31/2020	12/31/2019	12/31/2018
Capital reserves	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Profit reserves	16,943	12,663	13,195
Legal (1)	12,274	11,326	9,989
Statutory (2)	16,186	3,043	(2,775)
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)	(11,517)
Special profit reserves (3)	—	9,811	17,498

Total reserves at parent company	17,228	12,948	13,480

(1)	Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
(2)	Its main purpose is to ensure the yield flow to shareholders.
(3)	Refers to Dividends or Interest on Capital declared after 12/31/2020, 12/31/2019 and 12/31/2018.

lll - Unappropriated reserves

Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d)	Non-controlling interests

	Stockholders’ equity		Income
	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Itaú CorpBanca	9,891	11,270	(4,135)	504
Itaú CorpBanca Colômbia S.A.	491	406	(15)	(16)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	580	446	164	131
Luizacred S.A. Soc. Cred. Financiamento Investimento	385	295	102	20
Other	185	123	52	61

Total	11,532	12,540	(3,832)	700

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-69

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Partner Plan	(241)	(242)	(226)
Share-based plan	(489)	(384)	(377)

Total	(730)	(626)	(603)

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

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 12/31/2020	01/01 to 12/31/2019
	Quantity	Quantity
Opening balance	39,305,211	48,871,182

New	10,488,126	8,096,700
Delivered	(11,408,109)	(15,627,167)
Cancelled	(2,093,468)	(2,035,504)

Closing balance	36,291,760	39,305,211

Weighted average of remaining contractual life (years)	1.69	1.59

Market value weighted average (R$)	23.37	25.49

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-70

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 12/31/2020	01/01 to 12/31/2019
	Quantity	Quantity
Opening balance	20,220,934	25,016,145

New	18,329,108	9,794,250
Delivered	(10,574,321)	(14,237,280)
Cancelled	(568,490)	(352,181)

Closing balance	27,407,231	20,220,934

Market value weighted average (R$)	31.22	37.55

Ill – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019.

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

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.

Change in the Simple options plan

	01/01 to 12/31/2020		01/01 to 12/31/2019
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	—	—	3,089,599	22.11
Options vested at the end of the period	—	—	3,089,599	22.11

Options:
Canceled / Forfeited (*)	—	—	(72,318)	24.36
Exercised	—	—	(3,017,281)	22.68

Closing balance	—	—	—	—
Options vested at the end of the period	—	—	—	—

Range of exercise prices		—		22.95
Weighted average of the remaining contractual life (in years)		—		—

Market value weighted average (R$)		—		36.34

(*)	Refers to non-vesting based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-71

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 21 - Interest and similar income and expense and net gain (loss)

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Compulsory deposits in the Central Bank of Brazil	2,242	4,734	5,063
Interbank deposits	1,102	1,173	1,080
Securities purchased under agreements to resell	9,832	16,197	17,365
Financial assets at fair value through other comprehensive income	16,982	10,758	9,194
Financial assets at amortized cost	3,629	2,582	2,614
Loan operations	79,503	81,046	73,640
Other financial assets	(28)	1,033	1,368

Total	113,262	117,523	110,324

b) Interest and similar expense

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Deposits	(17,478)	(18,559)	(17,484)
Securities sold under repurchase agreements	(10,690)	(20,473)	(20,889)
Interbank market funds	(28,878)	(13,231)	(13,587)
Institutional market funds	(8,400)	(6,837)	(6,773)
Financial expense from technical provisions for insurance and private pension	(8,121)	(16,720)	(11,815)
Other	9	(138)	(64)

Total	(73,558)	(75,958)	(70,612)

c) Adjustment to Fair Value of Financial Assets and Liabilities

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Financial assets at fair value through profit or loss	319	3,628	(4,110)
Derivatives (*)	(9,393)	(70)	(260)
Financial assets designated at fair value through profit or loss	(118)	(64)	(218)
Financial assets at fair value through other comprehensive income	1,107	628	(254)
Financial liabilities at fair value through profit or loss	(9)	—	—
Financial liabilities designated at fair value	38	(24)	8

Total	(8,056)	4,098	(4,834)

(*)	Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2020, ITAÚ UNIBANCO HOLDING recognized R$ (419) of Expected Losses (R$ 1 at 12/31/2019) with loss of R$ (7) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ (412) for Financial Assets – Amortized Cost (R$ 993 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-72

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 22 - Commissions and Banking Fees

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Credit and debit cards	13,813	15,619	15,634
Current account services	8,002	7,969	7,802
Asset management	6,951	6,322	5,017
Funds	6,316	5,702	4,470
Consortia	635	620	547
Credit operations and financial guarantees provided	2,298	2,418	2,419
Credit operations	964	1,048	948
Financial guarantees provided	1,334	1,370	1,471
Collection services	1,897	1,831	1,770
Advisory services and brokerage	2,891	2,509	1,632
Custody services	573	501	435
Other	2,132	1,863	2,100

Total	38,557	39,032	36,809

Note 23 - General and administrative expenses

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Personnel expenses	(25,158)	(28,415)	(24,846)
Compensation	(10,212)	(9,548)	(10,226)
Employees’ profit sharing	(4,224)	(5,183)	(4,425)
Welfare benefits	(4,059)	(3,856)	(3,764)
Provision for labor claims and dismissals	(2,922)	(5,640)	(2,907)
Payroll charges	(3,330)	(3,276)	(3,011)
Share-based payment (Note 20)	(241)	(242)	(226)
Training	(107)	(178)	(253)
Other	(63)	(492)	(34)
Administrative expenses	(16,904)	(15,912)	(17,268)
Third party services	(5,148)	(4,571)	(4,482)
Data processing and telecommunications	(3,983)	(4,278)	(4,273)
Installations	(2,005)	(2,068)	(3,306)
Advertising, promotions and publicity	(1,095)	(1,325)	(1,419)
Financial services expenses	(915)	(798)	(790)
Security	(730)	(744)	(754)
Transportation	(347)	(364)	(350)
Materials	(321)	(330)	(339)
Travel expenses	(84)	(240)	(232)
Other (1)	(2,276)	(1,194)	(1,323)
Depreciation and Amortization	(5,064)	(4,630)	(3,332)
Other expenses	(17,081)	(12,055)	(12,092)
Selling – credit cards	(4,391)	(4,958)	(4,285)
Claims losses	(778)	(825)	(675)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(683)	(719)	(632)
Provision for lawsuits civil (Note 29)	(1,080)	(848)	(464)
Provision for tax and social security lawsuits	(191)	(1,898)	(328)
Refund of interbank costs	(270)	(307)	(272)
Impairment (2)	(6,201)	(233)	(168)
Other	(3,487)	(2,267)	(5,268)

Total	(64,207)	(61,012)	(57,538)

(1)	At 12/31/2020 comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 33a).
(2)	The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-73

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (*)	20.00%

(*)

Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation:

Due on operations for the period	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Income / (loss) before income tax and social contribution	5,230	31,243	30,608
Charges (income tax and social contribution) at the rates in effect	(2,354)	(12,497)	(13,774)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	384	614	403
Foreign exchange variation on investments abroad	7,201	711	4,381
Interest on capital	2,765	3,012	3,791
Corporate reorganizations (Note 2.4 a IV)	—	—	628
Other nondeductible expenses net of non taxable income (*)	(16,651)	(932)	2,007
Income tax and social contribution expenses	(8,655)	(9,092)	(2,564)
Related to temporary differences
Increase / (reversal) for the period	18,489	5,750	(2,650)
Increase / (reversal) of prior periods	—	(88)	245
(Expenses) / Income from deferred taxes	18,489	5,662	(2,405)

Total income tax and social contribution expenses	9,834	(3,430)	(4,969)

(*)	Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-74

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income	43,380	(12,631)	29,499	60,248
Provision for expected loss	22,860	(3,885)	8,958	27,933
Related to tax losses and social contribution loss carryforwards	2,585	(540)	3,483	5,528
Provision for profit sharing	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	1,530	(877)	917	1,570
Provisions	6,208	(2,064)	1,701	5,845

Civil lawsuits	1,413	(547)	465	1,331
Labor claims	3,251	(1,338)	1,143	3,056
Tax and social security lawsuits	1,544	(179)	93	1,458
Legal obligations	723	(7)	58	774
Adjustments of operations carried out on the futures settlement market	84	(84)	52	52
Adjustment to Fair Value of Financial Assets – At Fair Value Through Profit or Loss	738	(738)	8,315	8,315
Provision relating to health insurance operations	348	—	8	356
Other	6,142	(2,274)	4,104	7,972
Reflected in stockholders’ equity	2,354	(1,191)	212	1,375
Adjustment to Fair Value of Financial Assets – At Fair Value Through Other Comprehensive Income	766	(762)	56	60
Cash flow hedge	1,187	(429)	—	758
Other	401	—	156	557

Total (1)(2)	45,734	(13,822)	29,711	61,623

(1)	Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.
(2)

The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	37,252	(13,667)	19,795	43,380
Provision for expected loss	18,563	(4,712)	9,009	22,860
Related to tax losses and social contribution loss carryforwards	4,391	(2,339)	533	2,585
Provision for profit sharing	1,844	(1,844)	2,162	2,162
Provision for devaluation of securities with permanent impairment	1,729	(902)	703	1,530
Provisions	4,464	(1,552)	3,296	6,208

Civil lawsuits	1,586	(651)	478	1,413
Labor claims	2,037	(790)	2,004	3,251
Tax and social security lawsuits	841	(111)	814	1,544
Goodwill on purchase of investments	60	(60)	—	—
Legal obligations	676	(57)	104	723
Adjustments of operations carried out in futures settlement market	98	(98)	84	84
Adjustment to Fair Value of Financial Assets – At Fair Value Through Profit or Loss	631	(631)	738	738
Provision relating to health insurance operations	343	—	5	348
Other	4,453	(1,472)	3,161	6,142
Reflected in stockholders’ equity	1,888	(509)	975	2,354
Adjustment to Fair Value of Financial Assets – At Fair Value Through Other Comprehensive Income	383	(163)	546	766
Cash flow hedge	1,149	(93)	131	1,187
Other	356	(253)	298	401

Total (1) (2)	39,140	(14,176)	20,770	45,734

(1)	Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.
(2)

At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-75

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

II – The deferred tax liabilities and its changes are represented by:

	12/31/2019	Realization / reversal	Increase	12/31/2020
Reflected in income	6,610	(2,951)	1,194	4,853
Depreciation in excess finance lease	202	(57)	—	145
Adjustment of deposits in guarantee and provisions	1,531	(133)	6	1,404
Post-employment benefits	282	(111)	9	180
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	452	452
Adjustment to Fair Value of Financial Assets – At Fair Value Through Profit or Loss	1,149	(1,149)	136	136
Taxation of results abroad – capital gains	581	—	63	644
Other	1,535	(171)	528	1,892
Reflected in stockholders’ equity	1,268	(859)	199	608
Adjustment to Fair Value of Financial Assets – At Fair Value Through Other Comprehensive Income	1,228	(826)	199	601
Cash flow hedge	30	(26)	—	4
Post-employment benefits	10	(7)	—	3

Total (*)	7,878	(3,810)	1,393	5,461

(*)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.

	12/31/2018	Realization / reversal	Increase	12/31/2019
Reflected in income	6,144	(3,863)	4,329	6,610
Depreciation in excess finance lease	346	(144)	—	202
Adjustment of deposits in guarantee and provisions	1,348	(29)	212	1,531
Post-employment benefits	287	(56)	51	282
Adjustments of operations carried out on the futures settlement market	923	(923)	1,330	1,330
Adjustment to Fair Value of Financial Assets – At Fair Value Through Profit or Loss	1,790	(1,790)	1,149	1,149
Taxation of results abroad – capital gains	659	(142)	64	581
Other	791	(779)	1,523	1,535
Reflected in stockholders’ equity	662	(262)	868	1,268
Adjustment to Fair Value of Financial Assets – At Fair Value Through Other Comprehensive Income	474	(107)	861	1,228
Cash flow hedge	168	(142)	4	30
Post-employment benefits	7	—	3	10
Other	13	(13)	—	—

Total (*)	6,806	(4,125)	5,197	7,878

(*)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

III – The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2021	10,792	19%	971	18%	11,763	19%	(168)	3%	11,595	21%
2022	15,832	28%	521	9%	16,353	27%	(500)	9%	15,853	28%
2023	14,821	26%	566	10%	15,387	25%	(186)	4%	15,201	27%
2024	3,245	6%	664	12%	3,909	6%	(136)	2%	3,773	7%
2025	2,571	5%	714	13%	3,285	5%	(212)	4%	3,073	5%
After 2025	8,834	16%	2,092	38%	10,926	18%	(4,259)	78%	6,667	12%
Total	56,095	100%	5,528	100%	61,623	100%	(5,461)	100%	56,162	100%

Present value (*)	53,476		5,147		58,623		(4,847)		53,776

(*)	The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV -	At 12/31/2020, deferred tax assets not accounted for correspond to R$ 780 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-76

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c) Tax liabilities

	12/31/2020	12/31/2019
Taxes and contributions on income payable	970	3,083
Other Taxes and Contributions payable	1,908	914
Deferred tax liabilities (Note 24b II)	421	1,058
Other	2,411	2,836

Total	5,710	7,891

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Net income attributable to owners of the parent company	18,896	27,113	24,907
Minimum non-cumulative dividends on preferred shares	(106)	(105)	(104)
Retained earnings to be distributed to common equity owners in an amount per	(109)	(109)	(109)
share equal to the minimum dividend payable to preferred equity owners
Retained earnings to be distributed, on a pro rata basis, to common andpreferred equity owners:
Common	9,491	13,693	12,599
Preferred	9,190	13,206	12,095
Total net income available to equity owners:
Common	9,600	13,802	12,708
Preferred	9,296	13,311	12,199
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,801,324,161	4,781,855,588	4,759,872,085
Basic earnings per share – R$
Common	1.94	2.78	2.56
Preferred	1.94	2.78	2.56

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Net income available to preferred equity owners	9,296	13,311	12,199
Dividends on preferred shares after dilution effects	41	64	72
Net income available to preferred equity owners considering preferred shares after the dilution effect	9,337	13,375	12,271
Net income available to ordinary equity owners	9,600	13,802	12,708
Dividend on preferred shares after dilution effects	(41)	(64)	(72)
Net income available to ordinary equity owners considering preferred shares afterthe dilution effect	9,559	13,738	12,636
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,843,233,835	4,826,925,107	4,815,473,777
Preferred	4,801,324,161	4,781,855,588	4,759,872,085
Incremental as per share-based payment plans	41,909,674	45,069,519	55,601,692
Diluted earnings per share – R$
Common	1.93	2.77	2.55
Preferred	1.93	2.77	2.55

There was no potentially antidulitive effect of the shares in share-based payment plans in the periods of 2020, 2019 and 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-77

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

•

Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

•

Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU

Supplementary Retirement Plan

Supplementary Retirement Plan – Flexible Premium Annuity

Franprev Benefit Plan

002 Benefit Plan

Prebeg Benefit Plan

UBB PREV Defined Benefit Plan

Benefit Plan II

Itaulam Basic Plan

Itaucard Defined Benefit Plan

Itaú Unibanco Main Retirement Plan

Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan l Benefit Plan ll	Defined Benefit Variable Contribution

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-78

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

	12/31/2020	12/31/2019
Discount rate (1)	7.64% p.a.	7.64% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12% p.a.	4.00% to 7.12% p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1)

Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2)	Correspond to those disclosed by SOA – “Society of Actuaries”, by applying a 10% increase in the probabilities of survival regarding the respective basic tables.
(3)	Updated to the new expectation of mass behavior.

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

- Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

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

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-79

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

	Fair value		% Allocation
Types	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Fixed income securities	21,172	20,672	91.16%	90.93%
Quoted in an active market	20,804	20,366	89.58%	89.59%
Non quoted in an active market	368	306	1.58%	1.34%
Variable income securities	1,387	1,392	5.97%	6.12%
Quoted in an active market	1,378	1,384	5.93%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	82	65	0.35%	0.29%
Quoted in an active market	—	—	0.00%	0.00%
Non quoted in an active market	82	65	0.35%	0.29%
Real estate	506	529	2.18%	2.33%
Loans to participants	78	74	0.34%	0.33%

Total	23,225	22,732	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 410 (R$ 445 at 12/31/2019).

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

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ

UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-80

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	12/31/2020
	BD and CV plans				CD plans			Other post- employment benefits Liabilities	Total Recognized amount
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Amounts at the beginning of the period	22,732	(19,659)	(3,761)	(688)	1,475	(849)	626	(967)	(1,029)

Amounts recognized in income (1+2+3+4)	1,731	(1,578)	(287)	(134)	20	(65)	(45)	(76)	(255)
1 - Cost of current service	—	(80)	—	(80)	—	—	—	—	(80)
2 - Cost of past service	—	(1)	—	(1)	—	—	—	—	(1)
3 - Net interest (1)	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses (2)	—	—	—	—	(92)	—	(92)	—	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	(75)	(669)	406	(338)	(41)	(37)	(78)	6	(410)
5 - Effects on asset ceiling	—	—	406	406	—	(37)	(37)	—	369
6 - Remeasurements	(113)	(588)	—	(701)	(41)	—	(41)	6	(736)
Changes in demographic assumptions	—	(11)	—	(11)	—	—	—	—	(11)
Changes in financial assumptions	—	13	—	13	—	—	—	12	25
Experience of the plan (3)	(113)	(590)	—	(703)	(41)	—	(41)	(6)	(750)
7 - Exchange variation	38	(81)	—	(43)	—	—	—	—	(43)
Other (8+9)	(1,163)	1,244	—	81	—	—	—	115	196
8 - Benefits paid	(1,244)	1,244	—	—	—	—	—	115	115
9 - Contributions and investments from sponsor	81	—	—	81	—	—	—	—	81

Amounts at end of the period	23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)

Amount recognized in Assets (Note 18a)				82			503	—	585
Amount recognized in Liabilities (Note 18b)				(1,161)			—	(922)	(2,083)

	12/31/2019
	BD and CV plans				CD plans			Other post- employment benefits Liabilities	Total Recognized amount
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Amounts at the beginning of the period	18,808	(15,447)	(3,664)	(303)	1,604	(939)	665	(282)	80

Amounts recognized in income (1+2+3+4)	1,769	(1,505)	(355)	(91)	49	(91)	(42)	(459)	(592)
1 - Cost of current service	—	(70)	—	(70)	—	—	—	—	(70)
2 - Cost of past service	—	—	—	—	—	—	—	(418)	(418)
3 - Net interest (1)	1,769	(1,435)	(355)	(21)	151	(91)	60	(41)	(2)
4 - Other expenses (2)	—	—	—	—	(102)	—	(102)	—	(102)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	3,249	(3,881)	258	(374)	(178)	181	3	(261)	(632)
5 - Effects on asset ceiling	—	—	384	384	—	176	176	—	560
6 - Remeasurements	3,255	(3,907)	(126)	(778)	(178)	5	(173)	(261)	(1,212)
Changes in demographic assumptions	—	—	—	—	—	—	—	—	—
Changes in financial assumptions	—	(3,610)	—	(3,610)	—	—	—	(123)	(3,733)
Experience of the plan (3)	3,255	(297)	(126)	2,832	(178)	5	(173)	(138)	2,521
7 - Exchange variation	(6)	26	—	20	—	—	—	—	20
Other (8+9)	(1,094)	1,174	—	80	—	—	—	35	115
8 - Benefits paid	(1,174)	1,174	—	—	—	—	—	35	35
9 - Contributions and investments from sponsor	80	—	—	80	—	—	—	—	80

Amounts at end of the period	22,732	(19,659)	(3,761)	(688)	1,475	(849)	626	(967)	(1,029)

Amount recognized in Assets (Note 18a)				91			626	—	717
Amount recognized in Liabilities (Note 18b)				(779)			—	(967)	(1,746)

(1)

Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a.(At 01/01/2019 the rate used was 9.72% p.a.).

(2)	Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
(3)	Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-81

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

f) Defined benefit contribution

	Estimated contribution	Contributions made
	2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Retirement plan - FIU	47	45	45
Retiremente plan - FUNBEP	3	5	8

Total	50	50	53

g) Maturity profile of defined benefit liabilities

	Duration(*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198

Total		1,463	1,512	1,573	1,619	1,573	8,550

(*)	Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits
Main assumptions	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Incom e) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Discount rate
Increase by 0.5%	(1,019)	—	346	(39)	—	39
Decrease by 0.5%	1,116	—	(533)	44	—	(44)
Mortality table
Increase by 5%	(281)	—	94	(14)	—	14
Decrease by 5%	295	—	(99)	15	—	(15)
Medical inflation
Increase by 1%	—	—	—	101	—	(101)
Decrease by 1%	—	—	—	(81)	—	81

(*)	Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-82

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 27 – Insurance contracts and private pension

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP.

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

II – Private pension

Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•

PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income;

•	VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and

•

FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold.

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

•

Provision for unsettled claims (PSL) – this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement;

•

Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;

•

Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-83

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

•

Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

•

Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

•

Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

•	Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

	Sales ratio %				Loss ratio %
Main Insurance Lines	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Group Accident Insurance	33.8	35.1	34.3	11.3	6.8	9.4
Individual Accident Insurance	18.8	18.8	14.1	29.4	24.1	20.8
Credit Life Insurance	24.2	23.7	20.4	22.3	18.0	18.3
Random Events	23.5	23.5	20.3	34.3	26.3	17.1
Multiple Peril	44.4	46.4	48.1	52.9	60.2	53.3
Mortagage Insurance in Market Policies – Credit Life Insurance	20.4	20.0	20.4	18.5	17.3	15.3
Group Life	24.0	23.2	15.1	41.0	34.4	33.2

b) Revenues from insurance premiuns and private pension

	Premiums and contributions
Main lines	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Group Accident Insurance	847	867	689
Individual Accident Insurance	187	222	280
Disability Savings Pension	258	269	291
PGBL	2,235	2,282	2,193
Credit Life Insurance	624	946	879
Random Events	195	227	235
Multiple Peril	370	290	209
Mortagage Insurance in Market Policies – Credit Life Insurance	339	324	288
Traditional	117	115	122
VGBL	8,022	12,335	17,154
Group Life	955	947	937
Other lines	655	800	820
Total	14,804	19,624	24,097

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-84

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c) Technical provisions balances

	12/31/2020			12/31/2019
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,298	12	2,310	2,343	13	2,356
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	215,216	215,233	204	212,274	212,478
Redemptions and Other Unsettled Amounts (PVR)	16	332	348	13	318	331
Financial surplus (PEF)	2	655	657	2	610	612
Unsettled claims (PSL)	515	68	583	571	47	618
Claims / events incurred but not reported (IBNR)	294	22	316	277	22	299
Related Expenses (PDR)	29	88	117	28	89	117
Other provisions	132	1,304	1,436	250	1,273	1,523
Total	3,303	217,697	221,000	3,688	214,646	218,334

Current	2,537	526	3,063	2,613	493	3,106
Non-current	766	217,171	217,937	1,075	214,153	215,228

d) Change in technical provisions

	12/31/2020			12/31/2019
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	3,688	214,646	218,334	3,809	197,378	201,187
(+) Additions arising from premiums / contributions	4,176	10,389	14,565	4,634	14,735	19,369
(-) Deferral due to elapsed risk	(4,221)	—	(4,221)	(4,216)	—	(4,216)
(-) Payment of claims / benefits	(1,263)	(364)	(1,627)	(1,349)	(566)	(1,915)
(+) Reported claims	1,322	—	1,322	1,465	—	1,465
(-) Redemptions	—	(15,431)	(15,431)	—	(15,623)	(15,623)
(+/-) Net Portability	—	563	563	—	1,754	1,754
(+) Adjustment of reserves and financial surplus	12	7,837	7,849	10	16,507	16,517
(+/-) Other (increase / reversal)	(190)	57	(133)	(665)	461	(204)
(+/-) Corporate Reorganization	(221)	—	(221)	—	—	—
Closing balance	3,303	217,697	221,000	3,688	214,646	218,334

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-85

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	12/31/2020	12/31/2019
Opening Balance - 01/01	495	409
Increase	1,089	1,156
Amortization	(1,088)	(1,070)

Closing Balance	496	495

Balance to be amortized in up to 12 months	380	389
Balance to be amortized after 12 months	116	106

VI - Table of Claims Development

Provision for unsettled claims (PSL)	583
(-) IBNER	245
(-) Reinsurance	20
(-) Retrocession and other estimates	(19)
Liability claims presented in the claims development table (a + b)	337

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	Total
At the end of reporting period	938	934	993	1,149	1,222
After 1 year	981	977	1,012	1,132
After 2 years	1,001	975	1,014
After 3 years	1,078	973
After 4 years	1,075
Current estimate	1,075	973	1,014	1,132	1,222
Accumulated payments through base date	1,058	960	1,000	1,117	1,122	5,257
Liabilities recognized in the balance sheet	17	13	14	15	100	159
Liabilities in relation to prior periods						26
Total administratives claims						185

b) Judicial claims - net of reinsurance

Occurrence date	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	Total
At the end of reporting period	26	28	16	20	12
After 1 year	35	40	33	36
After 2 years	43	51	47
After 3 years	55	60
After 4 years	63
Current estimate	63	60	47	36	12
Accumulated payments through base date	52	50	35	25	4	166
Liabilities recognized in the balance sheet	11	10	12	11	8	52
Liabilities in relation to prior periods						100
Total judicial claims						152

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-86

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

VII - Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2020, 2019 and 2018.

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

Risk-free interest rate

The relevant risk-free forward interest -rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-87

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

The following table summarizes the book values and estimated fair values for financial instruments:

			12/31/2020		12/31/2019
			Book value	Fair value (*)	Book value	Fair value
Cash	(a	)	46,224	46,224	30,367	30,367
Financial assets			1,851,322	1,861,146	1,501,481	1,513,562
At Amortized Cost			1,275,799	1,285,623	1,101,892	1,113,973
Central Bank compulsory deposits	(a	)	90,059	90,059	91,248	91,248
Interbank deposits	(b	)	55,685	55,883	34,583	34,622
Securities purchased under agreements to resell	(a	)	239,943	239,943	198,428	198,428
Securities	(c	)	129,804	131,159	133,119	135,891
Loan and Financial Lease	(d	)	714,104	722,375	585,791	595,061
Other financial assets	(e	)	93,255	93,255	94,752	94,752
(-) Provision for Expected Loss			(47,051)	(47,051)	(36,029)	(36,029)
At Fair Value Through Other Comprehensive Income			109,942	109,942	76,660	76,660
Securities	(c	)	109,942	109,942	76,660	76,660
At Fair Value Through Profit or Loss			465,581	465,581	322,929	322,929
Securities	(c	)	389,071	389,071	281,075	281,075
Derivatives	(c	)	76,504	76,504	41,854	41,854
Other financial assets			6	6	—	—
Financial liabilities			1,579,686	1,581,953	1,211,999	1,214,196
At Amortized Cost			1,495,641	1,497,908	1,159,830	1,162,027
Deposits	(b	)	809,010	808,965	507,060	507,110
Securities sold under repurchase agreements	(a	)	273,364	273,364	256,583	256,583
Interbank market funds	(b	)	156,035	156,106	174,862	174,949
Institutional market funds	(b	)	138,308	140,549	104,244	106,304
Other financial liabilities	(e	)	118,924	118,924	117,081	117,081
At Fair Value Through Profit or Loss			79,653	79,653	48,029	48,029
Derivatives	(c	)	79,505	79,505	47,828	47,828
Structured notes			143	143	201	201
Other financial liabilities			5	5	—	—
Provision for Expected Loss			4,392	4,392	4,140	4,140
Loan Commitments			3,485	3,485	3,303	3,303
Financial Guarantees			907	907	837	837

(*)

In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 110,410 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 520 (R$ 968 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-88

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

The methods and assumptions used to estimate the fair value are defined below:

a)

Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values.

b)	Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates.

c)

Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

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

•

Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

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

e)

Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-89

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Derivatives included in Level 2 are credit default swaps, cross- currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow.

ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and corporate securities falling due after 2025 which are not usually traded in an active market.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-90

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

The following table presents the breakdown of fair value hierarchy levels.	12/31/2020				12/31/2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	312,572	70,791	1,968	385,331	234,583	43,738	1,719	280,040

Investment funds	576	13,628	—	14,204	318	7,949	—	8,267
Brazilian government securities	279,180	6,705	—	285,885	216,167	3,444	—	219,611
Government securities – other countries	8,210	—	—	8,210	1,520	—	—	1,520

Argentina	1,498	—	—	1,498	318	—	—	318
Chile	840	—	—	840	488	—	—	488
Colombia	3,603	—	—	3,603	409	—	—	409
United States	2,085	—	—	2,085	141	—	—	141
Italy	130	—	—	130	—	—	—	—
Mexico	5	—	—	5	57	—	—	57
Paraguay	3	—	—	3	2	—	—	2
Peru	5	—	—	5	8	—	—	8
Uruguay	41	—	—	41	97	—	—	97
Corporate securities	24,606	50,458	1,968	77,032	16,578	32,345	1,719	50,642

Shares	14,176	4,871	—	19,047	9,847	4,790	—	14,637
Rural product note	—	2,285	64	2,349	—	—	—	—
Bank deposit certificates	—	729	—	729	—	792	—	792
Real estate receivables certificates	—	—	548	548	—	—	1,444	1,444
Debentures	7,962	20,625	1,350	29,937	4,667	7,763	225	12,655
Eurobonds and others	2,383	—	—	2,383	2,064	102	7	2,173
Financial bills	—	15,777	6	15,783	—	18,501	13	18,514
Promissory notes	—	5,616	—	5,616	—	313	—	313
Other	85	555	—	640	—	84	30	114
Other Financial Assets	—	6	—	6	—	—	—	—
Financial assets at fair value through other comprehensive income	84,239	25,703	—	109,942	72,455	4,171	34	76,660

Brazilian government securities	66,701	1,248	—	67,949	49,879	853	—	50,732
Government securities – other countries	12,751	21,651	—	34,402	20,571	—	—	20,571

Germany	—	—	—	—	23	—	—	23
Chile	—	21,651	—	21,651	11,208	—	—	11,208
Colombia	3,986	—	—	3,986	3,878	—	—	3,878
United States	3,750	—	—	3,750	2,756	—	—	2,756
Italy	—	—	—	—	329	—	—	329
Mexico	1,181	—	—	1,181	—	—	—	—
Paraguay	2,947	—	—	2,947	1,780	—	—	1,780
Uruguay	887	—	—	887	597	—	—	597
Corporate securities	4,787	2,804	—	7,591	2,005	3,318	34	5,357

Shares	1,382	—	—	1,382	149	—	—	149
Bank deposit certificates	—	307	—	307	—	2,371	—	2,371
Real estate receivables certificates	—	—	—	—	—	—	26	26
Debentures	419	470	—	889	334	—	—	334
Eurobonds and others	2,986	2,027	—	5,013	1,522	947	8	2,477
Financial assets designated at fair value through profit or loss	3,740	—	—	3,740	1,035	—	—	1,035

Brazilian external debt bonds	3,740	—	—	3,740	1,035	—	—	1,035
Financial liabilities at fair value through profit or loss	—	5	—	5	—	—	—	—

Other financial liabilities	—	5	—	5	—	—	—	—
Financial liabilities designated at fair value through profit or loss	—	143	—	143	—	201	—	201

Structured notes	—	143	—	143	—	201	—	201

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2020				12/31/2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	23	76,376	105	76,504	14	41,737	103	41,854

Swap Contracts – adjustment receivable	—	45,926	93	46,019	—	26,426	32	26,458
Option Contracts	4	20,402	12	20,418	—	8,385	71	8,456
Forward Contracts	—	2,085	—	2,085	—	2,162	—	2,162
Credit derivatives	—	156	—	156	—	167	—	167
NDF - Non Deliverable Forward	—	7,596	—	7,596	—	4,446	—	4,446
Other derivative financial instruments	19	211	—	230	14	151	—	165

Liabilities	(22)	(79,373)	(110)	(79,505)	(7)	(47,736)	(85)	(47,828)

Swap Contracts – adjustment payable	—	(51,680)	(109)	(51,789)	—	(32,881)	(46)	(32,927)
Option Contracts	(13)	(20,248)	(1)	(20,262)	—	(9,022)	(39)	(9,061)
Forward Contracts	—	(905)	—	(905)	—	(754)	—	(754)
Credit derivatives	—	(76)	—	(76)	—	(40)	—	(40)
NDF - Non Deliverable Forward	—	(6,426)	—	(6,426)	—	(4,971)	—	(4,971)
Other derivative financial instruments	(9)	(38)	—	(47)	(7)	(68)	—	(75)

There were no significant transfer between Level 1 and Level 2 during the periods of 12/31/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-91

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in -house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

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

•

Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-92

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

		Total gains or losses (realized / unrealized)
	Fair value at 12/31/2019	Recognized in income	Recognized in other comprehensive income	Purchases	Settlements	Transfers in and /or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
Financial assets at fair value through profit or loss	1,719	(1,160)	—	1,619	(779)	569	1,968	(700)

Corporate securities	1,719	(1,160)	—	1,619	(779)	569	1,968	(700)
Real estate receivables certificates	1,444	(726)	—	263	(433)	—	548	(14)
Debentures	225	(369)	—	1,050	(272)	716	1,350	(635)
Rural Product Note	—	(55)	—	227	(19)	(89)	64	(51)
Eurobonds and other	7	(6)	—	69	(12)	(58)	—	—
Financial bills	13	(2)	—	—	(5)	—	6	—
Other	30	(2)	—	10	(38)	—	—	—

Financial assets at fair value through other comprehensive income	34	7	(6)	248	(167)	(116)	—	—

Corporate securities	34	7	(6)	248	(167)	(116)	—	—
Real estate receivables certificates	26	—	—	—	(26)	—	—	—
Eurobonds and other	8	7	(6)	248	(141)	(116)	—	—

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income
Derivatives – assets	103	89	—	193	(234)	(46)	105	51

Swap Contracts – adjustment receivable	32	107	—	10	(11)	(45)	93	91
Option Contracts	71	(18)	—	183	(223)	(1)	12	(40)

Derivatives – liabilities	(85)	(93)	—	(130)	177	21	(110)	(90)

Swap Contracts – adjustment payable	(46)	(74)	—	(12)	1	22	(109)	(90)
Option Contracts	(39)	(19)	—	(118)	176	(1)	(1)	—

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income
Financial assets at fair value through profit or loss	2,833	(1,300)	—	1,755	(907)	(662)	1,719	(307)

Corporate securities	2,833	(1,300)	—	1,755	(907)	(662)	1,719	(307)
Shares	1,268	(285)	—	—	—	(983)	—	—
Real estate receivables certificates	1,411	(487)	—	573	(53)	—	1,444	29
Debentures	85	(504)	—	604	(222)	262	225	(336)
Eurobonds and other	31	(4)	—	3	(51)	28	7	—
Financial bills	5	6	—	8	(6)	—	13	—
Other	33	(26)	—	567	(575)	31	30	—

Financial assets designated at fair value through other comprehensive income	—	43	(47)	76	(68)	30	34	(2)

Corporate securities	—	43	(47)	76	(68)	30	34	(2)
Real estate receivables certificates	—	—	—	26	—	—	26	—
Debentures	—	(2)	6	50	(54)	—	—	1
Eurobonds and other	—	45	(53)	—	(14)	30	8	(3)

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income
Derivatives – Assets	142	(78)	—	274	(156)	(79)	103	(1)

Swap Contracts – adjustment receivable	90	21	—	2	(2)	(79)	32	31
Option Contracts	52	(99)	—	272	(154)	—	71	(32)
Derivatives – Liabilities	(26)	(17)	—	(196)	172	(18)	(85)	(2)

Swap Contracts – adjustment payable	(3)	(51)	—	(10)	36	(18)	(46)	(17)
Option Contracts	(23)	34	—	(186)	136	—	(39)	15

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-93

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Sensitivity analysis of Level 3 operations

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

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2020		12/31/2019
		Impact			Impact
Market risk factor groups	Scenarios	Income	Stockholders’ equity	Income	Stockholders’ equity
Interest rates	I	(0.8)	—	(0.9)	(0.0)
	II	(19.8)	—	(23.3)	(0.3)
	III	(38.2)	—	(46.1)	(0.6)

Commodities, Index and Shares	I	—	—	—	—
	II	—	—	—	—

Nonlinear	I	(8.3)	—	(22.6)	—
	II	(11.6)	—	(43.2)	—

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

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

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-94

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-95

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Below are the changes in civil, labor and other risks provisions:

	12/31/2020
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	3,634	8,579	976	13,189
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	—	(1,196)
Subtotal	3,418	7,599	976	11,993
Adjustment / Interest (Note 23)	191	482	—	673
Changes in the period reflected in income (Note 23)	889	2,110	547	3,546

Increase	1,179	2,296	550	4,025
Reversal	(290)	(186)	(3)	(479)
Payment	(1,203)	(3,126)	(40)	(4,369)
Subtotal	3,295	7,065	1,483	11,843
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	950	—	1,166
Closing balance	3,511	8,015	1,483	13,009

Current	1,254	3,125	1,483	5,862
Non-current	2,257	4,890	—	7,147

	12/31/2019
	Civil	Labor	Other Risks	Total
Opening balance – 01/01	4,426	6,821	573	11,820
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(226)	(957)	—	(1,183)
Subtotal	4,200	5,864	573	10,637
Adjustment / Interest (Note 23)	122	1,024	—	1,146
Changes in the period reflected in income (Note 23)	726	3,160	403	4,289

Increase (*)	1,177	3,325	435	4,937
Reversal	(451)	(165)	(32)	(648)
Payment	(1,630)	(2,449)	—	(4,079)
Subtotal	3,418	7,599	976	11,993
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	980	—	1,196
Closing balance	3,634	8,579	976	13,189

Current	1,662	2,451	976	5,089
Non-current	1,972	6,128	—	8,100

(*)	Includes the effects of the Voluntary Severance Program.

IV- Tax proceedings and legal obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	12/31/2020	12/31/2019
Opening balance - 01/01	8,266	6,793
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(68)	(68)
Subtotal	8,198	6,725
Adjustment / Interest (*)	220	779
Changes in the period reflected in income	56	843

Increase (*)	142	1,135
Reversal (*)	(86)	(292)
Payment	(1,735)	(151)
Subtotal	6,739	8,196
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	71	70
Closing balance	6,810	8,266

Current	65	83
Non-current	6,745	8,183

(*)	The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-96

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

The main discussions related to Tax Lawsuits and Legal Obligations are described below:

•	INSS – Non-compensatory Amounts – R$ 1,769: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 991;

•

PIS and COFINS – Calculation Basis – R$ 643: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 618.

c) Contingencies not provided for in the Balance Sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

I - Civil and Labor Claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,470 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 389 (R$ 251 at 12/31/2019).

II – Tax proceedings

The tax proceedings of possible loss totaled R$ 31,330 (R$ 28,959 at 12/31/2019), and the main cases are described below:

•	INSS – Non-compensatory Amounts – R$ 6,303: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options;

•	IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,857: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies;

•	ISS – Banking Activities – R$ 3,991: the levy and/or payment place of ISS for certain banking revenues are discussed;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,398: the deductibility of goodwill for future expected profitability on the acquisition of investments;

•	IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,642: cases in which the liquidity and the certainty of credits offset are discussed;

•	PIS and COFINS – Reversal of Revenues from Depreciation in Excess – R$ 1,346: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations;

•

IRPJ and CSLL – Disallowance of Losses – R$ 1,188: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;

•	IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 656: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-97

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 919 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	12/31/2020				12/31/2019
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,476	2,126	9,091	12,693	14,520
Investment fund quotas	600	303	84	987	1,148
Surety	65	69	3,878	4,012	3,223
Insurance bond	1,837	1,203	15,362	18,402	14,867
Guarantee by government securities	14	—	235	249	96

Total	3,992	3,701	28,650	36,343	33,854

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-98

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-99

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

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

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

•	Requirements for impairment testing of financial assets are based on the expected credit losses model;

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

•	Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-100

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

b) Consolidated Statement of Managerial Result

	01/01 to 12/31/2020
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	72,680	32,187	9,918	114,785	(14,586)	100,199
Interest margin (1)	41,818	19,883	8,394	70,095	(20,042)	50,053
Revenues from banking services and bank charges	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim andselling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	—	—	—	—	7,101	7,101
Cost of Credit	(21,247)	(8,968)	6	(30,209)	5,583	(24,626)
Claims	(1,345)	(8)	—	(1,353)	(1)	(1,354)
Operating margin	50,088	23,211	9,924	83,223	(9,004)	74,219
Other operating income / (expenses)	(40,221)	(16,133)	(650)	(57,004)	(11,985)	(68,989)
Non-interest expenses (2)	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures	—	—	—	—	1,399	1,399
Income before income tax and social contribution	9,867	7,078	9,274	26,219	(20,989)	5,230
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest in subsidiaries	(175)	601	(46)	380	3,452	3,832
Net income	6,621	5,786	6,129	18,536	360	18,896

Total assets (*) – 12/31/2020	1,265,620	981,034	143,715	2,112,586	(93,335)	2,019,251

Total liabilities – 12/31/2020	1,218,977	915,253	108,432	1,964,880	(100,154)	1,864,726

(*) Includes:
Investments in associates and joint ventures	2,012	—	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	—	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	—	14,879	2,451	17,330

(1)

Includes interest and similar income, expenses and dividend of R$ 55,420, net gains (loss) on investment securities and derivatives of R$ (8,056) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,689.

(2)	Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).
(3)

The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-101

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

	01/01 to 12/31/2019
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	79,227	30,650	9,913	119,790	(2,711)	117,079
Interest margin (1)	46,764	18,778	9,088	74,630	(5,280)	69,350
Commissions and Banking Fees	25,411	11,306	590	37,307	1,725	39,032
Income from insurance and private pension operations before claim and selling expenses	7,052	566	235	7,853	(3,300)	4,553
Other revenues	—	—	—	—	4,144	4,144
Cost of Credit	(16,072)	(2,082)	—	(18,154)	882	(17,272)
Claims	(1,206)	(59)	—	(1,265)	(30)	(1,295)
Operating margin	61,949	28,509	9,913	100,371	(1,859)	98,512
Other operating income / (expenses)	(41,430)	(15,403)	(986)	(57,819)	(9,450)	(67,269)
Non-interest expenses (2)	(36,346)	(13,940)	(365)	(50,651)	(10,361)	(61,012)
Tax expenses for ISS, PIS and COFINS and Other	(5,084)	(1,463)	(621)	(7,168)	(404)	(7,572)
Share of profit or (loss) in associates and joint ventures	—	—	—	—	1,315	1,315
Income before income tax and social contribution	20,519	13,106	8,927	42,552	(11,309)	31,243
Income tax and social contribution	(7,095)	(3,856)	(2,545)	(13,496)	10,066	(3,430)
Non-controlling interest in subsidiaries	(198)	(444)	(51)	(693)	(7)	(700)
Net income	13,226	8,806	6,331	28,363	(1,250)	27,113

Total assets (*) – 12/31/2019	1,056,275	682,271	147,901	1,738,713	(101,232)	1,637,481

Total liabilities – 12/31/2019	1,013,186	625,614	104,799	1,595,865	(107,849)	1,488,016

(*) Includes:
Investments in associates and joint ventures	1,911	—	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	—	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	—	14,326	5,393	19,719

(1)

Includes interest and similar income,expenses and dividend of R$ 64,325, net gains (loss) on investment securities and derivatives of R$ 4,098 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 927.

(2)	Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630).
(3)

The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-102

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

	01/01 to 12/31/2018
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	72,182	29,389	10,246	111,817	(7,617)	104,200
Interest margin (1)	40,243	18,930	9,912	69,085	(8,380)	60,705
Commissions and Banking Fees	25,131	9,810	138	35,079	1,730	36,809
Income from insurance and private pension operations before claim and selling expenses	6,808	649	196	7,653	(3,692)	3,961
Other revenues	—	—	—	—	2,725	2,725
Cost of Credit	(12,526)	(1,540)	—	(14,066)	5,112	(8,954)
Claims	(1,160)	(68)	—	(1,228)	—	(1,228)
Operating margin	58,496	27,781	10,246	96,523	(2,505)	94,018
Other operating income / (expenses)	(40,002)	(15,217)	(1,070)	(56,289)	(7,121)	(63,410)
Non-interest expenses (2)	(35,296)	(13,817)	(331)	(49,444)	(8,094)	(57,538)
Tax expenses for ISS, PIS and COFINS and Other	(4,706)	(1,400)	(739)	(6,845)	226	(6,619)
Share of profit or (loss) in associates and joint ventures	—	—	—	—	747	747
Net income before income tax and social contribution	18,494	12,564	9,176	40,234	(9,626)	30,608
Income tax and social contribution	(6,939)	(3,829)	(2,964)	(13,732)	8,763	(4,969)
Non-controlling interest in subsidiaries	(184)	(550)	(35)	(769)	37	(732)
Net income	11,371	8,185	6,177	25,733	(826)	24,907

Total assets (*) – 12/31/2018	1,042,145	655,393	142,853	1,649,613	(96,816)	1,552,797

Total liabilities – 12/31/2018	1,005,194	597,528	93,546	1,505,490	(103,159)	1,402,331

(*) Includes:
Investments in associates and joint ventures	1,220	—	11,438	12,658	(639)	12,019
Fixed assets, net	5,526	879	—	6,405	897	7,302
Goodwill and Intangible assets, net	6,845	8,178	—	15,023	4,306	19,329

(1)

Includes net interest and similar income and expenses of R$ 62,565, net gain (loss) on investment securities and derivatives of R$ (4,834) and foreign exchange results and exchange variation on transactions of abroad R$ 2,974.

(2)	Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,332).
(3)

The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-103

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2020			12/31/2019
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	17,095	7,172	24,267	16,123	10,762	26,885

	01/01 to 12/31/2020			01/01 to 12/31/2019			01/01 to 12/31/2018
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	102,016	21,595	123,611	117,541	27,767	145,308	108,362	22,955	131,317
Income from insurance and private pension operations before claim and selling expenses	4,488	—	4,488	4,423	130	4,553	3,812	149	3,961
Commissions and Banking Fees	34,533	4,024	38,557	35,283	3,749	39,032	33,211	3,598	36,809

(1)	Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.
(2)	ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A. and Alpargatas S.A.;

•	Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;

•

Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

•

Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

•

Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-104

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

a) Transactions with related parties:

	ITAÚ UNIBANCO HOLDING
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)
		12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Short-term Interbank investments		18,539	1,000	63	58	—
Other	1.90%	18,539	1,000	63	58	—
Loan operations		591	83	56	6	187
Alpargatas S.A.	2.50% to 6% /SELIC + 2.35 /CDI + 3.85% to 3.95%	65	30	36	1	3
Duratex S.A.	CDI + 1.45%	515	—	19	—	—
Other	113% CDI	11	53	1	5	184
Securities and derivative financial instruments (assets and liabilities)		1,716	99	6	—	(138)
Investment funds		107	99	14	—	—
Copagaz – Distribuidora de Gás S.A.	CDI + 1.70%	950	—	1	—	—
Itaúsa S.A.	CDI + 2.40%	771	—	1	—	(138)
Other		(112)	—	(10)	—	—
Deposits		—	—	(1)	(1)	(10)
Other		—	—	(1)	(1)	(10)
Deposits received under securities repurchase agreements		(165)	(374)	(13)	(14)	(2)
Alpargatas S.A.	95% to 101% CDI	(107)	(4)	(11)	—	—
Duratex S.A.	78% to 99% CDI	(49)	(43)	(2)	(2)	(1)
Other	100% CDI	(9)	(327)	—	(12)	(1)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		(35)	(151)	26	3	50
Instituto Unibanco		123	—	3	—	2
Fundação Itaú Unibanco – Previdência Complementar		(93)	(93)	42	43	51
ConectCar Soluções de Mobilidade Eletrônica S.A.		(46)	(46)	7	7	4
Olímpia Promoção e Serviços S.A.		(9)	(5)	(45)	(31)	(25)
Itaúsa S.A.		(8)	1	12	(28)	6
Fundação Itaú para a Educação e Cultura		(4)	—	(3)	1	1
FUNBEP—Fundo de Pensão Multipatrocinado		(1)	—	7	7	6
Other		3	(8)	3	4	5
Rent		—	—	(31)	(39)	(46)
Fundação Itaú Unibanco – Previdência Complementar		—	—	(28)	(32)	(36)
FUNBEP – Fundo de Pensão Multipatrocinado		—	—	(3)	(6)	(7)
Other		—	—	—	(1)	(3)
Donation		(500)	—	(1,002)	(35)	(95)
Fundação Itaú para a Educação e Cultura		(500)	—	(1,000)	(35)	(95)
Other		—	—	(2)	—	—
Sponsorship		12	29	(16)	(15)	(32)
Associação Cubo Coworking Itaú		12	29	(16)	(14)	(31)
Other		—	—	—	(1)	(1)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 65, Liabilities of R$ (6,623) and Results of R$ (58) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (28) from 01/01 to 12/31/2019, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Fees	(578)	(499)	(481)
Profit sharing	(112)	(363)	(258)
Post-employment benefits	(9)	(6)	(9)
Share-based payment plan	(228)	(224)	(212)

Total	(927)	(1,092)	(960)

Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-105

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 32 – Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-106

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

•

Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-107

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-108

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 40% and 45% (2019 – 10%, 75% and 15%), respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2020					12/31/2019
		Reduction/(Increase) of					Reduction/(Increase) of
Financial Assets (1)	Expected Loss (2)	Expected Loss			Financial Assets (1)	Expected Loss (2)	Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
951,343	(51,480)	(830)	491	1,416	793,610	(40,247)	(328)	13	193

(1)	Composed of Loan operations, lease operations and securities.
(2)	Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

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

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.

(*)	For the real estate loans portfolio, the figure is 180 days with no payments made.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-109

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

1.4 Maximum Exposure of Financial Assets to Credit Risk

	12/31/2020			12/31/2019
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	1,294,428	466,835	1,761,263	1,073,430	336,803	1,410,233
At Amortized Cost	861,485	324,255	1,185,740	755,773	254,871	1,010,644
Interbank deposits	17,775	37,910	55,685	10,620	23,963	34,583
Securities purchased under agreements to resell	237,528	2,415	239,943	197,157	1,271	198,428
Securities	103,146	26,658	129,804	114,046	19,073	133,119
Loan and lease operations	468,461	245,643	714,104	386,206	199,585	585,791
Other financial assets	67,425	25,830	93,255	75,968	18,784	94,752
(-) Provision for Expected Loss	(32,850)	(14,201)	(47,051)	(28,224)	(7,805)	(36,029)
At Fair Value Through Other Comprehensive Income	48,992	60,950	109,942	35,990	40,670	76,660
Securities	48,992	60,950	109,942	35,990	40,670	76,660
At Fair Value Through Profit or Loss	383,951	81,630	465,581	281,667	41,262	322,929
Securities	365,718	23,353	389,071	271,470	9,605	281,075
Derivatives	18,227	58,277	76,504	10,197	31,657	41,854
Other financial assets	6	—	6	—	—	—
Financial liabilities – provision for expected loss	3,655	737	4,392	3,581	559	4,140
Loan Commitments	3,135	350	3,485	2,909	394	3,303
Financial Guarantees	520	387	907	672	165	837
Off balance sheet	372,542	58,773	431,315	338,262	48,893	387,155
Financial Guarantees	51,830	17,103	68,933	52,663	14,057	66,720
Letters of credit to be released	41,477	—	41,477	15,013	—	15,013
Loan commitments	279,235	41,670	320,905	270,586	34,836	305,422
Mortgage loans	6,357	—	6,357	5,536	—	5,536
Overdraft accounts	126,302	—	126,302	124,449	—	124,449
Credit cards	144,386	3,859	148,245	138,014	2,823	140,837
Other pre-approved limits	2,190	37,811	40,001	2,587	32,013	34,600

Total	1,663,315	524,871	2,188,186	1,408,111	385,137	1,793,248

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-110

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

1.4.1. By business sector

Loans and lease operations

	12/31/2020%		12/31/2019%
Industry and commerce	163,784	22.9	129,998	22.2
Services	172,322	24.1	126,718	21.6
Other sectors	37,565	5.3	26,693	4.6
Individuals	340,433	47.7	302,382	51.6

Total	714,104	100.0	585,791	100.0

Other financial assets (*)

	12/31/2020%		12/31/2019%
Public sector	713,705	71.2	562,485	73.5
Services	79,788	8.0	59,193	7.7
Other sectors	67,636	6.8	45,744	6.0
Financial	139,820	14.0	98,297	12.8

Total	1,000,949	100.0	765,719	100.0

(*)

Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-111

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

1.4.2 By type and classification of credit risk

Loan and lease operations

12/31/2020
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,158	190,273	854	390,285	30,793	19,387	—	50,180	25,532	987	—	26,519	255,483	210,647	854	466,984
Corporate	123,665	17,670	43,602	184,937	2,793	16	595	3,404	8,063	93	2,516	10,672	134,521	17,779	46,713	199,013
Micro/Small and medium companies	96,784	50,813	5,434	153,031	15,965	3,884	440	20,289	9,206	307	131	9,644	121,955	55,004	6,005	182,964
Foreign loans - Latin America	167,601	35,960	14,498	218,059	16,692	1,414	676	18,782	17,852	101	187	18,140	202,145	37,475	15,361	254,981

Total	587,208	294,716	64,388	946,312	66,243	24,701	1,711	92,655	60,653	1,488	2,834	64,975	714,104	320,905	68,933	1,103,942

%	62.1	31.1	6.8	100.0	71.5	26.7	1.8	100.0	93.3	2.3	4.4	100.0	64.7	29.1	6.2	100.0

	12/31/2019
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,907	197,717	861	398,485	19,070	6,437	—	25,507	21,513	763	—	22,276	240,490	204,917	861	446,268
Corporate	91,448	16,411	44,720	152,579	911	22	200	1,133	8,430	102	3,420	11,952	100,789	16,535	48,340	165,664
Micro/Small and medium companies	77,722	50,307	4,817	132,846	7,225	2,378	38	9,641	5,786	190	46	6,022	90,733	52,875	4,901	148,509
Foreign loans - Latin America	132,812	29,842	12,087	174,741	14,714	1,166	424	16,304	6,253	87	107	6,447	153,779	31,095	12,618	197,492

Total	501,889	294,277	62,485	858,651	41,920	10,003	662	52,585	41,982	1,142	3,573	46,697	585,791	305,422	66,720	957,933

%	58.5	34.3	7.2	100.0	79.7	19.0	1.3	100.0	89.9	2.4	7.7	100.0	61.1	31.9	7.0	100.0

Internal Rating	12/31/2020				12/31/2019
	Stage 1	Stage 2	Stage 3	Total loans	Stage 1	Stage 2	Stage 3	Total loans
Low	501,463	13,172	—	514,635	420,936	4,204	—	425,140
Medium	84,193	37,249	—	121,442	80,106	17,871	—	97,977
High	1,552	15,822	—	17,374	847	19,845	—	20,692
Credit-Impaired	—	—	60,653	60,653	—	—	41,982	41,982

Total	587,208	66,243	60,653	714,104	501,889	41,920	41,982	585,791

%	82.2	9.3	8.5	100.0	85.6	7.2	7.2	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-112

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Other financial assets

	12/31/2020
		Stage 1		Stage 2		Stage 3
	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	14,204	3,232	2,997	10,943	10,943	1,232	264
Government securities	483,791	479,477	483,791	—	—	—	—
Brazilian government	422,098	417,782	422,098	—	—	—	—
Other Public	—	36	—	—	—	—	—
Other countries	61,693	61,659	61,693	—	—	—	—
Argentina	1,498	1,480	1,498	—	—	—	—
United States	5,835	5,847	5,835	—	—	—	—
Mexico	10,222	10,227	10,222	—	—	—	—
Italy	130	133	130	—	—	—	—
Spain	4,844	4,847	4,844	—	—	—	—
Korea	3,947	3,951	3,947	—	—	—	—
Chile	23,195	23,183	23,195	—	—	—	—
Paraguay	2,950	3,011	2,950	—	—	—	—
Uruguay	978	964	978	—	—	—	—
Colombia	8,089	8,012	8,089	—	—	—	—
Peru	5	4	5	—	—	—	—
Corporate securities	127,757	122,695	122,326	3,485	2,738	5,873	2,693
Rural product note	5,823	5,717	5,723	38	36	115	64
Real estate receivables certificates	5,342	5,290	5,268	77	73	—	1
Bank deposit certificate	1,066	1,064	1,066	—	—	—	—
Debentures	62,723	57,963	58,365	2,402	1,779	5,462	2,579
Eurobonds and other	7,604	7,445	7,604	—	—	—	—
Financial bills	15,783	15,784	15,783	—	—	—	—
Promissory notes	7,629	7,611	7,629	—	—	—	—
Other	21,787	21,821	20,888	968	850	296	49

Total	625,752	605,404	609,114	14,428	13,681	7,105	2,957

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-113

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

	12/31/2019
		Stage 1		Stage 2		Stage 3
	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	8,267	8,322	8,062	—	—	955	205
Government securities	366,998	364,078	366,998	—	—	—	—
Brazilian government	327,681	324,637	327,681	—	—	—	—
Other Public	—	36	—	—	—	—	—
Other countries	39,317	39,405	39,317	—	—	—	—
Argentina	318	349	318	—	—	—	—
United States	2,977	2,979	2,977	—	—	—	—
Mexico	7,820	7,820	7,820	—	—	—	—
Italy	329	328	329	—	—	—	—
Spain	4,984	4,984	4,984	—	—	—	—
Korea	3,427	3,427	3,427	—	—	—	—
Chile	12,317	12,227	12,317	—	—	—	—
Paraguay	1,782	1,959	1,782	—	—	—	—
Uruguay	710	716	710	—	—	—	—
Colombia	4,622	4,585	4,622	—	—	—	—
Peru	8	8	8	—	—	—	—
Germany	23	23	23	—	—	—	—
Corporate securities	112,936	109,169	108,685	637	402	6,784	3,849
Rural product note	5,341	5,122	5,114	62	58	204	169
Real estate receivables certificates	7,312	7,253	7,280	10	11	20	21
Bank deposit certificate	3,217	3,217	3,217	—	—	—	—
Debentures	51,510	47,751	47,607	336	283	6,311	3,620
Eurobonds and other	5,732	5,671	5,704	29	28	—	—
Financial bills	18,514	18,517	18,514	—	—	—	—
Promissory notes	5,311	5,314	5,311	—	—	—	—
Other	15,999	16,324	15,938	200	22	249	39

Total	488,201	481,569	483,745	637	402	7,739	4,054

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-114

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Other Financial Assets—Internal Classification by Level of Risk

	12/31/2020
	Financial Assets - At Amortized Cost
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at fair value through other comprehensive income	Total
Low	295,334	123,553	463,168	109,942	991,997
Medium	—	4,396	2,192	—	6,588
High	294	1,855	215	—	2,364

Total	295,628	129,804	465,575	109,942	1,000,949

%	29.5	13.0	46.5	11.0	100.0

(*)	Includes Derivatives in the amount of R$ 76,504 at 12/31/2020.

	12/31/2019
	Financial Assets - At Amortized Cost
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at fair value through other comprehensive income	Total
Low	233,011	127,251	321,595	76,660	758,517
Medium	—	3,721	952	—	4,673
High	—	2,147	382	—	2,529

Total	233,011	133,119	322,929	76,660	765,719

%	30.4	17.4	42.2	10.0	100.0

(*)	Includes Derivatives in the amount of R$ 41,854 at 12/31/2019.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-115

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

1.4.3 Collateral for loans and lease operations

	12/31/2020				12/31/2019
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	80,907	202,819	1,746	1,621	65,921	170,045	1,997	1,867
Personal (1)	1,960	6,759	737	698	978	2,982	857	819
Vehicles (2)	21,595	44,673	999	918	17,720	37,355	1,102	1,020
Mortgage loans (3)	57,352	151,387	10	5	47,223	129,708	38	28
Micro, small and medium companies and corporates (4)	151,129	444,696	31,582	27,011	115,608	311,043	11,097	6,142
Foreign loans – Latin America (4)	161,987	309,489	15,381	9,050	123,367	222,300	7,348	2,841
Total	394,023	957,004	48,709	37,682	304,896	703,388	20,442	10,850

(1)	In general requires financial collaterals.
(2)	Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
(3)	Properties themselves are pledged as collateral.
(4)	Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loans and lease operations R$ 271,372 (R$ 260,453 at 12/31/2019), represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-116

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

Total repossessed assets in the period were R$ 224 (R$ 390 from 01/01 to 12/31/2019), mainly composed of real estate.

2. Market risk

The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

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

•	Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level;

•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and

•

Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

•

ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-117

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

•

ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

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

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access -controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR – Consolidated ITAÚ UNIBANCO HOLDING

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

From 01/01 to 12/31/2020, the average total VaR in Historical Simulation was R$ 282 or 0.2% of total stockholders’ equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders’ equity).

	VaR Total (Historical Simulation) (Reais million)
	12/31/2020 (*)				12/31/2019 (*)
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by risk factor group	614	292	1,961	431	816	652	960	813
Interest rates
Currencies	29	9	71	24	28	11	59	11
Shares	23	9	49	30	30	14	57	29
Commodities	2	1	4	1	2	1	5	1
Effect of diversification	—	—	—	(263)	—	—	—	(576)

Total risk	282	166	763	223	334	209	472	278

(*)	VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-118

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

	12/31/2020						12/31/2019
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	478,065	335,803	185,587	568,219	227,397	1,795,071	264,750	382,751	141,277	443,579	203,328	1,435,685
At amortized cost	406,497	251,388	121,432	314,949	125,282	1,219,548	222,026	354,893	102,649	244,862	111,666	1,036,096
Compulsory deposits in the Central Bank of Brazil	83,133	—	—	—	—	83,133	86,836	—	—	—	—	86,836
Interbank deposits	34,998	5,410	8,178	6,864	187	55,637	23,337	4,448	3,290	3,474	32	34,581
Securities purchased under agreements to resell	196,053	43,625	170	10	77	239,935	22,617	175,643	—	—	162	198,422
Securities	9,325	16,907	11,440	55,070	33,997	126,739	1,290	13,659	14,817	56,178	44,522	130,466
Loan and lease operations	82,988	185,446	101,644	253,005	91,021	714,104	87,946	161,143	84,542	185,210	66,950	585,791
At fair value through other comprehensive income	13,357	12,557	6,958	54,452	22,618	109,942	2,464	4,524	3,284	46,456	19,932	76,660
At fair value through profit and loss	58,211	71,858	57,197	198,818	79,497	465,581	40,260	23,334	35,344	152,261	71,730	322,929
Securities	40,577	63,455	48,092	178,565	58,382	389,071	33,262	15,420	32,299	137,612	62,482	281,075
Derivatives	17,634	8,403	9,099	20,253	21,115	76,504	6,998	7,914	3,045	14,649	9,248	41,854
Other financial assets	—	—	6	—	—	6	—	—	—	—	—	—
Financial liabilities	624,542	141,647	122,233	452,797	118,616	1,459,835	508,064	115,876	74,582	309,571	86,135	1,094,228
At amortized cost	607,741	134,640	109,560	426,488	101,753	1,380,182	501,401	106,763	71,460	288,584	77,991	1,046,199
Deposits	370,604	80,456	59,955	277,055	20,940	809,010	272,447	38,873	22,877	154,032	18,831	507,060
Securities sold under repurchase agreements	220,219	3,001	1,962	23,811	24,371	273,364	218,055	4,121	1,700	13,309	19,398	256,583
Interbank market funds	9,542	48,407	36,972	56,482	4,632	156,035	9,845	54,141	41,253	66,818	2,805	174,862
Institutional market funds	6,950	2,247	10,142	67,159	51,810	138,308	600	8,472	4,763	53,452	36,957	104,244
Premium bonds plans	426	529	529	1,981	—	3,465	454	1,156	867	973	—	3,450
At fair value through profit and loss	16,801	7,007	12,673	26,309	16,863	79,653	6,663	9,113	3,122	20,987	8,144	48,029
Derivatives	16,791	7,002	12,672	26,252	16,788	79,505	6,653	9,100	3,096	20,906	8,073	47,828
Structured notes	10	—	1	57	75	143	10	13	26	81	71	201
Other financial liabilities	—	5	—	—	—	5	—	—	—	—	—	—
Difference assets / liabilities (*)	(146,477)	194,156	63,354	115,422	108,781	335,236	(243,314)	266,875	66,695	134,008	117,193	341,457
Cumulative difference	(146,477)	47,679	111,033	226,455	335,236		(243,314)	23,561	90,256	224,264	341,457
Ratio of cumulative difference to total interest-bearing assets	(8.2%)	2.7%	6.2%	12.6%	18.7%		(16.9%)	1.6%	6.3%	15.6%	23.8%

(*)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-119

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

2.1.3 Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

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

3.1 Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.1% or R$ 379.5 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-120

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Funding from customers	12/31/2020			12/31/2019
	0-30 days	Total	%	0-30 days	Total	%
Deposits	370,604	809,010		272,447	507,060
Demand deposits	134,805	134,805	13.2	82,306	82,306	11.5
Savings deposits	179,470	179,470	17.5	144,558	144,558	20.2
Time deposits	55,778	491,234	48.0	44,855	277,166	38.8
Other	551	3,501	0.3	728	3,030	0.4
Funds from acceptances and issuance of securities(1)	1,978	136,638	13.4	4,293	143,569	20.1
Funds from own issue (2)	218	1,985	0.2	235	5,258	0.7
Subordinated debt	6,657	74,916	7.3	2	59,462	8.3

Total	379,457	1,022,549	100.0	276,977	715,349	100.0

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

During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 323.2 billion and accounted for 85.2% of the short term redeemable obligations, 31.6% of total funding, and 23.4% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2020	12/31/2019
	%	%
Net assets (1) / customers funds within 30 days (2)	85.2	62.4
Net assets (1) / total customers funds (3)	31.6	24.2
Net assets (1) / total financial assets (4)	23.4	16.6

(1)

Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities—available. Detailed in the table Non discounted future flows – Financial assets.

(2)	Table Funding from customers table (Total Funding from customers 0-30 days).
(3)	Table funding from customers (Total funding from customers).
(4)	Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,381,769 (R$ 1,040,865 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-121

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2020					12/31/2019
Financial assets (1)	0 - 30	31 -365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Cash	46,224	—	—	—	46,224	30,367	—	—	—	30,367
Interbank investments	234,755	43,276	6,273	1,092	285,396	69,756	151,497	1,444	1,191	223,888
Securities purchased under agreements to resell—Collateral held (2)	44,743	—	—	—	44,743	26,797	—	—	—	26,797
Securities purchased under agreements to resell—Collateral repledge	150,474	31,561	—	—	182,035	17,871	144,234	—	—	162,105
Interbank deposits (4)	39,538	11,715	6,273	1,092	58,618	25,088	7,263	1,444	1,191	34,986
Securities	239,964	16,348	17,144	101,908	375,364	131,195	17,669	19,846	108,011	276,721
Government securities—available	226,615	393	379	5,779	233,166	111,487	300	302	4,763	116,852
Government securities—under repurchase commitments	93	3,905	6,749	15,132	25,879	7,744	6,616	12,445	25,366	52,171
Corporate securities—available	13,256	11,113	8,352	51,927	84,648	11,964	10,181	4,967	56,839	83,951
Corporate securities—under repurchase commitments	—	937	1,664	29,070	31,671	—	572	2,132	21,043	23,747
Derivative financial instruments – Net position	17,634	17,502	6,478	34,890	76,504	6,998	10,959	5,355	18,542	41,854
Swaps	4,064	2,952	5,117	33,886	46,019	107	4,039	4,464	17,848	26,458
Options	10,103	8,783	992	540	20,418	4,696	3,043	500	217	8,456
Forwards (onshore)	1,323	757	5	—	2,085	940	1,207	15	—	2,162
Other derivatives	2,144	5,010	364	464	7,982	1,255	2,670	376	477	4,778
Loans and lease operations (3)	60,896	236,173	114,523	317,492	729,084	63,401	197,090	93,203	236,982	590,676
Other financial assets	—	6	—	—	6	—	—	—	—	—

Total financial assets	599,473	313,305	144,418	455,382	1,512,578	301,717	377,215	119,848	364,726	1,163,506

(1)

The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 90,059 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2)	Net of R$ 11,119 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.
(3)	Net of payment to merchants of R$ 71,820 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,623 (R$ 2,451 at 12/31/2019).
(4)	Includes R$ 32,477 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-122

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Undiscounted future flows, except for derivatives which are fair value	12/31/2020					12/31/2019
Financial liabilities	0 – 30	31 – 365	366 –720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Deposits	369,957	145,085	36,258	344,261	895,561	266,690	69,367	20,555	211,531	568,143
Demand deposits	134,805	—	—	—	134,805	82,306	—	—	—	82,306
Savings deposits	179,470	—	—	—	179,470	144,558	—	—	—	144,558
Time deposit	53,978	143,446	36,182	343,974	577,580	37,570	68,757	20,502	211,395	338,224
Interbank deposits	1,633	1,639	76	287	3,635	2,247	610	53	136	3,046
Other deposits	71	—	—	—	71	9	—	—	—	9
Compulsory deposits	(36,337)	(16,874)	(4,412)	(32,436)	(90,059)	(38,576)	(14,067)	(4,110)	(34,495)	(91,248)
Demand deposits	(6,926)	—	—	—	(6,926)	(4,412)	—	—	—	(4,412)
Savings deposits	(22,672)	—	—	—	(22,672)	(26,234)	—	—	—	(26,234)
Time deposit	(6,739)	(16,874)	(4,412)	(32,436)	(60,461)	(7,930)	(14,067)	(4,110)	(34,495)	(60,602)
Securities sold under repurchase agreements (1)	260,846	5,024	5,183	22,591	293,644	246,499	6,509	5,218	17,585	275,811
Government securities	182,848	2,070	2,414	22,564	209,896	200,499	344	1,720	17,553	220,116
Corporate securities	22,056	2,954	2,769	27	27,806	17,978	2,810	3,498	32	24,318
Foreign	55,942	—	—	—	55,942	28,022	3,355	—	—	31,377
Funds from acceptances and issuance of securities (2)	2,391	40,463	35,189	68,573	146,616	4,335	47,697	39,505	67,435	158,972
Loans and onlending obligations (3)	11,891	64,735	6,239	6,388	89,253	6,368	65,182	6,259	7,462	85,271
Subordinated debt (4)	6,797	8,428	28,994	45,762	89,981	251	6,594	11,794	53,745	72,384
Derivative financial instruments—Net position	16,791	19,674	6,895	36,145	79,505	6,653	12,196	9,458	19,521	47,828
Swaps	7,344	3,612	5,573	35,260	51,789	326	5,218	8,349	19,034	32,927
Option	6,355	12,381	998	528	20,262	3,668	4,567	571	255	9,061
Forward (onshore)	892	13	—	—	905	753	1	—	—	754
Other derivatives	2,200	3,668	324	357	6,549	1,906	2,410	538	232	5,086
Other financial liabilities	—	5	—	—	5	—	—	—	—	—

Total financial liabilities	632,336	266,540	114,346	491,284	1,504,506	492,220	193,478	88,679	342,784	1,117,161

(1)	Includes own and third parties’ portfolios.
(2)

Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.

(3)	Recorded in funds from interbank markets.
(4)	Recorded in funds from institutional markets.

	12/31/2020					12/31/2019
Off balance commitments	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial Guarantees	2,859	24,491	6,428	35,155	68,933	1,286	19,447	9,359	36,628	66,720
Commitments to be released	128,792	27,144	11,776	153,193	320,905	125,664	22,818	7,064	149,876	305,422
Letters of credit to be released	41,477	—	—	—	41,477	15,013	—	—	—	15,013
Contractual commitments—Fixed and Intangible assets (Notes 13 and 14)	—	36	—	—	36	—	273	—	—	273

Total	173,128	51,671	18,204	188,348	431,351	141,963	42,538	16,423	186,504	387,428

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-123

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2020	12/31/2019
Available capital (amounts)
Common Equity Tier 1	119,960	117,328
Tier 1	137,157	128,696
Total capital (PR)	151,244	140,596
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,042,207	891,300
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	11.5%	13.2%
Tier 1 ratio (%)	13.2%	14.4%
Total capital ratio (%)	14.5%	15.8%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (*)	1.25%	2.5%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.25%	3.5%

(*)

For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The Basel Ratio reached 14.5% at 12/31/2020, 1.3 p.p. lower than at 12/31/2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level 1 and level 2 debts.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 67,867 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,450 (R$ 31,195 at 12/31/2019), generously covered by available capital.

In December 2020, ITAÚ UNIBANCO HOLDING issued R$ 2.1 billion in Subordinated Financial Notes, which have a repurchase option as from 2025. These subordinated notes are subject to approval by the Central Bank of Brazil for the composition of ITAÚ UNIBANCO HOLDING´S Tier II Capital, with an estimated increase of 0.20 p.p. in its Total Capital Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2020, fixed assets ratio reached 24.0% (27.9% at 12/31/2019), showing a surplus of R$ 39,274 (R$ 31,104 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-124

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of December 2020, totaling R$ 47,296.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
					12/31/2020	12/31/2019
Subordinated financial bills—BRL
	—	2012	2020	111% of CDI	—	2
	—			IPCA + 6% to 6.17%	—	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,484	4,994
	20			IGPM + 4.63%	38	30
	2,333			Total	5,536	5,089
Subordinated euronotes—USD
	990	2010	2020	6.20%	—	4,041
	1,000	2010	2021	5.75%	5,360	4,152
	730	2011	2021	5.75% to 6.20%	3,805	2,952
	550	2012	2021	6.20%	2,858	2,218
	2,600	2012	2022	5.50% to 5.65%	13,764	10,673
	1,851	2012	2023	5.13%	9,677	7,502
	7,721			Total	35,464	31,538
Debt instruments eligible as capital—USD
	740	2019	2029	4.50%	3,865	—
	740			Total	3,865	—
Debt instruments eligible as capital—BRL
	50	2019	2028	CDI + 0.72%	52	—
	2,280		2029	CDI + 0.75%	2,379	—
	2,330			Total	2,431	—

Total					47,296	36,627

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

RWA = RWACPAD + RWAMINT + RWAOPAD

•	RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

•	RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674;

•	RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-125

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

	RWA
	12/31/2020	12/31/2019
Credit Risk—standardized approach	921,934	784,730
Credit risk (excluding counterparty credit risk)	778,153	690,474
Counterparty credit risk (CCR)	45,674	31,356
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,119	16,523
Of which: other CCR	18,555	14,833
Credit valuation adjustment (CVA)	5,960	3,494
Equity investments in funds—look-through approach	4,897	7,669
Equity investments in funds—mandate-based approach	623	205
Equity investments in funds—fall-back approach	716	1,133
Securitisation exposures—standardized approach	1,506	—
Amounts below the thresholds for deduction	84,405	50,399
Market Risk	27,481	25,002
Of which: standardized approach (RWAMPAD)	34,351	28,328
Of which: internal models approach (RWAMINT)	22,362	25,002
Operational Risk	92,792	81,568

Total	1,042,207	891,300

III – Recovery Plan

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-126

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

V – Leverage Ratio

The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%.

d) Management Risks of insurance and private pension

I – Management Structure, roles and responsibilities

In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk.

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

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-127

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

•	Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.

•	Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

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

Sensitivity Test	Impact in Income and Stockholders’ Equity (1)
	12/31/2020		12/31/2019
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates
5% increase	56	2	25	—
5% decrease	(59)	(2)	(37)	(1)
Risk-free Interest Rates
0.1% increase	98	10	61	12
0.1% decrease	(100)	(11)	(63)	(12)
Conversion in Income Rates
5% increase	(9)	—	20	—
5% decrease	9	—	(21)	—
Claims
5% increase	—	(52)	—	(47)
5% decrease	—	52	—	47

(1)	Amounts net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-128

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 a 12/31/2020			01/01 a 12/31/2019			01/01 a 12/31/2018
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Individuals
Group accident insurance	849	847	99.8	867	867	100.0	690	689	99.9
Individual accident	192	187	97.3	222	222	100.0	275	280	101.8
Credit life	624	624	100.0	948	946	99.8	881	879	99.8
Group life	956	955	99.9	948	947	99.9	934	937	100.3

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

	12/31/2020		12/31/2019
Class	Account balance	DV01	Account balance	DV01
Government securities
National Treasury Notes (NTN-C)	7,025	(3.11)	5,495	(2.57)
National Treasury Notes (NTN-B)	5,215	(5.42)	8,675	(9.42)
National Treasury Notes (NTN-F)	134	(0.08)	—	—
National Treasury Bills (LTN)	2,098	(0.31)	—	—
Chile Government securities (BTU)	—	—	152	(0.04)
Corporate securities
Indexed to IPCA	22	(0.01)	83	(0.01)
Indexed to PRE	85	—	142	(0.01)
Indexed to CLP	—	—	79	—
Indexed to CLF	—	—	6	—
Shares	1,320	13	6	—
Post-fixed assets	2,414	—	2,297	—
Under agreements to resell	697	—	777	—

Total	19,010		17,712

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-129

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

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

		12/31/2020			12/31/2019
Liabilities	Assets	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,298	57.8	19.1	2,343	59.1	22.9
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	838	50.9	27.2	876	49.9	29.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	16	16.3	18.3	13	7.9	22.9
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	17	172.6	24.0	204	16.9	2.6
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	204.1	18.3	2	222.4	22.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	132	7.0	96.4	250	6.9	104.5
Subtotal	Subtotal	3,303			3,688
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	88	109.4	81.3	89	126.2	82.6
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	17.4	22.2	13	11.1	20.8
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	68	17.4	22.2	47	11.1	20.8
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	22	17.4	22.2	22	11.1	20.8
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	332	17.4	22.2	318	11.1	20.8
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,278	109.4	81.4	2,781	126.2	82.8
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	205,670	166.5	56.2	204,394	180.6	57.0
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	6,268	188.5	80.9	5,099	199.8	110.1
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,304	188.4	80.9	1,273	199.7	110.1
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	655	188.5	80.9	610	199.8	110.1
Subtotal	Subtotal	217,697			214,646
Total technical reserves	Total backing assets	221,000			218,334

(1)	Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
(2)	DU = Duration in months.
(3)	Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-130

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

c) Credit Risk

I – Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies:

•

Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 59% (86% at 12/31/2019), Mapfre Re do Brasil Companhia de Resseguros with 21% and Austral Resseguradora S.A. with 20% (1% at 12/31/2019).

•

Private Pension Operations: related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 45%, Austral Resseguradora S.A. with 30% (40% at 12/31/2019), IRB Brasil Resseguros S.A. with 25% (30% at 12/31/2019) and General Reinsurance AG without % of interest in the current period (30% at 12/31/2019).

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III – Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2020
	Financial Assets at Amortized Cost			Financial Assets at Fair Value Through Other Comprehensive Income
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)		Total
Low	3,517	30,614	205,099	1,194	240,424
Medium	—	—	3	—	3
High	—	—	—	—	—

Total	3,517	30,614	205,102	1,194	240,427

%	1.5	12.7	85.3	0.5	100.0

(*)	Includes Derivatives in the amount of R$ 1,336.

	12/31/2019
	Financial Assets at Amortized Cost			Financial Assets at Fair Value Through Other Comprehensive Income
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)		Total
Low	3,027	31,342	197,940	—	232,309
Medium	—	—	2	—	2
High	—	—	—	—	—

Total	3,027	31,342	197,942	—	232,311

%	1.3	13.5	85.2	—	100.0

(*)	Includes Derivatives in the amount of R$ 960.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-131

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

Note 33 – Supplementary information

a) “Coronavirus” COVID-19 relief efforts

ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i)

CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4.856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;

ii)	CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE);

iii)	CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);

iv)	Law No. 13,999/20 that instituted the National Support Program for Micro and Small Companies (Pronampe) with the purpose of developing and strengthening small businesses;

v)

Law No. 14,042/20 that established the Emergency Program for Access to Credit (Peac), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininhas); and

vi)	BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN;

ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a)

increase in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, Pronampe, Peac-FGI and CGPE in the amount of R$ 24,169. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing;

(b)

with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions;

(c)	28.05% increase in applications of renegotiation and extension of terms for loan operations as the economic situation changed;

(d)

the allowance for loan losses was increased by R$ 4,194 due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2020, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 255% as compared to 187% in the same period of 2019. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted an increase of 28.8% in 12 months. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-132

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

(e)

the mark-to-market component of the securities portfolio was reduced to -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels;

(f)

due to the COVID-19 pandemic, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted;

(g)

increase in the recognition of deferred income tax and social contribution due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING; and

(h)	increase in expenses with claims related to COVID-19 of R$ 104, mainly related to credit life and life insurance.

There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Approximately 97% of employees in the central management, service centers and digital branches are working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities.

In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. With the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our President and CEO communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed.

The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility.

In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming.

Note 34 – Subsequent Event

Issue of Subordinate Notes Tier 2

On January 12, 2021, ITAÚ UNIBANCO HOLDING priced the issue of subordinate notes Tier II 2, issued on January 15, maturing in ten years and three months, in the amount of US$ 500 million, at the fixed rate of 3.875%, effective for five years and three months from the issue date. As from this date, inclusive, the interest rate will be recalculated for another 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period.

ITAÚ UNIBANCO HOLDING may repurchase the Notes as from the 5th year until the 5th year and three months of the issue date, and it will be subject to BACEN’s approval.

BACEN’s approval will be requested for the Notes to make up the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING, thus increasing by 0.25 p.p. its Basel Ratio, considering the exchange rate of January 8, quoted at R$ 5.37.

The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-133

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At 12/31/2020 and 12/31/2019 for balance sheet accounts and

From 01/01 to 12/31 of 2020, 2019 and 2018 for income statement accounts

(In millions of Reais, except information per share)

The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America.

ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes to finance or refinance green, social and/or sustainable projects.

XP INC Corporate Reorganization

At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP INC’s capital to the new company that will be named XPart S.A. The XPart S.A. will be constituted by the portion of investment in XP INC and for the cash amount corresponding to R$ 10, and is subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. will be 40.52%, totaling R$ 9,371 on the base of December 31, 2020.

ITAÚ UNIBANCO HOLDING’s stockholders will then hold an ownership interest in XPart S.A., with the completion of the operation. After registration as a publicly-held company and authorization to list securities issued by XPart S.A., the ownership interest on XPart S.A. will be distributed to the shareholders of ITAÚ UNIBANCO HOLDING. The shares issued by XPart S.A. will be attributed to ITAÚ UNIBANCO HOLDING’s stockholders in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2020	F-134