Form 20-F
period 2021-12-31
Itau Unibanco Holding S.A.
filed 2022-04-28
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
4,958,290,359 Common Shares, no par value per share
4,845,844,989 Preferred Shares, no par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
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
filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).
☐ Yes ☒ No

Audit Firm Id: 1351	Auditor Name: PricewaterhouseCoopers Auditores Independentes	Auditor Location: São Paulo, Brasil

i

ii

iii

Certain Terms and Conventions
All references in this annual report to (i) “
Itaú Unibanco Holding
,” “
Itaú Unibanco Group
,” “
we
,” “
us
” or “
our
” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “
Brazilian government
” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “
preferred shares
” are references to our authorized and outstanding preferred shares with no par value; and (iv) “
common shares
” are references to our authorized and outstanding common shares with no par value. All references to “
ADSs
” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “
ADRs
,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “
real
,” “
reais
” or “
R$
” are to the Brazilian
real
, the official currency of Brazil. All references to “
US$
,” “
dollars
” or “
U.S. dollars
” are to United States dollars.
Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this annual report:

•	“ Itaú Unibanco ” means Itaú Unibanco S.A., together with its consolidated subsidiaries;

•	“ Itaú BBA ” means Banco Itaú BBA S.A., together with its consolidated subsidiaries;

•	“ Central Bank ” means the Central Bank of Brazil;

•	“ CLP” means the Chilean peso , the official currency of Chile;

•	“ CMN ” means the Brazilian National Monetary Council; and

•	“ CVM ” means the Securities and Exchange Commission of Brazil.
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
Forward-Looking Statements
This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•
The economic, financial, political, public health and other effects of the outbreak of the 2019 strain of coronavirus (including variants)
“COVID-19”,
or other pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of this annual report;

•
General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with volatility related to the 2022 presidential elections in Brazil ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the
COVID-19
pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

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

•	The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threats;

•	General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

•	General economic and political conditions, in particular in the countries where we operate, escalating military tension between Russia and Ukraine, terrorism, or other geopolitical events;

•	Government regulations and tax laws and amendments to such regulations and laws;

•	Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures;

•	Disruptions and volatility in the global financial markets;

•	Increases in compulsory deposits and reserve requirements;

•	Our level of capitalization;

•	Costs and availability of funding;

•	Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;

•	Regulation and liquidation of our business on a consolidated basis;

•	Failure or hacking of our security and operational infrastructure or systems;

•	Our ability to protect personal data;

•	Strengthening of competition and industry consolidation;

•	Changes in our loan portfolio and changes in the value of our securities and derivatives;

•	Customer losses or losses of other sources of revenues;

•	Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;

•	Our exposure to the Brazilian public debt;

•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;

•	The effectiveness of our risk management policy;

•	Damage to our reputation;

•	The capacity of our controlling stockholder to conduct our business;

•	Difficulties during the integration of acquired or merged businesses;

•	Adverse legal or regulatory disputes or proceedings;

•	Effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and

•	Other risk factors as set forth under “Item 3D. Risk Factors.”
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
About our Financial Information
The reference date for the quantitative information for balances found in this annual report is as of December 31, 2021 and the reference date for results is the year ended December 31, 2021, except where otherwise indicated.
Our fiscal year ends on December 31 and, in this annual report, any reference to any specific fiscal year is to the twelve-month period ended on December 31 of that year.
Our audited consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with IFRS, as issued by the IASB. Unless otherwise stated all audited consolidated financial information related to the years ended December 31, 2021, 2020 and 2019 included in this annual report was prepared in accordance with IFRS.
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
Our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019 were audited by PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), independent registered public accounting firm, as stated in its audit report contained in this Form
20-F.
Please see “Note 2 – Significant Accounting Policies” to our audited consolidated financial statements for further details about the significant accounting policies applied in the preparation of our audited consolidated financial statements in accordance with IFRS.

PART I

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
Macroeconomic Risks
International Scenario
Changes in macroeconomic and geopolitical conditions may adversely affect us.
Our operations are dependent upon the macroeconomic and geopolitical conditions of several countries, including countries in which we and our clients do business, in particular Latin American countries. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and may have a negative impact on our operations.
The demand for credit and financial services, as well as our clients’ ability to repay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rate, inflation, and fluctuations in interest and foreign exchange rates, as well as by geopolitical variables.
For example, the recent action of Russian military forces and support personnel in Ukraine has escalated tensions between Russia and the United States, the North Atlantic Treaty Organization (“NATO”), the European Union and the United Kingdom (“U.K”). The United States has imposed, and is likely to impose material additional, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned by the EU and the U.K. and other jurisdictions. In addition, the military conflict between Russia and Ukraine has increased many commodity prices, such as the prices of energy and oil. While the invasion continues toward major Ukrainian cities, the United States, the European Union and the U.K. and other jurisdictions are likely to impose additional material, financial and economic, sanctions and export controls, including against the Russian energy sector, in which the country is an important global producer. Such actions and sanctions could have negative impacts on regional and global financial markets and economic conditions, including disruptions/ interruptions in distribution channels, new price surges and increases in inflation across countries. Such events could have a material adverse effect on our business and financial performance, including through increased costs of compliance, restrictions on our and our clients´ ability to enter into transactions with counterparties in specific regions of the world, higher volatility in foreign currency exchange rates, and increased input costs (such as energy).

Moreover, disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing
loans, resulting in an increase in the risk associated with our lending activity.
In addition, the economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. The strong and rapid rise in
COVID-19
cases around the world suggests that the Omicron, the latest variant of the virus, is highly contagious. The Omicron wave has surpassed that of previous variants in total number of infections, despite the high levels of vaccination. However, hospitalizations have seen a much more modest increase, and deaths have not risen significantly in the last few months. The current available information suggests that the Omicron variant could be less lethal despite being highly transmissible. Other than that, current high levels of vaccination in several countries and the distribution of booster doses may also be providing a defense against the disease. As a result, the Omicron-driven surge in cases has led to milder restrictions and have had a more limited impact on global economic activity. The impact has been higher in China, which has adopted a zero-COVID-19 policy. However, the risk of new variants other than the Omicron variant remains and reinforces the importance of booster shots and of updating vaccines to fight virus mutations. A new surge in infections arising, for example from new strains of the virus and any event that might hinder governments further controlling the spread of
COVID-19
may lead to governments having to reimpose restrictions on mobility to try to contain the further spread of the disease, thus leading to a suppression of economic activity. Although these risks have decreased, their materialization would affect global growth and may decrease investors’ interest in assets from Brazil and other countries in which we do business, which would adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.
Additionally, inflation has been rising globally, which for developed markets will mean a faster withdraw of monetary stimulus that can affect emerging economies and thus our operations. Fed is likely to raise rates above neutral this year and closer to 4.0% in 2023, and to begin a significant balance sheet reduction in May 2022. ECB is also expected to move toward policy normalization. ECB is likely to end quantitative easing (QE) and to start raising rates in third quarter of 2022. A faster withdrawal of monetary stimulus in developed economies and the increase of interest rates can affect emerging economies and thus affect our operations.
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
Political events will be key determinants of asset prices in the region once again. Elections in Brazil and Colombia will be major events, while in Chile the work of the constitutional assembly to write a new constitution will be closely watched, as markets wait for more policy signals from the recently elected administration. The IMF approved a new program with Argentina in March, amounting to USD 44 billion (total disbursements over a period of 30 months). But there are already new hurdles to the implementation of agreed policies due to the new reality of energy commodity prices, which opens up the possibility of waivers.
Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic and political environment, may also affect the market price of securities of Brazilian issuers in a material and adverse way or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us.

Domestic Scenario
Brazilian authorities exercise influence over the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as a deterioration of government fiscal accounts, may adversely affect us.
Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP grew 1.2% in 2019 and decreased 3.9% in 2020. In 2021, GDP increased 4.6%. For 2022, we expect a slowdown in the Brazilian GDP growth to 1.0%, caused mainly by the impact of high interest rates on aggregate demand. Omicron became the dominant variant after the 2021 holiday season, leading to a sharp increase in COVID-19 cases and moderate pressure on hospitals in the beginning of 2022. The number of new cases has decreased sharply since February 2022, but the risk of new COVID-19 variants remains and reinforces the importance of booster shots and of updating vaccines to fight virus mutations. Moreover, there is a great deal of political uncertainty around the outcome of the 2022 presidential elections in Brazil. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and a lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial
corporations and, therefore, have a material adverse effect on us.
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
Fiscal
The consolidated public sector delivered a primary budget surplus of 0.7% of GDP in 2021, marking the first positive result since 2013. In 2022, we expect the primary result of GDP to decrease, Public debt decreased from 88.8% in 2020 to 80.3% of GDP in 2021 and is expected to remain stable in 2022, but to increase again in 2023. Structurally, high indebtedness and an uncertain fiscal framework suggest a major risk to Brazil’s fiscal path. If the government fails to persist with the fiscal adjustment agenda, the local economy would be negatively impacted, with a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition.
Monetary
Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the SELIC, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in the SELIC rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC rate could reduce our gains from interest-bearing assets, as well as our net margins.
The Central Bank’s Monetary Policy Committee (the “COPOM”) was created on June 20, 1996 and is responsible for setting the SELIC rate. The COPOM meets eight times a year, every 45 days. The aim in creating the COPOM was to enhance monetary policy transparency and confer adequate regularity to the monetary policy decision-making process. Currently, many central banks around the world follow similar procedures, facilitating the decision-making process, monetary policy transparency and communication with the public.
After reaching 2.0% per annum in August 2020, the Central Bank began to increase interest rates in March 2021. The SELIC rate reached 9.25% in December 2021 and 11.75% in March 2022. The increase in the SELIC rate throughout 2021 and 2022 placed real interest rates at a restrictive level.

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
Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the spread of the
COVID-19
pandemic resulted in a sharp drop or even a halt in the activities of companies in various sectors that we transact with and otherwise serve. While many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, and the emergence of new variants, increasing disease severity or other factors related to the pandemic, including access to, or the efficiency of, vaccines and the availability of booster shots, may result in a renewed tightening of these policies or the imposition of new and different restrictions. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit.
In addition, there can be no assurance that the restrictive measures imposed by certain Brazilian states and municipalities will not worsen if Brazil faces new waves of
COVID-19.
For example, at the beginning of 2021, a novel strain of
COVID-19
started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. On March 11, 2021, Brazil was considered the epicenter of the
COVID-19
pandemic in terms of number of confirmed cases and deaths. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns. However, even with these measures, economic activity was significantly less impacted in 2021, indicating that there was a learning process in connection with the COVID-19 pandemic.
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
The extent of the impacts of the
COVID-19
pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations and variants of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the
COVID-19
pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the
COVID-19
pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).
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
COVID-19
pandemic on our business.
Please see “Note 33 – Supplementary information” to our audited consolidated financial statements.

Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects
.
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
In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at our premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by us to lawyers and consultants were made strictly on behalf of Bank of America.
On July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was our employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that we acquired throughout the last fifteen years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth.
It was reported by the press that Antonio Palocci Filho and Eike Fuhrken Baptista da Silva, negotiated a plea bargain with the Brazilian Public Ministry, where they denounced alleged irregularities in electoral donations and market manipulation, respectively, carried out by some Brazilian banks, including us and Itaú BBA After the investigation, the Federal Police did not indict any Itaú employee or executive member. On February 22, 2022, the investigation records were filed by the Federal´s Court.

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
Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. In addition, the fees charged to individual customers are regulated by the Central Bank, which may impose gratuities. For example, the Central Bank prohibits the charging of fees for using Pix, as well as requires the provision of essential banking services by financial institutions (e.g., ATMs and online banking), which tends to impact sources of our revenue.
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
Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on our activities. In 2019, multiple bills sought to limit interest rates, particularly for credit card facilities (
rotativo
do
cart
ã
o
) and overdrafts facilities (
cheque
especial
) – the latter, with limits that are more restrictive than those recently imposed by the Central Bank (which are described in more detail under “Item 4B. Business Overview – Supervision and Regulation—Rules for Overdraft Facilities in Checking Accounts”). Further caps on interest rates may be adopted. Furthermore, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In 2021, Law No. 14,183 was issued, which increased the tax burden on the banking and financial services sectors. In 2022, Congress is expected to vote on another increase in the tax bill. The publication of Law No.14,181/21 aims to help consumers in good faith who are unable to pay their debts without compromising the minimum amounts they have to survive. These parameters will be defined by the regulator in 2022, being their criteria for treatment of over-indebtedness and outstanding debts from the federal government, which could have a negative impact on the granting of credit and the renegotiation of debts with our customers. See “Item 4B. Business Overview—Supervision and Regulation—Law No. 14,181 of 2021” for more details on Law No. 14,181/21.
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
Currently, the Brazilian Congress is discussing different legislative proposals for a broad tax reform. Ongoing discussions include replacing certain existing taxes for new ones, the imposition of withholding tax over dividends distributions (currently exempt from income taxation), increase of certain taxes levied on financial revenues, among other provisions. There is no clarity as to when or whether a tax reform may ultimately be enacted. If adopted, any such tax reform may affect our business by increasing our costs, limiting our profitability or having other impacts.
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
changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic environment, including as a result of escalating military tension between Russia and Ukraine.
Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. If we are unable to control or reduce the level of nonperforming or low-quality
loans, we may be adversely affected.

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
Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition, and it could also adversely affect the growth rate and the mix of our loan portfolio.
In addition, if we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.
We may incur losses associated with counterparty exposure risks, including the Brazilian federal government.
We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2021, approximately 17.5% of all our assets and 58.8% of our securities portfolio were comprised of these public debt securities.
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
Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including to us are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to us.
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
A significant portion of our business is conducted in Brazil, where the COPOM, establishes the SELIC rate, and uses changes in this rate as an instrument of monetary policy. The SELIC rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded on the SELIC System operated by the Central Bank. In recent years, the SELIC rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2015 and 2016, as a result of increased prospects of inflation and macroeconomic instability, the COPOM increased the SELIC rate, reaching 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. In the following years, as a result of the widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, the Central Bank started a monetary easing cycle and the COPOM has reduced the SELIC rate. As of December 31, 2017, and December 31, 2018, the SELIC rate was 7.00% and 6.50%, respectively. As of December 31, 2019 and December 31, 2020, the SELIC rate was 4.5% and 2.0%, respectively, and started to increase in March 2021, reaching 9.5% in December 2021. As of the date of the filing of this annual report, the SELIC rate was 11.75%.
We may face challenges associated with IBOR transition.
A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of recent international and other regulatory guidance and proposals for reform. The majority of these reforms are already effective, including the majority of the provisions of Regulation (EU) 2016/1011.
On March 5, 2021, the U.K. Financial Conduct Authority (“FCA”) announced that: (i) all seven euro LIBOR settings, all seven Swiss franc LIBOR settings, the spot next,
1-week,2-month
and
12-month
Japanese yen LIBOR settings, the overnight,
1-week,
2-month
and
12-month
sterling LIBOR settings, and the
1-week
and
2-month
US dollar LIBOR settings would cease immediately after December 31, 2021 and (ii) the overnight and
12-month
US dollar LIBOR settings would permanently cease immediately after June 30, 2023. This cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of USD LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2022, as recommended by ARRC and certain regulators. Additionally, on April 6, 2021, New York Governor Cuomo signed into law legislation that provides for the substitution of SOFR in any LIBOR-based contract governed by New York state law that does not include clear fallback language, once LIBOR is discontinued. Moreover, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies. Moreover some U.S. lenders may elect to use alternatives rates other than SOFR such as the SOFR rate published by the CME Group which was also formally recommended by the ARRC for cash market products.
In addition, in 2021 regulators encouraged financial firms to cease entering into new contracts that use of LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021.
Additionally, on September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Also, on 11 May 2021 this working group recommended EURIBOR fallback trigger events and replacement rates for EURIBOR based on €STR. Unlike LIBOR, the EURIBOR is not expected to disappear. However, although EURIBOR has been reformed in order to comply with the terms of the Regulation (EU) 2016/1011, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.
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
Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to eventual unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to identified or identifiable natural persons, including our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes, as well as the theft of technology and intellectual property. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage.
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
We manage and hold confidential personal information of identified or identifiable natural persons, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially and adversely affect our operating results, reputation, financial condition and prospects.
Administrative sanctions include, but are not limited to, sanctions for non-compliance
with the
Lei
Geral
de
Prote
ç
ã
o
de Dados
(“LGPD”), or Law No. 13,709/2018, which came into effect in September 2020. The LGPD sets out the scenarios in which personal data can be handled, either by physical or digital means, and protects the holders of data from improper use. Additionally, it requires that the way companies handle personal data is based on the law.
Further, our business is exposed to risk from potential
non-compliance
with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and reputational or financial harm.
In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.
Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
We face various cybersecurity risks, including but not limited to: (i) penetration of our information technology systems and platforms, by ill-intentioned
third parties, (ii) infiltration of malware (such as computer viruses) into our systems, (iii) contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential client and/or proprietary data by persons inside or outside of our organization, and (v) cyber-attacks causing systems degradation or service unavailability that may result in business losses.
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
For example, in 2020, SolarWinds Inc., one of our third-party software service providers, was subject to a data security incident and, in 2021, a remote code execution vulnerability in Apache Log4j was identified as affecting large amounts of systems worldwide. In these instances, our cybersecurity team promptly took steps to determine whether we were adversely impacted and to contain and remediate the incidents. We completed investigations of these incidents and concluded that they resulted in no material adverse impact to us, but there can be no guarantee we will not experience such an impact in the future, as we are subject to cyber threats that occur every day.
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
If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of client compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we are also subject to cyber-attacks against critical infrastructures of Brazil or of the other countries where we operate. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our clients.

We also help third parties to adapt their infrastructure to work securely from home. There are also requirements related to the information security process, such as the
LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021 and SUSEP Circular No.638/2021, that we are required to comply with. We agree on the importance of mitigating cyber risks and the related controls are continuous monitored to ensure effectiveness as any failure to comply with these regulatory requirements could adversely affect us.
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
Our performance could be adversely affected if we are unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce ( particularly to emerging competitors, such as start-ups
and fintechs), could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position.
This loss can further affect our businesses if we lose any key employee who is difficult to replace due to a booming talent market (such as data scientists, product managers, designers and others) or to diversity profiles (such as women in leadership roles).
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
We are subject to Brazilian anticorruption legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation (mainly Brazilian Law No. 12,846/2013
– Lei Anticorrupção Brasileira
), require us, among other things, the maintenance of policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See “Item 4B. Business Overview—Supervision and Regulation” for further details. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.
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
Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies and capital expenditure plans, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders.
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
As of December 31, 2021, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and of dividend payments.
In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.
Certain of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporate Law the controlling stockholders should always vote in the interest of the company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided.

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
We are a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (
Ministério Público
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
As this period expired, the parties signed an addendum to the instrument to extend the adhesion period to include a greater number of saving account holders and, consequently, increase the termination of legal actions. In May 2020, the STF approved this addendum and granted a term of thirty months for new adhesions, which may be extended for another thirty months, conditioned on the number of account holders adhering throughout the first period.
As such, low adherence to the agreement and an eventual unfavorable judgment by the STF may result in Brazilian banks incurring relevant costs, which could have an adverse effect on our financial position. We are currently working with the courts to encourage adherence.
Tax assessments may adversely affect us.
As part of the normal course of business, we are subject to inspections by federal, municipal, and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders.

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
The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non-financial
companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements.
Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, digital technologies are changing the ways customers access financial services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not successfully able to compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.

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
Environmental and social risk is considered a material issue for our business, since it can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses resulting from events of environmental and social origin related to our activities. For more information about our environmental and social risks management please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Environmental and Social Risk”.
We conducted a strategic review of environmental and social risks governance, in order to integrate the management of these risks into a transversal and unified model, based on the reputational risk dimension, in accordance with our risk appetite.
Additionally, new regulatory initiatives related to ESG apply to us may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations. For example, CMN Resolution No. 4,327/2014 establishes requirements that must be observed in the establishment and implementation of the environmental and social responsibility policies for financial institutions. Accordingly, we are required to assess environmental and social risks and evaluate data from environmental and social related financial losses. The Central Bank is responsible for supervising the implementation of such regulation.
Environmental and social issues may affect our daily activities and the revenue of our clients, causing defaults, especially in case of serious environmental and social incidents, including climate risk as climate change also poses relevant risks for the whole financial system.

These risks are more pronounced when we provide financial support for clients and projects, as we could be held indirectly liable for supporting such activity in case of environmental or social damage, which could also subject us to further reputational risks.
Climate change may have adverse effects on our business
Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from: (i) physical climate risks; (ii) risks arising from the transition to a low carbon economy, and (iii) climate litigation.
Physical climate risks are related to the projection that global climate shall continue to change over this century and beyond, which is expected to result in increased severity and frequency of extreme weather events. Despite the uncertainty component related to the intensity and location of these events, it is anticipated that economic effects shall be acuter in the future. Potential effects on the economy include, but is not limited to, significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations may impair asset values and credit quality of customers, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damage due to weather events which may represent increased costs for us.
Regarding the transitional risks, we recognize that economic shifts toward a low-carbon
future are needed. We expect that the market may face significant and rapid developments in terms of stakeholder expectations, policy, legal and regulatory risks capable of impacting our lending activities and the value of our financial assets. In addition, we expect that we will face greater scrutiny of the business we conduct and the customers we transact with. As a result of our practices and decisions related to climate change or to the practices or involvement of our clients, in certain industries or projects associated with causing or exacerbating climate change, our reputation and client relationships may be damaged, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment changes.
Effects from both physical and transitional risks may also represent losses for our clients, affecting companies´ profitability as well as their ability to repay loans. Further, possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of our clients, higher expected credit loss, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately embed risks associated with climate change into our risk framework to appropriately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we may face an important adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition.
Other potential risk arises from climate-related litigation claims, which is compelling governments and corporate actors to purse action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. Financial institutions are exposed to the risk of being defendants in a climate-related suit, and they may also be indirectly affected through their client’s portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client´s, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

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
or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4,373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (E.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder non-resident
in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions taxes may be due on these exchange rate transactions.

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
4A. History and Development of the Company
Our legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated in Brazil on September 27, 1924. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100,
04344-902,
São Paulo, SP, Brazil and our telephone number is
+55-11-5019-1267.
Investor information can be found on our website at www.itau-unibanco.com/ir. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained on our website or on any website mentioned in this annual report or any website directly or indirectly linked to these websites is not incorporated by reference in, and shall not be considered a part of, this annual report and you should not be relied upon. Our agent for service of process in the United States is the general manager of our Miami branch, which is located at 200 South Biscayne Boulevard, Floor 22, Miami, FL – 33131.
Our History
Our history begins back in 1924, when Casa Moreira Salles, which used to sell everything (from dishes, clothes, and shoes, to beverages) and which was founded by João Moreira Salles (“João”) in Poços de Caldas, Minas Gerais, received the letter patent issued by the Brazilian government, which allowed it to operate as a banking section, i.e., as a correspondent for the leading banks in the state of Minas Gerais. This entity eventually became Unibanco.
Two decades later, in 1943, Itaú was founded by Alfredo Egydio de Souza Aranha (“Alfredo”), as Banco Central de Crédito S.A., with its first branch in the city of São Paulo.
João and Alfredo played a key role in our history as did the second generation of founders, Walther Moreira Salles and Olavo Setubal.
Since our incorporation, we grew changed our name a few times, conducted mergers and acquisitions, experienced the economic growth in Brazil, hyperinflation, the middle-class boom and some world crisis and learned more about our foreign operations. We have witnessed the progress of Brazil and the stories of countless employees and clients who have helped us grow and encouraged us to develop.

In 2008, we closed the largest merger in Brazil´s history. The partnership between Itaú and Unibanco meant the union of complementary mentalities, two ground-breaking banks in the use of technology and leaders of the sector in Brazil, which shared histories. This merger resulted in the largest private financial conglomerate in the Southern hemisphere and one of the 20 largest banks in the world as measured by assets.
Over the course of more than 90 years, we have traced our firm path with ceaseless commitment to the fostering of social transformation. Its history is marked by incentive of culture, education, sports and urban mobility driven through the programs of the
Espa
ç
o
Ita
ú
de Cinema
and
Funda
ç
ã
o
Ita
ú
which comprises of three companies:
Ita
ú
Cultural,
Ita
ú
Social
and
Ita
ú
Educa
ç
ã
o
e
Trabalho
. The concern we have always shown for social causes of importance to society became even more evident in the difficult context of the greatest health crisis in recent history brought about by the
COVID-19
pandemic. Faced with this challenge, we went far beyond our immediate business responsibilities and created the program
Todos
pela
Sa
ú
de
(Everyone for Health) based on the largest philanthropic donation ever made by a private-sector entity in Brazil.
The resources donated through the Itaú Foundation for Education and Culture (
Funda
ç
ã
o
Ita
ú
para
Educa
ç
ã
o
e
Cultura
) are managed by a group of specialists from the health sector under the leadership of Paulo Chapchap which operates through actions aimed at informing and guiding the population, purchasing protective equipment, establishing preventative actions, purchasing equipment for hospitals and for testing the population, providing support for the construction of shelters (
Centros
de
Acolhimento
), and supporting research into the epidemiology and treatment of
COVID-19.
We believe that a financial institution should help people and companies to achieve their dreams and invest in big ideas. A bank encourages people to grow and companies to move forward. This is how we guide our business. The responsibility we assume for the development of the countries in which we operate is at the core of our activity and is a hallmark of our entire history.
Recent Acquisitions
TOTVS Techfin.
On April 12, 2022, we entered into an agreement with TOTVS S.A. (“TOTVS”) for the incorporation of a joint venture (“JV”), initially named TOTVS TECHFIN S.A. (“TECHFIN”), with the purpose of distributing and expanding financial services integrated into TOTVS’s management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.
According to this agreement, before closing the transaction, TOTVS will transfer the assets of its current TECHFIN operation to the company of which Itaú Unibanco will be a partner with 50% of capital stock, and each partner will be entitled to nominate half of the members of its Board of Directors and Board of Officers.
Itaú Unibanco will pay R$610 million to TOTVS for its stake and up to R$450 million as earn-out after five years, subject to the achievement of the targets aligned with the growth and performance goals.
Additionally, Itaú Unibanco has committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.
This partnership sets up a company that will combine technology and financial solutions, adding to the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.
The abilities of Itaú Unibanco and TOTVS together will also enable the new company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs and fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of Itaú Unibanco and TOTVS in digital transformation and evolution of the financial industry.
The completion of this operation is subject to the approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil.
Ideal
On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”).
This purchase will be carried out in two phases over five years. In the first phase, we will purchase 50.1% of Ideal’s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, and as result becoming the controlling shareholder of Ideal. In the second phase, after five years on, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock.
This transaction strengthens our investment ecosystem and will enable us (i) the provision of the talent and expertise of Ideal’s professionals, known for their ability to innovate, (ii) the offer financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry into independent investment agents market, and (iv) to improve distribution of investment products to individual clients. The management and running of Ideal’s business will remain independent from us. Against this backdrop, Ideal will continue to provide services to its clients and we will not be its exclusive service provider.
The completion of the transaction is subject to regulatory approvals, including approvals from CADE and the Central Bank of Brazil.
Zup
On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, subject to any contractual adjustments to the purchase price.
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
XP Inc.
On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.
In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contained, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.
On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.
Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.
In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we held 46.05% of XP Inc.’s capital stock.
Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to the then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors.These independent directors are also members of the audit committee of XP Inc., which was composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed 1 member of the audit committee.
On November 26, 2020, we announced that our Board of Directors approved the partial spin-off
of the investment in XP Inc. for a new company (XPart S.A.).
In December 2020 XP Inc. held a
follow-on
on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital.
At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was approved by our shareholders in order to segregate the business line related to our interest in XP Inc’s capital to a new company named XPart S.A. (“XPart”), constituted by a part of the investment owned by us at XP Inc. and cash in the amount worth R$10 million.

With the segregation of the business line represented by our investment in XP Inc. into XPart our stockholders became entitled to an equity interest in XPart in the same number, type and proportion of the shares they hold in us as per the Material Fact we published on December 31, 2020. Accordingly, the main benefit of this transaction was value creation for our stockholders, providing higher liquidity and a potential increase in the market value of their investment.
The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective as of May 31, 2021, the date from which the legal and accounting segregation of us and XPart materialized.
XP Inc.’s capital stock held by XPart was 40.52%, totaling R$9,371, as of December 31, 2020.
On July 27, 2021, after the receipt of the approval of the operation by the Central Bank, XPart had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade).
XP Inc. expressed its interest in merging XPart with and into XP Inc., ceasing to exist. Accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be voted on the General Stockholders’ Meetings of XPart and XP Inc. As of May 28, 2021, shares issued by us and our American Depositary Receipts (ADRs), have been trading with right to receive securities issued by XPart.
XPart had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade), and on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to vote on the merger of XPart into XP Inc. were called to be held on October 1, 2021.
The merger of XPart with and into XP Inc. was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings held on October 1, 2021, and, for that reason, shares issued by us and our American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) XPart´s controlling stockholders IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of our ADRs, to receive Class A shares issued by XP Inc, and (b) the remaining XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP Inc. As for our ADRs, The Bank of New York, our depositary bank suspended the issuance and cancellation of our ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery of the Class A shares issued by XP Inc. to the holders of our ADRs. During this period, holders of our ADRs could not receive shares issued by us underlying the ADRs, and holders of preferred shares issued by us could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of our ADRs, which continued to be carried out normally during this period.
Withdrawal and appraisal rights in connection with the merger of XPart with and into XP Inc. were not extended to holders of our ADRs, which were trading with the right to receive XPart shares up until the consummation of the merger.
The original agreement sets forth the acquisition of an additional ownership interest in XP Inc. by Itaú Unibanco, equivalent to 11.36% interest in XP Inc.’s capital, for the estimated amount of R$7.9 billion, approved by BACEN and regulatory bodies abroad, the latter approval on April 13, 2022. The acquisition is expected to be carried out in the second quarter of 2022.
Itaú CorpBanca Colombia S.A.
Itaú Unibanco, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.’s capital for the amount of R$2,219 billion, and now it holds 99.46%.
The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

4B. Business Overview
Operations Overview
We report the following segments for the year 2021: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:

The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated.
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
Our business is not materially affected by seasonality.
Retail Banking
Retail banking is one of our core businesses, through which we offer a dedicated service structure to consumer clients throughout Brazil. We have a large and diverse portfolio of products and services to address our clients’ needs such as credit products, mortgage, investments, insurance, payments and other banking services. Our customer service structure is targeted to offering the best financial solutions for each client.
Our retail banking business is segmented according to customer profiles, allowing us to connect with and to better understand each one of our customers. This strategy enables us to offer suitable products to meet their demands. The main activities under the retail banking business are the following:
Itaú Retail Banking (individuals)
Mass Segment:
This segment serves individuals with a monthly income of up to R$4,000.
Mass Affluent Segment (Itaú Uniclass):
Itaú Uniclass is available at our branches and digital channels for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to Itaú Uniclass’ clients, including investment advisory services, exclusive tellers, higher credit limits and a team of dedicated relationship managers. For clients who prefer a more digital/remote relationship, Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone,
e-mail,
SMS, videoconference, chat and even WhatsApp from 9 a.m. to 6 p.m. on business days, at no additional cost.
For the last few years, we have been focusing on improving customer experience and remodeling the value proposition of our businesses. We believe that, in order to maintain a competitive strategy, it is necessary to increase our Phygital and Omnichannel approaches.
“Phygital” means to improve our capacity to serve our clients as they prefer, using their channel of choice. “Omnichannel” refers to an increased level of integration among our channels allowing us to offer better services and products to our clients. Through Phygital and Omnichannel, we are able to implement O2O (“Online to Offline”) capabilities, a two-way
flow between the digital and the physical worlds, not only generating leads and sales, but also increasing consumer satisfaction through frictionless flows.
These improvements have already been recognized by clients, as shown in our satisfaction ratings (i.e., Net Promoter Score). Our Mobile App achieved an NPS of 71 points on December 31, 2021. Our digital channels represented 27.8% and 24.6% of our revenue income for the year ended December 31, 2021 and December 31, 2020, respectively. Our target is to reach 50% in the next couple of years.

Itaú Personnalité (banking for high-income individuals)
We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000.
Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 230 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.
For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS, WhatsApp, and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features.
The table below shows our market position and information about competitors for our retail banking (including Itaú Personnalité) business:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Banking (Including Itaú Personnalité)	As of December 31, 2021, we reached a market share of 12.3% based on total outstanding loan balance in reais. According to the latest data base of competitors, in December 2021 we achieved the third largest position in this segment in Brazil.	We have a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brazil).
Source: Itaú Unibanco Holding and the Central Bank.
Itaú Empresas (very small and small companies)
To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for:

•
Microenterprises: customer base consisting of companies with annual revenues of up to R$ 0.8 million, served by 2,686 bank branches and 1,359 relationship managers and 423 managers focused on acquiring new customers as of December 31, 2021; and

•
Small businesses: customer base consisting of companies with annual revenues between R$0.8 million and R$60 million, served by 309 bank branches and 2,118 relationship managers as of December 31, 2021.

ANBIMA certifies all our relationship managers, who are trained and skilled to offer an appropriate solution for each customer, based on their needs.

Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investment and banking services.
In 2021 we began to implement a new retail strategy, called iVarejo 2030, with the objective of offering a better experience to our customers, with complete, sustainable and increasingly digital solutions. We are changing into a “Phygital” bank, which stands for a digital bank with the convenience of the physical network. To support this transformation, we restructured and expanded our digital branches, developed new services and tools used by our sales and relationship teams, aiming for greater efficiency in business generation and customer service. In order to grow our client base we created a new strategy for client acquisition based on the ‘acquiring manager’, a professional that is fully dedicated to client hunting and business development.
As a first result of the implementation of iVarejo2030, we also increased in 120 basis points our NPS score for micro companies during the year of 2021. We periodically monitor the customers’ satisfaction in order to accomplish the mission of increasingly exceeding their expectations.
Also as a part of iVarejo2030, for small businesses we introduced in 2021 a new experience for our customers with the creation of Business Centers. These centers will offer our customers a variety of experts in the same physical space. Besides housing multiple branches in the same building, these centers also offer product, credit and debt restructuring specialists, who will be available to support both customers and our relationship managers to ensure a complete banking environment. These Business Centers will be available in major cities around the country, with three already opened in 2021.
Credit Cards and Commercial Agreements
We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 28.9% in the fourth quarter of 2021, according to ABECS. The relationship with our clients is done via our proprietary segments and partnerships with major retailers, telephone companies, automakers and airlines established in Brazil. We are based on three main business segmentations: Account Holders,
Non-Account
Holders and Retail Partnerships and we offer a wide range of credit and debit cards shelf to each type of account and non-account
holders. Our purpose is to provide the best customer experience and satisfaction. In order to achieve this, we established the “Customer First” as one of our top priorities. Our global NPS, a measure of customer satisfaction, indicates that our score improved six basis points in December 2021 when compared to December 2020. Our aim is to continuously grow our credit card portfolio increasing digitalization, profitability and the quality of our assets. Accordingly, our credit card division is dedicated to developing the best payment solutions for our clients, new products and new digital services while managing the credit quality of our portfolio.
In 2021, we redesigned our credit card product shelf and focused the sales efforts on the digital channel increasing our sales in three times when compared to 2020.
The digital channel was responsible for 55% of all sales in the last quarter of 2021. Besides the great contribution on sales growth, the digital channel received much of our technological investments. Our apps have several functionalities needed by our clients– limit raise, recurring virtual card, open finance, among others. The virtual card, for example, was created to bring convenience and safety not only to one time, but also to recurring online purchasing. The adoption by our clients was so important that the number of virtual cards more than doubled in 2021 when compared to 2020.
The Account Holders businesses – Itaú Agências, Itaú Uniclass and Personnalité – redesigned the product shelf and launched fast growing sales products. The Uniclass Signature was launched in two versions depending on customers´ needs: (i) no annual fee version and (ii) with loyalty plus annual fee version. The Black and Infinite cards for Itau Uniclass and Personnalite strengthen the segments value proposition and reduced the investments threshold to exempt clients from annual fees. The Personnalite Black and the Uniclass Signature were launched to non-account
holders customers, but with the option of additional benefits to those clients who also opened their bank account.
In the
Non-Account
Holders segment our focus was on redesigning the value proposition of our Click product. It became 100% exempted from annual fee with no minimum spending target. The product was offered to new and existing clients. We have also launched the new Black and Infinite cards to our most engaged and most value generating customers and our NPS in the
Non-Account
Holders segment increased by six basis points in December 2021 when compared to December 2020.
In 2021, the airline cobranded cards, increased total accounts by 54% when compared to 2020.

Our Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Assai, Extra and Big Group. By the end of 2021, retail partnerships increased purchase volume levels by 26% when compared to 2020. For our partnership with Magazine Luiza, we continued to reinforce our strategy of growing purchase volume and new accounts, launching the Magalu card. The Magalu card is offered in the digital channel, it has no annual fee and it offers a 2% cashback in all purchase done instore at Magazine Luiza. We were able to grow credit cards sales by 3 times year over year since it´s launch in April, 2021.
The table below shows our market position and information about competitors for our credit card business:

Product/Service	Market Position	Additional Information and Main Competitors
Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with 28.9% market share in the period from January to December 2021.	Our traditional competitors in this business are Banco Bradesco, Banco Santander (Brazil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which we highlight Nubank, Banco Inter and Banco Original.
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
The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Payroll Deducted Loans	As of December 31, 2021, we obtained a market share of 12.3% in terms of payroll deducted loans. In December 2021 we maintained the fourth position in this segment in Brazil	Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brazil).
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
We have several sales channels that are utilized for purposes of mortgage financing products: (i) branch network and internet & mobile banking, (ii) construction and development companies, (iii) mortgage agencies, and (iv) strategic partnerships with mortgage financing companies such as CrediPronto.
We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than one hour to get back to the client for loans up to R$1.5 million. This financing process can be fully digital.
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
The number of mortgages we provided directly to individuals in 2021 was 135 thousand, for an aggregate value of R$45 billion during the year. In 2021 our portfolio had an average Loan to Value (LTV) of 44.6%, compared to 39.5% in 2020. In commercial loans, we financed 168 new real estate units during 2021, with an aggregate value of R$7.9 billion.
Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value
indicator at a faster rate than other amortization systems.
The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Real Estate Financing and Mortgages	In the period from January to December 2021 we were the second in new loans to individuals among Brazilian banks, with 27.7% market share as of December 31, 2021.	Our main competitors in this business are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brazil), and Banco do Brasil.
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
In 2021, we continued to restructure our business model, focusing on the following priorities: (1) integration of our banking operations; (2) strengthening of direct sales channels; and (3) digital transformation.
We received R$ 617.7 billion in transactions with respect to credit and debit cards in 2021, an increase of 21.9% compared to the same period in 2020. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2021, 2020 and 2019:

	Financial Volume
	(In billions of R$)
	2021	2020	2019
Credit cards	384.6	308.8	312.7
Debit cards	233.1	197.8	172.3

Total	617.7	506.6	485.0

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Merchant Acquirer	In the period from January to December 2021 we reached a market share of 33.7% in terms of total transaction volume (credit and debit) generated by the acquiring services, positioning us as the second
largest player in this segment in Brazil.	Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintechs, contributed to an increase in competition in the segment. Among
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
According to the FENAPREVI, contributions to Itaú Private Pension Plans reached R$14.3 billion during the year ended December 31, 2021, a decrease of R$ 1.1 billion when compared to December 31, 2020.

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Private pension plans	In December 2021 our balance of provisions represented 19.6% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering only Individuals plans, our market share reached 18.9%, positioning us as the third
	largest private bank	Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market. Other players, such as XP and Icatu, have reached relevant amount of pension plans. Together both were responsible for 7.4% of market share by the end of 2021.
Source: FENAPREVI (Balance of provisions—Pension Plans for Individuals and Companies).
Vehicle Financing
We developed and launched several products and services in 2021. Some of these products are:

•
Dealer’s New Experience – this product renewed the Credline tool (which merchants use to submit proposals to us) based on an intense discovery process carried out with customers. The experience became much simpler and more transparent for the dealer’s performance, in addition to incorporating new functions that help them transact more business.

•	Speed Program – this is a loyalty program for storeowners, which aims to intensify their relationship with Itaú.

•
End-to-end
digital contracting on our digital channels – we launched the experience of digital financing via our digital channels. Account holders start the simulation process, credit approval, formalization and contracting of financing in a 100% digital journey, which is very simple and does not require any physical documents.

•	Floorplan – line of credit for dealers to purchase new and used vehicles for their stock. The product experience is very simple and fast, with a fully digital flow.

•
VEC – Our shared electric vehicle service, developed in an environment of collaborative innovation with ecosystem partners, corresponds to a new sustainable mobility solution, such as Bike Itaú. It will allow users to unlock cars at stations directly from the app and return them to the same place or another charging station. Thus, we reinforce our presence and position in the journey of sustainable urban mobility. Today we have 1124 users in testing, and we continue to expand.

•
iCarros Products – Our solutions help dealers make their sales process more digital and efficient, and they continue to expand. iPeças is a marketplace solution for the sale of parts for assemblers, dealers and resellers. Garagem do Conhecimento is an educational platform with distance classes to prepare professionals in the automotive sector. The iCarros
Check-up
is an application for monitoring the journey of the customer with their vehicles, focused on services and convenience for the user. The Easy Delivery product is a solution that allows dealers to deliver the car directly to the buyer’s home, either for a test-drive or for finalizing the purchase. iCarros Club is a B2B trade-in
platform designed to help our customers increase sales safely and quickly.

•
Itaú Tag in partnership with ConectCar, we have launched the Itaú Tag, an automatic toll and parking fee payment solution exempt from monthly fees, exclusive to our clients. The monthly fee exemption benefit has been available since the second fortnight of September, initially incorporated into the ConectCar tags. We intend to offer our own tag for all clients, as we have used the rollout to strengthen the strategy of generating loyalty by providing benefits that extrapolate banking services.

As of December 31, 2021, our individual and corporate vehicle financing portfolio (not considering Finame) totaled R$47.9 billion, an 34.3% increase from the previous year. The average loan to value ratio of our individual vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 60.4% as of December 31, 2021, a
-2%
decrease compared to 2020. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

As of December 31, 2021, our new individual and corporate vehicle financing operations reached R$ 33.7 billion, a 50% growth compared to 2020. As of December 31, 2021, the average vehicle loan term was 46 months, with 29% of the transactions carried out with terms up to 36 months.
The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Vehicles	As of December 31, 2021, we reached a market share of 12.3% in terms of loans to individuals among banks,. positioning us as fourth in this segment.	Our main bank competitors in this business are Banco Santander (Brazil), Banco BV and Banco Bradesco.
Source: Itaú Unibanco Holding and the Central Bank.
Insurance
Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our Group’s revenues.
Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform.
There was an increase in sales volume in 2021 when compared to 2020. However, there was also a substantial impact on death, unemployment and hospitalization coverage due to the
COVID-19
pandemic.
The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 8.1% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December 2021, positioning us as the fourth largest insurance provider in this segment in Brazil. Considering only our recurring insurance activities, our market share reached 10.3% in the same period.	Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brazil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the retail market. Despite the high concentration of Brazilian banks in the market, the growing number of Insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.
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
We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 42.0% in the year ended December 31, 2021 when compared to the same period of 2020.
The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Premium Bonds	In the period from January to December 2021 we had a market share of 10.9% in terms of revenues from sales of premium bonds, positioning us as the fourth largest
	provider of such products in this segment in Brazil.	Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brazil) which, like us, take advantage of their branch network to gain access to the retail market.
Source: SUSEP.
Consortia
A consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing and (ii) bid offers. There are three different types of bid offers that may be combined: (a) bid offer with own resources; (b) part of the letter of credit; and (c) FGTS tax (only for properties consortium).
The financial calculation for the formation of groups guarantees that everyone will have the right to buy the goods until the end of the group.
As the funds used by a participant to acquire assets are resources from the participants, the management of consortia does not give rise to default risk or regulatory capital requirements for us.
Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients.
Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2021, we achieved the following results:

•	Average of R$1.48 billion of sales per month in the year ended December 31, 2021;

•	New products implemented: trucks and motorcycles;

•
New feature implemented: Customers can contract consortia at Itaú app by their-own.
In addition customers who prefer to buy consortia with a specialist can press a button and receive a call from our sell team. Further customers who own more than one vehicle consortia can now join the quotas to buy a single good.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Consortia Services Fees	In the period from January to December 2021 we had a market share of 6.7% in total consortia services fees. Considering only banks, we are the third largest
	provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Consortia and BB Consortia.
Source: Central Bank.
Microcredit
Our Microcredit unit offers access to credit to small, formal, individual, self-employed entrepreneurs and low-income
legal entities who wish to start, expand and leverage their businesses. As a member of the “National Program for Oriented and Productive Microcredit” (PNMPO) and being an important incentive tool for social development, our Microcredit unit is focused on entrepreneurs with annual revenues of up to R$360,000.00.
In 2021, we increased our sales force and reached more clients, reaching a total portfolio of 25,807 people. In addition, our product was integrated with ITI, our digital Itaú Bank.
Public Sector Group
The Public Sector Group is tasked with client coverage and business development efforts for Brazil’s Federal, State and Municipal government branches as well as select State Owned Enterprises. Its value proposition entails providing financial services and select products to clients in the Public Sector from its 12 regional offices across Brazil via a team of seasoned professionals proficient in the specifics of this segment. A comprehensive array of Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and Credit Products aims to provide a more encompassing and Full Bank Experience for our clientele. As of December 31, 2021, alongside its client coverage mandate, the Public Sector Group was in charge of Sales and Product Development for Taxes Collection and Utilities Billing for 1,525 entities in Brazil.
During 2021 the Public Sector Group consolidated a restructuring effort started in 2020 aimed at streamlining operations and reinforcing its product portfolio. As of December 31, 2021, the Public Sector Group was responsible for managing 7,407 client relationships.

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
Investment Banking
Our investment banking business carried out through Itau BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies.
Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment.
The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Investment Banking	As of December 31, 2021, Itaú BBA ranked first in mergers and acquisitions and equities markets deals
(1)
. Itaú BBA also ranked first in origination and in distribution in debt capital markets transactions
(2)
	.	In investment banking, Itau BBA’s main competitors include Santander , Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.
Source: (1) Dealogic. (2) ANBIMA ranking in terms of volume.
Asset Management
With more than 60 years of experience in investment management, as of December 31, 2021, Itau Asset Management has R$ 786.5 billion in assets under management (including our and Intrag’s assets) according to ANBIMA and recorded a 449 basis points increase of assets under management in 2021 as compared to 2020. Itau Asset Management ranked as the largest non-government
owned asset manager in Brazil, with a 11.4% market share as of December 31, 2021, according to ANBIMA.
In 2021, we were elected for the 13th time the best fund manager by “Guia de Fundos FGV”.Moreover, in 2021, we were considered the best manager in all funds categories (fixed income, equities, money market and hedge funds) and investors segments (high net worth, retail and corporate)
Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$ 55.8 billion in managed assets as of December 31, 2021, compared to R$ 56.26 billion as of December 31, 2020, according to ANBIMA.

The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Asset Management	As of December 31, 2021, we had a market share of 11.4% in terms of assets under management, positioning us as the second asset manager in Brazil.	According to ANBIMA, the asset management industry in Brazil held assets totaling R$6,879 billion as of December 2021 and with 801 Financial Institutions and Assets Managers, among them, XP Investimentos. The competition is concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal.
Source: ANBIMA.
Investment Services
Itaú Investment Services business units provide

(i)	local custody and fiduciary services,

(ii)	international custody services, and

(iii)
corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor on project financings, escrow accounts and loan and financing contracts.

We provide the technological tools to perform daily activities of each service and rely on compliance and contingency procedures. Thus, our clients can direct the focus on their business management.
Pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers are our primary clients in these businesses, representing approximately 1,104 groups of clients, that reached R$3.7 trillion of assets under service as of December 31, 2021, which includes investment funds, underwriting, pension funds, trustee and brokerage services.
We continue to improve our technological platform regarding securities services and investing in new solutions for our clients.

The table below shows the market position and information about competitors for the businesses listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Local Custody	As of December 31, 2021, we had a market share of 21.4% based on total assets under local custody, positioning us as the second position Local Custodian.	According to ANBIMA, the local custody in Brazil held assets totaling R$6,810 billion as of December 2021. Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.
International Custody	Our market share as of December 31, 2021 was 5.9% in terms of total assets under international custody, positioning us as the fourth largest International Custodian.	Based on ANBIMA, the international custody service in Brazil totaled R$1,996 billion of assets as of December 2021. Our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A.
Corporate Solutions	As of December 31, 2021, we had a leading position as agent and register provider to 230 companies listed on B3, which represents 58.4% of companies listed on that exchange. Moreover, we were the second largest transfer agent with 392 debentures offerings in the Brazilian market, representing 25.5% of the debentures market in Brazil.	Our main competitors in the equities market is Banco Bradesco S.A. Our main competitor in debentures is Banco Bradesco S.A.
Source: Itaú Unibanco Holding, ANBIMA and B3.
Itaú Private Bank
With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Lisboa and Nassau.
Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house
customized products and services, we offer our clients access to a wide-open platform with of alternative products including third-party providers.
Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives:

•	Staying close to our customers, listening to them and striving to anticipate their needs;

•	Our guidance is Positive Impact Commitments, which direct our decision-making and help us integrate ESG into our business practices, operations and stakeholder relations;

•	Adding value to clients and stockholders with a complete offering of long-term proactive advisory services;

•	Continuing to invest in our international platforms to enhance Brazilian clients’ experience;

•	Improving our operational efficiency with digital solutions; and

•	Maintaining a focus on risk management and regulatory considerations.
As of December 31, 2021, we had a market share of 29.3% in terms of distribution on private bank segment, an increase of 2.0 percentage points since December 31, 2020, mostly explained by the improvement of the economic scenario and non-current inflow.

Itaú Corretora (Brokerage)
Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 291 thousand clients with positions in the equity and fixed income markets, accounting for R$167.5 billion in trading volume in 2021. The brokerage services are also provided to international clients through our broker-dealer in New York.
The following table shows our market position and information about competitors for the businesses listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Retail Brokerage Services (1)	Ranked fourth in Retail Brokerage Services by equity trading volume in the year ended December 31, 2021 (2) .
Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A.,
Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.

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
The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2021:

Countries	Branches & CSBs	ATMs	Employees
Argentina	78	175	1,554
Chile	188	402	5,214
Colombia (1)	104	121	2,691
Paraguay	37	308	1,007
Uruguay (2)	23	62	1,079
(1) Includes employees in Panama. (2) Does not include the 34 OCA points of service.
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
As of December 31, 2021 we had a network of 430 branches, including 12 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 61 non-bank
correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2021, we also had 34 points of service through OCA S.A., our credit card operator in Uruguay. Please see “Distribution Channels”, for further details about our distribution network in Latin America.
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

The table below shows our market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	As of September 30, 2021, we had a market share of 2.2% in terms of total outstanding loan balance in Argentine pesos, positioning us as the eleventh largest private bank in Argentina.	Our main competitors are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina, Banco Macro, HSBC, Industrial, Patagonia, Supervielle e Credicoop.
Source: Central Bank of Argentina.
Itaú CorpBanca
In April 2016, we closed the merger of Banco Itau Chile into CorpBanca and, as a result, acquired control of the resulting entity (Itau Corpbanca). On the same date, we entered into the Shareholders’ Agreement of Itaú Corpbanca, or Itau Corpbanca’s Shareholders’ Agreement, which entitles us to point, together with the Corp Group, the former controlling stockholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. In 2021, we have increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itau Corpbanca´s Shareholder´s Agreement, and the exercise of our subscription rights, arising from Itau Corpbanca’s capital increase.
Itau Corpbanca provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itau Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itau S.A. (Panama).
Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to customers’ needs: (1) Wholesale Banking: (a. Corporate, b. Large companies and c. Real Estate and Construction); (2) Retail Banking (a. Itau Personal Bank, b. Itau, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, a Consumer Finance Division); and (3) Treasury. Itau Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.
The table below shows the market position and information about competitors for the business listed below:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	As of December 31, 2021, our market share was 11.1% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile.	Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.
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

In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market.
The table below shows our market position and information about our competitors for the Banco Itaú Paraguay business:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	As of December 31, 2021, we had a market share of 14.4% in terms of total outstanding loan balance in guaranis, positioning us as the second largest private bank in Paraguay.	Our main competitors are Banco Continental, Banco Regional, Sudameris and BBVA Paraguay.
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
In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market.
The table below shows our market position and information about our competitors for the Banco Itaú Uruguay business:

Product/Service	Market Position	Additional Information and Main Competitors
Total Loan Portfolio (includes privately-owned banks only)	As of December 31, 2021, we had a market share of 25.7% based on total outstanding loan balance in Uruguay pesos, positioning us as the second largest private bank in Uruguay.	Our main competitors are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.
Source: Central Bank of Uruguay.
Itau BBA International
Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

•
Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid and Paris, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.

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

•
Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

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
The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2021, 2020 and 2019:

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation
	2021	2020	2019	2021-2020		2020-2019

	(In millions of R$, except percentages)
Income related to financial operations (1) (2)	144,514	123,611	145,308	20,903	16.9%	(21,697)	(14.9)%
Brazil	107,741	102,016	117,541	5,725	5.6%	(15,525)	(13.2)%
Abroad	36,773	21,595	27,767	15,178	70.3%	(6,172)	(22.2)%
Commissions and Banking Fees	42,324	38,557	39,032	3,767	9.8%	(475)	(1.2)%
Brazil	37,635	34,533	35,283	3,102	9.0%	(750)	(2.1)%
Abroad	4,689	4,024	3,749	665	16.5%	275	7.3%
Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses	5,354	4,488	4,553	866	19.3%	(65)	(1.4)%
Brazil	5,332	4,488	4,423	844	18.8%	65	1.5%
Abroad	22	—	130	22	—	(130)	(100.0)%

(1)	Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.
(2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

Competition
The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of September 30, 2021, there were 139 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,319 institutions in Brazil.
We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of September 30, 2021, these three banks accounted for 36.4% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of September 30, 2021, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 34.5% of the banking system’s total assets.
The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

(In billions of R$)
Position	Banks by total assets (1)	Control Type	As of September 30,
			2021	% of Total
1 st	Itaú Unibanco Holding S.A.	privately-owned	1,973.7	16.2
2 nd	Banco do Brasil S.A.(2)	state-owned	1,960.2	16.1
3 rd	Caixa Econômica Federal	state-owned	1,485.1	12.2
4 th	Banco Bradesco S.A.	privately-owned	1,471.6	12.1
5 th	Banco Santander Brasil S.A.	privately-owned	989.2	8.1
6 th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	755.7	6.2
7 th	Banco BTG Pactual S.A.	privately-owned	395.2	3.2
8 th	Banco Safra S.A.	privately-owned	238.6	2.0
9 th	Banco Citibank S.A.	privately-owned	137.5	1.1
10 th	J.P. Morgan S.A	privately-owned	103.8	0.9
n.a.	Others	n.a.	2,673.9	21.9
	Total (3)		12,184.5	100.0

(1)	Based on banking services, except insurance and pension funds.
(2)	Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil’s shareholding stake and excludes these 50.0% of National Financial System.
(3)	Excludes Payments Institutions
Source: Central Bank (IF.data).

Even amid continued uncertainty in markets, in 2021 traditional leader banks were able to recover and increase their results compared with 2019, supported by the economy’s gradual return and provision of digital services.
In addition to traditional competitors, regulatory requirements (eg. PIX, Open Banking) and technology-driven financial institutions are disrupting the Brazilian financial industry.
In general, technology-driven competitors act in specific business lines such as credit cards (e.g Nubank), investment services (e.g XP Investimentos), acquiring services (e.g StoneCo, Pagseguro), banking services (e.g Banco Inter, BTG Pactual), and others. Although many of our non-traditional
competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered.
The awareness that even companies outside of the financial industry could develop advanced technologies to provide financial services, keeps larger institutions in a state of constant alert to disrupt businesses. As technology advances rapidly and client’s preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution, and communication channels.
Distribution Channels
As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital.
. The traditional channels are composed of brick & mortar branches – which could be either full-service branches or in-house
corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.
Our network of 3,244 branches, which includes physical and digital branches, as of December 31, 2021, distributes all of products and services in Brazil.
ATMs, both our own proprietary network of machines and additional 24,255 via partnership with Tecban, (as of December 31, 2021) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.
Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 223 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Brazil	3,244	3,231	3,347	656	656	671	20,006	20,687	21,384
Abroad	399	413	448	36	36	37	1,068	1,071	1,107
Argentina	65	71	74	13	13	13	175	175	176
Chile and Uruguay	207	208	219	4	1	1	464	470	486
Colombia	93	101	117	11	10	11	121	125	147
Paraguay	29	28	32	8	12	12	308	301	298
Other	5	5	6	—	—	—	—	—	—
Total in Brazil and abroad	3,643	3,644	3,795	692	692	708	21,074	21,758	22,491

Digital Channels (internet and mobile banking)
In 2021, we continued to focus on investments in our digital channels to ensure a positive customer experience. Improvements in the regulatory and competition scenario reinforced the commitments that we made a couple of years ago to our customers and stakeholders, were of utter importance and resulted in important achievements.
Digital channels are already our main distribution channels.
Basis Growth
- The number of accounts opened digitally was approximately 3.1 million in the year ended December 31, 2021, 58% higher when compared to the same period from the previous year, and already represents 55.5% of all our accounts opened in 2021. All these results exemplify the importance of our operation, which continues to become more representative each day.
Costumer Engagement
- We have increased our customer access basis by 2.2 million in the year ended December 31, 2021, a 16% growth when compared to the year ended December 31, 2020. 88% of all our customers interactions were done digitally, considering all purchases, transfers, and payments.

Purchase
- We became a one stop shop. In 2021, we started to offer 100% of our product portfolio digitally. In addition, the number of contracts purchased online represented 56% of the total amount we sold in the year ended December 31, 2021.
Satisfaction
- In addition to making our digital channels more complete in terms of products and services, we evolved in the use of data and experimentation with our customers, investing in the year ended December 31, 2021 more than 5,000 hours in conversations and interactions with customers, improving and enhancing our digital journeys. Such improvements have already been recognized by our customers, as shown in our satisfaction ratings (i.e., Net Promoter Score or “NPS”). Our Mobile App achieved an NPS of 71 points on December 31, 2021.
Security
- This is an issue of extreme importance to us, and it is present in all of our journeys. In 2021, we introduced the itoken (our security device), through the use of facial recognition technology, accessed remotely. As of December 31, 2021, we had more than 6 million customers who have enabled itoken with facial recognition technology.
Lead time and availability
– Our average time between changes was two times faster in the year ended December 31, 2021 when compared to the year ended December 31, 2020, developing better features and delivering them to our customers. All these changes were implemented considering all quality standards, guaranteeing more than 99.6% of availability of services in digital channels.
Our communications channel became more efficient every year, and as we are closer to our customers, we can understand the best direction to follow, not only in terms of service evolution, but also in more efficient ways to help people manage their financial life. Another important point is that everything that is developed in digital channels, is not only built for, but with our customers, taking into consideration their daily routine, pain points and needs. This is a great differential – we have the knowledge and the tools to make our journeys simpler and more intuitive, considering each customer profile. To mention a few products, we have investment recommendations according to specific goals, online check deposit, foreign currency purchase, credit card limit increase and online renegotiation.
Our Brand and Marketing Channels
Our brand proposition goes beyond the banking activities. Our brand purpose is to “stimulate people’s power to transform their lives”. We deliver that proposition by providing complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships, fully attending the needs of our customers, from individuals and micro companies to large organizations, providing the best customer experience both digitally and physically.
Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. To reflect our client-centric approach, in 2021 we reviewed our long-time tagline “
Feito pra Você
” (made to you) and adopted a new statement “
Feito com você
” (made with you), which is much more aligned with our way of working.
Besides our financial solutions, in 2021 we have invested in creating a robust content strategy through our social media channels, focusing on providing constant publications about the economic environment and tutorials. In December 2021, we reached over 1.1 billion views on our YouTube channel and over 9.2 million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 652 thousand and 685 thousand followers, respectively. We have also launched a TikTok channel, in March 2021, which already has more than 575,000 followers. This strategy reinforces our commitment to approach and stay relevant for the new generations.
We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 150 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 2.6 million mentions on social media in 2021, according to Oliver, the in-house
[marketing/ advertisement] agency that assists us in the analysis of social media data.
Social media is a pillar in engaging people in our role beyond banking, but it is not the only one. In July 2021, we and Central Única das Favelas (CUFA), an NGO with more than 20 years promoting social and cultural activities in Brazilian slums (
favelas
), started a pilot project in four Brazilian
favelas
with the aim of helping residents and small entrepreneurs to join the financial system. The partnership involves microcredit, a product that aims to help entrepreneurs grow through credit, and a free digital account that meets everyday banking needs, such as payments, credit card, account card, among others. Brazilian slums already move more than R$119 billion per year, and with this credit line, we hope to encourage productive activity for sectors that are often neglected.
We also invest in several projects that focus on important environmental and social causes, such as education, culture, mobility, and sport. As one of the pioneering financial institutions in adopting the ESG agenda in Brazil, in 2021, we have committed to contributing R$400 billion, by 2025, through business initiatives that promote a sustainable and increasingly greener and more inclusive economy. This amount includes three main areas of action: (i) granting credit in sectors with a positive impact on society; (ii) structuring ESG transactions with clients, such as ESG bonds, ESG loans and green debentures; and (iii) providing ESG retail products such as electric/hybrid car finance, solar panels, and microcredit. With this, we reinforce our role as one of the main agents of economic and social transformation in the country.

Our urban mobility platform contributes to boosting the circulation of bicycles in cities which is aligned with the sharing economy principles. Until 2020 our urban mobility platform focused only on bike rentals, headed by our brand Bike Itaú. In 2021, we have also expanded our operation to electric bikes, with speed limited to 25 km/h, and electric vehicles (including electric cars)– our new mobility initiative headed by VEC Itaú, which stands for shared electric vehicle, in Portuguese “
Veículo Elétrico Compartilhado
”.
Bike Itaú has more than 1,400 bike stations and is present in five cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2021 an average of more than 1.5 million trips were made each month using bikes from our urban mobility platform. This is due to the number of bikes we offer people: there are over 14,000 laranjinhas
(a nickname that stands for orange bikes) available for rental. These numbers also represent an impact on people’s carbon footprint, since it saves of more than 4,000 tons of carbon dioxide per year.
VEC Itaú, however, is still in a test stage. We supplied four car models to 700 employees for them to test at stations installed at our administrative centers in the city of São Paulo. The expectation is that, in the beginning of 2022, this service will be expanded, and more vehicles and stations will be available. We believe that VEC Itaú will boost the chain of electric vehicles in Brazil and contribute to expanding the available infrastructure, including charging points, which are still scarce throughout the country. Also, after a year of use, the electric cars will be put for sale on iCarros, a used car marketplace owned by us. Our goal is to accelerate the acquisition of electric vehicles whose prices are still considered high for the Brazilian market. Moreover, we have been offering financing taxes at different lower rates for electric and hybrid vehicles to encourage people to buy these types of cars.
In education, our programs are equally powerful. Since we have launched the “
Leia para uma criança
” (Read for a child) program, in 2010, more than 61 million printed books were distributed to people and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. In 2021, the “Read for a Child” program distributed 2 million children’s books free of charge. The donation was made exclusively to public schools and day care centers, community libraries, civil society organizations (CSOs), and other public facilities aimed at guaranteeing the rights of children aged 0 to 6 years. This shows our commitment to mobilize clients and non-clients
to make a difference in Brazil.
In culture, Itaú Cultural – which is focused on research, content production, mapping, incentivization and diffusion of artistic and cultural manifestations – as well as Espaço Itaú de Cinema – eight complexes throughout Brazil –
re-opened
their doors to the public in 2021 after a year of virtual activities due to the
COVID-19
pandemic.
As a brand with a strong purpose, we also evolved our employee value proposition by investing in diversity and inclusion programs throughout 2021. We promoted several hiring programs focusing on PWD and the LGBT+ community, and bootcamps for minority groups of developers – PWD and trans. In 2021, we were recognized by the global consultancy Great Place to Work (GPTW) as one of the ten best companies for professionals with disabilities to work in Brazil. The survey evaluated the hiring, communication, development, budgeting, inclusive actions, and specific issues related to people with disabilities. In addition to the initiatives to encourage inclusion internally, our Costumer Experience area works to ensure that all its channels are accessible to the public, from its conception to the final product – both physical and digital – and maintains a series of programs and partnerships with institutions dedicated to the development and inclusion of PWD. In the overall GPTW rank, we were the second-best company to work in Brazil, among the category of big companies.
All our brand efforts in 2021 have
paid-off,
as we were ranked for the 18th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$40,534 million, an 8% of growth year on year. The analysis is based on the brand’s ability to generate financial results, influence the clients’ selection process, ensure long-term demand, and deliver profit and social impact.

Our Vision, Our Culture
Our culture supports us in attracting and retaining talent, directing our business path and, promoting a competitive advantage.
It is translated into the seven attitudes listed below, which we call “Our Way”, that keep us up-to-date
with the context, demands and transformations of our business and organizational culture. Our Way directs how we intend to achieve our vision to be a leader in sustainable performance and in client satisfaction. However, the positive results related to the adoption of “Our way” and the fast changes under which the market is going through offered an opportunity to review our culture. For this reason, in 2021 we have started a deep diagnosis to understand the new set of values that will lead the bank to a cultural transformation and will keep Itaú in its successful trajectory.
Our way:

1.	It’s only good for us if it’s good for the client;

2.	We are passionate about performance;

3.	People mean everything to us;

4.	The best argument is the only one that matters;

5.	Simple. Always;

6.	We think and act like owners; and

7.	Ethics is not negotiable.
Ownership Structure

The following chart shows a simplified overview of our share ownership and our direct and indirect subsidiaries as of December 31, 2021:

Sustainability, Strategy and Governance
Sustainability is part of our corporate strategy through a consolidated governance structure and it is integrated into our business, which allows us to incorporate environmental, social and climate change issues into daily activities and processes across the entire Itaú Unibanco Group.
Long-term
strategic decisions on sustainability are discussed annually by our Board of Directors and bimonthly at our Executive Committee. In 2019, we announced our new ESG strategy, which targets the positive impact we seek to create through our businesses and our actions. In that same year, we signed the Principles for Responsible Banking promoted by the United Nations Environment Programme Finance Initiative (UNEP FI), which encourages the global financial sector to comply with the Sustainable Development Goals and the Paris Agreement.
Positive Impact Commitments
Our ESG strategy is structured in ten Positive Impact Commitments, and each of them has its own governance structure making it possible to add value and integrate environmental, social and governance (ESG) issues and trends into our business agenda, with clear goals, KPIs and sponsors in the business and institutional areas. The evolution of the Positive Impact Commitments is published on our Sustainability website, in our Integrated Annual Report and in our ESG Report. The information is organized into four pillars:

1.
Conduct and behavior
, to foster the creation of a fair and ethical financial ecosystem; improve the employees’ experience and promote a diverse, inclusive and healthy workplace; increase the environmental performance of our operations and promote sustainable practices in our supply chain.

2.
Our busine
ss
, to increase the financial inclusion of micro, small and medium entrepreneurs; increase the access to financial services and offer tools and content that support better financial decisions; foster the increase of financing for positive impact sectors, increase the integration of environmental, social and governance issues in investment decisions, and increase the offer of sustainable financial products and services.

3.	Commitments for the development of the country , to strengthen our pact with the Brazilian society and our commitment with sustainable development.

4.	Accountability , to strengthen the transparency of our business in addition to our financial results, building value for all of our stakeholders in a fair manner and in line with best market practices.

These commitments reflect the ESG strategy and make up a set of public targets to provide transparency to clients, employees, investors, suppliers and society in general in relation to our ESG initiatives in a cross-cutting approach to our business.

1.	Conduct and behavior

a)	Human capital and Diversity
Maintaining skilled employees is a key focus of our human capital efforts. Our ability to recruit, develop and retain highly skilled talent is a significant determinant of our success. To facilitate talent attraction, retention, and development, we strive to make an inclusive, diverse, and safe workplace with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits, and health and wellness programs, as well as by programs that build connections between our employees and the communities in which they live and work. As of December 31, 2021, we had 99,598 employees domestically and internationally. During 2021, our turnover rate was less than 15.6% in Brazil.
In order to boost and advance the focus on and management of diversity, we have since 2017 followed the guidelines set in the Commitment to Diversity Charter (
Carta de Compromisso com a Diversidade)
that we share with the market, making a public commitment to employees, clients, suppliers, partners and society that goes beyond mere legal requirements, but that is aimed to:

•	Foster a respectful and healthy environment for all the people who work at the organization;

•	Promote equal opportunities for all employees; and

•	Develop corporate leaders who are sensitive about and engaged with this commitment.
We also have an exclusive Diversity Department under the Executive Personnel Office, dedicated to raise awareness to cut across the business and people management issues. Therefore, our Executive Personnel Officer accumulates duties equivalent to those of a Chief Diversity Officer or CDO.
In 2020, we adopted a Diversity and Inclusion Plan, overseen by our Nominating and Corporate Governance Committee. Our program goal is to increase gender and ethnic diversity in our workforce and leadership within the next three years, while continuing to provide equal employment opportunities to all candidates and employees without regard to any protected status.
Accordingly, we track gender diversity among our global and U.S. workforce, and we intend to increase the percentage of employees above director level who are female, the representation of women and underrepresented communities on our Board of Directors. We aim to maintain a mix of backgrounds, skills and experiences in our board composition to understand and reflect the needs of our diverse stakeholders. Currently, three of our nine board members are women and one of our board members self-identifies himself as Asian American.
Our diversity actions are divided into five pillars: (i) race, (ii) gender, (iii) people with disabilities (“PWDs”), (iv) LGBT+, and (v) generations. We have a crosscutting pillar of unconscious biases that permeates all of our actions. Our basic principles of internal diversity management are: (i) foster a respectful and healthy environment for all the people who work at the organization; (ii) promote equity of opportunities for all employees; and (iii) develop corporate leaders who are sensitive about and engaged with these commitments.
We acknowledge that the journey of valuing and boosting diversity is a cultural change process that involves deconstructing preconceived concepts and/or unconscious biases. Thus, we work from the standpoint of the individual as a unique being with its multiple characteristics and strive to provide a psychologically safe environment for each individual to develop.

•	Female Employees
Our workforce consists mostly of female employees in Brazil, totaling 56.1% of our workforce in 2021. As of the date of this annual report, 51.3% of our management positions were held by women. Our challenges in terms of gender equity are around increasing the representation of women in areas such as Technology, Finance and wholesale Banking and, in the bank as a whole, in middle and senior management positions (middle managers and above). We are aware that maternity can have a major impact on careers, so our Mothers and Pregnant Women Support Program and the updated Performance Evaluation Policy for Women on Maternity Leave are among the actions intended to ensure that the evaluation of these professionals is based on the work performed rather than on their length of service. Accordingly, good assessment scores can be preserved over time, ensuring women remain eligible for career acceleration programs, educational sponsorships, and promotions.

•	Black Employees
25.9% of or our total workforce in Brazil in 2021 was black. As of the date of this annual report, 18.0% of our management positions were held by black people. The goal of our Racial Equity Agenda is to increase the representation of black employees in all areas and at all levels of the hierarchy and guarantee equal opportunities for all audiences, respecting the differences. We have four work fronts dedicated to this goal: (i) attractiveness and revision of selection processes; (ii) qualification of potential applicants; (iii) development of black employees; and (iv) awareness-raising.

•	People with Disabilities (PwD)
4.9% of our total workforce in Brazil in 2021 was employees with disabilities (PwD). As of the date of this annual report, 1.4% of our management positions were held by PwD. The goal of our PwD Agenda is based on the guidelines of the Brazilian Inclusion Law and the UN Convention on the Rights of People with Disabilities. Our work promotes six types of accessibility: (i) communicational; (ii) instrumental; (iii) methodological; (iv) attitudinal; (v) programmatic; and (vi) architectural.

•	LGBT+
We are working to ensure respect and promote a psychologically safe environment, so that people feel comfortable being who they are regardless of affection and sexual orientation and gender identity. Every year we conduct a survey on the perception of employees about the safe and respectful workplace, and on the perception about the advances in the diversity agenda in the organization. Employees who feel comfortable in this survey may self-identify before answering, respondents are not identified, and data are handled with secrecy and confidentiality. In 2021, 10% of the respondents self-identified as being part of the LGBT+ community.

b)	Human Rights
In 2021, we launched a revised version of our Human Rights Commitment, which aims to reinforce our commitment of respect for human rights with respect to employees, clients, suppliers, stockholders, partners and society. This commitment guides our actions related to critical topics, mitigation practices, remediation and monitoring measures and work with vulnerable groups (children, adolescents, women, black people, people with disabilities, LGBT+ and others). Accordingly, we conducted action plans to discuss human rights violations cases reported by clients through our channels and the training of service teams to address these cases. Additionally, through a vision of opportunity, we created new processes and reviews internal flows so our relationship with the client is increasingly inclusive and empathetic. Further, we continue with our education and awareness strategy for Human Rights, Diversity and Inclusion, expanding the sharing of knowledge and experiences to other stakeholders, such as civil society, customers and suppliers, adopting a customized strategy for each of these audiences. Especially with our suppliers, we started a project to review our strategy of Communication and Monitoring about Human Rights and Diversity practices.

2.	Our business
In 2020, we created a working group with the aim of improving the integration of ESG criteria in our credit portfolio. As we deepen the work with the group, we felt the need to create a specific governance to drive discussions about results and the challenges that this agenda imposes on financial institutions in general. Accordingly, we set up an ESG business committee was established, composed of executives from the wholesale bank, to monitor the evolution of projects, discuss trends in the local and international market, as well as the progress of the ESG agenda, assess ESG operations and connect strategic matters involving ESG in large companies. We also set up an ESG working group in the area of Fixed Income that aims to evaluate capital markets operations in addition to providing ESG specialized advice to clients regarding ESG criteria, when necessary.

a)	Financing in Positive Impact Sectors
As part of the evolution of our ESG practices, we have committed R$400 billion to promote a sustainable, increasingly greener and more inclusive economy. This amount includes initiatives on three main fronts to be achieved by 2025: (i) granting credit for positive impact sectors (such as generation, transmission and distribution of renewable energy, pulp and paper, health, education, sanitation, waste management, rail transport and agriculture), (ii) structuring
ESG-linked
transactions for our clients, such as Green bonds, Sustainability-Linked bonds and ESG loans, and (iii) providing ESG products for the retail industry, such as financing electric/hybrid cars, solar panels, and microcredit. From August 2019, when we launched the positive impact commitments, to December 2021, we have allocated R$170 billion to promote a sustainable, increasingly greener and more inclusive economy, which represents 43% of the R$400 billion target.

b)	ESG Integration in Asset Management
Itaú Asset Management (“IAM”) is in charge of our asset management with over R$785 billion of assets under management as of December 31, 2021. Our Responsible Investment Policy guides our activities related to sustainability in our investments and ESG integration. Our ESG models, with a pragmatic approach that seeks to estimate the financial impact of material ESG issues for each investee company and in line with international initiatives such as Global Sustainable Investment Alliance (GSIA), are aligned with international initiatives such as Global Sustainable Investment Alliance (GSIA) for companies and are aimed at estimating and integrating the financial impact of environmental and sustainability issues according to traditional valuation models. This assessment identifies eight multi-sector dimensions and prioritizes the critical variables to each sector when evaluating companies.

In 2021 we reached 99.71% ESG coverage for assets under our management, which excludes positions in derivatives and exchange traded funds. We believe engagement with investees is an adequate way to increase our knowledge. The purpose of such engagement is to promote constructive dialogue and deepen the understanding of how certain ESG issues may impact the cash flow of investees.
We encourage the adoption of management and corporate governance best practice to reduce risks, protect our clients’ interests and foster a more efficient and transparent capital market. In 2021, 157 of our investee company from 22 economic sectors were engaged in ESG issues, aimed at obtaining material ESG information for the investment process. We also adopt a policy of voting at general stockholders’ meetings, also known as proxy voting.
When exercising our rights to vote, we take into account business sustainability issues guided by three pillars: acting proactively in defense of the environment, social development, and good corporate governance. In 2021, IAM attended 158 general stockholders’ meetings of investees.

c)	Sustainable Bonds
On January 2021, we established a sustainability finance framework, or the Framework, to allow us to contribute to the development of sustainable financing solutions, with the objective of raising funds for new and existing projects with environmental or social benefits.
We are committed to increasing (i) the financing for positive impact sectors; (ii) the inclusion of environmental, social and governance issues in investment decisions; (iii) the financial inclusion of micro, small and medium entrepreneurs; and (iv) the access to financial services and offer tools and content that support healthier financial decisions. In April 2021, we raised US$ 400 million with the United States International Development Finance Corporation (“DFC”) in the international market to expand our credit lines to small and middle market companies with particular focus on economically vulnerable regions such as the North and the Northeast of Brazil and also to companies majority controlled or led by women.

Green Instrument
On April 13, 2022, we announced to its stockholders and the market in general that it has raised R$1 billion in green instrument denominated Letras Financeiras Verde in the local market with the Finance Corporation (IFC), member of the World Bank Group. It is Itaú’s first Letra Financeira Verde issuance and the first time IFC uses this instrument in Brazil.
The funds will be used to support the financing of electric, hybrid and multifuel vehicles, aiming at fostering the low-carbon economy and boosting the segment of low-GHG-emission vehicles in Brazil.
This funding strengthens Itaú’s commitment to supporting the climate transition of its clients and promoting a more sustainable economy.

d)	Climate change
We have a great responsibility for and influence on the production chains of all economic segments in connection with the promotion of a low-carbon
economy, either by mitigating risks in business that intensify climate change and by boosting business that bring new models and solutions to reduce greenhouse gas “GHG” emissions.
For this reason, the response to climate change pervades our positive impact commitments. Since 2018,we have worked towards a transition to a low-carbon
economy, including by defining policies, action plans and measuring performance in the face of climate change challenges.
We have already offset 100% of our scope 1 (direct GHG emissions) and scope 2 (indirect GHG emissions from purchased electricity and other forms of energy). emissions. In October 2021, we announced our commitment to reducing our scopes 1, 2 and 3 emissions by 50% by 2030 and becoming a Net Zero Carbon bank by 2050.
We have set an initial plan to achieve these targets based on actions to reduce and remove emissions, in structured timeframes, and monitor the technological scenario, which will be reviewed annually to incorporate advances in the climate agenda, pursuant to science-based methodologies..
TCFD – Task Force on Climate Related Financial Disclosures
In 2017, we have joined the Working Group for the Implementation of the TCFD Recommendations in banks under the leadership of
UNEP-FI
(United Nations Environment Program Financial Initiative). Moreover, since 2018, we have been working on the transition of the recommendations to the Brazilian reality which included the definition of policies, action plans and performance measurement with the participation of our sustainability, social and environmental risk, finance, asset management, credit and investor relations areas. The interaction dynamics has been refined as the theme has matured. In this journey, internal tools were created to identify, measure, and understand the impact of climate risk on our portfolio, and we have identified climate opportunities for our business. The construction of knowledge was given by our participation in national and international forums, with other players in the financial market and the support of
UNEP-FI.
In 2021, we developed internal projects to meet 100% of the TCFD recommendations that will be reported in 2022, but we understand that there is still room for further investigation and our performance in the recommendations, as it is an activity of continuous improvement.

NetZero	Commitment
In 2021, we announced to the market the adherence to the
Net-Zero
Banking Alliance (NZBA), a global agreement led by the United Nations (UN) to mobilize the resources required to create a global net zero emission economy, aligned with the Paris Agreement. Our strategy is to provide actively and customized support for our customers in their own processes of transition to a low-carbon
economy,

in order to reduce their emissions. Our targets are based on the best science available. According to the IPCC’s Special Report on the 1.5oC target, to keep the rise of global temperature below 1.5oC by the end of the century, it will be necessary to achieve Net Zero, that is, the point in which CO2 emissions equal carbon removals, by 2050 and, to achieve this target, emissions must be cut by at least 45% by 2030. Based on a wide bibliography review, such as the IEA (International Energy Agency) and on the benchmark of the best international practices, we have found out that a 50% reduction by 2030 is an ambitious goal, as every climate target should be. The following stage of our work will be validating these targets by applying the assumptions of the Science Based Target Initiative (SBTi).

3.	Commitments for the development of the country

a)	Environmental: Biodiversity and the Amazon Region.
The Amazon Plan has arisen from a joint idea between Itaú, Santander and Bradesco, the three largest private banks in Brazil, with a clear common goal: promoting effective actions to ensure the sustainable development of the Amazon region. In addition to being a vital region for the global climate stability, the Amazon Plan was developed in a particularly critical year for this territory.
To this end, the Amazon Plan comprises ten actions intended to the preservation and prosperity of the region, its population and economy. In this first year of the Plan, four of these measures were prioritized for immediate action, as they are considered fundamental for the development of the others, as follows:

•
meat processing industry and deforestation:
aimed at reducing deforestation associated with the meat processing industry, strengthening internal diligence procedures, supporting transition, and coordinating with companies and associations to draw up a sector-wide commitment.

•	financial and non-financial support for sustainable cultivation : encouraging sustainable cultivation across the region through unique financing lines and financial and non-financial tools.

•
land regularization
: coordinating and supporting the implementation of a computerized system to record land regularization and mapping state and local legislative projects and advocacy activities with the government.

•	bio economy: attracting investments to promote partnerships and the development of technologies to foster a bio economy.
In 2021, we included the Amazon Plan as one of our Positive Impact Commitments, evidencing that this is an agenda fundamental to our ESG strategy. The Amazon region plays a fundamental role in the balance of the world and the climate change action, providing clear opportunities for a new economic development model based on a low carbon economy. We have made progress throughout 2021 in understanding its challenges and opportunities, implementing our programs and supporting initiatives from different partners, academia, civil society or the business sector.
The actions prioritized in the first cycle of the Amazon plan will remain on the 2022 agenda as they are the basis for the sustainable development. The remaining actions(i.e., green infrastructure, social infrastructure, markets for environmental assets, climate change, financial inclusion and guidance and providing incentives to local development projects), will be prioritized within the Amazon Plan over the coming cycles, respecting the strategic vision of each institution.

b)	Social Private Investment
We acknowledge our role and potential, as a financial institution, to be a relevant agent of transformation and promote development. For this reason, since 2020, private social investment has been one of our positive impact commitments, aimed at promoting access to and expansion of rights, improving the quality of life in cities and strengthening people’s power of transformation.
Our action regarding this commitment considers, as a priority, the incidence on public policies and collective agendas, as well as the integration of the Sustainable Development Goals (SDGs) into the plans and policies of Brazilian states and municipalities, through four major work fronts.
In 2021, we invested more than R$764 million in 1,469 projects across Brazil and abroad, including 6% by way of donations, 73% in long-term initiatives, and 21% in sponsorships and social actions in business areas. Of the invested funds, 84% came from donations and sponsorships made by Banco Itaú itself and 16% used funds subsidized by the Rouanet Act (a Brazilian law intended to provide monetary funds for use in art and culture), the Sports Incentive Law, Statute of the Elderly, National Oncology Care Support Program (PRONON), the National Program to Support the Healthcare of People with Disabilities (PRONAS), and the Municipal Fund for Children and Adolescents (FUMCAD).
The main investment lines are: (i) education,(ii) sports, (iii) culture, (iv) urban mobility, (v) diversity, (vi) health and elderly, (vii) innovation, (viii) entrepreneurship, and (ix) development and local participation.

c)	Todos pela Saúde institute (ITpS)

As a demonstration of our commitment to Brazilian society, in 2020 we set up the
Todos pela Saúde
(All for Health) program, aimed at fighting the effects of the
COVID-19
pandemic in Brazil, to which we have donated over R$1.2 billion. This amount includes R$1 billion donated by us, R$200 million donated by the families controlling us and Itaúsa, as well as donations from over 16 partner companies and individuals.
The project was concluded in 2021, by reaching all tiers of society, as well as supporting the public health sector initiatives, such as the Brazilian unified health system (SUS), in such a challenging time. In February 2021, the “
Todos pela Saúde”
institute (“ItpS”) was founded from the remaining donations from the “
Todos pela Saúde
” project. ItpS will focus on supporting research and human resources training in genomic epidemiology. The organization has a pre-defined
work program and managers dedicated to the development of activities whose results can be integrated and made available to assist in public policies.
ItpS works to be recognized as a relevant institute in strengthening the epidemiological surveillance system in Brazil, capable of supporting strategic public health decisions based on science.

4.	Accountability: Transparency and Reporting
Our ESG Report, published annually, and is our main source of reporting ESG indicators. The purpose of the report is to provide increased accessibility, comprehensive knowledge, and transparency on sustainability issues in our business and relationships. The report is prepared based on the following international reporting standards: (i) the Sustainability Accounting Standards Board (SASB), (ii) the Task Force on Climate-Related Financial Disclosures (TCFD), and (iii) the Global Reporting Initiative (GRI).
As a result of our sustainability strategy, we continue to be part of several sustainability indexes. We are the only Latin American bank to participate in the Dow Jones Sustainability Index since its inception in 1999, we also participate in the Corporate Sustainability Index (ISE), the Carbon Efficient Index (ICO2), both on the Brazilian Stock Exchange—B3, and in the Bloomberg 2021 Gender Equality Index (GEI).

Dependence on Patents, Licenses, Contracts and Processes
We own, in Brazil and abroad, a number of patents and patent applications related to methods for security code checking and for a method, user device and system to submit financial transaction information. We and our affiliates are not dependent on such patents to perform our activities.

Risk Management
Taking on and managing risks is one of our activities and, to this end, we must have well-established risk management objectives. In this context, the risk appetite defines the nature and level of acceptable risks to us and the risk culture guides the attitudes necessary to manage them.
We invest in robust risk management processes that are the basis for our strategic decisions to ensure the sustainability of the business and to maximize the creation of shareholder value. These processes are aligned with the guidelines of the Board of Directors and the Executives who, through collegiate, define the global objectives, expressed in goals and limits for the risk management business units. The control and capital management units, in turn, support our management by means of risk and capital monitoring and analysis processes.
The principles that provide the foundations of risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day
decision-making are:

•
Sustainability and customer satisfaction:
our vision is to be the leading bank in performance and customer satisfaction and is therefore concerned with generating shared value for employees, customers for employees, customers, shareholders and society, ensuring the perpetuity of our business. We are concerned with doing business that is good for the client and for us.

•
Risk Culture:
our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks mitigate the risks in a conscious manner, respecting the way business is done in an ethical manner.

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

•
Ethics and respect for regulations
: for us ethics is
non-negotiable.
For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after reputation.

CMN Resolution 4,557, of February 23, 2017, (“CMN Resolution No. 4,557”), provides for the structure of risk and capital management framework
.
CMN Resolution No. 4,557 highlights the implementation of a continuous and integrated risk integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress test program, the constitution of a Risk Committee and the appointment, before BACEN, of the Risk Management Officer (CRO), with the attribution of roles responsibilities and independence requirements.

Risk Management Overview

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

•
Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements;

•	Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur;

•	Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance;

•	Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and

•	Fostering improvement in our Risk Culture.
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
Superior Commission for Corporate Investment (CSIS)
: meeting on demand, its purpose is to evaluate temporary corporate investments of interest to the Investment Bank (DGA).
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
International Units Risk Committee (CRUI):
held on a quarterly basis, it aims to present and discuss the main risks of International Units and the corresponding strategies and action plans proposed to mitigate the identified risks. It monitors the risk indicators and risk appetite of International Units, as well as the measures for maintenance at acceptable levels, considering the particularities of each country or region. Deliberates on situations that require mobilization of Units and respective management areas in Brazil, including monitoring of risk events, notes from regulators, results of internal and external audits, risk maps and regulatory demands. Evaluates the evolution of maturity in the risk management of the Units and in the governance and supervision exercised by the AR risk areas, ensuring alignment with our strategy. Promotes the Risk Culture Program in International Units and its dissemination.

To support this structure, we have the Risks Management Area, structured with specialized departments and subordinated to our chief risk officer and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures.

Risk governance at foreign subsidiaries
Our foreign subsidiaries follow the risk management and governance model established by the holding in its policies and guidelines, keeping an effective flow of information on risk levels between headquarters and each subsidiary and alignment of strategies for maintaining such risks at an acceptable level.
To ensure the continuous improvement of the units in risk management and controls, there is a risk management maturity program, comprising the definition and periodic assessment of best practices of risk management and controlling conducted in each location as also the supervision and governance activities performed by the holding.
The proximity in the monitoring of our units allows us to better understand the peculiarities of each country and region where we do business with and to quickly adapt to changes in different regulatory, social, and economic environments where we operate, even in stress scenarios as observed with
COVID-19
pandemic.
On this topic, with the evolution of vaccinations and the stability of the operational indicators at the units, the flow of information between units and the holding was maintained with regard to the preservation of the safety and well-being of customers and employees, the availability of channels, products and services, the regulatory changes instituted in different countries and their impacts on the units.
Finally, advances in actions to strengthen the Risk Culture at our international subsidiaries have fostered individual and collective responsibilities of all our employees, empowering them to do the right thing, at the right time, and in the right way respecting the ethical and sustainable way of doing business.

Supervision and Regulation
We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

CMN	the highest authority of the Brazilian National Financial System (SFN) responsible for the currency and credit policy in Brazil to guarantee stability and social and economic development. Its major purpose is to disclose the general rules for the operation of the entire financial market.
Central Bank:	autonomous authority responsible for regulating and overseeing the entire National Financial System (SFN), ensuring the stability of the purchasing power of the currency and a solid and efficient financial system and for implementing the policies established by the CMN, authorizing the establishment of financial institutions and supervising them.
CVM	a government agency linked to the Ministry of the Economy with purpose of regulating, supervising and developing the securities market.
CNSP	responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities.
SUSEP	responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants.
ANS	responsible for regulating and supervising the health insurance market in Brazil and its participants.
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
•  obligation to create, in respect to financial guarantees, specific accounting procedures for the assessment and registration of passive provisions (
provisão passiva
);
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

Regulations on ESG requirements applicable to financial institutions
Commitments:

•
Partnership for Carbon Accounting Financials – PCAF: We are committed to measure and report the greenhousegas (GHG) emissions associated with our portfolio of loans and investments, using carbon estimation methodologies developed in conjunction with PCAF, in order to enable alignment of our portfolio with the Paris Agreement.

•
Net-Zero
Banking Alliance – NZBA: We are committed to establish goals for the transition of our operation and our credit portfolio to a net Zero Carbon economy by 2050, with intermediate goals, achieving a 50% reduction in our financed emissions by 2030 – a scenario consistent with the maximum increase in global average temperature of up to 1.5°C above pre-industrial
levels by 2100, according to the IPCC.

Regulations:

•	CMN Resolution 4327/2014: Requires financial institutions to establish an environmental and social responsibility policy.

•
CMN Resolution 4943/2021: Amends the CMN Resolution 4557, which provides a risk management structure, the capital management structure and the information disclosure policy for Financial Institutions, in order to integrate social, environmental and climate aspects on the FI’s risk management structure. This rule will enter into effect in July 2022.

•
CMN Resolution 4945/2021: Determines that Financial Institutions must establish, by July 2022 a Social, Environmental and Climate Responsibility Policy and implement actions aimed at its effectiveness. This Resolution revokes CMN Resolution 4327/2014 from December 2022.

•
CMN Resolution 139/2021: Provides the disclosure information of the Social, Environmental and Climate Risks and Opportunities Report (GRSAC Report), which should be published by the Financial Institutions in 2023. The GRSAC Report must contain information regarding the following topics associated with social, environmental and climate risks: governance of risk management; actual and potential impacts of risks in the strategies adopted by the Institution in their business and risk and capital management; and risk management processes. This rule will enter into effect in December 2022.

•	Central Bank Instruction 153/2021: Establishes the standards for the Social, Environmental and Climate Risks and Opportunities Report (GRSAC Report). This rule will enter into effect in December 2022.

•
CVM Instruction 480/2009: Provides instruction for the registration of issuers of securities admitted to trading on securities markets, including aspects of social, environmental and climate risk that must be observed by companies.

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

Basel III Framework.
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
Basel III implemented a liquidity coverage ratio (“LCR”), which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day
period; and implemented a net stable funding ratio (“NSFR”), which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance
sheet commitments over a
one-year
period.
Additional requirements apply to additional common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off
or converted into common shares upon a “trigger event”. A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off
an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013 and those instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a ten-year
period, beginning on January 1, 2013.
Additional regulatory capital requirements apply to global systemically important banks
(“G-SIBs”).
The Basel Committee’s assessment methodology to determine which financial institutions are
G-SIBs
is based on indicators that reflect the following aspects of
G-SIBs:
(i) size; (ii) interconnectedness; (iii) substitutability/ financial institution infrastructure; (iv) cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment.
The Basel Committee has also issued a framework for the regulation of domestic systemically important banks
(“D-SIBs”),
which supplements the
G-SIBs
framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.
Implementation of Basel III in Brazil
Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,955/2021 and No. 4,958/2021. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (
Patrimônio de Referência
); and Additional Core Capital (
Adicional de Capital Principal
), both aligned to the guidelines of the Basel III framework.
Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves after adjustments, or
Capital Principal
) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or
Capital Complementar
).
In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (
Regime de
Administra
ç
ã
o
Especial
Tempor
á
ria
, the “RAET”) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off
or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off
of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (
letras
financeiras
) was adapted to allow Brazilian financial institutions to issue Basel
III-compliant
debt instruments in the Brazilian market.

Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that did not comply with these requirements were phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and the last one occurred on January 1, 2022.
The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (
Adicional de Conservação de Capital Principal
), the countercyclical capital buffer (
Adicional Contracíclico de Capital Principal
) and the higher loss absorbency requirement for domestic systemically important banks (
Adicional de Capital Principal Sistêmico
). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance
with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital. We are considered domestic systemically important financial institution, hence having to fulfill the 1% Additional Core Capital for higher loss absorbency (
Adicional de Capital Principal Sistêmico).
The Central Bank’s implementation of the capital adequacy requirements under Basel III was phased-in
from 2013 to 2019. In 2020, in response to the economic crisis related to the
Covid-19
pandemic, the CMN temporarily eased the capital conservation buffer, which were gradually returned to the fully implemented level in April 2022.
Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis.

The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to us on December 31, 2021. The figures presented below refer to the percentage of our risk-weighted assets:
Basel III Requirements

2021
Common Equity Tier I	4.5%
Tier l	6.0%
Total Capital	8.0%
Additional Capital Buffers (ACP)	3.0%
conservation (1)	2.0%
countercyclical (2)	0%
systemic	1.0%
Common Equity Tier I + ACP	7.5%
Total Capital + ACP	11.0%
Prudential adjustments deductions	100%

(1)
For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

(2)
The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion, and currently is set to zero (BACEN Communication No. 37,942/21}. Should the requirement increase, the new percentage taxes effect twelve months after the announcement.

Limit to be observed

2021 (1)
Liquidity Coverage Ratio (LCR)	100%

(1)	Mininum requirement valid from 1 January, 2019 onwards.
Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (
Razão de Alavancagem
, the “RA”) on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio (
Índice de Liquidez de Longo Prazo
, the “NSFR”) and the Leverage Ratio (
Razão de Alavancagem
, the “RA”) to be observed by certain Brazilian Financial institutions, including those classified as Segment 1 pursuant to CMN regulation (such as us—please refer to item “Segmentation for the proportional application of the prudential regulation” for more information), and the terms for compliance with such requirements.
The NSFR corresponds to the ratio between the Available Stable Funds (
Recursos
Est
á
veis
Dispon
í
veis
)
, (“ASF”) and the Required Stable Funds (
Recursos
Est
á
veis
Requeridos
)
, (“RSF”) of the financial institution. This rule for NSFR, which came into effect on October 1, 2018, determines that the minimum limit for the NSFR for Segment 1 financial institutions is 100%. The RA, which calculation methodology was established by the Central Bank in 2015, consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The RA rule enacted in November 2017 came into effect on January 1, 2018 and determined the threshold of 3% as the minimum requirement for the RA for Segment 1 financial institutions (which is our case).
CMN regulation also defines the entities that compose the regulatory conglomerate (
conglomerado prudencial
) of Brazilian financial institutions and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the regulatory conglomerate (
conglomerado prudencial
) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply at the regulatory conglomerate (
conglomerado prudencial
).
Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a rule that unified and expanded Brazilian regulation on risk and capital management. Such regulation provides that risk management must be conducted through an integrated effort by the relevant entity and sets out different structures for risk and capital management, which are applicable for different risk profiles.
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
Global Systemically Important Banks
(G-SIBs)
Assessment in Brazil
The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as
G-SIBs.
Please see “Basel III Framework,” for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of EUR 200 billion, individually. However, no additional loss absorbency requirements for Brazilian
G-SIBs
have been established. We were not included on the latest list of
G-SIBs
issued on November 23, 2021, by the Financial Stability Board. The next update is expected in November 2022.
Recovery Plans for Systematically Important Financial Institutions
On June 30, 2016, the CMN issued a rule providing stricter guidelines for recovery plans (
Planos de Recuperação
) for Brazil’s systemically important financial institutions. The rule which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish
adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios.
The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (
Sistema Financeiro Nacional
) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for the submission of such recovery plans by December 31, annually.
More details on our recovery plan can be found at “https://www.itau.com.br/investor-relations”, section “Results and Reports / Regulatory Reports / Pillar 3 / Risk and Capital Management – Pillar 3”, which is not incorporated by reference into this annual report
Segmentation for the Proportional Application of the Prudential Regulation
On January 30, 2017, the CMN issued a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, out of the five possible segments, we are classified as Segment 1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution.

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
Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (
Adiantamento sobre Contrato de Câmbio
), advances on delivered export register (
Adiantamento sobre Cambiais Entregues
) or export or import prepayment agreements (
Pré-Pagamento de Exportação e Financiamento à Importação
), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.
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
New Foreign Exchange Law
On December 29, 2021, the President of Brazil sanctioned Law No. 14,286, which was approved by the Brazilian Senate on December 8, 2021. The new law is an initiative of the Central Bank presented by the President of Brazil to the Congress aiming to overhaul the Brazilian foreign exchange market. The new law also includes provisions regarding Brazilian capital held abroad and foreign capital held in Brazil. Law No. 14,286 modernizes, simplifies, and increases legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation.
The main aspects of Law No. 14,286 are: (i) confirmation, from a legal perspective, that foreign exchange transactions may be carried out freely (provided that these are carried out through entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale transactions up to an amount of U.S.$500, carried out between individuals on an occasional and non-professional
basis; and (vi) granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply.
Law No. 14,286 will come into effect on the first business day after one year of the date it was published (which was December 30, 2021).
The Central Bank and the CMN modernize rules relating to international payments and transfers
The CMN and the Central Bank issued new rules (CMN Resolution No. 4,942 and Central Bank Resolution No. 137, both issued on September 9, 2021) in order to enhance foreign exchange and international capital regulation, considering technological innovations and new business models relating to international payments and transfers. The new rules seek to promote a more competitive, inclusive, and innovative environment for providing services to citizens and companies that send or receive funds from abroad.

The recently enacted rules will allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means;
(ii) non-banking
institutions authorized to operate in the foreign exchange market (such as securities brokerage and dealership companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name not only with a financial institution abroad but also via an account abroad of a non-banking
institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without limitation of value, to also occur from the customers’ payment accounts held in financial institutions and other institutions authorized to operate by the Central Bank or in payment institutions participating in the PIX; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad.
The regulation of international payment or transfer services in the foreign exchange market will also be consolidated and modernized, providing an equal treatment for purchases of goods and services carried out with the participation of international card issuers, international payment facilitators and intermediaries/representatives in international deliverables acquisitions. Such services will be classified in the foreign exchange regulations by the term “eFX.”. Moreover, it will also be allowed, through the eFX system, to carry out current unilateral transfers and funds transfers between accounts held by the customer in Brazil and abroad, up to US$10,000.
CMN Resolution No. 4,942 and Central Bank Resolution No. 137 came into effect on October 1, 2021, except for the permission for payment institutions to operate in foreign exchange markets, which will come into effect on September 1, 2022.
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
The rule provides that, for certain financial institutions (including those classified as Segment 1, such as ourselves), individual exposures to the Brazilian Federal Union (including the Central Bank) as well as to central governments or to central banks of foreign jurisdictions are not subject to the observance of the large exposure limits.
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

Risk Weighted Asset Calculation
The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset (“RWA”), to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation.
Financial Bills (“
Letras
Financeiras
”
)
According to Law No. 12,249 of June11, 2010, as amended, Brazilian financial institutions can issue financial bills (
letras financeiras
), a financial institution debt funding instrument aimed at larger volumes and longer terms. The regulatory framework of financial bills allows financial institutions to issue such instruments with subordination clauses as Basel
III-compliant.
As per the CMN Resolutions No. 4,733 of 2019 and 4,955 of 2021, the main characteristics of the Basel
III-compliant
financial bills are:

•	The possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution.

•
The suspension of interests’ payments in case of
non-compliance
with capital requirement rules. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or be written-off.
These determinations will not be considered as a financial institution’s default and will not accelerate the maturity of its other debts.

•	The possibility of issuance of perpetual financial bills, which will only mature in case of default interest’s payments or at the time of the dissolution of the financial institution; and
In addition, CMN Resolution No. 4,733 of 2019 establishes important provisions on the issuance of financial bills such as:

•
The institution of due diligence obligations to be observed by the issuer or any intermediary institutions involved in the distribution, placement and trading of the financial bills, in order to ensure the provision of information regarding the investment and its suitability to the investor’s profile; and

•
The flexibilization of the rates that can be used in the remuneration of financial bills, allowing the use of floating rates regardless of a combination with a fixed rate or any other rate (fixed or floating) that is publicly known and regularly calculated.

On August 2, 2021, the Central Bank issued Resolution No. 122, , replacing the regular authorization procedure which issuing institutions were subjected for the financial bill to compose its Regulatory Capital for a broadly regulatory authorization, which is automatically given, if the financial bill strictly observe the conditions established for the registration of such financial bills in authorized central depositary entities. Resolution No. 122 also establishes the content of the subordination clauses that must be included in financial bills issued to compose the issuer’s Regulatory Capital.
Establishment of a Succession Policy
Financial institutions and other institutions authorized to operate by the Central Bank are required to maintain a succession policy for its management, which shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions;
Our Board of Directors approved our Manager’s Succession Policy in accordance with CMN’s resolution. Our succession policy aims to consolidate the internal procedures and practices of the Itaú Unibanco Group regarding the succession of our management team.

Code of Corporate Governance
The Brazilian Corporate Governance Code for publicly-held companies (
Código Brasileiro de Governança Corporativa – Companhias Abertas
) sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of its principles, guidelines and actions. Pursuant to this code, companies must furnish to CVM a report regarding their adherence to the Brazilian Corporate Governance Code within seven months of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework by means of the CVM Ruling No. 586/17.
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
The regulation also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:

(i)
To our Investor Relations website (see – “Menu—Itaú Unibanco—Corporate Governance—Regulations and Policies—Policies—Anti-corruption Corporate Policy”) from which you can electronically access further details about our Anti-corruption Corporate Policy.

(ii)
To our Investor Relations website (see—“Menu—Itaú Unibanco—Corporate Governance—Regulations and Policies—Policies—Corporate Conduct, Integrity and Ethics Policy”) from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests.

(iii)	To our Investor Relations website (see—“Menu—Itaú Unibanco—Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program.
None of these websites are incorporated by reference into this annual report.
Compensation of Directors and Officers of Financial Institutions
According to rules set forth by the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the Malus even in these cases.

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
In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circulars Nos. 3,800/2016; 3,922/2018 and 4,013/2020) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions authorized to operate by the Central Bank in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) contracts or legal entities, aimed at cooperation in the financial sector; (v) acquisition of a minority stake of at least 5% of the voting shares of a financial institution.
Legislation in force in other jurisdictions may require that concentration acts be submitted to the relevant antitrust authority.
On the other hand, the Brazilian antitrust law provides for penalties in the event of violations of the economic order. Accordingly, an undertaking in a dominant position (as the law assumes of one holding over 20% interest) in a certain market in which it operates, which, irrespective thereof, carries out an illegal interaction with competitors, including through professional associations, may be subject to an administrative fine of 0.1% to 20% of the gross revenues of the group operating in the industry affected by such violation and to the divestiture of assets, among other penalties. Additionally, the antitrust legislation of other jurisdictions, such as the U.S. (Sherman Act and Clayton Antitrust Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union), may also be applicable to companies whenever these carry out alleged anticompetitive practices with effects in the aforementioned jurisdictions.
Our Antitrust Corporate Policy is available on our
Investors Relations website at [https://www.itau.com.br/relacoes-com
-investidores
/Download.aspx? Arquivo=YVgUKN0Wvv+L5XJgRzi9rg==&IdCanal=52MuGxAVGm0eMs/GPF46EA==&linguagem =en ] (see “Menu—Itaú Unibanco—Corporate Governance— Regulations and Policies—Policies—Antitrust Corporate Policy”), which is not incorporated by reference into this annual report.
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
On December 24, 2020, the President of Brazil sanctioned Law No. 14,112 (“Law 14,112”), which overhauls the current Brazilian Bankruptcy and Reorganization Law (Law No. 11,101/05) in several material aspects. Law No. 14,112 came into effect on January 23, 2021. It is possible that certain changes will potentially affect material matters concerning enforcement and priority rankings, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics of the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.
Law No. 14,112 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. As a result, Law No. 14,112 sets out some rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.
Law No. 14,112 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor’s obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law No. 14,112 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply.
Deposit Insurance
In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, (“FGC”), a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.
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

•
maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds

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
On July 27, 2021, the Central Bank published Resolution No. 119, introducing some changes to Circular No.3.978/2020, which establishes the rules and procedures related to combating money laundering and combating terrorist financing applicable to entities subject to Central Bank regulation and supervision. Among other changes introduced by the new rule, financial institutions (and other entities regulated by the Central Bank) no longer obtain customer location information in the identification process and start obtaining this information as part of the client’s qualification procedure. The need for verification and validation of the customer’s location information, provided by the customer, should be assessed by the institutions according to the customer’s risk profile and the nature of the business relationship, considering a risk-based approach. Resolution 119 entered into force on September 1, 2021.
Finally, CVM Resolution No. 50 of August 31, 2021, which came into force on October 1, 2021, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls, also taking a risk-based approach, in accordance with previously and expressly established procedures to confirm the registration information of its customers, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions.
These entities are also required to establish policies of anti-money laundering, terrorism financing and the financing of the proliferation of mass destruction weapons (
PLD/FTP
), of internal risk assessment and of internal rules, procedures and controls. Moreover, along the same lines of the provisions of the regulations of the Central Bank, such entities shall also identify and closely monitor the business relations maintained with politically exposed persons.
We adhere to all current regulations and best market practices.
Politically Exposed Persons (“PEPs”)
According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions.. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.
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

On November 25, 2021 and January 5, 2022, the CMN issued Resolution No. 4,966 and Resolution No. 4,975, respectively, which establish new accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedge accounting relationships, and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The new rules align the accounting criteria applicable to financial instruments and leasing agreements held by financial institutions and other entities authorized to operate by the Central Bank with the best international practices, specifically with the “IFRS 9 – Financial Instruments” and “IFRS 16 – Leases” standards, issued by the International Accounting Standards Board (IASB). The new rules will enter into effect on January 1, 2025, so as to ensure a transition period for institutions affected by the changes.
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
On July 29, 2021, the Central Bank published CMN Resolution No. 4.935, which came into force on February 1, 2022 and brings important changes in the regulations applicable to correspondents, including the creation of specific rules for correspondents that act through an electronic platform; the inclusion of the activity of opening a payment account in the list of services that can be performed by correspondents; the requirement that the certification of correspondents address the LGPD; the requirement that banks create an institutional policy for operating and hiring their correspondents; and the prerogative of the Central Bank to condition the hiring of new correspondents to the correction of deficiencies identified in the institutional policy of the banks.
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
We provide several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

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
Non-Resident
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
In order to invest in the Brazilian financial and capital markets, investors non-resident
in Brazil must engage a financial institution authorized to act as legal representative and, unless the investor is a natural person, a custodian of their investments in Brazil. Such investments are regulated by CMN Resolution No.4,373/14 and CVM Resolution No. 13/20. The transactions performed by non-resident
investors must be carried out in the markets organized by entities authorized by CVM (such as B3, for example) and securities must be held in custody with depositary and registration systems authorized by CVM and/or Central Bank (such as SELIC and B3). The rules establish certain exceptions which allow transactions outside of the organized markets such as subscription of securities in initial public offerings, tender offerings of securities and payment of dividends in kind.
Brazilian rules also allow the issuance abroad of depositary receipts based on (i) any security issued by Brazilian publicly owned companies, (ii) credit instruments issued by financial institutions and other types of publicly owned institutions authorized by the Central Bank of Brazil, and eligible to be included in the financial institution’s regulatory capital (
Patrim
ô
nio
de
Refer
ê
ncia
), and (iii)
 Letras
Imobili
á
rias
Garantidas
, which are a type of real estate note issued in the Brazilian market.
Open Banking
The Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 24, 2019. On November 28, 2019, the Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement open banking in Brazil to the public. The period for commenting the Public Consultation ended on January 31, 2020 and the Central Bank received contributions form market agents.
On May, 4, 2020, a regulation setting out the framework for the implementation of open banking was published by the Central Bank and CMN (Joint Resolution No. 1/2020). From that date on, CMN and the Central Bank have issued complementing regulations in addition to the Joint Resolution No. 1/2020. Among other topics, the set of regulations for open banking detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions.
The Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive.
The Brazilian open banking model comprises financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in
approach and through a secure, prompt, accurate and convenient manner, data on products and services, customer record data and customer transaction data upon customer’s authorization, via integration of information systems. Open banking also covers the provision of initiation payment services and forwarding loan proposals through digital correspondent agents.

The open banking in Brazil is being implemented gradually, from February 2021 up to 2022, pursuant to the dates established by the Central Bank, as follows:
Stage I – public access to information from participating institutions regarding their customer service channels and their products and services related to demand deposit or savings accounts, payment accounts or credit transactions;
Stage II – sharing of customers’ or their representatives’ registry information, and the customers’ transactional data related to products and services listed in Stage I;
Stage III – sharing of services of initiating payment transactions and forwarding loan proposals; and
Stage IV – expansion of the scope of covered data, in order to include foreign exchange operations, investments, insurance, and open pension funds, among other financial products.
Stages I and II have already been completed in 2021 and Stages III and IV are expected to be implemented throughout 2022.
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
On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. As of the date of this annual report, the Central Bank was debating, through a public consultation, whether it will expand these same interchange limitations to prepaid payment transactions (which have no limitations on the charged interchange fee). These limitations are not applicable to non-face-to-face
transactions and to corporate cards.
On November 28, 2018, the Central Bank enacted Circular No. 3,918, which modified Circular No. 3.691, regarding the international use of credit cards. Effective as of March 1, 2020, credit cards issuers offer customers the option to pay credit card invoices in Reais, converting the amounts due on the date that such expenses were incurred. This option must be adopted for all credit cards issued, unless the customer waives converting foreign amounts on the day that the expense was incurred and chooses to have all amounts converted on the invoice due date.
On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 and Circular No. 3,952, which came into effect on June 7, 2021, and impose new regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.
In March, 2021, the Central Bank revoked Circular No. 3,885 and published the Resolution No. 80, regarding to corporate, compliance and governance aspects of payment institutions, as well as parameters for submitting requests for operating authorization. Also in March 2021, the Resolution No. 81 was published to describe the process of requesting approval from the Central Bank by payments institutions.
On May 19, 2021, the Central Bank issued Resolution No. 96, which changed and consolidated rules regarding the opening of post-payment (credit card) and prepaid accounts, as well as made the onboarding criteria compatible with the rules applicable to the opening of current accounts. The main changes introduced by Resolution No. 96 include: (i) removal of the list of minimum registration data necessary to open prepaid and postpaid accounts, being the institution’s obligation to define the information required, depending on the customer’s profile; (ii) adding new procedures to close such accounts; (iii) changes on the information that must be disclosed in credit card invoices, such as the overall balance of future obligations contracted;

(iv) the definition of the account opening agreement’s minimum provisions; and (v) the obligatory referral or availability of the credit card and its respective invoice to the users, according to the form and way chosen by the user and available to the institution. Resolution No. 96 will enter into effect on March 1, 2022.
In October, 2021, the Central Bank published the resolution No. 150 in order to consolidate the rules about payment arrangements. This resolution redefined the criteria applicable for payments arrangements that are part of the Brazilian Payment System, so that only payment arrangements with values of more than R$ 20 billion of total transaction value and R$100 million in transactions, in a consolidated and accumulated form in the last 12 months, are subject to authorization, regulation and supervision by the Central Bank. This same resolution changed the interoperability rules between open and closed payments arrangements, defining that closed payments arrangements must become participants in open payments arrangements and obey the centralized clearing process.
On May 24, 2021, the Central Bank, aiming to promote innovation in the means of payment market, announced that it has been discussing the Central Bank Digital Currencies (“CBDCs”) internally and with other central banks internationally. According to the Central Bank, the objective is to develop CBDCs that: (i) keep up with the Brazilian technological development dynamics; (ii) increase the efficiency of retail payment systems; (iii) contribute to the emergence of new business models and innovations based on the technological developments; and (iv) foster Brazilian participation on regional and global markets, increasing the efficiency of cross-border transactions.
On August 19, 2021, the Central Bank, as authorized by Law No. 14,185 of July 14, 2021, published Resolution No. 129, which regulates the receipt of voluntary time deposits by the Central Bank from financial and payment institutions, for monetary policy purposes.
The new rule establishes the operational aspects of the voluntary time deposits, including: (i) methods of constitution and release of the deposit instruments by the Central Bank; (ii) eligibility criteria of the depositing institutions; (iii) requirements regarding the remuneration rates of the deposit instruments; (iv) criteria for the early release of the funds, as well as (v) adaptations to the regulation of the SELIC, which is the central depository for most securities issued by the National Treasury and/or negotiated with the Central Bank, in order to establish the operational registration guidelines and messaging related to these instruments.
The adoption of voluntary deposits by the Central Bank will be preceded by tests in the SELIC systems, aimed at making the new instrument operational.
Resolution No. 129 entered into effect on the date of its publication.
Additionally, the Central Bank has published a set of new rules defining the prudential regulations applicable to payment institutions, or conglomerates lead by payments institutions. This set of new regulations includes Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022.
In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into 3 types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from January 2023 to January 2025.
Instant Payments
Central Bank approves regulation of its Instant Payment Arrangement (“PIX System”) On August 13, 2020, the Central Bank issued Central Bank Resolution No. 1 (“Central Bank Resolution 1/2020”), establishing the PIX System payment scheme and approving its regulation (the “PIX Regulation”). Central Bank Resolution 1/2020 came into effect on September 1, 2020. PIX System transactions will operate on a restricted basis through November 3, 2020 and will be fully operational after November 16, 2020.
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
Central Bank enhances security mechanisms for PIX and other electronic means of payment
On September 23, 2021, the Central Bank issued Resolution No. 142, introducing security measures to be adopted by regulated and supervised institutions to prevent fraud in the provision of payment services.
Resolution No. 142 establishes that financial and payment institutions must limit payment services between natural persons from 8 pm to 6 am to a maximum of R$ 1,000 per deposit or prepaid payment account, as applicable. This limit may be increased at the client’s request, upon submitting a formal request via the relevant electronic channels, but the institution must keep a minimum delay of 24 hours for the change to take effect. Resolution No. 142 required payment service providers to implement the new transaction limits by October 4, 2021.
Pursuant to Resolution No. 142, by November 16, 2021, financial and payment institutions must have implemented the following:
(i) procedures aimed at evaluating the customer prior to enabling same-day
settlement of payment receivables against payment transactions within the limits of the relevant payment schemes in which the institutions participate; and
(ii) daily registration of fraud or attempted fraud in cases related to the rendering of payment services, including corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating cases and preventive and corrective measures adopted. This report must be forwarded to the institution audit and risk committees (if available), internal audit units, the supervisory board (if available) and the board of directors.
Furthermore, on September 28, 2021, the Central Bank issued Resolution No. 147, which established security mechanisms specific to PIX transactions. The resolution also sets out and provides further details (within the scope of PIX) on the measures established by Resolution No. 142, which applies to all electronic payment methods (including other types of electronic transfers available in Brazil, such as Transferência Eletrônica Disponível – TED or Documento de Ordem de Crédito – DOC).
The security measures announced by the Central Bank came into effect on November 16, 2021, with the exception of the new transaction limits, which took in effect from October 4, 2021.
Central Bank Resolution No. 177 came into effect on the date of its publication. The previous PIX Sanctions Manual, as set out by Central Bank Resolution No. 31, applies only to infractions that took place before the entry into effect of the latest PIX Sanctions Manual, save for procedural provisions and cases where the new rules are more beneficial to offenders.

Provision of Financial Services through Electronic Channels
The CMN regulation establishes that financial institutions are not required to provide clients access to traditional banking services channels for collection and receipt services based on agreements that demand exclusively electronic channels.
Credit Performance Information
The CMN regulates a database known as Credit Information System (
Sistema de Informações de Crédito,
or SCR), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions.
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

Law No. 14,181 of 2021
Known as the “over-indebtedness” law, Law No. 14,181
amended the CDC to provide for preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance.
Moreover, Law No. 14,181 brought the concept of existential minimum, which is the minimum amount of income that a consumer should have for his subsistence, and that cannot be compromised with the payment of credit contracts. The definition of the Existential Minimum is yet to be regulated.
Law No. 14,181 also included a new chapter in the CDC dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement, according to rules established by Law No. 14,181.

Another important innovation was the provision for the conciliation of individuals who are over-indebted, giving the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement, according to rules established by law.
Consumer relations rules applicable to financial institutions, consortium administrators and payment institutions
On September 30, 2021, the CMN published Resolution No. 4,949. The rule provides the principles and procedures to be adopted in the relationship with clients and users of products and services of financial institutions and other institutions authorized to operate by the Central Bank. On October 14, 2021, the Central Bank published Resolution No. 155, which establishes almost identical principles and procedures to be adopted by payment institutions and consortium administrators, which are regulated and supervised solely by the Central Bank.
CMN Resolution No. 4,949 and Central Bank Resolution No. 155 set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Under CMN Resolution No. 4,949 and Central Bank Resolution No. 155, institutions authorized to operate by the Central Bank shall prepare and implement an institutional policy for the relation with consumers and users. Such new policy should consolidate guidelines, strategic objectives and organizational values, so that the conduct of the institution’s activities is guided by the principles of ethics, responsibility, transparency and diligence.
CMN Resolution No. 4,949 and Central Bank Resolution No. 155 also provides that institutions authorized to operate by the Central Bank must indicate to such regulatory agency the officer responsible for complying with the obligations provided under the new rules.
The rules also impose other obligations to the regulated entities within their scope, such as the compliance with transparency and suitability rules. CMN Resolution No. 4,949 entered into effect on March 1, 2022, and Central Bank Resolution No. 155 entered into effect on the same date. However, most of these rules will take effect on October 1,2022.
Late payment and default
CMN Resolution No. 4,882 provides that in case of delay or
non-payment
of credit operations, financial leasing and credit card and other post-paid payment instruments, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; and (ii) default interest and late payment fines in accordance with the law.
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
Resolution No. 4,765/2019 has come into force on January 6, 2020, for agreements executed after the referred date, and will come into force on June 1, 2020, for agreements executed prior to such date. Regarding the 8% limitation the rule applies to all contracts from 06 January 2020 regardless of the date of contracting.”

Data Protection
The LGPD came into effect in September 2020 (except for administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brings a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the LGPD will apply irrespective of industry or business when dealing with personal data.
The LGPD also created the Brazilian. National Data Protection Authority (the “ANPD”), which is responsible for exercising the triple role of investigation, enforcement and education. More importantly, it is able to issue norms and procedures, deliberate on the interpretation of the act, request information to controllers and processors and, in cases of noncompliance with the law, enforce the law through an administrative process. The ANPD has been assured technical independence, though it is subordinated to the Presidency of the Republic.

Cybersecurity
We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection and the new SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers.
Automatic debit of banking accounts
On March 26, 2020, the CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages.
In order to foster the transparency on the relationship between the financial institutions and their clients, this rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client. Resolution No. 4,790 provides the procedures for the authorization and cancellation of automatic debit payments.
On December 20, 2020, the Central Bank also published Resolution No. 51, setting the same rules for automatic debit payments for prepaid accounts and procedures to be obeyed by payments institutions and consortium administrators.
Resolutions No. 4,790 and No. 51 came into force on May 1, 2021.
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

•	Others reports required by the Central Bank.
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
Current rules also authorize financial institutions to charge fees for specific services called “additional services” (
serviços diferenciados
), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.
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
In 2019, the CMN
issued
a standard setting rule for the collection of interest and tariff on overdraft for individuals and Individual Microentrepreneurs (entrepreneurs with annual revenues of R$81,000 and subject to specific legislation). According to the new regulation, can only be charged for use of overdraft limit exceeding R$500.00.
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

Public Consultations to Amend and Replace Prudential Regulation Referring to Credit and Market Risk
On December 11, 2020, the Central Bank launched a public consultation on a proposal for a regulation that implements the minimum standard of the BCBS for calculating the capital requirement related to credit risk according to standardized approach (RWACPAD). This new regulation will replace Central Bank Circular No. 3,644, of March 4, 2013, pursuant to “Basel III” requirements.
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
Under the terms proposed in the consultation, the first phase would have come into effect on January 1, 2022, through amendments to Resolution 4,557, of February 23, 2017, and the publication of a new rule that would have replaced Circular No. 3,354, of 27 June 2007. The consultation ended on February 9, 2021 and the final rule is still pending issuance.
Further, on July 6, 2021, the Central Bank launched a new public consultation contemplating the amendment of CMN Resolution No. 4,193, of March 1, 2013, and the of a new BCB resolution (not yet published) establishing the procedures for calculating the portion of risk-weighted assets (RWA) related to the calculation of the capital required for exposures to credit risk of financial instruments classified in the trading book (RWA
DRC
).
The proposed changes relate to the local adoption of the new regulatory framework for market risk, also known as the Fundamental Review of the Trading Book (FRTB), part of the Basel III set of measures. The new set of regulations will apply to institutions classified in Segments S1 (such as us) to S4, according to Resolution No. 4,553, of January 30, 2017. The amendment to Resolution No. 4,193, of March 1, 2013, aims to create a new portion of risk-weighted assets (RWA), called RWADRC, specifically for calculating the capital required for exposures to credit risk of financial instruments classified in the trading book. The amendment to Circular No. 3,644, of March 4, 2013, promotes the exclusion of these same exposures from the scope of application of the standardized approach for calculating the portion of the RWA referring to credit risk (RWA
CPAD
).
Under the terms proposed in the consultation, the new rules would take effect on July 1, 2022. The consultation ended on September 6, 2021 and, to date, only the proposed amendments to CMN Resolution No. 4,193, of March 1, 2013 were incorporated into CMN Resolution No. 4,958, of October 21, 2021, which repealed and replaced it. The other proposed rules and amendments are still pending issuance.
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
Centralized Registration and Deposit of Financial Assets and Securities
Law No. 13,476/2017 altered Law No. 12,810/2013 and consolidated the provisions on the creation of liens over financial assets and securities requiring that the constitution of liens on financial assets and securities subject to registration or centralized deposit be carried out exclusively at the registering entities or at the central depositories where such financial assets or securities are registered or deposited, regardless of the nature of the legal transaction to which they relate to, including for purposes of publicity and effectiveness with third parties.
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

CSLL
25.0% (banking institutions) and 20.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies) until December 31, 2021.

From January 2022 onwards, the applicable CSLL rate is 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).

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
Corporate Income Tax and Social Contribution on Net Income
In accordance with applicable legislation, corporate income tax (
Imposto de Renda da Pessoa Jurídica) (“IRPJ”)
, and social contribution on profits (
Contribuição Social Sobre o Lucro Líquido) (“CSLL”)
are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.
The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.
The CSLL is levied on our taxable income at a 20.0% rate, for banks. The CSLL rate applicable to other financial institutions is generally 15%, while non-financial legal entities are usually subject to this tax at a 9.0% rate.
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
According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits, but in some exclusions for financial institutions are allowed, such as those connected with financial intermediation.
Service Tax
The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.
A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service, (“ISS”). Among these modifications, the new law introduced a minimum tax rate of 2%.
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
For example, on September 16, 2021, Decree No. 10.797 increased the IOF/Credit daily rates from 0.0082% (individual) or 0.0041% (legal entities) to 0,01118% (individual) or 0,00559% (legal entities) between September 20, 2021, and December 31, 2021. The flat 0,38% rate and the limit of 365 days were not changed (see table below for more details).
Decree No. 10.997, enacted on March 15, 2022, established a schedule to progressively reduce to zero IOF levied on all foreign exchange transactions. Reduction depends on the nature of the foreign exchange transaction and the measure will only be fully implemented on January 2, 2029.

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

Loans and credit transactions
IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate.
Between September 20, 2021, and December 31, 2021: 0,01118% (individual) or 0,00559% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day

Securities	IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day

Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%
U.S. Foreign Account Tax Compliance Act (FATCA)
FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities, (“NFFEs”), and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions, (“FFIs”).
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
The United States collaborated with other governments to develop Intergovernmental Agreements, (“IGAs”), to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.
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
The governments of Brazil and the United States entered a Model 1 IGA on September 23, 2014, which came into effect in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR).

Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on account holders to the Brazilian tax authorities, which will share this information with the IRS.
Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the Common Reporting Standard, (“CRS”), in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, (“BEPS Project”), coordinated by the Organization for Economic Co-operation and Development, or (“OECD”). In connection therewith, an ancillary obligation called “e-Financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.
Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, (“CNPJ”). This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018.
In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in its turn is also expected to exchange such information with other countries’ tax authorities.
Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “passthrough payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.
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
The following methodologies were used when calculating the average balances of our assets and liabilities presented in the following tables. For the 2021 and 2020 average balances, we used the monthly balances prepared in accordance with IFRS, reflecting the adoption of IFRS 9.

The majority of our business is comprised of operations with individuals and corporate entities without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below:

	2021			2020 (2)			2019 (2)
	Average balance	Interest	Average yield/ rate	Average balance	Interest	Average yield/ rate	Average balance	Interest	Average yield/ rate
Assets				(In millions of R$, except percentages)
Interest-earning assets (1)	1,794,797	145,931	8.1%	1,671,121	120,922	7.2%	1,430,016	144,381	10.1%
Interest-bearing deposits in other banks	62,697	1,203	1.9%	52,958	1,102	2.1%	30,731	1,173	3.8%
Securities purchased under agreements to resell	195,340	9,812	5.0%	274,811	9,832	3.6%	258,768	16,197	6.3%
Central Bank compulsory deposits	86,641	3,613	4.2%	75,259	2,242	3.0%	84,810	4,734	5.6%
Financial Assets	627,243	38,691	6.2%	537,764	28,271	5.3%	437,859	40,198	9.2%
Financial assets at fair value through profit or loss	378,731	16,678	4.4%	308,867	6,553	2.1%	261,385	26,230	10.0%
Financial assets at fair value through other comprehensive income	107,825	17,193	15.9%	94,763	18,089	19.1%	56,511	11,386	20.1%
Financial assets at amortized cost	140,686	4,820	3.4%	134,134	3,629	2.7%	119,962	2,582	2.2%
Other Financial Assets	94,925	(177)	-0.2%	96,403	(28)	0.0%	82,475	1,033	1.3%
Loans and leases	727,951	92,789	12.7%	633,926	79,503	12.5%	535,374	81,046	15.1%
Non-interest-earning assets	220,499			225,959			155,209
Cash and due from banks	41,078			42,186			31,964
Central Bank compulsory deposits	9,516			11,469			5,380
Derivatives	74,387			71,241			33,351
Non-accrual loans	25,293			23,317			22,777
Provisions for Expected Loss	(46,812)			(45,641)			(35,152)
Premises and equipment, net	6,873			6,869			7,238
Investments in unconsolidated companies	9,845			15,335			12,544
Goodwill	1,724			3,928			10,970
Intangible assets, net	17,256			15,310			12,473
Tax assets	63,018			65,419			43,143
Assets held for sale	358			494			718
Other assets	17,964			16,031			9,803
Total	2,015,297			1,897,080			1,585,225

(1)	For the net yield on total average interest-earning assets, see “Net Interest Margin and Spread”.
(2)	Effect of reclassifications in the methodology of 2020 and 2019 in the calculation of the average balances for purposes of comparability with the 2021 average balance.

Liabilities	2021			2020 (1)			2019 (1)
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
				(In millions of R$, except percentages)
Interest-bearing liabilities	1,557,003	69,305	4.5%	1,487,957	73,558	4.9%	1,260,477	75,958	6.0%
Interest-bearing deposits	667,407	20,492	3.1%	570,047	17,478	3.1%	395,270	18,559	4.7%
Savings deposits	184,469	6,161	3.3%	161,226	5,245	3.3%	138,034	7,186	5.2%
Deposits from banks and time deposits	482,938	14,331	3.0%	408,821	12,233	3.0%	257,236	11,373	4.4%
Securities sold under repurchase agreements	249,691	8,635	3.5%	287,212	10,690	3.7%	299,225	20,473	6.8%
Interbank market debt and Institutional market debt	299,712	34,794	11.6%	307,600	37,278	12.1%	256,057	20,068	7.8%
Interbank market debt	161,931	24,929	15.4%	174,466	28,878	16.6%	155,977	13,231	8.5%
Institutional market debt	137,781	9,865	7.2%	133,135	8,400	6.3%	100,080	6,837	6.8%
Reserves for insurance and private pension and Liabilities for capitalization plans	221,084	5,346	2.4%	220,274	8,121	3.7%	212,972	16,720	7.9%
Other interest-bearing liabilities	119,109	38	0.0%	102,824	(9)	0.0%	96,953	138	0.1%
Non-interest bearing liabilities	300,039			261,483			180,470
Non-interest bearing deposits	145,306			111,921			76,381
Other non-interest-bearing liabilities	154,733			149,562			104,089
Total stockholders’ equity attributed to the owners of the parent company	146,678			135,087			130,500
Non-controlling interests	11,577			12,552			13,778
Total	2,015,297			1,897,080			1,585,225

(1)	Effect of reclassifications in the methodology of 2020 and 2019 in the calculation of the average balances for purposes of comparability with the 2021 average balance.
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

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	2021-2020			2020-2019
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	19,116	5,894	25,009	(8,555)	(14,904)	(23,459)
Interest-bearing deposits in other banks	175	(74)	101	(191)	120	(71)
Securities purchased under agreements to resell	50	(70)	(20)	1,077	(7,442)	(6,365)
Central Bank compulsory deposits	376	995	1,371	(485)	(2,007)	(2,492)
Financial Assets	6,547	3,873	10,420	13,487	(25,415)	(11,928)
Financial assets at fair value through profit or loss	1,759	8,366	10,125	5,889	(25,567)	(19,678)
Financial assets at fair value through other comprehensive income	4,603	(5,499)	(896)	7,268	(565)	6,703
Financial assets at amortized cost	185	1,006	1,191	330	717	1,047
Other Financial Assets	0	(149)	(149)	209	(1,269)	(1,060)
Loans and leases	11,966	1,320	13,286	(22,652)	21,109	(1,543)
Interest-bearing liabilities	(32)	(4,221)	(4,253)	7,059	(9,459)	(2,400)
Interest-bearing deposits	2,972	42	3,014	3,480	(4,561)	(1,081)
Saving deposits	773	143	916	1,575	(3,516)	(1,941)
Deposits from Banks and Time Deposits	2,198	(101)	2,098	1,905	(1,045)	860
Securities sold under repurchase agreements	(1,332)	(723)	(2,055)	(792)	(8,991)	(9,783)
Interbank market debt and Institutional market debt	(1,700)	(784)	(2,484)	3,768	13,442	17,210
Interbank market debt	(2,001)	(1,948)	(3,949)	1,734	13,913	15,647
Institutional market debt	301	1,164	1,465	2,034	(471)	1,563
Reserves for insurance and private pension and Liabilities for capitalization plans	30	(2,805)	(2,775)	594	(9,193)	(8,599)
Other Interest-bearing liabilities	(2)	49	47	9	(156)	(147)

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

	2021	2020	2019
	(In millions of R$, except percentages)
Total average interest-earning assets	1,794,797	1,671,121	1,430,016
Total average interest-bearing liabilities	1,557,003	1,487,957	1,260,477
Net interest income (1)	76,626	47,364	68,423
Average yield on average interest-earning assets (2)	8.1%	7.2%	10.1%
Average rate on average interest-bearing liabilities (3)	4.5%	4.9%	6.0%
Net interest spread (4)	3.7%	2.3%	4.1%
Net interest margin (5)	4.3%	2.8%	4.8%

(1) Is the sum of total interest, total interest, similar income and total expenses and similar expenses and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss and similar expenses.
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
We present below our portfolio of financial assets at fair value through profit or loss – Securities, Financial Assets at Fair Value Through Other Comprehensive Income, Financial Assets at Amortized Cost and Derivative Financial Instruments as of December 31, 2021, 2020 and 2019.
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

As of December 31, 2021, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$365,983 million and R$362,449 million, respectively, which represented 220.37% of our consolidated stockholders’ equity as of that date. As of December 31, 2020, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$417,816 million and R$422,098million, respectively, which represented 273.16% of our consolidated stockholders’ equity as of that date
.
As of December 31, 2019, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$324,673 million and R$327,681 million, respectively, which represented 219.24% of our consolidated stockholders’ equity as of that date. As of December 31, 2021, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on B3.
Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss—Securities
Listed below are the assets acquired and accrued which are either available for sale in the short term or are part of a portfolio of financial instruments that are managed as a whole and for which there is a recent history of sales in the short term. Please see “Note 5 – Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss—Securities” to our audited consolidated financial statements for further details.

	For The Year Ended December 31,
Financial Assets at Fair Value Through Profit or Loss	2021	2020	2019
	Fair value	Fair value	Fair value
	(In millions of R$)
Investment funds	20,139	14,204	8,267
Brazilian government securities (1a)	221,755	285,885	219,611
Government securities – abroad (1b)	5,561	8,210	1,520
Argentina	930	1,498	318
Chile	837	840	488
Colombia	1,059	3,603	409
United States	2,671	2,085	141
Mexico	19	5	57
Paraguay	10	3	2
Peru	8	5	8
Uruguay	27	41	97
Italy	—	130	—
Corporate securities (1c)	114,468	77,032	50,642
Shares	19,357	19,047	14,637
Rural product note	6,852	2,349	—
Bank deposit certificates	150	729	792
Real estate receivables certificates	1,012	548	1,444
Debentures	65,788	29,937	12,655
Eurobonds and other	5,253	2,383	2,173
Financial bills	10,111	15,783	18,514
Promissory and commercial notes	4,684	5,616	313
Other	1,261	640	114

Total	361,923	385,331	280,040

(1)
Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 50,116 (R$ 12,181 at 12/31/2020 and R$ 28,759 at 12/31/2019), b) R$ 171 (R$ 765 at 12/31/2020 and R$ 329 at 12/31/2019) and c) R$ 15,984 (R$ 8,556 at 12/31/2020 and R$ 104 at 12/31/2019), totaling R$ 66,271 (R$ 21,502 at 12/31/2020 and R$ 29,192 at 12/31/2019).

We note that Brazilian government securities represented over 61.66% of our portfolio of financial assets at fair value through profit or loss in 2021. Brazilian government securities classified at fair value through profit or loss represented 10.9% of our total assets in the same period. Please see “Item 3D. Risk Factors—Risks Associated with our Business—Credit Risks—We may incur losses associated with counterparty exposure risks, including the Brazilian federal government” for further details.
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

	For The Year Ended December 31,
Financial Assets at Fair Value Through Other Comprehensive Income	2021	2020	2019
	Fair value	Fair value	Fair value
	(In millions of R$)
Brazilian government securities (1a)	69,642	67,949	50,732
Other	—	—	—
Government securities – abroad (1b)	30,194	34,402	20,571
Germany	—	—	23
Argentina	405	—	—
Colombia	1,847	3,986	3,878
Chile	19,734	21,651	11,208
United States	4,518	3,750	2,756
Italy	—	—	329
Mexico	1,022	1,181	—
Paraguay	1,459	2,947	1,780
Uruguay	1,209	887	597
Corporate securities (1c)	5,786	7,591	5,357
Shares	743	1,382	149
Bank deposit certificates	131	307	2,371
Securitized real estate loans	—	—	26
Debentures	351	889	334
Eurobonds and others	4,498	5,013	2,477
Financial bills	6	—	—
Other	57	—	—

Total	105,622	109,942	76,660

(1)
The fair value of Financial assets at fair value through other comprehensive income—Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 43,500 (R$ 35,203 at 12/31/2020 and R$ 27,864 at 12/31/2019), b) R$ 2,385 (R$ 2,398 at 12/31/2020 and R$ 590 at 12/31/2019) and c) R$ 778 (R$ 518 at 12/31/2020), totaling R$ 40,723 (R$ 38,119 at 12/31/2020 and R$ 28,454 at 12/31/2019).

Brazilian government securities and corporate securities represented 65.9% and 3.4%, respectively, of our portfolio of assets at fair value through other comprehensive income in 2021. Brazilian government securities and corporate securities classified as assets at fair value through other comprehensive income, which are used as a hedge for our subordinated debt portfolio, represented 5.5% and 0.3%, respectively, of our total assets in the same period.
Financial Assets at Amortized Cost
Listed below are non-derivative financial assets that we have the intention and financial ability to held to maturity. Please see “Note 9– Financial assets at amortized cost – Securities” to our audited financial statements for further details.

	For the Year Ended December 31,
FinancialAssets at Amortized Cost	2021	2020	2019
	Fair Value	Fair Value	Fair Value
	(In millions of R$)
Brazilian government securities (1a)	68,008	64,524	56,303
Government securities – abroad	24,881	19,081	17,226
Colombia	924	500	335
Chile	828	704	621
Korea	5,604	3,947	3,427
Spain	6,131	4,844	4,984
United States	—	—	80
Mexico	11,372	9,036	7,763
Uruguay	22	50	16
Corporate securities (1b)	52,909	43,134	56,937
Rural product note	5,892	3,474	5,341
Bank deposit certificates	109	30	54
Securitized real estate loans	3,987	4,794	5,842
Debentures	37,520	31,897	38,521
Eurobonds and others	455	208	1,082
Financial bills	51	—	—
Promissory and commercial notes	4,217	2,013	4,998
Other	678	718	1,099

Total	145,798	126,739	130,466

(1)
Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 12,570 (R$ 13,786 at 12/31/2020 and R$ 9,583 at 12/31/2019); and b) R$ 11,358 (R$ 14,364 at 12/31/2020 and R$ 17,457 at 12/31/2019), totaling R$ 23,928 (R$ 28,150 at 12/31/2020 and R$ 27,040 at 12/31/2019).

We note that Brazilian government securities represented over 46.6% of our portfolio of financial assets at amortized cost in 2021. Brazilian government securities classified at amortized cost represented 3.3% of our total assets in the same period.
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

Derivative Financial Instruments	ForThe Year Ended December 31,
	2021	% of total	2020	% of total	2019	% of total
	(In millions of R$, except percentages)		(In millions of R$, except percentages)
Assets
Options agreements	21,252	30.8	20,418	26.7	8,456	20.2
Forwards	3,111	4.5	2,085	2.7	2,162	5.2
Swaps – adjustment receivable	38,014	55.0	46,019	60.2	26,458	63.2
Credit derivatives	242	0.4	156	0.2	167	0.4
NDF—Non Deliverable Foward	5,943	8.6	7,596	9.9	4,446	10.6
Others—derivative financial instruments	483	0.7	230	0.3	165	0.4
Total derivative financial instruments assets	69,045	100.0	76,504	100.0	41,854	100.0
Derivative financial instruments as percentage of total assets	3.3%		3.8%		2.6%

Liabilities
Options agreements	(22,547)	35.7	(20,262)	25.5	(9,061)	18.9
Forwards	(762)	1.2	(905)	1.1	(754)	1.6
Swaps – adjustment payable	(34,646)	54.9	(51,789)	65.1	(32,927)	68.8
Credit derivatives	(198)	0.3	(76)	0.1	(40)	0.1
NDF—Non Deliverable Foward	(4,896)	7.7	(6,426)	8.1	(4,971)	10.4
Others—derivative financial instruments	(155)	0.2	(47)	0.1	(75)	0.2
Total derivative financial instruments liabilities	(63,204)	100.0	(79,505)	100.0	(47,828)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder’s equity	3.1%		3.9%		2.9%

Distribution of our financial assets by maturity	As of December 31, 2021
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)
	(In millions of R$, except percentages)
At Fair Value Through Profit or Loss	32,853		44,204		211,325		50,688		22,853		361,923
Investment funds (1)	13,496	—	167	—	6,311	0.0	165	—	—	—	20,139	0.0
Government securities—domestic	—	—	29,283	6.8	156,123	6.4	23,251	4.4	13,098	5.1	221,755	6.2
Government securities—abroad	—	—	4,031	—	865	—	530	—	135	—	5,561	—
Argentina	—	—	890	2.3	35	0.7	3	2.3	2	0.0	930	2.3
United States	—	—	2,479	0.2	—	—	192	14.1	—	—	2,671	1.2
Mexico	—	—	—	—	3	6.6	13	8.6	3	14.2	19	9.2
Chile	—	—	632	0.4	189	0.0	4	3.4	12	0.5	837	0.3
Paraguay	—	—	6	3.2	2	3.8	1	5.3	1	3.3	10	3.5
Uruguay	—	—	19	1.8	1	10.0	6	8.7	1	13.3	27	4.0
Colombia	—	—	5	3.5	630	0.9	311	1.2	113	0.6	1,059	0.9
Italy		—		—		—		—		—		—
Peru	—	—	—	—	5	—	—	—	3	—	8	—
Corporate securities	19,357	—	10,723	—	48,026	—	26,742	—	9,620	—	114,468	—
Shares	19,357	0.0	—	0.0	—	—	—	—	—	—	19,357	0.0
Securitized real estate loans	—	—	—	—	437	0.5	365	0.2	210	1.6	1,012	0.6
Bank deposit certificates	—	—	24	1.8	126	0.6	—	—	—	—	150	0.8
Debentures	—	—	2,596	0.1	30,059	6.5	24,009	9.7	9,124	13.9	65,788	8.4
Eurobonds and other	—	—	811	3.2	3,902	5.7	462	6.5	78	3.3	5,253	5.4
Financial credit bills	—	—	1,960	2.0	6,724	1.2	1,219	0.4	208	—	10,111	1.3
Promissory notes	—	—	2,395	7.4	2,289	2.0	—	—	—	—	4,684	4.8
Rural product note	—	—	2,593	29.1	4,000	18.0	259	24.4	—	—	6,852	22.4
Other	—	—	344	0.4	489	0.9	428	1.8	—	—	1,261	1.1

Financial assets designated at fair value through profit or loss—Government securities—domestic—Brazilian external debt bonds	—		1,458		1,586		—		—		3,044

Derivatives	—		33,416		20,777		14,852		—		69,045

At Fair Value Through Other Comprehensive Income	743		25,685		63,256	—	11,557	—	4,381	—	105,622	—

Government securities—domestic	—	—	3,120	4.5	51,747	10.1	10,431	19.3	4,344	22.8	69,642	12.0
Government securities—abroad	—	—	20,658	—	8,945	—	590	—	1	—	30,194	—
Argentina	—	—	405	5.1	—	—	—	—	—	—	405	5.1
United States	—	—	4,518	—	—	—	—	—	—	—	4,518	—
Mexico	—	—	1,022	5.6	—	—	—	—	—	—	1,022	5.6
Chile	—	—	12,159	0.3	7,222	0.2	353	0.3	—	—	19,734	0.3
Paraguay	—	—	1,099	—	137	—	223	—	—	—	1,459	—
Uruguay	—	—	1,190	—	4	—	14	—	1	—	1,209	—
Colombia	—	—	265	1.5	1,582	2.6	—	—	—	—	1,847	2.4
Corporate securities	743	—	1,907	—	2,564	—	536	—	36	—	5,786	—
Shares	743	—	—	—	—	—	—	—	—	—	743	—
Bank deposit certificates	—	—	124	1.1	7	7.9	—	—	—	—	131	1.5
Debentures	—	—	—	—	84	2.4	267	25.3	—	—	351	19.8
Eurobonds and others	—	—	1,783	0.6	2,410	2.1	269	3.6	36	7.0	4,498	1.6
Financial credit bills	—	—	—	—	6	2.7	—	—	—	—	6	—
Other	—	—	—	—	57	0.3	—	—	—	—	57	—

At Amortized Cost	—	—	45,169	—	69,965	—	25,600	—	5,064	—	145,798	—

Government securities—domestic	—	—	14,575	11.3	38,595	11.6	10,767	10.4	4,071	13.4	68,008	11.4
Government securities—abroad	—	—	21,671	—	2,479	—	709	—	22	—	24,881	—
Colombia	—	—	924	0.7	—	—	—	—	—	—	924	0.7
Chile	—	—	—	—	119	5.9	709	7.4	—	—	828	7.2
Korea	—	—	5,233	0.1	371	—	—	—	—	—	5,604	0.1
Spain	—	—	4,142	—	1,989	0.1	—	—	—	—	6,131	0.0
Mexico	—	—	11,372	4.3	—	—	—	—	—	—	11,372	4.3
Uruguay	—	—	—	—	—	—	—	—	22	—	22	—
Corporate securities	—	—	8,923	—	28,891	—	14,124	—	971	—	52,909	—
Rural product note	—	—	3,178	12.1	2,485	4.4	229	22.8	—	—	5,892	9.3
Bank deposit certificates	—	0.0	6	1.1	103	0.7	—	—	—	—	109	0.7
Securitized real estate loans	—	—	12	0.9	2,365	2.3	1,047	0.7	563	0.0	3,987	1.5
Debentures	—	—	4,513	10.9	19,783	13.2	12,816	11.5	408	22.4	37,520	12.5
Eurobonds and other	—	—	85	2.1	370	5.8	—	—	—	—	455	5.2
Financial credit bills	—	—	—	—	51	1.7	—	—	—	—	51	1.7
Promissory notes	—	—	1,111	2.4	3,096	4.1	10	1.9	—	—	4,217	3.6
Other	—	—	18	—	638	—	22	—	—	—	678	—

(1)
Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield.

Distribution of our financial assets by currency	Securities			Derivatives
	Amortized Cost	Fair Value Through Profit or Loss	Fair Value Through other Comprehensive Income	Fair Value Through Profit or Loss	Total
	(In millions of R$)
As of December 31, 2021	145,798	364,967	105,622	69,045	685,432
Denominated in Brazilian currency	112,553	338,358	42,485	9,711	503,107
Denominated in Brazilian currency and indexed by foreign currency (1)	11,377	4,981	2,163	6,905	25,426
Denominated in foreign currency (1)	21,868	21,628	60,974	52,429	156,899
As of December 31, 2020	126,739	389,071	109,942	76,504	702,256
Denominated in Brazilian currency	100,083	360,885	46,704	9,794	517,466
Denominated in Brazilian currency and indexed by foreign currency (1)	—	4,833	2,298	8,436	15,567
Denominated in foreign currency (1)	26,656	23,353	60,940	58,274	169,223
As of December 31, 2019	130,466	281,075	76,660	41,854	530,055
Denominated in Brazilian currency	109,555	267,612	38,139	7,974	423,280
Denominated in Brazilian currency and indexed by foreign currency (1)	—	3,444	853	2,231	6,528
Denominated in foreign currency (1)	20,911	10,019	37,668	31,649	100,247

(1)	Predominantly U.S. dollars.
(2)	Restated to take into account the effect of IFRS 9, which we retroactively adopted as of January 1, 2016.
For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments as of December 31, 2021 in reais
and in foreign currency, including the instruments denominated in foreign currencies. For the notional amount of derivative financial instruments, please see “Note 6 – Derivatives” to our audited consolidated financial statements.

Derivative financial instruments (notional amounts)	For The Year Ended December 31, 2021
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts Buy (Sale) commitments, net	7,679	(7,679)	—
Forward contracts Buy (Sale) commitments, net	2,970	24,178	27,148
Future contracts Buy (Sale) commitments, net	85,128	(1,119)	84,009
Option contracts Buy (Sale) commitments, net	528	5,320	5,848
Others
Buy (Sale) commitments, net	9,420	52	9,472

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

			As of December 31,
Required reserve deposits	Regulation (1)	Yield	2021	2020	2019
Demand Deposits
Compulsory	Circular No. 3,917	Zero	21%	21%	21%
Rural (2)	Resolution No. 4,669	Zero	30%	30%	30%
Microcredit (2)	Resolution No. 4,861	Zero	2%	2%	2%

Savings Accounts (3)
Compulsory	Circular No. 3,975	TR + 6.17% p.a.	20.0%	20.0%	20.0%
Real estate financing (2)	Resolution No. 4,676	80% (TR + 6.17% p.a.)	65%	65%	65%

Time and Interbank Deposits Received from Leasing Companies
Compulsory	Circular No. 3,916	SELIC	20%	17%	31%

(1)	Most recent regulation on the matter.
(2)	This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.
(3)	Remuneration on funds in savings deposits:
For deposits made until March 5, 2012, inclusive: TR + 6.17% per annum.
For deposits made after March 5, 2012: (a) If the target of the Selic rate is higher than 8.5% per annum: TR + 6.17% per annum; (b) If the target of the Selic rate is lower than 8.5% per annum: TR + 70% of the target of the Selic rate per annum.

As of December 31, 2021, we recorded R$104,592 million in compulsory deposits in cash compared to R$90,059 million as of December 31, 2020 and R$92,580 million in interest-bearing deposits in December 31, 2021 compared to R$ R$83,133 million as of December 31, 2020.

Required reserve deposits	2021		2020		2019
	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
			(In millions of R$, except percentages)
Non-interest bearing deposits (1)	12,012	11.5	6,926	7.7	4,412	4.8
Interest-bearing deposits (2)	92,580	88.5	83,133	92.3	86,836	95.2
Total	104,592	100.0	90,059	100.0	91,248	100.0

(1)	Mainly related to demand deposits.
(2)	Mainly related to time and savings deposits.
Loan and lease operations
Most of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais
. Additionally, 47.9% of our credit portfolio consists of transactions with fixed interest rates and 52.1% of our credit portfolio consists of transactions with variable interest rates.
Indexation
Most of our portfolio is denominated in Brazilian
reais
. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans abroad represented 31.6% ,34.4% and 34.1% of our loan portfolio as of December 31, 2021, 2020 and 2019, respectively, see “Note 32 – Risk and Capital Management, 1.4. Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements for further details.
Loan and lease operations by type
The following table sets forth the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans;

•	The Corporate portfolio consists primarily of loans made to large corporate clients;

•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies; and

•	The Foreign Loans – Latin America portfolio consists of loans granted to individuals and companies by our operations in Argentina, Chile, Colombia, Paraguay and Uruguay.

Loan and Lease Operations, by type (1)	2021		2020		2019
	Loan	Allowance (2)	Loan	Allowance (2)	Loan	Allowance (2)
	(In millions of R$)
Individuals	332,536	24,220	255,483	21,130	240,490	19,453
Corporate	135,035	4,807	134,521	7,953	100,789	6,885
Small and Medium Businesses	149,970	7,391	121,955	6,369	90,733	4,549
Foreign Loans Latin America (3)	205,049	7,898	202,145	12,870	153,779	6,621

Total Loan operations and lease operations portfolio	822,590	44,316	714,104	48,322	585,791	37,508

(1)
We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$ 26,630 million, R$ 22,611 million and R$ 23,555 million as of December 31, 2021, 2020 and 2019, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$ 6,108 million, R$ 5,944 million and R$ 4,092 million as of December 31, 2021, 2020 and 2019, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations.

(2)
Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ 767 million (R$ 907 million and R$ 837 million as of December 31, 2020 and 2019) and Commitments to be Released R$4,433 million (R$3,485 million and R$3,303 million as of December 31, 2020 and 2019).

(3)	As of December 31, 2021 other than “Foreign Loans Latin America”, 21% of Corporate and 17% of Small and Medium Businesses correspond to cross-border outstanding.
Loan and lease operations by maturity
The following table sets forth the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	12/31/2021
Type of loan and lease	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	167,227	99,920	40,705	11,528	319,380
Corporate	75,189	47,409	10,977	260	133,835
Small and Medium Businesses	91,661	54,223	1,385	125	147,394
Foreign Loans Latin America	83,182	65,765	26,364	25,711	201,022
Total (1)	417,259	267,317	79,431	37,624	801,631

(1)	Includes R$ 15,752 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2020
Type of loan and lease	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	131,805	79,572	26,838	6,635	244,850
Corporate	76,200	51,695	4,947	299	133,141
Small and Medium Businesses	67,065	52,024	650	145	119,884
Foreign Loans Latin America	79,449	67,432	39,509	11,156	197,546
Total (1)	354,519	250,723	71,944	18,235	695,421

(1)	Includes R$ 8,986 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	12/31/2019
Type of loan and lease	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	133,960	68,822	19,865	4,419	227,066
Corporate	58,043	34,716	6,902	297	99,958
Small and Medium Businesses	60,215	27,491	522	101	88,329
Foreign Loans Latin America	62,410	52,174	28,153	6,438	149,175
Total (1)	314,628	183,203	55,442	11,255	564,528

(1)	Includes R$ 8,454 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2021
Type of loan and lease	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	11,362	1,795			13,157	332,536	(24,220)	308,316
Corporate	1,186	14	—	—	1,200	135,035	(4,807)	130,228
Small and Medium Businesses	2,150	426	—	—	2,576	149,970	(7,391)	142,579
Foreign Loans Latin America	3,893	134	—	—	4,027	205,049	(7,898)	197,151
Total (2)	18,591	2,369	—	—	20,960	822,590	(44,316)	778,274

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$ 10,879 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2020
Type of loan and lease	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	8,793	1,840	—	—	10,633	255,483	(21,130)	234,353
Corporate	1,337	43	—	—	1,380	134,521	(7,953)	126,568
Small and Medium Businesses	1,653	418	—	—	2,071	121,955	(6,369)	115,586
Foreign Loans Latin America	4,428	171	—	—	4,599	202,145	(12,870)	189,275
Total (2)	16,211	2,472	—	—	18,683	714,104	(48,322)	665,782

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$ 13,625 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	12/31/2019
Type of loan and lease	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	11,568	1,856	—	—	13,424	240,490	(19,453)	221,037
Corporate	829	2	—	—	831	100,789	(6,885)	93,904
Small and Medium Businesses	2,015	389	—	—	2,404	90,733	(4,549)	86,184
Foreign Loans Latin America	4,452	152	—	—	4,604	153,779	(6,621)	147,158
Total (2)	18,864	2,399	—	—	21,263	585,791	(37,508)	548,283

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$15,101 million related to overdue installments of the non-accrual loans.
Loan and Lease Operations by interest rate
The following table sets forth the classification of our credit portfolio into fixed and variable rates, including non-overdue and overdue installments:

	12/31/2021
Non-Overdue Installments	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	160,971	152,910	72,811	37,624	424,316
Fixed rates	256,288	114,407	6,620	—	377,315
Total (1)	417,259	267,317	79,431	37,624	801,631

(1)	Includes R$15,752 million related to non-overdue installments of the non-accrual loans.

	12/31/2020
Non-Overdue Installments	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	152,060	147,098	66,844	18,235	384,237
Fixed rates	202,459	103,625	5,100	—	311,184
Total (1)	354,519	250,723	71,944	18,235	695,421

(1)	Includes R$8,986 million related to non-overdue installments of the non-accrual loans.

	12/31/2019
Non-Overdue Installments	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total Non- Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	120,353	108,615	53,157	11,255	293,380
Fixed rates	194,275	74,588	2,285	—	271,148
Total (1)	314,628	183,203	55,442	11,255	564,528

(1)	Includes R$8,454 million related to non-overdue installments of the non-accrual loans.

	12/31/2021
Overdue Installments (1)	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,304	150	—	—	4,454	428,770
Fixed rates	14,287	2,219	—	—	16,506	393,820
Total (2)	18,591	2,369	—	—	20,960	822,590

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$10,879 millon related to overdue installments of the non-accrual loans.

	12/31/2020
Overdue Installments (1)	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	5,579	242	—	—	5,821	390,058
Fixed rates	10,632	2,230	—	—	12,862	324,046
Total (2)	16,211	2,472	—	—	18,683	714,104

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$13,625 millon related to overdue installments of the non-accrual loans.

	12/31/2019
Overdue Installments (1)	Due in one year or less	Due in one year to five years	Due in one five to fifteen years	Due after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	5,252	163	—	—	5,415	298,795
Fixed rates	13,612	2,236	—	—	15,848	286,996
Total (2)	18,864	2,399	—	—	21,263	585,791

(1)	Defined as loans and leases contractually past due as to payment of interest or principal.
(2)	Includes R$15,101 million related to overdue installments of the non-accrual loans.
Loan and Lease Operations by economic activity
The following table sets forth the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower as of the periods indicated below.

	For The Year Ended December 31,
Economic Activities	2021		2020		2019
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Industry and commerce	190,491	23.1	163,784	22.9	129,998	22.2
Services	173,332	21.1	172,322	24.1	126,718	21.6
Individuals	421,115	51.2	340,433	47.7	302,382	51.6
Other sectors	37,652	4.6	37,565	5.3	26,693	4.6
Total	822,590	100.0	714,104	100.0	585,791	100.0

As of December 31, 2021, we did not have any concentration of loan and lease operations exceeding 10% of our total portfolio that we did not disclose in one of the categories of loans and losses above.
Loan and Lease Operations by concentration
The following table sets forth the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors as of the periods indicated below:

	For the Year Ended December 31,
Concentration	2021		2020		2019
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Largest debtor	6,414	0.8	7,243	1.0	5,389	0.9
10 largest debtors	33,694	4.1	37,863	5.3	29,340	5.0
20 largest debtors	49,541	6.0	54,812	7.7	44,712	7.6
50 largest debtors	79,403	9.7	83,438	11.7	71,965	12.3
100 largest debtors	111,116	13.5	112,333	15.7	97,695	16.7

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
Information on the Quality of Loans and Leases
The table below shows our non-accrual loans together with certain asset quality ratios.

	For The Year Ended December 31,
	2021	2020	2019
	(In millions of R$, except percentages)
Allowance for loan losses (1)	44,316	48,322	37,508
Total loans and leases operations portfolio	822,590	714,104	585,791
Allowance for loan losses as a percentage of total loans (%)	5.4	6.8	6.4

(1)
Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ 767 million (R$ 907 million and R$ 837 million as of December 31,2020 and 2019) and Commitments to be Released R$ 4,433 million (R$ 3,485 million and R$ 3,303 million as of December 31,2020 and 2019).

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

	For The Year Ended December 31,
Allowance for Loan and Leases Losses (1)	2021	2020	2019
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	48,322	37,508	33,509
Write-offs	(18,007)	(13,638)	(14,299)
Individuals	(10,309)	(11,764)	(9,710)
Corporate	(310)	570	(868)
Small and Medium Businesses	(2,354)	(1,836)	(2,011)
Foreign Loans Latin America	(5,034)	(608)	(1,710)
Expected Loss with Loan Operations and Lease Operations	14,001	24,452	18,298
Amount Recognized in the Balance Sheet at the end of period	44,316	48,322	37,508
Ratio of Write-offs during the period to average loans outstanding during the period (%)	2.4	2.1	2.5
Ratio of allowance for loan losses to total loans and leases (%)	5.4	6.8	6.4

(1)
Receivables are partially written off based on an estimate of recovery on a portfolio level. The recovery of receivables partially written off is the recovery on a contract level adjusted by the reduction in the estimate of remaining receivables of the portfolio. As of December 31, 2021 the recovery of loans were R$ 929 million.

During the year ended December 31, 2021, we wrote off a total amount of R$18,007 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.4%.
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
The ratio our of allowance for the Loan Losses over total loans and leases for the year ended on December 31, 2021 reached 5.4%, compared to 6.8% for the year ended on December 31, 2020. This decrease of 140 basis points was mainly due to: (i) an increase of 15.2% in the size of our loan portfolio in 2021; and (ii) a decrease of 8.3% in our allowance for the Loan Losses when compared to the same period of 2020.

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

	12/31/2021			12/31/2020			12/31/2019
	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans
Individuals	24,220	2.9	40.5	21,130	3.0	35.8	19,453	3.3	41.1
Corporate	4,807	0.6	16.4	7,953	1.1	18.8	6,885	1.2	17.2
Small and Medium Businesses	7,391	0.9	18.2	6,369	0.9	17.1	4,549	0.8	15.5
Foreign Loans Latin America	7,898	1.0	24.9	12,870	1.8	28.3	6,621	1.1	26.2
Total	44,316	5.4	100.0	48,322	6.8	100.0	37,508	6.4	100.0

(1)
Comprises Provision for Expected Loan for Financial Guarantees Pledged R$767 million( R$907 million and R$837 million as of December 31,2020 and 2019) and Commitments to be Released R$4,433 million ( R$3,485 million and R$3,303 million as of December 31,2020 and 2019).

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
Our renegotiated loan portfolio decreased to 2.8% of our total loan portfolio as of December 31, 2021, compared to 3.4% as of December 31, 2020. At the end of 2021, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 34.9% compared to 33.6% as of December 31, 2020.
Our renegotiated loan portfolio increased to 3.4% of our total loan portfolio as of December 31, 2020, compared to 3.0% as of December 31, 2019. At the end of 2020, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 33.6% compared to 34.1% as of December 31, 2019.
Since 2013, we maintain our policy for the recovery of overdue loans, including loans already written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. We also adopted a policy of stricter selectivity in origination of loans, which led to lower levels of delinquency and a decreased volume of renegotiated loans.
The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2021, 2020 and 2019:

	For The Year Ended December 31, 2021
Renegotiated loan and lease operations	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	425	1,002	9,168	10,594
Corporate	39	66	2,862	2,967
Small and medium businesses	218	911	5,221	6,349
Foreign loans—Latin America	65	1,312	1,541	2,917
Total renegotiated loan and lease operations	746	3,290	18,792	22,827

	For The Year Ended December 31, 2020
Renegotiated loan and lease operations	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	322	750	9,422	10,494
Corporate	82	434	3,342	3,858
Small and medium businesses	149	927	5,306	6,382
Foreign loans—Latin America	104	1,228	2,085	3,417
Total renegotiated loan and lease operations	657	3,339	20,155	24,151

	For The Year Ended December 31, 2019
Renegotiated loan and lease operations	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	220	683	7,267	8,170
Corporate	60	182	3,661	3,903
Small and medium businesses	87	469	2,913	3,469
Foreign loans—Latin America	223	643	1,263	2,129
Total renegotiated loan and lease operations	590	1,977	15,104	17,671

Renegotiated Loans
The following tables present an additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2021, 2020 and 2019:

Renegotiated loan and lease operations	Year ended December 31, 2021
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	4,243	1,167	4,925	260	10,594
Corporate	2,668	104	194	—	2,967
Small and medium businesses	2,132	946	3,088	182	6,349
Foreign loans—Latin America	1,029	1,229	512	148	2,917
Total renegotiated loan and lease operations	10,072	3,446	8,719	590	22,827

	Year ended December 31, 2020
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	4,338	794	5,085	278	10,495
Corporate	2,648	516	694	—	3,858
Small and medium businesses	2,467	881	2,839	194	6,381
Foreign loans—Latin America	1,394	1,207	690	126	3,417
Total renegotiated loan and lease operations	10,847	3,398	9,308	598	24,151

	Year ended December 31, 2019
Renegotiated loan and lease operations	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	3,659	749	3,608	154	8,170
Corporate	2,619	195	1,042	47	3,903
Small and medium businesses	1,352	410	1,561	146	3,469
Foreign loans—Latin America	652	738	612	127	2,129
Total renegotiated loan and lease operations	8,282	2,092	6,823	474	17,671

	For The Year Ended December 31,
	2021	2020	2019
	(In millions of R$, except percentages)
Renegotiated loans (1) (2)	22,827	24,151	17,671
Allowance for loan and lease losses	7,965	8,122	6,027
Allowance for loan and lease losses/renegotiated loans (%)	34.9	33.6	34.1

(1)	Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.
(2)	Renegotiated Loans Overdue over 30 days.

	For The Year Ended December 31, 2021
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	17,964	6,441	35.9	5,051	28.1
Agreements	4,864	1,523	31.3	1,057	21.7
Total	22,827	7,965	34.9	6,108	26.8

(1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	For The Year Ended December 31, 2020
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	18,819	6,312	33.5	5,187	27.6
Agreements	5,332	1,810	33.9	757	14.2
Total	24,151	8,122	33.6	5,944	24.6

(1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

	For The Year Ended December 31, 2019
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	13,957	4,452	31.9	3,198	22.9
Agreements	3,714	1,575	42.4	894	24.1
Total	17,671	6,027	34.1	4,092	23.2

(1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.
The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2021, 2020 and 2019:

	For The Year Ended December, 31
Impaired loans	2021	2020	2019
	(In millions of R$)
Balance at the beginning of the period	60,653	41,982	39,571
(+) Loan operations added	37,938	54,898	32,958
(-) Loans removed due to write-off	(18,007)	(13,638)	(14,299)
(-) Loans removed due to total or partial pay-off	(30,064)	(22,589)	(16,248)
Balance at the end of the period	50,520	60,653	41,982

Please see “Note 10 – Loan Operations and Lease Operations Portfolio” to our audited consolidated financial statements for further details.

Liabilities
Funding
Main sources
Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2021, 2020 and 2019.
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
Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2021, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2022.
Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2021, total deposits were R$850,372 million, which represented 59.9% of total funding. As of December 31, 2020, total deposits amounted to R$809,010 million, representing 58.8% of total funding. As of December 31, 2019, total deposits amounted to R$507,060 million, representing 48.7% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2021, 2020 and 2019 accounted for 35.0%, 35.7% and 26.6% of total funding, respectively.
The table below shows the breakdown of our main sources of funds as of December 31, 2021, 2020 and 2019:

Breakdown of the main sources of funds	2021	% of total funding	2020	% of total funding	2019	% of total funding
	(In millions of R$, except percentages)
Deposits	850,372	59.9	809,010	58.8	507,060	48.7
Demand deposits	158,116	11.1	134,805	9.8	82,306	7.9
Savings deposits	190,601	13.4	179,470	13.0	144,558	13.9
Time deposits	497,051	35.0	491,234	35.7	277,166	26.6
Interbank deposits	3,776	0.3	3,430	0.2	3,021	0.3
Other deposits	828	0.1	71	0.0	9	0.0
Securities sold under repurchase agreements	252,848	17.8	273,364	19.9	256,583	24.6
Interbank market funds	177,145	12.5	156,035	11.3	174,862	16.7
Real estate credit bills	10,663	0.8	4,205	0.3	7,635	0.7
Agribusiness credit bills	13,701	1.0	14,285	1.0	21,204	2.0
Financial bills	24,059	1.7	43,589	3.2	65,433	6.3
Guaranteed real estate bills	30,998	2.2	11,029	0.8	4,320	0.4
Import and export financing	86,948	6.1	71,470	5.2	64,622	6.2
On-lending-domestic	10,776	0.8	11,457	0.8	11,648	1.1
Institutional market funds	138,636	9.8	138,308	10.0	104,244	10.0
Subordinated debt	75,036	5.3	74,916	5.4	59,462	5.7
Foreing loans through securities	62,843	4.4	62,433	4.5	43,672	4.2
Funding from structured operations certificates	757	0.1	959	0.1	1,110	0.1
Total	1,419,001	100.0	1,376,717	100.0	1,042,749	100.0

Deposits by maturity
The table below shows the maturity profile of our deposits as of December 31, 2021, 2020 and 2019:

Deposits by maturity	For The Year Ended December 31, 2021
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
			(In millions of R$)
Non-interest bearing deposits	158,944	—	—	—	158,944
Demand deposits	158,116	—	—	—	158,116
Other deposits	828	—	—	—	828
Interest bearing deposits	243,986	52,259	38,563	356,620	691,428
Savings accounts	190,601	—	—	—	190,601
Time deposits	52,563	50,925	37,229	356,334	497,051
Interbanks	822	1,334	1,334	286	3,776
Total	402,930	52,259	38,563	356,620	850,372

Deposits by maturity	For The Year Ended December 31, 2020
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
			(In millions of R$)
Non-interest bearing deposits	134,876	—	—	—	134,876
Demand deposits	134,805	—	—	—	134,805
Other deposits	71	—	—	—	71
Interest bearing deposits	235,728	80,456	59,955	297,995	674,134
Savings accounts	179,470	—	—	—	179,470
Time deposits	55,778	78,624	59,082	297,750	491,234
Interbanks	480	1,832	873	245	3,430
Total	370,604	80,456	59,955	297,995	809,010

Deposits by maturity	For The Year Ended December 31, 2019
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
			(In millions of R$)
Non-interest bearing deposits	82,315	—	—	—	82,315
Demand deposits	82,306	—	—	—	82,306
Other deposits	9	—	—	—	9
Interest bearing deposits	190,131	38,873	22,878	172,863	424,745
Savings accounts	144,558	—	—	—	144,558
Time deposits	44,855	36,928	22,675	172,708	277,166
Interbanks	718	1,945	203	155	3,021
Total	272,446	38,873	22,878	172,863	507,060

The table below shows our domestic and foreign time deposits uninsured as of and for the years ended December 31, 2021, 2020 and 2019. In Brazil, a private provides protection for local depositors while for countries abroad, time deposits are insured by different local protection systems and institutions. The table below considers that amounts arising from our operations abroad uninsured. For domestic deposits, uninsured amounts basically represent judicial deposit operations.

				For The Year Ended December 31,
(In millions of R$)	2021			2020			2019
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Maturity within three months	4	34,992	34,996	—	41,810	41,810	—	30,332	30,332
Maturity after three months to six months	—	6,394	6,394	—	15,150	15,150	4	9,933	9,937
Maturity after six months to twelve months	—	7,458	7,458	4	6,578	6,582	3	10,157	10,160
Maturity after twelve months	12	3,808	3,820	12	6,869	6,881	12	4,606	4,618
Total time deposits in Uninsured Accounts	16	52,652	52,668	16	70,407	70,423	19	55,028	55,047
The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of December 31, 2021, 2020 and 2019:

	For The Year Ended December 31,
	2021	2020	2019
		(%)
Retail	9.0	7.8	11.3
Itaú Personnalité	33.0	29.4	27.3
Middle market	30.8	30.1	29.2
Corporate	26.9	32.3	31.4
Institutional	0.3	0.4	0.8
Total	100.0	100.0	100.0

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
We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and E. Johnston. Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family. See “Item 7A. Major Stockholders” for further information. For further information about our significant subsidiaries as of December 31, 2021, see Exhibit 8.1 to this annual report.

4D.    Property, Plant and Equipment
As of December 31, 2021, we owned and leased our principal administrative offices, which include office buildings in 7 different addresses, comprising a total area of 348.730 square meters, located primarily in São Paulo, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center.
We lease most of our bank branches at competitive market prices through renewable leases that expire from the second half of 2021 (currently under renewal under similar terms and conditions) until the second half of 2048.
As of December 31, 2021, we owned approximately 33% of our branches (including electronic service points, banking sites and parking lots) and leased approximately 67%.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with our consolidated audited financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 4B. Business Overview – Selected Statistical Information.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Forward-Looking Statements” and “Item 3D. Risk Factors.”
In this section, we discuss the results of our operations for the year ended December 31, 2021, compared to the year ended December 31, 2020. For a discussion of the results of our operations for the year ended December 31, 2020, compared to the year ended December 31, 2019, please refer to “Item 5. – A. Operating Results – Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021.
Overview:
Our main accomplishes for 2021 are described below:

•	As of December 31, 2021, our credit portfolio exceeds R$1 trillion;

•
We broke production records in real estate credit for private individuals, consolidating our position as the largest private bank in this market, according to ABECIP. In 2021, we originated R$46 billion which represented an increase of 128% as compared to the previous year. Due to our new digital, less bureaucratized journey, we saw an increase in our transactional NPS, which increased from 35 points in March 2021, to 73 points in December 2021.

Financial Highlights:

•	R$ 2,069 billion in total assets;

•	R$ 1,904.7 billion in liabilities and other obligations;

•	R$ 152.9 billion in equity attributable to controlling shareholders;

•	R$ 1,030.7 billion in Total Loan Portfolio¹

•	Tier 1 Capital Ratio which was at 13.0%.

¹	Loan portfolio with financial guarantees provided and corporate securities.

5A.	Operating Results
Factors Affecting Our Results of Operations
Our results of operations are affected by, among others, the following factors:

Macroeconomic Context
o
Global Context
Global economic activity entered into a broad recession in 2020, as a result of the COVID-19 pandemic and the measures taken to contain it. GDP declined in the first half of 2020 in many important economies. Governments and central banks around the world announced a series of stimulus measures to provide support against the crisis leading to a strong GDP growth in the second half of 2020. Fiscal stimulus, along with loose financial conditions, boosted growth in 2021. GDP increased 5.2% in the Eurozone, 5.7% in the US and 8,1% in China.
Inflation has been surprising to the upside globally, which for developed markets will mean a faster withdraw of monetary stimulus. Fed is likely to raise rates above neutral this year and closer to 4.0% in 2023, and to begin a significant balance sheet reduction in May 2022. ECB is also expected to move toward policy normalization. ECB is likely to end quantitative easing (QE) and to start raising rates in third quarter of 2022.
The Russia/Ukraine war has pushed commodity prices up, an effect that will likely last for a couple of years. Growth will be impacted by higher energy and food prices, as well as tighter financial conditions. We expect GDP growth in 2022 at 3.0% in the Eurozone, at 3.2% in the US and at 5.0% in China.
The strong and rapid rise in COVID-19 cases around the world suggests that the Omicron, the latest variant of the virus, is highly contagious. The Omicron wave has surpassed that of previous variants in total number of infections, despite the high levels of vaccination. However, hospitalizations have seen a much more modest increase, and deaths have not risen significantly in the last few months. The current available information suggests that the Omicron variant could be less lethal despite being highly transmissible. Other than that, current high levels of vaccination in several countries and the distribution of booster doses may also be providing a defense against the disease. As a result, the Omicron-driven surge in cases has led to milder restrictions and have had a more limited impact on global economic activity. The impact has been higher in China, which has adopted a zero-COVID-19 policy. From early March, China has been struggling with the biggest outbreak of COVID-19 since 2020. Because Omicron is more transmissible, policymakers have tightened their zero-COVID policy by imposing lockdowns across the country, including in the city of Shanghai. March Purchasing Managers’ Index (PMI) prints already showed a major drag in the service sector, but a less marked impact on manufacturing, due to China’s ability to safeguard part of its supply chains. This poses an upside risk for global inflation.
o
Latin America Context
After a strong performance in 2021, activity in the region will weaken in 2022. The erosion of real income in an environment of high inflation, a tighter macro policy mix (relative to 2021) and significant political/fiscal uncertainty will curb growth in 2022.
With inflation under pressure, all central banks are having to hike rates by more than initially indicated, leaving behind the idea of keeping some degree of monetary stimulus (that is, real interest rates below neutral). Despite local currency appreciation led by high commodity prices and rising interest rates, inflation is likely to end this year far above the central bank’s respective targets in the region.
In this context, central banks continue to remove monetary stimulus at a fast pace, though some are moving less aggressively than market expectations. In Chile and Colombia, the latest monetary policy decisions (+150 bps and +100 bps) surprised market expectations to the downside by 50 bps. As economic growth in both countries begins to slow down, monetary policy enters (or is about to enter, in the case of Colombia) contractionary territory, and exchange rates appreciate, but monetary authorities seem mindful not to overreact to current inflation numbers. In Brazil, the central bank recently eased the pace of rate hikes to 100 bps (bringing the SELIC rate to 11.75%) and indicated that in its baseline scenario the tightening cycle will likely conclude with another 100-bp increase in the next meeting. However, we keep our 13.75% forecast for yearend, reflecting our more adverse outlook for inflation. For Chile and Colombia, we left unchanged our policy rate forecasts for the end of 2022 (both at 8.0%). Meanwhile in Mexico (we expect the policy rate to peak at 8.75% by the end of this year, as the central bank matches the Fed´s moves) we see no signal yet that the central bank is about to slow down the pace of rate hikes.

Political events will be key determinants of asset prices in the region once again. Elections in Brazil and Colombia will be major events, while in Chile the work of the constitutional assembly to write a new constitution will be closely watched, as markets wait for more policy signals from the recently elected administration. The IMF approved a new program with Argentina in March, amounting to USD 44 billion (total disbursements over a period of 30 months). But there are already new hurdles to the implementation of agreed policies due to the new reality of energy commodity prices, which opens up the possibility of waivers.
The table below shows the real GDP growth rates in seven Latin American countries as of and for the years ended December 31, 2021, 2020, 2019, 2018 and 2017, except as otherwise indicated.

• Real GDP Growth	As of and for the Year Ended December 31,
	2021*	2020	2019	2018	2017
			(%)
Argentina (1)	10.3	-9.9	-2.1	-2.6	2.8
Chile (2)	11.7	-6.0	0.8	4.0	1.4
Colombia (3)	10.6	-7.0	3.3	2.6	1.4
Mexico (4)	4.8	-8.2	-0.2	2.2	2.1
Paraguay (5)	4.2	-0.8	-0.4	3.2	4.8
Peru (6)	13.3	-11.0	2.2	4.0	2.5
Uruguay (7)	4.4	-6.1	0.4	0.5	1.6

(1)	Source: Instituto Nacional de Estadística y Censos
(2)	Source: Banco Central de Chile .
(3)	Source: Banco de la República.
(4)	Source: Instituto Nacional de Estadística y Geografía.
(5)	Source: Banco Central del Paraguay. GDP
(6)	Source: Banco Central de Reserva del Perú .
(7)	Source: Banco Central de Uruguay .

o
Brazilian Context
As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. Brazilian GDP decreased 3,9% in 2020, impacted by the coronavirus outbreak. Fiscal responses, monetary policy loosening and the gradual reopening of economic activities led to a recovery in the second half of 2020. GDP increased 4.6% in 2021. For 2022, we expect a slowdown in the Brazilian GDP growth to 1.0%, caused mainly by the impact of high interest rates on aggregate demand.

Source: IBGE
Omicron became the dominant variant after the 2021 holiday season, leading to a sharp increase in COVID-19 cases and moderate pressure on hospitals in the beginning of 2022. The number of new cases has decreased sharply since February, but the risk of new variants remains and reinforces the importance of booster shots and of updating vaccines to fight virus mutations.

The consumer price index IPCA reached 10.1% in the year ended December 31, 2021. Inflation was impacted by subsequent shocks during the year ended December 31, 2021, notably on energy prices, such as auto fuels (up by 47.5% in the IPCA) amid rising crude oil prices, and electricity bills (up by 21.2%), as a result of the impact of new tariffs becoming effective due to water shortages. Food and industrial items also experienced inflationary pressure in the year ending December 31, 2021, with increases of 8.2% and 11.9%, respectively. We expect inflation to decrease to 7.5% in 2022.

After reaching 2.0% per annum in August 2020, the Central Bank began to increase interest rates in March 2021. The SELIC rate reached 9.25% in December 2021 and 11.75% in March 2022. The increase in the SELIC rate throughout 2021 and 2022 placed real interest rates at a restrictive level.

Source: Itaú Unibanco Holding and Central Bank
The consolidated public sector delivered a primary budget surplus of 0.7% of GDP in 2021, marking the first positive result since 2013. In 2022, we expect the primary result to decrease to 0.2% of GDP. Public debt decreased from 88.8% in 2020 to 80.3% of GDP in 2021 and is expected to remain stable, at 80% of GDP in 2022, but to widen again in 2023. Structurally, high indebtedness and an uncertain fiscal framework suggest a major risk to Brazil’s fiscal path.
Brazil has implemented a large number of regulatory changes, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies. Please refer to the section “Item 4B. Business Overview— Supervision and Regulation—Basel III Framework—Implementation of Basel III in Brazil” and to the section “Item 4B. Business Overview—Selected Statistical Information—Securities Portfolio—Compulsory Reserve Deposits with the Central Bank” for further details.
Total outstanding loans provided by Brazilian financial institutions increased in year-over-year real terms in December 31, 2021, by 5.7%, after an increase of 10.6% in December 31, 2020. Total new loans increased by 9.1% as of December 31, 2021, when compared to an increase of 1.6% as of December 31, 2020, both on an annualized basis. The rate of non- performing household loans increased by 0.1 p.p. to 3.0% as of December 31, 2021 when compared with the same month in 2020. The rate of non-performing loans to non-financial corporations reached 1.3% in December 31, 2021, above the level observed in December 31, 2020 (1.2%).

The Brazilian real depreciated against the U.S. dollar, with the exchange rate reaching R$5.66 per US$1.00 as of December 31, 2021, compared to R$5.14 per US$1.00 as of December 31, 2020.

Source: Itaú Unibanco Holding and Central Bank
Despite a record trade surplus (US$ 61 billion), the current account ended with a deficit of 1.8% of GDP in 2021. Brazil has maintained its external solvency, with US$362 billion in international reserves as of December 31, 2021.
The table below shows the inflation rate, exchange rate variation and interest rates in Brazil as of and for the twelve-month periods ended December 31, 2021, 2020, 2019, 2018, and 2017, except as otherwise indicated.

	As of and for the Year Ended December 31,
	2021	2020	2019	2018	2017
	(%)
Inflation rate — IGP-DI (1)	17.7	23.1	7.7	7.1	-0.4
Inflation rate — IPCA (2)	10.1	4.5	4.3	3.7	2.9
Exchange rate variation (R$/US$) (3)	7.4	28.9	4.0	17.1	1.5
TR (reference interest rate) (4)	0.02	0.00	0.00	0.00	0.00
CDI (interbank interest rate) (5)	8.76	1.90	4.59	6.40	6.99
SELIC(overnight interest rate) 5)	8.76	1.90	4.59	6.40	7.00
Sovereign 5-year CDS (6)	221.6	150.9	107.7	207.9	165.0

(1)	Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna, or ) (“IGP-DI”) published by the Fundação Getulio Vargas.
(2)	Source: IPCA published by IBGE.
(3)	Source: Bloomberg (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real .
(4)	Source: Mortgage reference rate ( Taxa Referencial) (“TR”) published by the Central Bank. Data presented in percentage per year.
(5)	Source: Central Bank. Data presented in percentage per year.
(6)	Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

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
Accounting standards applicable for period ended December 31, 2021
The following accounting standards are applicable for the period ended December 31, 2021:Interest Rate Benchmark Reform (IBOR Reform) Phase II — Amendments to IFRS 4 — Insurance Contracts, IFRS7 — Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 — Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR).
The amendments are summarized as follows:

•
Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

•
Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation;and

•	Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition.
These amendments are effective from January 1, 2021. We are exposed mainly to LIBOR and EURIBOR rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to LIBOR, due to its extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR reform are:

•	Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts;

•	Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and

•	Early settlement of contracts where there is no agreement between the parties.

To mitigate the risks associated with the IBOR reform in standardized agreements, we will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. We have also been adopting the fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association—ISDA). Any other agreements we will negotiate between the parties seeking approach to the model adopted for standardized agreements and they will be gradually adjusted until the date expected for the end of disclosure of LIBOR. Accordingly, we do not expect significant impacts resulting from the IBOR reform.
Please see “Item 5B. Liquidity and Capital Resources—LIBOR Transition” for further details about the LIBOR Transition.
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
Please see “Note 7—Hedge Accounting” to our audited consolidated financial statements for further details. With respect to the hedge accounting policy, please see “Note 2.4 – Summary of Main Accounting Practices—d) Financial Assets and Liabilities—V – Derivatives” to our audited consolidated financial statements.
Fair Value of Financial Instruments
Financial instruments recorded at fair value on our balance sheet include securities classified as fair value through other comprehensive income and fair value through profit or loss, including derivatives. Other financial instruments are classified at historical amortized cost on our balance sheet, and their corresponding fair values are shown in the notes to our audited consolidated financial statements. We present information on the fair value of our financial instruments in the table below as of December 31, 2021, 2020 and 2019.

Financial instruments recorded at fair value	For The Year Ended December 31,
	2021	2020	2019
	(In millions of R$)
Assets
Financial assets at fair value through profit or loss	364,967	389,071	281,075
Derivatives	69,045	76,504	41,854
Financial assets at fair value through other comprehensive income	105,622	109,942	76,660
Other financial assets	157	6	—
Total	539,791	575,523	399,589

Liabilities
Other financial liabilities	161	5	—
Structured notes	114	143	201
Derivatives	63,204	79,505	47,828
Total	63,479	79,653	48,029

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

•
Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and

•
Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date. We present information on our level 3 financial instruments in the table below as of December 31, 2021 and 2020.

	For The Year Ended December 31,
Level 3	2021	2020
	(In millions of R$)
Financial assets at fair value through profit or loss	1,563	1,968
Financial assets at fair value through other comprehensive income	—	—
Net position of derivatives	27	(5)
Total	1,590	1,963

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
Accounting Practices Adopted in Brazil
Our books and records are maintained in Brazilian
reais
, the official currency in Brazil, and our audited consolidated financial statements, for statutory and regulatory purposes, are prepared in accordance with accounting practices adopted in Brazil (BRGAAP). The accounting principles and standards generally applicable under Brazilian GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee (“CPC”), which started issuing standards in 2007, and by the Federal Accounting Council. In the case of companies subject to regulation by the Central Bank, such as us, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, the CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.
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

Results of Operations
The table below presents our summarized consolidated statement of income for the years ended December 31, 2021 and 2020. The interest rates cited are expressed in Brazilian reais
and include the effect of the variation of the
real
against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company”.
Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income.

	For the years ended December 31,		Variation
Summarized Consolidated Statement of Income	2021	2020	R$ million	%
	(In millions of R$)
Operating revenues	126,374	100,199	26,175	26.1
Net interest income (1)	75,209	50,053	25,156	50.3
Non-interest income (2)	51,165	50,146	1,019	2.0
Expected loss from financial assets and claims	(14,379)	(25,980)	11,601	(44.7)
Other operating income (expenses)	(69,764)	(68,989)	(775)	1.1
Net income before income tax and social contribution	42,231	5,230	37,001	707.5
Current and deferred income and social contribution taxes	(13,847)	9,834	(23,681)	(240.8)
Net income	28,384	15,064	13,320	88.4
Net income attributable to owners of the parent company	26,760	18,896	7,864	41.6

(1)	Includes:
(i)	interest and similar income (R$129,253 million and R$114,369 million in the years ended December 31, 2021 and 2020, respectively);
(ii)	interest and similar expenses (R$(69,305) million and R$(73,558) million in the years ended December 31, 2021 and 2020, respectively);
(iii)	income of financial assets and liabilities at fair value through profit or loss (R$16,678 million and R$6,553 million in the years ended December 31, 2021 and 2020, respectively); and
(iv)	foreign exchange results and exchange variations in foreign transactions (R$(1,417) million and R$2,689 million in the years ended December 31, 2021 and 2020, respectively).
(2)	Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.
Year ended December 31, 2021 compared to December 31, 2020.
Net income attributable to owners of the parent company
increased by 41.6% to R$26,760 million for the year ended December 31, 2021 from R$18,896 million for the same period of 2020. This result is mainly due to a 26.1% increase in operating revenues and a 44.7% decrease in expected loss from financial assets and claims. The decrease in current and deferred income and social contribution taxes by R$23,681 million had a negative effect on our net income attributable to owners of the parent company. These line items are further described below:
Net interest income
increased by R$25,156 million, or 50.3%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to (i) an increase of R$14,884 million in interest and similar income, due to the increase of R$13,286 million in loan operations income; (ii) an increase of R$10,125 million in income of financial assets and liabilities at fair value through profit or loss, due to the lower negative effect during the year ended December 31, 2021, compared to the same period of 2020, of hedging instruments for our investments abroad, which was partially offset by a decrease of R$4,106 million in foreign exchange results and exchange variations in foreign transactions, due to the exchange rate variations during the period; and (iii) a decrease of R$4,253 million in interest and similar expenses, especially due to a decrease in interbank market fund expenses.
Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to the new rules provided by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 on. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real
against foreign currencies, generates gains on our hedging instruments abroad. This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses)”. The nominal depreciation of the real
against the U.S. dollar was 7.4% from December 31, 2021 compared to December 31, 2020, and a depreciation of 28.9% from December 31, 2020 compared to December 31, 2019.
The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$2,838 million for the year ended December 31, 2021, compared to a gain of R$17,701 million for the same period of 2020.

Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$10,293 million for the year ended December 31, 2021 compared to the same period of 2020.

•
Interest and similar income
increased by 13.0% for the year ended December 31, 2021 compared to the same period of 2020, due to higher revenues from credit transactions, given the positive effect of the growth of the portfolio associated with the gradual change in the portfolio mix to retail sector- related lending, the highlight being the growth observed in the three months period ended December 31, 2021 in credit card financing facilities, overdraft accounts and personal loans, products that carry better spreads. In addition, higher interest rates during the year ended December 31, 2021 had a positive effect on the return on our own working capital and on the liabilities margin. These positive effects were partially offset by lower spreads on credit products. As of December 31, 2021, the SELIC rate was 9.25% per annum compared to 2.0% per annum as of December 31, 2020.

•
Interest and similar expenses
decreased by 5.8% for the year ended December 31, 2021 compared to the same period of 2020, due to: (i) a decrease of R$3,949 million in expenses from interbank market funds, mainly due to a decrease in the volume of financial bills; (ii) a decrease of R$2,775 million in expenses from technical provisions for insurance and private pension, due to a decrease in the results of investment funds linked to private pension plans; and (iii) a decrease of R$2,055 million in expenses from securities sold under repurchase agreements, mainly as a result of a decrease of R$46,334 million in the balance of assets received as collateral related to voluntary investments with the Central Bank.

Please see “Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements for further details on interest and similar expenses.
Non-interest income
increased by 2.0% to R$51,165 million for the year ended December 31, 2021 compared to the same period of 2020. This increase was mainly due to a 16.2%, or R$2,238 million, increase in revenue from credit and debit cards, driven by higher revenues from the issuance of cards, as a consequence of higher income from debit and credit cards, partially offset by lower revenues as a result of the decrease of the annual rate fees and credit limit fees, compared to the same period in 2020. In addition, we had a 23.8%, or R$688 million, increase in income from economic financial advisory services and brokerage services, driven by higher volumes in the capital markets. There was also a 9.3%, or R$213 million, increase in income from credit operations and financial guarantees provided. These increases were partially offset by decrease of R$3,614 million in other income, driven by the gain from the spin-off of our interest in XP Inc. in 2020.

The following chart shows the main components of our banking service fees for the years ended December 31, 2021 and 2020:

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees.
Expected Loss from Financial Assets and Claims
Our expected loss from financial assets and claims decreased by R$11,601 million, or 44.7%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to a decrease in expected loss with loan and lease operations of R$10,451 million for the year ended December 31, 2021 compared to the same period of 2020. This variation was due to macroeconomic impacts of the COVID-19 pandemic in March 2020, which impacted the financial prospects of individuals and companies, and which we reflected in our expected loss provisioning model, providing for an increase in the loan losses in 2020. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims decreased by 40.1% in the year ended December 31, 2021 compared to the same period of 2020.
Please see “Note 10— Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio.

•	Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio.
As of December 31, 2021, our 90-day NPL ratio was 2.8%, an increase of 10 basis points compared to December 31, 2020. This increase was due to the increase of 60 basis points in the 90-day NPL ratio in respect of our companies’ loan portfolio, as a result of the natural resumption of business, given that at the end of 2020 our 90-day NPL reached a historically low level due to the payment flexibility initiatives we implemented during the COVID-19 pandemic. This effect was partially offset by a decrease of 50 basis in the individuals 90-day NPL ratio, mainly due to the increase in the loan portfolio of this segment.

•	We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.
As of December 31, 2021, our 15 to 90 days NPL ratio was 1.7%, a decrease of 10 basis points when compared to December 31, 2020. During this period our 15 to 90-day NPL ratio decreased by 60 basis points in respect of our companies loan portfolio, which was mainly due to the improved credit quality of recent vintages, partially offset by an increase of 30 basis points in the 15 to 90-day NPL ratio in respect of our individuals loan portfolio as of December 31, 2021 compared to December 31, 2020 mainly due to the increase in our credit cards and vehicles loans portfolios.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2020 through December 31, 2021:

•
Coverage ratio (90 days):
We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2021, our coverage ratio in BRGAAP was 241% compared to a ratio of 320% as of December 31, 2020. This decrease was mainly due to (i) an increase in our portfolio of loans overdue for over 90 days, and (ii) lower need for provision, indicated by our models, both in Latin America and in our Wholesale business segment in Brazil.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2020 through December 31, 2021:

Other Operating Income (Expenses)
increased by 1.1 % to an expense of R$ 69,764 million for the year ended December 31, 2021 from an expense of R$68,989 million for the same period of 2020.
Disregarding the impact of other expenses not related to costs, consisting mainly of provision from operations other than loans, and the main extraordinary items (such as the impairment of internally developed software, relating to amortizations of this software in 2021 and the impairment recorded by Itaú Corpbanca in 2020), our other operating income (expenses) increased by 5.8% to an expense of R$66,315 million for year ended December 31, 2021 from an expense of R$62,681 million for the same period of 2020.
In addition, this increase in other operating income (expenses) was mainly due to the R$2,198 million, or 35.6%, increase in our tax expenses, partially offset by a R$1,658 million, or 2.6%, decrease in our general and administrative expenses for the year ended December 31, 2021.
Please see “Note 23—General and Administrative Expenses” to our audited consolidated financial statements for further details.
Current and deferred income and social contribution taxes
amounted to an expense of R$13,847 million for the year ended December 31, 2021, from a benefit of R$9,834 million in the year ended December 31, 2020.
This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income”, which amounted to a gain of R$2,838 million for the year ended December 31, 2021 compared to a gain of R$17,701 million for the same period of 2020. Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by R$10,133 million during this period.
Since March 1, 2020, the statutory tax rate was 45%, and as from July 1, 2021 to December 31, 2021, the statutory tax rate temporarily increased to 50%. During the year ended December 31, 2021, there was also an increase in income before tax and social contribution, compared to the same period of 2020.
Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details.
Basis for Presentation of Segment Information
We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.
Segment information is not prepared in accordance with IFRS issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below.
For more information on our segments, see “Item 4. Information on the Company” in this annual report and “Note 30 – Segment Information” to our audited consolidated financial statements.
We present below the summarized results from our operating segments from January 1, 2021 to December 31, 2021:

Summarized Consolidated Statement of Income from January 1, 2021 to December 31, 2021 (1)	Retail Banking (a)	Wholesale Banking (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated (2)
			(In millions of R$)
Operating revenues	75,443	38,228	11,930	125,601	773	126,374
Cost of Credit	(18,278)	(1,956)	—	(20,234)	7,455	(12,779)
Claims	(1,591)	(9)	—	(1,600)	—	(1,600)
Other operating income (expenses)	(40,116)	(17,743)	(1,055)	(58,914)	(10,850)	(69,764)
Income tax and social contribution	(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interest in subsidiaries	(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income	9,535	11,130	6,214	26,879	(119)	26,760

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
Year ended December 31, 2021, compared to December 31, 2020:
Retail Business
This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2021 and 2020:

Summarized Consolidated Statement of Income—Retail Business	For the years ended December 31,		Variation
	2021	2020	R$ million	%
	(In millions of R$)
Operating revenues	75,443	72,680	2,763	3.8
Interest margin	43,042	41,818	1,224	2.9
Non-interest income (1)	32,401	30,861	1,539	5.0
Cost of credit and claims	(19,869)	(22,593)	2,723	—
Other operating income (expenses)	(40,116)	(40,221)	105	(0.3)
Income tax and social contribution	(5,593)	(3,071)	(2,522)	—
Non-controlling interest in subsidiaries	(330)	(175)	(155)	89.0
Net income	9,536	6,621	2,914	44.0

(1)	Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.
Net income
from Retail Business increased by 44.0%, to R$9,535 million for the year ended December 31, 2021 from R$6,621 million for the same period of 2020. These results are explained as follows:
Operating revenues
: increased by R$2,763 million for the year ended December 31, 2021 compared to the same period of 2020, due to an increase of 5.0% in non-interest income, as a result of an increase in commissions and fees due to higher gains from card issuing activities, current account services and loan operations. Revenues from insurance were also higher in the year ended December 31, 2021 as compared with the same period of 2020, driven by an increase in premiums earned due to higher sales of life and personal accidents, mortgage and protected card insurance policies. Moreover, the interest margin increased by 2.9% in the year ended December 31, 2021 as compared with the same period of 2020, driven by the higher volume of credit.
Cost of credit and claims
decreased by R$2,723 million for the year ended December 31, 2021 compared to the same period of 2020, mainly due to macroeconomic impacts of the COVID-19 pandemic in March 2020, which impacted the financial prospects of individuals and companies and we reflected in our expected loss provisioning model, providing for an increase in the loan losses in 2020.
Other operating income (expenses)
decreased by R$105 million for the year ended December 31, 2021 compared to the same period in 2020, mainly due to lower expenses related to employee terminations, transportation and travel, facilities, sales of credit cards and provisions for labor contingencies.
Income tax and social contribution for this segment,
as well as for the Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company—Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution.
(b) Wholesale Business
This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2021 and 2020:

Summarized Consolidated Statement of Income—Wholesale Business	For the years ended December 31,		Variation
	2021	2020	R$ million	%
	(In millions of R$)
Operating revenues	38,227	32,187	6,040	18.8
Interest margin	24,005	19,883	4,122	20.7
Non-interest income (1)	14,223	12,304	1,918	15.6
Cost of credit and claims	(1,965)	(8,976)	7,010	—
Other operating income (expenses)	(17,742)	(16,133)	(1,609)	10.0
Income tax and social contribution	(6,800)	(1,893)	(4,907)	—
Non-controlling interest in subsidiaries	(591)	601	(1,192)	(198.3)
Net income	11,130	5,786	5,343	92.3

(1)	Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.
Net income
from Wholesale Business increased by 92.3%, to R$11,130 million for the year ended December 31, 2021 from R$5,786 million for the same period of 2020. These results are explained as follows:
Operating revenues
: increased by R$6,040 million, or 18.8%, for the year ended December 31, 2021 compared to the same period of 2020, due to:
(i) an increase of 20.7% in the interest margin, driven by the higher volume of credit operations; and
(ii) an increase of 15.6% in non-interest income, especially due to income from advisory and brokerage services, which increased by R$703 million, mainly due to increased activity in the capital markets. As of December 31, 2021, we participated in local operations with debentures, promissory notes and securitization transactions, which totaled R$46,835 million and R$22,605 million in transactions in the equity markets. We were also ranked first in volume of deals by ANBIMA and Dealogic, respectively in those segments. We also provided financial advisory services for 52 M&A transactions in Brazil, totaling R$190,312 million and were ranked first place in number of M&A deals by Dealogic.
Cost of credit and claims
decreased by R$7,010 million for the year ended December 31, 2021 compared to the same period of 2020 driven by downgrades in the risk ratings of certain clients in Latin America.
Income tax and social contribution
for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.
(c)     Activities with the Market + Corporation
This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2021 and 2020:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the years ended December 31,		Variation
	2021	2020	R$ million	%
	(In millions of R$)
Operating revenues	11,930	9,918	2,012	20.3
Interest margin	11,199	8,394	2,705	32.2
Non-interest income (1)	831	1,524	(693)	(45.5)
Cost of credit and claims	(0)	6	(6)	—
Other operating income (expenses)	(1,055)	(650)	(406)	62.4
Income tax and social contribution	(3,997)	(3,099)	(898)	—
Non-controlling interest in subsidiaries	(664)	(46)	(617)	1,332.5
Net income	6,214	6,129	84	1.4

(1)	Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.
Net income
from Activities with the Market + Corporation increased by R$ 84 million, or 1.4%, for the year ended December 31, 2021 from the same period of 2020. We recorded an increase in interest margin, especially in the Trading and Banking books, partially offset by the extraordinary effects of the spin-off of our interest in XP Inc. at the end of May 2021, and an increase in administrative expenses and minority interests.
Income tax and social contribution
for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.
Balance Sheet
We present below our summarized balance sheet as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of December 31,		Variation
	2021	2020	R$ million	%
	(In millions of R$)
Cash	44,512	46,224	(1,712)	(3.7)
Financial assets at amortized cost	1,375,782	1,275,799	99,983	7.8
Compulsory deposits in the Central Bank of Brazil	104,592	90,059	14,533	16.1
Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and Voluntary Investments with the Central Bank of Brazil	393,206	425,432	(32,226)	(7.6)
Loan and lease operations portfolio	822,590	714,104	108,486	15.2
Other financial assets	96,473	93,255	3,218	3.5
(-) Provision for Expected Loss	(41,079)	(47,051)	5,972	(12.7)
Financial assets at fair value through other comprehensive income	105,622	109,942	(4,320)	(3.9)
Financial assets at fair value through profit or loss	434,169	465,581	(31,412)	(6.7)
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	50,688	55,610	(4,922)	(8.9)
Tax assets	58,433	66,095	(7,662)	(11.6)

Total assets	2,069,206	2,019,251	49,955	2.5

December 31,2021 compared to December 31, 2020.
Total assets
increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial assets at amortized cost. This result is further described below:
Financial assets at amortized cost
increased by R$99,983 million, or 7.8%, as of December 31, 2021, compared to December 31, 2020, mainly due to an increase in our loan and lease operations portfolio, partially offset by a decrease in interbank deposits, securities purchased under agreements to resell and securities at amortized cost.
Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and voluntary investments with the Central Bank of Brazil decreased by R$32,226 million, or 7.6%, as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$70,225 million in securities purchased under agreements to resell due to an increase in our loan portfolio, especially in mortgage loans.
Please see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell” to our audited consolidated financial statements for further details.
Loan and lease operations portfolio
increased by R$108,486 million, or 15.2%, as of December 31, 2021, compared to December 31, 2020, mainly due to the following increases:
(i) 30.2% in our individuals loan portfolio. We reached a historic high in mortgage loans, which increased by 55.6% for the individual’s segment. There was also an increase in our credit card portfolio, driven by the higher household consumption, in addition to the commercial strategy that provides a card for each client’s profile, thus providing a full shelf of cards, which increased by 29.6%. Credit origination increased by 35.8% in the individual’s portfolio during the year ended December 30, 2021 compared to the year ended December 31, 2020; and
(ii) 23.0% in our micro/small and medium businesses loan portfolio, mainly due to an increase in demand from our customers for working capital loans.

	As of December 31,		Variation
Loan and Lease Operations, by asset type	2021	2020	R$ million	%
	(In millions of R$)
Individuals	332,536	255,483	77,053	30.2
Credit card	112,809	87,073	25,736	29.6
Personal loan	42,235	35,346	6,889	19.5
Payroll loans	63,416	55,508	7,908	14.2
Vehicles	29,621	23,290	6,331	27.2
Mortgage loans	84,455	54,266	30,189	55.6
Corporate	135,034	134,521	513	0.4
Micro/Small and Medium Businesses	149,970	121,955	28,015	23.0
Foreign Loans Latin America	205,050	202,145	2,905	1.4

Total Loan operations and lease operations portfolio	822,590	714,104	108,486	15.2

Please see “Note 10—Loan and Lease Operations” to our audited consolidated financial statements for further details.
Financial assets at fair value through other comprehensive income decreased by R$4,320 million, or 3.9% as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$4,208 million in abroad government securities, especially in Latin American countries other than Brazil.
Please see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our audited consolidated financial statements for further details.

Investments in associates and joint ventures, fixed assets, goodwill and intangible assets, assets held for sale and other assets decreased by R$4,922 million, or 8.9%, as of December 31, 2021 compared to December 31, 2020, mainly due to the R$9,449 million decrease in investments in associates and joint ventures driven by the effects of the partial spin-off of our interest in XP Inc. into a new company, XPart. XPart was incorporated on May 31, 2021, and as a result we no longer hold any equity interest in XP Inc. or in XPart, partially offset by the effect of R$2,422 million related to the acquisition of payroll management contracts of the Government of the State of Minas Gerais in July 2021.
Cash
decreased by R$1,712 million, or 3.7%, as of December 31, 2021 compared to December 31, 2020, mainly due to a decrease in demand for liquidity, as well as the payment of R$6,267 million in dividends and interest on capital in the period.
We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

	As of December 31,		Variation
Summarized Balance Sheet - Liabilities and Stockholders’ Equity	2021	2020	R$ million	%
	(In millions of R$)
Financial Liabilities	1,621,786	1,579,686	42,100	2.7
At Amortized Cost	1,553,107	1,495,641	57,466	3.8
Deposits	850,372	809,010	41,362	5.1
Securities sold under repurchase agreements	252,848	273,364	(20,516)	(7.5)
Interbank market funds, Institutional market funds and other financial liabilities	449,887	413,267	36,620	8.9
At Fair Value Through Profit or Loss	63,479	79,653	(16,174)	(20.3)
Provision for Expected Loss	5,200	4,392	808	18.4
Provision for insurance and private pensions	214,976	221,000	(6,024)	(2.7)
Provisions	19,592	19,819	(227)	(1.1)
Tax liabilities	6,246	5,710	536	9.4
Other liabilities	42,130	38,511	3,619	9.4
Total liabilities	1,904,730	1,864,726	40,004	2.1
Total stockholders’ equity attributed to the owners of the parent company	152,864	142,993	9,871	6.9
Non-controlling interests	11,612	11,532	80	0.7
Total stockholders’ equity	164,476	154,525	9,951	6.4

Total liabilities and stockholders’ equity	2,069,206	2,019,251	49,955	2.5

Total liabilities and stockholders’ equity
increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:
Deposits
increased by R$41,362 million as of December 31, 2021 compared to December 31, 2020, mainly due to an increase of R$ 23,311 million in demand deposits, R$11,131 million in savings deposits, and R$5,817 million in time deposits.
Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details.
Securities sold under repurchase agreements
decreased by R$20,516 million, or 7.5.%, as of December 31, 2021 compared to December 31, 2020, mainly due to a R$46,334 million decrease in assets received as collateral and R$22,637 million decrease in securities with right to sell or repledge the collateral. This result was partially offset by an increase of R$48,455 million in assets pledged as collateral, especially government securities.
Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited consolidated financial statements for further details.
Interbank market funds, institutional market funds and other financial liabilities increased by R$36,620 million, or 8.9%, as of December 31, 2021 compared to December 31, 2020, mainly due to the following increases: (i) R$26,427 million in real estate bills, mainly due to tax exemptions for individuals, and (ii) R$15,478 million in import and export financings, as this line item is directly affected by exchange rate fluctuations. This increase was partially offset by a decrease of R$19,530 million in financial bills as of December 31, 2021 compared to December 31, 2020.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements for further details.
Financial liabilities at fair value through profit and loss
decreased by R$16,174 million, or 20.3%, as of December 31, 2021, compared to December 31, 2020, mainly due to a R$16,301 million decrease in the balance of derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This decrease is related to a reduction in market volatility in 2021.
Please see “Note 6 – Derivatives” to our audited consolidated financial statements for further details.
Total Stockholders’ equity attributable to the owners of the parent company increased by 6.9% as of December 31, 2021 compared to December 31, 2020, mainly due to a R$7,864 million increase in the net income attributable to owners of the parent company in the period as a result of the net income of R$26,760 million as of December 31, 2021, partially offset by the negative effect of R$9,985 million from the partial spin-off of our interest in XP Inc. into a new company, XPart, in May 2021 and the payment of R$6,267 million in dividends and interest on capital during the year ended December 31, 2021.

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
The minimum Total Capital ratio required is 8.0% as from January 1st, 2019.
The Central Bank rules call for Additional Capital Buffers, or ACP, corresponding to the sum of the components ACP
Conservation
, ACP
Countercyclical
and ACP
Systemic
, which, in conjunction with the requirements mentioned, increase capital requirements over time, as provided for CMN Resolution 4,193 of March 1, 2013 as amended (“CMN Resolution 4,193”). The amount of each component and the minimum regulatory requirements are provided for in CMN Resolution 4,193, as amended.
According to CMN Resolution 4,193, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

•	RWA CPAD – Credit Risk: calculated using standardized approach;
•	RWA MINT – Market Risk: made up of the maximum between the internal model and 80% of the standardized model; and
•	RWA OPAD – Operational Risk: calculated using standardized approach.
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

	As of December 31,
	2021	2020
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET1)	130,716	119,960
Tier I	149,912	137,157
Total capital	169,797	151,244
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,153,841	1,042,207
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	11.3%	11.5%
Tier I ratio (%)	13.0%	13.2%
Total capital ratio (%)	14.7%	14.5%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.00%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.00%	2.25%

(1)
For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero.
Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (
consórcios
), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

As of December 31, 2021, our Total Capital reached R$169,797 million, an increase of R$18,553 million compared to December 31, 2020. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.7%, as of December 31, 2021, a increase of 20 basis points compared to 14.5% as of December 31, 2020, mainly due to the income for the period offset by the increase in loan portfólio.
Additionally, the Fixed Assets Ratio (
Índice de Imobilização
) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. On December 31, 2021, our Fixed Assets Ratio reached 16.9%, which presents a buffer of R$56.280 million.

Our Tier I ratio increased 10 basis points in relation to September 30, 2021 mainly due to net income in the period, partially offset by the increase in loan portfolio.
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
We present below a discussion of our LCR for the three-month period ended on December 31, 2021 and our NSFR as of December 31, 2021.
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

	Three-month periods ended December 31,
Liquidity Coverage Ratio	2021	2020
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA) 1	307,280	343,174
Cash Outflows 2	341,053	309,652
Cash Inflows 3	147,960	133,297
Total Net Cash Outflows	193,093	176,355
LCR%	159.1%	194.6%

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
Our average LCR as of December 31, 2021 was 159.1% and, accordingly, above Central Bank requirements.
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

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

	As of December 31,
Net Stable Funding Ratio	2021	2020
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF)¹	1,016,989	956,033
Total Required Stable Funding (RSF)²	839,830	758,907

NSFR (%)	121.1%	126.0%

(1)	ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
(2)	RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.
As of December 31, 2021, our ASF totaled R$1,017.0 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$839.8 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks.
As of December 31, 2021, our NSFR was 121.1% and, accordingly, above Central Bank requirements.

5B.	Liquidity and Capital Resources
Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (
Comitê Superior de Risco de Mercado e Liquidez
), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day
management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.
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
National Monetary Council (“CMN”) regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as ourselves, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance
with such additional requirements.
We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.
The following table presents our operational liquidity reserve as of December 31, 2021, 2020 and 2019:

	As of December 31,			2021 Average
Operational Liquidity Reserve	2021	2020	2019	Balance (1)
	(In millions of R$)
Cash	44,512	46,224	30,367	42,433
Securities purchased under agreements to resell – Funded position (2)	32,436	44,743	26,797	38,095
Unencumbered government securities (3)	152,099	232,245	115,774	193,130
Operational reserve	229,047	323,212	172,938	273,658

(1)	Average calculated based on audited interim financial statements.
(2)	Net of R$ 9,266 (R$11,119 at 12/31/2020 and R$8,544 at 12/31/2019), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa, Balcão (B3) and the Central Bank.
(3)	Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.
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
Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2021, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.
Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits in our, which represent interbank certificates of deposit (
Certificado de Depósito Interbancário
). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations. For more information on our dividend policy, see “Item 8A. Consolidated Statements and Other Financial Information – Stockholders’ Payment” of this annual report.

Sustainable Tier 2 Subordinated Notes Issuance
On January 15, 2021, we, acting through our Grand Cayman branch, through our global medium programme, issued US$500,000,000 3,875% Tier 2 Subordinated Notes due 2031, the net proceeds of which are expected to be used to finance and/or refinance green and/or social projects pursuant to the Framework.
Issuance of Level 2 Subordinated Financial Notes
In September 2021, we issued Level 2 Subordinated Financial Notes in the amount of R$ 5.5 billion in a private placement with professional investors. These financial notes carry a 10-year maturity period and a repurchase option commencing 2026, subject to prior approval from the Central Bank of Brazil. The notes have been approved as part of our Common Equity Capital Level 2.

Capital Expenditures
In accordance with our practice in the last few years, our capital expenditures in the year ended December 31, 2021 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures as of December 31, 2021, 2020 and 2019:

Capital Expenditures	For the Year Ended December 31,				Variation
	2021	2020	2019	2021-2020		2020-2019
	(In millions of R$, except percentages)
Fixed Assets	1,414	1,716	1,621	(302)	(17.6)%	95	5.9%
Fixed assets under construction	710	457	473	253	55.4%	(16)	(3.4)%
Land and buildings	25	38	52	(13)	(34.2)%	(14)	(26.9)%
Leasehold improvements	106	39	60	67	171.8%	(21)	(35.0)%
Installations, furnitures and data processing equipment	532	1,112	946	(580)	(52.2)%	166	17.5%
Other	41	70	90	(29)	(41.4)%	(20)	(22.2)%
Intangible Assets	7,667	3,591	2,691	4,076	113.5%	900	33.4%
Goodwill	—	287	—	(287)	—	287	—
Association for the promotion and offer of financial products and services	5	—	—	5	—	—	—
Software acquired and Internally developed software	4,249	2,763	1,976	1,486	53.8%	787	39.8%
Other intangibles	3,413	541	715	2,872	530.9%	(174)	(24.3)%
Total	9,081	5,307	4,312	3,774	71.1%	995	23.1%

See “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures.
Capitalization
The table below presents our capitalization as of December 31, 2021. The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2021. As of the date of this annual report, there has been no material change in our capitalization since December 31, 2021.

You should read the table below in conjunction with the information included in “Item 4B. Business Overview – Selected Statistical Information” for further details.

	As of December 31, 2021
Capitalization	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	493,752	88,478
Securities sold under repurchase agreements	243,195	43,579
Structured notes	16	3
Derivatives	30,952	5,546
Interbank market funds	98,106	17,580
Institutional market funds	27,906	5,001
Other financial liabilities	128,576	23,040
Provision for insurance and private pension	3,643	653
Provisions	5,362	961
Tax liabilities	2,450	439
Other Non-financial liabilities	39,213	7,027

Total	1,073,171	192,307

Long-term liabilities
Deposits	356,620	63,905
Securities sold under repurchase agreements	9,653	1,730
Structured notes	98	18
Derivatives	32,252	5,779
Interbank market funds	79,039	14,163
Institutional market funds	110,730	19,842
Other financial liabilities	5,691	1,020
Provision for insurance and private pension	211,333	37,870
Provision for Expected Loss	5,200	932
Provisions	14,230	2,550
Tax liabilities	3,516	630
Other Non-financial liabilities	2,917	523

Total	831,279	148,962

Income tax and social contribution—deferred	280	50
Non-controlling interests	11,612	2,081
Stockholders’ equity attributed to the owners of the parent company (2)	152,864	27,393

Total capitalization (3)	2,069,206	370,793

BIS ratio (4)	14.7%

(1)	Convenience translation at 5.5805 reais per U.S. dollar, the exchange rate in effect on December 31, 2021.
(2)
Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,818,741,579 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2021.

(3)	Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4)	Calculated by dividing total regulatory capital by risk weight assets.

Contractual obligations
In the ordinary course of business, we enter into contractual obligations that may require future cash payments, including products in interbank market debt and institutional market debt lines, time deposits and other cash commitments. For more information regarding these obligations, see Notes “Note 15 – Deposits” and “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited consolidated financial statements.
Off-Balance
Sheet Arrangements
We do not have any
off-balance
sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13—Fixed assets,” “Note 14—Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements.

Sensitivity Analysis (Trading and Banking Portfolios)
We conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.
The sensitivity analysis of the trading portfolio and banking portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis.

Exposures		Trading Portfolio (1) December 31, 2021			Trading and Banking Portfolios (1) December 31, 2021
Risk Factors	Risk of varitions in:	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In millions of R$)
Interest Rate	Fixed Income Interest Rates in reais	(0.3)	(86.5)	(167.4)	(12.8)	(3,447.2)	(6,666.7)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(0.1)	(42.7)	(78.2)	(3.2)	(304.5)	(575.4)
Foreign Exchange Rates	Prices of Foreign Currencies	(3.1)	(13.2)	(38.7)	1.6	(110.4)	(236.2)
Price Index Linked	Interest of Inflation coupon	—	(37.3)	(80.5)	(0.3)	(183.7)	(473.8)
TR	TR Linked Interest Rates	—	—	—	1.1	(243.8)	(535.0)
Equities	Prices of Equities	0.2	56.5	169.7	6.0	(89.0)	(121.3)
Other	Exposures that do not fall under the definitions above	(0.1)	5.4	15.4	—	1.8	0.8
Total		(3.4)	(117.8)	(179.7)	(7.6)	(4,376.8)	(8,607.6)

(1)	Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
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
Please see “Note 32 – Risk and Capital Management, 2. Market Risk” of our audited consolidated financial statements for further details about the position of our interest-bearing assets and liabilities as of December 31, 2021. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions.

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
Among its actions over the past three years, we can highlight the following: (i) assessment of the bank’s exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject.
Throughout 2021, the working group continued to follow market guidelines and acted in the implementation of previously defined action plans, including systems changes to the new rate methodologies for both new transactions and for the current portfolio, which are still pending. We have also adhered, on February 2021, to the IBOR Fallbacks Protocol of the International Swaps and Derivatives Association published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared
derivatives trades with other counterparties as part of IBOR transition. Our Group will keep up with the periodic reports to Senior Management and clients whenever it deems necessary.

Exchange Rate Sensitivity
Most of our banking operations are denominated in or indexed to Brazilian reais
. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais
, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please see “Note 32 – Risk and Capital Management, 2. Market Risk” of our audited consolidated financial statements for further details.
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
The information set forth in the table below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$73.7 billion as of December 31, 2021, under the gap management policy adopted, as mentioned above. We apply either economic hedges or hedge accounting to those net investments abroad.

	For The Year Ended December 31, 2021
Exchange Rate Sensitivity	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)
Assets	1,481,363	532,460	55,383	2,069,206	28.4
Cash	7,383	33,709	3,420	44,512	83.4
At Amortized Cost	986,464	351,422	37,896	1,375,782	28.3
Compulsory deposits in the Central Bank of Brazil	104,592	—	—	104,592	—
Interbank deposits	17,795	52,147	—	69,942	74.6
Securities purchased under agreements to resell	159,974	9,744	—	169,718	5.7
Voluntary investments with the Central Bank of Brazil	5,800	—	—	5,800	—
Securities	114,498	21,871	11,377	147,746	22.5
Loan operations and lease operations portfolio	535,453	260,173	26,964	822,590	34.9
Other financial assets	81,519	14,954	(0)	96,473	15.5
(-) Provision for Expected Loss	(33,167)	(7,467)	(445)	(41,079)	19.3
At Fair Value Through Other Comprehensive Income	42,485	60,974	2,163	105,622	59.8
Securities	42,485	60,974	2,163	105,622	59.8
At Fair Value Through Profit or Loss	348,226	74,057	11,886	434,169	19.8
Securities	338,358	21,628	4,981	364,967	7.3
Derivatives	9,711	52,429	6,905	69,045	85.9
Other financial assets	157	—	—	157	—
Investments in associates and joint ventures	6,119	2	0	6,121	—
Fixed assets, net	5,794	1,169	(0)	6,963	16.8
Goodwill and Intangible assets, net	16,138	4,972	0	21,110	23.6
Tax assets	54,776	3,657	0	58,433	6.3
Other assets	13,978	2,498	18	16,494	15.3
Percentage of total assets	71.6	25.7	2.7	100.0

Liabilities and Stockholders’ Equity	1,488,684	563,654	16,868	2,069,206	28.1
At Amortized Cost	1,037,825	502,199	13,083	1,553,107	33.2
Deposits	593,057	256,654	661	850,372	30.3
Securities sold under repurchase agreements	209,552	43,296	0	252,848	17.1
Interbank market debt	92,568	79,106	5,471	177,145	47.7
Institutional market debt	20,823	112,146	5,667	138,636	85.0
Other financial liabilities	121,825	10,997	1,284	134,106	9.2
At Fair Value Through Profit or Loss	8,002	51,880	3,597	63,479	87.4
Derivatives	7,841	51,766	3,597	63,204	87.6
Structured notes	—	114	—	114	100.0
Other financial liabilities	161	—	—	161	—
Provision for Expected Loss	4,516	657	27	5,200	13.2
Loan Commitments	4,093	318	22	4,433	7.7
Financial Guarantees	423	339	5	767	44.9
Reserves for insurance and private pension	214,971	5	—	214,976	—
Provisions	19,487	105	0	19,592	0.5
Tax liabilities	4,865	1,381	(0)	6,246	22.1
Other liabilities	34,542	7,427	161	42,130	18.0
Non-controlling interests	11,612	—	—	11,612	—
Total stockholders’ equity attributed to the owners of the parent company	152,864	—	—	152,864	—
Percentage of total liabilities and stockholders’ equity	72.0	27.2	0.8	100.0

(1)	Predominantly U.S. dollar.
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
The hypothetical and actual P&L exceeded the VaR estimate on two days over the preceding 250 business days ended December 31, 2021.

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

•
legal and regulatory developments (please see “Item 4B. Business Overview — Supervision and Regulation”, “Item 5A. Operating Results — Factors Affecting Our Results of Operations — Brazilian Context” and “Item 3D. Risk Factors — Legal and Regulatory Risks” for further details);

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
real
, foreign exchange rates and interest rates on our net interest income (please see “Item 5A. Operating Results” and “Item 3D. Risk Factors— Macroeconomic Risks—Domestic Scenario” for further details); and

•
any acquisitions we may make in the future (please see “Item 3D. Risk Factors—Risks Associated with our Business—The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us” for further details).

As part of our strategy, we continue to review growth opportunities, both in Brazil and outside of Brazil.
Additionally, please see “Item 3D. Risk Factors” for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

5E.	Critical Accounting Estimates
Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management
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
The table below presents the structure of our executive committee:

Change in the Board of Directors
On April 27, 2021, Candido Botelho Bracher and Maria Helena dos Santos Fernandes Santana were elected as members of the Board of Directors. On April 26, 2022, César Nivaldo Gon was elected as member of the Board of Directors and Marcos Ambrogio Crespi Bonomi leaves his position on the Board of Directors.
Annual Shareholder’s Meeting
On April 27, 2021 at our annual shareholders’ meeting Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected as members of our Board of Directors, each for a term of one year. We deemed the directors Fábio Colletti Barbosa, Frederico Trajano Inácio, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes Santana and Pedro Luiz Bodin de Moraes to be independent members representing 41.67% of our Board of Directors. With respect to our Fiscal Committee on the same date, Alkimar Ribeiro Moura was reelected as an effective member and João Costa was reelected as his alternate; José Caruso Cruz Henriques was reelected as an effective member and Reinaldo Guerreiro, was reelected as his alternate. Artemio Bertholini was reelected as an effective member and Rene Guimarães Andrich was elected an alternate member.
On April 26, 2022 at our annual shareholders’ meeting Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Candido Botelho Bracher, , Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected and César Nivaldo Gon was elected as members of our Board of Directors, each for a term of one year. We deemed the directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Maria Helena dos Santos Fernandes de Santana e Pedro Luiz Bodin de Moraes to be independent members representing 41.67% of our Board of Directors. With respect to our Fiscal Committee on the same date, Gilberto Frussa was elected as an effective member and João Costa was reelected as his alternate; Eduardo Miyaki was elected as an effective member and Reinaldo Guerreiro, was reelected as his alternate. Artemio Bertholini was reelected as an effective member and Rene Guimarães Andrich was elected an alternate member.

Board of Officers and Members of our Audit Committee
As of December 31, 2021 our Audit Committee consisted of the following members: Gustavo Jorge Laboissière Loyola, Luciana Pires Dias and Otávio Yazbek Alexandre de Barros, Rogério Carvalho Braga and Ricardo Baldin (the financial expert).
On April 26, 2022 at the Meeting of the Board of Directors, the members of our Board of Officers were reelected for a term of office of one year. Gustavo Jorge Laboissière Loyola and Luciana Pires Dias were reelected as members of the Audit Committee for a term of office of one year. Alexandre de Barros, Rogério Carvalho Braga and Ricardo Baldin (the financial expert) were also elected.
The elections and reelections of the members are subjective to approval by Central Bank.

Board of Directors
The following discussion contains summary biographical information relating to each of the members of our board of directors:
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
He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 to 2011).
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
Ricardo Villela Marino
(Non-Executive
Vice President)
has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 to 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
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
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 to 2009).

Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005).
He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.
Ana Lúcia de Mattos Barretto Villela
(Non-Executive
Member)
has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors
(Non-Executive
Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Social Responsibility Committee at Itaú since 2019; a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017;
Co-Founder
of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.
She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit
organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges.
She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020).
She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo
(PUC-SP),
São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).
Candido Botelho Bracher
(Non-Executive
Member)
has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 to 2015).
Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.
Cesar Nivaldo Gon (Independent Member)
has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee (2021 to 2022) at the Itaú Unibanco Group.
He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation.
Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.
In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY).
Mr. Gon has
co-authored
the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist.
He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil.
Fábio Colletti Barbosa (Independent Member)
has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.
He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021.
He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015.

He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.
Frederico Trajano Inácio Rodrigues (Independent Member)
has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020.
He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the
E-Commerce
department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005 and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).
He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S.
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
He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013 and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.
He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo
(FEA-USP),
São Paulo, Brazil.
Maria Helena dos Santos Fernandes de Santana (Independent Member)
has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020.
She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A.
She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).
She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.
She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up
and was responsible for the implementation of the New Market and other corporate governance segments.
Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000).
She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo
(FEA-USP)
São Paulo, Brazil.
Pedro Luiz Bodin de Moraes (Independent Member)
has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro
(PUC-RJ),
Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Board of Officers—Executive Committee
The following discussion contains summary biographical information relating to each of the members of our board of officers (executive committee):
Milton Maluhy Filho (CEO)
, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007.
He holds a Bachelor’s degree in Business Administration.
Alexandre Grossmann Zancani (Officer)
, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021).
He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer – Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander – Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A.
He holds a Bachelor’s degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.
Alexsandro Broedel (Officer and CFO)
, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at
FEA-USP
and Trustee of the IFRS Foundation.
He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.
André Luís Teixeira Rodrigues (Officer)
, has been a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019.
He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems (“Mechatronics”) from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.
André Sapoznik (Officer)
, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2016, having held the position of Vice President (2016 to 2021). He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2004.
He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and MBA from Stanford Graduate School of Business, California, U.S.
Carlos Fernando Rossi Constantini (Officer)
, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client’s investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).
He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.
Flávio Augusto Aguiar de Souza (Officer)
, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division.

He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.
Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018).
He holds a Bachelor’s degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil.
Leila Cristiane Barboza Braga de Melo (Officer)
, has been a Partner of Itaú Unibanco since 2008 and an Officer of the Executive Committee since 2021. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She joined the Itaú Unibanco Group in 1997, working at Unibanco’s Legal Advisory Department, where she carried out legal services at all business and institutional departments. Ms. Melo was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021).
She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York.
She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, and on Fundamentals of Business Law from the New York University, New York, U. S., and attended the Fellows Program from the IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S., from the Harvard Business School, Cambridge, Massachusetts, U.S. and from the INSEAD, Fontainebleau, France.
Matias Granata (Officer)
, a Partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks.
He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom.
Pedro Paulo Giubbina Lorenzini (Officer)
, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank`s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer (2021).
He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023
two-year
period).
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
He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo
(PUC-SP),
São Paulo, Brazil.
Ricardo Ribeiro Mandacaru Guerra (Officer),
a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent—Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).
He joined the Itaú Unibanco Group in 1993 as a System Analyst.
He holds a Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo
(FEA-USP),
São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.
Sergio Guillinet Fajerman
(Officer)
, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN.

He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.
Board of Officers – Officers
The following discussion contains summary biographical information relating to each of the members of our board of officers (officers):
Adriano Cabral Volpini (Officer)
, a Partner of Itaú Unibanco, has been Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.
He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.
Álvaro Felipe Rizzi Rodrigues (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters) . He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.
He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo
(PUC-SP),
São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.
Andre Balestrin Cestare (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer—Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).
Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.
He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.
Daniel Sposito Pastore (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the International, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002).
Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He has been a Member of the legal labor committee (since 2017) and a Member of the union negotiation committee (since 2020) at the Federação Brasileira de Bancos (FEBRABAN).
He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.
Emerson Macedo Bortoloto (Officer)
, has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information

Security and Cybersecurity area. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes.
He has been a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos and Tecban—Tecnologia Bancária.
Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes.
He holds a Bachelor’s degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He is CISA certified by the Information Systems Audit and Control Association (ISACA).
José Geraldo Franco Ortiz Junior (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as
Non-US
Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003).
He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S.
José Virgilio Vita Neto (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions.
He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.
Luciana Nicola Schneider
(Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004).
Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associação Junior Achievement of the São Paulo State.
She holds a Bachelor’s degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo
(PUC-SP),
São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, USA.
Paulo Sergio Miron (Officer)
, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015.
He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP.
With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC)—Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments.
Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues.
He holds a Bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Renato Barbosa do Nascimento (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crimes, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.
He held several positions within PricewaterhouseCoopers Auditores Independentes (PwC) (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico (2014 to 2017). His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2014). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries.
Also at PwC (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Between 2006 and 2008, Mr. Nascimento took part in a two-year
professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year
professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others.
He holds a Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania.
Renato da Silva Carvalho (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017).
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
Renato Lulia Jacob (Officer)
, has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom.
He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.
Tatiana Grecco (Officer)
, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.
In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.

She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.
Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.
She holds a Bachelor’s degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA).
Teresa Cristina Athayde Marcondes Fontes
(Officer)
, a Member of the Partners Program, joined the Itaú Unibanco Group in 2003. She worked until 2017 at the legal advisory to institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies. She was elected Officer in 2019 and has been responsible for the Civil Litigation Office.
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
Audit Committee
The following discussion contains summary biographical information relating to each of the members of our audit committee:
Alexandre de Barros (Independent Member)
has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004).
He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA).
Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).
He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.
Gustavo Jorge Laboissière Loyola (Independent Member)
has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006).
He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.
Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).
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
She has been a Member of the Audit Committee at Vale S.A. since 2020 and a Member of the Board of Directors and Coordinator of the Audit Committee at XP Inc. since 2021.
She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic
Co-operation
and Development – OCDE (2011 to 2015) and at OCDE’s Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).
She holds a Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Ricardo Baldin (Independent Member and Financial Expert)
has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015).
He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Fiscal Council at Metalúrgica Gerdau S.A. since 2020; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.
He served as a Member of the Board of Directors and a Member of the Audit Committee at XP Investimentos S.A. (2020 to 2021); a Member of the Audit Committee at Totvs S.A. (2020); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015) and Audit Committee Coordinator at Redecard S.A. (2013 to 2014).
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
He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo
(PUC-SP),
São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.
Fiscal Council
The following discussion contains summary biographical information relating to each of the members of our fiscal council:
Artemio Bertholini (Member)
has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Fiscal Council at Itaúsa S.A. (2006 to 2008) and at Itaú Unibanco (2009 to 2011).
He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021.
He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities.
Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020).

He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969).
He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo
(PUC-SP),
São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Flórida, U.S.
Gilberto Frussa (Member)
has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department (2017 to 2021); Legal Officer for Products and Business – Retail Business (2015 to 2017) and Legal Officer at Banco Itaú BBA S.A. (2006 to 2015), where he served as a lawyer from 1995 to 2006.
Has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January/2022.
Mr. Frussa was a Partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department (1993 to 1995). He was also a Lawyer (1989 to 1993) at Banco
BBA-Creditanstalt
S.A. and a Law trainee and legal assistant (1986 to 1989) at Pinheiro Neto – Advogados.
Mr. Frussa was also an Effective Director of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) (2000 to 2003 and 2011 to 2013). He was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015). Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar (2017 to 2021). He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (IBGC) since 2021.
He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil.
Eduardo Hiroyuki Miyaki (Member)
has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer (2010 to 2017) and Operational Risk and Internal Control Officer (2017 to 2021). He has previously served as Internal Audit Superintendent (2005 to 2010) in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments (2003 to 2004) and Supervisor of the Anti-Money Laundering and Fraud Prevention Program (1996 to 2003).
He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Sanitation from the Gunma University, Japan; a Master’s degree in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S.

6B. Compensation
Performance Evaluation of the Board of Directors and Board of Officers
Board of Directors
Our Board of Directors, its members and
co-chairmen,
as well as the Board of Directors committees, are evaluated annually for their performance as management members and bodies, in compliance with best corporate governance practices. The reelection of members of the Board of Directors and Board of Directors committees takes into account each director’s positive performance, regular attendance at meetings over the previous term, experience and independence level.
This evaluation consists of each director’s self-evaluation, a cross-evaluation of the members of the Board of Directors (where members of our Board of Directors evaluate each other), the evaluation of the Board of Directors by its members, the evaluation of the co-chairmen
by directors and evaluation of the Board of Directors committees by their members. This process is structured based on specific characteristics and responsibilities of the Board of Directors, its members,
Co-chairmen,
and each of its committees, seeking to achieve a high expertise level. Furthermore, this process is carried out by a third party responsible for distributing specific questionnaires to the Board of Directors and every Board of Directors committee, as well as for interviewing individual members of the Board of Directors and its committees. This person is also responsible for analyzing responses and comparing them to the responses from previous years in order to identify and address any Board of Directors and the Board of Director committee gaps.
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
Officers
The performance appraisal of our officers is defined by the manager based on the priorities of the year discussed together with the appraised

Performance metrics
The officer’s evaluation process is carried out annually and takes into account what was defined as a priority for the year.

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

•
Evaluation Committee:
Collegiate discussion to validate the manager’s evaluation and the proposed career moment in the Rapporteurship. This committee can also discuss development and succession recommendations.

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
Stock-based Profit Sharing to Employees
We have a stock-based profit-sharing program which aims to recognize managers who generate great value for their area of activity and have medium/long term potential to be one of our partners or executives.

Delivery of preferred shares

ITUB4

The number of preferred shares or shared-based instruments granted is determined by the following factors:

- Financial results of the company
- Results of the department
- Individual Performance

The grant represents an additional percentage to the value of the individual Profit Sharing, and it is limited to the amount of one (1,0) bonus that the manager received in the year in which he was elected to the program.

The grant is made in the year immediately after the performance year to which it relates.

The unlocking and vesting of shares is done in year three after the award.

ITUB4

Perfomance year — Grant year — Year 1 — Year 2 — Year 3

ITUB4

To calculate the value of the shares, the average price of our preferred shares on B3 in the 30 days prior to calculation is used. The calculation is made on the seventh business day prior to the delivery date.

Delivery years

Upon the delivery of shares, the amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to management members are paid, adjusted by the profitability rate of the Interbank Deposit Certificate (CDI).

Compensation of Management Members

	Board of Directors (1) (2) (3)	Board of Officers (2)	Fiscal Council	Audit Committee (3) (4)
Monthly Fixed Compensation	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting	Fees in cash approved at the Annual General Stockholders’ Meeting	Fees in cash approved at the Annual General Stockholders’ Meeting
Annual Fixed Compensation	Stock-based compensation approved at the Annual General Stockholder’s Meeting.	N.A.	N.A.	N.A.
Benefit Plan	N.A.	Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance.	N.A.	N.A.
Annual Variable Compensation	Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders’ Meeting.	Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders’ Meeting.	N.A.	N.A.

(1)
In the event that a member of our Board of Directors is also part of our Board of Officers or our subsidiaries, the compensation will be in line with the compensation model of our Board of Officers. Management members who are also part of statutory on non-statutory
committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. A non-management
member of the Compensation Committee is compensated for his/her duties executed in the referred Committee.

(2)	Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
(3)	Member of the Board of Directors and Audit Committee only receive benefits in they have previously been officers of the Company.
(4)	For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Composition of compensation of management members

Member	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2021	25%	20%	53%	2%
	2020	27%	30%	41%	2%
	2019	22%	23%	53%	2%
Board of Officers	2021	8%	0%	91%	1%
	2020	14%	0%	83%	3%
	2019	8%	0%	91%	1%
Fiscal Council	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
Audit Committee	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%

Year ended in December 31, 2021
a Body	Board of	Executive	Fiscal
	Directors	Board	Council
b Number of members	12.50	25.50	6.00
c Number of members who receive compensation	12.50	25.50	6.00
d Amount of the highest individual compensation (in R$)	14,198,000	52,966,000	180,000
e Amount of the lowest individual compensation (in R$)	2,392,000	3,150,000	72,000
f Average amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	4,679,738	16,687,921	124,833

For the annual amount of the lowest individual compensation, members who have not performed their duties for the full 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended in December 31, 2020
a Body	Board of	Executive	Fiscal
	Directors	Board	Council
b Number of members	11.50	19.80	6.00
c Number of members who receive compensation	11.50	19.80	6.00
d Amount of the highest individual compensation (in R$)	10,392,000	34,737,000	220,500
e Amount of the lowest individual compensation (in R$)	2,643,000	2,588,000	88,200
f Average amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	4,483,015	11,681,451	145,950

For the annual amount of the lowest individual compensation, members who have not performed their duties for the full 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended in December 31, 2019
a Body	Board of	Executive	Fiscal
	Directors	Board	Council
b Number of members	11.75	21.00	6.00
c Number of members who receive compensation	11.75	21.00	6.00
d Amount of the highest individual compensation (in R$)	14,560,000	52,060,000	220,500
e Amount of the lowest individual compensation (in R$)	2,643,000	2,953,000	88,200
f Average amount of individual compensation (total compensation divided by the number of compensated members)( in R$)	5,236,316	16,930,128	154,350

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

Criteria for defining monthly and annual fixed compensation of management members:
Fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators, as discussed below:

Fiscal Council	Within the limits established by legislation, members of the Fiscal Council are paid monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Board of Directors	The monthly fixed compensation is consistent with market practices and periodically revised to attract qualified professionals. Additionally, history and résumé, among other factors, are taken into account.

Audit Committee	The members of the Audit Committee are paid monthly fixed compensation amount only and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Board of Officers	The monthly fixed compensation is established in accordance with the position held and is based on the internal equality principle, since all officers holding equivalent position earn the same monthly fixed compensation amount, also enabling their mobility in our different businesses. Fixed compensation amounts are determined taking into account market competition.
Criteria for Defining the Annual Variable Compensation of the Board of Officers
(1)
:
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

Distribution of the Annual Variable Compensation of the Board of Officers
(2)
:
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
The program is aimed at officers and employees approved by the Personnel Committee due to their history of contribution, relevant work and outstanding performance. It has two types of appointments: holding partners and partners. Main differences in the two types of appointments are as follows:

Partners Program

Participants of the Partners Program are entitled to use part of the annual variable compensation to purchase preferred shares (ITUB4).

NET VARIABLE COMPENSATION → ITUB4 → This investment must be retained for:

- 30% 3 years / 70% 5 years — Holding Partners
- 50% 3 years / 50% 5 years — Partners

Matching

Holding partners and partners are eligible to receive shares as a return on the investment made through the Program (Matching).

Grant year — Year 1 — Year 2 — Year 3 — Year 4 — Year 5

Year 3: DELIVERY YEAR (ITUB4)

Year 5: DELIVERY YEAR (ITUB4); ITUB4 AVAILABLE FOR SALE 100%

Delivery

Of the total granted: 30% vests in the 3rd year and 70% vests in the 5th year after the award **(for Holding Partners)**

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

Shares received will remain unavailable for sale for a five-year term as from each investment in shares.

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

Starting in 2021, seeking to make the program more comprehensive and competitive, we increased the number of vacancies.
In addition, looking for greater liquidity for participants, the partners shares are unavailable for sale for a maximum period of 5 years, instead of 8 years as in previous years.
Stock Grant Plan and Stock Ownership Requirements
In order to consolidate the rules of our long-term stock-based incentive programs, described under items above, under the terms of CVM Ruling No. 567/15, we approved the Stock Grant Plan at the 2022 Extraordinary General Stockholders’ Meeting.
In addition, in 2019 the Compensation Committee determined that members of the Executive Committee must comply with a stock ownership requirement of a minimum equivalent (i) to 10 times the annual salary for the CEO and (ii) to 5 times of the annual salary for other Executive Committee members, which must be complied within a five-year period of after their position’s start date. As of December 31, 2021, the CEO and most Executive Committee members met the minimum tenure requirement.

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
Since 2012, no option has been granted within the scope of our Stock Option Plan. For further information on changes in the plan, see “Financial Performance”, and “Note 22 – “Banking Service Fees” to our audited consolidated financial statements.
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
46 meetings
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
5 meetings
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
1 meeting
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

100% of the members are non-executives
3 meetings
Two of these committees are statutory bodies:
Audit Committee
We have an Audit Committee, which complies with the rules issued by the CMN for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate.
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
Ombudsman
Our Ombudsman office (also know as “Ouvidoria”) focuses on three main pillars:

•
Customer Service: last resource, with significant degree of independence, to investigate and attempt to resolve clients complaints within the organization. Clients who are not satisfied with the answers received on previous contacts (within the last 30 days) are eligible.

•
Continuous improvement: aims to identify systemic issues, through complaints root cause analysis, and address them (with the help of all other organization teams involved) for continuous improvement of products, services, customer satisfaction on a timely manner as well as guarantee ethics and transparency guidelines.

•
Compliance with regulatory obligations: comply with regulatory obligations: responsible for the governance of all processes related to client complaints through regulators (Central Bank, SUSEP, CVM, etc) and consumer protection bureaus helping provide and ensure adequate solutions for all clients. Processes are subject to regulatory supervision by the agencies.

The Ombudsman’s office is also responsible to monitor and report main complaints to executives and upper management in strategic committees.
As part of our strategy to improve consumer relations/rights and reduce complaints, we have established and maintain an open dialogue and close agenda with consumer protection bureaus, regulators and civil entities. This agenda is a strong instrument to help improve customer satisfaction.
Every semester, the Ombudsman prepares reports with information about the volume and most critical complaints received, including case studies and action plans to reduce complaints and improve customer experience. This report is submitted to upper management and audit committee.
The Ombudsman also contributes with the analysis and approval process of new services and products, which is managed by our compliance governance, to help reinforce attention and assure customer focus and needs along the process.
6D.    Employees
We had 99,598 employees as of December 31, 2021 compared to 96,540 employees as of December 31, 2020.

The following tables show the total number of employees as of December 31, 2021, 2020 and 2019, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31,			Variation
	2021	2020	2019	2021-2020		2020-2019
In Brazil	87,341	83,919	81,691	3,422	4.1%	2,228	2.7%
Abroad	12,257	12,621	13,190	(364)	(2.9)%	(569)	(4.3)%
Argentina	1,554	1,584	1,613	(30)	(1.9)%	(29)	(1.8)%
Chile	5,214	5,340	5,755	(126)	(2.4)%	(415)	(7.2)%
Colombia	2,691	3,098	3,326	(407)	(13.1)%	(228)	(6.9)%
Uruguay	1,079	1,065	1,101	14	1.3%	(36)	(3.3)%
Paraguay	1,007	975	869	32	3.3%	106	12.2%
Europe	226	209	212	17	8.1%	(3)	(1.4)%
Other	486	350	314	136	38.9%	36	11.5%
Total	99,598	96,540	94,881	3,058	3.2%	1,659	1.7%

Employees (by operating unit)	As of December 31,			Variation
	2021	2020 *	2019 *	2021-2020		2020-2019
Wholesale	20,523	19,697	20,160	826	4.2%	(463)	(2.3)%
Retail	56,487	57,077	58,374	(590)	(1.0)%	(1,297)	(2.2)%
Technology (1)	13,990	10,947	7,191	3,043	27.8%	3,756	52.2%
Support Areas (2)	8,598	8,819	9,156	(221)	(2.5)%	(337)	(3.7)%
Total	99,598	96,540	94,881	3,058	3.2%	1,659	1.7%

(1)	Includes 3.131 ZUP employees in 2021
(2)	Includes: Human Resources, Legal, Audit, Corporation, Finance, Operations, Risks and Marketing.
(*)	2019 and 2020 according to organizational restructuring
Labor Relations
We have a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (work-hour tracking) schemes, among others.
From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 870 active employees with roles in the various boards of directories of the representative labor unions. As set forth in the collective labor agreement for bank employees, 445 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles.
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
We are a party to an annual round table consisting of labor unions representing bank, insurance and finance employees’ professional associations, and employer associations for the collective drafting of agreements that define employee rights and benefits. In the last years, the banking sector has not faced strikes or significant interruptions in its operations.
Notwithstanding the foregoing, we believe that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities.

6E.    Share Ownership
As of December 31, 2021, our Board of Directors and our Board of Officers directly owned an aggregate amount of 0.6084% common shares and 0.6949% preferred shares. Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2021.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
7A.    Major Stockholders
Main Stockholders
We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family.
Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2021.
According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.
The table below presents information on the persons that, to our knowledge, beneficially own over 5% of our common or preferred shares as of December 31, 2021:

	Common Shares		Preferred Shares		Total
Stockholders	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	2,564,084,404	51.71%	—	0.00%	2,564,084,404	26.15%
Itaúsa S.A.	1,943,906,577	39.21%	169,323	0.00%	1,944,075,900	19.83%
BlackRock, Inc (1)	—	0.00%	349,925,097	7.22%	349,925,097	3.57%
Dodge & Cox (1)	—	0.00%	242,768,249	5.01%	242,768,249	2.48%
Others	450,299,378	9.08%	4,228,737,595	87.27%	4,679,036,973	47.73%
Subtotal	4,958,290,359	100.00%	4,821,600,264	99.50%	9,779,890,623	99.75%
Treasury stock	—	0.00%	24,244,725	0.50%	24,244,725	0.25%
Total	4,958,290,359	100.00%	4,845,844,989	100.00%	9,804,135,348	100.00%

(1)	Share ownership information provided by stockholder.
Date: 2021, 12.31
On February 24, 2022, we informed our shareholders and the market about a change in the share capital of Cia. E. Johnston, which holds an interest in IUPAR and, therefore, indirectly controls us. The Cia. E. Johnston’s share capital as of the date of this annual report was divided among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, but will be distributed as follows: (i) Fernando Roberto Moreira Salles will be the holder of 50% of Cia. E. Johnston’s share capital; and (ii) Pedro Moreira Salles and his son, João Moreira Salles will hold, respectively, 44% and 6%, of Cia. E. Johnston’s share capital.
Walther Moreira Salles and his brother João Moreira Salles will cease to be shareholders of Cia. E. Johnston, transferring their respective interests to the remaining shareholders, Fernando Roberto Moreira Salles and Pedro Moreira Salles, and to the new shareholder, João Moreira Salles, pursuant to a share sale and purchase agreement. The transaction remains subject to approval
by
Central Bank
. This operation will result in João Moreira Salles son of Pedro Moreira Salles) becoming a new shareholder in our indirect controlling block. There will be no change in the interest held by Cia. E. Johnston in the share capital of IUPAR. For further information, please access our website (https://www.itau.com.br/relacoes-com-investidores/Download.aspx?Arquivo=mWg3n7e1WseovfhnZW6IHA==&IdCanal=ozqtoVvGbmtTpREFRuXgGw==&linguagem=en), which is not incorporated by reference into this annual report.

ADSs Held in Host Country
As of December 31, 2021 1,204,770,068 ADSs (25.0% of the total outstanding shares of our preferred shares) were outstanding and held of record by 63 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

IUPAR stockholders’ agreement
Itaúsa and Cia. E. Johnston have a stockholders’ agreement that governs their relationship as controlling stockholders of IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. For further information, please, access our website (see: “ > MENU > Itaú Unibanco > Corporate Governance > Regulations and Policies > Others > Shareholders Agreement – IUPAR ”), which is not incorporated by reference into this annual report.
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

8A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” below, which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.
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
Please see “Note 2.3 – Critical Accounting Estimates and Judgments, j) Provisions, Contingencies and Other Legal Obligations” to our audited consolidated financial statements for further information and details about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes. The following table sets forth our provisions for such contingencies as of December 31, 2021, 2020 and 2019.

	For The Year Ended December 31,
Provision	2021	2020	2019
	(In millions of R$)
Civil	3,317	3,511	3,633
Labor	8,219	8,015	8,579
Tax proceedings and legal obligations	6,498	6,810	8,266
Other	1,558	1,483	976
Total	19,592	19,819	21,454

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

Labor Litigation
In 2021, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which individually significantly impacted our results. The pool of labor claims for our subsidiaries in such period is composed of labor claims filed by employees, former employees and outsourced service providers.
Labor unions and former employees have filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2021, there were 53,329 labor claims filed against us.
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
Labor class actions filed against us mainly relate to the continuation of health care plans, safety rules and strikes. We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for disabled personnel. In the year ended December 31, 2021, we paid approximately R$ 2,532 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance to the agreements signed and to the rulings imposed by labor courts.
Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.
Please see “Note 2.3 – Critical Accounting Estimates and Judgments, j) Provisions, Contingencies and Other Commitments” to our audited consolidated financial statements for further information about labor claims.
Tax Litigation
We have certain tax disputes that arise in our ordinary business activities, mainly relating to the constitutionality or legality of certain taxes imposed on us.
We classify tax due as legal liability when the legality and / or unconstitutionality of the legislation in force is being challenged. Legal liability taxes are accrued regardless of the likelihood of loss.
Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the chance of prevailing is probable. We highlight:
On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that we failed to pay approximately R$11,844.7 million of corporate income tax (IRPJ), plus accrued penalties and interest, and approximately R$6,867.0 million of CSLL, plus accrued penalties and interest, in 2008 fiscal year, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. The Brazilian tax authorities allege that corporate transactions of a different kind should have been used. However, the transaction suggested by the Brazilian tax authorities is not supported in the rules applicable to financial institutions. We defend that the transactions conducted were appropriate and legitimate, having been approved by the involved companies’ management bodies and their respective stockholders, and subsequently sanctioned as well by the relevant regulatory authorities, including the CVM, the Central Bank and CADE. We and our external counsel assess the risk of loss in this tax proceeding as remote. On April, 10, 2017, the Administrative Board of Tax Appeals (CARF), by the Ordinary Instance, issued a favorable decision to us, canceling the tax assessment notice. The Brazilian federal government appealed to the Superior Chamber of CARF. We understand that the CARF decision is final, and there is no possibility of a review. As such, we presented a writ of security to have the final judgment of the administrative proceeding judicially recognized. Our injunction and sentence were favorable. The Special Court of TRF1 upheld the effect of the judgment. Currently, the writ of security awaits judgment of the Brazilian federal government’s appeal.

Additionally, relating to the same transaction on November 14, 2013, we received a notice of tax assessment issued on behalf of Itaú Unibanco, charging R$1,439.9 million of corporate income tax (IRPJ) and R$502.6 million of CSLL, plus accrued penalties and interest. We also assess the chance of prevailing in this litigation as remote. We filed a voluntary appeal that was dismissed by CARF and by the Superior Administrative Court of Federal Tax Appeals (CSRF). Currently, the company is discussing the case in court. On September, 2020, a favorable ruling was issued to us.
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
Common shares
–
Entitle the holder to one vote at our general stockholders’ meetings (one share has one voting right) – the voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares.
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
Corporate Governance Practices of B3
In 2000, B3 introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and
Novo Mercado
” with the purpose of stimulating the market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called “
Bovespa Mais
” and “
Bovespa Mais Nível 2
”, specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders’ rights and increase the quality of the information made available to shareholders. Newly amended rules for Levels 1 and 2 of Differentiated Corporate Governance Practices came into effect in May 2011 and newly amended rules for “
Novo Mercado
” came into effect in May 2018.
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
To join B3’s “
Novo Mercado
” segment, an issuer must meet all requirements described in “Levels 1 and 2,” including the issuance of common shares only (with voting rights) and granting tag-along
rights to all shareholders in case the company’s control is transferred, offering the same price paid per share for the controlling block of shares.
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
and we are registered with the São Paulo Commercial Registry (
Junta Comercial do Estado de São Paulo
) under NIRE 35300010230.
Our corporate purpose, as set forth in Article 2 of our Bylaws, is to perform banking activity in all its authorized forms, including foreign exchange transactions. Our agent for service of process in the United States is the general manager of our Miami branch, which is located at 200 South Biscayne Boulevard, Floor 22, Miami, FL – 33131.
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
Brazilian legislation does not provide for liability in capital calls. Therefore the ownership interest of our stockholders may be diluted if they decide not to exercise their preemptive rights to subscribe shares in cases of capital increase.

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
Dividend rights
For a description of dividend rights, see “Item 8. Financial Information—Stockholders’ Payment”.
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
Directors’ and Executive Officers’ Role and Conflict of Interests
Brazilian Corporate Law imposes on the members of the Board of Directors and Officers the duty of diligence during the performance of their functions, as well as the duty of loyalty to the company, besides prohibiting members of the Board of Directors and the Officers from: (i) receiving any type of direct or indirect personal advantage from third parties, by virtue of the position occupied, without authorization in the Bylaws or from a shareholders’ meeting; (ii) taking part in any corporate transaction in which he or she has an interest that conflicts with our interest or in the decisions made by other directors on the matter; (iii) use any commercial opportunity which may come to his or her knowledge, by virtue of his or her position, for his or her own benefit or that of a third party, whether or not harmful to the company; (iv) fail to exercise or protect the company’s rights or to take advantage of a commercial opportunity of interest to the company, in seeking to obtain advantages for himself or herself or for a third party; and (v) acquire for resale with profit property or rights which he or she knows the company needs or which the company intends to acquire.
As a financial institution, we are subject to certain limitations set forth by Law 4,595/64, as amended by Law 13,506/17, as well as related regulations.
Finally, our policy for transactions with related parties also sets forth procedures to be followed by managers involved in such transactions, and when other potential conflicts of interest may arise.

Maximum age limit for election as Board member
Our Bylaws provides that no individual who is seventy (70) years or older on the date of its election may be elected as a member of the Board of Directors.
General Stockholders’ Meetings
General stockholders´ meetings can be held at the first call with the attendance of stockholders representing at least one fourth (1/4)
of the voting capital (common shares), in accordance with the Brazilian
Corporate Law.
Extraordinary general stockholders´ meetings can be held at the first call with the attendance of stockholders representing at least two-thirds
(2/3) of the voting capital (common shares), in accordance with Brazilian Corporate Law.
In case of insufficient quorum at the first call, a new call by convening notice will be disclosed on a timely basis, and the meeting will be held at least eight (8) days after a new convening notice is published. This meeting will be held at second call with any number of stockholders holding common shares.
Stockholders attending general meetings must prove that they are holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy, pursuant to article 126 of Brazilian Corporate Law 6,404/76, provided that the proxy sends his/her identity document and documents listed below proving the validity of his/her power of attorney. We also request that documents produced abroad should be consularized or apostilled and accompanied by the respective sworn translation. The representative of the legal entity shareholder does not need to be a shareholder, manager or lawyer.
The CVM establishes rules for remote participation and voting in general meetings of publicly held companies. Accordingly, we have put in place the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting.
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

•
Policy for Trading our Securities
:
the purpose of this policy is to establish guidelines and procedures to be followed by us and bound persons, to ensure transparency in the trading of our securities by all interested parties, without privileging some to the detriment of others.

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

The following timeline illustrates the main Corporate Governance practices adopted over recent years:

Itaú

1944
Shares traded on B3

1995
Stock Option Plan

1996
Start of APIMEC meetings and road shows

1999
Inclusion in the Dow Jones Sustainability Inde

2000
Corporate Code of Ethics
Independent Fiscal Council

2001
Level I of Corporate Governance on B3
Election of independent members

2002
Disclosure and Trading Committees
Level II ADRs Program
Tag along

2004
Audit Committee
Set-up of the Dividend Reinvestment Program

2005
Nomination and Compensation Committee
Inclusion in the Corporate Sustainability Index (ISE)

2006
Certification of the section 404 of the Sarbanes-Oxley Act
Internal Charter of the Board of Directors

2007
Voluntary adherence to the ABRASCA's Manual for Material Information Control and Disclosure

2008
Corporate Governance Policy

UNIBANCO

1968
Shares traded on B3

1997
Level III ADR Program

1999
APIMEC meetings
Inclusion in the Dow Jones Sustainability Index

2001
Stock Option Plan
Level I of Corporate Governance of B3

2002
Disclosure Committee and Policy

2003
Election of Independent Board Members

2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index

2007
Certification under Section 404 of Sarbanes-Oxley Act

2008 Merger

Itaú Unibanco

2009
Strategy Committee
Capital and Risk Management Committee
Nomination and Corporate Governance Committee
Personnel Committee

2010
Partners' and Associates Program

2011
Voluntary adherence to the ABRASCA's Code
Self-regulation and Good Practices of Publicly-Held Companies
Compensation Committee

2012
Digital Meeting

2013
Related-Party Committee

2015
Inclusion in the Sustainability Vigeo Index – EIRIS Emerging 70
New management structure of Itaú Unibanco Holding

2017
Policy for Nomination of Executives: at least 30% of independent members in the Board of Directors
Inclusion in the Bloomberg's Gender Equality Index

2018
21 years on the NYSE
10 years of merger between Itaú and Unibanco
XP Investimentos
General Data Protection Law (LGPD) as a priority

2019
Creation of Social Responsibility Committee

2020
Disclosure of the Management Members' Compensation Policy

2021
Partner Program Membership Expansion

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

It is composed of 12 members, all
non-executive,
and of whom 5 are deemed independent (41.67%). The turnover of the Board members is carried out in accordance with our bylaws, which provide for the ineligibility of persons who have reached the age of 70. Members are elected annually by our stockholders.

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

Disclosure and Trading Committee

This Committee is responsible for:

Managing the Policy for the Disclosure of Material information and the Policy for Trading our Securities.

Carrying out internal actions intendent to improve the information flow.

Promoting the ethical conduct of our management members and employees.

Ensuring transparency, quality, equality and security of the information provided to our stockholders, investors and other capital market players.

It is composed of:

members of our Board of Directors.

members of our Board of Officers or of any other Itaú Unibanco Group company.

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
Law No. 14,286, which was passed in December 2021 and will come into force in December 2022, repeals Articles 3 to 8 of Law No. 4,131/1962 which provide for registration of investments in Central Bank as
RDE-IED
or
RDE-Portfolio.
It will be up to the Central Bank to define whether there will be new rules applicable to these investments. Please see “Item 4B. Business Overview—Supervision and Regulation—New Foreign Exchange Law” for further details.
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
Income Tax for
Non-Resident
Holders
Law No. 13,259 enacted on March 16, 2016, increased the flat 15% rate of the income tax levied on capital gains derived by individuals, certain corporations and foreign investors (individuals and corporations) as a result of the disposal of assets and rights in general exceeding R$5 million, by adopting a system of progressive rates that may reach a 22.5% tax rate (for positive results exceeding R$30 million). Since capital gains arising from transactions executed through a securities exchange located in Brazil are subject to specific tax rules, which are not included under the scope of Law No. 13,259, it is possible to sustain the position that the provisions of this rule should not apply to such transactions, which would lead to the application of a 15% fixed rate. This rule applies since January 1, 2017. If the stockholder is a resident of or domiciled in a tax haven jurisdiction, the capital gains are subject to the withholding income tax at a 25% rate, while gains arising from transactions executed through a securities exchange in Brazil would generally be subject to a 15% withholding income tax. Capital gains ascertained in the sale of variable-income securities in the stock exchange by a foreign investor that is not resident or domiciled in a tax haven jurisdiction should be exempt from taxation.
Taxation of Dividends
Payment of dividends derived from profits generated after January 1, 1996, including dividends paid in kind, are currently not subject to withholding tax in Brazil. However, the Brazilian Congress is discussing different legislative proposals with the purpose of carrying a broad tax reform which may include the imposition of withholding tax over dividends distributions. There is no clarity as to when or whether such reform may ultimately be enacted.

Taxation of Interest on Net Equity
Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to also make payments of interest on net equity in addition to dividend distributions. Currently, payments of interest on net equity are subject to withholding tax at a rate of 15%, or 25% in the case of a
Non-Resident
Holder that is resident or domiciled in a tax haven jurisdiction. However, tax reform currently under discussion by the Brazilian Congress may abolish or otherwise affect this type of payment.
Taxation of Gains
Sales or Other Dispositions of ADSs
Gains realized outside Brazil by a
Non-Resident
Holder from the sale or other disposal of ADSs to another
Non-Resident
Holder should not be subject to Brazilian taxation. However, according to Law No. 10,833, dated December 29, 2003, as amended, the disposition of assets located in Brazil by a
Non-Resident
Holder may be exempt from income tax over capital gains, if carried in a Brazilian stock exchange, or subject to Brazilian withholding tax at a 15% flat rate or a progressive rate varying from 15% to 22.5% depending on the kind of investment made into Brazil and the location where the
Non-Resident
Holder is resident or domiciled (also, a 25% rate may apply if the foreign beneficiary is resident or domiciled in a jurisdiction deemed to be a tax haven for Brazilian tax purposes).
Although the referred Law does not clarify what is considered an asset located in Brazil, ADSs generally should not be considered assets located in Brazil for purposes of such Law, because they represent securities issued and negotiated in an offshore exchange market. It is important to note that even if ADSs were considered assets located in Brazil,
Non-Resident
Holders not resident or domiciled in tax haven jurisdictions may still apply for exemption from capital gains tax according to Article 81 of Law No. 8,981, dated January 20, 1995, as amended.
Conversion of Our Preferred Shares into ADSs
The deposit by a
Non-Resident
Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, particularly if such
Non-Resident
Holder is resident or domiciled in a tax haven jurisdiction or if the investment in such preferred shares has not been registered under the Central Bank according to CMN Resolution No. 4,373, dated September 29, 2014, effective as of March 30, 2015 (former CMN Resolution No. 2,689, dated January 26, 2000, and CMN Resolution No. 1,927, dated May 18, 1992), as amended. In these cases, the positive difference between the average price of such preferred shares and acquisition cost of such preferred shares (or the amount otherwise previously registered under the Central Bank according to the mentioned CMN Resolution No. 4,373/14) may be considered taxable capital gains, and therefore subject to income tax. Please refer to “Investments of Foreign Investors”, for further details.
Non-Resident
Holders that are resident or domiciled in tax haven jurisdictions may be subject to capital gains tax at a 25% rate on the sale or transfer of shares outside of the financial and capital markets upon such a conversion or 15% if the sale or transfer of shares is carried at a stock exchange in Brazil in accordance with CMN Resolution No. 4,373/14.
Sales or Other Dispositions of Our Preferred Shares
Non-Resident
Holders not resident or domiciled in tax haven jurisdictions that register their portfolio according to CMN Resolution No. 4,373/14 may benefit from a special capital gains tax exemption available for the sale of securities in the Brazilian stock exchange. On the other hand, sales of shares in the stock exchange that are not registered according to CMN Resolution No. 4,373/14 or made outside of Brazilian stock exchanges are generally subject to capital gain tax.
Such special treatment is not applicable to
Non-Resident
Holders resident or domiciled in tax haven jurisdictions, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in the financial markets, notably stock exchanges. In these cases, the tax rate is generally 15%. If such
Non-Resident
Holders sell shares outside of the financial and capital markets, the income taxation rate will instead be of 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) should not be subject to Brazilian taxation. Gains from the sale or assignment of preemptive rights will be subject to the Brazilian income tax according to the same rules applicable to disposition of shares or ADSs.

Tax on Financial Transactions IOF/Exchange (IOF/FX) and IOF/Securities
According to the Decree No. 6,306/2007, and further amendments, Financial Transactions Tax may be levied on some foreign exchange transactions.
The acquisition of ADSs and preferred shares in accordance with CMN Resolution No. 4,373/14 is currently not subject to IOF/Exchange. However, we stress that that IOF/Exchange may change via Presidential Decree, with immediate effects.
Since December 24, 2013, pursuant to Decree No. 8,165, the IOF/Securities tax levied on the assignment of shares traded in the Brazilian stock exchange market in order to permit the issuance of depositary receipts to be negotiated overseas has been reduced to 0% rate.
Other Brazilian Taxes
There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of our preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs outside Brazil by a
Non-Resident
Holder, except for gift, inheritance and legacy taxes that are levied by some states of Brazil if bestowed in such states of Brazil or abroad when the receiver is resident or domiciled in these states of Brazil. The Brazilian Supreme Court has recently ruled the imposition of gift, inheritance and legacy taxes unconstitutional, as there is no complementary law on the subject, when the original owner (e.g., donator) is not resident in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable to
Non-Resident
Holders of our preferred shares or ADSs.
U.S. Federal Income Tax Considerations
The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended, “(the Code”). This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt
entities, certain former citizens or residents of the United States, U.S. Holders that hold our preferred shares or ADSs as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, U.S. Holders that mark their securities to market for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares or U.S. Holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any U.S. state, local or
non-U.S.
tax considerations or any U.S. estate, gift or alternative minimum tax considerations.
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
NON-U.S.
TAX LAWS.
Except where specifically described below, this discussion assumes that we are not and will not be a passive foreign investment company, (“PFIC”), for U.S. federal income tax purposes. Please see the discussion under “Passive Foreign Investment Company Considerations” below.
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
Foreign Tax Credit Considerations
Distributions on our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “Brazilian Tax Considerations – Taxation of Interest on Net Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, generally will be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gains resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited. A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all
non-U.S.
income taxes paid or accrued by such U.S. Holder in such taxable year. Foreign currency exchange gain or loss generally will constitute income from sources within the United States. The rules relating to foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
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
If we are treated as a PFIC and, at any time, we invest in
non-U.S.
corporations that are classified as PFICs, or Subsidiary PFICs, U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in any such Subsidiary PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from or dispose of all or part of our interest in, any such Subsidiary PFIC or (ii) such U.S. Holder disposes of all or part of our preferred shares or ADSs.
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
In addition, the SEC maintains an Internet website at
www.sec.gov
, from which you can electronically access those materials, including this annual report and the accompanying exhibits. The information contained on this website does not form part of this annual report on Form
20-F.
We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro
20050-901,
Brazil. The CVM maintains an Internet website at
www.cvm.gov.br
. The information contained on this website does not form part of this annual report on Form
20-F.
Copies of our Form
20-F
will be available for inspection upon request to the Investor Relations department at our office at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar – São Paulo – SP –
04309-010
– Brazil.
Investors may receive a hard copy of this annual report, including our audited consolidated financial statements for the last fiscal year, free of charge, by requesting a copy from our Investor Relations department, by
e-mail,
at
ri@itau-unibanco.com.br
, indicating their contact information and their complete mailing address.

10I.	Subsidiary Information
Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Credit Risk
Overview
We define credit risk as the risk of loss associated with: (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts;(ii) value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; (iii) reduction of profits or income; and (iv) benefits granted upon subsequent renegotiation; or debt recovery costs.
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

Please see [Note 32 – Risk and Capital Management, 1.1 Collateral and policies for mitigating credit risk], to our audited consolidated financial statements for further details about our risk mitigating instruments.

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
Governance
We have a governance process in place, structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the operational risk, by means of established methodologies and procedures, trainings, risk assessments and monitoring of the control environment in an independent way.
Within the governance of the risk management process, reporting on risk monitoring, controls effectiveness, remediation action plans and operational losses are regularly presented to the business areas executives in specific forums.
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

•
Workplace Contingency Plan: Employees responsible for performing critical business functions have alternatives to perform their activities in the event of unavailability of the buildings in which they usually work. Remote work is also available activities are performed from remote work (home office).

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
Our Corporate Business Continuity Policy is available on our website and is not incorporated by reference into this annual report.
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

Consolidaded VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2021	Average	Minimum	Maximum	December 31, 2020

	(In millions of R$)
Group of Risk Factor
Interest rate	937	425	1,411	1,257	614	292	1,961	431
Currencies	18	10	37	13	20	9	71	24
Equities	42	17	98	24	23	9	49	30
Commodities	4	1	8	4	2	1	4	1
Diversification effect (2)				(602)				(263)

Total	441	198	707	696	282	166	763	223

(1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
(2)	Reduction of risk due to the combination of all risk factors.
As of December 31, 2021, our average global VaR (Historical Simulation) was R$441 million, or 0.3% of our consolidated stockholders’ equity as of December 31, 2021, compared to our average global VaR (Historical Simulation) of R$282 million as of December 31, 2020 or 0.2% of our consolidated stockholders’ equity as of December 31, 2020.
VaR – Trading Book
The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$48.7 million as of December 31, 2021, compared to R$42.0 million as of December 31, 2020 and to R$44.0 million as of December 31, 2019.

Trading Book VaR (1)	Average	Minimum	Maximum	December 31, 2021	Average	Minimum	Maximum	December 31, 2020

	(In millions of R$)
Group of Risk Factor
Interest rate	39.4	11.9	80.8	40.6	38.0	12.3	146.6	20.7
Currencies	12.1	5.1	50.2	6.2	14.5	6.0	61.4	14.5
Equities	24.4	10.1	57.6	10.3	19.7	5.8	61.4	15.4
Commodities	4.2	1.1	7.6	3.1	1.8	0.7	5.8	1.1
Diversification effect (2)				(26.7)				(8.2)

Total	48.7	21.4	106.8	33.5	42.0	20.9	138.2	43.5

(1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
(2)	Reduction of risk due to the combination of all risk factors.

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
Regulatory or Compliance Risk
We consider regulatory or compliance risk as the risk associated with any nature, financial losses or damage to reputation, arising from non-compliance
with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to our activities.
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

Step-in
Risk
Step-in
Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.
We have a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of step-in
Risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of step-in
Risk, (iv) the assessment of impact on capital and liquidity and (v) reports.
The scope of
Step-in
Risk governance is: Related Party audiences, mainly composed of controllers, controlled and related entities (as defined in Central Bank Resolution No. 4,693/18), investments in non-consolidated
entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by us and third parties to whom we distribute products.
Cybersecurity Management and Processes
We consider cybersecurity and information security at the highest strategic level. Our Information Security department contributes to the security pillar by handling information and data. The purpose of this department is to safeguard our and our clients’ data and to preserve the integrity, availability, and confidentiality of information, thus mitigating financial losses and reputational risk. Our cyber security information strategy is designed to prevent and detect security incidents, minimize unavailability, protect integrity and prevent data leakage. It is based on strict control processes aimed at preventing, detecting, and immediately responding to attacks and attempts to hack our infrastructure, thus ensuring the security risk is managed and a safe foundation is built for an increasingly digital future.
The information security strategy has been developed considering the global scenario, regulations and best practices and standards, in order to focus on establishing data protection for our customers. We also maintain an effective security governance through executive committees and a set of information security policies.
Our infrastructure defenses are structured to protect our organization against external and internal attacks, with tools such as network behavioral analysis, intrusion prevention systems (IPS), firewalls, antiviruses, antispam systems, among others.
In order to reach this purpose, we use the strategy of protecting an expanded perimeter. Under this concept, information must be protected regardless of where it is located, within our infrastructure, in a cloud provider, at a third party or a foreign unit. This strategy also takes into account the entire information lifecycle, from collection to processing, transmission, storage, analysis and destruction.
We have a specialized monitoring team, capable of identifying potential threats and establishing an active and effective defense (SOC – Security Operational Centers). Additionally, we have a cyber-intelligence team working to identify threats and manage any necessary counter measures.
In order to be successful in our information security defense strategy, we consider the culture of security as the basis to improve our information security program as well as the investment in awareness campaigns for employees and customers so they remain prepared to identify and address inherent risks and threats.
For more information about cybersecurity risks please see “Item 3D. Risk Factors – Operational Risks – We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us” and “Item 3D. Risk Factors – Operational Risks – Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us”.

Environmental and Social Risk
We understand environmental and social risk as the possibility of losses resulting from events of environmental and/or social origin related to the activities developed by us. Social and environmental risk mitigation actions are carried out through mapping of processes, risks and controls, monitoring of new rules related to the theme and recording of occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, monitoring and reporting of the assessed risks complement the management of this risk at Itaú Unibanco. Governance for climate-related risks is embedded into our existing governance structure and is complementary to governance of our sustainability strategy.
We publish our Sustainability and Social Environmental Responsibility Policy (PRSA) on our website at Investors Relations website (see – “Menu—Itaú Unibanco—Corporate Governance—Regulations and Policies—Policies—Policy For Sustainability And Social Environmental Responsibility”), which is not incorporated by reference into this annual report.
Environmental and social risk management is carried out by our business areas (i.e. first line of defense), which carry out the management in their daily activities, following the guidelines of PRSA, specific manuals and procedures, with specialized support and evaluation by dedicated technical teams located in the Corporate Compliance, Credit Risk and Modeling and Institutional Legal teams, which act in an integrated manner in the management of all dimensions of social and environment risk linked to the activities of the conglomerate As an example of specific guidelines for the management of this risk, the governance for approval of new products and services applicable to our business units include environmental and social risks in their assessment, ensuring compliance with this requirement in the process of approving new products as well as with specific environmental and social processes applicable to our operations (equity, branch infrastructure and technology), suppliers, credit, investments and key subsidiaries. The second line of defense, in turn, is represented by Credit and Modeling Risk, by Internal Controls, and by Compliance, through the Corporate Social and Environmental Risk Management, which supports and guarantees the governance of the activities of the first line. The third line of defense, composed of Internal Audit, acts independently, carrying out the mapping and assessment of risk management, controls and governance. The governance of Environmental and Social Risk also counts on the Environmental and Social Committee, whose main role is to evaluate and deliberate on institutional and strategic matters, as well as deliberate on products, operations, services, among others that involve the theme of environmental and social risk, including Climate Risk as climate change also poses relevant risks for the whole financial system.
Climate risks encompass both physical risks, arising from changes in climate patterns such as rainfalls and temperature rise and extreme weather events; and transition risks arising from economic shifts occurred as a consequence of climate action such as carbon pricing, climate regulation, market risks and reputation risks. Given its relevance, climate risk has become one of our main priorities: we have supported the Task Force on Climate-related Financial Disclosures (TCFD) since 2017 and we are committed to implementing its recommendations by 2022. With this objective we are strengthening our climate risk governance and strategy and developing tools and methodologies to assess and manage climate risks.
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
We consistently pursue to evolve in environmental and social risk management, always attentive to challenges including those arising from regulations and from changes in stakeholders’ expectations. We have assumed and incorporated several national and international voluntary commitments into our governance aiming at continuously improving our integrated environmental and social risk management. We have committed with the Principles for Responsible Investment (PRI), Principles for Responsible Banking (PRB), the Charter for Human Rights – Ethos, Equator Principles (EP), Global Impact, Carbon Disclosure Project (CDP), Brazilian GHG Protocol Program, National Pact for Eradicating Slave Labor (
Pacto Nacional para Erradicação do Trabalho Escravo
), among others. Our efforts to increase knowledge and governance of environmental and social risk have been recognized in Brazil and abroad, as shown by our recurring presence in sustainability indexes, such as Dow Jones Sustainability Index, Euronext Vigeo – Emerging 70, and in B3’s Corporate Sustainability Index, as well as numerous prizes and recognitions which we have been awarded.

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
Please refer to “Item 4B. Business Overview – Supervision and Regulation – Anti-Money Laundering Regulations” for further details about money laundering regulation. Our Illicit Acts Prevention and Combat Corporate Policy is posted on our Investors Relation website (see: “Itaú Unibanco—Corporate Governance—Regulations and Policies—Policies—Corporate Policy for Prevention and Fight Against Illegal Acts”) which is not incorporated by reference in this annual report.
Politically Exposed Persons (“PEPs”)
Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities.
As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk-based approach.. We require a higher level of approval prior to establishing any relationship with a PEP.
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
Our ADSs are issued by BNY Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002, March 30, 2009, August 17, 2018, and January 13, 2020, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.
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
In 2021, we received from the depositary US$15.00 million for promoting and encouraging the ADR program in the market, out-of-pocket
maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.
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
15A. Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of our management, including our CEO, and our CFO, of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules
13a-15(e)
and
15d-15(e))
as required by paragraph (b) of the Exchange Act Rules
13a-15
or
15d-15,
as of December 31, 2021
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and all fraud.
Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.
15B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with the IFRS issued by the IASB.Because of its inherent limitations, internal control over financial reporting may not prevent all or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur.Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of our internal control over financial reporting as of December 31, 2021, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm.
15C. Attestation Report of the Independent Registered Public Accounting Firm
The report of PricewaterhouseCoopers Auditores Independentes Ltda., our independent registered public accounting firm, dated April 28, 2022, on the effectiveness of our internal control over financial reporting as of December 31, 2021 is presented with our consolidated financial statements.
Please refer to our audited consolidated financial statements for further details about our independent auditor’s report.
15D. Changes in Internal Control Over Financial Reporting
In connection with the evaluation required by the Exchange Act Rule
13a-15(d),
our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2021 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16A.	Audit Committee Financial Expert
Our Board of Directors has designated Mr. Ricardo Baldin as our audit committee financial expert that meets the requirements set forth by the SEC, the NYSE and the Central Bank. Our audit committee financial expert along with the other members of our audit committee are independent pursuant to CMN Resolution No 4,190, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate. For more information on our Audit Committee, see “Item 6A. Board Practices—Audit Committee.”

16B.	Code of Ethics
We consider ethics to be an essential value for our reputation and longevity. We, including all of our employees, are subject to our Code of Ethics. We report each year under this Item 16B of our annual report on Form
20-F
any waivers of the Code of Ethics, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. In 2021 we did not grant any such waivers. The Code of Ethics governs all relations between companies in our corporate group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society).
A copy of the Code of Ethics is available on our Investors Relations website at
https://www.itau.com.br/relacoes-com-

investidores/Download.aspx?Arquivo=uIL8iINYa/kkvH3iUUaDJQ==&IdCanal=52MuGxAVGm0eMs/GPF46EA==&linguagem=en
, (see: “Itaú Unibanco—Corporate Governance—Regulations and Policies—Code of Ethics and Conduct—Itaú Unibanco’s Code of Ethics), which is not incorporated by reference into this annual report. An update of our Code of Ethics was launched in December 2019. A new update is scheduled to 2022.

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
pre-approved
by the Audit Committee.
Fees and Services of the Principal Auditor
The following table sets forth the total amount charged by PwC by category for services provided in the years ended December 31, 2021 and 2020:

Fees	2021	% Approved by the Audit Committee	2020	% Approved by the Audit Committee
	(In thousands of R$)
Audit Fees	75,536	100.0	66,631	100.0
Audit-Related Fees	4,472	100.0	4,896	100.0
Tax Fees	688	100.0	541	100.0
All Other Fees	962	100.0	88	100.0
Total	81,658		72,156

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

Audit-related fees:

For independent assurance on internal controls, including certain services provided to customers, on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report, on certain agreements signed with regulatory authorities, compliance with financial covenants, due diligence, independent opinions on the book value of assets / liabilities transferred on internal reorganizations and agreed upon procedures on the balance sheets and on profit share calculation on certain businesses.

Tax fees: For review of the calculations and tax settlement and compliance with tax regulations.
Other fees:

For training acquisition, consultancy of risk management system implemented in a subsidiary, gap assessment on internal control’s adequacy, use of technical materials and independent review of the financial and prudential information reporting processes.

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
In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our Policy for Trading our securities. For further details, please refer to our Investors Relation website at (see “Itaú Unibanco—Corporate Governance—Regulations and Policies—Others—Operating Rules for the Trading of Own Shares as Treasury Stock”) which is not incorporated by reference to this annual report. We disclose to the market the transactions carried out with our own shares by our Treasury department through “Announcements to the Market” on a monthly basis, as well as the other disclosure requirements imposed by the Brazilian securities regulation and the SEC.
The last repurchase program was approved by our Board of Directors on May 30, 2019 and was effective from May 30, 2019 to November 30, 2020.
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
As of the date of this annual report, we did not have an active share repurchase program and since June 2018 we have not repurchased any our equity securities, including our shares.

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
The following is a description of the main differences between our corporate governance practices and those required for US publicly traded companies.

NYSE REQUIREMENTS	OUR PRACTICES

Independent members of the Board of Directors

Companies listed on the NYSE must have a majority of independent members on their Board of Directors (as defined in applicable rules). However, controlled listed companies (companies with more than 50% of capital held by an individual, group or another company), do not need to comply with this requirement and are exempt from the rule.	Even though we fall under the exception to the NYSE’s rule and there is no similar requirement under Brazilian law, our Board of Directors has five directors considered independent pursuant to the criteria established in our Corporate Governance Policy. The criteria we use to determine independence are also different from those adopted by the NYSE.

Executive Sessions

Non-executive members of the Board of Directors should meet at regularly scheduled executive sessions without the presence of directors who are also officers of the company	All members of our Board of Directors are currently non-executive.

Nomination and Corporate Governance Committee

Companies listed on the NYSE should have a nomination and corporate governance committee entirely comprised of independent directors and governed by charters on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.	We have a Nomination and Corporate Governance Committee responsible for encouraging and overseeing the discussion of the company’s governance-related matters. All members of our Nomination and Corporate Governance Committee are
non-executive,
and two of them are independent, in accordance with our Corporate Governance Policy.

Compensation Committee

Companies listed on the NYSE have a compensation committee composed of independent directors and governed by charters on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of voting capital is held by an individual, a group or another company, such as in our case, are not required to comply with such requirements.	CVM rules do not require publicly-listed companies to have a compensation committee. Nonetheless, Brazilian banking regulation requires that we have a compensation committee. In compliance with this regulation, our Compensation Committee reports to the Board of Directors and the members of this committee are not required to be independent. However, currently one of four members of our Compensation Committee is considered independent under our Corporate Governance Policy.

Audit Committee

Companies listed on the NYSE are required to have an audit committee that: (i) is composed of at least three independent members who are financially literate; (ii) complies with SEC rules on audit committees of companies registered with the NYSE; (iii) has at least one member who has accounting of financial management expertise; and (iv) is governed by a charter that expressly sets out the purpose and responsibilities of the committee and establishes annual performance evaluations.	CMN regulates independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, in accordance with the independence criteria set forth in these rules. Our Audit Committee, that was established on April 28, 2004, meets the applicable Brazilian legal requirements, is elected annually by the Board of Directors and composed of professionals with proven technical qualifications compatible with this Committee’s responsibilities. Under SEC rules, we are not required to have an Audit Committee established or operating in accordance with NYSE rules if we meet some specified SEC requirements. We believe that our Audit Committee meets the requirements of Rule
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
We have a Corporate Governance Policy that consolidates the corporate governance principles and practices we adopt. We believe these principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, as we have voluntarily adhered to B3’s Level 1 of Corporate Governance and have granted tag-along
rights to all stockholders, regardless of their voting rights. In 2021, we disclosed the Brazilian Corporate Governance Code, in accordance with CVM Instruction No. 480/09, and we have complied or partially complied with 96,29%
of the 54 practices recommended.

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
Not applicable.

16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS
Our audited consolidated financial statements, together with the Report of Independent Registered Public Accounting Firm, are embedded as part of this annual report.

ITEM 19.	EXHIBITS

No.	Description

1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation) (incorporated by reference to our Report on Form 6-K filed on April 27, 2022 (Commission File No. 001-15276)

2(a)	Amended and Restated Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders, as amended from time to time, of American Depositary Shares issued thereunder, including in the form of American Depositary Receipts (incorporated by reference to our Registration Statement on Form F-6 Post-effective amendment filed on January 13, 2020 (Commission File No. 333- 191758))

2(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.

2 (c) *	Description of Securities Registered Under Section 12 of the Exchange Act.

4 (a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa—Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation) (incorporated by reference to our Annual Report on Form 20-F/A filed on May 17, 2010 (Commission File No. 001-15276)).

4(b)	Stock Grant Plan (unofficial English translation) (incorporated by reference to our Report on Form 6-K filed on April 27, 2022 (Commission File No. 001-15276)

8.1	List of subsidiaries (incorpored by reference to “Note 2.4 - Summary of Main Accounting Practices, item a) Consolidation, I. Subsidiaries” to our audited Consolidated financial statements included in this Annual Report on Form 20-F).

11.1	Code of Ethics (unofficial English translation) (incorporated by reference to our Report on Form 6-K filed with the Commission on February 11, 2020 (Commission File No.: 001-15276)).

12.1 *	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 *	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13 *	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS **	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH **	Inline XBRL Taxonomy Extension Schema Document

101.CAL **	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF **	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB **	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE **	Inline XBRL Taxonomy Extension Linkbase Document

104 **	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this Annual Report on Form 20-F.
**
In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Glossary
A

•	ABECS – Associação Brasileira de Empresas de Cartões de Crédito e Serviços ( Brazilian Association of Credit Cards and Services Companies)

•	ABECIP – Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (the Brazilian Association of Real Estate Loans and Savings Companies)

•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Public Companies)

•	ADS – American Depositary Shares

•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association)

•	ANS – Agência Nacional de Saúde Suplementar (National Regulatory Agency for Private Health Insurance and Plans)

•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)

•	ATM – Automated Teller Machine
B

•	B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Exchange and OTC, formerly BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A.)

•	Banco Itaú Argentina – Banco Itaú Argentina S.A

•	Banco Itaú Chile – Banco Itaú Chile S.A.

•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A

•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A

•	BCBS – Basel Committee for Banking Supervision

•	BIS – Bank for International Settlements

•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank)

•	BNY Mellon – The Bank of New York Mellon

•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)

•
Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, clearing and settlement of payments in any of its forms.

C

•	CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)

•	CCR – Counterparty Credit Risk

•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)

•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)

•	CEDEAR – Argentine Certificates of Deposits

•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)

•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)

•	CGRC – Risk and Capital Management Committee

•	Cia E. Johnston – Companhia E. Johnston de Participações

•	CMN – Conselho Monetário Nacional (National Monetary Council)

•	COPOM – Comitê de Política Monetária (Central Banks Monetary Policy Committee)

•
CNSEG – Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização (National Council of General Insurance, Private Pension and Life, Supplementary Health and Capitalization Companies)

•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)

•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)

•	COSO – Committee of Sponsoring Organizations of the Treadway Commission

•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)

•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)

•	CSB – Client Service Branches

•	CSC – Superior Credit Committee

•	CSCCA – Superior Wholesale Credit and Collection Committee

•	CSCCV – Superior Retail Credit and Collection Committee

•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Profits)

•	CSP – Superior Products Committee

•	CSRML – Superior Market Risk and Liquidity Committee

•	CSRO – Superior Operational Risk Management Committee

•	CTAM – Model Assessment Technical Committee

•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)
D

•	DJSI – Dow Jones Sustainability Index
E

•	ECB – European Central Bank

F

•	FATF – Financial Action Task Force

•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)

•	FENAPREVI – Federação Nacional de Previdência Privada e Vida (National Federation of Private Pension and Life)

•	Fed – U.S. Federal Reserve System

•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

•	FGTS – Fundo de Garantia do Tempo de Serviço (The Brazilian Government Severance Indemnity Fund for Employees)

•	FOMC – Federal Open Market Committee
I

•	IASB – International Accounting Standards Board

•	IBGE – Instituto Brasileiro de Geografia e Estatística

•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil)

•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)

•	ICAAP – Internal Capital Adequacy Assessment Process

•	IFRS – International Financial Reporting Standards

•	IMF – International Monetary Fund

•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)

•	IPCA – Índice de Preços ao Consumidor Amplo (Extended National Consumer Price Index)

•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)

•	IRS – U.S. Internal Revenue Service

•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)

•	ISS – Imposto sobre Serviços (Service Tax)

•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera

•	Itau BBA International – Itau BBA International plc

•	Itaucard – Banco Itaucard S.A.

•	Itaú Europe – Itaú BBA Europe S.A.

•	Itaú Holding Financeira – Itaú Holding Financeira S.A.

•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates

•	Itaúsa – Itaú Investimentos S.A.

•	IUPAR – Itaú Unibanco Participações S.A.
K

•	KYC – Know Your Customer

•	KYP – Know Your Partner

•	KYS – Know Your Supplier

•	KYE – Know Your Employee
L

•	LCR – Liquidity Coverage Ratio
N

•	NSFR – Net Stable Funding Ratio

•	NYSE – New York Stock Exchange
P

•	PEP – Politically Exposed Person

•	PFIC – Passive Foreign Investment Company

•	PIS – Programa de Integração Social (Social Integration Program)

•	PwC – PricewaterhouseCoopers Auditores Independentes Ltda.
R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)
S

•	SEC – U.S. Securities and Exchange Commission

•	SELIC – Sistema Especial de Liquidação e Custódia (Special Clearing and Escrow System)

•	SOX – The Sarbanes-Oxley Act of 2002

•	STF – Superior Tribunal Federal (Brazilian Federal Supreme Court)

•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)

•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)
T

•	TR – Taxa Referencial (Brazilian Reference Interest Rate)
U

•	Unibanco – União de Bancos Brasileiros S.A.

V

•	VaR – Value at Risk

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Milton Maluhy Filho
	Name:	Milton Maluhy Filho
	Title:	Chief Executive Officer

By:	/s/ Alexsandro Broedel Lopes
	Name:	Alexsandro Broedel Lopes
	Title:	Chief Financial Officer

Dated:	April 28, 2022

Report of independent registered public accounting firm
To the
Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Itaú Unibanco Holding S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control
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
PricewaterhouseCoopers, Av. Brigadeiro Faria Lima 3732, 16º andar, partes 1 e 6, Edifĺcio Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Measurement of the provision for expected credit loss of loan and lease operations
As described in Notes 2.3(f), 10 and 33(a) to the consolidated financial statements, the measurement of the provision for expected credit loss of loan and lease operations involves management’s judgment in the application of methodologies and assumptions, including term to maturity, prospective information and

F-3

Itaú Unibanco Holding S.A.

probability weighted loss scenarios. At December 31, 2021, the provision for expected credit loss of loan and lease operations was BRL 44,316 million on a total loan and lease operations portfolio of BRL 822,590 million.
The principal considerations for our determination that performing procedures relating to the measurement of the provision for expected credit loss of loan and lease operations is a critical audit matter are (i) the significant judgment used by management in determining the appropriate methodologies and assumptions used, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the methodologies and assumptions used, (ii) the significant judgment in evaluating audit evidence obtained relating to the methodologies and assumptions; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
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
Valuation of financial assets not actively traded in the market
As described in Notes 2.3(b), and 28 to the consolidated financial statements, the valuation of financial assets not actively traded in the market is calculated using valuation techniques that use assumptions such as historical data, information on similar transactions and pricing techniques derived from market information or internally developed models when no pricing information in active market is available. At December 31, 2021, the Company had total financial assets measured at fair value of BRL 470,589 million, of which BRL 7,489 million is represented by Level 2 shares and real estate receivables certificates and Level 3 debentures not actively traded in the market.
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

F-4

Itaú Unibanco Holding S.A.

Provision for litigations
As described in Notes 2.3(j), 2.4.(n) and 29 to the consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. The Company’s consolidated provisions for pending litigations related to civil, labor, tax and social security provisions were BRL 18,034 million at December 31, 2021. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.
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
/s / PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
April 28, 2022
We have served as the Company’s auditor since 2001.

F-5

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Assets	Note	12/31/2021	12/31/2020
Cash		44,512	46,224
Financial Assets		1,915,573	1,851,322
At Amortized Cost		1,375,782	1,275,799
Compulsory deposits in the Central Bank of Brazil		104,592	90,059
Interbank deposits	4	69,942	55,685
Securities purchased under agreements to resell	4	169,718	239,943
Voluntary investments with the Central Bank of Brazil	4	5,800	—
Securities	9	147,746	129,804
Loan and lease operations	10	822,590	714,104
Other financial assets	18a	96,473	93,255
(-) Provision for Expected Loss	4, 9 and 10	(41,079)	(47,051)
At Fair Value Through Other Comprehensive Income		105,622	109,942
Securities	8	105,622	109,942
At Fair Value Through Profit or Loss		434,169	465,581
Securities	5	364,967	389,071
Derivatives	6 and 7	69,045	76,504
Other financial assets	18a	157	6
Tax assets		58,433	66,095
Income tax and social contribution - current		1,636	3,547
Income tax and social contribution - deferred	24b	50,831	56,583
Other		5,966	5,965
Other assets	18a	16,494	15,773
Investments in associates and joint ventures	11	6,121	15,570
Fixed assets, net	13	6,963	6,937
Goodwill and Intangible assets, net	14	21,110	17,330
Total assets		2,069,206	2,019,251

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Liabilities and stockholders’ equity	Note	12/31/2021	12/31/2020
Financial Liabilities		1,621,786	1,579,686
At Amortized Cost		1,553,107	1,495,641
Deposits	15	850,372	809,010
Securities sold under repurchase agreements	17a	252,848	273,364
Interbank market funds	17b	177,145	156,035
Institutional market funds	17c	138,636	138,308
Other financial liabilities	18b	134,106	118,924
At Fair Value Through Profit or Loss		63,479	79,653
Derivatives	6 and 7	63,204	79,505
Structured notes	16	114	143
Other financial liabilities	18b	161	5
Provision for Expected Loss	10	5,200	4,392
Loan commitments		4,433	3,485
Financial guarantees		767	907
Provision for insurance and private pensions	27c	214,976	221,000
Provisions	29	19,592	19,819
Tax liabilities	24c	6,246	5,710
Income tax and social contribution—current		2,450	2,878
Income tax and social contribution—deferred	24b	280	421
Other		3,516	2,411
Other liabilities	18b	42,130	38,511
Total liabilities		1,904,730	1,864,726
Total stockholders’ equity attributed to the owners of the parent company		152,864	142,993
Capital	19a	90,729	97,148
Treasury shares	19a	(528)	(907)
Capital reserves	19c	2,250	2,326
Revenue reserves	19c	66,161	47,347
Other comprehensive income		(5,748)	(2,921)
Non-controlling interests	19d	11,612	11,532
Total stockholders’ equity		164,476	154,525

Total liabilities and stockholders’ equity		2,069,206	2,019,251

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Operating Revenues		126,374	100,199	117,079
Interest and similar income	21a	129,253	114,369	118,151
Interest and similar expenses	21b	(69,305)	(73,558)	(75,958)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	16,678	6,553	26,230
Foreign exchange results and exchange variations in foreign transactions		(1,417)	2,689	927
Commissions and Banking Fees	22	42,324	38,557	39,032
Income from insurance and private pension operations before claim and selling		5,354	4,488	4,553
Revenues from insurance premiuns and private pensions		15,023	14,804	19,624
Change in provision for insurance and private pension		(9,669)	(10,316)	(15,071)
Other income	3	3,487	7,101	4,144
Expected Loss from Financial Assets and Claims		(14,379)	(25,980)	(18,567)
Expected Loss with Loan and Lease Operations	10c	(14,001)	(24,452)	(18,298)
Expected Loss with Other Financial Asset, net		1,222	(174)	1,026
(Expenses) / Recovery of claims		(1,600)	(1,354)	(1,295)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		111,995	74,219	98,512
Other operating income / (expenses)		(69,764)	(68,989)	(67,269)
General and administrative expenses	23	(62,549)	(64,207)	(61,012)
Tax expenses		(8,379)	(6,181)	(7,572)
Share of profit or (loss) in associates and joint ventures	11	1,164	1,399	1,315
Income / (loss) before income tax and social contribution		42,231	5,230	31,243
Current income tax and social contribution	24a	(6,661)	(8,655)	(9,092)
Deferred income tax and social contribution	24a	(7,186)	18,489	5,662
Net income / (loss)		28,384	15,064	27,813
Net income attributable to owners of the parent company	25	26,760	18,896	27,113
Net income / (loss) attributable to non-controlling interests	19d	1,624	(3,832)	700
Earnings per share - basic	25
Common		2.74	1.94	2.78
Preferred		2.74	1.94	2.78
Earnings per share - diluted	25
Common		2.72	1.93	2.77
Preferred		2.72	1.93	2.77
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,818,741,579	4,801,324,161	4,781,855,588
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,873,042,114	4,843,233,835	4,826,925,107
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Net income / (loss)		28,384	15,064	27,813
Financial assets at fair value through other comprehensive income		(3,248)	148	1,810
Change in fair value		(7,611)	1,214	2,883
Tax effect		3,320	(457)	(696)
(Gains) / losses transferred to income statement		2,086	(1,107)	(628)
Tax effect		(1,043)	498	251
Hedge		699	(3,557)	(16)
Cash flow hedge	7	549	499	(56)
Change in fair value		998	947	(191)
Tax effect		(449)	(448)	135
Hedge of net investment in foreign operation	7	150	(4,056)	40
Change in fair value		194	(7,616)	83
Tax effect		(44)	3,560	(43)
Remeasurements of liabilities for post-employment benefits (*)		45	(192)	(350)
Remeasurements	26	74	(349)	(648)
Tax effect		(29)	157	298
Foreign exchange variation in foreign investments		(323)	4,630	(1,582)
Total other comprehensive income		(2,827)	1,029	(138)
Total comprehensive income		25,557	16,093	27,675
Comprehensive income attributable to the owners of the parent company		23,933	19,925	26,975
Comprehensive income attributable to non-controlling interests		1,624	(3,832)	700

(*)	Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20)
Periods ended December 31, 2021, 2020 and 2019
(In millions of Reais)

	Attributed to owners of the parent company
						Other comprehensive income
	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income (1)	Remeasurements of liabilities of post- employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)	Total stockholders’ equity - owners of the parent company	Total stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2019	97,148	(1,820)	1,927	43,339	—	(1,110)	(989)	3,806	(5,519)	136,782	13,684	150,466
Transactions with owners	—	546	55	—	—	—	—	—	—	601	—	601
Result of delivery of treasury shares	—	546	351	—	—	—	—	—	—	897	—	897
Recognition of share-based payment plans	—	—	(296)	—	—	—	—	—	—	(296)	—	(296)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	—	—	—	—	—	—	—	—	—	—	(1,567)	(1,567)
Dividends	—	—	—	4,709	(14,129)	—	—	—	—	(9,420)	(277)	(9,697)
Interest on capital	—	—	—	5,102	(5,468)	—	—	—	—	(366)	—	(366)
Dividends / Interest on capital – declared after previous period	—	—	—	(17,500)	—	—	—	—	—	(17,500)	—	(17,500)
Unclaimed dividends and Interest on capital	—	—	—	—	42	—	—	—	—	42	—	42
Other (3)	—	—	—	(189)	—	—	—	—	—	(189)	—	(189)
Total comprehensive income	—	—	—	—	27,113	1,810	(350)	(1,582)	(16)	26,975	700	27,675
Net income	—	—	—	—	27,113	—	—	—	—	27,113	700	27,813
Other comprehensive income for the period	—	—	—	—	—	1,810	(350)	(1,582)	(16)	(138)	—	(138)
Appropriations:
Legal reserve	—	—	—	1,336	(1,336)	—	—	—	—	—	—	—
Statutory reserve	—	—	—	6,222	(6,222)	—	—	—	—	—	—	—
Balance at 12/31/2019	97,148	(1,274)	1,982	43,019	—	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465

Change in the period	—	546	55	(320)	—	1,810	(350)	(1,582)	(16)	143	(1,144)	(1,001)

Balance at 01/01/2020	97,148	(1,274)	1,982	43,019	—	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465
Transactions with owners	—	367	344	—	—	—	—	—	—	711	3,329	4,040
Result of delivery of treasury shares	—	367	200	—	—	—	—	—	—	567	—	567
Recognition of share-based payment plans	—	—	144	—	—	—	—	—	—	144	—	144
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	—	—	—	—	—	—	—	—	—	—	3,329	3,329
Dividends	—	—	—	—	(1,756)	—	—	—	—	(1,756)	(505)	(2,261)
Interest on capital	—	—	—	—	(3,232)	—	—	—	—	(3,232)	—	(3,232)
Dividends / Interest on capital – declared after previous period	—	—	—	(9,811)	—	—	—	—	—	(9,811)	—	(9,811)
Unclaimed dividends and Interest on capital	—	—	—	—	118	—	—	—	—	118	—	118
Other (3)	—	—	—	113	—	—	—	—	—	113	—	113
Total comprehensive income	—	—	—	—	18,896	148	(192)	4,630	(3,557)	19,925	(3,832)	16,093
Net income	—	—	—	—	18,896	—	—	—	—	18,896	(3,832)	15,064
Other comprehensive income for the period	—	—	—	—	—	148	(192)	4,630	(3,557)	1,029	—	1,029
Appropriations:
Legal reserve	—	—	—	948	(948)	—	—	—	—	—	—	—
Statutory reserve	—	—	—	13,078	(13,078)	—	—	—	—	—	—	—
Balance at 12/31/2020	97,148	(907)	2,326	47,347	—	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525

Change in the period	—	367	344	4,328	—	148	(192)	4,630	(3,557)	6,068	(1,008)	5,060

Balance at 01/01/2021	97,148	(907)	2,326	47,347	—	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Transactions with owners	—	379	111	—	—	—	—	—	—	490	(1,414)	(924)
Result of delivery of treasury shares	—	379	193	—	—	—	—	—	—	572	—	572
Recognition of share-based payment plans	—	—	(82)	—	—	—	—	—	—	(82)	—	(82)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	—	—	—	—	—	—	—	—	—	—	(1,414)	(1,414)
Partial spin-off (Note 3)	(6,419)	—	(187)	(3,457)	—	77	—	(23)	24	(9,985)	—	(9,985)
Dividends	—	—	—	—	(1,466)	—	—	—	—	(1,466)	(130)	(1,596)
Interest on capital	—	—	—	—	(5,607)	—	—	—	—	(5,607)	—	(5,607)
Reversal of Dividends or Interest on capital – declared after previous period		—	—	166	—	—	—	—	—	166	—	166
Unclaimed dividends and Interest on capital		—	—	—	102	—	—	—	—	102	—	102
Corporate reorganization (Note 2.4a IV and 3)		—	—	1,547	—	—	—	—	—	1,547	—	1,547
Other (3)	—	—	—	769	—	—	—	—	—	769	—	769
Total comprehensive income	—	—	—	—	26,760	(3,325)	45	(300)	675	23,855	1,624	25,479
Net income	—	—	—	—	26,760	—	—	—	—	26,760	1,624	28,384
Other comprehensive income for the period	—	—	—	—	—	(3,325)	45	(300)	675	(2,905)	—	(2,905)
Appropriations:
Legal reserve	—	—	—	1,312	(1,312)	—	—	—	—	—	—	—
Statutory reserve	—	—	—	18,477	(18,477)	—	—	—	—	—	—	—
Balance at 12/31/2021	90,729	(528)	2,250	66,161	—	(2,400)	(1,486)	6,531	(8,393)	152,864	11,612	164,476

Change in the period	(6,419)	379	(76)	18,814	—	(3,248)	45	(323)	699	9,871	80	9,951

(1)	Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
(2)	Includes cash flow hedge and hedge of net investment in foreign operation.
(3)	Includes Argentina´s hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Adjusted net income		93,298	60,214	60,824
Net income		28,384	15,064	27,813
Adjustments to net income:		64,914	45,150	33,011
Share-based payment		(20)	217	(141)
Effects of changes in exchange rates on cash and cash equivalents		19,941	11,677	(54)
Expected Loss from Financial Assets and Claims		14,379	25,980	18,567
Income from interest and foreign exchange variation from operations with subordinated debt		24,279	20,774	4,433
Provision for insurance and private pension		9,669	10,316	15,071
Depreciation and amortization		4,233	3,729	3,561
Expense from update / charges on the provision for civil, labor, tax and legal obligations		578	893	1,925
Provision for civil, labor, tax and legal obligations		3,565	3,602	5,132
Revenue from update / charges on deposits in guarantee		(376)	(344)	(519)
Deferred taxes (excluding hedge tax effects)	24b	10,024	(239)	2,499
Income from share in the net income of associates and joint ventures and other investments		(1,164)	(1,399)	(1,315)
Income from Financial assets - At fair value through other comprehensive income		2,086	(1,107)	(628)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(18,311)	(21,057)	(8,420)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(6,541)	(8,309)	(3,332)
(Gain) loss on sale of investments and fixed assets		(565)	(4,165)	(168)
Other	23	3,137	4,582	(3,600)
Change in assets and liabilities		(33,192)	(723)	(25,664)
(Increase) / decrease in assets
Interbank deposits		(5,590)	(21,775)	(6,897)
Securities purchased under agreements to resell		61,293	(21,639)	62,487
Compulsory deposits with the Central Bank of Brazil		(14,533)	1,189	2,900
Loan operations		(126,493)	(141,951)	(63,999)
Derivatives (assets / liabilities)		(8,842)	(2,973)	1,921
Financial assets designated at fair value through profit or loss		24,104	(107,996)	(17,895)
Other financial assets		(2,999)	1,841	(19,143)
Other tax assets		1,910	534	3
Other assets		506	(18,008)	(9,232)
(Decrease) / increase in liabilities
Deposits		41,362	301,950	43,636
Deposits received under securities repurchase agreements		(20,516)	16,781	(73,654)
Funds from interbank markets		21,110	(18,827)	40,192
Funds from institutional markets		208	18,611	121
Other financial liabilities		15,343	1,843	19,652
Financial liabilities at fair value throught profit or loss		(29)	(60)	9
Provision for insurance and private pension		(17,293)	(9,004)	781
Provisions		709	(3,550)	673
Tax liabilities		(898)	(1,910)	(3,526)
Other liabilities		3,341	10,048	2,568
Payment of income tax and social contribution		(5,885)	(5,827)	(6,261)
Net cash from / (used in) operating activities		60,106	59,491	35,160
Dividends / Interest on capital received from investments in associates and joint ventures		661	487	838
Cash upon sale of investments in associates and joint ventures		623	4,982	68
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc.	3	(10)	—	—
Cash upon sale of fixed assets		172	331	175
Mutual rescission of intangible assets agreements		95	309	64
(Purchase) / Cash from the sale of financial assets - At fair value through other comprehensive income		14,028	(11,860)	(15,746)
(Purchase) / redemptions of financial assets at amortized cost		(11,296)	11,863	(19,359)
(Purchase) of investments in associates and joint ventures		(33)	(52)	(387)
(Purchase) of fixed assets		(1,414)	(1,716)	(1,621)
(Purchase) of intangible assets	14	(7,667)	(3,591)	(2,691)
Net cash from / (used in) investment activities		(4,841)	753	(38,659)
Funding from institutional markets		8,229	5,260	8,548
Redemptions in institutional markets		(32,388)	(10,581)	(2,833)
Change in non-controlling interests stockholders		(1,414)	3,330	(1,617)
Result of delivery of treasury shares		510	494	742
Dividends and interest on capital paid to non-controlling interests		(130)	(506)	(227)
Dividends and interest on capital paid		(6,267)	(11,552)	(25,915)
Net cash from / (used in) financing activities		(31,460)	(13,555)	(21,302)
Net increase / (decrease) in cash and cash equivalents	2.4c	23,805	46,689	(24,801)
Cash and cash equivalents at the beginning of the period		105,823	70,811	95,558
Effects of changes in exchange rates on cash and cash equivalents		(19,941)	(11,677)	54
Cash and cash equivalents at the end of the period		109,687	105,823	70,811

Cash		44,512	46,224	30,367
Interbank deposits		12,555	3,888	4,561
Securities purchased under agreements to resell - Collateral held		46,820	55,711	35,883
Voluntary investments with the Central Bank of Brazil		5,800	—	—
Additional information on cash flow (Mainly Operating activities)
Interest received		131,661	121,558	134,225
Interest paid		73,458	77,011	77,315
Non-cash transactions
Loans transferred to assets held for sale		—	—	—
Spin-off of XP Inc. investment		9,975	—	—
Dividends and interest on capital declared and not yet paid		2,864	3,178	838
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Notes to the Consolidated Financial Statements
At 12/31/2021 and 12/31/2020 for balance sheet accounts and
from 01/01 to 12/31 of 2021, 2020 and 2019 for income statement accounts
(In millions of Reais, except information per share)
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
These consolidated financial statements were approved by the Board of Directors on April 28, 2022.

Note 2 – Significant accounting policies

2.1.	Basis of preparation
The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).
The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.

2.2.	New accounting standards changes and interpretations of existing standards

a)	Accounting standards applicable for period ended December 31, 2021

•
Interest Rate Benchmark Reform (IBOR Reform) Phase II - Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as:

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
These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to Libor, due to its extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR Reform are:

•	Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts;

•	Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and

•	Early settlement of contracts where there is no agreement between the parties.

To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association - ISDA) will be adopted. The other agreements will be negotiated between the parties seeking approach to the model adopted for standardized agreements and they will be gradually adjusted until the date expected for the end of disclosure of Libor. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform.

b)	Accounting standards recently issued and applicable in future periods

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
This standard is effective for annual periods beginning January 1 st
, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force.

•
Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1 st
, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective.

•
Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1 st
, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

•
Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1 st
, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective.

2.3.	Critical accounting estimates and judgments
The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	Note 2.3 (a) and Note 3
Fair value of financial instruments	Note 2.3 (b) and Note 28
Effective interest rate	Note 2.3 (c), Notes 5, 8, 9 and 10
Change to financial assets	Note 2.3 (d), Notes 5, 8, 9 and 10
Transfer and write-off of financial assets	Note 2.3 (e), Notes 5, 8, 9 and 10
Expected credit loss	Note 2.3 (f), Notes 8, 9, 10 and 32
Goodwill impairment	Note 2.3 (g) and Note 14
Deferred income tax and social contribution	Note 2.3 (h) and Note 24
Defined benefit pension plan	Note 2.3 (i) and Note 26
Provisions, contingencies and legal obligations	Note 2.3 (j) and Note 29
Technical provisions for insurance and private pension	Note 2.3 (k) and Note 27

a)	Consolidation
Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING, either directly or through other subsidiaries, is the holder of partner rights that permanently ensure preponderance in corporate resolutions and the power to elect the majority of managers. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.
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
For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.
Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

d)	Modification of financial assets
The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant change to the interest rate and change to the currency in which the transaction is denominated.

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

•
Probability-weighted loss scenarios:
ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

•
Determining criteria for significant increase or decrease in credit risk:
in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using absolute and relative triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in credit risk, mainly characterized by the non-activation
of credit deterioration triggers for at least 6 months.

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
Details on the expected credit loss and criteria for a significant increase or decrease in credit risk are in Note 32.

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

F-
16

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.
Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

h)	Deferred income tax and social contribution
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

j)	Provisions, contingencies and legal obligations
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

F-
17

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency (1)	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2021	12/31/2020	12/31/2021	12/31/2020
In Brazil
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A. (2)	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	49.30%	34.16%	49.30%	34.16%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca (3)	Chilean peso	Chile	Financial institution	56.60%	39.22%	56.60%	39.22%

(1)	All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2)	New company name of Redecard S.A.
(3)	ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement.

F-
18

II.	Business combinations
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
Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income.

III.	Goodwill
Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.
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
Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days.

d)	Financial assets and liabilities
Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

F-
19

I - Initial recognition and derecognition
Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.
Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.
Financial assets are partially or fully derecognised when:

•	the contractual rights to the cash flows of the financial asset expire, or

•	ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition.
The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.
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
II - Classification and subsequent measurement of financial assets
Financial assets are classified in the following categories:

•	Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest;

•	Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale;

•	Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.
The classification and subsequent measurement of financial assets depend on:

•	The business model under which they are managed;

•	The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).
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

F-
20

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
ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process.
Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28.
The adjustment to fair value of financial assets and liabilities is recognized:

•	In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income; and

•	In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities.
Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured.
Equity instruments
An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units.
ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured.
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

F-
21

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
III - Classification and subsequent measurement of financial liabilities
Financial liabilities are subsequently measured at amortized cost, except for:

F-
22

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

•	Loan commitments and financial guarantees: see details in Note 2.4d VIll.
Modification of financial liabilities
A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized.
A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities.
IV – Securities purchased under agreements to resell
ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.
The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.
The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold.
V - Derivatives
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

F-
23

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
Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial
hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability.
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
VI - Loan operations
ITAÚ UNIBANCO HOLDING classifies a loan as
non-performing
if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

F-
24

VII – Premium bonds plans
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
VIII – Loan commitments and financial guarantees
ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees.
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

f)	Lease operations (Lessee)
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
The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and similar expenses in the Consolidated Statement of Income.

F-
25

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
Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each period.
The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other

F-
26

comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.
Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted or substantially enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.
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

F-
27

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

F-
28

m)	Share-based payments
Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right.
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
The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date.

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

F-
29

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

F-
30

Note 3 – Business development
Reduction of non-controlling interest in XP Inc.
On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.).
On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering
(follow-on)
which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving a result in XP INC primary subscription of R$ 545.
Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486.
After a favorable opinion of the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off
to XPart S.A. was 40.52%, which corresponded to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021.
In General Meetings on October 1, 2021, the merger of XPart S.A. into XP INC. was approved.
In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, an ownership interest of XP INC.
After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC.

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
At the Extraordinary Stockholders’ Meeting of Itaú CorpBanca held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA.
Recovery do Brasil Consultoria S.A.
On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital.

F-
31

On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.
The effective acquisition and financial settlement occurred on May 28, 2020.
Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A
.
On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital.
Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.
Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2021			12/31/2020
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell (1)	168,937	774	169,711	239,848	87	239,935
Collateral held	54,187	774	54,961	63,087	87	63,174
Collateral repledge	103,968	—	103,968	150,591	—	150,591
Assets received as collateral with right to sell or repledge	22,139	—	22,139	20,367	—	20,367
Assets received as collateral without right to sell or repledge	81,829	—	81,829	130,224	—	130,224
Collateral sold	10,782	—	10,782	26,170	—	26,170
Interbank deposits	64,049	5,885	69,934	48,586	7,051	55,637
Voluntary investments with the Central Bank of Brazil	5,800	—	5,800	—	—	—

Total (2)	238,786	6,659	245,445	288,434	7,138	295,572

(1)
The amounts of R$ 9,266 (R$ 11,119 at 12/31/2020) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 114,750 (R$ 176,760 at 12/31/2020) are pledged in guarantee of repurchase commitment transactions.

(2)	Includes losses in the amounts of R$ (15) (R$ (56) at 12/31/2020).

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss—Securities
a)
Financial assets at fair value through profit or loss—Securities are presented in the following table:

	12/31/2021			12/31/2020
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income) (2)	Fair value
Investment funds	20,130	9	20,139	15,407	(1,203)	14,204
Brazilian government securities (1a)	223,529	(1,774)	221,755	284,280	1,605	285,885
Government securities – abroad (1b)	5,581	(20)	5,561	8,199	11	8,210
Argentina	901	29	930	1,480	18	1,498
Chile	839	(2)	837	839	1	840
Colombia	1,071	(12)	1,059	3,599	4	3,603
United States	2,706	(35)	2,671	2,096	(11)	2,085
Mexico	19	—	19	5	—	5
Paraguay	10	—	10	3	—	3
Peru	8	—	8	4	1	5
Uruguay	27	—	27	40	1	41
Italy	—	—	—	133	(3)	130
Corporate securities (1c)	116,346	(1,878)	114,468	78,113	(1,081)	77,032
Shares	20,293	(936)	19,357	20,063	(1,016)	19,047
Rural product note	6,752	100	6,852	2,371	(22)	2,349
Bank deposit certificates	150	—	150	729	—	729
Real estate receivables certificates	1,075	(63)	1,012	561	(13)	548
Debentures	66,730	(942)	65,788	30,022	(85)	29,937
Eurobonds and other	5,293	(40)	5,253	2,341	42	2,383
Financial bills	10,128	(17)	10,111	15,784	(1)	15,783
Promissory and commercial notes	4,655	29	4,684	5,588	28	5,616
Other	1,270	(9)	1,261	654	(14)	640

Total	365,586	(3,663)	361,923	385,999	(668)	385,331

(1)
Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 50,116 (R$ 12,181 at 12/31/2020), b) R$ 171 (R$ 765 at 12/31/2020) and c) R$ 15,984 (R$ 8,556 at 12/31/2020), totaling R$ 66,271 (R$ 21,502 at 12/31/2020).

(2)
In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the
COVID-19
pandemic on the macroeconomic scenario in the period (Note 33a).

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	12/31/2021		12/31/2020
	Cost	Fair value	Cost	Fair value
Current	78,151	77,057	152,413	150,298
Non-stated maturity	33,781	32,853	35,470	33,251
Up to one year	44,370	44,204	116,943	117,047
Non-current	287,435	284,866	233,586	235,033
From one to five years	212,424	211,325	175,530	176,651
From five to ten years	51,434	50,688	37,783	37,600
After ten years	23,577	22,853	20,273	20,782

Total	365,586	361,923	385,999	385,331

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 197,648 (R$ 205,820 at 12/31/2020) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.
b)
Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	12/31/2021
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,075	(31)	3,044

Total	3,075	(31)	3,044

	12/31/2020
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,699	41	3,740

Total	3,699	41	3,740

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	12/31/2021		12/31/2020
	Cost	Fair value	Cost	Fair value
Current	1,474	1,458	1,806	1,826
Up to one year	1,474	1,458	1,806	1,826
Non-current	1,601	1,586	1,893	1,914
From one to five years	1,601	1,586	1,893	1,914

Total	3,075	3,044	3,699	3,740

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
The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 11,011 (R$ 18,000 at 12/31/2020) and was basically comprised of government securities.
Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management.

I - Derivatives Summary
See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2021
	Fair value (*)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	38,014	55.0	1,820	370	837	2,596	7,341	25,050
Option agreements	21,252	30.8	10,599	3,515	3,788	1,913	683	754
Forwards	3,111	4.5	1,595	1,167	290	56	3	—
Credit derivatives	242	0.4	—	—	7	8	22	205
NDF - Non Deliverable Forward	5,943	8.6	1,193	1,207	1,109	1,053	752	629
Other Derivative Financial Instruments	483	0.7	285	2	—	6	25	165

Total	69,045	100.0	15,492	6,261	6,031	5,632	8,826	26,803
% per maturity date			22.4	9.1	8.7	8.2	12.8	38.8

	12/31/2021
	Fair value (*)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(34,646)	54.9	(1,562)	(638)	(1,057)	(2,275)	(6,944)	(22,170)
Option agreements	(22,547)	35.7	(4,086)	(5,170)	(7,479)	(4,247)	(786)	(779)
Forwards	(762)	1.2	(762)	—	—	—	—	—
Credit derivatives	(198)	0.3	—	—	(1)	(1)	(8)	(188)
NDF - Non Deliverable Forward	(4,896)	7.7	(739)	(1,256)	(565)	(1,097)	(822)	(417)
Other Derivative Financial Instruments	(155)	0.2	(4)	(2)	(6)	(5)	(36)	(102)

Total	(63,204)	100.0	(7,153)	(7,066)	(9,108)	(7,625)	(8,596)	(23,656)
% per maturity date			11.3	11.2	14.4	12.1	13.6	37.4

(*)	Comprises R$ (1,102) (R$ (621) at 12/31/2020) pegged to Libor.

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2020
	Fair value (*)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	46,019	60.2	4,064	515	629	1,808	5,117	33,886
Option agreements	20,418	26.7	10,103	2,325	523	5,935	992	540
Forwards	2,085	2.7	1,323	367	297	93	5	—
Credit derivatives	156	0.2	—	—	8	7	29	112
NDF - Non Deliverable Forward	7,596	9.9	2,088	2,345	1,387	1,255	323	198
Other Derivative Financial Instruments	230	0.3	56	1	6	1	12	154

Total	76,504	100.0	17,634	5,553	2,850	9,099	6,478	34,890
% per maturity date			23.0	7.3	3.7	11.9	8.5	45.6

	12/31/2020
	Fair value (*)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(51,789)	65.1	(7,344)	(651)	(1,135)	(1,826)	(5,573)	(35,260)
Option agreements	(20,262)	25.5	(6,355)	(1,969)	(543)	(9,869)	(998)	(528)
Forwards	(905)	1.1	(892)	—	(11)	(2)	—	—
Credit derivatives	(76)	0.1	—	—	—	(2)	(9)	(65)
NDF - Non Deliverable Forward	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)
Other Derivative Financial Instruments	(47)	0.1	—	(1)	(10)	(1)	(14)	(21)

Total	(79,505)	100.0	(16,791)	(4,290)	(2,712)	(12,672)	(6,895)	(36,145)
% per maturity date			21.1	5.4	3.4	15.9	8.7	45.5

(*)
In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the
COVID-19
pandemic on the macroeconomic scenario in the period (Note 33a).

II - Derivatives by index and Risk Fator

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders’ equity)	Fair value
	12/31/2021	12/31/2021	12/31/2021	12/31/2021
Future contracts	857,781	—	—	—
Purchase commitments	470,895	—	—	—
Shares	14,627	—	—	—
Commodities	703	—	—	—
Interest	429,862	—	—	—
Foreign currency	25,703	—	—	—
Commitments to sell	386,886	—	—	—
Shares	14,181	—	—	—
Commodities	3,308	—	—	—
Interest	342,575	—	—	—
Foreign currency	26,822	—	—	—
Swap contracts		(1,861)	5,229	3,368
Asset position	1,338,457	13,410	24,604	38,014
Commodities	2	—	—	—
Interest	1,318,082	10,339	23,835	34,174
Foreign currency	20,373	3,071	769	3,840
Liability position	1,338,457	(15,271)	(19,375)	(34,646)
Shares	497	(37)	(3)	(40)
Commodities	130	—	(1)	(1)
Interest	1,309,778	(13,331)	(19,377)	(32,708)
Foreign currency	28,052	(1,903)	6	(1,897)
Option contracts	1,621,736	154	(1,449)	(1,295)
Purchase commitments – long position	145,412	17,981	1,496	19,477
Shares	11,929	521	1,140	1,661
Commodities	471	20	20	40
Interest	63,697	127	98	225
Foreign currency	69,315	17,313	238	17,551
Commitments to sell – long position	668,380	2,433	(658)	1,775
Shares	18,928	878	339	1,217
Commodities	306	9	(3)	6
Interest	582,086	154	(148)	6
Foreign currency	67,060	1,392	(846)	546
Purchase commitments – short position	79,734	(17,595)	(2,781)	(20,376)
Shares	14,045	(348)	(1,185)	(1,533)
Commodities	274	(8)	(1)	(9)
Interest	3,284	(68)	(48)	(116)
Foreign currency	62,131	(17,171)	(1,547)	(18,718)
Commitments to sell – short position	728,210	(2,665)	494	(2,171)
Shares	16,545	(648)	(368)	(1,016)
Commodities	266	(19)	11	(8)
Interest	642,475	(227)	211	(16)
Foreign currency	68,924	(1,771)	640	(1,131)
Forward operations	26,129	2,362	(13)	2,349
Purchases receivable	1,016	1,186	(27)	1,159
Shares	948	948	(27)	921
Interest	68	238	—	238
Purchases payable obligations	—	(68)	—	(68)
Interest	—	(68)	—	(68)
Sales receivable	20,765	1,938	14	1,952
Shares	1,258	1,244	(1)	1,243
Interest	—	694	—	694
Foreign currency	19,507	—	15	15
Sales deliverable obligations	4,348	(694)	—	(694)
Interest	694	(694)	—	(694)
Foreign currency	3,654	—	—	—
Credit derivatives	21,556	(532)	576	44
Asset position	13,414	(271)	513	242
Shares	1,784	(37)	101	64
Commodities	18	—	—	—
Interest	11,612	(234)	412	178
Liability position	8,142	(261)	63	(198)
Shares	1,865	(63)	17	(46)
Interest	6,277	(198)	46	(152)
NDF – Non Deliverable Forward	278,531	239	808	1,047
Asset position	144,123	5,256	687	5,943
Shares	5	—	—	—
Commodities	2,489	478	(1)	477
Foreign currency	141,629	4,778	688	5,466
Liability position	134,408	(5,017)	121	(4,896)
Commodities	1,104	(50)	3	(47)
Foreign currency	133,304	(4,967)	118	(4,849)
Other derivative financial instruments	6,064	25	303	328
Asset position	5,132	164	319	483
Shares	202	—	8	8
Interest	4,869	161	29	190
Foreign currency	61	3	282	285
Liability position	932	(139)	(16)	(155)
Shares	576	(9)	(12)	(21)
Interest	347	(130)	(3)	(133)
Foreign currency	9	—	(1)	(1)
	Asset	42,097	26,948	69,045
	Liability	(41,710)	(21,494)	(63,204)
	Total	387	5,454	5,841
Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount (*)	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2021
Future contracts	370,243	248,922	74,456	164,160	857,781
Swap contracts	131,681	155,022	121,040	930,714	1,338,457
Option contracts	1,230,470	268,254	45,731	77,281	1,621,736
Forwards	3,173	13,402	9,551	3	26,129
Credit derivatives	—	6,602	826	14,128	21,556
NDF - Non Deliverable Forward	77,962	113,359	48,091	39,119	278,531
Other derivative financial instruments	199	739	624	4,502	6,064

(*)	Comprises R$ 289,252 (R$ 353,672 at 12/31/2020) pegged to Libor.

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders’ equity)	Fair value
	12/31/2020	12/31/2020	12/31/2020	12/31/2020
Future contracts	781,453	—	—	—
Purchase commitments	338,165	—	—	—
Shares	8,300	—	—	—
Commodities	1,170	—	—	—
Interest	304,454	—	—	—
Foreign currency	24,241	—	—	—
Commitments to sell	443,288	—	—	—
Shares	7,535	—	—	—
Commodities	2,201	—	—	—
Interest	397,157	—	—	—
Foreign currency	36,395	—	—	—
Swap contracts		(6,054)	284	(5,770)
Asset position	1,442,449	16,840	29,179	46,019
Commodities	278	1	—	1
Interest	1,423,134	14,030	27,953	41,983
Foreign currency	19,037	2,809	1,226	4,035
Liability position	1,442,449	(22,894)	(28,895)	(51,789)
Shares	108	(12)	2	(10)
Commodities	341	(9)	—	(9)
Interest	1,425,904	(19,112)	(28,584)	(47,696)
Foreign currency	16,096	(3,761)	(313)	(4,074)
Option contracts	1,738,849	22	134	156
Purchase commitments – long position	131,134	14,538	1,828	16,366
Shares	12,400	345	976	1,321
Commodities	356	14	13	27
Interest	50,771	614	(282)	332
Foreign currency	67,607	13,565	1,121	14,686
Commitments to sell – long position	743,573	2,933	1,119	4,052
Shares	14,659	728	62	790
Commodities	75	2	(1)	1
Interest	659,826	1,087	1,373	2,460
Foreign currency	69,013	1,116	(315)	801
Purchase commitments – short position	129,150	(13,934)	(1,797)	(15,731)
Shares	13,080	(348)	(1,119)	(1,467)
Commodities	899	(28)	(18)	(46)
Interest	55,369	(532)	318	(214)
Foreign currency	59,802	(13,026)	(978)	(14,004)
Commitments to sell – short position	734,992	(3,515)	(1,016)	(4,531)
Shares	13,200	(524)	(156)	(680)
Commodities	246	(10)	6	(4)
Interest	653,376	(978)	(1,317)	(2,295)
Foreign currency	68,170	(2,003)	451	(1,552)
Forward operations	23,989	1,195	(15)	1,180
Purchases receivable	18,666	1,014	(3)	1,011
Shares	304	304	(3)	301
Interest	584	710	—	710
Foreign currency	17,778	—	—	—
Purchases payable obligations	—	(584)	—	(584)
Interest	—	(584)	—	(584)
Sales receivable	1,132	1,073	1	1,074
Shares	770	765	1	766
Interest	—	308	—	308
Foreign currency	362	—	—	—
Sales deliverable obligations	4,191	(308)	(13)	(321)
Interest	308	(308)	—	(308)
Foreign currency	3,883	—	(13)	(13)
Credit derivatives	20,060	(432)	512	80
Asset position	15,877	(270)	426	156
Shares	2,796	(84)	172	88
Commodities	19	—	1	1
Interest	13,062	(186)	253	67
Liability position	4,183	(162)	86	(76)
Shares	1,154	(45)	11	(34)
Commodities	3	—	—	—
Interest	3,026	(117)	75	(42)
NDF – Non Deliverable Forward	313,463	1,214	(44)	1,170
Asset position	156,542	7,467	129	7,596
Commodities	1,715	278	(16)	262
Foreign currency	154,827	7,189	145	7,334
Liability position	156,921	(6,253)	(173)	(6,426)
Commodities	975	(37)	(1)	(38)
Foreign currency	155,946	(6,216)	(172)	(6,388)
Other derivative financial instruments	6,413	181	2	183
Asset position	5,274	196	34	230
Shares	47	(3)	3	—
Interest	5,225	199	(26)	173
Foreign currency	2	—	57	57
Liability position	1,139	(15)	(32)	(47)
Shares	705	(6)	(22)	(28)
Interest	434	(9)	(10)	(19)
	Asset	43,791	32,713	76,504
	Liability	(47,665)	(31,840)	(79,505)
	Total	(3,874)	873	(3,001)
Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2020
Future contracts	305,076	242,842	108,338	125,197	781,453
Swap contracts	272,932	123,360	118,617	927,540	1,442,449
Option contracts	1,012,965	216,425	250,966	258,493	1,738,849
Forwards	19,013	3,999	972	5	23,989
Credit derivatives	—	8,515	804	10,741	20,060
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463
Other derivative financial instruments	15	709	279	5,410	6,413

III - Derivatives by notional amount
See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter
market) and counterparties.

	12/31/2021
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	857,781	817,629	1,530,730	25,368	7,535	65,035	—
Over-the-counter market	—	520,828	91,006	761	14,021	213,496	6,064
Financial institutions	—	413,651	57,540	761	14,021	76,415	4,861
Companies	—	103,758	32,415	—	—	136,270	1,200
Individuals	—	3,419	1,051	—	—	811	3

Total	857,781	1,338,457	1,621,736	26,129	21,556	278,531	6,064

	12/31/2020
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	781,453	835,744	1,617,643	23,097	3,743	67,887	—
Over-the-counter market	—	606,705	121,206	892	16,317	245,576	6,413
Financial institutions	—	531,303	84,865	892	16,317	124,124	5,140
Companies	—	69,337	35,021	—	—	120,476	1,273
Individuals	—	6,065	1,320	—	—	976	—

Total	781,453	1,442,449	1,738,849	23,989	20,060	313,463	6,413

IV - Credit derivatives
ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk.
CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.
TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	12/31/2021
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	9,837	1,681	3,566	4,590	—
TRS	5,610	5,610	—	—	—

Total by instrument	15,447	7,291	3,566	4,590	—

By risk rating
Investment grade	516	194	253	69	—
Below investment grade	14,931	7,097	3,313	4,521	—

Total by risk	15,447	7,291	3,566	4,590	—

By reference entity
Brazilian government	11,882	6,144	1,792	3,946	—
Governments – abroad	196	33	102	61	—
Private entities	3,369	1,114	1,672	583	—

Total by entity	15,447	7,291	3,566	4,590	—

	12/31/2020
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,501	1,181	3,928	3,372	20
TRS	7,854	7,854	—	—	—

Total by instrument	16,355	9,035	3,928	3,372	20

By risk rating
Investment grade	752	296	372	84	—
Below investment grade	15,603	8,739	3,556	3,288	20

Total by risk	16,355	9,035	3,928	3,372	20

By reference entity
Brazilian government	12,433	8,255	1,627	2,551	—
Governments – abroad	243	66	122	55	—
Private entities	3,679	714	2,179	766	20

Total by entity	16,355	9,035	3,928	3,372	20

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

	12/31/2021
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,837)	6,109	(3,728)
TRS	(5,610)	—	(5,610)

Total	(15,447)	6,109	(9,338)

	12/31/2020
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,501)	3,705	(4,796)
TRS	(7,854)	—	(7,854)

Total	(16,355)	3,705	(12,650)

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
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2021
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral received	Total
Securities purchased under agreements to resell	169,711	—	169,711	(3,649)	—	166,062
Derivatives financial instruments	69,045	—	69,045	(14,517)	(217)	54,311

	12/31/2020
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral received	Total
Securities purchased under agreements to resell	239,935	—	239,935	(1,657)	—	238,278
Derivatives financial instruments	76,504	—	76,504	(15,621)	—	60,883
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2021
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral pledged	Total
Securities sold under repurchase agreements	252,848	—	252,848	(39,317)	—	213,531
Derivatives financial instruments	63,204	—	63,204	(14,517)	—	48,687

	12/31/2020
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)
				Financial instruments (3)	Cash collateral pledged	Total
Securities sold under repurchase agreements	273,364	—	273,364	(42,161)	—	231,203
Derivatives financial instruments	79,505	—	79,505	(15,621)	(574)	63,310

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.
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

F-
43

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
ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:
Interest rate risks:

•	Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts;

•	Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts;

•	Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts;

•	Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts;

•	Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate , through swap contracts;

•	Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts;

•	Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF	– Chilean unit of account / TPM – Monetary policy rate
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

		12/31/2021
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other	Cash flow hedge	Notional	Variation in fair value used to calculate hedge
Strategies	Heading	Assets	Liabilities	comprehensive income	reserve	Amount	ineffectiveness
Interest rate risk
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	—	39,142	1,065	1,065	39,136	1,072
Hedge of assets transactions	Loans and lease operations and Securities	8,621	—	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	40,526	—	(1,686)	(1,686)	39,962	(1,698)
Hedge of loan operations	Loans and lease operations	131	—	—	—	131	1
Hedge of funding	Deposits	—	5,749	30	30	5,779	30
Hedge of assets denominated in UF	Securities	14,558	—	(127)	(127)	14,683	(127)
Foreign exchange risk
Hedge of highly probable forecast transactions		3,508	—	185	740	3,508	185

Total		67,344	44,891	(942)	(387)	111,412	(946)

		12/31/2020
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other	Cash flow hedge	Notional	Variation in fair value used to calculate hedge
Strategies	Heading	Assets	Liabilities	comprehensive income	reserve	Amount	ineffectiveness
Interest rate risk
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	—	103,407	(2,423)	(2,458)	103,407	(2,429)
Hedge of assets transactions	Loans and lease operations and Securities	5,673	—	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,533	—	697	697	31,417	699
Hedge of loan operations	Loans and lease operations	327	—	12	12	316	15
Hedge of funding	Deposits	—	2,007	(10)	(10)	1,996	(11)
Hedge of assets denominated in UF	Securities	16,674	—	(4)	(4)	16,677	(1)
Foreign exchange risk
Hedge of highly probable forecast transactions		1,314	—	(105)	148	1,314	(105)

Total		53,521	105,414	(1,767)	(1,549)	160,870	(1,766)

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

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 555 (R$ 218 at 12/31/2020).

	12/31/2021
	Notional	Book Value (*)		Variations in fair value used to calculate hedge	Variation in value recognized in Other comprehensive	Hedge ineffectiveness recognized in	Amount reclassified from Cash flow hedge
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	income	income	reserve to income
Interest rate risk
Futures	87,311	144	—	(1,035)	(1,030)	(5)	(13)
Swap	20,593	5,749	14,688	(96)	(97)	1	—
Foreign exchange risk
Futures	3,508	—	3,665	185	185	—	—

Total	111,412	5,893	18,353	(946)	(942)	(4)	(13)

	12/31/2020
	Notional	Book Value (*)		Variations in fair value used to calculate hedge	Variation in value recognized in Other comprehensive	Hedge ineffectiveness recognized in	Amount reclassified from Cash flow hedge
Hedge Instruments	amount	Assets	Liabilities	ineffectiveness	income	income	reserve to income
Interest rate risk
Futures	140,567	146	—	(1,664)	(1,660)	(4)	(381)
Swap	18,989	2,007	17,006	3	(2)	5	—
Foreign exchange risk
Futures	1,314	5	298	(105)	(105)	—	—

Total	160,870	2,158	17,304	(1,766)	(1,767)	1	(381)

(*)	Amounts recorded under heading Derivatives.

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

	12/31/2021
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other	Foreign currency	Notional	Variation in fair value used to calculate hedge
Strategies	Assets	Liabilities	comprehensive income	convertion reserve	amount	ineffectiveness
Foreign exchange risk
Hedge of net investment in foreign operations (1)	9,646	—	(14,701)	(14,701)	13,888	(14,688)

Total	9,646	—	(14,701)	(14,701)	13,888	(14,688)

	12/31/2020
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other	Foreign currency	Notional	Variation in fair value used to calculate hedge
Strategies	Assets	Liabilities	comprehensive income	convertion reserve	amount	ineffectiveness
Foreign exchange risk
Hedge of net investment in foreign operations (1)	15,277	—	(14,598)	(14,598)	24,619	(14,601)

Total	15,277	—	(14,598)	(14,598)	24,619	(14,601)

(1)	Hedge instruments consider the gross tax position.
(2)	Amounts recorded under heading Derivatives.
In the period, the amount of R$ 11,752 was reversed from the hedge relationship, which remaining balance in the Foreign currency convertion reserve (Stockholders’ equity) is R$ (6,238), with no effect on the result as foreign investments were maintained.

	12/31/2021
				Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income

	Notional amount	Book Value (*)
Hedge instruments		Assets	Liabilities
Foreign exchange risk
Futures	2,126	286	—	(3,252)	(3,241)	(11)	—
Futures / NDF - Non Deliverable	6,000	208	—	(3,502)	(3,529)	27	—
Futures / Financial Assets	5,762	6,566	3,653	(7,934)	(7,931)	(3)	—

Total	13,888	7,060	3,653	(14,688)	(14,701)	13	—

	12/31/2021
				Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income

	Notional amount	Book Value (*)
Hedge instruments		Assets	Liabilities
Foreign exchange risk
Futures	5,052	—	31	(3,844)	(3,836)	(8)	—
Futures / NDF - Non Deliverable	15,196	445	—	(8,006)	(7,993)	(13)	—
Futures / Financial Assets	4,371	4,556	2,762	(2,751)	(2,769)	18	—

Total	24,619	5,001	2,793	(14,601)	(14,598)	(3)	—

(*)	Amounts recorded under heading Derivatives.

c)	Fair value hedge
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

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

	12/31/2021
	Hedge Item					Hedge Instruments (2)
							Variation in fair
					Variation in fair value		value used to
	Book Value (1)		Fair value		recognized in	Notional	calculate hedge
Strategies	Assets	Liabilities	Assets	Liabilities	income	amount	ineffectiveness
Interest rate risk
Hedge of loan operations	8,890	—	8,917	—	27	8,890	(28)
Hedge of funding	—	11,051	—	10,661	390	11,051	(388)
Hedge of securities at fair value through other comprehensive income	3,187	—	2,976	—	(211)	3,220	206

Total	12,077	11,051	11,893	10,661	206	23,161	(210)

	12/31/2020
	Hedge Item					Hedge Instruments (2)
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
Strategies	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	9,205	—	9,616	—	411	9,205	(423)
Hedge of funding	—	10,200	—	11,591	(1,391)	10,200	1,390
Hedge of securities at fair value through other comprehensive income	10,192	—	10,412	—	220	10,383	(226)

Total	19,397	10,200	20,028	11,591	(760)	29,788	741

(1)	Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
(2)	Comprises the amount of R$ 6,422 (R$ 4,915 at 12/31/2020) related to instruments exposed by the change in reference interest rates - IBORs.
In the period, the amount of R$ 7,976 was reversed from the hedge relationship, which effective portion is R$ 104, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.
For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

	12/31/2021
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Swap	23,161	2	5,428	(210)	(4)

Total	23,161	2	5,428	(210)	(4)

	12/31/2020
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Swap	29,788	2,871	5,812	741	(19)

Total	29,788	2,871	5,812	741	(19)

(1)	Amounts recorded under heading Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	12/31/2021			12/31/2020
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	39,136	86	39,142	103,407	158	103,407
Hedge of highly probable forecast transactions	3,508	185	3,508	1,314	(105)	1,314
Hedge of net investment in foreign operations	13,888	3,407	9,646	24,619	2,208	15,277
Hedge of loan operations (Fair value)	8,890	(28)	8,890	9,205	(423)	9,205
Hedge of loan operations (Cash flow)	131	1	131	316	15	327
Hedge of funding (Fair value)	11,051	(388)	11,051	10,200	1,390	10,200
Hedge of funding (Cash flow)	5,779	30	5,749	1,996	(11)	2,007
Hedge of assets transactions	8,213	(409)	8,621	5,743	66	5,673
Hedge of asset-backed securities under repurchase agreements	39,962	50	40,526	31,417	(11)	29,533
Hedge of assets denominated in UF	14,683	(127)	14,558	16,677	(1)	16,674
Hedge of securities at fair value through other comprehensive income	3,220	206	3,187	10,383	(226)	10,192

Total		3,013			3,060

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2021
	0-1 ano	1-2 anos	2-3 anos	3-4 anos	4-5 anos	5-10 anos	Acima de 10 anos	Total
Hedge of deposits and repurchase agreements	1,284	9,453	14,221	7,313	5,332	1,533	—	39,136
Hedge of highly probable forecast transactions	3,508	—	—	—	—	—	—	3,508
Hedge of net investment in foreign operations (*)	13,888	—	—	—	—	—	—	13,888
Hedge of loan operations (Fair value)	3,377	1,522	797	838	809	1,547	—	8,890
Hedge of loan operations (Cash flow)	131	—	—	—	—	—	—	131
Hedge of funding (Fair value)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of funding (Cash flow)	2,147	3,632	—	—	—	—	—	5,779
Hedge of assets transactions	2,198	—	6,015	—	—	—	—	8,213
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	—	603	—	39,962
Hedge of assets denominated in UF	10,148	4,535	—	—	—	—	—	14,683
Hedge of securities at fair value through other comprehensive income	—	453	56	1,692	26	993	—	3,220

Total	40,209	35,630	30,367	23,214	9,087	8,592	1,362	148,461

	12/31/2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	70,200	9,077	13,059	5,504	4,848	719	—	103,407
Hedge of highly probable forecast transactions	1,314	—	—	—	—	—	—	1,314
Hedge of net investment in foreign operations (*)	24,619	—	—	—	—	—	—	24,619
Hedge of loan operations (Fair value)	2,999	1,793	1,297	447	898	1,771	—	9,205
Hedge of loan operations (Cash flow)	212	104	—	—	—	—	—	316
Hedge of funding (Fair value)	213	657	549	176	581	5,448	2,576	10,200
Hedge of funding (Cash flow)	1,765	27	204	—	—	—	—	1,996
Hedge of assets transactions	3,604	2,139	—	—	—	—	—	5,743
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	—	804	—	—	31,417
Hedge of assets denominated in UF	15,400	1,277	—	—	—	—	—	16,677
Hedge of securities at fair value through other comprehensive income	5,876	1,382	10	—	719	2,396	—	10,383

Total	148,388	18,753	21,249	6,127	7,850	10,334	2,576	215,277

(*)	Classified as current, since instruments are frequently renewed.

Note 8 – Financial assets at fair value through other comprehensive income - Securities
The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	12/31/2021				12/31/2020
	Gross carrying amount	Fair value adjustments (in stockholders’ equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders’ equity) (2)	Expected loss	Fair value
Brazilian government securities (1a)	71,298	(1,656)	—	69,642	65,235	2,714	—	67,949
Other government securities	36	—	(36)	—	36	—	(36)	—
Government securities – abroad (1b)	30,507	(313)	—	30,194	34,365	38	(1)	34,402
Argentina	409	(4)	—	405	—	—	—	—
Colombia	1,942	(95)	—	1,847	3,913	73	—	3,986
Chile	19,885	(151)	—	19,734	21,639	12	—	21,651
United States	4,520	(2)	—	4,518	3,751	(1)	—	3,750
Mexico	1,028	(6)	—	1,022	1,180	1	—	1,181
Paraguay	1,516	(57)	—	1,459	3,008	(60)	(1)	2,947
Uruguay	1,207	2	—	1,209	874	13	—	887
Corporate securities (1c)	6,714	(880)	(48)	5,786	7,799	(152)	(56)	7,591
Shares	1,629	(886)	—	743	1,640	(258)	—	1,382
Bank deposit certificates	132	(1)	—	131	305	2	—	307
Debentures	392	3	(44)	351	956	(23)	(44)	889
Eurobonds and other	4,498	1	(1)	4,498	4,895	127	(9)	5,013
Financial bills	6	—	—	6	—	—	—	—
Other	57	3	(3)	57	3	—	(3)	—

Total	108,555	(2,849)	(84)	105,622	107,435	2,600	(93)	109,942

(1)
Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 43,500 (R$ 35,203 at 12/31/2020), b) R$ 2,385 (R$ 2,398 at 12/31/2020) and c) R$ 778 (R$ 518 at 12/31/2020), totaling R$ 40,723 (R$ 38,119 at 12/31/2020).

(2)
In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the
COVID-19
pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2021		12/31/2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	27,398	26,428	33,094	32,872
Non-stated maturity	1,629	743	1,640	1,382
Up to one year	25,769	25,685	31,454	31,490
Non-current	81,157	79,194	74,341	77,070
From one to five years	64,034	63,256	52,825	54,452
From five to ten years	12,017	11,557	14,084	14,852
After ten years	5,106	4,381	7,432	7,766

Total	108,555	105,622	107,435	109,942

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	12/31/2021
	Gross carrying amount	Adjustments to fair value (in Stockholders’ equity)	Expected loss	Fair Value
Shares	1,629	(886)	—	743

Total	1,629	(886)	—	743

	12/31/2020
	Gross carrying amount	Adjustments to fair value (in Stockholders’ equity)	Expected loss	Fair Value
Shares	1,640	(258)	—	1,382

Total	1,640	(258)	—	1,382

In the period there was no receipt of dividends and there was no reclassification within Stockholders´ Equity.
ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	12/31/2021		12/31/2020
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	1,629	743	1,640	1,382
Non-stated maturity	1,629	743	1,640	1,382

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2021
Financial assets at fair value through other comprehensive income	(93)	3	(2)	8	—	—	—	—	(84)

Brazilian government securities	(36)	—	—	—	—	—	—	—	(36)
Other	(36)	—	—	—	—	—	—	—	(36)
Government securities - abroad	(1)	1	—	—	—	—	—	—	—
Corporate securities	(56)	2	(2)	8	—	—	—	—	(48)
Debentures	(44)	—	—	—	—	—	—	—	(44)
Eurobonds and other	(9)	2	(2)	8	—	—	—	—	(1)
Other	(3)	—	—	—	—	—	—	—	(3)

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2020
Financial assets at fair value through other comprehensive income	(86)	(8)	(17)	18	—	—	—	—	(93)

Brazilian government securities	(36)	—	—	—	—	—	—	—	(36)
Other	(36)	—	—	—	—	—	—	—	(36)
Government securities - abroad	(3)	2	(1)	1	—	—	—	—	(1)
Corporate securities	(47)	(10)	(16)	17	—	—	—	—	(56)
Debentures	(43)	—	(1)	—	—	—	—	—	(44)
Eurobonds and other	(1)	(10)	(15)	17	—	—	—	—	(9)
Other	(3)	—	—	—	—	—	—	—	(3)
Note 9 - Financial assets at amortized cost - Securities
The Financial assets at amortized cost - Securities are as follows:

	12/31/2021				12/31/2020
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1a)	68,045	(37)	68,008	64,568	(44)	64,524
Government securities – abroad	24,888	(7)	24,881	19,095	(14)	19,081
Colombia	925	(1)	924	500	—	500
Chile	828	—	828	705	(1)	704
Korea	5,604	—	5,604	3,951	(4)	3,947
Spain	6,132	(1)	6,131	4,847	(3)	4,844
Mexico	11,377	(5)	11,372	9,042	(6)	9,036
Uruguay	22	—	22	50	—	50
Corporate securities (1b)	54,813	(1,904)	52,909	46,141	(3,007)	43,134
Rural product note	5,906	(14)	5,892	3,499	(25)	3,474
Bank deposit certificates	110	(1)	109	30	—	30
Real estate receivables certificates	3,988	(1)	3,987	4,806	(12)	4,794
Debentures	39,403	(1,883)	37,520	34,849	(2,952)	31,897
Eurobonds and other	457	(2)	455	209	(1)	208
Financial bills	51	—	51	—	—	—
Promissory and commercial notes	4,219	(2)	4,217	2,023	(10)	2,013
Other	679	(1)	678	725	(7)	718

Total	147,746	(1,948)	145,798	129,804	(3,065)	126,739

(1)
Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 12,570 (R$ 13,786 at 12/31/2020); and b) R$ 11,358 (R$ 14,364 at 12/31/2020), totaling R$ 23,928 (R$ 28,150 at 12/31/2020).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2021		12/31/2020
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	45,353	45,169	38,285	37,672
Up to one year	45,353	45,169	38,285	37,672
Non-current	102,393	100,629	91,519	89,067
From one to five years	70,924	69,965	56,447	55,070
From five to ten years	26,404	25,600	24,434	23,697
After ten years	5,065	5,064	10,638	10,300

Total	147,746	145,798	129,804	126,739

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	(185)	188	(147)	70	—	—	—	—	(74)

Brazilian government securities	(44)	7	—	—	—	—	—	—	(37)
Government securities - abroad	(14)	37	(36)	6	—	—	—	—	(7)
Chile	(1)	1	—	—	—	—	—	—	—
Colombia	—	4	(6)	1	—	—	—	—	(1)
Korea	(4)	7	(3)	—	—	—	—	—	—
Spain	(3)	6	(5)	1	—	—	—	—	(1)
Mexico	(6)	19	(22)	4	—	—	—	—	(5)
Corporate securities	(127)	144	(111)	64	—	—	—	—	(30)
Rural product note	(23)	39	(24)	3	—	—	—	—	(5)
Bank deposit certificate	—	1	(10)	8	—	—	—	—	(1)
Real estate receivables certificates	(8)	6	—	1	—	—	—	—	(1)
Debentures	(78)	74	(52)	38	—	—	—	—	(18)
Eurobonds and other	(1)	8	(20)	11	—	—	—	—	(2)
Promissory and commercial notes	(10)	10	(5)	3	—	—	—	—	(2)
Other	(7)	6	—	—	—	—	—	—	(1)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	(53)	19	(20)	16	—	—	—	—	(38)

Corporate securities	(53)	19	(20)	16	—	—	—	—	(38)
Rural product note	(2)	2	—	—	—	—	—	—	—
Real estate receivables certificates	(4)	—	—	4	—	—	—	—	—
Debentures	(47)	17	(20)	12	—	—	—	—	(38)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2021
Financial assets at amortized cost	(2,827)	610	(51)	432	—	—	—	—	(1,836)

Corporate securities	(2,827)	610	(51)	432	—	—	—	—	(1,836)
Rural product note	—	6	(15)	—	—	—	—	—	(9)
Debentures	(2,827)	604	(36)	432	—	—	—	—	(1,827)

Stage1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	(198)	(113)	(172)	311	21	—	—	(34)	(185)
Brazilian government securities	(52)	8	—	—	—	—	—	—	(44)
Government securities - abroad	—	8	(34)	12	—	—	—	—	(14)
Chile	—	(1)	—	—	—	—	—	—	(1)
Colombia	—	—	(2)	2	—	—	—	—	—
Korea	—	7	(14)	3	—	—	—	—	(4)
Spain	—	—	(3)	—	—	—	—	—	(3)
Mexico	—	2	(15)	7	—	—	—	—	(6)
Corporate securities	(146)	(129)	(138)	299	21	—	—	(34)	(127)
Rural product note	(9)	15	(44)	15	—	—	—	—	(23)
Real estate receivables certificates	(2)	(10)	(9)	13	—	—	—	—	(8)
Debentures	(131)	(124)	(60)	250	21	—	—	(34)	(78)
Eurobonds and other	(1)	(6)	(2)	8	—	—	—	—	(1)
Promissory and commercial notes	(3)	(7)	(10)	10	—	—	—	—	(10)
Other	—	3	(13)	3	—	—	—	—	(7)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2020
Financial assets at amortized cost	(58)	(9)	(67)	61	—	54	(21)	(13)	(53)

Corporate securities	(58)	(9)	(67)	61	—	54	(21)	(13)	(53)
Rural product note	(5)	(3)	—	5	—	1	—	—	(2)
Real estate receivables certificates	—	(4)	—	—	—	—	—	—	(4)
Debentures	(53)	(1)	(67)	55	—	53	(21)	(13)	(47)
Eurobonds and other	—	(1)	—	1	—	—	—	—	—

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2020
Financial assets at amortized cost	(2,397)	(1,278)	(238)	1,093	34	13	—	(54)	(2,827)

Corporate securities	(2,397)	(1,278)	(238)	1,093	34	13	—	(54)	(2,827)
Rural product note	(33)	(7)	(1)	42	—	—	—	(1)	—
Debentures	(2,348)	(1,287)	(207)	1,021	34	13	—	(53)	(2,827)
Other	(16)	16	(30)	30	—	—	—	—	—

Note 10 - Loan and lease operations

a)	Composition of loans and lease operations portfolio
Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	12/31/2021	12/31/2020
Individuals	332,536	255,483
Credit card	112,809	87,073
Personal loan	42,235	35,346
Payroll loans	63,416	55,508
Vehicles	29,621	23,290
Mortgage loans	84,455	54,266
Corporate	135,034	134,521
Micro / small and medium companies	149,970	121,955
Foreign loans - Latin America	205,050	202,145

Total loans and lease operations	822,590	714,104

Provision for Expected Loss (1)	(44,316)	(48,322)

Total loans and lease operations, net of Expected Credit Loss	778,274	665,782

(1)	Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (767) (R$ (907) at 12/31/2020) and Loan commitments R$ (4,433) (R$ (3,485) at 12/31/2020).

By maturity	12/31/2021	12/31/2020
Overdue as from 1 day	20,960	18,683
Falling due up to 3 months	211,329	172,497
Falling due from 3 months to 12 months	205,119	181,033
Falling due after 1 year	385,182	341,891

Total loans and lease operations	822,590	714,104

By concentration	12/31/2021	12/31/2020
Largest debtor	6,414	7,243
10 largest debtors	33,694	37,863
20 largest debtors	49,541	54,812
50 largest debtors	79,403	83,438
100 largest debtors	111,116	112,333
The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

b)	Gross Carrying Amount (Loan Portfolio)
Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	199,158	(30,578)	(1,663)	12,788	—	—	90,666	270,371
Corporate	123,665	(865)	(109)	1,338	43	—	4,447	128,519
Micro / Small and medium companies	96,784	(14,019)	(960)	9,630	146	—	32,974	124,555
Foreign loans - Latin America	167,601	(8,527)	(929)	5,794	468	—	14,312	178,719

Total	587,208	(53,989)	(3,661)	29,550	657	—	142,399	702,164

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	30,793	(12,788)	(7,207)	30,578	1,141	—	(4,349)	38,168
Corporate	2,793	(1,338)	(182)	865	20	—	(558)	1,600
Micro / Small and medium companies	15,965	(9,630)	(2,867)	14,019	742	—	(1,480)	16,749
Foreign loans - Latin America	16,692	(5,794)	(3,630)	8,527	959	—	(3,365)	13,389

Total	66,243	(29,550)	(13,886)	53,989	2,862	—	(9,752)	69,906

Stage 3	Balance at 12/31/2020	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	25,532	—	(1,141)	1,663	7,207	(10,309)	1,045	23,997
Corporate	8,063	(43)	(20)	109	182	(310)	(3,066)	4,915
Micro / Small and medium companies	9,206	(146)	(742)	960	2,867	(2,354)	(1,125)	8,666
Foreign loans - Latin America	17,852	(468)	(959)	929	3,630	(5,034)	(3,008)	12,942

Total	60,653	(657)	(2,862)	3,661	13,886	(18,007)	(6,154)	50,520

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	255,483	(10,309)	87,362	332,536
Corporate	134,521	(310)	823	135,034
Micro / Small and medium companies	121,955	(2,354)	30,369	149,970
Foreign loans - Latin America	202,145	(5,034)	7,939	205,050

Total (2)	714,104	(18,007)	126,493	822,590

(1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2)	Comprises R$ 29,875 pegged to Libor.
Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	199,907	(32,363)	(1,779)	10,186	38	—	23,169	199,158
Corporate	91,448	(2,822)	(82)	996	299	—	33,826	123,665
Micro / Small and medium companies	77,722	(14,370)	(1,501)	4,827	875	—	29,231	96,784
Foreign loans - Latin America	132,812	(12,793)	(2,456)	3,229	47	—	46,762	167,601

Total	501,889	(62,348)	(5,818)	19,238	1,259	—	132,988	587,208

Stage 2	Balance at 12/31/2019	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	19,070	(10,186)	(7,158)	32,363	964	—	(4,260)	30,793
Corporate	911	(996)	(370)	2,822	51	—	375	2,793
Micro / Small and medium companies	7,225	(4,827)	(2,193)	14,370	483	—	907	15,965
Foreign loans - Latin America	14,714	(3,229)	(11,998)	12,793	834	—	3,578	16,692

Total	41,920	(19,238)	(21,719)	62,348	2,332	—	600	66,243

Stage 3	Balance at 12/31/2019	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	21,513	(38)	(964)	1,779	7,158	(11,764)	7,848	25,532
Corporate	8,430	(299)	(51)	82	370	570	(1,039)	8,063
Micro / Small and medium companies	5,786	(875)	(483)	1,501	2,193	(1,836)	2,920	9,206
Foreign loans - Latin America	6,253	(47)	(834)	2,456	11,998	(608)	(1,366)	17,852

Total	41,982	(1,259)	(2,332)	5,818	21,719	(13,638)	8,363	60,653

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2020
Individuals	240,490	(11,764)	26,757	255,483
Corporate	100,789	570	33,162	134,521
Micro / Small and medium companies	90,733	(1,836)	33,058	121,955
Foreign loans - Latin America	153,779	(608)	48,974	202,145

Total (2)	585,791	(13,638)	141,951	714,104

(1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2)	Comprises R$ 40,454 pegged to Libor.
Modification of financial assets
In the period, financial assets were modified in stages 2 and stage 3 which net of allowance for expected loan losses was R$ 10,330 (R$ 9,017 at 12/31/2020) before modification, giving effect on the result of R$ 5 (R$ (43) from 01/01 to 12/31/2020). At 12/31/2021, financial assets that were modified in the period and migrated to stage 1 correspond to the amount of R$ 1,330 (R$ 678 at 12/31/2020).

c)	Expected credit loss
Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(5,403)	1,435	203	(579)	—	—	(2,507)	(6,851)
Corporate	(740)	36	8	(132)	(2)	—	417	(413)
Micro / Small and medium companies	(1,273)	592	64	(464)	(51)	—	(680)	(1,812)
Foreign loans - Latin America	(2,389)	226	12	(179)	(46)	—	3	(2,373)

Total	(9,805)	2,289	287	(1,354)	(99)	—	(2,767)	(11,449)

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(3,255)	579	2,639	(1,435)	(79)	—	(2,950)	(4,501)
Corporate	(1,261)	132	32	(36)	(6)	—	274	(865)
Micro / Small and medium companies	(1,337)	464	685	(592)	(112)	—	(664)	(1,556)
Foreign loans - Latin America	(2,029)	179	867	(226)	(284)	—	140	(1,353)

Total	(7,882)	1,354	4,223	(2,289)	(481)	—	(3,200)	(8,275)

Stage 3	Balance at 12/31/2020	Cure to Stagee 1	Cure to Stag 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(12,472)	—	79	(203)	(2,639)	10,309	(7,942)	(12,868)
Corporate	(5,952)	2	6	(8)	(32)	310	2,145	(3,529)
Micro / Small and medium companies	(3,759)	51	112	(64)	(685)	2,354	(2,032)	(4,023)
Foreign loans - Latin America	(8,452)	46	284	(12)	(867)	5,034	(205)	(4,172)

Total	(30,635)	99	481	(287)	(4,223)	18,007	(8,034)	(24,592)

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	(Increase) / Reversal	Closing balance at 12/31/2021 (2)
Individuals	(21,130)	10,309	(13,399)	(24,220)
Corporate	(7,953)	310	2,836	(4,807)
Micro / Small and medium companies	(6,369)	2,354	(3,376)	(7,391)
Foreign loans - Latin America	(12,870)	5,034	(62)	(7,898)

Total	(48,322)	18,007	(14,001)	(44,316)

(1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2)	Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).
Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(5,215)	1,541	197	(525)	—	—	(1,401)	(5,403)
Corporate	(506)	205	3	(180)	(17)	—	(245)	(740)
Micro / Small and medium companies	(1,092)	698	90	(306)	(41)	—	(622)	(1,273)
Foreign loans - Latin America	(1,353)	275	513	(104)	(12)	—	(1,708)	(2,389)

Total	(8,166)	2,719	803	(1,115)	(70)	—	(3,976)	(9,805)

Stage 2	Balance at 12/31/2019	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(2,811)	525	2,872	(1,541)	(69)	—	(2,231)	(3,255)
Corporate	(91)	180	63	(205)	(9)	—	(1,199)	(1,261)
Micro / Small and medium companies	(890)	306	550	(698)	(92)	—	(513)	(1,337)
Foreign loans - Latin America	(2,765)	104	2,084	(275)	(218)	—	(959)	(2,029)

Total	(6,557)	1,115	5,569	(2,719)	(388)	—	(4,902)	(7,882)

Stage 3	Balance at 12/31/2019	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2020
Individuals	(11,427)	—	69	(197)	(2,872)	11,764	(9,809)	(12,472)
Corporate	(6,288)	17	9	(3)	(63)	(570)	946	(5,952)
Micro / Small and medium companies	(2,567)	41	92	(90)	(550)	1,836	(2,521)	(3,759)
Foreign loans - Latin America	(2,503)	12	218	(513)	(2,084)	608	(4,190)	(8,452)

Total	(22,785)	70	388	(803)	(5,569)	13,638	(15,574)	(30,635)

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal (2)	Closing balance at 12/31/2020 (3)
Individuals	(19,453)	11,764	(13,441)	(21,130)
Corporate	(6,885)	(570)	(498)	(7,953)
Micro / Small and medium companies	(4,549)	1,836	(3,656)	(6,369)
Foreign loans - Latin America	(6,621)	608	(6,857)	(12,870)

Total	(37,508)	13,638	(24,452)	(48,322)

(1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2)
The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3)	Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019).

d)	Lease operations - Lessor
Finance leases aire composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2021			12/31/2020
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,365	(351)	2,014	2,277	(597)	1,680
Up to 1 year	2,365	(351)	2,014	2,277	(597)	1,680
Non-current	9,342	(2,743)	6,599	10,553	(2,956)	7,597
From 1 to 2 years	1,727	(456)	1,271	1,809	(472)	1,337
From 2 to 3 years	1,394	(369)	1,025	1,424	(398)	1,026
From 3 to 4 years	1,042	(296)	746	1,153	(337)	816
From 4 to 5 years	834	(251)	583	930	(289)	641
Over 5 years	4,345	(1,371)	2,974	5,237	(1,460)	3,777

Total	11,707	(3,094)	8,613	12,830	(3,553)	9,277

Financial lease revenues are composed of:

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Financial Income	742	645	612
Variable payments	10	40	39

Total	752	685	651

e)	Operations of securitization or transfer and acquisition of financial assets
ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation
covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

	12/31/2021				12/31/2020
	Assets		Liabilities (*)		Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	235	235	235	234	349	366	347	362
Working capital	800	800	795	795	1,297	1,299	1,310	1,312

Total	1,035	1,035	1,030	1,029	1,646	1,665	1,657	1,674

(*)	Under Other liabilities.
From 01/01 to 12/31/2021 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 810, net of the Allowance for Loan Losses (R$ 309 from 01/01 to 12/31/2020).

F-
56

Note 11 - Investments in associates and joint ventures

a)	The following table presents non-material individual investments of ITAU UNIBANCO HOLDING:

	12/31/2021	01/01 to 12/31/2021
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	5,891	1,238	(60)	1,178
Joint ventures (2)	230	(74)	—	(74)

Total	6,121	1,164	(60)	1,104

	12/31/2020	01/01 to 12/31/2020			01/01 to 12/31/2019
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates (1)	15,344	1,556	(59)	1,497	1,380
Joint ventures (2)	226	0571	—	(157)	(65)

Total	15,570	1,399	(59)	1,340	1,315

(1)
At 12/31/2021, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (52.64% total capital and 42.37% voting capital, 52.65% total capital and 42.42% voting capital at 12/31/2020); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2020); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2020); Gestora de Inteligência de Crédito S.A. (19.64% total capital and 20% voting capital; 20% total and voting capital at 12/31/2020), Compañia Uruguaya de Medios de Procesamiento S.A. (29.24% total and voting capital; 31.47% at 12/31/2020); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2020); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2020) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2020). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3) (41% total capital and 29.32% voting capital at 12/31/2020). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(2)
At 12/31/2021, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2020); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2020) and includes result not arising from subsidiaries’ net income.

57

Note 12 – Lease Operations - Lessee
ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 12/31/2021, total cash outflow with lease amounted to R$ 1,448 and lease agreements in the amount of R$ 661 were renewed. There are no relevant sublease agreements.
Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below:

	12/31/2021	12/31/2020
Up to 3 months	304	333
3 months to 1 year	842	945
From 1 to 5 years	3,088	2,830
Over 5 years	1,980	1,930

Total Financial Liability	6,214	6,038

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Sublease revenues	16	8	12
Depreciation expenses	(1,279)	(1,209)	(1,060)
Interest expenses	(302)	(227)	(271)
Lease expenses for low value assets	(84)	(87)	(82)
Variable expenses not include in lease liabilities	(68)	(66)	(81)

Total	(1,717)	(1,581)	(1,482)

In the period from 01/01 to 12/31/2021 and 01/01 to 12/31/2020, there was no impairment adjustment (R$ (175) from 01/01 to 12/31/2019), recorded under the heading General and Administrative Expenses.

Note 13 - Fixed assets

	12/31/2021
Fixed Assets (1)	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real estate		7,372	(4,089)	(110)	3,173
Land	—	1,127	—	—	1,127
Buildings and Improvements	4% to 10%	6,245	(4,089)	(110)	2,046
Other fixed assets		14,659	(10,832)	(37)	3,790
Installations and furniture	10% to 20%	3,312	(2,463)	(10)	839
Data processing systems	20% to 50%	9,094	(7,170)	(27)	1,897
Other (2)	10% to 20%	2,253	(1,199)	—	1,054

Total		22,031	(14,921)	(147)	6,963

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b 3.2 - Off balance commitments).
(2)	Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

	12/31/2020
Fixed Assets (1)	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real estate		7,106	(3,735)	(115)	3,256
Land	—	1,102	—	—	1,102
Buildings and Improvements	4% to 10%	6,004	(3,735)	(115)	2,154
Other fixed assets		13,492	(9,779)	(32)	3,681
Installations and furniture	10% to 20%	3,248	(2,271)	(5)	972
Data processing systems	20% to 50%	8,274	(6,400)	(27)	1,847
Other (2)	10% to 20%	1,970	(1,108)	—	862

Total		20,598	(13,514)	(147)	6,937

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2 - Off balance commitments).
(2)	Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Note 14 - Goodwill and Intangible assets

		Intangible assets
	Goodwill and intangible from acquisition	Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (1)	Total
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2020	13,959	2,822	6,484	7,664	3,274	34,203
Acquisitions (4)	—	5	738	3,511	3,413	7,667
Rescissions / disposals	(10)	—	(65)	(13)	(236)	(324)
Exchange variation	(918)	(155)	(238)	—	(20)	(1,331)
Other (3,5)	—	(15)	(443)	(5)	—	(463)
Balance at 12/31/2021	13,031	2,657	6,476	11,157	6,431	39,752
Amortization
Balance at 12/31/2020	—	(1,347)	(3,680)	(3,288)	(1,410)	(9,725)
Amortization expense (2)	—	(109)	(819)	(942)	(791)	(2,661)
Rescissions / disposals	—	—	28	10	214	252
Exchange variation	—	68	125	—	3	196
Other (3,5)	—	14	197	—	—	211
Balance at 12/31/2021	—	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Impairment (Note 2.4h)
Balance at 12/31/2020	(5,772)	(789)	(204)	(383)	—	(7,148)
Increase	—	—	—	(440)	—	(440)
Disposals	—	—	33	—	—	33
Exchange variation	563	77	—	—	—	640
Balance at 12/31/2021	(5,209)	(712)	(171)	(823)	—	(6,915)
Book value
Balance at 12/31/2021	7,822	571	2,156	6,114	4,447	21,110

(1)	Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(2)
Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).

(3)	Includes the total amount of R$ 34 related to the hyperinflationary adjustment for Argentina.
(4)	Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.
(5)	Includes reclassifications of Software licenses necessary to put data processing systems into use, in the net amount of R$ 327.

F-
60

		Intangible assets
	Goodwill and intangible from acquisition	Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (1)	Total
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2019	11,158	2,518	5,899	5,716	2,971	28,262
Acquisitions	287	—	795	1,968	541	3,591
Rescissions / disposals	—	—	(1,121)	(20)	(137)	(1,278)
Exchange variation	2,514	320	901	—	232	3,967
Other (3)	—	(16)	10	—	(333)	(339)
Balance at 12/31/2020	13,959	2,822	6,484	7,664	3,274	34,203
Amortization
Balance at 12/31/2019	—	(1,057)	(3,206)	(2,497)	(1,242)	(8,002)
Amortization expense (2)	—	(174)	(825)	(779)	(457)	(2,235)
Rescissions / disposals	—	—	834	—	136	970
Exchange variation	—	(126)	(451)	—	(174)	(751)
Other (3)	—	10	(32)	(12)	327	293
Balance at 12/31/2020	—	(1,347)	(3,680)	(3,288)	(1,410)	(9,725)
Impairment (Note 2.4h)
Balance at 12/31/2019	—	—	(171)	(370)	—	(541)
Incresase	(5,772)	(789)	(33)	(13)	—	(6,607)
Disposals	—	—	—	—	—	—
Balance at 12/31/2020	(5,772)	(789)	(204)	(383)	—	(7,148)
Book value
Balance at 12/31/2020	8,187	686	2,600	3,993	1,864	17,330

(1)	Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(2)
Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23).

(3)	Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.
Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 3,375 (R$ 3,606 at 12/31/2020).
ITAÚ UNIBANCO HOLDING recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 5,772 and R$ 789.
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

F-
61

Note 15 - Deposits

	12/31/2021			12/31/2020
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	334,808	356,620	691,428	376,139	297,995	674,134
Savings deposits	190,601	—	190,601	179,470	—	179,470
Interbank deposits	3,490	286	3,776	3,185	245	3,430
Time deposits	140,717	356,334	497,051	193,484	297,750	491,234
Non-interest bearing deposits	158,944	—	158,944	134,876	—	134,876
Demand deposits	158,116	—	158,116	134,805	—	134,805
Other deposits	828	—	828	71	—	71

Total	493,752	356,620	850,372	511,015	297,995	809,010

Note 16 – Financial liabilities designated at fair value through profit or loss

	12/31/2021			12/31/2020
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	16	98	114	11	132	143

Total	16	98	114	11	132	143

The effect of credit risk of these instruments is
no
t significant at 12/31/2021 and 12/31/2020.
Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a)	Securities sold under repurchase agreements
The table below shows the breakdown of funds:

		12/31/2021			12/31/2020
	Interest rate (p.a.)	Current	Non- current	Total	Current	Non- current	Total
Assets pledged as collateral		94,899	81	94,980	45,961	564	46,525
Government securities	95% of CDI to 9.15%	67,060	—	67,060	22,088	—	22,088
Corporate securities	45% of CDI to 100% of CDI	25,676	—	25,676	20,773	—	20,773
Own issue	100.5% of CDI to 16.40%	1	20	21	1,965	20	1,985
Foreign	0.21% to 3.12%	2,162	61	2,223	1,135	544	1,679
Assets received as collateral	8.8% to 9.15%	105,036	—	105,036	151,370	—	151,370
Right to sell or repledge the collateral	0.15% to 10.0%	43,260	9,572	52,832	50,491	24,978	75,469

Total		243,195	9,653	252,848	247,822	25,542	273,364

b)	Interbank market funds

		12/31/2021			12/31/2020
	Interest rate (p.a.)	Current	Non- current	Total	Current	Non- current	Total
Financial bills	3.40 to IGPM + 3.95%	20,310	3,749	24,059	21,898	21,691	43,589
Real estate credit bills	2.92% to IPCA + 3.70%	3,628	7,035	10,663	2,600	1,605	4,205
Agribusiness credit bills	2.56% to 12.36%	4,342	9,359	13,701	10,166	4,119	14,285
Guaranteed real estate bills	95% of CDI to IPCA + 6.08%	1,623	29,375	30,998	437	10,592	11,029
Import and export financing	0% to 13.14%	64,274	22,674	86,948	56,148	15,322	71,470
On-lending-domestic	0% to 17%	3,929	6,847	10,776	3,672	7,785	11,457

Total (*)		98,106	79,039	177,145	94,921	61,114	156,035

(*)	Comprises R$ 34,942 (R$ 34,372 at 12/31/2020) pegged to Libor.
Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c)	Institutional market funds

		12/31/2021			12/31/2020
	Interest rate (p.a.)	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt	100% of LIB to IGPM + 4.63%	21,203	53,833	75,036	12,125	62,791	74,916
Foreign loans through securities	(3.17%) to 34.16%	6,560	56,283	62,843	6,636	55,797	62,433
Funding from structured operations certificates (1)	0.3% to IPCA + 4.80%	143	614	757	578	381	959

Total		27,906	110,730	138,636	19,339	118,969	138,308

(1)	The fair value of funding from structured operations certificates issued is R$ 790 (R$ 1,018 at 12/31/2020).

d)	Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2021	12/31/2020
Subordinated financial bills—BRL
	6	2011	2021	109.25% to 110.5% of CDI	—	14
	2,313	2012	2022	IPCA + 5.15% to 5.83%	6,380	5,484
	20	2012	2022	IGPM + 4.63%	44	38
	2,146	2019	Perpetual	114% of SELIC	2,187	2,143
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	976	963
	50	2019	2028	CDI + 0.72%	55	52
	2,281	2019	2029	CDI + 0.75%	2,502	2,379
	450	2020	2029	CDI + 2%	481	452
	106	2020	2030	IPCA + 4.64%	125	109
	1,556	2020	2030	CDI + 2%	1,664	1,562
	5,488	2021	2031	CDI + 2%	5,651	—
				Total	20,065	13,196
Subordinated euronotes—USD
	1,000	2010	2021	5.75%	—	5,361
	1,042	2011	2021	5.75% to 6.2%	—	3,891
	550	2012	2021	6.2%	—	2,858
	2,592	2012	2022	5.5% to 5.65%	14,742	13,839
	1,858	2012	2023	5.13%	10,432	9,762
	1,250	2017	Perpetual	6.13%	6,997	6,510
	750	2018	Perpetual	6.5%	4,262	3,967
	750	2019	2029	4.5%	4,205	3,915
	700	2020	Perpetual	4.6%	3,967	3,696
	500	2021	2031	3.9%	2,804	—
				Total	47,409	53,799
Subordinated bonds—CLP
	27,776	1997	2022	7.45% to 8.30%	36	74
	180,351	2008	2033	3.50% to 4.92%	1,423	1,515
	97,962	2009	2035	4.75%	1,079	1,135
	1,060,250	2010	2032	4.35%	106	111
	1,060,250	2010	2035	3.90% to 3.96%	244	255
	1,060,250	2010	2036	4.48%	1,160	885
	1,060,250	2010	2038	3.9%	845	1,215
	1,060,250	2010	2040	4.15% to 4.29%	651	682
	1,060,250	2010	2042	4.45%	317	332
	57,168	2014	2034	3.8%	414	434
				Total	6,275	6,638
Subordinated bonds—COP
	104,000	2013	2023	IPC + 2%	145	160
	146,000	2013	2028	IPC + 2%	203	224
	648,171	2014	2024	LIB	939	899
				Total	1,287	1,283

Total					75,036	74,916

Note 18 - Other assets and liabilities

a)	Other assets

	12/31/2021	12/31/2020
Financial	96,630	93,261
At Amortized Cost	96,473	93,255
Receivables from credit card issuers	53,968	43,511
Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29d)	12,264	12,693
Trading and intermediation of securities	17,218	28,254
Income receivable	3,839	2,979
Operations without credit granting characteristics, net of provisions	4,720	3,476
Insurance and reinsurance operations	1,565	1,322
Net amount receivables from reimbursement of provisions (Note 29c)	888	919
Deposits in guarantee of fund raisings abroad	660	101
Foreign exchange portfolio	1,213	—
Other	138	—
At Fair Value Through Profit or Loss	157	6
Other financial assets	157	6
Non-financial	16,494	15,773
Sundry foreign	621	717
Prepaid expenses	5,243	4,404
Sundry domestic	2,868	2,555
Assets of post-employment benefit plans (Note 26e)	493	585
Lease right-of-use	5,046	4,908
Other	2,223	2,604

Current	93,604	89,632

Non-current	19,520	19,402

b)	Other liabilities

	12/31/2021	12/31/2020
Financial	134,267	118,929
At Amortized Cost	134,106	118,924
Credit card operations	108,997	92,580
Trading and intermediation of securities	12,161	15,121
Foreign exchange portfolio	2,485	859
Lease liabilties	5,324	5,069
Other	5,139	5,295
At Fair Value Through Profit or Loss	161	5
Other financial liabilities	161	5
Non-financial	42,130	38,511
Funds in transit	18,027	16,071
Charging and collection of taxes and similar	457	339
Social and statutory	7,853	6,759
Deferred income	3,278	3,201
Sundry domestic	3,183	3,023
Personnel provision	2,244	1,900
Provision for sundry payments	2,348	2,576
Obligations on official agreements and rendering of payment services	1,261	1,326
Liabilities from post-employment benefit plans (Note 26e)	2,209	2,083
Other	1,270	1,233

Current	167,789	147,993
Non-current	8,608	9,447

Note 19 – Stockholders’ equity

a)	Capital
Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along
rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (
80
%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.
The breakdown and change in shares of
paid-in
capital in the beginning and end of the period are shown below:

	12/31/2021
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263

Shares of capital stock at 12/31/2020	4,958,290,359	4,845,844,989	9,804,135,348	97,148
Shares of capital stock at 12/31/2021 (2)	4,958,290,359	4,845,844,989	9,804,135,348	90,729

Residents in Brazil at 12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad at 12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares at 12/31/2020 (1)	—	41,678,452	41,678,452	(907)
Result from delivery of treasury shares	—	(17,433,727)	(17,433,727)	379
Treasury shares at 12/31/2021 (1)	—	24,244,725	24,244,725	(528)

Outstanding shares at 12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623
Outstanding shares at 12/31/2020	4,958,290,359	4,804,166,537	9,762,456,896

	12/31/2020
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782

Shares of capital stock at 12/31/2019	4,958,290,359	4,845,844,989	9,804,135,348	97,148
Shares of capital stock at 12/31/2020	4,958,290,359	4,845,844,989	9,804,135,348	97,148

Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	—	58,533,585	58,533,585	(1,274)
Result from delivery of treasury shares	—	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	—	41,678,452	41,678,452	(907)

Outstanding shares at 12/31/2020	4,958,290,359	4,804,166,537	9,762,456,896
Outstanding shares at 12/31/2019	4,958,290,359	4,787,311,404	9,745,601,763

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.
(2)	Partial spin-off (Note 3).
Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

	12/31/2021
Cost / market value	Common	Preferred
Average cost	—	21.76
Market value at 12/31/2021	19.09	20.95

	12/31/2020
Cost / market value	Common	Preferred
Average cost	—	21.76
Market value at 12/31/2020	27.93	31.63

F-
66

b)	Dividends
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
On October 14, 2021, ITAÚ UNIBANCO HOLDING approved the payment of interest on capital, replacing the monthly dividend for November and December, in the net amount of R$ 0.015 per share, having as calculation basis the final ownership position registered on October 29, 2021 and November 30, 2021. Additionally, the payment of interest on supplementary capital was also approved, in the net amount of R$ 0.224868 per share, resulting in the total amount of R$ 2,199 million to be distributed net of taxes.
l - Calculation of dividends and interest on capital

	12/31/2021	12/31/2020	12/31/2019
Statutory net income	26,236	18,961	26,712
Adjustments:
(-) Legal reserve - 5%	(1,312)	(948)	(1,336)
Dividend calculation basis	24,924	18,013	25,376
Minimum mandatory dividend - 25%	6,231	4,503	6,344
Dividends and Interest on Capital Paid / Accrued	6,231	4,503	18,777

F-
67

ll - Stockholders’ compensation

	12/31/2021
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		4,179	(407)	3,772
Dividends - 10 monthly installments paid from February to November 2021	0.0150	1,466	—	1,466
Interest on capital - 1 monthly installment paid on December 2021	0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other Liabilities - Social and Statutory)		2,894	(435)	2,459
Interest on capital - 1 monthly installment paid on 01/03/2022	0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022	0.2249	2,587	(388)	2,199
Interest on capital	0.0116	134	(21)	113
Total from 01/01 to 12/31/2021		7,073	(842)	6,231

	12/31/2020
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		2,127	(78)	2,049
Dividends - 11 monthly installments paid from February to December de 2020	0.0150	1,610	—	1,610
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities - Social and Statutory)		2,861	(407)	2,454
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	—	146
Interest on capital - credited on 12/17/2020 to be paid until 04/30/2021	0.0544	624	(93)	531
Interest on capital - credited on 01/28/2021 to be paid until 04/30/2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total from 01/01 to 12/31/2020		4,988	(485)	4,503

	12/31/2019
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		9,274	—	9,274
Dividends - 11 monthly installments from February to December 2019	0.0150	1,606	—	1,606
Dividends - paid on 08/23/2019	0.7869	7,668	—	7,668
Accrued (Recorded in Other Liabilities)		512	(55)	457
Dividends - 1 monthly installment paid on 01/02/2020	0.0150	146	—	146
Interest on capital - credited on 12/19/2019 to be paid until 04/30/2020	0.0376	366	(55)	311
Identified in Profit Reserve In Stockholders’ Equity	1.0067	9,811	(765)	9,046
Total from 01/01 to 12/31/2019		19,597	(820)	18,777

c)	Capital reserves and profit reserves

	12/31/2021	12/31/2020	12/31/2019
Capital reserves	2,250	2,326	1,982
Premium on subscription of shares	284	284	284
Share-based payment	1,962	2,038	1,694
Reserves from tax incentives, restatement of equity securities and other	4	4	4
Profit reserves	66,161	47,347	43,019
Legal (1)	13,586	12,274	11,326
Statutory (2)(3)	64,092	46,590	43,210
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)	(11,517)

Total reserves at parent company	68,411	49,673	45,001

(1)	Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
(2)	Its main purpose is to ensure the yield flow to shareholders.
(3)	Includes R$ 1,772 refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d)	Non-con trolling interests

	Stockholders’ equity		Income
	12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 a 12/31/2019
Itaú CorpBanca	9,836	9,891	1,310	(4,135)	504
Itaú CorpBanca Colômbia S.A.	476	491	38	(15)	(16)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	666	580	131	164	131
Luizacred S.A. Soc. Cred. Financiamento Investimento	426	385	76	102	20
Other	208	185	69	52	61

Total	11,612	11,532	1,624	(3,832)	700

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
Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Partner Plan	(129)	(241)	(242)
Share-based plan	(381)	(489)	(384)

Total	(510)	(730)	(626)

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
The fair value of the consideration in shares is the market price at the grant date, less expected dividends.
Change in the Partner Program

	01/01 to 12/31/2021	01/01 to 12/31/2020
	Quantity	Quantity
Opening balance	36,291,760	39,305,211

New (1)	14,583,318	10,488,126
Delivered	(11,652,700)	(11,408,109)
Cancelled	(2,278,382)	(2,093,468)

Closing balance	36,943,996	36,291,760

Weighted average of remaining contractual life (years)	1.80	1.69

Market value weighted average (R$)	16.71	23.37

(1)
As a result of the reduction of the minority interest in XP Inc. and subsequent merger of Xpart S.A. (Note 3), as from October 2021, there was and increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

II – Variable compensation
In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third
per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.
Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.
The fair value of the share is the market price at its grant date.
Change in share-based variable compensation

	01/01 to 12/31/2021	01/01 to 12/31/2020
	Quantity	Quantity
Opening balance	27,407,231	20,220,934

New (1)	21,767,235	18,329,108
Delivered	(10,818,958)	(10,574,321)
Cancelled	(1,541,260)	(568,490)

Closing balance	36,814,248	27,407,231

Weighted average of remaining contractual life (years)	1.04	1.21

Market value weighted average (R$)	23.59	31.22

(1)
As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Note 21 - Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss
a) Interest and similar income

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Compulsory deposits in the Central Bank of Brazil	3,613	2,242	4,734
Interbank deposits	1,203	1,102	1,173
Securities purchased under agreements to resell	9,812	9,832	16,197
Financial assets at fair value through other comprehensive income	17,193	18,089	11,386
Financial assets at amortized cost	4,820	3,629	2,582
Loan operations	92,789	79,503	81,046
Other financial assets	(177)	(28)	1,033

Total	129,253	114,369	118,151

b) Interest and similar expense

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Deposits	(20,492)	(17,478)	(18,559)
Securities sold under repurchase agreements	(8,635)	(10,690)	(20,473)
Interbank market funds	(24,929)	(28,878)	(13,231)
Institutional market funds	(9,865)	(8,400)	(6,837)
Financial expense from technical provisions for insurance and private pension	(5,346)	(8,121)	(16,720)
Other	(38)	9	(138)

Total	(69,305)	(73,558)	(75,958)

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Securities	7,439	16,035	26,388
Derivatives (*)	9,716	(9,393)	(70)
Financial assets designated at fair value through profit or loss	(483)	(118)	(64)
Other financial assets at fair value through profit or loss	838	—	—
Financial liabilities at fair value through profit or loss	(843)	(9)	—
Financial liabilities designated at fair value	11	38	(24)

Total	16,678	6,553	26,230

(*)	Includes the ineffective derivatives portion related to hedge accounting.
During the period ended 12/31/2021, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 1,127 of Expected Losses (R$ (419) at 12/31/2020) with reversal of R$ 10 for Financial Assets – Fair Value through Other Comprehensive Income (R$ (7) at 12/31/2020) and reversal of R$ 1,117 for Financial Assets – Amortized Cost (R$ (412) at 12/31/2020).

Note 22 - Commissions and Banking Fees

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Credit and debit cards	16,051	13,813	15,619
Current account services	7,803	8,002	7,969
Asset management	7,177	6,951	6,322
Funds	6,545	6,316	5,702
Consortia	632	635	620
Credit operations and financial guarantees provided	2,511	2,298	2,418
Credit operations	1,307	964	1,048
Financial guarantees provided	1,204	1,334	1,370
Collection services	2,020	1,897	1,831
Advisory services and brokerage	3,579	2,891	2,509
Custody services	605	573	501
Other	2,578	2,132	1,863

Total	42,324	38,557	39,032

Note 23 - General and administrative expenses

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Personnel expenses	(28,245)	(25,158)	(28,415)
Compensation	(10,287)	(10,212)	(9,548)
Employees’ profit sharing	(5,843)	(4,224)	(5,183)
Welfare benefits	(4,385)	(4,059)	(3,856)
Provision for labor claims and dismissals	(3,852)	(2,922)	(5,640)
Payroll charges	(3,640)	(3,330)	(3,276)
Share-based payment (Note 20)	(129)	(241)	(242)
Training	(118)	(107)	(178)
Other	9	(63)	(492)
Administrative expenses	(16,080)	(16,904)	(15,912)
Third party services, Financial services expenses, Security and Transportation	(7,276)	(7,140)	(6,477)
Data processing and telecommunications	(3,953)	(3,983)	(4,278)
Installations	(1,677)	(2,005)	(2,068)
Advertising, promotions and publicity	(1,389)	(1,095)	(1,325)
Materials	(465)	(321)	(330)
Travel expenses	(59)	(84)	(240)
Other (1)	(1,261)	(2,276)	(1,194)
Depreciation and Amortization	(5,548)	(5,064)	(4,630)
Other expenses	(12,676)	(17,081)	(12,055)
Selling - credit cards	(5,292)	(4,391)	(4,958)
Claims losses	(1,038)	(778)	(825)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(119)	(683)	(719)
Provision for lawsuits civil (Note 29)	(1,041)	(1,080)	(848)
Provision for tax and social security lawsuits	317	(191)	(1,898)
Refund of interbank costs	(352)	(270)	(307)
Impairment (2)	(440)	(6,201)	(233)
Other	(4,711)	(3,487)	(2,267)

Total	(62,549)	(64,207)	(61,012)

(1)	At 12/31/2020 comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 33a).
(2)	At 12/31/2020 comprises the effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

Note 24 – Taxes
ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.
Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (1)	25.00%

(1)
Law No. 14,183/21 (conversion of Provisional Measure (MP) No. 1,034/21): published on July 15, 2021, sets forth the increase in the rate of Social Contribution on Net Income of banks, which increased to 25%. For insurance, capitalization and other financial companies, it increased to 20% and for non-financial
companies it remained at 9%. The increase in rate is applied as from July 1 to December 31, 2021.

a) Expenses for taxes and contributions
Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Income / (loss) before income tax and social contribution	42,231	5,230	31,243
Charges (income tax and social contribution) at the rates in effect (1)	(19,989)	(2,354)	(12,497)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	821	384	614
Foreign exchange variation on investments abroad	437	7,201	711
Interest on capital	2,889	2,765	3,012
Other nondeductible expenses net of non taxable income (2)	9,181	(16,651)	(932)
Income tax and social contribution expenses	(6,661)	(8,655)	(9,092)
Related to temporary differences
Increase / (reversal) for the period	(7,186)	18,489	5,750
Increase / (reversal) of prior periods	—	—	(88)
(Expenses) / Income from deferred taxes	(7,186)	18,489	5,662

Total income tax and social contribution expenses	(13,847)	9,834	(3,430)

(1)	It considers that in the first half of 2021 the current IRPJ and CSLL rate is equal to 45% and, in the second half of 2021, it is equal to 50%.
(2)	Includes temporary (additions) and exclusions.

b) Deferred taxes
I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2020	Realization / Reversal	Increase	12/31/2021
Reflected in income	60,248	(24,407)	17,148	52,989
Provision for expected loss	27,933	(6,274)	6,769	28,428
Related to tax losses and social contribution loss carryforwards	5,528	(1,952)	175	3,751
Provision for profit sharing	1,903	(1,903)	2,265	2,265
Provision for devaluation of securities with permanent impairment	1,570	(1,013)	441	998
Provisions	5,845	(1,923)	1,926	5,848

Civil lawsuits	1,331	(591)	517	1,257
Labor claims	3,056	(1,188)	1,307	3,175
Tax and social security lawsuits	1,458	(144)	102	1,416
Legal obligations	774	(36)	84	822
Adjustments of operations carried out on the futures settlement market	52	(52)	—	—
Adjustment to Fair Value of Financial Assets – At Fair Value Through Profit or Loss	8,315	(8,315)	2,726	2,726
Provision relating to health insurance operations	356	—	6	362
Other	7,972	(2,939)	2,756	7,789
Reflected in stockholders’ equity	1,375	(343)	1,299	2,331
Adjustment to Fair Value of Financial Assets – At Fair Value Through Other Comprehensive Income	60	(30)	1,299	1,329
Cash flow hedge	758	(297)	—	461
Other	557	(16)	—	541

Total (1) (2)	61,623	(24,750)	18,447	55,320

(1)	Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.
(2)
The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income	43,380	(12,631)	29,499	60,248
Provision for expected loss	22,860	(3,885)	8,958	27,933
Related to tax losses and social contribution loss carryforwards	2,585	(540)	3,483	5,528
Provision for profit sharing	2,162	(2,162)	1,903	1,903
Provision for devaluation of securities with permanent impairment	1,530	(877)	917	1,570
Provisions	6,208	(2,064)	1,701	5,845

Civil lawsuits	1,413	(547)	465	1,331
Labor claims	3,251	(1,338)	1,143	3,056
Tax and social security lawsuits	1,544	(179)	93	1,458
Legal obligations	723	(7)	58	774
Adjustments of operations carried out in futures settlement market	84	(84)	52	52
Adjustment to Fair Value of Financial Assets – At Fair Value Through Profit or Loss	738	(738)	8,315	8,315
Provision relating to health insurance operations	348	—	8	356
Other	6,142	(2,274)	4,104	7,972
Reflected in stockholders’ equity	2,354	(1,191)	212	1,375
Adjustment to Fair Value of Financial Assets – At Fair Value Through Other Comprehensive Income	766	(762)	56	60
Cash flow hedge	1,187	(429)	—	758
Other	401	—	156	557

Total (1) (2)	45,734	(13,822)	29,711	61,623

(1)	Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.
(2)
At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

II - The deferred tax liabilities and its changes are represented by:

	12/31/2020	Realization / reversal	Increase	12/31/2021
Reflected in income	4,853	(1,029)	756	4,580
Depreciation in excess finance lease	145	(8)	—	137
Adjustment of deposits in guarantee and provisions	1,404	(21)	39	1,422
Post-employment benefits	180	(178)	4	6
Adjustments of operations carried out on the futures settlement market	452	(452)	237	237
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	136	(136)	71	71
Taxation of results abroad – capital gains	644	(7)	197	834
Other	1,892	(227)	208	1,873
Reflected in stockholders’ equity	608	(580)	161	189
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	601	(577)	158	182
Cash flow hedge	4	(3)	—	1
Post-employment benefits	3	—	3	6

Total (*)	5,461	(1,609)	917	4,769

(*)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

	12/31/2019	Realization / reversal	Increase	12/31/2020
Reflected in income	6,610	(2,951)	1,194	4,853
Depreciation in excess finance lease	202	(57)	—	145
Adjustment of deposits in guarantee and provisions	1,531	(133)	6	1,404
Post-employment benefits	282	(111)	9	180
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	452	452
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	136	136
Taxation of results abroad – capital gains	581	—	63	644
Other	1,535	(171)	528	1,892
Reflected in stockholders’ equity	1,268	(859)	199	608
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(826)	199	601
Cash flow hedge	30	(26)	—	4
Post-employment benefits	10	(7)	—	3

Total (*)	7,878	(3,810)	1,393	5,461

(*)	Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively.
III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2022	14,278	27.7%	637	17.0%	14,915	27.0%	(151)	3.2%	14,764	29.2%
2023	15,661	30.4%	697	18.6%	16,358	29.6%	(330)	6.9%	16,028	31.7%
2024	9,883	19.2%	581	15.5%	10,464	18.9%	(64)	1.3%	10,400	20.6%
2025	2,094	4.1%	306	8.2%	2,400	4.3%	(49)	1.0%	2,351	4.7%
2026	2,002	3.9%	312	8.3%	2,314	4.2%	(95)	2.0%	2,219	4.4%
After 2026	7,651	14.7%	1,218	32.4%	8,869	16.0%	(4,080)	85.6%	4,789	9.4%
Total	51,569	100.0%	3,751	100.0%	55,320	100.0%	(4,769)	100.0%	50,551	100.0%

Present value (*)	45,790		3,205		48,995		(3,564)		45,431

(*)	The average funding rate, net of tax effects, was used to determine the present value.
Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts.
Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV -	At 12/31/2021, deferred tax assets not accounted for correspond to R$ 1,909 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

c) Tax liabilities

	12/31/2021	12/31/2020
Taxes and contributions on income payable	2,450	2,878
Deferred tax liabilities (Note 24b II)	280	421
Other	3,516	2,411
Total	6,246	5,710
Current	5,788	4,819

Non-current	458	891

Note 25 – Earnings per share
a) Basic earnings per share
Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Net income attributable to owners of the parent company	26,760	18,896	27,113
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	13,462	9,491	13,693
Preferred	13,083	9,190	13,206
Total net income available to equity owners:
Common	13,571	9,600	13,802
Preferred	13,189	9,296	13,311
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,818,741,579	4,801,324,161	4,781,855,588
Basic earnings per share – R$
Common	2.74	1.94	2.78
Preferred	2.74	1.94	2.78
b) Diluted earnings per share
Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Net income available to preferred equity owners	13,189	9,296	13,311
Dividends on preferred shares after dilution effects	75	41	64
Net income available to preferred equity owners considering preferred shares after the dilution effect	13,264	9,337	13,375
Net income available to ordinary equity owners	13,571	9,600	13,802
Dividend on preferred shares after dilution effects	(75)	(41)	(64)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	13,496	9,559	13,738
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,873,042,114	4,843,233,835	4,826,925,107
Preferred	4,818,741,579	4,801,324,161	4,781,855,588
Incremental as per share-based payment plans	54,300,535	41,909,674	45,069,519
Diluted earnings per share – R$
Common	2.72	1.93	2.77
Preferred	2.72	1.93	2.77
There was no potentially antidulitive effect of the shares in share-based payment plans, in all periods.

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
The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	12/31/2021	12/31/2020
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1)	Correspond to those disclosed by SOA – “Society of Actuaries”, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(2)
Determined based on market yield relating to National Treasury Notes
(NTN-B)
and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(3)	Refers to estimated long-term projection.
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
When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management
The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).
Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

	Fair value		% Allocation
Types	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Fixed income securities	19,904	21,172	90.8%	91.2%
Quoted in an active market	19,508	20,804	89.0%	89.6%
Non quoted in an active market	396	368	1.8%	1.6%
Variable income securities	1,323	1,387	6.1%	5.9%
Quoted in an active market	1,312	1,378	6.0%	5.9%
Non quoted in an active market	11	9	0.1%	0.0%
Structured investments	150	82	0.7%	0.4%
Non quoted in an active market	150	82	0.7%	0.4%
Real estate	462	506	2.1%	2.2%
Loans to participants	73	78	0.3%	0.3%

Total	21,912	23,225	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to group companies, with a fair value of R$ 374 (R$ 410 at 12/31/2020).
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
Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.
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

	12/31/2021
	BD and CV plans				CD plans			Other post- employment benefits Liabilities	Total Recognized amount
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Amounts at the beginning of the period	23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)

Amounts recognized in income (1+2+3+4)	1,722	(1,575)	(278)	(131)	41	(68)	(27)	(66)	(224)
1 - Cost of current service	—	(53)	—	(53)	—	—	—	—	(53)
2 - Cost of past service	—	—	—	—	—	—	—	—	—
3 - Net interest (1)	1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses (2)	—	—	—	—	(63)	—	(63)	—	(63)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	(1,764)	817	665	(282)	(725)	1,017	292	81	91
5 - Effects on asset ceiling (4)	—	—	665	665	(484)	1,017	533	—	1,198
6 - Remeasurements	(1,766)	801	—	(965)	(241)	—	(241)	81	(1,125)
Changes in demographic assumptions	—	4	—	4	—	—	—	—	4
Changes in financial assumptions	—	3,708	—	3,708	—	—	—	113	3,821
Experience of the plan (3)	(1,766)	(2,911)	—	(4,677)	(241)	—	(241)	(32)	(4,950)
7 - Exchange variation	2	16	—	18	—	—	—	—	18
Other (8+9+10)	(1,271)	1,381	—	110	(323)	—	(323)	128	(85)
8 - Receipt by Destination of Resources (4)	—	—	—	—	(323)	—	(323)	—	(323)
9 - Benefits paid	(1,381)	1,381	—	—	—	—	—	128	128
10 - Contributions and investments from sponsor	110	—	—	110	—	—	—	—	110

Amounts at end of the period	21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)

Amount recognized in Assets (Note 18a)				48			445	—	493
Amount recognized in Liabilities (Note 18b)				(1,430)			—	(779)	(2,209)

	12/31/2020
	BD and CV plans				CD plans			Other post- employment benefits Liabilities	Total Recognized amount
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Amounts at the beginning of the period	22,732	(19,659)	(3,761)	(688)	1,475	(849)	626	(967)	(1,029)

Amounts recognized in income (1+2+3+4)	1,731	(1,578)	(287)	(134)	20	(65)	(45)	(76)	(255)
1 - Cost of current service	—	(80)	—	(80)	—	—	—	—	(80)
2 - Cost of past service	—	(1)	—	(1)	—	—	—	—	(1)
3 - Net interest (1)	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses (2)	—	—	—	—	(92)	—	(92)	—	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	(75)	(669)	406	(338)	(41)	(37)	(78)	6	(410)
5 - Effects on asset ceiling	—	—	406	406	—	(37)	(37)	—	369
6 - Remeasurements	(113)	(588)	—	(701)	(41)	—	(41)	6	(736)
Changes in demographic assumptions	—	(11)	—	(11)	—	—	—	—	(11)
Changes in financial assumptions	—	13	—	13	—	—	—	12	25
Experience of the plan (3)	(113)	(590)	—	(703)	(41)	—	(41)	(6)	(750)
7 - Exchange variation	38	(81)	—	(43)	—	—	—	—	(43)
Other (8+9)	(1,163)	1,244	—	81	—	—	—	115	196
8 - Benefits paid	(1,244)	1,244	—	—	—	—	—	115	115
9 - Contributions and investments from sponsor	81	—	—	81	—	—	—	—	81

Amounts at end of the period	23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)

Amount recognized in Assets (Note 18a)				82			503	—	585
Amount recognized in Liabilities (Note 18b)				(1,161)			—	(922)	(2,083)

(1)
Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (on 01/01/2020 the rate used was 7.64% p.a.).

(2)	Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
(3)	Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.
(4)	Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

f) Defined benefit contribution

	Estimated contribution	Contributions made
	2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Retirement plan - FIU	34	43	45
Retiremente plan - FUNBEP	22	32	5

Total	56	75	50

g) Maturity profile of defined benefit liabilities

	Duration (*)	2022	2023	2024	2025	2026	2027 to 2031
Pension plan - FIU	9.80	1,050	943	984	1,025	1,072	5,862
Pension plan - FUNBEP	9.10	594	614	634	652	667	3,541
Other post-employment benefits	7.09	140	157	149	36	37	209

Total		1,784	1,714	1,767	1,713	1,776	9,612

(*)	Average duration of plan´s actuarial liabilities.
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

	BD and CV plans			Other post-employment benefits
Main assumptions	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Discount rate
Increase by 0.5%	(835)	—	308	(24)	—	24
Decrease by 0.5%	905	—	(420)	27	—	(27)
Mortality table
Increase by 5%	(234)	—	87	(10)	—	10
Decrease by 5%	245	—	(91)	11	—	(11)
Medical inflation
Increase by 1%	—	—	—	63	—	(63)
Decrease by 1%	—	—	—	(53)	—	53

(*)	Net of effects of asset ceiling

Note 27 – Insurance contracts and private pension
ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP.
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

•
Provision for unsettled claims (PSL) -
this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due
income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement;

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

•	Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.
IV - Main information related to Insurance and Private Pension operations
a) Indexes

	Sales ratio %				Loss ratio %
Main Insurance Lines	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Group Accident Insurance	31.5	33.8	35.1	14.5	11.3	6.8
Individual Accident Insurance	18.7	18.8	18.8	26.7	29.4	24.1
Credit Life Insurance	22.9	24.2	23.7	26.1	22.3	18.0
Random Events	23.3	23.5	23.5	32.0	34.3	26.3
Multiple Peril	43.1	44.4	46.4	24.0	52.9	60.2
Mortagage Insurance in Market Policies – Credit Life Insurance	20.3	20.4	20.0	26.5	18.5	17.3
Group Life	23.8	24.0	23.2	53.5	41.0	34.4
b) Revenues from insurance premiuns and private pension

	Premiums and contributions
Main lines	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Group Accident Insurance	883	847	867
Individual Accident Insurance	175	187	222
Disability Savings Pension	240	258	269
PGBL	2,460	2,235	2,282
Credit Life Insurance	1,008	624	946
Random Events	192	195	227
Multiple Peril	542	370	290
Mortagage Insurance in Market Policies – Credit Life Insurance	437	339	324
Traditional	128	117	115
VGBL	7,054	8,022	12,335
Group Life	1,165	955	947
Other lines	739	655	800
Total	15,023	14,804	19,624

c) Technical provisions balances

	12/31/2021			12/31/2020
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,846	12	2,858	2,298	12	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	19	209,196	209,215	17	215,216	215,233
Redemptions and Other Unsettled Amounts (PVR)	19	358	377	16	332	348
Financial surplus (PEF)	1	691	692	2	655	657
Unsettled claims (PSL)	506	79	585	515	68	583
Claims / events incurred but not reported (IBNR)	334	27	361	294	22	316
Related Expenses (PDR)	29	65	94	29	88	117
Other provisions	129	665	794	132	1,304	1,436
Total	3,883	211,093	214,976	3,303	217,697	221,000

Current	3,102	541	3,643	2,537	526	3,063
Non-current	781	210,552	211,333	766	217,171	217,937

d) Change in technical provisions

	12/31/2021			12/31/2020
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	3,303	217,697	221,000	3,688	214,646	218,334
(+) Additions arising from premiums / contributions	5,106	9,676	14,782	4,176	10,389	14,565
(-) Deferral due to elapsed risk	(4,563)	—	(4,563)	(4,221)	—	(4,221)
(-) Payment of claims / benefits	(1,598)	(373)	(1,971)	(1,263)	(364)	(1,627)
(+) Reported claims	1,534	—	1,534	1,322	—	1,322
(-) Redemptions	—	(16,872)	(16,872)	—	(15,431)	(15,431)
(+/-) Net Portability	—	(3,417)	(3,417)	—	563	563
(+) Adjustment of reserves and financial surplus	14	5,009	5,023	12	7,837	7,849
(+/-) Other (increase / reversal)	83	(627)	(544)	(190)	57	(133)
(+/-) Corporate Reorganization	4	—	4	(221)	—	(221)
Closing balance	3,883	211,093	214,976	3,303	217,697	221,000

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

V - Deferred acquisition costs
They are recorded in assets and charges are shown in the table below:

	12/31/2021	12/31/2020
Opening Balance - 01/01	496	495

Increase	1,298	1,089
Amortization	(1,163)	(1,088)

Closing Balance	631	496

Balance to be amortized in up to 12 months	464	380
Balance to be amortized after 12 months	167	116

VI - Table of Claims Development

Provision for unsettled claims (PSL)	585
(-) IBNER	214
(-) Reinsurance	19
(-) Retrocession and other estimates	—
Liability claims presented in the claims development table (a + b)	352

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.
a) Administratives claims - net of reinsurance

Occurrence date	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	Total
At the end of reporting period	934	954	1,121	1,231	1,401
After 1 year	977	1,012	1,133	1,237
After 2 years	975	1,015	1,133
After 3 years	973	1,012
After 4 years	969
Current estimate	969	1,012	1,133	1,237	1,401
Accumulated payments through base date	958	999	1,123	1,226	1,300	5,606
Liabilities recognized in the balance sheet	11	13	10	11	101	146
Liabilities in relation to prior periods						54
Total administratives claims						200

b) Judicial claims - net of reinsurance

Occurrence date	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	Total
At the end of reporting period	28	16	20	12	12
After 1 year	40	33	36	23
After 2 years	51	47	43
After 3 years	60	54
After 4 years	64
Current estimate	64	54	43	23	12
Accumulated payments through base date	55	43	30	10	4	142
Liabilities recognized in the balance sheet	9	11	13	13	8	54
Liabilities in relation to prior periods						98
Total judicial claims						152

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

F-8
6

VII - Liability Adequacy Test
ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.
The Liability Adequacy Test did not indicate significant insufficiency in 2021, 2020 and 2019.
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

F-8
7

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
The following table summarizes the book values and estimated fair values for financial instruments:

			12/31/2021		12/31/2020
			Book value	Fair value	Book value	Fair value (*)
Financial assets			1,915,573	1,916,325	1,851,322	1,861,146
At Amortized Cost			1,375,782	1,376,534	1,275,799	1,285,623
Central Bank compulsory deposits	(a	)	104,592	104,592	90,059	90,059
Interbank deposits	(b	)	69,942	70,112	55,685	55,883
Securities purchased under agreements to resell	(a	)	169,718	169,718	239,943	239,943
Voluntary investments with the Central Bank of Brazil	(a	)	5,800	5,800	—	—
Securities	(c	)	147,746	147,219	129,804	131,159
Loan and Financial Lease	(d	)	822,590	823,699	714,104	722,375
Other financial assets	(e	)	96,473	96,473	93,255	93,255
(-) Provision for Expected Loss			(41,079)	(41,079)	(47,051)	(47,051)
At Fair Value Through Other Comprehensive Income			105,622	105,622	109,942	109,942
Securities	(c	)	105,622	105,622	109,942	109,942
At Fair Value Through Profit or Loss			434,169	434,169	465,581	465,581
Securities	(c	)	364,967	364,967	389,071	389,071
Derivatives	(c	)	69,045	69,045	76,504	76,504
Other financial assets			157	157	6	6
Financial liabilities			1,621,786	1,622,317	1,579,686	1,581,953
At Amortized Cost			1,553,107	1,553,638	1,495,641	1,497,908
Deposits	(b	)	850,372	850,277	809,010	808,965
Securities sold under repurchase agreements	(a	)	252,848	252,848	273,364	273,364
Interbank market funds	(b	)	177,145	177,181	156,035	156,106
Institutional market funds	(b	)	138,636	139,226	138,308	140,549
Other financial liabilities	(e	)	134,106	134,106	118,924	118,924
At Fair Value Through Profit or Loss			63,479	63,479	79,653	79,653
Derivatives	(c	)	63,204	63,204	79,505	79,505
Structured notes			114	114	143	143
Other financial liabilities			161	161	5	5
Provision for Expected Loss			5,200	5,200	4,392	4,392
Loan Commitments			4,433	4,433	3,485	3,485
Financial Guarantees			767	767	907	907

(*)
In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the
COVID-19
pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 128,683 (R$ 110,410 at 12/31/2020) with an estimated fair value of R$ 217 (R$ 520 at 12/31/2020).

F-8
8

The methods and assumptions used to estimate the fair value are defined below:

a)	Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values.

b)	Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates.

c)
Securities and Derivatives –
Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

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

F-
89

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
Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income:
Level
 1:
Securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities form other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.
Level
 2:
Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter,
certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.
Level
 3:
Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.
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

F-
9
0

Distribution by level
The following table presents the breakdown of fair value hierarchy levels.

	12/31/2021				12/31/2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	259,868	100,492	1,563	361,923	312,572	70,791	1,968	385,331

Investment funds	653	19,486	—	20,139	576	13,628	—	14,204
Brazilian government securities	215,405	6,350	—	221,755	279,180	6,705	—	285,885
Government securities – other countries	5,561	—	—	5,561	8,210	—	—	8,210

Argentina	930	—	—	930	1,498	—	—	1,498
Chile	837	—	—	837	840	—	—	840
Colombia	1,059	—	—	1,059	3,603	—	—	3,603
United States	2,671	—	—	2,671	2,085	—	—	2,085
Italy	—	—	—	—	130	—	—	130
Mexico	19	—	—	19	5	—	—	5
Paraguay	10	—	—	10	3	—	—	3
Peru	8	—	—	8	5	—	—	5
Uruguay	27	—	—	27	41	—	—	41
Corporate securities	38,249	74,656	1,563	114,468	24,606	50,458	1,968	77,032

Shares	14,355	5,002	—	19,357	14,176	4,871	—	19,047
Rural product note	—	6,791	61	6,852	—	2,285	64	2,349
Bank deposit certificates	—	150	—	150	—	729	—	729
Real estate receivables certificates	—	1,009	3	1,012	—	—	548	548
Debentures	18,638	45,672	1,478	65,788	7,962	20,625	1,350	29,937
Eurobonds and others	5,244	1	8	5,253	2,383	—	—	2,383
Financial bills	—	10,098	13	10,111	—	15,777	6	15,783
Promissory and commercial notes	—	4,684	—	4,684	—	5,616	—	5,616
Other	12	1,249	—	1,261	85	555	—	640
Other Financial Assets	—	157	—	157	—	6	—	6
Financial assets at fair value through other comprehensive income	104,018	1,604	—	105,622	108,018	1,924	—	109,942

Brazilian government securities	68,457	1,185	—	69,642	66,701	1,248	—	67,949
Government securities – other countries	30,194	—	—	30,194	34,402	—	—	34,402

Argentina	405	—	—	405	—	—	—	—
Chile	19,734	—	—	19,734	21,651	—	—	21,651
Colombia	1,847	—	—	1,847	3,986	—	—	3,986
United States	4,518	—	—	4,518	3,750	—	—	3,750
Mexico	1,022	—	—	1,022	1,181	—	—	1,181
Paraguay	1,459	—	—	1,459	2,947	—	—	2,947
Uruguay	1,209	—	—	1,209	887	—	—	887
Corporate securities	5,367	419	—	5,786	6,915	676	—	7,591

Shares	743	—	—	743	1,382	—	—	1,382
Bank deposit certificates	—	131	—	131	109	198	—	307
Debentures	134	217	—	351	419	470	—	889
Eurobonds and others	4,490	8	—	4,498	5,005	8	—	5,013
Financial credit bills	—	6	—	6	—	—	—	—
Other	—	57	—	57	—	—	—	—
Financial assets designated at fair value through profit or loss	3,044	—	—	3,044	3,740	—	—	3,740

Brazilian external debt bonds	3,044	—	—	3,044	3,740	—	—	3,740
Financial liabilities at fair value through profit or loss	—	161	—	161	—	5	—	5

Other financial liabilities	—	161	—	161	—	5	—	5
Financial liabilities designated at fair value through profit or loss	—	114	—	114	—	143	—	143

Structured notes	—	114	—	114	—	143	—	143
The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2021				12/31/2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	6	68,887	152	69,045	23	76,376	105	76,504

Swap Contracts – adjustment receivable	—	37,924	90	38,014	—	45,926	93	46,019
Option Contracts	3	21,187	62	21,252	4	20,402	12	20,418
Forward Contracts	—	3,111	—	3,111	—	2,085	—	2,085
Credit derivatives	—	242	—	242	—	156	—	156
NDF - Non Deliverable Forward	—	5,943	—	5,943	—	7,596	—	7,596
Other derivative financial instruments	3	480	—	483	19	211	—	230

Liabilities	(3)	(63,076)	(125)	(63,204)	(22)	(79,373)	(110)	(79,505)

Swap Contracts – adjustment payable	—	(34,535)	(111)	(34,646)	—	(51,680)	(109)	(51,789)
Option Contracts	(2)	(22,531)	(14)	(22,547)	(13)	(20,248)	(1)	(20,262)
Forward Contracts	—	(762)	—	(762)	—	(905)	—	(905)
Credit derivatives	—	(198)	—	(198)	—	(76)	—	(76)
NDF - Non Deliverable Forward	—	(4,896)	—	(4,896)	—	(6,426)	—	(6,426)
Other derivative financial instruments	(1)	(154)	—	(155)	(9)	(38)	—	(47)
There were no significant transfer between Level 1 and Level 2 during the periods of 12/31/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

F-
9
1

Governance of Level 3 recurring fair value measurement
The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.
The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

F-
9
2

Level 3 recurring fair value changes
The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

		Total gains or losses (realized / unrealized)
	Fair value at 12/31/2020	Recognized in income	Recognized in other comprehensive income	Purchases	Settlements	Transfers in and /or out of Level	Fair value at 12/31/2021	Total Gains or Losses (Unrealized)
Financial assets at fair value through profit or loss	1,968	(505)	—	1,993	(865)	(1,028)	1,563	(434)

Corporate securities	1,968	(505)	—	1,993	(865)	(1,028)	1,563	(434)
Real estate receivables certificates	548	(167)	—	1,039	(616)	(801)	3	—
Debentures	1,350	(313)	—	855	(211)	(203)	1,478	(432)
Rural Product Note	64	(15)	—	62	(32)	(18)	61	—
Eurobonds and other	—	(9)	—	23	(6)	—	8	(2)
Financial bills	6	(1)	—	14	—	(6)	13	—

		Total gains or losses (realized / unrealized)
	Fair value at 12/31/2020	Recognized in income	Recognized in other comprehensive income	Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (Unrealized)
Derivatives – assets	105	46	—	327	(284)	(42)	152	56

Swap Contracts – adjustment receivable	93	26	—	56	(43)	(42)	90	90
Option Contracts	12	20	—	271	(241)	—	62	(34)
Derivatives – liabilities	(110)	72	—	(233)	148	(2)	(125)	(24)

Swap Contracts – adjustment payable	(109)	8	—	(30)	22	(2)	(111)	(46)
Option Contracts	(1)	64	—	(203)	126	—	(14)	22

		Total gains or losses (realized / unrealized)
	Fair value at 12/31/2019	Recognized in income	Recognized in other comprehensive income	Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
Financial assets at fair value through profit or loss	1,719	(1,160)	—	1,619	(779)	569	1,968	(700)
Corporate securities	1,719	(1,160)	—	1,619	(779)	569	1,968	(700)
Real estate receivables certificates	1,444	(726)	—	263	(433)	—	548	(14)
Debentures	225	(369)	—	1,050	(272)	716	1,350	(635)
Rural Product Note	—	(55)	—	227	(19)	(89)	64	(51)
Eurobonds and other	7	(6)	—	69	(12)	(58)	—	—
Financial bills	13	(2)	—	—	(5)	—	6	—
Other	30	(2)	—	10	(38)	—	—	—

Financial assets at fair value through other comprehensive income	34	5	—	298	(221)	(116)	—	—

Corporate securities	34	5	—	298	(221)	(116)	—	—
Real estate receivables certificates	26	—	—	—	(26)	—	—	—
Debentures	—	(2)	6	50	(54)	—	—	—
Eurobonds and other	8	7	(6)	248	(141)	(116)	—	—

		Total gains or losses (realized / unrealized)
	Fair value at 12/31/2019	Recognized in income	Recognized in other comprehensive income	Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2020	Total Gains or Losses (Unrealized)
Derivatives – Assets	103	89	—	193	(234)	(46)	105	51

Swap Contracts – adjustment receivable	32	107	—	10	(11)	(45)	93	91
Option Contracts	71	(18)	—	183	(223)	(1)	12	(40)
Derivatives – Liabilities	(85)	(93)	—	(130)	177	21	(110)	(90)

Swap Contracts – adjustment payable	(46)	(74)	—	(12)	1	22	(109)	(90)
Option Contracts	(39)	(19)	—	(118)	176	(1)	(1)	—

F-
9
3

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
The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2021		12/31/2020
		Impact			Impact
Market risk factor groups	Scenarios	Income	Stockholders’ equity	Income	Stockholders’ equity
Interest rates	I	(1.5)	—	(0.8)	—
	II	(38.2)	—	(19.8)	—
	III	(76.4)	—	(38.2)	—

Commodities, Index and Shares	I	—	—	—	—
	II	—	—	—	—

Nonlinear	I	(56.5)	—	(8.3)	—
	II	(93.3)	—	(11.6)	—

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
Note 29 – Provisions, Contingent Assets and Contingent Liabilities
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
The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

F-
9
4

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
Collective lawsuits:
related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.
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

F-9
5

I - Civil, labor and other risks provisions
Below are the changes in civil, labor and other risks provisions:

	12/31/2021
	Civil	Labor	Other Risks	Total
Opening balance – 01/01	3,511	8,015	1,483	13,009
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(950)	—	(1,166)
Subtotal	3,295	7,065	1,483	11,843
Adjustment / Interest (Note 23)	221	155	—	376
Changes in the period reflected in income (Note 23)	820	2,652	85	3,557

Increase	1,176	2,888	119	4,183
Reversal	(356)	(236)	(34)	(626)
Payment	(1,244)	(2,532)	(10)	(3,786)
Subtotal	3,092	7,340	1,558	11,990
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	225	879	—	1,104
Closing balance	3,317	8,219	1,558	13,094

Current	1,266	2,528	1,558	5,352
Non-current	2,051	5,691	—	7,742

	12/31/2020
	Civil	Labor	Other Risks	Total
Opening balance – 01/01	3,634	8,579	976	13,189
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(216)	(980)	—	(1,196)
Subtotal	3,418	7,599	976	11,993
Adjustment / Interest (Note 23)	191	482	—	673
Changes in the period reflected in income (Note 23)	889	2,110	547	3,546

Increase	1,179	2,296	550	4,025
Reversal	(290)	(186)	(3)	(479)
Payment	(1,203)	(3,126)	(40)	(4,369)
Subtotal	3,295	7,065	1,483	11,843
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	950	—	1,166
Closing balance	3,511	8,015	1,483	13,009

Current	1,254	3,125	1,483	5,862
Non-current	2,257	4,890	—	7,147

II - Tax and social security provisions
Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.
The table below shows the changes in the provisions:

	12/31/2021	12/31/2020
Opening balance - 01/01	6,810	8,266
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(71)	(68)
Subtotal	6,739	8,198
Adjustment / Interest (*)	202	220
Changes in the period reflected in income	8	56

Increase (*)	180	142
Reversal (*)	(172)	(86)
Payment	(523)	(1,735)
Subtotal	6,426	6,739
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	72	71
Closing balance	6,498	6,810

Current	10	65
Non-current	6,488	6,745

(*)	The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

F-9
6

The main discussions related to tax and social security obligations are described below:

•	INSS – Non-compensatory Amounts – R$ 1,823: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,032;

•
PIS and COFINS – Calculation Basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 628.

III - Contingencies not provided for in the Balance Sheet
Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:
Civil and Labor Claims
In Civil Lawsuits with possible loss, total estimated risk is R$ 4,903 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures.
For Labor Claims with possible loss, estimated risk is R$ 448 (R$ 389 at 12/31/2020).
Tax and social security obligations
Tax and social security obligations of possible loss totaled R$ 35,855 (R$ 31,330 at 12/31/2020), and the main cases are described below:

•	INSS – Non-compensatory Amounts – R$ 8,119: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options;

•	IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,923: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies;

•	ISS – Banking Activities – R$ 4,680: the levy and/or payment place of ISS for certain banking revenues are discussed;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,479: the deductibility of goodwill for future expected profitability on the acquisition of investments;

•	PIS and COFINS – Reversal of Revenues from Depreciation in Excess – R$ 2,428: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations;

•	IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,517: cases in which the liquidity and the certainty of credits offset are discussed;

•
IRPJ and CSLL – Disallowance of Losses – R$ 1,233: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;

F-9
7

c) Accounts Receivables – Reimbursement of Provisions
The receivables balance arising from reimbursements of contingencies totals R$ 888 (R$ 919 at 12/31/2020) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.
d) Guarantees of contingencies, provisions and legal obligations
The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	12/31/2021				12/31/2020
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,427	1,990	8,847	12,264	12,693
Investment fund quotas	408	204	78	690	987
Surety	70	48	3,997	4,115	4,012
Insurance bond	1,710	1,325	15,736	18,771	18,402
Guarantee by government securities	7	—	235	242	249

Total	3,622	3,567	28,893	36,082	36,343

F-9
8

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
Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.
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

F-
99

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

•
Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted;

•	Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized.

F-
10
0

	01/01 to 12/31/2021
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	75,443	38,228	11,930	125,601	773	126,374
Interest margin (1)	43,042	24,005	11,099	78,146	(2,937)	75,209
Revenues from banking services and bank charges	25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses	7,232	406	(53)	7,585	(2,231)	5,354
Other revenues	—	—	—	—	3,487	3,487
Cost of Credit	(18,278)	(1,956)	—	(20,234)	7,455	(12,779)
Claims	(1,591)	(9)	—	(1,600)	—	(1,600)
Operating margin	55,574	36,263	11,930	103,767	8,228	111,995
Other operating income / (expenses)	(40,116)	(17,743)	(1,055)	(58,914)	(10,850)	(69,764)
Non-interest expenses (2)	(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other	(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures	—	—	—	—	1,164	1,164
Income before income tax and social contribution	15,458	18,520	10,875	44,853	(2,622)	42,231
Income tax and social contribution	(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interest in subsidiaries	(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income	9,535	11,130	6,214	26,879	(119)	26,760

Total assets (*) – 12/31/2021	1,311,330	1,013,836	133,123	2,166,019	(96,813)	2,069,206

Total liabilities – 12/31/2021	1,252,211	945,311	105,190	2,010,442	(105,712)	1,904,730

(*) Includes:
Investments in associates and joint ventures	2,008	—	4,338	6,346	(225)	6,121
Fixed assets, net	5,420	997	—	6,417	546	6,963
Goodwill and Intangible assets, net	8,371	9,557	—	17,928	3,182	21,110

(1)
Includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).

(2)	Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,548).
(3)
The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-
10
1

	01/01 to 12/31/2020
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	72,680	32,187	9,918	114,785	(14,586)	100,199
Interest margin (1)	41,818	19,883	8,394	70,095	(20,042)	50,053
Commissions and Banking Fees	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	—	—	—	—	7,101	7,101
Cost of Credit	(21,247)	(8,968)	6	(30,209)	5,583	(24,626)
Claims	(1,345)	(8)	—	(1,353)	(1)	(1,354)
Operating margin	50,088	23,211	9,924	83,223	(9,004)	74,219
Other operating income / (expenses)	(40,221)	(16,133)	(650)	(57,004)	(11,985)	(68,989)
Non-interest expenses (2)	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures	—	—	—	—	1,399	1,399
Income before income tax and social contribution	9,867	7,078	9,274	26,219	(20,989)	5,230
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest in subsidiaries	(175)	601	(46)	380	3,452	3,832
Net income	6,621	5,786	6,129	18,536	360	18,896

Total assets (*) - 12/31/2020	1,265,620	981,034	143,715	2,112,586	(93,335)	2,019,251

Total liabilities - 12/31/2020	1,218,977	915,253	108,432	1,964,880	(100,154)	1,864,726

(*) Includes:
Investments in associates and joint ventures	2,012	—	13,879	15,891	(321)	15,570
Fixed assets, net	4,587	806	—	5,393	1,544	6,937
Goodwill and Intangible assets, net	4,978	9,901	—	14,879	2,451	17,330

(1)
Includes interest and similar income and expenses of R$ 40,811, result of financial assets and liabilities at fair value through profit or loss of R$ 6,553 and foreign exchange results and exchange variations in foreign transactions of R$ 2,689.

(2)	Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).
(3)
The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

F-
10
2

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

(1)
Includes interest and similar income and expenses of R$ 42,193, result of financial assets and liabilities at fair value through profit or loss of R$ 26,230 and foreign exchange results and exchange variations in foreign transactions of R$ 927.

(2)	Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630).
(3)
The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

F-
10
3

c) Result of
Non-Current
Assets and Main Services and Products by Geographic Region

	12/31/2021			12/31/2020
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	21,390	6,683	28,073	17,095	7,172	24,267

	01/01 to 12/31/2021			01/01 to 12/31/2020			01/01 to 12/31/2019
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	107,741	36,773	144,514	102,016	21,595	123,611	117,541	27,767	145,308
Income from insurance and private pension operations before claim and selling expenses	5,332	22	5,354	4,488	—	4,488	4,423	130	4,553
Commissions and Banking Fees	37,635	4,689	42,324	34,533	4,024	38,557	35,283	3,749	39,032

(1)	Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.
(2)	ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
Note 31 – Related parties
Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.
Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.
The principal unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.

•
The associates,
non-financial
subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A.
(1)
, Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 3).

•	Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

•
Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado,
closed-end
supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

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
population
to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.
Associação Itaú Viver Mais
– provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.
(1) New legal name of Duratex S.A.

F-
10
4

a) Transactions with related parties:

	ITAÚ UNIBANCO HOLDING
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)
		12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Interbank investments		2,301	18,539	84	63	58
Other	9.15%	2,301	18,539	84	63	58
Loan operations		654	727	35	56	6
Dexco S.A.	CDI + 1.45%	546	515	31	19	—
Other	100% CDI /2.5% to 6%	108	212	4	37	6
Securities and derivative financial instruments (assets and liabilities)		5,397	1,716	303	6	—
Investment funds		183	107	34	14	—
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,082	950	71	1	—
Itaúsa S.A.	CDI + 2% to 2.4%	1,200	771	74	1	—
Águas do Rio 4 SPE S.A.	CDI + 3.5%	1,574	—	60	—	—
Aegea Saneamento e Participações S.A.	CDI + 1.5% to 2.9%	844	—	34	—	—
Other	CDI + 3.5%	514	(112)	30	(10)	—
Deposits		—	—	(2)	(1)	(1)
Other		—	—	(2)	(1)	(1)
Deposits received under securities repurchase agreements		(443)	(165)	(34)	(13)	(14)
Alpargatas S.A.	99% to 101% CDI	(22)	(107)	(1)	(11)	—
Dexco S.A.	82% to 99% CDI	(15)	(49)	(1)	(2)	(2)
Águas do Rio 4 SPE S.A.	99% CDI	(32)	—	(3)	—	—
Águas do Rio 1 SPE S.A.	99% CDI	(13)	—	(1)	—	—
Aegea Saneamento e Participações S.A.	97% to 99.3% CDI	(158)	—	(5)	—	—
Other	75% to 96% CDI	(203)	(9)	(23)	—	(12)
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		(273)	(26)	(122)	26	3
Instituto Unibanco		—	123	3	3	—
Fundação Itaú Unibanco – Previdência Complementar		(78)	(93)	37	42	43
ConectCar Soluções de Mobilidade Eletrônica S.A.		(8)	(46)	(4)	7	7
Olímpia Promoção e Serviços S.A.		(5)	(9)	—	(45)	(31)
FUNBEP—Fundo de Pensão Multipatrocinado		(158)	(1)	(172)	7	7
Itaúsa S.A.		(10)	1	13	12	(28)
Águas do Rio 4 SPE S.A.		(20)	—	—	—	—
Águas do Rio 1 SPE S.A.		(12)	—	—	—	—
Other		18	(1)	1	—	5
Rent		—	—	(37)	(31)	(39)
Fundação Itaú Unibanco – Previdência Complementar		—	—	(34)	(28)	(32)
FUNBEP – Fundo de Pensão Multipatrocinado		—	—	(3)	(3)	(6)
Other		—	—	—	—	(1)
Donation		—	(500)	—	(1,002)	(35)
Fundação Itaú para a Educação e Cultura		—	(500)	—	(1,000)	(35)
Other		—	—	—	(2)	—
Sponsorship		12	12	(14)	(16)	(15)
Associação Cubo Coworking Itaú		12	12	(14)	(16)	(14)
Other		—	—	—	—	(1)
Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 100, Liabilities of R$ (6,136) and Results of R$ (20) (R$ 65, R$ (6,623) at 12/31/2020 and R$ (58) from 01/01 to 12/31/2020, respectively).
b) Compensation and Benefits of Key Management Personnel
Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Fees	(460)	(578)	(499)
Profit sharing	(208)	(112)	(363)
Post-employment benefits	(9)	(9)	(6)
Share-based payment plan	(120)	(228)	(224)

Total	(797)	(927)	(1,092)

Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

F-10
5

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
Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures.

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

F-10
6

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

F-10
7

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).
For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, including the assessment of Social and Environmental Risk, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.
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

F-10
8

Sensitivity analysis
ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 5%, 45% and 50%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions
The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2021					12/31/2020
		Reduction/(Increase) of					Reduction/(Increase) of
Financial Assets (1)	Expected Loss (2)	Expected Loss			Financial Assets (1)	Expected Loss (2)	Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,078,891	(46,348)	(340)	163	1,788	951,343	(51,480)	(830)	491	1,416

(1)	Composed of Loan operations, lease operations and securities.
(2)	Comprises expected credit loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).
1.3 Classification of Stages of Credit Impairment
ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.
Rules for changing stages take into account:

•	Stage 1 to stage 2: delay or evaluation of absolute and relative probability of default (PD) triggers.
For retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.
For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating.
The absolute trigger considers the lower (minimum PD) and upper (maximum PD) limits of ratings assigned internally to products. Transactions with PD lower than the minimum PD remain classified in stage 1, whereas operations in which the PD is higher than the maximum PD migrate to stage 2.
The relative PD is analyzed if the current PD is between the minimum and maximum PD limits and it is used to verify the significant increase in credit risk, through the relative PD variation since the initial recognition of the financial instrument. If this relative variation is greater than that defined for each portfolio, the financial instrument migrates to stage 2.

•
Stage 3:
default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

F-1
09

1.4 Maximum Exposure of Financial Assets to Credit Risk

	12/31/2021			12/31/2020
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	1,325,332	485,649	1,810,981	1,294,428	466,835	1,761,263
At Amortized Cost	920,576	350,614	1,271,190	861,485	324,255	1,185,740
Interbank deposits	17,795	52,147	69,942	17,775	37,910	55,685
Securities purchased under agreements to resell	159,974	9,744	169,718	237,528	2,415	239,943
Voluntary investments with the Central Bank of Brazil	5,800	—	5,800	—	—	—
Securities	125,875	21,871	147,746	103,146	26,658	129,804
Loan and lease operations	562,646	259,944	822,590	468,461	245,643	714,104
Other financial assets	81,398	15,075	96,473	67,425	25,830	93,255
(-) Provision for Expected Loss	(32,912)	(8,167)	(41,079)	(32,850)	(14,201)	(47,051)
At Fair Value Through Other Comprehensive Income	44,648	60,974	105,622	48,992	60,950	109,942
Securities	44,648	60,974	105,622	48,992	60,950	109,942
At Fair Value Through Profit or Loss	360,108	74,061	434,169	383,951	81,630	465,581
Securities	343,339	21,628	364,967	365,718	23,353	389,071
Derivatives	16,612	52,433	69,045	18,227	58,277	76,504
Other financial assets	157	—	157	6	—	6
Financial liabilities – provision for expected loss	4,543	657	5,200	3,655	737	4,392
Loan Commitments	4,115	318	4,433	3,135	350	3,485
Financial Guarantees	428	339	767	520	387	907
Off balance sheet	446,267	73,431	519,698	372,542	58,773	431,315
Financial guarantees	62,548	20,362	82,910	51,830	17,103	68,933
Letters of credit to be released	45,773	—	45,773	41,477	—	41,477
Loan commitments	337,946	53,069	391,015	279,235	41,670	320,905
Mortgage loans	10,709	—	10,709	6,357	—	6,357
Overdraft accounts	147,878	—	147,878	126,302	—	126,302
Credit cards	176,384	3,840	180,224	144,386	3,859	148,245
Other pre-approved limits	2,975	49,229	52,204	2,190	37,811	40,001

Total	1,767,056	558,423	2,325,479	1,663,315	524,871	2,188,186

F-1
1
0

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
1.4.1. By business sector
Loan and lease operations

	12/31/2021%		12/31/2020%
Industry and commerce	190,491	23.1	163,784	22.9
Services	173,332	21.1	172,322	24.1
Other sectors	37,652	4.6	37,565	5.3
Individuals	421,115	51.2	340,433	47.7

Total	822,590	100.0	714,104	100.0

Other financial assets (*)

	12/31/2021%		12/31/2020%
Public sector	580,619	62.2	713,705	71.2
Services	150,831	16.2	79,788	8.0
Other sectors	83,521	9.0	67,636	6.8
Financial	117,869	12.6	139,820	14.0

Total	932,840	100.0	1,000,949	100.0

(*)
Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

F-1
1
1

1.4.2 By type and classification of credit risk
Loan and lease operations

12/31/2021
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	270,371	220,961	944	492,276	38,168	20,723	—	58,891	23,997	686	—	24,683	332,536	242,370	944	575,850
Corporate	128,519	23,882	52,429	204,830	1,600	200	535	2,335	4,915	23	2,478	7,416	135,034	24,105	55,442	214,581
Micro/Small and medium companies	124,555	71,158	7,605	203,318	16,749	4,823	130	21,702	8,666	222	141	9,029	149,970	76,203	7,876	234,049
Foreign loans - Latin America	178,719	46,629	17,776	243,124	13,389	1,621	713	15,723	12,942	87	159	13,188	205,050	48,337	18,648	272,035

Total	702,164	362,630	78,754	1,143,548	69,906	27,367	1,378	98,651	50,520	1,018	2,778	54,316	822,590	391,015	82,910	1,296,515

%	61.4	31.7	6.9	100.0	70.9	27.7	1.4	100.0	93.0	1.9	5.1	100.0	63.4	30.2	6.4	100.0

	12/31/2020
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,158	190,273	854	390,285	30,793	19,387	—	50,180	25,532	987	—	26,519	255,483	210,647	854	466,984
Corporate	123,665	17,670	43,602	184,937	2,793	16	595	3,404	8,063	93	2,516	10,672	134,521	17,779	46,713	199,013
Micro/Small and medium companies	96,784	50,813	5,434	153,031	15,965	3,884	440	20,289	9,206	307	131	9,644	121,955	55,004	6,005	182,964
Foreign loans - Latin America	167,601	35,960	14,498	218,059	16,692	1,414	676	18,782	17,852	101	187	18,140	202,145	37,475	15,361	254,981

Total	587,208	294,716	64,388	946,312	66,243	24,701	1,711	92,655	60,653	1,488	2,834	64,975	714,104	320,905	68,933	1,103,942

%	62.1	31.1	6.8	100.0	71.5	26.7	1.8	100.0	93.3	2.3	4.4	100.0	64.7	29.1	6.2	100.0

	12/31/2021				12/31/2020
Internal Rating	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	662,839	42,028	—	704,867	501,463	13,172	—	514,635
Medium	38,980	19,239	—	58,219	84,193	37,249	—	121,442
High	345	8,639	—	8,984	1,552	15,822	—	17,374
Credit-Impaired	—	—	50,520	50,520	—	—	60,653	60,653

Total	702,164	69,906	50,520	822,590	587,208	66,243	60,653	714,104

%	85.4	8.5	6.1	100.0	82.2	9.3	8.5	100.0

F-1
1
2

Other financial assets

	12/31/2021
		Stage 1		Stage 2		Stage 3
	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	20,139	4,906	4,914	15,224	15,225	—	—
Government securities	423,085	426,959	423,085	—	—	—	—
Brazilian government	362,449	365,947	362,449	—	—	—	—
Other Public	—	36	—	—	—	—	—
Abroad	60,636	60,976	60,636	—	—	—	—
Argentina	1,335	1,310	1,335	—	—	—	—
United States	7,189	7,226	7,189	—	—	—	—
Mexico	12,413	12,424	12,413	—	—	—	—
Spain	6,131	6,132	6,131	—	—	—	—
Korea	5,604	5,604	5,604	—	—	—	—
Chile	21,399	21,552	21,399	—	—	—	—
Paraguay	1,469	1,526	1,469	—	—	—	—
Uruguay	1,258	1,256	1,258	—	—	—	—
Colombia	3,830	3,938	3,830	—	—	—	—
Peru	8	8	8	—	—	—	—
Corporate securities	173,163	169,489	167,457	3,391	2,789	4,993	2,917
Rural product note	12,744	12,474	12,597	146	121	38	26
Real estate receivables certificates	4,999	5,063	4,999	—	—	—	—
Bank deposit certificate	390	392	390	—	—	—	—
Debentures	103,659	99,438	98,867	2,383	1,923	4,704	2,869
Eurobonds and other	10,206	10,236	10,194	12	12	—	—
Financial bills	10,168	10,185	10,168	—	—	—	—
Promissory and commercial notes	8,901	8,874	8,901	—	—	—	—
Other	22,096	22,827	21,341	850	733	251	22

Total	616,387	601,354	595,456	18,615	18,014	4,993	2,917

F-1
1
3

	12/31/2020
		Stage 1		Stage 2		Stage 3
	Fair Value	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	14,204	3,232	2,997	10,943	10,943	1,232	264
Government securities	483,791	479,477	483,791	—	—	—	—
Brazilian government	422,098	417,782	422,098	—	—	—	—
Other Public	—	36	—	—	—	—	—
Abroad	61,693	61,659	61,693	—	—	—	—
Argentina	1,498	1,480	1,498	—	—	—	—
United States	5,835	5,847	5,835	—	—	—	—
Mexico	10,222	10,227	10,222	—	—	—	—
Italy	130	133	130	—	—	—	—
Spain	4,844	4,847	4,844	—	—	—	—
Korea	3,947	3,951	3,947	—	—	—	—
Chile	23,195	23,183	23,195	—	—	—	—
Paraguay	2,950	3,011	2,950	—	—	—	—
Uruguay	978	964	978	—	—	—	—
Colombia	8,089	8,012	8,089	—	—	—	—
Peru	5	4	5	—	—	—	—
Corporate securities	127,757	122,695	122,326	3,485	2,738	5,873	2,693
Rural product note	5,823	5,717	5,723	38	36	115	64
Real estate receivables certificates	5,342	5,290	5,268	77	73	—	1
Bank deposit certificate	1,066	1,064	1,066	—	—	—	—
Debentures	62,723	57,963	58,365	2,402	1,779	5,462	2,579
Eurobonds and other	7,604	7,445	7,604	—	—	—	—
Financial bills	15,783	15,784	15,783	—	—	—	—
Promissory and commercial notes	7,629	7,611	7,629	—	—	—	—
Other	21,787	21,821	20,888	968	850	296	49

Total	625,752	605,404	609,114	14,428	13,681	7,105	2,957

F-1
1
4

Other Financial Assets—Internal Classification by Level of Risk

	12/31/2021
	Financial Assets - At Amortized Cost
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at fair value through other comprehensive income	Total
Low	245,442	142,416	430,729	105,622	924,209
Medium	—	4,399	3,219	—	7,618
High	18	931	64	—	1,013

Total	245,460	147,746	434,012	105,622	932,840

%	26.4	15.8	46.5	11.3	100.0

(*)	Includes Derivatives in the amount of R$ 69,045 at 12/31/2021.

	12/31/2020
	Financial Assets -Amortized Cost
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at fair value through other comprehensive income	Total
Low	295,334	123,553	463,168	109,942	991,997
Medium	—	4,396	2,192	—	6,588
High	294	1,855	215	—	2,364

Total	295,628	129,804	465,575	109,942	1,000,949

%	29.5	13.0	46.5	11.0	100.0

(*)	Includes Derivatives in the amount of R$ 76,504 at 12/31/2020.

F-11
5

1.4.3 Collateral for loans and lease operations

	12/31/2021				12/31/2020
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	113,194	282,131	1,014	907	80,907	202,819	1,746	1,621
Personal (1)	2,436	8,338	639	583	1,960	6,759	737	698
Vehicles (2)	26,941	68,275	368	318	21,595	44,673	999	918
Mortgage loans (3)	83,817	205,518	7	6	57,352	151,387	10	5
Micro, small and medium companies and corporates (4)	170,334	634,871	32,436	26,933	151,129	444,696	31,582	27,011
Foreign loans – Latin America (4)	168,968	330,020	9,782	4,152	161,987	309,489	15,381	9,050
Total	452,496	1,247,022	43,232	31,992	394,023	957,004	48,709	37,682

(1)	In general requires financial collaterals.
(2)	Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
(3)	Properties themselves are pledged as collateral.
(4)	Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).
Of total loan and lease operations, R$ 326,862 (R$ 271,372 at 12/31/2020) represented unsecured loans.

F-11
6

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
Total repossessed assets in the period were R$ 258 (R$ 224 from 01/01 to 12/31/2020), mainly composed of real estate.
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

F-11
7

•
ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

•	Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.
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
2.1 VaR – Consolidated ITAÚ UNIBANCO HOLDING
It is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.
From 01/01 to 12/31/2021, the average total VaR in Historical Simulation was R$ 441 or 0.3% of total stockholders’ equity (R$ 282 from 01/01 to 12/31/2020 or 0.2% of total stockholders’ equity).

	VaR Total (Historical Simulation) (in millions of Reais)
	12/31/2021 (*)				12/31/2020 (*)
	Average	Maximum	Minimum	Var Total	Average	Minimum	Minimum	Var Total
VaR by Risk Factor Group
Interest rates	937	425	1,411	1,257	614	292	1,961	431
Currencies	18	10	37	13	20	9	71	24
Shares	42	17	98	24	23	9	49	30
Commodities	4	1	8	4	2	1	4	1
Effect of diversification	—	—	—	(602)	—	—	—	(263)

Total risk	441	198	707	696	282	166	763	223

(*)	VaR by Group of Risk Factors considers information from foreign units.

F-11
8

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

	12/31/2021						12/31/2020
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	463,079	294,051	193,279	642,495	253,300	1,846,204	478,065	335,803	185,587	568,219	227,397	1,795,071
At amortized cost	401,056	258,580	152,270	345,538	148,969	1,306,413	406,497	251,388	121,432	314,949	125,282	1,219,548
Compulsory deposits in the Central Bank of Brazil	92,580	—	—	—	—	92,580	83,133	—	—	—	—	83,133
Interbank deposits	51,138	7,050	5,861	5,669	216	69,934	34,998	5,410	8,178	6,864	187	55,637
Securities purchased under agreements to resell	142,405	26,532	—	403	371	169,711	196,053	43,625	170	10	77	239,935
Voluntary investments with the Central Bank of Brazil	5,800	—	—	—	—	5,800	—	—	—	—	—	—
Securities	4,427	12,884	27,858	69,965	30,664	145,798	9,325	16,907	11,440	55,070	33,997	126,739
Loan and lease operations	104,706	212,114	118,551	269,501	117,718	822,590	82,988	185,446	101,644	253,005	91,021	714,104
At fair value through other comprehensive income	10,420	9,286	6,722	63,256	15,938	105,622	13,357	12,557	6,958	54,452	22,618	109,942
At fair value through profit and loss	51,603	26,185	34,287	233,701	88,393	434,169	58,211	71,858	57,197	198,818	79,497	465,581
Securities	36,111	13,872	28,532	212,911	73,541	364,967	40,577	63,455	48,092	178,565	58,382	389,071
Derivatives	15,492	12,292	5,632	20,777	14,852	69,045	17,634	8,403	9,099	20,253	21,115	76,504
Other financial assets	—	21	123	13	—	157	—	—	6	—	—	6
Financial liabilities	660,751	127,205	107,515	361,399	228,857	1,485,727	624,542	141,647	122,233	452,797	118,616	1,459,835
At amortized cost	653,598	110,994	99,753	340,944	216,959	1,422,248	607,741	134,640	109,560	426,488	101,753	1,380,182
Deposits	402,930	52,259	38,563	220,822	135,798	850,372	370,604	80,456	59,955	277,055	20,940	809,010
Securities sold under repurchase agreements	239,843	2,627	725	5,659	3,994	252,848	220,219	3,001	1,962	23,811	24,371	273,364
Interbank market funds	9,976	46,610	41,520	69,043	9,996	177,145	9,542	48,407	36,972	56,482	4,632	156,035
Institutional market funds	439	9,045	18,422	43,559	67,171	138,636	6,950	2,247	10,142	67,159	51,810	138,308
Premium bonds plans	410	453	523	1,861	—	3,247	426	529	529	1,981	—	3,465
At fair value through profit and loss	7,153	16,211	7,762	20,455	11,898	63,479	16,801	7,007	12,673	26,309	16,863	79,653
Derivatives	7,153	16,174	7,625	20,404	11,848	63,204	16,791	7,002	12,672	26,252	16,788	79,505
Structured notes	—	—	16	48	50	114	10	—	1	57	75	143
Other financial liabilities	—	37	121	3	—	161	—	5	—	—	—	5
Difference assets / liabilities (*)	(197,672)	166,846	85,764	281,096	24,443	360,477	(146,477)	194,156	63,354	115,422	108,781	335,236
Cumulative difference	(197,672)	(30,826)	54,938	336,034	360,477		(146,477)	47,679	111,033	226,455	335,236
Ratio of cumulative difference to total interest-bearing assets	(10.7)%	(1.7)%	3.0%	18.2%	19.5%		(8.2)%	2.7%	6.2%	12.6%	18.7%

(*)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F-1
19

2.1.2 Currency risk
The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.
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
3. Liquidity risk
Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.
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
3.1 Primary sources of funding
ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.9% or R$ 405.2 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

F-1
2
0

Funding from customers	12/31/2021			12/31/2020
	0-30 days	Total	%	0-30 days	Total	%

Deposits	402,930	850,372		370,604	809,010
Demand deposits	158,116	158,116	14.8	134,805	134,805	13.2
Savings deposits	190,601	190,601	17.9	179,470	179,470	17.5
Time deposits	52,563	497,051	46.5	55,778	491,234	48.0
Other	1,650	4,604	0.4	551	3,501	0.4
Funds from acceptances and issuance of securities (1)	2,310	143,138	13.4	1,978	136,638	13.4
Funds from own issue (2)	—	21	—	218	1,985	0.2
Subordinated debt	—	75,036	7.0	6,657	74,916	7.3

Total	405,240	1,068,567	100.0	379,457	1,022,549	100.0

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
During the period of 2021, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 229.0 billion and accounted for 56.5% of the short term redeemable obligations, 21.4% of total funding, and 16.2% of total assets.
The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2021	12/31/2020
	%	%
Net assets (1) / customers funds within 30 days (2)	56.5	85.2
Net assets (1) / total customers funds (3)	21.4	31.6
Net assets (1) / total financial assets (4)	16.2	23.4

(1)
Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities—available. Detailed in the table Non discounted future flows – Financial assets.

(2)	Funding from customers table (Total funding from customers 0-30 days).
(3)	Funding from customers table (Total funding from customers).
(4)	Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,411,089 (R$ 1,381,769 at 12/31/2020).

F-1
2
1

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2021					12/31/2020
Financial assets (1)	0 - 30	31 - 365	366 -720	Over 720 days	Total	0 - 30	31 -365	366 - 720	Over 720 days	Total
Cash	44,512	—	—	—	44,512	46,224	—	—	—	46,224
Interbank investments	195,260	32,238	4,535	1,670	233,703	234,755	43,276	6,273	1,092	285,396
Securities purchased under agreements to resell – Collateral held (2)	32,435	—	—	—	32,435	44,743	—	—	—	44,743
Securities purchased under agreements to resell – Collateral repledge	105,875	19,355	—	—	125,230	150,474	31,561	—	—	182,035
Interbank deposits (4)	56,950	12,883	4,535	1,670	76,038	39,538	11,715	6,273	1,092	58,618
Securities	158,915	30,191	45,156	223,244	457,506	239,964	16,348	17,144	101,908	375,364
Government securities—available	145,989	453	483	6,737	153,662	226,615	393	379	5,779	233,166
Government securities—under repurchase commitments	1,337	13,446	27,132	35,575	77,490	93	3,905	6,749	15,132	25,879
Corporate securities—available	11,247	13,349	12,062	133,385	170,043	13,256	11,113	8,352	51,927	84,648
Corporate securities—under repurchase commitments	342	2,943	5,479	47,547	56,311	—	937	1,664	29,070	31,671
Derivative financial instruments – Net position	15,492	17,924	8,826	26,803	69,045	17,634	17,502	6,478	34,890	76,504
Swaps	1,820	3,803	7,341	25,050	38,014	4,064	2,952	5,117	33,886	46,019
Options	10,599	9,216	683	754	21,252	10,103	8,783	992	540	20,418
Forwards	1,595	1,513	3	—	3,111	1,323	757	5	—	2,085
Other derivatives	1,478	3,392	799	999	6,668	2,144	5,010	364	464	7,982
Loan and lease operations (3)	77,663	282,913	135,840	315,004	811,420	60,896	236,173	114,523	317,492	729,084
Other financial assets	—	144	5	8	157	—	6	—	—	6

Total financial assets	491,842	363,410	194,362	566,729	1,616,343	599,473	313,305	144,418	455,382	1,512,578

(1)
The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 104,592 (R$ 90,059 at 12/31/2020), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2)	Net of R$ 9,266 (R$ 11,119 at 12/31/2020) which securities are linked to guarantee transactions at B3 S.A.- Brasil, Bolsa, Balcão and in the BACEN.
(3)	Net of payment to merchants of R$ 92,011 (R$ 71,820 at 12/31/2020) and the amount of Liabilities from transactions related to credit assignments R$ 1,004 (R$ 1,623 at 12/31/2020).
(4)	Includes R$ 40,221 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits with Central Banks of other countries.

F-1
2
2

Undiscounted future flows, except for derivatives which are fair value	12/31/2021					12/31/2020
Financial liabilities	0 - 30	31 - 365	366 -720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Deposits	397,416	96,669	95,397	350,792	940,274	369,957	145,085	36,258	344,261	895,561
Demand deposits	158,116	—	—	—	158,116	134,805	—	—	—	134,805
Savings deposits	190,601	—	—	—	190,601	179,470	—	—	—	179,470
Time deposit	46,938	94,040	95,149	350,791	586,918	53,978	143,446	36,182	343,974	577,580
Interbank deposits	933	2,629	248	1	3,811	1,633	1,639	76	287	3,635
Other deposits	828	—	—	—	828	71	—	—	—	71
Compulsory deposits	(44,124)	(12,461)	(11,797)	(36,210)	(104,592)	(36,337)	(16,874)	(4,412)	(32,436)	(90,059)
Demand deposits	(12,012)	—	—	—	(12,012)	(6,926)	—	—	—	(6,926)
Savings deposits	(25,807)	—	—	—	(25,807)	(22,672)	—	—	—	(22,672)
Time deposit	(6,305)	(12,461)	(11,797)	(36,210)	(66,773)	(6,739)	(16,874)	(4,412)	(32,436)	(60,461)
Securities sold under repurchase agreements (1)	265,184	5,615	7,020	5,943	283,762	260,846	5,024	5,183	22,591	293,644
Government securities	191,281	1,261	3,885	5,687	202,114	182,848	2,070	2,414	22,564	209,896
Corporate securities	26,141	3,621	2,775	18	32,555	22,056	2,954	2,769	27	27,806
Foreign	47,762	733	360	238	49,093	55,942	—	—	—	55,942
Funds from acceptances and issuance of securities (2)	2,986	35,346	30,927	83,967	153,226	2,391	40,463	35,189	68,573	146,616
Loans and obligations (3)	9,875	71,278	9,491	12,868	103,512	11,891	64,735	6,239	6,388	89,253
Subordinated debt (4)	55	27,857	16,282	48,969	93,163	6,797	8,428	28,994	45,762	89,981
Derivative financial instruments – Net position	7,153	23,799	8,596	23,656	63,204	16,791	19,674	6,895	36,145	79,505
Swaps	1,562	3,970	6,944	22,170	34,646	7,344	3,612	5,573	35,260	51,789
Options	4,086	16,896	786	779	22,547	6,355	12,381	998	528	20,262
Forwards	762	—	—	—	762	892	13	—	—	905
Other derivatives	743	2,933	866	707	5,249	2,200	3,668	324	357	6,549
Other financial liabilities	—	158	—	3	161	—	5	—	—	5

Total financial liabilities	638,545	248,261	155,916	489,988	1,532,710	632,336	266,540	114,346	491,284	1,504,506

(1)	Includes own and third parties’ portfolios.
(2)
Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.

(3)	Recorded in funds from interbank markets.
(4)	Recorded in funds from institutional markets.

	12/31/2021					12/31/2020
Off balance commitments	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial Guarantees	3,742	28,530	11,046	39,592	82,910	2,859	24,491	6,428	35,155	68,933
Commitments to be released	151,235	35,605	18,541	185,634	391,015	128,792	27,144	11,776	153,193	320,905
Letters of credit to be released	45,773	—	—	—	45,773	41,477	—	—	—	41,477
Contractual commitments—Fixed and Intangible assets (Notes 13 and 14)	—	3	—	—	3	—	36	—	—	36

Total	200,750	64,138	29,587	225,226	519,701	173,128	51,671	18,204	188,348	431,351

F-1
2
3

4. Emerging Risks
They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.
The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too.
5. Social and Environmental Risk and Climate Risk
Social and Environmental risk is the possibility of losses due to exposure to social and/or environmental events related to the activities developed by the ITAÚ UNIBANCO HOLDING.
Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.
The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental risk management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation.
Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING.
The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance.
Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk.
Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.
Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.
ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks.

F-1
2
4

The sectors with the highest probability of suffering financial impacts from climate change for ITAÚ UNIBANCO HOLDING are: energy, transport, materials and construction, agriculture, food and forestry products.
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
The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.
In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2021	12/31/2020
Available capital (amounts)
Common Equity Tier 1	130,716	119,960
Tier 1	149,912	137,157
Total capital (PR)	169,797	151,244
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,153,841	1,042,207
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	13.0%	13.2%
Total capital ratio (%)	14.7%	14.5%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (*)	2.00%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.00%	2.25%

(*)
For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

As of December 31, 2021 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,167 (R$ 17,078 as of December 31, 2020) and the amount of subordinated debt that makes up Tier II capital is R$ 19,469 (R$ 14,024 as of December 31, 2020).
The Basel Ratio reached 14.7% on December 31, 2021, with an increase of 0.2 percentage point as compared to December 31, 2020. The main change was the income for the period offset by the increase in loan portfolio.

F-12
5

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 77,490 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 34,615 (R$ 23,450 at 12/31/2020), generously covered by available capital.
The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2021, fixed assets ratio reached 16.9% (24.0% at 12/31/2020), showing a surplus of R$ 56,280 (R$ 39,274 at 12/31/2020).
II - Risk-Weighted Assets (RWA)
For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:
RWA = RWA
CPAD
+ RWA
MINT
+ RWA
OPAD

•	RWA CPAD = portion related to exposures to credit risk, calculated using the standardized approach;

•	RWA MINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674;

•	RWA OPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA
	12/31/2021	12/31/2020
Credit Risk—standardized approach	1,044,344	921,934
Credit risk (excluding counterparty credit risk)	922,824	778,153
Counterparty credit risk (CCR)	42,898	45,674
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,616	27,119
Of which: other CCR	15,282	18,555
Credit valuation adjustment (CVA)	8,102	5,960
Equity investments in funds—look-through approach	5,001	4,897
Equity investments in funds—mandate-based approach	95	623
Equity investments in funds—fall-back approach	824	716
Securitisation exposures—standardized approach	2,195	1,506
Amounts below the thresholds for deduction	62,405	84,405
Market Risk	22,985	27,481
Of which: standardized approach (RWA MPAD )	28,731	34,351
Of which: internal models approach (RWA MINT )	14,751	22,362
Operational Risk	86,512	92,792

Total	1,153,841	1,042,207

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

F-12
6

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

F-12
7

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

	Impact in Income and Stockholders’ Equity (1)
Sensitivity Test	12/31/2021		12/31/2020
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates
5% increase	45	(2)	56	2
5% decrease	(48)	2	(59)	(2)
Risk-free Interest Rates
0.1% increase	102	10	98	10
0.1% decrease	(104)	(10)	(100)	(11)
Conversion in Income Rates
5% increase	(11)	—	(9)	—
5% decrease	11	—	9	—
Claims
5% increase	—	(58)	—	(52)
5% decrease	—	58	—	52

(1)	Amounts net of tax effects.

F-12
8

b) Risk concentration
For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 12/31/2021			01/01 to 12/31/2020			01/01 to 12/31/2019
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Individuals
Group accident insurance	884	883	99.9	849	847	99.8	867	867	100.0
Individual accident	176	175	99.4	192	187	97.4	222	222	100.0
Credit Life Insurance	1,008	1,008	100.0	624	624	100.0	948	946	99.8
Group life	1,168	1,165	99.7	956	955	99.9	948	947	99.9
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

	12/31/2021		12/31/2020
Class	Account balance	DV01	Account balance	DV01
Government securities
National Treasury Notes (NTN-C)	5,154	(3.05)	7,025	(3.11)
National Treasury Notes (NTN-B)	6,094	(6.24)	5,215	(5.42)
National Treasury Notes (NTN-F)	205	(0.11)	134	(0.08)
National Treasury Bills (LTN)	166	(0.01)	2,098	(0.31)
Corporate securities
Indexed to IGPM	7	(0.02)	—	—
Indexed to IPCA	355	(0.36)	22	(0.01)
Indexed to PRE	23	—	85	—
Indexed to PYG	30	(0.01)	—	—
Shares	947	9	1,320	13
Post-fixed assets	6,048	—	2,414	—
Under agreements to resell	1,895	—	697	—

Total	20,924		19,010

F-1
29

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

		12/31/2021			12/31/2020
Liabilities	Assets	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,846	55.6	20.3	2,298	57.8	19.1
IBNR, PDR and PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	869	48.6	27.0	838	50.9	27.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	19	17.9	20.3	16	16.3	18.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	19	122.6	27.4	17	172.6	24.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1	149.5	20.3	2	204.1	18.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	129	7.0	90.0	132	7.0	96.4
Subtotal	Subtotal	3,883			3,303
Pension plan, VGBL and individual life operations			103.8	76.3	88	109.4	81.3
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	65
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	16.0	18.5	12	17.4	22.2
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	79	16.0	18.5	68	17.4	22.2
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	16.0	18.5	22	17.4	22.2
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	358	16.0	18.5	332	17.4	22.2
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,786	103.8	76.4	3,278	109.4	81.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	197,897	134.0	55.2	205,670	166.5	56.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	7,513	195.9	79.8	6,268	188.5	80.9
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	665	195.9	79.8	1,304	188.4	80.9
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	691	195.9	79.8	655	188.5	80.9
Subtotal	Subtotal	211,093			217,697
Total technical reserves	Total backing assets	214,976			221,000

(1)	Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
(2)	DU = Duration in months.

F-1
3
0

c) Credit Risk
I – Reinsurers
Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.
We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies:

•
Insurance Operations:
reinsurance premiums operations are basically represented by: IRB Brasil
Resseguros S.A. with 38% (59% at 12/31/2020), Mapfre Re do Brasil Companhia de Resseguros with 36% (21% at 12/31/2020), RGA Global Reinsurance Company LTD with 22% and Austral Resseguradora S.A. with 4% (20% at 12/31/2020).

•
Private Pension Operations:
related to reinsurance premiums are entirely represented by Mapfre Re do
Brasil Companhia de Resseguros with 60% (45% at 12/31/2020), RGA Global Reinsurance Company LTD with 40%, IRB Brasil Resseguros S.A. with 25% at 12/31/2020 and Austral Resseguradora S.A. with 30% at 12/31/2020.

II – Premiums Receivable
ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due
premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.
III – Risk level of financial assets
The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2021
	Financial Assets at Amortized Cost			Financial Assets at Fair Value Through Other Comprehensive Income	Total
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)
Low	4,062	11,401	188,480	587	204,530
Medium	—	—	1	—	1
High	—	—	10	—	10

Total	4,062	11,401	188,491	587	204,541

%	2.0	5.6	92.1	0.3	100.0

(*)	Includes Derivatives in the amount of R$ 2,946.

	12/31/2020
	Financial Assets at Amortized Cost			Financial Assets at Fair Value Through Other Comprehensive Income
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)		Total
Low	3,517	30,614	205,099	1,194	240,424
Medium	—	—	3	—	3
High	—	—	—	—	—

Total	3,517	30,614	205,102	1,194	240,427

%	1.5	12.7	85.3	0.5	100.0

(*)	Includes Derivatives in the amount of R$ 1,336.

F-1
3
1

Note 33 – Supplementary information
a) “Coronavirus”
COVID-19
relief efforts
ITAÚ UNIBANCO HOLDING monitors the economic effects of this
COVID
-19
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
In Brazil, measures were taken to mitigate the impacts caused by
COVID-19
throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i)
CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;

ii)	CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020;

iii)	CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);

iv)
CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021;

v)
Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses;

vi)
Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee
(PEAC-FGI)
and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha);

vii)
Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and

viii)	BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN.
ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a)
increase in 2020 and 2021 in loan and financing operations, especially for micro, small and medium-sized
companies due to the measures adopted for mitigation of the impacts of
COVID-19
by the authorities with the creation of programs such as PESE, PRONAMPE,
PEAC-FGI
and CGPE, which balance in December 2021 is R$ 21,492. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing;

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

(c)	5.4% decrease at the current period in applications of renegotiation and extension of terms for loan operations as the economic situation changed;

F-1
3
2

(d)
the allowance for loan losses in the amount of R$ 44,316 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 193% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented a decrease of 8.3% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the
COVID-19
pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums;

(e)
the
mark-to-market
component of the securities portfolio was
-1.3%
in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market
component are not necessarily related to the effects of the pandemic;

(f)
due to the
COVID-19
pandemic, during 2020, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines;

(g)
increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING; and

(h)	increase in expenses with claims related to COVID-19 of R$ 361 in the period, mainly related to credit life and life insurance.
There was a reduction in the
face-to-face
service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities.
In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13 th
salary was advanced in full. Additionally, a process of communication and transparency with employees was established through
e-mails,
internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to
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

F-1
3
3

In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming.
In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists.
In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of basket of food staples.
Note 34 - Subsequent Event
Acquisition of Ideal Holding Financeira S.A.
On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.
IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.
The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.
The effective acquisitions and financial settlements will occur after the required regulatory approvals.
Itaú CorpBanca Colombia S.A.
ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.’s capital for the amount of R$ 2,219, and now it holds 99.46% .
The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.
Organization of Joint Venture - Totvs Techfin S.A.
On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the suplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly on the platforms already offered by TOTVS.
TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.
The effective acquisition and financial settlement will occur after the required regulatory approvals.
Second acquisition of XP Inc.
The original agreement sets forth the acquisition of an additional ownership interest in XP Inc. by ITAÚ UNIBANCO HOLDING, equivalent to 11.36% interest in XP Inc.’s capital, for the estimated amount of R$ 7.9 billion, approved by BACEN and regulatory bodies abroad, the latter approval on April 13, 2022. The acquisition is expected to be carried out in the second quarter of 2022.

F-1
3
4