Form 20-F
period 2022-12-31
Itau Unibanco Holding S.A.
filed 2023-04-28
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 20-F

____________________________

       ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

    ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

      ☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-15276

____________________________

Itaú Unibanco Holding S.A.
(Exact Name of Registrant as Specified in its Charter)

Itaú Unibanco Holding S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

____________________________

Renato Lulia Jacob
Group Head of Investor Relations
Itaú Unibanco Holding S.A.
Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil
+55 11 2794 3547
drinvest@itau-unibanco.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

_____________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Preferred Shares, without par value	ITUB	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share		New York Stock Exchange

______________

*Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

____________________________

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

☒Yes ☐ No

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

☒Large Accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

Audit Firm Id: 1351	Auditor Name: PricewaterhouseCoopers Auditores Independentes Ltda.	Auditor Location: São Paulo, Brasil

This page intentionally left blank

 INTRODUCTION

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

Forward-Looking Statements

This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	Political instability in Brazil, including developments and the perception of risks in connection with the recently elected government in Brazil, as well as ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of former president Jair Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to any ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	General economic, political, and business conditions in Brazil and variations in inflation indices, interest rates, foreign exchange rates, and the performance of financial markets in Brazil and the other markets in which we operate;
•	Global economic and political conditions, as well as geopolitical instability, in particular in the countries where we operate, including in relation to the United States or the Russian invasion of Ukraine;
•	Changes in laws or regulations, including in respect of tax matters, compulsory deposits and reserve requirements, that adversely affect our business;
•	Disruptions and volatility in the global financial markets;
•	Costs and availability of funding;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Our ability to protect personal data;
•	Our level of capitalization;
•	Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;
•	Competition in our industry;
•	Changes in our loan portfolio and changes in the value of our securities and derivatives;
•	Customer losses or losses of other sources of revenues;
•	Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;
•	Our exposure to Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
•	The effectiveness of our risk management policies;
•	Our ability to successfully integrate acquired or merged businesses;
•	Adverse legal or regulatory disputes or proceedings;
•	Environmental damage and climate change and effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and
•	Other risk factors as set forth under “Item 3D. Risk Factors.”

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

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

About our Financial Information

The reference date for the quantitative information for balances found in this annual report is as of December 31, 2022 and the reference date for results is the year ended December 31, 2022, except where otherwise indicated.

Our fiscal year ends on December 31 and, in this annual report, any reference to any specific fiscal year is to the twelve-month period ended on December 31 of that year.

Our audited consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with the International Financial Reporting Standards, or IFRS as issued by the IASB. Unless otherwise stated all audited consolidated financial information related to the years ended December 31, 2022, 2021 and 2020 included in this annual report was prepared in accordance with IFRS as issued by the IASB.

We use accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BACEN GAAP, for our reports to Brazilian stockholders and calculation of payments of dividends.

The CMN establishes that financial institutions meeting certain criteria, such as us, are required to present audited consolidated financial statements in accordance with IFRS as issued by the IASB.

For further information about the main differences between our management reporting systems and the audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. see “Note 30 – Segment Information” to our audited consolidated financial statements.

Our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020 were audited by PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, independent registered public accounting firm, as stated in its audit report contained in this Form 20-F.

For further information about the significant accounting policies applied in the preparation of our audited consolidated financial statements in accordance with IFRS as issued by the IASB. see “Note 2 – Significant Accounting Policies” to our audited consolidated financial statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3A. [RESERVED]

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

This section addresses the risks we consider material to our business and an investment in our securities. Should any of the following risks actually occur, our business, results of operation and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we do not presently consider material, emerging risks or risks not currently known to us may also adversely affect us.

Summary of Risk Factors

Macroeconomic and Geopolitical Risks

•	Changes in macroeconomic and geopolitical conditions may adversely affect us.
•	Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.
•	The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.
•	Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.
•	Political instability in Brazil may adversely affect us.
•	Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.
•	Any further downgrading of Brazil’s credit rating may adversely affect us.

COVID-19

•	The COVID-19 pandemic has adversely affected and may continue to affect us.

Regulatory, Compliance and Legal

•	We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	Changes in applicable law or regulations may have a material adverse effect on our business.
•	Increases in compulsory deposit requirements may have a material adverse effect on us.
•	Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.
•	Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.
•	We are subject to financial and reputational risks from legal and regulatory proceedings.

Market

•	The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.
•	Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio.

Credit

•	Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.
•	Default by other financial institutions may adversely affect the financial markets in general and us.
•	Exposure to Brazilian federal government debt could have a material adverse effect on us.
•	We may incur losses associated with counterparty exposure risks.
•	We may face challenges associated with IBOR transition.

Liquidity

•	We face risks relating to liquidity of our capital resources.
•	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.
•	A downgrade of our credit ratings may adversely affect our access to funding or the capital markets, increase borrowing costs or trigger additional collateral or funding requirements.

Business Operations

•	A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.
•	As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.
•	Failure to protect personal information could adversely affect us.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.

•	We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.
•	We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units.

Strategy

•	The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.
•	Our controlling stockholder has the ability to direct our business.

Management and Financial Reporting

•	Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.
•	Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Competition

•	The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.
•	We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

Reputational Risk

•	Damage to our reputation could harm our business and outlook.

Concentration Risk

•	We face risks related to market concentration.

Social, Environmental, Social and Climate Change Risks

•	We may incur financial and reputational losses as a result of environmental and social risks.
•	Climate change may have adverse effects on our business.

Risk Factors for ADS Holders

•	Holders of our shares and ADSs may not receive any dividends.
•	The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.
•	The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.
•	Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.
•	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.
•	The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries.

Macroeconomic and Geopolitical Risks

Changes in macroeconomic and geopolitical conditions may adversely affect us.

Our operations are affected by the macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations. Changes in macroeconomic and geopolitical conditions, such as economic growth, income, unemployment rates, inflation, and fluctuations in interest and foreign exchange rates, may continue to affect the demand for credit and financial services, as well as our clients’ ability to repay.

In Brazil, the demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP decreased 3.3% in 2020, increased 5.0% in 2021 and is expected to increase 2.9% in 2022. For 2023, we expect a slowdown in the Brazilian GDP growth to 1.1%, caused mainly by the impact of high interest rates on aggregate demand. In addition, the unemployment rate has decreased throughout 2022 and reached 8.5% at the end of the year (compared to 11.8% in 2021 and 14.9% in 2020). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet theirs financial and contractual obligations.

In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the United States, the North Atlantic Treaty Organization, or NATO, the European Union and the United Kingdom, or the U.K, resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have negative impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients’ ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. In Latin America political instability and macro fundamentals can also adversely affect our business.

In addition, as the world economy recovers from the recession triggered by the COVID-19 pandemic, not only emerging markets but also developed countries have been facing increases in inflation and interest rates. These and other developments of the COVID-19 pandemic may continue to occur in the medium and long term. Moreover, we cannot assure that new outbreaks of communicable diseases will not occur in the future.

Any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All of these events could cause a material adverse effect on our business, results of operations and financial condition.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers, like us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crisis in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary, restrictions on selected imports, and foreign exchange policies. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	interest rates;
•	reserve and capital requirements;
•	liquidity of capital, financial and credit markets;
•	general economic growth, inflation and currency fluctuations;
•	tax and regulatory policies;
•	restrictions on remittances abroad and other exchange controls; increase in unemployment rates, decreases in wage and income levels; and
•	other factors that influence our customers’ ability to meet their obligations with us; and other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our securities.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded inflation of 5.5% in 2022, 17.8% in 2021, 23.1% in 2020 and 7.3% in 2019. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 5.8% in 2022, 10.1% in 2021, 4.5% in 2020 and 4.3% in 2019. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

In Brazil, the Central Bank’s Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in August 2022 and has remained at this level, throughout 2022.

In the international scenario, inflation is reaching record highs; in the U.S. consumer inflation measured by the Consumer Price Index, or CPI, of the U.S. reached 7.1% in 2021 (the highest level since 1982) and 7.2% in 2022. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, varied from a negative inflation of 0.3% in 2020, to 5.0% in 2021, and 9.0% in 2022.

The rise in inflation in several developed economies has led the authorities of these countries to being reversing through the strongly stimulating policies implemented during the COVID-19 pandemic. The European Central Bank has increased interest rates from 0.0% in 2020 and -0.5% in 2021 to 2.0% in 2022 and may reach its peak in 2023. The Fed has increased interest rates from 0.09% in 2020 and 0.08% in 2021 to 4.33% in 2022, and the Fed expects rates to rise closer to 5.0% in 2023.

Significant changes in inflation and interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in interest rates could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in interest rates could reduce our gains from interest-bearing assets, as well as our net margins.

Political instability in Brazil may adversely affect us.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightened volatility of securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from the Lava Jato and other investigations and have materially impacted Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas, and construction companies, among others.

In addition, in October 2022, Brazil held elections for President, senators, federal deputies and state deputies. Luiz Inácio Lula da Silva was elected president for the third time, after taking office from 2003 to 2007 and from 2007 to 2011. His initial economic policy direction will be in the spotlight – with an external environment (tightening financial conditions, with the Fed Funds Rate closer to 5.0% and a stronger U.S. dollar across the board) that poses additional challenges. The transition constitutional amendment (Transition PEC) enacted by Congress implies a significant increase in public spending in 2023, implying an outlook of a return to rising public debt. In the absence of corrective actions, this scenario could lead to a new cycle of low growth, high inflation, and high interest rates.

Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations.

Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.

The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.

In 2020, the real depreciated by 28.9% against the U.S. dollar and on December 31, 2020, the real/U.S. dollar selling exchange rate was R$5.1967 per US$1.00. In 2021, the real depreciated by 7.4% against the U.S. dollar and on December 31, 2021, the real/U.S. dollar selling exchange rate was R$5.5805 per US$1.00. In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/U.S. dollar selling exchange rate was R$5.2177 per US$1.00.

We cannot assure you that the real will not significantly appreciate or depreciate in relation to the U.S. dollar and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs.

Any further downgrading of Brazil’s credit rating may adversely affect us.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil’s sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB- with stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade.

Any downgrading in Brazil’s sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating.

COVID-19

The COVID-19 pandemic has adversely affected and may continue to affect us.

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

Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control future volatility or to prevent serious and prolonged reductions in economic activity. While many of the governmental imposed restrictions, such as social distancing measures, have since been lifted, there is no way to predict that these policies will not be tightened or that new and different restrictions will not be imposed. These policies and measures have influenced, and may continue to influence, the behavior of the consumer market and the population in general, and the demand for services, products, and credit.

The pandemic and disruptions arising from it have adversely impacted us to varying degrees and in various aspects, including with the implementation of a remote work policy, and measures to reduce circulation of people in our offices.

We continue to closely monitor the pandemic and related risks as they evolve globally. The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations and variants of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).

To the extent the COVID-19 pandemic adversely affects our business, results of operations and financial condition, it would also have the effect of heightening many of the other risks described in this “Risk Factors” section of this annual report.

Regulatory, Compliance and Legal

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us.

Changes in applicable law or regulations may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian government, principally by the Central Bank. Changes in the law or regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing:

•	minimum capital requirements;
•	reserve and compulsory deposit requirements;
•	insurance regulations;

•	restrictions on credit card and payroll loans activities, among other products and services offered by us;
•	minimum levels for federal housing and rural sector lending;
•	funding restrictions;
•	lending limits, earmarked lending and other credit restrictions;
•	limits on investments in property, plant and equipment;
•	environmental, social, and corporate governance requirements;
•	restrictions on remittances abroad and other exchange controls;
•	limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;
•	accounting and statistical requirements; and
•	other requirements or limitations in the context of a global financial crisis.

The regulatory framework governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on international developments. Any such changes or new laws and regulations could adversely affect us.

In the context of economic or financial crises, the Brazilian government may also implement changes to the legal framework applicable to the operations of Brazilian financial institutions, such as the proposed regulatory reforms aiming to prevent the recurrence of crises similar to the financial crisis that began in late 2007, which included a new requirement to increase the minimum regulatory capital (Basel III).

Moreover, there are several proposed bills under consideration in the Brazilian Congress that, if approved into law as currently drafted, could adversely affect us.

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

For more information on the regulations applicable to our business, see "Item 4B. Business Overview-Supervision and Regulation".

Increases in compulsory deposit requirements may have a material adverse effect on us.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements or impose new requirements. Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.

As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. The Brazilian government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. Some of these amendments may increase, directly or indirectly, our tax burden, which may adversely affect our profitability.

As of the date of this annual report, the Brazilian Congress is discussing broad tax reforms. Ongoing discussions include replacing certain existing taxes, imposition of withholding tax over dividends distributions (currently exempt from income taxation), increase of certain taxes levied on financial revenues, among other provisions. There is no clarity as to when or whether such tax reforms may ultimately be enacted. If adopted, any tax reforms may affect our business by increasing our costs, limiting our profitability or having other impacts.

In addition, certain tax laws may be subject to controversial interpretations. If the tax authorities interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. For instance, in February 2023 the Federal Supreme Court, or STF, ruled that a final and unappealable decision on a tax matter that currently applies to the legal entity may lose its effects when there is a contrary judgment by the STF. This ruling may impact taxpayers in general, including us, as it may lead to the obligation to pay for taxes that were not originally due.

Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.

We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the Superintendence of Private Insurance ("Superintendência de Seguros Privados"), or SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities.

As we provide health insurance products, we are also subject to the regulations of the Brazilian Health Agency (Agência Nacional de Saúde), or ANS. Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company’s authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations.

We are subject to financial and reputational risks arising from legal and regulatory proceedings.

As part of the ordinary course of our business, we face risks of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax lawsuits and proceedings, which could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter.

For example, as described in note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. While the Superior Court of Justice (Superior Tribunal de Justiça) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (Supremo Tribunal Federal), or STF has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representative entities of banks and the representative entities of holders of savings accounts entered into a settlement agreements, but the low adherence to the agreement and the possible unfavorable judgment by the Federal Supreme Court may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on the amounts of our financial position.

In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially and adversely affected.

Market

The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units.

These investment securities and derivative financial instruments may cause us to record gains and losses at the time of sale or when they are marked to market, as the case may be, and may fluctuate considerably from period to period due to Brazilian and international economic conditions, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment securities and derivative financial instruments may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or at all. In addition, we may not successfully realize the appreciation or depreciation in our consolidated investment securities and derivative financial instruments or any portion thereof. Any of these factors may materially adversely affect our results of operations and financial condition.

Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio

We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially and adversely affect us.

An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us.

Credit

Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.

As of December 31, 2022, our loan portfolio without endorsements and guarantees was R$909.4 billion, compared to R$ 822.6 billion as of December 31, 2021. Our allowance for loan losses was R$52.3 billion, representing 5.8% of our total loan portfolio, as of December 31, 2022, compared to R$44.3 billion, representing 5.4% of our total loan portfolio, as of December 31, 2021. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate, risks related to changes in our business resulting from organic growth and mergers and acquisitions, expansion of our loan portfolio to new sectors and clients, particularly individuals and small and middle-market companies. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations.

For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio In addition, our provisioning models depends on the veracity of the financial information available from the companies we grant loans to, accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them.

If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected.

Default by other financial institutions may adversely affect the financial markets in general and us.

The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies and stock exchanges with which we interact daily, including us.

If the Central Bank intervenes any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us.

Exposure to Brazilian federal government debt could have a material adverse effect on us

Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2022, approximately 17.0% of all our assets and 54.6% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.

We may incur losses associated with counterparty exposure risks

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including as a result of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance.

We may face challenges associated with IBOR transition

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks”, including those in widespread and long-standing use, such as the “IBORs” (including LIBOR and EURIBOR) have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform.  Some of these reforms are already effective, while others are still to be implemented or are under consideration. These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

In particular, legacy contracts referencing US$ Libor, such as derivatives, commercial loans, floating rate notes, still remain in our portfolio. At the end of 2021, the global financial markets generally transitioned away from the use of all LIBOR settings (except for certain U.S. dollar LIBOR settings). However, there continue to be risks and challenges associated with the transition from IBORs that may result in consequences that cannot be fully anticipated, which expose us to various financial, operational, supervisory, conduct and legal risks.

In the U.S., the Alternative Reference Rate Committee, or ARRC, has identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative rate for the US$ LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have been entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2023, as recommended by ARRC and certain regulators. Additionally, in April 2021, a New York state law was enacted providing for the substitution of SOFR in any LIBOR-based contract governed by New York state law that does not include clear fallback language, once LIBOR is discontinued. However, as many financial contracts, including some of our financial agreements, include replacement alternatives for LIBOR upon the cessation of LIBOR, it is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

In Europe, the working group on Euro risk-free rates has recommended the new Euro short-term rate, or €STR, as the new risk-free rate for the euro area. Also, in May 2021, this working group recommended EURIBOR fallback trigger events and replacement rates for EURIBOR based on €STR. Unlike LIBOR, the EURIBOR is not expected to disappear; however, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

These and other reforms relating to benchmarks could: cause certain benchmarks to be substantially modified or to be permanently discontinued; lead to disruptions in the financial markets; give rise to litigation and other disputes; impact pricing mechanisms on some instruments; cause changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, among other consequences. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. For more information on our approach to the replacement of the IBOR rates, see “Item 5B. Liquidity and Capital Resources – IBORs Transition.”

Liquidity

We face risks relating to liquidity of our capital resources.

Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank.

Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time.

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.

Current events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Such events increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

A downgrade of our credit ratings may adversely affect our access to funding or the capital markets, increase borrowing costs or trigger additional collateral or funding requirements

Our ability to raise funds and the costs of such financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our creditworthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. Additionally, a downgrade of our credit ratings may trigger certain obligations or requirements under our financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations.

Business Operations

A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. Despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, punitive damage to third parties, regulatory fines, sanctions, interventions, and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Additionally, we depend on certain third-party services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies, and rely to some extent on third-party data management providers. Interruptions in the provision of these services or data, caused by the lack of supply or the poor quality of the contracted services, among other factors, can affect the conduct of our business as well as our clients.

Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely, which may increase the risks of unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law, or Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the holders of data from improper use.

In addition, pursuant to the LGPD, we may be required to report incidents related to cybersecurity issues, incidents where client information may be compromised, via unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continues to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach.

Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside the organization, and (v) cyber attacks causing systems degradation or service unavailability that may result in business losses.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

For example, in 2020, SolarWinds Inc., one of our third-party software services providers, was subject to a data security incident. In 2021, we detected the Log4J vulnerability was identified which allowed remote code execution, with the inclusion of untrusted data (malicious) in the message recorded in an affected version of Apache Log4j, affecting large amounts of systems worldwide and, in 2022, we detected Spring4Shell, a critical vulnerability in the Spring Java framework. Our cybersecurity team promptly took steps to determine whether we were adversely affected, to contain and remediate possible threats. After conducting such investigations of the incidents, we concluded that they resulted in no material adverse impact to us. We cannot assure that similar incidents may occur to other services providers or other relevant vulnerability might be identified, since the entire providers and technologies landscape and the inherent risk of the technology exposes us to cyber threats on a daily basis.

A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners.

There are also requirements related to the information security process that we are required to comply with, such as the Brazilian Data Protection Law – Law No. 13,709/18 (Lei Geral de Proteção de Dados), or LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021 and SUSEP Circular No. 638/2021, among others, and noncompliance of these regulations could subject us to penalties and fines.

While we continue monitoring cyber risks related controls to ensure its effectiveness, failures in our cybersecurity systems or our failure to prevent or identify cyber attacks may materially and adversely affect our operating results and financial condition.

The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.

Our ability to maintain our competitive position and implement our strategy depends on our senior management and key personnel.

Competition for qualified personnel in the financial services industry is intense, particularly from emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces.

In addition, the increased competition and the entry of technological companies in the financial sector have forced us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations.

The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy.

We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.

We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation ,mainly Brazilian Law No. 12,846/2013 – ("Lei Anticorrupção Brasileira"), or the Brazilian Anticorruption Law, require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See “Item 4B. Business Overview — Supervision and Regulation” for further details. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units

We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence.

We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand;
•	more restrictive or inconsistent government and local central banks’ regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and
•	difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into these and additional markets, these risks could be more significant and have the potential to have an adverse impact on us.

Strategy

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks.

Whenever we announce such type of transaction, our stock price may fall depending on the characteristics of the acquisition and target companies.

In addition, we may not achieve the operating and financial synergies and other benefits that we expected from the transaction in a timely manner, on a cost-effective basis or at all. There is also a risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to the transaction.

If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, we may be adversely affected.

Our controlling stockholder has the ability to direct our business

As of December 31, 2022, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa, the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco’s and our other shareholders’ interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest.

Management  and Financial Reporting

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses

Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures., which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models’ credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us

Our insurance and pension plan business sets prices and establishes reserves based upon actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although we annually review the pricing of our insurance and pension plan products and the adequacy of the associated reserves, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

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

Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and are changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not successfully able to compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.

We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

Brazilian Law No. 12, 529/11, or the Brazilian Antitrust Law, requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority ("Conselho Administrativo de Defesa Econômica"), or CADE, for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE’s approval subjects the parties to fines ranging from R$60 thousand to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank’s antitrust department for prior approval.

As we have a significant market share in the Brazilian banking market in case of eventual allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of the gross revenues of our group and divestiture of assets. Additionally, we are subject to the antitrust legislation of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future.

Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report.

Reputational Risk

Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. We also cannot assure you that our employees will not associate themselves with political parties nor engage in political agendas. Any deviations in behavior such as inappropriate practices and improper use of information may adversely affect our reputation.

In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions.

Concentration Risk

We face risks related to market concentration.

Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, among other risk components.

If we fail to diversify transactions with respect to a particular risk component, our exposure and vulnerability towards such component will increase and any changes or termination related to these transactions could cause a material adverse effect on our results of operations and financial condition.

For further information on the concentration of our loan portfolio, see note 6 to our consolidated financial statements prepared in accordance with BRGAAP and available at our investor relations website, which is not incorporated by reference into this annual report.

Social, Environmental and Climate Change Risks

We may incur financial and reputational losses as a result of environmental and social risks.

We, as a financial institution, are subject to environmental and social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents , which may result in regulatory penalties or sanctions. We can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and slavery), which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitations to our ability to pursue certain business opportunities.In this respect, the Brazilian Central Bank determines that banks must add social and environmental aspects to the scope of an integrated risk management framework, pursuant to Resolutions No. 4,557/17 and No. 4,943/21. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses.

Climate change may have adverse effects on our business and financial condition.

Climate change related risks are gaining increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical climate risks; (ii) transition climate risks, including climate litigation.

Physical climate risks are those that arise from changes in climate and weather that impact the economy and can be chronic physical risks including rising global average temperatures, which can cause sea levels to rise and acute climate risks caused by natural disasters including but not limited to floods, fires and hurricanes. Such disasters could adversely affect our clients’ business as well as our operations. In addition, physical risks could cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damages due to severe weather events which may represent increased operational costs.

Transition climate risks are those that arise from the transition to a low-carbon economy. We expect that the market may face significant and rapid developments in terms of stakeholder expectations, new technologies, policy, legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes.

Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to purse action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client´s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies´ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients' creditworthiness, generating a greater loss of credit. If we do not map the risks associated with climate change into our traditional risk framework, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

Risk Factors for ADS Holders

Holders of our shares and ADSs may not receive any dividends.

According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition.

For further information see “Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends”, “Item 8A. Consolidated Statements and Other Financial Information - Stockholders’ Payment” and “Item 4B. Business Overview - Capital Adequacy and Leverage - Basel III Framework - Implementation of Basel III in Brazil” and “Note 19 – Stockholders’ Equity” to our audited consolidated financial statements.

For further details about CMN’s capital requirements and dividends and interest on capital see “Note 2 - Significant Accounting Polices - d) Summary of main accounting practices - XVII - Dividends and interest on capital” and “Note 19 – Stockholders’ Equity” to our audited consolidated financial statements.

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

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank, either as (i) a Foreign Direct Investment, subject to Law No. 14,286/21 and Central Bank Resolution No. 278,  which will require the reporting of the transaction to the Central Bank through the Information Reporting System of Foreign Direct Investment (SCE-IED), if the transaction exceeds US$100,000.00, or (ii) as a Foreign Investment in Portfolio, subject to CMN Resolution No. 4,373/14, which requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio Investments (RDE – Portfolio), regardless of the transaction amount. The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. SCE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and taxes may be due on these exchange rate transactions.

The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain evidence of foreign capital information or registration, as the case may be, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

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

Our History

Our history began in 1924, when a retail company called Casa Moreira Salles, founded by João Moreira Salles in Poços de Caldas, state of Minas Gerais, Brazil, obtained a banking license in 1924 from the Brazilian government to operate in the banking sector as a correspondent bank (correspondente bancário) for the leading banks in the state of Minas Gerais. This entity later became União de Bancos Brasileiros, or Unibanco, which operated as a retail, wholesale, insurance, and investment bank for over 70 years, with operations in Brazil and abroad.

Two decades later, in 1943, members of the Egydio de Souza Aranha family founded Banco Central de Crédito S.A., with its first branch in the city of São Paulo, which later became Banco Itaú S.A, or Itaú, which, by the time of the merger with Unibanco, was the second-largest bank in Brazil in terms of total assets.

In 2008, Itaú and Unibanco became Itaú Unibanco Holding, as a result of the largest merger in Brazil’s history in terms of asset value. The partnership between Itaú and Unibanco meant the union of complementary mentalities, two ground-breaking banks in the use of technology and leaders of the sector in Brazil. This merger resulted in, at the time, the largest private financial conglomerate in the Southern hemisphere and one of the 20 largest banks in the world as measured by total assets. As of December 31, 2022, we were the largest private sector bank in Brazil and one of the largest financial institutions in Latin America.

In addition, throughout our history, we have also committed to social transformation and advancing culture, education, sports, and urban mobility through the social programs of the Espaço Itaú de Cinema and Fundação Itaú, or Itaú Foundation. The Itaú Foundation manages the companies Itaú Cultural, Itaú Social, Itaú Educação e Trabalho and Instituto Todos pela Saúde, which are all committed to fostering our social agenda.

Through Itaú Social, we have contributed to improving elementary education in many cities of Brazil, focusing on training educators, promoting reading among students and supporting public schools. Additionally, Itaú Educação e Trabalho has worked to support the strengthening of secondary and professional education in Brazilian schools. On the cultural agenda, Itaú Cultural provides that Brazilian Art reach and mobilize people in Brazil and abroad.

We believe that we conduct our business in a way that encourages people to improve and companies to progress and succeed. We believe that, as a financial institution, we must help people and companies, including our clients, to invest and achieve their short and long-term goals, thus contributing to the development of the countries in which we operate.

Our Material Acquisitions

Avenue

On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the controlling interest of Avenue Holding Cayman Ltd, or Avenue.

The transaction will be consummated in two phases. In the first phase, we will purchase 35% of Avenue’s total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$493 million. In the second phase, which is expected to occur two years after the consummation of the first phase, we will acquire an additional stake of 15.1% of Avenue’s total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.

The transaction is subject to regulatory approvals in Brazil and in the U.S.

TOTVS Techfin

On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS’ management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients, and employees.

We will pay R$610 million to TOTVS for its stake and up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Additionally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.

The completion of this operation was approved by CADE on October 17, 2022 and remains subject to the approval from the Central Bank.

Ideal

On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal.

This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal’s total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock.

Zup

On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

This acquisition will be implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup.  In the second phase, expected to be consummated three years after the consummation of the first phase, we will acquire an additional 19.6% stake in Zup’s capital stock. In the third phase, expected to be consummated five years after the consummation of the first phase, we will acquire the remaining stake of Zup’s capital stock, becoming its single shareholder.

XP Inc.

On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. The transaction was divided in two phases. In the first phase, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.’s shares from the sellers for R$5.7 billion, such amount being subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.

In August 2018, we closed the first phase and, together with some of the Sellers, entered into a shareholders’ agreement which contained, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the board of directors of XP Investimentos S.A.

On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages in XP Inc.’s  capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represented 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Also on November 29, 2019, the shareholders of XP Inc. entered into a shareholders’ agreement substantially similar to the then existing shareholders’ agreement of XP Investimentos S.A.

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

On November 26, 2020, we announced that our board of directors had approved the partial spin-off of our investment in XP Inc. into a new company XPart S.A., or XPart, which was later approved by our shareholders at our extraordinary shareholders’ meeting held on January 31, 2021.

In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.’s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock.

With the consummation of the spin-off of our investment in XP Inc. into XPart, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. The main benefit of this transaction was value creation for our shareholders, providing higher liquidity and a potential increase in the market value of their investment.

The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, we obtained the favorable approval of the Federal Reserve Board, or Fed, effective as of May 31, 2021, which is the date we recorded the legal and accounting segregation of us and XPart. As of March 31, 2021, XPart held 40.52% of XP Inc.

On May 28, 2021, XP Inc. and Itaúsa announced to the market their intention to merge XPart with and into XP Inc. The merger of XPart with and into XP Inc. was approved by XPart’s shareholders and XP’s shareholders on October 1, 2021, XPart’s controlling shareholders IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart’s shareholders to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. As for our ADRs, The Bank of New York, our depositary bank suspended the issuance and cancellation of our ADRs from the closing of the trading session of September 28, 2021, to the opening of the trading session of October 6, 2021, to enable the delivery of the Class A shares issued by XP Inc. to the holders of our ADRs. During this period, holders of our ADRs could not receive shares issued by us underlying the ADRs, and holders of preferred shares issued by us could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of our ADRs, which continued to be carried out normally during this period. Withdrawal and appraisal rights in connection with the merger of XPart with and into XP Inc. were not extended to holders of our ADRs, which were trading with the right to receive XPart shares up until the consummation of the merger.

Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals.

On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was consummated on June 9, 2022.

Itaú Colombia S.A (formerly named Itaú Corpbanca Colombia S.A.)

Itaú Unibanco, through its subsidiaries Banco Itaú Chile (formerly named Itaú CorpBanca) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36%, corresponding to 93,306,684 shares, in the Itaú Colombia S.A.’s capital stock for a total amount of R$2.2 billion, and, as a result, it holds 99.46% of Itaú Colombia S.A.’s capital stock as of the date of this annual report.

The transaction was completed on February 22, 2022, after Itaú Unibanco obtained the necessary regulatory authorizations.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects — 5B. Liquidity and Capital Resources — Capital Expenditures”.

4B. Business Overview

Operations Overview

We provide a diversified range of banking and nonbanking financial services and products to a diverse client base that includes individuals and corporate clients in three business segments: (i) Retail Business, (ii) Wholesale Business, and (iii) Activities with the Market and Corporations.

The Retail Business segment offers services to a diversified client base of individuals, microenterprises and small companies in Brazil. Our offering of products and services in this segment includes personal loans, credit cards, payroll deducted loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among other products and services. The Retail Business segment represents an important funding source for our operations and generates significant financial income and banking fees.

The Wholesale Business segment offers services and products to our private banking clients which are individuals with investments over R$5.0 million and is responsible for the activities of our Latin America units, middle-market banking business, asset management, capital market solutions, corporate and investment banking activities carried out by our subsidiary Itaú BBA. Our Wholesale Business management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering source of funds to the corporate sector, including fixed and variable income instruments.

The Activities with the Market and Corporations Business segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This business segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk exposures, arbitrage opportunities in the foreign and Brazilian markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A., which is the third largest Brazilian insurance company in Brazil.

For further details about our interest in Porto Seguro S.A., see “Item 4B. Business Overview — Insurance.”

The following table sets forth the breakdown of our net operating revenue for each of our business segments:

	For the year ended December 31,
	2022	2021	2020
	( In millions of R$)
Retail Business	90,509	75,443	72,680
Wholesale Business	49,229	38,228	32,187
Activities with the Market and Corporations	2,983	11,930	9,918

For further information on the revenues of each of our business segments, see “Note 30 — Segment Information” to our audited consolidated financial statements included elsewhere in this annual report.

Moreover, we carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe, and Asia. Our international presence generates synergies in foreign trade finance, placement of Eurobonds and offering of more sophisticated financial transactions to our clients.

Retail Business

The Retail Business segment is one of our core businesses, through which we offer a dedicated service structure to consumer clients throughout Brazil and a large and diversified portfolio of products and services to address our clients’ needs, such as credit products, mortgage, investments, insurance, payments, and other banking services.

Our Retail Business segment is responsible for more than 63% of our annual revenue (63.4%, 60.1% and 63.3% for the years ended December 31, 2022, 2021 and 2020, respectively), that is mostly generated by banking products, such as loans, credit cards, overdraft, investments and securities.

Our Retail Business (individuals)

Our Retail Business segment is divided in different segments according to the customer profile, allowing us to better understand each one of our customers, either individuals or small companies; and to be a partner in their financial life, providing services and products to meet our clients’ demands.

Itaú and Itaú Uniclass (banking services and products for low and medium-income individuals)

The Itaú Retail Business segment serves individuals with a monthly income of up to R$4,000, while Itaú Uniclass is available at our branches and digital channels for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to Itaú Uniclass’ clients, including investment advisory services, exclusive tellers, higher credit limits and a team of dedicated relationship managers, who are certified by the Brazilian Association of Financial and Capital Market Institutions (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, and are trained and skilled to offer an appropriate solution for each customer. Itaú Uniclass also provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference, chat and even WhatsApp from 9 a.m. to 6 p.m. on business days, at no additional cost.

During the last years, we have been focusing on improving customer experience, remodeling the value proposition of our businesses. We believe that, to maintain our competitive position, it is necessary to increase both our “Phygital” approach, which means the ability to serve our clients as they prefer, using their channel of choice, and our “Omnichannel” approach, which refers to an increased level of integration among our channels allowing us to offer better services and products to our clients.

Through our Phygital and Omnichannel approaches, we have been able to implement our “Online to Offline”, or O2O capabilities, a two-way flow between the digital and the physical worlds, generating leads and sales, and increasing consumer satisfaction.

These improvements have already been recognized by clients, as shown in our satisfaction ratings (i.e., Net Promoter Score, or NPS). Itaú Uniclass achieved a NPS of 72 points and our Mobile App, that represents 27% of our revenue income in 2022, achieved a NPS of 78 points on December 31, 2022.

Itaú Personnalité (banking services and products for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments over R$250,000.

Itaú Personnalité focuses on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 230 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail business network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.

Itaú Personnalité also provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS, WhatsApp, and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, wire transfers and payments, check account balances and find nearby branches and ATMs using GPS features.

According to the Central Bank, as of December 31, 2022, our Retail Business segment reached a market share of 12.5% based on total outstanding loan balance in reais. As of December 31, 2022, we were ranked the first largest privately-owned bank in this segment in Brazil. Also according to the Central Bank and publicly available information, our main competitors are Caixa Economica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil).

Itaú Empresas (small and medium companies)

To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for small and medium companies with annual revenues between R$0.2 and R$50 million:

•	Small businesses: served by 2,522 bank branches, 2,293 relationship managers and 533 managers focused on acquiring new customers as of December 31, 2022; and
•	Medium businesses: served by 241 bank branches, 1,410 relationship managers and 77 managers focused on acquiring new customers as of December 31, 2022.

Our focus is delivering full banking solutions, also providing the best experiences and advisory for important decisions to our clients.

Products and Services

Our main products and services to the Retail Business segment are: (i) credit cards, (ii) payroll deducted loans, (iii) mortgage, (iv) merchant acquisition, (v) private pension plans, (vi) vehicle financing, (vii) insurance, (viii) premium bonds, (ix) consórcios products, (x) microcredit, and (xi) public sector group.

Credit Cards

We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 28.9% in the fourth quarter of 2022, according to ABECS. Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also from annual fees and other service fees.

The relationship with our clients is carried out through our proprietary segments and partnerships with major retailers, telephone and tech companies, automakers and airlines established in Brazil. Our credit card operations are divided into three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships. We offer a wide range of credit and debit cards to account and non-account holders. Our purpose is to provide the best experience to our customers and customer satisfaction is one of our top priorities. Our NPS, a measure of customer satisfaction, indicates that our score improved five basis points in the past two years - December 2022 versus December 2020. Our aim is to continuously expand our credit card portfolio increasing digitalization, profitability and the quality of our assets. Our credit card division is dedicated to developing the best payment solutions for our clients, new products and new digital services, while managing the credit quality of our portfolio. We developed the virtual card to bring convenience and safety to online purchases with credit cards. The number of virtual cards issued increased 58% in 2022, compared to 2021.

The credit card industry was negatively affected in 2022 by post-pandemic effects and increased levels of household debt, which led to an increase in customer payment default. In our credit card business, we were able to reduce the impacts by (i) having a customer base with a lower credit risk profile than those of our competitors on average, and (ii) reducing our portfolio risk through greater participation in account holders, who have lower credit risk (on average) and through improved credit limit exposure management.

Account Holder Credit Cards.

The Account Holders segment of our credit card operations (which relates to cardholders which have accounts at Itaú) increased our total accounts by 16% in 2022, as compared to 2021, as a result of our continuous focus on redesigning our products and focusing on our clients’ needs. For instance, we launched two versions of the Mastercard Black Personnalité, one of our premium credit cards, one with no annual fee and the other offering cashback in all purchases made with the credit card. We have also launched the Itaú Personnalité The One credit card for our affluent customers (higher-income clients). We offer reduced or no annual fees in the Uniclass segment, also focusing on the strategy of increasing sales products with different versions and reaching different customer profiles.

Non-Account Holder Credit Cards.

In the Non-Account Holders segment, we focused on increasing the participation of higher-income and lower-risk clients in our credit card portfolio. In addition, with the purpose of attracting younger customers, we have also launched Player’s Bank by Itaú, a payment, digital account, and credit card solution focused on gamers, and hired the main influencers and companies in the gaming sector to market the platform. Player’s Bank has received more than two million user requests for a new credit card account (73% of whom had never had a relationship with Itaú).

Airline Cobranded Credit Card.

In our airline cobranded cards segment, the purchase volume increased by 40% in 2022 when compared to 2021. In this specific portfolio, the purchase volume of our higher-income clients (holders of Platinum, Black and Infinite credit cards) increased by 50% during the same period.

Retail Partnerships Credit Cards

We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Assaí, Extra and Big Group. In 2022, purchase volume under retail partnerships credit cards increased by 30% when compared to 2021. In respect of our partnership with Magazine Luiza, we focused on improving our clients access to financial products and launched personal loans in the Magalu Pay app and enabled payroll loans and FGTS withdrawals or “saque FGTS, in Magazine Luiza’s stores.

According to the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or ABECS, we are the leaders in terms of transaction purchase volume of cards in Brazil, with a 27.5% market share in December 2022. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original.

Payroll Deducted Loans

In Brazil, a payroll deducted loan is a specific type of loan entered into by employees who receive wages from private and public companies or pensioners benefiting from the Brazilian social security system, as borrowers, and banks, as lenders. Such loan requires fixed monthly installments to be deducted directly from the borrower's payroll or pension, as the case may be, for the payment of the amount owed to the lender.

We mainly offer payroll deducted loans in Brazil through two sales channels: (i) our branch network and digital channels, which focus on account holders, and (ii) the network of acquisition partners, which focuses on non-account holders. This strategy enables us to expand our business activities with historically lower credit risk and achieve a competitive position in the offer, distribution, and sale of payroll deducted loans in Brazil. Moreover, it improves the risk profile of our loan portfolio for individual borrowers.

According to the Central Bank, as of December 31, 2022, our market share in terms of payroll deducted loans represented 12.5%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil).

Mortgage Loans

Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2022, we had R$106,168 million in outstanding real estate loans. Revenue from our mortgage loans operations is mostly generated by origination fees, yield spread premiums, discount points, closing costs, mortgage-backed securities, and loan servicing. Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total value of our portfolio. This is in line with our strategy to migrate to lower-risk portfolios. We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and development companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar, Credimorar, HTD and others. Our real estate financing services are tailored to our clients’ needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than 1.5 hours for mortgages up to R$1.5 million. Moreover, our mortgage simulator is included in the websites of partner real estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. In 2022, we entered into 94 thousand mortgage agreements with individuals, in an aggregate amount of R$33.5 billion during the year. Also in 2022, our mortgage portfolio had an average loan to value or LTV, which is calculated as the loan balance amount divided by the real property appraised value of 46.3%, compared to 44.6% in 2021. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 168 new real estate units during 2022, in an aggregate amount of R$9.9 billion.

According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or ABECIP, from January 1 to December 31, 2022, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 24.1% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.

Merchant Acquiring

We, through our subsidiary Redecard Instituição de Pagamento S.A., or Rede, also act in the merchant acquiring business. Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit, and benefit cards. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point-of-sale terminals, e-commerce solutions, e-wallet and check verification through points of sale terminals. Revenue from our merchant acquirer operations mostly consists of merchant discount rates charged to merchants based on the value of the transactions processed and costs related to these activities, such as equipment maintenance, processing handling, among others.

In 2022, we processed credit and debit card transactions in the aggregate amount of R$729.3 billion, representing an increase of 18.1% compared to 2021. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2022, 2021 and 2020:

	Financial Volumes
	(In Billions of R$)
	2022	2021	2020
Credit Card	476.5	384.6	308.8
Debit Card	252.8	233.1	197.8
Total	729.3	617.7	506.6

According to ABECS, in the nine-month period ended December 31, 2022, we were the second largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 34.0%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.

Private Pension Plans

We offer private pension plans to our clients for wealth and inheritance planning purposes. These plans are also beneficial to our clients for income tax purposes as these products are tax-deferred. We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans. Revenue from our private pension plans operations is mostly generated by management fees.

Product innovation has been important for the sustainable growth of our private sector pension operations. For instance, we offer specialized advice and develop customized solutions to our corporate clients and establish long-term partnerships with them, as well as a close relationship with their human resources departments. We also adopt an internal communication strategy focused on our employee’s financial education.

According to the FENAPREVI, contributions to our private pension plans reached R$19.2 billion in 2022, an increase of R$4.8 billion when compared to 2021.

Still according to FENAPREVI, as of December 2022, our balance of provisions represented 19.0% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil.

Taking into account plans of individuals, our market share reached 18.3%, positioning us as the second largest private bank in terms of balance of provisions.

Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market. Other players, such as XP and Icatu, have reached relevant amount of pension plans. Together, both had a market share of 8.0% by the end of 2022.

Vehicle Financing

We offer our clients who are individuals and car dealers different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements.

To strengthen our relationship with car dealers, we developed the Speed Program, which is a loyalty program for car dealership, and Floorplan, which is a line of credit for dealers to purchase new and used vehicles for their inventory.

We provide a 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment, electronic signatures and that enables customers to easily submit paperwork for a vehicle financing.

In 2022, we reached a remarkable milestone in the vehicle financing market by reducing the time to pay financing agreement from hours/days to less than one minute in almost 70% of the cases, which was achieved due to the improvement of our internal processes.

We adapted the Credline tool so that Itaú Unibanco account holders may finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy.

We also developed an end-to-end digital financing process in our app, through which Itaú Unibanco account holders may carry out the entire process of simulation, credit approval, formalization and contracting of a vehicle financing, with electronic signature security and facial biometric assessment, without the need of physical documents. As of December 31, 2022, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$50.9 billion, a 6.4% increase as compared to December 31, 2021. The average loan to value ratio of our individual vehicle portfolio, which is calculated as the ratio of a loan to the value of an asset purchased, was 59.0% as of December 31, 2022, a 2.4% decrease compared to 2021. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

In 2022, our new individual and corporate vehicle financing operations reached R$30.3 billion, a 10.2% decrease as compared to 2021. As of December 31, 2022, the average vehicle financing term was 44.8 months.

According to the Central Bank, as of December 31, 2022, we were the fourth largest Brazilian bank in the vehicle financing to individuals, representing a market share of 12.2%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco.

Insurance

We, through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A., provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance. In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by customers, commissions received for distributing insurance from partner insurers and financial income.

Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues.

We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 48% by 2022 compared to 2021.

According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30% equity interest in Porto Seguro S.A., in 2022, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 10.4%, excluding VGBL (an insurance structured as a pension plan). Taking into account only our recurring insurance activities, our market share reached 11.1% in 2022. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds, or capitalization products, are products that generally require a client to make a one-time deposit or monthly fixed deposits that will be returned at the end of a designated term, with accrued interest. Ownership of premium bonds automatically qualifies a customer to participate in periodic drawings, each time with the opportunity to win a significant cash prize. Revenue from our premium bonds operations is mostly generated by customer deposits less provisions made, and financial income.

We, through our subsidiary Cia. Itaú de Capitalização S.A., currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits deducted from redemptions at the end of the term of the security and customer requests increased in 291.5% in 2022 when compared to 2021.

According to SUSEP, as of December 31, 2022, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.1%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market.

Consórcio Products

Consórcio is a collaborative finance product, where a group of individuals or/and legal entities participate in a group, formed with the purpose of allowing the members of the group to, on equal terms, acquire certain assets, such as vehicles, properties or services, through self-financing.

Payments made by group members are applied to a common fund, used by one or more consórcio members at a time, to acquire the assets elected by the members when the product was contracted.

Participants receive the assets during the term of the contract through random drawing and bid offers. There are three different types of bids that may be combined: (i) bid offer to be funded with the individual’s or the entity’s own resources; (ii) bid offer to be partially funded with a letter of credit; and (iii) bid offer to be funded with FGTS funds (only for real estate consórcio groups).

Revenues from our consórcio product operations are mostly generated by a management fee charged to manage resources, ensure the financial health of the groups and dynamics of bidding and use of credit after contemplation. The financial calculation for the formation of the groups guarantees that everyone will have the right to buy the goods until the end of the group.

As the resources used by a participant in the acquisition of assets are its own, the management of a consórcio, carried out by Itaú Administradora and Fiat Administradora, does not generate a risk of default or regulatory capital requirements for us. In addition, as a consortium does not charge interest, our revenues derive mainly from the management fee charged to customers, as explained above.

Given these characteristics, this business is strategic for us, contributing to revenue diversification and a more complete product portfolio offered to our customers.

For the year ended December 31, 2022, we reached an average of R$1.97 billion of sales per month during the year. We also implemented some new features, such as post sales information and transactions at the app, facial recognition in the buying process, among others. Also in 2022, the after-sales relationship was digitalized in our app, and now the customer can self-service to place a bid, purchase the desired item, view their payments and receive the amounts at the end of the group.

According to the Central Bank, in the nine-month period ended December 31, 2022, we had a market share of 9.1% in total consórcio services fees. Taking only banks into account, we are the fourth largest provider of consórcio products in Brazil, in terms of fees collected. Our main competitors from the financial services under in the Brazilian consórcio market are Bradesco Consortium and BB Consortium.

Microcredit

We offer lines of credit to small, formal businesses registered with government authorities, individual and self-employed entrepreneurs as well as to small companies to start, expand and leverage their businesses. The credit is granted by trained sales specialists, who discuss customers’ financial situation and understand their business needs, providing information that helps them to improve their financial management. We are a member of the “National Program for Oriented and Productive Microcredit”, or PNMPO.

Our microcredit segment is focused on entrepreneurs and small companies with annual revenues of up to R$360 thousand. Our microcredit products are integrated with our app, where our customers receive credit, manage their loans, and also gain access to other financial features, such as payments, transfers and credit cards. We believe our microcredit products are a tool for social development in Brazil. In 2022, we granted a record high of R$449 million in loans, reaching almost 100,000 people benefitting from our lines of microcredit. In 2022, we also gained market share in the northeast region of Brazil.

Public Sector Group

The Public Sector Group is tasked with client coverage and business development efforts for Brazil’s Federal, State and Municipal branches of government as well as select State Owned Enterprises. The segment´s value proposition entails providing financial services and products to government related entities from its 12 regional offices across Brazil by a team of professionals proficient in the specifics of government banking. A comprehensive product portfolio including Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and select Credit Products aims to provide an encompassing Full Bank Experience to our clientele. As of December 31, 2022, the Public Sector Group was responsible for managing 7,900+ relationships in Brazil.

Wholesale Business

Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, large and ultra-large companies, which are companies with annual revenues equal or greater than R$50 million through the following divisions: (i) investment banking, through Itaú BBA, (ii) asset management, mostly through Itaú Asset Management, (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services through Itaú Corretora de Valores S.A, or Itaú Corretora.

Our Wholesale Business segment offers a wide range of products and services to the largest economic group of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions.

Our Wholesale Business segment accounted for 15%, 17%, and 20% of our revenue in the years ended December 31, 2020, 2021 and 2022, respectively. Revenue from our Wholesale Business segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, FX and Derivatives.

One of the main strategies of our Wholesale Business segment is to improve efficiency in our operations, reducing costs and increasing our revenues. Some of our initiative towards this goal includes: (i) agribusiness segment expansion; (ii) exclusive service for technology sector companies and (iii) middle market expansion.

Investment Banking

Our investment banking business is carried out by our subsidiary Itaú BBA and assists companies to raise capital through fixed income and equity instruments and provides advisory services in mergers and acquisitions operations. Through a highly qualified team we support most of the largest companies in Brazil, and our Investment Banking team is also present in Latin America and in the Northern Hemisphere, providing support and advisory services to many conglomerates worldwide.

Revenue from our investment banking operations is mostly generated by banking fees on large and complex financial transactions, such as M&A advisory fees, and structuring and distributing fees from debt capital markets, or DCM and equity capital markets, or ECM, deals.

According to Dealogic Ltd., or Dealogic, and ANBIMA, as of December 31, 2022, Itaú BBA was the second largest investment bank in advisory of mergers and acquisitions and equity deals in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in debt capital markets transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.

Asset Management

We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos LTDA, an alternative investments management company controlled by us. According to ANBIMA, as of December 31, 2022, Itaú Asset Management had R$836.4 billion in assets under management and recorded an increase of 642 basis points in terms of assets under management in 2022 as compared to 2021. As of December 31, 2022, Itaú Asset Management was the largest non-governmental owned asset manager in Brazil in terms of assets under management, representing a market share of 11.3%, according to ANBIMA. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products.

As of December 31, 2022, Kinea Investimentos held R$73.7 billion in managed assets, compared to R$55.9 billion held as of December 31, 2021, according to ANBIMA.

In 2022, we were elected for the 14th time the best fund manager by “Guia de Fundos FGV”. Moreover, in 2022, we were considered the best manager in these categories (fixed income, money market and hedge funds) and investors segments (high net worth, retail and corporate).

According to ANBIMA, as of December 31, 2022, we were the second asset manager in Brazil (disregarding Kinea) in terms of assets value under management, representing a market share of 11.3%. According to ANBIMA, the asset management industry in Brazil held assets totaling R$7,408 billion as of December 2022. The competition is concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal.

Investment Services

In our investment services division, we provide (i) custody and fiduciary services for investment funds, (ii) custody and representation services for non resident investors, and (iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes in the Brazilian market. We also work as guarantor on project financings, and agent on escrow accounts and financing agreements. Revenue from our investment services division is mostly generated by basis points fees on our assets under service and banking fees on corporate solutions.

We provide the technological tools to each service on a daily basis and rely on compliance and contingency procedures to ensure a safe and reliable service to our clients, so they can direct the focus on their business management. Nevertheless, we continue to improve our technological platform and tools regarding securities services and investing in new solutions for our clients.

Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing approximately 1,154  corporate groups, that reached R$3.5 trillion of assets under service as of December 31, 2022.

According to ANBIMA, as of December 31, 2022, Itaú Unibanco (including Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda., or Intrag, which offers investment services to third party asset management firms) were the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$1.3 trillion, representing a market share of 18.2%. The same source also indicates that, as of December 31, 2022, we were the second largest player in the custody market in terms of total assets under custody with R$1.7 trillion, representing a market share of 17.5%. As of December 31, 2022, we were the leader in the corporate solutions business, acting as agent and register provider to 230 companies listed on B3, which represents 59.7% of companies listed on that stock exchange. Moreover, we were the second largest transfer agent, with 443 debentures offerings in the Brazilian market, representing 25.2% of the debentures market in Brazil.

According to ANBIMA and B3, as of December 31, 2022, we were the second largest player in the Brazilian custody and fiduciary services business in term of total assets under custody in Brazilian reais, representing a market share of 20.9%.

The same sources also indicate that, as of December 31, 2022, we were the fourth largest player in the international custody and fiduciary services market in terms of total assets under custody in Brazilian reais, representing a market share of 5.1%. As of December 31, 2022, we were the leader in the corporate solutions business, acting as agent and register provider to 230 companies listed on B3, which represents 59.7% of companies listed on that stock exchange. Moreover, we were the second largest transfer agent, with 443 debentures offerings in the Brazilian market, representing 25.2% of the debentures market in Brazil. According to ANBIMA, the local custody services in Brazil held assets totaling R$7,434 billion as of December 2022.Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.

According to ANBIMA, the international custody services in Brazil totaled R$2,047 billion of assets as of December 2022 and our main competitors are Banco Citibank S.A., JP Morgan’s Securities Services and Banco Bradesco S.A. For our corporate solutions business, our main competitor in the equity market and debentures is Banco Bradesco S.A.

Itaú Private Bank

Itaú Private Bank offers customized banking, investment and wealth management services and products to high-net-worth individuals and companies. With a full global wealth management platform, we are one of leaders in the private bank market in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisors and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our international offices located in Zurich and Miami. Revenue from our private banking operations is mostly generated by fund management fees, pension funds, performance fees, exchange operations and brokerage.

In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products.

As of December 31, 2022, we achieved a market share of 28.1% of private banking operations in Brazil, according to ANBIMA. It’s a decrease of 0.2% compared to December 31, 2021.

Itaú Corretora (Securities Brokerage)

Itaú Corretora de Valores S.A, or Itaú Corretora has been providing securities brokerage services since 1965. We provide retail brokerage services in Brazil to over 361 thousand clients with positions in the equity and fixed income markets, accounting for R$140.7 billion in trading volume in 2022. The brokerage services are also provided to international clients through our broker-dealer in New York.

According to DATAWISE, a system affiliated with the B3, we were the fifth provider of retail brokerage services in terms of by equity trading volume in 2022. Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.

International Operations

Through our internationalization strategy, we seek to understand different markets, business, products and services and to identify opportunities to integrate our units and to expand our operations to new countries. It is our aim to achieve the same management quality and level of results we have in Brazil in the other countries where we operate.

The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2022

Countries	Branches & CSBs	ATMs	Employees
Argentina	74	155	1,486
Chile	179	359	5,237
Colombia (1)	74	103	2,395
Paraguay	37	308	1,155
Uruguay (2)	22	68	1,118

1)	Includes employees in Panama
2)	Does not include the 29 OCA points of services.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, small and middle-market companies, corporate and treasury segments, with commercial banking as our main focus. As a result of the recent merger between Banco Itaú Chile and CorpBanca, which reinforced our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2022 we had a network of 386 branches, including 21 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 60 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2022, we also had 29 points of service through OCA S.A., our credit card operator in Uruguay. For further information on our distribution network in Latin America, see “Distribution Channels”.

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began focused on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment advisory and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail business focuses on middle and upper-income clients, and the services we offer include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina’s financial market.

According to the Central Bank of Argentina, as of December 31, 2022, we were the 16th largest bank in Argentina in terms of total outstanding loans in Argentine pesos, the 11th considering only privately- owned banks, representing a market share of 2.1%. Our main competitors in Argentina are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina, Banco Macro, HSBC, Industrial, Patagonia, Supervielle and Credicoop.

Banco Itaú Chile (formerly named Itaú CorpBanca)

In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity (Itaú CorpBanca). On the same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca, or Itaú CorpBanca’s Shareholders’ Agreement, which entitled us to point, together with the Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. In 2021, we have increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itaú CorpBanca´s Shareholder´s Agreement, and the exercise of our subscription rights, arising from Itaú CorpBanca’s capital increase.

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. received, through its affiliates, shares issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, our equity interest increased to 65.62% from 55.96% of Itaú Chile total voting capital.

On March 2, 2023, as disclosed in our Material Fact, the Board of Directors of Itaú Unibanco Holding S.A. (“IUH”) approved the engagement of advisors to initiate the required steps a voluntary tender offer for the acquisition of the remaining outstanding shares (“Shares”) issued by Itaú Chile, including those in the form of American Depositary Shares (“ADS”) corresponding to 34.38% of Itaú Chile total voting capital by Itaú Unibanco or its affiliates. It is worth mentioning that IUH is the controlling stockholder, by IUH and its affiliates, of Itaú Chile, in which it currently holds 65.62% of total voting capital. The tender offer described herein has not yet commenced. The tender offer is expected to be conducted still in the first half of 2023 concurrently (i) in Chile, for all stockholders of Itaú Chile; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares directly in Itaú Chile. The acquisition of these Shares is subject to compliance with customary conditions for this type of transaction, including obtaining the applicable regulatory approvals from the Central Bank and the Chilean Commission for the Financial Market, or CMF.

Banco Itaú Chile (formerly named Itaú CorpBanca) provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services through the New York Branch. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itau CorpBanca New York Branch and the Colombia segment also includes the operations carried out by Itau S.A. (Panama).

Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium term strategy but to customers’ needs: (1) Wholesale Business: (a) Corporate, b) Large companies and c) Real Estate); (2) Retail Banking (a) Itau Personal Bank, b) Itau, c) Itaú Private Bank, d) Midsize Companies, e) SMEs and f) Banco Condell, a Consumer Finance Division); and (3) Treasury. Itau CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

According to CMF, as of December 31, 2022, our market share was 11.4% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 under the brand “Interbanco,” which was changed to Itaú Paraguay in 2010 after the merger between Itaú and Unibanco.

Banco Itaú Paraguay offers a wide variety of products and financial solutions to serve the needs of different customers segments such as small and middle market companies, agribusiness, large companies, institutions, and individuals. The high-performance levels of Banco Itaú Paraguay within the Paraguayan financial system are supported by the strong position held by the bank, leading several commercial segments with what we believe to be a robust generating capacity and a solid emphasis on risk management. All these factors allow the company to achieve high levels of performance and returns. In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market and supporting our business growth strategy. In the last years Itaú Unibanco Holding S.A has established three new enterprises in Paraguay: Itaú Invest, Itaú Asset Management and Itaú Insurances. Even when these three companies are independent from Banco Itaú Paraguay, we offer support to them through our different operational structures and teams.

According to the Central Bank of Paraguay, as of December 31, 2022, we were the second largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 14%. Our main competitors in Paraguay are Banco Continental, Banco Regional, Sudameris and BBVA Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from the Central Bank of Uruguay) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

Our retail business is focused on individuals and small companies. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale business division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.

In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market.

In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital bank market; and (iii) 100% of AFISA, an Uruguayan Asset Management.

According to the Central Bank of Uruguay, as of December 31, 2022, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 27.7%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

•	Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid, Spain, and Paris, France, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.
•	Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami, United States, and Zurich, Switzerland, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.

Other International Operations

We have other international operations in the United States, Cayman Islands, and the Bahamas, which have the following objectives:

•	Support our clients in cross-border financial transactions and services, providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. Our international units offer a variety of financial products through their branches.
•	Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas, and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

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

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2022, 2021 and 2020. The following information is presented in IFRS as issued by the IASB, after eliminations on consolidation.

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation
	2022	2021(3)	2020(3)	2022 - 2021		2021 - 2020(3)
	(In millions of R$, except percentages)
Income related to financial operations (1,2)	225,726	144,514	123,611	81,212	56.1%	20,903	16.9%
Brazil	174,118	117,094	104,364	57,024	48.6%	12,730	12.1%
Abroad	51,608	27,420	19,247	24,188	88.2%	8,173	42.4%
Commissions and Banking Fees	46,378	42,324	38,557	4,054	9.5%	3,767	9.7%
Brazil	31,928	37,744	34,624	(5,816)	(15.4)%	3,120	9.0%
Abroad	14,450	4,580	3,933	9,870	215.5%	647	16.4%
Income from insurance and private pension operations before claim and selling expenses	5,938	5,354	4,488	584	10.9%	866	19.2%
Brazil	5,093	5,332	4,488	(239)	(4.4)%	844	18.8%
Abroad	845	22	-	823	3,740.9%	22	-
1)	Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.
2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.
3)	The numbers have been reclassified to improve disclosure.

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2022, there were 138 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,285 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2022, these three banks accounted for 37.4% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2022, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 32.8% of the banking system’s total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

		(In billions of R$)
			December
Position	Banks of total assets (1)	Control Type	2022	% of Total
1st	Itaú Unibanco Holding S.A.	privately-owned	2,264.7	17.3
2nd	Banco do Brasil S.A.(2)	state-owned	2,011.0	15.4
3rd	Caixa Econômica Federal	state-owned	1,585.9	12.1
4th	Banco Bradesco S.A.	privately-owned	1,538.5	11.8
5th	Banco Santander Brasil S.A.	privately-owned	1,076.8	8.2
6th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	681.2	5.2
7th	Banco BTG Pactual S.A.	privately-owned	441.4	3.4
8th	Banco Safra S.A.	privately-owned	252.4	1.9
9th	Banco Citibank S.A.	privately-owned	169.8	1.3
10th	Banco Cooperativo Sicredi S.A	privately-owned	150.4	1.2
n.a.	Others	n.a	2,888.7	22.2
	Total (3)		13,060.8	100.0
1)	Based on Banking Services, except insurance and pension funds
2)	Includes the consolidation of 50.0% do Banco Votoratim S.A based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.
3)	Excludes Payments Institutions.

In general, technology-driven competitors act in specific business lines such as credit cards (e.g Nubank), investment services (e.g XP Investimentos), acquiring services (e.g StoneCo, Pagseguro), banking services (e.g Banco Inter, BTG Pactual), among others. Although many of our non-traditional competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered.

The awareness that even companies outside of the financial industry could develop advanced technologies to provide financial services, keeps larger institutions in a state of constant alert to disrupt businesses. As technology advances rapidly and clients’ preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution, and communication channels.

Distribution Channels

We provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking services. Those products are distributed through two main channels: traditional and digital channels.

The traditional channels are composed of physical branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 3,188 branches as of December 31, 2022, which includes physical and digital branches, distributes all of products and services in Brazil.

We also have our own ATMs and additional 24,374 machines via partnership with Technologia Bancaria S.A., or Tecban, (as of December 31, 2022), which are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 402 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Brazil	3,188	3,244	3,231	657	656	656	18,423	20,006	20,687
Abroad	362	399	413	29	36	36	993	1,068	1,071
Argentina	64	65	71	10	13	13	155	175	175
Chile	179	188	185	-	-	-	359	402	408
Colombia	69	93	101	5	11	10	103	121	125
Paraguay	28	29	28	9	8	12	308	308	301
Uruguay	17	19	23	5	4	1	68	62	62
Other	5	5	5	-	-	-	-	-	-
Total in Brazil and abroad	3,550	3,643	3,644	686	692	692	19,416	21,074	21,758

Digital Channels (internet and mobile banking)

Digital channels are our main distribution channels. Our digital channels consist of the digitalization of traditional banking products, as well as processes and activities to service customers.

In 2022, we continued to invest in our digital channels to ensure a positive customer experience. As a result, we evolved in the use of data and experimentation, developing more than 700 activities in labs with our customers, and investing more than 6,000 hours in discussions and interactions. In addition, in 2022, we performed 24 surveys, involving more than 400 costumers, focused on improving the usability of the new experience, and 52 tests published, improving and enhancing our digital platforms. The improvements have already been recognized by our customers, as shown by the satisfaction rating, for instance,of our app, which achieved an NPS of 76 points on December 31, 2022.

We offer 100% of our product portfolio through our digital channels. In 2022, the number of accounts opened digitally was approximately four million, representing an increase of 22% compared to 2021. In 2021, we introduced the itoken, our two-step security device, which incorporates facial recognition technology that can be accessed remotely. As of December 31, 2022, more than 22 million of our customers had enabled itoken with facial recognition technology.

We have also increased the customers access to our digital channels to 19 million customers per month, as of December 31, 2022 representing 74% of the bank’s active customers base in 2022. In 2022, 94% of purchases, transfers and payments were carried out digitally in our channels. Digital purchases alone, represented 69% of the total amount we sold.

Finally, our average time between changes to improve our digital channels was 1.1 times faster in the year ended December 31, 2022, compared to the year ended December 31, 2021, developing better features and delivering them to our customers. All these changes were implemented taking quality standards into account.

Our Brand and Marketing Channels

Our brand proposition goes beyond the banking activities. Our brand purpose is to “stimulate people’s power to transform their lives.” We deliver that proposition by providing complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships, fully attending the needs of our customers, from individuals and micro companies to large organizations, providing the best customer experience both digitally and physically.

Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. To reflect our client-centric approach, in 2021 we reviewed our long-time tagline “Feito pra Você” (“Made for You”) and adopted a new statement “Feito com você” (“Made with You”), which is much more aligned with our business culture. Our TV strategy reinforces our tagline throughout the year, reinforcing our relevance through frequency and connection to a broader audience; Itaú is the main sponsor at strategic media packages at TV Globo, Brazil’s television main network with a nationwide coverage rating of 98%.

Besides our financial solutions, we have invested in the creation of a robust content strategy through our social media channels, focusing on providing constant publications about the economic environment, tutorials and core solutions. In 2022, we reached over 337,519,610 views on our YouTube channel and reached over 8.5 million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 681 thousand and 969 thousand followers, respectively.

Accordingly, we launched our TikTok channel in 2021 which it has already more than 1,100,000 followers, which means we have one of the most prominent bank profiles globally. Our commitment to approach and stay relevant for the younger generations is also based on a content strategy driven by the audience's key passion points. To ensure a real connection between youngsters and the bank, we connect priority themes such as games, music, and the creator economy with the financial life cycle of the target individual.

We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 209 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received 2,823,851 mentions on social media in 2022, according to Oliver Marketing Brasil Ltda., the in-house marketing agency that assists us in the analysis of social media data.

Our urban mobility platform, Bike Itaú, contributes to boosting the circulation of bicycles in cities. Our platform is based upon the sharing economy principles, which consists of shared access to goods and services. In 2021, we expanded Bike Itaú by introducing electric bikes, with speed limited to 25 km/h, to our bike fleet available for rentals. Bike Itaú has more than 1,700 bike stations and is present in seven cities in Brazil as well as in Santiago (Chile), Buenos Aires (Argentina) and Bogota (Colombia). According to the operator TemBici, in 2022, an average of more than 1.4 million trips were made monthly using bikes from our urban mobility platform. This is due to the number of bikes we offer, which reached over 20,000 bikes available for rental. These numbers also represent an impact on people’s carbon footprint, since it saves more than 5,000 tons of carbon dioxide per year. In 2022, we renewed Bike Itaú for additional ten years and committed to invest R$430 million in connection with the program.

With respect to education, we believe our programs are equally powerful. Since we have launched the “Leia para uma criança” (“Read for a Child”) program, in 2010, more than 63 million printed books were distributed, and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. In 2022, the “Read for a Child” program distributed 2 million children’s books free of charge. The donation was made exclusively to public schools and day care centers, community libraries, civil society organizations, and other public facilities aimed at guaranteeing the rights of children to six years-old, which shows our commitment to mobilize clients and non-clients to make a difference in Brazil.

We also evolved our employee value proposition by investing in diversity and inclusion programs throughout 2022. We promoted several hiring programs focusing on people with disabilities, or PWD, and the LGBT+ community, and bootcamps for minority groups of developers – PWD and trans. In 2022, we were recognized by the global consultancy Great Place to Work as Brazil’s greatest place to work.

In 2022, we were ranked as the most valuable brand in Brazil, by the international brand consultancy Brand Finance. Also, according to the consultancy, Itaú Unibanco is considered the only Brazilian representative on the list of the 500 most valuable brands in the world. Itaú Unibanco gained 93 positions in the 2022, as compared to the 2021 report and has the 242nd most valuable brand on the planet. To compile the ranking, Brand Finance considers brand recognition, its importance and reputation in society.

Ownership Structure

The following chart shows a simplified overview of our share ownership and our direct and indirect subsidiaries as of December 31, 2022:

41

.

..

(1) Excludes shares held in treasury and by our controlling shareholders.
For further information about our subsidiaries see Note 2 - Significant Accounting Policies - d) Summary of main accounting practices - I.I Subsidiaries.

Environmental, Social and Corporate Governance

Itaú Unibanco Group is committed to long-term ESG positive impacts and those commitments are important drivers to our business and corporate strategy. We adopted ten ESG commitments based on the Sustainable Development Goal 17 of the United Nations, or the “ESG Commitments.” The ESG Commitments are (1) transparency of reporting and communications, (2) Amazon, (3) financial citizenship, (4) inclusion and entrepreneurship, (5) ethics in relationships and business, (6) inclusive management, (7) responsible management, (8) responsible investment, (9) financing in positive impact sectors and (10) private social investment.

We have implemented and set various strategies, practices, procedures, policies and goals based upon the ESG Commitments and we believe we have achieved consistent and positive results. We summarize some of the information relating to our ESG Commitments in this section. Our ESG Report 2022 and Integrated Annual Report 2022, collectively referred to as the “Reports,” are available on our website. The content of the Reports is not incorporated by reference into this annual report. Additionally, the statements contained in this section are not indicative of any future results.

Environmental

We have increased the financial inclusion of micro, small and medium size entrepreneurs, enhanced the integration of ESG matters in our investment decisions and credit portfolio and expanded the offer of sustainable financial products and services.

In 2019, we committed to deploy R$400 billion by 2025 by corporate loans, retail ESG products, green, social, sustainable and sustainability-linked bonds to promote a sustainable, greener and more inclusive economy. Those funds have been and will continue to be used for (i) granting credit to companies in the renewable energy, sanitation, waste management, electric vehicles and solar panels industries and (ii) structuring ESG-linked transactions to our clients. As of December 31, 2022, Itaú Unibanco Group deployed R$266 billion of the R$400 billion. Additionally, our asset management branch, the Itaú Asset Management, is committed to ESG investing. As of December 31, 2022, Itaú Asset Management has R$836 billion under custody, and 99.75% of those assets are assessed according to the ESG model for company valuation that estimate the financial impact of social and environmental issues for each of our subsidiaries and investees. In 2017, we joined the working group for the implementation of the Task Force on Climate-Related Financial Disclosures, or TCFD, with recommendations for banks and, in 2021, we announced to the market our commitment to becoming a Net Zero Carbon bank by 2050. To this end, we intend to provide active and customized support to our customers in their transition to a low-carbon economy. Annually, we calculate and publish to the market our greenhouse gas emissions inventory, assured by a third party. Additionally, considering the relevance of financed emissions (which are carbon emissions arising from the financing we provide) in the environmental impact for financial institutions, we are following the development of the standardized methodology to improve the calculation of our financed emissions.

Social

We have improved our diversity and inclusion indicators. As of December 31, 2022, 51.7% of our management positions in Brazil were held by women and 16.6% by black people. We are also committed to raising the awareness of our employees about human rights violations and the importance of building a respectful and healthy work environment. We monitor closely any violations reported within the Itaú Unibanco Group.

Furthermore, in 2022, we invested R$711,67 million in 2,555 projects related to the promotion of education, sports, culture, urban mobility, diversity and innovation.

Corporate Governance

We have enhanced the accountability of our senior management by strengthening the transparency of our business and financial reports in line with best market practices. We publish annually the Reports according to international reporting standards, such as the Sustainability Accounting Standards Board, or SASB, the TCFD and the Global Reporting Initiative, or GRI. As such, we provide our stakeholders with access to important indicators and results of Itaú Unibanco Group pertaining to ESG. We continue to be part of several sustainability indices, such as the Dow Jones Sustainability World Index, or the DJSI, the Corporate Sustainability Index, or ISE, the Carbon Efficient Index, or ICO2 and both the Brazilian Stock Exchange and Bloomberg Gender Equality Index, or GEI.

Additionally, we have increased the senior management oversight of ESG-related topics and indicators by creating a specialized ESG committee. In 2020, we created the ESG Committee, composed by senior executives of the bank, to monitor the development of ESG projects, discuss ESG market trends and practices and enhance our ESG strategy.

Dependence on Patents, Licenses, Contracts and Processes

We own, in Brazil and abroad, a number of patents and patent applications related to methods for security code checking, a method, user device and system to submit financial transaction information and a method that includes training of a machine learning engine for granting access to restricted area. We and our affiliates are not dependent on such patents to perform our activities.

Risk Management

Overview

Taking on and managing risks is part of our activities and, to this end, we must have well-established risk management controls. In this context, the risk appetite defines the nature and level of acceptable risks to us and our risk culture guides the attitudes necessary to manage such risks.

We invest in robust risk management processes and procedures to support our strategic decisions, as well as ensure the sustainability of our business and to maximize the creation of value. These processes are aligned with the guidelines of our board of directors and our executive officers who together, define the global objectives, expressed in goals and limits for the risk management business units.

The principles that provide the foundation of our risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making processes are:

• Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction and is therefore focused on generating shared values for employees, customers, shareholders, and the society, ensuring the perpetuity of our business. We are focused on doing business that is good for the client and for us;

• Risk Culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks in a conscious manner, respecting the way business is done in an ethical manner;

• Risk pricing: we act and assume risks in businesses we know and understand, and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return;

• Diversification: we have a low appetite for volatility in results and, for this reason, we operate in a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business;

• Operational excellence: our goal is to be an agile bank, with a robust and stable infrastructure, in order to offer a high-quality service; and

• Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after reputation;

On February 23, 2017, CMN enacted Resolution No. 4,557 setting forth legal framework for risk and capital management. CMN Resolution No. 4,557 requires, among other things, the implementation of a continuous and integrated risk management framework, the requirements for defining the Risk Appetite Statement, or RAS, and the stress test program, the constitution of a Risk Committee and the appointment, before the Central Bank, of an independent Risk Management Officer, or CRO.

Governance and Organizational Structure

Our risk management organizational structure complies with Brazilian and applicable international regulations currently in place and is aligned with best market practices. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by independent validation, internal controls and audit areas. The following chart sets forth our corporate governance structure, including the committees that are part of our risk and capital management:

Our risk management committees are structured as follows:

Risk & Capital Management Committee (CGRC)

The CGRC supports our board of directors in performing its duties related to our risk and capital management. It meets at least four times per year and submits reports and recommendations to assist the board of directors with respect to the resolution of certain matters including:

•	Decisions regarding our risk appetite in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand (e.g., brand risk).
•	Supervision of our risk management and control activities to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements;
•	Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur;
•	Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance;
•	Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and
•	Fostering improvement in our risk culture.

Superior Commission for Market Risk and Liquidity (CSRML)

The CSRML meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

Superior Operational Risk Commission (CSRO)

The CSRO meets on a quarterly basis and is responsible for assessing the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our internal controls and compliance system. The CSRO is our main decision-making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risks.

Superior Products Commission (CSP)

The CSP meets on demand and is responsible for evaluating products, operations, services and processes that are beyond the authority of our products committees that report to the CSP, or that involve risks to our image.

Superior Credit Commission (CSC)

The CSC meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing proposals for which a decision have not been made due to a lack of consensus at the respective or in case these credit committees decide to voluntarily submit the proposal to the CSC for review.

Superior Retail Credit and Collection Commission (CSCCV)

The CSCCV meets on a monthly basis or on demand and is responsible for approving credit policies and assessing the performance of Retail Business' credit and collection portfolios and strategies.

Superior Wholesale Credit and Collection Commission (CSCCA)

The CSCCA meets on a quarterly basis and is responsible for approving credit policies and assessing the performance of Wholesale Business’ credit and collection portfolios and strategies.

Superior Committee on Prevention of Money Laundering (CSPLD)

The CSPLD meets on demand, and its purpose is to analyze and deliberate on claims involving the opening and/or maintenance of transfers and other services and operations (M&A, credit granting, KYC exchange validation, among others) to bidders with greater exposure to money laundering risk.

Superior Commission for Corporate Investment (CSIS)

The CSIS meets on demand and its purpose is to evaluate temporary corporate investments of interest to the investment bank.

Asset Liability Capital Committe (ALCCO)

The ALCCO meets on a monthly basis or on demand, and it has the purpose of monitoring the capital adequacy of the Holding and International Units the capital projections in normal and adverse scenarios, in addition to reviewing the assessment of the materiality of the risks, the need for additional capital for material risks and the quantification methodologies for calculating capital for risks.

Additionally, we have sub-committees, chaired by our chief risk officer (CRO), which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above.

Technical Commission for Model Evaluation (CTAM):

The CTAM is divided in two areas of focus, market and credit. The CTAM Market meets every 45 days or on demand, and its purpose is to approve and assess market risk models and pricing, based on the independent opinion of the model validation area, as well to suggest and monitor action plans for these models once they are validated. It also monitors the performance of the market risk model over time, determining new developments, if necessary.

The CTAM Credit meets on a monthly basis or on demand and recommends or veto the use of credit risk models based on an independent opinion from the model validation area, inform any risk points and monitor action plans.

International Units Risk Committee (CRUI-R)

The CRUI-R meets on a quarterly basis, and it presents and discusses the main risks of our international operations and the corresponding strategies and action plans proposed to mitigate the identified risks. It monitors risk indicators and risk appetite of our international subsidiaries, as well as the measures for maintenance at acceptable levels, considering the particularities of each country or region where we operate. The CRUI-R deliberates on situations that require mobilization of Units and respective management areas in Brazil, including monitoring of risk events, notes from regulators, results of internal and external audits, risk maps and regulatory demands. Evaluates the evolution of maturity in the risk management of the Units and in the governance and supervision exercised by the risk area, ensuring alignment with our strategy.

Risk Governance at Foreign Subsidiaries

Our foreign subsidiaries follow the risk management and governance model established by Itaú Unibanco in its policies, procedures and guidelines, keeping an effective flow of information on risk levels between each subsidiary headquarters, and alignment of strategies for maintaining such risks at acceptable levels.

The subsidiaries have independent risk management structures, under a local chief risk officer, or CRO, that is responsible for controlling and monitoring the risks, as well as developing and ensuring the operation of the risk management activities in line with Itaú Unibanco guidelines. The local CROs report to the local CEO and to corresponding regional CRO, acting in a coordinated manner with the Itaú Unibanco Holding risk management structure. The Regional CROs are responsible for the preventive and integrated management of the risks in the region, ensuring their effectiveness and reporting their status to the Itaú Unibanco Holding CRO.

The monitoring of the risk environment of the subsidiaries is carried out through a monthly report of key risk indicators, through which we are able to monitor the risk levels in each one of our subsidiaries and promotes the necessary discussions and decision-making to improve the local control environments.

The proximity in the monitoring of our units allows us to better understand the peculiarities of each country and region where we operate, and to quickly adapt to changes in different regulatory, social, and economic environments where we operate, even in stress scenarios.

Finally, advances in actions to strengthen the risk culture at our foreign subsidiaries have fostered individual and collective responsibilities of all our employees, empowering them to do the right thing, at the right time, and in the right way respecting the ethical and sustainable way of doing business.

Operational Risk

Overview

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational goals. It includes legal risk associated with inadequacy or deficiency in agreements to which we are a party, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us.

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

Moreover, in line with domestic and international practices, we also manage risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focuses on the special nature of each risk. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Governance

Our operational risk management unit is comprised of senior management individuals, and reports to our board of directors. It has well-defined roles and responsibilities in order to segregate and ensure independence between the business, management and control areas, to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is at the same time decentralized, as it is under the responsibility of the business areas and centralized in terms of control, which is carried out by the operational risk structure, by means of established methodologies and procedures, trainings, risk assessments and monitoring of the control environment in an independent way.

Our management uses corporate methods developed and made available by our internal controls compliance and operational risk areas. Among the methodologies and tools used by our management are (i) the self-evaluation and the mapping of our prioritized risks, (ii) the approval of processes, products, and system development products and projects, and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area executives in specific forums.

Procedures and Key Indicators

Crisis Management and Business Continuity

We have developed what we call the Business Continuity Program, with the purpose of protecting our employees, ensuring the continuity of the critical functions of our business lines, safeguarding revenue and sustaining both a stable financial market and the trust of our clients and strategic partners in our services and products.

Our Business Continuity Program sets procedures for recovery or relocation of operations in view of certain stress scenarios, such as the ones set forth below:

•	Disaster Recovery Plan: focuses on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
•	Workplace Contingency Plan: employees responsible for performing critical business functions have alternatives to perform their activities in the event of unavailability of the buildings in which they usually work. One of the alternatives is remote work;
•	Emergency Plan: procedures aimed at preventing and minimizing the effects of emergency situations that may impact our facilities; and
•	Processes Contingency Plan: secondary alternatives to carry out the critical processes identified in the business areas.

In order to carry out the aforementioned plans, the Business Continuity Program applies two types of analysis:

(i)	The Business Impact Analysis, or BIA, which evaluates the requirements of the processes that support the delivery of products and services, and
(ii)	The Threats and Vulnerabilities Analysis, or AVA, which identifies threats to the locations where our buildings are located.

In addition, we have a corporate-wide crisis management program, with the purpose of managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural or operational (including information technology) nature or any other events that jeopardize the image, reputation, integrity or the viability of our internal processes before our employees, clients, strategic partners and regulators.

Our Corporate Business Continuity Policy is available on our website and is not incorporated by reference into this annual report.

Cybersecurity Management and Processes

We consider cybersecurity and information security at the highest strategic level. Our information security department handles information and data and its purpose is to safeguard our and our clients’ data as well as preserving the integrity, availability, and confidentiality of such data, thus mitigating financial losses and reputational risk to us. Accordingly, our cybersecurity risk management strategy is designed to prevent security incidents, minimize unavailability, protect integrity of data and prevent data leakage. It follows applicable regulations, practices and standards, as well as follow a strict control processes aimed at preventing, detecting, and immediately responding to attacks and attempts to hack our technological infrastructure.

Our infrastructure defenses are structured to protect our organization against external and internal attacks, with tools such as network behavioral analysis, intrusion prevention systems, or IPS, firewalls, antiviruses, antispam systems, among others. In order to achieve this purpose, our strategy is to protect an expanded perimeter, i.e., information must be protected regardless of where it is located, within Itaú Unibanco’s infrastructure, in a cloud provider, at a third party or a foreign unit. This strategy also considers the entire information lifecycle, from collection to processing, transmission, storage, analysis and destruction of data.

We have a specialized monitoring team, capable of identifying potential threats and establishing an active and effective defense, which are the Security Operational Centers, or SOC. Additionally, we have a cyber-intelligence team working to identify threats and manage any necessary countermeasures. We also maintain an effective security governance through executive committees and a set of information security policies.

In order to foster our risk management culture, we invest in awareness campaigns for employees and customers, so they remain prepared to identify and address inherent risks and threats.

Further information on our cybersecurity management and processes are available through our Information and Cyber Security Corporate Policy, available on our investors relation website, which is not incorporated by reference in this annual report.

For further information on the adverse effects arising from cybersecurity risks, see “Item 3D. Risk Factors – Operational Risks - We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us” and “Item 3D. Risk Factors - Operational Risks - Failure to adequately protect against risks relating to cybersecurity could materially and adversely affect us”.

Regulatory or Compliance Risk

We consider regulatory or compliance risk as the risk associated with any losses, either financial or reputational, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to our activities.

The regulatory or compliance risk is managed through a structured process that identifies changes in the regulatory landscape and their impacts on the institution and monitors the implementation of actions directed at adherence to the regulatory requirements.

For more information on the adverse effects arising from regulatory and compliance risks, see “Item 3D. Risk Factors — Regulatory, Compliance and Legal — Changes in applicable law or regulations may have a material adverse effect on our business.”

Social, Environmental and Climate Risks

We understand social, environmental and climate, or SAC, risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. From a governance perspective, as for other risks, SAC risks are subject to a three lines of defense strategy, according to the methodology officially set out in the institution’s internal policies, as follows:

•	The first line of defense is the business and support areas directly responsible for risk management and adherence to the rules associated with their operations, as well as for controls and the implementation of corrective measures for the due treatment of risks;
•	The second line of defense is represented by the risk control functions, which exercise their functions independently and ensure that the institution’s risks are managed in accordance with internal and external guidelines by defining parameters for the risk management process and for its supervision, and supporting the first line of defense through oversight of its responsibilities related to risk management; and
•	The third line of defense is represented by the Internal Audit area, which provides an independent evaluation of the institution’s activities, allowing it to assess the adequacy of controls, the effectiveness of risk management, the reliability of the financial statements, and compliance with rules and regulations.

In addition to the three lines of risk management, we have a dedicated social, environmental and climate risk committee, whose main role is to evaluate and deliberate on institutional and strategic matters, products, operations, services, among other related topics associated with social, environmental and climate risks, including climate change risks which also pose relevant risks for the whole financial industry.

As we consistently seek to improve our social, environmental and climate risks management, we are always attentive to challenges arising not only from new regulations, but also from an evolving stakeholders’ expectations. As a result, we have adopted several national and international voluntary commitments with the purpose of continuously improving our practices, such as the Net-Zero Banking Alliance, Principles for Responsible Investment, Principles for Responsible Banking, the Charter for Human Rights – Ethos, Equator Principles, Global Impact, Carbon Disclosure Project, Brazilian GHG Protocol Program, among others. Our efforts to increase knowledge and governance of social, environmental and climate risks have been recognized in Brazil and abroad, as shown by our recurring presence in sustainability indices, such as Dow Jones Sustainability Index, Euronext Vigeo – Emerging 70, and in B3’s Corporate Sustainability Index, as well as numerous awarded prizes and recognitions.

For further details on our social, environmental and climate policies, procedures and practices, see “Item 4B. Business Overview — Environmental, Social and Corporate Governance” and our Public Access Report - Policy on Social, Environmental and Climate Risk, available at our investor relations website, which is not incorporated by reference in this annual report.

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

Reputational Risk

We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources.

We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our shareholders. Our reputation depends on our strategy (vision, culture and skills) and derives from our direct and indirect relationship between us and our shareholders.

Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of our operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and remediate the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines.

Money Laundering Prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud.

The challenge faced by financial institutions is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities.

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

In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes pillars, such as policies and procedures;  identification processes such as Know Your Customer (KYC), Know Your Partner (KYP), Know Your Supplier (KYS) and Know Your Employee (KYE) procedures; evaluation of new products and services; sanctions compliance; monitoring, selection and analysis of suspicious operations or situations; reporting suspicious transactions to regulators and authorities; and training.

This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by our board of directors, the audit committee, the compliance and operational risk committees, the risks and capital management committee and the anti-money laundering committee.

For further information on money laundering regulation, see “Item 4B. Business Overview – Supervision and Regulation — Anti-Money Laundering Regulation.”

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

For further information about politically exposed persons, see “Item 4B. Business Overview – Supervision and Regulation – Politically Exposed Persons (PEPs).”

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. We have branches and subsidiaries in Brazil and in several other jurisdictions, such as Argentina, Colombia, Chile, Uruguay, Paraguay, Panama, Caribbean, United States, United Kingdom, Portugal and Switzerland. The Central Bank supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries’ activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the Banking Law. The Banking Law sets forth monetary, banking and credit policies and created the CMN.

Principal Banking Regulatory Agencies in Brazil:

CMN

 The CMN, the highest authority of the Brazilian financial system, is the regulatory agency responsible for establishing currency and credit policies to guarantee stability and social and economic development. Its main purpose is to disclose the general rules for the operation of the entire financial system. The CMN also oversees the activities of the Central Bank and the CVM.

 Central Bank

 The Central Bank is an autonomous authority responsible for implementing the policies of the CMN as they relate to monetary policy and exchange control matters, regulating and supervising Brazilian financial institutions of the public and private sectors, controlling and monitoring the flow of foreign currency to and from Brazil and overseeing the Brazilian financial markets.

The Central Bank supervises financial institutions by:

·	setting minimum capital requirements, compulsory deposit requirements and operational limits;
·	authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
·	authorizing changes in shareholder control of financial institutions;
·	requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
·	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

The president and officers of the Central Bank shall be appointed by the president of Brazil (with the Brazilian Senate’s approval of their names) for non-coinciding fixed mandates of four years, which partially overlap the presidential mandate. The resignation of the Central Bank’s president and officers will only occur in justified cases and upon approval by an absolute majority of the Brazilian Senate.

In addition, the Central Bank shall be considered an autarchy of a special nature, characterized by the absence of any ties to a ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy.

 CVM

 The CVM is the body responsible for overseeing, standardizing, regulating and developing the Brazilian securities market in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants, as well as instruments and securities analysts.

Self-Regulating Agencies

The Brazilian financial and capital markets are also subject to the regulation of self-regulating entities that are divided by field of activity. These self-regulating entities include, among others, the ANBIMA, the ABECS, the FEBRABAN, the Brazilian Association of Publicly-Held Companies, or ABRASCA and the B3.

Principal Insurance, Health and Pension Plan Regulatory Agencies in Brazil:

CNSP

The Brazilian National Council of Private Insurance (Conselho Nacional de Seguros Privados), or CNSP, is the agency responsible mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities.

SUSEP

The Superintendence of Private Insurance (Superintendência de Seguros Privados), or SUSEP, is an autarchy linked to the ministry of finance of Brazil, responsible for regulating and supervising the insurance, open private pension funds, capitalization and reinsurance markets in Brazil and their participants.

ANS

The National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar), or ANS, is responsible for regulating and supervising the health insurance market in Brazil and its participants.

Main Regulatory Agencies Outside of Brazil

Our main operations outside of Brazil are subject to oversight by local regulatory authorities in South America (Argentina, Colombia, Chile, Uruguay and Paraguay), Europe (the United Kingdom, Portugal and Switzerland), Central America (Panama), the Caribbean (Bahamas and The Cayman Islands), and North America (United States).

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, the limitations and obligations concern the offering of credit, the concentration of risk, investments, operational procedures, loans and other transactions in foreign currency, and the management of third-party funds and microcredit. Under the Banking Law, financial institutions may not:

•	operate in Brazil without the prior approval of the Central Bank;
•	hold direct or indirect equity interests in any company located in Brazil or abroad registered without prior approval of the Central Bank, unless the equity interest is held through the investment banking unit of a multiple-service bank or through an investment bank;

•	own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank;
•	grant credit transactions to certain related individuals and legal entities;
•	hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital;
•	grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank, currently set at more than 25% of the financial institution’s regulatory capital.

In addition, pursuant to the Banking Law, financial institutions are required, among others, to:

•	deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements);
•	maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank;
•	prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios; and
•	create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions.

Capital Adequacy and Leverage

Current Requirements

The Central Bank supervises the Brazilian banking system in accordance with the Basel Committee on Banking Supervision, or Basel Committee, guidelines and other applicable regulations. For this purpose, banks provide the Central Bank with any information which it deems useful in performing its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks.

The main principle that guides the directives set forth in the Basel Committee is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

Brazilian financial institutions are subject to capital measurement and standards based on a risk-weighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by Basel III.

Basel III Framework.

On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increased the minimum capital requirements, created new conservation and countercyclical buffers, changed risk-based capital measures, and introduced a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total risk weighted exposure.

Furthermore, Basel III implemented a liquidity coverage ratio, or LCR, which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio, or NSFR, which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

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

Additional regulatory capital requirements apply to global systemically important banks, or G-SIBs.  The Basel Committee’s assessment methodology to determine which financial institutions are G-SIBs is based on indicators that reflect the following aspects of G-SIBs: (i) size; (ii) interconnectedness; (iii) substitutability/financial institution infrastructure; (iv) cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment. However, no additional principal capital of systemic importance has been established since Brazilian banks fit in the G-SIB criteria. The latest list of G-SIBs issued on, November 21, 2022 by the Financial Stability Board.

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIBs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,955/2021 and No. 4,958/2021. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital ("Patrimônio de Referência" ); and Additional Core Capital ("Adicional de Capital Principal"), both aligned to the guidelines of the Basel III framework.

Brazilian banks’ Regulatory Capital is comprised of  Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves after adjustments, or Capital Principal) and Additional Tier 1 Capital (subordinated debt and equity instruments authorized by the Central Bank, or Capital Complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of:  (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, the “RAET”) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Conservação de Capital Principal), the countercyclical capital buffer (Adicional Contracíclico de Capital Principal) and the additional principal capital of systemic importance (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions.  The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The additional principal capital of systemic importance seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; (iii) pay the instrument's interest and (iv) repurchase its own shares and effect reductions in its share capital. We are considered a domestic systemically important financial institution, hence having to fulfill the 1% Additional Core Capital for additional principal capital of systemic importance (Adicional de Capital Principal Sistêmico). The Central Bank’s implementation of the capital adequacy requirements under Basel III was phased-in from 2013 to 2019. In 2020, in response to the economic crisis related to the COVID-19 pandemic, the CMN temporarily eased the capital conservation buffer, which returned to fully levels in April 2022.

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

The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to us on December 31, 2022. The figures presented below refer to the percentage of our risk-weighted assets:

Basel III Requirements
2022
Common Equity Tier I	4.5%
Tier I	6.0%
Total Capital	8.0%
Additional Capital Buffers (ACP)	3.5%
conservation ¹	2.5%
countercyclical²	0.0%
systemic	1.0%
Common Equity Tier I + ACP	8.0%
Total Capital + ACP	11.5%
Prudential adjustments deductions	100%
1)	For purposes of calculating the Conservation capital buffer, CMN Resolution 4,958 establishes, for defined periods, percentages to be applied to the RWA value with gradual increase until April/22, when it reached 2.5%
2)	The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion, and currently is set to zero (BACEN Communication No. 39,425/22). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

Limit to be observed
2022¹
Liquidity Coverage Ratio (LCR)	100%
1)	Minimum requirement vlid from 1 January, 2019 onwards.

Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios ("Razão de Alavancagem”) or LR on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio ("Índice de Liquidez de Longo Prazo"), or NSFR, and the LR to be observed by certain Brazilian financial institutions, including those classified as Segment 1 pursuant to CMN regulation, such as us. For more information on the terms for compliance with such requirements, see “Segmentation for the proportional application of the prudential regulation”.

The NSFR corresponds to the ratio between the Available Stable Funds ("Recursos Estáveis Disponíveis"), or ASF, and the Required Stable Funds ("Recursos Estáveis Requeridos"), or RSF, of the financial institution. This rule for NSFR, which came into effect on October 1, 2018, determines that the minimum limit for the NSFR for Segment 1 financial institutions is 100%. The LR, which calculation methodology was established by the Central Bank in 2015, consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule enacted on December 19, 2017 came into effect on January 1, 2018 and determined the threshold of 3% as the minimum requirement for the LR for Segment 1 financial institutions, such as us.

CMN regulation also defines the entities that compose the regulatory conglomerate ("conglomerado prudencial") of Brazilian financial institutions and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the regulatory conglomerate ("conglomerado prudencial") pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply at the regulatory conglomerate ("conglomerado prudencial").

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

Pillar 3 Report

Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. We are required to publish this report on a consolidated basis covering the following topics:

Prudential indicators and risk management;	comparison between accounting and prudential information;
capital composition;	macroprudential indicators;
leverage ratio (RA);	liquidity indicators;
credit risk;	counterparty credit risk (CCR);
securitization exposures;	market risk;
risk of interest rate fluctuation in instruments classified in the banking book (IRRBB);	remuneration of administrators.

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

More details on our recovery plan can be found at “https://www.itau.com.br/investor-relations”, section “Results and Reports / Regulatory Reports / Pillar 3 / Risk and Capital Management – Pillar 3”, which is not incorporated by reference into this annual report.

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

Risk Weighted Asset Calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at “https://www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas". According to CMN Resolution No. 4,958, of October 21, 2021, and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

                                       RWA = RWACPAD + RWACIRB + RWAMPAD + RWAMINT  + RWAOPAD

•	RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;
•	RWACIRB = portion related to concerning exposures to credit risk subject to the calculation of capital requirement through internal credit risk rating systems (IRB approaches);
•	RWAMPAD = portion related to market risk exposures subject to the calculation of the capital requirement under the standardized approach;
•	RWAMINT = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by Central Bank Circulars No. 3,646, of March 4, 2013, and No. 3,674, of October 31, 2013;and
•	RWAOPAD= portion related to the operational risk capital requirement, calculated using standardized approach.

 Other Applicable Laws and Regulations

Consolidated Enterprise Level (conglomerado prudencial)

CMN regulation defines the entities that, together, compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions, such as us, and establishes the requirement that such a financial institution prepare and file with the Central Bank monthly consolidated financial statements for the regulatory conglomerate (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply to regulatory conglomerates (“conglomerado prudencial”).

On May 29, 2020, the CMN issued Resolution No. 4,818, which requires financial institutions categorized as S1, S2 and S3 to publish IFRS as issued by the IASB financial statements. Such requirement came into effect on January 1, 2021.

Furthermore, on March 11, 2022, the Central Bank published Resolutions Nos. 197, 198, 199, 200, 201 and 202, a set of rules aimed at improving the prudential rules applicable to payment services. The new rules are the result of Public Consultation No. 78/2020 and, in general terms, extend to prudential conglomerates led by payment institutions the prudential requirements already applicable to conglomerates led by financial institutions.

According to the Central Bank, this extension has become necessary in view of the diversification and sophistication of activities carried out by payment institutions since the publication of the legal and regulatory framework for payment services, in 2013. Since then, certain payment institutions have constituted financial subsidiaries and started to assume new risks, without being required to have prudential requirements proportionate to these new risks. Thus, smaller institutions, which are exposed to lower risks, will have simplified prudential requirements, while larger institutions, which carry out activities subject to higher risks, will have comply with more sophisticated prudential requirements. As a result, the Central Bank expects that the new regulation will preserve the stimulus for the entry of new competitors in the payments segment, in order to increase competition in the financial and payments system, as well as stimulate greater financial inclusion.

In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into three types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from July 2023 (as per Central Bank Resolution No. 258, which delayed the entry into effect of these regulations from January 2023 to July 2023). This ensures sufficient time for institutions to adapt their internal controls and adjust their ownership structure.

New Accounting Criteria Applicable to Financial Instruments, Hedging and Leasing Agreements

On November 25, 2021 and December 16, 2021, the CMN issued Resolution No. 4,966/21 and Resolution No. 4,975/21, respectively. These rules establish, respectively, new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank.

The rules intend to align the accounting criteria applicable to financial instruments and leasing agreements contracted by financial institutions and other entities supervised by the Central Bank with best international practices, including the IFRS 9 – Financial Instruments and IFRS 16 – Leases standards issued by the IASB.

CMN Resolution No. 4,966/21 and Resolution No. 4,975/21 will enter into effect on January 1, 2025, ensuring a transition period for the institutions subject to the changes.

Asset Composition Requirements

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Central Bank.

In addition, we are legally prevented from granting loans or advances and guarantees, including derivative transactions, and from underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, exceeds the threshold determined by the Central Bank. On July 31, 2018, the CMN released a resolution in order to comply with the Basel III reforms, introducing a basis for calculating the exposure limits applicable to financial institutions classified as Segment 1, such as us, to their Tier 1 Regulatory Capital and increasing the scope of transactions that increase exposure to clients subject to the limit, including exposure from securities and derivatives held in our investment portfolio. The maximum exposure to any individual counterparty or group of connected counterparties of a Segment 1 financial institution is 25% of its Tier 1 Regulatory Capital, and to concentrated individual clients or a group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital).

Banks must identify possible related counterparties, considering their economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one is likely to be impacted financially if the other faces financial difficulties, including those related to funding, payment of obligations and insolvency. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements.

Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s regulatory capital, as adjusted in accordance with Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its regulatory capital. Within that limit, repurchase transactions involving private securities may not exceed five times the regulatory capital.

The regulation issued by the Central Bank with respect to the classification and valuation of securities and derivative financial instruments - including government securities - owned by financial institutions, based on the investment strategy of the financial institution, determined that securities and derivatives are to be classified into three categories: (i) trading; (ii) available for sale; and (iii) held to maturity.

“Trading” and “available for sale” securities are to be marked-to-market with effects in income and equity, respectively Securities classified as “held to maturity” are recorded at amortized cost. Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet. Changes in the market value of derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Central Bank. Securities in the “held to maturity” portfolio may be hedged for accounting purposes according to Brazilian Central Bank regulation, but marked-to-market of derivatives treated as hedge instrument should not be taken into account.

Instant Payments

The Central Bank implemented an instant payment ecosystem in November 2020. The settlement of the system is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; lowered costs; and enhanced customer experience.

Central Bank Resolution No. 1/20, or the PIX Regulation, came into effect on September 1st, 2020, and established the Instant Payment Arrangement, or PIX System, payment scheme, and approved its regulation.

Pursuant to Central Bank Resolution No. 1/2020, participation in the PIX System is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment agents that do not meet this threshold, for clearing houses and other providers of clearing services, and for the National Treasury Secretariat.

The PIX Regulation applies to all participants in the PIX System. According to the PIX Regulation, there are three participation types: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment agents that (a) within the scope of the PIX System have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the Central Bank’s Instant Payments System (or SPI), and (c) do not meet the criteria of mandatory participation in the PIX System.

Further, on September 2, 2021, the Central Bank issued Resolutions Nos. 135 and 136, which regulate the offering of the PIX Withdrawal and PIX Change services by regulated institutions that participate in the PIX System. These features allow all the clients of any participating institution to make a withdrawal in cash at the points that offer the service. Merchants, shared ATM networks and PIX participants, through their own ATMs, may offer the service.

Still in 2021, the Central Bank issued Resolutions No. 142 and 147, improving security measures adopted by regulated and supervised institutions to prevent fraud in the provision of payment services, and the Resolution No. 177, regulating the applicable sanctions for the PIX participants, which may be (i) a fine; (ii) suspension; and (iii) exclusion from the PIX System, either applied jointly or individually.

At the end of 2022, the Central Bank issued new Resolutions that forbade the irregular issuance of a payment account and the offering of PIX features by agents that are not part of the arrangement, as well has limited the initiation of payment only by institutions connected to Open Finance.

Open Finance

The Central Bank announced the initial guidelines for open finance regulation in Brazil through Notice No. 33,455 on April 24, 2019. On November 28, 2019, the Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement open finance in Brazil to the public (at the time, the project was still called “Open finance,” since it only included banking products and not a variety of financial products). The period for commenting the Public Consultation ended on January 31, 2020 and the Central Bank received contributions from market agents.

On May, 4, 2020, a regulation setting out the framework for the implementation of open finance was published by the Central Bank and CMN (Joint Resolution No. 1/2020). From that date on, CMN and the Central Bank have issued complementing regulations in addition to the Joint Resolution No. 1/2020. Among other topics, the set of regulations for open finance detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions.

The Central Bank has looked at open finance as an important tool for innovation in the financial market, making the banking industry more efficient and competitive.

The Brazilian open finance model comprises financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach and through a secure, prompt, accurate and convenient manner, data on products and services, customer record data and customer transaction data upon customer’s authorization, via integration of information systems. Open finance also covers the provision of initiation payment services and forwarding loan proposals through digital correspondent agents.

Open finance in Brazil is being implemented gradually, from February 2021 up to 2022, according to the dates established by the Central Bank, as follows:

•	Stage I – public access to information from participating institutions regarding their customer service channels and their products and services related to demand deposit or savings accounts, payment accounts or credit transactions;
•	Stage II – sharing of customers’ or their representatives’ registry information, and the customers’ transactional data related to products and services listed in Stage I;
•	Stage III – sharing of services of initiating payment transactions, which consists in an initiation of payment at any channel connected to the Open Finance system, with only a redirect to the channels of the institutions with whom the client maintains a relationship to confirm the transaction;
•	Stage IV – expansion of the scope of covered data, to include foreign exchange operations, investments, insurance, and open pension funds, among other financial products.

Stages I to III have already been completed in 2021 and Stage IV is expected to be implemented throughout 2023.

Foreign Currency Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank, such as Itaú Unibanco. As of the date of this Annual Report, there are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market and there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, may require previous information to the Central Bank, For further information about tax on foreign exchange transactions, see “Item 10E. Taxation”.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre a Operação de Câmbio ), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Recebimento Antecipado de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

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

New Foreign Exchange Law

Law No. 14,286, dated December 29, 2021, or the New Foreign Exchange Law, came into effect on December 31, 2022, as an initiative of the Central Bank to overhaul the Brazilian foreign exchange market and to modernize, simplify and increase legal certainty associated with the previous regulatory framework for Brazilian foreign exchange. The New Foreign Exchange Law also includes provisions regarding Brazilian capital held abroad and foreign capital held in Brazil.

The main aspects of the New Foreign Exchange Law are: (i) confirmation, from a legal perspective, that foreign exchange transactions may be carried out freely (provided they are carried out through entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) expansion of the international correspondence activity of Brazilian banks; (iv) implementing the possibility of Brazilian banking institutions to  invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale transactions up to an amount of US$500, carried out between individuals on an occasional and non-professional basis; and (vi) granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply.

Furthermore, the CMN established guidelines for transactions performed in the foreign exchange market and regulates the payment of a financial charge to the Central Bank, due by foreign currency sellers, for cancellation or write-off of a foreign exchange position under the foreign currency purchase contract that provides for advances in Brazilian reais, changes provided by Resolutions Nos. 5,042 and 5,056. Both rules were issued as a result of Public Consultation No. 90/22. Similarly, the Central Bank issued Resolutions Nos. 277 and 280, of December 31, 2022, also as a result of the same Public Consultation.

Foreign Exchange Transactions and Non-Resident Accounts

Also, such rules aim to regulate the New Foreign Exchange Law in respect to the inflow and outflow of Brazilian currency and foreign currency to and from the country, repealing and replacing several rules that previously regulated the topic, including Circulars Nos. 3,691 and 3,690 of December 16, 2013. The main changes brought forth by Resolution No. 277 include: (i) enabling authorized institutions, such as us, to carry out foreign exchange transactions in a free format while observing the guidelines established by the Central Bank (as opposed to the former rules, which imposed that authorized institutions execute a standard agreement with clients); (ii) enabling authorized institutions to use their own criteria to request or waive supporting documentation prior to the execution of a foreign exchange transaction, considering the client's internal risk profile within the institution and the characteristics of the transaction; and (iii) simplifying the process for the classification of foreign exchange transactions, considering that the New Foreign Exchange Law establishes that the purpose shall be made clear by the client (as opposed to the former rules, whereby the classification of the purpose of the transactions was the responsibility of the authorized institutions, which were liable for any inaccuracy). Likewise, Resolution No. 280 establishes the definitions of resident and non-resident to be applied to individuals and legal entities, regulating the sole paragraph of article 1 of the New Foreign Exchange Law.

Resolution No. 277 also incorporates the changes brought forth by CMN Resolution No. 4,942 and Central Bank Resolution No. 137, which were both superseded by it, allowing: (i) authorized payment institutions that provide services as an issuer of electronic money, issuer of postpaid payment instruments or acquirer to operate in the foreign exchange spot market up to the limit of US$100,000.00 per client, per transaction, operating exclusively through electronic means (with effectiveness as of July 1, 2023); (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage and dealership companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name not only with a financial institution abroad but also via an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without limitation of value, to also occur from the customers’ payment accounts held in financial institutions and other institutions authorized to operate by the Central Bank or in payment institutions participating in the PIX System; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad. The regulation also provides equal treatment for purchases of goods and services carried out with the participation of international card issuers, international payment facilitators and intermediaries/representatives in international deliverables acquisitions. Additionally, Resolution No. 277 also regulates international payment or transfer facilitation services carried out by entities defined as “eFX providers”, which can enable the (i) acquisition of goods and services in Brazil or abroad, either (a) in person; or (b) through a digital payment solution offered by the eFX Provider and integrated with an e-commerce platform; (ii) transfers of funds between accounts held by a certain sender in Brazil and abroad (whether prepaid accounts or bank accounts), limited to US$10,000.00 (or its equivalent in other currencies); (iii) transfers of funds between accounts held by a certain sender in Brazil and abroad (whether prepaid accounts or bank accounts), limited to US$10,000.00 (or its equivalent in other currencies); (iv) withdrawals of funds in Brazil or abroad. Resolution No. 277/22 also establishes the entities that can provide eFX services. Given the wider scope of activities, the Central Bank established specific rules for each type of service, and limited their offering based on the nature of the entity involved. In this sense, Resolution No. 277/22 establishes the following classifications: (i) authorized eFX Provider: licensed financial institutions and payment institutions; and (ii) unauthorized eFX Provider: other legal entities that are not subject to Central Bank authorization, provided that there is no legal or regulatory prohibition for such legal entities to provide this service.

Finally, the new rule also allows the creation of provisioning funds in restricted foreign currency deposit accounts, intended exclusively to guarantee expenses with the decommissioning of production facilities in oil and natural gas fields pursuant to agreements signed with the Brazilian Federal Government (special purpose accounts, which were previously regulated by CMN Resolutions No. 4,980 and 4,981, which were also superseded by Resolution No. 277). The objective of the new account is to mitigate the exchange rate risk and reduce the financial costs involved in the provision of these guarantees, since the price of goods and services inherent in these activities are referenced internationally. The new rules also simplify the procedures for opening special accounts denominated in foreign currency exclusively to receive foreign credit transactions granted by international organizations.

Reporting Obligations on Foreign Capital in Brazil

Additionally, on December 31, 2022, Central Bank issued Resolutions No. 278 and 281, which resulted from Public Consultation No. 91/22. The main innovations provided by such norms are (a) replacement of the current foreign capital registration regime with an information reporting system, applicable only to a limited set of transactions, considering their values and characteristics; (b) end of the restriction on remittances abroad from Brazil for payments of principal and interest in foreign credit operations in which there is no inflow of funds into the country; (c) end of the requirement to provide information to the Central Bank about contracts between residents and non-residents regarding the use or assignment of patents, industrial or commercial trademarks, technology supply, for the purposes of financial transfers as royalties, as well as those related to the provision of technical services and the like, foreign operational leasing, renting and chartering; and (d) transitory rules and procedures that will remain in effect in the Brazilian foreign exchange market, in principle, up to November 1, 2022, the complexity in the systemic adaptation of some provisions set out in the new regulation on foreign capitals provided for in the New Foreign Exchange Law and Resolution No. 278.

Thus, such rules provide increased efficiency for the market and the facilitation of foreign investments Brazil, with direct benefits to citizens and companies, which will now be carried out with less bureaucracy and with greater adherence to the best international standards.

It is worth noting that the end of the requirement for simultaneous foreign exchange transactions for conversions and transfers of foreign capital, international stock conferences and renegotiations and assumptions of foreign credit operations will come into effect on November 1, 2023.

Brazilian Capital Investments Abroad

Finally, as a result of Public Consultation No. 93, launched on November 4, 2022, the Central Bank issued Resolution No. 279, of December 31, 2022, which provides new rules relating to the flow, availability and provision of information on Brazilian capitals abroad, which includes the values, goods, rights and assets of any nature whatsoever held abroad by residents and replacing rules that previously dealt with this topic, including Resolution No. 3,854 of May 27, 2010, Circular No. 3,624 of February 6, 2013 and a part of Circular No. 3,689 of December 16, 2013 (article 1 through 17). The main aspects established by this resolution include: (i) the maintenance of minimum amounts for statement and periodicity of currently effective statements to provide information on Brazilian capital investments abroad; (ii) the equation of financing, direct loan and commercial credit granted in Brazil to non-residents with Brazilian capital investments abroad; and (iii) the possibility of investing capital under any mechanism regularly used in the international market, including in case of derivatives, as long as the legal requirements are met, based on economic substance.

The CVM issued CVM Resolution No. 64 on February 7, 2022, which exempts non-resident individual investors from the specific registration requirement with the CVM, differently as previously prescribed by CVM Resolution No. 13, of November 18, 2020, which was amended by the new rule. With the new rule, non-resident investors that are individuals will be exempted from specific registration with the CVM, provided that their representatives (which must register with the CVM before the non-resident investor begins operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM’s electronic systems.

Investments by Non-Resident Investors

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52 of the Act of Transitional Constitutional Provisions. On September 26, 2019, the Brazilian government published Decree No. 10,029, delegating to the Central Bank the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. Any investment in common shares would depend on Central Bank authorization. Foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Foreign investments in Brazil shall be registered with the Central Bank and/or the Securities and Exchange Commission (“CVM”), as applicable, subject to the restrictions and requirements set forth in the local regulation. For 25 years we have been trading ADRs for our preferred shares in the U.S. market. Foreign interest in our share voting capital is currently limited to 30% (thirty percent).

Regulation of Branches and Subsidiaries

The authorization to establish a branch abroad and/or to acquire and/or increase equity participation in companies incorporated in Brazil or abroad is regulated by CMN Resolution No. 5,043 of November 25, 2022 (which revoked the CMN Resolution No. 2,723).

These rules determine, among other standards, a prior authorization issued by the Central Bank for a Brazilian financial institution, such as Itaú Unibanco S.A., (i) to be able to participate or increase its participation, directly or indirectly and in any amount, in the share capital of any financial or non-financial company in Brazil or abroad, and (ii) to establish a branch or representative office abroad, with the institution being required to comply with capital, activities and operating limits. Additionally, in order to allocate or to increase fund allocation in branches or representative offices established abroad, Brazilian financial institutions are required to communicate their intention to the Central Bank 90 (ninety) days prior to the execution of the transaction.

The submission of a filling in order to seek for such prior approvals must comply with other regulatory requirements, such as the ones determined by the Central Bank Normative Ruling No. 342, of January 2, 2023, and Central Bank Circular No. 2,981, of April 28, 2000.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and to make provisions according to the level attributed to each such transaction. The credit classification is based on the financial condition of the client, the terms and conditions of the transaction, and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	-	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

1)	Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

Under IFRS as issued by the IASB, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2 - Significant Accounting Policies - d) Summary of main accounting pratices - IV.II  – Classification and Subsequent Measurement of Financial Assets and Note 32 - Risk and Capital Management of our audited consolidated financial statements. The risk levels are categorized as:

•	Lower risk: PD lower or equal than 4.44%
•	Satisfactory: PD from 4.44% up to 25.95%
•	Higher risk: PD higher than 25.95%
•	Credit-Impaired: loans classified in Stage 3

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

Payment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation, except for specific credits legally considered out of the liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.

Further on December 24, 2020, the President of Brazil sanctioned Law No. 14,112 which overhauls the current Brazilian Bankruptcy and Reorganization Law (Law No. 11,101/05) in several material aspects. Law No. 14,112 came into effect on January 23, 2021. It is possible that certain changes will potentially affect material matters concerning enforcement and priority rankings, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics of the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.

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

Anti-Corruption Law

The Brazilian anti-corruption law (Law No. 12,846/13, dated August 1, 2013) establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings.

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

The regulation also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:

(i)	To our Investor Relations website (see – “Menu - Itaú Unibanco - Corporate Governance - Regulatory and Policies - Policies - Anti-corruption Corporate Policy”) from which you can electronically access further details about our Anti-corruption Corporate Policy.
(ii)	To our Investor Relations website (see - “Menu - Itaú Unibanco - Corporate Governance - Regulatory and Policies - Policies - Corporate Conduct, Integrity and Ethics Policy”) from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests.
(iii)	To our Investor Relations website (see - “Menu - Itaú Unibanco - Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program.

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

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of Financial Action Task Force (FATF) and United Nations Security Council (UNSC), financial institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners (UBOs). These records should be kept up-to-date;
•	checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;
•	carrying out a prior analysis of new products and services, including the use of new technologies, if applicable, under the perspective of money laundering prevention;
•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party;
•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
•	determining criteria for hiring personnel and offering anti-money laundering training for employees;
•	establishing procedures to be complied with by all branches and subsidiaries of Brazilian financial institutions located abroad with respect to anti-money laundering;
•	establishing that any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad, must verify whether the foreign financial institution is physically located in the jurisdiction where it was incorporated and licensed, and that it is subject to effective supervision;
•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);
•	requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000;
•	maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds;
•	ensuring that policies, procedures and internal controls are commensurate with its size and volume of transactions; and
•	unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from:

i.	formal notice
ii.	variable pecuniary fine, not exceeding:
a)	twice the value of the operation;
b)	double of the actual profit obtained or what presumably would be obtained by the operation performed; or
c)	the amount of R$20,000,000.00 (twenty million reais).
iii.	rendering executive officers temporary ineligible, for a period of up to 10 years, for holding any management position in financial institutions, to
iv.	the cancellation or suspension of the financial institution’s license to operate.

Central Bank Circular No. 3,978 of 2020, which came into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments.

Politically Exposed Persons (“PEPs”)

According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.  Such procedures must enable the identification of politically exposed persons and the origin of the funds involved in the transactions of such customers.

Regulations on ESG requirements applicable to financial institutions

Financial institutions are required by CMN Resolution No. 4,945/2021 to have a responsibility policy, named the Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática), or PRSAC, which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers and other users of their products and services, as well as suppliers and investors. The responsibility policy must also guide the financial institution’s relationship with its personnel and with any others affected by the financial institution’s activities. The PRSAC shall take into account the impacts, strategic goals and business opportunities for the financial institutions in connection with social, environmental and climate aspects. The financial institutions must also implement actions aimed at the PRSAC’s effectiveness.

CMN issued Resolution No. 4,943/2021, which amended CMN Resolution No. 4,557/2017 with the purpose of highlighting and distinguishing social, environmental and climate risks, as necessary for the identification, measurement, evaluation, monitoring, reporting, control and mitigation in connection with the risk management structure of financial institutions. The new rule provides for specific definitions to such risks, using new and modern concepts, such as the inclusion of the two main components of climate risks – physical and of transition – already recognized by international ESG standards. The amended rule also deals with the identification and monitoring of social, environmental and climate risks incurred by financial institutions, resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and outsourced service providers.

The Central Bank issued Resolution No. 139/2021, regulating the preparation of a Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas, or the GRSAC Report) by financial institutions classified in segments S1 (such as us), S2, S3 and S4. This new rule seeks to contemplate the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) at the national regulatory level. Additionally, the GRSAC Report must contain information regarding the following topics associated with social, environmental and climate risks: governance of risk management; actual and potential impacts of risks in the strategies adopted by the Institution in their business and risk and capital management; and risk management processes. The GRSAC Report must be published annually with the base date of December 31, within a maximum period of 90 days from December 31, and must be made available on the financial institutions’ websites for a period of five years. The standards for the GRSAC Report are established by Central Bank Instruction No. 153/2021.

The Central Bank also published Resolution No. 151/2021, which regulates the remittance of information regarding social, environmental, and climate risks addressed in CMN Resolutions Nos. 4, 557/2017 and 4,945/2021 to the Central Bank by authorized institutions. The rule applies to institutions classified in segments S1 (such as us), S2, S3, or S4; and the information that must be sent to the Central Bank is related to the assessment of social, environmental and climate risks related to their exposures in credit and securities transactions, as well as those of the respective debtors under these transactions. The information to be remitted includes identification, economic sector, risk aggravating and mitigating factors, appraisal of social, environmental and climactic risks, among others.

The Brazilian Private Insurance Authority (Superintendência de Seguros Privados – SUSEP) published Circular No. 666/2022, which provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. The supervised entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above. Further, CVM Resolution No. 80/2022, amended by CVM Resolution No. 59/2021 (as re-published by CVM Resolution No. 87/2022), provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil.

In addition, we continuously improve our climate strategy. Since 2017 we align our public reports to the Task Force on Climate Related Financial Disclosures (TCFD) recommendations and seek to implement best practices on climate related Governance, Strategy, Risk Management and Metrics and Targets. We are committed to achieve net zero emissions by 2050 in line with the Net Zero Banking Alliance guidelines and, since 2021 we report our financed emissions based on the Partnership for Carbon Accounting Financials (PCAF). In 2022 we created the Cubo ESG, aiming at supporting our clients to overcome their decarbonization challenges through stimulating innovation for net zero. We are also further advancing in our commitment to invest R$400 billion in positive impact sectors by 2025, as of December 2022, we had achieved R$266 billion (66% of the target). Itaú also partners with the financial industry to accelerate the climate transition through working groups such as the Brazilian Federation of Banks’ Climate Change Squad, the Brazilian Business Council for Sustainable Development and the United Nations Environmental Programme and through commitments such as the Amazon Rainforest Plan, the Principles for Responsible Banking and the NZBA itself.

Consumer Protection

The Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or CDC, which, according to Brazilian higher courts, is applicable to financial institutions, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services.

The basic consumer rights regarding financial institutions are, among others:

•	reverse burden of proof in court;
•	proper and clear information to be provided by the financial institution with respect to the products and services offered (e.g.; quantity, characteristics, composition, quality, price and risks such products pose);
•	proportional reduction of interest charged in connection with personal credit and consumer-directed credit transactions in case of early payment of debts;
•	in limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g.; systemic failure or operational error);
•	the collection of credits cannot expose the client to embarrassment or be performed in a threatening manner;
•	prohibition on the release of misleading or abusive publicity or information about contracts or services, as well as on the promoting of overbearing or disloyal commercial practices; and
•	liability for any damages caused to consumers by misrepresentations in their publicity or information provided.

Law No. 14,181 , known as the “over-indebtedness” law, which amended the Brazilian Consumer Protection Code and Senior Citizens’ Statute (Law No. 10,741 of October 1, 2003), provides preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Among other measures, Law No. 14,181 (i) implemented the concept of existential minimum, which is the minimum amount of income that a consumer should have for his subsistence, and that cannot be compromised with the payment of credit contracts; (ii) included a new chapter in the CDC dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement, according to rules established by Law No. 14,181; and (iii) provides for the conciliation of individuals who are over-indebted, giving the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement, according to rules established by law.

On July 26, 2022, the Brazilian Federal Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes as basic consumer rights the guarantee of responsible credit practices, financial education and prevention and treatment of over-indebtedness scenarios, preserving the existential minimum, according to the new regulation, through debt review and renegotiation. Therefore, for purposes of regulating consumer over-indebtedness, the minimum existential income of the consumer (natural person) is considered to be equivalent to 25% of the minimum wage in effect on the date Decree No. 11,150 was published (R$1,212.00), i.e., R$303.00. However, the annual adjustment of the minimum wage will not lead to this amount being updated. Furthermore, Decree No. 11,150 provides that certain debts and credit limits will not be computed in the calculation of the preservation and non-compromise of the existential minimum, such as debts not related to consumption, related to real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety or with endorsements.

Central Bank Rules on Consumer Relations

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

CMN Resolution No. 4,949 entered into effect on March 1, 2022, and Central Bank Resolution No. 155 entered into effect on the same date. However, most of these rules only took effect on October 1, 2022.

Collection of Fees on Banking and Credit Card Operations

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. According to the rules and regulations regarding the collection of bank fees and the cost of credit transactions for individuals, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) specific or differentiated services; and (iv) special services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements, and transfers, among others. CMN also prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only (being authorized to charge fees for supplying essential services only when the customer voluntarily elects to obtain personal service at the banks’ branches or customer service locations).

However, Brazilian legislation authorizes financial institutions to charge fees related to “priority services,” which are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions and records, as defined by Central Bank regulation, provided the service and its nomenclature are listed in the applicable regulations. Commercial banks must offer to their individual customers a “standardized package” of priority services, whose content is defined by Central Bank regulation. Banking clients must also have the option to acquire individual services, instead of adhering to the package.

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

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) is governed by the specific provisions found in the laws and regulations relating to such services.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account, thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days’ notice must precede any increase or creation of fees (except if related to credit card services, when a minimum of 45 days’ notice is required), while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (except if related to credit card services, when a minimum of 365 days’ notice is required), whereas reductions can take place at any time.

It is worth pointing out: (i) the prohibition against charging fees in cases of adhesion contract amendments, except in the cases of asset replacement in leasing transactions, early liquidation or amortization, cancellation or termination; (ii) the prohibition against including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) the requirement that subscription to service packages must be through a separate contract; (iv) the requirement that information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) the requirement that a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) the requirement that registration fees cannot be cumulatively charged; and (vii) the requirement that overdraft fees can be charged, at most, once over the course of 30 days.

The CMN also establishes specific rules related to the charging of credit card fees, the information that must be disclosed in credit card bills, and the obligation to provide a package of basic services upon offering credit cards to customers.

Revolving credit for financing of credit card bills may only be extended to customers until the due date of the following credit card bill. After this term, financial institutions offer customers another product with conditions more favorable than the ones typically found in the credit card market. Banks are prohibited from offering this type of credit to customers who have already contracted one revolving credit for financing of credit card bills which were not repaid in a timely manner.

In addition, certain restrictions apply to revolving credit lines granted under credit cards that may only be granted to customers until the due date of the following credit card monthly bill. After this date, financial institutions must offer customers alternative financing under conditions that are more favorable than those typically found in the credit card market. Banks are prohibited from offering revolving credit card lines to customers who have an existing outstanding balance under a revolving credit card line that is under default.

On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. In September 2022, the Central Bank issued Resolution No. 246, which establishes limits to the interchange fee (“tarifa de intercâmbio”), or TIC, and settlement period for debit and pre-paid cards. Previously, prepaid card issuers were not subject to any TIC. The new rule maintains the maximum TIC rate of 0.5% applicable to debit card issuers and introduces a maximum TIC rate of 0.7% applicable to prepaid card issuers.

Furthermore, the Central Bank enacted Resolution No. 96 on May 19, 2021, which came into force on March 1, 2022, and that amended and restated postpaid payment accounts rules in Brazil. This rule sets forth terms and conditions that we and other institutions must comply with upon the issuance of credit cards and increasing or decreasing of the credit limits of our clients, as well as established additional information that must be included in credit card monthly bills.

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

On December 15, 2022, the CMN issued Resolution No. 5,057, which was published in order to consolidate applicable rules about portability of credit transactions. This rule does not materially change the currently applicable sparse norms and aims to update the terms, concepts and language, remove ambiguities, duplicity commands and transitory procedures, as well as provide more clarity. Resolution No. 5,057 came into effect on March 1, 2023.

Regulation on Payment Agents and Payment Arrangements

A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, despite being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

The CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts.

On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. On September 26, 2022, the Central Bank issued Resolution No. 246, which establishes limits to the interchange fee and settlement period for debit and pre-paid cards, after receiving comments from the market as a result of Public Consultation No. 89, launched on October 8, 2021. Previously, prepaid card issuers were not subject to any interchange fee, while debit card issuers, such as us, were subject to an interchange fee at a maximum rate of 0.5%. The new rule maintains the maximum interchange rate of 0.5% applicable to debit card issuers and introduces a maximum interchange rate of 0.7% applicable to prepaid card issuers. Resolution No. 246 came into effect on April 1, 2023.

On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 amended by Resolution No. 5,045 of November 25, 2022, and Circular No. 3,952, which came into effect on June 7, 2021, and impose regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.

On November 25, 2022, BCB Resolution No. 264 was published, which entered into force on December 1, 2022, and revoked Circular No. 3,952. Amongst the new rules enacted by Resolution No. 264, we highlight: (i) the possibility of constituting a financial reserve by the acquirer to settle the merchant's obligations; (ii) the possibility of contracting a credit assignment promise for all merchant receivables to the acquirer, which improves the credit environment in this segment; (iii) provision for the application of penalties by acquirers, including contractual suspension, for sub-acquirers who fail to comply with the provisions of the resolution; and (iv) establish that the fees charged by bookkeeping entities must have an economic basis that justifies differences in the values of the services provided.

These new rules will make the payment ecosystem more equitable, secure and competitive.

In March, 2021, the Central Bank revoked Circular No. 3,885 and published the Resolution No. 80, regarding corporate, compliance and governance aspects of payment institutions, as well as parameters for submitting requests for operating authorization. Also in March 2021, the Resolution No. 81 was published to describe the process of requesting approval from the Central Bank by payments institutions.

On May 19, 2021, the Central Bank issued Resolution No. 96, which changed and consolidated rules regarding the opening of payment accounts, including both post-payment (credit card) and prepaid accounts, as well as made the onboarding criteria compatible with the rules applicable to the opening of current accounts. The main changes introduced by Resolution No. 96 include: (i) removal of the list of minimum registration data necessary to open prepaid and postpaid accounts, being the institution’s obligation to define the information required, depending on the customer’s profile; (ii) adding new procedures to close such accounts; (iii) changes on the information that must be disclosed in credit card invoices, such as the overall balance of future obligations contracted; (iv) the definition of the account opening agreement’s minimum provisions; and (v) the obligatory referral or availability of the credit card and its respective invoice to the users, according to the form and way chosen by the user and available to the institution.

In October, 2021, the Central Bank published the resolution No. 150 in order to consolidate the rules about payment arrangements. This resolution redefined the criteria applicable for payments arrangements that are part of the Brazilian Payment System, so that only payment arrangements with values of more than R$20 billion of total transaction value and R$100 million in transactions, in a consolidated and accumulated form in the last 12 months, are subject to authorization, regulation and supervision by the Central Bank. This same resolution changed the interoperability rules between open and closed payments arrangements, defining that closed payments arrangements must become participants in open payments arrangements, whenever the payment services provided by closed loop arrangement fall under one or more of the participation modes foreseen in the open payment arrangement. Additionally, all participants involved in the financial flow of payment transactions carried out in the context of arrangements that are members of the SPB, such as open loop ones, should obey the centralized settlement process.

On May 24, 2021, the Central Bank, aiming to promote innovation in the means of payment market, announced that it has been discussing the Central Bank Digital Currencies, or CBDCs, internally and with other central banks internationally. According to the Central Bank, the objective is to develop CBDCs that: (i) keep up with the Brazilian technological development dynamics; (ii) increase the efficiency of retail payment systems; (iii) contribute to the emergence of new business models and innovations based on the technological developments; and (iv) foster Brazilian participation on regional and global markets, increasing the efficiency of cross-border transactions.

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

Limitation to the fees and interest rates on overdraft-secured checks

On November 27, 2019, the CMN issued Resolution No. 4,765, providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI).

Resolution No. 4,765/19 also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. In addition, Resolution No. 4,765/19 establishes that the overdraft-secured check must be compatible with the customer’s risk profile.

Bank Secrecy

Brazilian financial institutions must maintain the secrecy of banking operations and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

•	the disclosure of information with the express consent of the interested parties;
•	the exchange of information between financial institutions for record purposes;
•	the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
•	the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;
•	the disclosure of some information established by law to tax authorities; and
•	the disclosure of information in compliance with a judicial order.

Complementary Law No. 105/01 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax, or the 2007 Agreement. Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Data Protection Law

The Brazilian Data Protection Law No. 13,709/2018 (“Lei Geral de Proteção de Dados”), or LGPD, came into effect in September 2020 (except for administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brings about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The LGPD will apply irrespective of industry or business when dealing with personal data.

Before the LGPD, Brazil lacked regulations specific to data privacy and a data protection authority. Despite this, privacy has been generally protected through the Brazilian Federal Constitution, the Civil Code (Law No. 10,406/2002), the Consumer Protection Code (Law No. 8,078/1990) and the Civil Rights Framework for the Internet (Law No. 12,965/2014 and the Decree 8,771/2016).

The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and / or on the internet.

Further, Law No. 13,853/19 amended the LGPD to create and establish the attributions of the National Authority of Data Protection (Autoridade Nacional de Protecão de Dados), or ANPD. The ANPD, among others, has the following attributions: (i) to guarantee the protection of personal data, in accordance with the law; (ii) deliberate, at the administrative level, definitively, on the interpretation of the LGPD; (iii) supervise compliance and assess penalties in the case of data processing performed in violation of the LGPD; (iv) implementing simplified mechanisms to register complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities of the criminal offenses that they become aware of. The authority of ANPD prevails over any other authority with regard to the protection of personal data.

In the event of non-compliance with the LGPD, some administrative penalties could be imposed, including (depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4, of February 24, 2023) (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of gross sales of the entity, group or conglomerate of companies in Brazil; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.

Additionally, other authorities in Brazil can still apply the LGPD through administrative procedures or lawsuits. For example, the Department of Consumer Protection and Defense (Procon) or the Prosecution Office responsible for consumer rights and individuals and non-governmental or private associations could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals.

Cybersecurity

We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No. 85/2021, which require financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection and SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers.

Relevant service data location and processing may occur inside or outside of Brazil, but in case of data location and processing abroad, the relevant contract may not create hurdles for the performance of supervision activities by the Central Bank and the financial institution must have in place a contingence plan in case of termination or impossibility of provision of the services. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).

Regulation of Independent Auditors

In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC (or, in the case of publicly-held companies, by entities indicated by the CVM); and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such financial institution for the following three consecutive fiscal years.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation:

•	an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies;
•	a legal and regulatory provisions non-compliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; and
•	other reports required by the Central Bank and CVM.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available for consultation by the Central Bank for at least five years.

Independent auditors and the audit committee, individually or jointly, must formally notify the Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

•	non-compliance with legal rules and regulations that place the continuity of the audited entity at risk;
•	frauds of any amount perpetrated by the management of the institution;
•	material frauds perpetrated by the institution’s employees or third parties; and
•	errors that result in major incorrectness in the financial statements of the audited entity.

The executive office of the financial institution must inform the independent auditor and the audit committee, if any of the above situations occur. Moreover, such situations must also be reported by the audit committee to the board of directors.

CVM regulations provide that the independent auditor must notify the CVM, in writing, of certain material irregularities (which encompasses existence or evidence of error or fraud) within twenty days as of the date such irregularity is identified.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by IASB. For further information, see “Presentation of Financial and Other Information—About our Financial Information.” Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. For further information on fees and services of the principal auditors, see “Item 16C. Principal Accountant Fees and Services”.

CMN regulation also requires financial institutions and certain other authorized entities to create a corporate body designated as the “audit committee”, if such entities are registered as publicly held companies; considered leaders of a regulatory conglomerate in the S1, S2 or S3 categories or considered S1, S2 or S3 companies. To obtain more information concerning our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee”.

Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets

Law No. 13,506, dated November 13, 2017, as supplemented by BCB Resolution No. 131/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the SPB and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million, respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv)  the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

Leasing Regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (the client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period.

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

On November 25, 2021 and December 16, 2021, respectively, the CMN issued Resolution No. 4,966 and Resolution No. 4,975, which establish new accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedge accounting relationships, and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The new rules align the accounting criteria applicable to financial instruments and leasing agreements held by financial institutions and other entities authorized to operate by the Central Bank with the best international practices, specifically with the “IFRS 9 – Financial Instruments” and “IFRS 16 – Leases” standards, issued by the International Accounting Standards Board (IASB). The new rules will enter into effect on January 1, 2025, so as to ensure a transition period for institutions affected by the changes.

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

On July 29, 2021, the Central Bank published CMN Resolution No. 4.935, which came into force on February 1st, 2022 and brings important changes in the regulations applicable to correspondents, including the creation of specific rules for correspondents that act through an electronic platform; the inclusion of the activity of opening a payment account in the list of services that can be performed by correspondents; the requirement that the certification of correspondents address the LGPD; the requirement that banks create an institutional policy for operating and hiring their correspondents; and the prerogative of the Central Bank to condition the hiring of new correspondents to the correction of deficiencies identified in the institutional policy of the banks.

Establishment of a Succession Policy

Brazilian financial institutions and other institutions authorized to operate by the Central Bank are required to implement and maintain internal policies for the succession of its management, which shall cover recruiting, promotion, election, and retention processes, based on the institution’s rules that regulate the identification, evaluation, and training of senior management positions.

Recent Developments on Prudential Regulation Referring to Credit, Market and Operational Risk

On March 16, 2022, the Central Bank published Resolution No. 229, which comes into effect by July 2023. Aligned with Basel III framework, this new rule implements the minimum standard of the BCBS for calculating the capital requirement related to credit risk according to standardized approach (RWACPAD). This new regulation will replace Central Bank Circular No. 3,644, of March 4, 2013, pursuant to “Basel III” requirements.

The regulation increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The regulation is addressed to financial institutions classified in Segments 1 (S1) to Segment 4 (S4), which currently opt for the standardized approach for credit risk.

On December 11, 2020, the Central Bank also launched Public Consultation No. 81/2020, which ended on February 9, 2021, on a proposal for a rule contemplating the first phase - of a total of four planned phases - of the process of reviewing the prudential standard for determining the capital requirement related to the trading book, as provided for in Basel III. Public Consultation No. 81/2020 resulted in the issuance of CMN Resolution No. 4,926, of June 24, 2021. This first phase contains the requirements related to the boundaries between trading book and the banking book and also risk management process, including improvements in governance and the identification of financial instruments classified in the trading portfolio.

The proposed changes relate to the local adoption of the new regulatory framework for market risk, also known as the Fundamental Review of the Trading Book (FRTB), part of the Basel III set of measures. The new set of regulations apply to institutions classified in Segments S1 (such as us) to S4, according to Resolution No. 4,553, of January 30, 2017.

Further, on September 29, 2022, the Central Bank issued Resolution No. 5,038, which amended Resolution No. 4,958 of October 21, 2021, to create a new portion of risk-weighted assets (RWA), called RWADRC, which is needed in order to address the second phase of BCBS’ market risk framework, specifically for calculating the capital required for exposures to default risk of financial instruments classified in the trading book.

Finally, the Central Bank has recently launched Public Consultation No. 92/2022, about internal models for credit risk (IRB), as well as Public Consultation No. 94/2022 and Public Consultation No. 95/2023, both regarding a new capital methodology for the calculation of operational risk. Public Consultation No. 92/2022 was finalized on October 9, 2022 and Public Consultations No. 94/2022 and 95/2023 are still active, with final rules being related to all said consultations still pending issuance.

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

We provide several capital markets services and, in particular, we perform activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities.

The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Compensation of Directors and Officers of Financial Institutions

According to rules of the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Group, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the Malus even in these cases.

Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

For further information, see “Item 6B. Compensation''.

Taxation of Closed Investment Funds

Provisional Measure No. 806 issued on October 30, 2017, intended to extinguish the tax deferral regime applicable to closely held investment funds and subject them to taxation, was not converted into law. As a consequence, it was repealed.

Currently, the Brazilian Congress is discussing a broad tax reform which may include changes to the taxation of investment funds such as the extinction of the tax deferral regime applicable to certain types of funds, among other provisions. There is no clarity as to when or whether such reform may ultimately be enacted.

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

Tax	Rate	Tax calculation basis
IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
CSLL	25.0% (banking institutions) and 20.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies) until December 31, 2021.	Net income with adjustments (exclusions, additions, and deductions)
From January 2022 until the 31st of July 2022, the applicable CSLL rate was 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).
From the 1st of August 2022 until the 31st of December 2022, the applicable CSLL rate was 21.0% (banking institutions) and 16.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).
From January 2023 onwards, the applicable CSLL rate is, again, 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).
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

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, and social contribution on profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

Provisional Measure No. 1,115 increased the CSLL (i) for banking institutions from 20.0% to 21.0%; (ii) for other institutions authorized to operate by the Central Bank and for insurance and capitalization companies from 15.0% to 16.0% from the 1st of August, 2022 to December 31, 2022. The above modifications were approved by Congress on September 2, 2022 (Law No. 14,446).

However, after the 31st of December, 2022, the increased rate is no longer applicable, Therefore, as of January 2023, CSLL is levied on our taxable income at a 20.0% rate, for banks. The CSLL rate applicable to other financial institutions is generally 15%, while non-financial legal entities are usually subject to this tax at a 9.0% rate.

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

A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service or ISS. Among these modifications, the new law introduced a minimum tax rate of 2%.

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

Tax on Financial Transactions

The tax on financial transactions is levied at specific rates according to the transaction in question and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

For example, on September 16, 2021, Decree No. 10,797 increased the IOF/Credit daily rates from 0.0082% (individual) or 0.0041% (legal entities) to 0.01118% (individual) or 0.00559% (legal entities) between September 20, 2021, and December 31, 2021. The flat 0.38% rate and the limit of 365 days were not changed (see table below for more details).

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
Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction). As of January 1st, 2023, rates will reduced as per established in Decree No. 10,997/2022.
Maximum rate: 25%
Insurance transactions	IOF/Insurance: zero to 7.38%
Maximum rate: 25%
Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Between September 20, 2021, and December 31, 2021: 0.01118% (individual) or 0.00559% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate.
Maximum rate: 1.5% per day
Securities	IOF/Securities: zero to 1.5% as a general rule
Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities – Derivatives: zero
Maximum rate: 25%

As a result of Brazil committing to eliminate the IOF on foreign exchange transactions, Decree No. 10.997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the rate of IOF on foreign exchange transactions is reduced to 0% by 2029. The applicable rates follow the table below:

IOF/FX	2022	02/01/2023	02/01/2024	02/01/2025	02/01/2026	02/01/2027	02/01/2028	02/01/2029
General rate	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	-
Credit and debit card transactions, money withdrawal abroad and travel cheques	6.38%	5.38%	4.38%	3.38%	2.38%	1.38%	-	-
Acquisition of foreign currency	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	-	-
Cross-border transfer of funds to bank accounts held by resident persons	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	-	-
Inbound loans with an average term not exceeding 180 days	-	-	-	-	-	-	-	-

U.S. Foreign Account Tax Compliance Act (FATCA)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions or FFIs.

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

The U.S collaborated with other governments to develop Intergovernmental Agreements, or IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.

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

The governments of Brazil and the U.S entered a Model 1 IGA on September 23, 2014, which came into effect in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree No. 8,506 (IGA-BR).

Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on account holders to the Brazilian tax authorities, which will share this information with the IRS.

Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the Common Reporting Standard, or CRS, in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, or BEPS Project, coordinated by the Organization for Economic Co-operation and Development, or OECD. In connection therewith, an ancillary obligation called “e-Financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.

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

In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service, or RFB, which in its turn is also expected to exchange such information with other countries’ tax authorities.

Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “foreign pass through payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). Even if withholding pursuant to clause (ii) would be required  pursuant to FATCA or the IGA-BR with respect to such payments, such withholding would not apply prior to the date that is two years after the date on which final Treasury Regulations defining foreign pass through payments are published. If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

Selected Statistical Information

The following information is included for analytical purposes and should be read together with our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects”.

The data included or referenced in this section are presented in accordance with IFRS as issued by the IASB, unless otherwise indicated.

Average Balance Sheet and Interest Rate Data

The following tables present the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.

For the 2022, 2021 and 2020 average balances, we used the monthly balances prepared in accordance with IFRS as issued by the IASB.

The majority of our business is comprised of operations with individuals and corporate entities without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below:

Assets	2022			2021			2020 (2)
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-earning assets (1)	1,962,991	224,446	11.4%	1,794,797	145,931	8.1%	1,671,121	120,922	7.2%
Interest-bearing deposits in other banks	58,249	3,145	5.4%	62,697	1,203	1.9%	52,958	1,102	2.1%
Securities purchased under agreements to resell	197,203	25,467	12.9%	195,340	9,812	5.0%	274,811	9,832	3.6%
Central Bank compulsory deposits	109,215	10,228	9.4%	86,641	3,613	4.2%	75,259	2,242	3.0%
Financial Assets	666,937	67,650	10.1%	627,242	38,691	6.2%	537,764	28,271	5.3%
Financial assets at fair value through profit or loss	376,268	34,173	9.1%	378,731	16,678	4.4%	308,867	6,553	2.1%
Financial assets at fair value through other comprehensive income	100,738	21,313	21.2%	107,825	17,193	15.9%	94,763	18,089	19.1%
Financial assets at amortized cost	189,931	12,164	6.4%	140,686	4,820	3.4%	134,134	3,629	2.7%
Other Financial Assets	104,276	1,112	1.1%	94,926	(177)	(0.2)%	96,403	(28)	0.0%
Loans and leases	827,111	116,844	14.1%	727,951	92,789	12.7%	633,926	79,503	12.5%
Non-interest-earning assets	207,003			220,500			225,959
Cash and due from banks	38,568			41,078			42,186
Central Bank compulsory deposits	1,017			9,516			11,469
Derivatives	72,717			74,387			71,241
Non-accrual loans	30,837			25,293			23,317
Provisions for Expected Loss	(49,282)			(46,812)			(45,641)
Premises and equipment, net	7,191			6,873			6,869
Investments in unconsolidated companies	6,853			9,845			15,335
Goodwill	1,699			1,724			3,928
Intangible assets, net	20,127			17,256			15,310
Tax assets	58,913			63,018			65,419
Assets held for sale	372			358			494
Other assets	17,991			17,964			16,032
Total	2,169,994			2,015,297			1,897,080
1)	For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".
2)	Effect of reclassifications in the methodology of 2020 in the calculation of the average balances for purposes of comparability with the 2021 and 2022 average balance.

Liabilities	2022			2021			2020(1)
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-bearing liabilities	1,704,516	138,515	8.1%	1,557,003	69,305	4.5%	1,487,958	73,558	4.9%
Interest-bearing deposits	690,272	52,358	7.6%	667,407	20,492	3.1%	570,047	17,478	3.1%
Savings deposits	183,203	12,584	6.9%	184,469	6,161	3.3%	161,226	5,245	3.3%
Deposits from banks and time deposits	507,069	39,774	7.8%	482,938	14,331	3.0%	408,821	12,233	3.0%
Securities sold under repurchase agreements	261,482	28,399	10.9%	249,691	8,635	3.5%	287,212	10,690	3.7%
Interbank market debt and Institutional market debt	379,593	35,635	9.4%	299,712	34,794	11.6%	307,601	37,278	12.1%
Interbank market debt	250,247	22,878	9.1%	161,931	24,929	15.4%	174,466	28,878	16.6%
Institutional market debt	129,346	12,757	9.9%	137,781	9,865	7.2%	133,135	8,400	6.3%
Reserves for insurance and private pension and Liabilities for capitalization plans	226,727	21,981	9.7%	221,084	5,346	2.4%	220,274	8,121	3.7%
Other interest-bearing liabilities	146,442	142	0.1%	119,109	38	-	102,824	(9)	-
Non-interest bearing liabilities	296,124			300,039			261,483
Non-interest bearing deposits	140,055			145,306			111,921
Other non-interest-bearing liabilities	156,069			154,733			149,562
Total stockholders’ equity attributed to the owners of the parent company	159,292			146,678			135,087
Non-controlling interests	10,062			11,577			12,552
Total	2,169,994			2,015,297			1,897,080

1)	Effect of reclassifications in the methodology of 2020 in the calculation of the average balances for purposes of comparability with the 2021 and 2022 average balance.

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

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	2022 - 2021			2021 - 2020
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	14,963	63,552	78,515	19,114	5,895	25,009
Interest-bearing deposits in other banks	(79)	2,021	1,942	175	(74)	101
Securities purchased under agreements to resell	94	15,561	15,655	50	(70)	(20)
Central Bank compulsory deposits	602	6,013	6,615	376	995	1,371
Financial Assets	963	27,996	28,959	6,547	3,873	10,420
Financial assets at fair value through profit or loss	(108)	17,603	17,495	1,759	8,366	10,125
Financial assets at fair value through other comprehensive income	(1,037)	5,157	4,120	4,603	(5,499)	(896)
Financial assets at amortized cost	2,108	5,236	7,344	185	1,006	1,191
Other Financial Assets	(19)	1,308	1,289	-	(149)	(149)
Loans and leases	13,402	10,653	24,055	11,966	1,320	13,286

Interest-bearing liabilities	(7,307)	76,517	69,210	(33)	(4,221)	(4,254)
Interest-bearing deposits	709	31,157	31,866	2,971	42	3,013
Saving deposits	(42)	6,465	6,423	773	143	916
Deposits from Banks and Time Deposits	751	24,692	25,443	2,198	(101)	2,097
Securities sold under repurchase agreements	427	19,337	19,764	(1,332)	(723)	(2,055)
Interbank market debt and Institutional market debt	(8,594)	9,435	841	(1,700)	(784)	(2,484)
Interbank market debt	(8,034)	5,983	(2,051)	(2,001)	(1,948)	(3,949)
Institutional market debt	(560)	3,452	2,892	301	1,164	1,465
Reserves for insurance and private pension and Liabilities for capitalization plans	140	16,495	16,635	30	(2,805)	(2,775)
Other Interest-bearing liabilities	11	93	104	(2)	49	47
1)	Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period.
2)	Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-bearing liabilities in the earlier period.
3)	We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms.

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the periods indicated below:

	2022	2021	2020
	(in millions os R$, excect porcentagens)
Total average interest-earning assets	1,962,991	1,794,796	1,671,121
Total average interest-bearning liabilities	1,704,516	1,557,003	1,487,957
Net Interest income (1)	85,931	76,626	47,364
Average yield on average interest-earning assets (2)	11.4%	8.1%	7.2%
Average rate on average interest-bearing liabilities (3)	8.1%	4.5%	4.9%
Net interest spread (4)	3.3%	3.7%	2.3%
Net interest margin (5)	4.4%	4.3%	2.8%
1)	Is the sum of interest and similar income, interest and similar expenses and income of financial assets and liabilities at fair value through profit or loss.
2)	Total interest and similar income and income of financial assets and liabilities at fair value through profit or loss divided by total average interest-earning assets.
3)	Total interest and similar expenses divided by total average interest-bearing liabilities.
4)	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
5)	Net interest interest income divided by total average interest-earning assets.

Assets

Portfolio of Securities and Derivative Financial Instruments

General Information

We present below our portfolio of financial assets at fair value through profit or loss – Securities, Financial Assets at Fair Value Through Other Comprehensive Income, Financial Assets at Amortized Cost and Derivative Financial Instruments as of December 31, 2022, 2021 and 2020.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see “Note 2 - Significant Accounting Policies - d) Summary of main accounting pratices – V. Investments in Associates and Joint Ventures” to our audited consolidated financial statements. Financial assets held for trading and designated at fair value through profit or loss and financial assets at fair value through other comprehensive income are stated at fair value and financial assets at amortized cost - securities are stated at amortized cost. For further information, see “Note 2 – Significant Accounting Policies” to our audited consolidated financial statements.

As of December 31, 2022, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$397,829 million and R$394,675 million, respectively, which represented 222.55% of our consolidated stockholders’ equity as of that date. As of December 31, 2021, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$365,983 million and R$362,449 million, respectively, which represented 220.37% of our consolidated stockholders’ equity as of that date. As of December 31, 2020, we held securities issued by the Brazilian federal government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$417,816 million and R$422,098 million, respectively, which represented 273.16% of our consolidated stockholders’ equity as of that date. As of December 31, 2022, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian federal government. Additionally, securities issued by the Brazilian federal government are accepted as deposits in our operations in the market on B3.

Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss - Securities

Listed below are the assets acquired and accrued which are either available for sale in the short term or are part of a portfolio of financial instruments that are managed as a whole and for which there is a recent history of sales in the short term. For further information see “Note 5 – Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss - Securities” to our audited consolidated financial statements.

Financial Assets at Fair Value Through Profit or Loss	As of December, 31,
	2022	2021	2020
	Fair value	Fair value	Fair value
	(In millions of R$)
Investment funds	32,491	20,139	14,204
Brazilian government securities (1a)	230,352	221,755	285,885
Government securities – abroad (1b)	8,017	5,561	8,210
Argentina	673	930	1,498
Chile	1,647	837	840
Colombia	850	1,059	3,603
United States	610	2,671	2,085
Israel	860	-	-
Mexico	13	19	5
Paraguay	40	10	3
Peru	6	8	5
Switzerland	3,058	-	-
Uruguay	260	27	41
Italy	-	-	130
Corporate securities (1c)	112,679	114,468	77,032
Shares	15,537	19,357	19,047
Rural product note	2,517	6,852	2,349
Bank deposit certificates	360	150	729
Real estate receivables certificates	1,480	1,012	548
Debentures	62,942	65,788	29,937
Eurobonds and other	4,373	5,253	2,383
Financial bills	19,378	10,111	15,783
Promissory and commercial notes	3,900	4,684	5,616
Other	2,192	1,261	640
Total	383,539	361,923	385,331
1)	Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 45,746 (R$ 50,116 at 12/31/2021 and R$ 12,181 at 12/31/2020), b) R$ 317 (R$ 171 at 12/31/2021 and R$ 765 at 12/31/2020) and c) R$ 14,199 (R$ 15,984 at 12/31/2021 and R$ 8,556 at 12/31/2020), totaling R$ 60,262 (R$ 66,271 at 12/31/2021 and R$ 21,502 at 12/31/2020).

We note that Brazilian government securities represented over  60.2% of our portfolio of financial assets at fair value through profit or loss  in 2022. Brazilian government securities classified at fair value through profit or loss represented  10.0% of our total assets in the same period.  For further information see “Item 3D. Risk Factors — Risks Associated with our Business — Credit Risks — Exposure to Brazilian federal government debt could have a material adverse effect on us”.

Assets at Fair Value Through Other Comprehensive Income

Listed below are financial assets that, according to our management’s understanding, may be sold in response to, or before changes in, market conditions and are not classified as financial assets at fair value through profit or loss, loans and receivables or held to maturity. For further information see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our audited consolidated financial statements.

	As of December 31,
Financial Assets at Fair Value Through	2022	2021	2020
Other Comprehensive Income	Fair value	Fair value	Fair value

	(In millions of R$)
Brazilian government securities (1a)	70,983	69,642	67,949
Other	-	-	-
Government securities – abroad (1b)	37,910	30,194	34,402
Argentina	2,780	405	-
Colombia	1,482	1,847	3,986
Chile	18,229	19,734	21,651
United States	9,055	4,518	3,750
Mexico	757	1,022	1,181
Paraguay	3,364	1,459	2,947
Switzerland	1,345	-	-
Uruguay	898	1,209	887
Corporate securities (1c)	12,159	5,786	7,591
Shares	4,885	743	1,382
Rural product note	390	-	-
Bank deposit certificates	714	131	307
Debentures	1,183	351	889
Eurobonds and others	4,279	4,498	5,013
Financial bills	13	6	-
Other	695	57	-
Total	121,052	105,622	109,942
1)	The fair value of Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$50,918 (R$43,560 at 12/31/2021 and R$35,203 at 12/31/2020), b) R$6,662 (R$2,385 at 12/31/2021 and R$2,398 at 12/31/2020) and c) R$720 (R$778 at 12/31/2021 and R$518 at 12/31/2020), totaling R$58,300 (R$46,723 at 12/31/2021 and R$38,119 at 12/31/2020).

Brazilian government securities and corporate securities represented  58.6% and 10.0%, respectively, of our portfolio of assets at fair value through other comprehensive income in 2022. Brazilian government securities and corporate securities classified as assets at fair value through other comprehensive income, which are used as a hedge for our subordinated debt portfolio, represented 3.1% and 0.5%, respectively, of our total assets in the same period.

Financial Assets at Amortized Cost

Listed below are non-derivative financial assets that we have the intention and financial ability to held to maturity. For further information see “Note 9 – Financial assets at amortized cost – Securities” to our audited financial statements.

	As of December 31,
Financial Assets at Amortized Cost	2022	2021	2020
	Fair Value	Fair Value	Fair Value
	(In millions of R$)
Brazilian government securities (1a)	91,780	68,008	64,524
Government securities – abroad	39,232	24,881	19,081
Colombia	819	924	500
Chile	4,805	828	704
Korea	10,363	5,604	3,947
Spain	9,922	6,131	4,844
Mexico	13,240	11,372	9,036
Paraguay	59	-	-
Uruguay	24	22	50
Corporate securities (1b)	86,265	52,909	43,134
Rural product note	25,989	5,892	3,474
Bank deposit certificates	98	109	30
Securitized real estate loans	5,734	3,987	4,794
Debentures	45,950	37,520	31,897
Eurobonds and others	118	455	208
Financial bills	113	51	-
Promissory and commercial notes	7,350	4,217	2,013
Other	913	678	718
Total	217,277	145,798	126,739
1)	Financial Assets at Amortized Cost - Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 23,639 (R$ 12,570 at 12/31/2021 and R$ 13,786 at 12/31/2020); and b) R$ 12,718 (R$ 11,358 at 12/31/2021 and R$ 14,364 at 12/31/2020), totaling R$ 36,357 (R$ 23,928 at 12/31/2021 and R$ 28,150 at 12/31/2020).

We note that Brazilian government securities represented over 42.2% of our portfolio of financial assets at amortized cost in 2022. Brazilian government securities classified at amortized cost represented 4.0% of our total assets in the same period.

Derivatives

Derivatives are classified on the date of their acquisition in accordance with our management’s intention to use them as a hedging instrument, as determined by Brazilian regulations. For further information see Note 6 – “Derivatives” of our audited financial statements. Our derivatives portfolio (assets and liabilities) is comprised of futures, forward, swaps, options and credit derivatives, as stated in the table below:

Derivative Financial Instruments	For The Year Ended December 31 ,
	2022	% of total	2021	% of total	2020	% of total
	(In millions of R$, except percentages)
Assets
Options agreements	23,671	30.3	21,252	30.8	20,418	26.7
Forwards	601	0.8	3,111	4.5	2,085	2.7
Swaps – adjustment receivable	46,902	59.9	38,014	55.0	46,019	60.2
Credit derivatives	492	0.6	242	0.4	156	0.2
NDF - Non Deliverable Foward	6,140	7.9	5,943	8.6	7,596	9.9
Others - derivative financial instruments	402	0.5	483	0.7	230	0.3
Total derivative financial instruments assets	78,208	100.0	69,045	100.0	76,504	100.0
Derivative financial instruments as percentage of total assets		3.4%		3.3%		3.8%
Liabilities
Options agreements	(29,882)	38.9	(22,547)	35.7	(20,262)	25.5
Forwards	(65)	0.1	(762)	1.2	(905)	1.1
Swaps – adjustment payable	(39,068)	50.8	(34,646)	54.9	(51,789)	65.1
Credit derivatives	(604)	0.8	(198)	0.3	(76)	0.1
NDF - Non Deliverable Foward	(6,626)	8.6	(4,896)	7.7	(6,426)	8.1
Others - derivative financial instruments	(616)	0.8	(155)	0.2	(47)	0.1
Total derivative financial instruments liabilities	(76,861)	100.0	(63,204)	100.0	(79,505)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder's equity		3.3%		3.1%		3.9%

Distribution of our financial assets by maturity	December 31, 2022
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)
	(In millions of R$, except percentages)
At Fair Value Through Profit or Loss	37,223		108,499		169,113		47,916		20,788		383,539
Investment funds (1)	21,686	-	3,936	-	6,328	-	522	-	19	-	32,491	-
Brazilian government securities	-		88,195	1.3	107,585	4.1	22,347	-	12,225	5.5	230,352	2.7
Government securities - abroad	-		6,634		1,045		275		63		8,017
Argentina	-	-	582	4.1	60	0.7	27	67.5	4	0.3	673	6.4
United States	-	-	480	-	130	-	-	-	-	-	610	-
Mexico	-	-	-	-	2	6.0	8	8.3	3	7.5	13	7.8
Chile	-	-	1,399	0.2	135	-	107	0.1	6	1.0	1,647	0.1
Paraguay	-	-	23	0.6	16	0.9	-	-	1	3.7	40	0.8
Uruguay	-	-	227	0.9	26	2.1	7	5.1	-	8.0	260	1.2
Colombia	-	-	5	4.2	672	1.5	124	0.8	49	1.3	850	1.4
Peru	-	-	-	-	4	0.6	2	-	-	-	6	0.4
Switzerland	-	-	3,058	-	-	-	-	-	-	-	3,058	-
Israel	-	-	860	1.4	-	-	-	-	-	-	860	1.4
Corporate securities	15,537		9,734		54,155		24,772		8,481		112,679
Shares	15,537	-	-	-	-	-	-	-	-	-	15,537	-
Real estate receivables certificates	-	-	4	3.7	648	0.7	626	0.4	202	1.2	1,480	0.6
Bank deposit certificates	-	-	291	3.2	69	2.2	-	-	-	-	360	3.0
Debentures	-	0.4	3,641	0.8	31,408	1.6	20,416	4.4	7,477	5.4	62,942	2.9
Eurobonds and other	-	-	58	1.0	3,885	0.4	390	0.7	40	0.4	4,373	0.4
Financial bills	-	-	3,612	2.6	12,617	1.0	2,554	1.6	595	-	19,378	1.4
Promissory and commercial notes	-	-	1,239	5.4	2,547	4.3	114	-	-	-	3,900	4.5
Rural product note	-	-	246	12.5	2,175	3.4	96	8.2	-	-	2,517	4.5
Other	-	-	643	0.7	806	0.5	576	0.7	167	2.4	2,192	0.8
Financial assets designated at fair value through profit or loss - Government securities - domestic - Brazilian external debt bonds	-		1,560		-		-		-		1,560
Derivatives	-		38,149		24,834		15,225		-		78,208
At Fair Value Through Other Comprehensive Income	4,885		50,520		47,249		13,543		4,855		121,052
Brazilian government securities		-	20,848	1.2	35,426	7.6	10,783	2.9	3,926	6.8	70,983	5.0
Government securities - abroad			27,682		8,930		1,210		88		37,910
Argentina	-	-	2,546	0.2	234	-	-	-	-	-	2,780	0.1
United States	-	-	3,964	0.5	5,091	0.7	-	-	-	-	9,055	0.6
Mexico	-	-	757	5.6	-	-	-	-	-	-	757	5.6
Chile	-	-	16,563	1.4	989	1.4	677	6.0	-	-	18,229	1.6
Paraguay	-	-	1,864	5.8	1,220	1.8	240	2.3	40	0.5	3,364	4.1
Uruguay	-	-	640	1.3	71	0.8	139	1.8	48	0.2	898	1.3
Colombia	-	-	3	-	1,325	4.3	154	5.5	-	-	1,482	4.4
Switzerland	-	-	1,345	-	-	-	-	-	-	-	1,345	-
Corporate securities	4,885		1,990		2,893		1,550		841		12,159
Shares	4,885	-	-	-	-	-	-	-	-	-	4,885	-
Bank deposit certificates	-	-	708	0.7	6	6.2	-	-	-	-	714	0.8
Debentures	-	-	3	-	654	1.4	485	2.0	41	3.3	1,183	1.7
Eurobonds and others	-	-	1,244	1.4	2,083	1.6	329	0.1	623	3.7	4,279	1.7
Financial bills	-	-	13	-	-	-	-	-	-	-	13	-
Rural product note	-	-	-	-	-	-	390	0.7	-	-	390	-
Other	-	-	22	3.5	150	0.2	346	1.2	177	3.1	695	-
At Amortized Cost	-		61,640		107,906		40,627		7,104		217,277
Brazilian government securities			18,888	1.3	51,798	7.0	15,170	8.8	5,924	14.0	91,780	6.6
Government securities - abroad	-		24,765		14,388		59		20		39,232
Colombia	-	-	814	4.0	5	-	-	-	-	-	819	4.0
Chile	-	-	20	4.2	4,785	-	-	-	-	-	4,805	0.1
Korea	-	-	3,606	1.6	6,757	1.0	-	-	-	-	10,363	1.2
Spain	-	-	7,505	1.0	2,417	0.9	-	-	-	-	9,922	1.0
Mexico	-	-	12,816	8.1	424	1.8	-	-	-	-	13,240	7.9
Paraguay	-	-	-	-	-	-	59	0.3	-	-	59	0.3
Uruguay	-	-	4	-	-	-	-	-	20	-	24	-
Corporate securities	-		17,987		41,720		25,398		1,160		86,265
Rural product note	-	-	11,672	18.4	10,925	16.9	3,392	8.4	-	-	25,989	16.5
Bank deposit certificates	-	-	91	2.0	7	8.0	-	-	-	-	98	2.4
Real estate receivables certificates	-	-	1	0.4	3,673	1.3	1,553	0.9	507	0.1	5,734	1.1
Debentures	-	-	3,105	7.8	23,322	1.1	18,870	2.8	653	2.5	45,950	2.3
Eurobonds and other	-	-	-	-	104	0.7	14	-	-	-	118	0.6
Financial bills	-	-	-	-	113	-	-	-	-	-	113	-
Promissory and commercial notes	-	-	2,948	8.5	2,852	9.3	1,550	2.5	-	-	7,350	7.5
Other	-	-	170	-	724	-	19	-	-	-	913	-
1)	Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield

Distribution of our financial assets by currency	Securities			Derivatives
	Amortized Cost	Fair Value Through Profit or Loss	Fair Value Through other Comprehensive Income	Fair Value Through Profit or Loss	Total
	(In millions of R$)
December 31, 2022	217,277	385,099	121,052	78,208	801,636
Denominated in Brazilian currency	176,671	359,702	46,725	7,870	590,968
Denominated in Brazilian currency and indexed by foreign currency (1)	13,240	4,337	1,743	3,192	22,512
Denominated in foreign currency (1)	27,366	21,060	72,584	67,146	188,156
December 31, 2021	145,798	364,967	105,622	69,045	685,432
Denominated in Brazilian currency	112,553	338,358	42,485	9,711	503,107
Denominated in Brazilian currency and indexed by foreign currency (1)	11,377	4,981	2,163	6,905	25,426
Denominated in foreign currency (1)	21,868	21,628	60,974	52,429	156,899
December 31, 2020	126,739	389,071	109,942	76,504	702,256
Denominated in Brazilian currency	100,083	360,885	46,704	9,794	517,466
Denominated in Brazilian currency and indexed by foreign currency (1)	-	4,833	2,298	8,436	15,567
Denominated in foreign currency (1)	26,656	23,353	60,940	58,274	169,223
1)	Predominantly U.S. dollars.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments as of December 31, 2022 in reais and in foreign currency, including the instruments denominated in foreign currencies. For more information on the notional amount of derivative financial instruments see “Note 6 – Derivatives” to our audited consolidated financial statements.

Derivative financial instruments (notional amounts)	For The Year Ended December 31, 2022 ,
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts
Buy (Sale) commitments, net	15,578	(15,578)	-
Forward contracts
Buy (Sale) commitments, net	2,372	57	2,429
Future contracts
Buy (Sale) commitments, net	(184,277)	1,444	(182,833)
Option contracts
Buy (Sale) commitments, net	17,470	2,815	20,285
Others
Buy (Sale) commitments, net	20,086	(94)	19,992

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

			December 31,
Required reserve deposits	Regulation (1)	Yield	2022	2021	2020
Demand Deposits (4)
Compulsory	Resolution No. 189	Zero	21%	21%	21%
Rural (2)	Resolution No. 4903	Zero	25%	30%	30%
Microcredit (2)	Resolution No. 4861 / 4854	Zero	2%	2%	2%
Savings Accounts (3)
Compulsory	Resolution No. 188	TR + 6.17% p.a.	20%	20%	20%
Real estate financing (2)	Resolution No. 4,676	80% (TR + 6.17% p.a.)	65%	65%	65%
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Resolution No. 145	SELIC	20%	20%	17%
1)	Most recent regulation on the matter.
2)	This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.
3)	Remuneration on funds in savings deposits: For deposits made until March 5, 2012, inclusive: TR + 6.17% per annum. For deposits made after March 5, 2012: (a) If the target of the Selic rate is higher than 8.5% per annum: TR + 6.17% per annum; (b) If the target of the Selic rate is lower than 8.5% per annum: TR + 70% of the target of the Selic rate per annum.
4)	Don't include voluntary deposit balances in the amount of R$2,400 as of December 31, 2022 (R$5,800 as of December 31, 2021).

As of December 31, 2022, we recorded R$113,348 million in compulsory deposit in cash compared to R$104,592 million as of December 31, 2021 and R$102,600 in interested-bearing deposits as of December 31, 2022, compared to R$92,580 million as of December 31, 2021.

Required reserve deposits	2022		2021		2020
	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
			(In millions of R$, except percentages)
Non-interest bearing deposits (1)	10,748	9.5	12,012	11.5	6,926	7.7
Interest-bearing deposits (2)	102,600	90.5	92,580	88.5	83,133	92.3
Total	113,348	100.0	104,592	100.0	90,059	100.0
1)	Mainly related to demand deposits.
2)	Mainly related to time and savings deposits.

Loan and Lease Operations

Most of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 49.6% of our credit portfolio consists of transactions with fixed interest rates and 50.4% of our credit portfolio consists of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans abroad represented 30.0%, 31.6% and 34.4% of our loan portfolio as of December 31, 2022, 2021 and 2020, respectively. For further information, see “Note 32 – Risk and Capital Management - b) Risk Management -  I.IV - Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements.

Loan and Lease Operations by Type

The following table sets forth the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans;
•	The Corporate portfolio consists primarily of loans made to large corporate clients;
•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies; and
•	The Foreign Loans – Latin America portfolio consists of loans granted to individuals and companies by our operations in Argentina, Chile, Colombia, Paraguay and Uruguay.

Loan and Lease Operations, by type (1)	2022		2021		2020
	Loan	Allowance (2)	Loan	Allowance (2)	Loan	Allowance (2)
	(In millions of R$)
Individuals	400,103	30,281	332,536	24,220	255,483	21,130
Corporate	139,268	5,453	135,035	4,807	134,521	7,953
Small and Medium Businesses	164,896	9,590	149,970	7,391	121,955	6,369
Foreign Loans Latin America (3)	205,155	7,000	205,049	7,898	202,145	12,870
Total Loan operations and lease operations portfolio	909,422	52,324	822,590	44,316	714,104	48,322
1)	We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$34,850 million, R$26,630 million and R$22,611 million as of December 31, 2022, 2021 and 2020, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$5,490 million, R$6,108 million and R$5,944 as of December 31, 2022, 2021 and 2020, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations.
2)	Comprises Provision for Expected Loss for Financial Guarantees Pledged R$810 million (R$767 million and R$907 million as of December 31, 2021 and 2020) and Commitments to be Released R$2,874 million (R$4,433 million and R$3,485 million as of December 31, 2021 and 2020).
3)	As of December 31, 2022 other than "Foreign Loans Latin America", 25% of Corporate and 18% of Small and Medium Businesses correspond to cross-border outstanding.

Loan and Lease Operations by Maturity

The following table sets forth the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	2022
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	197,440	118,976	48,671	13,116	378,203
Corporate	78,886	47,670	11,485	109	138,150
Small and Medium Businesses	103,239	56,445	1,275	105	161,064
Foreign Loans Latin America	96,701	56,086	22,121	26,441	201,349
Total (1)	476,266	279,177	83,552	39,771	878,766
1)	Includes R$ 21,895 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2021
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	167,227	99,920	40,705	11,528	319,380
Corporate	75,189	47,409	10,977	260	133,835
Small and Medium Businesses	91,661	54,223	1,385	125	147,394
Foreign Loans Latin America	83,182	65,765	26,364	25,711	201,022
Total (1)	417,259	267,317	79,431	37,624	801,631
1)	Includes R$ 15.752 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2020
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	131,805	79,572	26,838	6,635	244,850
Corporate	76,200	51,695	4,947	299	133,141
Small and Medium Businesses	67,065	52,024	650	145	119,884
Foreign Loans Latin America	79,449	67,432	39,509	11,156	197,546
Total (1)	354,519	250,723	71,944	18,235	695,421
1)	Includes R$ 8,986 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	2022
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	20,066	1,835	-	-	21,901	400,103	(30,281)	369,822
Corporate	1,113	5	-	-	1,118	139,268	(5,453)	133,815
Small and Medium Businesses	3,397	434	-	-	3,831	164,896	(9,590)	155,306
Foreign Loans Latin America	3,673	133	-	-	3,806	205,155	(7,000)	198,155
Total (2)	28,249	2,407	-	-	30,656	909,422	(52,324)	857,098
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$ 12,956 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	2021
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	11,362	1,795	-	-	13,157	332,536	(24,220)	308,316
Corporate	1,186	14	-	-	1,200	135,035	(4,807)	130,228
Small and Medium Businesses	2,150	426	-	-	2,576	149,970	(7,391)	142,579
Foreign Loans Latin America	3,893	134	-	-	4,027	205,049	(7,898)	197,151
Total (2)	18,591	2,369	-	-	20,960	822,590	(44,316)	778,274
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$ 10,879 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	2020
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	8,793	1,840	-	-	10,633	255,483	(21,130)	234,353
Corporate	1,337	43	-	-	1,380	134,521	(7,953)	126,568
Small and Medium Businesses	1,653	418	-	-	2,071	121,955	(6,369)	115,586
Foreign Loans Latin America	4,428	171	-	-	4,599	202,145	(12,870)	189,275
Total (2)	16,211	2,472	-	-	18,683	714,104	(48,322)	665,782
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$13,625 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by Interest Rate

The following table sets forth the classification of our credit portfolio into fixed and variable rates, including non-overdue and overdue installments:

Non-Overdue Installments	2022
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	183,752	153,876	77,224	39,771	454,623
Fixed rates	292,514	125,301	6,328	-	424,143
Total (1)	476,266	279,177	83,552	39,771	878,766
1)	Includes R$21,895 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2021
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	160,971	152,910	72,811	37,624	424,316
Fixed rates	256,288	114,407	6,620	-	377,315
Total (1)	417,259	267,317	79,431	37,624	801,631
1)	Includes R$15,752 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2020
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	152,060	147,098	66,844	18,235	384,237
Fixed rates	202,459	103,625	5,100	-	311,184
Total (1)	354,519	250,723	71,944	18,235	695,421
1)	Includes R$8,986 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	2022
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,038	142	-	-	4,180	458,803
Fixed rates	24,211	2,265	-	-	26,476	450,619
Total (2)	28,249	2,407	-	-	30,656	909,422
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$12,956 millon related to overdue installments of the non-accrual loans.
Overdue Installments (1)	2021
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,304	150	-	-	4,454	428,770
Fixed rates	14,287	2,219	-	-	16,506	393,820
Total (2)	18,591	2,369	-	-	20,960	822,590
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$10,879 millon related to overdue installments of the non-accrual loans.

Overdue Installments (1)	2020
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	5,579	242	-	-	5,821	390,058
Fixed rates	10,632	2,230	-	-	12,862	324,046
Total (2)	16,211	2,472	-	-	18,683	714,104
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$13,625 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by Economic Activity

The following table sets forth the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower as of the periods indicated below.

	For The Year Ended December 31,
	2022		2021		2020
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Industry and commerce	197,351	21.7	190,491	23.1	163,784	22.9
Services	177,180	19.5	173,332	21.1	172,322	24.1
Individuals	497,819	54.7	421,115	51.2	340,433	47.7
Other Sectors	37,072	4.1	37,652	4.6	37,565	5.3
Total	909,422	100.0	822,590	100.0	714,104	100.0

As of December 31, 2022, we did not have any concentration of loan and lease operations exceeding 10% of our total portfolio that we did not disclose in one of the categories of loans and losses above.

Loan and Lease Operations by Concentration

The following table sets forth the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors as of the periods indicated below:

	For the Year Ended December 31,
Concentration	2022		2021		2020
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Largest debtor	5,916	0.7	6,414	0.8	7,243	1.0
10 largest debtors	33,265	3.7	33,694	4.1	37,863	5.3
20 largest debtors	50,714	5.6	49,541	6.0	54,812	7.7
50 largest debtors	85,427	9.4	79,403	9.7	83,438	11.7
100 largest debtors	118,015	13.0	111,116	13.5	112,333	15.7

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

Information on the Quality of Loans and Leases

The table below shows our non-accrual loans together with certain asset quality ratios.

	As of December 31,
	2022	2021	2020
	(In millions of R$, except percentages)
Allowance for loan losses (1)	52,324	44,316	48,322
Total loans and leases operations portfolio	909,422	822,590	714,104
Allowance for loan losses as a percentage of total loans (%)	5.8	5.4	6.8
1)	Comprises Provision for Expected Loss for Financial Guarantees Pledged R$810 million (R$767 million and R$907 million as of December 31, 2021 and 2020) and Commitments to be Released R$2,874 million (R$4,433 million and R$3,485 million as of December 31, 2021 and 2020).

Impairment

The requirements for assessing the impairment of financial assets are based on an expected credit loss model.

The expected credit loss model includes the use of prospective information and classification of financial assets in three stages:

•	Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased without credit recovery issues;
•	Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and
•	Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount.

An asset will migrate from one stage to another as its credit risk increases or decreases. Therefore, a financial asset that began in Stage 1 and migrated to Stages 2 and 3 may return to Stage 1, unless it was originated or purchased with credit recovery issues.

	As of 31 December,
Allowance for Loan and Leases Losses (1)	2022	2021	2020
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	44,316	48,322	37,508
Write-offs	(20,142)	(18,007)	(13,638)
Individuals	(13,876)	(10,309)	(11,764)
Corporate	(822)	(310)	570
Small and Medium Businesses	(3,661)	(2,354)	(1,836)
Foreign Loans Latin America	(1,783)	(5,034)	(608)
Expected Loss with Loan Operations and Lease Operations	28,150	14,001	24,452
Amount Recognized in the Balance Sheet at the end of period	52,324	44,316	48,322
Ratio of Write-offs during the period to average loans outstanding during the period (%)	2.3	2.4	2.1
Ratio of allowance for loan losses to total loans and leases (%)	5.8	5.4	6.8
1)	Receivables are partially written off based on an estimate of recovery on a portfolio. The recovery of receivables partially written off is the recovery on a contract level adjusted by the reduction in the estimate of remaining receivables of the portfolio. As of December 31, 2022 the recovery of loans were R$964 millions.

For the year ended December 31, 2022, we wrote off a total amount of R$20,142 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.8%.

For the year ended December 31, 2021, we wrote off a total amount of R$18,007 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.4%.

For the year ended December 31, 2020, we wrote off a total amount of R$13,638 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 6.8%.

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

	2022			2021			2020
	Allocated allowance(1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans

Individuals	30,281	3.3	44.0	24,220	2.9	40.5	21,130	3.0	35.8
Corporate	5,453	0.6	15.3	4,807	0.6	16.4	7,953	1.1	18.8
Small and Medium Businesses	9,590	1.1	18.1	7,391	0.9	18.2	6,369	0.9	17.1
Foreign Loans Latin America	7,000	0.8	22.6	7,898	1.0	24.9	12,870	1.8	28.3
Total	52,324	5.8	100.0	44,316	5.4	100.0	48,322	6.8	100.0
1)	Comprises Provision for Expected Loan for Financial Guarantees Pledged R$810 million( R$767 million and R$907 million as of December 31,2021 and 2020) and Commitments to be Released R$2,874 million ( R$4,433 million and R$3,485 million as of December 31,2021 and 2020).

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

Our renegotiated loan portfolio decreased to 2.7% of our total loan portfolio as of December 31, 2022, compared to 2.8% as of December 31, 2021. At the end of 2022, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 29.5% compared to 34.9% as of December 31, 2021.

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

The tables below present an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2022, 2021 and 2020:

Renegotiated loan and lease operations	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	385	1,414	12,772	14,571
Corporate	5	2	1,402	1,409
Small and medium businesses	91	1,041	4,630	5,762
Foreign loans - Latin America	27	1,136	1,332	2,495
Total renegotiated loan and lease operations	508	3,593	20,136	24,237

Renegotiated loan and lease operations	December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	424	1,002	9,168	10,594
Corporate	39	66	2,862	2,967
Small and medium businesses	218	910	5,221	6,349
Foreign loans - Latin America	65	1,312	1,540	2,917
Total renegotiated loan and lease operations	746	3,290	18,791	22,827

Renegotiated loan and lease operations	December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	322	750	9,422	10,494
Corporate	82	434	3,342	3,858
Small and medium businesses	149	927	5,306	6,382
Foreign loans - Latin America	104	1,228	2,085	3,417
Total renegotiated loan and lease operations	657	3,339	20,155	24,151

Renegotiated Loans

 The following tables present an additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2022, 2021 and 2020:

Renegotiated loan and lease operations	December 31, 2022
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	6,153	1,502	6,619	297	14,571
Corporate	1,261	5	141	2	1,409
Small and medium businesses	2,027	921	2,603	211	5,762
Foreign loans - Latin America	871	940	460	224	2,495
Total renegotiated loan and lease operations	10,312	3,368	9,823	734	24,237

Renegotiated loan and lease operations	December 31, 2021
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	4,243	1,166	4,925	260	10,594
Corporate	2,668	105	194	-	2,967
Small and medium businesses	2,132	946	3,088	183	6,349
Foreign loans - Latin America	1,029	1,229	512	147	2,917
Total renegotiated loan and lease operations	10,072	3,446	8,719	590	22,827

Renegotiated loan and lease operations	December 31, 2020
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	4,338	794	5,085	278	10,495
Corporate	2,648	516	694	-	3,858
Small and medium businesses	2,467	881	2,839	194	6,381
Foreign loans - Latin America	1,394	1,207	690	126	3,417
Total renegotiated loan and lease operations	10,847	3,398	9,308	598	24,151

	For The Year Ended December 31,
	2022	2021	2020
	(In millions of R$, except percentages)
Renegotiated loans (1,2)	24,237	22,827	24,151
Allowance for loan and lease losses	7,160	7,965	8,122
Allowance for loan and lease losses/renegotiated loans (%)	29.5	34.9	33.6
1)	Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.
2)	Renegotiated Loans Overdue over 30 days.

Type of Loan	December 31, 2022
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	20,821	6,263	30.1	4,961	23.8
Agreements	3,416	897	26.3	529	15.5
Total	24,237	7,160	29.5	5,490	22.6
1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Type of Loan	December 31, 2021
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	17,963	6,441	35.9	5,051	28.1
Agreements	4,864	1,524	31.3	1,057	21.7
Total	22,827	7,965	34.9	6,108	26.8
1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Type of Loan	December 31, 2020
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	18,819	6,312	33.5	5,187	27.6
Agreements	5,332	1,810	33.9	757	14.2
Total	24,151	8,122	33.6	5,944	24.6
1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2022, 2021 and 2020:

	For The Year Ended December, 31
Impaired loans	2022	2021	2020
	(In millions of R$, except percentages)
Balance at the beginning of the period	50,520	60,653	41,982
(+) Loan operations added	53,641	37,938	54,898
(-) Loans removed due to write-off	(20,142)	(18,007)	(13,638)
(-) Loans removed due to total or partial pay-off	(24,851)	(30,064)	(22,589)
Balance at the end of the period	59,168	50,520	60,653

For further information see “Note 10 – Loan Operations and Lease Operations Portfolio” to our audited consolidated financial statements.

Liabilities

Funding

Main Sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2022, 2021 and 2020.

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

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2022, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2023.

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2022, total deposits were R$871,438 million, which represented 54.8% of total funding. As of December 31, 2021, total deposits amounted to R$850,372 million, representing 59.9% of total funding. As of December 31, 2020, total deposits amounted to R$809,010 million, representing 58.8% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2022, 2021 and 2020 accounted for 35.5%, 35.0% and 35.7% of total funding, respectively.

The table below shows the breakdown of our main sources of funds as of December 31, 2022, 2021 and 2020:

Breakdown of the main sources of funds	2022	% of total funding	2021	% of total funding	2020	% of total funding
	(In millions of R$, except percentages)
Deposits	871,438	54.8	850,372	59.8	809,010	58.7
Demand deposits	117,587	7.4	158,116	11.1	134,805	9.8
Savings deposits	179,764	11.3	190,601	13.4	179,470	13.0
Time deposits	564,215	35.5	497,051	34.9	491,234	35.7
Interbank deposits	4,894	0.3	3,776	0.3	3,430	0.2
Other deposits	4,978	0.3	828	0.1	71	-
Securities sold under repurchase agreements	293,440	18.5	252,848	17.8	273,364	19.9
Interbank market funds	294,587	18.6	177,145	12.6	156,035	11.3
Real estate credit bills	28,117	1.8	10,663	0.8	4,205	0.3
Rural credit bills	36,283	2.3	13,701	1.0	14,285	1.0
Financial bills	66,605	4.2	24,059	1.7	43,589	3.2
Guaranteed real estate bills	50,575	3.2	30,998	2.2	11,029	0.8
Import and export financing	101,152	6.4	86,948	6.1	71,470	5.2
On-lending-domestic	11,855	0.7	10,776	0.8	11,457	0.8
Institutional market funds	129,382	8.1	138,636	9.8	138,308	10.1
Subordinated debt	54,540	3.4	75,036	5.3	74,916	5.4
Foreing loans through securities	70,521	4.4	62,843	4.4	62,433	4.5
Funding from structured operations certificates	4,321	0.3	757	0.1	959	0.2
Total	1,588,847	100.0	1,419,001	100.0	1,376,717	100.0

Deposits by maturity

The table below shows the maturity profile of our deposits as of December 31, 2022, 2021 and 2020:

Deposits by maturity	For The Year Ended December 31, 2022
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	122,565	-	-	-	122,565
Demand deposits	117,587	-	-	-	117,587
Other deposits	4,978	-		-	4,978
Interest bearing deposits	237,983	75,395	62,860	372,635	748,873
Savings deposits	179,764	-	-	-	179,764
Time deposits	57,365	74,326	59,962	372,562	564,215
Interbank deposits	854	1,069	2,898	73	4,894
Total	360,548	75,395	62,860	372,635	871,438
Deposits by maturity	For The Year Ended December 31, 2021
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	158,944	-	-	-	158,944
Demand deposits	158,116	-	-	-	158,116
Other deposits	828	-	-	-	828
Interest bearing deposits	243,986	52,259	38,563	356,620	691,428
Savings deposits	190,601	-	-	-	190,601
Time deposits	52,563	50,925	37,229	356,334	497,051
Interbank deposits	822	1,334	1,334	286	3,776
Total	402,930	52,259	38,563	356,620	850,372
Deposits by maturity	For The Year Ended December 31, 2020
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	134,876	-	-	-	134,876
Demand deposits	134,805	-	-	-	134,805
Other deposits	71	-	-	-	71
Interest bearing deposits	235,728	80,456	59,955	297,995	674,134
Savings deposits	179,470	-	-	-	179,470
Time deposits	55,778	78,624	59,082	297,750	491,234
Interbank deposits	480	1,832	873	245	3,430
Total	370,604	80,456	59,955	297,995	809,010

The table below shows our domestic and foreign time deposits uninsured for the years ended December 31, 2022, 2021 and 2020. In Brazil, a private financial institution provides protection for local depositors while for countries abroad, time deposits are insured by different local protection systems and institutions. The table below considers that amounts arising from our operations abroad uninsured. For domestic deposits, uninsured amounts basically represent judicial deposit operations.

	For The Year Ended December 31,
(In millions of R$)	2022			2021			2020
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Maturity within three months	4	45,371	45,375	4	34,992	34,996	-	41,810	41,810
Maturity after three months to six months	-	12,657	12,657	-	6,394	6,394	-	15,150	15,150
Maturity after six months to twelve months	4	15,012	15,016	-	7,458	7,458	4	6,578	6,582
Maturity after twelve months	9	7,432	7,441	12	3,808	3,820	12	6,869	6,881
Total time deposits in Uninsured Accounts	17	80,472	80,489	16	52,652	52,668	16	70,407	70,423

The following table sets forth the mix of the individual and corporate time deposits divided among our retail, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of  December 31, 2022, 2021 and 2020:

	For The Year Ended December 31 ,
	2022	2021	2020
		(%)
Retail	9.2	9.0	7.8
Itaú Personnalité	34.6	33.0	29.4
Middle market	32.1	30.8	30.1
Corporate	23.8	26.9	32.3
Institutional	0.3	0.3	0.4
Total	100.0	100.0	100.0

Other Sources

We also act as a financial agent in borrowing funds from BNDES and FINAME, and lending such funds at a spread determined by the Brazilian government to targeted sectors of the economy. We obtain U.S. dollar-denominated lines of credit from our affiliates, including Itaú Unibanco Holding – Grand Cayman branch, Banco Itaú Chile and Itaú BBA S.A. – Nassau branch to provide trade finance funding for Brazilian companies. For further information on domestic lending and import and export financing see “Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements.

4C. Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and E. Johnston. Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family. See “Item 7A. Major Stockholders” for further information. For further information about our significant subsidiaries as of December 31, 2022, see Exhibit 8.1 to this annual report.

4D. Property, Plant and Equipment

As of December 31, 2022, we owned and leased our principal administrative offices, which include office buildings in seven different addresses, comprising a total area of 346.511 square meters, located primarily in São Paulo, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center.

We lease most of our bank branches at competitive market prices through renewable leases for a minimum term of five years (under similar terms and conditions). Renewals take place periodically, according to the expiration date of each contract. Our contracts expire from the second half of 2023 until the first half of 2048.

As of December 31, 2022, we owned approximately 34% of our branches (including electronic service points, banking sites and parking lots) and leased approximately 66%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results and Financial Review and Prospects

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

Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Forward-Looking Statements” and “Item 3D. Risk Factors.” In this section, we discuss the results of our operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. For a discussion of the results of our operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to “Item 5. – A. Operating Results – Operating and Financial Review and Prospects” in our 2021 Form 20-F filed with the SEC on April 28, 2022.

Overview

Our main accomplishments for the year of 2022 are described below:

•	Our efficiency ratio(1) accumulated in 2022 was 41.2% in the consolidated group and 39.1% in Brazil, both at the lowest level of the historical series.
•	We were able to improve our customer satisfaction (measured through the net promoter score or NPS) in all segments of individuals and companies. Additionally, customer satisfaction posted an average increase of 8 points for products to individuals and 10 points for products to companies.
•	In the digital transformation frontline, the year ended up with 50% of our platform renewed, which represents 70% of the expected efficiency.

(1) Efficiency Ratio Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Financial Highlights as of December 31, 2022:

•	R$2,323.4 billion total assets;
•	R$2,146.1 billion in liabilities and other obligations;
•	R$168.0 billion equity attributable to controlling shareholders;
•	R$1,182.5 billion in customer funding and other funding;
•	R$1,144.7 billion Total Credit Portfolio (loan portfolio with financial guarantees provided and corporate securities);
•	As of December 31, 2022, our Tier 1 Capital Ratio stood at 13.5%.

5A. Operating Results

Our results of operations are affected by, among others, the following factors:

Macroeconomic Context

Global Context

Global economic activity entered into a broad recovery in 2021, amid fiscal and monetary stimulus and reopening after the COVID-19 pandemic. GDP increased 5.3% in the Eurozone, 6.7% in the U.S. and 8.1% in China.

The rise in inflation in several developed economies has led the authorities of these countries to being reversing through the strongly stimulating policies implemented during the COVID-19 pandemic. The military conflict between Russia and Ukraine increased many commodity prices, such as the prices of energy and oil, resulting an additional pressure to inflation. The European Central Bank has increased interest rates from 0.0% in 2020 and -0.5% in 2021 to 2.0% in 2022 and may reach its peak in 2023. The Fed has increased interest rates from 0.09% in 2020 and 0.08% in 2021 to 4.33% in 2022, and the Fed expects rates to rise closer to 5.0% in 2023.

In 2022, GDP growth moderated from strong pace in 2021: Eurozone growth was 3.5% and 2.1% in the U.S. From early March 2022, China struggled with an outbreak of COVID-19 and policymakers tightened their zero-COVID policy by imposing lockdowns across the country. The outbreak of Omicron in China hit economic activity, and GDP growth slowed to 3.0% in 2022.

With higher interest rates, global activity is likely to slow down, but not slip into a recession. Activity is already running at a slower pace at the margin. We expect the global GDP to slow down in 2023, with the U.S growth at 1.3%, the Eurozone at 0.8%. A faster reopening in China has led to a recovery in activity and we expect a higher growth in GDP in 2023, at 5.7%.

Latin America Context

After a strong performance in 2021, activity in the region weakened in 2022. The erosion of real income in an environment of high inflation, a tighter macro policy mix (relative to 2021) and significant political/fiscal uncertainty curbed growth in 2022.

With inflation under pressure, all central banks hiked rates by more than initially indicated, as inflation ended 2022 above the central bank’s respective targets.

The recent weakening of the U.S. dollar has particularly benefited countries in the region that are facing lower domestic risks. The Chilean Peso, or CLP and the Mexican Peso, or MXN have strengthened significantly. We expect stronger currencies in Mexico and Chile (two countries with strong fundamentals and facing less uncertainty over domestic policy direction) relative to our previous scenarios. For Brazil, Colombia and Peru, we left our forecasts unchanged. Still, even in Mexico and Chile, our year-end exchange-rate forecasts imply some weakening from current levels, as the global economy (including China) loses momentum and high inflation in the U.S. may still lead to some U.S. dollar and Fed Fund Rate repricing.

However, exchange rate appreciation is not enough to offset unwelcome developments in inflation and/or inflation expectations, so monetary policy remains constrained.

In 2023, economies in the region are set to grow at a weak pace, in line with a slowing global economy, tight monetary policy and persistent uncertainty over the direction of economic policy.

The table below shows the real GDP growth rates in seven Latin American countries as of and for the year ended December 31, 2022, 2021, 2020, 2019 and 2018, except as otherwise indicated.

Real GDP Growth

For the year ended December 31,
	2022	2021	2020	2019	2018
(%)
Argentina (1)	5.2	10.3	(9.9)	(2.1)	(2.6)
Chile (2)	2.4	11.7	(6.1)	0.7	4.0
Colombia (3)	7.5	11.0	(7.3)	3.2	2.6
Mexico (4)	3.1	4.7	(8.0)	(0.2)	2.2
Paraguay (5)	0.2	4.0	(0.8)	(0.4)	3.2
Peru (6)	2.7	13.6	(11.0)	2.2	4.0
Uruguay (7)	5.4	4.4	(6.1)	0.4	0.5

(1) Source: Instituto Nacional de Estadística y Censos
(2) Source: Banco Central de Chile.
(3) Source: Banco de la República
(4) Source: Instituto Nacional de Estadística y Geografia
(5) Source: Banco Central de Paraguay. GDP
(6) Source: Banco Central de Reserva del Perú
(7) Source: Banco Central del Uruguay

Brazilian Context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. Brazilian GDP decreased 3.3% in 2020, impacted by the coronavirus outbreak, increased 5.0% in 2021 and is expected to increase 2.9% in 2022. For 2023, we expect a slowdown in the Brazilian GDP growth to 1.1%, caused mainly by the impact of high interest rates on aggregate demand.

GDP growth (%)
6%
5%
4%
3%
2%
1%
-1%
-2%
-3%
-4%
-5%
3.0%
0.5%
-3.5%
-3.3%
1.3%
1.8%
1.2%
-3.3%
5.0%
2.9%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

..

Source: IBGE.

The consumer price index IPCA reached 5.8% in the year ended December 31, 2022. Regulated prices (with a 3.8% deflation) stood out last year due to tax cuts implemented in the second half. Inflation in industrial goods slowed to 9.5% (from 11.9% in 2021) due to inventory normalization and accommodation of metallic commodity prices in local currency. On the other hand, food consumed at home and service costs accelerated vs. the previous year – to 13.2% from 8.2% and to 7.6% from 4.8%, respectively. We expect inflation at 6.1% in 2023.

After reaching 2.0% per annum in August 2020, the Central Bank began to increase interest rates in March 2021. The SELIC rate reached 13.75% in August 2022 and has remained at this level. The increase in the SELIC rate placed real interest rates at a restrictive level.

Source: Itaú Unibanco Holding and Central Bank

The consolidated public sector delivered a primary budget surplus of 0.7% of GDP in 2021, marking the first positive result since 2013. In 2022, the primary result increased to 1.3% of GDP. The transition constitutional amendment (Transition PEC) enacted by Congress implies a significant increase in public spending in 2023, implying an outlook of a return to rising public debt. We expect a primary budget deficit of 1.2% of GDP in 2023. Notwithstanding the expected increase in tax burden, public debt will likely rise in the coming years. We expect gross debt to increase from 72.9% of GDP in 2022 to 76.1% in 2023. Structurally, high indebtedness and an uncertain fiscal framework suggest a major risk to Brazil’s fiscal path.

Brazil has implemented a large number of regulatory changes, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies. Please refer to the section “Item 4B. Business Overview — Supervision and Regulation—Basel III Framework—Implementation of Basel III in Brazil” and to the section “Item 4B. Business Overview —Selected Statistical Information—Securities Portfolio—Compulsory Reserve Deposits with the Central Bank” for further details.

Total outstanding loans provided by Brazilian financial institutions increased in year-over-year real terms on December 31, 2022, by 7.9%, after an increase of 5.7% on December 31, 2021. Total new loans increased by 10.4% as of December 31, 2022, when compared to an increase of 10.1% as of December 31, 2021, both on an annualized basis. The rate of non-performing household loans increased by 0.9 p.p. to 3.9% as of December 31, 2022, when compared with the same month in 2021. The rate of non-performing loans to non-financial corporations reached 1.7% on December 31, 2022, above the level observed on December 31, 2021 (1.3%).

The Brazilian real appreciated against the U.S. dollar, with the exchange rate reaching R$5.2171 per US$1.00 as of December 31, 2022, compared to R$5.5799 per US$1.00 as of December 31, 2021.

Source: Itaú Unibanco Holding and Central Bank

The current account ended with a deficit of 2.9% of GDP in 2022. Brazil has maintained its external solvency, with US$325 billion in international reserves as of December 31, 2022.

The table below shows the inflation rate, exchange rate variation and interest rates in Brazil as of and for the years ended December 31, 2022, 2021, 2020, 2019 and 2018, except as otherwise indicated.

For the Year Ended December 31,
	2022	2021	2020	2019	2018
(%)
Inflation rate - IGP-DI (1)	5.0	17.7	23.1	7.7	7.1
Inflation rate - IPCA (2)	5.8	10.1	4.5	4.3	3.7
Exchange rate variation (R$/US$) (3)	(6.5)	7.4	28.9	4.0	17.1
CDI (interbank interest rate) (4)	13.65	8.76	1.90	4.59	6.40
SELIC (overnight interest rate) (4)	13.65	8.76	1.90	4.59	6.40
Sovereign 5-year CDS (5)	249.7	221.6	150.9	107.7	207.9
1) Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna, or IGP-DI, published by the Fundação Getulio Vargas.)
2) Source: IPCA published by  IBGE.
3) Source: Bloomberg (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real.
4) Source: Central Bank. Data presented in percentage per year.
5) Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

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

Use of Estimates and Assumptions

The preparation of the audited consolidated financial statements in accordance with IFRS as issued by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the audited consolidated financial statements, as well as the reported amounts of revenue, expenses and gains and losses during the reporting period because the actual results may differ from those determined based on such estimates and assumptions.

All estimates and assumptions made by management are in accordance with IFRS as issued by the IASB and represent our best estimates made in conformity with applicable standards. Estimates and judgments are evaluated on an ongoing basis and are based on past experience and other factors.

For further information see “Note 2. Significant Accounting Policies – c) Critical Accounting Estimates and Judgments” to our audited consolidated financial statements.

Accounting Standards Applicable for Period Ended December 31, 2022

There were no new accounting standards for the current period.

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

For further information on our hedge accounting see “Item 11. Quantitative and Qualitative Disclosures about Market Risk - Market and Liquidity Risk”.

For further information see “Note 7 - Hedge Accounting” to our audited consolidated financial statements.  With respect to the hedge accounting policy see “Note 2. Significant Accounting Policies - d)Summary of Main Accounting Practices - IV.V – Derivatives” to our audited consolidated financial statements.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on our balance sheet include securities classified as fair value through other comprehensive income and fair value through profit or loss, including derivatives. Other financial instruments are classified at historical amortized cost on our balance sheet, and their corresponding fair values are shown in the notes to our audited consolidated financial statements. We present information on the fair value of our financial instruments in the table below as of December 31, 2022, 2021 and 2020.

Financial instruments recorded at fair value	For The Year Ended December 31,
	2022	2021	2020
	(In millions of R$)
Assets
Financial assets at fair value through profit or loss	385,099	364,967	389,071
Derivatives	78,208	69,045	76,504
Financial assets at fair value through other comprehensive income	121,052	105,622	109,942
Other financial assets	1,375	157	6
Total	585,734	539,791	575,523
Liabilities
Other financial liabilities	583	161	5
Structured notes	64	114	143
Derivatives	76,861	63,204	79,505
Total	77,508	63,479	79,653

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

•	Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
•	Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and
•	Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date. We present information on our level 3 financial instruments in the table below as of December 31, 2022 and 2021.

Level 3	As of December 31,
	2022	2021
	(In millions of R$)
Financial assets at fair value through profit or loss	379	1,563
Financial assets at fair value through other comprehensive income	58	-
Net position of derivatives	102	27
Total	539	1,590

For further information see “Note 28 – Fair Value of Financial Instruments” to our audited consolidated financial statements.

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

Significant Changes in Accounting Standards

For further information about significant changes in accounting standards see “Note 2. Significant Accounting Policies – b) New Accounting Standards Changes and Interpretations of Existing Standards” to our audited consolidated financial statements.

Accounting Practices Adopted in Brazil

Our books and records are maintained in Brazilian reais, the official currency in Brazil, and our audited consolidated financial statements, are prepared in accordance with accounting practices adopted in Brazil (BRGAAP). The accounting principles and standards generally applicable under BACEN GAAP include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee (“Comitê de Pronunciamentos Contábeis”) or CPC which started issuing standards in 2007, and by the Federal Accounting Council. In the case of companies subject to regulation by the Central Bank, such as us, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, the CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.

Regulation Applicable to the Presentation of the Audited Consolidated Financial Statements

Brazilian regulations establish specific rules for the consolidation of audited consolidated financial statements by financial institutions. Under current Central Bank regulations, financial institutions, except for credit cooperatives, are required to prepare consolidated financial statements in IFRS as issued by the IASB.

Results of Operations

The table below presents our summarized consolidated statement of income for the years ended December 31, 2022 and 2021. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company”.

For further information about our consolidated statement of Income see our audited consolidated financial statements.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	144,857	126,374	18,483	14.6
Net interest income(1)	87,211	75,209	12,002	16.0
Non-interest income(2)	57,646	51,165	6,481	12.7
Expected loss from financial assets and claims	(29,287)	(14,379)	(14,908)	103.7
Other operating income (expenses)	(78,037)	(69,764)	(8,273)	11.9
Net income before income tax and social contribution	37,533	42,231	(4,698)	(11.1)
Current and deferred income and social contribution taxes	(6,796)	(13,847)	7,051	(50.9)
Net income	30,737	28,384	2,353	8.3
Net income attributable to owners of the parent company	29,702	26,760	2,942	11.0
(1) Includes:

(i) interest and similar income (R$190,273 million and R$129,253 million in the years ended December 31, 2022 and 2021, respectively);

(ii) interest and similar expenses (R$(138,515) million and R$(69,305) million in the years ended December 31, 2022 and 2021, respectively);

(iii)income of financial assets and liabilities at fair value through profit or loss (R$34,173 million and R$16,678 million in the years ended December 31, 2022 and 2021, respectively); and

(iv) foreign exchange results and exchange variations in foreign transactions (R$1,280 million and R$(1,417) million in the years ended December 31, 2022 and 2021, respectively).

(2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.

.

Year ended December 31, 2022, compared to year ended December 31, 2021.

Net income attributable to owners of the parent company increased by 11.0% to R$29,702 million for the year ended December 31, 2022, from R$26,760 million for the same period of 2021. This is mainly due to a 14.6%, or R$18,483 million, increase in operating revenues, offset by a 103.7%, or R$14,908 million, increase in expected loss from financial assets and claims. These line items are further described below:

Net interest income increased by R$12,002 million, or 16.0%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to increases in the following line items: (i) R$61,020 million in interest and similar income, mainly due to increases of R$24,055 million in loan operations income and R$15,655 million in income from securities purchased under agreements to resell; and (ii) R$17,495 million in income of financial assets and liabilities at fair value through profit or loss. These increases were largely offset by (i) an increase of R$69,210 million in interest and similar expenses, mainly due to an increase of R$31,866 million in deposits; (ii) an increase of R$19,764 million in securities sold under repurchase agreements; and (iii) R$16,635 million in financial expense from technical provisions for insurance and private pension.

Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments to be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 onwards. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal appreciation of the real against the U.S. dollar was 6.5% comparing December 31, 2022 with December 31, 2021, and the nominal depreciation of the real against the U.S. dollar was 7.4% comparing December 31, 2021 with December 31, 2020.

The fiscal effect on the hedging instruments for our investments abroad and other resulted in a gain of R$3,257 million for the year ended December 31, 2022, compared to a gain of R$2,838 million for the same period of 2021.

Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$12,421 million for the year ended December 31, 2022, compared to the same period of 2021.

•	Interest and similar income increased by 47.2% for the year ended December 31, 2022, compared to the same period of 2021, due to the positive effect of the growth of our loan portfolio, associated with the gradual change in the mix of products to loans to the Retail Business segment. As of December 31, 2022, the SELIC rate was 13.75% per annum compared to 9.25% per annum as of December 31, 2021.
•	Interest and similar expenses increased by 99.9% for the year ended December 31, 2022 compared to the same period of 2021, due to increases in the following items: (i) R$31,866 million in expenses from deposits, especially in time deposits; (ii) R$19,764 million in expenses from securities sold under repurchase agreements; and (iii) R$16,635 million in expenses from technical provisions for insurance and private pension, due to an increase in private pension plan liabilities and a change in investment funds linked to pension plans, from multimarket to fixed-income, both indexed to the SELIC rate which increased during the period. The increases mentioned above are a result of the increase in interest rates and the increase in the volume of our operations.

For further information about interest and similar expenses see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements.

Non-interest income increased by 12.7% to R$6,481 million for the year ended December 31, 2022 compared to the same period of 2021. This increase was mainly due to (i) a 9.6%, or R$4,054 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and in the acquiring segment; and (ii) a 52.9%, or R$1,843 million, increase in other income, due to the corporate reorganization of Câmara Interbancária de Pagamentos, or CIP, to a new company, CIP S.A.

The following chart shows the main components of our banking service fees for the years ended December 31, 2022, and 2021:

(In R$ million)
Commissions and Banking Fees
46,378
2,702
617
3,348
1,971
2,539
7,684
7,528
19,989
42,324
2,578
605
3,579
2,020
2,511
7,177
7,803
16,051
2022
2021
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

For further details on banking service fees see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements.

Expected Loss from Financial Assets and Claims

Our expected loss from financial assets and claims increased by R$14,908 million, or 103.7%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$14,149 million for the year ended December 31, 2022, compared to the same period of 2021. This increase was due to (i) the growth of our credit portfolio, and (ii) a subsequent event related to a specific case in the large companies segment, for which we recorded a provision for loan losses to cover 100% of the exposure of R$1.3 billion (R$719 million, net of taxes) as of December 31, 2022.

For further information about our loan and lease operation portfolio see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements.

•	Non-performing loans: We calculate our 90-day non-performing loan or NPL ratio as the value of our 90-days non-performing loans to our loan portfolio.

As of December 31, 2022, our 90-day NPL ratio was 3.3%, an increase of 50 basis points compared to December 31, 2021. This increase was due to the increase of 100 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, with higher delinquency rates for individuals in Brazil, especially in our credit card, personal loan and vehicle financing portfolios, which were partially offset by a decrease of 30 basis points in our companies loan portfolio. In the fourth quarter of 2022, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$278 million refer to active loans that were more than 90 days overdue, of which R$158 million would still be an active portfolio at the end of 2022 if not sold. Additionally, we sold R$296 million which refer to active portfolios non-overdue or with short delinquency that did not have a material impact on delinquency ratios. In addition, we sold an active and not overdue portfolio of R$773 million from a specific client of the corporate segment with no impact on our delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2022, our 15 to 90 days NPL ratio was 2.2%, an increase of 50 basis points when compared to December 31, 2021. During this period our 15 to 90-day NPL ratio increased by 50 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, which is returning to its pre-pandemic levels, mainly due to higher delinquency rates in the credit card, personal loan and vehicle financing portfolios, and increased by 20 basis points in respect of our companies loan portfolio, as of December 31, 2022 compared to December 31, 2021.

The chart below shows a comparison of both NPL ratios as of December 31, 2021, and for each quarter through December 31, 2022:

.

.

..

•	Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2022, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 212% compared to a ratio of 241% as of December 31, 2021. This decrease was mainly due to an increase in NPL 90-day loans, concentrated in the individual’s segment in Brazil and driven by the expansion of our loan portfolio, especially in the Retail Business segment.

The chart below shows a comparison in the coverage ratios as of December 31, 2021,and for each quarter through December 31, 2022:

..

Other Operating Income (Expenses) increased by 11.9% to an expense of R$78,037 million for the year ended December 31, 2022, from an expense of R$69,764 million for the same period of 2021. This increase was mainly due to the R$6,615 million, or 10.6%, increase in our general and administrative expenses for the year ended December 31, 2022. This increase was due to: (i) the effects of the annual collective wage agreement, the growth in the number of employees, in addition to the increase in profit sharing expenses; (ii) higher expenses with credit card reward programs; (iii) expenses with tax and social security provisions, and media marketing campaigns.

For further details see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements.

Current and deferred income and social contribution taxes amounted to an expense of R$6,796 million for the year ended December 31, 2022, from an expense of R$13,847 million in the year ended December 31, 2021.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income,” which amounted to a gain of R$3,215 million for the year ended December 31, 2022, compared to a gain of R$2,549 million for the same period of 2021. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$6,385 million during this period.

For further information see “Note 24 – Taxes” to our audited consolidated financial statements.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on BRGAAP. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see “Item 4. Information on the Company” in our 2021 Form 20-F and “Note 30 – Segment Information” to our audited consolidated financial statements.

The table below sets forth the summarized results from our operating segments for the year ended December 31, 2022:

Summarized Consolidated Statement of Income from January 1, 2022 to December 31, 2022(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	90,509	49,229	2,983	142,721	2,136	144,857
Cost of Credit	(29,908)	(2,392)	-	(32,300)	4,563	(27,737)
Claims	(1,538)	(11)	-	(1,549)	(1)	(1,550)
Other operating income (expenses)	(43,512)	(19,482)	(374)	(63,368)	(14,669)	(78,037)
Income tax and social contribution	(4,594)	(9,076)	(14)	(13,684)	6,888	(6,796)
Non-controlling interest in subsidiaries	45	(825)	(254)	(1,034)	(1)	(1,035)
Net income	11,002	17,443	2,341	30,786	(1,084)	29,702

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation".

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

..

The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS as issued by the IASB.

Year ended December 31, 2022, compared to the year ended December 31, 2021:

(a) Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit assignments made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2022, and 2021:

Summarized Consolidated Statement of Income - Retail Business	For the year ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	90,509	75,443	15,066	20.0
Interest margin	54,881	43,042	11,839	27.5
Non-interest income (1)	35,628	32,401	3,228	10.0
Cost of credit and claims	(31,446)	(19,869)	(11,577)	58.3
Other operating income (expenses)	(43,512)	(40,116)	(3,396)	8.5
Income tax and social contribution	(4,594)	(5,593)	999	(17.9)
Non-controlling interest in subsidiaries	45	(330)	375	(113.6)
Net income	11,002	9,535	1,467	15.4
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

..

Net income from our Retail Business segment increased by 15.4%, to R$11,002 million for the year ended December 31, 2022, from R$9,535 million for the same period of 2021. These results are explained as follows:

Operating revenues: increased by R$15,066 million for the year ended December 31, 2022, compared to the same period of 2021, due to an increase of 27.5% in interest margin, as a result of a higher volume of credit lines and the effect of the mix of products. Moreover, non-interest income increased by 10.0% in the year ended December 31, 2022, compared to the same period of 2021, driven by the increase in commissions and fees, mainly driven by the increase in card-issuing activities due to the higher transaction volume in credit cards and the increase in acquiring revenues, due to the higher transaction volume from credit cards and higher gains from “flex” products offered as part of our merchant services (advance payment of card receivables by the acquirer). Revenues from insurance also increased, driven by the increase in earned premiums and revenues from premium bonds.

Cost of credit and claims increased by R$11,577 million for the year ended December 31, 2022, compared to the same period of 2021, due to an increase in provisions for loan losses, driven by the increased origination in consumer credit and unsecured credit products.

Other operating income (expenses) increased by R$3,396 million for the year ended December 31, 2022, compared to the same period of 2021, mainly due to (i) higher personnel expenses, as a result of the annual collective wage agreement and the increase in the number of employees in the period; and (ii) higher administrative expenses, due to the increase in expenses with facilities, materials, marketing campaigns in the media, third-party services, depreciation and amortization.

Income tax and social contribution for the Retail Business segment, as well as for the Wholesale Business segment and Activities with the Market + Corporation segment, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution.

(b) Wholesale Business

This business segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2022, and 2021:

Summarized Consolidated Statement of Income - Wholesale Business	For the year ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	49,229	38,228	11,002	28.8
Interest margin	34,701	24,005	10,696	44.6
Non-interest income (1)	14,528	14,222	306	2.2
Cost of credit and claims	(2,403)	(1,965)	(438)	22.3
Other operating income (expenses)	(19,482)	(17,743)	(1,739)	9.8
Income tax and social contribution	(9,076)	(6,799)	(2,277)	33.5
Non-controlling interest in subsidiaries	(825)	(591)	(234)	39.6
Net income	17,443	11,130	6,313	56.7
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

...

Net income from the Wholesale Business segment increased by 56.7%, to R$17,443 million for the year ended December 31, 2022 from R$11,130 million for the same period of 2021. These results are explained as follows:

Operating revenues: increased by R$11,002 million, or 28.8%, for the year ended December 31, 2022 compared to the same period of 2021, due to an increase of 44.6% in the interest margin, driven by the higher volume of credit operations and the higher margin of liabilities recorded during the period. As of December 31, 2022, we participated in 340 local operations, which included debentures, promissory notes and securitization transactions, totaling R$106.2 billion, ranking first in volume and in number of operations pursuant to a ranking published by ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or the Brazilian Financial and Capital Markets Association. In international fixed income, we ranked first in operations as of December 31, 2022, totaling 8 operations and over R$3.0 billion in volume by Dealogic’s ranking. In the equity markets, we ranked first in operations, having participated in 19 operations (including Block Trades) with a volume of R$8.5 billion, ranking second in Dealogic´s ranking, as of December 31, 2022. We also provided financial advisory services for 45 M&A transactions in Brazil, totaling R$84.0 billion and were ranked second place in number of M&A deals and first place in volume by Dealogic’s ranking, as of December 31, 2022.

Cost of credit and claims increased by R$438 million for the year ended December 31, 2022 compared to the same period of 2021, due to a subsequent event to the date of the report related to the provision for a specific case in the corporate segment that filed for judicial reorganization.

Income tax and social contribution for this business segment, as well as for the Retail Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

(c) Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2022, and 2021:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the year ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	2,983	11,930	(8,947)	(75.0)
Interest margin	2,979	11,099	(8,120)	(73.2)
Non-interest income (1)	4	831	(827)	(99.5)
Other operating income (expenses)	(374)	(1,055)	681	(64.6)
Income tax and social contribution	(14)	(3,997)	3,983	(99.6)
Non-controlling interest in subsidiaries	(254)	(664)	409	(61.7)
Net income	2,341	6,214	(3,874)	(62.3)
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment decreased by R$3,874 million, or 62.3%, for the year ended December 31, 2022, compared to the same period of 2021. We recorded a decrease in interest margin, mainly due to the negative effects of the hedge transactions during the period. In addition, our net income was affected by the spin-off of our equity interest held in XP, Inc. at the end of May 2021.

Income tax and social contribution for this segment, as well as for the Retail Business and Wholesale Business segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2022 and December 31, 2021. For further information about our consolidated balance sheet see our audited consolidated financial statements.

Summarized Balance Sheet - Assets	As of		Variation

	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)
Cash	35,381	44,512	(9,131)	(20.5)
Financial assets at amortized cost	1,586,992	1,375,782	211,210	15.4
Compulsory deposits in the Central Bank of Brazil	115,748	110,392	5,356	4.9
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	500,686	387,406	113,280	29.2
Loan and lease operations portfolio	909,422	822,590	86,832	10.6
Other financial assets	111,823	96,473	15,350	15.9
(-) Provision for Expected Loss	(50,687)	(41,079)	(9,608)	23.4
Financial assets at fair value through other comprehensive income	121,052	105,622	15,430	14.6
Financial assets at fair value through profit or loss	464,682	434,169	30,513	7.0
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	55,853	50,688	5,165	10.2
Tax assets	59,480	58,433	1,047	1.8
Total assets	2,323,440	2,069,206	254,234	12.3

.

December 31, 2022, compared to December 31, 2021.

Total assets increased by R$254,234 million, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$211,210 million, or 15.4%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and loan and lease operations portfolio.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$113,280 million, or 29.2%, as of December 31, 2022 compared to December 31, 2021, mainly due to increases of: (i) R$71,569 million in securities, mainly in Brazilian government securities, rural product note (Cédula do Produtor Rural) and debentures; and (ii) R$52,061 million in securities purchased under agreements to resell.

For further details see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9 - Financial assets at amortized cost – Securities” to our audited consolidated financial statements.

Loan and lease operations portfolio increased by R$86,832 million, or 10.6%, as of December 31, 2022, compared to December 31, 2021. The increase of R$67,567 million in our individuals loan portfolio, mainly driven by increases of 20.4%, or R$23,046 million in credit cards, and 24.4%, or R$20,609 million in mortgage loans.

..

Loan and Lease Operations, by asset type	As of		Variation

	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)
Individuals	400,103	332,536	67,567	20.3
Credit card	135,855	112,809	23,046	20.4
Personal loan	53,945	42,235	11,710	27.7
Payroll loans	73,633	63,416	10,217	16.1
Vehicles	31,606	29,621	1,985	6.7
Mortgage loans	105,064	84,455	20,609	24.4
Corporate	139,268	135,034	4,234	3.1
Micro/Small and Medium Businesses	164,896	149,970	14,926	10.0
Foreign Loans Latin America	205,155	205,050	105	0.1
Total Loan operations and lease operations portfolio	909,422	822,590	86,832	10.6

For further details see “Note 10 – Loan and Lease Operations” to our audited consolidated financial statements.

The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2022 and December 31, 2021. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation
	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)
Financial Liabilities	1,836,690	1,621,786	214,904	13.3
At Amortized Cost	1,755,498	1,553,107	202,391	13.0
Deposits	871,438	850,372	21,066	2.5
Securities sold under repurchase agreements	293,440	252,848	40,592	16.1
Interbank market funds, Institutional market funds and other financial liabilities	590,620	449,887	140,733	31.3
At Fair Value Through Profit or Loss	77,508	63,479	14,029	22.1
Provision for Expected Loss	3,684	5,200	(1,516)	(29.2)
Provision for insurance and private pensions	235,150	214,976	20,174	9.4
Provisions	19,475	19,592	(117)	(0.6)
Tax liabilities	6,738	6,246	492	7.9
Other liabilities	48,044	42,130	5,914	14.0
Total liabilities	2,146,097	1,904,730	241,367	12.7
Total stockholders’ equity attributed to the owners of the parent company	167,953	152,864	15,089	9.9
Non-controlling interests	9,390	11,612	(2,222)	(19.1)
Total stockholders’ equity	177,343	164,476	12,867	7.8
Total liabilities and stockholders' equity	2,323,440	2,069,206	254,234	12.3

Total liabilities and stockholders’ equity increased by R$254,234 million, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank market funds, institutional market funds and other financial liabilities, securities sold under repurchase agreements, and deposits. These results are detailed as follows:

Deposits increased by R$21,066 million as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$67,164 million in time deposits, partially offset by a decrease of R$40,529 million in demand deposits.

For further details see  “Note 15 – Deposits” to our audited consolidated financial statements.

Securities sold under repurchase agreements increased by R$40,592 million, or 16.1%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$22,414 million in right to sell or repledge the collateral, and an increase of R$22,339 million in assets received as collateral.

Interbank market funds, institutional market funds and other financial liabilities increased by R$140,733 million, or 31.3%, as of December 31, 2022 compared to December 31, 2021, mainly due to an increase of R$117,442 million in interbank market funds, as a result of the following increases: (i) R$42,546 million in financial bills; (ii) R$37,031 million in real estate bills; and (iii) R$22,582 million in rural credit bills.

For further details see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements.

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

..

Annual assessment of capital adequacy
Identification of the risks to which we are exposed
+
Analysis of their materiality
Assessments of the need for capital to cover the material risks
Development of methods of quantifying additional capital
Quantification of capital and internal capital adequacy assessment
Capital and Contigency Plan
Submission of report to the Central Bank

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

The Total Capital is the sum of three items, as shown below:

Reference equity
Total capital
Tier I capital
Common Equity Tier 1
Capital
Reserves
Retained earnings
Prudential ajustments
Deductions
Additional Tier 1 Capital
Instruments of perpetual nature
Tier II capital
Subordinated debt instruments with defined maturity dates

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The minimum Total Capital ratio required is 8.0% as from January 1st, 2019.

The Central Bank rules call for Additional Capital Buffers, or ACP, corresponding to the sum of the components ACPConservation, ACPCountercyclicaland ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time, as provided for CMN Resolution No. 4,958 of October 21, 2021 as amended (CMN Resolution No. 4,958). The amount of each component and the minimum regulatory requirements are provided for in CMN Resolution No. 4,958, as amended.

According to CMN Resolution 4,958, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

1.	RWACPAD – Credit Risk: calculated using standardized approach;
2.	RWAMINT – Market Risk: made up of the maximum between the internal model and 80% of the standardized model; and
3.	RWAOPAD – Operational Risk: calculated using standardized approach.

Capital Adequacy

Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital and Tier II minimum ratios.

	As of December 31,
	2022	2021
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET1)	147,781	130,716
Tier I	166,868	149,912
Total capital	185,415	169,797
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,238,582	1,153,841
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	11.9%	11.3%
Tier I ratio (%)	13.5%	13.0%
Total capital ratio (%)	15.0%	14.7%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.5%	2.0%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.5%	3.0%
1)	For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,958 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortium (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

As of December 31, 2022, our Total Capital reached R$185,415 million, an increase of R$15,618 million compared to December 31, 2021. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 15.0%, as of December 31, 2022, an increase of 30 basis points compared to 14.7% as of December 31, 2021, mainly due to the income for the period offset by the increase in credit risk-weighted assets and the prudential and equity adjustments.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2022, our Fixed Assets Ratio reached 19.9%, which presents a buffer of R$55,748 million.

On December 31, 2022, our Tier I Capital ratio reached 13.5%, consisting of 11.9% Common Equity Tier I and of 1.5% Additional Tier I.

..

Our Tier I ratio increased 30 basis points in relation to September 30, 2022 driven by the net income for the period, and the prudential and equity adjustments, partially offset by the higher volume of credit risk-weighted assets.

For further information about minimum capital ratios see “Item 4B. Business Overview – Supervision and Regulation – Basel III Framework – Implementation of Basel III in Brazil”.

For further information on our regulatory capital see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements.

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

Set forth below is a discussion of our LCR for the three-month periods ended on December 31, 2022 and 2021 and our NSFR as of December 31, 2022 and 2021.

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

	Three-month periods ended December 31,
Liquidity Coverage Ratio	2022	2021
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA) (1)	325,269	307,280
Cash Outflows (2)	361,902	341,053
Cash Inflows (3)	164,104	147,960
Total Net Cash Outflows	197,797	193,093
LCR%	164.4%	159.1%
1)	High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
2)	Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
3)	Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2022 was 164.4% and, accordingly, above Central Bank requirements.

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

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

	As of December 31,
Net Stable Funding Ratio	2022	2021
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF) (1)	1,151,750	1,016,989
Total Required Stable Funding (RSF) (2)	922,395	839,830
NSFR (%)	124.9%	121.1%
1)	ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
2)	RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

 As of December 31, 2022, our ASF totaled R$1,151.7 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$922.3 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, central governments and transactions with central banks.

As of December 31, 2022, our NSFR was 124.9% and, accordingly, above Central Bank requirements.

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

CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as us, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2022, 2021 and 2020:

	As of December 31,
Operational Liquidity Reserve	2022	2021	2020	Average Balance (1)
	(In millions of R$)
Cash	35,381	44,512	46,224	38,371
Securities purchased under agreements to resell – Funded position (2)	34,373	32,436	44,743	43,954
Unencumbered government securities (3)	189,279	152,099	232,245	164,887
Operational Reserve	259,033	229,047	323,212	247,212
1)	Average calculated based on audited interim financial statements.
2)	Net of R$14,576 (R$9,266 as of December 31, 2021), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.
3)	Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

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

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For further information on our sources of funding see “Note 15 – Deposits” to our audited consolidated financial statements.

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

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2022, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits in our, which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations. For more information on our dividend policy, see “Item 8A. Consolidated Statements and Other Financial Information – Stockholders’ Payment” of this annual report.

Perpetual Subordinated Financial Bills Issuance

On September 30, 2022, we announced to the marked that with the purpose of optimizing our capital structure, we issued perpetual financial bills in the total amount of R$1 billion, offered to institutional investors in Brazil. The financial bills are perpetual in nature and may be repurchased as from 2027, subject to the prior authorization of the Central Bank.

The financial bills are authorized to compose the Additional Tier 1 Capital with an estimated impact of 0.08 p.p. on our Tier 1 Capital Ratio in accordance with Resolution No. 122/2021 of the Central Bank. For more information on capital structure and requirements, see “Item 4B. Business Overview—Supervision and Regulation—Capital Adequacy and Leverage.”

Sustainable Senior Secured Notes Issuance

On April 14, 2022, we, acting through our Grand Cayman Branch, issued US$62,500,000 3.700% Senior Secured Notes due 2025 pursuant to a private placement. The net proceeds from this issuance are expected to be used to finance and/or refinance green and/or social projects.

Sustainable Tier 2 Subordinated Notes Issuance

On January 15, 2021, we, acting through our Grand Cayman branch, pursuant to the terms of our global medium programme, issued US$500,000,000 3.875% Tier 2 Subordinated Notes due 2031, the net proceeds of which are expected to be used to finance and/or refinance green and/or social projects pursuant to the Framework.

Issuance of Tier 2 Subordinated Financial Notes

In September 2021, we issued Tier 2 Subordinated Financial Notes (Letras Financeiras Subordinadas) in the amount of R$5.5 billion in a private placement with professional investors. These financial notes carry a 10-year maturity period and a repurchase option commencing 2026, subject to prior approval from the Central Bank. The notes have been approved as part of our Tier 2 Regulatory Capital.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the year ended December 31, 2022 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures for the years ended December 31, 2022, 2021 and 2020:

Capital Expenditures	For the years Ended December 31,			Variation
	2022	2021	2020	2022 - 2021		2021 - 2020
	(In millions of R$, except percentages)
Fixed Assets	2,727	1,414	1,716	1,313	92.9%	(302)	(17.6)%
Fixed assets under construction	905	710	457	195	27.5%	253	55.4%
Land and buildings	8	25	38	(17)	(68.0)%	(13)	(34.2)%
Leasehold improvements	56	106	39	(50)	(47.2)%	67	171.8%
Installations, furnitures and data processing equipment	1,710	532	1,112	1,178	221.4%	(580)	(52.2)%
Other	48	41	70	7	17.1%	(29)	(41.4)%
Intangible Assets	5,768	7,667	3,591	(1,899)	(24.8)%	4,076	113.5%
Goodwill	-	-	287	-	-	(287)	(100.0)%
Association for the promotion and offer of financial products and services	-	5	-	(5)	(100.0)%	5	100.0%
Software acquired and Internally developed software	4,727	4,249	2,763	478	11.2%	1,486	53.8%
Other intangibles	1,041	3,413	541	(2,372)	(69.5)%	2,872	530.9%
Total	8,495	9,081	5,307	(586)	(6.5)%	3,774	71.1%

See “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of December 31, 2022. The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2022. As of the date of this annual report, there has been no material change in our capitalization since December 31, 2022.

You should read the table below in conjunction with the information included in “Item 4B. Business Overview – Selected Statistical Information” for further details.

Capitalization	As of December 31, 2022
	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	498,803	95,598
Securities sold under repurchase agreements	270,798	51,900
Structured notes	2	0
Derivatives	42,116	8,072
Interbank market funds	137,428	26,339
Institutional market funds	20,731	3,973
Other financial liabilities	162,426	31,130
Provision for insurance and private pension	3,747	718
Provisions	4,715	904
Tax liabilities	2,950	565
Other Non-financial liabilities	43,603	8,357
Total	1,187,319	227,556
Non-current liabilities
Deposits	372,635	71,417
Securities sold under repurchase agreements	22,642	4,339
Structured notes	62	12
Derivatives	34,745	6,659
Interbank market funds	157,159	30,120
Institutional market funds	108,651	20,824
Other financial liabilities	4,808	921
Provision for insurance and private pension	231,403	44,350
Provision for Expected Loss	3,684	706
Provisions	14,760	2,829
Tax liabilities	3,443	660
Other Non-financial liabilities	4,441	851
Total	958,433	183,689
Income tax and social contribution - deferred	345	66
Non-controlling interests	9,390	1,800
Stockholders’ equity attributed to the owners of the parent company (2)	167,953	32,189
Total capitalization (3)	2,323,440	445,300
BIS ratio (4)	15.00%
(1) Convenience translation at 5.2177 reais per U.S. dollar, the exchange rate in effect on December 31, 2022.
(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,842,576,301 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2022.
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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management - b) Risk Management -  I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – b) Risk Management - I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements.

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

Exposures		Trading Portfolio (1)			Trading and Banking Portfolios (1)
		December 31, 2022			December 31, 2022
Risk Factors	Risk of varitions in:	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In millions of R$)
Interest Rate	Fixed Income Interest Rates in reais	-	(29.9)	(66.7)	(9.6)	(2,862.8)	(5,432.1)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(0.1)	(71.8)	(135.0)	(1.0)	(201.4)	(365.7)
Foreign Exchange Rates	Prices of Foreign Currencies	(2.1)	33.8	114.5	1.1	(29.6)	(4.0)
Price Index Linked	Interest of Inflation coupon	0.4	(29.3)	(60.9)	0.1	(117.4)	(427.3)
TR	TR Linked Interest Rates	-	-	-	0.2	(45.1)	(123.9)
Equities	Prices of Equities	0.5	61.4	137.9	4.3	(31.3)	(47.5)
Other	Exposures that do not fall under the definitions above	(0.2)	8.4	18.9	2.5	7.1	16.2
Total		(1.5)	(27.4)	8.7	(2.4)	(3,280.5)	(6,384.3)
1)	Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
•	Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
•	Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

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

For further information on the position of our interest-bearing assets and liabilities as of December 31, 2022 see “Note 32.  Risk and Capital Management - b) Risk Management - II Market Risk” of our audited consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions.

IBORs Transition

In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBORs rates by new reference rates. The main goal of this working group was, and still is, to support our senior executives in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil.

Among its actions over the past four years, we can highlight the following: (i) assessment of the bank's exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject.

Throughout 2022, the working group continued to follow market guidelines and acted in the implementation of previously defined action plans, including the recommendation to not increase Libor exposure. We have also adhered, on February 2021, to the IBOR Fallbacks Protocol of the International Swaps and Derivatives Association published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition. Our Group will keep up with the periodic reports to Senior Management and clients whenever it deems necessary.

Exchange Rate Sensitivity

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see “Note 32 – Risk and Capital Management - b) Risk Management -  II Market Risk” of our audited consolidated financial statements.

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

The information set forth in the table below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$74,8 billion as of December 31, 2022, under the gap management policy adopted, as mentioned above. We apply either economic hedges or hedge accounting to those net investments abroad.

Exchange Rate Sensitivity	For The Year Ended December 31, 2022
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)
Assets	1,719,258	550,797	53,385	2,323,440	26.0
Cash	7,049	25,288	3,044	35,381	80.1
At Amortized Cost	1,194,569	351,382	41,041	1,586,992	24.7
Compulsory deposits in the Central Bank of Brazil	115,748	-	-	115,748	-
Interbank deposits	18,955	40,637	-	59,592	68.2
Securities purchased under agreements to resell	218,339	3,440	-	221,779	1.6
Voluntary investments with the Central Bank of Brazil	-	-	-	-	-
Securities	178,701	27,368	13,246	219,315	18.5
Loan operations and lease operations portfolio	608,646	272,819	27,957	909,422	33.1
Other financial assets	98,052	13,771	-	111,823	12.3
(-) Provision for Expected Loss	(43,872)	(6,653)	(162)	(50,687)	13.4
At Fair Value Through Other Comprehensive Income	46,725	72,584	1,743	121,052	61.4
Securities	46,725	72,584	1,743	121,052	61.4
At Fair Value Through Profit or Loss	368,947	88,206	7,529	464,682	20.6
Securities	359,702	21,060	4,337	385,099	6.6
Derivatives	7,870	67,146	3,192	78,208	89.9
Other financial assets	1,375	-	-	1,375	-
Investments in associates and joint ventures	7,436	7	-	7,443	0.1
Fixed assets, net	7,182	585	-	7,767	7.5
Goodwill and Intangible assets, net	15,205	7,909	-	23,114	34.2
Tax assets	56,491	2,989	-	59,480	5.0
Other assets	15,654	1,847	28	17,529	10.7
Percentage of total assets	74.0	23.7	2.3	100.0
Liabilities and Stockholders’ Equity	1,704,012	596,479	22,949	2,323,440	26.7
At Amortized Cost	1,217,989	524,710	12,799	1,755,498	30.6
Deposits	626,051	244,931	456	871,438	28.2
Securities sold under repurchase agreements	248,065	45,375	-	293,440	15.5
Interbank market debt	211,131	81,056	2,400	294,587	28.3
Institutional market debt	20,626	101,473	7,283	129,382	84.1
Other financial liabilities	112,116	51,875	2,660	166,651	32.7
At Fair Value Through Profit or Loss	6,199	61,756	9,553	77,508	92.0
Derivatives	5,616	61,692	9,553	76,861	92.7
Structured notes	-	64	-	64	100.0
Other financial liabilities	583	-	-	583	-
Provision for Expected Loss	3,026	644	14	3,684	17.9
Loan Commitments	2,617	252	5	2,874	8.9
Financial Guarantees	409	392	9	810	49.5
Reserves for insurance and private pension	235,123	27	-	235,150	-
Provisions	19,362	113	-	19,475	0.6
Tax liabilities	5,675	1,063	-	6,738	15.8
Other liabilities	39,295	8,166	583	48,044	18.2
Non-controlling interests	9,390	-	-	9,390	-
Total stockholders’ equity attributed to the owners of the parent company	167,953	-	-	167,953	-
Percentage of total liabilities and stockholders’ equity	73.3	25.7	1.0	100.0
1)	Predominantly U.S. dollar.

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

The hypothetical profit and loss or P&L, exceeded the VaR estimate on one day over the preceding 250 business days ended December 31, 2021. The actual P&L had no exceptions over the same period.

5C.  Research and Development, Patents and Licenses, Etc.

For the past three years, we have not had any research and development policies in effect.

5D. Trend Information

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment (for further information see “Item 5A. Operating Results — Factors Affecting Our Results of Operations — Brazilian Context” and “Item 3D. Risk Factors — Macroeconomic Risks — Domestic Scenario”;
•	legal and regulatory developments (for further information, see “Item 4B. Business Overview — Supervision and Regulation,” “Item 5A. Operating Results — Factors Affecting Our Results of Operations — Brazilian Context” and “Item 3D. Risk Factors — Legal and Regulatory Risks”);
•	the effects of any ongoing international financial turmoil, including on the liquidity and capital requirement (for further information, see “Item 4B. Business Overview — Supervision and Regulation,” “Item 5A. Operating Results — Factors Affecting Our Results of Operations — Global Context” and “Item 3D. Risk Factors — Macroeconomic Risks — Domestic Scenario”);
•	the inflation effects on the results of our operations (for further information, see “Item 5A. Operating Results — Factors Affecting Our Results of Operations — Brazilian Context” and “Item 3D. Risk Factors — Macroeconomic Risks — Domestic Scenario”);
•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (for further information, see “Item 5A. Operating Results” and “Item 3D. Risk Factors — Macroeconomic Risks — Domestic Scenario”); and
•	any acquisitions we may make in the future (for further information, see “Item 3D. Risk Factors — Risks Associated with our Business — The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us”).

As part of our strategy, we continue to review growth opportunities, both in Brazil and outside of Brazil.  For further information see “Item 3D. Risk Factors” for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

5E. Critical Accounting Estimates

Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Executive Committee

Our Executive Committee is responsible for conducting strategies for business and products developed by us and implementing guidelines proposed by the Board of Directors.

Our Executive Committee has a term of office of one year, which continues to be effective until the investiture of the members elected by the Board of Directors held immediately after the Annual Shareholders' Meeting.

The table below presents the structure of our executive committee:

..

Annual Shareholder’s Meeting

On April 25, 2023 at our annual shareholders’ meeting Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, , Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected as members of our Board of Directors, each for a term of one year. We deemed the directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes to be independent members representing 41.67% of our Board of Directors. With respect to our Fiscal Committee on the same date, Gilberto Frussa was reelected as an effective member and João Costa was reelected as his alternate; Eduardo Miyaki was reelected as an effective member and Reinaldo Guerreiro, was reelected as his alternate. Igor Barenboim was elected as an effective member and Rene Guimarães Andrich was reelected an alternate member.

Board of Officers and Members of our Audit Committee

On April 27, 2023 at the Meeting of the Board of Directors, the members of our Board of Officers were reelected and Carlos Orestes Vanzo was elected for a term of office of one year.

Alexandre de Barros, Luciana Pires Dias, Maria Helena dos Santos Fernandes Santana, Rogério Carvalho Braga and Ricardo Baldin (the financial expert) were reelected and Fernando Malta was elected as members of the Audit Committee for a term of office of one year.

Members		Date of birth	Audit Committee	Personnel Committee	Related Parties Committee	Nomination and Corporate Governance Committee	Risk and Capital Management Committee	Strategy Committee	Compensation Committee (1)	Social Responsibility Committee
Name, position
Board of Directors (12 members) (2)	Pedro Moreira Salles, non-executive Co-Chairman	10/20/1959		President		President		President		Member
	Roberto Egydio Setubal, non-executive Co-Chairman	10/13/1954					Member	Member	President
	Ricardo Villela Marino, non-executive Vice President	01/28/1974						Member
	Alfredo Egydio Setubal, non-executive Member	09/01/1958		Member		Member				President
	Ana Lúcia de Mattos Barretto Villela, non-executive Member	10/25/1973		Member		Member				Member
	Candido Botelho Bracher, non-executive Member	12/05/1958				Member	Member		Member	Member
	Cesar Nivaldo Gon, Independent Member	07/09/1971
	Fábio Colletti Barbosa, Independent Member	10/03/1954		Member	President	Member		Member		Member
	Frederico Trajano Inácio Rodrigues, Independent Member	03/25/1976
	João Moreira Salles, non-executive Member	04/11/1981						Member	Member
	Maria Helena dos Santos Fernandes de Santana, Independent Member	06/23/1959			Member
	Pedro Luiz Bodin de Moraes, Independent Member	07/13/1956			Member		President
Board of Officers Executive Committee (13 members)	Milton Maluhy Filho, Chief Executive Officer	06/08/1976
	Alexsandro Broedel, Officer and Chief Financial Officer	10/05/1974
	Alexandre Grossmann Zancani, Officer	10/14/1977
	André Luís Teixeira Rodrigues, Officer	08/11/1973
	Carlos Fernando Rossi Constantini, Officer	05/02/1974
	Carlos Orestes Vanzo, Officer	08/12/1971
	Flávio Augusto Aguiar de Souza, Officer	03/27/1970
	Flávio Augusto Aguiar de Souza, Officer	03/27/1970
	José Virgilio Vita Neto, Officer	09/13/1978
	Marina Fagundes Bellini, Officer	06/22/1973
	Matias Granata, Officer	06/17/1974
	Pedro Paulo Giubbina Lorenzini, Officer	04/02/1968
	Sergio Guillinet Fajerman, Officer	03/26/1972
Officers (18 members)	Adriano Cabral Volpini, Officer	12/06/1972
	Álvaro Felipe Rizzi Rodrigues, Officer	03/28/1977
	Andre Balestrin Cestare, Officer	06/08/1978
	Daniel Sposito Pastore, Officer	10/07/1979
	Emerson Macedo Bortoloto, Officer	07/25/1977
	Eric André Altafim, Officer	06/12/1976
	José Geraldo Franco Ortiz Junior, Officer	11/23/1980
	Lineu Carlos Ferraz de Andrade, Officer	12/11/1972
	Luciana Nicola Schneider, Officer	12/27/1977
	Maira Blini de Carvalho, Officer	03/14/1984
	Mário Newton Nazareth Miguel, Officer	12/22/1979
	Paulo Sergio Miron, Officer	07/26/1966
	Renato Barbosa do Nascimento, Officer	10/28/1971
	Renato da Silva Carvalho, Officer	11/02/1974
	Renato Lulia Jacob, Officer and Head of Investor Relations and Market Intelligence	05/10/1974
	Rubens Fogli Netto, Officer	06/26/1978
	Tatiana Grecco, Officer	08/31/1973
	Teresa Cristina Athayde Marcondes Fontes, Officer	08/28/1982
Audit Committee (6 members) (2)	Alexandre de Barros, Independent Member	09/06/1956	Member
	Fernando Barçante Tostes Malta, Independent Member	04/14/1968	Member
	Luciana Pires Dias, Independent Member	01/13/1976	Member
	Maria Helena dos Santos Fernandes de Santana, Independent Member	06/23/1959	President
	Ricardo Baldin, Independent Member and Financial Expert	07/14/1954	Member
	Rogério Carvalho Braga, Independent Member	01/30/1956	Member
Fiscal Council (3 members) (2)	Eduardo Hiroyuki Miyaki, Member	06/11/1972	Member
	Gilberto Frussa, Member	10/20/1966	President
	Igor Barenboim, Member	08/04/1982	Member
1)	Includes individuals that are not members of our Board of Directors: Geraldo José Carbone.
2)	Independence criteria for the members of the Board of Directors, Audit Committee and Fiscal Council are diverse, under our policies and applicable regulations in force.

Board of Directors

Set forth below is a summary biographical information relating to each of the members of our board of directors:

Pedro Moreira Salles (non-executive co-chairman) has been a co-chairman of our board of directors since 2017, the chairman of our board of directors from 2009 to 2017, and our executive vice president from 2008 to 2009. He has held several positions at Itaú Unibanco Group, including chief executive officer (“CEO”) from 2004 to 2008. He is the chairman of the board of directors of Instituto Unibanco; and a member of the board of directors of Companhia Brasileira de Metalurgia e Mineração (“CBMM”), Alpargatas S.A. and of the steering board Fundação Osesp. He is also a member of the Instituto de Ensino e Pesquisa (“INSPER”) board of associates.

He holds a bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (“UCLA”), U.S. He holds a master’s degree in International Relations from Yale University U.S., and has attended the OPM – Owner/President Management Program at Harvard University, U.S.

Roberto Egydio Setubal (non-executive co-chairman) has been a co-chairman of our board of directors since 2017. He began his career at Banco Itaú in 1980, having held several positions until he was appointed in 1994 to preside over the institution, holding this position until April 2008, when he became CEO of Itaú Unibanco until 2017.

Between 1994 and 2020 he was a member of the board of the International Monetary Conference, having chaired the 2015 Conference. From 1997 to 2000, he was president of the Federação Brasileira de Bancos (“FEBRABAN”) and from 2011 to 2017 he was chairman of the Board of Directors of that institution. He was a member of the board of directors of the Institute of International Finance (“IIF”), having held the position of acted as vice-chairman from 2003 to 2014. From 2002 to 2008, Mr. Setubal was a member of the international advisory committee of the Federal Reserve Bank of New York. In 2011, he was recognized as the “Banker of the Year” by Euromoney magazine.

He was a member of the board of directors of Petrobras between 2000 and 2002 and sat on the board of directors of Shell from 2017 to 2020. Since 1994 he has been a member of Itaúsa’s board of directors, currently holding the position of vice-chairman. He is also a member of the board of directors of CCR S.A., Fundação para Educação e Cultura and the Centro de Lideranças Públicas (“CLP”).

He holds a bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil, and a Master of Science in Engineering from the Stanford University, California, U.S.

Ricardo Villela Marino (non-executive vice-chairman) has been vice-chairman of our board of directors since 2020. He was also, a member of our board of directors from 2008 to 2020 and has been the chairman of our Latin America Strategic Council since 2018. He has held several positions in the Itaú Unibanco Group since 2002, including Vice President from 2010 to 2018.

He has also been an alternate member of the board of directors of Itaúsa S.A. since 2011; a member of the Strategy and New Business Committee since 2021; a member of the Sustainability Council since 2019; and he was a member of the Investment Policies Committee from 2008 to 2011; an alternate member of the board of directors of Dexco S.A. since 2009; an alternate member of the board of directors of Itautec S.A. from 2009 to 2019 and an alternate member of the board of directors of Elekeiroz S.A. from 2009 to 2018.

He holds a bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil and a master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alfredo Egydio Setubal (non-executive member) has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015 and member of board of directors since 2008.

He has been the chairman of the board of directors of Dexco S.A. since 2021 and a member of this board since April 2015, a member of the board of directors of Itaú Unibanco since 2007 of Alpargatas S.A. since 2017 and of Copa Energia since 2020.

He has been a member of the superior guidance, nomination and ethics committee of the Instituto Brasileiro de Relações com Investidores (“IBRI”) since 2010, having been chairman of the Board of directors from 2000 to 2003. From 2003 to 2008, he was president of the Brazilian Association of Investment Banks (Associação Nacional dos Bancos de Investimentos) and from 1999 to 2017, he was a member of the board of directors of the Brazilian Association of Corporations (Associação Brasileira das Companhias Abertas – “ABRASCA”).

With respect to social and cultural activities, has been the chairman of the board of trustees of Fundação Itaú para Educação e Cultura (“FIEC”) and the chairman of the decision-making council of the São Paulo Art Museum (Museu de Arte de São Paulo – “MASP”) since 2015. Mr. Setubal has also been a member of the board of directors of the Fundação Bienal de São Paulo since 2009; a member of the board of directors of the São Paulo Modern Art Museum (Museu de Arte Moderna de São Paulo – “MASP”) and of the Contemporary Art Institute (Instituto de Arte Contemporânea – “IAC”).

He holds a bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, with a specialization from INSEAD, Fontainebleau, France.

Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a member of our board of directors since 2018. She has held several positions at the Itaú Unibanco Group, including member of the board of directors from 1996 to 2001.

She has also been an alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; vice chairman of the board of directors of Itaúsa S.A. since 2017; a member of our personnel committee of Itaú Unibanco Group since 2018; a member of our nomination and corporate governance committee since 2018; a member of our ESG committee (formerly known as social responsibility committee) since 2019; a member of the sustainability and risks committee of Itaúsa S.A. since 2021; vice chairman of the board of trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the steering council of Itaú Social since 2017; a member of the advisory board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding president of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001 and Fellow Ashoka since 2010.

Since 2018, she has been the first representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions designed to encourage the development of new technologies that may help solve some of mankind’s major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change; and she is also a member of the advisory board of the Stanford Down Syndrome Research Center since January 2022, and the advisory board of UCLA Lab School since May 2022.

She was a member of the advisory board of Akatu Institute from 2013 to 2017; a member of the advisory board of the Fairplay organization from 2015 to 2017; and a member of the advisory board of Conectas from 2003 to 2018, a member of Dexco's Sustainability Committee from 2015 to 2018 and an alternate member of Dexco's Board of Directors from 2018 to 2020.

She holds a bachelor’s degree in Teaching with major in School Administration and a master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil and took graduate studies in Business Administration courses at the Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil (incomplete).

Candido Botelho Bracher (non-executive member) has been a member of our board of directors since 2021. He has held several positions at Itaú Unibanco Group, including CEO from 2017 to 2021, Wholesale Banking Senior Vice President (“Diretor Geral”) from 2015 to 2017 and Vice President from 2004 to 2015.

He has been a member of the board of directors of Mastercard Inc. since 2021, and of Instituto Acaia. He is also a columnist for Folha de São Paulo, a Brazilian newspaper.

He was a member of the board of directors of B3 S.A. – Brasil, Bolsa, Balcão from 2009 to 2014 and Pão de Açúcar – Companhia Brasileira de Distribuição from 1999 to 2013.

He holds a bachelor’s degree in Business Administration from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil.

Cesar Nivaldo Gon (independent member) has been a member of our board of directors since 2022 and a member of our personnel committee since 2021.

He is the founder and has been the CEO of CI&T Inc. since 1995, acting as the figurehead for topics on leadership development and digital transformation.

Mr. Gon has been a member of the board of directors of Sensedia since 2012, a technology advisor to the Boticário Group since 2020, and a member of the board of directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the boards of directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.

In 2019, Mr. Gon was recognized as “Entrepreneur of the Year in Brazil” by Ernst & Young.

Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist.

He holds a bachelor’s degree in computer engineering and a master’s degree in computer science from the Universidade de Campinas (“UNICAMP”), Campinas, São Paulo, Brazil.

Fábio Colletti Barbosa (independent member) has been a member of our board of directors since 2015.

In 2022 he took office as CEO of Natura & Co. He has been a member of the board of directors of Companhia Brasileira de Metalurgia e Mineração (“CBMM”) since 2015; a member of the board of directors of Ambev since 2021.

He was the CEO of Abril Comunicações S.A. from 2011 to 2014; chairman of the board of directors of Banco Santander (Brazil) S.A. in 2011; CEO of Banco Santander S.A. from 2008 to 2010; and CEO of Banco ABNAMRO/Real S.A. from 1996 to 2008.

He also served as chairman of the board of directors of Fundação OSESP from 2012 to 2019 and a member of the board of directors of Centro de Liderança Publica (“CLP”) from 2010 to 2023, and has been a board member of UN Foundation, U.S., since 2011 and a member of the board of directors of Instituto Empreender Endeavor from 2012 to 2019.

He holds a bachelor’s degree in Business Administration from FGV, São Paulo, Brazil and a master’s degree in Business Administration from the Institute for Management Development (“IMD”), Lausanne, Switzerland.

Frederico Trajano Inácio Rodrigues (independent member) has been a member of our board of directors since 2020.

He has been the CEO of Magazine Luiza S.A. since 2016, having been an executive sales and marketing officer from 2010 to 2015, and a commercial officer. He was also in charge of the marketing office from 2004 to 2010. He started his career in 2000, being responsible for the E-Commerce department. He has been an effective member of the board of directors of Luizaseg Seguros S.A. since 2005 and has worked in the retail and consumer goods departments at Deutsche Bank Securities from 1998 to 1999.

He holds a bachelor’s degree in Business Administration from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, California, U.S.

João Moreira Salles (non-executive member) has been a member of our board of directors since 2017. He has held several positions at the Itaú Unibanco Group, including officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, where he was a member of the board of directors from 2015 to 2018.

He is currently an officer of Brasil Warrant Administração de Bens e Empresas S.A. (“BWSA”), and CEO of BW Gestão de Investimentos (“BWGI”). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas S.A., where he also serves as member of its finance committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, in New York, U.S.

He holds a bachelor’s degree in Economics from INSPER, São Paulo, Brazil, a master’s degree in Economics and also in Finance, both from Columbia University, GSAS, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (“FEA-USP”), São Paulo, Brazil.

Maria Helena dos Santos Fernandes de Santana (independent member) has been a member of our board of directors since 2021 and chairwoman of our Audit Committee since 2023. She was a member of the Audit Committee between 2014 to 2020 and 2022 to 2023.

She has been a member of the board of directors and chairwoman of the audit committee at CI&T Inc.; and a member of the board of directors at Fortbras S.A.

She was a member of the board of directors from 2018 to 2019, and the chairwoman of the audit committee at XP Inc. between 2019 and 2021, having previously served as the chairwoman of the audit committee at XP Investimentos S.A. from 2018 to 2019. She served as member of the board of directors and coordinator of the people, appointment and governance committee at Oi S.A. from 2018 to 2023; a member of the board of directors at Bolsas y Mercados Españoles (“BME”) from 2016 to 2020; a member of the board of trustees at the IFRS Foundation from 2014 to 2019; a member of the board of directors and chairwoman of the corporate governance committee at Companhia Brasileira de Distribuição S.A. from 2013 to 2017; a member of the board of directors and audit committee coordinator at Totvs S.A. from 2013 to 2017; a member of the board of directors at CPFL Energia S.A. from 2013 to 2015;  chairwoman from 2007 to 2012; and officer from 2006 to 2007 of the Brazilian Securities and Exchange Commission (“CVM”). She represented CVM on the Financial Stability Board (“FSB”) from 2009 to 2012.

She was chairwoman of the executive committee at the International Organization of Securities Commissions (“IOSCO”) from 2011 to 2012, and also a member of the International Integrated Reporting Committee (“IIRC”) in the same period.

She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, where she was responsible for the implementation of the Novo Mercado and other corporate governance segments.

She was vice chairman of the Instituto Brasileiro de Governança Corporativa (“IBGC”) from 2004 to 2006, having been a member of its board of directors between 2001 and 2006. She has been a member of the Latin-American Roundtable on Corporate Governance (“OECD”) since 2000.

She holds a bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (“FEA-USP”) São Paulo, Brazil.

Pedro Luiz Bodin de Moraes (independent member) has been a member of our board of directors since 2003.

He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.

He was an officer from 2002 to 2003; a partner from 2005 to 2014, at Icatu Holding S.A.; and an officer and a partner at Banco Icatu S.A. from 1993 to 2002.

He also served as a monetary policy officer at the Banco Central do Brasil from 1991 to 1992, and as an officer at Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) from 1990 to 1991.

He holds a bachelor’s and master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (“MIT”), Cambridge, Massachusetts, U.S.

Board of Officers

Set forth below is a summary biographical information relating to each of the members of our board of officers:

Executive Committee

Milton Maluhy Filho (CEO), a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007.

He holds a bachelor’s degree in Business Administration.

Alexsandro Broedel (CFO), a member of the Partners Program and has been our CFO since 2021 and held the position of group executive finance officer from 2015 to 2020 and head of investor relations department from 2017 to 2020. He joined the Itaú Unibanco Group in 2012 as the finance and control officer.

He has previously served as an officer of the Comissão de Valores Mobiliários (“CVM”). He is a full professor at the University of São Paulo, Trustee of the IFRS Foundation and member of the board of directors of the Value Reporting Foundation.

He holds a bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (“USP”), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Alexandre Grossmann Zancani (officer), a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of executive officer at the Itaú Unibanco Group from 2019 to 2021.

He was a digital business, data, new undertakings and innovation officer from 2017 to 2019, a risk officer in the individuals and consumers department from 2015 to 2017, an executive credit superintendent of Santander from 2013 to 2015, an executive credit superintendent of Banco Santander (Brazil) S.A. from 2012 to 2013, an executive credit and collection superintendent from 2009 to 2012 of Santander Cards and a member of the board of directors of Banco PSA Finance Brasil S.A. from 2017 to 2018.

He holds a bachelor’s degree in computer engineering from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

André Luís Teixeira Rodrigues (officer), a partner since 2010 and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an officer since 2005. He was an executive officer from 2008 and 2020, having worked at Banco Itaú BBA from 2003 to 2018 and at the Retail Banking segment as from 2019.

Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A.

He holds a bachelor’s degree in mechanical engineering with a major in automation and systems (“mechatronics”) from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil.

Carlos Fernando Rossi Constantini (officer), a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering and experience to fund distribution and management, having held the position of executive officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the head of international private banking division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including officer from 2009 to 2017. He joined the Itaú Unibanco Group in 2007 as a deputy officer from 2007 to 2009.

He holds a bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil.

Carlos Orestes Vanzo (officer), partner, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023.  Mr. Vanzo is currently responsible for the Retail - Individuals, Personnalité, Área 360, Public Authorities and Itaú Seguros (Itaú Insurance) departments. He has held several positions at the Itaú Unibanco Group, including executive officer from 2019 to 2022 and officer of the Corporate and Middle Market segment from 2011 to 2018. He joined the Itaú Unibanco Group in 1997, as a Commercial Superintendent - Corporate and Middle Market from 2004 to 2011.

He holds a Bachelor’s degree in Law from Universidade Paulista, São Paulo, Brazil, a postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil and an Executive MBA from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Flávio Augusto Aguiar de Souza (officer), a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments, having served as executive commercial banking officer, global head of Wealth Management & Services, Global Head of Private Banking and CEO of Banco Itaú International in Miami, U.S. He also served as a member of the board of directors of Itaú International and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018.

Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) from 2015 to 2019.

He holds a bachelor’s degree in business administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in finance from the Fundação Dom Cabral, São Paulo, Brazil.

José Virgilio Vita Neto (officer), a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer and was elected officer in 2011.

He is also an executive officer at FEBRABAN.

He holds a bachelor’s degree in Law from the Universidade de São Paulo (“USP”), São Paulo, Brazil; Master’s degree in contracts law from the Universidad de Salamanca, Spain, a Ph.D. in contracts law from the Universidade de São Paulo (“USP”) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Marina Fagundes Bellini (officer), has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations and Customer Services, Equity and Purchase of Assets departments.

She served as a global officer for technology, digital and shared service center from 2019 to 2022 and as a global CIO and officer for digital transformation in 2018 at BAT, a multinational company headquartered in England, and was also CIO at Pepsico Latin America and CIO and CMO at Pepsico Global, U.S. from 2015 to 2018.

Ms. Bellini served as an officer for integration, technology & shared services in México from 2013 to 2015; global CIO and officer for global shared services from 2009 to 2013; CIO and officer for shared services in Western Europe from 2007 to 2009; officer for shared services in Europe in 2006; and global officer for shared services from 2004 to 2005 and officer for shared services in Latin America from 2002 to 2004 at Anheuser-Busch Inbev and AmBev. She has also worked as senior consultant at PwC from 1995 to 2002.

She holds a bachelor’s degree in economics from the Universidade de Campinas (“UNICAMP”), São Paulo, Brazil; a specialization course in business administration from CEAG, Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, a specialization in consumer connections from the Universidade de Stanford, California, U.S. She also participated in an executive program carried out by the Singularity University, California, U.S. and a High Performance Leadership course from the Institute for Management Development (IMD), Lausanne, Switzerland.

Matias Granata (officer), a partner, has been an officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including officer from 2014 to 2021, being responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks departments.

He holds a bachelor’s degree in economics from the Universidad de Buenos Aires (“UBA”), Buenos Aires, Argentina, a postgraduate degree in economics from the Universidad Torcuato Di Tella (“UTDT”), Buenos Aires, Argentina, and a master’s degree in international economic policy from the University of Warwick, British Chevening Scholarship, United Kingdom.

Pedro Paulo Giubbina Lorenzini (officer), a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for our operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia).

He is a member of the board of directors and a member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (two-year period 2021/2023).

Mr. Lorenzini serves as executive committee member, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career in the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments.

He was chairman of the Treasury Committee from 2010 to 2013 and Citibank’s representative at the board of executive officers of Federação Brasileira de Bancos (“FEBRABAN”) from 2013 to 2021, and chairman of the Treasury Committee from 2010 to 2012 and vice president from 2010 to 2021 of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”).

He holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra (officer), a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, being responsible for the technology department in the position of CIO since 2015. He joined the Itaú Unibanco Group in 1993 as a system analyst, and has held several positions since then, including executive officer from 2014 to 2021, channels officer from 2008 to 2014; financing products superintendent (individuals) from 2007 to 2008; credit policies superintendent from 2006 to 2007; electronic channels management superintendent from 2002 to 2006, and internet project leader from 1996 to 2000.

He holds a Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (“FEA-USP”), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

Sergio Guillinet Fajerman (officer), a member of the Partners Program, and has been an officer, member of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the personnel department. He has held several positions at the Itaú Unibanco Group, including executive officer from 2017 to 2021 and corporate personnel management officer and personnel officer for the Wholesale Banking Office from 2010 to 2017.

He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an MBA in corporate finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil; an MBA from INSEAD, Fontainebleau, France. He has also attended the Advanced Human Resources Executive Program at the University of Michigan, Michigan, U.S.

Officers

Set forth below is a summary biographical information relating to each of the members of our board of officers:

Adriano Cabral Volpini (officer) is a partner and has been our corporate security officer and chief security officer (“CSO”) since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts from 2005 to 2012; Manager of Prevention of Unlawful Acts from 2004 to 2005; Inspection Manager in 2003; Inspector from 1998 to 2003; Auditor from 1996 to 1997 and in the Branch Operation Department from 1991 to 1996. He also holds management positions in several companies of the Itaú Unibanco Group.

He holds a bachelor’s degree in social communication and a postgraduate degree in accounting and financial administration, both from the Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil and an MBA in finance from the Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil.

Álvaro Felipe Rizzi Rodrigues (officer) is a member of the Partners Program and has been our officer since 2014. He is currently responsible for the Legal Wholesale Banking department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans and foreign exchange), the tax department (advisory and litigation), the Proprietary M&A Legal Matters department and the Anti-Trust, Corporate and International Legal Matters departments. He had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent from 2005 to 2014.

He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados.

He holds a bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (“USP”), São Paulo, Brazil. He has also completed a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Andre Balestrin Cestare (officer) is a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022; Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017.

He holds a bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.

Daniel Sposito Pastore (officer) is a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002.

Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (“CVM”), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (“FEBRABAN”).

He holds a bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (“INSPER”), São Paulo, Brazil.

Emerson Macedo Bortoloto (officer) has been our officer since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the internal audit officer, responsible for managing the audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity departments. He was responsible for evaluating processes related to market, credit and operational Risks, in addition to project auditing and continuous auditing. Also, at the Itaú Unibanco Group, he was responsible for auditing in the information technology and retail credit analysis and granting processes.

He has been a member of the audit committees of some of our affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Câmara Interbancária de Pagamentos (“CIP”) and Tecnologia Bancária (“TECBAN”).

He worked at Ernst & Young Auditores Independentes from 2001 to 2003 and at Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes.

He holds a bachelor’s degree in data processing technology, a postgraduate degree in audit and consulting in information security from the Faculdades Associadas de São Paulo (“FASP”), São Paulo, Brazil, and an MBA in internal auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (“FIPECAFI”), Brazil. He has the following certifications: CISA (Certified Information System Auditor), issued by the Information Systems Audit and Control Association (“ISACA”) and CCoaud+ Experienced Audit Committee Member Certification, issued by Instituto Brasileiro de Governança Corporativa (“IBGC”).

Eric André Altafim (officer), is a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives and Digital Assets departments. He has held several positions at the Itaú Unibanco Group, including Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017; Head of Client and Specialized Sales Desks from 2012 to 2015; Head of Derivatives – Wholesale from 2008 to 2012; Senior Trader from 2005 to 2007 and Trader from 1999 to 2000.

Mr. Altafim also served as a Relations and Desk manager at Banco UBS Pactual from 2007 to 2008; Senior Trader at Banco HSBC from 2000 to 2005; Trainee from 1997 to 1999 and Junior Trader in 1999 at Banco CCF.

He holds a bachelor’s degree in business administration from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil and an MBA in economics from the Universidade de São Paulo (“USP”), São Paulo, Brazil.

José Geraldo Franco Ortiz Junior (officer) is a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Corporate Compliance and Money Laundering Prevention departments. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: legal assistant from 2003 to 2004; lawyer from 2004 to 2006; senior lawyer from 2006 to 2008; legal manager from 2009 to 2013, and legal superintendent from 2013 to 2020.

He also worked as non-US legal intern at the law firm Jones Day in New York in 2009 and as an intern at IBM Brasil from 2001 to 2003.

He holds a bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (“USP”), São Paulo, Brazil, and a master’s degree (LL.M) from the Columbia University Law School, New York, U.S.

Lineu Carlos Ferraz de Andrade (officer) has been our officer since 2014. He is currently responsible for Consortium, Vehicle, Real Estate Loan, Payroll Loan, Logistics and Credit Card operations. He has held several positions at the Itaú Unibanco Group, including Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014; Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013; Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011 and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004.

He holds a bachelor’s degree in computer sciences from the Faculdades Associadas de São Paulo (“FASP”), São Paulo, Brazil; an MBA from the Universidade de São Paulo (“USP”), São Paulo, Brazil; a master’s degree in foreign trade and banking from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; a Specialization in Strategic People Management from the Fundação Dom Cabral, São Paulo, Brazil; an Post MBA from the Fundação Instituto de Administração (“FIA”), São Paulo, Brazil and Risk Management from the Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Luciana Nicola Schneider (officer) is a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Investor Relations and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. from 1997 to 2004.

She was also a member of the steering committee from 2005 to 2007 at Associação Junior Achievement of the São Paulo State.

She holds a bachelor’s degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, U.S.

Maira Blini de Carvalho (officer) is a member of the Partners Program and has been our officer since 2022. She is currently responsible for the advisory legal service of the Retail Banking department, including secured business, insurance, means of payment and new technologies, and the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and the government segment. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Lawyer from 2012 to 2013.

She also worked as a foreign associate in 2010 at White & Case LLP, in New York, in the M&A and securities practices; and as a lawyer at Grupo JBS from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios.

She holds a bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a master’s degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S.

Mário Newton Nazareth Miguel (officer) is a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Receivables Information System department and the forwarding to the Central Bank of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010.

He also worked as a product manager from 2007 to 2008 at Banco ABN AMRO Real; as a marketing expert from 2005 to 2007 and client relations analyst from 2004 to 2005 at Claro S.A. and business analyst from 1998 to 2003 at Tess S.A.

He holds a bachelor’s degree in business administration from the Universidade Paulista, São Paulo, Brazil; a postgraduate degree in economics from the Universidade de Campinas, São Paulo, Brazil; an MBA in Business from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; an MBA (International Module) from the Ohio University, Ohio, U.S.; specialization in Executive Leadership from the Fundação Dom Cabral, São Paulo, Brazil and a Postgraduate degree in Positive Psychology from the PUC-RS.

Paulo Sergio Miron (officer) is a member of the Partners Program and has been the officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015.

He has been an officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a member of the fiscal council at the Fundação Maria Cecilia Souto Vidigal, of the fiscal council at Instituto Lemann and of the fiscal council at the Fundação Nova Escola, and a Coordinator of the audit committee at Zup Tecnologia. He has served as a financial specialist at the audit committee of Porto Seguro and XP.

With over 28 years of experience in independent auditing, he was a partner at PwC - Brazil from 1996 to 2014 responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), Brazil and both the government services and the banking departments. He also coordinated the PwC Brazil’s department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues.

He holds a bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Renato Barbosa do Nascimento (officer) is a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, crime prevention, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.

Over his 26-year career at PwC, he has held several positions, including audit partner from 2009 to 2017, where his main responsibility was to lead external audit work for financial institutions located in Brazil and abroad. From 2014 to 2017, he took part in a three-year professional exchange program at PwC in Mexico City, as audit partner, leading the performance of external audit work for subsidiaries of international financial institutions in Mexico. From 2009 to 2014, he was responsible for monitoring the external audit work performed by PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries.

From 2006 to 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in the United Kingdom, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (“IFRS”), Sarbanes Oxley (“Sox”) rules and policies issued by the Public Company Accounting Oversight Board (“PCAOB”). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others.

He holds a bachelor’s degrees in accounting and in business administration, both from the Universidade Paulista, São Paulo, Brazil and an MBA from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. In 2021, he completed the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Renato da Silva Carvalho (officer) is a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. He has held several positions at the Itaú Unibanco Group, including Retail Banking Financial Planning Officer, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017.

He worked as an investment market risk associate director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), market risk associate director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil).

He holds a bachelor’s degree in production engineering from Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil; an MBA in system analysis, project and management from Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”), Rio de Janeiro, Brazil; and a M.Sc.in production engineering from Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil. He has also attended the executive program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (“PRM”) by the Professional Risk Management International Association (“PRMIA”) and a Financial Risk Manager (“FRM”) by the Global Association of Risk Professionals (“GARP”).

Renato Lulia Jacob (officer), has been a partner and our officer, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a member of the disclosure and trading committee since 2019, having served as its chairman since 2020. He has been at the Itaú Unibanco Group for 21 years, having held several positions, including: CEO and member of the board of directors at Itaú BBA International plc, in the United Kingdom; member of the boards of directors at Itaú International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020; managing director of Banco Itaú Argentina S.A. from 2006 to 2010; and a managing director, Head of CIB Europe from 2011 to 2015.

He has been an independent member of the board of the Royal Institution of Great Britain, United Kingdom.

He holds a bachelor’s degree in Civil Engineering from the Universidade de São Paulo (“USP”), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Rubens Fogli Netto (officer) is a member of the Partners Program and has been our officer since 2015. He is currently responsible for the Card Office department. He has held several positions at the Itaú Unibanco Group, having served as Digital Business Officer – Cards and Rede from 2017 to 2019; Product Officer – Cards from 2015 to 2017; Digital Business Superintendent from 2012 to 2017; and Business and Product Superintendent – FIC from 2005 to 2012. Mr. Fogli Netto is also a member of the board of directors at several companies of the Itaú Unibanco Group.

Mr. Fogli Netto has worked at important companies in the markets they operate, such as Citibank from 2002 to 2005, Credicard from 2001 to 2002 and Banco CCF Brasil from 1998 to 2001.

He holds a bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil; an Executive MBA from the Instituto Brasileiro de Mercado de Capitais (“IBMEC”), São Paulo, Brazil; attended the Leadership Transition program from the INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from the MIT Sloan, Cambridge, Massachusetts, U.S.

Tatiana Grecco (officer) is a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital Markets and Liquidity Risk departments.

She has been working in the financial and capital markets field since 1994, when she joined the Capital Markets department. She has built a solid and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a fund portfolio manager at Itaú Asset Management. After that, she worked as a senior portfolio manager of fixed income and technical provision portfolios for five years. She later became the Superintendent of technical provision portfolio management.

In 2009, she started the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.

She has coordinated the ETF committee and the ESG Workgroup at ANBIMA for several years. She was also vice president of the Fixed Income and multimarket funds committee at the same association, contributing to the development of Brazilian Mutual Funds.

Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the conglomerate’s capital management.

She holds a bachelor’s degree in Civil Construction with a major in Technology from the Universidade Estadual Paulista (“UNESP”), São Paulo, Brazil, a postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (“IBMEC”), Brazil, a master’s degree in Business Administration from the Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She is also a Certified Financial Planner (“CFP”) since 2009 and is an Asset Manager certified by ANBIMA (“CGA”).

Teresa Cristina Athayde Marcondes Fontes (officer) is a member of the Partners Program and joined the Itaú Unibanco Group in 2003. She worked until 2017 in the legal advisory to institutional and business departments and, afterwards she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies from 2017 to 2019. She was elected officer in 2020 and has been responsible for the Civil and Retail Litigation Office.

She holds a bachelor’s degree in Law from Faculdade de Direito da Universidade de São Paulo (“USP”), São Paulo, Brazil; a postgraduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and she has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil.

Audit Committee

The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by our audit committee, upon which it shall be incumbent to recommend to our board of directors the choice and dismissal of the independent auditors.

Set forth below is a summary biographical information relating to each of the members of our audit committee:

Alexandre de Barros (independent member) has been a member of our audit committee since 2021. He has held several positions at the Itaú Unibanco Group, including executive vice president of the Technology Department from 2011 to 2015, executive officer from 2005 to 2010, senior managing officer from 2004 to 2005, and managing officer from 1994 to 2004.

He has been an alternate member of Duratex’s board of directors since 2020 and chairman of the IT and digital innovation committee since 2020, having been a specialist member since 2017 and a member of the board of directors since 2015 at Diagnósticos da América S.A. (“DASA”). He was a member of the board of directors of Serasa S.A. from 2003 to 2007, where he also served as the chairman from 2006 to 2007.

He holds a bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (“ITA”), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Fernando Barçante Tostes Malta (independent member) has been a member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including executive officer from 2015 to 2020. Mr. Malta has also served at the internal controls and compliance office since 2016, in charge of the Group’s non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units.  He worked as officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortium, Collection, Legal Operations, and all active customer services from 2015 to 2016.

Mr. Malta was also officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortium and Insurance and Capitalization Operations from 2013 to 2015 departments. He was also officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013; a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011; and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions.  He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008.

Mr. Malta was also an alternate member of the board of directors of Tecnologia Bancária S.A.; a deputy member of the board of directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A.; member of the board of directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc.

He holds a bachelor's degree in Information Technology from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundação Dom Cabral, São Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S., and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland.

Luciana Pires Dias (independent member) has been a member of our audit committee since 2020.

She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at the Escola de Direito da Fundação Getulio Vargas (“FGV”) since 2008. She has been a member of the audit committee at Vale S.A. since 2020.

She was an Officer at the Comissão de Valores Mobiliários (“CVM”) from 2011 to 2015 and Market Development Superintendent from 2007 to 2010. Ms. Dias was a representative of CVM at the corporate governance committee of the Organization for Economic Co-operation and Development – OCDE from 2011 to 2015 and at OCDE’s Latin-American Roundtable on Corporate Governance from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006.

She holds a bachelor’s degree, master’s degree and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (“USP”), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Maria Helena dos Santos Fernandes de Santana (independent member). See “Board of Directors”.

Ricardo Baldin (independent member and financial expert) has been a member of our audit committee since 2021. He has held several positions at the Itaú Unibanco Group, including executive officer, internal audit at Itaú Unibanco S.A. from 2009 to 2015.

He has been the audit committee coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a member of the fiscal council at Metalúrgica Gerdau S.A. since 2020; a member of the board of directors of Terra Santa Propriedades Agrícolas since 2021, a member of the governance of financial institutions committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a member of the board of directors and a member of the audit committee at XP Investimentos S.A. from 2020 to 2021; a member of the audit committee at Totvs S.A. in 2020; a member of the board of directors and audit committee Coordinator at Ecorodovias from 2018 to 2020; a member of the supervisory council and subsequently a member of the board of directors of the Fundo Garantidor de Crédito (“FGC”) from 2018 to 2019; a member of the audit committee at Câmara Interbancária de Pagamentos (“CIP”) in 2014; member of the audit committee of Tecnologia Bancária (“TECBAN”) in 2015 and audit committee coordinator at Redecard S.A. from 2013 to 2014.

He was controllership, technology and internal controls and risks officer at Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) from 2016 to 2017.

He has worked as an independent auditor for 31 years and was a former partner at PwC and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.

He holds a bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has completed a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, as well as from other entities, in addition to several internal courses at PwC.

Rogério Carvalho Braga (independent member) has been a member of our audit committee since 2021 and is a member of the board of directors of Banco Itaú Chile (formerly named CorpBanca). He has held a number of positions at the Itaú Unibanco Group, including officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Banco Itaú Chile (formerly named CorpBanca) from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected officer in 2000.

He holds a bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

Fiscal Council

Our fiscal council is an independent management body, composed of three to five members elected at the Annual Shareholders' Meeting to supervise management activities.

Set forth below is a summary biographical information relating to each of the members of our fiscal council:

Eduardo Hiroyuki Miyaki (member) has been a member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003.

He holds a bachelor’s degree in Civil Engineering from the Universidade de São Paulo (“USP”), São Paulo, Brazil; a master’s degree in Sanitation from the Gunma University, Japan; a master’s degree in Business Administration from CEAG, Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S.

Gilberto Frussa (member) has been a member of the Fiscal Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021; Legal Officer for Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 to 2006.

Has been an external member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January 2022.

Mr. Frussa was also a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen Advogados, responsible for the banking law department from 1993 to 1995. He also worked as a lawyer at Banco BBA-Creditanstalt S.A. from 1989 to 1993 and as a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto Advogados.

Mr. Frussa was also a full advisor of the Conselho de Recursos do Sistema Financeiro Nacional (“CRSFN”) from 2000 to 2003 and from 2011 to 2013. He was also chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) from 2012 to 2015. Additionally, he was an advisor at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an alternate member of the Committee for Evaluation and Selection of the Conselho de Recursos do Sistema Financeiro Nacional since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (“IBGC”) since 2021.

He holds a bachelor’s degree in Law from the Universidade de São Paulo (“USP”), São Paulo, Brazil.

Igor Barenboim (member) has been a member of the Fiscal Council at the Itaú Unibanco Group since 2023. Serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.

He was also superintendent officer at SESI/SENAI from 2017 to 2021; Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016; Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014; Vice President of Capital Management at the treasury department of Banco Itaú BBA from 2011 to 2012; Senior Advisor of the Finance Department of the State of São Paulo in 2011; Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010 and Founding Member and Economist at Gávea Investimentos from 2003 to 2005.

Mr. Barenboim was a member of the board of directors of Senai in 2017; chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015; member of the board of directors of FINEP in 2015; member of the steering board of the Fundo Nacional de Desenvolvimento Científico (National Scientific and Technological Development Fund - FNDCT) in 2015; member of the Joint Commission of the Defense Industry in 2015; member of the interministerial committee on machinery and equipment security in 2015; member of the supervisory council of Companhia de Docas de São Sebastião in 2011; member of the board of directors of Instituto da Previdência (Social Security Institute) of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and member of the board of directors of the Empresa de Informática (IT Company) of the municipal government of Rio de Janeiro in 2010.

He holds a Bachelor’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”), Rio de Janeiro, Brazil and Ph.D. and Master’s degrees in Economics from the Harvard University, Cambridge, Massachusetts, U.S.

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

This evaluation consists of each director’s self-evaluation, a cross-evaluation of the members of the board of directors (where members of our board of directors evaluate each other), the evaluation of the board of directors by its members, the evaluation of the co-chairmen by directors and evaluation of the board of directors committees by their members. This process is structured based on specific characteristics and responsibilities of the board of directors, its members, Co-chairmen, and each of its committees, seeking to achieve a high expertise level. Furthermore, this process is carried out by a third party responsible for distributing specific questionnaires to the board of directors and every board of directors committee, as well as for interviewing individual members of the board of directors and its committees. This person is also responsible for analyzing responses and comparing them to the responses from previous years in order to identify and address any board of directors and the board of director's committee gaps.

Additionally, the Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process, in addition to discussing the outcomes of the evaluation, the composition and the succession plan to the board of directors. In addition to the support provided by this committee, an independent person is responsible for carrying out the evaluation.

Ultimately, our Board of Directors is composed of outstanding knowledgeable professionals with expertise in different areas of operation.

Pre-established Rules of our Board of Directors:

The members of our board of directors must act fairly, in accordance with pre-established rules to avoid conflicts of interest. These rules include:

•	Refraining from taking part in resolutions related to matters in which the director’s interests conflict with ours. The director must inform the board of directors of any possible conflict of interest as soon as the matter giving rise to such conflict is included in the agenda or proposed by the board of director’s co-chairman, and, in any event, before the beginning of any discussion on such matter.
•	In the event the director or a company controlled or managed by this director carries out a transaction with any company in the Itaú Unibanco Group: (a) the transaction must be carried out on an arm’s length basis; (b) if it is not a customary transaction or a provision of services, an appraisal report must be issued by recognized financial advisors evidencing that the transaction was carried out at arm’s length; and (c) the transaction must be disclosed to and conducted under the supervision of the Related Parties Committee, the Ethics and Ombudsman Office or of channels within the Itaú Unibanco Group that are competent in the specific area, subject to the rules and conditions set forth in our Transactions with Related Parties Policy.
•	Serving on no more than four boards of directors of companies that do not belong to the same group.
•	Our directors have no service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

For further information on the members of our Board of Directors see “Board of Directors”.

Officers

The performance appraisal of our officers is defined by the manager based on the priorities of the year discussed together with the appraised.

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

Compensation Committee

We have a statutory compensation committee, or Compensation Committee, that reports to the board of directors, which duties include, but are not limited to:

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

..

Stock-based profit sharing

ITUB4
ITUB4
ITUB4
The program consists of granting preferred shares (ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
managers

In addition, with the objective of retaining/blocking key professionals, whose departure will generate great impact on the organization and/or will favor the competition in a relevant way, we have another profit sharing program based on preferential shares for a specific target audience.

Stock-based
profit sharing
ITUB4
ITUB4
ITUB4
The program consists of
granting preferred shares (ITUB4)
or equivalent instruments
Subject to the limits
established by the
Compensation Committee
Eligible audience
superintendents
and managers

151

	Board of Directors (1) (2) (3)	Board of Officers (2)	Fiscal Council	Audit Committee (3) (4)
Monthly Fixed Compensation	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting.	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting.	Fees in cash approved at the Annual General Stockholders’ Meeting.	Fees in cash approved at the Annual General Stockholders’ Meeting.
Annual Fixed Compensation	Stock-based compensation approved at the Annual General Stockholder’s Meeting.	N.A.	N.A.	N.A.
Benefit Plan	N.A.	Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance.	N.A.	N.A.
Annual Variable Compensation	Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders’ Meeting.	Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders’ Meeting.	N.A.	N.A.

1)	In the event that a member of our Board of Directors is also part of out Board of Officers or our subsidiaries, the compensation will be in line with compensation model of our Board of Officers. Management members who are also part of statutory on non-statutory committees or of our subsidiaries of affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. A non-management member of the Compensation Committee is compensated for his/her duties executed in the referred Committee.
2)	Maxium compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
3)	Member of the Board of Directions and Audit Commitee only receive benefits if they have previously been officers of the Company.
4)	For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Composition of compensation of management members
Member	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2022	25%	19%	54%	2%
	2021	25%	20%	53%	2%
	2020	27%	30%	41%	2%
Board of Officers	2022	9%	-	90%	1%
	2021	8%	-	91%	1%
	2020	14%	-	83%	3%
Fiscal Council	2022	100%	-	-	-
	2021	100%	-	-	-
	2020	100%	-	-	-
Audit Commitee	2022	100%	-	-	-
	2021	100%	-	-	-
	2020	100%	-	-	-

Year Ended in December 31, 2022
a	Body	Board of Directors	Board of Officers	Fiscal Council
b	Number of members	12.00	26.50	6.00
c	Number of members who receive compensation	12.00	26.50	6.00
d	Amount of the highest individual compensation (in R$)	15,648,000	59,188,000	236,000
e	Amount of the lowest individual compensation (in R$)	2,442,000	3,758,000	96,000
f	Avarage amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	5,336,038	16,812,675	161,333
For the annual amount of the lowest individual compensation, members who have not perfomed their duties for the full 12 months of the relevant year were disreguarded. Members who received the amount of the highest compensation in each body perfomed their duties during the 12 months of the relevant year.

Year Ended in December 31, 2021
a	Body	Board of Directors	Board of Officers	Fiscal Council
b	Number of members	12.17	25.25	6.00
c	Number of members who receive compensation	12.17	25.25	6.00
d	Amount of the highest individual compensation (in R$)	14,256,000	52,966,000	180,00
e	Amount of the lowest individual compensation (in R$)	2,392,000	3,150,000	72,000
f	Avarage amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	4,778,137	16,604,654	126,000
For the annual amount of the lowest individual compensation, members who have not perfomed their duties for the full 12 months of the relevant year were disreguarded. Members who received the amount of the highest compensation in each body perfomed their duties during the 12 months of the relevant year.

Year Ended in December 31, 2020
a	Body	Board of Directors	Board of Officers	Fiscal Council
b	Number of members	11.50	19.92	6.00
c	Number of members who receive compensation	11.50	19.92	6.00
d	Amount of the highest individual compensation (in R$)	10,392,000	34,737,000	220,500
e	Amount of the lowest individual compensation (in R$)	2,643,000	2,588,000	88,200
f	Avarage amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	4,483,015	11,598,141	154,105
For the annual amount of the lowest individual compensation, members who have not perfomed their duties for the full 12 months of the relevant year were disreguarded. Members who received the amount of the highest compensation in each body perfomed their duties during the 12 months of the relevant year.

Criteria for Defining Monthly and Annual Fixed Compensation of Management Members:

Fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators, as discussed below:

Fiscal Council	Within the limits established by legislation, members of the Fiscal Council are paid monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).
Board of Directors	The monthly fixed compensation is consistent with market practices and periodically revised to attract qualified professionals. Additionally, history and résumé, among other factors, are taken into account.
Audit Committee	The members of the Audit Committee are paid monthly fixed compensation amount only and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.
Board of Officers	The monthly fixed compensation is established in accordance with the position held and is based on the internal equality principle, since all officers holding equivalent position earn the same monthly fixed compensation amount, also enabling their mobility in our different businesses. Fixed compensation amounts are determined taking into account market competition.

Criteria for Defining the Annual Variable Compensation of the Board of Officers(1):

The annual variable compensation takes into account the following main factors:

•	Performance of the officer;
•	The result of the applicable business area;
•	Financial results of the companies which belong to the Itaú Unibanco Conglomerate; and
•	The relation between the results mentioned and the risks taken.
(1)	Within the limits established by legislation, the compensation of Officers in charge of internal control and risk departments is determined irrespective of the performance of the business areas they control and assess so as not to give rise to any conflicts of interest. However, even though compensation is not impacted by the results from business areas, it is still subject to any impacts arising from our results.

Distribution of the Annual Variable Compensation of the Board of Officers(2):

Regarding the annual variable compensation:

•	30% is paid in cash on demand; and
•	70% is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.
(2)	In accordance with CMN Resolution No. 3,921, a portion of the variable compensation must be deferred.

Delivery of Preferred Shares Related to the Annual Variable Compensation of the Board of Officers:

.

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

156

.

Partners Program

Participants of the Partners Program must use part of the annual variable compensation to purchase preferred shares (ITUB4).

NET VARIABLE COMPENSATION
ITUB4
This investment must be retained for:
30% 3 years
70% 5 years
Holding Partners
50% 3 years
50% 5 years
Partners

Matching

Holding partners and partners are eligible to receive shares as a return on the investment made through the Program (Matching).

ITUB4

AVAILABLE FOR SALE 100%

Grant year — Year 1 — Year 2 — Year 3 — Year 4 — Year 5

Delivery

Of the total granted:
30% vests in the 3rd year and 70% vests in the 5th year after the award **(for Holding Partners)**

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

Year 3: DELIVERY YEAR — ITUB4

Year 5: DELIVERY YEAR — ITUB4

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

.

In 2021, with the purpose of making the program more comprehensive and competitive, we increased the number of vacancies.

In addition, looking for greater liquidity for participants, the partners shares are unavailable for sale for a maximum period of 5 years, instead of 8 years as in previous years.

Stock Grant Plan and Stock Ownership Requirements

In order to consolidate the rules of our long-term stock-based incentive programs, described under items above, under the terms of CVM Resolution No. 77/22, we approved the Stock Grant Plan at the 2022 Extraordinary General Stockholders’ Meeting.

In addition, in 2019 the Compensation Committee determined that members of the executive committee must comply with a stock ownership requirement of a minimum equivalent (i) to 10 times the annual salary for the CEO and (ii) to 5 times of the annual salary for other executive committee members, which must be complied within a five-year period of after their position’s start date.  As of December 31, 2022, the chief executive officer and most executive committee members met the minimum tenure requirement.

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

6C. Board Practices

Board of Directors Committees

The organizational chart below presents our eight committees, reporting directly to our board of directors, which is responsible for electing these committee members for a one-year term of office, conditioned on their having proven knowledge in the respective areas of work and technical qualification compatible with their duties.

The committees may hire outside experts but must always maintain the integrity and the confidentiality of their work.

Oversees the quality and integrity of the financial statements
Oversees compliance with legal and regulatory requirements
Audit Committee	Supervision of internal controls and risk management
Since 2014	Supervision of performance, independence and quality of internal audit activities and of the work of the independent accountant
100% of the members are independent
62 meetings
Promote discussions on incentive and compensation models
Compensation Committee	Develops compensation policies for management members and employees
Since 2011	Establishes Goals
100% of the members are non-executive
4 meetings
Establishes policies for attracting and retaining talented professionals
Personnel Committee	Proposes guidelines for recruiting and training employees
Since 2009	Presents long-term incentive programs and monitors the culture of meritocracy
100% of the members are non-executive
4 meetings
Proposes budgetary guidelines
Provides inputs for decision-making processes
Strategy Committee	Recommends strategic guidelines and investments opportunities (Mergers and Acquisitions)
Since 2009	Internationalizes and creates new business areas
100% of the members are non-executive
5 meetings
Manages transactions between related parties
Related Parties Committee	Ensures equality and transparency for these transactions
Since 2013	100% of the members are independent
11 meetings
Supports the Board of Directors
Establishes the risk appetite
Evaluates the cost of capital x the minimum return expected
Risk and Capital Management Committee	Allocates capital
Oversees management activities and risk control
Since 2009	Improve risk culture
Complies with regulatory requirements
100% of the members are non-executives
12 meetings
Periodically reviews the criteria for nomination and succession
Provides methodological support for the assessment of the Board of Directors and Chief Executive Officer
Nomination and Corporate Governance Committee	Nominates members of the Board of Directors and General Managers
Analyzes potential conflicts of interests
Since 2013	100% of the members are non-executive
2 meetings
Defines strategies to strengthen the corporate social responsibility of the Company in all its elements, including a voluntary strategy
Analyzes the performance of social institutions related to the Company and the initiatives directly executed by the Company
Ensures the appropriate degree of autonomy among social institutions and the Company
Fosters the search for synergies and opportunities to increase efficiency between institutions and the Company as well as the institutions themselves
Environmental, Social and Climate Responsibility Committee	Approves multi-annual budget for initiatives that depend on the Company’s resources
Monitors the quality of governance of each institution
Since 2019	Defines the allocation process of the Rouanet Law as well as the other existing incentive laws and approve the contributions to be made by the Company or other companies of the Itaú Unibanco Group.
100% of the members are non-executives
3 meetings

Two of these committees are statutory bodies:

Audit Committee

We have an Audit Committee, which complies with the rules issued by the CMN for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Created in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate.

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

Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the board of directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the board of directors. None of the members of the Compensation Committee are members of our board of officers.

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

Ombudsman

Our Ombudsman office (also known as “Ouvidoria”) focuses on three main pillars:

•	Customer Service: last resource, with significant degree of independence, to investigate and attempt to resolve clients complaints within the organization. Clients who are not satisfied with the answers received on previous contacts (within the last 30 days) are eligible.
•	Continuous improvement: aims to identify systemic issues, through complaints root cause analysis, and address them (with the help of all other organization teams involved) for continuous improvement of products, services, customer satisfaction on a timely manner as well as guarantee ethics and transparency guidelines.
•	Compliance with regulatory obligations comply with regulatory obligations: responsible for the governance of all processes related to client complaints through regulators (Central Bank, SUSEP, CVM, etc) and consumer protection bureaus helping provide and ensure adequate solutions for all clients. Processes are subject to regulatory supervision by the agencies.

The Ombudsman’s office is also responsible to monitor and report main complaints and action plans to improve customer experience to executives and upper management in strategic committees. Every bi-annual report is prepared with information about the most critical complaints received to be submitted to audit committee.

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

6D. Employees

We had 101,094 employees as of December 31, 2022 compared to 99,598 employees as of December 31, 2021.

The following tables show the total number of employees as of December 31, 2022, 2021 and 2020, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31,			Variation
	2022	2021	2020	2022 - 2021		2021 - 2020
In Brazil	89,147	87,341	83,919	1,806	2.1%	3,422	4.1%
Abroad	11,947	12,257	12,621	(310)	(2.5)%	(364)	(2.9)%
Argentina	1,486	1,554	1,584	(68)	(4.4)%	(30)	(1.9)%
Chile	5,237	5,214	5,340	23	0.4%	(126)	(2.4)%
Colombia	2,395	2,691	3,098	(296)	(11.0)%	(407)	(13.1)%
Uruguay	1,118	1,079	1,065	39	3.6%	14	1.3%
Paraguay	1,155	1,007	975	148	14.7%	32	3.3%
Europe	241	226	209	15	6.6%	17	8.1%
Other	315	486	350	(171)	(35.2)%	136	38.9%
Total	101,094	99,598	96,540	1,496	1.5%	3,058	3.2%

Employees (by operating unit)	As of December 31,			Variation
	2022	2021 (3)	2020 (3)	2022-2021		2021 - 2020
Whosale	21,497	20,469	19,684	1,028	4.8%	785	3.8%
Retail	56,035	56,620	57,295	(585)	(1.0)%	(675)	(1.2)%
Technology (1)	15,422	14,235	11,079	1,187	7.7%	3,156	22.2%
Support Areas (2)	8,140	8,274	8,482	(134)	(1.6)%	(208)	(2.5)%
Total	101,094	99,598	96,540	1,496	1.5%	3,058	3.1%
1)	Includes 2.891 ZUP employees (2022)
2)	Includes: Human Resources, Audit, Corporation, Finance, Operations, Risks and Marketing
3)	2020 and 2021 acording to organizational restructuring

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

With respect to labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 1044 active employees with roles in the various boards of directories of the representative labor unions. As set forth in the collective labor agreement for bank employees, 458 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles.

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

6E. Share Ownership

As of December 31, 2022, our Board of Directors and our Board of Officers directly owned an aggregate amount of 0.6290% common shares and 0.7058% preferred shares. Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our Board of Directors and our Board of Officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2022.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

Main Shareholders

We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family.

Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2022.

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

The table below presents information on the persons that, to our knowledge, beneficially own at least 5% of our common or preferred shares as of December 31, 2022:

Stockholders	Common Shares		Preferred Shares		Total
	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	2,564,084,404	51.71%	-	-	2,564,084,404	26.15%
Itaúsa S.A.	1,943,906,577	39.21%	169,323	-	1,944,075,900	19.83%
BlackRock, Inc (1)	-	-	349,925,097	7.22%	349,925,097	3.57%
Dodge & Cox (1)	-	-	241,984,749	4.99%	241,984,749	2.47%
GQG Partners LLC	-	-	253,506,105	5.23%	253,506,105	2.59%
Others	450,299,378	9.08%	3,996,991,027	82.49%	4,447,290,405	45.36%
Subtotal	4,958,290,359	100.00%	4,842,576,301	99.93%	9,800,866,660	99.97%
Treasury stock	-	-	3,268,688	0.07%	3,268,688	0.03%
Total	4,958,290,359	100.00%	4,845,844,989	100.00%	9,804,135,348	100.00%
1)	Share ownership information provided by stockholder.
2)	Date: December 31, 2022

On February 24, 2022, we informed our shareholders and the market about a change in the share capital of Cia. E. Johnston, which holds an interest in IUPAR and, therefore, indirectly controls us. The Cia. E. Johnston’s share capital was divided among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, but will be distributed as follows: (i) Fernando Roberto Moreira Salles will be the holder of 50% of Cia. E. Johnston’s share capital; and (ii) Pedro Moreira Salles and his son, João Moreira Salles will hold, respectively, 44% and 6%, of Cia. E. Johnston’s share capital.

Walther Moreira Salles and his brother João Moreira Salles will cease to be shareholders of Cia. E. Johnston, transferring their respective interests to the remaining shareholders, Fernando Roberto Moreira Salles and Pedro Moreira Salles, and to the new shareholder, João Moreira Salles, pursuant to a share sale and purchase agreement.  The transaction remains subject to approval by Central Bank. This operation will result in João Moreira Salles (son of Pedro Moreira Salles) becoming a new shareholder in our indirect controlling block. There will be no change in the interest held by Cia. E. Johnston in the share capital of IUPAR.

For further information, please refer to our Investor Relations website, which is not incorporated by reference into this annual report.

ADSs Held in Host Country

As of December 31, 2022 908,054,869 ADSs (18.7% of the total outstanding shares of our preferred shares) were outstanding and held of record by 57 institutional depositary receipts.  We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

IUPAR Stockholders’ Agreement

Itaúsa and Cia. E. Johnston have a stockholders’ agreement that governs their relationship as controlling stockholders of  IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. For further information, please refer to our Investor Relations website, which is not incorporated by reference into this annual report.

Transfer of Control and Increase of Interest in the Share Capital

Subject to the provisions of the IUPAR stockholders’ agreement, our Bylaws do not contain any provision that is intended to delay, defer or prevent a change in our shareholding control or that would operate only with respect to a merger, acquisition or corporate restructuring of Itau Unibanco or its subsidiaries. However, according to Brazilian regulation all such transactions must be carried out in accordance with procedures established by the CMN and be previously approved by the Central Bank.

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

CMN Resolution No. 4,693/18 establishes the definition of “qualified equity interest” as a holder that owns 15% or more of the capital of the legal entity for purposes of credit transactions by financial institutions with its related parties.

For further details on restrictions on the operations of financial institutions, see “Item 4B. Business Overview – Supervision and Regulation.”

On October 22, 2012, our board of directors approved a Transactions with Related Parties Policy, which is reviewed annually. The definition of related party for the purpose of disclosures in financial statements is provided in this Transactions with Related Parties Policy and includes controlling shareholders and entities controlled by or under common control with, us, as well as the directors and officers of these entities, certain family members of such individuals and any entities controlled directly or indirectly by them. Our Transactions with Related Parties Policy provides that any transaction involving related parties must be carried out at arm’s length, comply with all practices put in place by our management, be executed in writing, and be clearly disclosed in our financial statements according to the materiality criteria provided by accounting standards.

Any related party transaction or series of transactions within a one-year period that exceeds R$2 million (defined as a “Significant Amount”), except those exclusively involving entities controlled, directly or indirectly by us is analyzed by the Related Parties Committee and reported to our Board of Directors on a quarterly basis. The Significant Amount used to be R$ 1 million from 2013 to 2021.

Transactions between companies included in the consolidation were eliminated in our audited consolidated financial statements and take into consideration the absence of risk. For further information, see “Note 31 – Related parties” to our audited consolidated financial statements.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A. Consolidated Statements and Other Financial Information

The information included in Item 18 of this annual report is contained under the caption "Item 18. Financial Statements" below.

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

For further information on the risks arising from these proceedings, see “Item 3D. Risk Factors — Regulatory, Compliance and Legal — We are subject to financial and reputational risks from legal and regulatory proceedings.”

For further information and details about the changes in the provisions and respective escrow deposits for legal proceedings and main types of disputes, see Note 2.3 to our audited consolidated financial statements. The following table sets forth our provisions for such contingencies as of December 31, 2022, 2021 and 2020.

	For The Year Ended December 31,
Provision	2022	2021	2020
	(In millions of R$)
Civil	3,231	3,317	3,511
Labor	8,186	8,219	8,015
Tax proceedings and legal obligations	6,214	6,498	6,810
Other	1,844	1,558	1,483
Total	19,475	19,592	19,819

Civil Litigation

Litigation Arising from Government Monetary Stabilization Plans

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government as a measure to combat inflation. For further information on risks arising from Government Monetary Stabilization Plans, see “Item 3D. Risk Factors – Legal and Regulatory Risks, Decision on lawsuits due to government monetary stabilization plans may have a material adverse effect on us”.

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

On April 10, 2023, our subsidiary Itaú Unibanco S.A. entered into a settlement agreement with the state of Paraná, Brazil, in the context of a legal proceeding. Pursuant to the terms of the settlement agreement, which is still subject to ratification by the Brazilian Supreme Court, Itaú Unibanco S.A. will receive a total aggregate amount of R$1.7 billion by the state of Paraná within a period of 20 years.

Labor Litigation

In 2022, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which individually materially and adversely affected our results. Among these labor claims, filed against us (including our subsidiary), there are claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have also filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2022, there were 51,089 labor claims filed against us.

The main requests in the labor claims filed by our current and former employees include overtime payment, salary parity and claims with respect to our method to assess overtime pay, and allegations of subsidiary liability of the companies within our group (in case of outsourced service providers).

We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for disabled personnel. In the year ended December31, 2022, we paid approximately R$ 2,936 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance with the agreements signed and to the rulings imposed by labor courts.

Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

For further information about labor claims see Note 2. Significant Accounting Policies – c) Critical Accounting Estimates and Judgment - X. Provisions, Contingencies and Other Commitments” to our audited consolidated financial statements.

Tax Litigation

We have certain tax disputes, which involve discussions of interpretation of tax rules, in addition to the legality or unconstitutionality of current legislation.

We classify tax due as legal liability when the unconstitutionality of the legislation in force is being challenged. Legal liability taxes are accrued regardless of the likelihood of loss.

Tax contingencies correspond to the principal amount of taxes involved in administrative or judicial challenges, with legal adjustments, when applicable. A provision is recognized whenever the chance of probable loss prevails. Below is a summary of our main tax proceedings as of the date of this annual report.

On June 25, 2013, we received a notice of deficiency from the Brazilian tax authorities alleging that we failed to pay approximately R$ 19,872 million of corporate income tax , or IRPJ, (updated as of December 31, 2022), plus accrued penalties and interest, and approximately R$ 11,519 million of social contribution taxes (updated as of December 31, 2022), plus accrued penalties and interest, in 2008 fiscal year, as a result of the corporate transaction that led to the association of Itaú Holding and Unibanco Holdings S.A. On April, 10, 2017, the administrative tax court of appeals (“Conselho Administrativo de Recursos Fiscais”), or CARF, issued a favorable decision to us, canceling the tax assessment notice. The Brazilian tax authorities appealed to the Superior Chamber of CARF. As we understand that the CARF decision is final, and there is no possibility of a review, we presented a writ of mandamus to have the CARF decision judicially recognized, which was granted by the trial court and upheld by the competent court of appeals. As of the date of this annual report, the writ of mandamus awaits judgment of the Brazilian tax authorities’ appeal. We assess the risk of loss in this tax proceeding as remote.

Additionally, on November 14, 2013, we received another notice from Brazilian tax authorities also in connection with the merger between Itaú Holding and Unibanco, charging R$2.4 million of income taxes (updated as of December 31, 2022), and R$824 million of social contribution taxes (updated as of December 31, 2022), in addition to fine and interest. We had a definitive unfavorable decision issued by the CARF on the administrative level and brought the discussion to the judicial level. In September 2020, the trial court issued a decision favorable to us. As of the date of this annual report, it awaits the judgment of an appeal filed by the Brazilian tax authorities. We assess this litigation as a remote loss.

In November 2019, we received tax assessment notice from the Municipality of São Paulo, in the approximate amount of R$6 billion (updated as of December 31, 2022), for the alleged non-payment of municipal tax on services (ISS) in connection with leasing and credit card operations. We defend the illegality of the charges and that the tax was duly collected from the municipality of Poá, in the state of São Paulo.

For further information about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes see Note 2. Significant Accounting Policies – c) Critical Accounting Estimates and Judgment - X. Provisions, Contingencies and Other Commitments” to our audited consolidated financial statement.

Shareholders’ Payment

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

The amount paid to stockholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such case, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. For further information see “Item 10E. Taxation”.

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

For further information see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives, b) Interest and Similar Expense,” to our audited consolidated financial statements and “Item 4B. Business Overview —Supervision and Regulation—Basel III Framework—Implementation of Basel III in Brazil.”

For further information on the payment of dividends to our ADS holders see “Item 12D. American Depositary Shares—ADS Holders’ Payment of Dividends”.

8B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

9A. Offer and Listing Details

Our Shares and ADSs

Since 1996, we have been holding meetings with institutional investors in Brazil, the United States and Europe to present our governance practices, financial performance and value creation strategy, among other significant issues. Since, 2022, to strengthen our position in the Brazilian capital market and forge closer ties with stockholders and investors, we have been holding annual presentations in different Brazilian regions where APIMEC operates.

For the remaining information relating to our ADSs see Exhibit 2(c) to this annual report.

Brazil		United States
B3 - Bolsa, Balcão		NYSE
Level 1	Level 1	Level 2
ITUB3	ITUB4	ITUB
Common Shares	Preferred Shares	Preferred Shares
American Depositary Shares (ADSs)
Shareholders' rights		ADS holder rights
Common shares	Preferred shares	ADSs
– Entitle the holder to one vote at our general stockholders’ meetings (one share has one voting right) – the voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares.	– Priority to receive mandatory dividends, in the amount of R$0.022 per share;	– Preemptive right in the subscription of new shares in any capital increase.
– 80% tag-along; and	– 80% tag-along;
– Preemptive right in the subscription of new shares in any capital increase	– Preemptive right in the subscription of new shares in any capital increase;
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

9B. Plan of Distribution

Not applicable.

9C. Markets

Regulation of the Brazilian Securities Market

According to the Brazilian Corporate Law, a company is considered publicly traded or closely held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly held companies, such as Itaú Unibanco, are registered with the CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements.

Our preferred shares and common shares have been trading on the São Paulo stock exchange (B3) since 1944. Our preferred shares have been traded on the NYSE in the form of ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. ADS holders have no stockholder rights, which are governed by Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs.  Holders of ADSs have ADS holder rights.

Disclosure Requirements

Under CVM rules, publicly traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly held company or the decision of investors to buy, sell, or hold these securities, is considered material. The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document. Since 2018, the publicly held companies, like us, have to present a form about a “Brazilian Corporate Governance Code” in the “apply or explain” format.
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

Until May, 2019, if an investor were to trade in our shares on the B3, the investor's trade would settle in three business days after the trade date. The seller was ordinarily required to deliver the shares to the exchange on the third business day following the trade date. As of May 27, 2019, the trade is settled in two business days after the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.

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

For a description of certain tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 4,373/14, see “Item 10E. Taxation – Brazilian Tax Considerations—Taxation of Gains”.

Corporate Governance Practices of B3

In 2000, B3 introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado” with the purpose of stimulating the market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called “Bovespa Mais” and “Bovespa Mais Nível 2”, specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders’ rights and increase the quality of the information made available to shareholders. Newly amended rules for Levels 1 and 2 of Differentiated Corporate Governance Practices for the "Novo Mercado" listing segment of the B3 came into effect in February 2023.

To become a “Level 1” company, like us, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that shares that represent at least 20.0% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its board of directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders' agreement and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

To become a “Level 2” company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions, such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the B3's “Level 2” segment is in force; (iv) the board of directors must be made up of at least five members, of which at least a minimum of 20.0% shall be independent members with a term of office limited to two years, and reelection is permitted; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the “Level 2” segment; and (vii) exclusively adopt the B3 “Arbitration Board” rules for resolving any conflicts between the company and its investors.

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

Corporate Purpose

We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55 (11) 2794-3547. We are primarily governed by Brazilian Corporate Law and our Bylaws. Our Taxpayer’s Registry (CNPJ) is 60.872.504/0001-23, and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35300010230.

Our corporate purpose, as set forth in Article 2 of our Bylaws, is (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes.

Our agent for service of process in the U.S is the general manager of our Miami branch, which is located at 200 South Biscayne Boulevard, Floor 22, Miami, FL – 33131.

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

Form and Transfer

Our shares are book-entry and Itaú Corretora is our bookkeeping service provider. Therefore, the shares issued by us are to be kept in deposit accounts, under the investor’s name.

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

Dividend Rights

For a description of dividend rights, see “Item 8. Financial Information - Stockholders’ Payment”.

Threshold above which Shareholder Ownership must be Disclosed.

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

As a financial institution, we are subject to certain limitations set forth by Law No. 4,595/64, as amended by Law No. 13,506/17, as well as related regulations.

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

Stockholders attending general meetings must prove that they are holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy, pursuant to article 126 of Law No. 6,404/76, provided that the proxy must send his/her identity document and the documents listed below proving the validity of his/her power of attorney (we request that documents produced abroad are consularized or apostilled and accompanied by the respective sworn translation). We clarify that the representative of a legal entity shareholder does not need to be a shareholder, company manager or lawyer.

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

The three main pillars of our corporate governance structure are:

IUPAR (Itaú Unibanco Participações)	- Alignment and union among shareholders;	Family Control
	- Group’s vision, mission and values;	With a long-term strategic vision
- Significant mergers and acquisitions;
- Performance evaluation and admission of family members; and
- Discussion and approval of the long-term strategy.
Itaú Unibanco Board of Directors	- Definition and monitoring of the company’s strategy;	Value Creation
	- Mergers and acquisitions;	Strategy definition
- Monitor the Executive Committee’s performance
- Nomination of officers (meritocracy);
- Budget approval;
- Definition and monitoring of incentive and compensation models and goal settings;
- Supervision of the technologies strategy;
- Definition of the meritocracy policies; and
- Business operation supervision.
Executive Committee	- Implementation of Board of Director’s guidelines and goals;	Professional management
	- Business operation and strategies for products and segments;	Implementation of strategy and day-to-day management
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

Below we present the main documents related to our corporate governance, including our Bylaws, as approved by our Board of Directors.

•	Bylaws: establishes our principles and rules of operations, such as the definition of our corporate purpose, composition of capital stock, responsibilities of statutory bodies, appropriation of net income, and our listing segment in stock exchanges, among others.
•	Internal Charters: we have internal charters that regulate the operation of our Board of Directors, Board of Directors Committees, Board of Officers and Fiscal Council, in conformity with applicable legislation and best corporate governance practices.
•	Policy for the Nomination and Succession of Members of the Board of Directors, Committees Reporting to the Board of Directors and the Executive Board: this policy establishes minimum requirements for the nomination and succession of members to the Board of Directors, Board of Directors committees and our Board of Officers.

•	Code of Ethics: applies to all of our employees, members of the Board of Directors and officers and is based on principles that support an organizational culture focused on the enhancement of people, strict compliance with rules and regulations and continuous development.
•	Policy for Trading our Securities: the purpose of this policy is to establish guidelines and procedures to be followed by us and bound persons, to ensure transparency in the trading of our securities by all interested parties, without privileging some to the detriment of others.
•	Transactions with Related Parties: the purpose of this policy is to establish rules and consolidate procedures to be followed in related party transactions, ensuring equality and transparency and as such, ensuring stockholders, investors and other stakeholders that we are in compliance with best corporate governance policies.
•	Corporate Policy and Procedure Disclosure of Material Information: this policy address the public disclosure of material information and the requirement to keep such information confidential until disclosed in accordance with applicable rules.
•	Relationship Policy with Public Officials and Contracting with Bodies, Entities and Companies of Public Administration: this policy guides the relationship with public officials and public entities with respect to our institutional interests and the financial system in general, in an organized manner.
•	Corporate Governance Policy: this policy consolidates the Corporate Governance principles and practices adopted by us so that they can be disseminated throughout our company.
•	Anti-Corruption Corporate Policy: the purpose of this policy is to establish rules for avoiding conflicts of interests in processes related to donations and sponsorship and in relationships with clients, suppliers and partners, in the public and private sectors, and also to establish guidelines and procedures to prevent and combat corruption, such as training, communication, consultation and complaint channels.

Our Practices

Given that our shares have traded on the São Paulo Stock Exchange (currently B3) since 1944 and our ADSs have traded on the NYSE since 2002, we are required to comply with the rules of the CVM, the B3, the SEC and the NYSE.

The following timeline illustrates the main Corporate Governance practices adopted over recent years:

.

Itaú

1944
Shares traded on B3

1995
Stock Option Plan

1996
Start of APIMEC meetings and road shows

1999
Inclusion in the Dow Jones Sustainability Index

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

2019
Creation of Social Responsibility Committee

2020
Disclosure of the Management Members' Compensation Policy

2021
Partner Program Membership Expansion

2022
Social Responsiblity Committee increases its scope, accumulating issues related to Environmental and Climate Responsibility

.

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
	Extraordinary Stockholders’ Meeting: It is held when convened to resolve on key matters that are not the exclusive responsibility of the Annual General Stockholders’ Meeting.	Our meetings are held with a quorum representing approximately 90% of our voting capital.
Fiscal Council	An independent body operating independently from Management, our external auditors and Audit Committee. It supervises the activities of our Management, examines and opines on our financial statements for the year ended, among other duties established by Brazilian law.	It is composed of 3 to 5 members elected annually by our stockholders, one of whom by minority preferred stockholders.
Board of Directors	It is responsible for establishing our general business guidelines, including for our subsidiaries, and holds ordinary meetings eight times per year and extraordinary meetings when necessary.	It is composed of 12 members, all non-executive, and of whom 5 are deemed independent (41.67%). The turnover of the Board members is carried out in accordance with our bylaws, which provide for the ineligibility of persons who have reached the age of 70. Members are elected annually by our stockholders.
Board of Officers	It implements the guidelines proposed by the Board of Directors. Officers manage our daily business activities, ensuring the best allocation and management funds to accomplish the goals we have set.	It is composed of 5 to 35 members, including Chief Executive Officer and Officers, in conformity with the guidelines established by the Board of Directors for filling these positions. Members are elected annually by the Board of Directors. Each member elected to our Board of Officers must be approved by the Central Bank. According to Brazilian law, an acting officer retains their position until they are reelected or a successor takes office.
Disclosure and Trading Committee	This Committee is responsible for:	It is composed of:
	Managing the Policy for the Disclosure of Material information and the Policy for Trading our Securities.	members of our Board of Directors;
	Carrying out internal actions intended to improve the information flow.	members of our Board of Officers or of any other Itaú Unibanco Group company;
	Promoting the ethical conduct of our management members and employees.	Professionals of proven knowledge in the capital markets area;
	Ensuring transparency, quality, equality and security of the information provided to our stockholders, investors and other capital market players.	Investors Relations Officer (a permanent member of the Committee).

Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Commiteee
Personal Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Environmental, Social and Climate Responsability Committee
Compensation Committee
LATAM Strategy Council
Internal Audit
Executive Committee
Board of Officers
Disclosure and Trading Committee
Advisory Councils
Statutory committees
Non-statutory committees

10C. Material Contracts

None.

10D. Exchange Controls

Individuals or legal entities domiciled outside Brazil may own our stock through ADSs negotiated in a U.S. Exchange or through direct investments in the Brazilian Market.

However, the right to convert dividend payments and proceeds from the sale of our shares in the Brazilian Market, into foreign currency and to remit such amounts abroad is subject to compliance with requirements of Brazilian foreign investment and foreign currency legislation.  This legislation generally requires, among other things, documentary evidence that establishes the legality, the legitimacy and the economic validity of the exchange operation and that the relevant investment was reported to the Central Bank and the CVM, as applicable.

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

The New Foreign Exchange Law, which was passed in December 2021 and came into force on December 31, 2022, repeals Articles 1 to 8 of Law No. 4,131/1962. Also, on December 31, 2022, Central Bank Resolution No.  278 was published by Central Bank, establishing applicable rules regarding foreign direct investments and granting of loans to foreign investors, as well procedures related to reporting requirements to Central Bank of said transactions, which were previously subject to registration under the Electronic Declaratory Registration System. These new rules provide for reporting of investments in Central Bank, known as Information Reporting System of Foreign Direct Investment, or SCE-IED, or RDE-Portfolio.

In case the investment in our stock is made directly in the Brazilian Market, such investment needs to either (i) be reported to the Central Bank as a foreign direct investment, through the SCE-IED, when the transaction exceeds US$100 thousand, or (ii) registered with the Central Bank as a portfolio investment, under the Electronic Declaratory Registration of Portfolio Investments, or RDE Portfolio, regardless of the amount of the transaction.

SCE-IED for investments over US$100 thousand enables non-resident investors to hold stock of companies, although it, limits the ability of the investor to negotiate such stocks in the Brazilian Capital Markets. On the other hand, the registration as RDE – Portfolio entitles certain foreign investors to invest not only in stocks, but also in other financial assets and securities, and to engage in a variety of transactions available in the Brazilian financial and capital markets, provided that certain requirements of the regulation are fulfilled.

Registering the investment under RDE – Portfolio affords favorable tax treatment to non-resident investors who are not residents or domiciled in tax haven jurisdictions, as defined by Brazilian tax laws.

It is expected that the Central Bank will define new rules applicable to portfolio investments in 2023, eliminating the registration requirement and establishing information reporting system (based on thresholds), similar to the current SCE-IED system. For further information, see “Item 4B. Business Overview —Supervision and Regulation—New Foreign Exchange Law”.

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

Taxation of Dividends

Payment of dividends derived from profits generated after January 1, 1996, including dividends paid in kind, are currently not subject to withholding tax in Brazil. However, the Brazilian Congress is discussing a broad tax reform which may include the imposition of withholding tax over dividends distributions. There is no clarity as to when or whether such reform may ultimately be enacted.

Taxation of Interest on Net Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to also make payments of interest on net equity in addition to dividend distributions. Currently, payments of interest on net equity are subject to withholding tax at a rate of 15%, or 25% in the case of a Non-Resident Holder that is resident or domiciled in a tax haven jurisdiction. However, the tax reform currently under discussion by the Brazilian Congress may abolish or otherwise affect this type of payment.

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

The acquisition of ADSs and preferred shares in accordance with CMN Resolution No. 4,373/14 is currently not subject to IOF/Exchange. However, we stress that IOF/Exchange may change via Presidential Decree, with immediate effects.

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

U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, (“the Code”). This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt entities, certain former citizens or residents of the U.S., U.S. Holders that hold our preferred shares or ADSs as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, U.S. Holders that mark their securities to market for U.S. federal income tax purposes, certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares or U.S. Holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any U.S. state, local or non-U.S. tax considerations or any U.S. estate, gift or alternative minimum tax considerations.

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

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S. (ii) a corporation created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (x) with respect to which a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity (or arrangement treated as a partnership for U.S. federal income tax purposes) invests in our preferred shares or ADSs, the U.S. federal income tax treatment of a partner will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity and partners in such entity or arrangement should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to them relating to the purchase, ownership and disposition of such preferred shares or ADSs, especially in light of recent changes to U.S. tax law.

INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY NON-U.S. TAX LAWS.

Except where specifically described below, this discussion assumes that we are not and will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For further information see the discussion under “Passive Foreign Investment Company Considerations” below.

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

The U.S. dollar value of any distribution on our preferred shares (whether held through ADSs or directly) made in Brazilian reais generally should be calculated by reference to the exchange rate between the U.S. dollar and the Brazilian real in effect on the date of receipt of such distribution by the U.S. Holder (or the depositary, in the case of ADSs), regardless of whether the reais so received are in fact converted into U.S. dollars. Such U.S. Holder generally will have a basis in such reais equal to the U.S. dollar value of such reais on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such reais by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the U.S.

Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) in respect of shares of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is readily tradable on an established securities market in the U.S. generally qualify for a 20% reduced maximum tax rate (and potentially additional tax discussed below under “Medicare Tax”) so long as certain holding period and other requirements are met. Since the ADSs are listed on the NYSE, unless we are treated as a PFIC with respect to a U.S. Holder in the year prior to the year in which the dividend was paid or the year in which the dividend was paid, dividends received by such a U.S. Holder in respect of the ADSs should qualify for the reduced rate. Based on existing guidance, it is not entirely clear whether dividends received by such a U.S. Holder of our preferred shares in respect of such shares will qualify for the reduced rate, because our preferred shares are not themselves listed on a U.S. exchange. Special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

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

A U.S. Holder that receives Brazilian reais from the sale, exchange or other disposition of our preferred shares (whether held through ADSs or directly) generally will realize an amount equal to the U.S. dollar value of such reais on the settlement date of such sale, exchange or other taxable disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and our preferred shares are treated as being “traded on an established securities market” or (ii) such settlement date is also the date of such sale, exchange or other taxable disposition. Such U.S. Holder generally will have a basis in such reais equal to the U.S. dollar value of such reais on the settlement date. Any gain or loss on a subsequent conversion or other taxable disposition of such reais by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the U.S. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving reais from the sale, exchange or other taxable disposition of our preferred shares in cases not described in the first sentence of this paragraph.

Foreign Tax Credit Considerations

Distributions on our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “Brazilian Tax Considerations – Taxation of Interest on Net Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, generally will be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the U.S. and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gains resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited. A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. Foreign currency exchange gain or loss generally will constitute income from sources within the United States. The rules relating to foreign tax credits are complex, and U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax”, which may be unclear or difficult to determine). Each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice (the “Notice”), and has issued two sets of proposed regulations (the “1995 Proposed Regulations” and the “2021 Proposed Regulations” and, together, the “Proposed Regulations”), that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (“Active Bank Exception”). The Notice and Proposed Regulations have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the Active Bank Exception. Until the Notice and the 1995 Proposed Regulations are withdrawn, taxpayers may rely upon them as alternatives to the 2021 Proposed Regulations.

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

Because final regulations have not been issued and because the Notice and the Proposed Regulations are inconsistent, our status under the PFIC rules is subject to considerable uncertainty. While we conduct, and intend to continue to conduct, a significant banking business, there can be no assurance that we will satisfy the specific requirements for the Active Bank Exception under the Notice, the 1995 Proposed Regulations or the 2021 Proposed Regulations. Accordingly, U.S. Holders could be subject to U.S. federal income tax under the rules described below.

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

U.S. Backup Withholding and Information Reporting

Backup withholding (currently imposed at a rate of 24%) and information reporting requirements generally apply to certain U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of our preferred shares or ADSs. A U.S. Holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing a properly executed IRS Form W-9. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished by the U.S. Holder to the IRS.

Disclosure Requirements for "Specified Foreign Financial Asset"

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

Disclosure Requirements for Certain U.S. Holders Recognizing Significant Losses

A U.S. Holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) US$10 million or more in a taxable year or US$20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) US$2 million or more in a taxable year or US$4 million or more in any combination of taxable years for all other taxpayers, or (iii) US$50,000 or more in a taxable year for individuals or trusts) with respect to a foreign currency transaction, may be required to file IRS Form 8886 for “reportable transactions.” U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

For further information on FATCA, see “Item 4B, Business Overview – Taxes on Transactions Entered Into by Itaú Unibanco Group – U.S. Foreign Account Tax Compliance Act (FATCA)”.

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

10I. Subsidiary Information

Not required.

10J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Overview

Credit risk represents exposures to changes in the creditworthiness of individual issuers or borrowers or groups of issuers or borrowers. Our portfolio is exposed to issuer credit risk where the value of an asset may be adversely impacted by changes in the levels of credit spreads, by credit migration, credit ratings’ downgrade or by defaults.

Accordingly, credit risk is a risk of loss associated with (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined under the contracts; (ii) value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; (iii) reduction of profits or income; and (iv) benefits granted upon subsequent renegotiation; or debt recovery costs.

The credit risk management structure is based on principles described in our internal policy for credit risk management and control, which main purposes are:

•	To follow the guidelines established by our board of directors, as well as providing information for our board of directors to monitor the strategies and policies related to credit risk, so that there is a clear understanding of the tolerance for risk and the level of profitability that the institution expects to achieve for incurring the various credit risks;
•	Ensure that policies and strategies for credit risk management are clearly defined, establishing operating limits, risk mitigation mechanisms, and procedures designed to maintain credit risk exposure in line with our risk appetite;
•	Establish processes and instruments to measure, monitor and control risk, which allow quantifying the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment;
•	To promote the continuous monitoring of our portfolio and the policies and strategies adopted, reporting to the executive board of officers any indications of deterioration in the quality of operations and any exceptions to the established rules; and
•	To ensure the compliance of operations and controls with the rules and legislation in force in each country we operate.

Procedures and Key Indicators

Our credit risk management business units are responsible for monitoring the portfolios under their responsibility, and granting credit, taking into account approval levels, market conditions, macroeconomic prospects, and changes in markets and products

Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others. It also considers external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to our individuals clients, as well as for small and medium companies, credit score is assigned based on statistical models (in the early stages of our relationship with the client) and behavior score models (used for clients with whom we have an existing relationship). For large companies, credit score is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, the business group to which it belongs, and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case evaluation.

We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral under our credit granted.

To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

We use validated models to ensure that the databases and methods we use are complete and accurate, so that they reflect risk parameters more accurately.

In compliance with the principles of the CMN Resolution No. 557, our credit risk management structure and institutional policy are approved by our board of directors and are applicable to all of our companies and subsidiaries in Brazil and abroad.

Loan Approval Process

Extensions of credit are approved based on our risk management policies at the business unit level, determined in accordance with the criteria of each department and risk appetite. The decision to extend credit to customers can be granted by means of a pre-approval process or by the traditional approval mechanism, which is applied on a case by case basis. In both cases, our decisions are made based on principles of credit quality, such as credit rating supported by statistical models, percentage of income committed by the client and credit restrictions determined by us and generally by the market.

Our risk appetite framework determines global credit exposure policies, with the business units preparing and maintaining the policies and procedures of the credit cycle.

The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid taxpayer identification numbers, existence of previous or pending debt restructuring or renegotiation processes and failure to pay checks due to insufficient funds. Our risk assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.

For further information about our credit risk and credit risk mitigating policies, see Note 32 to our audited consolidated financial statements.

Liquidity Risk

Overview

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

Liquidity risk management processes and funding programs should take into account the institution’s lending, investment, and other activities and should ensure that adequate liquidity is maintained at the level of the parent company and of each of its subsidiaries.

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

Procedures and Key Indicators

In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements (DLR and DLP) on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite;
•	Contingency plans for potential crisis, which contains procedures ordered by levels of execution, considering each countries’ characteristics;
•	Reports of risk indicators; and
•	Tracking, and monitoring of funding sources taking into account counterparty type, maturity and other aspects, considering the risk appetite.

Market Risk

Overview

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

Governance

Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

•	Political, economic and market conditions;
•	The profile of our portfolio; and
•	Capacity to act in specific markets.
The	key principles underlying our market risk management strategy are as follows:
•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;
•	Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
•	Increase transparency as to how the business works to optimize results;
•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Monitor and avoid risk concentration.

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

The CMN has regulations establishing the segregation of market risk exposure into minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure.

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

 Market risk management is based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, taking into account a defined holding period and confidence interval;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and
•	Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the most significant risk in simulations of the current portfolio, taking into account the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, we also analyze sensitivity and loss control measures. They include:

•	Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and
•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

For further information on market risk see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements.

VaR – Consolidated Itaú Unibanco Holding

Our consolidated VaR is calculated through the historical simulation. The assumption underlying historical simulation is that the expected distribution for the possible gains and losses (P&L) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, we carry out a full re-pricing (full valuation), without any potential simplifications in the calculation.

The VaR is calculated with a confidence interval of 99%, a historical period of four years (1,000 working days) and a holding period that varies in accordance with the portfolio's market liquidity, considering a minimum horizon of ten working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.

We calculate VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Consolidaded VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2022	Average	Minimum	Maximum	December 31, 2021
	(In millions of R$)
Group of Risk Factor
Interest rate	1,102	885	1,751	1,160	937	425	1,411	1,257
Currencies	26	9	55	26	18	10	37	13
Equities	27	18	65	65	42	17	98	24
Commodities	4	2	10	10	4	1	8	4
Diversification effect (2)				(527)				(602)
Total	678	494	1,172	734	441	198	707	696
1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
2)	Reduction of risk due to the combination of all risk factors.

As of December 31, 2022, our average global VaR (Historical Simulation) was R$678 million, or 0.4% of our consolidated stockholders’ equity as of December 31, 2022, compared to our average global VaR (historical simulation) of R$441 million as of December 31, 2021 or 0.3% of our consolidated stockholders’ equity as of December 31, 2021.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$47.8 million as of December 31, 2022, compared to R$48.7 million as of December 31, 2021 and to R$42.0 million as of December 31, 2020.

Trading Book VaR (1)	Average	Minimum	Maximum	December 31, 2022	Average	Minimum	Maximum	December 31, 2021
	(In millions of R$)
Group of Risk Factor
Interest rate	57.2	29.5	90.5	44.9	39.4	11.9	80.8	40.6
Currencies	19.8	4.5	45.8	21.4	12.1	5.1	50.2	6.2
Equities	23.8	11.5	50.6	48.1	24.4	10.1	57.6	10.3
Commodities	3.9	2.0	19.5	8.0	4.2	1.1	7.6	3.1
Diversification effect (2)				(75.7)				(26.7)
Total	47.8	30.8	92.3	46.7	48.7	21.4	106.8	33.5
1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
2)	Reduction of risk due to the combination of all risk factors.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision. The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and;
•	Red (10 or more exceptions): demonstrates the need for improvement action.

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

The hypothetical P&L exceeded the VaR estimate on one day over the preceding 250 business days ended December 31, 2022. The actual P&L have not exceeded the expected VaR over the same period.

We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as the VaR results by trading units and risk factors. These results are reported to senior market risk management. Senior management regularly reviews and evaluates the results of these tests.

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

Please refer to “Item 10E. Taxation” for further information.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs to the depositary:

Event	Fees
Insurance (1) or cancellation of the purprose of withdrawal (2) of ADSs.	US$5.00 (or less) per 100 ADSs (or portion thereof) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADSs.
Any cash distribution	US$0.05 (or less) per ADS (or portion thereof).
Depositary services	US$0.05 (or less) per ADS (or portion thereof) per calendar year (in addition to cash distribution fee of US$0.05 per ADS during the year).
1)	Including issurances resulting from a distribution of preferred shares or rights or other property, substitution of underlying shares of transferring, splitting or grouping of receipts.
2)	Including if the deposit agreement terminates.

In addition, set below are other fees and expenses payable by holders of ADSs:

•	Registration fees: registration of transfers of preferred shares on our preferred share register to or from the name of the depositary or its agent when the holder deposit or withdraws preferred shares.
•	Distribution of securities by the depositary to ADS holders fee: equivalent to the fee that would be payable if securities distributed to the holder thereof had been preferred shares and the shares had been deposited for issuance of ADSs.
•	Foreign currency conversion expenses: expenses of the depositary in converting foreign currency to U.S. dollars.
•	Depositary expenses: cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement).

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

Reimbursement of Fees

BNY Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls, as well as to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

In 2022, we received from the depositary US$15.4 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

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

For further information on our dividend policy see “Item 8A. Consolidated Statements and Other Financial Information—Shareholders’ Payment”.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our CEO, and our CFO, we carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange 31, 2022.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and frauds.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent all or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal controls over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm.

15C. Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes Ltda., our independent registered public accounting firm, dated April 28, 2023, on the effectiveness of our internal control over financial reporting as of December 31, 2022 is presented with our consolidated financial statements.

For further information on our independent auditor’s report, see our audited consolidated financial statements.

15D. Changes in Internal Control Over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2022 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16A.      Audit Committee Financial Expert

Our board of directors has designated Mr. Ricardo Baldin as our audit committee financial expert that meets the requirements set forth by the SEC, the NYSE and the Central Bank. Our audit committee financial expert along with the other members of our audit committee is independent pursuant to CMN Resolution No. 4,910, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS financial statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate. For more information on our Audit Committee, see “Item 6C. Board Practices - Audit Committee.”

 16B. Code of Ethics and Conduct

We consider ethics to be an essential value for our reputation and longevity of our company. We, including all of our employees, are subject to our Code of Ethics and Conduct. We report each year under this annual report on Form 20-F any waivers of the Code of Ethics and Conduct, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. In 2022 we did not grant any such waivers. The Code of Ethics and Conduct governs all relations between companies in our corporate group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society).

A copy of the Itaú Unibanco’ s Code of Ethics and Conduct is available on our Investors Relations website, which is not incorporated by reference to this annual report. An update of our Code of Ethics was launched in November 2022 and a new update is scheduled to 2025.

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

Fees and Services of the Principal Auditor

The following table sets forth the total amount charged by PwC by category for services provided in the years ended December 31, 2022 and 2021:

Fees	2022	% Approved by the Audit Committee	2021	% Approved by the Audit Committee
	(In thousands of R$)
Audit Fees	74,392	100.0	75,536	100.0
Audit-Related Fees	3,947	100.0	4,472	100.0
Tax Fees	840	100.0	688	100.0
All Other Fees	15	100.0	962	100.0
Total	79,194		81,658

Audit fees:	Audit-related fees:
For the audit of our consolidated financial statements, the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuing comfort letters in securities offerings, issuance of reports required by regulatory bodies and audit of internal control over financial reporting in connection with the Sarbanes-Oxley Act requirements.	For independent assurance on internal controls, including certain services provided to customers, on our sustainability report, MD&A (Manangement Discussion & Analysis) report and Integrated Annual Report, on certain agreements signed with regulatory authorities, compliance with financial covenants, due diligence and appraisal reports at book value.
Tax fees:	Other fees:
For review of the calculations and tax settlement and compliance with tax regulations.	For training acquisition, consultancy of risk management system implemented in a subsidiary, gap assessment on internal control’s adequacy and use of technical materials.

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

Except for the aforementioned items, our Audit Committee is comparable to, and performs the functions of, an audit committee of the board of directors of a U.S. company. We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under Sarbanes-Oxley, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Exchange Act.

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our Policy for Trading our securities. For further information, see our Investors Relation website at (see “Itaú Unibanco - Corporate Governance - Regulations and Policies - Others - Operating Rules for the Trading of Own Shares as Treasury Stock”) which is not incorporated by reference to this annual report. We disclose to the market the transactions carried out with our own shares by our Treasury department through  “Announcements to the Market” on a monthly basis, as well as the other disclosure requirements imposed by the Brazilian securities regulation and the SEC.

The last repurchase program was approved by our board of directors on August 25, 2022 and has been in effect since then. Pursuant to the program, we are authorized to repurchase up to 75,000,000 of our preferred shares, without a capital reduction, to be held in treasury, cancelled or replaced in the market, in accordance with the Brazilian Corporate Law and CVM Resolution 77/2022.

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

16F. Change in Registrant’s Certifying Accountant

Not applicable.

16G. Corporate Governance

Our ADSs are registered on the NYSE in the United States as a foreign private issuer. As a result, NYSE allows us to comply with certain corporate governance requirements established by applicable Brazilian legislation, rather than those set forth in the NYSE corporate governance listing rules applicable to US companies with securities traded on that exchange.

The following is a description of the main differences between our corporate governance practices and those required for US publicly traded companies.

Compensation Committee

NYSE REQUIREMENTS	OUR PRACTICES
Independent members of the Board of Directors
Companies listed on the NYSE must have a majority of independent members on their Board of Directors (as defined in applicable rules). However, controlled listed companies (companies with more than 50% of capital held by an individual, group or another company), do not need to comply with this requirement and are exempt from the rule.	Even though we fall under the exception to the NYSE’s rule and there is no similar requirement under Brazilian law, our Board of Directors has five directors considered independent pursuant to the criteria established in our Corporate Governance Policy. The criteria we use to determine independence are also different from those adopted by the NYSE.
Executive Sessions
Non-executive members of the Board of Directors should meet at regularly scheduled executive sessions without the presence of directors who are also officers of the company.	All members of our Board of Directors are currently non-executive.
Nomination and Corporate Governance Committee
Companies listed on the NYSE should have a nomination and corporate governance committee entirely comprised of independent directors and governed by charters on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of the voting power is held by an individual, a group or another company, such as in our case, are not required to comply with such requirement.	We have a Nomination and Corporate Governance Committee responsible for encouraging and overseeing the discussion of the company’s governance-related matters. All members of our Nomination and Corporate Governance Committee are non-executive, and two of them are independent, in accordance with our Corporate Governance Policy.
Compensation Committee
Companies listed on the NYSE have a compensation committee composed of independent directors and governed by charters on the purposes and responsibilities of such committee. However, controlled listed companies of which more than 50% of voting capital is held by an individual, a group or another company, such as in our case, are not required to comply with such requirements.	CVM rules do not require publicly-listed companies to have a compensation committee. Nonetheless, Brazilian banking regulation requires that we have a compensation committee. In compliance with this regulation, our Compensation Committee reports to the Board of Directors and the members of this committee are not required to be independent. However, currently one of four members of our Compensation Committee is considered independent under our Corporate Governance Policy.
Audit Committee
Companies listed on the NYSE are required to have an audit committee that: (i) is composed of at least three independent members who are financially literate; (ii) complies with SEC rules on audit committees of companies registered with the NYSE; (iii) has at least one member who has accounting of financial management expertise; and (iv) is governed by a charter that expressly sets out the purpose and responsibilities of the committee and establishes annual performance evaluations.	CMN regulates independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, in accordance with the independence criteria set forth in these rules. Our Audit Committee, that was established on April 28, 2004, meets the applicable Brazilian legal requirements, is elected annually by the Board of Directors and composed of professionals with proven technical qualifications compatible with this Committee’s responsibilities. Under SEC rules, we are not required to have an Audit Committee established or operating in accordance with NYSE rules if we meet some specified SEC requirements. We believe that our Audit Committee meets the requirements of Rule 10A-3(c)(3) under the Exchange Act and is able to act independently when performing its duties. To the extent permitted by Brazilian legislation, our Audit Committee performs all functions required to be performed by an audit committee by Rule 10A-3 under the Exchange Act.

Stockholders’ approval of management members’ compensation and stock options plans
Stockholders have the opportunity to vote on all stock-based compensation plans and significant amendments thereto, as well as on significant increases in the number of shares available to the plan, with a few exceptions.	Brazilian legislation sets forth a similar requirement, as it establishes the need for approval to the aggregate annual compensation of management members (including shares) at the General Stockholders’ Meeting.
Corporate Governance Code
Companies listed on NYSE are required to adopt and disclose their corporate governance guidance.	We have a Corporate Governance Policy that consolidates the corporate governance principles and practices we adopt. We believe these principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, as we have voluntary adhered to B3's Level 1 of Corporate Governance and have granted tag-along rights to all stockholders, regardless of their voting rights. In 2021, we disclosed the Brazilian Corporate Governance Code, in accordance with CVM Instruction No. 480/09, and we have complied or partially complied with 96,29% of the 54 practies recommended.
Code of Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the provisions of the code of ethics for directors or executive officers.	Brazilian legislation has no similar requirement. However, we have a Code of Ethics that, among other matters, governs the conduct of all members of the Board of Directors, officers and employees of the Itaú Unibanco Group, detailing the principles that guide our attitudes and practices.
Internal Audit
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the provisions of the code of ethics for directors or executive officers.	Brazilian banking legislation establishes a similar requirement, since it requires that financial institution have an internal audit function compatible with the nature, size, complexity, structure, risk profile and business model of the financial institution, that it is undertaken by a specific unit directly reporting to the Board of Directors or by an independent auditor (provided that such auditor is not responsible for auditing the financial statements of the institution or any other activity that may imply a conflict of interest). Our internal audit function is responsible for assessing the sufficiency and effectiveness of our operating and management controls, as well as the adequacy of our risk identification and management process. In addition, our internal audit function is independent from management in carrying out its activities and has access to all places, executives and information necessary to carry out its duties. The internal audit function administratively reports to the Chairman of the Board of Directors, and its activities are supervised by the Audit Committee.

16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the Report of Independent Registered Public Accounting Firm, are embedded as part of this annual report.

ITEM 19.	EXHIBITS

No.	Description
1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)
2(a)	Amended and Restaded Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts
2(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.
2 (c)	Description of Securities Registered Under Section 12 of the Exchange Act.
4 (a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa—Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation). Incorporated by reference to our Annual Report on Form 20-F/A filed on May 17, 2010 (Commission File No. 001-15276).
4 (b)	Stock Grant Plan (unofficial English translation)
8.1	List of subsidiaries (incorpored by reference to "Note 2.4 - Summary of Main Accounting Practices, item a) Consolidation, I. Subsidiaries" to our audited Consolidated financial statements included in this Annual Report on Form 20-F).
11.1	Code of Ethics (unofficial English translation)
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Glossary

A

•	ABECS – Associação Brasileira de Empresas de Cartões de Crédito e Serviços ( Brazilian Association of Credit Cards and Services Companies)
•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Publicly Traded Companies)
•	ADS – American Depositary Shares
•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association)
•	ANS – Agência Nacional de Saúde Suplementar (National Regulatory Agency for Private Health Insurance and Plans)
•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)
•	ATM – Automated Teller Machine

B

•	B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Exchange and OTC, formerly BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A.)
•	Banco Itaú Argentina – Banco Itaú Argentina S.A
•	Banco Itaú Chile – Banco Itaú Chile S.A.
•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A
•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A
•	BCBS – Basel Committee for Banking Supervision
•	BIS – Bank for International Settlements
•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank)
•	BNY Mellon – The Bank of New York Mellon
•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•	Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, clearing and settlement of payments in any of its forms.

C

•	CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)
•	CCR – Counterparty Credit Risk
•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)
•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)
•	CEDEAR – Argentine Certificates of Deposits
•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•	CGRC – Risk and Capital Management Committee
•	Cia E. Johnston – Companhia E. Johnston de Participações
•	CMN – Conselho Monetário Nacional (National Monetary Council)

•	COPOM – Comitê de Política Monetária (Central Bank Monetary Policy Committee)
•	CNSEG – Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização (National Council of General Insurance, Private Pension and Life, Supplementary Health and Capitalization Companies)
•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•	COSO – Committee of Sponsoring Organizations of the Treadway Commission
•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)
•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)
•	CSB – Client Service Branches
•	CSC – Superior Credit Committee
•	CSCCA – Superior Wholesale Credit and Collection Committee
•	CSCCV – Superior Retail Credit and Collection Committee
•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Net Profits)
•	CSP – Superior Products Committee
•	CSRML – Superior Market Risk and Liquidity Committee
•	CSRO – Superior Operational Risk Management Committee
•	CTAM – Model Assessment Technical Committee
•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

D

•	DJSI – Dow Jones Sustainability Index

E

•	ECB – European Central Bank

F

•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•	FENAPREVI - Federação Nacional de Previdência Privada e Vida (National Federation of Private Pension and Life)
•	Fed – U.S. Federal Reserve System
•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)
•	FGTS - Fundo de Garantia do Tempo de Serviço (The Brazilian Government Severance Indemnity Fund for Employees)
•	FOMC - Federal Open Market Committee

I

•	IASB – International Accounting Standards Board
•	IBGE - Instituto Brasileiro de Geografia e Estatística
•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil)
•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•	ICAAP – Internal Capital Adequacy Assessment Process
•	IFRS – International Financial Reporting Standards

•	IMF - International Monetary Fund
•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)
•	IPCA - Índice de Preços ao Consumidor Amplo (Extended National Consumer Price Index)
•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•	IRS – U.S. Internal Revenue Service
•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•	ISS – Imposto sobre Serviços (Service Tax)
•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera
•	Itau BBA International – Itau BBA International plc
•	Itaucard – Banco Itaucard S.A.
•	Itaú Europe – Itaú BBA Europe S.A.
•	Itaú Holding Financeira – Itaú Holding Financeira S.A.
•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates
•	Itaúsa – Itaú Investimentos S.A.
•	IUPAR – Itaú Unibanco Participações S.A.

K

•	KYC – Know Your Customer
•	KYP – Know Your Partner
•	KYS – Know Your Supplier
•	KYE – Know Your Employee

L

•	LCR – Liquidity Coverage Ratio

N

•	NSFR – Net Stable Funding Ratio
•	NYSE – New York Stock Exchange

P

•	PEP – Politically Exposed Person
•	PFIC – Passive Foreign Investment Company
•	PIS – Programa de Integração Social (Social Integration Program)
•	PwC – PricewaterhouseCoopers Auditores Independentes Ltda.

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)

S

•	SEC – U.S. Securities and Exchange Commission
•	SELIC – Sistema Especial de Liquidação e Custódia (Special Clearing and Escrow System)
•	SOX – The Sarbanes-Oxley Act of 2002
•	STF – Supremo Tribunal Federal (Brazilian Federal Supreme Court)

•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)
•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

•	TR – Taxa Referencial (Brazilian Reference Interest Rate)

U

•	Unibanco – União de Bancos Brasileiros S.A.

V

•	VaR – Value at Risk

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

Dated: April 28, 2023

Report of independent registered public accounting firm

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Itaú Unibanco Holding S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

Measurement of the provision for expected credit loss of loan and lease operations

As described in Notes 2(c) VI, 10 and 33(d) to the consolidated financial statements, the measurement of the provision for expected credit loss of loan and lease operations involves management's judgment in the application of methodologies and assumptions, including term to maturity, prospective information and probability weighted loss scenarios. At December 31, 2022, the provision for expected credit loss of loan and lease operations was BRL 52,324 million on a total loan and lease operations portfolio of

BRL 909,422 million.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included: i) testing the effectiveness of controls related to management's measurement of the provision for expected credit loss of loan and lease operations, which included controls over the methodologies and assumptions used; ii) testing of the reasonableness of significant assumptions and data inputs used in the calculation of the provision for expected loss, including management’s approval and validation process; and iii) evaluating the disclosures in the financial statements in relation to the measurement of the provision for expected credit loss.

Valuation of financial assets not actively traded in the market

As described in Notes 2(c) II, and 28 to the consolidated financial statements, the valuation of financial assets not actively traded in the market is calculated using valuation techniques that use assumptions such as historical data, information on similar transactions and pricing techniques derived from market information or internally developed models when no pricing information in active market is available. At December 31, 2022, the Company had total financial assets measured at fair value of BRL 507,526 million, of which BRL 11,033 million is represented by Level 2 shares and real estate receivables certificates not actively traded in the market.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included: i) evaluating the appropriateness of the valuation techniques used for these financial assets at fair value not actively traded in the market and the significant assumptions used by management, by comparing them with independent methodologies and assumptions; ii) testing the effectiveness of controls in relation to valuation techniques, including the relevant inputs and data to these controls; iii) calculating with the assistance of professionals with specialized skills and knowledge, an independent estimate of fair value for a sample of certain financial instruments and comparing management's estimate with the independently developed estimate of fair value; iv) evaluating disclosures in the financial statements in relation to the valuation of financial assets.

Provision for litigations

As described in Notes 2(c) X, 2(d) XIV and 29 to the consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated.

The Company's consolidated provisions for pending litigations related to civil, labor, tax and social security provisions were BRL 17,631 million at December 31, 2022. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal consideration for our determination that performing procedures relating to the provision for litigations is a critical audit matter is there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims.

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

/s/PricewaterhouseCoopers
Auditores Independentes Ltda.
São Paulo, Brazil

April 28, 2023

We have served as the Company's auditor since 2001.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)

Assets	Note	12/31/2022	12/31/2021
Cash		35,381	44,512
Financial assets		2,172,726	1,915,573
At Amortized Cost		1,586,992	1,375,782
Compulsory deposits in the Central Bank of Brazil		115,748	110,392
Interbank deposits	4	59,592	69,942
Securities purchased under agreements to resell	4	221,779	169,718
Securities	9	219,315	147,746
Loan and lease operations	10	909,422	822,590
Other financial assets	18a	111,823	96,473
(-) Provision for expected loss	4, 9, 10	(50,687)	(41,079)
At Fair Value through Other Comprehensive Income		121,052	105,622
Securities	8	121,052	105,622
At Fair Value through Profit or Loss		464,682	434,169
Securities	5	385,099	364,967
Derivatives	6, 7	78,208	69,045
Other financial assets	18a	1,375	157
Tax assets		59,480	58,433
Income tax and social contribution - current		1,647	1,636
Income tax and social contribution - deferred	24b I	51,469	50,831
Other		6,364	5,966
Other assets	18a	17,529	16,494
Investments in associates and joint ventures	11	7,443	6,121
Fixed assets, net	13	7,767	6,963
Goodwill and Intangible assets, net	14	23,114	21,110
Total assets		2,323,440	2,069,206
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)

Liabilities and stockholders' equity	Note	12/31/2022	12/31/2021
Financial Liabilities		1,836,690	1,621,786
At Amortized Cost		1,755,498	1,553,107
Deposits	15	871,438	850,372
Securities sold under repurchase agreements	17a	293,440	252,848
Interbank market funds	17b	294,587	177,145
Institutional market funds	17c	129,382	138,636
Other financial liabilities	18b	166,651	134,106
At Fair Value through Profit or Loss		77,508	63,479
Derivatives	6, 7	76,861	63,204
Structured notes	16	64	114
Other financial liabilities	18b	583	161
Provision for Expected Loss	10	3,684	5,200
Loan commitments		2,874	4,433
Financial guarantees		810	767
Provision for insurance and private pensions	27c	235,150	214,976
Provisions	29	19,475	19,592
Tax liabilities	24c	6,738	6,246
Income tax and social contribution - current		2,950	2,450
Income tax and social contribution - deferred	24b II	345	280
Other		3,443	3,516
Other liabilities	18b	48,044	42,130
Total liabilities		2,146,097	1,904,730
Total stockholders’ equity attributed to the owners of the parent company		167,953	152,864
Capital	19a	90,729	90,729
Treasury shares	19a	(71)	(528)
Capital reserves	19c	2,480	2,250
Revenue reserves	19c	86,892	66,161
Other comprehensive income		(12,077)	(5,748)
Non-controlling interests	19d	9,390	11,612
Total stockholders’ equity		177,343	164,476
Total liabilities and stockholders' equity		2,323,440	2,069,206
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Operating Revenues		144,857	126,374	100,199
Interest and similar income	21a	190,273	129,253	114,369
Interest and similar expenses	21b	(138,515)	(69,305)	(73,558)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	34,173	16,678	6,553
Foreign exchange results and exchange variations in foreign transactions		1,280	(1,417)	2,689
Commissions and Banking Fees	22	46,378	42,324	38,557
Income from insurance and private pension operations before claim and selling expenses		5,938	5,354	4,488
Revenues from insurance premiums and private pensions		18,122	15,023	14,804
Change in provision for insurance and private pension		(12,184)	(9,669)	(10,316)
Other income	3	5,330	3,487	7,101
Expected Loss from Financial Assets and Claims		(29,287)	(14,379)	(25,980)
Expected Loss with Loan and Lease Operations	10c	(28,150)	(14,001)	(24,452)
Expected Loss with Other Financial Asset, net		413	1,222	(174)
(Expenses) / Recovery of claims		(1,550)	(1,600)	(1,354)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		115,570	111,995	74,219
Other operating income / (expenses)		(78,037)	(69,764)	(68,989)
General and administrative expenses	23	(69,164)	(62,549)	(64,207)
Tax expenses		(9,545)	(8,379)	(6,181)
Share of profit or (loss) in associates and joint ventures	11	672	1,164	1,399
Income / (loss) before income tax and social contribution		37,533	42,231	5,230
Current income tax and social contribution	24a	(6,595)	(6,661)	(8,655)
Deferred income tax and social contribution	24a	(201)	(7,186)	18,489
Net income / (loss)		30,737	28,384	15,064
Net income attributable to owners of the parent company	25	29,702	26,760	18,896
Net income / (loss) attributable to non-controlling interests	19d	1,035	1,624	(3,832)
Earnings per share - basic	25
Common		3.03	2.74	1.94
Preferred		3.03	2.74	1.94
Earnings per share - diluted	25
Common		3.01	2.72	1.93
Preferred		3.01	2.72	1.93
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,840,703,872	4,818,741,579	4,801,324,161
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,900,469,300	4,873,042,114	4,843,233,835
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)

	Note	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income / (loss)		30,737	28,384	15,064
Financial assets at fair value through other comprehensive income		(3,235)	(3,248)	148
Change in fair value		(5,325)	(7,611)	1,214
Tax effect		1,246	3,320	(457)
(Gains) / losses transferred to income statement		1,534	2,086	(1,107)
Tax effect		(690)	(1,043)	498
Hedge		(34)	699	(3,557)
Cash flow hedge	7	65	549	499
Change in fair value		162	998	947
Tax effect		(97)	(449)	(448)
Hedge of net investment in foreign operation	7	(99)	150	(4,056)
Change in fair value		(148)	194	(7,616)
Tax effect		49	(44)	3,560
Remeasurements of liabilities for post-employment benefits (1)		(34)	45	(192)
Remeasurements	26	(65)	74	(349)
Tax effect		31	(29)	157
Foreign exchange variation in foreign investments		(3,026)	(323)	4,630
Total other comprehensive income		(6,329)	(2,827)	1,029
Total comprehensive income		24,408	25,557	16,093
Comprehensive income attributable to the owners of the parent company		23,373	23,933	19,925
Comprehensive income attributable to non-controlling interests		1,035	1,624	(3,832)

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)

	Note	Attributed to owners of the parent company									Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
		Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Other comprehensive income
							Financial Assets at Fair Value Through Other Comprehensive Income (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total - 01/01/2020		97,148	(1,274)	1,982	43,019	-	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465
Transactions with owners		-	367	344	-	-	-	-	-	-	711	3,329	4,040
Result of delivery of treasury shares	19, 20	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans		-	-	144	-	-	-	-	-	-	144	-	144
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	3,329	3,329
Dividends		-	-	-	-	(1,756)	-	-	-	-	(1,756)	(505)	(2,261)
Interest on capital		-	-	-	-	(3,232)	-	-	-	-	(3,232)	-	(3,232)
Dividends / Interest on capital - declared after previous period		-	-	-	(9,811)	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and Interest on capital		-	-	-	-	118	-	-	-	-	118	-	118
Other (3)		-	-	-	113	-	-	-	-	-	113	-	113
Total comprehensive income		-	-	-	-	18,896	148	(192)	4,630	(3,557)	19,925	(3,832)	16,093
Net income		-	-	-	-	18,896	-	-	-	-	18,896	(3,832)	15,064
Other comprehensive income for the period		-	-	-	-	-	148	(192)	4,630	(3,557)	1,029	-	1,029
Appropriations:
Legal reserve		-	-	-	948	(948)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	13,078	(13,078)	-	-	-	-	-	-	-
Total - 12/31/2020	19	97,148	(907)	2,326	47,347	-	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Change in the period		-	367	344	4,328	-	148	(192)	4,630	(3,557)	6,068	(1,008)	5,060
Total - 01/01/2021		97,148	(907)	2,326	47,347	-	848	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Transactions with owners		-	379	111	-	-	-	-	-	-	490	(1,414)	(924)
Result of delivery of treasury shares	19, 20	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans		-	-	(82)	-	-	-	-	-	-	(82)	-	(82)
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	(1,414)	(1,414)
Partial spin-off	3	(6,419)	-	(187)	(3,457)	-	77	-	(23)	24	(9,985)	-	(9,985)
Dividends		-	-	-	-	(1,466)	-	-	-	-	(1,466)	(130)	(1,596)
Interest on capital		-	-	-	-	(5,607)	-	-	-	-	(5,607)	-	(5,607)
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital		-	-	-	-	102	-	-	-	-	102	-	102
Corporate reorganization		-	-	-	1,547	-	-	-	-	-	1,547	-	1,547
Other (3)		-	-	-	769	-	-	-	-	-	769	-	769
Total comprehensive income		-	-	-	-	26,760	(3,325)	45	(300)	675	23,855	1,624	25,479
Net income		-	-	-	-	26,760	-	-	-	-	26,760	1,624	28,384
Other comprehensive income for the period		-	-	-	-	-	(3,325)	45	(300)	675	(2,905)	-	(2,905)
Appropriations:
Legal reserve		-	-	-	1,312	(1,312)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	18,477	(18,477)	-	-	-	-	-	-	-
Total - 12/31/2021	19	90,729	(528)	2,250	66,161	-	(2,400)	(1,486)	6,531	(8,393)	152,864	11,612	164,476
Change in the period		(6,419)	379	(76)	18,814	-	(3,248)	45	(323)	699	9,871	80	9,951
Total - 01/01/2022		90,729	(528)	2,250	66,161	-	(2,400)	(1,486)	6,531	(8,393)	152,864	11,612	164,476
Transactions with owners		-	457	230	-	-	-	-	-	-	687	(2,964)	(2,277)
Result of delivery of treasury shares	19, 20	-	457	64	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	166	-	166
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	(2,964)	(2,964)
Dividends		-	-	-	-	-	-	-	-	-	-	(293)	(293)
Interest on capital		-	-	-	-	(9,844)	-	-	-	-	(9,844)	-	(9,844)
Unclaimed dividends and Interest on capital		-	-	-	-	119	-	-	-	-	119	-	119
Corporate reorganization	2d I, 3	-	-	-	36	-	-	-	-	-	36	-	36
Other (3)		-	-	-	786	-	-	-	-	-	786	-	786
Total comprehensive income		-	-	-	-	29,634	(3,235)	(34)	(3,026)	(34)	23,305	1,035	24,340
Net income		-	-	-	-	29,702	-	-	-	-	29,702	1,035	30,737
Other comprehensive income for the period		-	-	-	-	(68)	(3,235)	(34)	(3,026)	(34)	(6,397)	-	(6,397)
Appropriations:
Legal reserve		-	-	-	1,485	(1,485)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	18,424	(18,424)	-	-	-	-	-	-	-
Total - 12/31/2022	19	90,729	(71)	2,480	86,892	-	(5,635)	(1,520)	3,505	(8,427)	167,953	9,390	177,343
Change in the period		-	457	230	20,731	-	(3,235)	(34)	(3,026)	(34)	15,089	(2,222)	12,867
1)	Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2)	Includes cash flow hedge and hedge of net investment in foreign operation.
3)	Includes Argentina´s hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)

	Note	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Adjusted net income		88,266	93,298	60,214
Net income		30,737	28,384	15,064
Adjustments to net income:		57,529	64,914	45,150
Share-based payment		234	(20)	217
Effects of changes in exchange rates on cash and cash equivalents		24,279	19,941	11,677
Expected loss from financial assets and claims		29,287	14,379	25,980
Income from interest and foreign exchange variation from operations with subordinated debt		1,708	24,279	20,774
Provision for insurance and private pension		12,184	9,669	10,316
Depreciation and amortization		4,796	4,233	3,729
Expense from update / charges on the provision for civil, labor, tax and legal obligations		1,288	578	893
Provision for civil, labor, tax and legal obligations		2,882	3,565	3,602
Revenue from update / charges on deposits in guarantee		(1,018)	(376)	(344)
Deferred taxes (excluding hedge tax effects)	24b	3,457	10,024	(239)
Income from share in the net income of associates and joint ventures and other investments		(672)	(1,164)	(1,399)
Income from financial assets - at fair value through other comprehensive income		1,534	2,086	(1,107)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(16,863)	(18,311)	(21,057)
Income from interest and foreign exchange variation of financial assets at amortized cost		(7,364)	(6,541)	(8,309)
(Gain) / loss on sale of investments and fixed assets		-	(565)	(4,165)
Other	23	1,797	3,137	4,582
Change in assets and liabilities		41,700	(38,992)	(723)
(Increase) / decrease in assets
Interbank deposits		10,379	(5,590)	(21,775)
Securities purchased under agreements to resell		(42,595)	61,293	(21,639)
Compulsory deposits with the Central Bank of Brazil		(5,356)	(20,333)	1,189
Loan operations		(106,975)	(126,493)	(141,951)
Derivatives (assets / liabilities)		4,460	(8,842)	(2,973)
Financial assets designated at fair value through profit or loss		(20,132)	24,104	(107,996)
Other financial assets		(15,550)	(2,999)	1,841
Other tax assets		(409)	1,910	534
Other assets		(9,346)	506	(18,008)
(Decrease) / increase in liabilities
Deposits		21,066	41,362	301,950
Deposits received under securities repurchase agreements		40,592	(20,516)	16,781
Funds from interbank markets		117,442	21,110	(18,827)
Funds from institutional markets		11,243	208	18,611
Other financial liabilities		32,966	15,343	1,843
Financial liabilities at fair value throught profit or loss		(50)	(29)	(60)
Provision for insurance and private pension		6,440	(17,293)	(9,004)
Provisions		(1,551)	709	(3,550)
Tax liabilities		(347)	(898)	(1,910)
Other liabilities		5,297	3,341	10,048
Payment of income tax and social contribution		(5,874)	(5,885)	(5,827)
Net cash from / (used in) operating activities		129,966	54,306	59,491
Dividends / Interest on capital received from investments in associates and joint ventures		336	661	487
Cash upon sale of investments in associates and joint ventures		-	623	4,982
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc		-	(10)	-
Cash upon sale of fixed assets		505	172	331
Mutual rescission of intangible assets agreements		17	95	309
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		(1,605)	14,028	(11,860)
(Purchase) / redemptions of financial assets at amortized cost		(63,701)	(11,296)	11,863
(Purchase) of investments in associates and joint ventures		(660)	(33)	(52)
(Purchase) of fixed assets		(2,727)	(1,414)	(1,716)
(Purchase) of intangible assets	14	(5,768)	(7,667)	(3,591)
Net cash from / (used in) investment activities		(73,603)	(4,841)	753
Subordinated debt obligations raisings		1,004	8,229	5,260
Subordinated debt obligations redemptions		(23,208)	(32,388)	(10,581)
Change in non-controlling interests stockholders		(2,964)	(1,414)	3,330
Result of delivery of treasury shares		453	510	494
Dividends and interest on capital paid to non-controlling interests		(293)	(130)	(506)
Dividends and interest on capital paid		(6,706)	(6,267)	(11,552)
Net cash from / (used in) financing activities		(31,714)	(31,460)	(13,555)
Net increase / (decrease) in cash and cash equivalents	2d III	24,649	18,005	46,689
Cash and cash equivalents at the beginning of the period		103,887	105,823	70,811
Effects of changes in exchange rates on cash and cash equivalents		(24,279)	(19,941)	(11,677)
Cash and cash equivalents at the end of the period		104,257	103,887	105,823
Cash		35,381	44,512	46,224
Interbank deposits		12,584	12,555	3,888
Securities purchased under agreements to resell - Collateral held		56,292	46,820	55,711
Additional information on cash flow (Mainly operating activities)
Interest received		213,820	131,661	121,558
Interest paid		107,468	73,458	77,011
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Spin-off of XP Inc. investment		-	9,975	-
Increase of Equity Interest in ITAU CORPBANCA		961	-	-
Dividends and interest on capital declared and not yet paid		4,506	2,864	3,178
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements

At 12/31/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 12/31 of 2022, 2021 and 2020 for income statement

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30.

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

These consolidated financial statements were approved by the Board of Directors on April 27, 2023.

Note 2 - Significant accounting policies

a) Basis of preparation

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

b) New accounting standards changes and interpretations of existing standards

I - Accounting standards applicable for period ended December 31, 2022

There were no new accounting standards for the current period.

II - Accounting standards recently issued and applicable in future periods

•	IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for measurement:
•	Building Block Approach (BBA) General Model: applicable to all insurance contracts without direct participation features and reinsurance maintained.
•	Premium Allocation Approach (PAA) Simplified Model: applicable to insurance and reinsurance contracts maintained with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used.
•	Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features, composed substantially by investment related service contracts under which an entity promises an investment return based on underlying items.

ITAÚ UNIBANCO HOLDING will use the BBA, PAA and VFA approach, considering the features of existing and maintained insurance and reinsurance contracts.

Insurance contracts must be measured considering four components:

•	Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows.
•	Adjustment for Non-financial Risk: estimate of offset required for differences that may occur between cash flows.
•	Contractual Margin: unearned income that will be recognized according to the provision of insurance services, being represented in the initial recognition by the difference in the present value of the estimated cash flows inflows and outflows minus the adjustment for non-financial risk.
•	Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows.

Additionally, the redesignation of the classification of financial assets that are related to insurance and reinsurance contracts maintained is forecasted in the event IFRS 9 - Financial Instruments has already been adopted.

This standard is effective as from January 1st, 2023 and the transition date corresponds to the previous year, January 1st, 2022, with transition effects directly impacting the caption Retained Earnings in Stockholders’ Equity. ITAÚ UNIBANCO HOLDING has conducted simulations and the transition effect for IFRS 17 and redesignation of financial assets will entail, according to best estimates, a reduction, at January 1st, 2022, not exceeding 0.50% of Stockholder’ Equity, net effects of tax effects.

The adoption of the new standard will not result in regulatory or prudential impacts - including capital - for ITAÚ UNIBANCO HOLDING, since such limits are calculated based on the Prudential Consolidated which is prepared according to the generally accepted principles and accounting standards in Brazil applicable to institutions authorized to operate by BACEN.

•	Amendments to IAS 1 – Presentation of Financial Statements:

Information on accounting policies - requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts.

Segregation between Current and Non-current Liabilities - clarifies when considering contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application. Analyses regarding possible changes in disclosure will be completed by the date the standard becomes effective.

•	Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.
•	Amendments to IAS 12 – Income Taxes – Requires that the lessee recognizes deferred taxes arising from temporary differences generated in the initial recognition of right-of-use assets and lease liabilities, in compliance with the tax legislation. These amendments are effective for years beginning January 1st, 2023 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

c) Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic
Consolidation	2c I and 3
Fair value of financial instruments	2c II and 28
Effective interest rate	2c III, 5, 8, 9 and 10
Change to financial assets	2c IV, 5, 8, 9 and 10
Transfer and write-off of financial assets	2c V, 5, 8, 9 and 10
Expected credit loss	2c VI, 8, 9, 10 and 32
Goodwill impairment	2c VII and 14
Deferred income tax and social contribution	2c VIII and 24
Defined benefit pension plan	2c IX and 26
Provisions, contingencies and legal obligations	2c X and 29
Technical provisions for insurance and private pension	2c XI and 27

I - Consolidation

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

II - Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

III - Effective interest rate

For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without considering future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

IV - Modification of financial assets

The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated.

V - Transfer and write-off of financial assets

When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no material effects on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income.

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off.

VI - Expected credit loss

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’ credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions are:

•	Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period during which it will be exposed to a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options.
•	Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales.
•	Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected.
•	Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.
•	Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. Triggers are determined on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors.

VII - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

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

VIII - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies.

IX - Defined benefit pension plans

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

X - Provisions and contingencies

ITAÚ UNIBANCO HOLDING periodically reviews its provisions and contingencies which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

XI - Technical provisions for insurance and private pension

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

d) Summary of main accounting practices

I - Consolidation

I.I - Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency (1,2)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2022	12/31/2021	12/31/2022	12/31/2021
In Brazil
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A. (3)	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	65.27%	49.30%	65.27%	49.30%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	Chilean peso	Chile	Financial institution	65.62%	56.60%	65.62%	56.60%

1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch and Itaú Unibanco S.A. Miami Branch, which uses the US dollar.
2) On January 1, 2022, the functional currency of the units Itaú Unibanco S.A. Miami Branch and Itaú BBA USA Securities Inc. was changed from reais into dollars due to the modification in the scope of activity and the main economic environment in which the units operate.
3) Company incorporated by Dibens Leasing S.A. - Arrendamento Mercantil at 03/31/2022.

I.II - Business combinations

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

I.III - Goodwill

Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

I.IV - Capital Transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Foreign currency translation

II.I - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders’ equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Financial assets and liabilities

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

IV.I - Initial recognition and derecognition

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.

Financial assets are partially or fully derecognized when:

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

IV.II Classification and subsequent measurement of financial assets

Financial assets are classified in the following categories:

•	Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.
•	Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.
•	Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.

The classification and subsequent measurement of financial assets depend on:

•	The business model under which they are managed.
•	The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

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

Amortized cost

Amortized cost is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Fair value

Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market participants on the measurement date.

ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process.

Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28.

The adjustment to fair value of financial assets and liabilities is recognized:

•	In stockholders' equity for financial assets and liabilities measured at fair value through other comprehensive income.
•	In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities.

Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING 's right to receive such dividends is assured.

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

Expected credit loss

ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts:

•	Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.
•	Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.
•	Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover.

ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk.

•	Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated.
•	Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly.
•	Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.

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

If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk.

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

IV.III - Classification and subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

•	Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies.
•	Loan commitments and financial guarantees: see details in Note 2d IV.VlIl.

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

IV.IV - Securities purchased under agreements to resell

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

The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements if provided for in the agreements or can be sold.

IV.V - Derivatives

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

When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if:

•	Their characteristics and economic risks are not closely related to those of the main component.
•	The separate instrument meets the definition of a derivative.
•	The underlying instrument is not booked at fair value through profit or loss.

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

Fair value hedge

The following practices are adopted for these operations:

•	The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income.
•	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income.

When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:

•	The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge.
•	The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.

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

Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

•	The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income.
•	The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.

IV.VI - Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

IV.VII - Premium bonds plans

In Brazil, Premium bonds plans are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

IV.VIII - Loan commitments and financial guarantees

ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Statement of Income under the heading Commissions and Banking Fees.

After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher than the fair value less accumulated amortization, this amount is replaced by a provision for loss.

V - Investments in associates and joint ventures

V.I - Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

V.II - Joint ventures

ITAÚ UNIBANCO HOLDING has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

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

VI - Lease operations (Lessee)

ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.

The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

VII - Fixed assets

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

VIII - Intangible assets

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

The breakdown of Goodwill and Intangible assets is described in Note 14.

IX - Assets held for sale

Assets held for sale are recognized in the balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

X - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV.

XI - Insurance contracts and private pensions

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

Reinsurance

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of its responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract.

If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for funding of claims paid.

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

XII - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees.

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates.

Pension plans - Defined benefit plans

The liability or asset, as the case may be, recognized in the Balance Sheet with respect to a defined benefit plan,  corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by actuarial specialists, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur.

XIII - Share-based payments

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

XIV - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the balance sheet under Provisions.
•	Possible: which are disclosed in the Financial Statements, but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

XV - Capital

Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

XVI - Treasury shares

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

XVII - Dividends and interest on capital

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

XVIII - Earnings per share

ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method", whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 25.

XIX - Segment information

Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Business, (ii) Wholesale Business and (iii) Market + Corporation.

Segment information is presented in Note 30.

XX - Commissions and Banking Fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING are:

•	Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.
•	Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.
•	Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

•	Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.
•	Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.
•	Collection services: refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

Note 3 - Business development

Itaú CorpBanca Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC’s capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income.

On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC’s capital, for the amount of R$ 867 and their fair value of R$ 901.

Itaú CorpBanca

ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders’ agreement of ITAÚ CORPBANCA was fully terminated.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2022			12/31/2021
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell (1)	221,726	50	221,776	168,937	774	169,711
Collateral held	69,870	50	69,920	54,187	774	54,961
Collateral repledge	128,542	-	128,542	103,968	-	103,968
Assets received as collateral with right to sell or repledge	14,846	-	14,846	22,139	-	22,139
Assets received as collateral without right to sell or repledge	113,696	-	113,696	81,829	-	81,829
Collateral sold	23,314	-	23,314	10,782	-	10,782
Interbank deposits	56,672	2,914	59,586	64,049	5,885	69,934
Total (2)	278,398	2,964	281,362	232,986	6,659	239,645

1) The amounts of R$ 14,576 (R$ 9,266 at 12/31/2021) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 151,856 (R$ 114,750 at 12/31/2021) are pledged in guarantee of repurchase commitment transactions.
2) Includes losses in the amounts of R$ (9) (R$ (15) at 12/31/2021).

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities

	12/31/2022			12/31/2021
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	33,011	(520)	32,491	20,130	9	20,139
Brazilian government securities (1)	230,924	(572)	230,352	223,529	(1,774)	221,755
Government securities – abroad (1)	8,007	10	8,017	5,581	(20)	5,561
Argentina	669	4	673	901	29	930
Chile	1,648	(1)	1,647	839	(2)	837
Colombia	844	6	850	1,071	(12)	1,059
United States	612	(2)	610	2,706	(35)	2,671
Israel	852	8	860	-	-	-
Mexico	15	(2)	13	19	-	19
Paraguay	40	-	40	10	-	10
Peru	7	(1)	6	8	-	8
Switzerland	3,059	(1)	3,058	-	-	-
Uruguay	261	(1)	260	27	-	27
Corporate securities (1)	117,572	(4,893)	112,679	116,346	(1,878)	114,468
Shares	16,931	(1,394)	15,537	20,293	(936)	19,357
Rural product note	2,484	33	2,517	6,752	100	6,852
Bank deposit certificates	360	-	360	150	-	150
Real estate receivables certificates	1,580	(100)	1,480	1,075	(63)	1,012
Debentures	66,223	(3,281)	62,942	66,730	(942)	65,788
Eurobonds and other	4,499	(126)	4,373	5,293	(40)	5,253
Financial bills	19,409	(31)	19,378	10,128	(17)	10,111
Promissory and commercial notes	3,888	12	3,900	4,655	29	4,684
Other	2,198	(6)	2,192	1,270	(9)	1,261
Total	389,514	(5,975)	383,539	365,586	(3,663)	361,923
1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 45,746 (R$ 50,116 at 12/31/2021), b) Government securities - abroad R$ 317 (R$ 171 at 12/31/2021) and c) Corporate securities R$ 14,199 (R$ 15,984 at 12/31/2021), totaling R$ 60,262 (R$ 66,271 at 12/31/2021).

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:
	12/31/2022		12/31/2021
	Cost	Fair value	Cost	Fair value
Current	147,563	145,722	78,151	77,057
Non-stated maturity	39,137	37,223	33,781	32,853
Up to one year	108,426	108,499	44,370	44,204
Non-current	241,951	237,817	287,435	284,866
From one to five years	170,372	169,113	212,424	211,325
From five to ten years	49,186	47,916	51,434	50,688
After ten years	22,393	20,788	23,577	22,853
Total	389,514	383,539	365,586	361,923

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 216,467 (R$ 197,648 at 12/31/2021) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

	12/31/2022
	Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian government securities	1,505	55		1,560
Total	1,505	55		1,560

	12/31/2021
	Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian external debt bonds	3,075	(31)		3,044
Total	3,075	(31)		3,044
The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:
01/01/2022	12/31/2022		12/31/2021
01/01/2021	Cost	Fair Value	Cost	Fair Value
Current	1,505	1,560	1,474	1,458
Up to one year	1,505	1,560	1,474	1,458
Non-current	-	-	1,601	1,586
From one to five years	-	-	1,601	1,586
Total	1,505	1,560	3,075	3,044

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,155 (R$ 11,011 at 12/31/2021) and was basically comprised of government securities.

Further information on parameters used to management risks, may be found in Note 32 – Risk and Capital Management.

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2022
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	46,902	59.9%	4,866	1,022	1,635	2,842	8,261	28,276
Option agreements	23,671	30.3%	15,610	923	1,443	4,283	802	610
Forwards	601	0.8%	460	74	58	3	-	6
Credit derivatives	492	0.6%	3	-	10	9	9	461
NDF - Non Deliverable Forward	6,140	7.9%	1,632	1,095	926	1,220	995	272
Other Derivative Financial Instruments	402	0.5%	1	28	1	5	26	341
Total	78,208	100.0%	22,572	3,142	4,073	8,362	10,093	29,966
% per maturity date			28.9%	4.0%	5.2%	10.7%	12.9%	38.3%

	12/31/2022
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(39,068)	50.8%	(2,835)	(881)	(1,241)	(2,992)	(7,344)	(23,775)
Option agreements	(29,882)	38.9%	(3,221)	(2,973)	(9,214)	(12,900)	(901)	(673)
Forwards	(65)	0.1%	(55)	(5)	-	(5)	-	-
Credit derivatives	(604)	0.8%	-	-	(2)	(1)	(7)	(594)
NDF - Non Deliverable Forward	(6,626)	8.6%	(1,672)	(1,722)	(863)	(1,213)	(707)	(449)
Other Derivative Financial Instruments	(616)	0.8%	(219)	(37)	(12)	(53)	(97)	(198)
Total	(76,861)	100.0%	(8,002)	(5,618)	(11,332)	(17,164)	(9,056)	(25,689)
% per maturity date			10.4%	7.3%	14.7%	22.3%	11.8%	33.5%
1) Comprises R$ 24 pegged to Libor.

F-35

	12/31/2021
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	38,014	55.0%	1,820	370	837	2,596	7,341	25,050
Option agreements	21,252	30.8%	10,599	3,515	3,788	1,913	683	754
Forwards	3,111	4.5%	1,595	1,167	290	56	3	-
Credit derivatives	242	0.4%	-	-	7	8	22	205
NDF - Non Deliverable Forward	5,943	8.6%	1,193	1,207	1,109	1,053	752	629
Other Derivative Financial Instruments	483	0.7%	285	2	-	6	25	165
Total	69,045	100.0%	15,492	6,261	6,031	5,632	8,826	26,803
% per maturity date			22.4%	9.1%	8.7%	8.2%	12.8%	38.8%

	12/31/2021
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(34,646)	54.9%	(1,562)	(638)	(1,057)	(2,275)	(6,944)	(22,170)
Option agreements	(22,547)	35.7%	(4,086)	(5,170)	(7,479)	(4,247)	(786)	(779)
Forwards	(762)	1.2%	(762)	-	-	-	-	-
Credit derivatives	(198)	0.3%	-	-	(1)	(1)	(8)	(188)
NDF - Non Deliverable Forward	(4,896)	7.7%	(739)	(1,256)	(565)	(1,097)	(822)	(417)
Other Derivative Financial Instruments	(155)	0.2%	(4)	(2)	(6)	(5)	(36)	(102)
Total	(63,204)	100.0%	(7,153)	(7,066)	(9,108)	(7,625)	(8,596)	(23,656)
% per maturity date			11.3%	11.2%	14.4%	12.1%	13.6%	37.4%

b) Derivatives by index and Risk Factor

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2022
Future contracts	1,020,605	-	-	-
Purchase commitments	418,886	-	-	-
Shares	3,395	-	-	-
Commodities	503	-	-	-
Interest	385,229	-	-	-
Foreign currency	29,759	-	-	-
Commitments to sell	601,719	-	-	-
Shares	11,702	-	-	-
Commodities	3,896	-	-	-
Interest	557,806	-	-	-
Foreign currency	28,315	-	-	-
Swap contracts		2,948	4,886	7,834
Asset position	1,571,025	22,396	24,506	46,902
Commodities	222	1	1	2
Interest	1,509,045	20,913	23,502	44,415
Foreign currency	61,758	1,482	1,003	2,485
Liability position	1,571,025	(19,448)	(19,620)	(39,068)
Shares	1,604	(180)	59	(121)
Commodities	609	(5)	1	(4)
Interest	1,491,476	(18,130)	(18,487)	(36,617)
Foreign currency	77,336	(1,133)	(1,193)	(2,326)
Option contracts	1,352,201	(5,960)	(251)	(6,211)
Purchase commitments – long position	267,199	3,071	(665)	2,406
Shares	131,529	1,786	(131)	1,655
Commodities	2,347	43	(7)	36
Interest	93,795	156	4	160
Foreign currency	39,528	1,086	(531)	555
Commitments to sell – long position	419,044	20,238	1,027	21,265
Shares	138,899	19,592	1,094	20,686
Commodities	904	18	(6)	12
Interest	256,483	51	6	57
Foreign currency	22,758	577	(67)	510
Purchase commitments – short position	223,496	(7,997)	444	(7,553)
Shares	131,361	(4,448)	155	(4,293)
Commodities	2,000	(15)	5	(10)
Interest	64,256	(181)	(5)	(186)
Foreign currency	25,879	(3,353)	289	(3,064)
Commitments to sell – short position	442,462	(21,272)	(1,057)	(22,329)
Shares	137,322	(17,467)	(1,087)	(18,554)
Commodities	963	(32)	10	(22)
Interest	270,585	(66)	(13)	(79)
Foreign currency	33,592	(3,707)	33	(3,674)
Forward operations	4,755	549	(13)	536
Purchases receivable	187	452	(4)	448
Shares	157	157	(5)	152
Interest	30	295	1	296
Purchases payable obligations	-	(30)	-	(30)
Interest	-	(30)	-	(30)
Sales receivable	3,901	153	-	153
Shares	126	124	-	124
Commodities	6	6	-	6
Interest	-	23	-	23
Foreign currency	3,769	-	-	-
Sales deliverable obligations	667	(26)	(9)	(35)
Interest	23	(26)	1	(25)
Foreign currency	644	-	(10)	(10)
Credit derivatives	43,808	(101)	(11)	(112)
Asset position	28,724	542	(50)	492
Shares	2,192	71	15	86
Interest	26,532	471	(65)	406
Liability position	15,084	(643)	39	(604)
Shares	2,846	(58)	(58)	(116)
Interest	12,238	(585)	97	(488)
NDF - Non Deliverable Forward	326,100	(936)	450	(486)
Asset position	162,554	5,808	332	6,140
Shares	2,943	343	(2)	341
Foreign currency	159,611	5,465	334	5,799
Liability position	163,546	(6,744)	118	(6,626)
Commodities	867	(81)	(4)	(85)
Foreign currency	162,679	(6,663)	122	(6,541)
Other derivative financial instruments	8,170	44	(258)	(214)
Asset position	7,261	255	147	402
Shares	1,096	-	61	61
Commodities	72	-	1	1
Interest	6,093	255	85	340
Liability position	909	(211)	(405)	(616)
Shares	467	(1)	(4)	(5)
Commodities	47	(6)	(1)	(7)
Interest	301	(201)	(15)	(216)
Foreign currency	94	(3)	(385)	(388)

	Asset	52,915	25,293	78,208
	Liability	(56,371)	(20,490)	(76,861)
	Total	(3,456)	4,803	1,347

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount (1)	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2022
Future contracts	227,878	423,571	216,999	152,157	1,020,605
Swap contracts	267,484	151,436	176,320	975,785	1,571,025
Option contracts	456,100	462,790	374,678	58,633	1,352,201
Forwards (onshore)	1,406	2,637	706	6	4,755
Credit derivatives	3,912	9,578	5,144	25,174	43,808
NDF - Non Deliverable Forward	116,901	111,325	55,411	42,463	326,100
Other derivative financial instruments	131	637	1,012	6,390	8,170

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2021
Future contracts	857,781	-	-	-
Purchase commitments	470,895	-	-	-
Shares	14,627	-	-	-
Commodities	703	-	-	-
Interest	429,862	-	-	-
Foreign currency	25,703	-	-	-
Commitments to sell	386,886	-	-	-
Shares	14,181	-	-	-
Commodities	3,308	-	-	-
Interest	342,575	-	-	-
Foreign currency	26,822	-	-	-
Swap contracts		(1,861)	5,229	3,368
Asset position	1,338,457	13,410	24,604	38,014
Commodities	2	-	-	-
Interest	1,318,082	10,339	23,835	34,174
Foreign currency	20,373	3,071	769	3,840
Liability position	1,338,457	(15,271)	(19,375)	(34,646)
Shares	497	(37)	(3)	(40)
Commodities	130	-	(1)	(1)
Interest	1,309,778	(13,331)	(19,377)	(32,708)
Foreign currency	28,052	(1,903)	6	(1,897)
Option contracts	1,621,736	154	(1,449)	(1,295)
Purchase commitments – long position	145,412	17,981	1,496	19,477
Shares	11,929	521	1,140	1,661
Commodities	471	20	20	40
Interest	63,697	127	98	225
Foreign currency	69,315	17,313	238	17,551
Commitments to sell – long position	668,380	2,433	(658)	1,775
Shares	18,928	878	339	1,217
Commodities	306	9	(3)	6
Interest	582,086	154	(148)	6
Foreign currency	67,060	1,392	(846)	546
Purchase commitments – short position	79,734	(17,595)	(2,781)	(20,376)
Shares	14,045	(348)	(1,185)	(1,533)
Commodities	274	(8)	(1)	(9)
Interest	3,284	(68)	(48)	(116)
Foreign currency	62,131	(17,171)	(1,547)	(18,718)
Commitments to sell – short position	728,210	(2,665)	494	(2,171)
Shares	16,545	(648)	(368)	(1,016)
Commodities	266	(19)	11	(8)
Interest	642,475	(227)	211	(16)
Foreign currency	68,924	(1,771)	640	(1,131)
Forward operations	26,129	2,362	(13)	2,349
Purchases receivable	1,016	1,186	(27)	1,159
Shares	948	948	(27)	921
Interest	68	238	-	238
Purchases payable obligations	-	(68)	-	(68)
Interest	-	(68)	-	(68)
Sales receivable	20,765	1,938	14	1,952
Shares	1,258	1,244	(1)	1,243
Interest	-	694	-	694
Foreign currency	19,507	-	15	15
Sales deliverable obligations	4,348	(694)	-	(694)
Interest	694	(694)	-	(694)
Foreign currency	3,654	-	-	-
Credit derivatives	21,556	(532)	576	44
Asset position	13,414	(271)	513	242
Shares	1,784	(37)	101	64
Commodities	18	-	-	-
Interest	11,612	(234)	412	178
Liability position	8,142	(261)	63	(198)
Shares	1,865	(63)	17	(46)
Interest	6,277	(198)	46	(152)
NDF - Non Deliverable Forward	278,531	239	808	1,047
Asset position	144,123	5,256	687	5,943
Shares	5	-	-	-
Commodities	2,489	478	(1)	477
Foreign currency	141,629	4,778	688	5,466
Liability position	134,408	(5,017)	121	(4,896)
Commodities	1,104	(50)	3	(47)
Foreign currency	133,304	(4,967)	118	(4,849)
Other derivative financial instruments	6,064	25	303	328
Asset position	5,132	164	319	483
Shares	202	-	8	8
Interest	4,869	161	29	190
Foreign currency	61	3	282	285
Liability position	932	(139)	(16)	(155)
Shares	576	(9)	(12)	(21)
Interest	347	(130)	(3)	(133)
Foreign currency	9	-	(1)	(1)
	Asset	42,097	26,948	69,045
	Liability	(41,710)	(21,494)	(63,204)
	Total	387	5,454	5,841

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount (1)	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2021
Future contracts	370,243	248,922	74,456	164,160	857,781
Swap contracts	131,681	155,022	121,040	930,714	1,338,457
Option contracts	1,230,470	268,254	45,731	77,281	1,621,736
Forwards	3,173	13,402	9,551	3	26,129
Credit derivatives	-	6,602	826	14,128	21,556
NDF - Non Deliverable Forward	77,962	113,359	48,091	39,119	278,531
Other derivative financial instruments	199	739	624	4,502	6,064

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2022
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	1,020,604	991,559	1,255,056	4,696	17,806	70,562	-
Over-the-counter market	1	579,466	97,145	59	26,002	255,538	8,170
Financial institutions	-	465,917	52,177	53	26,002	117,077	5,938
Companies	1	105,076	43,949	6	-	137,091	2,227
Individuals	-	8,473	1,019	-	-	1,370	5
Total	1,020,605	1,571,025	1,352,201	4,755	43,808	326,100	8,170

	12/31/2021
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	857,781	817,629	1,530,730	25,368	7,535	65,035	-
Over-the-counter market	-	520,828	91,006	761	14,021	213,496	6,064
Financial institutions	-	413,651	57,540	761	14,021	76,415	4,861
Companies	-	103,758	32,415	-	-	136,270	1,200
Individuals	-	3,419	1,051	-	-	811	3
Total	857,781	1,338,457	1,621,736	26,129	21,556	278,531	6,064

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.
CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.
TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.
ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings.

	12/31/2022
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	18,156	2,534	6,368	9,176	78
TRS	16,000	16,000	-	-	-
Total by instrument	34,156	18,534	6,368	9,176	78
By risk rating
Investment grade	1,944	218	850	876	-
Below investment grade	32,212	18,316	5,518	8,300	78
Total by risk	34,156	18,534	6,368	9,176	78
By reference entity
Brazilian government	28,988	17,195	4,543	7,172	78
Governments – abroad	280	91	73	116	-
Private entities	4,888	1,248	1,752	1,888	-
Total by entity	34,156	18,534	6,368	9,176	78

	12/31/2021
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	9,837	1,681	3,566	4,590	-
TRS	5,610	5,610	-	-	-
Total by instrument	15,447	7,291	3,566	4,590	-
By risk rating
Investment grade	516	194	253	69	-
Below investment grade	14,931	7,097	3,313	4,521	-
Total by risk	15,447	7,291	3,566	4,590	-
By reference entity
Brazilian government	11,882	6,144	1,792	3,946	-
Governments – abroad	196	33	102	61	-
Private entities	3,369	1,114	1,672	583	-
Total by entity	15,447	7,291	3,566	4,590	-

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	12/31/2022
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(18,156)	9,652	(8,504)
TRS	(16,000)	-	(16,000)
Total	(34,156)	9,652	(24,504)

	12/31/2021
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,837)	6,109	(3,728)
TRS	(5,610)	-	(5,610)
Total	(15,447)	6,109	(9,338)

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2022
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	221,776	-	221,776	(3,930)	-	217,846
Derivative financial instruments	78,208	-	78,208	(17,507)	(1,005)	59,696

	12/31/2021
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	169,711	-	169,711	(3,649)	-	166,062
Derivative financial instruments	69,045	-	69,045	(14,517)	(217)	54,311

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2022
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	293,440	-	293,440	(40,156)	-	253,284
Derivative financial instruments	76,861	-	76,861	(17,507)	-	59,354

	12/31/2021
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	252,848	-	252,848	(39,317)	-	213,531
Derivative financial instruments	63,204	-	63,204	(14,517)	-	48,687
1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 7 - Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest Rate: Risk of loss in transactions subject to interest rate variations.
•	Currency: Risk of loss in transactions subject to foreign exchange variation.

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

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

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

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

•	Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.
•	Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.
•	Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.
•	Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.
•	Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.
•	Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

•	Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

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

		12/31/2022
		Hedged item				Hedge instrument
Strategies	Heading	Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	149,300	1,169	1,169	149,210	1,222
Hedge of assets transactions	Loans and lease operations and Securities	6,894	-	(367)	(367)	63,528	(367)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of loan operations	Loans and lease operations	3,283	-	(6)	(6)	3,288	(6)
Hedge of funding	Deposits	-	6,881	86	86	6,967	86
Hedge of assets denominated in UF	Securities	7,871	-	16	16	7,853	16
Foreign exchange risk
Hedge of highly probable forecast transactions		-	343	4	191	343	4
Hedge of funding	Deposits	-	360	(1)	(1)	359	(1)
Total		70,964	156,884	(607)	(420)	225,396	(554)

		12/31/2021
		Hedged item				Hedge instrument
Strategies	Heading	Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	39,142	1,065	1,065	39,136	1,072
Hedge of assets transactions	Loans and lease operations and Securities	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of loan operations	Loans and lease operations	131	-	-	-	131	1
Hedge of funding	Deposits	-	5,749	30	30	5,779	30
Hedge of assets denominated in UF	Securities	14,558	-	(127)	(127)	14,683	(127)
Foreign exchange risk
Hedge of highly probable forecast transactions		3,508	-	185	740	3,508	185
Total		67,344	44,891	(942)	(387)	111,412	(946)

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

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 187 (R$ 555 at 12/31/2021).

Hedge Instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	206,586	31	27	(653)	(706)	53	-
Forward	10,037	136	646	11	11	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk
Futures	249	2	-	-	-	-	378
Forward	94	-	1	4	4	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	225,396	424	685	(554)	(607)	53	379

Hedge Instruments	12/31/2021
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	87,311	58	24	(1,035)	(1,030)	(5)	(13)
Forward	16,830	118	593	(118)	(118)	-	-
Swaps	3,763	19	-	22	21	1	-
Foreign exchange risk
Futures	3,480	252	-	185	185	-	-
Forward	28	-	-	-	-	-	-
Total	111,412	447	617	(946)	(942)	(4)	(13)

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.

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

Strategies	12/31/2022
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	8,983	-	(14,836)	(14,836)	9,933	(14,996)
Total	8,983	-	(14,836)	(14,836)	9,933	(14,996)

Strategies	12/31/2021
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	11,325	-	(14,701)	(14,701)	15,924	(14,720)
Total	11,325	-	(14,701)	(14,701)	15,924	(14,720)
1) Hedge instruments consider the gross tax position. 2) Amounts recorded under heading Derivatives.

In the period, the amount of R$ 7,049 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders' equity) is R$ (3,116) (R$ (5,265) at 12/31/2021), with no effect on the result as foreign investments were maintained.

Hedge instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	1,673	-	-	(5,751)	(5,710)	(41)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(2,521)	(2,411)	(110)	-
Future / Financial Assets	3,074	4,380	1,839	(6,724)	(6,715)	(9)	-
Total	9,933	4,556	1,965	(14,996)	(14,836)	(160)	-

Hedge instruments	12/31/2021
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	2,126	286	-	(3,252)	(3,241)	(11)	-
Future / NDF - Non Deliverable Forward	8,036	209	95	(3,534)	(3,529)	(5)	-
Future / Financial Assets	5,762	6,566	3,653	(7,934)	(7,931)	(3)	-
Total	15,924	7,061	3,748	(14,720)	(14,701)	(19)	-

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

 Interest rate risk:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.
•	The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2022
	Hedge Item					Hedge Instruments (2)
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of securities	7,363	-	7,134	-	(229)	7,317	225
Total	23,394	14,603	22,716	13,905	20	37,951	(30)

Strategies	12/31/2021
	Hedge Item					Hedge Instruments (2)
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of securities	3,162	-	3,128	-	(34)	2,885	29
Total	12,052	11,051	12,045	10,661	383	22,826	(387)
1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
2) Comprises the amount of R$ 4,349 (R$ 6,422 at 12/31/2021), related to instruments exposed by the change in reference interest rates - IBORs.

At 12/31/2021, the amount of R$ 8,001 was reversed from the hedge relationship, which effective portion is R$ 125, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	12/31/2022
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	35,091	1,002	929	(49)	(10)
Futures	2,860	4	-	19	-
Total	37,951	1,006	929	(30)	(10)

Hedge Instruments	12/31/2021
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	22,826	2	551	(387)	(4)
Total	22,826	2	551	(387)	(4)

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	12/31/2022			12/31/2021
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	149,210	(27)	149,300	39,136	(24)	39,142
Hedge of highly probable forecast transactions	343	1	343	3,508	252	3,508
Hedge of net investment in foreign operations	9,933	2,591	8,983	15,924	3,313	11,325
Hedge of loan operations (Fair value)	16,031	820	16,031	8,890	(28)	8,890
Hedge of loan operations (Cash flow)	3,288	(11)	3,283	131	-	131
Hedge of funding (Fair value)	14,603	(762)	14,603	11,051	(388)	11,051
Hedge of funding (Cash flow)	7,326	391	7,241	5,779	137	5,749
Hedge of assets transactions	6,528	1	6,894	8,213	8	8,621
Hedge of asset-backed securities under repurchase agreements	50,848	30	52,916	39,962	50	40,526
Hedge of assets denominated in UF	7,853	(646)	7,871	14,683	(593)	14,558
Hedge of securities	7,317	19	7,363	2,885	29	3,162
Total		2,407			2,756

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	108,499	26,120	9,110	-	4,726	755	-	149,210
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of net investment in foreign operations (1)	9,933	-	-	-	-	-	-	9,933
Hedge of loan operations (Fair value)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of funding (Fair value)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of securities	3,215	660	1,547	180	346	673	696	7,317
Total	156,339	49,448	37,090	7,570	9,572	10,459	2,802	273,280

	12/31/2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	1,284	9,453	14,221	7,313	5,332	1,533	-	39,136
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	3,508
Hedge of net investment in foreign operations (1)	13,888	-	-	-	-	-	-	13,888
Hedge of loan operations (Fair value)	3,377	1,522	797	838	809	1,547	-	8,890
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	131
Hedge of funding (Fair value)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	5,779
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	8,213
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	39,962
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	14,683
Hedge of securities	-	453	56	1,520	50	805	-	2,884
Total	40,209	35,630	30,367	23,042	9,111	8,404	1,362	148,125
1)	Classified as current, since instruments are frequently renewed.

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:

	12/31/2022				12/31/2021
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1)	73,554	(2,571)	-	70,983	71,298	(1,656)	-	69,642
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – abroad (1)	38,397	(486)	(1)	37,910	30,507	(313)	-	30,194
Argentina	2,791	(11)	-	2,780	409	(4)	-	405
Colombia	1,766	(284)	-	1,482	1,942	(95)	-	1,847
Chile	18,358	(129)	-	18,229	19,885	(151)	-	19,734
United States	9,104	(49)	-	9,055	4,520	(2)	-	4,518
Mexico	760	(3)	-	757	1,028	(6)	-	1,022
Paraguay	3,362	3	(1)	3,364	1,516	(57)	-	1,459
Switzerland	1,356	(11)	-	1,345	-	-	-	-
Uruguay	900	(2)	-	898	1,207	2	-	1,209
Corporate securities (1)	16,027	(3,791)	(77)	12,159	6,714	(880)	(48)	5,786
Shares	8,571	(3,686)	-	4,885	1,629	(886)	-	743
Rural product note	373	18	(1)	390	-	-	-	-
Bank deposit certificates	714	-	-	714	132	(1)	-	131
Debentures	1,231	(3)	(45)	1,183	392	3	(44)	351
Eurobonds and other	4,418	(112)	(27)	4,279	4,498	1	(1)	4,498
Financial bills	13	-	-	13	6	-	-	6
Other	707	(8)	(4)	695	57	3	(3)	57
Total	128,014	(6,848)	(114)	121,052	108,555	(2,849)	(84)	105,622
1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 50,918 (R$ 43,560 at 12/31/2021), b) Government securities - abroad R$ 6,662 (R$ 2,385 at 12/31/2021) and c) Corporate securities R$ 720 (778 at 12/31/2021), totaling R$ 58,300 (R$ 46,723 at 12/31/2021).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2022		12/31/2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	59,191	55,405	27,398	26,428
Non-stated maturity	8,571	4,885	1,629	743
Up to one year	50,620	50,520	25,769	25,685
Non-current	68,823	65,647	81,157	79,194
From one to five years	48,593	47,249	64,034	63,256
From five to ten years	14,456	13,543	12,017	11,557
After ten years	5,774	4,855	5,106	4,381
Total	128,014	121,052	108,555	105,622

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	12/31/2022				12/31/2021
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current
Non-stated maturity
Shares	8,571	(3,686)	-	4,885	1,629	(886)	-	743
Total	8,571	(3,686)	-	4,885	1,629	(886)	-	743

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

In the period there was no receipt of dividends and there was reclassification of R$ (48.3) in Stockholders' equity, due to partial sale of XP INC shares (Note 3).

Reconciliation of expected loss for Other financial assets, segregated by stages:

01/01/2022
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at fair value through other comprehensive income	(84)	(14)	(16)	-	-	-	-	-	(114)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	-	-	(1)	-	-	-	-	-	(1)
Corporate securities	(48)	(14)	(15)	-	-	-	-	-	(77)
Rural product note	-	(1)	-	-	-	-	-	-	(1)
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	1	(2)	-	-	-	-	-	(4)

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2020								12/31/2021
Financial assets at fair value through other comprehensive income	(93)	3	(2)	8	-	-	-	-	(84)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	(1)	1	-	-	-	-	-	-	-
Corporate securities	(56)	2	(2)	8	-	-	-	-	(48)
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(9)	2	(2)	8	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	12/31/2022			12/31/2021
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1)	91,810	(30)	91,780	68,045	(37)	68,008
Government securities – abroad	39,243	(11)	39,232	24,888	(7)	24,881
Colombia	820	(1)	819	925	(1)	924
Chile	4,805	-	4,805	828	-	828
Korea	10,365	(2)	10,363	5,604	-	5,604
Spain	9,924	(2)	9,922	6,132	(1)	6,131
Mexico	13,246	(6)	13,240	11,377	(5)	11,372
Paraguay	59	-	59	-	-	-
Uruguay	24	-	24	22	-	22
Corporate securities (1)	88,262	(1,997)	86,265	54,813	(1,904)	52,909
Rural product note	26,129	(140)	25,989	5,906	(14)	5,892
Bank deposit certificates	98	-	98	110	(1)	109
Real estate receivables certificates	5,738	(4)	5,734	3,988	(1)	3,987
Debentures	47,785	(1,835)	45,950	39,403	(1,883)	37,520
Eurobonds and other	118	-	118	457	(2)	455
Financial bills	113	-	113	51	-	51
Promissory and commercial notes	7,363	(13)	7,350	4,219	(2)	4,217
Other	918	(5)	913	679	(1)	678
Total	219,315	(2,038)	217,277	147,746	(1,948)	145,798
1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 23,639 (R$ 12,570 at 12/31/2021); and b) Corporate securities R$ 12,718 (R$ 11,358 at 12/31/2021), totaling R$ 36,357 (R$ 23,928 at 12/31/2021).

On January 1, 2022, a new business model was created, classified as Amortized Cost, for capital management of a company in Chile (Itaú CorpBanca), in which Foreign Government Securities in the amount of R$ 5,069 were to be classified, previously classified in the Fair Value business model through Other Comprehensive Income.

On 12/31/2022, the fair value of reclassified assets would be R$ 4,780 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be R$ 82.

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2022		12/31/2021
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	62,237	61,640	45,353	45,169
Up to one year	62,237	61,640	45,353	45,169
Non-current	157,078	155,637	102,393	100,629
From one to five years	108,445	107,906	70,924	69,965
From five to ten years	41,528	40,627	26,404	25,600
After ten years	7,105	7,104	5,065	5,064
Total	219,315	217,277	147,746	145,798

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2021
Financial assets at amortized cost	(74)	(80)	(149)	42	53	3	(3)	-	(208)
Brazilian government securities	(37)	7	-	-	-	-	-	-	(30)
Government securities - abroad	(7)	8	(18)	6	-	-	-	-	(11)
Colombia	(1)	1	(1)	-	-	-	-	-	(1)
Korea	-	(2)	-	-	-	-	-	-	(2)
Spain	(1)	-	(1)	-	-	-	-	-	(2)
Mexico	(5)	9	(16)	6	-	-	-	-	(6)
Corporate securities	(30)	(95)	(131)	36	53	3	(3)	-	(167)
Rural product note	(5)	(65)	(64)	8	21	3	(3)	-	(105)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	14	(19)	2	-	-	-	-	(4)
Debentures	(18)	(42)	(31)	15	32	-	-	-	(44)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(1)	(14)	4	-	-	-	-	(13)
Other	(1)	(2)	(3)	5	-	-	-	-	(1)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Corporate securities	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Rural product note	-	(12)	(3)	-	3	9	(21)	-	(24)
Debentures	(38)	(120)	-	104	-	-	(32)	-	(86)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Corporate securities	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Rural product note	(9)	7	(6)	9	-	-	(3)	(9)	(11)
Debentures	(1,827)	(251)	(21)	394	-	-	-	-	(1,705)

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2020								12/31/2021
Financial assets at amortized cost	(185)	188	(147)	70	-	-	-	-	(74)
Brazilian government securities	(44)	7	-	-	-	-	-	-	(37)
Government securities - abroad	(14)	37	(36)	6	-	-	-	-	(7)
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	4	(6)	1	-	-	-	-	(1)
Korea	(4)	7	(3)	-	-	-	-	-	-
Spain	(3)	6	(5)	1	-	-	-	-	(1)
Mexico	(6)	19	(22)	4	-	-	-	-	(5)
Corporate securities	(127)	144	(111)	64	-	-	-	-	(30)
Rural product note	(23)	39	(24)	3	-	-	-	-	(5)
Bank deposit certificate	-	1	(10)	8	-	-	-	-	(1)
Real estate receivables certificates	(8)	6	-	1	-	-	-	-	(1)
Debentures	(78)	74	(52)	38	-	-	-	-	(18)
Eurobond and other	(1)	8	(20)	11	-	-	-	-	(2)
Promissory notes	(10)	10	(5)	3	-	-	-	-	(2)
Other	(7)	6	-	-	-	-	-	-	(1)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2020								12/31/2021
Financial assets at amortized cost	(53)	19	(20)	16	-	-	-	-	(38)
Corporate securities	(53)	19	(20)	16	-	-	-	-	(38)
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	17	(20)	12	-	-	-	-	(38)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2020								12/31/2021
Financial assets at amortized cost	(2,827)	610	(51)	432	-	-	-	-	(1,836)
Corporate securities	(2,827)	610	(51)	432	-	-	-	-	(1,836)
Rural product note	-	6	(15)	-	-	-	-	-	(9)
Debentures	(2,827)	604	(36)	432	-	-	-	-	(1,827)

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	12/31/2022	12/31/2021
Individuals	400,103	332,536
Credit card	135,855	112,809
Personal loan	53,945	42,235
Payroll loans	73,633	63,416
Vehicles	31,606	29,621
Mortgage loans	105,064	84,455
Corporate	139,268	135,034
Micro / small and medium companies	164,896	149,970
Foreign loans - Latin America	205,155	205,050
Total loans and lease operations	909,422	822,590
Provision for Expected Loss (1)	(52,324)	(44,316)
Total loans and lease operations, net of Expected Credit Loss	857,098	778,274

1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (810) (R$ (767) at 12/31/2021) and Loan Commitments R$ (2,874) (R$ (4,433) at 12/31/2021).

By maturity	12/31/2022	12/31/2021
Overdue as from 1 day	30,656	20,960
Falling due up to 3 months	247,233	211,329
Falling due from 3 months to 12 months	228,942	205,119
Falling due after 1 year	402,591	385,182
Total loans and lease operations	909,422	822,590

By concentration	12/31/2022	12/31/2021
Largest debtor	5,916	6,414
10 largest debtors	33,265	33,694
20 largest debtors	50,714	49,541
50 largest debtors	85,427	79,403
100 largest debtors	118,015	111,116

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

01/01/2022
Stage 1	Balance at	Transfer to Stage 2 (3)	Transfer to Stage 3 (1)	Cure from Stage 2 (3)	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	270,371	(65,771)	(2,966)	29,153	61	-	74,362	305,210
Corporate	128,519	(626)	(2,360)	1,098	137	-	6,437	133,205
Micro / Small and medium companies	124,555	(18,158)	(1,600)	16,215	170	-	21,439	142,621
Foreign loans - Latin America	178,719	(7,720)	(1,014)	2,426	19	-	10,086	182,516
Total	702,164	(92,275)	(7,940)	48,892	387	-	112,324	763,552

Stage 2	Balance at	Cure to Stage 1 (3)	Transfer to Stage 3	Transfer from Stage 1 (3)	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	38,168	(29,153)	(13,041)	65,771	1,392	-	(3,498)	59,639
Corporate	1,600	(1,098)	(173)	626	19	-	(73)	901
Micro / Small and medium companies	16,749	(16,215)	(4,310)	18,158	1,167	-	(3,250)	12,299
Foreign loans - Latin America	13,389	(2,426)	(3,388)	7,720	831	-	(2,263)	13,863
Total	69,906	(48,892)	(20,912)	92,275	3,409	-	(9,084)	86,702

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	23,997	(61)	(1,392)	2,966	13,041	(13,876)	10,579	35,254
Corporate	4,915	(137)	(19)	2,360	173	(822)	(1,308)	5,162
Micro / Small and medium companies	8,666	(170)	(1,167)	1,600	4,310	(3,661)	398	9,976
Foreign loans - Latin America	12,942	(19)	(831)	1,014	3,388	(1,783)	(5,935)	8,776
Total	50,520	(387)	(3,409)	7,940	20,912	(20,142)	3,734	59,168

Consolidated 3 Stages	Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021			12/31/2022
Individuals	332,536	(13,876)	81,443	400,103
Corporate	135,034	(822)	5,056	139,268
Micro / Small and medium companies	149,970	(3,661)	18,587	164,896
Foreign loans - Latin America	205,050	(1,783)	1,888	205,155
Total (2)	822,590	(20,142)	106,974	909,422
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2) Comprises R$ 14,052 pegged to Libor.
3) The change in the period of the parameter used to estimate the significant increase/reduction in credit risk caused an effect on the transfer from stage 1 to stage 2 in the amount of R$ 26,005 and in the transfer from stage 2 to 1 in the amount if R$ 27,155.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

01/01/2021
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2020							12/31/2021
Individuals	199,158	(30,578)	(1,663)	12,788	-	-	90,666	270,371
Corporate	123,665	(865)	(109)	1,338	43	-	4,447	128,519
Micro / Small and medium companies	96,784	(14,019)	(960)	9,630	146	-	32,974	124,555
Foreign loans - Latin America	167,601	(8,527)	(929)	5,794	468	-	14,312	178,719
Total	587,208	(53,989)	(3,661)	29,550	657	-	142,399	702,164

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2020							12/31/2021
Individuals	30,793	(12,788)	(7,207)	30,578	1,141	-	(4,349)	38,168
Corporate	2,793	(1,338)	(182)	865	20	-	(558)	1,600
Micro / Small and medium companies	15,965	(9,630)	(2,867)	14,019	742	-	(1,480)	16,749
Foreign loans - Latin America	16,692	(5,794)	(3,630)	8,527	959	-	(3,365)	13,389
Total	66,243	(29,550)	(13,886)	53,989	2,862	-	(9,752)	69,906

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2020							12/31/2021
Individuals	25,532	-	(1,141)	1,663	7,207	(10,309)	1,045	23,997
Corporate	8,063	(43)	(20)	109	182	(310)	(3,066)	4,915
Micro / Small and medium companies	9,206	(146)	(742)	960	2,867	(2,354)	(1,125)	8,666
Foreign loans - Latin America	17,852	(468)	(959)	929	3,630	(5,034)	(3,008)	12,942
Total	60,653	(657)	(2,862)	3,661	13,886	(18,007)	(6,154)	50,520

Consolidated 3 Stages	Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2020			12/31/2021
Individuals	255,483	(10,309)	87,362	332,536
Corporate	134,521	(310)	823	135,034
Micro / Small and medium companies	121,955	(2,354)	30,369	149,970
Foreign loans - Latin America	202,145	(5,034)	7,939	205,050
Total (2)	714,104	(18,007)	126,493	822,590

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises R$ 29,875 pegged to Libor.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,949 (R$ 10,330 at 12/31/2021) before the modification, which gave rise to an effect on profit or loss of R$ 13 (R$ 5 from 01/01 to 12/31/2021). At 12/31/2022, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 601 (R$ 1,330 at 12/31/2021).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

01/01/2022
Stage 1	Balance at	Transfer to Stage 2 (3)	Transfer to Stage 3 (1)	Cure from Stage 2 (3)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(6,851)	2,045	222	(1,445)	(3)	-	618	(5,414)
Corporate	(413)	6	1	(127)	(3)	-	56	(480)
Micro / Small and medium companies	(1,812)	767	98	(806)	(33)	-	355	(1,431)
Foreign loans - Latin America	(2,373)	179	18	(91)	(5)	-	(67)	(2,339)
Total	(11,449)	2,997	339	(2,469)	(44)	-	962	(9,664)

Stage 2	Balance at	Cure to Stage 1 (3)	Transfer to Stage 3	Transfer from Stage 1 (3)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(4,501)	1,445	4,648	(2,045)	(122)	-	(5,072)	(5,647)
Corporate	(865)	127	31	(6)	(9)	-	219	(503)
Micro / Small and medium companies	(1,556)	806	1,055	(767)	(201)	-	(1,564)	(2,227)
Foreign loans - Latin America	(1,353)	91	592	(179)	(219)	-	(478)	(1,546)
Total	(8,275)	2,469	6,326	(2,997)	(551)	-	(6,895)	(9,923)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(12,868)	3	122	(222)	(4,648)	13,876	(15,483)	(19,220)
Corporate	(3,529)	3	9	(1)	(31)	822	(1,743)	(4,470)
Micro / Small and medium companies	(4,023)	33	201	(98)	(1,055)	3,661	(4,651)	(5,932)
Foreign loans - Latin America	(4,172)	5	219	(18)	(592)	1,783	(340)	(3,115)
Total	(24,592)	44	551	(339)	(6,326)	20,142	(22,217)	(32,737)

Consolidated 3 Stages	Balance at	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021			12/31/2022 (2)
Individuals	(24,220)	13,876	(19,937)	(30,281)
Corporate	(4,807)	822	(1,468)	(5,453)
Micro / Small and medium companies	(7,391)	3,661	(5,860)	(9,590)
Foreign loans - Latin America	(7,898)	1,783	(885)	(7,000)
Total	(44,316)	20,142	(28,150)	(52,324)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (810) (R$ (767) at 12/31/2021) and Loan Commitments R$ (2,874) (R$ (4,433) at 12/31/2021).
3) Reflects the expected credit loss arising from the change in the period of the parameter used to estimate the significant increase/decrease in credit risk.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

01/01/2021
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2020							12/31/2021
Individuals	(5,403)	1,435	203	(579)	-	-	(2,507)	(6,851)
Corporate	(740)	36	8	(132)	(2)	-	417	(413)
Micro / Small and medium companies	(1,273)	592	64	(464)	(51)	-	(680)	(1,812)
Foreign loans - Latin America	(2,389)	226	12	(179)	(46)	-	3	(2,373)
Total	(9,805)	2,289	287	(1,354)	(99)	-	(2,767)	(11,449)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2020							12/31/2021
Individuals	(3,255)	579	2,639	(1,435)	(79)	-	(2,950)	(4,501)
Corporate	(1,261)	132	32	(36)	(6)	-	274	(865)
Micro / Small and medium companies	(1,337)	464	685	(592)	(112)	-	(664)	(1,556)
Foreign loans - Latin America	(2,029)	179	867	(226)	(284)	-	140	(1,353)
Total	(7,882)	1,354	4,223	(2,289)	(481)	-	(3,200)	(8,275)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2020							12/31/2021
Individuals	(12,472)	-	79	(203)	(2,639)	10,309	(7,942)	(12,868)
Corporate	(5,952)	2	6	(8)	(32)	310	2,145	(3,529)
Micro / Small and medium companies	(3,759)	51	112	(64)	(685)	2,354	(2,032)	(4,023)
Foreign loans - Latin America	(8,452)	46	284	(12)	(867)	5,034	(205)	(4,172)
Total	(30,635)	99	481	(287)	(4,223)	18,007	(8,034)	(24,592)

Consolidated 3 Stages	Balance at	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2020			12/31/2021 (2)
Individuals	(21,130)	10,309	(13,399)	(24,220)
Corporate	(7,953)	310	2,836	(4,807)
Micro / Small and medium companies	(6,369)	2,354	(3,376)	(7,391)
Foreign loans - Latin America	(12,870)	5,034	(62)	(7,898)
Total	(48,322)	18,007	(14,001)	(44,316)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2022			12/31/2021
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,273	(617)	1,656	2,365	(351)	2,014
Up to 1 year	2,273	(617)	1,656	2,365	(351)	2,014
Non-current	9,087	(2,894)	6,193	9,342	(2,743)	6,599
From 1 to 2 years	1,888	(596)	1,292	1,727	(456)	1,271
From 2 to 3 years	1,455	(449)	1,006	1,394	(369)	1,025
From 3 to 4 years	1,026	(339)	687	1,042	(296)	746
From 4 to 5 years	814	(271)	543	834	(251)	583
Over 5 years	3,904	(1,239)	2,665	4,345	(1,371)	2,974
Total	11,360	(3,511)	7,849	11,707	(3,094)	8,613

Financial lease revenues are composed of:

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Financial income	901	742	645
Variable payments	7	10	40
Total	908	752	685

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	12/31/2022				12/31/2021
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	170	168	170	168	235	235	235	234
Working capital	602	602	602	602	800	800	795	795
Total	772	770	772	770	1,035	1,035	1,030	1,029
1) Under Other liabilities.

From 01/01 to 12/31/2022 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 513, net of the Allowance for Loan Losses (R$ 810 from 01/01 to 12/31/2021).

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2022	01/01 to 12/31/2022
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	7,187	736	(15)	721
Joint ventures (2)	256	(64)	-	(64)
Total	7,443	672	(15)	657

	12/31/2021	01/01 to 12/31/2021			01/01 to 12/31/2020
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates (1)	5,891	1,238	(60)	1,178	1,556
Joint ventures (2)	230	(74)	-	(74)	(157)
Total	6,121	1,164	(60)	1,104	1,399
1) At 12/31/2022, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (51.94% total capital and 41.97% voting capital; 52.64% total capital and 42.37% voting capital at 12/31/2021); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2021); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2021); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 19.64% total and 20% voting capital at 12/31/2021); Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% total and voting capital; 29.24% at 12/31/2021); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2021); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2021) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2021). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3).
2) At 12/31/2022, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2021); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2021) and includes result not arising from subsidiaries' net income.

Note 12 - Lease Operations - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 12/31/2022, total cash outflow with lease amounted to R$ 1,161 and lease agreements in the amount of R$ 772 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2022	12/31/2021
Up to 3 months	283	304
3 months to 1 year	790	842
From 1 to 5 years	2,716	3,088
Over 5 years	930	1,980
Total Financial Liability	4,719	6,214

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Sublease revenues	26	16	8
Depreciation expenses	(951)	(1,279)	(1,209)
Interest expenses	(414)	(302)	(227)
Lease expenses for low value assets	(102)	(84)	(87)
Variable expenses not include in lease liabilities	(58)	(68)	(66)
Total	(1,499)	(1,717)	(1,581)

In the periods from 01/01 to 12/31/2022, from 01/01 to 12/31/2021 and from 01/01 to 12/31/2020, there was no impairment adjustment.

Note 13 - Fixed assets

Fixed assets (1)	12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,132	(3,835)	(151)	3,146
Land	-	1,199	-	-	1,199
Buildings and Improvements	4% to 10%	5,933	(3,835)	(151)	1,947
Other fixed assets		16,254	(11,588)	(45)	4,621
Installations and furniture	10% to 20%	3,559	(2,655)	(14)	890
Data processing systems	20% to 50%	9,786	(7,659)	(31)	2,096
Other (2)	10% to 20%	2,909	(1,274)	-	1,635
Total		23,386	(15,423)	(196)	7,767
1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2024 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets (1)	12/31/2021
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,372	(4,089)	(110)	3,173
Land	-	1,127	-	-	1,127
Buildings and Improvements	4% to 10%	6,245	(4,089)	(110)	2,046
Other fixed assets		14,659	(10,832)	(37)	3,790
Installations and furniture	10% to 20%	3,312	(2,463)	(10)	839
Data processing systems	20% to 50%	9,094	(7,170)	(27)	1,897
Other (2)	10% to 20%	2,253	(1,199)	-	1,054
Total		22,031	(14,921)	(147)	6,963
1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2021		13,031	2,657	6,476	11,157	6,431	39,752
Acquisitions		-	-	519	4,208	1,041	5,768
Rescissions / disposals		-	-	(23)	(1)	(480)	(504)
Exchange variation		(600)	(276)	(339)	-	(41)	(1,256)
Other (3)		-	(15)	(1,210)	724	683	182
Balance at 12/31/2022		12,431	2,366	5,423	16,088	7,634	43,942
Amortization
Balance at 12/31/2021		-	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Amortization expense (2)		-	(115)	(517)	(1,511)	(1,200)	(3,343)
Rescissions / disposals		-	-	7	-	480	487
Exchange variation		-	116	188	(3)	28	329
Other (3)		-	16	734	(399)	(490)	(139)
Balance at 12/31/2022		-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Impairment	2d VIII
Balance at 12/31/2021		(5,209)	(712)	(171)	(823)	-	(6,915)
Increase		-	-	-	(1)	-	(1)
Exchange variation		328	153	-	-	-	481
Balance at 12/31/2022		(4,881)	(559)	(171)	(824)	-	(6,435)
Book value
Balance at 12/31/2022		7,550	450	1,515	9,131	4,468	23,114

1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,202) (R$ (860) from 01/01 to 12/31/2021) are disclosed in the General and administrative expenses (Note 23).
3) Includes the total amount of R$ 61 related to the hyperinflationary for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 3,015 (R$ 3,375 at 12/31/2021).

		Note	Goodwill and intangible from acquisition	Intangible assets				Total
	31/12/2021			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates				8%	20%	20%	10% to 20%
Cost	01/01/2021
Balance at 12/31/2020			13,959	2,822	6,484	7,664	3,274	34,203
Acquisitions (4)			-	5	738	3,511	3,413	7,667
Rescissions / disposals			(10)	-	(65)	(13)	(236)	(324)
Exchange variation			(918)	(155)	(238)	-	(20)	(1,331)
Other (3,5)			-	(15)	(443)	(5)	-	(463)
Balance at 12/31/2021			13,031	2,657	6,476	11,157	6,431	39,752
Amortization
Balance at 12/31/2020			-	(1,347)	(3,680)	(3,288)	(1,410)	(9,725)
Amortization expense (2)			-	(109)	(819)	(942)	(791)	(2,661)
Rescissions / disposals			-	-	28	10	214	252
Exchange variation			-	68	125	-	3	196
Other (3,5)			-	14	197	-	-	211
Balance at 12/31/2021			-	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Impairment		2d VIII
Balance at 12/31/2020			(5,772)	(789)	(204)	(383)	-	(7,148)
Increase			-	-	-	(440)	-	(440)
Disposals			-	-	33	-	-	33
Exchange variation			563	77	-	-	-	640
Balance at 12/31/2021			(5,209)	(712)	(171)	(823)	-	(6,915)
Book value
Balance at 12/31/2021			7,822	571	2,156	6,114	4,447	21,110
1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).
3) Includes the total amount of R$ 34 related to the hyperinflationary adjustment for Argentina.
4) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.
5) Includes reclassifications of Software licenses necessary to put data processing systems into use, in the net amount of R$ 327.

Note 15 - Deposits

	12/31/2022			12/31/2021
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	376,238	372,635	748,873	334,808	356,620	691,428
Savings deposits	179,764	-	179,764	190,601	-	190,601
Interbank deposits	4,821	73	4,894	3,490	286	3,776
Time deposits	191,653	372,562	564,215	140,717	356,334	497,051
Non-interest bearing deposits	122,565	-	122,565	158,944	-	158,944
Demand deposits	117,587	-	117,587	158,116	-	158,116
Other deposits	4,978	-	4,978	828	-	828
Total	498,803	372,635	871,438	493,752	356,620	850,372

Note 16 - Financial liabilities designated at fair value through profit or loss

	12/31/2022			12/31/2021
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	2	62	64	16	98	114
Total	2	62	64	16	98	114

The effect of credit risk of these instruments is not significant at 12/31/2022 and 12/31/2021.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	12/31/2022			12/31/2021
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		90,700	119	90,819	94,899	81	94,980
Government securities	13.32% to 13.65%	66,665	-	66,665	67,060	-	67,060
Corporate securities	45% of CDI to 90% of CDI	22,562	-	22,562	25,676	-	25,676
Own issue	12.80% to 15.75%	2	6	8	1	20	21
Foreign	0.88% to 60%	1,471	113	1,584	2,162	61	2,223
Assets received as collateral	13.30% to 13.65%	127,375	-	127,375	105,036	-	105,036
Right to sell or repledge the collateral	3.6% to 100% of SELIC	52,723	22,523	75,246	43,260	9,572	52,832
Total		270,798	22,642	293,440	243,195	9,653	252,848

b) Interbank market funds

	Interest rate (p.a.)	12/31/2022			12/31/2021
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	4.29% to 16.96%	3,842	62,763	66,605	20,310	3,749	24,059
Real estate credit bills	4.44% to 15.28%	24,274	3,843	28,117	3,628	7,035	10,663
Rural credit bills	4.22% to 13.72%	26,547	9,736	36,283	4,342	9,359	13,701
Guaranteed real estate bills	4.85% to 100% of CDI + 3.32%	4,908	45,667	50,575	1,623	29,375	30,998
Import and export financing	0% to 16.33%	74,304	26,848	101,152	64,274	22,674	86,948
Onlending domestic	0% to 18%	3,553	8,302	11,855	3,929	6,847	10,776
Total (1)		137,428	157,159	294,587	98,106	79,039	177,145
1) Comprises R$ 1,032 (R$ 34,942 at 12/31/2021) pegged to Libor.
Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	12/31/2022			12/31/2021
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 114% of SELIC	9,851	44,689	54,540	21,203	53,833	75,036
Foreign loans through securities	0.2% to 69.26%	10,333	60,188	70,521	6,560	56,283	62,843
Funding from structured operations certificates (1)	1.54% to 15.21%	547	3,774	4,321	143	614	757
Total		20,731	108,651	129,382	27,906	110,730	138,636
1) The fair value of Funding from structured operations certificates issued is R$ 4,949 (R$ 790 at 12/31/2021).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2022	12/31/2021
Subordinated financial bills - BRL
	982	2012	2022	IPCA + 5.15% to 5.60%	-	6,380
	20	2012	2022	IGPM + 4.63%	-	44
	2,146	2019	Perpetual	114% of SELIC	2,249	2,187
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,047	976
	50	2019	2028	CDI + 0.72%	62	55
	2,281	2019	2029	CDI + 0.75%	2,834	2,502
	450	2020	2029	CDI + 1.85%	550	481
	106	2020	2030	IPCA + 4.64%	138	125
	1,556	2020	2030	CDI + 2%	1,907	1,664
	5,488	2021	2031	CDI + 2%	6,478	5,651
	1,005	2022	Perpetual	CDI + 2.4%	1,041	-
				Total	16,306	20,065

Subordinated euronotes - USD
	1,341	2012	2022	5.50%	-	14,742
	1,854	2012	2023	5.13%	9,735	10,432
	1,244	2017	Perpetual	7.72%	6,516	6,997
	750	2018	Perpetual	6.50%	3,985	4,262
	750	2019	2029	4.50%	3,932	4,205
	700	2020	Perpetual	4.63%	3,708	3,967
	500	2021	2031	3.88%	2,623	2,804
	200	2022	Perpetual	6.80%	3	-
				Total	30,502	47,409

Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	-	36
	180,351	2008	2033	3.50% to 4.92%	1,476	1,423
	97,962	2009	2035	4.75%	1,133	1,079
	1,060,250	2010	2032	4.35%	112	106
	1,060,250	2010	2035	3.90% to 3.96%	257	244
	1,060,250	2010	2036	4.48%	1,225	1,160
	1,060,250	2010	2038	3.93%	892	845
	1,060,250	2010	2040	4.15% to 4.29%	687	651
	1,060,250	2010	2042	4.45%	335	317
	57,168	2014	2034	3.80%	438	414
				Total	6,555	6,275

Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	115	145
	146,000	2013	2028	IPC + 2%	161	203
	780,392	2014	2024	LIB	901	939
				Total	1,177	1,287

Total					54,540	75,036

Note 18 - Other assets and liabilities

a) Other assets

	Note	12/31/2022	12/31/2021
Financial		113,198	96,630
At amortized cost		111,823	96,473
Receivables from credit card issuers		65,852	53,968
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,001	12,264
Trading and intermediation of securities		17,969	17,218
Income receivable		3,619	3,839
Operations without credit granting characteristics, net of provisions		7,900	4,720
Insurance and reinsurance operations		1,933	1,565
Net amount receivables from reimbursement of provisions	29c	899	888
Deposits in guarantee of fund raisings abroad		648	660
Foreign exchange portfolio		-	1,213
Other		2	138
At fair value through profit or loss		1,375	157
Other financial assets		1,375	157
Non-financial		17,529	16,494
Sundry foreign		965	621
Prepaid expenses		6,358	5,243
Sundry domestic		3,689	2,868
Assets of post-employment benefit plans	26e	411	493
Lease right-of-use		3,863	5,046
Other		2,243	2,223
Current		111,538	93,604
Non-current		19,189	19,520

b) Other liabilities

	Note	12/31/2022	12/31/2021
Financial		167,234	134,267
At amortized cost		166,651	134,106
Credit card operations		138,300	108,997
Trading and intermediation of securities		17,744	12,161
Foreign exchange portfolio		2,580	2,485
Finance leases		3,929	5,324
Other		4,098	5,139
At fair value through profit or loss		583	161
Other financial liabilities		583	161
Non-financial		48,044	42,130
Funds in transit		19,737	18,027
Charging and collection of taxes and similar		553	457
Social and statutory		10,375	7,853
Deferred income		2,737	3,278
Sundry domestic		4,730	3,183
Personnel provision		2,403	2,244
Provision for sundry payments		2,055	2,348
Obligations on official agreements and rendering of payment services		1,725	1,261
Liabilities from post-employment benefit plans	26e	2,320	2,209
Other		1,409	1,270
Current		206,029	167,789
Non-current		9,249	8,608

Note 19 - Stockholders’ equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2022
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	12/31/2021	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Treasury shares (1)	12/31/2021	-	24,244,725	24,244,725	(528)
Result from delivery of treasury shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660
Number of total shares at the end of the period (2)	12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623

			12/31/2021
			Number			Amount
			Common	Preferred	Total
Residents in Brazil	12/31/2020	12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad	12/31/2020	12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock	12/31/2020	12/31/2020	4,958,290,359	4,845,844,989	9,804,135,348	97,148
Shares of capital stock	12/31/2021	12/31/2021	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2021	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares (1)	12/31/2020	12/31/2020	-	41,678,452	41,678,452	(907)
Result from delivery of treasury shares			-	(17,433,727)	(17,433,727)	379
Treasury shares (1)	12/31/2021	12/31/2021	-	24,244,725	24,244,725	(528)
Number of total shares at the end of the period (2)	12/31/2021	12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623
Number of total shares at the end of the period (2)	12/31/2020	12/31/2020	4,958,290,359	4,804,166,537	9,762,456,896
1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

Below is the average cost of treasury shares and their market price in reais. In 2022 and 2021, there was no acquisition of treasury shares.

Cost / market value	12/31/2022		12/31/2021
	Common	Preferred	Common	Preferred
Average cost	-	21.76	-	21.76
Market value on the last day of the base date	21.89	25.00	19.09	20.95

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

I - Calculation of dividends and interest on capital

	12/31/2022	12/31/2021	12/31/2020
Statutory net income	29,695	26,236	18,961
Adjustments:
(-) Legal reserve - 5%	(1,485)	(1,312)	(948)
Dividend calculation basis	28,210	24,924	18,013
Minimum mandatory dividend - 25%	7,053	6,231	4,503
Dividends and interest on capital paid / accrued	8,368	6,231	4,503

II - Stockholders' compensation

	12/31/2022
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		4,906	(735)	4,171
Interest on capital - 11 monthly installments paid from February to December 2022	0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)		4,938	(741)	4,197
Interest on capital - 1 monthly installment paid on 01/02/2023	0.0150	173	(26)	147
Interest on capital - credited on 12/08/2022 to be paid until 04/28/2023	0.4133	4,765	(715)	4,050
Total - 01/01 to 12/31/2022		9,844	(1,476)	8,368

	12/31/2021
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		4,179	(407)	3,772
Dividends - 10 monthly installments paid from February to November 2021	0.0150	1,466	-	1,466
Interest on capital - 1 monthly installment paid in December 2021	0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other liabilities - Social and statutory)		2,894	(435)	2,459
Interest on capital - 1 monthly installment paid on 01/03/2022	0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022	0.2249	2,587	(388)	2,199
Interest on capital	0.0116	134	(21)	113
Total - 01/01 to 12/31/2021		7,073	(842)	6,231

	12/31/2020
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		2,127	(78)	2,049
Dividends - 11 monthly installments paid from February to December 2020	0.0150	1,610	-	1,610
Interest on capital - paid on 08/26/2020	0,0450	517	(78)	439
Accrued (Recorded in Other liabilities - Social and statutory)		2,861	(407)	2,454
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	-	146
Interest on capital - credited on 12/17/2020 to be paid until 04/30/2021	0,0544	624	(93)	531
Interest on capital - credited on 01/28/2021 to be paid until 04/30/2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total - 01/01 to 12/31/2020		4,988	(485)	4,503

c) Capital reserves and profit reserves

	12/31/2022	12/31/2021	12/31/2020
Capital reserves	2,480	2,250	2,326
Premium on subscription of shares	284	284	284
Share-based payment	2,192	1,962	2,038
Reserves from tax incentives, restatement of equity securities and other	4	4	4
Profit reserves	86,892	66,161	47,347
Legal (1)	15,071	13,586	12,274
Statutory (2,3)	71,821	52,575	35,073
Total reserves at parent company	89,372	68,411	49,673
1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
2) Its main purpose is to ensure the yield flow to shareholders.
3) Includes R$ 288 which refers to net income remaining after the distribuition of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders’ equity		Income
	12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Itaú CorpBanca	6,926	9,836	887	1,310	(4,135)
Itaú CorpBanca Colombia S.A.	14	476	3	38	(15)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	769	666	123	131	164
Luizacred S.A. Soc. Cred. Financiamento Investimento	377	426	(50)	76	102
Other (1)	1,304	208	72	69	52
Total	9,390	11,612	1,035	1,624	(3,832)
1) As from 2022, in accordance with Regulatory Instruction No. 272 of 04/01/2022, it includes non-controlling minority of consolidated investments funds.

Note 20 - Share-based payment

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

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Partner plan (1)	(180)	(129)	(241)
Share-based plan	(418)	(381)	(489)
Total	(598)	(510)	(730)

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses - Compensation (Note 23).

a) Partner plan

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

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program
	01/01 to 12/31/2022	01/01 to 12/31/2021
	Quantity	Quantity
Opening balance (1)	36,943,996	36,291,760
New	21,395,758	14,583,318
Delivered	(9,226,877)	(11,652,700)
Cancelled	(859,065)	(2,278,382)
Closing balance	48,253,812	36,943,996
Weighted average of remaining contractual life (years)	2.21	1.80
Market value weighted average (R$)	22.22	16.71
1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

b) Variable compensation

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

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation
	01/01 to 12/31/2022	01/01 to 12/31/2021
	Quantity	Quantity
Opening balance (1)	36,814,248	27,407,231
New	22,524,857	21,767,235
Delivered	(14,263,138)	(10,818,958)
Cancelled	(845,890)	(1,541,260)
Closing balance	44,230,077	36,814,248
Weighted average of remaining contractual life (years)	0.93	1.04
Market value weighted average (R$)	24.83	23.59

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Compulsory deposits in the Central Bank of Brazil	10,228	3,613	2,242
Interbank deposits	3,145	1,203	1,102
Securities purchased under agreements to resell	25,467	9,812	9,832
Financial assets at fair value through other comprehensive income	21,313	17,193	18,089
Financial assets at amortized cost	12,164	4,820	3,629
Loan operations	116,844	92,789	79,503
Other financial assets	1,112	(177)	(28)
Total	190,273	129,253	114,369

b) Interest and similar expense

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Deposits	(52,358)	(20,492)	(17,478)
Securities sold under repurchase agreements	(28,399)	(8,635)	(10,690)
Interbank market funds	(22,878)	(24,929)	(28,878)
Institutional market funds	(12,757)	(9,865)	(8,400)
Financial expense from technical provisions for insurance and private pension	(21,981)	(5,346)	(8,121)
Other	(142)	(38)	9
Total	(138,515)	(69,305)	(73,558)

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Securities	29,730	7,439	16,035
Derivatives (1)	3,477	9,716	(9,393)
Financial assets designated at fair value through profit or loss	660	(483)	(118)
Other financial assets at fair value through profit or loss	1,800	838	-
Financial liabilities at fair value through profit or loss	(1,535)	(843)	(9)
Financial liabilities designated at fair value	41	11	38
Total	34,173	16,678	6,553
1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2022, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (120) of expected losses (R$ 1,127 from 01/01 to 12/31/2021), R$ (30) for Financial assets – Fair value through other comprehensive income (R$ 10 from 01/01 to 12/31/2021) and R$ (90) for Financial assets – Amortized cost (R$ 1,117 from 01/01 to 12/31/2021).

Note 22 - Commissions and banking fees

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Credit and debit cards	19,989	16,051	13,813
Current account services	7,528	7,803	8,002
Asset management	7,684	7,177	6,951
Funds	6,764	6,545	6,316
Consortia	920	632	635
Credit operations and financial guarantees provided	2,539	2,511	2,298
Credit operations	1,185	1,307	964
Financial guarantees provided	1,354	1,204	1,334
Collection services	1,971	2,020	1,897
Advisory services and brokerage	3,348	3,579	2,891
Custody services	617	605	573
Other	2,702	2,578	2,132
Total	46,378	42,324	38,557

Note 23 - General and administrative expenses

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Personnel expenses	(31,317)	(28,245)	(25,158)
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other (1)	(24,558)	(22,273)	(20,693)
Employees’ profit sharing and Share-based payment (2)	(6,759)	(5,972)	(4,465)
Administrative expenses	(17,954)	(16,080)	(16,904)
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(7,873)	(7,335)	(7,224)
Data processing and telecommunications	(4,359)	(3,953)	(3,983)
Installations and Materials	(2,201)	(2,142)	(2,326)
Advertising, promotions and publicity	(2,003)	(1,389)	(1,095)
Other	(1,518)	(1,261)	(2,276)
Depreciation and amortization	(5,750)	(5,548)	(5,064)
Other expenses	(14,143)	(12,676)	(17,081)
Selling - credit cards	(6,183)	(5,292)	(4,391)
Claims losses	(1,143)	(1,038)	(778)
Selling of non-financial products	(365)	-	-
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(133)	(119)	(683)
Provision for lawsuits civil	(1,072)	(1,041)	(1,080)
Provision for tax and social security lawsuits	(607)	317	(191)
Refund of interbank costs	(354)	(352)	(270)
Impairment	(16)	(440)	(6,201)
Other	(4,270)	(4,711)	(3,487)
Total	(69,164)	(62,549)	(64,207)
1) Includes the effects of the Voluntary Severance Program.
2) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 20).

Note 24 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (1)	21.00%
1) Law No. 14,446/22 (conversion of Provisional Measure (MP) No. 1,115/22), published on September 05, 2022, sets forth the increase in the rate of Social contribution on net income which increased from 20% to 21%, applicable to banks, and from 15% to 16%, applicable to insurance, capitalization and other financial companies, producing effects from August 01 to December 31, 2022.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Income / (loss) before income tax and social contribution	37,533	42,231	5,230
Charges (income tax and social contribution) at the rates in effect (1)	(17,048)	(19,989)	(2,354)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	954	821	384
Foreign exchange variation on investments abroad	(52)	437	7,201
Interest on capital	4,449	2,889	2,765
Other nondeductible expenses net of non taxable income (2)	5,102	9,181	(16,651)
Income tax and social contribution expenses	(6,595)	(6,661)	(8,655)
Related to temporary differences
Increase / (reversal) for the period	(201)	(7,186)	18,489
(Expenses) / Income from deferred taxes	(201)	(7,186)	18,489
Total income tax and social contribution expenses	(6,796)	(13,847)	9,834
1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December. In 2021, the rate considered was equal to 45% in the first semester and it was equal to 50% in the second semester.
2) Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

01/01/2022	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income	52,989	(19,067)	21,397	55,319
Provision for expected loss	28,428	(7,622)	13,354	34,160
Related to tax losses and social contribution loss carryforwards	3,751	(1,518)	263	2,496
Provision for profit sharing	2,265	(2,265)	2,635	2,635
Provision for devaluation of securities with permanent impairment	998	(595)	409	812
Provisions	5,848	(1,699)	1,585	5,734
Civil lawsuits	1,257	(400)	373	1,230
Labor claims	3,175	(1,204)	1,039	3,010
Tax and social security lawsuits	1,416	(95)	173	1,494
Legal obligations	822	(379)	21	464
Adjustments of operations carried out on the futures settlement market	-	-	171	171
Adjustment to fair value of financial assets - At fair value through profit or loss	2,726	(2,726)	829	829
Provision relating to health insurance operations	362	-	22	384
Other	7,789	(2,263)	2,108	7,634
Reflected in stockholders’ equity	2,331	(1,249)	2,128	3,210
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,329	(1,127)	2,101	2,303
Cash flow hedge	461	(122)	3	342
Other	541	-	24	565
Total (1,2)	55,320	(20,316)	23,525	58,529
1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 51,469 and R$ 345, respectively.
2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

01/01/2021	12/31/2020	Realization / Reversal	Increase	12/31/2021
Reflected in income	60,248	(24,407)	17,148	52,989
Provision for expected loss	27,933	(6,274)	6,769	28,428
Related to tax losses and social contribution loss carryforwards	5,528	(1,952)	175	3,751
Provision for profit sharing	1,903	(1,903)	2,265	2,265
Provision for devaluation of securities with permanent impairment	1,570	(1,013)	441	998
Provisions	5,845	(1,923)	1,926	5,848
Civil lawsuits	1,331	(591)	517	1,257
Labor claims	3,056	(1,188)	1,307	3,175
Tax and social security lawsuits	1,458	(144)	102	1,416
Legal obligations	774	(36)	84	822
Adjustments of operations carried out on the futures settlement market	52	(52)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	8,315	(8,315)	2,726	2,726
Provision relating to health insurance operations	356	-	6	362
Other	7,972	(2,939)	2,756	7,789
Reflected in stockholders’ equity	1,375	(343)	1,299	2,331
Adjustment to fair value of financial assets - At fair value through other comprehensive income	60	(30)	1,299	1,329
Cash flow hedge	758	(297)	-	461
Other	557	(16)	-	541
Total (1,2)	61,623	(24,750)	18,447	55,320
1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.
2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

II - The deferred tax liabilities balance and its changes are represented by:

01/01/2022	12/31/2021	Realization / reversal	Increase	12/31/2022
Reflected in income	4,580	(592)	3,123	7,111
Depreciation in excess finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(156)	173	1,439
Post-employment benefits	6	(6)	17	17
Adjustments of operations carried out on the futures settlement market	237	(237)	42	42
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	1,554	1,554
Taxation of results abroad – capital gains	834	(104)	4	734
Other	1,873	(18)	1,329	3,184
Reflected in stockholders’ equity	189	(116)	221	294
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(114)	221	289
Cash flow hedge	1	(1)	-	-
Post-employment benefits	6	(1)	-	5
Total (1)	4,769	(708)	3,344	7,405
1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 51,469 and R$ 345, respectively.

01/01/2021
	12/31/2020	Realization / reversal	Increase	12/31/2021
Reflected in income	4,853	(1,029)	756	4,580
Depreciation in excess finance lease	145	(8)	-	137
Adjustment of deposits in guarantee and provisions	1,404	(21)	39	1,422
Post-employment benefits	180	(178)	4	6
Adjustments of operations carried out on the futures settlement market	452	(452)	237	237
Adjustment to fair value of financial assets - At fair value through profit or loss	136	(136)	71	71
Taxation of results abroad – capital gains	644	(7)	197	834
Other	1,892	(227)	208	1,873
Reflected in stockholders’ equity	608	(580)	161	189
Adjustment to fair value of financial assets - At fair value through other comprehensive income	601	(577)	158	182
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	3	6
Total (1)	5,461	(1,609)	917	4,769
1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%
2023	13,634	24.3%	1,473	59.0%	15,107	25.8%	(415)	5.6%	14,692	28.7%
2024	13,727	24.5%	844	33.8%	14,571	24.9%	(354)	4.8%	14,217	27.8%
2025	6,142	11.0%	142	5.7%	6,284	10.7%	(560)	7.6%	5,724	11.2%
2026	5,794	10.3%	28	1.1%	5,822	9.9%	(186)	2.5%	5,636	11.0%
2027	6,071	10.8%	6	0.2%	6,077	10.4%	(340)	4.6%	5,737	11.2%
After 2027	10,665	19.1%	3	0.2%	10,668	18.3%	(5,550)	74.9%	5,118	10.1%
Total	56,033	100.0%	2,496	100.0%	58,529	100.0%	(7,405)	100.0%	51,124	100.0%
Present value (1)	48,792		2,334		51,126		(5,594)		45,532
1) The average funding rate, net of tax effects, was used to determine the present value.
Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.
Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2022, deferred tax assets not accounted for correspond to R$ 642 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021).

c) Tax liabilities

	Note	12/31/2022	12/31/2021
Taxes and contributions on income payable		2,950	2,450
Deferred tax liabilities	24b II	345	280
Other		3,443	3,516
Total		6,738	6,246
Current		5,974	5,788
Non-current		764	458

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income attributable to owners of the parent company	29,702	26,760	18,896
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	14,920	13,462	9,491
Preferred	14,567	13,083	9,190
Total net income available to equity owners
Common	15,029	13,571	9,600
Preferred	14,673	13,189	9,296
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,840,703,872	4,818,741,579	4,801,324,161
Basic earnings per share – R$
Common	3.03	2.74	1.94
Preferred	3.03	2.74	1.94

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Net income available to preferred equity owners	14,673	13,189	9,296
Dividends on preferred shares after dilution effects	91	75	41
Net income available to preferred equity owners considering preferred shares after the dilution effect	14,764	13,264	9,337
Net income available to ordinary equity owners	15,029	13,571	9,600
Dividend on preferred shares after dilution effects	(91)	(75)	(41)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	14,938	13,496	9,559
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,900,469,300	4,873,042,114	4,843,233,835
Preferred	4,840,703,872	4,818,741,579	4,801,324,161
Incremental as per share-based payment plans	59,765,428	54,300,535	41,909,674
Diluted earnings per share – R$
Common	3.01	2.72	1.93
Preferred	3.01	2.72	1.93
There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

•	Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.
•	Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.
•	Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
Supplementary Retirement Plan – Flexible Premium Annuity
Franprev Benefit Plan
002 Benefit Plan
Prebeg Benefit Plan
UBB PREV Defined Benefit Plan
Benefit Plan II
Itaulam Basic Plan
Itaucard Defined Benefit Plan
Itaú Unibanco Main Retirement Plan
	Itaubanco Defined Contribution Plan	Defined Contribution
Itaubank Retirement Plan
Redecard Pension Plan
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
Itaulam Supplementary Plan
Itaucard Variable Contribution Plan
Itaú Unibanco Supplementary Retirement Plan
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan l	Defined Benefit
	Benefit Plan ll	Variable Contribution
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

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	12/31/2022	12/31/2021
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	10.34% p.a.	9.46% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit
1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival  regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.
Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

•	Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.
•	Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.
•	Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

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

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation
	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Fixed income securities	20,684	19,904	94.4%	90.8%
Quoted in an active market	20,102	19,508	91.7%	89.0%
Non quoted in an active market	582	396	2.7%	1.8%
Variable income securities	515	1,323	2.3%	6.1%
Quoted in an active market	508	1,312	2.3%	6.0%
Non quoted in an active market	7	11	-	0.1%
Structured investments	138	150	0.6%	0.7%
Non quoted in an active market	138	150	0.6%	0.7%
Real estate	527	462	2.4%	2.1%
Loans to participants	69	73	0.3%	0.3%
Total	21,933	21,912	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to group companies, with a fair value of R$ 420 (R$ 374 at 12/31/2021).

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

		12/31/2022
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		1,995	(1,845)	(308)	(158)	(36)	-	(36)	(246)	(440)
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest (1)		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses (2)		-	-	-	-	(75)	-	(75)	-	(75)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(447)	596	(171)	(22)	9	(40)	(31)	25	(28)
5 - Effects on asset ceiling (4)		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan (3)		(441)	(971)	-	(1,412)	-	-	-	-	(1,412)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		(1,527)	1,651	-	124	-	-	-	151	275
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	(1)	-	-	-	151	150
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at the end of period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amount recognized in Assets	18a				33			378	-	411
Amount recognized in Liabilities	18b				(1,471)			-	(849)	(2,320)

		12/31/2021
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)
Amounts recognized in income (1+2+3+4)		1,722	(1,575)	(278)	(131)	41	(68)	(27)	(66)	(224)
1 - Cost of current service		-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest (1)		1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses (2)		-	-	-	-	(63)	-	(63)	-	(63)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(1,764)	817	665	(282)	(725)	1,017	292	81	91
5 - Effects on asset ceiling		-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements		(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demographic assumptions		-	4	-	4	-	-	-	-	4
Changes in financial assumptions		-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan (3)		(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation		2	16	-	18	-	-	-	-	18
Other (8+9+10)		(1,271)	1,381	-	110	(323)	-	(323)	128	(85)
8 - Receipt by Destination of Resources (4)		-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid		(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor		110	-	-	110	-	-	-	-	110
Amounts at the end of period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amount recognized in Assets	18a				48			445	-	493
Amount recognized in Liabilities	18b				(1,430)			-	(779)	(2,209)
1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments / receipts of benefits / contributions, multiplied by the discount rate of 9.46% p.a. (on 01/01/2020 the rate used was 7.64% p.a.)
2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
3) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.
4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

f) Defined benefit contributions

	Estimated contributions	Contributions made
	2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Retirement plan - FIU	39	54	43
Retirement plan - FUNBEP	85	39	32
Total (1)	124	93	75
1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2023	2024	2025	2026	2027	2028	to	2032
Pension plan - FIU	9.12	1,136	1,072	1,110	1,151	1,186	6,388
Pension plan - FUNBEP	8.51	656	676	694	711	728	3,846
Other post-employment benefits	6.13	196	189	80	85	68	235
Total		1,988	1,937	1,884	1,947	1,982	10,469
1) Average duration of plan´s actuarial liabilities.

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

Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5%	(763)	-	284	(23)	-	23
Decrease by 0.5%	824	-	(311)	25	-	(25)
Mortality table
Increase by 5%	(218)	-	82	(10)	-	10
Decrease by 5%	228	-	(87)	11	-	(11)
Medical inflation
Increase by 1%	-	-	-	56	-	(56)
Decrease by 1%	-	-	-	(48)	-	48

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers) and Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP.

a) Insurance

A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage to their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks.

The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

b) Private pension

Designed to ensure the maintenance of the quality of life of participants, as a supplement to government plans, through long term investments, private pension products are divided into three major groups:

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

c) Technical provision for insurance and private pensions

The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows:

•	Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.
•	Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.
•	Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.
•	Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.
•	Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.
•	Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.
•	Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations.
•	Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

•	Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

d) Main information related to Insurance and Private Pension operations

I - Indexes

Main Insurance Lines	Sales ratio %			Loss ratio %
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Group Accident Insurance	30.5%	31.5%	33.8%	17.0%	14.5%	11.3%
Individual Accident Insurance	18.4%	18.7%	18.8%	25.6%	26.7%	29.4%
Credit Life Insurance	22.3%	22.9%	24.2%	19.3%	26.1%	22.3%
Random Events	23.7%	23.3%	23.5%	28.8%	32.0%	34.3%
Multiple Peril	42.7%	43.1%	44.4%	19.3%	24.0%	52.9%
Mortagage Insurance in Market Policies – Credit Life Insurance	20.1%	20.3%	20.4%	11.1%	26.5%	18.5%
Group Life	23.8%	23.8%	24.0%	35.5%	53.5%	41.0%

II - Revenues from insurance premiums and private pension

Main lines	Premiums and contributions
	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Group Accident Insurance	973	883	847
Individual Accident Insurance	149	175	187
Disability Savings Pension	292	240	258
PGBL	2,974	2,460	2,235
Credit Life Insurance	1,412	1,008	624
Random Events	216	192	195
Multiple Peril	645	542	370
Mortagage Insurance in Market Policies – Credit Life Insurance	571	437	339
Traditional	123	128	117
VGBL	8,496	7,054	8,022
Group Life	1,422	1,165	955
Other lines	849	739	655
Total	18,122	15,023	14,804

III - Technical provisions balances

	12/31/2022			12/31/2021
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	3,615	12	3,627	2,846	12	2,858
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	30	228,786	228,816	19	209,196	209,215
Redemptions and Other Unsettled Amounts (PVR)	23	394	417	19	358	377
Financial surplus (PEF)	-	729	729	1	691	692
Unsettled claims (PSL)	503	74	577	506	79	585
Claims / events incurred but not reported (IBNR)	345	26	371	334	27	361
Related Expenses (PDR)	32	49	81	29	65	94
Other provisions	135	397	532	129	665	794
Total	4,683	230,467	235,150	3,883	211,093	214,976
Current	3,588	159	3,747	3,102	541	3,643
Non-current	1,095	230,308	231,403	781	210,552	211,333

IV - Change in technical provisions

	12/31/2022			12/31/2021
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	3,883	211,093	214,976	3,303	217,697	221,000
(+) Additions arising from premiums / contributions	6,254	11,632	17,886	5,106	9,676	14,782
(-) Deferral due to elapsed risk	(5,485)	-	(5,485)	(4,563)	-	(4,563)
(-) Payment of claims / benefits	(1,506)	(465)	(1,971)	(1,598)	(373)	(1,971)
(+) Reported claims	1,477	-	1,477	1,534	-	1,534
(-) Redemptions	-	(15,127)	(15,127)	-	(16,872)	(16,872)
(+/-) Net Portability	-	1,962	1,962	-	(3,417)	(3,417)
(+) Adjustment of reserves and financial surplus	10	21,591	21,601	14	5,009	5,023
(+/-) Other (increase / reversal)	50	(219)	(169)	83	(627)	(544)
(+/-) Corporate Reorganization	-	-	-	4	-	4
Closing balance	4,683	230,467	235,150	3,883	211,093	214,976
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

e) Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	12/31/2022	12/31/2021
Opening Balance - 01/01	631	496
Increase	1,559	1,298
Amortization	(1,379)	(1,163)
Closing Balance	811	631
Balance to be amortized in up to 12 months	573	464
Balance to be amortized after 12 months	238	167

f) Table of claims development

Provision for unsettled claims (PSL)	577
(-) IBNER	213
(-) Reinsurance	12
(-) Retrocession and other estimates	(7)
Liability claims presented in the claims development table (I + II)	359
The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I - Administrative claims - net of reinsurance

Occurrence date	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	Total
At the end of reporting period	954	1,121	1,231	1,401	1,413
After 1 year	1,012	1,133	1,237	1,491
After 2 years	1,015	1,133	1,245
After 3 years	1,012	1,135
After 4 years	1,007
Current estimate	1,007	1,135	1,245	1,491	1,413
Accumulated payments through base date	998	1,126	1,236	1,476	1,316	6,152
Liabilities recognized in the balance sheet	9	9	9	15	97	139
Liabilities in relation to prior periods						55
Total administrative claims						194

II - Judicial claims - net of reinsurance

Occurrence date	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	Total
At the end of reporting period	16	20	12	12	15
After 1 year	33	36	23	27
After 2 years	47	43	31
After 3 years	54	50
After 4 years	58
Current estimate	58	50	31	27	15
Accumulated payments through base date	49	37	19	14	5	124
Liabilities recognized in the balance sheet	9	13	12	13	10	57
Liabilities in relation to prior periods						108
Total judicial claims						165
The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

g) Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2022, 2021 and 2020.

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

Note 28 - Fair value of financial instruments

The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

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

The methods and assumptions used to estimate the fair value are defined below:

•	Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The carrying amounts for these instruments are close to their fair values.
•	Interbank deposits, Deposits, Interbank and Institutional Market Funds - They are calculated by discounting estimated cash flows at market interest rates.
•	Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.
•	Loans and financial leases - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

•	Other financial assets / liabilities - Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 139,133 (R$ 128,683 at 12/31/2021) with an estimated fair value of R$ 161 (R$ 217 at 12/31/2021).

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy:

	12/31/2022				12/31/2021
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	391,297	115,792	437	507,526	366,930	102,253	1,563	470,746
Financial assets at fair value through profit or loss	274,659	111,436	379	386,474	262,912	100,649	1,563	365,124
Investment funds	954	31,537	-	32,491	653	19,486	-	20,139
Brazilian government securities	226,056	5,856	-	231,912	218,449	6,350	-	224,799
Government securities – other countries	8,017	-	-	8,017	5,561	-	-	5,561
Corporate securities	39,632	72,708	339	112,679	38,249	74,656	1,563	114,468
Shares	5,817	9,634	86	15,537	14,355	5,002	-	19,357
Rural product note	-	2,510	7	2,517	-	6,791	61	6,852
Bank deposit certificates	-	360	-	360	-	150	-	150
Real estate receivables certificates	-	1,329	151	1,480	-	1,009	3	1,012
Debentures	29,446	33,412	84	62,942	18,638	45,672	1,478	65,788
Eurobonds and other	4,369	-	4	4,373	5,244	1	8	5,253
Financial bills	-	19,371	7	19,378	-	10,098	13	10,111
Promissory and commercial notes	-	3,900	-	3,900	-	4,684	-	4,684
Other	-	2,192	-	2,192	12	1,249	-	1,261
Other Financial Assets	-	1,335	40	1,375	-	157	-	157
Financial assets at fair value through other comprehensive income	116,638	4,356	58	121,052	104,018	1,604	-	105,622
Brazilian government securities	69,951	1,032	-	70,983	68,457	1,185	-	69,642
Government securities – other countries	37,910	-	-	37,910	30,194	-	-	30,194
Corporate securities	8,777	3,324	58	12,159	5,367	419	-	5,786
Shares	4,770	70	45	4,885	743	-	-	743
Rural product note	-	390	-	390	-	-	-	-
Bank deposit certificates	551	150	13	714	-	131	-	131
Debentures	538	645	-	1,183	134	217	-	351
Eurobonds and other	2,918	1,361	-	4,279	4,490	8	-	4,498
Financial credit bills	-	13	-	13	-	6	-	6
Other (Corporate securities)	-	695	-	695	-	57	-	57
Financial liabilities at fair value through profit or loss	-	647	-	647	-	275	-	275
Structured notes	-	64	-	64	-	114	-	114
Other financial liabilities	-	583	-	583	-	161	-	161

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2022				12/31/2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	29	77,508	671	78,208	6	68,887	152	69,045
Swap Contracts – adjustment receivable	-	46,271	631	46,902	-	37,924	90	38,014
Option Contracts	-	23,637	34	23,671	3	21,187	62	21,252
Forward Contracts	-	595	6	601	-	3,111	-	3,111
Credit derivatives	-	492	-	492	-	242	-	242
NDF - Non Deliverable Forward	-	6,140	-	6,140	-	5,943	-	5,943
Other derivative financial instruments	29	373	-	402	3	480	-	483
Liabilities	(186)	(76,106)	(569)	(76,861)	(3)	(63,076)	(125)	(63,204)
Swap Contracts – adjustment payable	-	(38,507)	(561)	(39,068)	-	(34,535)	(111)	(34,646)
Option Contracts	-	(29,880)	(2)	(29,882)	(2)	(22,531)	(14)	(22,547)
Forward Contracts	-	(65)	-	(65)	-	(762)	-	(762)
Credit derivatives	-	(604)	-	(604)	-	(198)	-	(198)
NDF - Non Deliverable Forward	-	(6,626)	-	(6,626)	-	(4,896)	-	(4,896)
Other derivative financial instruments	(186)	(424)	(6)	(616)	(1)	(154)	-	(155)
In all periods, there was no significant transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

########	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022
Financial assets at fair value through profit or loss	1,563	46	-	143	(49)	(1,324)	379	(98)
Corporate securities	1,563	21	-	128	(49)	(1,324)	339	(138)
Shares	-	(54)	-	-	-	140	86	(62)
Real estate receivables certificates	3	(36)	-	2	(2)	184	151	(60)
Debentures	1,478	109	-	96	-	(1,599)	84	(7)
Rural Product Note	61	3	-	-	(1)	(56)	7	(9)
Eurobonds and other	8	(1)	-	11	(14)	-	4	-
Financial bills	13	-	-	19	(32)	7	7	-
Other financial assets	-	25	-	15	-	-	40	40
Financial assets at fair value through other comprehensive income	-	(2)	-	47	-	13	58	-
Corporate securities	-	(2)	-	47	-	13	58	-
Shares	-	(2)	-	47	-	-	45	-
Bank deposit certificates	-	-	-	-	-	13	13	-

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022
Derivatives - assets	152	178	64	234	(552)	595	671	588
Swap Contracts – adjustment receivable	90	151	64	-	(73)	399	631	608
Option Contracts	62	27	-	228	(479)	196	34	(20)
Foiward contracts	-	-	-	6	-	-	6	-
Derivatives - liabilities	(125)	48	(132)	(85)	38	(313)	(569)	(349)
Swap Contracts – adjustment payable	(111)	(25)	(132)	-	21	(314)	(561)	(350)
Option Contracts	(14)	73	-	(79)	17	1	(2)	1
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

########	12/31/2020	Recognized in income	Recognized in other comprehensive income				12/31/2021
Financial assets at fair value through profit or loss	1,968	(505)	-	1,993	(865)	(1,028)	1,563	(434)
Corporate securities	1,968	(505)	-	1,993	(865)	(1,028)	1,563	(434)
Real estate receivables certificates	548	(167)	-	1,039	(616)	(801)	3	-
Debentures	1,350	(313)	-	855	(211)	(203)	1,478	(432)
Rural Product Note	64	(15)	-	62	(32)	(18)	61	-
Eurobonds and other	-	(9)	-	23	(6)	-	8	(2)
Financial bills	6	(1)	-	14	-	(6)	13	-

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2020	Recognized in income	Recognized in other comprehensive income				12/31/2021
Derivatives - assets	105	46	-	327	(284)	(42)	152	56
Swap Contracts – adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option Contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - liabilities	(110)	72	-	(233)	148	(2)	(125)	(24)
Swap Contracts – adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option Contracts	(1)	64	-	(203)	126	-	(14)	22

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

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2022		12/31/2021
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(2.2)	-	(1.5)	-
	II	(56.9)	-	(38.2)	-
	III	(113.3)	-	(76.4)	-
Commodities, Indexes and Shares	I	(6.7)	-	-	-
	II	(13.4)	-	-	-
Nonlinear	I	(24.8)	-	(56.5)	-
	II	(37.8)	-	(93.3)	-
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

b) Financial assets and liabilities not measured at fair value

The following table presents the financial assets and liabilities not measured at fair value on a recurring basis.

	12/31/2022		12/31/2021
	Book value	Fair value	Book value	Fair value
Financial assets	1,586,992	1,588,402	1,375,782	1,376,534
At Amortized Cost	1,586,992	1,588,402	1,375,782	1,376,534
Central Bank compulsory deposits	115,748	115,748	110,392	110,392
Interbank deposits	59,592	59,868	69,942	70,112
Securities purchased under agreements to resell	221,779	221,779	169,718	169,718
Securities	219,315	219,133	147,746	147,219
Loan and financial lease	909,422	910,738	822,590	823,699
Other financial assets	111,823	111,823	96,473	96,473
(-) Provision for expected loss	(50,687)	(50,687)	(41,079)	(41,079)
Financial liabilities	1,759,182	1,758,475	1,558,307	1,558,838
At Amortized Cost	1,755,498	1,754,791	1,553,107	1,553,638
Deposits	871,438	871,370	850,372	850,277
Securities sold under repurchase agreements	293,440	293,440	252,848	252,848
Interbank market funds	294,587	294,573	177,145	177,181
Institutional market funds	129,382	128,757	138,636	139,226
Other financial liabilities	166,651	166,651	134,106	134,106
Provision for Expected Loss	3,684	3,684	5,200	5,200
Loan commitments	2,874	2,874	4,433	4,433
Financial guarantees	810	810	767	767

Note 29 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

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

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

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

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows:

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

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:
		12/31/2022
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,317	8,219	1,558	13,094
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		3,092	7,340	1,558	11,990
Adjustment / Interest	23	169	491	-	660
Changes in the period reflected in income	23	903	2,339	469	3,711
Increase (1)		1,403	2,663	469	4,535
Reversal		(500)	(324)	-	(824)
Payment		(1,140)	(2,936)	(183)	(4,259)
Subtotal		3,024	7,234	1,844	12,102
(+) Provisions guaranteed by indemnity clause	2d XIV	207	952	-	1,159
Closing balance		3,231	8,186	1,844	13,261
Current		1,157	2,949	605	4,711
Non-current		2,074	5,237	1,239	8,550

		12/31/2021
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,511	8,015	1,483	13,009
(-) Provisions guaranteed by indemnity clause	2d XIV	(216)	(950)	-	(1,166)
Subtotal		3,295	7,065	1,483	11,843
Adjustment / Interest	23	221	155	-	376
Changes in the period reflected in income	23	820	2,652	85	3,557
Increase		1,176	2,888	119	4,183
Reversal		(356)	(236)	(34)	(626)
Payment		(1,244)	(2,532)	(10)	(3,786)
Subtotal		3,092	7,340	1,558	11,990
(+) Provisions guaranteed by indemnity clause	2d XIV	225	879	-	1,104
Closing balance		3,317	8,219	1,558	13,094
Current		1,266	2,528	429	4,223
Non-current		2,051	5,691	1,129	8,871
1) Includes, in the labor provision, the effects of the Voluntary Severance Program.

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.
The table below shows the change in the provisions:
	Note	12/31/2022	12/31/2021
Opening balance - 01/01		6,498	6,810
(-) Provisions guaranteed by indemnity clause	2d XIV	(71)	(71)
Subtotal		6,427	6,739
Adjustment / Interest (1)		628	202
Changes in the period reflected in income		(829)	8
Increase (1)		156	180
Reversal (1)		(985)	(172)
Payment		(86)	(523)
Subtotal		6,140	6,426
(+) Provisions guaranteed by indemnity clause	2d XIV	74	72
Closing balance		6,214	6,498
Current		4	10
Non-current		6,210	6,488
1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

•	INSS – Non-compensatory Amounts – R$ 1,935: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,167.
•	PIS and COFINS – Calculation Basis – R$ 672: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 659.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,087 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 637 (R$ 448 at 12/31/2021).

 Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 40,958   (R$ 35,855  at 12/31/2021), and the main cases are described below:

•	INSS – Non-compensatory Amounts – R$ 8,915: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.
•	ISS – Banking Activities/Provider Establishment – R$ 6,066: the levy and/or payment place of ISS for certain banking revenues are discussed.
•	IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,338: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,677: the deductibility of goodwill for future expected profitability on the acquisition of investments.
•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,370 : discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.
•	IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,508: cases in which the liquidity and the certainty of credits offset are discussed.
•	IRPJ and CSLL – Disallowance of Losses – R$ 1,327: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.
•	IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 958: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 899 (R$ 888 at 12/31/2021), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		12/31/2022				12/31/2021
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,761	2,044	9,196	13,001	12,264
Investment fund quotas		416	136	63	615	690
Surety		64	52	5,146	5,262	4,115
Insurance bond		1,622	1,461	16,173	19,256	18,771
Guarantee by government securities		-	-	292	292	242
Total		3,863	3,693	30,870	38,426	36,082

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Business

The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

•	Wholesale Business

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

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

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

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

•	Requirements for impairment testing of financial assets are based on the expected loan losses model.

•	Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.
•	Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.
•	Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.
•	Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized.

b) Consolidated Statement of Managerial Resultr

	01/01 to 12/31/2022
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	90,509	49,229	2,983	142,721	2,136	144,857
Interest margin (1)	54,881	34,701	2,979	92,561	(5,350)	87,211
Revenues from banking services and bank charges	26,787	14,143	177	41,107	5,271	46,378
Income from insurance and private pension operations before claim and selling expenses	8,841	385	(173)	9,053	(3,115)	5,938
Other revenues	-	-	-	-	5,330	5,330
Cost of Credit	(29,908)	(2,392)	-	(32,300)	4,563	(27,737)
Claims	(1,538)	(11)	-	(1,549)	(1)	(1,550)
Operating margin	59,063	46,826	2,983	108,872	6,698	115,570
Other operating income / (expenses)	(43,512)	(19,482)	(374)	(63,368)	(14,669)	(78,037)
Non-interest expenses (2)	(37,302)	(17,019)	(312)	(54,633)	(14,531)	(69,164)
Tax expenses for ISS, PIS and COFINS and Other	(6,210)	(2,463)	(62)	(8,735)	(810)	(9,545)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	672	672
Income before income tax and social contribution	15,551	27,344	2,609	45,504	(7,971)	37,533
Income tax and social contribution	(4,594)	(9,076)	(14)	(13,684)	6,888	(6,796)
Non-controlling interests	45	(825)	(254)	(1,034)	(1)	(1,035)
Net income	11,002	17,443	2,341	30,786	(1,084)	29,702

12/31/2022	Total assets (*) -	1,524,983	1,175,209	171,983	2,469,958	(146,518)	2,323,440
	Total liabilities -	1,455,227	1,102,834	144,379	2,300,224	(154,127)	2,146,097
(*) Includes:
Investments in associates and joint ventures		2,114	-	4,798	6,912	531	7,443
Fixed assets, net		5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net		8,660	9,062	-	17,722	5,392	23,114
1) Includes interest and similar income and expenses of R$ 51,758, result of financial assets and liabilities at fair value through profit or loss of R$ 34,173 and foreign exchange results and exchange variations in foreign transactions of R$ 1,280.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,750).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 12/31/2021
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	75,443	38,228	11,930	125,601	773	126,374
Interest margin (1)	43,042	24,005	11,099	78,146	(2,937)	75,209
Commissions and Banking Fees	25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses	7,232	406	(53)	7,585	(2,231)	5,354
Other revenues	-	-	-	-	3,487	3,487
Cost of Credit	(18,278)	(1,956)	-	(20,234)	7,455	(12,779)
Claims	(1,591)	(9)	-	(1,600)	-	(1,600)
Operating margin	55,574	36,263	11,930	103,767	8,228	111,995
Other operating income / (expenses)	(40,116)	(17,743)	(1,055)	(58,914)	(10,850)	(69,764)
Non-interest expenses (2)	(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other	(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,164	1,164
Income before income tax and social contribution	15,458	18,520	10,875	44,853	(2,622)	42,231
Income tax and social contribution	(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interests	(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income	9,535	11,130	6,214	26,879	(119)	26,760

12/31/2021	Total assets (*) -	1,311,330	1,013,836	133,123	2,166,019	(96,813)	2,069,206
	Total liabilities -	1,252,211	945,311	105,190	2,010,442	(105,712)	1,904,730
(*) Includes:
Investments in associates and joint ventures		2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net		5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net		8,371	9,557	-	17,928	3,182	21,110
1) Includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,548).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 12/31/2020
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	72,680	32,187	9,918	114,785	(14,586)	100,199
Interest margin (1)	41,818	19,883	8,394	70,095	(20,042)	50,053
Revenues from banking services and bank charges	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	-	-	-	-	7,101	7,101
Cost of Credit	(21,247)	(8,968)	6	(30,209)	5,583	(24,626)
Claims	(1,345)	(8)	-	(1,353)	(1)	(1,354)
Operating margin	50,088	23,211	9,924	83,223	(9,004)	74,219
Other operating income / (expenses)	(40,221)	(16,133)	(650)	(57,004)	(11,985)	(68,989)
Non-interest expenses (2)	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,399	1,399
Income before income tax and social contribution	9,867	7,078	9,274	26,219	(20,989)	5,230
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interests	(175)	601	(46)	380	3,452	3,832
Net income	6,621	5,786	6,129	18,536	360	18,896

12/31/2020	Total assets (*) -	1,265,620	981,034	143,715	2,112,586	(93,335)	2,019,251
	Total liabilities -	1,218,977	915,253	108,432	1,964,880	(100,154)	1,864,726
(*) Includes:
Investments in associates and joint ventures		2,012	-	13,879	15,891	(321)	15,570
Fixed assets, net		4,587	806	-	5,393	1,544	6,937
Goodwill and Intangible assets, net		4,978	9,901	-	14,879	2,451	17,330
1) Includes interest and similar income and expenses of R$ 40,811, result of financial assets and liabilities at fair value through profit or loss of R$ 6,553 and foreign exchange results and exchange variations in foreign transactions of R$ 2,689.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2022			12/31/2021
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	30,230	651	30,881	21,390	6,683	28,073

	01/01 to 12/31/2022			01/01 to 12/31/2021			01/01 to 12/31/2020
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	174,118	51,608	225,726	117,094	27,420	144,514	104,364	19,247	123,611
Income from insurance and private pension operations before claim and selling expenses (3)	5,093	845	5,938	5,332	22	5,354	4,488	-	4,488
Commissions and Banking Fees (3)	31,928	14,450	46,378	37,744	4,580	42,324	34,624	3,933	38,557
1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.
•	The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3).
•	Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).
•	Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.
•	Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.
•	Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)
		12/31/2022	12/31/2021	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Interbank investments		3,835	2,301	196	84	63
Other	13.40%	3,835	2,301	196	84	63
Loan operations		668	654	78	35	56
Dexco S.A.	CDI + 1.45%	623	546	77	31	19
Other		45	108	1	4	37
Securities and derivative financial instruments (assets and liabilities)		6,013	5,397	908	303	6
Investment funds		230	183	47	34	14
CCR S.A.	CDI + 1.7% / 9.76%	2,138	-	232	-	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,024	1,082	150	71	1
Itaúsa S.A.	CDI + 2% to 2.4%	1,199	1,200	166	74	1
Águas do Rio 4 SPE S.A.	CDI + 3.5%	706	1,574	168	60	-
Aegea Saneamento e Participações S.A.	CDI + 1.7% / 16.76%	306	844	79	34	-
Other	CDI + 1.35% to 3.5%	410	514	66	30	(10)
Deposits		(2,491)	(437)	(154)	(2)	(14)
CCR S.A.	98% to 103% CDI	(2,026)	-	(67)	-	-
Aegea Saneamento e Participações S.A.		(11)	(158)	(28)	-	-
Alpargatas S.A.	101% CDI	(150)	-	(1)	-	-
Other	75% to 101% CDI	(304)	(279)	(58)	(2)	(14)
Deposits received under securities repurchase agreements		(19)	(6)	(19)	(35)	-
Other	82% to 85% CDI	(19)	(6)	(19)	(35)	-
Funds from acceptances and issuance of securities		(49)	-	(17)	-	-
Aegea Saneamento e Participações S.A.		-	-	(15)	-	-
Copagaz – Distribuidora de Gás S.A.	103% CDI	(49)	-	(2)	-	-
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		(136)	(273)	(89)	(122)	26
Fundação Itaú Unibanco - Previdência Complementar		(81)	(78)	39	37	42
Olímpia Promoção e Serviços S.A.		(4)	(5)	(58)	-	(45)
FUNBEP - Fundo de Pensão Multipatrocinado		(196)	(158)	(54)	(172)	7
Itaúsa S.A.		(20)	(10)	13	13	12
ConectCar Soluções de Mobilidade Eletrônica S.A.		(5)	(8)	(38)	(4)	7
Other		170	(14)	9	4	3
Rent		-	-	(32)	(37)	(31)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(30)	(34)	(28)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(2)	(3)	(3)
Donation		-	-	-	-	(1,002)
Fundação Itaú para a Educação e Cultura		-	-	-	-	(1,000)
Other		-	-	-	-	(2)
Sponsorship		28	12	(24)	(14)	(16)
Associação Cubo Coworking Itaú		28	12	(24)	(14)	(16)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 162, Liabilities of R$ (6,427) and Results of R$ 16 (R$ 100, R$ (6,136) at 12/31/2021 and R$ (20) and R$ (58) from 01/01 to 12/31/2021 and 01/01 to 12/31/2020, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Fees	(603)	(460)	(578)
Profit sharing	(255)	(208)	(112)
Post-employment benefits	(5)	(9)	(9)
Share-based payment plan (1)	(142)	(120)	(228)
Total	(1,005)	(797)	(927)

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A., in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.
Note 32 - Risk and Capital Management

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

ITAÚ UNIBANCO HOLDING's management model is made up of:

•	1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
•	2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
•	3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

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

Based on this statement, six dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

The six dimensions of risk appetite are:

•	Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.
•	Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored by tracking liquidity indicators.
•	Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability.
•	Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.
•	Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried in addition to monitoring the institution’s conduct.
•	Clients: addresses risks that could compromise client’s satisfaction and experience, being monitored by follow-up of customer’s satisfaction and dissatisfaction, media exposure, direct impacts on clients (technology) and suitability indicators.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:

•	Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself.
•	Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.
•	Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.
•	Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.
•	Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.

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

I - Credit risk

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

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

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

I.II - Policy for Provisioning and Economic Scenarios

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

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 50% and 35%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2022					12/31/2021
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,256,751	(54,476)	(530)	198	530	1,078,891	(46,348)	(340)	163	1,788
1) Composed of Loan operations, lease operations and securities.
2) Comprises expected credit loss for Financial Guarantees R$ (810) (R$ (767) at 12/31/2021) and Loan Commitments R$ (2,874) (R$ (4,433) at 12/31/2021).

I.III - Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account:

•	Stage 1 to stage 2: delay or evaluation of probability of default (PD) triggers.

For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING’s Management for each portfolio, whereas the others remain in stage 1.

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

Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	12/31/2022			12/31/2021
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	1,545,701	511,277	2,056,978	1,319,532	485,649	1,805,181
At Amortized Cost	1,120,797	350,447	1,471,244	914,776	350,614	1,265,390
Interbank deposits	18,955	40,637	59,592	17,795	52,147	69,942
Securities purchased under agreements to resell	218,339	3,440	221,779	159,974	9,744	169,718
Securities	191,947	27,368	219,315	125,875	21,871	147,746
Loan and lease operations	636,836	272,586	909,422	562,646	259,944	822,590
Other financial assets	97,995	13,828	111,823	81,398	15,075	96,473
(-) Provision for Expected Loss	(43,275)	(7,412)	(50,687)	(32,912)	(8,167)	(41,079)
At Fair Value Through Other Comprehensive Income	48,438	72,614	121,052	44,648	60,974	105,622
Securities	48,438	72,614	121,052	44,648	60,974	105,622
At Fair Value Through Profit or Loss	376,466	88,216	464,682	360,108	74,061	434,169
Securities	364,039	21,060	385,099	343,339	21,628	364,967
Derivatives	11,052	67,156	78,208	16,612	52,433	69,045
Other financial assets	1,375	-	1,375	157	-	157
Financial liabilities - provision for expected loss	3,040	644	3,684	4,543	657	5,200
Loan Commitments	2,622	252	2,874	4,115	318	4,433
Financial Guarantees	418	392	810	428	339	767
Off balance sheet	472,372	72,005	544,377	446,267	73,431	519,698
Financial Guarantees	71,524	20,255	91,779	62,548	20,362	82,910
Letters of credit to be released	47,354	-	47,354	45,773	-	45,773
Loan commitments	353,494	51,750	405,244	337,946	53,069	391,015
Mortgage loans	15,423	-	15,423	10,709	-	10,709
Overdraft accounts	157,408	-	157,408	147,878	-	147,878
Credit cards	177,658	3,754	181,412	176,384	3,840	180,224
Other pre-approved limits	3,005	47,996	51,001	2,975	49,229	52,204
Total	2,015,033	582,638	2,597,671	1,761,256	558,423	2,319,679

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

I.IV.I - By business sector
Loans and Financial Lease Operations

	12/31/2022%		12/31/2021%
Industry and commerce	197,351	21.7%	190,491	23.1%
Services	177,180	19.5%	173,332	21.1%
Other sectors	37,072	4.1%	37,652	4.6%
Individuals	497,819	54.7%	421,115	51.2%
Total	909,422	100.0%	822,590	100.0%

Other financial assets (1)

	12/31/2022%		12/31/2021%
Public sector	691,964	63.8%	580,619	62.2%
Services	167,176	15.4%	150,831	16.2%
Other sectors	119,436	11.0%	83,521	9.0%
Financial	106,469	9.8%	117,869	12.6%
Total	1,085,045	100.0%	932,840	100.0%
1) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.
The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

I.IV.II - By type and classification of credit risk
Loan and lease operations
	12/31/2022
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	305,210	233,996	511	539,717	59,639	8,538	1	68,178	35,254	226	-	35,480	400,103	242,760	512	643,375
Corporate	133,205	29,853	60,209	223,267	901	32	444	1,377	5,162	11	2,551	7,724	139,268	29,896	63,204	232,368
Micro/Small and medium companies	142,621	84,619	9,520	236,760	12,299	1,494	115	13,908	9,976	265	123	10,364	164,896	86,378	9,758	261,032
Foreign loans - Latin America	182,516	44,542	16,912	243,970	13,863	1,544	1,279	16,686	8,776	124	114	9,014	205,155	46,210	18,305	269,670
Total	763,552	393,010	87,152	1,243,714	86,702	11,608	1,839	100,149	59,168	626	2,788	62,582	909,422	405,244	91,779	1,406,445
%	61.4%	31.6%	7.0%	100.0%	86.6%	11.6%	1.8%	100.0%	94.5%	1.0%	4.5%	100.0%	64.7%	28.8%	6.5%	100.0%

	12/31/2021
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	270,371	220,961	944	492,276	38,168	20,723	-	58,891	23,997	686	-	24,683	332,536	242,370	944	575,850
Corporate	128,519	23,882	52,429	204,830	1,600	200	535	2,335	4,915	23	2,478	7,416	135,034	24,105	55,442	214,581
Micro/Small and medium companies	124,555	71,158	7,605	203,318	16,749	4,823	130	21,702	8,666	222	141	9,029	149,970	76,203	7,876	234,049
Foreign loans - Latin America	178,719	46,629	17,776	243,124	13,389	1,621	713	15,723	12,942	87	159	13,188	205,050	48,337	18,648	272,035
Total	702,164	362,630	78,754	1,143,548	69,906	27,367	1,378	98,651	50,520	1,018	2,778	54,316	822,590	391,015	82,910	1,296,515
%	61.4%	31.7%	6.9%	100.0%	70.9%	27.7%	1.4%	100.0%	93.0%	1.9%	5.1%	100.0%	63.4%	30.2%	6.4%	100.0%

Internal rating	12/31/2022				12/31/2021
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	705,625	62,501	-	768,126	662,839	42,028	-	704,867
Medium	57,508	14,095	-	71,603	38,980	19,239	-	58,219
High	419	10,106	-	10,525	345	8,639	-	8,984
Credit-Impaired	-	-	59,168	59,168	-	-	50,520	50,520
Total	763,552	86,702	59,168	909,422	702,164	69,906	50,520	822,590
%	84.0%	9.5%	6.5%	100.0%	85.4%	8.5%	6.1%	100.0%

Other financial assets
	12/31/2022
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	32,491	27,660	27,140	5,259	5,259	92	92
Government securities	479,834	483,476	479,834	-	-	-	-
Brazilian government	394,675	397,793	394,675	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	85,159	85,647	85,159	-	-	-	-
Argentina	3,453	3,460	3,453	-	-	-	-
United States	9,665	9,716	9,665	-	-	-	-
Israel	860	852	860	-	-	-	-
Mexico	14,010	14,021	14,010	-	-	-	-
Spain	9,922	9,924	9,922	-	-	-	-
Korea	10,363	10,365	10,363	-	-	-	-
Chile	24,681	24,811	24,681	-	-	-	-
Paraguay	3,463	3,461	3,463	-	-	-	-
Uruguay	1,182	1,185	1,182	-	-	-	-
Colombia	3,151	3,430	3,151	-	-	-	-
Peru	6	7	6	-	-	-	-
Switzerland	4,403	4,415	4,403	-	-	-	-
Corporate securities	211,103	216,005	208,241	3,559	2,512	2,297	350
Rural product note	28,896	28,670	28,618	287	262	29	16
Real estate receivables certificates	7,214	7,318	7,214	-	-	-	-
Bank deposit certificate	1,172	1,172	1,172	-	-	-	-
Debentures	110,075	110,732	108,140	2,470	1,610	2,037	325
Eurobonds and other	8,770	9,035	8,770	-	-	-	-
Financial bills	19,504	19,535	19,504	-	-	-	-
Promissory and commercial notes	11,250	11,251	11,250	-	-	-	-
Other	24,222	28,292	23,573	802	640	231	9
Total	723,428	727,141	715,215	8,818	7,771	2,389	442

F-110

	12/31/2021
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	20,139	4,906	4,914	15,224	15,225	-	-
Government securities	423,085	426,959	423,085	-	-	-	-
Brazilian government	362,449	365,947	362,449	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	60,636	60,976	60,636	-	-	-	-
Argentina	1,335	1,310	1,335	-	-	-	-
United States	7,189	7,226	7,189	-	-	-	-
Mexico	12,413	12,424	12,413	-	-	-	-
Spain	6,131	6,132	6,131	-	-	-	-
Korea	5,604	5,604	5,604	-	-	-	-
Chile	21,399	21,552	21,399	-	-	-	-
Paraguay	1,469	1,526	1,469	-	-	-	-
Uruguay	1,258	1,256	1,258	-	-	-	-
Colombia	3,830	3,938	3,830	-	-	-	-
Peru	8	8	8	-	-	-	-
Corporate securities	173,163	169,489	167,457	3,391	2,789	4,993	2,917
Rural product note	12,744	12,474	12,597	146	121	38	26
Real estate receivables certificates	4,999	5,063	4,999	-	-	-	-
Bank deposit certificate	390	392	390	-	-	-	-
Debentures	103,659	99,438	98,867	2,383	1,923	4,704	2,869
Eurobonds and other	10,206	10,236	10,194	12	12	-	-
Financial bills	10,168	10,185	10,168	-	-	-	-
Promissory and commercial notes	8,901	8,874	8,901	-	-	-	-
Other	22,096	22,827	21,341	850	733	251	22
Total	616,387	601,354	595,456	18,615	18,014	4,993	2,917

Other Financial Assets - Internal Classification by Level of Risk

12/31/2022
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	281,371	214,894	461,153	120,977	1,078,395
Medium	-	3,816	2,104	75	5,995
High	-	605	50	-	655
Total	281,371	219,315	463,307	121,052	1,085,045
%	25.9%	20.2%	42.7%	11.2%	100.0%
1) Includes Derivatives in the amount of R$ 78,208.

12/31/2021
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	245,442	142,416	430,729	105,622	924,209
Medium	-	4,399	3,219	-	7,618
High	18	931	64	-	1,013
Total	245,460	147,746	434,012	105,622	932,840
%	26.4%	15.8%	46.5%	11.3%	100.0%
1) Includes Derivatives in the amount of R$ 69,045.

I.IV.III - Collateral for loan and lease operations

	12/31/2022				12/31/2021
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	141,896	336,597	3,085	2,861	113,194	282,131	1,014	907
Personal (1)	2,971	11,106	1,469	1,394	2,436	8,338	639	583
Vehicles (2)	29,613	70,901	1,610	1,463	26,941	68,275	368	318
Mortgage loans (3)	109,312	254,590	6	4	83,817	205,518	7	6
Micro, small and medium companies and corporates (4)	173,007	614,178	41,395	36,233	170,334	634,871	32,436	26,933
Foreign loans - Latin America (4)	175,517	319,085	11,817	4,441	168,968	330,020	9,782	4,152
Total	490,420	1,269,860	56,297	43,535	452,496	1,247,022	43,232	31,992
1) In general requires financial collaterals.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of total loan and lease operations, R$ 362,705 (R$ 326,862 at 12/31/2021) represented unsecured loans.

I.IV.IV - Repossessed assets

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

Total assets repossessed in the period were R$ 336 (R$ 258 from 01/01 to 12/31/2021), mainly composed of real estate.

II - Market risk

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

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

•	Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.
•	Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).
•	Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).
•	Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

•	ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.
•	ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.
•	Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.
•	Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk.

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

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

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

From 01/01 to 12/31/2022, the average total VaR in Historical Simulation was R$ 678 or 0.4% of total stockholders’ equity (R$ 441 from 01/01 to 12/31/2021 or 0.3% of total stockholders’ equity).

	VaR Total (Historical Simulation) (in millions of reais) (1)
	12/31/2022				12/31/2021
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

VaR by Risk Factor Group
Interest rates	1,102	885	1,751	1,160	937	425	1,411	1,257
Currencies	26	9	55	26	18	10	37	13
Shares	27	18	65	65	42	17	98	24
Commodities	4	2	10	10	4	1	8	4
Effect of diversification	-	-	-	(527)	-	-	-	(602)
Total risk	678	494	1,172	734	441	198	707	696
1) VaR by Risk Factor Group considers information from foreign units.

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	12/31/2022						12/31/2021
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	604,311	374,530	208,849	633,741	274,964	2,096,395	457,279	294,051	193,279	642,495	253,300	1,840,404
At amortized cost	464,682	314,721	167,134	392,172	171,952	1,510,661	395,256	258,580	152,270	345,538	148,969	1,300,613
Compulsory deposits in the Central Bank of Brazil	102,600	-	-	-	-	102,600	92,580	-	-	-	-	92,580
Interbank deposits	40,782	8,207	7,683	2,800	114	59,586	51,138	7,050	5,861	5,669	216	69,934
Securities purchased under agreements to resell	177,458	44,221	47	-	50	221,776	142,405	26,532	-	403	371	169,711
Securities	15,933	19,075	26,632	107,906	47,731	217,277	4,427	12,884	27,858	69,965	30,664	145,798
Loan and lease operations	127,909	243,218	132,772	281,466	124,057	909,422	104,706	212,114	118,551	269,501	117,718	822,590
At fair value through other comprehensive income	35,573	13,223	6,609	47,249	18,398	121,052	10,420	9,286	6,722	63,256	15,938	105,622
At fair value through profit and loss	104,056	46,586	35,106	194,320	84,614	464,682	51,603	26,185	34,287	233,701	88,393	434,169
Securities	81,484	39,344	26,454	169,113	68,704	385,099	36,111	13,872	28,532	212,911	73,541	364,967
Derivatives	22,572	7,215	8,362	24,834	15,225	78,208	15,492	12,292	5,632	20,777	14,852	69,045
Other Financial Assets	-	27	290	373	685	1,375	-	21	123	13	-	157
Financial liabilities	651,532	177,388	142,668	585,754	112,329	1,669,671	660,751	127,205	107,515	361,399	228,857	1,485,727
At amortized cost	643,530	160,422	125,266	563,338	99,607	1,592,163	653,598	110,994	99,753	340,944	216,959	1,422,248
Deposits	360,548	75,395	62,860	360,225	12,410	871,438	402,930	52,259	38,563	220,822	135,798	850,372
Securities sold under repurchase agreements	264,284	5,698	816	16,223	6,419	293,440	239,843	2,627	725	5,659	3,994	252,848
Interbank market funds	12,918	67,034	57,476	148,390	8,769	294,587	9,976	46,610	41,520	69,043	9,996	177,145
Institutional market funds	5,379	11,800	3,552	36,642	72,009	129,382	439	9,045	18,422	43,559	67,171	138,636
Premium bonds plans	401	495	562	1,858	-	3,316	410	453	523	1,861	-	3,247
At fair value through profit and loss	8,002	16,966	17,402	22,416	12,722	77,508	7,153	16,211	7,762	20,455	11,898	63,479
Derivatives	8,002	16,950	17,164	22,278	12,467	76,861	7,153	16,174	7,625	20,404	11,848	63,204
Structured notes	-	1	1	18	44	64	-	-	16	48	50	114
Other Financial Liabilities	-	15	237	120	211	583	-	37	121	3	-	161
Difference assets / liabilities (1)	(47,221)	197,142	66,181	47,987	162,635	426,724	(203,472)	166,846	85,764	281,096	24,443	354,677
Cumulative difference	(47,221)	149,921	216,102	264,089	426,724		(203,472)	(36,626)	49,138	330,234	354,677
Ratio of cumulative difference to total interest-bearing assets	(2.3)%	7.2%	10.3%	12.6%	20.4%		(11.1)%	(2.0)%	2.7%	17.9%	19.3%

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

III - Liquidity risk

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

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 31.5% or R$ 373.0 billion, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	12/31/2022			12/31/2021
	0-30 days	Total	%	0-30 days	Total	%
Deposits	360,548	871,438		402,930	850,372
Demand deposits	117,587	117,587	9.9%	158,116	158,116	14.8%
Savings deposits	179,764	179,764	15.2%	190,601	190,601	17.9%
Time deposits	57,365	564,215	47.7%	52,563	497,051	46.5%
Other	5,832	9,872	0.8%	1,650	4,604	0.4%
Funds from acceptances and issuance of securities (1)	12,436	256,495	21.8%	2,310	143,138	13.4%
Funds from own issue (2)	-	8	-	-	21	-
Subordinated debt	-	54,540	4.6%	-	75,036	7.0%
Total	372,984	1,182,481	100.0%	405,240	1,068,567	100.0%
1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.
2) Refers to deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2022, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 259.0 billion and accounted for 69.4% of the short term redeemable obligations, 21.9% of total funding, and 16.2% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2022	12/31/2021
	%	%
Net assets / customers funds within 30 days (1,2)	69.4%	56.5%
Net assets / total customers funds (1,3)	21.9%	21.4%
Net assets / total financial assets (1,4)	16.2%	16.2%

1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.
2) Funding from customers table (Total funding from customers 0-30 days).
3) Funding from customers table (Total funding from customers).
4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,595,176 (R$ 1,411,089 at 12/31/2021).

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021
Financial assets (1)	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Cash	35,381	-	-	-	35,381	44,512	-	-	-	44,512

Interbank investments	225,253	57,085	1,797	1,493	285,628	195,260	32,238	4,535	1,670	233,703
Securities purchased under agreements to resell – Collateral held (2)	46,146	9,912	-	116	56,174	32,435	-	-	-	32,435
Securities purchased under agreements to resell – Collateral repledge	138,381	30,926	-	-	169,307	105,875	19,355	-	-	125,230
Interbank deposits (4)	40,726	16,247	1,797	1,377	60,147	56,950	12,883	4,535	1,670	76,038

Securities	214,486	55,033	28,743	230,772	529,034	158,915	30,191	45,156	223,244	457,506
Government securities - available	188,251	-	2	-	188,253	145,989	453	483	6,737	153,662
Government securities – under repurchase commitments	6,196	27,370	12,194	37,632	83,392	1,337	13,446	27,132	35,575	77,490
Private securities - available	19,995	24,066	11,986	128,862	184,909	11,247	13,349	12,062	133,385	170,043
Private securities – under repurchase commitments	44	3,597	4,561	64,278	72,480	342	2,943	5,479	47,547	56,311

Derivative financial instruments - Net position	22,572	15,577	10,093	29,966	78,208	15,492	17,924	8,826	26,803	69,045
Swaps	4,866	5,499	8,261	28,276	46,902	1,820	3,803	7,341	25,050	38,014
Options	15,610	6,649	802	610	23,671	10,599	9,216	683	754	21,252
Forwards	460	135	-	6	601	1,595	1,513	3	-	3,111
Other derivatives	1,636	3,294	1,030	1,074	7,034	1,478	3,392	799	999	6,668

Loan and lease operations (3)	93,627	314,332	154,386	334,402	896,747	77,663	282,913	135,840	315,004	811,420

Other financial assets	3	314	91	967	1,375	-	144	5	8	157

Total financial assets	591,322	442,341	195,110	597,600	1,826,373	491,842	363,410	194,362	566,729	1,616,343
1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 115,748 (R$ 110,392 at 12/31/2021), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.
2) Net of R$ 14,576 (R$ 9,266 at 12/31/2021) which securities are linked to guarantee transactions  at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.
3) Net of payment to merchants of R$ 109,981 (R$ 92,011 at 12/31/2021) and the amount of liabilities from transactions related to credit assignments R$ 772 (R$ 1,004 at 12/31/2021).
4) Includes R$ 28,108 (R$ 40,221 at 12/31/2021) related to Compulsory Deposits with Central Banks of other countries.

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total

Deposits	370,101	138,908	66,162	405,977	981,148	397,416	96,669	95,397	350,792	940,274
Demand deposits	117,587	-	-	-	117,587	158,116	-	-	-	158,116
Savings deposits	179,764	-	-	-	179,764	190,601	-	-	-	190,601
Time deposit	66,750	134,941	66,161	405,977	673,829	46,938	94,040	95,149	350,791	586,918
Interbank deposits	1,022	3,967	1	-	4,990	933	2,629	248	1	3,811
Other deposits	4,978	-	-	-	4,978	828	-	-	-	828

Compulsory deposits	(49,497)	(17,084)	(8,119)	(41,048)	(115,748)	(49,924)	(12,461)	(11,797)	(36,210)	(110,392)
Demand deposits	(13,148)	-	-	-	(13,148)	(17,812)	-	-	-	(17,812)
Savings deposits	(27,923)	-	-	-	(27,923)	(25,807)	-	-	-	(25,807)
Time deposit	(8,426)	(17,084)	(8,119)	(41,048)	(74,677)	(6,305)	(12,461)	(11,797)	(36,210)	(66,773)

Securities sold under repurchase agreements (1)	297,853	1,900	6,597	15,387	321,737	265,184	5,615	7,020	5,943	283,762
Government securities	229,077	1,899	6,597	15,375	252,948	191,281	1,261	3,885	5,687	202,114
Private securities	23,709	1	-	12	23,722	26,141	3,621	2,775	18	32,555
Foreign	45,067	-	-	-	45,067	47,762	733	360	238	49,093

Funds from acceptances and issuance of securities (2)	10,532	52,792	61,847	152,502	277,673	2,986	35,346	30,927	83,967	153,226

Loans and onlending obligations (3)	35,747	70,549	10,734	11,284	128,314	9,875	71,278	9,491	12,868	103,512

Subordinated debt (4)	492	22,085	7,803	43,189	73,569	55	27,857	16,282	48,969	93,163

Derivative financial instruments - Net position	8,002	34,114	9,056	25,689	76,861	7,153	23,799	8,596	23,656	63,204
Swaps	2,835	5,114	7,344	23,775	39,068	1,562	3,970	6,944	22,170	34,646
Option	3,221	25,087	901	673	29,882	4,086	16,896	786	779	22,547
Forward	55	10	-	-	65	762	-	-	-	762
Other derivatives	1,891	3,903	811	1,241	7,846	743	2,933	866	707	5,249

Other financial liabilities	-	252	34	297	583	-	158	-	3	161

Total financial liabilities	675,359	302,967	153,854	611,957	1,744,137	632,745	248,261	155,916	489,988	1,526,910
1) Includes own and third parties’ portfolios.
2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
3) Recorded in funds from interbank markets.
4) Recorded in funds from institutional markets.

Off balance commitments		12/31/2022					12/31/2021
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial Guarantees		2,987	31,548	12,731	44,513	91,779	3,742	28,530	11,046	39,592	82,910
Commitments to be released		161,822	50,552	20,386	172,484	405,244	151,235	35,605	18,541	185,634	391,015
Letters of credit to be released		47,354	-	-	-	47,354	45,773	-	-	-	45,773
Contractual commitments - Fixed and Intangible assets	13 and 14	-	-	-	3	3	-	3	-	-	3
Total		212,163	82,100	33,117	217,000	544,380	200,750	64,138	29,587	225,226	519,701

IV - Emerging Risks

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

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climate factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act in an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles & Clothing, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also has specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas’ activities. The Internal Audit acts in an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

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

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

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

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2022	12/31/2021
Available capital (amounts)
Common Equity Tier 1	147,781	130,716
Tier 1	166,868	149,912
Total capital (PR)	185,415	169,797
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,238,582	1,153,841
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	11.9%	11.3%
Tier 1 ratio (%)	13.5%	13.0%
Total capital ratio (%)	15.0%	14.7%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.50%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.00%
1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

At 12/31/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,336 (R$ 18,167 at 12/31/2021) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 18,431 (R$ 19,469 at 12/31/2021).

The Basel Ratio reached 15.0% at 12/31/2022, an increase of 0.3 pp compared to 12/31/2021. The mainly effects were the result of the period, partially offset by the increase of Risk-Weighted Assets and the Prudential and Equity Adjustments.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 86,328 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 43,350 (R$ 34,615 at 12/31/2021), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2022, fixed assets ratio reached 19.9% (16.9% at 12/31/2021), showing a surplus of R$ 55,748 (R$ 56,280 at 12/31/2021).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

RWA = RWACPAD + RWAMINT+ RWAOPAD

•	RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach.
•	RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.
•	RWAOPAD= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA
	12/31/2022	12/31/2021
Credit Risk - standardized approach	1,118,752	1,044,344
Credit risk (excluding counterparty credit risk)	1,016,137	922,824
Counterparty credit risk (CCR)	40,222	42,898
Of which: standardized approach for counterparty credit risk (SA-CCR)	25,361	27,616
Of which: other CCR	14,861	15,282
Credit valuation adjustment (CVA)	7,695	8,102
Equity investments in funds - look-through approach	8,002	5,001
Equity investments in funds - mandate-based approach	104	95
Equity investments in funds - fall-back approach	1,461	824
Securitisation exposures - standardized approach	4,408	2,195
Amounts below the thresholds for deduction	40,723	62,405
Market Risk	23,240	22,985
Of which: standardized approach (RWAMPAD)	29,050	28,731
Of which: internal models approach (RWAMINT)	23,097	14,751
Operational Risk	96,590	86,512
Total	1,238,582	1,153,841

III - Recovery Plan

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

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

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

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management Risks of insurance and private pension

I - Management Structure, roles and responsibilities

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

II - Risks of Insurance and Private Pensions

Insurance and pension plan risks arise from losses that contradict the expectations of ITAÚ UNIBANCO HOLDING linked to the operations of products sold in SUSEP supervised entities.

The underwriting risk results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

II.I - Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis, conducted semiannually, considers a vision impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	Impact in Income and Stockholders’ Equity (1)
Sensitivity Test	12/31/2022		12/31/2021
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates
5% increase	48	(7)	45	(2)
5% decrease	(49)	7	(48)	2
Risk-free Interest Rates
0.1% increase	110	7	102	10
0.1% decrease	(113)	(7)	(104)	(10)
Conversion in Income Rates
5% increase	(13)	-	(11)	-
5% decrease	15	-	11	-
Claims
5% increase	-	(50)	-	(58)
5% decrease	-	50	-	58

II.II - Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 12/31/2022			01/01 to 12/31/2021			01/01 to 12/31/2020
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals
Group accident insurance	976	973	99.7%	884	883	99.9%	849	847	99.8%
Individual accident	153	149	97.5%	176	175	99.4%	192	187	97.4%
Credit Life Insurance	1,412	1,412	100.0%	1,008	1,008	100.0%	624	624	100.0%
Group Life	1,422	1,422	100.0%	1,168	1,165	99.7%	956	955	99.9%

III - Market, credit and liquidity risk

III.I - Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01 - Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	12/31/2022		12/31/2021
	Account balance	DV01	Account balance	DV01
Government securities
National Treasury Notes (NTN-C)	5,966	(3.19)	5,154	(3.05)
National Treasury Notes (NTN-B)	6,832	(7.01)	6,094	(6.24)
National Treasury Notes (NTN-F)	257	(0.14)	205	(0.11)
National Treasury Bills (LTN)	277	(0.05)	166	(0.01)
Corporate securities
Indexed to IGPM	-	-	7	(0.02)
Indexed to IPCA	404	(0.39)	355	(0.36)
Indexed to PRE	30	-	23	-
Indexed to PYG	76	(0.01)	30	(0.01)
Shares	630	6	947	9
Post-fixed assets	3,776	-	6,048	-
Under agreements to resell	3,500	-	1,895	-
Total	21,748		20,924

III.II - Liquidity Risk
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

Liabilities	Assets	12/31/2022			12/31/2021
Insurance operations	Backing asset	Liabilities amounts (1)	Liability Duration (months)	Asset Duration (months)	Liabilities amounts (1)	Liability Duration (months)	Asset Duration (months)
Unearned premiums	Financial treasury bills (LFT) Repurchase agreements National treasury bills (LTN) National treasury notes (NTN-B) National treasury notes (NTN-C) National treasury notes (NTN-F) Bank deposit certificates (CDB) Financial bills (LF) Debentures	3,615	52.0	15.0	2,846	55.6	20.3
IBNR, PDR and PSL		880	44.0	22.3	869	48.6	27.0
Redemptions and Other Unsettled Amounts		23	13.1	15.2	19	17.9	20.3
Mathematical reserve for benefits to be granted and benefits granted		30	71.6	19.6	19	122.6	27.4
Financial surplus		-	-	-	1	149.5	20.3
Other provisions		135	4.8	81.5	129	7.0	90.0
Subtotal		4,683			3,883
Pension plan, VGBL and individual life operations
Related expenses		49	96.5	69.4	65	103.8	76.3
Unearned premiums		12	19.6	11.3	12	16.0	18.5
Unsettled claims		74	19.6	11.3	79	16.0	18.5
IBNR		26	19.6	11.3	27	16.0	18.5
Redemptions and Other Unsettled Amounts		394	19.6	11.3	358	16.0	18.5
Mathematical reserve for benefits granted		4,015	96.5	69.5	3,786	103.8	76.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL		216,735	155.3	50.7	197,897	134.0	55.2
Mathematical reserve for benefits to be granted – traditional		8,036	214.3	82.0	7,513	195.9	79.8
Other provisions		397	214.2	82.0	665	195.9	79.8
Financial surplus		729	214.3	82.0	691	195.9	79.8
Subtotal		230,467			211,093
Total technical reserves	Total backing assets	235,150			214,976
1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.

III.III - Credit Risk

III.III.I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING´s subsidiaries to reinsurance companies:

•	Insurance Operations: reinsurance premiums operations are entirely represented by: IRB Brasil Resseguros S.A. with 32% (38% at 12/31/2021), Mapfre Re do Brasil Companhia de Resseguros with 31% (36% at 12/31/2021), Austral Resseguradora S.A. with 11% (4% at 12/31/2021), Swiss Reinsurance Company with 16%, and Everest Reinsurance Company with 10% (RGA Global Reinsurance Company LTD with 22% at 12/31/2021).
•	Private Pension Operations: related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% (60% at 12/31/2021), Swiss Reinsurance Comp with 40% (RGA Global Reinsurance Company LTD with 40% at 12/31/2021).

III.III.II - Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III.III.III - Risk level of financial assets
The table below shows insurance financial assets, individually evaluated, classified by rating:
	12/31/2022
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities

Low	6,560	15,171	205,665	547	227,943
Medium	-	117	25	-	142
High	-	-	11	-	11
Total	6,560	15,288	205,701	547	228,096
%	2.9%	6.7%	90.2%	0.2%	100.0%

1) Includes Derivatives in the amount of R$ 1,146.

	12/31/2021
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities

Low	4,062	11,401	188,480	587	204,530
Medium	-	-	1	-	1
High	-	-	10	-	10
Total	4,062	11,401	188,491	587	204,541
%	2.0%	5.6%	92.1%	0.3%	100.0%
1) Includes Derivatives in the amount of R$ 2,946.

Note 33 - Supplementary information

a) Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquired 50.1% of IDEAL’s total voting capital for R$ 700, then holding the company's control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occurred on March 31, 2023, after the required regulatory approvals are received.

b) Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with the assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement will occur after the required regulatory approvals are received.

c) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE’s capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

d) “Coronavirus” COVID-19 effects

ITAÚ UNIBANCO HOLDING incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), the contracting term of which ended in the fourth quarter of 2020.

ii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), the contracting period of which ended in the fourth quarter of 2020.

iii) Law No. 13,999/20 and amendment made by Law No. 14,161/21, and Provisional Measure No. 1,139/22 that sets forth the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses.

iv) Law No. 14,042/20 and amendment made by Law No. 14,462/22 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha).

In the period, ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) Increase in 2021 and 2022 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, the balance of which in December 2022 is R$ 18,662. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing.

(b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program was established. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions.

(c) The allowance for loan losses in the amount of R$ 52,324 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In December 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 177% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client's rating), provisioning presented an increase of 18.1% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums.

(d) Increase in expenses with claims related to COVID-19 of R$ 52 in the period, mainly related to credit life and life insurance.

There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities.

Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure safety of its employees and clients.

Note 34 - Subsequent Event

ITAÚ UNIBANCO HOLDING recognized in its Financial Statements the impacts arising from a subsequent event to the reporting period related to a specific case of a large company that filed for judicial reorganization, but whose credit conditions existed as of December 31, 2022. There was an increase in Expected credit loss to cover 100% of the exposure, giving rise to an additional impact on income of R$ 1.3 billion (R$ 719, net of taxes).

