Form 20-F
period 2023-12-31
Itau Unibanco Holding S.A.
filed 2024-04-29
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 20-F

____________________________

       ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

4,842,576,301 Preferred Shares, no par value per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Certain Terms and Conventions

All references in this annual report to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are  references to our authorized and outstanding preferred shares with no par value; and (iv)“common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon.  All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

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

Forward-Looking Statements

This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the U.S  Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	Political instability in Brazil, including developments and the perception of risks in connection with the Brazilian elected government, as well as ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of the Brazilian government, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	General economic, political, and business conditions in Brazil and variations in inflation indices, interest rates, foreign exchange rates, and the performance of financial markets in Brazil and the other markets in which we operate;
•	Global economic and political conditions, as well as geopolitical instability, in particular in the countries where we operate, including in relation to the United States, the Russian invasion of Ukraine and the Israel – Hamas conflict;
•	Changes in laws or regulations, including in respect of tax matters, compulsory deposits and reserve requirements, that adversely affect our business;
•	The effect of any changes in tax law, tax reforms or review of the tax treatment on our activities, our operations and profitability;
•	Disruptions and volatility in the global financial markets;
•	Costs and availability of funding;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Our ability to protect personal data;
•	Our level of capitalization;
•	Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;
•	Competition in our industry;
•	Changes in our loan portfolio and changes in the value of our securities and derivatives;
•	Customer losses or losses of other sources of revenues;
•	Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;
•	Our exposure to Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
•	The effectiveness of our risk management policies;
•	Our ability to successfully integrate acquired or merged businesses;
•	Adverse legal or regulatory disputes or proceedings;
•	Environmental damage and climate change and effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and
•	Other risk factors as set forth under “Item 3D. Risk Factors.”

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

Effect of Rounding

Certain amounts and percentages included in this annual report, including in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the consolidated financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

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

About our financial Information

The reference date for the quantitative information for balances found in this annual report is as of December 31, 2023 and the reference date for results is the year ended December 31, 2023, except where otherwise indicated.

Our fiscal year ends on December 31 and, in this annual report, any reference to any specific fiscal year is to the twelve-month period ended on December 31 of that year.

The accounting principles and standards adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee ("Comitê de Pronunciamentos Contábeis") or CPC which started issuing standards in 2007, and by the Federal Accounting Council (“Conselho Federal de Contabilidade”) or CFC. In the case of companies subject to regulation by the Central Bank, such as us, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN,which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, CVM and other regulatory bodies, such as SUSEP and the Central Bank, provide additional industry-specific guidelines.

The CMN establishes that financial institutions must present consolidated financial statements in accordance with the International Financial Reporting Standards, issued by the International Accounting Standards Board IASB, currently described as “IFRS Accounting Standards” by the IFRS Foundation.

Our consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with IFRS Accounting Standards. Unless otherwise stated all consolidated financial information related to the years ended December 31, 2023, 2022 and 2021 included in this annual report was prepared in accordance with IFRS Accounting Standards as issued by IASB.

Our books and records are maintained in Brazilian reais, the official currency in Brazil and we use BRGAAP for our reports to Brazilian stockholders and calculation of payments of dividends.

For further information about the main differences between our management reporting systems and the consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the IASB see “Note 30 – Segment Information” to our consolidated financial statements.

Our consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 were by PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, independent registered public accounting firm, as stated in its audit report contained in this Form 20-F.

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

Summary of Risk Factors

Macroeconomic and Geopolitical Risks

•	Changes in macroeconomic and geopolitical conditions may adversely affect us.
•	Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.
•	The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.
•	Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.
•	Political instability in Brazil may adversely affect us.
•	Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.
•	Any downgrading of Brazil’s credit rating may adversely affect us.

Communicable Diseases

•	The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our shares.

Regulatory, Compliance and Legal

•	We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	Changes in applicable law or regulations may have a material adverse effect on our business.
•	Increases in compulsory deposit requirements may have a material adverse effect on us.

•	Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.
•	Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.
•	We are subject to financial and reputational risks arising from legal and regulatory proceedings.

Market

•	The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.
•	Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio.

Credit

•	Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.
•	Default by other financial institutions may adversely affect the financial markets in general and us.
•	Exposure to Brazilian government debt could have a material adverse effect on us.
•	We may incur losses associated with counterparty exposure risks.

Liquidity

•	We face risks relating to liquidity of our capital resources.
•	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.
•	A downgrade of our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements

Business Operations

•	A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.
•	As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.
•	Failure to protect personal information could adversely affect us.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.
•	The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.
•	We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.
•	We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units.

Strategy

•	The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.
•	Our controlling stockholder has the ability to direct our business.

Management and Financial Reporting

•	Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.
•	Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Competition

•	The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.
•	We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

Reputational Risk

•	Damage to our reputation could harm our business and outlook.

Concentration Risk

•	We face risks related to market concentration.

Environmental, Social and Climate Change Risks

•	We may incur financial and reputational losses as a result of environmental and social risks.
•	Climate change may have adverse effects on our business and financial condition.

Risk Factors for ADS Holders

•	Holders of our shares and ADSs may not receive any dividends.
•	The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.
•	The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.
•	Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.
•	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.
•	The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries.

Macroeconomic and Geopolitical Risks

Changes in macroeconomic and geopolitical conditions may adversely affect us.

Our operations are affected by changes in macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations.

In Brazil, the demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP increased by 4.8%, 3.0% and 2.9% in 2021, 2022 and 2023, respectively. For 2024, we expect that the GDP will increase by 2.3%. In addition, the unemployment rate has decreased throughout 2023 and reached 8.0% at the end of the year (compared to 8.5% in 2022 and 11.6% in 2021). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet their financial and contractual obligations.

In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the U.S., the North Atlantic Treaty Organization, or NATO”, the European Union and the United Kingdom (“U.K”) resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have further negative impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients’ ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. Escalation of other geopolitical issues, such as the conflict between Israel and Hamas, heightened tensions between Israel and some Arab countries, and/or enhanced geopolitical disputes between China and the U.S. could lead to constraints in commodity supply, causing a widespread rise in energy and food prices. Tighter monetary policies and financial conditions could impact economic growth. Higher interest rates in developed economies could also result in a reversal of capital flows to these countries, leading to the depreciation of the real, acceleration of inflation expectations and increase of domestic interest rates.

In addition, any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All of these events could cause a material adverse effect on our business, results of operations and financial condition.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the U.S, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers, like us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crisis in the European Union, the U.S. and emerging market countries may diminish investor interest in securities of Brazilian issuers, including us. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets, like us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

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

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary, restrictions on selected imports, and foreign exchange policies. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	interest rates;
•	reserve and capital requirements;
•	liquidity of capital, financial and credit markets;
•	general economic growth, inflation and currency fluctuations;
•	tax and regulatory policies;
•	restrictions on remittances abroad and other exchange controls;
•	increase in unemployment rates, decreases in wage and income levels;
•	other factors that influence our customers’ ability to meet their obligations with us; and
•	other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation may have significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded deflation of 3.2% in 2023, inflation of 5.5% in 2022 and inflation of 17.8% in 2021. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 4.6% in 2023, 5.8% in 2022 and 10.1% in 2021. While inflation has clear negative impacts on household´s real income and ability to meet financial commitments, fighting inflationary pressures is not costless, Specifically, measures to combat high inflation rates include a tightening of monetary policies, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

In Brazil, the Central Bank’s Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM adjusts the official base interest rates to meet the economic goals established by the Brazilian government´s National Monetary Council. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in August 2022, where it remained until July 2023. In August 2023, the COPOM started easing interest rates and decreased the SELIC rate in 50 basis points, to 13.25%. At subsequent meetings it maintained this pace, and the SELIC rate reached 11.75% in December 2023 and 10.75% in March 2024.

The rise in inflation in several developed economies has led the authorities of these countries to begin reversing the strongly stimulative policies implemented during the COVID-19 pandemic. The U.S. Federal Reserve, or Fed, increased interest rates from 0.08% in 2021 to 4.33% in 2022 and to 5.38% in 2023. Monetary tightening, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, has contributed to lower inflation rates for both goods and services. The central banks of developed markets should start easing interest rates in 2024. However, resilient activity and services inflation are likely to lead the Fed to cut rates only once this year, in December.

In the international scenario, inflation reached record highs in 2021 and 2022. In the U.S., the Consumer Price Index, or CPI, rose by 7.0% in 2021, 6.5% in 2022 and 3.4% in 2023. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, reached 5.0% in 2021, 9.2% in 2022, and 2.9% in 2023.

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

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightening volatility of securities issued by Brazilian companies, including the trading price of our shares and ADSs.

Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. Uncertainties derived from these events have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours.

In October 2022, Brazil held elections for President, senators, federal legislators, state governors, state legislators and former President Luiz Inácio Lula da Silva was elected, representing distinctly opposing political ideologies as compared to those of the previous president Jair Bolsonaro. Political bipolarization between the left and right wings tends to enhance political instability, which could adversely affect the economy and therefore us.

In 2022, the Brazilian Congress enacted the transition constitutional amendment (“Transition PEC”) upon the election of the President Luiz Inácio Lula da Silva and transition to the newly elected government. The Transition PEC implied a significant increase in public spending in 2023, which, along with the settlement of court-ordered payments being fully classified as primary expenditures, resulted in a primary budget deficit of 2.3% of the GDP in 2023, compared with a surplus equivalent to 1.2% of GDP in 2022.

The Brazilian government has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies will be adopted or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

In August 2023, a new fiscal framework was approved by the Brazilian Congress. The approval and implementation of measures to rebuild government revenues will be key for the success of the fiscal framework and for the promised convergence of the primary budget result. We expect primary budget deficit of 0.6% of GDP in 2024 and 0.9% in 2025. The gross debt increased from 71.7% of GDP in 2022 to 74.4% in 2023, and we expect that it will increase to 77.2% and 80.6% in 2024 and 2025, respectively. For further information on Brazil’s economic performance and key indicators, see “ Item 5. Operating and Financial Review and Prospects – Brazilian Context.”

Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter, as well as the government's willingness to limit expenses, may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our shares and ADSs.

Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations.

Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.

The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini- devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.

In 2021, the Brazilian real depreciated by 7.4% against the U.S. dollar and on December 31, 2021, the real/U.S. dollar selling exchange rate was R$5.5805 per US$1.00. In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/U.S. dollar selling exchange rate was R$5.2177 per US$1.00. As of December 31, 2023, the real appreciated against the U.S. dollar, with the exchange rate reaching R$4.8413 per US$1.00.

We cannot assure you that the real will not significantly appreciate or depreciate in relation to the U.S. dollar and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs. Appreciation could impair competitiveness and affect the creditworthiness of firms in exporting sectors.

Communicable Diseases

The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our shares

The COVID-19 pandemic and governmental responses thereto had a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

In Brazil, the stock market experienced automatic suspensions, known as “circuit-breakers,” as a result of significant volatility in stock trading caused by investors’ reactions to the uncertainty related to the COVID-19 pandemic in the global economy and the recessionary effect on the Brazilian economy. The B3 Index (IBOVESPA) dropped by 36.9% from January 1, 2020, to March 31, 2020, following the sharp drop in international equity markets. The trading piece of our shares was also adversely affected.

Measures that may be taken by governmental authorities worldwide, including in Brazil, to stabilize markets and support economic growth in the case of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. These measures may have adverse macroeconomic effects and negatively influence the behavior of the consumer market and the population in general.

The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. In addition, the effects of the outbreak may exacerbate the effects of the other risk factors disclosed in this section of this annual report, including potential effects on the price and performance of our shares.

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

We also have operations outside of Brazil, including, but not limited to, Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the U.S and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

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

In addition, certain tax laws may be subject to controversial interpretations. If the tax authorities interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. For instance, in February 2023 the Federal Supreme Court (Supremo Tribunal Federal) ruled that a final and unappealable decision on a tax matter that currently applies to the legal entity may lose its effects when there is a contrary judgment by the STF. This ruling may negatively impact taxpayers in general, including us, as it may lead to the obligation to pay for taxes that were not originally due.

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

As part of the ordinary course of our business, we face risks of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax proceedings, that could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter. Accordingly, lawsuits and regulatory enforcement actions have resulted and will likely continue to result in judgments, settlement orders, penalties and fines that could have a material adverse effect on us.

For example, as described in note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. While the Superior Court of Justice (Superior Tribunal de Justiça) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (Supremo Tribunal Federal), or STF has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representatives of banks and holders of savings accounts entered into a settlement agreement, but the low adherence to the agreement and the possible unfavorable judgment by the Supreme Court of Brazil may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on our financial condition. In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially adversely affected.

Market

The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses

In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units, but we cannot guarantee that such use of derivatives will be sufficient to protect us against the aforementioned risks.

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

Credit

Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio

As of December 31, 2023, our loan portfolio without endorsements and guarantees was R$910.6 billion, compared to R$909.4 billion as of December 31, 2022. Our allowance for loan losses was R$50.9 billion, representing 5.6% of our total loan portfolio, as of December 31, 2023, compared to R$ 52.3 billion, representing 5.8% of our total loan portfolio, as of December 31, 2022. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate, risks related to changes in our business resulting from organic growth and mergers and acquisitions, expansion of our loan portfolio to new sectors and clients, particularly individuals and small and middle-market companies. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations.

For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. We cannot guarantee that our assessment will result in fully sufficient provisions for the risks we are exposed to.

In addition, our provisioning models depend on the veracity of the financial information available from the companies we grant loans to, accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them.

If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected.

Default by other financial institutions may adversely affect the financial markets in general and us

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

Exposure to Brazilian government debt could have a material adverse effect on us

Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2023, approximately 20.5% of all our assets and 57.8% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.

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

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adversemarket conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. These events increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

A downgrade of our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements

Our ability to raise funds and the costs of such financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our creditworthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. Additionally, a downgrade of our credit ratings may trigger certain obligations or requirements under our financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations.

Business Operations

A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. The contingency plans we have in place may not be sufficient to prevent our ability to conduct business from being adversely impacted by failures in the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage.

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

The adoption of Artificial Intelligence (AI) presents both significant challenges and opportunities. Compliance with personal data regulations and specific AI regulations is essential, as risks related to privacy, data security, and potential algorithmic biases are significant in these technologies. On the other hand, the potential for disruptive innovations through the use of AI is undeniable, as it can optimize operations, personalize customer services, and increase efficiency, bringing significant competitive advantages. Public perception and acceptance of AI, along with potential impacts on reputation stemming from technology failures, highlight the importance of robust risk and data management and the adoption of ethical, transparent, and responsible AI practices.

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

Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law, or Law No. 13,709/2018 ("Lei Geral de Proteção de Dados"), or LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the data subjects from improper use of their data.

In addition, pursuant to the LGPD, we may be required to report incidents related to cybersecurity issues, incidents where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continue to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach.

Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside the organization, and (v) cyber-attacks causing systems degradation or service unavailability that may result in business losses.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

For example, in 2020, SolarWinds Inc., one of our third-party software services providers, was subject to a data security incident. In 2021, we detected the Log4J vulnerability which allowed remote code execution, with the inclusion of untrusted data (malicious) in the message recorded in an affected version of Apache Log4j, affecting large amounts of systems worldwide. Other examples include Spring4Shell (2022), a critical vulnerability in the Spring Java framework, and an Atlassian Confluence zero day in 2023 referenced as CVE-2023-22515. Our studies have concluded that these incidents have had no material adverse impact to us. We cannot assure that similar incidents may occur to other services providers or other relevant vulnerability might be identified, since the entire providers and technologies landscape and the inherent risk of the technology exposes us to cyber threats on a daily basis.

A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners.

There are also requirements related to the information security process that we are required to comply with, such as the Brazilian Data Protection Law - Law No. 13,709/18 ("Lei Geral de Proteção de Dados"), or LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021, the SUSEP Circular No.638/2021,the new rules adopted by the SEC in 2023 on cybersecurity risk management, strategy, governance and incident disclosure, among others rules and regulations. Noncompliance with these rules and regulations could subject us to penalties and fines.

While we continue monitoring cyber risks related controls to ensure its effectiveness, failures in our cybersecurity systems or our failure to prevent or identify cyber-attacks may materially adversely affect our operating results and financial condition.

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

We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation mainly Brazilian Law No. 12,846/2013 – ("Lei Anticorrupção Brasileira"), or the Brazilian Anticorruption Law, require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See “Item 4B. Business Overview — Supervision and Regulation” for further details. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

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

We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand;
•	more restrictive or inconsistent government and local central banks’ regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and
•	difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently

As we expand, these and additional markets risks could be more significant and have the potential to have an adverse impact on us.

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

Our controlling stockholder has the ability to direct our business

As of December 31, 2023, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.

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

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models for credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

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

The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory framework and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements.

Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore,the use of digital channels has risen steadily over the past few years and is changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not able to successfully compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. The increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.

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

As we have a significant market share in the Brazilian banking market in case of allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of our gross revenues and divestiture of assets. Additionally, we are subject to the antitrust legislation of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future.

Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report.

Reputational Risk

Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders investors, regulators, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We can also be subject to step-in risk, which occurs when financial institutions need to provide financial support or intervene in the operations of companies outside the Itaú Unibanco Group in times of financial distress to avoid legal, operational or reputation issues for the institution. This specific risk is monitored quarterly and reported to our regulators in Brazil. Moreover, we cannot assure you that our individual employees will comply at all times with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. We also cannot assure you that our employees will not associate themselves with political parties nor engage in political agendas. Any deviations in behavior such as inappropriate practices and improper use of information may adversely affect our reputation.

In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived to be unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions and consequences.

Concentration Risk

We face risks related to market concentration.

Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, emerging risks associated with climate, social issues  and the environmental matters, among other factors.

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

Environmental, Social and Climate Change Risks

We may incur financial and reputational losses as a result of environmental and social risks.

We, as a financial institution, are subject to environmental and social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents which may result in regulatory penalties or sanctions. We can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and slavery), which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Central Bank determines that banks must add social and environmental aspects within the scope of an integrated risk management framework, pursuant to Resolution No. 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses.

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

On March 6, 2024, the SEC adopted final rules requiring significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks (the “SEC Climate Rules”). A large number of petitions that seek judicial review of the SEC Climate Rules have been filed. On April 4, 2024, the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit. Assuming that the SEC Climate Rules are ultimately upheld in their present form, our legal, accounting, and other compliance expenses may be affected by the SEC Climate Rules, and compliance efforts may divert management time and attention. We may also be exposed to legal or regulatory action or claims as a result of these new regulations. Although we are still in the process of assessing the scope and impact of these rules given how recently they were adopted and the subsequent legal challenges, some of these risks could have an adverse effect on our business, financial condition, results of operations and the prices of our securities.

Risk Factors for ADS Holders

Holders of our shares and ADSs may not receive any dividends

According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS Accounting Standards as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition.

For further information see “Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends,” “Item 8A. Consolidated Statements and Other Financial Information - Shareholders’ Payment” and “Item 4B. Business Overview - Capital Adequacy and Leverage - Basel III Framework - Implementation of Basel III in Brazil” and “Note 19 – Stockholders’ Equity” to our consolidated financial statements.

For further details about CMN’s capital requirements and dividends and interest on capital see “Note 2 - Significant Accounting Polices - d) Summary of main accounting practices - XVII - Dividends and interest on capital” and “Note 19 – Stockholders’ Equity” to our consolidated financial statements.

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

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank, either as (i) a Foreign Direct Investment, subject to Law No. 14,286/21 and Central Bank Resolution No. 278,  which will require the reporting of the transaction to the Central Bank through the Information Reporting System of Foreign Direct Investment (SCE-IED), if the transaction equals or exceeds US$ 100,000.00, or (ii) as a Foreign Investment in Portfolio, subject to CMN Resolution No. 4,373/14, which requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio Investments (RDE – Portfolio), regardless of the transaction amount. The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. SCE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and taxes may be due on these exchange rate transactions.

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

Investor information can be found on our website at /www.itau.com.br/relacoes-com-investidores. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained on our website or on any website mentioned in this annual report or any website directly or indirectly linked to these websites is not incorporated by reference in, and shall not be considered a part of, this annual report and you should not be relied upon. Our agent for service of process in the U.S is the general manager of our Miami branch, which is located at 200 South Biscayne Boulevard, Floor 22, Miami, FL – 33131.

Our history began in 1924, when a retail company called Casa Moreira Salles, founded by João Moreira Salles in Poços de Caldas, state of Minas Gerais, Brazil, obtained a banking license in 1924 from the Brazilian government to operate in the banking sector as a correspondent bank (“correspondente bancário”) for the leading banks in the state of Minas Gerais. This entity later became União de Bancos Brasileiros, or Unibanco, which operated as a retail, wholesale, insurance, and investment bank for over 70 years, with operations in Brazil and abroad.

Two decades later, in 1943, members of the Egydio de Souza Aranha family founded Banco Central de Crédito S.A., with its first branch in the city of São Paulo, which later became Banco Itaú S.A, or Itaú, which, by the time of the merger with Unibanco, was the second-largest bank in Brazil in terms of total assets.

In 2008, Itaú and Unibanco became Itaú Unibanco Holding, as a result of the largest merger in Brazil’s history in terms of asset value. The partnership between Itaú and Unibanco meant the union of complementary mentalities, two ground-breaking banks in the use of technology and leaders of the sector in Brazil. This merger resulted in, at the time, the largest private financial conglomerate in the Southern hemisphere and one of the 20 largest banks in the world as measured by total assets. In 2023, we began our centennial celebrations by advancing our brand and unveiling a fresh institutional positioning concept called Feito de Futuro (Made of the Future). As of December 31, 2023, we were the largest private sector bank in Brazil and one of the largest financial institutions in Latin America.

In addition, throughout our history, we have also committed to social transformation and advancing culture and education, through Fundação Itaú, or Itaú Foundation. During 2023, Itaú Cultural, Itaú Social and Itaú Educação e Trabalho, part of the Itaú Foundation, continued to develop their core activities.

Itaú Social whose focus is to develop, implement and share solutions to contribute to the development of public education in Brazil, completed 30 years of history.

Itaú Cultural carried out activities that included exhibitions, music and theater shows, activities for children, as well as research, content development and contacting Brazilian artists to promote art and culture.

Itaú Educação e Trabalho, through its projects, continued to expand and strengthen public policies for professional and technological education. Some of its initiatives consist of technical support to the Brazilian government, development of methodologies for educational purposes, and study and research.

Our Material Acquisitions

Avenue

On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the controlling interest of Avenue Holding Cayman Ltd, or Avenue.

The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue

TOTVS Techfin

On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023.

The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution  to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million.

In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals.

Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.

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

This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.

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

This acquisition will be implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which occurred on May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which occured on March 28, 2024, we acquired the remaining stake in Zup's capital, becoming its sole shareholder.

XP Inc.

On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.’s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders’ agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.’s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital.

In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.’s capital stock.

In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.’s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc.

XPart was later merged with XP Inc. As a result of the merger, XPart’s controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart’s shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger.

Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022.

During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc’s capital stock.

Orbia

According to the announcement to the market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% equity interest in the capital stock of Rede Agro Fidelidade e Intermediação S.A. (“Orbia”), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda.also have equity interests. This transaction was completed on April 28, 2023.

Banco Itaú Argentina S.A.

After meeting certain precedent conditions set forth in the agreement and obtaining the required regulatory authorizations in Argentina, we sold of all its shares held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A., or Macro. On closing of the transaction, we received from Macro the amount of US$50 million through its subsidiary.

The transaction was completed on November 3, 2023 and the non-recurring impact of this transaction was recorded in our income statement for the third quarter of 2023, with a negative impact of R$1,211 million.

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

For further details about our interest in Porto Seguro S.A., see “Item 4B. Business Overview — Insurance.”

The following table sets forth the breakdown of our net operating revenue for each of our business segments:

	For the year ended December 31,
	2023	2022	2021
	( In millions of R$)
Retail Business	96,595	90,509	75,443
Wholesale Business	54,631	49,229	38,228
Activities with the Market and Corporations	5,572	2,983	11,930

For further information on the revenues of each of our business segments, see “Note 30 — Segment Information” to our consolidated financial statements included elsewhere in this annual report.

Moreover, we carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe, and Asia. Our international presence generates synergies in foreign trade finance, placement of Eurobonds and offering of more sophisticated financial transactions to our clients.

Retail Business

The Retail Business division represents a cornerstone of our business, providing a specialized service framework to consumer clients across Brazil. We boast a comprehensive and varied array of products and services designed to meet our clients’ diverse needs, encompassing credit products, mortgages, investments, insurance, payment solutions, and a suite of additional banking services.

This division has been a significant contributor to bank’s annual revenue, representing 61.6% in 2023, 63.4% in 2022, and 60.1% in 2021.

The Retail Business is divided into two business units: (i) one that encompasses a suite of services tailored for individual clients, and (ii) another that specializes in meeting the diverse needs of small and medium enterprises, or (SMEs). Both offer various banking products that match the needs of each of our clients.

Retail Business for Individual Clients

Based on the customer profile, we have strategically divided our Retail Business for Individual Clients, into three segments, so we can better understand our clients and help them with their financial needs. Those segments are: Itaú, which serves mass clients, Itaú Uniclass, for mass-affluent customers, and Itaú Personnalité, our segment for affluent customers.

Itaú and Itaú Uniclass: banking for low (mass) and medium-(mass-affluent) income individuals

Itaú segment serves individuals with a monthly income of up to R$4,000. Meanwhile, Itaú Uniclass is designed for clients with monthly incomes between R$4,000 and R$15,000. Itaú Uniclass clients enjoy a suite of specialized services, including investment and insurance consults, priority access to tellers, and tailored credit solutions with highercredit lines. They also benefit from the Minhas Vantagens relationship program, and the expertise of dedicated relationship managers who hold ANBIMA certification. Furthermore, Itaú Uniclass provides a “digital branch” platform, where relationship managers offer remote assistance through various communication channels (phone, e-mail, SMS, videoconference, chat and even WhatsApp) from 9 a.m. to 6 p.m. on business days, at no additional cost.

In recent years, we have been working on enhancing customer experience and updating the value proposition of our businesses. We believe that, to maintain our competitive edge, we need to boost our “Phygital” approach, which means the capacity to serve our clients as they like, using their preferred channel, and our “Omnichannel” approach, which means a higher level of integration among our channels enabling us to offer better services and products to our clients.

We have used our Phygital and Omnichannel methods to implement “Online to Offline” (or O2O) capabilities, which connect the digital and the physical worlds in both directions, generating leads and sales, and increasing consumer satisfaction.

Our customers have already acknowledged these enhancements, as evidenced by our satisfaction ratings (i.e., Net Promoter Score, or NPS). Itaú Uniclass reached a NPS of 71 points and our Mobile App, which accounts for 29.3% of our revenues in 2023, attained a NPS of 79 points on December 31, 2023.

Itaú Personnalité (banking services and products for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments over R$250,000.

Itaú Personnalité focuses on providing (i) exclusive financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 232 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail business network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.

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

In recent years, we have undergone a significant transformation and launched a new brand, completely repositioning ourselves in the high-income market segment, resulting in a 13-point increase in NPS as of December 31, 2023.

According to the Central Bank, as of December 31, 2023, our Retail Business segment reached a market share of 11.8% based on total outstanding loan balance in reais. As of December 31, 2023, we are ranked the first largest privately-owned bank in this segment in Brazil. Also according to the Central Bank and publicly available information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil).

Itaú Empresas (Micro and Small Companies)

To meet and fulfill the financial needs of our corporate customers, we provide a broad range of solutions, including cash management, merchant acquirer, credit facilities, investments, foreign exchange services and insurance, as well as financial advice to:

•	Micro businesses: customer base consisting of companies with annual revenues of up to R$20 million, served by 3,420 relationship managers in 2,043 bank branches, and 321 enterprise hubs as of December 31, 2023; and
•	Small businesses: customer base consisting of companies with annual revenues of up to R$50 million, served by 376 relationship managers in 76 enterprise hubs as of December 31, 2023.

Products and Services

Our main products and services to the Retail Business segment are: (i) credit cards, (ii) payroll deducted loans, (iii) mortgage, (iv) merchant acquisition, (v) private pension plans, (vi) vehicle financing, (vii) insurance, (viii) premium bonds, (ix) consórcios products, (x) microcredit, and (xi) public sector group.

Credit Cards

We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 26.6% in the fourth quarter of 2023, according to ABECS. Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also from annual fees and other service fees.

The relationship with our clients is carried out through our proprietary segments and partnerships with major retailers, tech companies and airlines established in Brazil. Our credit card operations are divided into three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships. We offer a range of credit and debit cards to account and non-account holders. Our purpose is to provide the best experience to our customers and customer satisfaction is one of our top priorities. Our credit card division is dedicated to developing the best payment solutions for our clients, new products and new digital services, while managing profitability and the credit quality of our portfolio.

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

Account Holder Credit Cards

The Account Holders segment of our credit card operations (which relates to cardholders who have accounts at Itaú) was the focus of our portfolio growth. We grew 13% of the purchase volume in 2023 when compared to 2022 through client journey innovation in our app – which is now simpler and advertises - products and services in an easier way.

Non-Account Holder Credit Cards

In the Non-Account Holders segment, we focused on increasing the participation of higher-income and lower-risk clients in our credit card portfolio.

Airline Cobranded Credit Card

In our airline cobranded cards segment, the purchase volume increased by 37.2% in 2023 when compared to 2022. In this specific portfolio, the purchase volume of our higher-income clients (holders of Platinum, Black and Infinite credit cards) increased by 59% during the same period.

Retail Partnerships Credit Cards

We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio Pão de Açúcar and Assaí.

To add value to the retailers’ ecosystem we launched Mastercard Black Pão de Açúcar, a premium credit card, offering cashback to be used in Pão de Açúcar´s point of sales, a Brazilian supermarket chain. We also focused on improving our clients access to financial products and launched payroll deducted loans and Guarantee Fund for Employees, or FGTS (“Fundo de Garantia do Tempo de Serviço”), withdrawals at Assaí’s stores a self-service wholesale company.

In our partnership with Magazine Luiza, we focused on increasing the participation of lower-risk clients in our credit card portfolio. For new clients, the average spending increased 13% when compared to 2022 while the payment default decreased by 90 basis points in the same period.

According to the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or ABECS, we are the leaders in terms of transaction purchase volume of cards in Brazil, with a 26.6% market share in December 2023. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original.

Payroll Deducted Loans

In Brazil, a payroll deducted loan is a specific type of loan entered into by employees who receive wages from private and public companies or pensioners benefiting from the Brazilian social security system, as borrowers, and banks, as lenders. Such loan requires fixed monthly installments to be deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender.

There is also a new category of loan based on the FGTS, a pecuniary fund composed of mandatory deposits by the employer in a restricted bank account of the employee. Since 2020, workers can annually withdraw a portion of funds deposited in this account (as opposed to only under special circumstances, such as unemployment), creating a market for the early withdrawal of the funds. We turned the early withdrawal into a new type of loan, which has nearly zero default rates, advancing employees’ receivables and contributing to the diversification of our payroll loan portfolio.

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

According to the Central Bank, as of December 31, 2023, our market share in terms of payroll deducted loans represented 11.7%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil).

Mortgage Loans

Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2023, we had R$114.911 million in outstanding real estate loans. Revenue from our mortgage loans operations is mostly generated by origination fees, yield spread premiums, discount points, closing costs, mortgage-backed securities, and loan servicing.. This is in line with our strategy to migrate to lower-risk portfolios. We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and development companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar, Credimorar, HTD and others. Our real estate financing services are tailored to our clients' needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than 1.5 hours for mortgages up to R$2.0 million. Moreover, our mortgage simulator is included in the websites of partner real estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. In 2023, we entered into 53 thousand mortgage agreements with individuals, in an aggregate amount of R$ 23 billion during the year. Also in 2023, our mortgage portfolio had an average loan to value or  LTV, which is calculated as the loan balance amount divided by the real property appraised value of 42%, compared to 46% in 2022. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 132 new real estate units during 2023, in an aggregate amount of R$8.1 billion.

According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or ABECIP, from January 1 to December 31, 2023, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 18.5% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.

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

In 2023, we processed credit and debit card transactions in the aggregate amount of R$ 858.4 billion, representing an increase of 17.5% compared to 2022.We are one of the leading companies in the Brazilian market in volume of credit and debit cards transacted. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2023, 2022 and 2021:

	Financial Volumes
	(In Billions of R$)
	2023	2022	2021
Credit Card	570.3	477.1	385.5
Debit Card	288.1	253.7	234.5
Total	858.4	730.8	620.0

According to ABECS, in the nine-month period ended December 31, 2023, we were the first largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 23.0%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.

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

According to the FENAPREVI, contributions to our private pension plans reached R$27.4 billion in 2023, an increase of R$ 8.1 billion when compared to 2022. Still according to FENAPREVI, as of December 2023, our balance of provisions represented 19.4% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering plans of individuals, our market share reached 18.8%, positioning us as the third largest private bank in terms of balance of provisions. Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market.

Vehicle Financing

We offer our customers who are individuals and car dealers’ different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements.

To strengthen our relationship with car dealers, we developed the Speed Program, which is a loyalty program for car dealership, and Floorplan, which is a line of credit for dealers to purchase new and used vehicles for their inventory.

We provide a 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment and electronic signatures, which enables customers to easily submit paperwork for a vehicle financing and to pay interest on financing agreements in less than one minute in almost 70% of the cases.

The Credline tool allows both our individual and corporate account holders to finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy.

In 2023, our end-to-end digital financing process in the Itaú super app continued to increase its relevance, becoming more representative than Itau branches at the end of the year. Our vehicle financing platform ended the year more modernized, with emphasis on the implementation of new credit, pricing and fraud prevention engines.

As of December 31, 2023, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$52.6 billion, a 3.4% increase as compared to December 31, 2022. In 2023, our new individual and corporate vehicle financing operations reached R$30.6 billion, a 1.2% increase when compared to 2022. The average vehicle financing term in 2023 was 44.4 months.

Our efficiency index reached the best historical level, reaching 34.8% at year end 2023, as compared to 2022. Our efficiency index is calculated by dividing administrative costs by the sum of bank products, insurance and tax expenses.

Since 2012, we have been reducing our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

According to the Central Bank, as of December 31, 2023, we were the third largest Brazilian bank in the vehicle financing to individuals, representing a market share of 11.5%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco.

Insurance

We, through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A. (“Itaú Corretora”), provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance. In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by customers, commissions received for distributing insurance from partner insurers and financial income.

Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues.

We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 18% by 2023 compared to 2022.

According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30% equity interest in Porto Seguro S.A., in 2023, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.3%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 11.1% in 2023. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds, or capitalization products, are products that generally require a client to make a one-time deposit or monthly fixed deposits that will be returned at the end of a designated term, with accrued interest. Ownership of premium bonds automatically qualifies a customer to participate in periodic drawings, each time with the opportunity to win a significant cash prize.Revenue from our premium bonds operations is mostly generated by customer deposits less provisions made, and financial income.

We, through our subsidiary Cia. Itaú de Capitalização S.A., currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits at the end of the term of the security and customer requests increased in 4.1% in 2023 when compared to 2022.

According to SUSEP, as of December 31, 2023, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 10.7%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market.

Consórcio Products

Consórcio is a collaborative finance product, where a group of individuals or/and legal entities participate in a group, formed with the purpose of allowing the members of the group to, on equal terms, acquire certain assets, such as vehicles, properties, or services through self-financing.

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

Revenues from consórcio product operations are mostly generated through management fees, which remains unchanged for each consorcio share throughout the term. This fee is charged to manage the resources, ensure financial health of the groups, manage bid offers and the use of credit for acquisition of vehicles, properties, or services. As administrators, Itaú Administradora and Fiat Administradora ensure that every group participating in the consórcio will have the right to buy the goods until the end of the group.

As the resources used by a participant in the acquisition of assets are its own, the management of a consórcio, carried out by Itaú Administradora and Fiat Administradora does not generate a risk of default or regulatory capital requirements for us.

Focusing on customer success and pursuant to Central Bank Resolution No. 285, issued on January 19, 2023, we improved our digital assistance to extraordinary general meeting and we created a new communication system and features for sales and B2B2C onboarding.

According to the Central Bank, as of  December 31, 2023, we had a market share of 6.6% in total consórcios services fees. Taking only banks into account, we are the third  largest provider of consórcios products in Brazil, in terms of fees collected. Our main competitors from the financial services under in the Brazilian Consórcios market are Bradesco Consórcios and BB Consórcios.

Microcredit

We offer a line of credit for individual entrepreneurs and self- employed people who want to expand and leverage their businesses. Credit is granted by specialists, who are constantly in touch with customers to evaluate their financial situation and understand their needs. Specifically, we target businesses with annual revenue of up to R$360 thousand.

Our customers are able to pay and manage their loan agreements using our mobile app, where they also have access to other financial products such as payments, wires and credit cards.

In 2023, we granted R$1.1 billion of loans, reaching more than 185 thousand customers who benefited from our microcredit line. We are members of the National Guided and Productive Microcredit Program, or PNMPO, a program created by the Brazilian government to support and finance productive activities of entrepreneurs such as beauty services, clothing stores and restaurants.

Public Sector Group

The Public Sector Group mandate entail business development with the Brazilian federal, state and municipal government, as well as selected state-owned companies. It provides a full array of financial services to government related entities, including tax collection product management, from regional offices across Brazil by a team of professionals proficient in the specifics of government banking.

The Public Sector Group’s product portfolio includes Payroll Services, Asset Management Products, foreign exchange, Payment Solutions and selected Credit Products to provide a full bank experience to our clientele. As of December 31, 2023, the Public Sector Group was responsible for managing more than 8,000 relationships in Brazil.

Wholesale Business

Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, large and ultra-large companies, which are companies with annual revenues equal or greater than R$50 million through the following divisions: (i) investment banking, through Itaú BBA, (ii) asset management, mostly through Itaú Asset Management, (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services through Itaú Corretora.

Our Wholesale Business segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions.

Our Wholesale Business segment accounted for 17%, 20%, and 20% of our revenue in the years ended December 31, 2021, 2022 and 2023, respectively. Revenue from our Wholesale Business segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, FX and Derivatives.

One of the main strategies of our Wholesale Business segment is to improve efficiency in our operations, reducing costs and increasing our revenues. Some of our initiative towards this goal includes: (i) agribusiness segment expansion and (ii) middle market expansion.

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

According to Dealogic Ltd., or Dealogic, and ANBIMA, as of December 31, 2023, Itaú BBA was the second largest investment bank in advisory of mergers and acquisitions and equity deals in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in debt capital markets transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.

Asset Management

We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos LTDA (“Kinea”), an alternative investments management company controlled by us. According to ANBIMA, as of December 31, 2023, Itaú Asset Management had R$878.6 billion in assets under management and recorded an increase of 505 basis points in terms of assets under management in 2023 as compared to 2022. As of December 31, 2023, Itaú Asset Management was the largest non-governmental owned asset manager in Brazil in terms of assets under management, representing a market share of 10.5%, according to ANBIMA, and our main competitors are Banco do Brasil, Bradesco and Santander.. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products.

As of December 31, 2023, Kinea held R$139.5 billion in managed assets, compared to R$73.7 billion held as of December 31, 2022, according to ANBIMA.

Investment Services

In our investment services division, we provide (i) custody and fiduciary services for investment funds, (ii) custody and representation services for non-resident investors, and (iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes in the Brazilian market. We also work as guarantor on project financings, and agent on escrow accounts and financing agreements. Revenue from our investment services division is mostly generated by basis points fees on our assets under service and banking fees on corporate solutions.

We provide the technological tools to each service on a daily basis and rely on compliance and contingency procedures to ensure a safe and reliable service to our clients, so they can direct the focus on their business management. Nevertheless, we continue to improve our technological platform and tools regarding securities services and investing in new solutions for our clients.

Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing over 1,000 corporate groups, that reached R$ 3.9 trillion of assets under service as of December 31, 2023.

According to ANBIMA, as of December 31, 2023, Itaú Unibanco (including Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda., or Intrag, which offers investment services to third party asset management firms) was the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$ 1.5 trillion, representing a market share of 17.6% and our main competitors are BB Asset Management, BTG Pactual and Caixa Econômica Federal. The same source also indicates that, as of December 31, 2023, we were the second largest player in the custody market in terms of total assets under custody with R$ 1.9 trillion, representing a market share of 17.6% and our main competitors are Bradesco and Banco do Brasil. As of December 31, 2023, we were the leader in the corporate solutions business, acting as agent and register provider to 218 companies listed on B3, which represents 58.6% of companies listed on that stock exchange and our main competitors are Bradesco and BTG Pactual. Moreover, we were the second largest transfer agent, with 543 debentures offerings in the Brazilian market, representing 29.7% of the debentures market in Brazil and our main competitors are Bradesco and Oliveira Trust.

Itaú Private Bank

Itaú Private Bank offers customized banking, investment and wealth management services and products to high-net-worth individuals and companies. With a full global wealth management platform, we are one of leaders in the private bank market in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisors and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our international offices located in the United States of America, Portugal, Switzerland, and the Bahamas. Revenue from our private banking operations is mostly generated by fund management fees, pension funds, performance fees, exchange operations and brokerage.

In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products.

As of December 31, 2023, we achieved a market share of 29.5% of private banking operations in Brazil, according to ANBIMA, an increase of 0.7% compared to December 31, 2022. Our main competitors are Bradesco, Santander and BTG Pactual, for Brazilian market, and UBS Securities LLC, JP Morgan and Citibank, for offshore market.

Itaú Corretora (Securities Brokerage)

Itaú Corretora de Valores S.A, or Itaú Corretora has been providing securities brokerage services since 1965. We provide retail brokerage services in Brazil to over 457 thousand clients with positions in the equity and fixed income markets, accounting for R$150.4 billion in trading volume in 2023. The brokerage services are also provided to international clients through our broker-dealer in New York.

According to DATAWISE, a system affiliated with the B3, we were the fourth provider of retail brokerage services in terms of by equity trading volume in 2023. Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.

International Operations

Through our internationalization strategy, we seek to understand different markets, business, products and services and to identify opportunities to integrate our units and to expand our operations to new countries. It is our aim to achieve, the same management quality and level of results we have in Brazil, in the other countries where we operate.

The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2023:

Countries	Branches & CSBs	ATMs	Employees
Chile	163	145	4,653
Colombia (1)	63	107	2,178
Paraguay	36	308	1,192
Uruguay (2)	23	67	1,242
(1)	Includes employees in Panama.
(2)	Does not include the 31 OCA S.A.,our credit card operator in Uruguay, points of services.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Chile, Paraguay and Uruguay. In these countries, we operate in the retail, small and middle-market companies, corporate and treasury segments, with commercial banking as our main focus. As a result of the merger between Banco Itaú Chile and CorpBanca, which reinforced our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities. In August 2023, we announced the sale of all our shares held in Banco Itaú Argentina S.A. Nonetheless, we continue to serve Argentine corporate clients and individuals in the wealth and private banking through our foreign units.

As of December 31, 2023 we had a network of 285 branches, including 16 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 67 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2023, we also had 31 points of service through OCA S.A., our credit card operator in Uruguay. For further information on our distribution network in Latin America, see “Distribution Channels”.

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began focused on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

On November 3, 2023, we sold all of our shares held in Banco Itaú Argentina S.A. and its subsidiaries to Macro. After the completion of this transaction, we continue to serve our Argentine corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units.

Banco Itaú Chile (formerly named Itaú CorpBanca)

In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: Itaú Corpbanca (“Itaú CorpBanca”, known as Banco Itaú Chile). On the same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca, which entitled us to appoint, together with the Corp Group Banking S.A, the former controlling stockholder of CorpBanca and the majority of the members of Itaú CorpBanca’s board of directors. In 2021, we increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itaú CorpBanca’s Shareholder’s Agreement, and the exercise of our subscription rights, arising from Itaú CorpBanca’s capital increase.

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. (“IUH”) received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United States (“Chapter 11”). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile’s total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares (“ADS”) corresponded to up to 34.38% of Banco Itaú Chile’s total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 (“Tender Offers”). After the settlement of the Tender Offers, which took place on July 13, 2023 (“Settlement Date”), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile’s total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. With the settlement of the tender offers, we held 66.69% of Banco Itaú Chile’s total capital stock, that later increased to 67.42% after additional acquisitions made on November, 2023.

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

Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium term strategy but to customers’ needs: (1) Wholesale Business: (a) Corporate, b) Large companies and c) Real Estate); (2) Retail Business (a) Itau Personal Bank, b) Itau, c) Itaú Private Bank, d) Midsize Companies, e) SMEs and f) Banco Condell, a Consumer Finance Division); and (3) Treasury. Itaú Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

According to the Comisión para el Mercado Financeiro, or CMF, as of December 31, 2023, our market share was 14.1% based on our total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 under the brand “Interbanco,” which was changed to Itaú Paraguay in 2010 after the merger between Itaú and Unibanco.

Banco Itaú Paraguay offers a wide variety of products and financial solutions to serve the needs of different customers segments such as small and middle market companies, agribusiness, large companies, institutions, and individuals. The high-performance levels of Banco Itaú Paraguay within the Paraguayan financial system are supported by the strong position held by the bank, leading several commercial segments with what we believe to be a robust generating capacity and a solid emphasis on risk management. All these factors allow the company to achieve high levels of performance and returns. In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market and supporting our business growth strategy. In recent years we set up three new enterprises in Paraguay, namely Itaú Invest, Itaú Asset Management and Itaú Insurances. In 2023 we also acquired Pont S. A., which enabled us to launch of two new products in Paraguay (i) a device and app named Pik (“PIK”), which enables the acceptance of payments with all credit or debit cards from all banks and financial institutions, allows for the opening of a bank account and will eventually accept QR code and wallet payments, and (ii) a marketplace named “Tienda Naranja”. Notwithstanding the fact that these companies are independent from Banco Itaú Paraguay, we offer support to them through our different operational structures and teams.

According to the Central Bank of Paraguay, as of December 31, 2023, we were the second largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 13.8%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, according to data from the Central Bank of Uruguay) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

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

In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital bank market; and (iii) 100% of AFISA, a Uruguayan Asset Management company.

According to the Central Bank of Uruguay, as of December 31, 2023, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 27.7%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.

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

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2023, 2022 and 2021. The following information is presented in IFRS as issued by IASB, after eliminations on consolidation.

	For the Year Ended December 31,			Variation
Revenues from operations in Brazil and abroad	2023	2022(3)	2021(3)	2023-2022		2022-2021
	(In millions of R$, except percentages)
Income related to financial operations (1,2)	255,962	203,770	144,514	52,192	25.6%	59,256	41.0%
Brazil	221,534	173,746	117,094	47,788	27.5%	56,652	48.4%
Abroad	34,428	30,024	27,420	4,404	14.7%	2,604	9.5%
Commissions and Banking Fees	45,731	44,566	42,324	1,165	2.6%	2,242	5.3%
Brazil	41,147	40,062	37,744	1,085	2.7%	2,318	6.1%
Abroad	4,584	4,504	4,580	80	1.8%	(76)	(1.7)%
Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses	6,613	5,407	5,354	1,206	22.3%	53	1.0%
Brazil	6,613	5,407	5,332	1,206	22.3%	75	1.4%
Abroad	-	-	22	-	-	22	(100.0)%

1)	Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.
2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.
3)	The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of September 30, 2023, there were 136 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,383 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of September 30, 2023, these three banks accounted for 35.1% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of September 30, 2023, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 31.3% of the banking system’s total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

		(In billions of R$)
Position	Banks of total assets (1)	Control Type	2023 (4)	% of Total
1st	ITAÚ	privately-owned	2,446.1	16.3
2nd	BB (2)	state-owned	2,227.2	14.9
3rd	CAIXA ECONÔMICA FEDERAL	state-owned	1,740.5	11.6
4th	BRADESCO	privately-owned	1,614.8	10.8
5th	SANTANDER	privately-owned	1,188.5	7.9
6th	BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL	state-owned	707.7	4.7
7th	BTG PACTUAL	privately-owned	510.8	3.4
8th	SAFRA	privately-owned	257.1	1.7
9th	CITIBANK	privately-owned	185.5	1.2
10th	BANCO COOPERATIVO SICREDI S.A.	privately-owned	173.5	1.2
n.a.	Others	n.a	3,909.4	262.0
	Total (3)		14,961.1	335.7

1)	Based on Banking Services, except insurance and pension funds.
2)	Includes the consolidation of 50.0% do Banco Votoratim S.A based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.
3)	Excludes Payments Institutions.
4)	Source: Central Bank (September 30, 2023)

In general, technology-driven competitors act in specific business lines such as credit cards (e.g Nubank), investment services (e.g XP Investimentos, BTG Pactual), acquiring services (e.g MercadoPago), banking services (e.g  BTG Pactual), among others. Although many of our non-traditional competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered.

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

Our network of 3,066 branches as of December 31, 2023, which includes physical and digital branches, distributes all of products and services in Brazil.

We also have our own ATMs and additional 24,169 machines via partnership with Technologia Bancaria S.A., or Tecban, (as of December 31, 2023), which are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 460 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Brazil	3,066	3,188	3,244	627	657	656	16,898	18,423	20,006
Abroad	272	362	399	18	29	36	627	993	1,068
Argentina	-	64	65	-	10	13	-	155	175
Chile	163	179	188	-	-	-	145	359	402
Colombia	60	69	93	3	5	11	107	103	121
Paraguay	27	28	29	9	9	8	308	308	308
Uruguay	17	17	19	6	5	4	67	68	62
Other	5	5	5	-	-	-	-	-	-
Total in Brazil and abroad	3,338	3,550	3,643	645	686	692	17,525	19,416	21,074

Digital Channels (internet and mobile banking)

Digital channels remain pivotal in Itaú’s ongoing transformation and digitalization efforts. In 2023, digital channels facilitated the opening of 2.9 million accounts, accounting for 52% of all new accounts. We witnessed growth in both the number of customers using these platforms and their engagement, with over 25.6 million customers accessing our services digitally with more than 386 million times monthly.

Digitization has markedly permeated daily transactions, with 98% of all transfers and payments at Itaú conducted digitally.

We continue to enhance the user experience by reinforcing our design principles, leveraging data analytics, and advancing our modernization initiatives. These efforts have resulted in a significant 17 point increase in our customer satisfaction index (likert). Additionally, in 2023, we enhanced our customers’ ability to choose their preferred interaction channels—be it digital or in-person. This improvement is evidenced by the 71 NPS points scored by our app in December 2023.

Moreover, our average time to implement changes aimed at improving digital channels was 3.2 days in 2023, allowing us to introduce better functionalities and deliver enhanced services to our customers. All these enhancements adhered to stringent quality standards.

Our Brand and Marketing Channels

In 2023, as we reached 99 years, we strengthened our purpose to encourage the transformative power of people. In this context, and to kick off our centennial celebrations, we underwent a rebranding of our masterbrand to pave the way for the next 100 years. We adopted orange as our primary color, rounded our shape, and adjusted the typography. We changed our logo to a warmer, more approachable, and friendlier design. We made these changes during a period of significant cultural and business transformation, aligned with the new chapter of our brand.

Three other important transformations for our brand also took place in 2023. In the first semester, Itaú Personnalité established itself in a new position in the market and changed to a new look, which was supported by significant changes to the service model, becoming more exclusive and customized to meet the needs of the high-income customers. In the second half of 2023, Itaú Uniclass strengthened its communication with customers to become a financial institution that encourages clients to pursue their goals, which reinforced our role in the medium-income segment. Finally, in the last weeks of 2023, we launched the new positioning of Itaú BBA to expand our brand’s flexibility and reinforce our position in the wholesale segment, acting as a versatile financial institution that extends beyond investment banking, addressing the commercial needs of companies.

In 2023, we were ranked the most valuable brand in South America, according to the international brand consultancy Brand Finance´s list of the 100 most valuable brands in Latin America, published in the Brand Finance - Latin America 500 2023 report.

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

We have implemented and set various strategies, practices, procedures, policies and goals based upon the ESG Commitments and we believe we have achieved consistent and positive results. We summarize some of the information relating to our ESG Commitments in this section. Our ESG Report 2023 and Integrated Annual Report 2023, collectively referred to as the “Reports,” are available on our website. The content of the Reports is not incorporated by reference into this annual report. Additionally, the statements contained in this section are not indicative of any future results.

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

Environmental

In 2019, we committed to deploy R$ 400 billion by 2025 by means of corporate loans retail ESG products, green, social, sustainable and sustainability-linked bonds to promote a sustainable, greener and more inclusive economy. Those funds have been and will continue to be used for (i) granting credit to companies in the renewable energy, sanitation, waste management, electric vehicles and solar panels industries and (ii) structuring ESG-linked transactions to our clients. As of December 31, 2023, Itaú Unibanco Group deployed R$ 355.9 billion of the R$400 billion. Additionally, our asset management branch, Itaú Asset Management, is committed to ESG investing. As of December 31, 2023, Itaú Asset Management had R$ 878.6 billion under management and 99.9% of all eligible assets(1) were assessed according to ESG company valuation model that estimate the financial impact of social and environmental issues for each investee company.. In 2017, we joined the working group for the implementation of the Task Force on Climate-Related Financial Disclosures, or TCFD, with recommendations for banks and, in 2021, we announced to the market our commitment to becoming a Net Zero Carbon bank by 2050. To this end, we intend to provide active and customized support to our customers in their transition to a low-carbon economy. Annually, we calculate and publish to the market our greenhouse gas emissions inventory, assured by a third party. Additionally, considering the relevance of financed emissions (which are carbon emissions arising from the financing we provide) in the environmental impact for financial institutions, we are following the development of the standardized methodology to improve the calculation of our financed emissions.

(1) Includes assets under management, except for currencies, commodities, derivatives, and ETFs.

Social

We have improved our diversity and inclusion indicators. As of December 31, 2023, 52.0% of our management positions in Brazil were held by women and 17.7% were held by black people as compared to 51.7% and 16.6% in 2022, respectively. Pay equity is one of the diversity topics in which we invested time and efforts, especially in recent years. We conduct ongoing studies that allow us to make adjustments whenever necessary, to ensure gender and racial pay equity in all its departments and at hierarchical levels by using the criteria set forth by Brazilian law that requires comparing staff who perform the same jobs and have the same level of seniority, length of time in a company, and workplace. Itaú Unibanco’s approach to monitor and report any wage gaps between its employees in terms of gender and race is fully based on Article 461 of the Brazilian Labor Code (CLT) and the Equal Pay and Compensation Criteria Law (Law No. 14,611/2023), sanctioned by the government last year. We are also committed to raising the awareness of our employees about human rights violations and the importance of building a respectful and healthy work environment. We monitor closely any violations reported within the Itaú Unibanco Group.

Furthermore, in 2023, we invested R$ 824.4 million in 1,472 projects related to the promotion of education, sports, culture, urban mobility, diversity and innovation.

Corporate Governance

We have enhanced the accountability of our senior management by strengthening the transparency of our business and financial reports in line with best market practices. We publish annually the Reports based on international reporting standards, such as the Sustainability Accounting Standards Board, or SASB, the TCFD and the Global Reporting Initiative, or GRI Standards. As such, we provide our stakeholders with access to important indicators and results of Itaú Unibanco Group pertaining to ESG. We continue to be part of several sustainability indices, such as the Dow Jones Sustainability World Index, or the DJSI, the Corporate Sustainability Index, or ISE, the Carbon Efficient Index, or ICO2 and both the Brazilian Stock Exchange and Bloomberg Gender Equality Index, or GEI.

Additionally, we have increased the senior management oversight of ESG-related topics and indicators by creating a specialized ESG committee. In 2020, we created the ESG Committee, composed by senior executives of the bank, to monitor the development of ESG projects, discuss ESG market trends and practices and enhance our ESG strategy.

Dependence on Patents, Licenses, Contracts and Processes

We own, in Brazil and abroad, a number of patents and patent applications related to methods for security code checking and a method that includes training of a machine learning engine for granting access to restricted area. We and our affiliates are not dependent on such patents to perform our activities.

Risk Management

Taking on and managing risks is one of our activities and, to this end, we must have well-established risk management objectives. In this context, the risk appetite defines the nature and level of acceptable risks to us and the risk culture guides the attitudes necessary to manage them.

We invest in robust risk management processes that are the basis for our strategic decisions to ensure the sustainability of the business and to maximize the creation of shareholder value. These processes are aligned with the guidelines of our Board of Directors and our Executives who, through collegiate, define the global objectives, expressed in goals and limits for the risk management business units. The control and capital management units, in turn, support our management by means of risk and capital monitoring and analysis processes.

The principles that provide the foundations of risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making are:

·	Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction and is therefore concerned with generating shared value for employees, customers for employees, customers, shareholders and society, ensuring the perpetuity of our business. We are concerned with doing business that is good for the client and for us.
·	Risk Culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks mitigate the risks in a conscious manner, respecting the way business is done in an ethical manner.
·	Risk pricing: we act and assume risks in businesses we know and understand, and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return.
·	Diversification: we have a low appetite for volatility in results and, for this reason, we operate in a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business.
·	Operational excellence: we want to be an agile bank, with a robust and stable infrastructure, in order to offer a high-quality service;
·	Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after reputation.

CMN Resolution 4,557, of February 23, 2017, (“CMN Resolution No. 4,557”), provides for the structure of risk and capital management framework. CMN Resolution No. 4,557 highlights the implementation of a continuous and integrated risk integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress test program, the constitution of a Risk Committee and the appointment, before the Central Bank, of the Risk Management Officer (CRO), with the attribution of roles responsibilities and independence requirements.

Risk Management Overview

Risk appetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value.

The policy is drawn up and approved by the Board of Directors

Risk Appetite Statement

" We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth , with low volatility through long-term relationships with our clients, correct risk pricing diversified sources of funding and proper use of capital."

Discussed and reported on a regular basis to the executive levels, the BD and the Audit Committee

Where is Risk Appetite inserted?

Risk Appetite
Global Limits
Specific Limits
Competencies and Policies
Board of Directors
Executive Level

Each Uis has its Risks Appetite Statement and Framework

Holding risk Appetite
Holding Metrics
IUs Metrics

6 dimensions that underpin our risk management structure

Capitalization
Establishes that we must have enough capital to protect us from a stress event without adjusting our capital structure.

Liquidity
Establishes that our liquidity should weather long periods of stress.

Credit, Market and Business
Establishes concentration limits, foster the diversification of revenues in the search to ensure low volatility in our results and the sustainability of our business.

Operational risk
Centered on controlling operational risk events that could have an adverse impact on our strategy.

Reputation
Deals with risks that could impact our brand value and reputation.

Clients
Addresses risks that might compromise customers experience and satisfaction.

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

Governance and organizational structure

Governance and organizational structure

Board of Directors
Risk and Capital Management Committee (CGRC)
Audit Committee
Executive Committee
(1)
Superior Commission for Corporate Investment (CSIS)
Superior Commission for Market Risk and Liquidity (CSMRL)
Superior Opertional Risk Commission (CSRO)
Superior Products Commission (CSP)
Superior Credit Committee (CSC)
Superior Retail Credit and Collection Commission (CSCCV)
Superior Wholesale Credit and Collection Commission (CSCCA)
Superior Committee for the Prevention of Money Laundering (CSPLD)
Asset Liability Capital Committee (ALCCO)
(2)
International Unit Risk Committee (CRUI-R)
Technical Commission for Market Model Evaluation (CTAM)

(1) Chaired by the CEO of Itaú Unibanco Holding
(2) Chaired by the CRO of Itaú Unibanco Holding

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

Our risk management committees are structured as follows:

Risk & Capital Management Committee (CGRC)

The CGRC it’s the board committee responsible for duties related to our risk and capital management. It meets at least, four times per year and submits reports and recommendations to assist our board of directors with respect to the resolution of certain matters including:

•	Decisions regarding our risk appetite in terms of capital, liquidity, composition of results, operational risk, reputation and customer dimension, ensuring these aspects are in alignment with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand (e.g., brand risk).
•	Supervision of our risk management and control activities to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements;
•	Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur;
•	Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance;
•	Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and
•	Fostering improvement in our risk culture.

Superiors Comissions:

The superiors comissions supports the executive committee in management. The main committees are detailed below:

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

Superior Committee on Prevention of Money Laundering (CSPLD)

The CSPLD meets on demand, and its purpose is to analyze and deliberate on claims involving the opening and/or maintenance of transfers and other services and operations (M&A, credit granting, foreign exchange KYC validation, among others) to bidders with greater exposure to money laundering risk.

Superior Commission for Corporate Investment (CSIS)

The CSIS meets on demand and its purpose is to evaluate temporary corporate investments of interest to the investment bank.

Asset Liability Capital Committee (ALCCO)

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

Additionally, we have sub-committees, chaired by our chief risk officer (CRO), which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the commissions and committees mentioned above.

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

Risk Governance at Foreign Subsidiaries

Our foreign subsidiaries follow the risk management and governance model established by Itaú Unibanco in its policies and guidelines, keeping an effective flow of information on risk levels between each subsidiary and alignment of strategies for maintaining such risks at an acceptable levels.

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

The proximity in the monitoring of our units allows us to better understand the peculiarities of each country and region where we operate and to quickly adapt to changes in different regulatory, social, and economic environments where we operate, even in stress scenarios.

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

Internally, we classify these exposures to risk within the following categories:

•	Internal fraud;
•	External fraud;
•	Labor claims and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damage to our own physical assets or assets in use;
•	Interruption of our activities or the discontinuation of services provided, including payments;
•	Failures in information technology systems; and
•	Failures in the performance, compliance with deadlines and management of our activities, including those related to payment arrangements.

Moreover, in line with domestic and international practices, we also manage risks resulting from insurance, pension and special savings products ensuring that they are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focuses on the special nature of each risk. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Governance

Our operational risk management unit is comprised of senior management individuals, and reports to our Chief Risk Officer who in turn reports into the Chief Executive Officer It has well-defined roles and responsibilities in order to segregate and ensure independence from the businesses and to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is under the responsibility of all the different business areas using the risk management framework established independently by the operational risk unit which includes methodologies and procedures, training, risk assessments and monitoring of the control environment.

Our management uses corporate methods developed and made available by our compliance and operational risk units. Among the methodologies, tools and controls used by our management are (i) the self-assessment and the mapping of our prioritized risks, (ii) a framework for product approval governed by the second line of defense, and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area officers in specific forums.

Procedures and Key Indicators

Crisis Management and Business Continuity

We have developed a Business Continuity Program, with the purpose of protecting our employees, ensuring the continuity of the critical functions of our business lines, safeguarding revenue and sustaining both a stable financial market and the trust of our clients and strategic partners in our services and products.

Our Business Continuity Program sets out procedures for the recovery or relocation of operations in view of certain stress scenarios, such as the ones set forth below:

•	Disaster Recovery Plan: focuses on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
•	Workplace Contingency Plan: employees responsible for performing critical business functions have alternatives to perform their activities in the event of unavailability of the facilities in which they usually operate, such as remote work ;
•	Emergency Plan: procedures aimed at preventing and minimizing the effects of emergency situations that may impact our facilities; and
•	Processes Contingency Plan: secondary alternatives to carry out the critical processes identified in the business areas.

In order to carry out the aforementioned plans, the Business Continuity Program applies two types of analyses:

(i)	The Business Impact Analysis, or BIA, which evaluates the requirements of the processes that support the delivery of products and services, and
(ii)	The Threats and Vulnerabilities Analysis, or AVA, which identifies threats to the locations where our buildings are located.

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

Cybersecurity Management and Processes

For information on our Cybersecurity and Management Process, see “Item 16K –Cybersecurity”. For further information on the adverse effects arising from cybersecurity risks, see “Item 3D. Risk Factors – Business Operations – Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.”

Regulatory or Compliance Risk

We consider regulatory or compliance risk as the risk associated with any losses, either financial or reputational, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to our activities.

The regulatory or compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

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

Social, Environmental and Climate Risks

We understand social, environmental and climate or SAC risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. From a governance perspective, as for other risks, SAC risks are subject to a three lines of defense strategy, according to the methodology officially set out in the institution’s internal policies, as follows:

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

For further details on our social, environmental and climate policies, procedures and practices, see “Item 4B. Business Overview—Environmental, Social and Corporate Governance” and our Public Access Report - Policy on Social, Environmental and Climate Risk, available at our investor relations website, which is not incorporated by reference in this annual report.

Country Risk

Country risk is the risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of political, economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.

We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; (iii) the monitoring of limits; and (iv) the monitoring of country’s exposure (transfer risk and total sovereign risk).

Furthermore, on June 29, 2023, the CMN issued Resolution No. 5,089, which introduced changes to risk management requirements applicable to financial institutions. Pursuant to the new rule, country risks and transfer risks will be considered autonomous risks. Under the new rule, country risk is defined as the possibility of losses associated or incurred due to events related to foreign jurisdictions, and transfer risk is defined as the possibility of obstacles in the currency conversion of the funds required for the settlement of obligations of the financial conglomerate if these funds are held in a jurisdiction other than where the respective settlement will take place. The main amendments introduced by Resolution No. 5,089 entered into effect on January 1, 2024.

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

Money Laundering Prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud.Itaú Unibanco became the first financial institution in Brazil to establish a board dedicated to Anti-Money Laundering.

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

This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by our board of directors, audit committee, compliance and operational risk committees, risks and capital management committee and anti-money laundering committee.

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

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities. We have branches and subsidiaries in Brazil and in several other jurisdictions, such as the Bahamas, the Cayman Islands, Colombia, Chile, Uruguay, Paraguay, Panama, the United States, the United Kingdom, Portugal and Switzerland.

The Central Bank supervises Brazilian financial institutions, their foreign branches, subsidiaries and corporate properties. In each jurisdiction in which we operate, we are subject to supervision by local authorities and, frequently, governmental approvals from local central banks and monetary authorities in foreign jurisdictions are needed before commencing business.

Brazilian Financial System Regulatory Framework

We summarize below the key rules and regulations issued by the CMN, the Central Bank and other regulators, including those based on the Basel Committee and other international standards and guidelines, and that have been consistently applied to Brazilian financial institutions and other institutions authorized to operate by the Central Bank throughout the years. We believe these rules and regulations are the base of the Brazilian financial system regulatory framework. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which are not incorporated by reference into this annual report.

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the Banking Law. The Banking Law sets forth monetary, banking and credit policies and created the CMN.

Main Banking Regulatory Entities in Brazil

CMN

The CMN, the highest authority of the Brazilian financial system, is the regulatory agency responsible for establishing currency and credit policies to assure stability and social and economic development. Its main purpose is to disclose the general rules for the operation of the entire financial system. The CMN also oversees the activities of the Central Bank and the CVM.

Central Bank

The Central Bank is an autonomous authority responsible for implementing the policies of the CMN as they relate to monetary policy and exchange control matters, regulating and supervising Brazilian financial institutions of the public and private sectors, controlling and monitoring the flow of foreign currency to and from Brazil and overseeing the Brazilian financial markets.

The Central Bank supervises financial institutions by:

•	setting minimum capital requirements, compulsory deposit requirements and operational limits;
•	authorizing corporate documents, capital increases, acquisition or increases of interest in companies and the establishment or transfer of principal places of business;
•	authorizing the establishment of subsidiaries, representative offices or branches, in Brazil or abroad (for further information, see “—Regulation of Branches and Subsidiaries”);
•	authorizing changes in shareholder control of financial institutions;
•	requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
•	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

The president and the officers of the Central Bank are appointed by the president of Brazil (with the Brazilian Senate’s approval of their names) for fixed mandates of four years, which only partially overlap with the mandate of the president of Brazil and its ministers. The resignation of the Central Bank’s president and officers only occurs in justified cases and upon approval by an absolute majority of the Brazilian Senate.

In addition, the Central Bank is considered an independent government agency  of a special nature (autarquia de natureza especial), characterized by the absence of any ties to a ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy.

CVM

The CVM is the authority responsible for overseeing, standardizing, regulating and developing the Brazilian securities market in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants, as well as instruments and securities analysts. The CVM is linked to the ministry of finance of Brazil (Ministério da Fazenda).

Self-Regulatory Entities

The Brazilian financial and capital markets are also subject to self-regulation by certain entities, divided by field of activity. These self-regulatory entities include, among others, market associations such as the ANBIMA, the ABECS, the FEBRABAN, the Brazilian Association of Publicly Held Companies (Associação Brasileira das Companhias de Capital Aberto), or ABRASCA, and the B3.

Main Insurance, Health and Pension Plan Regulatory Entities in Brazil

CNSP

The Brazilian National Council of Private Insurance (Conselho Nacional de Seguros Privados), or CNSP, is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities.

SUSEP

The Superintendence of Private Insurance (Superintendência de Seguros Privados), or SUSEP, is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible for regulating and supervising the insurance, open private pension funds, capitalization and reinsurance markets in Brazil and their participants.

ANS

The National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar), or ANS, is an authority linked to the ministry of health of Brazil (Ministério da Saúde) responsible for regulating and supervising the health insurance market in Brazil and its participants.

Principal Limitations and Obligations of Brazilian Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, the limitations and obligations concern the offering of credit, the concentration of risk, investments, operational procedures, loans and other transactions in foreign currency, and the management of third-party funds and microcredit. Under the Banking Law, financial institutions may not:

•	operate in Brazil without the prior approval of the Central Bank;
•	hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Central Bank, unless (i) the equity interest is held through the investment banking unit of a universal bank or through an investment bank, (ii) the equity is from a company located in Brazil and is accounted for on a temporary nature, or (iii) the equity represents minority shares in financial organizations and institutions abroad exclusively held for purposes of accessing export financing instruments and foreign exchange. In any case, subsidiaries’ activities should be complementary or related to the financial institution’s own main activities;
•	own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank;
•	grant credit transactions to certain related individuals and legal entities;

•	hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital. For further information on the requirements, see “—Asset Composition Requirements;”
•	grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. For further information on the requirements, see “—Asset Composition Requirements;”

In addition, pursuant to the Banking Law, financial institutions are required, among others, to:

•	deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements). For further information on compulsory reserve requirements, see “—“Basel III Framework” and “—Implementation of Basel III in Brazil;”
•	maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank. For further information on the Basel requirements and their implementation in Brazil, see “—Basel III Framework” and “—Implementation of Basel III in Brazil;”
•	if a domestic systemically important financial institution, prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios. For further information on our recovery plan, see our Investor Relations website, section “Results and Reports / Regulatory Reports / Pillar 3 / Risk and Capital Management – Pillar 3,” which is not incorporated by reference into this annual report; and
•	create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions.

Capital Adequacy and Leverage

The Central Bank supervises the Brazilian banking system in accordance with the guidelines and other applicable regulations issued by the Basel Committee on Banking Supervision, or Basel Committee. For this purpose, banks provide the Central Bank with the information it deems useful in performing its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks.

The main principle that guides the directives set forth by the Basel Committee is that a bank’s own resources must cover its main risks, including credit risk, market risk and operational risk.

Brazilian financial institutions are subject to capital measurement and standards based on a risk-weighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by the Basel Committee on the Basel III framework.

Basel III Framework

The Basel III framework, issued on December 16, 2010 and fully implemented by January 1, 2019, increased the minimum capital requirements, requiring banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total risk weighted exposure.

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

Additional requirements apply to additional common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks and to global systemically important banks, or G-SIBs. The assessment of which financial institutions are G-SIBs is based on indicators that reflect size, interconnectedness, substitutability/financial infrastructure, cross-jurisdictional activity, and complexity. No Brazilian bank was included in the latest list of G-SIBs issued on November 27, 2023 by the Financial Stability Board.

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

In order to qualify as additional tier 1 capital or tier 2 capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) common equity tier 1 capital being less than 5.125% of the risk-weighted assets for additional tier 1 capital instruments and 4.5% for tier 2 capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. For further information of our use of such instruments, see “5A. Operating Results—Level 2 Subordinated Financial Bills Issuance” and “5A. Operating Results—Perpetual Subordinated Financial Bills Issuance.”

The additional core capital requirement is subdivided into three elements: the capital conservation buffer (adicional de conservação de capital principal), the countercyclical capital buffer (adicional contracíclico de capital principal) and the additional principal capital of systemic importance (adicional de capital principal sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The additional principal capital of systemic importance seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the additional core capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; (iii) pay the instrument's interest and (iv) repurchase its own shares and effect reductions in its share capital. We are considered a domestic systemically important financial institution, hence having to fulfill the 1% additional core capital for additional principal capital of systemic importance (adicional de capital principal sistêmico). For further information on our regulatory capital (patrimônio de referência) and our additional core capital (adicional de capital principal), see “5A. Operating Results—Capital Adequacy.”

Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis. For further information on our LCR, see “5A. Operating Results—Liquidity Ratios” and “5A. Operating Results—Liquidity Coverage Ratio.”

The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to us as of December 31, 2023. The figures presented below refer to the percentage of our risk-weighted assets:

Basel III Requirements
2023
Common Equity Tier I	4.5%
Tier I	6.0%
Total Capital	8.0%
Additional Capital Buffers (ACP)	3.5%
conservation	2.5%
countercyclical(1)	0%
systemic	1.0%
Common Equity Tier I + ACP	8.0%
Total Capital + ACP	11.5%
Prudential adjustments deductions	100%
(1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion, and currently is set to zero (BACEN Communication No. 39,425/22). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

Limit to be observed
2023
Liquidity Coverage Ratio (LCR)	100%

Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (razão de alavancagem) or LR on a quarterly basis. In November 2017, the CMN established the minimum limit for the net stable funding ratio (índice de liquidez de longo prazo), or NSFR and the LR to be observed by certain Brazilian financial institutions, including those classified as segment 1 pursuant to CMN regulation, such as us.

According to CMN regulations, financial institutions and groups are classified in segments and authorized to operate for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. Out of the five possible segments, we are classified as segment 1 (S1), which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, regardless of the size of the institution.

The NSFR corresponds to the ratio between the available stable funds (recursos estáveis disponíveis), or ASF, and the required stable funds (recursos estáveis requeridos), or RSF, of the financial institution. The minimum limit for the NSFR for segment 1 financial institutions, such as us, is 100%. The LR consists of the ratio between the sum of the common equity tier 1 capital and the additional tier 1 capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule determines the threshold of 3% as the minimum requirement for the LR for segment 1 financial institutions. For further information on our NSFR, see “5A. Operating Results—Net Stable Funding Ratio.”

CMN regulation also defines the entities that compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions and establishes certain financial statement requirements that apply to them. For further information on the requirements, see “—Other Applicable Laws and Regulations—Consolidated Enterprise Level (conglomerado prudencial).”

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

Pillar 3 Report

Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. On March 23, 2023, the Central Bank issued Resolution No. 306, altering several prudential rules. Among other changes, two new topic sections were included in the Pillar 3 report: (i) the comparison between the risk weighted asset, or RWA, amounts calculated through the standard approach and through the internal ratings based, or IRB, approaches, and (ii) the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect.

We are required to publish this report on a consolidated basis covering the following topics:

•	prudential indicators and risk management;
•	comparison between accounting and prudential information;
•	capital composition;
•	macroprudential indicators;
•	leverage ratio (RA);
•	liquidity indicators;
•	credit risk;
•	counterparty credit risk (CCR);
•	securitization exposures;
•	market risk;
•	risk of interest rate fluctuation in instruments classified in the banking book (IRRBB);
•	remuneration of administrators;
•	comparison between RWA calculated in the standardized approach and in the internal models approach;
•	linked assets (assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect); and
•	operational risks.

The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed.

Risk Weighted Asset Calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at “www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas,” which is not incorporated by reference into this annual report.

For further information, see “5A. Operating Results—Requirements and Capital Composition” and “5A. Operating Results—Capital Adequacy”.

Consolidated Enterprise Level (conglomerado prudencial)

CMN regulation defines the entities that, together, compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions, such as us. It requires the preparation and monthly filing of consolidated financial statements for the regulatory conglomerate pursuant to certain parameters. Such financial statements should also be audited by external auditors on a semiannual basis. Since January 1, 2015, minimum capital and ratio requirements apply to regulatory conglomerates.

On March 11, 2022, the Central Bank published a set of rules aimed at improving the prudential rules applicable to payment services which, in general terms, extend to prudential conglomerates led by payment institutions the prudential requirements already applicable to conglomerates led by financial institutions. These new prudential regulations are being implemented gradually, starting from July 2023.

Asset Composition and Exposure Requirements

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Central Bank.

In addition, we are legally prevented from granting loans or advances and guarantees, including derivative transactions, and from underwriting or holding in our investment portfolio securities of (i) any clients or group of affiliated clients that, in the aggregate, exceed the threshold of 25% of our tier 1 regulatory capital, and (ii) any concentrated individual clients or group of connected clients that, in the aggregate, exceed the threshold of 600% of our tier 1 regulatory capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of our tier 1 regulatory capital).

Banks must identify possible related counterparties, considering their economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one is likely to be impacted financially if the other faces financial difficulties. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements.

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

On October 5, 2023, the Central Bank issued Resolution No. 346, which establishes specific prudential treatment for financial institutions' exposure to receivables from public entities (precatórios) by recognizing  the different risks involved in each stage of the legal proceeding that recognizes the receivables as due and payable, as well as the difference between precatórios and pre-precatório payments against the Federal Government and those owed by states, the Federal District and municipalities. The resolution incorporates prior regulation that defines the procedures for calculating the portion of RWA, relating to credit risk exposures subject to the calculation of the capital requirement using a standard approach (RWACPAD), and entered into effect on January 2, 2024.

Regulation of Branches and Subsidiaries

The authorization to establish a branch abroad and/or to acquire and/or increase equity participation in companies incorporated in Brazil or abroad is regulated by CMN Resolution No. 5,043 of November 25, 2022 (which revoked the CMN Resolution No. 2,723).

These rules determine, among other standards, a prior authorization issued by the Central Bank for a Brazilian financial institution, such as us, (i) to be able to participate or increase its participation, directly or indirectly and in any amount, in the share capital of any financial or non-financial company in Brazil or abroad, and (ii) to establish a branch or representative office abroad, with the institution being required to comply with capital, activities and operating limits. Additionally, in order to allocate or to increase fund allocation in branches or representative offices established abroad, Brazilian financial institutions are required to communicate their intention to the Central Bank 90 days prior to the execution of the transaction.

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

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	-	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180
(1)	Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

Under IFRS as issued by the IASB, the allowance for loan losses is based on our internally developed expected loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2 - Significant Accounting Policies - d) Summary of main accounting practices - IV.II  – Classification and Subsequent Measurement of Financial Assets and Note 32 - Risk and Capital Management of our consolidated financial statements. The risk levels are categorized as:

•	Lower risk: PD lower or equal than 4.44%
•	Satisfactory: PD from 4.44% up to 25.95%
•	Higher risk: PD higher than 25.95%
•	Credit-Impaired: loans classified in Stage 3

Bank Insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and Central Bank regulations, and the Central Bank initiates and monitors all applicable administrative proceedings. There are three types of special regimens that may be imposed to either privately held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions:

i. Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its office and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

ii. Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution’s management, suspending its regular activities and dismissing the financial institution’s management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the institution’s financial condition, which can expose assets to risk and harm the financial institution’s creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

iii. Extrajudicial liquidation: a process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.

In the course of the special regimens described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are covered by the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

Payment of Creditors in Extrajudicial Liquidation

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

Law No. 14,112 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. It sets out rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.

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

The Central Bank and the CVM are also allowed to exchange information with foreign governmental authorities for the purposes of exchanging information related to bank secrecy investigations, provided that a specific treaty has previously been executed.

The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax, or the 2007 Agreement. Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Changes to Risk Management Requirements

On June 29, 2023, the CMN issued Resolution No. 5,089, which amends prior regulation and introduces changes to risk management requirements applicable to financial institutions, such as us. Previously, country and transfer risks were included in the definition of credit risk. Pursuant to the new rule, they will now be considered autonomous risks. Under the new rule, country risk is defined as the possibility of losses associated or incurred due to events related to foreign jurisdictions, which includes sovereign risk, in the case of exposure to the central government of a foreign jurisdiction; and indirect country risk, in case of an event related to a foreign jurisdiction other than the one where the counterparty or the issuer of the risk mitigating instrument is located, associated with the exposure assumed by the applicable financial conglomerate, when the counterparty or the issuer may be significantly impacted by the respective event.

Transfer risk is now defined as the possibility of occurrence of obstacles in the currency conversion of the funds required for the settlement of obligations towards the financial conglomerate if these funds are held in a jurisdiction other than that where the respective settlement will take place.

The amendments introduced by Resolution No. 5,089 entered into effect on January 1, 2024.

Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets

Legal violations under Brazilian banking, payments and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506, dated November 13, 2017, as supplemented by Central Bank Resolution No. 131/21 and CVM Resolution No. 45/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the SPB and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million, respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv)  the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

Leasing Regulation

Leasing transactions are transactions in which a “lessor” (the bank), delivers an asset is owns to a “lessee” (the client), to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period. Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees them. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. Investments made under these reserves must be balanced and meet specified liquidity, solvency and security criteria outlined in CNSP Resolution No. 432/21. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS (for health insurance companies). If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

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

Compensation of Directors and Officers of Financial Institutions

According to CMN rules, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Group, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the Malus even in these cases.

Our compensation policy, applicable to directors and officers in Brazil (constituting a major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management. For further information, see “Item 6B—Compensation”.

Regulation of Independent Auditors of Financial Institutions

In accordance with CMN regulations, the financial statements and information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC (or, in the case of publicly held companies, by entities indicated by the CVM); and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such financial institution for the following three consecutive fiscal years.

In addition to the audit report, the independent auditor must prepare the other reports required by CMN regulation, such as (i) an internal control system quality and adequacy evaluation report; (ii) a legal and regulatory provisions non-compliance report; and (iii) other reports required by the Central Bank and CVM. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available for consultation by the Central Bank for at least five years.

Independent auditors and the audit committee, individually or jointly, must formally notify the Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including: (i) non-compliance with legal rules and regulations that place the continuity of the audited entity at risk; (ii) frauds; and (iii) errors that result in in material impacts in the financial statements of the audited entity.

The executive officer of the financial institution must inform the independent auditor and the audit committee, if any of the above situations occur. Moreover, such situations must also be reported by the audit committee to the board of directors.

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

CMN regulation also requires financial institutions and certain other authorized entities to create a corporate body designated as the “audit committee”, if such entities are registered as publicly held companies; considered leaders of a regulatory conglomerate in the S1, S2 or S3 categories or considered S1, S2 or S3 companies. To obtain more information concerning our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee".

Recent Developments in the Brazilian Financial and Payments Systems

We summarize below rules and regulations that have been issued or modified by law or regulation of the CMN and the Central Bank and other authorities in recent years. We believe these laws and regulations are the most relevant and impactful to our business and the industry as a whole. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.

New Accounting Criteria and Accounting Standards

CMN regulation requires financial institutions categorized as segments 1, 2, and 3 to publish IFRS as issued by the IASB financial statements.

In the end of 2021, the CMN issued new rules establishing new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The rules intend to align the accounting criteria with best international practices, including the IFRS 9 – Financial Instruments and IFRS 16 – Leases standards issued by the IASB, and will enter into effect on January 1, 2025.

In 2023, the Central Bank issued a rule establishing accounting procedures to define the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; and establishing parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk, among other changes. This rule will enter into effect on January 1, 2025 in regards to the provisions relating to the accounting of financial instruments.

Also in 2023, CVM issued a rule requiring publicly listed companies in Brazil (such as us), investment funds, and securitization companies to prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board, or ISSB. The compliance with such standards will become mandatory as of the fiscal years beginning on January 1, 2026.

Financial Liquidity Lines

The financial liquidity lines (linhas financeiras de liquidez, or LFL) were established by the Central Bank in 2021, as a structural measure to improve its operational framework for the purposes of supplying liquidity to the National Financial System, whether in response to market-wide dysfunctions or specific problems in some institutions. Currently, the only assets eligible to be offered as collateral are debentures and commercial certificates.

On March 3, 2023, the Central Bank defined basic guidelines for the acceptance of bank credit certificates (cédulas de crédito bancário, or CCBs) as eligible collateral in the context of the issuance of LFLs by the Central Bank, which aims at directing and coordinating the market for the developments necessary for effective operation as of the first quarter of 2024. In summary, book-entry and notarial CCBs deposited in Central Depositaries of financial assets will be eligible as collateral for LFLs. These changes are expected to be implemented in 2024.

Instant Payments

In November 2020, pursuant to Central Bank Resolution No. 1/2020 (or the “PIX Regulation”), the Central Bank implemented the Instant Payment Arrangement (or “PIX System”), an instant payment ecosystem which settlement is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; lowered costs; and enhanced customer experience. Participation in the PIX System is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts.

In 2021 and 2022, the Central Bank continued to regulate the PIX System. Among other provisions, it regulated the offering of the PIX Withdrawal and PIX Change services, features that allow clients of any participating institution to withdraw cash where the service is offered (which includes merchants and shared ATM networks). It also improved security measures requirements and regulated sanctions applicable to PIX participants, which may include fines, suspension, and exclusion from the PIX System, either applied jointly or individually. These sanctions were consolidated in a separate document applicable to PIX participants, or the PIX Sanctions Manual.

On February 17, 2023, the Central Bank published Resolution No. 293, which establishes additional rules for partnerships and outsourcing schemes established within the PIX System by market participants, previously defined in Central Bank Resolution No. 269, increasing market competitivity. Central Bank Resolution No. 269 explicitly prohibits PIX-related outsourcing arrangements in certain cases.

On September 26, 2023, the Central Bank issued Resolution No. 342, which came into effect on September 28, 2023, and enhanced rules related to safety incidents on the PIX System, especially focusing on communications to data subjects when any incidents involving personal data occurs, as well as the penalties that financial institutions are subject to (under in case of non-compliance with technical and regulatory safety requirements.

Further, on December 7, 2023, the Central Bank issued Resolutions No. 360 and 361, which amended the PIX Regulations and the PIX Sanctions Manual, which establishes the conditions and procedure for the application of sanctions related to compliance with PIX Regulation, to include provisions related to Automatic PIX transactions, a new technology solution within the PIX ecosystem that allows for PIX payments in automatic installments, which may be used, for instance, for online subscription payments.

Fraud Prevention

On May 23, 2023, the CMN and the Central Bank issued the Joint Resolution No. 6 and, on October 4, 2023, the Central Bank issued Resolution No. 343, which establish the obligation for financial institutions and other entities authorized by the Central Bank to share among each other information about frauds occurred within the National Financial System (Sistema Financeiro Nacional, or SFN), and Brazilian Payment System (Sistema de Pagamentos Brasileiro, or SPB), subject to the client’s prior contractual consent. The rule aims at reducing the asymmetry of data and information faced by these institutions to support procedures and controls in their fraud prevention processes, as well as improve their practices. Both resolutions entered into effect on November 1, 2023.

Open Finance

On May 4, 2020, the Central Bank and CMN published Joint Resolution No. 1/2020, setting out the framework for the implementation of open finance in Brazil. From that date on, CMN and the Central Bank have issued complementing regulations. The Brazilian open finance model comprises financial institutions, payment institutions and other entities authorized to operate by the Central Bank, making it possible to share, via integration of information systems and upon customer’s authorization, data on products and services, customer records and transactions. Open finance also includes, but is not limited to, the provision of initiation payment services and forwarding loan proposals through digital correspondent agents.

On December 20, 2023, the Central Bank issued Normative Ruling No. 441, through which it published the Open Finance’s Monitoring Manual, detailing the rules and procedures to be followed by the Open Finance Governance Structure. Normative Ruling No. 441 entered into force on March 1, 2024.

DREX, Real Digital

Additionally, on April 27, 2023, the Central Bank issued Resolution No. 315, which establishes formal rules applicable to the pilot project of the “Real Digital” and institutes the Executive Management Committee of the “Real Digital” platform. Resolution No. 315 provides that a select group of financial institutions subject to Central Bank supervision and that have the capacity to test (based on their corresponding business model) transactions involving the issuance, redemption or transfer of financial assets, as well as to execute the simulation of financial flows resulting from trading events when applicable to financial assets subject to the test, would be allowed to participate in the pilot project. On May 24, 2023, Central Bank disclosed a list of 14 selected participants, which included us. The Central Bank began incorporating participants into the Real Digital Pilot platform in June 2023.

Foreign Exchange Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank, such as us. As of the date of this annual report, there are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market and there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, may require previous information to the Central Bank. For further information about tax on foreign exchange transactions, see “Item 10E. Taxation”. Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities.

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

Foreign Exchange Transactions and Non-Resident Accounts

In 2022, Central Bank Resolutions Nos. 277 and 280 regulated the New Foreign Exchange Law in respect to the inflow and outflow of Brazilian currency and foreign currency to and from the country, repealing and replacing several rules that previously regulated the topic. The main changes brought forth by Resolution No. 277 include: (i) enabling authorized institutions, such as us, to carry out foreign exchange transactions in a free format while observing Central Bank guidelines (as opposed to the former requirement to use a standard agreement with clients); (ii) enabling authorized institutions to use their own criteria to request or waive supporting documentation considering the client's internal risk profile and the characteristics of the transaction; (iii) simplifying the classification process of foreign exchange transactions, as the New Foreign Exchange Law shifts the responsibility for establishing the purpose of the transaction from the authorized institutions (which were liable for any inaccuracy) to the client; and (iv) regulating international payment or transfer facilitation services carried out by entities defined as “eFX providers”, which can enable the (a) acquisition of goods and services in Brazil or abroad, either in person or through a digital payment solution; (b) transfers of funds between accounts held by a certain sender in Brazil and abroad limited to US$10,000.00 (or its equivalent in other currencies); and (c) withdrawals of funds in Brazil or abroad. Likewise, Resolution No. 280 establishes the definitions of resident and non-resident to be applied to individuals and legal entities.

The new rules also simplify the procedures for opening special accounts denominated in foreign currency exclusively to receive foreign credit transactions granted by international organizations.

Reporting Obligations on Foreign Capital in Brazil

In 2022, the Central Bank issued Resolutions No. 278 and 281 which, among others, provided for the (a) replacement of the current foreign capital registration regime with an information reporting system, applicable only to a limited set of transactions, considering their values and characteristics; (b) end of the restriction on remittances abroad from Brazil for payments of principal and interest in foreign credit operations in which there is no inflow of funds into the country; (c) end of the requirement to provide information to the Central Bank about contracts between residents and non-residents regarding the use or assignment of patents, industrial or commercial trademarks, technology supply, for the purposes of financial transfers as royalties, as well as those related to the provision of technical services and the like, foreign operational leasing, renting and chartering; and (d) transitory rules and procedures that will remain in effect in the Brazilian foreign exchange market, in principle, up to October 1, 2024.

Furthermore, pursuant to the Central Bank Resolution No. 348, of October 17, 2023, which came into effect on November 1, 2023, the requirement for executing simultaneous foreign exchange transactions for the conversion of foreign loans into foreign direct investments, where no actual flow of funds occurs in the underlying transaction, is no longer applicable.

Such rules increased efficiency for the market and facilitated foreign investments Brazil.

Brazilian Capital Investments Abroad

On December 31, 2022, the Central Bank issued Resolution No. 279, providing new rules relating to the flow, availability and provision of information on Brazilian capitals abroad, which includes values, goods, rights and assets of any nature held abroad by Brazilian residents. The main aspects established by this resolution include: (i) the maintenance of minimum amounts for statement and periodicity of currently effective statements to provide information on Brazilian capital investments abroad; (ii) the equalization of financing, direct loan and commercial credit granted in Brazil to non-residents with Brazilian capital investments abroad; and (iii) the possibility of Brazilian capital being invested abroad in any form regularly practiced on the international market, including in case of derivatives, as long as the legal requirements are met, based on economic substance.

Investments by Non-Resident Investors

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52 of the Act of Transitional Constitutional Provisions. On September 26, 2019, the Brazilian government published Decree No. 10,029, delegating to the Central Bank the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian government, provided that the requirements provided for in the Central Bank regulations are met.

Thus, the analysis of the capital composition in financial institutions is performed for foreign shareholders in the same way that it is performed for Brazilian shareholders. Any investment in common shares would depend on Central Bank authorization. Foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Foreign investments in Brazil shall be registered with the Central Bank and/or the CVM, as applicable, subject to the restrictions and requirements set forth in the local regulation. For 25 years we have been trading ADRs for our preferred shares in the U.S. market. Foreign interest in our share voting capital is currently limited to 30% (thirty percent).

On February 7, 2022, the CVM issued CVM Resolution No. 64, which exempts non-resident individual investors from the specific registration requirement with the CVM, provided that their representatives (who must register with the CVM before the non-resident investor begins operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM’s electronic systems.

In Rem Collateral

On October 30, 2023, Bill of Law No. 4,188/2021, known as the Legal Framework for Guarantees, was sanctioned by the President of Brazil, resulting in the publication of Law No. 14,711. The rule introduces important changes to the legal framework for collateral, and the result is expected to be greater legal security, a reduction in the spread on secured loans and greater availability of credit to borrowers. Its principal aim is to tackle the current problem of dead capital in the fiduciary sale of real estate – that is, the impossibility of the same property being used as collateral more than once. Thus, Law No. 14,711 promotes the following changes to Brazilian civil law in order to resolve the issue: (i) allowing a new fiduciary sale of the same property to take effect after the previous fiduciary sale has been canceled; (ii) the extension of the current guarantee to a new debt with the same creditor; and (iii) the introduction of the collateral agent into the Brazilian legal system. The new law also introduces several improvements related to the perfection and extrajudicial enforcement of collateral, including amendments and revocations of outdated laws, changes to collateral registration rules etc.

Changes to rules applicable to agribusiness receivables certificates, real estate receivables certificates and other incentivized instruments

On February 1, 2024, the CMN issued Resolutions Nos. 5,118 and 5,119, introducing changes to the collateral eligibility and maturity periods for agribusiness receivables certificates, or CRAs, real estate receivables certificates, or CRIs, agribusiness credit letters, or LCAs, real estate credit letters, or LCIs, and Brazilian covered bonds, or LIGs, which are important securitization and funding instruments. Resolution No. 5,118 restricts CRIs and CRAs from being backed by debt securities of publicly held companies, financial institutions (such as us) or related parties unless the primary business of the underlying debt aligns with real estate or agribusiness. The changes became effective immediately for new issuances but did not affect existing contracts. Resolution No. 5,119 prohibits LCAs from funding rural credit with federal subsidies, gradually limits certain credit instruments from being used as collateral until July 1, 2025, extends the minimum maturity for LCAs to nine months, and aligns LCIs and LIGs with real estate credit types, extending their minimum maturity to twelve months. The resolutions took effect on February 2, 2024, except for the prohibition on using LCA proceeds for rural credit with federal subsidies, which will come into force on July 1, 2024.

Central Bank issues regulations on the registration and centralized deposit of real estate receivables

On March 28, 2023, the Central Bank issued Resolution No. 308, which came into effect on May 2, 2023. Resolution No. 308 regulates the activities of registration and centralized deposit of real estate receivables associated with real estate projects, and mainly enables, at the discretion of the market participants, the use of the services provided by the registering entities and central depositaries and the structure of the systems managed by these institutions to improve the management process of real estate receivables and the broader and more transparent access to the receivables agendas by potential financiers, which could contribute to the access to better credit conditions for developers and subdivision owners.

Regulation on Payment Agents and Payment Arrangements

“Payment arrangements” are the set of rules governing a payment scheme, such as a credit or debit card transaction, and “payment agents” are any institutions that issue a payment instrument or acquire a merchant for payment acceptance. Payment agents, despite being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions. The CMN and the Central Bank published rules regulating payment arrangements and payment agents.

On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 amended by Resolution No. 5,045 of November 25, 2022, and Circular No. 3,952, which came into effect on June 7, 2021, and impose regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intended to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.

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

In October 2021, Central Bank Resolution No. 150 consolidated the rules about payment arrangements. This resolution redefined the criteria applicable for payments arrangements that are part of the Brazilian Payment System, so that only payment arrangements with values of more than R$20 billion of total transaction value and R$100 million in transactions, in a consolidated and accumulated form in the last 12 months, are subject to authorization, regulation and supervision by the Central Bank. This same resolution changed the interoperability rules between open and closed payments arrangements, defining that closed payments arrangements must become participants in open payments arrangements, whenever the payment services provided by closed loop arrangement fall under one or more of the participation modes foreseen in the open payment arrangement. Additionally, all participants involved in the financial flow of payment transactions carried out in the context of arrangements that are members of the SPB, such as open loop ones, should obey the centralized settlement process.

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

New Brazilian transfer pricing legislation

On June 14, 2023, Law No. 14,596 was issued and changed the transfer pricing legislation by regulating the convergence of the Brazilian model to standards applied by the Organization for Economic Co-operation and Development, or OECD. Under the new law, the allocation of taxable profits in cross-border transactions between related parties will start in accordance with international guidelines and the arm's length principle, departing from the fixed-margin methodologies previously applied in Brazil. Several provisions of this law pend further regulation.

Law no. 14,596 entered into effect on January 1, 2024. Taxpayers could have opted to anticipate the effects of Law No. 14,596 in 2023, as per  its section 45, a specific provision which entered into effect on its publication date (June 15, 2023).

Regulations on ESG requirements applicable to financial institutions

Financial institutions are required by CMN regulation to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática), or PRSAC, which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and services, suppliers, investors, personnel, and any others affected by the financial institution’s activities.

The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers. It also requires the preparation of an annual Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas, or the GRSAC Report) by financial institutions classified in segments S1 (such as us), S2, S3 and S4.

Authorized institutions classified in segments S1 (such as us), S2, S3, and S4, must remit to the Central Bank information regarding social, environmental, and climate risks related to their exposures to credit and securities transactions, as well as those of the respective debtors under these transactions.

CVM regulation also provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil.

Further, Brazilian Private Insurance Authority (Superintendência de Seguros Privados – SUSEP) regulation provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. These entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above.

We continuously improve our climate strategy. Our public reports are aligned with the Task Force on Climate Related Financial Disclosures (TCFD) recommendations and seek to implement best practices on climate related governance, strategy, risk management, metrics and targets. We are committed to achieve net zero emissions by 2050 in line with the Net Zero Banking Alliance (or NZBA) guidelines, including the disclosure of our financed emissions based on the Partnership for Carbon Accounting Financials (PCAF) and the definition of decarbonization objectives. Recognizing that the innovation agenda is essential for our decarbonization and the decarbonization of our clients, we launched in 2022 Cubo ESG, a platform aimed at entrepreneurs who wish to transform the environmental and social reality of Brazil and Latin America. The hub works for the purpose of generating knowledge, innovation and connections for low-carbon solutions, in addition to positioning and communication.

We are further advancing in our commitment to invest R$ 400 billion in positive impact sectors by 2025 and, as of December 2023, we had achieved R$ 355.9 billion (89% of the target). Itaú partners with the financial industry to accelerate the climate transition, through working groups such as the Brazilian Business Council for Sustainable Development and the United Nations Environment Programme and through commitments such as the Amazon Rainforest Plan, the Principles for Responsible Banking and the NZBA itself.

Collection of Fees on Banking and Credit Card Operations

The collection of bank fees and commissions and the cost of credit transactions for individuals is extensively regulated by the CMN (CMN Resolution No. 3,919) and by the Central Bank. According to such rules, bank services to individuals are divided into: (i) essential services; (ii) priority services; (iii) specific or differentiated services; and (iv) special services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements, and transfers, among others. CMN also prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only.

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

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account, thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days’ notice must precede any increase or creation of fees, and higher notice requirements apply to credit card services, priority services and the “standardized package”. Reductions can take place at any time.

CMN Resolution No. 4,549, as amended, establishes specific rules related to the charging of credit card fees, the information that must be disclosed in credit card bills, and the obligation to provide a package of basic services upon offering credit cards to customers. It determines that revolving credit for financing of credit card bills may only be extended to customers until the due date of the following credit card statement. After this term, financial institutions must offer customers alternative financing under conditions more favorable than the ones typically found in the credit card market.

In September 2022, Central Bank Resolution No. 246 established limits to the remuneration of the card issuer paid by the merchant for each transaction (tarifa de intercâmbio, or “TIC”), and settlement period for debit and pre-paid cards. Previously, prepaid card issuers were not subject to any TIC. The new rule maintains the maximum TIC rate of 0.5% applicable to debit card issuers and introduces a maximum TIC rate of 0.7% applicable to prepaid card issuers.

Furthermore, Central Bank Resolution No. 96 amended and restated postpaid payment accounts rules in Brazil. This rule sets forth terms and conditions that issuers must comply with upon the issuance of credit cards and increasing or decreasing of the credit limits of their clients, as well as established additional information that must be included in credit card monthly statement.

On October 3, 2023, Law No. 14,690 was published, obliging the CMN to, through the Central Bank, regulate the interest and charges applicable to revolving credit charged in connection with financing of credit cards and other post-paid instrument invoices.As a result, on December 21, 2023, the CMN issued Resolution No. 5,112, which amended Resolution No. 4,549 to limit the amount of interest and other financial fees charged on credit cards and other post-paid instrument invoices, specifically revolving credit and installment billing. The resolution established that the total amount charged for each transaction as interest and charges may not exceed the original amount of the debt. The limitation on the charging of interest rates and other financial fees became effective on January 3, 2024.

Further, on October 30, 2023, the Central Bank issued Resolution No. 349, which entered into effect on November 3, 2023, establishing the need for registration of receivables arising from transactions within the scope of payment schemes based on postpaid accounts (i.e., credit cards and other postpaid payment instruments) that are part of the Brazilian payment system. This rule improves measures implemented by prior rules that already dealt with the time effectiveness for merchants to terminate prepayment of receivables agreements with acquirers. Merchant acquiring payment institutions (such as our subsidiary, Redecard Instituição de Pagamento S.A.) and registration entities have until April 1, 2024 to comply with these new obligations.

Portability of Credit Transactions

Portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and remaining term. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure.

On December 15, 2022, the CMN issued Resolution No. 5,057, which was published in order to consolidate applicable rules about portability of credit transactions. On October 3, 2023, Law No. 14,690 was published, obliging the Central Bank to regulate certain matters regarding credit card operations, including mechanisms of portability. On December 21, 2023, CMN Resolution No. 5,112, amended Resolution No. 5,057 to determine customers’ right to portability of outstanding balance of credit cards and other post-paid instruments. Resolution No. 5,112 will come into force on July 1, 2024 in respect of the amendments to Resolution No. 5,057.

Credit Derivatives

On April 20, 2023, the CMN, issued Resolution No. 5,070, which entered into effect on June 1, 2023 and overhauled the rules governing the performance of credit derivatives transactions by financial institutions and other institutions authorized to operate by the Central Bank. The regulation considers two types of credit derivatives: the credit default swap, or CDS, and the total return swap, or TRS. Among other matters, the regulation: (i) adjusts certain terms in line with the standards proposed by the International Swaps and Derivatives Association, or ISDA; (ii) updates the list of institutions able to act as a counterparty receiving credit risk in transactions carried out with financial institutions; (iii) enables the possibility to specify credit indices, asset indices, baskets or reference portfolios as reference entities and obligations of the credit derivatives; (iv) permits the performance of credit derivatives with financial flows denominated or referenced in currency or price indices other than those denominating or indexing the reference obligation; permits for credit derivatives to have reference obligations of lower liquidity, as long as their pricing methodology complies with the rules contained in the regulatory framework applicable to derivatives; (v) expands the list of institutions able to act as suppliers of quoted values for the reference obligations, including regulatory or self-regulatory entities and international trading platforms; and (vi) relaxed the requirement for maintaining ownership of the reference obligation by the counterparty transferring the risk, which will now be mandatory only in cases where the reference obligation is one or more credit or leasing transactions.

Recent Developments on Prudential Regulation Referring to Credit, Market and Operational Risk

On March 16, 2022, the Central Bank published Resolution No. 229, implementing the minimum standard of the BCBS for calculating the capital requirement related to credit risk, according to standardized approach (RWACPAD). This new regulation came into effect in July 2023 and replaced Central Bank Circular No. 3,644, of March 4, 2013, pursuant to “Basel III” requirements.

The regulation increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The regulation is addressed to financial institutions classified in segments 1 to 4, which currently opt for the standardized approach for credit risk.

In respect of internal models for credit risk (the IRB approaches), the Central Bank issued Resolution No. 303 on March 16, 2023, which came into effect by July 2023. The new framework for IRB approaches aims to reduce their complexity, limit their scope and increase the comparability between institutions that adopt such framework. Changes include the introduction of new minimum standards for some parameters, the reduction in the set of eligible portfolios such as stocks, project finance, securitization funds, and the introduction of a new permanent output floor (72.5% of standardized approach). There are several other improvements, one of them is the flexibility in the application process for the use of IRB approaches, which now allows partial permanent adoption by specific portfolios.

On April 26, 2023, the Central Bank issued Resolution No. 313, which will come into effect by July 2024 and addresses the second phase of the Central Bank`s market risk framework (Fundamental Review of the Trading Book or “FRTB”). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of risk-weighted assets (RWA) related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading portfolio (RWADRC). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate this hedging mechanism into their portfolios to reduce effective exposure to risk.

In respect of Operational Risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which will come into effect by January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for required capital for risk-weighted assets (RWAOPAD) currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

Insurance Collateralizing Credit Transactions

In 2023, Federal Law No. 14,652 was enacted, which allowed personal insurance, private pension plans and capitalization bonds to be granted as collateral for credit transactions, which may bolster the credit business in Brazil.

General Laws and Regulations Affecting the Financial System

We summarize below other laws and regulations that generally affect the Brazilian Financial System. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.

Anti-Corruption Law

The Brazilian anti-corruption law (Law No. 12,846/13, of August 1, 2013) establishes that legal entities will have strict liability (that is, regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings, including company dissolution, prohibition against obtaining financing from public entities and prohibition against participating in public biddings.

A presidential decree also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:

i.	To our Investor Relations website (see – “Menu – Itaú Unibanco – Corporate Governance – Regulatory and Policies – Policies – Corporate Corruption Prevention Policy”) from which you can electronically access further details about our Anti-corruption Corporate Policy.
ii.	To our Investor Relations website (see – “Menu – Itaú Unibanco – Corporate Governance – Regulatory and Policies – Policies – Corporate Policy on Integrity and Ethics and Conduct”) from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests.
iii.	To our Investor Relations website (see – “Menu – Itaú Unibanco – Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program.

None of our Investor Relations website and the policies, programs and guidelines mentioned above are incorporated by reference into this annual report.

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

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, financial institutions in Brazil must establish internal control and procedures aiming at, among others:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners (UBOs);
•	checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;
•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party;
•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
•	determining criteria for hiring personnel and offering anti-money laundering training for employees;
•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations;
•	maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds; and
•	unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties, including:

(i)	formal notice,
(ii)	variable pecuniary fine (of up to twenty million reais)
(iii)	temporary ineligibility of executive officers to hold any management position in financial institutions (for up to ten years)
(iv)	cancellation or suspension of the financial institution’s license to operate.

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

Consumer Protection

The Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or CDC, which is applicable to financial institutions, sets forth consumer defense and protection rules applicable to relationships with suppliers of products or services. The basic consumer rights regarding financial institutions are, among others:

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

Law No. 14,181, known as the “over-indebtedness” law, which amended the Brazilian Consumer Protection Code and the Senior Citizens’ Statute (Law No. 10,741 of October 1, 2003), provides preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Among other measures, Law No. 14,181 (i) implemented the concept of existential minimum (the minimum amount of income that a consumer should have for his subsistence), that cannot be compromised with the payment of credit contracts; and (ii) included a new chapter in the CDC dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement.

On July 26, 2022, the Brazilian Federal Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes as basic consumer rights the guarantee of responsible credit practices, financial education and prevention and treatment of over-indebtedness scenarios. Furthermore, the rule provides that certain debts and credit limits will not be computed in the calculation of the preservation and non-compromise of the existential minimum, such as debts not related to consumption, related to real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety or with endorsements.

On June 20, 2023, Decree No. 11,567/2023 was published and came into force. The new rule, among other changes, amended the caput of article 3 of Decree No. 11,150/2022, providing that the monthly income of the natural person consumer should be altered to R$600.00, from the previous R$303,00 provided in Decree No. 11,150.

Central Bank Rules on Consumer Relations

CMN Resolution No. 4,949 of September 30, 2021 provides the principles and procedures to be adopted in the relationship of financial institutions and other institutions authorized to operate by the Central Bank with their clients and users of financial products and services. On October 14, 2021, Central Bank Resolution No. 155 established almost identical principles and procedures to be adopted by payment institutions and consortium administrators.

The regulations set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Additionally, they define that institutions authorized to operate by the Central Bank (i) shall prepare and implement an institutional policy for the relation with consumers and users; (ii) must indicate to the Central Bank the officer responsible for complying with the obligations provided under the new rules; and (iii) must comply with other obligations within the scope of the new rules.

On October 3, 2023, Law No. 14,690 was sanctioned, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil).

Furthermore, on December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8 (Resolution 8/2023), which requires the institutions authorized to operate by the Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy, the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users. This rule will enter into effect on July 1, 2024.

Data Protection Law

The Brazilian Data Protection Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or LGPD, came into effect in September 2020 (except for administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brings about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and/or on the internet.

Further, Law No. 13,853/19 amended the LGPD to create and establish the attributions of the National Authority of Data Protection (Autoridade Nacional de Protecão de Dados), or ANPD who, among others, has the attributions of guaranteeing the protection of personal data, interpreting the LGPD and supervising compliance.

In the event of non-compliance with the LGPD, some administrative penalties could be imposed,  including (depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4, of  February 24, 2023) (1) warnings; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of gross sales of the entity, group or conglomerate of companies in Brazil; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.

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

Cybersecurity

We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial and payment institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with (i) CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection,(ii) SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers and (iii) the SEC’s new cybersecurity disclosure rules for foreign issuers, focusing on Risk Management, Strategy, Governance and Cybersecurity Incident Disclosure.

Relevant service data location and processing may occur inside or outside of Brazil. In case of data location and processing, the relevant contract may not hinder Central Bank’s supervision and the financial institution must have a contingence plan in place in case of termination or impossibility of provision of the services and management of information security risk of the third parties. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).

For further information on cybersecurity, see “Item 16K. – Cybersecurity.

Taxes on Transactions entered into by the Itaú Unibanco Group

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that you consult with your own tax advisors. The main taxes we are subject to, with their respective rates, are as follows:

Tax	Rate	Tax calculation basis
Corporate Income Tax, or IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
Social Contribution on Net Income, or CSLL	From January 2023 onwards, the applicable CSLL rate is 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).	Net income with adjustments (exclusions, additions, and deductions)
9.0% (other Itaú Unibanco Group companies).
COFINS	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Price of service rendered
IOF	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, and social contribution on net income (Contribuição Social Sobre o Lucro Líquido), or CSLL, are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

Beginning on January 2023, CSLL is levied on our taxable income at a 20.0% rate, which is the rate applicable for banks. The CSLL rate applicable to other financial institutions is generally 15%, while non-financial legal entities are usually subject to this tax at a 9.0% rate.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities’ taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed.

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

Service Tax

The service tax, or ISS, is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service or ISS. Among these modifications, the new law introduced a minimum tax rate of 2%.

The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on activities such as credit card and leasing operations, but former President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. Due to this change, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court, and, on March 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. Such lawsuit came to a final decision by the Federal Supreme Court in August of 2023, and it declared the new law unconstitutional. As a consequence, another law, published in September 2020 which provided for changes in relation to the Services Tax that were similar to those provided for in the legislation published in December 2016, was also declared unconstitutional.

Tax on Financial Transactions

The tax on financial transactions, or IOF, is levied at specific rates according to the transaction in question and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

For example, on September 16, 2021, Decree No. 10.797 increased the IOF/Credit daily rates from 0.0082% (individual) or 0.0041% (legal entities) to 0,01118% (individual) or 0,00559% (legal entities) between September 20, 2021, and December 31, 2021.

The table below summarizes the main IOF rates currently levied on our transactions. Notwithstanding, we note that IOF is a very complex tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)
Foreign exchange transactions	IOF/FX: zero to 5.38% (depending on the transaction). As of January 1st, 2023, rates are being reduced as per established in Decree No. 10,997/2022 Maximum rate: 25%
Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%
Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day
Securities	IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

As a result of Brazil committing to eliminate the IOF on foreign exchange transactions, Decree No. 10.997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the rate of IOF on foreign exchange transactions is reduced to 0% by 2029. The applicable rates follow the table below:

IOF/FX	2023	2024	2025	2026	2027	2028	2029
General Rate	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0%
Credit and debit card transactions, money withdrawal abroad and travel cheques	5.38%	4.38%	3.38%	2.38%	1.38%	0%	0%
Acquisition of foreign currency	1.10%	1.10%	1.10%	1.10%	1.10%	0%	0%
Cross-border transfer of funds to bank accounts held by resident persons	1.10%	1.10%	1.10%	1.10%	1.10%	0%	0%
Inbound loans with an average term not exceeding 180 days	0%	0%	0%	0%	0%	0%	0%

Brazil's consumption Tax Reform is enacted

On December 20, 2023, the approved tax reform was converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes will begin being implemented in 2026. The Tax Reform provides for the replacement of 5 taxes by two new value-added taxes, the Tax on Goods and Services (Imposto sobre Bens e Serviços, or IBS) and the Contribution on Goods and Services (Contribuição sobre Bens e Serviços, or CBS) within a 7-year transition period. The current taxes on consumption that will be replaced by the IBS and CBS include (i) tax on distribution of goods and services (Imposto sobre Circulação de Mercadorias e Serviços, or ICMS); (ii) tax on services (Imposto sobre Serviços, or ISS); (iii) tax on manufactured products (Imposto sobre Produtos Industrializados, or IPI); (iv) the Profit Participation Program Contribution (Programa de Integração Social, or PIS), and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS). The approved text of the Tax Reform also provides authorization for the Brazilian government to introduce a selective tax on goods and services that are harmful to health and/or the environment. As of the date of this annual report, the Tax Reform was approved and is subject to a transition period. Its application is subject to additional regulation.

Taxation of Closed Investment Funds and changes to taxation over applications and offshore entities

Law No. 14,754, dated December 13, 2023, introduced changes into the taxation of (i) closed-end funds, (ii) financial investments held by Brazilian residents outside of the country, (iii) controlled entities domiciled outside of Brazil, the so-called offshore companies, and (iii) trusts established outside of the country.

The main change introduced related to closed-end funds is the establishment of periodic withholding taxation on the gains obtained from specific types of closed-end investment funds (the so-called “come-cotas” regime), at the rate of 15% for long-term funds and at the rate of 20% for short-term funds. The new regulation also establishes that the accumulated earnings in the fund will be taxed. Specific individual non-resident investors may not be subject to such periodic taxation regime if certain conditions are met.

Other relevant changes introduced by this law include the standardization of the income tax rate for any financial operations undertaken abroad and the annual automatic taxation of profits generated by offshore companies.

As some of the modifications will be subject to additional regulation, and as the law introduced several modifications to our tax system, for a more in-depth analysis of its application to each specific situation, we recommend that tax advisors be consulted accordingly.

U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as us to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions or FFIs.

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

More than 70 jurisdictions have signed an IGA, including Brazil (which came into effect in Brazil on August 24, 2015), the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information.

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

In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016, providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service, or RFB, which in its turn is also expected to exchange such information with other countries’ tax authorities.

Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “foreign pass through payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). Even if withholding pursuant to clause (ii) would be required pursuant to FATCA or the IGA-BR with respect to such payments, such withholding would not apply prior to the date that is two years after the date on which final Treasury Regulations defining foreign pass-through payments are published. If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

Selected Statistical Information

The following information is included for analytical purposes and should be read in together with our consolidated financial statements, included elsewhere in this annual report, and  “Item 5. Operating and Financial Review and Prospects”.

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

The following methodologies were used when calculating the average balances of our assets and liabilities presented in the following tables. For the years 2023 and 2022 average balances, we used the monthly balances prepared in accordance with IFRS, reflecting the adoption of IFRS 17.

The majority of our business is comprised of operations with individuals and corporate entities without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below:

	2023			2022 (2)			2021 (2)
Assets	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-earning assets (1)	2,226,124	280,596	12.6%	1,952,489	202,490	10.4%	1,794,797	145,931	8.1%
Interest-bearing deposits in other banks	54,713	4,122	7.5%	58,249	3,145	5.4%	62,697	1,203	1.9%
Securities purchased under agreements to resell	245,683	33,898	13.8%	197,203	25,467	12.9%	195,340	9,812	5.0%
Central Bank compulsory deposits	123,120	12,569	10.2%	99,524	10,228	10.3%	86,641	3,613	4.2%
Financial Assets	809,296	98,800	12.2%	666,791	45,694	6.9%	627,242	38,691	6.2%
Financial assets at fair value through profit or loss	444,115	58,211	13.1%	376,268	13,325	3.5%	378,731	16,678	4.4%
Financial assets at fair value through other comprehensive income	130,226	27,463	21.1%	102,811	20,546	20.0%	107,825	17,193	15.9%
Financial assets at amortized cost	234,955	13,126	5.6%	187,712	11,823	6.3%	140,686	4,820	3.4%
Other Financial Assets	119,835	745	0.6%	103,611	1,112	1.1%	94,926	-177	(0.2%)
Loans and leases	873,477	130,462	14.9%	827,111	116,844	14.1%	727,951	92,789	12.7%
Non-interest-earning assets	221,302	-		216,707	-		220,500	-
Cash and due from banks	32,614			38,568			41,078
Central Bank compulsory deposits	10,050			10,708			9,516
Derivatives	74,559			72,717			74,387
Non-accrual loans	35,483			30,837			25,293
Provisions for Expected Loss	(54,262)			(49,282)			(46,812)
Premises and equipment, net	7,816			7,191			6,873
Investments in unconsolidated companies	8,289			6,853			9,845
Goodwill	2,154			1,699			1,724
Intangible assets, net	21,466			20,127			17,256
Tax assets	62,426			58,948			63,018
Assets held for sale	393			372			358
Other assets	20,314			17,969			17,964
Total	2,447,426			2,169,196			2,015,297
1) For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".
2) The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

Liabilities	2023			2022 (1)			2021 (1)
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-bearing liabilities	1,983,947	186,835	9.4%	1,702,169	138,407	8.1%	1,557,003	69,305	4.5%
Interest-bearing deposits	798,378	71,508	9.0%	689,563	52,358	7.6%	667,407	20,492	3.1%
Savings deposits	174,786	11,863	6.8%	183,889	12,584	6.8%	184,469	6,161	3.3%
Deposits from banks and time deposits	623,592	59,645	9.6%	505,674	39,774	7.9%	482,938	14,331	3.0%
Securities sold under repurchase agreements	328,637	41,624	12.7%	261,482	28,399	10.9%	249,691	8,635	3.5%
Interbank market debt and Institutional market debt	438,861	44,782	10.2%	379,593	35,635	9.4%	299,712	34,794	11.6%
Interbank market debt	316,590	34,543	10.9%	250,247	22,878	9.1%	161,931	24,929	15.4%
Institutional market debt	122,271	10,239	8.4%	129,346	12,757	9.9%	137,781	9,865	7.2%
Reserves for insurance and private pension and Liabilities for capitalization plans	254,228	28,585	11.2%	225,091	21,873	9.7%	221,084	5,346	2.4%
Other interest-bearing liabilities	163,843	336	0.2%	146,440	142	0.1%	119,109	38	-
Non-interest bearing liabilities	275,243	-		297,715	-		300,039	-
Non-interest bearing deposits	118,046			140,765			145,306
Other non-interest-bearing liabilities	157,197			156,950			154,733
Total stockholders’ equity attributed to the owners of the parent company	180,105			159,250			146,678
Non-controlling interests	8,131			10,062			11,577
Total	2,447,426			2,169,196			2,015,297
1) The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

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

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	2023			2022
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	36,129	98,535	134,664	15,133	41,426	56,559
Interest-bearing deposits in other banks	(133)	3,052	2,919	(79)	2,021	1,942
Securities purchased under agreements to resell	3,097	20,989	24,086	94	15,561	15,655
Central Bank compulsory deposits	1,323	7,633	8,956	600	6,015	6,615
Financial Assets	11,638	48,470	60,108	1,134	5,869	7,003
Financial assets at fair value through profit or loss	3,336	38,196	41,532	(108)	(3,245)	(3,353)
Financial assets at fair value through other comprehensive income	4,023	6,247	10,270	(754)	4,107	3,353
Financial assets at amortized cost	4,279	4,027	8,306	1,996	5,007	7,003
Other Financial Assets	(59)	981	922	(18)	1,307	1,289
Loans and leases	20,263	17,410	37,673	13,402	10,653	24,055

Interest-bearing liabilities	22,474	95,056	117,530	(7,370)	76,472	69,102
Interest-bearing deposits	4,943	46,073	51,016	687	31,179	31,866
Saving deposits	-306	6,007	5,701	(19)	6,442	6,423
Deposits from Banks and Time Deposits	5,249	40,066	45,315	706	24,737	25,443
Securities sold under repurchase agreements	3,502	29,487	32,989	427	19,337	19,764
Interbank market debt and Institutional market debt	13,093	(3,105)	9,988	(8,594)	9,435	841
Interbank market debt	13,832	(4,218)	9,614	(8,034)	5,983	(2,051)
Institutional market debt	(739)	1,113	374	(560)	3,452	2,892
Reserves for insurance and private pension and Liabilities for capitalization plans	917	22,322	23,239	99	16,428	16,527
Other Interest-bearing liabilities	19	279	298	11	93	104
1)	Volume change has been computed as the chage in the average interest earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period.
2)	Yield/rate change has been computed as the chage in the yield/rate in the period multiplied by the average interest-bearing liabilities in the earlier period.
3)	We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms.

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the periods indicated below:

	2023	2022 (6)	2021 (6)
	(in millions os R$, excect porcentagens)
Total average interest-earning assets	2,226,124	1,952,490	1,794,796
Total average interest-bearning liabilities	1,983,947	1,702,168	1,557,003
Net Interest income (1)	93,761	64,083	76,626
Average yield on average interest-earning assets (2)	12.6%	10.4%	8.1%
Average rate on average interest-bearing liabilities (3)	9.4%	8.1%	4.5%
Net interest spread (4)	3.2%	2.2%	3.7%
Net interest margin (5)	4.2%	3.3%	4.3%

1)	Is the sum of total interest, total interest, similar income and total expenses and similar expenses and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss and similar expenses.
2)	Total interest, similar income and dividends divided by total average interest-earning assets
3)	Total interest and similar expenses divided by total average interest-bearing liabilities.
4)	Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
5)	Net interest income divided by total average interest-earning assets.
6)	The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

Assets

Portfolio of Securities and Derivative Financial Instruments

General Information

We present below our portfolio of financial assets at fair value through profit or loss – Securities, Financial Assets at Fair Value Through Other Comprehensive Income, Financial Assets at Amortized Cost and Derivative Financial Instruments as of December 31, 2023, 2022 and 2021.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see “Note 2 - Significant Accounting Policies - d) Summary of main accounting practices – V. Investments in Associates and Joint Ventures” to our consolidated financial statements. Financial assets held for trading and designated at fair value through profit or loss and financial assets at fair value through other comprehensive income are stated at fair value and financial assets at amortized cost - securities are stated at amortized cost. For further information, see “Note 2 – Significant Accounting Policies” to our consolidated financial statements.

As of December 31, 2023, we held securities issued by the Brazilian government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$520,411 million and R$520,964 million, respectively, which represented 261.73%of our consolidated stockholders’ equity as of that date. As of December 31, 2022, we held securities issued by the Brazilian government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$397,830 million and R$394,082 million, respectively, which represented 222.55% of our consolidated stockholders’ equity as of that date. As of December 31, 2021, we held securities issued by the Brazilian government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$365,983 million and R$362,449 million, respectively, which represented 220.37% of our consolidated stockholders’ equity as of that date. As of December 31, 2023, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0%of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian government. Additionally, securities issued by the Brazilian government are accepted as deposits in our operations with the market that are held with B3.

Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss - Securities

Listed below are the assets acquired and accrued which are either available for sale in the short term or are part of a portfolio of financial instruments that are managed as a whole and for which there is a recent history of sales in the short term. For further information see “Note 5 – Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss - Securities” to our consolidated financial statements.

Financial Assets at Fair Value Through Profit or Loss	As of December, 31,
	2023	2022 (2)	2021(2)
	Fair value	Fair value	Fair value
	(In millions of R$)
Investment funds	26,570	32,491	20,139
Brazilian government securities (1a)	342,092	230,352	221,755
Government securities – Latin America (1b)	2,875	3,489	2,890
Government securities – Other Countries (1b)	2,562	4,528	2,671
Corporate securities (1c)	137,653	112,679	114,468
Shares	26,535	15,537	19,357
Rural product note	4,203	2,517	6,852
Bank deposit certificates	128	360	150
Real estate receivables certificates	1,591	1,480	1,012
Debentures	76,548	62,942	65,788
Eurobonds and other	2,464	4,373	5,253
Financial bills	22,552	19,378	10,111
Promissory and commercial notes	2,602	3,900	4,684
Other	1,030	2,192	1,261
Total	511,752	383,539	361,923

1)	Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: : a) R$ 118,798 (R$ 45,746 at 12/31/2022 and R$ 50,116 at 12/31/2021), b) R$ 87 (R$ 317 at 12/31/2022 and R$ 171 at 12/31/2021) and c) R$ 11,788 (R$ 14,199 at 12/31/2022 and R$ 15,984 at 12/31/2021), totaling R$ 130,673 (R$ 60,262 at 12/31/2022 and R$ 66,271 at 12/31/2021).
2)	The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

We note that Brazilian government securities represented over 66.8% of our portfolio of financial assets at fair value through profit or loss  in 2023. Brazilian government securities classified at fair value through profit or loss represented 13.5% of our total assets in the same period.  For further information see “Item 3D. Risk Factors —Credit— Exposure to Brazilian government debt could have a material adverse effect on us”.

Assets at Fair Value Through Other Comprehensive Income

Listed below are financial assets that, according to our management’s understanding, may be sold in response to, or before changes in, market conditions and are not classified as financial assets at fair value through profit or loss, loans and receivables or held to maturity. For further information see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our consolidated financial statements.

	As of December 31,
Financial Assets at Fair Value Through	2023	2022(2)	2021(2)
Other Comprehensive Income	Fair value	Fair value	Fair value

	(In millions of R$)
Brazilian government securities (1a)	83,905	76,679	69,642
Other	-	-	-
Government securities – Latin America (1b)	23,872	27,510	25,676
Government securities – Other Countries (1b)	9,910	10,400	4,518
Corporate securities (1c)	12,352	12,159	5,786
Shares	6,143	4,885	743
Rural product note	-	390	-
Bank deposit certificates	44	714	131
Debentures	1,773	1,183	351
Eurobonds and others	4,057	4,279	4,498
Financial bills	-	13	6
Other	268	695	57
Total	130,039	126,748	105,622

1)	The fair value of Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 38,389 (R$ 50,918 at 12/31/2022 and R$ 43,560 at 12/31/2021), b) R$ 2,932 (R$ 6,662 at 12/31/2022 and R$ 2,385 at 12/31/2021) and c) R$ 868 (R$ 720 at 12/31/2022 and R$ 778 at 12/31/2021), totaling R$ 42,189 (R$ 58,300 at 12/31/2021 and R$ 46,723 at 12/31/2021).
2)	The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

Brazilian government securities and corporate securities represented  64.5% and 9.5%, respectively, of our portfolio of assets at fair value through other comprehensive income in 2023. Brazilian government securities and corporate securities classified as assets at fair value through other comprehensive income, which are used as a hedge for our subordinated debt portfolio, represented 3.3% and 0.5%, respectively, of our total assets in the same period.

Financial Assets at Amortized Cost

Listed below are non-derivative financial assets that we have the intention and financial ability to held to maturity. For further information see “Note 9– Financial assets at amortized cost – Securities” to our financial statements.

	As of December 31,
Financial Assets at Amortized Cost	2023	2022(2)	2021(2)
	Fair Value	Fair Value	Fair Value
	(In millions of R$)
Brazilian government securities (1a)	94,967	85,491	68,008
Government securities – Latin America	27,865	18,947	13,146
Government securities – Other Countries	22,708	20,285	11,735
Corporate securities (1b)	114,349	86,265	52,909
Rural product note	37,956	25,989	5,892
Bank deposit certificates	19	98	109
Securitized real estate loans	5,904	5,734	3,987
Debentures	56,813	45,950	37,520
Eurobonds and others	516	118	455
Financial bills	1,573	113	51
Promissory and commercial notes	10,230	7,350	4,217
Other	1,338	913	678
Total	259,889	210,988	145,798

1)	Financial Assets at Amortized Cost - Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 16,738 (R$ 23,639 at 12/31/2022 and R$ 12,570 at 12/31/2021); and b) R$ 20,114 (R$ 12,718 at 12/31/2022 and R$ 11,358 at 12/31/2021), totaling R$ 36,852 (R$ 36,357 at 12/31/2022 and R$ 23,928 at 12/31/2021).
2)	The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

There was 36.5% reduction in the portfolio of Brazilian government securities from our financial assets at amortized cost in December 2023 due to the significant growth of private securities in the period, especially in Crédito de Produto Rural, or CPR, and Debentures. The Brazilian government securities classified at amortized cost accounted for a 3.7 decrease of the total assets in the same period.

Derivatives

Derivatives are classified on the date of their acquisition in accordance with our management’s intention to use them as a hedging instrument, as determined by Brazilian regulations. For further information see Note 6 – “Derivatives” of our financial statements. Our derivatives portfolio (assets and liabilities) is comprised of futures, forward, swaps, options and credit derivatives, as stated in the table below:

Derivative Financial Instruments	ForThe Year Ended December 31,
	2023	% of total	2022	% of total	2021	% of total
	(In millions of R$, except percentages)
Assets
Options agreements	7,718	14.0	23,671	30.3	21,252	30.8
Forwards	3,274	5.9	601	0.8	3,111	4.5
Swaps – adjustment receivable	37,957	68.7	46,902	59.9	38,014	55.0
Credit derivatives	282	0.5	492	0.6	242	0.4
NDF - Non Deliverable Foward	5,378	9.7	6,140	7.9	5,943	8.6
Others - derivative financial instruments	642	1.2	402	0.5	483	0.7
Total derivative financial instruments assets	55,251	100.0	78,208	100.0	69,045	100.0
Derivative financial instruments as percentage of total assets	2.2%		3.4%		3.3%
Liabilities
Options agreements	(8,972)	20.4	(29,882)	38.9	(22,547)	35.7
Forwards	(2,982)	5.3	(65)	0.1	(762)	1.2
Swaps – adjustment payable	(35,741)	63.8	(39,068)	50.8	(34,646)	54.9
Credit derivatives	(149)	0.5	(604)	0.8	(198)	0.3
NDF - Non Deliverable Foward	(4,478)	9.6	(6,626)	8.6	(4,896)	7.7
Others - derivative financial instruments	(153)	0.4	(616)	0.8	(155)	0.2
Total derivative financial instruments liabilities	(52,475)	100.0	(76,861)	100.0	(63,204)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder's equity	2.1%		3.3%		3.1%

Distribution of our financial assets by maturity	December 31, 2023
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)
	(In millions of R$, except percentages)
At Fair Value Through Profit or Loss	43,119		84,478		289,490		62,451		32,214		511,752
Investment funds (1)	16,584	-	1,455	-	6,842	-	1,629	-	60	-	26,570	-
Brazilian government securities	-	-	66,220	2.7	218,846	3.2	34,674	3.9	22,352	5.9	342,092	3.4
Government securities - Latin America	-	-	1,706	6.4	446	4.9	535	10.9	188	19.8	2,875	7.9
Government securities - Other Countries	-	-	2,314	0.1	248	5.5	-	-	-	-	2,562	0.7
Corporate securities	26,535		12,783		63,108		25,613		9,614		137,653
Shares	26,535	-	-	-	-	-	-	-	-	-	26,535	-
Bank deposit certificates	-	-	83	2.4	45	-	-	-	-	-	128	1.6
Real estate receivables certificates	-	-	13	1.0	739	0.5	631	0.2	208	0.8	1,591	0.5
Debentures	-	-	5,487	1.7	42,916	3.6	19,526	5.8	8,619	20.3	76,548	5.9
Eurobonds and other	-	-	258	0.9	1,853	-	331	1.1	22	3.3	2,464	0.3
Financial bills	-	-	4,311	1.2	13,569	1.0	3,907	2.3	765	-	22,552	1.2
Promissory and commercial notes	-	-	898	8.9	1,481	4.7	223	-	-	-	2,602	5.7
Rural product note	-	-	1,508	1.6	2,071	2.4	624	1.1	-	-	4,203	1.9
Other	-	-	225	4.6	434	0.1	371	1.2	-	6.3	1,030	1.5
Derivatives	-		24,297		20,484		10,470		-		55,251
At Fair Value Through Other Comprehensive Income	6,143		42,500		56,886		14,585		9,925		130,039
Brazilian government securities	-		22,203	2.8	40,895	3.7	12,550	0.9	8,257	8.6	83,905	3.6
Government securities - Latin America	-	-	15,962	17.2	5,926	12.0	1,213	7.2	771	1.6	23,872	14.9
Government securities - Other Countries	-	-	3,177	-	6,733	1.3	-	-	-	-	9,910	0.9
Corporate securities	6,143		1,158		3,332		822		897		12,352
Shares	6,143	-	-	-	-	-	-	-	-	-	6,143	-
Bank deposit certificates	-	-	28	4.2	16	2.2	-	-	-	-	44	3.5
Real estate receivables certificates	-	-	-	-	31.0	0.7	36.0	-	-	-	67.0	0.3
Debentures	-	-	94	5.4	1,018	1.4	331	1.6	330	8.3	1,773	2.9
Eurobonds and others	-	-	943	0.3	2,119	1.0	428	1.3	567	7.4	4,057	1.8
Other	-	-	93	0.2	148	-	27	2.6	-	-	268	0.4
At Amortized Cost	-		81,745		131,918		42,031		4,195		259,889
Brazilian government securities	-		23,748	4.2	53,204	5.9	15,242	5.3	2,773	18.6	94,967	5.8
Government securities - Latin America	-	-	21,908	19.9	5,497	11.2	460	7.3	-	-	27,865	18.0
Government securities - Other Countries	-	-	14,093	3.8	8,615	2.0	-	-	-	-	22,708	3.1
Corporate securities	-		21,996		64,602		26,329		1,422		114,349
Rural product note	-	-	14,964	5.5	19,827	3.3	3,165	0.4	-	-	37,956	3.9
Bank deposit certificates	-	-	19	8.3	-	-	-	-	-	-	19	8.3
Real estate receivables certificates	-	-	221	2.6	4,607	0.9	956	0.1	120	0.1	5,904	0.8
Debentures	-	-	4,136	7.1	31,712	6.8	19,663	5.3	1,302	4.5	56,813	6.3
Eurobonds and other	-	-	4	1.0	216	1.3	296	2.5	-	-	516	2.0
Financial bills	-	-	83	21.6	1,490	-	-	-	-	-	1,573	1.1
Promissory and commercial notes	-	-	2,328	13.2	5,765	6.2	2,137	2.3	-	-	10,230	7.0
Other	-	-	241	-	985	-	112	-	-	-	1,338	-

1)	Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield

Distribution of our financial assets by currency	Securities			Derivatives
	Amortized Cost	Fair Value Through Profit or Loss	Fair Value Through other Comprehensive Income	Fair Value Through Profit or Loss	Total
	(In millions of R$)
December 31, 2023	259,889	511,752	130,039	55,251	956,931
Denominated in Brazilian currency	213,537	490,928	52,988	11,966	769,419
Denominated in Brazilian currency and indexed by foreign currency (1)	12,847	6,114	185	3,710	22,856
Denominated in foreign currency	33,505	14,710	76,866	39,575	164,656
December 31, 2022 (2)	217,277	385,099	121,052	78,208	801,636
Denominated in Brazilian currency	176,671	359,702	46,725	7,870	590,968
Denominated in Brazilian currency and indexed by foreign currency (1)	13,240	4,337	1,743	3,192	22,512
Denominated in foreign currency	27,366	21,060	72,584	67,146	188,156
December 31, 2021 (2)	145,798	364,967	105,622	69,045	685,432
Denominated in Brazilian currency	112,553	338,358	42,485	9,711	503,107
Denominated in Brazilian currency and indexed by foreign currency (1)	11,377	4,981	2,163	6,905	25,426
Denominated in foreign currency	21,868	21,628	60,974	52,429	156,899

1)	Predominantly U.S. dollars.
2)	The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments as of December 31, 2023 in Brazilian reais and in foreign currency, including the instruments denominated in foreign currencies. For the notional amount of derivative financial instruments, please see “Note 6 – Derivatives” to our consolidated financial statements.

Derivative financial instruments (notional amounts)	For The Year Ended December 31, 2023,
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts
Buy (Sale) commitments, net	33,478	(33,478)	-
Forward contracts
Buy (Sale) commitments, net	2,016	36,592	38,608
Future contracts
Buy (Sale) commitments, net	(315,112)	6,713	(308,399)
Buy (Sale) commitments, net	(16,565)	(496)	(17,061)
Others
Buy (Sale) commitments, net	27,374	(126)	27,248

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

			December 31,
Required reserve deposits	Regulation (1)	Yield	2023	2022	2021
Demand Deposits (4)
Compulsory	Resolution No. 189	Zero	20%	21%	21%
Rural (2)	Resolution No. 4903	Zero	30%	25%	30%
Microcredit (2)	Resolution No. 4861 / 4854	Zero	2%	2%	2%
Savings Accounts (3)
Compulsory	Resolution No. 188	TR + 6.17% p.a.	20%	20%	20%
Real estate financing (2)	Resolution No. 4,676	80% (TR + 6.17% p.a.)	65%	65%	65%
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Resolution No. 145	SELIC	20%	20%	20%

1)	Most recent regulation on the matter.
2)	This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.
3)	Remuneration on funds in savings deposits: For deposits made until March 5, 2012, inclusive: TR + 6.17% per annum. For deposits made after March 5, 2012: (a) If the target of the Selic rate is higher than 8.5% per annum: TR + 6.17% per annum; (b) If the target of the Selic rate is lower than 8.5% per annum: TR + 70% of the target of the Selic rate per annum.
4)	Don't include voluntary deposit balances in the amount of R$2,400 as of December 31, 2022 (R$5,800 as of December 31, 2021).

As of December 31, 2023, we recorded R$135,401 million in compulsory deposit in cash compared to R$113,348 million as of December 31, 2022 and R$121,143 million in interested-bearing deposits as of December 31, 2023, compared to R$102,600 million as of December 31, 2022.

Required reserve deposits	2023		2022		2021
	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
	(In millions of R$, except percentages)
Non-interest bearing deposits (1)	14,258	10.5	10,748	9.5	12,012	11.5
Interest-bearing deposits (2)	121,143	89.5	102,600	90.5	92,580	88.5
Total	135,401	100.0	113,348	100.0	104,592	100.0

1)	Mainly related to demand deposits.
2)	Mainly related to time and savings deposits.

Loan and lease operations

Most of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, 51.1% of our credit portfolio consists of transactions with fixed interest rates and 48.9% of our credit portfolio consists of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and onlending operations. Our loans abroad represented 27.7%, 30.0% and 31.6% of our loan portfolio as of December 31, 2023, 2022 and 2021, respectively. For further information, see “Note 32 – Risk and Capital Management - b) Risk Management -  I.IV - Maximum Exposure of Financial Assets to Credit Risk” to our consolidated financial statements.

Loan and Lease Operations by Type

The following table sets forth the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans;
•	The Corporate portfolio consists primarily of loans made to large corporate clients;
•	The Small and Medium Businesses portfolio consists primarily of loans to small and medium-sized companies; and
•	The Foreign Loans – Latin America subsidiaries consists of loans granted to individuals and companies by our operations in Chile, Colombia, Paraguay and Uruguay.

Loan and Lease Operations, by type (1)	2023		2022		2021
	Loan	Allowance (2)	Loan	Allowance (2)	Loan	Allowance (2)
	(In millions of R$)
Individuals	416,616	29,051	400,103	30,281	332,536	24,220
Corporate	136,461	6,690	139,268	5,453	135,035	4,807
Small and Medium Businesses	169,110	8,508	164,896	9,590	149,970	7,391
Foreign Loans Latin America (3)	188,403	6,614	205,155	7,000	205,049	7,898
Total Loan operations and lease operations portfolio	910,590	50,863	909,422	52,324	822,590	44,316

1)	We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$33,243 million, R$34,850 million and R$26,630 million as of December 31, 2023, 2022 and 2021, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$5,959 million, R$5,490 million and R$6,108 as of December 31, 2023, 2022 and 2021, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations.
2)	Comprises Provision for Expected Loss for Financial Guarantees Pledged R$887 million (R$810 million and R$767 million as of December 31, 2022 and 2021) and Commitments to be Released R$3,311 million (R$2,874 million and R$4,433 million as of December 32, 2022 and 2021).
3)	As of December 31, 2023 other than "Foreign Loans Latin America", 24% of Corporate and 18% of Small and Medium Businesses correspond to cross-border outsanding.

Loan and Lease Operations by Maturity

The following table sets forth the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	2023
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	207,972	126,675	50,333	12,846	397,826
Corporate	80,830	47,942	7,152	78	136,002
Small and Medium Businesses	98,812	64,403	1,552	84	164,851
Foreign Loans Latin America	90,706	48,849	20,703	24,123	184,381
Total (1)	478,320	287,869	79,740	37,131	883,060
1)	Includes R$ 13.720 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2022
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	197,440	118,976	48,671	13,116	378,203
Corporate	78,886	47,670	11,485	109	138,150
Small and Medium Businesses	103,239	56,445	1,275	105	161,064
Foreign Loans Latin America	96,701	56,086	22,121	26,441	201,349
Total (1)	476,266	279,177	83,552	39,771	878,766
1)	Includes R$ 21.895 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2021
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	167,227	99,920	40,705	11,528	319,380
Corporate	75,189	47,409	10,977	260	133,835
Small and Medium Businesses	91,661	54,223	1,385	125	147,394
Foreign Loans Latin America	83,182	65,765	26,364	25,711	201,022
Total (1)	417,259	267,317	79,431	37,624	801,631
1)	Includes R$ 15,752 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	2023
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	17,323	1,467	-	-	18,790	416,616	(29,051)	387,565
Corporate	460	-	-	-	460	136,461	(6,690)	129,771
Small and Medium Businesses	4,086	173	-	-	4,259	169,110	(8,508)	160,602
Foreign Loans Latin America	3,793	229	-	-	4,022	188,403	(6,614)	181,789
Total (2)	25,662	1,869	-	-	27,531	910,590	(50,863)	859,727
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$ 19.523 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	2022
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	20,066	1,835	-	-	21,901	400,103	(30,281)	369,822
Corporate	1,113	5	-	-	1,118	139,268	(5,453)	133,815
Small and Medium Businesses	3,397	434	-	-	3,831	164,896	(9,590)	155,306
Foreign Loans Latin America	3,673	133	-	-	3,806	205,155	(7,000)	198,155
Total (2)	28,249	2,407	-	-	30,656	909,422	(52,324)	857,098

1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$ 12.956 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	2021
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	11,362	1,795	-	-	13,157	332,536	(24,220)	308,316
Corporate	1,186	14	-	-	1,200	135,035	(4,807)	130,228
Small and Medium Businesses	2,150	426	-	-	2,576	149,970	(7,391)	142,579
Foreign Loans Latin America	3,893	134	-	-	4,027	205,049	(7,898)	197,151
Total (2)	18,591	2,369	-	-	20,960	822,590	(44,316)	778,274
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$10.879 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by Interest Rate

The following table sets forth the classification of our credit portfolio into fixed and variable rates, including non-overdue and overdue installments:

Non-Overdue Installments	2023
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	174,572	154,475	74,645	37,131	440,823
Fixed rates	303,748	133,394	5,095	-	442,237
Total (1)	478,320	287,869	79,740	37,131	883,060

1)	Includes R$13,720 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2022
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	183,752	153,876	77,224	39,771	454,623
Fixed rates	292,514	125,301	6,328	-	424,143
Total (1)	476,266	279,177	83,552	39,771	878,766

1)	Includes R$21,895 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	2021
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	160,971	152,910	72,811	37,624	424,316
Fixed rates	256,288	114,407	6,620	-	377,315
Total (1)	417,259	267,317	79,431	37,624	801,631

1)	Includes R$15,752 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	2023
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,353	237	-	-	4,590	445,413
Fixed rates	21,309	1,632	-	-	22,941	465,177
Total (2)	25,662	1,869	-	-	27,531	910,590

1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$19,523 millon related to overdue installments of the non-accrual loans.

Overdue Installments (1)	2022
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,038	142	-	-	4,180	458,803
Fixed rates	24,211	2,265	-	-	26,476	450,619
Total (2)	28,249	2,407	-	-	30,656	909,422

1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$12,956 millon related to overdue installments of the non-accrual loans.

Overdue Installments (1)	2021
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,304	150	-	-	4,454	428,770
Fixed rates	14,287	2,219	-	-	16,506	393,820
Total (2)	18,591	2,369	-	-	20,960	822,590
1)	Defined as loans and leases contractually past due as to payment of interest or principal.
2)	Includes R$10,879 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by Economic Activity

The following table sets forth the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower as of the periods indicated below.

	December 31
	2023		2022		2021
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Industry and commerce	186,198	20.4	197,351	21.7	190,491	23.1
Services	182,795	20.1	177,180	19.5	173,332	21.1
Individuals	503,519	55.3	497,819	54.7	421,115	51.2
Other Sectors	38,078	4.2	37,072	4.1	37,652	4.6
Total	910,590	100.0	909,422	100.0	822,590	100.0

As of December 31, 2023, we did not have any concentration of loan and lease operations exceeding 10% of our total portfolio that we did not disclose in one of the categories of loans and losses above.

Loan and Lease Operations by Concentration

The following table sets forth the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors as of the periods indicated below:

	For the Year Ended December 31,
Concentration	2023		2022		2021
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Largest debtor	5,378	0.6	5,916	0.7	6,414	0.8
10 largest debtors	34,637	3.8	33,265	3.7	33,694	4.1
20 largest debtors	54,100	5.9	50,714	5.6	49,541	6.0
50 largest debtors	87,446	9.6	85,427	9.4	79,403	9.7
100 largest debtors	121,866	13.4	118,015	13.0	111,116	13.5

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

Information on the Quality of Loans and Leases

The table below shows our non-accrual loans together with certain asset quality ratios.

	For The Year Ended December 31,
	2023	2022	2021
	(In millions of R$, except percentages)
Allowance for loan losses	50,863	52,324	44,316
Total loans and leases operations portfolio	910,590	909,422	822,590
Allowance for loan losses as a percentage of total loans (%)	5.6	5.8	5.4

1)	Comprises Provision for Expected Loss for Financial Guarantees Pledged R$887 million (R$810 million and R$767 million as of December 31, 2022 and 2021) and Commitments to be Released R$3,311 million (R$2,874 million and R$4,433 million as of December 31, 2022 and 2021).

Impairment

The requirements for assessing the impairment of financial assets are based on an expected credit loss model.

The expected credit loss model includes the use of prospective information and classification of financial assets in three stages:

•	Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased without credit recovery issues;
•	Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and
•	Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross amount.

An asset will migrate from one stage to another as its credit risk increases or decreases. Therefore, a financial asset that began in Stage 1 and migrated to Stages 2 and 3 may return to Stage 1, unless it was originated or purchased with credit recovery issues.

	For The Year Ended December 31,
Allowance for Loan and Leases Losses	2023	2022	2021
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	52,324	44,316	48,322
Write-offs	(33,024)	(20,142)	(18,007)
Individuals	(25,133)	(13,876)	(10,309)
Corporate	(138)	(822)	(310)
Small and Medium Businesses	(4,930)	(3,661)	(2,354)
Foreign Loans Latin America	(2,823)	(1,783)	(5,034)
Expected Loss with Loan Operations and Lease Operations	31,563	28,150	14,001
Amount Recognized in the Balance Sheet at the end of period	50,863	52,324	44,316
Ratio of Write-offs during the period to average loans outstanding during the period (%)	3.6	2.3	2.4
Ratio of allowance for loan losses to total loans and leases (%)	5.6	5.8	5.4

1)	Receivables are partially written off based on an estimate of recovery on a portfolio. The recovery of receivables partially written off is the recovery on a contract level adjusted by the reduction in the estimate of remaining receivables of the portfolio. As of December 31, 2023 the recovery of loans were R$1,882 millions.

For the year ended December 31, 2023, we wrote off a total amount of R$33,024 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.6%.

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

	2023			2022			2021
	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans

Individuals	29,051	3.2	45.7	30,281	3.3	44.0	24,220	2.9	40.5
Corporate	6,690	0.8	15.0	5,453	0.6	15.3	4,807	0.6	16.4
Small and Medium Businesses	8,508	0.9	18.6	9,590	1.1	18.1	7,391	0.9	18.2
Foreign Loans Latin America	6,614	0.7	20.7	7,000	0.8	22.6	7,898	1.0	24.9
Total	50,863	5.6	100.0	52,324	5.8	100.0	44,316	5.4	100.0

1)	Comprises Provision for Expected Loan for Financial Guarantees Pledged R$887 million( R$810 million and R$767 million as of December 31,2022 and 2021) and Commitments to be Released R$3.311 million ( R$2.874 million and R$4.433 million as of December 31,2022 and 2021).

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

Our renegotiated loan portfolio increased to 3.1% of our total loan portfolio as of December 31, 2023, compared to 2.7% as of December 31, 2022. At the end of 2023, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 30.7% compared to 29.5% as of December 31, 2022.

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

The tables below set forth an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2023, 2022 and 2021:

Renegotiated loan and lease operations	December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	426	1,537	15,754	17,717
Corporate	13	110	1,025	1,148
Small and medium businesses	98	770	4,554	5,422
Foreign loans - Latin America	19	905	2,587	3,511
Total renegotiated loan and lease operations	556	3,322	23,920	27,798

Renegotiated loan and lease operations	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	385	1,414	12,772	14,571
Corporate	5	2	1,402	1,409
Small and medium businesses	91	1,041	4,630	5,762
Foreign loans - Latin America	27	1,136	1,332	2,495
Total renegotiated loan and lease operations	508	3,593	20,136	24,237

Renegotiated loan and lease operations	December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	424	1,002	9,168	10,594
Corporate	39	66	2,862	2,967
Small and medium businesses	218	910	5,221	6,349
Foreign loans - Latin America	65	1,312	1,540	2,917
Total renegotiated loan and lease operations	746	3,290	18,791	22,827

Renegotiated Loans

The following table set forth additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2023, 2022 and 2021:

Renegotiated loan and lease operations	December 31, 2023
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	8,157	1,486	7,597	477	17,717
Corporate	976	121	50	1	1,148
Small and medium businesses	2,151	703	2,403	165	5,422
Foreign loans - Latin America	1,840	625	747	299	3,511
Total renegotiated loan and lease operations	13,124	2,935	10,797	942	27,798

Renegotiated loan and lease operations	December 31, 2022
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	6,153	1,502	6,619	297	14,571
Corporate	1,261	5	141	2	1,409
Small and medium businesses	2,027	921	2,603	211	5,762
Foreign loans - Latin America	871	940	460	224	2,495
Total renegotiated loan and lease operations	10,312	3,368	9,823	734	24,237

Renegotiated loan and lease operations	December 31, 2021
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	4,243	1,166	4,925	260	10,594
Corporate	2,668	105	194	-	2,967
Small and medium businesses	2,132	946	3,088	183	6,349
Foreign loans - Latin America	1,029	1,229	512	147	2,917
Total renegotiated loan and lease operations	10,072	3,446	8,719	590	22,827

	For The Year Ended December 31,
	2023	2022	2021
	(In millions of R$, except percentages)
Renegotiated loans (1,2)	27,798	24,237	22,827
Allowance for loan and lease losses	8,533	7,160	7,965
Allowance for loan and lease losses/renegotiated loans (%)	30.7	29.5	34.9

1)	Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.
2)	Renegotiated Loans Overdue over 30 days.

Type of Loan	December 31, 2023
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	24,217	7,749	32.0	5,253	21.7
Agreements	3,581	784	21.9	706	19.7
Total	27,798	8,533	30.7	5,959	21.4
1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Type of Loan	December 31, 2022
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	20,821	6,263	30.1	4,961	23.8
Agreements	3,416	897	26.3	529	15.5
Total	24,237	7,160	29.5	5,490	22.6
1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Type of Loan	December 31, 2021
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	17,963	6,441	35.9	5,051	28.1
Agreements	4,864	1,524	31.3	1,057	21.7
Total	22,827	7,965	34.9	6,108	26.8
1)	Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2023, 2022 and  2021:

	For The Year Ended December, 31
Impaired loans	2023	2022	2021
	(In millions of R$)
Balance at the beginning of the period	59,168	50,520	60,653
(+) Loan operations added	61,995	53,641	37,938
(-) Loans removed due to write-off	(33,024)	(20,142)	(18,007)
(-) Loans removed due to total or partial pay-off	(27,902)	(24,851)	(30,064)
Balance at the end of the period	60,237	59,168	50,520

For further information see “Note 10 – Loan Operations and Lease Operations Portfolio” to our consolidated financial statements.

Liabilities

Funding

Main Sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2023, 2022 and 2021.

[We also used Brazilian debentures subject to repurchase as a source of funding, reported as deposits received under securities repurchase agreements and offered to institutional clients as well as private banking, corporate banking and retail clients..] This funding is designed to provide increased profitability through higher spreads in our savings deposits and higher fees earned on market funds.

Our ability to obtain funding depends on several factors, including credit ratings, general economic conditions and investors’ perception of emerging markets in general and of Brazil (particularly, current political and economic conditions in Brazil and government regulations for foreign currency funding).

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2023, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2024.

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2023, total deposits were R$951,352 million, which represented 54.0% of total funding. As of December 31, 2022, total deposits amounted to R$871,438 million, representing 54.8% of total funding. As of December 31, 2021, total deposits amounted to R$850,372 million, representing 59.8% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2023, 2022 and 2021 accounted for 37.3%, 35.5% and 35.0% of total funding, respectively.

The table below shows the breakdown of our main sources of funds as of December 31, 2023, 2022 and 2021:

Breakdown of the main sources of funds	2023	% of total funding	2022	% of total funding	2021	% of total funding
	(In millions of R$, except percentages)
Deposits	951,352	54.0	871,438	54.8	850,372	59.8
Demand deposits	105,634	6.0	117,587	7.4	158,116	11.1
Savings deposits	174,765	9.9	179,764	11.3	190,601	13.4
Time deposits	656,591	37.3	564,215	35.5	497,051	34.9
Interbank deposits	6,448	0.4	4,894	0.3	3,776	0.3
Other deposits	7,914	0.4	4,978	0.3	828	0.1
Securities sold under repurchase agreements	362,786	20.6	293,440	18.5	252,848	17.8
Interbank market funds	328,645	18.6	294,587	18.6	177,145	12.6
Real estate credit bills	48,955	2.8	28,117	1.8	10,663	0.8
Rural credit bills	39,072	2.2	36,283	2.3	13,701	1.0
Financial bills	81,197	4.6	66,605	4.2	24,059	1.7
Guaranteed real estate bills	59,190	3.4	50,575	3.2	30,998	2.2
Import and export financing	87,144	4.9	101,152	6.4	86,948	6.1
On-lending-domestic	13,087	0.7	11,855	0.7	10,776	0.8
Institutional market funds	119,591	6.8	129,382	8.1	138,636	9.8
Subordinated debt	46,677	2.6	54,540	3.4	75,036	5.3
Foreing loans through securities	62,692	3.6	70,521	4.4	62,843	4.4
Funding from structured operations certificates	10,222	0.6	4,321	0.3	757	0.1
Total	1,762,374	100.0	1,588,847	100.0	1,419,001	100.0

Deposits by maturity

The table below shows the maturity profile of our deposits as of December 31, 2023 , 2022 and 2021:

Deposits by maturity	As of December 31, 2023
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	113,548	-	-	-	113,548
Demand deposits	105,634	-	-	-	105,634
Other deposits	7,914	-	-	-	7,914
Interest bearing deposits	234,337	78,984	53,949	470,534	837,804
Savings deposits	174,765	-	-	-	174,765
Time deposits	58,676	78,286	49,098	470,531	656,591
Interbank deposits	896	698	4,851	3	6,448
Total	347,885	78,984	53,949	470,534	951,352
Deposits by maturity	As of December 31, 2022
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	122,565	-	-	-	122,565
Demand deposits	117,587	-	-	-	117,587
Other deposits	4,978	-	-	-	4,978
Interest bearing deposits	237,983	75,395	62,860	372,635	748,873
Savings deposits	179,764	-	-	-	179,764
Time deposits	57,365	74,326	59,962	372,562	564,215
Interbank deposits	854	1,069	2,898	73	4,894
Total	360,548	75,395	62,860	372,635	871,438
Deposits by maturity	As of December 31, 2021
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	158,944	-	-	-	158,944
Demand deposits	158,116	-	-	-	158,116
Other deposits	828	-	-	-	828
Interest bearing deposits	243,986	52,259	38,563	356,620	691,428
Savings deposits	190,601	-	-	-	190,601
Time deposits	52,563	50,925	37,229	356,334	497,051
Interbank deposits	822	1,334	1,334	286	3,776
Total	402,930	52,259	38,563	356,620	850,372

The table below shows our domestic and foreign time deposits uninsured as of and for the years ended December 31, 2023, 2022 and 2021.

In Brazil, a private protection system provides protection for local depositors and for countries abroad, time deposits are insured by different local protection systems and institutions. The table below considers that amounts arising from our operations abroad uninsured. For domestic deposits, uninsured amounts basically represent judicial deposit operations.

	For The Year Ended December 31,
(In millions of R$)	2023			2022			2021
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Maturity within three months	4	38,032	38,036	4	45,371	45,375	4	34,992	34,996
Maturity after three months to six months	-	9,460	9,460	-	12,657	12,657	-	6,394	6,394
Maturity after six months to twelve months	4	9,749	9,753	4	15,012	15,016	-	7,458	7,458
Maturity after twelve months	10	7,891	7,901	9	7,432	7,441	12	3,808	3,820
Total time deposits in Uninsured Accounts	18	65,132	65,150	17	80,472	80,489	16	52,652	52,668

The following table sets forth the mix of the individual and corporate time deposits divided among our Retail Business Segment, Itaú Personnalité, middle market and corporate markets (each expressed as a percentage of total time deposits) as of  December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
		(%)
Retail	8.0	9.2	9.0
Itaú Personnalité	39.1	34.6	33.0
Middle market	31.1	32.1	30.8
Corporate	21.8	23.8	26.9
Institutional	-	0.3	0.3
Total	100.0	100.0	100.0

Other Sources

We also act as a financial agent in borrowing funds from BNDES and FINAME, and lending such funds at a spread determined by the Brazilian government to targeted sectors of the economy. We obtain U.S. dollar-denominated lines of credit from our affiliates, including Itaú Unibanco Holding – Grand Cayman branch, Banco Itaú Chile and Itaú BBA S.A. – Nassau branch to provide trade finance funding for Brazilian companies. For further information on domestic lending and import and export financing see “Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds” to our consolidated financial statements.

Ownership Structure

The following chart shows a simplified overview of our share ownership and our direct and indirect subsidiaries as of December 31, 2023:

Moreira Salles Family
100.00%Total
Companhia E. Johnston de Participações
Brazil
50.00% Common Shares
33.47%Total
E.S.A. Family
63.52% Common Shares
17.85% Non-voting Shares
33.54% Total
Free Float (1)
36.48% Common Shares
82.15% Non-voting Shares
66.45% Total
Itaúsa S.A.
Brazil
50.00% Common Shares
66.53% Total
IUPAR - Itaú Unibanco Participações S.A
Brazil
51.71% Common Shares
26.15% Total
Free Float (1)
39.21% Common Shares
19.83% Total
8.12% Common Shares
99.63% Non-voting Shares
53.35% Total
Itaú Unibanco Holding S.A..
LATAM
Itaú (Panama) S.A.
PANAMA
100.00% Total
Itaú Colombia S.A.
COLOMBIA
94.99% Total
Banco Itaú Chile
67,42% Total
CHILE
Banco Itaú Uruguay S.A.
100.00% Total
URUGUAY
Itaú Unibanco S.A.
100.00% Total
BRAZIL
Banco Itaú BBA S.A.
100.00% Total
BRAZIL
Banco Itaucard S.A.
100.00% Total
BRAZIL
Itaú Corretora de Valores S.A.
100.00% Total
BRAZIL
Banco Itaú Paraguay S.A.
100.00% Total
PARAGUAY
Banco Itaú BBA Europe, S.A.
100.00% Total
PORTUGAL
Banco Itaú (Suisse) S.A.
100.00% Total
SWITZERLAND
Banco Itau BBA International PLC
100.00% Total
UNITED KINGDOM
Banco Itaú International
100.00% Total
MIAMI-USA
Cia. Itaú de Capitalização
100.00% Total
BRAZIL
Itaú Seguros S.A.
100.00% Total
BRAZIL
Itaú Vida e Previdência S.A.
100.00% Total
BRAZIL
Banco Itaú Consignado S.A.
100.00% Total
BRAZIL
Redecard Instituição de Pagamentos S.A.
100.00% Total
BRAZIL
Recovery do Brasil Consultoria S.A.
100.00% Total
BRAZIL
Dibens Leasing S.A. Arrend. Mercantil
100.00% Total
BRAZIL
Investimentos Bemge S.A.
86.81% Total
BRAZIL
Hipercard Banco Múltiplo S.A.
100.00% Total
BRAZIL
Itau bank, Ltd.
100.00% Total
CAYMAN ISLANDS
Itau BBA USA Securities Inc.
100.00% Total
DELAWARE-USA

(1) Excludes shares held in treasury and by our controlling shareholders.
For further information about our subsidiaries see Note 2 Significant Accounting Policies - d) Summary of main accounting practices - I.I Subsidiaries.

4C. Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and E. Johnston. Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family. See “Item 7A. Major Stockholders” for further information. For further information about our significant subsidiaries as of December 31, 2023, see Exhibit 8.1 to this annual report.

4D. Property, Plant and Equipment

As of December 31, 2023, we owned and leased our principal administrative offices, which include office buildings in ten different addresses, comprising a total area of 503.832 square meters, located primarily in São Paulo and Rio de Janeiro, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center.

We lease most of our bank branches at competitive market prices through renewable leases for a minimum term of 5 years (under similar terms and conditions). Renewals take place periodically, according to the expiration date of each contract. As of December 31, 2023, we owned approximately 36% of our branches (including electronic service points, banking sites and parking lots) and leased approximately 64%.

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

Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3D. Risk Factors.” In this section, we discuss the results of our operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Our main accomplishments for the year of 2023 are described below:

•	The recurring result totaled R$34.7 billion, up 16.4% year-on-year, while the recurring return on average equity closed the year at 19.4%, up 70 basis points when compared to 2022.
•	Our consolidated efficiency ratio(1) accumulated in 2023 was 39.9%, being 37.9% in Brazil, both at the lowest level of the historical series.
•	We distributed (already paid and to be paid) R$21.5 billion in dividends and interest (2) on capital to shareholders, which represents a payout of 60.3%.
(1)	Efficiency ratio based in BRGAAP managerial disclosure, obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).
(2)	In accordance with generally accepted accounting principles in Brazil (BRGAAP).

Financial Highlights as of December 31, 2023:

•	R$2,543.1 billion total assets when compared to R$2,321.1 billion as of December 31, 2022;
•	R$2,344.0 billion in liabilities when compared to R$2,144.0 billion as of December 31, 2022;
•	R$190.2 billion in stockholders’ equity attributed to the owners of the parent company when compared to R$167.7 billion as of December 31, 2022;
•	R$1,399.6 billion in customer funding and other funding when compared to R$1,295.4 billion for the period ended on December 31, 2022;
•	R$1,179.7 billion Total Credit Portfolio (loan portfolio with financial guarantees provided and corporate securities) when compared to R$1,144.7 billion as of December 31, 2022;
•	As of December 31, 2023, our Tier 1 Capital Ratio stood at 15.2% when compared to 13.5% as of December 31, 2022.

5A. Operating Results

Our results of operations are affected by, among others, the following factors:

Macroeconomic Context

Global Context

The rise in inflation in several developed economies in 2022 led the authorities of these countries to reverse the strongly stimulative policies implemented during the COVID-19 pandemic. The military conflict between Russia and Ukraine increased many commodity prices, such as the prices of energy and oil, resulting an additional pressure to inflation. The European Central Bank adjusted the interest rates from -0.5% in 2021 to 2.0% in 2022 and to 4.0% in 2023. The Fed increased interest rates from 0.08% in 2021 to 4.33% in 2022 and to 5.38% in 2023. The monetary shock, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, has contributed to lower inflation rates for both goods and services. The central banks of developed markets should start easing interest rates in 2024. However, resilient activity and services inflation are likely to lead the Fed to cut rates once in December.

Even with higher interest rates, the U.S. GDP grew by 2.5%, after increasing 1.9% in 2022. The Eurozone’s growth experienced a deceleration, but it did not slip into recession, with GDP increasing by 0.5% in 2023 from 3.4% in 2022. In China, the outbreak of Omicron in 2022 hit economic activity, and GDP growth slowed to 3.0% in 2022. China softened its virus restrictions guidance in 2023 and GDP increased by 5.2%, due to the normalization of services/consumption. We expect that global GDP growth in 2024 will remain close to the pace of 2023.

Latin America Context

Following the post-COVID deceleration of economic activity in 2022, economies across Latin America continued to gradually decelerate in 2023, with some countries experiencing contractions due to specific factors. Still, in general, economic performance in 2023 was better-than-expected, likely due to several factors such as a better external environment and resilience in labor markets.

Even though economic activity exceeded expectations in 2023, inflation declined faster than projected after the peaks of 2022 and 2023, driven by a reduction of demand-side pressures and the normalization of supply-side constraints, particularly with goods. Inflation should continue to decline throughout 2024, although uncertainty regarding external shocks remains.

In response to these developments, most central banks in Latin America began easing their monetary policy in 2023, and further gradual cuts are expected in 2024. While the pace and magnitude of these cuts vary across economies, interest rates are projected to remain above neutral levels in 2024, to ensure inflation expectations remain anchored or move closer to the target levels where they are still elevated. While flexible exchange rates continue to cushion external shocks, narrowing interest rate differentials with the U.S. could lead to increased currency volatility and depreciation. Additionally, shifts in global risk aversion associated to the repricing of the Federal Funds Rate are likely to contribute to currency fluctuations.

The table below shows the real GDP growth rates in seven Latin American countries as of and for the year ended December 31, 2023, 2022, 2021, 2020 and 2019, except as otherwise indicated.

Real GDP Growth	As of and for the Year Ended December 31,
	2023	2022	2021	2020	2019
(%)
Argentina(1)	(1.6)	5.0	10.7	(9.9)	(2.0)
Chile(2)	0.2	2.1	11.3	(6.1)	0.6
Colombia(3)	0.6	7.3	10.8	(7.2)	3.2
Mexico(4)	3.2	3.9	5.7	(8.6)	(0.3)
Paraguay(5)*	4.7	0.2	4.0	(0.8)	(0.4)
Peru(6)	(0.6)	2.7	13.4	(10.9)	2.2
Uruguay(7)*	0.4	4.9	5.3	(6.3)	0.7

*	As of and for the twelve months ended September 30
(1)	Source: Instituto Nacional de Estadística y Censos
(2)	Source: Banco Central de Chile.
(3)	Source: Departamento Administrativo Nacional de Estadística (DANE).
(4)	Source: Instituto Nacional de Estadística y Geografía.
(5)	Source: Banco Central del Paraguay. GDP
(6)	Source: Banco Central de Reserva del Perú.
(7)	Source: Banco Central de Uruguay.

Brazilian Context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. The Brazilian GDP increased by 4.8% and 3.0% in 2021 and 2022, respectively, and it increased by 2.9% in 2023. In 2024, we expect that the GDP will increase by 2.3%.

Source: IBGE

The consumer price index IPCA reached 4.6% in the year ended December 31, 2023, from 5.8% in 2022. The decrease in inflation was driven by market-set prices, that slowed to 3.1% in 2023 from 9.4% in 2022, with a stronger disinflation in tradable goods (food and industrial items). On the other hand, regulated prices surged when compared to the previous year, from a deflation of 3.8% in 2022 to an inflation of 9.1% in 2023. We expect IPCA at 3.7% in 2024.

After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in August 2022, and remained at this level until July 2023. In August 2023, the COPOM started easing interest rates cycles, and decreased the SELIC rate in 50 basis points, to 13.25% and kept this pace in the following meetings. The SELIC rate reached 11.75% in December 2023 and 10.75% in March 2024.

Source: Itaú Unibanco Holding and Central Bank

The consolidated public sector delivered a primary budget surplus of 0.7% of GDP in 2021, marking the first positive result since 2013. In 2022, the primary result increased to 1.2% of GDP. The transition constitutional amendment (Transition PEC) enacted by the Brazilian Congress implied a significant increase in public spending in 2023, which, along with the settlement of court-ordered payments being fully classified as primary expenditures, resulted a primary budget deficit of 2.3% of GDP in 2023. In August 2023, a new fiscal framework was approved by the Brazilian Congress. We expect a primary budget deficit of 0.6% of the GDP in 2024 and 0.9% in 2025. The gross debt increased from 71.7% of GDP in 2022 to 74.4% in 2023 and it is likely to continue increasing in 2024 and 2025, to 77.2% and 80.6%, respectively.

Brazil has implemented a large number of regulatory changes, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies. For further details, see “Item 4B. Business Overview—Supervision and Regulation—Basel III Framework—Implementation of Basel III in Brazil” and “Item 4B. Business Overview—Selected Statistical Information—Securities Portfolio—Compulsory Reserve Deposits with the Central Bank”.

Total outstanding loans provided by Brazilian financial institutions increased in year-over-year real terms on December 31, 2023, by 3.3%, after an increase of 8.3% on December 31, 2022. Total new loans increased by 0.1% as of December 31, 2023, when compared to an increase of 10.6% as of December 31, 2022, both on an annualized basis. The rate of non-performing household loans decreased by 0.2 p.p. to 3.7% as of December 31, 2023, when compared to 2022. The rate of non-performing loans to non-financial corporations reached 2.5% on December 31, 2023, which was above the 1.7% rate on December 31, 2022.

The Brazilian real appreciated against the U.S. dollar, with the exchange rate reaching R$4.8413 per US$1.00 as of December 31, 2023, compared to R$5.2177 per US$1.00 as of December 31, 2022.

Source: Itaú Unibanco Holding and Central Bank

The current account ended 2023 with a deficit of 1.3% of GDP. Brazil has maintained its external solvency, with US$355 billion in international reserves as of December 31, 2023.

The table below shows the inflation rate, exchange rate variation and interest rates in Brazil as of and for the twelve-month periods ended December 31, 2023, 2022, 2021, 2020 and 2019, except as otherwise indicated.

	As of and for the Year Ended December December 31,
	2023	2022	2021	2020	2019
	(%)
Inflation rate - IGP-DI(1)	(3.3)	5.0	17.7	23.1	7.7
Inflation rate - IPCA(2)	4.6	5.8	10.1	4.5	4.3
Exchange rate variation (R$/US$)(3)	(7.2)	(6.5)	7.4	28.9	4.0
CDI (interbank interest rate) (4)	11.87	13.65	8.76	1.90	4.59
Selic (overnight interest rate) (4)	11.87	13.65	8.76	1.90	4.59
Sovereign 5-year CDS(5)	139.7	249.7	221.6	150.9	107.7

(1)	Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna, or ) (“IGP-DI”) published by the Fundação Getulio Vargas.
(2)	Source: IPCA published by IBGE.
(3)	Source: Bloomberg (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real.
(4)	Source: Central Bank. Interest rate accumulated in the month in annual terms (basis 252).
(5)	Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

Material Accounting Policies

General Information

The preparation of our consolidated financial statements involves certain assumptions that are based on our historical experience and other factors that we deem reasonable and material. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are uncertain by nature on our financial condition and results of operations. The following section describes those aspects that require material judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

Estimates and judgments present material risk and may have a material impact on assets and liabilities values due to uncertainties and the high level of subjectivity involved in recognizing and measuring certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

For further information see “Note 2. Significant Accounting Policies – c) Accounting Policies, Critical Estimates and Material Judgments” to our consolidated financial statements.

Accounting Standards Applicable for Period Ended December 31, 2023

•	IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts. Considering the adoption of IFRS 17 for all insurance and reinsurance contracts held as from January 1, 2023, we adopted the modified retrospective approach with a transition date as of January 1, 2022 for comparative purposes.

We did not adopt IFRS 17 for the year ended December 31, 2021, which follows IFRS 4. As such, the consolidated financial statements and for the year ended December 31, 2021 are not directly comparable to the consolidated financial statements as of and for the years ended December 31, 2023 and 2022.

For further details, please see “Note 2b” to our consolidated financial statement as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023.

•	Amendments to IAS 1 – Presentation of Financial Statements:

Information on accounting policies - requires that only information about material accounting policies is disclosed, eliminating disclosures of information that duplicate or summarize IFRS Accounting Standards requirements. These amendments became effective on the year beginning January 1, 2023 and they have no material impacts on our consolidated financial statements.

•	Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors:

Include the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change became effective on the year beginning January 1, 2023 and there are no material impacts for our consolidated financial statements.

•	Amendments to IAS 12 – Income Taxes:

Deferred taxes on leasing operations – Require that the lessee recognizes deferred taxes arising from temporary differences generated in the initial recognition of right-of-use assets and lease liabilities, in compliance with the tax legislation.

Pillar Two Model Rules – Introduces a temporary exception to the recognition and disclosure of effects of the Pillar Two Model Rules issued by the Organization for Economic Cooperations and Development (OECD), of which Brazil is not an effective member.

These amendments became effective on the year beginning January 1, 2023 and there are no material impacts on our consolidated financial statements. For future years, we will continue to monitor the implementation of Pillar Two Model Rules in the countries where our subsidiaries operate.

Material Changes in Accounting Standards

For further information on material changes in accounting standards see “Note 2 – Significant Accounting Policies – b) New Accounting Standards Changes and Interpretations of Existing Standards” to our consolidated financial statements.

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

For further information on our hedge accounting see “Item 11. Quantitative and Qualitative Disclosures about Market Risk - Market and Liquidity Risk”.

For further information see “Note 7 - Hedge Accounting” to our consolidated financial statements.  With respect to the hedge accounting policy see “Note 2. Significant Accounting Policies - d)Summary of Main Accounting Practices - IV.V – Derivatives” to our consolidated financial statements.

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

We present information on the fair value of our financial instruments in the table below as of December 31, 2023, 2022 and 2021.

Financial instruments recorded at fair value	For The Year Ended December 31,
	2023	2022 (1)	2021 (1)
	(In millions of R$)
Assets
Financial assets at fair value through profit or loss	511,752	385,099	364,967
Derivatives	55,251	78,208	69,045
Financial assets at fair value through other comprehensive income	130,039	126,748	105,622
Other financial assets	1,351	1,375	157
Total	698,393	591,430	539,791
Liabilities
Other financial liabilities	560	583	161
Structured notes	296	64	114
Derivatives	52,475	76,861	63,204
Total	53,331	77,508	63,479
1)	The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

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

•	Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
•	Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and
•	Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date.

We present information on our Level 3 financial instruments in the table below as of December 31, 2023 and  2022.

Level 3	For The Year Ended December 31,
	2023	2022
	(In millions of R$)
Financial assets at fair value through profit or loss	2,175	379
Financial assets at fair value through other comprehensive income	253	58
Net position of derivatives	(127)	102
Total	2,301	539

For further information see “Note 28 – Fair Value of Financial Instruments” to our consolidated financial statements.

Results of Operations - Year ended December 31, 2023, compared to year ended December 31, 2022.

In August 2023, we entered into an agreement to sell all the shares of Banco Itaú Argentina. Due to this sale, the consolidated balance sheet of Itaú Unibanco as of December 31, 2023 does not include the balances of Banco Itaú Argentina, while the income statement for the year ended December 31, 2023 only reflected the results for the seven-month period ended July 31, 2023.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2023 and 2022. The interest rates presented are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies.  For more information on the products and services we offer, see “Item 4. Information on the Company”.

For further information about our consolidated statement of Income see our consolidated financial statements.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	154,971	142,279	12,692	8.9
Net interest income(1)	97,712	87,023	10,689	12.3
Non-interest income(2)	57,259	55,256	2,003	3.6
Expected loss from financial assets	(30,445)	(27,737)	(2,708)	9.8
Other operating income (expenses)	(84,826)	(77,848)	(6,978)	9.0
Net income before income tax and social contribution	39,700	36,694	3,006	8.2
Current and deferred income and social contribution taxes	(5,823)	(6,452)	629	(9.7)
Net income	33,877	30,242	3,635	12.0
Net income attributable to owners of the parent company	33,105	29,207	3,898	13.3
(1) Includes:
(i) interest and similar income (R$222,385 million and R$189,165 million in the years ended December 31, 2023 and 2022, respectively);
(ii) interest and similar expenses (R$(158,250) million and R$(116,747) million in the years ended December 31, 2023 and 2022, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$29,145 million and R$13,325 million in the years ended December 31, 2023 and 2022, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$4,432 million and R$1,280 million in the years ended December 31, 2023 and 2022, respectively).
(2) Includes commissions and banking fees, Income from insurance contracts and private pension and other income.

Net income attributable to owners of the parent company increased by 13.3% to R$33,105 million for the year ended December 31, 2023, from R$29,207 million for the same period of 2022. This is mainly due to an 8.9%, or R$12,692 million increase in operating revenues, partially offset by a 9.0%, or R$6,978 million, increase in other operating income (expenses), and an 9.8%, or R$2,708 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$10,689 million, or 12.3%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to increases in the following line items (i) R$33,220 million in interest and similar income, mainly due to increases of R$13,618 million in loan operations income related to the increase in the volume of operations, R$8,431 million in income from securities purchased under agreements to resell and R$6,917 million in financial assets at fair value through other comprehensive income; (ii) R$15,820 million in income of financial assets and liabilities at fair value through profit or loss; and (iii) R$3,152 million in foreign exchange results and exchange variations in foreign transactions. These increases were offset by an increase of R$41,503 million in interest and similar expenses.

•	Interest and similar income increased by 17.6% for the year ended December 31, 2023, compared to the same period of 2022, due to the growth of our loan portfolio, associated with the gradual change in the portfolio mix to loans to the Retail Business segment, and increased income from securities purchased under agreements to resell.
•	Interest and similar expenses increased by 35.5% for the year ended December 31, 2023 compared to the same period of 2022, due to increases in the following line items: (i) R$19,150 million in expenses from deposits, especially in time depositsdriven by the commercial strategy for this product in the Retail Business segment and the higher demand for fixed-income products; (ii) R$13,225 million in expenses from securities sold under repurchase agreements; and (iii) R$11,665 million in interbank market funds. The increases mentioned above are a result of the increase in the volume of our operations.

For further information about interest and similar expenses see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our consolidated financial statements.

Non-interest income increased by 3.6%, or R$2,003 million for the year ended December 31, 2023 compared to the same period of 2022. This increase was mainly due to (i) a 22.3%, or R$1,206 million, increase in income from insurance contracts and private pension, due to higher insurance sales mainly related to group life products, credit life and mortgage insurance products, and the increase in our financial result of the period; and (ii) a 2.6%, or R$1,165 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and acquiring businesses.

The following chart shows the main components of our banking service fees for the years ended December 31, 2023, and 2022:

(In R$ million)
Commissions and Banking Fees
45,731
44,566
3,112
602
3,596
2,031
2,544
5,792
6,877
21,177
2,702
617
3,348
1,971
2,539
5,872
7,528
19,989
2023
2022
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

For further details on banking service fees see “Note 22 – Commissions and Banking Fees” to our consolidated financial statements.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$2,708 million, or 9.8%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to an increase in expected loss with loan and lease operations of R$3,413 million for the year ended December 31, 2023, compared to the same period of 2022. This increase was mainly due to an increase in our credit portfolio and higher provisions in the Retail Business segment in Brazil, a result of the increase in origination of unsecured consumer credit products. Additionally, our provision for loan losses in the Wholesale Business segment in Brazil was higher due to the normalization of the provision flow in this segment, due to the reversal of provision as a result of the upgrade of the credit ratings of certain clients in the segment in 2022.

For further information about our loan and lease operation portfolio see “Note 10 — Loan and Lease operations” to our consolidated financial statements.

•	Non-performing loans: We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio.

As of December 31, 2023, our 90-day NPL ratio was 3.1%, a decrease of 20 basis points compared to December 31, 2022. This decrease was due to the decrease of 30 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages. The NPL ratio of our companies loan portfolio remained stable compared to December 31, 2022. In the fourth quarter of 2023, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$375 million refer to active loans that were more than 90 days overdue, of which R$344 million would still be an active loan portfolio at the end of the period if not sold. Additionally, we sold R$195 million which refers to active portfolios non-overdue or with short delinquency. These sales did not have a material impact on delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2023, our 15 to 90 days NPL ratio was 2.3%, an increase of 10 basis points when compared to December 31, 2022. During this period our 15 to 90-day NPL ratio increased by 10 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, however it is worth noting that this level is the lowest of the year as set forth in the graphic below. Additionally, the NPL ratio of our companies loan portfolio increased by 10 basis points as of December 31, 2023 compared to December 31, 2022.

 The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2022, through December 31, 2023:

•	Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2023, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 216% compared to a ratio of 212% as of December 31, 2022. This increase was mainly due to the decrease in 90-day NPL, concentrated in the individuals segment in Brazil and driven by the better quality of recent vintages.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2022, through December 31, 2023:

Other Operating Income (Expenses) increased by 9.0% to an expense of R$84,826 million for the year ended December 31, 2023, from an expense of R$77,848 million for the same period of 2022. This increase was mainly due to the R$6,829 million, or 9.9%, increase in our general and administrative expenses for the year ended December 31, 2023.This increase was due to: (i) the losses associated with the sale of Banco Itaú Argentina; (ii) the effects of our annual collective wage agreement; (iii) the increase in profit sharing expenses; (iv) higher expenses with depreciation and amortization; and (v) higher expenses with data processing and telecommunications.

For further details see “Note 23 – General and Administrative Expenses” to our consolidated financial statements.

Current and deferred income and social contribution taxes amounted to an expense of R$5,823 million for the year ended December 31, 2023, from an expense of R$6,452 million in the year ended December 31, 2022, mainly driven by the increase with interest on capital, due to the increase in the average annualized long-term interest rate, or TJLP, from 6.78% in the year ended December 31, 2022 to 7.05% in the same period of 2023.

For further information see “Note 24 – Taxes” to our consolidated financial statements.

Results of Operations - Year ended December 31, 2022, compared to year ended December 31, 2021.

Considering the adoption of IFRS 17 for insurance and reinsurance contracts held as from January 1, 2023, we adopted the modified retrospective approach with a transition date of January 1, 2022 for comparative purposes. We did not adopt IFRS 17 for the years ended December 31, 2021, which follows IFRS 4. As such, the consolidated financial statements for the year ended December 31, 2021 are not directly comparable to the consolidated financial statements for the year ended December 31, 2023 and 2022. For further details, please see “Note 2 – Significant accounting policies” to our consolidated financial statements.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2022 and 2021.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	142,279	126,374	15,905	12.6
Net interest income(1)	87,023	75,209	11,814	15.7
Non-interest income(2)	55,256	51,165	4,091	8.0
Expected loss from financial assets(3)	(27,737)	(14,379)	(13,358)	92.9
Other operating income (expenses)	(77,848)	(69,764)	(8,084)	11.6
Net income before income tax and social contribution	36,694	42,231	(5,537)	(13.1)
Current and deferred income and social contribution taxes	(6,452)	(13,847)	7,395	(53.4)
Net income	30,242	28,384	1,858	6.5
Net income attributable to owners of the parent company	29,207	26,760	2,447	9.1
(1) Includes:

(i) interest and similar income (R$189,165 million and R$129,253 million in the years ended December 31, 2022 and 2021, respectively);

(ii) interest and similar expenses (R$(116,747) million and R$(69,305) million in the years ended December 31, 2022 and 2021, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$13,325 million and R$16,678 million in the years ended December 31, 2022 and 2021, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$1,280 million and R$(1,417) million in the years ended December 31, 2022 and 2021, respectively).

(2) Includes commissions and banking fees, Income from insurance contracts and private pension and other income.
(3) Include claims R$(1,600) million in the year ended December 31, 2021.

Net income attributable to owners of the parent company increased by 9.1% to R$29,207 million for the year ended December 31, 2022, from R$26,760 million for the same period of 2021. This is mainly due to a 12.6%, or R$15,905 million, increase in operating revenues, offset by a 92.9%, or R$13,358 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$11,814 million, or 15.7%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to increases in the following line items (i) R$59,912 million in interest and similar income, mainly due to increases of R$24,055 million in loan operations income and R$15,655 million in income from securities purchased under agreements to resell. This increase was offset by (i) an increase of R$47,442 million in interest and similar expenses, mainly due to an increase of R$31,866 million in deposits; and (ii) an increase of R$19,764 million in securities sold under repurchase agreements.

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

Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above on current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$12,233 million for the year ended December 31, 2022, compared to the same period of 2021.

•	Interest and similar income increased by 46.4% for the year ended December 31, 2022, compared to the same period of 2021, due to the positive effect of the growth of our loan portfolio, associated with the gradual change in the mix of products to loans to the Retail Business segment. As of December 31, 2022, the SELIC rate was 13.75% per annum compared to 9.25% per annum as of December 31, 2021.
•	Interest and similar expenses increased by 68.5% for the year ended December 31, 2022 compared to the same period of 2021, due to increases in the following items: (i) R$31,866 million in expenses from deposits, especially in time deposits; and (ii) R$19,764 million in expenses from securities sold under repurchase agreements. The increases mentioned above are a result of the increase in interest rates and the increase in the volume of our operations.

For further information about interest and similar expenses see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our consolidated financial statements.

Non-interest income increased by 8.0% to R$4,091 million for the year ended December 31, 2022 compared to the same period of 2021. This increase was mainly due to (i) a 5.3%, or R$2,242 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and in the acquiring segment; and (ii) a 51.5%, or R$1,796 million, increase in other income, due to the corporate reorganization of Câmara Interbancária de Pagamentos, or CIP, to a new company, CIP S.A.

The following chart shows the main components of our banking service fees for the years ended December 31, 2022, and 2021:

(In R$ million)
Commissions and Banking Fees
44,566
42,324
2,702
617
3,348
1,971
2,539
5,872
7,528
19,989
2,578
605
3,579
2,020
2,511
7,177
7,803
16,051
2022
2021
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

For further details on banking service fees see “Note 22 – Commissions and Banking Fees” to our consolidated financial statements.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$13,358 million, or 92.9%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$14,149 million for the year ended December 31, 2022, compared to the same period of 2021. This increase was due to (i) the growth of our credit portfolio, and (ii) a subsequent event related to a specific case in the large companies segment, for which we recorded a provision for loan losses to cover 100% of the exposure of R$1.3 billion (R$719 million, net of taxes) as of December 31, 2022.

For further information about our loan and lease operation portfolio see “Note 10 — Loan and Lease operations” to our consolidated financial statements.

Other Operating Income (Expenses) increased by 11.6% to an expense of R$77,848 million for the year ended December 31, 2022, from an expense of R$69,764 million for the same period of 2021. This increase was mainly due to the R$6,381 million, or 10.2%, increase in our general and administrative expenses for the year ended December 31, 2022.This increase was due to: (i) the effects of the annual collective wage agreement, the growth in the number of employees, in addition to the increase in profit sharing expenses; (ii) higher expenses with credit card reward programs; (iii) expenses with tax and social security provisions, and media marketing campaigns.

Please see “Note 23 – General and Administrative Expenses” to our consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$6,452 million for the year ended December 31, 2022, from an expense of R$13,847 million in the year ended December 31, 2021.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income,” which amounted to a gain of R$3,215 million for the year ended December 31, 2022,compared to a gain of R$2,549 million for the same period of 2021.  Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$6,729 million during this period.

For further information see “Note 24 – Taxes” to our consolidated financial statements.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on BRGAAP and thus not affected by IFRS 17. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) managerial adjustments and reclassifications applied to allow us to review our business analyses from the management point of view.

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

For more information on our segments, see “Note 30 – Segment Information” to our consolidated financial statements.

The table below sets forth the summarized results from our operating segments for the year ended December 31, 2023:

Summarized Consolidated Statement of Income from January 1, 2023 to December 31, 2023(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	96,595	54,631	5,572	156,798	(1,827)	154,971
Cost of Credit	(32,139)	(4,803)	-	(36,942)	6,497	(30,445)
Claims	(1,487)	(22)	-	(1,509)	1,509	-
Other operating income (expenses)	(45,560)	(20,373)	(1,864)	(67,797)	(17,029)	(84,826)
Income tax and social contribution	(4,232)	(9,022)	(935)	(14,189)	8,366	(5,823)
Non-controlling interest in subsidiaries	(78)	(655)	(10)	(743)	(29)	(772)
Net income	13,099	19,756	2,763	35,618	(2,513)	33,105
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

The following discussion should be read in conjunction with our consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our consolidated financial statements in IFRS as issued by the IASB.

Year ended December 31, 2023, compared to the year ended December 31, 2022:

(a) Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies’ segment (microenterprises and small companies). It includes financing and credit assignments made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Retail Business	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	96,595	90,509	6,086	6.7
Interest margin	59,099	54,881	4,218	7.7
Non-interest income (1)	37,496	35,628	1,868	5.2
Cost of credit and claims	(33,626)	(31,446)	(2,180)	6.9
Other operating income (expenses)	(45,560)	(43,512)	(2,048)	4.7
Income tax and social contribution	(4,232)	(4,594)	362	(7.9)
Non-controlling interest in subsidiaries	(78)	45	(123)	(273.6)
Net income	13,099	11,002	2,097	19.1
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from our Retail Business segment increased by 19.1%, to R$13,099 million for the year ended December 31, 2023, from R$11,002 million for the same period of 2022. These results are explained as follows:

Operating revenues: increased by R$6,086 million for the year ended December 31, 2023, compared to the same period of 2022, due to an increase of 7.7% in interest margin, due to a higher average credit volume. Moreover, non-interest income increased by 5.2% in the year ended December 31, 2023, compared to the same period of 2022, driven by higher gains in issuing activities, as a result of the increase in the volume of credit card transactions, in addition to higher revenues from acquiring activities mainly due to the increase in transaction volume from credit cards and the higher gains from flex products. Revenues from insurance also increased, driven by the increase in earned premiums.

Cost of credit and claims increased by R$2,180 million for the year ended December 31, 2023, compared to the same period of 2022, due to an increase in provisions for loan losses, driven by the higher origination in consumer credit and unsecured credit products and the increase in the total portfolio.

Other operating income (expenses) increased by R$2,048 million for the year ended December 31, 2023, compared to the same period of 2022, mainly due to the increase in expenses with personnel, data processing and telecommunications, and depreciation and amortization.

Income tax and social contribution for the Retail Business segment, as well as for the Wholesale Business segment and Activities with the Market + Corporation segment, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes decreased due to a tax benefit from interest on capital.

(b) Wholesale Business

This business segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Wholesale Business	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	54,631	49,229	5,402	11.0
Interest margin	39,980	34,701	5,279	15.2
Non-interest income (1)	14,651	14,528	123	0.8
Cost of credit and claims	(4,825)	(2,403)	(2,422)	100.8
Other operating income (expenses)	(20,373)	(19,482)	(891)	4.6
Income tax and social contribution	(9,022)	(9,076)	54	(0.6)
Non-controlling interest in subsidiaries	(655)	(825)	170	(20.6)
Net income	19,756	17,443	2,313	13.3
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Wholesale Business segment increased by 13.3%, to R$19,756 million for the year ended December 31, 2023 from R$17,443 million for the same period of 2022. These results are explained as follows:

Operating revenues: increased by R$5,402 million, or 11.0%, for the year ended December 31, 2023 compared to the same period of 2022, due to an increase of 15.2% in the interest margin, driven by the higher margin of liabilities recorded during the period, and the increased gains from structured operations. The 0.8% increase in non-interest income was driven by the increase in revenues from advisory services and brokerage, as a result of higher volumes from brokerage services, in addition to higher asset management fees due to the growth of our consórcio portfolio. As of December 31, 2023, we participated in 285 local fixed-income transactions, which included debentures and promissory notes issuance, as well as securitization transactions, totaling R$74.7 billion in originated volume and R$40.1 in distribution, ranking first in originated volume and distribution pursuant to a ranking published by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or ANBIMA). In the equity markets, we ranked first in number of operations, participating in 33 operations (including Block Trades), and first in volume with R$9.9 billion, both in Dealogic´s ranking, as of December 31, 2023. We also provided financial advisory services for 37 M&A transactions in Brazil, totaling R$26.2 billion. As of December 31, 2023, we were ranked second place in number of M&A deals and fifth place in volume in Dealogic’s ranking.

Cost of credit and claims increased by R$2,422 million for the year ended December 31, 2023 compared to the same period of 2022, due to the normalization in the provision for loan losses and the higher impairment charges on corporate securities in the Wholesale Business segment in Brazil.

Other operating income (expenses) increased by R$891 million for the year ended December 31, 2023, compared to the same period of 2022, driven by the increase in expenses with data processing and telecommunications, and depreciation and amortization.

Income tax and social contribution for this business segment, as well as for the Retail Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly due to a tax benefit from interest on capital.

(c) Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	5,572	2,983	2,589	86.8
Interest margin	5,019	2,979	2,040	68.5
Non-interest income (1)	553	4	549	12,961.4
Other operating income (expenses)	(1,864)	(374)	(1,490)	398.3
Income tax and social contribution	(935)	(14)	(921)	6,490.8
Non-controlling interest in subsidiaries	(10)	(254)	244	(96.1)
Net income	2,763	2,341	422	18.0
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment increased by R$422 million, or 18.0%, for the year ended December 31, 2023, compared to the same period of 2022. We recorded an increase of R$2,589 million in operating revenues, due to the higher remuneration by excess capital and higher income with interest on capital. This increase was partially offset by an increase of R$1,490 million in other operating income (expenses), due to the tax benefit received in the year ended December 31, 2022.

Income tax and social contribution for this segment, as well as for the Retail Business and Wholesale Business segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation

	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Cash	32,001	35,381	(3,380)	(9.6)
Financial assets at amortized cost	1,686,225	1,578,789	107,436	6.8
Compulsory deposits in the Central Bank of Brazil	145,404	115,748	29,656	25.6
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	550,071	494,397	55,674	11.3
Loan and lease operations portfolio	910,590	909,422	1,168	0.1
Other financial assets	127,699	109,909	17,790	16.2
(-) Provision for Expected Loss	(47,539)	(50,687)	3,148	(6.2)
Financial assets at fair value through other comprehensive income	130,039	126,748	3,291	2.6
Financial assets at fair value through profit or loss	568,354	464,682	103,672	22.3
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	61,960	55,821	6,139	11.0
Tax assets	64,521	59,645	4,876	8.2
Total assets	2,543,100	2,321,066	222,034	9.6

December 31, 2023, compared to December 31, 2022.

Total assets increased by R$222,034 million, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This result is further described below:

Financial assets at amortized cost increased by R$107,436 million, or 6.8%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and compulsory deposits in the Central Bank of Brazil.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$55,674 million, or 11.3%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of (i) R$47,717 million in securities, mainly in corporate securities, especially in rural product notes (Cédula do Produtor Rural) and debentures; and (ii) R$16,542 million in securities purchased under agreements to resell.

For further details see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9 - Financial assets at amortized cost – Securities” to our consolidated financial statements.

Loan and lease operations portfolio increased by R$1,168 million, or 0.1%, as of December 31, 2023, compared to December 31, 2022, mainly due to the increase of R$16,513 million in our individuals loan portfolio, was due to increases of (i) R$7,447 million in mortgage loans; and (ii) R$7,047 million in personal loans. The increase was offset by the decrease of R$16,752 million in foreign loans – Latin America, mainly due to the impact of exchange variations, as well as the fact that we only consolidated the results of Banco Itaú Argentina until July 2023; and (ii) R$2,807 million in our corporate portfolio.

Loan and Lease Operations, by asset type	As of		Variation

	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Individuals	416,616	400,103	16,513	4.1
Credit card	136,317	135,855	462	0.3
Personal loan	60,992	53,945	7,047	13.1
Payroll loans	73,472	73,633	(161)	(0.2)
Vehicles	33,324	31,606	1,718	5.4
Mortgage loans	112,511	105,064	7,447	7.1
Corporate	136,461	139,268	(2,807)	(2.0)
Micro/Small and Medium Businesses	169,110	164,896	4,214	2.6
Foreign Loans Latin America	188,403	205,155	(16,752)	(8.2)
Total Loan operations and lease operations portfolio	910,590	909,422	1,168	0.1

For further details see “Note 10 – Loan and Lease Operations” to our consolidated financial statements.

The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation
	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Financial Liabilities	2,001,691	1,836,690	165,001	9.0
At Amortized Cost	1,944,162	1,755,498	188,664	10.7
Deposits	951,352	871,438	79,914	9.2
Securities sold under repurchase agreements	362,786	293,440	69,346	23.6
Interbank market funds, Institutional market funds and other financial liabilities	630,024	590,620	39,404	6.7
At Fair Value Through Profit or Loss	53,331	77,508	(24,177)	(31.2)
Provision for Expected Loss	4,198	3,684	514	14.0
Insurance contracts and private pension	271,546	233,126	38,420	16.5
Provisions	19,744	19,475	269	1.4
Tax liabilities	9,202	6,773	2,429	35.9
Other liabilities	41,867	47,895	(6,028)	(12.6)
Total liabilities	2,344,050	2,143,959	200,091	9.3
Total stockholders’ equity attributed to the owners of the parent company	190,177	167,717	22,460	13.4
Non-controlling interests	8,873	9,390	(517)	(5.5)
Total stockholders’ equity	199,050	177,107	21,943	12.4
Total liabilities and stockholders' equity	2,543,100	2,321,066	222,034	9.6

Total liabilities and stockholders’ equity increased by R$222,034 million, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$79,914 million, or 9.2%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase of R$92,376 million in time deposits, due to our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products.

For further details see  “Note 15 – Deposits” to our consolidated financial statements.

Securities sold under repurchase agreements increased by R$69,346 million, or 23.6%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of R$61,935 million in government securities.

For further details see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our consolidated financial statements.

Interbank market funds, institutional market funds and other financial liabilities increased by R$39,404 million, or 6.7%, as of December 31, 2023 compared to December 31, 2022, mainly due to increases of R$34,058 million in interbank market funds, especially in mortgage and financial bills, and R$15,137 million in other financial liabilities, mainly in credit card operations, partially offset by a decrease of R$9,791 million in institutional market funds.

For further details see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our consolidated financial statements.

Insurance contracts and private pension increased by R$38,420 million, or 16.5%, as of December 31, 2023 compared to December 31, 2022, mainly due to the update of private pension contracts known as PGBL and VGBL, due to the performance of the funds as a result of the increase in private pension contracts index.

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

The Total Capital is the sum of three items, as shown below:

•	For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The minimum Total Capital ratio required is 8.0% as from January 1st, 2019.

The Central Bank rules call for Additional Capital Buffers, or ACP, corresponding to the sum of the components ACPConservation, ACPCountercyclicaland ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time, as provided for CMN Resolution 4,958 of October 21, 2021 as amended (CMN Resolution 4,958). The amount of each component and the minimum regulatory requirements are provided for in CMN Resolution 4,193, as amended.

According to CMN Resolution 4,958, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

•	RWACPAD – portion related to exposures to credit risk, calculated using standardized approach;
•	RWACIRB – portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil;
•	RWAMPAD – portion related to the market risk capital requirement, calculated using standardized approach;
•	RWAMINT – portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
•	RWAOPAD – portion related to the operational risk capital requirement, calculated using standardized approach

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

	As of December 31,
	2023	2022
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET1)	166,389	147,781
Tier I	185,141	166,868
Total capital	206,862	185,415
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,215,019	1,238,582
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	13.7%	11.9%
Tier I ratio (%)	15.2%	13.5%
Total capital ratio (%)	17.0%	15.0%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.5%	2.5%
Countercyclical buffer requirement (%) (1)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.5%	3.5%
1)	The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortium administrators (administradoras de consórcios), payment institutions (instituições de pagamento), factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

As of December 31, 2023, our Total Capital reached R$206,862 million, an increase of R$ 21,447 million compared to December 31, 2022. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 17.0% as of December 31, 2023, an increase of 200 basis points compared to 15.0% as of December 31, 2022, due to an increase in the net income for the period.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2023, our Fixed Assets Ratio reached 21.54%, which presents a buffer of R$58,879 million. The ratio leverage reached 7.4% as of December 31, 2023, an increase of 20 basis points compared to 7.2% as of December 31, 2022.

On December 31, 2023, our Tier I Capital ratio reached 15.2%, consisting of 13.7% Common Equity Tier I and of 1.5% Additional Tier I. Our Tier I ratio increased 60 basis points in relation to September 30, 2023, due to an increase in the increase in net income for the period. The Pro forma Tier I considers the extraordinary dividend based on the 2023 result, which will be paid in March 2024, in the amount of R$11 billion.

Please see “Note 32 – Risk and Capital Management” of our consolidated financial statements for further details about regulatory capital.

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

Set forth below is a discussion of our LCR for the three-month periods ended on December 31, 2023 and 2022 and our NSFR as of December 31, 2023 and 2022.

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

The following table presents our liquidity coverage ratio for the three-month periods ended December 31, 2023 and 2022:

	Three-month periods ended December 31,
Liquidity Coverage Ratio	2023	2022
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA) (1)	371,763	325,269
Cash Outflows (2)	384,959	361,902
Cash Inflows (3)	191,181	164,104
Total Net Cash Outflows	193,779	197,798
LCR%	191.8%	164.4%
1)	High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
2)	Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
3)	Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR for the three-month period ended December 31, 2023 was 191.8%, which is above the Central Bank’s requirements.

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

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

The following table presents our net stable funding ratio as of December 31, 2023 and 2022:

	As of December 31,
Net Stable Funding Ratio	2023	2022
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF) (1)	1,246,214	1,151,750
Total Required Stable Funding (RSF) (2)	982,376	922,395
NSFR (%)	126.9%	124.9%

1)	ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
2)	RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2023, our ASF totaled R$1,246.2 billion, mainly due to capital funding and Retail Business and Wholesale Business funding, and our RSF totaled R$982.4 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, governments and transactions with banks.

As of December 31, 2023, our NSFR was 126.9%, which is above the Central Bank’s requirements.

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

The following table presents our operational liquidity reserve as of December 31, 2023, 2022 and 2021:

	As of December 31,
Operational Liquidity Reserve	2023	2022	2021	Average Balance (1)
	(In millions of R$)
Cash	32,001	35,381	44,512	32,939
Securities purchased under agreements to resell – Funded position (2)	58,714	34,373	32,436	57,681
Unencumbered government securities (3)	147,861	189,279	152,099	175,935
Operational reserve	238,576	259,033	229,047	266,555

1)	Average calculated based on audited interim financial statements.
2)	Net of R$ 9,008 (R$14,576 at 12/31/2022 and R$9,266 at 12/31/2021), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.
3)	Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

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

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For further information on our sources of funding see “Note 15 – Deposits” to our consolidated financial statements.

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

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2023, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits to us which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations. For more information on our dividend policy, see “Item 8A. Consolidated Statements and Other Financial Information – Stockholders’ Payment” of this annual report.

Level 2 Subordinated Financial Bills Issuance

On December 15, 2023, we announced to the marked that with the purpose of optimizing our capital structure, that we had issued Level 2 Subordinated Financial Bills (“Financial Bills”) in the total amount of R$1.5 billion. These Financial Bills will mature in January 2034. In accordance with Resolution No. 122 of the Central Bank, Financial Bills will compose the Tier 2 Capital of the Company’s Referential Equity with an estimated impact of 12 basis points. on its Tier 2 capitalization ratio.

The proceeds raised from the issuance of these Financial Bills will be allocated either directly and/or indirectly through its subsidiaries for payment of rents.

Financial Bills were underwritten by Opea Securitizadora S.A., which in turn has issued Real Estate Receivables Certificates (“CRIs”) backed by Real Estate Credit Notes (“CCIs”), which represent Financial Bills. CRIs were distributed through the public offering automatically registered with CVM and allocated to qualified and professional investors.

Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth.

For more information on capital structure and requirements, see "Item 4B. Business Overview - Supervision and Regulation - Capital Adequacy and Leverage".

Perpetual Subordinated Financial Bills Issuance

On November 09, 2023, we announced to the market that we had issued Perpetual Subordinated Financial Bills (“Financial Bills”) in the total amount of R$ 700 million, in negotiations with professional investors in November.

The Perpetual Financial Bills are perpetual in nature and may be repurchased as from 2028, subject to the prior authorization of the Central Bank of Brazil. In accordance with Resolution No. 122 of August 2, 2021 of the Central Bank, the Perpetual Financial Bills will compose the Additional Capital of the Company’s Reference Equity with an estimated impact of 60 basis points. on its Tier 1 market capitalization rate.

The Perpetual Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth. For more information on capital structure and requirements, see "Item 4B. Business Overview - Supervision and Regulation - Capital Adequacy and Leverage".

Capital Expenditures

Our capital expenditures for the year ended December 31, 2023 were funded with internal resources. We cannot assure that we will make capital expenditures in the future and, nor if those will correspond to the current estimates. The table below shows our capital expenditures for the years ended December 31, 2023, 2022 and 2021:

Capital Expenditures	As of December 31,			Variation
	2023	2022	2021	2023 - 2022		2022 - 2021
	(In millions of R$, except percentages)
Fixed Assets	3,815	2,727	1,414	1,088	39.9%	1,313	92.9%
Fixed assets under construction	1,277	905	710	372	41.1%	195	27.5%
Land and buildings	1,510	8	25	1,502	18,778.1%	(17)	(68.0)%
Leasehold improvements	57	56	106	1	2.3%	(50)	(47.2)%
Installations, furnitures and data processing equipment	942	1,710	532	(768)	(44.9)%	1,178	221.4%
Other	29	48	41	(19)	(39.8)%	7	17.1%
Intangible Assets	5,376	5,768	7,667	(392)	(6.8)%	(1,899)	(24.8)%
Goodwill	603	-	-	603	100.0%	-	-
Association for the promotion and offer of financial products and services	-	-	5	-	-	(5)	(100.0)%
Software acquired and Internally developed software	4,086	4,727	4,249	(641)	(13.6)%	478	11.2%
Other intangibles	687	1,041	3,413	(354)	(34.0)%	(2,372)	(69.5)%
Total	9,191	8,495	9,081	696	(8.2)%	(586)	(6.5)%

See “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of December 31, 2023. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2023. As of the date of this annual report, there has been no material change in our capitalization since December 31, 2023.

You should read the table below in conjunction with the information included in “Item 4B. Business Overview – Selected Statistical Information” for further details.

Capitalization	For the year ended December 31, 2023
	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	480,818	99,316
Securities sold under repurchase agreements	331,405	68,454
Structured notes	2	0
Derivatives	21,951	4,534
Interbank market funds	175,771	36,307
Institutional market funds	11,253	2,324
Other financial liabilities	177,201	36,602
lnsurance contracts and private pension	488	101
Provisions	6,562	1,355
Tax liabilities	3,970	820
Other Non-financial liabilities	35,680	7,370
Total	1,245,101	257,183
Long-term liabilities
Deposits	470,534	97,192
Securities sold under repurchase agreements	31,381	6,482
Structured notes	294	61
Derivatives	30,524	6,305
Interbank market funds	152,874	31,577
Institutional market funds	108,338	22,378
Other financial liabilities	5,147	1,063
lnsurance contracts and private pension	271,058	55,989
Provision for Expected Loss	4,198	867
Provisions	13,182	2,723
Tax liabilities	4,672	965
Other Non-financial liabilities	6,186	1,278
Total	1,098,388	226,879
Income tax and social contribution - deferred	560	116
Non-controlling interests	8,873	1,833
Stockholders’ equity attributed to the owners of the parent company (2)	190,177	39,282
Total capitalization (3)	2,543,100	525,293
BIS ratio (4)	0.17
(1) Convenience translation at 4.8413 reais per U.S. dollar, the exchange rate in effect on December 31, 2023.
(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,845,408,318 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2023.
(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4) Calculated by dividing total regulatory capital by risk weight assets.

Contractual Obligations

In the ordinary course of business, we enter into contractual obligations that may require future cash payments, including products in interbank market debt and institutional market debt lines, time deposits and other cash commitments. For more information regarding these obligations, see Notes “Note 15 – Deposits” and “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management - b) Risk Management -  I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – b) Risk Management - I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our consolidated financial statements.

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

Exposures		Trading Portfolio (1)			Trading and Banking Portfolios (1)
		December 31, 2023			December 31, 2023
Risk Factors	Risk of varitions in:	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In millions of R$)
Interest Rate	Fixed Income Interest Rates in reais	(0.4)	(103.1)	(209.8)	(13.4)	(3,253.4)	(6,285.7)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	-	(40.0)	(81.7)	(0.9)	(267.0)	(499.3)
Foreign Exchange Rates	Prices of Foreign Currencies	-	(77.0)	(33.2)	0.9	(78.5)	(30.0)
Price Index Linked	Interest of Inflation coupon	-	1.5	1.2	(0.8)	(92.0)	(226.5)
TR	TR Linked Interest Rates	-	-	-	0.2	(61.0)	(174.9)
Equities	Prices of Equities	0.9	196.3	250.2	5.6	90.5	41.8
Other	Exposures that do not fall under the definitions above	0.2	(24.2)	(70.4)	0.1	(26.0)	(73.9)
Total		0.7	(46.5)	(143.7)	(8.3)	(3,687.4)	(7,248.5)
1)	Amounts net of tax effects.
•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
•	Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
•	Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

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

The pricing structure is matched when equal amounts of these assets or liabilities mature are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise.

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our “CSRML” analyzes Itaú Unibanco Group’s gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

For further information on the position of our interest-bearing assets and liabilities as of December 31, 2023 see “Note 32.  Risk and Capital Management - b) Risk Management - II Market Risk” of our consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions.

IRRBB – Interest Rate Risk in the Banking Book

The Central Bank's Circular No. 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

IRRBB is based on the following key metrics:

•	ΔEVE (Delta Economic Value of Equity): is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;
•	ΔNII (Delta Net Interest Income): is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis is a static evaluation of the portfolio interest rate exposure, and, therefore, doesn´t consider the dynamic management of the treasury desk and risk control areas, which are in charge of measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, the analysis does not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose to demonstrate the main protection actions, considering the instruments fair value, regardless of any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

IRRBB Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results.

The interest rate risk management for transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limit structure and alerts approved specifically for these purposes, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing the interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and nonlinear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of these instruments.

The banking book consists of asset and liability transactions originating from different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed through a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in the Central Bank Circular No. 3,082.

The IRRBB model includes a series of premises:

•	ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
•	For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
•	The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;

ΔEVE and ΔNII are calculated using the standard shock scenarios described in article 11 of the Central Bank Circular No 3,876.:

•	Parallel Up: increases in the short-term and in the long-term interest rates;
•	Parallel Down: decreases in the short-term and in the long-term interest rates;
•	Short-term increase: increases in the short-term interest rates;
•	Short-term reduction: decreases in the short-term interest rates;
•	Steepener: decreases in the short-term interest rates and increasing the in the long-term interest rates;
•	Flattener: increases in the short-term interest rates and decreasing the in the long-term interest rates.

Exchange Rate Sensitivity

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see “Note 32 – Risk and Capital Management - b) Risk Management -  II Market Risk” of our consolidated financial statements.

The gap management adopted by the CSRML takes into consideration the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low-risk exposure strategy.

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

The information set forth in the table below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$82.7 billion as of December 31, 2023, under the gap management policy adopted, as mentioned above. We apply either economic hedges or hedge accounting to those net investments abroad.

Exchange Rate Sensitivity	For The Year Ended		December 31, 2023
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)
Assets	1,996,523	495,824	50,753	2,543,100	21.5
Cash	7,447	23,021	1,533	32,001	76.7
At Amortized Cost	1,319,313	328,472	38,440	1,686,225	21.8
Compulsory deposits in the Central Bank of Brazil	145,404	-	-	145,404	-
Interbank deposits	22,242	28,765	-	51,007	56.4
Securities purchased under agreements to resell	235,656	2,665	-	238,321	1.1
Securities	214,381	33,511	12,851	260,743	17.8
Loan operations and lease operations portfolio	632,358	252,377	25,855	910,590	30.6
Other financial assets	110,237	17,462	-	127,699	13.7
(-) Provision for Expected Loss	(40,965)	(6,308)	(266)	(47,539)	13.8
At Fair Value Through Other Comprehensive Income	52,988	76,866	185	130,039	59.3
Securities	52,988	76,866	185	130,039	59.3
At Fair Value Through Profit or Loss	504,245	54,285	9,824	568,354	11.3
Securities	490,928	14,710	6,114	511,752	4.1
Derivatives	11,966	39,575	3,710	55,251	78.3
Other financial assets	1,351	-	-	1,351	-
Insurance contracts	141	-	-	141	-
Investments in associates and joint ventures	9,282	11	-	9,293	0.1
Fixed assets, net	8,650	485	-	9,135	5.3
Goodwill and Intangible assets, net	16,330	7,034	-	23,364	30.1
Tax assets	59,750	4,019	752	64,521	7.4
Other assets	18,377	1,631	19	20,027	8.2
Percentage of total assets	78.5	19.5	2.0	100.0
Liabilities and Stockholders’ Equity	1,974,080	551,296	17,724	2,543,100	22.4
At Amortized Cost	1,424,241	505,589	14,332	1,944,162	26.7
Deposits	706,849	244,107	396	951,352	25.7
Securities sold under repurchase agreements	320,946	41,840	-	362,786	11.5
Interbank market debt	245,429	76,973	6,243	328,645	25.3
Institutional market debt	30,478	82,303	6,810	119,591	74.5
Other financial liabilities	120,539	60,366	883	181,788	33.7
At Fair Value Through Profit or Loss	12,812	37,133	3,386	53,331	76.0
Derivatives	12,252	36,837	3,386	52,475	76.7
Structured notes	-	296	-	296	100.0
Other financial liabilities	560	-	-	560	-
Provision for Expected Loss	3,700	492	6	4,198	11.9
Loan Commitments	3,062	249	-	3,311	7.5
Financial Guarantees	638	243	6	887	28.1
Reserves for insurance and private pension	271,546	-	-	271,546	-
Provisions	19,680	64	-	19,744	0.3
Tax liabilities	7,979	1,223	-	9,202	13.3
Other liabilities	35,072	6,795	-	41,867	16.2
Non-controlling interests	8,873	-	-	8,873	-
Total stockholders’ equity attributed to the owners of the parent company	190,177	-	-	190,177	-
Percentage of total liabilities and stockholders’ equity	77.6	21.7	0.7	100.0
1)	Predominantly U.S. dollar.

IBORs Transition

In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBORs rates by new reference rates. The main goal of this working group was, and still is, to support our senior officers in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil.

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

Throughout 2023, the working group continued to follow market guidelines and implemented previously defined action plans, including the recommendation to not increase Libor exposure and implementation of amendments of fallback clauses in the legacy contracts indexed to IBORs. We will keep up with the periodic reports to Senior Management and clients whenever it deems necessary.

5C.  Research and Development, Patents and Licenses, Etc.

For the past three years, we have not had any research and development policies in effect.

5D. Trend Information

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment (for further information see “Item 5A. Operating Results — Macroeconomic Context — Brazilian Context” and “Item 3D. Risk Factors — Macroeconomic and Geopolitical Risks”);
•	legal and regulatory developments (for further information, see “Item 4B. Business Overview — Supervision and Regulation,” “Item 5A. Operating Results — Macroeconomic Context — Brazilian Context” and “Item 3D. Risk Factors — Regulatory, Compliance and Legal”);
•	effects on the changes in macroeconomic and geopolitical, including on the liquidity and capital requirement (for further information, see “Item 4B. Business Overview — Supervision and Regulation,” “Item 5A. Operating Results — Macroeconomic Context — Global Context” and “Item 3D. Risk Factors — Macroeconomic and Geopolitical Risks”);
•	the inflation effects on the results of our operations (for further information, see “Item 5A. Operating Results — Macroeconomic Context— Brazilian Context” and “Item 3D. Risk Factors — Macroeconomic and Geopolitical Risks”);
•	the effects of the variations in the value of the Brazilian real, foreign exchange rates and interest rates on our net interest income (for further information, see “Item 5A. Operating Results” and “Item 3D. Risk Factors — Macroeconomic and Geopolitical Risks”); and]
•	any acquisitions we may make in the future (for further information, see “Item 3D. Risk Factors—Strategy—The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us”).

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

The table below presents the structure of our executive committee:

Milton Maluhy Filho
CEO

● Front Office ● Back Office

Alexandre Zancani
Vehicle financing, payroll, mortgages, “*consórcios*”, personal loans, among others.

André Rodrigues
Retail banking, digital channels, UX and credit for legal entity (SMEs), among others.

Carlos Constantini
Wealth Management & Services (WMS).

Carlos Orestes Vanzo
Retail banking, digital channels and UX for individual clients, insurance, among others.

Flávio de Souza
Itaú BBA CEO, commercial banking, CIB, ECM and DCM, research, and wholesale credit.

Marina Bellini
Operations, Service and Equity and Asset Purchases (IGA).

Pedro Lorenzini
Macroeconomics, Global Markets,Treasury & Latam Head.

Alexsandro Broedel
Finance and investor relations.

José Virgilio Vita Neto
Legal, ombudsman, institutional communications, sustainability and government relations.

Matias Granata
Market, credit and operational risk, capital management, corporate security, AML and compliance.

Ricardo Guerra
Technology.

Sergio Fajerman
Human resources.

Annual Shareholder’s Meeting

On April 23, 2024 at our annual shareholders’ meeting Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon,  Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected and Fabricio Bloisi Rocha and Paulo Antunes Veras were elected as members of our Board of Directors, each for a term of one year. We deemed the directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes to be independent members representing 53.84% of our Board of Directors. With respect to our Fiscal Committee on the same date, Gilberto Frussa was reelected as an effective member and João Costa was reelected as his alternate; Eduardo Miyaki was reelected as an effective member and Reinaldo Guerreiro, was reelected as his alternate. Igor Barenboim was reelected as an effective member and Rene Guimarães Andrich was reelected an alternate member.

Board of Officers and Members of our Audit Committee

On April 25, 2024 at the Meeting of the Board of Directors, the members of our Board of Officers were reelected for a term of office of one year.

Alexandre de Barros, Fernando Barçante Tostes Malta, Luciana Pires Dias, Maria Helena dos Santos Fernandes Santana, Rogério Carvalho Braga and Ricardo Baldin (the financial expert) were reelected as members of the Audit Committee for a term of office of one year.

Members Name, position			Date of birth	Audit Committee	Personnel Committee	Related Parties Committee	Nomination and Corporate Governance Committee	Risk and Capital Management Committee	Strategy Committee	Compensation Committee(1)	Environmental, Social and Climate Responsability Committee
Board of Directors (2) (13 members)		Pedro Moreira Salles, non-executive Co-Chairman	10/20/1959		President		President		President		Member
		Roberto Egydio Setubal, non-executive Co-Chairman	10/13/1954					Member	Member	President
		Ricardo Villela Marino, non-executive Vice President	01/28/1974						Member
		Alfredo Egydio Setubal, non-executive Member	09/01/1958		Member		Member				President
		Ana Lúcia de Mattos Barretto Villela, non-executive Member	10/25/1973		Member		Member				Member
		Candido Botelho Bracher, Independent Member	12/05/1958				Member	Member		Member	Member
		Cesar Nivaldo Gon, Independent Member	07/09/1971
		Fábio Colletti Barbosa, Independent Member	10/03/1954		Member	President	Member		Member		Member
		Fabricio Bloisi Rocha, Independent Member	05/09/1977
		João Moreira Salles, non-executive Member	04/11/1981						Member	Member
		Maria Helena dos Santos Fernandes de Santana, Independent Member	06/23/1959	President		Member
		Paulo Antunes Veras, Independent Member	09/01/1972		Member
		Pedro Luiz Bodin de Moraes, Independent Member	07/13/1956			Member		President
Board of Officers	Executive Committee (13 members)	Milton Maluhy Filho, Chief Executive Officer	06/08/1976
		Alexsandro Broedel, Officer and Chief Financial Officer	10/05/1974
		Alexandre Grossmann Zancani, Officer	10/14/1977
		André Luís Teixeira Rodrigues, Officer	08/11/1973
		Carlos Fernando Rossi Constantini, Officer	05/02/1974
		Carlos Orestes Vanzo, Officer	08/12/1971
		Flávio Augusto Aguiar de Souza, Officer	03/27/1970
		José Virgilio Vita Neto, Officer	09/13/1978
		Marina Fagundes Bellini, Officer	06/22/1973
		Matias Granata, Officer	06/17/1974
		Pedro Paulo Giubbina Lorenzini, Officer	04/02/1968
		Ricardo Ribeiro Mandacaru Guerra, Officer	08/28/1970
		Sergio Guillinet Fajerman, Officer	03/26/1972
	Officers (21 members)	Adriano Cabral Volpini, Officer	12/06/1972
		Álvaro Felipe Rizzi Rodrigues, Officer	03/28/1977
		Andre Balestrin Cestare, Officer	06/08/1978
		Cristiano Guimarães Duarte, Officer	01/02/1976
		Daniel Sposito Pastore, Officer	10/07/1979
		Daniela Pereira Bottai, Officer	06/12/1972
		Emerson Macedo Bortoloto, Officer	07/25/1977
		Eric André Altafim, Officer	06/12/1976
		José Geraldo Franco Ortiz Junior, Officer	11/23/1980
		Lineu Carlos Ferraz de Andrade, Officer	12/11/1972
		Luciana Nicola, Officer	12/27/1977
		Maira Blini de Carvalho, Officer	03/14/1984
		Mário Newton Nazareth Miguel, Officer	12/22/1979
		Paulo Sergio Miron, Officer	07/26/1966
		Renato Barbosa do Nascimento, Officer	10/28/1971
		Renato da Silva Carvalho, Officer	11/02/1974
		Renato Lulia Jacob, Officer and Head of Investor Relations and Market Intelligence	05/10/1974
		Rubens Fogli, Officer	06/26/1978
		Tatiana Grecco, Officer	08/31/1973
		Vinícius Santana, Officer	03/23/1978
Audit Committee (2) (6 members)		Alexandre de Barros, Independent Member	09/06/1956	Member
		Fernando Barçante Tostes Malta, Independent Member	04/14/1968	Member
		Luciana Pires Dias, Independent Member	01/13/1976	Member
		Maria Helena dos Santos Fernandes de Santana, Independent Member	06/23/1959	President
		Ricardo Baldin, Independent Member and Financial Expert	07/14/1954	Member
		Rogério Carvalho Braga, Independent Member	01/30/1956	Member
Fiscal Council (2) (3 members)		Eduardo Hiroyuki Miyaki, Member	06/11/1972	Member
		Gilberto Frussa, Member	10/20/1966	President
		Igor Barenboim, Member	08/04/1982	Member
(1) Includes individuals that are not members of our Board of Directors: Geraldo José Carbone.
(2) Independence criteria for the members of the Board of Directors, Audit Committee and Fiscal Council are diverse, under our policies and applicable regulations in force.

Board of Directors

Set forth below is a summary biographical information relating to each of the members of our board of directors:

Pedro Moreira Salles (non-executive co-chairman)

Position and term of office

Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities

Financial sector, capital markets and other sectors

He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN).

ESG

He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage.

Academic background

He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S.  He attended the Owner/President Management (OPM) program at Harvard University in the U.S.

Roberto Egydio Setubal (non-executive co-chairman)

Position and term of office

Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities

Financial sector, capital markets and other sectors

He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017.He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020.He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF),having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008.In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil.

Risk management

During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG

He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date.

Academic background

He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S.

Ricardo Villela Marino (non-executive vice-chairman)

Position and term of office

Non-executive Vice Chairman of the Board of Directors since 2020.

Experiences, skills and abilities

Financial sector and capital markets

He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011.

Financial inclusion and entrepreneurship

He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets.  He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people.  He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management.

Academic background

He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.  He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alfredo Egydio Setubal (non-executive member)

Position and term of office

Non-executive Member of the Board of Directors since 2007.

Experiences, skills and abilities

Financial sector and capital markets

At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco.

ESG

He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC).

Academic background

He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001.

She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate  Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010.

Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center’s Advisory Board since January 2022 and of the UCLA Lab School’s Board of Advisors since May 2022.

She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco’s Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco’s Board of Directors from 2018 to 2020.

She holds a Bachelor’s degree in Teaching with a major in School Administration and a Master’s degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher (independent member)

Position and term of office

Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003.

Experiences, skills and abilities.

Financial sector and capital markets

He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.

Risk management

He was CEO of Itaú Unibanco Holding S.A., and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council.  In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG

He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper.

Academic background

He holds a bachelor’s degree in business administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Cesar Nivaldo Gon (independent member)

Position and term of office

Independent Member of the Board of Directors since 2022.

Experiences, skills and abilities

Financial sector and capital markets

He has been a Member of the Board of Directors of the Lean Enterprise Institute – LEI and of Raia Drogasil S.A. since 2021. He is an active investor in venture capital and startup funds and led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE). He has also been a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY Entrepreneur of The Year™) in 2019. He is currently a member of Itaú Unibanco’s Personnel Committee.

Information technology and security

He is the founder and has been the CEO of CI&T Inc., a company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cyber security and design of digital products, since 1995. He is the Chairman of the Board of Directors of Sensedia, market leader in API Management, adaptive governance, events hub, service mesh, cloud connectors and professional services, acting as an important figurehead for topics on leadership development and digital transformation. He also serves as a Tech Advisor for the Boticário Group.

Academic background

He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science, both from Universidade Estadual de Campinas (UNICAMP), Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist.

Fábio Colletti Barbosa (independent member)

Position and term of office

Independent Member of the Board of Directors since 2015.

Experiences, skills and abilities.

Financial sector, capital markets and other sectors

He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008.  Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A.

ESG

Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks.

Academic background

He holds a bachelor’s degree in business administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds an MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland.

Fabricio Bloisi Rocha (independent member)

Position and term of office

Independent  Member of the Board of Directors

Experiences, skills and abilities

He has been Chief Executive Officer of Ifood since 2019 and has served as Chairman of the Board of Directors since 2016. He is one of the founders of the startup Movile, a leading mobile commerce company in Latin America, in which he served as Chief Executive Officer from 1998 to 2020 and member of the Board of Directors from 2010 to 2020. He is also president of the 1Bi Foundation, a social institution that was officially created in 2019 with the aim of using digital tools to promote new opportunities for young Brazilians.

Academic background

He holds a Bachelor’s degree in Computer Science from the Universidade Estadual de Campinas (UNICAMP), Brazil. HE also holds a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV/EAESP), Brazil. In 2013, he also completed the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in growth phase at the Stanford Graduate School of Business, California, USA. In 2022, he completed the OPM program (Owners/President Management, Business Administration and Management) at Harvard Business School, Massachusetts, USA.

João Moreira Salles (non-executive member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018.

Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022.  Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S.

He holds a bachelor’s degree in economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a master’s degree in economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Maria Helena dos Santos Fernandes de Santana (independent member)

Position and term of office

Independent Member of the Board of Directors since 2021.

Experiences, skills and abilities.

Financial sector, capital markets and other sectors

She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A.  She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021 and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012.  She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012.

ESG

Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000.  She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012.

Academic background

She holds a bachelor’s degree in economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Paulo Antunes Veras (independent member)

Position and term of office

Independent Member of the Board of Directors

Experiences, skills and abilities

He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi.

Academic background

He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD.

Pedro Luiz Bodin de Moraes (independent member)

Position and term of office

Independent Member of the Board of Directors since 2003.

Experiences, skills and abilities.

Financial sector and capital markets

He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014.  He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990.

Risk management

He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market.

ESG

He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government’s investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities.

Academic background

He holds a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master’s degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Board of Officers

Set forth below is a summary biographical information relating to each of the members of our board of officers:

Executive committee

Milton Maluhy Filho (CEO), partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007.

He holds a bachelor’s degree in Business Administration.

Alexsandro Broedel (CFO), a member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the positions of Group Executive Finance Officer from 2015 to 2020 and Head of Investor Relations from 2017 to 2020 at the Itaú Unibanco Group.  He joined the Itaú Unibanco Group in 2012 as Finance and Control Officer.  Mr. Broedel has formerly served as an Commissioner at the Brazilian Securities and Exchange Commission (CVM).  He is a full professor at FEA-USP, a member of the IFRS Foundation's Integrated Reporting and Connectivity Council, and a member of the Decision-Making Council at Fundo Garantidor de Créditos (FGC). He was a Trustee of the IFRS Foundation, a Board Member of the Value Reporting Foundation/SASB and a Board Member of the International Integrated Reporting Council (IIRC). He is responsible for the process of disclosing results and reports to the market, including environmental, social and climate information.

He holds bachelor’s degrees in accounting and law from Universidade de São Paulo (USP), São Paulo, Brazil.  He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Alexandre Grossmann Zancani (officer), a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having served as Executive Officer at the Itaú Unibanco Group from 2019 to 2021. He is currently in charge of the business areas related to individual client requirements, such as Cards, Real Estate Credit, Vehicles, and Payroll. He worked in large financial institutions in Brazil, focused on credit, innovation and digital transformation.

He holds a bachelor’s degree in computer engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and an MBA degree from INSEAD, Fontainebleau, France.

André Luís Teixeira Rodrigues (officer) has been a partner since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Small and Middle-Market Companies of the Retail Business segment, Acquiring Services (Rede), Product, Credit, CRM, Channels departments and related Digital Branches and Companies Strategy. Previously, he led for four years the Retail Business, Individuals and Companies, which comprised all the segments of the Branches, Companies, Government and Payroll departments, in addition to the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. From 2003 to 2018, Mr. Rodrigues held several leadership positions at the Wholesale Banking and Itaú BBA, including the Middle Market, Commercial Banking segments and the products & services departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 to 2020, and in 2021 he joined Itaú Unibanco’s Executive Committee.

He is a Member of the Board of Directors of Porto Seguro S.A.

He holds a bachelor’s degree in mechanical engineering with major in Automation and Systems ("Mechatronics") from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Carlos Fernando Rossi Constantini (officer), a member of the Partners Program, has been an Officer of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering an experience to funding distribution and management, having held the position of Executive Officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO of Itaú Unibanco in the U.S. and was the Head of International Private Banking Division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including Officer from 2009 to 2017.  He started his career at the Itaú Unibanco Group in 2007 and was a Deputy Officer from 2007 to 2009.

He holds a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Carlos Orestes Vanzo (officer), partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023.  Mr. Vanzo is currently responsible for the Retail – Individuals – Physical and Digital Branches, lower, middle and upper-income segments (Itaú Branches, Uniclass and Personnalité), Itaú Seguros (Itaú Insurance), and for the Strategy – Individuals department, which includes: CRM, Planning, Projects, Payroll and Government departments. He has previously held several positions at the Itaú Unibanco Group, including Executive Officer from 2019 to 2022 and was responsible for the Retail Business - Individuals, Companies Segment and Corporate Loans. Between 2004 and 2018, Mr. Vanzo has held several leadership positions at Banco Itaú and Itaú BBA, including in the Corporate and Middle Market segment. He joined the Itaú Unibanco Group in 1997.

He holds a bachelor’s degree in law from Universidade Paulista, São Paulo, Brazil, a Postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil, and an Executive MBA degree from Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Flávio Augusto Aguiar de Souza (officer), a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking segment. Since the beginning of 2023, he has also taken on the responsibility, within the ESG agenda, for the activities of the climate finance department of the entire Conglomerate.

He joined the Itaú Unibanco Group in 2009 and has held leadership positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.

Mr. Souza was Vice President of Brazilian Financial and Capital Markets Association (ANBIMA) from 2015 to 2019, and Chairman of the Board of Directors of banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018.

He holds a bachelor’s degree in business administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a Postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil.

José Virgilio Vita Neto (officer), a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments.  He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011.

He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN).

He holds a bachelor’s degree in law from Universidade de São Paulo (USP), São Paulo, Brazil; a master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S.

Marina Fagundes Bellini (officer), a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations, Services, Procurement and Wealth and Asset Management departments.

She has been a Member of the Board of Directors of NGO T200, which focuses on the development of women in technology.

She was a Global Officer of Information Technology, Digital and Shared Service Center from 2019 to 2022 and Global CIO and Digital Transformation Officer in 2018 at BAT, an England-based multinational company, as well as the CIO of PepsiCo Latin America and CIO of the CMO of PepsiCo Global, U.S. from 2015 to 2018.

She also served as Integration, Technology and Shared Services Officer in Mexico from 2013 to 2015, Global CIO and Global Shared Services Officer from 2009 to 2013, CIO and Shared Services Officer in Western Europe from 2007 to 2009; Shared Services Officer in Europe in 2006; Global Shared Services Officer from 2004 to 2005 and Shared Services Officer in Latin America from 2002 to 2004 at Anheuser-Busch InBev, InBev and AmBev. She worked as Trainee to Senior Consultant from 1995 to 2002 at PriceWaterhouse Coopers Consulting.

She holds a bachelor’s degree in Economics from Universidade de Campinas (UNICAMP), São Paulo, Brazil, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, attended the Consumer Connections - Corporate Executive Education course from Stanford University, California, U.S., the Executive Program from Singularity University, California, U.S. and the High Performance Leadership and High Performance Board programs from Institute for Management Development (IMD), Lausanne, Switzerland.

Matias Granata (officer), partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including as Officer from 2014 to 2021, responsible for AML, Credit Risk, Modeling, and Market and Liquidity Risks. Responsible for the risk structure, Mr. Granata is also in charge of the unit that integrates the climate risk into the group’s global risk management.

He holds a bachelor’s degree in economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a Postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom.

Pedro Paulo Giubbina Lorenzini (officer), a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021.  He is currently responsible for the Treasury, Client and Product Desks, and Macroeconomics Department and for the Latin America (LATAM) Department, which also includes the operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia).

He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period).

Mr. Lorenzini served as a Member of the Executive Committee, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career at the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments.

He was Chairman of the Treasury Committee from 2010 to 2013 and a Citibank representative at the Board of Executive Officers of the Brazilian Federation of Banks (FEBRABAN) from 2013 to 2021.

He was Chairman of the Treasury Committee from 2010 to 2012 and Vice President of the Brazilian Association of Financial and Capital Market Entities (ANBIMA) from 2010 to 2021.

He holds a bachelor’s degree in Economics Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra (officer),a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology, data and CX department as its CIO since 2015. He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2014 to 2021, Channels Officer from 2008 to 2014, Financing Products Superintendent - Individuals from 2007 to 2008, Credit Policies Superintendent from 2006 to 2007, Electronic Channels Management Superintendent from 2002 to 2006, and Internet Project Leader from 1996 to 2000. He has extensive experience in digital transformation, large-scale platform management, including management and governance processes, and is knowledgeable about technical engineering and cybersecurity. He leads a broad technology team, focused on deep technical excellence, talent training and diversity.

He joined the Itaú Unibanco Group in 1993 as a System Analyst.

He holds bachelor’s degree in civil engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA degree from the Kellogg School of Management at Northwestern University, Illinois, U.S.

Sergio Guillinet Fajerman (officer), a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel, Marketing and Communication department.  He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2017 to 2021 and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office from 2010 to 2017.

He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an MBA degree in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree from INSEAD, Fontainebleau, France, and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Officers

Set forth below is a summary biographical information relating to each of the members of our board of officers:

Adriano Cabral Volpini (officer), a partner of Itaú Unibanco, has been the Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012, with over 30 years of experience in the financial system, 25 of which focused on risk and security activities.  He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Wrongful Acts from 2005 to 2012, Manager of Prevention of Wrongful Acts from 2004 to 2005, Inspection Manager in 2003, Inspector from 1998 to 2003, Auditor from 1996 to 1997, and he also holds management positions in several companies of the Itaú Unibanco Group.

He serves as an effective Officer of the Cybersecurity Council as expert in cybersecurity and as an effective Officer of the Fraud Prevention Council at FEBRABAN. He was a panelist at the 33rd Edition of FEBRABAN TECH 2023 – The Technological innovations and the cyber resilience at the service of society.

Mr. Volpini has also been a member of the Risk Committee of Banco Carrefour and a Statutory Officer specialized in security and operational risks. He has also been a statutory member of ToTvs Techfin, where he holds the position of effective member of the Audit Committee, aimed at supervising the Company’s operational and security risks.

He holds a bachelor’s degree in accounting and financial administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.  He has also attended to courses of Innovation from the Stanford University and of Strategy and Finance from the Harward University, both in the U.S.  He holds a professional Certificate from the Association of Certified Fraud Examiner since December 2003.

Álvaro Felipe Rizzi Rodrigues (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the legal matters of the Wholesale Banking department i.e., investment banking, broker, treasury, wealth management services (management and administration of third-party funds, private banking, banking products for large and middle-market companies, allocated funds and on lending, international loans and foreign exchange), the Tax Legal Matters (advisory and litigation), Proprietary M&A Legal Matters and Corporate, International and Anti-Trust Legal Matters. He was previously responsible for the legal matters of the Retail Business department (legal matters related to products and services of the retail business: current account, payment account, cards, acquiring services, payroll, real estate loans, vehicle, consortia, insurance and pension plan) and for the Institutional Legal department (Corporate and Corporate Governance, Contracts, Equity, Intellectual Property and Corporate Paralegal Matters). He has also served as Officer of Itaú Foundation since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados.

He holds a Bachelor’s degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.  He has also attended a specialization course in Corporate Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University’s Law School, New York, U.S.

Andre Balestrin Cestare (officer), a member of the Partners Program, has been our officer since 2017. He is currently responsible for the Retail Business financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022, Retail Business financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017.

He holds a bachelor’s degree in mechanical engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.

Cristiano Guimarães (officer), a member of the Partners Program since 2009, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible by the Corporate Banking for large companies and the Investment Banking (Corporate & Investment Banking). He has held several positions at the Itaú Unibanco Group, having served as Head and Managing Director of the Investment Banking in Brazil and Officer of the Corporate Banking, between 2008 and 2020.

Mr. Guimarães was an Investment Banking Officer at Banco UBS Pactual from 2007 to 2008 and was previously a Managing Partner at KPMG, where he started his career.

He holds a bachelor’s degree in business administration from the Pontifícia Universidade Católica de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil.

Daniel Sposito Pastore (officer), a member of the Partners Program, has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002.

Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (FEBRABAN).

He holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Postgraduate degree in Financial and Capital Markets Law from Instituto de Ensino e Pesquisa (“INSPER”), São Paulo, Brazil.

Daniela Bottai (officer), a member of the Partners Program, has been an Audit Officer at the Itaú Unibanco Group since 2023, leading the Technology, Models, Risks, ESG and Foreign Units departments.

With an experience of over 30 years in Risk, Compliance and Audit, focused on, among others, risk management, compliance management, regulatory strategy, anti-money laundering and counter terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG and corporate governance. Ms. Bottai has worked in Financial Institutions and Fintechs, such as PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro and KPMG.

She holds a bachelor’s degree in data processing from Faculdade de Tecnologia da Universidade Estadual Paulista (FATEC/UNESP), São Paulo, Brazil and specialization in Business Administration and Integrated Systems from CEAG, Fundação Getulio Vargas, São Paulo, Brazil. She holds an MBA degree in Retail and Franchise from Fundação Instituto de Administração da Universidade de São Paulo (FIA-USP), São Paulo, Brazil. She is Certified in Executive Entrepreneurship by the Stanford Graduate School of Business, California, and Babson, Boston, U.S. She is also certified by the “Orchestrating a winning performance” program, offered by the Institute for Management Development (IMD), in Lausanne, Switzerland.

Emerson Macedo Bortoloto (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over several positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group’s Retail processes and business, as well as in the Information Technology, Information Security and Cybersecurity processes and department.   Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing.  At the Itaú Unibanco Group, he was also responsible for auditing the Information Technology and Retail Credit Analysis and Granting processes.

He is a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., and Tecban - Tecnologia Bancária.

Mr. Bortoloto had previously worked at Ernst & Young Auditores Independentes from 2001 to 2003 and Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes.

He holds a bachelor’s degree in data processing technology, a Postgraduate degree in Auditing and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA degree in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil.  He also holds the following certifications: CISA-Certified Information System Auditor, issued by the Information Systems Audit and Control Association (ISACA), and CCoaud+ - Member of the Audit Committee with Experience, issued by IBGC.

Eric André Altafim (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at the Itaú Unibanco Group, including as Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017, Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks from 2012 a 2015, Head of Derivatives – Wholesale from 2008 to 2012, Senior Trader from 2005 to 2007, and Trader from 1999 to 2000.

He has also served as Executive Vice President of the Brazilian Financial and Capital Markets Association (ANBIMA) since 2022 and has been a Member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021.

He also served as a Relations and Desk Manager at Banco UBS Pactual from 2007 to 2008, Senior Trader at Banco HSBC from 2000 to 2005, Trainee from 1997 to 1999, and Junior Trader in 1999 at Banco CCF.

He holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree in Economics from Universidade de São Paulo (USP), São Paulo, Brazil.

José Geraldo Franco Ortiz Junior (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group. Since 2021 he has been responsible for Itaú Unibanco’s Corporate Compliance department and is a Member of the Environmental, Social and Climate Committee. Mr. Ortiz joined the Itaú Unibanco Group in 2003 as an intern and has served in several positions, such as Legal Assistant from 2003 to 2004, Lawyer from 2004 to 2006, Senior Lawyer from 2006 to 2008, Legal Manager from 2009 to 2013, and Legal Superintendent from 2013 to 2020. He also worked as a Non-U.S. Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil from 2001 to 2003.

He holds a bachelor’s degree in law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a master’s degree (Master of Laws – LL.M.) from Columbia University’s Law School, New York, U.S.

Lineu Carlos Ferraz de Andrade (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Consortium, Vehicle, Real Estate, Payroll Loans, Logistics, Credit Card and Insurance operations. Mr. Andrade has held a number of positions at the Itaú Unibanco Group, including as Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014, Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013, Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011, and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004.

He holds a bachelor’s degree in Computer Sciences from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, an MBA degree from Universidade de São Paulo (USP), São Paulo, Brazil, specialization in Foreign Trade and Banking from Fundação Getulio Vargas (FGV), São Paulo, Brazil, specialization in Strategic People Management from Fundação Dom Cabral, São Paulo, Brazil, and a Post-MBA certificate from Fundação Instituto de Administração (FIA), São Paulo, Brazil and Risk Management from University of Pennsylvania’s The Wharton School of the University, Philadelphia, U.S.

Luciana Nicola (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability department. She also serves as an Officer at Fundação Itaú para Educação e Cultura, as an Advisor at Fundação Itaú Unibanco Previdência Complementar, and as the CEO of Associação Itaú Viver Mais. She has held a number of positions at the Itaú Unibanco Group, including as Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department of Unibanco S.A. from 1997 to 2004.

Ms. Nicola is currently a Member of the Board of Directors of Instituto do Pacto Global Brasil, a Member of the Strategic Group of Coalizão Brasil Clima, Florestas e Agricultura, and a Member of the Board of Directors of CEBDS. She serves a Member on the ESG Committee of the Brazilian Federation of Banks (FEBRABAN). She was also a Member of the Steering Committee from 2005 to 2007 of the Junior Achievement Association of the State of São Paulo.

She holds a bachelor’s degree in law from Universidade São Judas Tadeu, São Paulo, Brazil, and Postgraduate degrees in Semiotics from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and in Leadership and Public Management from Centro de Liderança Pública – CLP at the Center on the Legal Profession of Harvard Business School, Cambridge, Massachusetts, U.S. She also completed her training in Climate Change offered by IBGC in 2021, through the Chapter Zero initiative, a global network for engaging boards in climate challenges.

Maira Blini de Carvalho (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022.   She is currently responsible for the advisory legal service of the Retail Business Department, including secured business, insurance, means of payment and new technologies, and for the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and government. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Attorney from 2012 to 2013.

She also worked as a Foreign Associate in 2010 at White & Case LLP, in New York, U.S., in the M&A and Securities practices; and as a lawyer at the JBS Group from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios.

She holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a master’s degree in international business and Economic Law from Georgetown University Law Center, Washington, U.S.

Mário Newton Nazareth Miguel (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System Department and the forwarding to the Central Bank of information relating to amounts refundable to individuals and legal entities.  He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010.

He also worked as a Product Manager from 2007 to 2008 at Banco ABN AMRO Real; as a Marketing Expert from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A. and Business Analyst from 1998 to 2003 at Tess S.A.

He holds a bachelor’s degree in Business Administration from Universidade Paulista, São Paulo, Brazil; a Postgraduate degree in Economics from Universidade de Campinas, São Paulo, Brazil; an MBA degree in Business from Fundação Getulio Vargas (FGV), São Paulo, Brazil; an MBA degree (International Module) from Ohio University, Ohio, U.S.; he attended a specialization course in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil, and he holds a Postgraduate degree in Positive Psychology from Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS).

Paulo Sergio Miron (officer), a member of the Partners Program, has been the Officer responsible for the internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015.

He has been an Officer at Instituto Unibanco and Fundação Itaú para Educação e Cultura, a member of the Supervisory Council at Fundação Maria Cecilia Souto Vidigal, at Instituto Lemann and at Fundação Nova Escola, as well as a Coordinator of the Audit Committee at Zup Tecnologia.  Mr. Miron served as a financial specialist at the Audit Committees at Porto Seguro and XP.

With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil from 1996 to 2014 responsible for the auditing of large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and the government services, and banking departments.

He was an instructor of the training course for members of the Audit, Inspection and Controls Committee of the Brazilian Institute of Corporate Governance (IBGC). He is a speaker at many seminars on governance, auditing and financial market issues.  Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses.

He holds bachelor’s degrees in economics from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Accounting from Universidade São Judas Tadeu, São Paulo, Brazil.

Renato Barbosa do Nascimento (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, Wealth Management, Brokerage services, Private Banking, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and the entire ecosystem that serves companies and payment methods. Between 2018 and the first half of 2023, he led the internal audit work covering the whole ESG scope, with outstanding assessment of the commitments made with external agents, ensuring compliance with rules and regulation and ultimately the audit of the Conglomerate’s ESG governance pillars. Mr. Nascimento also engaged in the Mentoring Program for Black Women sponsored by Itaú Unibanco for approximately one year.

He was a member of audit councils and committees of Itaú Unibanco’s investees aiming at maintaining the high governance standards required by the Conglomerate and was Fiscal Advisor at the Brazilian Business Council for Sustainable Development (CEBDS).

He has held several positions in his over 26-year professional journey at PricewaterhouseCoopers Auditores Independentes, including Audit Partner from 2009 to 2017.  His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in Brazil and abroad.

Between 2014 and 2017, he took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit partner leading external audits in subsidiaries of international entities of the financial industry in Mexico.  From 2009 and 2014, Mr. Nascimento was responsible for monitoring external audits carried out by the PwC teams of the U.S., United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries.

Between 2006 and 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).  Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others.

He holds bachelor’s degrees in accounting and in Business Administration, both from Universidade Paulista, São Paulo, Brazil, and a master’s degree in business administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania.

Renato da Silva Carvalho (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department.  In this position, he is responsible for determining the financial results of the Wholesale Banking, including monitoring ESG products and services that generate positive impact. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Business, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017.

He worked as Investment Market Risk Associate Director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil).

He holds a bachelor’s degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an Executive MBA degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree in System Analysis, Project and Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a M.Sc.in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, and has attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil.  He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).

Renato Lulia Jacob (officer), has been a partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020.  He has been a Member of the Disclosure and Trading Committee since 2019, having served as its chairman since 2020.  Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itau Argentina S.A.  from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015.

He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom.

He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017.

He holds a bachelor’s degree in civil engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Rubens Fogli (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Products and Requirements, Payment, Collection and Account Management Office.  He has held several positions at the Itaú Unibanco Group, including Officer of Card Products, Digital Business, Cards and Acquiring Services and Joint Ventures with Retailers.

Mr. Fogli Neto has also been a member of the Board of Directors at several companies of the Itaú Unibanco Group.

He worked at important companies in the markets they operate, such as Citibank, Credicard, and Banco CCF Brasil.

He holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, an Executive MBA degree from Instituto Brasileiro de Mercado de Capitais (IBMEC), São Paulo, Brazil, and attended the Leadership Transition program from INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Tatiana Grecco (officer), a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk department.

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

She has coordinated the ETF Committee and the ESG Workgroup at the Brazilian Financial and Capital Markets Association (ANBIMA) for several years.  She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.

Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.  Since 2020, she has also been responsible for the capital management of the Conglomerate.

She holds a bachelor’s degree in civil construction from Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a master’s degree in business administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S.  She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified (CGA) by ANBIMA. Ms. executives who founded the Bloomberg Women’s Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs.

Vinícius Santana (officer) has been an Officer at the Itaú Unibanco Group since 2023.

He is currently responsible for the Anti-Money Laundering/Counter Terrorism Financing Department (AML/CFT).

He has been working without interruption on anti-money laundering and counter terrorism financing (AML/CFT) since 2002 and has held important positions in the public and private sectors. A Country Appraiser at the Financial Action Task Force (FATF/GAFI), Mr. Santana has worked for 11 years at COAF (Council for Financial Activities Control), nine of which as a supervisor, including as an Alternate Officer of this body, and he held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates from 2017 to 2023. He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also served in many positions in the Commercial and AML/CFT departments. In 2006, he joined the Council for Financial Activities Control (COAF), and rejoined Banco do Brasil in 2017. He was an Effective Member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy from 2006 to 2021. At COAF, between 2010 and 2017, he was a member of many federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System.

Mr. Santana holds a bachelor’s degree in Mathematical Sciences from Universidade Estadual do Norte do Paraná (UENP), Paraná, Brazil; a Bachelor’s degree in Law from Centro Universitário de Brasília (UniCEUB), Brasília, Brazil; a Postgraduate degree in Advanced Defense Studies from Escola Superior de Guerra (ESG); Specialist, AML/CFT from the U.S. Department of the Treasury; a Postgraduate degree in Money Laundering, Criminal Procedure; an MBA degree in Strategic Management, Business Administration from UNIFAEL; and an MBA degree in Risks and Compliance from Trevisan/Exame. Mr. Santana has been certified by many national and international bodies, notably the FBI, IMF, FINCEN, COAF, GAFI, GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others.  He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations.

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

Set forth below is a summary biographical information relating to each of the members of our audit committee:

Alexandre de Barros (independent member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004.

He has been an Alternate Member of Duratex’s Board of Directors since 2020 and the Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist member since 2017.

Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its chairman from 2006 to 2007 and as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA)from 2015 to 2023.

He holds a bachelor’s degree in aeronautics infrastructure engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S.

Fernando Barçante Tostes Malta (independent member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2023.  He has held several positions at the Itaú Unibanco Group, including Executive Officer from 2015 to 2021. He has also served at the Internal Controls and Compliance Office since 2016, in charge of the Group’s non-financial risks, of the E&S Risk Department, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units.

He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016.

Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015.  He was an Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009.

He started his career in 1988, having held several positions.  He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008.

He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A., a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a Member of the Board of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc.

Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021.

He holds a Bachelor's degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland.

Luciana Pires Dias (independent member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.

She has been a Member of the Board of Directors of AMBEV S.A. since 2023.

She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006.

She holds bachelor’s and master’s degrees and a Ph.D. in business law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S.

Maria Helena dos Santos Fernandes de Santana (independent member). For more information about Mrs. Maria Helena dos Santos Fernandes de Santana, see “Board of Directors”.

Ricardo Baldin (independent member and financial expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A.  from 2009 to 2015.

He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A.  from 2013 to 2014.

He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017.

Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.

He holds a bachelor’s degree in accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC.

Rogério Carvalho Braga (independent member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca).  He has held several positions at the Itaú Unibanco Group, including Officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000.

He holds a bachelor’s degree in law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S.

Fiscal Council

Our fiscal council is an independent management body, composed of three to five members elected at the Annual Shareholders' Meeting to supervise management activities.

Set forth below is a summary biographical information relating to each of the members of our fiscal council:

Eduardo Hiroyuki Miyaki (member)has been a Member of the Supervisory Council at the Itaú Unibanco Group since 2022.  He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021.  He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes.  Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003.

He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master’s degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC).

Gilberto Frussa (member) has been a Member of the Supervisory Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006.

He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022.

Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995.

He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados.

Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015.  Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Supervisory Council and Finance and Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC).

He holds a bachelor’s degree in law from Universidade de São Paulo (USP), São Paulo, Brazil.

Igor Barenboim (member) has been a Member of the Supervisory Council at the Itaú Unibanco since 2023 He serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.

He was also Superintendent Officer at the Industrial Social Service/National Service for Industrial Training (SESI/SENAI) from 2017 to 2021, where he was also responsible for the set-up of the Compliance and Cybersecurity Department and the Transparence Website,  Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016, Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014, Vice President of Capital Management at the Treasury Department of Banco Itaú BBA from 2011 to 2012, Senior Advisor of the Finance Department of the State of São Paulo in 2011), Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010, responsible for designing inclusion and diversity programs for public service entrance exams, and Founding Member and Economist at Gávea Investimentos from 2003 to 2005.

Mr. Barenboim was a Member of the Board of Directors of SENAI in 2017, Chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015, a Member of the Board of Directors of FINEP in 2015; a Member of the Steering Board of the National Scientific and Technological Development Fund (FNDCT) in 2015, a Member of the Joint Commission of the Defense Industry in 2015, a Member of the Interministerial Committee on Machinery and Equipment Security in 2015, a Member of the Supervisory Council of Companhia de Docas de São Sebastião in 2011; a Member of the Board of Directors of the Social Security Institute of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and a Member of the Board of Directors of the IT Company that provides services to the Municipal Government of Rio de Janeiro in 2010.

He holds a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), São Paulo, Brazil and Ph.D. and master’s degree in economics from Harvard University, Cambridge, Massachusetts, U.S., and participated in the Seminar on Investments, Governance and Environmental Aspects in Private Pension (SIGA).

6B. Compensation

Performance Evaluation of the Board of Directors and Board of Officers

Board of Directors

Our board of directors, its members and co-chairmen, as well as the board of directors' committees, are evaluated annually for their performance as management members and bodies, in compliance with best corporate governance practices. The reelection of members of the board of directors' and board of directors committees takes into account each director’s positive performance, regular attendance at meetings over the previous term, experience and independence level.

This evaluation consists of each director’s self-evaluation, a cross-evaluation of the members of the board of directors , the evaluation of the board of directors by its members, the evaluation of the co-chairmen by directors and evaluation of the board of directors committees by their members. This process is structured based on specific characteristics and responsibilities of the board of directors, its members, Co-chairmen, and each of its committees, seeking to achieve a high expertise level. Furthermore, this process is carried out by a third party responsible for distributing specific questionnaires to the board of directors and every board of directors committee, as well as for interviewing individual members of the board of directors and its committees. This third-party is also responsible for analyzing responses and comparing them to the responses from previous years in order to identify and address any board of directors and the board of director's committee gaps.

Additionally, the Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process, in addition to discussing the outcomes of the evaluation, the composition and the succession plan to the board of directors. In addition to the support provided by this committee, an independent member of compensation committee is responsible for carrying out the evaluation.

Ultimately, our board of directors is composed of outstanding knowledgeable professionals with expertise in different areas of operation.

Pre-established Rules of Our Board of Directors:

The members of our board of directors must act fairly, and in accordance with pre-established rules to avoid conflicts of interest. These rules include:

•	Refraining from taking part in resolutions related to matters in which the interests of the director conflict with ours. The director must inform the board of directors of any possible conflict of interest as soon as the matter giving rise to such conflict is included in the agenda or proposed by the board of director’s co-chairman, and, in any event, before the beginning of any discussion on such matter.
•	In the event the director or a company controlled or managed by this director carries out a transaction with any company in the Itaú Unibanco Group: (a) the transaction must be carried out on an arm’s length basis; (b) if it is not a customary transaction or a provision of services, an appraisal report must be issued by recognized financial advisors evidencing that the transaction was carried out at arm’s length; and (c) the transaction must be disclosed to and conducted under the supervision of the Related Parties Committee, the Ethics and Ombudsman Office or channels within the Itaú Unibanco Group that are competent in the specific area, subject to the rules and conditions set forth in our Transactions with Related Parties Policy.
•	Serving on no more than four boards of directors of companies that do not belong to the same group.
•	Our directors have no service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

For further information on the members of our Board of Directors see “Board of Directors”.

Officers

The performance goals of our officers are defined by the manager with whom the officer has a direct relationship and are based on the priorities of the year set out for each officer.

Performance metrics

The officers' evaluation process is carried out annually and takes into account what was defined as a priority for the year.

•	Manager Evaluation: The priorities for the year are defined together with the manager. These priorities are monitored throughout the year and, at the end of the year, they are evaluated. In order to support the evaluation, managers receive financial and market information, if applicable.
•	Rapporteur: Is an evaluation process of behaviors and main deliveries, pursuing complementary elements to the executive’s evaluation.
•	Evaluation Committee: Collegiate discussion to validate the manager’s evaluation. This committee can also suggest development and succession recommendations.

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

Compensation Committee

We have a statutory compensation committee, or Compensation Committee, that reports to the board of directors, which duties include, but are not limited to:

Preparing a policy for the compensation of management members, proposing to the board of directors forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy (internal policy - PS-53 "Compensation Policy") and recommending improvements to the board of directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the annual stockholders’ meeting.	Preparing the “Compensation Committee Report” on an annual basis.

Compensation Policy

Our compensation policy aims at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with stockholders’ interests.

Compensation Strategy

Our compensation and benefit strategies vary according to the area of activity and market parameters. We periodically verify these parameters by:

•	commissioning salary surveys conducted by specialized consultants, who are independent from management;
•	participating in surveys conducted by other banks; and
•	participating in specialized compensation and benefit forums.

Compensation of Employees

Employees compensation is composed of:

Monthly fixed compensation:
Determined in accordance with the complexity of an individual’s work duties and such individual’s performance with respect to such duties.
Employees’ fixed compensation changes according to our promotion and merit policy, which takes into account the employees’ seniority, responsibilities and personal performance when carrying out duties over the period under evaluation.Employees are entitled to salary adjustments, in accordance with applicable collective bargaining agreements.
Variable compensation:
It acknowledges the level of dedication, results achieved and the short, medium and long-term sustainability of these results. Employees are entitled to receive additional amounts if provided in applicable collective bargaining agreements.
Benefits:
We provide several benefits agreed with labor unions representing our employees’, which are established in the respective collective bargaining agreements, such as: food allowance, day care/babysitter, transportation, among others.

In addition to those benefits set forth in collective bargaining agreements, we offer the following benefits to our employees:

•	medical and dental care plans;
•	private pension plans;
•	group life insurance;
•	annual health check-up; and
•	parking lot space.

These benefits above are granted to certain employees according to each employee’s category or regulation applicable to each jurisdiction.

Moreover, we present below the benefits that are available to all of our employees:

•	differentiated banking products and services;
•	Itaú Unibanco Club Foundation (Fundação Itaú Unibanco Clube);
•	discounts for health or sports related activities with several fitness centers;
•	discount partnership with several companies of goods and services;
•	pharmacy discounts and payment facilities; and
•	psychosocial and personal care services

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
managers

With a view to retain key professionals, whose departure would cause an adverse impact to the organization and/or favor our competitors in any manner, we have established a profit sharing program based on preferred shares for those key professionals.

Stock-based profit sharing

ITUB4
ITUB4
ITUB4
The program consist of granting preferred shares(ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
Superintendents and managers

146

	Board of Directors (1) (2) (3)	Board of Officers (2)	Fiscal Council	Audit Committee (3) (4)
Monthly Fixed Compensation	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting	Aggregate amount of fees in cash approved at the Annual General Stockholders’ Meeting	Fees in cash approved at the Annual General Stockholders’ Meeting	Fees in cash approved at the Annual General Stockholders’ Meeting
Annual Fixed Compensation	Stock-based compensation approved at the Annual General Stockholder’s Meeting.	N.A.	N.A.	N.A.
Benefit Plan	N.A.	Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance.	N.A.	N.A.
Annual Variable Compensation	Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders’ Meeting.	Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders’ Meeting.	N.A.	N.A.
1)	In the event that a member of our Board of Directors is also part of our Board of Officers or our subsidiaries, the compensation will be in line with compensation model of our Board of Officers. Management members who are also part of statutory on non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a compensation for taking part in to these committees. A non-management member of the Compensation Committee is compensated for his/her duties performed for the Committee.
2)	Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
3)	Member of the board of directions and audit committee only receive benefits in they have previously been officers of the Company.
4)	For those members of the audit committee who are also part of the board of directors, the compensation policy of the Board of Directors is applied.

Composition of compensation of management members
Member	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2023	22%	16%	60%	1%
	2022	24%	18%	56%	2%
	2021	25%	20%	53%	2%
Board of Officers	2023	9%	-	89%	1%
	2022	9%	-	90%	1%
	2021	8%	-	91%	1%
Fiscal Council	2023	100%	-	-	-
	2022	100%	-	-	-
	2021	100%	-	-	-
Audit Commitee	2023	100%	-	-	-
	2022	100%	-	-	-
	2021	100%	-	-	-

For the Year Ended in December 31,	2023
a	Body	Board of Directors	Board of Officers	Fiscal Council
b	Number of members	12.00	30.50	6.00
c	Number of members who receive compensation	12.00	30.50	6.00
d	Amount of the highest individual compesation (in R$)	18,509,021	67,705,174	264,000
e	Amount of the lowest individual compesation (in R$)	2,522,283	3,305,003	108,000
f	Avarage amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	5,790,512	18,161,622	186,122

For the annual amount of the lowest individual compensation, members who have not perfomed their duties for the full 12 months of the relevant year were disreguarded. Members are received the amount of the higest compensation in each body perfomed their duties during the 12 months of the relevant year.

In 2023, the total compensation for the members of the Board of Directors was R$69,486,149 million and for the members of the Statutory Board of Officers was R$553,929,459 million.

For the Year Ended in December 31,	2022
a	Body	Board of Directors	Board of Officers	Fiscal Council
b	Number of members	12.00	26.50	6.00
c	Number of members who receive compensation	12.00	26.50	6.00
d	Amount of the highest individual compesation (in R$)	15,648,000	59,188,000	236,000
e	Amount of the lowest individual compesation (in R$)	2,442,000	3,758,000	96,000
f	Avarage amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	5,201,038	16,812,675	161,333
For the annual amount of the lowest individual compensation, members who have not perfomed their duties for the full 12 months of the relevant year were disreguarded. Members are received the amount of the higest compensation in each body perfomed their duties during the 12 months of the relevant year.

For the Year Ended in December 31,	2021
a	Body	Board of Directors	Board of Officers	Fiscal Council
b	Number of members	12.17	25.25	6.00
c	Number of members who receive compensation	12.17	25.25	6.00
d	Amount of the highest individual compesation (in R$)	14,256,000	52,966,000	180,00
e	Amount of the lowest individual compesation (in R$)	2,392,000	3,150,000	72,000
f	Avarage amount of individual compensation (total compensation divided by the number of compensated members) (in R$)	4,778,137	16,604,654	126,000
For the annual amount of the lowest individual compensation, members who have not perfomed their duties for the full 12 months of the relevant year were disreguarded. Members are received the amount of the higest compensation in each body perfomed their duties during the 12 months of the relevant year.

Criteria for Defining Monthly and Annual Fixed Compensation of Management Members:

Fixed compensation of members of the board of directors and board of officers, as well as the benefit plan granted to officers, is not impacted by performance indicators, as discussed below:

Fiscal Council	Within the limits established by legislation, members of the Fiscal Council are paid monthly fixed compensation only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).
Board of Directors	The monthly fixed compensation is consistent with market practices and periodically revised to attract qualified professionals. Additionally, history and résumé, among other factors, are taken into account.
Audit Committee	The members of the Audit Committee are paid monthly fixed compensation only and are not eligible for the benefit plan. For members of the Audit Committee who are also part of the board of directors, the compensation policy of the board of directors applies.
Board of Officers	The monthly fixed compensation is established in accordance with the position held and is based on the internal equality principle, since all officers holding equivalent position earn the same monthly fixed compensation amount. This enables our board members´ mobility to different businesses. Fixed compensation amounts are determined taking into account market competition.

Criteria for Defining the Annual Variable Compensation of the Board of Officers(1):

The annual variable compensation takes into account the following main factors:

•	Performance of the officer;
•	The result of the applicable business area;
•	Financial results of the companies which belong to the Itaú Unibanco Conglomerate; and
•	The relation between the results mentioned and the risks taken.
(1)	Within the limits established by legislation, the compensation of Officers in charge of internal control and risk departments is determined irrespective of the performance of the business areas they control and assess so as not to give rise to any conflicts of interest. However, even though compensation is not impacted by the results from business areas, it is still subject to any impacts arising from our results.

Distribution of the Annual Variable Compensation of the Board of Officers(2):

Regarding the annual variable compensation:

•	30% is paid in cash on demand; and
•	70% is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.
(2)	In accordance with CMN Resolution No. 3,921, a portion of the variable compensation must be deferred.

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

..

Partners Program

Participants of the Partners Program must use part of the annual variable compensation to purchase preferred shares (ITUB4).

NET VARIABLE COMPENSATION
ITUB4
This investment must be retained for:
30% 3 years
70% 5 years
Holding Partners
50% 3 years
50% 5 years
Partners

Matching

Holding partners and partners are eligible to receive shares as a return on the investment made through the Program(Matching).

ITUB4
AVAILABLE FOR SALE
100%
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
DELIVERY YEAR
ITUB4
DELIVERY YEAR
ITUB4

Delivery

Of the total granted: 30% vests in the 3rd year and 70% vests in the 5 year after the ward **(for Holding Partners)**

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

Shares received will remain unavailable for sale for a five-year term as from each investment in shares.

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

To calculate the acquisition price of Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

In 2021, with the purpose of making the program more comprehensive and competitive, we increased the number of vacancies. In addition, looking for greater liquidity for participants, the partners shares are unavailable for sale for a maximum period of five years, instead of eight years as in previous years. Conditions relating to the partnership program may be adapted to comply with local regulations of the country where delivery of shares will occur.

In December 2023, we adopted a clawback policy that applies to incentive-based compensation erroneously received by certain of our officers (which currently comprises the individuals of our executive committee). Under this policy, “erroneously-awarded compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. stock price and total shareholder return). The policy provides that in the event that Itaú Unibanco Holding is required to prepare an accounting restatement of its financial statements due to Itaú Unibanco Holding’s material noncompliance with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, but correct an error that is material to previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, Itaú Unibanco Holding will recover (on a pre-tax basis) from the relevant officers any erroneously-awarded compensation received by such officers on or after October 2, 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of erroneously-awarded compensation that otherwise would have been received had such erroneously-awarded compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement. For further information on our clawback policy, see Exhibit 97 to this annual report.

Stock Grant Plan and Stock Ownership Requirements

In order to consolidate the rules of our long-term stock-based incentive programs, described under items above, under the terms of CVM Resolution No.77/22, we approved the Stock Grant Plan at the 2024 Extraordinary General Stockholders’ Meeting.

In addition, in 2019 the Compensation Committee determined that members of the executive committee must comply with a stock ownership requirement of a minimum equivalent (i) to 10 times the annual salary for the CEO and (ii) to 5 times of the annual salary for other executive committee members, which must be complied within a five-year period of after their position’s start date.  As of December 31, 2023, the chief executive officer and most executive committee members met the minimum tenure requirement.

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

Since 2012, no option has been granted within the scope of our Stock Option Plan. For further information on changes in the plan, see “Financial Performance”, and “Note 22 – “Banking Service Fees” to our consolidated financial statements.

6C. Board Practices

Board of Directors Committees

The organizational chart below presents our eight committees, reporting directly to our board of directors, which is responsible for electing committee members for a one-year term of office, conditioned on their having proven knowledge in the respective areas of work and technical qualification compatible with their duties.

The committees may hire outside experts but must always maintain the integrity and the confidentiality of their work.

Audit Committee - Since 2014	Oversees the quality and integrity of the financial statements and compliance with legal and regulatory requirements.
Supervises internal controls and risk management, independence and quality of internal audit activities and the work of the independent auditor.
100% of the members are independent
62 meetings
Compensation Committee Since 2011	Promotes discussions on incentive and compensation models. Develops compensation policies for management members and employees.
100% of the members are non-executive
6 meetings
Personnel Committee Since 2009	Establishes policies for attracting and retaining talented professionals.
Proposes guidelines for recruiting and training employees.
Presents long-term incentive programs and monitors the implementation of our culture.
100% of the members are non-executive
5 meetings
Strategy Committee Since 2009	Proposes budget guidelines.
Provides inputs for decision-making processes.
Recommends strategic guidelines and investment opportunities (i.e. Mergers and Acquisitions).
Internationalizes and creates new business areas.
100% of the members are non-executive
4 meetings
Related Parties Committee - Since 2013	Manages transactions between related parties. Ensures consistency with market conditions and transparency of the transactions
100% of the members are independent.
17 meetings
Risk and Capital Management Committee Since 2009	Supports the board of directors in assessing and managing risks.
Establishes our risk appetite.
Evaluates the cost of capital vis-a-vis minimum return expected.
Allocates capital.
Oversees management activities and risk control.
Improves risk culture.
Complies with regulatory requirements
100% of the members are non-executives
12 meetings
Nomination and Corporate Governance Committee - Since 2013	Periodically reviews the criteria for nomination and succession of our board of directors and chief executive officer.
Provides methodological support for the assessment of candidates by the board of directors and chief executive officer.
Proposes members of the board of directors and chief executive officer.
Analyzes potential conflicts of interests.
100% of the members are non-executive
2 meetings
Environmental, Social and Climate Responsibility Committee - Since 2019	Defines strategies to strengthen our corporate social responsibility.
Analyzes the performance of social institutions related to us and the initiatives directly executed by us.
Ensures the appropriate degree of autonomy among social institutions and us.
Fosters the search for synergies and opportunities to increase efficiency between institutions and us as well as the institutions themselves.
Approves multi-annual budget for initiatives that depend on our resources.
Monitors the quality of governance of each institution related to us.
Defines the allocation process of Law No. 8.313/91 (Rouanet Law) as well as the other existing incentive laws and approves the contributions to be made by us or other companies of the Itaú Unibanco Group.
100% of the members are non-executives
3 meetings

Two of these committees are statutory bodies:

Audit Committee

We have an Audit Committee, which complies with the rules issued by the CMN for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Created in April 2004 by the annual general stockholders’ meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Itaú Unibanco Group.

The members of the Audit Committee are annually elected by the board of directors from among its members or professionals with renowned competence and outstanding knowledge, taking into account that at least one member of this Committee will be designated Financial Expert and must have proven knowledge in the accounting and auditing areas.

All members of the Audit Committee are independent, in accordance with CMN regulation, and the board of directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Audit Committee as a result of direct observation.

Compensation Committee

The Compensation Committee is responsible for promoting discussions on matters related to our management compensation. Its duties include, but are not limited to, developing a policy for the compensation of our management, proposing to the board of directors forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements of our policies and procedures to the board of directors. None of the members of the Compensation Committee are members of our board of officers.

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

Ombudsman

Our Ombudsman office (also known as Ouvidoria) is responsible for ensuring:

•	Customer Service: the last resort, with a significant degree of independence, to investigate and attempt to resolve clients' complaints within the organization. Clients who are not satisfied with the responses received from previous contacts (within the last 30 days) are eligible to contact our customer service.
•	Continuous Improvement: aims to identify systemic issues through complaints' root cause analysis and address them (with the help of all other organization teams involved) for the continuous improvement of products, services, and customer satisfaction in a timely manner, as well as ensuring ethics and transparency guidelines.
•	Compliance with Regulatory Obligations: responsible for the governance of all processes related to client complaints through regulators (Central Bank, SUSEP, CVM, etc.) and consumer protection bureaus, helping to provide and ensure adequate solutions for all clients. Processes are subject to regulatory supervision by the agencies.

The Ombudsman’s office is also responsible for monitoring and reporting main complaints to executives and upper management in strategic committees.

As part of our strategy to improve consumer relations and reduce complaints, we have established and have been maintaining an open dialogue and close agenda with consumer protection bureaus, regulators, and civil entities. This agenda is a strong instrument to help improve customer satisfaction.

Every semester, the Ombudsman prepares reports with information about the volume and most critical complaints received, including case studies and action plans to reduce complaints and improve customer experience. This report is submitted to upper management and the Audit Committee.

The Ombudsman also contributes to the analysis and approval process of new services and products, which is managed by our Compliance governance, to help reinforce attention and assure customer focus and needs throughout the process.

6D. Employees

We had 95,702 employees as of December 31, 2023 compared to 101,094 employees as of December 31, 2022.

The following tables show the total number of employees as of December 31, 2023, 2022 and 2021, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31,			Variation
	2023	2022	2021	2023-2022		2022-2021
In Brazil	85,855	89,147	87,341	(3,292)	(3.7)%	1,806	2.1%
Abroad	9,847	11,947	12,257	(2.100)	(17.6)%	(310)	(2.5)%
Argentina(1)	12	1,486	1,554	(1,474)	(99.2)%	(68)	(4.4)%
Chile	4,653	5,237	5,214	(584)	(11.2)%	23	0.4%
Colombia	2,178	2,395	2,691	(217)	(9.1)%	(296)	(11.0)%
Uruguay	1,242	1,118	1,079	124	11.1%	39	3.6%
Paraguay	1,192	1,155	1,007	37	3.2%	148	14.7%
Europe	256	241	226	15	6.2%	15	6.6%
Other	314	315	486	(1)	(0,3%)	(171)	(35.2)%
Total	95,702	101,094	99,598	(5,392)	(5.3)%	1,496	1.5%

1)	We continue to serve local and regional corporate clients, as well as individuals from the wealth and private banking segments, through our international units and the representative office of Itaú Unibanco S.A. in Argentina.

Employees (by operating unit)	As of December 31,			Variation
	2023	2022 (3)	2021 (3)	2023-2022		2022-2021
Whosale	19,509	21,542	20,520	(2,033)	(9.4)%	1,022	5,0%
Retail	53,406	56,048	56,755	(2,642)	(4.7)%	(707)	(1.2)%
Technology (1)	15,569	15,642	14,397	(73)	(0.5)%	1,245	8.6%
Support Areas (2)	7,218	7,862	7,926	(644)	(8.2)%	(64)	(0.8)%
Total	95,702	101,094	99,598	(5,392)	(5.3)%	1,496	1.5%
1)	Includes 2.460 ZUP employees
2)	Includes: Human Resources, Audit, Corporation, Finance, Operations, Risks and Markenting
3)	2022 and 2021 acording to organizational restructuring

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

With respect to labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the Federal Constitution and Law No. 5,452, as amended the “CLT” and the collective agreements for each professional category to which we are a party. The company has 965 active employees with roles in the various board of directories of labor unions. As set forth in the collective labor agreement for bank employees, 469 individuals work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to promote negotiated solutions in a respectful manner and in line with ethical principles.

We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees.

At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions.

In the last years, the banking sector has not faced strikes or significant interruptions in its operations.

6E. Share Ownership

As of December 31, 2023, our board of directors and our board of officers directly owned an aggregate amount of 0.614% common shares and 0.657% preferred shares. Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2023.

6F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

Main Shareholders

We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family.

Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2023.

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

The table below presents information on the persons that, to our knowledge, beneficially own at least 5% of our common or preferred shares as of December 31, 2023:

Stockholders	Common Shares		Preferred Shares		Total (2)
	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	2,564,084,404	51.71%	-		2,564,084,404	26.15%
Itaúsa S.A.	1,943,906,577	39.21%	169,323	-	1,944,075,900	19.83%
BlackRock, Inc (1)	-	-	349,925,097	7.22%	349,925,097	3.57%
GQG Partners LLC	-	-	253,506,105	5.23%	253,506,105	2.59%
Others	450,299,378	9.08%	4,241,807,793	87.54%	4,692,107,171	47.86%
Subtotal	4,958,290,359	100.00%	4,845,408,318	99.99%	9,803,698,677	100.00%
Treasury stock			436,671	0.01%	436,671	-
Total	4,958,290,359	100.00%	4,845,844,989	100.00%	9,804,135,348	100.00%
1)	Share ownership information provided by stockholder.
2)	Date: 2023, 12.31

On February  24, 2022, we informed our shareholders and the market about a change in the  share capital of Cia. E. Johnston, which holds an interest in IUPAR and, therefore, indirectly controls us. As a result of this change, Cia. E. Johnston’s share capital is distributed as follows: (i) Fernando Roberto Moreira Salles holds 50%;  and (ii) Pedro Moreira Salles and his son, João Moreira Salles hold,  respectively, 44% and 6%. Walther Moreira Salles and his brother João Moreira Salles ceased to be shareholders of Cia. E. Johnston, transferring  their respective interests to the remaining shareholders, Fernando Roberto Moreira Salles and Pedro Moreira Salles, and to the new shareholder, João Moreira Salles, pursuant to a share sale and purchase agreement.  The transaction was approved  by the Central Bank on September 18, 2023. This operation resulted in João Moreira Salles (son of Pedro  Moreira Salles) becoming a new shareholder in our indirect controlling group.  There was no change to the interest held by Cia. E. Johnston in the share  capital of IUPAR. For further information, please refer to our Investor Relations website, which is not incorporated by reference into this annual report.

ADSs Held in Host Country

As of December 31, 2023 883,843,827 ADSs (18.2% of the total outstanding shares of our preferred shares) were outstanding and held of record by 56 institutional depositary receipts. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

IUPAR stockholders’ agreement

Itaúsa and Cia. E. Johnston have a stockholders’ agreement that governs their relationship as controlling stockholders of  IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. As per the stockholders’ agreement, Itaúsa and Cia. E. Johnston do not have different voting rights. For further information, please, see our investor relations website, which is not incorporated by reference into this annual report.

Transfer of Control and Increase of Interest in the Share Capital

Subject to the provisions of the IUPAR stockholders’ agreement, our Bylaws do not contain any provision that is intended to delay, defer or prevent a change in our shareholding control or that would operate only with respect to a merger, acquisition or corporate restructuring of Itaú Unibanco or its subsidiaries. However, according to Brazilian regulation all such transactions must be carried out in accordance with procedures established by the CMN and be previously approved by the Central Bank.

Brazilian legislation provides that acquisition of control of a publicly held company triggers the requirement for the acquiring party to make a tender offer for all outstanding common shares, at a price equivalent to at least 80% of the price per share paid to the controlling stockholders. Additionally, our Bylaws establish the same price rule for the holders of our preferred shares. This legislation also requires our controlling stockholders to make a tender offer for all of our shares if they increase their interest in our share capital to a level that materially adversely affects the liquidity of our shares.

7B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are required to be conducted on arms’ length terms.

Under the Laws No. 4,595/64, No. 7,492/86 and CMN Resolution No. 4,693/18, financial institutions must observe specific terms and conditions when granting credit to:

•	its controllers (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76, as well as their spouses, partners and their direct relatives, in the collateral line or affinity, up to the second degree;
•	its officers, managers, and members of statutory or contractual bodies and their respective spouses, partners and direct relatives, in the collateral line or by affinity, up to the second degree;
•	individuals with qualified equity interest; and
•	legal entities: (i) with qualified equity interest; (ii) in which capital, directly or indirectly, there is qualified equity interest; (iii) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and (iv) that have an officer or member of the board of directors in common.

CMN Resolution No. 4,693/18 establishes the definition of “qualified equity interest” as a holder that owns 15% or more of the capital of the legal entity for purposes of credit transactions by financial institutions with its related parties.

Also, if a loan is granted, it should (i) be made in the ordinary course of business, (ii) be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) not involve more than the normal risk of collectability or present other unfavorable features.

For further details on restrictions on the operations of financial institutions, see “Item 4B. Business Overview – Supervision and Regulation.”

On October 22, 2012, our board of directors approved the Transactions with Related Parties Policy, which is reviewed annually. The definition of related party for the purpose of disclosures in financial statements is provided in the Transactions with Related Parties Policy and includes controlling shareholders and entities controlled by or under common control with, us, the directors and officers of these entities, certain family members of such individuals and any entities directly or indirectly controlled by them. The Transactions with Related Parties Policy provides that any transaction involving related parties must be carried out at arm’s length, comply with all practices adopted by our management, be executed in writing, and be clearly disclosed in our financial statements according to the materiality criteria provided by accounting standards.

Any related party transaction or series of transactions within a one-year period that exceeds R$2 million (defined as a “Significant Amount”), except those exclusively involving entities controlled directly or indirectly by us, is analyzed by the Related Parties Committee and reported to our board of directors on a quarterly basis. The Significant Amount used to be R$1 million from 2013 to 2021.

Transactions between companies included in the consolidation were eliminated in our audited consolidated financial statements and take into consideration the absence of risk. For further information, see “Note 31 – Related parties” to our consolidated financial statements.

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

For further information on the risks arising from these proceedings, see “Item 3D. Risk Factors — Regulatory, Compliance and Legal — We are subject to financial and reputational risks arising from legal and regulatory proceedings.”

For further information and details about the changes in the provisions and respective escrow deposits for legal proceedings and main types of disputes, see Note 2.3 to our consolidated financial statements. The following table sets forth our provisions for such contingencies as of December 31, 2023, 2022 and 2021.

	For The Year Ended December 31,
Provision	2023	2022	2021
	(In millions of R$)
Civil	3,203	3,231	3,317
Labor	7,821	8,186	8,219
Tax proceedings and legal obligations	6,579	6,214	6,498
Other	2,141	1,844	1,558
Total	19,744	19,475	19,592

Civil Litigation

Litigation Arising from Government Monetary Stabilization Plans

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government as a measure to combat inflation. For further information on risks arising from Government Monetary Stabilization Plans, see “Item 3D. Risk Factors –  We are subject to financial and reputational risks arising from legal and regulatory proceedings.”

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

On April 10, 2023, our subsidiary Itaú Unibanco S.A. entered into a settlement agreement with the state of Paraná, Brazil, in the context of a legal proceeding. Pursuant to the terms of the settlement agreement, which was ratified by the Brazilian Supreme Court on April 30, 2023, Itaú Unibanco S.A. received in 2023 from the state of Paraná the total due amount of R$1.8 billion.

Labor Litigation

In 2023, we and our subsidiaries were not exposed to any labor liabilities or labor contingencies which individually materially and adversely affected our results. Among these labor claims, filed against us including our subsidiary, there are claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have also filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2023, there were 50,770 labor claims filed against us.

The main requests in the labor claims filed by our current and former employees include overtime payment, salary parity and claims with respect to our method to assess overtime pay, and allegations of subsidiary liability of the companies within our group (in case of outsourced service providers).

We are also defendants in connection with labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases, health and safety and compliance with the minimum quotas for employees with disabilities. In the year ended December 31, 2023, we paid approximately R$ 1,806 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance with the agreements signed and to the rulings imposed by labor courts.

Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

For further information about labor claims see “Note 2. Significant Accounting Policies – c) Critical Accounting Estimates and Judgment  - X. Provisions, Contingencies and Other Commitments” to our consolidated financial statements.

Tax Litigation

We have certain tax disputes, which involve discussions of interpretation of tax rules, in addition to the legality or unconstitutionality of current Brazilian legislation.

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

On June 25, 2013, we received a tax assessment notice from the Brazilian tax authorities alleging that we failed to pay approximately R$21,127 million of IRPJ (updated as of December 31, 2023) plus accrued penalties and interest, and approximately R$12,246 million of CSLL (updated as of December 31, 2023), plus accrued penalties and interest. This tax assessment notice is in connection with the corporate transaction that led to the association of Banco Itaú Holding Financeira S.A. (“Itaú Holding”) and Unibanco Holdings S.A. (“Unibanco Holdings”) in 2008. On April 10, 2017, the administrative tax court of appeals (“Conselho Administrativo de Recursos Fiscais”), or CARF, issued a favorable decision to us, canceling the tax assessment notice. The Brazilian tax authorities appealed to the Higher Tax Appeals Chamber (CSRF). As we understand that the CARF decision is final and that there is no possibility of review by the Higher Tax Appeals Chamber, we presented a writ of mandamus in order to have a final ruling recognizing the CARF’s first instance decision as final and unappealable. Our injunction and legal ruling were favorable. As of the date of this annual report, the writ of mandamus awaits judgment of the Brazilian Regional Federal Court for the 1stRegion. We assess the risk of loss in this tax proceeding as remote.

Additionally, on November 14, 2013, we received a tax assessment notice from the Brazilian tax authorities also in connection with the merger between Itaú Holding and Unibanco Holdings for the alleged non-payment of R$2,511 million of IRPJ (updated as of December 31, 2023) and R$876 million of CSLL (updated as of December 31, 2023), in addition to fines and interest. We had a definitive unfavorable decision issued by the CARF on the administrative level and brought the discussion to the judicial level. In September 2020, the trial court issued a favorable decision to us. As of the date of this annual report, we await the judgment of an appeal filed by the Brazilian tax authorities. We assess the risk of loss in this litigation as remote.

In November 2019, we received a tax assessment notice from the municipality of São Paulo, in the approximate amount of R$6,847 million (updated as of December 31, 2023), for the alleged non-payment of municipal tax on services (ISS) in connection with leasing and credit card operations. We defend the illegality of the charges and that the tax was duly collected by the municipality of Poá, in the state of São Paulo. As of the date of this annual report, the case is waiting the production of an expert report on the litigant’s evidence for trial in the lower court. We assess the risk of loss regarding the increased fine as remote and we deem as possible the risk of loss concerning the other issues.

For further information about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes see “Note 2. Significant Accounting Policies – c) Critical Accounting Estimates and Judgment - X. Provisions, Contingencies and Other Commitments” to our consolidated financial statement.

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

Our Stockholder Remuneration Policy, which was approved by the board of directors, establishes the monthly payment of R$0.015 per share as an advance mandatory dividend. The date used as a reference to determine which stockholders are entitled to receive such dividend in Brazil is determined based on the stockholding position registered on the last day of the preceding month. With respect to our ADSs, however, the date used to determine which stockholders are entitled to receive the monthly dividend is three days after the Brazilian reference date. In both cases, monthly dividends for any given month are paid on the first business day of the following month.

Stockholders may claim the payment of any dividend for a period of three years from the dividend payment date. After this period we have no responsibility whatsoever for such payment. Stockholders not residing in Brazil must register with the Central Bank so that dividends, interest on capital and other share-related amounts can be remitted abroad in foreign currency.
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

For further information see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives, b) Interest and Similar Expense,” to our consolidated financial statements and “Item 4B. Business Overview—Supervision and Regulation—Basel III Framework—Implementation of Basel III in Brazil.”

For further information on the payment of dividends to our ADS holders see “Item 12D. American Depositary Shares—ADS Holders’ Payment of Dividends”.

8B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

9A. Offer and Listing Details

Our Shares and ADSs

Since 1996, we have been holding meetings with institutional investors in Brazil, the U.S. and Europe to present our governance practices, financial performance and value creation strategy, among other significant issues. Since, 2022, to strengthen our position in the Brazilian capital market and forge closer ties with stockholders and investors, we have been holding annual presentations in different Brazilian regions where APIMEC operates.

For the remaining information relating to our ADSs see Exhibit 2(d) to this annual report.

Brazil		U.S.
B3 S.A. - Bolsa, Balcão		NYSE
Level 1	Level 1	Level 2
ITUB3	ITUB4	ITUB
Common Shares	Preferred Shares	Preferred Shares American Depositary Shares (ADSs)
Shareholders' rights		ADS holder rights
Common shares	Preferred shares	ADSs
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

Until May, 2019, if an investor were to trade in our shares on the B3, the investor' s trade would settle in three business days after the trade date. The seller was ordinarily required to deliver the shares to the exchange on the third business day following the trade date. As of May 27, 2019, the trade is settled in two business days after the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.

In September 2014, the CMN issued Resolution No. 4,373/14, amending and improving the provisions for (i) foreign investments through a depositary receipt mechanism; and (ii) investments made by non-resident investors in the financial and capital markets in Brazil. The main changes were: (a) increasing the number of instruments that may be issued through depositary receipts; (b) making it possible for non-resident investors to invest in financial and capital markets without having previously entered into foreign exchange operations; (c) clarifying the criteria for simultaneous foreign exchange operations; and (d) increasing the responsibility of the non-resident investor’s representative Law No. 10,833, dated December 29, 2003 and Normative Instruction No. 1585..

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

To become a “Level 1” company, like us, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that shares that represent at least 20.0% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its board of directors and officers that involve securities issued by the issuer; (v) submit any existing shareholders' agreement and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

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

Redemption and Withdraw Rights

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

Maximum Age Limit for Election as Board member

Our Bylaws provides that no individual who is seventy (70) years or older on the date of its election may be elected as a member of the Board of Directors and no individual who is seventy-three (73) years or older on the date of its election may be elected as Chairman or Co-Chairman of the Board of Directors.

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

Stockholders attending general meetings must prove that they are holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy, pursuant to article 126 of Law 6,404/76, provided that the proxy must send his/her identity document and the documents listed below proving the validity of his/her power of attorney (we request that documents produced abroad are consularized or apostilled and accompanied by the respective sworn translation). We clarify that the representative of a legal entity shareholder does not need to be a shareholder, company manager or lawyer.

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

The three main pillars of our corporate governance structure are:

IUPAR (Itaú Unibanco Participações)	- Alignment of shareholders' interests;
-  Itaú Unibanco Group’s vision, mission and values;
-  Significant mergers and acquisitions;
-  Performance evaluation and admission of family members; and
- Discussion and approval of the long-term strategy.	Family Control
With a long-term strategic vision
Itaú Unibanco Board of Directors	- Definition and monitoring of the company’s strategy;
-  Mergers and acquisitions;
-  Monitor the Executive Committee’s performance;
-  Nomination of officers (meritocracy);
-  Budget approval;
-  Definition and monitoring of incentive and compensation models and goal settings;
-  Supervision of the technologies strategy;
-  Definition of the meritocracy policies; and
- Business operation supervision.	Value Creation
Strategy definition
Executive Committee	- Implementation of Board of Director’s guidelines and goals;
-  Business operation and strategies for products and segments;
-  Ensure better allocation and management of financial, operational and human resources;
-  Monitoring of market, credit and operational risks; and
- Create value for our shareholders and stakeholders.	Professional management
Strategy and day-to-day management implementation

Our Policies

We adopt policies in order to formalize and consolidate existing structures to protect the interests of our employees, management members and stockholders, as well as promote our culture and values, always seeking to run business in an ethical and transparent manner, preventing and fighting fraud and illegal acts and ensuring our business sustainability.

Below we present the main documents related to our corporate governance, including our Bylaws, as approved by our Board of Directors.

•	Bylaws: establishes our principles and rules of operations, such as the definition of our corporate purpose, composition of capital stock, responsibilities of statutory bodies, appropriation of net income, and our listing segment in stock exchanges, among others.
•	Internal Charters: we have internal charters that regulate the operation of our Board of Directors, Board of Directors Committees, Board of Officers and Fiscal Council, in conformity with applicable legislation and best corporate governance practices.
•	Policy for the Nomination and Succession of Members of the Board of Directors, Committees Reporting to the Board of Directors and the Board of Officers: this policy establishes minimum requirements for the nomination and succession of members to the Board of Directors, Board of Directors committees and our Board of Officers.
•	Code of Ethics: applies to all of our employees, members of the Board of Directors and officers and is based on principles that support an organizational culture focused on the enhancement of people, strict compliance with rules and regulations and continuous development.
•	Policy for Trading our Securities: the purpose of this policy is to establish guidelines and procedures to be followed by us and bound persons, to ensure transparency in the trading of our securities by all interested parties, without privileging some to the detriment of others.
•	Transactions with Related Parties: the purpose of this policy is to establish rules and consolidate procedures to be followed in related party transactions, ensuring equality and transparency and as such, ensuring stockholders, investors and other stakeholders that we are in compliance with best corporate governance policies.
•	Corporate Policy and Procedure Disclosure of Material Information:this policy addresses the public disclosure of material information and the requirement to keep such information confidential until disclosed in accordance with applicable rules.
•	Relationship Policy with Public Officials and Contracting with Bodies, Entities and Companies of Public Administration: this policy guides the relationship with public officials and public entities with respect to our institutional interests and the financial system in general, in an organized manner.
•	Corporate Governance Policy: this policy consolidates the Corporate Governance principles and practices adopted by us so that they can be disseminated throughout our company.
•	Anti-Corruption Corporate Policy: the purpose of this policy is to establish rules for avoiding conflicts of interests in processes related to donations and sponsorship and in relationships with clients, suppliers and partners, in the public and private sectors, and also to establish guidelines and procedures to prevent and combat corruption, such as training, communication, consultation and complaint channels.
•	Clawback Policy: the purpose of this policy is to establish rules on the recovery of erroneously awarded incentive-based compensation to the members of our Executive Committee in case of a restatement, as defined therein.

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
General Stockholder’s Meeting

Brings holders of our common shares together, either on an ordinary or extraordinary basis, through a convening notice as set forth by law.

Annual Stockholders’ Meeting: Held within the four (4) months following the end of the fiscal year, to resolve upon the financial statements and the distribution and allocation of profits, payout of dividends and election and removal of members of the Board of Directors, among others.

Extraordinary Stockholders’ Meeting: Held whenever corporate interests so require and for matters outside the exclusive responsibility of the Annual General Stockholders’ Meeting.

The Annual Stockholders’ Meeting is open on first call with the attendance of stockholders representing at least 25% of voting capital. Any amendments to the Bylaws should be resolved at an Extraordinary Stockholders’ Meeting, which will be open on first call with the attendance of stockholders representing at least two thirds (2/3) of the voting capital.
Our meetings are held with a quorum representing approximately 90% of our voting capital.
Fiscal Council	A body that operates independently from our management, external auditors and Audit Committee. It supervises the activities of our management, examines and opines on our financial statements, among other duties established by Brazilian law.	Composed of 3 to 5 members elected annually by our stockholders, one of whom elected by minority preferred stockholders.
Board of Directors	Responsible for establishing our general business guidelines, including for our subsidiaries, and holds ordinary meetings eight times per year and extraordinary meetings when necessary.	Composed of 13 members, elected annually, all non-executive, and 7 are deemed independent . The appointment, election and removal of the board members are carried out in accordance with our Bylaws, which provide for the ineligibility of persons who have reached the age of 70 for the position of member of the Board of Directors and the age of 73 for the position of Chairman or Co-Chairman.
Board of Officers	Responsible for implementing the guidelines proposed by the Board of Directors. Officers manage our daily business activities, ensuring the best allocation and management funds to accomplish the goals we have set.	Composed of 5 to 40 members. Members are elected annually by the Board of Directors. Each member elected must be approved by the Central Bank. According to Brazilian law, an officer retains their position until they are reelected, or a successor takes its place.
Disclosure and Trading Committee

Responsible for: managing the Policy for the Disclosure of Material information and the Policy for Trading our Securities; carrying out internal actions intended to improve the information flow;

promoting the ethical conduct of our management members and employees; Ensuring transparency, quality, equality and security of the information provided to our stockholders, investors and other capital market players.

Composed of:

- Members of our Board of Directors; Members of our Board of Officers or of any other of our subsidiaries and/or company of the Itaú Unibanco Group; Experts in the capital markets area; and the investors Relations Officer (a permanent member of the Disclosure and Trading Committee).

.

General Stockholders' Meeting
Fiscal Council
Board of Directors
Executive Committee
Board of Officers
Disclosure and Trading Committee
Committees
Audit
Personnel
Related Parties
Nomination and Corporate Governance
Risk and Capital Management
Strategy
Environmental, Social and Climate Responsibility
Compensation
LATAM Strategy Council
Internal Audit(*)
Independent Audit
Advisory council
Statutory committees
Non-statutory committees

(*) The Internal Audit reports administratively to the Board of Directors, and its technical supervision is the responsibility of the Audit Committee.

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

In case the investment in our stock is made directly in the Brazilian Market, such investment needs to either (i) be reported to the Central Bank as a foreign direct investment, through the SCE-IED, when the transaction exceeds US$ 100 thousand, or (ii) registered with the Central Bank as a portfolio investment, under the Electronic Declaratory Registration of Portfolio Investments, or RDE Portfolio, regardless of the amount of the transaction.

SCE-IED for investments over US$ 100 thousand enables non-resident investors to hold stock of companies, although it, limits the ability of the investor to negotiate such stocks in the Brazilian Capital Markets. On the other hand, the registration as RDE – Portfolio entitles certain foreign investors to invest not only in stocks, but also in other financial assets and securities, and to engage in a variety of transactions available in the Brazilian financial and capital markets, provided that certain requirements of the regulation are fulfilled.

Registering the investment under RDE – Portfolio affords favorable tax treatment to non-resident investors who are not residents or domiciled in tax haven jurisdictions, as defined by Brazilian tax laws.

It is expected that the Central Bank will define new rules applicable to portfolio investments in 2024, eliminating the registration requirement and establishing information reporting system (based on thresholds), similar to the current SCE-IED system. For further information, see “Item 4B. Business Overview—Supervision and Regulation—New Foreign Exchange Law”.

10E. Taxation

Taxation Considerations for ADS Holders

This summary is based upon tax laws of Brazil and the U.S in effect as of the date hereof, and contains a description of the main Brazilian and U.S. federal income tax considerations regarding the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters, considering that laws are subject to change and to differing interpretations (possibly with retroactive effect). Although there is no income tax treaty between Brazil and the U.S in place, the tax authorities of the two countries have agreed in applicable provisions of reciprocal tax treatment as to compensation of tax withheld at the source country in the residence country. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. Holder (as defined below) of our preferred shares or ADSs.

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

Non-Resident Holders that are resident or domiciled in tax haven jurisdictions may be subject to capital gains tax at a 25% rate on the sale or transfer of shares outside of the financial and capital markets upon such a conversion or 15% if the sale or transfer of shares is carried at a stock exchange in Brazil in accordance with Law No.10,833, dated December 29, 2003 and Normative Instruction No.1585.

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

Foreign Tax Credit Considerations

Distributions on our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “Brazilian Tax Considerations – Taxation of Interest on Net Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, generally will be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the U.S. and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to applicable limitations and holding period requirements, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gains resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited. A U.S. Holder that does not claim a U.S. foreign tax credit generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. Foreign currency exchange gain or loss generally will constitute income from sources within the U.S. The rules relating to foreign tax credits are complex, and U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax”, which may be unclear or difficult to determine). Each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

You may inspect and copy reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov from which you can electronically access those materials, including this annual report and the accompanying exhibits. The information contained on this website does not form part of this annual report on Form 20-F. We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20050-901, Brazil. The CVM maintains an Internet website at www.cvm.gov.br. The information contained on this website does not form part of this annual report on Form 20-F.

Copies of our Form 20-F will be available for inspection upon request to the Investor Relations department at our office Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar. – São Paulo – SP – 04344-902 – Brazil.

Investors may receive a hard copy of this annual report, including our audited consolidated financial statements for the last fiscal year, free of charge, by requesting a copy from our Investor Relations department, by e-mail, at ri@itau-unibanco.com.br, indicating their contact information and their complete mailing address.

10I. Subsidiary Information

Not applicable.

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

Accordingly, credit risk is a risk of loss associated with: (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined under contract; (ii) value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; (iii) reduction of profits or income; and (iv) benefits granted upon subsequent renegotiation or debt recovery costs.

The credit risk management structure is based on principles described in our internal policy for credit risk management and control, which main purposes are to:

• Follow the guidelines established by our board of directors and provide information for our board of directors to monitor the strategies and policies related to credit risk, so that there is a clear understanding of the tolerance for risk and the level of profitability that we expect to achieve for incurring the various credit risks;

• Ensure that policies and strategies for credit risk management are clearly defined, establishing operating limits, risk mitigation mechanisms and procedures designed to maintain credit risk exposure in line with our risk appetite;

• Establish processes and instruments to measure, monitor and control risk, which allow us to quantify the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment;

• Promote the continuous monitoring of our portfolio, policies and strategies and report to the executive board of officers any indications of deterioration in the quality of our operations and any exceptions to the established rules; and

• Ensure the compliance of operations and controls with the rules and regulations in force in each country we operate.

Procedures and Key Indicators

Our credit risk management business units are responsible for monitoring the portfolios under their responsibility and granting credit, which takes into account approval levels, market conditions, macroeconomic prospects, and changes in markets and products.

Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others. It also considers external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to our clients who are individuals and small and medium companies, credit score is assigned based on statistical models (in the early stages of our relationship with the client) and behavior score models (used for clients with whom we have an existing relationship). For large companies, credit score is based on information, such as its economic and financial situation, its cash-generating capacity, the business group to which it belongs and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case evaluation.

We also strictly control our credit exposure to clients, acting to reverse occasional risk appetite limit breaches. We may use contractual covenants for this purpose, such as the right to demand early payment or require additional collateral under the credit granted.

To measure credit risk, we take into account the probability of default by the borrower, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

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

Loan Approval Process

Extensions of credit are approved based on our risk management policies at the business unit level, determined in accordance with the criteria of each department and risk appetite. The decision to extend credit to customers can be granted by means of a pre-approval process or by the traditional approval mechanism, which is applied on a case by case basis. In both scenarios, our decisions are made based on principles of credit quality, such as credit rating supported by statistical models, percentage of income committed by the client and credit restrictions determined by us and generally by the market.

Our risk appetite framework determines our global credit exposure policies and the business units prepare and maintain the policies and procedures of the credit cycle.

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

For further information about our credit risk and credit risk mitigating policies, see Note 32– Risk and Capital Management to our consolidated financial statements.

Liquidity Risk

Overview

Liquidity risk is defined as the likelihood that a financial institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guarantee commitments, without affecting its daily operations or incurring significant losses.

Liquidity risk management processes and funding programs should take into account the financial institution’s lending, investment, and other activities and should ensure that adequate liquidity is maintained at the level of the parent company and of each of its subsidiaries.

Governance

Our liquidity risk control is managed by an independent area which is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by independent validation, internal controls and audit departments.

Procedures and Key Indicators

In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements (DLR and DLP) on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite;
•	Contingency plans for potential crisis, which contain procedures ordered by levels of execution, considering each country's characteristics;
•	Reports of risk indicators; and
•	Tracking, and monitoring our funding sources taking into account counterparty´s type, maturity and other aspects, considering the risk appetite.

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

The CMN has regulations establishing the segregation of market risk exposure into minimum risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure.

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

Procedures and Key Indicators

In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, which can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations.

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

For further information on market risk see “Note 32 – Risk and Capital Management” to our consolidated financial statements.

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

Consolidaded VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2023	Average	Minimum	Maximum	December 31, 2022
	(In millions of R$)
Group of Risk Factor
Interest rate	1,251	1,059	1,585	1,408	1,102	885	1,751	1,160
Currencies	29	12	74	20	26	9	55	26
Equities	30	14	55	41	27	18	65	65
Commodities	12	2	33	7	4	2	10	10
Diversification effect (2)				(382)				(527)
Total	931	718	1,247	1,094	678	494	1,172	734

1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
2)	Reduction of risk due to the combination of all risk factors.

As of December 31, 2023, our average global VaR (Historical Simulation) was R$931 million, or 0.5% of our consolidated stockholders’ equity as of December 31, 2023, compared to our average global VaR (historical simulation) of R$678 million as of December 31, 2022 or 0.4% of our consolidated stockholders’ equity as of December 31, 2022.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$62.4 million as of December 31, 2023, compared to R$47.8 million as of December 31, 2022 and to R$48.7 million as of December 31, 2021.

Trading Book VaR (1)	Average	Minimum	Maximum	December 31, 2023	Average	Minimum	Maximum	December 31, 2022
	(In millions of R$)
Group of Risk Factor
Interest rate	71.4	35.5	156.0	35.5	57.2	29.5	90.5	44.9
Currencies	22.0	7.6	51.8	15.2	19.8	4.5	45.8	21.4
Equities	25.9	8.2	97.2	38.5	23.8	11.5	50.6	48.1
Commodities	11.8	2.6	38.1	8.9	3.9	2.0	19.5	8.0
Diversification effect (2)				(47.6)				(75.7)
Total	62.4	26.5	132.1	50.5	47.8	30.8	92.3	46.7

1)	Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
2)	Reduction of risk due to the combination of all risk factors.

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

The actual and hypothetical P&L had no exceptions over the preceding 250 business days ended December 31, 2023.

We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as the VaR results by trading units and risk factors. These results are reported to senior market risk management. Senior management regularly reviews and evaluates the results of these tests.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.      Debt Securities

Not applicable.

12B.       Warrants and Rights

Not applicable.

12C.      Other Securities

Not applicable.

12D. American Depositary Shares

Our preferred shares have been traded on the NYSE in the form of ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legal requirements, including the Exchange Act and the Sarbanes- Oxley Act of 2002.

In the year ended December 31, 2023, our ADSs were issued by BNY Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated as of February 20, 2002 and as of April 3, 2009, and as of August 17, 2018, effective as of August 27, 2018 and post- effective as of January 13, 2020, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286. On January 29, 2024, our Deposit Agreement was further amended and restated and our ADSs are now issued by JPMORGAN CHASE BANK, as depositary and whose principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

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

Please refer to Exhibit 2(d) to this annual report for further information relating to our American Depositary Shares.

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

Please refer to “Item 10E. Taxation” for further information.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs to the depositary:

Event	Fees
Insurance (1) or cancellation of the purpose of withdrawal (2) of ADSs.	US$5.00 (or less) per 100 ADSs (or portion thereof) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADSs.
Direct or indirect distribution of securities.	US$0.05 (or less) per ADS (or portion thereof).
Any cash distribution	US$0.05 (or less) per ADS (or portion thereof).
Depositary services	US$0.05 (or less) per ADS (or portion thereof) on a periodic basis during each calendar year.
(1)	Including issuances resulting from a distribution of preferred shares or rights or other property, substitution of underlying shares of transferring, splitting or grouping of receipts.
(2)	Including if the deposit agreement terminates.

In addition, set below are other fees and expenses payable by holders of ADSs:

•	Registration fees: transfer or registration expenses incurred for the registration or transfer of our deposited securities on any applicable register in connection with the deposit or the securities.
•	Foreign currency conversion expenses: expenses of the depositary in converting foreign currency to U.S. dollars
•	Transaction fee per cancellation request and any applicable delivery expenses.
•	Stock transfer or other related taxes and other governmental charges.

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

Reimbursement of Fees

BNY Mellon, as depositary for the year ended December 31, 2023, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls, as well as to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

In 2023, we received from the depositary US$30.9 million for promoting and encouraging the ADR program in the market, out-of-pocket maintenance costs for the ADSs (as described above), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

Payment of Dividends to ADS Holders

Preferred shares underlying ADSs are kept in Brazil by the custodian, Itaú Unibanco, which is the owner recorded in the register service of our preferred shares. The depositary of our ADS program is JPMORGAN CHASE BANK. The payments of dividends and distributions in cash for our preferred shares underlying the ADSs are made directly to the depositary bank abroad, which is responsible for passing them on to the stockholders as described in the deposit agreement. The amount received by the ADS holder may be reduced if we, the custodian or the depositary are required to retain an amount related to taxes and other government charges.

For further information on our dividend policy see “Item 8A. Consolidated Statements and Other Financial Information—Shareholders’ Payment”.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our CEO, and our CFO, we carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2023

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and frauds.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal controls over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm.

15C. Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes Ltda., our independent registered public accounting firm, dated April 29, 2024, on the effectiveness of our internal control over financial reporting as of December 31, 2023 is presented with our consolidated financial statements.

For further information on our independent auditor’s report, see our audited consolidated financial statements.

15D. Changes in Internal Control Over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2023 have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16A.      Audit Committee Financial Expert

Our board of directors has designated Mr. Ricardo Baldin as our audit committee financial expert that meets the requirements set forth by the SEC, the NYSE and the Central Bank. Our audit committee financial expert along with the other members of our audit committee is independent pursuant to CMN Resolution No 4,910, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS Accounting Standards Financial Statements. In addition, our audit committee has the ability to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate. For more information on our Audit Committee, see “Item 6A. Board Practices - Audit Committee.”

16B. Code of Ethics and Conduct

We consider ethics to be an essential value for our reputation and longevity of our company. We, including all of our employees, are subject to our Code of Ethics and Conduct. We report each year under this annual report on Form 20-F any waivers of the Code of Ethics and Conduct, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. In 2023 we did not grant any such waivers. The Code of Ethics and Conduct governs all relations between our companies and our stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society).

A copy of the Itaú Unibanco’ s Code of Ethics and Conduct is available on our Investors Relations website, which is not incorporated by reference to this annual report. An update of our Code of Ethics and Conduct was launched in November 2022 and a new update is scheduled to 2025.

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

Fees and Services of the Principal Auditor

The following table sets forth the total amount charged by PwC by category for services provided in the years ended December 31, 2023 and 2022:

Fees	2023	% Approved by the Audit Committee	2022	% Approved by the Audit Committee
	(In thousands of R$)
Audit Fees	79,961	100.0	74,392	100.0
Audit-Related Fees	3,942	100.0	3,947	100.0
Tax Fees	967	100.0	840	100.0
All Other Fees	27	100.0	15	100.0
Total	84,897		79,194

Audit fees:	Audit-related fees:
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

Services that generally only the independent accountant reasonably can provide, related to ICFR, our sustainability report, MD&A (Management Discussion & Analysis), Integrated Annual Report and certain agreements signed with regulatory authorities, compliance with financial covenants, due diligence and appraisal reports at book value.

Tax fees:	Other fees:
For review of the calculations and tax settlement and compliance with tax regulations.	For acquisition of technical materials.

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

The repurchase program was approved by our board of directors on August 25, 2022, and will end on February 24, 2024. Pursuant to the program, we are authorized to repurchase up to 75,000,000 of our preferred shares, without a capital reduction, to be held in treasury, cancelled or replaced in the market, in accordance with the Brazilian Corporate Law and CVM Resolution 77/2022.

On February 5, 2024, our Board of Directors approved: (i) the early termination, effective as of February 5, 2024, of the stock buyback program, which was approved at the Board of Directors’ meeting held on August 25, 2022 and was planned to terminate on February 24, 2024; and (ii) the new stock buyback program, effective as of February 5, 2024, authorizing the buyback of up to 75,000,000 preferred shares issued by us, without capital reduction, to be held in treasury, cancelled or replaced in the market. These buybacks, if any, will be carried out from February 5, 2024 to August 4, 2025, at market value and will be intermediated by Itaú Corretora.

The share repurchase program has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares of the Company and those of its subsidiaries to the employees and management of the Company within the scope of our compensation models and long-term incentive plans, as well as in connection with our projects relating to incentive to innovation and business efficiency; and (iii) to use the repurchased shares in the event of business opportunities in the future. All repurchases shall be made on the open market through stock exchanges.

Period	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share (1)	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
08/25 to 08/31/2022	-	-	-	75,000,000
09/01 to 09/30/2022	-	-	-	75,000,000
10/01 to 10/31/2022	-	-	-	75,000,000
11/01 to 11/30/2022	-	-	-	75,000,000
12/01 to 12/31/2022	-	-	-	75,000,000
01/01 to 01/31/2023	-	-	-	75,000,000
02/01 to 02/28/2023	26,000,000	26.49	-	49,000,000
03/01 to 03/31/2023	-	-	-	49,000,000
04/01 to 04/30/2023	-	-	-	49,000,000
05/01 to 05/31/2023	-	-	-	49,000,000
06/01 to 06/30/2023	-	-	-	49,000,000
07/01 to 07/31/2023	-	-	-	49,000,000
08/01 to 08/31/2023	-	-	-	49,000,000
09/01 to 09/30/2023	-	-	-	49,000,000
10/01 to 10/31/2023	-	-	-	49,000,000
11/01 to 11/30/2023	-	-	-	49,000,000
12/01 to 12/31/2023	-	-	-	49,000,000
01/01 to 01/31/2024	27,000,000	33.34	-	22,000,000
02/01 to 02/05/2024	-	-	-	22,000,000
1)	Includes brokerage costs

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

The following is a description of the main differences between our corporate governance practices and those required for US publicly traded companies.

Compensation Committee

NYSE REQUIREMENTS	OUR PRACTICES
Independent members of the Board of Directors
Companies listed on the NYSE must have a majority of independent members on their board of directors (as defined in applicable rules). However, controlled companies (companies with more than 50% of capital held by an individual, group or another company), listed on the NYSE, do not need to comply with this requirement and are exempt from the rule.	Even though we fall under the exception of the NYSE’s rule and there is no similar requirement under Brazilian law, our board of directors has six directors considered independent pursuant to the criteria established in our Corporate Governance Policy. The criteria we use to determine independence are also different from those adopted by the NYSE.
Board Meetings
Non-executive members of the board of directors should conduct separate regularly scheduled meetings without the presence of directors who are also officers of the company.	All members of our board of directors are currently non-executive.
Nomination and Corporate Governance Committee
Companies listed on the NYSE should have a nomination and corporate governance committee entirely comprised of independent directors and governed by written charters addressing the purpose and responsibilities of such committee. However, controlled companies listed on the NYSE are not required to comply with such requirement.	We have a Nomination and Corporate Governance Committee responsible for encouraging and overseeing the discussion of governance-related matters. All members of our Nomination and Corporate Governance Committee are non-executive, and two of them, out of five, are considered independent members pursuant to the criteria established in our Corporate Governance Policy.
Compensation Committee
Companies listed on the NYSE must have a compensation committee composed of independent directors and governed by written charters addressing the purpose and responsibilities of such committee. However, controlled listed companies listed on the NYSE are not required to comply with such requirements.	CVM rules do not require publicly-listed companies in Brazil to have a compensation committee. Nonetheless, Brazilian banking regulations require that financial institutions have a compensation committee. In compliance with the Brazilian banking regulations, we have established a Compensation Committee that reports to our board of directors. The members of the Compensation Committee are not required to be independent. However, currently two of the four members of our Compensation Committee is considered an independent member pursuant to the criteria established in our Corporate Governance Policy.
Audit Committee
Companies listed on the NYSE are required to have an audit committee that: (i) is composed of at least three independent members who are financially literate; (ii) complies with SEC rules on audit committees of companies registered with the NYSE; (iii) has at least one member who has accounting and financial management expertise; and (iv) is governed by a charter that expressly sets out the purpose and responsibilities of the committee and establishes annual performance evaluations.	CMN regulates independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, in accordance with the independence criteria set forth in these rules. Our Audit Committee, established on April 28, 2004, meets the applicable Brazilian legal requirements, is elected annually by our board of directors and is composed by professionals with proven technical qualifications compatible with the committee’s responsibilities. Under the SEC rules, we are not required to have an audit committee established or operating in accordance with NYSE rules if we comply with the requirements under the exemption set forth by Rule 10A-3(c) under the Exchange Act. We believe that our Audit Committee meets the requirements of Rule 10A-3(c)(3) under the Exchange Act and is able to act independently when performing its duties. To the extent permitted by Brazilian legislation, our Audit Committee performs all functions required to be performed by an audit committee by Rule 10A-3 under the Exchange Act.
Stockholders’ Approval of Management Compensation and Stock Options Plans
Stockholders have the opportunity to vote on all stock-based compensation plans and significant amendments thereto, as well as on significant increases in the number of shares available to the plan, with a few exceptions.	Brazilian legislation sets forth a similar requirement, as it establishes the need for approval of the aggregate annual compensation of management (including shares) at a general stockholders’ meeting.

Corporate Governance Code
Companies listed on NYSE are required to adopt and disclose their corporate governance guidance.	We have a Corporate Governance Policy that consolidates the corporate governance principles and practices we adopt. We believe these principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, as we have voluntarily adhered to B3's Level 1 of corporate governance and have granted tag-along rights to all stockholders, regardless of their voting rights.
Code of Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the provisions of the code of ethics for directors or executive officers.	Brazilian legislation has no similar requirement. However, we have a Code of Ethics that, among other matters, governs the conduct of all members of our board of directors, board of officers and our employees, detailing the principles and practices we expect from our board of directors' members, board of officers' members and employees.
Internal Audit
NYSE rules require that listed companies have an internal audit function to provide its management and Audit Committee with ongoing assessments of the company’s risk management processes and internal control systems.	Brazilian banking legislation establishes a similar requirement, since it requires that financial institutions have an internal audit function compatible with the nature, size, complexity, structure, risk profile and business model of the financial institution, that it is undertaken by a specific unit directly reporting to the board of directors or by an independent auditor (provided that such auditor is not responsible for auditing the financial statements of the institution or any other activity that may imply a conflict of interest). Our internal audit function is responsible for assessing the sufficiency and effectiveness of our operating and management controls, as well as the adequacy of our risk identification and management process. In addition, our internal audit function is independent from management in carrying out its activities and has access to all places, executives and information necessary to carry out its duties. The internal audit function administratively reports to the chairman of the board of directors, and its activities are supervised by the Audit Committee.

16H. Mine Safety Disclosure

Not applicable.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider trading policies

Not applicable

16K. Cybersecurity

Risk Management and Strategy

We consider cybersecurity and information security at the highest strategic level. Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability, protect integrity of data and prevent data leakage. We have adopted various processes for the assessment, identification and management of risks arising from cybersecurity threats, which are documented in our Corporate Information Security and Cyber Security Policy, available at our investor relations website, which is not incorporated by reference into this annual report. For more information on cybersecurity risks, see “Item 3D. Risk Factors—Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.”

We have a cybersecurity department that is responsible for monitoring our technological environment and for assessing any threats and alerts relating to cybersecurity 24/7. Once the cybersecurity department identifies a cybersecurity incident, it classifies the incident as material or not based upon internal guidelines, as described in the Information Security and Cybersecurity Incident Response Plan (Plano de Tratamento de Incidentes de Segurança da Informação e Cyber Security), prepared by our cybersecurity department and approved by our board of directors, which consider, among other matters, the impact of the cybersecurity incidents on our financial system and whether there is evidence that any customer or general public information has been exfiltrated. Upon the determination that a material cybersecurity incident has occurred and that such an incident may materially damage the individuals whose personal information has been exfiltrated, the cybersecurity department is required to report the incident to the audit committee as well as to notify the relevant Brazilian authorities and those individuals implicated. In the event of a cybersecurity incident affecting personal information of our employees, the cybersecurity department reports to the inspectorate for joint action. The cybersecurity department is led by our chief security officer (“CSO”). Adriano Cabral Volpini, our CSO since 2012. For further information on Mr. Volpini’s credentials, see “Item 6A. Directors and Senior Management—Directors and Senior Management.”

Our cybersecurity processes have been comprehensively integrated into our risk management system and strategy. Our cybersecurity department prepares an annual cybersecurity report outlining cybersecurity incidents if any, actions taken to respond to those incidents and measures adopted to prevent cybersecurity incidents from occurring. This annual cybersecurity report is presented to the risk committee, the audit committee and the board of directors to ensure compliance with regulatory requirements in Brazil. We also conduct, on a continuous basis, stress tests to our cybersecurity infrastructure and environment to identify potential weaknesses and improve our controls and procedures. In addition, we roll out awareness campaigns and/or trainings periodically for our employees and, every 2 years, we conduct mandatory training on cybersecurity matters for our employees, the cybersecurity department, executive management and the board of directors. For further information on the expertise of our board members in cyber-related matters, see “Item 6A. Directors and Senior Management—Directors and Senior Management.”

As part of our risk management strategy, we contract cybersecurity companies and auditing firms with industry-recognized expertise on cybersecurity matters to assess our cybersecurity controls and procedures annually. Those consultants and auditing firms conduct independent penetration tests and suggest improvements to our overall procedures, if any. In 2011 and 2021 we obtained the ISO 27001 and ISO 27701 certificates, respectively. ISO 27001 is an international standard to manage information security while ISO 27701 is the international standard for privacy information management. This additional layer of surveillance by independent consultants and auditing firms, together with the ISO 27001 and ISO 27701 certificates, represent our commitment to adequate and reliable procedures and information infrastructure.

We continuously assess and oversee material risks from cybersecurity threats associated with our third-party service providers. Before engaging in business relationships with service providers, the cybersecurity department evaluates whether they meet our minimum standards relating to cybersecurity procedures, governance and risk management. We conduct on-site visits to some service providers that impose greater cybersecurity risks to us to validate their controls over information, monitor their responses to cybersecurity incidents and improvements to cybersecurity infrastructure. Service providers are also required to report material cybersecurity incidents to us relating to breaches of our information and personal information of our customers.

From an operational perspective, we use tools such as network behavioral analysis, intrusion prevention systems or IPS, firewalls, antiviruses, antispam systems, among others to protect us against external and internal attacks. Those systems are used to protect our information and information of our customers regardless of where it is located (i.e., within our own infrastructure, a cloud provider or service provider’s infrastructure) throughout the lifecycle of the information.

Risks from cybersecurity threats, including any previous cybersecurity events, have not materially affected us or our business strategy, results of operations or financial condition as of the date of this annual report.

Governance

Our board of directors, which includes members with technology and cybersecurity experience, oversees the management of cybersecurity risks as well as participates in the establishment of our cybersecurity strategy. The Risk Committee (Comitê de Risco) receives reports on cybersecurity incidents occurring in the applicable period and information relating to the management of cybersecurity threats. Based on this report, we define measures and improvements to enhance our management of cybersecurity issues. Additionally, our board of directors reviews annually our Corporate Information Security and Cyber Security Policy and our response plan to cybersecurity incidents, as well as periodically approves our cybersecurity strategy.

In addition to the board of directors, our management plays an important role in managing cybersecurity threats. We have a department solely dedicated to identifying, assessing and managing cybersecurity threats, incidents and issues, which is led by our CSO. The CSO must have a long and solid expertise in cybersecurity matters and reports material cybersecurity risks to the chief risk officer (“CRO”). The CRO monitors those material cybersecurity risks and reports them to the executive committee. For more information on the biographical information relating to each of our CSO and CRO, see “Item 6A. Directors and Senior Management — Director and Senior Management.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements, together with the Report of Independent Registered Public Accounting Firm, are embedded as part of this annual report.

ITEM 19.	EXHIBITS

No.	Description
1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)
2(a)	Second Amended and Restated Deposit Agreement Among Itaú Unibanco Holding S.A., JPMorgan Chase Bank, N.A., as Depositary, and Holders and Beneficial Owners of American Depositary Receipts
2(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.
2 (d)	Description of Securities Registered Under Section 12 of the Exchange Act.
4 (a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa—Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation). Incorporated by reference to our Annual Report on Form 20-F/A filed on May 17, 2010 (Commission File No. 001-15276).
4(c)	Stock Grant Plan (unofficial English translation)
8.1	List of subsidiaries (incorpored by reference to "Note 2.4 - Significant accounting policies, item a) Consolidation" to our Consolidated financial statements included in this Annual Report on Form 20-F).
11.1	Code of Ethics (unofficial English translation)
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Administrator Compensation Policy and Clawback (unofficial English translation)

Glossary

A

•	ABECS – Associação Brasileira de Empresas de Cartões de Crédito e Serviços (Brazilian Association of Credit Cards and Services Companies)
•	ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Publicly Traded Companies)
•	ADS – American Depositary Shares
•	ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association)
•	ANS – Agência Nacional de Saúde Suplementar (National Regulatory Agency for Private Health Insurance and Plans)
•	APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)
•	ATM – Automated Teller Machine

B

•	B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Exchange and OTC, formerly BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A.)
•	Banco Itaú Argentina – Banco Itaú Argentina S.A
•	Banco Itaú Chile – Banco Itaú Chile S.A.
•	Banco Itaú Paraguay – Banco Itaú Paraguay S.A
•	Banco Itaú Uruguay – Banco Itaú Uruguay S.A
•	BCBS – Basel Committee for Banking Supervision
•	BIS – Bank for International Settlements
•	BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank)
•	BNY Mellon – The Bank of New York Mellon
•	Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•	Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, clearing and settlement of payments in any of its forms.

C

•	CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)
•	CCR – Counterparty Credit Risk
•	CDC – Código de Defesa do Consumidor (Consumer Protection Code)
•	CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)

•	CEDEAR – Argentine Certificates of Deposits
•	Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•	CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•	CGRC – Risk and Capital Management Committee
•	Cia E. Johnston – Companhia E. Johnston de Participações
•	CMN – Conselho Monetário Nacional (National Monetary Council)
•	COPOM – Comitê de Política Monetária (Central Bank Monetary Policy Committee)
•	CNSEG – Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização (National Council of General Insurance, Private Pension and Life, Supplementary Health and Capitalization Companies)
•	CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•	COSO – Committee of Sponsoring Organizations of the Treadway Commission
•	COFINS – Contribuição Para o Financiamento da Seguridade Social (Social Security Financing Contribution)
•	CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)
•	CSB – Client Service Branches
•	CSC – Superior Credit Committee
•	CSCCA – Superior Wholesale Credit and Collection Committee
•	CSCCV – Superior Retail Credit and Collection Committee
•	CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Net Profits)
•	CSP – Superior Products Committee
•	CSRML – Superior Market Risk and Liquidity Committee
•	CSRO – Superior Operational Risk Management Committee
•	CTAM – Model Assessment Technical Committee
•	CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

D

•	DJSI – Dow Jones Sustainability Index

E

•	ECB – European Central Bank

F

•	FATF – Financial Action Task Force
•	FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•	FENAPREVI - Federação Nacional de Previdência Privada e Vida (National Federation of Private Pension and Life)
•	Fed – U.S. Federal Reserve System
•	FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)
•	FGTS - Fundo de Garantia do Tempo de Serviço (The Brazilian Government Severance Indemnity Fund for Employees)
•	FOMC - Federal Open Market Committee

I

•	IASB – International Accounting Standards Board

•	IBGE - Instituto Brasileiro de Geografia e Estatística
•	IBRACON – Instituto de Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil)
•	IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•	ICAAP – Internal Capital Adequacy Assessment Process
•	IFRS – International Financial Reporting Standards
•	IMF - International Monetary Fund
•	IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)
•	IPCA - Índice de Preços ao Consumidor Amplo (Extended National Consumer Price Index)
•	IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•	IRS – U.S. Internal Revenue Service
•	ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•	ISS – Imposto sobre Serviços (Service Tax)
•	Itaú BBA Colombia – Itaú BBA Colombia S.A. Corporación Financiera
•	Itau BBA International – Itau BBA International plc
•	Itaucard – Banco Itaucard S.A.
•	Itaú Europe – Itaú BBA Europe S.A.
•	Itaú Holding Financeira – Itaú Holding Financeira S.A.
•	Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates
•	Itaúsa – Itaú Investimentos S.A.
•	IUPAR – Itaú Unibanco Participações S.A.

K

•	KYC – Know Your Customer
•	KYP – Know Your Partner
•	KYS – Know Your Supplier
•	KYE – Know Your Employee

L

•	LCR – Liquidity Coverage Ratio

N

•	NSFR – Net Stable Funding Ratio
•	NYSE – New York Stock Exchange

P

•	PEP – Politically Exposed Person
•	PFIC – Passive Foreign Investment Company
•	PIS – Programa de Integração Social (Social Integration Program)
•	PwC – PricewaterhouseCoopers Auditores Independentes Ltda.

R

•	RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)

S

•	SEC – U.S. Securities and Exchange Commission
•	SELIC – Sistema Especial de Liquidação e Custódia (Special Clearing and Escrow System)
•	SOX – The Sarbanes-Oxley Act of 2002
•	STF – Supremo Tribunal Federal (Brazilian Federal Supreme Court)
•	STJ – Superior Tribunal de Justiça (Brazilian Superior Court of Justice)
•	SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

•	TR – Taxa Referencial (Brazilian Reference Interest Rate)

U

•	Unibanco – União de Bancos Brasileiros S.A.
•	U.S. – United States of America

V

•	VaR – Value at Risk

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

Dated: April 29, 2024

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Itaú Unibanco Holding S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Measurement of the provision for expected credit loss of loan and lease operations

As described in Notes 2(c) IV.III and 10 to the consolidated financial statements, the provision for expected credit loss of loan and lease operations was R$ 50,863 million on a total loan and lease operations portfolio of R$ 910,590 million as of December 31, 2023. The measurement of the provision for expected credit loss of loan and lease operations requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in respect to the amounts resulting from models, and the applicable adjustments. The main judgments exercised by management to calculate the provision for expected credit loss are: (i) selection of quantitative models to assess the expected credit loss, (ii) determination of triggers to significantly increase or decrease credit risk, (iii) identification and grouping of portfolios with similar credit risk characteristics, (iv) establishment of the maximum contractual period for assets with no determined maturity, (v) determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

The principal considerations for our determination that performing procedures relating to the measurement of the provision for expected credit loss of loan and lease operations is a critical audit matter are (i) the significant judgment used by management in determining the appropriate assumptions used, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the assumptions used, (ii) the significant judgment in evaluating audit evidence obtained relating to the assumptions; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: i) testing the effectiveness of controls related to management's measurement of the provision for expected credit loss of loan and lease operations, which included controls over the assumptions used; ii) testing of the reasonableness of significant assumptions and data inputs used in the calculation of the provision for expected loss, including management’s approval and validation process; and iii) evaluating the disclosures in the financial statements in relation to the measurement of the provision for expected credit loss. Professionals with specialized skills and knowledge assisted in evaluating the reasonableness of significant assumptions.

Valuation of financial assets not actively traded in the market

As described in Notes 2(c) IV.III, and 28 to the consolidated financial statements, the Company had total financial assets measured at fair value of R$ 643,142 million, of which R$ 20,655 million is represented by Level 2 shares and real estate receivables certificates, and Level 3 debentures not actively traded in the market as of December 31, 2023. The valuation of financial assets not actively traded in the market is calculated using valuation techniques based on assumptions that consider market information and conditions. The main assumptions and judgments considered to estimate the fair value are: (i) historical data base, (ii) information on similar transactions, (iii) discount rate and estimate of future cash flows, and (iv) models used with the selection of specific inputs and, in certain cases, evaluation adjustments applied to the model amount or price quoted for financial instruments that are not actively traded.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: i) evaluating the appropriateness of the valuation used for these financial assets at fair value not actively traded in the market and the significant assumptions used by management, by comparing them with independent methodologies and assumptions; ii) testing the effectiveness of controls in relation to valuation techniques, including the relevant inputs and data to these controls; iii) calculating with the assistance of professionals with specialized skills and knowledge, an independent estimate of fair value for a sample of certain financial instruments and comparing management's estimate with the independently developed estimate of fair value; iv) evaluating disclosures in the financial statements in relation to the valuation of financial assets.

Provision for litigations

As described in Notes 2(c) XII and 29 to the consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements for the outcome of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. The Company's consolidated provisions for pending litigations related to civil, labor, tax and social security provisions were R$ 17,603 million as of December 31, 2023. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

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

April 29, 2024

We have served as the Company's auditor since 2001.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Assets	Note	12/31/2023	12/31/2022
Cash		32,001	35,381
Financial assets		2,384,618	2,170,219
At Amortized Cost		1,686,225	1,578,789
Compulsory deposits with the Central Bank of Brazil		145,404	115,748
Interbank deposits	4	51,007	59,592
Securities purchased under agreements to resell	4	238,321	221,779
Securities	9	260,743	213,026
Loan and lease operations	10	910,590	909,422
Other financial assets	18a	127,699	109,909
(-) Provision for expected loss	4, 9, 10	(47,539)	(50,687)
At Fair Value through Other Comprehensive Income		130,039	126,748
Securities	8	130,039	126,748
At Fair Value through Profit or Loss		568,354	464,682
Securities	5	511,752	385,099
Derivatives	6, 7	55,251	78,208
Other financial assets	18a	1,351	1,375
Insurance contracts	27	141	23
Tax assets		64,521	59,645
Income tax and social contribution - current		993	1,647
Income tax and social contribution - deferred	24b I	53,691	51,634
Other		9,837	6,364
Other assets	18a	20,027	17,474
Investments in associates and joint ventures	11	9,293	7,443
Fixed assets, net	13	9,135	7,767
Goodwill and Intangible assets, net	14	23,364	23,114
Total assets		2,543,100	2,321,066
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Liabilities and stockholders' equity	Note	12/31/2023	12/31/2022
Financial Liabilities		2,001,691	1,836,690
At Amortized Cost		1,944,162	1,755,498
Deposits	15	951,352	871,438
Securities sold under repurchase agreements	17a	362,786	293,440
Interbank market funds	17b	328,645	294,587
Institutional market funds	17c	119,591	129,382
Other financial liabilities	18b	181,788	166,651
At Fair Value through Profit or Loss		53,331	77,508
Derivatives	6, 7	52,475	76,861
Structured notes	16	296	64
Other financial liabilities	18b	560	583
Provision for Expected Loss	10	4,198	3,684
Loan commitments		3,311	2,874
Financial guarantees		887	810
Insurance contracts and private pension	27	271,546	233,126
Provisions	29	19,744	19,475
Tax liabilities	24c	9,202	6,773
Income tax and social contribution - current		3,970	2,950
Income tax and social contribution - deferred	24b II	560	345
Other		4,672	3,478
Other liabilities	18b	41,867	47,895
Total liabilities		2,344,050	2,143,959
Total stockholders’ equity attributed to the owners of the parent company		190,177	167,717
Capital	19a	90,729	90,729
Treasury shares	19a	(11)	(71)
Capital reserves	19c	2,620	2,480
Revenue reserves	19c	104,465	86,209
Other comprehensive income		(7,626)	(11,630)
Non-controlling interests	19d	8,873	9,390
Total stockholders’ equity		199,050	177,107
Total liabilities and stockholders' equity		2,543,100	2,321,066
The accompanying notes are an integral part of these consolidated financial statements.
F-6

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021 (*)
Operating Revenues		154,971	142,279	126,374
Interest and similar income	21a	222,385	189,165	129,253
Interest and similar expenses	21b	(158,250)	(116,747)	(69,305)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	29,145	13,325	16,678
Foreign exchange results and exchange variations in foreign transactions		4,432	1,280	(1,417)
Commissions and Banking Fees	22	45,731	44,566	42,324
Income from Insurance Contracts and Private Pension		6,613	5,407	5,354
Operating Income from Insurance Contracts and Private Pension, net of Reinsurance	27	6,132	5,328	-
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(28,585)	(21,873)	-
Income from Financial Assets related to Insurance Contracts and Private Pension		29,066	21,952	-
Revenues from insurance premiums and private pensions		-	-	15,023
Change in provision for insurance and private pension		-	-	(9,669)
Other income		4,915	5,283	3,487
Expected Loss from Financial Assets		(30,445)	(27,737)	-
Expected Loss from Financial Assets and Claims		-	-	(14,379)
Expected Loss with Loan and Lease Operations	10c	(31,563)	(28,150)	(14,001)
Expected Loss with Other Financial Asset, net		1,118	413	1,222
(Expenses) / Recovery of claims		-	-	(1,600)
Operating Revenues Net of Expected Losses from Financial Assets		124,526	114,542	-
Operating Revenues Net of Expected Losses from Financial Assets and Claims		-	-	111,995
Other operating income / (expenses)		(84,826)	(77,848)	(69,764)
General and administrative expenses	23	(75,759)	(68,930)	(62,549)
Tax expenses		(9,987)	(9,590)	(8,379)
Share of profit or (loss) in associates and joint ventures	11	920	672	1,164
Income / (loss) before income tax and social contribution		39,700	36,694	42,231
Current income tax and social contribution	24a	(8,685)	(6,595)	(6,661)
Deferred income tax and social contribution	24a	2,862	143	(7,186)
Net income / (loss)		33,877	30,242	28,384
Net income attributable to owners of the parent company	25	33,105	29,207	26,760
Net income / (loss) attributable to non-controlling interests	19d	772	1,035	1,624
Earnings per share - basic	25
Common		3.38	2.98	2.74
Preferred		3.38	2.98	2.74
Earnings per share - diluted	25
Common		3.36	2.96	2.72
Preferred		3.36	2.96	2.72
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,840,883,862	4,840,703,872	4,818,741,579
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,908,283,361	4,900,469,300	4,873,042,114

(*) Information prepared in conformity with IFRS 4 - Insurance Contracts.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)

	Note	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income / (loss)		33,877	30,242	28,384
Financial assets at fair value through other comprehensive income		4,681	(3,442)	(3,248)
Change in fair value		5,443	(5,659)	(7,611)
Tax effect		(1,105)	1,373	3,320
(Gains) / losses transferred to income statement		624	1,534	2,086
Tax effect		(281)	(690)	(1,043)
Hedge		684	(34)	699
Cash flow hedge	7	236	65	549
Change in fair value		457	162	998
Tax effect		(221)	(97)	(449)
Hedge of net investment in foreign operation	7	448	(99)	150
Change in fair value		848	(148)	194
Tax effect		(400)	49	(44)
Insurance contracts and private pension		(710)	796	-
Change in discount rate		(1,192)	1,349	-
Tax effect		482	(553)	-
Remeasurements of liabilities for post-employment benefits (1)		(324)	(34)	45
Remeasurements	26	(584)	(65)	74
Tax effect		260	31	(29)
Foreign exchange variation in foreign investments		(327)	(3,026)	(323)
Total other comprehensive income		4,004	(5,740)	(2,827)
Total comprehensive income		37,881	24,502	25,557
Comprehensive income attributable to the owners of the parent company		37,109	23,467	23,933
Comprehensive income attributable to non-controlling interests		772	1,035	1,624
1) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)

	Note	Attributed to owners of the parent company										Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
		Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Other comprehensive income
							Financial assets at fair value through other comprehensive income (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total - 01/01/2021		97,148	(907)	2,326	47,347	-	848	-	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Transactions with owners		-	379	111	-	-	-	-	-	-	-	490	(1,414)	(924)
Result of delivery of treasury shares	19, 20	-	379	193	-	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans		-	-	(82)	-	-	-	-	-	-	-	(82)	-	(82)
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(1,414)	(1,414)
Partial spin-off	3	(6,419)	-	(187)	(3,457)	-	77	-	-	(23)	24	(9,985)	-	(9,985)
Dividends		-	-	-	-	(1,466)	-	-	-	-	-	(1,466)	(130)	(1,596)
Interest on capital		-	-	-	-	(5,607)	-	-	-	-	-	(5,607)	-	(5,607)
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital		-	-	-	-	102	-	-	-	-	-	102	-	102
Corporate reorganization	2c I, 3	-	-	-	1,547	-	-	-	-	-	-	1,547	-	1,547
Other (3)		-	-	-	769	-	-	-	-	-	-	769	-	769
Total comprehensive income		-	-	-	-	26,760	(3,325)	-	45	(300)	675	23,855	1,624	25,479
Net income		-	-	-	-	26,760	-	-	-	-	-	26,760	1,624	28,384
Other comprehensive income for the period		-	-	-	-	-	(3,325)	-	45	(300)	675	(2,905)	-	(2,905)
Appropriations:
Legal reserve		-	-	-	1,312	(1,312)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	18,477	(18,477)	-	-	-	-	-	-	-	-
Total - 12/31/2021	19	90,729	(528)	2,250	66,161	-	(2,400)	-	(1,486)	6,531	(8,393)	152,864	11,612	164,476
Change in the period		(6,419)	379	(76)	18,814	-	(3,248)	-	45	(323)	699	9,871	80	9,951
Total - 01/01/2022		90,729	(528)	2,250	65,985	-	(2,542)	-	(1,486)	6,531	(8,393)	152,546	11,612	164,158
Transactions with owners		-	457	230	-	-	-	-	-	-	-	687	(2,964)	(2,277)
Result of delivery of treasury shares	19, 20	-	457	64	-	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	-	166	-	166
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(2,964)	(2,964)
Dividends		-	-	-	-	-	-	-	-	-	-	-	(293)	(293)
Interest on capital		-	-	-	-	(9,844)	-	-	-	-	-	(9,844)	-	(9,844)
Unclaimed dividends and Interest on capital		-	-	-	-	119	-	-	-	-	-	119	-	119
Corporate reorganization	2c I, 3	-	-	-	36	-	-	-	-	-	-	36	-	36
Other (3)		-	-	-	774	-	-	-	-	-	-	774	-	774
Total comprehensive income		-	-	-	-	29,139	(3,442)	796	(34)	(3,026)	(34)	23,399	1,035	24,434
Net income		-	-	-	-	29,207	-	-	-	-	-	29,207	1,035	30,242
Other comprehensive income for the period		-	-	-	-	(68)	(3,442)	796	(34)	(3,026)	(34)	(5,808)	-	(5,808)
Appropriations:
Legal reserve		-	-	-	1,485	(1,485)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	17,929	(17,929)	-	-	-	-	-	-	-	-
Total - 12/31/2022	19	90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Change in the period		-	457	230	20,224	-	(3,442)	796	(34)	(3,026)	(34)	15,171	(2,222)	12,949
Total - 01/01/2023		90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Transactions with owners		-	60	140	-	-	-	-	-	-	-	200	(924)	(724)
Acquisition of treasury shares	19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares	19, 20	-	749	(2)	-	-	-	-	-	-	-	747	-	747
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	-	142	-	142
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(924)	(924)
Dividends		-	-	-	11,000	(11,000)	-	-	-	-	-	-	(365)	(365)
Interest on capital		-	-	-	-	(12,315)	-	-	-	-	-	(12,315)	-	(12,315)
Unclaimed dividends and Interest on capital		-	-	-	-	53	-	-	-	-	-	53	-	53
Corporate reorganization	2c I, 3	-	-	-	265	-	-	-	-	-	-	265	-	265
Other (3)		-	-	-	(2,852)	-	-	-	-	-	-	(2,852)	-	(2,852)
Total comprehensive income		-	-	-	-	33,105	4,681	(710)	(324)	(327)	684	37,109	772	37,881
Net income		-	-	-	-	33,105	-	-	-	-	-	33,105	772	33,877
Other comprehensive income for the period		-	-	-	-	-	4,681	(710)	(324)	(327)	684	4,004	-	4,004
Appropriations:
Legal reserve		-	-	-	1,669	(1,669)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	8,174	(8,174)	-	-	-	-	-	-	-	-
Total - 12/31/2023	19	90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Change in the period		-	60	140	18,256	-	4,681	(710)	(324)	(327)	684	22,460	(517)	21,943
1)	Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2)	Includes cash flow hedge and hedge of net investment in foreign operation.
3)	Includes Argentina´s hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.
F-9

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)
	Note	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Adjusted net income		91,638	96,446	93,298
Net income		33,877	30,242	28,384
Adjustments to net income:		57,761	66,204	64,914
Share-based payment		200	234	(20)
Effects of changes in exchange rates on cash and cash equivalents		11,529	24,279	19,941
Expected loss from financial assets		30,445	27,737	14,379
Income from interest and foreign exchange variation from operations with subordinated debt		2,948	1,708	24,279
Financial income from insurance contracts and private pension	27	28,585	21,873	9,669
Depreciation and amortization		5,652	4,796	4,233
Expense from update / charges on the provision for civil, labor, tax and legal obligations		799	1,288	578
Provision for civil, labor, tax and legal obligations		4,418	2,882	3,565
Revenue from update / charges on deposits in guarantee		(913)	(1,018)	(376)
Deferred taxes (excluding hedge tax effects)	24b	2,130	3,209	10,024
Income from share in the net income of associates and joint ventures and other investments		(920)	(672)	(1,164)
Income from financial assets - at fair value through other comprehensive income		612	1,534	2,086
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(20,133)	(16,863)	(18,311)
Income from interest and foreign exchange variation of financial assets at amortized cost		(7,697)	(7,364)	(6,541)
(Gain) / loss on sale of investments and fixed assets		1,255	-	(565)
Other	23	(1,149)	2,581	3,137
Change in assets and liabilities		(14,145)	33,187	(38,992)
(Increase) / decrease in assets
Interbank deposits		4,583	10,379	(5,590)
Securities purchased under agreements to resell		3,137	(42,595)	61,293
Compulsory deposits with the Central Bank of Brazil		(29,656)	(5,356)	(20,333)
Loan operations		(34,191)	(106,975)	(126,493)
Derivatives (assets / liabilities)		(745)	4,460	(8,842)
Financial assets designated at fair value through profit or loss		(126,653)	(20,132)	24,104
Other financial assets		(16,853)	(15,215)	(2,999)
Other tax assets		(2,819)	(409)	1,910
Other assets		(6,606)	(9,506)	506
(Decrease) / increase in liabilities
Deposits		79,914	21,066	41,362
Deposits received under securities repurchase agreements		69,346	40,592	(20,516)
Funds from interbank markets		34,058	117,442	21,110
Funds from institutional markets		(1,928)	11,243	208
Other financial liabilities		15,114	32,971	15,343
Financial liabilities at fair value throught profit or loss		233	(50)	(29)
Insurance contracts and private pension		9,125	(2,603)	(17,293)
Provisions		1,165	(1,551)	709
Tax liabilities		3,234	41	(898)
Other liabilities		(6,523)	5,259	3,341
Payment of income tax and social contribution		(8,080)	(5,874)	(5,885)
Net cash from / (used in) operating activities		77,493	129,633	54,306
Dividends / Interest on capital received from investments in associates and joint ventures		583	336	661
Cash upon sale of investments in associates and joint ventures		244	-	623
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc		-	-	(10)
Cash upon sale of fixed assets		193	505	172
Termination of intangible asset agreements		134	17	95
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		18,219	(2,190)	14,028
(Purchase) / redemptions of financial assets at amortized cost		(40,087)	(62,783)	(11,296)
(Purchase) of investments in associates and joint ventures		(1,325)	(660)	(33)
(Purchase) of fixed assets		(3,815)	(2,727)	(1,414)
(Purchase) of intangible assets	14	(5,376)	(5,768)	(7,667)
Net cash from / (used in) investment activities		(31,230)	(73,270)	(4,841)
Subordinated debt obligations raisings		2,170	1,004	8,229
Subordinated debt obligations redemptions		(12,981)	(23,208)	(32,388)
Change in non-controlling interests stockholders		(923)	(2,964)	(1,414)
Acquisition of treasury shares		(689)	-	-
Result of delivery of treasury shares		689	453	510
Dividends and interest on capital paid to non-controlling interests		(366)	(293)	(130)
Dividends and interest on capital paid		(10,348)	(6,706)	(6,267)
Net cash from / (used in) financing activities		(22,448)	(31,714)	(31,460)
Net increase / (decrease) in cash and cash equivalents	2c III	23,815	24,649	18,005
Cash and cash equivalents at the beginning of the period		104,257	103,887	105,823
Effects of changes in exchange rates on cash and cash equivalents		(11,529)	(24,279)	(19,941)
Cash and cash equivalents at the end of the period		116,543	104,257	103,887
Cash		32,001	35,381	44,512
Interbank deposits		8,582	12,584	12,555
Securities purchased under agreements to resell - Collateral held		75,960	56,292	46,820
Additional information on cash flow (Mainly operating activities)
Interest received		208,243	213,820	131,661
Interest paid		115,518	107,468	73,458
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Spin-off of XP Inc. investment		-	-	9,975
Increase of Equity Interest in ITAÚ CHILE		-	961	-
Dividends and interest on capital declared and not yet paid		4,799	4,506	2,864
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements

At 12/31/2023 and 12/31/2022 for balance sheet accounts and from 01/01 to 12/31 of 2023, 2022 and 2021 for income statement

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

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These Consolidated Financial Statements were approved by the Board of Directors on April 25, 2024.

Note 2 - Significant accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”).

ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation.

b) New accounting standards changes and interpretations of existing standards

I - Applicable for period ended December 31, 2023

    •   IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts held as from January 1, 2023, with a transition date of January 1, 2022 for comparative purposes. The modified retrospective approach was adopted.

Until December 31, 2021, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow IFRS 4, based on accounting practices generally accepted in Brazil (“BRGAAP”):

    •   Private pension plans - Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates) and the contract specify the annuity rates for the insured.

    •   Insurance premiums - Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

    •   Insurance Contract Liabilities - Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

    •   Liability Adequacy Test - ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified is accounted for in income for the period.

Transition to IFRS 17

The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance contracts and private pension. Further details on the material accounting policies adopted are included in Note 2c.

(i) Aggregation and Measurement of Insurance Contracts and Private Pension

IFRS 17 requires that insurance contracts be grouped in portfolios considering similar risks, their management, the contract issue period and the expected profitability at the time of initial recognition. The groups of insurance contracts and private pension are made up of contracts issued in the quarter.

ITAÚ UNIBANCO HOLDING grouped insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio.

The Insurance portfolio is made up mainly of products which cover life and property, divided into groups of contracts with the coverage period of each contract is one year or less and contracts of the coverage period longer. The Private Pension portfolio is made up of products with coverage for survival and risk of death and disability, comprising three groups: risk coverage plans and survival plans with and without direct participation features.

For measurement of the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING adopts the three measurement approaches: BBA, VFA and PAA, considering the characteristics of the existing insurance contracts and private pension:

    •   Building Block Approach (BBA): applicable to all insurance contracts without direct participation features, corresponds to the standard model. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts and private pension with coverage over 1 year or which are onerous.

    •   Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applied this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, since the contributions made by insured parties have a return based on the profitability of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.

    •   Premium Allocation Approach (PAA): applicable to insurance contracts lasting up to 12 months or when they produce results similar to those that would be obtained if the standard model were used. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts whose coverage periods are equal to or less than one year.

The initial recognition of groups of insurance contracts and private pension is performed by the total of:

    •   Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future.

    •   Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

    •   Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

    •   Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

ITAÚ UNIBANCO HOLDING adopted the modified retrospective approach due to unavailability of historical data, using reasonable and supportable information to measure the insurance contracts and private pension in effect on the transition date. ITAÚ UNIBANCO HOLDING used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, ITAÚ UNIBANCO HOLDING estimated future cash flows on the transition date, adjusting them with historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The insurance contractual margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined.

ITAÚ UNIBANCO HOLDING prepared comparative information for the period 2022 in compliance with IFRS 17, and the amounts related insurance contracts from previous periods were classified, measured, and presented according to the previous standard (IFRS 4 - Insurance Contracts).

For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period, with no effect on the transition date. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period.

(ii) Redesignation of Financial Assets

As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, ITAÚ UNIBANCO HOLDING partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at Amortized Cost to Fair Value through Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities.

	01/01/2022		01/01/2022 after redesignations
	Classification	Amortized Cost	Classification	Gross carrying amount	Fair value adjustments (in stockholders’ equity)	Fair Value
Securities
Brazilian government securities	At amortized cost	5,371	At fair value through other comprehensive income	5,371	(260)	5,111

Reconciliation of stockholders’ equity between IFRS 4 and IFRS 17
	12/31/2022		01/01/2022
	Stockholders' equity	Net income	Stockholders' equity
Opening balance in accordance with IFRS 4	177,343	30,737	164,476
Measurement of fulfillment cash flows with insurance contracts and private pension portfolios (1)	236	(795)	(319)
Redesignation of financial assets related to insurance contracts (2)	(593)	-	(260)
Deferred taxes on adjustments	121	300	261
Total adjustments	(236)	(495)	(318)
Balance according to IFRS 17	177,107	30,242	164,158
1)	Calculation of fulfillment cash flows with contracts and contractual service margin according to the modified retrospective approach.
2)	Change in the financial asset measurement model due to its redesignation with the adoption of IFRS 17.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)

Assets	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17
	12/31/2022			12/31/2022	01/01/2022			01/01/2022
	Balance			Balance	Balance			Balance
Cash	35,381	-	-	35,381	44,512	-	-	44,512
Financial assets	2,172,726	(1,914)	(593)	2,170,219	1,915,573	(1,579)	(260)	1,913,734
At Amortized Cost	1,586,992	(8,203)	-	1,578,789	1,375,782	(6,950)	-	1,368,832
At Fair Value through Other Comprehensive Income	121,052	6,289	(593)	126,748	105,622	5,371	(260)	110,733
At Fair Value through Profit or Loss	464,682	-	-	464,682	434,169	-	-	434,169
Insurance contracts		23	-	23	-	68	-	68
Tax assets	59,480	-	165	59,645	58,433	-	261	58,694
Income tax and social contribution - current	1,647	-	-	1,647	1,636	-	-	1,636
Income tax and social contribution - deferred	51,469	-	165	51,634	50,831	-	261	51,092
Other	6,364	-	-	6,364	5,966	-	-	5,966
Other assets	17,529	(55)	-	17,474	16,494	(53)	-	16,441
Investments, Fixed asseis, Goodwill and lntangible assets	38,324	-	-	38,324	34,194	-	-	34,194
Total assets	2,323,440	(1,946)	(428)	2,321,066	2,069,206	(1,564)	1	2,067,643

Liabilities and stockholders' equity	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17
	12/31/2022			12/31/2022	01/01/2022			01/01/2022
	Balance			Balance	Balance			Balance
Financial Liabilities	1,836,690	-	-	1,836,690	1,621,786	-	-	1,621,786
Insurance contracts and private pension	235,150	(1,788)	(236)	233,126	214,976	(1,439)	319	213,856
Provisions and Other liabilities	67,519	(149)	-	67,370	61,722	(125)	-	61,597
Tax liabilities	6,738	(9)	44	6,773	6,246	-	-	6,246
Incarne tax and social contribution - current	2,950	-	-	2,950	2,450	-	-	2,450
Incarne tax and social contribution - deferred	345	-	-	345	280	-	-	280
Other	3,443	(9)	44	3,478	3,516	-	-	3,516
Total liabilities	2,146,097	(1,946)	(192)	2,143,959	1,904,730	(1,564)	319	1,903,485
Total stockholders' equity attributed to the owners of the parent company (3)	167,953	-	(236)	167,717	152,864	-	(318)	152,546
Non-controlling interests	9,390	-	-	9,390	11,612	-	-	11,612
Total stockholders' equity	177,343	-	(236)	177,107	164,476	-	(318)	164,158
Total liabilities and stockholders' equity	2,323,440	(1,946)	(428)	2,321,066	2,069,206	(1,564)	1	2,067,643
1)	Refer to the redesignation of assets and liabilities related to the insurance and private pension contracts, as well as the redesignation of related financial assets.
2)	Refer to the calculation of cash flows from compliance with the portfolios of insurance and private pension contracts and adjustment to the fair value of redesignated financial assets.
3)	The effects arising from the adoption of IFRS 17 and Redesignation of Financial Assets, net of taxes, were recognized under Revenue Reserves (R$ (815) at 12/31/2022 and R$ (319) at 01/01/2022) and Other Comprehensive Income (R$ 579 at 12/31/2022 and R$ 1 at 01/01/2022).

    •   Amendments to IAS 1 – Presentation of Financial Statements:

Information on accounting policies - requires that only information about material accounting policies is disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts.

    •   Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors:

Include the definition of accounting estimates - monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

    •   Amendments to IAS 12 – Income Taxes:

Deferred taxes on leasing operations - require that the lessee recognizes deferred taxes arising from temporary differences generated in the initial recognition of right-of-use assets and lease liabilities, in compliance with the tax legislation.

Pillar Two Model Rules - Introduces a temporary exception to the recognition of deferred taxes arising from the Pillar Two Model Rules issued by the Organization for Economic Cooperations and Development (OECD), of which Brazil is not an effective member.

These amendments are effective for years beginning January 1st, 2023 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. For future years, ITAÚ UNIBANCO HOLDING will continue to monitor the implementation of Pillar Two Model Rules in the countries where its subsidiaries operate.

II - Applicable for future periods

    •   Amendments to IAS 1 – Presentation of Financial Statements:

Segregation between Current and Non-current Liabilities - clarifies when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

c) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

The following table shows the main consolidated companies as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency (1)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2023	12/31/2022	12/31/2023	12/31/2022
In Brazil
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	65.27%	67.06%	65.27%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A. (2)	Argentine peso	Argentina	Financial institution	-	100.00%	-	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	65.62%	67.42%	65.62%

1)	All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US dollar.
2)	Banco ltaú Argentina S.A. makes up the ITAÚ UNIBANCO HOLDING until 07/31/2023 (Note 3).

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income.

For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value on the trading date.

Financial assets are partially or fully written off, on the trading date, if:

    •   the contractual rights to the cash flows of the financial asset expire.

    •   there are no reasonable expectations of its recovery, considering historical curves of similar operations. In this case, the total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries of amounts previously written off are accounted for as income.

    •   ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset.

The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.

When the contractual cash flow of a financial asset is renegotiated or otherwise modified, but ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused total write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income.

Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation.

IV.I Classification of financial assets

Financial assets are classified and subsequently measured  in the following categories:

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

The category depends on the business model under which they are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business models: are established according to the objectives of the business areas, considering the risks that affect the performance of the business model; how is assessed and reported to Management and how the managers of the business are compensated.

SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet to the SPPI Test and its classified in the category at fair value through profit or loss.

Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing.

Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss.

In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at fair value through profit or loss.

Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its negotiation, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at fair value through other comprehensive income.

IV.II - Classification of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

    •   Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives.

    •   Loan commitments and financial guarantees: measured at the higher amount between (i) the provision for expected credit losses; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term.

    •   Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan.

IV.III - Subsequent measurement of financial instruments

Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities.

To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28.

Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts.

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

Expected credit loss: ITAÚ UNIBANCO HOLDING makes a assessment of the expected credit loss on financial assets measured at amortized cost, through other comprehensive income, loan commitments and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk.

    •   Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly.

    •   Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly.

    •   Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets).

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions considered to estimate the expected credit loss are:

    •   Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level.

The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months.

    •   Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options.

    •   Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios are reassessed annually or when market conditions so require.

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

The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

IV.IV - Derivatives and use of hedge accouting

Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Accounting Hedge: the risk management conducted with derivative and non-derivative financial instruments may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements.

ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7.

At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities.

To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued.

The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment.

    •   Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income.

To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method.

At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability.

If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

    •   Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income.

To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method.

In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income.

    •   Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income.

If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income.

To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method.

V - Assets held for sale

Assets Held for Sale are registered in the Balance Sheet under the heading Other Assets upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering evaluation reports and the likelihood of definitive hindrance to sale.

VI - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

VII - Lease operations (Lessee)

To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In cases the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due.

To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be.

The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal.

VIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

IX - Goodwill and lntangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

X - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING will use the three measurement approaches below, considering the characteristics of the contracts:

    •   Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.

    •   Variable Fee Approach (VFA): PGBL and VGBL private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which the funds are invested.

    •   Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk.

Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase).

The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING.

The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach).

Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product.

Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group.

Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors.

XII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

    •   Probable: a provision is recognized.

    •   Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.

    •   Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

    •   Mass Lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

    •   Individual Lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 29.

XIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty.

XIV - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders’ Equity, in other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XV - Share-based payments

Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments.

In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan.

The plans are settled with shares and are made up of variable compensation programs in shares and partner program.

XVI - Treasury shares

The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price.

The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves.

XVII - Capital compensation

ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements.

Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards.

Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Dividends and interest on capital are presented in Note 19.

XVIII - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account and economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Thus, there was an increase in ITAÚ UNIBANCO HOLDING’s ownership interest which resulted in holding 65.62% and the stockholders’ agreement of ITAÚ CHILE was fully terminated.

Between June 6 and July 5, 2023, ITAÚ UNIBANCO HOLDING carried out a voluntary public offering for the acquisition of outstanding shares issued by ITAÚ CHILE, including those in the form of American Depositary Shares (ADS), in Chile and the United States of America.

Shareholders holding shares representing approximately 1.07% of ITAÚ CHILE’s capital adhered to the voluntary public offering, where 2,122,994 shares and 554,650 ADS (equivalent to 184,883 shares) were acquired through its subsidiary ITB Holding Brasil Participações Ltda., and, after the acquisitions, ITAÚ UNIBANCO HOLDING now holds 66.69% of the ITAÚ CHILE’s capital.

The effective acquisitions occurred on July 08, 2023, and the financial settlements on July 13, 2023, for the amount of R$ 119 (CLP 19,617 million).

Between November 13 and 22, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired additional ownership interest of 0.73% (1,584,110 shares), then holding 67.42% of the capital of ITAÚ CHILE. Financial settlements occurred between the period from November 15 to 24, 2023 for the total amount of R$ 74 (CLP 13,395 million).

Itaú Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries ITAÚ CHILE and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219, then holding 65.27% in 2022. In 2023, ITAÚ UNIBANCO HOLDING indirectly increased its ownership interest by 1.79%, through the increase in the ownership interest of ITAÚ CHILE, then holding 67.06%.

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

In April 2023, XP INC cancelled treasury shares, resulting in an increase in ITAÚ UNIBANCO HOLDING's ownership interest to 10.54% of XP INC's capital. And, on June 26, 2023, shares equivalent to 1.89% of the XP INC's capital were sold for the amount of R$ 1,068 and their fair value of R$ 1,121, then holding 8.65% of interest in XP INC.

After dilution of 0.30% in ITAÚ UNIBANCO HOLDING’s interest in XP INC’s capital occurred in July 2023, on September 13, 2023, shares equivalent to 0.56% of XP INC’s capital were sold for the amount of R$ 375 and their fair value of R$ 387, then holding 7.79% of interest in XP INC.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL’s total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.

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

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), acquired, in the period, an additional ownership interest of 20.57% (2,228,342 shares) in the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP) for the amount of R$ 199. The purchase and sale agreement, entered into on October 31, 2019, sets forth the acquisition of 100% of the ZUP's capital in three phases; the first phase, which granted the control acquisition, was performed in March 2020. After the acquisitions in the period, ITAÚ UNIBANCO HOLDING's final ownership interest in ZUP's total capital is 72.51%. The last phase is scheduled for 2024.

The effective acquisitions and financial settlements occurred on May 31 and June 14, 2023, after the necessary regulatory authorizations were obtained.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,211).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	238,227	81	238,308	221,726	50	221,776
Collateral held	79,577	23	79,600	69,870	50	69,920
Collateral repledge	125,753	58	125,811	128,542	-	128,542
Assets received as collateral with right to sell or repledge	3,733	-	3,733	14,846	-	14,846
Assets received as collateral without right to sell or repledge	122,020	58	122,078	113,696	-	113,696
Collateral sold	32,897	-	32,897	23,314	-	23,314
Interbank deposits	43,857	7,143	51,000	56,672	2,914	59,586
Total	282,084	7,224	289,308	278,398	2,964	281,362

In Securities purchased under agreements to resell, the amounts of R$ 9,008 (R$ 14,576 at 12/31/2022) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 158,708 (R$ 151,856 at 12/31/2022) are pledged in guarantee of repurchase commitment transactions.

In the total portfolio, includes losses in the amounts of R$ (20) (R$ (9) at 12/31/2022).

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Financial assets at fair value through profit or loss - Securities

	12/31/2023			12/31/2022
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	27,041	(471)	26,570	33,011	(520)	32,491
Brazilian government securities	340,818	1,274	342,092	230,924	(572)	230,352
Government securities – Latin America	2,854	21	2,875	3,484	5	3,489
Government securities – Abroad	2,599	(37)	2,562	4,523	5	4,528
Corporate securities	141,467	(3,814)	137,653	117,572	(4,893)	112,679
Shares	27,844	(1,309)	26,535	16,931	(1,394)	15,537
Rural product note	4,192	11	4,203	2,484	33	2,517
Bank deposit certificates	128	-	128	360	-	360
Real estate receivables certificates	1,655	(64)	1,591	1,580	(100)	1,480
Debentures	79,026	(2,478)	76,548	66,223	(3,281)	62,942
Eurobonds and other	2,460	4	2,464	4,499	(126)	4,373
Financial bills	22,552	-	22,552	19,409	(31)	19,378
Promissory and commercial notes	2,611	(9)	2,602	3,888	12	3,900
Other	999	31	1,030	2,198	(6)	2,192
Total	514,779	(3,027)	511,752	389,514	(5,975)	383,539

The Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 118,798 (R$ 45,746 at 12/31/2022), b) Government securities - Latin America R$ 87 (R$ 317 at 12/31/2022), c) Government securities - Abroad R$ 0 (R$ 0 at 12/31/2022) and d) Corporate securities R$ 11,788 (R$ 14,199 at 12/31/2022), totaling R$ 130,673 (R$ 60,262 at 12/31/2022).

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	12/31/2023		12/31/2022
	Cost	Fair value	Cost	Fair value
Current	129,409	127,597	147,563	145,722
Non-stated maturity	44,899	43,119	39,137	37,223
Up to one year	84,510	84,478	108,426	108,499
Non-current	385,370	384,155	241,951	237,817
From one to five years	289,917	289,490	170,372	169,113
From five to ten years	62,474	62,451	49,186	47,916
After ten years	32,979	32,214	22,393	20,788
Total	514,779	511,752	389,514	383,539

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 253,287 (R$ 216,467 at 12/31/2022) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

		12/31/2023
		Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities		-	-	-
Total	1	-	-	-

		12/31/2022
		Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities		1,505	55	1,560
Total		1,505	55	1,560

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

01/01/2023	12/31/2023		12/31/2022
01/01/2022	Cost	Fair Value	Cost	Fair Value
Current	-	-	1,505	1,560
Up to one year	-	-	1,505	1,560
Total	-	-	1,505	1,560

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

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permit one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 24,812 (R$ 13,504 at 12/31/2022) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	37,957	68.7%	4,310	1,063	1,177	2,915	7,921	20,571
Option agreements	7,718	14.0%	1,374	3,095	675	1,638	710	226
Forwards	3,274	5.9%	3,129	85	32	9	-	19
Credit derivatives	282	0.5%	2	-	5	11	73	191
NDF - Non Deliverable Forward	5,378	9.7%	1,048	1,191	1,025	1,032	789	293
Other Derivative Financial Instruments	642	1.2%	464	2	7	8	7	154
Total	55,251	100.0%	10,327	5,436	2,921	5,613	9,500	21,454
% per maturity date			18.7%	9.8%	5.3%	10.2%	17.2%	38.8%

	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(35,741)	63.8%	(3,231)	(745)	(1,245)	(2,074)	(6,476)	(21,970)
Option agreements	(8,972)	20.4%	(903)	(775)	(1,542)	(4,693)	(595)	(464)
Forwards	(2,982)	5.3%	(2,965)	-	-	-	(1)	(16)
Credit derivatives	(149)	0.5%	-	-	(1)	(2)	(32)	(114)
NDF - Non Deliverable Forward	(4,478)	9.6%	(887)	(812)	(1,037)	(1,027)	(443)	(272)
Other Derivative Financial Instruments	(153)	0.4%	(2)	(4)	(4)	(2)	(6)	(135)
Total	(52,475)	100.0%	(7,988)	(2,336)	(3,829)	(7,798)	(7,553)	(22,971)
% per maturity date			15.2%	4.5%	7.3%	14.9%	14.4%	43.7%

F-33

	12/31/2022
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	46,902	59.9%	4,866	1,022	1,635	2,842	8,261	28,276
Option agreements	23,671	30.3%	15,610	923	1,443	4,283	802	610
Forwards	601	0.8%	460	74	58	3	-	6
Credit derivatives	492	0.6%	3	-	10	9	9	461
NDF - Non Deliverable Forward	6,140	7.9%	1,632	1,095	926	1,220	995	272
Other Derivative Financial Instruments	402	0.5%	1	28	1	5	26	341
Total	78,208	100.0%	22,572	3,142	4,073	8,362	10,093	29,966
% per maturity date			28.9%	4.0%	5.2%	10.7%	12.9%	38.3%

	12/31/2022
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(39,068)	50.8%	(2,835)	(881)	(1,241)	(2,992)	(7,344)	(23,775)
Option agreements	(29,882)	38.9%	(3,221)	(2,973)	(9,214)	(12,900)	(901)	(673)
Forwards	(65)	0.1%	(55)	(5)	-	(5)	-	-
Credit derivatives	(604)	0.8%	-	-	(2)	(1)	(7)	(594)
NDF - Non Deliverable Forward	(6,626)	8.6%	(1,672)	(1,722)	(863)	(1,213)	(707)	(449)
Other Derivative Financial Instruments	(616)	0.8%	(219)	(37)	(12)	(53)	(97)	(198)
Total	(76,861)	100.0%	(8,002)	(5,618)	(11,332)	(17,164)	(9,056)	(25,689)
% per maturity date			10.4%	7.3%	14.7%	22.3%	11.8%	33.5%

The portfolio comprises R$ 119 (R$ 24 at 12/31/2022) pegged to Libor.

b) Derivatives by index and Risk Factor

	Off-balance sheet / notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2023
Future contracts	844,005	-	-	-
Purchase commitments	267,803	-	-	-
Shares	6,721	-	-	-
Commodities	774	-	-	-
Interest	236,105	-	-	-
Foreign currency	24,203	-	-	-
Commitments to sell	576,202	-	-	-
Shares	6,580	-	-	-
Commodities	4,982	-	-	-
Interest	547,150	-	-	-
Foreign currency	17,490	-	-	-
Swap contracts		230	1,986	2,216
Asset position	2,396,474	19,890	18,067	37,957
Shares	369	7	6	13
Commodities	708	19	1	20
Interest	2,213,528	17,807	15,079	32,886
Foreign currency	181,869	2,057	2,981	5,038
Liability position	2,396,474	(19,660)	(16,081)	(35,741)
Shares	3,416	(612)	405	(207)
Commodities	2,088	(37)	4	(33)
Interest	2,175,623	(17,168)	(13,225)	(30,393)
Foreign currency	215,347	(1,843)	(3,265)	(5,108)
Option contracts	1,648,851	(1,005)	(249)	(1,254)
Purchase commitments – long position	226,918	4,313	688	5,001
Shares	42,955	3,072	1,529	4,601
Commodities	3,130	280	(123)	157
Interest	146,915	241	(103)	138
Foreign currency	33,918	720	(615)	105
Commitments to sell – long position	588,977	3,364	(647)	2,717
Shares	45,623	2,332	(887)	1,445
Commodities	1,409	55	5	60
Interest	521,735	306	74	380
Foreign currency	20,210	671	161	832
Purchase commitments – short position	212,969	(4,679)	(447)	(5,126)
Shares	41,220	(2,905)	(1,048)	(3,953)
Commodities	1,799	(79)	(2)	(81)
Interest	140,310	(1,001)	123	(878)
Foreign currency	29,640	(694)	480	(214)
Commitments to sell – short position	619,987	(4,003)	157	(3,846)
Shares	46,400	(2,776)	653	(2,123)
Commodities	2,947	(122)	(48)	(170)
Interest	545,656	(340)	(51)	(391)
Foreign currency	24,984	(765)	(397)	(1,162)
Forward operations	6,022	290	2	292
Purchases receivable	2,533	2,602	(2)	2,600
Shares	38	38	(2)	36
Interest	2,495	2,564	-	2,564
Purchases payable obligations	-	(2,511)	-	(2,511)
Commodities	-	(16)	-	(16)
Interest	-	(2,495)	-	(2,495)
Sales receivable	2,869	671	3	674
Shares	225	223	-	223
Commodities	16	16	3	19
Interest	1	432	-	432
Foreign currency	2,627	-	-	-
Sales deliverable obligations	620	(472)	1	(471)
Interest	431	(472)	1	(471)
Foreign currency	189	-	-	-
Credit derivatives	53,033	(17)	150	133
Asset position	38,069	(196)	478	282
Shares	4,255	69	75	144
Commodities	15	-	-	-
Interest	33,799	(265)	403	138
Liability position	14,964	179	(328)	(149)
Shares	1,347	(18)	(12)	(30)
Commodities	1	-	-	-
Interest	13,616	197	(316)	(119)
NDF - Non Deliverable Forward	316,620	682	218	900
Asset position	175,223	4,769	609	5,378
Commodities	2,406	269	(45)	224
Foreign currency	172,817	4,500	654	5,154
Liability position	141,397	(4,087)	(391)	(4,478)
Commodities	2,734	(134)	(12)	(146)
Foreign currency	138,663	(3,953)	(379)	(4,332)
Other derivative financial instruments	8,415	180	309	489
Asset position	6,279	188	454	642
Shares	855	-	17	17
Commodities	196	-	4	4
Interest	5,194	188	(33)	155
Foreign currency	34	-	466	466
Liability position	2,136	(8)	(145)	(153)
Shares	1,385	(1)	(14)	(15)
Commodities	209	-	(4)	(4)
Interest	382	(7)	(15)	(22)
Foreign currency	160	-	(112)	(112)

	Asset	35,601	19,650	55,251
	Liability	(35,241)	(17,234)	(52,475)
	Total	360	2,416	2,776

Derivative contracts mature as follows (in days):
Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2023
Future contracts	257,896	282,162	98,490	205,457	844,005
Swap contracts	363,159	529,896	232,080	1,271,339	2,396,474
Option contracts	1,043,317	201,220	371,901	32,413	1,648,851
Forwards (onshore)	3,291	977	1,738	16	6,022
Credit derivatives	3,919	827	8,228	40,059	53,033
NDF - Non Deliverable Forward	116,815	110,717	51,623	37,465	316,620
Other derivative financial instruments	218	706	873	6,618	8,415

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2022
Future contracts	1,020,605	-	-	-
Purchase commitments	418,886	-	-	-
Shares	3,395	-	-	-
Commodities	503	-	-	-
Interest	385,229	-	-	-
Foreign currency	29,759	-	-	-
Commitments to sell	601,719	-	-	-
Shares	11,702	-	-	-
Commodities	3,896	-	-	-
Interest	557,806	-	-	-
Foreign currency	28,315	-	-	-
Swap contracts		2,948	4,886	7,834
Asset position	1,571,025	22,396	24,506	46,902
Commodities	222	1	1	2
Interest	1,509,045	20,913	23,502	44,415
Foreign currency	61,758	1,482	1,003	2,485
Liability position	1,571,025	(19,448)	(19,620)	(39,068)
Shares	1,604	(180)	59	(121)
Commodities	609	(5)	1	(4)
Interest	1,491,476	(18,130)	(18,487)	(36,617)
Foreign currency	77,336	(1,133)	(1,193)	(2,326)
Option contracts	1,352,201	(5,960)	(251)	(6,211)
Purchase commitments – long position	267,199	3,071	(665)	2,406
Shares	131,529	1,786	(131)	1,655
Commodities	2,347	43	(7)	36
Interest	93,795	156	4	160
Foreign currency	39,528	1,086	(531)	555
Commitments to sell – long position	419,044	20,238	1,027	21,265
Shares	138,899	19,592	1,094	20,686
Commodities	904	18	(6)	12
Interest	256,483	51	6	57
Foreign currency	22,758	577	(67)	510
Purchase commitments – short position	223,496	(7,997)	444	(7,553)
Shares	131,361	(4,448)	155	(4,293)
Commodities	2,000	(15)	5	(10)
Interest	64,256	(181)	(5)	(186)
Foreign currency	25,879	(3,353)	289	(3,064)
Commitments to sell – short position	442,462	(21,272)	(1,057)	(22,329)
Shares	137,322	(17,467)	(1,087)	(18,554)
Commodities	963	(32)	10	(22)
Interest	270,585	(66)	(13)	(79)
Foreign currency	33,592	(3,707)	33	(3,674)
Forward operations	4,755	549	(13)	536
Purchases receivable	187	452	(4)	448
Shares	157	157	(5)	152
Interest	30	295	1	296
Purchases payable obligations	-	(30)	-	(30)
Interest	-	(30)	-	(30)
Sales receivable	3,901	153	-	153
Shares	126	124	-	124
Commodities	6	6	-	6
Interest	-	23	-	23
Foreign currency	3,769	-	-	-
Sales deliverable obligations	667	(26)	(9)	(35)
Interest	23	(26)	1	(25)
Foreign currency	644	-	(10)	(10)
Credit derivatives	43,808	(101)	(11)	(112)
Asset position	28,724	542	(50)	492
Shares	2,192	71	15	86
Interest	26,532	471	(65)	406
Liability position	15,084	(643)	39	(604)
Shares	2,846	(58)	(58)	(116)
Interest	12,238	(585)	97	(488)
NDF - Non Deliverable Forward	326,100	(936)	450	(486)
Asset position	162,554	5,808	332	6,140
Shares	2,943	343	(2)	341
Foreign currency	159,611	5,465	334	5,799
Liability position	163,546	(6,744)	118	(6,626)
Commodities	867	(81)	(4)	(85)
Foreign currency	162,679	(6,663)	122	(6,541)
Other derivative financial instruments	8,170	44	(258)	(214)
Asset position	7,261	255	147	402
Shares	1,096	-	61	61
Commodities	72	-	1	1
Interest	6,093	255	85	340
Liability position	909	(211)	(405)	(616)
Shares	467	(1)	(4)	(5)
Commodities	47	(6)	(1)	(7)
Interest	301	(201)	(15)	(216)
Foreign currency	94	(3)	(385)	(388)
	Asset	52,915	25,293	78,208
	Liability	(56,371)	(20,490)	(76,861)
	Total	(3,456)	4,803	1,347

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2022
Future contracts	227,878	423,571	216,999	152,157	1,020,605
Swap contracts	267,484	151,436	176,320	975,785	1,571,025
Option contracts	456,100	462,790	374,678	58,633	1,352,201
Forwards	1,406	2,637	706	6	4,755
Credit derivatives	3,912	9,578	5,144	25,174	43,808
NDF - Non Deliverable Forward	116,901	111,325	55,411	42,463	326,100
Other derivative financial instruments	131	637	1,012	6,390	8,170

The Off-balance sheet / notional amount comprises R$ 88,652 (R$ 247,631 at 12/31/2022) pegged to Libor.

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2023
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	843,998	1,270,415	1,567,679	3,080	23,672	97,152	-
Over-the-counter market	7	1,126,059	81,172	2,942	29,361	219,468	8,415
Financial institutions	-	972,002	45,513	2,926	29,361	87,784	5,225
Companies	7	137,068	33,826	16	-	129,034	3,190
Individuals	-	16,989	1,833	-	-	2,650	-
Total	844,005	2,396,474	1,648,851	6,022	53,033	316,620	8,415

	12/31/2022
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	1,020,604	991,559	1,255,056	4,696	17,806	70,562	-
Over-the-counter market	1	579,466	97,145	59	26,002	255,538	8,170
Financial institutions	-	465,917	52,177	53	26,002	117,077	5,938
Companies	1	105,076	43,949	6	-	137,091	2,227
Individuals	-	8,473	1,019	-	-	1,370	5
Total	1,020,605	1,571,025	1,352,201	4,755	43,808	326,100	8,170

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

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

	12/31/2023
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	20,268	1,141	6,492	12,528	107
TRS	18,738	11,569	7,169	-	-
Total by instrument	39,006	12,710	13,661	12,528	107
By risk rating
Investment grade	3,086	55	1,291	1,706	34
Below investment grade	35,920	12,655	12,370	10,822	73
Total by risk	39,006	12,710	13,661	12,528	107
By reference entity
Brazilian government	33,341	12,168	11,355	9,745	73
Governments – abroad	193	1	69	123	-
Private entities	5,472	541	2,237	2,660	34
Total by entity	39,006	12,710	13,661	12,528	107

	12/31/2022
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	18,156	2,534	6,368	9,176	78
TRS	16,000	16,000	-	-	-
Total by instrument	34,156	18,534	6,368	9,176	78
By risk rating
Investment grade	1,944	218	850	876	-
Below investment grade	32,212	18,316	5,518	8,300	78
Total by risk	34,156	18,534	6,368	9,176	78
By reference entity
Brazilian government	28,988	17,195	4,543	7,172	78
Governments – abroad	280	91	73	116	-
Private entities	4,888	1,248	1,752	1,888	-
Total by entity	34,156	18,534	6,368	9,176	78

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	12/31/2023
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,268)	14,027	(6,241)
TRS	(18,738)	-	(18,738)
Total	(39,006)	14,027	(24,979)

	12/31/2022
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(18,156)	9,652	(8,504)
TRS	(16,000)	-	(16,000)
Total	(34,156)	9,652	(24,504)

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2023
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	238,308	-	238,308	(1,504)	-	236,804
Derivative financial instruments	55,251	-	55,251	(16,409)	(356)	38,486

	12/31/2022
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	221,776	-	221,776	(3,930)	-	217,846
Derivative financial instruments	78,208	-	78,208	(17,507)	(1,005)	59,696
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2023
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	362,786	-	362,786	(39,708)	-	323,078
Derivative financial instruments	52,475	-	52,475	(16,409)	-	36,066

	12/31/2022
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	293,440	-	293,440	(40,156)	-	253,284
Derivative financial instruments	76,861	-	76,861	(17,507)	-	59,354
1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

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

Note 7 - Hedge accounting

The accounting policy on hedge accounting is presented in Note 2c IV.

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

The structures designed for interest rate and exchange rate categories take into account partial or total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments, financial assets and liabilities. Currently Futures Contracts, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

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

*UF – Chilean unit of account / TPM – Monetary policy rate

Strategies	Heading	12/31/2023
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	119,464	(1,086)	(1,070)	120,550	(1,086)
Hedge of assets transactions	Loans and lease operations and Securities	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	41,761	-	1,132	830	42,570	1,132
Hedge of loan operations	Loans and lease operations	18,449	-	185	211	18,265	184
Hedge of funding	Deposits	-	5,993	(95)	(162)	5,899	(95)
Hedge of assets denominated in UF	Securities	10,664	-	21	21	10,704	21
Foreign exchange risk
Hedge of highly probable forecast transactions		-	1,287	35	195	1,323	35
Hedge of funding	Deposits	-	2,300	(12)	(12)	2,288	(12)
Total		78,269	129,044	176	9	208,993	175

Strategies	Heading	12/31/2022
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	149,300	1,169	1,169	149,210	1,222
Hedge of assets transactions	Loans and lease operations and Securities	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of loan operations	Loans and lease operations	3,283	-	(6)	(6)	3,288	(6)
Hedge of funding	Deposits	-	4,692	91	91	4,783	91
Hedge of assets denominated in UF	Securities	7,871	-	16	16	7,853	16
Foreign exchange risk
Hedge of highly probable forecast transactions		-	343	4	191	343	4
Hedge of funding	Deposits	-	2,549	(6)	(6)	2,543	(6)
Total		70,964	156,884	(607)	(420)	225,396	(554)

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, ITAÚ UNIBANCO HOLDING frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ (167) (R$ 187 at 12/31/2022).

Hedge Instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Swaps	-	-	-	-	-	-	-
Total	208,993	276	427	175	176	(1)	(174)

Hedge Instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	206,586	31	27	(653)	(706)	53	-
Forward	7,853	-	646	16	16	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk
Futures	249	2	-	-	-	-	378
Forward	2,278	136	1	(1)	(1)	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	225,396	424	685	(554)	(607)	53	379
1)	Amounts recorded under heading Derivatives.

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency.

The risk hedged in this type of strategy is the currency risk.

Strategies	12/31/2023
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	18,849	-	(13,986)	(13,986)	19,208	(14,210)
Total	18,849	-	(13,986)	(13,986)	19,208	(14,210)

Strategies	12/31/2022
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	8,983	-	(14,836)	(14,836)	9,933	(14,996)
Total	8,983	-	(14,836)	(14,836)	9,933	(14,996)
1)	Hedge instruments consider the gross tax position.
2)	Amounts recorded under heading Derivatives.

The remaining balance in the reserve of foreign currency conversion, for which the accounting hedge is no longer applied, is R$ (23) (R$ (3,116) at 12/31/2022), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	2,109	10	-	(5,638)	(5,596)	(42)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(4,951)	(4,733)	(218)	(104)
Future / Financial Assets	4,560	5,525	350	(3,621)	(3,657)	36	-
Total	19,208	5,655	407	(14,210)	(13,986)	(224)	32

Hedge instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	1,673	-	-	(5,751)	(5,710)	(41)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(2,521)	(2,411)	(110)	-
Future / Financial Assets	3,074	4,380	1,839	(6,724)	(6,715)	(9)	-
Total	9,933	4,556	1,965	(14,996)	(14,836)	(160)	-

1)	Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

 Interest rate risk and Foreign exchange risk:

    •   To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates and future foreign exchange rates involved, by contracting swaps and futures.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2023
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of securities	25,179	-	25,386	-	207	25,105	(197)
Foreign exchange risk
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	37,771	16,569	37,983	16,454	327	54,243	(318)

Strategies	12/31/2022
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of securities	7,363	-	7,134	-	(229)	7,317	225
Total	23,394	14,603	22,716	13,905	20	37,951	(30)
1)	Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

The Hedge instruments includes R$ 4,233 (R$ 4,349 at 12/31/2022), related to instruments exposed by the change in reference interest rates - IBORs.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 51 (R$ 0 at 12/31/2022), with effect on the result of R$ 38 (R$ 0 at 12/31/2022).

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	12/31/2023
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	45,430	893	563	(331)	7
Futures	8,568	62	-	9	2
Foreign exchange risk
Futures	245	1	-	4	-
Total	54,243	956	563	(318)	9

Hedge Instruments	12/31/2022
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	35,091	1,002	929	(49)	(10)
Futures	2,860	4	-	19	-
Total	37,951	1,006	929	(30)	(10)
1)	Amounts recorded under heading Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Schedule of each strategy of nominal value and fair value
	12/31/2023			12/31/2022
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	120,550	53	119,464	149,210	(27)	149,300
Hedge of highly probable forecast transactions	1,323	(8)	1,287	343	1	343
Hedge of net investment in foreign operations	19,208	5,248	18,849	9,933	2,591	8,983
Hedge of loan operations (Fair value)	12,589	430	12,592	16,031	820	16,031
Hedge of loan operations (Cash flow)	18,265	130	18,449	3,288	(11)	3,283
Hedge of funding (Fair value)	16,304	(299)	16,304	14,603	(762)	14,603
Hedge of funding (Cash flow)	8,187	(328)	8,293	7,326	391	7,241
Hedge of assets transactions	7,394	-	7,395	6,528	1	6,894
Hedge of asset-backed securities under repurchase agreements	42,570	(43)	41,761	50,848	30	52,916
Hedge of assets denominated in UF	10,704	45	10,664	7,853	(646)	7,871
Hedge of securities	25,105	261	25,179	7,317	19	7,363
Hedge of firm commitments	245	1	265	-	-	-
Total		5,490			2,407

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of net investment in foreign operations (1)	19,208	-	-	-	-	-	-	19,208
Hedge of loan operations (Fair value)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of funding (Fair value)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of securities	7,894	5,538	2,714	1,345	3,179	3,655	780	25,105
Hedge of firm commitments (Fair value)	245	-	-	-	-	-	-	245
Total	146,558	55,650	31,336	23,937	12,087	11,793	1,083	282,444

	12/31/2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	108,499	26,120	9,110	-	4,726	755	-	149,210
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of net investment in foreign operations (1)	9,933	-	-	-	-	-	-	9,933
Hedge of loan operations (Fair value)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of funding (Fair value)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of securities	3,215	660	1,547	180	346	673	696	7,317
Total	156,339	49,448	37,090	7,570	9,572	10,459	2,802	273,280
1)	Classified as current, since instruments are frequently renewed.

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:

	12/31/2023				12/31/2022
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities	84,567	(662)	-	83,905	79,844	(3,165)	-	76,679
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – Latin America	23,715	158	(1)	23,872	27,937	(426)	(1)	27,510
Government securities – Abroad	9,923	(12)	(1)	9,910	10,460	(60)	-	10,400
Corporate securities	13,252	(771)	(129)	12,352	16,027	(3,791)	(77)	12,159
Shares	6,960	(817)	-	6,143	8,571	(3,686)	-	4,885
Rural product note	-	-	-	-	373	18	(1)	390
Bank deposit certificates	44	1	(1)	44	714	-	-	714
Real estate receivables certificates	65	2	-	67	-	-	-	-
Debentures	1,837	21	(85)	1,773	1,231	(3)	(45)	1,183
Eurobonds and other	4,081	16	(40)	4,057	4,418	(112)	(27)	4,279
Financial bills	-	-	-	-	13	-	-	13
Other	265	6	(3)	268	707	(8)	(4)	695
Total	131,493	(1,287)	(167)	130,039	134,304	(7,442)	(114)	126,748

The Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 38,389 (R$ 50,918 at 12/31/2022), b) Government securities - Latin America R$ 2,932 (R$ 6,662 at 12/31/2022) and c) Corporate securities R$ 868 (R$ 720 at 12/31/2022), totaling R$ 42,189 (R$ 58,300 at 12/31/2022).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2023		12/31/2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	49,545	48,643	59,304	55,517
Non-stated maturity	6,960	6,143	8,571	4,885
Up to one year	42,585	42,500	50,733	50,632
Non-current	81,948	81,396	75,000	71,231
From one to five years	56,984	56,886	49,068	47,705
From five to ten years	14,518	14,585	17,458	16,340
After ten years	10,446	9,925	8,474	7,186
Total	131,493	130,039	134,304	126,748

Equity instruments that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through other comprehensive income, due to the particularities of a certain market, are presented in the table below:

	12/31/2023				12/31/2022
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current
Non-stated maturity
Shares	6,960	(817)	-	6,143	8,571	(3,686)	-	4,885
Total	6,960	(817)	-	6,143	8,571	(3,686)	-	4,885

In the period, there was receipt of dividends in the amount of R$ 275 (R$ 0 from 01/01 to 12/31/2022) and there were reclassifications of R$ (78.1) (R$ (48.3) at 12/31/2022) in Stockholders' equity, due to partial sales of XP INC shares (Note 3).

Reconciliation of expected loss for Other financial assets, segregated by stages:

01/01/2023
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	(114)	(44)	(5)	17	38	8	(17)	-	(117)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	(1)	(2)	-	-	7	-	(5)	-	(1)
Government securities - Abroad	-	(1)	-	-	-	-	-	-	(1)
Corporate securities	(77)	(41)	(5)	17	31	8	(12)	-	(79)
Rural product note	(1)	-	-	1	-	-	-	-	-
Bank deposit certificate	-	(12)	(1)	5	-	8	-	-	-
Debentures	(45)	(17)	(2)	4	14	-	-	-	(46)
Eurobonds and other	(27)	(12)	(2)	6	17	-	(12)	-	(30)
Other	(4)	-	-	1	-	-	-	-	(3)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	(25)	(8)	4	17	26	(38)	-	(24)
Government securities - Latin America	-	-	-	2	5	-	(7)	-	-
Corporate securities	-	(25)	(8)	2	12	26	(31)	-	(24)
Bank deposit certificate	-	(1)	-	-	-	-	-	-	(1)
Debentures	-	(25)	-	-	-	26	(14)	-	(13)
Eurobonds and other	-	1	(8)	2	12	-	(17)	-	(10)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	-	-	8	-	-	(8)	(26)	(26)
Corporate securities	-	-	-	8	-	-	(8)	(26)	(26)
Bank deposit certificate	-	-	-	8	-	-	(8)	-	-
Debentures	-	-	-	-	-	-	-	(26)	(26)
01/01/2022
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at fair value through other comprehensive income	(84)	(14)	(16)	-	-	-	-	-	(114)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	-	-	(1)	-	-	-	-	-	(1)
Corporate securities	(48)	(14)	(15)	-	-	-	-	-	(77)
Rural product note	-	(1)	-	-	-	-	-	-	(1)
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	1	(2)	-	-	-	-	-	(4)

Note 9 - Financial assets at amortized cost - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The Financial assets at amortized cost - Securities are as follows:

	12/31/2023			12/31/2022
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities	94,990	(23)	94,967	85,521	(30)	85,491
Government securities – Latin America	27,874	(9)	27,865	18,954	(7)	18,947
Government securities – Abroad	22,712	(4)	22,708	20,289	(4)	20,285
Corporate securities	115,167	(818)	114,349	88,262	(1,997)	86,265
Rural product note	38,146	(190)	37,956	26,129	(140)	25,989
Bank deposit certificates	19	-	19	98	-	98
Real estate receivables certificates	5,911	(7)	5,904	5,738	(4)	5,734
Debentures	57,399	(586)	56,813	47,785	(1,835)	45,950
Eurobonds and other	516	-	516	118	-	118
Financial bills	1,575	(2)	1,573	113	-	113
Promissory and commercial notes	10,253	(23)	10,230	7,363	(13)	7,350
Other	1,348	(10)	1,338	918	(5)	913
Total	260,743	(854)	259,889	213,026	(2,038)	210,988

The Securities pledged as collateral of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 16,738 (R$ 23,639 at 12/31/2022), b) Government securities - Latin America R$ 0 (R$ 0 at 12/31/2022) and c) Corporate securities R$ 20,114 (R$ 12,718 at 12/31/2022), totaling R$ 36,852 (R$ 36,357 at 12/31/2022).

On 01/01/2023, a new business model was used, classified as Amortized Cost, for capital management of a company in Colombia (Itaú Colombia S.A.), in which Government Securities from Latin America in the amount of R$ 1,026 were to be classified, previously classified in the Fair Value business model through Other Comprehensive Income.

On 01/01/2023 and 07/01/2023, there was a change of Global Bonds, in the amount of R$ 408 and R$ 249, respectively, from the business model Fair Value through Profit or Loss to Amortized Cost, referring to a company located in the Bahamas (Itaú Unibanco S.A., Nassau Branch) for compliance with a regulatory change related to the risk management of the trading portfolio and the banking portfolio.

At 12/31/2023, the fair value of reclassified assets would be R$ 1,551, the adjustment to fair value that would have been recognized in Other Comprehensive Income would be R$ (77) and the adjustment to fair value that would have been recognized in Income would be R$ (13).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2023		12/31/2022
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	82,120	81,745	62,125	61,528
Up to one year	82,120	81,745	62,125	61,528
Non-current	178,623	178,144	150,901	149,460
From one to five years	132,365	131,918	107,970	107,431
From five to ten years	42,062	42,031	38,526	37,625
After ten years	4,196	4,195	4,405	4,404
Total	260,743	259,889	213,026	210,988

Reconciliation of expected loss to financial assets at amortized cost  - securities, segregated by stages:

01/01/2022	01/01/2023
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(208)	63	(329)	60	120	173	(30)	(32)	(183)
Brazilian government securities	(30)	7	-	-	-	-	-	-	(23)
Government securities - Latin America	(7)	8	(13)	3	-	-	-	-	(9)
Government securities - Abroad	(4)	2	(2)	-	-	-	-	-	(4)
Corporate securities	(167)	46	(314)	57	120	173	(30)	(32)	(147)
Rural product note	(105)	128	(131)	20	44	38	(22)	(32)	(60)
Real estate receivables certificates	(4)	(4)	(6)	7	-	-	-	-	(7)
Debentures	(44)	(78)	(164)	25	74	135	-	-	(52)
Eurobond and other	-	(1)	-	1	-	-	-	-	-
Promissory and commercial notes	(13)	1	(9)	4	2	-	(8)	-	(23)
Other	(1)	-	(4)	-	-	-	-	-	(5)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Corporate securities	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Rural product note	(24)	(46)	(25)	7	22	115	(44)	(15)	(10)
Debentures	(86)	(6)	(10)	9	-	62	(74)	-	(105)
Financial bills	-	-	(2)	-	-	-	-	-	(2)
Promissory and commercial notes	-	(168)	(8)	-	8	170	(2)	-	-
Other	(4)	(1)	-	-	-	-	-	-	(5)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Corporate securities	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Rural product note	(11)	-	(31)	28	32	15	(38)	(115)	(120)
Debentures	(1,705)	(344)	(20)	1,837	-	-	(135)	(62)	(429)
Promissory and commercial notes	-	-	-	170	-	-	-	(170)	-

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(74)	(80)	(149)	42	53	3	(3)	-	(208)
Brazilian government securities	(37)	7	-	-	-	-	-	-	(30)
Government securities - Latin America	(6)	10	(17)	6	-	-	-	-	(7)
Government securities - Abroad	(1)	(2)	(1)	-	-	-	-	-	(4)
Corporate securities	(30)	(95)	(131)	36	53	3	(3)	-	(167)
Rural product note	(5)	(65)	(64)	8	21	3	(3)	-	(105)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	14	(19)	2	-	-	-	-	(4)
Debentures	(18)	(42)	(31)	15	32	-	-	-	(44)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(1)	(14)	4	-	-	-	-	(13)
Other	(1)	(2)	(3)	5	-	-	-	-	(1)
01/01/2022
Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Corporate securities	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Rural product note	-	(12)	(3)	-	3	9	(21)	-	(24)
Debentures	(38)	(120)	-	104	-	-	(32)	-	(86)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Corporate securities	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Rural product note	(9)	7	(6)	9	-	-	(3)	(9)	(11)
Debentures	(1,827)	(251)	(21)	394	-	-	-	-	(1,705)

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	12/31/2023	12/31/2022
Individuals	416,616	400,103
Credit card	136,317	135,855
Personal loan	60,992	53,945
Payroll loans	73,472	73,633
Vehicles	33,324	31,606
Mortgage loans	112,511	105,064
Corporate	136,461	139,268
Micro / small and medium companies	169,110	164,896
Foreign loans - Latin America	188,403	205,155
Total loans and lease operations	910,590	909,422
Provision for Expected Loss	(50,863)	(52,324)
Total loans and lease operations, net of Expected Credit Loss	859,727	857,098

By maturity	12/31/2023	12/31/2022
Overdue as from 1 day	27,531	30,656
Falling due up to 3 months	241,247	247,233
Falling due from 3 months to 12 months	236,555	228,942
Falling due after 1 year	405,257	402,591
Total loans and lease operations	910,590	909,422

By concentration	12/31/2023	12/31/2022
Largest debtor	5,378	5,916
10 largest debtors	34,637	33,265
20 largest debtors	54,100	50,714
50 largest debtors	87,446	85,427
100 largest debtors	121,866	118,015

The Expected loss comprises Expected Credit Loss for Financial Guarantees Pledged R$ (887) (R$ (810) at 12/31/2022) and Loan Commitments R$ (3,311) (R$ (2,874) at 12/31/2022).

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	305,210	(58,899)	(2,256)	37,760	186	-	35,334	317,335
Corporate	133,205	(1,040)	(31)	421	118	-	(1,757)	130,916
Micro / Small and medium companies	142,621	(14,081)	(1,328)	5,786	422	-	12,002	145,422
Foreign loans - Latin America	182,516	(8,899)	(903)	4,281	14	-	(10,028)	166,981
Total	763,552	(82,919)	(4,518)	48,248	740	-	35,551	760,654

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	59,639	(37,760)	(14,261)	58,899	1,299	-	(4,237)	63,579
Corporate	901	(421)	(297)	1,040	13	-	(280)	956
Micro / Small and medium companies	12,299	(5,786)	(5,376)	14,081	682	-	(2,813)	13,087
Foreign loans - Latin America	13,863	(4,281)	(4,222)	8,899	339	-	(2,521)	12,077
Total	86,702	(48,248)	(24,156)	82,919	2,333	-	(9,851)	89,699

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	35,254	(186)	(1,299)	2,256	14,261	(25,133)	10,549	35,702
Corporate	5,162	(118)	(13)	31	297	(138)	(632)	4,589
Micro / Small and medium companies	9,976	(422)	(682)	1,328	5,376	(4,930)	(45)	10,601
Foreign loans - Latin America	8,776	(14)	(339)	903	4,222	(2,823)	(1,380)	9,345
Total	59,168	(740)	(2,333)	4,518	24,156	(33,024)	8,492	60,237

Consolidated 3 Stages					Balance at	Derecognition (2)	Acquisition / (Settlement)	Closing balance
					12/31/2022			12/31/2023
Individuals					400,103	(25,133)	41,646	416,616
Corporate					139,268	(138)	(2,669)	136,461
Micro / Small and medium companies					164,896	(4,930)	9,144	169,110
Foreign loans - Latin America					205,155	(2,823)	(13,929)	188,403
Total					909,422	(33,024)	34,192	910,590
1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2)	Includes updating the estimate regarding the write-off of operations.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

01/01/2022
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	270,371	(65,771)	(2,966)	29,153	61	-	74,362	305,210
Corporate	128,519	(626)	(2,360)	1,098	137	-	6,437	133,205
Micro / Small and medium companies	124,555	(18,158)	(1,600)	16,215	170	-	21,439	142,621
Foreign loans - Latin America	178,719	(7,720)	(1,014)	2,426	19	-	10,086	182,516
Total	702,164	(92,275)	(7,940)	48,892	387	-	112,324	763,552

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	38,168	(29,153)	(13,041)	65,771	1,392	-	(3,498)	59,639
Corporate	1,600	(1,098)	(173)	626	19	-	(73)	901
Micro / Small and medium companies	16,749	(16,215)	(4,310)	18,158	1,167	-	(3,250)	12,299
Foreign loans - Latin America	13,389	(2,426)	(3,388)	7,720	831	-	(2,263)	13,863
Total	69,906	(48,892)	(20,912)	92,275	3,409	-	(9,084)	86,702

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	23,997	(61)	(1,392)	2,966	13,041	(13,876)	10,579	35,254
Corporate	4,915	(137)	(19)	2,360	173	(822)	(1,308)	5,162
Micro / Small and medium companies	8,666	(170)	(1,167)	1,600	4,310	(3,661)	398	9,976
Foreign loans - Latin America	12,942	(19)	(831)	1,014	3,388	(1,783)	(5,935)	8,776
Total	50,520	(387)	(3,409)	7,940	20,912	(20,142)	3,734	59,168

Consolidated 3 Stages					Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
					12/31/2021			12/31/2022
Individuals					332,536	(13,876)	81,443	400,103
Corporate					135,034	(822)	5,056	139,268
Micro / Small and medium companies					149,970	(3,661)	18,587	164,896
Foreign loans - Latin America					205,050	(1,783)	1,888	205,155
Total					822,590	(20,142)	106,974	909,422
1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total portfolio comprises R$ 1,357 (R$ 14,052 at 12/31/2022) pegged to Libor.

At 12/31/2022, the change in the period of the parameter used to estimate the significant increase/reduction in credit risk caused an effect on the transfer from stage 1 to stage 2 in the amount of R$ 26,005 and in the transfer from stage 2 to 1 in the amount if R$ 27,155.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,641 (R$ 1,949 at 12/31/2022) before the modification, which gave rise to an effect on profit or loss of R$ 23 (R$ 13 from 01/01 to 12/31/2022). At 12/31/2023, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 384 (R$ 601 at 12/31/2022).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

01/01/2023
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,414)	1,111	49	(1,381)	(8)	-	720	(4,923)
Corporate	(480)	16	1	(40)	(4)	-	(273)	(780)
Micro / Small and medium companies	(1,431)	251	22	(418)	(110)	-	538	(1,148)
Foreign loans - Latin America	(2,339)	201	21	(155)	(2)	-	382	(1,892)
Total	(9,664)	1,579	93	(1,994)	(124)	-	1,367	(8,743)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,647)	1,381	4,719	(1,111)	(128)	-	(5,341)	(6,127)
Corporate	(503)	40	46	(16)	(4)	-	(260)	(697)
Micro / Small and medium companies	(2,227)	418	1,312	(251)	(133)	-	(983)	(1,864)
Foreign loans - Latin America	(1,546)	155	851	(201)	(110)	-	(646)	(1,497)
Total	(9,923)	1,994	6,928	(1,579)	(375)	-	(7,230)	(10,185)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(19,220)	8	128	(49)	(4,719)	25,133	(19,282)	(18,001)
Corporate	(4,470)	4	4	(1)	(46)	138	(842)	(5,213)
Micro / Small and medium companies	(5,932)	110	133	(22)	(1,312)	4,930	(3,403)	(5,496)
Foreign loans - Latin America	(3,115)	2	110	(21)	(851)	2,823	(2,173)	(3,225)
Total	(32,737)	124	375	(93)	(6,928)	33,024	(25,700)	(31,935)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2022			12/31/2023
Individuals					(30,281)	25,133	(23,903)	(29,051)
Corporate					(5,453)	138	(1,375)	(6,690)
Micro / Small and medium companies					(9,590)	4,930	(3,848)	(8,508)
Foreign loans - Latin America					(7,000)	2,823	(2,437)	(6,614)
Total					(52,324)	33,024	(31,563)	(50,863)
1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

01/01/2022
Stage 1	Balance at	Transfer to Stage 2 (2)	Transfer to Stage 3 (1)	Cure from Stage 2 (2)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(6,851)	2,045	222	(1,445)	(3)	-	618	(5,414)
Corporate	(413)	6	1	(127)	(3)	-	56	(480)
Micro / Small and medium companies	(1,812)	767	98	(806)	(33)	-	355	(1,431)
Foreign loans - Latin America	(2,373)	179	18	(91)	(5)	-	(67)	(2,339)
Total	(11,449)	2,997	339	(2,469)	(44)	-	962	(9,664)

Stage 2	Balance at	Cure to Stage 1 (2)	Transfer to Stage 3	Transfer from Stage 1 (2)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(4,501)	1,445	4,648	(2,045)	(122)	-	(5,072)	(5,647)
Corporate	(865)	127	31	(6)	(9)	-	219	(503)
Micro / Small and medium companies	(1,556)	806	1,055	(767)	(201)	-	(1,564)	(2,227)
Foreign loans - Latin America	(1,353)	91	592	(179)	(219)	-	(478)	(1,546)
Total	(8,275)	2,469	6,326	(2,997)	(551)	-	(6,895)	(9,923)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(12,868)	3	122	(222)	(4,648)	13,876	(15,483)	(19,220)
Corporate	(3,529)	3	9	(1)	(31)	822	(1,743)	(4,470)
Micro / Small and medium companies	(4,023)	33	201	(98)	(1,055)	3,661	(4,651)	(5,932)
Foreign loans - Latin America	(4,172)	5	219	(18)	(592)	1,783	(340)	(3,115)
Total	(24,592)	44	551	(339)	(6,326)	20,142	(22,217)	(32,737)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2021			12/31/2022
Individuals					(24,220)	13,876	(19,937)	(30,281)
Corporate					(4,807)	822	(1,468)	(5,453)
Micro / Small and medium companies					(7,391)	3,661	(5,860)	(9,590)
Foreign loans - Latin America					(7,898)	1,783	(885)	(7,000)
Total					(44,316)	20,142	(28,150)	(52,324)
1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2)	Reflects the expected credit loss arising from the change in the period of the parameter used to estimate the significant increase/decrease in credit risk.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees of R$ (887) (R$ (810) at 12/31/2022) and Loan commitments of R$ (3,311) (R$ (2,874) at 12/31/2022).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2023			12/31/2022
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,208	(482)	1,726	2,273	(617)	1,656
Up to 1 year	2,208	(482)	1,726	2,273	(617)	1,656
Non-current	8,690	(2,739)	5,951	9,087	(2,894)	6,193
From 1 to 2 years	1,584	(434)	1,150	1,888	(596)	1,292
From 2 to 3 years	1,338	(416)	922	1,455	(449)	1,006
From 3 to 4 years	1,022	(333)	689	1,026	(339)	687
From 4 to 5 years	770	(275)	495	814	(271)	543
Over 5 years	3,976	(1,281)	2,695	3,904	(1,239)	2,665
Total	10,898	(3,221)	7,677	11,360	(3,511)	7,849

Financial lease revenues are composed of:

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Financial income	884	901	742
Variable payments	7	7	10
Total	891	908	752

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	12/31/2023				12/31/2022
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	139	140	139	139	170	168	170	168
Working capital	502	502	502	502	602	602	602	602
Total	641	642	641	641	772	770	772	770
1)	Under Other liabilities.

From 01/01 to 12/31/2023, operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 219 (R$ 513 from 01/01 to 12/31/2022), net of the Allowance for Loan Losses.

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2023	01/01 to 12/31/2023
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	8,415	993	21	1,014
Joint ventures	878	(73)	-	(73)
Total	9,293	920	21	941

	12/31/2022	01/01 to 12/31/2022			01/01 to 12/31/2021
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates	7,187	736	(15)	721	1,238
Joint ventures	256	(64)	-	(64)	(74)
Total	7,443	672	(15)	657	1,164

At 12/31/2023, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.92% total capital and 41.67% voting capital; 51.94% total capital and 41.97% voting capital at 12/31/2022); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2022); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2022); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2022); Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% total and voting capital; 31.42% at 12/31/2022); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2022); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2022); Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2022); CIP S.A. (22.89% total and voting capital; 23.33% at 12/31/2022); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2022); Banfur lnternational S.A. (30% total and voting capital; 30% at 12/31/2022); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital), Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital) and Avenue Holding Cayman (35% total and voting capital).

At 12/31/2023, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2022); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2022); TOTVS Techfin S.A. (50% total and voting capital) and includes result not arising from subsidiaries' net income.

Note 12 - Lease Operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 12/31/2023, total cash outflow with lease amounted to R$ 1,470 and lease agreements in the amount of R$ 232 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2023	12/31/2022
Up to 3 months	275	283
3 months to 1 year	706	790
From 1 to 5 years	2,588	2,716
Over 5 years	1,197	930
Total Financial Liability	4,766	4,719

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Sublease revenues	26	26	16
Depreciation expenses	(863)	(951)	(1,279)
Interest expenses	(367)	(414)	(302)
Lease expenses for low value assets	(104)	(102)	(84)
Variable expenses not include in lease liabilities	(57)	(58)	(68)
Total	(1,365)	(1,499)	(1,717)

In the periods from 01/01 to 12/31/2023, from 01/01 to 12/31/2022 and from 01/01 to 12/31/2021, there was no impairment adjustment.

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		9,075	(3,706)	(198)	5,171
Land		2,039	-	-	2,039
Buildings and Improvements	4% to 10%	7,036	(3,706)	(198)	3,132
Other fixed assets		15,353	(11,321)	(68)	3,964
Installations and furniture	10% to 20%	3,347	(2,530)	(17)	800
Data processing systems	20% to 50%	9,330	(7,480)	(51)	1,799
Other (1)	10% to 20%	2,676	(1,311)	-	1,365
Total		24,428	(15,027)	(266)	9,135
1)	Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets	12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,132	(3,835)	(151)	3,146
Land		1,199	-	-	1,199
Buildings and Improvements	4% to 10%	5,933	(3,835)	(151)	1,947
Other fixed assets		16,254	(11,588)	(45)	4,621
Installations and furniture	10% to 20%	3,559	(2,655)	(14)	890
Data processing systems	20% to 50%	9,786	(7,659)	(31)	2,096
Other (1)	10% to 20%	2,909	(1,274)	-	1,635
Total		23,386	(15,423)	(196)	7,767
1)	Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

The contractual commitments for purchase of the fixed assets totaled R$ 3 (R$ 3 at 12/31/2022), achievable by 2024 (Note 32b III.lI - Off balance commitments).

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

		Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost
Balance at	12/31/2022	12,431	2,366	5,423	16,088	7,634	43,942
Acquisitions		603	-	452	3,634	687	5,376
Termination / disposals		-	(246)	(100)	(43)	(599)	(988)
Exchange variation		(777)	133	(56)	(95)	(120)	(915)
Other		(2)	(26)	(542)	(7)	-	(577)
Balance at	12/31/2023	12,255	2,227	5,177	19,577	7,602	46,838
Amortization
Balance at	12/31/2022	-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Amortization expense		-	(87)	(431)	(2,295)	(1,276)	(4,089)
Termination / disposals		-	227	58	-	569	854
Exchange variation		-	(49)	18	56	107	132
Other		-	24	379	(50)	-	353
Balance at	12/31/2023	-	(1,242)	(3,713)	(8,422)	(3,766)	(17,143)
Impairment
Balance at	12/31/2022	(4,881)	(559)	(171)	(824)	-	(6,435)
Increase		-	-	(3)	(265)	-	(268)
Exchange variation		461	(89)	-	-	-	372
Balance at	12/31/2023	(4,420)	(648)	(174)	(1,089)	-	(6,331)
Book value
Balance at	12/31/2023	7,835	337	1,290	10,066	3,836	23,364
1)	Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

		Goodwill and intangible from acquisition	Intangible assets				Total
	31/12/2022		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost	01/01/2022
Balance at	12/31/2021	13,031	2,657	6,476	11,157	6,431	39,752
Acquisitions		-	-	519	4,208	1,041	5,768
Termination / disposals		-	-	(23)	(1)	(480)	(504)
Exchange variation		(600)	(276)	(339)	-	(41)	(1,256)
Other		-	(15)	(1,210)	724	683	182
Balance at	12/31/2022	12,431	2,366	5,423	16,088	7,634	43,942
Amortization
Balance at	12/31/2021	-	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Amortization expense		-	(115)	(517)	(1,511)	(1,200)	(3,343)
Termination / disposals		-	-	7	-	480	487
Exchange variation		-	116	188	(3)	28	329
Other		-	16	734	(399)	(490)	(139)
Balance at	12/31/2022	-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Impairment
Balance at	12/31/2021	(5,209)	(712)	(171)	(823)	-	(6,915)
Increase		-	-	-	(1)	-	(1)
Exchange variation		328	153	-	-	-	481
Balance at	12/31/2022	(4,881)	(559)	(171)	(824)	-	(6,435)
Book value
Balance at	12/31/2022	7,550	450	1,515	9,131	4,468	23,114
1)	Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,249) (R$ (1,202) at 12/31/2022) is disclosed in the General and administrative expenses (Note 23).

At 12/31/2022, in Other is included the total amount of R$ 61, related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 2,709 (R$ 3,015 at 12/31/2022).

Note 15 - Deposits

	12/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	367,270	470,534	837,804	376,238	372,635	748,873
Savings deposits	174,765	-	174,765	179,764	-	179,764
Interbank deposits	6,445	3	6,448	4,821	73	4,894
Time deposits	186,060	470,531	656,591	191,653	372,562	564,215
Non-interest bearing deposits	113,548	-	113,548	122,565	-	122,565
Demand deposits	105,634	-	105,634	117,587	-	117,587
Other deposits	7,914	-	7,914	4,978	-	4,978
Total	480,818	470,534	951,352	498,803	372,635	871,438

Note 16 - Financial liabilities designated at fair value through profit or loss

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	2	294	296	2	62	64
Total	2	294	296	2	62	64

The effect of credit risk of these instruments is not significant at 12/31/2023 and 12/31/2022.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

	Interest rate (p.a.)	12/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		159,712	7	159,719	90,700	119	90,819
Government securities	11.3% to 100% of SELIC	128,600	-	128,600	66,665	-	66,665
Corporate securities	45% to 95% of CDI	30,714	-	30,714	22,562	-	22,562
Own issue	13.8% to 15.75%	1	7	8	2	6	8
Foreign	4.1% to 7.25%	397	-	397	1,471	113	1,584
Assets received as collateral	11.3% to 11.65%	127,437	-	127,437	127,375	-	127,375
Right to sell or repledge the collateral	4.75% to 98.5% of CDI	44,256	31,374	75,630	52,723	22,523	75,246
Total		331,405	31,381	362,786	270,798	22,642	293,440

b) Interbank market funds

	Interest rate (p.a.)	12/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	0.28% to 17.28%	38,061	43,136	81,197	3,842	62,763	66,605
Real estate credit bills	5.49% to 13.73%	28,476	20,479	48,955	24,274	3,843	28,117
Rural credit bills	4.9% to 13.9%	17,037	22,035	39,072	26,547	9,736	36,283
Guaranteed real estate bills	5.21% to 14.87%	6,131	53,059	59,190	4,908	45,667	50,575
Import and export financing	0% to 8.5%	81,594	5,550	87,144	74,304	26,848	101,152
Onlending domestic	0% to 18%	4,472	8,615	13,087	3,553	8,302	11,855
Total		175,771	152,874	328,645	137,428	157,159	294,587

The total portfolio comprises R$ 0 (R$ 1,032 at 12/31/2022) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	12/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 100% of CDI	836	45,841	46,677	9,851	44,689	54,540
Foreign loans through securities	0.09% to 5.61%	9,442	53,250	62,692	10,333	60,188	70,521
Funding from structured operations certificates	3.76% to 19.38%	975	9,247	10,222	547	3,774	4,321
Total		11,253	108,338	119,591	20,731	108,651	129,382

The fair value of Funding from structured operations certificates is R$ 11,448 (R$ 4,949 at 12/31/2022).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2023	12/31/2022
Subordinated financial bills - BRL
	2,146	2019	Perpetual	114% of SELIC	2,237	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,052	1,047
	50	2019	2028	CDI + 0.72%	71	62
	2,281	2019	2029	CDI + 0.75%	3,227	2,834
	450	2020	2029	CDI + 1.85%	633	550
	106	2020	2030	IPCA + 4.64%	151	138
	1,556	2020	2030	CDI + 2%	2,199	1,907
	5,488	2021	2031	CDI + 2%	7,469	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,029	1,041
	1,161	2023	2034	102% of CDI	1,141	-
	108	2023	2034	CDI + 0.2%	107	-
	122	2023	2034	10.63%	121	-
	700	2023	Perpetual	CDI + 1.9%	713	-
	107	2023	2034	IPCA + 5.48%	106	-
				Total	20,256	16,306

Subordinated euronotes - USD
	1,870	2012	2023	5.13%	-	9,735
	1,250	2017	Perpetual	7.72%	6,042	6,516
	750	2018	Perpetual	6.50%	3,709	3,985
	750	2019	2029	4.50%	3,640	3,932
	700	2020	Perpetual	4.63%	3,441	3,708
	501	2021	2031	3.88%	2,430	2,623
	200	2022	Perpetual	6.80%	-	3
				Total	19,262	30,502

Subordinated bonds - CLP
	180,351	2008	2033	3.50% to 4.92%	1,366	1,476
	97,962	2009	2035	4.75%	1,060	1,133
	1,060,250	2010	2032	4.35%	105	112
	1,060,250	2010	2035	3.90% to 3.96%	242	257
	1,060,250	2010	2036	4.48%	1,152	1,225
	1,060,250	2010	2038	3.93%	839	892
	1,060,250	2010	2040	4.15% to 4.29%	647	687
	1,060,250	2010	2042	4.45%	315	335
	57,168	2014	2034	3.80%	412	438
				Total	6,138	6,555

Subordinated bonds - COP
	104,000	2013	2023	IPC + 2%	-	115
	146,000	2013	2028	IPC + 2%	186	161
	780,392	2014	2024	LIB	835	901
				Total	1,021	1,177

Total					46,677	54,540

Note 18 - Other assets and liabilities

a) Other assets

	Note	12/31/2023	12/31/2022
Financial		129,050	111,284
At amortized cost		127,699	109,909
Receivables from credit card issuers		80,957	65,852
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,277	13,001
Trading and intermediation of securities		18,655	17,969
Income receivable		3,784	3,610
Operations without credit granting characteristics, net of provisions		10,016	7,900
Net amount receivables from reimbursement of provisions	29c	943	899
Deposits in guarantee of fund raisings abroad		67	648
Other		-	30
At fair value through profit or loss		1,351	1,375
Other financial assets		1,351	1,375
Non-financial		20,027	17,474
Sundry foreign		771	965
Prepaid expenses		7,714	6,338
Sundry domestic		4,629	3,653
Assets of post-employment benefit plans	26e	343	411
Lease right-of-use		3,351	3,863
Other		3,219	2,244
Current		127,104	109,569
Non-current		21,973	19,189

b) Other liabilities

	Note	12/31/2023	12/31/2022
Financial		182,348	167,234
At amortized cost		181,788	166,651
Credit card operations		156,406	138,300
Trading and intermediation of securities		15,510	17,744
Foreign exchange portfolio		2,354	2,580
Finance leases		3,302	3,929
Other		4,216	4,098
At fair value through profit or loss		560	583
Other financial liabilities		560	583
Non-financial		41,867	47,895
Funds in transit		15,250	19,737
Charging and collection of taxes and similar		608	551
Social and statutory		10,675	10,375
Deferred income		1,316	2,737
Sundry domestic		3,435	4,730
Personnel provision		2,386	2,403
Provision for sundry payments		1,865	2,055
Obligations on official agreements and rendering of payment services		2,035	1,725
Liabilities from post-employment benefit plans	26e	2,772	2,320
Other		1,525	1,262
Current		212,882	205,883
Non-current		11,333	9,246

Note 19 - Stockholders’ equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

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

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2023
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result from delivery of treasury shares		-	(28,832,017)	(28,832,017)	749
Treasury shares (1)	12/31/2023	-	436,671	436,671	(11)
Number of total shares at the end of the period (2)	12/31/2023	4,958,290,359	4,845,408,318	9,803,698,677
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660

		12/31/2022
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	12/31/2021	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Treasury shares (1)	12/31/2021	-	24,244,725	24,244,725	(528)
Result from delivery of treasury shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660
Number of total shares at the end of the period (2)	12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623
1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2)	Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

Cost / market value	12/31/2023		12/31/2022
	Common	Preferred	Common	Preferred
Minimum	-	25.52	-	-
Weighted average	-	26.49	-	-
Maximum	-	27.13	-	-
Treasury shares
Average cost	-	25.98	-	21.76
Market value on the last day of the base date	28.84	33.97	21.89	25.00

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

I - Calculation of dividends and interest on capital

	12/31/2023	12/31/2022	12/31/2021
Statutory net income	33,389	29,695	26,236
Adjustments:
(-) Legal reserve - 5%	(1,669)	(1,485)	(1,312)
Dividend calculation basis	31,720	28,210	24,924
Minimum mandatory dividend - 25%	7,930	7,053	6,231
Dividends and interest on capital paid / accrued	21,468	8,368	6,231

II - Stockholders' compensation

		12/31/2023
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			7,079	(1,061)	6,018
Interest on capital - 11 monthly installments paid from February to December 2023		0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/25/2023		0.2227	2,567	(385)	2,182
Interest on capital - paid on 08/25/2023		0.2264	2,610	(391)	2,219
Accrued (Recorded in Other liabilities - Social and statutory)			5,236	(786)	4,450
Interest on capital - 1 monthly installment paid on 01/02/2024		0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024		0.2289	2,639	(396)	2,243
Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024		0.2102	2,424	(364)	2,060
Identified in Revenue Reserves in Stockholders' Equity			11,000	-	11,000
Dividends		1.1251	11,000	-	11,000
Total -	01/01 to 12/31/2023		23,315	(1,847)	21,468

		12/31/2022
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			4,906	(735)	4,171
lnterest on capital - 11 monthly installments paid from February to December 2022		0.0150	1,902	(285)	1,617
lnterest on capital - paid on 08/30/2022		0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)			4,938	(741)	4,197
Interest on capital - 1 monthly installment paid on 01/02/2023		0.0150	173	(26)	147
Interest on capital - credited on 12/08/2022 to be paid on 04/28/2023		0.4133	4,765	(715)	4,050
Total -	01/01 to 12/31/2022		9,844	(1,476)	8,368

F-62

		12/31/2021
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			4,179	(407)	3,772
Dividends - 10 monthly installments paid from February to November 2021		0.0150	1,466	-	1,466
Interest on capital - 1 monthly installment paid on December 2021		0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021		0.2207	2,540	(381)	2,159
Accrued (Recorded in Other liabilities - Social and statutory)			2,894	(435)	2,459
Interes on capital - 1 monthly installment paid on 01/03/2022		0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022		0.2249	2,587	(388)	2,199
Interest on capital		0.0116	134	(21)	113
Total -	01/01 to 12/31/2021		7,073	(842)	6,231

c) Capital reserves and revenue reserves

	12/31/2023	12/31/2022
Capital reserves	2,620	2,480
Premium on subscription of shares	284	284
Share-based payment	2,332	2,192
Reserves from tax incentives, restatement of equity securities and other	4	4
Revenue reserves (1)	104,465	86,209
Legal (2)	16,740	15,071
Statutory (3)	76,725	71,138
Special revenue (4)	11,000	-
Total reserves at parent company	107,085	88,689
1)	Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2)	Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3)	Its main purpose is to ensure the yield flow to shareholders.
4)	Refers to Dividends declared after 12/31/2023.

Statutory reserves include R$ (263), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders’ equity		Income
	12/31/2023	12/31/2022	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Banco Itaú Chile	6,690	6,926	598	887	1,310
Itaú Colombia S.A.	19	14	-	3	38
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	853	769	147	123	131
Luizacred S.A. Soc. Cred. Financiamento Investimento	328	377	(49)	(50)	76
Other	983	1,304	76	72	69
Total	8,873	9,390	772	1,035	1,624

Note 20 - Share-based payment

The accounting policy on share-based payments is presented in Note 2c XV.

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Partner plan	(264)	(180)	(129)
Share-based plan	(473)	(418)	(381)
Total	(737)	(598)	(510)

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

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 12/31/2023	01/01 to 12/31/2022
	Quantity	Quantity
Opening balance	48,253,812	36,943,996
New	24,920,268	21,395,758
Delivered	(9,533,753)	(9,226,877)
Cancelled	(1,214,899)	(859,065)
Closing balance	62,425,428	48,253,812
Weighted average of remaining contractual life (years)	2.36	2.21
Market value weighted average (R$)	21.88	22.22

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

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 12/31/2023	01/01 to 12/31/2022
	Quantity	Quantity
Opening balance	44,230,077	36,814,248
New	21,725,220	22,524,857
Delivered	(22,097,907)	(14,263,138)
Cancelled	(362,756)	(845,890)
Closing balance	43,494,634	44,230,077
Weighted average of remaining contractual life (years)	0.89	0.93
Market value weighted average (R$)	25.76	24.83

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Compulsory deposits with the Central Bank of Brazil	12,569	10,228	3,613
Interbank deposits	4,122	3,145	1,203
Securities purchased under agreements to resell	33,898	25,467	9,812
Financial assets at fair value through other comprehensive income	27,463	20,546	17,193
Financial assets at amortized cost	13,126	11,823	4,820
Loan operations	130,462	116,844	92,789
Other financial assets	745	1,112	(177)
Total	222,385	189,165	129,253

b) Interest and similar expense

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Deposits	(71,508)	(52,358)	(20,492)
Securities sold under repurchase agreements	(41,624)	(28,399)	(8,635)
Interbank market funds	(34,543)	(22,878)	(24,929)
Institutional market funds	(10,239)	(12,757)	(9,865)
Other	(336)	(355)	(5,384)
Total	(158,250)	(116,747)	(69,305)

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Securities	31,399	8,882	7,439
Derivatives (1)	(2,954)	3,477	9,716
Financial assets designated at fair value through profit or loss	479	660	(483)
Other financial assets at fair value through profit or loss	1,897	1,800	838
Financial liabilities at fair value through profit or loss	(1,731)	(1,535)	(843)
Financial liabilities designated at fair value	55	41	11
Total	29,145	13,325	16,678
1)	Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2023, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (1,021) (R$ (120) from 01/01 to 12/31/2022) of Expected losses, R$ (167) (R$ (30) from 01/01 to 12/31/2022) for Financial assets – Fair value through other comprehensive income and R$ (854) (R$ (90) from 01/01 to 12/31/2022) for Financial assets – Amortized cost.

Note 22 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XVIII.

The main services provided by ITAÚ UNIBANCO HOLDING are:

    •   Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

    •   Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

    •   Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.

    •   Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Credit and debit cards	21,177	19,989	16,051
Current account services	6,877	7,528	7,803
Asset management	5,792	5,872	7,177
Funds	4,395	4,952	6,545
Consortia	1,397	920	632
Credit operations and financial guarantees provided	2,544	2,539	2,511
Credit operations	1,100	1,185	1,307
Financial guarantees provided	1,444	1,354	1,204
Collection services	2,031	1,971	2,020
Advisory services and brokerage	3,596	3,348	3,579
Custody services	602	617	605
Other	3,112	2,702	2,578
Total	45,731	44,566	42,324
F-66

Note 23 - General and administrative expenses

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Personnel expenses	(32,400)	(31,317)	(28,245)
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other (1)	(25,389)	(24,558)	(22,273)
Employees’ profit sharing and Share-based payment	(7,011)	(6,759)	(5,972)
Administrative expenses	(18,523)	(17,825)	(16,080)
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(7,851)	(7,873)	(7,335)
Data processing and telecommunications	(5,027)	(4,359)	(3,953)
Installations and Materials	(2,243)	(2,201)	(2,142)
Advertising, promotions and publicity	(1,996)	(2,003)	(1,389)
Other	(1,406)	(1,389)	(1,261)
Depreciation and amortization	(6,529)	(5,750)	(5,548)
Other expenses	(18,307)	(14,038)	(12,676)
Selling - credit cards	(6,114)	(6,183)	(5,292)
Claims losses	(1,007)	(1,143)	(1,038)
Selling of non-financial products	(641)	(365)	-
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(1,595)	(133)	(119)
Provision for lawsuits civil	(1,679)	(1,072)	(1,041)
Provision for tax and social security lawsuits	(726)	(553)	317
Refund of interbank costs	(409)	(354)	(352)
Impairment	(338)	(16)	(440)
Other	(5,798)	(4,219)	(4,711)
Total	(75,759)	(68,930)	(62,549)
1)	At 12/31/2022, includes the effects of the Voluntary Severance Program.

Note 24 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Income / (loss) before income tax and social contribution	39,700	36,694	42,231
Charges (income tax and social contribution) at the rates in effect (1)	(17,865)	(16,665)	(19,989)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	1,168	954	821
Foreign exchange variation on investments abroad	2	(52)	437
Interest on capital	5,419	4,449	2,889
Other nondeductible expenses net of non taxable income (2)	2,591	4,719	9,181
Income tax and social contribution expenses	(8,685)	(6,595)	(6,661)
Related to temporary differences
Increase / (reversal) for the period	2,862	143	(7,186)
(Expenses) / Income from deferred taxes	2,862	143	(7,186)
Total income tax and social contribution expenses	(5,823)	(6,452)	(13,847)
1)	In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December. In 2021, the rate considered was equal to 45% in the first semester and it was equal to 50% in the second semester.
2)	Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

01/01/2023	12/31/2022	Realization / Reversal	Increase	12/31/2023
Reflected in income	55,806	(19,135)	22,043	58,714
Provision for expected loss	34,160	(9,142)	12,640	37,658
Related to tax losses and social contribution loss carryforwards	2,496	(547)	376	2,325
Provision for profit sharing	2,635	(2,635)	2,794	2,794
Provision for devaluation of securities with permanent impairment	812	(812)	1,006	1,006
Provisions	5,734	(2,224)	2,359	5,869
Civil lawsuits	1,230	(781)	778	1,227
Labor claims	3,010	(1,328)	1,185	2,867
Tax and social security obligations	1,494	(115)	396	1,775
Legal obligations	464	(207)	22	279
Adjustments of operations carried out on the futures settlement market	171	(171)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	804	(804)	755	755
Provision relating to health insurance operations	400	(5)	-	395
Other	8,130	(2,588)	2,091	7,633
Reflected in stockholders’ equity	3,453	(1,196)	697	2,954
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,546	(962)	438	2,022
Cash flow hedge	342	(234)	-	108
Other	565	-	259	824
Total	59,259	(20,331)	22,740	61,668

01/01/2022	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income	53,135	(19,244)	21,915	55,806
Provision for expected loss	28,428	(7,622)	13,354	34,160
Related to tax losses and social contribution loss carryforwards	3,751	(1,518)	263	2,496
Provision for profit sharing	2,265	(2,265)	2,635	2,635
Provision for devaluation of securities with permanent impairment	998	(595)	409	812
Provisions	5,848	(1,699)	1,585	5,734
Civil lawsuits	1,257	(400)	373	1,230
Labor claims	3,175	(1,204)	1,039	3,010
Tax and social security obligations	1,416	(95)	173	1,494
Legal obligations	822	(379)	21	464
Adjustments of operations carried out on the futures settlement market	-	-	171	171
Adjustment to fair value of financial assets - At fair value through profit or loss	2,726	(2,726)	804	804
Provision relating to health insurance operations	437	(59)	22	400
Other	7,860	(2,381)	2,651	8,130
Reflected in stockholders’ equity	2,447	(1,249)	2,255	3,453
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,445	(1,127)	2,228	2,546
Cash flow hedge	461	(122)	3	342
Other	541	-	24	565
Total	55,582	(20,493)	24,170	59,259

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,691 (R$ 51,634 at 12/31/2022) and R$ 560 (R$ 345 at 12/31/2022), respectively.

II - The deferred tax liabilities balance and its changes are represented by:

01/01/2023	12/31/2022	Realization / reversal	Increase	12/31/2023
Reflected in income	7,111	(2,300)	2,337	7,148
Depreciation in excess finance lease	141	(11)	-	130
Adjustment of deposits in guarantee and provisions	1,439	(92)	225	1,572
Post-employment benefits	17	(17)	15	15
Adjustments of operations carried out on the futures settlement market	42	(42)	416	416
Adjustment to fair value of financial assets - At fair value through profit or loss	1,554	(1,554)	1,450	1,450
Taxation of results abroad – capital gains	734	(10)	16	740
Other	3,184	(574)	215	2,825
Reflected in stockholders’ equity	859	(331)	861	1,389
Adjustment to fair value of financial assets - At fair value through other comprehensive income	854	(331)	858	1,381
Post-employment benefits	5	-	3	8
Total	7,970	(2,631)	3,198	8,537
01/01/2022
	12/31/2021	Realization / reversal	Increase	12/31/2022
Reflected in income	4,580	(592)	3,123	7,111
Depreciation in excess finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(156)	173	1,439
Post-employment benefits	6	(6)	17	17
Adjustments of operations carried out on the futures settlement market	237	(237)	42	42
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	1,554	1,554
Taxation of results abroad – capital gains	834	(104)	4	734
Other	1,873	(18)	1,329	3,184
Reflected in stockholders’ equity	189	(116)	786	859
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(114)	786	854
Cash flow hedge	1	(1)	-	-
Post-employment benefits	6	(1)	-	5
Total	4,769	(708)	3,909	7,970

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,691 (R$ 51,634 at 12/31/2022) and R$ 560 (R$ 345 at 12/31/2022), respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%
2024	18,044	30.4%	971	41.8%	19,015	30.8%	(611)	7.2%	18,404	34.6%
2025	8,653	14.6%	212	9.1%	8,865	14.4%	(245)	2.9%	8,620	16.2%
2026	9,083	15.3%	23	1.0%	9,106	14.8%	(161)	1.9%	8,945	16.8%
2027	9,215	15.5%	25	1.1%	9,240	15.0%	(178)	2.1%	9,062	17.1%
2028	4,075	6.9%	652	28.0%	4,727	7.7%	(321)	3.8%	4,406	8.3%
After 2028	10,273	17.3%	442	19.0%	10,715	17.3%	(7,021)	82.1%	3,694	7.0%
Total	59,343	100.0%	2,325	100.0%	61,668	100.0%	(8,537)	100.0%	53,131	100.0%
Present value (1)	51,683		2,044		53,727		(6,264)		47,463
1)	The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2023, deferred tax assets not accounted for correspond to R$ 273 (R$ 642 at 12/31/2022) and result from Management’s evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	12/31/2023	12/31/2022
Taxes and contributions on income payable		3,970	2,950
Deferred tax liabilities	24b II	560	345
Other		4,672	3,478
Total		9,202	6,773
Current		7,915	5,964
Non-current		1,287	809

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income attributable to owners of the parent company	33,105	29,207	26,760
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	16,642	14,669	13,462
Preferred	16,248	14,323	13,083
Total net income available to equity owners
Common	16,751	14,778	13,571
Preferred	16,354	14,429	13,189
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,840,883,862	4,840,703,872	4,818,741,579
Basic earnings per share – R$
Common	3.38	2.98	2.74
Preferred	3.38	2.98	2.74

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income available to preferred equity owners	16,354	14,429	13,189
Dividends on preferred shares after dilution effects	115	90	75
Net income available to preferred equity owners considering preferred shares after the dilution effect	16,469	14,519	13,264
Net income available to ordinary equity owners	16,751	14,778	13,571
Dividend on preferred shares after dilution effects	(115)	(90)	(75)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	16,636	14,688	13,496
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,908,283,361	4,900,469,300	4,873,042,114
Preferred	4,840,883,862	4,840,703,872	4,818,741,579
Incremental as per share-based payment plans	67,399,499	59,765,428	54,300,535
Diluted earnings per share – R$
Common	3.36	2.96	2.72
Preferred	3.36	2.96	2.72

There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

Note 26 - Post-employment benefits

The accounting policies on post-employment benefits are presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

    •   Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

    •   Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

    •   Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	12/31/2023	12/31/2022
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	9.56% p.a.	10.34% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.
1)	Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2)	Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

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

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Fixed income securities	22,363	20,684	94.2%	94.4%
Quoted in an active market	21,705	20,102	91.4%	91.7%
Non quoted in an active market	658	582	2.8%	2.7%
Variable income securities	640	515	2.7%	2.3%
Quoted in an active market	630	508	2.7%	2.3%
Non quoted in an active market	10	7	-	-
Structured investments	128	138	0.5%	0.6%
Non quoted in an active market	128	138	0.5%	0.6%
Real estate	544	527	2.3%	2.4%
Loans to participants	79	69	0.3%	0.3%
Total	23,754	21,933	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to group companies, with a fair value of R$ 464 (R$ 420 at 12/31/2022).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		12/31/2023
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		2,193	(1,969)	(388)	(164)	(39)	(4)	(43)	(79)	(286)
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other expenses (1)		-	-	-	-	(79)	-	(79)	-	(79)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		1,136	(1,685)	(8)	(557)	12	(34)	(22)	(37)	(616)
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan (2)		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		(1,508)	1,701	-	193	-	-	-	189	382
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at the end of period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amount recognized in Assets	18a				30			313	-	343
Amount recognized in Liabilities	18b				(1,996)			-	(776)	(2,772)
		12/31/2022
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		1,995	(1,845)	(308)	(158)	(36)	-	(36)	(246)	(440)
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses (1)		-	-	-	-	(75)	-	(75)	-	(75)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(447)	596	(171)	(22)	9	(40)	(31)	25	(28)
5 - Effects on asset ceiling		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan (2)		(441)	(971)	-	(1,412)	-	-	-	(21)	(1,433)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		(1,527)	1,651	-	124	-	-	-	151	275
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at the end of period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amount recognized in Assets	18a				33			378	-	411
Amount recognized in Liabilities	18b				(1,471)			-	(849)	(2,320)
1)	Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2)	Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

Net interest correspond to the amount calculated on 01/01/2023 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 10.34% p.a. (On 01/01/2022 the rate used was 9.46% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 52, in Other Comprehensive Income is R$ 12 and in income/(expense) is R$ (7).

f) Defined benefit contributions

	Estimated contributions	Contributions made
	2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Retirement plan - FIU	38	69	54
Retirement plan - FUNBEP	104	91	39
Total (1)	142	160	93
1)	Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2024	2025	2026	2027	2028	2029	to	2033
Pension plan - FIU	9.42	1,185	1,131	1,173	1,210	1,243	6,649
Pension plan - FUNBEP	8.73	685	704	721	738	754	3,963
Other post-employment benefits	7.34	197	82	88	70	44	245
Total		2,067	1,917	1,982	2,018	2,041	10,857
1)	Average duration of plan´s actuarial liabilities.

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

Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5 p.p.	(870)	-	319	(25)	-	25
Decrease by 0.5 p.p.	941	-	(347)	28	-	(28)
Mortality table
Increase by 5%	(262)	-	98	(12)	-	12
Decrease by 5%	274	-	(103)	12	-	(12)
Medical inflation
Increase by 1 p.p.	-	-	-	61	-	(61)
Decrease by 1 p.p.	-	-	-	(52)	-	52
1)	Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	12/31/2023			12/31/2022
		(Assets) / Liabilities	Income		(Assets) / Liabilities	Income
			Operating	Financial		Operating	Financial
General Model (BBA)		15,762	2,361	(538)	14,320	1,691	(1,251)
lnsurance	27a I	5,134	2,461	(242)	4,496	1,776	(196)
Private pension	27a II	10,628	(100)	(296)	9,824	(85)	(1,055)
Variable Fee Approach (VFA)	27a II	255,193	1,709	(28,044)	218,398	1,745	(20,605)
Private pension		255,193	1,709	(28,044)	218,398	1,745	(20,605)
Simplified Model (PAA)	27a I	450	2,062	(3)	385	1,892	(17)
lnsurance		488	2,068	(2)	408	1,898	(14)
Reinsurance		(38)	(6)	(1)	(23)	(6)	(3)
Total Insurance contracts and private pension		271,405	6,132	(28,585)	233,103	5,328	(21,873)
lnsurance		5,622	4,529	(244)	4,904	3,674	(210)
Reinsurance		(38)	(6)	(1)	(23)	(6)	(3)
Private pension		265,821	1,609	(28,340)	228,222	1,660	(21,660)
Current		450			385
Non-current		270,955			232,718

Insurance of General Model (BBA) are composed of assets of R$ (103) (R$ 0 at 12/31/2022) and liabilities of R$ 5,237 (R$ 4,496 at 12/31/2022).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	12/31/2023				12/31/2022
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	2,248	1,936	697	4,881	1,384	2,065	679	4,128
Operating Income from Insurance Contracts and Private Pension	(5,791)	(150)	1,418	(4,523)	(5,124)	(104)	1,560	(3,668)
Financial Income from Insurance Contracts and Private Pension	137	174	25	336	123	(25)	32	130
Premiums Received, Claims and Other Expenses Paid	6,421	-	(1,531)	4,890	5,865	-	(1,574)	4,291
Closing Balance	3,015	1,960	609	5,584	2,248	1,936	697	4,881

	12/31/2023				12/31/2022
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening Balance - 01/01	(145)	4,756	270	4,881	866	2,964	298	4,128
Realization of Insurance Contractual Margin	-	(4,554)	-	(4,554)	-	(3,766)	-	(3,766)
Actuarial Remeasurements	1,266	(1,198)	(37)	31	(676)	804	(30)	98
Operating Income from Insurance Contracts and Private Pension	1,266	(5,752)	(37)	(4,523)	(676)	(2,962)	(30)	(3,668)
New Recognized Insurance Contracts	(5,943)	5,921	22	-	(4,569)	4,565	4	-
Financial Income from Insurance Contracts and Private Pension	18	290	28	336	(57)	189	(2)	130
Recognized in Income for the period	(59)	290	14	245	11	189	13	213
Recognized in Other Comprehensive Income	77	-	14	91	(68)	-	(15)	(83)
Premiums Received, Claims and Other Expenses Paid	4,890	-	-	4,890	4,291	-	-	4,291
Closing Balance	86	5,215	283	5,584	(145)	4,756	270	4,881

II - Private pension

	12/31/2023				12/31/2022
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	227,952	184	86	228,222	209,463	110	87	209,660
Operating Income from Insurance Contracts and Private Pension	(84,584)	148	82,827	(1,609)	(83,040)	164	81,216	(1,660)
Financial Income from Insurance Contracts and Private Pension	29,186	263	6	29,455	20,483	(90)	2	20,395
Premiums Received, Claims and Other Expenses Paid	92,574	-	(82,821)	9,753	81,046	-	(81,219)	(173)
Closing Balance	265,128	595	98	265,821	227,952	184	86	228,222

	12/31/2023				12/31/2022
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening balance - 01/01	210,255	17,696	271	228,222	188,469	20,891	300	209,660
Realization of Insurance Contractual Margin	-	(1,829)	-	(1,829)	-	(1,870)	-	(1,870)
Actuarial Remeasurements	(1,330)	1,534	16	220	3,701	(3,466)	(25)	210
Operating Income from Insurance Contracts and Private Pension	(1,330)	(295)	16	(1,609)	3,701	(5,336)	(25)	(1,660)
New Recognized Insurance Contracts	(2,520)	2,514	6	-	(2,127)	2,120	7	-
Financial Income from Insurance Contracts and Private Pension	29,406	21	28	29,455	20,385	21	(11)	20,395
Recognized in Income for the period	28,309	21	10	28,340	21,630	21	9	21,660
Recognized in Other Comprehensive Income	1,097	-	18	1,115	(1,245)	-	(20)	(1,265)
Premiums Received, Claims and Other Expenses Paid	9,753	-	-	9,753	(173)	-	-	(173)
Closing Balance	245,564	19,936	321	265,821	210,255	17,696	271	228,222

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 253,287 (R$ 216,467 at 12/31/2022).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	12/31/2023			12/31/2022
	lnsurance	Private Pension	Total	lnsurance	Private Pension	Total
1 year	1,944	1,736	3,680	1,767	1,756	3,523
2 years	1,222	1,861	3,083	1,067	1,854	2,921
3 years	1,011	1,897	2,908	830	1,868	2,698
4 years	717	1,903	2,620	631	1,856	2,487
5 years	295	1,806	2,101	361	1,745	2,106
Over 5 years	26	10,733	10,759	100	8,617	8,717
Total	5,215	19,936	25,151	4,756	17,696	22,452

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 2,532 (R$ 3,128 from 01/01 to 12/31/2022), with the balance of margin of these contracts corresponding to R$ 19,809 (R$ 19,042 at 12/31/2022).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	12/31/2023					12/31/2022
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	5.56%	4.91%	5.25%	5.59%	5.65%	6.72%	6.24%	6.20%	6.33%	6.44%
IPCA	5.87%	5.09%	5.09%	5.20%	5.31%	6.86%	6.06%	5.98%	5.92%	5.90%
TR	9.35%	9.10%	9.32%	9.48%	9.45%	11.34%	10.91%	10.97%	11.02%	11.06%

d) Claims development

Occurrence date	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	Total
At the end of event period	929	1,024	1,265	1,167	1,125
After 1 year	1,155	1,249	1,530	1,416
After 2 years	1,185	1,283	1,571
After 3 years	1,203	1,298
After 4 years	1,211
Accumulated payments through base date	1,193	1,280	1,540	1,398	1,031	6,442
Liabilities recognized in the balance sheet						677
Liabilities in relation to prior periods						11
Other estimates						8
Adjustment to present value						(34)
Risk adjustment to non-financial risk						45
Liability for Claims incurred at 12/31/2019						707

Note 28 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	12/31/2023				12/31/2022
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	523,741	116,973	2,428	643,142	396,993	115,792	437	513,222
Financial assets at fair value through profit or loss	396,210	114,718	2,175	513,103	274,659	111,436	379	386,474
Investment funds	225	26,345	-	26,570	954	31,537	-	32,491
Brazilian government securities	333,539	8,553	-	342,092	226,056	5,856	-	231,912
Government securities – Latin America	2,875	-	-	2,875	3,489	-	-	3,489
Government securities – Abroad	2,562	-	-	2,562	4,528	-	-	4,528
Corporate securities	57,009	78,526	2,118	137,653	39,632	72,708	339	112,679
Shares	9,089	17,375	71	26,535	5,817	9,634	86	15,537
Rural product note	-	4,203	-	4,203	-	2,510	7	2,517
Bank deposit certificates	-	128	-	128	-	360	-	360
Real estate receivables certificates	197	1,268	126	1,591	-	1,329	151	1,480
Debentures	45,070	29,583	1,895	76,548	29,446	33,412	84	62,942
Eurobonds and other	2,459	-	5	2,464	4,369	-	4	4,373
Financial bills	-	22,548	4	22,552	-	19,371	7	19,378
Promissory and commercial notes	-	2,585	17	2,602	-	3,900	-	3,900
Other	194	836	-	1,030	-	2,192	-	2,192
Other Financial Assets	-	1,294	57	1,351	-	1,335	40	1,375
Financial assets at fair value through other comprehensive income	127,531	2,255	253	130,039	122,334	4,356	58	126,748
Brazilian government securities	83,672	233	-	83,905	75,647	1,032	-	76,679
Government securities – Latin America	23,872	-	-	23,872	27,510	-	-	27,510
Government securities – Abroad	9,910	-	-	9,910	10,400	-	-	10,400
Corporate securities	10,077	2,022	253	12,352	8,777	3,324	58	12,159
Shares	5,900	50	193	6,143	4,770	70	45	4,885
Rural product note	-	-	-	-	-	390	-	390
Bank deposit certificates	-	44	-	44	551	150	13	714
Real estate receivables certificates	-	67	-	67	-	-	-	-
Debentures	1,045	728	-	1,773	538	645	-	1,183
Eurobonds and other	3,061	936	60	4,057	2,918	1,361	-	4,279
Financial credit bills	-	-	-	-	-	13	-	13
Other	71	197	-	268	-	695	-	695
Financial liabilities at fair value through profit or loss	-	784	72	856	-	647	-	647
Structured notes	-	296	-	296	-	64	-	64
Other financial liabilities	-	488	72	560	-	583	-	583

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2023				12/31/2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	6	54,983	262	55,251	29	77,508	671	78,208
Swap Contracts – adjustment receivable	-	37,721	236	37,957	-	46,271	631	46,902
Option Contracts	-	7,712	6	7,718	-	23,637	34	23,671
Forward Contracts	-	3,255	19	3,274	-	595	6	601
Credit derivatives	-	281	1	282	-	492	-	492
NDF - Non Deliverable Forward	-	5,378	-	5,378	-	6,140	-	6,140
Other derivative financial instruments	6	636	-	642	29	373	-	402
Liabilities	(112)	(51,974)	(389)	(52,475)	(186)	(76,106)	(569)	(76,861)
Swap Contracts – adjustment payable	-	(35,369)	(372)	(35,741)	-	(38,507)	(561)	(39,068)
Option Contracts	-	(8,971)	(1)	(8,972)	-	(29,880)	(2)	(29,882)
Forward Contracts	-	(2,966)	(16)	(2,982)	-	(65)	-	(65)
Credit derivatives	-	(149)	-	(149)	-	(604)	-	(604)
NDF - Non Deliverable Forward	-	(4,478)	-	(4,478)	-	(6,626)	-	(6,626)
Other derivative financial instruments	(112)	(41)	-	(153)	(186)	(424)	(6)	(616)

In all periods, there were no material transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

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

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2023	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Financial assets at fair value through profit or loss	379	(8)	-	922	(302)	1,184	2,175	(952)
Corporate securities	339	(5)	-	920	(300)	1,164	2,118	(1,009)
Shares	86	(14)	-	9	(10)	-	71	(100)
Real estate receivables certificates	151	(38)	-	2	-	11	126	(64)
Debentures	84	(36)	-	740	(67)	1,174	1,895	(845)
Rural Product Note	7	5	-	2	-	(14)	-	-
Promissory notes	-	(3)	-	20	-	-	17	-
Eurobonds and other	4	84	-	137	(220)	-	5	-
Financial bills	7	(3)	-	10	(3)	(7)	4	-
Other financial assets	40	(3)	-	2	(2)	20	57	57
Financial assets at fair value through other comprehensive income	58	(19)	153	51	(8)	18	253	-
Corporate securities	58	(19)	153	51	(8)	18	253	-
Shares	45	(3)	151	-	-	-	193	-
Bank deposit certificates	13	(13)	-	-	-	-	-	-
Debentures	-	-	(1)	35	-	(34)	-	-
Eurobonds and other	-	(3)	3	16	(8)	52	60	-
Financial liabilities at fair value through profit or loss	-	58	-	14	-	-	72	72
Other financial liabilities	-	58	-	14	-	-	72	72
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Derivatives - assets	671	80	-	157	(104)	(542)	262	244
Swap Contracts – adjustment receivable	631	108	-	133	(94)	(542)	236	240
Option Contracts	34	(32)	-	14	(10)	-	6	1
Forward contracts	6	3	-	10	-	-	19	3
Credit derivatives	-	1	-	-	-	-	1	-
Derivatives - liabilities	(569)	(74)	-	(387)	189	452	(389)	273
Swap Contracts – adjustment payable	(561)	(70)	-	(369)	176	452	(372)	274
Option Contracts	(2)	(3)	-	(9)	13	-	(1)	(1)
Forward contracts	(6)	(1)	-	(9)	-	-	(16)	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2022	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Financial assets at fair value through profit or loss	1,563	46	-	143	(49)	(1,324)	379	(98)
Corporate securities	1,563	21	-	128	(49)	(1,324)	339	(138)
Shares	-	(54)	-	-	-	140	86	(62)
Real estate receivables certificates	3	(36)	-	2	(2)	184	151	(60)
Debentures	1,478	109	-	96	-	(1,599)	84	(7)
Rural Product Note	61	3	-	-	(1)	(56)	7	(9)
Eurobonds and other	8	(1)	-	11	(14)	-	4	-
Financial bills	13	-	-	19	(32)	7	7	-
Other financial assets	-	25	-	15	-	-	40	40
Financial assets at fair value through other comprehensive income	-	(2)	-	47	-	13	58	-
Corporate securities	-	(2)	-	47	-	13	58	-
Shares	-	(2)	-	47	-	-	45	-
Bank deposit certificates	-	-	-	-	-	13	13	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Derivatives - assets	152	178	-	298	(552)	595	671	588
Swap Contracts – adjustment receivable	90	151	-	64	(73)	399	631	608
Option Contracts	62	27	-	228	(479)	196	34	(20)
Forward contracts	-	-	-	6	-	-	6	-
Derivatives - liabilities	(125)	48	-	(217)	38	(313)	(569)	(349)
Swap Contracts – adjustment payable	(111)	(25)	-	(132)	21	(314)	(561)	(350)
Option Contracts	(14)	73	-	(79)	17	1	(2)	1
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

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

Sensitivity – Level 3 Operations		12/31/2023		12/31/2022
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(3.5)	-	(2.2)	-
	II	(89.2)	(0.9)	(56.9)	-
	III	(178.9)	(1.8)	(113.3)	-
Commodities, Indexes and Shares	I	(13.3)	(9.6)	(6.7)	-
	II	(26.7)	(19.2)	(13.4)	-
Nonlinear	I	(0.1)	-	(24.8)	-
	II	(0.2)	-	(37.8)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	12/31/2023		12/31/2022
	Book value	Fair value	Book value	Fair value
Financial assets	1,686,225	1,693,038	1,578,789	1,580,793
At Amortized Cost	1,686,225	1,693,038	1,578,789	1,580,793
Compulsory deposits with the Central Bank of Brazil	145,404	145,404	115,748	115,748
Interbank deposits	51,007	51,009	59,592	59,868
Securities purchased under agreements to resell	238,321	238,321	221,779	221,779
Securities	260,743	260,427	213,026	213,438
Loan and lease operations	910,590	917,717	909,422	910,738
Other financial assets	127,699	127,699	109,909	109,909
(-) Provision for expected loss	(47,539)	(47,539)	(50,687)	(50,687)
Financial liabilities	1,948,360	1,948,549	1,759,182	1,758,475
At Amortized Cost	1,944,162	1,944,351	1,755,498	1,754,791
Deposits	951,352	951,332	871,438	871,370
Securities sold under repurchase agreements	362,786	362,786	293,440	293,440
Interbank market funds	328,645	328,667	294,587	294,573
Institutional market funds	119,591	119,778	129,382	128,757
Other financial liabilities	181,788	181,788	166,651	166,651
Provision for Expected Loss	4,198	4,198	3,684	3,684
Loan commitments	3,311	3,311	2,874	2,874
Financial guarantees	887	887	810	810

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

    •   Compulsory deposits with the Central Bank of Brazil, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The carrying amounts for these instruments are close to their fair values.

    •   Interbank deposits, Deposits, lnterbank market funds and lnstitutional market funds - They are calculated by discounting estimated cash flows at market interest rates.

    •   Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

    •   Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

    •   Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING  to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of credit to be released and Financial guarantees, which amount to R$ 123,471 (R$ 139,133 at 12/31/2022) with an estimated fair value of R$ 123 (R$ 161 at 12/31/2022).
Note 29 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII.

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

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		12/31/2023
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,231	8,186	1,844	13,261
(-) Provisions guaranteed by indemnity clause	2c XII	(207)	(952)	-	(1,159)
Subtotal		3,024	7,234	1,844	12,102
Adjustment / Interest	23	129	288	-	417
Changes in the period reflected in income	23	1,340	2,373	332	4,045
Increase		1,913	2,729	363	5,005
Reversal		(573)	(356)	(31)	(960)
Payment		(1,495)	(3,036)	(35)	(4,566)
Subtotal		2,998	6,859	2,141	11,998
(+) Provisions guaranteed by indemnity clause	2c XII	205	962	-	1,167
Closing balance		3,203	7,821	2,141	13,165
Current		1,499	2,922	2,141	6,562
Non-current		1,704	4,899	-	6,603

		12/31/2022
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,317	8,219	1,558	13,094
(-) Provisions guaranteed by indemnity clause	2c XII	(225)	(879)	-	(1,104)
Subtotal		3,092	7,340	1,558	11,990
Adjustment / Interest	23	169	491	-	660
Changes in the period reflected in income	23	903	2,339	469	3,711
Increase (1)		1,403	2,663	469	4,535
Reversal		(500)	(324)	-	(824)
Payment		(1,140)	(2,936)	(183)	(4,259)
Subtotal		3,024	7,234	1,844	12,102
(+) Provisions guaranteed by indemnity clause	2c XII	207	952	-	1,159
Closing balance		3,231	8,186	1,844	13,261
Current		1,157	2,949	605	4,711
Non-current		2,074	5,237	1,239	8,550
1)	Includes, in the labor provision, the effects of the Voluntary Severance Program at 12/31/2022.

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	12/31/2023	12/31/2022
Opening balance - 01/01		6,214	6,498
(-) Provisions guaranteed by indemnity clause	2c XII	(75)	(71)
Subtotal		6,139	6,427
Adjustment / Interest (1)		382	628
Changes in the period reflected in income		373	(829)
Increase (1)		722	156
Reversal (1)		(349)	(985)
Payment		(394)	(86)
Subtotal		6,500	6,140
(+) Provisions guaranteed by indemnity clause	2c XII	79	74
Closing balance		6,579	6,214
Current		-	4
Non-current		6,579	6,210
1)	The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

    •   INSS – Non-compensatory Amounts – R$ 1,974: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,289.

    •   PIS and COFINS – Calculation Basis – R$ 706: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 692.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,569 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 870 (R$ 637 at 12/31/2022).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 45,080 (R$ 40,958  at 12/31/2022), and the main cases are described below:

    •   INSS – Non-compensatory Amounts – R$ 9,444: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

    •   ISS – Banking Activities/Provider Establishment – R$ 7,386: the levy and/or payment place of ISS for certain banking revenues are discussed.

    •   IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,795: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

    •   IRPJ and CSLL – Goodwill – Deduction – R$ 3,911: the deductibility of goodwill for future expected profitability on the acquisition of investments.

    •   PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,689: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

    •   IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,524: cases in which the liquidity and the certainty of credits offset are discussed.

    •   IRPJ and CSLL – Disallowance of Losses – R$ 1,252: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

    •   IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,166: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 943 (R$ 899 at 12/31/2022) (Note 18a) , arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		12/31/2023				12/31/2022
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	23	1,900	2,074	9,303	13,277	13,001
Investment fund quotas		448	107	19	574	615
Surety		67	56	5,560	5,683	5,262
Insurance bond		1,836	1,552	17,623	21,011	19,256
Guarantee by government securities		-	-	325	325	292
Total		4,251	3,789	32,830	40,870	38,426

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

    •   Wholesale Business

It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

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

b) Consolidated Statement of Managerial Result

		01/01 to 12/31/2023
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		96,595	54,631	5,572	156,798	(1,827)	154,971
Interest margin		59,099	39,980	5,019	104,098	(6,386)	97,712
Commissions and Banking Fees		28,016	14,274	309	42,599	3,132	45,731
Income from insurance and private pension operations before claim and selling expenses		9,480	377	244	10,101	(3,488)	6,613
Other revenues		-	-	-	-	4,915	4,915
Cost of Credit		(32,139)	(4,803)	-	(36,942)	6,497	(30,445)
Claims		(1,487)	(22)	-	(1,509)	1,509	-
Operating margin		62,969	49,806	5,572	118,347	6,179	124,526
Other operating income / (expenses)		(45,560)	(20,373)	(1,864)	(67,797)	(17,029)	(84,826)
Non-interest expenses		(39,085)	(17,722)	(1,360)	(58,167)	(17,592)	(75,759)
Tax expenses for ISS, PIS and COFINS and Other		(6,475)	(2,651)	(504)	(9,630)	(357)	(9,987)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	920	920
Income before income tax and social contribution		17,409	29,433	3,708	50,550	(10,850)	39,700
Income tax and social contribution		(4,232)	(9,022)	(935)	(14,189)	8,366	(5,823)
Non-controlling interests		(78)	(655)	(10)	(743)	(29)	(772)
Net income		13,099	19,756	2,763	35,618	(2,513)	33,105

12/31/2023	Total assets (*) -	1,677,189	1,228,153	195,290	2,696,522	(153,422)	2,543,100
	Total liabilities -	1,610,852	1,150,141	150,705	2,507,587	(163,537)	2,344,050
(*) Includes:
Investments in associates and joint ventures		2,156	-	5,946	8,102	1,191	9,293
Fixed assets, net		7,333	1,690	-	9,023	112	9,135
Goodwill and Intangible assets, net		9,419	8,338	-	17,757	5,607	23,364
1)	The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 64,135 (R$ 72,418 from 01/01 to 12/31/2022), result of financial assets and liabilities at fair value through profit or loss of R$ 29,145 (R$ 13,325 from 01/01 to 12/31/2022) and foreign exchange results and exchange variations in foreign transactions of R$ 4,432 (R$ 1,280 from 01/01 to 12/31/2022).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (6,529) (R$ (5,750) from 01/01 to 12/31/2022).

		01/01 to 12/31/2022
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		90,509	49,229	2,983	142,721	(442)	142,279
Interest margin		54,881	34,701	2,979	92,561	(5,538)	87,023
Commissions and Banking Fees		26,787	14,143	177	41,107	3,459	44,566
Income from insurance and private pension operations before claim and selling expenses		8,841	385	(173)	9,053	(3,646)	5,407
Other revenues		-	-	-	-	5,283	5,283
Cost of Credit		(29,908)	(2,392)	-	(32,300)	4,563	(27,737)
Claims		(1,538)	(11)	-	(1,549)	1,549	-
Operating margin		59,063	46,826	2,983	108,872	5,670	114,542
Other operating income / (expenses)		(43,512)	(19,482)	(374)	(63,368)	(14,480)	(77,848)
Non-interest expenses		(37,302)	(17,019)	(312)	(54,633)	(14,297)	(68,930)
Tax expenses for ISS, PIS and COFINS and Other		(6,210)	(2,463)	(62)	(8,735)	(855)	(9,590)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	672	672
Income before income tax and social contribution		15,551	27,344	2,609	45,504	(8,810)	36,694
Income tax and social contribution		(4,594)	(9,076)	(14)	(13,684)	7,232	(6,452)
Non-controlling interests		45	(825)	(254)	(1,034)	(1)	(1,035)
Net income		11,002	17,443	2,341	30,786	(1,579)	29,207

12/31/2022	Total assets (*) -	1,524,983	1,175,209	171,983	2,469,958	(148,892)	2,321,066
	Total liabilities -	1,455,227	1,102,834	144,379	2,300,224	(156,265)	2,143,959
(*) Includes:
Investments in associates and joint ventures		2,114	-	4,798	6,912	531	7,443
Fixed assets, net		5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net		8,660	9,062	-	17,722	5,392	23,114
1)	The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

		01/01 to 12/31/2021
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		75,443	38,228	11,930	125,601	773	126,374
Interest margin		43,042	24,005	11,099	78,146	(2,937)	75,209
Commissions and Banking Fees		25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses		7,232	406	(53)	7,585	(2,231)	5,354
Other revenues		-	-	-	-	3,487	3,487
Cost of Credit		(18,278)	(1,956)	-	(20,234)	7,455	(12,779)
Claims		(1,591)	(9)	-	(1,600)	-	(1,600)
Operating margin		55,574	36,263	11,930	103,767	8,228	111,995
Other operating income / (expenses)		(40,116)	(17,743)	(1,055)	(58,914)	(10,850)	(69,764)
Non-interest expenses		(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other		(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,164	1,164
Income before income tax and social contribution		15,458	18,520	10,875	44,853	(2,622)	42,231
Income tax and social contribution		(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interests		(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income		9,535	11,130	6,214	26,879	(119)	26,760

12/31/2021	Total assets (*) -	1,311,330	1,013,836	133,123	2,166,019	(96,813)	2,069,206
	Total liabilities -	1,252,211	945,311	105,190	2,010,442	(105,712)	1,904,730
(*) Includes:
Investments in associates and joint ventures		2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net		5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net		8,371	9,557	-	17,928	3,182	21,110
1)	The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (5,548).

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2023			12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	27,855	4,644	32,499	24,808	6,073	30,881

	01/01 to 12/31/2023			01/01 to 12/31/2022			01/01 to 12/31/2021
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	221,534	34,428	255,962	173,746	30,024	203,770	117,094	27,420	144,514
Income from insurance contracts and private pension (3)	6,613	-	6,613	5,407	-	5,407	5,332	22	5,354
Commissions and Banking Fees (3)	41,147	4,584	45,731	40,062	4,504	44,566	37,744	4,580	42,324
1)	1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2)	ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3)	In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

    •   Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

    •   Associates and joint ventures: of which stand out: Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

    •   Other related parties:

    •   Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

    •   Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

    •   Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

    •   Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	12/31/2023				12/31/2022
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets
lnterbank investments	-	321	-	321	-	676	3,835	4,511
Loan operations	-	355	324	679	-	109	668	777
Securities and derivatives (asset and liability position)	1,307	317	3,096	4,720	1,199	548	4,584	6,331
Other assets	1	357	39	397	1	166	10	177
Total assets	1,308	1,350	3,459	6,117	1,200	1,499	9,097	11,796

Liabilities
Deposits	-	(92)	(1,306)	(1,398)	-	(127)	(2,426)	(2,553)
Deposits received under securities repurchase agreements	-	(119)	(75)	(194)	-	-	(19)	(19)
Funds from acceptances and issuance of securities	-	-	(82)	(82)	-	-	(49)	(49)
Other liabilities	(8)	(9)	(1,072)	(1,089)	(21)	(9)	(255)	(285)
Total Liabilities	(8)	(220)	(2,535)	(2,763)	(21)	(136)	(2,749)	(2,906)

ITAÚ UNIBANCO HOLDING	01/01 to 12/31/2023				01/01 to 12/31/2022				01/01 to 12/31/2021
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of lncome
lncome related to financial operations	173	48	629	850	166	51	969	1,186	74	34	314	422
Expenses related to financial operations	-	(20)	(298)	(318)	-	(7)	(187)	(194)	-	(2)	(35)	(37)
Other operating revenues / (expenses)	14	(81)	(196)	(263)	13	(98)	(60)	(145)	13	-	(186)	(173)
lncome	187	(53)	135	269	179	(54)	722	847	87	32	93	212

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 185, Liabilities of R$ (7,099) and Results of R$ (62) (R$ 162, R$ (6,427) at 12/31/2022 and R$ 16 and R$ (20) from 01/01 to 12/31/2022 and 01/01 to 12/31/2021, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Fees	(686)	(603)	(460)
Profit sharing	(275)	(255)	(208)
Post-employment benefits	(6)	(5)	(9)
Share-based payment plan	(179)	(142)	(120)
Total	(1,146)	(1,005)	(797)

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

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures.

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

    •   Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

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

    •   Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers and suitability indicators.

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

For collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each business, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

ITAÚ UNIBANCO HOLDING calculates the expected credit loss of the Retail business portfolio by multiplying the expected historical credit loss by the EAD (Exposure at Default) amount. For the Wholesale business portfolio, the PD, LGD and EAD parameters are multiplied.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 55% and 30%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2023					12/31/2022
Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,302,826	(51,884)	(2,298)	422	1,090	1,256,752	(54,476)	(530)	198	530
1)	Composed of Loan operations, lease operations and securities.

Expected loss comprises Expected credit loss for Financial guarantees R$ (887) (R$ (810) at 12/31/2022) and Loan commitments R$ (3,311) (R$ (2,874) at 12/31/2022).

I.III - Classification of Stages of Credit Impairment

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules to change stage are determined according to historical behavior of ITAÚ UNIBANCO HOLDING’s product portfolios and consider:

    •   Stage 1 to stage 2: delay or evaluation of probability of default (PD) triggers.

For Retail business portfolios, ITAÚ UNIBANCO HOLDING migrates credit contracts overdue for over 30 days to stage 2, except payroll loans to public bodies (45 days in arrears) and INSS (15 days in arrears) due to the dynamics of product transfer payments and portfolio risk.

For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING’s Management for each portfolio, whereas the others remain in stage 1.

For the Wholesale business portfolio, ITAÚ UNIBANCO HOLDING migrates to stage 2 the contracts of the same economic subgroup when there is a delay exceeding 30 days in an amount considered material.

For contracts overdue for less than 30 days, ITAÚ UNIBANCO HOLDING determines a rating limit by economic subgroup that, if exceeded, causes the migration of all economic subgroup’s contracts to stage 2. If the economic subgroup’s rating is lower than the limit established for stage 2, the significant increase in credit risk is verified through the relative variation of the economic subgroup’s rating in relation to the rating established 12 months before.

    •   Stage 3: default parameters are used to identify stage 3, the main ones are: 90 days in arrears in the payment of principal and charges, except for the mortgage loan portfolio, which are considered 180 days in arrears; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

After a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	12/31/2023			12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	1,772,360	466,854	2,239,214	1,543,194	511,277	2,054,471
At Amortized Cost	1,206,141	334,680	1,540,821	1,112,594	350,447	1,463,041
Interbank deposits	22,248	28,759	51,007	18,955	40,637	59,592
Securities purchased under agreements to resell	235,656	2,665	238,321	218,339	3,440	221,779
Securities	227,232	33,511	260,743	185,658	27,368	213,026
Loan and lease operations	658,471	252,119	910,590	636,836	272,586	909,422
Other financial assets	102,555	25,144	127,699	96,081	13,828	109,909
(-) Provision for Expected Loss	(40,021)	(7,518)	(47,539)	(43,275)	(7,412)	(50,687)
At Fair Value Through Other Comprehensive Income	53,130	76,909	130,039	54,134	72,614	126,748
Securities	53,130	76,909	130,039	54,134	72,614	126,748
At Fair Value Through Profit or Loss	513,089	55,265	568,354	376,466	88,216	464,682
Securities	497,042	14,710	511,752	364,039	21,060	385,099
Derivatives	14,696	40,555	55,251	11,052	67,156	78,208
Other financial assets	1,351	-	1,351	1,375	-	1,375
Financial liabilities - provision for expected loss	3,706	492	4,198	3,040	644	3,684
Loan Commitments	3,062	249	3,311	2,622	252	2,874
Financial Guarantees	644	243	887	418	392	810
Off-balance sheet	485,517	68,033	553,550	472,372	72,005	544,377
Financial Guarantees	83,413	19,209	102,622	71,524	20,255	91,779
Letters of credit to be released	20,850	-	20,850	47,354	-	47,354
Loan commitments	381,254	48,824	430,078	353,494	51,750	405,244
Mortgage loans	16,368	-	16,368	15,423	-	15,423
Overdraft accounts	171,725	-	171,725	157,408	-	157,408
Credit cards	189,141	3,297	192,438	177,658	3,754	181,412
Other pre-approved limits	4,020	45,527	49,547	3,005	47,996	51,001
Total	2,254,171	534,395	2,788,566	2,012,526	582,638	2,595,164

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

I.IV.I - By business sector

Loan and lease operations

	12/31/2023%		12/31/2022%
Industry and commerce	186,198	20.4%	197,351	21.7%
Services	182,795	20.1%	177,180	19.5%
Other sectors	38,078	4.2%	37,072	4.1%
Individuals	503,519	55.3%	497,819	54.7%
Total	910,590	100.0%	909,422	100.0%

Other financial assets (1)

	12/31/2023%		12/31/2022%
Public sector	831,963	66.7%	691,371	63.8%
Services	150,100	12.0%	167,176	15.4%
Other sectors	145,163	11.7%	119,436	11.0%
Financial	119,887	9.6%	106,469	9.8%
Total	1,247,113	100.0%	1,084,452	100.0%
1)	Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off-balance sheet financial instruments (Financial Guarantees and Loan Commitments) is neither categorized nor managed by business sector.

I.IV.II - By type and classification of credit risk

Loan and lease operations

	12/31/2023
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	317,335	246,809	550	564,694	63,579	10,972	2	74,553	35,702	147	-	35,849	416,616	257,928	552	675,096
Corporate	130,916	30,053	70,585	231,554	956	461	146	1,563	4,589	35	2,666	7,290	136,461	30,549	73,397	240,407
Micro/Small and medium companies	145,422	95,886	11,053	252,361	13,087	1,216	110	14,413	10,601	90	201	10,892	169,110	97,192	11,364	277,666
Foreign loans - Latin America	166,981	42,206	16,325	225,512	12,077	2,091	958	15,126	9,345	112	26	9,483	188,403	44,409	17,309	250,121
Total	760,654	414,954	98,513	1,274,121	89,699	14,740	1,216	105,655	60,237	384	2,893	63,514	910,590	430,078	102,622	1,443,290
%	59.7%	32.6%	7.7%	100.0%	84.9%	14.0%	1.1%	100.0%	94.8%	0.6%	4.6%	100.0%	63.1%	29.8%	7.1%	100.0%

	12/31/2022
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	305,210	233,996	511	539,717	59,639	8,538	1	68,178	35,254	226	-	35,480	400,103	242,760	512	643,375
Corporate	133,205	29,853	60,209	223,267	901	32	444	1,377	5,162	11	2,551	7,724	139,268	29,896	63,204	232,368
Micro/Small and medium companies	142,621	84,619	9,520	236,760	12,299	1,494	115	13,908	9,976	265	123	10,364	164,896	86,378	9,758	261,032
Foreign loans - Latin America	182,516	44,542	16,912	243,970	13,863	1,544	1,279	16,686	8,776	124	114	9,014	205,155	46,210	18,305	269,670
Total	763,552	393,010	87,152	1,243,714	86,702	11,608	1,839	100,149	59,168	626	2,788	62,582	909,422	405,244	91,779	1,406,445
%	61.4%	31.6%	7.0%	100.0%	86.6%	11.6%	1.8%	100.0%	94.5%	1.0%	4.5%	100.0%	64.7%	28.8%	6.5%	100.0%

Internal rating	12/31/2023				12/31/2022
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	702,746	65,971	-	768,717	705,625	62,501	-	768,126
Medium	57,893	12,087	-	69,980	57,508	14,095	-	71,603
High	15	11,641	-	11,656	419	10,106	-	10,525
Credit-Impaired	-	-	60,237	60,237	-	-	59,168	59,168
Total	760,654	89,699	60,237	910,590	763,552	86,702	59,168	909,422
%	83.5%	9.9%	6.6%	100.0%	84.0%	9.5%	6.5%	100.0%

Other financial assets

	12/31/2023
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	26,570	21,030	20,559	5,971	5,971	40	40
Government securities	610,756	610,088	610,756	-	-	-	-
Brazilian government	520,964	520,375	520,964	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	54,612	54,443	54,612	-	-	-	-
Abroad	35,180	35,234	35,180	-	-	-	-
Corporate securities	264,354	262,020	258,662	6,433	5,135	1,433	557
Rural product note	42,159	41,685	41,646	322	310	331	203
Real estate receivables certificates	7,562	7,631	7,562	-	-	-	-
Bank deposit certificate	191	181	181	10	10	-	-
Debentures	135,134	132,727	131,279	4,693	3,530	842	325
Eurobonds and other	7,037	6,858	6,859	175	171	24	7
Financial bills	24,125	24,114	24,114	13	11	-	-
Promissory and commercial notes	12,832	12,503	12,472	361	360	-	-
Other	35,314	36,321	34,549	859	743	236	22
Total	901,680	893,138	889,977	12,404	11,106	1,473	597

F-103

	12/31/2022
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	32,491	27,660	27,140	5,259	5,259	92	92
Government securities	479,241	483,477	479,241	-	-	-	-
Brazilian government	394,082	397,794	394,082	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	49,946	50,375	49,946	-	-	-	-
Abroad	35,213	35,272	35,213	-	-	-	-
Corporate securities	211,103	216,005	208,241	3,559	2,512	2,297	350
Rural product note	28,896	28,670	28,618	287	262	29	16
Real estate receivables certificates	7,214	7,318	7,214	-	-	-	-
Bank deposit certificate	1,172	1,172	1,172	-	-	-	-
Debentures	110,075	110,732	108,140	2,470	1,610	2,037	325
Eurobonds and other	8,770	9,035	8,770	-	-	-	-
Financial bills	19,504	19,535	19,504	-	-	-	-
Promissory and commercial notes	11,250	11,251	11,250	-	-	-	-
Other	24,222	28,292	23,573	802	640	231	9
Total	722,835	727,142	714,622	8,818	7,771	2,389	442

Other Financial Assets - Internal Classification by Level of Risk

12/31/2023
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	289,328	257,238	564,288	129,990	1,240,844
Medium	-	3,084	2,604	49	5,737
High	-	421	111	-	532
Total	289,328	260,743	567,003	130,039	1,247,113
%	23.2%	20.9%	45.5%	10.4%	100.0%

12/31/2022
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	281,371	208,605	461,153	126,673	1,077,802
Medium	-	3,816	2,104	75	5,995
High	-	605	50	-	655
Total	281,371	213,026	463,307	126,748	1,084,452
%	25.9%	19.6%	42.7%	11.8%	100.0%

Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 55,251 (R$ 78,208 at 12/31/2022).

I.IV.III - Collateral for loan and lease operations

	12/31/2023				12/31/2022
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	154,321	398,935	3,601	3,173	141,896	336,597	3,085	2,861
Personal (1)	4,359	16,157	1,881	1,760	2,971	11,106	1,469	1,394
Vehicles (2)	31,230	73,967	1,315	1,240	29,613	70,901	1,610	1,463
Mortgage loans (3)	118,732	308,811	405	173	109,312	254,590	6	4
Micro / small, medium companies and corporates (4)	167,843	596,817	45,885	43,484	173,007	614,178	41,395	36,233
Foreign loans - Latin America (4)	160,734	304,597	8,340	2,508	175,517	319,085	11,817	4,441
Total	482,898	1,300,349	57,826	49,165	490,420	1,269,860	56,297	43,535
1)	In general requires financial guarantees.
2)	Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3)	Properties themselves are pledged as collateral.
4)	Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of total loan and lease operations, R$ 369,866 (R$ 362,705 at 12/31/2022) represented unsecured loans.

I.IV.IV - Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The goods repossessed intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total assets repossessed in the period were R$ 494 (R$ 336 from 01/01 to 12/31/2022).

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

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

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

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

    •   Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

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

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 12/31/2023, the average total VaR in Historical Simulation was R$ 931 or 0.5% of total stockholders’ equity (R$ 678 or 0.4% of total stockholders’ equity from 01/01 to 12/31/2022).

	VaR Total (Historical Simulation) (in millions of reais) (1)
	12/31/2023				12/31/2022
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

VaR by Risk Factor Group
Interest rates	1,251	1,059	1,585	1,408	1,102	885	1,751	1,160
Currencies	29	12	74	20	26	9	55	26
Shares	30	14	55	41	27	18	65	65
Commodities	12	2	33	7	4	2	10	10
Effect of diversification	-	-	-	(382)	-	-	-	(527)
Total risk	931	718	1,247	1,094	678	494	1,172	734
1)	VaR by Risk Factor Group considers information from foreign units.

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

	12/31/2023						12/31/2022
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	600,522	345,039	243,631	795,985	294,149	2,279,326	604,311	374,529	208,850	633,722	274,390	2,095,802
At amortized cost	506,280	307,520	174,806	428,529	163,798	1,580,933	464,682	314,608	167,135	391,697	166,250	1,504,372
Compulsory deposits with the Central Bank of Brazil	121,146	-	-	-	-	121,146	102,600	-	-	-	-	102,600
Interbank deposits	28,178	5,608	10,071	7,121	22	51,000	40,782	8,207	7,683	2,800	114	59,586
Securities purchased under agreements to resell	207,697	30,530	-	-	81	238,308	177,458	44,221	47	-	50	221,776
Securities	16,384	37,026	28,335	131,917	46,227	259,889	15,933	18,962	26,633	107,431	42,029	210,988
Loan and lease operations	132,875	234,356	136,400	289,491	117,468	910,590	127,909	243,218	132,772	281,466	124,057	909,422
At fair value through other comprehensive income	24,844	9,683	14,116	56,885	24,511	130,039	35,573	13,335	6,609	47,705	23,526	126,748
At fair value through profit and loss	69,398	27,836	54,709	310,571	105,840	568,354	104,056	46,586	35,106	194,320	84,614	464,682
Securities	59,071	19,439	49,087	289,490	94,665	511,752	81,484	39,344	26,454	169,113	68,704	385,099
Derivatives	10,327	8,357	5,613	20,484	10,470	55,251	22,572	7,215	8,362	24,834	15,225	78,208
Other Financial Assets	-	40	9	597	705	1,351	-	27	290	373	685	1,375
Financial liabilities	698,247	175,283	148,366	686,826	110,138	1,818,860	651,532	177,388	142,668	585,754	112,329	1,669,671
At amortized cost	690,259	169,109	140,559	666,315	99,287	1,765,529	643,530	160,422	125,266	563,338	99,607	1,592,163
Deposits	347,884	78,985	53,949	467,682	2,852	951,352	360,548	75,395	62,860	360,225	12,410	871,438
Securities sold under repurchase agreements	326,025	1,180	4,200	13,250	18,131	362,786	264,284	5,698	816	16,223	6,419	293,440
Interbank market funds	15,099	83,409	77,263	142,023	10,851	328,645	12,918	67,034	57,476	148,390	8,769	294,587
Institutional market funds	805	5,325	5,123	40,885	67,453	119,591	5,379	11,800	3,552	36,642	72,009	129,382
Premium bonds plans	446	210	24	2,475	-	3,155	401	495	562	1,858	-	3,316
At fair value through profit and loss	7,988	6,174	7,807	20,511	10,851	53,331	8,002	16,966	17,402	22,416	12,722	77,508
Derivatives	7,988	6,165	7,798	20,162	10,362	52,475	8,002	16,950	17,164	22,278	12,467	76,861
Structured notes	-	-	2	19	275	296	-	1	1	18	44	64
Other Financial Liabilities	-	9	7	330	214	560	-	15	237	120	211	583
Difference assets / liabilities (1)	(97,725)	169,756	95,265	109,159	184,011	460,466	(47,221)	197,142	66,181	47,987	162,635	426,724
Cumulative difference	(97,725)	72,031	167,296	276,455	460,466		(47,221)	149,921	216,102	264,089	426,724
Ratio of cumulative difference to total interest-bearing assets	(4.3)%	3.2%	7.3%	12.1%	20.2%		(2.3)%	7.2%	10.3%	12.6%	20.4%
1)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

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

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 72.8% or R$ 1,019,042, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	12/31/2023			12/31/2022
	0-30 days	Total	%	0-30 days	Total	%
Deposits	817,050	951,352		737,633	871,438
Demand deposits	105,634	105,634	7.6%	117,587	117,587	9.1%
Savings deposits	174,765	174,765	12.5%	179,764	179,764	13.9%
Time deposits (1)	527,841	656,591	46.9%	434,450	564,215	43.5%
Other	8,810	14,362	1.0%	5,832	9,872	0.8%
Interbank market funds (1)	200,886	328,645	23.5%	130,074	294,587	22.7%
Funds from own issue (2)	-	8	-	-	8	-
Institutional market funds	1,106	119,591	8.5%	4,630	129,382	10.0%
Total	1,019,042	1,399,596	100.0%	872,337	1,295,415	100.0%
1)	The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2)	Refers to Deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 371,763 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 193,779 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 191.8% (164.4% at 12/31/2022) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,246,214 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 982,376 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 126.9% (124.9% at 12/31/2022), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2023					12/31/2022
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total

Deposits	817,054	83,175	29,089	25,015	954,333	737,637	92,481	28,768	21,264	880,150
Demand deposits	105,634	-	-	-	105,634	117,587	-	-	-	117,587
Savings deposits	174,765	-	-	-	174,765	179,764	-	-	-	179,764
Time deposit	527,841	82,376	24,238	25,012	659,467	434,450	91,308	25,870	21,191	572,819
Interbank deposits	900	799	4,851	3	6,553	858	1,173	2,898	73	5,002
Other deposits	7,914	-	-	-	7,914	4,978	-	-	-	4,978

Compulsory deposits	(127,312)	(11,322)	(3,332)	(3,438)	(145,404)	(97,709)	(11,904)	(3,373)	(2,762)	(115,748)
Demand deposits	(24,258)	-	-	-	(24,258)	(13,148)	-	-	-	(13,148)
Savings deposits	(30,505)	-	-	-	(30,505)	(27,923)	-	-	-	(27,923)
Time deposit	(72,549)	(11,322)	(3,332)	(3,438)	(90,641)	(56,638)	(11,904)	(3,373)	(2,762)	(74,677)

Securities sold under repurchase agreements	352,654	4,909	4,217	65,524	427,304	264,451	6,603	7,841	29,287	308,182
Government securities	282,119	4,504	4,029	64,160	354,812	196,672	6,444	7,808	29,176	240,100
Corporate securities	31,059	401	188	1,364	33,012	22,642	1	-	10	22,653
Foreign	39,476	4	-	-	39,480	45,137	158	33	101	45,429

Interbank market funds	200,886	65,124	33,361	43,284	342,655	94,313	101,047	44,547	70,900	310,807

Institutional market funds	1,106	12,227	48,240	81,110	142,683	4,645	5,367	42,162	103,421	155,595

Derivative financial instruments - Net position	7,988	13,963	7,553	22,971	52,475	8,002	34,114	9,056	25,689	76,861
Swaps	3,231	4,064	6,476	21,970	35,741	2,835	5,114	7,344	23,775	39,068
Options	903	7,010	595	464	8,972	3,221	25,087	901	673	29,882
Forwards	2,965	-	1	16	2,982	55	10	-	-	65
Other derivatives	889	2,889	481	521	4,780	1,891	3,903	811	1,241	7,846

Other financial liabilities	-	3	205	352	560	-	252	34	297	583

Total financial liabilities	1,252,376	168,079	119,333	234,818	1,774,606	1,011,339	227,960	129,035	248,096	1,616,430

Off balance commitments		12/31/2023					12/31/2022
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		2,875	32,938	14,264	52,545	102,622	2,987	31,548	12,731	44,513	91,779
Loan commitments		176,017	51,101	10,313	192,647	430,078	161,822	50,552	20,386	172,484	405,244
Letters of credit to be released		20,850	-	-	-	20,850	47,354	-	-	-	47,354
Contractual commitments - Fixed and Intangible assets	13, 14	-	3	-	-	3	-	-	-	3	3
Total		199,742	84,042	24,577	245,192	553,553	212,163	82,100	33,117	217,000	544,380

IV - Emerging Risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

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

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

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

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

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

The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2023	12/31/2022
Available capital (amounts)
Common Equity Tier 1 (CET 1)	166,389	147,781
Tier 1	185,141	166,868
Total capital (PR)	206,862	185,415
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,215,019	1,238,582
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	13.7%	11.9%
Tier 1 ratio (%)	15.2%	13.5%
Total capital ratio (%)	17.0%	15.0%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%)	2.50%	2.50%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.50%

At 12/31/2023, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,028 (R$ 18,336 at 12/31/2022) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 21,208 (R$ 18,431 at 12/31/2022).

The Basel Ratio reached 17.0% at 12/31/2023, an increase of 2.0 p.p. compared to 12/31/2022, due to the result for the period and reduction of Risk-Weighted Assets. In Risk-Weighted Assets, noteworthy is the reduction in the credit component due to the enactment of BACEN Resolution Nº 229 and Resolution N° 303 with evolution of internal models.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 109,660 (R$ 86,328 at 12/31/2022), well above the Capital Buffer requirement of R$ 42,526 (R$ 43,350 at 12/31/2022), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 12/31/2023, fixed assets ratio reached 21.5% (19.9% at 12/31/2022), showing a surplus of R$ 58,879 (R$ 55,748 at 12/31/2022).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

    •   RWACPAD = portion related to exposures to credit risk, calculated using standardized approach.

    •   RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.

    •   RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach.

    •   RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

    •   RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA
	12/31/2023	12/31/2022 (1)
Credit risk (excluding counterparty credit risk)	976,915	1,016,137
Of which: standardised approach for credit risk	924,518	1,016,137
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	52,397	-
Counterparty credit risk (CCR)	30,804	40,222
Of which: standardized approach for counterparty credit risk (SA-CCR)	22,259	25,361
Of which: other CCR	8,545	14,861
Equity investments in funds - look-through approach	5,871	8,002
Equity investments in funds - mandate-based approach	-	104
Equity investments in funds - fall-back approach	1,543	1,461
Securitisation exposures in banking book	4,141	4,408
Market Risk	43,179	30,935
Of which: standardized approach (RWAMPAD)	52,299	36,745
Of which: internal models approach (RWAMINT)	18,871	23,097
Operational Risk	103,094	96,590
Payment Services risk (RWASP)	NA	NA
Amounts below the thresholds for deduction	49,472	40,723
Total	1,215,019	1,238,582
1)	For comparative purposes, the allocation of the value of the historical RWAcva portion was adapted according to BACEN Regulatory Instruction No. 385/23.

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

d) Management risks of insurance contracts and private pension

I - Management structure, roles and responsibilities

ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

II - Underwriting risk

In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.

The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio.

II.I Risk Concentrations

For ITAÚ UNIBANCO HOLDING there is no concentration of products in relation to insurance premiums, thus reducing the risk of concentration in products and distribution channels. ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage.

II.II - Sensitivity analysis

The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Assumptions	12/31/2023
	Impact in Income		Impact in Stockholders’ Equity
	Insurance	Private pension	Insurance	Private pension
Discount rate
0.5 p.p. increase	-	(16)	53	612
0.5 p.p. decrease	-	6	(57)	(673)
Biometric tables
5% increase	(3)	51	-	-
5% decrease	3	(54)	-	-
Claims
5% increase	(30)	-	-	-
5% decrease	30	-	-	-

III - Liquidity risk

Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets.

Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated undiscounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	12/31/2023			12/31/2022
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(806)	15,247	14,441	(660)	16,603	15,943
2 years	(310)	19,187	18,877	(232)	18,773	18,541
3 years	(220)	18,409	18,189	(186)	17,835	17,649
4 years	(109)	17,850	17,741	(120)	17,113	16,993
5 years	5	17,354	17,359	(50)	16,498	16,448
Over 5 years	1,963	425,166	427,129	1,891	378,341	380,232
Total (1)	523	513,213	513,736	643	465,163	465,806
1)	Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

ITAÚ UNIBANCO HOLDING holds R$ 261,530 (R$ 224,140 at 12/31/2022) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

