Form 20-F
period 2024-12-31
Itau Unibanco Holding S.A.
filed 2025-04-28
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 20-F

____________________________

       ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

____________________________

Gustavo Lopes Rodrigues
Investor Relations Officer
Phone: +55 11 2794 3547
drinvest@itau-unibanco.com.br
Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

_____________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Preferred Shares, without par value	ITUB	New York Stock Exchange*
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

4,817,814,156 Preferred Shares, no par value per share

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

INTRODUCTION

Certain Terms and Conventions

All references in this annual report to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian Government” are references to the federal government of the Federative Republic of Brazil ("Brazil"); (iii) “preferred shares” are  references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value.  The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by JP Morgan Chase Bank ("JP Morgan").  All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

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

FORWARD-LOOKING STATEMENTS

This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	Political instability in Brazil, including developments and the perception of risks in connection with the Brazilian elected government, as well as ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of the Brazilian Government, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	General economic, political, and business conditions in Brazil and variations in inflation indices, interest rates, foreign exchange rates, and the performance of financial markets in Brazil and the other markets in which we operate;
•	Global economic and political conditions, as well as geopolitical instability, particularly in the countries where we operate, including the new import tariffs imposed by the U.S., as well as other measures and their developments, the ongoing Russian invasion of Ukraine, and conflicts in the Middle East;
•	Increase in frequency and severity of weather related shocks to the economy;
•	Changes in laws or regulations, including in respect of tax matters, compulsory deposits and reserve requirements, that adversely affect our business;
•	The effect of any changes in tax law, tax reforms or review of the tax treatment on our activities, our operations and profitability;
•	Disruptions and volatility in the global financial markets;

•	Costs and availability of funding;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Our ability to protect personal data;
•	Our level of capitalization;
•	Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;
•	Competition in our industry;
•	Changes in our loan portfolio and changes in the value of our securities and derivatives;
•	Customer losses or losses of other sources of revenues;
•	Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;
•	Our exposure to Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
•	The effectiveness of our risk management policies;
•	Our ability to successfully integrate acquired or merged businesses;
•	Adverse legal or regulatory disputes or proceedings;
•	Environmental damage and climate change and effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and
•	Other risk factors as set forth under “Item 3D. Risk Factors”.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

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

Effect of Rounding

Certain amounts and percentages included in this annual report, including in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” has been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the consolidated financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

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

About our Financial Information

The reference date for the quantitative information for balances found in this annual report is as of December 31, 2024, and the reference date for results is the year ended December 31, 2024, except where otherwise indicated.

Our fiscal year ends on December 31 and, in this annual report, any reference to any specific fiscal year is to the twelve-month period ended on December 31 of that year.

The accounting principles and standards adopted in Brazil applicable to institutions authorized to operate by the Central Bank (“BRGAAP”) include those established under Brazilian Corporate Law, by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis) (“CPC”) which started issuing standards in 2007, and by the Federal Accounting Council (Conselho Federal de Contabilidade) (“CFC”). In the case of companies subject to regulation by the Central Bank, such as us, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, CVM and other regulatory bodies, such as the Superintendence of Private Insurance (Superintendência de Seguros Privados) (“SUSEP”) and the Central Bank, provide additional industry-specific guidelines.

The CMN establishes that financial institutions must present consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) (currently described as “IFRS Accounting Standards” by the IFRS Foundation).

Our consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with IFRS Accounting Standards. Unless otherwise stated all consolidated financial information related to the years ended December 31, 2024, 2023 and 2022 included in this annual report was prepared in accordance with IFRS Accounting Standards as issued by the IASB.

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

Our consolidated financial statements as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 were audited by PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), independent registered public accounting firm, as stated in its audit report contained in this Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

ITEM 3A. RESERVED

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

This section addresses the risks we consider material to: (i) to our business and (ii) the decision of investing in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we do not presently consider material, emerging risks or risks not known to us on the date of this annual report may also adversely affect us.

Summary of Risk Factors

Macroeconomic and Geopolitical

•	Changes in macroeconomic and geopolitical conditions may adversely affect us.
•	Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.
•	The Brazilian Government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.
•	Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations
•	Political instability in Brazil may adversely affect us.
•	Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.
•	Any downgrade in Brazil’s credit rating may adversely affect us.

Communicable Diseases

•	The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our shares.

Regulatory, Compliance and Legal

•	We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•	Changes in applicable law or regulations may have a material adverse effect on our business.
•	Increases in compulsory deposit requirements may have a material adverse effect on us.
•	Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect us.

•	Our insurance operations are subject to oversight by regulatory agencies, and we may be negatively affected by penalties imposed by them.
•	We are subject to financial and reputational risks arising from legal and regulatory proceedings.

Market

•	The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions which, as a result, may subject us to material losses.
•	Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio.

Credit

•	Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.
•	Default by other financial institutions may adversely affect the financial markets in general and us.
•	Exposure to Brazilian Government debt could have a material adverse effect on us.
•	We may incur losses associated with counterparty exposure risks.

Liquidity

•	We face risks relating to liquidity of our capital resources.
•	Adverse developments affecting the financial services industry, such as current events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.
•	A downgrade of our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements.

Business Operations

•	A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, thus increasing our costs and causing losses.
•	As the regulatory framework for artificial intelligence (“AI”) and machine learning technology evolves, our business, financial condition and the results of operations may be adversely affected.
•	Failure to protect personal data could adversely affect us.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.
•	The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.
•	We may not be able to prevent our managers, officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect on us.
•	We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units.
•	New lines of business, new products and services or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could adversely affect our reputation, business and results of operations.

Strategy

•	The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.
•	Our controlling stockholder has the ability to direct our business.

Management and Financial Reporting

•	Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.
•	Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Competition

•	The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.
•	We are subject to Brazilian antitrust legislation, as well as the antitrust laws of other countries where we operate or will possibly operate.

Reputational

•	Damage to our reputation could harm our business and outlook.

Concentration Risk

•	We face risks related to market concentration.

Social, Environmental and Climate Change

•	We may incur financial and reputational losses as a result of environmental and social risks.
•	Climate change may have adverse effects on our business and financial condition.

Risk Factors for ADS Holders

•	Holders of our shares and ADSs may not receive any dividends.
•	The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.
•	The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.
•	Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.
•	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.
•	The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries.

Macroeconomic and Geopolitical

Changes in macroeconomic and geopolitical conditions may adversely affect us.

Our operations are affected by changes in macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations.

In Brazil, the demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP increased by 3.0% in 2022, 3.2% in 2023, and 3.4% in 2024. We expect a slowdown in GDP growth in 2025, which should be impacted by higher interest rates. In addition, the seasonally adjusted unemployment rate has decreased throughout 2024 and reached 6.6% at the end of the year (compared to 7.9% in 2023 and 8.4% in 2022). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet their financial and contractual obligations.

In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the U.S., the North Atlantic Treaty Organization (“NATO”), the European Union and the United Kingdom (“U.K.”) have resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have further impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients’ ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results.

Escalation of other geopolitically challenging situations in the Middle East, as well as the disputes between China and the U.S. could lead to constraints in commodity supply, causing a widespread rise in energy and food prices.

The imposition of import tariffs by the United States can have a twofold impact on the economy. On one hand, tariffs on foreign goods such as steel, aluminum, and automobiles lead to higher input costs for U.S. producers and raise prices for consumers, thereby contributing to upward pressure on inflation. On the other hand, increased production costs and reduced consumer purchasing power can dampen business investment and household spending, ultimately slowing economic growth. Additionally, retaliatory tariffs from trade partners may hurt U.S. exports, further weighing on manufacturing activity and overall performance. Globally, trade tensions and protectionist measures can disrupt supply chains, reduce cross-border investment, and lower demand for goods and services, leading to a broad-based slowdown in global economic activity.

Any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All these events could cause a material adverse effect on our business, results of operations and financial condition.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Foreign economic and market conditions, including the U.S., the European Union and emerging market countries, may affect the market value of securities of Brazilian issuers, such as us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to foreign developments may have a material adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world, which may negatively affect the availability of credit in Brazil and foreign investment in Brazil. Crises in the European Union, the U.S. and emerging market countries may diminish investor interest in securities of Brazilian issuers, including securities issued by us. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets, such as us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

The Brazilian Government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.

The Brazilian Government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian Government’s actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary policies, restrictions on selected imports, and foreign exchange policies. We have no control over and cannot foresee the measures and policies that may be adopted in the future. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•	fluctuations in exchange rates and interest rates;
•	inflation;
•	social and political instability;
•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;
•	interest rates;

•	reserve and capital requirements;
•	liquidity of capital, financial and credit markets;
•	general economic growth, inflation and currency fluctuations;
•	tax and regulatory policies;
•	restrictions on remittances abroad and other exchange controls;
•	increase in unemployment rates, decreases in wage and income levels;
•	increase in frequency and severity of weather related shocks to the economy;
•	other factors that influence our customers’ ability to meet their obligations with us; and
•	other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços–Mercado), or IGP-M index, recorded inflation of 6.5% in 2024, deflation of 3.2% in 2023 and inflation of 5.5% in 2022. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 4.8% in 2024, 4.6% in 2023 and 5.8% in 2022. Measures to combat high inflation rates include a tightening of monetary policies, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

In Brazil, the Central Bank’s Monetary Policy Committee (“COPOM”), is responsible for setting the Brazilian official interest rate (“SELIC”). COPOM frequently adjusts the official base interest rates in response to economic uncertainty to meet the economic goals established by the Brazilian Government – specifically, a numerical inflation target, currently set at 3,0% per year. After reaching a historical low of 2.0% in August 2020, the COPOM began gradually increasing interest rates in March 2021, until it reached 13.75% in August 2022. In August 2023, the COPOM started to ease the interest rate cycle, reducing the SELIC rate by 50 basis points, to 13.25%. At subsequent meetings, it maintained the pace of reduction, bringing the SELIC rate to 11.75% in December 2023 and 10.75% in March 2024. In May 2024, the Selic rate was reduced to 10.50% and remained at this level until August of the same year. In September 2024, COPOM started increasing the SELIC rate, and, as a result, it reached 12.25% in December 2024. On January 29, 2025, and March 19, 2025, the SELIC rate was raised to 13.25% and 14.25%, respectively.

The rise in inflation across several developed economies has led monetary authorities to reverse the strongly stimulative policies implemented during the COVID-19 pandemic. The U.S. Federal Reserve (“Fed”) increased interest rates from 0.13% in 2021 to 4.4% in 2022 and to 5.4% in 2023. The monetary shock, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, contributed to lower inflation rates for both goods and services. In 2024, the Fed began easing interest, reducing the rate to 4.4%.

Globally, inflation reached record highs in 2021 and 2022 before gradually declining. In the U.S., consumer inflation measured by the Consumer Price Index, or CPI, reached 6.4% in 2022, 3.3% in 2023 and 2.9% in 2024. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, reached 9.2% in 2022, 2.9% in 2023 and 2.4% in 2024.

The imposition of import tariffs by the U.S. administration could disrupt global supply chains, increase production costs, and contribute to higher consumer prices worldwide. These measures may trigger retaliatory tariffs, further exacerbating trade uncertainties and inflationary pressures across multiple economies, including Brazil.

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

Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. Uncertainties derived by these events have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours.

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

The Brazilian Government has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies will be adopted or whether changes in current policies will have an adverse effect on us or the Brazilian economy.

In August 2023, a new fiscal framework was approved by the Brazilian Congress. The approval and implementation of measures to rebuild government revenues has been key for the success of the fiscal framework. The Brazilian Government reached the lower limit of the primary result target in 2024, after deducting expenses from the actual result. Additionally, meeting the target was highly dependent on the high volume of extraordinary revenues throughout the year.

Uncertainty regarding political developments and the policies the Brazilian Government may adopt or alter, as well as the government’s willingness to limit expenses, may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our shares and ADSs.

Ultimately, the Brazilian Government has the power to impose policies and issue governmental acts regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the government will implement, or the effect that any such policy changes or reforms (or reversals thereof) may have on our business and the Brazilian economy. In addition, the uncertainties regarding the Brazilian Government’s ability to implement changes related to monetary, fiscal and social security policies could adversely affect our operations. These uncertainties and any new measures that may be implemented may increase the volatility of the Brazilian securities market.

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

In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/U.S. dollar selling exchange rate was R$5.2177 per US$1.00. In 2023, the real appreciated against the U.S. dollar, with the exchange rate reaching R$4.8413 per US$1.00. As of December 31, 2024, the real depreciated by 27.9% against the U.S. dollar, with the exchange rate reaching R$6.1923 per US$1.00.

We cannot assure that the real will not significantly appreciate or depreciate in relation to the U.S. dollar or other major currencies and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs.

Any downgrade of Brazil’s credit rating may adversely affect us

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba1 with positive outlook and BB with stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade.

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

In Brazil, the stock market experienced automatic suspensions, known as “circuit-breakers,” as a result of significant volatility in stock trading caused by investors’ reactions to the uncertainty related to the COVID-19 pandemic in the global economy and the recessionary effect on the Brazilian economy. The B3 Index (IBOVESPA) dropped by 36.9% from January 1, 2020, to March 31, 2020, following the sharp drop in international equity markets. The trading price of our shares was also adversely affected.

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

The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. In addition, the effects of the outbreak may exacerbate of the other risk factors disclosed in this section of this annual report, including potential effects on the price and performance of our shares.

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

Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian Government, principally by the Central Bank. Changes in the law or regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing:

•	minimum capital requirements and Basel III operational risk;
•	reserve and compulsory deposit requirements;
•	insurance regulations;
•	restrictions on credit card and payroll loans activities, among other products and services offered by us;
•	minimum levels for federal housing and rural sector lending;
•	funding restrictions;
•	lending limits, earmarked lending and other credit restrictions;
•	limits on investments in property, plant and equipment;
•	environmental, social, and corporate governance requirements;
•	restrictions on remittances abroad and other exchange controls;
•	limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;
•	accounting and statistical requirements; and
•	other requirements or limitations in the context of a global financial crisis.

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

Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect us.

The Brazilian Government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. The effects of these possible changes and any other changes that may result from the enactment of tax reforms or changes in the tax policy cannot be quantified and there can be no assurance that any of these amends will not have an adverse effect upon our business. Furthermore, some of these amendments, if enacted, may lead to a possible increase, directly or indirectly, in our tax burden, which may adversely affect our business and operating results.

For further information on such changes, see “Item 4B. Business Overview–– Taxes on Transactions entered into by the Itaú Unibanco Group — Brazil’s consumption Tax Reform is enacted.” We note that the taxation of dividend distributions and the possible elimination of the deductibility of interest on equity are under discussion, although we cannot affirm whether the Brazilian Government will implement or not a further tax reform.

In addition, certain tax laws and regulations may be subject to controversial interpretations. As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. If the tax authorities or courts interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations.

Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.

We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities.

As we provide health insurance products, we are also subject to the regulations of the Brazilian Health Agency (Agência Nacional de Saúde) (“ANS”). Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company’s authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations.

We are subject to financial and reputational risks arising from legal and regulatory proceedings.

As part of the ordinary course of our business, we face risk of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax proceedings, that could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter. Accordingly, lawsuits and regulatory enforcement actions have resulted and will likely continue to result in judgments, settlement orders, penalties and fines that could have a material adverse effect on us.

For example, as described in Note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Government as a measure to combat inflation. While the Superior Court of Justice (Superior Tribunal de Justiça) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (Supremo Tribunal Federal) (“STF”) has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representatives of banks and holders of savings accounts entered into a settlement agreement, but the low adherence to the agreement and the possible unfavorable judgment by the STF may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on our financial condition.

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

Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio

We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, thus adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially adversely affect us.

An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us.

Credit

Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio

As of December 31, 2024, our loan portfolio without endorsements and guarantees was R$1,025.5 billion, compared to R$910.6 billion as of December 31, 2023. Our allowance for loan losses was R$49.0 billion, representing 4.8% of our total loan portfolio, as of December 31, 2024, compared to R$50.9 billion, representing 5.6% of our total loan portfolio, as of December 31, 2023. Our historical loan loss experience may not be indicative of our future loan losses. The quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate. A default by or a significant downgrade in the credit ratings of a borrower or other counterparty, or a decline in the credit quality or value of any underlying collateral, exposes us to credit risk. Additionally, despite our target client strategy, various macroeconomic, geopolitical, market and other factors, among other things, can increase our credit risk and credit costs, particularly for vulnerable sectors or industries or countries.

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

In addition, our provisioning models depend on the veracity of the financial information available from the companies we grant loans to. Accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them.

If we are unable to control or reduce the level of non-performing or low-quality loans, we may be adversely affected.

Default by other financial institutions may adversely affect the financial markets in general and us

The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies, and stock exchanges with which we interact daily, including us.

If the Central Bank intervenes in any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us.

Exposure to Brazilian Government debt could have a material adverse effect on us

Like most Brazilian banks, we also invest in debt securities issued by the Brazilian Government. As of December 31, 2024, 18.8% of all our assets and 54.3% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.

We may incur losses associated with counterparty exposure risks

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including because of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance.

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

Adverse developments affecting the financial services industry, such as current events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. These events increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

A downgrade in our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements

Our ability to raise funds and the costs of financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our credit worthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty credit worthiness is critical. Additionally, a downgrade in our credit ratings may trigger certain obligations or requirements under our financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations.

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

As the regulatory framework for AI and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The adoption of AI presents both significant challenges and opportunities. Compliance with personal data regulations and specific AI regulations is essential, as risks related to privacy, data security, and potential algorithmic biases are significant in these technologies. On the other hand, the potential for disruptive innovations through the use of AI is undeniable, as it can optimize operations, personalize customer services, and increase efficiency, bringing significant competitive advantages. Public perception and acceptance of AI, along with potential impacts on reputation stemming from technology failures, highlight the importance of robust risk and data management and the adoption of ethical, transparent, and responsible AI practices.

The regulatory framework for AI and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be implemented, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use AI and machine learning technology, including with respect to fair lending laws.

In this regard, Bill No. 2,338/2023 is under discussion in the Brazilian Congress to establish a national regulatory framework covering the development, use, and governance of AI systems in Brazil. The text, which sets out obligations and requirements for AI agents, was approved by the National Senate in December 2024 and will now proceed to analysis by the House of Representatives and, if approved, will move on for presidential assent or veto. Given that we have AI systems in place, the cost to comply with such laws or regulations could be significant and increase our operating expenses, which would adversely affect our business, financial condition and results of operations.

Failure to protect personal data could adversely affect us.

We manage and hold confidential personal information of identified or identifiable natural person, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures, hacker attacks or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially adversely affect our operating results, reputation, financial condition and prospects.

Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law (Law No. 13,709/2018) (Lei Geral de Proteção de Dados - "LGPD"), which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the data subjects from improper use of their data.

In addition, pursuant to the LGPD, we may be required to report security incidents involving personal data issues, incidents where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.

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

Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside Itaú Unibanco, and (v) cyber-attacks causing systems degradation or service unavailability that may result in business losses.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

For example, in 2024, several significant vulnerabilities were identified that posed risks to global cybersecurity. One such example was CVE-2024-8686, where Palo Alto Networks were impacted by a critical issue that could have allowed unauthorized access and data compromise. Additionally, a global bug affecting CrowdStrike was also identified in 2024. Our studies have concluded that these incidents have had no material adverse impact to us. We cannot assure that similar incidents may occur to other services providers or other relevant vulnerability might be identified, since the entire providers and technologies landscape and the inherent risk of the technology exposes us to cyber threats on a daily basis.

A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners.

There are also requirements related to the information security process that we are required to comply with, such as the LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021, the SUSEP Circular No.638/2021, the rules adopted by the SEC in 2023 on cybersecurity risk management, strategy, governance and incident disclosure, among others rules and regulations. Non-compliance with these rules and regulations could subject us to penalties and fines.

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

Competition for qualified personnel in the financial services industry is intense, particularly due to the entrance of emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers, IT personnel and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces.

In addition, the increased competition and the entry of technological companies in the financial sector have led us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations and organizational needs.

The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy.

We may not be able to prevent our managers, officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.

We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation mainly Brazilian Law No. 12,846/2013 (Lei Anticorrupção Brasileira) (the “Brazilian Anti-Corruption Law”), require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See “Item 4B. Business Overview — Supervision and Regulation” for further details. However, unauthorized actions by our managers, officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

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

New lines of business, new products and services or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could adversely affect our reputation, business and results of operations.

From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken strategic projects. There are substantial risks and uncertainties associated with these efforts, including with respect to projects that involve the adoption of new and evolving technologies, such as artificial intelligence, and asset classes, such as digital assets and carbon credits. We may invest significant time and resources in developing and marketing these new lines of business, products and services, which may not operate or perform as expected, nor generate the expected results. The initial timetables for the development and introduction of new lines of business or new products or services and price and profitability targets may not be met. Moreover, regulatory requirements can affect whether and how initiatives are able to be brought to market in a manner that is timely and attractive to our customers. There are new technologies and asset classes that are not only new for us but also relatively new to the financial markets more broadly and in most cases are not yet fully regulated. Therefore, any updates to the regulatory landscape, including accounting requirements and enforcement actions by regulators, may limit our ability to pursue strategic initiatives or result in significant costs. Especially when compared with our activities involving traditional assets, these new lines of businesses may introduce incremental or unique risks, particularly those associated with cybersecurity exposures and third-party dependencies, as well as reputational, technology, legal and regulatory risks.

Furthermore, our revenues and costs may fluctuate because new businesses or products and services generally require startup costs while revenues may take time to develop, which may adversely impact our results of operations. If management makes choices about these initiatives that prove to be incorrect, are based on incomplete, inaccurate or fraudulent information, fail to accurately assess the competitive landscape and industry trends or are unable to address the expectations of various stakeholders, then the value and growth prospects of our business may be affected. Further, these initiatives often place significant demands on management and a limited number of employees with subject matter expertise and may involve significant costs to implement, as well as increase operational risk as we develop and implement related controls, processes and procedures and employees learn to operate under new systems, controls, processes and procedures. The failure to successfully execute or monitor these initiatives could adversely impact our business, reputation and results of operations. Legal, operational, regulatory and reputational risks may also exist in connection with dealing with new products, technologies or markets, or clients and customers whose businesses focus on such products, technologies or markets, where there is regulatory uncertainty or different or conflicting regulations depending on the regulator or the jurisdiction. We may invest significant time and resources into the expansion of existing or creation of new compliance and risk management systems with respect to new products, technologies or markets, which may increase our costs and expenses, and adversely affect our results of operations.

Strategy

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

As part of our growth strategy in the Brazilian and Latin American financial sectors, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks.

Whenever we announce such type of transaction, our stock price may drop depending on the characteristics of the acquisition and target companies.

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

Our controlling stockholder has the ability to direct our business

As of December 31, 2024, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.23% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco's and our other shareholders' interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest.

Management and Financial Reporting

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses

Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk ("VaR"), for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures., which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits.

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

Additionally, Itaú Unibanco’s strategy aims to keep the organization competitive in an increasingly challenging environment. In this context, achieving our strategic objectives requires structural and transformational corporate projects. These projects are highly complex and require coordination across multiple business units and corporate functions, which increases the risk of execution challenges. If not executed as planned, they could significantly impact the achievement of our strategic objectives and, as a result, our competitive position in the market.

We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

Brazilian Law No. 12,529/11 (the “Brazilian Antitrust Law”) requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica) (“CADE”) for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank’s antitrust department for prior approval.

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

We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, regulators, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We can also be subject to step-in risk, which occurs when financial institutions need to provide financial support or intervene in the operations of companies outside the Itaú Unibanco Group in times of financial distress to avoid legal, operational or reputation issues for the institution. This specific risk is monitored quarterly and reported to our regulators in Brazil. Moreover, we cannot assure you that members of management, employees and individuals acting on our behalf, will not associate themselves with political parties nor engage in political agendas. We also cannot assure you that members of management, employees and individuals acting on our behalf will comply at all times with our internal policies, such as was recently the case with certain former executives involving immaterial amounts and that our internal procedures will effectively monitor and identify any and all misbehavior. Any non-compliance with our internal policies and deviations in behavior, such as inappropriate practices and improper use of information, may adversely affect our reputation.

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

Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, emerging risks associated with climate, social and environmental matters, among other factors.

If we fail to diversify transactions with respect to a particular risk component, our exposure and vulnerability towards such component will increase and any changes or termination related to these transactions could cause a material adverse effect on our results of operations and financial condition.

For further information on the concentration of our loan portfolio, see Note 6 to our consolidated financial statements prepared in accordance with BRGAAP and available at our Investor Relations website, which is not included or incorporated by reference into this annual report.

Social, Environmental and Climate Change

We may incur financial and reputational losses as result of environmental and social risks

We, as a financial institution, are subject to environmental and social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents which may result in regulatory penalties or sanctions. Brazilian law provides that we can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and modern slavery), which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to environmental, social and governance (“ESG”), but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Brazilian Central Bank determines that banks must add social, environmental and climate aspects within the scope of an integrated risk management framework, pursuant to Resolution No 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses to us, both financially and non-financially.

Climate change may have adverse effects on our business and financial condition

Climate change related risks have gained increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from physical and transition climate risks, as well as climate-related lawsuits.

Physical climate risks are those that arise from changes in climate and weather that can impact the economy. These risks can be chronic, such as the rise in global average temperatures leading to increases in sea levels, or acute climate risks, such as extreme weather events, including, but not limited to floods, wildfires and hurricanes. Such disasters could adversely affect our clients’ businesses as well as our own operations. We also face the risk of losses incurred because of physical damage to our branches, agencies, digital infrastructure and any potential business interruption caused by these events.

Physical risks could further cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. Extreme climate events such as the flooding in the State of Rio Grande do Sul in May 2024, can weaken the ability of individuals and businesses in impacted areas to meet their financial obligations, resulting in higher default rates. Moreover, these disruptions may constrain the supply of goods and services, influencing inflation and, in turn, interest rates, which can further dampen economic activity. Collectively, these factors may negatively affect our results.

On the other hand, transition risks are those that arise from the transition to a low-carbon economy. We expect the market to face significant and rapid developments in terms of stakeholder expectations, new technologies, policymaking, as well as legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes.

Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to pursue action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client’s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies’ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients’ creditworthiness, generating a greater credit loss. If we do not map the risks associated with climate change into our traditional risk framework, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

On March 6, 2024, the SEC adopted final rules requiring significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks (the “SEC Climate Rules”). A large number of petitions that seek judicial review of the SEC Climate Rules have been filed. On April 4, 2024, the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit. As of the date of this annual report, the SEC Climate Rules remain stayed and it is uncertain whether they were to be implemented. If they were to be implemented, our legal, accounting, and other compliance expenses may be impacted, and compliance efforts may divert management’s time and attention. We could also be exposed to legal or regulatory action or claims as a result of these new regulations.

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

For further information, see “Item 8A. Consolidated Statements and Other Financial Information - Shareholders’ Payment” and “Item 4B. Business Overview - Capital Adequacy and Leverage - Basel III Framework - Implementation of Basel III in Brazil” and “Note 19 – Stockholders’ Equity” to our consolidated financial statements.

For further details about CMN’s capital requirements and dividends and interest on capital, see “Note 2 - Material Accounting Polices - c) Accounting policies, critical estimates and material judgments - XVII - Capital compensation and “Note 19 – Stockholders' Equity” to our consolidated financial statements.

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

Pursuant to our bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders' meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders' meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders' meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

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

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate have been adversely affected by legislative changes.

Foreign Direct Investments subject to Law No. 14,286/21 must be registered with the Central Bank through an electronic certificate of foreign capital registration, the Foreign Capital Reporting System of Foreign Direct Investment (Sistema de Registro de Investimento Estrangeiro Direto) ("SCE-IED"). Therefore, if an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, we will have to report this investment in the preferred shares. This report is governed by Central Bank Resolution No. 278 and applies to any foreign direct investment in our preferred shares underlying the ADSs that exceeds US$100,000 and must be carried out by us in up to 30 days as of the receipt of the preferred shares underlying the ADSs by the foreign investor. Our failure to do so may impact the ability of holders not residing in Brazil to dispose of their preferred shares or receive dividends.

The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of a portfolio investment that meets the requirements of applicability for the more favorable regime. In addition, if a holder of preferred shares attempts to obtain a report under the SCE - IED, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. For more information, see “Item 10D. Exchange Controls”.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

Our legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated in Brazil on September 27, 1924. We are organized as a publicly held corporation for an indefinite term under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-6546.

Investor information can be found on our website at https://www.itau.com.br/relacoes-com-investidores/en/. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained on our website or on any website mentioned in this annual report or any website directly or indirectly linked to these websites is not incorporated by reference in, and shall not be considered a part of, this annual report and you should not be relied upon. Our agent for service of process in the U.S is the general manager of our Miami branch, which is located at 200 South Biscayne Boulevard, Floor 22, Miami, FL – 33131.

Our history began in 1924 when a retail company called Casa Moreira Salles, founded by João Moreira Salles in Poços de Caldas, state of Minas Gerais, Brazil, obtained a banking license from the Brazilian Government to operate in the banking sector as a correspondent bank (correspondente bancário) for the leading banks in the state of Minas Gerais. This entity later became União de Bancos Brasileiros – Unibanco, which operated as a retail, wholesale, insurance, and investment bank for over 70 years, with operations in Brazil and abroad.

Two decades later, in 1943, members of the Egydio de Souza Aranha family founded Banco Central de Crédito S.A., with its first branch in the city of São Paulo, which later became Banco Itaú S.A., which by the time of the merger with Unibanco, was the second-largest bank in Brazil in terms of total assets.

In 2008, Itaú and Unibanco became Itaú Unibanco Holding, as a result of the largest merger in Brazil’s history in terms of asset value. The partnership between Itaú and Unibanco meant the union of complementary mentalities, two groundbreaking banks in the use of technology and leaders of the sector in Brazil. This merger resulted in, at the time, the largest privately-owned financial conglomerate in the Southern Hemisphere and one of the 20 largest banks in the world as measured by total assets.

In 2024, we celebrated our centennial as the largest privately-owned bank in Brazil and one of the largest financial institutions in Latin America. Looking ahead, we aim at strengthening our team, attracting top talent, promoting autonomy, upholding ethics, and keeping the customer at the center of everything we do.

In addition, throughout our history, we have also committed to social transformation and advancing culture and education through Fundação Itaú.

During 2024, Itaú Cultural, Itaú Social, and Itaú Educação e Trabalho, part of the Fundação Itaú, continued to develop their main activities. In the same year, Itaú Social began to focus even more on two stages of education: pre-school and the final years of elementary school. Projects were developed throughout Brazil to improve learning and school trajectory, reducing educational inequalities of race/color, gender, disability, and socioeconomic level.

Itaú Cultural achieved its record attendance in 2024, with more than 470,000 visitors at its headquarters. Activities included exhibitions, musical and theatrical performances, children’s activities, as well as research, development of digital content, and coordination with Brazilian artists to promote art and culture.

Itaú Educação e Trabalho provided advisory services to state education departments in all regions of the country. The focus was on strengthening professional and technological education (“PTE”), to expand the availability of PTE programs, seeking to improve the quality of the PTE offer, and with a view to the productive inclusion of young graduates.

Our Material Acquisitions

Below is a description of our material acquisitions as of the date of this annual report.

Avenue

On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the controlling interest of Avenue Holding Cayman Ltd. (“Avenue”).

The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue’s total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur in the fourth quarter of 2025, we will acquire an additional stake of 15.1% of Avenue’s total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.

TOTVS Techfin

On April 12, 2022, we entered into an agreement with TOTVS S.A. (“TOTVS”), for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A. (“TECHFIN”), with the purpose of distributing and expanding the financial services integrated into TOTVS’ management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

The completion of this transaction was approved by CADE on October 17, 2022, and by the Central Bank on June 22, 2023.

The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN’s total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.’s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.’s total voting capital stock, by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million.

In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals.

Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.

Ideal

On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (the “Sellers”) for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”).

This transaction will be carried out in two phases over five years. In the first phase, closed on March 31, 2023, we purchased 50.1% of Ideal’s total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock.

Zup

On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (“Zup”), for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

This acquisition was implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed on May 31, 2023, we acquired an additional 19.6% stake of the capital stock of Zup, followed by the acquisition of 65,556 shares, corresponding to 0.6051% of the total capital stock of Zup from one of its former shareholders on June 13, 2023. On March 28, 2024, we concluded the third and final phase of this transaction with the acquisition of the remaining stake, becoming its sole shareholder.

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

In December 2019, XP Inc. completed its initial public offer (“IPO”) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.’s capital stock.

In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.’s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A. (“XPart”). With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc.

XPart was later merged with XP Inc. As a result of the merger, XPart’s controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart’s shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts (“BDRs”) backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger.

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

During 2024 we sold all of our remaining shares of XP Inc. and, as a result, on December 31, 2024, we did not hold any capital stock of XP Inc.

Banco Itaú Argentina S.A.

After meeting certain conditions precedent set forth in the agreement and obtaining the required regulatory authorizations in Argentina, we sold of all shares held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A. (“Macro”). Upon closing of the transaction, we received from Macro the amount of US$50 million through its subsidiary.

The transaction was completed on November 3, 2023, and the non-recurring impact of this transaction was recorded in our income statement for the third quarter of 2023, with a negative impact of R$1,211 million.

Following completion of this transaction, we continue to serve our Argentine corporate clients, both locally and regionally, and individuals in the wealth and private banking segments through our foreign units.

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

The Retail Business segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The Wholesale Business segment comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

The Activities with the Market and Corporations Business segment corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury, operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth the breakdown of our net operating revenue for each of our business segments:

	For the year ended December 31,
	2024	2023	2022
	( In millions of R$)
Retail Business	101,057	96,595	90,509
Wholesale Business	58,014	54,631	49,229
Activities with the Market and Corporations	9,887	5,572	2,983

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

Retail Business

The Retail Business division represents a cornerstone of our business, providing a specialized service framework to consumer clients across Brazil, current account and non-current account. We boast a comprehensive and varied array of products and services designed to meet our clients’ diverse needs, encompassing personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products and a suite of additional banking services.

This division has been a significant contributor to bank’s annual revenue, representing 60% in 2024, 62% in 2023, and 63% in 2022.

The Retail Business is divided into two business units: (i) one that encompasses a suite of services tailored for individual clients, and (ii) another that specializes in meeting the diverse needs of small and medium enterprises. Both offer various banking products that match the needs of each of our clients.

Retail Business for Individual Clients

Based on the customer profile, we have strategically divided our Retail Business for Individual Clients, into three segments, so we can better understand our clients and help them with their financial needs. Those segments are: Retail, which serves mass clients, Uniclass, for mass-affluent customers, and Personnalité, our segment for affluent customers.

Itaú Retail Business and Itaú Uniclass (banking services and products for mass clients and mass-affluent clients)

The Itaú Retail Business segment serves individuals with monthly income of up to R$4,000 and the Itaú Uniclass segment is focused on clients with monthly income between R$4,000 and R$15,000.

The Itaú Retail Business segment offers complete financial services, with accessible solutions to meet clients’ daily financial needs.

The main services include current and digital accounts, credit and debit cards, personal loans, vehicle financing and real estate loans, payroll loans, consortium, insurance, premium bonds, in addition to investments that are compatible with different profiles. Clients also have access to Itaú Shop, which allows them to shop with exclusive advantages, and to different service channels, such as the Itaú app, which provides intuitive services and agile banking services.

Itaú Uniclass’ clients are provided with a set of specialized services, including investment and insurance advisory services, access to customized credit solutions with higher credit facilities, and benefit from the Minhas Vantagens (My Advantages) relationship program and from the expertise of dedicated relationship managers certified by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) (“ANBIMA”). Additionally, Itaú Uniclass provides a “digital branch” platform, where relationship managers provide remote services through several communication channels (telephone, email, SMS, videoconference, chat and WhatsApp) from 9:00 a.m. to 6:00 p.m. on business days, at no additional cost.

Our focus is to improve the customer experience and keep the value proposition of our business updated according to our client needs. We believe that, to sustain this competitive edge, we have to foster our “Phygital” approach, which means the ability to serve our clients as they like, using their preferred channel, and our “Omnichannel” approach, which translates into a higher integration level among our channels, enabling us to offer better services and products to our clients.

Our clients already recognized these improvements, as evidenced by our satisfaction rates, Net Promoter Score (“NPS”). Itaú Uniclass increased client satisfaction by 3 NPS points, while our App Mobile increased by 2 NPS points when compared to December 31, 2023.

Itaú Personnalité: Premier Banking Services for Affluent Clients

Itaú Personnalité is dedicated to serving clients with a monthly income above R$15,000 or investments exceeding R$250,000. These clients benefit from a wide range of exclusive and personalized services.

Our clients receive dedicated attention from highly trained relationship managers, who hold market-recognized certifications. With support from 230 branches across all Brazilian capitals and major cities, as well as digital branches for remote service, we offer a comprehensive portfolio that includes investment, insurance, foreign exchange, and credit advisory services.

In 2024, we embarked on a transformative journey to reposition our high-income segment, driven by an ongoing digital transformation. Our key focus areas included: (i) strengthening client relationships through the Minhas Vantagens (“My Advantages”) program, which rewards clients with exclusive benefits; (ii) launching the new The One credit card, offering premium perks; (iii) establishing seven “Investment Centers” — exclusive locations offering tailored advisory services and promoting financial education, lifestyle, and health-related events; (iv) enhancing the digital experience for clients when making investments, purchasing products, and conducting banking transactions or consultations via our app; (v) forming a partnership with Avenue to provide international banking and investment accounts; and (vi) expanding travel-related benefits and experiences.

As a result of these initiatives, we accelerated our growth and improved client satisfaction, achieving a 17-point increase in NPS compared to 2021.

Market Share Retail Business

According to the Central Bank, as of December 31, 2024, our market share of individuals loans represented 11.2% and we are ranked the first largest privately-owned bank in this segment in Brazil. Also, according to the Central Bank and publicly available information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil).

Itaú Empresas (Small and Medium Enterprises)

The Small and Medium Enterprises market in Brazil consists of approximately eight million companies, with revenues up to 50 million, and diverse financial needs, depending on factors such as size, industry, and stage in the business lifecycle.

We operate in this market, primarily focusing on small and medium-sized clients, serving over 1.5 million customers.

The Small and Medium Enterprises business at Banco Itaú has shown a combination of growth and profitability. We have achieved double-digit growth in our key indicators (credit portfolio, profitability, and profit) over the past six years and have been market leaders for the past three years.

We offer different service models tailored to various client profiles, ranging from fully digital models to highly specialized models with human advisory services.

Products and Services

Our main products and services to the Retail Business segment are: (i) credit cards, (ii) personal credit, (iii) payroll deducted loans, (iv) mortgage, (v) merchant acquisition, (vi) private pension plans, (vii) vehicle financing, (viii) insurance, (ix) premium bonds, (x) consortium products, (xi) microcredit, and (xii) public sector group.

Credit Cards

We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 25.4% in the fourth quarter of 2024, according to the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços) (“ABECS”). Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also from annual fees and other service fees.

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

Our credit card division is dedicated to developing the best payment solutions for our customers with new products and digital services. In 2024, we developed and delivered new features of financing, products, and limits while managing the profitability and credit quality of our portfolio.

Account Holder Credit Cards

The Account Holders segment of our credit card operations (which relates to cardholders who have accounts at Itaú) was the focus of our portfolio growth. We grew 14% of the purchase volume in 2024 when compared to 2023 through client journey innovation in our app – which is now simpler and advertises - products and services in an easier way.

Non-Account Holder Credit Cards

In the Non-Account Holders segment, we focused on increasing the participation of higher-income and lower-risk clients in our credit card portfolio.

Airline Cobranded Credit Card

In our airline cobranded cards segment, the purchase volume increased by 40.5% in 2024, compared to 2023. In this specific portfolio, the purchase volume among our higher-income clients (holders of Platinum, Black and Infinite credit cards) increased by 49% during the same period.

Retail Partnerships Credit Cards

We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar and Assaí.

To add value to the ecosystem of retailers we leverage the offer of the Mastercard Black Pão de Açúcar, a premium credit card, offering cashback to be used at points of sale of Pão de Açúcar, a Brazilian supermarket chain. We also focus on improving our customers’ access to financial products with the launch of new solutions and services in Assaí stores, self-service wholesale enterprise.

In our partnership with Magazine Luiza, we focused on increasing the participation of lower-risk clients in our credit card portfolio. For new clients, the average spending increased 29% when compared to 2023 while the payment default decreased by 82 basis points in the same period.

Total Credit Card market share

According to ABECS, we are the leaders in terms of transaction purchase volume of cards in Brazil, with a 25.4% market share in the fourth quarter of 2024. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original.

Personal Credit

Personal credit is a product that mainly consists of overdraft and installment payment plans. The overdraft, or account limit, is a credit that is available in the checking account for unexpected expenses and for a short period. According to regulations, the maximum interest rate is 8% per month, and we notify the customer each time the limit is reached. The installment payment plan is a flexible credit that caters to various customers with any type of financial need, with payment terms of up to 72 months. Additionally, there is a credit modality available with the customer’s investments as collateral, providing lower interest rates. Both products can be contracted at physical and digital branches and through the Itaú App (mobile).

As of December 31, 2024, we achieved a market share of 11.2% of personal credit in Brazil, according to the Central Bank. It’s a decrease of 0.7% compared to December 31, 2023.

Payroll Loans

In Brazil, payroll loans are a specific type of loan entered into by employees who receive wages from private and public companies or pensioners benefiting from the Brazilian social security system, as borrowers, and banks, as lenders. Such loans require fixed monthly installments to be deducted directly from the borrower’s payroll or pension, as the case may be, for the repayment of the amount owed to the lender.

There is also a new category of loan based on the FGTS. Since 2020, workers can annually withdraw a portion of funds deposited in this account (as opposed to only under special circumstances, such as unemployment), creating a market for the early withdrawal of the funds. We turned the early withdrawal into a new type of loan, which has nearly zero default rates, advancing employees’ receivables and contributing to the diversification of our payroll loan portfolio.

We mainly offer payroll loans in Brazil through two sales channels: (i) our branch network and digital channels, which focus on account holders, and (ii) the network of acquisition partners, which focuses on non-account holders. This strategy enables us to expand our business activities with historically lower credit risk and achieve a competitive position in the offer, distribution, and sale of payroll deducted loans in Brazil. Moreover, it improves the risk profile of our loan portfolio for individual borrowers.

On March 12, 2025, the Brazilian Government issued Provisional Measure No. 1,292, which proposes significant changes to the payroll loan market, which aims to expand payroll lending. The private payroll loan had the lowest growth among other loans in the past ten years due to operational complexities. The main changes include (i) the creation of a public online platform for digitalizing the payroll loan contracting process, which became operational on March 21, 2025; (ii) the obligation of private employers to provide information on payroll, deductions, and terminations to the platform, as well as to manage the withholding of loan installments from employees' salaries; and (iii) the right of employees to transfer their payroll loans between banks, subject to a lower interest rate than the original one.

Provisional Measure No. 1,292 is effective as of its publication date, March 12, 2025.

According to the Central Bank, as of December 31, 2024, our market share in terms of payroll loans represented 11.0%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil).

Mortgage Loans

Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2024, we had R$125,261 million in outstanding real estate loans. Revenue from our mortgage loans operations is mostly generated by origination fees, yield spread premiums, discount points, closing costs, mortgage-backed securities, and loan servicing. We have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total value of our portfolio for the past three years. As disclosed in our Management Analysis of the operation and complete financial statements this is in line with our strategy to migrate to lower-risk portfolios. For further information please see our Management Analysis, available at our IR website and not incorporated by reference to this annual report.  We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and development companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar, Credimorar and others. Our real estate financing services are tailored to our clients’ needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than 1.5 hours for mortgages up to R$2.0 million. Moreover, our mortgage simulator is included in the websites of partner real estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. In 2024, we entered into 74,000 mortgage agreements with individuals, in an aggregate amount of R$32 billion during the year. Also in 2024, our mortgage portfolio had an average loan to value or LTV, which is calculated as the loan balance amount divided by the real property appraised value of 40%, compared to 42% in 2023. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 161 new real estate units during 2024, in an aggregate amount of R$12.2 billion.

According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) ("ABECIP"), from January 1 to December 31, 2024, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 22.1% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.

Merchant Acquirer

We, through our subsidiary Redecard Instituição de Pagamento S.A. (“Redecard”), also act in the merchant acquiring business. Redecard is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit, and benefit cards. Redecard’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point-of-sale terminals, e-commerce solutions, e-wallet and check verification through points of sale terminals. Revenue from our merchant acquirer operations mostly consists of merchant discount rates charged to merchants based on the value of the transactions processed and costs related to these activities, such as equipment maintenance, processing handling, among others.

In 2024, we processed credit and debit card transactions in the aggregate amount of R$ 917.9 billion, representing an increase of 6.9% compared to 2023. Credit card transactions reached R$ 625.4 billion, representing a year-over-year growth of 9.7%, while debit card transactions totaled R$ 292.5 billion, a 1.5% increase over the previous year. We are one of the leading companies in the Brazilian market in volume of credit and debit cards transacted.

According to ABECS, in the twelve-month period ended December 31, 2024, we were the first largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 22.3%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.

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

According to the FENAPREVI, contributions to our private pension plans (considering portability) reached R$34.0 billion in 2024, an increase of R$6.4 billion, compared to 2023.

Still according to FENAPREVI, as of December 2024, our balance of provisions represented 19.4% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil.

Considering individual plans, our market share reached 18.9%, positioning us as the second largest private bank in terms of balance of provisions.

Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market.

Vehicle Financing

We offer our customers who are individuals and car dealers’ different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements. Our leasing program was discontinued in 2023.

We provide a 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment and electronic signatures, which enables customers to easily submit paperwork for a vehicle financing and to pay interest on financing agreements in less than one minute in almost 63% of the cases.

The Credline tool allows both our individual and corporate account holders to finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy.

In 2024, our end-to-end digital process in the Itaú super App continued to increase its relevance, becoming more representative than Itaú physical branches at the end of the year. Our vehicle financing platform ended the year more modernized, with emphasis on the implementation of new credit, pricing and fraud prevention engines.

As of December 31, 2024, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$54.9 billion, a 4.3% increase as compared to December 31, 2023. In 2024, our new individual and corporate vehicle financing operations reached R$33.8 billion, a 10.1% increase, compared to 2023. The average vehicle financing term in 2024 was 44.9 months.

Our efficiency index reached the best historical level, reaching 32.7% for the year ended 2024. Our efficiency index is calculated by dividing administrative costs by the sum of bank products, insurance and tax expenses.

According to the Central Bank, as of December 31, 2024, we were the third largest Brazilian bank in the vehicle financing to individuals, representing a market share of 10.7%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco.

Insurance

We provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A. (“Itaú Corretora de Seguros”). In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by customers, commissions received for distributing insurance from partner insurers and financial income.

Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues.

We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 9.0% by 2024 compared to 2023.

According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30% equity interest in Porto Seguro S.A., in 2024, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.3%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 10.9% in 2024. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds, or capitalization plans, are products that generally require a client to make a one-time deposit or monthly fixed deposits that will be returned at the end of a designated term, with accrued interest. Ownership of premium bonds automatically qualifies a customer to participate in periodic drawings, each time with the opportunity to win a significant cash prize. Revenue from our premium bonds operations is mostly generated by customer deposits less provisions made, and financial income.

Through our subsidiary Cia. Itaú de Capitalização S.A., we currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits increased in 9.8% in 2024 when compared to 2023.

According to SUSEP, as of December 31, 2024, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.0%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market

Consórcio Products

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

Revenue from consórcio operations is primarily generated through management fees, which remain fixed for each consórcio share. These fees cover the resource management, financial health oversight of the groups, administration of bid offers and credit allocation for the acquisition of vehicles, properties, or services. As administrators, Itaú Administradora and Fiat Administradora ensure that all participants within a consórcio group will have the right to acquire the selected assets before the group concludes.

As the resources used by a participant in the acquisition of assets are its own, the management of a consórcio, carried out by Itaú Administradora and Fiat Administradora, does not generate a risk of default or regulatory capital requirements for us.

For the year ended December 31, 2024, we reached a total of R$30.06 billions of sales during the year. Focusing on journey improvements, communication, new features for sales, business-to-business-to-consumer onboarding and new product launch (Reduced Installment).

According to the Central Bank, in 2024, we had a market share of 7.1% in total consórcios services fees. Taking only banks into account, we are the third largest provider of consórcios products in Brazil, in terms of fees collected. Our main competitors from the financial services under in the Brazilian Consórcios market are Bradesco Consórcios and BB Consórcios.

Microcredit

We offer a line of credit for individual entrepreneurs and self- employed people who want to expand and leverage their businesses. Credit is granted by specialists, who are constantly in touch with customers to evaluate their financial situation and understand their needs. Specifically, we target businesses with annual revenue of up to R$360,000.

Our customers are able to pay and manage their loan agreements using our mobile app, where they also have access to other financial products such as payments, wires and credit cards.

In 2024, we granted R$2.3 billion of loans, reaching more than 298,000 customers who benefited from our microcredit line. We are members of the National Guided and Productive Microcredit Program, or PNMPO, a program created by the Brazilian Government to support and finance productive activities of entrepreneurs such as beauty services, clothing stores and restaurants.

Public Sector

Our Public Sector banking segment is dedicated to serving the Brazilian federal, state and municipal government, as well as selected state-owned companies. It provides a full array of financial services to government related entities, including tax collection and public utilities billing. The clients are served from regional offices across Brazil with a team of professionals proficient in the specifics of government banking.

This segment provides a comprehensive portfolio which includes payroll services, asset management products, foreign exchange, payment solutions and selected credit products to provide a full-service banking experience to our clientele. As of December 31, 2024, this segment managed relationships with over 9,000 government entities and institutions in Brazil.

Wholesale Business

Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, large and ultra-large companies, which are companies with annual revenues equal or greater than R$50 million through the following divisions: (i) investment banking, through Itaú BBA, (ii) asset management, mostly through Itaú Asset Management, (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services through Itaú Corretora de Valores S.A.

Our Wholesale Business segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions.

Our Wholesale Business segment accounted for 34%, 35%, and 34% of our revenue for the years ended December 31, 2022, 2023 and 2024, respectively. Revenue from our Wholesale Business segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, foreign exchange and derivatives.

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

Revenue from our investment banking operations is mostly generated by banking fees on large and complex financial transactions, such as M&A advisory fees, and structuring and distributing fees from debt capital markets ("DCM"), and equity capital markets ("ECM"), deals.

According to Dealogic Ltd. (“Dealogic”), and ANBIMA, as of December 31, 2024, Itaú BBA was the first largest investment bank in equity deals and the third in advisory of mergers and acquisitions in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in DCM transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.

Asset Management

We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos Ltda., “Kinea”, an alternative investments management company controlled by us. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products.

According to ANBIMA, as of December 31, 2024, Itaú Asset Management had R$1,033 billion in assets under management, representing a market share of 11.3%, considering that the asset management industry in Brazil held assets totaling R$9.170 billion. Additionally, according to the same institution, Itaú Asset Management had the highest net new money in 2024, with R$63.1 billion.

As of December 31, 2024, Itaú Asset Management was the largest privately-owned bank asset manager in Brazil in terms of assets under management, according to ANBIMA. Our main competitors are Banco do Brasil, Bradesco, BTG Pactual, and Santander.

As of December 31, 2024, Kinea held R$146.3 billion in assets under management, compared to R$139.4 billion as of December 31, 2023, according to ANBIMA.

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

Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing over 1,000 corporate groups.

According to ANBIMA, as of December 31, 2024, Itaú Unibanco (including Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. ("Intrag"), which offers investment services to third party asset management firms) was the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$1.5 trillion, representing a market share of 16.7%.The same source also indicates that, as of December 31, 2024, we were the second largest player in the custody market in terms of total assets under custody with R$2.0 trillion, representing a market share of 17.5%. As of December 31, 2024, we were the leader in the corporate solutions business, acting as agent and register provider to 217 companies listed on B3, which represents 55.8% of companies listed on that stock exchange. Moreover, we were the leader in transfer agent, with 205 debentures offerings in the Brazilian market, representing 33.1% of the debentures market in Brazil.

Itaú Private Bank

Itaú Private Bank offers customized banking, investment and wealth management services and products to high-net-worth individuals and companies. With a full global wealth management platform, we are one of leaders in the private bank market in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisors and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our twelve offices in Brazil and in our international offices located in the United States of America, Portugal, Switzerland, and the Bahamas. Revenue from our private banking operations is mostly generated by fund management fees, pension funds, performance fees, exchange operations and brokerage.

In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products.

Our main competitors are Bradesco, Santander and BTG, for the Brazilian market, and UBS, JP Morgan and Citibank, for the offshore market.

As of December 31, 2024, we achieved a market share of 29.0% of private banking operations in Brazil, according to ANBIMA, a decrease of 0.5% compared to December 31, 2023.

Itaú Corretora de Valores (Securities Brokerage)

Itaú Corretora de Valores S.A. (“Itaú Corretora de Valores”) has been providing securities brokerage services since 1965. We provide retail brokerage services in Brazil to over 531,000 clients with positions in the equity and fixed income markets, accounting for R$156.1 billion in trading volume in 2024. The brokerage services are also provided to international clients through Avenue, our digital securities brokerage based in the U.S.

According to DATAWISE, a system affiliated with the B3, we were the third provider of retail brokerage services in terms of by equity trading volume in 2024. Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.

International Operations

Through our internationalization strategy, we seek to understand different markets, business, products and services and to identify opportunities to integrate our units and to expand our operations to new countries. It is our aim to achieve, the same management quality and level of results we have in Brazil, in the other countries where we operate.

The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2024:

Countries	Branches & CSBs	ATMs	Employees
Chile	145	134	4,720
Colombia (1)	67	117	2,174
Paraguay	31	296	1,252
Uruguay (2)	22	67	1,275

(1) Includes employees in Panama.

(2) Does not include the 30 points of sale of OCA S.A., our credit card operator in Uruguay.

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

As of December 31, 2024 we had a network of 265 branches, including 17 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 67 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2024, we also had 30 points of service through OCA S.A., our credit card operator in Uruguay. For further information on our distribution network in Latin America, see “Distribution Channels”.

Banco Itaú Chile (formerly named Itaú CorpBanca)

In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: Itaú Corpbanca (“Itaú CorpBanca,” known as Banco Itaú Chile). Throughout the years, we increased your participation, mainly due to the following events: (a) exercise of put options by Corp Group Banking S.A., the former controlling stockholder of CorpBanca in 2021; (b) shares received through its affiliates within the scope of the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United State (Chapter 11) in 2022; and (c) settlement of a voluntary tender offer made in 2023. We currently hold 67.42% of Banco Itaú Chile’s total capital stock.

Banco Itaú Chile (formerly named Itaú CorpBanca) provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services through the New York branch. It operates in two main geographic areas: Chile and Colombia. The Chilean business unit also includes operations carried out by Itaú Chile New York branch and the Colombia segment also includes the operations carried out by Itaú (Panama) S.A.

Business segments in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to our customers’ needs: (1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); (2) Retail Banking (a. Itaú Personal Bank, b. Itaú Branches, c. Itaú Private Bank, d. Midsize Companies, e. Small and Medium Enterprises and f. Banco Condell, our Consumer Finance Division); and (3) Treasury. Itaú Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

According to the Comisión para el Mercado Financero, as of December 31, 2024, our market share was 10.7% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 under the brand “Interbanco,” which was changed to Itaú Paraguay in 2010 after the merger between Itaú and Unibanco.

Banco Itaú Paraguay offers a wide variety of products and financial solutions to serve the needs of different customers segments such as small and middle market companies, agribusiness, large companies, institutions, and individuals. The high-performance levels of Banco Itaú Paraguay within the Paraguayan financial system are supported by the strong position held by the bank, leading several commercial segments with what we believe to be a robust generating capacity and a solid emphasis on risk management. All these factors allow the company to achieve high levels of performance and returns. In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market and supporting our business growth strategy. In recent years, we set up three new enterprises in Paraguay, namely Itaú Invest, Itaú Asset Management and Itaú Insurances. In 2023, we also acquired Pont S. A., which enabled us to launch of two new products in Paraguay (i) a device and app named Pik, which enables the acceptance of payments with all credit or debit cards from all banks and financial institutions, allows for the opening of a bank account and will eventually accept QR code and wallet payments, and (ii) a marketplace named “Tienda Naranja”. Notwithstanding the fact that these companies are independent from Banco Itaú Paraguay, we offer support to them through our different operational structures and teams.

According to the Central Bank of Paraguay, as of December 31, 2024, we were the third largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 15.0%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay.

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

In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital bank market; and (iii) 100% of AFISA, a Uruguayan Asset Management company. In 2024, we acquired 40% of Handy, a payment facilitator focused on small market companies.

According to the Central Bank of Uruguay, as of December 31, 2024, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 28.7%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

•	Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid, Spain, and Paris, France, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.
•	Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami, U.S., and Zurich, Switzerland, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.

Other International Operations

We have other international operations in the U.S., Cayman Islands, and the Bahamas, which have the following objectives:

•	Support our clients in cross-border financial transactions and services, providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. Our international units offer a variety of financial products through their branches.
•	Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas, and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

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

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2024, 2023 and 2022. The following information is presented in IFRS Accounting Standard as issued by the IASB, after eliminations on consolidation.

	For the Year Ended December 31,			Variation
Revenues from operations in Brazil and abroad	2024	2023	2022	2024 - 2023		2023 - 2022
	(In millions of R$, except percentages)
Income related to interest and similar (1,2,3)	271,126	255,962	203,770	15,164	5.9%	52,192	25.6%
Brazil	219,281	221,534	173,746	(2,253)	(1.0)%	47,788	27.5%
Abroad	51,845	34,428	30,024	17,417	50.6%	4,404	14.7%
Commissions and Banking Fees (3)	47,071	45,731	44,566	1,340	2.9%	1,165	2.6%
Brazil	41,888	41,147	40,062	741	1.8%	1,085	2.7%
Abroad	5,183	4,584	4,504	599	13.1%	80	1.8%
Income from insurance contracts and private pension (3)	6,982	6,613	5,407	369	5.6%	1,206	22.3%
Brazil	6,982	6,613	5,407	369	5.6%	1,206	22.3%
Abroad	-	-	-	-		-
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

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2024, there were 200 conglomerates, commercial banks and multiple-service banks, development banks, non-bankcredit, payment and capital markets institutions, and Caixa Econômica Federal, among a total of 1,424 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2024, these three banks accounted for 33.6% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2024, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 30.2% of the banking system’s total assets.

The following table sets for the total assets of the ten main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

			(In billions of R$)
Position	Banks of total assets (1)	Control Type	2024 (2)	% of Total
1st	ITAÚ	privately-owned	2,766.2	15.8
2nd	Banco do Brasil	state-owned	2,410.3	13.8
3rd	CAIXA ECONÔMICA FEDERAL	state-owned	2,026.5	11.6
4th	BRADESCO	privately-owned	1,744.6	10.0
5th	SANTANDER	privately-owned	1,369.4	7.8
6th	BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL	state-owned	835.9	4.8
7th	BTG PACTUAL	privately-owned	649.6	3.7
8th	SAFRA	privately-owned	302.0	1.7
9th	XP	privately-owned	301.8	1.7
10th	CITIBANK	privately-owned	229.6	1.3
n.a.	Others	n.a	4,845.4	27.8
	Total		17,481.3	100.0
1) Based on Banking Services, except insurance and pension funds. 2) Source: Central Bank (IF.data)

In general, technology-driven competitors act in specific business lines such as credit cards, clean credit and payroll loans (e.g Nubank), investment, wealth and investment banking services (e.g XP Investimentos, BTG Pactual), acquiring services and loans (e.g MercadoPago), among others. Although many of our non-traditional competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered.

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

Our network of 2,768 branches as of December 31, 2024, which includes physical and digital branches, distributes all of products and services in Brazil.

We also have our own ATMs and additional 24,207 machines via partnership with Technologia Bancaria S.A. ("Tecban"), (as of December 31, 2024), which are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 481 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Brazil	2,768	3,066	3,188	412	627	657	15,209	16,898	18,423
Abroad	254	272	362	11	18	29	614	627	993
Argentina	-	-	64	-	-	10	-	-	155
Chile	145	163	179	-	-	-	134	145	359
Colombia	64	60	69	3	3	5	117	107	103
Paraguay	28	27	28	3	9	9	296	308	308
Uruguay	17	17	17	5	6	5	67	67	68
Other	-	5	5	-	-	-	-	-	-
Total in Brazil and abroad	3,022	3,338	3,550	423	645	686	15,823	17,525	19,416

Digital Channels (Internet and Mobile Banking)

Digital channels continue to play a pivotal role in Itaú’s ongoing transformation and digitalization journey. In 2024, more than 3.9 million accounts were opened through digital channels—nearly one million more than in 2023—accounting for 59% of all new accounts.

Among our current account holders, we observed growth both in the number of customers using our digital platforms (a 16% increase) and in their engagement levels, with a 21% rise in monthly usage per customer. Combined, this represents a 40% increase in total accesses to our digital platforms.

Growth in total accesses to our super-app is even more significant—with a 55% increase—particularly when factoring in “credit card holders” and “iti” customers who migrated to the super-app as part of our “One Itaú” strategy, which aims to unify the user experience through a single app offering comprehensive banking services.

Moreover, digitalization continues to play a dominant role in daily transactions, with over 98% of all transfers and payments at Itaú carried out via digital channels.

We remain committed to improving the user experience by reinforcing our design principles, leveraging data analytics, and advancing technical modernization initiatives. These efforts have driven a notable increase in our super-app NPS across all customer segments - with year-on-year gains ranging from 6 to 8 points depending on the segment - and reaching the “excellence zone” in upper-income segments.

Additionally, in 2024 we had 32% more deploys than previous year, allowing us to rapidly introduce new features and deliver enhanced services—all while upholding the highest quality standards.

Our Brand and Marketing Channels

The year of 2024 marked the 100th anniversary of Itaú Unibanco, introducing a new brand identity and an ambitious corporate vision for the future. This milestone is reflected in our new brand statement— “made of future” (feito de futuro) —reinforcing our commitment to being even closer to our clients, employees, investors, and society as a whole.

A relevant achievement for our brand also took place in 2024, such as the new brand repositioning of our business-to-business segment aimed at corporate clients: large, medium and small companies, addressing the commercial and financial needs of companies. The brand also reinforced its positioning with the launch of the new digital super app, which introduces several new features to provide a simpler, faster, and more seamless digital experience—making customers’ lives easier in an innovative and impactful way. Personnalité and Uniclass brands, relaunched in the previous year, also strengthened their brand position.

Itaú has ranked first in many brand rankings every year consecutively, such as Brand DX, where its value increased 6% in 2024, going from R$44.2 billion to R$47 billion.

We were also the top Brazilian brand in the ranking of the world’s most valuable brands in Brand Finance Global 500 2025, most valuable brand (US$8.6 billion) for the eighth consecutive year in Brand Finance Brasil 100 2024 and Most Valuable Brazilian Brands occupying first place on the list for the third consecutive year with a brand value of US$7.4 billion in Kantar BrandZ 2024.

Environmental, Social and Corporate Governance

Itaú Unibanco Group is committed to long-term ESG positive impacts, and those commitments are important drivers of our business and corporate strategy. In 2019, we adopted ten ESG commitments based on the 17 Sustainable Development Goal of the United Nations.

In 2024, we announced our new ESG strategy , which is focused on material issues and ensuring transparency in our accountability to the market and stakeholders. Underpinned by a solid base of governance, our new ESG strategy focuses on three pillars:

•	Sustainable Finance: Our goal is to promote the integration of ESG factors into business strategies through research, advocacy and the development of sustainable products and services, and client engagement, with a focus on opportunities in the sustainable economy.
•	Climate Transition: We aim to improve the resilience of our operations and provide products and services that help customers transition to a low-carbon economy, with a focus on climate adaptation and mitigation.
•	Diversity and Development: Our goal is to promote diversity and inclusion, fostering the social and economic development for individuals and businesses for a fairer and more prosperous country.

The new ESG strategic and key objectives reflect the evolution of previous agendas and seek to generate business that promotes green and inclusive economic development. We continue to monitor and measure current commitments and indicators integrated into our strategy. In this section, we summarize some of the information relating to our ESG Strategy.

Our ESG Report 2024 and Integrated Annual Report 2024, collectively referred to as the “Reports,” are available on our website. Neither the website or the content of the Reports is incorporated by reference into this annual report. Additionally, the statements contained in this section are not indicative of any future results.

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

Environmental

In 2021, we committed to distribute R$400 billion by 2025 by means of corporate loans retail ESG products, green, social, sustainable and sustainability-linked bonds to promote a sustainable, greener and more inclusive economy. As of December 31, 2024, Itaú Unibanco Group had achieved R$469 billion. In 2024, we also reaffirmed the commitment by expanding the timeframe and value of this strategic goal to R$1 trillion in sustainable finance by 2030.

This goal takes into account our prior commitment of R$400 billion and projects additional R$600 billion. Starting on January 2025, new accounting criteria was considered in line with advances in the sustainable finance taxonomy published on the sustainability website.

Additionally, our asset management branch, Itaú Asset Management, is committed to ESG investing. As of December 31, 2024, Itaú Asset Management had R$ 1,033 billion under management and 99.8% of all eligible assets (which include assets under management, except for currencies, commodities, derivatives, and ETFs) were assessed according to ESG company valuation model that estimate the financial impact of social and environmental issues for each investee company. In 2017, we joined the working group for the implementation of the Task Force on Climate-Related Financial Disclosures ("TCFD"), with recommendations for banks and, in 2021, we announced to the market our commitment to becoming a Net Zero Carbon bank by 2050. To this end, we intend to provide active and customized support to our customers in their transition to a low-carbon economy. Annually, we calculate and publish to the market our GHG emissions inventory, assured by a third party. Additionally, considering the relevance of financed emissions (which are carbon emissions arising from the financing we provide) in the environmental impact for financial institutions, we are following the development of the standardized methodology to improve the calculation of our financed emissions.

Social

We have improved our diversity and inclusion indicators. As of December 31, 2024, 52.1% of our management positions in Brazil were held by women and 18.9% were held by black people as compared to 52.0% and 17.7% in 2023, respectively. Pay equity is one of the diversity topics in which we invested time and efforts, especially in recent years. We conduct ongoing studies that allow us to adjust whenever necessary, to ensure gender and racial pay equity in all its departments and at hierarchical levels by using the criteria set forth by Brazilian law that requires comparing staff who perform the same jobs and have the same level of seniority, length of time in a company, and workplace. Our approach to monitor and report any wage gaps between its employees in terms of gender and race is fully based on Article 461 of the Brazilian Labor Law and Law No. 14,611/2023, which provides for equal pay and compensation criteria. We are also committed to raising the awareness of our employees about human rights violations and the importance of building a respectful and healthy work environment. We monitor closely any violations reported within the Itaú Unibanco Group.

Furthermore, in 2024, we invested R$826 million in 1,668 projects related to the promotion of education, sports, culture, urban mobility, diversity and innovation.

Corporate Governance

We have enhanced the accountability of our senior management by strengthening the transparency of our business and financial reports in line with best market practices. We publish annually the Reports based on international reporting standards, such as the Sustainability Accounting Standards Board, the TCFD and the Global Reporting Initiative standards. As such, we provide our stakeholders with access to important indicators and results of Itaú Unibanco Group pertaining to ESG. We continue to be part of several sustainability indices, such as the Dow Jones Sustainability World Index ("DJSI"), the Corporate Sustainability Index (ISE), the Carbon Efficient Index and both the Brazilian Stock Exchange and Bloomberg Gender Equality.

Additionally, we have increased the senior management oversight of ESG-related topics and indicators by creating a specialized ESG committee. In 2020, we created the ESG Committee, composed by senior executives of the bank, to monitor the development of ESG projects, discuss ESG market trends and practices and enhance our ESG strategy.

Dependence on Patents, Licenses, Contracts and Processes

We own, in Brazil and abroad, patents and patent applications related to methods for security code checking and a method that includes training of a machine learning engine for granting access to restricted area. Neither us nor our affiliates depend on such patents to perform our activities.

Risk Management

Taking on and managing risks is one of our activities and, to this end, we must have well-established risk management objectives. In this context, the risk appetite defines the nature and level of acceptable risks to us and the risk culture guides the attitudes necessary to manage them.

We invest in robust risk management processes that are the basis for our strategic decisions to ensure the sustainability of the business and to maximize the creation of shareholder value. These processes are aligned with the guidelines of our board of directors and the executives who, through collegiate, define the global objectives, expressed in goals and limits for the risk management business units. The control and capital management units, in turn, support our management by means of risk and capital monitoring and analysis processes.

The principles that provide the foundations of risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making are:

•	Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction and is therefore concerned with generating shared value for employees, customers, shareholders and society, ensuring the perpetuity of our business. We are concerned with doing business that is good for the client and for us.

•	Risk Culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks mitigate the risks in a conscious manner, respecting the way business is done in an ethical manner.
•	Risk pricing: we act and assume risks in businesses we know and understand and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return.
•	Diversification: we have a low appetite for result volatility and, therefore, we operate with a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business.
•	Operational excellence: we want to be an agile bank, with a robust and stable infrastructure, in order to offer a high-quality service.
•	Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after our reputation.

CMN 4,557/17 provides for the structure of risk and capital management framework. It further highlights the implementation of a continuous and integrated risk integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress test program, the constitution of a Risk Committee and the appointment, to the Brazilian Central Bank, of the Risk Management Officer (CRO), with the attribution of roles, responsibilities and independence requirements.

Furthermore, to effectively manage reputational risks, as detailed in Item 3D – Risk Factors - Reputational Risk - Damage to our reputation could harm our business and outlook, we diligently monitor and mitigate these risks through the following measures: (i) risk appetite metrics; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and prevention of corruption.

Risk Management Overview

Risk appetite defines the nature and level of risks acceptable to our organization, outlining the conditions under which our management will strive to maximize the creation of value.

•	The policy is drawn up and approved by our board of directors, as well as the Risk Appetite Statement:

“We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth, with low volatility through long-term relationships with our clients, correct risk pricing diversified sources of funding and proper use of capital.”

•	Discussed and reported on a regular basis to management bodies, the board of directors and the Audit Committee:

•	Each International Unit (IU) has its Risks Appetite Statement and Framework

There are six dimensions that underpin our risk management structure:

•	Capitalization: Establishes that we should have enough capital to protect us from a stress event without adjusting our capital structure under adverse circumstances;
•	Liquidity: Establishes that our liquidity should be able to support long periods of stress;
•	Credit, Market and Business: Establishes concentration limits, fosters the diversification of revenues to try to maintain low volatility in our business;
•	Operational risk: Centered on controlling operational risk events that could have an adverse impact on our strategy and operations;
•	Reputation: Deals with risks that could impact our brand value and reputation before our customers, employees, regulators, investors and the general public; and
•	Clients: Addresses risks that might compromise customers’ experience and satisfaction.

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

Our risk management committees are structured as follows:

Risk & Capital Management Committee (CGRC)

The CGRC supports our board of directors in performing its duties related to our risk and capital management. It meets at least four times per year and submits reports and recommendations to assist our board of directors with respect to the resolution of certain matters including:

•	Decisions regarding our risk appetite in terms of capital, liquidity, composition of results, operational risk, reputation and customers, ensuring these aspects are aligned with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand;
•	Supervision of our risk management and control activities to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements;
•	Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur;
•	Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance;
•	Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and
•	Fostering improvement in our risk culture.

Superior Commission for Corporate Investment (CSIS)

The CSIS meets on demand and its purpose is to evaluate corporate investments under management of the Wholesale Business segment.

Superior Commission for Market Risk and Liquidity (CSRML)

The CSRML meets monthly and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines.

Superior Operational Risk Commission (CSRO)

The CSRO meets quarterly and is responsible for assessing the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our internal controls and compliance system. The CSRO is our main decision-making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risks.

Superior Products Commission (CSP)

The CSP meets on demand and is responsible for evaluating products, operations, services and processes that are beyond the authority of our products committees that report to the CSP, or that involve risks to our image.

Superior Credit Commission (CSC)

The CSC meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing proposals for which a decision have not been made due to a lack of consensus at the respective committee or in case these credit committees decide to voluntarily submit the proposal for the CSC’s review.

Superior Retail Credit and Collection Commission (CSCCV)

The CSCCV meets on a monthly basis or on demand and is responsible for approving credit policies and assessing the performance of Retail Business’ credit and collection portfolios and strategies.

Superior Wholesale Credit and Collection Commission (CSCCA)

The CSCCA meets on a quarterly basis and is responsible for approving credit policies and assessing the performance of Wholesale Business’ credit and collection portfolios and strategies.

Superior Anti-Money Laundering Committee (CSPLD)

The CSPLD meets on demand and its purpose is to analyze and deliberate on claims involving the opening and/or maintenance of transfers and other services and operations (M&A, credit granting, foreign exchange, Know Your Customer ("KYC") validation, among others) to bidders with greater exposure to money laundering risk.

Asset Liability Capital Committee (ALCCO)

The ALCCO meets on a monthly basis or on demand and evaluates our portfolio in light of active capital and liquidity restrictions, through monitoring capital and liquidity metrics and projections in normal and adverse scenarios, in addition to reviewing the assessment of the materiality of the risks, the need for additional capital for material risks and the quantification methodologies for calculating capital needed for risks.

Superior ESG Commission (CSESG)

The CSESG meets at least quarterly, and is responsible for enhancing ethical and sustainable practices, deliberating on rules and improvements to the Code of Ethics and Conduct and integrity policies. It sets guidelines for the Integrity and Ethics Program, ensures compliance with our sustainability and ESG strategy, and monitors related indicators and projects. The commission also promotes sustainability within the organizational culture and evaluates decisions on private social investment and donations.

Additionally, we have sub-committees, chaired by our chief risk officer (“CRO”), which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above.

International Units Risk Committee (CRUI-R)

The CRUI-R meets on a quarterly basis and presents and discusses major risks and mitigation strategies for the International Units, monitors their risk indicators and risk appetite, and deliberates on situations requiring mobilization of units and management areas in Brazil. Additionally, it assesses the maturity evolution in risk management and governance, ensuring alignment with our strategy.

Technical Commission for Model Evaluation (CTAM)

The CTAM meets every two months or on demand and is responsible for evaluating methodologies and model implementations based on independent opinions from Model Validation areas. Its main functions are to technically approve risk model opinions, decide on the use of disapproved models, recommend and monitor action plans for validated models, and deliberate on significant changes to models already in use. CTAM also monitors the performance of models over time, determining new developments if necessary.

Risk Governance at Foreign Subsidiaries

Our foreign subsidiaries follow the risk management and governance model established by Itaú Unibanco in its policies and guidelines, keeping an effective flow of information on risk levels between each subsidiary and alignment of strategies for maintaining such risks at an acceptable level.

The subsidiaries have independent risk management structures, under a local CRO, that is responsible for controlling and monitoring the risks, as well as developing and ensuring the operation of the risk management activities in line with Itaú Unibanco guidelines. The local CROs report to the local CEO and to corresponding regional CRO, acting in a coordinated manner with our risk management structure. The Regional CROs are responsible for the preventive and integrated management of the risks in the region, ensuring their effectiveness and reporting their status to the Itaú Unibanco Holding CRO.

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

Governance

Our operational risk management unit is comprised of senior management individuals, and reports to our Chief Risk Officer who in turn reports into the Chief Executive Officer. It has well-defined roles and responsibilities in order to segregate and ensure independence from the businesses, to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is under the responsibility of all the different business areas using the risk management framework established independently by the operational risk unit which includes methodologies and procedures, trainings, risk assessments and monitoring of the control environment.

Procedures and Key Indicators

Our management uses corporate methods developed and made available by our compliance and operational risk unit. Among the methodologies, tools and controls used by our management are (i) the self-assessment and the mapping of our prioritized risks, (ii) testing of key controls by the second line and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area officers in specific forums.

Crisis Management

Overview

A crisis is an event of high impact and complexity that is rare and poses a threat to the organization’s strategy, objectives, reputation, or operations. It demands urgent measures to implement corrective actions. Being prepared to manage a crisis event is crucial and can be a game changer for an organization, demonstrating readiness for unforeseen events.

Crisis management is the organization’s capacity to be ready, anticipate, respond, and recover in the face of a high-impact event. Usually, crisis activities are not part of the daily routine of the company, but they should be consciously maintained and built through investments, research, and time.

The Itau-Unibanco Crisis team is responsible for dealing with any type of crisis, including but not limited to technology gaps or failures, cyber-attacks, regulatory issues, government issues, financial problems, operational gaps or failures, and reputational events.

As a preventive practice, and to anticipate events, we take several actions in our routine, such as:

•	Benchmarks
•	Early detection of vulnerabilities
•	Tabletop exercises
•	Creating a knowledge database of events

Governance

Our procedures are managed by the crisis management team and frequently audited by the internal audit team. For every change, inclusion, or modification, there is an approval process that goes up to the risk director. We review our sensitive data, criteria, and main contacts every two months, and we conduct internal exercises to refine all procedures regarding crisis events. Additionally, we are responsible for the governance of the recovery runbooks for the main areas of the organization.

Procedures and Key Indicators

We use a crisis calculator that allows the team to classify any kind of event that demands action from the crisis team. The crisis calculator was developed to support the assessment of the criticality of events. This tool is used in Brazil by the Crisis Management team to classify and decide on actions to take in the event. The axes considered are recovery (resumption of operations) and impact (considering brand and customers), based on the scenario of the event and the impacted products.

We register all events in a database to analyze tendencies, main issues, and critical products and areas. This database is used to create our productivity indicators as well.

Business Continuity

Overview

Business continuity refers to an organization's ability to maintain its essential operations during and after a significant disruption. This concept encompasses the preparation, response, and recovery from events that can negatively impact critical business processes. Business continuity management aims to ensure that the company can operate effectively, minimizing the impacts of crises and maintaining the trust of customers, shareholders, and strategic partners.

Governance

The governance of business continuity at Itaú Unibanco is managed by an independent area responsible for developing, implementing, and monitoring the Business Continuity Program (BCP). This area is tasked with conducting Business Impact Analyses (BIA), identifying critical processes, establishing recovery and contingency plans, and ensuring that all procedures are aligned with best practices and applicable regulations. Additionally, governance includes conducting periodic tests, internal and external audits, and continuous review of continuity plans to ensure effectiveness and readiness in case of disruptions.

Procedures and Key Indicators

Itaú Unibanco’s Corporate Business Continuity Management Program follows a workflow based on ISO 22301 and BS 11200, best practice guides as the Business Continuity Institute (“BCI”), Disaster Recovery Institute International (“DRII”) and other regulatory requirements as determined by the local regulators of the various segments that we must follow (Central Bank, SUSEP, CVM, ANBIMA, etc.).

Itaú Unibanco's Business Continuity Program (“BCP”) was developed to protect its customers and employees, ensure the continuity and data integrity of our critical processes at tolerable levels of impact, safeguard revenues and sustain both the stability of the markets in which we operate and the trust of our customers, stockholders and strategic partners.

As part of such programs, we apply a Business Impact Analysis (“BIA”), which is a process that assesses the potential effects of an interruption on critical business services, identifying the operations that are vital to our adequate functioning and estimating the impact of not being able to perform these functions during a specific period of time. This interruption may be caused by failures arising from human, natural, climatic, environmental, social, technological risks or due to data integrity failure.

Based on the findings, business continuity solutions are established to address the requirements necessary to the recovery, continuity and resumption of the process and its added value chain. Our plans are developed in a modular way and, depending on the type of interruption, one or more modules can be activated. The BCP consists of the main plans below:

•	Disaster Recovery Plan: Resilience strategies that, after technological failures or interruption of the main datacenter, resume and reestablish critical processes, activities and resources (e.g. technological infrastructure, telecommunications, systems, applications and data).
•	Workplace Contingency Plan: Defined strategies so that critical processes and products/services continue to operate at an alternative workplace if the primary location becomes inoperative or inaccessible, according to internal procedure.
•	Emergency Plan: Emergency procedures to ensure the safety of all affected people (e.g. employees, customers) in case of any emergency, provides instructions for evacuation, communication, etc.
•	Business Workaround Plan: Activation of an alternative procedure due to application or procedure unavailability.
•	External Events Contingency Plan: Activation of contingency procedure due to external events that affect the continuity of critical business processes, e.g., pandemic.

The modules within our BCP are independent, meaning they can be activated individually, yet they remain integrated to ensure seamless functionality. For example, workplace contingency sites are designed to connect both to our primary site and to our disaster recovery site, ensuring operational resilience in the event of disruptions.

Additionally, our BCP employs a communication tree structure, which facilitates the efficient dissemination of information to many employees, enhancing coordination during contingency events.

Besides the internal audits, our BCP is subject to regulatory assessments, external audits and corporate governance practices. The BCP has also been evaluated in the DJSI, the ISE of B3, by independent authorities and by the Central Bank.

The contingency plans are tested usually once a year or whenever a major change occurs (systems, market, regulations, etc.). In addition, our program is designed to assess potential crisis threats as well as ongoing ones that could impact us. This assessment enables the implementation of appropriate mitigation measures to reduce potential risks. The structure in place, as outlined above, provides a better performance in the face of a crisis, allows for an adequate response to significant events. Our framework further defines methodologies for identifying and classifying events with potential negative impacts. Based on this classification, it establishes response teams and action plans.

Cybersecurity Management and Processes

For information on our Cybersecurity and Management Process, see “Item 16K – Cybersecurity”. For further information on the adverse effects arising from cybersecurity risks, see “Item 3D. Risk Factors – Business Operations - Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us".

Regulatory or Compliance Risk

We consider regulatory or compliance risk as the risk of sanctions, financial losses or reputational damage resulting from non-compliance with legal and regulatory requirements, failure to comply with local and international market standards, commitments to regulators, public commitments, self-regulatory codes and codes of conduct to which Itaú Unibanco subscribes.

Compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing the impact on Itaú Unibanco’s areas, and monitoring actions taken to comply with the regulatory requirements and other obligations mentioned in the previous paragraph.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to manage the relationship between us and the regulator, self-regulatory bodies and the representative entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees as established by internal policies.

The Adequacy of the Operating Structure and Internal Controls to Verify the Effectiveness of the Policy Adopted

The structure adopted is adequate and able to monitor market risks in accordance with policies set and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines:

•	First line - Represented by the Business and Support areas: it is directly responsible for identifying, measuring, assessing, understanding and managing the risks of their departments in order to maintain the exposures adjusted to the established limits, as well as documenting and storing information related to the losses incurred in their activities. It must promptly report to the Risk Department any unexpected potential risks identified in the development of the control activities;
•	Second Line – Represented by the Risk Department, its purpose is to ensure, in an independent and centralized manner, that ’our risks are managed in accordance with the established policies and procedures in order to define parameters for the risk management process and its supervision;
•	Third Line - Represented by the Internal Audit Department, it is responsible for, among other things, verifying, in an independent and periodic manner, the adequacy of processes and procedures for the identification and management of risks.

The activity of the second line is carried out by the Compliance and Operational Risk Department, which is structurally separated from the business and support areas, thus ensuring their independence.

With respect to its activities, the second line is responsible for contributing to the first line regarding compliance with its responsibilities related to risk management and developing and providing methodologies, tools, systems, infrastructure and governance that are necessary to support risk management. Additionally, it must advise, in an independent and proactive manner, on the risk management of the business.

Social and Environmental Risk Management

We understand social, environmental and climate risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls.

Apart from dedicated teams in first, second and third lines of defense, we also have a dedicated social, environmental and climate risk committee, whose main role is to evaluate and deliberate on institutional and strategic matters, products, operations, services, among other related topics associated with social, environmental and climate risks, including climate change risks which also pose relevant risks for the whole financial industry.

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

Country Risk

Country risk refers to the potential losses caused by the inability of borrowers, issuers, counterparties, or guarantors to meet their obligations due to political, economic, or social events, as well as actions taken by the government of the country in which these entities are located.

We have a dedicated structure for the management and control of country risk, supported by corporate bodies and dedicated teams, with responsibilities that are clearly defined in our policies. We follow a structured and consistent process for managing and controlling country risk, which includes: (i) assigning country’s ratings; (ii) defining country’s limits; (iii) monitoring compliance with established limits; and (iv) monitoring country’s exposures, including transfer risk and total sovereign risk.

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

Money Laundering Prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. Itaú Unibanco became the first financial institution in Brazil to establish a board dedicated to Anti-Money Laundering.

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

In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes pillars, such as policies and procedures;  identification processes such as KYC, Know Your Partner (“KYP”), Know Your Supplier (“KYS”) and Know Your Employee (“KYE”) procedures; evaluation of new products and services; sanctions compliance; monitoring, selection and analysis of suspicious operations or situations; reporting suspicious transactions to regulators and authorities; and training.

This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by our board of directors, audit committee, compliance and operational risk committees, risks and capital management committee and the anti-money laundering committee.

For further information on money laundering regulation, see “Item 4B. Business Overview––General Laws and Regulations Affecting the Financial System—Anti-Money Laundering Regulation.

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

For further information about politically exposed persons, see “Item 4B. Business Overview––Risk Management––Money Laundering Prevention––Politically Exposed Persons (PEPs).

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

Brazilian Financial System Regulatory Framework

We summarize below key rules and regulations that have been issued by the CMN and the Central Bank and other regulators, including those based on the Basel Committee on Banking Supervision (“BCBS”) and other international standards and guidance, and that have been consistently applied to Brazilian financial institutions and other institutions authorized to operate by the Central Bank throughout the years. We believe these rules and regulations are the base of the Brazilian financial system regulatory framework. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, (the "Banking Law"). The Banking Law sets forth monetary, banking and credit policies and created the CMN.

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

The Central Bank supervises financial institutions by:

•	setting minimum capital requirements, compulsory deposit requirements and operational limits;
•	authorizing corporate documents, capital increases, acquisition or increases of interest in companies and the establishment or transfer of principal places of business;
•	authorizing the establishment of subsidiaries, representative offices or branches, in Brazil or abroad (for further information, see “Item 4B. Business Overview ––Capital Adequacy and Leverage–– Regulation of Branches and Subsidiaries”);
•	authorizing changes in shareholder control of financial institutions;
•	requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
•	requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

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

Self-Regulatory Entities

The Brazilian financial and capital markets are also subject to self-regulation by certain entities, divided by field of activity. These self-regulatory entities include, among others, market associations such as ANBIMA, ABECS, FEBRABAN, the Brazilian Association of Publicly Held Companies (Associação Brasileira das Companhias de Capital Aberto) (“ABRASCA”), and the B3.

Main Insurance, Health and Pension Plan Regulatory Entities in Brazil

The Brazilian National Council of Private Insurance (Conselho Nacional de Seguros Privados) (“CNSP”) is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities.

SUSEP is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible for regulating and supervising the insurance, open private pension funds, capitalization and reinsurance markets in Brazil and their participants.

The ANS is an authority linked to the ministry of health of Brazil (Ministério da Saúde) responsible for regulating and supervising the health insurance market in Brazil and its participants.

Principal Limitations and Obligations of Brazilian Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, the limitations and obligations concern the offering of credit, the concentration of risk, investments, operational procedures, loans and other transactions in foreign currency, and the management of third-party funds and microcredit. Under the Banking Law, financial institutions may not:

•	operate in Brazil without the prior approval of the Central Bank;
•	hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Central Bank, unless (i) the equity interest is held through the investment banking unit of a universal bank or through an investment bank, (ii) the equity is from a company located in Brazil and is accounted for on a temporary nature, or (iii) the equity represents minority shares in financial organizations and institutions abroad exclusively held for purposes of accessing export financing instruments and foreign exchange. In cases where the acquisition of equity interest is subject to the prior approval of the Central Bank, the subsidiaries’ activities should be complementary or related to the financial institution’s own main activities;
•	own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank;
•	grant credit transactions to certain related individuals and legal entities;

•	hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital. For further information on the requirements, see “––Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”;
•	grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. For further information on the requirements, see “––Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”;

In addition, pursuant to the Banking Law, financial institutions are required, among others, to:

•	deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements). For further information on compulsory reserve requirements, see “––Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”;
•	maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by BCBS and implemented by the Central Bank. For further information on the Basel requirements and their implementation in Brazil, see “––Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”;
•	if a domestic systemically important financial institution, prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios. For further information on our recovery plan, refer to our Investor Relations website (see “Menu - Results and Reports - Regulatory Reports - Pillar 3 -Risk and Capital Management – Pillar 3”) which is not incorporated by reference into this annual report; and
•	create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions.

Capital Adequacy and Leverage

The Central Bank supervises the Brazilian banking system in accordance with the guidelines and other applicable regulations issued by the BCBS. For this purpose, banks provide the Central Bank with the information it deems useful to perform its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks.

The main principle behind the directives of BCBS is that a bank’s own resources must cover its main risks, including credit, market and operational risks.

Brazilian financial institutions are subject to capital measurement and standards based on a risk-weighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by BCBS on the Basel III framework.

Basel III Framework

The Basel III framework, issued on December 16, 2010 and fully implemented by January 1, 2019, increased the minimum capital requirements, requiring banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new leverage ratio (“LR”), defined as Tier 1 Capital divided by the bank’s total risk weighted exposure.

Additionally, Basel III implemented a liquidity coverage ratio (“LCR”), which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio (“NSFR”), which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the bank’s’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to additional Common Equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks and to global systemically important banks (“G-SIBs”). The assessment of which financial institutions are G-SIBs is based on indicators that reflect size, interconnectedness, substitutability/financial infrastructure, cross-jurisdictional activity, and complexity. No Brazilian bank was included in the latest list of G-SIBs issued on November 26, 2024, by the Financial Stability Board (“FSB”).

BCBS has also issued a framework for the regulation of domestic systemically important banks (“D-SIBs”), which supplements the G-SIBs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

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

Brazilian banks’ regulatory capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is divided into two elements: Common Equity Tier 1 Capital (capital principal), which represents common equity capital and profit reserves after adjustments and Additional Tier 1 Capital (capital complementar), which represents subordinated debt and equity instruments authorized by the Central Bank.

To qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event.” A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária)(“RAET”) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. For further information of our use of such instruments, see “5B. Liquidity and Capital Resources—Tier 2 Subordinated Financial Bills” and “5B. Liquidity and Capital Resources—Perpetual Subordinated Financial Bills Issuance.”

The additional core capital requirement is subdivided into three elements: the capital conservation buffer (adicional de conservação de capital principal), the countercyclical capital buffer (adicional contracíclico de capital principal) and the additional principal capital of systemic importance (adicional de capital principal sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The additional principal capital of systemic importance seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the additional core capital requirements, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; (iii) pay the instrument’s interest and (iv) repurchase its own shares and effect reductions in its share capital. We are considered a domestic systemically important financial institution, hence having to fulfill the 1% additional core capital for additional principal capital of systemic importance (adicional de capital principal sistêmico). For further information on our regulatory capital (patrimônio de referência) and our additional core capital (adicional de capital principal), see “5A. Operating Results—Capital Adequacy.”

Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis. For further information on our LCR, see “5A. Operating Results—Liquidity Ratios” and “5A. Operating Results—Liquidity Ratios—Liquidity Coverage Ratio.”

The following table sets forth the minimum capital ratios and LCR requirements under Basel III implemented by the Central Bank, as applicable to us as of December 31, 2024. The figures presented below refer to the percentage of our risk-weighted assets:

Since October 1, 2015, banks are required to prepare public disclosures of their LR on a quarterly basis. In November 2017, the CMN established the minimum limit for the NSFR and the LR to be observed by certain Brazilian financial institutions, including those classified as segment 1 (“S1”) pursuant to CMN regulation, such as us.

According to CMN regulations, financial institutions and groups are classified in segments and authorized to operate for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. Out of the five possible segments, we are classified as S1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution.

The NSFR corresponds to the ratio between the available stable funds (recursos estáveis disponíveis) (“ASF”), and the required stable funds (recursos estáveis requeridos) (“RSF”), of the financial institution. The minimum limit for the NSFR for Segment 1 financial institutions, such as us, is 100%. The LR consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital, and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule determines the threshold of 3% as the minimum requirement for the LR for S1 financial institutions. For further information on our NSFR, see “5A. Operating Results—Liquidity Ratios—Net Stable Funding Ratio.”

CMN regulation also defines the entities that compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions and establishes certain financial statement requirements that apply to them. For further information on the requirements, see “4B. Business Overview—Capital Adequacy and Leverage—Consolidated Enterprise Level (conglomerado prudencial).”

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

Pillar 3 Report

Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. On March 23, 2023, the Central Bank issued Resolution No. 306, altering several prudential rules. Among other changes, two new topic sections were included in the Pillar 3 report: (i) the comparison between the risk weighted asset (“RWA”), amounts calculated through the standard approach and through the internal ratings based (“IRB”) approaches, and (ii) the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect.

We are required to publish this report on a consolidated basis covering the following topics:

•	prudential indicators and risk management;
•	comparison between accounting and prudential information;
•	capital composition;
•	macroprudential indicators;
•	leverage ratio;
•	liquidity indicators;
•	credit risk;
•	counterparty credit risk (CCR);
•	securitization exposures;
•	market risk;
•	risk of interest rate fluctuation in instruments classified in the banking book (IRRBB);
•	remuneration of administrators;
•	comparison between RWA calculated in the standardized approach and in the internal models approach;
•	linked assets (assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect); and
•	operational risks.

The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed.

Risk Weighted Asset Calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of RWA to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at “www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas“ which is not incorporated by reference into this annual report.

For further information, see “5A. Operating Results—Capital Management––Requirements and Capital Composition” and “5A. Operating Results—Capital Adequacy.”

On April 26, 2023, the Central Bank issued Resolution No. 313, which came into effect in July 2024 and addresses the second phase of the Central Bank’s market risk framework (Fundamental Review of the Trading Book) (“FRTB”). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading book (“RWADRC”). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate hedging mechanisms into their portfolios to reduce effective exposure to risk.

In respect of operational risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which came into effect by January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for required capital for risk-weighted assets (“RWAOPAD”) currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

On September 24, 2024, the Central Bank launched Public Consultation 106 to introduce the minimum LR requirement on individual or sub-consolidated basis, in the case where there is free transfer of resources between the entities on the same prudential conglomerate, as well as applying minimum limits for the LCR on a sub-consolidated basis, adapting national regulation to Basel III standards.

Additionally, on November 2024, the CMN issued Resolution No. 5,187, which establishes requirements for the planning and resolution processes of institutions under the supervision of the Central Bank. Pursuant to this resolution, which will be implemented gradually until January 2028, financial institutions, including us, must prepare the Recovery and Organized Exit Plan (“PRSO”), which is designed to contribute to the solidity, stability and regular functioning of the National Financial System (Sistema Financeiro Nacional) (“SFN”).

On December 23, 2024, the CMN and the Central Bank issued CMN Resolution No. 5,199 and Central Bank Resolution No. 448 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and by based on IFRS 9 (CMN Resolution No. 4,966). This transition schedule, expected to begin in December 2025 and end in January 2028, aligns with BCBS recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9. The approved regulation partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. Details on the implementation will be communicated in due course and the rules came into force on January 1, 2025.

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

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	-	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty ("PD"), by the potential for recovery on defaulted credits for each transaction, as described in Note 2(c) Accounting policies, critical estimates and material judgments - IV - Financial assets and liabilities and Note 32 Risk and Capital Management, of our audited consolidated financial statements. The risk levels are categorized as:

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

(i).	Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its office and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt measures aimed at the resumption of the financial institution's regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.
(ii).	Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution's management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the institution’s financial condition, which can expose assets to risk and harm the financial institution's creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.
(iii).	Extrajudicial liquidation: a process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution's activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.
(iv).	In the course of the special regimens described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Guarantee Fund (Fundo Garantidor de Crédito) (“FGC”). The FGC provides deposit insurance for certain financial products. It guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are covered by the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

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

Law No. 14,112/20 replicates, with some adjustments, the provisions of the United Nations Commission on International Trade Law Model Law on Cross-Border Insolvency. It sets out rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.

Bank Secrecy

Brazilian financial institutions must maintain the secrecy of banking operations and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances under which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

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

Complementary Law No. 105, of January 10, 2001, also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax (the “2007 Agreement”). Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Proceedings for Administrative Sanctions in the Brazilian SFN, the SPB and Capital Markets

Legal violations under Brazilian banking, payments and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506, dated November 13, 2017, as supplemented by Central Bank Resolution No. 131/21 and CVM Resolution No. 45/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System (Sistema de Pagamentos Brasileiro) ("SPB") and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million, respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv)  the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

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

Insurance Regulation

The insurance business in Brazil is regulated by CNSP and SUSEP. Insurance companies require SUSEP approval to offer their products. Insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event that an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under CNSP and SUSEP rules, and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

On December 10, 2024, the new Law No. 15,040/2024 was published, establishing private insurance rules, repealing the previous provisions of the Brazilian Civil Code and amending Decree No. 73/1966. The new law aims at ensuring that insurers protect the legitimate interests of policyholders and beneficiaries against predetermined risks by paying a premium. The main points of the law include (i) strengthening transparency in contractual relationships; (ii) adjustments in claims regulation; and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. The law will come into force in December 2025.

Also, on January 15, 2025, Law No. 213/2025 was published providing complimentary changes on Decree No 73/1966, including provisions regarding administrative sanctioning proceedings, cease-and-desist commitments (termos de compromisso) and legal authorization to insurance unions (cooperativas de seguro) and mutual associations.

Asset Management Regulation

The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration.

We provide several services in the capital markets and, in particular, we perform activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities.

The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Compensation of Board of Directors and Board of Officers of Financial Institutions

According to CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total variable compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the company or business area records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid (“Malus”) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Group, which also affect other financial institutions and are not related to management actions or omissions. The compensation committee may decide to apply the Malus even in these cases.

Our compensation policy complies with CMN’s regulatory requirements and applies to the members of the board of directors and the board of officers in Brazil, which represent the majority of our management (“Compensation Policy”). Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Furthermore, we adopted the clawback policy which consists of the recovery of compensation granted or paid in excess in the event of restatement of financial results. For further information, see “Item 6B—Compensation”.

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

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by the IASB. For further information, see “Presentation of Financial and Other Information— About our Financial Information.” Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. For further information on fees and services of the principal auditors, see “Item 16C. Principal Accountant Fees and Services”.

CMN regulation also requires financial institutions and certain other authorized entities to create a corporate body designated as the “audit committee,” if such entities are registered as publicly held companies; considered leaders of a regulatory conglomerate in the S1, S2 or S3 categories or considered S1, S2 or S3 companies. To obtain more information concerning our audit committee, see “Item 6C. Board Practices––Board of Directors Committees––Audit Committee.”

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

In the end of 2021, the CMN issued new rules establishing new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The rules intend to align the accounting criteria with best international practices, including the IFRS 9 – Financial Instruments and IFRS 16 – Leases standards issued by the IASB, and came into effect on January 1, 2025.

In 2023, the Central Bank issued a rule establishing accounting procedures to define the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; and establishing parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk, among other changes. This rule entered into effect on January 1, 2025 in regards to the provisions relating to the accounting of financial instruments.

Also in 2023, CVM issued a rule requiring publicly listed companies in Brazil, such as us, investment funds, and securitization companies to prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board ("ISSB"). The compliance with such standards will become mandatory as of the fiscal years beginning on January 1, 2026.

Instant Payments

In November 2020, pursuant to Central Bank Resolution No. 1/2020 (“Pix Regulation”), the Central Bank implemented the Instant Payment Arrangement (“Pix Arrangement”), an instant payment ecosystem which settlement is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; lowered costs; and enhanced customer experience. Participation in the Pix Arrangement is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts. Since then, the Central Bank continues to regulate the Pix Arrangement by also improving client protection measures, enhancing transaction security, expanding functionalities, and ensuring broader financial inclusion.

Open Finance

On May 4, 2020, the Central Bank and CMN published Joint Resolution No. 1/2020, amended by Joint Resolution No. 10 of July 4, 2024, setting out the framework for the implementation of open finance in Brazil. From that date on, CMN and the Central Bank have issued complementing regulations. The Brazilian open finance model comprises financial institutions, payment institutions and other entities authorized to operate by the Central Bank, making it possible to share, via integration of information systems and upon customer’s authorization, data on products and services, customer records and transactions. Open finance also includes, but is not limited to, the provision of initiation payment services and forwarding loan proposals through digital correspondent agents. Since May 2024, the Central Bank and the CMN continue to regulate the open finance, introducing new regulations aiming at enhancing payment transactions via the Pix Arrangement, simplifying payment initiation processes and facilitating contactless payments, providing for a new framework for governance (including the foundation of the Open Finance Association) and also making adjustments to mandatory participation requirements for institutions in the open finance ecosystem.

Additionally, on December 20, 2024, the Central Bank issued Normative Ruling No. 575, introducing version 2.0 of the Open Finance Monitoring Manual. This updated manual establishes rules and procedures for the Open Finance Governance Structure and repeals Normative Ruling No. 441.

DREX, Real Digital

Additionally, on April 27, 2023, the Central Bank issued Resolution No. 315, which establishes formal rules applicable to the pilot project of the former Real Digital, now Drex (“Drex”), and the Executive Management Committee of the Drex platform. Resolution No. 315 provides that a select group of financial institutions subject to supervision of the Central Bank would be allowed to participate in the pilot project and, based on their corresponding business model, these institutions are deemed to have the capacity to test transactions involving the issuance, redemption or transfer of financial assets, as well as to execute the simulation of financial flows resulting from trading events when applicable to financial assets subject to the test. On May 24, 2023, the Central Bank disclosed a list of 14 selected participants, which included us. The Central Bank began incorporating participants into the Drex pilot platform in June 2023.

Resolution No. 315 was amended by Resolution No. 382 on May 22, 2024. Following this amendment, the Central Bank published the second phase of the Drex pilot program. On September 23, 2024, the Central Bank announced a list of 13 selected projects, which includes a project that will be developed by us, Bradesco and Banco do Brasil focused on the use of bank deposit certificates (“CDBs”) as collateral for loans.

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

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested, including but not limited to on-lending to Brazilian companies and financial institutions. Cross-border loans, in which one the borrower is in Brazil and the other party is abroad, require reports to the Central Bank. Financial institutions may also grant loans indexed to a foreign currency to their clients on limited situations stablish in law. For further information about tax on foreign exchange transactions, see “Item 10E. Taxation”.

In addition, Law No. 14,286/2021 sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30% of their regulatory capital.

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

Accordingly, the analysis of the capital composition of financial institutions is performed for foreign shareholders in the same way that it is performed for Brazilian shareholders. Any investment in common shares would be dependent on the Central Bank’s authorization. Foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Foreign investments in Brazil shall be registered with the Central Bank and/or the CVM, as applicable, subject to the restrictions and requirements set forth in the local regulation. For over 25 years, we have been trading ADRs for our preferred shares in the U.S. market. Foreign interest in our share voting capital is currently limited to 30% (thirty percent).

On February 7, 2022, the CVM issued Resolution No. 64, which exempts non-resident individual investors from the specific registration requirement with the CVM, provided that their representatives (who must register with the CVM prior to the non-resident investor operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM’s electronic systems.

On December 3, 2024, the Central Bank and the CVM issued Joint Resolution No. 13, which facilitates the entry of foreign investors in the Brazilian financial and capital markets. The rule introduced the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad, without the need of converting these availabilities into portfolio investments by means of the execution of a simultaneous and symbolic foreign exchange transaction, which was previously required under CMN Resolution No. 4,373, as well as the possibility of the foreign investor making an investment directly from a nonresident checking or payment account in reais opened with a local financial or payment institution. Reporting and local representation requirements applicable to this type of investment were also simplified.

Changes to Rules Applicable to Agribusiness Receivables Certificates, Real Estate Receivables Certificates and Other Incentivized Instruments

On February 1, 2024, the CMN issued Resolutions Nos. 5,118 and 5,119, introducing changes to the collateral eligibility and maturity periods for agribusiness receivables certificates (“CRAs”), real estate receivables certificates (“CRIs”), agribusiness credit letters (“LCAs”), real estate credit letters (“LCIs”), and Brazilian covered bonds (“LIGs”), which are important securitization and funding instruments. Resolution No. 5,118 restricts CRIs and CRAs from being backed by debt securities of publicly held companies, financial institutions, such as us, or related parties unless the primary business of the underlying debt aligns with real estate or agribusiness. The changes came into effect immediately for new issuances but did not affect existing contracts. Resolution No. 5,119 prohibits LCAs from funding rural credit with federal subsidies, gradually limits certain credit instruments from being used as collateral until July 1, 2025, extends the minimum maturity for LCAs to nine months, and aligns LCIs and LIGs with real estate credit types, extending their minimum maturity to twelve months. The resolutions took effect on February 2, 2024, except for the prohibition on using LCA proceeds for rural credit with federal subsidies, which came into force on July 1, 2024.

Changes To Rules on Environmental, Social and Climate Risks for Granting Rural Credit.

On December 19, 2024, the CMN issued a new rule on environmental impediments to granting rural credit, establishing criteria that must be observed by financial institutions, such as us, must follow when contracting these operations.

Under this rule, rural credit must be denied in cases involving environmental irregularities, labor violations, or land use restrictions. This includes properties with an irregular Environmental Rural Register, embargoed lands, conservation units, indigenous or quilombo territories, agrarian reform settlements, and public forests, as well as projects involving the suppression of native vegetation.

The rule also mandates that if any non-compliance with any environmental obligations related to the financed rural property is identified during the term of the financing, the credit operation may lose the benefits granted to rural credit operations. The credit instrument must have a contractual clause with this provision.

Real Estate as Collateral for Credit Operations

On December 19, 2024, the CMN issued CMN Resolution No. 5,197, which amends CMN Resolution No. 4,676 of July 31, 2018 to update definitions and establish innovations for credit transactions, including the possibility of using property as collateral in more than one real estate credit operation and deals with members of the Brazilian Savings and Loan System (“SBPE”), the Housing Finance System (“SFH”), and the Real Estate Financing System (“SFI”). This change is established pursuant to Law No. 14,711, known as the Legal Framework for Guarantees. In addition to establishing the general conditions and criteria for the contracting of real estate financing by financial institutions such as us, the rule also regulates the allocation of funds raised in savings to real estate credit operations and establishes the criteria for contracting such operations. CMN Resolution No. 5,197 will come into force on July 1, 2025.

Regulation on Payment Agents and Payment Arrangements

The regulation issued by the Central Bank, determines, among other aspects: (i) consumer protection, anti-money laundering compliance and risk prevention systems that should be observed by payment agents and payment arrangers; (ii) the procedures for incorporation, organization, authorization and operation of payment agents, as well as transfer of shareholding control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the SPB; and (v) rules related to payment accounts, which are divided into prepaid and postpaid accounts and require the allocation of the totality of their balance to a special account at the Central Bank or investment in government bonds.

Regulations on ESG Requirements Applicable to Financial Institutions

Financial institutions are required by CMN regulation to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática) (“PRSAC”), which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and services, suppliers, investors, personnel, and any persons affected by the financial institution’s activities.

The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers, and seeks to contemplate the recommendations of the TCFD at the national regulatory level. It also requires the preparation of an annual Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas) (“GRSAC Report”) by financial institutions classified in segments S1, such as us, S2, S3 and S4.

Authorized institutions classified in segments S1, such as us, S2, S3, and S4, must remit to the Central Bank information regarding social, environmental, and climate risks related to their exposures to credit and securities transactions, as well as those of the respective debtors under these transactions. CVM regulation also provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil.

Further, SUSEP regulation provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. These entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above.

We are continuously improving our climate strategy. Our public reports are aligned with TCFD recommendations and seek to implement best practices on climate-related governance, strategy, risk management, metrics and targets. We are committed to achieving net zero GHG emissions across our operations and financing activities by 2050 in line with the Net Zero Banking Alliance (“NZBA”) guidelines. As such, we disclose our financed emissions based on the Partnership for Carbon Accounting Financials (“PCAF”). We report our direct emissions “Scope 1,” emissions from energy consumption “Scope 2,” and indirect emissions “Scope 3,” including those from our credit portfolio. Recognizing that financed emissions are the most significant for a bank, we acknowledge that reaching net zero depends on the decarbonization efforts of our clients and the broader real economy. To support this transition, we have published the decarbonization objectives for high GHG-emitting sectors we finance.

Additionally, by 2030, Itaú Unibanco aims at reducing its combined Scope 1 and 2 emissions by 50%, as well as achieve a 50% reduction in Scope 3 emissions (except for category 15), using 2023 as the baseline year.

Recognizing that the innovation agenda is essential for our decarbonization and the transition of our clients, in 2022 we launched Cubo ESG, a platform for entrepreneurs who want to transform the environmental and social reality of Brazil and Latin America. In addition to positioning and communication, the hub aims at generating knowledge, innovation and connections for low-carbon solutions.

We continue to advance our commitment to achieve sustainable development. In 2024, we fully met the R$400 billion commitment for sustainable finance we had established in 2021. We have set a new ambition to mobilize R$1 trillion in sustainable finance between January 2020 and December 2030. To achieve these objectives, we collaborate with the financial industry, through working groups such as the Brazilian Business Council for Sustainable Development and the United Nations Environment Program and through commitments such the Principles for Responsible Banking and the NZBA itself.

On November 21, 2024, the CMN issued Resolution No. 5,185, requiring larger financial institutions, such as us, to prepare and disclose a sustainability report along with their financial statements. The report must adhere to international standards (IFRS S1 and S2) and Brazilian sustainability pronouncements and we are working to adhere to such standards. The compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026.

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

On December 21, 2023, the Central Bank and CMN also regulated the portability of the outstanding balance of credit card invoices (revolving credit and invoice installments) and other post-paid payment instruments, through Resolution No. 5,112, which came into force on July 1, 2024. Among other provisions, Resolution No. 5,112, provides that a credit card financing debt portability proposal from a new institution must be structured as a single, consolidated credit operation. If the original creditor institution makes a counterproposal, it must present the client with at least one comparable, consolidated operation that matches the repayment term of the operation offered by the proposing institution, for the purposes of cost comparability.

Credit Derivatives

On August 22, 2024, the CMN issued Resolution No. 5,166, which updates the regulations for issuing Structured Operations Certificates ("COEs"), by financial institutions, and Resolution No. 5,167, which expands the list of credit events recognized in credit derivative transactions. Resolution No. 5,167 enhances the credit derivative framework, enabling institutions to manage risks, thus promoting greater use in the Brazilian market; while Resolution No. 5,166 introduces a new COE tied to credit risk, requiring returns based on protection against credit events and market value fluctuations. Both align with international practices and allow self-regulatory entities to define new credit events. These resolutions came into effect on September 2, 2024.

Recent Developments on Prudential Regulation

On April 26, 2023, the Central Bank issued Resolution No. 313, which came into effect in July 2024 and addresses the second phase of the Central Bank’s market risk framework (FRTB). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading book (RWADRC). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate hedging mechanisms into their portfolios to reduce effective exposure to risk.

In respect of operational risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which came into effect by January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for RWAOPAD currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

On September 24, 2024, the Central Bank launched Public Consultation 106 to introduce the minimum LR requirement on individual or sub-consolidated basis, in the case where there is free transfer of resources between the entities on the same prudential conglomerate, as well as applying minimum limits for the LCR on a sub-consolidated basis, adapting national regulation to Basel III standards.

Additionally, the CMN published Resolution No. 5,187, which establishes requirements for the planning and resolution processes of institutions under the supervision of the Central Bank. Pursuant to this resolution, financial institutions, such as us, must prepare the PRSO, which is designed to contribute to the solidity, stability and regular functioning of the SFN.

On December 23, 2024, the CMN and the Central Bank issued CMN Resolution No. 5,199 and Central Bank Resolution No. 448 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and based on IFRS 9. This transition schedule aligns with the BCBS recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9. The approved regulation partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. Details on the implementation will be communicated in due course, the rules came into force on January 1, 2025.

Insurance Collateralizing Credit Transactions

In 2023, Federal Law No. 14,652 was enacted, and in 2024, the Central Bank and SUSEP issued Joint Resolution No. 12, which allows private pension plans and capitalization bonds to be granted as collateral for credit transactions. The resolution outlines specific conditions and operational procedures for financial and insurance/capitalization institutions to implement this collateralization. This regulatory development aims to expand the range of assets that individuals can leverage to secure credit transactions, potentially enhancing credit accessibility in the Brazilian financial market.

General Laws and Regulations Affecting the Financial System

We summarize below other laws and regulations that generally affect the Brazilian financial system. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.

Anti-Corruption Law

The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability (that is, regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings, including company dissolution, prohibition against obtaining financing from public entities and prohibition against participating in public biddings. A presidential decree also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:

•	To our Investor Relations website (see – “Menu – Itaú Unibanco – Corporate Governance – Policies – Corporate Corruption Prevention Policy”) from which you can electronically access further details about our anti-corruption Corporate Policy.
•	To our Investor Relations website (see – “Menu – Itaú Unibanco – Corporate Governance – Policies – Corporate Policy on Integrity, Ethics and Conduct”) from which you can electronically access further details about principles that guide the institution to act with integrity, ethics, and responsibility.
•	To our Investor Relations website (see – “Menu – Itaú Unibanco – Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program.

None of our Investor Relations website and the policies, programs and guidelines mentioned above are incorporated by reference into this annual report.

Anti-Money Laundering Regulation

Law No. 9,613, as amended, (“Brazilian Anti-Money Laundering Law”) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines.

The Brazilian Anti-Money Laundering Law also created the Council for Financial Activities Control (Conselho de Controle de Atividades Financeiras) (“COAF”), which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction.

In compliance with the Brazilian Anti-Money Laundering Law and related regulations enacted by the Central Bank, financial institutions in Brazil must establish internal control and procedures aiming at, among others:

•	identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners ("UBOs");
•	checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;
•	keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party;
•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;

•	determining criteria for hiring personnel and offering anti-money laundering training for employees;
•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations;
•	maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds; and
•	unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties, including:

(i) formal notice,

(ii) variable pecuniary fine (of up to twenty million reais)

(iii) temporary ineligibility of executive officers to hold any management position in financial institutions (for up to ten years), and

(iv) cancellation or suspension of the financial institution’s license to operate.

Central Bank Circular No. 3,978 of 2020, which came into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments.

Politically Exposed Persons

According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates. They are considered PEPs until five years after the end of their term of office. In Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF.  Such procedures must enable the identification of politically exposed persons, and the origin of the funds involved in the transactions of such customers.

Consumer Protection

The Brazilian Consumer Protection Code (Código de Defesa do Consumidor) (“CDC”), which is applicable to financial institutions, sets forth consumer defense and protection rules applicable to relationships with suppliers of products or services. The basic consumer rights regarding financial institutions are, among others:

•	reverse burden of proof in court;
•	proportional reduction of interest charged in connection with personal credit and consumer-directed credit transactions in case of early payment of debts;
•	in limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g., systemic failure or operational error);
•	the collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and
•	liability for any damages caused to consumers by misrepresentations in their publicity or information provided.

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

On July 26, 2022, the Brazilian Federal Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes key consumer rights, including responsible credit practices, financial education and measures to prevent and address over-indebtedness. The decree also specifies that the existential minimum (mínimo existencial) represents the portion of income that must be preserved to cover a consumer’s basic needs. However, it excludes certain debts and credit limits from the existential minimum safeguard, such as debts not related to consumption, real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety or with endorsements.

On June 20, 2023, Decree No. 11,567/2023 was published and entered into force introducing changes to Article 3 of Decree No. 11,150/2022. The amendment establishes a fixed existential minimum amount of R$600. It further revokes paragraph 2, which previously stated that annual adjustments to the minimum wage will not impact this amount.

On July 1, 2024, Law No. 14,905 of 2024 was published. This law introduces significant changes to the Brazilian Civil Code regarding monetary restatement and interest accrual in cases of default. It allows parties to freely set the monetary restatement index and interest rates in contracts, subject to legal limits, with the IPCA used as a default for restatement and the SELIC rate minus the applicable index for statutory interest. The law also mandates the Central Bank to provide a public tool to simulate statutory interest rates and clarifies that the Usury Law does not apply to certain obligations outside the SFN, such as transactions between legal entities, debt instruments, and those involving financial institutions. The provisions of the law came into force on August 30, 2024.

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

On October 3, 2023, Law No. 14,690 was sanctioned, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil).The CMN and the Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, establishing other measures to prevent debtor default and consumer over-indebtedness, including rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings, among other issues.

Furthermore, on December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8, which requires, from July, 1, 2024, the institutions authorized to operate by the Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy, the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users.

Data Protection Law

The LGPD, came into force in September 2020 (except for its administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brought about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

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

Further, Law No. 13,853/19 amended the LGPD to create and establish the attributions of the National Data Protection Authority (Autoridade Nacional de Protecão de Dados – “ANPD”) who, among others, has the attributions of guaranteeing the protection of personal data, interpreting the LGPD and supervising compliance.

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

Additionally, other authorities in Brazil can still apply the LGPD through administrative procedures or lawsuits. For example, the Department of Consumer Protection and Defense or the Prosecution Office responsible for consumer rights and individuals and non-governmental or private associations could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In administrative proceedings, fines may be imposed in some cases, and in legal proceedings, in addition to the obligation to cease the allegedly unlawful activity or to perform a specific action, compensation for moral and material damages may be imposed.

Cybersecurity

We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial and payment institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with (i) CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection,(ii) SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers and (iii) the SEC’s cybersecurity disclosure rules for foreign issuers, focusing on Risk Management, Strategy, Governance and Cybersecurity Incident Disclosure.

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

For further information on cybersecurity, see "Item 16K. – Cybersecurity".

Taxes on our operations

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that you consult with your own tax advisors. The main taxes we are subject to, with their respective nominal rates, are as follows:

Tax	Rate	Tax calculation basis
Corporate Income Tax (IRPJ)	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
Social Contribution on Net Income (CSLL)	20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).	Net income with adjustments (exclusions, additions, and deductions)
9.0% (other Itaú Unibanco Group companies).
COFINS	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Price of service rendered
IOF	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, Corporate Income Tax (Imposto de Renda da Pessoa Jurídica) (“IRPJ”) and Social Contribution on Net Profits (Contribuição Social Sobre o Lucro Líquido) (“CSLL”) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding R$240,000 per year, and the CSLL is calculated at (i) a rate of 20.0% for banks, (ii) a rate of 15.0% for other financial institutions except banks, and (iii) a rate of 9.0% for non-financial Brazilian legal entities, after adjustments determined by the tax legislation. Our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should also consider their income abroad, rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities’ taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed.

Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: Social Integration Program Contribution (Programa de Integração Social) (“PIS”) and Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) (“COFINS”).

According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, and although it prevents the use of tax credits, some exclusions for financial institutions are allowed, such as those connected with financial intermediation.

Service Tax

The service tax (“ISS”) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

Tax on Financial Transactions

The tax on financial transactions (“IOF”), is levied on credit, currency exchange and securities transactions and is imposed on specific rates according to the transaction in question. The tax rate may be changed directly by a decree from the Executive Branch, rather than by a law enacted by the Brazilian Congress which may become effective as of its publication date.

The table below summarizes the main IOF rates currently levied on our transactions. Notwithstanding, we note that IOF is a very complex tax. Therefore, we recommend that tax advisors be consulted for an in-depth analysis.

Brazil committed to eliminate the IOF on foreign exchange (“IOF/FX”) transactions. In this regard, Decree No. 10,997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the IOF/FX rate is reduced to 0% by 2029. The applicable rates for 2025 are also described in the table below.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian Government up to a maximum rate, as described below, which may become effective as of its publication date)
Foreign exchange transactions	IOF/FX: zero to 3.38% (depending on the transaction). As a general rule, the rate is 0.38%. Maximum rate: 25%
Foreign exchange transactions – Credit and debit card transactions, money withdrawal abroad and travel cheques	3.38%
Foreign exchange transactions –Acquisition of foreign currency	1.10%
Foreign exchange transactions – Cross-border transfer of funds to bank accounts held by resident persons	1.10%
Foreign exchange transactions – Inbound loans	0%
Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%
Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day
Securities	IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

Brazil’s Consumption Tax Reform was enacted

On December 20, 2023, the approved tax reform (“Tax Reform”) was converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes will be implemented as of 2026. The Tax Reform provides for the replacement of five taxes by two new value-added taxes, the Tax on Goods and Services (Imposto sobre Bens e Serviços) (“IBS”) and the Contribution on Goods and Services (Contribuição sobre Bens e Serviços) (“CBS”) within a seven-year transition period. The current taxes on consumption that will be replaced by the IBS and CBS include (i) tax on distribution of goods and services (Imposto sobre Circulação de Mercadorias e Serviços) (“ICMS”); (ii) ISS; (iii) Tax on Industrialized Products (Imposto sobre Produtos Industrializados) (“IPI”); (iv) PIS and COFINS.  The Constitutional Amendment stipulates that in relation to revenue from financial intermediation, there should be maintained the current tax burden applied to loan operations until the end of the fifth year after the regime comes into force (with no increase or decrease in the sector’s revenue).

On January 16, 2025, the Brazilian Congress enacted Supplementary Law No. 214/25 providing general standards for the imposition of IBS and CBS, including the circumstances of incidence and calculation bases for these taxes.

As the tax reform is subject to supplementary regulations, and even though these changes may or not lead to a possible increase in our tax burden, predicting the impacts on our gross margin is not possible at this time.

Reform of Tax on Income

In March 2025, the Brazilian Government presented proposed Bill No. 1,087 which, if approved, may impact the cost of the distribution of dividends for high-earning individuals and non-residents.  It is important to note that the proposed Bill is at an early stage of discussion and has been sent to the Brazilian Congress for deliberation.

The proposed legislation aims to reduce income tax for low-income individuals, and, in consideration of this, establish a minimum tax for high-earning individuals (up to 10%, depending on the amount of income). The distributions of dividends will be subject to a 10% withholding tax to non-residents investors and introduces a tax credit relief rule to ensure that the effective corporate income taxation does not exceed the nominal corporate income tax rates of the companies. Some of these amendments may adversely affect the tax expenses related to dividends and other distributions by Brazilian companies.

Until the proposed bill is reviewed and enacted by the Congress, the proposed measures are not valid and the taxation of dividends and other distributions by Brazilian companies remains subject to the current legal framework.

We note that the taxation of dividend distributions and the possible elimination of the deductibility of interest on equity are under discussion, although we cannot affirm whether the Brazilian Government will implement or not a further tax reform.

For further information on Taxation of Dividends, see “Item 10E. Taxation.”

Brazil Adheres to Pillar 2 regulations

Brazil has implemented Pillar 2 regulations under the Global Rules Against Base Erosion (“GloBE”) of the Globe Organization for Economic Co-operation and Development (“OECD”). Law No. 15,079, published on December 30, 2024, created an additional social contribution on net profits, which is based on the qualified domestic minimum top-up tax (“QDMTT”) rule. This law is further regulated by Normative Ruling No 2,228, published on October 3, 2024.

The new rules came into effect on January 1, 2025, and taxpayers may apply transitional safe-harbor provisions in 2025 and 2026. Consistent with OECD’s model rules, if applicable, the additional CSLL rate is determined by the difference between the global minimum tax rate of 15% and the effective tax rate for GloBE profits of the taxpayer.

Taxpayers with an effective tax rate for GloBE profits below 15%, will be subject to an additional CSLL adjustment, which may increase their tax burden in accordance with the provisions of Law No. 15,079.

U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as us to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities (“NFFEs”), and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions (“FFIs”).

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

The U.S. collaborated with other governments to develop Intergovernmental Agreements (“IGAs”), to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.

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

Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the Common Reporting Standard (“CRS”) in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting (“BEPS Project”), coordinated by the OECD. In connection therewith, an ancillary obligation called “e-Financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.

Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities (Cadastro Nacional da Pessoa Jurídica) (“CNPJ”). This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 2,119, dated December 6, 2022.

In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016, providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (“RFB”), which in its turn is also expected to exchange such information with other countries’ tax authorities.

Pursuant to FATCA and related U.S. Treasury guidance, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “foreign passthru payments” made two years or more after the date on which final Treasury Regulations defining foreign passthru payments are published, with respect to the preferred shares or ADSs to an account held by a “recalcitrant account holder” or to a “nonparticipating FFI” (as defined under FATCA). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

Selected Statistical Information

The following information is included for analytical purposes and should be read together with our audited consolidated financial statements, included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects”.

The data included or referenced in this section are presented in accordance with IFRS, unless otherwise indicated.

Average Balance Sheet and Interest Rate Data

The following tables outline the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.

The majority of our business is comprised of operations with individuals and corporate entities without significant fluctuations over short periods. Non-accrual loans and leases are disclosed as a non-interest earning asset in the table below:

	2024			2023			2022
Assets	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-earning assets (1)	2,468,652	298,768	12.1%	2,226,124	280,596	12.6%	1,952,489	224,442	11.5%
Interest-bearing deposits in other banks	57,504	4,436	7.7%	54,713	4,122	7.5%	58,249	3,145	5.4%
Securities purchased under agreements to resell	284,103	36,171	12.7%	245,683	33,898	13.8%	197,203	25,467	12.9%
Central Bank compulsory deposits	139,623	12,505	9.0%	123,120	12,569	10.2%	99,524	10,228	10.3%
Financial Assets	940,634	105,485	11.2%	809,296	98,800	12.2%	666,791	67,646	10.1%
Financial assets at fair value through profit or loss	525,996	56,510	10.7%	444,115	58,211	13.1%	376,268	35,277	9.4%
Financial assets at fair value through other comprehensive income	123,803	36,937	29.8%	130,226	27,463	21.1%	102,811	20,546	20.0%
Financial assets at amortized cost	290,835	12,038	4.1%	234,955	13,126	5.6%	187,712	11,823	6.3%
Other Financial Assets	132,881	1,390	1.0%	119,835	745	0.6%	103,611	1,112	1.1%
Loans and leases	913,907	138,781	15.2%	873,477	130,462	14.9%	827,111	116,844	14.1%
Non-interest-earning assets	237,742	-		221,302	-		216,707	-
Cash and due from banks	34,776			32,614			38,568
Central Bank compulsory deposits	13,033			10,050			10,708
Derivatives	70,110			74,559			72,717
Non-accrual loans	32,761			35,483			30,837
Provisions for Expected Loss	(49,383)			(54,262)			(49,282)
Premises and equipment, net	9,172			7,816			7,191
Investments in unconsolidated companies	9,722			8,289			6,853
Goodwill	2,356			2,154			1,699
Intangible assets, net	21,327			21,466			20,127
Tax assets	68,437			62,426			58,948
Assets held for sale	627			393			372
Other assets	24,804			20,314			17,969
Total	2,706,394			2,447,426			2,169,196
1) For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".

Liabilities	2024			2023			2022
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-bearing liabilities	2,218,722	190,957	8.6%	1,983,947	186,835	9.4%	1,702,169	138,407	8.1%
Interest-bearing deposits	876,696	68,489	7.8%	798,378	71,508	9.0%	689,563	52,358	7.6%
Savings deposits	176,347	12,093	6.9%	174,786	11,863	6.8%	183,889	12,584	6.8%
Deposits from banks and time deposits	700,349	56,396	8.1%	623,592	59,645	9.6%	505,674	39,774	7.9%
Securities sold under repurchase agreements	394,346	36,262	9.2%	328,637	41,624	12.7%	261,482	28,399	10.9%
Interbank market debt and Institutional market debt	475,118	62,181	13.1%	438,861	44,782	10.2%	379,593	35,635	9.4%
Interbank market debt	342,643	51,600	15.1%	316,590	34,543	10.9%	250,247	22,878	9.1%
Institutional market debt	132,475	10,581	8.0%	122,271	10,239	8.4%	129,346	12,757	9.9%
Reserves for insurance and private pension and Liabilities for capitalization plans	293,343	23,679	8.1%	254,228	28,585	11.2%	225,091	21,873	9.7%
Other interest-bearing liabilities	179,219	346	0.2%	163,843	336	0.2%	146,440	142	0.1%
Non-interest bearing liabilities	282,320	-		275,243	-		297,715	-
Non-interest bearing deposits	121,400			118,046			140,765
Other non-interest-bearing liabilities	160,920			157,197			156,950
Total stockholders’ equity attributed to the owners of the parent company	196,171			180,105			159,250
Non-controlling interests	9,181			8,131			10,062
Total	2,706,394			2,447,426			2,169,196

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

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	2024			2023
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	24,095	(5,923)	18,172	31,317	24,837	56,154
Interest-bearing deposits in other banks	214	100	314	(201)	1,178	977
Securities purchased under agreements to resell	5,027	(2,754)	2,273	6,596	1,835	8,431
Central Bank compulsory deposits	1,577	(1,641)	(64)	2,409	(68)	2,341
Financial Assets	11,075	(4,390)	6,685	15,623	15,531	31,154
Financial assets at fair value through profit or loss	9,754	(11,455)	(1,701)	7,150	15,784	22,934
Financial assets at fair value through other comprehensive income	(1,414)	10,888	9,474	5,729	1,188	6,917
Financial assets at amortized cost	2,735	(3,823)	(1,088)	2,744	(1,441)	1,303
Other Financial Assets	89	556	645	154	(521)	(367)
Loans and leases	6,113	2,206	8,319	6,736	6,882	13,618

Interest-bearing liabilities	22,153	(18,032)	4,121	26,850	21,577	48,427
Interest-bearing deposits	6,939	(9,959)	(3,020)	9,696	9,453	19,149
Saving deposits	106	123	229	(619)	(103)	(722)
Deposits from Banks and Time Deposits	6,833	(10,082)	(3,249)	10,315	9,556	19,871
Securities sold under repurchase agreements	7,360	(12,722)	(5,362)	8,029	5,196	13,225
Interbank market debt and Institutional market debt	3,864	13,535	17,399	6,074	3,073	9,147
Interbank market debt	3,035	14,022	17,057	6,744	4,921	11,665
Institutional market debt	829	(487)	342	(670)	(1,848)	(2,518)
Reserves for insurance and private pension and Liabilities for capitalization plans	3,960	(8,866)	(4,906)	3,032	3,680	6,712
Other Interest-bearing liabilities	30	(20)	10	19	175	194
1) Volume change has been computed as the change in the average interest earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period.
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

Net Interest Margin and Spread

The following table sets forth our average interest-earning assets, total average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the periods indicated below:

	2024	2023	2022
	(in millions of R$, except percentages)
Total average interest-earning assets	2,468,652	2,226,124	1,952,490
Total average interest-bearing liabilities	2,218,722	1,983,947	1,702,169
Net Interest income (1)	107,811	93,761	86,035
Average yield on average interest-earning assets (2)	12.1%	12.6%	11.5%
Average rate on average interest-bearing liabilities (3)	8.6%	9.4%	8.1%
Net interest spread (4)	3.5%	3.2%	3.4%
Net interest margin (5)	4.4%	4.2%	4.4%
1) Is the sum of total interest and similar income, total interest and similar expenses, Income of Financial Assets and Liabilities at Fair Value through Profit or Loss.
2) Total interest, similar income and dividends divided by total average interest-earning assets and Income from Financial Assets related to Insurance Contracts and Private Pension and Financial expenses from Insurance Contracts and Private Pension, net of Reinsurance.
3) Total interest and similar expenses divided by total average interest-bearing liabilities.
4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
5) Net interest income divided by total average interest-earning assets.

Assets

Portfolio of Securities and Derivative Financial Instruments

General Information

We present below our portfolio of financial assets at fair value through profit or loss – Securities, Financial Assets at Fair Value Through Other Comprehensive Income, Financial Assets at Amortized Cost and Derivative Financial Instruments as of December 31, 2024, 2023 and 2022.

The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see “Note 2(c) Accounting policies, critical estimates and material judgments - VI - Investments in associates and joint ventures” to our audited consolidated financial statements. Financial assets held for trading and designated at fair value through profit or loss and financial assets at fair value through other comprehensive income are stated at fair value and financial assets at amortized cost - securities are stated at amortized cost. Please see “Note 2 – Material Accounting Policies” to our audited consolidated financial statements for further details.

As of December 31, 2024, we held securities issued by the Brazilian Government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$537,924 million and R$537,665 million, respectively, which represented 243.1% of our consolidated stockholders’ equity as of that date. As of December 31, 2023, we held securities issued by the Brazilian Government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$520,964 million and R$520,747 million, respectively, which represented 261.7% of our consolidated stockholders’ equity as of that date. As of December 31, 2022, we held securities issued by the Brazilian Government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$394,082 million and R$393,201 million, respectively, which represented 222.5% of our consolidated stockholders’ equity as of that date. As of December 31, 2024, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian Government. Additionally, securities issued by the Brazilian Government are accepted as deposits in our operations in the market on B3.

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

Financial Assets at Fair Value Through Profit or Loss	As of December, 31,
	2024	2023	2022
	Fair value	Fair value	Fair value
	(In millions of R$)
Investment funds	37,103	26,570	32,491
Brazilian government securities (1a)	361,696	342,092	230,352
Government securities – Latin America (1b)	4,381	2,875	3,489
Government securities – Other Countries (1b)	1,473	2,562	4,528
Corporate securities (1c)	155,172	137,653	112,679
Shares	25,880	26,535	15,537
Rural product note	941	4,203	2,517
Bank deposit certificates	450	128	360
Real estate receivables certificates	1,654	1,591	1,480
Debentures	87,142	76,548	62,942
Eurobonds and other	1,991	2,464	4,373
Financial bills	33,071	22,552	19,378
Promissory and commercial notes	1,216	2,602	3,900
Other	2,827	1,030	2,192
Total	559,825	511,752	383,539
1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 108,595 (R$ 118,798 at 12/31/2023 and R$ 45,746 at 12/31/2022), b) R$ 2,539 (R$ 87 at 12/31/2023 and R$ 317 at 12/31/2022) and c) R$ 11,775 (R$ 11,788 at 12/31/2023 and R$ 14,199 at 12/31/2022), totaling R$ 122,909 (R$ 130,673 at 12/31/2023 and R$ 60,262 at 12/31/2022).

We note that Brazilian Government securities represented 64.6% of our portfolio of financial assets at fair value through profit or loss in 2024. Brazilian Government securities classified at fair value through profit or loss represented 12.7% of our total assets in the same period. Please see “Item 3D. Risk Factors––Credit––We may incur losses associated with counterparty exposure risks” for further details.

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

	As of December 31,
Financial Assets at Fair Value Through	2024	2023	2022
Other Comprehensive Income	Fair value	Fair value	Fair value

	(In millions of R$)
Brazilian government securities (1a)	64,377	83,905	76,679
Other	-	-	-
Government securities – Latin America (1b)	21,470	23,872	27,510
Government securities – Other Countries (1b)	13,026	9,910	10,400
Corporate securities (1c)	7,430	12,352	12,159
Shares	566	6,143	4,885
Rural product note	126	-	390
Bank deposit certificates	83	44	714
Real estate receivables certificates	57	67	-
Debentures	1,498	1,773	1,183
Eurobonds and others	4,812	4,057	4,279
Financial bills	53	-	13
Other	235	268	695
Total	106,303	130,039	126,748
1) The fair value of Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 33,971 (R$ 38,389 at 12/31/2023 and R$ 50,918 at 12/31/2022), b) R$ 3,050 (R$ 2,932 at 12/31/2023 and R$ 6,662 at 12/31/2022) and c) R$ 986 (R$ 868 at 12/31/2023 and R$ 720 at 12/31/2022), totaling R$ 38,007 (R$ 42,189 at 12/31/2023 and R$ 58,300 at 12/31/2022).

Brazilian Government securities and corporate securities represented 60.6% and 7.0%, respectively, of our portfolio of assets at fair value through other comprehensive income in 2024. Brazilian Government securities and corporate securities classified as assets at fair value through other comprehensive income, which are used as a hedge for our subordinated debt portfolio, represented 2.3% and 0.3%, respectively, of our total assets in the same period.

Financial Assets at Amortized Cost

Listed below are non-derivative financial assets that we have the intention and financial ability to held to maturity. Please see “Note 9– Financial assets at amortized cost – Securities” to our consolidated financial statements for further details.

	As of December 31,
Financial Assets at Amortized Cost	2024	2023	2022
	Net Amortized Cost	Net Amortized Cost	Net Amortized Cost
	(In millions of R$)
Brazilian government securities (1a)	111,808	94,967	85,491
Government securities – Latin America (1b)	21,721	27,865	18,947
Government securities – Other Countries	25,123	22,708	20,285
Corporate securities (1c)	165,200	114,349	86,265
Rural product note	59,942	37,956	25,989
Bank deposit certificates	50	19	98
Securitized real estate loans	5,818	5,904	5,734
Debentures	74,243	56,813	45,950
Eurobonds and others	1,093	516	118
Financial bills	212	1,573	113
Promissory and commercial notes	16,280	10,230	7,350
Other	7,562	1,338	913
Total	323,852	259,889	210,988
1) Financial Assets at Amortized Cost - Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 39,289 (R$ 16,738 at 12/31/2023 and R$ 23,639 at 12/31/2022); and b) R$ 969 (R$ 0 at 12/31/2023 and R$ 0 at 12/31/2022), and c) R$ 29,964 (R$ 20,114 at 12/31/2023 and R$ 12,718 at 12/31/2022), totaling R$ 70,222 (R$ 36,852 at 12/31/2023 and R$ 36,357 at 12/31/2022).

We note that Brazilian Government securities represented 34.5% of our portfolio of financial assets at amortized cost in 2024. Brazilian Government securities classified at amortized cost represented 3.9% of our total assets in the same period.

Derivatives

Derivatives are classified on the date of their acquisition in accordance with our management’s intention to use them as a hedging instrument, as determined by Brazilian regulations. For further information see Note 6 – “Derivatives” to our consolidated financial statements. Our derivatives portfolio (assets and liabilities) is comprised of futures, forward, swaps, options and credit derivatives, as stated in the table below:

Derivative Financial Instruments	ForThe Year Ended December 31,
	2024	% of total	2023	% of total	2022	% of total
	(In millions of R$, except percentages)
Assets
Options agreements	21,170	22.9	7,718	14.0	23,671	30.3
Forwards	1,739	1.9	3,274	5.9	601	0.8
Swaps – adjustment receivable	55,428	59.9	37,957	68.7	46,902	59.9
Credit derivatives	633	0.7	282	0.5	492	0.6
NDF - Non Deliverable Foward	12,207	13.2	5,378	9.7	6,140	7.9
Others - derivative financial instruments	1,262	1.4	642	1.2	402	0.5
Total derivative financial instruments assets	92,439	100.0	55,251	100.0	78,208	100.0
Derivative financial instruments as percentage of total assets		3.2%		2.2%		3.4%
Liabilities
Options agreements	(20,588)	24.1	(8,972)	17.1	(29,882)	38.9
Forwards	(1,450)	1.7	(2,982)	5.7	(65)	0.1
Swaps – adjustment payable	(51,394)	60.2	(35,741)	68.1	(39,068)	50.8
Credit derivatives	(795)	0.9	(149)	0.3	(604)	0.8
NDF - Non Deliverable Foward	(10,761)	12.6	(4,478)	8.5	(6,626)	8.6
Others - derivative financial instruments	(425)	0.5	(153)	0.3	(616)	0.8
Total derivative financial instruments liabilities	(85,413)	100.0	(52,475)	100.0	(76,861)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder's equity		3.0%		2.1%		3.3%

Distribution of our financial assets by maturity	December 31, 2024
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)	R$	Average yield (%)
	(In millions of R$, except percentages)
At Fair Value Through Profit or Loss	25,437		107,606		332,301		62,535		31,946		559,825
Investment funds (1)	3,120	0.1	20,164	-	9,603	-	2,996	-	1,220	-	37,103	-
Brazilian government securities	-	-	66,248	1.6	249,523	2.1	26,888	0.5	19,037	0.9	361,696	1.8
Government securities - Latin America	1	-	385	1.7	3,296	3.2	463	1.4	236	0.2	4,381	2.8
Government securities - Other Countries	-	-	766	4.9	147	0.8	560	1.3	-	-	1,473	3.1
Corporate securities	22,316		20,043		69,732		31,628		11,453		155,172
Shares	22,316		3,564		-		-		-		25,880
Bank deposit certificates	-	-	404	-	46	-	-	-	-	-	450	-
Real estate receivables certificates	-	-	70	2.9	1,015	0.7	379	3.0	190	3.2	1,654	1.6
Debentures	-	-	5,364	4.0	46,405	4.2	25,982	5.9	9,392	22.6	87,143	6.6
Eurobonds and other	-	-	440	0.8	1,311	0.8	207	2.1	32	(7.9)	1,990	0.8
Financial bills	-	-	8,797	1.0	18,051	0.3	4,384	0.8	1,839	-	33,071	0.5
Promissory and commercial notes	-	-	264	0.1	769	0.1	183	-	-	-	1,216	0.1
Rural product note	-	-	173	8.5	548	12.1	220	2.9	-	-	941	9.3
Other	-	-	967	0.6	1,587	0.3	273	(0.3)	-	2.8	2,827	0.3
Financial assets held for trading and designated at fair value through	-		-		12		250		57		319
Brazilian government securities	0	0.0%	0	0.0%	12	0.0%	0	0.0%	31	0.0%	43	0.0%
Government securities - Latin America	0	0.0%	0	0.0%	0	0.0%	250	3.3%	26	2.7%	276	3.2%
Derivatives	-		41,440		35,286		13,187		2,526		92,439
At Fair Value Through Other Comprehensive Income	566		39,311		47,810		10,802		7,814		106,303
Brazilian government securities	-	-	20,454	1.5	29,303	3.4	8,247	1.5	6,373	5.0	64,377	2.7
Government securities - Latin America	-	-	9,179	2.0	10,498	2.8	1,746	(1.1)	47	0.4	21,470	2.1
Government securities - Other Countries	-	-	8,247	0.6	4,779	0.6	-	-	-	-	13,026	0.6
Corporate securities	566		1,431		3230		809		1,394		7,430
Shares	566	-	-	-	-	-	-	-	-	-	566	-
Bank deposit certificates	-	-	21	2.3	62	3.4	-	-	-	-	83	3.1
Real estate receivables certificates	-	-	-	-	57.0	0.8	-	-	-	-	57.0	0.8
Debentures	-	-	6	0.3	536	2.9	511	3.1	445	13.1	1,498	6.0
Eurobonds and others	-	-	1,375	1.0	2,190	0.2	298	1.8	949	10.3	4,812	2.5
Financial bills	-	-	-	-	53	2.6	-	-	-	-	53	2.6
Rural product note	-	-	7	-	119	0.1	-	-	-	-	126	0.1
Other	-	-	22	0.2	213	0.4	-	-	-	-	235	0.4
At Amortized Cost	-		88,582		164,332		59,694		11,244		323,852
Brazilian government securities	-	-	28,904	10.9	59,945	3.6	19,337	8.6	3,622	7.7	111,808	6.5
Government securities - Latin America	-	-	16,585	5.5	4,914	1.7	222	0.7	-	-	21,721	4.6
Government securities - Other Countries	-	-	9,060	3.8	16,063	1.3	-	-	-	-	25,123	2.2
Corporate securities	-		34,033		83,410		40,135		7,622		165,200
Rural product note	-	-	23,045	4.1	30,664	2.9	6,233	2.1	-	-	59,942	3.3
Bank deposit certificates	-	-	50	1.8	-	-	-	-	-	-	50	1.8
Real estate receivables certificates	-	-	1,089	8.1	3,262	3.0	1,467	2.2	-	-	5,818	3.7
Debentures	-	-	5,770	(9.9)	33,779	6.9	27,072	4.0	7,622	4.2	74,243	4.3
Eurobonds and other	-	-	70	2.1	729	1.7	294	(0.2)	-	-	1,093	1.2
Financial bills	-	-	-	-	212	6.2	-	-	-	-	212	6.2
Promissory and commercial notes	-	-	3,007	7.0	9,344	3.2	3,929	2.1	-	-	16,280	3.6
Other	-	-	1,002	1.5	5,420	1.1	1,140	3.8	-	-	7,562	1.6
1) Average yields are not shown for these securities, as such yields are not meaningful because future yields are not quantifiable. These securities have been excluded from the calculation of the total yield

Distribution of our financial assets by currency	Securities			Derivatives
	Amortized Cost	Fair Value Through Profit or Loss	Fair Value Through other Comprehensive Income	Fair Value Through Profit or Loss	Total
	(In millions of R$)
December 31, 2024	323,852	560,143	106,303	92,439	1,082,736
Denominated in Brazilian currency	281,847	532,740	31,313	11,782	857,682
Denominated in Brazilian currency and indexed by foreign currency (1)	17,106	1,147	-	10,684	28,937
Denominated in foreign currency	24,899	26,256	74,990	69,973	196,117
December 31, 2023	259,889	511,752	130,039	55,251	956,931
Denominated in Brazilian currency	213,537	490,928	52,988	11,966	769,419
Denominated in Brazilian currency and indexed by foreign currency (1)	12,847	6,114	185	3,710	22,856
Denominated in foreign currency	33,505	14,710	76,866	39,575	164,656
December 31, 2022	210,988	385,099	126,748	78,208	801,043
Denominated in Brazilian currency	170,382	359,702	52,421	7,870	590,375
Denominated in Brazilian currency and indexed by foreign currency (1)	13,240	4,337	1,743	3,192	22,512
Denominated in foreign currency	27,366	21,060	72,584	67,146	188,156
1) Predominantly U.S. dollars.

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments as of December 31, 2024 in Brazilian reais and in foreign currency, including the instruments denominated in foreign currencies. For the notional amount of derivative financial instruments, please see “Note 6 – Derivatives” to our audited consolidated financial statements.

Derivative financial instruments (notional amounts)	For The Year Ended December 31, 2024,
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts
Buy (Sale) commitments, net	20,356	(20,356)	-
Forward contracts
Buy (Sale) commitments, net	(1,599)	2,446	847
Future contracts
Buy (Sale) commitments, net	(233,516)	(821)	(224,337)
Buy (Sale) commitments, net	1,233	(5,935)	(4,702)
Others
Buy (Sale) commitments, net	48,862	7,624	56,486

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

			December 31,
Required reserve deposits	Regulation (1)	Yield	2024	2023	2022
Demand Deposits (4)
Compulsory	Resolution No. 189	Zero	21%	21%	21%
Rural (2)	Resolution No. 4903	Zero	30%	30%	25%
Microcredit (2)	Resolution No. 4861 / 4854	Zero	2%	2%	2%
Savings Accounts (3)
Compulsory	Resolution No. 188	TR + 6.17% p.a.	20%	20%	20%
Real estate financing (2)	Resolution No. 4,676	80% (TR + 6.17% p.a.)	65%	65%	65%
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Resolution No. 145	SELIC	20%	20%	20%
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
4) Don't include voluntary deposit balances in the amount of R$2,400 as of December 31, 2022.

As of December 31, 2024, we recorded R$153,698 million in compulsory deposit in cash compared to R$135,401 million as of December 31, 2023 and R$138,517 million in interested-bearing deposits as of December 31, 2024, compared to R$121,143 million as of December 31, 2023.

Required reserve deposits	2024		2023		2022
	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
	(In millions of R$, except percentages)
Non-interest bearing deposits (1)	15,181	9.9	14,258	10.5	10,748	9.5
Interest-bearing deposits (2)	138,517	90.1	121,143	89.5	102,600	90.5
Total	153,698	100.0	135,401	100.0	113,348	100.0
1) Mainly related to demand deposits. 2) Mainly related to time and savings deposits.

Loan and Lease Operations

Most of our loans are granted to clients domiciled in Brazil and are denominated in Brazilian reais. Additionally, as of December 31, 2024, 48.6% of our credit portfolio consists of transactions with fixed interest rates and 51.4% of our credit portfolio consists of transactions with variable interest rates.

Indexation

Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and on lending operations. Our loans abroad represented 30.9% ,27.7% and 30.0% of our loan portfolio as of December 31, 2024, 2023 and 2022, respectively. See “Note 32 – Risk and Capital Management, b) Risk Management - I.IV - Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements for further details.

Loan and Lease Operations by Type

The following table sets forth the distribution of our credit portfolio according to the type of loan and lease operations, as follows:

•	The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans;
•	The Corporate portfolio consists primarily of loans made to large corporate clients;
•	The Small and Medium Enterprises portfolio consists primarily of loans to small and medium-sized companies; and
•	The Foreign Loans – Latin America portfolio consists of loans granted to individuals and companies by our operations in Chile, Colombia, Paraguay and Uruguay.
	As of December 31,
Loan and Lease Operations, by type (1)	2024		2023		2022
	Loan	Allowance (2)	Loan	Allowance (2)	Loan	Allowance (2)
	(In millions of R$)
Individuals	445,574	29,909	416,616	29,051	400,103	30,281
Corporate	160,840	3,200	136,461	6,690	139,268	5,453
Micro / Small and Medium Companies	194,192	7,863	169,110	8,508	164,896	9,590
Foreign Loans Latin America (3)	224,887	8,052	188,403	6,614	205,155	7,000
Total Loan and lease operations	1,025,493	49,024	910,590	50,863	909,422	52,324
1) We classify all loans and leases more than 60 days overdue as non-accrual loans and we discontinue accruing financial income related to them. The contractual amount of non-accrual loans were R$31,617 million, R$33,243 million and R$34,850 million as of December 31, 2024, 2023 and 2022, respectively. The total of renegotiated loans in the balance of non-accrual loans reflected herein was R$5,664 million, R$5,959 million and R$5,490 million as of December 31, 2024, 2023 and 2022, respectively. Non-accrual loans are presented herein in the appropriate category of loan and lease operations.
2) Comprises Provision for Expected Loss for Financial Guarantees Pledged R$988 million (R$887 million and R$810 million as of December 31, 2023 and 2022) and Commitments to be Released R$3,940 million (R$3,311 million and R$2,874 million as of December 31, 2023 and 2022).
3) As of December 31, 2024 other than "Foreign Loans Latin America", 23% of Corporate and 29% of Small and Medium Businesses correspond to cross-border outsanding.

Loan and Lease Operations by Maturity

The following table sets forth the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	As of December 31, 2024
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	225,122	135,223	55,700	13,358	429,403
Corporate	93,645	54,600	12,390	63	160,698
Micro/ Small and Medium Companies	112,489	76,932	1,547	63	191,031
Foreign Loans Latin America	105,765	61,384	25,028	28,688	220,865
Total (1)	537,021	328,139	94,665	42,172	1,001,997
1) Includes R$ 13,935 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	As of December 31, 2023
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	207,972	126,675	50,333	12,846	397,826
Corporate	80,830	47,942	7,152	78	136,002
Micro/ Small and Medium Companies	98,812	64,403	1,552	84	164,851
Foreign Loans Latin America	90,706	48,849	20,703	24,123	184,381
Total (1)	478,320	287,869	79,740	37,131	883,060
1) Includes R$ 13,720 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	As of December 31, 2022
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	197,440	118,976	48,671	13,116	378,203
Corporate	78,886	47,670	11,485	109	138,150
Micro/ Small and Medium Companies	103,239	56,445	1,275	105	161,064
Foreign Loans Latin America	96,701	56,086	22,121	26,441	201,349
Total (1)	476,266	279,177	83,552	39,771	878,766
1) Includes R$ 21,895 million related to non-overdue installments of the non-accrual loans.

Overdue Installments (1)	As of December 31, 2024
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	14,676	1,495	-	-	16,171	445,574	(29,909)	415,665
Corporate	140	2	-	-	142	160,840	(3,200)	157,640
Micro/ Small and Medium Companies	2,967	194	-	-	3,161	194,192	(7,863)	186,329
Foreign Loans Latin America	3,911	111	-	-	4,022	224,887	(8,052)	216,835
Total (2)	21,694	1,802	-	-	23,496	1,025,493	(49,024)	976,469
1) Defined as loans and leases contractually past due as to payment of interest or principal. 2) Includes R$ 17.682 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	As of December 31, 2023
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	17,323	1,467	-	-	18,790	416,616	(29,051)	387,565
Corporate	460	-	-	-	460	136,461	(6,690)	129,771
Micro/ Small and Medium Companies	4,086	173	-	-	4,259	169,110	(8,508)	160,602
Foreign Loans Latin America	3,793	229	-	-	4,022	188,403	(6,614)	181,789
Total (2)	25,662	1,869	-	-	27,531	910,590	(50,863)	859,727
1) Defined as loans and leases contractually past due as to payment of interest or principal. 2) Includes R$ 19,523 million related to overdue installments of the non-accrual loans.

Overdue Installments (1)	As of December 31, 2022
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	20,066	1,835	-	-	21,901	400,103	(30,281)	369,822
Corporate	1,113	5	-	-	1,118	139,268	(5,453)	133,815
Micro/ Small and Medium Companies	3,397	434	-	-	3,831	164,896	(9,590)	155,306
Foreign Loans Latin America	3,673	133	-	-	3,806	205,155	(7,000)	198,155
Total (2)	28,249	2,407	-	-	30,656	909,422	(52,324)	857,098
1) Defined as loans and leases contractually past due as to payment of interest or principal. 2) Includes R$ 12,956 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by Interest Rate

The following table sets forth the classification of our credit portfolio into fixed and variable rates, including non-overdue and overdue installments:

Non-Overdue Installments	As of December 31, 2024
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	205,887	185,769	89,183	42,172	523,011
Fixed rates	331,134	142,370	5,482	-	478,986
Total (1)	537,021	328,139	94,665	42,172	1,001,997
1) Includes R$13,935 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	As of December 31,2023
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	174,572	154,475	74,645	37,131	440,823
Fixed rates	303,748	133,394	5,095	-	442,237
Total (1)	478,320	287,869	79,740	37,131	883,060
1) Includes R$13,720 million related to non-overdue installments of the non-accrual loans.

Non-Overdue Installments	As of December 31,2022
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	183,752	153,876	77,224	39,771	454,623
Fixed rates	292,514	125,301	6,328	-	424,143
Total (1)	476,266	279,177	83,552	39,771	878,766
1) Includes R$21,895 million related to non-overdue installments of the non-accrual loans.

Interest rate of loans to customers by maturity
Overdue Installments (1)	As of December 31,2024
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,380	126	-	-	4,506	527,517
Fixed rates	17,315	1,675	-	-	18,990	497,976
Total (2)	21,695	1,801	-	-	23,496	1,025,493
1) Defined as loans and leases contractually past due as to payment of interest or principal. 2) Includes R$17,682 millon related to overdue installments of the non-accrual loans.

Overdue Installments (1)	As of December 31,2023
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,353	237	-	-	4,590	445,413
Fixed rates	21,309	1,632	-	-	22,941	465,177
Total (2)	25,662	1,869	-	-	27,531	910,590
1) Defined as loans and leases contractually past due as to payment of interest or principal. 2) Includes R$19,523 millon related to overdue installments of the non-accrual loans.

Overdue Installments (1)	As of December 31,2022
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,038	142	-	-	4,180	458,803
Fixed rates	24,211	2,265	-	-	26,476	450,619
Total (2)	28,249	2,407	-	-	30,656	909,422
1) Defined as loans and leases contractually past due as to payment of interest or principal. 2) Includes R$12,956 million related to overdue installments of the non-accrual loans.

Loan and Lease Operations by Economic Activity

The following table sets forth the composition of our credit portfolio, including non-accrual loan operations, by economic activity of the borrower as of the periods indicated below.

	As of December 31,
	2024		2023		2022
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Industry and commerce	222,945	21.7	186,198	20.4	197,351	21.7
Services	207,437	20.2	182,795	20.1	177,180	19.5
Individuals	549,181	53.6	503,519	55.3	497,819	54.7
Other Sectors	45,930	4.5	38,078	4.2	37,072	4.1
Total	1,025,493	100.0	910,590	100.0	909,422	100.0

As of December 31, 2024, we did not have any concentration of loan and lease operations exceeding 10% of our total portfolio that we did not disclose in one of the categories of loans and losses above.

Loan and Lease Operations by Concentration

The following table sets forth the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors as of the periods indicated below:

	For the Year Ended December 31,
Concentration	2024		2023		2022
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Largest debtor	6,658	0.6	5,378	0.6	5,916	0.7
10 largest debtors	44,294	4.3	34,637	3.8	33,265	3.7
20 largest debtors	66,407	6.5	54,100	5.9	50,714	5.6
50 largest debtors	106,980	10.4	87,446	9.6	85,427	9.4
100 largest debtors	148,748	14.5	121,866	13.4	118,015	13.0

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

Information on the Quality of Loans and Leases

The table below shows our non-accrual loans together with certain asset quality ratios.

	For The Year Ended December 31,
	2024	2023	2022
	(In millions of R$, except percentages)
Allowance for loan losses	49,024	50,863	52,324
Total loans and lease operations	1,025,493	910,590	909,422
Allowance for loan losses as a percentage of total loans (%)	4.8	5.6	5.8
1) Comprises Provision for Expected Loss for Financial Guarantees R$988 million (R$887 million and R$810 million as of December 31, 2023 and 2022) and Loan Commitments to be Released R$3,940 million (R$3,311 million and R$2,874 million as of December 31, 2023 and 2022).

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

	For The Year Ended December 31
Allowance for Loan and Leases Losses	2024	2023	2022
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	50,863	52,324	44,316
Write-offs	(31,307)	(33,024)	(20,142)
Individuals	(24,156)	(25,133)	(13,876)
Corporate	(160)	(138)	(822)
Micro/ Small and Medium Companies	(5,435)	(4,930)	(3,661)
Foreign Loans Latin America	(1,556)	(2,823)	(1,783)
Expected Loss with Loan and Lease Operations	29,468	31,563	28,150
Amount Recognized in the Balance Sheet at the end of period	49,024	50,863	52,324
Ratio of Write-offs during the period to average loans outstanding during the period (%)	3.3	3.6	2.3
Ratio of allowance for loan losses to total loans and leases (%)	4.8	5.6	5.8
1) Receivables are partially written off based on an estimate of recovery on a portfolio. The recovery of receivables partially written off is the recovery on a contract level adjusted by the reduction in the estimate of remaining receivables of the portfolio. As of December 31, 2024 the recovery of loans were R$2,028 millions.

During the year ended December 31, 2024, we wrote off a total amount of R$31,307 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 4.8%.

During the year ended December 31, 2023, we wrote off a total amount of R$33,024 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.6%.

During the year ended December 31, 2022, we wrote off a total amount of R$20,142 million from our loan portfolio and our ratio of the allowance for loan and lease losses to total loans and leases was 5.8%.

The ratio of allowance for the Loan Losses over the total loans and leases for the year ended on December 31, 2024 reached 4.8%, compared to 5.6% for the year ended on December 31, 2023. This decrease of 80 basis point was mainly due to the quality of recent vintages with: (i) an increase in 2024 of 12.6% in loans portfolio; and (ii) a decrease of 3.6% in allowance for the Loan Losses when compared to the same period of 2023.

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

	2024			2023			2022
	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans

Individuals	29,909	2.9	43.5	29,051	3.2	45.7	30,281	3.3	44.0
Corporate	3,200	0.3	15.7	6,690	0.8	15.0	5,453	0.6	15.3
Micro/ Small and Medium Companies	7,863	0.8	18.9	8,508	0.9	18.6	9,590	1.1	18.1
Foreign Loans Latin America	8,052	0.8	21.9	6,614	0.7	20.7	7,000	0.8	22.6
Total	49,024	4.8	100.0	50,863	5.6	100.0	52,324	5.8	100.0
1) Comprises Provision for Expected Loan for Financial Guarantees Pledged R$988 million( R$887 million and R$810 million as of December 31,2023 and 2022) and Commitments to be Released R$3,940 million (R$3,311 million and R$2,874 million as of December 31,2023 and 2022).

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

Our renegotiated loan and lease operations portfolio decreased to 2.5% of our total loan and lease operations portfolio as of December 31, 2024, compared to 3.1% as of December 31, 2023. As of December 31, 2024, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 29.2% compared to 30.7% as of December 31, 2023.

Our renegotiated  loan and lease operations portfolio increased to 3.1% of our total loan and lease operations portfolio as of December 31, 2023, compared to 2.7% as of December 31, 2022. As of December 31, 2023, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 30.7% compared to 29.5% as of December 31, 2022.

Since 2013, we have maintained our policy for the recovery of overdue loans, including loans already written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. We have also adopted a policy of stricter selectivity in origination of loans, which has led to lower levels of delinquency and a decreased volume of renegotiated loans.

The tables below set forth an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2024, 2023 and 2022:

Renegotiated loan and lease operations	December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	498	1,849	13,637	15,984
Corporate	20	43	671	734
Micro/ Small and Medium Companies	137	570	4,132	4,839
Foreign loans - Latin America	20	944	2,710	3,674
Total renegotiated loan and lease operations	675	3,406	21,150	25,231

Renegotiated loan and lease operations	December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	426	1,537	15,754	17,717
Corporate	13	110	1,025	1,148
Micro/ Small and Medium Companies	98	770	4,554	5,422
Foreign loans - Latin America	19	905	2,587	3,511
Total renegotiated loan and lease operations	556	3,322	23,920	27,798

Renegotiated loan and lease operations	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	385	1,414	12,772	14,571
Corporate	5	2	1,402	1,409
Micro/ Small and Medium Companies	91	1,041	4,630	5,762
Foreign loans - Latin America	27	1,136	1,332	2,495
Total renegotiated loan and lease operations	508	3,593	20,136	24,237

Renegotiated Loans

The following tables set forth additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2024, 2023 and 2022:

Renegotiated loan and lease operations	December 31, 2024
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	7,099	1,717	6,538	630	15,984
Corporate	655	62	16	1	734
Micro/ Small and Medium Companies	1,929	540	2,203	167	4,839
Foreign loans - Latin America	2,042	636	669	327	3,674
Total renegotiated loan and lease operations	11,725	2,955	9,426	1,125	25,231

Renegotiated loan and lease operations	December 31, 2023
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	8,157	1,486	7,597	477	17,717
Corporate	976	121	50	1	1,148
Micro/ Small and Medium Companies	2,151	703	2,403	165	5,422
Foreign loans - Latin America	1,840	625	747	299	3,511
Total renegotiated loan and lease operations	13,124	2,935	10,797	942	27,798

Renegotiated loan and lease operations	December 31, 2022
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	6,153	1,502	6,619	297	14,571
Corporate	1,261	5	141	2	1,409
Micro/ Small and Medium Companies	2,027	921	2,603	211	5,762
Foreign loans - Latin America	871	940	460	224	2,495
Total renegotiated loan and lease operations	10,312	3,368	9,823	734	24,237

	For The Year Ended December 31,
	2024	2023	2022
	(In millions of R$, except percentages)
Renegotiated loans (1,2)	25,231	27,798	24,237
Allowance for loan and lease losses	7,355	8,533	7,160
Allowance for loan and lease losses/renegotiated loans (%)	29.2	30.7	29.5
1) Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue. 2) Renegotiated Loans Overdue over 30 days.

Type of Loan	December 31, 2024
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	21,619	6,688	30.9	4,799	22.2
Agreements	3,612	667	18.5	865	23.9
Total	25,231	7,355	29.2	5,664	22.4
1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Type of Loan	December 31, 2023
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	24,217	7,749	32.0	5,253	21.7
Agreements	3,581	784	21.9	706	19.7
Total	27,798	8,533	30.7	5,959	21.4
1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

Type of Loan	December 31, 2022
	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses/ Renegotiated Loans (%)	Total Redefaulted Renegotiated Loans (1)	Redefaulted Renegotiated Loans (%)
	(In millions of R$, except percentages)
Restructured Loans	20,821	6,263	30.1	4,961	23.8
Agreements	3,416	897	26.3	529	15.5
Total	24,237	7,160	29.5	5,490	22.6
1) Our redefaulted renegotiated loans are renegotiated transactions 60 days or more overdue.

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2024, 2023 and 2022:

	For The Year Ended December, 31
Impaired loans	2024	2023	2022
	(In millions of R$)
Balance at the beginning of the period	60,237	59,168	50,520
(+) Loan operations added	56,381	61,995	53,641
(-) Loans removed due to write-off	(31,307)	(33,024)	(20,142)
(-) Loans removed due to total or partial pay-off	(30,180)	(27,902)	(24,851)
Balance at the end of the period	55,131	60,237	59,168

Please see “Note 10 – Loan and lease operations” to our audited consolidated financial statements for further details.

Liabilities

Funding

Main Sources

Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2024, 2023 and 2022.

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

Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2024, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2025.

Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2024, total deposits were R$1,054,741 million, which represented 53.9% of total funding. As of December 31, 2023, total deposits amounted to R$951,352 million, representing 54% of total funding. As of December 31, 2022, total deposits amounted to R$871,438 million, representing 54.8% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2024, 2023 and 2022 accounted for 37.6%, 37.3% and 35.5% of total funding, respectively.

The table below shows the breakdown of our main sources of funds as of December 31, 2024, 2023 and 2022:

Breakdown of the main sources of funds	2024	% of total funding	2023	% of total funding	2022	% of total funding
	(In millions of R$, except percentages)
Deposits	1,054,741	53.9	951,352	54.0	871,438	54.8
Demand deposits	124,920	6.4	105,634	6.0	117,587	7.4
Savings deposits	180,730	9.2	174,765	9.9	179,764	11.3
Time deposits	735,376	37.6	656,591	37.3	564,215	35.5
Interbank deposits	7,224	0.4	6,448	0.4	4,894	0.3
Other deposits	6,491	0.3	7,914	0.4	4,978	0.3
Securities sold under repurchase agreements	388,787	19.9	362,786	20.6	293,440	18.5
Interbank market funds	372,294	19.0	328,645	18.6	294,587	18.6
Real estate credit bills	52,112	2.7	48,955	2.8	28,117	1.8
Rural credit bills	49,744	2.5	39,072	2.2	36,283	2.3
Financial bills	70,083	3.6	81,197	4.6	66,605	4.2
Guaranteed real estate bills	64,491	3.3	59,190	3.4	50,575	3.2
Import and export financing	117,921	6.0	87,144	4.9	101,152	6.4
On-lending-domestic	17,943	0.9	13,087	0.7	11,855	0.7
Institutional market funds	140,547	7.2	119,591	6.8	129,382	8.1
Subordinated debt	45,224	2.3	46,677	2.6	54,540	3.4
Foreing loans through securities	75,912	3.9	62,692	3.6	70,521	4.4
Funding from structured operations certificates	19,411	1.0	10,222	0.6	4,321	0.3
Total	1,956,369	100.0	1,762,374	100.0	1,588,847	100.0

Deposits by Maturity

The table below shows the maturity profile of our deposits as of December 31, 2024, 2023 and 2022:

Deposits by maturity	As of	December 31, 2024
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	131,411	-	-	-	131,411
Demand deposits	124,920	-	-	-	124,920
Other deposits	6,491	-	-	-	6,491
Interest bearing deposits	250,840	90,134	53,767	528,589	923,330
Savings deposits	180,730	-	-	-	180,730
Time deposits	68,624	88,892	50,041	527,819	735,376
Interbank deposits	1,486	1,242	3,726	770	7,224
Total	382,251	90,134	53,767	528,589	1,054,741

Deposits by maturity	As of	December 31, 2023
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	113,548	-	-	-	113,548
Demand deposits	105,634	-	-	-	105,634
Other deposits	7,914	-	-	-	7,914
Interest bearing deposits	234,337	78,984	53,949	470,534	837,804
Savings deposits	174,765	-	-	-	174,765
Time deposits	58,676	78,286	49,098	470,531	656,591
Interbank deposits	896	698	4,851	3	6,448
Total	347,885	78,984	53,949	470,534	951,352

Deposits by maturity	As of	December 31, 2022
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	122,565	-	-	-	122,565
Demand deposits	117,587	-	-	-	117,587
Other deposits	4,978	-	-	-	4,978
Interest bearing deposits	237,983	75,395	62,860	372,635	748,873
Savings deposits	179,764	-	-	-	179,764
Time deposits	57,365	74,326	59,962	372,562	564,215
Interbank deposits	854	1,069	2,898	73	4,894
Total	360,548	75,395	62,860	372,635	871,438

Uninsured Time Deposits

The table below shows our domestic and foreign time deposits uninsured as of and for the years ended December 31, 2024, 2023, and 2022. In Brazil, a private entity, namely, the FGC, provides protection for local depositors, while in other countries, time deposits are insured by different local protection systems and institutions. For uninsured deposits, term deposits above R$250,000.00 and judicial deposit operations were considered, in compliance with FGC criteria.

	For The Year Ended December 31,
	2024			2023			2022
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(In millions of R$)
Maturity within three months	4	31,283	31,287	4	38,032	-	4	45,371	-
Maturity after three months to six months	-	20,224	20,224	-	9,460	38,036	-	12,657	45,375
Maturity after six months to twelve months	18,410	23,432	41,842	25,172	9,749	9,460	30,524	15,012	12,657
Maturity after twelve months	253,768	39,631	293,399	238,981	7,891	34,921	182,911	7,432	45,536
Total time deposits in Uninsured Accounts	272,182	74,939	293,399	25,176	57,241	246,872	30,528	73,040	190,343

Other Sources

We also act as a financial agent in borrowing funds from BNDES and FINAME and lending such funds at a spread determined by the Brazilian Government to targeted sectors of the economy. We obtain U.S. dollar-denominated lines of credit from our affiliates, including Itaú Unibanco Holding – Grand Cayman branch, Banco Itaú Chile and Itaú BBA S.A. – Nassau branch to provide trade finance funding for Brazilian companies. For further details on domestic lending and import and export financing, please see “Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements.

4C. Organizational Structure

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston is controlled by members of the Moreira Salles family. See “Item 7A. Major Shareholders” for further information. For further information about our significant subsidiaries as of December 31, 2024, see Exhibit 8.1 to this annual report.

For further information about our subsidiaries see Note 2 Material Accounting Policies - c) Accounting policies, critical estimates and material judgments - I - Consolidation.

4D. Property, Plant and Equipment

As of December 31, 2024, we owned and leased our principal administrative offices, which include office buildings in ten different addresses, comprising a total area of 505,954 square meters, located primarily in São Paulo and Rio de Janeiro, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center.

We lease most of our bank branches at competitive market rates through renewable leases for a minimum period of 5 years (under similar terms and conditions). Renewals occur periodically, according to the expiration date of each contract.

As of December 31, 2024, we owned approximately 38% of our bank branches (including electronic service stations, banking sites and parking facilities) and leased approximately 62%.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the information included under “Item 4B. Business Overview––Selected Statistical Information.” The following discussion contains forward-looking statements that involve risks and uncertainties.

Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3D. Risk Factors.” In this section, we discuss the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Our main accomplishments for the year of 2024 are described below:

•	The net income attributable to owners of the parent company totaled R$41.1 billion, up 24.1% year-on-year, while the return on average equity closed the year at 20.9%, up 230 basis points compared to 2023.
•	Our consolidated accumulated efficiency ratio in 2024 was 39.5%, being 37.7% in Brazil. For reference, the efficiency ratio is based on BRGAAP managerial disclosure, obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).
•	We distributed R$25.7 billion in dividends and interest on capital to shareholders, which are based on results measured in accordance with generally accepted BRGAAP, which represents a payout of 62.1%. The payout is obtained by dividing the total of Net Dividends and Interest on Capital Paid / Accrued / Identified by the Recurring Managerial Result.

Financial Highlights as of December 31, 2024:

•	R$2,854.5 billion in total assets compared to R$2,543.1 billion as of December 31, 2023;
•	R$2,633.2 billion in liabilities compared to R$2,344.0 billion as of December 31, 2023;
•	R$211.1 billion in stockholders’ equity attributed to the owners of the parent company compared to R$190.2 billion as of December 31, 2023;
•	R$1,567.6 billion in customer funding and other funding compared to R$1,399.6 billion for the period ended on December 31, 2023;
•	R$1,025.5 billion in loan and lease operations compared to R$910.6 billion as of December 31, 2023;
•	As of December 31, 2024, our Common Equity Tier 1 stood at 13.7% compared to 13.7% as of December 31, 2023.

5A. Operating Results

Our results of operations are affected by, among others, the following factors:

Macroeconomic Context

Global Context

The rise in inflation in several developed economies in 2022 led the authorities of these countries to reverse the strongly stimulative policies implemented during the COVID-19 pandemic. The military conflict between Russia and Ukraine increased many commodity prices, such as the prices of energy and oil, resulting an additional pressure to inflation. The European Central Bank adjusted the interest rates from -0.5% in 2021 to 2.0% in 2022 and to 4.0% in 2023. The Fed increased interest rates from 0.13% in 2021 to 4.4% in 2022 and to 5.4% in 2023. The monetary shock, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, has contributed to lower inflation rates for both goods and services. The ECB and the Fed started easing interest rates in 2024 to 3.00% and 4.4%, respectively.

Despite elevated interest rates, the U.S. GDP grew by 2.8% in 2024 and 2.9% in 2023. The Eurozone’s GDP increased by 0.8% in 2024 from 0.5% in 2023, and China’s GDP advanced by 5.0% from 5.2% in 2023. The implementation of import tariffs in the United States is expected to slow global economic growth in 2025.

The imposition of import tariffs by the United States can have a twofold impact on the economy. On one hand, tariffs on foreign goods such as steel, aluminum, and automobiles lead to higher input costs for U.S. producers and raise prices for consumers, thereby contributing to upward pressure on inflation. On the other hand, increased production costs and reduced consumer purchasing power can dampen business investment and household spending, ultimately slowing economic growth. Additionally, retaliatory tariffs from trade partners may hurt U.S. exports, further weighing on manufacturing activity and overall performance. Globally, trade tensions and protectionist measures can disrupt supply chains, reduce cross-border investment, and lower demand for goods and services, leading to a broad-based slowdown in global economic activity.

Latin America Context

Activity dynamics were mixed across the region in 2024. In Mexico, GDP growth decelerated from 3.3% in 2023 to 1.5%, reflecting the normalization of economic activity after the post-pandemic growth spurt and the effects of the conclusion of large public infrastructure projects, among others. We expect Mexico’s GDP growth to slow in 2025 following a deeper economic contraction at the end of 2024 (lower statistical carryover), the effects of trade uncertainty and a projected fiscal consolidation. In Chile, Colombia, and Peru, economic activity recovered in 2024 edging closer towards potential after the policy-induced slowdown in 2023 and the dissipation of idiosyncratic shocks. Growth is projected to remain around or slightly under potential in these economies, as heightened policy uncertainty on trade poses risks of a deterioration in the external backdrop and terms-of-trade.

In Argentina, a macro-stabilization program implemented by the new administration in December 2023 initially led to a sharp contraction in economic activity, an acceleration of inflation, and a decline in real wages. Nevertheless, the economy exited recession during the second half of 2024, with inflation falling significantly faster than estimated. We expect Argentina’s GDP growth to rebound in 2025. Inflation is projected to continue a gradual decline to 25% by year end, from 118% in 2024. Mid-term elections in October will be a key factor in the possibility of further progress on the administration’s liberalization and deregulation program.

Inflation continued to decline throughout 2024, generally surprising to the downside in most economies of the Latin America region. An exception was Chile, in which inflation rebounded materially during the second half of the year due to electricity price hikes that had been postponed since 2019, and exchange-rate pass-through, among other factors. Nevertheless, inflation ended the year above the central bank’s target in Chile, Colombia, and Mexico, but is expected to gradually converge toward the target over the policy horizon. Inflation converged to 2.0% in Peru by the end of 2024, in line with the central bank’s inflation target, and should remain well-behaved this year.

Monetary policy became less contractionary throughout the year, although in some cases such as Chile and Peru, the policy rate has already approached neutral levels in real terms. We expect monetary policy to be conducted ensuring inflation expectations drift towards the respective target, albeit with caution considering elevated global policy uncertainty. Swings in Fed repricing will continue to ripple through the region, especially relevant in exchange rates, reflecting the free-floating exchange rate regimes.

The table below shows the real GDP growth rates in seven Latin American countries as of and for the year ended December 31, 2024, 2023, 2022, 2021 and 2020, except as otherwise indicated.

Real GDP Growth	As of and for the Year Ended December 31,
	2024	2023	2022	2021	2020
(%)
Argentina(1)	(1.7)	(1.6)	5.3	10.4	(9.9)
Chile(2)	2.6	0.5	2.2	11.3	(6.1)
Colombia(3)	1.7	0.7	7.3	10.8	(7.2)
Mexico(4)	1.5	3.3	3.7	6.0	(8.4)
Paraguay(5)	4.2	4.2	0.2	4.0	(0.8)
Peru(6)	3.3	(0.4)	2.8	13.4	(10.9)
Uruguay(7)	3.1	0.7	4.8	5.6	(7.4)

(1) Source: Instituto Nacional de Estadística y Censos
(2) Source: Banco Central de Chile.
(3) Source: Banco de la República.
(4) Source: Instituto Nacional de Estadística y Geografía.
(5) Source: Banco Central del Paraguay.
(6) Source: Banco Central de Reserva del Perú.
(7) Source: Banco Central de Uruguay.

Brazilian Context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. The Brazilian GDP increased by 3.0% and 3.2% in 2022 and 2023, respectively, and by 3.4% in 2024. We expect a slowdown in GDP growth in 2025, which should be impacted by higher interest rates.

 Source: IBGE

IPCA reached 4.8% in the year ended December 31, 2024, from 4.6% in 2023. The increase in inflation was driven by market-set prices, that surged to 4.9% in 2024 from 3.1% in 2023. On the other hand, regulated prices slowed when compared to the previous year, from 9.1% in 2023 to 4.7% in 2024. We forecast IPCA at 5.7% in 2025.

In August 2023, the COPOM started easing interest rates cycles and decreased the SELIC rate in 50 basis points, to 13.25%. At subsequent meetings it maintained this pace, and the SELIC rate reached 11.75% in December 2023 and 10.75% in March 2024. In May 2024, the Selic rate was reduced to 10.50% and remained at this level until August of the same year. In September 2024, COPOM started increasing the SELIC rate, and, as a result, the SELIC rate reached 12.25% in December 2024 and 14.25% in March 2025. We anticipate that the Selic rate will increase again at the next COPOM meeting in May 2025, but with a deceleration in the pace of the increase.

Source: Itaú Unibanco Holding and Central Bank

The transition constitutional amendment (Transition PEC) enacted by the Brazilian Congress resulted in a significant increase in public spending in 2023, which, along with the settlement of court-ordered payments being fully classified as primary expenditures, resulted a primary budget deficit of 2.3% of GDP in 2023 from a primary budget surplus of 1.2% of GDP in 2022. In August 2023, a new fiscal framework was approved by the Brazilian Congress and the primary deficit at the end of 2024 was 0.4% of GDP. We expect a primary budget deficit of 0.7% of the GDP in 2025 and 2026. The gross debt increased from 73.8% of GDP in 2023 to 76.5% in 2024 and it is likely to continue increasing in 2025 and 2026, to 79.6% and 84.7%, respectively.

Brazil has implemented a large number of regulatory changes, such as changes in reserve and capital requirements for financial institutions, as well as other macro-prudential policies. Please refer to “Item 4B. Business Overview—Capital Adequacy and Leverage—Basel III Framework—Implementation of Basel III in Brazil” and “Item 4B. Business Overview—Assets—Reserve Requirements” for further details.

Total outstanding loans provided by Brazilian financial institutions increased in year-over-year real terms on December 31, 2024, 6.3%, after an increase of 3.3% on December 31, 2023. Total new loans increased by 10.5% as of December 31, 2024, when compared to an increase of only 0.1% as of December 31, 2023, both on an annualized basis. The rate of non-performing household loans decreased by 0.2 p.p. to 3.5% as of December 31, 2024, when compared to 2023. The rate of non-performing loans to non-financial corporations reached 2.0% on December 31, 2024, which was below the 2.5% rate on December 31, 2023.

The real depreciated against the U.S. dollar, with the exchange rate reaching R$6.1923 per US$1.00 as of December 31, 2024, compared to R$4.8413 per US$1.00 as of December 31, 2023.

Source: Itaú Unibanco Holding and Central Bank

The current account ended 2024 with a deficit of 2.8% of GDP. Brazil has maintained its external solvency, with US$330 billion in international reserves as of December 31, 2024.

The table below shows the inflation rate, exchange rate variation and interest rates in Brazil as of and for the twelve-month periods ended December 31, 2024, 2023, 2022, 2021 and 2020, except as otherwise indicated.

	As of and for the Year Ended December 31,
	2024	2023	2022	2021	2020
	(%)
Inflation rate - IGP-DI (1)	6.9	(3.3)	5.0	17.7	23.1
Inflation rate - IPCA (2)	4.8	4.6	5.8	10.1	4.5
Exchange rate variation (R$/US$) (3)	27.9	(7.2)	(6.5)	7.4	28.9
CDI (interbank interest rate) (4)	11.77	11.87	13.65	8.76	1.90
Selic (overnight interest rate) (4)	11.77	11.87	13.65	8.76	1.90
Sovereign 5-year CDS (5)	187.7	139.7	249.7	221.6	150.9
(1)	Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna (“IGP-DI”) published by the Fundação Getúlio Vargas.
(2)	Source: IPCA published by IBGE.
(3)	Source: Bloomberg (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real.
(4)	Source: Central Bank. Interest rate accumulated in the month in annual terms (basis 252).
(5)	Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

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

For further information see “Note 2. Material Accounting Policies – c) Accounting Policies, Critical Estimates and Material Judgments” to our consolidated financial statements.

Accounting Standards Applicable for Period Ended December 31, 2024

• Amendments	to IAS 1 – Presentation of Financial Statements:

The segregation between Current and Non-Current Liabilities - clarifies when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application and there are no impacts on our consolidated financial statements.

Material Changes in Accounting Standards

For further information on material changes in accounting standards, see “Note 2 –Material Accounting Policies – b) New Accounting Standards Changes and Interpretations of Existing Standards” to our consolidated financial statements.

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

For further information on our hedge accounting see “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Liquidity Risk” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Market Risk”

For further information see “Note 7 – Hedge Accounting” to our audited consolidated financial statements. With respect to the hedge accounting policy see “Note 2. Material Accounting Policies – c) Accounting policies, critical estimates and material judgments – IV.IV – Derivatives and use of hedge accounting” to our audited consolidated financial statements.

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

We present information on the fair value of our financial instruments in the table below as of December 31, 2024, 2023 and 2022.

Financial instruments recorded at fair value	For The Year Ended December 31,
	2024	2023	2022
	(In millions of R$)
Assets
Securities at fair value through profit or loss	560,143	511,752	385,099
Derivatives	92,439	55,251	78,208
Securities at fair value through other comprehensive income	106,303	130,039	126,748
Other financial assets	1,612	1,351	1,375
Total	760,497	698,393	591,430
Liabilities
Other financial liabilities	544	560	583
Structured notes	318	296	64
Derivatives	85,413	52,475	76,861
Total	86,275	53,331	77,508

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

•	Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
•	Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and
•	Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date.

We present information on our Level 3 financial instruments in the table below as of December 31, 2024 and 2023.

Level 3	For The Year Ended December 31,
	2024	2023
	(In millions of R$)
Financial assets at fair value through profit or loss	1,940	2,118
Financial assets at fair value through other comprehensive income	218	253
Net position of derivatives	197	(127)
Total	2,355	2,244

Please refer to “Note 28 – Fair Value” to our audited consolidated financial statements for further details.

Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, discussions related to the results of operations for the year ended December 31, 2023 in comparison to the year ended December 31, 2022 have been omitted. For further information on such omitted discussions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on our Form 20-F for the year ended December 31, 2023, which is not incorporated by reference into this annual report.

Results of Operations – Year ended December 31, 2024, compared to year ended December 31, 2023

The table below presents our summarized consolidated statement of income for the years ended December 31, 2024 and 2023. The interest rates presented are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company.”

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	168,050	154,971	13,079	8.4
Net interest income(1)	103,848	97,712	6,136	6.3
Non-interest income(2)	64,202	57,259	6,943	12.1
Expected loss from financial assets	(32,311)	(30,445)	(1,866)	6.1
Other operating income (expenses)	(88,183)	(84,826)	(3,357)	4.0
Net income before income tax and social contribution	47,556	39,700	7,856	19.8
Current and deferred income and social contribution taxes	(5,428)	(5,823)	395	(6.8)
Net income	42,128	33,877	8,251	24.4
Net income attributable to owners of the parent company	41,085	33,105	7,980	24.1
(1) Includes:
(i) interest and similar income (R$242,258 million and R$222,385 million in the years ended December 31, 2024 and 2023, respectively);
(ii) interest and similar expenses (R$(167,278) million and R$(158,250) million in the years ended December 31, 2024 and 2023, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$32,011 million and R$29,145 million in the years ended December 31, 2024 and 2023, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$(3,143) million and R$4,432 million in the years ended December 31, 2024 and 2023, respectively).
(2) Includes commissions and banking fees (R$47,071 million and R$45,731 million in the years ended December 31, 2024 and 2023, respectively), Income from insurance contracts and private pension (R$6,982 million and R$6,613 million in the years ended December 31, 2024 and 2023, respectively) and other income (R$10,149 million and R$4,915 million in the years ended December 31, 2024 and 2023, respectively).

Net income attributable to owners of the parent company increased by 24.1% to R$41,085 million for the year ended December 31, 2024, from R$33,105 million for the same period of 2023. This is mainly due to an 8.4%, or R$13,079 million increase in operating revenues, partially offset by a 4.0%, or R$3,357 million, increase in other operating expenses, and a 6.1%, or R$1,866 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$6,136 million, or 6.3%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to increases in the following line items (i) R$19,873 million in interest and similar income, mainly due to increases of R$9,474 million in financial assets at fair value through other comprehensive income, and R$8,319 million in loan operations income mainly as a result of an increase in the volume of loan and lease operations of 12.6%; and (ii) R$2,866 million in income of financial assets and liabilities at fair value through profit or loss. These increases were partially offset by an increase of R$9,028 million in interest and similar expense and a decrease of R$7,575 million in foreign exchange results and exchange variations in foreign transactions.

•	Interest and similar income increased by 8.9% for the year ended December 31, 2024, compared to the same period of 2023, as a result of an increase in interest income from financial assets at fair value through other comprehensive income, and the growth of our loan portfolio, across all business segments.
•	Interest and similar expenses increased by 5.7% for the year ended December 31, 2024 compared to the same period of 2023, due to an increase of R$17,057 million in expenses from interbank market funds, mainly due to an increase in the volume of our operations. This increase was offset by decreases in the following line items: (i) R$5,362 million in expenses from securities sold under repurchase agreements, driven by lower market rates; and (ii) R$3,019 million in expenses from deposits, as a result of the lower average remuneration rate, which has led to efficiencies in our funding.

Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements for further details on interest and similar expenses.

The managerial adjustments of tax effects represented R$6,694 million of our net interest income for the year ended December 31, 2024, compared to R$4,991 million for the same period of 2023. Considering this managerial adjustment, net interest income was R$110,542 million, an increase of R$7,839 million, for the year ended December 31, 2024, compared to the same period of 2023.

Non-interest income increased by 12.1%, or R$6,943 million for the year ended December 31, 2024 compared to the same period of 2023. This increase was mainly due to (i) a 106.5%, or R$5,234 million, increase in other income, mainly due to the increase in income from the energy trading desk, as a result of higher energy prices being traded in the market; (ii) a 2.9%, or R$1,340 million, increase in commissions and banking fees, as a result of higher revenue from investment banking activities. Our income from insurance contracts and private pension increased by 5.6%, or R$369 million, as a result of the higher insurance sales, mainly related to life and credit life, offset by the lower financial result for the period.

The following chart shows the main components of our banking service fees for the years ended December 31, 2024 and 2023:

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$1,866 million, or 6.1%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to an increase in expected loss with other financial asset of R$3,961 million for the year ended December 31, 2024, compared to the same period of 2023. This increase was partially offset by a reduction in expected loss with loan and lease operations.

Please see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio.

•	Non-performing loans: We calculate our 90-day non-performing loan ratio (the “NPL ratio”) as the value of our 90-day non-performing loans to our loan portfolio.

As of December 31, 2024, our 90-day NPL ratio was 2.6%, a decrease of 50 basis points compared to December 31, 2023. This decrease was due to the decrease of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages and to the decrease of 30 basis points in the NPL ratio of our companies loan portfolio, compared to December 31, 2023.

We calculate our 15 to 90 days NPL ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2024, our 15 to 90 days NPL ratio was 2.0%, a decrease of 30 basis points when compared to December 31, 2023. During this period our 15 to 90-day NPL ratio decreased by 20 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. Additionally, the NPL ratio of our companies loan portfolio decreased by 20 basis points as of December 31, 2024 compared to December 31, 2023.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2023, through December 31, 2024:

•	Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2024, our coverage ratio in accordance with BRGAAP was 215% compared to a ratio of 216% as of December 31, 2023. The decrease in the total coverage ratio was mainly driven by the lower allowance for loan losses, which was mainly impacted by the reversal of a provision for a specific client in the corporate segment in Brazil.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2023, through December 31, 2024:

Other Operating Expenses increased by 4.0% to an expense of R$88,183 million for the year ended December 31, 2024, from an expense of R$84,826 million for the same period of 2023. This increase was mainly due to the R$3,657 million, or 4.8%, increase in our general and administrative expenses for the year ended December 31, 2024. This increase was due to: (i) the effects of our annual collective wage agreement, which includes a 4.64% adjustment on salaries and benefits from September 2024 onwards; (ii) the increase in profit sharing expenses; and (iii) higher expenses from the energy trading desk, due to higher energy prices being traded in the market.

Please see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$5,428 million for the year ended December 31, 2024, from an expense of R$5,823 million in the same period of 2023, mainly driven by the increase in other non-deductible expenses net of non-taxable income.

The managerial adjustments of tax effects, as mentioned in “net interest income,” amounted to R$5,781 million in current and deferred income and social contribution taxes for the year ended December 31, 2024, compared to R$4,855 million for the same period of 2023. Considering this fiscal effect, current and deferred income and social contribution taxes was R$11,209 million, an increase of R$531 million during this period.

Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

These reports are prepared using a variety of information which we deem important for management purposes, including financial and non-financial information which differs from the information prepared in accordance with accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income and Return on Economic Capital allocated to each business segment.

However, the information by segment below has been prepared in accordance with accounting practices adopted in Brazil.

For more information on our segments, see “Item 4. Information on the Company” and “Note 30 – Segment Information” to our audited consolidated financial statements.

The table below sets forth the summarized consolidated statement of income from our operating segments for the year ended December 31, 2024:

Summarized Consolidated Statement of Income from January 1, 2024 to December 31, 2024(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	101,057	58,014	9,887	168,958	(908)	168,050
Cost of Credit	(29,819)	(4,675)	-	(34,494)	2,183	(32,311)
Claims	(1,589)	(26)	-	(1,615)	1,615	-
Other operating income (expenses)	(48,552)	(21,248)	(2,541)	(72,341)	(15,842)	(88,183)
Income tax and social contribution	(5,482)	(10,502)	(1,879)	(17,863)	12,435	(5,428)
Non-controlling interest in subsidiaries	(491)	(650)	(101)	(1,242)	199	(1,043)
Net income	15,124	20,913	5,366	41,403	(318)	41,085
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

The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS accounting standards as issued by the IASB.

Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies’ segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2024 and 2023:

Summarized Consolidated Statement of Income - Retail Business	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	101,057	96,595	4,462	4.6
Interest margin	61,956	59,099	2,857	4.8
Non-interest income (1)	39,101	37,496	1,605	4.3
Cost of credit and claims	(31,408)	(33,626)	2,218	(6.6)
Other operating income (expenses)	(48,552)	(45,560)	(2,992)	6.6
Income tax and social contribution	(5,482)	(4,232)	(1,250)	29.5
Non-controlling interest in subsidiaries	(491)	(78)	(413)	529.5
Net income	15,124	13,099	2,025	15.5
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from our Retail Business segment increased by 15.5%, to R$15,124 million for year ended December 31, 2024, from R$13,099 million for the same period of 2023. These results are explained as follows:

•	Operating revenues: increased by R$4,462 million for the year ended December 31, 2024, compared to the same period of 2023, as a result of an increase of 4.8% in the interest margin, as a result of a higher average credit volume. Moreover, non-interest income increased by 4.3% in the year ended December 31, 2024, compared to the same period of 2023, caused by higher revenues from insurance products, caused by the increase in earned premiums, mainly in the following products: (i) life and personal accident, (ii) credit life, and (iii) protected card, in addition to higher revenue from the issuance of credit and debit cards.
•	Cost of credit and claims decreased by R$2,218 million for the year ended December 31, 2024, compared to the same period of 2023, as a result of the decreases in provisions for loan losses and in discounts granted, and the increase in the recovery of loans written off as losses.

•	Other operating expenses increased by R$2,992 million for the year ended December 31, 2024, compared to the same period of 2023, mainly due to the increase in expenses with (i) personnel, driven by the effects of our annual collective wage agreement and the increase in profit sharing expenses; (ii) third-party services; and (iii) data processing and depreciation and amortization.
•	Income tax and social contribution for the Retail Business, Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company” and “Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased due to a tax benefit from interest on capital.

Wholesale Business

This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2024 and 2023:

Summarized Consolidated Statement of Income - Wholesale Business	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	58,014	54,631	3,383	6.2
Interest margin	41,259	39,980	1,279	3.2
Non-interest income (1)	16,755	14,651	2,104	14.4
Cost of credit and claims	(4,701)	(4,825)	124	(2.6)
Other operating income (expenses)	(21,248)	(20,373)	(875)	4.3
Income tax and social contribution	(10,502)	(9,022)	(1,480)	16.4
Non-controlling interest in subsidiaries	(650)	(655)	5	(0.8)
Net income	20,913	19,756	1,157	5.9
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Wholesale Business segment increased by 5.9%, to R$20,913 million for the year ended December 31, 2024 from R$19,756 million for the same period of 2023. These results are explained as follows:

•	Operating revenues: increased by R$3,383 million, or 6.2%, for the year ended December 31, 2024 compared to the same period of 2023, as a result of an increase of 3.2% in the interest margin, driven by the higher average credit volume and the higher margin of liabilities recorded during the period. The 14.4% increase in non-interest income was driven by the increase in asset management fees and higher revenues from advisory services and brokerage, as a result of higher volumes of fixed income transactions. As of November 30, 2024, we participated in 408 local fixed-income transactions, which included debentures and promissory notes issuance, as well as securitizations, totaling R$130.2 billion in originated volume and R$67.4 billion in distribution, ranking first in originated volume and distribution pursuant to a ranking published by ANBIMA. In the equity markets, we ranked first in number of operations, participating in 8 operations (not considering Block Trades), and first in terms of volume with R$2.3 billion, both in Dealogic´s ranking, as of December 31, 2024. We also provided financial advisory services for 43 M&A transactions in Brazil, totaling R$66.6 billion. As of December 31, 2024, we were ranked second place in number of M&A deals and in volume in Dealogic’s ranking and excluding proprietary operations we were ranked first place in number of M&A (39 transactions) and first place in terms of volume (R$ 65.2 billion).
•	Cost of credit and claims decreased by R$124 million for the year ended December 31, 2024 compared to the same period of 2023, as a result of lower provision for loan losses and discounts granted, partially offset by higher impairment charges on private securities in the Wholesale Business segment in Brazil.
•	Other operating expenses increased by R$875 million for the year ended December 31, 2024, compared to the same period of 2023, driven by an increase in expenses with (i) personnel, driven by the effects of our annual collective wage agreement and the increase in profit sharing expenses; (ii) third-party services; (iii) data processing; and (iv) depreciation and amortization.

•	Income tax and social contribution for our Wholesale Business, Retail Business and Activities with the Market + Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to a tax benefit from interest on capital.

Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2024 and 2023:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	9,887	5,572	4,315	77.4
Interest margin	9,232	5,019	4,213	83.9
Non-interest income (1)	655	553	102	18.4
Other operating income (expenses)	(2,541)	(1,864)	(677)	36.3
Income tax and social contribution	(1,879)	(935)	(944)	101.0
Non-controlling interest in subsidiaries	(101)	(10)	(91)	910.0
Net income	5,366	2,763	2,603	94.2
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment increased by R$2,603 million, or 94.2%, for the years ended December 31, 2024, compared to the same period of 2023. We recorded an increase of R$4,315 million in operating revenues, as a result of (i) higher remuneration of excess capital; (ii) higher income with interest on capital; and (iii) higher results from the banking desk due to their asset liability management.

•	Income tax and social contribution for our Activities with the Market + Corporation, Retail Business and Wholesale Business segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2024 and 2023. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation

	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)
Cash	36,127	32,001	4,126	12.9
Financial assets at amortized cost	1,912,804	1,686,225	226,579	13.4
Central Bank of Brazil deposits	160,698	145,404	15,294	10.5
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	637,658	550,071	87,587	15.9
Loan and lease operations	1,025,493	910,590	114,903	12.6
Other financial assets	136,713	127,699	9,014	7.1
(-) Provision for Expected Loss	(47,758)	(47,539)	(219)	0.5
Financial assets at fair value through other comprehensive income	106,303	130,039	(23,736)	(18.3)
Financial assets at fair value through profit or loss	654,194	568,354	85,840	15.1
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	72,394	61,960	10,434	16.8
Tax assets	72,653	64,521	8,132	12.6
Total assets	2,854,475	2,543,100	311,375	12.2

Total assets increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This result is further described below:

Financial assets at amortized cost increased by R$226,579 million, or 13.4%, as of December 31, 2024, compared to December 31, 2023, mainly due to increases in (i) our loan and lease operations; (ii) interbank deposits, securities purchased under agreements to resell and securities at amortized cost; (iii) Central Bank of Brazil deposits; and (iv) other financial assets.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$87,587 million, or 15.9%, as of December 31, 2024 compared to December 31, 2023, mainly due to an increase of (i) R$66,764 million in securities, mainly in corporate securities, especially in rural product notes (Cédula do Produtor Rural) and debentures; (ii) R$15,924 million in interbank deposits; and (iii) R$4,899 million in securities purchased under agreements to resell.

Please see “Note 4 – Interbank Deposits and Securities Purchased Under Agreements to Resell,” “Note 9 – Financial assets at amortized cost – Securities” to our audited consolidated financial statements for further details.

Loan and lease operations increased by R$114,903 million, or 12.6%, as of December 31, 2024, compared to December 31, 2023, mainly due to the increases of (i) R$36,484 million in foreign loans – Latin America, as a result of the impact of foreign exchange variation; (ii) R$28,958 million in our individuals loan portfolio, especially due to increases of (a) R$12,750 million in mortgage loans; (b) R$6,731 million in credit card; and (c) R$5,112 million in personal loans; (iii) R$25,082 million in micro/small and medium companies; and (iv) R$24,379 million in corporate loans.

Loan and Lease Operations, by asset type	As of		Variation

	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)
Individuals	445,574	416,616	28,958	7.0
Credit card	143,048	136,317	6,731	4.9
Personal loan	66,104	60,992	5,112	8.4
Payroll loans	74,524	73,472	1,052	1.4
Vehicles	36,637	33,324	3,313	9.9
Mortgage loans	125,261	112,511	12,750	11.3
Corporate	160,840	136,461	24,379	17.9
Micro/Small and Medium companies	194,192	169,110	25,082	14.8
Foreign Loans - Latin America	224,887	188,403	36,484	19.4
Total Loans and lease operations	1,025,493	910,590	114,903	12.6

Please see “Note 10 – Loan and Lease Operations” to our audited consolidated financial statements for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2024 and 2023. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation
	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)
Financial Liabilities	2,239,979	2,001,691	238,288	11.9
At Amortized Cost	2,148,776	1,944,162	204,614	10.5
Deposits	1,054,741	951,352	103,389	10.9
Securities sold under repurchase agreements	388,787	362,786	26,001	7.2
Interbank market funds, Institutional market funds and other financial liabilities	705,248	630,024	75,224	11.9
At Fair Value Through Profit or Loss	86,275	53,331	32,944	61.8
Provision for Expected Loss	4,928	4,198	730	17.4
Insurance contracts and private pension	306,899	271,546	35,353	13.0
Provisions	19,209	19,744	(535)	(2.7)
Tax liabilities	11,345	9,202	2,143	23.3
Other liabilities	55,759	41,867	13,892	33.2
Total liabilities	2,633,191	2,344,050	289,141	12.3
Total stockholders’ equity attributed to the owners of the parent company	211,090	190,177	20,913	11.0
Non-controlling interests	10,194	8,873	1,321	14.9
Total stockholders’ equity	221,284	199,050	22,234	11.2
Total liabilities and stockholders' equity	2,854,475	2,543,100	311,375	12.2

Total liabilities and stockholders’ equity increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$103,389 million, or 10.9%, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase of R$78,785 million in time deposits, as a result of our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products.

Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements increased by R$26,001 million, or 7.2%, as of December 31, 2024 compared to December 31, 2023, mainly due to an increase of R$25,418 million in right to sell or repledge the collateral.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$75,224 million, or 11.9%, as of December 31, 2024 compared to December 31, 2023, mainly due to increases of (i) R$43,649 million in interbank market funds, especially in import and export financing; and (ii) R$20,956 million in institutional market funds, especially in foreign loans through securities.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements for further details.

Insurance contracts and private pension increased by R$35,353 million, or 13.0%, as of December 31, 2024 compared to December 31, 2023, mainly due to the update of private pension contracts known as Free Benefit Generating Plan (“PGBL”) and Free Benefit Generating Life Plan (“VGBL”), as a result of the performance of the funds as a result of an increase in the index used to adjust private pension contracts and the higher portability volume.

Funding

The chart below presents historical data on the ratio between our loan portfolio and funding from December 31, 2023 to December 31, 2024:

_____________

(1)	Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (2) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents; (3) The loan portfolio balance does not include financial guarantees provided and corporate securities.

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

Annual Assessment of Capital Adequacy

Annual assessment of capital adequacy refers to the combination of identification of the risks to which we are exposed and Analysis of their materiality, resulting in assessments of the need for capital to cover the material risks, through development of methods of quantifying additional capital and quantification of capital and internal capital adequacy assessment.

These analyses result in the development of a capital and contingency plan, followed by submission of report to the Central Bank.

In accordance with the CMN and Central Bank regulations, we implemented a capital management structure and ICAAP, taking a prospective stance in relation to capital management.

In addition, we have a Recovery Plan, which is a report which aims at defining how to reestablish adequate levels of capital and liquidity in response to stress situations.

Requirements and Capital Composition

Our minimum capital requirements are expressed as ratios of the capital available (“Total Capital”) and RWA. These ratios follow the set of resolutions and circulars disclosed by the Central Bank that implemented, in Brazil, the global capital requirement standards known as Basel III.

The Total Capital is the sum of three items, as shown below:

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The minimum Total Capital ratio required is 8.0% as from January 1st, 2019.

The Central Bank rules call for Additional Capital Buffers (“ACP”), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time, as provided for CMN Resolution 4,958 of October 21, 2021 as amended (CMN Resolution 4,958).

According to CMN Resolution 4,958, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

•	RWAOPAD– portion related to the operational risk capital requirement, calculated using standardized approach;
•	RWACPAD– portion related to exposures to credit risk, calculated using standardized approach;
•	RWACIRB– portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil;
•	RWAMPAD– portion related to the market risk capital requirement, calculated using standardized approach;
•	RWAMINT–portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

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

	As of December 31,
	2024	2023
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET1)	188,265	166,389
Tier I	206,196	185,141
Total capital	227,602	206,862
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,379,056	1,215,019
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	13.7%	13.7%
Tier I ratio (%)	15.0%	15.2%
Total capital ratio (%)	16.5%	17.0%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%) (1)	0.1%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.5%
1) The countercyclical capital buffer is fixed by the monetary authorities of the jurisdictions in which Itaú has exposure, the most relevant of which are Brazil, where theFinancial Stability Committee (Comef) sets it at zero (BACEN Communiqué No. 42,457/24) and Chile, which is set at 0.5%.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, which is applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

As of December 31, 2024, our Total Capital reached R$227,602 million, an increase of R$20,740 million as compared to December 31, 2023. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 16.5%, as of December 31, 2024, a drop of 50 basis points compared to 17.0% as of December 31, 2023, due to repurchases of debts that comprise Tier I and II capital.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2024, our Fixed Assets Ratio reached 18.5%, which presents a buffer of R$71,704 million.

As of December 31, 2024, our Tier I Capital ratio reached 15.0%, consisting of 13.7% Common Equity Tier I and of 1.3% Additional Tier I. Our Tier I Capital ratio decreased 20 basis points in relation to September 30, 2024, mainly due to repurchases of debts that composed capital.

Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about regulatory capital.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims at ensuring that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) LCR, and (ii) NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

Set forth below is a discussion of our LCR for the three-month periods ended on December 31, 2024 and 2023 and our NSFR as of December 31, 2024 and 2023.

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

The following table presents our LCR for the three-month periods ended December 31, 2024 and 2023:

	Three-month periods ended December 31,
Liquidity Coverage Ratio	2024	2023
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA) (1)	362,609	371,763
Cash Outflows (2)	409,051	384,959
Cash Inflows (3)	245,188	191,181
Total Net Cash Outflows	163,863	193,779
LCR%	221.3%	191.8%
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

Our average LCR for the three-month period ended December 31, 2024 was 221.3%, which is above the Central Bank’s requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017.  The NSFR corresponds to the ratio of our ASF for the end of each period to our RSF for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

The following table presents our NSFR as of December 31, 2024 and 2023:

	As of December 31,
Net Stable Funding Ratio	2024	2023
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF) (1)	1,375,854	1,246,214
Total Required Stable Funding (RSF) (2)	1,127,870	982,376
NSFR (%)	122.0%	126.9%
1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2024, our ASF totaled R$1,375.9 billion, mainly due to capital funding and Retail Business and Wholesale Business funding, and our RSF totaled R$1,127.9 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, governments and transactions with banks.

As of December 31, 2024, our NSFR was 122.0%, which is above the Central Bank’s requirements.

5B. Liquidity and Capital Resources

Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by our managing body and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

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

The following table presents our operational liquidity reserve as of December 31, 2024, 2023 and 2022:

	As of December 31,
Operational Liquidity Reserve	2024	2023	2022	2024 Average Balance (1)
	(In millions of R$)
Cash	36,127	32,001	35,381	35,550
Securities purchased under agreements to resell – Funded position (2)	50,461	58,714	34,373	71,185
Unencumbered government securities (3)	154,526	147,861	189,279	142,177
Operational reserve	241,114	238,576	259,033	248,912
1)  Average calculated based on audited interim financial statements.
2) Net of R$ 7,031 (R$ 9,008 at 12/31/2023 and R$14,576 at 12/31/2022), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.
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

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Until December 31, 2024, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits to us which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations. For more information on our dividend policy, see “Item 8A. Consolidated Statements and Other Financial Information – Shareholders' Payment” of this annual report.

Perpetual Subordinated Financial Bills

On March 7, 2025, we announced the issuance of perpetual subordinated financial bills in the total amount of R$4.4 billion, in private negotiations with professional investors.

The Financial Bills are perpetual in nature and may be repurchased as from 2030, subject to the prior authorization of the Central Bank of Brazil. In accordance with Resolutions No. 122 and No. 5,007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of the Company’s Reference Equity with an impact of 32 basis points on its Tier 1 market capitalization rate (calculated on the capital base of December 31, 2024).

Senior Notes

On February 20, 2025, we announced the issuance of senior notes maturing in five years in the total amount of US$1 billion at a fixed rate of 6.00%, on February 27, 2025. The offer price was 100% of their face value, which will result in an annual return to investors of 6.00%.

Tier 2 Subordinated Financial Bills

On November 6, 2024, we announced the repurchase of all of our Tier 2 subordinated financial bills, issued on November 5 and 12, 2019, respectively, maturing in November 2028 and November 2029, respectively, in the amount of R$3.6 billion.

The impact of the repurchase of the financial bills on our Tier 2 market capitalization rate was 27 basis points (calculated on the capital base of September 30, 2024).

For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”

Tier 1 Subordinated Notes

On November 4, 2024, we announced the redemption of all of our Tier 1 subordinated notes issued on December 12, 2017 to take place on December 12, 2024, in the amount of US$1.250 million and a coupon of 7.721% per year.

The impact of this redemption on our Tier 1 market capitalization rate was 55 basis points (calculated on the capital base of September 30, 2024).

For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”

Perpetual Subordinated Financial Bills Issuance

On October 30, 2024, we announced to the market that we had issued perpetual subordinated financial bills in the total amount of R$2.8 billion, in private negotiations with professional investors.

The financial bills are perpetual in nature and may be repurchased as from 2029, subject to the prior authorization of the Central Bank. In accordance with Resolutions No. 122 and No. 5,007 of the Central Bank, the financial bills compose the Additional Capital of our regulatory capital with an impact of 21 basis points on our Tier 1 market capitalization rate (calculated on the capital base of June 30, 2024).

For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”

Tier 2 Subordinated Notes

On October 22, 2024, we announced the redemption of all of our Tier 2 subordinated notes issued on November 21, 2019, which took place on November 21, 2024, in the amount of US$750 million, a coupon of 4.5% year, and a maturity scheduled for November 21, 2029.

The impact of this redemption on our Tier 2 market capitalization rate was 32 basis points.

For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”

Perpetual Subordinated Financial Bills Issuance

On September 18, 2024, we announced to the issuance of perpetual subordinated financial bills in the total amount of R$1 billion, in private negotiations with professional investors.

The financial bills are perpetual in nature and may be repurchased from 2029, subject to the prior authorization of the Central Bank. In accordance with Resolutions No. 122 and No. 5,007 of the Central Bank, these financial bills compose the Additional Capital of our regulatory capital with an impact of 8 basis points on our Tier 1 market capitalization rate (calculated on the capital base of June 30, 2024).

For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”

Tier 2 Subordinated Financial Bills Issuance

On August 22, 2024, we announced the issuance of Tier 2 subordinated financial bills in the total amount of R$3.1 billion, in private negotiations with professional investors.

These financial bills have maturity in 2034, with a repurchase option from 2029 subject to prior authorization from the Central Bank. In accordance with Resolution No. 122 of the Central Bank, these financial bills compose the Tier 2 Capital of our Referential Equity with an impact of 24 basis points on our Tier 2 capitalization ratio (calculated on the capital base of June 30, 2024).

For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”

Tier 2 Subordinated Financial Bills Issuance

On February 2, 2024, we announced to the market that with the purpose of optimizing our capital structure given our asset growth, that we issued financial bills in the total amount of R$1 billion, of which R$530 million will mature in February 2034 and R$470 million in February 2039. These financial bills have a repurchase option from 2029 and 2034, respectively, and are subject to prior authorization from the Central Bank.

In accordance with Resolution No. 122 of the Central Bank, these financial bills compose the Tier 2 Capital of our Referential Equity with an impact of 8 basis points on its Tier 2 capitalization ratio.

The proceeds raised from the issuance of these financial bills will be used either directly and/or indirectly through its subsidiaries to reimburse costs and expenses directly related to the acquisition of a real estate development.

The financial bills were underwritten by Opea Securitizadora S.A., which issued CRIs backed by LCIs, which represent financial bills. CRIs were distributed through the public offering automatically registered with CVM and allocated to qualified and professional investors.

For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures for the year ended December 31, 2024 were funded with internal resources. We cannot assure that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures as of December 31, 2024, 2023 and 2022:

Capital Expenditures	As of December 31,			Variation
	2024	2023	2022	2024 - 2023		2023 - 2022
	(In millions of R$, except percentages)
Fixed Assets	1,833	3,815	2,727	(1,982)	(52.0)%	1,088	39.9%
Fixed assets under construction	1,112	1,277	905	(165)	(13.0)%	372	41.1%
Land and buildings	6	1,510	8	(1,504)	(99.6)%	1,502	18,778.1%
Leasehold improvements	105	57	56	48	84.2%	1	2.3%
Installations, furnitures and data processing equipment	546	942	1,710	(396)	(42.1)%	(768)	(44.9)%
Other	64	29	48	35	122.2%	(19)	(39.8)%
Intangible Assets	5,535	5,376	5,768	159	3.0%	(392)	(6.8)%
Goodwill	135	603	-	(468)	(77.6)%	603	100.0%
Association for the promotion and offer of financial products and services	-	-	-	-	-	-	-
Software acquired and Internally developed software	4,537	4,086	4,727	451	11.0%	(641)	(13.6)%
Other intangibles	863	687	1,041	176	25.6%	(354)	(34.0)%
Total	7,368	9,191	8,495	(1,823)	(19.8)%	696	8.2%

See “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of December 31, 2024. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2024. As of the date of this annual report, there has been no material change in our capitalization since December 31, 2024.

You should read the table below in conjunction with the information included in “Item 4B. Business Overview – Selected Statistical Information” for further details.

Capitalization	As of December 31, 2024
	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	526,152	89,850
Securities sold under repurchase agreements	345,633	59,023
Structured notes	-	-
Derivatives	40,580	6,930
Interbank market funds	218,138	37,251
Institutional market funds	17,033	2,909
Other financial liabilities	188,877	32,254
lnsurance contracts and private pension	631	108
Provisions	5,093	870
Tax liabilities	4,364	745
Other Non-financial liabilities	49,387	8,434
Total	1,395,888	238,373
Long-term liabilities
Deposits	528,589	90,266
Securities sold under repurchase agreements	43,154	7,369
Structured notes	318	54
Derivatives	44,833	7,656
Interbank market funds	154,156	26,325
Institutional market funds	123,514	21,092
Other financial liabilities	4,074	696
lnsurance contracts and private pension	306,268	52,301
Provision for Expected Loss	4,928	842
Provisions	14,116	2,411
Tax liabilities	6,378	1,089
Other Non-financial liabilities	6,372	1,088
Total	1,236,700	211,189
Income tax and social contribution - deferred	603	103
Non-controlling interests	10,194	1,741
Stockholders’ equity attributed to the owners of the parent company (2)	211,090	36,047
Total capitalization (3)	2,854,475	487,453
BIS ratio (4)	16.5%
(1) Convenience translation at 5.8559 reais per U.S. dollar, the exchange rate in effect on April 17, 2025.
(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,817,814,156 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2024.
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

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in Note 13 - Fixed assets, Note 14 - Goodwill and Intangible assets, Note 32 – Risk and Capital Management - b) Risk Management -  I.I – Collateral and policies for mitigating credit risk” and – III.II - Control over liquidity” to our consolidated financial statements.

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

Exposures		Trading Portfolio (1)			Trading and Banking Portfolios (1)
		December 31, 2024			December 31, 2024
Risk Factors	Risk of varitions in:	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In millions of R$)
Interest Rate	Fixed Income Interest Rates in reais	(0.3)	(26.8)	(129.3)	(12.9)	(4,673.9)	(8,996.3)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	0.2	(200.9)	(381.1)	(1.4)	(435.5)	(831.1)
Foreign Exchange Rates	Prices of Foreign Currencies	(2.5)	33.2	22.6	4.2	(29.2)	(0.9)
Price Index Linked	Interest of Inflation coupon	-	(8.3)	(21.6)	0.7	(71.9)	(183.4)
TR	TR Linked Interest Rates	-	-	-	(1.1)	(353.9)	(671.6)
Equities	Prices of Equities	2.3	174.3	332.4	5.1	104.1	192.0
Other	Exposures that do not fall under the definitions above	-	(40.1)	(85.3)	-	(40.1)	(85.3)
Total		(0.3)	(68.6)	(262.3)	(5.4)	(5,500.4)	(10,576.6)
1) Amounts net of tax effects.

•	Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
•	Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
•	Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

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

For further information on the position of our interest-bearing assets and liabilities as of December 31, 2024 see “Note 32.  Risk and Capital Management - b) Risk Management - II Market Risk” of our audited consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions.

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

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

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

The information set forth in the table below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$109.6 billion as of December 31, 2024, under the gap management policy adopted, as mentioned above. We apply either economic hedges or hedge accounting to those net investments abroad.

Exchange Rate Sensitivity	For The Year Ended December 31, 2024
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)
Assets	2,164,453	625,431	64,591	2,854,475	24.2
Cash	6,548	28,003	1,576	36,127	81.9
At Amortized Cost	1,457,521	404,906	50,377	1,912,804	23.8
Deposits in the Central Bank of Brazil	160,698	-	-	160,698	-
Interbank deposits	26,703	40,228	-	66,931	60.1
Securities purchased under agreements to resell	238,593	4,627	-	243,220	1.9
Securities	285,484	24,908	17,115	327,507	12.8
Loan operations and lease operations portfolio	675,202	316,813	33,478	1,025,493	34.2
Other financial assets	110,521	26,192	-	136,713	19.2
(-) Provision for Expected Loss	(39,680)	(7,862)	(216)	(47,758)	16.9
At Fair Value Through Other Comprehensive Income	31,313	74,990	-	106,303	70.5
Securities	31,313	74,990	-	106,303	70.5
At Fair Value Through Profit or Loss	546,134	96,229	11,831	654,194	16.5
Securities	532,740	26,256	1,147	560,143	4.9
Derivatives	11,782	69,973	10,684	92,439	87.3
Other financial assets	1,612	-	-	1,612	-
Insurance contracts	66	-	-	66	-
Investments in associates and joint ventures	10,072	2	-	10,074	-
Fixed assets, net	8,652	541	-	9,193	5.9
Goodwill and Intangible assets, net	16,065	7,932	-	23,997	33.1
Tax assets	67,134	4,734	785	72,653	7.6
Other assets	20,948	8,094	22	29,064	27.9
Percentage of total assets	75.8	21.9	2.3	100.0
Liabilities and Stockholders’ Equity	2,113,102	710,524	30,849	2,854,475	26.0
At Amortized Cost	1,496,767	626,356	25,653	2,148,776	30.3
Deposits	744,570	309,702	469	1,054,741	29.4
Securities sold under repurchase agreements	337,280	51,507	-	388,787	13.2
Interbank market debt	254,221	103,474	14,599	372,294	31.7
Institutional market debt	44,952	85,258	10,337	140,547	68.0
Other financial liabilities	115,745	76,415	247	192,407	39.8
At Fair Value Through Profit or Loss	15,310	65,779	5,186	86,275	82.3
Derivatives	14,766	65,461	5,186	85,413	82.7
Structured notes	-	318	-	318	100.0
Other financial liabilities	544	-	-	544	-
Provision for Expected Loss	4,289	629	10	4,928	13.0
Loan Commitments	3,648	292	-	3,940	7.4
Financial Guarantees	641	337	10	988	35.1
Insurance contracts and private pension	306,899	-	-	306,899	-
Provisions	19,070	139	-	19,209	0.7
Tax liabilities	8,273	3,072	-	11,345	27.1
Other liabilities	41,210	14,549	-	55,759	26.1
Non-controlling interests	10,194	-	-	10,194	-
Total stockholders’ equity attributed to the owners of the parent company	211,090	-	-	211,090	-
Percentage of total liabilities and stockholders’ equity	74.0	24.9	1.1	100.0
1) Predominantly U.S. dollar.

IBORs Transition

In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the Interbank Offered Rate (“IBORs”) by new reference rates. The main goal of this working group was, and still is, to support our senior officers in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil.

Among its actions over the past four years, we can highlight the following: (i) assessment of the bank’s exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by the International Swaps and Derivatives Association (“ISDA”) and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject.

We have also adhered, on February 2021, to the ISDA’s IBOR Fallbacks Protocol published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition.

Throughout 2024, the working group has finished the implementation of amendments of fallback clauses in the legacy contracts indexed to IBORs.

5C.  Research and Development, Patents and Licenses, Etc.

For the past three years, we have not had any research and development policies in effect.

5D. Trend Information

We expect many factors to affect our future results of operations, liquidity and capital resources, including:

•	the Brazilian economic environment, see “Item 5A. Operating Results—Macroeconomic Context––Brazilian Context” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details;
•	legal and regulatory developments, see “Item 4B. Business Overview—Supervision and Regulation,” “Item 5A. Operating Results—Macroeconomic Context––Brazilian Context” and “Item 3D. Risk Factors—Regulatory, Compliance and Legal” for further details;
•	the effects of any ongoing international financial turmoil, including on the liquidity and capital requirement, see “Item 4B. Business Overview— Supervision and Regulation,” “Item 5A. Operating Results—Macroeconomic Context––Global Context” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details;
•	the inflation effects on the results of our operations, see “Item 5A. Operating Results—Macroeconomic Context––Brazilian Context” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details;
•	the effects of the variations in the value of the real, foreign exchange rates and interest rates on our net interest income, see “Item 5A. Operating Results” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details; and
•	any acquisitions we may make in the future, see “Item 3D. Risk Factors—Strategy—The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us” for further details.

As part of our strategy, we continue to review growth opportunities, both in Brazil and outside of Brazil. Additionally, see “Item 3D. Risk Factors” for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.

5E. Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Executive Committee

Our executive committee is responsible for conducting strategies for business and products developed by us and implementing guidelines proposed by our board of directors.

Our executive committee has a term of office of one year, which continues to be effective until the investiture of the members elected by our board of directors held immediately after the annual shareholders' meeting.

The table below presents the current structure of our executive committee:

Milton Maluhy Filho
CEO

● Front Office ● Back Office

André Luís Teixeira Rodrigues
Retail business for individual clients and Insurance

Carlos Constantini
Wealth Management & Services (WMS)

Carlos Orestes Vanzo
Retail business for SMEs and Acquiring (Rede)

Flavio de Souza
Itaú BBA CEO

Pedro Lorenzini
Global Markets & Treasury and Latam

Gabriel Amado de Moura
CFO

José Virgilio Vita Neto
Legal, ESG and Corporate Affairs

Matias Granata
CRO: Market, credit and operational risks, capital management, corporate security, AML and compliance

Ricardo Guerra
CIO: Tecnology, Design, Data and Operations

Sergio Fajerman
Chief People Officer, Marketing & Corporate Communication

Annual Shareholder’s Meeting: Board of Directors and Fiscal Committee

On April 17, 2025 at our Annual General Stockholders' Meeting Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected and Marcos Marinho Lutz was elected as members of our board of directors, each for a term of one year. We deemed the directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes to be independent members representing 53.84% of our board of directors.

With respect to our Fiscal Committee, on the same date, Gilberto Frussa was reelected as an effective member and João Costa was reelected as his alternate; Eduardo Miyaki was reelected as an effective member and Leni Bernadete Torres da Silva Sansiviero, was elected as his alternate. Upon nomination by the preferred shareholders, Marcelo Maia Tavares de Araújo was elected as an effective member and Cristina Fontes Doherty was elected an alternate member.

Members of our Audit Committee

As of the date of this document’s filing, the members of the Audit Committee are Alexandre de Barros, Fernando Barçante Tostes Malta, Luciana Pires Dias, Maria Helena dos Santos Fernandes Santana, Rogério Carvalho Braga and Ricardo Baldin (the financial expert).

Additional Information

Detailed information regarding the members of our Board of Directors, Board of Officers, Audit Committee and Fiscal Counsil is provided below.

Board of Directors

Set forth below is a summary of biographical information relating to each of the members of our board of directors:

Pedro Moreira Salles (Non-Executive Co-Chairman)

Data of birth: October 20, 1959

Position and Term of Office

Non-executive Co-Chairman of the board of directors since 2017.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He has been a co-chairman of our board of directors since 2017 and was also the chairman of this board between 2009 and 2017. He was a member of the board of directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the chairman of the board of directors of Companhia Brasileira de Metalurgia e Mineração – CBMM; Alpargatas S.A.; Companhia E. Johnston de Participações; and IUPAR – Itaú Unibanco Participações S.A. He is vice chairman of the board of directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He was a member of the board of directors of TOTVS, and between 2017 and 2022, he was chairman of the board of directors of the Brazilian Federation of Banks (FEBRABAN).

ESG

He is also the Chairman of the board of directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a member of the Decision-Making Council and the Board of Associates of the Institute of Education and Research (Instituto de Ensino e Pesquisa) (“INSPER”), a non-profit institution dedicated to education and research, and a member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo – OSESP. He is also a member of the board of directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a member of the board of directors of the Moreira Salles Institute, which is dedicated to promoting and preserving cultural heritage.

Academic Background

He holds a bachelor’s degree, magna cum laude, in economics and history from the University of California, Los Angeles, California, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S.

Family Relationship

Mr. Pedro Moreira Salles is the father of Mr. João Moreira Salles, a non-executive member of our board of directors.

Roberto Egydio Setubal (Non-Executive Co-Chairman)

Data of birth: October 13, 1954

Position and Term of Office

He has been a co-chairman of our board of directors since 2017.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He started his career at Banco Itaú in 1980, holding several positions before being appointed as CEO in 1994, a position he held until April 2008. That year, after the merger between Banco Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a member of the board of directors of Itaúsa S.A. since 2021 and is currently the vice chairman. He is also a member of the board of directors of CCR S.A. He was a member of the board of directors of Petrobras between 2000 and 2002 and a member of the board of directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference – IMC between 1994 and 2020 and the chairman in 2015; chairman of FEBRABAN between 1997 and 2000 and the chairman of the board of this institution between 2011 and 2017; a member of the board of directors of the Institute of International Finance – IIF, serving as vice chairman between 2003 and 2014; and a member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008.In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil.

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

ESG

He is also a member of the board of directors of Centro de Liderança Pública– CLP, a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a member of the Economic and Social Development Council (Conselho de Desenvolvimento Econômico e Social – CDES) and holds this position to date.

Academic Background

He holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo (“USP”), São Paulo, Brazil. He also holds a master’s degree in engineering science from Stanford University, California, U.S.

Family Relationship

Mr. Roberto Egydio Setubal is the brother of Mr. Alfredo Egydio Setubal, a member of our board of directors.

Ricardo Villela Marino (Non-Executive Vice-Chairman)

Data of birth: January 28, 1974

Position and Term of Office

He has been vice chairman of our board of directors since 2020.

Experience, Skills and Abilities

Financial sector and capital markets.

He has been the chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities throughout the region. He is also the chairman of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including vice president between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banco Credit Commercial de France (“Banco CCF”) and worked with fixed income and the stock market at Banco de Investimentos Garantia – CSFB and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for emerging markets. He served as the chairman of the Federation of Latin American Banks – FELABAN and was named a Young Global Leader by the World Economic Forum – WEF. He has been an alternate member of our board of directors since 2011.

Financial Inclusion and Entrepreneurship

He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs with a focus on social academic transformation. He is also a member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management.

Academic Background

He holds a bachelor’s degree in mechanical engineering from USP, São Paulo, Brazil. He holds a master’s degree in business administration from the MIT Sloan School of Management, Massachusetts, U.S.

Family Relationship

Mr. Ricardo Villela is the cousin of Ms. Ana Lúcia de Mattos Barretto Villela, a member of our board of directors.

Alfredo Egydio Setubal (Non-Executive Member)

Data of birth: September 01, 1958

Position and Term of Office

He has been a member of our board of directors since 2007.

Experiences, Skills and Abilities

Financial sector and capital markets.

At Itaúsa S.A., he has been CEO and investor relations officer since 2015 and a member of the board of directors since 2008. He has also been the chairman of the board of directors of Dexco S.A. since 2021 and a member of their board since 2015; a member of the board of directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020; chairman of the National Association of Investment Banks (Associação Nacional dos Bancos de Investimento) (“ANBID”) between 2003 and 2008; and a member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (Instituto Brasileiro de Relações com Investidores) (“IBRI”) since 2010, serving as the chairman of its board of directors between 2000 and 2003. He was also a member of ABRASCA’s board of directors between 1999 and 2017. He is currently the chairman of the Environmental, Social and Climate Responsibility Committee and a member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco.

ESG

He has been the chairman of the board of Trustees of the Fundação Itaú, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and chairman of the Decision-Making Council of the São Paulo Museum of Art – MASP since 2015. He has been a member of the board of directors of the São Paulo Biennial Foundation since 2009. He is also a member of the board of directors of the São Paulo Museum of Modern Art – MAM and of the Institute of Contemporary Art (IAC).

Academic Background

He holds bachelor’s and postgraduate degrees in business administration from Fundação Getúlio Vargas (“FGV”), São Paulo, Brazil.

Family Relationship

Mr. Alfredo Egydio Setubal is the brother of Mr. Roberto Egydio Setubal.

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member)

Data of birth: October 25, 1973

Position and Term of Office

She has been a member of our board of directors since 2008.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

She has held several positions at the Itaú Unibanco Group, including member of the board of directors (1996 to 2001). She is co-founder of MFF&CO, a global impact entertainment studio, with operations in São Paulo (Brazil), Los Angeles (United States) and London (United Kingdom), since May 2024; co-founder of Alana Down Syndrome Center at MIT since 2019; alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; member of Itaú’s Personnel Committee since 2018; member of Itaú’s Nomination and Corporate Governance Committee since 2018; vice chairwoman of the board of directors (non-executive member) of Itaúsa S.A. since 2017; member of the advisory board of Itaú Social since 2017; co-founder of AlanaLab since 2014; co-founder of Maria Farinha Filmes since 2009; founding chairwoman of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; and an Ashoka Fellow since 2010.

ESG

Member of the Environmental, Social and Climate Committee since 2019 (previously called Social Responsibility Committee); member of Itaúsa’s Sustainability and Risks Committee since 2021; She has also been a member of the Stanford Down Syndrome Research Center Advisory board since January 2022; Ms. Villela was a board member of Participant, a media and entertainment organization founded by the social entrepreneur Jeff Skoll, from March 2022 to July 2024; She was a member of the UCLA Lab School’s board of Advisors from May 2022 to July 2024; She was a member of the Advisory board of the Akatu Institute (2013 to 2017); She was a member of the Advisory board of the Fairplay Organization (2015 to 2017); She was a member of the Advisory board of Conectas (2003 to 2018); She was a member of the Sustainability Committee of Dexco (2015 to 2018); She was an Alternate member of the board of directors of Dexco (2018 to 2020).

Information Technology and Security

Since 2018, she has been the first representative from Latin America on the Innovation board of XPrize, a non-profit organization set up by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that could help solve some of the major challenges of humankind. From 2019 to 2024, the Alana Foundation, which was co-founded by Villela, supported the XPrize Rainforest competition aimed at fostering the creation of new technologies able to map the biodiversity of tropical forests.

Academic Background

She holds a bachelor’s degree in education with a qualification in school administration and a master’s degree in educational psychology, both from the Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. Ms. She also took a graduate course in Business Administration at Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil (incomplete) and a postgraduate course in Third Sector Administration at FGV, São Paulo Brazil (incomplete).

Family Relationship

Ms. Barretto Villela is the cousin of Mr. Ricardo Villela, a member of our board of directors.

Candido Botelho Bracher (Independent Member)

Data of birth: December 05, 1958

Position and Term of Office

He has been an independent member of our board of directors since April 2024 and a non-executive member of our board of directors since 2003.

Experiences, Skills and Abilities

Financial sector and capital markets.

He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, wholesale banking senior vice president between 2015 and 2017 and vice president between 2004 and 2015. He has been a member of the board of directors of Mastercard Incorporated since 2021, B3 S.A. between 2009 and 2014, and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.

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

ESG

He is a member of FGV’s Superior Bioeconomy Council and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a member of the board of directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa) (“IBGC”) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper.

Academic Background

He holds a bachelor’s degree in business administration from FGV, São Paulo, Brazil.

Cesar Nivaldo Gon (Independent Member)

Data of birth: July 09, 1971

Position and Term of Office

He has been an independent member of our board of directors since 2022.

Experience, Skills and Abilities

Financial sector and capital markets.

He is a member of the board of directors of the Lean Enterprise Institute – LEI and was a member of the board of directors of Raia Drogasil S.A. from 2021 to 2023. An active investor in venture capital and startup funds, Mr. Gon led the IPO of CI&T Inc. on the New York Stock Exchange (“NYSE”) and has been a member of the board of directors of Fundo Patrimonial Lumina Unicamp since 2020. He was named Entrepreneur of the Year in Brazil by EY (EY Entrepreneur of The Year™) in 2019.

Technology and Information Security

He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cybersecurity and digital product design, since 1995. He is the chairman of the board of Sensedia, a leading company in the API Management market. He has a long history in the market as an important spokesperson on leadership development, digital transformation and AI. He also worked as a Tech Advisor at the board of the Boticário Group from 2020 to 2023.

Academic Background

He holds a bachelor’s degree in computer engineering and a master’s degree in computer science, both from the Universidade Estadual de Campinas (“Unicamp”), São Paulo, Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist.

Fabricio Bloisi Rocha (Independent Member)

Data of birth: May 09, 1977

Position and Term of Office

He has been an independent member of our board of directors since 2023.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He has been CEO at Prosus, chairman of the board of directors of iFood, CEO at Naspers and founder of the Movile Group. He also serves as a member of the innovation board of XPrize.

Social Project

Mr. Rocha promotes educational projects through its Fundação 1Bi aimed at supporting education by means of technology. He also supports projects such as “Meu Diploma do Ensino Médio” (My High School Diploma) and “Movimento Tech” (Tech Movement), which foster the high school and technological education in Brazil through iFood. In 2023, he was appointed as a UN spokesperson for education on SDG 4 for Brazil and joined the Economic and Sustainable Development Council of the Presidency of the Republic.

Academic Background

He holds a bachelor’s degree in computer engineering (CoE) from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil, and a master’s degree in business administration from FGV, São Paulo, Brazil. In 2013, he has also attended the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in the growth stage at the Stanford Graduate School of Business, California, U.S. In 2022, Rocha completed the OPM (Owners/President Management, Business Administration and Management) program at the Harvard Business School, Massachusetts, U.S.

João Moreira Salles (Non-Executive Member)

Data of birth: April 11, 1981

Position and Term of Office

He has been a non-executive member of our board of directors since 2017.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

He has held several positions at the Itaú Unibanco Group, including officer at IUPAR – Itaú Unibanco Participações S.A. since 2018 and a member of its board of directors between 2015 and 2018. Mr. Moreira Salles is currently an officer of Brasil Warrant Administração de Bens e Empresas S.A. (“BWSA”) and CEO of BW Gestão de Investimentos (“BWGI”). Since 2019, he has also been a member of the board of directors of Verallia, a glass packaging company listed in France, and of the board of Alpargatas since 2022, where he is also a member of its finance committee. Before joining BW, he had been an investment banker at JP Morgan Chase, New York, U.S.

Academic Background

He holds a bachelor’s degree in economics from INSPER, São Paulo, Brazil; master’s degrees in economics and finance from Columbia University, GSAS, New York, U.S., a master’s degree in finance from the Columbia University, GSB, New York, U.S., and a Ph.D. in economic theory from USP, São Paulo, Brazil.

Family Relationship

Mr. João Moreira Salles is the son of Mr. Pedro Moreira Salles, a co-chairman of our board of directors.

Marcos Marinho Lutz (Independent Member)

Data of birth: December 30, 1969

Position and Term of Office

He has been an independent member of our board of directors since 2024.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

He has served as the chairman of the board of directors of Ultracargo Logística S.A., Companhia Ultragaz S.A. and Ultrapar Mobilidade S.A. since 2025 and of Hidrovias do Brasil S.A. since 2024. He has also been the vice chairman of the board of directors of Ultrapar Participações S.A. since 2023, having been its board member (2021 to 200). He has been a member of the board of directors of Votorantim S.A. since 2020 and of Corteva.

Agrisciense since 2019, the chief executive officer of Ultrapar Participações S.A. since 2022 and a member of the People and Sustainability Committee and an officer of Ultra S.A. Participações since 2021. Mr. Lutz served as chairman of the Infrastructure Council of the Federação das Indústrias do Estado de São Paulo – FIESP (2015 to 2021); a member of the board of directors (2008 to 2020), having been Chairman (July to December 2020) of Rumo Logística S.A., CEO of Cosan S.A. – Indústria e Comércio (2009 to 2020); a board member of Raizen S.A. (2013 to 2020), Comgás S.A. (2008 to 2020) and of Moove S.A. (2008 to 2020), and member of the board of directors of Monsanto S.A. (2014 to 2018).

Academic Background

He holds a bachelor’s degree in naval engineering from the Escola Politécnica da Universidade de São Paulo, São Paulo, Brazil, and a master’s degree in business administration from the Northwestern University’s Kellogg School of Management, Illinois, U.S.

Maria Helena dos Santos Fernandes de Santana (Independent Member)

Data of birth: June 23, 1959

Position and Term of Office

She has been an independent member of our board of directors since 2021 and president of the Audit Committee since 2023.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

She has been an independent member of the board of directors since 2011 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a member of the board of directors and chairwoman of the Audit Committee of CI&T Inc. and a member of the board of directors of Fortbras S.A. She was a member of the board of directors and chairwoman of the Audit Committee of XP Inc. between 2019 and 2021; chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019; a member of the board of directors of Bolsas y Mercados Españoles (“BME”) between 2016 and 2020; a member of the board of trustees of the IFRS Foundation between 2014 and 2019; a member of the board of directors and coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017; a member of the board of directors of CPFL Energia S.A. between 2013 and 2015; chairwoman, between 2007 and 2012, and commissioner, between 2006 and 2007, of the CVM, representing CVM at the FSB between 2009 and 2012; and chairwoman of the Executive Committee at the International Organization of Securities Commissions (“IOSCO”) between 2011 and 2012.

ESG

Between 2011 and 2012, she was a member of the International Integrated Reporting Council (IIRC), where she later also served as a member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was IBGC’s vice president between 2004 and 2006, having been a member of its board of directors between 2001 and 2006. She has also been a member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a member of the board of directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a member of the board of directors and as chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012.

Academic Background

She holds a bachelor’s degree in economics from USP, São Paulo, Brazil.

Paulo Antunes Veras (Independent Member)

Data of birth: September 01, 1972

Position and Term of Office

He has been an independent member of our board of directors and a member of the Personnel Committee since 2023.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

He is an investor in startups, an independent member of the board of directors of Localiza, and a member of the advisory board of Boticário and Klubi. He was the founder and CEO of 99, the first Brazilian unicorn. He was an officer and board member at Endeavor, a high-impact entrepreneurship NGO. He was an independent member of the board of directors of B2W until 2021.

Academic Background

He holds a bachelor’s degree in mechatronics engineering from USP, São Paulo, Brazil and an MBA degree from INSEAD.

Pedro Luiz Bodin de Moraes (Independent Member)

Data of birth: July 13, 1956

Position and Term of Office

He has been an independent member of our board of directors since 2008.

Experience, Skills and Abilities

Financial sector and capital markets.

He was a member of the board of directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. between 2005 and 2014. He was also a partner and officer at Banco Icatu S.A. between 1993 and 2002. He was ANBID’s vice president between 1994 and 2001, and a professor in the Department of Economics at the Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”) between 1985 and 1990.

Risk Management

He is currently the chairman of our Risk and Capital Management Committee, and his previous experience in risk management has fully entitled him to hold the chair of this Committee. His duties include supporting the board of directors in defining the institution’s risk appetite and supervising the risk and capital management and control activities, aimed at ensuring their adequacy to the risk levels assumed and complexity of the operations. He served as officer of monetary policy at the Central Bank of Brazil from 1991 to 1992. The duties related to this position included managing and enforcing monetary and foreign exchange policies, establishing technical guidelines for managing the Brazilian international reserves and defining policies for payment arrangements, clearing and settlement houses and other financial market infrastructures.

ESG

He was an Officer at BNDES from 1990 to 1991, the main instrument for enforcing the Federal Government’s investment policy and whose mission is to promote the sustainable and competitive development of the Brazilian economy by generating jobs and reducing social and regional inequalities.

Academic Background

He holds a bachelor’s degree in economic sciences from PUC-RJ, Rio de Janeiro, Brazil; a master’s degree in economics from PUC-RJ, Rio de Janeiro, Brazil; and a Ph.D. in economics from the Massachusetts Institute of Technology (“MIT”), Massachusetts, U.S.

Board of Officers

Set forth below is a summary biographical information relating to each of the members of our board of officers:

Executive Committee

Milton Maluhy Filho (CEO)

Data of birth: June 08, 1976

Position and Term of Office

He is a member of the Partners Program, has been a chief executive officer since 2021.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He has served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020 and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, when he was responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007.

Academic Background

He holds a bachelor’s degree in business administration.

André Luís Teixeira Rodrigues (Officer)

Data of birth: August 11, 1973

Position and Term of Office

He is a Partners since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He is currently responsible for the business areas related to individual clients, such as the low, middle and high income segments (Itaú Branches, Uniclass and Itaú Personnalité), physical and brick-and-mortar agencies, and client needs, such as Cards, Mortgage Loans, Vehicle Financing, Payroll Loans, and Insurance. He was previously responsible for the Small and Middle-Sized Retail business, including entrepreneur services and solutions. From 2019 to 2022, Mr. Rodrigues led the Retail Banking, Individuals and Companies, which comprised all segments of Branches, Companies, Government and Payroll, in addition to the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. From 2003 to 2018, he held a number of leadership positions at the Wholesale Banking segment and Itaú BBA, including the Middle Market and Commercial Banking segments and the products & services departments. He joined Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 to 2020, and in 2021 he joined Itaú Unibanco’s Executive Committee.
He is a member of the Board of Directors of Porto Seguro S.A.

Academic Background

He holds a bachelor’s degree in mechanical engineering – major in: Automation and Systems ("Mechatronics") from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Carlos Fernando Rossi Constantini (Officer)

Data of birth: May 02, 1974

Position and Term of Office

He is a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

He is currently responsible for the Wealth Management & Services Division, which addresses clients’ investments, from offering and experience to fund distribution and management, and held the position of executive officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO of Itaú Unibanco in the United States and the head of international private banking in Miami from 2017 to 2018. He was the vice president of ANBIMA from 2019 to 2022. He has held several positions at the Itaú Unibanco Group, including officer from 2009 to 2017 and deputy officer from 2007 to 2009.

Academic Background

He holds a bachelor’s degree in production engineering from USP, São Paulo, Brazil.

Carlos Orestes Vanzo (Officer)

Data of birth: August 12, 1971

Position and Term of Office

He has been a partner and an Officer of the Executive Committee at the Itaú Unibanco Group since 2023.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

He is currently responsible for the Small and Middle-Market Companies of the Retail Banking segment, Acquiring Services (Rede), Product, Credit, Recovery, CRM, Channels and Digital Branches, and Companies Strategy departments of the Itaú Unibanco Group. Previously, he was responsible for the Retail Banking – Individuals, which comprised the segments of Physical and Digital Branches (lower, middle and upper-income segments – Itaú Branches, Uniclass and Personnalité), Insurance department, and the Strategy – Individuals department, which includes CRM, Planning, Projects, Payroll, Government, and Credit and Recovery. He was an Executive Officer from 2019 to 2022, leading the Retail Business – Individuals, Companies Segment, and Corporate Loans. Between 2004 and 2018, Mr. Vanzo has held several leadership positions at Banco Itaú and Itaú BBA, and the highlights were the Corporate and Middle Market segments. He joined the Itaú Unibanco Group in 1997 and has been a member of the Executive Committee since 2023.

Academic Background

He holds a bachelor’s degree in law from the Universidade Paulista, São Paulo, Brazil, a postgraduate degree in business administration from the Universidade de São Paulo (USP), São Paulo, Brazil, and an Executive MBA from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Flávio Augusto Aguiar de Souza (Officer)

Data of birth: March 27, 1970

Position and Term of Office

He is a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

Responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research Departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking segment. He joined the Itaú Unibanco Group in 2009 and has held leadership positions in several departments of the Conglomerate, having served as executive commercial banking officer; global head of wealth management & services; global head of private banking; and CEO of Banco Itaú International in Miami, U.S. Mr. Souza was vice president of ANBIMA from 2015 to 2019 and chairman of the board of directors of Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) banks from 2015 to 2018.

ESG

Since the beginning of 2023, he has also taken on the responsibility, within the ESG agenda, of the entire Conglomerate’s Climate Finance Department activities.

Academic Background

He holds a bachelor’s degree in business administration from Universidade Federal de Minas Gerais, Minas Gerais, Brazil, and a postgraduate degree in finance from Fundação Dom Cabral, São Paulo, Brazil.

Gabriel Amado de Moura (CFO)

Data of birth: August 18, 1975

Position and Term of Office

He isa member of the Partners Program since 2011, has been an officer of the Executive Committee and CFO at the Itaú Unibanco Group since September 2024.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He was appointed CEO of Banco Itaú Chile in January 2020 and has served as CFO at Itaú CorpBanca since April 2016. He joined Itaú Unibanco in 2000 and became a partner in 2017. He has over 24 years of experience in asset management, risk management and mergers and acquisitions. Mr. Moura held the position of investment manager for the pension fund, endowment and insurance business lines. He was also a risk manager in the Wealth Management Department and has been a member of the board of directors of several companies of the Itaú Unibanco Conglomerate in Brazil and abroad. Before joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust. He has been the CEO since July 2024; chairman of the board of directors of Investimentos Bemge S.A. since September 2024; and chairman of the board of directors of Dibens Leasing S.A. since July 2024.

Academic Background

He holds an MBA degree from The Wharton School, University of Pennsylvania, Pennsylvania, U.S.

José Virgilio Vita Neto (Officer)

Data of birth: September 13, 1978

Position and Term of Office

He is a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability Departments.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as officer in 2011. He is also an executive officer at FEBRABAN.

Academic Background

He holds a bachelor’s degree in law from USP, São Paulo, Brazil; a master’s degree in contract law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from USP São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Massachusetts, U.S.

Matias Granata (Officer)

Data of birth: June 17, 1974

Position and Term of Office

He is a member of the Partners Program, has been our CRO and an officer of the Executive Committee at the Itaú Unibanco Group since 2021.

Experiences, Skills and Abilities

Risk management.

He has held several positions at the Itaú Unibanco Group, including as officer from 2014 to 2021, responsible for Credit Risk, Modeling, and Market and Liquidity Risks. Responsible for the risk structure, Mr. Granata is also in charge of the unit that integrates climate risk into the institution’s global risk management.

Academic Background

He holds a bachelor’s degree in economics from the Universidad de Buenos Aires, Buenos Aires, Argentina; a postgraduate degree in economics from the Universidad Torcuato Di Tella, Buenos Aires, Argentina; and a master’s degree in international economic policy from the University of Warwick, British Chevening Scholarship, United Kingdom.

Pedro Paulo Giubbina Lorenzini (Officer)

Data of birth: April 02, 1968

Position and Term of Office

He is a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021.

Experiences, Skills and Abilities

Financial sector, capital markets and other sectors.

He is currently responsible for the Treasury, Client and Product Desks, Macroeconomics, and Latin America Departments, which also includes the operations in other South American countries (Argentina, Paraguay, Uruguay, Chile and Colombia). He has been a member of the board of directors and a member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão since 2021. Mr. Lorenzini served as a member of the Executive Committee, responsible for the Global Markets and Securities Services at Citibank Brasil, from 2008 to 2021, after beginning his career at the institution in 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership Departments. He was chairman of the Treasury Committee from 2010 to 2013 and a Citibank representative at the board of executive officers of FEBRABAN from 2013 to 2021; he was chairman of the Treasury Committee from 2010 to 2012 and vice president of ANBIMA from 2010 to 2021.

Academic Background

He holds a bachelor’s degree in economics business administration from PUC-SP, São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra (Officer)

Data of birth: August 28, 1970

Position and Term of Office

He isa member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021.

Experience, Skills and Abilities

Financial sector.

He has held several positions at the Itaú Unibanco Group, including executive officer from 2014 to 2021; channels officer from 2008 to 2014; financing products superintendent - individuals from 2007 to 2008; credit policies superintendent from 2006 to 2007; electronic channels management superintendent from 2002 to 2006; and internet project leader from 1996 to 2000. He joined the Itaú Unibanco Group in 1993 as a systems analyst.

Technology, Operations and Information Security

He is responsible for the Technology, Operations, Service, Data and CX Departments and has served as CIO since 2015. Since September 2024, he has been responsible for the Operations, IGA and Service Departments. He has extensive experience in digital transformation, large-scale platform management, including everything from management and governance processes to technical engineering and cybersecurity knowledge. He leads a broad technology team, focused on deep technical excellence, talent training and diversity.

Academic Background

He holds bachelor’s degrees in civil engineering and business administration from USP, São Paulo, Brazil, and an MBA from Kellogg School of Management at Northwestern University, Illinois, U.S.

Sergio Guillinet Fajerman (Officer)

Data of birth: March 26, 1972

Position and Term of Office

He is a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

He is currently responsible for the Personnel, Marketing and Communications Departments. He has held several positions at the Itaú Unibanco Group, including as executive officer from 2017 to 2021; corporate personnel management officer; and personnel officer at the General Wholesale Banking Office from 2010 to 2017.

Academic Background

He holds a bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an MBA in corporate finance from the Brazilian Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais) (“IBMEC”), Brazil; an MBA from INSEAD, Fontainebleau, France; and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Officers

Set forth below is a summary of biographical information relating to each of the members of our board of officers:

Adriano Cabral Volpini (Officer), born on December 6, 1972, a member of the Partners Program, has been the corporate security officer and chief security officer (“CSO”) at the Itaú Unibanco Group since 2012, with over 30 years of experience in the financial sector, 25 of which were focused on risk and security activities. He has held several positions at the Itaú Unibanco Group, including superintendent of prevention of wrongful acts from 2005 to 2012; manager of prevention of wrongful acts from 2004 to 2005; inspection manager in 2003; inspector from 1998 to 2003; and auditor from 1996 to 1997. He also holds management positions in several companies of the Itaú Unibanco Group.

He serves as an effective officer of the Cybersecurity Council as an expert in cybersecurity and as an effective officer of the Fraud Prevention Council at FEBRABAN. He was a panelist at the 33rd Edition of FEBRABAN TECH 2023 – The Technological innovations and the cyber resilience at the service of society.

Mr. Volpini has also been a member of the Risk Committee of Banco Carrefour and a statutory officer specialized in security and operational risks. He has also been a statutory member of ToTvsTechfin, where he holds the position of effective member of the Audit Committee, aimed at supervising the company’s operational and security risks.

He holds a bachelor’s degree in accounting and financial administration from FAAP, São Paulo, Brazil, and an MBA degree in finance from IBMEC, Brazil. He has also attended courses in innovation from Stanford University and in strategy and finance from Harvard University. He has held a professional certificate from the Association of Certified Fraud Examiner since December 2003.

Álvaro Felipe Rizzi Rodrigues (Officer), born on March 28, 1977, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following legal departments: Wholesale Banking and Companies Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman’s Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had previously been responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers’ segment – Checking Account, Payment Account, Cards, Acquiring Services, Payroll Loans, Real Estate Loans, Vehicle Financing, Consortia, Insurance, Pension Plans, Capitalization Operations, etc.). He has also been an officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as legal manager and, after that, as legal superintendent between 2005 and 2014. He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados.

He holds a bachelor’s degree in law from USP, São Paulo, Brazil and has attended a specialization course in corporate law from PUC-SP, São Paulo, Brazil. He holds a Master of Laws (LL.M.) from Columbia Law School, New York, U.S.

Andre Balestrin Cestare (Officer), born on June 8, 1978, a member of the Partners Program, has been our officer since 2017. He is currently responsible for the Retail Banking Financial Planning and the Technology and Operations Departments. He has held several positions at the Itaú Unibanco Group, including wholesale banking financial planning officer from 2019 to 2022, retail banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017.

He holds a bachelor’s degree in mechanical engineering from USP, São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from FGV, São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.

André Mauricio Geraldes Martins (Officer), born on November 13, 1976, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since January 2021. He is currently responsible for the Credit Risk and Retail Modeling Departments. Mr. Martins has held several positions at the Itaú Unibanco Group, including risk superintendent from 2017 to 2020 and superintendent from 2006 to 2013. He also served as executive finance superintendent at Banco Pan/BTG from 2013 to 2016. He started his telecom career at Vivo Telefônica S.A., where he worked between 2002 and 2005.

He holds an MBA in business management from the Fundação Dom Cabral, São Paulo, Brazil, a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. and in risk management from The Wharton School, University of Pennsylvania, Pennsylvania, U.S.

Cristiano Guimarães (Officer), born on January 02, 1976, a member of the Partners Program since 2009, has been an officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Corporate Banking for large companies and the Investment Banking (Corporate & Investment Banking) Departments. He is also responsible for Itaú BBA International, our bank in Europe. He has held several positions at the Itaú Unibanco Group, serving as head and managing director of investment banking in Brazil and officer of the Corporate Banking Department between 2008 and 2020. Mr. Guimarães was an investment banking officer at Banco UBS Pactual from 2007 to 2008, and was previously a managing partner at KPMG, where he started his career.

He holds a bachelor’s degree in business administration from the Pontifícia Universidade Católica de Minas Gerais (“PUC-MG”), Minas Gerais, Brazil.

Daniel Sposito Pastore (Officer), born on October 07, 1979, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Health, Labor Relations, Jurimetrics and Labor Legal Departments. He has held several positions at the Itaú Unibanco Group, including as legal superintendent working at the Labor, Criminal, Union Relations, Higher Courts, Labor Advisory and WMS Departments from 2012 to 2020; legal manager, WMS, working at the International, Asset and Brokerage Departments from 2008 to 2011; lawyer, WMS from 2004 to 2008; lawyer, Banking Law from 2002 to 2003; and legal assistant (M&A Legal) from 2000 to 2002.

Mr. Pastore has been a member of the Union Negotiation Committee at the National Federation of Banks (Federação Nacional dos Bancos) (“FENABAN”) since 2019. Mr. Pastore served at ANBIMA as an effective member of the Legal Committee from 2012 to 2016 and as a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the CVM from 2014 to 2016, responsible for issuing and implementing new rules on suitability, asset management, trust management and investment funds, and coordinating the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the Legal Labor Committee since 2017 and a member of the Union Negotiation Committee at FEBRABAN since 2020.

He holds a bachelor’s degree in law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a postgraduate degree in financial and capital markets law from INSPER, São Paulo, Brazil.

Daniela Bottai (Officer), born on June 12, 1972, a member of the Partners Program, has been an audit officer at the Itaú Unibanco Group since 2023, leading the Technology, Models, Risks, ESG and Foreign Units Departments.

Ms. Bottai has over 30 years of experience in risk, compliance and audit, focused on, among others, risk management, compliance management, regulatory strategy, anti-money laundering and counter terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG and corporate governance. Ms. Bottai has worked in financial institutions and fintechs, including PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro and KPMG.

She holds a bachelor’s degree in data processing from Universidade Estadual Paulista (“UNESP”), São Paulo, Brazil and specialization in business administration and integrated systems from FGV, São Paulo, Brazil. She holds an MBA degree in retail and franchise from USP, São Paulo, Brazil. She is certified in executive entrepreneurship by the Stanford Graduate School of Business, California, and Babson College, Massachusetts, U.S. She is also certified by the “Orchestrating a Winning Performance” program, offered by the Institute for Management Development (“IMD”), in Lausanne, Switzerland.

Emerson Macedo Bortoloto (Officer), born on July 25, 1977, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over several positions in the Internal Audit Department. He is currently the internal audit officer, responsible for managing the Audit Department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group’s retail processes and business, as well as in planning processes and external audit management and control. Mr. Bortoloto is responsible for evaluating processes related to market, credit and operational risks, in addition to project auditing and continuous auditing. At the Itaú Unibanco Group, he was also responsible for auditing the information technology and retail credit analysis and granting processes. He is a member of the audit committees of Itaú Unibanco’s controlled companies and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., and Tecban. Mr. Bortoloto had previously worked at Ernst & Young Auditores Independentes from 2001 to 2003 and Banco Bandeirantes from 1992 to 2001, responsible for auditing IT and operational processes.

He holds a bachelor’s degree in data processing technology, a postgraduate degree in auditing and consulting in information security from Faculdades Associadas de São Paulo (“FASP”), São Paulo, Brazil, and an MBA degree in internal auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (“FIPECAFI”), Brazil. He also holds the following certifications: CISA-Certified Information System Auditor, issued by the Information Systems Audit and Control Association (“ISACA”), and CCoaud+ - Member of the Audit Committee with Experience, issued by IBGC.

Eric André Altafim (Officer), born on June 12, 1976, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at the Itaú Unibanco Group, including as Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017, Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks from 2012 a 2015, Head of Derivatives – Wholesale from 2008 to 2012, Senior Trader from 2005 to 2007, and Trader from 1999 to 2000. He has also served as ANBIMA’s officer since 2022 and has been a member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. He also served as a Relations and Desk Manager at Banco UBS Pactual from 2007 to 2008, Senior Trader at Banco HSBC from 2000 to 2005, Trainee from 1997 to 1999, and Junior Trader in 1999 at Banco CCF.

He holds a bachelor’s degree in business administration from PUC-SP, São Paulo, Brazil, and an MBA degree in Economics from USP, São Paulo, Brazil.

Felipe Piccoli Aversa (Officer), born on August 04, 1982, a member of the Partners Program, has been an officer at the Itaú Unibanco Holding since 2025. He is currently responsible for the Financing and Limits – Cards and Bank Account Limits department. He has held several positions at the Itaú Unibanco Group, including Current Account and Leverage – Cards Officer (2022 to 2024), Products and Planning – Cards Superintendent (2017 to 2022), Collection Superintendent (2016 to 2017), Service Architecture Manager (2015 to 2016), Collection Policy Manager (2014 to 2015), Collection Policy Coordinator (2013 to 2014), Collection Operations Coordinator (2012 a 2013), Senior Product and Sales Strategy Analyst (2011 to 2012) and Institutional Trainee – Card Department (2010). Mr. Aversa also worked as Commercial Planning Coordinator at a Honda Dealership – Walk Motos (2007 to 2009) and as a Trainee at Ernst & Young (2006 to 2007).

He holds a bachelor’s degree in economics from UNESP, Brazil, and a Certificate in Finance Management from Insper, Brazil.

Guilherme Barros Leite de Albuquerque Maranhão (Officer), born on October 17, 1980, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since May 2024. He is currently responsible for the Debt Capital Market (DCM) for Corporate & Investment Banking (CIB) Clients and Fixed-Income Structuring and Distribution Departments. He has held several positions at the Itaú Unibanco Group, including managing director: fixed-income sales, DCM and structured products from 2015 to 2024; vice president: fixed-income credit structuring from 2011 to 2015; and vice president: fixed-income corporate sales from 2007 to 2011. He also worked as Fixed-Income Sales Trader at Banco Santander S.A. (2002 to 2007).

He holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in business administration from FGV, São Paulo, Brazil. He also holds a postgratuate degree in financial economics from CEAFE/FGV.

Gustavo Lopes Rodrigues (Officer and Head of Investor Relations)

Date of birth: November 18, 1980

Position and Term of Office

Gustavo Lopes Rodrigues has been a member of the Partners Program since 2021, investor relations officer and chairman of the Disclosure and Trading Committee at Itaú Unibanco Holding S.A. since August 2024, and investor relations officer at Investimentos Bemge S.A. and Dibens Leasing S.A. since June 2024 and August 2024, respectively.

Experience, Skills and Abilities

Financial sector, capital markets and other sectors.

He has more than 20 years of experience, building his career in various areas within finance and serving as superintendent of investor relations between 2017 and 2024.

Academic Background

He holds a bachelor’s degree in business administration.

João Filipe Fernandes da Costa Araújo (Officer), born on December 21, 1985, has been an Officer at Itaú Unibanco Holding since March 2025, and is currently responsible for the “Business, Platforms and Digital Experiences” and “Artificial Intelligence for Individuals” departments. He has held several positions at the Itaú Unibanco Group, including Officer of “Business, Platforms and Digital Experiences” (January 2023 to March 2025), “iti Itaú” Officer (2020 to 2022), “iti Business Strategy Product and Strategy” Superintendent (2018 to 2020), “Digital Business” Superintendent (2016 to 2018), “Strategic Planning of Itaú Personnalité” Superintendent (2015 to 2016), and “Itaú Personnalité Digital Solutions” Manager (2012 to 2014).
Before joining Itaú, Mr. Araújo worked at The Boston Consulting Group (BCG) in Lisbon, Portugal, as an Associate Consultant (2007 to 2010) and Consultant (2010 to 2012), focusing on strategy projects in a number of sectors.
He holds a bachelor’s degree in business administration and management from Católica Lisbon School of Business and Economics, Lisbon, Portugal, an MBA from Harvard Business School, Boston, U.S., and has attended Executive Education programs from Stanford Graduate School of Business, U.S., and INSEAD, Fontainebleau, France.

José Geraldo Franco Ortiz Junior (Officer), born on November 23, 1980, is the Civil Litigation Legal Officer at the Itaú Unibanco Group. He began his career at the Itaú Unibanco Group in 2003 as an intern in the Legal Department and in 2021 was elected Compliance Officer, where he worked until the end of 2024.

He holds a bachelor’s degree in law from the USP, São Paulo, Brazil, and a Master of Laws (LL.M.) from Columbia University’s Law School, New York, U.S.

Lineu Carlos Ferraz de Andrade (Officer), born on December 11, 1972, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Consortium, Vehicle, Real Estate, Payroll Loans, Microcredit, Logistics, Credit Card and Insurance operations. Mr. Andrade has held several positions at the Itaú Unibanco Group, including as head of foreign exchange and foreign trade products from 2013 to 2014; head of credit restructuring policy and strategy – companies from 2011 to 2013; head of foreign exchange and foreign trade operations from 2005 to 2011; and head of foreign exchange, foreign trade and foreign unit systems from 2001 to 2004.

He holds a bachelor’s degree in computer sciences from FASP, São Paulo, Brazil; an MBA degree from USP, São Paulo, Brazil; a specialization in foreign trade and banking from FGV, São Paulo, Brazil; a specialization in strategic people management from Fundação Dom Cabral, São Paulo, Brazil; a post-MBA certificate from FIA-USP, São Paulo, Brazil; and in risk management from the University of Pennsylvania’s The Wharton School of the University, Pennsylvania, U.S.

Luciana Nicola (Officer), born on December 27, 1977, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability Department. She also serves as an officer at Fundação Itaú para Educação e Cultura, as an advisor at Fundação Itaú Unibanco Previdência Complementar, and as the CEO of Associação Itaú Viver Mais. She has held several positions at the Itaú Unibanco Group, including as superintendent of institutional relations, sustainability and new business from 2018 to 2021 and superintendent of government and institutional relations from 2009 to 2018. She worked as a social responsibility manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing Department of Unibanco S.A. from 1997 to 2004.

Ms. Nicola is currently a member of the board of directors of Instituto do Pacto Global Brasil, a member of the strategic group of Coalizão Brasil Clima, Florestas e Agricultura, member of advisory board of GFANZ Brasil, and a member of the board of directors of the Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável (“CEBDS”). She is a member of the ESG Committee of FEBRABAN and, from 2005 to 2007, was a member of the Steering Committee of the Junior Achievement Association of the State of São Paulo.

She holds a bachelor’s degree in law from Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in semiotics from PUC-SP, São Paulo, Brazil, and in leadership and public management from Centro de Liderança Pública – CLP at the Center on the Legal Profession of Harvard Business School, Cambridge, Massachusetts, U.S. She also completed her training in Climate Change offered by IBGC in 2021, through the Chapter Zero initiative, a global network for engaging boards in climate challenges.

Maira Blini de Carvalho (Officer), born on March 14, 1984, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2022. She is currently responsible for the advisory legal service of the Retail Banking Department, including current account, payment account, credit cards, Pix (instant electronic payment solution), issuer and acquirer-related payment arrangements, overdrafts, payroll loans, real estate loans, vehicle financing, consortia, insurance and pension plans, and the legal matters related to contracts, data, intellectual property, marketing, equity, government segment and third sector. She has held several positions at the Itaú Unibanco Group, including as legal superintendent from 2017 to 2022; legal manager from 2014 to 2017; legal coordinator from 2013 to 2014; and legal specialist lawyer from 2012 to 2013.

She also worked as a foreign associate in 2010 at White & Case LLP, in New York, in the M&A and securities practices; and as a lawyer at Grupo JBS from 2007 to 2009. She also worked as an intern at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios from 2003 to 2007.

She holds a bachelor’s degree in law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a master’s degree in international business and economic law from the Georgetown University Law Center, Washington, D.C., U.S.

Marcia Kinsch de Lima (Officer), born on March 1, 1973, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since December 2023 and an officer at Itaú Unibanco Holding since May 2024. She is currently responsible for the Credit Risk and Wholesale Modeling Departments. She also held the position of credit risk superintendent from 2017 to 2023 and senior credit manager from 2006 to 2014 at the Itaú Unibanco Group.

She worked in the credit departments of Banco Bradesco from 2016 to 2017, HSBC from 2014 to 2016 and BankBoston from 1995 to 2006, also working in the Commercial Department at the latter.

She holds a bachelor’s degree in economics from Universidade Federal de Minas Gerais, a postgraduate degree in financial administration from Fundação Dom Cabral, and a master’s degree in business administration from Boston School/Columbia University.

Mário Newton Nazareth Miguel (Officer), born on December 22, 1979, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System Department and the forwarding to the Central Bank of Brazil of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including digital products superintendent from 2017 to 2020; digital business superintendent from 2016 to 2017; digital business manager (cards) from 2013 to 2016; electronic and physical channels manager (cards) from 2010 to 2013 and project expert (cards) from 2008 to 2010.

He also worked as a Product Manager from 2007 to 2008 at Banco ABN AMRO Real; as a Marketing Expert from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A. and Business Analyst from 1998 to 2003 at Tess S.A.

He holds a bachelor’s degree in business administration from UNIP, São Paulo, Brazil; a postgraduate degree in economics from Unicamp, São Paulo, Brazil; an MBA degree in business from FGV, São Paulo, Brazil; an MBA degree (international module) from Ohio University, Ohio, U.S.; he attended a specialization course in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil, and he holds a Postgraduate degree in positive psychology from Pontifícia Universidade Católica do Rio Grande do Sul (“PUC-RS”).

Mayara Arci Rezeck (Officer), born on July 05, 1988, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025, and is currently responsible for the Vehicle Financing department. She has served in many positions at the Itaú Unibanco Group, having been Superintendent of Strategic Real Estate Planning, Vehicles and Consórcio (2023 to 2025), Commercial Superintendent (2020 to 2023), Product Manager (2017 to 2020), Credit Policy Coordinator (2016 to 2017), and Trainee (2013 to 2015).
She holds a bachelor's degree in business administration from the Universidade Federal de Itajubá, Minas Gerais, Brazil, and an MBA from INSEAD, Fontainebleau, France.

Michele Maria Vita (Officer), born on September 3, 1980, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since September 2024, responsible for the Itaú Shop, ICarros, Tag Itaú, and Rewards Loyalty Programs Departments. Ms. Vita served as CEO of ICarros from 2022 to 2024; digital business superintendent from 2017 to 2021; business superintendent – credit cards from 2014 to 2017; loyalty superintendent – credit cards from 2012 to 2014; product manager – credit cards from 2011 to 2012; portfolio and debit card manager – credit cards from 2010 to 2011; summer associate – private wealth management in 2009; product manager – credit cards from 2005 to 2008 and product manager from 2001 to 2005.

He holds a bachelor’s degree in business administration from FAAP, São Paulo, Brazil, and an MBA degree from the London Business School, United Kingdom.

Paulo Sergio Miron (Officer), born on July 26, 1966, a member of the Partners Program, has been the officer responsible for internal audit (CAE – Statutory Audit Committee) at the Itaú Unibanco Group since 2015.

He has been an officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura; a member of the fiscal council at the Fundação Maria Cecilia Souto Vidigal; a member of the fiscal council at Instituto Lemann and of the fiscal council at the Fundação Nova Escola; coordinator of the Audit Committee at Zup Tecnologia; and a member of the Audit Committee at Avenue. Mr. Miron has served as a financial specialist on the Audit Committee of Porto Seguro, do Banco Carrefour and XP.

With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) – Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in the Federal District (DF), and both the government services and the banking departments.

Instructor in the training course for members of the IBGC’s Audit, Supervisory and Control Committee. He is a speaker at many seminars on governance, auditing and financial market issues.  Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses.

He holds bachelor’s degrees in economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Pedro Henrique Moreira Ribeiro (Officer), born on February 15, 1980, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since May 2024 and is currently responsible for the Tax and Legal Department (Advisory and Litigation). He worked as tax and legal superintendent at the Itaú Unibanco Group from 2013 to 2024. He has 24 years of experience in corporate and product taxation and tax advisory and litigation, having worked in several tax departments of financial institutions. At Citigroup, he worked as Deputy Tax Superintendent (2010 to 2013) and Tax Specialist (2006 to 2010). He started his career in the Tax Department of JP Morgan Chase as a trainee (1999 to 2002) and, subsequently, as a Tax Analyst (2002 to 2006). He is the vice chairman of the Tax Committee of ANBIMA and a member of the Tax Committee of FEBRABAN.

He holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie and attended a specialization course in tax law at PUC-SP.

Rafael Vietti da Fonseca (Officer), born on November 25, 1983, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since May 2024 and is currently responsible for the legal service activities at Itaú BBA, Itaú Corretora, and the Corporate Business Unit. In this capacity, he is responsible for the legal advisory services of capital market operations (IBD, M&A Advisory, ECM and DCM), research, banking products for small, middle-market and large companies, and financial advisory and credit recovery (special situation, judicial and extrajudicial recovery, bankruptcy and collection). He also currently works on institutional topics, including environmental and social issues and responsible businesses. He has been at the Itaú Unibanco Group since 2006 and previously held several other positions, including as legal superintendent responsible for the Investment Banking Department and other departments, legal manager responsible for the Proprietary M&A Department, and chief attorney at Itaú USA Asset Management in New York. Before joining the Itaú Unibanco Group, he worked at the São Paulo State Attorney’s General Office between 2004 and 2006.

He holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie and attended specialization courses in accounting at FGV and corporate finance at FIA-USP. He also holds a LL.M. degree from the University of Virginia.

Renato Barbosa do Nascimento (Officer), born on October 28, 1971, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Investment Banking, Wealth Management, Brokerage Services, Private Banking, M&A, Treasury, Risks, Accounting, Fiscal, Finance Departments and the entire ecosystem that serves companies and payment means. Between 2018 and the first half of 2023, he led the internal audit work covering the whole ESG scope, with outstanding assessment of the commitments made with external agents, ensuring compliance with rules and regulation and ultimately the audit of the Conglomerate’s ESG governance pillars. Also, against this backdrop, Mr. Nascimento engaged in the Mentoring Program for Black Women sponsored by Itaú Unibanco throughout 2023.

He has been a member of audit councils and committees of Itaú Unibanco’s investees aiming at maintaining the high governance standards required by the Conglomerate and was a fiscal advisor at the CEBDS.

He has held several positions in his over 26-year professional journey at PwC, including Audit Partner from 2009 to 2017.  His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in Brazil and abroad.

Between 2014 and 2017, he took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit partner leading external audits in subsidiaries of international entities of the financial industry in Mexico.  From 2009 and 2014, Nascimento was responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries.

Between 2006 and 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of IFRS, Sarbanes-Oxley (“SOX”) rules and policies issued by the Public Company Accounting Oversight Board (“PCAOB”). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others.

He holds bachelor’s degrees in accounting and in business administration, both from UNIP, São Paulo, Brazil, and a master’s degree in business administration (MBA) from FGV, São Paulo, Brazil. He periodically attends international training courses and events, such as the Innovation Program – Singularity University in Palo Alto, Fintech Revolution – Wharton School of the University of Pennsylvania, SXSW, the IIA Conference and the Gartner IT Symposium.

Renato da Silva Carvalho (Officer), born on November 02, 1974, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning Department. In this position, he is responsible for determining the financial results of Wholesale Banking, including monitoring ESG products and services that generate positive impact. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including financial planning officer - retail banking, finance superintendent, wholesale banking from 2017 to 2020 and market and liquidity risk superintendent/manager from 2010 to 2017.

He worked as investment market risk associate director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), market risk associate director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and market and liquidity risk analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil).

He holds a bachelor’s degree in production engineering from UFRJ, Rio de Janeiro, Brazil, an Executive MBA degree in finance from IBMEC, Brazil, an MBA degree in system analysis, project and management from PUC-RJ, Rio de Janeiro, Brazil, and a M.Sc. in production engineering from UFRJ, Rio de Janeiro, Brazil, and has attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil.  He is a certified professional risk manager by the Professional Risk Management International Association and a financial risk manager by the Global Association of Risk Professionals.

Renato Lulia Jacob (Officer), born on May 10, 1974, a member of the Partners Program, has been an officer at the Itaú Unibanco Group, where he has been responsible for the Corporate Strategy, Investor Relations and Corporate Developments since April 2024; he has also been a member of the Disclosure and Trading Committee since 2019. He served as group head of investor relations and market intelligence and chairman of the Disclosure and Trading Committee from 2020 to 2024. Mr. Jacob has been at the Itaú Unibanco Group for 23 years and has held several positions, including CEO and member of the board of directors at Itau BBA International plc, in the United Kingdom; a member of the boards of directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020; a managing director of Banco Itau Argentina S.A. from 2006 to 2010; and a managing director, Head of CIB Europe from 2011 to 2015.

He has been an independent member of the board of the Royal Institution of Great Britain, in the United Kingdom, and of the board of the Fight for Peace International from 2017 to 2022. He was a fellow of the Institute of Directors between 2015 and 2017.

He holds a bachelor’s degree in civil engineering from USP, São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Pennsylvania, U.S.

Rodrigo André Leiras Carneiro (Officer), born on November 13, 1975, a member of the Partners Program, has been an officer at the Itaú Unibanco Holding since 2025. He is currently responsible for the Credit Card Business – Individuals department, serving as an officer since 2022. He has held several positions at the Itaú Unibanco Group, including Product Officer at Redecard (2018 to 2022), Card Portfolio Superintendent (2013 to 2017), Card Manager – High Income Segment (2012 to 2013), Business and Planning Manager (2008 to 2012), Credit Policy Manager – Unicard and Hipercard (2003 to 2008). Mr. Carneiro also worked as Credit and Collection Coordinator (2001 to 2002), Marketing and Product Analyst (2000 to 2001) and Finance Analyst (1998 to 2000) at Fininvest.

He holds a bachelor’s degree in economics from the UFRJ, Brazil and an Executive MBA (Coppead).

Rubens Fogli (Officer), born on June 26, 1978, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Products and Requirements, Payment, Collection and Account Management Office. He has held several positions at the Itaú Unibanco Group, including officer of card products, digital business, cards and acquiring services and joint ventures with retailers.

Mr. Fogli Neto has also been a member of the board of directors at several companies of the Itaú Unibanco Group.

He worked at important companies in the markets they operate, such as Citibank, Credicard, and Banco CCF Brasil.

He holds a bachelor’s degree in business administration from PUC-SP, São Paulo, Brazil, an Executive MBA degree from IBMEC, São Paulo, Brazil, and attended the Leadership Transition program from INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Tatiana Grecco (Officer), born on August 31, 1973, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk Department.

She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department.  She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios.  In 1998, she became a fund portfolio manager at Itaú Asset Management. She subsequently became a senior portfolio manager of fixed income and technical provision portfolios for five years and later became the superintendent of technical provision portfolio management.

In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management through mutual funds and ETFs – exchange traded funds. In 2014, she also became the superintendent of solutions for Asset Allocation and Quantitative Funds.

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

She holds a bachelor’s degree in civil construction from UNESP, São Paulo, Brazil, a postgraduate degree in finance from IBMEC, Brazil, a master’s degree in business administration from FGV, São Paulo, Brazil. She is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S.. She has been a certified financial planner (CFP) since 2009, is asset manager certified (CGA) by ANBIMA, is one of the executives who founded the Bloomberg Women’s Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs.

Thales Ferreira Silva (Officer), born on January 13, 1978, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025. He is currently responsible for Itaú’s Purchase of Assets (Mortgage Loans, Vehicles and Consórcios) and Loans (Personal Loans and Payroll Loans) business. He has worked at the Conglomerate for 20 years, having served as Officer in Itaú BBA’s Large and Corporate segments for many years.
He holds a bachelor’s degree in economics from the Universidade de Campinas - UNICAMP, São Paulo, Brazil, and an Executive MBA from IBMEC.

Vinícius Santana (Officer), born on March 23, 1978, has been an officer at the Itaú Unibanco Group since 2023. He is currently responsible for the Anti-Money Laundering/Counter Terrorism Financing (“AML/CFT”) Department.

He has been working without interruption on AML/CFT since 2002 and has held important positions in the public and private sectors. A country appraiser at the Financial Action Task Force (“FATF/GAFI”), Mr. Santana has worked for 11 years at COAF, nine of which as a Supervisor, including as an Alternate Officer of this body, and he held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates from 2017 to 2023. He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also served in many positions in the Commercial and AML/CFT departments. In 2006, he joined COAF, and rejoined Banco do Brasil in 2017. He was an Effective member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy from 2006 to 2021. At COAF, between 2010 and 2017, he was a member of many federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System.

Mr. Santana holds a bachelor’s degree in mathematical sciences from Universidade Estadual do Norte do Paraná – UENP, Paraná, Brazil; a bachelor’s degree in law from Centro Universitário de Brasília – UniCEUB, Brasília, Brazil; a postgraduate degree in advanced defense studies from Escola Superior de Guerra; a specialist certification in AML/CFT from the U.S. Department of the Treasury; a postgraduate degree in money laundering, criminal procedure; an MBA degree in strategic management, business administration from UNIFAEL; and an MBA degree in risks and compliance from Trevisan/Exame. Mr. Santana has been certified by many national and international bodies, notably the FBI, IMF, FINCEN, COAF, GAFI, GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others.  He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations.

Audit Committee

The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by our Audit Committee, upon which it shall be incumbent to recommend to our board of directors the choice and dismissal of the independent auditors.

Set forth below is a summary of biographical information relating to each of the members of our Audit Committee:

Alexandre de Barros (independent member) born on September 6, 1956, has been a member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as executive vice president of the Technology Department from 2011 to 2015; executive officer from 2005 to 2010; senior managing officer from 2004 to 2005; and managing officer from 1994 to 2004.

He has been an alternate member of Duratex’s board of directors since 2020 and the chairman of the IT and Digital Innovation Committee since 2020, where he has served as a specialist member since 2017.

De Barros served as a member of the board of directors of Serasa S.A. from 2003 to 2007, having acted as its chairman from 2006 to 2007, as a member of the board of directors of Diagnósticos da América S.A. (DASA) from 2015 to 2023. He was also as member of Dexcos’ board of directors from 2020 to 2024 and the IT and Digital Innovation Committee from 2017 to 2024.

He holds a bachelor’s degree in aeronautics infrastructure engineering from Instituto Tecnológico de Aeronáutica – ITA, São Paulo, Brazil, a specialization in risk management from INSEAD, Fontainebleau, France, and an MBA degree from New York University (“NYU”), New York, U.S.

Fernando Barçante Tostes Malta (independent member) born on April 14, 1968, has been a member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including executive officer from 2015 to 2021. He has also served in the Internal Controls and Compliance Office since 2016, where he oversees the group’s non-financial risks, the E&S Risk Department, from operational risks and compliance to, as of 2017, information security, AML and fraud prevention, and the coordination of the operational risks control at foreign units.

He served as Officer of Card Operations, Redecard, Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016.

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

Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021.

He holds a bachelor’s degree in information technology from PUC-RJ, Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland.

Luciana Pires Dias (independent member) born on January 13, 1976, has been a member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an advisor, arbitrator and opinion giver on financial and capital market issues. She has been a professor at FGV since 2008. She has been a member of the board of directors of AMBEV S.A. since 2023.

She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at OCDE’s Corporate Governance Committee from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006.

She holds bachelor’s and master’s degrees and a Ph.D. in business law from USP, São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, California, U.S.

Maria Helena dos Santos Fernandes de Santana (independent member). See “––Board of Directors.”

Ricardo Baldin (independent member and financial expert) born on July 14, 1954, has been a member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as executive officer, internal audit at Itaú Unibanco S.A. from 2009 to 2015.

He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a member of the Fiscal Council of Metalúrgica Gerdau S.A. since 2020, and a member of the board of directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a member of the board of directors and a member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a member of the Audit Committee of Totvs S.A. in 2020, a Member of the board of directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a member of the Fiscal Council and subsequently of the board of directors of the FGC from 2018 to 2019, a member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard from 2013 to 2014.

He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017.

Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PwC and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.

He holds a bachelor’s degree in accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended several specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and FGV, São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC.

Rogério Carvalho Braga (independent member) born on January 30, 1956, has been a member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a member of the board of directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including officer in 2020 and corporate manager of marketing, franchise and products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected officer in 2000.

He holds a bachelor’s degree in law from PUC-SP, São Paulo, Brazil, and an MBA degree from Pepperdine University, California, U.S.

Fiscal Council

Our fiscal council is an independent management body, composed of three to five members elected at the Annual Shareholders’ Meeting to supervise management activities.

Set forth below is a summary of biographical information relating to each of the members of our fiscal council:

Eduardo Hiroyuki Miyaki (member)born on June 11, 1972, has been a member of the fiscal council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including internal audit officer from 2010 to 2017 and operational risk and internal control officer from 2017 to 2021. He has previously served as internal audit superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities Departments. He also worked in the Commercial and Retail Departments, product development and wholesale banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury Departments from 2003 to 2004 and supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003.

He holds a bachelor’s degree in civil engineering from USP, São Paulo, Brazil, a master’s degree in sanitary engineering and waste management from Gunma University, Japan, specialization in business administration from FGV, São Paulo, Brazil, and an MBA degree in international finance and business from Leonard N. Stern School of Business, NYU, New York, U.S. More recently, Mr. Miyaki participated in the program for members of IBGC’s Audit, Inspection and Control Committee and in May 2024 he finished the Corporate Governance certification program from Columbia University, New York, U.S.

Gilberto Frussa (member)born on October 20, 1966, has been a member of the fiscal council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including officer of the Corporate Compliance Department from 2017 to 2021, legal officer of Products and Business – Retail Business from 2015 to 2017, and legal officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006. He has been an external member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022. Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995.

He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados.

Mr. Frussa was also an Effective Director of the National Financial System Resources Council (Conselho de Recursos do Sistema Financeiro Nacional) (“CRSFN”) from 2000 to 2003 and 2011 to 2013. He was Chairman of ANBIMA’s Legal Affairs Committee from 2012 to 2015.  Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate member of CRSFN’s Committee for Evaluation and Selection since 2018, and an IBGC’s associate since 2021 where he attended courses for board members, Fiscal Council and Finance and Accounting for Directors. He has a certificate for the In Company course – Best Corporate Governance Practices from IBGC.

He holds a bachelor’s degree in law from USP, São Paulo, Brazil.

Marcelo Maia Tavares (member) born on April 27, 1973, has been a member of the fiscal council at the Itaú Unibanco Group since April 2025. Has been a member of the board of directors and a member of the Personnel and Compensation Committee (since 2021) at DIA Group – Supermercados DIA (Madrid/Spain); chief executive officer (2020) and Country Advisor (2019) at DIA Brasil S.A.; a member of the board of directors and a member of the Audit Committee (since 2020) at Pacaembu Construtora S.A.; a  member of the board of directors (since 2023); Institutional Officer (2021 to 2022); Financial Administrative Officer (2020); CEO and executive officer (2019) at ABF – Associação Brasileira de Franchising; a member of the board of directors and a member of the Expansion and M&A Committee (2020 to 2023) at Mundo Pet S.A.; National Secretary of Trade and Services (2015 a 2017) at MDIC – Ministry of Development, Industry, Trade and Services; a member of the board of directors (2015 to 2016), serving as a representative of the Federal Government with BNDESPar in the Brazilian Economic and Social Development Bank (BNDES); Founder and CEO (2013 to 2015) at L.M. Maia Participações e Administração Ltda., an investment company focused on Real Estate aimed at the Retail Industry in the Northeastern Region; Regional Officer (2010 to 2012) at Magazine Luiza S.A. being responsible for the integration of Lojas Maia’s operations; officer and chairman of the board of directors (2005 to 2010) at Móveis Aiam Indústria Ltda.; General Director and a member of the Board of Directors (2002 to 2010) at F.S. Vasconcelos e Cia. Ltda. (Lojas Maia); Financial and Planning Manager (2000 to 2002) at Brasil Telecom S.A.; Trainee (1999) at Bank Bear Stearns, San Francisco/California, U.S.; Planning Assistant (1996 to 1998) at Grupo Paranapanema S.A.; Trainee (1992 to 1995) at Construtora Tratex S.A.

He holds a bachelor’s degree in civil engineering from the Universidade Federal de Minas Gerais, Belo Horizonte/MG, Brazil, an MBA from IBMEC, Brazil, Certification in Finance and a BA from the University of California in Berkeley, U.S., Sloan Master MSc in Leadership and Strategy and Certification in Innovating in Digital World from the London Business School – LBS, United Kingdom, and Certification in Digital Transformation from MIT, U.S. Mr. Araújo is certified by the IBGC to work as a board member.

6B. Compensation

Governance and Compensation Policy

Our Compensation Policy aims at attracting, retaining, and rewarding in a meritocratic manner the deliveries made by our management bodies, in addition to encouraging them to maintain prudent levels of risk exposure in the short, medium and long-term strategies while conducting business, in line with shareholders' interests and our culture, so that the Itaú Unibanco Group can achieve sustainable results.

Additionally, our board of directors, its members and co-chairmen, as well as the board of directors' committees, are evaluated annually for both its collective performance as a management body and the individual performance of its members, in alignment with best corporate governance practices. Our compensation governance adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices.

To ensure consistency with our risk management policy, our statutory compensation committee (“Compensation Committee”), which is responsible for developing and improving our Compensation Policy, reports to our board of directors. For further information on our Compensation Committee, see “Item 6C. Board Practices––Board of Directors Committees–– Compensation Committee”.

Our shareholders establish the maximum total annual aggregate compensation for our board of directors, board of officers, and Fiscal Council at the Annual General Stockholders’ Meeting. The compensation for members of the Audit Committee is determined by our board of directors. Additionally, the compensation for our board of directors and board of officers is subject to the guidelines of CMN Resolution No. 5,177 and complies with the limits imposed by Article 152 of the Brazilian Corporate Law.

Compensation Structure

Our compensation structure for each management body is divided into fixed and variable components, and may include a benefit plan:

·       The members of the Board of Directors are entitled to a monthly fixed compensation in cash, as well as an annual fixed compensation, which is stock-based and approved by the Compensation Committee, subject to the guidelines of CMN Resolution No. 5,177, and limited by the Annual General Stockholders’ Meeting.

·       The members of the board of officers are entitled to a monthly fixed compensation, which consists of an aggregate amount of fees in cash. There is no annual fixed compensation for the board of officers. They receive a benefit plan that includes medical and dental care plans, check-ups, a private pension plan, parking lot access, and life insurance. The annual variable compensation for the board of officers includes statutory profit sharing and fees, both in cash and shares, approved by the Compensation Committee and limited by the Annual General Stockholders’ Meeting.

·       The Fiscal Council’s compensation structure includes monthly fixed compensation in the form of fees in cash. There is no annual fixed compensation, benefit plan, or annual variable compensation applicable to the Fiscal Council.

·       The Audit Committee’s compensation structure includes monthly fixed compensation in the form of fees in cash. Furthermore, The Audi Committee may have annual fixed compensation if approved by the Compensation Committee.

·       There is no annual fixed compensation, benefit plan, or annual variable compensation for the Audit Committee.

Additionally, when a member of certain management bodies holds more than one position, the following rules apply:

·       If a member of our board of directors also serves on the board of officers of Itaú Unibanco or its subsidiaries, their compensation will follow the model for board of officers. On the date of this annual report, there are no members in such position.

·       Members of our board of directors who also participate in statutory and non-statutory committees, including our subsidiaries and affiliates, as a rule, do not receive compensation for participating in such committees. However, non-management members of the Compensation Committee are entitled to compensation for performing their duties on said committee.

·       Members of our board of directors and the Audit Committee only receive benefits if they have previously served as officers.

·      Members of the Audit Committee who are also part of our board of directors, are entitled to compensation solely for one of the roles.

Allocation of Compensation of Members of Management

For the year ended December 31, 2024, our board of directors had 13 members, all of whom received compensation according to our Compensation Policy. The total compensation for our board of directors was R$47,590,339 million. Our board of officers had 36 members, all of which received compensation in accordance with our Compensation Policy. The total compensation for our board of officers was R$650,205,552 million. The Fiscal Council had 6 members, all compensated. The total compensation for the Fiscal Council was R$1,116,000 million.

The allocation of compensation may vary each year:

For the board of directors, in 2024, the monthly fixed compensation was 31%, the annual fixed compensation was 24%, the annual variable compensation was 43%, and the benefits were 2%. While in 2023, the monthly fixed compensation was 22%, the annual fixed compensation was 16%, the annual variable compensation was 60%, and the benefits were 1%.

For the board of officers, in 2024, the monthly fixed compensation was 9%, there was no annual fixed compensation, the annual variable compensation was 89%, and the benefits were 1%. While in 2023, monthly fixed compensation was 9%, there was no annual fixed compensation, the annual variable compensation was 89%, and the benefits were 1%.

For the Fiscal Council, in 2024, and 2023 the monthly fixed compensation was 100%, with no annual fixed compensation, annual variable compensation, or benefits.

For the Audit Committee, in 2024 the monthly fixed compensation was 85% and the annual fixed compensation was 15%. While in 2023, the monthly fixed compensation was 100%, with no annual fixed compensation, annual variable compensation, or benefits.

Fixed Stock-Based Compensation of the Board of Directors

Fixed annual compensation is paid to members of the board of directors provided that they have served their full annual terms. The objective is to reward each member’s contribution to the Itaú Unibanco Group. Fixed annual compensation considers the members’ background and curriculum, as well as market conditions and other factors that may be subject to agreement between the member of the board of directors and the Itaú Unibanco Group.

The number of shares is determined and granted every three years, with the shares being delivered in proportion to the number of terms served during that period.

In 2025, following the approval of the Compensation Committee on October 28, 2024, and of the board of directors on October 31, 2024, the fixed stock-based compensation of the members of the board of directors will be granted annually, with payments of one-third each year. The payment of each installment remains subject to the condition that the members have served their full annual terms. The shares may be maintained and not canceled at the discretion of the Compensation Committee.

Individual Performance Metrics of Officers:

The performance goals are defined by each officer and a direct manager and are based on the annual goals set out for each officer. The performance evaluation process is conducted annually and takes into account both behavioral assessments and key results achieved during such period.

The performance evaluation of our officers follows a structured, multi-assessment process to ensure a comprehensive review. At the beginning of each year, officers define their goals in collaboration with their direct managers, with progress monitored throughout the year. At year-end, the manager conducts a formal evaluation considering financial and market information, where applicable. In addition to this evaluation, a complementary rapporteur process is conducted, which assesses behaviors and main deliveries, which provides additional insights to the manager evaluation. The final review is conducted by the evaluation committee, a collegiate body, composed of members of the executive committee validates the manager evaluation. This committee may also make recommendations on professional development and succession planning.

Variable Compensation Board of Officers

To calculate the variable compensation of officers, the following criteria are considered: a) individual performance; b) the performance of the business department; c) the performance of companies belonging to the Itaú Unibanco Group; and d) the relationship between the performances mentioned above and the risks assumed. The performance considered must include economic-financial metrics and qualitative aspects.

Distribution of the Variable Stock-Based Compensation of the Board of Officers

Following their year-end performance evaluation, the variable stock-based compensation for our board of officers is distributed as follows: 30% is paid in cash and 70% is paid through the delivery of our preferred shares, which are deferred over the next three years and delivered in equal installments of one-third per year.
This structure complies with CMN Resolution No. 5,177, which requires deferral of a portion of variable compensation.

Partners Program for Officers

The Partners Program is a long-term plan established to align the interests of our officers to those of our shareholders through the sharing of short, medium and long-term risks.

Under the program, officers are required to invest a portion of their annual net variable compensation to acquire our preferred shares, traded under ticker symbol (ITUB4), which are subject to lock-up periods. As a return on the investment made through the program, the participants receive additional shares (referred to as “Matching”), provided they comply with the lock-up requirements. For holding partners, 30% of the matching granted vests in the third year, and 70% vests in the fifth year after the investment. For partners, 50% vests in the third year, and 50% vests in the fifth year after the investment. The matching shares received remain unavailable for sale for a five-year term from each investment.

The Partners Program may consider other instruments derived from shares as opposed to actual shares.

Additionally, conditions relating to the partner program may be adapted to comply with local regulations of the country where the delivery of shares will occur.

Grant, Investment and Delivery of Preferred Shares

The share price used on the fixed stock-based compensation, variable stock-based compensation and partners program is determined by the average closing price of Itaú Unibanco Holding’s preferred shares on B3 during the 30 days preceding the seventh business day prior to the grant, investment or payment date (“pricing period”), adjusted by earnings distributed but not earned by the beneficiaries, from the pricing period to the expected event date.

These deferred installments include a Malus provision, under which deferred portions of shares may be reduced or forfeited if there is a significant reduction in the company’s recurring net income or negative results in the applicable business area during the deferral period. This applies except where such reduction or negative results arise from extraordinary, unpredictable external events affecting the Itaú Unibanco Group, which affect other financial institutions and are unrelated to the actions or omissions of the board of officers and/or board of directors. The Compensation Committee may decide to apply Malus even in these cases.

Stock Option Plan to Officers

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

Options may be granted only to participants if there is net income sufficient to be distributed as mandatory dividends. Since 2012, no option has been granted within the scope of our Stock Option Plan. For further information on changes in the plan, see “Financial Performance,” and “Note 20 – “Share-based payment” to our consolidated financial statements.

Stock Grant Plan and Stock Ownership Requirements

At the Extraordinary General Shareholder’s Meeting held on October 31, 2024, we approved our Stock Grant Plan to consolidate the rules of our long-term stock-based incentive programs, under the terms of CVM Resolution No. 81/22.

In addition, according to our Compensation Policy, members of the executive committee must comply with a stock ownership requirement of a minimum equivalent (i) to ten times the annual salary for the CEO and (ii) to five times of the annual salary for other executive committee members, which must be complied within a five-year period of after their position’s start date. On December 31, 2024, the chief executive officer and all executive committee members met the minimum tenure requirement.

With the Stock Grant Plan and the share ownership requirements, we reinforce the alignment of interests of management members and employees of our company and its direct and indirect subsidiaries with our interests and stockholders’ interests.

In addition, to avoid the dilution in which stockholders may be subject, the sum of shares to be used in the programs described in the Stock Grant Plan and Stock Option Plan every year will not exceed the limit of 0.5% of total outstanding shares. If the number of shares delivered and options granted in a given year is below the 0.5% limit, the unused portion may be carried forward and used for stock-based compensation or granting of options in any of the seven subsequent fiscal years.

Clawback Policy

In December 2023, we adopted a clawback policy that applies to incentive-based compensation erroneously received by certain of our officers (which currently comprises the individuals of our executive committee). Under this policy, “erroneously awarded compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. stock price and total shareholder return). The policy provides that if Itaú Unibanco Holding is required to prepare an accounting restatement of its financial statements due to Itaú Unibanco Holding’s material noncompliance with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, but correct an error that is material to previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, Itaú Unibanco Holding will recover (on a pre-tax basis) from the relevant officers any erroneously-awarded compensation received by such officers on or after October 2, 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of erroneously-awarded compensation that otherwise would have been received had such erroneously-awarded compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement. For further information on our clawback policy, see Exhibit 97 to this annual report.

6C. Board Practices

Board of Directors Committees

The organizational chart below presents our nine committees, reporting directly to our board of directors, which is responsible for electing committee members for a one-year term of office, conditioned on their having proven knowledge in the respective areas of work and technical qualification compatible with their duties.

The committees may hire outside experts but must always maintain the integrity and the confidentiality of their work.

Audit Committee Since 2014	Oversees the quality and integrity of the financial statements and compliance with legal and regulatory requirements.
Supervises internal controls and risk management, independence and quality of internal audit activities and the work of the independent auditor.
100% of the members are independent
65 meetings in 2024
Compensation Committee Since 2011	Promotes discussions on incentive and compensation models. Develops compensation policies for management members and employees.
100% of the members are non-executive
6 meetings in 2024
Personnel Committee Since 2009	Establishes policies for attracting and retaining talented professionals.
Proposes guidelines for recruiting and training employees.
Presents long-term incentive programs and monitors the implementation of our culture.
100% of the members are non-executive
4 meetings in 2024
Strategy Committee Since 2009	Proposes budget guidelines.
Provides inputs for decision-making processes.
Recommends strategic guidelines and investment opportunities (i.e. Mergers and Acquisitions).
Internationalizes and creates new business areas.
100% of the members are non-executive
5 meetings in 2024
Related Parties Committee Since 2013	Manages transactions between related parties. Ensures consistency with market conditions and transparency of the transactions
100% of the members are independent.
11 meetings in 2024
Risk and Capital Management Committee Since 2009	Supports the board of directors in assessing and managing risks.
Establishes our risk appetite.
Evaluates the cost of capital vis-a-vis minimum return expected.
Allocates capital.
Oversees management activities and risk control.
Improves risk culture.
Complies with regulatory requirements
100% of the members are non-executives
12 meetings in 2024
Nomination and Corporate Governance Committee Since 2013	Periodically reviews the criteria for nomination and succession of our board of directors and chief executive officer.
Provides methodological support for the assessment of candidates by the board of directors and chief executive officer.
Proposes members of the board of directors and chief executive officer.
Analyzes potential conflicts of interests.
100% of the members are non-executive
3 meetings in 2024
Environmental, Social and Climate Responsibility Committee Since 2019	Defines strategies to strengthen our corporate social responsibility.
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
Defines the allocation process of Law No. 8,313/91 (Rouanet Law) as well as the other existing incentive laws and approves the contributions to be made by us or other companies of the Itaú Unibanco Group.
100% of the members are non-executives
3 meetings in 2024
Customer Experience Committee Since 2024

Supports the board of directors in the discussion with the Board on strategic guidelines relating to customer experience issues.
Identifies and proposes improvements to the customer experience that increase engagement and efficiency, increasing the company's competitiveness.
Proposes and monitors Customer Experience metrics, as well as monitors the results of Customer Experience metrics and proposes improvement actions.
Discusses trends, challenges and opportunities in design and usability that impact the customer experience.
Proposes guidelines for the development of products and services with a focus on simplifying the customer journey.
Monitors the evolution of emerging technologies and their applications in the customer experience.
Identifies opportunities to integrate AI and other advanced technologies into Customer Experience strategies.

83% of the members are non-executive
3 meetings in 2024

Members		Audit Committee	Personnel Committee	Related Parties Committee	Nomination and Corporate Governance Committee	Risk and Capital Management Committee	Strategy Committee	Compensation Committee (2)	Environmental, Social and Climate Responsibility Committee	Customer Experience Committee (3)
Name, position
Board of Directors (13 members) (1)	Pedro Moreira Salles, non-executive Co-Chairman		President		President		President		Member	Member
	Roberto Egydio Setubal, non-executive Co-Chairman					Member	Member	President		Member
	Ricardo Villela Marino, non-executive Vice Chairman						Member
	Alfredo Egydio Setubal, non-executive Member		Member		Member				President
	Ana Lúcia de Mattos Barretto Villela, non-executive Member		Member		Member				Member
	Candido Botelho Bracher, Independent Member				Member	Member		Member	Member
	Cesar Nivaldo Gon, Independent Member									President
	Fabricio Bloisi Rocha, Independent Member									Member
	João Moreira Salles, non-executive Member						Member	Member
	Maria Helena dos Santos Fernandes de Santana, Independent Member			Member
Marcos Marinho Lutz, Independent Member (4)
	Paulo Antunes Veras, Independent Member		Member							Member
	Pedro Luiz Bodin de Moraes, Independent Member			Member		President
Audit Committee (6 members) (1)	Alexandre de Barros, Independent Member	Member
	Fernando Barçante Tostes Malta, Independent Member	Member
	Luciana Pires Dias, Independent Member	Member
	Maria Helena dos Santos Fernandes de Santana, Independent Member	President
	Ricardo Baldin, Independent Member and Financial Expert	Member
	Rogério Carvalho Braga, Independent Member	Member
Fiscal Council (3 members) (1)	Eduardo Hiroyuki Miyaki, Member
Gilberto Frussa, President
Marcelo Maia Tavares, Member

1) Independence criteria for the members of the Board of Directors, Audit Committee and Fiscal Council are diverse, under our policies and applicable regulations in force.

2) Includes individuals that are not members of our Board of Directors: Geraldo José Carbone

3) Includes individuals that are not members of our Board of Directors: Milton Maluhy Filho

4) Marcos Lutz was elected at our Annual General Stockholders Meeting held on April 17, 2025, but his investiture is subject to the approval of the Central Bank of Brazil. Until such approval is obtained, the former member Fabio Colletti Barbosa shall remain in the position.

 Two of these committees are statutory bodies:

Audit Committee

We have an Audit Committee, which complies with the rules issued by the CMN for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, the compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and by our internal auditors, and the quality and effectiveness of the internal control and risk management systems. Created in April 2004 by the Annual General Stockholders' Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Itaú Unibanco Group.

The members of the Audit Committee are annually elected by our board of directors from among its members or professionals with renowned competence and outstanding knowledge, taking into account that at least one member of this Committee will be designated Financial Expert and must have proven knowledge in the accounting and auditing areas.

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

Compensation Committee

The Compensation Committee is responsible for discussing matters related to our management compensation. Its duties include, but are not limited to, (i) developing and improving a policy for the compensation of our management (internal policy - PC- 3 “Compensation Policy”) and procedures, (ii) proposing the aggregate compensation amount for members of management to be submitted to the annual stockholders’ meeting, (iii) proposing forms of fixed and variable compensation to the board of directors, as well as special benefits and programs for recruitment and termination, (iv) discussing, analyzing and supervising the implementation and operation of existing compensation models; and (v) preparing the “Compensation Committee Report on an annual basis”. None of the members of the Compensation Committee are members of our board of officers.

Internal Audit

Under the Audit Committee’s technical supervision, our Internal Audit function provides the board of directors and senior management with independent, unbiased, and timely evaluations of the effectiveness of risk management, adequacy of controls and compliance with relevant rules and regulations related to our group’s operations. These evaluations occur periodically and follow a methodology in compliance with The Institute of Internal Auditors (IIA) standards.

The Internal Audit requires the area being audited to establish action plans for any deficiencies identified, based on deadlines that vary according to risk rating criteria.

External Ombudsman’s Office (for Clients)

Our external ombudsman office focuses on three main pillars:

• Customer Service: As a last resort for clients that are dissatisfied with previous responses to their complaints, with full autonomy to investigate and resolve objections within Itaú Unibanco.

• Continuous Improvement: Aims at identifying and addressing issues through root cause analysis of complaints, involving several teams to improve products, services, and customer satisfaction ethically and transparently.

• Compliance with Regulatory Obligations: Responsible for the governance of all processes related to client complaints through regulatory and consumer protection bodies helping provide and ensure adequate solutions for all clients. These processes are subject to regulatory supervision by the agencies. Additionally, every semester the Ombudsman prepares reports with information about the volume and most critical complaints received, including case studies and action plans to reduce issues and improve customer experience. This report is submitted to upper management, executives and audit committee.

As part of our strategy to improve consumer relations/rights and reduce complaints, we have established and maintain an open dialogue and close agenda with consumer protection and regulatory bodies and civil entities. This agenda serves as a strong instrument to help improve customer satisfaction. Moreover, The Ombudsman contributes with the analysis and approval process of new services and products, which is managed by our compliance governance, to help reinforce attention and assure customer focus and needs along the process.

Internal Ombudsman’s Office (for Employees and Administrators)

The Internal Ombudsman’s Office channel provides guidance and advice and handles anonymous complaints and grievances relating to violations of our principles and commitments, misconduct, and inappropriate behaviors such as harassment, discrimination and disrespect, among other improper behaviors, and practices that are contrary to our institutional policies

The Internal Ombudsman’s Office is charged with addressing interpersonal conflicts and interest conflicts in the working environment involving the management members and employees of Itaú Unibanco. This is an independent channel that has full autonomy within the Organization, reporting directly to the CEO’s Office.

The channel handles various situations depending on the conflict stage, complexity, and risks involved. Case analysis is conducted exclusively by the channel, and decisions are made independently based on organizational guidelines documented in institutional policies.

At the end of the process, the Ombudsman monitors and contacts the involved parties for several months after the investigation to mitigate potential retaliation actions, assess the area's climate, and evaluate the effectiveness of recommended actions, reinforcing trust in the channel and encouraging more open communication.

6D. Employees

We had 96,219 employees as of December 31, 2024 compared to 95,702 employees as of December 31, 2023.

The following tables show the total number of employees as of December 31, 2024, 2023 and 2022, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31,			Variation
	2024	2023	2022	2024-2023		2023-2022
In Brazil	86,228	85,855	89,147	373	0.4%	(3,292)	(3.7)%
Abroad	9,991	9,847	11,947	144	1.5%	(2,100)	(17.6)%
Argentina (1)	-	12	1,486	(12)	(100.0)%	(1,474)	(99.2)%
Chile	4,720	4,653	5,237	67	1.4%	(584)	(11.2)%
Colombia	2,174	2,178	2,395	(4)	(0.2)%	(217)	(9.1)%
Uruguay	1,275	1,242	1,118	33	2.7%	124	11.1%
Paraguay	1,252	1,192	1,155	60	5.0%	37	3.2%
Europe	263	256	241	7	2.7%	15	6.2%
Other	307	314	315	(7)	(2.2)%	(1)	(0.3)%
Total	96,219	95,702	101,094	517	0.5%	(5,392)	(5.3)%

1) We continue to serve local and regional corporate clients, as well as individuals from the wealth and private banking segments, through our international units and the representative office of Itaú Unibanco S.A. in Argentina.

Employees (by operating unit)	As of December 31,			Variation
	2024	2023	2022	2024-2023		2023-2022
Whosale	20,125	19,582	21,588	543	2.8%	(2,006)	(9.3)%
Retail	51,646	52,918	55,471	(1,272)	(2.4)%	(2,553)	(4.6)%
Technology (1)	17,514	16,058	16,241	1,456	9.1%	(183)	(1.1)%
Support Areas (2)	6,934	7,144	7,794	(210)	(2.9)%	(650)	(8.3)%
Total	96,219	95,702	101,094	517	0.5%	(5,392)	(5.3)%
1) Includes 2.793 ZUP employees 2) Includes: Human Resources, Audit, Corporation, Finance, Operations, Risks and Marketing

Labor Relations

We have a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. We hold several meetings with labor unions to discuss relevant themes, matters relating to Itaú Unibanco and workplace safety and promote a good organizational climate. We also meet to discuss specific collective bargaining agreements, such as those related to profit-sharing (participação nos lucros e resultados) time-tracking systems, and work-hour compensation, schemes, among others.

With respect to labor relations, we acknowledge labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities. We acknowledge the rights and prerogatives of those elected to executive positions within unions pursuant to the Federal Constitution and Law No. 5,452, as amended (“Brazilian Labor Law”) and the collective agreements for each professional category to which we are a party. We have 1,008 active employees with roles in the various boards of labor unions. As set forth in the collective labor agreement for bank employees, 495 individuals work full time for these union entities. In addition, we allow unions to hold membership campaigns and, when requested, to hold meetings between union entities, our managers and employees, thus supporting the promotion of negotiated solutions in a respectful manner and in line with ethical principles.

We emphasize that all activities within the scope of the relationship with trade unions are conducted with a focus on the search for the best scenario in innovation and problem solutions for both parties, always prevailing through dialogue and negotiation, with the objective of minimizing possible differences of opinion and conflicts involving our employees.

At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal for assistance with any inquiries.

In the last years, the banking sector has not faced strikes or significant interruptions in its operations.

6E. Share Ownership

As of December 31, 2024, our board of directors and our board of officers directly owned an aggregate amount of 0.614% common shares and 0.704% preferred shares. Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2024.

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

Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2024.

According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.

The table below presents information on the persons that, to our knowledge, beneficially own at least 5% of our common or preferred shares as of December 31, 2024:

	December 31, 2024
Stockholders	Common Shares		Preferred Shares		Total
	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	2,564,084,404	51.71%	-	-	2,564,084,404	26.23%
Itaúsa S.A.	1,943,906,577	39.21%	169,323	0.004%	1,944,075,900	19.89%
BlackRock, Inc (1)	-	-	349,925,097	7.26%	349,925,097	3.58%
GQG Partners LLC	-	-	242,322,356	5.02%	242,322,356	2.48%
Others	450,299,378	9.08%	4,225,397,380	87.72%	4,675,696,758	47.82%
Total	4,958,290,359	100.00%	4,817,814,156	100.00%	9,776,104,515	100.00%
1) Share ownership information provided by stockholder.

Note: The number of shares reported in this table does not take into account the stock bonus that occurred in March 2025.

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

ADSs Held in Host Country

As of December 31, 2024, 979,087,895 ADSs (20.4% of the total outstanding shares of our preferred shares) were outstanding and held by 58 institutional depositary receipts of record.  We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

IUPAR Stockholders’ Agreement

Itaúsa and Cia. E. Johnston have a stockholders' agreement that governs their relationship as controlling stockholders of IUPAR and, indirectly, as our controlling stockholders and as controlling stockholders of our subsidiaries. For further information, please, access our Investor Relations website (see - “Menu - Itaú Unibanco - Corporate Governance - Policies - Others - Shareholders Agreement – IUPAR”), which is not incorporated by reference into this annual report.

Transfer of Control and Increase of Interest in the Share Capital

Subject to the provisions of the IUPAR stockholders' agreement, our bylaws do not contain any provision that is intended to delay, defer or prevent a change in our shareholding control or that would operate only with respect to a merger, acquisition or corporate restructuring of Itaú Unibanco or its subsidiaries. However, according to Brazilian regulation all such transactions must be carried out in accordance with procedures established by the CMN and be previously approved by the Central Bank.

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

7B. Related Party Transactions

Transactions with controllers, joint control and related parties, and key management personnel are required to be conducted on arm’s length terms.

Under Laws No. 4,595/64, No. 7,492/86 and CMN Resolution No. 4,693/18, financial institutions must observe specific terms and conditions when granting credit to:

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

CMN Resolution No. 4,693/18 establishes the definition of "qualified equity interest" as a holder that owns 15% or more of the capital of the legal entity for purposes of credit transactions by financial institutions with its related parties.

Also, if a loan is granted, it should (i) be made in the ordinary course of business, (ii) be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) not involve more than the normal risk of collectability or present other unfavorable features.

For further details on restrictions on the operations of financial institutions, see "Item 4B. Business Overview – Supervision and Regulation."

On October 22, 2012, our board of directors approved the Transactions with Related Parties Policy, which is reviewed annually. The definition of related party for the purpose of disclosures in financial statements is provided in the Transactions with Related Parties Policy and includes controlling shareholders and entities controlled by or under common control with, us, the directors and officers of these entities, certain family members of such individuals and any entities directly or indirectly controlled by them. The Transactions with Related Parties Policy provides that any transaction involving related parties must be carried out at arm's length, comply with all practices adopted by our management, be executed in writing, and be clearly disclosed in our financial statements according to the materiality criteria provided by accounting standards.

Any related party transaction or series of transactions within a one-year period that exceeds R$2 million (defined as a "Significant Amount"), except those exclusively involving entities controlled directly or indirectly by us, is analyzed by the Related Parties Committee and reported to our board of directors on a quarterly basis.

Transactions between companies included in the consolidation were eliminated in our audited consolidated financial statements and take into consideration the absence of risk. For further information, see "Note 31 – Related parties" to our consolidated financial statements.

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

For further information and details about the changes in the provisions and respective escrow deposits for legal proceedings and main types of disputes, see Note 2 - Material accounting policies - c) Accounting policies, critical estimates and material judgments - XII - Provisions, contingent assets and contingent liabilities to our consolidated financial statements. The following table sets forth our provisions for such contingencies as of December 31, 2024, 2023 and 2022.

	As of December 31,
Provision	2024	2023	2022
	(In millions of R$)
Civil	3,207	3,203	3,231
Labor	8,213	7,821	8,186
Tax proceedings and legal obligations	6,723	6,579	6,214
Other	1.066	2,141	1,844
Total	19.209	19,744	19,475

Civil Litigation

Litigation Arising from Government Monetary Stabilization Plans

We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government as a measure to combat inflation. For further information on risks arising from Government Monetary Stabilization Plans, see “Item 3D. Risk Factors - Regulatory, Compliance and Legal - We are subject to financial and reputational risks arising from legal and regulatory proceedings.”

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

Labor Litigation

In 2024, neither us nor our subsidiaries were exposed to any labor liabilities or labor contingencies which individually materially and adversely affected our results. Among labor claims, filed against us including our subsidiaries, there are claims filed by employees, former employees and outsourced service providers.

Labor unions and former employees have also filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2024, there were 50,025 labor claims filed against us.

The primary claims in labor lawsuits filed by our current and former employees include overtime payments, equal pay, disputes, challenges to our overtime pay assessment methods, and allegations of subsidiary liability for companies within our group (in case of outsourced service providers).

We are also defendants in labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases and workplace health and safety regulations. For the year ended December 31, 2024, we incurred R$2,678 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance with the executed agreements and judicial rulings.

Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.

For further information about labor claims see “Note 2. Material Accounting Policies – c) Accounting policies, critical estimates and material judgments - XII - Provisions, contingent assets and contingent liabilities” to our consolidated financial statements.

Tax Litigation

We are a party to several tax-related disputes, which involve discussions of interpretation of tax rules, in addition to the legality or unconstitutionality of current Brazilian legislation.

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

On June 25, 2013, we received a tax assessment notice from the Brazilian tax authorities alleging that we failed to pay approximately R$22,161 million of IRPJ (updated as of December 31, 2024) plus accrued penalties and interest, and approximately R$ 12,845 million of CSLL (updated as of December 31, 2024), plus accrued penalties and interest. This tax assessment notice is in connection with the corporate transaction that led to the association of Banco Itaú Holding Financeira S.A. (“Itaú Holding”) and Unibanco Holdings S.A. (“Unibanco Holdings”) in 2008. On April 10, 2017, the administrative tax court of appeals (Conselho Administrativo de Recursos Fiscais) (“CARF”) issued a favorable decision to us, canceling the tax assessment notice. The Brazilian tax authorities appealed to the Higher Tax Appeals Chamber (Conselho Administrativo de Recursos Fiscais) (“CSRF”). As we understand that the CARF decision is final and that there is no possibility of review by the CSRF, we presented a writ of mandamus in order to have a final ruling recognizing the CARF’s first instance decision as final and unappealable. Our injunction and legal ruling were favorable. As of the date of this annual report, the writ of mandamus awaits judgment of the Brazilian Regional Federal Court for the 1st Region. We assess the risk of loss in this tax proceeding as remote.

Additionally, on November 14, 2013, we received a tax assessment notice from the Brazilian tax authorities also in connection with the merger between Itaú Holding and Unibanco Holdings for the alleged non-payment of R$ 2,636 million of IRPJ (updated as of December 31, 2024) and R$ 920 million of CSLL (updated as of December 31, 2024), in addition to fines and interest. We had a definitive unfavorable decision issued by the CARF on the administrative level and brought the discussion to the judicial level. In September 2020, the trial court issued a favorable decision to us. As of the date of this annual report, we await the judgment of an appeal filed by the Brazilian tax authorities. We assess the risk of loss in this litigation as remote.

In November 2019, we received a tax assessment notice from the municipality of São Paulo, in the approximate amount of R$ 7,619 million (updated as of December 31, 2024), for the alleged non-payment of municipal tax on services (ISS) in connection with leasing and credit card operations. We defend the illegality of the charges and that the tax was duly collected by the municipality of Poá, in the state of São Paulo. As of the date of this annual report, the case is waiting the production of an expert report on the litigant’s evidence for trial in the lower court. We assess the risk of loss regarding the increased fine as remote and we deem as possible the risk of loss concerning the other issues.

For further information about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes see “Note 2. Material Accounting Policies – c) Accounting policies, critical estimates and material judgments - XII - Provisions, contingent assets and contingent liabilities” to our consolidated financial statement.

Shareholders' Payment

Our bylaws establish the distribution to stockholders of mandatory dividends equivalent to 25% of our net income calculated for each fiscal year, adjusted by the decrease or increase of amounts related to legal reserve, to reserve for contingencies and to its reversal related to prior years.

The mandatory dividend may be paid as dividends or interest on capital. The main difference between these forms of payment is tax related. The payment of dividends is tax-free for stockholders.

The payment of interest on capital is subject to withholding income tax at a 15% rate, or 25% if the stockholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime.

The amount paid to stockholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such case, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. For further information see "Item 10E. Taxation".

Our Stockholder Remuneration Policy, which was approved by our board of directors, establishes the monthly payment of R$0.015 per share as an advance mandatory dividend. The date used as a reference to determine which stockholders are entitled to receive such dividend in Brazil is determined based on the stockholding position registered on the last day of the preceding month. With respect to our ADSs, the date used to determine which stockholders are entitled to receive the monthly dividend will be announced by the depositary bank, JPMorgan Chase Bank, N.A. In both cases, monthly dividends for any given month are paid on the first business day of the following month.

Stockholders may claim the payment of any dividend for a period of three years from the dividend payment date. After this period, we have no responsibility whatsoever for such payment. Stockholders not residing in Brazil must register with the Central Bank so that dividends, interest on capital and other share-related amounts can be remitted abroad in foreign currency.

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

For information regarding recent amounts paid or provisioned and reserved in stockholder’s equity, dividends and interest on own capital, see “Item 5A. Operating Results—Results of Operations – Year ended December 31, 2024, compared to year ended December 31, 2023.”

For further information see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss, b) Interest and Similar Expense,” to our consolidated financial statements and “Item 4B. Business Overview—Capital Adequacy and Leverage—Basel III Framework—Implementation of Basel III in Brazil.”

For further information on the payment of dividends to our ADS holders see “Item 12D. American Depositary Shares—ADS Holders’ Payment of Dividends."

8B. Significant Changes

None.

ITEM 9.THE OFFER AND LISTING

9A. Offer and Listing Details

Our Shares and ADSs

Since 1996, we have been holding meetings with institutional investors in Brazil, the U.S. and Europe to present our governance practices, financial performance and value creation strategy, among other significant issues.

For further information relating to our ADSs see Exhibit 2(d) to this annual report.

Brazil		U.S.
B3 S.A. – Brasil, Bolsa, Balcão		NYSE
Level 1	Level 1	Level 2
ITUB3	ITUB4	ITUB
Common Shares	Preferred Shares	Preferred Shares American Depositary Shares (ADSs)
Shareholders' rights		ADS holder rights
Common shares	Preferred shares	ADSs

– Entitle the holder to one vote at our general stockholders' meetings (one share has one voting right) – the voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares.

– 80% tag-along; and

– Preemptive right in the subscription of new shares in any capital increase

– Priority to receive mandatory dividends, in the amount of R$0.022 per share;

– 80% tag-along;

– Preemptive right in the subscription of new shares in any capital increase;

– Voting right when the company fails to pay fixed, or minimum, dividends, for the period provided in the company's bylaws, which may never exceed three consecutive fiscal years, until the dividends are paid; and

– The creation of a new class of shares with priority over preferred shares, as well as any change in preference or in right associated with preferred shares, must be approved by at least 50% of common shares and also approved by stockholders representing the majority of preferred shares in a special general meeting.

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

Disclosure Requirements

Under CVM rules, publicly traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly held company or the decision of investors to buy, sell, or hold these securities, is considered material. The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document. Since 2018, the publicly held companies, such as us, have to present a form about a “Brazilian Corporate Governance Code” in the “apply or explain” format.

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

Until May 2019, if an investor were to trade in our shares on the B3, the investor’ s trade would settle in three business days after the trade date. The seller was ordinarily required to deliver the shares to the exchange on the third business day following the trade date. As of May 27, 2019, the trade is settled in 2 business days after the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.

In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuers Regulations (Regulamento de Emissores), which establishes technical and operational procedures and criteria applicable to companies that have securities listed on the B3. The recent version of the B3’s Issuers Regulations came into effect on August 19, 2023.

On December 3, 2024, the Central Bank and the CVM issued Joint Resolution No.13, which revoked CMN Resolution No. 4,373/14 and regulated non-resident investment in the financial and the securities markets. For more information on the changes introduced by the new rule, see “Item 4B. Business Overview––Investments by Non-Resident Investors.”

For information on the changes introduced by Joint Resolution No. 13, see “Item 4B. Business Overview––Investments by Non-Resident Investors.”

For a description of certain tax benefits extended to non-Brazilian holders who qualify under Joint Resolution No. 13, see “Item 10E. Taxation––Brazilian Tax Considerations—Income Tax for Non-Resident Holders––Taxation of Gains.”

Corporate Governance Practices of B3

In 2000, B3 introduced three special listing segments known as Level 1 and Level 2 of Differentiated Corporate Governance Practices and “Novo Mercado” with the purpose of stimulating the market of securities issued by Brazilian companies listed on B3, encouraging these companies to follow good corporate governance practices. B3 subsequently introduced two new segments called “Bovespa Mais” and “Bovespa Mais Nível 2,” specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders’ rights and increase the quality of the information made available to shareholders. Newly amended rules for Levels 1 and 2 of Differentiated Corporate Governance Practices for the “Novo Mercado” listing segment of the B3 came into effect in February 2023.

To become a “Level 1” company, such as us, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that shares that represent at least 20.0% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its board of directors and officers that involve securities issued by the issuer; (v) submit any existing shareholders’ agreement and stock option plans to B3; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

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

10B. Memorandum and Articles of Association

Below is certain information concerning our capital stock and a summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our Bylaws and to Brazilian Corporate Law.

Corporate Purpose

We are organized as a publicly held corporation for an indefinite term under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55 (11) 2794-3547. We are primarily governed by Brazilian Corporate Law and our bylaws. Our CNPJ is 60.872.504/0001-23, and we are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35300010230.

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

Adoption of Cumulative Voting

Under Brazilian Corporate Law and CVM's regulation, our stockholders that represent at least 5% of share capital with voting rights may demand a cumulative voting process up to 48 hours before a general stockholders' meeting. Each share entitles the stockholder to a number of votes equal to the number of board member seats being elected. Each stockholder has the right to concentrate votes in one candidate or distribute them among several candidates. The presiding officer must inform the stockholders in advance about the number of votes required for the election of each member of the board of directors.

Whenever the board of directors is elected through the cumulative voting process, and common or preferred stockholders exercise their right to elect one director, the controlling stockholder will have the right to elect a number of directors equal to those elected by the other stockholders, plus one. This applies regardless of the total number of directors established in our bylaws, ensuring that the controlling stockholder maintains a majority on the board.

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

Brazilian legislation does not provide for liability in capital calls. Therefore, the ownership interest of our stockholders may be diluted if they decide not to exercise their preemptive rights to subscribe shares in cases of capital increase.

Form and Transfer

Our shares are book-entry and Itaú Corretora de Valores is our bookkeeping service provider. Therefore, the shares issued by us are to be kept in deposit accounts, under the investor's name.

As an alternative, the investor may also deposit shares in the B3 via a custodian institution authorized by the CVM. In such case, the B3, as central depositary, holds the shares under its name but controls the ownership of the securities through a structure of deposit accounts kept under the investors' name. There is no distinction in the rights and obligations of stockholders, regardless of whether their shares are deposited with a broker-dealer or with B3.

Redemption and Withdraw Rights

Our common shares and our preferred shares are not redeemable, except upon delisting. Pursuant to Brazilian Corporate Law, however, the approval of certain matters entitles a dissenting stockholder to withdraw from the company, such right expiring 30 days after publication of the minutes of the applicable stockholders’ meeting. This withdrawal may occur under certain conditions upon reimbursement of the value of such holder's shares, calculated based on criteria set forth under Brazilian Corporate Law. Also, in accordance with Brazilian Corporate Law, we are entitled to reconsider any resolution that gives rise to a withdrawal within ten days following the expiration of the withdrawal period, if such exercise of withdrawal rights jeopardizes our financial stability.

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

Dividend Rights

For a description of dividend rights, see "Item 8A. Consolidated Statements and Other Financial Information – Shareholders’ Payment”.

Threshold above which Shareholder Ownership must be Disclosed.

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an equity exceeding, whether upwards or downwards, the thresholds of 5%, 10%, 15%, and so forth, of any type or class of shares of a publicly traded company must disclose its share ownership to the CVM and to Brazilian stock exchanges. Any subsequent increase or decrease in ownership of any type or class of shares reaching these thresholds must be similarly disclosed.

Directors' and Executive Officers' Role and Conflict of Interests

Brazilian Corporate Law imposes on the members of the board of directors and officers the duty of diligence during the performance of their functions, as well as the duty of loyalty to the company, besides prohibiting members of the board of directors and the officers from: (i) receiving any type of direct or indirect personal advantage from third parties, by virtue of the position occupied, without authorization in the bylaws or from a shareholders' meeting; (ii) taking part in any corporate transaction in which he or she has an interest that conflicts with our interest or in the decisions made by other directors on the matter; (iii) use any commercial opportunity which may come to his or her knowledge, by virtue of his or her position, for his or her own benefit or that of a third party, whether or not harmful to the company; (iv) fail to exercise or protect the company's rights or to take advantage of a commercial opportunity of interest to the company, in seeking to obtain advantages for himself or herself or for a third party; and (v) acquire for resale with profit property or rights which he or she knows the company needs or which the company intends to acquire.

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

Maximum Age Limit for Election as Board member

Our bylaws provides that no individual who is 70 years or older on the date of its election may be elected as a member of the board of directors and no individual who is 73 years or older on the date of its election may be elected as Chairman or Co-Chairman of the board of directors.

General Stockholders' Meetings

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

In case of insufficient quorum at the first call, a new call by convening notice will be disclosed on a timely basis, and the meeting will be held at least 8 days after a new convening notice is published. This meeting will be held at second call with any number of stockholders holding common shares.

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

Our Governance

Our Governance Structure

The main goal of our corporate governance is to create an efficient set of incentive and monitoring mechanisms to ensure that management members are always aligned with our stockholders' best interests in a sustainable way. In order to achieve this goal, we have set up decision-making bodies and institutionalized procedures to align management with our meritocratic, performance-focused and long-term value-creation culture.

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
- Mergers and acquisitions;
- Monitor the Executive Committee's performance;
- Nomination of officers (meritocracy);
-  Budget approval;
-  Definition and monitoring of incentive and compensation models and goal settings;
-  Supervision of the technologies strategy;
-  Definition of the meritocracy policies; and
- Business operation supervision.	Value Creation
Strategy definition
Executive Committee	- Implementation of Board of Director's guidelines and goals;
- Business operation and strategies for products and segments;
- Ensure better allocation and management of financial, operational and human resources;
- Monitoring of market, credit and operational risks; and
- Create value for our shareholders and stakeholders.	Professional management
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

•Bylaws: establishes our principles and rules of operations, such as the definition of our corporate purpose, composition of capital stock, responsibilities of statutory bodies, appropriation of net income, and our listing segment in stock exchanges, among others.

•Internal Charters: we have internal charters that regulate the operation of our board of directors, board of directors Committees, board of officers and Fiscal Council, in conformity with applicable legislation and best corporate governance practices.

•Policy for the Nomination and Succession of Members of the Board of Directors, Committees Reporting to the Board of Directors and the Board of Officers: this policy establishes minimum requirements for the nomination and succession of members to the board of directors, board of directors’ committees and our board of officers.

•Code of Ethics and Conduct: applies to all of our employees, members of the board of directors and officers and is based on principles that support an organizational culture focused on the enhancement of people, strict compliance with rules and regulations and continuous development.

•Policy for Trading our Securities: the purpose of this policy is to establish guidelines and procedures to be followed by us and bound persons, to ensure transparency in the trading of our securities by all interested parties, without privileging some to the detriment of others.

•Transactions with Related Parties: the purpose of this policy is to establish rules and consolidate procedures to be followed in related party transactions, ensuring equality and transparency and as such, ensuring stockholders, investors and other stakeholders that we are in compliance with best corporate governance policies.

•Corporate Policy and Procedure Disclosure of Material Information: this policy addresses the public disclosure of material information and the requirement to keep such information confidential until disclosed in accordance with applicable rules.

•Relationship Policy with Public Officials and Contracting with Bodies, Entities and Companies of Public Administration: this policy guides the relationship with public officials and public entities with respect to our institutional interests and the financial system in general, in an organized manner.

•Corporate Governance Policy: this policy consolidates the Corporate Governance principles and practices adopted by us so that they can be disseminated throughout our company.

•Anti-Corruption Corporate Policy: the purpose of this policy is to establish rules for avoiding conflicts of interests in processes related to donations and sponsorship and in relationships with clients, suppliers and partners, in the public and private sectors, and also to establish guidelines and procedures to prevent and combat corruption, such as training, communication, consultation and complaint channels.

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
General Stockholder’s Meetings

Brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as set forth by law.

Annual General Stockholders' Meeting: Held within the four months following the end of the fiscal year, to resolve upon the financial statements and the distribution and allocation of profits, payout of dividends and election and removal of members of the board of directors, among others.

Extraordinary General Stockholders' Meeting: Held whenever corporate interests so require and for matters outside the exclusive responsibility of the Annual General Stockholders’ Meeting.

The Annual General Stockholders' Meeting is open on first call with the attendance of stockholders representing at least 25% of voting capital. Any amendments to the bylaws should be resolved at an Extraordinary Stockholders’ Meeting, which will be open on first call with the attendance of stockholders representing at least two thirds (2/3) of the voting capital.

Our meetings are held with a quorum representing approximately 90% of our voting capital.

Fiscal Council	A body that operates independently from our management, external auditors and Audit Committee. It supervises the activities of our management, examines and opines on our financial statements, among other duties established by Brazilian law.	Composed of 3 to 5 members elected annually by our stockholders, one of whom elected by minority preferred stockholders.
Board of Directors	Responsible for establishing our general business guidelines, including for our subsidiaries, and holds ordinary meetings eight times per year and extraordinary meetings when necessary.	Composed of 13 members, elected annually, all non-executive, and 7 are deemed independent. The appointment, election and removal of the board members are carried out in accordance with our bylaws, which provide for the ineligibility of persons who have reached the age of 70 for the position of member of the board of directors and the age of 73 for the position of Chairman or Co-Chairman.
Board of Officers	Responsible for implementing the guidelines proposed by the board of directors. Officers manage our daily business activities, ensuring the best allocation and management funds to accomplish the goals we have set.	Composed of 5 to 50 members. Members are elected annually by the board of directors. Each member elected must be approved by the Central Bank. According to Brazilian law, an officer retains their position until they are reelected, or a successor takes its place.
Disclosure and Trading Committee

Responsible for managing the Policy for the Disclosure of Material information and the Policy for Trading our Securities; carrying out internal actions intended to improve the information flow;

promoting the ethical conduct of our management members and employees; Ensuring transparency, quality, equality and security of the information provided to our stockholders, investors and other capital market players.

Composed of members of our board of directors, members of our board of officers or of any other of our subsidiaries and/or company of the Itaú Unibanco Group, experts in the capital markets area; and the investor relations Officer (a permanent member of the Disclosure and Trading Committee).

.

General Stockholders' Meeting
Fiscal Council
evaluation of the board of directors
Board of Directors
Executive Committee
Board of Officers
Disclosure and Trading Committee
Committees
Audit
Personnel
Related Parties
Nomination and Corporate Governance
Customer Experience
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

However, in case of direct investments in the Brazilian Market, to convert dividend payments and proceeds from the sale of our shares in the Brazilian Market into foreign currency and to remit such amounts abroad is subject to compliance with requirements of Brazilian foreign investment and foreign currency legislation.  This legislation generally requires, among other things, evidence that establishes the legality, the legitimacy and the economic validity of the exchange operation and that the relevant investment was reported to the Central Bank and the CVM, as applicable.

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

The Foreign Exchange Law, which was enacted in December 2021 and came into force on December 31, 2022, granted to the Central Bank the capacity to regulate foreign investments. Also, on December 31, 2022, Central Bank Resolution No. 278 was published, establishing applicable rules regarding foreign direct investments and granting of loans to foreign investors, as well procedures related to reporting requirements to Central Bank of said transactions, which were previously subject to registration under the Electronic Declaratory Registration System. In 2024, the Central Bank and CVM issued Joint Resolution No. 13, which entered into effect on January 1, 2025, updating the rules applicable to the investments in the Brazilian Financial and Capital Markets. These new rules provide for investments and reporting obligations.

In case the investment in our stock is made directly in Brazil through a private transaction, such investment shall be reported to the Central Bank as a foreign direct investment through the SCE-IED when the transaction exceeds US$100,000. SCE-IED for investments over US$100,000 enables non-resident investors to hold stocks, although it limits the ability of the investor to negotiate such stocks in the Brazilian stock market.

Alternatively, the investment in our stock can be made directly on the Brazilian regulated securities markets, which entitles certain foreign investors to invest not only in listed stocks, but also in other financial assets and securities, and to engage in a variety of transactions available in the Brazilian financial and capital markets, provided that certain requirements of the regulation are fulfilled.

10E. Taxation

Taxation Considerations for ADS Holders

This summary is based upon tax laws of Brazil and the U.S. in effect as of the date hereof, and contains a description of the main Brazilian and U.S. federal income tax considerations regarding the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters, considering that laws are subject to change and to differing interpretations (possibly with retroactive effect). Although there is no income tax treaty between Brazil and the U.S. in place, the tax authorities of the two countries have agreed in applicable provisions of reciprocal tax treatment as to compensation of tax withheld at the source country in the residence country. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect a U.S. holder of our preferred shares or ADSs.

Prospective purchasers of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares and ADSs, including, in particular, the effect of any non-U.S., non-resident, state or local tax laws.

INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO BRAZILIAN TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs CONSIDERING THEIR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY NON-BRAZILIAN TAX LAWS

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences related to the acquisition, ownership and disposition by holders that do not reside in Brazil (“Non-Resident Holders”) of our preferred shares or ADSs.

Non-Resident Holders Resident or Domiciled in Tax Haven Jurisdictions

Under Brazilian tax laws, as regulated by Law 9,430, dated December 27, 1996 (“Law No. 9,430/96”), as amended by Law 14,596, dated June 14, 2023 (“Law 14,596/23”), a “tax haven” is defined as a country or location (a) that does not impose any income tax or where the maximum income tax rate is 17% (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax haven jurisdictions has been published per such Normative Instruction. Non-Resident Holders resident or domiciled in tax haven jurisdictions may be subject to withholding tax in Brazil at higher rates than Non-Resident Holders not resident or domiciled in tax havens, as described below.

Additionally, the concept of “privileged tax regime” is defined by Law No. 9,430/96, as amended by Law 14,596/23, which is defined as a tax regime that (i) does not tax income or taxes it at a maximum rate lower than 17%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out substantial economic activity in the country or dependency or (b) contingent to the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate lower than 17%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights, or economic transactions carried out. The concept of current “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing rules and thin capitalization rules and does not imply in a higher rate of withholding tax on income and capital gains earned by Non-Resident Holders. Please note that the entities currently deemed as privileged tax regimes by the Brazilian tax authorities are listed on the applicable tax regulation. Furthermore, as included by Article 38 of Law No. 15,079, dated December 27, 2024, the qualification of a country or dependency with favorable taxation or privileged tax regime, which results exclusively from the non-taxation of income at the maximum rate of 17%, may be exceptionally waived for countries that significantly promote national development through substantial investments in Brazil, as regulated by Decree No. 12,226, dated October 18, 2024.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the tax aspects applicable to tax havens and countries with privileged tax regimes.

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

Taxation of Dividends

Payment of dividends derived from profits generated after January 1, 1996, including dividends paid in kind, are currently not subject to withholding tax in Brazil. However, the Brazilian Congress is discussing a broad tax reform which may include the imposition of withholding tax over dividends distributions. For further information on Taxation of Dividends, see “Item 4B Taxes on our operations.”

Taxation of Interest on Net Equity

Law No. 9,249, dated December 26, 1995 (“Law 9,249/95”), as amended, allows a Brazilian corporation, such as us, to distribute profits as interest on net equity (“JCP”) in addition to dividend distributions. Currently, payments of interest on net equity are subject to withholding tax at a rate of 15%, or 25% in the case of a Non-Resident Holder that is resident or domiciled in a tax haven jurisdiction. The criteria for calculating JCP were recently modified through changes to the wording of Law 9,249/95 introduced by Law 14,789, of December 29, 2023.

Taxation of Gains

Sales or Other Dispositions of ADSs

Gains realized outside Brazil by a Non-Resident Holder from the sale or other disposal of ADSs to another Non-Resident Holder should not be subject to Brazilian taxation. However, according to Law 8,981, dated January 20, 1995 (“Law 8,981/95”), Law No. 10,833, dated December 29, 2003 (“Law 10,833/03”), as amended, and Normative Instruction No. 1,585, dated August 31, 2015 (“IN 1,585/15”)  the disposition of assets located in Brazil by a Non-Resident Holder may be exempt from income tax over capital gains, if carried in a Brazilian stock exchange, or subject to Brazilian withholding tax at a 15% flat rate or a progressive rate varying from 15% to 22.5% depending on the kind of investment made into Brazil and the location where the Non-Resident Holder is resident or domiciled (also, a 25% rate may apply if the foreign beneficiary is resident or domiciled in a jurisdiction deemed to be a tax haven for Brazilian tax purposes).

Although the referred Law does not clarify what is considered an asset located in Brazil, ADSs generally should not be considered assets located in Brazil for purposes of such Law, because they represent securities issued and negotiated in an offshore exchange market. It is important to note that even if ADSs were considered assets located in Brazil, Non-Resident Holders not resident or domiciled in tax haven jurisdictions may still apply for exemption from capital gains tax according to Article 81 of Law No. 8,981/95, as amended.

Conversion of Our Preferred Shares into ADSs

The deposit by a Non-Resident Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, as per the position adopted by the tax authorities in Tax Ruling No. 292, dated December 17, 2024, which assessed a scenario involving the conversion of shares into ADRs. In these cases, the positive difference between the average price of such preferred shares and acquisition cost of such preferred shares may be considered taxable capital gains, and therefore subject to income tax. Please refer to “Item 4B. Business Overview––Investments by Non-Resident Investors” for further details.

Non-Resident Holders that are resident or domiciled in tax haven jurisdictions may be subject to capital gains tax at a 25% rate on the sale or transfer of shares outside of the financial and capital markets upon such a conversion or 15% if the sale or transfer of shares is carried at a stock exchange in Brazil in accordance with Law No. 10,833/03 and IN 1,585/15.

Sales or Other Dispositions of Our Preferred Shares

Non-Resident Holders not resident or domiciled in tax haven jurisdictions that register their portfolio according to Joint Resolution No. 13 and Article 79 of Law No. 8,981/95 may benefit from a special capital gains tax exemption available for the sale of securities in the Brazilian stock exchange. On the other hand, sales of shares in the stock exchange that are not registered according to Joint Resolution No. 13 and Article 79 of Law No. 8,981/95 or made outside of Brazilian stock exchanges are generally subject to capital gains tax.

Such special treatment is not applicable to Non-Resident Holders resident or domiciled in tax haven jurisdictions, who are subject to general taxation rules applicable to Brazilian residents on the sale of their investments in the financial markets, notably stock exchanges. In these cases, the tax rate is generally 15%. Instead, if such Non-Resident Holders sell shares outside of the financial and capital markets, the income taxation rate will be of 25%. Any exercise of preemptive rights related to our preferred shares (and in connection with the ADS program) should not be subject to Brazilian taxation. Gains from the sale or assignment of preemptive rights will be subject to the Brazilian income tax according to the same rules applicable to disposition of shares or ADSs.

Tax on Financial Transactions IOF/Exchange (IOF/FX) and IOF/Securities

According to Decree No. 6,306/2007, as amended, Financial Transactions Tax may be levied upon certain foreign exchange transactions.

The acquisition of ADSs and preferred shares in accordance with Joint Resolution No. 13 is currently not subject to IOF/Exchange. However, we note that IOF/Exchange may change via Presidential Decree, with immediate effects.

Since December 24, 2013, pursuant to Decree No. 8,165, the rate of the IOF/Securities tax levied on the assignment of shares traded in the Brazilian stock exchange market to permit the issuance of depositary receipts to be negotiated overseas has been reduced to 0%

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of our preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs outside Brazil by a Non-Resident Holder, except for gift, inheritance and legacy taxes that are levied by some states of Brazil if bestowed in such states of Brazil or abroad when the receiver is resident or domiciled in these states of Brazil. The Brazilian Supreme Court had ruled the imposition of gift, inheritance and legacy taxes unconstitutional when the original owner (e.g., donator) is not resident in Brazil. However, Constitutional Amendment No. 132, of December 21, 2023, established that inheritance, gift or succession tax (Imposto de Transmissão Causa Mortis ou Doação) or (“ITCMD”) may be collected on donations carried out by non-Brazilian residents or offshore assets inherited by Brazilian residents. Such taxation shall be subject to supplementary law.

There are no Brazilian stamp, issue, registration, or similar taxes or duties payable to Non-Resident Holders of our preferred shares or ADSs

U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, retirement plans, regulated investment companies, real estate investment trusts, dealers in securities, brokers, tax-exempt entities, certain former citizens or residents of the U.S., U.S. Holders that hold our preferred shares or ADSs as part of a “straddle,” “hedging,” “conversion” or other integrated transaction, U.S. Holders that mark their securities to market for U.S. federal income tax purposes, certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares or U.S. Holders that receive our preferred shares or ADSs as compensation. In addition, this discussion does not address the effect of any U.S. state, local or non-U.S. tax considerations, any U.S. federal tax considerations other than income tax considerations (such as estate or gift tax) or any alternative minimum tax considerations.

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

Except where specifically described below, this discussion assumes that we are not and will not be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For further information see the discussion under “––Foreign Tax Credit Considerations––Passive Foreign Investment Company Considerations” below.

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

Distributions

A U.S. Holder that receives a distribution with respect to our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “––Brazilian Tax Considerations––Income Tax for Non-Resident Holders––Taxation of Interest on Net Equity,” generally will be required to include the amount of such distribution (without reduction for any Brazilian withholding tax with respect thereto) in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the date such U.S. Holder (or the depositary, in the case of ADSs) actually or constructively receives such distribution, and will not be eligible for the dividends received deduction allowed to corporations. A distribution on our preferred shares (whether held through ADSs or directly) in excess of current and accumulated earnings and profits generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s basis in such preferred shares or ADSs, as the case may be, and thereafter as gain from the sale or exchange of such preferred shares or ADSs (which will be treated in the same manner described below under “––Sale, Exchange or Other Disposition of Preferred Shares or ADSs”). We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

The U.S. dollar value of any distribution on our preferred shares (whether held through ADSs or directly) made in Brazilian reais generally should be calculated by reference to the exchange rate between the U.S. dollar and the real in effect on the date of receipt of such distribution by the U.S. Holder (or the depositary, in the case of ADSs), regardless of whether the reais so received are in fact converted into U.S. dollars. Such U.S. Holder generally will have a basis in such reais equal to the U.S. dollar value of such reais on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such reais by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the U.S.
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

Foreign Tax Credit Considerations

Distributions on our preferred shares (whether held through ADSs or directly), including payments of interest on net equity as described above under “––Brazilian Tax Considerations––Income Tax for Non-Resident Holders––Taxation of Interest on Net Equity,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, generally will be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the U.S. and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to certain complex limitations and requirements (including a minimum holding period requirement), a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gains resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited. A U.S. Holder generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such U.S. Holder does not elect to claim a foreign tax credit with respect to all otherwise creditable non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. U.S. Treasury regulations impose additional requirements that must be met for the foreign tax to be creditable, but IRS notices provide temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs, or Subsidiary PFICs, U.S. Holders generally will be deemed to own and also would be subject to the PFIC rules with respect to, their indirect ownership interest in any such Subsidiary PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from or dispose of all or part of our interest in, any such Subsidiary PFIC or (ii) such U.S. Holder disposes of all or part of our preferred shares or ADSs.

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

Disclosure Requirements for “Specified Foreign Financial Asset”

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

Disclosure Requirements for Certain U.S. Holders Recognizing Significant Losses

A U.S. Holder that claims significant losses in respect of our preferred shares or ADSs for U.S. federal income tax purposes (generally (i) US$10 million or more in a taxable year or US$20 million or more in any combination of taxable years for corporations or partnerships all of whose partners are corporations, (ii) US$2 million or more in a taxable year or US$4 million or more in any combination of taxable years for all other taxpayers, or (iii) US$50,000 or more in a taxable year for individuals or trusts with respect to a foreign currency transaction), may be required to file IRS Form 8886 for “reportable transactions.” U.S. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to our preferred shares or ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

For further information on FATCA, see “Item 4B, Business Overview–– U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS).”

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

Copies of our Form 20-F will be available for inspection upon request to the Investor Relations department at our office Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição 12º andar – São Paulo – SP – 04344-902 – Brazil.

Investors may receive a hard copy of this annual report, including our audited consolidated financial statements for the last fiscal year, free of charge, by requesting a copy from our Investor Relations department, by e-mail, at ri@itau-unibanco.com.br,indicating their contact information and their complete mailing address.

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

The credit risk management structure is based on principles described in our internal policy for credit risk management and control, which main purposes are:

•To follow the guidelines established by our board of directors, as well as providing information for our board of directors to monitor the strategies and policies related to credit risk, so that there is a clear understanding of the tolerance for risk and the level of profitability that we expect to achieve for incurring the various credit risks;

•Ensure that policies and strategies for credit risk management are clearly defined, establishing operating limits, risk mitigation mechanisms, and procedures designed to maintain credit risk exposure in line with our risk appetite;

•Establish processes and instruments to measure, monitor and control risk, which allow quantifying the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment;

•To promote the continuous monitoring of our portfolio and the policies and strategies adopted, reporting to the executive board of officers any indications of deterioration in the quality of operations and any exceptions to the established rules; and

•To ensure the compliance of operations and controls with the rules and legislation in force in each country we operate.

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

With respect to our individual clients, as well as for small and medium companies, credit score is assigned based on statistical models (in the early stages of our relationship with the client) and behavior score models (used for clients with whom we have an existing relationship). For large companies, credit score is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, the business group to which it belongs, and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case evaluation.

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

For further information about our credit risk and credit risk mitigating policies, see Note 32 - Risk and Capital Management to our consolidated financial statements.

Liquidity Risk

Overview

Liquidity risk is defined as the likelihood that a financial institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guaranteed commitments, without affecting its daily operations or incurring significant losses.

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

Procedures and Key Indicators

In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support:

    •     Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite;

    •     Contingency plans for potential crisis, which contain procedures ordered by levels of execution, considering each country's characteristics;

    •     Reports of risk indicators; and

    •     Tracking and monitoring our funding sources taking into account counterparty´s type, maturity and other aspects, considering the risk appetite.

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

Our market risk framework categorizes transactions as "Trading Book" or "Banking Book", in accordance with general criteria established by specific regulation.

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

• Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market;

• Stop Loss / Max Drawdown: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;

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

Consolidated VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2024	Average	Minimum	Maximum	December 31, 2023
	(In millions of R$)
Group of Risk Factor
Interest rate	1,179	988	2,120	2,009	1,251	1,059	1,585	1,408
Currencies	36	18	64	50	29	12	74	20
Equities	51	35	86	46	30	14	55	41
Commodities	17	8	41	19	12	2	33	7
Diversification effect (2)				(381)				(382)
Total	939	756	1,902	1,743	931	718	1,247	1,094
1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. 2) Reduction of risk due to the combination of all risk factors.

As of December 31, 2024, our average global VaR (Historical Simulation) was R$939 million, or 0.4% of our consolidated stockholders’ equity as of December 31, 2024, compared to our average global VaR (historical simulation) of R$931 million as of December 31, 2023 or 0.5% of our consolidated stockholders’ equity as of December 31, 2023.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$71.4 million as of December 31, 2024, compared to R$62.4 million as of December 31, 2023 and to R$47.8 million as of December 31, 2022.

Trading Book VaR (1)	Average	Minimum	Maximum	December 31, 2024	Average	Minimum	Maximum	December 31, 2023
	(In millions of R$)
Group of Risk Factor
Interest rate	70.0	22.8	276.4	118.4	71.4	35.5	156.0	35.5
Currencies	29.8	2.4	122.4	52.7	22.0	7.6	51.8	15.2
Equities	49.8	33.6	107.1	47.4	25.9	8.2	97.2	38.5
Commodities	18.0	3.0	57.3	15.4	11.8	2.6	38.1	8.9
Diversification effect (2)				(129.3)				(47.6)
Total	71.4	46.1	131.3	104.6	62.4	26.5	132.1	50.5
1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. 2) Reduction of risk due to the combination of all risk factors.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the BCBS. The ranges are divided into:

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

The actual and hypothetical P&L had no exceptions over the preceding 250 business days ended December 31, 2024.

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

In the year ended December 31, 2024, our ADSs were issued by JP Morgan, as depositary, under a Deposit Agreement, dated as of January 29, 2024, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

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

Reimbursement of Fees

The depositary collects its fees for delivery and surrender of ADSs directly from investors, depositing shares or surrendering ADSs in case of exercise of withdrawal rights or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services subject to fees until such fees have been paid.

JP Morgan, as depositary for the year ended December 31, 2024, has agreed to reimburse us for expenses related to establishment and maintenance of the ADS program, including, among others, our expenses incurred in connection with investor relations activities, such as continuing annual stock exchange listing fees and any other ADR program expenses. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls, as well as to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2024, such reimbursements amounted to US$43.6 million.

ADS Holders’ Payment of Dividends

Preferred shares underlying ADSs are kept in Brazil by the custodian, Itaú Unibanco, which is the owner recorded in the register service of our preferred shares. The depositary of our ADS program is JP Morgan Chase. The payments of dividends and distributions in cash for our preferred shares underlying the ADSs are made directly to the depositary bank abroad, which is responsible for passing them on to the stockholders as described in the depositary agreement. The amount received by the ADS holder may be reduced if we, the custodian or the depositary are required to retain an amount related to taxes and other government charges.

Please see “Item 8A. Consolidated Statements and Other Financial Information—Shareholders' Payment” for details on our dividend policy.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our CEO, and our CFO, we carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2024

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and frauds.

Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal controls over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm.

15C. Attestation Report of the Independent Registered Public Accounting Firm

The report of PricewaterhouseCoopers Auditores Independentes Ltda., our independent registered public accounting firm, dated April 28, 2025, on the effectiveness of our internal control over financial reporting as of December 31, 2024, is presented with our consolidated financial statements.

For further information on our independent auditor’s report, see our audited consolidated financial statements.

15D. Changes in Internal Control Over Financial Reporting

In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2024, have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  RESERVED

16A. Audit Committee Financial Expert

Our board of directors has designated Mr. Ricardo Baldin as our audit committee financial expert that meets the requirements set forth by the SEC, the NYSE and the Central Bank. Our audit committee financial expert along with the other members of our audit committee is independent pursuant to CMN Resolution No 4,910, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS Accounting Standards Financial Statements. In addition, our audit committee may retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate. For more information on our Audit Committee, see “Item 6C. Board Practices - Board of Directors Committees - Audit Committee.”

16B. Code of Ethics and Conduct

We consider ethics to be an essential value for our reputation and longevity of our company. Together with our employees, we are subject to our Code of Ethics and Conduct. We report each year under this annual report on Form 20-F any waivers of the Code of Ethics and Conduct, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. In 2024 we did not grant any such waivers. The Code of Ethics and Conduct governs all relations between our companies and our stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society).

A copy of our Code of Ethics and Conduct is available on our Investors Relations website, which is not incorporated by reference to this annual report. An update of our Code of Ethics and Conduct was launched in November 2022 and a new update is scheduled for 2025.

16C. Principal Accountant Fees and Services

Pre-Approval of Policies and Procedures

The Audit Committee’s responsibilities include establishing policies and procedures for services that can be provided by our external auditors. Annually, the Audit Committee issues (i) a list of services that cannot be provided by our external auditors, due to potential conflicts affecting their independence, (ii) a list of pre-approved services that external auditors may provide, and (iii) a list of services that require prior approval from the Audit Committee.

Fees and Services of the Principal Auditor

The following table sets forth the total amount charged by PwC by category for services provided in the years ended December 31, 2024 and 2023:

Fees	2024	% Approved by the Audit Committee	2023	% Approved by the Audit Committee
	(In thousands of R$)
Audit Fees	70,203	100.0	79,961	100.0
Audit-Related Fees	3,144	100.0	3,942	100.0
Tax Fees	866	100.0	967	100.0
All Other Fees	18	100.0	27	100.0
Total	74,231		84,897

Audit fees:	Audit-related fees:
For the audit of our consolidated financial statements, the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuing comfort letters in securities offerings, issuance of reports required by regulatory bodies and audit of internal control over financial reporting in connection with the Sarbanes-Oxley Act requirements.	Services that generally only the independent accountant reasonably can provide, related to ICFR, our sustainability report, MD&A (Management Discussion & Analysis), Integrated Annual Report and certain agreements signed with regulatory authorities, compliance with financial covenants and appraisal reports at book value.

Tax fees:	Other fees:
For review of the calculations and tax settlement and compliance with tax regulations.	For acquisition of technical materials.

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

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee". All the members of our Audit Committee are independent in accordance with the criteria established by the Central Bank. For more information, see “Item 6A. Director and Senior Management - Audit Committee.”

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our Policy for Trading our securities. For further information, see our Investor Relations website ("Menu - Itaú Unibanco - Corporate Governance - Regulations and Policies - Others - Operating Rules for the Trading of Own Shares as Treasury Stock") which is not incorporated by reference to this annual report. We disclose to the market the transactions carried out with our own shares by our Treasury department on a monthly basis, as well as the other disclosure requirements imposed by the Brazilian securities regulation and the SEC.

Our previous buyback program was approved by our board of directors on February 5, 2024, and would end on August 4, 2025.

On February 5, 2025, our board of directors approved: (i) the early termination, effective immediately, of the stock buyback program, approved on February 5, 2024, which was originally set to expire on August 4, 2025; and (ii) the launch of a new stock buyback program, effective immediately, authorizing the buyback of up to 200,000,000 preferred shares issued by us, without capital reduction, to be held in treasury, cancelled or replaced in the market in accordance with the Brazilian Corporate Law and CVM Resolution 77/2022. These buybacks, if any, should occur from February 6, 2025 until to February 5, 2026, at market value and will be intermediated by Itaú Corretora de Valores.

The share buyback program has the following objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares of the Company and those of its subsidiaries to the employees and management of the Company within the scope of our compensation models and long-term incentive plans, as well as in connection with our projects relating to incentive to innovation and business efficiency; and (iii) to use the repurchased shares in the event of business opportunities in the future. All buybacks shall be carried out on stock exchanges.

Period	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
02/05 to 02/28/2024	-	-	-	75,000,000
03/01 to 03/31/2024	-	-	-	75,000,000
04/01 to 04/30/2024	10,000,000	31,90	-	65,000,000
05/01 to 05/31/2024	-	-	-	65,000,000
06/01 to 06/30/2024	-	-	-	65,000,000
07/01 to 07/31/2024	-	-	-	65,000,000
08/01 to 08/31/2024	-	-	-	65,000,000
09/01 to 09/30/2024	-	-	-	65,000,000
10/01 to 10/31/2024	-	-	-	65,000,000
11/01 to 11/30/2024	-	-	-	65,000,000
12/01 to 12/31/2024	17,000,000	32,57	-	48,000,000
01/01 to 01/31/2025	-	-	-	48,000,000
02/01 to 02/04/2025 (1)	-	-	-	48,000,000
02/05 to 02/17/2025 (2)	-	-	-	200,000,000
02/18 to 02/28/2025	2,500,000	33,08	-	197,500,000
03/01 to 03/31/2025	-	-	-	197,500,000
04/01 to 04/30/2025	-	-	-	197,500,000
1) The Board of Directors, meeting on February 5, 2025, has resolved to terminate early, as of this date, the stock buyback program approved at the Boardmeeting held on February 5, 2024, which would terminate on August 4, 2025.
2) The Board of Directors, meeting on February 5, 2025, has resolved to approve the new stock buyback program, to be effective as of this date through February 5, 2026, authorizing the purchase of up to 200,000,000 preferred shares issued by the Company, with no reduction of capital.

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

The following is a description of the main differences between our corporate governance practices and those required for US publicly traded companies.

NYSE REQUIREMENTS	OUR PRACTICES
Independent members of the Board of Directors
Companies listed on the NYSE must have a majority of independent members on their board of directors (as defined in applicable rules). However, controlled companies (companies with more than 50% of capital held by an individual, group or another company), listed on the NYSE, do not need to comply with this requirement and are exempt from the rule.	Even though we fall under the exception of the NYSE's rule, our board of directors has seven directors considered independent pursuant to the criteria established in our Corporate Governance Policy, considering the CVM rule. The criteria we use to determine independence are also different from those adopted by the NYSE.
Board Meetings
Non-executive members of the board of directors should conduct separate regularly scheduled meetings without the presence of directors who are also officers of the company.	All members of our board of directors are currently non-executive.
Nomination and Corporate Governance Committee
Companies listed on the NYSE should have a nomination and corporate governance committee entirely comprised of independent directors and governed by written charters addressing the purpose and responsibilities of such committee. However, controlled companies listed on the NYSE are not required to comply with such requirement.	We have a Nomination and Corporate Governance Committee responsible for encouraging and overseeing the discussion of governance-related matters. All members of our Nomination and Corporate Governance Committee are non-executive, and two of them, out of five, are considered independent members pursuant to the criteria established in our Corporate Governance Policy.
Compensation Committee
Companies listed on the NYSE must have a compensation committee composed of independent directors and governed by written charters addressing the purpose and responsibilities of such committee. However, controlled listed companies listed on the NYSE are not required to comply with such requirements.	CVM rules do not require publicly listed companies in Brazil to have a compensation committee. Nonetheless, Brazilian banking regulations require that financial institutions have a compensation committee. In compliance with the Brazilian banking regulations, we have established a Compensation Committee that reports to our board of directors. The members of the Compensation Committee are not required to be independent. However, currently two of the four members of our Compensation Committee are considered independent members pursuant to the criteria established in our Corporate Governance Policy.
Audit Committee
Companies listed on the NYSE are required to have an audit committee that: (i) is composed of at least three independent members who are financially literate; (ii) complies with SEC rules on audit committees of companies registered with the NYSE; (iii) has at least one member who has accounting and financial management expertise; and (iv) is governed by a charter that expressly sets out the purpose and responsibilities of the committee and establishes annual performance evaluations.	CMN regulates independent audit services rendered to financial institutions and requires the establishment of an audit committee composed of at least three independent members, in accordance with the independence criteria set forth in these rules. Our Audit Committee, established on April 28, 2004, meets the applicable Brazilian legal requirements, is elected annually by our board of directors and is composed by professionals with proven technical qualifications compatible with the committee's responsibilities. Under the SEC rules, we are not required to have an audit committee established or operating in accordance with NYSE rules if we comply with the requirements under the exemption set forth by Rule 10A-3(c) under the Exchange Act. We believe that our Audit Committee meets the requirements of Rule 10A-3(c)(3) under the Exchange Act and is able to act independently when performing its duties. To the extent permitted by Brazilian legislation, our Audit Committee performs all functions required to be performed by an audit committee by Rule 10A-3 under the Exchange Act.
Stockholders' Approval of Management Compensation and Stock Options Plans
Stockholders have the opportunity to vote on all stock-based compensation plans and significant amendments thereto, as well as on significant increases in the number of shares available to the plan, with a few exceptions.	Brazilian legislation sets forth a similar requirement, as it establishes the need for approval of the aggregate annual compensation of management (including shares) at a general stockholders' meeting.
Corporate Governance Code
Companies listed on NYSE are required to adopt and disclose their corporate governance guidance.	We have a Corporate Governance Policy that consolidates the corporate governance principles and practices we adopt. We believe these principles and practices, consistent with Brazilian legislation, are compatible with the guidelines established by the NYSE. We have adopted stricter rules than those required by Brazilian legislation, as we have voluntarily adhered to B3's Level 1 of corporate governance and have granted tag-along rights to all stockholders, regardless of their voting rights.
Code of Ethics and Conduct
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for their directors, officers and employees. NYSE also requires that listed companies promptly disclose any waiver of the provisions of the code of ethics for directors or executive officers.	Brazilian legislation has no similar requirement. However, we have a Code of Ethics and Conduct that, among other matters, governs the conduct of all members of our board of directors, board of officers and our employees, detailing the principles and practices we expect from our board of directors' members, board of officers' members and employees.
Internal Audit
NYSE rules require that listed companies have an internal audit function to provide its management and Audit Committee with ongoing assessments of the company's risk management processes and internal control systems.	Brazilian banking legislation establishes a similar requirement, since it requires that financial institutions have an internal audit function compatible with the nature, size, complexity, structure, risk profile and business model of the financial institution, that it is undertaken by a specific unit directly reporting to the board of directors or by an independent auditor (provided that such auditor is not responsible for auditing the financial statements of the institution or any other activity that may imply a conflict of interest). Our internal audit function is responsible for assessing the sufficiency and effectiveness of our operating and management controls, as well as the adequacy of our risk identification and management process. In addition, our internal audit function is independent from management in carrying out its activities and has access to all places, executives and information necessary to carry out its duties. The internal audit function administratively reports to the chairman of the board of directors, and its activities are supervised by the Audit Committee.

16H. Mine Safety Disclosure

Not applicable.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider trading policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards applicable to us. Our board of directors adopted the Policy for Trading Itaú Unibanco Holding S.A. Securities and the Policy for the Disclosure of Material Acts or Facts on December 13, 2024, and August 31, 2023, respectively. For further information on our insider trading policies and procedures, see Exhibit 11(b) to this annual report.

16K. Cybersecurity

Risk Management and Strategy

We consider cybersecurity and information security at the highest strategic level. Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability, protect integrity of data and prevent data leakage. We have adopted various processes for the assessment, identification and management of risks arising from cybersecurity threats, which are documented in our Corporate Information Security and Cyber Security Policy, available at our Investor Relations website, which is not incorporated by reference into this annual report. For more information on cybersecurity risks, see “Item 3D. Risk Factors - Business Operations - Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.”

We have a cybersecurity department that is responsible for monitoring our technological environment and for assessing any threats and alerts relating to cybersecurity 24/7. Once the cybersecurity department identifies a cybersecurity incident, it classifies the incident as material or not based upon internal guidelines, as described in the Information Security and Cybersecurity Incident Response Plan (Plano de Tratamento de Incidentes de Segurança da Informação e Cyber Security), prepared by our cybersecurity department and approved by our board of directors, which consider, among other matters, the impact of the cybersecurity incidents on our financial system and whether there is evidence that any customer or general public information has been exfiltrated. Upon the determination that a material cybersecurity incident has occurred and that such an incident may materially damage the individuals whose personal information has been exfiltrated, the cybersecurity department is required to report the incident to the audit committee as well as to notify the relevant Brazilian authorities and those individuals implicated. In the event of a cybersecurity incident affecting personal information of our employees, the cybersecurity department reports to the inspectorate for joint action. The cybersecurity department is led by our CSO. Adriano Cabral Volpini, our CSO since 2012. For further information on Mr. Volpini’s credentials, see “Item 6A. Directors and Senior Management - Board of Officers and Members of our Audit Committee".”

Our cybersecurity processes have been comprehensively integrated into our risk management system and strategy. Our cybersecurity department prepares an annual cybersecurity report outlining cybersecurity incidents if any, actions taken to respond to those incidents and measures adopted to prevent cybersecurity incidents from occurring. This annual cybersecurity report is presented to the risk committee, the audit committee and the board of directors to ensure compliance with regulatory requirements in Brazil. We also conduct, on a continuous basis, stress tests to our cybersecurity infrastructure and environment to identify potential weaknesses and improve our controls and procedures. In addition, we roll out awareness campaigns and/or trainings periodically for our employees and, every 2 years, we conduct mandatory training on cybersecurity matters for our employees, the cybersecurity department, executive management and the board of directors. For further information on the expertise of our board members in cyber-related matters, see “Item 6A. Directors and Senior Management - Board of Officers and Members of our Audit Committee.”

As part of our risk management strategy, we contract cybersecurity companies and auditing firms with industry recognized expertise on cybersecurity matters to assess our cybersecurity controls and procedures annually. Those consultants and auditing firms conduct independent penetration tests and suggest improvements to our overall procedures, if any. In 2011 and 2021 we obtained the ISO 27001 and ISO 27701 certificates, respectively. ISO 27001 is an international standard to manage information security while ISO 27701 is the international standard for privacy information management. This additional layer of surveillance by independent consultants and auditing firms, together with the ISO 27001 and ISO 27701 certificates, represent our commitment to adequate and reliable procedures and information infrastructure.

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

From an operational perspective, we use tools such as network behavioral analysis, intrusion prevention systems or IPS, firewalls, antiviruses, antispam systems, among others to protect us against external and internal attacks. Those systems are used to protect our information and information of our customers regardless of where it is located (i.e., within our own infrastructure, a cloud provider or service provider’s infrastructure) throughout the lifecycle of the information. In line with the growing use AI technology, we have implemented a safety journey in the use of AI for business enablement that covers all the necessary requirements to ensure safety in the use of this technology.

Risks from cybersecurity threats, including any previous cybersecurity events, have not materially affected us or our business strategy, results of operations or financial condition as of the date of this annual report.

Governance

Our board of directors, which includes members with technology and cybersecurity experience, oversees the management of cybersecurity risks as well as participates in the establishment of our cybersecurity strategy. Our Risk Committee (Comitê de Risco) receives reports on cybersecurity incidents occurring in the applicable period and information relating to the management of cybersecurity threats. Based on this report, we define measures and improvements to enhance our management of cybersecurity issues. Additionally, our board of directors' reviews annually our Corporate Information Security and Cyber Security Policy and our response plan to cybersecurity incidents, as well as periodically approves our cybersecurity strategy.

In addition to our board of directors, our management plays an important role in managing cybersecurity threats. We have a department solely dedicated to identifying, assessing and managing cybersecurity threats, incidents and issues, which is led by our CSO. The CSO must have a long and solid expertise in cybersecurity matters and reports material cybersecurity risks to CRO. The CRO monitors those material cybersecurity risks and reports them to the executive committee. For more information on the biographical information relating to each of our CSO and CRO, see “Item 6A. Directors and Senior Management - Board of Officers and Members of our Audit Committee".

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements, together with the Report of Independent Registered Public Accounting Firm, are embedded as part of this annual report.

ITEM 19. EXHIBITS

No.	Description
1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation)
2(a)	Second Amended and Restated Deposit Agreement Among Itaú Unibanco Holding S.A., JPMorgan Chase Bank, N.A., as Depositary, and Holders and Beneficial Owners of American Depositary Receipts
2(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.
2 (d)	Description of Securities Registered Under Section 12 of the Exchange Act.
4 (a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa—Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation). Incorporated by reference to our Annual Report on Form 20-F/A filed on May 17, 2010 (Commission File No. 001-15276).
4(c)	Stock Grant Plan (unofficial English translation)
8.1	List of subsidiaries (incorpored by reference to "Note 2 - Material accounting policies, item c) Accounting policies, critical estimates and material judgments - I Consolidation" to our Consolidated financial statements included in this Annual Report on Form 20-F).
11(a)	Code of Ethics (unofficial English translation)
11(b)	Insider Trading Policy
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX 97	Administrator Compensation Policy and Clawback (unofficial English translation)

Glossary

A

• ABECS – Associação Brasileira de Empresas de Cartões de Crédito e Serviços (Brazilian Association of Credit Cards and Services Companies)

• ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Publicly Traded Companies)

• ADR - American Depositary Receipts

•  ADS – American Depositary Shares

• ALCCO – Asset Liability Capital Committee

• ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association)

• ANPD – Autoridade Nacional de Proteção de Dados (National Authority of Data Protection)

• ANS – Agência Nacional de Saúde Suplementar (National Regulatory Agency for Private Health Insurance and Plans)

• APIMEC – Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais (Association of Capital Markets Analysts and Investment Professionals)

• ASF – Available Stable Funds

• ATM – Automated Teller Machine

B

• B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Exchange and OTC)

• Banco Itaú Argentina – Banco Itaú Argentina S.A

• Banco Itaú Chile – Banco Itaú Chile S.A.

• Banco Itaú Paraguay – Banco Itaú Paraguay S.A

• Banco Itaú Uruguay – Banco Itaú Uruguay S.A

• BCBS – Basel Committee for Banking Supervision

• BCI – Business Continuity Institute

• BCP – Business Continuity Program

• BIA – Business Impact Analysis

• BIS – Bank for International Settlements

• BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank)

• Brazilian Anti-Corruption Law - Law No. 12,846 of August 1, 2013, as amended (Lei Anticorrupção Brasileira)

• Brazilian Anti-Money Laundering Law – Law No. 9,613/1998, as amended (Lei de Prevenção à Lavagem de Dinheiro)

• Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)

• Brazilian Labor Law – Law No. 5,452, as amended (Consolidação das Leis de Trabalho - CLT)

• Brazilian Payment System – encompasses the institutions, the systems and the procedures related to the transfer of funds and other financial assets, among the diverse economic agents of the Brazilian market, or that involve the processing, clearing and settlement of payments in any of its forms.

• BRGAAP - The accounting principles and standards adopted in Brazil applicable to institutions authorized to operate by the Central Bank.

C

• CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)

• CBDCs – Central Bank Digital Currencies

• CBS – Contribuição sobre Bens e Serviços (Contribution on Goods and Services)

• CCB – Cédulas de Crédito Bancário (Bank Credit Certificates)

• CCR – Counterparty Credit Risk

• CDC – Código de Defesa do Consumidor (Consumer Protection Code)

• CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)

• Central Bank – Banco Central do Brasil (Brazilian Central Bank)

• CFC – Conselho Federal de Contabilidade (Federal Accounting Council)

• CGRC – Risk and Capital Management Committee

• Cia. E. Johnston – Companhia E. Johnston de Participações

• CLP - Chilean peso

• CMN – Conselho Monetário Nacional (National Monetary Council)

• CNPJ – Cadastro Nacional da Pessoa Jurídica (National Registry of Legal Entities)

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

• Code – U.S. Internal Revenue Code of 1986

• COPOM – Comitê de Política Monetária (Central Bank Monetary Policy Committee)

• COSO – Committee of Sponsoring Organizations of the Treadway Commission

• COFINS – Contribuição Para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security)

• CONSIF – Confederação Nacional do Sistema Financeiro (National Association of the Financial System)

• CPC – Comitê de Pronunciamentos Contábeis

• CRAs – Agribusiness Receivables Certificates

• CRIs – Real Estate Receivables Certificates

• CRO – Chief Risk Officer

• CRS – Common Reporting Standard

• CRUI-R – International Units Risk Committee

• CSB – Client Service Branches

• CSC – Superior Credit Committee

• CSCCA – Superior Wholesale Credit and Collection Committee

• CSCCV – Superior Retail Credit and Collection Committee

• CSESG – Superior ESG Commission

• CSIS – Superior Commission for Corporate Investment

• CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Net Profits)

• CSO – Chief Security Officer

• CSP – Superior Products Committee

• CSPLD – Superior Anti-Money Laundering Committee

• CSRML – Superior Market Risk and Liquidity Committee

• CSRO – Superior Operational Risk Management Committee

• CTAM – Model Assessment Technical Committee

• CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

D

• DJSI – Dow Jones Sustainability Index

• DRII – Disaster Recovery Institute International

• D-SIB – Domestic Systematically Important Bank

E

• EAPCs – Open Entities Pension Funds

• ECB – European Central Bank

• ESG – Environmental, Social and Governance

F

• FASB – Financial Accounting Standards Board

• FATF – Financial Action Task Force

• FATCA – U.S. Foreign Account Tax Compliance Act

• FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)

• FENAPREVI - Federação Nacional de Previdência Privada e Vida (National Federation of Private Pension and Life)

• Fed – U.S. Federal Reserve System

• FFI – Foreign Financial Institutions

• FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)

• FRTB – Fundamental Review of the Trading Book

G

• GDP – Gross Domestic Product

• GHG – Greenhouse gas

• GloBE – OECD’s Global Rules Against Base Erosion

• GRSAC Report – Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidade Sociais, Ambientais e Climáticas)

• G-SIB – Global Systemically Important Bank

I

• IAS – International Accounting Standards

• IASB – International Accounting Standards Board

• IBGE - Instituto Brasileiro de Geografia e Estatística

• IBOR – Interbank Offered Rate

• IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)

• IBS – Imposto sobre Bens e Serviços (Tax on Goods and Services)

• ICAAP – Internal Capital Adequacy Assessment Process

• ICMS – Imposto sobre Circulação de Mercadorias e Serviços (Tax on Distribution of Goods and Services)

• IFRS – International Financial Reporting Standards

• IGA – Intergovernmental Agreements

• IGA-BR – Intergovernmental Agreements Brazil

• IGP-M – Índice Geral de Preços do Mercado (General Market Price Index)

• IMF - International Monetary Fund

• IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)

• IOSCO – International Organization of Securities Commissions

• IPCA – Índice de Preços ao Consumidor Amplo (Broad Consumer Price Index)

• IPI – Imposto sobre Produtos Industrializados (Tax on Industrialized Products)

• IPO – Initial Public Offering

• IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)

• IRS – U.S. Internal Revenue Service

• ISDA – International Swaps and Derivatives Association

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

• Itaucard – Banco Itaucard S.A.

• Itaú Europe – Itaú BBA Europe S.A.

• Itaú Holding Financeira – Itaú Holding Financeira S.A.

• Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates

• Itaúsa – Itaú Investimentos S.A.

• ITCMD – Imposto de Transmissão Causa Mortis ou Doação (Inheritance, Gift or Succession Tax)

• IUPAR – Itaú Unibanco Participações S.A.

J

• JP MORGAN CHASE BANK, N.A.:  JP Morgan

K

• KYC – Know Your Customer

• KYP – Know Your Partner

• KYS – Know Your Supplier

• KYE – Know Your Employee

L

• LCAs – Agribusiness Credit Letters

• LCIs – Real Estate Credit Letters

• LCR – Liquidity Coverage Ratio

• LFL – Linhas Financeiras de Liquidez (Financial Liquidity Lines)

• LGPD –Lei Geral de Proteção de Dados Pessoais (General Law on the Protection of Personal Data)

• LIGs – Brazilian Covered Bonds

• LR – Leverage Ratio

N

• NATO – North Atlantic Treaty Organization

• NSFR – Net Stable Funding Ratio

• NYSE – New York Stock Exchange

• NZBA – Net Zero Banking Alliance

O

• OECD – Organization for Economic Cooperation and Development

• Orbia – Rede Agro Fidelidade e Intermediação S.A.

P

• PCAOB – Public Company Accounting Oversight Board

• PCAF – Partnership for Carbon Accounting Financials

• PEP – Politically Exposed Person

• PFIC – Passive Foreign Investment Company

• P&L – Possible Gains and Losses

• PIS – Programa de Integração Social (Social Integration Program)

• Pix – Instant Payment Arrangement

• PRSO – Recovery and Organized Exit Plan

• PwC – PricewaterhouseCoopers Auditores Independentes Ltda.

Q

• QDMTT – Qualified Domestic Minimum Top-Up Tax

R

• RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)

• RDE – Registro Declaratório Eletrônico (Electronic Declaratory Registration System)

• RSF – Required Stable Funds

• RWA – Risk Weighted Asset

• RWAOPAD – Required Capital for Risk-Weighted Assets

• RWADRC - Portion relating to the calculation of capital required for exposures to the credit risk of financial instruments classified in the trading portfolio

S

• SAC – Social, Environmental and Climate

• SCE-IED – Foreign Capital Reporting System of Foreign Direct Investment

• SEC – U.S. Securities and Exchange Commission

• SELIC – Sistema Especial de Liquidação e Custódia (Special Clearing and Escrow System)

• SFN – Sistema Financeiro Nacional (National Financial System)

• SOX – The Sarbanes-Oxley Act of 2002

• SPB – Sistema de Pagamentos Brasileiro (Brazilian Payment System)

• STF – Supremo Tribunal Federal (Brazilian Federal Supreme Court)

• SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)

T

• Tax Reform – Reforma Tributária (converted into Constitutional Amendment No. 132)

• TCFD – Task Force on Climate Related Financial Disclosures

• TECHFIN – TOTVS TECHFIN S.A.

• TIC – Tarifa de Intercâmbio (Exchange Fee)

• TR – Taxa Referencial (Brazilian Reference Interest Rate)

U

• UBOs – Ultimate Beneficial Owners

• Unibanco – União de Bancos Brasileiros S.A.

• UNSC – United Nations Security Council

• U.S. – United States of America

V

• VaR – Value at Risk

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Milton Maluhy Filho Name: Milton Maluhy Filho Title: Chief Executive Officer
By:	/s/ Gabriel Amado de Moura Name: Gabriel Amado de Moura Title: Chief Financial Officer

Dated: April 28, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Itaú Unibanco Holding S.A.

and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows, for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Measurement of the provision for expected credit loss of loan and lease operations

As described in Notes 2(c) IV.III and 10 to the consolidated financial statements, the provision for expected credit loss of loan and lease operations was R$ 49,024 million on a total loan and lease operations portfolio of R$ 1,025,493 million as of December 31, 2024. The measurement of the provision for expected credit loss of loan and lease operations requires the application of significant assumptions and use of quantitative models. Management exercises judgment in respect to the amounts resulting from models, and the applicable adjustments. The main judgments exercised by management to calculate the provision for expected credit loss are: (i) selection of quantitative models to assess the expected credit loss, (ii) determination of triggers to significantly increase or decrease credit risk, (iii) identification and grouping of portfolios with similar credit risk characteristics, (iv) establishment of the maximum contractual period for assets with no determined maturity, (v) determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

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

Valuation of financial assets not actively traded in the market

As described in Notes 2(c) IV.III, and 28 to the consolidated financial statements, the Company had total financial assets measured at fair value of R$ 667,740 million, of which R$ 21,470 million is represented by Level 2 shares and real estate receivables certificates, and Level 3 debentures not actively traded in the market as of December 31, 2024. The valuation of financial assets not actively traded in the market is calculated using valuation techniques based on assumptions that consider market information and conditions. The main assumptions and judgments considered to estimate the fair value are: (i) historical data base, (ii) information on similar transactions, (iii) discount rate and estimate of future cash flows, and (iv) models used with the selection of specific inputs and, in certain cases, evaluation adjustments applied to the model amount or price quoted for financial instruments that are not actively traded.

The principal considerations for our determination that performing procedures relating to these financial assets not actively traded in the market is a critical audit matter are the significant judgments applied by management in choosing the pricing techniques and the assumptions used to determine the fair value of these financial assets. This, in turn, led to a high degree of auditor judgment, effort and subjectivity in performing procedures, including the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: i) evaluating the appropriateness of the valuation techniques used for these financial assets at fair value not actively traded in the market and the significant assumptions used by management, by comparing them with independent valuation techniques and assumptions commonly used in the market; ii) testing the effectiveness of controls in relation to valuation techniques, including the relevant inputs and data used in performing these controls; iii) with the assistance of professionals with specialized skills and knowledge, calculating, on a sample basis, an independent estimate of fair value for financial instruments and comparing management's estimates with the independently developed estimates of fair value for these instruments; iv) evaluating disclosures in the financial statements in relation to the valuation of financial assets.

Provision for litigations

As described in Notes 2(c) XII and 29 to the consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements for the outcome of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. The Company's consolidated provision for pending litigations related to civil, labor, tax and social security provisions was R$ 18,143 million as of December 31, 2024. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or a range of possible losses for any of the pending claims. The Company also discloses a contingency in circumstances where management concludes no loss is probable, but it is reasonably possible that a loss may be incurred.

The principal consideration for our determination that performing procedures relating to the provision for litigations is a critical audit matter is that there was significant judgment made by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or a range of possible losses for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the design and the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, disclosing the provision for litigations, and assessing the completeness and the accuracy of the data used. Our procedures also included testing the models used to quantify judicial proceedings of civil and labor natures considered on a collective basis and performing, external confirmation procedures with lawyers responsible for the proceedings.

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

São Paulo, Brazil

April 28, 2025

We have served as the Company’s auditor since 2001.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Assets	Note	12/31/2024	12/31/2023
Cash		36,127	32,001
Financial assets		2,673,301	2,384,618
At Amortized Cost		1,912,804	1,686,225
Central Bank of Brazil deposits		160,698	145,404
Interbank deposits	4	66,931	51,007
Securities purchased under agreements to resell	4	243,220	238,321
Securities	9	327,507	260,743
Loan and lease operations	10	1,025,493	910,590
Other financial assets	18a	136,713	127,699
(-) Provision for expected loss	4, 9, 10	(47,758)	(47,539)
At Fair Value through Other Comprehensive Income		106,303	130,039
Securities	8	106,303	130,039
At Fair Value through Profit or Loss		654,194	568,354
Securities	5	560,143	511,752
Derivatives	6, 7	92,439	55,251
Other financial assets	18a	1,612	1,351
Insurance contracts	27	66	141
Tax assets		72,653	64,521
Income tax and social contribution - current	2c XIII	2,576	993
Income tax and social contribution - deferred	2c XIII, 24b I	58,859	53,691
Other		11,218	9,837
Other assets	18a	29,064	20,027
Investments in associates and joint ventures	11	10,074	9,293
Fixed assets, net	13	9,193	9,135
Goodwill and Intangible assets, net	14	23,997	23,364
Total assets		2,854,475	2,543,100
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Liabilities and stockholders' equity	Note	12/31/2024	12/31/2023
Financial Liabilities		2,239,979	2,001,691
At Amortized Cost		2,148,776	1,944,162
Deposits	15	1,054,741	951,352
Securities sold under repurchase agreements	17a	388,787	362,786
Interbank market funds	17b	372,294	328,645
Institutional market funds	17c	140,547	119,591
Other financial liabilities	18b	192,407	181,788
At Fair Value through Profit or Loss		86,275	53,331
Derivatives	6, 7	85,413	52,475
Structured notes	16	318	296
Other financial liabilities	18b	544	560
Provision for Expected Loss	10	4,928	4,198
Loan commitments		3,940	3,311
Financial guarantees		988	887
Insurance contracts and private pension	27	306,899	271,546
Provisions	29	19,209	19,744
Tax liabilities	24c	11,345	9,202
Income tax and social contribution - current	2c XIII	4,364	3,970
Income tax and social contribution - deferred	2c XIII, 24b II	603	560
Other		6,378	4,672
Other liabilities	18b	55,759	41,867
Total liabilities		2,633,191	2,344,050
Total stockholders’ equity attributed to the owners of the parent company		211,090	190,177
Capital	19a	90,729	90,729
Treasury shares	19a	(909)	(11)
Capital reserves	19c	2,732	2,620
Profit reserves	19c	121,428	104,465
Other comprehensive income		(2,890)	(7,626)
Non-controlling interests	19d	10,194	8,873
Total stockholders’ equity		221,284	199,050
Total liabilities and stockholders' equity		2,854,475	2,543,100
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)
	Note	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Operating Revenues		168,050	154,971	142,279
Interest and similar income	21a	242,258	222,385	189,165
Interest and similar expenses	21b	(167,278)	(158,250)	(116,747)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	32,011	29,145	13,325
Foreign exchange results and exchange variations in foreign transactions		(3,143)	4,432	1,280
Commissions and Banking Fees	22	47,071	45,731	44,566
Income from Insurance Contracts and Private Pension		6,982	6,613	5,407
Income from Insurance Contracts and Private Pension, net of Reinsurance	27	6,536	6,132	5,328
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(23,679)	(28,585)	(21,873)
Income from Financial Assets related to Insurance Contracts and Private Pension		24,125	29,066	21,952
Other income		10,149	4,915	5,283
Expected Loss from Financial Assets		(32,311)	(30,445)	(27,737)
Expected Loss with Loan and Lease Operations	10c	(29,468)	(31,563)	(28,150)
Expected Loss with Other Financial Asset, net		(2,843)	1,118	413
Operating Revenues Net of Expected Losses from Financial Assets		135,739	124,526	114,542
Other operating income / (expenses)		(88,183)	(84,826)	(77,848)
General and administrative expenses	23	(79,416)	(75,759)	(68,930)
Tax expenses		(9,814)	(9,987)	(9,590)
Share of profit or (loss) in associates and joint ventures	11	1,047	920	672
Income / (loss) before income tax and social contribution		47,556	39,700	36,694
Current income tax and social contribution	24a	(9,433)	(8,685)	(6,595)
Deferred income tax and social contribution	24a	4,005	2,862	143
Net income / (loss)		42,128	33,877	30,242
Net income attributable to owners of the parent company	25	41,085	33,105	29,207
Net income / (loss) attributable to non-controlling interests	19d	1,043	772	1,035

Earnings per share - basic	25
Common		3.82	3.07	2.71
Preferred		3.82	3.07	2.71
Earnings per share - diluted	25
Common		3.79	3.05	2.70
Preferred		3.79	3.05	2.70
Weighted average number of outstanding shares - basic	25
Common		5,454,119,395	5,454,119,395	5,454,119,395
Preferred		5,313,264,028	5,323,043,889	5,322,863,899
Weighted average number of outstanding shares - diluted	25
Common		5,454,119,395	5,454,119,395	5,454,119,395
Preferred		5,393,166,984	5,390,443,388	5,382,629,327
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)
	Note	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income / (loss)		42,128	33,877	30,242
Financial assets at fair value through other comprehensive income	8	(2,015)	4,681	(3,442)
Change in fair value		(7,030)	5,443	(5,659)
Tax effect		2,867	(1,105)	1,373
(Gains) / losses transferred to income statement		3,905	624	1,534
Tax effect		(1,757)	(281)	(690)
Hedge		(2,156)	684	(34)
Cash flow hedge	7	(488)	236	65
Change in fair value		(941)	457	162
Tax effect		453	(221)	(97)
Hedge of net investment in foreign operation	7	(1,668)	448	(99)
Change in fair value		(3,207)	848	(148)
Tax effect		1,539	(400)	49
Insurance contracts and private pension		470	(710)	796
Change in discount rate		976	(1,192)	1,349
Tax effect		(506)	482	(553)
Remeasurements of liabilities for post-employment benefits (1)		(115)	(324)	(34)
Remeasurements	26	(205)	(584)	(65)
Tax effect		90	260	31
Foreign exchange variation in foreign investments		8,552	(327)	(3,026)
Total other comprehensive income		4,736	4,004	(5,740)
Total comprehensive income		46,864	37,881	24,502
Comprehensive income attributable to the owners of the parent company		45,821	37,109	23,467
Comprehensive income attributable to non-controlling interests		1,043	772	1,035
1)	Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)
	Note	Attributed to owners of the parent company										Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
		Capital	Treasury shares	Capital reserves	Profit reserves	Retained earnings	Other comprehensive income
							Financial assets at fair value through other comprehensive income (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total - 01/01/2022		90,729	(528)	2,250	65,985	-	(2,542)	-	(1,486)	6,531	(8,393)	152,546	11,612	164,158
Transactions with owners		-	457	230	-	-	-	-	-	-	-	687	(2,964)	(2,277)
Result of delivery of treasury shares	19, 20	-	457	64	-	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans		-	-	166	-	-	-	-	-	-	-	166	-	166
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(2,964)	(2,964)
Dividends		-	-	-	-	-	-	-	-	-	-	-	(293)	(293)
Interest on capital		-	-	-	-	(9,844)	-	-	-	-	-	(9,844)	-	(9,844)
Unclaimed dividends and Interest on capital		-	-	-	-	119	-	-	-	-	-	119	-	119
Corporate reorganization	2c I, 3	-	-	-	36	-	-	-	-	-	-	36	-	36
Other (3)		-	-	-	774	-	-	-	-	-	-	774	-	774
Total comprehensive income		-	-	-	-	29,139	(3,442)	796	(34)	(3,026)	(34)	23,399	1,035	24,434
Net income		-	-	-	-	29,207	-	-	-	-	-	29,207	1,035	30,242
Other comprehensive income for the period		-	-	-	-	(68)	(3,442)	796	(34)	(3,026)	(34)	(5,808)	-	(5,808)
Appropriations:
Legal reserve		-	-	-	1,485	(1,485)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	17,929	(17,929)	-	-	-	-	-	-	-	-
Total - 12/31/2022	19	90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Change in the period		-	457	230	20,224	-	(3,442)	796	(34)	(3,026)	(34)	15,171	(2,222)	12,949
Total - 01/01/2023		90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Transactions with owners		-	60	140	-	-	-	-	-	-	-	200	(924)	(724)
Acquisition of treasury shares	19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares	19, 20	-	749	(2)	-	-	-	-	-	-	-	747	-	747
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	-	142	-	142
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(924)	(924)
Dividends		-	-	-	11,000	(11,000)	-	-	-	-	-	-	(365)	(365)
Interest on capital		-	-	-	-	(12,315)	-	-	-	-	-	(12,315)	-	(12,315)
Unclaimed dividends and Interest on capital		-	-	-	-	53	-	-	-	-	-	53	-	53
Corporate reorganization	2c I, 3	-	-	-	265	-	-	-	-	-	-	265	-	265
Other (3)		-	-	-	(2,852)	-	-	-	-	-	-	(2,852)	-	(2,852)
Total comprehensive income		-	-	-	-	33,105	4,681	(710)	(324)	(327)	684	37,109	772	37,881
Net income		-	-	-	-	33,105	-	-	-	-	-	33,105	772	33,877
Other comprehensive income for the period		-	-	-	-	-	4,681	(710)	(324)	(327)	684	4,004	-	4,004
Appropriations:
Legal reserve		-	-	-	1,669	(1,669)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	8,174	(8,174)	-	-	-	-	-	-	-	-
Total - 12/31/2023	19	90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Change in the period		-	60	140	18,256	-	4,681	(710)	(324)	(327)	684	22,460	(517)	21,943
Total - 01/01/2024		90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Transactions with owners		-	(898)	112	-	-	-	-	-	-	-	(786)	867	81
Acquisition of treasury shares	19, 20	-	(1,775)	-	-	-	-	-	-	-	-	(1,775)	-	(1,775)
Result of delivery of treasury shares	19, 20	-	877	(17)	-	-	-	-	-	-	-	860	-	860
Recognition of share-based payment plans		-	-	129	-	-	-	-	-	-	-	129	-	129
(Increase) / Decrease to the owners of the parent company	2c I, 3	-	-	-	-	-	-	-	-	-	-	-	867	867
Dividends		-	-	-	12,229	(12,229)	-	-	-	-	-	-	(589)	(589)
Interest on capital		-	-	-	3,260	(15,875)	-	-	-	-	-	(12,615)	-	(12,615)
Dividends / Interest on capital - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	(11,000)
Unclaimed dividends and Interest on capital		-	-	-	-	32	-	-	-	-	-	32	-	32
Corporate reorganization	2c I, 3	-	-	-	(359)	-	-	-	-	-	-	(359)	-	(359)
Other		-	-	-	(180)	-	-	-	-	-	-	(180)	-	(180)
Total comprehensive income		-	-	-	-	41,085	(2,015)	470	(115)	8,552	(2,156)	45,821	1,043	46,864
Net income		-	-	-	-	41,085	-	-	-	-	-	41,085	1,043	42,128
Other comprehensive income for the period		-	-	-	-	-	(2,015)	470	(115)	8,552	(2,156)	4,736	-	4,736
Appropriations:
Legal reserve		-	-	-	1,406	(1,406)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	11,607	(11,607)	-	-	-	-	-	-	-	-
Total - 12/31/2024	19	90,729	(909)	2,732	121,428	-	(3,318)	556	(1,959)	11,730	(9,899)	211,090	10,194	221,284
Change in the period		-	(898)	112	16,963	-	(2,015)	470	(115)	8,552	(2,156)	20,913	1,321	22,234
1)	Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2)	Includes cash flow hedge and hedge of net investment in foreign operation.
3)	Includes Argentina´s hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)
	Note	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Adjusted net income		38,186	91,638	96,446
Net income		42,128	33,877	30,242
Adjustments to net income:		(3,942)	57,761	66,204
Share-based payment		217	200	234
Effects of changes in exchange rates on cash and cash equivalents		(8,404)	11,529	24,279
Expected loss from financial assets		32,311	30,445	27,737
Income from interest and foreign exchange variation from operations with subordinated debt		(1,794)	2,948	1,708
Financial income from insurance contracts and private pension	27	23,679	28,585	21,873
Depreciation and amortization		6,440	5,652	4,796
Expense from update / charges on the provision for civil, labor, tax and legal obligations		1,180	799	1,288
Provision for civil, labor, tax and legal obligations		5,077	4,418	2,882
Revenue from update / charges on deposits in guarantee		(775)	(913)	(1,018)
Deferred taxes (excluding hedge tax effects)	24b	2,689	2,130	3,209
Income from share in the net income of associates and joint ventures and other investments		(1,047)	(920)	(672)
Income from financial assets - at fair value through other comprehensive income		3,905	612	1,534
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(45,778)	(20,133)	(16,863)
Income from interest and foreign exchange variation of financial assets at amortized cost		(19,995)	(7,697)	(7,364)
(Gain) / loss on sale of investments and fixed assets		(395)	1,255	-
Other	23	(1,252)	(1,149)	2,581
Change in assets and liabilities		(31,117)	(14,145)	33,187
(Increase) / decrease in assets
Interbank deposits		(14,419)	4,583	10,379
Securities purchased under agreements to resell		(9,800)	3,137	(42,595)
Central Bank of Brazil deposits		(15,294)	(29,656)	(5,356)
Loan operations		(146,210)	(34,191)	(106,975)
Derivatives (assets / liabilities)		(6,406)	(745)	4,460
Financial assets designated at fair value through profit or loss		(48,391)	(126,653)	(20,132)
Other financial assets		(8,500)	(16,853)	(15,215)
Other tax assets		(2,964)	(2,819)	(409)
Other assets		(3,128)	(6,606)	(9,506)
(Decrease) / increase in liabilities
Deposits		103,389	79,914	21,066
Deposits received under securities repurchase agreements		26,001	69,346	40,592
Funds from interbank markets		43,649	34,058	117,442
Funds from institutional markets		22,409	(1,928)	11,243
Other financial liabilities		10,603	15,114	32,971
Financial liabilities at fair value throught profit or loss		21	233	(50)
Insurance contracts and private pension		12,144	9,125	(2,603)
Provisions		380	1,165	(1,551)
Tax liabilities		980	3,234	41
Other liabilities		13,892	(6,523)	5,259
Payment of income tax and social contribution		(9,473)	(8,080)	(5,874)
Net cash from / (used in) operating activities		7,069	77,493	129,633
Dividends / Interest on capital received from investments in associates and joint ventures		450	583	336
Cash upon sale of investments in associates and joint ventures		47	244	-
Cash upon sale of fixed assets		575	193	505
Termination of intangible asset agreements		270	134	17
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		60,204	18,219	(2,190)
(Purchase) / redemptions of financial assets at amortized cost		(46,811)	(40,087)	(62,783)
(Purchase) of investments in associates and joint ventures		(399)	(1,325)	(660)
(Purchase) of fixed assets		(1,833)	(3,815)	(2,727)
(Purchase) of intangible assets	14	(5,535)	(5,376)	(5,768)
Net cash from / (used in) investment activities		6,968	(31,230)	(73,270)
Subordinated debt obligations raisings		7,860	2,170	1,004
Subordinated debt obligations redemptions		(7,519)	(12,981)	(23,208)
Change in non-controlling interests stockholders		867	(923)	(2,964)
Acquisition of treasury shares		(1,775)	(689)	-
Result of delivery of treasury shares		772	689	453
Dividends and interest on capital paid to non-controlling interests		(589)	(366)	(293)
Dividends and interest on capital paid		(21,314)	(10,348)	(6,706)
Net cash from / (used in) financing activities		(21,698)	(22,448)	(31,714)
Net increase / (decrease) in cash and cash equivalents	2c III	(7,661)	23,815	24,649
Cash and cash equivalents at the beginning of the period		116,543	104,257	103,887
Effects of changes in exchange rates on cash and cash equivalents		8,404	(11,529)	(24,279)
Cash and cash equivalents at the end of the period		117,286	116,543	104,257
Cash		36,127	32,001	35,381
Interbank deposits		10,087	8,582	12,584
Securities purchased under agreements to resell - Collateral held		71,072	75,960	56,292
Additional information on cash flow (Mainly operating activities)
Interest received		219,741	208,243	213,820
Interest paid		131,096	115,518	107,468
Non-cash transactions
Increase of Equity Interest in ITAÚ CHILE		-	-	961
Dividends and interest on capital declared and not yet paid		5,436	4,799	4,506
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements

At 12/31/2024 and 12/31/2023 for balance sheet accounts and from 01/01 to 12/31 of 2024, 2023 and 2022 for income statement

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

These Consolidated Financial Statements were approved by the Board of Directors on April 28, 2025.

Note 2 - Material accounting policies

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

I - Applicable for period ended December 31, 2024

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

II - Applicable for future periods

    •   IFRS 18 - Presentation and Disclosure in Financial Statements:

Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income.

These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective.

    •   IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures:

Published in May 2024, the amendments mainly address the following topics: date of recognition and write-off of financial instruments and significant characteristics in the assessment of the cash flows of financial instruments for classification and measurement. In addition, disclosures relating to equity instruments designated at fair value are enhanced through other comprehensive income and financial instruments linked to contingent events.

These amendments are effective for years starting on January 1st, 2026, early adoption being permitted, with retrospective application. Possible impacts are being evaluated and will be completed by the date the standard comes into force.

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

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency (1)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2024	12/31/2023	12/31/2024	12/31/2023
In Brazil
Banco Itaú BBA S.A. (2)	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
1)	All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2)	Company spun-off by Itaú Unibanco Holdind S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

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

    •   Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss.

The category depends on the business model under which they are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch.

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

V - Other non-financial assets

Other non-financial assets are composed of Prepaid expenses, Sundry domestic, Lease right-of-use, Encrypted digital assets, Assets held for sale, among others.

Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in the level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

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

XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts:

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

    •   Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.

    •   Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

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

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

    •   Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

    •   Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance.

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

For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period.

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

ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING.

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

Service revenues related to credit cards, debit, current account, economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders’ agreement with Corp Group. In July 2022, the shareholders’ agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE’s capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE’s capital.

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

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which combined technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

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

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, in the 4th quarter of 2025, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 33.6% in AVENUE’s capital.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2024			12/31/2023
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	242,542	677	243,219	238,227	81	238,308
Collateral held	77,521	677	78,198	79,577	23	79,600
Collateral repledge	117,108	-	117,108	125,753	58	125,811
Assets received as collateral with right to sell or repledge	7,223	-	7,223	3,733	-	3,733
Assets received as collateral without right to sell or repledge	109,885	-	109,885	122,020	58	122,078
Collateral sold	47,913	-	47,913	32,897	-	32,897
Interbank deposits	53,529	13,396	66,925	43,857	7,143	51,000
Total	296,071	14,073	310,144	282,084	7,224	289,308

In Securities purchased under agreements to resell, the amounts of R$ 7,031 (R$ 0 at 12/31/2023) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN and the amounts of R$ 165,020 (R$ 158,708 at 12/31/2023) are pledged in guarantee of repurchase commitment transactions.

In the total portfolio, includes losses in the amounts of R$ (7) (R$ (20) at 12/31/2023).

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2024			12/31/2023
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	37,642	(539)	37,103	27,041	(471)	26,570
Brazilian government securities	366,857	(5,161)	361,696	340,818	1,274	342,092
Government securities – Latin America	4,404	(23)	4,381	2,854	21	2,875
Government securities – Abroad	1,490	(17)	1,473	2,599	(37)	2,562
Corporate securities	161,447	(6,275)	155,172	141,467	(3,814)	137,653
Shares	27,860	(1,980)	25,880	27,844	(1,309)	26,535
Rural product note	972	(31)	941	4,192	11	4,203
Bank deposit certificates	450	-	450	128	-	128
Real estate receivables certificates	1,754	(100)	1,654	1,655	(64)	1,591
Debentures	91,544	(4,402)	87,142	79,026	(2,478)	76,548
Eurobonds and other	2,017	(26)	1,991	2,460	4	2,464
Financial bills	33,062	9	33,071	22,552	-	22,552
Promissory and commercial notes	1,214	2	1,216	2,611	(9)	2,602
Other	2,574	253	2,827	999	31	1,030
Total	571,840	(12,015)	559,825	514,779	(3,027)	511,752

The Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 108,595 (R$ 118,798 at 12/31/2023), b) Government securities - Latin America R$ 2,539 (R$ 87 at 12/31/2023) and c) Corporate securities R$ 11,775 (R$ 11,788 at 12/31/2023), totaling R$ 122,909 (R$ 130,673 at 12/31/2023).

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	12/31/2024		12/31/2023
	Cost	Fair value	Cost	Fair value
Current	135,385	133,168	129,409	127,597
Non-stated maturity	48,007	45,488	44,899	43,119
Up to one year	87,378	87,680	84,510	84,478
Non-current	436,455	426,657	385,370	384,155
From one to five years	337,427	332,301	289,917	289,490
From five to ten years	64,355	62,410	62,474	62,451
After ten years	34,673	31,946	32,979	32,214
Total	571,840	559,825	514,779	511,752

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 287,919 (R$ 253,287 at 12/31/2023) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

The financial assets that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through profit or loss are:

		12/31/2024
		Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities		38	5	43
Government securities - Latin America		275	-	275
Total		313	5	318

		12/31/2023
		Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities		-	-	-
Total	1	-	-	-

The cost and fair value by maturity of Financial assets designated as fair value through profit or loss - Securities were as follows:

	12/31/2024		12/31/2023
	Cost	Fair Value	Cost	Fair Value
Non-current	313	318	-	-
From one to five years	12	12	-	-
From five to ten years	249	249	-	-
After ten years	52	57	-	-
Total	313	318	-	-

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

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 24,254 (R$ 24,812 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2024
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	55,428	59.9%	4,511	1,276	1,653	2,610	8,237	37,141
Option agreements	21,170	22.9%	6,209	2,371	1,892	8,767	1,454	477
Forwards	1,739	1.9%	1,568	62	87	5	-	17
Credit derivatives	633	0.7%	2	1	25	26	19	560
NDF - Non Deliverable Forward	12,207	13.2%	2,227	2,565	2,254	2,478	1,614	1,069
Other Derivative Financial Instruments	1,262	1.4%	715	130	5	2	6	404
Total	92,439	100.0%	15,232	6,405	5,916	13,888	11,330	39,668
% per maturity date			16.5%	6.9%	6.4%	15.0%	12.3%	42.9%

	12/31/2024
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(51,394)	60.2%	(3,187)	(1,889)	(2,403)	(3,665)	(10,065)	(30,185)
Option agreements	(20,588)	24.1%	(3,902)	(2,424)	(2,177)	(10,224)	(1,065)	(796)
Forwards	(1,450)	1.7%	(1,435)	-	-	(2)	-	(13)
Credit derivatives	(795)	0.9%	-	-	(153)	(58)	(6)	(578)
NDF - Non Deliverable Forward	(10,761)	12.6%	(2,048)	(2,884)	(2,235)	(1,676)	(1,415)	(503)
Other Derivative Financial Instruments	(425)	0.5%	(203)	(9)	(5)	(1)	(15)	(192)
Total	(85,413)	100.0%	(10,775)	(7,206)	(6,973)	(15,626)	(12,566)	(32,267)
% per maturity date			12.6%	8.4%	8.2%	18.3%	14.7%	37.8%

F-30

	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	37,957	68.7%	4,310	1,063	1,177	2,915	7,921	20,571
Option agreements	7,718	14.0%	1,374	3,095	675	1,638	710	226
Forwards	3,274	5.9%	3,129	85	32	9	-	19
Credit derivatives	282	0.5%	2	-	5	11	73	191
NDF - Non Deliverable Forward	5,378	9.7%	1,048	1,191	1,025	1,032	789	293
Other Derivative Financial Instruments	642	1.2%	464	2	7	8	7	154
Total	55,251	100.0%	10,327	5,436	2,921	5,613	9,500	21,454
% per maturity date			18.7%	9.8%	5.3%	10.2%	17.2%	38.8%

	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(35,741)	63.8%	(3,231)	(745)	(1,245)	(2,074)	(6,476)	(21,970)
Option agreements	(8,972)	20.4%	(903)	(775)	(1,542)	(4,693)	(595)	(464)
Forwards	(2,982)	5.3%	(2,965)	-	-	-	(1)	(16)
Credit derivatives	(149)	0.5%	-	-	(1)	(2)	(32)	(114)
NDF - Non Deliverable Forward	(4,478)	9.6%	(887)	(812)	(1,037)	(1,027)	(443)	(272)
Other Derivative Financial Instruments	(153)	0.4%	(2)	(4)	(4)	(2)	(6)	(135)
Total	(52,475)	100.0%	(7,988)	(2,336)	(3,829)	(7,798)	(7,553)	(22,971)
% per maturity date			15.2%	4.5%	7.3%	14.9%	14.4%	43.7%

b) Derivatives by index and Risk Factor

	Off-balance sheet / notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2024
Future contracts	868,983	-	-	-
Purchase commitments	322,323	-	-	-
Shares	11,490	-	-	-
Commodities	1,266	-	-	-
Interest	275,950	-	-	-
Foreign currency	33,617	-	-	-
Commitments to sell	546,660	-	-	-
Shares	14,438	-	-	-
Commodities	6,878	-	-	-
Interest	490,906	-	-	-
Foreign currency	34,438	-	-	-
Swap contracts		(7,451)	11,485	4,034
Asset position	2,844,414	24,685	30,743	55,428
Shares	24,730	128	(45)	83
Commodities	147	1	4	5
Interest	2,613,244	15,244	27,868	43,112
Foreign currency	206,293	9,312	2,916	12,228
Liability position	2,844,414	(32,136)	(19,258)	(51,394)
Shares	30,542	(1,484)	985	(499)
Commodities	757	-	(4)	(4)
Interest	2,586,466	(18,387)	(18,067)	(36,454)
Foreign currency	226,649	(12,265)	(2,172)	(14,437)
Option contracts	2,325,428	871	(289)	582
Purchase commitments – long position	415,232	15,680	2,908	18,588
Shares	57,471	13,309	21	13,330
Commodities	4,761	252	114	366
Interest	302,455	725	1,705	2,430
Foreign currency	50,545	1,394	1,068	2,462
Commitments to sell – long position	745,131	3,651	(1,069)	2,582
Shares	66,670	1,351	35	1,386
Commodities	1,762	59	(4)	55
Interest	623,204	162	(153)	9
Foreign currency	53,495	2,079	(947)	1,132
Purchase commitments – short position	423,455	(15,629)	(3,077)	(18,706)
Shares	53,380	(11,592)	262	(11,330)
Commodities	4,822	(153)	(85)	(238)
Interest	304,499	(2,191)	(1,708)	(3,899)
Foreign currency	60,754	(1,693)	(1,546)	(3,239)
Commitments to sell – short position	741,610	(2,831)	949	(1,882)
Shares	66,041	(1,130)	(256)	(1,386)
Commodities	2,720	(124)	-	(124)
Interest	623,629	(159)	134	(25)
Foreign currency	49,220	(1,418)	1,071	(347)
Forward operations	5,273	287	2	289
Purchases receivable	328	373	(1)	372
Shares	37	37	(1)	36
Interest	291	336	-	336
Purchases payable obligations	-	(305)	-	(305)
Commodities	-	(15)	-	(15)
Interest	-	(290)	-	(290)
Sales receivable	2,110	1,366	1	1,367
Shares	286	281	1	282
Commodities	18	18	-	18
Interest	-	1,066	-	1,066
Foreign currency	1,806	1	-	1
Sales deliverable obligations	2,835	(1,147)	2	(1,145)
Interest	1,066	(1,146)	4	(1,142)
Foreign currency	1,769	(1)	(2)	(3)
Credit derivatives	100,812	(210)	48	(162)
Asset position	72,064	584	49	633
Shares	4,976	94	80	174
Commodities	26	-	-	-
Interest	67,062	490	(31)	459
Liability position	28,748	(794)	(1)	(795)
Shares	2,963	(41)	(78)	(119)
Interest	25,785	(753)	77	(676)
NDF - Non Deliverable Forward	632,408	1,166	280	1,446
Asset position	316,826	11,541	666	12,207
Commodities	2,689	284	(32)	252
Foreign currency	314,137	11,257	698	11,955
Liability position	315,582	(10,375)	(386)	(10,761)
Commodities	3,854	(310)	5	(305)
Foreign currency	311,728	(10,065)	(391)	(10,456)
Other derivative financial instruments	18,128	125	712	837
Asset position	15,649	200	1,062	1,262
Shares	1,137	(1)	25	24
Commodities	143	-	6	6
Interest	6,696	201	188	389
Foreign currency	7,673	-	843	843
Liability position	2,479	(75)	(350)	(425)
Shares	1,970	(5)	(20)	(25)
Commodities	184	-	(6)	(6)
Interest	275	(36)	(86)	(122)
Foreign currency	50	(34)	(238)	(272)

	Asset	58,080	34,359	92,439
	Liability	(63,292)	(22,121)	(85,413)
	Total	(5,212)	12,238	7,026

Derivative contracts mature as follows (in days):

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2024
Future contracts	205,732	342,884	113,961	206,406	868,983
Swap contracts	442,179	391,153	329,901	1,681,181	2,844,414
Option contracts	845,197	289,010	1,139,192	52,029	2,325,428
Forwards (onshore)	1,535	758	2,963	17	5,273
Credit derivatives	7,044	21,839	17,740	54,189	100,812
NDF - Non Deliverable Forward	159,559	235,623	113,305	123,921	632,408
Other derivative financial instruments	5,245	3,139	782	8,962	18,128

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2023
Future contracts	844,005	-	-	-
Purchase commitments	267,803	-	-	-
Shares	6,721	-	-	-
Commodities	774	-	-	-
Interest	236,105	-	-	-
Foreign currency	24,203	-	-	-
Commitments to sell	576,202	-	-	-
Shares	6,580	-	-	-
Commodities	4,982	-	-	-
Interest	547,150	-	-	-
Foreign currency	17,490	-	-	-
Swap contracts		230	1,986	2,216
Asset position	2,396,474	19,890	18,067	37,957
Shares	369	7	6	13
Commodities	708	19	1	20
Interest	2,213,528	17,807	15,079	32,886
Foreign currency	181,869	2,057	2,981	5,038
Liability position	2,396,474	(19,660)	(16,081)	(35,741)
Shares	3,416	(612)	405	(207)
Commodities	2,088	(37)	4	(33)
Interest	2,175,623	(17,168)	(13,225)	(30,393)
Foreign currency	215,347	(1,843)	(3,265)	(5,108)
Option contracts	1,648,851	(1,005)	(249)	(1,254)
Purchase commitments – long position	226,918	4,313	688	5,001
Shares	42,955	3,072	1,529	4,601
Commodities	3,130	280	(123)	157
Interest	146,915	241	(103)	138
Foreign currency	33,918	720	(615)	105
Commitments to sell – long position	588,977	3,364	(647)	2,717
Shares	45,623	2,332	(887)	1,445
Commodities	1,409	55	5	60
Interest	521,735	306	74	380
Foreign currency	20,210	671	161	832
Purchase commitments – short position	212,969	(4,679)	(447)	(5,126)
Shares	41,220	(2,905)	(1,048)	(3,953)
Commodities	1,799	(79)	(2)	(81)
Interest	140,310	(1,001)	123	(878)
Foreign currency	29,640	(694)	480	(214)
Commitments to sell – short position	619,987	(4,003)	157	(3,846)
Shares	46,400	(2,776)	653	(2,123)
Commodities	2,947	(122)	(48)	(170)
Interest	545,656	(340)	(51)	(391)
Foreign currency	24,984	(765)	(397)	(1,162)
Forward operations	6,022	290	2	292
Purchases receivable	2,533	2,602	(2)	2,600
Shares	38	38	(2)	36
Interest	2,495	2,564	-	2,564
Purchases payable obligations	-	(2,511)	-	(2,511)
Commodities	-	(16)	-	(16)
Interest	-	(2,495)	-	(2,495)
Sales receivable	2,869	671	3	674
Shares	225	223	-	223
Commodities	16	16	3	19
Interest	1	432	-	432
Foreign currency	2,627	-	-	-
Sales deliverable obligations	620	(472)	1	(471)
Interest	431	(472)	1	(471)
Foreign currency	189	-	-	-
Credit derivatives	53,033	(17)	150	133
Asset position	38,069	(196)	478	282
Shares	4,255	69	75	144
Commodities	15	-	-	-
Interest	33,799	(265)	403	138
Liability position	14,964	179	(328)	(149)
Shares	1,347	(18)	(12)	(30)
Commodities	1	-	-	-
Interest	13,616	197	(316)	(119)
NDF - Non Deliverable Forward	316,620	682	218	900
Asset position	175,223	4,769	609	5,378
Commodities	2,406	269	(45)	224
Foreign currency	172,817	4,500	654	5,154
Liability position	141,397	(4,087)	(391)	(4,478)
Commodities	2,734	(134)	(12)	(146)
Foreign currency	138,663	(3,953)	(379)	(4,332)
Other derivative financial instruments	8,415	180	309	489
Asset position	6,279	188	454	642
Shares	855	-	17	17
Commodities	196	-	4	4
Interest	5,194	188	(33)	155
Foreign currency	34	-	466	466
Liability position	2,136	(8)	(145)	(153)
Shares	1,385	(1)	(14)	(15)
Commodities	209	-	(4)	(4)
Interest	382	(7)	(15)	(22)
Foreign currency	160	-	(112)	(112)
	Asset	35,601	19,650	55,251
	Liability	(35,241)	(17,234)	(52,475)
	Total	360	2,416	2,776

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2023
Future contracts	257,896	282,162	98,490	205,457	844,005
Swap contracts	363,159	529,896	232,080	1,271,339	2,396,474
Option contracts	1,043,317	201,220	371,901	32,413	1,648,851
Forwards	3,291	977	1,738	16	6,022
Credit derivatives	3,919	827	8,228	40,059	53,033
NDF - Non Deliverable Forward	116,815	110,717	51,623	37,465	316,620
Other derivative financial instruments	218	706	873	6,618	8,415

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2024
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	868,953	123,051	2,169,517	3,897	49,473	237,917	106
Over-the-counter market	30	2,721,363	155,911	1,376	51,339	394,491	18,022
Financial institutions	-	2,443,581	103,011	1,357	51,339	160,989	6,190
Companies	30	251,138	49,989	19	-	228,292	11,832
Individuals	-	26,644	2,911	-	-	5,210	-
Total	868,983	2,844,414	2,325,428	5,273	100,812	632,408	18,128

	12/31/2023
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	843,998	1,270,415	1,567,679	3,080	23,672	97,152	-
Over-the-counter market	7	1,126,059	81,172	2,942	29,361	219,468	8,415
Financial institutions	-	972,002	45,513	2,926	29,361	87,784	5,225
Companies	7	137,068	33,826	16	-	129,034	3,190
Individuals	-	16,989	1,833	-	-	2,650	-
Total	844,005	2,396,474	1,648,851	6,022	53,033	316,620	8,415

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

	12/31/2024
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	37,066	6,463	11,940	18,192	471
TRS	36,037	36,037	-	-	-
Total by instrument	73,103	42,500	11,940	18,192	471
By risk rating
Investment grade	10,014	1,222	1,544	7,153	95
Below investment grade	63,089	41,278	10,396	11,039	376
Total by risk	73,103	42,500	11,940	18,192	471
By reference entity
Brazilian government	59,799	40,664	8,678	10,284	173
Governments – abroad	411	78	141	192	-
Private entities	12,893	1,758	3,121	7,716	298
Total by entity	73,103	42,500	11,940	18,192	471

	12/31/2023
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	20,268	1,141	6,492	12,528	107
TRS	18,738	11,569	7,169	-	-
Total by instrument	39,006	12,710	13,661	12,528	107
By risk rating
Investment grade	3,086	55	1,291	1,706	34
Below investment grade	35,920	12,655	12,370	10,822	73
Total by risk	39,006	12,710	13,661	12,528	107
By reference entity
Brazilian government	33,341	12,168	11,355	9,745	73
Governments – abroad	193	1	69	123	-
Private entities	5,472	541	2,237	2,660	34
Total by entity	39,006	12,710	13,661	12,528	107

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	12/31/2024
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(37,066)	27,708	(9,358)
TRS	(36,037)	-	(36,037)
Total	(73,103)	27,708	(45,395)

	12/31/2023
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,268)	14,027	(6,241)
TRS	(18,738)	-	(18,738)
Total	(39,006)	14,027	(24,979)

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

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2024
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	243,219	-	243,219	(11,648)	-	231,571
Derivative financial instruments	92,439	-	92,439	(637)	(367)	91,435

	12/31/2023
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	238,308	-	238,308	(1,504)	-	236,804
Derivative financial instruments	55,251	-	55,251	(16,409)	(356)	38,486

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2024
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	388,787	-	388,787	(309,008)	-	79,779
Derivative financial instruments	85,413	-	85,413	(637)	-	84,776

	12/31/2023
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	362,786	-	362,786	(39,708)	-	323,078
Derivative financial instruments	52,475	-	52,475	(16,409)	-	36,066
1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.
3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

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

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments, financial assets and liabilities. Currently Futures Contracts, NDF (Non Deliverable Forward), Forwards, Swaps and Financial Assets are used.

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

*UF – Chilean unit of account / TPM – Monetary policy rate

Strategies	Heading	12/31/2024
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	110,405	2,672	2,672	107,677	2,728
Hedge of assets transactions	Loans and lease operations and Securities	2,420	-	(155)	(155)	1,966	(155)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	66,795	-	(3,428)	(3,429)	63,261	(3,428)
Hedge of loan operations	Loans and lease operations	10,955	-	44	59	10,910	44
Hedge of funding	Deposits	-	9,732	3	(61)	9,735	3
Hedge of assets denominated in UF	Securities	39,842	-	(54)	(54)	39,894	(54)
Foreign exchange risk
Hedge of highly probable forecast transactions		-	1,606	(193)	(90)	1,437	(193)
Hedge of funding	Deposits	-	1,176	(11)	(11)	1,165	(11)
Total		120,012	122,919	(1,122)	(1,069)	236,045	(1,066)

Strategies	Heading	12/31/2023
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	119,464	(1,086)	(1,070)	120,550	(1,086)
Hedge of assets transactions	Loans and lease operations and Securities	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	41,761	-	1,132	830	42,570	1,132
Hedge of loan operations	Loans and lease operations	18,449	-	185	211	18,265	184
Hedge of funding	Deposits	-	5,993	(95)	(162)	5,899	(95)
Hedge of assets denominated in UF	Securities	10,664	-	21	21	10,704	21
Foreign exchange risk
Hedge of highly probable forecast transactions		-	1,287	35	195	1,323	35
Hedge of funding	Deposits	-	2,300	(12)	(12)	2,288	(12)
Total		78,269	129,044	176	9	208,993	175

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

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 53 (R$ (167) at 12/31/2023).

Hedge Instruments	12/31/2024
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	172,904	76	133	(855)	(911)	56	(285)
Forward	33,218	-	132	(45)	(45)	-	-
Swaps	27,321	106	31	38	38	-	(59)
Foreign exchange risk
Futures	1,186	4	-	(181)	(181)	-	(3)
Forward	1,416	34	15	(23)	(23)	-	-
Total	236,045	220	311	(1,066)	(1,122)	56	(347)

Hedge Instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	208,993	276	427	175	176	(1)	(174)
1)	Amounts recorded under heading Derivatives.

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency.

The risk hedged in this type of strategy is the currency risk.

Strategies	12/31/2024
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	23,701	-	(17,404)	(17,404)	19,363	(17,428)
Total	23,701	-	(17,404)	(17,404)	19,363	(17,428)

Strategies	12/31/2023
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	18,849	-	(13,986)	(13,986)	19,208	(14,210)
Total	18,849	-	(13,986)	(13,986)	19,208	(14,210)
1)	Hedge instruments consider the gross tax position.
2)	Amounts recorded under heading Derivatives.

The remaining balance in the reserve of foreign currency conversion, for which the accounting hedge is no longer applied, is R$ (1,462) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	12/31/2024
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	5,234	21	-	(6,093)	(6,053)	(40)	-
Future / NDF - Non Deliverable Forward	7,933	129	107	(2,640)	(2,610)	(30)	(1)
Future / Financial Assets	6,196	6,490	1,961	(8,695)	(8,741)	46	-
Total	19,363	6,640	2,068	(17,428)	(17,404)	(24)	(1)

Hedge instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	2,109	10	-	(5,638)	(5,596)	(42)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(4,951)	(4,733)	(218)	(104)
Future / Financial Assets	4,560	5,525	350	(3,621)	(3,657)	36	-
Total	19,208	5,655	407	(14,210)	(13,986)	(224)	32
1)	Amounts recorded under heading Derivatives.

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

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2024
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	37,116	-	37,423	-	307	37,116	(304)
Hedge of funding	-	25,287	-	25,088	199	25,287	(199)
Hedge of securities	38,527	-	38,313	-	(214)	38,743	214
Foreign exchange risk
Hedge of firm commitments	-	90	-	112	(22)	297	22
Total	75,643	25,377	75,736	25,200	270	101,443	(267)

Strategies	12/31/2023
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of securities	25,179	-	25,386	-	207	25,105	(197)
Foreign exchange risk
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	37,771	16,569	37,983	16,454	327	54,243	(318)
1)	Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ (226) (R$ 51 at 12/31/2023), with effect on the result of R$ 8 (R$ 38 at 12/31/2023).

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	12/31/2024
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	90,201	1,557	737	(328)	8
Futures	10,945	17	-	39	(5)
Foreign exchange risk
Futures	297	-	-	22	-
Total	101,443	1,574	737	(267)	3

Hedge Instruments	12/31/2023
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	45,430	893	563	(331)	7
Futures	8,568	62	-	9	2
Foreign exchange risk
Futures	245	1	-	4	-
Total	54,243	956	563	(318)	9
1)	Amounts recorded under heading Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	12/31/2024			12/31/2023
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	107,677	76	110,405	120,550	53	119,464
Hedge of highly probable forecast transactions	1,437	(11)	1,606	1,323	(8)	1,287
Hedge of net investment in foreign operations	19,363	4,572	23,701	19,208	5,248	18,849
Hedge of loan operations (Fair value)	37,116	333	37,116	12,589	430	12,592
Hedge of loan operations (Cash flow)	10,910	54	10,955	18,265	130	18,449
Hedge of funding (Fair value)	25,287	(294)	25,287	16,304	(299)	16,304
Hedge of funding (Cash flow)	10,900	82	10,908	8,187	(328)	8,293
Hedge of assets transactions	1,966	(10)	2,420	7,394	-	7,395
Hedge of asset-backed securities under repurchase agreements	63,261	(123)	66,795	42,570	(43)	41,761
Hedge of assets denominated in UF	39,894	(159)	39,842	10,704	45	10,664
Hedge of securities	38,743	798	38,527	25,105	261	25,179
Hedge of firm commitments	297	-	90	245	1	265
Total		5,318			5,490

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	67,617	27,835	9,146	1,467	1,174	438	-	107,677
Hedge of highly probable forecast transactions	1,437	-	-	-	-	-	-	1,437
Hedge of net investment in foreign operations (1)	19,363	-	-	-	-	-	-	19,363
Hedge of loan operations (Fair value)	8,227	12,446	6,090	4,334	4,092	1,647	280	37,116
Hedge of loan operations (Cash flow)	7,310	1,148	746	1,272	434	-	-	10,910
Hedge of funding (Fair value)	12,942	3,574	535	1,556	2,930	3,328	422	25,287
Hedge of funding (Cash flow)	9,404	504	-	126	415	451	-	10,900
Hedge of assets transactions	-	-	1,247	719	-	-	-	1,966
Hedge of asset-backed securities under repurchase agreements	22,629	15,489	17,016	5,170	2,957	-	-	63,261
Hedge of assets denominated in UF	16,801	23,093	-	-	-	-	-	39,894
Hedge of securities	12,256	8,639	3,741	4,384	2,965	5,251	1,507	38,743
Hedge of firm commitments (Fair value)	297	-	-	-	-	-	-	297
Total	178,283	92,728	38,521	19,028	14,967	11,115	2,209	356,851

	12/31/2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of net investment in foreign operations (1)	19,208	-	-	-	-	-	-	19,208
Hedge of loan operations (Fair value)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of funding (Fair value)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of securities	7,894	5,538	2,714	1,345	3,179	3,655	780	25,105
Hedge of firm commitments (Fair value)	245	-	-	-	-	-	-	245
Total	146,558	55,650	31,336	23,937	12,087	11,793	1,083	282,444
1)	Classified as current, since instruments are frequently renewed.

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The fair value and corresponding cost of Financial Assets at Fair Value through Other Comprehensive Income - Securities are as follows:

	12/31/2024				12/31/2023
	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities	67,954	(3,577)	-	64,377	84,567	(662)	-	83,905
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – Latin America	21,421	56	(7)	21,470	23,715	158	(1)	23,872
Government securities – Abroad	13,072	(46)	-	13,026	9,923	(12)	(1)	9,910
Corporate securities	8,981	(1,337)	(214)	7,430	13,252	(771)	(129)	12,352
Shares	1,762	(1,196)	-	566	6,960	(817)	-	6,143
Rural product note	127	(1)	-	126	-	-	-	-
Bank deposit certificates	82	1	-	83	44	1	(1)	44
Real estate receivables certificates	60	(3)	-	57	65	2	-	67
Debentures	1,708	(38)	(172)	1,498	1,837	21	(85)	1,773
Eurobonds and other	4,957	(107)	(38)	4,812	4,081	16	(40)	4,057
Financial bills	51	2	-	53	-	-	-	-
Other	234	5	(4)	235	265	6	(3)	268
Total	111,464	(4,904)	(257)	106,303	131,493	(1,287)	(167)	130,039

The Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 33,971 (R$ 38,389 at 12/31/2023), b) Government securities - Latin America R$ 3,050 (R$ 2,932 at 12/31/2023) and c) Corporate securities R$ 986 (R$ 868 at 12/31/2023), totaling R$ 38,007 (R$ 42,189 at 12/31/2023).

The cost and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2024		12/31/2023
	Cost	Fair value	Cost	Fair value
Current	41,123	39,877	49,545	48,643
Non-stated maturity	1,762	566	6,960	6,143
Up to one year	39,361	39,311	42,585	42,500
Non-current	70,341	66,426	81,948	81,396
From one to five years	49,121	47,809	56,984	56,886
From five to ten years	11,201	10,803	14,518	14,585
After ten years	10,019	7,814	10,446	9,925
Total	111,464	106,303	131,493	130,039

Equity instruments that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through other comprehensive income, due to the particularities of a certain market, are presented in the table below:

	12/31/2024				12/31/2023
	Cost	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Cost	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current
Non-stated maturity
Shares	1,762	(1,196)	-	566	6,960	(817)	-	6,143
Total	1,762	(1,196)	-	566	6,960	(817)	-	6,143

In the period, there were no receipt of dividends (R$ 275 from 01/01 to 12/31/2023) and there were reclassifications in the Stockholders' equity in the amount of R$ 150 due to total sale of Pismo Holdings shares in January 2024, and the fair value of R$ 192. The total sales of XP INC occurred over the March to September 2024, represent amount of R$ (657), and the fair value of R$ 4,508. In 2023, the amount of partial sales of XP INC shares in June 2023 and September 2023 was the R$ (78), and the fair value was R$ 1,121 and R$ 387, respectively.

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at fair value through other comprehensive income	(117)	(41)	(2)	10	55	-	(21)	-	(116)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	(1)	(6)	-	-	-	-	-	-	(7)
Government securities - Abroad	(1)	1	-	-	-	-	-	-	-
Corporate securities	(79)	(36)	(2)	10	55	-	(21)	-	(73)
Debentures	(46)	(43)	-	5	54	-	(15)	-	(45)
Eurobonds and other	(30)	8	(2)	5	1	-	(6)	-	(24)
Other	(3)	(1)	-	-	-	-	-	-	(4)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at fair value through other comprehensive income	(24)	(83)	(41)	55	21	-	(55)	-	(127)
Corporate securities	(24)	(83)	(41)	55	21	-	(55)	-	(127)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Debentures	(13)	(86)	(24)	49	15	-	(54)	-	(113)
Eurobonds and other	(10)	2	(17)	6	6	-	(1)	-	(14)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss
	12/31/2023								12/31/2024
Financial assets at fair value through other comprehensive income	(26)	(14)	-	26	-	-	-	-	(14)
Corporate securities	(26)	(14)	-	26	-	-	-	-	(14)
Debentures	(26)	(14)	-	26	-	-	-	-	(14)

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	(114)	(44)	(5)	17	38	8	(17)	-	(117)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	(1)	(2)	-	-	7	-	(5)	-	(1)
Government securities - Abroad	-	(1)	-	-	-	-	-	-	(1)
Corporate securities	(77)	(41)	(5)	17	31	8	(12)	-	(79)
Rural product note	(1)	-	-	1	-	-	-	-	-
Bank deposit certificate	-	(12)	(1)	5	-	8	-	-	-
Debentures	(45)	(17)	(2)	4	14	-	-	-	(46)
Eurobonds and other	(27)	(12)	(2)	6	17	-	(12)	-	(30)
Other	(4)	-	-	1	-	-	-	-	(3)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	(25)	(8)	4	17	26	(38)	-	(24)
Government securities - Latin America	-	-	-	2	5	-	(7)	-	-
Corporate securities	-	(25)	(8)	2	12	26	(31)	-	(24)
Bank deposit certificate	-	(1)	-	-	-	-	-	-	(1)
Debentures	-	(25)	-	-	-	26	(14)	-	(13)
Eurobonds and other	-	1	(8)	2	12	-	(17)	-	(10)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	-	-	8	-	-	(8)	(26)	(26)
Corporate securities	-	-	-	8	-	-	(8)	(26)	(26)
Bank deposit certificate	-	-	-	8	-	-	(8)	-	-
Debentures	-	-	-	-	-	-	-	(26)	(26)

Note 9 - Financial assets at amortized cost - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The Financial assets at amortized cost - Securities are as follows:

	12/31/2024			12/31/2023
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities	111,824	(16)	111,808	94,990	(23)	94,967
Government securities – Latin America	21,730	(9)	21,721	27,874	(9)	27,865
Government securities – Abroad	25,126	(3)	25,123	22,712	(4)	22,708
Corporate securities	168,827	(3,627)	165,200	115,167	(818)	114,349
Rural product note	60,358	(416)	59,942	38,146	(190)	37,956
Bank deposit certificates	50	-	50	19	-	19
Real estate receivables certificates	5,827	(9)	5,818	5,911	(7)	5,904
Debentures	77,344	(3,101)	74,243	57,399	(586)	56,813
Eurobonds and other	1,102	(9)	1,093	516	-	516
Financial bills	212	-	212	1,575	(2)	1,573
Promissory and commercial notes	16,312	(32)	16,280	10,253	(23)	10,230
Other	7,622	(60)	7,562	1,348	(10)	1,338
Total	327,507	(3,655)	323,852	260,743	(854)	259,889

The Securities pledged as collateral of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 39,289 (R$ 16,738 at 12/31/2023) and b) Government securities – Latin America R$ 969 ( R$ 0 at 12/31/2023 ) and Corporate securities R$ 29,964 (R$ 20,114 at 12/31/2023), totaling R$ 70,222 (R$ 36,852 at 12/31/2023).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2024		12/31/2023
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	90,213	88,582	82,120	81,745
Up to one year	90,213	88,582	82,120	81,745
Non-current	237,294	235,270	178,623	178,144
From one to five years	165,759	164,332	132,365	131,918
From five to ten years	60,289	59,694	42,062	42,031
After ten years	11,246	11,244	4,196	4,195
Total	327,507	323,852	260,743	259,889

Reconciliation of expected loss to financial assets at amortized cost  - securities, segregated by stages:

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at amortized cost	(183)	(244)	(317)	76	449	149	(166)	(88)	(324)
Brazilian government securities	(23)	7	-	-	-	-	-	-	(16)
Government securities - Latin America	(9)	10	(20)	10	-	-	-	-	(9)
Government securities - Abroad	(4)	(4)	-	5	-	-	-	-	(3)
Corporate securities	(147)	(257)	(297)	61	449	149	(166)	(88)	(296)
Rural product note	(60)	(63)	(179)	15	90	149	(57)	(45)	(150)
Real estate receivables certificates	(7)	2	(3)	5	3	-	(5)	-	(5)
Debentures	(52)	(229)	(32)	22	312	-	(80)	-	(59)
Eurobond and other	-	(2)	(7)	-	-	-	-	-	(9)
Promissory and commercial notes	(23)	1	(24)	8	30	-	(11)	-	(19)
Other	(5)	34	(52)	11	14	-	(13)	(43)	(54)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at amortized cost	(122)	2	(264)	139	166	416	(449)	(13)	(125)
Corporate securities	(122)	2	(264)	139	166	416	(449)	(13)	(125)
Rural product note	(10)	(48)	(64)	7	57	82	(90)	(12)	(78)
Real estate receivables certificates	-	30	(35)	-	5	-	(3)	(1)	(4)
Debentures	(105)	23	(160)	116	80	334	(312)	-	(24)
Financial bills	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	-	-	(4)	10	11	-	(30)	-	(13)
Other	(5)	(3)	(1)	4	13	-	(14)	-	(6)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2023								12/31/2024
Financial assets at amortized cost	(549)	(34)	(2,858)	699	88	13	(149)	(416)	(3,206)
Corporate securities	(549)	(34)	(2,858)	699	88	13	(149)	(416)	(3,206)
Rural product note	(120)	13	(53)	146	45	12	(149)	(82)	(188)
Real estate receivables certificates	-	(1)	-	-	-	1	-	-	-
Debentures	(429)	(2)	(2,805)	552	-	-	-	(334)	(3,018)
Other	-	(44)	-	1	43	-	-	-	-

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(208)	63	(329)	60	120	173	(30)	(32)	(183)
Brazilian government securities	(30)	7	-	-	-	-	-	-	(23)
Government securities - Latin America	(7)	8	(13)	3	-	-	-	-	(9)
Government securities - Abroad	(4)	2	(2)	-	-	-	-	-	(4)
Corporate securities	(167)	46	(314)	57	120	173	(30)	(32)	(147)
Rural product note	(105)	128	(131)	20	44	38	(22)	(32)	(60)
Real estate receivables certificates	(4)	(4)	(6)	7	-	-	-	-	(7)
Debentures	(44)	(78)	(164)	25	74	135	-	-	(52)
Eurobond and other	-	(1)	-	1	-	-	-	-	-
Promissory and commercial notes	(13)	1	(9)	4	2	-	(8)	-	(23)
Other	(1)	-	(4)	-	-	-	-	-	(5)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Corporate securities	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Rural product note	(24)	(46)	(25)	7	22	115	(44)	(15)	(10)
Debentures	(86)	(6)	(10)	9	-	62	(74)	-	(105)
Financial bills	-	-	(2)	-	-	-	-	-	(2)
Promissory and commercial notes	-	(168)	(8)	-	8	170	(2)	-	-
Other	(4)	(1)	-	-	-	-	-	-	(5)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Corporate securities	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Rural product note	(11)	-	(31)	28	32	15	(38)	(115)	(120)
Debentures	(1,705)	(344)	(20)	1,837	-	-	(135)	(62)	(429)
Promissory and commercial notes	-	-	-	170	-	-	-	(170)	-

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	12/31/2024	12/31/2023
Individuals	445,574	416,616
Credit card	143,048	136,317
Personal loan	66,104	60,992
Payroll loans	74,524	73,472
Vehicles	36,637	33,324
Mortgage loans	125,261	112,511
Corporate	160,840	136,461
Micro / small and medium companies	194,192	169,110
Foreign loans - Latin America	224,887	188,403
Total loans and lease operations	1,025,493	910,590
Provision for Expected Loss	(49,024)	(50,863)
Total loans and lease operations, net of Expected Credit Loss	976,469	859,727

By maturity	12/31/2024	12/31/2023
Overdue as from 1 day	23,496	27,531
Falling due up to 3 months	273,729	241,247
Falling due from 3 months to 12 months	262,710	236,555
Falling due after 1 year	465,558	405,257
Total loans and lease operations	1,025,493	910,590

By concentration	12/31/2024	12/31/2023
Largest debtor	6,658	5,378
10 largest debtors	44,294	34,637
20 largest debtors	66,407	54,100
50 largest debtors	106,980	87,446
100 largest debtors	148,748	121,866

The Expected loss comprises Expected Credit Loss for Financial Guarantees Pledged R$ (988) (R$ (887) at 12/31/2023) and Loan Commitments R$ (3,940) (R$ (3,311) at 12/31/2023).

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2023							12/31/2024
Individuals	317,335	(53,024)	(1,189)	35,139	243	-	49,245	347,749
Corporate	130,916	(938)	(19)	475	42	-	27,497	157,973
Micro / Small and medium companies	145,422	(11,902)	(1,715)	4,864	170	-	35,027	171,866
Foreign loans - Latin America	166,981	(8,863)	(884)	3,378	22	-	38,431	199,065
Total	760,654	(74,727)	(3,807)	43,856	477	-	150,200	876,653

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2023							12/31/2024
Individuals	63,579	(35,139)	(14,153)	53,024	1,307	-	(2,150)	66,468
Corporate	956	(475)	(564)	938	11	-	149	1,015
Micro / Small and medium companies	13,087	(4,864)	(5,410)	11,902	527	-	(3,020)	12,222
Foreign loans - Latin America	12,077	(3,378)	(4,601)	8,863	475	-	568	14,004
Total	89,699	(43,856)	(24,728)	74,727	2,320	-	(4,453)	93,709

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2023							12/31/2024
Individuals	35,702	(243)	(1,307)	1,189	14,153	(24,156)	6,019	31,357
Corporate	4,589	(42)	(11)	19	564	(160)	(3,107)	1,852
Micro / Small and medium companies	10,601	(170)	(527)	1,715	5,410	(5,435)	(1,490)	10,104
Foreign loans - Latin America	9,345	(22)	(475)	884	4,601	(1,556)	(959)	11,818
Total	60,237	(477)	(2,320)	3,807	24,728	(31,307)	463	55,131

Consolidated 3 Stages	Balance at	Derecognition (2)	Acquisition / (Settlement)	Closing balance
	12/31/2023			12/31/2024
Individuals	416,616	(24,156)	53,114	445,574
Corporate	136,461	(160)	24,539	160,840
Micro / Small and medium companies	169,110	(5,435)	30,517	194,192
Foreign loans - Latin America	188,403	(1,556)	38,040	224,887
Total	910,590	(31,307)	146,210	1,025,493
1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2)	Includes updating the estimate regarding the write-off of operations.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	305,210	(58,899)	(2,256)	37,760	186	-	35,334	317,335
Corporate	133,205	(1,040)	(31)	421	118	-	(1,757)	130,916
Micro / Small and medium companies	142,621	(14,081)	(1,328)	5,786	422	-	12,002	145,422
Foreign loans - Latin America	182,516	(8,899)	(903)	4,281	14	-	(10,028)	166,981
Total	763,552	(82,919)	(4,518)	48,248	740	-	35,551	760,654

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	59,639	(37,760)	(14,261)	58,899	1,299	-	(4,237)	63,579
Corporate	901	(421)	(297)	1,040	13	-	(280)	956
Micro / Small and medium companies	12,299	(5,786)	(5,376)	14,081	682	-	(2,813)	13,087
Foreign loans - Latin America	13,863	(4,281)	(4,222)	8,899	339	-	(2,521)	12,077
Total	86,702	(48,248)	(24,156)	82,919	2,333	-	(9,851)	89,699

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	35,254	(186)	(1,299)	2,256	14,261	(25,133)	10,549	35,702
Corporate	5,162	(118)	(13)	31	297	(138)	(632)	4,589
Micro / Small and medium companies	9,976	(422)	(682)	1,328	5,376	(4,930)	(45)	10,601
Foreign loans - Latin America	8,776	(14)	(339)	903	4,222	(2,823)	(1,380)	9,345
Total	59,168	(740)	(2,333)	4,518	24,156	(33,024)	8,492	60,237

Consolidated 3 Stages	Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022			12/31/2023
Individuals	400,103	(25,133)	41,646	416,616
Corporate	139,268	(138)	(2,669)	136,461
Micro / Small and medium companies	164,896	(4,930)	9,144	169,110
Foreign loans - Latin America	205,155	(2,823)	(13,929)	188,403
Total	909,422	(33,024)	34,192	910,590
1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,885 (R$ 1,641 at 12/31/2023) before the modification, which gave rise to an effect on profit or loss of R$ 23 (R$ 23 from 01/01 to 12/31/2023). At 12/31/2024, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 266 (R$ 384 at 12/31/2023).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2023							12/31/2024
Individuals	(4,923)	1,131	18	(1,809)	(7)	-	(707)	(6,297)
Corporate	(780)	14	-	(18)	(13)	-	114	(683)
Micro / Small and medium companies	(1,148)	203	28	(310)	(33)	-	(49)	(1,309)
Foreign loans - Latin America	(1,892)	223	19	(129)	(3)	-	(870)	(2,652)
Total	(8,743)	1,571	65	(2,266)	(56)	-	(1,512)	(10,941)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2023							12/31/2024
Individuals	(6,127)	1,809	4,769	(1,131)	(153)	-	(5,049)	(5,882)
Corporate	(697)	18	63	(14)	(5)	-	202	(433)
Micro / Small and medium companies	(1,864)	310	1,410	(203)	(129)	-	(1,184)	(1,660)
Foreign loans - Latin America	(1,497)	129	928	(223)	(124)	-	(841)	(1,628)
Total	(10,185)	2,266	7,170	(1,571)	(411)	-	(6,872)	(9,603)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2023							12/31/2024
Individuals	(18,001)	7	153	(18)	(4,769)	24,156	(19,258)	(17,730)
Corporate	(5,213)	13	5	-	(63)	160	3,014	(2,084)
Micro / Small and medium companies	(5,496)	33	129	(28)	(1,410)	5,435	(3,557)	(4,894)
Foreign loans - Latin America	(3,225)	3	124	(19)	(928)	1,556	(1,283)	(3,772)
Total	(31,935)	56	411	(65)	(7,170)	31,307	(21,084)	(28,480)

Consolidated 3 Stages	Balance at	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2023			12/31/2024
Individuals	(29,051)	24,156	(25,014)	(29,909)
Corporate	(6,690)	160	3,330	(3,200)
Micro / Small and medium companies	(8,508)	5,435	(4,790)	(7,863)
Foreign loans - Latin America	(6,614)	1,556	(2,994)	(8,052)
Total	(50,863)	31,307	(29,468)	(49,024)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,414)	1,111	49	(1,381)	(8)	-	720	(4,923)
Corporate	(480)	16	1	(40)	(4)	-	(273)	(780)
Micro / Small and medium companies	(1,431)	251	22	(418)	(110)	-	538	(1,148)
Foreign loans - Latin America	(2,339)	201	21	(155)	(2)	-	382	(1,892)
Total	(9,664)	1,579	93	(1,994)	(124)	-	1,367	(8,743)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,647)	1,381	4,719	(1,111)	(128)	-	(5,341)	(6,127)
Corporate	(503)	40	46	(16)	(4)	-	(260)	(697)
Micro / Small and medium companies	(2,227)	418	1,312	(251)	(133)	-	(983)	(1,864)
Foreign loans - Latin America	(1,546)	155	851	(201)	(110)	-	(646)	(1,497)
Total	(9,923)	1,994	6,928	(1,579)	(375)	-	(7,230)	(10,185)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(19,220)	8	128	(49)	(4,719)	25,133	(19,282)	(18,001)
Corporate	(4,470)	4	4	(1)	(46)	138	(842)	(5,213)
Micro / Small and medium companies	(5,932)	110	133	(22)	(1,312)	4,930	(3,403)	(5,496)
Foreign loans - Latin America	(3,115)	2	110	(21)	(851)	2,823	(2,173)	(3,225)
Total	(32,737)	124	375	(93)	(6,928)	33,024	(25,700)	(31,935)

Consolidated 3 Stages	Balance at	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022			12/31/2023
Individuals	(30,281)	25,133	(23,903)	(29,051)
Corporate	(5,453)	138	(1,375)	(6,690)
Micro / Small and medium companies	(9,590)	4,930	(3,848)	(8,508)
Foreign loans - Latin America	(7,000)	2,823	(2,437)	(6,614)
Total	(52,324)	33,024	(31,563)	(50,863)
1)	In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees of R$ (988) (R$ (887) at 12/31/2023) and Loan commitments of R$ (3,940) (R$ (3,311) at 12/31/2023).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2024			12/31/2023
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,505	(462)	2,043	2,208	(482)	1,726
Up to 1 year	2,505	(462)	2,043	2,208	(482)	1,726
Non-current	8,987	(2,687)	6,300	8,690	(2,739)	5,951
From 1 to 2 years	1,918	(507)	1,411	1,584	(434)	1,150
From 2 to 3 years	1,481	(392)	1,089	1,338	(416)	922
From 3 to 4 years	1,024	(309)	715	1,022	(333)	689
From 4 to 5 years	960	(256)	704	770	(275)	495
Over 5 years	3,604	(1,223)	2,381	3,976	(1,281)	2,695
Total	11,492	(3,149)	8,343	10,898	(3,221)	7,677

Financial lease revenues are composed of:

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Financial income	811	884	901
Variable payments	11	7	7
Total	822	891	908

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	12/31/2024				12/31/2023
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	115	112	115	111	139	140	139	139
Working capital	397	397	397	397	502	502	502	502
Total	512	509	512	508	641	642	641	641
1)	Under Other liabilities.

From 01/01 to 12/31/2024, operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 424 (R$ 219 from 01/01 to 12/31/2023), net of the Allowance for Loan Losses.

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2024	01/01 to 12/31/2024
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	8,548	1,169	(3)	1,166
Joint ventures	1,526	(122)	9	(113)
Total	10,074	1,047	6	1,053

	12/31/2023	01/01 to 12/31/2023			01/01 to 12/31/2022
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates	7,853	993	21	1,014	736
Joint ventures	1,440	(73)	-	(73)	(64)
Total	9,293	920	21	941	672

At 12/31/2024, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.45% total capital and 41.62% voting capital; 50.92% total capital and 41.67% voting capital at 12/31/2023); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2023); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2023); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2023); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2023); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2023); Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2023); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2023); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2023); Banfur lnternational S.A. (30% total and voting capital; 30% at 12/31/2023); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2023); Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2023) and Riblinor S.A. (40% total and voting capital). At 05/31/2024 ocurred the disposal of the investment of Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% at 12/31/2023)

At 12/31/2024, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2023); ConectCar Instituição de Pagamento e  Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2023); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2023); Avenue Holding Cayman Ltd (33.60% total and 34.11% voting capital; 35% at 12/31/2023) and includes result not arising from subsidiaries' net income.

 Note 12 - Lease Operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 12/31/2024, total cash outflow with lease amounted to R$ 987 and lease agreements in the amount of R$ 200 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2024	12/31/2023
Up to 3 months	244	275
3 months to 1 year	716	706
From 1 to 5 years	2,728	2,588
Over 5 years	1,348	1,197
Total Financial Liability	5,036	4,766

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Sublease revenues	34	26	26
Depreciation expenses	(710)	(863)	(951)
Interest expenses	(261)	(367)	(414)
Lease expenses for low value assets	(95)	(104)	(102)
Variable expenses not include in lease liabilities	(51)	(57)	(58)
Total	(1,083)	(1,365)	(1,499)

In the periods from 01/01 to 12/31/2024, from 01/01 to 12/31/2023 and from 01/01 to 12/31/2022, there was no impairment adjustment.

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	12/31/2024
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		9,738	(3,934)	(244)	5,560
Land		1,997	-	-	1,997
Buildings and Improvements	4% to 10%	7,741	(3,934)	(244)	3,563
Other fixed assets		15,745	(12,044)	(68)	3,633
Installations and furniture	10% to 20%	3,524	(2,693)	(17)	814
Data processing systems	20% to 50%	9,424	(7,991)	(51)	1,382
Other (1)	10% to 20%	2,797	(1,360)	-	1,437
Total		25,483	(15,978)	(312)	9,193
1)	Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets	12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		9,075	(3,706)	(198)	5,171
Land		2,039	-	-	2,039
Buildings and Improvements	4% to 10%	7,036	(3,706)	(198)	3,132
Other fixed assets		15,353	(11,321)	(68)	3,964
Installations and furniture	10% to 20%	3,347	(2,530)	(17)	800
Data processing systems	20% to 50%	9,330	(7,480)	(51)	1,799
Other (1)	10% to 20%	2,676	(1,311)	-	1,365
Total		24,428	(15,027)	(266)	9,135
1)	Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

At 12/31/2024 there were no contractual commitments for purchase of the fixed assets (R$ 3 at 12/31/2023).

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2023	12,255	2,227	5,177	19,577	7,602	46,838
Acquisitions	135	-	412	4,125	863	5,535
Termination / disposals	-	(7)	(5)	(269)	(591)	(872)
Exchange variation	927	162	263	138	122	1,612
Other	-	(16)	22	(3)	-	3
Balance at 12/31/2024	13,317	2,366	5,869	23,568	7,996	53,116
Amortization
Balance at 12/31/2023	-	(1,242)	(3,713)	(8,422)	(3,766)	(17,143)
Amortization expense	-	(82)	(448)	(3,048)	(1,278)	(4,856)
Termination / disposals	-	6	4	1	591	602
Exchange variation	-	(76)	(162)	(88)	(116)	(442)
Other	-	16	1	-	-	17
Balance at 12/31/2024	-	(1,378)	(4,318)	(11,557)	(4,569)	(21,822)
Impairment
Balance at 12/31/2023	(4,420)	(648)	(174)	(1,089)	-	(6,331)
Increase	-	-	-	(237)	(100)	(337)
Exchange variation	(548)	(81)	-	-	-	(629)
Balance at 12/31/2024	(4,968)	(729)	(174)	(1,326)	(100)	(7,297)
Book value
Balance at 12/31/2024	8,349	259	1,377	10,685	3,327	23,997
1)	Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2022	12,431	2,366	5,423	16,088	7,634	43,942
Acquisitions	603	-	452	3,634	687	5,376
Termination / disposals	-	(246)	(100)	(43)	(599)	(988)
Exchange variation	(777)	133	(56)	(95)	(120)	(915)
Other	(2)	(26)	(542)	(7)	-	(577)
Balance at 12/31/2023	12,255	2,227	5,177	19,577	7,602	46,838
Amortization
Balance at 12/31/2022	-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Amortization expense	-	(87)	(431)	(2,295)	(1,276)	(4,089)
Termination / disposals	-	227	58	-	569	854
Exchange variation	-	(49)	18	56	107	132
Other	-	24	379	(50)	-	353
Balance at 12/31/2023	-	(1,242)	(3,713)	(8,422)	(3,766)	(17,143)
Impairment
Balance at 12/31/2022	(4,881)	(559)	(171)	(824)	-	(6,435)
Increase	-	-	(3)	(265)	-	(268)
Exchange variation	461	(89)	-	-	-	372
Balance at 12/31/2023	(4,420)	(648)	(174)	(1,089)	-	(6,331)
Book value
Balance at 12/31/2023	7,835	337	1,290	10,066	3,836	23,364
1)	Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,313) (R$ (1,249) at 12/31/2023) is disclosed in the General and administrative expenses (Note 23).

Goodwill and Intangible Assets from Incorporation are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 3,073 (R$ 2,709 at 12/31/2023).

Note 15 - Deposits

	12/31/2024			12/31/2023
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	394,741	528,589	923,330	367,270	470,534	837,804
Savings deposits	180,730	-	180,730	174,765	-	174,765
Interbank deposits	6,454	770	7,224	6,445	3	6,448
Time deposits	207,557	527,819	735,376	186,060	470,531	656,591
Non-interest bearing deposits	131,411	-	131,411	113,548	-	113,548
Demand deposits	124,920	-	124,920	105,634	-	105,634
Other deposits	6,491	-	6,491	7,914	-	7,914
Total	526,152	528,589	1,054,741	480,818	470,534	951,352

Note 16 - Financial liabilities designated at fair value through profit or loss

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2024			12/31/2023
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	-	318	318	2	294	296
Total	-	318	318	2	294	296

The effect of credit risk of these instruments is not significant at 12/31/2024 and 12/31/2023.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

	Interest rate (p.a.)	12/31/2024			12/31/2023
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		168,870	2	168,872	159,712	7	159,719
Government securities	11.8% to 12.15%	126,565	-	126,565	128,600	-	128,600
Corporate securities	40% to 100% of CDI	41,275	-	41,275	30,714	-	30,714
Own issue	10.88% to 13.8%	-	2	2	1	7	8
Foreign	3.4% to 7.9%	1,030	-	1,030	397	-	397
Assets received as collateral	11.8% to 12.15%	118,867	-	118,867	127,437	-	127,437
Right to sell or repledge the collateral	0.12% to 13.65%	57,896	43,152	101,048	44,256	31,374	75,630
Total		345,633	43,154	388,787	331,405	31,381	362,786

b) Interbank market funds

	Interest rate (p.a.)	12/31/2024			12/31/2023
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	4.43% to 15.06%	23,878	46,205	70,083	38,061	43,136	81,197
Real estate credit bills	7% to 13%	36,871	15,241	52,112	28,476	20,479	48,955
Rural credit bills	5% to 13.72%	34,803	14,941	49,744	17,037	22,035	39,072
Guaranteed real estate bills	5.11% to 14%	13,252	51,239	64,491	6,131	53,059	59,190
Import and export financing	0% to 10.20%	102,796	15,125	117,921	81,594	5,550	87,144
Onlending domestic	0% to 18%	6,538	11,405	17,943	4,472	8,615	13,087
Total		218,138	154,156	372,294	175,771	152,874	328,645

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	12/31/2024			12/31/2023
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	IPCA to 100% of CDI	27	45,197	45,224	836	45,841	46,677
Foreign loans through securities	0.09% to 5.61%	14,166	61,746	75,912	9,442	53,250	62,692
Funding from structured operations certificates	5.39% to 19.88%	2,840	16,571	19,411	975	9,247	10,222
Total		17,033	123,514	140,547	11,253	108,338	119,591

The fair value of Funding from structured operations certificates is R$ 21,280 (R$ 11,448 at 12/31/2023).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2024	12/31/2023

Subordinated financial bills - BRL
	2,146	2019	Perpetual	114% of SELIC	1,294	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,033	1,052
	50	2019	2028	CDI + 0.72%	-	71
	2,281	2019	2029	CDI + 0.75%	-	3,227
	450	2020	2029	CDI + 1.85%	715	633
	106	2020	2030	IPCA + 4.64%	166	151
	1,556	2020	2030	CDI + 2%	2,486	2,199
	5,488	2021	2031	CDI + 2%	8,443	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,027	1,029
	1,161	2023	2034	102% of CDI	1,198	1,141
	108	2023	2034	CDI + 0.2%	112	107
	122	2023	2034	10.63%	126	121
	700	2023	Perpetual	CDI + 1.9%	712	713
	107	2023	2034	IPCA + 5.48%	114	106
	530	2024	2034	100% of CDI	541	-
	3,100	2024	2034	CDI + 0.65%	3,226	-
	1,000	2024	Perpetual	CDI + 0.9%	1,033	-
	2,830	2024	Perpetual	CDI + 1.1%	2,834	-
	470	2024	2039	102% of CDI	481	-
				Total	25,541	20,256

Subordinated euronotes - USD
	1,250	2017	Perpetual	7.72%	-	6,042
	750	2018	Perpetual	7.86%	4,746	3,709
	750	2019	2029	4.50%	-	3,640
	700	2020	Perpetual	4.63%	4,404	3,441
	501	2021	2031	3.88%	3,080	2,430
				Total	12,230	19,262

Subordinated bonds - CLP
	180,351	2008	2033	3.50% to 4.92%	1,578	1,366
	97,962	2009	2035	4.75%	1,248	1,060
	1,060,250	2010	2032	4.35%	124	105
	1,060,250	2010	2035	3.90% to 3.96%	286	242
	1,060,250	2010	2036	4.48%	1,363	1,152
	1,060,250	2010	2038	3.93%	993	839
	1,060,250	2010	2040	4.15% to 4.29%	765	647
	1,060,250	2010	2042	4.45%	373	315
	57,168	2014	2034	3.80%	488	412
				Total	7,218	6,138

Subordinated bonds - COP
	146,000	2013	2028	IPC + 2%	208	186
	780,392	2014	2024	LIB	-	835
				Total	208	1,021

Subordinated bonds - USD
	172	2023	2024	8.90%	22	-
	878	2024	2024	7.18%	5	-
				Total	27	-

Total					45,224	46,677

Note 18 - Other assets and liabilities

a) Other assets

	Note	12/31/2024	12/31/2023
Financial		138,325	129,050
At amortized cost		136,713	127,699
Receivables from credit card issuers		82,014	80,957
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,662	13,277
Trading and intermediation of securities		24,152	18,655
Income receivable		4,080	3,784
Operations without credit granting characteristics, net of provisions		9,759	10,016
Net amount receivables from reimbursement of provisions	29c	358	943
Deposits in guarantee of fund raisings abroad		40	67
Foreign exchange portfolio		2,648	-
At fair value through profit or loss		1,612	1,351
Other financial assets		1,612	1,351
Non-financial		29,064	20,027
Sundry foreign		4,524	771
Prepaid expenses		8,503	7,714
Sundry domestic		4,028	4,629
Assets of post-employment benefit plans	26e	301	343
Encrypted digital assets		2,345	-
Lease right-of-use		4,070	3,351
Other		5,293	3,219
Current		144,402	127,104
Non-current		22,987	21,973

b) Other liabilities

	Note	12/31/2024	12/31/2023
Financial		192,951	182,348
At amortized cost		192,407	181,788
Credit card operations		164,872	156,406
Trading and intermediation of securities		18,636	15,510
Foreign exchange portfolio		-	2,354
Finance leases		3,681	3,302
Other		5,218	4,216
At fair value through profit or loss		544	560
Other financial liabilities		544	560
Non-financial		55,759	41,867
Funds in transit		25,124	15,250
Charging and collection of taxes and similar		398	608
Social and statutory		12,487	10,675
Deferred income		1,258	1,316
Sundry domestic		5,076	3,435
Personnel provision		2,731	2,386
Provision for sundry payments		2,260	1,865
Obligations on official agreements and rendering of payment services		2,433	2,035
Liabilities from post-employment benefit plans	26e	2,361	2,772
Other		1,631	1,525
Current		237,767	212,882
Non-current		10,943	11,333

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

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2024
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	12/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2024	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Treasury shares (1)	12/31/2023	-	436,671	436,671	(11)
Acquisition of treasury shares		-	54,000,000	54,000,000	(1,775)
Result from delivery of treasury shares		-	(26,405,838)	(26,405,838)	877
Treasury shares (1)	12/31/2024	-	28,030,833	28,030,833	(909)
Number of total shares at the end of the period (2)	12/31/2024	4,958,290,359	4,817,814,156	9,776,104,515
Number of total shares at the end of the period (2)	12/31/2023	4,958,290,359	4,845,408,318	9,803,698,677

		12/31/2023
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result from delivery of treasury shares		-	(28,832,017)	(28,832,017)	749
Treasury shares (1)	12/31/2023	-	436,671	436,671	(11)
Number of total shares at the end of the period (2)	12/31/2023	4,958,290,359	4,845,408,318	9,803,698,677
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660
1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2)	Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

Cost / market value	12/31/2024		12/31/2023
	Common	Preferred	Common	Preferred
Minimum	-	31.42	-	25.52
Weighted average	-	32.83	-	26.49
Maximum	-	33.66	-	27.13
Treasury shares
Average cost	-	32.43	-	25.98
Market value on the last day of the base date	26.90	30.73	28.84	33.97

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

I - Calculation of dividends and interest on capital

	12/31/2024	12/31/2023	12/31/2022
Statutory net income	37,318	33,389	29,695
Adjustments:
(-) Legal reserve - 5% (1)	(1,406)	(1,669)	(1,485)
Dividend calculation basis	35,912	31,720	28,210
Minimum mandatory dividend - 25%	8,978	7,930	7,053
Dividends and interest on capital paid / accrued / identified	25,724	21,468	8,368
1)	Legal reserve must be constituted up to the limit of 20% of the Capital.

II - Stockholders' compensation

	12/31/2024
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		6,729	(1,009)	5,720
Interest on capital - 11 monthly installments paid from February to December 2024	0.0150	1,901	(285)	1,616
Interest on capital - paid on 08/30/2024	0.2055	2,370	(356)	2,014
Interest on capital - paid on 08/30/2024	0.2134	2,458	(368)	2,090
Accrued (Recorded in Other liabilities - Social and statutory)		5,886	(882)	5,004
Interest on capital - 1 monthly installment paid on 01/02/2025	0.0150	173	(26)	147
Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025	0.2320	2,673	(400)	2,273
Interest on capital - credited on 11/28/2024 to be paid on 04/30/2025	0.2640	3,040	(456)	2,584
Identified in Profit Reserves in Stockholders' Equity		15,489	(489)	15,000
Interest on capital	0.2834	3,260	(489)	2,771
Dividends	1.2509	12,229	-	12,229
Total - 01/01 to 12/31/2024		28,104	(2,380)	25,724

	12/31/2023
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		7,079	(1,061)	6,018
Interest on capital - 11 monthly installments paid from February to December 2023	0.0150	1,902	(285)	1,617
lnterest on capital - paid on 08/25/2023	0.2227	2,567	(385)	2,182
lnterest on capital - paid on 08/25/2023	0.2264	2,610	(391)	2,219
Accrued (Recorded in Other liabilities - Social and statutory)		5,236	(786)	4,450
Interest on capital - 1 monthly installment paid on 01/02/2024	0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024	0.2289	2,639	(396)	2,243
Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024	0.2102	2,424	(364)	2,060
Identified in Profit Reserves in Stockholders' Equity		11,000	-	11,000
Dividends	1.1251	11,000	-	11,000
Total - 01/01 to 12/31/2023		23,315	(1,847)	21,468

	12/31/2022
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		4,906	(735)	4,171
Interest on capital - 11 monthly installment paids from February to December 2022	0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)		4,938	(741)	4,197
Interes on capital - 1 monthly installment paid on 01/02/2023	0.0150	173	(26)	147
Interest on capital - credited on 12/08/2022 to be paid until 04/28/2023	0.4133	4,765	(715)	4,050
Total - 01/01 to 12/31/2022		9,844	(1,476)	8,368

c) Capital reserves and profit reserves

	12/31/2024	12/31/2023
Capital reserves	2,732	2,620
Premium on subscription of shares	284	284
Share-based payment	2,444	2,332
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves (1)	121,428	104,465
Legal (2)	18,146	16,740
Statutory (3)	87,793	76,725
Special revenue (4)	15,489	11,000
Total reserves at parent company	124,160	107,085
1)	Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2)	Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3)	Its main purpose is to ensure the yield flow to shareholders.
4)	Refers to Dividends declared after 12/31/2024 and 12/31/2023.

Statutory reserves include R$ 854, which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders’ equity		Income
	12/31/2024	12/31/2023	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Banco Itaú Chile	8,009	6,690	627	598	887
Itaú Colombia S.A.	21	19	-	-	3
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	706	853	174	147	123
Luizacred S.A. Soc. Cred. Financiamento Investimento	976	328	148	(49)	(50)
Other	482	983	94	76	72
Total	10,194	8,873	1,043	772	1,035

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

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Partner plan	(336)	(264)	(180)
Share-based plan	(482)	(473)	(418)
Total	(818)	(737)	(598)

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

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 12/31/2024	01/01 to 12/31/2023
	Quantity	Quantity
Opening balance	62,425,428	48,253,812
New	23,264,639	24,920,268
Delivered	(7,991,750)	(9,533,753)
Cancelled	(3,394,551)	(1,214,899)
Closing balance	74,303,766	62,425,428
Weighted average of remaining contractual life (years)	2.19	2.36
Market value weighted average (R$)	26.93	21.88

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

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 12/31/2024	01/01 to 12/31/2023
	Quantity	Quantity
Opening balance	43,494,634	44,230,077
New	20,149,613	21,725,220
Delivered	(20,728,831)	(22,097,907)
Cancelled	(714,417)	(362,756)
Closing balance	42,200,999	43,494,634
Weighted average of remaining contractual life (years)	0.84	0.89
Market value weighted average (R$)	32.50	25.76

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Central Bank of Brazil deposits	12,505	12,569	10,228
Interbank deposits	4,436	4,122	3,145
Securities purchased under agreements to resell	36,171	33,898	25,467
Financial assets at fair value through other comprehensive income	36,937	27,463	20,546
Financial assets at amortized cost	12,038	13,126	11,823
Loan operations	138,781	130,462	116,844
Other financial assets	1,390	745	1,112
Total	242,258	222,385	189,165

b) Interest and similar expense

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Deposits	(68,489)	(71,508)	(52,358)
Securities sold under repurchase agreements	(36,262)	(41,624)	(28,399)
Interbank market funds	(51,600)	(34,543)	(22,878)
Institutional market funds	(10,581)	(10,239)	(12,757)
Other	(346)	(336)	(355)
Total	(167,278)	(158,250)	(116,747)

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Securities	12,170	31,399	8,882
Derivatives (1)	19,781	(2,954)	3,477
Financial assets designated at fair value through profit or loss	(3)	479	660
Other financial assets at fair value through profit or loss	2	1,897	1,800
Financial liabilities at fair value through profit or loss	(14)	(1,731)	(1,535)
Financial liabilities designated at fair value	75	55	41
Total	32,011	29,145	13,325
1)	Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2024, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (2,891) (R$ 1,131 from 01/01 to 12/31/2023) of Expected losses, R$ (90) (R$ (53) from 01/01 to 12/31/2023) for Financial assets at fair value through other comprehensive income and R$ (2,801) (R$ 1,184 from 01/01 to 12/31/2023) for Financial assets at amortized cost.

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

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Credit and debit cards	20,076	21,177	19,989
Current account services	6,379	6,877	7,528
Asset management	6,539	5,792	5,872
Funds	4,983	4,395	4,952
Consortia	1,556	1,397	920
Credit operations and financial guarantees provided	2,782	2,544	2,539
Credit operations	1,171	1,100	1,185
Financial guarantees provided	1,611	1,444	1,354
Collection services	2,126	2,031	1,971
Advisory services and brokerage	4,920	3,596	3,348
Custody services	641	602	617
Other	3,608	3,112	2,702
Total	47,071	45,731	44,566

Note 23 - General and administrative expenses

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Personnel expenses	(35,618)	(32,400)	(31,317)
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other	(27,365)	(25,389)	(24,558)
Employees’ profit sharing and Share-based payment	(8,253)	(7,011)	(6,759)
Administrative expenses	(19,289)	(18,523)	(17,825)
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(8,051)	(7,851)	(7,873)
Data processing and telecommunications	(5,190)	(5,027)	(4,359)
Installations and Materials	(2,395)	(2,243)	(2,201)
Advertising, promotions and publicity	(1,976)	(1,996)	(2,003)
Other	(1,677)	(1,406)	(1,389)
Depreciation and amortization	(7,177)	(6,529)	(5,750)
Other expenses	(17,332)	(18,307)	(14,038)
Selling - credit cards	(6,286)	(6,114)	(6,183)
Claims losses	(801)	(1,007)	(1,143)
Selling of non-financial products	(4,990)	(641)	(365)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(353)	(1,595)	(133)
Provision for lawsuits civil	(1,609)	(1,679)	(1,072)
Provision for tax and social security lawsuits and other risks	(1,019)	(726)	(553)
Refund of interbank costs	(530)	(409)	(354)
Impairment	(383)	(338)	(16)
Other	(1,361)	(5,798)	(4,219)
Total	(79,416)	(75,759)	(68,930)

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

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Income / (loss) before income tax and social contribution	47,556	39,700	36,694
Charges (income tax and social contribution) at the rates in effect (1)	(21,401)	(17,865)	(16,665)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	1,478	1,168	954
Interest on capital	5,559	5,419	4,449
Other nondeductible expenses net of non taxable income (2)	4,931	2,593	4,667
Income tax and social contribution expenses	(9,433)	(8,685)	(6,595)
Related to temporary differences
Increase / (reversal) for the period	4,005	2,862	143
(Expenses) / Income from deferred taxes	4,005	2,862	143
Total income tax and social contribution expenses	(5,428)	(5,823)	(6,452)
1)	In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December.
2)	Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

01/01/2024	12/31/2023	Realization / Reversal	Increase	12/31/2024
Reflected in income	58,714	(17,283)	23,205	64,636
Provision for expected loss	37,658	(6,430)	10,552	41,780
Related to tax losses and social contribution loss carryforwards	2,325	(385)	529	2,469
Provision for profit sharing	2,794	(2,794)	3,258	3,258
Provision for devaluation of securities with permanent impairment	1,006	(1,006)	1,738	1,738
Provisions	5,869	(2,354)	2,762	6,277
Civil lawsuits	1,227	(730)	742	1,239
Labor claims	2,867	(1,509)	1,816	3,174
Tax and social security obligations	1,775	(115)	204	1,864
Legal obligations	279	(15)	111	375
Adjustments of operations carried out on the futures settlement market	-	-	787	787
Adjustment to fair value of financial assets - At fair value through profit or loss	755	(755)	245	245
Provision relating to health insurance operations	395	(30)	-	365
Other	7,633	(3,514)	3,223	7,342
Reflected in stockholders’ equity	2,954	(244)	2,860	5,570
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,022	(244)	2,490	4,268
Cash flow hedge	108	-	284	392
Other	824	-	86	910
Total	61,668	(17,527)	26,065	70,206

01/01/2023	12/31/2022	Realization / Reversal	Increase	12/31/2023
Reflected in income	55,806	(19,135)	22,043	58,714
Provision for expected loss	34,160	(9,142)	12,640	37,658
Related to tax losses and social contribution loss carryforwards	2,496	(547)	376	2,325
Provision for profit sharing	2,635	(2,635)	2,794	2,794
Provision for devaluation of securities with permanent impairment	812	(812)	1,006	1,006
Provisions	5,734	(2,224)	2,359	5,869
Civil lawsuits	1,230	(781)	778	1,227
Labor claims	3,010	(1,328)	1,185	2,867
Tax and social security obligations	1,494	(115)	396	1,775
Legal obligations	464	(207)	22	279
Adjustments of operations carried out on the futures settlement market	171	(171)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	804	(804)	755	755
Provision relating to health insurance operations	400	(5)	-	395
Other	8,130	(2,588)	2,091	7,633
Reflected in stockholders’ equity	3,453	(1,196)	697	2,954
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,546	(962)	438	2,022
Cash flow hedge	342	(234)	-	108
Other	565	-	259	824
Total	59,259	(20,331)	22,740	61,668

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 58,859 (R$ 53,691 at 12/31/2023) and R$ 603 (R$ 560 at 12/31/2023), respectively.

II - The deferred tax liabilities balance and its changes are represented by:

01/01/2024	12/31/2023	Realization / reversal	Increase	12/31/2024
Reflected in income	7,148	(2,368)	4,285	9,065
Depreciation in excess finance lease	130	(23)	-	107
Adjustment of deposits in guarantee and provisions	1,572	(9)	191	1,754
Post-employment benefits	15	(15)	260	260
Adjustments of operations carried out on the futures settlement market	416	(416)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	1,450	(1,450)	3,538	3,538
Taxation of results abroad – capital gains	740	-	24	764
Other	2,825	(455)	272	2,642
Reflected in stockholders’ equity	1,389	(147)	1,643	2,885
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,381	(143)	1,643	2,881
Post-employment benefits	8	(4)	-	4
Total	8,537	(2,515)	5,928	11,950

01/01/2023
	12/31/2022	Realization / reversal	Increase	12/31/2023
Reflected in income	7,111	(2,300)	2,337	7,148
Depreciation in excess finance lease	141	(11)	-	130
Adjustment of deposits in guarantee and provisions	1,439	(92)	225	1,572
Post-employment benefits	17	(17)	15	15
Adjustments of operations carried out on the futures settlement market	42	(42)	416	416
Adjustment to fair value of financial assets - At fair value through profit or loss	1,554	(1,554)	1,450	1,450
Taxation of results abroad – capital gains	734	(10)	16	740
Other	3,184	(574)	215	2,825
Reflected in stockholders’ equity	859	(331)	861	1,389
Adjustment to fair value of financial assets - At fair value through other comprehensive income	854	(331)	858	1,381
Post-employment benefits	5	-	3	8
Total	7,970	(2,631)	3,198	8,537

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 58,859 (R$ 53,691 at 12/31/2023) and R$ 603 (R$ 560 at 12/31/2023), respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%
2025	12,140	17.9%	404	16.4%	12,544	17.9%	(1,209)	10.1%	11,335	19.5%
2026	7,872	11.6%	171	6.9%	8,043	11.5%	(313)	2.6%	7,730	13.3%
2027	7,468	11.0%	99	4.0%	7,567	10.8%	(272)	2.3%	7,295	12.5%
2028	7,093	10.5%	100	4.1%	7,193	10.2%	(405)	3.4%	6,788	11.7%
2029	6,758	10.0%	170	6.9%	6,928	9.9%	(851)	7.1%	6,077	10.4%
After 2029	26,406	39.0%	1,525	61.7%	27,931	39.7%	(8,900)	74.5%	19,031	32.6%
Total	67,737	100.0%	2,469	100.0%	70,206	100.0%	(11,950)	100.0%	58,256	100.0%
Present value (1)	52,656		1,806		54,462		(8,021)		46,441
1)	The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2024, deferred tax assets not accounted for correspond to R$ 88 (R$ 273 at 12/31/2023) and result from Management’s evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	12/31/2024	12/31/2023
Taxes and contributions on income payable		4,364	3,970
Deferred tax liabilities	24b II	603	560
Other		6,378	4,672
Total		11,345	9,202
Current		8,444	7,915
Non-current		2,901	1,287

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income attributable to owners of the parent company	41,085	33,105	29,207
Minimum non-cumulative dividends on preferred shares	(117)	(117)	(117)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(120)	(120)	(120)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	20,691	16,634	14,661
Preferred	20,157	16,234	14,309
Total net income available to equity owners
Common	20,811	16,754	14,781
Preferred	20,274	16,351	14,426
Weighted average number of outstanding shares
Common	5,454,119,395	5,454,119,395	5,454,119,395
Preferred	5,313,264,028	5,323,043,889	5,322,863,899
Basic earnings per share – R$
Common	3.82	3.07	2.71
Preferred	3.82	3.07	2.71

Basic and diluted earnings per share and the weighted average of the number of outstanding shares were adjusted to reflect the share bonus described in Note 34.

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income available to preferred equity owners	20,274	16,351	14,426
Dividends on preferred shares after dilution effects	153	104	81
Net income available to preferred equity owners considering preferred shares after the dilution effect	20,427	16,455	14,507
Net income available to ordinary equity owners	20,811	16,754	14,781
Dividend on preferred shares after dilution effects	(153)	(104)	(81)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	20,658	16,650	14,700
Adjusted weighted average of shares
Common	5,454,119,395	5,454,119,395	5,454,119,395
Preferred	5,393,166,984	5,390,443,388	5,382,629,327
Preferred	5,313,264,028	5,323,043,889	5,322,863,899
Incremental as per share-based payment plans	79,902,956	67,399,499	59,765,428
Diluted earnings per share – R$
Common	3.79	3.05	2.70
Preferred	3.79	3.05	2.70

There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

Basic and diluted earnings per share and the weighted average of the number of outstanding shares were adjusted to reflect the share bonus described in Note 34.

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

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	12/31/2024	12/31/2023
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	11.59% p.a.	9.56% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.
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

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Fixed income securities	20,732	22,363	96.5%	94.2%
Quoted in an active market	20,117	21,705	93.6%	91.4%
Non quoted in an active market	615	658	2.9%	2.8%
Variable income securities	9	640	-	2.7%
Quoted in an active market	4	630	-	2.7%
Non quoted in an active market	5	10	-	-
Structured investments	120	128	0.6%	0.5%
Non quoted in an active market	120	128	0.6%	0.5%
Real estate	546	544	2.5%	2.3%
Loans to participants	83	79	0.4%	0.3%
Total	21,490	23,754	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 472 (R$ 464 at 12/31/2023).

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

		12/31/2024
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amounts recognized in income (1+2+3+4)		2,226	(2,015)	(397)	(186)	105	(7)	98	(65)	(153)
1 - Cost of current service		-	(29)	-	(29)	-	-	-	-	(29)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,226	(1,986)	(397)	(157)	41	(7)	34	(65)	(188)
4 - Other revenues and expenses (1)		-	-	-	-	64	-	64	-	64
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(3,240)	2,762	290	(188)	(133)	6	(127)	88	(227)
5 - Effects on asset ceiling		-	-	290	290	-	6	6	-	296
6 - Remeasurements		(3,244)	2,790	-	(454)	(133)	-	(133)	88	(499)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	3,197	-	3,197	-	-	-	91	3,288
Experience of the plan (2)		(3,244)	(407)	-	(3,651)	(133)	-	(133)	(3)	(3,787)
7 - Exchange variation		4	(28)	-	(24)	-	-	-	-	(24)
Other (8+9+10)		(1,250)	1,808	-	558	-	-	-	191	749
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,808)	1,808	-	-	-	-	-	191	191
10 - Contributions and investments from sponsor		558	-	-	558	-	-	-	-	558
Amounts at the end of period		21,490	(19,035)	(4,237)	(1,782)	365	(81)	284	(562)	(2,060)
Amount recognized in Assets	18a				17			284	-	301
Amount recognized in Liabilities	18b				(1,799)			-	(562)	(2,361)

		12/31/2023
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		2,193	(1,969)	(388)	(164)	(39)	(4)	(43)	(79)	(286)
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other revenues and expenses (1)		-	-	-	-	(79)	-	(79)	-	(79)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		1,136	(1,685)	(8)	(557)	12	(34)	(22)	(37)	(616)
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan (2)		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		(1,508)	1,701	-	193	-	-	-	189	382
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at the end of period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amount recognized in Assets	18a				30			313	-	343
Amount recognized in Liabilities	18b				(1,996)			-	(776)	(2,772)
1)	Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2)	Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

Net interest correspond to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a. (On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 53, in Other Comprehensive Income is R$ 8 and in income/(expense) is R$ 2.

f) Defined benefit contributions

	Estimated contributions	Contributions made
	2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Retirement plan - FIU	17	70	69
Retirement plan - FUNBEP	94	453	91
Total (1)	111	523	160
1)	Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2025	2026	2027	2028	2029	2030	to	2034
Pension plan - FIU	8.08	1,244	1,192	1,230	1,264	1,298	6,886
Pension plan - FUNBEP	7.60	716	733	750	767	782	4,084
Other post-employment benefits	7.29	85	91	72	45	47	258
Total		2,045	2,016	2,052	2,076	2,127	11,228
1)	Average duration of plan´s actuarial liabilities.

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

Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5 p.p.	(654)	-	242	(18)	-	18
Decrease by 0.5 p.p.	701	-	(264)	20	-	(20)
Mortality table
Increase by 5%	(203)	-	77	(9)	-	9
Decrease by 5%	212	-	(81)	10	-	(10)
Medical inflation
Increase by 1 p.p.	-	-	-	44	-	(44)
Decrease by 1 p.p.	-	-	-	(38)	-	38
1)	Net of effects of asset ceiling

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

Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets.

The liquidity management of insurance and private pension contracts is detailed in Note 32.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	12/31/2024			12/31/2023
		(Assets) / Liabilities	Income		(Assets) / Liabilities	Income
			Contractual	Financial		Contractual	Financial
General Model (BBA)		16,399	2,332	(1,385)	15,762	2,361	(538)
lnsurance	27a I	5,752	2,463	(268)	5,134	2,461	(242)
Private pension	27a II	10,647	(131)	(1,117)	10,628	(100)	(296)
Variable Fee Approach (VFA)	27a II	289,823	1,869	(22,310)	255,193	1,709	(28,044)
Private pension		289,823	1,869	(22,310)	255,193	1,709	(28,044)
Simplified Model (PAA)	27a I	611	2,335	16	450	2,062	(3)
lnsurance		631	2,382	11	488	2,068	(2)
Reinsurance		(20)	(47)	5	(38)	(6)	(1)
Total Insurance contracts and private pension		306,833	6,536	(23,679)	271,405	6,132	(28,585)
lnsurance		6,383	4,845	(257)	5,622	4,529	(244)
Reinsurance		(20)	(47)	5	(38)	(6)	(1)
Private pension		300,470	1,738	(23,427)	265,821	1,609	(28,340)
Current		611	-	-	450
Non-current		306,222	-	-	270,955

Insurance of General Model (BBA) are composed of assets of R$ (46) (R$ (103) at 12/31/2023) and liabilities of R$ 5,798 (R$ 5,237 at 12/31/2023).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	12/31/2024				12/31/2023
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	3,015	1,960	609	5,584	2,248	1,936	697	4,881
Income from Insurance Contracts and Private Pension	(6,446)	(39)	1,687	(4,798)	(5,791)	(150)	1,418	(4,523)
Financial Income from Insurance Contracts and Private Pension	233	(71)	-	162	137	174	25	336
Premiums Received, Claims and Other Expenses Paid	7,066	-	(1,651)	5,415	6,421	-	(1,531)	4,890
Closing Balance	3,868	1,850	645	6,363	3,015	1,960	609	5,584

	12/31/2024				12/31/2023
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening Balance - 01/01	86	5,215	283	5,584	(145)	4,756	270	4,881
Realization of Insurance Contractual Margin	-	(5,194)	-	(5,194)	-	(4,554)	-	(4,554)
Actuarial Remeasurements	1,557	(1,151)	(10)	396	1,266	(1,198)	(37)	31
Income from Insurance Contracts and Private Pension	1,557	(6,345)	(10)	(4,798)	1,266	(5,752)	(37)	(4,523)
New Recognized Insurance Contracts	(6,760)	6,743	17	-	(5,943)	5,921	22	-
Financial Income from Insurance Contracts and Private Pension	(152)	315	(1)	162	18	290	28	336
Recognized in Income for the period	(76)	315	13	252	(59)	290	14	245
Recognized in Other Comprehensive Income	(76)	-	(14)	(90)	77	-	14	91
Premiums Received, Claims and Other Expenses Paid	5,415	-	-	5,415	4,890	-	-	4,890
Closing Balance	146	5,928	289	6,363	86	5,215	283	5,584

II - Private pension

	12/31/2024				12/31/2023
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	265,128	595	98	265,821	227,952	184	86	228,222
Income from Insurance Contracts and Private Pension	(89,794)	137	87,919	(1,738)	(84,584)	148	82,827	(1,609)
Financial Income from Insurance Contracts and Private Pension	22,753	(16)	(1)	22,736	29,186	263	6	29,455
Premiums Received, Claims and Other Expenses Paid	101,575	-	(87,924)	13,651	92,574	-	(82,821)	9,753
Closing Balance	299,662	716	92	300,470	265,128	595	98	265,821

	12/31/2024				12/31/2023
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening balance - 01/01	245,564	19,936	321	265,821	210,255	17,696	271	228,222
Realization of Insurance Contractual Margin	-	(1,899)	-	(1,899)	-	(1,829)	-	(1,829)
Actuarial Remeasurements	379	(196)	(22)	161	(1,330)	1,534	16	220
Income from Insurance Contracts and Private Pension	379	(2,095)	(22)	(1,738)	(1,330)	(295)	16	(1,609)
New Recognized Insurance Contracts	(3,103)	3,097	6	-	(2,520)	2,514	6	-
Financial Income from Insurance Contracts and Private Pension	22,729	6	1	22,736	29,406	21	28	29,455
Recognized in Income for the period	23,410	6	11	23,427	28,309	21	10	28,340
Recognized in Other Comprehensive Income	(681)	-	(10)	(691)	1,097	-	18	1,115
Premiums Received, Claims and Other Expenses Paid	13,651	-	-	13,651	9,753	-	-	9,753
Closing Balance	279,220	20,944	306	300,470	245,564	19,936	321	265,821

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 287,919 (R$ 253,287 at 12/31/2023).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	12/31/2024			12/31/2023
	lnsurance	Private Pension	Total	lnsurance	Private Pension	Total
1 year	2,388	2,068	4,456	1,944	1,736	3,680
2 years	1,638	2,084	3,722	1,222	1,861	3,083
3 years	1,188	2,115	3,303	1,011	1,897	2,908
4 years	580	2,077	2,657	717	1,903	2,620
5 years	115	1,935	2,050	295	1,806	2,101
Over 5 years	19	10,665	10,684	26	10,733	10,759
Total	5,928	20,944	26,872	5,215	19,936	25,151

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 2,241 (R$ 2,532 from 01/01 to 12/31/2023), with the balance of margin of these contracts corresponding to R$ 17,798 (R$ 19,809 at 12/31/2023).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	12/31/2024					12/31/2023
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	7.43%	5.69%	6.29%	6.18%	5.88%	5.56%	4.91%	5.25%	5.59%	5.65%
IPCA	7.63%	8.05%	7.79%	7.59%	7.36%	5.87%	5.09%	5.09%	5.20%	5.31%
TR	13.07%	13.48%	13.24%	12.78%	12.58%	9.35%	9.10%	9.32%	9.48%	9.45%

d) Claims development

Occurrence date	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	Total
At the end of event period	1,016	1,262	1,164	1,122	1,201
After 1 year	1,248	1,529	1,414	1,383
After 2 years	1,283	1,571	1,444
After 3 years	1,298	1,584
After 4 years	1,308
Accumulated payments through base date	1,292	1,554	1,431	1,384	1,104	6,765
Liabilities recognized in the balance sheet						705
Liabilities in relation to prior periods						17
Other estimates						19
Adjustment to present value						(44)
Risk adjustment to non-financial risk						40
Liability for Claims incurred at 12/31/2024						737

Note 28 - Fair value

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Assets and liabilities measured at fair value

The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	12/31/2024				12/31/2023
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial assets	535,394	130,188	2,158	667,740	523,741	117,030	2,371	643,142
Financial assets at fair value through profit or loss	432,075	127,422	1,940	561,437	396,210	114,775	2,118	513,103
Investment funds	1,280	35,823	-	37,103	225	26,345	-	26,570
Brazilian government securities	358,886	2,810	-	361,696	333,539	8,553	-	342,092
Government securities – Latin America	4,381	-	-	4,381	2,875	-	-	2,875
Government securities – Abroad	1,473	-	-	1,473	2,562	-	-	2,562
Corporate securities	66,055	87,177	1,940	155,172	57,009	78,526	2,118	137,653
Shares	7,659	18,115	106	25,880	9,089	17,375	71	26,535
Rural product note	-	941	-	941	-	4,203	-	4,203
Bank deposit certificates	-	450	-	450	-	128	-	128
Real estate receivables certificates	265	1,289	100	1,654	197	1,268	126	1,591
Debentures	55,942	29,466	1,734	87,142	45,070	29,583	1,895	76,548
Eurobonds and other	1,968	23	-	1,991	2,459	-	5	2,464
Financial bills	-	33,071	-	33,071	-	22,548	4	22,552
Promissory and commercial notes	-	1,216	-	1,216	-	2,585	17	2,602
Other	221	2,606	-	2,827	194	836	-	1,030
Other Financial Assets	-	1,612	-	1,612	-	1,351	-	1,351
Financial assets at fair value through other comprehensive income	103,319	2,766	218	106,303	127,531	2,255	253	130,039
Brazilian government securities	64,377	-	-	64,377	83,672	233	-	83,905
Government securities – Latin America	21,470	-	-	21,470	23,872	-	-	23,872
Government securities – Abroad	13,026	-	-	13,026	9,910	-	-	9,910
Corporate securities	4,446	2,766	218	7,430	10,077	2,022	253	12,352
Shares	509	57	-	566	5,900	50	193	6,143
Rural product note	-	126	-	126	-	-	-	-
Bank deposit certificates	-	83	-	83	-	44	-	44
Real estate receivables certificates	-	57	-	57	-	67	-	67
Debentures	761	519	218	1,498	1,045	728	-	1,773
Eurobonds and other	3,162	1,650	-	4,812	3,061	936	60	4,057
Financial credit bills	-	53	-	53	-	-	-	-
Other	14	221	-	235	71	197	-	268
Designated as fair value through profit or loss	318	-	-	318	-	-	-	-
Brazilian government securities	43	-	-	43	-	-	-	-
Government securities – Latin America	275	-	-	275	-	-	-	-
Non-financial assets	2,345	-	-	2,345	-	-	-	-
Financial liabilities at fair value through profit or loss	-	(862)	-	(862)	-	(856)	-	(856)
Structured notes	-	(318)	-	(318)	-	(296)	-	(296)
Other financial liabilities	-	(544)	-	(544)	-	(560)	-	(560)

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2024				12/31/2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	5	92,062	372	92,439	6	54,983	262	55,251
Swap Contracts – adjustment receivable	-	55,106	322	55,428	-	37,721	236	37,957
Option Contracts	-	21,139	31	21,170	-	7,712	6	7,718
Forward Contracts	-	1,721	18	1,739	-	3,255	19	3,274
Credit derivatives	-	632	1	633	-	281	1	282
NDF - Non Deliverable Forward	-	12,207	-	12,207	-	5,378	-	5,378
Other derivative financial instruments	5	1,257	-	1,262	6	636	-	642
Liabilities	(67)	(85,171)	(175)	(85,413)	(112)	(51,974)	(389)	(52,475)
Swap Contracts – adjustment payable	-	(51,242)	(152)	(51,394)	-	(35,369)	(372)	(35,741)
Option Contracts	-	(20,580)	(8)	(20,588)	-	(8,971)	(1)	(8,972)
Forward Contracts	-	(1,435)	(15)	(1,450)	-	(2,966)	(16)	(2,982)
Credit derivatives	-	(795)	-	(795)	-	(149)	-	(149)
NDF - Non Deliverable Forward	-	(10,761)	-	(10,761)	-	(4,478)	-	(4,478)
Other derivative financial instruments	(67)	(358)	-	(425)	(112)	(41)	-	(153)

In all periods, there were no material transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and Other non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

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

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2024	12/31/2023	Recognized in income	Recognized in other comprehensive income				12/31/2024

Financial assets at fair value through profit or loss	2,118	286	-	1,209	(585)	(1,088)	1,940	(994)
Corporate securities	2,118	286	-	1,209	(585)	(1,088)	1,940	(994)
Shares	71	36	-	3	(4)	-	106	(98)
Real estate receivables certificates	126	(27)	-	83	(95)	13	100	(78)
Debentures	1,895	306	-	950	(259)	(1,158)	1,734	(818)
Promissory notes	17	-	-	-	-	(17)	-	-
Eurobonds and other	5	(41)	-	132	(87)	(9)	-	-
Financial bills	4	-	-	-	(4)	-	-	-
Other	-	12	-	41	(136)	83	-	-
Financial assets at fair value through other comprehensive income	253	12	6	504	(372)	(185)	218	-
Corporate securities	253	12	6	504	(372)	(185)	218	-
Shares	193	-	-	-	(193)	-	-	-
Debentures	-	7	(1)	216	(144)	140	218	-
Eurobonds and other	60	5	7	288	(35)	(325)	-	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2023	Recognized in income	Recognized in other comprehensive income				12/31/2024

Derivatives - assets	262	176	-	235	(216)	(85)	372	270
Swap Contracts – adjustment receivable	236	164	-	168	(169)	(77)	322	271
Option Contracts	6	13	-	67	(47)	(8)	31	(2)
Forward contracts	19	(1)	-	-	-	-	18	-
Credit derivatives	1	-	-	-	-	-	1	1
Derivatives - liabilities	(389)	(215)	-	(306)	239	496	(175)	13
Swap Contracts – adjustment payable	(372)	(233)	-	(252)	216	489	(152)	6
Option Contracts	(1)	17	-	(54)	23	7	(8)	7
Forward contracts	(16)	1	-	-	-	-	(15)	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2023	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Financial assets at fair value through profit or loss	339	(5)	-	920	(300)	1,164	2,118	(1,009)
Corporate securities	339	(5)	-	920	(300)	1,164	2,118	(1,009)
Shares	86	(14)	-	9	(10)	-	71	(100)
Real estate receivables certificates	151	(38)	-	2	-	11	126	(64)
Debentures	84	(36)	-	740	(67)	1,174	1,895	(845)
Rural Product Note	7	5	-	2	-	(14)	-	-
Promissory notes	-	(3)	-	20	-	-	17	-
Eurobonds and other	4	84	-	137	(220)	-	5	-
Financial bills	7	(3)	-	10	(3)	(7)	4	-
Financial assets at fair value through other comprehensive income	58	(19)	153	51	(8)	18	253	-
Corporate securities	58	(19)	153	51	(8)	18	253	-
Shares	45	(3)	151	-	-	-	193	-
Bank deposit certificates	13	(13)	-	-	-	-	-	-
Debentures	-	-	(1)	35	-	(34)	-	-
Eurobonds and other	-	(3)	3	16	(8)	52	60	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Derivatives - assets	671	80	-	157	(104)	(542)	262	244
Swap Contracts – adjustment receivable	631	108	-	133	(94)	(542)	236	240
Option Contracts	34	(32)	-	14	(10)	-	6	1
Forward contracts	6	3	-	10	-	-	19	3
Credit derivatives	-	1	-	-	-	-	1	-
Derivatives - liabilities	(569)	(74)	-	(387)	189	452	(389)	273
Swap Contracts – adjustment payable	(561)	(70)	-	(369)	176	452	(372)	274
Option Contracts	(2)	(3)	-	(9)	13	-	(1)	(1)
Forward contracts	(6)	(1)	-	(9)	-	-	(16)	-

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

Sensitivity – Level 3 Operations		12/31/2024		12/31/2023
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(7.4)	(0.1)	(3.5)	-
	II	(185.8)	(3.1)	(89.2)	(0.9)
	III	(372.2)	(6.2)	(178.9)	(1.8)
Commodities, Indexes and Shares	I	(5.7)	-	(13.3)	(9.6)
	II	(11.4)	-	(26.7)	(19.2)
Nonlinear	I	(25.1)	-	(0.1)	-
	II	(45.8)	-	(0.2)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	12/31/2024		12/31/2023
	Book value	Fair value	Book value	Fair value
Financial assets	1,912,804	1,913,073	1,686,225	1,693,038
At Amortized Cost	1,912,804	1,913,073	1,686,225	1,693,038
Central Bank of Brazil deposits	160,698	160,698	145,404	145,404
Interbank deposits	66,931	66,931	51,007	51,009
Securities purchased under agreements to resell	243,220	243,220	238,321	238,321
Securities	327,507	325,734	260,743	260,427
Loan and lease operations	1,025,493	1,027,535	910,590	917,717
Other financial assets	136,713	136,713	127,699	127,699
(-) Provision for expected loss	(47,758)	(47,758)	(47,539)	(47,539)
Financial liabilities	2,153,704	2,155,880	1,948,360	1,948,549
At Amortized Cost	2,148,776	2,150,952	1,944,162	1,944,351
Deposits	1,054,741	1,054,745	951,352	951,332
Securities sold under repurchase agreements	388,787	388,787	362,786	362,786
Interbank market funds	372,294	372,587	328,645	328,667
Institutional market funds	140,547	142,426	119,591	119,778
Other financial liabilities	192,407	192,407	181,788	181,788
Provision for Expected Loss	4,928	4,928	4,198	4,198
Loan commitments	3,940	3,940	3,311	3,311
Financial guarantees	988	988	887	887

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

    •   Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The carrying amounts for these instruments are close to their fair values.

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

Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of credit to be released and Financial guarantees, which amount to R$ 196,845 (R$ 123,471 at 12/31/2023) with an estimated fair value of R$ 111 (R$ 123 at 12/31/2023).

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

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		12/31/2024
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,203	7,821	2,141	13,165
(-) Provisions guaranteed by indemnity clause	2c XII	(205)	(962)	-	(1,167)
Subtotal		2,998	6,859	2,141	11,998
Adjustment / Interest	23	122	515	-	637
Changes in the period reflected in income	23	1,487	3,539	325	5,351
Increase		2,062	3,958	325	6,345
Reversal		(575)	(419)	-	(994)
Payment / Transfer		(1,569)	(3,371)	(1,400)	(6,340)
Subtotal		3,038	7,542	1,066	11,646
(+) Provisions guaranteed by indemnity clause	2c XII	169	671	-	840
Closing balance		3,207	8,213	1,066	12,486
Current		1,535	3,443	115	5,093
Non-current		1,672	4,770	951	7,393

		12/31/2023
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,231	8,186	1,844	13,261
(-) Provisions guaranteed by indemnity clause	2c XII	(207)	(952)	-	(1,159)
Subtotal		3,024	7,234	1,844	12,102
Adjustment / Interest	23	129	288	-	417
Changes in the period reflected in income	23	1,340	2,373	332	4,045
Increase		1,913	2,729	363	5,005
Reversal		(573)	(356)	(31)	(960)
Payment / Transfer		(1,495)	(3,036)	(35)	(4,566)
Subtotal		2,998	6,859	2,141	11,998
(+) Provisions guaranteed by indemnity clause	2c XII	205	962	-	1,167
Closing balance		3,203	7,821	2,141	13,165
Current		1,499	2,922	2,141	6,562
Non-current		1,704	4,899	-	6,603

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	12/31/2024	12/31/2023
Opening balance - 01/01		6,579	6,214
(-) Provisions guaranteed by indemnity clause	2c XII	(79)	(75)
Subtotal		6,500	6,139
Adjustment / Interest (1)		543	382
Changes in the period reflected in income		(274)	373
Increase (1)		61	722
Reversal (1)		(335)	(349)
Payment		(129)	(394)
Subtotal		6,640	6,500
(+) Provisions guaranteed by indemnity clause	2c XII	83	79
Closing balance		6,723	6,579
Current		-	-
Non-current		6,723	6,579
1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

    •   INSS – Non-compensatory Amounts – R$ 2,219: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,389.

    •   PIS and COFINS – Calculation Basis – R$ 741: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 719.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,480 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,048 (R$ 870 at 12/31/2023).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 52,872 (R$ 45,080  at 12/31/2023), and the main cases are described below:

    •   INSS – Non-compensatory Amounts – R$ 11,552: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

    •   ISS – Banking Activities/Provider Establishment – R$ 8,412: the levy and/or payment place of ISS for certain banking revenues are discussed.

    •   IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,957: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

    •   IRPJ and CSLL – Goodwill – Deduction – R$ 4,141: the deductibility of goodwill for future expected profitability on the acquisition of investments.

    •   PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,886: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

    •   IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,356: cases in which the liquidity and the certainty of credits offset are discussed.

    •   IRPJ and CSLL – Disallowance of Losses – R$ 5,933: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

    •   IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,965: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 358 (R$ 943 at 12/31/2023) (Note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		12/31/2024				12/31/2023
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,961	2,094	9,607	13,662	13,277
Investment fund quotas		458	74	2	534	574
Surety		73	60	5,320	5,453	5,683
Insurance bond		2,024	1,716	18,692	22,432	21,011
Guarantee by government securities		-	-	361	361	325
Total		4,516	3,944	33,982	42,442	40,870

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

    •   Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

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

b) Consolidated Statement of Managerial Result

		01/01 to 12/31/2024
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		101,057	58,014	9,887	168,958	(908)	168,050
Interest margin		61,956	41,259	9,232	112,447	(8,599)	103,848
Commissions and Banking Fees		28,559	16,176	375	45,110	1,961	47,071
Income from insurance and private pension operations before claim and selling expenses		10,542	579	280	11,401	(4,419)	6,982
Other revenues		-	-	-	-	10,149	10,149
Cost of Credit		(29,819)	(4,675)	-	(34,494)	2,183	(32,311)
Claims		(1,589)	(26)	-	(1,615)	1,615	-
Operating margin		69,649	53,313	9,887	132,849	2,890	135,739
Other operating income / (expenses)		(48,552)	(21,248)	(2,541)	(72,341)	(15,842)	(88,183)
Non-interest expenses		(41,946)	(18,438)	(1,755)	(62,139)	(17,277)	(79,416)
Tax expenses for ISS, PIS and COFINS and Other		(6,606)	(2,810)	(786)	(10,202)	388	(9,814)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,047	1,047
Income before income tax and social contribution		21,097	32,065	7,346	60,508	(12,952)	47,556
Income tax and social contribution		(5,482)	(10,502)	(1,879)	(17,863)	12,435	(5,428)
Non-controlling interests		(491)	(650)	(101)	(1,242)	199	(1,043)
Net income		15,124	20,913	5,366	41,403	(318)	41,085

12/31/2024	Total assets (*) -	1,842,885	1,418,456	243,230	3,048,537	(194,062)	2,854,475
	Total liabilities -	1,774,738	1,333,954	185,422	2,838,080	(204,889)	2,633,191
(*) Includes:
Investments in associates and joint ventures		2,343	-	6,214	8,557	1,517	10,074
Fixed assets, net		7,490	1,590	-	9,080	113	9,193
Goodwill and Intangible assets, net		8,808	9,383	-	18,191	5,806	23,997
1)	The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 74,980 (R$ 64,135 from 01/01 to 12/31/2023), result of financial assets and liabilities at fair value through profit or loss of R$ 32,011 (R$ 29,145 from 01/01 to 12/31/2023) and foreign exchange results and exchange variations in foreign transactions of R$ (3,143) (R$ 4,432 from 01/01 to 12/31/2023).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (7,177) (R$ (6,529) from 01/01 to 12/31/2023).

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

Interest margin includes interest and similar income and expenses of R$ 72,418, result of financial assets and liabilities at fair value through profit or loss of R$ 13,325 and foreign exchange results and exchange variations in foreign transactions of R$ 1,280.

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (5,750).

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2024			12/31/2023
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	27,940	5,250	33,190	27,855	4,644	32,499

	01/01 to 12/31/2024			01/01 to 12/31/2023			01/01 to 12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	219,281	51,845	271,126	221,534	34,428	255,962	173,746	30,024	203,770
Income from insurance contracts and private pension (3)	6,982	-	6,982	6,613	-	6,613	5,407	-	5,407
Commissions and Banking Fees (3)	41,888	5,183	47,071	41,147	4,584	45,731	40,062	4,504	44,566
1)	Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2)	ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3)	In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

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

The principal unconsolidated related parties are as follows:

    •   Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

    •   Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

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

    •   Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

    •   Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	12/31/2024				12/31/2023
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets
lnterbank investments	-	820	-	820	-	321	-	321
Loan operations	-	141	448	589	-	355	324	679
Securities and derivatives (asset and liability position)	527	373	3,211	4,111	1,307	317	3,096	4,720
Other assets	-	437	54	491	1	357	39	397
Total assets	527	1,771	3,713	6,011	1,308	1,350	3,459	6,117

Liabilities
Deposits	-	(129)	(1,157)	(1,286)	-	(92)	(1,306)	(1,398)
Deposits received under securities repurchase agreements	-	(279)	(71)	(350)	-	(119)	(75)	(194)
Funds from acceptances and issuance of securities	-	(29)	(146)	(175)	-	-	(82)	(82)
Other liabilities	(2)	(13)	(1,576)	(1,591)	(8)	(9)	(1,072)	(1,089)
Total Liabilities	(2)	(450)	(2,950)	(3,402)	(8)	(220)	(2,535)	(2,763)

ITAÚ UNIBANCO HOLDING	01/01 to 12/31/2024				01/01 to 12/31/2023				01/01 to 12/31/2022
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of lncome
lncome	156	91	914	1,161	173	48	629	850	166	51	969	1,186
Expenses	-	(74)	(482)	(556)	-	(20)	(298)	(318)	-	(7)	(187)	(194)
Other operating revenues / (expenses)	14	(167)	(839)	(992)	14	(81)	(196)	(263)	13	(98)	(60)	(145)
lncome	170	(150)	(407)	(387)	187	(53)	135	269	179	(54)	722	847

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 191, Liabilities of R$ (7,641) and Results of R$ 19 (R$ 185, R$ (7,099) at 12/31/2023 and R$ (62) and R$ 16 from 01/01 to 12/31/2023 and 01/01 to 12/31/2022, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Fees	(711)	(686)	(603)
Profit sharing	(321)	(275)	(255)
Post-employment benefits	(10)	(6)	(5)
Share-based payment plan	(229)	(179)	(142)
Total	(1,271)	(1,146)	(1,005)

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.
Note 32 - Risk and Capital Management

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

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

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING’s employees in their daily routines are as follows:

    •   Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution.

    •   Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management, which encourage the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

    •   Risk Pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

    •   Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business.

    •   Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services.

    •   Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution’s reputation.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, that perform delegated duties in the risk and capital management, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of defense, namely:

    •   1st line of defense: business areas and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks.

    •   2nd line of defense: risk area, an independent unit that provides central control, ensuring that risks of ITAÚ UNIBANCO HOLDING are managed and are supported by risk management principles (risk appetite, policies, established procedures and dissemination of the risk culture in the business). This centralized control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions.

    •   3rd line of defense: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

b) Risk Management

Risk Appetite

Risk Appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment.

ITAÚ UNIBANCO HOLDING has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

    •   Capitalization: establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings.

    •   Liquidity: establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

    •   Composition of results: establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

    •   Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

    •   Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution’s conduct.

    •   Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, which will guide the use of preventive measures to ensure that exposures are in line with the ITAÚ UNIBANCO HOLDING’s strategy.

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

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship) models.

For wholesale public and agro, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

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

Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

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

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2024					12/31/2023
Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,464,464	(52,936)	(2,183)	538	1,347	1,302,826	(51,884)	(2,298)	422	1,090
1)	Composed of Loan operations, lease operations and securities.

Expected loss comprises Expected credit loss for Financial guarantees R$ (988) (R$ (887) at 12/31/2023) and Loan commitments R$ (3,940) (R$ (3,311) at 12/31/2023).

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

For Retail business portfolios, ITAÚ UNIBANCO HOLDING migrates credit contracts overdue for over 30 days to stage 2, except payroll loans to public bodies (45 days in arrears) and INSS (45 days in arrears) due to the dynamics of product transfer payments and portfolio risk.

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

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	12/31/2024			12/31/2023
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	1,929,282	583,321	2,512,603	1,772,360	466,854	2,239,214
At Amortized Cost	1,340,099	412,007	1,752,106	1,206,141	334,680	1,540,821
Interbank deposits	26,709	40,222	66,931	22,248	28,759	51,007
Securities purchased under agreements to resell	238,593	4,627	243,220	235,656	2,665	238,321
Securities	302,599	24,908	327,507	227,232	33,511	260,743
Loan and lease operations	708,917	316,576	1,025,493	658,471	252,119	910,590
Other financial assets	103,711	33,002	136,713	102,555	25,144	127,699
(-) Provision for expected loss	(40,430)	(7,328)	(47,758)	(40,021)	(7,518)	(47,539)
At Fair Value through Other Comprehensive Income	31,268	75,035	106,303	53,130	76,909	130,039
Securities	31,268	75,035	106,303	53,130	76,909	130,039
At Fair Value through Profit or Loss	557,915	96,279	654,194	513,089	55,265	568,354
Securities	533,887	26,256	560,143	497,042	14,710	511,752
Derivatives	22,416	70,023	92,439	14,696	40,555	55,251
Other financial assets	1,612	-	1,612	1,351	-	1,351
Financial liabilities - Provision for expected loss	4,298	630	4,928	3,706	492	4,198
Loan commitments	3,648	292	3,940	3,062	249	3,311
Financial guarantees	650	338	988	644	243	887
Off-balance sheet	609,945	86,714	696,659	485,517	68,033	553,550
Financial guarantees	95,890	28,025	123,915	83,413	19,209	102,622
Letters of credit to be released	72,930	-	72,930	20,850	-	20,850
Loan commitments	441,125	58,689	499,814	381,254	48,824	430,078
Mortgage loans	21,136	-	21,136	16,368	-	16,368
Overdraft accounts	187,426	-	187,426	171,725	-	171,725
Credit cards	228,347	4,703	233,050	189,141	3,297	192,438
Other pre-approved limits	4,216	53,986	58,202	4,020	45,527	49,547
Total	2,534,929	669,405	3,204,334	2,254,171	534,395	2,788,566

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

I.IV.I - By business sector

Loan and lease operations

	12/31/2024%		12/31/2023%
Industry and commerce	222,945	21.7%	186,198	20.4%
Services	207,437	20.2%	182,795	20.1%
Other sectors	45,930	4.5%	38,078	4.2%
Individuals	549,181	53.6%	503,519	55.3%
Total	1,025,493	100.0%	910,590	100.0%

Other financial assets (1)

	12/31/2024%		12/31/2023%
Public sector	871,579	62.4%	831,963	66.7%
Services	196,419	14.1%	150,100	12.0%
Other sectors	181,722	13.0%	145,163	11.7%
Financial	146,823	10.5%	119,887	9.6%
Total	1,396,543	100.0%	1,247,113	100.0%
1)	Includes Financial Assets at Fair Value through Profit or Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees and Loan commitments) is neither categorized nor managed by business sector.

I.IV.II - By type and classification of credit risk

Loan and lease operations

	12/31/2024
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	347,749	290,397	816	638,962	66,468	11,946	2	78,416	31,357	48	-	31,405	445,574	302,391	818	748,783
Corporate	157,973	36,191	81,401	275,565	1,015	60	800	1,875	1,852	165	2,870	4,887	160,840	36,416	85,071	282,327
Micro/small and medium companies	171,866	106,004	13,163	291,033	12,222	1,195	159	13,576	10,104	82	175	10,361	194,192	107,281	13,497	314,970
Foreign loans - Latin America	199,065	50,716	23,965	273,746	14,004	2,862	534	17,400	11,818	148	30	11,996	224,887	53,726	24,529	303,142
Total	876,653	483,308	119,345	1,479,306	93,709	16,063	1,495	111,267	55,131	443	3,075	58,649	1,025,493	499,814	123,915	1,649,222
%	59.3%	32.7%	8.0%	100.0%	84.2%	14.4%	1.4%	100.0%	94.0%	0.8%	5.2%	100.0%	62.2%	30.3%	7.5%	100.0%

	12/31/2023
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	317,335	246,809	550	564,694	63,579	10,972	2	74,553	35,702	147	-	35,849	416,616	257,928	552	675,096
Corporate	130,916	30,053	70,585	231,554	956	461	146	1,563	4,589	35	2,666	7,290	136,461	30,549	73,397	240,407
Micro/small and medium companies	145,422	95,886	11,053	252,361	13,087	1,216	110	14,413	10,601	90	201	10,892	169,110	97,192	11,364	277,666
Foreign loans - Latin America	166,981	42,206	16,325	225,512	12,077	2,091	958	15,126	9,345	112	26	9,483	188,403	44,409	17,309	250,121
Total	760,654	414,954	98,513	1,274,121	89,699	14,740	1,216	105,655	60,237	384	2,893	63,514	910,590	430,078	102,622	1,443,290
%	59.7%	32.6%	7.7%	100.0%	84.9%	14.0%	1.1%	100.0%	94.8%	0.6%	4.6%	100.0%	63.1%	29.8%	7.1%	100.0%

Internal rating	12/31/2024				12/31/2023
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	817,782	68,406	-	886,188	702,746	65,971	-	768,717
Medium	58,817	14,214	-	73,031	57,893	12,087	-	69,980
High	54	11,089	-	11,143	15	11,641	-	11,656
Credit-impaired	-	-	55,131	55,131	-	-	60,237	60,237
Total	876,653	93,709	55,131	1,025,493	760,654	89,699	60,237	910,590
%	85.5%	9.1%	5.4%	100.0%	83.5%	9.9%	6.6%	100.0%

Other financial assets

	12/31/2024
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	37,103	3,891	3,501	33,707	33,558	44	44
Government securities	625,393	634,227	625,393	-	-	-	-
Brazilian government	537,924	546,673	537,924	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	47,847	47,830	47,847	-	-	-	-
Abroad	39,622	39,688	39,622	-	-	-	-
Corporate securities	327,802	325,789	319,114	4,247	3,686	9,219	5,002
Rural product note	61,009	60,013	59,842	880	797	564	370
Real estate receivables certificates	7,529	6,970	6,867	530	521	141	141
Bank deposit certificate	583	582	583	-	-	-	-
Debentures	162,883	161,571	157,825	941	757	8,084	4,301
Eurobonds and other	7,896	7,932	7,754	144	142	-	-
Financial bills	33,336	33,324	33,335	1	1	-	-
Promissory and commercial notes	17,496	17,350	17,333	176	163	-	-
Other	37,070	38,047	35,575	1,575	1,305	430	190
Total	990,298	963,907	948,008	37,954	37,244	9,263	5,046

F-102

	12/31/2023
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	26,570	21,030	20,559	5,971	5,971	40	40
Government securities	610,756	610,088	610,756	-	-	-	-
Brazilian government	520,964	520,375	520,964	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	54,612	54,443	54,612	-	-	-	-
Abroad	35,180	35,234	35,180	-	-	-	-
Corporate securities	264,354	262,020	258,662	6,433	5,135	1,433	557
Rural product note	42,159	41,685	41,646	322	310	331	203
Real estate receivables certificates	7,562	7,631	7,562	-	-	-	-
Bank deposit certificate	191	181	181	10	10	-	-
Debentures	135,134	132,727	131,279	4,693	3,530	842	325
Eurobonds and other	7,037	6,858	6,859	175	171	24	7
Financial bills	24,125	24,114	24,114	13	11	-	-
Promissory and commercial notes	12,832	12,503	12,472	361	360	-	-
Other	35,314	36,321	34,549	859	743	236	22
Total	901,680	893,138	889,977	12,404	11,106	1,473	597

Other financial assets - Internal classification by level of risk

12/31/2024
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	310,151	318,322	630,444	106,267	1,365,184
Medium	-	5,133	21,735	18	26,886
High	-	4,052	403	18	4,473
Total	310,151	327,507	652,582	106,303	1,396,543
%	22.2%	23.5%	46.7%	7.6%	100.0%

12/31/2023
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	289,328	257,238	564,288	129,990	1,240,844
Medium	-	3,084	2,604	49	5,737
High	-	421	111	-	532
Total	289,328	260,743	567,003	130,039	1,247,113
%	23.2%	20.9%	45.5%	10.4%	100.0%

Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 92,439 (R$ 55,251 at 12/31/2023).

I.IV.III - Collateral for loan and lease operations

	12/31/2024				12/31/2023
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	172,391	456,428	3,127	2,736	154,321	398,935	3,601	3,173
Personal (1)	8,128	25,156	1,673	1,556	4,359	16,157	1,881	1,760
Vehicles (2)	31,859	70,772	1,119	1,026	31,230	73,967	1,315	1,240
Mortgage loans (3)	132,404	360,500	335	154	118,732	308,811	405	173
Micro/small, medium companies and corporates (4)	166,845	592,523	63,892	60,395	167,843	596,817	45,885	43,484
Foreign loans - Latin America (4)	188,756	374,316	12,731	4,201	160,734	304,597	8,340	2,508
Total	527,992	1,423,267	79,750	67,332	482,898	1,300,349	57,826	49,165
1)	In general requires financial guarantees.
2)	Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3)	Properties themselves are pledged as collateral.
4)	Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 417,751 (R$ 369,866 at 12/31/2023) represent unsecured loans.

I.IV.IV - Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 794 (R$ 494 from 01/01 to 12/31/2023).

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

    •   Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

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

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1.000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 12/31/2024, the average total VaR in historical simulation was R$ 939 or 0.4% of total stockholders’ equity (R$ 931 or 0.5% of total stockholders’ equity from 01/01 to 12/31/2023).

	VaR Total (Historical Simulation) (in millions of reais) (1)
	12/31/2024				12/31/2023
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group
Interest rates	1,179	988	2,120	2,009	1,251	1,059	1,585	1,408
Currencies	36	18	64	50	29	12	74	20
Shares	51	35	86	46	30	14	55	41
Commodities	17	8	41	19	12	2	33	7
Effect of diversification	-	-	-	(381)	-	-	-	(382)
Total risk	939	756	1,902	1,743	931	718	1,247	1,094
1)	VaR by Risk Factor Group considers information from foreign units.

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

	12/31/2024						12/31/2023
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	617,119	433,855	245,916	923,202	338,412	2,558,504	600,522	345,039	243,631	795,985	294,149	2,279,326
At amortized cost	533,678	347,519	200,787	507,268	208,755	1,798,007	506,280	307,520	174,806	428,529	163,798	1,580,933
Central Bank of Brazil deposits	138,518	-	-	-	-	138,518	121,146	-	-	-	-	121,146
Interbank deposits	33,082	10,559	9,888	13,382	14	66,925	28,178	5,608	10,071	7,121	22	51,000
Securities purchased under agreements to resell	201,082	41,460	-	-	677	243,219	207,697	30,530	-	-	81	238,308
Securities	12,910	38,878	36,794	164,332	70,938	323,852	16,384	37,026	28,335	131,917	46,227	259,889
Loan and lease operations	148,086	256,622	154,105	329,554	137,126	1,025,493	132,875	234,356	136,400	289,491	117,468	910,590
At fair value through other comprehensive income	17,377	16,118	6,382	47,809	18,617	106,303	24,844	9,683	14,116	56,885	24,511	130,039
At fair value through profit or loss	66,064	70,218	38,747	368,125	111,040	654,194	69,398	27,836	54,709	310,571	105,840	568,354
Securities	50,816	57,814	24,538	332,313	94,662	560,143	59,071	19,439	49,087	289,490	94,665	511,752
Derivatives	15,232	12,321	13,888	35,285	15,713	92,439	10,327	8,357	5,613	20,484	10,470	55,251
Other financial assets	16	83	321	527	665	1,612	-	40	9	597	705	1,351
Financial liabilities	777,435	217,860	153,291	745,329	152,728	2,046,643	698,247	175,283	148,366	686,826	110,138	1,818,860
At amortized cost	766,631	203,641	137,520	710,423	142,153	1,960,368	690,259	169,109	140,559	666,315	99,287	1,765,529
Deposits	382,252	90,133	53,767	503,422	25,167	1,054,741	347,884	78,985	53,949	467,682	2,852	951,352
Securities sold under repurchase agreements	322,797	21,378	1,458	5,279	37,875	388,787	326,025	1,180	4,200	13,250	18,131	362,786
Interbank market funds	56,173	87,015	74,950	148,059	6,097	372,294	15,099	83,409	77,263	142,023	10,851	328,645
Institutional market funds	5,005	5,057	6,971	50,500	73,014	140,547	805	5,325	5,123	40,885	67,453	119,591
Premium bonds plans	404	58	374	3,163	-	3,999	446	210	24	2,475	-	3,155
At fair value through profit or loss	10,804	14,219	15,771	34,906	10,575	86,275	7,988	6,174	7,807	20,511	10,851	53,331
Derivatives	10,775	14,179	15,626	34,756	10,077	85,413	7,988	6,165	7,798	20,162	10,362	52,475
Structured notes	-	-	-	12	306	318	-	-	2	19	275	296
Other financial liabilities	29	40	145	138	192	544	-	9	7	330	214	560
Difference assets / liabilities (1)	(160,316)	215,995	92,625	177,873	185,684	511,861	(97,725)	169,756	95,265	109,159	184,011	460,466
Cumulative difference	(160,316)	55,679	148,304	326,177	511,861		(97,725)	72,031	167,296	276,455	460,466
Ratio of cumulative difference to total interest-bearing assets	(6.3)%	2.2%	5.8%	12.7%	20.0%		(4.3)%	3.2%	7.3%	12.1%	20.2%
1)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 69.5% or R$ 1,089,345, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	12/31/2024			12/31/2023
	0-30 days	Total	%	0-30 days	Total	%
Deposits	894,482	1,054,741		817,050	951,352
Demand deposits	124,920	124,920	8.0%	105,634	105,634	7.6%
Savings deposits	180,730	180,730	11.5%	174,765	174,765	12.5%
Time deposits (1)	580,855	735,376	46.9%	527,841	656,591	46.9%
Other	7,977	13,715	0.9%	8,810	14,362	1.0%
Interbank market funds (1)	189,700	372,294	23.7%	200,886	328,645	23.5%
Funds from own issue (2)	-	2	-	-	8	-
Institutional market funds	5,163	140,547	9.0%	1,106	119,591	8.5%
Total	1,089,345	1,567,584	100.0%	1,019,042	1,399,596	100.0%
1)	The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2)	Refers to Deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 362,609 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 163,863 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 221.3% (191.8% at 12/31/2023) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,375,854 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,127,870 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 122.0% (126.9% at 12/31/2023), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2024					12/31/2023
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total

Deposits	894,493	132,640	14,588	18,118	1,059,839	817,054	83,175	29,089	25,015	954,333
Demand deposits	124,920	-	-	-	124,920	105,634	-	-	-	105,634
Savings deposits	180,730	-	-	-	180,730	174,765	-	-	-	174,765
Time deposit	580,855	131,189	10,740	17,348	740,132	527,841	82,376	24,238	25,012	659,467
Interbank deposits	1,497	1,451	3,848	770	7,566	900	799	4,851	3	6,553
Other deposits	6,491	-	-	-	6,491	7,914	-	-	-	7,914

Central Bank of Brazil deposits	(137,510)	(19,100)	(1,564)	(2,524)	(160,698)	(127,312)	(11,322)	(3,332)	(3,438)	(145,404)
Demand deposits	(22,180)	-	-	-	(22,180)	(24,258)	-	-	-	(24,258)
Savings deposits	(30,763)	-	-	-	(30,763)	(30,505)	-	-	-	(30,505)
Time deposit	(84,567)	(19,100)	(1,564)	(2,524)	(107,755)	(72,549)	(11,322)	(3,332)	(3,438)	(90,641)

Securities sold under repurchase agreements	352,257	23,772	572	77,597	454,198	352,654	4,909	4,217	65,524	427,304
Government securities	274,340	7,511	290	76,463	358,604	282,119	4,504	4,029	64,160	354,812
Corporate securities	27,191	15,642	282	1,134	44,249	31,059	401	188	1,364	33,012
Foreign	50,726	619	-	-	51,345	39,476	4	-	-	39,480

Interbank market funds	189,700	114,859	33,650	60,238	398,447	200,886	65,124	33,361	43,284	342,655

Institutional market funds	5,163	15,436	54,277	100,802	175,678	1,106	12,227	48,240	81,110	142,683

Derivative financial instruments - Net position	10,775	29,805	12,566	32,267	85,413	7,988	13,963	7,553	22,971	52,475
Swaps	3,187	7,957	10,065	30,185	51,394	3,231	4,064	6,476	21,970	35,741
Options	3,902	14,825	1,065	796	20,588	903	7,010	595	464	8,972
Forwards	1,435	2	-	13	1,450	2,965	-	1	16	2,982
Other derivatives	2,251	7,021	1,436	1,273	11,981	889	2,889	481	521	4,780

Other financial liabilities	29	185	138	192	544	-	3	205	352	560

Total financial liabilities	1,314,907	297,597	114,227	286,690	2,013,421	1,252,376	168,079	119,333	234,818	1,774,606

Off-balance commitments		12/31/2024					12/31/2023
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		3,323	42,924	21,910	55,758	123,915	2,875	32,938	14,264	52,545	102,622
Loan commitments		192,814	53,056	19,647	234,297	499,814	176,017	51,101	10,313	192,647	430,078
Letters of credit to be released		72,930	-	-	-	72,930	20,850	-	-	-	20,850
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	-	-	-	-	3	-	-	3
Total		269,067	95,980	41,557	290,055	696,659	199,742	84,042	24,577	245,192	553,553

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

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

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

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2024	12/31/2023
Available capital (amounts)
Common Equity Tier 1 (CET 1)	188,265	166,389
Tier 1	206,196	185,141
Total capital (PR)	227,602	206,862
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,379,056	1,215,019
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	13.7%	13.7%
Tier 1 ratio (%)	15.0%	15.2%
Total capital ratio (%)	16.5%	17.0%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.5%

At 12/31/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 16,957 (R$ 18,028 at 12/31/2023) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 20,497 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 16.5% at 12/31/2024, a decrease of (0.5) p.p. compared to 12/31/2023, mainly due to repurchases of debts that composing the Tier I and Tier II capital.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 117,278 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 49,049 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 12/31/2024, fixed assets ratio reached 18.5% (21.5% at 12/31/2023), showing a surplus of R$ 71,704 (R$ 58,879 at 12/31/2023).

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

    •   RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA
	12/31/2024	12/31/2023
Credit risk (excluding counterparty credit risk)	1,108,011	976,915
Of which: standardised approach for credit risk	1,038,238	924,518
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	69,773	52,397
Counterparty credit risk (CCR)	44,837	30,804
Of which: standardized approach for counterparty credit risk (SA-CCR)	35,148	22,259
Of which: other CCR	9,689	8,545
Equity investments in funds - look-through approach	4,667	5,871
Equity investments in funds - mandate-based approach	-	-
Equity investments in funds - fall-back approach	716	1,543
Securitisation exposures in banking book	9,242	4,141
Market Risk	43,189	43,179
Of which: standardized approach (RWAMPAD)	52,643	52,299
Of which: internal models approach (RWAMINT)	28,471	18,871
Operational Risk	112,827	103,094
Payment Services risk (RWASP)	NA	NA
Amounts below the thresholds for deduction	55,567	49,472
Total	1,379,056	1,215,019

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

Assumptions	12/31/2024
	Impact in Income		Impact in Stockholders’ Equity
	Insurance	Private pension	Insurance	Private pension
Discount rate
0.5 p.p. increase	-	(28)	49	653
0.5 p.p. decrease	-	24	(53)	(722)
Biometric tables
5% increase	(10)	51	-	-
5% decrease	11	(53)	-	-
Claims
5% increase	(32)	-	-	-
5% decrease	32	-	-	-

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

Below is a maturity analysis of estimated undiscounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	12/31/2024			12/31/2023
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(817)	9,483	8,666	(806)	15,247	14,441
2 years	(333)	13,240	12,907	(310)	19,187	18,877
3 years	(240)	14,702	14,462	(220)	18,409	18,189
4 years	(126)	15,991	15,865	(109)	17,850	17,741
5 years	(4)	17,096	17,092	5	17,354	17,359
Over 5 years	2,108	1,111,776	1,113,884	1,963	425,166	427,129
Total (1)	588	1,182,288	1,182,876	523	513,213	513,736
1)	Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension. Variations observed in private pension plans are due to the increase in future contributions and reduction of exit assumptions that consequently impacted the volume of rescues and deaths.

ITAÚ UNIBANCO HOLDING holds R$ 295,823 (R$ 261,530 at 12/31/2023) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

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

Note 33 - Supplementary information

a) Monitoring of the climate event in Rio Grande do Sul

ITAÚ UNIBANCO HOLDING monitors the economic effects arising from the climate event in the State of Rio Grande do Sul, which affected its results. Since the beginning of the rains, ITAÚ UNIBANCO HOLDING follows the impacts of floods on its operations and clients, in addition to emergency government actions to face this disaster. The National Monetary Council and the Central Bank of Brazil issued regulations to be complied with regarding credit, compulsory and consortium operations. Thus ITAÚ UNIBANCO HOLDING identified, based on its best estimates and critical judgements, the following events with impact on its Consolidated Financial Statements:

a) ITAÚ UNIBANCO HOLDING adopts expected loss to recognize a provision for its operations, which is updated periodically according to macroeconomic and circumstantial variables; therefore, the provision for expected loss was recognized in an amount sufficient to face the exposure to credit risk in Rio Grande do Sul. The governance of credit risk allows ITAÚ UNIBANCO HOLDING to respond quickly to the monitoring of potential impacts on its credit exposures, enabling quick access to information required for discussions and related actions. No significant impacts on this portfolio have been identified.

b) Immaterial increase in claims expenses related to insurance against damage in property and housing lines.

c) Expenses with donations in the total of R$ 16, with the purpose of assisting in emergency actions in the region.

Note 34 - Subsequent event

a)	Bonus Shares

On February 05, 2025, the Board of Directors approved the proposal: (i) to increase the capital in the amount of R$ 33,334, from R$ 90,729 to R$ 124,063, through capitalization of amounts recorded in the Profit Reserves - Statutory Reserves; (ii) that the capital increase will be effective with the issuance of 980,413,535 new book-entry shares, with no par value, being 495,829,036 common and 484,584,499 preferred shares, which were allocated free of charge to the holders of shares in ITAÚ UNIBANCO HOLDING, as a bonus, in the proportion of 1 new share of the same type for every 10 shares held, and the shares held in treasury also receive the bonus.

Additionally, on the same date, the Board of Directors resolved on the Program for the repurchase of own issue shares: (i) to terminate as from this date, in advance, the current program that would expire on 08/04/2025; and (ii) to approve the new program, which will be effective as from this date until 02/05/2026, authorizing the acquisition of up to 200,000,000 preferred shares of own issue, with no reduction in the capital amount. The new repurchase of shares program aims to: (a) cancel the shares issued by ITAÚ UNIBANCO HOLDING, as the Board of Directors decided to allocate the amount of R$ 3 billion from the 2024 result for this purpose; and (b) provide the delivery of shares to employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries in the scope of their compensation models, their long-term incentive plans, and their institutional projects. Acquisitions occurred on a stock exchange, at market value and intermediated by Itaú Corretora de Valores S.A.

The Consolidated Statement of Income and Note 25 - Earnings per Share have been adjusted to reflect the bonus effects. Notes 19 - Stockholders' Equity and 20 - Share-Based Payment have not been adjusted.

b)	Issuance of senior notes

In February 2025, ITAÚ UNIBANCO HOLDING priced and issued US$ 1 billion in Senior Notes, offered to qualified institutional investors and non-American investors outside the territory of the United States of America. The Senior Notes expire in 5 years, will have an annual return of 6.00% and the funds raised will be used for general corporate purposes.

The Issuance is not subject to registration rules with the US "Securities Exchange Commission" (SEC) and is not subject to registration in Brazil with the Brazilian Securities Commission (CVM), pursuant to applicable laws and regulations.

c)	Issuance of perpetual subordinated financial bills

In March 2025, ITAÚ UNIBANCO HOLDING issued R$ 4.4 billion in Perpetual Subordinated Financial Bills, negotiated with professional investors. The Financial Bills are perpetual with repurchase option from 2030, subject to prior authorization of the Central Bank of Brazil.

The Financial Bills will contribute to the Complementary Capital of the ITAÚ UNIBANCO HOLDING’s Reference Equity, with an estimated impact of 0.32 percentage points on its Level 1 capitalization index.

