Form 20-F
period 2025-12-31
Itau Unibanco Holding S.A.
filed 2026-04-30
CIK 1132597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 20-F
____________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-15276
___________________________
Itaú Unibanco Holding S.A.
(Exact Name of Registrant as Specified in its Charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s name into English)
THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)
________________________
Gustavo Lopes Rodrigues
Investor Relations Officer
Phone: +55 11 2794 3547
ri@itau-unibanco.com.br
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
5,617,742,977 Common Shares, no par value per share
5,408,781,553 Preferred Shares, no par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☒Yes ☐ No
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

INTRODUCTION
Certain Terms and Conventions
All references in this annual report to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian Government” are references to the federal government of the Federative Republic of Brazil (“Brazil”); (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by JP Morgan. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars.
Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this annual report:
•“Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries;
•“Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries;
•“Central Bank” means the Central Bank of Brazil;
•“CLP” means the Chilean peso, the official currency of Chile;
•“CMN” means the Brazilian National Monetary Council; and
•“CVM” means the Securities and Exchange Commission of Brazil.
Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this annual report are explained or detailed in the section entitled “Glossary.”
FORWARD-LOOKING STATEMENTS
This annual report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:
•General economic and business conditions in Brazil and other markets in which we operate, including disruptions and volatility in global and local financial markets, as well as fluctuations in inflation indices, interest rates, foreign exchange rates and overall market performance;
•Political uncertainty in Brazil, including perceived or actual risks arising from government measures, macroeconomic policies and reforms, and changes thereto, which could adversely affect business conditions and growth prospects in the Brazilian economy as a whole;
•General business, economic and political conditions and geopolitical events, including geopolitical tensions, hostilities, and conflicts;
•Changes in global trade, including increased tariffs, non-tariff trade restrictions, the imposition (or threat) of sanctions and policy shifts affecting cross-border trade;
•Environmental damage, climate change and socio-environmental issues, including an increase in the frequency and severity of weather-related events and the adoption of new or more stringent regulations relating to these matters, that could adversely affect economic conditions and our business;
•Changes in laws or regulations, including tax laws, tax reforms or reviews of tax treatment, as well as requirements relating to compulsory deposits and reserve requirements, that could adversely affect our business, operations or profitability;
•Costs and availability of funding;

•Failure or hacking of our security and operational infrastructure or systems;
•Our ability to protect personal data;
•Our level of capitalization;
•Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;
•Competition in our industry;
•Changes in our loan portfolio and changes in the value of our securities and derivatives;
•Customer losses or losses of other sources of revenues;
•Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;
•Our exposure to Brazilian public debt;
•Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;
•The effectiveness of our risk management policies;
•Our ability to successfully integrate acquired or merged businesses;
•Adverse legal or regulatory disputes or proceedings; and
•Other risk factors as set forth under “Item 3D. Risk Factors.”
The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including risk factors as set forth under “Risk Factors” in this annual report, which may cause our actual results, performance or achievements, or industry results, to be materially different from those expressed or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future.
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
About our Financial Information
The reference date for the quantitative information for balances found in this annual report is as of December 31, 2025, and the reference date for results is the year ended December 31, 2025, except where otherwise indicated.
Our fiscal year ends on December 31 and, in this annual report, any reference to any specific fiscal year is to the twelve-month period ended on December 31 of that year.
The accounting principles and standards adopted in Brazil applicable to institutions authorized to operate by the Central Bank include those established under Brazilian Corporate Law, by the CPC, which started issuing standards in 2007, and by the CFC. In the case of companies subject to regulation by the Central Bank, such as us, the effectiveness of the accounting pronouncements issued by entities such as the CPC depends on approval of the pronouncement by the CMN, which also establishes the date of effectiveness of any pronouncements with respect to financial institutions. Additionally, CVM and other regulatory bodies, such as the SUSEP and the Central Bank, provide additional industry-specific guidelines.
The CMN establishes that financial institutions must present consolidated financial statements in accordance with the IFRS issued by the IASB (currently described as “IFRS Accounting Standards” by the IFRS Foundation).
Our consolidated financial statements, included elsewhere in this annual report, are prepared in accordance with IFRS Accounting Standards. Unless otherwise stated all consolidated financial information related to the years ended December 31, 2025, 2024 and 2023 included in this annual report was prepared in accordance with IFRS Accounting Standards as issued by the IASB.
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
Our consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023 were audited by PwC, independent registered public accounting firm, as stated in its audit report contained in this annual report.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
ITEM 3A. RESERVED
3B.Capitalization and Indebtedness
Not applicable.
3C.Reasons for the Offer and Use of Proceeds
Not applicable.
3D.Risk Factors
This section addresses the risks we consider material to: (i) our business and (ii) the decision of investing in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we do not presently consider material, emerging risks or risks not known to us on the date of this annual report may also adversely affect us.
Summary of Risk Factors
Macroeconomic and Geopolitical Risks
•Changes in macroeconomic and geopolitical conditions may adversely affect us.
•Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.
•The Brazilian Government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.
•Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.
•Political instability in Brazil may adversely affect us.
•Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.
•Any downgrading of Brazil’s credit rating may adversely affect us.
Communicable Diseases
•The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our securities, such as shares and ADSs.
Regulatory, Compliance and Legal
•We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
•Changes in applicable law or regulations may have a material adverse effect on our business.
•Increases in compulsory deposit requirements may have a material adverse effect on us.
•Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect us.
•Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.
•We are subject to financial and reputational risks arising from legal and regulatory proceedings.
Market
•The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and , as a result, may subject us to material losses.
•Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio.
Credit
•Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.
•Defaults by other financial institutions may adversely affect the financial markets in general and us.
•Exposure to Brazilian Government debt could have a material adverse effect on us.
•We may incur losses associated with counterparty exposure risks.
Liquidity
•We face risks relating to liquidity of our capital resources.

•Adverse developments affecting the financial services industry, such as current events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.
•A downgrade of our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements.
Business Operations
•A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.
•As the regulatory framework for AI and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.
•Failure to protect personal data could adversely affect us.
•Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.
•The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.
•We are subject to anticorruption and anti-money laundering laws and regulations, and any errors, failures, or delays in complying with these laws and regulations could result in administrative and judicial sanctions, and have an adverse effect on us.
•We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units.
•New lines of business, new products and services or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could adversely affect our reputation, business and results of operations.
Strategy
•The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.
•Our controlling stockholder has the ability to direct our business.
Management and Financial Reporting
•Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.
•Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.
Competition
•The increasingly competitive environment in the Brazilian banking industry may have a material adverse effect on us.
•We are subject to Brazilian antitrust legislation and that of other countries which we operate or will possibly operate.
Reputational
•Damage to our reputation could harm our business and outlook.
Concentration Risk
•We face risks related to market concentration.

Social, Environmental and Climate Change
•We may incur financial and reputational losses as result of environmental and social risks.
•Climate change may have adverse effects on our business and financial condition.
Risk Factors for ADS Holders
•Holders of our shares and securities, such as ADSs may not receive any dividends.
•The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.
•The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.
•Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.
•The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.
•The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries.
Macroeconomic and Geopolitical Risks
Changes in macroeconomic and geopolitical conditions may adversely affect us.
Our businesses, results of operations, financial condition and value of our shares and securities, such as ADSs may be adversely affected by macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations.
In Brazil, the demand for credit and financial services and our clients’ ability to make payments when due are directly impacted by macroeconomic conditions domestically, such as economic growth, purchasing power, unemployment, inflation, and fluctuations in interest and foreign exchange rates, which may be affected by macroeconomic conditions globally.
Geopolitical tensions – including the conflicts in Ukraine and Iran, instability in the Middle East, frictions between the United States and China, disagreement between Europe and the United States over Greenland, and other disputes involving major economies – and the fragmentation of global economic relations resulting from the imposition of sanctions, import tariffs and other protectionist or trade-restrictive measures by the United States and other countries, have caused macroeconomic uncertainty and volatility in financial markets globally.
While U.S. import tariffs had become an established feature of the global trade environment, their legal and policy landscape shifted materially in early 2026, when the U.S. Supreme Court struck down a broad set of tariffs imposed under the International Emergency Economic Powers Act, finding that the statute does not authorize the president to impose tariffs unilaterally. In response, the administration announced a replacement global tariff under alternative legal authority, while sector-specific tariffs remain in effect. Despite this judicial intervention, significant trade policy uncertainty persists, as the administration has signaled its intention to pursue tariffs through other legal mechanisms and the ongoing U.S. Trade Representative’s investigation into Brazil’s trade practice. Such conditions may still disrupt global supply chains, increase production costs and contribute to higher consumer prices over time. Retaliatory actions by trading partners and the recalibration of trade relationships in response to the evolving U.S. posture also remain a source of risk for global economic activity, including in Brazil. Trade tensions and protectionist measures can reduce cross-border investment and lower demand for goods and services, leading to a broad-based slowdown in global economic activity.

More recently, the conflict between the United States, Israel and Iran, which involved a brief military escalation in June 2025 that was quickly resolved, re-emerged with significant intensity on February 28, 2026, representing a material source of geopolitical risk with broad global implications. The renewed hostilities have generated uncertainty over regional energy flows, given the area’s central role in global oil production and the strategic importance of the Strait of Hormuz as the main transit route for the region’s energy exports to the rest of the world. Disruptions to these flows have contributed to elevated oil prices and heightened volatility in global financial markets. Although Brazil's direct exposure to the conflict remains contained, the renewed hostilities have already contributed to higher long-term interest rates, reflecting expectations of increased inflationary pressures stemming from elevated energy prices. A further escalation could amplify these dynamics, tighten global financial conditions more broadly, and weigh on economic activity across multiple economies.

In addition, sanctions, export controls and other restrictive measures administered or enforced by the United States may apply not only to foreign jurisdictions but also to persons or entities located in, or associated with, such jurisdictions, including through programs with extraterritorial reach, such as those adopted pursuant to the Global Magnitsky Human Rights Accountability Act and related executive orders involving certain Brazilian parties. Compliance with such measures may restrict or prohibit certain financial transactions, require changes to our business practices and increase regulatory, operational and compliance costs. Moreover, U.S. sanctions requirements may conflict with or differ from applicable Brazilian or other jurisdiction’s laws or governmental directives. Conflicting legal obligations between Brazilian, U.S. and other foreign laws and regulations could create significant uncertainty to the regulatory environment in which we operate and could materially and/or adversely affect our business, results of operations, financial condition, reputation, and the value of our shares and securities, such as ADSs.
We cannot predict future measures and policies that may be implemented by the U.S., European and other major economies. Continued or intensified geopolitical tensions and global trade restrictions may disrupt global supply chains, constrain the availability of commodities, prompt higher energy and food prices and broader inflationary pressures, cause volatility in exchange rates, interest rates and capital markets, reduce cross-border investments and global trade flows, weakening consumer and business spending and contributing to an economic slowdown. These factors could have a negative impact across multiple economies, including Brazil.
Increased uncertainty and market volatility may lead to a slowdown in credit markets and economic growth, higher unemployment rates and reduced purchasing power in Brazil, all of which could impair our clients’ ability to perform their obligations, increase overdue or non-performing loans and adversely affect our business, results of operations, financial condition and the value of our shares and securities, such as ADSs.
Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.
Foreign economic and market conditions, including the U.S., the European Union, and emerging market countries, may affect the market value of securities of Brazilian issuers, such as us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to foreign developments may have a material adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world, which may negatively affect the availability of credit in Brazil and foreign investment in Brazil. Crises in the European Union, the U.S., and emerging market countries may diminish investor interest in securities of Brazilian issuers, including securities issued by us. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.
Banks located in countries considered to be emerging markets, such as us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole, and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.
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
Inflation and interest rate volatility have in the past caused material adverse effects on the Brazilian economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy.
Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation have had significant negative effects on the Brazilian GDP growth. Brazil’s IGP‑M recorded deflation of 1.1% in 2025, inflation of 6.5% in 2024 and deflation of 3.2% in 2023. Brazil’s IPCA recorded inflation of 4.3% in 2025, 4.8% in 2024 and 4.6% in 2023. Measures to combat high inflation rates include a tightening of monetary policies, with an increase in interest rates, resulting in restrictions on credit and short‑term liquidity.
In Brazil, the COPOM is responsible for setting the SELIC rate. COPOM frequently adjusts the official base interest rates in response to economic uncertainty to meet the economic goals established by the Brazilian Government. After reaching a historical low of 2.0% in August 2020, COPOM began gradually increasing interest rates in March 2021, until it reached 13.75% in August 2022. In August 2023, COPOM started to ease the interest rate cycle, reducing the SELIC rate by 50 basis points, to 13.25%. In May 2024, the SELIC rate was reduced to 10.50% and remained at this level until August of the same year. In September 2024, COPOM started increasing the SELIC rate, and, as a result, it reached 12.25% in December 2024. The SELIC rate was raised throughout the first half of 2025, reaching 15.00% in June 2025. From that point onward, COPOM maintained the SELIC at this level for the remainder of 2025, reflecting its assessment that a prolonged restrictive stance was necessary to ensure the convergence of inflation toward the target. In March 2026, the SELIC rate decreased to 14.75%.
The rise in inflation across several developed economies has led monetary authorities to reverse the strongly stimulative policies implemented during the COVID-19 pandemic. The Fed increased interest rates from 0.13% in 2021 to 4.4% in 2022 and to 5.4% in 2023. The monetary shock, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, contributed to lower inflation rates for both goods and services. In 2024, the Fed began easing interest, reducing the rate to 4.4% and to 3.6% in 2025. Although the policy rate remains relatively low given the strength of economic activity and persistent inflation, under the new Fed Chair taking office in 2026 the Federal Reserve is expected to implement one or two rate cuts in the second half of the year.
Globally, inflation reached record highs in 2021 and 2022 before gradually declining. In the U.S., consumer inflation measured by the Consumer Price Index, or CPI, reached 6.4% in 2022, 3.3% in 2023, 2.9% in 2024 and 2.7% in 2025. However, the level of interest rates expected for 2026, in a context of resilient economic activity and a still‑tight labor market, could pose upside risks to inflation, potentially leading to some reacceleration over the course of the year. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, reached 9.2% in 2022, 2.9% in 2023, 2.4% in 2024, and 2.0% in 2025.
While U.S. import tariffs introduced since mid‑2025 have so far had a limited impact on U.S. domestic inflation, trade policy developments remain uncertain. Although a broad set of these measures was invalidated in February 2026 following a ruling by the U.S. Supreme Court, trade restrictions could be reintroduced or intensified through alternative legal or policy measures. Any such developments could disrupt global supply chains, increase production costs and contribute to sustained price pressures. In addition, they may prompt retaliatory actions, increasing trade uncertainty and potentially amplifying inflationary pressures across multiple economies, including Brazil.
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
The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightening volatility of securities issued by Brazilian companies, including the trading price of our shares and securities, such as ADSs.
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
Brazil is expected to hold general elections in 2026, including elections for president, members of congress and state‑level offices. Electoral cycles in Brazil have been associated with heightened political debate and social polarization. Increased ideological polarization, marked by greater fragmentation of public discourse and reduced trust in institutions, may contribute to higher levels of political and social tension, potentially increasing volatility and sensitivity to socio‑political shocks.
For a financial institution with nationwide operations and diversified exposure to households, companies and productive sectors, this environment may amplify institutional and operational uncertainties. Heightened social polarization may undermine economic confidence, affect risk perception, and influence macroeconomic variables such as consumption, investment and employment. In adverse scenarios, it could also lead to greater sectoral volatility, deterioration in clients’ payment capacity, higher delinquency levels, reputational risks related to misinformation, and reduced predictability of the regulatory and business environment.
The Brazilian Government has the power to implement economic policies and adopt governmental measures that may affect the operations and financial performance of companies operating in Brazil, including us. We cannot predict the policies that may be adopted or modified, or whether any such changes will adversely affect us or the Brazilian economy.
Political uncertainty and potential changes in federal government policies, including with respect to fiscal discipline and public spending, may materially adversely affect Brazil’s macroeconomic environment and the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may increase the volatility of the Brazilian securities market, including the trading price of our shares and securities, such as ADSs.
We cannot predict the scope, timing or impact of any policy changes, reforms or reversals that the government may implement, or their effect on our business or the Brazilian economy. In addition, uncertainty regarding the government’s ability to implement monetary, fiscal or social security reforms may adversely affect our operations and financial condition. Any of the foregoing factors may increase political and economic uncertainty and could have a material adverse effect on our business, financial condition and results of operations.
Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.
The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian Government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini- devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system. In 2023, the real appreciated by 7.2% against the U.S. dollar. In 2024, the real depreciated against the U.S. dollar, with the exchange rate reaching R$6.1923 per U.S.$1.00. As of December 31, 2025, the real appreciated by approximately 11.1% against the U.S. dollar, with the exchange rate reaching R$5.5024 per U.S.$1.00. We cannot assure that the real will not significantly appreciate or depreciate in relation to the U.S. dollar or other major currencies and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs.
Any downgrading of Brazil’s credit rating may adversely affect us.
Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba1 with stable outlook and BB with stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade. Any downgrading in Brazil’s sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating.
Communicable Diseases
The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our securities, such as shares and ADSs.
Outbreaks of communicable diseases, including epidemics and pandemics, whether recurring or novel, may adversely affect global and regional economic conditions, financial markets and the markets in which our securities are traded, including in Brazil. Public health emergencies have historically resulted in disruptions to economic activity, increased market volatility and constraints on the movement of people, goods and services, which could negatively affect our operations, financial condition, and results of operations. Communicable disease outbreaks may also contribute to heightened volatility in global and Brazilian financial markets, including fluctuations in equity prices, interest rates, exchange rates and credit availability.
Measures that may be taken by governmental authorities worldwide, including in Brazil, to stabilize markets and support economic growth in the case of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. The extent to which any future epidemic or pandemic may affect our business will depend on various factors that are difficult to predict, including the geographic scope, severity and duration of the outbreak; the effectiveness and timing of containment and mitigation measures; behavioral responses by consumers and market participants; and the scale and consequences of governmental actions. These effects could exacerbate other risks described in this annual report and may have a material adverse effect on our business, financial condition, results of operations and the market price of our shares and our ADSs.
Regulatory, Compliance and Legal
We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.
We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and certain affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us.

Changes in applicable law or regulations may have a material adverse effect on our business.
Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian Government, principally by the Central Bank. Changes in the law or regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing:
•minimum capital requirements and Basel III operational risk;
•reserve and compulsory deposit requirements;
•insurance regulations;
•restrictions on credit card and payroll loans activities, among other products and services offered by us;
•minimum levels for federal housing and rural sector lending;
•funding restrictions;
•lending limits, earmarked lending and other credit restrictions;
•limits on investments in property, plant and equipment;
•environmental, social, and corporate governance requirements;
•restrictions on remittances abroad and other exchange controls;
•limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;
•accounting and statistical requirements; and
•other requirements or limitations in the context of a global financial crisis.
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
We also have operations outside of Brazil, including, but not limited to, Bahamas, The Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the U.S. and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.
For more information on the regulations applicable to our business, see “Item 4B. Business Overview—Supervision and Regulation.”
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
The Brazilian Government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. The effects of these possible changes and any other changes that may result from the enactment of tax reforms or changes in the tax policy cannot be quantified and there can be no assurance that any of these amendments will not have an adverse effect upon our business. Furthermore, some of these amendments, if issued, may lead to a possible increase, directly or indirectly, in our tax burden, which may adversely affect our business and operating results.
On December 20, 2023, the Tax Reform was approved and converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes to be implemented as from 2026 (as a testing period). Although, the new taxes have already been partially regulated under Complementary Law No. 214/2025 and Complementary Law No. 227/2026, several points are still pending to be regulated, therefore, we cannot assess the ultimate impact of the Tax Reform, the implementing legislation and regulations thereunder, or the effect that such changes may have on our business, financial condition or results of operations. For further information on the tax regulatory framework, see “Item 4B. Business Overview––Taxes on our operations — Brazil’s consumption Tax Reform is issued.” We note that the taxation of dividend distributions to Brazilian legal entities and the possible elimination of the deductibility of interest on capital remain subject to potential legislative and regulatory changes, although we cannot affirm whether the Brazilian Government will implement or not a further tax reform or other chances to applicable laws and regulations.
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
We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification from engaging in business activities.
As we provide health insurance products, we are also subject to the regulations of the ANS. Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company’s authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations.
We are subject to financial and reputational risks arising from legal and regulatory proceedings.
As part of the ordinary course of our business, we face the risk of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax proceedings, that could subject us to inspections, monetary judgments, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter. Accordingly, lawsuits and regulatory enforcement actions have resulted and will likely continue to result in judgments, settlement orders, penalties and fines that could have a material adverse effect on us.
We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal Government as a measure to combat inflation. For further information on risks arising from Government Monetary Stabilization Plans, see “Item 8A. Civil Litigation.”
We have already provisioned for the potential effects arising from the adherence to the agreement and the STF’s judgment.
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
As of December 31, 2025, our loan portfolio without endorsements and guarantees was R$1,083.8 billion, compared to R$1,025.5 billion as of December 31, 2024. Our allowance for loan losses was R$48.3 billion, representing 4.5% of our total loan portfolio, as of December 31, 2025, compared to R$49.0 billion, representing 4.8% of our total loan portfolio, as of December 31, 2024. Our historical loan loss experience may not be indicative of our future loan losses. The quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate. A default by or a significant downgrade in the credit ratings of a borrower or other counterparty, or a decline in the credit quality or value of any underlying collateral, exposes us to credit risk. Additionally, despite our target client strategy, various macroeconomic, geopolitical, market and other factors, among other things, can increase our credit risk and credit costs, particularly for vulnerable sectors or industries or countries.
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
For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which led to a significant rise in the level of consumer indebtedness, and consequently, to high nonperforming loan rates.
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
Defaults by other financial institutions may adversely affect the financial markets in general and us.
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
Like most Brazilian banks, we also invest in debt securities issued by the Brazilian Government. As of December 31, 2025, 19.0% of all our assets and 53.6% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.
We may incur losses associated with counterparty exposure risks.
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
In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operations and financial condition.
Adverse developments affecting the financial services industry, such as current events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.
Events involving reduced or limited liquidity, defaults, nonperformance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Similar events involving other financial institutions, including failures, insolvencies, resolutions, interventions or perceived financial weakness of banks or other financial institutions, have occurred and may occur in the future in Brazil and in other markets in which we operate, whether or not we have direct exposure to such institutions. These events increase investor concerns regarding local or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. Such developments may also contribute to broader market volatility, reduced liquidity and tighter credit conditions. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. The failure, insolvency or resolution of a financial institution could result in, among other things, the loss of, or inability to access, cash deposits, investments, credit facilities or other financial assets; delays, suspensions or failures in payment, clearing, settlement or custody services; and increased counterparty credit risk. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.
In 2025, the liquidation of a Brazilian financial institution required the activation of the FGC. Stress events may occur in the Brazilian financial system, particularly during periods of tighter financial conditions or as a result of institution specific events. The resolution or liquidation of financial institutions may increase uncertainty and reduce market confidence, potentially resulting in liquidity pressures, changes in funding conditions and heightened risk aversion among depositors and investors, which could adversely affect our operations and liquidity management.
A downgrade in our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements.
Our ability to raise capital and associated costs may be directly impacted by our credit ratings, as determined by independent rating agencies. Any downgrade or placement on ‘negative outlook’ could have an adverse impact on our liquidity, restrict access to credit and debt markets, and weaken our competitive position, particularly in transactions where counterparty creditworthiness is essential. Furthermore, a downgrade could trigger ‘ratings-based’ clauses in our financing and derivative agreements, resulting in the immediate need to deliver additional collateral or the acceleration of certain debt obligations. Such events would adversely affect our cash flow, interest margins, and overall results of operations.
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
The adoption of AI presents both significant opportunities and challenges.

The potential for disruptive innovations through the use of AI is undeniable, as it can optimize operations, personalize customer services, and increase efficiency, bringing significant competitive advantages. On the other hand, public perception and acceptance of AI, along with potential impacts on reputation stemming from technology failures, highlight the importance of robust risk and data management and the adoption of ethical, transparent, and responsible AI practices. Compliance with personal data regulations and emerging AI-specific regulations is essential, as risks related to privacy, data security, and potential algorithmic biases are significant in these technologies
The regulatory framework for AI and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be implemented, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use AI and machine learning technology, including with respect to fair lending laws.
Brazil is considering a new national framework to regulate the development and use of AI systems. In particular, , Bill No. 2,338/2023 is under discussion in the Brazilian Congress to establish a national regulatory framework covering the development, use, and governance of AI systems in Brazil. The text, which sets out obligations and requirements for AI agents, was approved by the National Senate in December 2024 and is currently under review by the House of Representatives and, if approved, will move on for presidential assent or veto. AI-related initiatives are also emerging at the state and municipal levels in Brazil. Given that we have AI systems in place, the cost of complying with such laws or regulations could be significant and increase our operating expenses, which would adversely affect our business, financial condition and results of operations.
Failure to protect personal data could adversely affect us.
We manage and hold confidential personal information of identified or identifiable individuals , including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures, hacker attacks or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially adversely affect our operating results, reputation, financial condition and prospects.
Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the data subjects from improper use of their data.
In addition, pursuant to the LGPD, we may be required to comply with international transfer of personal data requirements and to report security incidents involving personal data issues, incidents where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.
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
Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties with the object to fraud, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside Itaú Unibanco, (v) cyberattacks causing systems degradation or service unavailability that may result in business losses, and (vi) security weaknesses or control failures at financial institutions, payment processors and other third parties within the Brazilian National Financial System ecosystem, which may expose us to fraud attempts and increase operational and reputational risks.
In recent years computer systems of companies and organizations have increasingly been targeted not only by cybercriminals, but also by activists and rogue states. We are exposed to these risks throughout the entire lifecycle of information, from collection through processing, transmission, storage, analysis and destruction.

A successful cyberattack may result in unavailability of our services used by our clients, leak of, or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partner.
We are subject to various information security and cybersecurity regulations, including the LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021, SUSEP Circular No. 638/2021, and rules adopted by the SEC in 2023 on cybersecurity risk management, governance, strategy, and incident disclosure, among others. Compliance with these rules, as well as with any new or evolving regulations worldwide, requires significant investments in technology, processes, governance, and personnel, and may require changes to our products, services, or data practices. Failure to comply or to maintain timely and effective compliance could result in enforcement actions, fines or penalties, and could materially and adversely affect our business, financial condition, results of operations, competitiveness, and customer experience. For more information on cybersecurity regulation, see “Section 4B. Business Overview—General Laws and Regulations Affecting the Financial System––Cybersecurity Regulation.”
We are exposed to cyber risks, including potential failures in our cybersecurity systems and vulnerabilities in the technologies or services provided by third parties. Despite our monitoring and risk management efforts, we cannot guarantee that all cyber threats will be prevented or detected. Any successful cyberattack or breach could materially and adversely affect our operations, financial condition, and results of operations.
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
We are subject to anticorruption and anti-money laundering laws and regulations, and any errors, failures, or delays in complying with these laws and regulations could result in administrative and judicial sanctions, and have an adverse effect on us.
We are subject to Brazilian anticorruption and anti-money laundering legislation, as well as similar legislation in other countries where we have branches and operations, in addition to other anticorruption and anti-money laundering laws and regulatory regimes with a transnational scope. These laws require the adoption of procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind, or may be involved in transferring the proceeds of criminal activities. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act, the U.S. Currency and Foreign Transactions Reporting Act of 1970 and the U.K. Bribery Act, as well as the applicable Brazilian legislation, mainly the Brazilian Anti-Corruption Law and the Brazilian Anti-Money Laundering Law, require us, among other things, to have policies and procedures aimed at preventing any illegal or improper activities related to anti-money laundering or corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to comply with anticorruption and anti-money laundering legal and regulatory requirements.
See “Item 4B. Business Overview—Supervision and Regulation” for further details. However, any errors, failures, or delays in complying with anticorruption and anti-money laundering laws and regulations, including unauthorized actions by our managers, officers, employees or third parties acting on our behalf in breach of our internal policies, could result in significant criminal, administrative and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.
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
We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:
•political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand;
•more restrictive or inconsistent government and local central banks’ regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and
•difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently
As we expand, these and additional markets risks could be more significant and have the potential to have an adverse impact on us.
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
Whenever we announce such transactions, our stock price may drop depending on the characteristics of the transaction and the companies involved.
In addition, we may not achieve the operating and financial synergies and other benefits that we expected from the transaction in a timely manner, on a cost-effective basis or at all. There is also a risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise therefrom or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to the transaction.
If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers, acquisitions and partnerships, or if we incur greater integration costs than we have estimated, we may be adversely affected.
Our controlling stockholder has the ability to direct our business
As of December 31, 2025, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.35% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.
In addition, IUPAR is jointly controlled by (i) Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family (which comprises the Setubal and Villela families), and (ii) Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.
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
Our methods, procedures, and policies for managing market, credit, and operational risks, including tools and statistical models for risk measurement - such as VaR for market risk and models that estimate default probabilities for credit risk or models of unusual customer behavior for fraud detection or identifying money laundering risk - may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we cannot identify or predict. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. Furthermore, due to the limited information available in Brazil to assess customers’ creditworthiness, we rely largely on information from our own databases, certain publicly available consumer credit information, and other sources. We apply statistical tools, among others, to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures, which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantitative modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they may end their relationship with us, which could harm our reputation as well as our revenues and profits.

Our operating results and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to incorporate these risks into our pricing policies. We establish provisions for loan losses aiming at ensuring an allowance level compatible with expected loss, in accordance with internal models for credit risk measurement. This calculation also involves significant judgment capabilities from our management. Such judgments may prove to be incorrect or change in the future, depending on information as it becomes available. These factors may adversely affect us.
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
Competition
The increasingly competitive environment in the Brazilian banking industry may have a material adverse effect on us.
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
Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and is changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not able to successfully compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share. The increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.
We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.
Brazilian Law No. 12,529/11 (the “Brazilian Antitrust Law”) requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority, CADE, for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank’s antitrust department for prior approval.
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
We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, regulators, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We can also be subject to step-in risk, which occurs when financial institutions need to provide financial support or intervene in the operations of companies outside the Itaú Unibanco Group in times of financial distress to avoid legal, operational or reputation issues for the institution. This specific risk is monitored quarterly and reported to our regulators in Brazil. Moreover, we cannot assure you that members of management, employees and individuals acting on our behalf, will not associate themselves with political parties nor engage in political agendas. We also cannot assure you that members of management, employees and individuals acting on our behalf will comply at all times with our internal policies, such as was recently the case with certain former executives involving immaterial amounts, and that our internal procedures will effectively monitor and identify any and all misbehavior. Any failure to comply with our internal policies and behavioral deviations, such as inappropriate practices and improper use of information, may adversely affect our reputation.
In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with customers, investors, and the market in general. If we are unable, or perceived as unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions and consequences.
Concentration
We face risks related to market concentration.
Concentration risk is the risk of loss associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to an industry, geographic region, business segment, credit products, risk mitigation instruments, index or currency, risks associated with climate, social and environmental matters, among other factors.
If we are unable to diversify transactions related to a specific risk component, our exposure and vulnerability to that component will increase, and any change or termination regarding these transactions could have a significant adverse effect on our results of operations and our financial condition.
For further information on the concentration of our loan portfolio, see “Note 10 – Loan and Lease Operations” to our consolidated financial statements prepared in accordance with IFRS.
Social, Environmental and Climate Change
We may incur financial and reputational losses as result of environmental and social risks.
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
In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG, but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Central Bank determines that banks must add social, environmental and climate aspects within the scope of an integrated risk management framework, pursuant to CMN Resolution No 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses to us, both financially and non-financially. Additionally, pursuant to CVM Resolution No. 193/23 and CMN Resolution No. 5,185/2024, we are required to prepare and publicly disclose a sustainability-related financial report in accordance with IFRS S1 and IFRS S2, with such requirements becoming effective as from fiscal year 2026. The preparation to implement these requirements has begun and is expected to increase our legal, accounting and compliance costs and require significant management time and resources. Moreover, any failure to comply with these requirements, or any deficiencies or inaccuracies in such disclosures, could subject us to regulatory scrutiny, adversely affecting investor confidence and exposing us to reputational harm. For further details on the requirements of IFRS S1 and S2, see “Item 4A. History and Development of the Company—New Accounting Criteria and Accounting Standards.”

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
Physical risks could further cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. Extreme climate events can weaken the ability of individuals and businesses in impacted areas to meet their financial obligations, resulting in higher default rates. Moreover, these disruptions may constrain the supply of goods and services, influencing inflation and, in turn, interest rates, which can further dampen economic activity. Collectively, these factors may negatively affect our results.
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
Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to pursue action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repair costs, potential impact on the value of our client’s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.
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
The SEC has adopted climate-related disclosure rules that are currently stayed and subject to ongoing litigation and potential reconsideration. Although the SEC has withdrawn its defense of the rules in pending litigation, the ultimate scope, timing and applicability of these requirements remain uncertain. If implemented in their current or modified form, compliance could increase our costs and divert management resources, and may expose us to regulatory or litigation risk.
Risk Factors for ADS Holders
Holders of our shares and securities, such as ADSs may not receive any dividends.
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

For further information, see “Item 8A. Consolidated Statements and Other Financial Information—Shareholders’ Payment” and “Item 4B. Business Overview - Capital Adequacy and Leverage - Basel III Framework - Implementation of Basel III in Brazil” and “Note 19 – Stockholders’ Equity” to our consolidated financial statements.
For further details about CMN’s capital requirements and dividends and interest on capital, see “Note 2(c) Accounting Policies, Critical Estimates and Material Judgments – XVII – Capital Compensation” and “Note 19 – Stockholders’ Equity” to our consolidated financial statements.
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
While ADS holders are entitled to receive dividends and other distributions with respect to the preferred shares underlying the ADSs converted into foreign currency and remitted abroad by the depositary bank, legislative changes in Brazil have affected the applicable rules and procedures governing such conversions and remittances.
Foreign Direct Investments subject to Law No. 14,286/21 must be registered with the Central Bank through an electronic certificate of foreign capital registration, the SCE-IED. Therefore, if an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, we will have to report this investment in the preferred shares. This report is governed by Central Bank Resolution No. 278 and applies to any foreign direct investment in our preferred shares underlying the ADSs that exceeds U.S.$100,000 and must be carried out by us in up to 30 days as of the receipt of the preferred shares underlying the ADSs by the foreign investor. Our failure to do so may impact the ability of holders not residing in Brazil to dispose of their preferred shares or receive dividends.
The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of a portfolio investment that meets the requirements of applicability for the more favorable regime. In addition, if a holder of preferred shares attempts to obtain a report under the SCE - IED, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. For more information, see “Item 10D. Exchange Controls.”

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
ITEM 4. INFORMATION ON THE COMPANY
4A.History and Development of the Company
Our legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated in Brazil on September 27, 1924. We are organized as a publicly held corporation for an indefinite term under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-6545.
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
As part of its longstanding commitment to social transformation, Itaú Unibanco operates through Fundação Itaú, which develops initiatives in the areas of education, culture, and productive inclusion (initiatives designed to support access to skills development, productive resources, and sustainable income-generating opportunities) through Itaú Social, Itaú Educação e Trabalho, and Itaú Cultural.
During 2024, Itaú Social began to focus even more on two stages of education: pre-school and the final years of elementary school. Projects were developed throughout Brazil to improve learning and school trajectory, reducing educational inequalities of race/color, gender, disability, and socioeconomic level.
In 2025, Itaú Cultural welcomed nearly 470,000 visitors at its headquarters, through activities that included exhibitions, musical and theatrical performances, activities for children, as well as research initiatives, digital content development, and collaboration with Brazilian artists to promote art and culture. In addition, the Itaú Cultural Play’s streaming platform reached approximately 500,000 users.
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
The transaction was consummated in two phases. In the first phase, which closed on November 30, 2023, we purchased 35% of Avenue’s total and voting capital stock, through a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which closed on January 30, 2026, also through a primary capital contribution and a secondary acquisition of shares totaling approximately R$735 million, we acquired control of Avenue and, as of the date of this annual report, hold 50.1% of its total and voting capital stock.
Five years after the closing date of the first phase, we will be entitled to exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.
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
This transaction is being carried out in two phases over five years. In the first phase, closed on March 31, 2023, we purchased 50.1% of Ideal’s total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be entitled to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock.
FIC and Investcred
On December 5, 2025, we entered into an agreement with Companhia Brasileira de Distribuição (“GPA”), Lake Niassa Empreendimentos e Participações Ltda. (“GCB”) and Sendas Distribuidora S.A. (“Assaí”), among others, pursuant to which we expect to acquire, for R$786 million, subject to customary contractual price adjustments: (i) the equity interests currently held, directly or indirectly, by GPA and GCB in Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”); (ii) the equity interests currently held, directly or indirectly, by GCB in Banco Investcred Unibanco S.A. (“Investcred”); and (iii) the equity interest indirectly held by Assaí in FIC, on the second anniversary of the closing date of the transaction. The transaction was approved by CADE on January 5, 2026, and the closing of the transaction is still subject to the approval by the Central Bank and other customary conditions precedent. Upon completion of all steps of the transaction, we intend to hold 100% of the total capital stock of each of FIC and Investcred.
Sale of Assets and Liabilities in Colombia
On December 12, 2025, we entered into an agreement with Banco de Bogotá S.A. and Banco de Bogotá (Panamá) S.A., pursuant to which we will assign and transfer certain assets and liabilities related to our retail operations in Colombia and Panama. The purchase price will be determined at closing based on the book value of such assets and liabilities, subject to customary contractual price adjustments. The closing of the transaction is subject to customary conditions precedent, including the receipt of all applicable regulatory approvals.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Capital Expenditures.”
4B.Business Overview
Operations Overview
We provide a diverse range of banking and non-banking financial services and products to a diverse client base that includes individuals and corporate clients in three business segments: (i) Retail Business, (ii) Wholesale Business, and (iii) Activities with the Market and Corporation.
The Retail Business segment consists of products and services offered to both account holders and non-account holders, including: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financings, investments, insurance and pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.
The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.
The Activities with the Market and Corporations Business includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of treasury operations; and (iv) equity pickup from companies not linked to our Retail or Wholesale businesses.
The following table sets forth the breakdown of our net operating revenue for each of our business segments:

	For the year ended December 31,
	2025	2024	2023
	( In millions of R$)
Retail Business	112,204	101,057	96,595
Wholesale Business	62,620	58,014	54,631
Activities with the Market and Corporations	9,569	9,887	5,572
For further information on the revenues of each of our business segments, see “Note 30 – Segment Information” to our consolidated financial statements included elsewhere in this annual report.
Moreover, we carry out a wide range of operations outside of Brazil with units strategically located in the Americas and Europe. Our international presence generates synergies in foreign trade finance, placement of Eurobonds and offering of more sophisticated financial transactions to our clients.
Retail Business
The Retail Business division represents a cornerstone of our business, providing a specialized service framework to clients across Brazil, . We boast a comprehensive and varied array of products and services designed to meet our clients’ diverse needs, encompassing personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products and a suite of additional banking products and services.
This division has been a significant contributor to our annual revenue, representing 61% of our credit portfolio in 2025, 60% in 2024, and 62% in 2023.
The Retail Business is divided into two business units: (i) one that encompasses a suite of services tailored for individual clients, and (ii) another that specializes in meeting the diverse needs of small and medium enterprises. Both offer various banking products and services that match the needs of each of our clients.
Retail Business for Individual Clients
Based on the customer profile, we have strategically divided our Retail Business for Individual Clients, into three segments, so we can better understand our clients and help them with their financial needs. Those segments are: Retail, which serves mass clients, Uniclass, for mass-affluent customers, and Personnalité, our segment for affluent customers.
Itaú Retail Business and Itaú Uniclass (banking services and products for mass clients and mass-affluent clients)
The Itaú Retail Business segment serves individuals with a monthly income of up to R$7,000 and the Itaú Uniclass segment is focused on clients with a monthly income between R$7,000 and R$15,000.
The Itaú Retail Business segment offers complete portfolio of financial products and services, with accessible solutions to meet clients’ daily financial needs.
The main services include checking account, credit and debit cards, personal loans, vehicle financing and mortgages, payroll loans, consortium, insurance, premium bonds, in addition to investments that are compatible with the investor profile. Clients also have access to Itaú Shop, which allows them to purchase goods with exclusive advantages, and through different service channels, such as the Itaú app and brick and mortar branches.
Itaú Uniclass clients are provided with a set of specialized services, including investment and insurance advisory services, access to customized credit solutions, and benefit from the Minhas Vantagens (My Advantages) relationship program and from the expertise of dedicated relationship managers certified by ANBIMA. Additionally, Itaú Uniclass provides a “digital branch” platform, where relationship managers provide remote services through several communication channels (telephone, email, SMS, videoconference, chat and WhatsApp) from 9:00 a.m. to 6:00 p.m. on business days, at no additional cost.
Our focus is to improve the customer experience and keep the value proposition of our business updated according to our client’s needs. We believe that, to sustain this competitive edge, we have to foster our “Phygital” approach, which means the ability to serve our clients using their preferred channel, and our “Omnichannel” approach, which translates into a higher integration level among our channels, enabling us to offer better services and products to our clients.
Our clients already recognized these improvements, as evidenced by our satisfaction rates, Net Promoter Score (“NPS”). Itaú Uniclass achieved 76 NPS points on December 31, 2025, when compared to 74 points in 2024.

Itaú Personnalité: Premier Banking Services for Affluent Clients
Itaú Personnalité is dedicated to serving clients with a monthly income above R$15,000 or investments exceeding R$250,000. These clients benefit from a wide range of exclusive and personalized services.
Our clients receive dedicated attention from highly trained relationship managers, who hold market-recognized certifications. With support from 246 branches across all Brazilian capitals and major cities, as well as digital branches for remote service, we offer a comprehensive portfolio that includes investment, insurance, foreign exchange, and credit advisory services.
We have undertaken initiatives to reposition our high-income segment as part of our digital transformation strategy. These initiatives include updates to our client engagement program (Minhas Vantagens), the launch of “The One” credit card, the opening of Investment Centers, enhancements to our digital investment and banking platforms, a partnership with Avenue to provide access to international accounts, and the expansion of travel-related benefits. These efforts have contributed to accelerated results growth and improved client satisfaction.
Market Share Retail Business
According to the Central Bank, our market share of individuals loans as of December 31, 2025 was 10.7%, and we are ranked the largest privately-owned bank in this segment in Brazil. Also, according to the Central Bank and publicly available information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil).
Itaú Empresas (Small and Medium Enterprises)
Itaú Empresas serves small and medium-sized enterprises in Brazil with annual revenues of up to R$50 million. This market comprises approximately nine million companies, with financial needs that vary by company size, industry, and stage of business maturity.
We operate in this market serving over 1.6 million customers.
Itaú Empresas has shown a combination of growth and profitability. We have achieved double-digit growth in our key indicators (credit portfolio, revenue, and profit) over the past six years and we have been market leaders for the past four years.
We offer service models tailored to different client profiles — from fully digital journeys like Itaú Emps to specialized formats that blend human interaction with data‑driven advice. Our strategy is to move toward a more digital, personalized, and scalable model powered by AI, improving efficiency and enhancing the SMEs client experience.
Products and Services
Our main products and services in the Retail Business segment are: (i) credit cards; (ii) personal loans; (iii) payroll loans; (iv) mortgages; (v) acquiring business; (vi) private pension plans; (vii) vehicle financing; (viii) insurance; (ix) premium bonds; (x) consórcios products; and (xi) microcredit.
Credit Cards
We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 24% in the fourth quarter of 2025, according to ABECS. Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also interchange fees and other service fees.

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
We expanded our portfolio with the launch of additional products and enhancements to existing features. These included improvements to the limit transfer functionality, allowing clients to transfer limits between cards and other products, and the launch of a collateral-backed credit limit increase model, under which credit limits may be increased upon the allocation of eligible investments.
Account Holder Credit Cards
The account holders segment of our credit card operations (which relates to cardholders who have checking accounts at Itaú) was the focus of our portfolio growth. We grew 16% in terms of the transaction volume in 2025 when compared to 2024.

Non-Account Holder Credit Cards
In the Non‑Account Holder segment, we advanced our strategy to increase the share of higher‑income and lower‑risk clients in our credit card portfolio. Within this portfolio, the airline co-branded card recorded a 25% increase in purchase volume in 2025 compared to 2024. For higher‑income clients — holders of Platinum, Black and Infinite cards — purchase volume grew 29% over the same period.
Retail Partnerships Credit Cards
We maintain partnerships with major national retail companies such as Magazine Luiza, Ponto Frio, Pão de Açúcar, and Assaí. In connection with these partnerships, we entered into agreements to acquire the remaining equity interests held by GPA, Assaí and Grupo Casas Bahia in FIC and Banco Investcred S.A. For more information, see “Item 4A. History and Development of the Company—Our Material Acquisitions—FIC and Investcred.”
In our partnership with Magazine Luiza, we focused on increasing the participation of lower-risk clients in our credit card portfolio. For new clients, the average spending increased 39% when compared to 2024 while the payment default decreased by 40 basis points in the same period. Although the partnership has shown improvements in portfolio credit quality and client activity levels, portfolio growth has been lower than in the Account Holder segment, consistent with our strategy of prioritizing clients who maintain their primary banking relationship with us.
Total Credit Card Market Share
According to the Central Bank, we are the leaders in terms of credit card balance in Brazil (which include balances from transactions paid in full, installment plans and revolving credit), with a 21.4% market share in the fourth quarter of 2025, a decrease of 1.9% compared to December 31, 2024. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years, a growing number of digital competitors have intensified competition in this market, most notably Nubank, Mercado Pago and Banco Inter.
Personal Loans
Personal loan is a product that mainly consists of overdraft and installment payment plans. The overdraft is a credit line that is available for checking account clients for unexpected expenses and for a short period. According to regulations, the maximum interest rate is 8% per month, and we notify the customer each time the limit is reached. The installment payment plan is a flexible credit line that caters to various customers with any type of financial need, with payment terms of up to 72 months. Additionally, there is a credit modality available with the customer’s investments as collateral, providing lower interest rates. Both products can be contracted at physical and digital branches and through the Itaú App (mobile).
As of December 31, 2025, we achieved a market share of 10.4% of personal loans in Brazil, according to the Central Bank. It is a decrease of 0.8% compared to December 31, 2024.
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
There is also a category of loan based on the FGTS. Since 2020, workers can annually withdraw a portion of funds deposited in this account (as opposed to only under special circumstances, such as unemployment), creating a market for the early withdrawal of the funds. We turned the early withdrawal into a new type of loan, which has nearly zero default rates, advancing employees’ receivables and contributing to the diversification of our payroll loan portfolio.
On March 12, 2025, the Brazilian Government issued Provisional Measure No. 1,292, which proposes significant changes to the payroll loan market, which aims to expand payroll lending. The main changes include (i) the creation of a public online platform for digitalizing the payroll loan contracting process, which became operational on March 21, 2025; (ii) the obligation of private employers to provide information on payroll, deductions, and terminations to the platform, as well as to manage the withholding of loan installments from employees’ salaries; and (iii) the right of employees to transfer their payroll loans between banks, subject to a lower interest rate than the original one.
We mainly offer payroll loans in Brazil through two sales channels: (i) our branch network and digital channels, which focus on account holders, and (ii) the network of acquisition partners, which focuses on non-account holders. This strategy enables us to expand our business activities with historically lower credit risk and achieve a competitive position in the offer, distribution, and sale of payroll loans in Brazil. Moreover, it improves the risk profile of our loan portfolio for individual borrowers.
According to the Central Bank, as of December 31, 2025, our market share in terms of payroll loans represented 10.2%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil).
Mortgage Loans
Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2025, we had R$141,580 million in outstanding mortgage to individuals. We have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total value of our portfolio for the past four years. We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and real estate companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar and others. Our real estate financing services are tailored to our clients’ needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than one hour for mortgages up to R$3.0 million. Moreover, our mortgage simulator is included in the websites of partner real estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire a property. In 2025, we entered into 70,600 mortgage agreements with individuals, in an aggregate amount of R$32.7 billion during the year. Also in 2025, our mortgage portfolio had an average loan-to-value, or LTV, which is calculated as the loan balance amount divided by the real property appraised value, of 39.3%, compared to 42.4% in 2024. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 106 new real estate units during 2025 in an aggregate amount of R$10.1. billion.
According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) (“ABECIP”), from January 1 to December 31, 2025, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 26.3% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.
Acquiring Business
We, through our subsidiary Redecard Instituição de Pagamento S.A. (“Redecard”), also act in the merchant acquiring business. We are one of the leading companies in the electronic payment solutions industry in Brazil. Redecard’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point-of-sale terminals, e-commerce solutions, e-wallet and check verification through points of sale terminals. Revenue from our merchant acquirer operations mostly consists of merchant discount rates charged to merchants based on the value of the transactions processed and costs related to these activities, such as equipment maintenance and processing handling, among others.

In 2025, we processed credit and debit card transactions in the aggregate amount of R$1,025.4 billion, representing an increase of 11.7% compared to 2024. Credit card transactions reached R$ 727.7 billion, representing a year-over-year growth of 16.4%, while debit card transactions totaled R$ 297.6 billion, a 1.8% increase over the previous year. We are one of the leading companies in the Brazilian market in volume of credit and debit cards transacted.
According to ABECS, in the twelve-month period ended December 31, 2025, we were the largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 22.7%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintechs, contributed to an increase in competition in the segment. Among these players, we highlight PagSeguro and Stone.
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
According to FENAPREVI, contributions to our private pension plans (considering portability) reached R$30.6 billion in 2025, a decrease of R$3.5 billion, compared to 2024.
Still according to FENAPREVI, as of December 2025, our balance of provisions represented 19.9% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil.
Considering individual plans, our market share reached 19.4%, positioning us as the second largest private bank in terms of balance of provisions.
Our main competitors in private pension plan products are Banco BTG Pactual, XP, Banco Bradesco and Banco do Brasil.
Vehicle Financing
We offer our customers who are individuals and car dealers’ different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements.
We provide 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment and electronic signatures, which enables customers to easily submit paperwork for vehicle financing and to pay interest on financing agreements in less than one minute in almost 75% of the cases.
The Credline tool allows both our individual and corporate account holders to finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy.
In 2025, our end-to-end digital process in the Itaú super App continued to increase its relevance, becoming more representative than Itaú physical branches at the end of the year. Our vehicle financing platform ended the year more modernized, with emphasis on the implementation of new credit, pricing and fraud prevention engines.
As of December 31, 2025, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$51.8 billion, a 4.7% decrease as compared to December 31, 2024. In 2025, our new individual and corporate vehicle financing operations reached R$28.4 billion, a 16.0% decrease, compared to 2024. The average vehicle financing term in 2025 was 45 months.
According to the Central Bank, as of December 31, 2025, we were the fourth largest Brazilian bank in vehicle financing to individuals, representing a market share of 9.1%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco, besides manufacturer-owned banks (such as Volkswagen, Stellantis, GM, Honda and Toyota).

Insurance
We provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A.. In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30.7% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by customers, commissions received for distributing insurance from partner insurers and financial income.
Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues.
We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 7.5% in 2025 compared to 2024.
According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30.7% equity interest in Porto Seguro S.A., in 2025, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.5%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 11.1% in 2025. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network access clients. Despite the high concentration of Brazilian banks in the insurance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.
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
Through our subsidiary Cia. Itaú de Capitalização S.A., we currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits increased by 7.8% in 2025 when compared to 2024.
According to SUSEP, as of December 31, 2025, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.1%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market.
Consórcio Products
Consórcio is a collaborative finance product, where a group of individuals and/or legal entities participate in a group, formed with the purpose of allowing the members of the group to, on equal terms, acquire certain assets, such as vehicles, properties, or services through self-financing.
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
Revenue from consórcio operations is primarily generated through management fees, which remain fixed for each consórcio share. These fees cover the resource management, financial health oversight of the groups, administration of bid offers and credit allocation for the acquisition of vehicles, properties, or services. As administrators, Itaú Administradora and Itaú Unibanco Veículos Administradora de Consorcio ensure that all participants within a consórcio group will have the right to acquire the selected assets before the group concludes.

As the resources used by a participant in the acquisition of assets are their own, the management of a consórcio, carried out by Itaú Administradora, does not generate a risk of default or regulatory capital requirements for us.
For the year ended December 31, 2025, we reached a total of R$37 billions of sales during the year, focusing on journey improvements, communication, new features for sales, business-to-business-to-consumer onboarding and new product launch (Reduced Installment).
According to the Central Bank, in 2025, we had a market share of 7.4% in total consórcios services fees. Taking only banks into account, we are the third largest provider of consórcios products in Brazil, in terms of fees collected. Our main competitors in the Brazilian consórcios market from the banking sector are Bradesco Consórcios and BB Consórcios. Within the non‑bank segment, our main competitors are Ademicon and Embracon.
Microcredit
Our microcredit operations are conducted under the National Program for Productive and Oriented Microcredit (“Programa Nacional de Microcrédito Produtivo Orientado ”, or, PNMPO), a Brazilian government program designed to support and finance productive activities carried out by micro-entrepreneurs. Under this program, we provide credit to entrepreneurs with annual revenues of up to R$360 thousand. Our microcredit activities are primarily concentrated in the Northeast region of Brazil.
In 2025, our microcredit portfolio amounted to R$1.5 billion, reaching more than 324.4 thousand active clients and 380.3 thousand outstanding contracts. Women represented 64.4% of our microcredit client base at the same period.

Wholesale Business
Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, infrastructure, utilities, and large corporates, with annual revenues equal to or greater than R$50 million through (i) investment banking (Itaú BBA), (ii) asset management (mostly by Itaú Asset Management), (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services (Itaú Corretora de Valores S.A).
Our Wholesale Business segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions.
Our Wholesale Business segment accounted for 35%, 35%, and 37% of our revenue for the years ended December 31, 2023, 2024 and 2025, respectively. Revenue from our Wholesale Business segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, foreign exchange and derivatives.
One of the main strategies of our Wholesale Business segment is to improve operational efficiency by reducing costs and increasing revenues. This strategy is supported by a diversified and balanced approach, with specialized portfolios focused on middle-market, agribusiness, infrastructure and utilities companies.
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
Revenue from our investment banking operations is mostly generated by banking fees on large and complex financial transactions, such as M&A advisory fees, and structuring and distributing fees from debt capital markets (“DCM”), and equity capital markets (“ECM”) deals.
According to Dealogic Ltd. (“Dealogic”) and ANBIMA, as of December 31, 2025, Itaú BBA was the second largest investment bank in equity deals and the first in advisory of mergers and acquisitions in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in DCM transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Bradesco BBI, BTG Pactual S.A., Santander, XP, UBS BB, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil) and JP Morgan S.A. (Brazil).

Asset Management
We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos Ltda. (“Kinea”), an alternative investments management company controlled by us. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products.
According to ANBIMA, as of December 31, 2025, Itaú Asset Management had R$1,236 billion in assets under management, representing a market share of 11.5%, considering that the asset management industry in Brazil held assets totaling R$10,753 billion. Additionally, according to the same institution, Itaú Asset Management had the second highest net new money in 2025, with R$33.7 billion.
As of December 31, 2025, Itaú Asset Management was the largest privately-owned bank asset manager in Brazil in terms of assets under management, according to ANBIMA. Our main competitors are Banco do Brasil, Bradesco, BTG Pactual, and Santander.
As of December 31, 2025, Kinea held R$162 billion in assets under management, compared to R$146 billion as of December 31, 2024, according to ANBIMA.
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
We provide the technological tools to each service on a daily basis and rely on compliance and contingency procedures to ensure a safe and reliable service to our clients, so they can direct the focus on their business management. Nevertheless, we continue to improve our technological platform and tools regarding securities services and invest in new solutions for our clients.
Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing over 1,000 corporate groups.
According to ANBIMA, as of December 31, 2025, Itaú Unibanco (including Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. (“Intrag”), which offers investment services to third party asset management firms) was the leader in the Brazilian fiduciary services business in terms of total assets under administration, with R$1.8 trillion, representing a market share of 17.2%.The same source also indicates that, as of December 31, 2025, we were the second largest player in the custody market in terms of total assets under custody with R$2.5 trillion, representing a market share of 18.4%. As of December 31, 2025, we were the leader in the corporate solutions business, acting as agent and register provider to 189 companies listed on B3, which represents 53.8% of companies listed on that stock exchange. Moreover, we were the leader in transfer agent, with 152 debentures offerings in the Brazilian market, representing 23.9% of the debentures market in Brazil.
Itaú Private Bank
Itaú Private Bank offers tailored banking, investment, and wealth management services to high and ultra- high net worth individuals. With a full global wealth management platform, we are recognized as a leading private bank in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, supported by experienced investment advisors and product experts, provides comprehensive financial solutions aligned with each client’s needs, . Our services are provided from understanding and addressing their needs from 14 offices in Brazil and international offices located in the United States of America, Portugal, Switzerland, the Bahamas and Uruguay. Revenue from our private banking operations is mostly generated through asset and fund management fees, pension funds fees, performance fees, foreign exchange operations and brokerage services.

In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products.

Our main competitors are Bradesco, Santander and BTG, for the Brazilian market, and UBS, JP Morgan and Citibank, for the offshore market.

As of December 31, 2025, we achieved a market share of 31.1% of private banking operations in Brazil, according to ANBIMA, an increase of 2.1% compared to December 31, 2024.
Itaú Corretora de Valores (Securities Brokerage)
Itaú Corretora de Valores S.A. (“Itaú Corretora de Valores”) has been providing securities brokerage services since 1965. We provide retail brokerage services in Brazil to over 661,000 clients with positions in the equity and fixed income markets, accounting for R$246.8 billion in trading volume in 2025. The brokerage services are also provided to international clients through Avenue, our digital securities brokerage based in the U.S.
According to DATAWISE, a system affiliated with the B3, we were the third provider of retail brokerage services in terms of equity trading volume in 2025. Our main competitors in this division are XP Investimentos, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Ágora Corretora de Títulos e Valores Mobiliários S.A., Genial Investimentos Corretora de Valores Mobiliários S.A. , Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.
International Operations
Through our internationalization strategy, we seek to understand different markets, businesses, products and services and to identify opportunities to integrate our units . Our goal is to achieve the same management quality and level of results we have in Brazil in the other countries where we operate.
The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2025:

Countries	Branches & CSBs	ATMs	Employees
Chile	130	134	4,670
Colombia (1)	60	116	1,899
Paraguay	29	276	1,354
Uruguay (2)	21	65	1,277
(1)Includes employees in Panama. (2)Does not include the 29 points of sale of OCA S.A., our credit card operator in Uruguay.

Overview
Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the “Latin American Bank,” becoming a reference in the region for all financial services provided to individuals and companies.
Over the past years, we consolidated our presence in Chile, Paraguay and Uruguay. In these countries, we operate in the retail, small and middle-market companies, corporate and treasury segments, with commercial banking as our main focus. As a result of the merger between Banco Itaú Chile and CorpBanca, which reinforced our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities. In August 2023, we announced the sale of all our shares held in Banco Itaú Argentina S.A. Nonetheless, we continue to serve Argentine corporate clients and individuals in wealth and private banking through our foreign units.
As of December 31, 2025 we had a network of 240 brick-and-mortar branches, 17 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 71 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2025, we also had 29 points of service through OCA S.A., ours and the largest credit card operator in Uruguay. For further information on our distribution network in Latin America, see “Distribution Channels.”
Banco Itaú Chile
In April 2016, we closed the merger between Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: formerly Itaú Corpbanca. Over the years, we increased our ownership interest, primarily through: (a) the exercise of put options by Corp Group Banking S.A., the former controlling shareholder of CorpBanca in 2021; (b) shares received through affiliates in connection with the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United State (Chapter 11) in 2022; and (c) the settlement of a voluntary tender offer made in 2023. We currently hold 67.42% of Banco Itaú Chile’s total capital stock.
Banco Itaú Chile (formerly named Itaú CorpBanca) provides a comprehensive range of wholesale and retail banking services in Chile and Colombia. Through its subsidiaries, Banco Itaú Chile also offers financial advisory services, mutual funds management, insurance brokerage and securities brokerage services. In addition, it provides banking services through its New York branch.
Operations are organized into two primary geographic segments: Chile and Colombia. Chile also includes the activities of the New York branch and a representative office in Peru, while Colombia includes the operations of Itaú Panamá S.A.
Business segments in Chile have been aligned with both customer needs and its strategy. Banco Itaú Chile’s business segment is organized in three areas: (1) Wholesale Banking (a. Corporate and Investment Banking, b. Large Corporate and c. Multinational and Institutional Banking, Real Estate Banking and Private Banking); (2) Retail Banking (including Itaú Personal Bank, Itaú Branches and Itaú Retail Companies and SMEs; and (3) Treasury. Itaú Colombia also provides a broad range of commercial and retail banking services to its customers in Colombia.

According to the Comisión para el Mercado Financiero, as of December 31, 2025, our market share was 11.5% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.
Banco Itaú Paraguay
Our operations in Paraguay began in 1978 under the brand “Interbanco,” which became part of Unibanco in 1995. After the merger between Itaú and Unibanco, Interbanco became Itaú Paraguay.
Banco Itaú Paraguay operates through two commercial banking units - individuals and companies - which it serves its customers by providing credit products, insurance, payment services and cash management solutions. Banco Itaú Paraguay also provides in-person services through 25 full-service branches, six personal bank offices, 11 customer service centers and 66 Itaú Express (in-store banking service points) correspondent locations. Through this network, our Paraguayan branch operates in 29 cities nationwide.
Banco Itaú Paraguay provides 24-hour banking services through its website, mobile applications, telephone channels and self-service areas in branches. In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay's financial market.
According to the Central Bank of Paraguay, as of December 31, 2025, we were the third largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 16.0%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay.
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
In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital banking market; and (iii) 100% of AFISA, a Uruguayan Asset Management company.
We subsequently acquired the remaining 44% interest in Resonet (a merchant acquirer), a 40% interest in Handy, a fintech focused on collection and payment solutions for small businesses and independent workers, and 100% of Plexo in 2025, a payment facilitator of digital transactions. In December 2025, we announced an additional investment in Handy, which was closed in March 20th, and increased our ownership interest from 40% to 75%.
According to the Central Bank of Uruguay, as of December 31, 2025, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguayan pesos, representing a market share of 29.6%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.
Itau BBA International
Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:
•Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid, Spain, and Paris, France, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.
•Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami, U.S., and Zurich, Switzerland, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.
Other International Operations
We have other international operations in the U.S., Cayman Islands, and the Bahamas, which have the following objectives:
•Support our clients in cross-border financial transactions and services, providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. Our international units offer a variety of financial products through their branches.
•Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas, and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.
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
The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2025, 2024 and 2023. The following information is presented in IFRS Accounting Standard as issued by the IASB, after eliminations on consolidation.

	For the Year Ended December 31,			Variation
Revenues from operations in Brazil and abroad	2025	2024	2023	2025 - 2024		2024 - 2023
	(In millions of R$, except percentages)
Income related to interest and similar (1,2,3)	332,062	271,126	255,962	60,936	22.5%	15,164	5.9%
Brazil	278,006	219,281	221,534	58,725	26.8%	(2,253)	(1.0)%
Abroad	54,056	51,845	34,428	2,211	4.3%	17,417	50.6%
Commissions and Banking Fees (3)	46,997	47,071	45,731	(74)	(0.2)%	1,340	2.9%
Brazil	41,062	41,888	41,147	(826)	(2.0)%	741	1.8%
Abroad	5,935	5,183	4,584	752	14.5%	599	13.1%
Income from insurance contracts and private pension (3)	8,731	6,982	6,613	1,749	25.1%	369	5.6%
Brazil	8,731	6,982	6,613	1,749	25.1%	369	5.6%
Abroad	-	-	-	-		-
1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2) Itaú Unibanco Holding does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values

Competition
The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2025, there were 222 conglomerates, commercial banks and multiple-service banks, development banks, non-bank credit, payment and capital markets institutions, and Caixa Econômica Federal, among a total of 1,466 institutions in Brazil.
We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2025, these three banks accounted for 32.5% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2025, Banco do Brasil S.A., Caixa Econômica Federal, and BNDES accounted for 30.7% of the banking system’s total assets.

The following table sets for the total assets of the ten main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

			(In billions of R$)
Position	Banks of total assets (1)	Control Type	2025	% of Total
1st	Itaú	privately-owned	2,742	15.0
2nd	Banco do Brasil	state-owned	2,454	13.4
3rd	Caixa Econômica Federal	state-owned	2,203	12.0
4th	Bradesco	privately-owned	1,940	10.6
5th	Santander	privately-owned	1,281	7.0
6th	BNDES	state-owned	963	5.3
7th	BTG Pactual	privately-owned	770	4.2
8th	XP	privately-owned	305	1.7
9th	Safra	privately-owned	286	1.6
10th	Nubank	privately-owned	253	1.4
n.a.	Others	n.a	5,134	27.8
	Total		18,331	100.0
1)Source: Central Bank (IF.data)
In general, technology-driven competitors have traditionally concentrated their activities in specific business lines, such as credit cards, unsecured lending and payroll loans (e.g., Nubank), investment, wealth management and investment banking services (e.g., XP Investimentos and BTG Pactual), and acquiring services and loans (e.g., Mercado Pago), among others. Over time, however, these competitors have expanded beyond their initial areas of activity, increasingly offer a broader suite of financial products and services.
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
The traditional channels are composed of brick-and-mortar branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely via the internet or mobile phones.
Our network of 2,277 branches and CSBs as of December 31, 2025, distributes all of our products and services in Brazil.
We also have our own ATMs and an additional 14,196 machines via partnership with Technologia Bancaria S.A. (“Tecban”), (as of December 31, 2025), which are a very convenient and efficient way of serving clients, due to their low operating costs, 24/7 availability and very complete services offering.

Standard channels	Branches & CSBs			ATMs
	2025	2024	2023	2025	2024	2023
Brazil	2,277	2,668	2,969	13,014	15,823	16,356
Latin America and IBBA	252	260	281	591	614	627
Total Brazil and Abroad	2,529	2,928	3,250	13,605	16,437	16,983
Digital Channels (Internet and Mobile Banking)
Digital channels continue to play a pivotal role in Itaú’s ongoing transformation and digitalization journey. In 2025, more than 4.6 million accounts were opened through digital channels—nearly three million more than in 2024—accounting for 68% of all new accounts.
Among our current account holders, we observed growth in the number of customers using our digital platforms (a 12% increase when comparing to 2024) while maintaining engagement levels, representing a 10% increase in total accesses to our digital platforms in comparison to 2024.
Growth in total accesses to our super-app is even more significant—with a 15% increase—particularly when factoring in “credit card holders” and “iti” customers who migrated to the super-app as part of our “One Itaú” strategy, which aims to unify the user experience through a single app offering comprehensive banking services.
Moreover, digitalization continues to play a dominant role in daily transactions, with over 99% of all transfers and payments at Itaú carried out via digital channels.
We remain committed to improving the user experience by reinforcing our design principles, leveraging data analytics, and advancing technical modernization initiatives. These efforts have driven a notable increase in our super-app NPS across all customer segments - with gains of five points in the low-income segment and 8-9 points in the middle- and high-income segments over the past two years – maintaining levels in the “excellence zone.”
Additionally, in 2025 we had 33% more deploys than previous year, allowing us to rapidly introduce new features and deliver enhanced services—all while upholding the highest quality standards.

Environmental, Social and Corporate Governance
Itaú Unibanco Group is committed to long-term ESG positive impacts, and those commitments are important drivers of our business and corporate strategy. In 2024, we announced our ESG strategy, which is focused on material issues and ensuring transparency in our accountability to the market and stakeholders. Underpinned by a solid base of governance, our ESG strategy focuses on three pillars:
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
•    Diversity and Development: Our goal is to promote diversity and inclusion, fostering social and economic development for individuals and businesses for a fairer and more prosperous country.
Our ESG strategy and key objectives have advanced from previous agendas to promote sustainable and inclusive economic development. We continue to monitor and measure our ongoing commitments and the indicators embedded in our strategy. In this section, we provide an overview of our ESG strategy. Our ESG Report 2025 and Integrated Annual Report 2025, collectively referred to as the “Reports,” are available on our website. Neither the website nor the content of the Reports is incorporated by reference into this annual report. Additionally, the statements contained in this section are not indicative of any future results.
We seek to continuously enhance our governance and management of material social, environmental, and climate-related risks and opportunities. We remain vigilant to challenges arising from new regulations and evolving stakeholders’ expectations.

We formalize our commitment to sustainability by adhering to leading national and international voluntary initiatives. These initiatives seek to support the development of our ESG practices. Our key commitments include, but are not limited to, the UN Principles for Responsible Investment (PRI), the UN Principles for Responsible Banking (PRB), the Equator Principles, the UN Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the local Charter for Human Rights – Ethos. Our strategic objectives are aligned with global agendas, including the UN Sustainable Development Goals (SDGs) and the climate action targets of the Paris Agreement. Also, we participate in initiatives intended to support emissions reduction efforts, which is aligned with the latest climate science recommendations.
Environmental
In 2021, we committed to allocate R$400 billion in sustainable finance by 2025 through a variety of instruments, including corporate loans, credit for ESG retail products, green bonds, social bonds, sustainability bonds, and sustainability-linked bonds. As of December 31, 2024, we exceeded our initial target, reaching R$469 billion. During 2024, we expanded our commitment to R$1 trillion in sustainable finance to be achieved by 2030. As of December 31, 2025, we reached R$565 billion.
In November 2024, we were selected through a federal government auction to take part in the Eco Invest program, which offers subsidized credit supported by the Brazilian National Treasury. This blended finance initiative supports green economy projects and seeks to encourage private foreign investment to help reduce carbon emissions in the economy.
In January 2025, we revised the criteria applied to sustainable finance to reflect updates introduced in the local sustainable finance taxonomy. Additional information is available on our sustainability website.
Additionally, Itaú Asset Management, our asset management branch, remains committed to sustainable and responsible investing practices. As of December 31, 2025, Itaú Asset Management had R$1,236 billion under management, 99.7 % of its eligible portfolio (defined as total assets under management less currencies, commodities, derivatives, and ETFs) which underwent formal assessment via an ESG-integrated valuation framework. This model is designed to estimate the material financial implications of social and environmental issues, ensuring these factors are incorporated into the fundamental analysis of each investee.
Recognizing the relevance of financed emissions for the financial sector, we joined the TCFD implementation working group in 2017 and in 2021, we committed to become a Net Zero Carbon bank by 2050. Our strategy involves delivering tailored solutions to assist clients in transitioning to a low-carbon economy. Our GHG emissions data is subject to annual third-party assurance, and we remain committed to adopting standardized methodologies for calculating financed emissions. In 2025, our progress was recognized with an ‘A’ score from the CDP, underscoring our adherence to global ESG best practices.
Social
Our commitment to diversity and inclusion is reflected in our evolving metrics. As of December 31, 2025, women occupied 51.6 % of management positions in Brazil, while employees of color occupied 30.4% – an increase from 52.1% and 30.1% in 2024, respectively.
Pay equity remains a priority, and we continue to invest significant effort and time, especially in recent years. We conduct ongoing pay equity assessments and studies to ensure gender and racial pay equity across all departments and hierarchical levels, utilizing criteria established by Brazilian law, which mandates comparisons of employees performing the same jobs and possessing the same level of seniority, length of service, and workplace location. Our approach to monitor and report any wage gaps between its employees in terms of gender and race is fully based on Article 461 of the Brazilian Labor Law and Law No. 14,611/2023, which provides for equal pay and compensation criteria. In addition, we also disclose equity-related data in accordance with Law No. 15,177.
We are dedicated to fostering a culture of human rights awareness among our employees and maintaining a respectable and healthy work environment. Furthermore, we seek to maintain rigorous monitoring processes for any reported violations within Itaú Unibanco Group’s operations.
In 2025, we invested R$867.6 million in 1,850 projects focused on corporate social responsibility initiatives, related to the promotion of education, sports, culture, urban mobility, diversity, and innovation.
Corporate Governance
We have enhanced the accountability of our senior management by strengthening the transparency of our business and financial reports in line with best market practices. We publish annually the Reports based on international reporting standards, such as the Sustainability Accounting Standards Board, the TCFD and the Global Reporting Initiative standards.

As such, we provide our stakeholders with access to important indicators and results of Itaú Unibanco Group pertaining to ESG. We continue to be part of several sustainability indices, including the Dow Jones Sustainability World Index (DJSI World), as well as the ISE and the Carbon Efficient Index (ICO2) of the B3 S.A. Furthermore, our ESG risk ratings were upgraded in 2025, achieving a “Low Risk” classification from Sustainalytics and an “AA” rating from MSCI.
Additionally, we have maintained a dedicated ESG Committee since 2020. Composed of senior management, the committee is responsible for institutionalizing ESG practices, monitoring key performance indicators, and driving our long-term strategy.
Dependence on Patents, Licenses, Contracts and Processes
We own, in Brazil and abroad, patents and patent applications related to methods for security code checking and a method that includes training of a machine learning engine for granting access to restricted area. Neither us nor our affiliates depend on such patents to perform our activities.
Risk Management
To undertake and manage risks is one of our activities and, to this end, we must have well-established risk management objectives. Our board of directors establishes our strategic direction and overall risk guidelines. Our risk appetite translates those strategies and guidelines into a structured framework that defines, limits and monitors the nature and level of risks we are prepared to assume. Our risk culture, in turn, guides the behaviors and attitudes necessary to manage those risks.
We invest in robust risk management processes and capital management across the whole institution and that are the basis for our strategic decisions to ensure business sustainability and to maximize value creation for shareholders.
Among our processes for proper risk and capital management are principally: the implementation of a continuous and integrated risk management structure; the risk appetite framework, which includes the risk appetite statement (“RAS”) approved by our board of directors, the risk appetite policy, and a the set of metrics to monitor key risks against established limits; the stress testing program; the organization of a risk committee; and the appointment of a CRO, with the Central Bank, including clearly defined roles, responsibilities, and independence requirements.
These processes are aligned with the guidelines of our board of directors and the executives who, through collegiate bodies, define the global objectives expressed as targets and limits for the risk management business units. Control and capital management units, in turn, support our management by monitoring and analyzing risk and capital processes.
The principles that determine our risk management and risk appetite foundations, as well as guidelines regarding actions taken by our employees in their daily routines are as follows:
•Sustainability and customer satisfaction: our vision is to be the leading bank in sustainable performance and customer satisfaction. Accordingly, we are focused on creating shared value for employees, customers, shareholders and society to ensure the longevity of our business.
•Risk Culture: Our risk culture is embedded in our organizational culture and it is supported by our Code of Ethics and Conduct, available on our Investors Relations website, which is not incorporated by reference to this annual report. This code emphasizes that ethical conduct and risk awareness are fundamental to sustainable results and that risk-taking should be conscious, discussed and managed responsibly. It also reinforces that every employee, individually and collectively, shares responsibility for managing risks, independent of role or hierarchy, and for acting in accordance with ethical standards and internal policies.
•Risk pricing: we operate and assume risks in businesses we know and understand and try to avoid those we do not know or for which we have no competitive advantages, and carefully assess risk-return ratios.
•Diversification: we have a low appetite for volatility in our results. For this reason, we operate with a diversified base of customers, products and businesses, seeking the diversification of risks, in addition to prioritizing less risky businesses.
•Operational excellence: we intend to provide agility, as well as a robust and stable infrastructure, to offer high quality services.
•Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating all of our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after our reputation.

Our board of directors is the body responsible for establishing guidelines, policies and approval levels for risk and capital management. The CGRC, in turn, is responsible for supporting our board of directors in managing capital and risk. At the executive level, collegiate bodies, chaired by our chief executive officer, who are responsible for risks and capital management performing delegated duties on these topics and their decisions are monitored by the CGRC. To support this structure, our risk department has specialized officers to ensure, on an independent and centralized basis, that our risks and capital are managed in compliance with the established policies and procedures.
We are subject to applicable regulatory and supervisory standards in the jurisdictions in which we operate, including those issued by the Central Bank, the CVM, SUSEP, the BCBS, and the SEC. We also adhere to applicable international frameworks and guidelines, including FATCA, the Principles for Responsible Banking of the United Nations Environment Programme – Finance Initiative, the OECD Guidelines for Multinational Enterprises, IFRS, and globally recognized corporate governance best practices.
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
Risk Management Overview
Risk appetite reflects our board of directors’ guidelines about strategy and risk taking, defining the nature and level of risks acceptable to our organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment.
The risk appetite framework is composed of the RAS by the board of directors, the risk appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering our strategic guidelines, our RAS is based on the following statement:
“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of long-lasting relationship with clients, correct risk pricing, diversified sources of funding and proper use of capital.”
Our board of directors is responsible for establishing and approving risk appetite guidelines and limits, performing its activities with the support of the CGRC and the CRO. The governance of risk appetite is governed by internal policy, established, reviewed, and also approved by the board of directors.
The RAS is implemented through six categories of risks , each supported by metrics aligned with key risks and acceptable risk levels.
•Capitalization: reflects our level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that we should have sufficient capital to protect us against a serious recession or stress events without the need to adjust our capital structure under adverse circumstances;
•Liquidity: reflects our level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy;
•Breakdown of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where we will have a diversified range of customers and products, with low appetite for results volatility and high risk;
•Operational risk: addresses operating risks that may jeopardize our business and operation, focusing on controlling events that could have an adverse impact on our business strategy and operations;
•Reputation: deals with risks that could impact our brand value and reputation before our customers, employees, regulators, investors and the general public; and
•Clients: addresses risks that might compromise customers’ experience and satisfaction.
The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks we are subject to. They are periodically monitored and reported to our executive committee, the risk and capital management committee and the board of directors, which guides preventive measures to ensure exposure remain within established limits and aligned with our strategy.
Each of our international unit (“IU”) has its own RAS, approved by its own board of directors and reported monthly to our risk management department.
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
Our risk management committees are structured as follows:

Risk & Capital Management Committee (CGRC)
The CGRC supports our board of directors in performing its duties related to our risk and capital management. It meets at least four times per year and submits reports and recommendations to assist our board of directors with respect to the resolution of certain matters including:
•Decisions regarding our risk appetite in terms of capital, liquidity, composition of results, operational risk, reputation and customers, ensuring these aspects are aligned with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand;
•Supervision of our risk management and control activities to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements;
•Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur;
•Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance;
•Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and
•Fostering improvement in our risk culture.
Superior Commission for Corporate Investment (CSIS)
The CSIS meets on demand and its purpose is to evaluate corporate investments under management of the Wholesale Business segment.
Superior Commission for Market Risk and Liquidity (CSRML)
The CSRML meets monthly and is responsible for setting guidelines and governance for investments, market risk, IRRBB and liquidity risks regarding our consolidated positions and business lines.
Superior Compliance & Operational Risk Commission (CSCOR)
The CSCOR meets quarterly and is responsible for understanding the risks associated with our business processes and support areas, defining guidelines for managing operational and regulatory risks and evaluating the outcomes resulting from the operation of our internal control system.
Superior Products Commission (CSP)
The CSP meets on demand and is responsible for evaluating products, operations and processes that are beyond the authority of our product risks committees that report to the CSP.
Superior Credit Commission (CSC)
The CSC meets on a weekly basis and is responsible for evaluating and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing proposals for which a decision have not been made due to a lack of consensus at the respective committee or in case these credit committees decide to voluntarily submit the proposal for the CSC’s review.
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

Superior Anti-Money Laundering Committee (CSPLD)
The CSPLD meets on demand and its purpose is to analyze and deliberate on claims involving the opening and/or maintenance of transfers and other services and operations (M&A, credit granting, foreign exchange, KYC validation, among others) to bidders with greater exposure to money laundering risk.
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
Superior ESG Commission (CSESG)
The CSESG meets at least quarterly, and is responsible for enhancing ethical and sustainable practices, deliberating on rules and improvements to the Code of Ethics and Conduct and integrity policies, as well as interpreting guidelines on ethics, dilemmas, and conflicts of interest. It oversees and proposes actions for the Integrity and Ethics Program, ensures compliance with our sustainability and ESG strategy, monitors key indicators and projects, approves resources for ESG demands, tracks our competitiveness, ensures the implementation of the social, environmental, and climate responsibility policy, guides the organization on sustainability trends, promotes the topic internally and with stakeholders, and evaluates decisions on social investments and donations.

Superior Social, Environmental and Climate Risk Committee (CRSAC Superior)
The CRSAC Superior meets on demand and deliberates on matters that, at the discretion of the CRSAC, must be submitted to this forum, or that propose amendments to previous decisions of this forum.
Additionally, we have sub-committees, chaired by our CRO, which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above.
International Units Risk Committee (CRUI-R)
The CRUI-R meets on a quarterly basis and presents and discusses major risks and mitigation strategies for the International Units, monitors their risk indicators and risk appetite, and deliberates on situations requiring joint actions between units and management areas in Brazil. Additionally, it assesses the evolution of governance and risk management maturity, ensuring alignment with our strategy.

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
Each of our subsidiaries maintains its own risk management framework, overseen by a local CRO, who monitors, controls, and aligns risk management practices with the directives set by Itaú Unibanco. These local CROs report both to their respective local CEOs and to the designated regional CRO, ensuring their actions are consistent with the overall risk management system. Regional CROs carry the responsibility for proactive and comprehensive risk oversight within their regions, guaranteeing the efficiency of processes and submitting reports to the Itaú Unibanco Holding CRO.
A monthly report containing key risk indicators is used to monitor the risk environment within our subsidiaries. This approach allows us to assess the risk profile of each subsidiary and supports key discussions and decisions to strengthen local control frameworks.

By closely overseeing our subsidiaries, we gain deeper insights into the distinct characteristics of each country and region in which we operate. This approach allows us to swiftly respond to shifts in various regulatory, social, and economic conditions, including during periods of heightened stress.
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
Internally, we classify these exposures to risk within the following categories:
•Internal fraud;
•External fraud;
•Labor claims and deficient security in the workplace;
•Inadequate practices related to clients, products and services;
•Damage to our own physical assets or assets in use;
•Interruption of our activities or the discontinuation of services provided, including payments;
•Failures in information technology systems; and
•Failures in the performance, compliance with deadlines and management of our activities, including those related to payment arrangements.
Governance
Our operational risk management unit is comprised of senior management individuals, and reports to our CRO, who in turn reports to the CEO. It has well-defined roles and responsibilities in order to segregate and ensure independence from the businesses seeing to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is under the responsibility of all the different business areas using the risk management framework, established independently by the operational risk unit, which includes methodologies and procedures, training activities, risk assessments and monitoring of the control environment.
Procedures and Key Indicators
Our management uses corporate methods developed and made available by our compliance and operational risk unit. Among the methodologies, tools and controls used by our management are (i) the self-assessment and the mapping of our prioritized risks, (ii) testing of key controls by the second line, and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area officers in specific forums.
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

The Itaú Unibanco Crisis team is responsible for dealing with any type of crisis, including but not limited to technology gaps or failures, cyber-attacks, regulatory issues, government issues, financial problems, operational gaps or failures, and reputational events.
As a preventive practice, and to anticipate events, we take several actions in our routine, such as:
•Benchmarks
•Early detection of vulnerabilities
•Tabletop exercises
•Creating a knowledge database of events
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
Business Continuity
Overview
Business continuity refers to an organization’s ability to maintain its essential operations during and after a significant disruption. This concept encompasses the preparation, response, and recovery from events that can negatively impact critical business processes. Business continuity management aims to ensure that the company can operate effectively, minimizing the impacts of crises and maintaining the trust of customers, shareholders, and strategic partners.
Governance
The governance of business continuity at Itaú Unibanco is managed by an independent area responsible for developing, implementing, and monitoring the BCP. This area is tasked with conducting BIA, identifying critical processes, establishing recovery and contingency plans, and ensuring that all procedures are aligned with best practices and applicable regulations. Additionally, governance includes conducting periodic tests, internal and external audits, and continuous review of continuity plans to ensure effectiveness and readiness in case of disruptions.
Procedures and Key Indicators
Itaú Unibanco’s Corporate Business Continuity Management Program follows a workflow based on ISO 22301 and BS 11200, best practice guides as the BCI, DRII and other regulatory requirements as determined by the local regulators of the various segments that we must follow (Central Bank, SUSEP, CVM, ANBIMA, etc.).
Itaú Unibanco’s BCP was developed to protect its customers and employees, ensure the continuity and data integrity of our critical processes at tolerable levels of impact, safeguard revenues and sustain both the stability of the markets in which we operate and the trust of our customers, stockholders and strategic partners.
As part of such programs, we apply a BIA, which is a process that assesses the potential effects of an interruption on critical business services, identifying the operations that are vital to our adequate functioning and estimating the impact of not being able to perform these functions during a specific period of time. This interruption may be caused by failures arising from human, natural, climatic, environmental, social, technological risks or due to data integrity failure.

Based on the findings, business continuity solutions are established to address the requirements necessary to the recovery, continuity and resumption of the process and its added value chain. Our plans are developed in a modular way and, depending on the type of interruption, one or more modules can be activated. The BCP consists of the main plans below:
•Disaster Recovery Plan: Resilience strategies that, after technological failures or interruption of the main datacenter, resume and reestablish critical processes, activities and resources (e.g. technological infrastructure, telecommunications, systems, applications and data).
•Workplace Contingency Plan: Defined strategies so that critical processes and products/services continue to operate at an alternative workplace if the primary location becomes inoperative or inaccessible, according to internal procedure.
•Emergency Plan: Emergency procedures to ensure the safety of all affected people (e.g. employees, customers) in case of any emergency, provides instructions for evacuation, communication, etc.
•Business Workaround Plan: Activation of an alternative procedure due to application or procedure unavailability.
•External Events Contingency Plan: Activation of contingency procedure due to external events that affect the continuity of critical business processes, e.g., pandemic.
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
Cybersecurity Management and Processes
For information on our Cybersecurity and Management Process, see “Item 16K. Cybersecurity.” For further information on the adverse effects arising from cybersecurity risks, see “Item 3D. Risk Factors—Business Operations—Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.”
Regulatory or Compliance Risk
We consider regulatory or compliance risk as the risk of sanctions, financial losses or reputational damage resulting from non-compliance with: legal and regulatory requirements, failure to comply with local and international market standards, commitments to regulators, public commitments, self-regulatory codes and codes of conduct to which Itaú Unibanco subscribes.
Compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, evaluating the impact on Itaú Unibanco’s areas, and monitoring actions taken to comply with the regulatory requirements and other obligations mentioned in the previous paragraph.
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

The Adequacy of Operating Structure and Internal Controls to Verify the Effectiveness of the Policy Adopted
We believe that the structure adopted to monitor market risks in accordance with our policies and risk appetite statement is appropriate. The integrated management of operational risk, internal controls and compliance is organized under a three-lines-of-defense framework:
•First line - Represented by the business and support areas: it is directly responsible for identifying, measuring, assessing, understanding and managing the risks of their departments in order to maintain exposures within the established limits, as well as documenting and storing information related to the losses incurred in their activities. It must promptly report to the Risk Department any unexpected potential risks identified in the development of the control activities;
•Second Line - Represented by the risk department, its purpose is to ensure, in an independent and centralized manner, that our risks are managed in accordance with the established policies and procedures in order to define parameters for the risk management process and its supervision;
•Third Line - Represented by the Internal Audit Department, it is responsible for, among other things, verifying, in an independent and periodic manner, the adequacy of processes and procedures for the identification and management of risks.
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
Country Risk
Country risk refers to potential losses arising from the inability of borrowers, issuers, counterparties, or guarantors to meet their obligations due to political, economic, or social events, as well as actions taken by the government of the country in which these entities are located.
We believe we maintain a comprehensive risk governance framework for managing and controlling country risk, with roles and responsibilities clearly defined in our internal policies. This framework includes: (i) assigning country’s ratings; (ii) establishing country exposure limits; and (iii) monitoring adherence to those limits. In addition, we conduct ongoing monitoring of sovereign ratings and exposure levels to ensure timely adjustments, as appropriate, in accordance with our risk management policies.
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
In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes pillars, such as policies and procedures; identification processes such as KYC, KYP, KYS and KYE procedures; evaluation of new products and services; sanctions compliance; monitoring, selection and analysis of suspicious operations or situations; reporting suspicious transactions to regulators and authorities; and training.
This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by our board of directors, audit committee, compliance and operational risk committees, risks and capital management committee and the anti-money laundering committee.
For further information on money laundering regulation, see “Item 4B. Business Overview––General Laws and Regulations Affecting the Financial System—Anti-Money Laundering Regulation.”
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
For further information about politically exposed persons, see “Item 4B. Business Overview––Risk Management––Money Laundering Prevention––Politically Exposed Persons (PEPs).”
Supervision and Regulation
We are subject to regulation by, and supervision of, several entities. We have branches and subsidiaries in Brazil and in several other jurisdictions, such as Luxembourg, the Bahamas, the Cayman Islands, Colombia, Chile, Uruguay, Paraguay, Panama, the United States, the United Kingdom, Portugal and Switzerland.
The Central Bank supervises Brazilian financial institutions, their foreign branches, corporate properties and, indirectly, its subsidiaries. In each jurisdiction in which we operate, we are subject to supervision by local authorities and, frequently, governmental approvals from local central banks and monetary authorities in foreign jurisdictions are needed before commencing business.

Brazilian Financial System Regulatory Framework
We summarize below key rules and regulations that have been issued by the CMN and the Central Bank and other regulators, including those based on the BCBS and other international standards and guidance, and that have been consistently applied to Brazilian financial institutions and other institutions authorized to operate by the Central Bank throughout the years. We believe these rules and regulations are the base of the Brazilian financial system regulatory framework. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.
The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, (the “Banking Law”). The Banking Law sets forth monetary, banking and credit policies and created the CMN.
Main Banking Regulatory Entities in Brazil
CMN
The CMN, the highest authority of the Brazilian financial system, is the regulatory body responsible for establishing currency and credit policies to assure stability and social and economic development. Its main purpose is to disclose the general rules for the operation of the entire financial system. The CMN also oversees the activities of the Central Bank and the CVM.
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
The Central Bank supervises financial institutions by:
•setting minimum capital requirements, compulsory deposit requirements and operational limits;
•authorizing corporate documents, capital increases, acquisition or increases of interest in companies and the establishment or transfer of principal places of business;
•authorizing the establishment of subsidiaries, representative offices or branches, in Brazil or abroad (for further information, see “Item 4B. Business Overview––Capital Adequacy and Leverage––Regulation of Branches and Subsidiaries”);
•authorizing changes in shareholder control of financial institutions;
•requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
•requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.
The president and the officers of the Central Bank are appointed by the president of Brazil (with the Brazilian Senate’s approval of their names) for fixed mandates of four years, which only partially overlap with the mandate of the president of Brazil and its ministers. The resignation of the Central Bank’s president and officers only occurs in justified cases and may be subject to approval by an absolute majority of the Brazilian Senate.
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

Self-Regulatory Entities
The Brazilian financial and capital markets are also subject to self-regulation by certain entities, divided by field of activity. These self-regulatory entities include, among others, market associations such as ANBIMA, ABECS, FEBRABAN, ABRASCA, and the B3.
Main Insurance, Health and Pension Plan Regulatory Entities in Brazil
CNSP is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities.
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
•operate in Brazil without the prior approval of the Central Bank;
•hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Central Bank, unless (i) the equity interest is held through the investment banking unit of a universal bank or through an investment bank, (ii) the equity is from a company located in Brazil and is accounted for on a temporary nature, or (iii) the equity represents minority shares in financial organizations and institutions abroad exclusively held for purposes of accessing export financing instruments and foreign exchange. In cases where the acquisition of equity interest is subject to the prior approval of the Central Bank, the subsidiaries’ activities should be complementary or related to the financial institution’s own main activities;
•own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank;
•grant credit transactions above the regulation limits to certain related individuals and legal entities;
•hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital. For further information on the requirements, see “––Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”;
•grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. For further information on the requirements, see “––Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”;
In addition, pursuant to the Banking Law, financial institutions are required, among others, to:
•deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements). For further information on compulsory reserve requirements, see “––Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”;
•maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by BCBS and implemented by the Central Bank. For further information on the Basel requirements and their implementation in Brazil, see “––Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”;

•if a domestic systemically important financial institution, prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios. For further information on our recovery plan, refer to our Investor Relations website (see “Menu - Results and Reports - Regulatory Reports - Pillar 3 - Risk and Capital Management – Pillar 3”) which is not incorporated by reference into this annual report; and
•create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions.
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
Basel III Framework
The Basel III framework, issued on December 16, 2010 and fully implemented by January 1, 2019, increased the minimum capital requirements, requiring banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new LR, defined as Tier 1 Capital divided by the bank’s total risk weighted exposure.
Additionally, Basel III implemented a LCR, which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a NSFR, which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.
Additional requirements apply to additional Common Equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks and to G-SIBs. The assessment of which financial institutions are G-SIBs is based on indicators that reflect size, interconnectedness, substitutability/financial infrastructure, cross-jurisdictional activity, and complexity. No Brazilian bank was included in the latest list of G-SIBs issued on November 26, 2024, by the Financial Stability Board (“FSB”).
BCBS has also issued a framework for the regulation of D-SIBs, which supplements the G-SIBs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.
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
To qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event.” A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a RAET or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. For further information of our use of such instruments, see “5B. Liquidity and Capital Resources—Tier 2 Subordinated Financial Bills” and “5B. Liquidity and Capital Resources—Perpetual Subordinated Financial Bills Issuance.”
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
The following table sets forth the minimum capital ratios and LCR requirements under Basel III implemented by the Central Bank, as applicable to us as of December 31, 2025. The figures presented below refer to the percentage of our risk-weighted assets:

Basel III Requirements
2025
Common Equity Tier I	4.5%
Tier I	6.0%
Total Capital	8.0%
Additional Capital Buffers (ACB)	3.6%
Conservation	2.5%
Countercyclical[1]	0.1%
Systemic	1.0%
Coommon Equity Tier I + ACB	8.1%
Total Capital + ACB	11.6%
Prudential adjustments deductions	100%

(1)The Countercyclical capital buffer is set by the monetary authorities of the jurisdictions in which Banco Itaú has exposure, the most relevant being Brazil, in which the financial Stability (Comef) sets it at zero (BACEN Communication n* 42,457/24). and Chile, which is set at 0.5%

Limit to be observed
2025
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
The NSFR corresponds to the ratio between the ASF, and the RSF, of the financial institution. The minimum limit for the NSFR for Segment 1 financial institutions, such as us, is 100%. The LR consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital, and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule determines the threshold of 3% as the minimum requirement for the LR for S1 financial institutions. For further information on our NSFR, see “5A. Operating Results—Liquidity Ratios—Net Stable Funding Ratio.”
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
Pillar 3 Report
Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. On March 23, 2023, the Central Bank issued Resolution No. 306, altering several prudential rules. Among other changes, two new topic sections were included in the Pillar 3 report: (i) the comparison between the RWA, amounts calculated through the standard approach and through the internal ratings based (“IRB”) approaches, and (ii) the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect.
We are required to publish this report on a consolidated basis covering the following topics:
•prudential indicators and risk management;
•comparison between accounting and prudential information;
•capital composition;
•macroprudential indicators;
•leverage ratio;
•liquidity indicators;
•credit risk;

•counterparty credit risk (CCR);
•securitization exposures;
•market risk;
•risk of interest rate fluctuation in instruments classified in the banking book (IRRBB);
•remuneration of administrators;
•comparison between RWA calculated in the standardized approach and in the internal models approach;
•linked assets (assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect); and
•operational risks.
The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed.
Risk Weighted Asset Calculation
The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of RWA to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at “www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas” which is not incorporated by reference into this annual report. For further information, see “5A. Operating Results—Capital Management––Requirements and Capital Composition” and “5A. Operating Results—Capital Adequacy.”
Regulatory developments in Brazil continue to affect the calculation of risk-weighted assets and regulatory capital requirements. The Central Bank has adopted a revised framework for operational risk that replaces multiple existing methodologies with a single, more risk-sensitive approach, to be implemented on a phased basis through 2028. This framework is expected to change the way operational risk is reflected in risk-weighted assets and capital requirements and includes the incorporation of internal loss experience. In addition, Brazilian regulators have introduced new requirements for recovery and orderly resolution planning applicable to financial institutions under Central Bank supervision. These requirements, which will also be phased in through 2028, may affect capital planning, governance and risk management processes and are intended to enhance the resilience and stability of the Brazilian financial system. Regulators have also established a transition framework to mitigate the impact on regulatory capital arising from the adoption of a new expected credit loss provisioning model aligned with IFRS 9. This transition period, expected to occur from December 2025 to January 2028, is intended to partially offset potential reductions in regulatory capital resulting from higher provisioning requirements and is aligned with international banking regulatory standards. For recent developments regarding risk weighted asset calculation, see “Item 4B. Business Overview––Recent Developments in the Brazilian Financial and Payments Systems––Recent Developments on Prudential Regulation” and “Item 3D. Risk Factors—Regulatory, Compliance and Legal—We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.”
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
Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s regulatory capital, as adjusted in accordance with Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its regulatory capital. Within that limit, repurchase transactions involving private securities may not exceed five times the regulatory capital. Exposures to receivables from public entities (precatórios) are also subject to specific prudential regulation issued by the Central Bank.
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
Treatment of Past Due Debts
Until 2024, Brazilian financial institutions classified credit transaction, including finance lease transactions and others characterized as credit advances, within risk levels ranging from AA to H, as defined by the Central Bank, with the purpose of recognizing credit loss provisions. The classification was based on the customer’s financial condition and credit profile, the terms and conditions of the transaction, and any past-due period on payments.
As of 2025, the expected credit loss provision associated with credit risk incorporates the use of forward-looking information and the classification of financial instruments into three stages:

•Stage 1 – expected credit losses over the next 12 months. Applicable to financial instruments that have not experienced a significant increase in credit risk.
•Stage 2 – expected credit losses over the lifetime of the financial instrument. Applicable to financial instruments that have experienced a significant increase in credit risk since initial recognition.
•Stage 3 – expected credit losses over the lifetime of the financial instrument. Applicable to assets with credit recovery issues (credit-impaired assets), evidenced by a delay of more than 90 days in the payment of principal or interest, or by an indication that the respective obligation will not be fully honored. At this stage, interest income is recognized on a cash basis. A financial instrument will migrate between stages as its credit risk increases or decreases.
The expected credit loss provision is based on our internally developed models, which calculate the allowance by multiplying the probability of default of the customer or counterparty by the potential recovery of defaulted credits for each transaction, as described in “Note 2(c) – Accounting Policies, Critical Estimates and Significant Judgments – IV – Financial Assets and Liabilities” and in “Note 32 – Risk and Capital Management” of our audited consolidated financial statements. Risk levels are classified as:
Lower risk: PD lower or equal than 4.44%
Medium: PD from 4.44% up to 25.95%
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
(i).Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its office and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.
(ii).Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution’s management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the institution’s financial condition, which can expose assets to risk and harm the financial institution’s creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.
(iii).Extrajudicial liquidation: a process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.
(iv).In the course of the special regimens described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.
Deposit Insurance
In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the FGC provides deposit insurance for certain financial products. It guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are covered by the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.
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

Bank Secrecy
Brazilian financial institutions must maintain the secrecy of banking operations and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances under which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:
•the disclosure of information with the express consent of the interested parties;
•the exchange of information between financial institutions for record purposes;
•the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
•the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;
•the disclosure of some information established by law to tax authorities; and
•the disclosure of information in compliance with a judicial order.
Complementary Law No. 105, of January 10, 2001, also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.
The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information (the “2007 Agreement”). Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.
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
Law No. 13,506, dated November 13, 2017, as supplemented by Central Bank Resolution No. 131/21 and CVM Resolution No. 45/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the SPB and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million (or twice the value of the issuance or irregular transaction; or three times the economic advantage obtained or loss avoided as a result of the violation; or twice the damage caused to investors, whichever is higher), respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv) the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.
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
In December 2025, Law No. 15,040/2024 came into effect, establishing private insurance rules, repealing the previous provisions of the Brazilian Civil Code and amending Decree No. 73/1966. The new law aims at ensuring that insurers protect the legitimate interests of policyholders and beneficiaries against predetermined risks by paying a premium. The main points of the law include (i) strengthening transparency in contractual relationships; (ii) adjustments in claims regulation; and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio.
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
Furthermore, we adopted the clawback policy which consists of the recovery of compensation granted or paid in excess in the event of restatement of financial results. For further information, see “Item 6B. Compensation.”
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
In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation:
•an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies;
•a legal and regulatory provisions non-compliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; and
•other reports required by the Central Bank and CVM.
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
Independent auditors and the audit committee, individually or jointly, must formally notify the Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:
•non-compliance with legal rules and regulations that place the continuity of the audited entity at risk;
•frauds of any amount perpetrated by the management of the institution;
•material frauds perpetrated by the institution’s employees or third parties; and
•errors that result in major incorrectness in the financial statements of the audited entity.
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
Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by the IASB. For further information, see “Presentation of Financial and Other Information—About our Financial Information.” Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. For further information on fees and services of the principal auditors, see “Item 16C. Principal Accountant Fees and Services.”
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
Investments by Non-Resident Holders
Brazilian law restricts foreign ownership of voting shares of financial institutions and requires prior authorization from the Central Bank. Such authorization has been obtained and foreign ownership of our voting share capital is currently limited to 30%. Foreign investments are subject to registration and other local regulatory requirements, although certain exemptions and simplified procedures apply to non-resident investors. For more information on investments by foreign investors, see “Item 10E. Taxation––Brazilian Tax Considerations––Non-Resident Holders Resident or Domiciled in Tax Haven Jurisdictions.”

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
New Accounting Criteria and Accounting Standards
In 2023, the CVM issued Resolution No. 193, which requires publicly listed companies in Brazil, such as us, as well as investment funds and securitization companies, to prepare and disclose sustainability- and climate-related financial information in accordance with IFRS S1 and IFRS S2, as issued by the International Sustainability Standards Board (“ISSB”). These standards establish a global baseline for sustainability disclosures: IFRS S1 requires the disclosure of material sustainability-related risks and opportunities that could reasonably be expected to affect enterprise value, while IFRS S2 focuses on climate-related disclosures, including governance, strategy, risk management and metrics and targets, aligned with the TCFD framework. For entities regulated by the CVM, mandatory disclosure under both standards begins in 2026. Subsequently, in 2024, the CMN issued Resolution No. 5,185, which requires financial institutions, including us, to prepare and disclose a sustainability-related financial report in accordance with IFRS S1 and IFRS S2, as locally approved under CBPS 01 and CBPS 02. To enhance the reliability of these disclosures, such reports are subject to reasonable assurance by an independent auditor. Although aligned with CVM Resolution No. 193 to mitigate information asymmetry, CMN Resolution No. 5,185 establishes a phased implementation schedule for financial institutions, under which IFRS S2 (climate-related disclosures) became mandatory beginning in 2026, while IFRS S1 (general sustainability-related disclosures) becomes mandatory beginning in 2027. For a discussion of the risks associated with these regulatory requirements, see “Item 3D.—Risk Factors—We may incur financial and reputational losses as result of environmental and social risks.”

On April 30, 2025, the Central Bank issued Resolution No. 470 and CMN issued Resolution No. 5,207, which reflect a standardized sensitivity-based approach for market risk, called RWASENS. This change is part of the third phase of Brazil’s adoption of the FRTB under Basel III. Institutions classified in Segments S1, such as us, S2, and S3 will replace several existing market risk components (RWAmpad) with RWASENS, while Segment S4 institutions will continue to use the previous components. The new methodology is intended to simplify and standardize the calculation of capital requirements for market risk, aligning Brazil’s prudential framework with international standards. Additionally, the rule revokes the internal model-based market risk component (RWAMINT), requiring institutions that previously used internal models to adopt the new standardized approach. The new rule also amends the risk management regulation to include credit spread variation as a market risk factor that must be monitored internally. The changes are expected to take effect on January 1, 2027.

On May 22, 2025, CMN issued Resolution No. 5,214, which defines the methodology for calculating the Regulatory Capital (Patrimônio de Referência, or PR), to address changes introduced by recent accounting standards. Since January 2025, accounting rules have required that variations in the fair value of derivative liabilities due to changes in an institution’s own credit risk, be recorded in equity accounts. While these adjustments affect our net worth, prudential regulation already neutralizes their impact on Regulatory Capital to prevent volatility in regulatory capital caused by short-term credit risk fluctuations. The new rule clarifies that these variations should not be combined with other equity valuation adjustments, avoiding double counting and ensuring consistency with the Basel Committee recommendations. The change explicitly states that gains and losses from own credit risk adjustments will only be considered under specific provisions already in place, rather than alongside other unrealized valuation adjustments. CMN Resolution No. 5,214 came into force on the date of its publication (May 26, 2025).

On August 28, 2025, the CMN issued Resolution No. 5,244. The resolution refines the criteria for classifying financial instruments as problematic assets, particularly those with payment intervals equal to or greater than three months, and allows reclassification only after at least 90 days of full and timely performance without reliance on guarantees or collateral. The new rules aim to reduce the disproportionate impact of prior standards on long-term credit instruments and align domestic regulation with Basel Committee recommendations. The resolution also establishes recognition criteria for financial assets renegotiated after being written off due to expected credit losses, which must continue to be fully provisioned while classified as problematic. CMN Resolution No. 5,244 came into force on September 1, 2025.

On November 4, 2025, the Central Bank issued the Public Consultation 127, proposing amendments to Resolution No. 139/2021 to expand and standardize the GRSAC Report. The proposal introduces a second phase of requirements focused on quantitative metrics and targets, while refining the qualitative tables adopted in 2021, and aligns disclosures with international standards, including IFRS S1 and S2 and the Basel Committee’s Pillar 3 framework for voluntary climate risk disclosures. The new framework structures the GRSAC Report into standardized qualitative and quantitative tables covering governance, strategy, risk management and climate risk (transition and physical), as well as sectoral exposures and emissions, agriculture by biome, power generation by source, physical risk metrics for drought and heavy rain, transition plans, and social and environmental risk exposures. Disclosure of business opportunities remains voluntary; disclosure of national and international voluntary commitments follows new standardized tables (COMP1 and COMP2). The consultation also clarifies the use of climate scenario analysis, with parameters for narratives, time horizons and scientific bases.

Implementation is phased. For S1 and S2 institutions, the new GRSAC format would take effect in January 2027, with the first publication in 2028 using a December 2027 reference date. S3 institutions become subject to all tables with the first required publication based on December 31, 2028; S4 institutions, previously limited to a qualitative governance table, must disclose standardized information on social, environmental or climate commitments via COMP1 and COMP2 on the same timeline as S3. S5 institutions remain exempt. The proposed rules preserve flexibility to add granularity or justify omissions where immaterial and allow complementing tables to meet the sustainability financial reporting requirements aligned with IFRS, subject to consolidation scope differences. The public consultation was open for comments until February 13, 2026. The Central Bank will now analyze all the comments received to decide if said comments will be incorporated into the final rules on the matter.

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
In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested, including but not limited to on-lending to Brazilian companies and financial institutions. Cross-border loans, in which one the borrower is in Brazil and the other party is abroad, require reports to the Central Bank. Financial institutions may also grant loans indexed to a foreign currency to their clients on limited situations established in law. For further information about tax on foreign exchange transactions, see “Item 10E. Taxation.”
In addition, Law No. 14,286/2021 sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30% of their regulatory capital.

Virtual Assets and Virtual Asset Service Providers
On November 10, 2025, the Central Bank issued Resolutions Nos. 519, 520 and 521, establishing a regulatory framework for the provision of virtual asset services in Brazil, including licensing requirements, operational standards and the treatment of certain virtual-asset transactions under foreign exchange regulations. Resolution No. 520 regulates virtual asset services and sets out the conditions under which Virtual Asset Service Providers (“VASPs”) may be incorporated and operate, subjecting such activities to requirements relating to governance, internal controls, customer due diligence, data protection and information disclosure. Certain virtual-asset services may also be provided by financial institutions authorized by the Central Bank, including commercial and multi-purpose banks, such as us, subject to applicable conditions and supervisory oversight. Resolution No. 519 establishes the authorization and approval processes applicable to VASPs, including requirements for authorization to operate and prior approval for certain corporate and control-related transactions. Resolution No. 521 addresses the foreign exchange treatment of specified virtual-asset transactions, including certain cross-border transfers and exchanges, and introduces data collection and periodic reporting obligations to the Central Bank in connection with such activities. The resolutions generally entered into force on February 2, 2026. Institutions already providing virtual asset services, such as us, will be required to seek authorization or notify the Central Bank, as applicable, within the transition periods established by the regulations, with certain reporting obligations becoming effective in May 2026.
Changes to Rules Applicable to Agribusiness Receivables Certificates, Real Estate Receivables Certificates and Other Incentivized Instruments
On May 22, 2025, CMN issued Resolution No. 5,215, to clarify existing rules regarding LCIs and LCAs. The resolution introduces clearer provisions on early repurchase for intermediation purposes, allowing issuing institutions to repurchase LCIs and LCAs before maturity exclusively for intermediation, while maintaining the prohibition on holding them in treasury for resale. The rule also establishes general rules for extending the maturity of LCIs and LCAs, requiring that any extension comply with the same conditions as a new issuance, including minimum maturity periods. Furthermore, the updated nominal value of LCIs and LCAs cannot exceed the gross book value of the underlying real estate or agribusiness credit rights, calculated according to the Central Bank’s accounting standards, and prohibits using credits written off as losses as collateral. CMN Resolution No. 5,215 came into effect on the date of its publication (May 26, 2025) regarding new minimum maturity periods of the LCIs and LCAs, while other changes came into force on August 1, 2025.

Anti-Fraud Measures for Account Opening and Maintenance

In 2025, the Central Bank and the CMN issued rules to strengthen controls for fraud prevention, anti-money laundering, and the integrity of banking, savings, and deposit accounts.
These new rules require financial and payment institutions to reject payment transactions involving accounts subject to well-founded suspicion of fraud and to close payment or deposit accounts where serious irregularities are identified in customers registration information, or when such accounts are used as pass-through accounts or to provide unauthorized financial or payment services.
These measures, implemented through Central Bank Resolutions No. 476, No. 501 and No. 518 and CMN Resolutions No. 5,218 and No. 5,261, expand institutions’ monitoring and compliance obligations and increase supervisory expectations regarding the detection of fraud, scams, and money laundering, account usage, and customer identification.

Real Estate as Collateral for Credit Operations
On October 10, 2025, the CMN issued Resolution No. 5,255, further amending Resolution No. 4,676 to redefine the rules for the allocation of savings and interbank real estate deposits to real estate credit operations. The new regulation progressively increases the mandatory allocation of these funds to up to 100%, introduces new eligibility and control criteria for credit operations, and allows greater flexibility and more efficient use of resources raised through savings deposits and alternative funding instruments, such as LCIs and LIGs, reducing reliance on savings deposits. Additionally, changes to the compulsory deposit regime enable deductions linked to the origination of new real estate loans, with phased implementation starting January 1, 2027 and a transition period of up to ten years, supporting market stability and predictability.
Payroll Loans Regulation
On March 12, 2025, the Brazilian Government issued Provisional Measure No. 1,292, which proposes significant changes to the payroll loan market, which aims to expand payroll lending. The main changes include (i) the creation of a public online platform for digitalizing the payroll loan contracting process, which became operational on March 21, 2025; (ii) the obligation of private employers to provide information on payroll, deductions, and terminations to the platform, as well as to manage the withholding of loan installments from employees’ salaries; and (iii) the right of employees to transfer their payroll loans between banks, subject to a lower interest rate than the original one.
Provisional Measure No. 1,292 is effective as of its publication date, March 12, 2025
On July 24, 2025, Provisional Measure No. 1,292/25 was converted into Law No. 15,179/25, which came into effect on the date of its publication (July 27, 2025).
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
CMN Resolution 522, published on October 10, 2025, reinforces the resilience of Brazil’s payment ecosystem by assigning card schemes ultimate responsibility for transaction settlement, ensuring security and trust even in the event of participant failures. The regulation introduces centralized risk management and continuous stress testing, by Card schemes, that raising transparency and governance standards across the industry. It also revises chargeback rules and mandates greater tariff disclosure, enhancing predictability for all stakeholders. Card schemes have 180 days from publication to submit updated regulatory frameworks to the Central Bank; until then, existing regulations remain in effect.
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
The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers, and seeks to contemplate the recommendations of the TCFD at the national regulatory level. It also requires the preparation of an annual GRSAC Report by financial institutions classified in segments S1, such as us, S2, S3 and S4.
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
We are continuously improving our climate strategy. Our public reports are aligned with TCFD recommendations and seek to implement best practices on climate-related governance, strategy, risk management, metrics and targets. We are committed to achieving net zero GHG emissions across our operations and financing activities by 2050. As such, we disclose our financed emissions based on the PCAF. We report our direct emissions “Scope 1,” emissions from energy consumption “Scope 2,” and indirect emissions “Scope 3,” including those from our credit portfolio. Recognizing that financed emissions are the most significant for a bank, we acknowledge that reaching net zero depends on the decarbonization efforts of our clients and the broader real economy. To support this transition, we have published the decarbonization objectives for high GHG-emitting sectors we finance.
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
We continue to advance our commitment to achieve sustainable development. At the end of 2024, we set a new target to mobilize R$1 trillion in sustainable finance between January 2020 and December 2030. To achieve these objectives, we collaborate with the financial industry, through working groups such as the Brazilian Business Council for Sustainable Development and the United Nations Environment Program and through commitments such the Principles for Responsible Banking.
On November 21, 2024, the CMN issued Resolution No. 5,185, requiring larger financial institutions, such as us, to prepare and disclose a sustainability report along with their financial statements. The report must adhere to international standards (IFRS S1 and S2) and Brazilian sustainability pronouncements and we are working to adhere to such standards. Compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026. We have assessed our compliance with the regulation in question, and created working groups involving various areas to ensure our compliance within the specified deadlines.
Portability of Credit Transactions
Portability of credit transactions refers to the transfer of a credit obligation from the original creditor to another institution, at the debtor´s request , maintaining the same outstanding balance and remaining term. The regulation establishes standardized procedures and deadlines for information exchange n and the mandatory use of an electronic system authorized by the Central Bank for the fund transfers between financial institutions, prohibiting any alternative procedures (Resolution No. 5,057, issued by the Central Bank and CMN).
On December 21, 2023, the Central Bank and CMN regulated the portability of outstanding balances on credit card invoices (revolving credit and installment plans) and other post-paid payment instruments through Resolution No. 5,112, which came into effect on July 1, 2024. Among other provisions, Resolution No. 5,112 requires that a portability proposal for credit card financing from a new institution be structured as a single, consolidated credit operation. If the original creditor makes a counterproposal, it must offer at least one comparable, consolidated operation matching the repayment term of the proposal, ensuring cost comparability for the client.
Additionally, on November 28, 2025, the Central Bank and CMN issued Resolution 5,265, allowing institutions to use the Open Finance Brazil infrastructure for information exchange related to this transactions. This procedure is aligned with the Open Finance Brazil regulatory framework.

Recent Developments on Prudential Regulation
On May 30, 2025, the Central Bank issued Resolution No. 478 and CMN issued Resolution No. 5,223, introducing a new regulatory framework for the Leverage Ratio and establishing an individualized requirement for institutions, alongside the possibility of excluding intragroup exposures within cooperative systems. The measure addresses the need for prudential regulation on a solo basis to complement consolidated supervision. The Leverage Ratio, calculated as the ratio between regulatory capital and total exposure without risk-weighting, will now apply individually or on a subconsolidated basis for certain institutions, ensuring sufficient resources in Brazil to meet local obligations and mitigate risks associated with cross-border resolution constraints. The minimum leverage ratio requirement for individual or subconsolidated bases will be set at 2.25%, lower than the consolidated requirement of 3%, and phased in between 2026 and 2028. Institutions opting for subconsolidated compliance must prepare specific financial statements and submit a Recovery and Organized Exit Plan. Central Bank Resolution No. 478 and CMN Resolution No. 5,223 come into force on July 1, 2026, with a gradual implementation schedule.
Moreover, in November 2025, the Central Bank issued Public Consultation 128, proposing amendments to RWACPAD regulations to refine recognition of credit risk mitigation instruments (financial collateral, bilateral netting, personal guarantees, credit derivatives, and credit insurance) and to revise the CEM for derivatives by aligning key parameters with SA-CCR (including a 1.4 multiplier and PFE floor). By means of the proposed new rules, the Central Bank intends to allow single netting sets across derivatives and securities financing transactions. The draft rule also introduces preferential risk weights for specified payroll-deducted retail exposures, clarifies eligibility and haircuts for recognized collateral. However, the expected impact on our current portfolio is limited, as we do not use the CEM approach, nor do we apply netting across asset classes, derivatives, and SFTs, and while the reduction in risk weights for private‑sector payroll loans may create opportunities for future expansion, our existing exposures are largely concentrated in public‑sector payroll loans. Additionally, credit insurance is not currently used as a credit risk mitigation instrument in our operations, so any effects in this regard would be prospective only. The Public Consultation was open for comments until February 3, 2026. The Central Bank will now analyze all the comments received to decide if said comments will be incorporated into the final rules on the matter.

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
Anti-Corruption Law
The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability (that is, regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings, including company dissolution, prohibition against obtaining financing from public entities and prohibition against participating in public biddings. A presidential decree also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:
•To our Investor Relations website (see – “Itaú Unibanco – Corporate Governance – Policies – Corporate Corruption Prevention Policy”) from which you can electronically access further details about our anti-corruption Corporate Policy.
•To our Investor Relations website (see – “Itaú Unibanco – Corporate Governance – Policies – Corporate Policy on Integrity, Ethics and Conduct”) from which you can electronically access further details about principles that guide the institution to act with integrity, ethics, and responsibility.
•To our Investor Relations website (see – “Itaú Unibanco – Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program.
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
The Brazilian Anti-Money Laundering Law also created the COAF, which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction.
In compliance with the Brazilian Anti-Money Laundering Law and related regulations issued by the Central Bank, financial institutions in Brazil must establish internal control and procedures aiming at, among others:
•identifying and knowing their clients, which includes determining if they are PEPs, and also identifying UBOs;
•checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;
•keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;

•reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party;
•applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated;
•determining criteria for hiring personnel and offering anti-money laundering training for employees;
•monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
•reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations;
•maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds; and
•unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.
Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties, including:
(i)formal notice,
(ii)variable pecuniary fine (of up to twenty million reais)
(iii)temporary ineligibility of executive officers to hold any management position in financial institutions (for up to ten years), and
(iv)cancellation or suspension of the financial institution’s license to operate.
Financial institutions, such as us, are also required to maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments.
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
Consumer Protection
The Brazilian Consumer Protection Code, which is applicable to financial institutions, sets forth consumer defense and protection rules applicable to relationships with suppliers of products or services. The basic consumer rights regarding financial institutions are, among others:

•reverse burden of proof in court;
•proportional reduction of interest charged in connection with personal credit and consumer-directed credit transactions in case of early payment of debts;

•in limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g., systemic failure or operational error);

•the collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and

•liability for any damages caused to consumers by misrepresentations in their publicity or information provided.

Law No. 14,181, known as the “over-indebtedness” law, which amended the Brazilian Consumer Protection Code and the Senior Citizens’ Statute (Law No. 10,741 of October 1, 2003), provides preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Among other measures, Law No. 14,181 (i) implemented the concept of existential minimum (the minimum amount of income that a consumer should have for his subsistence), that cannot be compromised with the payment of credit contracts; and (ii) included a new chapter in the Brazilian Consumer Protection Code dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement.

On July 26, 2022, the Brazilian Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes key consumer rights, including responsible credit practices, financial education and measures to prevent and address over-indebtedness. The decree also specifies that the existential minimum (mínimo existencial) represents the portion of income that must be preserved to cover a consumer’s basic needs. However, it excludes certain debts and credit limits from the existential minimum safeguard, such as debts not related to consumption, real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety or with endorsements.

On June 20, 2023, Decree No. 11,567/2023 was published and entered into force introducing changes to Article 3 of Decree No. 11,150/2022. The amendment establishes a fixed existential minimum amount of R$600. It further revokes paragraph 2, which previously stated that annual adjustments to the minimum wage will not impact this amount.

On July 1, 2024, Law No. 14,905/2024 was published. This law introduces significant changes to the Brazilian Civil Code regarding monetary restatement and interest accrual in cases of default. It allows parties to freely set the monetary restatement index and interest rates in contracts, subject to legal limits, with the IPCA used as a default for restatement and the SELIC rate minus the applicable index for statutory interest. The law also mandates the Central Bank to provide a public tool to simulate statutory interest rates and clarifies that the Usury Law does not apply to certain obligations outside the SFN, such as transactions between legal entities, debt instruments, and those involving financial institutions. The provisions of the law came into force on August 30, 2024.

On November 4, 2025, Law No. 15,252/2025 was published, which established new rights for individuals in financial services, including: (i) automated salary portability; (ii) automatic debit on accounts between institutions; (iii) right to information; and (iv) access to a special type of loan with reduced fees. The Central Bank and CMN will issue detailed regulations within 180 days from November 4, 2025. [As of the date of this annual report, no such detailed regulation has been published by the Central Bank.]

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

Data Protection Law
The LGPD has been in force since September 2020 (except for its administrative sanctions, which have been applicable since August 1, 2021, pursuant to Law No. 14,010/2020). The LGPD introduced significant changes to the legal framework applicable to the processing of personal data, including those governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.
The LGPD also grants data subjects a number of rights (such as rights of access, correction and others) and imposes corresponding obligations on data controllers, including requirements to rely on an appropriate legal basis for processing and to adopt security measures.
The LGPD applies to any and all operations related to any form of processing of personal data, with exceptions provided by law, such as for exclusively private and non-economic purposes, or journalistic, artistic, or public security purposes, and it extends to individuals and public and private entities, regardless of the country where they are based or where the data is stored. The LGPD is also applicable whenever (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data of individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD applies regardless of the industry or business sector when dealing with personal data and is not restricted to data processing activities carried out through digital media and/or on the internet.
Further, Law No. 13,853/2019 amended the LGPD to create and establish the ANPD which, among others, is responsible for guaranteeing the protection of personal data, interpreting the LGPD and supervising compliance.
In the event of non-compliance with the LGPD, administrative penalties may be imposed, depending on the nature and gravity of the offense, in accordance with criteria established by the ANPD through ANPD Resolution No. 4, of February 24, 2023), as amended from time to time, including (1) warnings; (2) a single fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of the gross revenues in the Brazil of the entity, group or conglomerate of companies in the preceding fiscal year, per violation; (3) a daily fine (subject to the same overall limits applicable to single fines); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to six months, extendable for an additional six months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to six months, extendable for an additional six months; and (9) partial or full prohibition on personal data processing activities. These penalties may be applied individually or cumulatively.
Additionally, other authorities in Brazil can also rely on the LGPD and related data protection principles in administrative procedures or lawsuits within their respective areas of competence. For example, consumer protection authorities, the Public Prosecutor’s Office (Ministério Público), public defender’s offices and non-governmental associations, as well as individuals, can file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In administrative proceedings, fines may be imposed in some cases, under applicable sectoral legislation, and in legal proceedings, in addition to the obligation to cease the allegedly unlawful activity or to perform a specific action, compensation for moral and material damages may be imposed, including in collective actions.
Cybersecurity Regulation
We seek to comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial and payment institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with (i) CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection,(ii) SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, EAPCs, capitalization and local reinsurers and (iii) the SEC’s cybersecurity disclosure rules for foreign issuers, focusing on Risk Management, Strategy, Governance and Cybersecurity Incident Disclosure.
Relevant service data location and processing may occur inside or outside of Brazil. In case of data location and processing, the relevant contract may not hinder Central Bank’s supervision and the financial institution must have a contingency plan in place in case of termination or impossibility of provision of the services and management of information security risk of the third parties. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).
For further information on cybersecurity, see “Item 16K. Cybersecurity.”
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
Social Contribution on Net Income (CSLL)
20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies). As of April, 2026, some companies are subject to a gradual increase of CSLL, see below.
Net income with adjustments (exclusions, additions, and deductions)
9.0% (other Itaú Unibanco Group companies). As of April, 2026, some companies are subject to a gradual increase of CSLL, see below.
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
Corporate Income Tax and Social Contribution on Net Income
In accordance with applicable legislation, IRPJ and CSLL are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.
The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding R$240,000 per year, and the CSLL is calculated at (i) a rate of 20.0% for banks, (ii) a rate of 15.0% for other financial institutions except banks, and (iii) a rate of 9.0% for non-financial Brazilian legal entities, after adjustments determined by the tax legislation.
On December 26, 2025, the Complementary Law No. 224/2025 became effective, which, among other measures, increased some of the Social Contribution on Net Income (CSLL) tax rates applicable to the financial sector, effective as of April 1,2026: (i) for credit, financing and investment companies and capitalization companies: rate of 17.5% until December 31,2027 and 20.0% as of January, 2028 and (ii) for payment institutions, organized over-the-counter market administrators, stock exchanges, clearing and other entities regulated by the CMN: rate of 12.0% until December 31, 2027 and 15.0% as of January, 2028.
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
Tax on Financial Transactions
The IOF, is levied on credit, currency exchange and securities transactions and is imposed on specific rates according to the transaction in question. The tax rate may be changed directly by a decree from the Executive Branch, rather than by a law issued by the Brazilian Congress which may become effective as of its publication date.
Brazil committed to eliminate the IOF on foreign exchange (“IOF/FX”) transactions. In this regard, Decree No. 10,997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the IOF/FX rate is reduced to 0% by 2029.Despite the previously established plan, in 2025 the Brazilian Government issued Decrees No. 12,466/2025, 12,467/2025 and 12,499/2025, which expanded IOF taxable events and increased the applicable rates. The Brazilian Congress, however, responded by issuing Legislative Decree No. 176/2025, suspending the effects of these measures. In response to the institutional impasse, the Executive and the Legislature brought the matter before the Supreme Federal Court through ADC No. 96 and ADIs No. 7,827 and No. 7,839, seeking a definitive assessment of the decrees’ compliance with constitutional requirements. STF granted an injunction suspending the IOF levy on advance payment transactions of receivables to suppliers (forfait or supplier risk), while upholding the increased rates established by Decree No. 12,499/2025.The table below summarizes the main IOF rates currently levied on our transactions and do not reflect an exhaustive list of transactions subject to IOF. Notwithstanding, we note that IOF is a very complex tax.
Therefore, we recommend that tax advisors be consulted for an in-depth analysis.

Type of transaction	Applicable Rates (Rates may be changed by a decree enacted by the Brazilian Government up to a maximum rate, as described below, which may become effective as of its publication date)
Foreign exchange transactions	IOF/FX: zero to 3.50% (depending on the transaction). As a general rule, the rate is 0.38% for the inflow of funds, while a 3.5% applies to the outflow of funds.Maximum rate: 25%
Foreign exchange transactions – Credit and debit card transactions, money withdrawal abroad and travel cheques	3.50%
Foreign exchange transactions –Acquisition of foreign currency	3.50%
Foreign exchange transactions – Cross-border transfer of funds to bank accounts held by resident persons	3.50% or 1.10%, if the remittance is intended for investment purposes
Foreign exchange transactions – Inbound loans	Foreign loans with a minimum average term of up to 364 days: 3,5%; in other cases, 0%
Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%
Loans and credit transactions	IOF/Credit: 0.0082% per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day

Securities	IOF/Securities: zero to 1.5% as a general rule Primary acquisition of shares in FIDCs: 0.38% Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%
Brazil’s Consumption Tax Reform was issued
On December 20, 2023, the Tax Reform was approved and converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes will be implemented as from 2026. The Tax Reform provides for the replacement of five taxes by two new value-added taxes, the IBS and the CBS within a seven-year transition period. The current taxes on consumption that will be replaced by the IBS and CBS include (i) ICMS; (ii) ISS; (iii) IPI; (iv) PIS and COFINS. As of 2027, PIS and COFINS are expected to be fully replaced by CBS, and IPI rates are expected to be reduced to zero in most cases. The transition from ICMS and ISS to IBS will occur between 2029 and 2032, through a gradual replacement mechanism, whereby the share of revenues attributable to IBS will increase while ICMS and ISS will be proportionally reduced (10% in 2029, 20% in 2030, 30% in 2031 and 40% in 2032), with full implementation of IBS and extinction of ICMS and ISS as of 2033.The Constitutional Amendment stipulates that in relation to revenue from financial intermediation, there should be maintained the current tax burden applied to loan operations until the end of the fifth year after the regime comes into force (with no increase or decrease in the sector’s revenue).

In addition, the new system is based on a non-cumulative model, which generally allows taxpayers to recognize tax credits depending on the nature of the specific goods and services being acquired. Specific credit appropriation methods apply to services acquired from financial institutions, including distinctions between financial transactions and fees and commissions.
On January 16, 2025, the Brazilian Congress issued the Complementary Law No. 214/2025 providing general standards for the imposition of IBS and CBS, including the circumstances of incidence and calculation bases for these taxes. As a rule, for financial institutions, the CBS and the IBS shall be levied over the spread of financial transactions, although such tax base may vary depending on the specific services being rendered.

Complementary Law No. 227/2026, published on January 14, 2026, complements and implements Complementary Law No. 214/2025. It also provides regulations applicable to the ITCMD, see “Item 10E. Taxation — Other federal Brazilian taxes".
As the Tax Reform is subject to complementary regulations and even though these changes may or not lead to a possible increase in our tax burden, predicting the impacts on our gross margin is not possible at this time.
Tax Reform on Income
Law No. 15,270, published on November 27, 2025 and effective January 1, 2026, introduced significant changes to the taxation of profits and dividends in Brazil. Beginning in January 2026, profits and dividends paid by the same Brazilian legal entity to the same individual resident in Brazil in excess of R$50,000 per month are subject to a 10% withholding income tax (“IRRF”) on the total amount distributed. Profits and dividends relating to results accrued through 2025 that were approved for distribution by December 31, 2025 and are due under applicable law remain exempt from withholding tax, provided payment is made in accordance with the original approval terms.
Dividends paid to nonresident beneficiaries are subject to a 10% IRRF, regardless of the amount. Exemptions apply to: (i) profits and dividends relating to results accrued through 2025 that were approved for distribution by December 31, 2025 and are due under applicable law, provided payment, credit or delivery occurs in accordance with the original approval terms; (ii) payments to foreign governments, subject to reciprocity; (iii) payments to sovereign wealth funds; and (iv) payments to foreign entities whose principal activity is the administration of pension or retirement benefit plans. If the combined 10% IRRF and the effective Brazilian corporate income tax burden exceed the combined nominal rates of IRPJ and CSLL, the nonresident beneficiary may elect to claim a tax credit. The procedures for exercising this election and claiming the credit remain subject to further regulation.
In addition, Complementary Law No. 224, issued on December 26, 2025, increased the withholding income tax rate applicable to interest on shareholders’ equity from 15% to 17.5%, effective January 1, 2026.
For more information on the risks associated with these reforms, see “Item 3D. Risk Factors––Macroeconomic and Geopolitical Risks––Regulatory, Compliance and Legal––Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect us.”

Brazil Adheres to Pillar 2 regulations
Brazil has implemented Pillar 2 regulations under the GloBE of the OECD. Law No. 15,079, published on December 30, 2024, created an additional social contribution on net profits, which is based on the QDMTT rule. This law is further regulated by Normative Ruling No 2,228, published on October 3, 2024.
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
U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS)
FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as us to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities (“NFFEs”), and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented FFIs.
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
The U.S. collaborated with other governments to develop IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.
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
Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was issued to introduce the CRS in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting (“BEPS Project”), coordinated by the OECD. In connection therewith, an ancillary obligation called “e-Financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.
Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 2,119, dated December 6, 2022, and this framework has been subsequently updated, most recently by Normative Ruling No. 2,290, which currently governs the beneficial ownership obligations applicable to entities registered with the CNPJ.
In addition, Normative Ruling No. 1,681 was issued on December 28, 2016, providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (“RFB”), which in its turn is also expected to exchange such information with other countries’ tax authorities.

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
Selected Statistical Information
The following information is included for analytical purposes and should be read together with our audited consolidated financial statements, included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects.”
The data included or referenced in this section are presented in accordance with IFRS, unless otherwise indicated.
Average Balance Sheet and Interest Rate Data
The following tables outline the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.The majority of our business is comprised of operations with individuals and corporate entities without significant fluctuations over short periods. Non-performing loans and leases are disclosed as a non-interest earning asset in the table below:

	2025			2024			2023
Assets	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-earning assets (1)	2,658,246	356,156	13.4%	2,468,652	298,768	12.1%	2,226,124	280,596	12.6%
Interest-bearing deposits in other banks	63,657	1,881	3.0%	57,504	4,436	7.7%	54,713	4,122	7.5%
Securities purchased under agreements to resell	245,466	37,079	15.1%	284,103	36,171	12.7%	245,683	33,898	13.8%
Central Bank compulsory deposits	152,288	17,820	11.7%	139,623	12,505	9.0%	123,120	12,569	10.2%
Financial Assets	1,054,012	143,028	13.6%	940,634	105,485	11.2%	809,296	98,800	12.2%
Financial assets at fair value through profit or loss	619,933	101,366	16.4%	525,996	56,510	10.7%	444,115	58,211	13.1%
Financial assets at fair value through other comprehensive income	130,217	15,642	12.0%	123,803	36,937	29.8%	130,226	27,463	21.1%
Financial assets at amortized cost	303,862	26,020	8.6%	290,835	12,038	4.1%	234,955	13,126	5.6%
Other Financial Assets	150,456	1,722	1.1%	132,881	1,390	1.0%	119,835	745	0.6%
Loans and leases	992,367	154,626	15.6%	913,907	138,781	15.2%	873,477	130,462	14.9%
Non-interest-earning assets	257,529	-		237,742	-	-	221,302	-
Cash and due from banks	35,662			34,776			32,614
Central Bank compulsory deposits	12,923			13,033			10,050
Derivatives	83,247			70,110			74,559
Non-performing loans	29,493			32,761			35,483
Provisions for Expected Loss	(54,318)			(49,383)			(54,262)
Premises and equipment, net	11,738			9,172			7,816
Investments in unconsolidated companies	10,439			9,722			8,289
Goodwill	2,472			2,356			2,154
Intangible assets, net	21,555			21,327			21,466
Tax assets	76,597			68,437			62,426

Assets held for sale	902	627			393
Other assets	26,819	24,804			20,314
Total	2,915,775	2,706,394	-	-	2,447,426
1)For the net yield on total average interest-earning assets, see "Net Interest Margin and Spread".

Liabilities	2025			2024			2023
	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
	(In millions of R$, except percentages)
Interest-bearing liabilities	2,398,104	261,488	10.9%	2,218,722	190,957	8.6%	1,983,947	186,835	9.4%
Interest-bearing deposits	918,264	99,322	10.8%	876,696	68,489	7.8%	798,378	71,508	9.0%
Savings deposits	173,716	11,181	6.4%	176,347	12,093	6.9%	174,786	11,863	6.8%
Deposits from banks and time deposits	744,548	88,141	11.8%	700,349	56,396	8.1%	623,592	59,645	9.6%
Securities sold under repurchase agreements	410,757	57,127	13.9%	394,346	36,262	9.2%	328,637	41,624	12.7%
Interbank market debt and Institutional market debt	524,235	61,328	11.7%	475,118	62,181	13.1%	438,861	44,782	10.2%
Interbank market debt	376,123	48,158	12.8%	342,643	51,600	15.1%	316,590	34,543	10.9%
Institutional market debt	148,112	13,170	8.9%	132,475	10,581	8.0%	122,271	10,239	8.4%
Reserves for insurance and private pension and Liabilities for capitalization plans	335,378	42,150	12.6%	293,343	23,679	8.1%	254,228	28,585	11.2%
Other interest-bearing liabilities	209,470	1,561	0.7%	179,219	346	0.2%	163,843	336	0.2%
Non-interest bearing liabilities	299,611	-		282,320	—		275,243	-
Non-interest bearing deposits	125,246			121,400	—		118,046
Other non-interest-bearing liabilities	174,365			160,920	—		157,197
Total stockholders’ equity attributed to the owners of the parent company	208,626			196,171	—		180,105
Non-controlling interests	9,434			9,181	—		8,131
Total	2,915,775			2,706,394	—		2,447,426
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

	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	2025			2024
	Volume (1)	Yield/rate (2)	Net change (3)	Volume (1)	Yield/rate (2)	Net change (3)
	(In millions of R$, except percentages)
Interest-earning assets	22,505	34,883	57,388	24,095	(5,923)	18,172
Interest-bearing deposits in other banks	431	(2,986)	(2,555)	214	100	314
Securities purchased under agreements to resell	(5,306)	6,214	908	5,027	(2,754)	2,273
Central Bank compulsory deposits	1,214	4,101	5,315	1,577	(1,641)	(64)
Financial Assets	13,819	23,724	37,543	11,075	(4,390)	6,685
Financial assets at fair value through profit or loss	11,435	33,421	44,856	9,754	(11,455)	(1,701)

Financial assets at fair value through other comprehensive income	1,822	(23,117)	(21,295)	(1,414)	10,888	9,474
Financial assets at amortized cost	562	13,420	13,982	2,735	(3,823)	(1,088)
Other Financial Assets	194	138	332	89	556	645
Loans and leases	12,153	3,692	15,845	6,113	2,206	8,319

Interest-bearing liabilities	15,059	55,472	70,531	22,153	(18,032)	4,121
Interest-bearing deposits	3,579	27,254	30,833	6,939	(9,959)	(3,020)
Saving deposits	(178)	(734)	(912)	106	123	229
Deposits from Banks and Time Deposits	3,757	27,988	31,745	6,833	(10,082)	(3,249)
Securities sold under repurchase agreements	1,567	19,298	20,865	7,360	(12,722)	(5,362)
Interbank market debt and Institutional market debt	6,065	(6,918)	(853)	3,864	13,535	17,399
Interbank market debt	4,744	(8,186)	(3,442)	3,035	14,022	17,057
Institutional market debt	1,321	1,268	2,589	829	(487)	342
Reserves for insurance and private pension and Liabilities for capitalization plans	3,780	14,691	18,471	3,960	(8,866)	(4,906)
Other Interest-bearing liabilities	68	1,147	1,215	30	(20)	10
1)Volume change has been computed as the change in the average interest earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the earlier period.
2)Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-bearing liabilities in the earlier period.
3)We allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms.

Net Interest Margin and Spread
The following table sets forth our average interest-earning assets, total average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the periods indicated below:

	2025	2024	2023
	(in millions of R$, except percentages)
Total average interest-earning assets	2,658,246	2,468,652	2,226,124
Total average interest-bearing liabilities	2,398,104	2,218,722	1,983,947
Net Interest income (1)	94,668	107,811	93,761
Average yield on average interest-earning assets (2)	13.4%	12.1%	12.6%
Average rate on average interest-bearing liabilities (3)	10.9%	8.6%	9.4%
Net interest spread (4)	2.5%	3.5%	3.2%
Net interest margin (5)	3.6%	4.4%	4.2%
1)Is the sum of total interest-earning and similar income and total interest-bearing and similar expenses.
2)Total interest-earning and similar income divided by total average interest-earning assets.
3)Total interest-bearing and similar expenses divided by total average interest-bearing liabilities.
4)Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
5)Net interest income divided by total average interest-earning assets.

Assets
Portfolio of Securities and Derivative Financial Instruments
General Information
We present below our portfolio of financial assets at fair value through profit or loss – Securities, Financial Assets at Fair Value Through Other Comprehensive Income, Financial Assets at Amortized Cost and Derivative Financial Instruments as of December 31, 2025, 2024 and 2023.
The amounts exclude our investments in securities of unconsolidated companies. For further information on our investments in unconsolidated companies, see “Note 2(c) – Accounting Policies, Critical Estimates and Material Judgments – VI – Investments in Associates and Joint Ventures” to our audited consolidated financial statements. Financial assets held for trading and designated at fair value through profit or loss and financial assets at fair value through other comprehensive income are stated at fair value and financial assets at amortized cost - securities are stated at amortized cost. Please see “Note 2 – Material Accounting Policies” to our audited consolidated financial statements for further details.
As of December 31, 2025, we held securities issued by the Brazilian Government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$583,956 million and R$583,679 million, respectively, which represented 271.5% of our consolidated stockholders’ equity as of that date. As of December 31, 2024, we held securities issued by the Brazilian Government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$537,924 million and R$537,665 million, respectively, which represented 243.1% of our consolidated stockholders’ equity as of that date. As of December 31, 2023, we held securities issued by the Brazilian Government classified as “Government Securities – Domestic” with an aggregate book value and an aggregate market value of R$520,964 million and R$520,747 million, respectively, which represented 261.7% of our consolidated stockholders’ equity as of that date. As of December 31, 2025, we did not hold securities of any other issuer the book value of which in the aggregate represented more than 10.0% of our consolidated stockholders’ equity. This is due to our conservative asset and liabilities management and our liquidity in local currency maintained in securities issued by the Brazilian Government. Additionally, securities issued by the Brazilian Government are accepted as deposits in our operations in the market on B3.

Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss - Securities
Listed below are the assets acquired and accrued which are either available for sale in the short term or are part of a portfolio of financial instruments that are managed as a whole and for which there is a recent history of sales in the short term. Please see “Note 5 – Securities at Fair Value Through Profit or Loss (FVPL)” to our audited consolidated financial statements for further details.

Financial Assets at Fair Value Through Profit or Loss	As of December 31,
	2025 Fair value	2024 Fair value	2023 Fair value
	(In millions of R$)
Investment funds	39,845	37,103	26,570
Brazilian government securities (1a)	396,458	361,696	342,092
Government securities – Latin America (1b)	6,015	4,381	2,875
Government securities – Other Countries (1c)	401	1,473	2,562
Corporate securities (1d)	170,550	155,172	137,653
Shares	25,175	25,880	26,535
Rural product note	636	941	4,203
Bank deposit certificates	1,108	450	128
Real estate receivables certificates	2,046	1,654	1,591
Debentures	97,906	87,142	76,548
Eurobonds and other	3,098	1,991	2,464
Financial bills	37,345	33,071	22,552
Promissory and commercial notes	1,174	1,216	2,602
Other	2,062	2,827	1,030
Total	613,269	559,825	511,752
Government securities (Designated at FVPL)	15,505	318	—
Total	628,774	560,143	511,752
1) The securities pledged as guarantee of funding transactions with financial institutions and customers and post-employment benefits (See “Note 26(b) – Risk Management” to our consolidated financial statements), are: a) Government securities - Brazil R$86,481 (R$108,595 at 12/31/2024 and R$118,798 at 12/31/2023), b) Government securities - Latin America R$313 (R$2,539 at 12/31/2024 and R$87 at 12/31/2023), c) Government securities - Other Countries R$0 (R$0 at 12/31/2024 and R$0 at 12/31/2023) and d) Corporate securities R$139 (R$11,775 at 12/31/2024 and R$11,788 at 12/31/2023), totaling R$86,933 (R$122,909 at 12/31/2024 and R$130,673 at 12/31/2023).

We note that Brazilian Government securities represented 63.1% of our portfolio of financial assets at fair value through profit or loss in 2025. Brazilian Government securities classified at fair value through profit or loss represented 12.9% of our total assets in the same period. Please see “Item 3D. Risk Factors––Credit––We may incur losses associated with counterparty exposure risks” for further details.

Assets at Fair Value Through Other Comprehensive Income
Listed below are financial assets that, according to our management’s understanding, may be sold in response to, or before changes in, market conditions and are not classified as financial assets at fair value through profit or loss, loans and receivables or held to maturity. Please see “Note 8 – Securities at Fair Value Through Other Comprehensive Income (FVOCI)” to our audited consolidated financial statements for further details.

Financial Assets at Fair Value Through Other Comprehensive Income	As of December 31,
	2025	2024	2023
	Fair value	Fair value	Fair value
	(In millions of R$)
Brazilian government securities (1a)	81,763	64,377	83,905
Government securities – Latin America (1b)	25,143	21,470	23,872
Government securities – Other Countries (1c)	13,984	13,026	9,910
Corporate securities (1d)	11,583	7,430	12,352
Shares	780	566	6,143
Rural product note	—	126	—
Bank deposit certificates	167	83	44
Real estate receivables certificates	222	57	67
Debentures	4,413	1,498	1,773
Eurobonds and others	5,871	4,812	4,057
Financial bills	5	53	—
Other	125	235	268
Total	132,473	106,303	130,039
1) The securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (See “Note 26(b) – Risk Management” to our consolidated financial statements), are: a) Brazilian government securities R$ 29,581 (R$ 33,971 at 12/31/2024 and R$ 38,389 at 12/31/2023), b) Government securities - Latin America R$ 3,519 (R$ 3,050 at 12/31/2024 and R$ 2,932 at 12/31/2023), c) Government securities - Other Countries R$ 1,113 (R$ 0 at 12/31/2024 and R$ 0 at 12/31/2023) and d) Corporate securities R$ 3,125 (R$ 986 at 12/31/2024 and R$ 868 at 12/31/2023), totaling R$ 37,338 (R$ 38,007 at 12/31/2024 and R$ 42,189 at 12/31/2023).
Brazilian Government securities and corporate securities represented 61.7% and 8.7%, respectively, of our portfolio of assets at fair value through other comprehensive income in 2025. Brazilian Government securities and corporate securities classified as assets at fair value through other comprehensive income, which are used as a hedge for our subordinated debt portfolio, represented 2.7% and 0.4%, respectively, of our total assets in the same period.

Financial Assets at Amortized Cost
Listed below are non-derivative financial assets that we have the intention and financial ability to held to maturity. Please see “Note 9 – Securities at Amortized Cost” to our consolidated financial statements for further details.

	As of December 31,
Financial Assets at Amortized Cost	2025	2024	2023
	Net Amortized Cost	Net Amortized Cost	Net Amortized Cost
	(In millions of R$)
Brazilian government securities (1a)	105,678	111,808	94,967
Government securities – Latin America (1b)	5,974	21,721	27,865
Government securities – Other Countries	15,035	25,123	22,708
Corporate securities (1c)	190,976	165,200	114,349
Rural product note	68,534	59,942	37,956
Bank deposit certificates	63	50	19
Securitized real estate loans	4,189	5,818	5,904
Debentures	78,051	74,243	56,813
Eurobonds and others	11,688	1,093	516
Financial bills	379	212	1,573
Promissory and commercial notes	21,272	16,280	10,230
Other	6,800	7,562	1,338
Investment Funds	9,810	—	—
Total	327,473	323,852	259,889

1) The securities pledged as collateral for funding transactions with financial institutions and customers and Post-employment benefits (See “Note 26(b) – Risk Management” to our consolidated financial statements), are: a) Brazilian government securities R$14,207 (R$39,289 at 12/31/2024 and R$ 16,738 at 12/31/2023) and b) Government securities – Latin America R$894 ( R$969 at 12/31/2024 and R$ 0 at 12/31/2023) and c) Corporate securities R$378 (R$29,964 at 12/31/2024 and R$ 20,114 at 12/31/2023), totaling R$15,479 (R$70,222 at 12/31/2024 and R$ 36,852 at 12/31/2023).
We note that Brazilian Government securities represented 32.3% of our portfolio of financial assets at amortized cost in 2025. Brazilian Government securities classified at amortized cost represented 3.4% of our total assets in the same period.

Derivatives
Derivatives are classified on the date of their acquisition in accordance with our management’s intention to use them as a hedging instrument, as determined by Brazilian regulations. For further information see “Note 6 – Derivatives” to our consolidated financial statements. Our derivatives portfolio (assets and liabilities) is comprised of futures, forward, swaps, options and credit derivatives, as stated in the table below:

Derivative Financial Instruments	ForThe Year Ended December 31,
	2025	% of total	2024	% of total	2023	% of total
	(In millions of R$, except percentages)
Assets
Options agreements	11,726	16.0	21,170	22.9	7,718	14.0
Forwards	4,607	6.3	1,739	1.9	3,274	5.9
Swaps – adjustment receivable	47,184	64.3	55,428	60.0	37,957	68.7
Credit derivatives	615	0.8	633	0.7	282	0.5
NDF - Non Deliverable Foward	8,351	11.4	12,207	13.2	5,378	9.7
Others - derivative financial instruments	901	1.2	1,262	1.4	642	1.2
Total derivative financial instruments assets	73,384	100.0	92,439	100.0	55,251	100.0
Derivative financial instruments as percentage of total assets		2.4%		3.2%		2.2%
Liabilities
Options agreements	(8,402)	12.0	(20,588)	24.1	(8,972)	17.1
Forwards	(4,381)	6.3	(1,450)	1.7	(2,982)	5.7
Swaps – adjustment payable	(45,453)	65.2	(51,394)	60.2	(35,741)	68.1
Credit derivatives	(367)	0.5	(795)	0.9	(149)	0.3
NDF - Non Deliverable Foward	(10,929)	15.7	(10,761)	12.6	(4,478)	8.5
Others - derivative financial instruments	(228)	0.3	(425)	0.5	(153)	0.3
Total derivative financial instruments liabilities	(69,760)	100.0	(85,413)	100.0	(52,475)	100.0
Derivative financial instruments as percentage of total liabilities and stockholder's equity		2.3%		3.0%		2.1%

Distribution of our financial assets by maturity	December 31, 2025
	No stated maturity		Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	R$	Weighted avarege yeld (%)	R$	Weighted avarege yeld (%)	R$	Weighted avarege yeld (%)	R$	Weighted avarege yeld (%)	R$	Weighted avarege yeld (%)	R$	Weighted avarege yeld (%)
	(In millions of R$, except percentages)
At Fair Value Through Profit or Loss	25,050		110,981		355,816		93,749		27,673		613,269
Investment funds (1)	5,150	0.2	25,940	0.0	5,373	0.0	2,359	0.0	1,023	0.0	39,845	0.0
Brazilian government securities	—	0.0	62,237	0.2	271,181	0.7	48,284	0.7	14,756	0.0	396,458	0.6
Government securities - Latin America	—	0.0	2,269	0.3	2,500	0.5	1,121	2.0	125	0.9	6,015	0.7
Government securities - Other Countries	—	0.0	400	0.7	—	8.6	—	0.0	1	2.3	401	0.7
Corporate securities	19,900	0.0	20,135	11.3	76,762	8.5	41,985	29.3	11,768	13.5	170,550
Shares	19,900		5,275		—		—		—		25,175
Bank deposit certificates	—	0.0	1,025	0.1	83	0.6	—	0.0	—	0.0	1,108	0.1
Real estate receivables certificates	—	0.0	91	0.1	1,155	0.3	594	1.6	206	1.5	2,046	0.8
Debentures	—	0.0	3,059	0.3	49,642	3.2	35,756	5.3	9,449	8.5	97,906	4.4
Eurobonds and other	—	0.0	79	0.4	2,367	1.5	543	1.7	109	0.9	3,098	1.5
Financial bills	—	0.0	9,900	0.4	21,915	0.1	3,666	1.3	1,864	0.0	37,345	0.3
Promissory and commercial notes	—	0.0	332	1.8	532	0.0	310	15.0	—	0.0	1,174	4.5
Rural product note	—	0.0	186	3.7	277	1.2	173	2.4	—	1.6	636	2.2
Other	—	0.0	188	4.5	791	1.6	943	2.0	140	1.0	2,062	2.0
Financial assets held for trading and designated at fair value through											—
Brazilian government securities	—	0.0	—	0.0	2	0.0	9	0.0	46	0.0	57	0.0
Government securities - Latin America	—	0.0	14,727	8.7	721	11.5	—	0.0	—	0.0	15,448	8.9
Derivatives	—		29,362		32,420		9,411		2,191		73,384
At Fair Value Through Other Comprehensive Income	616		41,982		66,208		15,155		8,512		132,473
Brazilian government securities	—	0.0	18,729	0.9	45,528	0.6	10,739	0.5	6,767	10.6	81,763	1.5
Government securities - Latin America	—	0.0	16,232	1.2	7,236	3.0	1,600	2.2	75	0.8	25,143	1.8
Government securities - Other Countries	—	0.0	5,328	0.5	8,491	0.8	165	0.0	—	0.0	13,984	0.7
Corporate securities	616		1,693		4,953		2,651		1,670		11,583
Shares	616		36		—		—		128		780
Bank deposit certificates	—	0.0	74	2.8	93	1.7	—	0.0	—	0.0	167	2.2
Real estate receivables certificates	—	0.0	—	0.0	46	0.6	176	0.4	—	0.0	222	0.5
Debentures	—	0.0	12	7.2	1,071	6.1	2,094	4.9	1,236	7.1	4,413	5.8
Eurobonds and others	—	0.0	1,542	0.6	3,642	1.4	381	2.7	306	31.6	5,871	2.9
Financial bills	—	0.0	—	0.0	5	0.0	—	0.0	—	0.0	5	0.0
Rural product note	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Other	—	0.0	29	0.0	96	0.3	—	0.0	—	0.0	125	0.2
At Amortized Cost	920		72,663		187,985		52,748		13,157		327,473
Investment funds (1)	321	0.0	1,582	0.0	6,405	0.0	1,148	1.1	355	0.0	9,811	0.1
Brazilian government securities	—	0.0	16,399	1.0	80,416	0.9	4,928	6.4	3,934	3.8	105,677	1.3
Government securities - Latin America	—	0.0	2,649	3.4	3,087	8.8	238	10.9	—	0.0	5,974	6.5
Government securities - Other Countries	—	0.0	15,617	1.4	9,905	1.0	—	0.0	—	0.0	25,522	1.2
Corporate securities	599		36,416		88,172		46,434		8,868		180,489
Rural product note	599	0.0	23,798	4.5	37,007	2.7	7,087	2.4	45	0.0	68,536	3.3
Bank deposit certificates	—	0.0	21	3.5	42	2.1	—	0.0	—	0.0	63	2.6
Real estate receivables certificates	—	0.0	27	12.6	2,859	4.3	1,302	3.6	—	0.0	4,188	4.1
Debentures	—	0.0	5,616	10.8	33,615	8.0	29,997	9.3	8,823	52.5	78,051	13.7
Eurobonds and other	—	0.0	96	0.0	592	1.9	514	2.1	—	0.0	1,202	1.8
Financial bills	—	0.0	307	22.6	72	3.5	—	0.0	—	0.0	379	19.0
Promissory and commercial notes	—	0.0	5,660	8.7	10,845	2.5	4,766	3.9	—	0.0	21,271	4.4
Other	—	0.0	891	20.1	3,140	2.7	2,768	3.4	—	0.0	6,799	5.3

Distribution of our financial assets by currency	Securities			Derivatives
	Amortized Cost	Fair Value Through Profit or Loss	Fair Value Through other Comprehensive Income	Fair Value Through Profit or Loss	Total
	(In millions of R$)
December 31, 2025	327,474	628,774	132,473	73,384	1,162,105
Denominated in Brazilian currency	306,820	603,439	61,368	59,333	1,030,960
Denominated in foreign currency	20,654	25,335	71,105	14,051	131,145
December 31, 2024	323,852	560,143	106,303	92,439	1,082,737
Denominated in Brazilian currency	298,953	533,887	31,313	22,466	886,619
Denominated in foreign currency	24,898	26,256	74,990	69,973	196,117
December 31, 2023	259,889	511,752	130,039	55,251	956,931
Denominated in Brazilian currency	226,384	497,042	53,173	15,676	792,275
Denominated in foreign currency	33,505	14,710	76,866	39,575	164,656

For the purpose of analyzing the exposure of variations in foreign exchange rates, the table below presents the composition of our derivative financial instruments as of December 31, 2025 in Brazilian reais and in foreign currency, including the instruments denominated in foreign currencies. For the notional amount of derivative financial instruments, please see “Note 6 – Derivatives” to our audited consolidated financial statements.

Derivative financial instruments (notional amounts)	For The Year Ended December 31, 2025,
	Brazilian Currency	Denominated in or linked to Foreign Currency	Total
	(In millions of R$)
Swap contracts
Buy (Sale) commitments, net	(134,124)	(15,021)	(149,145)
Forward contracts
Buy (Sale) commitments, net	(2,170)	(12,697)	(14,867)
Future contracts
Buy (Sale) commitments, net	(89,302)	(7,910)	(97,212)
Buy (Sale) commitments, net	(109,006)	(8,027)	(117,033)
Others
Buy (Sale) commitments, net	72,730	(179)	72,550
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

			December 31,
Required reserve deposits	Regulation (1)	Yield	2025	2024	2023
Demand Deposits (4)
Compulsory	Resolution No. 189	'0%	21%	21%	21%
Rural (2)	Resolution No. 4903	'0%	31,5%	30%	30%
Microcredit (2)	Resolution No. 4861 / 4854	'0%	2%	2%	2%
Savings Accounts (3)
Compulsory	Resolution No. 188	TR + 6.17% p.a.	20%	20%	20%
Real estate financing (2)	Resolution No. 4,676	80% (TR + 6.17% p.a.)	65%	65%	65%
Time and Interbank Deposits Received from Leasing Companies
Compulsory	Resolution No. 145	Selic	20%	20%	20%
1)Most recent regulation on the matter.
2)This is a compulsory investment of resources that is made in eligible transactions, that is, the funds are granted to other economic entities.
3)Remuneration on funds in savings deposits: For deposits made until March 5, 2012, inclusive: TR + 6.17% per annum. For deposits made after March 5, 2012: (a) If the target of the Selic rate is higher than 8.5% per annum: TR + 6.17% per annum; (b) If the target of the Selic rate is lower than 8.5% per annum: TR + 70% of the target of the Selic rate per annum.
4)Don't include voluntary deposit balances in the amount of R$10,000 as of 12/31/2025.

Required reserve deposits	2025		2024		2023
	R$	% of total required reserve deposits	R$	% of total required reserve deposits	R$	% of total required reserve deposits
	(In millions of R$, except percentages)
Non-interest bearing deposits (1)	10,992	7.0	15,181	9.9	14,258	10.5
Interest-bearing deposits (2)	146,283	93.0	138,517	90.1	121,143	89.5
Total	157,275	100	153,698	100	135,401	100
1)Mainly related to demand deposits. 2)Mainly related to time and savings deposits.

Loan and Lease Operations
Most of our loans are granted to clients domiciled in Brazil, and are denominated in Brazilian reais. Additionally, as of December 31, 2025, 61.2% of our credit portfolio consists of transactions with fixed interest rates and 38.8% consists of transactions with variable interest rates.
Indexation
Most of our portfolio is denominated in Brazilian reais. However, a portion of our portfolio is indexed to foreign currencies, primarily the U.S. dollar. The foreign currency portion of our portfolio consists of loans and financing for foreign trade and on lending operations. Our loans abroad represented 24.2%, 30.9% and 27.7% of our loan portfolio as of December 31, 2025, 2024 and 2023, respectively. See “Note 32(b) – Risk Management – I.IV – Maximum Exposure of Financial Instruments to Credit Risk” to our audited consolidated financial statements for further details.

Loan and Finance Lease by Type
The following table sets forth the distribution of our credit portfolio according to the type of loan and finance lease, as follows:
•The Individuals portfolio consists primarily of credit cards, personal loans (primarily including consumer finance and overdrafts), payroll loans, vehicle financing and residential mortgage loans;
•The corporate loan portfolio comprises loans and financing facilities extended to large corporate clients, as well as to small and medium-sized enterprises, and
•The Foreign Loans – Latin America portfolio consists of loans granted to individuals and companies by our operations in Chile, Colombia, Paraguay and Uruguay.

	As of December 31,
Loan and Finance Lease, by type (1)	2025		2024		2023
	Loan	Allowance (2)	Loan	Allowance (2)	Loan	Allowance (2)
	(In millions of R$)
Individuals	473,226	30,177	445,574	29,909	416,616	29,051
Corporate	380,288	11,590	357,633	11,081	307,645	15,199
Foreign Loans Latin America (3)	230,284	6,574	222,286	8,034	186,329	6,613
Total Loan and finance lease	1,083,798	48,341	1,025,493	49,024	910,590	50,863
1)Loans and finance lease classified as assets with credit recovery issues (problematic assets) have financial charges recognized on a cash basis. The contractual amount of credit operations classified as problematic assets amounted to R$47,837 million, R$55,131 million and R$60,237 million as of December 31, 2025, 2024 and 2023, respectively. The total amount of renegotiated credit operations included in the balance of credit operations classified as problematic assets amounted to R$19,398 million, R$26,657 million and R$30,137 million as of December 31, 2025, 2024 and 2023, respectively.
2)Comprises Provision for Expected Loss for Financial Guarantees Pledged R$1,295 million (R$988 and R$887 million as of December 31, 2024 and 2023) and Commitments to be Released R$498 million (R$3,940 million and R$3,311 million as of December 31, 2024 and 2023).
3)As of December 31, 2025 other than "Foreign Loans Latin America", 21% of Corporate correspond to cross-border outsanding.

Loan and Finance Lease by Maturity
The following table sets forth the distribution of our credit portfolio by maturity, including non-overdue and overdue installments, according to the type of loan and lease:

Non-Overdue Installments	As of December 31, 2025
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	261,061	139,430	40,264	14,316	455,071
Corporate	225,631	140,816	9,176	177	375,800
Foreign Loans Latin America	121,154	58,830	15,951	30,280	226,215
Total (1)	607,846	339,076	65,391	44,773	1,057,086
1)Includes R$ 31,324 million related to non-overdue installments of assets whit credit recovery issues.

Non-Overdue Installments	As of December 31, 2024
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	225,122	135,223	55,700	13,358	429,403
Corporate	208,735	131,532	13,937	126	354,330
Foreign Loans Latin America	103,164	61,384	25,028	28,688	218,264
Total (1)	537,021	328,139	94,665	42,172	1,001,997
1)Includes R$37,366 million related to non-overdue installments of assets whit credit recovery issues.

Non-Overdue Installments	As of December 31, 2023
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Individuals	207,973	126,675	50,333	12,846	397,827
Corporate	181,715	112,345	8,704	162	302,926
Foreign Loans Latin America	88,632	48,849	20,703	24,123	182,307
Total (1)	478,320	287,869	79,740	37,131	883,060
1)Includes R$41,066 million related to non-overdue installments of assets whit credit recovery issues.

Overdue Installments (1)	As of December 31, 2025
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	18,148	7	-	-	18,155	473,226	(30,177)	443,049
Corporate	4,385	103	-	-	4,488	380,288	(11,590)	368,698
Foreign Loans Latin America	4,020	49	-	-	4,069	230,284	(6,574)	223,710
Total (2)	26,553	159	-	-	26,712	1,083,798	(48,341)	1,035,457
1)Defined as loans and leases contractually past due as to payment of interest or principal. 2)Includes R$16,513 million related to overdue installments of assets whit credit recovery assues.

Overdue Installments (1)	As of December 31, 2024
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	14,676	1,495	-	-	16,171	445,574	(29,909)	415,665
Corporate	3,107	196	-	-	3,303	357,633	(11,081)	346,552
Foreign Loans Latin America	3,911	111	-	-	4,022	222,286	(8,034)	214,252
Total (2)	21,694	1,802	-	-	23,496	1,025,493	(49,024)	976,469
1)Defined as loans and leases contractually past due as to payment of interest or principal. 2)Includes R$17,765 million related to overdue installments of assets whit credit recovery assues.

Overdue Installments (1)	As of December 31, 2023
Type of loan and lease	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans	Allowance for loan losses	Total net
	(In millions of R$)
Individuals	17,322	1,467	-	-	18,789	416,616	(29,051)	387,565
Corporate	4,546	173	-	-	4,719	307,645	(15,199)	292,446
Foreign Loans Latin America	3,793	229	-	-	4,022	186,329	(6,613)	179,716
Total (2)	25,661	1,869	-	-	27,530	910,590	(50,863)	859,727
1)Defined as loans and leases contractually past due as to payment of interest or principal. 2)Includes R$19,171 million related to overdue installments of assets whit credit recovery issues.

Loan and Finance Lease by Interest Rate
The following table sets forth the classification of our credit portfolio into fixed and variable rates, including non-overdue and overdue installments:

Non-Overdue Installments	As of December 31, 2025
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	175,798	143,660	52,865	44,773	417,096
Individuals	75,502	59,074	32,551	14,316	181,443
Corporate	65,256	59,661	7,418	177	132,512
Foreign Loans Latin America	35,040	24,925	12,896	30,280	103,141
Fixed rates	432,048	195,416	12,526	-	639,990
Individuals	185,559	80,356	7,713	-	273,628
Corporate	160,376	81,155	1,758	-	243,289
Foreign Loans Latin America	86,113	33,905	3,055	-	123,073
Total (1)	607,846	339,076	65,391	44,773	1,057,086
1)Includes R$31,324 million related to non-overdue installments of assets with credit recovery issues.

Non-Overdue Installments	As of December 31,2024
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	205,887	185,769	89,183	42,172	523,011
Individuals	86,309	76,554	52,474	13,358	228,695
Corporate	79,029	74,464	13,130	126	166,749
Foreign Loans Latin America	40,549	34,751	23,579	28,688	127,567
Fixed rates	331,134	142,370	5,482	-	478,986
Individuals	138,813	58,669	3,226	-	200,708
Corporate	129,707	57,068	807	-	187,582
Foreign Loans Latin America	62,614	26,633	1,449	-	90,696
Total (1)	537,021	328,139	94,665	42,172	1,001,997
1)Includes R$37,366 million related to non-overdue installments of assets with credit recovery issues.

Non-Overdue Installments	As of December 31,2023
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total Non-Overdue Installments
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	174,572	154,475	74,645	37,131	440,823
Individuals	75,903	67,976	47,117	12,846	203,842
Corporate	65,564	60,286	8,148	162	134,160
Foreign Loans Latin America	33,105	26,213	19,380	24,123	102,821
Fixed rates	303,748	133,394	5,095	-	442,237
Individuals	132,069	58,699	3,216	-	193,984
Corporate	116,151	52,059	556	-	168,766
Foreign Loans Latin America	55,528	22,636	1,323	-	79,487
Total (1)	478,320	287,869	79,740	37,131	883,060
1)Includes R$41,066 million related to non-overdue installments of assets whit credit recovery issues.

Overdue Installments (1)	As of December 31,2025
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	3,628	83	-	-	3,711	420,807
Individuals	2,480	4	-	-	2,484	183,927
Corporate	599	53	-	-	652	133,164
Foreign Loans Latin America	549	26	-	-	575	103,716
Fixed rates	22,925	76	-	-	23,001	662,991
Individuals	15,668	3	-	-	15,671	289,299
Corporate	3,786	49	-	-	3,835	247,124
Foreign Loans Latin America	3,471	24	-	-	3,495	126,568
Total (2)	26,553	159	-	-	26,712	1,083,798
1)Defined as loans and leases contractually past due as to payment of interest or principal. 2)Includes R$16,513 millon related to overdue installments of assets whit credit recovery issues.

Overdue Installments (1)	As of December 31,2024
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,380	126	-	-	4,506	527,517
Individuals	2,963	105	-	-	3,068	231,763
Corporate	627	13	-	-	640	167,389
Foreign Loans Latin America	790	8	-	-	798	128,365
Fixed rates	17,314	1,676	-	-	18,990	497,976
Individuals	11,713	1,390	-	-	13,103	213,811
Corporate	2,479	183	-	-	2,662	190,244
Foreign Loans Latin America	3,122	103	-	-	3,225	93,921
Total (2)	21,694	1,802	-	-	23,496	1,025,493
1)Defined as loans and leases contractually past due as to payment of interest or principal. 2)Includes R$17,765 milion related to overdue installments of assets whit credit recovery issues.

Overdue Installments (1)	As of December 31,2023
	Overdue in one year or less	Overdue in one year to five years	Overdue in five to fifteen years	Overdue after fifteen years	Total overdue installments	Total gross loans
	(In millions of R$)
Interest rate of loans to customers by maturity
Variable rates	4,353	237	-	-	4,590	445,413
Individuals	2,939	186	-	-	3,125	206,967
Corporate	771	22	-	-	793	134,953
Foreign Loans Latin America	643	29	-	-	672	103,493
Fixed rates	21,308	1,632	-	-	22,940	465,177
Individuals	14,384	1,281	-	-	15,665	209,649
Corporate	3,775	151	-	-	3,926	172,692
Foreign Loans Latin America	3,149	200	-	-	3,349	82,836
Total (2)	25,661	1,869	-	-	27,530	910,590
1)Defined as loans and leases contractually past due as to payment of interest or principal. 2)Includes R$19,171 million related to overdue installments of assets whit credit recovery issues.

Loan and Finance Lease by Economic Activity
The following table sets forth the composition of our credit portfolio, including non-performing loan operations, by economic activity of the borrower as of the periods indicated below.

	As of December 31,
	2025		2024		2023
Economic Activities	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
Industry and commerce	246,158	22.7	222,945	21.7	186,198	20.4
Services	207,447	19.2	207,437	20.2	182,795	20.1
Individuals	582,472	53.7	549,181	53.6	503,519	55.3
Other Sectors	47,721	4.4	45,930	4.5	38,078	4.2
Total	1,083,798	100.0	1,025,493	100.0	910,590	100.0
As of December 31, 2025, we did not have any concentration of loan and lease operations exceeding 10% of our total portfolio that we did not disclose in one of the categories of loans and losses above.
Loan and Finance Lease by Concentration
The following table sets forth the composition of our credit portfolio by concentration with respect to the amounts owed by the debtors as of the periods indicated below:

	For the Year Ended December 31,
Concentration	2025		2024		2023
	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio	Loan portfolio	% of Loan portfolio
	(In millions of R$, except percentages)
Largest debtor	7,032	0.6	6,658	0.6	5,378	0.6
10 largest debtors	49,933	4.6	44,294	4.3	34,637	3.8
20 largest debtors	73,601	6.8	66,407	6.5	54,100	5.9
50 largest debtors	118,551	10.9	106,980	10.4	87,446	9.6
100 largest debtors	162,236	15.0	148,748	14.5	121,866	13.4
Non-Performing Loans
We consider a loan to be a non-performing loan if the payment of principal or interest is a asset with credit recovery issues. When this occurs, accrual of interest is no longer recognized.
Write-offs of financial assets
Financial assets are written off when there is no reasonable expectation of recovery. In such cases, the write-off is recognized concurrently with the utilization of the related allowance for expected credit losses, while collection efforts continue. Any subsequent recoveries are recognized in profit or loss, with a corresponding reinstatement of the financial asset and recognition of the related allowance for expected credit losses
During the year ended December 31, 2025, we updated our expected credit loss estimates and recorded write-offs of financial assets. This change in estimates resulted in a shortening of the period used to write off financial assets, which, until December 31, 2024, was up to 24 months. This change in accounting estimate resulted in a negative impact of R$2.756 billion (R$1.453 billion net of taxes), recognized in profit or loss in 2025.

Information on the Quality of Loans and Leases
The table below shows our non-performing loans together with certain asset quality ratios.

	For The Year Ended December 31,
	2025	2024	2023
	(In millions of R$, except percentages)
Allowance for loan losses	48,341	49,024	50,863
Total loans and lease operations	1,083,798	1,025,493	910,590
Allowance for loan losses as a percentage of total loans (%)	4.5%	4.8%	5.6%
1)Comprises Provision for Expected Loss for Financial Guarantees R$1,295 million (R$988 million and R$887 million as of December 31, 2024 and 2023) and Loan Commitments to be Released R$498 million (R$3,940 million and R$3,311 million as of December 31, 2024 and 2023).

Impairment
The requirements for assessing the impairment of financial assets are based on an expected credit loss model.
The expected credit loss model includes the use of prospective information and classification of financial assets in three stages:
•Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased without credit recovery issues;
•Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and

•Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount.
An asset will migrate from one stage to another as its credit risk increases or decreases. Therefore, a financial asset that began in Stage 1 and migrated to Stages 2 and 3 may return to Stage 1, unless it was originated or purchased with credit recovery issues.

	For The Year Ended December 31
Allowance for Loan and Leases Losses (1)	2025	2024	2023
	(In millions of R$, except percentages)
Amount Recognized in the Balance Sheet at the beginning of period	49,024	50,863	52,324
Write-offs	(33,300)	(31,307)	(33,024)
Individuals	(25,110)	(24,156)	(25,133)
Corporate	(5,139)	(5,595)	(5,068)
Foreign Loans Latin America	(3,051)	(1,556)	(2,823)
Expected Loss with Loan and Lease Operations	32,617	29,468	31,563
Amount Recognized in the Balance Sheet at the end of period	48,341	49,024	50,863
Ratio of Write-offs during the period to average loans outstanding during the period (%)	3.2	3.3	3.6
Individuals	2.4	2.5	2.8
Corporate	0.5	0.6	0.5
Foreign Loans Latin America	0.3	0.2	0.3
Ratio of allowance for loan losses to total loans and leases (%)	4.5	4.8	5.6
Individuals	2.8	2.9	3.2
Corporate	1.1	1.1	1.7
Foreign Loans Latin America	0.6	0.8	0.7
1)Credit and finance lease are written off when there are no reasonable expectations of recovery. Subsequent recoveries are recognized as income with a corresponding credit to the asset. As of December 31, 2025, the recovery of loans were R$5,081 million.

The ratio of allowance for the Loan Losses over the total loans and leases for the year ended on December 31, 2025, reached 4.5%, compared to 4.8% for the year ended on December 31, 2024. This decrease of 30 basis point was mainly due to the quality of recent vintages with: (i) an increase in 2025 of 5.7% in loans portfolio; and (ii) a decrease of 1.4% in allowance for the Loan Losses when compared to the same period of 2024.

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

	2025			2024			2023
	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans	Allocated allowance (1)	Allocated allowance as a % of total loans and leases	Loans category as a % of total loans

Individuals	30,177	2.8	43.7	29,909	2.9	43.4	29,051	3.2	45.7
Corporate	11,590	1.1	35.1	11,081	1.1	34.9	15,199	1.7	33.6
Foreign Loans Latin America	6,574	0.6	21.2	8,034	0.8	21.7	6,613	0.7	20.7
Total	48,341	4.5	100.0	49,024	4.8	100.0	50,863	5.6	100.0
1)Comprises Provision for Expected Loan for Financial Guarantees Pledged R$1,295 million(R$988 million and R$887 million as of December 31, 2024 and 2023) and Commitments to be Released R$498 million (R$3,940 million and R$3,311 million as of December 31, 2024 and 2023).

When the contractual cash flows of a financial asset are renegotiated or otherwise modified, Itaú Unibanco Group assesses whether the renegotiation or modification result in a concession to the counterparty that is considered significant as a result of a deterioration in the borrower’s credit quality. In these cases, the gross carrying amount of the renegotiated financial asset is recalculated based on the revised contractual terms. The fact that a credit or finance lease has been renegotiated, as well as the extent of any deterioration in the borrower’s credit quality, are considered in determining the expected credit loss allowance following the renegotiation. The past performance and the payment history of the customer, the type of transaction, the possibility of additional collateral being provided as well as the probability of a new default, are evaluated under our risk management guidelines. The resulting allowance levels are determined based on the risk profile of each transaction.
In 2025, our management began disclosing the credit portfolio of renegotiated operations in accordance with CMN Resolution No. 4,966/21. In addition, the reported balance now includes the full amount of past-due operations, rather than being based on the number of days past due prior to renegotiation. Accordingly, the 2024 and 2023 comparative periods have been adjusted for comparability purposes.
Our renegotiated loan and finance lease portfolio decreased to 3.1% of our total loan and finance lease portfolio as of December 31, 2025, compared to 3.5% as of December 31, 2024. As of December 31, 2025, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 45.0% compared to 31.1% as of December 31, 2024.
Our renegotiated loan and finance lease portfolio decreased to 3.5% of our total loan and finance lease portfolio as of December 31, 2024, compared to 4.4% as of December 31, 2023. As of December 31, 2024, the ratio of the renegotiated portfolio to the allowance for loan and lease losses was 31.1% compared to 31.9% as of December 31, 2023.
Since 2013, we have maintained our policy for the recovery of overdue loans, including loans written off as losses, and to reduce losses, we enhanced our collection and recovery initiatives. We have also adopted a policy of stricter selectivity in origination of loans, which has led to lower levels of delinquency and a decreased volume of renegotiated loans.

The tables below set forth an additional breakdown of renegotiated loans by portfolio, in segments and types, based on the type of modification, as of December 31, 2025, 2024 and 2023:

Renegotiated loan and lease operations	December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	987	7,389	10,973	19,349
Corporate	818	4,117	5,169	10,104
Foreign units Latin America	646	367	3,256	4,269
Total renegotiated loan and lease operations	2,451	11,873	19,398	33,722

Renegotiated loan and lease operations	December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	885	4,021	17,159	22,065
Corporate	236	4,145	8,825	13,206
Foreign units Latin America	31	42	673	746
Total renegotiated loan and lease operations	1,152	8,208	26,657	36,017

Renegotiated loan and lease operations	December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
	(In millions of R$)
Individuals	824	4,244	19,847	24,915
Corporate	216	3,809	7,522	11,547
Foreign loans - Latin America	19	955	2,768	3,742
Total renegotiated loan and lease operations	1,059	9,008	30,137	40,204
Renegotiated Loans
The following tables set forth additional breakdown of renegotiated loans and leases by segment and class, as of December 31, 2025, 2024 and 2023:

Renegotiated loan and lease operations	December 31, 2025
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	4,508	5,524	6,464	2,853	19,349
Corporate	2,167	3,432	3,002	1,503	10,104
Foreign units Latin America	2,514	748	742	265	4,269
Total renegotiated loan and lease operations	9,189	9,704	10,208	4,621	33,722

Renegotiated loan and lease operations	December 31, 2024
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	8,024	3,475	9,135	1,431	22,065
Corporate	4,531	3,368	4,294	1,013	13,206
Foreign loans - Latin America	654	62	18	12	746
Total renegotiated loan and lease operations	13,209	6,905	13,447	2,456	36,017

Renegotiated loan and lease operations	December 31, 2023
	Impaired performing	Non-impaired performing	Impaired non-performing	Non-impaired non-performing	Total
	(In millions of R$)
Individuals	9,436	3,907	10,411	1,161	24,915
Corporate	3,605	3,307	3,917	718	11,547
Foreign loans - Latin America	1,949	654	819	320	3,742
Total renegotiated loan and lease operations	14,990	7,868	15,147	2,199	40,204

	For The Year Ended December 31,
	2025	2024	2023
	(In millions of R$, except percentages)
Renegotiated loans (1)	33,722	36,017	40,204
Allowance for loan and lease losses	15,190	11,199	12,805
Allowance for loan and lease losses/renegotiated loans (%)	45.0	31.1	31.9
Total Redefaulted Renegotiated Loans(2)	5,581	7,617	8,089
Redefaulted Renegotiated Loans (%)	16.6	21.1	20.1
1)Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.
2)Our redefaulted renegotiated loans are renegotiated transactions 90 days or more overdue.

The table below presents the changes in our loan and lease portfolio with loss event, including the changes of the renegotiated loans and leases with loss event related to each year as of December 31, 2025, 2024 and 2023:

	For The Year Ended December, 31
Impaired loans	2025	2024	2023
	(In millions of R$)
Balance at the beginning of the period	55,131	60,237	59,168
(+) Loan operations added	73,214	56,381	61,995
(-) Loans removed due to write-off	(33,300)	(31,307)	(33,024)
(-) Loans removed due to total or partial pay-off	(47,208)	(30,180)	(27,902)
Balance at the end of the period	47,837	55,131	60,237
Please see “Note 10 – Loan and Finance Lease” to our audited consolidated financial statements for further details.

Liabilities
Funding
Main Sources
Our current funding strategy is to continue to use all of our sources of funds in accordance with their costs and availability and our general asset and liability management strategy. In order to fund our operations, we intensified the use of the liquidity generated by savings deposits, interbank deposits, debt in the interbank market and debt in the institutional market during 2025, 2024 and 2023.
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
Part of our long-term debt provides for the advance payment of the outstanding principal balance upon the occurrence of certain facts, as is customary for long-term financing agreements. As of December 31, 2025, none of these events, including default events and non-compliance with any financial covenant, had occurred, and we have no reason to believe that any of these events are likely to occur in 2026.
Our main sources of funding are our deposits, which are split into demand deposits, savings deposits, time deposits and interbank deposits. As of December 31, 2025, total deposits were R$1,114,482 million, which represented 52.8% of total funding. As of December 31, 2024, total deposits amounted to R$1,054,741 million, representing 53.9% of total funding. As of December 31, 2023, total deposits amounted to R$951,352 million, representing 54% of our total funding. Our time deposits represent one of our major sources of funding which, as of December 31, 2025, 2024 and 2023 accounted for 37.4%, 37.6% and 37.3% of total funding, respectively.

The table below shows the breakdown of our main sources of funds as of December 31, 2025, 2024 and 2023:

Breakdown of the main sources of funds	2025	% of total funding	2024	% of total funding	2023	% of total funding
	(In millions of R$, except percentages)
Deposits	1,114,482	52.8	1,054,741	53.9	951,352	54.0
Demand deposits	135,383	6.4	124,920	6.4	105,634	6.0
Savings deposits	177,305	8.4	180,730	9.2	174,765	9.9
Time deposits	789,643	37.4	735,376	37.6	656,591	37.3
Interbank deposits	11,530	0.5	7,224	0.4	6,448	0.4
Other deposits	621	—	6,491	0.3	7,914	0.4
Securities sold under repurchase agreements	434,607	20.6	388,787	19.9	362,786	20.6
Interbank market funds	406,170	19.3	372,294	19.0	328,645	18.6
Real estate credit bills	71,121	3.4	52,112	2.7	48,955	2.8
Rural credit bills	64,644	3.1	49,744	2.5	39,072	2.2
Financial bills	61,161	2.9	70,083	3.6	81,197	4.6
Guaranteed real estate bills	64,438	3.1	64,491	3.3	59,190	3.4
Import and export financing	114,138	5.4	117,921	6.0	87,144	4.9
On-lending-domestic	30,668	1.5	17,943	0.9	13,087	0.7
Institutional market funds	154,194	7.3	140,547	7.2	119,591	6.8
Subordinated debt	48,147	2.3	45,224	2.3	46,677	2.6
Debentures	4,122	0.2	—	—	—	—
Foreign loans through securities	76,348	3.6	75,912	3.9	62,692	3.6
Funding from structured operations certificates	25,577	1.2	19,411	1.0	10,222	0.6
Total	2,109,453	100.0	1,956,369	100.0	1,762,374	100.0
Deposits by Maturity
The table below shows the maturity profile of our deposits as of December 31, 2025, 2024 and 2023:

Deposits by maturity	As of	December 31, 2025
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	136,004	-	-	-	136,004
Demand deposits	135,383				135,383
Other deposits	621				621
Interest bearing deposits	243,612	90,880	56,870	587,116	978,478
Savings deposits	177,305				177,305
Time deposits	65,322	89,448	48,197	586,676	789,643
Interbank deposits	985	1,432	8,673	440	11,530
Total	379,616	90,880	56,870	587,116	1,114,482

Deposits by maturity	As of	December 31, 2024
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	131,411	-	-	-	131,411
Demand deposits	124,920	-	-	-	124,920
Other deposits	6,491	-	-	-	6,491
Interest bearing deposits	250,840	90,134	53,767	528,589	923,330
Savings deposits	180,730	-	-	-	180,730
Time deposits	68,624	88,892	50,041	527,819	735,376
Interbank deposits	1,486	1,242	3,726	770	7,224
Total	382,251	90,134	53,767	528,589	1,054,741

Deposits by maturity	As of	December 31, 2023
	0-30 days	31-180 days	181-365 days	Over 365 days	Total
	(In millions of R$)
Non-interest bearing deposits	113,548	-	-	-	113,548
Demand deposits	105,634	-	-	-	105,634
Other deposits	7,914	-	-	-	7,914
Interest bearing deposits	234,337	78,984	53,949	470,534	837,804
Savings deposits	174,765	-	-	-	174,765
Time deposits	58,676	78,286	49,098	470,531	656,591
Interbank deposits	896	698	4,851	3	6,448
Total	347,885	78,984	53,949	470,534	951,352
Uninsured Time Deposits
The table below shows our domestic and foreign time deposits uninsured as of and for the years ended December 31, 2025, 2024, and 2023. In Brazil, a private entity, namely, the FGC, provides protection for local depositors, while in other countries, time deposits are insured by different local protection systems and institutions. For uninsured deposits, term deposits above R$250,000.00 and judicial deposit operations were considered, in compliance with FGC criteria.

	For The Year Ended December 31,
	2025			2024			2023
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(In millions of R$)
Maturity within three months	-	25,472	25,472	4	31,283	31,287	4	38,032	-
Maturity after three months to six months	-	10,286	10,286	-	20,224	20,224	-	9,460	38,036
Maturity after six months to twelve months	18,406	10,448	28,854	18,410	23,432	41,842	25,172	9,749	9,460
Maturity after twelve months	253,758	28,596	282,354	253,768	39,631	293,399	238,981	7,891	34,921
Total time deposits in Uninsured Accounts	272,163	74,803	346,966	272,182	74,939	293,399	25,176	57,241	246,872

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
4C.Organizational Structure
We are a financial holding company controlled by IUPAR, a holding company jointly controlled by Itaúsa and Cia. E. Johnston de Participações. Itaúsa is controlled by members of the Egydio de Souza Aranha family, and Cia. E. Johnston de Participações is controlled by members of the Moreira Salles family. See “Item 7A. Major Shareholders” for further information. For further information about our significant subsidiaries as of December 31, 2025, see Exhibit 8.1 to this annual report.

Ownership Structure

The following chart is an overview of the ownership structure of the Itaú Unibanco group as of December 31, 2025, which includes our controlling shareholders and some of our main subsidiaries:

Moreira Salles Family (2)
E.S.A. Family (3)
Free Float (1)
63.66% Common Shares
17.89% Non-voting Shares
33.62% Total
100.00% Common Shares
99.9682% Non-voting Shares
99.9791% Total
100.00%Total
Companhia E. Johnston de Participações
Brazil
Itaúsa S.A.
Brazil
50.00% Common Shares
100.00% Non-voting Shares
66.53% Total
50.00% Common Shares
33.47% Total
IUPAR - Itaú Unibanco Participações S.A.
Brazil
Free Float (1)
51.71% Common Shares
26.35% Total
39.21% Common Shares
0.004% Non-Voting Shares
19.98% Total
100.00% Common Shares
99.9936% Non-voting Shares
99.9969% Total
Itaú Unibanco Holding S.A..
LATAM
67,42% Total
Banco Itaú Chile
CHILE
94.99% Total
Itaú Colombia S.A.
COLOMBIA
100.00% Total
Itaú (Panama) S.A.
PANAMA
100.00% Total
Banco Itaú Uruguay S.A.
URUGUAY
100.00% Total
Itaú Unibanco S.A.
BRAZIL
100.00% Total
Banco Itaucard S.A.
BRAZIL
100.00% Total
Itaú Corretora de Valores S.A.
BRAZIL
100.00% Total
Banco Itaú Paraguay S.A.
PARAGUAY
100.00% Total
Banco Itaú Consignado S.A.
100.00% Total
Banco Itaú BBA Europe, S.A.
PORTUGAL
100.00% Total
Banco Itaú (Suisse) S.A.
SWITZERLAND
100.00% Total
Banco Itau BBA International PLC
UNITED KINGDOM
100.00% Total
Banco Itaú International
MIAMI-USA
100.00% Total
Cia. Itaú de Capitalização
BRAZIL
100.00% Total
Itaú Seguros S.A.
BRAZIL
100.00% Total
Itaú Vida e Previdência S.A.
BRAZIL
100.00% Total
Redecard Instituição de Pagamentos S.A.
BRAZIL
100.00% Total
Recovery do Brasil Consultoria S.A.
BRAZIL
100.00% Total
Dibens Leasing S.A. Arrend. Mercantil
BRAZIL
86.81% Total
Investimentos Bemge S.A.
BRAZIL
100.00% Total
Itau Bank, Ltd
ILHAS CAYMAN
100.00% Total
Itau BBA USA Securities Inc.
DELAWARE-USA

(1) Excludes treasury shares.
(2) Fernando Roberto Moreira Salles (50%), Pedro Moreira Salles (44%) and João Moreira Salles (6%)
(3) Villela Family (21.65%) and Setubal Family (11.66%)
Please refer to section Performance, item Consolidated financial statements (IFRS), Note 2.4 a I – Summary of main accounting practices for further information about our subsidiaries.

For further information about our subsidiaries see “Note 2 (c) – Accounting Policies, Critical Estimates and Material Judgments – I – Consolidation” to our consolidated financial statements.
4D.Property, Plant and Equipment
As of December 31, 2025, we owned and leased our principal administrative offices, which include office buildings in ten different addresses, comprising a total area of 507,404 square meters, located primarily in São Paulo and Rio de Janeiro, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center.
We lease most of our bank branches at competitive market rates through renewable leases for a minimum period of 5 years (under similar terms and conditions). Renewals occur periodically, according to the expiration date of each contract.
As of December 31, 2025, we owned approximately 39% of our bank branches (including electronic service stations, banking sites and parking facilities) and leased approximately 61%.
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
Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3D. Risk Factors.” In this section, we discuss the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024.
Our main accomplishments for the year of 2025 are described below:
•The net income attributable to owners of the parent company totaled R$44.9 billion, up 9.2% year-on-year, while the return on average equity closed the year at 21.6%, up 70 basis points compared to 2024.
•Our consolidated accumulated efficiency ratio in 2025 was 38.8%, being 36.9% in Brazil. For reference, the efficiency ratio is based on BRGAAP managerial disclosure, obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).
•We distributed R$33.7 billion in gross dividends and interest on capital to shareholders, which are based on results measured in accordance with generally accepted BRGAAP, which represents a payout of 72.0%. The payout is obtained by dividing the total of Net Dividends and Interest on Capital Paid / Accrued / Identified by the Recurring Managerial Result.
Financial Highlights as of December 31, 2025:
•R$3,066.2 billion in total assets compared to R$2,854.5 billion as of December 31, 2024;
•R$2,851.1 billion in liabilities compared to R$2,633.2 billion as of December 31, 2024;
•R$204.5 billion in stockholders’ equity attributed to the owners of the parent company compared to R$211.1 billion as of December 31, 2024;
•R$1,674.8 billion in customer funding and other funding compared to R$1,567.6 billion for the period ended on December 31, 2024;
•R$1,083.8 billion in loan and lease operations compared to R$1,025.5 billion as of December 31, 2024;
•As of December 31, 2025, our Tier 1 Capital ratio was 13.8% compared to 15.0% as of December 31, 2024.
5A.Operating Results
Our results of operations are affected by, among others, the following factors:
Macroeconomic Context
In the U.S., economic activity remained resilient in 2025. After growing by 2.9% in 2023 and 2.8% in 2024, U.S. GDP growth moderated to an estimated 2.3% in 2025, reflecting some deceleration but still solid domestic demand and a tight labor market. In response to the surge in inflation observed in the post‑pandemic period, the Fed increased the federal funds rate to 4.4% in 2022 and further to 5.4% in 2023. As inflation moderated, the Fed began a gradual easing cycle in 2024, reducing the policy rate to 4.4%, and continued reducing rates in 2025, bringing the federal funds rate to 3.6% by year‑end.
Inflation dynamics in the U.S. improved over the period. Consumer inflation, as measured by the Consumer Price Index decreased from 6.4% in 2022 to 3.3% in 2023, 2.9% in 2024 and 2.7% in 2025, reflecting the effects of tighter monetary policy, easing supply constraints and lower commodity prices. However, the level of interest rates expected in 2026, in a context of resilient economic activity and a still tight-labor market, may pose upside risks to inflation, potentially leading to some reacceleration during of the year. In addition, while U.S. import tariffs introduced since mid-2025 have so far had a limited impact on domestic inflation, trade policy developments remain a source of uncertainty. Although a broad set of these measures was invalidated in February 2026 following a ruling by the U.S. Supreme Court, trade restrictions could be reintroduced or intensified through alternative legal or policy measures. Any such developments could disrupt global supply chains, increase production costs and contribute to sustained price pressures.
In Europe, economic growth improved in 2025 following weak performance in the previous two years. After expanding by 0.5% in 2023 and 0.8% in 2024, euro area GDP growth increased to 1.5% in 2025, supported by stronger domestic demand, easing financial conditions, and a resilient labor market. Inflation continued to converge toward the European Central Bank’s target, reflecting tighter monetary policy implemented since 2022 and the normalization of energy prices after the shock triggered by the Russia–Ukraine conflict. With inflation near target and resilient economic activity, the European Central Bank reached neutral rates levels in 2025. Fiscal measures in core economies, such as Germany, are expected to be a key driver of growth in 2026.
China’s economic growth remained broadly stable in 2025, with GDP expanding by approximately 5.0%, in line with the performance observed in 2024 and slightly below the pace recorded in 2023. Economic activity continued to be supported by exports and targeted fiscal measures, which helped offset structural challenges, including weaknesses in the real estate sector and subdued household confidence. Chinese authorities implemented selective stimulus focused on infrastructure, advanced manufacturing and strategic technologies, while maintaining a prudent monetary policy stance. Trade tensions with the U.S. remained a significant source of uncertainty during the year, particularly in sectors related to technology and industrial inputs, but China’s diversified export base and policy support contributed to sustaining economic activity in 2025. For information regarding the risks involving the global macroeconomic context, see “Item 3D.—Risk Factors—Macroeconomic and Geopolitical Risks.”
Latin America Context

Activity was mixed across the region in 2025. In Mexico, annual GDP growth slowed further to 0.6%, after growing 1.4% in 2024. While private consumption and a favorable external backdrop supported economic activity, investment remained weak, mainly reflecting trade policy uncertainty. Growth is projected to gradually pick up in 2026 to 1.5%, driven by external demand and resilient private consumption.
In Chile and Peru, economic activity expanded roughly at potential, in 2025 in the context of looser global financial conditions and elevated terms of trade. Private investment is expected to increase, especially in the mining sector. Geopolitical uncertainty and higher oil prices may dent growth prospects in 2026.
In Colombia, annual GDP growth rose to 2.6% in 2025, up from 1.5% in the previous year, in the context of resilient private and public consumption. In contrast, investment remained weak, especially in the construction sector. The unemployment rate drifted towards historical lows, supporting strong private consumption growth. Economic activity is expected to slow in 2026 to 2.3%, reflecting a moderation in private consumption.
In Argentina, after contracting by 1.3% in 2024, GDP growth rose by 4.4% in 2025, and is expected to increase for a second consecutive year in 2026 by 3.5%. Private investment remains strong in the oil and gas sectors. After rising by 117.8% year over year in 2024, annual inflation decreased to 31.5% in 2025, and is expected to fall to 27.5% in 2026. The administration continues to pursue structural reforms that liberalize and deregulate the economy, which could, over time, increase potential growth in Argentina.
Inflation continued to decline in several economies in 2025. In Mexico, Chile, and Peru, inflation decreased throughout the year, ending within the inflation target tolerance ranges in all three economies. Higher international oil prices are likely to push inflation above target throughout this year, yet anchored medium term inflation expectations limit second round effects. Separately, inflation in Mexico is likely to drift above the target’s tolerance range, pressured by food prices, in the context of a tight labor market. In contrast, the disinflation process slowed in Colombia, with inflation ending 2025 at 5.1%, above the central bank’s target, remaining at a similar level from 2024 (5.2%). Inflation is expected to increase to

6.7% by the year end of 2026, reflecting resilient domestic demand and the expected effects of a significant minimum wage increase.
Finally, central banks across the region are responding to divergent inflation and growth dynamics with differentiated policy stances, though caution has become the dominant theme. In Colombia, persistent inflation pressures and unanchored expectations justify further tightening to a terminal rate of 12%. Peru’s central bank retains greater flexibility. While inflation risks have increased, expectations remain close to target, allowing policymakers to remain data dependent and avoid aggressive tightening. Policy is expected to stay restrictive, without rate changes, unless upside inflation risks materialize more forcefully. In Mexico, although second round inflation effects remain limited, heightened global volatility, energy related risks, and exchange rate dynamics argue for a cautious stance. Rates are expected to remain at restrictive levels for an extended period, with FX developments playing a key role in future decisions. Chile’s central bank has shifted decisively into a “wait and see” mode. Despite a sharp rise in near-term inflation driven by energy prices, the shock is still viewed as temporary. With a slightly negative output gap and anchored medium term expectations, policy rates are expected to remain on hold. However, the balance of risks has tilted away from further cuts and toward potential hikes should inflation expectations drift above target. Argentina’s policymakers continue to grapple with the trade-off between reserve accumulation and disinflation. Thanks to higher expected inflation, we have revised our interest rate forecast up to 30.0%, whilst noting that the central has been targeting monetary aggregates.
The table below shows the real GDP growth rates in seven Latin American countries as of and for the year ended December 31, 2025, 2024, 2023, 2022 and 2021, except as otherwise indicated.

Real GDP Growth	As of and for the Year Ended December 31,
	2025	2024	2023	2022	2021
(%)
Argentina(1)	4.4	(1.3)	(1.9)	6.0	10.4
Chile(2)	2.5	2.8	0.7	2.1	11.3
Colombia(3)	2.6	1.5	0.8	7.3	10.8
Mexico(4)	0.6	1.4	3.1	3.7	6.0
Paraguay(5)	6.6	4.7	5.3	0.0	4.1
Peru(6)	3.4	3.5	(0.4)	2.8	13.4
Uruguay(7)	1.8	3.3	0.8	4.6	5.8
(1)Source: Instituto Nacional de Estadística y Censos
(2)Source: Banco Central de Chile.
(3)Source: Banco de la República.
(4)Source: Instituto Nacional de Estadística y Geografía.
(5)Source: Banco Central del Paraguay.
(6)Source: Banco Central de Reserva del Perú.
(7)Source: Banco Central de Uruguay.

Brazilian Context

As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in the country. Brazilian GDP grew by 3.2% in 2023, by 3.4% in 2024, and by 2.3% in 2025, and is expected to grow by 1.9% in 2026.

GDP growth (%)
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%
-3.3%
1.3%
1.8%
1.2%
-3.3%
4.8%
3.0%
3.2%
3.4%
2.3%
1.9%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Source: IBGE
The IPCA reached 4.3% in the year ended December 31, 2025, a decrease from 4.8% in 2024. This decrease in inflation was driven by market‑set prices, which decelerated to 3.9% in 2025 from 4.9% in 2024. By contrast, regulated prices increased compared to the previous year, increasing from 4.7% in 2024 to 5.3% in 2025. We forecast IPCA at 4.0% in 2026.

In August 2023, the COPOM started to ease the interest rate cycle, reducing the SELIC rate by 50 basis points, to 13.25%. At subsequent meetings, it maintained the pace of reduction, bringing the SELIC rate to 11.75% in December 2023 and 10.75% in March 2024. In May 2024, the SELIC rate was reduced to 10.50% and remained at this level until August of the same year. In September 2024, COPOM started increasing the SELIC rate, and, as a result, it reached 12.25% in December 2024. The SELIC rate increased during the first half of 2025, reaching 15.00% in June 2025. The COPOM maintained the rate at that level for the remainder of the year, citing the need for a prolonged restrictive stance to ensure inflation converges toward target. In March 2026, the SELIC rate decreased to 14.75%.
Source: Itaú Unibanco Holding and Central Bank

In August 2023, a new fiscal framework was approved by the Brazilian Congress. The approval and implementation of measures to strengthen government revenues has been key for the success of the fiscal framework. Brazilian Government achieved the 2025 primary result target, considering the lower bound of the fiscal framework’s range and the significant volume of allowed deductions. The target was achieved mainly through revenue recovery measures. Despite the formal compliance, the continuing increase in public debt, the deceleration of revenue growth, and the limited control of expenditures suggest that current fiscal framework may not be sufficient to stabilize the public debt trajectory. In 2026, achieving the fiscal target is expected to remain challenging. Its achievement will depend on the realization of extraordinary revenues and on strict adherence to the fiscal framework, without the introduction of new exceptions or additional flexibility.
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
Total outstanding loans provided by Brazilian financial institutions increased by 5.7% in real terms on a year‑over‑year basis as of December 31, 2025, following an increase of 6.4% as of December 31, 2024. Total new loans grew by 3.9% in real terms on an annualized basis as of December 31, 2025, compared to an increase of 10.6% as of December 31, 2024.
The NPL ratio published by the Central Bank increased in 2025. This trend partly reflects the accounting changes introduced by Resolution No. 4,966, which allow banks to retain delinquent loans on their balance sheets for longer periods before writing them off. Previously, write‑offs typically occurred within approximately one year of delinquency. Since January 2025, loans may be written off only after exceeding one year past due, and there is no fixed maximum delinquency period. As a result, comparisons with previous credit cycles are partially distorted. Including the effects of this accounting change, the NPL ratio for household loans increased by 1.5 percentage points to 5.1% as of December 31, 2025, compared to 2024. Over the same period, the NPL ratio for loans to non‑financial corporations rose to 2.5%, from 2.0%.
The real depreciated against the U.S. dollar in 2024, with the exchange rate reaching R$6.1923 per U.S.$1.00 as of December 31, 2024, compared to R$4.8413 per U.S.$1.00 as of December 31, 2023. In 2025, the real partially reversed this movement and appreciated against the U.S. dollar, with the exchange rate reaching R$5.5024 per U.S.$1.00 as of December 31, 2025.

Source: Itaú Unibanco Holding and Central Bank
The current account ended 2025 with a deficit of 3.0% of GDP. Brazil has maintained its external solvency, with U.S.$358 billion in international reserves as of December 31, 2025.
The table below shows the inflation rate, exchange rate variation and interest rates in Brazil as of and for the twelve-month periods ended December 31, 2025, 2024, 2023, 2022 and 2021, except as otherwise indicated.

	As of and for the Year Ended December 31,
	2025	2024	2023	2022	2021
			%
Inflation rate - IGP-DI (1)	(1.10)	6.86	(3.30)	5.00	17.70
Inflation rate - IPCA (2)	4.30	4.83	4.60	5.80	10.10
Exchange rate variation (R$/U.S.$) (3)	(11.10)	27.91	(7.20)	(6.50)	7.40
CDI (interbank interest rate) (4)	14.90	11.77	11.87	13.65	8.76
SELIC (overnight interest rate) (4)	14.90	11.77	11.87	13.65	8.76
Sovereign 5-year CDS (5)	139.20	187.68	139.70	249.70	221.60
(1)Source: General Price Index – Internal Supply (Índice Geral de Preços – Disponibilidade Interna (“IGP-DI”) published by the Fundação Getúlio Vargas.
(2)Source: IPCA published by IBGE.
(3)Source: Bloomberg (cumulative rates for the period); positive numbers mean depreciation of the Brazilian real.
(4)Source: Central Bank. Interest rate accumulated in the month in annual terms (basis 252).
(5)Source: Bloomberg (period-end). Sovereign credit default swaps or CDS is a measure of country risk (and is measured using basis points).

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
For further information see “Note 2(c) – Accounting Policies, Critical Estimates and Material Judgments” to our consolidated financial statements.
Accounting Standards Applicable for Period Ended December 31, 2025
There were no new accounting standards or amendments that impacted our consolidated financial statements.
For further information on material changes in accounting standards, see “Note 2(b) – Changes in New Accounting Standards and Interpretations of Existing Standards” to our consolidated financial statements.
Derivative Instruments that Qualify for Hedge Accounting
Hedging transactions may be classified into three categories: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations:
•Fair value hedge: aimed at protecting us against changes in market risk due to changes in the fair value of interest subject to variable rates.
•Cash flow hedge: aimed at protecting us against future cash flows of payments of interest.
•Hedge of net investment of foreign operations: aimed at protecting us against changes in future cash flows of foreign exchange variations in net investments of foreign operations.
For further information on our hedge accounting see “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Liquidity Risk” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Market Risk”

For further information see “Note 7 – Hedge Accounting” to our audited consolidated financial statements. With respect to the hedge accounting policy see “Note 2(c) Accounting Policies, Critical Estimates and Material Judgments – IV.IV – Derivatives and Use of Hedge Accounting” to our audited consolidated financial statements.
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
We present information on the fair value of our financial instruments in the table below as of December 31, 2025, 2024 and 2023.

Financial instruments recorded at fair value	For The Year Ended December 31,
	2025	2024	2023
	(In millions of R$)
Assets
Securities at fair value through profit or loss	628,774	560,143	511,752
Derivatives	73,384	92,439	55,251
Securities at fair value through other comprehensive income	132,473	106,303	130,039
Other financial assets	3,092	1,612	1,351
Total	837,723	760,497	698,393
Liabilities
Other financial liabilities	1,629	544	560
Structured notes	57	318	296
Derivatives	69,741	85,413	52,475
Total	71,427	86,275	53,331
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
•Level 1: observable inputs reflect the quoted prices (unadjusted) of identical assets or liabilities in active markets;
•Level 2: observable inputs reflect the information on assets and liabilities that are either directly (such as prices) or indirectly (derived from prices) observable, except for the quoted prices included in Level 1; and
•Level 3: information on assets and liabilities that are not based on observable market data due to little market activity on the measurement date.
We present information on our Level 3 financial instruments in the table below as of December 31, 2025 and 2024.

Level 3	For The Year Ended December 31,
	2025	2024
	(In millions of R$)
Financial assets at fair value through profit or loss	469	1,940
Financial assets at fair value through other comprehensive income	254	218
Net position of derivatives	(1,201)	197
Total	(478)	2,355
Please refer to “Note 28 – Fair Value” to our audited consolidated financial statements for further details.

Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, discussions related to the results of operations for the year ended December 31, 2024 in comparison to the year ended December 31, 2023 have been omitted. For further information on such omitted discussions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on our Form 20-F for the year ended December 31, 2024, which is not incorporated by reference into this annual report.
Results of Operations – Year ended December 31, 2025, compared to year ended December 31, 2024
The table below presents our summarized consolidated statement of income for the years ended December 31, 2025 and 2024. The interest rates presented are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company.”

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2025	2024	R$ million	%
	(In millions of R$)
Operating revenues	167,780	168,050	(270)	(0.2)
Net interest income(1)	112,724	103,848	8,876	8.5
Non-interest income(2)	55,056	64,202	(9,146)	(14.2)
Expected credit loss from financial assets	(28,833)	(32,311)	3,478	(10.8)
Other operating income (expenses)	(88,697)	(88,183)	(514)	0.6
Net income before income tax and social contribution	50,250	47,556	2,694	5.7
Current and deferred income and social contribution taxes	(4,401)	(5,428)	1,027	(18.9)
Net income	45,849	42,128	3,721	8.8
Net income attributable to owners of the parent company	44,857	41,085	3,772	9.2
(1)Includes:
(i)interest and similar income (R$254,790 million and R$242,258 million in the years ended December 31, 2025 and 2024, respectively);
(ii)interest and similar expenses (R$(219,338) million and R$(167,278) million in the years ended December 31, 2025 and 2024, respectively);
(iii)income of financial assets and liabilities at fair value through profit or loss (R$58,054 million and R$32,011 million in the years ended December 31, 2025 and 2024, respectively); and
(iv)foreign exchange results and exchange variations in foreign transactions (R$19,218 million and R$(3,143) million in the years ended December 31, 2025 and 2024, respectively).
(2)Includes commissions and banking fees (R$46,997 million and R$47,071 million in the years ended December 31, 2025 and 2024, respectively), Income from insurance contracts and private pension (R$8,731 million and R$6,982 million in the years ended December 31, 2025 and 2024, respectively) and other income/expenses (R$(672) million and R$10,149 million in the years ended December 31, 2025 and 2024, respectively).

Net income attributable to owners of the parent company increased by 9.2% to R$44,857 million for the year ended December 31, 2025, from R$41,085 million for the same period of 2024. This is mainly due to an 8.5%, or R$8,876 million increase in net interest income, a 10.8% or R$3,478 million decrease in expected credit loss from financial assets and a 18.9%, or R$1,027 million decrease in current and deferred income and social contribution taxes, partially offset by a 14.2%, or R$9,146 million, decrease in non-interest income. These line items are further described below:
Net interest income increased by R$8,876 million, or 8.5%, for the year ended December 31, 2025, compared to the same period of 2024, mainly due to increases in the following line items (i) R$26,043 million in income of financial assets and liabilities at fair value through profit or loss; (ii) R$22,361 million in foreign exchange results and exchange variations in foreign transactions; and (iii) R$12,532 million in interest and similar income. These increases were partially offset by an increase of R$52,060 million in interest and similar expenses.
•Interest and similar income increased by 5.2% for the year ended December 31, 2025, compared to the same period of 2024, mainly due to increases of (i) R$15,845 million in loan operations income, as a result of an increase in the volume of loan and lease operations; and (ii) R$13,982 million in financial assets at amortized cost. These increases were partially offset by decreases of: (i) R$21,295 million in interest and similar income from financial assets at fair value through other comprehensive income, mainly due to a decrease in the average portfolio balance during the period; and (ii) R$2,555 million in interbank deposits.

•Interest and similar expenses increased by 31.1% for the year ended December 31, 2025 compared to the same period of 2024, due to increases of R$30,833 million in expenses from deposits and R$20,865 million in expenses from securities sold under repurchase agreements, both mainly due to an increase in the volume of our operations.
Please see “Note 21 – Interest and Similar Income and Expenses and Income of Financial Assets and Liabilities at Fair Value Through Profit or Loss” to our audited consolidated financial statements for further details on interest and similar expenses.
The managerial adjustments of tax effects represented R$7,316 million of our net interest income for the year ended December 31, 2025, compared to R$6,694 million for the same period of 2024. Considering this managerial adjustment, net interest income was R$120,040 million, an increase of R$9,498 million, for the year ended December 31, 2025, compared to the same period of 2024.
Non-interest income increased by 14.2%, or R$9,146 million for the year ended December 31, 2025 compared to the same period of 2024. This decrease was mainly due to a 106.6%, or R$10,821 million, decrease in other income, mainly due to the adherence to a new tax-settlement initiative launched by the Brazilian Ministry of Finance (the “Comprehensive Transaction Program,” or Programa de Transação Integral). Our income from insurance contracts and private pension increased by 25.1%, or R$1,749 million, as a result of the higher financial result for the period and higher insurance sales, mainly related to life and credit life products.
The following chart shows the main components of our banking service fees for the years ended December 31, 2025 and 2024:

(In R$ million)
Commissions and Banking Fees
46,997
4,375
914
5,131
6,786
2,624
6,921
3,407
16,839
47,071
3,608
641
4,920
7,395
2,782
6,539
4,109
17,077
2025
2024
Other
Custody Services
Economic, Financial and Brokerage Advisory
Payments and Collections
Credit Operations and Financial Guarantees
Asset Management
Current Account Services
Credit and Debit Cards

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees.

Expected Credit Loss from Financial Assets
Our expected credit loss from financial assets decreased by R$3,478 million, or 10.8%, for the year ended December 31, 2025, compared to the same period of 2024, mainly due to a decrease in expected credit loss with other financial assets of R$6,627 million for year ended December 31, 2025, compared to the same period of 2024, partially offset by an increase of R$3,149 million in expected credit loss with loan and lease operations, as a result of an increase in the volume of loan and lease operations of 5.7%.
Please see “Note 10 – Loan and Lease Operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio.
•Non-performing loans: We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio.
As of December 31, 2025, our 90-day NPL ratio was 2.3%, a decrease of 30 basis points compared to December 31, 2024. This decrease was due to a decrease of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the reductions in personal loan and vehicle financing ratios. The NPL ratio of our companies loan portfolio remained stable at 1.1%, compared to December 31, 2024.
We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.
As of December 31, 2025, our 15 to 90 days NPL ratio was 2.0%, remaining stable when compared to December 31, 2024. During this period our 15 to 90-day NPL ratio decreased by 10 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. Additionally, the NPL ratio of our companies loan portfolio increased by 10 basis points as of December 31, 2025 compared to December 31, 2024.
The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2024, through December 31, 2025:

Other Operating Income / (Expenses) increased by 0.6% to an expense of R$88,697 million for the year ended December 31, 2025, from an expense of R$88,183 million for the same period of 2024. This increase was mainly due to the R$1,124 million, or 11.5%, increase in tax expenses (Social Integration Program Contribution, Contribution for the Financing of Social Security and Service Tax), primarily due to a larger taxable base resulting from higher net interest income, commissions and banking fees and income from insurance contracts and private pension. Our general and administrative expenses for the year ended December 31, 2025 decreased by 0.3%, due to lower expenses from provision for tax and social security lawsuits and other risks, partially offset by an increase in personnel expenses, due to the effects of our annual collective wage agreement, which includes a 5.68% adjustment on salaries and benefits from September 2025 onwards (and of 4.64% on salaries and benefits from September 2024).
Please see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements for further details.
Current and deferred income and social contribution taxes amounted to an expense of R$4,401 million for the year ended December 31, 2025, from an expense of R$5,428 million in the same period of 2024, mainly driven by our adherence to the Comprehensive Transaction Program.
The managerial adjustments of tax effects, as mentioned in “net interest income,” amounted to R$7,080 million in current and deferred income and social contribution taxes for the year ended December 31, 2025, compared to R$5,781 million for the same period of 2024. Considering this fiscal effect, current and deferred income and social contribution taxes were R$11,481 million, a decrease of R$272 million during this period.
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
The table below sets forth the summarized consolidated statement of income from our operating segments for the year ended December 31, 2025:

Summarized Consolidated Statement of Income from January 1, 2025 to December 31, 2025(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	112,204	62,620	9,569	184,393	(16,613)	167,780
Cost of Credit	(31,616)	(4,994)	-	(36,610)	7,777	(28,833)
Claims	(1,624)	(34)	-	(1,658)	1,658	-
Other operating income (expenses)	(51,604)	(23,175)	(2,777)	(77,556)	(11,141)	(88,697)
Income tax and social contribution	(7,701)	(10,652)	(2,043)	(20,396)	15,995	(4,401)
Non-controlling interest in subsidiaries	(529)	(759)	(55)	(1,343)	351	(992)
Net income	19,130	23,006	4,694	46,830	(1,973)	44,857
(1)The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation". The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. .
(2)The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

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
(a) Retail Business
This segment consists of products and services offered to both account holders and non-account holders including: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financings, investments, insurance, and pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2025 and 2024:

Summarized Consolidated Statement of Income - Retail Business	For the year ended December 31,		Variation
	2025	2024	R$ million	%
	(In millions of R$)
Operating revenues	112,204	101,057	11,147	11.0
Interest margin	70,383	61,956	8,427	13.6
Non-interest income (1)	41,821	39,101	2,720	7.0
Cost of credit and claims	(33,240)	(31,408)	(1,832)	5.8
Other operating income (expenses)	(51,604)	(48,552)	(3,052)	6.3
Income tax and social contribution	(7,701)	(5,482)	(2,219)	40.5
Non-controlling interest in subsidiaries	(529)	(491)	(38)	7.7
Net income	19,130	15,124	4,006	26.5
(1)Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.
Net income from our Retail Business segment increased by 26.5%, to R$19,130 million for year ended December 31, 2025, from R$15,124 million for the same period of 2024. These results are explained as follows:
•Operating revenues: increased by R$11,147 million for the year ended December 31, 2025, compared to the same period of 2024, as a result of an increase of 13.6% in the interest margin, due to the growth in the average credit volume. Moreover, non-interest income increased by 7.0% in the year ended December 31, 2025, compared to the same period of 2024, due to the increase in commissions and banking fees, as a result of: (i) higher revenues from card-issuing activities, due to the increase in the volume of credit card transactions; (ii) higher gains from acquiring services due to the increase in automatic transactions for the anticipation of receivables; (iii) higher revenues from fund management, due to a growth in gains from performance fees and the increase in the balance in the period; and (iv) higher revenues from brokerage services for individuals. There was also an increase in revenues from insurance products, due to the increases in earned premiums, in commissions and fees.
•Cost of credit and claims decreased by R$1,832 million for the year ended December 31, 2025, compared to the same period of 2024, as a result of the increase in expected loss expenses.
•Other operating income/ (expenses) increased by R$3,052 million for the year ended December 31, 2025, compared to the same period of 2024, mainly driven by an increase in expenses with cloud processing volumes and systems development, in addition to the effects of our annual collective wage agreement, and the increase in profit sharing expenses.
•Income tax and social contribution for the Retail Business, Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company” and “Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased due to a tax benefit from interest on capital.
(b) Wholesale Business
This segment comprises: (i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; (ii) the activities of our units abroad; (iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2025 and 2024:

Summarized Consolidated Statement of Income - Wholesale Business	For the year ended December 31,		Variation
	2025	2024	R$ million	%
	(In millions of R$)
Operating revenues	62,620	58,014	4,606	7.9
Interest margin	45,248	41,259	3,989	9.7
Non-interest income (1)	17,372	16,755	617	3.7
Cost of credit and claims	(5,028)	(4,701)	(327)	7.0
Other operating income (expenses)	(23,175)	(21,248)	(1,927)	9.1
Income tax and social contribution	(10,652)	(10,502)	(150)	1.4
Non-controlling interest in subsidiaries	(759)	(650)	(109)	16.8
Net income	23,006	20,913	2,093	10.0
(1)Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Wholesale Business segment increased by 10.0%, to R$23,006 million for the year ended December 31, 2025 from R$20,913 million for the same period of 2024. These results are explained as follows:
•Operating revenues:increased by R$4,606 million, or 7.9%, for the year ended December 31, 2025 compared to the same period of 2024, due to an increase of 9.7% in the interest margin, driven by the increase in the margin of liabilities recorded during the period. The 3.7% increase in non-interest income was driven by the increase in asset management fees due to the increase in the balance of fund management fees, in addition to higher consortia (consórcio) administration fees. These effects were partially offset by the decrease in revenues from advisory services and brokerage, due to lower volumes of fixed income transactions. As of December 31, 2025, we participated in 517 local fixed-income transactions, which included debentures and promissory notes issuance, as well as securitizations, totaling R$145.0 billion in originated volume and R$70.1 billion in distribution, ranking first in both originated volume and distribution, according to a ranking published by ANBIMA. In the equity markets, we ranked second both in number of operations, participating in 7 operations (not considering Block Trades), and in terms of volume with R$1.6 billion, both in Dealogic’s ranking, as of December 31, 2025. We also provided financial advisory services for 49 M&A transactions in Brazil, totaling R$70.3 billion. As of December 31, 2025, we were ranked first place in number of M&A deals and third place in volume in Dealogic’s ranking and excluding proprietary operations we were ranked first place in number of M&A (45 transactions) and third place in terms of volume (R$69.5 billion).
•Cost of credit and claims increased by R$327 million for the year ended December 31, 2025 compared to the same period of 2024, due to the negative impact of the sale of assets of a specific customer in the segment and the lower recovery of loans written off as losses.
•Other operating income / (expenses) increased by R$1,927 million for the year ended December 31, 2025, compared to the same period of 2024, driven by an increase in expenses with (i) cloud processing volumes and systems development; and (ii) the effects of our annual collective wage agreement, in addition to the increase in profit share expenses.
•Income tax and social contribution for our Wholesale Business, Retail Business and Activities with the Market + Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to a tax benefit from interest on capital.

(c) Activities with the Market + Corporation
This segment includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to our Retail or Wholesale businesses.
The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2025 and 2024:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the year ended December 31,		Variation
	2025	2024	R$ million	%
	(In millions of R$)
Operating revenues	9,569	9,887	(318)	(3.2)
Interest margin	8,778	9,232	(454)	(4.9)
Non-interest income (1)	791	655	136	20.8
Other operating income (expenses)	(2,777)	(2,541)	(236)	9.3
Income tax and social contribution	(2,043)	(1,879)	(164)	8.7
Non-controlling interest in subsidiaries	(55)	(101)	46	(45.5)
Net income	4,694	5,366	(672)	(12.5)
(¹) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment decreased by R$672 million, or 12.5%, for the year ended December 31, 2025, compared to the same period of 2024, due to a decrease of R$318 million in operating revenues as a result of the decrease of R$454 million in the interest margin driven by the lower margin with the market. This was partially offset by (i) higher results from the remuneration of our own working capital; and (ii) the increase of R$136 million in non-interest income, driven by higher results from equity of affiliates. Additionally, there was an increase of R$236 million in other operating income / (expenses) due to higher other expenses.
•Income tax and social contribution for our Activities with the Market + Corporation, Retail Business and Wholesale Business segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in the effective tax rate in 2025.

Balance Sheet
The table below sets forth our summarized balance sheet as of December 31, 2025 and 2024. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation
	December 31, 2025	December 31, 2024	R$ million	%
	(In millions of R$)
Cash	37,144	36,127	1,017	2.8
Financial assets at amortized cost	2,042,788	1,912,804	129,984	6.8
Central Bank of Brazil deposits	167,275	160,698	6,577	4.1
Interbank deposits, securities purchased under agreements to resell and securities	676,755	637,658	39,097	6.1
Loan and lease operations	1,083,798	1,025,493	58,305	5.7
Other financial assets	164,029	136,713	27,316	20.0
(-) Provision for Expected Credit Loss	(49,069)	(47,758)	(1,311)	2.7
Financial assets at fair value through other comprehensive income	132,473	106,303	26,170	24.6
Financial assets at fair value through profit or loss	705,250	654,194	51,056	7.8
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	69,411	72,394	(2,983)	(4.1)
Tax assets	79,103	72,653	6,450	8.9
Total assets	3,066,169	2,854,475	211,694	7.4
Total assets increased by R$211,694 million, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in financial assets at amortized cost, financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income. This result is further described below:
Financial assets at amortized cost increased by R$129,984 million, or 6.8%, as of December 31, 2025, compared to December 31, 2024, mainly due to increases in (i) loan and lease operations; (ii) interbank deposits, securities purchased under agreements to resell and securities at amortized cost; and (iii) other financial assets.
•Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$39,097 million, or 6.1%, as of December 31, 2025 compared to December 31, 2024, mainly due to an increase of R$37,375 million in securities purchased under agreements to resell.
Please see “Note 4 – Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9 – Securities at Amortized Cost (AC)” to our audited consolidated financial statements for further details.
•Loan and lease operations increased by R$58,305 million, or 5.7%, as of December 31, 2025, compared to December 31, 2024, mainly due to the increases of: (i) R$27,652 million in our individuals loan portfolio, especially due to increases of (a) R$16,319 million in mortgage loans; and (b) R$10,478 million in credit card loans; (ii) R$16,329 million in loans to micro/small and medium companies, mainly in agribusiness and government programs; (iii) R$7,998 million in foreign loans – Latin America, as a result of the impact of foreign exchange variations; and (iv) R$6,326 million in loans to large companies.

	As of		Variation
Loan and Lease Operations, by asset type	December 31, 2025	December 31, 2024	R$ million	%
	(In millions of R$)
Individuals	473,226	445,574	27,652	6.2
Credit card	153,526	143,048	10,478	7.3
Personal loan	66,498	66,104	394	0.6
Payroll loans	75,319	74,524	795	1.1
Vehicles	36,303	36,637	(334)	(0.9)
Mortgage loans	141,580	125,261	16,319	13.0
Large Companies	158,738	152,412	6,326	4.2
Micro/Small and Medium companies	221,550	205,221	16,329	8.0
Foreign Loans - Latin America	230,284	222,286	7,998	3.6
Total Loans and lease operations	1,083,798	1,025,493	58,305	5.7
Please see “Note 10 – Loan and Lease Operations” to our audited consolidated financial statements for further details.
Financial assets at fair value through other comprehensive income increased by R$26,170 million, or 24.6%, as of December 31, 2025, compared to December 31, 2024, due to an increase in securities, with the majority being government securities.
Financial assets at fair value through profit or loss increased by R$51,056 million, or 7.8%, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in securities, with the majority being government securities in Brazil and corporate securities, especially debentures.
The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2025 and 2024. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation
	December 31, 2025	December 31, 2024	R$ million	%
	(In millions of R$)
Financial Liabilities	2,424,121	2,239,979	184,142	8.2
At Amortized Cost	2,350,901	2,148,776	202,125	9.4
Deposits	1,114,482	1,054,741	59,741	5.7
Securities sold under repurchase agreements	434,607	388,787	45,820	11.8
Interbank market funds, Institutional market funds and other financial liabilities	801,812	705,248	96,564	13.7
At Fair Value Through Profit or Loss	71,427	86,275	(14,848)	(17.2)
Provisions for financial guarantees, credit commitments and credits to be released	1,793	4,928	(3,135)	(63.6)
Insurance contracts and private pension	353,253	306,899	46,354	15.1
Provisions	17,791	19,209	(1,418)	(7.4)
Tax liabilities	11,582	11,345	237	2.1
Other liabilities	44,346	55,759	(11,413)	(20.5)
Total liabilities	2,851,093	2,633,191	217,902	8.3
Total stockholders’ equity attributed to the owners of the parent company	204,501	211,090	(6,589)	(3.1)
Non-controlling interests	10,575	10,194	381	3.7
Total stockholders’ equity	215,076	221,284	(6,208)	(2.8)
Total liabilities and stockholders' equity	3,066,169	2,854,475	211,694	7.4

Total liabilities and stockholders’ equity increased by R$211,694 million, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:
Financial liabilities at amortized cost increased by R$202,125 million, or 9.4%, as of December 31, 2025, compared to December 31, 2024, mainly due to increases in (i) interbank market funds, institutional market funds and other financial liabilities; (ii) deposits; and (iii) securities sold under repurchase agreements.
•Deposits increased by R$59,741 million, or 5.7%, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase of R$54,267 million in time deposits, as a result of the higher demand for fixed income products and other products.
Please see “Note 15 – Deposits” to our consolidated financial statements for further details.
•Securities sold under repurchase agreements increased by R$45,820 million, or 11.8%, as of December 31, 2025 compared to December 31, 2024, mainly due to an increase of: (i) R$45,580 million in assets received as collateral; and (ii) R$22,783 million in assets pledged as collateral, especially with foreign securities and corporate securities. These increases were partially offset by a decrease of R$22,543 million in right to sell or repledge the collateral.
Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our consolidated financial statements for further details.
•Interbank market funds, institutional market funds and other financial liabilities increased by R$96,564 million, or 13.7%, as of December 31, 2025 compared to December 31, 2024, mainly due to increases of (i) R$49,041 million in other financial liabilities, especially with credit card operations and trading and intermediation of securities; (ii) R$33,876 million in interbank market funds, especially in real estate and rural credit bills and onlending domestic; and (ii) R$13,647 million in institutional market funds, especially in funding from structured operations certificates, debentures and subordinated debt.
Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other Assets and Liabilities” to our consolidated financial statements for further details.
•Insurance contracts and private pension increased by R$46,354 million, or 15.1%, as of December 31, 2025 compared to December 31, 2024, mainly due to the update of private pension contracts known as Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL), as a result of the performance of the funds due to the increase in the index used to adjust private pension contracts and the higher portability volume..
Funding
The chart below presents historical data on the ratio between our loan portfolio and funding from December 31, 2024 to December 31, 2025:
_____________
(1)Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (2) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents; (3) The loan portfolio balance does not include financial guarantees provided and corporate securities.

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
According to CMN Resolution 4,958, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:
•RWAOPAD– portion related to the operational risk capital requirement, calculated using standardized approach;
•RWACPAD– portion related to exposures to credit risk, calculated using standardized approach;
•RWACIRB– portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank;
•RWAMPAD– portion related to the market risk capital requirement, calculated using standardized approach;
•RWAMINT–portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank.
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

	As of December 31,
	2025	2024
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET1)	185,595	188,265
Tier I	208,161	206,196
Total capital	228,589	227,602
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,505,475	1,379,056
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	12.3%	13.7%
Tier I ratio (%)	13.8%	15.0%
Total capital ratio (%)	15.2%	16.5%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%) (1)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%
1)The countercyclical capital buffer is fixed by the monetary authorities of the jurisdictions in which Itaú has exposure, the most relevant of which are Brazil, where the Financial Stability Committee (Comef) sets it at zero (in accordance with Central Bank of Brazil Communiqué No. 44,254, dated November 19, 2025) and Chile, which is set at 0.5%.

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
As of December 31, 2025, our Total Capital reached R$228,589 million, an increase of R$987 million as compared to December 31, 2024. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 15.2%, as of December 31, 2025, a drop of 1.3 p.p. compared to 16.5% as of December 31, 2024, due to interest payments on capital and additional dividends, share repurchase and growth in risk-weighted assets, offset by the positive impact of income in the period.
Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2025, our Fixed Assets Ratio reached 19.4%, which presents a buffer of R$69,887 million.

(1) Includes Prudential and Equity adjustments. (2) The issuance of the Perpetual Subordinated Financial Bills described in the announcement to the market dated October 8, 2025, take the AT1 to 1.5%.

As of December 31, 2025, our Tier I Capital ratio reached 13.8%, consisting of 12.3% Common Equity Tier I and of 1.5% Additional Tier I. Our Tier I Capital ratio decreased 1.2 p.p. in relation to September 30, 2025, mainly due to the payment of dividends and interest on capital, stock buyback and the RWA growth, partially offset by the positive net income of the period.
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
Set forth below is a discussion of our LCR for the three-month periods ended on December 31, 2025 and 2024 and our NSFR as of December 31, 2025 and 2024.
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

The following table presents our LCR for the three-month periods ended December 31, 2025 and 2024:

	Three-month periods ended December 31,
Liquidity Coverage Ratio	2025	2024
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA) (1)	389,723	362,609
Cash Outflows (2)	440,453	409,051
Cash Inflows (3)	259,163	245,188
Total Net Cash Outflows	181,290	163,863
LCR%	215.0%	221.3%
1)High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
2)Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
3)Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR for the three-month period ended December 31, 2025 was 215.0%, which is above the Central Bank’s requirements.
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
Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.
The following table presents our NSFR as of December 31, 2025 and 2024:

	As of December 31,
Net Stable Funding Ratio	2025	2024
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF) (1)	1,499,680	1,375,854
Total Required Stable Funding (RSF) (2)	1,202,060	1,127,870
NSFR (%)	124.8%	122.0%
1)ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
2)RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2025, our ASF totaled R$1,499.7 billion, mainly due to capital funding and Retail Business and Wholesale Business funding, and our RSF totaled R$1,202.1 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, governments and transactions with banks.
As of December 31, 2025, our NSFR was 124.8%, which is above the Central Bank’s requirements.

5B.Liquidity and Capital Resources
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
The following table presents our operational liquidity reserve as of December 31, 2025, 2024 and 2023:

	As of December 31,
Operational Liquidity Reserve	2025	2024	2023	2025 Average Balance ⁽¹⁾
	(In millions of R$)
Cash	37,144	36,127	32,001	35,742
Securities purchased under agreements to resell – Funded position (2)	80,339	50,461	58,714	104,580
Unencumbered government securities (3)	263,915	154,526	147,861	212,220
Operational reserve	381,398	241,114	238,576	352,542
1)Average calculated based on audited interim financial statements.
2)Net of R$19,306 (R$7,038 at 12/31/2024 and R$9,008 at 12/31/2023), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.
3)Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

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
Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits to us which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations. For more information on our dividend policy, see “Item 8A. Consolidated Statements and Other Financial Information—Shareholders’ Payment” of this annual report.
Tier 2 Subordinated Financial Bills
On March 26, 2026, we issued Tier 2 subordinated financial bills in the total amount of R$3.3 billion, in negotiations with professional investors. These notes have maturity in 2036, with repurchase option from 2031 subject to prior authorization from the Central Bank of Brazil.
The impact of the call of these notes on our Tier 2 capital ratio was 22 basis points (calculated on the capital base of December 31, 2025).
Tier 2 Subordinated Notes Early Redemption
On January 15, 2026, we exercised a call option under our Tier 2 subordinated notes, issued on January 15, 2021, in the amount of U.S.$500 million. These notes have a coupon of 3.875% per year and were originally scheduled to mature on April 15, 2031.
The impact of the call of these notes on our Tier 2 capital ratio was 18 basis points (considering the exchange rate as of December 31, 2025 of R$5.5024/U.S. dollar and calculated on our capital base of December 31, 2025).
Tier 2 Subordinated Financial Bills
On November 13, 16, 18, 19 and 24 and December 2, 2025, we exercised the option to repurchase all of our Tier 2 subordinated financial bills, indexed to the DI rate, issued by us in the period between November 12 and December 2, 2020, and with maturities in November and December 2030, respectively, totaling R$3.6 billion.
The impact of the repurchase of these financial bills on our Tier 2 capital ratio is 24 basis points (calculated on our capital base as of December 31, 2025).
Perpetual Subordinated Financial Bills
On October 8, 2025, we issued perpetual subordinated financial bills in the total amount of R$3.0 billion, in private negotiations with professional investors. These financial bills are perpetual in nature and may be repurchased from 2031 onwards, subject to the prior authorization of the Central Bank. In accordance with the Central Bank Resolutions No. 122 and No. 5,007, these financial bills constitute the Additional Tier 1 of the Company’s Total Capital with an impact of 20 basis points on Tier 1 capital ratio (calculated on our capital base of December 31, 2025). For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”
Tier 1 Subordinated Notes
On August 5, 2025, we announced the exercise of call options on Tier 1 Subordinated Notes totaling US$1.45 billion, consisting of (i) US$700 million issued on February 27, 2020 with a 7.562% coupon, redeemed on August 27, 2025, and

(ii) US$750 million issued on March 19, 2018 with a 7.859% coupon, redeemed on September 19, 2025. The combined impact on our capital ratio was 53 basis points, based on our capital position as of December 31, 2025.
On February 27, 2025, we decided not to exercise our call option under the perpetual subordinated Tier 1 notes issued by us on February 27, 2020, in a total amount of U.S.$700 million with a fixed rate of interest of 4.625% per year. As a result of the decision to not to redeem the notes, in accordance with the conditions set forth in the final terms, the coupon was reset to 7.562% per year. This coupon will be valid until February 27, 2030 or until the call is exercised, whichever occurs before.
Perpetual Subordinated Financial Bills
On June 3, 2025, we issued perpetual subordinated financial bills in the total amount of R$5.0 billion, in private negotiations with professional investors. These financial bills are perpetual in nature and may be repurchased from 2030 onwards, subject to the prior authorization of the Central Bank. In accordance with Central Bank Resolution No. 122 and CMN Resolution No. 5,007, these perpetual subordinated financial bills will constitute the additional capital of our reference equity with an impact of 33 basis points on our Tier 1 market capitalization rate (calculated on our capital base of December 31, 2025).
For more information on capital structure and requirements, see “Item 4B. Business Overview––Capital Adequacy and Leverage.”
Capital Expenditures
In accordance with our practice in recent years, our capital expenditures for the year ended December 31, 2025 were funded with internal resources. We cannot assure that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures as of December 31, 2025, 2024 and 2023:

Capital Expenditures	As of December 31,			Variation
	2025	2024	2023	2025 - 2024		2024 - 2023
	(In millions of R$, except percentages)
Fixed Assets	1,694	1,833	3,815	(139)	(7.6)%	(1,982)	(52.0)%
Fixed assets under construction	774	1,112	1,277	(338)	(30.4)%	(165)	(12.9)%
Land and buildings	11	6	1,510	5	83.3%	(1,504)	(99.6)%
Leasehold improvements	45	105	57	(60)	(57.1)%	48	84.2%
Installations, furniture and data processing equipment	796	546	942	250	45.8%	(396)	(42.0)%
Other	68	64	29	4	6.3%	35	120.7%
Intangible Assets	6,212	5,535	5,376	677	12.2%	159	3.0%
Goodwill	60	135	603	(75)	(55.6)%	(468)	(77.6)%
Software acquired and Internally developed software	5,345	4,537	4,086	808	17.8%	451	11.0%
Other intangibles	807	863	687	(56)	(6.5)%	176	25.6%
Total	7,906	7,368	9,191	538	7.3%	(1,823)	(19.8)%
See “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures.
Capitalization
The table below presents our capitalization as of December 31, 2025. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2025. As of the date of this annual report, there has been no material change in our capitalization since December 31, 2025.
You should read the table below in conjunction with the information included in “Item 4B. Business Overview – Selected Statistical Information” for further details.

Capitalization	As of December 31, 2025
	R$	U.S.$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	527,366	95,843
Securities sold under repurchase agreements	363,308	66,027
Derivatives	28,595	5,197
Interbank market funds	199,796	36,311
Institutional market funds	11,423	2,076
Other financial liabilities	238,725	43,386
lnsurance contracts and private pension	16,898	3,071
Provisions	5,297	963
Income tax and social contribution - current	6,436	1,170
Other Non-financial liabilities	37,970	6,901
Total	1,435,815	260,943
Long-term liabilities
Deposits	587,116	106,702
Securities sold under repurchase agreements	71,299	12,958
Structured notes	57	10
Derivatives	41,146	7,478
Interbank market funds	206,374	37,506
Institutional market funds	142,771	25,947
Other financial liabilities	4,352	791
lnsurance contracts and private pension	336,355	61,129
Provision for Expected Loss	1,793	326
Provisions	12,494	2,271
Other tax liabilities	4,655	846
Other Non-financial liabilities	6,375	1,159
Total	1,414,787	257,122
Income tax and social contribution - deferred	491	89
Non-controlling interests	10,575	1,922
Stockholders’ equity attributed to the owners of the parent company (2)	204,501	37,166
Total capitalization (3)	3,066,169	557,242
BIS ratio (4)	15.2%
(1)Convenience translation at R$5.5024 reais per U.S. dollar, the exchange rate in effect on December 31, 2025.
(2)Itaú Unibanco Holding’s authorized and outstanding share capital consists of 5,617,742,977 common shares and 5,408,781,553 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2025.
(3)Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4)Calculated by dividing total regulatory capital by risk weight assets.

Contractual Obligations
In the ordinary course of business, we enter into contractual obligations that may require future cash payments, including products in interbank market debt and institutional market debt lines, time deposits and other cash commitments. For more information regarding these obligations, see “Note 15 – Deposits” and “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements.

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 – Fixed Assets,” “Note 14 – Goodwill and Intangible Assets,” “Note 32(b) Risk Management – I.I – Collateral and Policies for Mitigating Credit Risk” and “– III.II – Control over liquidity” to our consolidated financial statements.
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

Exposures		Trading Portfolio (1)			Trading and Banking Portfolios (1)
		December 31, 2025			December 31, 2025
Risk Factors	Risk of variations in:	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In millions of R$)
Interest Rate	Fixed Income Interest Rates in reais	(0.9)	(238.0)	(433.8)	(16.6)	(5,103.1)	(9,717.4)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(0.2)	(62.5)	(123.7)	(2.7)	(498.1)	(969.5)
Foreign Exchange Rates	Prices of Foreign Currencies	(6.0)	(243.4)	(367.2)	0.3	(326.0)	(648.7)
Price Index Linked	Interest of Inflation coupon	(0.2)	(32.1)	(71.6)	(3.9)	(536.5)	(1,030.4)
TR	TR Linked Interest Rates	-	-	-	(0.3)	(103.0)	(220.5)
Equities	Prices of Equities	0.3	187.1	284.4	3.8	95.1	89.5
Other	Exposures that do not fall under the definitions above	0.3	(9.6)	18.3	0.2	(12.0)	15.1
Total		(6.7)	(398.5)	(693.6)	(19.2)	(6,483.6)	(12,481.9)
1) Amounts net of tax effects.
•Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
•Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
•Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

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

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our CSRML analyzes Itaú Unibanco Group’s gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.
For further information on the position of our interest-bearing assets and liabilities as of December 31, 2025 see “Note 32(b) Risk Management – II – Market Risk” of our audited consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions.
IRRBB – Interest Rate Risk in the Banking Book
The Central Bank’s Circular No. 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.
IRRBB is based on the following key metrics:
•ΔEVE (Delta Economic Value of Equity): is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;
•ΔNII (Delta Net Interest Income): is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.
The sensibility analysis is a static evaluation of the portfolio interest rate exposure, and, therefore, doesn’t consider the dynamic management of the treasury desk and risk control areas, which are in charge of measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, the analysis does not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose to demonstrate the main protection actions, considering the instruments fair value, regardless of any accounting practices adopted by Itaú Unibanco.
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
All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM. In addition, all the models and processes are assessed by internal audit.
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
The IRRBB model includes a series of premises:
•ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
•For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
•The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;
ΔEVE and ΔNII are calculated using the standard shock scenarios described in article 11 of the Central Bank Circular No. 3,876:
•Parallel Up: increases in the short-term and in the long-term interest rates;
•Parallel Down: decreases in the short-term and in the long-term interest rates;
•Short-term increase: increases in the short-term interest rates;
•Short-term reduction: decreases in the short-term interest rates;
•Steepener: decreases in the short-term interest rates and increasing the in the long-term interest rates;
•Flattener: increases in the short-term interest rates and decreasing the in the long-term interest rates.
Exchange Rate Sensitivity
Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see “Note 32(b) Risk Management – II – Market Risk” of our audited consolidated financial statements.
The gap management adopted by the CSRML takes into consideration the tax effects with respect to our foreign exchange positions. We set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our exposure strategy.
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
The information set forth in the table below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented

R$111.5 billion as of December 31, 2025, under the gap management policy adopted, as mentioned above. We apply either economic hedges or hedge accounting to those net investments abroad.

Exchange Rate Sensitivity	For The Year Ended December 31, 2025
	Brazilian currency	Denominated in foreign currency (1)	Total	% of amounts denominated in currency of total
	(In millions of R$, except percentages)
Assets	2,493,597	572,572	3,066,169	18.7
Cash	7,694	29,450	37,144	79.3
At Amortized Cost	1,621,857	420,931	2,042,788	20.6
Deposits in the Central Bank of Brazil	167,275	-	167,275	-
Interbank deposits	26,399	39,796	66,195	60.1
Securities purchased under agreements to resell	277,939	2,656	280,595	0.9
Securities	309,311	20,654	329,965	6.3
Loan operations and lease operations portfolio	743,262	340,536	1,083,798	31.4
Other financial assets	139,618	24,411	164,029	14.9
(-) Provision for Expected Loss	(41,947)	(7,122)	(49,069)	14.5
At Fair Value Through Other Comprehensive Income	61,368	71,105	132,473	53.7
Securities	61,368	71,105	132,473	53.7
At Fair Value Through Profit or Loss	665,864	39,386	705,250	5.6
Securities	603,439	25,335	628,774	4.0
Derivatives	59,333	14,051	73,384	19.1
Other financial assets	3,092	-	3,092	-
Insurance contracts	212	-	212	-
Investments in associates and joint ventures	10,834	6	10,840	0.1
Fixed assets, net	12,033	602	12,635	4.8
Goodwill and Intangible assets, net	22,493	1,606	24,099	6.7
Tax assets	74,536	4,567	79,103	5.8
Other assets	16,708	4,917	21,625	22.7
Percentage of total assets	81.3	18.7	-	18.7
Liabilities and Stockholders’ Equity	2,504,937	561,232	3,066,169	18.3
At Amortized Cost	1,818,614	532,287	2,350,901	22.6
Deposits	801,146	313,336	1,114,482	28.1
Securities sold under repurchase agreements	401,623	32,984	434,607	7.6
Interbank market debt	314,271	91,899	406,170	22.6
Institutional market debt	76,909	77,285	154,194	50.1
Other financial liabilities	224,665	16,783	241,448	7.0
At Fair Value Through Profit or Loss	55,423	16,004	71,427	22.4
Derivatives	53,794	15,947	69,741	22.9
Structured notes	-	57	57	100.0
Other financial liabilities	1,629	-	1,629	-
Provision for financial guarantees, credit commitments and credits to be released	1,607	186	1,793	10.4
Insurance contracts and private pension	353,123	130	353,253	-
Provisions	17,691	100	17,791	0.6
Tax liabilities	9,501	2,081	11,582	18.0

Other liabilities	33,901	10,445	44,346	23.6
Non-controlling interests	10,575	-	10,575	-
Total stockholders’ equity attributed to the owners of the parent company	204,501	-	204,501	-
Percentage of total liabilities and stockholders’ equity	81.7	18.3	100.0
1)Predominantly U.S. dollar.

5C.Research and Development, Patents and Licenses, Etc.
For the past three years, we have not had any research and development policies in effect.
5D.Trend Information
We expect many factors to affect our future results of operations, liquidity and capital resources, including:
•the Brazilian economic environment, see “Item 5A. Operating Results—Macroeconomic Context––Brazilian Context” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details;
•legal and regulatory developments, see “Item 4B. Business Overview—Supervision and Regulation,” “Item 5A. Operating Results—Macroeconomic Context––Brazilian Context” and “Item 3D. Risk Factors—Regulatory, Compliance and Legal” for further details;
•the effects of any ongoing international financial turmoil, including on the liquidity and capital requirement, see “Item 4B. Business Overview— Supervision and Regulation,” “Item 5A. Operating Results—Macroeconomic Context––Global Context” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details;
•the inflation effects on the results of our operations, see “Item 5A. Operating Results—Macroeconomic Context––Brazilian Context” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details;
•the effects of the variations in the value of the real, foreign exchange rates and interest rates on our net interest income, see “Item 5A. Operating Results” and “Item 3D. Risk Factors—Macroeconomic and Geopolitical Risks” for further details; and
•any acquisitions we may make in the future, see “Item 3D. Risk Factors—Strategy—The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us” for further details.
As part of our strategy, we continue to review growth opportunities, both in Brazil and outside of Brazil. Additionally, see “Item 3D. Risk Factors” for comments on the risks faced in our operations and that could affect our business, results of operations or financial condition.
5E.Critical Accounting Estimates
Not Applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A.Directors and Senior Management
Executive Committee
Our executive committee is responsible for conducting strategies for business and products developed by us and implementing guidelines proposed by our board of directors.
Our executive committee has a term of office of one year, which continues to be effective until the investiture of the members elected by our board of directors held immediately after the annual shareholders’ meeting.

The table below presents the current structure of our executive committee:

Milton Maluhy Filho
CEO

André Rodrigues
Retail business for individual clients and Insurance

Carlos Constantini
Wealth Management & Services (WMS)

Carlos Vanzo
Retail business for SMEs and Acquiring (Rede)

Flavio Souza
Itaú BBA (CEO)

Gabriel Moura
Finance (CFO)

José Vita
Legal, ESG and Corporate Affairs

Matias Granata
Risks, Corporate Security and Compliance (CRO)

Pedro Lorenzini
Global Markets & Treasury and Latam

Ricardo Guerra
Tecnology, Design, Data and Operations (CIO)

Sergio Fajerman
People, Marketing and Corporate Communication

Annual Shareholder’s Meeting: board of directors and Fiscal Committee
On April 28, 2026 at our annual general stockholders’ meeting, Pedro Moreira Salles, Roberto Egydio Setubal, Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino were reelected as members of our board of directors, each for a term of one year. The directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes are independent members representing 53.84% of our board of directors.
With respect to our Fiscal Committee, on the same date, Eduardo Miyaki was reelected as an effective member and João Costa was reelected as his alternate; Cláudio Arromatte was elected as an effective member and Leni Bernadete Torres da Silva Sansiviero, was reelected as his alternate. Upon nomination by the preferred shareholders, Marcelo Maia Tavares de Araújo was reelected as an effective member and Haroldo do Rosario Vieira was elected an alternate member.
Members of our Audit Committee
As of the date of this annual report, the members of the Audit Committee are Alexandre de Barros, Fernando Barçante Tostes Malta, Luciana Pires Dias, Maria Helena dos Santos Fernandes Santana, Rogério Carvalho Braga and Maria Elena Cardoso Figueira.

Additional Information
Detailed information regarding the members of our board of directors, board of officers (Executive Committee), audit committee and Fiscal Counsil is provided below.

Board of Directors
Set forth below is a summary of biographical information relating to each of the members of our board of directors:
Pedro Moreira Salles (Non-Executive Co-Chairman)
Date of birth: October 20, 1959
Position and Term of Office
He has been a non-executive co-chairman of our board of directors since 2017.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He has been a co-chairman of our board of directors since 2017 and was also the chairman of this board from 2009 to 2017. He was a member of the board of directors of Unibanco in 1989 and was chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the chairman of the board of directors of Companhia E. Johnston de Participações; and IUPAR – Itaú Unibanco Participações S.A. He is vice chairman of the board of directors of Brasil Warrant and a partner and Co-CEO at Cambuhy Investimentos. He was a member of the board of directors of TOTVS, and between 2017 and 2022, he was chairman of the board of directors of FEBRABAN).
ESG
He is also the chairman of the board of directors of the Instituto Unibanco, an institution that works to improve public education in Brazil through management of the education system. He is a member of the Decision-Making Council and the General Assembly of Associates of Insper Institute of Education and Research, – a non-profit educational and research institution, and a member of the Advisory Council of the Symphony Orchestra Foundation of the State of São Paulo (“OSESP”). He is also a member of the board of directors of the Todos pela Saúde (“All for Health”) Institute, which combats public health emergencies in Brazil, and a member of the board of directors of Instituto Moreira Salles, which is dedicated to promoting and preserving cultural heritage.
Academic Background
He holds a bachelor’s degree magna cum laude in economics and history from the University of California, Los Angeles (“UCLA”), United States. He completed the President and CEO Management Program at Harvard University in the United States.
Family Relationship
Mr. Pedro Moreira Salles is the father of Mr. João Moreira Salles, a non-executive member of our board of directors.
Roberto Egydio Setubal (Non-Executive Co-Chairman)
Date of birth: October 13, 1954
Position and Term of Office
He has been a co-chairman of our board of directors since 2017.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He started his career at Banco Itaú in 1980, holding several positions until being appointed in 1994 as CEO, a position he held until April 2008. In that year,after the merger of Banco Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A., remaining in that role until 2017. He has been a member of the board of directors of Itaúsa S.A. since 2021 and is currently its vice chairman. He is also a member of the board of directors of CCR S.A. He was a member of the board of directors of Petrobras from 2000 to 2002 and of Shell Plc from 2017 to 2020. He was a member of the International Monetary Conference (“IMC”) from 1994 to 2020, serving as its chairman in 2015. From 1997 to 2000 he was chairman of FEBRABAN and later chaired its e board of directors from 2011 to 2017. He was a member of the board of directors of the Institute of International Finance (“IIF”), serving as vice chairman from 2003 to 2014. Between 2002 and 2008, he was a member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil.
Risk Management
During his term as CEO of Itaú Unibanco Holding S.A. until 2017, he oversaw risk management at the executive level, chairing seven superior risk committees such as the Superior Audit and Operational Risk Management Committee, the Superior Credit Committee, and the Superior Risk Policy Committee, where he addressed corporate risk policies, risk management, risk appetite, and the company’s risk culture. He is currently a member of the Risk and Capital Management Committee, contributing to the definition, review and approval of risk appetite, strategies, and institutional risk policies.
ESG
He is also a member of the board of directors of Centro de Liderança Pública, a multi-party organization aimed at engaging society and developing public leaders to tackle Brazil’s urgent problems. In 2003, he was appointed as a member of the Economic and Social Development Council (“Conselho de Desenvolvimento Econômico e Social, or CDES”), a position he holds to date.
Academic Background
He holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo (“USP”), São Paulo, Brazil. He also holds a master’s degree in engineering science from Stanford University, California, United States.
Family Relationship
Mr. Roberto Egydio Setubal is the brother of Mr. Alfredo Egydio Setubal, a non- executive member of our board of directors.
Ricardo Villela Marino (Non-Executive Vice-Chairman)
Date of birth: January 28, 1974
Position and Term of Office
He has been a vice chairman of our board of directors since 2020.
Experiences, Skills and Abilities
Financial sector and capital markets
He has been the chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities across the region. He is also the Chairman of the board of directors of Itaú Chile. He has held several positions at Itaú Unibanco Group since 2002, including serving as a vice president from 2010 to 2018 and as CEO of Itaú’s Latin America operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banque Credit Commercial de France (“CCF”) and worked in fixed income and equities at Banco Garantia/CSFB and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for emerging markets. He served as chairman of the Latin American Bank Federation (“FELABAN”) and was named a Young Global Leader by the World Economic Forum (“WEF”). He has been an alternate member of our board of directors since 2011.
Financial Inclusion and Entrepreneurship
He is currently vice chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the chairman of Instituto PDR, an organization aimed at investing in and preparing new entrepreneurs with a focus on social academic transformation.
Academic Background
He holds a bachelor’s degree in mechanical engineering from USP, São Paulo, Brazil. He hold´s a master’s degree in business administration from the Massachusetts Institute of Technology (“MIT”) Sloan School of Management, Massachusetts, United States.

Family Relationship
Mr. Ricardo Villela is the cousin of Ms. Ana Lúcia de Mattos Barretto Villela, a member of our board of directors.
Alfredo Egydio Setubal (Non-Executive Member)
Date of birth: September 1, 1958
Position and Term of Office
He has been a non-executive member of our board of directors since 2007.
Experiences, Skills and Abilities
Financial sector and capital markets
At Itaúsa S.A., he has been serving as CEO and investor relations officer since 2015 and has been a member of the board of directors since 2008. He also has been the chairman of the board of directors of Dexco S.A. since 2021 and board member since 2015; a member of the board of directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He was chairman of the National Association of Investment Banks (“ANBID”) from 2003 to 2008; and he has been a member of the Superior Guidance, Nomination and Ethics Committee of IBRI since 2010, having chaired IBRI’s board of directors from 2000 to 2003. He was also a member of the board of directors of ABRASCA from 1999 to 2017. He is currently the chairman of the Environmental, Social and Climate Responsibility Committee and a member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee, and the Personnel Committee of Itaú Unibanco.
ESG
He has been the chairman of the Board of Trustees of the Fundação Itaú, an institution responsible for social initiatives focused on education (in partnership with UNICEF and other NGOs) and the democratization and promotion of Brazilian culture, and the Chairman of the Decision-Making Council of the São Paulo Museum of Art (“MASP”) since 2015. He has been a member of the board of directors of the São Paulo Biennial Foundation since 2009. He is also a member of the Boards of the Museum of Modern Art of São Paulo (“MAM”) and the Institute of Contemporary Art (“IAC”).
Academic Background
He holds both bachelor’s and postgraduate degrees in business administration from Fundação Getúlio Vargas (“FGV”), São Paulo, Brazil.
Family Relationship
Mr. Alfredo Egydio Setubal is the brother of Mr. Roberto Egydio Setubal, co-chairman of the board of directors.
Ana Lúcia de Mattos Barretto Villela (Non-Executive Member)
Date of Birth: October 25, 1973
Position and Term of Office
She has been a non-executive member of our board of directors since 2018.
Experiences, Skills and Abilities
Financial sector, capital markets, and other Industries
She has held several positions at the Itaú Unibanco Group, including serving as a member of our board of directors from 1996 to 2001. She is co-founder of MFF&CO, a global impact entertainment studio operating in São Paulo (Brazil), Los Angeles (United States), and London (United Kingdom) since May 2024; co-founder of the Alana Down Syndrome Center at MIT since 2019; alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; member of Itaú’s Personnel Committee since 2018; member of Itaú’s Nomination and Corporate Governance Committee since 2018; vice-chair of the board of directors (Non-Executive Member) of Itaúsa S.A. since 2017; member of the Advisory Board of Itaú Social since 2017; co-founder of AlanaLab since 2014; co-founder of Maria Farinha Filmes since 2009; founding chairwoman of the Alana Foundation since 2012; CEO of Instituto Alana since 2002; and Ashoka Fellow since 2010.
ESG

She has been a member of the Social, Environmental, and Climate Responsibility Committee since 2019 (formerly the Social Responsibility Committee); member of Itaúsa’s Sustainability and Risk Committee since 2021. Also serves on the Advisory Board of the Stanford Down Syndrome Research Center since January 2022. Previously served on the board of Participant, a media and entertainment organization founded by social entrepreneur Jeff Skoll, from March 2022 to July 2024; member of the Advisory Board of UCLA Lab School from May 2022 to July 2024; member of the Advisory Board of Instituto Akatu from 2013 to 2017; member of the Advisory Board of Fairplay Organization from 2015 to 2017; member of the Advisory Board of Conectas from 2003 to 2018; member of Dexco’s Sustainability Committee from 2015 to 2018; and alternate member of Dexco’s board of directors from 2018 to 2020.
Technology and Information Security
Since 2018, she has been the first Latin American representative on the XPRIZE Innovation Board, a nonprofit organization founded by Peter Diamandis that designs and manages global competitions to foster the development of breakthrough technologies addressing humanity’s greatest challenges. From 2019 to 2024, Alana Foundation, co-founded by Villela, supported the XPRIZE Rainforest competition, aimed at accelerating the creation of technologies capable of mapping tropical forest biodiversity.
Academic Background
Holds a bachelor’s degree in education with a specialization in school administration and a master’s degree in educational psychology, both from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. Studied business administration at Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil (incomplete), and attended a postgraduate program in third sector management at FGV, São Paulo, Brazil (incomplete).
Family Relationship
Ana Lúcia de Mattos Barretto Villela is a cousin of Ricardo Villela Marino, a member of our board of directors.
Candido Botelho Bracher (Independent Member)
Date of birth: December 5, 1958
Position and Term of Office
He has been an independent member of our board of directors since April 2024, and a non-executive member of our board of directors since 2021.
Experiences, Skills and Abilities
Financial sector and capital markets
He has held several positions at Itaú Unibanco Group, including serving as CEO from 2017 to 2021, senior vice president of wholesale banking from 2015 to 2017, and vice president from 2004 to 2015. He has been a member of the board of directors of Mastercard Incorporated since 2021 and was a member of the board of directors of Banco Itaú BBA S.A. from 2003 to 2017, of B3 S.A. from 2009 to 2014, and of Grupo Pão de Açúcar from 1999 to 2013. He was a founding partner of investment bank BBA Creditanstalt, a joint venture established in 1988.
Risk Management
He served as CEO of Itaú Unibanco Holding S.A., during which time he was in charge of risk management at the executive level, chairing seven superior risk committees, such as the Superior Market and Liquidity Risk Committee, the Superior Operational Risk Committee, and the Superior Credit Committee. In these forums, he deliberated on corporate risk policies, risk management processes, risk appetite, and the organization’s risk culture. He is currently a member of the Risk and Capital Management Committee, contributing to the definition, review and approval of risk appetite, strategies, and institutional risk policies.
ESG
He is a member of FGV’s Superior Council for the Bioeconomy and is deeply engaged in initiatives to protect the Pantanal biome in Brazil. He is a member of the board of directors of Instituto Acaia, which develops educational programs aimed at preserving the Pantanal biome. He also completed a Climate Change training program in 2021 offered by the Brazilian Institute of Corporate Governance (“IBGC”) through the Chapter Zero initiative, a global network to engage board members in climate challenges. He is also a columnist for the Brazilian newspaper Folha de São Paulo.

Academic Background
He holds a bachelor’s degree in business administration from FGV, São Paulo, Brazil.
Cesar Nivaldo Gon (Independent Member)
Date of birth: July 9, 1971
Position and Term of Office
He has been an independent member of our board of directors since 2022.
Experiences, Skills and Abilities
Financial sector and capital markets
He is a member of the board of directors of the Lean Enterprise Institute (“LEI”) and was a member of the board of directors of Raia Drogasil S.A. from 2021 to 2023. An active venture capital and startup investor, Mr. Gon led the IPO of CI&T Inc. on the NYSE and has been a member of the board of directors of the Lumina Unicamp Endowment Fund since 2020. He was recognized as Entrepreneur of the Year in Brazil by EY (EY Entrepreneur of The Year™) in 2019.
Technology and Information Security
He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions – including AI and hyper-digital platforms, modernization, cloud services, data analytics, cybersecurity, and digital product design – since 1995. He is the Chairman of the Board of Sensedia, a leading company in the API Management market. He has a long-standing career as an important voice in leadership development, digital transformation, and artificial intelligence. He also served as a Technology Advisor on the Board of Grupo Boticário from 2020 to 2023.
Academic Background
He holds a bachelor’s degree in computer engineering and a master’s degree in computer science, both from the State University of Campinas (“UNICAMP”), São Paulo, Brazil. He is the co-author of the book “Faster, Faster: The Dawn of Lean Digital” (2020) and a columnist for the MIT Sloan Management Review.
Fabricio Bloisi Rocha (Independent Member)
Date of Birth: May 9, 1977
Position and Term of Office
He has been an independent member of our board of directors since 2024.
Experiences, Skills and Abilities
Financial sector, capital markets, and other industries
He is the CEO of Prosus, Chairman of the board of directors at iFood, CEO of Naspers, and founder of Movile Group. He is also a member of the XPrize Innovation Board.
ESG
He promotes educational projects through his 1Bi Foundation, an institution focused on supporting education through technology. He also supports initiatives such as “Meu Diploma do Ensino Médio” and “Movimento Tech,” which foster high school and technology education in Brazil through iFood. In 2023, he was appointed as the UN spokesperson for education on SDG 4 in Brazil and joined the economic and Sustainable Development Council of the Presidency of the Republic.
Academic Background
He holds a bachelor’s degree in computer engineering from UNICAMP, Campinas, São Paulo, Brazil, and a Master’s degree in business administration from FGV, São Paulo, Brazil. In 2013, he attended the Executive Program for Growing Companies - Strategy, Finance, and Leadership for companies in the growth-stage at the Stanford Graduate School of Business, California, USA. In 2022, he completed the Owner/President Management Program at Harvard University, Massachusetts, USA.

João Moreira Salles (Non-Executive Member)
Date of birth: April 11, 1981
Position and Term of Office
He has been a non-executive member of our board of directors since 2017.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He currently holds the following positions: (i) CEO of Itaú Unibanco Participações S.A. (“IUPAR”) since 2026, and he has been director since 2023; (ii) member of the board of directors of IUPAR since 2015; (iii) member of the board of directors and CEO of E. Johnston Participações since 2024; (iv) director of Brasil Warrant Administração de Bens e Empresas S.A. (“BWSA”) since 2017; (v) CEO of BW Gestão de Investimentos Ltda. (“BWGI”) since 2022; (vi) board member, since 2019, of Verallia, a glass packaging company with shares on the French Stock Exchange; (vii) chairman of the board of directors of Alpargatas since 2026, and member of the board of directors since 2022; (viii) member of the Strategy and People Committees of Alpargatas since 2022. Furthermore, before joining BWSA, he worked as an investment banker at J. P. Morgan Chase, New York, USA.
Academic Background
He holds a bachelor's degree in economics from the Institute of Education and Research (“INSPER”), São Paulo, Brazil; Master's degree in economics from Columbia University GSAS, New York, USA; Master's degree in finance from Columbia University GSB, New York, USA; and PhD in economic theory from USP, São Paulo, Brazil.
Family Relationship
Mr. João Moreira Salles is the son of Mr. Pedro Moreira Salles, a Co-Chairman of our board of directors.
Marcos Marinho Lutz (Independent Member)
Date of birth: December 30, 1969
Position and Term of Office
He has been an independent member of our board of directors since 2025.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He has been serving as the Chairman of the board of directors of Ultracargo Logística S.A., Ultrapar Participações S.A., Companhia Ultragaz S.A., and Ultrapar Mobilidade S.A. since 2025, and of Hidrovias do Brasil S.A. since 2024. He has been a member of the board of directors of Corteva Agriscience since 2019. He has been the CEO of Ultrapar Participações S.A. since 2022 and a member of the People and Sustainability Committee and an officer of Ultra S.A. Participações since 2021. Mr. Lutz was Chairman of the Infrastructure Council of the São Paulo State Industry Federation (“FIESP”) from 2015 to 2021; a member of the board of directors of Rumo Logística S.A. from 2008 to 2020 and its Chairman from July to December 2020; CEO of Cosan S.A. – Indústria e Comércio from 2009 to 2020; a board member of Raízen S.A. from 2013 to 2020, Comgás S.A. from 2008 to 2020 and Moove S.A. from 2008 to 2020; and a member of the board of directors of Monsanto S.A. from 2014 to 2018.
Academic Background
He holds a bachelor’s degree in naval engineering from the Polytechnic School of USP, São Paulo, Brazil, and a master’s degree in business administration from the Kellogg School of Management at Northwestern University, Illinois, United States.
Maria Helena dos Santos Fernandes de Santana (Independent Member)
Date of birth: June 23, 1959
Position and Term of Office
She has been an independent member of our board of directors since 2021 and Chair of the Audit Committee since 2023.

Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
She has been an independent member of our board of directors since 2021 and an independent member of the Audit Committee since 2022, serving as its Chair since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a member of the board of directors and Chairwoman of the Audit Committee of CI&T Inc., and a member of the board of directors of Fortbras S.A. She served as a member of the board of directors and Chairwoman of the Audit Committee of XP Inc. from 2019 to 2021; Chairwoman of the Audit Committee of XP Investimentos S.A. from 2018 to 2019; a member of the board of directors of Bolsas y Mercados Españoles (“BME”) from 2016 to 2020; a Trustee of the IFRS Foundation from 2014 to 2019; a member of the board of directors and Coordinator of the Audit Committee of Totvs S.A. from 2013 to 2017; and a member of the board of directors of CPFL Energia S.A. from 2013 to 2015. She was also Chair of the CVM from 2007 to 2012 (having been a Commissioner from 2006 to 2007), representing CVM on the Financial Stability Board (FSB) from 2009 to 2012, and served as Chair of the Executive Committee of IOSCO from 2011 to 2012.
ESG
Between 2011 and 2012, she was a member of the International Integrated Reporting Council (“IIRC”), where she later served on the Governance and Nominating Committee until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (now B3 S.A.) from 1994 to 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was vice president of IBGC from 2004 to 2006, having been a member of its board of directors from 2001 to 2006. She has also been a member of the Latin American Corporate Governance Roundtable since 2000. She was a member of the board of directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. from 2018 to 2023. She served as a member of the board of directors and Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. from 2013 to 2017. She was honored with the Excellence in Corporate Governance Award by the International Corporate Governance Network (“ICGN”) in 2012.
Academic Background
She holds a bachelor’s degree in economics from USP, São Paulo, Brazil.
Paulo Antunes Veras (Independent Member)
Date of birth: September 1, 1972
Position and Term of Office
He has been an independent member of board of directors and member of the Personnel Committee since 2023.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He is a startup investor, an independent member of the board of directors of Localiza, and a member of the Advisory Board of Grupo Boticário. He was the founder and CEO of 99, the first Brazilian “unicorn” startup, prior to the sale of the company in 2018. He was Managing Director and a board member at Endeavor, a high-impact entrepreneurship NGO.
Academic Background
He holds a bachelor’s degree in mechatronics engineering from USP, São Paulo, Brazil, and an MBA from INSEAD.
Pedro Luiz Bodin de Moraes (Independent Member)
Date of birth: July 13, 1956
Position and Term of Office
He has been an independent member of our board of directors since 2008.
Experiences, Skills and Abilities
Financial sector and capital markets

He was a member of the board of directors of Unibanco – União de Bancos Brasileiros S.A. from 2003 to 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. from 2005 to 2014, and a partner and officer at Banco Icatu S.A. from 1993 to 2002. He was vice president of ANBID from 1994 to 2001, and a professor in the Department of Economics at the Pontifical Catholic University of Rio de Janeiro (“PUC-RJ”) from 1985 to 1990.
Risk Management
He is currently the chairman of our Risk and Capital Management Committee, and his prior experience in risk management has well-qualified him for this role. His responsibilities include supporting the board of directors in defining the institution’s risk appetite and overseeing the management and control of risk and capital, to ensure they are adequate for the risk levels assumed and the complexity of operations. He served as director of monetary policy at the Central Bank from 1991 to 1992. In that capacity, his duties included managing and executing monetary and foreign exchange policy, setting technical guidelines for managing Brazil’s international reserves, and formulating policies for payment arrangements, clearinghouses, settlement systems, and other financial market infrastructures.
ESG
He was an Officer at BNDES from 1990 to 1991, which is the Federal Government’s main investment promotion instrument, with a mission to foster the sustainable and competitive development of the Brazilian economy through job creation and the reduction of social and regional inequalities.
Academic Background
He holds a bachelor’s degree and a postgraduate diploma in economics from PUC-RJ, Rio de Janeiro, Brazil, and a Ph.D. in economics from MIT, Massachusetts, United States.

Board of Officers
Set forth below is a summary biographical information relating to each of the members of our board of officers:
Executive Committee
Milton Maluhy Filho (CEO)
Date of Birth: June 8, 1976
Position and Term of Office
Member of the Partners Program, serving as Chief Executive Officer (CEO) since 2021.
Experience, Competencies, and Skills
Financial sector, capital markets, and other industries
Held several positions at Itaú Unibanco, including vice president executive of finance and risks from 2019 to 2020 and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, where he was responsible for the merger of two banks: CorpBanca and Banco Itaú Chile. Joined Itaú Unibanco Group in 2002 and was elected as an officer in 2007.
Education
He holds a bachelor’s degree in business administration.
André Luís Teixeira Rodrigues (Officer)
Date of birth: August 11, 1973
Position and Term of Office
Officer since 2005, member of the Partners Program since 2010, and member of the Executive Committee of Itaú Unibanco Group since 2021.
He is currently responsible for the entire Personal Banking (Retail) business for individual clients (Full Bank and monoline services) across all segments (low-income, middle-income, and high-income – Itaú Branches, Uniclass, and Itaú Personnalité – as well as Public Sector clients). This includes all distribution and service channels (physical branches, call centers, digital branches, and digital channels) and the main Personal Banking products such as Payment Methods (Cards), Loans including Mortgage Loans, Personal Loans, Payroll Loans, and Vehicle Financing, company´s payroll and Insurance, in addition to the Credit & Collections, Strategic Planning, and Retail CRM/Customer Engagement areas for Personal Banking.
Previously, he was responsible for the entire Retail Business for Small and Medium Enterprises (SMEs), including cash management products and services, the merchant acquiring business (Rede), and Itaú Empresas (Itaú’s fully digital, end-to-end banking operation for SMEs in Brazil), as well as the Credit & Collections, Strategic Planning, CRM/Customer Engagement, and Digital Channels areas for the SME segment.
From 2019 to 2022, Mr. Rodrigues led the Retail Banking segment (Individuals and Companies), which covered all internal full-bank client segments in Branch Banking (individual and business clients, government and payroll clients), as well as the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments.
Between 2003 and 2018, he held several leadership positions in Wholesale Banking at Itaú BBA: until 2013 in the Corporate and Large Corporate segments (as Senior Officer, Regional Director and Executive Director); in 2014 he led the creation of the Middle Market segment in Wholesale; and from 2016 he headed the new Commercial Banking structure (Middle Market, Corporate and Large Corporate, including sector-specific niches like Agribusiness, Real Estate, Multinationals, and Financial Sponsors), also creating the Wholesale Credit Recovery & Restructuring area and taking charge of the Products & Services and Strategic Planning areas of Itaú BBA.
He joined Itaú Unibanco Group in 2000, became a Superintendent between 2001 and 2003, and has been an Officer since 2005. He served as Executive Director from 2008 to 2018, Coordinating Executive Director in 2019 and 2020, and was a member of both the Wholesale and Retail Executive Committees during those periods. He has been a member of Itaú Unibanco’s Executive Committee since 2021. He has been a member of the Partners Program of the bank since 2010. He also serves as a member of the board of directors of Porto Seguro S.A.
Academic Background
He holds a bachelor’s degree in mechanical engineering with specialization in automation and systems (“mechatronics”) from the Polytechnic School of USP, São Paulo, Brazil.
Carlos Fernando Rossi Constantini (Officer)
Date of birth: May 2, 1974
Position and Term of Office
Member of the Partners Program, officer and member of the Executive Committee of Itaú Unibanco Group since 2021.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He is currently responsible for the Wealth Management & Services division, which covers the clients’ investment journey from product offering and customer experience to distribution and asset management. He served as an executive officer from 2019 to 2021. In 2017, Mr. Constantini became CEO of Itaú Unibanco in the United States and head of international private banking in Miami from 2017 and 2018. He was vice president of ANBIMA from 2019 to 2022. He has held several roles at Itaú Unibanco Group, including officer from 2009 to 2017 and deputy officer from 2007 to 2009.
Academic Background
He holds a bachelor’s degree in production engineering from USP, São Paulo, Brazil.
Carlos Orestes Vanzo (Officer)
Date of birth: August 12, 1971
Position and Term of Office
Member of the Partners Program and officer, member of the Executive Committee of Itaú Unibanco
Group.
Experiences, Skills and Abilities

Financial sector, capital markets and other sectors
He is currently responsible for the Small and Medium Enterprises segment within Retail Banking, as well as for the Merchant Acquiring business (Rede), and the Products, Credit, Recovery, CRM, Channels & Digital Branches, and Business Banking Strategy departments for Itaú Unibanco Group. Previously, he was responsible for the Retail Business – Individuals, encompassing the Physical and Digital Branch segments (mass market, middle and high-income – Itaú Branch, Uniclass, and Personnalité), the Insurance division, and the Personal Banking Strategy division (including CRM, Planning, Projects, Payroll, Government, and Credit & Recovery). He served as an Executive Officer from 2019 to 2022, leading the Retail Business – Individuals, Business (SME) segment, and Business Banking Credit. From 2004 to 2018, Mr. Vanzo held several leadership positions at Banco Itaú and Itaú BBA, most notably in the Corporate and Middle Market segments. He began his career at Itaú Unibanco Group in 1997 and has been a member of the Executive Committee since 2023.
Academic Background
He holds a bachelor’s degree in law from Universidade Paulista (“UNIP”), São Paulo, Brazil; a postgraduate degree in business administration from USP, São Paulo, Brazil; and an Executive MBA from MIT, Cambridge, Massachusetts, United States.
Flávio Augusto Aguiar de Souza (Officer)
Date of birth: March 27, 1970
Position and Term of Office
Member of the Partners Program; officer, member of the Executive Committee of the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He is responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research areas, as well as for the credit analysis, origination, collection and restructuring activities of the Wholesale Banking segment. He joined the Itaú Unibanco Group in 2009 and has held leadership positions across several areas of the conglomerate, having served as executive commercial banking officer; global head of wealth management & services; global head of private banking; and CEO of Banco Itaú International in Miami, USA. Mr. Souza was vice president of ANBIMA from 2015 to 2019 and chairman of the board of directors of Itaú International (Miami, USA) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018.
ESG
Since early 2023, he has also assumed responsibility for the Climate Finance department of the entire conglomerate as part of the ESG agenda.
Academic Background
He holds a bachelor’s degree in business administration from the Federal University of Minas Gerais, Minas Gerais, Brazil, and a postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil.
Gabriel Amado de Moura (CFO)
Date of birth: August 18, 1975
Position and Term of Office
Member of the Partners Program and member of the Executive Committee, Chief Financial Officer (“CFO”) of Itaú Unibanco Group since October 2024.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He was appointed CEO of Banco Itaú Chile in January 2020, after serving as the bank’s CFO from 2016. He joined Itaú Unibanco in 2000 and became a member of the Partners Program in 2011. He has over 25 years of experience in investment management, financial management, risk management, and mergers and acquisitions. He previously served as

Risk and Finance Director for the Wealth Management & Services division and was responsible for investment management for the Insurance & Pensions and Foundation & Endowment businesses of Itaú Unibanco. He also worked in proprietary mergers and acquisitions and serves as a member of the Boards of Directors of several companies within the Itaú Unibanco conglomerate in Brazil and abroad.
Academic Background
He holds an MBA from The Wharton School, University of Pennsylvania, United States.
José Virgilio Vita Neto (Officer)
Date of birth: September 13, 1978
Position and Term of Office
Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s Office, Government Relations and Sustainability departments.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He began his career at Itaú Unibanco Group in 2000 as an attorney and was elected Officer in 2011. He also serves as an Executive Officer at FEBRABAN.
Academic Background
He holds a bachelor’s degree in law from USP, São Paulo, Brazil; a master’s degree in contract law from the University of Salamanca,Castilla y León, Spain; a Ph.D. in contract law from USP, São Paulo, Brazil; and has completed the authentic leadership development program at Harvard Business School, Massachusetts, United States.
Matias Granata (Officer)
Date of birth: June 17, 1974
Position and Term of Office
Member of the Partners Program; CRO and Officer, member of the Executive Committee of Itaú Unibanco Group since 2021.
Experiences, Skills and Abilities
Risk management
He has held several positions at Itaú Unibanco Group, including serving as an Officer from 2014 to 2021, responsible for Credit Risk, Modeling, and Market and Liquidity Risks. As the executive responsible for the risk structure, Mr. Granata also leads the unit that works on integrating climate risk into the institution’s global risk management.
Academic Background
He holds a bachelor’s degree in economics from the University of Buenos Aires (“UBA”), Buenos Aires, Argentina; a postgraduate degree in economics from Universidad Torcuato Di Tella (“UTDT”), Buenos Aires, Argentina; and a master’s degree in international economic Policy from the University of Warwick (as a British Chevening Scholar), United Kingdom.
Pedro Paulo Giubbina Lorenzini (Officer)
Date of birth: April 2, 1968
Position and Term of Office
Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2021.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors

He is currently responsible for the Treasury, Client and Product Desks, Macroeconomic Research, and for operations in the rest of Latin America (Argentina, Paraguay, Uruguay, Chile and Colombia). He has been a member of the board of directors and of the Risk and Finance Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. Mr. Lorenzini served as a member of the Executive Committee responsible for Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after beginning his career at Citibank in 1989 and gaining experience in Structuring, Asset Liability Management (“ALM”), Trading, Sales, Product Management, and Controllership. He was chairman of the Treasury Committee from 2010 to 2013, Citibank’s representative on FEBRABAN’s executive officers from 2013 to 2021, chairman of the Treasury Committee from 2010 to 2012, and vice president of ANBIMA from 2010 to 2021.
Academic Background
He holds a bachelor’s degree in economics and business administration from PUC-SP, São Paulo, Brazil.
Ricardo Ribeiro Mandacaru Guerra (Officer)
Date of birth: August 28, 1970
Position and Term of Office
Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2021.
Experiences, Skills and Abilities
Financial sector
He has held several positions at Itaú Unibanco Group, including Executive Officer from 2014 to 2021; Channels Officer from 2008 to 2014; Superintendent of Personal Lending Products from 2007 to 2008; Superintendent of Credit Policy from 2006 to 2007; Superintendent of Electronic Channel Management from 2002 to 2006; and Internet Project Leader from 1996 to 2000. He joined Itaú Unibanco Group in 1993 as a systems analyst.
Technology, Operations and Information Security
He is responsible for the Technology, Operations, Services, Data and Customer Experience (CX) departments and has been a Chief Information Officer (CIO) since 2015. Since September 2024, he has also overseen the Operations, IGA (Access Governance), and Services departments. He has extensive experience in digital transformation and large-scale platform management, encompassing management and governance processes as well as technical expertise in engineering and cybersecurity. He leads a large technology team focused on deep technical excellence, talent development, and diversity.
Academic Background
He holds bachelor’s degrees in civil engineering and in business administration from USP, São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, United States.
Sergio Guillinet Fajerman (Officer)
Date of birth: March 26, 1972
Position and Term of Office
Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2021.
Experiences, Skills and Abilities
Financial sector, capital markets and other sectors
He is currently responsible for the Human Resources (People Area), Marketing, and Communications departments. He has held several positions at Itaú Unibanco Group, including Executive Officer from 2017 to 2021, and Corporate People Management Officer and HR Officer for Wholesale Banking from 2010 to 2017.
Academic Background
He holds a bachelor’s degree in economics from the Federal University of Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an MBA in corporate finance from the Brazilian Institute of Capital Markets (“IBMEC”), Brazil; an MBA from INSEAD, Fontainebleau, France; and completed the Advanced HR Executive Program at the University of Michigan, Michigan, United States.

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
Set forth below is a summary of biographical information relating to each of the members of our Audit Committee:
Alexandre de Barros (Independent Member) – born on September 6, 1956, has been a member of the Audit Committee of Itaú Unibanco Group since 2021. He held several positions at Itaú Unibanco Group, including Executive Vice President of Technology from 2011 to 2015; Executive Officer from 2005 to 2010; Senior Managing Officer from 2004 to 2005; and Managing Officer from 1994 to 2004.
He served as a member of the board of directors of Serasa S.A. from 2003 to 2007, acting as its Chairman from 2006 to 2007, and as a member of the board of directors of Diagnósticos da América S.A. (“DASA”) from 2015 to 2023. He was also a member of the board of directors of Dexco S.A. from 2020 to 2024 and of its IT and Digital Innovation Committee from 2017 to 2024.
He holds a bachelor’s degree in Aeronautical Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (“ITA”), São Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France; and an MBA from New York University (“NYU”), New York, United States.
Fernando Barçante Tostes Malta (Independent Member) – born on April 14, 1968, has been a member of the Audit Committee of Itaú Unibanco Group and of Itaú Chile since 2023. He held several positions at Itaú Unibanco Group, including Executive Officer from 2015 to 2021. He also served in the Internal Controls and Compliance Office from 2016 to 2021, where he oversaw the Group’s non-financial risks, the Environmental & Social Risk department, operational risks and compliance from 2017 to 2021, information security, anti-money laundering and fraud prevention, as well as coordination of operational risk control for international units.

He served as Officer of Card Operations, Redecard, Real Estate Loans, Vehicle Financing, Consortia, Collections, Legal Operations, and all active client services from 2015 to 2016.
He was also an Officer overseeing Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia, and Insurance & Capitalization Operations from 2013 to 2015. He served as Customer Service and Operations Officer for Consumer Credit (cards and finance companies) from 2011 to 2013; Customer Service Officer for Consumer Credit (cards and finance companies) from 2009 to 2011; and Channels and CRM Officer at Unibanco (prior to the merger) from 2004 to 2009.
He began his career in 1988, holding a variety of roles. He worked in the management of Channels, Branches and the Institutional Portfolio, and participated in several projects and initiatives from 1995 to 2008.
He also held positions as alternate member of the board of directors of Tecnologia Bancária S.A.; deputy member of the board of directors of Luizacred S.A. – Crédito, Financiamento e Investimento; alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A.; and member of the Boards of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc.
Mr. Malta was the Director of FEBRABAN’s Anti-Money Laundering Commission in 2021.
He holds a bachelor’s degree in Information Technology from PUC-RJ, Rio de Janeiro, Brazil; an MBA from Fundação Dom Cabral, São Paulo, Brazil; an extension in Strategy from the Kellogg School of Management at Northwestern University, Illinois, United States; and an extension in Bank Management from the Swiss Finance Institute (“SFI”), Zurich, Switzerland.
Luciana Pires Dias (Independent Member) – born on January 13, 1976, has been a member of the Audit Committee of Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she works as a consultant, arbitrator, and legal opinion writer on financial and capital markets matters. She has been a professor at FGV since 2008, and she been a member of the board of directors of AMBEV S.A. since 2023.

She was an Officer of the CVM from 2011 to 2015 and Head of Market Development at CVM from 2007 to 2010. Ms. Dias was CVM’s representative on the OECD Corporate Governance Committee from 2011 to 2015 and at the Latin American Corporate Governance Roundtable organized by OECD from 2009 to 2015. She worked at law firms in São Paulo, Rio de Janeiro (Brazil), and New York (USA) from 1998 to 2006.

She holds bachelor’s, master’s, and doctoral degrees in commercial law from USP, São Paulo, Brazil, and a Master of the Science of Law (J.S.M.) from Stanford Law School, California, United States.
Maria Helena dos Santos Fernandes de Santana (independent member). See “––board of directors.”

Maria Elena Cardoso Figueira (Independent Member and Financial Expert) – born on November 29, 1965, she has been a Member of the Audit Committee at Itaú Unibanco Group since October 2025.
She has been a partner and owner of Figueira Consultoria Econômica Eireli – EPP since December 2014. She has been a Fiscal Council Member at Camil Alimentos S.A. since May 2020, and served as President from May 2022 to July 2025; a Member of the Audit and Risk Committee at Hospital Sírio Libanês since July 2021 and its Coordinator since April 2024; a Fiscal Council Member at the Brazilian Business Council for Sustainable Development – CEBDS since June 2023; an Independent Member of the Audit Committee at HOB Eventos, Treinamento e Publicações Ltda. since August 2024; and an Alternate Member of the Fiscal Council at Enercan – Campos Novos Energia S.A. (Votorantim Group) since May 2025.
She also served as an Independent Member of the Audit Committee from 2018 to 2025 and Financial Specialist at Banco Santander (Brasil) S.A. from 2021 to 2025; an Independent Member of the Audit Committee at BR Properties S.A. from 2022 to 2023; a Fiscal Council Member from 2022 to 2023 and Alternate Member of the Fiscal Council from 2021 to 2022 at B3 S.A.; an Independent Member of the Audit Committee at Lojas Americanas S.A. from 2020 to 2021; an Alternate Member of the Fiscal Council at CCR S.A. from 2019 to 2020; an Independent Member and President of the Advisory Committee at HSBC Brasil S.A. – Banco de Investimento from 2017 to 2018; President and Independent Member of the Advisory Board and Audit and Risk Committee at HSBC Bank Brasil S.A. – Banco Múltiplo from 2014 to 2016; Project Director at Banco Santander, S.A. – Spain from 2012 to 2014; Coordinator and Independent Member of the Audit Committee from 2004 to 2012 and Financial Specialist from 2011 to 2012 at Banco Santander (Brasil) S.A.; Director of Tax Consulting for Financial Institutions and International Taxation at KPMG Corporate Finance from 2003 to 2004; Director of Accounting and Financial Control at Banco Bilbao Vizcaya Argentaria Brasil S.A. from 2001 to 2002; Deputy Director of Tax Planning at Banco Santander Brasil S.A. from 1999 to 2001; Tax Manager at Arthur Andersen Consultoria Fiscal-Financeira S/C Ltda. from 1991 to 1999.

She holds a bachelor’s degree in economics from PUC-RJ, Rio de Janeiro, Brazil. She completed the Senior Executive Management Program (“SEMP”) at IESE/University of Navarra, Spain, and MBA in Luxury Management from FAAP, São Paulo, Brazil.

Rogério Carvalho Braga (Independent Member) – born on January 30, 1956, has been a member of the Audit Committee of Itaú Unibanco Group since 2021 and a member of the board of directors of Banco Itaú Chile (formerly Itaú CorpBanca). He held several positions at Itaú Unibanco Group, including Officer in 2020 and Corporate Managing Director of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined Itaú Unibanco Group in 1999 and was elected Officer in 2000.
He holds a bachelor’s degree in law from PUC-SP, São Paulo, Brazil, and an MBA from Pepperdine University, California, United States.

Fiscal Council
Our fiscal council is an independent management body, composed of three to five members elected at the Annual Shareholders’ Meeting to supervise management activities.
Set forth below is a summary of biographical information relating to each of the members of our fiscal council:
Haroldo do Rosário Vieira (Alternate Member) – born on June 15, 1956, has been an alternate member of the Fiscal Council of Itaú Unibanco Holding S.A. since April 2026. Has experience in collegiate bodies, serving as Fiscal Advisor at COSERN for the terms 2020/2021, 2021/2022, and 2025/2026; Administrative Advisor at Cooperforte for the terms 2017/2021, 2021/2025, and reappointed in 2025 (current); Fiscal Advisor at CELPE for the terms 2022/2023 and 2023/2024; Alternate Fiscal Advisor at Previ for the term 2018/2022; Fiscal Advisor at Paranapanema from April to July 2019; Deliberative Advisor at ANABB for the term 2021/2024; Administrative Advisor at Tupy S.A. for the term 2013/2017; Deliberative Advisor at PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil and Coordinator of the Investment Committee from 2012 to 2016; Fiscal Advisor at Marisol S.A. from 2009 to 2011; Fiscal Advisor at

Votorantim Celulose e Papel (FÍBRIA) from 2007 to 2009; Deliberative Advisor at FENABB – Federação Nacional das AABB for the term 2017/2020; Fiscal Advisor at Cooperforte from 2014 to 2017.
He worked as Planning and Budget Manager from 1983 to 2003 at Banco do Brasil; Chairman of the Board of Directors from 2008 to 2014 and of the Deliberative Board from 2014/2020 and 2024/2028 at FENABB – Federação Nacional das AABB; Educational Tutor for the Distance Administration Course from 2004 to 2009 at AIEC – Associação Internacional de Educação Continuada; Vice President (2016/2021 management) and Deliberative Advisor (2021/2025) at ANABB – Associação Nacional de Funcionários do Banco do Brasil.
He holds Certification in the Manager Identification and Development Program at Banco do Brasil – Business School of PUC – September 2000; Director Development Program – Corporate Governance – Banco do Brasil – Fundação Dom Cabral – August 2004; Administration Certification from ICSS – Instituto de Certificação Institucional e dos Profissionais de Seguridade Social – 2024/2027; Investment Certification from ICSS – Instituto de Certificação Institucional e dos Profissionais de Seguridade Social – 2024/2027; CEA Certification – Investment Specialist ANBIMA – June 2025; CPA 20 Certification – Professional Certification ANBIMA – October 2024; Administration Board Member Course – IBGC – November 2015; Practical Fiscal Advisor Course – IBGC – 2009. He holds a bachelor's degree in Civil Engineering from UFPA; an MBA in General Training for Senior Executives – FIA/USP; a postgraduate degree in Financial Management and Controllership – FGV; and an MBA in Banking for Credit Cooperatives – INEPAD.
Eduardo Hiroyuki Miyaki (Member) – born on June 11, 1972, has been a member of the fiscal council at Itaú Unibanco Group since 2022. He has held several positions at Itaú Unibanco Group, including internal audit officer from 2010 to 2017 and operational risk and internal control officer from 2017 to 2021. He previously served as internal audit superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities Departments. He also worked in the Commercial and Retail Departments, product development and wholesale banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury Departments from 2003 to 2004 and supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003.
He holds a bachelor’s degree in civil engineering from USP, São Paulo, Brazil; completed a specialization in sanitary engineering and waste treatment at the Federal University of Gunma, Japan; earned a specialization in business administration from CEAG at FGV, São Paulo, Brazil; and an MBA in Finance and International Business from the Leonard Stern School of Business at New York University, New York, USA. Participated in the Audit Committee, Oversight, and Controls program at IBGC in 2022. In May 2024, completed the Corporate Governance Certification Program at Columbia University, New York, USA.

Cláudio José Coutinho Arromatte (Effective Member) born on February 15, 1966, has been a effective member of the Fiscal Council of Itaú Unibanco Holding S.A. since April 2026, a member of the Partners Program, has been an Officer at Grupo Itaú Unibanco since 2004. He has held various positions within Grupo Itaú Unibanco, including General Officer of IGA Itaú Asset Management, a subsidiary of Itaú Unibanco that provides efficiency services in Strategic Sourcing and indirect cost reduction for the bank and its clients (2023 to 2025); Purchasing and Assets Officer (2016 to 2022); Officer of Operational Risk, Internal Controls, and Compliance (2010 to 2016); and Officer of Operations and Retail Service, Purchasing, and Assets (2004 to 2008).
He has served as Executive Officer of Instituto Unibanco for the past 10 years, as well as Alternate President of Fundação Itaú Unibanco de Previdência for the past 5 years. He began his career in 1986, working at companies such as White Martins Gases Industriais S.A., Ambev, Rio de Janeiro Refrescos Ltda., and Casas Sendas Comércio e Indústria. He holds a bachelor's degree in Electrical Engineering and a master's degree in Control and Systems Optimization, both from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil.
He holds a bachelor’s degree in law from USP, São Paulo, Brazil.
João Costa (Alternate Member) – born on August 10, 1950, he has been an alternate member of the Fiscal Council of Itaú Unibanco Group since 2009, and a regular member of the Fiscal Council of Itaúsa S.A. since 2023 (alternate from 2009 to 2022). He was a member of the Fiscal Council of Alpargatas S.A. from 2017 to 2018 and of Dexco S.A. from 2018 to 2019. He was also a board member of FEBRABAN, IBCB (Brazilian Institute of Banking Corporate Governance), and the São Paulo Banking Union from 1997 to 2008. He established and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. Within Itaú Unibanco Group, he was a regular member of the Boards of Directors of Itauleasing de Arrendamento Mercantil S.A. and Itaú Rent Administração e Participação S.A.
At Itaú Unibanco, he served as General Audit Manager, creating and leading the IT Audit, Tax Audit, Affiliates Audit, Head Office Audit, and Branches Audit functions, and he developed software to automate branch inspections – recognized as a “best practice” by Arthur Andersen. In 1997, as Managing Director, he structured the Collections Coordination area, establishing operational and tax procedures for collections and renegotiations of delinquent accounts. He set up in-house and third-party collection call centers, managed third-party collection agencies and external legal collections across Brazil, and arranged the first-ever sale of distressed assets in Brazil to a foreign recovery firm. He played a significant role in governance by creating the Internal Controls and Compliance department and implementing procedures required by the U.S. Sarbanes-Oxley Act (SOX). He also initiated work to comply with Central Bank regulations on Operational Risk (Basel II) and Resolution 3380 (Internal Controls).
He holds a bachelor’s degree in economics from Faculdade São Luiz, São Paulo, Brazil; completed an extension in business administration at the University of São Paulo (“FEA-USP”), São Paulo, Brazil; and completed the management program for executives at the University of Pittsburgh, Pennsylvania, United States.
Leni Bernadete Torres da Silva Sansiviero (Alternate Member) – born on August 11, 1963, has been an alternate member of the Fiscal Council of Itaú Unibanco Holding S.A. since April 2025. She served as an alternate member of the Fiscal Council of Locaweb S.A. (“LWSA”) from 2021 to 2022, and as a member of the year-end Closing Committee at Itaúsa S.A. from 2017 to 2018. She was the Controllership Superintendent at Itaú Unibanco S.A. from 2008 to 2013, working in Controllership, Planning, M&A, and Investor Relations, and was the Controllership Executive Manager at Itaúsa S.A. from 2013 to 2018, where she structured, implemented, and managed the entire controllership function.
She holds a bachelor’s degree in Financial Administration and a postgraduate degree in Systems Analysis from FAAP, São Paulo, Brazil, and a Certificate in Finance (“CEFIN”) from USP, São Paulo, Brazil.

Marcelo Maia Tavares de Araújo (Member) – born on April 27, 1973, has been a member of the fiscal council of Itaú Unibanco Holding S.A. since April 2025. He has been a member of the board of directors and Personnel and Compensation Committee since 2021 of Grupo DIA – Distribuidora Internacional de Alimentación, Madrid, Spain; was chief executive officer in 2020 and country advisor in 2019 at DIA Brasil S.A.; member of the board of directors and Audit Committee since 2020 of Pacaembu Construtora S.A.; member of the board of directors since 2023, Institutional Officer from 2021 to 2022, CFO and Administrative Officer in 2020, and CEO in 2019 of the Brazilian Franchising Association (“ABF”); member of the board of directors and Expansion & M&A Committee from 2020 to 2023 of Mundo Pet S.A.; National Secretary of Commerce and Services from 2015 to 2017 at the Ministry of Development, Industry, and Trade (“MDIC”); Board member from 2015 to 2016 representing the Federal Government at BNDESPAR on the Board of BNDES; Founder and CEO from 2013 to 2015 of L.M. Maia Participações e Administração Ltda., an investment company focusing on retail real estate in Northeast Brazil; Regional officer from 2010 to 2012 at Magazine Luiza S.A., responsible for integrating Lojas Maia’s operations; officer and chairman of the Board from 2005 to 2010 of Móveis Maia Ltda.; General Director and Board member from 2002 to 2010 of F.S. Vasconcelos & Cia. Ltda. (“Lojas Maia department stores”); Financial and Planning Manager from 2000 to 2002 at Brasil Telecom S.A.; Trainee in 1999 at Bear Stearns Bank in San Francisco, USA; Planning Assistant from 1996 to 1998 at Grupo Paranapanema S.A.; and Trainee from 1992 to 1995 at Construtora Tratex S.A.
He holds a bachelor’s degree in civil engineering from the Federal University of Minas Gerais (“UFMG”), Belo Horizonte, Brazil; an MBA from Brazilian Institute of Capital Markets IBMEC, Brazil; a Certificate in Finance and a B.A. from the University of California at Berkeley, United States; a Sloan Master’s MSc in Leadership and Strategy and a Certificate in “Innovating in a Digital World” from London Business School (“LBS”), United Kingdom; and a Certificate in Digital Transformation from MIT, United States. Mr. Tavares is certified by IBGC to serve as a Board member.
Geraldo José Carbone (Non‑Administrative Member) – born on August 2, 1956, he has been a member of the Compensation Committee since 2019. He has held several positions within Itaú Unibanco Group, including Executive Vice President from 2008 to 2011 and member of the board of directors from 2006 to 2008 and from 2017 to 2018.
He has been a managing partner at G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011.
Previously, he served as president from 1997 to 2006 at Bank Boston; vice president of the Asset Management Division from 1994 to 1997; and head of the economics Department and Investment Research Unit in Brazil from 1991 to 1994. He also worked as chief economist at Bunge y Born from 1982 to 1987.
He holds a Bachelor’s degree in Economics from USP, São Paulo, Brazil.

6B.Compensation
Governance and Compensation Policy
Our Compensation Policy aims at attracting, retaining, and rewarding in a meritocratic manner the deliveries made by our management bodies, in addition to encouraging them to maintain prudent levels of risk exposure in the short, medium and long-term strategies while conducting business, in line with shareholders’ interests and our culture, so that the Itaú Unibanco Group can achieve sustainable results.
Additionally, our board of directors, its members and co-chairmen, as well as the board of directors’ committees, are evaluated annually for both its collective performance as a management body and the individual performance of its members, in alignment with best corporate governance practices. Our compensation governance adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices.
To ensure consistency with our risk management policy, our statutory compensation committee (“Compensation Committee”), which is responsible for developing and improving our Compensation Policy, reports to our board of directors. For further information on our Compensation Committee, see “Item 6C. Board Practices––Board of Directors Committees––Compensation Committee.”
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
Compensation Structure
Our compensation structure for each management body is divided into fixed and variable components, and may include a benefit plan:
-The members of the Board of Directors are entitled to a monthly fixed compensation in cash, as well as an annual fixed compensation, which is stock-based and approved by the Compensation Committee, subject to the guidelines of CMN Resolution No. 5,177, and limited by the annual general stockholders’ meeting.
-The members of the board of officers are entitled to a monthly fixed compensation, which consists of an aggregate amount of fees in cash. There is no annual fixed compensation for the board of officers. They receive a benefit plan that includes medical and dental care plans, check-ups, a private pension plan, parking lot access, and life insurance. The annual variable compensation for the board of officers includes statutory profit sharing and fees, both in cash and shares, approved by the Compensation Committee and limited by the annual general stockholders’ meeting.
-The Fiscal Council’s compensation structure includes monthly fixed compensation in the form of fees in cash. There is no annual fixed compensation, benefit plan, or annual variable compensation applicable to the Fiscal Council.
-The Audit Committee’s compensation structure includes monthly fixed compensation in the form of fees in cash. Furthermore, The Audi Committee may have annual fixed compensation if approved by the Compensation Committee.
-There is no annual fixed compensation, benefit plan, or annual variable compensation for the Audit Committee.
Additionally, when a member of certain management bodies holds more than one position, the following rules apply:
-If a member of our board of directors also serves on the board of officers of Itaú Unibanco or its subsidiaries, their compensation will follow the model for board of officers. On the date of this annual report, there are no members in such position.
-Members of our board of directors who also participate in statutory and non-statutory committees, including our subsidiaries and affiliates, as a rule, do not receive compensation for participating in such committees. However, non-management members of the Compensation Committee are entitled to compensation for performing their duties on said committee.
-Members of our board of directors and the Audit Committee only receive benefits if they have previously served as officers.
-Members of the Audit Committee who are also part of our board of directors, are entitled to compensation solely for one of the roles.

Allocation of Compensation of Members of Management
For the year ended December 31, 2025, our board of directors had 13 members, all of whom received compensation according to our Compensation Policy. The total compensation for our board of directors was R$50.2 million. Our board of officers had 48 members, all of which received compensation in accordance with our Compensation Policy. The total compensation for our board of officers was R$812.9 million. The Fiscal Council had 6 members, all compensated. The total compensation for the Fiscal Council was R$1.1 million.
The allocation of compensation may vary each year:
For the board of directors, in 2025, the monthly fixed compensation was 49%, the annual fixed compensation was 48%, the annual variable compensation was 1%, and the benefits were 2%. While in 2024, the monthly fixed compensation was 31%, the annual fixed compensation was 24%, the annual variable compensation was 43%, and the benefits were 2%.
For the board of officers, in 2025, the monthly fixed compensation was 9%, there was no annual fixed compensation, the annual variable compensation was 89%, the benefits were 2% and termination of mandate was 0.2%. While in 2024, monthly fixed compensation was 9%, there was no annual fixed compensation, the annual variable compensation was 89%, and the benefits were 1%, with no cost with termination of mandate.
For the Fiscal Council, in 2025, and 2024 the monthly fixed compensation was 100%, with no annual fixed compensation, annual variable compensation, or benefits.
For the Audit Committee, in 2025 the monthly fixed compensation was 83%, the annual fixed compensation was 14% and the termination of mandate was 3%. While in 2024, the monthly fixed compensation was 85% and the annual fixed compensation was 15%, with no annual variable compensation, benefits or cost with termination of mandate.
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
Individual Performance Metrics of Officers:
The performance goals are defined by each officer and their direct manager and are based on the annual goals set out for each officer. ESG objectives are incorporated into the performance evaluation of officers involved in ESG-related activities and business operations, based on defined key performance indicators and related initiatives. The performance evaluation process is conducted annually and takes into account both behavioral assessments and key results achieved during such period.
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
Outstanding Performance Program
Professionals at the managerial level, as defined and identified by HR, that consistently contribute to the results and sustainability of the business can be eligible for a long-term plan, reinforcing the culture of meritocracy. By linking part of their compensation to the company’s share price appreciation, the program aligns the interests of management members and shareholders and seeks to retain key talents.
The management members eligible to the program are granted a number of preferred shares, traded under ticker symbol (ITUB4), which 100% vests in the third year after the grant, incentivizing retention and long-term commitment.
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
Options may be granted only to participants if there is net income sufficient to be distributed as mandatory dividends. Since 2012, no option has been granted within the scope of our Stock Option Plan. For further information on changes in the plan, see “Financial Performance,” and “Note 20 – Share-based Payment” to our consolidated financial statements.

Stock Grant Plan and Stock Ownership Requirements
At the Extraordinary General Shareholder’s Meeting held on October 31, 2024, we approved our Stock Grant Plan to consolidate the rules of our long-term stock-based incentive programs, under the terms of CVM Resolution No. 81/22.
In addition, according to our Compensation Policy, members of the executive committee must comply with a stock ownership requirement of a minimum equivalent (i) to ten times the annual salary for the CEO and (ii) to five times of the annual salary for other executive committee members, which must be complied within a five-year period of after their position’s start date. This policy, known as Stock Ownership Requirement, along with the Stock Grant Plan, reinforces the alignment of interests of management members and employees of our company and its direct and indirect subsidiaries with our interests and stockholders’ interests, promoting commitment to long-term value creation. On December 31, 2025, the chief executive officer and all executive committee members met the minimum tenure requirement.
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
Clawback Policy
In December 2023, we adopted a clawback policy that applies to incentive-based compensation erroneously received by certain of our officers (which currently comprises the individuals of our executive committee). Under this policy, “erroneously awarded compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. stock price and total shareholder return). The policy provides that if Itaú Unibanco Holding is required to prepare an accounting restatement of its financial statements due to Itaú Unibanco Holding’s material noncompliance with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, but correct an error that is material to previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, Itaú Unibanco Holding will recover (on a pre-tax basis) from the relevant officers any erroneously-awarded compensation received by such officers on or after October 2, 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of erroneously-awarded compensation that otherwise would have been received had such erroneously-awarded compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement. To date, no clawback has been triggered under our clawback policy. For further information on our clawback policy, see Exhibit 97 to this annual report.
6C.Board Practices
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
63 meetings in 2025

Compensation Committee Since 2011	Promotes discussions on incentive and compensation models. Develops compensation policies for management members and employees.
100% of the members are non-executive
4 meetings in 2025

Personnel Committee Since 2009	Establishes policies for attracting and retaining talented professionals.
 Proposes guidelines for recruiting and training employees.
Presents long-term incentive programs and monitors the implementation of our culture.
100% of the members are non-executive
3 meetings in 2025

Strategy Committee Since 2009	Proposes budget guidelines.
 Provides inputs for decision-making processes.
 Recommends strategic guidelines and investment opportunities (i.e. Mergers and Acquisitions).
Internationalizes and creates new business areas.
100% of the members are non-executive
4 meetings in 2025

Related Parties Committee Since 2013	Manages transactions between related parties. Ensures consistency with market conditions and transparency of the transactions
100% of the members are independent.
16 meetings in 2025

Risk and Capital Management Committee Since 2009	Supports the board of directors in assessing and managing risks.
 Establishes our risk appetite.
 Evaluates the cost of capital vis-a-vis minimum return expected.
 Allocates capital.
 Oversees management activities and risk control.
 Improves risk culture.
Complies with regulatory requirements
100% of the members are non-executives
12 meetings in 2025

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
2 meetings in 2025

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
3 meetings in 2025

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
Identifies opportunities to integrate AI and other advanced technologies into Customer Experience strategies.
80% of the members are non-executive
4 meetings in 2025

Members		Audit Committee	Personnel Committee	Related Parties Committee	Nomination and Corporate Governance Committee	Risk and Capital Management Committee	Strategy Committee	Compensation Committee (2)	Environmental, Social and Climate Responsibility Committee	Customer Experience Committee (3)
Name, position
Board of Directors (13 members) (1)	Pedro Moreira Salles, non-executive Co-Chairman
	Roberto Egydio Setubal, non-executive Co-Chairman					Member	President	President		Member
	Ricardo Villela Marino, non-executive Vice Chairman						Member
	Alfredo Egydio Setubal, non-executive Member		Member		Member				President
	Ana Lúcia de Mattos Barretto Villela, non-executive Member		Member		Member				Member
	Candido Botelho Bracher, Independent Member		Member	Member	President	Member		Member	Member
	Cesar Nivaldo Gon, Independent Member		Member							President
	Fabricio Bloisi Rocha, Independent Member									Member
	João Moreira Salles, non-executive Member				Member		Member	Member
	Maria Helena dos Santos Fernandes de Santana, Independent Member			President
	Marcos Marinho Lutz, Independent Member						Member
	Paulo Antunes Veras, Independent Member		President						Member	Member
	Pedro Luiz Bodin de Moraes, Independent Member			Member	Member	President

Members		Audit Committee	Personnel Committee	Related Parties Committee	Nomination and Corporate Governance Committee	Risk and Capital Management Committee	Strategy Committee	Compensation Committee (2)	Environmental, Social and Climate Responsibility Committee	Customer Experience Committee (3)
Audit Committee (6 members) (1)	Alexandre de Barros, Independent Member	Member
	Fernando Barçante Tostes Malta, Independent Member	Member
	Luciana Pires Dias, Independent Member	Member
	Maria Helena dos Santos Fernandes de Santana, Independent Member	President
	Maria Elena Cardoso Figueira, Independent Member and Financial Expert	Member
	Rogério Carvalho Braga, Independent Member	Member
Fiscal Council (3 members) (1)	Eduardo Hiroyuki Miyaki, Member
Cláudio José Coutinho Arromatte (4)
Marcelo Maia Tavares de Araújo, Member

1)Independence criteria for the members of the Board of Directors, Audit Committee and Fiscal Council are diverse, under our policies and applicable regulations in force.
2)Includes individuals that are not members of our Board of Directors: Geraldo José Carbone
3)Includes individuals that are not members of our Board of Directors: Milton Maluhy Filho
4)Cláudio Arromatte was elected at our Annual General Stockholders Meeting held on April 28, 2026, but his investiture is subject to the approval of the Central Bank of Brazil.
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
Compensation Committee

The Compensation Committee is responsible for discussing matters related to our management compensation. Its duties include, but are not limited to, (i) developing and improving a policy for the compensation of our management (internal policy - PC- 3 “Compensation Policy”) and procedures, (ii) proposing the aggregate compensation amount for members of management to be submitted to the annual stockholders’ meeting, (iii) proposing forms of fixed and variable compensation to the board of directors, as well as special benefits and programs for recruitment and termination, (iv) discussing, analyzing and supervising the implementation and operation of existing compensation models; and (v) preparing the “Compensation Committee Report on an annual basis.” None of the members of the Compensation Committee are members of our board of officers.
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
External Ombudsman’s Office (for customers)
Our external ombudsman office focuses on three main pillars:
•Customer Service: As a last resort for clients that are dissatisfied with previous responses to their complaints, with full autonomy to investigate and resolve objections within Itaú Unibanco.
•Continuous Improvement: Involving several teams, aims at identifying and addressing issues through root cause analysis of complaints, supporting corrective actions and continuous improvements in products, services, and customer satisfaction ethically and transparently.
•Compliance with Regulatory Obligations: Responsible for the governance of all processes related to client complaints through regulatory and consumer protection bodies helping provide and ensure adequate solutions for all clients. These processes are subject to regulatory supervision by the agencies. Additionally, Ombudsman’s activities are integrated into the institution’s governance structure for risk management and are subject to oversight by management, executive forums, and the Audit Committee, which periodically receives consolidated information on complaint volumes, key themes, root causes, case studies and action plans to reduce issues and improve customer experience.
As part of our strategy to improve consumer relations/rights and reduce complaints, we maintain an open dialogue and close agenda with consumer protection and regulatory bodies and civil entities. This agenda serves as a strong instrument to help improve customer satisfaction. Moreover, The Ombudsman contributes with the analysis and approval process of new services and products, which is managed by our compliance governance, to strengthen focus on customers and ensure their needs are addressed throughout the process.
Internal Ombudsman’s Office (for Employees and Administrators)
The Internal Ombudsman’s Office channel provides guidance and advice and handles anonymous complaints and grievances relating to violations of our principles and commitments, misconduct, and inappropriate behaviors such as harassment, discrimination and disrespect, among other improper behaviors, and practices that are contrary to our institutional policies.
The Internal Ombudsman’s Office is charged with addressing interpersonal conflicts and interest conflicts in the working environment involving the management members and employees of Itaú Unibanco, including suppliers and partners. This is an independent channel that has full autonomy within the Organization, reporting directly to the CEO’s Office.
The channel handles various situations depending on the conflict stage, complexity, and risks involved. Case analysis is conducted exclusively by the channel, and decisions are made independently based on organizational guidelines documented in institutional policies.
At the end of the process, the Ombudsman monitors and contacts the involved parties for several months after the investigation to mitigate potential retaliation actions, assess the area’s climate, and evaluate the effectiveness of recommended actions, reinforcing trust in the channel and encouraging open communication.

6D.Employees
We had 92,470 employees as of December 31, 2025 compared to 96,219 employees as of December 31, 2024.
The following tables show the total number of employees as of December 31, 2025, 2024 and 2023, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31,			Variation
	2025	2024	2023	2025-2024		2024-2023
In Brazil	82,693	86,228	85,855	(3,535)	(4.1%)	373	0.4%
Abroad	9,777	9,991	9,847	(214)	(2.1%)	144	1.5%
Argentina (1)	-	-	12	-	—%	(12)	(100.0)%
Chile	4,670	4,720	4,653	(50)	(1.1%)	67	1.4%
Colombia	1,899	2,174	2,178	(275)	(12.6)%	(4)	(0.2)%
Uruguay	1,277	1,275	1,242	2	0.2%	33	2.7%
Paraguay	1,354	1,252	1,192	102	8.1%	60	5.0%
Europe	271	263	256	8	3.0%	7	2.7%
Other	306	307	314	(1)	(0.3)%	(7)	(2.2)%
Total	92,470	96,219	95,702	(3,749)	(3.9%)	517	0.5%
1)We continue to serve local and regional corporate clients, as well as individuals from the wealth and private banking segments, through our international units and the representative office of Itaú Unibanco S.A. in Argentina.

Employees (by operating unit)	As of December 31,			Variation
	2025	2024	2023	2025-2024		2024-2023
Whosale	19,881	20,147	19,607	(266)	(1.3%)	540	2.8%
Retail	49,079	51,702	52,997	(2,623)	(5.1)%	(1,295)	(2.4)%
Technology (1)	17,034	17,498	16,005	(464)	(2.7%)	1,493	9.3%
Support Areas (2)	6,476	6,872	7,093	(396)	(5.8)%	(221)	(3.1)%
Total	92,470	96,219	95,702	(3,749)	(3.9%)	517	0.5%
1)Includes 2.787 ZUP employees 2)Includes: Human Resources, Audit, Corporation, Finance, Operations, Risks and Marketing

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
With respect to labor relations, we acknowledge labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities. We acknowledge the rights and prerogatives of those elected to executive positions within unions pursuant to the Brazilian Labor Law and the collective agreements for each professional category to which we are a party. We have 1,014 active employees with roles in the various boards of labor unions. As set forth in the collective labor agreement for bank employees, 457 individuals work full time for these union entities. In addition, we allow unions to hold membership campaigns and, when requested, to hold meetings between union entities, our managers and employees, thus supporting the promotion of negotiated solutions in a respectful manner and in line with ethical principles.
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
6E.Share Ownership
As of December 31, 2025, our board of directors and our board of officers directly owned an aggregate amount of 0.614% common shares and 0.843% preferred shares. Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2025.
6F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A.Major Shareholders
Main Shareholders
We are controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by members of the Egydio de Souza Aranha family (which comprises the Setubal and Villela families), and Cia. E. Johnston is controlled by members of the Moreira Salles family.
Except for the shares indirectly owned by our controlling stockholders (through their participation in IUPAR and Itaúsa), the members of our board of directors and our board of officers, on an individual basis and as a group, beneficially owned less than 1% of our common shares and less than 1% of our preferred shares as of December 31, 2025.
According to Brazilian regulation and as approved by the Central Bank, foreign investors may have a maximum of 30% of our common shares.
The table below presents information on the persons that, to our knowledge, beneficially own at least 5% of our common or preferred shares as of December 31, 2025:

	December 31, 2025
Stockholders	Common Shares		Preferred Shares		Total
	Total Number of Shares	% of Total	Total Number of Shares	% of Total	Total Number of Shares	% of Total
IUPAR – Itaú Unibanco Participacões S.A.	2,905,107,629	51.71%	-	-	2,905,107,629	26.35%
Itaúsa S.A.	2,202,446,151	39.21%	191,842	0.004%	2,202,637,993	19.98%
BlackRock, Inc (1)	-	-	396,465,134	7.33%	396,465,134	3.60%
GQG Partners LLC	-	-	274,551,229	5.08%	274,551,229	2.49%
Others	510,189,197	9.08%	4,737,918,010	87.59%	5,248,107,207	47.59%
Total	5,617,742,977	100.00%	5,409,126,215	100.00%	11,026,869,192	100.00%
1)Share ownership information provided by stockholder.

Note: The number of shares reported in this table does not take into account the stock bonus that occurred in March 2025.

Cia. E. Johnston, which holds an interest in IUPAR and indirectly controls us, has the following share capital structure: Fernando Roberto Moreira Salles owns 50% of its share capital, and Pedro Moreira Salles and his son, João Moreira Salles, own 44% and 6%, respectively. Cia. E. Johnston’s interest in the share capital of IUPAR remains unchanged.
ADSs Held in Host Country
As of December 31, 2025, 1,271,094,678 ADSs (26.23% of the total outstanding shares of our preferred shares) were outstanding and held by 59 institutional depositary receipts of record. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.
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
7B.Related Party Transactions
Transactions with controllers, joint control and related parties, and key management personnel are required to be conducted on arm’s length terms.
Under Laws No. 4,595/64, No. 7,492/86 and CMN Resolution No. 4,693/18, financial institutions must observe specific terms and conditions when granting credit to:
•its controllers (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76, as well as their spouses, partners and their direct relatives, in the collateral line or affinity, up to the second degree;
•its officers, managers, and members of statutory or contractual bodies and their respective spouses, partners and direct relatives, in the collateral line or by affinity, up to the second degree;
•individuals with qualified equity interest; and
•legal entities: (i) with qualified equity interest; (ii) in which capital, directly or indirectly, there is qualified equity interest; (iii) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and (iv) that have an officer or member of the board of directors in common.
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
For further details on restrictions on the operations of financial institutions, see “Item 4B. Business Overview—Supervision and Regulation.”
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
7C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8A.Consolidated Statements and Other Financial Information
The information included in Item 18 of this annual report is contained under the caption “Item 18. Financial Statements” below.
Legal Proceedings
Overview
We are not defendants in any significant administrative proceeding before the CVM, SUSEP, the Central Bank or any municipalities.
Our audited consolidated financial statements only include reserves for probable losses that can be reasonably estimated and expenses related to pending litigation or administrative proceedings, as required by Brazilian law. Our management believes that these provisions, including interest for legal proceedings in which we are defendants, are sufficient to cover probable losses that can be reasonably estimated in the event of unfavorable court decisions. It is not possible to estimate all potential costs or penalties beyond the amounts for which we have reserves. However, we believe that any potential liabilities related to these lawsuits and administrative proceedings will not have a material adverse effect on our business, financial condition or results.
There are no material proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or our subsidiaries.
For further information on the risks arising from these proceedings, see “Item 3D. Risk Factors—Regulatory, Compliance and Legal—We are subject to financial and reputational risks arising from legal and regulatory proceedings.”
For further information and details about the changes in the provisions and respective escrow deposits for legal proceedings and main types of disputes, see “Note 2(c) – Accounting Policies, Critical Estimates and Material Judgments – XII – Provisions, Contingent Assets and Contingent Liabilities” to our consolidated financial statements. The following table sets forth our provisions for such contingencies as of December 31, 2025, 2024 and 2023.

	As of December 31,
Provision	2025	2024	2023
	(In millions of R$)
Civil	3,152	3,207	3,203
Labor	8,846	8,213	7,821
Tax proceedings and legal obligations	4,400	6,723	6,579
Other	1,393	1,066	2,141
Total	17,791	19,209	19,744

Civil Litigation
Litigation Arising from Government Monetary Stabilization Plans
As described in Note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Government as a measure to combat inflation. The STF has issued decisions favorable to holders of savings accounts. In December 2017, representatives of banks and holders of savings accounts entered into a settlement agreement, which was approved by the STF in March 2018. In May 2025, the STF declared the constitutionality of some of the economic plans and reaffirmed the execution of the settlement. STF also extended the agreement’s adhesion deadline for another 24 months.
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
Labor Litigation
In 2025, neither us nor our subsidiaries were exposed to any labor liabilities or labor contingencies which individually materially and adversely affected our results. Among labor claims, filed against us including our subsidiaries, there are claims filed by employees, former employees and outsourced service providers.
Labor unions and former employees have also filed labor claims against us, seeking compensation for alleged breaches of employment agreements or rights under the applicable labor laws. As of December 31, 2025, there were 49,302 labor claims filed against us.
The primary claims in labor lawsuits filed by our current and former employees include overtime payments, equal pay, disputes, challenges to our overtime pay assessment methods, and allegations of subsidiary liability for companies within our group (in case of outsourced service providers).
We are also defendants in labor claims filed by the labor prosecution office regarding union classification, outsourcing, occupational diseases and workplace health and safety regulations. For the year ended December 31, 2025, we incurred R$ 2,825 million in direct labor expenses, mainly in settlements and convictions involving former employees, in accordance with the executed agreements and judicial rulings.
Regarding labor claims filed by outsourced service providers, they generally involve allegations of subsidiary liability of the companies within our group.
For further information about labor claims see “Note 2(c) Accounting Policies, Critical Estimates and Material Judgments – XII – Provisions, Contingent Assets and Contingent Liabilities” to our consolidated financial statements.
Tax Litigation

We are a party to certain tax-related disputes, which involve discussions of interpretation of tax rules, in addition to the legality or unconstitutionality of current Brazilian legislation.
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
On June 25, 2013, we received a tax assessment notice from the Brazilian tax authorities alleging that we failed to pay R$ 23,480 million of IRPJ (updated as of December 31, 2025) plus accrued penalties and interest, and R$13,609 million of CSLL (updated as of December 31, 2025), plus accrued penalties and interest. This tax assessment notice is in connection with the corporate transaction that led to the association of Banco Itaú Holding Financeira S.A. (“Itaú Holding”) and Unibanco Holdings S.A. (“Unibanco Holdings”) in 2008. On April 10, 2017, the administrative tax court of appeals (Conselho Administrativo de Recursos Fiscais) (“CARF”) issued a favorable decision to us, canceling the tax assessment notice. The Brazilian tax authorities appealed to the Higher Tax Appeals Chamber (Conselho Administrativo de Recursos

Fiscais) (“CSRF”). As we understand that the CARF decision is final and that there is no possibility of review by the CSRF, we presented a writ of mandamus in order to have a final ruling recognizing the CARF’s first instance decision as final and unappealable. Our injunction and legal ruling were favorable. On February 4, 2026, following an appeal filed by the Brazilian tax authorities, the Brazilian Regional Federal Court for the 1st Region issued a decision in our favor. This decision may be appealed to higher courts within the Brazilian judicial system. We assess the risk of loss in this tax proceeding as remote.
Additionally, on November 14, 2013, we received a tax assessment notice from the Brazilian tax authorities also in connection with the merger between Itaú Holding and Unibanco Holdings for the alleged non-payment of R$ 2,795 million of IRPJ (updated as of December 31, 2025) and R$ 975 million of CSLL (updated as of December 31, 2025), in addition to fines and interest. We had a definitive unfavorable decision issued by the CARF on the administrative level and brought the discussion to the judicial level. In September 2020, the trial court issued a favorable decision to us. As of the date of this annual report, we await the judgment of an appeal filed by the Brazilian tax authorities. We assess the risk of loss in this litigation as remote.
In November 2019, we received a tax assessment notice from the municipality of São Paulo, in the approximate amount of R$ 8,728 million (updated as of December 31, 2025), for the alleged non-payment of municipal tax on services (ISS) in connection with leasing and credit card operations. We defend the illegality of the charges and that the tax was duly collected by the municipality of Poá, in the state of São Paulo. As of the date of this annual report, the case is waiting the production of an expert report on the litigant’s evidence for trial in the lower court. We assess the risk of loss regarding the increased fine as remote and we deem as possible the risk of loss concerning the other issues.
For further information about the changes in the provisions and respective escrow deposits for tax and social security lawsuits and main types of tax disputes see “Note (2c) Accounting Policies, Critical Estimates and Material Judgments – XII – Provisions, Contingent Assets and Contingent Liabilities” to our consolidated financial statements.
Shareholders’ Payment
Our bylaws establish the distribution to stockholders of mandatory dividends equivalent to 25% of our net income calculated for each fiscal year, adjusted by the decrease or increase of amounts related to legal reserve, to reserve for contingencies and to its reversal related to prior years.
The mandatory dividend may be paid as dividends or interest on capital. The payment, crediting, use, or delivery of profits and dividends to individuals resident in Brazil by the same legal entity, exceeding R$50,000 per month, is subject to withholding tax at a rate of 10% on the total amount of the profits or dividends. Profits or dividends paid, credited, delivered, used, or remitted to a beneficiary abroad are subject to withholding tax at a rate of 10%, regardless of the amount, except when the beneficiary is (i) a foreign government and there is reciprocal treatment with the Brazilian government, or (ii) a sovereign wealth fund, pursuant to Article 3, paragraph 5, of Law 11,312/2006, or (iii) a foreign pension fund, in accordance with the regulations of the Special Secretariat of the RFB . Profits or dividends related to results accrued up to December 31, 2025, whose distribution has been approved by December 31, 2025, are not subject to income tax, provided that their payment, credit, use, or delivery occurs under the terms originally stipulated in the approval act.

The payment of interest on capital to stockholders, including holders of ADRs, whether Brazilian residents or not, is subject to withholding income tax in Brazil at a rate of 17.5% or 25% for stockholders resident or domiciled in a tax haven or privileged tax regime. Stockholders who are demonstrably immune or exempt are exempt from this withholding.
The amount paid to stockholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such case, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. For further information see “Item 10E. Taxation.”
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
For information regarding recent amounts paid or provisioned and reserved in stockholder’s equity, dividends and interest on own capital, see “Item 5A. Operating Results—Results of Operations—Year ended December 31, 2025, compared to year ended December 31, 2024.”
For further information see “Note 21(b) – Interest and Similar Expense,” to our consolidated financial statements and “Item 4B. Business Overview—Capital Adequacy and Leverage—Basel III Framework—Implementation of Basel III in Brazil.”
For further information on the payment of dividends to our ADS holders see “Item 12D. American Depositary Shares—ADS Holders’ Payment of Dividends.”
8B.Significant Changes
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
–Entitle the holder to one vote at our general stockholders' meetings (one share has one voting right) – the voting rights of our controlling stockholders do not differ from the voting rights of other holders of common shares.
–80% tag-along; and
–Preemptive right in the subscription of new shares in any capital increase

–Priority to receive mandatory dividends, in the amount of R$0.022 per share;
–80% tag-along;
–Preemptive right in the subscription of new shares in any capital increase;
–Voting right when the company fails to pay fixed, or minimum, dividends, for the period provided in the company's bylaws, which may never exceed three consecutive fiscal years, until the dividends are paid; and
–The creation of a new class of shares with priority over preferred shares, as well as any change in preference or in right associated with preferred shares, must be approved by at least 50% of common shares and also approved by stockholders representing the majority of preferred shares in a special general meeting.
–Preemptive right in the subscription of new shares in any capital increase.
9B.Plan of Distribution
Not applicable.
9C.Markets
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
Until May 2019, if an investor were to trade in our shares on the B3, the investor’s trade would settle in three business days after the trade date. The seller was ordinarily required to deliver the shares to the exchange on the third business day following the trade date. As of May 27, 2019, the trade is settled in 2 business days after the trade date. Delivery of and payment for shares are made through the facilities of the Central Depository of B3.
In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuers Regulations (Regulamento de Emissores), which establishes technical and operational procedures and criteria applicable to companies that have securities listed on the B3. The recent version of the B3’s Issuers Regulations came into effect on August 19, 2023.
On December 3, 2024, the Central Bank and the CVM issued Joint Resolution No.13, which revoked CMN Resolution No. 4,373/14 and regulated non-resident investment in the financial and the securities markets. For more information on the changes introduced by the new rule, see “Item 4B. Business Overview––Investments by Non-Resident Holders.”
For information on the changes introduced by Joint Resolution No. 13, see “Item 4B. Business Overview––Investments by Non-Resident Holders.”
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
9D.Selling Shareholders
Not applicable.
9E.Dilution
Not applicable.
9F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A.Share Capital
Not applicable.
10B.Memorandum and Articles of Association
Below is certain information concerning our capital stock and a summary of certain significant provisions of our bylaws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our Bylaws and to Brazilian Corporate Law.
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
Our agent for service of process in the U.S is the general manager of our Miami branch, which is located at 200 South Biscayne Boulevard, Suite 2200, Floor 22, Miami, FL – 33131.
Adoption of Cumulative Voting
Under Brazilian Corporate Law and CVM’s regulation, our stockholders that represent at least 5% of share capital with voting rights may demand a cumulative voting process up to 48 hours before a general stockholders’ meeting. Each share entitles the stockholder to a number of votes equal to the number of board member seats being elected. Each stockholder has the right to concentrate votes in one candidate or distribute them among several candidates. The presiding officer must inform the stockholders in advance about the number of votes required for the election of each member of the board of directors.
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
Dividend Rights
For a description of dividend rights, see “Item 8A. Consolidated Statements and Other Financial Information—Shareholders’ Payment.”
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

The three main pillars of our corporate governance structure are:

IUPAR (Itaú Unibanco Participações)
-Alignment of shareholders' interests;
-Itaú Unibanco Group’s vision, mission and values;
-Significant mergers and acquisitions;
-Performance evaluation and admission of family members; and
-Discussion and approval of the long-term strategy.
Family Control
With a long-term strategic vision
Itaú Unibanco Board of Directors
-Definition and monitoring of the company's strategy;
-Mergers and acquisitions;
-Monitor the Executive Committee's performance;
-Nomination of officers (meritocracy);
-Budget approval;
-Definition and monitoring of incentive and compensation models and goal settings;
-Supervision of the technologies strategy;
-Definition of the meritocracy policies; and
-Business operation supervision.
Value Creation
Strategy definition
Executive Committee
- Implementation of Board of Director's guidelines and goals;
-Business operation and strategies for products and segments;
-Ensure better allocation and management of financial, operational and human resources;
-Monitoring of market, credit and operational risks; and
-Create value for our shareholders and stakeholders.
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
•Clawback Policy: the purpose of this policy is to establish rules on the recovery of erroneously awarded incentive-based compensation to the members of our Executive Committee in case of a restatement, as defined therein.
Our Practices
Given that our shares have traded on the São Paulo Stock Exchange (currently B3) since 1944 and our ADSs have traded on the NYSE since 2002, we are required to comply with the rules of the CVM, the B3, the SEC and the NYSE.
The following timeline illustrates the main Corporate Governance practices adopted over recent years:

Itaú

1944 – Shares traded on B3

1995 – Stock Option Plan

1996 – Start of APIMEC meetings and road shows

1999 – Inclusion in the Dow Jones Sustainability Index

2000 – Corporate Code of Ethics Independent Fiscal Concil

2001 – Level I of Corporate Governance on B3 Eletion of Independent members

2002 – Disclosure and Trading Committees Level II ADRs Program Tag along

2004 – Audi Committee Set-up of the dividend Reinvestment Program

2005 – Nomination and Compensation Committee Inclusion in the corporate Sustainability Index (ISE)

2006 – Certification of the section 404 of the Sarbanes-Oxley Act

Internal Charter of the Board of Directors

2007 – Voluntary adherence to the ABRASCA's Manual for Material Information Control and Disclosure

2008 – Corporate Governance Policy

Unibanco

1968 – Shares traded on B3

1997 – Level III ADR Program

1999 – APIMEC meetings Inclusion in the Dow Jones Sustainability Index

2001 – Stock Option Plan Level I of Corporate Governance of B3

2002 – Disclosure Committee and Policy

2003 – Election of Independent Board Members

2005 – Trading Committee and Policy Inclusion in the corporate Sustainability Index

2007 – Certification under Section 404 of Sarbanes-Oxley Act

2008 Merger

Itaú Unibanco

2009 – Strategy Committee Capital and Risk Management Committee

Nomination and Corporate Governance Committee

Personnel Committee

2010 – Partner's and Associates Program

2011 – Voluntary adherence to the ABRASCA's Code

Self-regulation and Good Practices of Plubicly-Held Companies

Compensation Committee

2012 – Digital Meeting

2013 – Related-Party Committee

2015 – Inclusion in the Sustainability Vigeo Index - EIRIS Emerging 70 New Management structure of Itaú Unibanco Holding

2017 – Policy for Nomination of Executives at least 30% of Independent members in the Board of Directors Inclusion in the Bloomberg's Gender Equality Index

2018 – 21 years on the NYSE 10 years of merger between Itaú and Unibanco XP Invesimentos General Data Protection Law (LGPD) as a priority

2019 – Creation of Social Responsability Committee

2020 – Disclosure of the Management Member's Compensation Policy

2021 – Partner Program Membership Expansion

2022 – Social Responsability Committee Increases its scope, accumulating issues related to Environmental and Climate Responsability

2023 – Adoption of the Clawback policy

2024 – Creation of Customer Experience Committee

2025 – Launching of the New Ad Campaign “Feito”

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
According to the most recent update to our Bylaws, which is still subject to approval by the Central Bank of Brazil, the Board of Officers is composed of 5 to 60 members. Members are elected annually by the board of directors. Each member elected must be approved by the Central Bank. According to Brazilian law, an officer retains their position until they are reelected, or a successor takes its place.

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

10C.Material Contracts
None.
10D.Exchange Controls
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
The Foreign Exchange Law, which was issued in December 2021 and came into force on December 31, 2022, granted to the Central Bank the capacity to regulate foreign investments. Also, on December 31, 2022, Central Bank Resolution No. 278 was published, establishing applicable rules regarding foreign direct investments and granting of loans to foreign investors, as well procedures related to reporting requirements to Central Bank of said transactions, which were previously subject to registration under the Electronic Declaratory Registration System. In 2024, the Central Bank and CVM issued Joint Resolution No. 13, which entered into effect on January 1, 2025, updating the rules applicable to the investments in the Brazilian Financial and Capital Markets. These new rules provide for investments and reporting obligations.
In case the investment in our stock is made directly in Brazil through a private transaction, such investment shall be reported to the Central Bank as a foreign direct investment through the SCE-IED when the transaction exceeds U.S.$100,000. SCE-IED for investments over U.S.$100,000 enables non-resident investors to hold stocks, although it limits the ability of the investor to negotiate such stocks in the Brazilian stock market.
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

10E.Taxation
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
Prospective purchasers of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares and securities, such as ADSs, including, in particular, the effect of any non-U.S., non-resident, state or local tax laws.
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
Non-Resident Holders Resident or Domiciled in Tax Haven Jurisdictions
Under Brazilian tax laws, as regulated by Law 9,430, dated December 27, 1996 (“Law No. 9,430/96”), as amended by Law 14,596, dated June 14, 2023 (“Law 14,596/23”), a “tax haven” is defined as a country or location (a) that does not impose any income tax or where the maximum income tax rate is 17% (b) where the local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. A list of current tax haven jurisdictions has been published under Normative Instruction No. 1,037, dated July 4, 2010 (“IN 1,037/10”). Non-Resident Holders resident or domiciled in tax haven jurisdictions may be subject to withholding tax in Brazil at higher rates than Non-Resident Holders not resident or domiciled in tax havens, as described below.
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
Taxation of Dividends
Law No. 15,270, published on November 27, 2025, introduced new rules governing the taxation of dividends. As of January 2026, the payment, credit, allocation, or delivery of profits and dividends by the same legal entity to the same resident individual in Brazil, in an amount exceeding R$ 50,000.00 within the same month, becomes subject to withholding of the Individual Income Tax at a rate of 10% on the total amount paid. Profits and dividends relating to results accrued up to 2025, whose distribution was approved by December 31, 2025 and is due under applicable civil or corporate law, remain exempt from IRRF, provided that payment, credit, allocation, or delivery occurs under the terms originally established in the act of approval.
The Law further provides that profits and dividends paid by Brazilian legal entities to beneficiaries resident or domiciled abroad are subject to IRRF at a 10% rate, regardless of the amount distributed. The following remain exempt from IRRF: (i) profits and dividends relating to results accrued up to 2025, with distribution approved by December 31, 2025 and due under applicable civil or corporate law, provided payment, credit, allocation, or delivery occurs under the terms originally approved; (ii) amounts paid to foreign governments, provided reciprocity of treatment exists with respect to income earned by the Brazilian Government in such jurisdictions; (iii) payments to sovereign wealth funds; and (iv) payments to foreign entities whose principal activity is the administration of pension or retirement benefit plans.
If the sum of the 10% IRRF and the effective corporate income tax rate in Brazil exceeds the combined nominal rates of IRPJ and CSLL, a tax credit calculated on the amount of profits paid or credited will be granted at the option of the nonresident beneficiary. The specific procedures for exercising this option, as well as the mechanism through which the nonresident will claim the credit, remain subject to further regulation.

For further information on Taxation of Dividends, see “Item 4B Taxes on our operations.”
Taxation of Interest on Capital
Law No. 9,249, dated December 26, 1995 (“Law 9,249/95”), as amended, allows a Brazilian corporation, such as us, to distribute profits as interest on capital (“JCP”) in addition to dividend distributions. Currently, payments of JCP are subject to withholding income tax at a rate of 17.5%, or 25% in the case of a Non‑Resident Holder that is resident or domiciled in a low‑tax jurisdiction. This increase in the withholding tax rate—from 15% to 17.5%—was introduced by Complementary Law No. 224/2025, which came into effect on January 1, 2026.
In addition, the criteria for calculating JCP were recently modified through changes to the wording of Law 9,249/95 introduced by Law 14,789, of December 29, 2023.
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

Conversion of Our Preferred Shares into ADSs
The deposit by a Non-Resident Holder of our preferred shares with the depositary for conversion into ADSs may be subject to Brazilian capital gains tax, as per the position adopted by the tax authorities in Tax Ruling No. 292, dated December 17, 2024, which assessed a scenario involving the conversion of shares into ADRs. In these cases, the positive difference between the average price of such preferred shares and acquisition cost of such preferred shares may be considered taxable capital gains, and therefore subject to income tax. Please refer to “Item 4B. Business Overview––Investments by Non-Resident Holders” for further details.
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
There are no Brazilian inheritance, gift or succession taxes applicable to the transfer of ownership or title (ownership without beneficial interest) of our preferred shares or ADSs or the vesting of free beneficial interest of such shares or ADSs outside Brazil by a Non-Resident Holder, except for gift, inheritance and legacy taxes that are levied by some states of Brazil if bestowed in such states of Brazil or abroad when the receiver is resident or domiciled in these states of Brazil. The Brazilian Supreme Court had ruled the imposition of gift, inheritance and legacy taxes unconstitutional when the original owner (e.g., donator) is not resident in Brazil. However, Constitutional Amendment No. 132, of December 21, 2023, established that ITCMD may be collected on donations carried out by non-Brazilian residents or offshore assets inherited by Brazilian residents. ITCMD was regulated by Complementary Law No 227/2026, published on January 14, 2026, establishing general rules and connecting factors to determine the subject/competence of the tax when related to international matters (e.g., domicile of the donor if resident in Brazil). ITCMD is a state-tax, therefore, the evaluation of the impact of these changes shall consider each State's applicable legislation.
There are no Brazilian stamp, issue, registration, or similar taxes or duties payable to Non-Resident Holders of our preferred shares or ADSs
U.S. Federal Income Tax Considerations
The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our preferred shares or ADSs by U.S. Holders (as defined below) who hold such preferred shares or ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the U.S.

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
INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY NON-U.S. TAX LAWS..
Except where specifically described below, this discussion assumes that we are not and will not be a PFIC for U.S. federal income tax purposes. For further information see the discussion under “––Passive Foreign Investment Company Considerations” below.
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
Distributions
A U.S. Holder that receives a distribution with respect to our preferred shares (whether held through ADSs or directly), including payments of JCP as described above under “––Brazilian Tax Considerations––Taxation of Interest on capital,” generally will be required to include the amount of such distribution (without reduction for any Brazilian withholding tax with respect thereto) in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on the date such U.S. Holder (or the depositary, in the case of ADSs) actually or constructively receives such distribution, and will not be eligible for the dividends received deduction allowed to corporations. A distribution on our preferred shares (whether held through ADSs or directly) in excess of current and accumulated earnings and profits generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s basis in such preferred shares or ADSs, as the case may be, and thereafter as gain from the sale or exchange of such preferred shares or ADSs (which will be treated in the same manner described below under “––Sale, Exchange or Other Disposition of Preferred Shares or ADSs”). We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.
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
Foreign Tax Credit Considerations
Distributions on our preferred shares (whether held through ADSs or directly), including payments of JCP as described above under “––Brazilian Tax Considerations––Taxation of Interest on Capital ,” that are treated as dividends, before reduction for any Brazilian withholding taxes with respect thereto, generally will be included in the gross income of a U.S. Holder. Thus, such U.S. Holder may be required to report income for such purposes in an amount greater than the actual amount such U.S. Holder receives in cash. Distributions treated as dividends generally will constitute income from sources outside the U.S. and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Subject to certain complex limitations and requirements (including a minimum holding period requirement), a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability for any such Brazilian withholding taxes. Under current law, gains resulting from a sale or other disposal of our preferred shares or ADSs may be subject to Brazilian income or withholding taxes. A U.S. Holder’s use of a foreign tax credit with respect to any such Brazilian income or withholding taxes could be limited. A U.S. Holder generally may instead claim a deduction for any such Brazilian taxes, but only for a taxable year in which such

U.S. Holder does not elect to claim a foreign tax credit with respect to all otherwise creditable non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. U.S. Treasury regulations impose additional requirements that must be met for the foreign tax to be creditable, but IRS notices provide temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
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
U.S. Foreign Account Tax Compliance Act (FATCA)
For further information on FATCA, see “Item 4B, Business Overview––U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS).”
10F.Dividends and Paying Agents
Not applicable.
10G.Statement by Experts
Not applicable.
10H.Documents on Display
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
10I.Subsidiary Information
Not applicable.
10J.Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Credit Risk
Overview

Credit risk is the risk of loss arising from changes in the creditworthiness of borrowers, issuers, and counterparties. We are exposed to credit risk in circumstances where (i) a borrower, issuer, or counterparty fails to meet its contractual financial obligations, and/or (ii) the value of a financial instrument is adversely affected by credit spread widening, credit migration, credit rating downgrades, or default events. Credit risk may result in, among other effects: (i) losses from non-performance of contractual obligations; (ii) reductions in the fair value of credit exposures due to deterioration in credit quality; (iii) lower profitability or income due to increased credit costs and risk premium; and (iv) concessions granted in restructuring or renegotiation processes, as well as costs associated with collection and recovery activities.
Our credit risk management framework is governed by our internal credit risk and control policies and is designed to:
i.Follow the guidelines established by our board of directors and provide timely information to enable oversight of credit risk strategies, policies and risk tolerance in relation to expected returns.
ii.Maintain well established defined credit risk policies and strategies, including operating limits, risk mitigation mechanisms and procedures intended to keep exposures within our risk appetite.
iii.Maintain processes and tools to measure, monitor and control credit risk across products and sectors, managing portfolios and concentrations, taking into account their sensitivity to changes in the economic environment.
iv.Continuously monitor portfolio performance and the effectiveness of policies and strategies, escalating to senior management indications of deterioration in credit quality and exceptions to established procedures.
v.Support compliance of credit operations and controls with applicable laws and regulations in the jurisdictions in which we operate.
Our credit risk management framework and institutional policy are approved by our board of directors and apply to our companies and subsidiaries in Brazil and abroad, in compliance with applicable regulatory requirements.
Procedures and Key Indicators
Business units overseeing credit portfolios conduct continuous monitoring of their respective exposures and originate credit within established approval authorities, considering market conditions and the broader macroeconomic environment. Our credit risk management practices consider internal factors (including borrower rating, portfolio performance and trends, default behavior, expected returns and allocated economic capital) as well as external factors (including interest rates, market indicators of default, inflation and consumption trends).
Credit assessments vary by customer segment:
1.Individuals and small and medium-sized enterprises: credit decisions are supported by statistical scoring models, which typically include application/initial scores for the early stages of the relationship and behavioral scores for customers with an established history.
2.Large corporate customers: assessments are primarily based on counterparty-specific information, including financial condition, cash-generating capacity, corporate group considerations, and the current and prospective outlook of the sectors in which the counterparty operates. Credit proposals are assessed on a case-by-case basis.
We monitor credit exposure to customers and counterparties against established limits and address limit exceptions through defined governance processes. Where appropriate, we may use contractual protections and risk mitigants, including covenants and rights to require early repayment or additional collateral, in accordance with the terms of the relevant agreements.
Credit risk measurement considers, among other components, (i) probability of default, (ii) exposure at default, (iii) historical loss experience, and (iv) concentration of exposures. These components support the lending process, portfolio management and the establishment of limits.
We use models and methodologies subject to governance processes to support the estimation of credit risk parameters, with the objective of maintaining data and methods that are sufficiently complete and accurate to reflect the risk profile of the exposures.
Loan Approval Process
Credit approvals are conducted in accordance with our credit risk management policies and approval authorities established at the business unit and risk levels, considering applicable criteria and our risk appetite. Credit decisions may be made through (i) a pre-approval process for eligible products and customers, or (ii) a traditional approval process conducted on a case-by-case basis. In both cases, decisions are guided by credit quality considerations, which may include internal ratings supported by models, affordability and income commitment (as applicable), and credit restrictions defined by us and, where relevant, market practices.
Our risk appetite framework sets forth the principles governing credit exposure, while the Risk function and the business units are responsible for developing and maintaining the policies and procedures that govern the credit cycle.
As part of the credit granting process, we perform credit history checks using credit protection services and public registries, as applicable, to identify information that could represent impediments or heightened risk for granting credit (for example, court-ordered asset restrictions, invalid taxpayer identification, prior or pending restructuring/renegotiation processes, or payment incidents). Our assessment framework seeks to ensure that credit decisions are consistent with our risk appetite and aligned with the governance standards established in our credit risk management framework.
For further information about our credit risk and credit risk mitigation practices, see “Note 32 – Risk and Capital Management” in our consolidated financial statements.

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
Procedures and Key Indicators
In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support:
•Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite;
•Contingency plans for potential crisis, which contain procedures ordered by levels of execution, considering each country's characteristics;
•Reports of risk indicators; and
•Tracking and monitoring our funding sources taking into account counterparty´s type, maturity and other aspects, considering the risk appetite.
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
Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:
•Political, economic and market conditions;
•The profile of our portfolio; and
•Capacity to act in specific markets.
The key principles underlying our market risk management strategy are as follows:
•Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;
•Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
•Increase transparency as to how the business works to optimize results;
•Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•Monitor and avoid risk concentration.
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
Our market risk framework categorizes transactions as “Trading Book” or “Banking Book,” in accordance with general criteria established by specific regulation.
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
Market risk management is based on the following key metrics:
•Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, taking into account a defined holding period and confidence interval;

•Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market;
•Stop Loss / Max Drawdown: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and
•Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the most significant risk in simulations of the current portfolio, taking into account the observable returns in historical scenarios of extreme volatility.
In addition to the risk metrics described above, we also analyze sensitivity and loss control measures. They include:
•Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and
•Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.
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
The VaR is calculated with a confidence interval of 99%, a historical period of four years (1,000 working days) and a holding period that varies in accordance with the portfolio’s market liquidity, considering a minimum horizon of ten working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.
We calculate VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Consolidated VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2025	Average	Minimum	Maximum	December 31, 2024
	(In millions of R$)
Group of Risk Factor
Interest rate	1,303	1,028	1,974	1,376	1,179	988	2,120	2,009
Currencies	40	22	97	51	36	18	64	50
Equities	45	36	89	46	51	35	86	46
Commodities	30	10	67	40	17	8	41	19
Diversification effect (2)	—	—	—	(385)	—	—	—	(381)
Total	1,085	777	1,744	1,128	939	756	1,902	1,743
1)Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. 2)Reduction of risk due to the combination of all risk factors.

As of December 31, 2025, our average global VaR (Historical Simulation) was R$1,085 million, or 0.5% of our consolidated stockholders’ equity as of December 31, 2025, compared to our average global VaR (historical simulation) of R$939 million as of December 31, 2024 or 0.4% of our consolidated stockholders’ equity as of December 31, 2024.
VaR – Trading Book
The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$122.1 million as of December 31, 2025, compared to R$71.4 million as of December 31, 2024.

Trading Book VaR (1)	Average	Minimum	Maximum	December 31, 2025	Average	Minimum	Maximum	December 31, 2024
	(In millions of R$)
Group of Risk Factor
Interest rate	111.6	75.6	195.0	127.0	70.0	22.8	276.4	118.4
Currencies	52.9	36.6	117.8	55.0	29.8	2.4	122.4	52.7
Equities	41.4	30.7	86.4	33.1	49.8	33.6	107.1	47.4
Commodities	32.2	10.4	104.6	40.0	18.0	3.0	57.3	15.4
Diversification effect (2)				(139.8)				(129.3)
Total	122.1	92.2	176.0	115.3	71.4	46.1	131.3	104.5
1)Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. 2)Reduction of risk due to the combination of all risk factors.

Backtesting
The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the BCBS. The ranges are divided into:
•Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;
•Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and;
•Red (10 or more exceptions): demonstrates the need for improvement action.
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
The actual and hypothetical P&L had no exceptions over the preceding 250 business days ended December 31, 2025.
We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as the VaR results by trading units and risk factors. These results are reported to senior market risk management. Senior management regularly reviews and evaluates the results of these tests.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A.Debt Securities
Not applicable.

12B.Warrants and Rights
Not applicable.
12C.Other Securities
Not applicable.
12D.American Depositary Shares
Our preferred shares have been traded on the NYSE in the form of ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements in IFRS since 2011 and compliance with U.S. legal requirements, including the Exchange Act and the Sarbanes- Oxley Act of 2002.
In the year ended December 31, 2025, our ADSs were issued by JP Morgan, as depositary, under a Deposit Agreement, dated as of January 29, 2024, among us, the depositary and the owners and beneficial owners of ADSs from time to time. The depositary’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.
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
Please refer to “Item 10E. Taxation” for further information.
Fees and Expenses
The following table summarizes the fees and expenses payable by holders of ADSs to the depositary:

Event	Fees
Insurance (1) or cancellation of the purpose of withdrawal (2) of ADSs.	U.S.$5.00 (or less) per 100 ADSs (or portion thereof) plus any additional fees charged by any governmental authorities or other institutions for the execution and delivery or surrender of ADSs.
Direct or indirect distribution of securities.	U.S.$0.05 (or less) per ADS (or portion thereof).
Any cash distribution	U.S.$0.05 (or less) per ADS (or portion thereof).
Depositary services	U.S.$0.05 (or less) per ADS (or portion thereof) on a periodic basis during each calendar year.
(1)Including issuances resulting from a distribution of preferred shares or rights or other property, substitution of underlying shares of transferring, splitting or grouping of receipts.
(2)Including if the deposit agreement terminates.

In addition, set below are other fees and expenses payable by holders of ADSs:
•Registration fees: transfer or registration expenses incurred for the registration or transfer of our deposited securities on any applicable register in connection with the deposit or the securities.
•Foreign currency conversion expenses: expenses of the depositary in converting foreign currency to U.S. dollars
•Transaction fee per cancellation request and any applicable delivery expenses.

•Stock transfer or other related taxes and other governmental charges.
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
JP Morgan, as depositary for the year ended December 31, 2025, has agreed to reimburse us for expenses related to establishment and maintenance of the ADS program, including, among others, our expenses incurred in connection with investor relations activities, such as continuing annual stock exchange listing fees and any other ADR program expenses. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S federal tax information, mailing required tax forms, stationery, facsimile, and telephone calls, as well as to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2025, such reimbursements amounted to U.S.$45.3 million.
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
Please see “Item 8A. Consolidated Statements and Other Financial Information—Shareholders’ Payment” for details on our dividend policy.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES

15A.Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our CEO, and our CFO, we carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as required by paragraph (b) of the Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2025.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Therefore, our management does not expect that the controls will prevent all errors and frauds.
Based upon the evaluation performed, our CEO and CFO have concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officers and principal financial officers, to allow timely decisions regarding required disclosure.
15B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with the IFRS as issued by the IASB.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or a decline in the level of compliance with policies or procedures may occur. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.
The effectiveness of our internal controls over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm.
15C. Attestation Report of the Independent Registered Public Accounting Firm
The report of PricewaterhouseCoopers Auditores Independentes Ltda., our independent registered public accounting firm, dated April 29, 2026, on the effectiveness of our internal control over financial reporting as of December 31, 2025, is presented with our consolidated financial statements.
For further information on our independent auditor’s report, see our audited consolidated financial statements.
15D. Changes in Internal Control Over Financial Reporting
In connection with the evaluation required by the Exchange Act Rule 13a-15(d), our management, including our CEO and CFO, concluded that the changes that occurred during the year ended December 31, 2025, have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. RESERVED
16A.Audit Committee Financial Expert
Our board of directors has designated Mrs. Maria Elena Cardoso Figueira as our audit committee financial expert that meets the requirements set forth by the SEC, the NYSE and the Central Bank. Our audit committee financial expert along with the other members of our audit committee is independent pursuant to CMN Resolution No 4,910/21, which requires that the members not be, or have been in the last year, an officer or employee of the company or its affiliates or an employee with managerial responsibilities in the internal audit division of the financial institution. Other members of our audit committee are financially literate and we believe the skills, experience and education of our audit committee members qualify them to carry out all of their duties as members of the audit committee, including overseeing the preparation of our IFRS Accounting Standards Financial Statements. In addition, our audit committee may retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate. For more information on our Audit Committee, see “Item 6C. Board Practices—Board of Directors Committees—Audit Committee.”

16B.Code of Ethics and Conduct
We consider ethics to be an essential value for our reputation and longevity of our company. All of our employees, officers and directors are subject to our Code of Ethics and Conduct. We report each year under this annual report on Form 20-F any waivers of the Code of Ethics and Conduct, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. In 2025 we did not grant any such waivers. The Code of Ethics and Conduct governs all relations between our companies and our stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society).
A copy of our Code of Ethics and Conduct is available on our Investors Relations website, which is not incorporated by reference to this annual report. An update of our Code of Ethics and Conduct was launched in November 2022 and a new update is scheduled for 2026.
16C.Principal Accountant Fees and Services
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
Fees and Services of the Principal Auditor
The following table sets forth the total amount charged by PwC by category for services provided in the years ended December 31, 2025 and 2024:

Fees	2025	% Approved by the Audit Committee	2024	% Approved by the Audit Committee
	(In thousands of R$)
Audit Fees	83,325	100.0	70,203	100.0
Audit-Related Fees	4,419	100.0	3,144	100.0
Tax Fees	983	100.0	866	100.0
All Other Fees	909	100.0	18	100.0
Total	89,636		74,231

Audit fees:	Audit-related fees:
For the audit of our consolidated financial statements, the review of our quarterly financial statements, as well as the audit and review of financial statements of our subsidiaries, services relating to issuing comfort letters in securities offerings, issuance of reports required by regulatory bodies and audit of internal control over financial reporting in connection with the Sarbanes-Oxley Act requirements.	For independent assurance on internal controls, including certain services provided to customers, on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report, on certain agreements signed with regulatory authorities, compliance with financial covenants and appraisal reports at book value.
Tax fees:	Other fees:
For review of the calculations and tax settlement, compliance with tax regulations and tax alignment with transfer pricing rules.	For conducting a diagnostics on sustainability and climate-related information, training and acquisition of technical materials.
16D.Exemptions from the Listing Standards for Audit Committees
Under the audit committee rules of the NYSE and the SEC, listed companies must comply with Rule 10A-3 of the Exchange Act (Listing Standards Relating to Audit Committees). Rule 10A-3 requires that listed companies establish an audit committee composed of members of the board of directors that meets specified requirements or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the general exemption for audit committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Exchange Act.

In accordance with Central Bank regulations, we have established a body similar to the audit committee of the board of directors of a U.S. company, which we are required to call an “audit committee.” All the members of our Audit Committee are independent in accordance with the criteria established by the Central Bank. For more information, see “Item 6A. Director and Senior Management—Audit Committee.”
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
16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In conformity with best corporate governance practices, on November 18, 2004, we started to voluntarily disclose our Policy for Trading our securities. For further information, see our Investor Relations website (“Menu - Itaú Unibanco - Corporate Governance - Policies - Others - Operating Rules for the Trading of Own Shares as Treasury Stock”) which is not incorporated by reference to this annual report. We disclose to the market the transactions carried out with our own shares by our Treasury department on a monthly basis, as well as the other disclosure requirements imposed by the Brazilian securities regulation and the SEC.
Our previous buyback program was approved by our board of directors on February 5, 2025, and would end on February 5, 2026.
On February 4, 2026, our board of directors approved: (i) the early termination, effective immediately, of the stock buyback program, approved on February 5, 2025; and (ii) the launch of a new stock buyback program, effective immediately, authorizing the buyback of up to 200,000,000 preferred shares issued by us, without capital reduction, to be held in treasury, cancelled or replaced in the market in accordance with the Brazilian Corporate Law and CVM Resolution No. 77/2022. These buybacks, if any, should occur from February 5, 2026 until August 4 , 2027, at market value and will be intermediated by Itaú Corretora de Valores.
The share buyback program has the following objectives: (i) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of compensation models, long-term incentive plans and institutional projects; and (ii) cancel the shares issued by us. All buybacks shall be carried out on stock exchanges.
On November 27, 2025 our board of directors approved the cancellation of 78,850,638 preferred shares, in the amount of R$3.0 billion without reduction of the subscribed and paid-in share capital. These shares were acquired by us under the then current buyback program and are being held in treasury. Furthermore, on December 18, 2025, our board of directors approved the increase in the subscribed and paid-in capital within the limit of the authorized capital in the amount of R$12,846,837,880.00), through the capitalization of amounts recorded in the Company’s Revenue Reserves. The capital increase was carried out through the issuance of 321,170,947 new book-entry shares, with no par value, comprising 163,623,582 common shares and 157,547,365 preferred shares, which were attributed free of charge to the Company’s stockholders, as a bonus issue, at the proportion of 3 (three) new shares of the same type for every 100 shares held, with treasury shares also included as bonus shares in the same proportion. As a result of the share cancellation events and the capital increase, our subscribed and fully paid-in share capital amounted to R$136,909,898,070.00, represented by 11,026,869,192 book-entry shares with no par value, comprising 5,617,742,977 common shares and 5,409,126,215 preferred shares.

Period	(a) Total number of preferred shares purchased	(b) Average price paid per preferred share	(c) Total number of preferred shares purchased as part of publicly announced plans or programs	(d) Maximum number of preferred shares that may yet be purchased under the plans or programs
02/05 to 02/28/2024	-	-	-	75,000,000
03/01/2024 to 01/31/2025	27,000,000	32.23	-	48,000,000
02/01 to 02/04/2025 (1)	-	-	-	48,000,000
02/05 to 02/17/2025 (2)	-	-	-	200,000,000
02/18 to 02/28/2025	2,500,000	33.08	-	197,500,000
03/01 to 03/31/2025	-	-	-	197,500,000
04/01 to 04/30/2025	-	-	-	197,500,000
05/01 to 05/31/2025	-	-	-	197,500,000
06/01 to 06/30/2025	-	-	-	197,500,000
07/01 to 07/31/2025	-	-	-	197,500,000
08/01 to 08/31/2025	27,665,070	37.02	-	169,834,930
09/01 to 09/30/2025	20,491,811	38.34	-	149,343,119
10/01 to 10/31/2025	16,654,004	37.54	-	132,689,115
11/01 to 11/30/2025	14,001,155	40.35	-	118,687,960
12/01 to 12/31/2025	-	-	-	118,687,960
01/01 to 01/31/2026	-	-	-	118,687,960
02/01 to 02/04/2026 (3)	-	-	-	118,687,960
02/05/2026 (4)	-	-	-	200,000,000
02/06 to 02/28/2026	36,555,258	48.11	-	163,444,742
03/01 to 03/31/2026	-	-	-	163,444,742
04/01 to 04/30/2026	-	-	-	163,444,742
1) The board of directors, meeting on February 5, 2025, has resolved to terminate early, as of this date, the stock buyback program approved at the board meeting held on February 5, 2024, which would terminate on August 4, 2025.
2) The board of directors, meeting on February 5, 2025, has resolved to approve the new stock buyback program, to be effective as of this date through February 5, 2026, authorizing the purchase of up to 200,000,000 preferred shares issued by the Company, with no reduction of capital.
3) The board of directors, meeting on February 4, 2026, has resolved to terminate early, as of this date, the stock buyback program approved at the board meeting held on February 5, 2025, which would terminate on February 5, 2026.
4) The board of directors, meeting on February 4, 2026, has resolved to approve the new stock buyback program, to be effective as of this date through August 4, 2027, authorizing the purchase of up to 200,000,000 preferred shares issued by the Company, with no reduction of capital.

16F.Change in Registrant’s Certifying Accountant
Not applicable.
16G.Corporate Governance
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
16H.Mine Safety Disclosure
Not applicable.
16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
16J.Insider trading policies
We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards applicable to us. Our board of directors adopted the Policy for Trading Itaú Unibanco Holding S.A. Securities and the Policy for the Disclosure of Material Acts or Facts on March 27, 2025, and June 26, 2025, respectively. For further information on our insider trading policies and procedures, see Exhibit 11(b) to this annual report.
16K.Cybersecurity
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
We have a cybersecurity department that is responsible for monitoring our technological environment and for assessing any threats and alerts relating to cybersecurity 24/7. Once the cybersecurity department identifies a cybersecurity incident, it classifies the incident as material or not based upon internal guidelines, as described in the Information Security and Cybersecurity Incident Response Plan (Plano de Tratamento de Incidentes de Segurança da Informação e Cyber Security), prepared by our cybersecurity department and approved by our board of directors, which consider, among other matters, the impact of the cybersecurity incidents on our financial system and whether there is evidence that any customer or general public information has been exfiltrated. Upon the determination that a material cybersecurity incident has occurred and that such an incident may materially damage the individuals whose personal information has been exfiltrated, the cybersecurity department is required to report the incident to the audit committee as well as to notify the relevant Brazilian authorities and those individuals implicated. In the event of a cybersecurity incident affecting personal information of our employees, the cybersecurity department reports to the inspectorate for joint action. The cybersecurity department is led by our chief information security officer (“CISO”), Daniel Menezes Santana, who reports to our CSO, Adriano Cabral Volpini.

Mr. Volpini has over 30 years of experience in the financial services industry, with extensive expertise in corporate security, risk management and fraud prevention, and currently serves as Corporate Security Director and CSO of the Itaú Unibanco Group.
Mr. Santana has more than 20 years of experience in information security and cybersecurity and has held senior leadership roles in the field. He has been serving as CISO since April 2025.
Our cybersecurity processes have been comprehensively integrated into our risk management system and strategy. Our cybersecurity department prepares an annual cybersecurity report outlining cybersecurity incidents if any, actions taken to respond to those incidents and measures adopted to prevent cybersecurity incidents from occurring. This annual cybersecurity report is presented to the risk committee, the audit committee and the board of directors to ensure compliance with regulatory requirements in Brazil. We also conduct, on a continuous basis, stress tests to our cybersecurity infrastructure and environment to identify potential weaknesses and improve our controls and procedures. In addition, we roll out awareness campaigns and/or trainings periodically for our employees and, every two years, we conduct mandatory training on cybersecurity matters for our employees, the cybersecurity department, executive management and the board of directors.
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
From an operational perspective, we use tools such as network behavioral analysis, intrusion prevention systems or IPS, firewalls, antiviruses, antispam systems, among others to protect us against external and internal attacks. Those systems are used to protect our information and information of our customers regardless of where it is located (i.e., within our own infrastructure, a cloud provider or service provider’s infrastructure) throughout the lifecycle of the information. In line with the growing use of AI technology, we have implemented a comprehensive safety journey for the use of AI in business enablement, supported by internal policies and procedures governing its application in our operations, designed to ensure the safe use of this technology while promoting appropriate risk management and regulatory compliance. In line with the growing use AI technology, we have implemented internal policies and procedures governing the use of AI in our business operations, designed to promote appropriate risk management and compliance. For more information on the risks associated with the use of AI, see “Item 3D. Risk Factors—Business Operations—As the regulatory framework for AI and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.”
Risks from cybersecurity threats, including any previous cybersecurity events, have not materially affected us or our business strategy, results of operations or financial condition as of the date of this annual report. For more information on cybersecurity risks, see “Item 3D. Risk Factors—Business Operations—Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.”

Governance
Our board of directors, which includes members with technology and cybersecurity experience, oversees the management of cybersecurity risks as well as participates in the establishment of our cybersecurity strategy. Our Risk Committee (Comitê de Risco) receives reports on cybersecurity incidents occurring in the applicable period and information relating to the management of cybersecurity threats. Based on this report, we define measures and improvements to enhance our management of cybersecurity issues. Additionally, our board of directors’ reviews annually our Corporate Information

Security and Cyber Security Policy and our response plan to cybersecurity incidents, as well as periodically approves our cybersecurity strategy.
In addition to our board of directors, our management plays an important role in managing cybersecurity threats. We have a department solely dedicated to identifying, assessing and managing cybersecurity threats, incidents and issues. Since 2025, this department is led by our CISO, who reports to our CSO, and both ultimately report to our CRO. The CISO and CSO must have a long and solid expertise in cybersecurity matters and reports material cybersecurity risks to CRO. The CRO monitors material cybersecurity risks and reports them to the executive committee. Additional information on the biographical information relating to each of our CISO CRO is available available at our Investor Relations website, which is not incorporated by reference into this annual report.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.
ITEM 18. FINANCIAL STATEMENTS
Our consolidated financial statements, together with the Report of Independent Registered Public Accounting Firm, are embedded as part of this annual report.
ITEM 19. EXHIBITS

No.	Description
1	Bylaws of Itaú Unibanco Holding S.A. (unofficial English translation) *
2(a)	Second Amended and Restated Deposit Agreement Among Itaú Unibanco Holding S.A., JPMorgan Chase Bank, N.A., as Depositary, and Holders and Beneficial Owners of American Depositary Receipts **
2(b)(i)	The total amount of long-term debt securities of Itaú Unibanco Holding S.A. and our subsidiaries under any one instrument does not exceed 10.0% of our total assets on a consolidated basis. We agree to furnish copies of instruments defining the rights of certain holders of long-term debt to the SEC upon request.
2 (d)	Description of Securities Registered Under Section 12 of the Exchange Act. +
4 (a)	Shareholders’ Agreement, dated as of January 27, 2009, between Itaúsa—Investimentos Itaú S.A. and the Moreira Salles family (unofficial English translation). ***
4(c)	Stock Grant Plan (unofficial English translation) ****
8.1
List of subsidiaries (incorporated by reference to “Note 2(c) - Accounting Policies, Critical Estimates and Material Judgments - I - Consolidation” to our consolidated financial statements included in this annual report on Form 20-F).+

11(a)	Code of Ethics (unofficial English translation) *****
11(b)	Insider Trading Policy ******
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 +
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 +
13	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +
EX 97	Remuneration Policy for Administrators and Clawback (unofficial English translation) *******

* Incorporated by reference to the Company’s Registration Statement on Form 6-K (File No. 001-15276) filed with the Securities and Exchange Commission on April 28, 2026.
** Incorporated by reference to the Company’s Registration Statement on Form 6/A (File No. 333-276560) filed with the Securities and Exchange Commission on January 23, 2024.
*** Incorporated by reference to our Annual Report on Form 20-F/A filed on May 17, 2010 (Commission File No. 1-15227).
**** Incorporated by reference to the Company’s Registration Statement on Form 6-K (File No. 001-15276) filed with the Securities and Exchange Commission on November 1, 2024.
***** Incorporated by reference to the Company’s Registration Statement on Form 6-K (File No. 001-15276) filed with the Securities and Exchange Commission on October 3, 2024.
****** Incorporated by reference to the Company’s Registration Statement on Form 6-K (File No. 001-15276) filed with the Securities and Exchange Commission on January 26, 2026.

******* Incorporated by reference to the Company’s Registration Statement on Form 6-K (File No. 001-15276) filed with the Securities and Exchange Commission on December 29, 2025.

+ Filed herewith.

Glossary
A
•ABECS – Associação Brasileira de Empresas de Cartões de Crédito e Serviços (Brazilian Association of Credit Cards and Services Companies)
•ABECIP - Associação Brasileira das Entidades de Crédito Imobiliário e Poupança
•ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Association of Publicly Traded Companies)
•ADR - American Depositary Receipts
•ADS – American Depositary Shares
•AI - Artificial Intelligence
•ALCCO – Asset Liability Capital Committee
•ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (Brazilian Financial and Capital Markets Association)
•ANPD – Autoridade Nacional de Proteção de Dados (National Authority of Data Protection)
•ANS – Agência Nacional de Saúde Suplementar (National Regulatory Agency for Private Health Insurance and Plans)
•ASF – Available Stable Funds
•ATM – Automated Teller Machine
B
•B3 S.A. – Brasil, Bolsa, Balcão (Brazilian Exchange and OTC)
•Banco Itaú Argentina – Banco Itaú Argentina S.A
•Banco Itaú Chile – Banco Itaú Chile S.A.
•Banco Itaú Paraguay – Banco Itaú Paraguay S.A
•Banco Itaú Uruguay – Banco Itaú Uruguay S.A
•BCBS – Basel Committee for Banking Supervision
•BCI – Business Continuity Institute
•BCP – Business Continuity Program
•BEPS Project - Base Erosion and Profit Shifting
•BIA – Business Impact Analysis
•BIS – Bank for International Settlements
•BNDES – Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank)
•Brazilian Anti-Corruption Law – Law No. 12,846 of August 1, 2013, as amended (Lei Anticorrupção Brasileira)
•Brazilian Anti-Money Laundering Law – Law No. 9,613/1998, as amended (Lei de Prevenção à Lavagem de Dinheiro)
•Brazilian Consumer Protection Code – Código de Defesa do Consumidor
•Brazilian Corporate Law – Law No. 6,404, of December 15, 1976, as amended (including by Law No. 11,638)
•Brazilian Labor Law – Law No. 5,452, as amended (Consolidação das Leis de Trabalho - CLT)

•BRGAAP – The accounting principles and standards adopted in Brazil applicable to institutions authorized to operate by the Central Bank.
C
•CADE – Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense)
•CARF - Conselho Administrativo de Recursos Fiscais
•CBS – Contribuição sobre Bens e Serviços (Contribution on Goods and Services)
•CCR – Counterparty Credit Risk
•CDI – Certificado de Depósito Interbancário (Interbank Deposit Certificate)
•CDP - Carbon Disclosure Project
•Central Bank – Banco Central do Brasil (Brazilian Central Bank)
•CFC – Conselho Federal de Contabilidade (Federal Accounting Council)
•CGRC – Risk and Capital Management Committee
•Cia. E. Johnston – Companhia E. Johnston de Participações
•CLP – Chilean peso
•CMN – Conselho Monetário Nacional (National Monetary Council)
•CNPJ – Cadastro Nacional da Pessoa Jurídica (National Registry of Legal Entities)
•CNSP – Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•COAF – Conselho de Controle de Atividades Financeiras (Financial Activities Control Council)
•Code – U.S. Internal Revenue Code of 1986
•COPOM – Comitê de Política Monetária (Central Bank Monetary Policy Committee)
•COFINS – Contribuição Para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security)
•CPC – Comitê de Pronunciamentos Contábeis
•CPI - Consumer Price Index
•CRO – Chief Risk Officer
•CRS – Common Reporting Standard
•CRSAC Superior - Superior Social, Environmental and Climate Risk Committee
•CRUI-R – International Units Risk Committee
•CSC – Superior Credit Committee
•CSCCA – Superior Wholesale Credit and Collection Committee
•CSCCV – Superior Retail Credit and Collection Committee
•CSESG – Superior ESG Commission
•CSIS – Superior Commission for Corporate Investment
•CSLL – Contribuição Social Sobre o Lucro Líquido (Social Contribution on Net Profits)
•CSO – Chief Security Officer
•CSCOR - Superior Compliance & Operational Risk Commission
•CSP – Superior Products Committee

•CSPLD – Superior Anti-Money Laundering Committee
•CSRML – Superior Market Risk and Liquidity Committee
•CTAM – Model Assessment Technical Committee
•CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)
D
•DJSI – Dow Jones Sustainability Index
•DRII – Disaster Recovery Institute International
•D-SIB – Domestic Systematically Important Bank
E
•EAPCs – Open Entities Pension Funds
•ESG – Environmental, Social and Governance
F
•FATF – Financial Action Task Force
•FATCA – U.S. Foreign Account Tax Compliance Act
•FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks)
•FENAPREVI - Federação Nacional de Previdência Privada e Vida (National Federation of Private Pension and Life)
•Fed – U.S. Federal Reserve System
•FFI – Foreign Financial Institutions
•FGC – Fundo Garantidor de Crédito (Credit Insurance Fund)
•FGTS – Fundo de Garantia do Tempo de Serviço (Severance Indemnity Fund)
•FIC - Crédito, Financiamento e Investimento
•FRTB – Fundamental Review of the Trading Book
•FSB - Financial Stability Board
G
•GCB - Lake Niassa Empreendimentos e Participações Ltda
•GDP – Gross Domestic Product
•GHG – Greenhouse gas
•GloBE – OECD’s Global Rules Against Base Erosion
•GRSAC Report – Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidade Sociais, Ambientais e Climáticas)
•G-SIB – Global Systemically Important Bank
•GPA - Companhia Brasileira de Distribuição
H
•HICP - Harmonised Index of Consumer Prices
I
•IAS – International Accounting Standards

•IASB – International Accounting Standards Board
•IBGE - Instituto Brasileiro de Geografia e Estatística
•IBRI – Instituto Brasileiro de Relações com Investidores (Brazilian Investor Relations Institute)
•IBS – Imposto sobre Bens e Serviços (Tax on Goods and Services)
•ICAAP – Internal Capital Adequacy Assessment Process
•ICMS – Imposto sobre Circulação de Mercadorias e Serviços (Tax on Distribution of Goods and Services)
•Intrag - Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.
•IFRS – International Financial Reporting Standards
•IGA – Intergovernmental Agreements
•IGA-BR – Intergovernmental Agreements Brazil
•IGP-M – Índice Geral de Preços do Mercado (General Market Price Index)
•IOF – Imposto Sobre Operações Financeiras (Tax on Financial Transactions)
•IOSCO – International Organization of Securities Commissions
•IPCA – Índice de Preços ao Consumidor Amplo (Broad Consumer Price Index)
•IPCC - Intergovernmental Panel on Climate Change
•IPI – Imposto sobre Produtos Industrializados (Tax on Industrialized Products)
•IPO – Initial Public Offering
•IRPJ – Imposto de Renda da Pessoa Jurídica (Corporate Income Tax)
•IRRF - Imposto de Renda Retido na Fonte
•IRS – U.S. Internal Revenue Service
•ISE – Índice de Sustentabilidade Empresarial (Corporate Sustainability Index)
•ISS – Imposto sobre Serviços (Service Tax)
•ISSB - International Sustainability Standards Board
•Itau BBA International – Itau BBA International plc
•Itaucard – Banco Itaucard S.A.
•Itaú Europe – Itaú BBA Europe S.A.
•Itaú Holding Financeira – Itaú Holding Financeira S.A.
•Itaú Unibanco Group – Itaú Unibanco Holding S.A. and all its subsidiaries and affiliates
•Itaúsa – Itaú Investimentos S.A.
•ITCMD – Imposto de Transmissão Causa Mortis ou Doação (Inheritance, Gift or Succession Tax)
•IU - International Unit
•IUPAR – Itaú Unibanco Participações S.A.
J
•JP Morgan – JP MORGAN CHASE BANK, N.A.
K

•KYC – Know Your Customer
•KYP – Know Your Partner
•KYS – Know Your Supplier
•KYE – Know Your Employee
L
•LCAs – Agribusiness Credit Letters
•LCIs – Real Estate Credit Letters
•LCR – Liquidity Coverage Ratio
•LGPD – Lei Geral de Proteção de Dados Pessoais (General Law on the Protection of Personal Data)
•LIGs – Brazilian Covered Bonds
•LR – Leverage Ratio
N
•NPS - Net Promoter Score
•NSFR – Net Stable Funding Ratio
•NYSE – New York Stock Exchange
O
•OECD – Organization for Economic Cooperation and Development
P
•PCAOB – Public Company Accounting Oversight Board
•PCAF – Partnership for Carbon Accounting Financials
•PEP – Politically Exposed Person
•PFIC – Passive Foreign Investment Company
•P&L – Possible Gains and Losses
•PIS – Programa de Integração Social (Social Integration Program)
•Pix – Instant Payment Arrangement
•PNMPO - National Guided and Productive Microcredit Program
•PRB - Principles for Responsible Banking
•PRI - Principles for Responsible Investment
•PRSO – Recovery and Organized Exit Plan
•PwC – PricewaterhouseCoopers Auditores Independentes Ltda.
Q
•QDMTT – Qualified Domestic Minimum Top-Up Tax
R
•RAET – Regime Especial de Administração Temporária (Temporary Special Administration Regime)
•Redecard - Redecard Instituição de Pagamento S.A.

•RFB - Brazilian Federal Revenue Service
•RSF – Required Stable Funds
•RWA – Risk Weighted Asset
•RWAOPAD – Required Capital for Risk-Weighted Assets
S
•SAC – Social, Environmental and Climate
•SCE-IED – Foreign Capital Reporting System of Foreign Direct Investment
•SEC – U.S. Securities and Exchange Commission
•SELIC – Sistema Especial de Liquidação e Custódia (Special Clearing and Escrow System)
•SFN – Sistema Financeiro Nacional (National Financial System)
•SOX – The Sarbanes-Oxley Act of 2002
•SPB – Sistema de Pagamentos Brasileiro (Brazilian Payment System)
•STF – Supremo Tribunal Federal (Brazilian Federal Supreme Court)
•SUSEP – Superintendência de Seguros Privados (Superintendency of Private Insurance)
•SMEs - Small and Medium Enterprises
T
•Tax Reform – Reforma Tributária (converted into Constitutional Amendment No. 132)
•TCFD – Task Force on Climate Related Financial Disclosures
•TECHFIN – TOTVS TECHFIN S.A.
•TECBAN - Technologia Bancaria S.A.
•TR – Taxa Referencial (Brazilian Reference Interest Rate)
U
•UBOs – Ultimate Beneficial Owners
•Unibanco – União de Bancos Brasileiros S.A.
•UNSC – United Nations Security Council
•U.S. – United States of America
V
•VaR – Value at Risk
•VASPs - Virtual Asset Service Providers

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
Dated: April 29, 2026

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Itaú Unibanco Holding S.A. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows, for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under item 15(b). Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Measurement of the provision for expected credit loss of loan and lease operations
As described in Notes 2(c) IV.III and 10 to the consolidated financial statements, the provision for expected credit loss of loan and lease operations was R$ 48,341 million on a total loan and lease operations portfolio of R$ 1,083,798 million as of December 31, 2025. The measurement of the provision for expected credit loss of loan and lease operations requires the application of significant assumptions and use of quantitative models. Management exercises judgment in respect to the amounts resulting from models, and the applicable adjustments. The main judgments exercised by management to calculate the provision for expected credit loss are: (i) selection of quantitative models to assess the expected credit loss, (ii) determination of triggers to significantly increase or decrease credit risk, (iii) identification and grouping of portfolios with similar credit risk characteristics, (iv) establishment of the maximum contractual period for assets with no determined maturity, (v) determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) testing the effectiveness of controls related to management's measurement of the provision for expected credit loss of loan and lease operations, which included controls over the assumptions used; (ii) testing of the reasonableness of significant assumptions and data inputs used in the calculation of the provision for expected loss, including management's approval and validation process; and (iii) evaluating the disclosures in the financial statements in relation to the measurement of the provision for expected credit loss. Professionals with specialized skills and knowledge assisted in evaluating the reasonableness of significant assumptions.
Valuation of financial assets not actively traded in the market
As described in Notes 2(c) IV.III, and 28 to the consolidated financial statements, the Company had total financial assets measured at fair value of R$ 764,339 million, of which R$ 15,470 million is represented by Level 2 shares and real estate receivables certificates, and Level 3 debentures not actively traded in the market as of December 31, 2025. The valuation of financial assets not actively traded in the market is calculated using valuation techniques based on assumptions that consider market information and conditions. The main assumptions and judgments considered to estimate the fair value are: (i) historical data base, (ii) information on similar transactions, (iii) discount rate and estimate of future cash flows, and (iv) models used with the selection of specific inputs and, in certain cases, evaluation adjustments applied to the model amount or price quoted for financial instruments that are not actively traded.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) evaluating the appropriateness of the valuation techniques used for these financial assets at fair value not actively traded in the market and the significant assumptions used by management, by comparing them with independent valuation techniques and assumptions commonly used in the market; (ii) testing the effectiveness of controls in relation to valuation techniques, including the relevant inputs and data used in performing these controls; (iii) with the assistance of professionals with specialized skills and knowledge, calculating, on a sample basis, an independent estimate of fair value for financial instruments and comparing management's estimates with the independently developed estimates of fair value for these instruments; (iv) evaluating disclosures in the financial statements in relation to the valuation of financial assets.
Provision for litigations
As described in Notes 2(c) XII and 29 to the consolidated financial statements, the Company recognizes liabilities in the consolidated financial statements for the outcome of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. The Company's consolidated provision for pending litigations related to civil, labor, tax and social security provisions was R$ 16,398 million as of December 31, 2025. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or a range of possible losses for any of the pending claims. The Company also discloses a contingency in circumstances where management concludes no loss is probable, but it is reasonably possible that a loss may be incurred. The principal consideration for our determination that performing procedures relating to the provision for litigations is a critical audit matter is that there was significant judgment made by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or a range of possible losses for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims.
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
April 29, 2026
We have served as the Company’s auditor since 2001.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Assets	Note	12/31/2025	12/31/2024
Cash		37,144	36,127
Financial assets		2,880,511	2,673,301
At Amortized Cost		2,042,788	1,912,804
Central Bank of Brazil deposits		167,275	160,698
Interbank deposits	4	66,195	66,931
Securities purchased under agreements to resell	4	280,595	243,220
Securities	9	329,965	327,507
Loan and lease operations	10	1,083,798	1,025,493
Other financial assets	18a	164,029	136,713
(-) Provision for expected credit loss	4, 9, 10	(49,069)	(47,758)
At Fair Value through Other Comprehensive Income		132,473	106,303
Securities	8	132,473	106,303
At Fair Value through Profit or Loss		705,250	654,194
Securities	5	628,774	560,143
Derivatives	6, 7	73,384	92,439
Other financial assets	18a	3,092	1,612
Insurance contracts	27	212	66
Tax assets		79,103	72,653
Income tax and social contribution - current	2c XIII	3,027	2,576
Income tax and social contribution - deferred	2c XIII, 24b I	63,486	58,859
Other		12,590	11,218
Other assets	18a	21,625	24,994
Investments in associates and joint ventures	11	10,840	10,074
Fixed assets, net	2c VIII, 13	12,635	13,263
Goodwill and Intangible assets, net	14	24,099	23,997
Total assets		3,066,169	2,854,475
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Liabilities and stockholders' equity	Note	12/31/2025	12/31/2024
Financial Liabilities		2,424,121	2,239,979
At Amortized Cost		2,350,901	2,148,776
Deposits	15	1,114,482	1,054,741
Securities sold under repurchase agreements	17a	434,607	388,787
Interbank market funds	17b	406,170	372,294
Institutional market funds	17c	154,194	140,547
Other financial liabilities	18b	241,448	192,407
At Fair Value through Profit or Loss		71,427	86,275
Derivatives	6, 7	69,741	85,413
Structured notes	16	57	318
Other financial liabilities	18b	1,629	544
Provisions for financial guarantees, credit commitments and credits to be released	10	1,793	4,928
Insurance contracts and private pension	27	353,253	306,899
Provisions	29	17,791	19,209
Tax liabilities	24c	11,582	11,345
Income tax and social contribution - current	2c XIII	6,436	4,364
Income tax and social contribution - deferred	2c XIII, 24b II	491	603
Other		4,655	6,378
Other liabilities	18b	44,346	55,759
Total liabilities		2,851,093	2,633,191
Total stockholders’ equity attributed to the owners of the parent company		204,501	211,090
Capital	19a	136,910	90,729
Treasury shares	19a	(13)	(909)
Capital reserves	19c	2,876	2,732
Profit reserves	19c	67,711	121,428
Other comprehensive income		(2,983)	(2,890)
Non-controlling interests	19d	10,575	10,194
Total stockholders’ equity		215,076	221,284
Total liabilities and stockholders' equity		3,066,169	2,854,475
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)
	Note	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Operating Revenues		167,780	168,050	154,971
Interest and similar income	21a	254,790	242,258	222,385
Interest and similar expense	21b	(219,338)	(167,278)	(158,250)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	58,054	32,011	29,145
Foreign exchange results and exchange variations in foreign transactions		19,218	(3,143)	4,432
Commissions and Banking Fees	22	46,997	47,071	45,731
Income from Insurance Contracts and Private Pension		8,731	6,982	6,613
Income from Insurance Contracts and Private Pension, net of Reinsurance	27	7,569	6,536	6,132
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(42,150)	(23,679)	(28,585)
Income from Financial Assets related to Insurance Contracts and Private Pension		43,312	24,125	29,066
Other income / (expenses)		(672)	10,149	4,915
Expected Credit Loss from Financial Assets		(28,833)	(32,311)	(30,445)
Expected Credit Loss with Loan and Lease Operations	10c	(32,617)	(29,468)	(31,563)
Expected Credit Loss with Other Financial Asset, net		3,784	(2,843)	1,118
Operating Revenues Net of Expected Credit Losses from Financial Assets		138,947	135,739	124,526
Other operating income / (expenses)		(88,697)	(88,183)	(84,826)
General and administrative expenses	23	(79,176)	(79,416)	(75,759)
Tax expenses		(10,938)	(9,814)	(9,987)
Share of profit or (loss) in associates and joint ventures	11	1,417	1,047	920
Income / (loss) before income tax and social contribution		50,250	47,556	39,700
Current income tax and social contribution	24a	(10,695)	(9,433)	(8,685)
Deferred income tax and social contribution	24a	6,294	4,005	2,862
Net income / (loss)		45,849	42,128	33,877
Net income attributable to owners of the parent company	25	44,857	41,085	33,105
Net income / (loss) attributable to non-controlling interests	19d	992	1,043	772

Earnings per share - basic	25
Common		4.05	3.70	2.98
Preferred		4.05	3.70	2.98
Earnings per share - diluted	25
Common		4.01	3.68	2.96
Preferred		4.01	3.68	2.96
Weighted average number of outstanding shares - basic	25
Common		5,617,742,977	5,617,742,977	5,617,742,977
Preferred		5,459,926,630	5,472,801,129	5,482,580,990
Weighted average number of outstanding shares - diluted	25
Common		5,617,742,977	5,617,742,977	5,617,742,977
Preferred		5,571,684,620	5,552,704,085	5,549,980,489
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)
	Note	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Net income / (loss)		45,849	42,128	33,877
Financial assets at fair value through other comprehensive income	8	980	(2,015)	4,681
Change in fair value		(3,259)	(7,030)	5,443
Tax effect		1,463	2,867	(1,105)
(Gains) / losses transferred to income		5,047	3,905	624
Tax effect		(2,271)	(1,757)	(281)
Hedge		1,002	(2,156)	684
Cash flow hedge	7	197	(488)	236
Change in fair value		361	(941)	457
Tax effect		(164)	453	(221)
Hedge of net investment in foreign operation	7	805	(1,668)	448
Change in fair value		2,854	(3,207)	848
Tax effect		(2,049)	1,539	(400)
Insurance contracts and private pension		938	470	(710)
Change in discount rate		1,390	976	(1,192)
Tax effect		(452)	(506)	482
Remeasurements of liabilities for post-employment benefits (1)		(5)	(115)	(324)
Remeasurements	26	(8)	(205)	(584)
Tax effect		3	90	260
Foreign exchange variation in foreign investments		(3,008)	8,552	(327)
Other comprehensive income of non-controlling interests		22	867	(924)
Total other comprehensive income		(71)	5,603	3,080
Total comprehensive income		45,778	47,731	36,957
Comprehensive income attributable to the owners of the parent company		44,764	45,821	37,109
Comprehensive income attributable to non-controlling interests		1,014	1,910	(152)
1) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)
		Attributed to owners of the parent company										Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Retained earnings	Other comprehensive income
							Financial assets at fair value through other comprehensive income (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total - 01/01/2023		90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Transactions with owners		-	60	140	-	-	-	-	-	-	-	200	-	200
Acquisition of treasury shares	19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares	19, 20	-	749	(2)	-	-	-	-	-	-	-	747	-	747
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	-	142	-	142
Dividends		-	-	-	11,000	(11,000)	-	-	-	-	-	-	(365)	(365)
Interest on capital		-	-	-	-	(12,315)	-	-	-	-	-	(12,315)	-	(12,315)
Unclaimed dividends and Interest on capital		-	-	-	-	53	-	-	-	-	-	53	-	53
Corporate reorganization	2c I, 3	-	-	-	265	-	-	-	-	-	-	265	-	265
Other		-	-	-	(2,852)	-	-	-	-	-	-	(2,852)	-	(2,852)
Total comprehensive income		-	-	-	-	33,105	4,681	(710)	(324)	(327)	684	37,109	(152)	36,957
Net income		-	-	-	-	33,105	-	-	-	-	-	33,105	772	33,877
Other comprehensive income for the period		-	-	-	-	-	4,681	(710)	(324)	(327)	684	4,004	(924)	3,080
Appropriations:
Legal reserve		-	-	-	1,669	(1,669)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	8,174	(8,174)	-	-	-	-	-	-	-	-
Total - 12/31/2023	19	90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Change in the period		-	60	140	18,256	-	4,681	(710)	(324)	(327)	684	22,460	(517)	21,943
Total - 01/01/2024		90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Transactions with owners		-	(898)	112	-	-	-	-	-	-	-	(786)	-	(786)
Acquisition of treasury shares	19, 20	-	(1,775)	-	-	-	-	-	-	-	-	(1,775)	-	(1,775)
Result of delivery of treasury shares	19, 20	-	877	(17)	-	-	-	-	-	-	-	860	-	860
Recognition of share-based payment plans		-	-	129	-	-	-	-	-	-	-	129	-	129
Dividends		-	-	-	12,229	(12,229)	-	-	-	-	-	-	(589)	(589)
Interest on capital		-	-	-	3,260	(15,875)	-	-	-	-	-	(12,615)	-	(12,615)
Dividends / Interest on capital - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	(11,000)
Unclaimed dividends and Interest on capital		-	-	-	-	32	-	-	-	-	-	32	-	32
Corporate reorganization	2c I, 3	-	-	-	(359)	-	-	-	-	-	-	(359)	-	(359)
Other		-	-	-	(180)	-	-	-	-	-	-	(180)	-	(180)
Total comprehensive income		-	-	-	-	41,085	(2,015)	470	(115)	8,552	(2,156)	45,821	1,910	47,731
Net income		-	-	-	-	41,085	-	-	-	-	-	41,085	1,043	42,128
Other comprehensive income for the period		-	-	-	-	-	(2,015)	470	(115)	8,552	(2,156)	4,736	867	5,603
Appropriations:
Legal reserve		-	-	-	1,406	(1,406)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	11,607	(11,607)	-	-	-	-	-	-	-	-
Total - 12/31/2024	19	90,729	(909)	2,732	121,428	-	(3,318)	556	(1,959)	11,730	(9,899)	211,090	10,194	221,284
Change in the period		-	(898)	112	16,963	-	(2,015)	470	(115)	8,552	(2,156)	20,913	1,321	22,234
Total - 01/01/2025		90,729	(909)	2,732	121,428	-	(3,318)	556	(1,959)	11,730	(9,899)	211,090	10,194	221,284
Transactions with owners		46,181	896	144	(49,181)	-	-	-	-	-	-	(1,960)	-	(1,960)
Acquisition of treasury shares	19, 20	-	(3,085)	-	-	-	-	-	-	-	-	(3,085)	-	(3,085)
Cancellation of treasury shares	19, 20	-	3,000	-	(3,000)	-	-	-	-	-	-	-	-	-
Result of delivery of treasury shares	19, 20	-	981	(10)	-	-	-	-	-	-	-	971	-	971
Recognition of shared-based payment plans		-	-	154	-	-	-	-	-	-	-	154	-	154
Capitalization by reserves		46,181	-	-	(46,181)	-	-	-	-	-	-	-	-	-
Dividends		-	-	-	-	(20,000)	-	-	-	-	-	(20,000)	(633)	(20,633)
Interest on capital		-	-	-	-	(13,704)	-	-	-	-	-	(13,704)	-	(13,704)
Dividends / Interest on capital - declared after previous period		-	-	-	(15,489)	-	-	-	-	-	-	(15,489)	-	(15,489)
Unclaimed dividends and Interest on capital		-	-	-	-	38	-	-	-	-	-	38	-	38
Corporate reorganization	2c I, 3	-	-	-	(5)	-	-	-	-	-	-	(5)	-	(5)
Other		-	-	-	(233)	-	-	-	-	-	-	(233)	-	(233)
Total comprehensive income		-	-	-	-	44,857	980	938	(5)	(3,008)	1,002	44,764	1,014	45,778
Net income		-	-	-	-	44,857	-	-	-	-	-	44,857	992	45,849
Other comprehensive income for the period		-	-	-	-	-	980	938	(5)	(3,008)	1,002	(93)	22	(71)
Appropriations:		-	-	-	-	-	-	-	-	-	-		-
Legal reserve		-	-	-	2,283	(2,283)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	8,908	(8,908)	-	-	-	-	-	-	-	-
Total - 12/31/2025	19	136,910	(13)	2,876	67,711	-	(2,338)	1,494	(1,964)	8,722	(8,897)	204,501	10,575	215,076
Change in the period		46,181	896	144	(53,717)	-	980	938	(5)	(3,008)	1,002	(6,589)	381	(6,208)
1)Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2)Includes cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)
	Note	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Adjusted net income		88,303	38,186	91,638
Net income		45,849	42,128	33,877
Adjustments to net income:		42,454	(3,942)	57,761
Share-based payment		178	217	200
Effects of changes in exchange rates on cash and cash equivalents		3,791	(8,404)	11,529
Expected credit loss with financial assets		28,833	32,311	30,445
Income from interest and foreign exchange variation from operations with subordinated debt		4,386	(1,794)	2,948
Financial income from insurance contracts and private pension	27	42,150	23,679	28,585
Depreciation and amortization		7,386	6,440	5,652
Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		1,622	1,180	799
Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		3,633	5,077	4,418
Revenue from update / charges on deposits in guarantee		(957)	(775)	(913)
Deferred taxes (excluding hedge tax effects)	24b	1,022	2,689	2,130
Income from share in the net income of associates and joint ventures and other investments		(1,417)	(1,047)	(920)
Income from financial assets at fair value through other comprehensive income		5,047	3,905	612
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(12,948)	(45,778)	(20,133)
Income from interest and foreign exchange variation of financial assets at amortized cost		(39,094)	(19,995)	(7,697)
Income from sale of investments and fixed assets		(331)	(395)	1,255
Other	23	(847)	(1,252)	(1,149)
Change in assets and liabilities		(53,837)	(31,117)	(14,145)
(Increase) / decrease in assets
Interbank deposits		37,343	(14,419)	4,583
Securities purchased under agreements to resell		(77,373)	(9,800)	3,137
Central Bank of Brazil deposits		(6,577)	(15,294)	(29,656)
Loan and lease operations		(91,605)	(146,210)	(34,191)
Derivatives (assets / liabilities)		4,385	(6,406)	(745)
Financial assets at fair value through profit or loss		(68,631)	(48,391)	(126,653)
Other financial assets		(27,839)	(8,500)	(16,853)
Tax assets		(1,823)	(2,964)	(2,819)
Other assets		(5,423)	(3,128)	(6,606)
(Decrease) / increase in liabilities
Deposits		59,741	103,389	79,914
Securities sold under repurchase agreements		45,820	26,001	69,346
Funds from interbank markets		33,876	43,649	34,058
Funds from institutional markets		10,724	22,409	(1,928)
Other financial liabilities		50,126	10,603	15,114
Financial liabilities at fair value through profit or loss		(260)	21	233
Insurance contracts and private pension		5,142	12,144	9,125
Provisions		(7,567)	380	1,165
Tax liabilities		11,626	980	3,234
Other liabilities		(15,800)	13,892	(6,523)
Payment of income tax and social contribution		(9,722)	(9,473)	(8,080)
Net cash from / (used in) operating activities		34,466	7,069	77,493
Dividends / Interest on capital received from investments in associates and joint ventures		612	450	583
(Purchase) / Funds from the sale of financial assets at fair value through other comprehensive income		(13,292)	60,204	18,219
(Purchase) / Redemptions of financial assets at amortized cost		39,257	(46,811)	(40,087)
(Purchase) / Sale of investments in associates and joint ventures		(22)	(352)	(1,081)
(Purchase) / Sale of fixed assets		(1,176)	(1,258)	(3,622)
(Purchase) / Sale and Termination of intangible asset agreements	14	(5,939)	(5,265)	(5,242)
Net cash from / (used in) investment activities		19,440	6,968	(31,230)
Raising of subordinated debt obligations		12,401	7,860	2,170
Redemption of subordinated debt obligations		(13,864)	(7,519)	(12,981)
Change in non-controlling interests stockholders		22	867	(923)
Acquisition of treasury shares		(3,085)	(1,775)	(689)
Result of delivery of treasury shares		947	772	689
Dividends / interest on capital paid to non-controlling interests		(633)	(589)	(366)
Dividends / interest on capital paid		(48,299)	(21,314)	(10,348)
Net cash from / (used in) financing activities		(52,511)	(21,698)	(22,448)
Net increase / (decrease) in cash and cash equivalents	2c III	1,395	(7,661)	23,815
Cash and cash equivalents at the beginning of the period		117,286	116,543	104,257
Effect of changes in exchange rates on cash and cash equivalents		(3,791)	8,404	(11,529)
Cash and cash equivalents at the end of the period		114,890	117,286	116,543
Cash		37,144	36,127	32,001
Interbank deposits		46,694	10,087	8,582
Securities purchased under agreements to resell - Collateral held		31,052	71,072	75,960
Additional information on cash flow (Mainly operating activities)
Interest received		219,617	219,741	208,243
Interest paid		194,597	131,096	115,518
Non-cash transactions
Dividends and interest on capital declared and not yet paid		4,403	5,436	4,799
The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.
Notes to the Consolidated Financial Statements
At 12/31/2025 and 12/31/2024 for balance sheet accounts and from 01/01 to 12/31 of 2025, 2024 and 2023 for the statement of income
(In millions of reais, except when indicated)
Note 1 - Operations
Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil.
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
These Consolidated Financial Statements were approved by the Board of Directors on April 29, 2026.
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
b) Changes in new accounting standards and interpretations of existing standards

I - Applicable for period ended December 31, 2025
There were no new accounting standards for the current period for ITAÚ UNIBANCO HOLDING.
II - Applicable for future periods
•IFRS 18 - Presentation and Disclosure in Financial Statements:
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
•IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures:
The mainly address the following topics: additional guidance on the assessment of "sole payments of principal and interest" (SPPI Test) for financial assets and date of recognition and write-off of financial instruments.
The amendments are effective for years starting on January 1st, 2026. ITAÚ UNIBANCO HOLDING, according to its best estimates, considers that the changes will have a positive effect of approximately 0.6% in Stockholders’ Equity, net of taxes.
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
I - Consolidation
The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.
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

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency (1)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2025	12/31/2024	12/31/2025	12/31/2024
In Brazil
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	53.88%	50.00%	53.88%	50.00%
Hipercard Banco Múltiplo S.A. (2)	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.
2) Company merged by Itaú Unibanco Holding S.A. at 01/31/2025.

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
Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income.
For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity.
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
Financial assets are written off, on the trading date, if:
•the contractual rights to the cash flows of the financial asset expire.
•there are no reasonable expectations of its recovery. In this case, the write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries are accounted for as revenue in as a counterpart to asset.
• ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset.
The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.
When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income.
During the period, ITAÚ UNIBANCO HOLDING updated the estimates of expected credit loss and write-off of financial assets. This change in the estimate resulted in the reduction of the period for the write-off of financial assets, which up to December 31, 2024 was up to 24 months. The change in the accounting estimate generated an impact of R$ (2,756) (R$ (1,453) net of taxes), recognized in income in 2025.
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
•Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.

•Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.
•Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss.
The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).
Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch.
Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated.
SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet the SPPI Test and it's classified in the category Fair value through profit or loss.
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
Equity instruments: the shares and quotas are classified at Fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at Fair value through other comprehensive income.
IV.II - Classification of financial liabilities
Financial liabilities are subsequently measured at amortized cost, except for:
•Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives.
•Credit commitments and Credits to be released.
•Financial guarantees: measured at the higher amount between (i) the provision for expected credit loss; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term.
•Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan.
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
The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING own credit risk is recognized in income for derivative financial liabilities, and in other comprehensive income when it is a financial liability designated at fair value through profit or loss, both amounts net of tax effects.
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
The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows.
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
The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methodologies adopted are appropriate and consistent with other market participants.
The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28.
Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss.
Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts.
ITAÚ UNIBANCO HOLDING classifies financial instruments as non-performing if the payment of the principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis.
Expected credit loss: ITAÚ UNIBANCO HOLDING assesses the expected credit loss associated with financial assets measured at amortized cost and through other comprehensive income, credit commitments, credits to be released and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk.
•Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly.
•Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly.

•Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets).
The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected credit loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.
The main assumptions considered to estimate the expected credit loss are:
•Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level.
The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months.
•Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options.
•Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of SELIC Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require.
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
Accounting Hedge: the risk management conducted with derivatives and non-derivatives may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements.
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

•Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income.
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
•Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income.
To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method.
In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income.
•Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income.
If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income.
To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method.
V - Other non-financial assets
Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others.
Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period.
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
Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest.
Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.
VII - Lease operations (Lessee)

To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due.
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
VIII - Fixed assets
Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets.
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
Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls.
Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives.
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
The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be.
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
•Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.
•Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.
•Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.
The initial recognition of groups of insurance contracts and private pension is performed by the total of:
•Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future.
•Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.
The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:
•Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.
•Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance.
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
XII - Provisions, contingent assets and contingent liabilities
Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.
Provisions and contingent liabilities are estimated in a mass or individualized basis:
•Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.
•Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.
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
Changes in tax legislation and rates are recognized in the period in which they are issued.
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
Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided.
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
Note 3 - Business development
Zup I.T. Serviços em Tecnologia e Inovação S.A.
On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.
In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$199, then holding 72.51%.
In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.
The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024.
Avenue Holding Cayman Ltd
On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase occurs in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, ITAÚ UNIBANCO HOLDING acquired additional ownership equivalent to control with 50.1% of AVENUE’s capital (Note 34). After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.
Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.
In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 33.6% in AVENUE’s capital. In addition, in July 2025, new shares were issued, resulting in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 32.9%.

Note 4 - Interbank deposits and securities purchased under agreements to resell
The accounting policy on Interbank deposits and securities purchased under agreements to resell is presented in Note 2c IV.

	12/31/2025	12/31/2024
	Amortized Cost	Amortized Cost
Securities purchased under agreements to resell	280,595	243,220
Collateral held	39,562	78,199
Collateral repledge	162,795	117,108
Assets received as collateral with right to sell or repledge	55,300	7,223
Assets received as collateral without right to sell or repledge	107,495	109,885
Collateral sold	78,238	47,913
Interbank deposits	66,195	66,931
(Provision for expected credit loss)	(29)	(7)
Total	346,761	310,144
Current	339,703	296,071
Non-current	7,058	14,073

Interbank deposits and securities purchased under agreements to resell are classified in stage 1.

Note 5 - Securities at fair value through profit or loss (FVPL)

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2025			12/31/2024
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	402,880	(6)	402,874	372,751	(5,201)	367,550
Brazil	396,394	64	396,458	366,857	(5,161)	361,696
Latin America	6,085	(70)	6,015	4,404	(23)	4,381
Abroad	401	-	401	1,490	(17)	1,473
Corporate securities	147,915	(2,540)	145,375	133,587	(4,295)	129,292
Rural product note	634	2	636	972	(31)	941
Bank deposit certificates	1,108	-	1,108	450	-	450
Real estate receivables certificates	2,134	(88)	2,046	1,754	(100)	1,654
Debentures	100,376	(2,470)	97,906	91,544	(4,402)	87,142
Eurobonds and other	3,093	5	3,098	2,017	(26)	1,991
Financial bills	37,341	4	37,345	33,062	9	33,071
Promissory and commercial notes	1,177	(3)	1,174	1,214	2	1,216
Other	2,052	10	2,062	2,574	253	2,827
Shares	24,824	351	25,175	27,860	(1,980)	25,880
Investment funds	39,940	(95)	39,845	37,642	(539)	37,103
Total	615,559	(2,290)	613,269	571,840	(12,015)	559,825
Government securities (Designated at FVPL)	15,471	34	15,505	313	5	318
Fair value	631,030	(2,256)	628,774	572,153	(12,010)	560,143
The securities pledged as Guarantee of funding transactions with financial institutions and customers and post-employment benefits (Note 26b), are: a) Government securities - Brazil R$ 86,481 (R$ 108,595 at 12/31/2024), b) Government securities - Latin America R$ 313 (R$ 2,539 at 12/31/2024), c) Government securities - Abroad R$ 0 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 139 (R$ 11,775 at 12/31/2024), totaling R$ 86,933 (R$ 122,909 at 12/31/2024).

Securities at FVPL, by maturity:

	12/31/2025		12/31/2024
	Gross book value	Fair value	Gross book value	Fair value
Current	150,736	150,847	135,385	133,168
Non-stated maturity	52,476	52,718	48,007	45,488
Up to one year	98,260	98,129	87,378	87,680
Non-current	480,294	477,927	436,768	426,975
From one to five years	356,739	356,539	337,439	332,313
From five to ten years	94,449	93,757	64,604	62,659
After ten years	29,106	27,631	34,725	32,003
Total	631,030	628,774	572,153	560,143
Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 335,480 (R$ 287,919 at 12/31/2024) that belong to investment funds which are wholly owned by Itaú Vida e Previdência S.A. The return on those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

Note 6 - Derivatives
The accounting policy on Derivatives is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.
Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument.
Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards.
Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term.
Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount.
Credit derivatives - They are financial instruments which aim is to transfer credit risk:
•Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs.
•Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows.
Further information on parameters used to manage risks may be found in Note 32.
a) Derivatives by maturity date and counterparty

By notional amount	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges
0-30	499,584	56,115	1,452,351	686,500	237,606	2,751	1,081	2,935,988	1,666,491
31-90	224,069	34,281	833,624	515,001	155,756	-	388	1,763,119	649,948
91-365	240,613	61,371	4,419,485	1,222,548	281,022	50,417	635	6,276,091	2,404,815
366-720	140,341	12,554	74,601	773,310	73,963	17,752	2,183	1,094,704	763,763
Over 720 days	212,304	6,037	44,141	1,406,264	45,741	44,352	6,890	1,765,729	1,310,429
Total	1,316,911	170,358	6,824,202	4,603,623	794,088	115,272	11,177	13,835,631	6,795,446
Total 12/31/2024	868,983	5,273	2,325,428	2,844,414	632,408	100,812	18,128	6,795,446
Counterparties
Stock exchange	1,316,883	9,855	6,694,178	2,631,330	143,224	48,710	106	10,844,286	3,452,914
Over-the-counter market	28	160,503	130,024	1,972,293	650,864	66,562	11,071	2,991,345	3,342,532
Financial institutions	28	118,102	81,893	1,593,922	397,802	66,562	7,026	2,265,335	2,766,467
Companies	-	42,356	44,662	341,383	250,286	-	4,045	682,732	541,300
Individuals	-	45	3,469	36,988	2,776	-	-	43,278	34,765
Total	1,316,911	170,358	6,824,202	4,603,623	794,088	115,272	11,177	13,835,631	6,795,446
Total 12/31/2024	868,983	5,273	2,325,428	2,844,414	632,408	100,812	18,128	6,795,446

By fair value - assets	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges
0 - 30	-	2,037	1,388	4,885	2,223	198	570	11,301	15,232
31 - 90	-	414	1,264	1,264	1,719	-	1	4,662	6,405
91 - 365	-	1,462	3,895	4,826	3,153	57	6	13,399	19,804
366 - 720	-	543	1,864	9,371	749	97	17	12,641	11,330
Over 720 days	-	151	3,315	26,838	507	263	307	31,381	39,668
Total	-	4,607	11,726	47,184	8,351	615	901	73,384	92,439
Total 12/31/2024	-	1,739	21,170	55,428	12,207	633	1,262	92,439
Counterparties
Stock exchange	-	420	7,995	20,217	1,137	163	590	30,522	48,562
Over-the-counter market	-	4,187	3,731	26,967	7,214	452	311	42,862	43,877
Financial institutions	-	3,075	2,153	18,975	4,153	452	294	29,102	23,262
Companies	-	1,111	1,500	7,312	3,007	-	17	12,947	1,076
Individuals	-	1	78	680	54	-	-	813	19,539
Total	-	4,607	11,726	47,184	8,351	615	901	73,384	92,439
Total 12/31/2024	-	1,739	21,170	55,428	12,207	633	1,262	92,439

By fair value - liabilities	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges
0 - 30	-	(3,203)	(513)	(5,078)	(2,574)	-	(40)	(11,408)	(10,775)
31 - 90	-	(621)	(895)	(1,397)	(1,500)	-	(1)	(4,414)	(7,206)
91 - 365	-	(412)	(3,056)	(4,865)	(4,399)	(4)	(37)	(12,773)	(22,599)
366 - 720	-	(119)	(1,496)	(8,601)	(1,749)	(52)	(6)	(12,023)	(12,566)
Over 720 days	-	(26)	(2,442)	(25,512)	(707)	(311)	(144)	(29,142)	(32,267)
Total	-	(4,381)	(8,402)	(45,453)	(10,929)	(367)	(228)	(69,760)	(85,413)
Total 12/31/2024	-	(1,450)	(20,588)	(51,394)	(10,761)	(795)	(425)	(85,413)
Counterparties
Stock exchange	-	(6)	(3,920)	(20,200)	(1,556)	(184)	(63)	(25,929)	(47,800)
Over-the-counter market	-	(4,375)	(4,482)	(25,253)	(9,373)	(183)	(165)	(43,831)	(37,613)
Financial institutions	-	(3,285)	(2,271)	(16,909)	(4,318)	(183)	(97)	(27,063)	(20,154)
Companies	-	(1,047)	(2,171)	(5,759)	(4,996)	-	(68)	(14,041)	(1,713)
Individuals	-	(43)	(40)	(2,585)	(59)	-	-	(2,727)	(15,746)
Total	-	(4,381)	(8,402)	(45,453)	(10,929)	(367)	(228)	(69,760)	(85,413)
Total 12/31/2024	-	(1,450)	(20,588)	(51,394)	(10,761)	(795)	(425)	(85,413)
Own credit risk (DVA) was R$19 (R$ 0 at 12/31/2024) and is composed of derivatives.
The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,662 (R$ 24,254 at 12/31/2024), composed basically of cash, shares and government securities.
b) Derivatives by index

	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Shares
Notional amount	15,858	432	2,109,456	2,177	2	6,616	2,727	2,137,268	305,589
Fair value - asset	-	418	7,246	556	-	131	6	8,357	15,315
Fair value - liability	-	-	(5,163)	(978)	-	(104)	(27)	(6,272)	(13,359)
Commodities
Notional amount	16,204	17	15,938	49	10,404	2	774	43,388	29,270
Fair value - asset	-	17	1,274	-	253	-	20	1,564	702
Fair value - liability	-	(15)	(526)	(100)	(442)	-	(20)	(1,103)	(692)
Interest
Notional amount	1,229,994	2,202	4,538,681	4,568,007	-	108,642	7,432	10,454,958	5,335,062
Fair value - asset	-	2,233	1,073	45,302	-	484	321	49,413	47,801
Fair value - liability	-	(2,203)	(673)	(43,777)	-	(263)	(147)	(47,063)	(42,608)
Foreign currency
Notional amount	54,855	167,707	160,127	33,390	783,682	12	244	1,200,017	1,125,525
Fair value - asset	-	1,939	2,133	1,326	8,098	-	554	14,050	28,621
Fair value - liability	-	(2,163)	(2,040)	(598)	(10,487)	-	(34)	(15,322)	(28,754)
c) Credit derivatives
ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	12/31/2025
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	34,561	1,482	13,844	16,210	3,025
TRS	52,573	50,904	1,669	-	-
Total by instrument	87,134	52,386	15,513	16,210	3,025
By risk rating
Investment grade	9,500	299	2,402	6,675	124
Below investment grade	77,634	52,087	13,111	9,535	2,901
Total by risk	87,134	52,386	15,513	16,210	3,025
By reference entity
Brazilian government	74,760	51,550	11,757	8,806	2,647
Governments – abroad	470	6	225	237	2
Private entities	11,904	830	3,531	7,167	376
Total by entity	87,134	52,386	15,513	16,210	3,025

	12/31/2024
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	37,066	6,463	11,940	18,192	471
TRS	36,037	36,037	-	-	-
Total by instrument	73,103	42,500	11,940	18,192	471
By risk rating
Investment grade	10,014	1,222	1,544	7,153	95
Below investment grade	63,089	41,278	10,396	11,039	376
Total by risk	73,103	42,500	11,940	18,192	471
By reference entity
Brazilian government	59,799	40,664	8,678	10,284	173
Governments – abroad	411	78	141	192	-
Private entities	12,893	1,758	3,121	7,716	298
Total by entity	73,103	42,500	11,940	18,192	471

	12/31/2025
	Received risk	Transferred risk	Net risk
Credit derivatives
CDS	(34,561)	28,138	(6,423)
TRS	(52,573)	-	(52,573)
Total	(87,134)	28,138	(58,996)

	12/31/2024
	Received risk	Transferred risk	Net risk
Credit derivatives
CDS	(37,066)	27,708	(9,358)
TRS	(36,037)	-	(36,037)
Total	(73,103)	27,708	(45,395)

d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements
The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2025
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	280,595	-	280,595	(91)	-	280,504
Derivatives	73,384	-	73,384	(25,593)	(99)	47,692

	12/31/2024
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	243,219	-	243,219	(11,648)	-	231,571
Derivatives	92,439	-	92,439	(637)	(367)	91,435
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2025
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	434,607	-	434,607	(5,479)	-	429,128
Derivatives	69,760	-	69,760	(25,593)	-	44,167

	12/31/2024
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	388,787	-	388,787	(309,008)	-	79,779
Derivatives	85,413	-	85,413	(637)	-	84,776
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
ITAÚ UNIBANCO HOLDING has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration.
In hedge accounting, the groups of risk factors comprise:
•Interest Rate: Risk of loss in transactions subject to interest rate variations.
•Currency: Risk of loss in transactions subject to foreign exchange variation.
The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.
The other risk factors hedged by the institution are presented in Note 32.
To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used.
ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.
For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management.
The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Summaries by instrument and hedge item, nominal amount and maturity

	12/31/2025			12/31/2024
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustment	Gross book value	Notional amount	Fair value adjustment	Gross book value
Cash flow hedge	240,699	(112)	240,803	236,045	(91)	242,931
Hedge of assets transactions	2,609	-	2,590	1,966	(10)	2,420
Hedge of asset-backed securities under repurchase agreements	14,039	-	14,459	63,261	(123)	66,795
Hedge of assets denominated in Chilean unit of account	83,462	(126)	83,462	39,894	(159)	39,842
Hedge of loan operations	20,950	78	20,950	10,910	54	10,955
Hedge of deposits and repurchase agreements	85,676	-	85,403	107,677	76	110,405
Hedge of funding	32,753	(63)	32,753	10,900	82	10,908
Hedge of highly probable forecast transactions (1)	1,210	(1)	1,186	1,437	(11)	1,606
Hedge of net investment in foreign operations	29,033	41	27,551	19,363	4,572	23,701
Hedge of net investment in foreign operations	29,033	41	27,551	19,363	4,572	23,701
Fair value hedge	144,699	(1,297)	144,448	101,443	837	101,020
Hedge of securities at amortized cost	55,573	(1,410)	55,761	2,186	(49)	2,186
Hedge of securities at fair value through other comprehensive income	15,422	86	15,070	36,557	847	36,341
Hedge of loan operations	34,599	71	34,599	37,116	333	37,116
Hedge of funding	39,075	(44)	38,990	25,287	(294)	25,287
Hedge of firm commitments (1)	30	-	28	297	-	90
Total	414,431	(1,368)	412,802	356,851	5,318	367,652
1) Refer to amounts designated to registered hedge items Off-balance sheet.

	12/31/2025
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	151,954	40,224	17,515	11,116	13,883	6,007	-	240,699
Hedge of assets transactions	-	-	2,068	-	541	-	-	2,609
Hedge of asset-backed securities under repurchase agreements	-	-	8,132	5,907	-	-	-	14,039
Hedge assets denominated in Chilean unit of account	73,095	10,367	-	-	-	-	-	83,462
Hedge of loan operations	11,276	2,029	804	1,647	5,194	-	-	20,950
Hedge of deposits and repurchase agreements	51,197	20,191	3,579	2,835	2,032	5,842	-	85,676
Hedge of funding	15,176	7,637	2,932	727	6,116	165	-	32,753
Hedge of highly probable forecast transactions (1)	1,210	-	-	-	-	-	-	1,210
Hedge of net investment in foreign operations	29,033	-	-	-	-	-	-	29,033
Hedge of net investment in foreign operations (2)	29,033	-	-	-	-	-	-	29,033
Fair value hedge	55,652	24,255	25,370	12,385	7,832	15,579	3,626	144,699
Hedge of securities at amortized cost	8,937	7,939	14,342	4,766	3,906	13,668	2,015	55,573
Hedge of securities at fair value through other comprehensive income	11,438	130	1,390	98	728	688	950	15,422
Hedge of loan operations	13,600	7,890	5,988	4,507	1,411	882	321	34,599
Hedge of funding	21,647	8,296	3,650	3,014	1,787	341	340	39,075
Hedge of firm commitments (1)	30	-	-	-	-	-	-	30
Total	236,639	64,479	42,885	23,501	21,715	21,586	3,626	414,431

	12/31/2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	125,198	68,069	28,155	8,754	4,980	889	-	236,045
Hedge of assets transactions	-	-	1,247	719	-	-	-	1,966
Hedge of asset-backed securities under repurchase agreements	22,629	15,489	17,016	5,170	2,957	-	-	63,261
Hedge assets denominated in Chilean unit of account	16,801	23,093	-	-	-	-	-	39,894
Hedge of loan operations	7,310	1,148	746	1,272	434	-	-	10,910
Hedge of deposits and repurchase agreements	67,617	27,835	9,146	1,467	1,174	438	-	107,677
Hedge of funding	9,404	504	-	126	415	451	-	10,900
Hedge of highly probable forecast transactions (1)	1,437	-	-	-	-	-	-	1,437
Hedge of net investment in foreign operations	19,363	-	-	-	-	-	-	19,363
Hedge of net investment in foreign operations (2)	19,363	-	-	-	-	-	-	19,363
Fair value hedge	33,722	24,659	10,366	10,274	9,987	10,226	2,209	101,443
Hedge of securities at amortized cost	1,091	1,095	-	-	-	-	-	2,186
Hedge of securities at fair value through other comprehensive income	11,165	7,544	3,741	4,384	2,965	5,251	1,507	36,557
Hedge of loan operations	8,227	12,446	6,090	4,334	4,092	1,647	280	37,116
Hedge of funding	12,942	3,574	535	1,556	2,930	3,328	422	25,287
Hedge of firm commitments (1)	297	-	-	-	-	-	-	297
Total	178,283	92,728	38,521	19,028	14,967	11,115	2,209	356,851
1) Refer to amounts designated to registered hedge items Off-Balance sheet.
2) Classified as current, since instruments are frequently renewed.

b) Cash flow hedge

Strategies are used to manage the variation:
• In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI).
• In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM).
• In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet.

Strategies	Heading	12/31/2025
		Hedged item		Hedge instrument
		Book value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of assets transactions	Loan and lease operations and Securities	2,590	-	9	(5)	2,609	9
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	14,459	-	(186)	(875)	14,039	(187)
Hedge of assets denominated in Chilean unit of account	Securities	83,462	-	57	56	83,462	57
Hedge of loan operations	Loan and lease operations	20,950	-	54	106	20,950	55
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell and Deposits	-	85,403	(273)	(8)	85,676	(273)
Hedge of funding	Deposits	-	30,935	(41)	(65)	30,935	(41)
Foreign exchange risk
Hedge of funding	Deposits	-	1,818	28	28	1,818	28
Hedge of highly probable forecast transactions (1)		200	986	20	205	1,210	20
Total		121,661	119,142	(332)	(558)	240,699	(332)

Strategies	Heading	12/31/2024
		Hedged item		Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of assets transactions	Loan and lease operations and Securities	2,420	-	(155)	(155)	1,966	(155)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	66,795	-	(3,428)	(3,429)	63,261	(3,428)
Hedge of assets denominated in Chilean unit of account	Securities	39,842	-	(54)	(54)	39,894	(54)
Hedge of loan operations	Loan and lease operations	10,955	-	44	59	10,910	44
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell and Deposits	-	110,405	2,672	2,672	107,677	2,728
Hedge of funding	Deposits	-	9,732	3	(61)	9,735	3
Foreign exchange risk
Hedge of funding	Deposits	-	1,176	(11)	(11)	1,165	(11)
Hedge of highly probable forecast transactions (1)		-	1,606	(193)	(90)	1,437	(193)
Total		120,012	122,919	(1,122)	(1,069)	236,045	(1,066)
1) Refer to amounts designated to registered hedge items Off-Balance sheet.

Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies.

Hedge instruments	12/31/2025
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	102,324	-	-	(450)	(450)	-	(152)
Forward	72,802	-	110	50	50	-	(29)
Swaps	62,545	141	69	21	21	-	18
Foreign exchange risk
Futures	834	-	-	23	23	-	(2)
Forward	2,194	-	74	24	24	-	-
Total	240,699	141	253	(332)	(332)	-	(165)

Hedge instruments	12/31/2024
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	172,904	76	133	(855)	(911)	56	(285)
Forward	33,218	-	132	(45)	(45)	-	-
Swaps	27,321	106	31	38	38	-	(59)
Foreign exchange risk
Futures	1,186	4	-	(181)	(181)	-	(3)
Forward	1,416	34	15	(23)	(23)	-	-
Total	236,045	220	311	(1,066)	(1,122)	56	(347)
1) Values in the heading derivatives.
c) Hedge of net investment in foreign operations
Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

Strategies	12/31/2025
	Hedged Item		Hedge Instruments
	Book Value		Variation in value recognized in other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	27,551	-	(15,392)	(15,392)	29,033	(15,422)
Total	27,551	-	(15,392)	(15,392)	29,033	(15,422)

Strategies	12/31/2024
	Hedged Item		Hedge Instruments
	Book Value		Variation in value recognized in other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	23,701	-	(17,404)	(17,404)	19,363	(17,428)
Total	23,701	-	(17,404)	(17,404)	19,363	(17,428)
1) Hedge instruments consider the gross tax position.

Hedge instruments	12/31/2025
	Notional amount	Book value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	12,285	-	-	(4,848)	(4,808)	(40)	-
Future / NDF	9,245	84	-	(7,484)	(7,360)	(124)	-
Future / Financial Assets	7,503	-	43	(3,090)	(3,224)	134	-
Total	29,033	84	43	(15,422)	(15,392)	(30)	-

Hedge instruments	12/31/2024
	Notional amount	Book value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	5,234	21	-	(6,093)	(6,053)	(40)	-
Future / NDF	7,933	129	107	(2,640)	(2,610)	(30)	(1)
Future / Financial Assets	6,196	6,490	1,961	(8,695)	(8,741)	46	-
Total	19,363	6,640	2,068	(17,428)	(17,404)	(24)	(1)
1) Values recorded in the heading derivatives.

d) Fair value hedge
Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.
ITAÚ UNIBANCO HOLDING uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.
Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

Strategies	12/31/2025
	Hedged item					Hedge instrument
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of securities at amortized cost	55,761	-	55,929	-	168	55,573	(169)
Hedge of securities at fair value through other comprehensive income	15,070	-	15,017	-	(53)	15,422	49
Hedge of loan operations	34,599	-	34,858	-	259	34,599	(264)
Hedge of funding	-	38,990	-	39,191	(201)	39,075	203
Foreign exchange risk
Hedge of firm commitments	-	28	-	38	(10)	30	10
Total	105,430	39,018	105,804	39,229	163	144,699	(171)

Strategies	12/31/2024
	Hedged item						Hedge instrument
	Book Value (1)		Fair value		Variation in fair value recognized in income		Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of securities at amortized cost	2,186	-	2,197	-	11		2,186	(10)
Hedge of securities at fair value through other comprehensive income	36,341	-	36,116	-	(225)		36,557	224
Hedge of loan operations	37,116	-	37,423	-	307		37,116	(304)
Hedge of funding	-	25,287	-	25,088	199		25,287	(199)
Foreign exchange risk
Hedge of firm commitments	-	90	-	112	(22)		297	22
Total	75,643	25,377	75,736	25,200	270	-	101,443	(267)
1) Values recorded in the heading deposits, securities, and loan and lease operations.
Hedges of loan operations are portfolio strategies.
The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ (20) (R$ (226) at 12/31/2024), with effect on the income of R$ (79) (R$ 8 at 12/31/2024).

Hedge Instruments	12/31/2025
	Notional amount	Book Value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	102,677	385	1,682	(349)	(11)
Futures	41,992	-	-	168	3
Foreign exchange risk
Futures	30	-	-	10	-
Total	144,699	385	1,682	(171)	(8)

Hedge Instruments	12/31/2024
	Notional amount	Book Value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	90,201	1,557	737	(328)	8
Futures	10,945	17	-	39	(5)
Foreign exchange risk
Futures	297	-	-	22	-
Total	101,443	1,574	737	(267)	3
1) Values recorded in the heading Derivatives.

Note 8 - Securities at fair value through other comprehensive income (FVOCI)
The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2025			12/31/2024
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	122,487	(1,597)	120,890	102,483	(3,610)	98,873
Brazil	83,366	(1,603)	81,763	67,990	(3,613)	64,377
Latin America	25,173	(30)	25,143	21,421	49	21,470
Abroad	13,948	36	13,984	13,072	(46)	13,026
Corporate securities	11,381	(578)	10,803	7,219	(355)	6,864
Rural product note	-	-	-	127	(1)	126
Bank deposit certificates	168	(1)	167	82	1	83
Real estate receivables certificates	221	1	222	60	(3)	57
Debentures	4,582	(169)	4,413	1,708	(210)	1,498
Eurobonds and other	6,281	(410)	5,871	4,957	(145)	4,812
Financial bills	5	-	5	51	2	53
Other	124	1	125	234	1	235
Total	133,868	(2,175)	131,693	109,702	(3,965)	105,737
Shares (designated at FVOCI)	1,840	(1,060)	780	1,762	(1,196)	566
Total	135,708	(3,235)	132,473	111,464	(5,161)	106,303
Expected credit loss (Income)	(480)			(257)
Fair value adjustment (OCI)	(2,755)			(4,904)
Fair value	132,473			106,303
The Securities pledged in guarantee of funding transactions with financial institutions and customers and post-employment benefits (Note 26b), are: a) Government securities - Brazil R$ 29,581 (R$ 33,971 at 12/31/2024), b) Government securities - Latin America R$ 3,519 (R$ 3,050 at 12/31/2024), c) Government securities - Abroad R$ 1,113 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 3,125 (R$ 986 at 12/31/2024), totaling R$ 37,338 (R$ 38,007 at 12/31/2024).
Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period.
Securities at FVOCI, by maturity:

	12/31/2025		12/31/2024
	Gross book value	Fair value	Gross book value	Fair value
Current	43,812	42,729	41,123	39,877
Non-stated maturity	1,840	781	1,762	566
Up to one year	41,972	41,948	39,361	39,311
Non-current	91,896	89,744	70,341	66,426
From one to five years	66,032	66,206	49,121	47,809
From five to ten years	15,687	15,154	11,201	10,803
After ten years	10,177	8,384	10,019	7,814
Total	135,708	132,473	111,464	106,303

Reconciliation of expected credit loss for securities at FVOCI, except for shares designated at FVOCI, segregated by stages:

Stage 1	Balance at 12/31/2024	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Government securities	(43)	—	—	—	—	40	—	(3)
Corporate securities	(73)	—	14	(14)	—	58	—	(15)
Total	(116)	—	14	(14)	—	98	—	(18)

Stage 2	Balance at 12/31/2024	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(127)	14	113	-	-	-	-	-
Total	(127)	14	113	-	-	-	-	-

Stage 3	Balance at 12/31/2024	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(14)	-	-	(14)	(113)	(321)	-	(462)
Total	(14)	-	-	(14)	(113)	(321)	-	(462)

Stage 1	Balance at 12/31/2023	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Government securities	(38)	-	-	-	-	(5)	-	(43)
Corporate securities	(79)	55	—	(21)	—	(28)	—	(73)
Total	(117)	55	—	(21)	—	(33)	—	(116)

Stage 2	Balance at 12/31/2023	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Corporate securities	(24)	21	-	(55)	-	(69)	-	(127)
Total	(24)	21	-	(55)	-	(69)	-	(127)

Stage 3	Balance at 12/31/2023	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Corporate securities	(26)	-	-	-	-	12	-	(14)
Total	(26)	-	-	-	-	12	-	(14)
Note 9 - Securities at amortized cost (AC)
The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2025	12/31/2024
	Gross book value	Gross book value
Government securities	126,693	158,680
Brazil	105,678	111,824
Latin America	5,974	21,730
Abroad	15,041	25,126
Corporate securities	193,458	168,827
Rural product note	69,778	60,358
Bank deposit certificates	63	50
Real estate receivables certificates	4,209	5,827
Debentures	79,168	77,344
Eurobonds and other	11,690	1,102
Financial bills	379	212
Promissory and commercial notes	21,359	16,312
Other	6,812	7,622
Investment funds	9,814	-
Total	329,965	327,507
Expected credit loss	(2,492)	(3,655)
Amortized cost	327,473	323,852
The securities pledged as collateral for funding transactions with financial institutions and customers and post-employment benefits (Note 26b), are: a) Government securities - Brazil R$ 14,207 (R$ 39,289 at 12/31/2024) and b) Government securities – Latin America R$ 894 (R$ 969 at 12/31/2024 ) and c) Corporate securities R$ 378 (R$ 29,964 at 12/31/2024), totaling R$ 15,479 (R$ 70,222 at 12/31/2024).
Securities at amortized cost, by maturity:

	12/31/2025		12/31/2024
	Gross book value	Amortized cost	Gross book value	Amortized cost
Current	74,248	73,583	90,213	88,582
Up to one year	74,248	73,583	90,213	88,582
Non-current	255,717	253,890	237,294	235,270
From one to five years	189,524	187,986	165,759	164,332
From five to ten years	52,987	52,748	60,289	59,694
After ten years	13,206	13,156	11,246	11,244
Total	329,965	327,473	327,507	323,852
Reconciliation of expected credit loss for securities at amortized cost, segregated by stages:

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Government securities	(28)	-	-	-	-	20	-	(8)
Corporate securities	(296)	(10)	46	(39)	(1)	62	-	(238)
Total	(324)	(10)	46	(39)	(1)	82	-	(246)

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(125)	39	175	10	(18)	(842)	-	(761)
Total	(125)	39	175	10	(18)	(842)	-	(761)

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(3,206)	1	18	(46)	(175)	1,860	63	(1,485)
Total	(3,206)	1	18	(46)	(175)	1,860	63	(1,485)

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Government securities	(36)	-	-	-	-	8	-	(28)
Corporate securities	(147)	449	149	(166)	(88)	(493)	-	(296)
Total	(183)	449	149	(166)	(88)	(485)	-	(324)

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Corporate securities	(122)	166	416	(449)	(13)	(123)	-	(125)
Total	(122)	166	416	(449)	(13)	(123)	-	(125)

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Corporate securities	(549)	88	13	(149)	(416)	(2,193)	-	(3,206)
Total	(549)	88	13	(149)	(416)	(2,193)	-	(3,206)
Note 10 - Loan and lease operations
The accounting policy on financial assets and liabilities is presented in Note 2c IV.
a) Composition of loans and lease operations portfolio
Below is the composition of the carrying amount of loan and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	12/31/2025	12/31/2024
	Gross book value	Gross book value
Individuals	473,226	445,574
Credit card	153,526	143,048
Personal loan	66,498	66,104
Payroll loans	75,319	74,524
Vehicles	36,303	36,637
Mortgage loans	141,580	125,261
Companies	380,288	357,633
Large companies	158,738	152,412
Micro / small and medium companies	221,550	205,221
Foreign loans - Latin America	230,284	222,286
Total (1)	1,083,798	1,025,493
Expected credit loss	(48,341)	(49,024)
Total loans and lease operations, net of Expected Credit Loss	1,035,457	976,469
1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

By maturity	12/31/2025	12/31/2024
	Gross book value	Gross book value
Overdue as from 1 day	23,280	23,496
Falling due up to 3 months	270,555	273,729
Falling due from 3 months to 12 months	258,364	262,710
Falling due after 1 year	531,599	465,558
Total	1,083,798	1,025,493

By concentration	12/31/2025	12/31/2024
	Gross book value	Gross book value
Largest debtor	7,032	6,658
10 largest debtors	49,933	44,294
20 largest debtors	73,601	66,407
50 largest debtors	118,551	106,980
100 largest debtors	162,236	148,748
The Provision for expected credit loss comprises Expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,793) (R$ (4,928) at 12/31/2024).
The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.
b) Gross book value by stages

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	347,749	(29,288)	(4,101)	36,920	355	59,172	-	410,807
Companies	332,440	(8,619)	(2,135)	6,727	506	30,346	-	359,265
Foreign units Latin America	196,464	(10,101)	(1,166)	9,542	1,347	14,859	-	210,945
Total	876,653	(48,008)	(7,402)	53,189	2,208	104,377	-	981,017

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	66,468	(36,920)	(14,712)	29,288	6,652	(15,907)	-	34,869
Companies	13,237	(6,727)	(6,220)	8,619	2,176	(1,339)	-	9,746
Foreign units Latin America	14,004	(9,542)	(4,474)	10,101	2,287	(2,047)	-	10,329
Total	93,709	(53,189)	(25,406)	48,008	11,115	(19,293)	-	54,944

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	31,357	(355)	(6,652)	4,101	14,712	9,497	(25,110)	27,550
Companies	11,956	(506)	(2,176)	2,135	6,220	(1,213)	(5,139)	11,277
Foreign units Latin America	11,818	(1,347)	(2,287)	1,166	4,474	(1,763)	(3,051)	9,010
Total	55,131	(2,208)	(11,115)	7,402	25,406	6,521	(33,300)	47,837

Consolidated 3 Stages	Balance at 12/31/2024	Acquisition / (Settlement)	Write-off (2)	Balance at 12/31/2025
Individuals	445,574	52,762	(25,110)	473,226
Companies	357,633	27,794	(5,139)	380,288
Foreign units Latin America	222,286	11,049	(3,051)	230,284
Total	1,025,493	91,605	(33,300)	1,083,798
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Includes updating the estimate regarding the write-off of operations.

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	317,335	(53,024)	(1,189)	35,139	243	49,245	-	347,749
Companies	278,412	(12,840)	(1,734)	5,339	212	63,051	-	332,440
Foreign units Latin America	164,907	(8,863)	(884)	3,378	22	37,904	-	196,464
Total	760,654	(74,727)	(3,807)	43,856	477	150,200	-	876,653

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	63,579	(35,139)	(14,153)	53,024	1,307	(2,150)	-	66,468
Companies	14,043	(5,339)	(5,974)	12,840	538	(2,871)	-	13,237
Foreign units Latin America	12,077	(3,378)	(4,601)	8,863	475	568	-	14,004
Total	89,699	(43,856)	(24,728)	74,727	2,320	(4,453)	-	93,709

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	35,702	(243)	(1,307)	1,189	14,153	6,019	(24,156)	31,357
Companies	15,190	(212)	(538)	1,734	5,974	(4,597)	(5,595)	11,956
Foreign units Latin America	9,345	(22)	(475)	884	4,601	(959)	(1,556)	11,818
Total	60,237	(477)	(2,320)	3,807	24,728	463	(31,307)	55,131

Consolidated 3 Stages	Balance at 12/31/2023	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	416,616	53,114	(24,156)	445,574
Companies	307,645	55,583	(5,595)	357,633
Foreign units Latin America	186,329	37,513	(1,556)	222,286
Total (2)	910,590	146,210	(31,307)	1,025,493
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Modification of contractual cash flows
The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,097 (R$ 1,885 at 12/31/2024) before the modification, which gave rise to an effect on profit or loss of R$ 29 (R$ 23 from 01/01 to 12/31/2024). At 12/31/2025, the gross book value of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 96 (R$ 266 at 12/31/2024).
c) Expected credit loss by stages

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(6,297)	1,420	176	(2,617)	(76)	1,009	-	(6,385)
Companies	(2,010)	339	45	(634)	(30)	694	-	(1,596)
Foreign units Latin America	(2,634)	347	76	(1,077)	(488)	1,934	-	(1,842)
Total	(10,941)	2,106	297	(4,328)	(594)	3,637	-	(9,823)

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(5,882)	2,617	5,460	(1,420)	(1,705)	(7,571)	-	(8,501)
Companies	(2,093)	634	2,313	(339)	(643)	(2,275)	-	(2,403)
Foreign units Latin America	(1,628)	1,077	939	(347)	(482)	(1,088)	-	(1,529)
Total	(9,603)	4,328	8,712	(2,106)	(2,830)	(10,934)	-	(12,433)

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(17,730)	76	1,705	(176)	(5,460)	(18,816)	25,110	(15,291)
Companies	(6,978)	30	643	(45)	(2,313)	(4,067)	5,139	(7,591)
Foreign units Latin America	(3,772)	488	482	(76)	(939)	(2,437)	3,051	(3,203)
Total	(28,480)	594	2,830	(297)	(8,712)	(25,320)	33,300	(26,085)

Consolidated 3 Stages	Balance at 12/31/2024	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(29,909)	(25,378)	25,110	(30,177)
Companies	(11,081)	(5,648)	5,139	(11,590)
Foreign units Latin America	(8,034)	(1,591)	3,051	(6,574)
Total	(49,024)	(32,617)	33,300	(48,341)
1)In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Closing balance 12/31/2024
Individuals	(4,923)	1,131	18	(1,809)	(7)	(707)	-	(6,297)
Companies	(1,929)	217	28	(328)	(46)	48	-	(2,010)
Foreign units Latin America	(1,891)	223	19	(129)	(3)	(853)	-	(2,634)
Total	(8,743)	1,571	65	(2,266)	(56)	(1,512)	-	(10,941)

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Individuals	(6,127)	1,809	4,769	(1,131)	(153)	(5,049)	-	(5,882)
Companies	(2,561)	328	1,473	(217)	(134)	(982)	-	(2,093)
Foreign units Latin America	(1,497)	129	928	(223)	(124)	(841)	-	(1,628)
Total	(10,185)	2,266	7,170	(1,571)	(411)	(6,872)	-	(9,603)

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Individuals	(18,001)	7	153	(18)	(4,769)	(19,258)	24,156	(17,730)
Companies	(10,709)	46	134	(28)	(1,473)	(543)	5,595	(6,978)
Foreign units Latin America	(3,225)	3	124	(19)	(928)	(1,283)	1,556	(3,772)
Total	(31,935)	56	411	(65)	(7,170)	(21,084)	31,307	(28,480)

Consolidated 3 Stages	Balance at 12/31/2023	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Individuals	(29,051)	(25,014)	24,156	(29,909)
Companies	(15,199)	(1,477)	5,595	(11,081)
Foreign units Latin America	(6,613)	(2,977)	1,556	(8,034)
Total (2)	(50,863)	(29,468)	31,307	(49,024)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released of R$ (1,793) (R$ (4,928) at 12/31/2024).
d) Lease operations - Lessor
Leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2025			12/31/2024
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,618	(612)	2,006	2,505	(462)	2,043
Non-current	8,799	(2,420)	6,379	8,987	(2,687)	6,300
From 1 to 2 years	2,023	(484)	1,539	1,918	(507)	1,411
From 2 to 3 years	1,495	(371)	1,124	1,481	(392)	1,089
From 3 to 4 years	1,254	(288)	966	1,024	(309)	715
From 4 to 5 years	755	(223)	532	960	(256)	704
Over 5 years	3,272	(1,054)	2,218	3,604	(1,223)	2,381
Total	11,417	(3,032)	8,385	11,492	(3,149)	8,343
In the period, revenues from leases were R$ 766 (R$ 822 at 01/01 to 12/31/2024).

e) Restricted operations and transfer of financial assets

Restricted and with co-obligation	12/31/2025				01/01 to 12/31/2025	12/31/2024				01/01 to 12/31/2024
	Assets		Liabilities		Income	Assets		Liabilities		Income
	Book value	Fair value	Book value	Fair value		Book value	Fair value	Book value	Fair value
Restricted operations on assets	9,167	-	9,191	-	(26)	10,078	-	10,083	-	(1)
Loan operations	9,167	-	-	-	(621)	10,078	-	-	-	2,603
Foreign borrowing through securities	-	-	9,191	-	595	-	-	10,083	-	(2,604)
Transfer of financial assets	199	197	199	197	-	512	509	512	508	-
Total	9,366	197	9,390	197	(26)	10,590	509	10,595	508	(1)

Without co-obligation	01/01 to 12/31/2025		01/01 to	01/01 to 12/31/2024
	Portfolio transferred	Income		Portfolio transferred	Income
Loan operations and other credits	886	(33)		1,352	17
Written off operations (WO)	10,567	283		14,814	407
Total	11,453	250		16,166	424

Note 11 - Investments in associates and joint ventures
a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2025	01/01 to 12/31/2025
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	9,331	1,497	(10)	1,487
Joint ventures	1,509	(80)	(4)	(84)
Total	10,840	1,417	(14)	1,403

	12/31/2024	01/01 to 12/31/2024			01/01 to 12/31/2023
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates	8,548	1,169	(3)	1,166	993
Joint ventures	1,526	(122)	9	(113)	(73)
Total	10,074	1,047	6	1,053	920
At 12/31/2025, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.14% total capital and 41.60% voting capital; 50.45% total capital and 41.62% voting capital at 12/31/2024); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2024); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2024); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2024); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2024); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2024); Tecnologia Bancária S.A. (28.75% total capital and 29.78% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2024); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2024); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2024); Banfur lnternational S.A. (30% total and voting capital; 30% at 12/31/2024); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2024); Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2024); Riblinor S.A. (40% total and voting capital; 40% at 12/31/2024) and Caja de Valores Del Paraguay S.A. (9.09% total and voting capital).
At 12/31/2025, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2024); ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2024); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2024); Avenue Holding Cayman Ltd (32.91% total and 33.41% voting capital; 33.60% total capital and 34.11% voting capital at 12/31/2024) and includes result not arising from subsidiaries' net income.
Note 12 - Lease operations - Lessee
The accounting policy on lease operations (lessee) is presented in Note 2c VII.
During the period ended 12/31/2025, total cash outflow with lease amounted to R$ 943 and lease agreements in the amount of R$ 520 were renewed. There are no relevant sublease agreements.
Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2025	12/31/2024
Up to 3 months	204	244
3 months to 1 year	671	716
1 to 5 years	2,531	2,728
Over 5 years	1,314	1,348
Total financial liability	4,720	5,036
Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Sublease revenues	36	34	26
Depreciation expenses	(683)	(710)	(863)
Interest expenses	(369)	(261)	(367)
Lease expenses for low value assets	(98)	(95)	(104)
Variable expenses not included in lease liabilities	(42)	(51)	(57)
Total	(1,156)	(1,083)	(1,365)
In the periods from 01/01 to 12/31/2025, from 01/01 to 12/31/2024 and from 01/01 to 12/31/2023, there was no impairment adjustment.
Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	12/31/2025
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		10,414	(4,153)	(434)	5,827
Land		1,965	-	-	1,965
Buildings and improvements	4% to 10%	8,449	(4,153)	(434)	3,862
Other fixed assets		20,674	(13,798)	(68)	6,808
Installations and furniture	10% to 20%	3,638	(2,781)	(17)	840
Data processing systems	20% to 50%	9,504	(8,231)	(51)	1,222
Works of art		155	—	—	155
Right of use		4,943	(1,395)	—	3,548
Other (1)	10% to 20%	2,434	(1,391)	-	1,043
Total		31,088	(17,951)	(502)	12,635
1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

Fixed assets	12/31/2024
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		9,738	(3,934)	(244)	5,560
Land		1,997	-	-	1,997
Buildings and improvements	4% to 10%	7,741	(3,934)	(244)	3,563
Other fixed assets		21,176	(13,405)	(68)	7,703
Installations and furniture	10% to 20%	3,524	(2,693)	(17)	814
Data processing systems	20% to 50%	9,424	(7,991)	(51)	1,382
Right of use (1)		5,431	(1,361)	-	4,070
Other (2)	11% to 20%	2,797	(1,360)	-	1,437
Total		30,914	(17,339)	(312)	13,263
1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.
2) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

Contractual commitments for purchase of fixed assets total R$ 1 realizable until 2028.
Note 14 - Goodwill and Intangible assets
The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2024	13,317	2,366	5,869	23,568	7,996	53,116
Acquisitions	60	-	789	4,556	807	6,212
Termination / write-offs	-	—	(9)	(261)	(489)	(759)
Exchange variation	(160)	41	(6)	(28)	(21)	(174)
Other	1	(16)	30	(7)	-	8
Balance at 12/31/2025	13,218	2,391	6,673	27,828	8,293	58,403
Amortization
Balance at 12/31/2024	-	(1,378)	(4,318)	(11,557)	(4,569)	(21,822)
Amortization expense	-	(79)	(509)	(3,368)	(1,247)	(5,203)
Termination / write-offs	-	—	5	—	486	491
Exchange variation	-	(16)	(11)	8	19	—
Other	-	16	—	-	-	16
Balance at 12/31/2025	-	(1,457)	(4,833)	(14,917)	(5,311)	(26,518)
Impairment
Balance at 12/31/2024	(4,968)	(729)	(174)	(1,326)	(100)	(7,297)
Increase	-	-	-	(558)	—	(558)
Exchange variation	95	(26)	-	-	-	69
Balance at 12/31/2025	(4,873)	(755)	(174)	(1,884)	(100)	(7,786)
Book value
Balance at 12/31/2025	8,345	179	1,666	11,027	2,882	24,099
1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates		8%	20%	20%	10% to 20%
Cost
Balance at 12/31/2023	12,255	2,227	5,177	19,577	7,602	46,838
Acquisitions	135	-	412	4,125	863	5,535
Termination / write-offs	-	(7)	(5)	(269)	(591)	(872)
Exchange variation	927	162	263	138	122	1,612
Other	-	(16)	22	(3)	-	3
Balance at 12/31/2024	13,317	2,366	5,869	23,568	7,996	53,116
Amortization
Balance at 12/31/2023	-	(1,242)	(3,713)	(8,422)	(3,766)	(17,143)
Amortization expense	-	(82)	(448)	(3,048)	(1,278)	(4,856)
Termination / write-offs	-	6	4	1	591	602
Exchange variation	-	(76)	(162)	(88)	(116)	(442)
Other	-	16	1	-	-	17
Balance at 12/31/2024	-	(1,378)	(4,318)	(11,557)	(4,569)	(21,822)
Impairment
Balance at 12/31/2023	(4,420)	(648)	(174)	(1,089)	-	(6,331)
Increase	-	-	-	(237)	(100)	(337)
Exchange variation	(548)	(81)	-	-	-	(629)
Balance at 12/31/2024	(4,968)	(729)	(174)	(1,326)	(100)	(7,297)
Book value
Balance at 12/31/2024	8,349	259	1,377	10,685	3,327	23,997
1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,297) (R$ (1,313) at 12/31/2024) is disclosed in the General and administrative expenses (Note 23).
Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 3,010 (R$ 3,073 at 12/31/2024).
Note 15 - Deposits

	12/31/2025	12/31/2024
	Amortized cost	Amortized cost
Interest-bearing deposits	978,478	923,330
Savings	177,305	180,730
Interbank	11,530	7,224
Time deposits	789,643	735,376
Non-interest-bearing deposits	136,004	131,411
Demand	135,383	124,920
Other	621	6,491
Total	1,114,482	1,054,741
Current	527,366	526,152
Non-current	587,116	528,589
Note 16 - Financial liabilities designated at fair value through profit or loss

The accounting policy on financial assets and liabilities is presented in Note 2c IV.
ITAÚ UNIBANCO HOLDING has Debt securities designated at fair value through profit or loss in the amount of R$ 57 (R$ 318 at 12/31/2024), and in their totality with maturity over 1 year.
The effect of credit risk of these instruments is not significant at 12/31/2025 and 12/31/2024.
Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.
Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds
a) Securities sold under repurchase agreements

	12/31/2025	12/31/2024
	Amotized cost	Amotized cost
Assets pledged as collateral	191,655	168,872
Government securities	102,108	126,565
Corporate securities	56,586	41,275
Own issue	2	2
Foreign securities	32,959	1,030
Assets received as collateral	164,447	118,867
Right to sell or repledge the collateral	78,505	101,048
Total	434,607	388,787
Current	363,308	345,633
Non-current	71,299	43,154
b) Interbank market funds

	12/31/2025	12/31/2024
	Amortized cost	Amortized cost
Financial bills	61,161	70,083
Real estate credit bills	71,121	52,112
Rural credit bills	64,644	49,744
Guaranteed real estate bills	64,438	64,491
Import and export financing	114,138	117,921
Onlending domestic	30,668	17,943
Total	406,170	372,294
Current	199,796	218,138
Non-current	206,374	154,156
Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.
c) Institutional market funds

	12/31/2025	12/31/2024
	Amortized cost	Amortized cost
Subordinated debt	48,147	45,224
Debentures	4,122	-
Foreign loans through securities	76,348	75,912
Funding from structured operations certificates	25,577	19,411
Total	154,194	140,547
Current	11,423	17,033
Non-current	142,771	123,514
d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2025	12/31/2024
Subordinated financial bills - BRL
	2,146	2019	Perpetual	114% of SELIC	1,320	1,294
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,064	1,033
	450	2020	2029	CDI + 1.85%	-	715
	106	2020	2030	IPCA + 4.64%	181	166
	1,556	2020	2030	CDI + 2%	-	2,486
	5,488	2021	2031	CDI + 2%	9,843	8,443
	1,005	2022	Perpetual	CDI + 2.4%	1,035	1,027
	1,161	2023	2034	102% of CDI	1,223	1,198
	108	2023	2034	CDI + 0.2%	115	112
	122	2023	2034	10.63%	127	126
	700	2023	Perpetual	CDI + 1.9%	715	712
	107	2023	2034	IPCA + 5.48%	119	114
	530	2024	2034	100% of CDI	550	541
	3,100	2024	2034	CDI + 0.65%	3,711	3,226
	1,000	2024	Perpetual	CDI + 0.9%	1,018	1,033
	2,830	2024	Perpetual	CDI + 1.1%	2,832	2,834
	470	2024	2039	102% of CDI	488	481
	4,984	2025	Perpetual	CDI + 1.25%	5,449	-
	3,000	2025	Perpetual	CDI + 1.15%	3,108	-
	4,415	2025	Perpetual	CDI + 1.35%	5,002	-
				Total	37,900	25,541

Subordinated euronotes - USD
	750	2018	Perpetual	7.86%	-	4,746
	700	2020	Perpetual	7.56%	-	4,404
	501	2021	2031	3.88%	2,755	3,080
				Total	2,755	12,230

Subordinated bonds - CLP
	180,351	2008	2033	3.50% to 4.92%	1,573	1,578
	97,962	2009	2035	4.75%	1,256	1,248
	1,060,250	2010	2032	4.35%	125	124
	1,060,250	2010	2035	3.90% to 3.96%	289	286
	1,060,250	2010	2036	4.48%	1,380	1,363
	1,060,250	2010	2038	3.93%	1,005	993
	1,060,250	2010	2040	4.15% to 4.29%	775	765
	1,060,250	2010	2042	4.45%	378	373

	57,168	2014	2034	3.80%	495	488
				Total	7,276	7,218

Subordinated bonds - COP
	146,000	2013	2028	IPC + 2%	216	208
				Total	216	208

Subordinated bonds - USD
	172	2025	2025	8.90%	-	22
	878	2024	2024	7.18%	-	5
				Total	-	27

Total					48,147	45,224
Note 18 - Other assets and liabilities
a) Other assets

	Note	12/31/2025	12/31/2024
Financial		167,121	138,325
At amortized cost		164,029	136,713
Receivables from credit card issuers		109,769	82,014
Deposits in guarantee - Contingent liabilities, provisions and legal obligations	29d	13,497	13,662
Trading and intermediation of securities		24,037	24,152
Income receivable		4,397	4,080
Operations without credit granting characteristics, net of provisions		11,895	9,759
Net amount receivables from reimbursement of provisions	29c	387	358
Deposits in guarantee of fund raisings abroad		47	40
Foreign exchange portfolio		-	2,648
At fair value through profit or loss		3,092	1,612
Other financial assets		3,092	1,612
Non-financial (1)		21,625	24,994
Sundry foreign		770	4,524
Prepaid expenses		7,133	8,503
Sundry domestic		3,887	4,028
Assets of post-employment benefit plans	26e	256	301
Other non-financial assets		2,590	2,345
Other		6,989	5,293
Current		169,438	144,380
Non-current		19,308	18,939
1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.
b) Other liabilities

	Note	12/31/2025	12/31/2024
Financial		243,077	192,951
At amortized cost		241,448	192,407
Credit card operations		185,717	164,872
Trading and intermediation of securities		37,381	18,636
Lease liabilities		3,275	3,681
Other		15,075	5,218
At fair value through profit or loss		1,629	544
Other financial liabilities		1,629	544
Non-financial		44,346	55,759
Funds in transit		11,417	25,124
Charging and collection of taxes and similar		680	398
Social and statutory		12,221	12,487
Deferred income		2,428	1,258
Sundry domestic		5,892	5,076
Personnel provision		2,892	2,731
Provision for sundry payments		2,572	2,260
Obligations on official agreements and rendering of payment services		2,455	2,433
Liabilities from post-employment benefit plans	26e	2,273	2,361
Other		1,516	1,631
Current		276,696	237,767
Non-current		10,727	10,943
Note 19 - Stockholders’ equity
The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.
a) Capital
In a meeting held on February 5, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares.
In a meeting held on November 27, 2025, the Board of directors approved cancellations of 78,850,638 of preferred shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Profit Reserves - Statutory Reserve.
In a meeting held on December 18, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 12,847, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 3% bonus in shares. The bonus shares were issued and started to be traded as from December 30, 2025. Consequently, capital was increased by 321,170,947 shares.
Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2025
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Shares of capital stock	12/31/2024	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Bonus shares - Outstanding as from 03/20/2025		495,829,036	484,584,499	980,413,535
(-) Cancellation of Shares - Meeting of the Board of Directors at 11/27/2025		-	(78,850,638)	(78,850,638)
Bonus shares - Outstanding as from 12/30/2025		163,623,582	157,547,365	321,170,947
Shares of capital stock	12/31/2025	5,617,742,977	5,409,126,215	11,026,869,192	136,910
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Treasury shares (1)	12/31/2024	-	28,030,833	28,030,833	(909)
Acquisition of treasury shares		-	81,312,040	81,312,040	(3,085)
(-) Cancellation of Shares - Meeting of the Board of Directors at 11/27/2025		-	(78,850,638)	(78,850,638)	3,000
Result from delivery of treasury shares		-	(30,244,329)	(30,244,329)	981
Bonus shares - Treasury as from 03/20/2025		-	86,718	86,718
Bonus shares - Treasury as from 12/30/2025		-	10,038	10,038
Treasury shares (1)	12/31/2025	-	344,662	344,662	(13)
Number of total shares at the end of the period (2)	12/31/2025	5,617,742,977	5,408,781,553	11,026,524,530
Number of total shares at the end of the period (2)	12/31/2024	4,958,290,359	4,817,814,156	9,776,104,515

		12/31/2024
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	12/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2024	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Treasury shares (1)	12/31/2023	-	436,671	436,671	(11)
Acquisition of treasury shares		-	54,000,000	54,000,000	(1,775)
Result from delivery of treasury shares		-	(26,405,838)	(26,405,838)	877
Treasury shares (1)	12/31/2024	-	28,030,833	28,030,833	(909)
Number of total shares at the end of the period (2)	12/31/2024	4,958,290,359	4,817,814,156	9,776,104,515
Number of total shares at the end of the period (2)	12/31/2023	4,958,290,359	4,845,408,318	9,803,698,677
1) Own shares, purchased based on authorization of the Board of directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

Cost / market value	12/31/2025		12/31/2024
	Common	Preferred	Common	Preferred
Minimum	-	32.81	-	31.42
Weighted average	-	37.91	-	32.83
Maximum	-	41.36	-	33.66
Treasury shares
Average cost	-	36.94	-	32.43
Market value on the last day of the base date	36.35	39.23	26.90	30.73
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
I - Calculation of dividends and interest on capital

	12/31/2025	12/31/2024
Statutory net income	45,659	37,318
Adjustments:
(-) Legal reserve - 5%	(2,283)	(1,406)
Dividend calculation basis	43,376	35,912
Minimum mandatory dividend - 25%	10,844	8,978
Dividends and interest on capital paid / accrued / identified	31,647	25,724

II - Stockholders' compensation

	12/31/2025
	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		29,556	(1,434)	28,122
Interest on capital - 11 monthly installments paid from February to December 2025	0.0150	2,038	(307)	1,731
Interest on capital - paid on 08/29/2025	0.5929	7,518	(1,127)	6,391
Dividends - paid on 12/19/2025	1.8682	20,000	-	20,000
Accrued (Recorded in Other liabilities - Social and statutory)		4,148	(623)	3,525
Interest on capital - 1 monthly installment paid on 01/02/2026	0.0150	190	(29)	161
Interest on capital - credited on 11/27/2025 to be paid until 04/30/2026	0.3143	3,958	(594)	3,364
Total - 01/01 to 12/31/2025		33,704	(2,057)	31,647

	12/31/2024
	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		6,729	(1,009)	5,720
Interest on capital - 11 monthly installments paid from February to December 2024	0.0150	1,901	(285)	1,616
lnterest on capital - paid on 08/30/2024	0.2055	2,370	(356)	2,014
lnterest on capital - paid on 08/30/2024	0.2134	2,458	(368)	2,090
Accrued (Recorded in Other liabilities - Social and statutory)		5,886	(882)	5,004
Interest on capital - 1 monthly installment paid on 01/02/2025	0.0150	173	(26)	147
Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025	0.2320	2,673	(400)	2,273
Interest on capital - credited on 11/28/2024 to be paid on 04/30/2025	0.2640	3,040	(456)	2,584
Identified in Profit Reserves in Stockholders' Equity		15,489	(489)	15,000
Interest on capital	0.2834	3,260	(489)	2,771
Dividends	1.2509	12,229	-	12,229
Total - 01/01 to 12/31/2024		28,104	(2,380)	25,724

	12/31/2023
	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		7,079	(1,061)	6,018
Interest on capital - 11 monthly installments paid from February to December 2023	0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/25/2023	0.2227	2,567	(385)	2,182
Interest on capital - paid on 08/25/2023	0.2264	2,610	(391)	2,219
Accrued (Recorded in Other liabilities - Social and statutory)		5,236	(786)	4,450
Interest on capital - 1 monthly installment paid on 01/02/2024	0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024	0.2289	2,639	(396)	2,243
Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024	0.2102	2,424	(364)	2,060
Identified in Profit Reserves In Stockholders' Equit		11,000	-	11,000
Dividends	1.1251	11,000	-	11,000
Total - 01/01 to 12/31/2023		23,315	(1,847)	21,468
c) Capital reserves and profit reserves

	12/31/2025	12/31/2024
Capital reserves	2,876	2,732
Premium on subscription of shares	284	284
Share-based payment	2,588	2,444
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves (1)	67,711	121,428
Legal (2)	20,429	18,146
Statutory (3)	47,282	87,793
Special revenue (4)	-	15,489
Total reserves at parent company	70,587	124,160
1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following annual general stockholders' meeting/extraordinary general stockholders' meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the yield flow to shareholders.
4) Refers to Dividends declared after 12/31/2024.

Statutory reserves include R$ (814), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.
d) Non-controlling interests

	Stockholders’ equity		Income
	12/31/2025	12/31/2024	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Banco Itaú Chile	8,337	8,009	608	627	598
Itaú Colombia S.A.	22	21	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	715	706	169	174	147
Luizacred S.A. Soc. Cred. Financiamento Investimento	1,103	976	126	148	(49)
Other	398	482	89	94	76
Total	10,575	10,194	992	1,043	772
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
Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Partner plan	(499)	(336)	(264)
Share-based plan	(608)	(482)	(473)
Total	(1,107)	(818)	(737)
a) Partner plan
The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations.
The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date.
The fair value of the consideration in shares is the market price at the grant date, less expected dividends.
Change in the partner program

	01/01 to 12/31/2025	01/01 to 12/31/2024
	Quantity	Quantity (1)
Opening balance	84,186,167	70,728,010
New	33,444,044	26,358,836
Delivered	(14,551,588)	(9,054,653)
Cancelled	(1,058,266)	(3,846,026)
Closing balance	102,020,357	84,186,167
Weighted average of remaining contractual life (years)	2.11	2.19
Market value weighted average (R$)	21.24	26.15
1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held.

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
The fair value of the share is the market price at its grant date, less expected dividends.
Change in share-based variable compensation

	01/01 to 12/31/2025	01/01 to 12/31/2024
	Quantity	Quantity (1)
Opening balance	47,813,732	49,279,420
New	26,766,853	22,829,512
Delivered	(24,312,818)	(23,485,766)
Cancelled	(466,053)	(809,434)
Closing balance	49,801,714	47,813,732
Weighted average of remaining contractual life (years)	0.92	0.84
Market value weighted average (R$)	24.98	31.55
1) For the better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the porportion of three new shares for every 100 held.

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss
a) Interest and similar income

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Central Bank of Brazil deposits	17,820	12,505	12,569
Interbank deposits	1,881	4,436	4,122
Securities purchased under agreements to resell	37,079	36,171	33,898
Financial assets at fair value through other comprehensive income	15,642	36,937	27,463
Financial assets at amortized cost	26,020	12,038	13,126
Loan operations	154,626	138,781	130,462
Other financial assets	1,722	1,390	745
Total	254,790	242,258	222,385
b) Interest and similar expense

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Deposits	(99,322)	(68,489)	(71,508)
Securities sold under repurchase agreements	(57,127)	(36,262)	(41,624)
Interbank market funds	(48,158)	(51,600)	(34,543)
Institutional market funds	(13,170)	(10,581)	(10,239)
Other	(1,561)	(346)	(336)
Total	(219,338)	(167,278)	(158,250)
c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Securities	58,892	12,170	31,399
Derivatives (1)	(1,779)	19,781	(2,954)
Financial assets designated at fair value through profit or loss	923	(3)	479
Other financial assets at fair value through profit or loss	(1)	2	1,897
Financial liabilities at fair value through profit or loss	-	(14)	(1,731)
Financial liabilities designated at fair value	19	75	55
Total	58,054	32,011	29,145
1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2025, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 940 (R$ (2,891) from 01/01 to 12/31/2024) of Expected credit loss, R$ (222) (R$ (90) from 01/01 to 12/31/2024) for Financial assets at fair value through other comprehensive income and R$ 1,162 (R$ (2,801) from 01/01 to 12/31/2024) for Financial assets at amortized cost.
Note 22 - Commissions and banking fees
The accounting policy on commissions and banking fees is presented in Note 2c XVIII.
The main services provided by ITAÚ UNIBANCO HOLDING are:
•Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.
•Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.
•Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.

•Payments and collections: refer mainly to the fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity’s packages.
•Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Credit and debit cards (1)	16,839	17,077	16,265
Current account services (1)	3,407	4,109	4,742
Asset management	6,921	6,539	5,792
Funds	4,937	4,983	4,395
Consortia	1,984	1,556	1,397
Credit operations and financial guarantees	2,624	2,782	2,544
Credit operations	875	1,171	1,100
Financial guarantees	1,749	1,611	1,444
Payments and collections (1)	6,786	7,395	9,078
Economic, financial and brokerage advisory	5,131	4,920	3,596
Custody services	914	641	602
Other	4,375	3,608	3,112
Total	46,997	47,071	45,731
1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Note 23 - General and administrative expenses

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Compensation, payroll charges, welfare benefits, provision for labor claims, dismissals, training and other	(29,088)	(27,365)	(25,389)
Employees’ profit sharing and share-based payment	(9,251)	(8,253)	(7,011)
Third-party and financial system services, security, transportation and travel expenses	(8,419)	(8,051)	(7,851)
Data processing and telecommunications	(5,886)	(5,190)	(5,027)
Installations and materials	(2,928)	(2,395)	(2,243)
Advertising, promotions and publicity	(1,740)	(1,976)	(1,996)
Depreciation and amortization	(7,419)	(7,177)	(6,529)
Selling - credit cards	(6,184)	(6,286)	(6,114)
Claims losses	(753)	(801)	(1,007)
Selling of non-financial products	-	(4,990)	(641)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(137)	(353)	(1,595)
Provision for lawsuits civil	(1,343)	(1,609)	(1,679)
Provision for tax and social security lawsuits and other risks	1,321	(1,019)	(726)
Other	(7,349)	(3,951)	(7,951)
Total	(79,176)	(79,416)	(75,759)
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

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (1)	20.00%
1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%.

a) Expenses for taxes and contributions
Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Income / (loss) before income tax and social contribution	50,250	47,556	39,700
Charges (income tax and social contribution) at the rates in effect	(22,613)	(21,401)	(17,865)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	1,809	1,478	1,168
Interest on capital	7,626	5,559	5,419
Other nondeductible expenses net of non taxable income (1)	2,483	4,931	2,593
Income tax and social contribution expenses	(10,695)	(9,433)	(8,685)
Related to temporary differences
Increase / (reversal) for the period	6,294	4,005	2,862
(Expenses) / income from deferred taxes	6,294	4,005	2,862
Total income tax and social contribution expenses	(4,401)	(5,428)	(5,823)
1) Includes temporary (additions) and exclusions.

b) Deferred taxes
I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2024	Realization / Reversal	Increase	12/31/2025
Reflected in income	64,636	(20,385)	27,370	71,621
Provision for expected credit loss	43,518	(5,664)	13,843	51,697
Related to tax losses and social contribution loss carryforwards	2,469	(2,053)	97	513
Provision for profit sharing	3,258	(3,258)	3,623	3,623
Provisions	6,277	(3,406)	2,993	5,864
Civil lawsuits	1,239	(665)	641	1,215
Labor claims	3,174	(1,386)	1,755	3,543
Tax and social security obligations	1,864	(1,355)	597	1,106
Legal obligations	375	(135)	140	380
Adjustments of operations carried out on the futures settlement market	787	(787)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	245	(245)	15	15
Provision relating to health insurance operations	365	-	120	485
Other	7,342	(4,837)	6,539	9,044
Reflected in stockholders’ equity	5,570	(1,882)	101	3,789
Adjustment to fair value of financial assets - At fair value through other comprehensive income	4,268	(1,872)	95	2,491
Cash flow hedge	392	(10)	-	382
Other	910	-	6	916
Total(1)	70,206	(22,267)	27,471	75,410
1) The balance of deferred tax assets includes the effects brought by Supplementary Law No. 224/25 (Note 33b), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING. This law will take effect in current tax as from April 1, 2026.

	12/31/2023	Realization / Reversal	Increase	12/31/2024
Reflected in income	58,714	(17,283)	23,205	64,636
Provision for expected credit loss	38,664	(7,436)	12,290	43,518
Related to tax losses and social contribution loss carryforwards	2,325	(385)	529	2,469
Provision for profit sharing	2,794	(2,794)	3,258	3,258
Provisions	5,869	(2,354)	2,762	6,277
Civil lawsuits	1,227	(730)	742	1,239
Labor claims	2,867	(1,509)	1,816	3,174
Tax and social security obligations	1,775	(115)	204	1,864
Legal obligations	279	(15)	111	375
Adjustments of operations carried out on the futures settlement market	-	-	787	787
Adjustment to fair value of financial assets - At fair value through profit or loss	755	(755)	245	245
Provision relating to health insurance operations	395	(30)	-	365
Other	7,633	(3,514)	3,223	7,342
Reflected in stockholders’ equity	2,954	(244)	2,860	5,570
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,022	(244)	2,490	4,268
Cash flow hedge	108	-	284	392
Other	824	-	86	910
Total	61,668	(17,527)	26,065	70,206
Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,486 (R$ 58,859 at 12/31/2024) and R$ 491 (R$ 603 at 12/31/2024), respectively.
II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2024	Realization / reversal	Increase	12/31/2025
Reflected in income	9,065	(4,670)	5,524	9,919
Supervenience of depreciation of finance lease	107	(9)	-	98
Adjustment of deposits in guarantee and provisions	1,754	(722)	657	1,689
Post-employment benefits	260	(37)	34	257
Adjustments of operations carried out on the futures settlement market	-	-	185	185
Adjustment to fair value of financial assets - At fair value through profit or loss	3,538	(3,538)	3,763	3,763
Taxation of results abroad – capital gains	764	(25)	9	748
Other	2,642	(339)	876	3,179
Reflected in stockholders’ equity	2,885	(764)	375	2,496
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,881	(764)	372	2,489
Post-employment benefits	4	-	3	7
Total (1)	11,950	(5,434)	5,899	12,415
1) The balance of deferred tax liabilities includes the effects brought by Supplementary Law No. 224/25 (Note 33b), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING. This law will take effect in current tax as from April 1, 2026.

	12/31/2023	Realization / reversal	Increase	12/31/2024
Reflected in income	7,148	(2,368)	4,285	9,065
Supervenience of depreciation of finance lease	130	(23)	-	107
Adjustment of deposits in guarantee and provisions	1,572	(9)	191	1,754
Post-employment benefits	15	(15)	260	260
Adjustments of operations carried out on the futures settlement market	416	(416)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	1,450	(1,450)	3,538	3,538
Taxation of results abroad – capital gains	740	-	24	764
Other	2,825	(455)	272	2,642
Reflected in stockholders’ equity	1,389	(147)	1,643	2,885
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,381	(143)	1,643	2,881
Post-employment benefits	8	(4)	-	4
Total	8,537	(2,515)	5,928	11,950
Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,486 (R$ 58,859 at 12/31/2024) and R$ 491 (R$ 603 at 12/31/2024), respectively.
III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities		Net deferred taxes
Realization year	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%		%		%
2026	17,848	23.8%	508	99.0%	18,356	24.3%	(1,139)	9.2%	17,217	27.3%
2027	10,849	14.5%	-	-	10,849	14.4%	(478)	3.9%	10,371	16.5%
2028	7,658	10.2%	1	0.2%	7,659	10.2%	(538)	4.3%	7,121	11.3%
2029	6,017	8.0%	1	0.2%	6,018	8.0%	(1,355)	10.9%	4,663	7.4%
2030	5,710	7.6%	2	0.4%	5,712	7.6%	(659)	5.3%	5,053	8.0%
After 2030	26,815	35.9%	1	0.2%	26,816	35.5%	(8,246)	66.4%	18,570	29.5%
Total	74,897	100.0%	513	100.0%	75,410	100.0%	(12,415)	100.0%	62,995	100.0%
Present value (1)	60,235		484		60,719		(8,878)		51,841
1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes the in realization of deferred tax assets presented above are not considered as an indication of future net income.
IV - Deferred tax assets not accounted for
At 12/31/2025, deferred tax assets not accounted for correspond to R$ 586 (R$ 88 at 12/31/2024) and result from Management’s evaluation of their perspectives of realization in the long term.
c) Tax liabilities

	Note	12/31/2025	12/31/2024
Taxes and contributions on income payable		6,436	4,364
Deferred tax liabilities	24b II	491	603
Other		4,655	6,378
Total		11,582	11,345
Current		9,895	8,444
Non-current		1,687	2,901
Note 25 - Earnings per share
a) Basic earnings per share
Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2025	01/01 to 31/12/2024 (1)	01/01 to 31/12/2023 (1)
Net income attributable to owners of the parent company	44,857	41,085	33,105
Minimum non-cumulative dividends on preferred shares	(120)	(120)	(121)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(124)	(124)	(123)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	22,624	20,687	16,631
Preferred	21,989	20,154	16,230
Total net income available to equity owners
Common	22,748	20,811	16,754
Preferred	22,109	20,274	16,351
Weighted average number of outstanding shares
Common	5,617,742,977	5,617,742,977	5,617,742,977
Preferred	5,459,926,630	5,472,801,129	5,482,580,990
Basic earnings per share – R$
Common	4.05	3.70	2.98
Preferred	4.05	3.70	2.98
1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held.

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2025	01/01 to 31/12/2024 (1)	01/01 to 31/12/2023 (1)
Net income available to preferred equity owners	22,109	20,274	16,351
Dividends on preferred shares after dilution effects	227	149	101
Net income available to preferred equity owners considering preferred shares after the dilution effect	22,336	20,423	16,452
Net income available to ordinary equity owners	22,748	20,811	16,754
Dividend on preferred shares after dilution effects	(227)	(149)	(101)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	22,521	20,662	16,653
Adjusted weighted average of shares
Common	5,617,742,977	5,617,742,977	5,617,742,977
Preferred	5,571,684,620	5,552,704,085	5,549,980,489
Preferred	5,459,926,630	5,472,801,129	5,482,580,990
Incremental as per share-based payment plans	111,757,990	79,902,956	67,399,499
Diluted earnings per share – R$
Common	4.01	3.68	2.96
Preferred	4.01	3.68	2.96
1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held.

There was no potentially antidilutive effect of the shares in share-based payment plans in any of the periods.
Note 26 - Post-employment benefits
The accounting policies on post-employment benefits are presented in Note 2c XIV.
Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.
There are three types of retirement plan:
•Defined benefit plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).
•Defined contribution plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.
•Variable contribution plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV

Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.
a) Main actuarial assumptions
The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	12/31/2025	12/31/2024
Demographic	Mortality table (1)	AT-2000	AT-2000
Financial	Nominal discount rate (2)	11.70% p.a.	11.59% p.a.
Financial	Inflation (3)	4.00% p.a.	4.00% p.a.
1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan’s population, in the probability of survival in relation to the respesctive basic tables.
2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Long-term inflation projected.

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
•Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.
•Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.
•Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.
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
c) Asset management
The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Fixed income securities	22,144	20,732	96.5%	96.5%
Quoted in an active market	21,481	20,117	93.6%	93.6%
Non quoted in an active market	663	615	2.9%	2.9%
Variable income securities	2	9	-	-
Quoted in an active market	2	4	-	-
Non quoted in an active market	-	5	-	-
Structured investments	125	120	0.5%	0.6%
Non quoted in an active market	125	120	0.5%	0.6%
Real estate	575	546	2.6%	2.5%
Loans to participants	91	83	0.4%	0.4%
Total	22,937	21,490	100.0%	100.0%
The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and its subsidiaries, with a fair value of R$ 2 (R$ 1 at 12/31/2024), and real estate rented to group companies, with a fair value of R$ 508 (R$ 472 at 12/31/2024).
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

		12/31/2025
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,490	(19,035)	(4,237)	(1,782)	365	(81)	284	(562)	(2,060)
Amounts recognized in income (1+2+3+4)		2,393	(2,108)	(493)	(208)	(16)	(10)	(26)	(61)	(295)
1 - Cost of current service		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,393	(2,084)	(493)	(184)	50	(10)	40	(61)	(205)
4 - Other revenues and expenses (1)		-	-	-	-	(66)	-	(66)	-	(66)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		749	(445)	(300)	4	(10)	(5)	(15)	14	3
5 - Effects on asset ceiling		-	-	(300)	(300)	-	(5)	(5)	-	(305)
6 - Remeasurements		762	(451)	-	311	(10)	-	(10)	14	315
Changes in demographic assumptions		-	151	-	151	-	-	-	-	151
Changes in financial assumptions		-	(384)	-	(384)	-	-	-	4	(380)
Experience of the plan (2)		762	(218)	-	544	(10)	-	(10)	10	544
7 - Exchange variation		(13)	6	-	(7)	-	-	-	-	(7)
Other (8+9+10)		(1,695)	1,947	-	252	-	-	-	83	335
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,947)	1,947	-	-	-	-	-	83	83
10 - Contributions and investments from sponsor		252	-	-	252	-	-	-	-	252
Amounts at the end of the period		22,937	(19,641)	(5,030)	(1,734)	339	(96)	243	(526)	(2,017)
Amount recognized in Assets	18a				13			243	-	256
Amount recognized in Liabilities	18b				(1,747)			-	(526)	(2,273)

		12/31/2024
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amounts recognized in income (1+2+3+4)		2,226	(2,015)	(397)	(186)	105	(7)	98	(65)	(153)
1 - Cost of current service		-	(29)	-	(29)	-	-	-	-	(29)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,226	(1,986)	(397)	(157)	41	(7)	34	(65)	(188)
4 - Other revenues and expenses (1)		-	-	-	-	64	-	64	-	64
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(3,240)	2,762	290	(188)	(133)	6	(127)	88	(227)
5 - Effects on asset ceiling		-	-	290	290	-	6	6	-	296
6 - Remeasurements		(3,244)	2,790	-	(454)	(133)	-	(133)	88	(499)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	3,197	-	3,197	-	-	-	91	3,288
Experience of the plan (2)		(3,244)	(407)	-	(3,651)	(133)	-	(133)	(3)	(3,787)
7 - Exchange variation		4	(28)	-	(24)	-	-	-	-	(24)
Other (8+9+10)		(1,250)	1,808	-	558	-	-	-	191	749
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,808)	1,808	-	-	-	-	-	191	191
10 - Contributions and investments from sponsor		558	-	-	558	-	-	-	-	558
Amounts at the end of the period		21,490	(19,035)	(4,237)	(1,782)	365	(81)	284	(562)	(2,060)
Amount recognized in Assets	18a				17			284	-	301
Amount recognized in Liabilities	18b				(1,799)			-	(562)	(2,361)
1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest correspond to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a. (On 01/01/2024 the rate used was 9.56% p.a.).
ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 47, in Other comprehensive income is R$ 15 and in income/(expense) is R$ (6).

f) Defined benefit contributions

	Estimated contributions	Contributions made
	2026	01/01 to 12/31/2025	01/01 to 12/31/2024
Retirement plan - FIU	21	69	70
Retirement plan - FUNBEP	129	147	453
Total (1)	150	216	523
1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2026	2027	2028	2029	2030	2031 to 2035
Pension plan - FIU	7.95	1,219	1,263	1,305	1,345	1,383	7,381
Pension plan - FUNBEP	7.38	740	757	774	789	803	4,169
Other post-employment benefits	7.42	91	72	45	47	49	265
Total		2,050	2,092	2,124	2,181	2,235	11,815
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

Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5 p.p.	(669)	-	236	(17)	-	17
Decrease by 0.5 p.p.	716	-	(252)	19	-	(19)
Mortality table
Increase by 5%	(234)	-	79	(9)	-	9
Decrease by 5%	245	-	(82)	10	-	(10)
Medical inflation
Increase by 1 p.p.	-	-	-	40	-	(40)
Decrease by 1 p.p.	-	-	-	(35)	-	35
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
The liquidity management of insurance and private pension contracts is detailed in Note 32.
Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	12/31/2025			12/31/2024
		(Assets) / liabilities	Income		(Assets) / liabilities	Income
			Contractual	Financial		Contractual	Financial
General model (BBA)		14,307	3,301	(826)	16,399	2,332	(1,385)
lnsurance	27a I	5,897	3,126	(309)	5,752	2,463	(268)
Private pension	27a II	8,410	175	(517)	10,647	(131)	(1,117)
Variable fee approach (VFA)	27a II	338,116	1,543	(41,332)	289,823	1,869	(22,310)
Private pension		338,116	1,543	(41,332)	289,823	1,869	(22,310)
Simplified model (PAA)	27a I	618	2,725	8	611	2,335	16
lnsurance		642	2,765	4	631	2,382	11
Reinsurance		(24)	(40)	4	(20)	(47)	5
Total Insurance contracts and private pension		353,041	7,569	(42,150)	306,833	6,536	(23,679)
lnsurance		6,539	5,891	(305)	6,383	4,845	(257)
Reinsurance		(24)	(40)	4	(20)	(47)	5
Private pension		346,526	1,718	(41,849)	300,470	1,738	(23,427)
Current		16,861	-	-	17,913	-	-
Non-current		336,180	-	-	288,920	-	-
Insurance of general model (BBA) are composed of assets of R$ (188) (R$ (46) at 12/31/2024) and liabilities of R$ 6,085 (R$ 5,798 at 12/31/2024).
a) Reconciliation of insurance and private pension portfolios

I - Insurance

	12/31/2025				12/31/2024
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	3,868	1,850	645	6,363	3,015	1,960	609	5,584
Income from insurance contracts and private pension	(8,061)	469	1,741	(5,851)	(6,446)	(39)	1,687	(4,798)
Financial income from insurance contracts and private pension	104	(12)	11	103	233	(71)	-	162
Premiums received, claims and other expenses paid	7,616	-	(1,716)	5,900	7,066	-	(1,651)	5,415
Closing balance	3,527	2,307	681	6,515	3,868	1,850	645	6,363

	12/31/2025				12/31/2024
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	146	5,928	289	6,363	86	5,215	283	5,584
Realization of insurance contractual margin	-	(6,369)	-	(6,369)	-	(5,194)	-	(5,194)
Actuarial remeasurements	993	(508)	33	518	1,557	(1,151)	(10)	396
Income from insurance contracts and private pension	993	(6,877)	33	(5,851)	1,557	(6,345)	(10)	(4,798)
New recognized insurance contracts	(6,885)	6,872	13	-	(6,760)	6,743	17	-
Financial income from insurance contracts and private pension	(260)	374	(11)	103	(152)	315	(1)	162
Recognized in income for the period	(88)	374	15	301	(76)	315	13	252
Recognized in other comprehensive income	(172)	-	(26)	(198)	(76)	-	(14)	(90)
Premiums received, claims and other expenses paid	5,900	-	-	5,900	5,415	-	-	5,415
Closing balance	(106)	6,297	324	6,515	146	5,928	289	6,363
II - Private pension

	12/31/2025				12/31/2024
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	299,662	716	92	300,470	265,128	595	98	265,821
Income from insurance contracts and private pension	(77,896)	(222)	76,400	(1,718)	(89,794)	137	87,919	(1,738)
Financial income from insurance contracts and private pension	40,997	(345)	5	40,657	22,753	(16)	(1)	22,736
Premiums received, claims and other expenses paid	83,515	-	(76,398)	7,117	101,575	-	(87,924)	13,651
Closing Balance	346,278	149	99	346,526	299,662	716	92	300,470

	12/31/2025				12/31/2024
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial Risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial Risk	Total
Opening balance - 01/01	279,220	20,944	306	300,470	245,564	19,936	321	265,821
Realization of insurance contractual margin	-	(1,572)	-	(1,572)	-	(1,899)	-	(1,899)
Actuarial remeasurements	(1,706)	1,594	(34)	(146)	379	(196)	(22)	161
Income from insurance contracts and private pension	(1,706)	22	(34)	(1,718)	379	(2,095)	(22)	(1,738)
New recognized insurance contracts	(3,597)	3,589	8	-	(3,103)	3,097	6	-
Financial Income from insurance contracts and private pension	40,656	6	(5)	40,657	22,729	6	1	22,736
Recognized in income for the period	41,832	6	11	41,849	23,410	6	11	23,427
Recognized in other comprehensive income	(1,176)	-	(16)	(1,192)	(681)	-	(10)	(691)
Premiums received, claims and other expenses paid	7,117	-	-	7,117	13,651	-	-	13,651
Closing balance	321,690	24,561	275	346,526	279,220	20,944	306	300,470
The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 335,480 (R$ 287,919 at 12/31/2024).
b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual service margin in income according to the terms and amounts shown below:

Period	12/31/2025			12/31/2024
	lnsurance	Private Pension	Total	lnsurance	Private Pension	Total
1 year	3,132	2,072	5,204	2,388	2,068	4,456
2 years	1,880	2,248	4,128	1,638	2,084	3,722
3 years	956	2,410	3,366	1,188	2,115	3,303
4 years	263	2,242	2,505	580	2,077	2,657
5 years	58	2,083	2,141	115	1,935	2,050
Over 5 years	8	13,506	13,514	19	10,665	10,684
Total	6,297	24,561	30,858	5,928	20,944	26,872
During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 1,794 (R$ 2,241 from 01/01 to 12/31/2024), with the balance of margin of these contracts corresponding to R$ 18,087 (R$ 17,798 at 12/31/2024).
c) Discount rates
The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	12/31/2025					12/31/2024
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	7.29%	8.04%	7.98%	7.58%	7.34%	7.43%	5.69%	6.29%	6.18%	5.88%
IPCA	9.13%	7.80%	7.62%	7.23%	7.04%	7.63%	8.05%	7.79%	7.59%	7.36%
TR	11.69%	11.33%	11.55%	11.65%	11.63%	13.07%	13.48%	13.24%	12.78%	12.58%
d) Claims development

Occurrence date	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025	Total
At the end of event period	1,265	1,167	1,125	1,205	1,240
After 1 year	1,530	1,416	1,383	1,467
After 2 years	1,571	1,444	1,421
After 3 years	1,584	1,460
After 4 years	1,596
Accumulated payments through base date	1,562	1,445	1,409	1,457	1,155	7,028
Liabilities recognized in the balance sheet						732
Liabilities in relation to prior periods						19
Other estimates						32
Adjustment to present value						(46)
Risk adjustment to non-financial risk						43
Liability for claims incurred at 12/31/2025						780
Note 28 - Fair value
The accounting policy on fair value of financial instruments is presented in Note 2c IV.
a) Assets and liabilities measured at fair value
The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.
Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.
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

	12/31/2025				12/31/2024
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Financial assets	616,603	128,416	723	745,742	535,394	128,576	2,158	666,128
Financial assets at fair value through other comprehensive income	128,557	3,662	254	132,473	103,319	2,766	218	106,303
Government securities	120,890	-	-	120,890	98,873	-	-	98,873
Brazil	81,763	-	-	81,763	64,377	-	-	64,377
Latin America	25,143	-	-	25,143	21,470	-	-	21,470
Abroad	13,984	-	-	13,984	13,026	-	-	13,026
Corporate securities	6,948	3,603	252	10,803	3,937	2,709	218	6,864
Rural product note	-	-	-	-	-	126	-	126
Bank deposit certificates	-	167	-	167	-	83	-	83
Real estate receivables certificates	-	222	-	222	-	57	-	57
Debentures	2,248	1,913	252	4,413	761	519	218	1,498
Eurobonds and other	4,700	1,171	-	5,871	3,162	1,650	-	4,812
Financial credit bills	-	5	-	5	-	53	-	53
Other	-	125	-	125	14	221	-	235
Shares	719	59	2	780	509	57	-	566
Financial assets at fair value through profit or loss	488,046	124,754	469	613,269	432,075	125,810	1,940	559,825
Government securities	398,919	3,955	-	402,874	364,740	2,810	-	367,550
Brazil	392,506	3,952	-	396,458	358,886	2,810	-	361,696
Latin America	6,012	3	-	6,015	4,381	-	-	4,381
Abroad	401	-	-	401	1,473	-	-	1,473
Corporate securities	75,221	69,789	365	145,375	58,396	69,062	1,834	129,292
Rural product note	-	636	-	636	-	941	-	941
Bank deposit certificates	-	1,108	-	1,108	-	450	-	450
Real estate receivables certificates	249	1,714	83	2,046	265	1,289	100	1,654
Debentures	71,016	26,612	278	97,906	55,942	29,466	1,734	87,142
Eurobonds and other	3,001	97	-	3,098	1,968	23	-	1,991
Financial bills	-	37,343	2	37,345	-	33,071	-	33,071
Promissory and commercial notes	-	1,174	-	1,174	-	1,216	-	1,216
Other	955	1,105	2	2,062	221	2,606	-	2,827
Shares	12,126	12,945	104	25,175	7,659	18,115	106	25,880
Investment funds	1,780	38,065	-	39,845	1,280	35,823	-	37,103
Designated as fair value through profit or loss	15,505	-	-	15,505	318	-	-	318
Government securities	15,505	-	-	15,505	318	-	-	318
Brazil	57	-	-	57	43	-	-	43
Latin America	15,448	-	-	15,448	275	-	-	275
Other financial assets	-	3,092	-	3,092	-	1,612	-	1,612
Non-financial assets	4,139	-	-	4,139	2,345	-	-	2,345
Financial liabilities	-	(1,686)	-	(1,686)	-	(862)	-	(862)
Financial liabilities at fair value through profit or loss	-	(1,686)	-	(1,686)	-	(862)	-	(862)
Structured notes	-	(57)	-	(57)	-	(318)	-	(318)
Other financial liabilities	-	(1,629)	-	(1,629)	-	(544)	-	(544)

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2025				12/31/2024
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Assets	21	72,982	381	73,384	5	92,062	372	92,439
Options	-	11,707	19	11,726	-	21,139	31	21,170
Forward	4	4,586	17	4,607	-	1,721	18	1,739
Swaps	-	46,839	345	47,184	-	55,106	322	55,428
NDF	-	8,351	-	8,351	-	12,207	-	12,207
Credit derivatives	-	615	-	615	-	632	1	633
Other	17	884	-	901	5	1,257	-	1,262
Liabilities	(418)	(67,760)	(1,582)	(69,760)	(67)	(85,171)	(175)	(85,413)
Options	(30)	(8,350)	(22)	(8,402)	-	(20,580)	(8)	(20,588)
Forward	(338)	(4,028)	(15)	(4,381)	-	(1,435)	(15)	(1,450)
Swaps	-	(43,908)	(1,545)	(45,453)	-	(51,242)	(152)	(51,394)
NDF	-	(10,929)	-	(10,929)	-	(10,761)	-	(10,761)
Credit derivatives	-	(367)	-	(367)	-	(795)	-	(795)
Other	(50)	(178)	-	(228)	(67)	(358)	-	(425)

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
Changes in the fair value hierarchy
In the periods, there were no material transfer between Level 1 and Level 2.
The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options.

	Fair value at 12/31/2024	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 12/31/2025	Total gains or losses (unrealized)
01/01/2024		Income	Other comprehensive income
Financial assets	2,158	200	5	64	(1,640)	(64)	723	(277)
At fair value through other comprehensive income	218	46	5	6	(22)	1	254	(1)
Corporate securities	218	46	5	6	(22)	(1)	252	(1)
Debentures	218	46	5	-	(16)	(1)	252	(1)
Financial bills	-	-	-	6	(6)	-	-	-
Shares	-	-	-	-	-	2	2	-
At fair value through profit or loss	1,940	154	-	58	(1,618)	(65)	469	(276)
Corporate securities	1,834	198	-	16	(1,618)	(65)	365	(120)
Real estate receivables certificates	100	8	-	1	-	(26)	83	(75)
Debentures	1,734	190	-	3	(1,606)	(43)	278	(45)
Eurobonds and other	-	-	-	12	(12)	-	-	-
Financial bills	-	-	-	-	-	2	2	-
Other	-	-	-	-	-	2	2	-
Shares	106	(44)	-	42	-	-	104	(156)
Derivatives – assets	372	134	-	349	(223)	(251)	381	(265)
Forward	18	(2)	-	1	-	-	17	-
Option	31	(7)	-	108	(113)	-	19	(37)
Swaps	322	143	-	240	(109)	(251)	345	(228)
Credit derivatives	1	-	-	-	(1)	-	-	-
Derivatives – liabilities	(175)	(402)	-	(1,356)	430	(79)	(1,582)	390
Forward	(15)	-	-	(15)	15	-	(15)	-
Option	(8)	(19)	-	(75)	79	1	(22)	(6)
Swaps	(152)	(383)	-	(1,266)	336	(80)	(1,545)	396

	Fair value at 12/31/2023	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 12/31/2024	Total gains or Losses (unrealized)
		Income	Other comprehensive income
Financial assets	2,371	298	6	1,713	(957)	(1,273)	2,158	(994)
At fair value through other comprehensive income	253	12	6	504	(372)	(185)	218	-
Corporate securities	60	12	6	504	(179)	(185)	218	-
Debentures	-	7	(1)	216	(144)	140	218	-
Eurobonds and other	60	5	7	288	(35)	(325)	-	-
Shares	193	-	-	-	(193)	-	-	-
At fair value through profit or loss	2,118	286	-	1,209	(585)	(1,088)	1,940	(994)
Corporate securities	2,047	250	-	1,206	(581)	(1,088)	1,834	(896)
Real estate receivables certificates	126	(27)	-	83	(95)	13	100	(78)
Debentures	1,895	306	-	950	(259)	(1,158)	1,734	(818)
Promissory notes	17	-	-	-	-	(17)	-	-
Eurobonds and other	5	(41)	-	132	(87)	(9)	-	-
Financial bills	4	-	-	-	(4)	-	-	-
Other	-	12	-	41	(136)	83	-	-
Shares	71	36	-	3	(4)	-	106	(98)
Derivatives - assets	262	176	-	235	(216)	(85)	372	270
Forward	19	(1)	-	-	-	-	18	-
Option	6	13	-	67	(47)	(8)	31	(2)
Swaps	236	164	-	168	(169)	(77)	322	271
Credit derivatives	1	-	-	-	-	-	1	1
Derivatives - liabilities	(389)	(215)	-	(306)	239	496	(175)	13
Forward	(16)	1	-	-	-	-	(15)	-
Option	(1)	17	-	(54)	23	7	(8)	7
Swaps	(372)	(233)	-	(252)	216	489	(152)	6

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
Interest rate: Shocks of of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.
Commodities, Index and Shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.
Nonlinear:
Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		12/31/2025		12/31/2024
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(5.6)	(0.1)	(7.4)	(0.1)
	II	(141.6)	(3.2)	(185.8)	(3.1)
	III	(283.7)	(6.4)	(372.2)	(6.2)
Commodities, Indexes and Shares	I	(5.4)	-	(5.7)	-
	II	(10.8)	-	(11.4)	-
Nonlinear	I	(25.5)	-	(25.1)	-
	II	(40.8)	-	(45.8)	-
b) Financial assets and liabilities not measured at fair value
The following table presents the book value and estimated fair value for financial assets and liabilities measured at amortized cost

	12/31/2025		12/31/2024
	Book value	Fair value	Book value	Fair value
Financial assets at amortized cost (1)	2,042,788	2,041,928	1,912,804	1,908,145
Central Bank of Brazil deposits	167,275	167,275	160,698	160,698
Interbank deposits	66,169	66,169	66,925	66,925
Securities purchased under agreements to resell	280,592	280,592	243,219	243,219
Securities	327,473	326,895	323,852	322,079
Loan and lease operations	1,037,250	1,036,968	981,397	978,511
Other financial assets	164,029	164,029	136,713	136,713
Financial liabilities at amortized cost	2,350,901	2,347,651	2,148,776	2,150,952
Deposits	1,114,482	1,114,434	1,054,741	1,054,745
Securities sold under repurchase agreements	434,607	434,607	388,787	388,787
Interbank market funds	406,170	402,669	372,294	372,587
Institutional market funds	154,194	154,493	140,547	142,426
Other financial liabilities	241,448	241,448	192,407	192,407
1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments measured at amortized cost are:
• Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The book value for these instruments is close to their fair values.
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
• Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral.

The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor.
• Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks.
Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of Financial guarantees, which amount to R$ 134,105 (R$ 123,915 at 12/31/2024) with an estimated fair value of R$ 1,295 (R$ 988 at 12/31/2024).
Note 29 - Provisions, contingent assets and contingent liabilities
The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII.
In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:
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
Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period.
In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months.

Labor claims
Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.
Other risks
These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned.
I - Civil, labor and other risks provisions
Below are the changes in civil, labor and other risks provisions:

		12/31/2025
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,207	8,213	1,066	12,486
(-) Provisions guaranteed by indemnity clause	2c XII	(169)	(671)	-	(840)
Subtotal		3,038	7,542	1,066	11,646
Adjustment / Interest	23	115	578	-	693
Changes in the period reflected in income	23	1,228	3,334	364	4,926
Increase		1,835	3,793	650	6,278
Reversal		(607)	(459)	(286)	(1,352)
Payment / Transfer		(1,426)	(3,173)	(37)	(4,636)
Subtotal		2,955	8,281	1,393	12,629
(+) Provisions guaranteed by indemnity clause	2c XII	197	565	-	762
Closing balance		3,152	8,846	1,393	13,391
Current		1,434	3,176	687	5,297
Non-current		1,718	5,670	706	8,094

		12/31/2024
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,203	7,821	2,141	13,165
(-) Provisions guaranteed by indemnity clause	2c XII	(205)	(962)	-	(1,167)
Subtotal		2,998	6,859	2,141	11,998
Adjustment / Interest	23	122	515	-	637
Changes in the period reflected in income	23	1,487	3,539	325	5,351
Increase		2,062	3,958	325	6,345
Reversal		(575)	(419)	-	(994)
Payment / Transfer		(1,569)	(3,371)	(1,400)	(6,340)
Subtotal		3,038	7,542	1,066	11,646
(+) Provisions guaranteed by indemnity clause	2c XII	169	671	-	840
Closing balance		3,207	8,213	1,066	12,486
Current		1,535	3,443	115	5,093
Non-current		1,672	4,770	951	7,393

II - Tax and social security provisions
Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.
The table below shows the change in the provisions:

	Note	12/31/2025	12/31/2024
Opening balance - 01/01		6,723	6,579
(-) Provisions guaranteed by indemnity clause	2c XII	(83)	(79)
Subtotal		6,640	6,500
Adjustment / Interest (1)		929	543
Changes in the period reflected in income		(1,293)	(274)
Increase (1)		579	61
Reversal (1)		(1,872)	(335)
Payment		(1,963)	(129)
Subtotal		4,313	6,640
(+) Provisions guaranteed by indemnity clause	2c XII	87	83
Closing balance		4,400	6,723
Current		-	-
Non-current		4,400	6,723
1)The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussion related to tax and social security provisions is described below:
•PIS and COFINS – Calculation Basis – R$ 34: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 10.
During the period, ITAÚ UNIBANCO HOLDING adhered to notices 25/2024 (deduction of tax amortization of goodwill in the calculation of IRPJ and CSLL), 27/2024 (levy of social security contributions on amounts paid as PLR to employees and individual taxpayers), 54/2025 (demutualization of the Stock Exchange) and 19/2025 (high economic impact judicial credits), of the Comprehensive Transaction Program instituted by the Ministry of Finance. In addition, a provision was recognized for tax contingency. The net effect on income was R$ 550.
III - Contingencies not provided for in the balance sheet
Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:
Civil lawsuits and labor claims
In Civil Lawsuits with possible loss, total estimated risk is R$ 4,043 (R$ 5,480 at 12/31/2024), and in this total there are no amounts arising from interests in Joint Ventures.
For Labor Claims with possible loss, estimated risk is R$ 1,236 (R$ 1,048 at 12/31/2024).
Tax and social security obligations
Tax and social security obligations of possible loss totaled R$ 42,145 (R$ 52,872 at 12/31/2024), and the main cases are described below:
•INSS – Non-compensatory Amounts – R$ 2,412: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.
•ISS – Banking Activities/Provider Establishment – R$ 9,413: the levy and/or payment place of ISS for certain banking revenues are discussed.
•IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,808: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies is discussed.
•IRPJ and CSLL – Goodwill – Deduction – R$ 1,690: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed.

•PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,646: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed.
•IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,476: cases in which the liquidity and the certainty of credits offset are discussed.
•IRPJ and CSLL – Disallowance of Losses – R$ 5,848: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.
•IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,679: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.
c) Accounts receivable – Reimbursement of provisions
The receivables balance arising from reimbursements of contingencies totals R$ 387 (R$ 358 at 12/31/2024) (Note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.
d) Guarantees of contingencies, provisions and legal obligations
The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING basically consist of:

		12/31/2025				12/31/2024
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,569	2,004	9,924	13,497	13,662
Investment fund quotas		260	62	-	322	534
Surety		78	14	5,418	5,510	5,453
Insurance bond		2,562	2,220	20,859	25,641	22,432
Guarantee by government securities		-	-	411	411	361
Total		4,469	4,300	36,612	45,381	42,442
Note 30 - Segment Information
The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:
•Retail Business
The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.
•Wholesale Business
It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.
•Activities with the Market + Corporation
Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.
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
•Reclassification and application of managerial criteria
The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.
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
The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:
•Requirements for impairment testing of financial assets are based on the expected loan losses model.
•Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.
•Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.
•Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.
•Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.
b) Consolidated Statement of Managerial Result

		01/01 to 12/31/2025
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		112,204	62,620	9,569	184,393	(16,613)	167,780
Interest margin		70,383	45,248	8,778	124,409	(11,685)	112,724
Commissions and Banking Fees		29,798	16,639	454	46,891	106	46,997
Income from insurance and private pension operations before claim and selling expenses		12,023	733	337	13,093	(4,362)	8,731
Other revenues		-	-	-	-	(672)	(672)
Cost of Credit		(31,616)	(4,994)	-	(36,610)	7,777	(28,833)
Claims		(1,624)	(34)	-	(1,658)	1,658	-
Operating margin		78,964	57,592	9,569	146,125	(7,178)	138,947
Other operating income / (expenses)		(51,604)	(23,175)	(2,777)	(77,556)	(11,141)	(88,697)
Non-interest expenses		(44,462)	(20,278)	(2,045)	(66,785)	(12,391)	(79,176)
Tax expenses for ISS, PIS and COFINS and Other		(7,142)	(2,897)	(732)	(10,771)	(167)	(10,938)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,417	1,417
Income before income tax and social contribution		27,360	34,417	6,792	68,569	(18,319)	50,250
Income tax and social contribution		(7,701)	(10,652)	(2,043)	(20,396)	15,995	(4,401)
Non-controlling interests		(529)	(759)	(55)	(1,343)	351	(992)
Net income		19,130	23,006	4,694	46,830	(1,973)	44,857

12/31/2025	Total assets (*) -	1,896,887	1,464,874	101,085	3,096,277	(30,108)	3,066,169
	Total liabilities -	1,820,419	1,374,833	61,964	2,890,647	(39,554)	2,851,093
(*) Includes:
Investments in associates and joint ventures		2,669	-	6,280	8,949	1,891	10,840
Fixed assets, net		7,724	1,871	-	9,595	3,040	12,635
Goodwill and Intangible assets, net		8,322	10,037	-	18,359	5,740	24,099
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 35,452 (R$ 74,980 from 01/01 to 12/31/2024), result of financial assets and liabilities at fair value through profit or loss of R$ 58,054 (R$ 32,011 from 01/01 to

12/31/2024) and foreign exchange results and exchange variations in foreign transactions of R$ 19,218 (R$ (3,143) from 01/01 to 12/31/2024).
Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (7,419) (R$ (7,177) from 01/01 to 12/31/2024).

		01/01 to 12/31/2024
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		101,057	58,014	9,887	168,958	(908)	168,050
Interest margin		61,956	41,259	9,232	112,447	(8,599)	103,848
Commissions and Banking Fees		28,559	16,176	375	45,110	1,961	47,071
Income from insurance and private pension operations before claim and selling expenses		10,542	579	280	11,401	(4,419)	6,982
Other revenues		-	-	-	-	10,149	10,149
Cost of Credit		(29,819)	(4,675)	-	(34,494)	2,183	(32,311)
Claims		(1,589)	(26)	-	(1,615)	1,615	-
Operating margin		69,649	53,313	9,887	132,849	2,890	135,739
Other operating income / (expenses)		(48,552)	(21,248)	(2,541)	(72,341)	(15,842)	(88,183)
Non-interest expenses		(41,946)	(18,438)	(1,755)	(62,139)	(17,277)	(79,416)
Tax expenses for ISS, PIS and COFINS and Other		(6,606)	(2,810)	(786)	(10,202)	388	(9,814)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,047	1,047
Income before income tax and social contribution		21,097	32,065	7,346	60,508	(12,952)	47,556
Income tax and social contribution		(5,482)	(10,502)	(1,879)	(17,863)	12,435	(5,428)
Non-controlling interests		(491)	(650)	(101)	(1,242)	199	(1,043)
Net income		15,124	20,913	5,366	41,403	(318)	41,085

12/31/2024	Total assets (*) -	1,842,885	1,418,456	243,230	3,048,537	(194,062)	2,854,475
	Total liabilities -	1,774,738	1,333,954	185,422	2,838,080	(204,889)	2,633,191
(*) Includes:
Investments in associates and joint ventures		2,343	-	6,214	8,557	1,517	10,074
Fixed assets, net (2)		7,490	1,590	-	9,080	4,183	13,263
Goodwill and Intangible assets, net		8,808	9,383	-	18,191	5,806	23,997
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

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

Interest margin includes interest and similar income and expenses of R$ 64,135, result of financial assets and liabilities at fair value through profit or loss of R$ 29,145 and foreign exchange results and exchange variations in foreign transactions of R$ 4,432.
Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (6,529).
c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2025			12/31/2024
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets (3)	30,646	6,088	36,734	27,940	5,250	33,190

	01/01 to 12/31/2025			01/01 to 12/31/2024			01/01 to 12/31/2023
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	278,006	54,056	332,062	219,281	51,845	271,126	221,534	34,428	255,962
Income from insurance contracts and private pension (3)	8,731	-	8,731	6,982	-	6,982	6,613	-	6,613
Commissions and Banking Fees (3)	41,062	5,935	46,997	41,888	5,183	47,071	41,147	4,584	45,731
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
The principal unconsolidated related parties are as follows:
•Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.
•Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.
•Other related parties:
•Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.
•Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.
•Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.
•Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.
a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	12/31/2025				12/31/2024
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets
lnterbank investments	-	1,328	-	1,328	-	820	-	820
Loan operations	-	232	408	640	-	141	448	589
Securities and derivatives (assets and liabilities)	-	795	3,380	4,175	527	373	3,211	4,111
Other assets	-	406	301	707	-	437	54	491
Total assets	-	2,761	4,089	6,850	527	1,771	3,713	6,011

Liabilities
Deposits	(47)	(80)	(1,159)	(1,286)	-	(129)	(1,157)	(1,286)
Securities sold under repurchase agreements	-	(287)	(793)	(1,080)	-	(279)	(71)	(350)
Debt instruments	-	(84)	(213)	(297)	-	(29)	(146)	(175)
lnterbank and lnterbranch accounts (assets and liabilities)	-	(290)	-	(290)	-	-	-	-
Other liabilities	-	(200)	(4,263)	(4,463)	(2)	(13)	(1,576)	(1,591)
Total Liabilities	(47)	(941)	(6,428)	(7,416)	(2)	(450)	(2,950)	(3,402)

ITAÚ UNIBANCO HOLDING	01/01 to 12/31/2025				01/01 to 12/31/2024				01/01 to 12/31/2023
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of lncome
lncome	41	263	14	318	156	91	914	1,161	173	48	629	850
Expenses	(5)	(29)	(230)	(264)	-	(74)	(482)	(556)	-	(20)	(298)	(318)
Other operating income / (expenses)	7	(261)	(481)	(735)	14	(167)	(839)	(992)	14	(81)	(196)	(263)
lncome	43	(27)	(697)	(681)	170	(150)	(407)	(387)	187	(53)	135	269
Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 213, Liabilities of R$ (11,290) and Results of R$ (44) (R$ 191, R$ (7,641) at 12/31/2024 and R$ 19 and R$ (62) from 01/01 to 12/31/2024 and 01/01 to 12/31/2023, respectively).
b) Compensation and Benefits of Key Management Personnel
Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Fees	(851)	(711)	(686)
Profit sharing	(548)	(321)	(275)
Post-employment benefits	(10)	(10)	(6)
Share-based payment plan	(357)	(229)	(179)
Total	(1,766)	(1,271)	(1,146)
Total amount related to share-based payment plans, personnel expenses and post-employment benefits are detailed in Notes 20, 23 and 26, respectively.
Note 32 - Risk and Capital Management

a) Corporate Governance
To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.
Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements.
These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.
The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING’s employees in their daily routines are as follows:
•Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution.
•Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.
•Risk pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios.
•Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses.
•Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services.
•Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation.
The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, who are responsible for risks and capital management performing delegated duties on these topics, and their decisions are monitored by the CGRC.
To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition, ITAÚ UNIBANCO HOLDING adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized.
Additionally, ITAÚ UNIBANCO HOLDING also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past.
Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of governance, namely:
•1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom.
•2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions.
•3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.
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
The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established.
Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING, the Risk Appetite and its dimensions are based on the following Statement:
“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels:
•Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings.
•Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.
•Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.
•Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation.
•Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards.
•Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.
The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy.
The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors.
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
The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others.
With respect to individuals, small and medium size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship).
For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.
The rating models for large companies incorporate Report on Environmental, Social and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers:
• Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare.
• Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices.
• Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise.
Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating.
This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty.
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
ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.
As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee.
For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks.
For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force.

This process strengthen the commitment of ITAÚ UNIBANCO HOLDING to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors.
I.II - Governance and measurement of expected credit loss
Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.
These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).
ITAÚ UNIBANCO HOLDING calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD.
Sensitivity analysis
ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected credit loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.
The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected credit loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2025					12/31/2024
Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected loss			Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,547,631	(51,313)	(521)	206	637	1,464,464	(52,936)	(2,183)	538	1,347
1) Composed of Loan operations, lease operations and securities.

Expected credit loss comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released R$ (1,793) (R$ (4,928) at 12/31/2024).

I.III - Classification of Credit Impairment Stages
The accounting policy on expected credit loss is presented in Note 2c IV.
ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.
The rules of stage change consider for the Retail and Wholesale segments:
•Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers.
ITAÚ UNIBANCO HOLDING migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk.
Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING.
•Stage 3: default parameters are used to identify stage 3, and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial asset, at any stage, may migrate to stage 3 when presenting default parameters.
Based on the classifications in stages, the measurement rules determined for expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum exposure of financial instruments to credit risk

	12/31/2025			12/31/2024
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	2,382,665	497,846	2,880,511	2,089,980	583,321	2,673,301
At Amortized cost	1,700,211	342,577	2,042,788	1,500,797	412,007	1,912,804
Central Bank of Brazil deposits	167,275	-	167,275	160,698	-	160,698
Interbank deposits	26,394	39,801	66,195	26,709	40,222	66,931
Securities purchased under agreements to resell	277,940	2,655	280,595	238,593	4,627	243,220
Securities	309,312	20,653	329,965	302,599	24,908	327,507
Loan and lease operations	821,637	262,161	1,083,798	708,917	316,576	1,025,493
Other financial assets	139,618	24,411	164,029	103,711	33,002	136,713
(-) Provision for expected credit loss	(41,965)	(7,104)	(49,069)	(40,430)	(7,328)	(47,758)
At Fair value through other comprehensive income	61,370	71,103	132,473	31,268	75,035	106,303
Securities	61,370	71,103	132,473	31,268	75,035	106,303
At Fair value through profit or loss	621,084	84,166	705,250	557,915	96,279	654,194
Securities	603,439	25,335	628,774	533,887	26,256	560,143
Derivatives	14,553	58,831	73,384	22,416	70,023	92,439
Other financial assets	3,092	-	3,092	1,612	-	1,612
Financial liabilities - Provisions for financial guarantees, credit commitments and credits to be released	(1,619)	(174)	(1,793)	(4,298)	(630)	(4,928)
Off-balance sheet	629,007	86,862	715,869	537,015	86,714	623,729
Financial guarantees	106,456	27,649	134,105	95,890	28,025	123,915
Credit commitments and credits to be released	522,551	59,213	581,764	441,125	58,689	499,814
Total	3,010,053	584,534	3,594,587	2,622,697	669,405	3,292,102
Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.
The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn.
As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.
I.IV.I - By business sector
Loan and lease operations

	12/31/2025%		12/31/2024%
Individuals	582,472	53.7%	549,181	53.6%
Companies	501,326	46.3%	476,312	46.4%
Industry and commerce	246,158	22.7%	222,945	21.7%
Services	207,447	19.2%	207,437	20.2%
Other sectors	47,721	4.4%	45,930	4.5%
Total	1,083,798	100.0%	1,025,493	100.0%

Other financial assets (1)

	12/31/2025%		12/31/2024%
Public sector	954,882	63.1%	871,579	62.4%
Services	156,891	10.4%	196,419	14.1%
Financial	232,974	15.4%	146,823	10.5%
Other sectors	167,473	11.1%	181,722	13.0%
Total	1,512,220	100.0%	1,396,543	100.0%
1) Includes Financial assets at fair value through other comprehensive income, at fair value through profit or loss and at amortized cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees, Credit commitments and Credits to be released) is neither categorized nor managed by business sector.
I.IV.II - By type and classification of credit risk
Loan and lease operations

	12/31/2025
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	410,807	902	355,886	767,595	34,869	1	3,201	38,071	27,550	-	13	27,563	473,226	903	359,100	833,229
Companies	359,265	104,710	165,929	629,904	9,746	257	786	10,789	11,277	3,541	182	15,000	380,288	108,508	166,897	655,693
Foreign loans - Latin America	210,945	24,336	54,672	289,953	10,329	315	1,070	11,714	9,010	43	25	9,078	230,284	24,694	55,767	310,745
Total	981,017	129,948	576,487	1,687,452	54,944	573	5,057	60,574	47,837	3,584	220	51,641	1,083,798	134,105	581,764	1,799,667
%	58.1%	7.7%	34.2%	100.0%	90.7%	1.0%	8.3%	100.0%	92.6%	7.0%	0.4%	100.0%	60.2%	7.5%	32.3%	100.0%

	12/31/2024
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	347,749	816	290,397	638,962	66,468	2	11,946	78,416	31,357	-	48	31,405	445,574	818	302,391	748,783
Companies	332,440	94,564	142,195	569,199	13,237	959	1,255	15,451	11,956	3,045	247	15,248	357,633	98,568	143,697	599,898
Foreign loans - Latin America	196,464	23,965	50,716	271,145	14,004	534	2,862	17,400	11,818	30	148	11,996	222,286	24,529	53,726	300,541
Total (1)	876,653	119,345	483,308	1,479,306	93,709	1,495	16,063	111,267	55,131	3,075	443	58,649	1,025,493	123,915	499,814	1,649,222
%	59.3%	8.0%	32.7%	100.0%	84.2%	1.4%	14.4%	100.0%	94.0%	5.2%	0.8%	100.0%	62.2%	7.5%	30.3%	100.0%
1) For better presentation and comparability, comparative balances have been reclassified acording to current criteria.

Internal rating	12/31/2025				12/31/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Low	880,216	377	-	880,593	817,782	68,406	-	886,188
Medium	99,804	14,135	-	113,939	58,817	14,214	-	73,031
High	997	40,432	-	41,429	54	11,089	-	11,143
Credit-impaired	-	-	47,837	47,837	-	-	55,131	55,131
Total	981,017	54,944	47,837	1,083,798	876,653	93,709	55,131	1,025,493
%	90.5%	5.1%	4.4%	100.0%	85.5%	9.1%	5.4%	100.0%
Other financial assets

	12/31/2025
	Book value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Government securities	247,579	249,173	247,571	8	8	-	-
Brazil	187,441	189,044	187,441	-	-	-	-
Latin America	31,118	31,147	31,118	-	-	-	-
Abroad	29,020	28,982	29,012	8	8	-	-
Corporate securities	202,556	197,775	196,382	4,414	3,680	4,489	2,494
Rural product note	68,533	64,774	64,680	2,770	2,521	2,233	1,332
Bank deposit certificate	230	231	230	-	-	-	-
Real estate receivables certificates	4,410	4,352	4,343	78	67	-	-
Debentures	82,462	80,921	80,761	1,362	895	1,466	806
Eurobonds and other	17,558	17,257	17,252	-	-	713	306
Financial bills	384	384	384	-	-	-	-
Promissory and commercial notes	21,273	21,095	21,068	188	155	77	50
Other (1)	7,706	8,761	7,664	16	42	-	-
Investment funds	9,811	9,814	9,811	-	-	-	-
Total	459,946	456,762	453,764	4,422	3,688	4,489	2,494
1) Includes equity instruments designated to Fair value through other comprehensive income that are not subject to a provision for expected credit loss.

	12/31/2024
	Book value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Government securities	257,525	261,164	257,525	-	-	-	-
Brazil	176,185	179,814	176,185	-	-	-	-
Latin America	43,192	43,152	43,192	-	-	-	-
Abroad	38,148	38,198	38,148	-	-	-	-
Corporate securities	172,630	169,062	167,327	2,670	2,444	6,075	2,860
Rural product note	60,068	59,102	58,952	844	764	541	353
Bank deposit certificate	133	132	133	-	-	-	-
Real estate receivables certificates	5,875	5,434	5,426	453	449	-	-
Debentures	75,742	72,991	72,831	527	404	5,534	2,507
Eurobonds and other	5,905	5,914	5,763	143	142	-	-
Financial bills	265	264	265	-	-	-	-
Promissory and commercial notes	16,280	16,136	16,117	176	163	-	-
Other (1)	8,362	9,089	7,840	527	522	-	-
Total (2)	430,155	430,226	424,852	2,670	2,444	6,075	2,860
1) Includes equity instruments designated to Fair value through other comprehensive income.
2) The balances presented were adjusted to reflect the composition of the table with Amortized cost and Fair value through other comprehensive income financial instruments.

Other financial assets - Internal classification by level of risk

12/31/2025
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through other comprehensive income	Financial assets at fair value through profit or loss	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	346,790	325,342	132,367	702,526	1,507,025
Medium	-	2,061	-	177	2,238
High	-	2,562	106	289	2,957
Total	346,790	329,965	132,473	702,992	1,512,220
%	22.9%	21.8%	8.8%	46.5%	100.0%

12/31/2024
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through other comprehensive income	Financial assets at fair value through profit or loss	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	310,151	318,322	106,267	630,444	1,365,184
Medium	-	5,133	18	21,735	26,886
High	-	4,052	18	403	4,473
Total	310,151	327,507	106,303	652,582	1,396,543
%	22.2%	23.5%	7.6%	46.7%	100.0%
Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 73,384 (R$ 92,439 at 12/31/2024).
I.IV.III - Financial asset collateral

	12/31/2025				12/31/2024
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral
Individuals	190,212	500,667	2,912	1,975	172,391	456,428	3,127	2,736
Personal (1)	9,102	40,167	958	828	8,128	25,156	1,673	1,556
Vehicles (2)	30,321	66,419	1,094	977	31,859	70,772	1,119	1,026
Mortgage loans (3)	150,789	394,081	860	170	132,404	360,500	335	154
Companies (4)	180,843	556,310	83,034	75,174	166,845	592,523	63,892	60,395
Foreign loans - Latin America (4)	196,787	390,985	13,884	5,695	188,756	374,316	12,731	4,201
Total	567,842	1,447,962	99,830	82,844	527,992	1,423,267	79,750	67,332
1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 550,231 (R$ 417,751 at 12/31/2024) represent unsecured loans.
I.IV.IV - Repossessed assets
The accounting policy on assets held for sale is presented in Note 2c V.
The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 732 (R$ 794 from 01/01 to 12/31/2024).
II - Market risk

It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.
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
The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17 and BCB Resolution No. 111/21 as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.
Market risk management is based on the following metrics:
•Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.
•Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).
•Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level.
•Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).
•Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.
Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics:
•ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.
•ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates.
In addition, sensitivity and loss control measures are also analyzed. They include:
•Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.
•Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.
•Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.
In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.
The structure of limits and alerts is aligned with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk.

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
II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING
VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR Total (Historical Simulation) (1)
	12/31/2025				12/31/2024
	Average	Minimum	Maximum	Total VaR	Average	Minimum	Maximum	Total VaR
VaR by Risk Factor Group
Interest rates	1,303	1,028	1,974	1,376	1,179	988	2,120	2,009
Currencies	40	22	97	51	36	18	64	50
Shares	45	36	89	46	51	35	86	46
Commodities	30	10	67	40	17	8	41	19
Effect of diversification	-	-	-	(385)	-	-	-	(381)
Total risk	1,085	777	1,744	1,128	939	756	1,902	1,743
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

	12/31/2025						12/31/2024
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	559,569	474,979	324,977	995,761	386,781	2,742,067	617,119	433,855	245,916	923,202	338,412	2,558,504
At amortized cost	534,045	422,780	230,622	540,365	176,532	1,904,344	533,678	347,519	200,787	507,268	208,755	1,798,007
Central Bank of Brazil deposits	146,283	-	-	-	-	146,283	138,518	-	-	-	-	138,518
Interbank deposits	42,901	8,817	7,927	6,543	7	66,195	33,082	10,559	9,888	13,382	14	66,925
Securities purchased under agreements to resell	179,964	85,646	7,927	6,602	456	280,595	201,082	41,460	-	-	677	243,219
Securities	9,610	31,094	32,879	187,985	65,905	327,473	12,910	38,878	36,794	164,332	70,938	323,852
Loan and lease operations	155,287	297,223	181,889	339,235	110,164	1,083,798	148,086	256,622	154,105	329,554	137,126	1,025,493
At fair value through other comprehensive income	7,532	11,521	23,676	65,425	24,319	132,473	17,377	16,118	6,382	47,809	18,617	106,303
At fair value through profit or loss	17,992	40,678	70,679	389,971	185,930	705,250	66,064	70,218	38,747	368,125	111,040	654,194
Securities	6,661	30,904	60,564	356,538	174,107	628,774	50,816	57,814	24,538	332,313	94,662	560,143
Derivatives	11,301	9,750	8,311	32,421	11,601	73,384	15,232	12,321	13,888	35,285	15,713	92,439
Other financial assets	30	24	1,804	1,012	222	3,092	16	83	321	527	665	1,612
Financial liabilities	746,216	232,628	153,323	902,936	150,635	2,185,738	777,435	217,860	153,291	745,329	152,728	2,046,643
At amortized cost	734,808	222,355	146,134	870,770	140,225	2,114,292	766,631	203,641	137,520	710,423	142,153	1,960,368
Deposits	378,615	90,880	57,871	567,747	19,369	1,114,482	382,252	90,133	53,767	503,422	25,167	1,054,741
Securities sold under repurchase agreements	329,271	31,537	2,500	35,140	36,159	434,607	322,797	21,378	1,458	5,279	37,875	388,787
Interbank market funds	25,455	96,811	77,530	199,063	7,311	406,170	56,173	87,015	74,950	148,059	6,097	372,294
Institutional market funds	908	2,747	7,768	65,385	77,386	154,194	5,005	5,057	6,971	50,500	73,014	140,547
Other financial liabilities	559	380	465	3,435	-	4,839	404	58	374	3,163	-	3,999
At fair value through profit or loss	11,408	10,273	7,189	32,166	10,410	71,446	10,804	14,219	15,771	34,906	10,575	86,275
Derivatives	11,408	10,199	6,988	32,049	9,116	69,760	10,775	14,179	15,626	34,756	10,077	85,413
Structured notes	-	-	-	-	57	57	-	-	-	12	306	318
Other financial liabilities	-	74	201	117	1,237	1,629	29	40	145	138	192	544
Difference assets / liabilities (1)	(186,647)	242,351	171,654	92,825	236,146	556,329	(160,316)	215,995	92,625	177,873	185,684	511,861
Cumulative difference	(186,647)	55,704	227,358	320,183	556,329		(160,316)	55,679	148,304	326,177	511,861
Ratio of cumulative difference to total interest-bearing assets	(6.8)%	2.0%	8.3%	11.7%	20.3%		(6.3)%	2.2%	5.8%	12.7%	20.0%
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
Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:
•Different scenarios projected for changes in liquidity.
•Contingency plans for crisis situations.
•Reports and charts that describe the risk positions.
•Assessment of funding costs and alternative sources of funding.
•Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.
III.I - Primary sources of funding
ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 77.4% or R$ 1,296,985, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	12/31/2025			12/31/2024
	0-30 days	Total	%	0-30 days	Total	%
Deposits	1,011,751	1,114,482		894,482	1,054,741
Demand deposits	135,383	135,383	8.1%	124,920	124,920	8.0%
Savings deposits	177,305	177,305	10.6%	180,730	180,730	11.5%
Time deposits (1)	698,034	789,643	47.1%	580,855	735,376	46.9%
Other	1,029	12,151	0.7%	7,977	13,715	0.9%
Interbank market funds (1)	284,186	406,170	24.3%	189,700	372,294	23.7%
Funds from own issue (2)	-	2	-	-	2	-
Institutional market funds	1,048	154,194	9.2%	5,163	140,547	9.0%
Total	1,296,985	1,674,848	100.0%	1,089,345	1,567,584	100.0%
1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Securities sold under repurchase agreements with securities from own issue.

III.II - Control over liquidity
Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 389,723 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 181,290 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 215.0% (221.3% at 12/31/2024) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.
From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,499,680 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,202,060 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.
The NSFR at the period closing is 124.8% (122.0% at 12/31/2024), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:
Undiscounted future flows, except for derivatives which are fair value	12/31/2025					12/31/2024
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Deposits	1,011,753	82,363	11,753	11,083	1,116,952	894,493	132,640	14,588	18,118	1,059,839
Savings	177,305	-	-	-	177,305	180,730	-	-	-	180,730
Interbank	410	10,602	824	2	11,838	1,497	1,451	3,848	770	7,566
Time deposit	698,034	71,761	10,929	11,081	791,805	580,855	131,189	10,740	17,348	740,132
Demand	135,383	-	-	-	135,383	124,920	-	-	-	124,920
Other deposits	621	-	-	-	621	6,491	-	-	-	6,491

Central Bank of Brazil deposits	(152,376)	(11,403)	(1,737)	(1,759)	(167,275)	(137,510)	(19,100)	(1,564)	(2,524)	(160,698)
Savings	(22,349)	-	-	-	(22,349)	(30,763)	-	-	-	(30,763)
Time deposit	(109,035)	(11,403)	(1,737)	(1,759)	(123,934)	(84,567)	(19,100)	(1,564)	(2,524)	(107,755)
Demand	(20,992)	-	-	-	(20,992)	(22,180)	-	-	-	(22,180)

Securities sold under repurchase agreements	351,460	34,833	2,639	151,901	540,833	352,257	23,772	572	77,597	454,198
Government securities	283,969	12,024	2,639	151,898	450,530	274,340	7,511	290	76,463	358,604
Corporate securities	34,569	22,636	-	3	57,208	27,191	15,642	282	1,134	44,249
Foreign	32,922	173	-	-	33,095	50,726	619	-	-	51,345

Interbank market funds	284,186	60,270	39,307	52,411	436,174	189,700	114,859	33,650	60,238	398,447

Institutional market funds	1,048	11,324	69,055	92,451	173,878	5,163	15,436	54,277	100,802	175,678

Derivatives	11,408	17,187	12,023	29,142	69,760	10,775	29,805	12,566	32,267	85,413
Forward	3,203	1,033	119	26	4,381	1,435	2	-	13	1,450
Options	513	3,951	1,496	2,442	8,402	3,902	14,825	1,065	796	20,588
Swaps	5,078	6,262	8,601	25,512	45,453	3,187	7,957	10,065	30,185	51,394
Other derivatives	2,614	5,941	1,807	1,162	11,524	2,251	7,021	1,436	1,273	11,981

Other financial liabilities	-	275	117	1,237	1,629	29	185	138	192	544

Total financial liabilities	1,507,479	194,849	133,157	336,466	2,171,951	1,314,907	297,597	114,227	286,690	2,013,421

Off-balance commitments		12/31/2025					12/31/2024
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		4,170	49,367	25,903	54,665	134,105	3,323	42,924	21,910	55,758	123,915
Credit commitments and credits to be released		274,961	60,573	17,518	228,712	581,764	192,814	53,056	19,647	234,297	499,814
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	-	1	1	-	-	-	-	-
Total		279,131	109,940	43,421	283,378	715,870	196,137	95,980	41,557	290,055	623,729
IV - Emerging Risks
Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.
Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed.
This process is ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples.
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
In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.
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
The notes about capital were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).
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
The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.
In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2025	12/31/2024
Available capital (amounts)
Common Equity Tier 1 (CET 1)	185,595	188,265
Tier 1	208,161	206,196
Total capital (PR)	228,589	227,602
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,505,475	1,379,056
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	12.3%	13.7%
Tier 1 ratio (%)	13.8%	15.0%
Total capital ratio (%)	15.2%	16.5%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%
At 12/31/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 21,543 (R$ 16,957 at 12/31/2024) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 19,034 (R$ 20,497 at 12/31/2024).
The Basel Ratio reached 15.2% at 12/31/2025, a reduction of 1.3 p.p. in relation to that calculated at 12/31/2024. The variation reflects the effects of interest payments on capital and additional dividends, share repurchase and growth in risk-weighted assets, offset by the positive impact of income in the period.
Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 108,151 (R$ 117,278 at 12/31/2024), well above the Capital Buffer requirement of R$ 53,686 (R$ 49,049 at 12/31/2024), widely covered by available capital.
The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 12/31/2025, fixed assets ratio reached 19.4% (18.5% at 12/31/2024), showing a surplus of R$ 69,887 (R$ 71,704 at 12/31/2024).
II - Risk-Weighted Assets (RWA)
For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:
•RWACPAD = portion related to exposures to credit risk, calculated using standardized approach.
•RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
•RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach.
•RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
•RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA
	12/31/2025	12/31/2024
Credit risk (excluding counterparty credit risk)	1,199,103	1,108,011
Of which: standardized approach for credit risk	1,119,760	1,038,238
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	79,343	69,773
Counterparty credit risk (CCR)	29,789	44,837
Of which: standardized approach for counterparty credit risk (SA-CCR)	20,340	35,148
Of which: other CCR	9,449	9,689
Equity investments in funds - look-through approach	6,433	4,667
Equity investments in funds - mandate-based approach	-	-
Equity investments in funds - fall-back approach	1,109	716
Securitization exposures in banking book	12,838	9,242
Market Risk	50,248	43,189
Of which: standardized approach (RWAMPAD)	61,438	52,643
Of which: internal models approach (RWAMINT)	30,685	28,471
Operational Risk	143,006	112,827
Payment Services risk (RWASP)	NA	NA
Amounts below the thresholds for deduction	62,949	55,567
Total	1,505,475	1,379,056
III - Recovery Plan
In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.
IV - Stress testing
The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.
For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17.
In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area.
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
V - Leverage Ratio
The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.
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
(i)Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.
(ii)Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.
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

Assumptions	Impact in income		Impact in stockholders’ equity
	Insurance	Private pension	Insurance	Private pension
Discount rate
0.5 p.p. increase	-	(48)	57	430
0.5 p.p. decrease	-	33	(62)	(460)
Biometric tables
5% increase	(15)	39	-	-
5% decrease	15	(41)	-	-
Claims
5% increase	(31)	-	-	-
5% decrease	31	-	-	-
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
Below is a maturity analysis of estimated discounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	12/31/2025			12/31/2024
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(519)	12,001	11,482	(159)	13,469	13,310
2 years	(342)	12,553	12,211	(295)	13,538	13,243
3 years	(223)	12,926	12,703	(194)	12,380	12,186
4 years	(104)	13,177	13,073	(91)	12,219	12,128
5 years	7	13,281	13,288	1	12,178	12,179
Over 5 years	1,075	257,752	258,827	884	215,436	216,320
Total (1,2)	(106)	321,690	321,584	146	279,220	279,366
1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

ITAÚ UNIBANCO HOLDING holds R$ 343,066 (R$ 295,823 at 12/31/2024) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.
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

Note 33 - Supplementary information
a) Supplementary Law No. 224/25

Published on December 26, 2025, it establishes the increase of the rate of CSLL, producing effects as from April 1, 2026, as follows:
• Payment Institutions - increase from 9% to 12% until December 31, 2027, and to 15% as from January 1, 2028.
• Legal Entities of Capitalization and Credit, Financing and Investment Companies - increase from 15% to 17.5% until December 31, 2027 and to 20% as from January 1, 2028.
This regulation brought effects in Deferred taxes in the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended December 31, 2025.
b) Financeira Itaú CBD S.A. and Banco Investcred Unibanco S.A.

On December 5, 2025, ITAÚ UNIBANCO HOLDING entered into an agreement for the purchase of ownership interest currently held, either directly or indirectly, by Companhia Brasileira de Distribuição and by Grupo Casas Bahia S.A. in the controlled company Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento, for approximately R$526.
Two years from the closing of the agreement, ITAÚ UNIBANCO HOLDING will acquire the ownership interest indirectly held by Sendas Distribuidora S.A. in the controlled company Banco INVESTCRED Unibanco S.A., for approximately R$260, and will hold the investee’s total capital.
Effective acquisitions and financial settlements will occur after the necessary regulatory approvals.
Note 34 - Subsequent event
Avenue Holding Cayman Ltd
On January 30, 2026, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired an additional 17.2% ownership interest in Avenue Holding Cayman Ltd and started holding control of the company with a 50.1% ownership in total capital. The acquisition results from the second stage of the agreement for the purchase and sale of shares entered into in July 2022.
Effective acquisitions and financial settlements occurred after the required regulatory approvals.